Form 20-F
period 2001-03-31
VIDESH SANCHAR NIGAM LTD
filed 2001-10-02
CIK 1116134

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 OCTOBER 1, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 20-F

                                   (Mark One)

[   ]     REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF THE
          SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2001

                                       OR

[   ]     TRANSITION  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934 For the transition period from ______ to ________

Commission File Number 000-30772

                          VIDESH SANCHAR NIGAM LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                              The Republic of India
                 (Jurisdiction of incorporation or organization)

                              Videsh Sanchar Bhavan
                               Mahatma Gandhi Road
                                 Mumbai 400 001
                                      India
                                 +91-22 262 4020
                    (Address of principal executive offices)

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

Title of Each Class                    Name of Each Exchange on Which Registered
American Depositary Shares*            New York Stock Exchange
Equity Shares, par value               New York Stock Exchange
   Rs.10 per share

                    Securities registered or to be registered
                     pursuant to Section 12(g) of the Act:

                                      None

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Annual Report.

83,133,086 Equity Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|  No |  |

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_| Item 18 |X|

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

                                TABLE OF CONTENTS

Certain Defined Terms..........................................................2
Currency of Presentation.......................................................2
Exchange Rates    .............................................................2
Cautionary Statement with Respect to Forward-Looking Statements ...............2

Part I.........................................................................3

     Item 1.      Identity of Directors, Senior Management and Advisers........3
     Item 2.      Offer Statistics and Expected Timetable......................3
     Item 3.      Key Information..............................................3
     Item 4.      Information on the Company..................................17
     Item 5.      Operating and Financial Review and Prospects................46
     Item 6.      Directors, Senior Management and Employees..................60
     Item 7.      Major Shareholders and Related Party Transactions...........65
     Item 8.      Financial Information:Consolidated Financial Information....66
     Item 9.      The Offer and Listing.......................................67
     Item 10.     Additional Information......................................71
     Item 11.     Quantitative and Qualitative Disclosures About Market Risks.93
     Item 12.     Description of Securities Other Than Equity Securities......93

Part II.......................................................................93

     Item 13.     Defaults, Dividend Arrearages and Delinquencies.............93
     Item 14.     Material Modifications to the Rights of Security Holders
                    and Use of Proceeds.......................................93
     Item 15.     Reserved....................................................93
     Item 16.     Reserved....................................................93

Part III......................................................................93

     Item 17.     Financial Statements........................................93
     Item 18.     Financial Statements........................................93
     Item 19.     Exhibits....................................................94

Signatures....................................................................95

CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to "we," "us," "our," the "Company" and "VSNL" are to Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India. References to "Equity Shares" or "Shares" are to the equity shares, par value Rupees 10 per share of the Company. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing two Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs"). References to the "Department of Telecommunications" or "DOT" are to the Department of Telecommunications/Telecom Commission/Department of Telecom Operations and to the Department of Telecom Services of the Government of India, collectively. The Government of India is sometimes referred to herein as the "Government." Effective October 1, 2000, the operations of the Department of Telecom Services and Department of Telecom Operations have been transferred to Bharat Sanchar Nigam Limited, sometimes referred to herein as "BSNL", a company wholly owned by the Government.

CURRENCY OF PRESENTATION

         In this annual report, references to "$" or "Dollars" or "US Dollars" are to the legal currency of the United States and references to "Rs" or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements included in this annual report are presented in Indian Rupees and are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). For the convenience of the reader, this annual report contains translations of certain Indian Rupee amounts into US Dollars, which should not be construed as a representation that such Indian Rupee or US Dollar amounts referred to herein could have been, or could be, converted to US Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated, or at all. References to "Indian GAAP" are to Indian generally accepted accounting principles. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year. References to years not specified as being fiscal years are to calendar years.

EXCHANGE RATES

         The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was Rs.46.85 per $1.00 on March 30, 2001 for the conversion of Rupees into US Dollars.

         Unless otherwise specified herein, financial information has been converted into US Dollars at such Noon Buying Rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see "Item 3. Key Information--Selected Financial Data--Exchange Rates."

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "ITEM 3. KEY INFORMATION-RISK FACTORS," "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS ANNUAL REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         SELECTED FINANCIAL DATA

         The following information should be read in conjunction with and is qualified in its entirety by reference to the audited financial statements of the Company, including the Notes thereto, also included in this annual report. The information should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects", included elsewhere in this annual report. The financial statements comprising the balance sheets of the Company as of March 31, 2000 and March 31, 2001 and the related statements of income, cash flows and shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been audited by Deloitte Haskins & Sells, independent accountants, in accordance with US GAAP. The data derived from these financial statements, along with the Notes thereto, and included in this annual report, are prepared in Indian Rupees and presented in accordance with US GAAP. Financial statements for the year ended March 31, 2001, along with the Notes thereto, also have been translated into US Dollars for your convenience.

         Balance sheets for the Company as of March 31, 1997, 1998 and 1999 and the related statements of income, cash flows and shareholders' equity for the years ended March 31, 1997 and 1998 were prepared under International Accounting Standards. It is not practicable, without unreasonable effort or expense, to convert the data for these years from International Accounting Standards to US GAAP.

         The Company has no subsidiaries.

                                                           Years ended March 31,
                                             --------------------------------------------------
                                                   1999             2000             2001             2001
                                             ---------------- ---------------- ---------------- ----------------
                                                                                                  millions of
                                                           millions of Rupees(1)                     US$(1)
                                             -------------------------------------------------- ----------------
Income Statement Data(6)
Total operating revenue                           67,938           70,377           73,076            1,560
Total cost of revenue                             49,296           50,333           50,172            1,071
Gross Margin                                      18,642           20,044           22,904              489
Total other operating costs                        2,894            4,156            4,752              102
                                                  ------           ------           ------            -----
Operating profit                                  15,748           15,888           18,152              387
Total other income (expense), net                   (746)           3,443            7,021              150
                                                  -------          ------           ------              ---
Income before income tax                          15,002           19,331           25,173              537
Income tax expense                                (6,298)          (6,156)          (9,646)            (206)
Dividend tax                                         (38)             (84)            (105)              (2)
                                                ---------         --------          -------            -----
Net income                                         8,666           13,091           15,422              329
                                                   =====           ======           ======             ====
Earnings per equity share - basic and
diluted (2)&(5)                                  Rs.30.41         Rs.45.93         Rs.54.11         US$1.15
Weighted average number of Equity Shares
  outstanding(3)                                     285              285              285              285
Earnings per ADS-
  basic and diluted (where each ADS
  represents two equity shares)                 Rs.60.82          Rs.91.86         Rs.108.22        US$2.30
Dividends per share                                 Rs.4             Rs.8             Rs.8          US$0.17

Other Financial Data(6)
Net cash provided by operating activities          6,679            7,947           23,121              493
Net cash used by investing activities(4)          (6,601)          (3,898)         (41,416)            (884)
Dividends                                           (380)            (760)            (760)             (16)
Net cash used by financing activities             (1,916)            (740)            (806)             (17)


Balance Sheet Data(6)                                                  As at March 31

                                                                     2000             2001             2001
                                                                   --------         --------         ------
Total assets                                                       83,211          100,425            2,144

Trade payables                                                     13,535           11,309              242
Accrued expenses and other liabilities                              6,365           10,731              229
                                                                   ------           ------             ----
Total liabilities                                                  19,900           22,040              471

Total shareholders' equity                                         63,311           78,385            1,673

-------------------
Note
(1)  Except per share data.
(2) Calculated on a weighted average basis giving retroactive effect to stock dividends issued during November 2000.
(3)  In millions.
(4) Comprise purchases of property, plant and equipment, capital work in progress and expenditure on investments, including net investments in various satellite consortia.
(5) On September 26, 2000, the shareholders of the Company approved a stock dividend of Equity Shares in the ratio of two Equity Shares for every one Equity Share held, which was distributed on November 24, 2000 to shareholders of record as of November 16, 2000. The Company has capitalized the legally required face value of the Equity Shares issued.
(6) The above data should be read along with the Notes included with the financial statements.


         DIVIDENDS

         Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. In addition, the Board of Directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. In 1996, the Ministry of Finance adopted non-binding guidelines regarding the payment of dividends by "public sector undertakings" ("PSUs"), including the

Company. According to such guidelines, profit-making PSUs which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20 percent of the higher of paid-up share capital as of year-end and profit after tax for such year. These guidelines have not been complied with by a substantial number of PSUs, including the Company. The Ministry of Finance has requested that PSUs that have not complied with the guidelines for the fiscal year ended March 31, 1996 declare an interim dividend for the year ending March 31, 1997, and 1998, which would be adjusted against the final dividend payable for such year. The Company has requested the Department of Telecommunications to inform the Ministry of Finance that the Company prefers to retain its earnings instead of paying substantial dividends in accordance with such request or the guidelines, since the former serves to enhance shareholder value in the Company.

         Owners of ADRs are entitled to receive dividends payable in respect of the Equity Shares represented by their ADSs. The Equity Shares represented by ADSs rank pari passu with existing Equity Shares of the Company in respect of dividends. Cash dividends in respect of the Equity Shares represented by the ADSs will be paid to the Company's depositary for the ADSs ("The Bank of New York" or "Depositary") in Rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into US Dollars and distributed, net of Depositary fees and expenses, to the holders of such ADRs.

         With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs will only receive dividends prorated from the date of issuance of the underlying Equity Shares to the end of the fiscal year for which such dividends are declared and paid.

         The following table sets forth the annual dividends paid per Share for each of the fiscal years indicated.

                                                         DIVIDEND PER SHARE
FOR THE FISCAL                ACTUAL DIVIDEND            BASED ON INCREASE
YEAR ENDED MARCH 31,         PAID PER SHARE(1)          IN SHARE CAPITAL(3)
--------------------         -----------------          -------------------
                          INDIAN RUPEES  US$(2)       INDIAN RUPEES   US$(2)
                          -------------  ------       -------------   ------
2001                          50.00        1.04           50.00        1.04
2000                          8.00         0.17            2.67        0.06
1999                          8.00         0.18            2.67        0.06
1998                          4.50         0.09            1.33        0.03
1997                          3.50         0.10            1.16        0.33

----------------

(1) Dividends are payable pro rata from the date of allotment. Based on the recommendation of the Board of Directors at a Shareholders meeting held on September 27, 2001, the shareholders approved a dividend of Rs.50 per share for fiscal year 2001, payable October 2001 to shareholders registered as shareholders of the Company on September 16, 2001.

(2) The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date. For fiscal year 2001, the figure in the chart is based on the Noon Buying Rate for September 27, 2001. However, the actual dividends paid per share will be based on the Noon Buying Rate on the date of payment of the dividends.

(3) On September 26, 2000, the shareholders of the Company approved the distribution of bonus shares to shareholders. Consequently, each shareholder received two shares for every share held by such shareholder. Accordingly the dividend per share information presented here has been computed retroactively to reflect the distribution of bonus shares and the consequent increase in the share capital of the Company.

         Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

EXCHANGE RATES

         Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company's Equity Shares on the Indian stock exchanges and, as a result, will likely affect the market price of the Company's ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by Depositary of any cash dividends paid in Indian Rupees on the Company's Equity Shares represented by the ADSs.

         The following table sets forth, for the fiscal years indicated, information concerning the number of Indian Rupees for which one US Dollar could be exchanged based on the average of the Noon Buying Rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purchases by the Federal Reserve Bank of New York. The column titled "Average" in the table below is the average of the daily Noon Buying Rate on the last business day of each month during the year.

FISCAL YEAR ENDED MARCH 31,      PERIOD END    AVERAGE       HIGH         LOW
---------------------------      ----------    -------       ----         ---

1996 (From January 1, 1996)       Rs.34.35    Rs.33.47   Rs.36.46     Rs.31.41
1997                                 35.88       35.70      35.95        35.00
1998                                 39.53       37.36      39.55        35.72
1999                                 42.50       42.27      42.83        39.75
2000                                 43.65       43.46      43.65        42.84
2001                                 46.85       45.88      46.90        43.70

         The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

MONTH                                HIGH                      LOW
-----                                ----                      ---
March 2001                        Rs.46.85                  Rs.46.53
April 2001                           47.07                     46.58
May 2001                             47.06                     46.83
June 2001                            47.40                     47.00
July 2001                            47.21                     47.11
August 2001                          47.19                     47.11

         CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         RISK FACTORS

         In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. Additional risks not currently known to the Company or that the Company now deems immaterial may also impair the Company's business operations. This annual report also contains forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks the Company faces as described below and elsewhere in this annual report.

         THE NEW TELECOMMUNICATIONS POLICY AND OTHER REGULATORY CHANGES WITH RESPECT TO THE TELECOMMUNICATIONS INDUSTRY COULD HAVE THE EFFECT OF EXPOSING US TO INCREASED COMPETITION, THUS ADVERSELY AFFECTING OUR REVENUES AND MARKET SHARE AND THE PRICE OF OUR EQUITY SHARES AND ADSS.

         The New Telecom Policy 1999 (the "Policy") came into effect on April 1, 1999.

         The Policy sets forth a new policy framework for telecommunications regulations in India. One of the stated goals of the Policy is to foster greater competition in the telecommunications industry and it addresses a broad range of matters, including cellular mobile services, fixed line service, domestic long distance, global mobile personal communications, the Department of Telecommunications restructuring, spectrum management, the role of the Telecom Regulatory Authority of India (the "TRAI") and Internet telephony. The Policy states, among other things, that the opening up of international telephony service to competition will be reviewed by the year 2004. The Department of Telecommunications retains the right to modify the terms and conditions of the Company's license (including its monopoly status) at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. However, in September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Thus, instead of ending on March 31, 2004, the Company's monopoly is now scheduled to end on March 31, 2002. To offset the likely loss to the Company due to the early termination of its monopoly, the Government has announced the following compensation package:

         (1) Grant of a license to offer domestic long distance services with the following terms:

               (a) Government would pay to the Company a sum equal to the amount paid by the Company as entry fee and license fee for a period of 5 years commencing from April, 2001, net of taxes, and

               (b)  Performance   Bank   Guarantee   of  Rs.4  billion  for  the
                    prescribed roll out will be waived;

         (2) the Company will be granted a Category `A' Internet Service Provider ("ISP") license which will enable it to provide Internet access at locations across the country; and

         (3) The Government may also consider additional compensation if found to be necessary based on a detailed review when undertaken.

         In an Extraordinary General Meeting requisitioned by the Government of India, the shareholders passed a resolution accepting the above compensation package. Prior to such meeting, the Company had represented to the Government that the compensation package should be arrived at through an objective process. The Company had appointed external consultants for this purpose and had submitted their reports to the Government for due consideration. The Company has been granted a Category "A" ISP license to provide Internet access at locations across the country. However, the Company has not yet applied for the license to provide domestic long distance telephone services and there can be no assurance that the license will be granted. No payments have yet been made by the Government to the Company towards the entry fee and license fee as the Company has not yet paid such amounts towards domestic long distance services.

         In addition, the Government recently announced that private operators were to be permitted to provide domestic long distance service and basic service on all telecom circles in the very near future. The use of Internet telephony and voice messaging could cause a reduction in revenues realized by the Company. While Internet service providers are currently prohibited from providing Internet telephony, this prohibition may be removed in the near future especially in view of the fact that Internet service providers have recently been allowed to purchase capacity on long distance cable networks.

         Changes implemented as a result of these evolving regulations and policies, as well as increased competition from foreign operators that enter the Indian market, could have the effect of exposing the Company to increased competition and thus adversely affecting the Company's revenues and market share and the price of the Shares and ADSs.

THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED BY ANY SLOWDOWN IN ECONOMIC GROWTH IN INDIA OR THE UNITED STATES.

         Since mid-1997, the economies of a number of Asian countries have experienced significant downturns. Most Asian economies currently are facing contractions in real economic activity. For example, several countries recorded lower or negative Gross Domestic Product growth during the first six months of 2001. According to the Reserve Bank of India's annual report for 2000-01, India experienced an estimated real Gross Domestic Product growth of 5.2 percent during the year ended March 31, 2001, compared with 6.4 percent growth during the year ended March 31, 2000. The general slowdown in regional economies and in India has resulted in slower growth in the Company's traffic.

         Similarly, since approximately 39 percent of the Company's traffic is between India and the United States, any economic slowdown in economic activity in the United States, particularly in the information technology-related sector, could adversely affect the Company's business.

A SUBSTANTIAL PORTION OF THE COMPANY'S ASSETS AND OPERATIONS ARE LOCATED IN INDIA AND THE OUTSTANDING SHARES ARE LISTED ON THE INDIAN STOCK EXCHANGES. ACCORDINGLY, THE COMPANY'S PERFORMANCE AND THE MARKET PRICE AND LIQUIDITY OF THE SHARES AND OF THE ADSS MAY BE AFFECTED BY CHANGES IN EXCHANGE RATES AND CONTROLS, INTEREST RATES, GOVERNMENT POLICY AND TAXATION AND OTHER POLITICAL, ECONOMIC OR SOCIAL DEVELOPMENTS IN OR AFFECTING INDIA.

         Since achieving independence in 1947, India has had a mixed economy with a large public sector and extensive regulation of the private sector. Indian central and state governments have in the past, among other things, imposed controls on prices of a broad range of goods and services, restricted the ability of private sector enterprises to expand capacity, increase production, reduce employment or enter new businesses and imposed controls on the allocation of raw materials and foreign exchange. During the past decade and especially since 1991, the Government has significantly relaxed restrictions on the private sector and introduced policies to liberalize the economy. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways which affect all Indian companies, including companies controlled by the Government, such as the Company.

         India held elections for a new Government in October 1999 and the Government changed for the fifth time since 1996. No party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections. The present Government is made up of a multiparty coalition led by the Bharatiya Janata Party ("BJP") with Mr. A. B. Vajpayee as Prime Minister. There can be no assurance that the BJP-led government, which is presently supported by political parties from outside the Government, will continue to receive such support.

         The budget and the policies for the fiscal year ending March 31, 2002 presented by the Government propose the continuation of policies designed to promote economic deregulation and liberalization.

         In May 1998 India tested five nuclear devices at Pokhran in the State of Rajasthan. In response to the nuclear tests, certain countries, including the United States, announced economic sanctions against India. The United States economic sanctions, among other things, prohibited US banks from extending any loan or providing any credit to the Government, other than for the purchase of food or humanitarian aid, and further prohibited the export from the United States to India (directly or indirectly) of specified goods and technology which are subject to the export licensing requirements of the US Commerce Department. These sanctions have now been lifted. No assurance can be given, however, that these sanctions would not be reactivated or that additional economic sanctions of this nature will not be imposed by the United States or any other country, or that such sanctions if reimposed, would not have a material adverse effect on the Company's business or the price of the Shares and the ADSs. Although the Company is not listed as a company to which the sanctions would apply, export prohibitions and controls may have an adverse effect on the ability of the Company to import (directly or indirectly) certain types of computer equipment and software from the United States.

IF REGIONAL HOSTILITIES INCREASE, OUR BUSINESS COULD SUFFER AND THE PRICE OF THE EQUITY SHARES AND THE ADSS COULD GO DOWN.

         India has from time to time experienced unrest relating to religious and political differences within India's population. In addition, India has in the past been involved in hostilities with neighboring countries. There have been armed conflicts over parts of Kashmir involving the Indian army and infiltrators from Pakistan into Indian territory. India and Pakistan have been in a heightened state of hostilities with significant loss of life in troop conflicts. The hostilities have since substantially abated. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Although the hostilities did not have an adverse impact on the business of the Company, future events of this nature could affect the Indian economy and government policy and could have an adverse effect on the Company's operations.

FURTHER DEVELOPMENTS STEMMING FROM THE RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE TRADING PRICE OF THE ADSS.

         The United States government has indicated that any military response to the recent terrorist attacks is likely to include military action in Afghanistan. Due in part to India's proximity to Afghanistan, the Company's business and the trading price of the ADSs could be adversely affected by military and other related activity in the region.

WE DO NOT CONTROL EITHER THE DOMESTIC TELEPHONE NETWORK ON WHICH ALL CALLS CARRIED BY US EITHER ORIGINATE OR TERMINATE NOR DO WE CONTROL THE RATES CHARGED TO END USERS OF SUCH SERVICES. CONSEQUENTLY, WE CANNOT ENSURE THE QUALITY OF OR RATES FOR, THE DOMESTIC TELEPHONE NETWORK USED BY OUR CUSTOMERS.

         The Company's principal business is providing international telephone services to and from India. All calls carried by the Company either originate or terminate on India's domestic telephone network, which the Company does not own or control. Growth in demand for the Company's international services will depend, to a significant degree, on the development and maintenance of India's domestic telephone network. Demand for the Company's basic services also will depend on the rates charged to end users of such services, which rates are not controlled by the Company. See "Item 4. Information on the Company - Industry Overview" and "Government Regulation."

THE NEW TARIFF REGIME COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The TRAI has authority, among other things, to set the tariffs charged by telecommunications service providers in India, including the Company. Effective May 1999, the TRAI implemented the Telecommunications Tariff Order 1999 (the "Tariff Order"), which is intended to take account of a shift to a more competitive environment through cost-based, transparent tariffs. The Tariff Order envisages reductions of up to 50 percent in peak international call tariffs, phased over three years ending March 31, 2002. In response to these changes, the Department of Telecommunications has issued its tariff orders effective from May 1999 pursuant to which international long distance tariffs have been reduced by approximately 27 percent and further tariff orders effective from October 1, 2000. The Tariff Order implements similar reductions for domestic long distance charges. In addition, the Tariff Order sets maximum tariffs for other services provided by the Company, including Internet services and leased lines. The Company's current revenue sharing arrangement with Bharat Sanchar Nigam Limited will remain in force until March 31, 2002. The arrangement beyond that date will have to be negotiated and finalized. As per the Policy (NTP-99), the revised tariff to become effective from April 2002 for international telephony is yet to be notified by TRAI. Effective April 2002, the international long distance sector is scheduled to be opened up for competition. However, TRAI has floated a consultation paper titled "International Long Distance Services" on September 3, 2001. Therefore, the Company anticipates that the policy will be announced only after the consultation process is completed. There can be no assurance that the new tariff regime or an unfavorable revision of the current revenue sharing arrangement would not have a material adverse effect on the Company's results of operations and financial condition.

ANY UNFAVORABLE REVISIONS OF THE TERMS OF OUR REVENUE SHARING ARRANGEMENT WITH BHARAT SANCHAR NIGAM LIMITED COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND THEREFORE THE PRICE OF OUR SHARES AND ADSS COULD GO DOWN.

         Pursuant to the terms of a revenue sharing arrangement, the Company and Bharat Sanchar Nigam Limited share revenue received by the Company from foreign telecommunications administrations and carriers on incoming international calls terminating on India's domestic network and revenue received by Bharat Sanchar Nigam Limited from Indian domestic subscribers on outgoing international calls initiated on such network. Payments received by the Company from Bharat Sanchar Nigam Limited under such revenue sharing arrangement have historically accounted for a substantial portion of the Company's revenue. The current revenue sharing arrangement between the Company and Bharat Sanchar Nigam Limited covers the period from April 1, 1997 to March 31, 2002. The current arrangement resulted in average gross profit to the Company of Rs.9.39 per call minute in the fiscal year ended March 31, 2001. In the fiscal years ending March 31, 2000, 2001 and 2002, however, the Company has been and will continue to be required under the current arrangement to absorb an increasing portion of any decline in the combined international traffic revenue per call minute of the Company and Bharat Sanchar Nigam Limited (net payments by the Company to foreign administrations and carriers and by the Company and Bharat Sanchar Nigam Limited to each other in respect of delivery of incoming and outgoing calls) compared to the fiscal year ending March 31, 1997. See "Item 4. Information on the Company - Traffic Revenue and Revenue Sharing Arrangement--Revenue Sharing Arrangement." The arrangement beyond that date will have to be negotiated and finalized. Effective April 2002, the international long distance sector is scheduled to be opened up for competition. There can be no assurance that an unfavorable revision of the terms of the revenue sharing arrangement or any subsequent arrangement agreed between the Company and Bharat Sanchar Nigam Limited upon expiration of the current arrangement will not be less favorable to the Company than the current arrangement and will not adversely affect the Company's results of operations and financial condition.

WE ARE SUBJECT TO EXTENSIVE REGULATION AND SUPERVISION BY THE GOVERNMENT AND THIS COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO TRANSACTIONS THAT ARE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

         The Company and its business are subject to extensive regulation and supervision by the Government of India and its departments, including the Department of Telecommunications and the TRAI. Major policy and management
decisions   by  the  Company   require  the  approval  of  the   Department   of
Telecommunications or the Telecom Commission under the Ministry of Communications of the Government of India. As noted above, the TRAI sets the tariffs for telecommunication services. In addition, so long as the Government's shareholding in the Company equals or exceeds 51 percent, the Company is deemed to be an Indian Government company and is subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations concern personnel matters including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as budgeting and capital expenditures and the generation of funds through the issuance of securities. See "Item 4. Information on the Company - Government Regulations."

         Under current Government policy, disputes between Government enterprises (such as the Company) and Government departments must be referred to a Committee of Secretaries of the Government before any legal action may be commenced. The policy would apply, for example, to disputes between the Company and the Department of Telecommunications with respect to interpretation of the Company's license and its revenue sharing arrangement with Bharat Sanchar Nigam Limited. Although the Company may bring a claim in a court of law or to the Telecom Disputes Settlement and Appellate Tribunal (the "TDSAT"), which has been set up to adjudicate disputes, disposal of appeals and to protect the interest of telecommunication service providers and consumers. If the referral to such committee does not result in a resolution of the dispute, it is likely that any decision by the Company to bring such claim would require approval of its Board of Directors, which, as discussed below, is controlled by the Government of India acting through the Department of Telecommunications. The Company's Internet license provides that disputes relating to the terms of the Company's Internet license are required to be submitted for compulsory and binding arbitration before the Government's Director General of Telecommunications.

         The TRAI has primary responsibility for, among other things, facilitating competition and promoting efficiency, protecting the interests of consumers, regulating revenue sharing among service providers and ensuring compliance with license conditions and to set the rates at which domestic and international telecommunication services are provided in India. The TRAI also has the power to (1) call upon service providers to furnish information relating to their operations, (2) appoint persons to make official inquiries, (3) inspect the books of service providers and (4) issue directives to service providers to ensure their proper functioning. Failure to follow the TRAI directives may lead to the imposition of fines. Differences between government departments and/or public sector entities such as the Department of Telecommunications, Bharat Sanchar Nigam Limited, Mahanagar Telephone Nigam Limited and the Company, however, will continue to be referred initially to a Committee of Secretaries of the Government for mediation as discussed above, prior to referral to the Telecom Disputes Settlement and Appellate Tribunal . See "Item 4. Information on the Company - Government Regulations."

REGULATORY CLARIFICATIONS AWAITED FROM THE DOT / TRAI MAY DELAY COMPLETION OF THE DISINVESTMENT PROCESS.

         The Government proposes to sell from its holding, shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner along with the right to management. The Government proposes to simultaneously disinvest 1.97 percent to the employees of the Company. On completion of the proposed disinvestment, certain procedures and regulations that are currently applicable to a Government company will no longer be applicable. Any delays by

DOT or TRAI in clarifying any aspect of the regulatory regime applicable to the Company could adversely affect the timing for completion of the proposed disinvestment by the Government.

THE GOVERNMENT CONTROLS OUR LICENSE TO PROVIDE TELEPHONY SERVICES AND ANY MATERIAL MODIFICATIONS OF THE TERMS AND CONDITIONS OF THE LICENSE COULD DISRUPT OUR BUSINESS AND HAVE A MATERIAL ADVERSE EFFECT ON OUR PROSPECTS.

         The Company operates substantially all of the services it provides, including basic international telephony services to and from India, pursuant to the License from the DOT that has been extended until March 31, 2004. The DOT retains the right, however, to modify the terms and conditions of the Company's License at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of the License, such as its duration, the range of services permitted or the scope of exclusivity, could have a material adverse effect on the Company's business and prospects. See "Item 4. Information on the Company - Government Regulations."

THE GOVERNMENT CONTROLS THE COMPANY AND MAY HAVE INTERESTS THAT CONFLICT WITH THOSE OF THE COMPANY'S OTHER SHAREHOLDERS OR HOLDERS OF THE COMPANY'S ADSS, INCLUDING IN AREAS IN WHICH THE COMPANY MAY COMPETE WITH OTHER GOVERNMENT COMPANIES.

         As of the date hereof, approximately 52.97 percent of the outstanding Shares of the Company are held by the Government of India. Consequently, the Government, acting through DOT, controls the Company and has the power to approve the appointment of its directors and to determine the outcome of most actions requiring the approval of the Board of Directors or shareholders of the Company's business (including in areas in which the Company may compete with Bharat Sanchar Nigam Limited), transactions with Bharat Sanchar Nigam Limited or the assertion of claims against Bharat Sanchar Nigam Limited. In addition, under the Company's Articles of Association, the President of India, on behalf of the Government of India, may issue directives with respect to the conduct of the business and affairs of the Company, and certain matters with respect to the Company's business, including the appointment and remuneration of the Company's Chairman and Managing Director and the declaration of dividends, are reserved for the decision of the President of India. The Company may not take action in respect of any matter reserved for the President of India without his approval. See "Item 10. Additional Information."

SIGNIFICANT GOVERNMENT DISINVESTMENT COULD RESULT IN A CHANGE IN THE WAY IN WHICH WE DO BUSINESS AND THE PRICE OF THE EQUITY SHARES AND THE ADSS COULD GO DOWN.

         The Government currently holds approximately 52.97 percent of the outstanding Shares of the Company and the Government, therefore, has the power to control the Company. However, the Government proposes to sell from its holding, shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner along with the right to management. The Government proposes to simultaneously divest 1.97 percent of the outstanding equity of the Company to its employees. It has been widely reported in the Indian press that the Government has decided to complete the disinvestment process by the end of fiscal year 2002. In the event that the Government divests, the way in which the Company does business could change and the price of the Shares and the ADSs could go down. There can be no assurance that the Company will not issue, or that the Government will not dispose of, additional Shares or related securities.

IF THE DISINVESTMENT PROCESS IS COMPLETED, THE COMPANY MAY BE REQUIRED TO PAY ROYALTIES AND OTHER FEES WHICH AROSE IN PRIOR PERIODS.

         To date, the Company has not had to pay the Government certain royalties and other fees which arose in prior periods. There can be no assurance that the Company will not be required to make such payments in the future, particularly if the Company is no longer majority-controlled by the Government.

IF THE DISINVESTMENT PROCESS IS COMPLETED, THE COMPANY MAY BE ADVERSELY AFFECTED BY PROBLEMS ASSOCIATED WITH A CHANGE IN MANAGEMENT CONTROL OF THE COMPANY.

         The Government has stated that the disinvestment process is to include a change in control of management of the Company from the Government to the winning bidder. As is the case with other privatizations, the challenges of transferring control to the private sector may be magnified by different corporate cultures, different reporting systems and processes and different operating processes. In addition, the Company could be adversely affected by labor issues and compliance issues arising from the privatization process and the obligations assumed by the winning bidder.

THE INDIAN TAX AUTHORITIES CLAIM THAT WE OWE CERTAIN TAX PAYMENTS. WE HAVE NOT MADE PROVISION IN OUR FINANCIAL STATEMENTS FOR SUCH CLAIMS AND IN THE EVENT THAT THE TAX AUTHORITIES PREVAIL ON THEIR CLAIMS THERE COULD BE A SIGNIFICANT NEGATIVE IMPACT ON OUR OPERATIONS.

         The Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.8 billion, Rs.2.4 billion, Rs.2.5 billion, Rs.3.0 billion and Rs.2.6 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs.6.46 billion, have been applied by the Indian income tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.3.6 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of two percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I. Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals) - I, Mumbai. On September 14, 2000, the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, the refund due to the Company was adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

         The Income Tax Department has the right to appeal the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has so far not received any communications from the department/High Court on whether the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.12.4 billion (US$264.8 million) including interest, but excluding penalties, thereon as of March 31, 2001 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim.

         The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the years ended March 31, 1996, 1997 and 1998 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.1 billion, Rs.0.3 billion and Rs.0.5 billion in respect of taxes due (including interest) in connection with such profits for the years ended March 31, 1996, 1997 and 1998, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of two percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.5.7 billion (US$121.66 million) including interest, but excluding penalties thereon as of March 31, 2001 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.1.1 billion in respect of taxes due in connection with such reimbursements for the year ended March 31, 1994. The

Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at the rate of two percent per month. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.7 billion (US$57.63million) including interest, but excluding penalties, thereon as of March 31, 2001. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Consequently, the Company has not made provision for the potential liability arising from these claims.

WE INTEND TO MAKE SUBSTANTIAL CAPITAL INVESTMENTS IN NEW TELECOMMUNICATIONS PROJECTS WHICH MAY BE SUBJECT TO EXECUTION RISK AND, IF NOT OFFSET BY ADDITIONAL REVENUE, WILL ADVERSELY AFFECT OUR OPERATING RESULTS.

         The Company intends to make substantial additional investments in new telecommunications projects, which require significant capital expenditures. See "Item 5. Operating and Financial Review and Prospects." Such projects entail engineering, construction and other normal commercial risks, and there can be no assurance that the projects currently contemplated by the Company will not encounter cost overruns or project delays, will be completed or will operate as planned. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all. In addition, the Company's procedures for preparing budgets and appraising and monitoring capital expenditure projects are less precise than those used by comparable private sector companies. See "Item 5. Operating and Financial Review and Prospects - Financial and Management Accounting and Reporting Systems." Although approval in principle for certain of these projects has been received from the Department of Telecommunications, certain technical studies remain to be completed and actual terms have not yet been finalized. Most of the specific projects contemplated by the Company remain subject to further review and approval by the Board of Directors of the Company. In addition, some of such projects may not be possible without further approval by the Department of Telecommunications and other agencies of the Government and further liberalization of or other changes to the regulatory regime. There can be no assurance that such approvals will be issued or such regulatory changes will be made or that such projects will be implemented as currently planned. Furthermore, there can be no assurance that currently contemplated capital expenditures will be incurred as described herein or that if the projects are completed the capital investments made in such projects will be offset by additional revenue.

DELAYS IN REACHING FINAL AGREEMENT WITH OTHER MAJOR CARRIERS REGARDING RATES COULD CAUSE A SIGNIFICANT INCREASE IN OUR WORKING CAPITAL WHICH IN TURN COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         A substantial portion of the Company's revenue consists of amounts received from foreign telecommunications administrations and carriers for connection to the Indian telecommunications network. As with most developing countries, the volume of incoming calls to India exceeds the volume of outgoing calls from India by a significant margin, which continues to increase, resulting in larger net settlement payments being made to the Company from foreign administrations and carriers. The amounts of the settlement payments required to be made are determined by the accounting rates under the Company's agreements with the foreign administrations and carriers, which are subject to periodic renegotiation.

         In recent years, international organizations such as the International Telecommunications Union and the OECD have expressed the need for revision of the international accounting rate system, and certain foreign telecommunications administrations and carriers have sought to reduce applicable accounting rates in bilateral negotiations with the Company. In August 1997, the United States Federal Communications Commission (the "FCC") issued an order (the "Order") establishing FCC Benchmarks that US carriers must comply with in establishing settlement rates for international calls with non-US telecommunications administrations and carriers. The Order requires, effective as of January 1, 1998, the accounting rate between US carriers and the Company to be reduced substantially over a four year transition period. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement--Payments to and from Foreign Administrations or Carriers." Any such reduction in the accounting rates in effect between the Company and US or other foreign administrations or carriers may reduce the amount of net settlement payments received by the Company. The Company believes that, under the current revenue sharing arrangement agreed between the Company and the DOT, any such reductions in net settlement payments received by the Company will result in substantially corresponding reductions in net payments made by the Company to Bharat Sanchar

Nigam Limited, although the Company has been required indirectly to absorb an increasing portion of such reductions after the fiscal year ending March 31, 1999. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement--Revenue Sharing Arrangement." The authority of the FCC to issue the Order and the Order itself have been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers, and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. There can be no assurance that the FCC, acting pursuant to the Order, will not seek to force US carriers to agree to the benchmark rates, which are lower than the rates in effect between the Company and its correspondent US carriers.

         Substantial delays in reaching final agreement with US carriers or other major carriers regarding rates could cause a significant decrease in the Company's working capital (net of cash) which in turn could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that such delays will not occur in the future. See "Item 5. Operating and Financial Review and Prospects."

THE USE OF ILLEGAL CALL BACK SERVICES HAS THE EFFECT OF LOWERING OUR REVENUE.

         The relative levels of incoming call volume from different countries is affected by the practice of "refile" and by "call-back" services. Refile involves the re-routing of calls to India through a third country by carriers in the country of origination of such calls. Refile seeks to take advantage of a lower accounting rate applicable to calls between India and the third country compared to the rate between India and the country of origination. Due to such lower applicable accounting rate, refile has the effect of lowering the revenue of the Company with respect to an incoming call. Call-back services involve access to an international dial tone in a foreign country, usually in the United States, from which a caller in India can originate calls. These calls are billed in foreign exchange in the foreign country and are therefore treated as incoming calls. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services has continued to grow and has contributed to the increase in recent years in the Company's ratio of incoming to outgoing calls. It is believed that refile and call-back have contributed in particular to the significant increase in recent years in incoming traffic from the United States.

WEAKNESSES IN OUR FINANCIAL AND MANAGEMENT ACCOUNTING AND REPORTING SYSTEMS AND PROCEDURES COULD LEAD TO DIFFICULTIES IN OUR GENERATING TIMELY AND ACCURATE INFORMATION WHICH IS NECESSARY TO MANAGE AND CONTROL OUR BUSINESS EFFICIENTLY.

         The Company was established in 1986 by a transfer of all of the assets and employees of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India, to the Company. The Company, which remained wholly owned by the Government until 1992, continues to be subject to various laws and Government policies in respect of public sector enterprises and to follow procedures appropriate for a public sector entity. See "Item 4. Information on the Company--Government Regulations--General." Consequently, the financial and management accounting and reporting systems of the Company are not as developed as those of certain comparable companies outside India. The Company believes that, due to weaknesses in its financial and management accounting and reporting systems and procedures, it has experienced in the past and continues to experience difficulties in generating timely and accurate information to manage and control its business efficiently. There can be no assurance that the Company will be able to remedy the deficiencies in its current systems and procedures. See "Item 5. Operating and Financial Review and Prospects--Financial and Management Accounting and Reporting Systems."

YOU WILL NOT BE ABLE TO VOTE ON YOUR ADSS.

         Investors in ADSs will have no voting rights unlike holders of the Equity Shares who will have voting rights. It is contemplated that the Depositary will exercise its right to vote on the Equity Shares represented by the ADSs as directed by the Company's Board of Directors. If you wish, you may withdraw the Equity Shares underlying the ADSs and seek to vote the Equity Shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

THERE IS A LIMITED MARKET FOR THE ADSS.

         Even though we have listed the ADSs on the New York Stock Exchange, we cannot be sure that any trading market for the ADSs will be sustained.

YOU ARE UNABLE TO WITHDRAW AND REDEPOSIT SHARES IN THE DEPOSITARY FACILITY.

         Because of certain Indian legal restrictions, the supply of ADSs may be limited. The only way to add to the supply of ADSs will be through a primary issuance because the depositary will not be permitted to accept deposits of outstanding Equity Shares and issue ADSs representing such shares. Therefore, an investor in ADSs who surrenders an ADS and withdraws Equity Shares will not be permitted to redeposit his Equity Shares in the depositary facility. In addition, an investor who has purchased Equity Shares on the Indian market will not be able to deposit them in the ADS program. The inability of investors to withdraw from and re-enter the depositary facility increases the risk that the market price of the ADSs will be below that of the Shares.

         On September 24, 2001, the last reported sale price of the Company's ADSs was US$7.55 per ADS on the New York Stock Exchange.

         The Shares are listed on the BSE and the other Indian stock exchanges. As settlement on such stock exchanges may be subject to delays in certain circumstances, a holder of Shares received upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. In addition, a holder seeking to sell in India any Shares received upon surrender of ADSs will be required to obtain approval from the Reserve Bank of India for each such transaction. There can be no assurance that any such approval will be obtainable in a timely manner or at all. Due to possible delays in settlement or in obtaining requisite approvals, holders of Shares represented by ADSs may be prevented from realizing gains with respect to such Shares during periods of price increases or from limiting losses with respect to such Shares during periods of price declines.

CONDITIONS IN THE INDIAN SECURITIES MARKET MAY AFFECT THE PRICE OR LIQUIDITY OF THE SHARES AND THE ADSS.

         The Indian securities markets are smaller in terms of trading volume and more volatile than the securities markets in the United States and certain European and other countries. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. There is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in securities markets in the United States and certain European and other countries.

         The Indian stock exchanges have experienced problems, including temporary exchange closures, disputes between listed companies and exchanges, broker defaults, settlement delays, custody problems and strikes by brokers. Such problems or similar problems, if they were to recur or continue, could affect the market price and liquidity of the securities of Indian companies, including the Shares and ADSs, in both domestic and international markets. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they did, they could affect the market price and liquidity of the Shares and the ADSs.

THERE MAY BE LESS COMPANY INFORMATION AVAILABLE IN INDIAN SECURITIES MARKETS THAN SECURITIES MARKETS IN DEVELOPED COUNTRIES.

         There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies.

         The Securities and Exchange Board of India ("SEBI") received statutory powers in 1992 to improve disclosure and other regulatory standards for the Indian securities markets. SEBI has prescribed certain regulations and guidelines in relation to disclosure requirements, insider trading and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States and certain European and other countries.

YOU AND THE COMPANY MAY BE SUBJECT TO POTENTIAL LOSSES ARISING OUT OF EXCHANGE RATE RISK ON THE INDIAN RUPEE AND RISKS ASSOCIATED WITH THE CONVERSION OF RUPEE PROCEEDS INTO FOREIGN CURRENCY.

         Fluctuations in the exchange rate between the Rupee and the Dollar will affect, among other things, the Dollar equivalents of the price of the Shares in Rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of Shares in India.

         Fluctuations in the exchange rate between the Rupee and other currencies also affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations and therefore the revenue and operating costs of the Company. The Company may as a result be exposed to the risk of fluctuations in the exchange rate between the Rupee and foreign currencies, which has effectively increased the cost in Rupee terms of foreign exchange payments required to be made by the Company, including payments to foreign telecommunications administrations and payments for imported equipment and technology.

YOUR ABILITY TO SELL IN INDIA ANY EQUITY SHARES WITHDRAWN FROM THE DEPOSITARY FACILITY MAY BE SUBJECT TO DELAYS IF SPECIFIC GOVERNMENT APPROVAL IS REQUIRED.

         Holders who seek to sell in India any Equity Shares received upon surrender of any ADS, and to convert the Rupee proceeds of such sale into foreign currency and remit such foreign currency outside of India, will require the approval of the Reserve Bank of India for each such transaction. Although such approvals are generally forthcoming, there can be no assurance that any such approval can be obtained in a timely manner or at all.

YOU MAY NOT BE ABLE TO  ENFORCE  A  JUDGMENT  OF A  FOREIGN  COURT  AGAINST  THE
COMPANY.

         The Company is a limited liability company organized under the laws of India. All of the directors and officers of the Company and certain other persons named herein are residents of India, and all or a significant portion of the assets of all of the directors and officers and a substantial portion of the assets of the Company are located in India. As a result, it may be difficult for investors to effect service of process upon the Company or such directors or officers outside India or to enforce against them judgments obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws. The statutory basis for recognition and enforcement of foreign judgments in India is provided in Section 13 of the Indian Code of Civil Procedure 1908 (the "Code"), which provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (1) where the judgment has not been pronounced by a court of competent jurisdiction, (2) where the judgment has not been given on the merits of the case, (3) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (4) where the proceedings in which the judgment was obtained were opposed to natural justice, (5) where the judgment has been obtained by fraud and (6) where the judgment sustains a claim founded on a breach of any law in force in India.
Section 44A of the Code provides that where a foreign judgement has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United Kingdom, but not the United States, has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. Accordingly, a judgement of a court in the United States may be enforced only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability claim in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval under the Foreign Exchange Regulation Act of 1973 (now the Foreign Exchange Management Act, 1999) from the Reserve Bank of India to execute such a judgment or to repatriate any amount recovered. The date of passing of the judgment would be the date for fixing the rate of exchange at which the foreign currency amount should be converted to Rupees.

ITEM 4.  INFORMATION ON THE COMPANY.

         HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company, Videsh Sanchar Nigam Limited, was incorporated as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on March 19, 1986 and was, at that time, wholly-owned by the Government. On April 1, 1986, the Company assumed control and management of all of the assets and employees of the Overseas Communications Service, a department of the Ministry of Communications of the Government. In 1992 and 1999, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Government divested a portion of the equity of the Company to certain funds, banks and financial institutions controlled by the Government and the general public. In 1997 and 1999, the Government also sold some of its equity holdings through the issuance of global depositary receipts. Currently, approximately 47 percent of the Shares of the Company is held by various institutions and other private shareholders. The divested shares were initially traded on The Stock Exchange, Mumbai (formerly the Bombay Stock Exchange, the "BSE") in December 1992.

         In January 2001, the Government announced its intention to sell from its holding, shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner along with the right to management. The Government proposes to simultaneously divest 1.97 percent of the outstanding equity of the Company to its employees. It has been widely reported in the Indian press that the Government has decided to complete the disinvestment process by the end of fiscal year 2002.

         The Company's Internet website address is HTTP://WWW.VSNL.COM. The information on the Company's website is not incorporated into this document. The Company's registered office is located at Mahatma Gandhi Road, Mumbai 400 001 India (+91-22-262-4020). The Company's process agent for the Company's ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

         The Company has no subsidiaries as of the date hereof.

         BUSINESS OVERVIEW

         The Company is the exclusive provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 237 territories worldwide. The Company provides international telephone, telex and telegraph services and as of March 31, 2001 operated eight international switching and transmission facilities ("gateways") in Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company is the only entity authorized by the Government to provide basic international telephony services to and from India. The Department of Telecommunications retains the right, however, to modify the terms and conditions of the Company's license (including its monopoly status) at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. In September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Thus, instead of ending on March 31, 2004, the Company's monopoly is now scheduled to end on March 31, 2002. To offset the likely loss to the Company due to the early termination of monopoly, the Government has announced the following compensation package:

         (1) Grant of a license to offer domestic long distance services with the following terms:

               (a) Government would pay to the Company a sum equal to the amount paid by Company as entry fee and license fee for a period of 5 years commencing from April 2001, net of taxes, and

               (b)  Performance   Bank   Guarantee   of  Rs.4  billion  for  the
                    prescribed roll out will be waived;

         (2) The Company will be granted a Category `A' ISP license which will enable it to provide Internet access at locations across the country; and

         (3) The Government may also consider additional compensation if found to be necessary based on a detailed review when undertaken.

         On May 2, 2001, in an Extraordinary General Meeting requisitioned by the Government, the shareholders passed a resolution accepting the above compensation package. Prior to such meeting, the Company had represented to the Government that the compensation package should be arrived at through an objective process. The Company had appointed external consultants for this purpose and had submitted their reports to the Government for due consideration. The Company has been granted a Category "A" ISP license to provide Internet access at locations across the country. However, the Company has not yet applied for the license to provide domestic long distance telephony services and there can be no assurance that the licenwe will be granted under this compensation package. No payments have yet been made by the Government to the Company towards the entry fee and license fee as the Company has not yet paid such amounts towards domestic long distance services.

         The Company derives the bulk of its revenue from payments from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from payments from Bharat Sanchar Nigam Limited for the delivery of international calls abroad. The Company and Bharat Sanchar Nigam Limited share revenue received by the Company from foreign telecommunications administrations and carriers on incoming international calls terminating on India's domestic network and revenue received by Bharat Sanchar Nigam Limited from Indian domestic subscribers on outgoing international calls initiated on such network, pursuant to the terms of a revenue sharing arrangement between the Company and Bharat Sanchar Nigam Limited covering the period from April 1, 1997 to March 31, 2002. With the formation of Bharat Sanchar Nigam Limited, the revenue sharing arrangement continues. See "--Traffic Revenue and Revenue Sharing Arrangement." In January, 1999 the DOT stated that no change to the current revenue sharing arrangements is presently contemplated.

         The Company's services have grown rapidly in recent years reflecting both the overall economic growth of India and the increasing emphasis placed by the Government on improving the domestic telecommunications network. The total volume of telephone traffic transmitted over the Company's network has risen from 1,148 million paid minutes for the year ended March 31, 1996 to 2,688 million paid minutes for the year ended March 31, 2001, a compound annual growth rate of approximately 17 percent. The total number of effective telephone circuits operated by the Company increased from 12,873 at March 31, 1996 to 20,495 circuits at March 31, 2001. In addition, the Company has made significant enhancements to the efficiency of its transmission and switching capabilities, particularly through investment in digital equipment.

         The Company believes that there remains significant unsatisfied demand for telecommunication services in India. As reported in The Hindu Business Line, as of September 2001 the penetration of telephone lines in India was approximately 3.7 lines per 100 inhabitants. This penetration is significantly below that in the Organization for Economic Cooperation and Development "OECD" member countries and many other developing countries. The Company expects that continued expansion of the domestic network, movement towards cost-based tariffs and private sector participation in local fixed line and mobile telecommunications will significantly increase the level of telephone line penetration and quality of service in India in the future, resulting in growth in demand for its international telecommunication services.

         The Company also provides a number of specialized value-added services such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access in 12 cities, Internet leased lines access throughout India, transmission of standard business information ("electronic data interchange"), provision of connection to business information and applications ("managed data network services"), video conferencing, the transmission of television signals (both video and audio), transmission of data over public data network for customers ("packet switched data transmission"), E-mail services and television uplinking.

         Demand for the Company's specialized and value-added services, particularly international leased lines and Internet access, has grown significantly in the past few years. The total leased lines (64 KBP equivalent) capacity has grown from 298 as of March 31, 1996, to 4,898 as of March 31, 2001. The Company's subscriber base for Internet access has increased from 4,151 as of March 31, 1996 (the fiscal year in which the service was first offered by the Company) to 630,970 as of March 31, 2001. The Company believes that this growth is consistent with increasing demand for data services worldwide and in India. The Company expects continued growth in its specialized and value-added services so as to build and maintain a base of direct retail customers.

         Seasonality does not materially affect the Company's business.

         BUSINESS STRATEGY

         The Company's objectives are to remain the dominant provider of international telecommunication services in India, to diversify its products and services by entering into related areas and offering specialized, value-added and Internet related services, and to take advantage of new technologies to support and enhance its position as a leading telecommunications and Internet service provider in India. To meet these objectives, the Company plans to continue developing its international telecommunication services in a manner that

         o     meets the demand of users for such services,

         o optimizes the utilization of its facilities and, as a result, the revenue derived from such facilities and

         o     positions  the  Company  for  significant   participation  in  an
               increasingly liberalized Indian telecommunications industry.

         The Company intends to implement this strategy as follows:

         IMPROVING THE CAPACITY AND QUALITY OF ITS INTERNATIONAL TELECOMMUNICATION SERVICES AND FACILITIES. In addition to increasing the number of international circuits to meet increasing demand, the Company seeks to improve the efficient use of its international telecommunication services and capacity by increasing its capacity to connect digital circuits to a switch and by improving transmission capacity through the use of advanced technologies. For example, the Company continues to invest in undersea fiber optic cables and satellite transmission capacity to enhance its ability to handle efficiently increased voice and data traffic. The Company has embarked on a program for enhancing its connectivity to corporate customers and software exporters. See "--Property, Plants and Equipment--Description of Property." The Company is also seeking to upgrade its switching facilities through the installation of technologically superior switches which enable more efficient transmission of voice and broadband data traffic. See "Item 5. Operating and Financial Review and Prospects--Investment Program--Ninth Five Year Plan Projects--Expansion of Transmission Capacity" and "--Expansion of Number of Switches."

         LEVERAGING EXISTING INFRASTRUCTURE TO PROVIDE SPECIALIZED AND VALUE-ADDED SERVICES. The Company has introduced several international specialized and value-added services in recent years and seeks to increase the portion of its revenues derived from such services. These services typically involve the transmission of data rather than only voice traffic. To meet increasing demand, the Company is expanding and upgrading its infrastructure so as to be in a position to provide bandwidth for such services. The Company currently provides Internet dial-up access in 12 cities and Internet leased line access throughout India. The Company also provides other services including Inmarsat satellite mobile telecommunications, electronic data interchange, managed data network services, video conferencing, transmission of television signals, packet switched data transmission and E-mail services. See "--Services of the Company--Specialized and Value-Added Services." In addition, the Company is considering spinning off certain of its specialized and value-added services, such as the Internet access it is licensed to provide nationwide, E-mail, electronic data interchange and video conferencing services, into a proposed subsidiary, VSNL Seamless Services Private Limited. VSNL Seamless Services Private Limited is expected to develop and maintain a retail customer base to position the Company for continued growth of its specialized and value-added services. The Company is also pursuing opportunities to participate in consortia developing satellite-based telecommunication services. See "Item 5. Operating and Financial Review and Prospects--Investment Program--Ninth Five Year Plan Projects--Capital Contributions to Intelsat and Inmarsat and Acquisition of Indefeasible Rights of Use."

         ENHANCING INTERNET OPPORTUNITIES. The Company is the leading Internet service provider in India with market share of approximately 43 percent of the country's current Internet subscriber base, according to IT Space Research Telecom programs January 2001. The Company has taken the initiative in developing the Internet market in India and will continue to strive to be the market leader in promoting and facilitating growth of the Internet in India. The Company believes that its strategy of focusing on market leadership in Internet access will position it to lead the development and introduction of higher-value Internet services for its consumers and corporate customers.

         POSITIONING FOR NEW INTERNATIONAL OPPORTUNITIES. The Company seeks to enter into joint ventures with domestic and foreign companies to develop telecommunications projects both inside and outside India. The Company, along with Telecommunication Consultants of India Limited ("TCIL"), Mahanagar Telephone Nijam Limited ("MTNL"), and Nepal Ventures Private Limited signed a memorandum of understanding for joining together to provide basic services in Nepal through the use of wireless local loop technology. The Company's participation in these ventures will be designed to permit the Company to utilize its existing expertise and to enable the Company to gain additional experience with potential strategic partners. For example, the Company has entered into bilateral arrangements with foreign telecommunications carriers for the provision of private data transmission services. See "Item 5. Operating and Financial Review and Prospects-Services of the Company--Specialized and Value-Added Services."

         POSITIONING FOR OPPORTUNITIES IN A LIBERALIZED ENVIRONMENT. As part of the multilateral agreement on basic telecommunication services agreed to by member governments of the World Trade Organization in February 1997, the Government of India agreed to review the possibility of allowing competition in the area of domestic long distance telephone services. The Government of India recently opened this area for competition . The Company aims to position itself to provide domestic long distance services through the continued upgrading of its transmission and switching capabilities. See "Item 5. Operating and
Financial Review and Prospects--Investment Program--Ninth Five Year Plan Projects--Provision for Other Projects and Investments."

         SERVICES OF THE COMPANY

         The Company's primary business is the provision of public international switched telecommunication services (telephone, telex and telegraph). The Company also provides a variety of specialized and value-added services, such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access in 12 cities, Internet leased line access throughout India, electronic data interchange, managed data network services, video conferencing, the transmission of television signals, packet switched data transmission and E-mail services. These types of services typically involve greater bandwidth use for the transmission of data rather than voice traffic.

         The following table sets forth certain operating data with respect to the Company's international services as of the dates and for the periods indicated.

                                                                      YEAR ENDED MARCH 31,
                                              --------------------------------------------
                                                 1997         1998          1999          2000          2001
                                               --------     --------      --------      --------      ------
BASIC SERVICES
TELEPHONE(1)
Incoming paid minutes(2) (millions).........    1,000         1,257         1,499         1,773         2,161
Outgoing paid minutes (millions)............      385           428           436           473           527
Total paid minutes (millions)...............    1,385         1,685         1,935         2,246         2,688
Change from previous period (%).............     20.6          21.7         14.84         16.07         19.68
Ratio of incoming to outgoing...............     2.60x         2.94x         3.44x         3.75x         4.10x
Effective circuits (as of period end).......   14,184        15,431        17,922        19,722        20,495
Change from previous period end (%).........     10.2           8.8         16.14         10.04          3.92

TELEX
Paid minutes (millions).....................       17            14            11            10             9
Change from previous period (%).............    (15.0)        (17.6)        (21.0)        (10.58)       (8.80)
Effective circuits (as of period end).......    1,081         1,012           787           682           658
Change from previous period end (%).........     (4.2)         (6.4)        22.23        (13.34)        (3.52)

TELEGRAPH
Paid words (millions).......................       19             16           15             9             7
Change from previous period (%).............    (10.8)       (15.79)       (6.67)        (40.00)       (22.22)
Effective circuits (as of period end).......       35             35           34            25            24
Change from previous period end (%).........     (7.9)          0.0         (2.86)       (26.47)           (4)

SPECIALIZED AND VALUE-ADDED SERVICES
LEASED LINES (CAPACITY)
Number of lines (as of period end)..........      564           913         1,098         1,654         4,913
Change from previous period (%).............    40.65         61.88         20.26         50.64         197.04

PACKET SWITCHED DATA TRANSMISSION
Segments (millions)(3)......................      521           613           469           267           194
Change from previous period (%).............     (7.5)         17.7        (23.49)       (43.07)       (27.34)

INTERNET ACCESS(4)
Subscribers (as of period end)(in thousands)    28.04         90.04        213.05        366.43        630.97
Change from previous period (%).............    575.5         221.1        136.61         72.00         72.19

(1) Telephone paid minutes comprise voice, facsimile and public switched telephone network (PSTN) data traffic sent through the telephone network.
(2) Includes calls placed in India but billed in another country, such as operator-assisted collect and home-country direct calls.
(3) One segment equals 64 characters, with each character representing eight bits of data.
(4)  Internet access services were first offered in August 1995.

BASIC SERVICES

         The Company operates the necessary switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the smooth flow of international traffic between these networks. An outgoing international telephone call from India originates on one of the local Indian telephone exchanges operated by Bharat Sanchar Nigam Limited (formerly the Department of Telecommunications) or Mahanagar Telephone Nigam Limited, (in Mumbai and Delhi), or by private fixed line or cellular network operators, and is transferred to one of the Company's gateways through Mahanagar Telephone Nigam Limited's and Bharat Sanchar Nigam Limited's domestic networks. The call is then switched by the Company's system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuit is then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company's gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges, from which it is transmitted to the recipient. See "-Industry Overview." This process is illustrated in the following chart:

[GRAPHIC OMITTED]

         INTERNATIONAL TELEPHONE SERVICES. The Company provides public basic international switched telephone services, including voice, facsimile and data transmission services. Approximately 92.40, 91.23 and 90.41 percent of the traffic revenue of the Company for the years ended March 31, 1999, 2000 and 2001 respectively was attributable to international telephone services. The volume of international telephone traffic to and from India, and the Company's revenues from such calls, have grown rapidly in recent years. These increases reflect the growth in the number of private and public telephone lines in India, an improvement in the quality of the domestic telephone network (which has resulted in a higher percentage of completed calls) and an increase in the quality and capacity of the Company's facilities.

         The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls. International Direct Dialing permits telephone subscribers to dial international calls directly without operator assistance. Rates for International Direct Dialing calls are lower than for operator-assisted calls and are charged based on the duration of the call. The availability and use of International Direct Dialing in India has increased steadily. As of January, 2001, International Direct Dialing was available from approximately 25,679 cities and towns within India to approximately 240 territories worldwide. For the year ended March 31, 2001, approximately 99 percent of international calls from India were made using International Direct Dialing.

         Home country direct services, which permit a caller to reach an operator in his home country directly and place a collect or charge call, was available to 32 countries as of March 31, 2001. These calls are treated as incoming calls, as they are billed in the country being called. Home country direct services permit a user to speak in his native language to an operator in his own country and facilitates payment for the call since it is billed to the user at home in his own currency.

         OTHER BASIC SERVICES. The Company provides international telex services, including automatic direct dial telex service, to approximately 237 territories worldwide and handles on average more than 20,000 international telex calls each day. This service is mainly used by the business community. Advanced telex services offered by the Company include forwarding facsimiles to telex mail boxes, telex to fax transmission (T-Fax) and transmission from telex to E-mail services.

         International telegram service is the oldest of the international telecommunication services provided by the Company. Each day the Company handles on average approximately 1,000 telegrams.

         The volume of telex and telegraph traffic has been declining significantly in recent years, consistent with global trends, as users switch to facsimile and other methods of data transmission. The Company expects this trend to continue, but without any adverse impact on the Company since such methods of data transmission generate limited revenue for the Company.

SPECIALIZED AND VALUE-ADDED SERVICES

         The Company provides a variety of specialized and value-added services, such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access, Internet leased line access, electronic data interchange, managed data network services, video conferencing, the transmission of television signals and other value-added services which typically involve the transmission of data or video rather than voice traffic. By offering such value-added services, the Company believes it can benefit from the increasing migration of traffic to these modes and build a direct retail customer base from which it may more effectively compete in a liberalized environment. The Company expects aggregate demand for these services to continue to rise with the continued growth and increasing sophistication of the Indian economy and its increasing integration with the world economy.

         INTERNATIONAL LEASED LINES. The Company arranges dedicated point-to-point international leased lines for those customers who need reliable, 24-hour communications from a fixed point in India to a fixed point abroad. International leased lines, the speeds of which range from 50 bits per second ("bps") to 2 megabits per second ("mbps"), are provided through the Company's international gateways, earth stations and cable stations. The Company's earth stations/cable stations communicate with satellites and submarine cable systems respectively for data traffic. The demand for high speed leased lines (64 kbps and above) has increased significantly in recent years, with the number of such lines (64 kbps equivalent) increasing from 564 circuits as of March 31, 1996 to 4,913 as of March 31, 2001. In connection with providing high speed leased lines, the Company makes all arrangements, in coordination with Bharat Sanchar Nigam Limited or Mahanagar Telephone Nigam Limited and foreign telecommunications administrations or carriers, for connecting the customer through Bharat Sanchar Nigam Limited or Mahanagar Telephone Nigam Limited lines and one of the Company's international gateways to the foreign destination via satellite or undersea cable.

         As part of its international leased line services, the Company offers the Intermediate Data Rates Service and the Intelsat Business Service, which are dedicated satellite-based services that provide high speed, high quality data circuits on a point-to-point basis through earth stations strategically located near the customer's premises. These services utilized a total of 1,284 satellite circuits as of March 31, 2001 leased by subscribers such as software and other high technology companies in Bangalore, Hyderabad, Pune and other major cities in India.

         INMARSAT MOBILE SERVICES. The Company commenced offering satellite mobile telecommunication services via the Inmarsat A system (which carries telephone, telex, Duplex High Speed Data on a channel that carries 64 kbps of data, and facsimile traffic) through a land earth station located near Pune, which was commissioned in May 1992. This earth station currently handles on average approximately 1,800 call minutes of Inmarsat A traffic per day. In November 1993, the Company introduced Inmarsat C service, which permits transmission of messages via small portable terminals. In November 1995, the Company also introduced Inmarsat B services for voice and data transmissions and Inmarsat M services for voice transmissions, both in digital format. The Company's latest Inmarsat service, Inmarsat Mini M, was introduced in May 1997. The Company's land earth station located near Pune currently handles on average approximately 1,300, 270 and 5,600 holding time (in minutes) per day of Inmarsat B, M and Mini M traffic, respectively, and approximately 109.56 kilobits per day of Inmarsat C traffic.

         GATEWAY INTERNET ACCESS SERVICES. The Company commenced providing Internet access services in August 1995. The Company is the leading Internet service provider in India with market share of approximately 43 percent of the country's current Internet subscriber base, according to IT Space Research Telecom programs January 2001. Private Internet service providers were not permitted until November 1998 after which they were also permitted to provide such services with the liberalization of the Government's Internet policies. See "--Industry Overview--Recent Developments." Demand for the Company's Internet services has increased rapidly with the number of subscribers growing from about 200 as of September 30, 1995 to 630,970 as of March 31, 2001. The Company's main access nodes for the Internet are situated in 12 cities, including Mumbai, Pune, Kolkata, Delhi, Bangalore and Chennai. In addition, the Company provides connectivity to remote access nodes throughout India in conjunction with Bharat Sanchar Nigam Limited, each of which is connected to one of the Company's access nodes. A host computer to which subscribers have dial-up access is located at each access node. Access to these services is also available through the Company's packet switched data transmission services. In addition, the Company currently provides Internet backbone access services to approximately 90 private Internet service providers and leased line access to its corporate customers. The Company has also opened state-of-the-art data centers for co-location services in 6 cities.

         MANAGED DATA NETWORK SERVICES. The Company introduced managed data network services in January 1997, and now offers such services through the global alliance networks of global partners - British Telecommunications, Cable & Wireless, EQUANT, Global One, IBM Global Services, and Tele Media International. The Company's managed data network services utilize global frame relay and X.25 access protocols and data transmission speeds of up to 64 kbps, providing managed private data communications services to corporate customers in India.

         GATEWAY ELECTRONIC DATA INTERCHANGE SERVICE. First offered by the Company in November 1993, this service acts as a clearinghouse between the computer systems of a subscriber and its trading partners for the electronic transmission and processing of trade documents, such as purchase orders, invoices and other inquiries. The service operates domestically between major metropolitan areas in India and offers connections to major international electronic data interchange networks. These services offer efficient data packaging and transfer through the use of higher bandwidths. The Company currently has approximately 35 corporate subscribers for these services.

         VIDEO CONFERENCING, TRANSMISSION OF TELEVISION SIGNALS AND OTHER SERVICES. The Company introduced a video conferencing service in 1993 (both domestic and international) through studios located at the Company's international gateways at Mumbai, Delhi, Kolkata and Chennai. The Company also provides international relay of television programs and news services via satellite on a contractual basis and leases satellite transponder capacity owned by the Company to television broadcast companies in India. The Company transmitted approximately 185,000 minutes of television traffic to and from India during the year ended March 31, 2001, including principally broadcasts of news, sports and entertainment events. News media services provided by the Company include sending and receiving radio photos to and from locations outside India and direct transmission of recorded and live programming abroad, including the transmission of newscasts by Indian national news agencies.

         TELEVISION UPLINKING. The Company started providing television uplinking facilities in October 1998. The Company provides uplinking facilities to, among others, SunTV (Tamil), Surya (Malayalam), Udaya TV (Kannada), Eenadu TV (Telugu), Gemini TV (Telugu) and Asianet (Malyalam). The Company's satellite broadcast operations on the INSAT-2E (APR) satellite are provided through its Standard-A earth station located in Chennai, and also through its earth stations located in Delhi and Ernakulam.

         GATEWAY PACKET SWITCHED SERVICE. The Company began operation of a packet switched data transmission service in 1988. Subscribers to the service may exchange data with users of other public packet switched data. Primary packet switching exchanges and access points are located at Mumbai, Kolkata and Delhi, which are connected with international networks and with each other by high speed (64 kbps) data lines. The primary exchanges are linked to packet switching access points of the Company located at six other sites within India and to approximately 45 additional such access points operated by Bharat Sanchar Nigam Limited via dedicated domestic long-distance lines. Subscribers may access this service via dial-up lines or dedicated lines to any of the access points at transmission speeds up to 9,600 bps or 64 kbps, respectively. This service is also linked to Indian domestic packet switched data networks and carries all international traffic generated by these networks. The Company currently has approximately 235 subscribers for this service and handled approximately 194.4 million segments of data in the year ended March 31, 2001, a decline of 27 percent over the period ended March 31, 2000. No growth in this service is anticipated as its advantages have eroded due to increased Internet access.

         GATEWAY ELECTRONIC MAIL SERVICE. The Company introduced GEMS.400, an international E-mail and fax forwarding service, in 1991, which was subsequently expanded to cover the domestic market. This E-mail service, permits subscribers to send E-mail both to other subscribers within India and to approximately 242 public E-mail systems in about 74 countries. This service had approximately 4,951 subscribers as of March 31, 2001. No growth in E-mail service is anticipated as its advantages have eroded due to increased Internet access.

         TRAFFIC REVENUE AND REVENUE SHARING ARRANGEMENT

         The Company's principal source of revenue is traffic revenue from its public international telecommunication services (telephone and telex), which accounted for 92.40 percent, 91.23 percent and 90.41 percent of the Company's traffic revenues for the fiscal years ended March 31, 1999, March 31, 2000 and March 31, 2001, respectively. The Company's traffic revenue has two sources: foreign telecommunications carriers, and the Bharat Sanchar Nigam Limited. The Company does not receive any payments directly from the end users of its public international telecommunication services and has no control over the rates charged by the Bharat Sanchar Nigam Limited or foreign administrations or carriers for such calls. For the fiscal years ended March 31, 1999, March 31, 2000 and March 31, 2001, approximately 65 percent of the Company's traffic revenue was derived from payments by foreign administrations or carriers for incoming calls and approximately 26 percent of such traffic revenue was derived from amounts payable by the Bharat Sanchar Nigam Limited under a revenue sharing arrangement for calls originating in India.

PAYMENTS TO AND FROM FOREIGN ADMINISTRATIONS OR CARRIERS

         Arrangements for the provision of international telecommunication services between two countries are normally established between two telecommunications administrations or recognized private operating carriers on a bilateral basis. The Company has operating arrangements with approximately 244 foreign telecommunications administrations or private carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls billed in India, and by the foreign administrations or carriers to the Company for use of its facilities (and the local Indian networks) in connecting international calls billed abroad. Among other factors, the rates negotiated take into account the technical and operating costs for providing such telecommunication services and the volume of incoming and outgoing telecommunications traffic. Such operating arrangements are generally reviewed every year, and any resulting revision of accounting rates or change in settlement arrangements also is agreed upon through bilateral negotiations.

         The practice among carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier from the country in which the call is billed. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic billed in India and receives payments from such administration or carrier for incoming traffic billed outside India. Settlements between the Company and the major carriers, including US carriers, are made monthly. Settlements between the Company and other carriers are normally made quarterly. Settlements are made on a net basis at the applicable settlement rate, which represents each carrier's portion of the accounting rate. The accounting rates under the Company's agreements vary but are generally divided into equal settlement rates for incoming and outgoing calls from or to a particular country. The Company has in the recent past sought to rationalize its accounting rates by moving towards a system of three basic rates. The three basic rates cover the United States, countries of the South Asian Association for Regional Cooperation (SAARC) (comprising India, Pakistan, Sri Lanka, Bhutan, Bangladesh, the Maldives and Nepal), and Europe and the rest of the world. The three basic accounting rates are currently in effect for approximately 150 of the 244 foreign administrations and carriers with which the Company has operating arrangements. The settlement rates applicable to the Company currently range from approximately US$0.32 to US$2.47 per minute.

         Accounting rates are negotiated annually, and negotiations may in some cases take several months to conclude. During the negotiations, foreign administrations and carriers may reduce their payments to the Company to a level at or near the rates they expect to achieve. In other cases, new rates are applied retroactively from the date on which they are agreed, which in the case of a reduction in rates requires the Company to make a payment representing the difference between the prior rate and the newly negotiated accounting rate, calculated at the applicable settlement rate.

         The Company's largest correspondent carriers are those in the United States, the United Arab Emirates and the United Kingdom, which together represented approximately 58.29 percent, 61.35 percent and 64.47 percent of the Company's paid telephone minutes during the years ended March 31, 1999, March 31, 2000 and March 31, 2001 respectively. The Company believes that the level of traffic with a particular country is determined primarily by the level of international business between such country and India and the number of Indian expatriates living in such country. In addition, the relative levels of incoming call volume from different countries is affected by the practice of "refile."

Refile involves the re-routing of calls to India through a third country by carriers in the country of origination of such calls. Refile seeks to take advantage of a lower accounting rate applicable to calls between India and the third country compared to the rate between India and the country of origination. Due to such lower applicable accounting rate, refile has the effect of lowering the revenue of the Company with respect to an incoming call. Refile has contributed in particular to the significant increase in recent years in incoming traffic from the United States.

         The  following   table  sets  forth  the  number  of  paid  minutes  of
international telephone calls for the Company for certain countries for the periods indicated.

                                                                       YEARS ENDED MARCH 31,
                                                                       ---------------------
                                              1999                             2000                           2001
                                              ----                             ----                           ----
                                  INCOMING  OUTGOING   DIFFERENCE   INCOMING OUTGOING  DIFFERENCE  INCOMING  OUTGOING  DIFFERENCE
                                  --------  --------   ----------   -----------------  ----------  --------  --------  ----------

                                                                      (MINUTES IN MILLIONS)
United States.................      663         52      611          907        60       847        1,182        75     1,107
United Arab Emirates..........      266         35      231          233        42       191          286        48       238
United Kingdom................       76         36       40           94        42        52           94        48        46
Saudi Arabia..................      122         91       31          127        91        36          173        90        83
Canada........................       37         10       27           14         9         5           22        11        11
Singapore.....................       31         18       13           42        21        21           42        24        18
Germany.......................       23         13       10           14        14         0           40        14        26
Hong Kong.....................        6          8      (2)            5         8       (3)           15        11         4
Bahrain.......................       25          3       22           26         4        22           26         6        20
Oman..........................       29         15       14           31        16        15           34        17        17
Others........................      221        155       66          280       166       114          247       183        64
                                  -----        ---    -----        -----       ---     -----        -----       ---     -----
              Total...........    1,499        436    1,063        1,773       473     1,300        2,161       527     1,634
                                  =====        ===    =====        =====       ===     =====        =====       ===     =====

         As is typical in developing countries, the volume of incoming calls to India has historically exceeded the volume of outgoing calls, and as a result the Company has received net settlement payments from foreign administrations and carriers. The Company expects this situation to continue. In 1994, various unlicensed private agencies in India commenced offering "call-back" services as a low-cost alternative for making international calls from India. A caller using this service is provided with access to an international dial tone in a foreign country, usually in the United States, from which the caller can originate calls. These calls are billed in foreign exchange in the foreign country and are therefore treated as incoming calls. Call-back services were officially declared illegal by the Ministry of Communications in July 1995. Nevertheless, the volume of international calls made from India through call-back services appears to have grown and has contributed to the increase in recent years in the Company's ratio of incoming to outgoing calls, particularly in the case of traffic between India and the United States.

         In recent years, international organizations such as the International Telecommunications Union and the OECD countries have expressed the need for revision of the international accounting rate system, and certain foreign telecommunications administrations and carriers have sought to reduce applicable accounting rates in bilateral negotiations with the Company. In August 1997, the FCC issued an order (the "Order") establishing FCC benchmarks that US carriers generally must comply with in establishing settlement rates for international calls with non-US telecommunications administrations and carriers. The Order became effective as of January 1, 1998. Pursuant to the Order, the FCC categorizes countries by level of economic development and establishes cost-based benchmark ranges and transition periods for each country category, whereby higher benchmark ranges and longer transition periods would apply to less developed countries. The FCC requires US carriers to negotiate settlement rates falling within the applicable benchmark range with each country during the transition period. As a result, the effective settlement rate between US carriers and the Company for calendar year 1998 of US$0.64 per minute, which already represented a 10.5 percent decrease of the settlement rate from the prior calendar year, needs to be reduced to no more than US$0.23 per minute by 2002. If such reduction is not agreed to in bilateral settlement rate negotiations, the FCC may require US carriers to make settlement payments to the Company at a rate no higher than such benchmark rate.

Item 3.  Key Information

         The authority of the FCC to issue the Order and the Order itself has been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. There can be no assurance that the FCC, acting pursuant to the Order, will not seek to force US carriers to agree to the benchmark rates, which are lower than the rates in effect between the Company and its correspondent US carriers. See "Item 3. Key Information--Risk Factors--Payments to and from Foreign Telecommunications Administrations and Carriers."

         The Company was unable to conclude its annual negotiations with its four correspondent US carriers as to accounting rates for calendar year 1998 until early January 1999. The calendar year 1998 accounting rate with one of its four US carriers was approved by the FCC in late November 1998, and shortly thereafter the three remaining US carriers agreed to the same rate. The Company has concluded since then accounting rates agreements for fiscal 2000 with US carriers and other major foreign correspondent carriers and administrations with a gradual reduction of settlement rates. Moving towards FCC's benchmark settlement rate, the Company has also concluded settlement rate agreements of US$0.54 per minute, US$0.425 per minute and US$0.34 per minute for fiscal 2000, 2001 and 2002, respectively, with US carriers.

REVENUE SHARING ARRANGEMENT

         The Company had a revenue sharing arrangement with the DOT for the fiscal period 1997-2002. Pursuant to the corporatization of the service provision functions of the DOT, to the newly formed company, Bharat Sanchar Nigam Limited, the revenue sharing agreements entered into by the DOT were transferred and assigned to Bharat Sanchar Nigam Limited with effective October 1, 2000. License fees shall continue to be paid to the DOT under the revenue sharing agreement.

         Although the Company provides international gateway access out of and into India, all calls must either initiate or terminate on or pass through Mahanagar Telephone Nigam Limited's and Bharat Sanchar Nigam Limited's domestic network. The Company and Bharat Sanchar Nigam Limited share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities. Through the year ended March 31, 1997, the Company and Bharat Sanchar Nigam Limited shared revenues under a revenue sharing arrangement (the "previous revenue sharing arrangement") which was agreed to in February 1994, took effect retroactively beginning April 1, 1993 and remained effective until March 31, 1997. In February 1997, the Company and the DOT agreed to the current revenue sharing arrangement, which took effect on April 1, 1997 and is to remain in effect until March 31, 2002.

         PREVIOUS REVENUE SHARING ARRANGEMENT. Under the previous revenue sharing arrangement the Company paid the DOT a terminal charge of Rs.21.60 per minute for use of the DOT's domestic network on all incoming international calls. In turn, the DOT paid the Company a carrying charge of Rs.41.60 per minute for all outgoing international calls. The previous revenue sharing arrangement was intended to result in average gross earnings per call minute of Rs.10 for the Company, based on the following parameters and base values: an average settlement rate between the Company and foreign telecommunications administrations and carriers of US$1.00 per minute, a Rupee/Dollar exchange rate of Rs.31.60 per US$1.00 and a ratio of incoming to outgoing call minutes of 1.4x.

         The following chart illustrates payment flows under the previous revenue sharing arrangement assuming the base value for these parameters.

[GRAPHIC OMITTED]

         For the years ended March 31, 1999, March 31, 2000 and March 31, 2001, the Company's actual average gross earnings per telephone minute were Rs.10.63, Rs.9.43 and Rs.9.39 (US$0.20), respectively.

         Under the previous revenue sharing arrangement, the Company also paid to the DOT a license fee of Rs.3 million (US$0.07 million) for each one million paid minutes (or portion thereof) of the Company's total annual international traffic. In addition, the Company paid to the DOT a surcharge of 15 percent on charges for lines leased from the DOT as an additional charge for using Department of Telecommunication's domestic network.

         CURRENT REVENUE SHARING ARRANGEMENT. In February 1997, the Company and Bharat Sanchar Nigam Limited (formerly, the Department of Telecommunications) agreed to the current revenue sharing arrangement, which took effect on April 1, 1997 and is to remain in effect until March 31, 2002. Under the current revenue sharing arrangement, the Company pays to Bharat Sanchar Nigam Limited a charge per minute equal to the "weighted average incoming settlement rate" minus Rs.10 on all incoming international calls, and Bharat Sanchar Nigam Limited in turn pays to the Company a charge per minute equal to the "weighted average outgoing settlement rate" plus Rs.10 on all outgoing international calls, in each of the fiscal years covered by the arrangement. The "weighted average incoming settlement rate" and the "weighted average outgoing settlement rate" for a fiscal year is the average of the various settlement rates in effect as of the beginning of the fiscal year between the Company and foreign administrations and carriers (converted into Rupees at the exchange rates prevailing as of the beginning of the fiscal year), weighted to reflect the volume of total incoming traffic and total outgoing traffic, respectively, accounted for by each foreign administration or carrier during the immediately preceding fiscal year. The current arrangement is intended to result in average gross earnings to the Company of Rs.10 per call minute in each fiscal year (assuming that applicable settlement rates and exchange rates and the composition of incoming and outgoing traffic from and to particular destinations remain constant during the year). In the years ended March 31, 2000 and March 31, 2001 the Company's actual average gross profit per telephone minute were Rs.9.43 and Rs.9.39, respectively.

         Under the current revenue sharing arrangement, any increase or decrease in the combined international traffic revenue per call minute of the Company and Bharat Sanchar Nigam Limited (net of payments by the Company to foreign administrations and carriers and by the Company and Bharat Sanchar Nigam Limited to each other in respect of delivery of incoming and outgoing calls) for each fiscal year, compared to the fiscal year ended March 31, 1997, will be shared between the Company and Bharat Sanchar Nigam Limited according to the following percentages:

        YEAR ENDING                                           BHARAT SANCHAR
         MARCH 31                COMPANY'S SHARE           NIGAM LIMITED'S SHARE
        -----------              ---------------           ---------------------
           1999                        0%                          100%
           2000                        15%                          85%
           2001                        20%                          80%
           2002                        25%                          75%


         In computing the international traffic revenue of Bharat Sanchar Nigam Limited for purposes of calculating the combined international traffic revenue per call minute of the Company and Bharat Sanchar Nigam Limited, the tariff charged by Bharat Sanchar Nigam Limited to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 (US$1.33) per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company's average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by Bharat Sanchar Nigam Limited for outgoing international calls.

         The following chart illustrates payment flows under the revenue sharing arrangement.

[GRAPHIC OMITTED]

--------------
* Subject to review, as described below.


         The current revenue sharing arrangement is subject to review (with the objective of correcting the imbalance caused) in the event that the Rupee/Dollar exchange rate fluctuates by more than ten percent from the rate at the base year (January 4, 1997), or the Company's actual average gross earnings per call minute is less than Rs.9 or more than Rs.11, in any fiscal year covered by the arrangement. No such review has occurred since the current revenue sharing arrangement came into effect.

         Under the current revenue sharing arrangement, the Company is required to pay to Department of Telecommunications an annual license fee based on the number of its commissioned circuits, instead of on the volume of its international traffic. The license fee amounts to Rs.250,000 (US$5,336.18) per commissioned circuit, and the number of circuits is calculated as an average of the number of commissioned circuits at the beginning and end of the applicable fiscal year. For the years ended March 31, 2000 and March 31, 2001, the Company paid annual license fees of approximately Rs.4,712 million and Rs.5,022 million (US$107.19 million), respectively.

         BREAKDOWN OF SALES AND REVENUES

         The following table breaks down the Company's revenue by type of service for each of the years in the three year period ended March 31, 2001.

                                                                   YEAR ENDED MARCH 31,
                                          -------------------------------------------------------------------
                                                1999              2000              2001              2001
                                              --------          --------          --------           -------
                                                                       (IN MILLIONS)
Revenues from incoming traffic
Telephone                                    Rs.43,834         Rs.45,161         Rs.46,674            US$996
Telex                                              186               128               112                 2
Revenues from outgoing traffic
Telephone                                       18,243            18,375            18,345               392
Telex                                              173               175               112                 2
Leased circuits                                  2,499             2,986             3,140                67
Internet access services                         1,733             2,095             2,980                64
Television relay                                    78                72               184                 4
Telegraph                                           50                37                29                 1
Other revenue                                      385               611               340                 7

Total revenue                                   67,181            69,640            71,916             1,535
                                                ======            ======            ======             =====

         Since the Company only provides services in India there is no breakdown of the Company's revenues by geographical market.

         Trends and events affecting the Company's operating revenue are discussed under "Item 5. Operating and Financial Review and Prospects."

         INDUSTRY OVERVIEW

THE INDIAN DOMESTIC TELECOMMUNICATIONS NETWORK

         The  following   table  sets  forth  certain  basic   measures  of  the
development of the Indian domestic telecommunications network as of the dates and for the periods indicated.

                                                                          AS OF MARCH 31,

                                                    1997         1998         1999        2000         2001
                                                  --------     --------     --------    --------     ------

Telephones in service (thousands).............     15,399       18,620       22,467      27,390          N/A
Telephones per 100 inhabitants................       1.61         1.91         2.29        2.74          N/A
New lines installed (thousands)...............      2,564        3,259        3,791       4,917        7,652
Lines in service (thousands)..................     14,543       17,802       21,593      28,431       36,083
Lines in service per 100 inhabitants..........       1.53         1.72         2.20        2.85         3.56
Long-distance route kilometers................    179,955      219,781      288,271     340,451      416,831
Number of village public telephones...........    267,832      303,582      340,640     334,605      408,922
Local calls pulses (billions).................       96.1        115.1          N/A       162.6          N/A
Registered waiting list for telephones              2,894        2,706        1,983       3,680        2,916
(thousands)...................................
Cellular subscribers (thousands)..............        369          882        1,073       1,793        3,577

----------------
Source:  Department of Telecommunications.

         The Indian domestic telecommunications network has grown rapidly in recent years. As of March 31, 2001, the Indian telephone system comprised 36.08 million lines in service, having grown at a compound annual rate of 24 percent since 1994. In the fiscal year ended March 31, 2001, Bharat Sanchar Nigam Limited installed approximately 7.65 million new local lines and 7.15 million switching terminations, increases of 26.91 percent and 21.81 percent, respectively, over the levels as of March 31, 2000. All subscribers have access to international telecommunication services. Subscribers in approximately 25,679 cities and towns in India had direct dial access as of March 31, 2001.

         Despite this growth, the registered waiting list for telephone lines has remained high. For example, in the fiscal year ended March 31, 2001, while approximately 7.65 million new lines were added, the registered waiting list for new lines decreased from 3.68 million to 2.916 million. Bharat Sanchar Nigam Limited and the Company believe that the registered waiting list understates actual demand because a potential subscriber must deposit at least Rs.3,000 (US$64 ) with Bharat Sanchar Nigam Limited or Mahanagar Telephone Nigam Limited in order to be placed on the waiting list and, depending on the subscriber's location, may then have to wait up to three years before receiving a telephone line. Moreover, the penetration of India's domestic telephone network of 3.56 lines in service per 100 inhabitants as of March 31, 2001 remained significantly lower than in OECD countries and many other developing countries. The following table presents, for selected countries, lines in service as of December 31, 2000 (the latest date for which such information is currently available) and gross domestic product per capita for the year then ended.

                                           LINES IN SERVICE PER
                                           100 INHABITANTS AS OF                  2000 GROSS DOMESTIC
                                             DECEMBER 31, 2000              PRODUCT PER CAPITA (IN DOLLARS)
                                             -----------------              -------------------------------
India(1)..........................                   3.6                                     468
Pakistan..........................                   2.2                                     458
Indonesia.........................                   3.1                                     763
China.............................                  11.6                                     840
Philippines.......................                   4.0                                     988
Thailand..........................                   9.6                                   2,260
Turkey............................                  27.8                                   2,849
Malaysia..........................                  23.5                                   3,970
Mexico............................                  12.5                                   4,966
South Korea.......................                  47.0                                   9,890
United Kingdom....................                  56.7                                  33,750
United States.....................                  67.3                                  34,102
Japan.............................                  49.3                                  36,300

----------------
SOURCES: The Department of Telecommunications; International Telecommunications Union; International Monetary Fund; INTERNATIONAL FINANCIAL STATISTICS, DECEMBER 1998. (1) As of March 31, 2001, lines in service for India.

         The existing lines in service in India are concentrated in large urban areas. Of all lines in service, approximately 23.76 percent are in the four major metropolitan areas of Mumbai, Kolkata, Delhi and Chennai; in these and other major cities, the density of lines in service is considerably higher than in India as a whole.

         Cellular mobile service has experienced substantial growth since it was introduced in the end of 1995. By March 31, 2001, there were approximately 3.58 million cellular subscribers, representing a compound annual growth rate of 115 percent since March 31, 1996 when the number of cellular subscribers was approximately 77,000.

         The efficiency of the domestic telecommunications network, as reflected by the ratio of seizure attempts (calls) made on a telephone circuit that result in successful complete calls to the total number of seizure attempts, has been low in India principally because of restricted capacity on the network. However, improvements have recently been made in the quality of the domestic telecommunications network. Improving this ratio permits the Company's network to operate more efficiently as it results in a decrease in the number of circuits used by subscribers attempting to re-dial failed calls. In turn, this reduces the need to invest in additional facilities and infrastructure. As of March 31, 2001, the average answer to seizure ratio for incoming and outgoing international calls in all of India was 35.80 percent and 43.62 percent, respectively, compared to 27.63 percent and 43.99 percent as of March 31, 1995. However, the average such ratio for calls to and from India remains much lower than that for calls between two countries with well developed and high quality domestic telecommunications networks, which would be at least 60 percent to 65 percent.

CURRENT STRUCTURE

         The following chart illustrates the current operational structure of India's telecommunication services industry.

[GRAPHIC OMITTED]

HISTORY

         Until the mid-1980's, the telecommunications sector in India was a monopoly managed by the public sector, and virtually all telecommunication services, both domestic and international, were controlled by the Government of India through the Department of Posts and Telegraphs of the Ministry of Communications. The Indian Telegraph Act, 1885 established the Government's monopoly in the sector and, together with the Indian Wireless Telegraphy Act of 1933, provided the legal framework for the regulation of the telecommunications industry. Development of the telecommunications sector historically was seen as a relatively low priority and received limited budgetary support from the Government. As a result, the telecommunications infrastructure in India grew at a relatively slow rate.

         In the mid-1980s, faced with rapidly increasing demands for telecommunication services and equipment, the Government of India commenced a reorganization of the sector designed to facilitate the rapid introduction of new technology, to stimulate the growth of the telecommunications industry and to tap the resources of the private sector in facilitating such technological innovation and growth. The reorganization included the division of the department of Posts and Telegraphs into the Department of Telecommunications and the Department of Posts and the establishment of public sector entities for the manufacture of certain telecommunications equipment.

         As part of the reorganization, the Company was incorporated on March 19, 1986 as a wholly-owned Government company and on April 1, 1986 assumed control and management of international telecommunication services from the Overseas Communications Service, a department of the Ministry of Communications. Mahanagar Telephone Nigam Limited was established at the same time to operate local telephone and telex services in Mumbai and Delhi, two of the largest metropolitan areas in India. Bharat Sanchar Nigam Limited retained responsibility for providing all other telecommunication services throughout

India. The Department of Telecommunications also assumed regulatory authority over the Company, Mahanagar Telephone Nigam Limited and other public sector enterprises established through the reorganization and was given responsibility for acting on behalf of the Government of India as the sole shareholder of such entities. The Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

         In 1991 and 1992, as part of its general policy of gradually reducing its mutual holdings in public sector enterprises, the Government divested a portion of the equity of the Company to certain funds, banks and financial institutions controlled by the Government, and approximately 47.03 percent of the Shares is currently held by such institutions and other private shareholders. The divested Shares were initially traded on the BSE in December 1992.

LIBERALIZATION INITIATIVES

         BACKGROUND. In May 1994, the Government of India announced a National Telecommunications Policy (the "1994 Telecom Policy") which included as its objectives ensuring the availability of telephones on demand as soon as possible, providing basic telecommunication services at affordable prices and introducing value-added services to raise the range and quality of telecommunication services available in India to international levels. The 1994 Telecom Policy recognized that Government financial resources would be insufficient to meet these objectives.

         BASIC SERVICES. Accordingly, in September 1994, the Government of India announced Guidelines for Private Sector Entry into Basic Telecom Services, which provide for the grant of a license for the provision of local fixed line services to one new licensee (a "New Licensee") in each of the 21 telecommunications "circles" into which the country has been divided for such purposes. Within each circle, the New Licensee will compete with Bharat Sanchar Nigam Limited (or Mahanagar Telephone Nigam Limited, in the case of circles that include Delhi or Mumbai). Foreign ownership of each New Licensee is restricted under the guidelines to a maximum of 49 percent. The Government initially invited tenders for new licenses in January 1995, in response to which bids were submitted by numerous Indian companies in combination with major global telecommunications companies. Initially, licenses for six states of the Indian union were issued to successful bidders. Recently, another 20 licenses have been issued.

         As part of the bidding process, the bidders for the licenses were required to make certain commitments on the build-out of their respective networks by the end of each of the first three years after the issue of the licenses for which they were bidding. The license conditions require the New Licensees to meet these commitments. The 13 successful bidders referred to above have in the aggregate committed to provide over 3.9 million new lines by the end of the third year following the issue of their licenses. In addition, under the terms of the bid, if by the end of such third year telephone lines are not available on demand in its respective circle, the New Licensee will be required to expand the number of lines in its network by at least 15 percent per year until such time as telephone lines become available on demand. A separate license condition also requires New Licensees to allocate at least 10 percent of the lines installed in each calendar quarter as village public telephones until there is at least one such telephone in every village within its circle.

         The New Licensees will have access to the Company's international network only through Bharat Sanchar Nigam Limited. Under the tariff specified in the tender conditions, the New Licensees will pay an international access charge of Rs.0.70 per unit measured call at the point of interconnection to Bharat Sanchar Nigam Limited for all outgoing international traffic originating on their networks. No corresponding access charge will be payable by Bharat Sanchar Nigam Limited to the New Licensees for any incoming international traffic delivered on their networks. Only two of the New Licensees have commenced services.

         CELLULAR SERVICES. In December 1991, the Department of Telecommunications invited bids from Indian companies with no more than 49 percent foreign ownership for non-exclusive digital cellular mobile licenses in Mumbai, Delhi, Kolkata and Chennai. After protracted litigation arising from the selection process, the Department of Telecommunications finally settled upon two licensees for each of the four metropolitan areas. In January 1995, the Department of Telecommunications invited tenders from Indian companies with no more than 49 percent foreign ownership for non-exclusive licenses to provide digital cellular mobile services in 20 telecommunications circles, excluding those that include the four cities with existing licensees. Two licenses were to be awarded per circle. There are eight cellular licensees in Mumbai, Chennai, New Delhi and Kolkata and 14 cellular licensees in 18 state circles. Mahanagar

Telephone Nigam Limited has also announced plans to install wireless local loop telecommunications equipment and provide cellular mobile service using code division multiple access technology (CDMA) in Mumbai. Cellular licensees have access to the Company's international network only through Bharat Sanchar Nigam Limited.

         Numerous private sector cellular licensees other than the metro licenses of Mumbai, Delhi, Kolkata and Chennai have faced difficulties in attaining financial closure for their projects. Consequently, network completion has been significantly delayed, resulting in less than anticipated cellular traffic. The Government has recently agreed to extend the period of license of the non-metro licensees from 10 to 15 years.

         In February 1997, a multilateral agreement on basic telecommunication services was agreed to among member governments of the World Trade Organization. As part of this agreement, the Government of India has reaffirmed its commitment to further liberalize the Indian telecommunications sector through the licensing of new local fixed line and cellular service providers. The Government of India has also agreed to review the possibility of allowing competition in the area of domestic long-distance telephone services and international telephone services.

         INTERNATIONAL LONG DISTANCE SERVICES. On September 7, 2000, the Company received a letter from the Ministry of Communications, Department of Telecom Services stating that the Government has decided that the Company's monopoly on international long distance services shall terminate on March 31, 2002 rather than on March 31, 2004. This letter states that the Government proposes to compensate the Company for the early withdrawal of its monopoly status in the field of international telephony with the following package: (1) the Company will be granted a license to provide national long distance telephony services;
(2) the Company shall be reimbursed by the Government for all license fees, entry fees and revenue sharing fees (net of taxes) that may be payable by the Company with respect to such license for a period of five years commencing on April 2001; (3) the Government will not insist upon a performance bank guarantee with respect to such license as long as the Company remains a public sector undertaking and (4) the Company will be granted a Category - A, Internet service provider license which will enable it to provide Internet services nationally. In addition, the Government recently announced that private operators were to be permitted to provide domestic long distance service and basic services in all telecom circles in the very near future.

         Effective April 2002, the international long distance sector is scheduled to be opened up for competition. However, TRAI has floated a consultation paper titled "International Long Distance Services" on September 3, 2001. The Company anticipates that the policy will therefore be announced only after the consultation process is completed.

         OTHER SERVICES: The Government allowed private sector participation in value-added services such as paging services in 1992. The Government has also announced the opening up of global mobile personal communications by satellite ("GMPCS") and has issued one provisional license. The issuance of licenses to other prospective GMPCS operators is currently under consideration.

DEVELOPMENTS

         TRAI. In furtherance of the 1994 Telecom Policy, the Government of India in 1994 announced its intention to establish an independent regulatory authority to resolve disputes between service providers, to ensure technical compatibility and effective interconnection between service providers, to regulate tariffs and protect consumer interests, to facilitate competition and to promote efficiency in the operation of telecommunication services so as to facilitate the growth of such services in India. In January 1997, the President of India issued an ordinance providing for the establishment of the TRAI, an autonomous body with quasi-judicial powers to regulate telecommunication services in India. The TRAI was established and became functional in March 1997. See "--Government Regulations--Supervision".

         In September 1998, the TRAI initiated a series of nation-wide consultations as part of a process to, among other things, formulate telecommunications pricing policies and set tariffs for a wide variety of telecommunication services. See "--Government Regulations--Rates." One of TRAI's notifications envisages a reduction of approximately 50% in STD and ISD charges over the three year period ending March 31, 2002. In conformance with this notification Department of Telecommunications issued a tariff order for fiscal 2000 that reduces international long distance rates by approximately 27 percent and further tariff orders effective between October 1, 2000 and March 31, 2002 pursuant to which international long distance tariffs have been further reduced by 16 to 20 percent. The TRAI has also announced its intention to review a number of other policy and regulatory matters, including the quality standards for service provision generally.

         INTERNET POLICY. In November 1998, the Government announced a new Internet policy, which aims to increase the usage of the Internet by allowing private ISPs to provide Internet access services in India. Under the policy, private ISPs will be allowed (1) foreign ownership not exceeding 49 percent, (2) a license fee moratorium for the first five years, and a token fee of Rs.1, (3) the autonomy to fix tariffs, (4) direct interconnectivity between any two separate ISPs, (5) to set up international gateways after obtaining the necessary security clearances and (vi) to offer "last mile" linkages within local areas by optical fiber cable communications after obtaining the necessary approvals. The policy has enabled the Company to add a new revenue stream by providing gateway connectivity and bandwidth provisioning to private Internet service providers. The Company has already invested in upgrading its existing infrastructure with a strong Internet backbone. As of March 31, 2001, there were approximately 441 licensed Internet service providers who were licensed to provide Internet services throughout India.

         NEW TELECOM POLICY. The New Telecom Policy came into effect on April 1, 1999. Under this policy, the subject of opening up international telephone services to competition will be reviewed by the year 2004. The policy also provides for direct inter-connectivity between telecom services providers.

         NEW TRAI. In January 2000, the Government amended the TRAI Act and established two independent authorities: the New TRAI and the Appellate Tribunal. See "--Government Regulations--Supervision."

FUTURE DEVELOPMENT OF THE DOMESTIC NETWORK

         The Department of Telecommunications, in conjunction with the Company and other telecommunication service providers regulated by the Department of Telecommunications, has prepared a telecommunications investment program for India's Ninth Five Year Plan (the "Ninth Plan"), covering the period from April 1997 to March 2002. Total investment expected under the plan amounts to approximately Rs.832.5 billion (US$19.07 billion). The principal objectives of the Ninth Plan include the addition of approximately 23.5 million lines, with a view to (1) making telephone lines available on demand, (2) providing at least one long-distance public telephone in each of India's villages by the year 2002,
(3) increasing the number of working telephones in villages where only one working telephone is available, to support increased rural economic activity,
(4) providing at least one public telephone for every 500 individuals in urban areas and (5) providing at least one subscriber trunk dialing public telephone for every ten kilometers on national highways. The Department of Telecommunications has received commitments from prospective New Licensees with respect to targets for the build-out of new local fixed line networks. Other objectives of the Ninth Plan include the modernization and upgrading of the domestic telephone network, including the replacement of analog systems with digital systems and the introduction of fiber optic cables, and the expansion of existing (and the introduction of new) value-added services such as Internet access services, satellite mobile communication services and personal communications services. In this connection, the plan envisages the granting of additional licenses on a non-exclusive basis to private and public sector entities for the provision of certain value-added services in India, including cellular mobile telephone, radio paging, Internet access, E-mail and video conferencing services.

         A significant factor affecting Bharat Sanchar Nigam Limited's ability to meet its objectives has been the availability of sufficient financing. Historically, financing for the development of the Indian domestic telecommunications network has come from a combination of Bharat Sanchar Nigam Limited's internal resources (predominantly revenues from subscribers and payments from the Company and Mahanagar Telephone Nigam Limited), budgetary support from the central Government and market borrowings through Mahanagar Telephone Nigam Limited (the amount of which is limited by the central government). In recent years, however, the Government's contribution through budgetary support has declined steadily to the point that no support was extended for India's Eighth Five Year Plan (the "Eighth Plan," covering the period from April 1992 to March 1997). The Ministry of Finance has indicated that the telecommunications sector is expected to remain self-financing. Bharat Sanchar Nigam Limited has funded its expenditures in connection with Bharat Sanchar Nigam Limited's telecommunications investment program for the Eighth Plan and the Ninth Plan, and intends to continue to fund its expenditures under the Ninth Plan (including those in connection with the Ninth Plan), solely through internally generated resources, market borrowings and leasing arrangements, while placing increasing emphasis on private sector participation in funding the development of the domestic telecommunications network.

         GOVERNMENT REGULATIONS

         GENERAL

         The business of the Company is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885 (the "Telegraph Act") and the terms of the license from the Department of Telecommunications under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the Department of
Telecommunications,    including   those   reserved   to   the   Department   of
Telecommunications   under  the  Company's  license,  and  of  other  Government agencies.

         In October 1999 the Department of Telecommunications, which had performed the role of licensor and policy maker for the Ministry of Communications and operated as India's domestic long distance service provider and fixed-line service provider, except for the areas of Delhi and Mumbai, was bifurcated into two departments: (1) the Department of Telecommunications/Telecom Commission to perform the role of licensor and policy maker and control the Company's Equity Shares held by the Government and (2) the Department of Telecom Services to function as the service provider. With effect from October 1, 2000, the Department of Telecom Services was incorporated and renamed Bharat Sanchar Nigam Limited. The Government has also established an independent Information Technology Ministry to promote the Internet, e-commerce and knowledge-based industries. Licensing functions, however, continue to be with the Department of Telecommunications/Telecom Commission.

         The Communication Convergence Bill 2001 was placed in the Parliament in August 2001. If the Communication Convergence Bill 2001 is converted into an Act of the Parliament, the existing Acts, namely, The Indian Telegraph Act, 1885; The Indian Wireless Telegraphy Act, 1933; Telegraph Wire Unlawful Possession Act, 1950; Cable Television Networks (Regulation) Act 1995 and The Telecom Regulatory Authority of India Act, 1997 would stand repealed. The Communication Convergence Bill provides for the formation of an independent authority -The Communications Commission of India ("CCI")-to regulate the converging sectors of broadcasting, information and telecommunications.

         So long as the Government's shareholding in the Company equals or exceeds 51 percent, the Company is deemed to be an Indian Government company and is subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as budgeting and capital expenditures and the generation of funds through the issuance of securities. For example, all persons appointed to the Company's Board of Directors must first be recommended by the Public Enterprises Selection Board. Disputes between Government enterprises (such as the Company) and Government departments generally must be referred to a Committee of Secretaries of the Government for mediation before either party may bring a claim in a court of law or tribunal. See "Item 3. Key Information--Risk Factors--Regulation; Dispute Resolution." A single Government ministry or department is designated as the primary supervisor of each public sector enterprise: the Department of Telecommunications has been so designated for the Company. The Company's activities also are subject to scrutiny by India's Parliament, and the Department of Telecommunications must submit an annual report to Parliament regarding the Company's activities.

         The Government has granted "Navratna" status to selected public sector enterprises. Videsh Sanchar Nigam Limited is one of such selected "Navratna" public sector enterprises. "Navratna" status gives the Company, among other things, enhanced autonomy, a greater degree of administrative efficiency regarding capital expenditures and the ability to make joint venture investments (subject to certain limits). In addition, the Company has achieved an
"Excellent" rating for the eighth successive year ending in 2001, based on certain targets agreed upon with the Government of India for the relevant fiscal year.

SUPERVISION

         Major policy and management decisions by the Company require consultation with, and/or approval of, Department of Telecommunications or the Telecom Commission. The Department of Telecommunications and the Telecom Commission approve the Company's Five Year Plans and the Company's annual budget, which must be prepared in accordance with the Indian Government's current Five Year Plan. Since the fiscal year ended March 31, 1992, the Company and the Department of Telecommunications have entered into a Memorandum of Understanding each year setting targets for the Company's performance during the upcoming year.

         The Department of Telecommunications, in addition to supervising the Company as its primary regulator, also acts as representative of the Company's majority shareholder, the Government. As a result, the Department of Telecommunications controls the Company and has the power to elect its Directors to determine the outcome of actions requiring approval of the Company's Board of Directors or shareholders. The Department of Telecommunications also has the authority to exercise the special powers granted to the President of India under the Company's Articles of Association. These include the right to appoint the Company's Chairman and Managing Director and to issue directives with respect to the Company's business. See "Item 10. Additional Information--Powers of the President of India."

         In March 1997, the Government first established the Telecom Regulatory Authority of India ("TRAI"), an independent regulatory authority under the provisions of the TRAI Act.

         The TRAI Act was amended in 2000. The amended Act established two independent authorities: the TRAI to regulate telecommunication services and the Telecom Disputes Settlement and Appellate Tribunal (the "TDSAT") to adjudicate disputes, disposal of appeals and to protect the interest of telecommunication service providers and consumers. The regulatory functions of the TRAI fall within two broad categories -- (1) recommendatory and (2) mandatory.

         The recommendatory functions may be exercised either suo moto or on request from the licensor on the following matters: (1) need and timing for introduction of new service providers; (2) terms and conditions of licences to service providers; (3) revocation of licences for non-compliance with the terms and conditions of the licence; (4) measures to facilitate competition and promote efficiency in the operation of telecommunication services; (5) technological improvements in the services provided by the service providers;
(6) type of equipment to be used by the service providers; (7) measures for the development of telecommunication technology and any other matter related to the telecommunication industry in general; (8) efficient management of the available spectrum.

         The mandatory functions of TRAI include the following: (1) ensure compliance of terms and conditions of licenses; (2) fix the terms and conditions of inter-connectivity arrangements between service providers; (3) ensure technical compatibility and effective inter-connection between different service providers; (4) regulate revenue sharing arrangements among service providers;
(5) lay down standards of quality of service to be provided by service providers and ensure the quality of service and conduct and periodically survey such service in order to protect the interest of the consumers; (6) lay down and ensure the time period for providing local and long distance circuits between different service providers; (7) maintain register of interconnect agreements and of all such other matters as may be provided in the regulations; (8) keep such register open for inspection; and (9) ensure effective compliance of universal service obligations.

         The TRAI also has the authority to levy fees and other charges at such rates and in respect of such services as may be determined by regulations and to perform such other functions including such administrative and financial functions as may be entrusted to it by the Government or as may be necessary to carry out the provisions of the TRAI Act.

         The recommendations of the TRAI with respect to the matters referred to above are not binding upon the Government. However, the Government must seek the recommendations of the TRAI in relation to the following matters: (1) need and timing for introduction of new service providers; and (2) terms and conditions of new licences given to a service provider. The TRAI is required to forward its recommendations with respect to these matters to the Government within a period of 60 days from the date on which such recommendations are sought or such extended time as may be mutually agreed to between the Government and the TRAI.

         The TRAI has the authority to request the Government to furnish such information or documents as may be necessary for the purpose of making recommendations and the Government is obliged to furnish such information within seven days of such request from TRAI. In the event that the Government comes to a prima facie conclusion that the recommendations of TRAI with respect to these matters cannot be accepted or need modification, the Government is required to refer the recommendations back to the TRAI for its reconsideration and the TRAI may, within 15 days from the date of receipt of such reference, forward to the Government its recommendations after considering the reference made by the Government and the Government shall make its final decision after receipt of such recommendation from the TRAI.

         The TDSAT has jurisdiction to adjudicate any dispute between a licensor and a licensee, between two or more service providers, or between a service provider and a group of consumers. The TDSAT also has the jurisdiction to hear and dispose of appeals against any direction, decision or order of the TRAI.

         The Communication Convergence Bill 2001, introduced in the Parliament in August 2001, envisages the creation of the Communications Commission of India ("CCI") which would be an all-encompassing umbrella body to look into licensing, spectrum management, dispute resolution and determination of regulation codes, technical standards, tariffs, rates for licensed services as well as determine the conditions for fair, equitable and non-discriminatory access to network facility and service. It would also have the powers of a civil court under the Code of Civil Procedure, 1908.

LICENSE

         Pursuant to the Telegraph Act, the provision of any telecommunication services in India requires a license from the Government, obtained through the Department of Telecommunications.

         The Company operates substantially all of the services it provides under a single license (the "License") initially granted by the Department of Telecommunications to the Company upon its establishment in 1986. The License identifies specific services that the Company is permitted to provide, which encompass all of the services currently provided by the Company, other than Internet services. The License initially granted to the Company was effective for a five-year period ended March 31, 1991. The term of the License was subsequently extended four times, first until March 31, 1993, then until March 31, 1994, then until March 31, 1999, and most recently, until March 31, 2004, each time with minor expansions to the scope of services which the Company was permitted to offer. In January 1999 the Company received a letter from the Department of Telecommunications stating that the Company is the only entity authorized by Government of India to provide basic international telephony services to and from India until 2004. However, in September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Thus, instead of ending on March 31, 2004, the Company's monopoly will now end on March 31, 2002. To offset the likely loss to the Company due to the early termination of monopoly, the Government has announced the following compensation package:

         (1) Grant of a license to offer Domestic Long Distance services with the following terms:

               (a) Government would pay to the Company a sum equal to the amount paid by the Company as entry fee and license fee for a period of 5 years commencing from April, 2001, net of taxes; and

               (b)  Performance   Bank   Guarantee   of  Rs.4  billion  for  the
                    prescribed roll out will be waived;

         (2) The Company will be granted a Category `A' ISP license which will enable it to provide Internet access at locations across the country; and

         (3) The Government may also consider additional compensation if found to be necessary based on a detailed review when undertaken.

         On May 2, 2001, in an Extraordinary General Meeting the shareholders passed a resolution requisitioned by the Government, the majority shareholder, accepting the above compensation package. The Company has subsequently been granted a Category "A" ISP license to provide Internet access at locations across the country. However, the Company has not yet applied for the license to provide domestic long distance telephony services and there can be no assurance that the license will be granted under this compensation package. No payments have been made by the Government to the Company from April 2001 towards the entry fee and license fee since the Company has not yet paid such amounts towards domestic long distance services.

         The License requires the Company to share with the Department of Telecommunications revenues from international telecommunication services in the manner specified by the Department of Telecommunications from time to time. In February 1997, the Company and the Department of Telecommunications agreed to a revenue sharing arrangement, which covers the period from April 1, 1997 to March 31, 2002. The revenue sharing arrangement provides for the retention or receipt by the Company of a fixed amount per call minute, and provides the Company with a degree of protection from adverse changes in settlement rates and exchange rate fluctuations. Starting in the year ended March 31, 2000, decreases in combined international call revenue, if any, will be shared by the Company and Bharat Sanchar Nigam Limited with effect from October 1, 2000. Bharat Sanchar Nigam Limited has stated that no change to the revenue sharing arrangement is currently contemplated. See "--Traffic Revenue and Revenue Sharing Arrangement--Revenue Sharing Arrangement."

         The Department of Telecommunications retains the right to modify the terms and conditions of the License (including the Company's monopoly status) at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. The Department of Telecommunications may also terminate the License before its scheduled expiration upon breach by the Company of any of its terms. In addition, the Department of Telecommunications retains certain rights under the License to receive telecommunication services on a priority or emergency basis. Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company's facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

         The Company began offering Internet access services in August 1995, and the Company operates 12 main Internet access nodes. The Company also provides Bharat Sanchar Nigam Limited with Internet connectivity at approximately 60 remote access nodes owned by Bharat Sanchar Nigam Limited (formerly the Department of Telecommunications), although the Company and Bharat Sanchar Nigam Limited have not yet finalized the terms and conditions under which they will share the related revenue. In November 1998, the Government opened the Internet service provider market to private competition, and the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company entered into a license agreement with the Department of Telecommunications on January 25, 1999 with effect from the same day, under which the Company was granted a license to provide Internet services in Delhi, Mumbai, Kolkata, Chennai, Bangalore and Pune on a non-exclusive basis.

         The Company has been granted a license from the Department of Telecommunications to provide Internet services on an All-India basis by a communication dated November 22, 2000. The terms of the Company's Internet license are generally consistent with the policy for licensing Internet service providers. The term of the license is 15 years. The license can be revoked by the Department of Telecommunications if the Company breaches the terms and conditions of the Internet license. The Department of Telecommunications retains the right to modify the terms and conditions of the Internet license at any time if in its opinion it is necessary or expedient to do so in the interest of the general public, or for the proper operation of the telecommunications sector or for security considerations. The Department of Telecommunications also retains the right to review the terms of the Internet license based on changes in national telecommunications policy. The Company is not allowed to assign or transfer its rights under the Internet license without the prior written consent of the Department of Telecommunications. Although under the terms of the Internet license the Company is free to fix the tariff charged to its subscribers, the TRAI could set a tariff for the provision of Internet access services generally. See "--Government Regulations--Rates." License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003.

RATES

         The Company does not control the rates charged to end users of its international telecommunication services. The rates for such services are established and collected by the relevant foreign telecommunications administration or carrier for international calls originating (and billed) outside of India and by the Bharat Sanchar Nigam Limited for international calls originating (and billed) in India.

         The Company and the Department of Telecommunications share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities, and the Company receives settlement payments with respect to international calls from, or makes such payments to, foreign telecommunications administrations and carriers based on applicable accounting rates. See "--Traffic Revenue and Revenue Sharing Arrangement."

         The License provides that the tariffs for all services offered by the Company are subject to the approval of the Department of Telecommunications. The Memorandum of Understanding signed by the Company and the Department of Telecommunications each year, however, has permitted the Company to establish the rates for its specialized services, such as leased lines. Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing, subject to filing with TRAI.

         In June 1995, the then Department of Telecommunications introduced an off-peak discount of between 17 and 25 percent for international calls made between 11:00 p.m. and 6:00 a.m. In May 1999, the then Department of Telecommunications issued a tariff order pursuant to which international and domestic long distance tariffs have been reduced by approximately 30%. International telephone call rates are ranging from approximately Rs.24 to Rs.60 per minute.

THE TARIFF ORDER 1999

         Effective May 1, 1999, the TRAI implemented the telecommunication tariff Order 1999 ("TTO"), which reduced the tariffs that telecommunications service providers may charge with the intended effect of protecting consumers by aligning tariffs that the telecommunications providers may charge with the cost of the applicable service provided while ensuring the commercial viability of the various service providers so as to encourage the expansion of the Indian telecommunications industries. The tariff order reduced the maximum charge per pulse (or metered unit) from Rs.1.40 to Rs.1.20, increased monthly line rental rates for high use subscribers, decreased local call pulse durations (thereby effectively increasing the local call charges) and increased domestic and international call pulse durations (thereby effectively reducing long distance and international call charges). The tariff order allows providers the flexibility to set tariffs below the maximum levels. The tariff order also specifies further reductions in domestic and international long distance and internal call tariff and other tariff adjustments implemented in the year 2000-2001. Accordingly, TRAI for second phase of tariff re-balancing has notified reduced tariffs of 9 to 20 percent for international long distance calls effective from October 1, 2000 to March 31, 2002. Based on the TRAI order, Bharat Sanchar Nigam Limited has revised tariffs for long distance and international call charges effective from October 1, 2000.

ORGANIZATIONAL STRUCTURE

         The Company has no subsidiaries as of the date of this annual report.

PROPERTY, PLANTS AND EQUIPMENT

DESCRIPTION OF PROPERTY

         The following table sets forth the principal real properties owned or leased by the Company that were used in its operations as of March 31, 2001.

LOCATION                         FUNCTION                                   AREA (ACRES)               OWNED/LEASED
--------                         --------                                   ------------               ------------
MUMBAI
Fort VSB                         Company's registered office                       0.3                    Owned
                                 Mumbai gateway
Prabhadevi LVSB                  Undersea cable station                            1.8                    Owned
                                 Switching facilities
Vashi                            Infotech Park                                     0.039                  Leased
Mahape                           Millenium Business Park                           3.115                  Leased


NEW DELHI
VSB Connaught Place              Delhi gateway                                     1.0                    Owned
Greater Kailash                  Satellite earth station                         127.4                    Owned
Chattarpur                       Satellite access node (under                    126.0                    Owned
                                 construction)
Dasghara                         Repeater station                                  1.0                    Leased
Meerut                           Repeater station                                  1.0                    Owned

JALANDHAR
JP Nagar                         Jalandhar gateway                                 0.5                    Owned

KOLKATA
Halisahar                        Kolkata earth station                            82.2                    Owned
Ultadanga                        Switching facilities                              1.7                    Owned
SDF Salt Lake                    Switching facilities                              1.7                    Leased

CHENNAI
Adams Road                       Chennai gateway                                   2.0                    Owned
Korathur                         Earth station                                    37.08                   Owned

ERNAKULAM
Shive                            Ernakulam gateway                                 1.5                    Owned


PUNE
Dighi                            Pune gateway                                    774.5                    Owned
Arvi                             Satellite earth station                         228.0                    Owned

BANGALORE                        Satellite earth station                           0.4                    Leased
ITPL                             IT Park                                           0.104                  Leased

DEHRADUN
Ahmed                            Satellite earth station                          75.4                    Owned
Purkaji                          Repeater station                                  1.138                  Owned
Daurala                          Repeater station                                  1.784                  Owned
Muzaffarnagar                    Repeater station                                  1.5                    Owned
Roorkee                          Repeater station                                  1.5                    Owned
Mussoorie                        Repeater station                                  2.487                  Owned

KANPUR                           Kanpur gateway                                    2.0                    Leased

PATNA                            Earth Station                                     0.094                  Leased

In addition to the above, the Company has staff quarters at the locations wherever it has its operations.

         None of the above described properties are subject to a major lien or encumbrance.

         Upon the establishment of the Company in 1986, all of the assets and properties of the Overseas Communications Service were transferred to it by an order of the Government of India which contemplated that details of the transfer would be set forth in a transfer deed. A formal transfer deed has not been executed. While the order of the Government was sufficient to transfer to the Company valid title to all of the non-real estate assets of the Overseas Communication Service, Indian law generally requires that transfers of real estate be evidenced by a formal deed of transfer and registered with a central land registry within a certain period after the transfer in order to protect the transferee against subsequent claims by third parties. Since the transfer of the real estate from the Overseas Communications Service to the Company has not been executed or registered, the Company has been advised by its Indian counsel that, even if a transfer deed is registered, the Company's title to its real property may be subject to potential claims of third parties in respect of the period prior to the date of registration of the deed. The Company does not anticipate any such claims.

         Indian law requires payment of stamp duty (at rates which vary among states) on instruments which effect transfer of title to real estate. The formal transfer deed, if executed, may be subject to stamp duty at rates ranging from approximately three to 14 percent of the fair market value of the real estate transferred. Such stamp duty may be payable by the Company.

         As of March 31, 2001, the Company operated eight gateways at Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur which provide substantially all the connectivity for the Company's services to the international telecommunications network. The Company's international traffic is carried via international satellite links and or by undersea cables.

         The following table sets forth, as of March 31, 2001, the major facilities, links and circuits at each main gateway, at the three earth stations at Bangalore and at the earth station located near Pune.

                                                                              NUMBER OF EFFECTIVE CIRCUITS
GATEWAY      FACILITIES            LINK                                            VOICE            DATA
-------      --------------------  -----------------------------------------     ---------        ------
MUMBAI       Vikram-1 Satellite    Intelsat Atlantic Ocean Region ("AOR")          1,702               79
             Earth Station         Satellite (359(0))(1)

             Vikram-2 Satellite    Intelsat Indian Ocean Region ("IOR")            1,957               55
             Earth Station         Satellite (60(0))(1)

             Vikram-4 Satellite    Intelsat TOR Satellite (66(0))(1)                   0                0
             Earth Station

             Vikram-5 Satellite    Intelsat IOR Satellite (64(0))(1)                 208                8
             Earth Station

             Jawahar Satellite     Intelsat IOR Satellite (64(0))(1)                   0                0
             Earth Station

             Arvi Land Earth       Immarsat IOR Satellite (64.5(0))(1)               120                0
             Station

             India-U.A.E.          Mumbai-Fujiarah (U.A.E.)                        1,081                0
             Undersea Cable
             System (Gulf Cable)

             SEA-ME-WE 2           Singapore, Indonesia, Sri Lanka, India,         4,099              461
             Undersea Optical      Djibouti, Saudi Arabia, Egypt, Turkey,
             Fibre Cable System    Cyprus, Italy, Tunisia, Algeria and
                                   France

             Fibre Optic Link      Japan, Korea, China, Hong King,                 2,525              482
             Around the Globe      Thailand, Malaysia, India, U.A.E.,
             Undersea Optical      Egypt, Saudi Arabia, Italy, Spain and
             Fibre Cable System    United Kingdom

             SMW-3 Undersea        Japan, S. Korea, China, Taiwan, Hong              362            1,693
             Optical Fibre Cable   Kong, Philippines, Vietnam, Brunei,
             System                Malaysia, Singapore, Thailand,
                                   Indonesia, Australia, Sri Lanka, India,
                                   Pakistan, UAE, Oman, Saudi Arabia,
                                   Egypt, Djibouti, Cyprus, Turkey,
                                   Greece, Italy, Portugal, France, UK,                0              107
                                   Belgium, Germany
                                   Intelsat IOR Satellite (66(0))(1)



KOLKATA      Kolkata Satellite     Intersputnik Express IOR Satellite                  8                0
             Earth Station         (80(0))(1)

             Bose-1 Satellite      Intelsat IOR Satellite (64(0))(1)                 822               64
             Earth Station

             Bose-4 Satellite      Intelsat IOR Satellite (62(0))(1)                 120                0
             Earth Station

DELHI        Ahmed Satellite       Intelsat IOR Satellite (62(0))(1)               2,274              319
             Earth Station

             Ahmed Satellite       Intelsat IOR Satellite (57(0))(1)                   0                0
             Earth Station(2)

             Greater Kailash       Intelsat IOR Satellite (64(0))(1)                 232               57
             Satellite
             Earth Station

             New Delhi Satellite   Intelsat IOR Satellite (64(0))(1)                   0                0
             Earth Station

             Coaxial Cable System  The Department of Telecommunications               30                0

CHENNAI      Indian Ocean          Chennai-Penang (Malaysia)                         323                0
             Commonwealth
             Undersea Cable
             ("IOCOM")

             Chennai Satellite     Intelsat IOR Satellite (66(0))(1)                   0                0
             Earth Station(2)

             Thiruvalluvar         Intelsat IOR Satellite (64(0))(1)               1,391              252
             Satellite Earth
             Station



ERNAKULAM    Ernakulam Satellite   Intelsat IOR Satellite (60(0))(1)                 793                0
             Earth Station

             SMW-3 Undersea        Japan, S. Korea, China, Taiwan, Hong            1,299              996
             Optical Fibre Cable   Kong, Philippines, Vietnam, Brunei,
             System                Malaysia, Singapore, Thailand,
                                   Indonesia, Australia, Sri Lanka, India,
                                   Pakistan, UAE, Oman, Saudi Arabia,
                                   Egypt, Djibouti, Cyprus, Turkey,
                                   Greece, Italy, Portugal, France, UK,
                                   Belgium, Germany

GANDHINAGAR  Gandhinagar           Intelsat IOR Satellite (64(0))(1)                 210                0
             Satellite
             Earth Station

JALANDHAR    Jalandhar Satellite   Intelsat IOR Satellite (64(0))(1)                 671                0
             Earth Station

BANGALORE    Sona Towers           Intelsat IOR Satellite (64(0))(1)                   0               19
             Satellite Earth
             Station

             Aeronautical          Intelsat IOR Satellite (62(0))(1)                   0              241
             Development Agency
             Satellite Earth
             Station

             Information           Intelsat IOR Satellite (64(0))(1)                   0               79
             Technology Park
             Ltd. Satellite
             Earth Station

PUNE         Information           Intelsat AOR Satellite (359(0))(1)                  0                4
             Technology Park
             Ltd. Satellite
             Earth Station

KANPUR       Kanpur-1 Satellite    Intelsat IOR Satellite (64(0))(1)                 268                0
             Earth Station


             TOTAL EFFECTIVE CIRCUITS                                             20,495            4,916
                                                                                  ======            =====

(1) The satellite degrees referred to in the table denote the degree at which the Company's earth station antenna point at the satellite and at which they transmit and receive communications.
(2)    Facilities used exclusively for television broadcasting services.


CIRCUITS

         As of March 31, 2001, the Company operated 20,495 effective international voice circuits, of which 10,776 were satellite circuits and 9,719 were cable circuits. As of such date, the Company had digital connections with 244 of the foreign administrations and carriers with which it had direct links. The Company intends to establish digital connections with the remainder of the foreign administrations and carriers with which it has direct links when such administrations and carriers upgrade their facilities. From April 1, 2000 to March 31, 2001, the Company recorded an average of 437 international paid minutes per day per circuit, compared to an international norm of approximately 250 paid minutes per day per circuit.

         The Company's policy is to maintain a sufficient number of international circuits so that no more than one percent of call attempts are blocked due to lack of an international circuit. The Company, through the acquisition of additional circuits, is also seeking to reduce the average number of international paid minutes carried per day per circuit from 437 to levels closer to the international norm.

         The Company meets periodically with most of its correspondent foreign telecommunications administrations and carriers, either bilaterally or through conferences organized by satellite or cable consortia, to project future demand for international circuits between India and other countries, to allocate capacity on existing telecommunications satellites and undersea cables and to plan for expanding capacity to meet future demand.

         SATELLITES. As of March 31, 2001, the company operated a total of 10,776 satellite voice circuits and 1,284 satellite data circuits through 14 earth stations at its eight gateways, two earthstations located at Bangalore and its earth station located in Pune. Satellite capacity is obtained from International Telecommunications Satellite Organization ("Intelsat") and International Mobile Satellite Organization ("Inmarsat"), two satellite consortia established by national telecommunications administrations for the purpose of owning and operating satellite communication systems. As of March 31, 2001, the Company had an interest of approximately 5.42 % in Intelsat.
Telecommunications administrations and carriers from 145 countries have investment shares in Intelsat. Intelsat charges international telecommunications administrations and carriers for the use of their satellites in order to meet its operating expenses and amortization costs. Any surplus then remaining is distributed annually to consortium members based on their respective ownership share in Intelsat.

         Intelsat had been privatized with effect from July 18, 2001. The holding company is known as Intelsat Ltd., incorporated in Bermuda. After conversion, the Company holds 5.4 % (27,045,940 shares of par value US $ 1 each) in Intelsat. The Chairman and Managing Director of the Company is a member of the Board of Directors of Intelsat Ltd.

         During 1998-99, Intelsat as part of its restructuring process incorporated New Skies Satellite (NSS) as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10, 000,000 shares of common stock of Dutch Guilder 1 each to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99 and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment share of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000. NSS announced a 10: 1 stock split prior to its initial public offer (IPO) in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2001 stands at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 30, 2001 was US $ 7.75 per share.

         The intergovernmental organization Inmarsat was privatized on April 15, 1999. The Company's shareholding in Inmarsat Ventures Plc, (formerly Inmarsat Holdings Limited) is in proportion to its investment share in privatization which is 2.02 %.

         UNDERSEA CABLES. As of March, 31, 2001, the Company operated a total of 9,719 effective voice circuits and 3,632 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in undersea cables interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific. The Company holds a 47.5 percent ownership interest in the analog IOCOM cable between Chennai, India and Penang, Malaysia and as of March 31, 2001 was operating approximately 323 of its total capacity of 480 circuits. The Company also holds a 50 percent ownership interest in an analogue undersea cable between Mumbai and Fujiarah, U.A.E., which has a total capacity of 1,380 circuits, of which 1,081 were being used as of March 31, 2001.

         The Company also holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable, which became fully operational in June 1994, was operating 4,099 and 461 effective high speed circuits as of March 31, 2001. In addition to expanding significantly the number of international circuits available to the Company, this cable has also led to an improvement in the Company's international services, since fiber optic cables provide relatively higher quality transmission than satellites and enhance the Company's ability to offer high quality, high capacity digital data transmission services.

         The Company entered into a Construction and Maintenance Agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). The Company made a provision of Rs.2.5 billion (US$53.36 million) investment in this cable in its revised Ninth Plan and the Company has acquired a 3.5 percent interest in the cable. This cable added a total of approximately 11,340 Voice Circuits to the Company's transmission capacity from Mumbai and Cochin out of which a total of 10,901 circuits were utilized as of March 31, 2001. This cable operated at a total of 362 effective Voice and 1,693 Data circuits from Mumbai as also 1299 effective Voice and 996 Data circuits respectively from Cochin as of March 2001.

         The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2001, 3,007 of the Company's purchased circuits on this cable system were in use.

         The Company also has ownership interests in various undersea cables that do not land in India, but which provide connections between various locations served by the Company. These cables include the Trans-Atlantic 12/13 Cable (connecting the United Kingdom, France and the United States), the Trans-Pacific Cable (connecting the United States, Canada and Japan), the Asia Pacific Cable (Segment S-J) (connecting Singapore and Japan) and the Columbus 2-America 1 Cable (connecting Italy and the United States). In addition to its direct ownership interests in such undersea cables, the Company has purchased indefeasible rights of use guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

SWITCHES

         As of March 31, 2001, the Company had the capacity to connect 37,271 international telephone, 2,386 telex and 198 telegraph circuits or channels to its switches. Substantially all of the Company's telephone capacity is digital, provided by 12 digital switches installed at the Company's eight gateways. Each gateway is linked to the other gateways via dedicated digital lines leased from Bharat Sanchar Nigam Limited, which permits multiple routing options for each call and provides the system with back-up capability in case of equipment failure or over-crowding at any gateway. The switches operated by the Company are supplied by Ericsson and NEC.

         With a view to obtaining secure and competitive supplies, the Company procures equipment from a wide range of sources, and the Company considers that in all major areas of procurement there are sufficient alternative suppliers to make it unlikely that interruption of supply from any one source would cause more than a temporary delay in the implementation of the Company's plans.

OTHER FACILITIES

         In addition to the circuits and switches described above, the Company's infrastructure includes various facilities used primarily for its specialized and value-added services. As of March 31, 2001, the Company owned five high capacity underground fiber optic cables between Pune and Chennai, approximately 50 earth stations, six terrestrial radio communication wires connecting the Company's international switches with its earth stations and a variety of hardware used for the Company's six main Internet access nodes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion of the results of operations and financial condition of the Company for the fiscal years ended March 31, 1999, 2000 and 2001 should be read in conjunction with the financial statements of the Company and the Notes thereto included elsewhere herein. The following discussion is based on the Company's audited financial statements for the fiscal years ended 1999, 2000 and 2001, which have been prepared by the Company in accordance with US GAAP.

OPERATING RESULTS

         The following table sets forth information regarding the Company's operating data for the fiscal years ended March 31, 1999, 2000 and 2001.


                                                                      YEARS ENDED MARCH 31,
                                                 ---------------------------------------------------------------
                                                         1999                 2000              2001
                                                 -------------------- -------------------- ---------------------
Paid telephone minutes (millions).............
Incoming......................................          1,499                1,773                2,161
Outgoing......................................            436                  473                  527
   Total......................................          1,935                2,246                2,688

Ratio (incoming/outgoing).....................           3.44                 3.75                 4.10

Average  revenue  received  from  Bharat
 Sanchar  Nigam  Limited  for  outgoing
 telephone calls ...
 (Rs./minute).................................          41.84                38.85                34.81
Average settlement rate received from foreign
 administrations for incoming telephone calls..
(Rs./minute)..................................          29.24                25.47                21.60
(US$/minute)(1)...............................           0.69                 0.58                 0.46

------------------

(1) Translated at the average of the Market Rates on the last day of each month during the period which was Rs.42.50, Rs.43.65 and Rs. 46.85 per US$ for the fiscal years ended March 31, 1999, 2000 and 2001 respectively.

         The following table sets forth information regarding the Company's operating revenue for the fiscal years ended March 31, 1999, 2000 and 2001.


                                                               YEARS ENDED MARCH 31,
                                        ------------------------------------------------------------------------
                                         1999                2000                2001                 2001
                                        -----                ----                ----                 ----
                                                        (RS. IN MILLIONS)                        US$ in millions
                                        -------------------------------------------------      -----------------
OPERATING REVENUE
Incoming telephone.............         43,834              45,161              46,674                  996
Incoming telex.................            186                 128                 112                    2
Outgoing telephone.............         18,243              18,375              18,345                  392
Outgoing telex.................            173                 175                 112                    2
Leased circuits................          2,499               2,986               3,140                   67
Internet access services.......          1,733               2,095               2,980                   64
Other revenue..................            513                 720                 553                   12
                                        ------              ------              ------                -----
Total traffic revenue..........         67,181              69,640              71,916                1,535
                                        ======              ======              ======                =====


         REVENUE

         The principal components of the Company's revenue are (1) payments from foreign telecommunications administrations and carriers for incoming traffic (prior to deducting amounts payable by the Company for outgoing traffic), which are typically denominated in mostly Special Drawing Rights ("SDRs") or Dollars, and (2) payments from Bharat Sanchar Nigam Limited for outgoing traffic (prior to deducting amounts payable by the Company for incoming traffic), which are denominated in Rupees. The major factors influencing revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the revenue sharing arrangement with Bharat Sanchar Nigam Limited, accounting rates negotiated with foreign administrations and the Rupee/SDR and the Rupee/Dollar exchange rates. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement."

         TELEPHONE REVENUE. Revenue from telephone traffic historically has constituted the most substantial component of the Company's revenue, accounting for 92.40, 91.23 percent and 90.41 percent of revenue for the fiscal years, 1999, 2000 and 2001, respectively. The decline in telephone traffic revenue as a percentage of total revenue is due primarily to the increasing revenue contribution from specialized and value-added services such as Internet access and international leased lines.

         Telephone revenue grew by 2.35 percent during fiscal 2000 and by 2.33 percent during fiscal 2001, reflecting increases in total call volumes (as measured in paid telephone minutes) of 16.07 percent and 19.68 percent, respectively. Incoming call revenue increased by 3.03 percent during fiscal 2000 and by 3.35 percent during fiscal 2001 primarily as a result of increases in incoming call volume of 18.28 percent and 21.88 percent, respectively, and the depreciation of the Rupee against the SDR and the Dollar which increased in Rupee terms the amount of foreign currency received from foreign administrations and carriers. This increase was in spite of reductions in accounting rates between the Company and foreign administrations and carriers in the same period. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal 1999, 2000 and 2001 decreased in Dollar terms from US$0.69, to US$0.58 and to US$0.46 minute, respectively as a result of decreases in accounting rates applicable to the Company.

         Outgoing call revenue increased by 0.72 percent during fiscal 2000 due to an increase in outgoing call volume of 8.49 percent; Outgoing call revenue decreased by 0.16 percent in fiscal 2001 despite an increase in call volume of
11.42 percent (due primarily to decreases in the applicable accounting rates.)

         The increases in incoming call volume in fiscal 2000 and fiscal 2001 were attributable, among other things, to decreases in average tariff rates for international calls charged by foreign administrations and carriers, including those in the United States, which resulted in part from decreases in accounting rates. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement--Payments to and from Foreign Administrations or Carriers." Increases in incoming call volume are also attributable to the increasing volume of calls from India made through call-back and home country direct services, which calls are billed outside of India and are therefore treated as incoming calls. The increases in outgoing call volume in such periods were attributable principally to the expansion and upgrading of the domestic telephone network which resulted in improved access to the Company's international telephone services and to the reduction in tariffs for outgoing international calls.

         The ratio of incoming to outgoing calls increased steadily from 3.44 in fiscal 1999, to 3.75 in fiscal 2000 and to 4.10 in fiscal 2001. Such increases in the ratio of incoming to outgoing calls are due, among other things, to continuing decreases in average tariff for international calls charged by foreign administrations and carriers, including those in the United States, as a result of which it is cheaper to place a long-distance call to India from an international destination than to place an international long-distance call from India, and the effect of call-back and home country direct services.

         The Company is facing further declines in international accounting rates, particularly with US carriers. See "Item 4. Information on the Company --Traffic Revenue and Revenue Sharing Arrangements--Payments to and from Foreign Administrations or Carriers." Declines in tariff rates for telephone services offered by the Company, including an approximately 27 percent reduction in peak international call tariffs for fiscal 2000, have also been mandated by the TRAI. TRAI has also mandated a further 23 percent reduction in peak international call tariffs over the two fiscal years ended 2002. Accordingly, the TRAI has mandated a further reduction in tariffs of 16 to 20 percent for international long distance calls. Such reduced tariffs are between October 1, 2000 and March 31, 2002. See "Item 3. Key Information--Risk Factors--Tariff Reform." While further declines in tariff rates can be expected to increase traffic volume, there can be no assurance that lower tariff rates will not lead to unfavorable revisions to the revenue sharing arrangement with Bharat Sanchar Nigam Limited or otherwise adversely affect the Company's business and prospects.

         TELEX REVENUE. Total revenue from telex services decreased from Rs.359 million in fiscal 1999, to Rs.303 million in fiscal 2000 and to Rs.224 million (US$4.78 million) in fiscal 2001. Such decreases are attributable principally to a decline in telex traffic volume as customers switched from using telex services to other forms of communication such as facsimile, telephone and E-mail. Telex revenue accounted for 0.53 percent of total traffic revenues in fiscal 1999, 0.44 percent in fiscal 2000 and 0.31 percent in fiscal 2001.

         LEASED  CIRCUITS  REVENUE.  Revenue from leased  circuits  increased by
19.49 percent during fiscal 2000 and by 5.16 percent during fiscal 2001. Increase in revenue from leased circuits is lower as compared to the increase in the number of customers due to the drastic reduction in tariffs over the period.

         INTERNET ACCESS SERVICES REVENUE. Internet access services were first introduced by the Company in India in August 1995. Revenues from Internet services were Rs.1,733 million, Rs.2,095 million and Rs 2,980 million (US$64 million) during fiscal 1999, fiscal 2000 and fiscal 2001, respectively, an increase of 20.89 percent and 42.24 percent during fiscal 2000 and fiscal 2001, respectively. The Company's Internet subscribers, inclusive of customers connectd across the remote access nodes of Bharat Sanchar Nigham Limited, have grown from 213, 045 as of March 31,1999 to 366,432 as of March 31, 2000 and had reached 630,970 as of March 31,2001. Increase in Internet revenues is lower as compared to increase in customers due to the drastic reduction in tariffs over the period. The Company was initially the sole provider of Internet services in India. However, the Government announced a new Internet policy in November 1998 which allows the entry of private Internet service providers. As of March 31, 2001, there were approximately 400 licensed Internet service providers in India. See "Item 4. Information on the Company--Industry Overview--Recent Developments."

         In late 1998, the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company and the Department of Telecommunications entered into a license agreement on January 25, 1999, with effect on the same day, under which the Company was granted a license to provide Internet access service in six cities on a non-exclusive basis.

         OTHER REVENUE. Other traffic revenues include revenues from services such as the transmission of television signals, telegraph services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange, and video conferencing. Revenue from these sources accounted for 0.76 percent in fiscal 1999, 1.03 percent in fiscal 2000 and 0.77 percent in fiscal 2001.

         ACCOUNTING RATES. The Company has concluded its annual negotiations with its US correspondent carriers and with other major foreign correspondent carriers and administrations with respect to accounting rates applicable to fiscal 2001. The Company recorded revenues on its incoming calls and costs on its outgoing calls for the year ended March 31, 2001 at the accounting rates at which final settlement was reached.

         INCOME FROM SATELLITE CONSORTIA. This income accrues from investment in satellite consortia, which are on account of amounts paid to Intelsat for the use of its satellites, which are paid to the signatories in the form of compensation for the use of Capital. Such income decreased by 2.64 percent in fiscal 2000- and increased by 57.39 percent in fiscal 2001. The increase was on account of additional special distribution on account of the privatization of Intelsat.

OPERATING COSTS

         The principal components of the Company's operating costs are network and transmission costs, other operating costs and the license fee paid to Department of Telecommunications.

         The following table sets forth certain information regarding the components of the Company's operating costs for the fiscal years ended March 31,1999, 2000 and 2001.


                                                                        YEARS ENDED MARCH 31,
                                                        -----------------------------------------------------

                                                              1999              2000              2001
                                                        ----------------- ----------------- -----------------
Average revenue sharing rate paid to Bharat Sanchar
Nigam Limited for incoming telephone calls .........
(Rs./minute)........................................            18.28            16.46             12.53
Average settlement rate paid to foreign
administrations for outgoing telephone calls........
(Rs./minute)........................................            32.33            26.33             23.81
(US$/minute)(1).....................................             0.76             0.60              0.51

Network and transmission costs
(in millions).......................................
Transmission costs to Bharat Sanchar Nigam Limited(2)       Rs.27,682        Rs.29,254            27,341
Transmission costs to foreign administrations(3)....           14,762           13,374            13,866
Other transmission costs............................            2,695            2,993             3,943
                                                                -----            -----             -----
Total...............................................           45,139           45,621            45,150
Other operating costs including depreciation (in
millions)...........................................            2,894            4,156             4,752
Government levy/license fee
(in millions).......................................            4,157            4,712             5,022
                                                                -----            -----             -----

Total operating costs (in millions).................           52,190           54,489            54,924
                                                               ======           ======            ======

--------------
(1) Translated at the average of the market rates on the last day of each month during the period which was Rs.42.50, Rs.43.65 and Rs.46.85 per US$1.00 for the fiscal years ended March 31,1999, 2000 and 2001 respectively.
(2) Out of such amounts, payments in respect of incoming telephone calls amounted to Rs.27,405 million, Rs.29,176 million and Rs.27,079 million for the fiscal years ended March 31, 1999, 2000 and 2001 respectively.
(3) Of such amounts, payments in respect of outgoing telephone calls amounted to Rs.14,095 million, Rs.12,455 million and Rs.12,578 million for the fiscal years ended March 31, 1999, 2000 and 2001 respectively.

         NETWORK AND TRANSMISSION COSTS. Network and transmission costs include transmission costs to Bharat Sanchar Nigam Limited for incoming traffic and to foreign administrations and carriers for outgoing traffic (See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement"), as well as the cost of leasing certain transmission facilities, including lines from Bharat Sanchar Nigam Limited and satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV.

         Transmission costs to Bharat Sanchar Nigam Limited for incoming traffic increased by 5.68 percent during fiscal 2000 while these costs have decreased by
6.54 percent during fiscal 2001, principally due to decrease in settlement rates being higher than the increase in volume. The average revenue sharing rate paid to Bharat Sanchar Nigam Limited per minute for incoming traffic decreased over this period. Transmission costs to foreign administrations and carriers for outgoing traffic decreased by 9.4 percent during fiscal 2000 due principally to decrease in settlement rates. Payments to foreign administrations and carriers for outgoing traffic increased by 3.68 percent in fiscal 2001 due to an increase in call volume being higher than the increase in settlement rates. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.76, to US$0.60 per minute and to US$0.51 per minute, and in Rupee terms from Rs.32.33, to Rs.26.33 and to Rs.23.81 per minute for the fiscal years ending March 31, 1999, 2000 and 2001 respectively. This decrease was primarily as a result of decreases in accounting rates applicable to the Company.

         The cost of leasing transmission facilities increased by 11.06 percent and 31.74 percent during fiscal 2000 and fiscal 2001 respectively. Such increases are attributable primarily to increases in both incoming and outgoing call volume, which necessitated leases of additional lines and satellite circuits.

         OTHER OPERATING COSTS. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. During fiscal 2000 other operating costs increased by 43.61 percent and during fiscal 2001 other operating costs increased 14.34 percent due principally to greater expenditures relating to repairs and maintenance, spares and electricity charges and substantial increases in staff costs.

         LICENSE FEE. For fiscal 1999, fiscal 2000 and fiscal 2001 under the current revenue sharing arrangement with the Department of Telecommunications, the Company paid to the Department of Telecommunications a license fee of Rs.0.25 million per circuit commissioned on average per annum. Under the current revenue sharing arrangement with the Department of Telecommunications, the amount of the license fee paid by the Company increased by 13.35 percent during fiscal 2000 and by 6.58 percent due fiscal 2001 due to the addition of commissioned circuits.

OPERATING PROFIT

         The following table sets forth certain information regarding the Company's gross telephone and operating profits for the fiscal years ended March 31, 1999, 2000 and 2001.

                                                                        YEARS ENDED MARCH 31,
                                                          --------------------------------------------------

                                                                1999             2000             2001
                                                          ---------------- ---------------- ----------------
Gross profit on telephone services (in millions)(1)....      Rs.20,577        Rs.21,174        Rs.25,251
Gross profit per telephone minute......................          10.63             9.43             9.39
  Incoming(2)..........................................           9.92            12.54             8.99
  Outgoing(2)..........................................          10.84             8.60            11.05
  Operating profit (in millions).......................         15,748           15,888           18,152

-----------------
(1) Telephone revenue net of revenue sharing payments to Bharat Sanchar Nigam Limited for incoming telephone calls and settlement payments to foreign administrations and carriers for outgoing telephone calls after prior year adjustments.
(2) The actual gross profit per telephone minute with respect to incoming calls from, and outgoing calls to, particular countries varies depending on the settlement rates negotiated with the telecommunications administrations or carriers of such countries.

         Gross profit on telephone services increased 2.90 percent and 19.25 percent in fiscal 2000 and fiscal 2001 respectively. These increases are due primarily to increases in total traffic volume of 16.07 percent and 19.68 percent, for the fiscal years ended March 31, 2000 and 2001 respectively. The increase in gross profit on telephone services in fiscal 2000 and 2001 was despite a 11.29 and 0.42 percent decrease in gross profit per telephone minute due to drastic reductions in settlement rates and changes in traffic patterns.

         Gross profit per telephone minute is the average of gross profit per telephone minute for incoming and outgoing traffic, weighted by the ratio of incoming to outgoing calls.

         Gross profit per  telephone  minute for incoming  traffic  increased by
26.41 percent during fiscal 2000 and decreased by 28.31 percent during fiscal 2001 the Company due to an increase in losses borne by the Company in connection with its revenue sharing arrangements with Bharat Sanchar Nigam Limited. In fiscal 1998 the current revenue sharing arrangement came into effect, and under the current revenue sharing arrangement, payments between the Company and Bharat Sanchar Nigam Limited over the course of the fiscal year are based on settlement rates and exchange rates prevailing at the beginning of the fiscal year. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement." During fiscal 2000 and fiscal year 2001, the fall in the depreciation of the Rupee against the SDR and the US Dollar exceeded the fall in the average incoming settlement rates. Consequently, the payments made by the Company in fiscal 1999 and fiscal 2000 were based on lower incoming settlement rates than the Company actually received from foreign administrations and carriers during the course of the year. Coupled with the larger fall in the value of the Rupee relative to incoming settlement rates the Company earned a gross profit per incoming telephone minute that was higher than the Rs.10 per minute provided under the revenue sharing agreement.

         Gross profit per  telephone  minute for outgoing  traffic  decreased by
20.66 percent during fiscal 2000 and increased by 28.49 percent in fiscal 2001. In fiscal 1999, fiscal 2000 and fiscal 2001, the Company was operating under the current revenue sharing arrangement under which the payments between the Company and Bharat Sanchar Nigam Limited are based on settlement rates and exchange rates prevailing at the beginning of the fiscal year. See "Item 4. Information on the Company-- Traffic Revenue and Revenue Sharing Arrangement." During fiscal 2000 and fiscal 2001, the depreciation of the Rupee against the SDR and the US

Dollar exceeded the fall in average outgoing settlement rates. Consequently, the payments received by the Company from Bharat Sanchar Nigam Limited in fiscal 1999, 2000 and fiscal 2001 were based on lower outgoing settlement rates than the Company actually paid to foreign administrations and carriers during the course of the year. Coupled with the lesser depreciation of the Rupee against the SDR and the US Dollar relative to the fall in average outgoing settlement rates, the Company earned a gross profit per outgoing telephone minute that was higher than the Rs.10 per minute provided under the revenue sharing arrangement.

         Operating profit increased by marginally 0.89 percent during fiscal 2000. Operating profit increased by 14.25 percent during fiscal 2001 due to primarily increase in gross profit on telephone services as well as revenues from leased circuits, Internet access services, offset by increases in rent of transmission facilities and other operating costs.

INVESTMENT AND OTHER INCOME

         The following table sets forth certain information regarding the components of the Company's investment and other income for the fiscal years ended March 31, 1999, 2000 and 2001.


                                                                       YEARS ENDED MARCH 31,
                                                         -------------------------------------------------

                                                               1999             2000            2001
                                                         ---------------- ---------------- ---------------
                                                                           (IN MILLIONS)
Revenue from Intelsat.................................          507              737            1,160
Revenue from Inmarsat.................................          250                -                -
Profit / (loss) on sale of investments................           10               86               (5)
Forex gains...........................................        3,168            1,449            2,878
Other income..........................................        1,523            1,968            4,148
                                                              -----            -----            -----
Total.................................................        5,458            4,240            8,181
                                                              =====            =====            =====

         The principal components of investment and other income are net foreign exchange gains (comprised mainly of net gains arising from period-end retranslations of settlement payments owed by foreign administrations and carriers, as well as net gains realized upon receipt of such settlement payments, and net gains arising from the retranslation of period-end cash balances) and revenues from Intelsat and Inmarsat.

         In April 1999, Inmarsat was restructured as a corporate entity and the Company was allotted shares in lieu of its investment in Inmarsat. Consequently, any future revenues from this investment will be in the form of dividends. Investment and other income decreased during fiscal 2000 by 37.18 percent and in fiscal 2001, increased by 64.89 percent primarily due to an increase of compensation from Intelsat on account of special distribution and higher foreign exchange gains.

NET INTEREST

         Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest receivable increased during fiscal 2000 from Rs.1,387 million in fiscal 1999 to Rs.1,683 million and during fiscal 2001 to Rs.3,964 million (US$84.61 million) due to an improvement in the Company's cash position.

INCOME BEFORE TAXATION

         Income before taxation increased by 28.86 percent from Rs.15,002 million in fiscal 1999 to Rs.19,331 million in fiscal 2000. Income before taxation increased by 30.22 percent in fiscal 2001 to Rs.25,173 million (US$537.31 million).

INCOME TAX EXPENSE

         The Company's effective tax rates (including dividend tax) were 42.23 percent, 32.28 percent and 38.32 percent for fiscal 1999, fiscal 2000 and fiscal 2001, respectively, compared to the statutory rate of 38.5, 39.2, 35 percent for all such fiscal years. Such effective rates were attributable to exchange gains treated as capital receipts for income tax provision, provision in dimunition in the value of investments not allowed for tax, etc..

         The Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.8 billion, Rs.2.4 billion, Rs.2.5 billion, Rs.3.0 billion and Rs.2.6 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs.6.46 billion, have been applied by the Indian income tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.3.6 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of two percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the four relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I. Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals) - I, Mumbai. On September 14, 2000 the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, the refund due to the Company is adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

         The Income Tax Department has the right to appeal the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has so far not received any communications from the department/High Court on whether the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.12.4 billion (US$264.8 million) including interest, but excluding penalties, thereon as of March 31, 2001 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim.

         The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the years ended March 31, 1996, 1997 and 1998 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.1 billion, Rs.0.3 billion and Rs.0.5 billion in respect of taxes due (including interest) in connection with such profits for the years ended March 31, 1996, 1997 and 1998, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of two percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.5.7 billion (US$121.66 million) including interest, but excluding penalties, thereon as of March 31, 2001 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.1.1 billion in respect of taxes due in connection with such reimbursements for the year ended March 31, 1994. The Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I. Mumbai. The outstanding amount of the claim continues to accrue interest at the rate of two percent per month. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.7 billion (US$57.63 million) including interest, but excluding penalties, thereon as of March 31, 2001. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Consequently, the Company has not made provision for the potential liability arising from these claims.

NET INCOME

         Net income increased by 51.06 percent in fiscal 2000 from Rs.8,666 million in fiscal 1999 to Rs.13,091 million in fiscal 2000. Net income increased by 17.81 percent in fiscal 2001 to Rs.15,422 million (US$329 million) from Rs.13,091 in fiscal 2000.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company traditionally has met its working capital and capital expenditure requirements with cash flow generated from operations. In addition, the Company borrows funds under short term overdraft facilities from time to time in order to meet temporary working capital deficits. The Company has no long-term loans or other long-term borrowings.

         As of March 31, 2001, the Company's cash and bank balances were Rs.2,200 million (US$47 million), reflecting a decrease of Rs.18,646 million (US$398 million) since March 31, 2000.

         The Company's working capital (net of cash) has increased from Rs.41,752 million (US$891 million) as of March 31, 2000 to Rs.53,733 million as of March 31, 2001. This increase is primarily due to an increase in short term investments and other assets.

         OTHER INVESTMENTS

         ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

         ICO, a company registered in Bermuda, was incorporated in January 1995 to provide Global Mobile Personal Communications Services. ICO was listed on NASDAQ in July 1998. The Company has invested a sum of US$150 million in ICO. As of March 31, 1999 the Company's investment in ICO stood at Rs.5,471 million.

         On August 27, 1999, ICO filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the district of Delaware. In May 2000, ICO emerged from bankruptcy protection with a plan to reduce the equity stake of the existing investors to 1%. The Company had, therefore, made a provision for a loss of 99 percent of its investment in ICO in its consolidated financial statements for the fiscal year ended March 31, 1999. The Company recognized a charge of Rs.5,416 million and Rs.54 million as permanent impairment in the fiscal years ended 1999 and 2000 respectively. Subsequent to March 31, 2000, the Company has been allotted 180,053 shares of New ICO, representing 0.65 percent of the total equity of New ICO. In addition, the Company has been allotted 975,398 warrants, each convertible into two Equity Shares of New ICO upon the payment of US$90 per warrant. Such warrants are exercisable until May 15, 2006.

         CAPITAL EXPENDITURES

PROCESS OF THE COMPANY'S FIVE YEAR PLANS

         Indian government agencies and public sector companies, including the Company, implement capital expenditure programs through a series of five year plans. The Company's five year plans are typically subject to mid-term review, which have historically led to material changes in the Company's estimates of both the amount and the types of capital expenditures on specific projects.

         The materiality of these changes has also been compounded by the Company's weaknesses in preparing budgets and appraising and monitoring capital expenditure projects. In addition, the aggregate capital expenditures under any five year plan are often revised upward or downward as may be required by changes in the telecommunications market and the evolving needs of the Company.

EIGHTH FIVE YEAR PLAN PROJECTS

         The Company's Eighth Five Year Plan (the "Eighth Plan"), which covered the period from April 1992 to March 1997 (the period covered by the Department of Telecommunications' investment program for India's Eighth Five Year Plan), originally provided for total capital expenditures by the Company of approximately Rs.9 billion (US$192.10 million), primarily for facility and equipment investments within India to augment transmission (both satellite and cable) and connecting capacity and for securing rights to use additional circuits on the Intelsat and Inmarsat systems and on cables in the Atlantic and Pacific regions. Principally as a result of faster-than-projected growth in domestic demand for international telecommunication services, during the mid-term review of the Eighth Plan in 1995, the amount of estimated capital expenditures was revised upwards to a total of approximately Rs.14 billion (US$
298.83 million) for the entire five year period. Upon completion of the Eighth Plan in March 1997, the Company had made actual capital expenditures of approximately Rs.15.4 billion (US$ 328.71 million).

         During the Eighth Plan, two new standard A Intelsat earth stations and the South East Asia-Middle East-Western Europe 2 cable were commissioned, numerous facilities were digitalized, connecting capacity of switches was increased from 7,000 to 30,000 lines, an earth station was established to provide Inmarsat mobile services, and additional value-added services were introduced, including Inmarsat related services, Internet access, electronic data interchange, video conferencing, managed data network services and high speed leased line circuits.

NINTH FIVE YEAR PLAN PROJECTS

         The Company's Ninth Five Year Plan (the "Ninth Plan"), covering the period from April 1997 to March 2002 (the period covered by the Department of Telecommunications' investment program for India's Ninth Five Year Plan), was originally adopted by the Board of Directors of the Company (the "Board of Directors") in November 1996. The original Ninth Plan provided for total capital expenditures by the Company of approximately Rs.50.3 billion (US$1074 million). In preparation for the mid-term review of the Ninth Plan by the Board of Directors, the Ninth Plan was revised by management of the Company in January 1999 and proposed an increase in total capital expenditures from Rs.50.3 billion (US$1,074 million) to Rs.73.19 billion (US$1,562 million). The proposed increase primarily reflected increases resulting from the depreciation of the Rupee against the US Dollar and substantial changes to the scale and scope of certain individual projects caused by changes in the telecommunications industry, the evolving needs of the Company and imprecise estimations and inaccuracies in the information provided in the original Ninth Plan. See "--Financial and Management Accounting and Reporting Systems." The Ninth Plan was further revised by management and at the mid-term review of the Ninth Plan in September 2000 the Board of Directors approved the newly revised plan which provided for total capital expenditures of Rs.59.1 billion (US$1261 million). Such capital expenditures were primarily for additional facility and equipment investments within India to augment transmission (both satellite and cable) and connecting capacity of the switches, for securing rights to use additional circuits on the Intelsat and Inmarsat systems and for participating in various undersea cable projects in the Atlantic and Pacific regions and various satellite mobile telecommunications systems. These investments are planned in response to telecommunications network, including through the future participation of new licensees in domestic long distance fixed line and mobile telecommunication services. See "Item 4. Information on the Company--Industry Overview." In addition, these infrastructure investments are expected to provide the Company with a platform from which additional services may be launched. The Ninth Plan also contemplates significant capital expenditures in the areas of enhanced Internet access and other specialized and value-added services, such as satellite video uplinking and direct-to-home television systems, as well as maintenance, repair and replacement projects and various building and civil works at Company locations.

         The original Ninth Plan was approved in principle by the Department of Telecommunications. Certain projects envisioned by the revised Ninth Plan that exceed defined expenditure levels or the current scope of the Company's operations remain subject to further review and formal approval by the Department of Telecommunications and other Government entities pursuant to established rules and procedures of the Government. There can be no assurance that such approvals will be issued or that such projects will be implemented as currently planned.

         The total expenditures of approximately Rs.59.1 billion (US$1261 million) covered by the revised Ninth Plan were calculated using different exchange rates, in accordance with Indian GAAP. For all capital expenditures planned or provided for under the revised Ninth Plan during the three-year period ending March 31, 2002, calculations were made assuming that 61 percent of the cost will be denominated in currencies other than Rupees.

         The following table sets forth the actual and planned capital expenditures of the Company under the revised Ninth Plan by type of investment for the periods indicated. The planned capital expenditures of the Company for the years ended March 31, 1997 through March 31, 2002 represent actual expenditures for the years ended March 31, 1997 through March 31, 2001, and management's estimates of projected expenditures for the year ended March 31, 2002. There can be no assurance that the Company's capital expenditure plan will be implemented as described below. See "Item 3. Key Information--Risk Factors--Significant Additional Capital Expenditures."

                                                       YEAR ENDED MARCH 31,                           TOTAL
                                    -----------------------------------------------------------       -----
                                        1998         1999        2000         2001         2002
                                        ----         ----        ----         ----         ----
                                                          MILLIONS OF RUPEES
Transmission.....................     1,062       3,513        1,464       2,527        5,127         13,693
Switching........................       294         202           50         149        1,713          2,408
Specialized and value-added             323         662          659       3,832        4,310          9,786
   services......................
Satellite mobile services........       521          62            6           9            7            605
Restoration/replacement..........        29          41           36          71          100            277
Technical and office equipment...       247         330          153         231          353          1,314
Buildings and civil works........       180         163          582       1,083          779          2,787
Capital contributions to                786         671          922       2,998        4,707         10,084
   Intelsat/Inmarsat and IRUs....
Other projects and investments...     1,135       1,972          442       8,816        5,786         18,151
                                      -----       -----       ------     -------      -------         ------

     Total.......................     4,577       7,616        4,314      19,716       22,882         59,105
                                      =====       =====        =====      ======       ======         ======

         The Company has funded the above capital expenditures to the extent incurred and intends to fund the remaining capital expenditures primarily from the remaining net proceeds of its offering of Global Depositary Receipts ("GDRs") in 1997 and cash flow from operations. The Company may consider other options for raising any additional funds that may be required, including through debt financing, additional equity financing and leasing arrangements, in the event that such funds are needed.

         The principal areas of investment contemplated by the revised Ninth Plan are as follows:

         EXPANSION OF TRANSMISSION CAPACITY. The Company intends to invest more on the expansion of the Company's existing transmission facilities than any other single category in the revised Ninth Plan. The Company has provisions for investing approximately Rs.5.7 billion (US$121.66 million) on additional capacity in undersea fiber optic cables, approximately Rs.3.6 billion (US$76.84 million) on additional satellite earth stations, antennas and other related equipment, and approximately Rs.825 billion (US$17,609.39 million) on new terrestrial radio communication links. The Company also plans on improving transmission efficiency by investing in new multiplex equipment and equipment that allows more trunk channels to be concentrated on a particular transmission channel. In addition, the Company plans to establish additional international gateways at Hyderabad by the end of 2001, each equipped with satellite earth stations and other facilities.

         The Company entered into a Construction and Maintenance Agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 cable system, a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India with landing points at Mumbai and Cochin). The Company made a provision of Rs.2.5 billion (US$53.36 million) investment in this cable in its revised Ninth Plan and the Company has acquired a 3.5 percent interest in the cable. This cable will have added approximately 9000 circuits to the Company's transmission capacity. The cable became operational in March 2000.

         The Company has entered into a Construction and Maintenance Agreement with other international telecommunications carriers for the construction of a broadband high capacity, undersea, fiber optic cable system, about 28,000 kilometers long, which will connect Southeast Asia to South Africa, West Africa and the Mediterranean region. It will have many landing points including in Cape Town, Mauritius, Reunion, Cochin (India) and Penang (Malaysia). Presently, connections to African countries from India are by means of satellite transmission or through longer alternative routes involving a number of transit points. This cable system provides the Company a direct link to Africa and indirect links to the Mediterranean region. The Company has made provision in the revised Ninth Plan for an investment of up to Rs.2.6 billion (US$55.50 million) in this cable system, which is scheduled to be ready for service by December 2001.

         The Company also plans to complete the construction of a new satellite earth station at Hyderabad, and equipment that allows more trunk channels to be concentrated on a particular transmission channel and other equipment and fiber optic systems at its existing transmission facilities.

         EXPANSION OF NUMBER OF SWITCHES. The Company plans to invest Rs.1.5 billion (US$32 million) for switches in order to establish an international information highway for broadband traffic at Mumbai, Delhi, Chennai, Bangalore and other cities. The Company believes that these switches will enable the Company to integrate and allocate bandwidth for voice, data and other broadband traffic through improving the bandwidth efficiency, and provide the Company with the ability to keep pace with convergence of voice, data and multimedia.

         Commencing in the year ending March 31, 2001, the revised Ninth Plan anticipates a need for digital switch expansion and other advanced switching equipment to be used in connection with the Company's facilities. In addition, the Company has completed the establishment of an additional international gateway exchange at Kanpur in March 2000 and has made a provision for the establishment of two additional VOIP international gateway exchanges at Bangalore and Hyderabad in the revised Ninth Plan. The Company has made a total provision of Rs.400 million (US$8.54 million) in the revised Ninth Plan for these three gateway exchanges.

         SPECIALIZED AND VALUE-ADDED SERVICES. The Company plans to invest Rs.60 million (US$1.28 million) for the installation of electronic data interchange facilities at Chennai, New Delhi and Kolkata, and to upgrade and augment its existing such facilities at Mumbai. The Company also intends to complete the construction of video conferencing facilities in all of its international gateways and has provided for up to Rs.107 million (US$2.28 million) for this purpose in the revised Ninth Plan. The Company has also made provisions for up to Rs.7.5 billion (US$160 million) throughout the balance of the revised Ninth Plan to augment its Internet gateways by installing additional main and remote access nodes, network management systems and more advanced routing switches.

         The Company is in discussions with potential global partners for the provision of new E-commerce and voice over Internet protocol in India. Accordingly, the Company has provided for up to Rs.500 million (US$10.67 million) to invest in systems equipment which may be required during the Ninth Plan period in connection with the formation of new global alliances and the expansion of managed data network services provided through current global alliances.

         Provisions have been made under the revised Ninth Plan for capital expenditures of up to Rs.1.1 billion (US$23.48 million) to be used in connection with investments in video uplinking facilities and direct-to-home satellite television systems.

         SATELLITE MOBILE SERVICES. The Company is one of the founding investors in ICO Global Communications (Holdings) Limited ("ICO"), which was formed in 1995 by a consortium of international telecommunications companies, governments and satellite and telephone equipment manufacturers to establish and operate a satellite-based mobile telecommunications system is designed to offer worldwide digital voice, data. facsimile and message services primarily through hand-held mobile terminals.

         The Company has made capital contributions to ICO of US$150 million until March 31, 2000 and owned an interest of approximately 6.50 percent in ICO's equity as of such date. In mid 1999, ICO filed for bankruptcy and emerged from bankruptcy protection in May 2000. The bailout package envisages the creation of New ICO Limited ("New ICO"), and the liquidation of ICO. The Company is entitled to a very small percentage of the share capital of New ICO and as such its investment in ICO is substantially reduced. Subsequent to March 31, 2000, the Company has been allotted 180,053 shares of New ICO, representing 0.65 percent of the total equity of New ICO. In addition, the Company has been allotted 975,398 warrants, each convertible to two Equity Shares of New ICO upon the payment of US$90 per warrant. Such warrants are exercisable until May 15, 2006. Prior to ICO's bankruptcy filing the Company signed a prelaunch agreement with ICO which specified that the Company was to be designated as the exclusive provider of satellite mobile services for ICO in India. As a result of the bankruptcy proceedings, this agreement is no longer in effect and will have to be renegotiated with New ICO at a later date.

         The Company provided gateway services for Iridium India Telecom Limited; the Company provisionally licensed to provide Iridium GMPCS services in India. However, Iridium LLC, USA, the Company owning the constellation of 66 Iridium satellites, closed its services worldwide with effect from March 18, 2000 after the United States bankruptcy court for the Southern District of New York approved its wind down operations. Accordingly, Iridium India Telecom Limited was not able to perform its commercial services and gateway operations from the gateway at Pune and decided to close its commercial operations in a phased manner. Such operations ceased on April 1, 2000.

         In addition, the Company has also provided approximately Rs.8.0 billion (US$171.76 million) for possible future acquisitions of satellite capacity in the Indian Ocean region in collaboration with the Indian Space Research Organization.

         CAPITAL CONTRIBUTIONS TO INTELSAT AND INMARSAT AND ACQUISITION OF IRUs. The Company has made provisions for investments of Rs.2.00 billion (US$42.69 million) and Rs.220 million (US$4.69 million) in Intelsat and Inmarsat, respectively, in the revised Ninth Plan. The planned capital contributions to Intelsat and Inmarsat are expected to assist the Company in meeting its growing transmission needs by increasing its available satellite capacity. In addition to these investments, the Company plans additional investments of up to Rs.6.86 billion (US$146.42 million) in IRU's, representing cable capacity on systems in which there are no landing rights in India, throughout the balance of the Ninth Plan period.

         PROVISION FOR OTHER PROJECTS AND INVESTMENTS. If following the end of Bharat Sanchar Nigam Limited monopoly, the Company is licensed to provide domestic long distance services, the Company expects to invest approximately Rs.4.5 billion (US$96.05 million) in additional transmission and switching facilities.

         Other capital expenditures in the Ninth Plan include provisions for projects involving upgrading various internal management facilities, for Company management and new employees in amounts of up to Rs.100 million (US$2.13 million).

         The Company's revised Ninth Plan provides for total capital expenditures of approximately Rs.73.19 billion (US$1562.22 million) further revised to Rs.59.10 billion (US$1,261 million) during the five years ending March 31, 2002, of which Rs.36.22 billion (US$773.17 million) had been expended as of March 31, 2001. See "--Investment Program." The Company intends to fund the balance of these capital expenditures primarily from the remaining proceeds of the 1997 GDR issue, and from cash flow from operations. The Company may consider other options for raising and leasing arrangements, in the event such funds are needed.

TENTH FIVE YEAR PLAN PROJECTS

         The Company's Tenth Five Year Plan (the "Tenth Plan"), covering the period from April 2002 to March 2007 is provisionally finalised and the total provisional outlay under the Tenth Plan is Rs.63.3156 billion (US$1.35 billion) which is further subject to approval by the Board of the Company and consequent approval by the Department of Telecommunications. While the Company has achieved significant development in the Ninth Five Year Plan period, the Company anticipates liberalization and opening of International Long Distance Service to competition during the Tenth Plan period. The Company hopes to achieve continuous growth and enhancement in existing telephony business and Internet dial up services while simultaneously doing backward integration by entering into the domestic long distance market. The Company also expects to introduce newer technologies like ATM and VoIP in its network. The Company also expects to equip its infrastructure to provide new value added services like Bandwidth on Demand, VPN services, Broadband Services and DTH services.

         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         The Company maintains a level of spending on research and development activity which enables it to keep abreast of the latest developments in the industry. The Company conducts its own internal research activity in order to achieve its strategic goals and to participate in current technological advancements. The Company plans to continue spending on internal research and development. The main focus of the Company's internal research and development activity is software development for communications applications and the development of telecommunications equipment for specific requirements of the Company. The research and development of the Company with respect to communications applications has focused, in recent years, on web based electronic data interchange, store and forward fax and graphic user interface terminal for Internet applications.

         In addition to conducting research in its own facilities the Company has recently started considering funding certain projects recommended by the Telecom Research and Development Council. The Company is a member of this council which is constituted by the Ministry of Communications of the Government of India. This council coordinates the research and development activities in the field of telecommunications and identifies various key areas of research. It also identifies various projects in these areas and aids in obtaining funding for such projects.

         In accordance with the accounting policy on research and development adopted by the Company in fiscal 2000 onwards, all costs incurred on research and development by the Company are charged to the income statement under the relevant line items. In addition, costs incurred with respect to the purchase of capital equipment for research and development are capitalized. The Company is unable to accurately state its annual research and development expenses from fiscal 2000.

         TREND INFORMATION

         The Company derives a major part of its revenues through telephony traffic originating from and terminating in the U.S. An economic slowdown or such other negative impact on the economy of the U.S may affect the revenue growth and operating results for fiscal 2002. The economic slowdown has affected the information technology sector and there is a likelihood that this sector may cut their spending. Such cutbacks are likely to affect the revenues of the Company as a part of its operations are related to this sector. For further information, please see "Item 3. Key Information--Risk Factors" referenced herein.

         The opening up of international telephony in India to private operators and the loss of monopoly of the Company would impact revenues of the Company. The Company, however, believes that the private operators may not be able to put up the infrastructure to cause major share erosions for at least a year after the monopoly loss.

BUSINESS OUTLOOK FOR FISCAL 2002

         Based on currently available information, the Company expects its business outlook for the fiscal year ending March 31, 2002 to be as follows:

         Gross revenue for the fiscal year ending March 31, 2002 is expected to be in the range of Rs.70490 million (US$1504 million) against which the Company has achieved over Rs.16422 million (US$350 million) for the first quarter ending June 2001.

         The above mentioned expectations and projections regarding our future performance are forward-looking statements. These expectations and projections are based on currently available economic and financial information along with our operating plans and are subject to future uncertainties that could cause actual results to differ materially from those that may be indicated by these statements. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

         FINANCIAL AND MANAGEMENT ACCOUNTING AND REPORTING SYSTEMS

         The Company, which remained wholly owned by the Government until late 1992, continues to be subject to various laws and Government policies in respect of public sector enterprises and to follow procedures appropriate for a public sector entity. Consequently, the Company's financial and management accounting and reporting systems are not as developed as those of certain comparable companies outside India. In addition, the Company's procedures for preparing budgets and appraising and monitoring capital expenditure projects are less precise than those used by comparable private sector companies. In order to address certain of these deficiencies, the Company continues to improve data input for its traffic accounts, has increased the number and quality of its financial and accounting personnel, and is in the process of installing new systems and procedures, including an integrated financial accounting and budgeting system.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         DIRECTORS AND OFFICERS OF THE REGISTRANT

         The Company's Board of Directors has ultimate responsibility for the administration and management of the affairs of the Company, except for certain matters that are reserved by the Company's Articles of Association (the "Articles") for the approval of the President of India. The Company's Articles provide for a Board of not less than three and not more than twelve Directors. The President of India is empowered by Article 66A to appoint one-third of the total number of Directors sitting at any time as non-retiring directors and to designate the Chairman and Managing Director. The remaining directors of the Company are liable to retire by rotation, and one-third of such directors are elected by the shareholders each year at the company's Annual General Meeting.

         After the Company was declared by the Government in July 1997 as a "Navratna" company, the Board of Directors was reconstituted to comprise eleven members, including the Chairman and Managing Director, four other full-time directors, two directors nominated by the Department of Telecommunications and four other external directors. The Company must notify the Public Enterprises Selection Board, a Government Agency, of all vacancies in full-time director positions of the Company. The Public Enterprises Selection Board then recommends an appropriate person for the Company to appoint pursuant to the relevant provisions of the Indian Companies Act of 1956.

         The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:


                                                                            Current Term
Name                           Age     Position                             Expires In             Director Since
------------------------------ ------- ----------------------------------   --------------------   -----------------
Shailendra Kumar Gupta.......  59      Chairman and Managing Director       September 2002         September 1999

Rajneesh Gupta...............  53      Director (Network)                   November 2003          November 1998

R.S.P. Sinha ................  50      Director (Finance)                   January 2004           January 1999

Sadhana Dikshit..............  48      Government Nominee (Deputy           (1)                    January 2001
                                       Director General (LF), the
                                       Department of Telecommunications)
P.V. Vaidyanathan............  54      Government Nominee (Advisor          (1)                    August 2001
                                       (Technology) the Department of
                                       Telecommunications)
Subodh Bhargava..............  59      External Director (Advisor,          December 2001(2)       December 1998
                                       Eicher Goodearth Limited)
N.R. Narayana Murthy.........  55      External Director (Chairman and      December 2001(2)       December 1998
                                       Chief Executive Officer, Infosys
                                       Technologies Limited)
Ashok Wadhwa.................  41      External Director (Managing          December 2001(2)       December 1998
                                       Partner, Ratan S. Mama & Co.)
H.P. Wagle...................  66      External Director (Ex-Chairman,      December 2001(2)       December 1998
                                       Telecom Commission and Secretary,
                                       the Department of
                                       Telecommunications)

---------------

(1) Government nominee directors are not appointed by the Government for a fixed term. They are eligible to retire by rotation. However, typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

(2) These are independent directors liable to retire by rotation. However, their appointment has been indicated by the Government to be nominated for a period of three years each. However, this three year nomination period will have to be implemented in accordance with the provisions of the Companies Act and other applicable regulations.

OTHER PRINCIPAL OFFICERS

         The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

NAME                      AGE      POSITION                                                OFFICE HELD SINCE
------------------------  -------  ------------------------------------------------------  ------------------
Parminder Mathur.....     52       Chief Vigilance Officer                                 May 1999
S.G. Ranade..........     48       Company Secretary                                       May 1987
Hardev Singh.........     57       Chief General Manager (Corporate                        January 1995
                                   Affairs/Headquarters/Marketing)
K.P. Tiwari..........     51       Chief General Manager (Internet)                        January 1995
M.G.Wasnikar.........     58       Chief General Manager (Operations and Human Resources)  January 1995
Arun Gupta...........     44       Chief General Manager (Finance and Accounts)            May 1998
S.S. Bodh............     41       Chief General Manager (Finance and Accounts)            May 1998
G.C. Banik...........     57       Chief General Manager (Public Relations)                April 2000
C. Sudershan Rao.....     57       Chief General Manager (Finance and Accounts)            May 2000
Debajit Dutta........     48       Chief General Manager (Vigilance)                       June, 2000

         Apart from Ms. Parminder Mathur, of the Indian Administrative Service, all other principal executive officers of the Company are on the rolls of the Company as permanent employees.

         Set forth below is selected biographical information for certain of the Company's directors and officers:

         Mr. Shailendra Kumar Gupta (Chairman and Managing Director), has been a director of the Company since September 1999. Mr. Gupta has more than three decades of experience in the Indian domestic telecommunications industry and has held various government positions in the telecommunications field, including Chief General Manager (Telecom - Gujarat Circle) of the Department of Telecommunications, Principal General Manager (New Delhi) of Mahanagar Telephone Nigam Limited and General Manager, Telephones (Jaipur). Mr. Gupta holds a Bachelors degree in Electrical Engineering from Rourkee University and also won the National Award of Excellence for telecommunications in 1989.

         Mr. Rajneesh Gupta, Director (Network), has been a director of the Company since November 1998. Mr. Gupta has held various government positions in the telecommunications and education fields, including General Manager (Materials Management) and General Manager (south Delhi) of Mahanagar Telephone Nigam Limited, Chief General Manager (North East Task Force) of the Department of Telecommunications, and Director (Technical Education) of Department of Education of the Ministry of Human Resources Development. Mr. Gupta holds a Bachelors degree in Electrical Engineering and Science.

         Mr. R.S.P. Sinha, Director (Finance), has been a director of the Company since January 1999. Prior to joining the Company, Mr. Sinha held positions of Director (Finance), Hindustan Organic Chemicals Limited, and Deputy General Manager (Finance), Tehri Hydro Development Corporation. Mr. Sinha is a fellow member of Institute of Cost and Works Accountants of India. Mr. Sinha holds a Bachelors degree in Electrical Engineering and a Masters degree in Business Management with a specialization in Finance, both from Patna University, a Bachelors degree in law from Magadh University and passed the exam of the Certified Associate of Indian Institute of Bankers.

         Ms. Parminder Mathur, Chief Vigilance Officer of the Company, has been on deputation from the Government of India to the Company since May 1999. She is a postgraduate in political science and holds a Masters degree in Business Administration from Leeds University, U.K. Prior to her taking over as Chief Vigilance Officer, she was the Chief Electoral Officer of Himachal Pradesh and also the Commissioner-cum-Secretary (Election) of Himachal Pradesh.

         Mr. S.G. Ranade, Company Secretary, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of
Maharashtra Elektrosmelt Limited, Bombay. Mr. Ranade has over 26 years of experience in his field. He is a fellow member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Bombay.

         Mr. Hardev Singh, Chief General Manager (Corporate Affairs/Headquarters/Marketing), joined the Overseas Communications Service in 1964 and has been with the company since its establishment. Mr. Singh held positions in the area of satellite communications, troposscatter communications, submarine cables, technical planning and Inmarsat. Mr. Singh holds a Diploma from Punjab State Board of Technical Education and a Degree in Electrical Engineering from the Institute of Engineers, Kolkata.

         Mr. K.P. Tiwari, Chief General Manager (Internet/Operations) joined the Overseas Communications Services in 1976 and has been employed by the Company since its establishment. Prior to joining the Overseas Communications Services, Mr. Tiwari worked for the Indian Post and Telegraph Department for 4 years. Mr. K.P. Tiwari holds a Master of Science Degree in Electronics from Kanpur University.

         Mr. M.G. Wasnikar, Chief General Manager (Human Resources), joined the Overseas Communications Service in 1975 as Deputy Engineer-in-Charge (Class I Service) through the Union Public Service Commission and has been with the Company since its establishment. Mr. Wasnikar holds a Bachelors degree in Electronics Engineering from Vishweshwarayya Regional College of Engineering, Nagpur.

         Mr. Arun Gupta, Chief General Manager (Finance), joined the Company in his present capacity in 1998. Prior to joining the Company, Mr. Gupta worked in Finance for 18 years in various capacities at Sikkim Industrial Development & Investment Corporation Ltd., Pradeshiya Industrial & Investment Corporation of UP Ltd., and Risk Capital & Technology Finance Corporation Ltd. (a subsidiary of Industrial Finance Corporation of India Ltd.). He also officiated as Managing Director at RC&TFC. Mr. Gupta holds a Bachelor of Science degree from University of Delhi, a Master of Business Administration degree with a concentration on finance from A.M. University and a Bachelor of law degree from the University of Delhi.

         Mr. S.S. Bodh, Chief General Manager (Finance), joined the Company in his present capacity in 1998. Prior to joining the Company, Mr. Bodh worked for 13 years as Gazetted Class I officer (Indian Railways Accounts Service) in various areas of Finance and Accounting in Indian Railways. He also headed the Finance department of the Northern Region of the Container Corporation of India for more than two years. Mr. Bodh holds a Master of arts degree from Punjab University.

         Dr. G.C. Banik, Chief General Manager (Public Relations), joined the Company in 1987. Prior to joining the Company, Mr. Banik served in various media units of the Ministry of Information Service for twenty years. Dr. Banik holds a post graduate degree in Journalism, a Master of Business Administration degree and a degree of Doctor of Philosophy in Sociology, all from the University of Mumbai. Dr. Banik was the National President of the Association of Business Communicators of India and Chairman of the Public Relations Society of India. He has authored two books on Journalism and Public Relations.

         Mr. C. Sudershan Rao, Chief General Manager (Finance), has been with the Company since 1989. He is a Fellow Member of the Institute of Chartered Accountants of India and an Associate Member of the Institute of Costs & Works Accounts of India. Mr. Rao also holds a post graduate diploma in Public Enterprise Management from Osmania University. Mr. Rao has over 20 years of experience in finance related functions and has worked at Siddhartha Oil Equipments Ltd., R.G. Foundry Forge Ltd., A.P. State Textile Dev. Corporation Ltd. and A.P. Construction Co. Ltd., and as a practising Chartered Accountant prior to joining the Company.

         Mr. Debajit Dutta, Chief General Manager (Vigilance) joined Videsh Sanchar Nigam Limited in 1992. Mr. Dutta was employed as the Deputy Director (Personnel & Administration)- Vigilance by Oil and Natural Gas Corporation Limited for a period of nine years prior to taking up his post with Videsh Sanchar Nigam Limited. He has served for two years as a gazetted police officer of the rank of Deputy Superintendent of Police. Mr. Dutta was a practicing lawyer specialising in labour matters and civil cases prior to his employment by the police department. Mr. Dutta holds a law degree and a post graduate diploma in Personnel Management and Industrial Relations.

         No director or officer of the Company has any family relationship with any other officer or director of the Company.

         There are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

         COMPENSATION OF DIRECTORS AND OFFICERS

         The directors, other than the full-time directors and the Government nominee Directors, of the Company received a sitting fee not exceeding Rs.2,000 (US$ 42.68) for attending every Board and a Committee meeting. In fiscal 2001, Rs.135,000 (US$2,882) were paid towards sitting fees. The Directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendence at Board and Committee meetings.

         For the fiscal year ended March 31, 2001, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company was approximately Rs.10.27 million. No director or principal officer received remuneration from the Company (salary, bonus, housing allowance, perks and benefits,etc.) in excess of Rs.1.50 million for fiscal 2001.

         For the fiscal year ended March 31, 2001, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors of the Company was approximately Rs.2.5 million.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         There are no employee share option schemes or other similar schemes relating to the capital of the Company.

BOARD COMMITTEES

AUDIT COMMITTEE

         The committee has four members including one full time director and three non-official, part-time directors. The committee is chaired by non-official director Mr. Ashok Wadhwa, with Mr. Subodh Bhargava and Mr. H.P. Wagle non-official directors and Mr. S.K. Gupta, Chairman and Managing Director, as members. The broad scope of the committee is as follows:

         (1) To oversee the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible; to recommend the appointment and removal of external auditors, fix audit fees and approve payment for any other services, as applicable; to review the annual financial statements with management before they are submitted to the board, focusing primarily on: changes in accounting policies and practices, major accounting entries based on exercise of judgement by management, qualifications in the draft audit report, significant adjustments arising out of audit, the going concern assumption, compliance with stock exchange and legal requirements concerning financial statements, and any related party transactions, that is, company transactions of a material nature with promoters or the management, their subsidiaries or relatives, that may have a potential conflict with the interests of the Company; to review external and internal auditors and the adequacy of internal control systems with the management; to review the adequacy of the internal audit function, including the structure of the internal audit department, staffing, reporting structure coverage and the frequency of internal audits; to discuss any significant findings with the internal auditors and follow these up; to review and report to the Board of Directors on the findings of any internal investigations by the internal auditors concerning suspected frauds or irregularities or a failure of internal control systems; to discuss the nature and scope of the audit with external auditors before the audit commences, and to have post-audit discussions to ascertain any areas of concern; to review the company's financial and risk management policies; and to look into the reasons for any substantial defaults in payments to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

         The Company does not have a remuneration committee.

         EMPLOYEES

         As of March 31, 2001, the Company had 2,991 employees, of whom 1,177 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 1,814 were non-executive employees. As of March 31, 2000, and March 31, 1999, the
Company had 3,014 employees and 2,975 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction.

         As a public sector enterprise, the Company abides by general Indian governmental personnel policies which, among other things, limit its ability to reduce employment levels and control the amount of salaries and other remuneration that the Company may pay to its employees. The Company believes that the average salary it pays to its employees is significantly lower than the average salary of employees at equivalent ranks in the private sector.

         All non-executive employees of the Company are members of local unions organized at each Company site, which are affiliated as the Federation of the Videsh Sanchar Nigam Limited Employees Unions (the "Federation"). The Federation is a Company-wide union and is not affiliated with any larger industry-wide or national union. Every five years the Company and the Federation negotiate and enter into a collective bargaining agreement, which governs the terms of employment of non-executive employees. The most recent agreement, executed in November 2000, is for the pay revisions effective from January 1, 1997.

         Most executive employees (other than directors) of the Company are members of a similarly organized Officers' Association, which acts as an informal consultative mechanism for conveying the officers' views regarding personnel policies to the Company's management.

         On August 1, 2001, the Company announced a Voluntary Retirement Scheme. The primary objective for the scheme is to optimize the mix of experience and overall skill level of the Company's employees. The scheme remains open from September 1, 2001 to October 31, 2001. Employees who are at least 50 years of age and have rendered a minimum of 10 years service to the Company are eligible to opt for voluntary retirement. Apart from normal retirement benefits, employees opting for voluntary retirement will be entitled to (1) a "one-time" payment of 60 days salary (including a basic and dearness allowance) for each completed year of service or (2) a payment of salary for the balance months of service left before retirement, whichever is less.

         As of June 30, 2001, the members of the Board of Directors and the executive officers of the Company as a group owned an aggregate of 6,600 shares, representing 0.002% of the Company's shares issued and outstanding at such date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         MAJOR SHAREHOLDERS

         As of the date hereof, approximately 52.97 percent of the outstanding Shares of the Company are held by the Government. Consequently, the Government, acting through the Department of Telecommunications, controls the Company and has the power to approve the appointment of its directors and to determine the outcome of most actions requiring approval of the Board of Directors or shareholders of the Company's business (including into areas in which the Company may compete with Bharat Sanchar Nigam Limited), transactions with Bharat Sanchar Nigam Limited or the assertion of claims against Bharat Sanchar Nigam Limited. In addition, under the Company's Articles of Association, the President of India, on behalf of the Government of India, may issue directives with respect to the conduct of the business and affairs of the Company, and certain matters with respect to the Company's business, including the appointment and remuneration of the Company's Chairman and Managing Director and the declaration of dividends are reserved for the decision of the President of India. The Company may not take action in respect of any matter reserved for the President without his approval. See "Item 10. Additional Information--Description of the Shares."

         The following table sets forth certain information regarding the beneficial ownership of the Equity Shares at June 30, 2001, including the beneficial ownership of Shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding Shares, as reported by such persons.

                                            NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)     PERCENTAGE
------------------------                   ---------------------     ----------
Government of India (2).......                150,961,440              52.97
-------------------

(1) Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of June 30, 2001, Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2) The Shares owned by the Government are registered in the name of the President of India or his nominees in the register of shareholders of the Company.

         The Company's ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of June 30,2001, approximately 81,599,086 Equity Shares (28.63% of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Limited (the "Custodian") for The Bank of New York, as depositary for the Company's ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

         Except as mentioned elsewhere in this annual report regarding the disinvestment process by the Government of India which would include a change in the control of management, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

         RELATED PARTY TRANSACTIONS

         The  Company's   principal   related   parties  consist  of  government
departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, sharing costs and revenues and subletting premises. Transactions other than with the DoT are at arm's length in accordance with law. Transactions with the DoT are subject to the revenue sharing agreement discussed in Note 1d. The Company's significant related party balances and transactions with DoT are detailed in the Statement of Income and in Notes 5, 10, 14 and 15. Other related party transactions and balances are immaterial individually and in the aggregate.

         The Company is controlled by the Government of India, which holds 52.97 percent of the total equity. The Company's principal related parties consist of government departments, government owned or controlled companies and affiliates of the Company. The Company is not aware of transactions between the Government and such other entities.

         The Company had a revenue sharing arrangement with the Department of Telecommunications for the fiscal period 1997-2002. Pursuant to the corporatisation  of  the  service  provision  functions  of  the  Department  of
Telecommunications, to the newly formed and wholly owned Government company, Bharat Sanchar Nigam Limited with effect from October 1, 2000 the revenue sharing agreement entered into by Department of Telecommunications was transferred and assigned to Bharat Sanchar Nigam Limited with effect from October 1, 2000. License fee shall continue to be paid to Department of Telecommunications under the revenue sharing agreement.

         The Company routinely enters into transactions with its related parties, such as providing telecommunication services, sharing costs and revenues and subletting premises. Transactions other than with the Department of Telecommunications are at arm's length in accordance with law.

         Telstra Vishesh Communications Limited is a joint venture between the Company, Telstra, Australia and Infrastructure Leasing & Financial Services Ltd. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consultancy, facility management services and turnkey VSAT projects for large organizations.The Company had entered into agreements for purchase of VSAT equipments during the fiscal year ended 2001 amounting to Rs.10.20 million (US$0.22 million). The Company believes that the foregoing transactions were on terms no less favourable than could have been obtained from independent third parties.

         INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION: CONSOLIDATED FINANCIAL INFORMATION

         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         We have elected to provide financial statements pursuant to Item 18 of this Form 20-F.

         LEGAL PROCEEDINGS

         The Company is not currently a party to any material commercial legal proceedings. However, the Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.8 billion, Rs.2.4 billion, Rs.2.5 billion, Rs.3.0 billion and Rs.2.6 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the years ended March 31, 1994, 1995, 1996, 1997 and 1998 respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs.6.46 billion, have been applied by the Indian tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.3.6 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of two percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I. Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals) - I, Mumbai. On September 14, 2000 the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, a refund due to the Company is adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

         The Income Tax Department has the right to appeal the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has so far not received any communications from the department/High Court on whether the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.12.4 billion (US$264.8 million) including interest, but excluding penalties, thereon as of March 31, 2000 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim.

         The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the years ended March 31, 1996, 1997 and 1998 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.1 billion, Rs.0.3 billion and 0.5 billion in respect of taxes due (including interest) in connection with such profits for the years ended March 31, 1996, 1997 and 1998, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of two percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.5.7 billion (US$121.66 million) including interest, but excluding penalties, thereon as of March 31, 2001 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.1.1 billion in respect of taxes due in connection with such reimbursements for the year ended March 31, 1994. The Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at the rate of two percent per month. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.7 billion (US$57.63 million) including interest, but excluding penalties, thereon as of March 31, 2001. The Company believes that it has a reasonable basis for its claim and that its appeal will succeed.

         Consequently, the Company has not made provision for the potential liability arising from these claims.

ITEM 9.  THE OFFER AND LISTING

TRADING MARKETS

         GENERAL

         The Company's Shares are traded on the stock exchanges of Mumbai, Kolkata, Delhi and Chennai and the National Stock Exchange of India Ltd. (collectively, the "Indian Stock Exchanges"). The Company's American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange and on September 24, 2001, the last reported sale price was US$7.55 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the "Depositary"), pursuant to a Deposit Agreement.

         The number of outstanding Shares of the Company as of March 31, 2001 was 285,000,000. As of March 31, 2001, there were 68,271 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of March 31, 2001, there were approximately 41,634,110 of the Company's ADRs (equivalent to 83,268,219 Shares).

         PRICE HISTORY

         PRINCIPAL MARKET FOR THE COMPANY'S ADSs

         The table below set forth, for the periods indicated, the high and low sales prices on the New York Stock Exchange for the ADSs since August 2000, the original date of listing of the ADSs.

                                                         ADS PRICE
                                                -------------------------
                                                     HIGH           LOW
                                                     ----           ---
                                                      IN US DOLLARS
Yearly Period:
Fiscal 2001 (beginning August 15, 2000).......       18.75         9.50


Quarterly Periods:
2001 Quarterly Periods:
   First Quarter..............................         N/A          N/A
   Second Quarter (beginning August 15,              18.75        10.25
   2000)......................................
   Third Quarter..............................       15.50         9.50
   Fourth Quarter.............................       17.88        11.77

2002 Quarterly Periods:
   First Quarter.......................              15.74        11.40
   Second Quarter (up to August 31,                  13.95        11.23
2001)..................................

2001 Monthly Periods:
   March......................................       14.45        11.77
   April .....................................       13.75        11.40
   May........................................       15.74        12.85
   June.......................................       15.00        13.35
   July.......................................       13.95        11.23
   August.....................................       12.20        11.36

----------------
On September 24,2001, the closing price of the Company's ADSs on the New York Stock Exchange was US$7.75. SOURCE: Bloomberg L.P.

         The table below sets forth, for the periods indicated, the high, low and closing sales prices for the Shares on the BSE.

                           THE STOCK EXCHANGE, MUMBAI
-------------------------------------------------------------------------------
                                                           PRICE PER
PERIOD                                                      SHARE(1)
----------------------------------------------   ------------------------------
                                                   HIGH             LOW
                                                 --------          -------
Yearly Periods:
   1997.......................................    1475              900
   1998.......................................    1300              700
   1999.......................................     970              660
   2000.......................................    3250              565
   2001.......................................    1938.6            198.35(2)


Quarterly Periods:
2000
   First Quarter..............................     976.75           565
   Second Quarter.............................    1149.9            890
   Third Quarter..............................    2110             1005
   Fourth Quarter.............................    3250             1600

2001
   First Quarter..............................    1938.6            826.05
   Second Quarter.............................    1240.05           675
   Third Quarter..............................     355.95(2)        198.35(2)
   Fourth Quarter.............................     415              280


2001 Monthly Periods:
   March......................................     375              280
   April......................................     332              272
   May........................................     402              305.35
   June.......................................     366              312
   July.......................................     345              256.8
   August.....................................     299              261.25

-------------------
(1)  On  September  24,  2001,  the closing  price of a Share on the BSE was Rs.
     197.25.
(2) Post-Bonus price - A bonus of 2:1 was declared and became effective during November 2000.
SOURCE:  The Stock Exchange, Mumbai

         The table below sets forth, for the periods indicated, the high, low and closing sales prices and the average daily trading volume for the Shares on the NSE.

                             NATIONAL STOCK EXCHANGE
----------------------------------------------------------------------------
                                                           PRICE PER
PERIOD                                                      SHARE(1)
-------------------------------------------------   ------------------------
                                                       HIGH       LOW
                                                     -------     ------
Yearly Periods:
   1997.......................................         1450        855
   1998.......................................         1300        715
   1999.......................................          995        640
   2000.......................................         3298        561
   2001.......................................         1990        210(2)


Quarterly Periods:
2000
   First Quarter..............................         1042.2      561
   Second Quarter.............................         1132.4      898.8
   Third Quarter..............................         2087.9     1024
   Fourth Quarter.............................         3298       1600

2001
   First Quarter..............................         1990        801
   Second Quarter.............................         1248.9      673.05
   Third Quarter..............................          355.6(2)   210(2)
   Fourth Quarter.............................          414.5      279.5



2001 Monthly Periods:
   March......................................          367.7      279.5
   April......................................          333        270
   May........................................          400        306
   June.......................................          366.7      311.05
   July.......................................          340.1      258.05
   August.....................................          296        230

-------------------
(1) On September 24, 2001, the closing price of a Share on the National Stock Exchange was Rs.196.05. (2) Post-Bonus price - A bonus of 2:1 was declared and became effective during November 2000.

SOURCE:  The National Stock Exchange

         The Company is not aware of trading having taken place at the stock exchanges in Kolkata, Delhi and Chennai.

         In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book-entry form. In May

1996, Securities and Exchange Board of India ("SEBI") passed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositories participants and the issuers. Every depositary is required to be registered with SEBI. The depositary system is expected eventually to improve significantly the operations of the Indian securities markets. Pursuant to the Depositories Act, the National Securities Depositary Limited was established by the Unit Trust of India, the Industrial Development Bank of India and the NSE in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depositary Limited, which commenced operations in November 1996, was the first depositary in India. The BSE announced plans to establish another depositary, and has accordingly incorporated the Central Depository Services Limited, which commenced operations on July 15, 1999. The depository system has significantly improved the operations of India's securities market.

         Trading of securities in book-entry form commenced in December 1996 and is available for securities of more than 600 companies at January 2000. In order to encourage "dematerialization" of securities, SEBI has set up a working group on dematerialization of securities comprising Foreign Institutional Investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, SEBI has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. SEBI proposes to increase the number of scrips in which dematerialized trading is compulsory for all investors significantly in the near future. SEBI has also provided that the issue and allotment of shares in public, rights or offer for sale after a specified date (to be notified to SEBI) shall only be in dematerialized form and an investor shall be compulsorily required to open a depository account with a participant.

         However, even in case of scripts notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and transactions on the stock exchange involving lots less than 500 securities.

         Under the Takeover Code, upon the acquisition of more than 5 percent of the outstanding shares of a public Indian Company, a purchaser is required to notify the Company and all the stock exchanges on which the shares of the Company are listed. Upon the acquisition of 15 percent or more of such shares or a change in control of the Company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into Equity Shares, an ADS holder will be subject to the Takeover Code. Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by Non-Resident Indians, Overseas Corporate Bodies and Foreign Institutional Investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

ITEM 10. ADDITIONAL INFORMATION

         SHARE CAPITAL

         Not applicable.

         MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles and the Companies Act,

1956 (the "Companies Act"). The Company is registered under the Companies Act with the Registrar of Companies, Mumbai, India with Company No. 39266. The following description of the Company's Articles of Association and Memorandum of Association does purport to be complete and are qualified in their entirety by the Company's Articles of Association and Memorandum of Association that are included as exhibits to the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on October 13, 2000 and are incorporated herein by reference.

         GENERAL

         The Company's authorized share capital is Rs.3,000,000,000, divided into 300,000,000 Shares with a face value of Rs.10 each. At the date hereof, 285,000,000 Shares were issued and fully paid. SEBI has recently allowed Indian companies to split the par value of their Equity Shares into denominations lower than Rs.10 per share. All Share and per Share amounts appearing in the financial data presented elsewhere herein have been retroactively restated to reflect this bonus issue.

         The Shares are in registered form. The Shares are the only class of share capital of the Company currently in existence. There are no convertible debentures or warrants of the Company currently in existence.

         Under our Memorandum of Association, the main objects of the Company include:

         o Managing, controlling and maintaining the operations of the Overseas Communications Service of the Department of Telecommunication, Ministry of Communications, Government of India, with all its assets and liabilities including contractual rights and obligations on such terms and conditions as may be prescribed by the Government of India from time to time.

         o Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services including, Telephone, Telex, Message Relay, Data transmission, Facsimile, Television, Telematics, value Added Network Services, New Business Services, Audio and Video Services, Maritime and Aeronautical Communication Services and other international telecommunications services as are in use elsewhere or to be developed in future.

         o Planning, establishing, developing, providing, operating and maintaining telecommunications systems and networks within India as are found necessary for international telecommunications.

         o Providing and maintaining international leased telecommunication services.

         o Designing, developing, installing, maintaining and operating long distance domestic and international basic and value added telecommunications, global mobile telecommunications, electronic mail services, globally managed data networks, data telecom networks, video conferencing, international gateway networks and satellite networks in and outside India.

         DIRECTORS

         COMPENSATION. The fulltime directors are entitled to receive compensation for their service to the Company. The external directors are entitled to receive a fee for each meeting of the Board or a committee thereof that they attend. The fee for attending any meeting may be determined by the Board from time to time but must be within the maximum limit prescribed under the Companies Act. Subject to any provisions of the Companies Act, directors may be entitled to additional remuneration, if the director is called upon to perform an extraordinary service in behalf of the Company. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board or a committee thereof.

         BORROWING POWERS. Subject to the provisions of the Company Act, the Board may pass a resolution at a meeting of the Board from time to time to borrow and/or secure the payment of any sum or sums of money for the purposes of the Company. The Board has the power, in its discretion, to determine the terms and conditions of such borrowing, including issuing bonds, debentures or any mortgage, charge or other security on the undertaking of any property of the Company.

         QUALIFICATION; RETIREMENT. A director need not hold any of the Company's Shares to qualify as a director. There is no age limit requirement for a director's retirement.

         The President of India is empowered by Article 66A of the Companies Act to appoint one-third of the total number of Directors sitting at any time as non-retiring directors and to designate the Chairman and Managing Director. The remaining directors of the Company are liable to retire by rotation, and one-third of such directors are elected by the shareholders each year at the Company's Annual General Meeting. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

         DIVIDENDS

         The Company's shareholders, acting at the Annual General Meeting, may declare a dividend upon the recommendation of the Board of Directors. The amount of the dividend so declared may not exceed the amount recommended by the Board although a lesser amount may be declared. Dividends are distributed and paid within 30 days of the declaration by the shareholders. The Company's Board also is authorized under the Articles to declare and pay interim dividends to shareholders. It is customary in India to pay to holders of shares issued in any fiscal year a pro rata portion of the annual dividend for the portion of the year such shares were issued.

         Dividends are payable only in cash to registered holders on a record date fixed prior to the relevant General Meeting.

         Dividends may be paid only out of profits of the Company for the relevant year, after transfer to the reserves of the Company of a percentage of its profits for that year of not less then 2.5 percent if the dividend is in excess of 10 percent. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company's accumulated profits, subject to certain limitations.

         Under the Companies Act, the dividend amount is required to be maintained in a separate bank account within five days of declaration of such dividend.

         The Board of Directors of the Company had recommended a dividend of Rs.50 on every share of Rs.10 for the financial year ended March 31, 2001, and the same has been approved at the Annual General Meeting held on September 27, 2001.

         The Company is subject to nonbinding Ministry of Finance guidelines regarding the payout of dividends by PSUs. See "Dividends."

         VOTING RIGHTS

         At any general meeting, voting is by show of hands (where each shareholder has one vote) unless a poll is demanded by at least ten percent of those entitled to vote on the resolution or those holding Shares with a paid-up value of at least Rs.50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every Share held by the shareholder. The Chairman has a deciding vote in the case of any tie.

         Any shareholder of the Company may appoint a proxy. The instrument appointing a proxy must be lodged with the Company at least 48 hours before the time of the meeting. A corporate shareholder may appoint an authorized representative who may vote in all respects as if a shareholder, both on a show of hands and upon a poll.

         Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions, such as alteration of the Articles, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution.

         BONUS SHARES

         In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act permits the Company to distribute bonus Shares to shareholders. Upon any such distribution an amount equal to the face value of such bonus Shares is transferred from the general reserve or share premium account to share capital. Such bonus Shares must be distributed to shareholders in proportion to the number of Shares owned by them.

         PREEMPTIVE RIGHTS AND ISSUE OF ADDITIONAL SHARES

         Subject to the approval of the President of India, the Company may by ordinary resolution increase its share capital by the issue of new Shares or create a new class of shares. In addition, the rights attached to the shares of any class may be varied with the consent of shareholders holding not less than three-fourths of the issued shares of that class. The Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise determined by special resolution to that effect adopted at an Annual General Meeting of shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date, within 30 days from the date of offer, by which the offer must be accepted and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board is entitled to distribute the Shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles.

         GENERAL MEETING OF SHAREHOLDERS

         The Company is required to convene an Annual General Meeting of its shareholders within six months after the end of each fiscal year and may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than ten percent of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of service) prior to the date of the General Meeting to the shareholders whose names are on the register at the record date. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

         The Annual General Meeting of shareholders must be held at the registered office of the Company or at such other place within the city in which the registered office is located; meetings other than the Annual General Meeting may be held at any other place if so determined by the Board.

         The Articles provide that a quorum for a General Meeting is the presence of at least five shareholders, including a representative of the President of India.

         REGISTER OF SHAREHOLDERS; RECORD DATES; TRANSFER OF SHARES

         The Company's share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends the register is closed for a specified period prior to the Annual General Meeting. The Companies Act and the Company's listing agreement with the BSE (and the other Indian Stock Exchanges) permit the Company, pursuant to a resolution of the Board and upon at least 42 days' advance notice to the BSE (and such stock exchanges), to set the record date and upon seven days' public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

         Following introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, the Company Law Board (a statutory body which administers various laws affecting companies in India may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

         Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Government of India coupled with delivery of the share certificates. The transfer agent of the Company is M/s.Sharepro Services, located in Mumbai.

         The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage "dematerialization" of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depository Limited, a depositary established pursuant to the Depositories Act, 1996, and the only functioning depositary in India to date. Charges for opening an account with an National Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each National Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the National Securities Depositary Limited participant and held by such National Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of National Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by National Securities Depositary Limited participants.

         The requirement for dematerialization of the Shares may apply to the ADR holders when the underlying Shares are withdrawn from the depositary facility upon surrender of the ADRs.In order to trade the underlying Shares in the Indian market, the withdrawing ADR holder will be required to hold such Shares in book-entry form and to comply with the National Securities Depositary Limited procedures described above. If dematerialization of any underlying Shares is requested by an ADR holder, the cost incurred by the Depositary therefor will be borne by the withdrawing ADR holder. Transfer of Shares in book-entry form is not subject to any Indian transfer tax.
See "Taxation--Indian Taxation."

         DISCLOSURE OF OWNERSHIP INTEREST

         Section 187C of the Companies Act generally requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to this Section. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration may be liable for a fine of up to Rs.l,000 for each day such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

         So long as the Government of India's shareholding in the Company equals or exceeds 51 percent, Section 187C will not apply to holders of the Company's equity securities, including holders of either the ADRs or the Shares.

         AUDIT AND ANNUAL REPORT

         At least 21 days before the Annual General Meeting of shareholders, the Company must circulate a detailed version of the Company's audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. The Company also is required under the Companies Act to make available upon request of any shareholder a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

         The Comptroller and Auditor General of India has the power to direct the manner in which the Company's accounts shall be audited by the auditors appointed by the Government of India and to conduct a supplementary or test audit of the Company's accounts by such auditors. The Comptroller and Auditor General of India also has the right to comment on or supplement the audit report to the Comptroller and Auditor General of India which must be placed before the Annual General Meeting of the Company at the same time and in the same manner as the audit report.

         Under the Companies Act, the Company must file with the Registrar of Companies the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting and an annual return within 60 days of the conclusion of the meeting.

         POWERS OF THE PRESIDENT OF INDIA

         Under Article 66B of the Articles, the President of India is entitled to appoint the Company's Chairman and Managing Director, Article 69(i) requires the Chairman to reserve for decision of the President of India such proposals, decisions or matters which raise in the opinion of the Chairman any important issue and which are, on that account, fit to be reserved for the decision of the President of India. No decision on such important issue may be taken in the absence of the Chairman appointed by the President of India. Article 69(ii) lists the matters in respect of which prior approval of the President of India must be obtained, which include capital expenditures in excess of Rs.2 billion and the sale, lease or disposal of any land or building with an original book value in excess of Rs.1 million. Under Article 71, the Company may not take action in respect of any proposal or decision of the Board reserved for approval of the President until his approval is obtained. The President may modify such proposals or decisions.

         Article 70 grants the President of India the power to issue directives in regard to the conduct of business and affairs of the Company, which directives are binding on the Company's Board of Directors.

         ACQUISITION BY THE COMPANY OF ITS OWN SHARES

         Until recently, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company's capital. However, the Government amended the Indian Companies Act and consequently this reduction in capital is now permitted in certain circumstances. The reduction of capital requires compliance with specific buy-back guidelines specified in the Indian Companies (Amendment) Act, 1999, and by SEBI.

         ADR holders will not be eligible to participate in a buyback in case of tender offers, odd lots and open market purchases unless they surrender their ADSs and receive delivery of the underlying Shares. ADR holders should note that Shares withdrawn from the depositary facility may not be redeposited into such depositary facility. See "--Description of American Depositary Receipts--Deposit of Shares and Other Securities."

         There can be no assurance that the underlying Shares offered by the ADR holders in any buyback of Shares by the Company will be accepted by the Company. The regulations relating to the buyback of securities have only been introduced recently and there is very limited experience in the interpretation of such regulations. ADR Holders are advised to consult their Indian legal advisers prior to participating in any buyback by the Company, including in relation to any tax issues relating to such buyback.

         Foreign Institutional Investors should note that in the event of a buyback by the Company, the prescribed threshold limit for shareholdings by Foreign Institutional Investors may be exceeded by default regardless of any participation or non-participation by them in the buyback. The treatment of the Foreign Institutional Investors threshold limits in the buyback context is uncertain, and Foreign Institutional Investors are advised to consult their Indian legal advisers in this regard.

         LIQUIDATION RIGHTS

         Subject to the rights of creditors, employees and of the holders of any other shares entitled by their terms to preferential repayment over the Shares, in the event of winding up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid up or credited as paid up on such Shares. All surplus assets after payments due to the holders of any preference shares belong to the holders of the Shares in proportion to the amount paid up or credited as paid up on such Shares, respectively, at the commencement of the winding up.

         TAKEOVER CODE

         Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code"), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by SEBI and was recently amended.

         The most important features of the Takeover Code, as amended, are as follows:

         o Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5 percent of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be.

         o A person who holds more than 15 percent of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

         o Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner.

         With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarised below:

         o An acquiror cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquiror to exercise 15 percent or more of the voting rights in a company, unless such acquiror makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

         o An acquiror who, together with persons acting in concert with him, holds between 15 percent and 75 percent cannot acquire additional shares or voting rights that would entitle him to exercise more than 5 percent of the voting rights in any period of twelve months unless such acquiror makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

         o Any further acquisition of shares or voting rights by an acquiror who holds 75 percent of the shares or voting rights in a company triggers the same public announcement requirements.

         o In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquiror acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquiror makes a public announcement offering to acquire a minimum of 20 percent of the shares of the company.

         The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

         The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquiror and of the board of directors of the target company in the offer process have also been set out. Acquirors making a public offer will be required to deposit in an escrow account 25 percent of the total consideration (if the total consideration is Rs.1.0 billion (US$0.02 billion) or less) up to and including Rs.1 billion (US$0.02 billion) and 10 percent for the excess over Rs.1 billion, which amount will be forfeited in the event that the acquiror does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" whereby the acquisition of a holding company will obligate the acquiror to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

         The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a "sick industrial company") pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has, at the end of the previous fiscal year, accumulated losses resulting in erosion of more than 50 percent (but less than 100 percent) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A "sick industrial company" is a company registered for more than five years which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

         The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (1) by allotment in a public issue, (2) pursuant to an underwriting agreement, (3) by registered stockbrokers in the ordinary course of business on behalf of clients, (4) in unlisted companies, (5) pursuant to a scheme of reconstruction or amalgamation or (6) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. In addition, the Takeover Code does not apply to shares represented by ADSs so long as such shares remain in the ADR depositary facility.

         The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company's Equity Shares results in the acquirer and its associates holding 5 percent or more of the company's outstanding Equity Shares, the acquirer must report its holding to the relevant stock exchange(s). If an acquisition could result in the acquirer and its associates holding Equity Shares which carry 10 percent or more of the voting rights, then the acquirer must notify the relevant stock exchange(s). If such acquisition is deemed a takeover, the acquirer must, before acquiring such shares, offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire a minimum of a further 20 percent of the total shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. Clauses 40A and 40B and such regulations will not apply to Shares so long as they are represented by ADRs.

         MATERIAL CONTRACTS

         Not applicable.

         EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         RESTRICTION ON CONVERSION OF RUPEES

         There are restrictions on the conversion of Rupees into US Dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on the trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for importers of certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float and made convertible on the revenue account. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions for a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1999, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

         RESTRICTIONS ON SALE OF THE EQUITY SHARES UNDERLYING THE COMPANY'S AMERICAN DEPOSITARY RECEIPTS AND FOR REPATRIATION OF SALE PROCEEDS

         American Depositary Receipts issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of Shares underlying the ADRs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, the Depositary cannot accept deposits of outstanding Equity Shares and issue American Depositary Receipts evidencing American Depositary Shares representing such Equity Shares. Therefore, an investor in the ADSs who surrenders ADSs and withdraws Shares is not permitted subsequently to deposit such Shares and obtain ADSs. Nor would a holder to whom such Shares are transferred be permitted to deposit such Shares. Investors who seek to sell in India any Equity Shares withdrawn from the depositary facility and to convert the Rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for such transaction.

         GENERAL

         Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the "1993 Regulation"), as modified from time to time, promulgated by the Government. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

         FOREIGN DIRECT INVESTMENT

         In July 1991, the Government raised the limit on foreign equity holdings in Indian companies from 40 percent to 51 percent in certain high priority industries. The Reserve Bank of India gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51 percent in such high priority industries or in any other industries up to Rupees six billion is currently allowed only with the approval of the Foreign Investment Promotion Board. Proposals in excess of

Rupees six billion require the approval of the Cabinet committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who do not qualify as Non-Resident Indians, Overseas Corporate Bodies or Foreign Institutional Investors (as each term is defined below) ("Foreign Direct Investors"). The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the Foreign Investment Promotion Board (the "Guidelines"). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In January 1998, the Reserve Bank of India issued a notification that foreign ownership of up to 50 percent, 51 percent, 74 percent or 100 percent depending on the category of industry, would be allowed without prior permission of the Reserve Bank of India. The issues to be considered by the Foreign Investment Promotion Board, and the Foreign Investment Promotion Board's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the Foreign Investment Promotion Board's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the Foreign Investment Promotion Board or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

         In May 1994, the Government announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board. In addition, in connection with offerings of any such securities to foreign investors, approval of the Foreign Investment Promotion Board is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries. With respect to the activities of the Company, Foreign Investment Promotion Board approval is required for any direct foreign investment in the Company which exceeds 51 percent of the total issued share capital of the Company.

         In July 1997, the Government issued guidelines to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and will be processed through the automatic Reserve Bank of India route or will require the approval of the Foreign Investment Promotion Board, as the case may be. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit but would be treated as debt and would be subject to special Government of India guidelines and approvals.

         INVESTMENT BY NON-RESIDENT INDIANS, PERSONS OF INDIAN ORIGIN AND OVERSEAS CORPORATE BODIES

         A variety of special facilities for making investments in India in shares of Indian companies are available to individuals of Indian nationality or origin residing outside India, persons of Indian origin and to overseas corporate bodies ("OCBs"), at least 60 percent owned by such persons. These facilities permit Non-Resident Indians, Persons of Indian Origin and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

         INVESTMENT BY FOREIGN INSTITUTIONAL INVESTORS

         In September 1992, the Government issued guidelines which enable Foreign Institutional Investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, Foreign Institutional Investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Foreign Institutional Investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, Foreign Institutional Investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Together, the initial registration and the Reserve Bank of India's general permission enable registered Foreign Institutional Investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

         OWNERSHIP RESTRICTIONS

         SEBI and the Reserve Bank of India regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 40 percent of the Company's Equity Shares, excluding the Equity Shares underlying the ADSs, and Non-Resident Indians and Overseas Corporate Bodies in aggregate may hold no more than 10 percent of the Company's Equity Shares, excluding the Equity Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single Foreign Institutional Investor may hold more than 10 percent of the Company's total Equity Shares and no single Non-Resident Indian or OCB may hold more than 5 percent of the Company's total Equity Shares.

         Foreign Institutional Investors may only purchase securities of public Indian companies (other than ADSs) through a procedure known as a "preferential allotment of shares," which is subject to certain restrictions. These restrictions will not apply to Equity Shares issued as stock dividends or in connection with rights offerings applicable to the Equity Shares underlying ADSs. There is uncertainty under Indian law about the tax regime applicable to Foreign Institutional Investors which hold and trade ADSs. Foreign Institutional Investors are urged to consult with their Indian legal and tax advisers about the relationship between the Foreign Institutional Investors guidelines and the ADSs and any Equity Shares withdrawn upon surrender of ADSs.

         More detailed provisions relating to Foreign Institutional Investors investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of Foreign Institutional Investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70 percent of the aggregate of all investments of the Foreign Institutional Investors in India. The SEBI has also permitted private placements of shares by listed companies with Foreign Institutional Investors, subject to the prior approval of the Reserve Bank of India under the Foreign Exchange Regulation Act of 1973. Such private placement must be at the average of the weekly highs and lows of the closing price over the preceding six months of the preceding two weeks, whichever is higher.

         VOTING RIGHTS

         Holders of the Company's ADSs will not be entitled to instruct the Depositary how to vote the Shares underlying the ADSs. Rather, each holder, by accepting an ADR, authorized and directed the Depositary to vote as set forth below.

         The Depositary will vote the deposited Shares as instructed by the Company's Board of Directors or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board of Directors. However, the Depositary will only do this upon the Company's legal counsel issuing an opinion to the Depositary stating it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If the Company does not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

         DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY RECEIPTS

         The Bank of New York, also referred to as the Depositary, will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a
certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent two Shares (or a right to receive two Shares) deposited with ICICI Limited, as custodian for the Depositary in India. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary under the deposit agreement. The Depositary's office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The custodian's office is located at ICICI Towers, Bandrakurla Complex, Bandra East, Mumbai 400 051, India.

         YOU MAY HOLD ADSS EITHER  DIRECTLY (BY HAVING AN ADR REGISTERED IN YOUR
NAME) OR INDIRECTLY THROUGH YOUR BROKER OR OTHER FINANCIAL INSTITUTION. IF YOU HOLD ADSS DIRECTLY, YOU ARE AN ADR HOLDER. THIS DESCRIPTION ASSUMES YOU HOLD YOUR ADSS DIRECTLY. IF YOU HOLD THE ADSS INDIRECTLY, YOU MUST RELY ON THE PROCEDURES OF YOUR BROKER OR OTHER FINANCIAL INSTITUTION TO ASSERT THE RIGHTS OF ADR HOLDERS DESCRIBED IN THIS SECTION. YOU SHOULD CONSULT WITH YOUR BROKER OR FINANCIAL INSTITUTION TO FIND OUT WHAT THOSE PROCEDURES ARE.

         AS AN ADR HOLDER, WE WILL NOT TREAT YOU AS ONE OF OUR SHAREHOLDERS AND YOU WILL NOT HAVE SHAREHOLDER RIGHTS. INDIAN LAW GOVERNS SHAREHOLDER RIGHTS. THE DEPOSITARY IS THE HOLDER OF THE SHARES UNDERLYING YOUR ADSS. AS A HOLDER OF ADRS, YOU HAVE ADR HOLDER RIGHTS. A DEPOSIT AGREEMENT AMONG US, THE DEPOSITARY AND YOU, AS AN ADR HOLDER SET OUT ADR HOLDER RIGHTS AS WELL AS THE RIGHTS AND OBLIGATIONS OF THE DEPOSITARY, AS DEPOSITARY. NEW YORK LAW GOVERNS THE DEPOSIT AGREEMENT AND THE ADRS.

         THE FOLLOWING IS A SUMMARY OF THE DEPOSIT AGREEMENT. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. FOR MORE COMPLETE INFORMATION, YOU SHOULD READ THE ENTIRE DEPOSIT AGREEMENT AND THE FORM OF ADR. COPIES OF THE DEPOSIT AGREEMENT INCLUDING THE FORM OF ADR ARE AVAILABLE FOR INSPECTION AT THE OFFICE OF THE DEPOSITARY AND AT THE OFFICE OF THE CUSTODIAN SET FORTH ABOVE.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

HOW WILL YOU RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS ON THE SHARES?

         The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

         o CASH. The Depositary will, as promptly as practicable, convert any cash dividend or other cash distribution we pay on the Shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from any government or regulatory authority is needed and can not be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution the Depositary will deduct any withholding taxes that must be paid under Indian law. See "--Taxation". It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

         o SHARES. The Depositary may, and will if we tell it to, distribute additional ADSs representing any Shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Depositary will only DISTRIBUTE whole ADSs. It will sell Shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADS, the ADSs will also represent the new Shares.

         o RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to you. The Depositary must first consult with us and we must furnish the Depositary with SATISFACTORY evidence that it is legal to do so. If we don't furnish this evidence, and the Depositary decides it is practical to sell the rights, the Depositary will sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary may allow rights that are not distributed or sold to lapse. IN THAT CASE, YOU WILL RECEIVE NO VALUE FOR THEM.

If the Depositary makes rights available to you, it will exercise the rights and purchase the Shares on your behalf upon your instruction. The Depositary will then deposit the Shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

US securities laws may restrict sales, transfers and cancellation of the ADSs represented by Shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the necessary restrictions in place.

         o OTHER DISTRIBUTIONS. The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice, after consulting with us. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

         The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, Shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, Shares, rights or anything else to ADR holders. THIS MEANS THAT YOU MAY NOT RECEIVE THE DISTRIBUTIONS WE MAKE ON OUR SHARES OR ANY VALUE FOR THEM IF IT IS ILLEGAL OR IMPRACTICAL FOR US TO MAKE THEM AVAILABLE TO YOU.

DEPOSIT, WITHDRAWAL AND CANCELLATION

HOW ARE ADSs ISSUED?

         Subject to Indian law, the Depositary will deliver ADSs if you or your broker deposit Shares or evidence of rights to receive Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request. Under current Indian laws and regulations, the Depositary cannot accept deposits of Shares other than from us (except for Shares issued as bonus shares or pursuant to rights offerings, and except for Shares withdrawn from our ADR facility which are immediately deposited under the deposit agreement) and deliver ADSs representing Shares.

HOW DO ADS HOLDERS CANCEL AN ADR AND OBTAIN SHARES?

         You may turn in your ADRs at the Depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the deposited securities represented by your ADRs (1) to an account designated by you in the book-entry system in India, if that is feasible, or (2) at the office of the custodian to you or to a person you designate, if feasible. Or, at your request, risk and expense, the Depositary will deliver the Deposited Securities at its office, if feasible .

         If you surrender ADRs and withdraw Shares, you will have to take the Shares in dematerialized book-entry form. You will be required to establish an account with a participant of the Indian book-entry system to hold or sell the shares in dematerialized book-entry form, and you may incur customary fees and expenses in doing so. In addition, the sale of withdrawn Shares by a non-resident of India may require approval from the Reserve Bank of India. For further details on the sale of underlying Shares, see "Item 10. Additional Information -- Register of Shareholders, Records Dates, Transfer of Shares".

VOTING RIGHTS

         You will not be entitled to instruct the Depositary how to vote the Shares underlying your ADSs. Rather, by accepting an ADR, you will authorize and direct the Depositary to vote as set forth below.

         The Depositary will vote the deposited Shares as instructed by our Board of Directors or give a proxy or power of attorney to vote the deposited Shares to a person our Board of Directors designates. However, the Depositary will only do this if we arrange for our lawyers to give the Depositary an opinion saying it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If we do not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

FEES AND EXPENSES

ADR HOLDERS MUST PAY:                                      FOR:
----------------------------------------------------   ------------------------------------------------------------
$5.00 (or less) per 100 ADSs                           o   Each issuance of an ADR , including as a result of
                                                           a distribution of Shares or rights or other property
                                                       o   Each cancellation of an ADR for the purpose of
                                                           withdrawal, including if the deposit agreement
                                                           terminates

$.02 (or less) per ADS (to the extent                  o   Any cash distribution
permitted by the rules of any stock exchange
on which ADSs are listed for trading)

A fee  equivalent  to  the  fee  that  would  be       o   Distribution  of  securities distributed to holders of
payable upon deposit of Shares for                         deposited securities  which  are  distributed  by the
issuance of ADSs                                           Depositary  to ADR  holders

Registration  or transfer fees                         o   Transfer of shares on our share  register to or from
                                                           the name of the Depositary or its agent when you
                                                           deposit or withdraw Shares

Expenses of the Depositary                             o   Conversion of foreign currency to US dollars

Expenses of the Depositary                             o   Cable, telex and facsimile transmission expenses
                                                           (if expressly provided in the deposit agreement)

Taxes and other governmental charges the               o   As necessary.
Depositary or the custodian have to pay on
any ADR or Share underlying an ADR, for
example, stock transfer taxes, stamp duty or
withholding taxes

Any charges payable by the Depositary or its           o   As incurred.
agents in connection with servicing the
deposited securities.

INSPECTION OF TRANSFER BOOKS

         The Depositary will maintain at its office facilities for the execution and delivery, registration of transfer, combination or split-up of ADRs and a register for the registration of ADRs and the registration of the transfer of ADRs that at reasonable times will be open for inspection by you and us provided that such inspection shall not be for the purpose of communication with investors in the ADRs in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

PAYMENT OF TAXES

         The Depositary may deduct the amount of any taxes owed from any payments due to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable for any deficiency if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

IF WE:                                             THEN:
------------------------------------------------  ---------------------------------------------------------
o   Change  the  nominal  or par  value of our     The  cash,  Shares  or other securities  received by the
    shares                                         Depositary will  become  deposited securities.  Each
                                                   ADS will automatically represent its equal share of
                                                   the new deposited securities.
o   Reclassify, split up or consolidate any of
    the deposited securities
                                                   The Depositary may, and will if we ask it to,
o   Distribute securities on the shares that       distribute some or all of the cash, Shares or other
    are not distributed to you                     securities it received.  It may also deliver new
                                                   ADSs or ask you to surrender your outstanding
o   Recapitalize, reorganize, merge, liquidate,    ADRs in exchange for new ADRs identifying the
    sell all or substantially all of our           new deposited securities.
    assets, or take any similar action


AMENDMENT AND TERMINATION

HOW MAY THE DEPOSIT AGREEMENT BE AMENDED?

         We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the deposit amendment adds or increases fees or charges, except for taxes and other governmental charges or out-of-pocket expenses of the Depositary, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the Depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

HOW MAY THE DEPOSIT AGREEMENT BE TERMINATED?

         The Depositary will terminate the deposit agreement if we ask it to do so. the Depositary may also terminate the deposit agreement if the Depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the Depositary must notify you at least 30 days before termination.

         After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the agreement is terminated, (2) collect dividends and other distributions on the deposited securities, (3) sell rights offered to shareholders and (4) deliver Shares and other deposited securities upon cancellation of ADRs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the PRO RATA benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the proceeds of the sale and other cash and to indemnify us. After termination our only obligations will be to indemnify the Depositary and to pay certain amounts to the Depositary.

LIMITATIONS ON OBLIGATIONS AND LIABILITY

LIMITS ON OUR OBLIGATIONS AND THE OBLIGATIONS OF THE DEPOSITARY; LIMITS ON LIABILITY TO HOLDERS OF ADRS

         The  deposit  agreement   expressly  limits  our  obligations  and  the
obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

         o are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

         o are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

         o are not liable if either of us exercises discretion permitted under the deposit agreement;

         o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

         o may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper party, and may rely on advice or information from any person we believe or it believes, in good faith, to be competent to give such advice or information.

         In the deposit agreement, we agree to indemnify the Depositary for acting as depositary, except for losses caused by the Depositary's own negligence or bad faith, and the Depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

REQUIREMENTS FOR DEPOSITARY ACTIONS

         Before the Depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Shares, the Depositary may require:

         o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Shares or other deposited securities;

         o satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

         o compliance with such reasonable regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

         o The Depositary may refuse to deliver ADRs, register transfers of ADRs or permit withdrawal of Shares when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

YOUR RIGHT TO RECEIVE THE SHARES UNDERLYING YOUR ADRS

         You have the right to cancel your ADRs and withdraw the underlying Shares at any time except:

         o When temporary delays arise because: (1) the Depositary has closed its transfer books or we have closed our transfer books;
               (2) the transfer of Shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our Shares.

         o When you or other ADR holders seeking to withdraw Shares owe money to pay fees, taxes and similar charges.

         o When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement. Foreign investors who withdraw Shares will be subject to Indian legal restrictions governing the ownership of Indian securities. For a discussion, see "--Restriction on Foreign Ownership of Indian Securities".

PRE-RELEASE OF ADRS

         Unless we tell the Depositary to cease doing so, the Depositary may, but is not required to, deliver ADRs before deposit of the underlying Shares. This is called a pre-release of the ADR. The Depositary may also deliver Shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Shares are delivered to the Depositary. the Depositary may receive ADRs instead of Shares to close out a pre-release. the Depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing that it or its customer owns the Shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five (5) business days' notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

         TAXATION

         INDIAN TAXATION

         GENERAL. The following summary is based on the provisions of the Income Tax Act, 1961 (the "Indian Tax Act"), including the special tax regime contained in Section 115AC (the "Section 115AC Regime") and the 1993 Regulation. The Indian Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115 AC Regime may be amended or changed by future amendments of the Indian Tax Act.

         The summary set forth below is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and Equity Shares by non-resident holders. Personal tax consequences of an investment may vary for investors in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

         RESIDENCE

         For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she:

         o is in India in that year for a period or periods amounting to 182 days or more; or

         o is in India in that year for 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for more than 182 days in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is resident in India if it is registered in India or the control and management of its affairs is situated wholly in India.

         TAXATION OF DISTRIBUTIONS

         Pursuant to the Finance Act, 1997, withholding tax on dividends paid to shareholders no longer applies. However, the Company is now required to pay a
10.2 percent tax on any amount declared, distributed or paid as dividends including present surcharge of 2 percent. Distributions to non-resident holders of additional ADSs or Equity Shares or rights to subscribe for Equity Shares ("Rights") granted with respect to ADSs or Equity Shares are not subject to Indian tax.

         TAXATION ON SURRENDER OF ADSs

         The acquisition by a non-resident holder of Shares upon surrender of ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange will, however, give rise to stamp duty as described below under "Stamp Duty and Transfer Tax."

         TAXATION OF CAPITAL GAINS

         Any gain realized on the sale of ADSs or Equity Shares by a non-resident holder to another non-resident holder outside India is not subject to Indian capital gains tax. However, as Rights are not expressly covered by the Indian Income Tax Act, 1961, it is unclear, as to whether capital gain derived from the sale of Rights by a non-resident holder (not entitled to an exemption under a tax treaty) to another non-resident holder outside India will be subject to Indian capital gains tax. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to customary Indian taxation as discussed below.

         Since the issuance of the ADSs has been approved by the Government of India under the Section 115AC Regime, Non-resident Holders of the ADSs will have the benefit of tax concessions available under the Section 115AC Regime. The
Section 115AC Regime provides that if the Equity Shares are sold on an Indian Stock Exchange against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment. However, the Section 115AC Regime is unclear, as to whether such tax treatment is available to a non-resident who acquires Equity Shares outside India from a non-resident holder of Equity Shares after receipt of the Equity Shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such Equity Shares will be subject to customary Indian taxations discussed below.

         Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of Equity Shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. For the purpose of computing capital gains tax, the cost of acquisition of Equity Shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on any of the Indian stock exchanges on the date that the Depositary instructs the custodian to deliver Equity Shares in exchange for ADSs. A non-resident holder's holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of Equity Shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the Custodian. The Indo-US Treaty does not provide an exemption from the imposition of Indian capital gains tax.

         Taxable gain realized on Equity Shares (calculated in the manner set forth in the prior paragraph) for more than 12 months (long-term gain) is subject to tax at the rate of 10 percent. Taxable gain realized on Equity Shares held for 12 months for less (short-term gain) is subject to tax at variable rates with a maximum rate of 48 percent. The actual rate of tax on short-term gain depends on a number of factors, including the legal status of the Non-resident and the type of income chargeable in India.

         STAMP DUTY AND TRANSFER TAX

         Upon issuance of the Equity Shares, the Company is required to pay a stamp duty of 0.1 percent per share of the issue price of the underlying Equity Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Equity Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.5 percent of the market value of the ADSs or Equity Shares exchanged. A sale of Equity Shares by a registered holder will also be subject to Indian stamp duty at the rate of

0.5 percent of the market value of the Equity Shares on the trade date, although customarily such tax is borne by the transferee. However, in case of Equity Shares held with the Depositary in electronic mode, there will not be any incidence of stamp duty.

         GIFT AND WEALTH TAX

         ADSs held by non-resident holders and the underlying Equity Shares held by the Depositary and the transfer of ADSs between non-resident holders and the Depositary will be exempt from Indian gift tax and Indian wealth tax.

         ESTATE DUTY

         Under current Indian law, there is no estate duty applicable to a non-resident holder of ADSs or Equity Shares.

         UNITED STATES FEDERAL TAXATION

         The following summary describes the material United States federal income tax consequences of ownership of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid US federal income tax, persons owning 10 percent or more of the voting stock of the Company, or persons whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

         As used herein, the term "US Holder" means a beneficial holder of a Share or ADS that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

         OWNERSHIP OF ADSS

         In general, for United States federal income tax purposes, US holders of ADSs will be treated as the owners of the underlying Shares that are represented by such ADSs. Deposits or withdrawal of Shares by US Holders for ADSs will not be subject to United States federal income tax.

         TAXATION OF DIVIDENDS

         Dividends (other than certain dividends of Shares or rights to subscribe for Shares) paid to US Holders of Shares or ADSs will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in the gross income of a US Holder as ordinary income on the day received by the US Holder, in the case of Shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

         The amount of any dividend paid in Indian Rupees will equal the United States dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Shares, or by the Depositary, in the case of ADSs, regardless of whether the Indian Rupees are converted into United States dollars. If the Indian Rupees received as a dividend are not converted into United States dollars on the date of receipt, a US Holder will have a basis in the Indian Rupees equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss.

         A US Holder will not be eligible for a foreign tax credit against its United States federal income tax liability for Indian taxes paid by the Company and deemed under Indian law to have been paid by the shareholders of the Company, unless it is a US Company holding at least 10 percent of the Indian Company paying the dividends. Dividends paid on the Shares or ADSs will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain US Holders, "financial services income."

         To the extent that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under United States federal income tax principles for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the US Holder on a subsequent disposition of the Shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the Company's current and accumulated earnings and profits would not give rise to foreign source income.

         Distributions of Shares or rights to subscribe for Shares that are received as part of a pro rata distribution to all shareholders of the Company in certain circumstances should not be subject to United States federal income tax. The basis of the new Shares or rights so received will be determined by allocating the US Holder's basis in the old Shares between the old Shares and the new Shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (1) the fair market of the rights is less than 15 percent of the fair market value of the old Shares at the time of distribution or (2) the rights are not exercised and thus expire.

         PASSIVE FOREIGN INVESTMENT COMPANY

         Based on the composition of its income and valuation of its assets, including goodwill, the Company is not a passive foreign investment company ("PFIC") for fiscal year 2001 and does not expect to become one in the future, although there can be no assurance in this regard.

         In general, a company is considered a PFIC for any taxable year if either:

         o     at least 75 percent of its gross income is passive income, or

         o at least 50 percent of the value of its assets is attributable to assets that produce or are held for the production of passive income.

         The 50 percent of value test is based on the average of the value of the Company's assets for each quarter during the taxable year. If the Company owns at least 25 percent, by value, of another company's stock, it will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

         In determining that the Company is not a PFIC, the Company is relying on its projected capital expenditure plans for the current year and for future years. In addition, the determination is based on a current valuation of the Company's assets, including goodwill. In calculating goodwill, the Company has valued its total assets based on the market value of its Shares or ADSs, which is subject to change. In addition, the Company has made a number of assumptions regarding the amount of this value allocable to goodwill. The Company believes its valuation approach is reasonable. However, it is possible that the Internal

Revenue Service ("IRS") will challenge the valuation of the Company's goodwill, which may also result in the Company being classified as a PFIC.

         In addition, the determination of whether the Company is a PFIC is made annually. Accordingly, it is possible that the Company may be a PFIC in the current or any future taxable year due to changes in the Company's asset or income composition or if the Company's projections are not accurate. Because the Company has valued its goodwill based on the anticipated market value of its Shares or ADSs immediately following the offering, a decrease in the price of the Company's Shares or ADSs may also result in its becoming a PFIC.

         If the Company were a PFIC for any taxable year during which a US Holder holds Shares or ADSs, unless such holder makes the mark-to-market election discussed below, such holder will be subject to special tax rules with respect to any "excess distribution" that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of the Shares or ADSs. These special tax rules generally will apply even if the Company ceases to be a PFIC in subsequent years. Distributions a US Holder receives in a taxable year that are greater than 125 percent of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder's holding period for the Shares or ADSs will be treated as excess distributions. Under these special tax rules:

         o the excess distribution or gain will be allocated ratably over such holder's holding period for the Shares or ADSs,

         o the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

         o the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         If a US Holder holds Shares or ADSs in any year in which the Company is a PFIC, such holder will be required to file IRS Form 8621.

         As long as the Shares or ADSs are regularly traded on a national securities exchange, a US Holder can avoid the special PFIC rules discussed above by making an election to mark such holder's Shares or ADSs to market. It is intended that the ADSs will be listed on the New York Stock Exchange which is a national securities exchange for purposes of the mark-to-market election, although there can be no assurance that the ADSs will be "regularly traded", and it should be noted that only the ADSs and not the Shares will be traded on the New York Stock Exchange. The Shares will not be listed in the United States but will continue to be listed on the Indian Stock Exchanges.

         If a US Holder makes an effective mark-to-market election, such holder will include in income each year as ordinary income (rather than capital gain) the excess, if any, of the fair market value of such holder's PFIC Shares or ADSs at the end of the taxable year over the adjusted basis in the Shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such Shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark to market election. A US Holder's basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the Shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark to market gain.

         If a US Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Shares or ADSs are no longer regularly traded on a national securities exchange or the IRS consents to the revocation of the election. US Holders are urged to consult their own tax advisors about the availability of the mark-to-market election, and the desirability of making such an election under their particular circumstances.

         Alternatively, a US Holder of Shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the Company as a "qualified electing fund" under section 1295 of the Code. This option is not available to

US Holders of the Shares or ADSs because the Company does not intend to comply with the requirements necessary to permit such holders to make this election.

         Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences of holding the Shares or ADSs if the Company were considered a PFIC in any taxable year.

         TAXATION OF CAPITAL GAINS

         For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder's tax basis in the right, Share or ADS. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Any gain or loss recognized by a US holder will generally be treated as United States source gain or loss.

         ESTATE TAXATION

         An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the equity Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes. India does not impose an estate tax on a Non-Resident Holder who owns Shares or ADSs. See "--Indian Taxation-Estate Duty" above.

         INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to US Holders other than certain exempt recipients (such as corporations), and a 30.5 percent backup withholding may apply to such amounts (30 percent for payments made after December 31, 2000) if the US Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's United States federal income tax liability.

         DOCUMENTS ON DISPLAY

         This report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

         Judiciary Plaza
         450 Fifth Avenue  N.W.
         Room 1024
         Washington, D.C.  20529

         Northwestern Atrium Center
         500 West Madison Street
         Suite 1400
         Chicago, IL  60661-2511

         Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W. , Washington, DC 20549, at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

         The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system. This annual report is our initial EDGAR filing and we intend to continue to make our future SEC filings available over the Internet.

         Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400001, India.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

         The Company is exposed to market risk from changes in foreign currency exchange rates because certain of its costs are denominated in currencies (primarily SDRs and US Dollars) other than those in which it earns revenues (primarily the Rupee). Fluctuations in the exchange rate between the Rupee and other currencies affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations and therefore the revenues and operating costs of the Company. The Company may as a result be exposed to the risk of fluctuations in the exchange rate between the Rupee and foreign currencies, which has effectively increased the cost in Rupee terms of foreign exchange payments required to be made by it including payments to foreign telecommunications administrations and payments for imported equipment and technology. However, the Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

         The Company does not have any loans denominated in foreign currencies.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.  RESERVED

ITEM 16.  RESERVED


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         The  Company has elected to provide  financial  statements  pursuant to
Item 18 of Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

         The following financial statements comprising of balance sheets of the Company as of March 31, 2000 and March 31, 2001 and the related statements of income, cash flows and shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been audited by Deloitte Haskins & Sells, independent accountants, in accordance with US GAAP. The financial statement pages appear on pages F-1 through F-27.

ITEM 19.  EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
------- ----------------------------------------------------------------

1.1* Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2 Articles of Association of Videsh Sanchar Nigam Limited, dated September 26, 2000 and as currently in effect.

1.3 Memorandum of Association of Videsh Sanchar Nigam Limited, dated September 26, 2000 and as currently in effect.

1.4* Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*    Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1* Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2 Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts, issued thereunder (including as an exhibit the form of American Depository Receipt).

4.1* License Agreement for the provision of Internet Service between the President of India and Videsh Sanchar Nigam Limited, dated January 25, 1999.

4.2+ Total Accounting Rate Arrangement between Videsh Sanchar Nigam Limited and Concert--USA.

4.3+ Total Accounting Rate Arrangement between Videsh Sanchar Nigam Limited and Concert (UK).

4.4+ Total Accounting Rate Arrangement letter between Videsh Sanchar Nigam Limited and UAE.

4.5 Memorandum of Understanding between Videsh Sanchar Nigam Limited and Ministry of Communications Department of Telecommunications for the year 2001-2002.

4.6 Memorandum of Settlement Over the Revision of Pay and Certain Allowances between Management of Videsh Sanchar Nigam Limited and Their Workmen, dated December 2, 2000.

4.7* Letter from the Department of Telecommunications with respect to the Revenue Sharing Arrangement between the Bharat Sanchar Nigam Limited and Videsh Sanchar Nigam Limited, dated April 22, 1997.

10.1 The Hindu Business Line, article titled "Teledensity Set to Exceed Target", dated September 15, 2001.

10.2    IT Space.com, article regarding analysis of VSNL, dated April 2001.

10.3*   License  granted under the Indian  Telegraph Act, 1885 to Videsh Sanchar
        Nigam   Limited,   dated   January  22,  1999  by  the   Department   of
        Telecommunications.

10.4    Letter   from   the   Ministry   of   Communications,    Department   of
        Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated July 9, 2000.

10.5 Telecom Regulatory Authority of India Consultation Paper No. 2001/2 on International Long Distance Services, dated September 3, 2001.

+ Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

* Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration Statement No. 000-30772) filed with the Commission on October 13, 2000 and incorporated herein by reference.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 30, 2001


                                   VIDESH SANCHAR NIGAM LIMITED



                                   By: /S/ S.K. GUPTA
                                       ----------------------------------------
                                   Name: S.K. Gupta
                                   Title:   Chairman & Managing Director



                                   By: /S/ R.S.P. SINHA
                                       ----------------------------------------
                                   Name: R.S.P. Sinha
                                   Title:   Director (Finance)

                          VIDESH SANCHAR NIGAM LIMITED
                          INDEX TO FINANCIAL STATEMENTS





FINANCIAL STATEMENTS OF VIDESH SANCHAR NIGAM LIMITED (PREPARED IN ACCORDANCE WITH US GAAP)

                                                                      PAGE

Report of independent auditors.........................................F-2
Balance sheets as of March 31, 2000 and 2001...........................F-3
Statements of income for the years ended
  March 31, 1999, 2000 and 2001........................................F-4
Statements of shareholders' equity for the
  years ended March 31, 1999, 2000 and 2001............................F-5
Statements of cash flows for the years ended
  March 31, 1999, 2000 and 2001........................................F-6
Notes to financial statements..........................................F-7

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors
Videsh Sanchar Nigam Limited:


         We have audited the accompanying balance sheets of Videsh Sanchar Nigam Limited (the "Company") as of March 31, 2000 and 2001, and the related statements of income, cash flows and shareholders' equity for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited as of March 31, 2000 and 2001, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

         As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.




/s/ Deloitte Haskins & Sells
Mumbai, India
September 24, 2001

                          VIDESH SANCHAR NIGAM LIMITED
                                 BALANCE SHEETS
                          AS OF MARCH 31, 2000 AND 2001

                                                                                     AS OF MARCH 31,
                                                                      ----------------------------------------------
                                                                           2000            2001           2001
                                                                      --------------- --------------- --------------
                                                                      (IN MILLIONS, EXCEPT PAR VALUE AND NUMBER OF
                                                                                         SHARES)
ASSETS:
    Cash and cash equivalents                                              Rs.20,846        Rs.2,200          US$47
    Short term investments                                                     8,778          46,050            983
    Trade and other receivables, net of allowances of Rs.1,021 million and Rs.979 million (US$21
         million), respectively                                               25,651          19,745            421
    Investments                                                                3,657           4,247             91
    Property, plant and equipment                                             15,920          18,077            386
    Capital work-in-progress                                                   1,982           2,328             50
    Other assets                                                               6,377           7,778            166
                                                                      --------------- --------------- --------------
           TOTAL ASSETS                                                    Rs.83,211      Rs.100,425       US$2,144
                                                                      =============== =============== ==============

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES
    Trade payables                                                         Rs.13,535       Rs.11,309         US$242
    Accrued expenses and other liabilities                                     6,365          10,731            229
                                                                      --------------- --------------- --------------
       TOTAL LIABILITIES                                                      19,900          22,040            471
                                                                      --------------- --------------- --------------

COMMITMENTS AND CONTINGENCIES (SEE NOTES 1B, 1C AND 20)                        -               -                 -

SHAREHOLDERS' EQUITY:
    Equity shares: par value - Rs. 10 each;
      authorized: 100,000,000 shares and 300,000,000 shares at March
      31, 2000 and 2001, respectively; issued and outstanding:
      95,000,000 shares and 285,000,000 shares at March 31, 2000 and
      2001, respectively (See Note 13)                                           950           2,850             61
    Additional paid in capital                                                14,481          14,481            309
    Retained earnings                                                         47,880          60,642          1,294
    Accumulated comprehensive income                                           -                 412              9
                                                                      --------------- --------------- --------------
         TOTAL SHAREHOLDERS' EQUITY                                           63,311          78,385          1,673
                                                                      --------------- --------------- --------------
           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      Rs.83,211      Rs.100,425       US$2,144
                                                                      =============== =============== ==============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                              STATEMENTS OF INCOME
            FOR EACH OF THE YEARS ENDED MARCH 31, 1999, 2000 AND 2001

                                                                               YEARS ENDED MARCH 31,
                                                             -----------------------------------------------------------
                                                                 1999          2000            2001           2001
                                                             ------------- -------------- --------------- --------------
                                                                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
OPERATING REVENUE:
  Traffic revenues                                              Rs.67,181      Rs.69,640       Rs.71,916       US$1,535
  Income from satellite consortia                                     757            737           1,160             25
                                                             ------------- -------------- --------------- --------------
     TOTAL OPERATING REVENUE                                       67,938         70,377          73,076          1,560
                                                             ------------- -------------- --------------- --------------

COST OF REVENUE:
    Network and transmission costs                                 45,139         45,621          45,150            964
    License fee paid to DoT                                         4,157          4,712           5,022            107
                                                             ------------- -------------- --------------- --------------
      TOTAL COST OF REVENUE                                        49,296         50,333          50,172          1,071
                                                             ------------- -------------- --------------- --------------
           GROSS MARGIN                                            18,642         20,044          22,904            489
                                                             ------------- -------------- --------------- --------------
OTHER OPERATING COSTS
    Depreciation and amortization                                   1,266          1,534           1,729             37
    Other operating costs                                           1,628          2,622           3,023             65
                                                             ------------- -------------- --------------- --------------
     TOTAL OTHER OPERATING COSTS                                    2,894          4,156           4,752            102
                                                             ------------- -------------- --------------- --------------
        OPERATING PROFIT                                           15,748         15,888          18,152            387
                                                             ------------- -------------- --------------- --------------

OTHER INCOME (EXPENSE), NET:
    Non-operating income                                            3,314          1,821           3,058             65
    Interest income                                                 1,387          1,683           3,964             85
    Interest cost                                                     (1)            (7)             (1)           -
    Permanent impairment in the value of investment               (5,416)           (54)          -                -
    Share of loss of affiliate                                       (30)          -              -                -
                                                             ------------- -------------- --------------- --------------
TOTAL OTHER INCOME (EXPENSE), NET                                   (746)          3,443           7,021            150
                                                             ------------- -------------- --------------- --------------
        INCOME BEFORE INCOME TAX                                   15,002         19,331          25,173            537
 Income-tax expense                                               (6,298)        (6,156)         (9,646)          (206)
 Dividend tax                                                        (38)           (84)           (105)            (2)
                                                             ------------- -------------- --------------- --------------
        NET INCOME                                               Rs.8,666      Rs.13,091       Rs.15,422         US$329
                                                             ------------- -------------- --------------- --------------

PER SHARE INFORMATION:
      Earnings per equity share - basic and diluted              Rs.30.41       Rs.45.93        Rs.54.11        US$1.15
      Weighted average number of equity shares outstanding       285,000,000    285,000,000     285,000,000    285,000,000
      Earnings per ADS - basic and diluted (where each ADS
         represents two equity shares)                           Rs.60.82       Rs.91.86       Rs.108.22        US$2.30

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                       STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR EACH OF THE YEARS ENDED MARCH 31, 1999, 2000 AND 2001



                             NUMBER OF     EQUITY      ADDITIONAL                  ACCUMULATED      TOTAL
                               EQUITY      SHARE         PAID IN      RETAINED    COMPREHENSIVE  SHAREHOLDERS'    COMPREHENSIVE
                            SHARES (SEE    CAPITAL      CAPITAL       EARNINGS       INCOME         EQUITY            INCOME
                              NOTE 13)
                            ------------- ----------- ------------ ------------- -------------- -------------     --------------
                                                        (IN MILLIONS, EXCEPT NUMBER OF EQUITY SHARES)

BALANCE AT APRIL 1, 1998      95,000,000      Rs.950    Rs.14,481     Rs.27,263        Rs.-        Rs.42,694             Rs.-
Net income                                                                8,666                        8,666              8,666
Dividends                                                                 (380)                        (380)
                                                                                                                  --------------
COMPREHENSIVE INCOME                                                                                                      8,666
                            ------------- ----------- ------------ ------------- -------------- -------------     --------------
BALANCE AT MARCH 31, 1999     95,000,000         950       14,481        35,549         -             50,980
Net income                                                               13,091                       13,091             13,091
Dividends                                                                 (760)                        (760)
                                                                                                                  --------------
COMPREHENSIVE INCOME                                                                                                     13,091
                            ------------- ----------- ------------ ------------- -------------- -------------     --------------
BALANCE AT MARCH 31, 2000     95,000,000         950       14,481        47,880         -             63,311
Issue of stock dividends     190,000,000       1,900                    (1,900)                       -
Net income                                                               15,422                       15,422             15,422
Dividends                                                                 (760)                        (760)
Unrealized gain on
   available for sale                                                    -                 412           412                412
   securities, net
                                                                                                                  --------------
COMPREHENSIVE INCOME                                                                                                  Rs.15,834
                                                                                                                  ==============
COMPREHENSIVE INCOME                                                                                                     US$338
                            ------------- ----------- ------------ ------------- -------------- -------------     ==============
BALANCE AT MARCH 31, 2001    285,000,000    Rs.2,850    Rs.14,481     Rs.60,642         Rs.412     Rs.78,385
                            ============= =========== ============ ============= ============== =============
BALANCE AT MARCH 31, 2001    285,000,000       US$61       US$309      US$1,294           US$9      US$1,673
                            ============= =========== ============ ============= ============== =============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                        STATEMENTS OF CASH FLOWS FOR EACH
                OF THE YEARS ENDED MARCH 31, 1999, 2000 AND 2001

                                                                              YEARS ENDED MARCH 31,
                                                           -------------------------------------------------------------
                                                                1999            2000            2001           2001
                                                           --------------- --------------- ---------------- ------------
                                                                                  (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                   Rs.8,666       Rs.13,091        Rs.15,422       US$329
    ADJUSTMENT TO RECONCILE NET INCOME TO NET CASH
          PROVIDED BY OPERATING ACTIVITIES:
        Depreciation and amortization                               1,266           1,534            1,729           37
        Share of loss of affiliates                                    30          -                -            -
        Permanent impairment in the value of investment             5,416              54           -            -
        Allowance for impairment of property, plant and             -                 356           -            -
           equipment
        (Profit)/loss on sale of fixed assets                       -                (81)                5       -
          Deferred tax charge / (benefit)                             404           (219)            1,759           38
          Unrealized exchange loss                                (1,637)         (1,009)            (526)         (11)
    Net change in:
        Trade and other receivables                               (3,521)         (4,694)            5,977          127
        Other assets                                              (2,157)         (2,742)          (1,400)         (30)
        Trade payables                                            (1,752)           1,331          (2,225)         (47)
        Accrued expenses and other liabilities                       (36)             326            2,380           50
                                                           --------------- --------------- ---------------- ------------
             NET CASH PROVIDED BY OPERATING ACTIVITIES              6,679           7,947           23,121          493
                                                           --------------- --------------- ---------------- ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property, plant and equipment                     (2,615)           (956)          (2,957)         (63)
    Expenditure on capital work-in-progress                       (1,735)         (2,665)          (1,281)         (27)
    (Increase)/decrease in investments                            (2,308)           (871)               92            2
    (Increase)/decrease in short-term investments, net                 57             494         (37,272)        (796)
    Sale of property, plant and equipment                           -                 100                2       -
                                                           --------------- --------------- ---------------- ------------
             NET CASH USED BY INVESTING ACTIVITIES                (6,601)         (3,898)         (41,416)        (884)
                                                           --------------- --------------- ---------------- ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends paid                                                  (380)           (760)            (760)         (16)
    Bank overdraft                                                (1,536)              20             (46)          (1)
                                                           --------------- --------------- ---------------- ------------
             NET CASH USED BY FINANCING ACTIVITIES                (1,916)           (740)            (806)         (17)
                                                           --------------- --------------- ---------------- ------------

Unrealized exchange gain on cash and cash equivalents               1,560             879              455           10
                                                           --------------- --------------- ---------------- ------------
NET CHANGE IN CASH FLOWS                                            (278)           4,188         (18,646)        (398)
Cash and cash equivalents, beginning of year                    Rs.16,936       Rs.16,658        Rs.20,846       US$445
                                                           --------------- --------------- ---------------- ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          Rs.16,658       Rs.20,846         Rs.2,200        US$47
                                                           =============== =============== ================ ============

SUPPLEMENTARY CASH FLOW INFORMATION:
     Interest paid                                                  Rs. 1            Rs.7             Rs.1      US$-
     Income taxes paid                                         Rs.(7,564)     Rs. (9,316)       Rs.(9,597)     US$(205)

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                          NOTES TO FINANCIAL STATEMENTS


1.   BACKGROUND

     A.   THE COMPANY

          Videsh Sanchar Nigam Limited ("VSNL" or the "Company") is incorporated in India as a limited liability company under the Indian Companies Act, 1956, with its registered office at Videsh Sanchar Bhavan, M.G.Road, Mumbai 400001, India. The Company is listed on major stock exchanges in India and on the New York Stock Exchange. The Government of India currently holds approximately 52.97% of the Company's equity share capital. The Company is the exclusive provider of international telecommunications services in India, directly and indirectly linking the domestic Indian telecommunications network to 237 territories worldwide. VSNL operates from its corporate office at Mumbai and through its branches at Mumbai, Pune, Arvi, Gandhinagar, New Delhi, Dehradun, Jalandhar, Kanpur, Kolkata, Chennai, Bangalore, Ernakulam and Hyderabad.

          VSNL offers basic and specialized services. Basic services include telephony, telex and telegraph. Specialized services include gateway packet data transmission, electronic data interchange, e-mail, Internet, international maritime satellite mobile services, leased channels, transmission of signals for international television broadcasts and video conferencing.

     B.   MONOPOLY STATUS

          In September 2000, the Government of India (the "Government") announced its intention to allow private players to provide international telephone services from April 1, 2002, thus terminating VSNL's monopoly two years ahead of schedule. The Government plans to compensate the Company for this early termination with the following package:

     1.   A license to operate domestic long distance ("DLD") service.

     2. Re-imbursement by the Government for all license fees, entry fees and revenue sharing fees, net of taxes, that the Company may have to pay with respect to the DLD license, for five years with effect from April 2001.

     3. Exemption from the performance bank guarantee of Rs.4 billion with respect to the DLD license.

     4. A category 'A' Internet Service Provider ("ISP") license, which will allow the Company to expand internet access services to the entire country.

     5.   The  Government  may  also  consider   additional   compensation,   if
          necessary, after a detailed review is undertaken.

          The Company has accepted the Government's decision to terminate the Company's monopoly before the year 2004. The shareholders of the Company have approved the compensation package at the meeting held in May 2001.

     C.   DISINVESTMENT

          The Government currently holds a majority stake of 52.97% in the Company's equity. The Government has announced its decision to divest a 25% stake to a strategic partner, along with the right to management and simultaneously disinvest 1.97% to the Company's employees. If the Government achieves successful divestment, certain procedures that are currently mandatory for public sector companies will no longer be applicable to the company. The disinvestment process commenced in January 2001. There can be no assurance that a strategic buyer will be found or that negotiations will result in a sale.

     D.   REVENUE SHARING ARRANGEMENT

          The Company operates its business pursuant to a license from Department of Telecommunications ("DoT"), Government of India. In pursuance of the New Telecom Policy 1999, the Government decided to corporatise the service provision functions of the DoT. Accordingly, the Government transferred the business of providing telecom services in the country to the newly formed company, Bharat Sanchar Nigam Limited ("BSNL") with effect from October 1, 2000. Further, the existing contracts, agreements and MoU's including the revenue sharing agreement entered into by DoT for the supply of services were transferred and assigned to BSNL with effect from October 1, 2000.

          The license is periodically renewed by the DoT subject to certain conditions and is currently valid up to March 31, 2004. Under the current arrangements, although the Company provides international gateway access out of and into India, all calls must either initiate or terminate on or pass through the DoT's network. The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of international calls to India and from payments from DoT for the delivery of international calls abroad. Consequently, the Company and DoT share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them. The arrangement is effective from April 1, 1997 and is valid until March 31, 2002.

          Under the revenue sharing arrangement, the Company pays to DoT, a charge per minute equal to the weighted average incoming settlement rate, minus Rs. 10.00 on all incoming international calls and DoT pays to the Company, a charge per minute equal to the weighted average outgoing settlement rate plus Rs.10.00 on all outgoing international calls. The weighted average incoming settlement rate and weighted average outgoing settlement rate for any financial year is the average of the various settlement rates in effect as of the beginning of the financial year between the Company and the foreign administrations and carriers (converted to Indian rupees at the exchange rate prevailing as of the beginning of the financial year), weighted to reflect the volume of total incoming traffic and the outgoing traffic respectively, of the immediately preceding financial year.

          The above arrangement was intended to result in an average gross profit to VSNL of approximately Rs.10.00 per call minute for each of the financial years ended March 31, 1998 and March 31, 1999. This was based on the assumption that applicable settlement rates, exchange rates and the composition of the incoming and outgoing traffic from and to particular destinations remain constant during the year. Any fluctuation in these variables, either to the benefit or detriment of VSNL, was borne by VSNL.

          With effect from April 1, 1999, the revenue sharing arrangement provides for a comparison of the combined international traffic revenue per call minute of the Company and DoT (net of payments by the Company to foreign administrations and carriers and by the Company and DoT to each other in respect of incoming and outgoing calls) for each fiscal year, compared to the corresponding amount in the base fiscal year ended March 31, 1997. Increases or decreases are shared between the Company and DoT according to the following percentages:

                                                            INCREASE/DECREASE
       YEARS ENDED MARCH 31        COMPANY'S SHARE              DOT'S SHARE
       --------------------        ---------------           -----------------
               2000                      15%                        85%
               2001                      20%                        80%
               2002                      25%                        75%

          In computing the international traffic revenue of DoT for purposes of calculating the combined international traffic revenue per call minute of the Company and DoT, the tariff charged by DoT to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company's average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by DoT from its subscribers for outgoing international calls.

          The current revenue sharing arrangement is subject to review in the event that the exchange rate fluctuates more than 10 per cent from the rate at the beginning of the year or the Company's actual average gross earnings per call minute is less than Rs.9.00 or more than Rs.11.00 in any financial year covered by the arrangement. The objective of the review would be to renegotiate terms that correct the imbalance.

          For the years ended March 31, 1999, 2000 and 2001 the gross profit per call minute was Rs.10.63, Rs.9.43 and Rs.9.39, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   BASIS OF PRESENTATION AND CONSOLIDATION

          The Company does not have any subsidiaries. Entities where the Company controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.

          These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India's Companies Act, 1956, which form the basis of the statutory general purpose financial statements of the Company in India. Principal differences insofar as they relate to the Company include valuation of investments, accounting for property, plant and equipment and depreciation thereon, deferred income taxes, retirement benefits, investment in affiliates and the presentation and format of the financial statements and related notes.

     B.   USE OF ESTIMATES

          The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include traffic revenue, allowances for trade and other receivables and valuation of unlisted investments.

     C.   CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

     D.   TRADE AND OTHER RECEIVABLES

          Trade and other receivables are stated at their expected realizable values, net of provisions for bad and doubtful amounts. Amounts payable to, and receivable from, the same administration and the DoT are shown on a net basis, where a legal right of set-off exists. These payables and receivables are intended to be settled on a net basis.

     E.   INVESTMENTS

          The Company accounts for its investments in securities of telecommunication satellite companies for which readily determinable fair values are available in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. SFAS No.115 requires that investments that are not classified as held to maturity or trading are classified as available for sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders' equity.

          Investments in telecommunication satellite corporations which are not freely transferable and for which fair values are not readily obtainable are accounted for in accordance with APB OPINION NO. 18, THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK. These investments are reflected at cost less permanent impairment, if any. Declines in the value of investments that are other than temporary are reflected in earnings as realized losses, based on management's best estimate of the value of the investment.

     F.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment are stated at cost, net of accumulated depreciation. All costs relating to the acquisition and installation of property, plant and equipment are capitalized.

          Depreciation is charged on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their remaining estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

                                                               YEARS
                                                              ------
                Buildings                                         61
                Plant and machinery:
                  Earth stations                                  12
                  Cables                                       10-25
                  Exchanges                                       12
                  Other network equipment                          8
                  Office equipment                                20
                Computers                                          6
                Furniture, fittings and vehicles               10-15

          Land acquired on lease is amortized over the period of the lease.

          Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, ACCOUNTING FOR CONTRIBUTIONS RECEIVED AND CONTRIBUTIONS MADE at fair value and recognized as revenue and an asset in the period received. Such assets are depreciated over their remaining useful economic lives.

          Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and amortized over the contracted period of use.

     G.   IMPAIRMENT OF LONG LIVED ASSETS

          The Company evaluates the carrying value of its property and equipment whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows as if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell.

     H.   OPERATING LEASES

          Costs in respect of operating leases are expensed on a straight-line basis over the lease term.

     I.   RETIREMENT BENEFITS

          GRATUITY

          In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months subject to a maximum of Rs.350,000. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an external actuarial valuation carried out annually. The Company accounts for its liability for future gratuity benefits in accordance with SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS.

          LEAVE ENCASHMENT

          Leave encashment benefits comprise of encashment of vacation entitlement carried forward by employees. These balances are encashable during the tenure of employment, on the employee leaving the Company or on retirement. The Company makes a provision towards leave encashment liability based on the total unavailed leave credited to each employee's account and his respective salary as at the end of each reporting date.

          PROVIDENT FUND

          In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the employee's salary (basic and dearness allowance). The contributions are made to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in the statutorily assured rate of return on the assets of the trust, which was 11% and 9.5% as of March 31, 2000 and 2001, respectively. Currently, the Company has no further obligation under the provident fund beyond its contribution, which is expensed when incurred.

     J.   REVENUE RECOGNITION

          Revenues for long distance  telephone  services are  recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized based upon contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers. The majority of revenues are derived from payments by the DoT for completing outgoing calls made from India and from payments by foreign administrations for incoming calls that originate outside India.

          Income from the Company's investments in International Telecommunications Satellite Organisation ("Intelsat"), which represent the surplus earned by Intelsat during the year, is accrued on the basis of the statements received and is included as part of non-operating income. The charges paid to Intelsat for the use of satellites is included in network and transmission costs.

     K.   OPERATING COSTS

          The principal components of the Company's operating costs are network and transmission costs, license fees paid to the DoT and other operating costs.

          Network and transmission costs include payments to DoT for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from DoT and satellite circuits from Intelsat and International Mobile

     Satellite Organisation ("Inmarsat"). As discussed in note 1(b), the Company must pay a proportion of the amounts received from the DoT to transit and destination foreign administrations. Similarly, a proportion of the payments from the foreign administrations is paid to DoT for completing calls within India.

          Under the current revenue sharing agreement with DoT, the Company pays to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned.

          Other operating costs include general and administrative expenses other than network and transmission costs and license fees.

     L.   FOREIGN CURRENCY TRANSACTIONS

          The Company's functional currency is the Indian rupee. Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.

     M.   INCOME TAX

          Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year. Temporary differences are identified and the provision is made using the asset and liability method for all such differences. Deferred tax benefits are recognized on assets to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

     N.   DIVIDENDS

          Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2000 and 2001, the amounts available for distribution are Rs.1,002 million and Rs.16,147 million, respectively. Dividends for the years ended March 31, 1999, 2000 and 2001 were Rs.8, Rs.8 and Rs.50 per equity share, respectively. The Company paid dividends of Rs.380 million, Rs.760 million and Rs.760 million during the years ended March 31, 1999, 2000 and 2001, respectively.

     O.   EARNINGS PER SHARE

          The Company reports basic and diluted earnings per equity share in accordance with SFAS No. 123, EARNINGS PER SHARE. Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purposes of earnings per share, stock dividends declared by the Company have been given retroactive effect for all the years presented.

     P.   COMPREHENSIVE INCOME

          The Company reports comprehensive income in accordance with SFAS No.130, REPORTING COMPREHENSIVE INCOME. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities along with net income are components of comprehensive income.

     Q.   SEGMENT INFORMATION

          The Company identifies basic telephony, Internet and leased line services as its operating segments. Segment-wise information has been provided in Note 22.

     R.   NEW ACCOUNTING PRONOUNCEMENTS

          SFAS NO. 141

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, BUSINESS COMBINATIONS. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, BUSINESS COMBINATIONS, and SFAS No. 38, ACCOUNTING FOR PREACQUISITION CONTINGENCIES OF PURCHASED ENTERPRISES. All business combinations in the scope of this Statement are to be accounted for using the purchase method only. This Statement is not applicable as the Company has not initiated any business combinations.

          SFAS NO. 142

          In June 2001, the FASB issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, INTANGIBLE ASSETS. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Statement states that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. The Company does not have goodwill and intangible assets with indefinite useful lives. Intangible assets that have finite useful lives are already being amortized over their useful lives. Hence, the Company's current amortization policy complies with SFAS No. 142.

          SFAS NO. 143

          In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Company does not have material asset retirement obligations.

     S.   CONVENIENCE TRANSLATION

          The accompanying financial statements have been expressed in Indian rupees ("Rs."), the Company's functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2001 have been translated into US dollars at US$1.00 = Rs.46.85 based on the noon buying rate for cable transfers on March 30, 2001 as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts referred to in these financial statements have been, or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include the following:

                                               AS OF MARCH 31,
                             ------------------------------------------------
                                  2000             2001            2001
                             ----------------  --------------  --------------
                                              (IN MILLIONS)

         Cash in hand                  Rs.1           Rs.15            US$-
         Bank balances:
            Current accounts         19,449             485              10
            Time deposits             1,396           1,700              37
                             ----------------  --------------  --------------
               TOTAL              Rs.20,846        Rs.2,200           US$47
                             ================  ==============  ==============

          Time deposits are interest-bearing deposits with original maturities ranging from 15 days to 90 days. Interest rates on such time deposits during the year ended March 31, 2001, ranged from approximately 6.10% to 6.98% on foreign currency deposits and 7.00% to 11.25% on Indian rupee deposits.

4.   SHORT-TERM INVESTMENTS

          Short-term investments include the following:

                                                       AS OF MARCH 31,
                                     -------------- -------------- -------------
                                          2000             2001           2001
                                     -------------- -------------- -------------
                                                     (IN MILLIONS)

         Restricted cash balances         Rs.6,658       Rs.7,730       US$165
         Time deposits with maturity
           exceeding 90 days                 2,120         38,320          818
                                     -------------- -------------- -------------
             TOTAL                        Rs.8,778      Rs.46,050       US$983
                                     ============== ============== =============

          Restricted cash balances comprise of time deposits, the use of which is restricted to the import of capital equipment.

5.       TRADE AND OTHER RECEIVABLES

          Trade and other receivables include the following:

                                                                                   AS OF MARCH 31,
                                                                -------------------------------------------------------
                                                                      2000                 2001               2001
                                                                ------------------    ----------------    -------------
                                                                                    (IN MILLIONS)
         Trade accounts receivables:
             Amount due from foreign administrations                    Rs.24,564           Rs.17,347           US$370
             Domestic trade debtors                                           527                 792               17
         Interest receivable on bank deposits                                 134               1,231               26
         Other sundry deposits                                                 49                  56                1
         Other receivables                                                    377                 319                7
                                                                ------------------    ----------------    -------------
              TOTAL                                                     Rs.25,651           Rs.19,745           US$421
                                                                ==================    ================    =============

          Trade accounts receivables are net of an allowance for doubtful debts of Rs.1,021 million and Rs.979 million for the years ended March 31, 2000 and 2001, respectively.

          Amounts due from DoT for traffic settlement are netted against amounts due to DoT for traffic settlement and are reported in trade payables. The Company has legal right of setoff.

6.       INVESTMENTS

          The portfolio of investments as of March 31, 2000 and 2001 is as follows:

                                         AS OF MARCH 31, 2000                            AS OF MARCH 31, 2001
                               ------------ ------------ ---------------    --------------- ----------------- --------------
                                               GROSS                                              GROSS
                                AMORTIZED   UNREALIZED      CARRYING          AMORTIZED        UNREALIZED        CARRYING
                                  COST         GAINS          VALUE              COST             GAINS             VALUE
                               ------------ ------------ ---------------    --------------- ----------------- --------------
                                                                      (IN MILLIONS)
Investment carried at fair value:
    Satellite companies            Rs.-         Rs.-          Rs.-                  Rs.562            Rs.681       Rs.1,243
                               ============ ============                    =============== =================

Investment carried at cost:
    Satellite companies                                           9,127                                               8,474
    Less: Permanent
    impairment                                                  (5,470)                                             (5,470)
                                                         ---------------                                      --------------
     TOTAL                                                     Rs.3,657                                            Rs.4,247
                                                         ===============                                      ==============
     TOTAL                                                                                                            US$91
                                                                                                              ==============

          INTELSAT

          Intelsat is an Inter Government Organisation ("IGO") formed in 1964 that owns and operates satellite communication systems. It offers Internet, broadcast, telephony and corporate network solutions to customers in over 200 countries through its network of 20 geostationary satellites. It currently has 10 new next-generation satellites under construction.

          The Company's ownership share in this organization is adjusted quarterly to conform to the respective percentage of total use of the system or another percentage based on the terms of the agreement. Accordingly, on the basis of share re-determinations, as of March 1999, 2000 and 2001, the Company's investment was at 4.3%, 5.2% and 5.4%, respectively, of the total shareholding of Intelsat.

          Net capital contributions are billed by Intelsat to the Company from time to time in proportion to the ownership share determined. The total of such net capital contributions are disclosed as investments in communication satellites under investments.

          In November 2000, Intelsat's member nations formally decided to privatise it to increase flexibility.

          NEW SKIES SATELLITE NV ("NSS")

          During 1998-99, Intelsat as part of its restructuring process incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of Dutch Guilder 1 to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99, and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment shares of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000, shares which were recorded as a reduction in the investment in Intelsat and a new investment in NSS at face values.

          NSS announced a 10:1 stock split prior to its initial public offering ("IPO") in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2001 stands at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 30, 2001 was US$7.75 per share.

          INTERNATIONAL MOBILE SATELLITE ORGANISATION ("INMARSAT")

          Inmarsat was an intergovernmental organization with membership from 88 countries providing satellite mobile communications in air, on land and at sea. Inmarsat was converted into a national law company incorporated in the United Kingdom effective April 15, 1999. The Company's investment in the holding company, Inmarsat Ventures Plc is 202,219 shares representing 2.0% of the paid up capital. Further, there had been a 10:1 stock split in March 2001. Consequently, the Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures Plc.

          ICO GLOBAL COMMUNICATIONS HOLDINGS LTD. ("ICO")

          ICO, a company registered in Bermuda, was incorporated in January 1995 to provide global mobile personal communication services. ICO was listed on the NASDAQ in July 1998. The Company has invested a sum of Rs.5,471 million (US$150 million) in ICO.

          ICO filed a voluntary petition for re-organization under Chapter 11 of the United States Bankruptcy Code on August 27, 1999 in the United States Bankruptcy Court in the district of Delaware as the additional financial resources required to complete the system and begin commercial operations could not be raised as per schedule.

          In May 2000, the court confirmed the plans of re-organization of ICO, which became effective on May 17, 2000. By virtue of the re-organization, the Company received 180,053 shares of class A common stock of US$ 0.01, amounting to Rs.0.06 million and 975,398 warrants, with an option to purchase shares of class A common stock exercisable in New ICO by May 15, 2006. The Company recognized a charge of Rs.5,416 million and Rs.54 million as permanent impairments in the years ended March 31, 1999 and 2000, respectively.

          TELSTRA VISHESH COMMUNICATIONS LIMITED ("TVCL")

          TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd. , with an investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. The shares of TVCL are recorded at face value and consequently the Company has applied the provision for diminution in value of investments and written off these investments to their current face value in the previous year.

7.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment by asset category is as follows:

                                                                                  AS OF MARCH 31,
                                                             ----------------------------------------------------------
                                                                   2000                 2001                2001
                                                             -----------------     ---------------    -----------------
                                                                                   (IN MILLIONS)
         Land                                                          Rs.143              Rs.754                US$16
         Buildings                                                      1,780               2,062                   44
         Plant and machinery                                           20,658              23,349                  499
         Computers                                                        431                 574                   12
         Motor vehicles                                                    14                  16                    -
         Furniture and fixtures                                           339                 366                    8
                                                             -----------------     ---------------    -----------------
              Property, plant and equipment, at cost                   23,365              27,121                  579
         Less: Accumulated depreciation                               (7,445)             (9,044)                (193)
                                                             -----------------     ---------------    -----------------
              PROPERTY, PLANT AND EQUIPMENT, NET                    Rs.15,920           Rs.18,077               US$386
                                                             =================     ===============    =================

          Depreciation expense for the years ended March 31, 1999, 2000 and 2001 was Rs.1,266 million, Rs.1,534 million and Rs.1,729 million, respectively.

          During the year 1998-99 the Company had spent Rs.496 million towards gateway equipment for Iridium India Telecom Limited ("IITL"), Pune, which was capitalized and was being depreciated. IITL stopped operational activities in April 2000 and since then these assets have not been used by IITL. An allowance for impairment has been made of Rs.356 million in the year ended March 31, 2000 to reflect their estimated realizable value.

          Property, plant and equipment includes assets held for disposal of Rs.1 million as of March 31, 2000 and 2001, respectively, which represents their estimated realizable value.

          Property, plant and equipment include Rs.851 million and Rs.1,672 million for indefeasible rights of use as of March 31, 2000 and 2001, respectively.

8.       CAPITAL WORK-IN-PROGRESS

          Capital work-in-progress includes the following:

                                                AS OF MARCH 31,
                             --------------------------------------------
                                 2000              2001           2001
                             ----------       ------------    -----------
                                             (IN MILLIONS)
         Buildings              Rs.313             Rs.382          US$8
         Plant & Machinery       1,173              1,912            41
         Other assets              496                 34             1
                             ----------       ------------     ---------
              TOTAL           Rs.1,982           Rs.2,328         US$50
                             ==========       ============     =========


9.       OTHER ASSETS

          Other assets includes the following:

                                                   AS OF MARCH 31,
                             ------------------------------------------------
                                    2000           2001             2001
                             ------------     -------------    --------------
                                                 (IN MILLIONS)
         Advance tax (net)      Rs.5,858          Rs.7,463            US$160
         Advance paid for
           capital goods             348                63                 1
         Prepaid expenses            140               235                 5
         Inventories                  31                17                 -
                             ------------     -------------     -------------
                             ------------     -------------     -------------
              TOTAL             Rs.6,377          Rs.7,778            US$166
                             ============     =============     =============


10.       TRADE PAYABLES

                  Trade payables include the following:

                                                                                AS OF MARCH 31,
                                                          -------------------------------------------------------------
                                                                 2000                   2001                2001
                                                          --------------------     ---------------    -----------------
                                                                                 (IN MILLIONS)

         Accounts payable-trade:
           Amounts due to foreign administrations                Rs.1,151            Rs.2,585                US$56
           Amounts due to DoT net of amounts due from
           DoT for traffic settlement                              12,384               8,724                  186
                                                          --------------------     ---------------    -----------------
              TOTAL                                             Rs.13,535           Rs.11,309               US$242
                                                          ====================     ===============    =================

11.  ACCRUED EXPENSES AND OTHER LIABILITIES

          Accrued expenses and other liabilities include the following:

                                                                        AS OF MARCH 31,
                                                     -------------------------------------------------------
                                                          2000                2001               2001
                                                     ----------------    ----------------   ----------------
                                                                         (IN MILLIONS)
         Bank overdraft                                        Rs.46                Rs.-               US$-
         Unearned income                                       1,605               2,235                 48
         Deferred taxation                                     1,155               3,183                 68
         Other payables and accrued expenses                   3,559               5,313                113
                                                     ----------------    ----------------   ----------------
              TOTAL                                         Rs.6,365           Rs.10,731             US$229
                                                     ================    ================   ================


          Bank overdraft of Rs. 46 million and Rs.Nil million as of March 31, 2000 and 2001, respectively, represent book overdrafts.


12.      INCOME TAXES

          The income tax expense comprises the following:


                                                                   YEARS ENDED MARCH 31,
                                          -------------------------------------------------------------------
                                               1999               2000              2001              2001
                                          --------------    ---------------    --------------    ------------
                                                                    (IN MILLIONS)
         Current income tax expense            Rs.5,894           Rs.6,375          Rs.7,887          US$168
         Deferred income tax expense
             (benefit)                              404              (219)             1,759              38
                                          --------------    ---------------    --------------    ------------
                INCOME TAX EXPENSE             Rs.6,298           Rs.6,156          Rs.9,646          US$206
                                          ==============    ===============    ==============    ============


          The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

                                                                          YEARS ENDED MARCH 31,
                                                   ---------------------------------------------------------------------
                                                       1999               2000                2001              2001
                                                   --------------    ----------------    ----------------    -----------
                                                                              (IN MILLIONS)

         Net income before taxes                       Rs.15,002           Rs.19,331           Rs.25,173         US$537
         Effective statutory income tax rate
                                                          35.00%              38.50%              39.55%         39.55%
         Expected income tax expense                       5,251               7,442               9,956            212

         Adjustments to reconcile expected income tax to actual tax expense:
              Permanent differences:
               Income exempt under tax holiday
                                                           (708)               (899)             (1,209)           (26)
               Provision for diminution in value
                of investment not allowed for tax
                                                           1,896                  21                 153              3
               Exchange gain on GDR deposits
                treated as capital receipt for
                income tax purposes
                                                           (248)                (94)                (60)            (1)
               Other, net                                    107               (451)                 775             17
              Effect of change in statutory
                 tax rate                                    -                   137                  31              1
                                                   --------------    ----------------    ----------------    -----------
                INCOME TAX EXPENSE                      Rs.6,298            Rs.6,156            Rs.9,646         US$206
                                                   ==============    ================    ================    ===========

          The tax effects of significant temporary differences are as follows:

                                                                                    AS OF MARCH 31,
                                                                  -----------------------------------------------------
                                                                       2000                2001               2001
                                                                  ----------------    ----------------    -------------
         TAX EFFECT OF:                                                              (IN MILLIONS)

           DEDUCTIBLE TEMPORARY DIFFERENCES:
             Allowances for trade receivables
                                                                           Rs.482              Rs.387             US$8
             Other                                                            511                  -                 -
                                                                  ----------------    ----------------    -------------
                DEFERRED TAX ASSET                                         Rs.993              Rs.387             US$8
                                                                  ----------------    ----------------    -------------

           TAXABLE TEMPORARY DIFFERENCES:
              Property, plant and equipment                              Rs.2,148            Rs.3,204            US$68
              Investment income deferred for tax                               -                  269                6
              Other                                                            -                   97                2
                                                                  ----------------    ----------------    -------------
                DEFERRED TAX LIABILITY                                   Rs.2,148            Rs.3,570            US$76
                                                                  ----------------    ----------------    -------------
                NET DEFERRED TAX LIABILITY                               Rs.1,155            Rs.3,183            US$68
                                                                  ================    ================    =============

13.      SHAREHOLDERS' EQUITY

          On September 26, 2000, the shareholders of the Company approved a stock dividend of equity shares in the ratio of two equity shares for every one equity share held, which was distributed on November 24, 2000 to shareholders on record as of November 16, 2001. In accordance with ARB No. 43, the Company has capitalized the legally required face value of the equity shares issued.

          During the year ended March 31, 2001, the authorized share capital of the Company was increased from 100 million equity shares of Rs.10 each aggregating Rs.1,000 million to 300 million equity shares of Rs.10 each aggregating Rs.3,000 million.

14.      REVENUES

          Revenues comprise the following:

                                                                            YEARS ENDED MARCH 31,
                                                       -----------------------------------------------------------------
                                                           1999              2000             2001             2001
                                                       --------------    -------------    --------------    ------------
                                                                                (IN MILLIONS)
         Revenues from foreign Administrations
         for incoming traffic:
             Telephone                                     Rs.43,834        Rs.45,161         Rs.46,674          US$996
             Telex                                               186              128               112               2
         Revenues from DoT for outgoing traffic:
             Telephone                                        18,243           18,375            18,345             392
             Telex                                               173              175               112               2
         Leased circuits                                       2,499            2,986             3,140              67
         Telegraph, television and others                      2,246            2,815             3,533              76
                                                       --------------    -------------    --------------    ------------
              TOTAL                                        Rs.67,181        Rs.69,640         Rs.71,916        US$1,535
                                                       ==============    =============    ==============    ============


15.      NETWORK AND TRANSMISSION COSTS

          Network and transmission costs comprise the following:

                                                                         YEARS ENDED MARCH 31,
                                                 ----------------------------------------------------------------------
                                                     1999               2000                2001              2001
                                                 --------------    ----------------    ---------------     ------------
                                                                             (IN MILLIONS)

         Payment for traffic costs to:
             DoT                                     Rs.27,682           Rs.29,254          Rs.27,341           US$584
             Foreign administrations                    14,762              13,374             13,866              296
         Rent of land lines                                915                 579              1,037               22
         Other transmission facilities                   1,780               2,414              2,906               62
                                                 --------------    ----------------    ---------------     ------------
              TOTAL                                  Rs.45,139           Rs.45,621          Rs.45,150           US$964
                                                 ==============    ================    ===============     ============

16.  OTHER OPERATING COSTS

         Other operating costs comprise the following:

                                                                           YEARS ENDED MARCH 31,
                                                      -----------------------------------------------------------------
                                                          1999              2000             2001             2001
                                                      -------------     -------------    -------------     ------------
                                                                               (IN MILLIONS)

         Staff costs:
             Salaries and wages                            Rs. 680           Rs. 866         Rs.1,400            US$30
             Social security contributions                      86                90              132                3
         Energy costs                                          175               235              271                6
         Advertising                                           102               113              116                2
         Repairs,  maintenance,  marketing and other
             costs                                             585             1,318            1,104               24
                                                      -------------     -------------    -------------     ------------
              TOTAL                                       Rs.1,628          Rs.2,622         Rs.3,023            US$65
                                                      =============     =============    =============     ============


17.      NON-OPERATING INCOME

          Non-operating income comprises the following:


                                                                           YEARS ENDED MARCH 31,
                                                      -----------------------------------------------------------------
                                                          1999              2000             2001             2001
                                                      -------------     -------------    -------------     ------------
                                                                               (IN MILLIONS)

         Foreign exchange gains, net                      Rs.3,168          Rs.1,449         Rs.2,878            US$61
         Profit (Loss) on sale of fixed assets                  10                86              (5)                -
         Miscellaneous income                                  136               286              185                4
                                                      -------------     -------------    -------------     ------------
              TOTAL                                       Rs.3,314          Rs.1,821         Rs.3,058            US$65
                                                      =============     =============    =============     ============

18.  RETIREMENT BENEFITS

         GRATUITY

          The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company's financial statements as of March 31, 2000 and 2001.

                                                                                         AS OF MARCH 31,
                                                                           --------------------------------------------
                                                                               2000            2001            2001
                                                                           --------------   ------------    -----------
                                                                                          (IN MILLIONS)

         CHANGE IN BENEFIT OBLIGATION:

           Projected benefit obligation, beginning of the year                    Rs.151         Rs.153           US$4
           Service cost                                                                8              8              -
           Interest cost                                                              16             16              -
           Actuarial loss/(gain)                                                     (21)             65             1
           Benefits paid                                                              (1)            (10)            -
                                                                           --------------   ------------    -----------
                PROJECTED BENEFIT OBLIGATION, END OF THE YEAR                        153            232              5
                                                                           --------------   ------------    -----------

         CHANGE IN PLAN ASSETS:

           Fair value of plan assets, beginning of the year                          56             95              2
           Actual return on plan assets                                               7             10           -
           Employer contributions                                                    33             32              1
           Benefits paid                                                             (1)           (10)          -
                                                                           --------------   ------------    -----------
                FAIR VALUE OF PLAN ASSETS, END OF THE YEAR                            95            127             3
                                                                           --------------   ------------    -----------

           Excess of obligation over plan assets                                    (58)          (105)            (2)
           Unrecognized actuarial loss                                                2             68              1
           Unrecognized transitional obligation                                      18             13           -
                                                                           --------------   ------------    -----------
                ACCRUED BENEFIT                                                  Rs.(38)        Rs.(24)         US$(1)
                                                                           ==============   ============    ===========


          Net gratuity cost for the years ended March 31, 1999, 2000 and 2001 comprises the following components:

                                                                            YEARS ENDED MARCH 31,
                                                       ----------------------------------------------------------------
                                                             1999              2000             2001             2001
                                                       --------------    -------------    --------------    -----------
                                                                                (IN MILLIONS)
         Service cost                                           Rs.7            Rs. 8             Rs. 8           US$-
         Interest cost                                            11               16                16           -
         Amortization of unrecognized transitional
             obligation                                            5                5                 5           -
         Actual investment return                                (4)              (7)              (10)           -
                                                       --------------    -------------    --------------    -----------
              NET GRATUITY COST                                Rs.19            Rs.22             Rs.19           US$-
                                                       ==============    =============    ==============    ===========

          The assumptions used in accounting for the gratuity plan for the years ended March 31, 1999, 2000 and 2001 are set out below:

                                                                                          YEARS ENDED MARCH 31,
                                                                                    -----------------------------------
                                                                                      1999         2000         2001
                                                                                    ---------    ---------    ---------
                                                                                                   (%)

         Discount rate                                                                  10.5         10.5         10.5
         Rate of increase in compensation levels of covered employees                      6            6            6
         Rate of return on plan assets                                                   9.5          9.5          9.5


          LEAVE ENCASHMENT

          The Company provided Rs.11 million, Rs.26 million and Rs.28 million for leave encashment for the years ended March 31, 1999, 2000 and 2001, respectively.


          PROVIDENT FUND

          The Company contributed Rs.36 million, Rs.45 million and Rs.75 million to the provident fund for the years ended March 31, 1999, 2000 and 2001, respectively.


19.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS


          The  carrying   amounts  for  cash,   cash   equivalents,   short-term
     investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments.


20.  COMMITMENTS AND CONTINGENCIES

          Commitments and contingencies are as follows:

          CAPITAL COMMITMENTS

          Capital commitments represent expenditure, principally relating to the construction of new buildings, submarine cables and expansion of transmission equipment, which had been committed under contractual arrangements and unpaid amounts on investments, with the majority of payments due within a one year period. The amount of these commitments totalled Rs.2,887 million as of March 31, 2001.

          CONTINGENCIES

          INCOME TAX MATTERS

          For the assessment years 1988-89,  1994-95 and 1996-97 to 1998-99, the income tax authorities have raised demands aggregating Rs.14,728 million, including interest of Rs. 6,343 million on the disallowance of license fee paid by the Company to DoT and other claims against which amounts aggregating to Rs.10,625 million have been paid or adjusted. The claim for license fee for assessment year 1995-96 has been allowed by the Income Tax Appellate Tribunal. The Company has been advised by counsel that the demands are not likely to be sustained and hence no provision is considered necessary.

          OTHER CONTINGENCIES

          The Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of business. There are no such matters pending that the Company expects to be material in relation to the business.


21.  RELATED PARTY TRANSACTIONS

          The Company's principal related parties consist of government departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, sharing costs and revenues and subletting premises. Transactions other than with the DoT are at arm's length in accordance with law. Transactions with the DoT are subject to the revenue sharing agreement discussed in Note 1d. The Company's significant related party balances and transactions with DoT are detailed in the Statement of Income and in Notes 5, 10, 14 and 15. Other related party transactions and balances are immaterial individually and in the aggregate.

22.  SEGMENT INFORMATION

          The Company has three operating segments, comprising telephony, Internet and leased line services. Operating segments other than the telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, and do not qualify as reportable segments. Information about these segments has been aggregated and reported in the "All other" category.

          The Company's chief operating decision maker utilizes revenue information in assessing performance and making overall operating decisions and resource allocation. Communication services are provided utilizing the Company's assets, which generally do not make a distinction between the types of services. As a result, the Company cannot, and does not, allocate expenses relating to assets or asset costs by segment.

          Summarized segment information for the years ended March 31, 1999, 2000 and 2001 is as follows:

                                                                  YEARS ENDED MARCH 31,
                                                                      (IN MILLIONS)
                                 -----------------------------------------------------------------------------------------
                                            1999                           2000                           2001
                                 ----------------------------    --------------------------    ---------------------------
                                    BASIC                        BASIC                            BASIC
                                  TELEPHONY     ALL OTHER        TELEPHONY     ALL OTHER        TELEPHONY     ALL OTHER
                                 ------------ ---------------    ----------- --------------    ------------ --------------
Traffic revenue                    Rs.62,077        Rs.5,104      Rs.63,535       Rs.6,105       Rs.65,019       Rs.6,897
Income from satellite consortia        -                 757           -               737           -              1,160
                                 ------------ ---------------    ----------- --------------    ------------ --------------
  OPERATING REVENUE                   62,077           5,861         63,535          6,842          65,019          8,057
Network and transmission costs        42,976           2,163         43,004          2,617          41,861          3,289
License fee                            4,157          -               4,712         -                5,022        -
                                 ------------ ---------------    ----------- --------------    ------------ --------------
  SEGMENT OPERATING PROFIT            14,944           3,698         15,819          4,225          18,136          4,768
                                 ============ ===============    =========== ==============    ============ ==============

TOTAL SEGMENT OPERATING PROFIT                        18,642                        20,044                         22,904
Less:   Unallocable   operating                        2,894                         4,156                          4,752
  costs
                                                 ------------                   -----------                    -----------
OPERATING PROFIT, AS REPORTED                      Rs.15,748                     Rs.15,888                      Rs.18,152
                                                 ============                   ===========                    ===========


          Unallocable   operating   costs  include  staff  cost,   energy  cost,
     depreciation and other general administrative overheads, which are not allocable segment-wise.

          Revenues from major customers are as follows:


                                                        YEARS ENDED MARCH 31,
                             -----------------------------------------------------------------------------
                                 1999                 2000                 2001                2001
                             --------------     -----------------     ---------------    -----------------
                                                            (IN MILLIONS)

         DoT                     Rs.18,416             Rs.18,550           Rs.18,346               US$392
         USA-MCI                     7,749                11,071              10,916                  233
         USA-ATT                     7,572                 5,157               9,639                  206
         UAE                         6,921                 6,589               7,222                  153
         UK-BTI                      4,501                 4,276               2,213                   47
         Saudi Arabia                4,179                 3,179               4,185                   89
         US Sprint                   1,216                 1,794               1,384                   30
         UK MCL                      1,119                   928                 717                   15
         Singapore                   1,067                 1,719               1,384                   30
         Canada                      1,232                 1,199                 702                   15
                             --------------     -----------------     ---------------    -----------------
         TOTAL                   Rs.53,972             Rs.54,462           Rs.56,708             US$1,210
                             ==============     =================     ===============    =================


          Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company's total credit exposure.

          The balances due from major customers are as follows:


                                         YEARS ENDING MARCH 31,
                         -------------------------------------------------------
         CUSTOMER NAME        2000                2001               2001
                         ----------------    ----------------   ----------------
                                             (IN MILLIONS)

         USA-MCI                Rs.7,308            Rs.4,066              US$87
         USA-ATT                   1,616               2,585                 55
         UAE                       4,197               2,419                 51
         UK-BTI                    3,689               1,717                 37
         Saudi Arabia              1,534               2,057                 44
         Singapore                 1,118                  49                  1
                         ----------------    ----------------   ---------------
                         ----------------    ----------------   ---------------
              TOTAL            Rs.19,462           Rs.12,893             US$275
                         ================    ================   ===============


          All revenues earned by the Company are from its operations in India. Substantially all of the Company's fixed assets are located in India.

23.  SUBSEQUENT EVENTS REVIEW

     A.   CONVERSION OF INTELSAT INTO A PRIVATE COMPANY

          Intelsat, the world's largest commercial satellite communications organisation, was privatised on July 18, 2001. The holding company is known as Intelsat Ltd., incorporated in Bermuda. After conversion, the Company holds 5.4% (27,045,940 shares of par value US$1 each) in Intelsat. The Company is represented on the Board of Directors of Intelsat Ltd.

     B.   PROPOSED VOLUNTARY RETIREMENT SCHEME ("VRS")

          On August 1, 2001, the Company announced a VRS with the primary objective of improving the average mix of its employees as also to improve the overall skill level. The scheme remains open from September 1, 2001 to September 30, 2001. Employees who are at least 50 years of age and have rendered a minimum of 10 years service in the Company are eligible to opt for voluntary retirement. Apart from normal retirement benefits, employees opting for voluntary retirement will be entitled to an ex-gratia payment of 60 days salary (basic and dearness allowance) for each completed year of service or payment of salary for the remaining period of service left before retirement, whichever is lower. As the scheme has not closed as of September 24, 2001, the Company is unable to accurately predict the cost of the scheme.