Form 20-F/A
period 2001-03-31
VIDESH SANCHAR NIGAM LTD
filed 2001-11-07
CIK 1116134

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               NOVEMBER 7, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 20-F/A

                                AMENDMENT NO. 1

                                   (Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                             OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2001

                                             OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ________

Commission File Number 001-15118

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

Title of Each Class                    Name of Each Exchange on Which Registered
American Depositary Shares*
Equity Shares, par value Rs.10 per share    New York Stock Exchange
                                            New York Stock Exchange

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

Yes [X]       No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]  Item 18 [X]

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares.

     Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

                                     EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001 (the "Annual Report") is being filed to resubmit the exhibits filed thereto, a certain number of which had portions that were illegible due to formatting problems and one of which was inadvertently omitted due to a transmission error that occurred when the Annual Report was being filed electronically with the Securities and Exchange Commission. This Amendment No. 1 amends and restates in its entirety "Item 19. Exhibits" of the Annual Report.

Item 19.  Exhibits

Exhibit
Number    Description
--------------------------------------------------------------------------------

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

1.5*      Specimen  Certificate  for  Equity  Shares  of  Videsh  Sanchar  Nigam
          Limited.

2.1* Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2 Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

4.1* License Agreement for the provision of Internet Service between the President of India and Videsh Sanchar Nigam Limited, dated January 25, 1999.

4.2+ Total Accounting Rate Arrangement between Videsh Sanchar Nigam Limited and Concert-USA

4.3+ Total Accounting Rate Arrangement between Videsh Sanchar Nigam Limited and Concert (UK).

4.4+ Total Accounting Rate Arrangement letter between Videsh Sanchar Nigam Limited and UAE.

4.5 Memorandum of Understanding between Videsh Sanchar Nigam Limited and Ministry of Communications, Department of Telecommunications for the year 2001-2002.

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

10.1 The Hindu Business Line, article titled "Teledensity Set to Exceed Target", dated September 15, 2001.

10.2      ITSpace.com, article regarding analysis of VSNL, dated April 2001.

Exhibit
Number    Description
--------------------------------------------------------------------------------

10.3*     License granted under the Indian Telegraph Act, 1885 to Videsh Sanchar
          Nigam   Limited,   dated  January  22,  1999, by  the   Department  of
          Telecommunications.

10.4      Letter   from  the   Ministry   of   Communications,   Department   of
          Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

10.5 Telecom Regulatory Authority of India Consultation Paper No. 2001/2 on International Long Distance Services, dated September 3, 2001.

-------------------------------
+Registrant has requested confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

*Previously filed as an exhibit to the Company's Annual Report on Form 20-F (File No. 000-30772) filed with the Commission on October 13, 2000 and incorporated herein by reference.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

November 7, 2001

                                          VIDESH SANCHAR NIGAM LIMITED



                                          By: /s/ S.K. Gupta
                                              ---------------------------------
                                          Name:  S.K. Gupta
                                          Title: Chairman & Managing Director



                                          By: /s/ R.S.P. Sinha
                                              ---------------------------------
                                          Name:  R.S.P. Sinha
                                          Title: Director (Finance)