Form 20-F
period 2002-03-31
VIDESH SANCHAR NIGAM LTD
filed 2002-09-27
CIK 1116134

================================================================================


             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               September 27, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F



[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2002

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 For the transition period from        to
                                                         ------    --------

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

Title of Each Class                              Name of Each Exchange on Which
                                                 Registered
American Depositary Shares*                      New York Stock Exchange
Equity Shares, par value Rs.10 per share**       New York Stock Exchange

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

285,000,000 EQUITY SHARES.

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

Item 17 [ ]    Item 18 [X]

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares.
** Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.


================================================================================

                                TABLE OF CONTENTS

CERTAIN DEFINED TERMS                                                                             3
CURRENCY OF PRESENTATION                                                                          3
EXCHANGE RATES                                                                                    3
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS                                   3
PART-I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                   4
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE                                                 4
  ITEM 3. KEY INFORMATION                                                                         4
  ITEM 4. INFORMATION ON THE COMPANY                                                             19
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                           51
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                             67
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                      76
  ITEM 8. FINANCIAL INFORMATION CONSOLIDATED FINANCIAL INFORMATION                               78
  ITEM 9. THE OFFER AND LISTING                                                                  78
  ITEM 10. ADDITIONAL INFORMATION                                                                82
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS                           99
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                               100
PART-II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                      100
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS         100
  ITEM 15. RESERVED                                                                             100
  ITEM 16. RESERVED                                                                             100
PART-III
  ITEM 17. FINANCIAL STATEMENTS                                                                 100
  ITEM 18. FINANCIAL STATEMENTS                                                                 100
  ITEM 19. EXHIBITS                                                                             100
SIGNATURES                                                                                      102

CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," "our," the "Company" and "VSNL" are to Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India. References to "Equity Shares" or "Shares" are to the equity shares, par value Rupees 10 per share of the Company. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing two Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs"). References to the "Department of Telecommunications" or "DOT" are to the Department of Telecommunications/Telecom Commission/Department of Telecom Operations and to the Department of Telecom Services of the Government of India, collectively. The Government of India is sometimes referred to herein as the "Government." Effective October 1, 2000, the operations of the Department of Telecom Services and Department of Telecom Operations have been transferred to Bharat Sanchar Nigam Limited, sometimes referred to herein as "BSNL", a company wholly owned by the Government. References to "MTNL" are to Mahanagar Telephone Nigam Limited. References to the "Shareholders' Agreement" or the "SHA" are to the Shareholders' Agreement dated February 13, 2002, among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited. References to the "Share Purchase Agreement" or the "SPA" are to the Share Purchase Agreement dated February 6, 2002 among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, Tata Industries Limited, and the Company. References to the "TRAI" are to the Telecom Regulatory Authority of India of the Government of India. References to "NLD" are to national long distance services/domestic long distance services. References to "ILD" are to international long distance services/international telephony services. References to "PSU" are to public sector undertakings of the Government of India.


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


EXCHANGE RATES

     The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was Rs.48.83 per $1.00 on March 29, 2002 for the conversion of Rupees into US Dollars.

     Unless otherwise specified herein, financial information has been converted into US Dollars at such Noon Buying Rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see "Item 3. Key Information -- Selected Financial Data -- Exchange Rates."


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


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

     SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data. The financial data have been derived from our financial statements prepared in accordance with US GAAP. Our selected income statement data for the fiscal years ended March 31, 2000, 2001 and 2002 and the selected balance sheet data as of March 31, 2001 and 2002 are derived from our audited financial statements included in this annual report, together with the report of Deloitte Haskins & Sells, independent accountants. Our selected income statement data for the fiscal year ended March 31, 1999 and our selected balance sheet data as of March 31, 2000 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are prepared in Indian rupees. Financial data as of and for the year ended March 31, 2002 have been translated into US dollars for your convenience.

     The balance sheets for the Company as of March 31, 1998 and 1999 and the related statements of income, cash flows and shareholders' equity for the years ended March 31, 1998 were prepared under International Accounting Standards. It is not practicable, without unreasonable effort or expense, to convert the data for these years from International Accounting Standards to US GAAP.

     The Company has no subsidiaries.

                                                                          YEARS ENDED MARCH 31
                                             ------------------------------------------------------------------------------
                                                1999            2000            2001            2002                2002
                                             ---------       ---------       ----------      ----------          ----------
                                                                (millions of Rs.)(1)                        (millions of US$)(1)
INCOME STATEMENT DATA(6)
Total operating revenue                         67,938          70,377           73,076          65,050             1332.17
Total cost of revenue                           49,296          50,333           50,172          44,970              920.95
Gross Margin                                    18,642          20,044           22,904          20,080              411.22
Total other operating costs                      2,894           4,156            4,752           6,701              137.23
                                            ----------       ---------       ----------
Operating profit                                15,748          15,888           18,152          13,379              273.99
Total other income (expense), net                 (746)          3,443            7,021           5,751              117.78
                                            ----------       ---------       ----------
Income before income tax                        15,002          19,331           25,173          19,130              391.77
Income tax expense                              (6,298)         (6,156)          (9,646)         (5,959)            (122.04)
Dividend tax                                       (38)            (84)            (105)         (3,634)             (74.42)
                                            ----------       ---------       ----------
Net income                                       8,666          13,091           15,422           9,537              195.31
                                            ==========       =========       ==========
Earnings per equity share-
 basic and diluted(2)&(5)                    Rs. 30.41       Rs. 45.93       Rs.  54.11      Rs.  33.46          US$   0.69
Weighted average number of
 Equity Shares outstanding(3)                      285             285              285             285                 285
Earnings per ADS-basic and
 diluted (where each ADS
 represents two equity shares)               Rs. 60.82       Rs. 91.86       Rs. 108.22      Rs.  66.92          US$   1.38
Dividends per share                          Rs.     4       Rs.     8       Rs.      8      Rs.    125          US$   2.55

OTHER FINANCIAL DATA(6)
Net cash provided by
 operating activities                            6,679           7,947           23,121           9,485              194.25
Net cash used by investing
 activities(4)                                  (6,601)         (3,898)         (41,416)         26,068              533.85
Dividends                                         (380)           (760)            (760)        (35,625)            (729.57)
Net cash used by financing
 Activities                                     (1,916)           (740)            (806)        (29,874)            (611.80)


                                                                                       AS AT MARCH 31,
                                                                -----------------------------------------------------------
                                                                 2000            2001             2002                2002
                                                                ------          -------          ------             -------
BALANCE SHEET DATA(6)
Total assets                                                    83,211          100,425          74,846             1532.79
Short Term Borrowings                                                                             5,751              117.78
Trade payables                                                  13,535           11,309           5,728              117.30
Accrued expenses and other liabilities                           6,365           10,731          10,325              211.45
                                                                ------          -------
Total liabilities                                               19,900           22,040          21,804              446.53
Total shareholders' equity                                      63,311           78,385          53,042             1086.26

----------
Note
(1)  Except per share data.
(2) Calculated on a weighted average basis giving retroactive effect to stock dividends issued during November 2000.
(3)  In millions.
(4) Comprise purchases of property, plant and equipment, capital work in progress and expenditure on investments, including net investments in various satellite consortia.
(5) On September 26, 2000, the shareholders of the Company approved a stock dividend of Equity Shares in the ratio of two Equity Shares for every one Equity Share held, which was distributed on November 24, 2000 to shareholders on record as on November 16, 2000. The Company has capitalized the legally required face value of the Equity Shares issued.
(6) The above data should be read along with the Notes included with the financial statements.

     DIVIDENDS

     Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. In addition, the Board of Directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. In 1996, the Ministry of Finance adopted non-binding guidelines regarding the payment of dividends by "public sector undertakings" ("PSUs"), including the Company which was a PSU during the time the payments of dividend were made (except the final dividend of Rs.12.50 per share for the financial year 2001-02). According to such guidelines, profit-making PSUs which are commercial enterprises should generally declare a minimum dividend each fiscal year of 20 percent of the higher of paid-up share capital as of year-end and profit after tax for such year. These guidelines have not been complied with by a substantial number of PSUs, including the Company. The Ministry of Finance has requested that PSUs that have not complied with the guidelines for the fiscal year ended March 31, 1996 declare an interim dividend for the year ending March 31, 1997, and 1998, which would be adjusted against the final dividend payable for such year. During the time it was a PSU, the Company requested the Department of Telecommunications to inform the Ministry of Finance that the Company prefers to retain its earnings instead of paying substantial dividends in accordance with such request or the guidelines, since the former serves to enhance shareholder value in the Company. The Company, which is no longer a PSU, will not be subject to these guidelines in the future.

     Owners of ADRs are entitled to receive dividends payable in respect of the Equity Shares represented by their ADSs. The Equity Shares represented by ADSs rank pari passu with existing Equity Shares of the Company in respect of dividends. Cash dividends in respect of the Equity Shares represented by the ADSs will be paid to the Company's depositary for the ADSs, The Bank of New York (the "Depositary") in Rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into US Dollars and distributed, net of Depositary fees and expenses, to the holders of such ADRs.

     With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Equity Shares to the end of the fiscal year for which such dividends are declared and paid.

     The following table sets forth the annual dividends paid per Share for each of the fiscal years indicated.

                                                      DIVIDEND PER SHARE
                            ACTUAL DIVIDEND            BASED ON INCREASE
                           PAID PER SHARE(1)          IN SHARE CAPITAL(3)
FOR THE FISCAL         ------------------------     -----------------------
YEAR ENDED MARCH 31,   INDIAN RUPEES     US$(2)     INDIAN RUPEES    US$(2)
--------------------   -------------     ------     -------------    ------
2002                       87.50          1.79          87.50         1.79
2001                       50.00          1.04          50.00         1.04
2000                        8.00          0.17           2.67         0.06
1999                        8.00          0.18           2.67         0.06
1998                        4.00          0.09           1.33         0.03

----------

(1) Dividends are payable pro rata from the date of allotment. Based on the recommendation of the Board of Directors at a Shareholders meeting held on August 20, 2002, the shareholders approved a final dividend of Rs.87.50 per share for fiscal year 2002, of which Rs.75 per share was already paid as Interim dividend during February 2002 and the final dividend of Rs.12.50 paid in August, 2002.

(2) The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date. For fiscal year 2002, the figure in the chart is based on the Noon Buying Rate for March 29, 2002. However, the actual dividends paid per share will be based on the Noon Buying Rate on the date of payment of the dividends.

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

FISCAL YEAR ENDED MARCH 31,        PERIOD END        AVERAGE         HIGH       LOW
---------------------------        ----------        -------        -----      -----
1998                                  39.53           37.36         39.55      35.72
1999                                  42.50           42.27         42.83      39.75
2000                                  43.65           43.46         43.65      42.84
2001                                  46.85           45.88         46.90      43.70
2002                                  48.83           47.81         48.83      46.88

     The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

MONTH                                       HIGH (RS.)       LOW (RS.)
-----                                       ----------       ---------
March 2002                                    48.83           48.71
April 2002                                    49.01           48.83
May 2002                                      49.07           48.97
June 2002                                     49.07           48.86
July 2002                                     48.87           48.69
August 2002                                   48.73           48.52
September 2002 (through September 24)         48.57           48.42


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

THE NEW TELECOMMUNICATIONS POLICY AND OTHER REGULATORY CHANGES WITH RESPECT TO THE TELECOMMUNICATIONS INDUSTRY HAVE EXPOSED US TO INCREASED COMPETITION WHICH MIGHT ADVERSELY AFFECT OUR REVENUES AND MARKET SHARE AND THE PRICE OF OUR EQUITY SHARES AND ADSS.

     The New Telecom Policy 1999 (the "Policy") came into effect on April 1,
1999.

     The Policy sets forth a new policy framework for telecommunications regulations in India. One of the stated goals of the Policy is to foster greater competition in the telecommunications industry and it addresses a broad range of matters, including cellular mobile services, fixed line service, domestic long distance, global mobile personal communications, the Department of Telecommunications restructuring, spectrum management, the role of the Telecom Regulatory Authority of India (the "TRAI") and Internet telephony. The Policy states, among other things, that the opening up of international telephony service to competition will be reviewed by the year 2004. The Department of Telecommunications retains the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. In September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Instead of ending on March 31, 2004, the Company's monopoly ended on March 31, 2002. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced the following compensation package:

     (1) Grant of a license to offer domestic long distance services with the following terms:

          (a) the Government would pay to the Company a sum equal to the amount paid by the Company as entry fee and license fee for a period of 5 years commencing from April, 2001, net of taxes, and

          (b) a performance bank guarantee of Rs.4 billion for the prescribed roll out would be waived;

     (2) the Company would be granted a Category 'A' All India Internet Service Provider ("ISP") license which would enable it to provide Internet access at locations across the country; and

     (3) The Government would also consider additional compensation if found to be necessary based on a detailed review when undertaken.

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

     Thereafter, the Government initially directed BSNL and MTNL to route their ILD calls, which would be at market rates, through the Company for a period of 2 years after the transfer of management control to Panatone Finvest Limited as a 'Most Favoured Customer'. Subsequently, the Government announced that this routing arrangement was to be in satisfaction of any and all claims that the Company may have had regarding the advancement of ILD de-monopolisation by two years.

     The Company has been granted a license to provide domestic long distance telephone services and the Government has refunded the Company the amount paid towards the entry fee during the fiscal year 2001-02 amounting to Rs.1000 million (US$20.48 million). The Company was subsequently required to provide the performance bank guarantee, since the Government took the position that the exemption applied only as long as the Company remained a Public Sector Undertaking ("PSU"). Accordingly, the Company has provided the required bank guarantees for Rs.4000 million (US$81.92 million) under protest. The Company has been granted a Category "A" All India ISP license to provide Internet access at locations across the country.

     The Government has issued a standard licence agreement to International Long Distance Operators ("ILDOs"), which stipulates terms and conditions of the license to operate International Long Distance Services. The Company has requested the Government to agree to certain modifications to the standard license agreement incorporating certain services which the Company is already providing. The Company is awaiting a response from the Government before the new license agreement is to be signed, which is then expected to be valid for twenty years.

     The Government has legalized the provision of Internet telephony in India with effect from April 1, 2002, for which detailed guidelines were released by the Government on March 21, 2002. Only licensed ISPs are permitted to provide Internet telephony as per these guidelines. The opening up of this sector might adversely affect the telephony revenues of the Company.

     Since April 1, 2002 when international telephony was opened up to competition, operating licences have been issued by the Government to at least three operators. These operators have since also announced steep rate cuts which might affect the Company's revenues and market share and the price of the shares and ADSs.


THE GOVERNMENT OF INDIA'S DIRECTION TO THE LARGEST BASIC OPERATORS WITHIN THE COUNTRY, BSNL AND MTNL, TO ROUTE THEIR INTERNATIONAL CALLS AT MARKET RATES THROUGH THE COMPANY FOR A PERIOD OF TWO YEARS AFTER THE TRANSFER OF MANAGEMENT CONTROL TO PANATONE FINVEST LIMITED AS A 'MOST FAVOURED CUSTOMER', MAY NOT DETER THE GOVERNMENT OF INDIA FROM GRANTING AN INTERNATIONAL TELEPHONY OPERATING LICENSE TO BSNL AND MTNL.

     It is understood that BSNL and MTNL have applied for an operating license for international telephony and their applications are under review by the Government. MTNL and BSNL are separate entities, though under the control of the Government to the extent their Articles of Associations provide for such control. Such directive of the Government does not create a contractual relationship between the Company and BSNL/MTNL, and to that extent the Company may not have any contractual claim directly against them should BSNL and MTNL cease to route calls through the Company or attempt to renegotiate for rates that are less favorable to the Company. There can be no assurance that BSNL and MTNL would not be provided with an operating license for international telephony or that they would continue to route their international traffic through the Company. Furthermore, there can be no assurance that in the event that they are not granted the international telephony operating license, they would continue to pay to the Company rates that are as favourable as in the past.

     In addition, the Company is engaged in ongoing negotiations with BSNL and MTNL regarding new revenue sharing agreements. The Minister of Communications has recently stated that if the Company and BSNL and MTNL do not reach an agreement by October 1, 2002, BSNL and MTNL will be directed by the Government to route their international long distance calls through other international long distance operators, which could adversely affect the Company's revenues. See "-- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."


THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED BY ANY SLOWDOWN IN ECONOMIC GROWTH IN INDIA OR THE UNITED STATES.

     Since mid-1997, the economies of a number of Asian countries have experienced significant downturns. Most Asian economies currently are facing contractions in real economic activity. The Gross Domestic Product growth of India for the year 2001-02 was 5.4 percent as per the Reserve Bank of India Report. According to the Reserve Bank of India's annual report for 2000-01, India experienced an estimated real Gross Domestic Product growth of 5.2 percent during the year ended March 31, 2001, compared with 6.4 percent growth during the year ended March 31, 2000. The general slowdown in regional economies and in India has resulted in slower growth in the Company's traffic.

     Similarly, since approximately 45 percent of the Company's traffic is between India and the United States, any economic slowdown in economic activity in the United States, particularly in the information technology-related sector, could adversely affect the Company's business.


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

     Since achieving independence in 1947, India has had a mixed economy with a large public sector and extensive regulation of the private sector. Indian central and state governments have in the past, among other things, imposed controls on prices of a broad range of goods and services, restricted the ability of private sector enterprises to expand capacity, increase production, reduce employment or enter new businesses and imposed controls on the allocation of raw materials and foreign exchange. Since 1991, the Government has significantly relaxed restrictions on the private sector and introduced policies to liberalize the economy. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways which affect all Indian companies, including the Company.

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

     The budget and the policies for the fiscal year ending March 31, 2003 presented by the Government proposed the continuation of policies designed to promote economic deregulation and liberalization.

     In May 1998 India tested five nuclear devices at Pokhran in the State of Rajasthan. In response to the nuclear tests, certain countries, including the United States, announced economic sanctions against India. The United States economic sanctions, among other things, prohibited US banks from extending any loan or providing any credit to the Government, other than for the purchase of food or humanitarian aid, and further prohibited the export from the United States to India (directly or indirectly) of specified goods and technology which are subject to the export licensing requirements of the US Commerce Department. These sanctions have since been lifted. No assurance can be given, however, that these sanctions would not be reactivated or that additional economic sanctions of this nature will not be imposed by the United States or any other country, or that such sanctions if reimposed, would not have a material adverse effect on the Company's business or the price of the Shares and the ADSs. Although the Company is not listed as a company to which the sanctions would apply, export prohibitions and controls may have an adverse effect on the ability of the Company to import (directly or indirectly) certain types of computer equipment and software from the United States.


TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR INVOLVING INDIA, THE UNITED STATES AND OTHER COUNTRIES COULD ADVERSELY AFFECT THE FINANCIAL MARKETS AND THE COMPANY'S BUSINESS.

     Terrorist attacks, such as the ones that occurred in New York and Washington, D.C. on September 11, 2001 and New Delhi on December 13, 2001, and other acts of violence or war may negatively affect the Indian markets where the Company's equity shares trade and also adversely affect the world-wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company's business, financial conditions and results of operations. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

     Also as a result of such events, India, the United States or certain other countries may enter into armed conflict with other countries. In October 2001, the United States and certain other countries commenced military operations against various targets located in Afghanistan. After the December 13, 2001 attack in New Delhi and a recent terrorist attack on May 14, 2002 in Jammu, India, diplomatic relations between India and Pakistan became strained and there has been significant tension between these two countries. Tensions have recently risen to serious levels and the risk of intensified military hostilities between India and Pakistan cannot be ruled out. Military movements continue along both the Line of Control in Kashmir and the border between India and Pakistan, with artillery firing along the Line of Control. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. The consequences of any potential armed conflicts are unpredictable. In addition, India has from time to time experienced unrest relating to religious and political differences within India's population, such as the riots in Gujarat in early 2002.

     Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international or Indian financial markets or economic conditions or on Indian Government policy, and could have an adverse impact on the Company's business or the market price for the Company's ADSs and Equity Shares.


WE DO NOT CONTROL EITHER THE DOMESTIC TELEPHONE NETWORK ON WHICH ALL CALLS CARRIED BY US EITHER ORIGINATE OR TERMINATE NOR DO WE CONTROL THE RATES CHARGED TO END USERS OF SUCH SERVICES. CONSEQUENTLY, WE CANNOT ENSURE THE QUALITY OF, OR RATES FOR, THE DOMESTIC TELEPHONE NETWORK USED BY OUR CUSTOMERS.

     The Company's principal business is providing international telephone services to and from India. All calls carried by the Company either originate or terminate on India's domestic telephone network, which the Company does not own or control. Growth in demand for the Company's international services will depend, to a significant degree, on the development and maintenance of India's domestic telephone network. Demand for the Company's services also will depend on the rates charged to end users of such services, which rates are not controlled by the Company. See "Item 4. Information on the Company - Industry Overview" and "Government Regulation."


THE NEW TARIFF REGIME AND COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     The TRAI has authority, among other things, to set the limits on tariffs charged by telecommunications service providers in India, including the Company. Effective May 1999, the TRAI implemented the Telecommunications Tariff Order 1999 (the "Tariff Order"), which is intended to take account of a shift to a more competitive environment through cost-based, transparent tariffs. The Tariff Order envisaged reductions of up to 50 percent in peak international call tariffs, phased over three years ending March 31, 2002. In response to these changes, the Department of Telecommunications has issued its tariff orders effective from May 1999 pursuant to which international long distance tariffs have been reduced by approximately 27 percent and further tariff orders effective from October 1, 2000. The Tariff Order implements similar reductions for domestic long distance charges. In addition, the Tariff Order sets maximum tariffs for other services provided by the Company, including Internet services and leased lines. The revised tariff to be applicable from April 1, 2002 has been announced by the TRAI. The tariff has been reduced between 16% to 20%, approximately, as compared to the October, 2000 revision.

     Effective April 2002, the international long distance sector was opened up for competition. The Government has also directed BSNL and MTNL to route their ILD calls through the Company for a period of 2 years after the transfer of management control to Panatone Finvest Limited as a 'Most Favoured Customer', which would be at market rates. The market rate is already below the stipulated TRAI norms, and the Company has announced lowering tariffs to those levels. The Company's last revenue sharing arrangement with Bharat Sanchar Nigam Limited remained in force until March 31, 2002. The arrangement beyond that date is being negotiated. There can be no assurance that the new tariff regime or any unfavorable revenue sharing arrangement with the country's largest basic operators, BSNL and MTNL, would not have a material adverse effect on the Company's results of operations and financial condition. See "-- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."


NEW REVENUE SHARING ARRANGEMENTS BETWEEN THE COMPANY AND BSNL AND MTNL ARE BEING NEGOTIATED, AND COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AND COULD CAUSE THE PRICE OF OUR EQUITY SHARES AND ADSS TO GO DOWN.

     The Company derived a significant percentage of its revenues in fiscal 2002 and prior years from BSNL, MTNL and other national long distance and last mile operators pursuant to a revenue sharing agreement between the Company and BSNL. Under the agreement, the Company shared with these operators revenues received by the Company from foreign telecommunications administrations and carriers on incoming international calls terminating on India's domestic network, and also shared revenue received by these operators from Indian domestic subscribers on outgoing international calls initiated on India's domestic network. In fiscal 2002, net payments from BSNL accounted for approximately 25 percent of the total revenues of the Company. The prior arrangement began on April 1, 1997 and expired on March 31, 2002. The Company is currently in negotiations with BSNL and MTNL for new agreements, which would be effective from April 1, 2002, and is also in negotiations with a few other local operators as well. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement." While any revision would not affect the results declared for fiscal 2002, there can be no assurance that an unfavorable revision of the terms of the revenue sharing arrangement with BSNL and/or MTNL would not have a significantly adverse impact on the Company's future results of operations and financial condition. See "Item 4. Information on the Company -- Traffic and Revenue Sharing Agreement."

     On July 29, 2002, the Company reported unaudited results for the fiscal quarter ended June 30, 2002, which reflected a Profit before Tax of Rs.3,961 million (US$81.12 million) and Net Profit of Rs.2,612 million (US$53.49 million), both in accordance with Indian GAAP. The Company stated that it was "in the process of negotiating arrangements with major domestic telecom operators for revenue sharing. Pending final agreements income from operations as well as transmission costs included under "Network Costs" have been accounted based on the same ratio of revenue sharing as at the end of financial year 2001-02. On the conclusion of the negotiations, the figures would be adjusted accordingly and may have significant adverse impact on the results."

     At a conference to discuss its results, the Company estimated that in a "worst case scenario" resulting from the negotiations, the Net Profit for the quarter ended June 2002, might be reduced to around Rs.900 million (US$18.43 million).

     The negotiations concerning the revenue sharing arrangements continue, and no agreement has been reached. In the event that BSNL, MTNL and the Company are unable to reach an agreement, the Telecom Regulatory Authority of India ("TRAI") may be called upon by either party to arbitrate for a settlement of the dispute. On September 23, 2002, the Company requested that the TRAI step in to help facilitate an equitable resolution to the negotiations. In addition, in the event that BSNL and the Company are unable to reach an agreement, the Company may not be able to continue to recognize revenues for outbound traffic from BSNL and MTNL. The Minister of Communications, Government of India, has recently stated that if the Company does not reach an agreement with BSNL and MTNL by October 1, 2002, BSNL and MTNL will be directed by the Government to route their international long distance calls through another international long distance operator. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement -- Revenue Sharing Arrangement."


WE ARE SUBJECT TO EXTENSIVE REGULATION AND SUPERVISION BY THE GOVERNMENT AND THIS COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO TRANSACTIONS THAT ARE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

     The Company and its business are subject to extensive regulation and supervision by the Government of India and its departments, including the Department of Telecommunications and the TRAI. As noted above, the TRAI sets limits for the tariffs for telecommunication services. The Company's licenses provide that disputes relating to the terms of the Company's licenses are required to be submitted for compulsory and binding arbitration before the Government of India's Director General of Telecommunications.

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


THE GOVERNMENT CONTROLS OUR LICENSES TO PROVIDE INTERNATIONAL TELEPHONY SERVICES AND ANY MATERIAL MODIFICATIONS OF THE TERMS AND CONDITIONS OF THE LICENSES COULD DISRUPT OUR BUSINESS AND HAVE A MATERIAL ADVERSE EFFECT ON OUR PROSPECTS.

     The Company operates substantially all of the ILD services it provides, including basic international telephony services to and from India, pursuant to a license from the DOT that is valid until March 31, 2004. With the opening of the telecommunications sector to private operators, the Company is negotiating for a new license agreement with the DOT. See "-- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition." In addition, the Company has also been granted an NLD license and a Category "A" All India ISP license. The DOT retains the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, could have a material adverse effect on the Company's business and prospects. See "Item 4. Information on the Company - Government Regulations."


THE COMPANY IS CONTROLLED BY THE TATA GROUP AND THE GOVERNMENT.

     Panatone Finvest Limited, a wholly owned subsidiary of companies affiliated with the Tata Group, owns approximately 45 percent, and the Government of India owns approximately 26 percent, of our total outstanding equity. Panatone Finvest Limited acquired a 25 percent stake from the Government in February, 2002 as a result of the Government's decision to privatize the Company. Panatone Finvest Limited subsequently acquired an additional 20 percent of the Company's Shares through an open/tender offer to other shareholders.

     Panatone Finvest Limited and the Government are also parties to a Shareholders' Agreement dated February 13, 2002 (the "Shareholders' Agreement") pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of August 27, 2002, the board of directors consisted of 11 members, five of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government. As a result of their equity holdings and the Shareholders' Agreement, Panatone Finvest Limited and the Government control the Company, and have the power to elect all the directors and control all matters submitted to shareholders. The interests of Panatone Finvest Limited and the Government could differ from the interests of other shareholders of the Company.


THE COMPANY MAY FACE POTENTIAL CONFLICTS OF INTEREST RELATING TO ITS PRINCIPAL SHAREHOLDER, THE TATA GROUP.

     The Tata Group companies which own Panatone Finvest Limited exert significant control over the Company. The Tata Group has diverse business activities and interests, and some of its affiliates could engage in activities, or seek opportunities, that are or could be in competition with the activities or interests of the Company. While these Tata Group companies and Panatone Finvest Limited have agreed in a Shareholders Agreement to act in the best interests of the Company in the event that they become engaged in activities in competition with the Company, any conflicts of interest between these Tata Group companies and/or Panatone Finvest Limited and the Company could adversely affect the Company's business.


A DISAGREEMENT BETWEEN THE TATA GROUP AND THE GOVERNMENT CONCERNING ACTIVITIES OF THE COMPANY COULD RESULT IN A DEADLOCK, WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     Panatone Finvest Limited and the Government are parties to the Shareholders' Agreement, pursuant to which, among other things, they have agreed on the composition of the Company's board of directors, which comprise a certain number of persons nominated by each of them as well as a certain number of independent directors. Panatone Finvest Limited and the Government have also agreed that the Company shall not undertake certain major corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include any change in the Memorandum of Association and Articles of Association, the granting of any security or incurring of indebtedness in excess of the net worth of the Company, winding-up the Company, the making of loans in excess of Rs.500 million other than in the ordinary course of business, and the entering into of an amalgamation, merger, or consolidation. Panatone Finvest Limited and the Government have also agreed not to transfer their Shares in the Company without giving the other certain rights of first refusal and tag along rights.

     In the event that Panatone Finvest Limited and the Government fail to agree on any such matter, their disagreement could result in the Company not taking action or not taking advantage of a potential opportunity, which could in turn adversely affect the Company's business or the value of the Company's ADSs or Equity Shares.

     See "Item 10. Additional Information -- Rights of the Government of India under the Shareholders' Agreement to be exercised through its nominee directors on the Board -- Approval of Matters."


THE PRIVATIZATION OF THE COMPANY COULD RESULT IN DIFFICULTIES.

     As a result of the acquisition by Panatone Finvest Limited of 45 percent of the Equity Shares of the Company and the Shareholder Agreement, the Company is no longer a Government-owned entity. The Company's transition to a company that is primarily owned by private sector entities entails changes in management and may also mean changes in operating procedures, strategy and culture. In addition, the Company could be adversely affected by labor issues and compliance issues arising from the privatization process and obligations assumed by Panatone Finvest Limited. Under the terms of the Shareholders' Agreement between Panatone Finvest Limited and the Government, the parties have agreed, among other things, that Panatone Finvest Limited will not cause the Company to retrench employees for two years or to make certain other changes in employee benefit matters. The Company cannot assure you that it will not encounter difficulties in the transition to becoming a private sector company.

THE COMPANY MAY BE REQUIRED TO PAY ROYALTIES AND OTHER FEES WHICH AROSE IN PRIOR PERIODS.

     Until recently, the Company has not had to pay the Government certain royalties and other fees which arose in prior periods. The Company has made payments for certain royalties and fees already. However, there can be no assurance that the Company will not be required to make additional payments in the future, particularly since the Company is no longer majority-controlled by the Government and is no longer a PSU.


THE INDIAN TAX AUTHORITIES CLAIM THAT WE OWE CERTAIN TAX PAYMENTS. WE HAVE NOT MADE PROVISION IN OUR FINANCIAL STATEMENTS FOR SUCH CLAIMS AND IN THE EVENT THAT THE TAX AUTHORITIES PREVAIL ON THEIR CLAIMS THERE COULD BE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIALS AND OPERATIONS.

     The Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the fiscal year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.68 billion, Rs.3.51 billion, Rs.2.74 billion, Rs.3.39 billion and Rs.2.40 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs. 8.42 billion, have been applied by the Indian income tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.1.74 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of one and one fourth percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I, Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals)
- I, Mumbai. On September 14, 2000, the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, the refund due to the Company was adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

     The Income Tax Department has the right to appeal against the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has received communications from the High Court to the effect that the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.21.62 billion (US$442.76 million) including interest, but excluding penalties, thereon as of March 31, 2002 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim. The tax authorities have allowed license fees paid by the Company to the DOT as an allowable expenditure for the year ended March 31, 1999. The Company believes that license fees may be allowed as a deductible expenditure in the assessments of the pending years as well.

     The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the fiscal years ended March 31, 1996, 1997, 1998 and 1999 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.23 billion, Rs.0.58 billion, Rs.1.13 billion and Rs.1.49 billion in respect of taxes due in connection with such profits for the fiscal years ended March 31, 1996, 1997, 1998 and 1999, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of one and one fourth percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.6.71 billion (US$137.42 million) including interest, but excluding penalties thereon as of March 31, 2002 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.2.55 billion including interest but excluding penalties in respect of taxes due in connection with such reimbursements for the year ended March 31, 1994. The Company has paid to the tax authorities Rs.1.90 billion with respect to this claim. The Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I, Mumbai. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.55 billion (US$52.22 million) including interest, but excluding penalties, thereon as of March 31, 2002. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     Consequently, the Company has not made provision for the potential liability arising from these claims and there could be a significant negative impact on the Company's financial condition and operations if the Company does not prevail.

     In addition, under the Indian taxation laws, the Company is subjected to wealth tax on the net wealth of the Company since fiscal 1996 onwards. The Company is in the process of getting its assets valued under Indian tax laws. Pending such valuation the Company is not in a position to determine the potential wealth tax liability and has not made any payment toward such liability as of this date.

WE INTEND TO MAKE SUBSTANTIAL CAPITAL INVESTMENTS IN NEW TELECOMMUNICATIONS PROJECTS WHICH MAY BE SUBJECT TO EXECUTION RISK AND, IF NOT OFFSET BY ADDITIONAL REVENUE, WILL ADVERSELY AFFECT OUR OPERATING RESULTS.

     The Company intends to make substantial additional investments in new telecommunications projects, which require significant capital expenditures. See "Item 5. Operating and Financial Review and Prospects." Such projects entail engineering, construction and other normal commercial risks, and there can be no assurance that the projects currently contemplated by the Company will not encounter cost overruns or project delays or will be completed or will operate as planned. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all. In addition, the Company's procedures for preparing budgets and appraising and monitoring capital expenditure projects are less precise than those used by comparable private sector companies. Some currently ongoing projects were initiated under the approval of the DOT, when the Company was still a PSU, and certain technical studies remain to be completed and actual terms have not yet been finalized. See "Item 5. Operating and Financial Review and Prospects - Financial and Management Accounting and Reporting Systems." Most of the specific projects contemplated by the Company remain subject to further review and approval by the Board of Directors of the Company. In addition, some of such projects may not be possible without further liberalization of or other changes to the regulatory regime. There can be no assurance such regulatory changes will be made or that such projects will be implemented as currently planned. Furthermore, there can be no assurance that currently contemplated capital expenditures will be incurred as described herein or that if the projects are completed the capital investments made in such projects will be offset by additional revenue.


DELAYS IN REACHING AGREEMENT WITH OTHER MAJOR CARRIERS REGARDING RATES COULD CAUSE A SIGNIFICANT INCREASE IN OUR WORKING CAPITAL NEEDS WHICH IN TURN COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

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

     In recent years, international organizations such as the International Telecommunications Union and the Organization for Economic Cooperation and Development ("OECD") have expressed the need for revision of the international accounting rate system, and certain foreign telecommunications administrations and carriers have sought to reduce applicable accounting rates in bilateral negotiations with the Company. In August 1997, the United States Federal Communications Commission (the "FCC") issued an order (the "Order") establishing FCC Benchmarks that US carriers must comply with in establishing settlement rates for international calls with non-US telecommunications administrations and carriers. The Order requires, effective as of January 1, 1998, the accounting rate between US carriers and the Company to be reduced substantially over a four year transition period. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement -- Payments to and from Foreign Administrations or Carriers." Any such reduction in the accounting rates in effect between the Company and US or other foreign administrations or carriers may reduce the amount of net settlement payments received by the Company. The Company believes that, under the new revenue sharing arrangements to be finalized between the Company and BSNL and other last mile operators, any such reductions in net settlement payments received by the Company will result in substantially corresponding reductions in net payments made by the Company to BSNL and/or other last mile operators. The authority of the FCC to issue the Order and the Order itself have been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers, and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. The FCC, acting pursuant to the Order, has forced the US carriers to agree to the benchmark rates, which are lower than the rates previously in effect between the Company and some of its correspondent US carriers.

     Substantial delays in reaching final agreement with US carriers or other major carriers regarding rates could cause a significant decrease in the Company's working capital (net of cash) needs and ability to recognize revenues which in turn could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that such delays will not occur in the future. See "Item 5. Operating and Financial Review and Prospects."


MANY TELECOMMUNICATIONS CARRIERS HAVE SUFFERED DECREASING MARGINS AND FINANCIAL DISTRESS, WHICH MAY NEGATIVELY IMPACT THE COMPANY'S BUSINESS.

     As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers have suffered reduced profit margins and financial pressures, especially carriers located in the United States. Some companies, including some of those with whom we do business, have filed for protection from creditors under the Bankruptcy Code. The Company has a significant amount of exposure to carriers in the United States, with around 30 percent of its revenues generated through US based carriers.

     On July 21, 2002, WorldCom announced that it and substantially all of its direct and indirect United States subsidiaries (the "Debtors") had filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to the Bankruptcy Code.

     WorldCom is one of the Company's major carrier partners, with whom the Company exchanges traffic. For the year ended March 31, 2002, gross revenues from WorldCom represented 14.6% of the Company's total operating revenues.

     As at March 31, 2002, balances due from WorldCom amounted to Rs.5,612 million (US$115). Of the amounts outstanding from WorldCom as of March 31, 2002, the Company has recovered substantial amounts during the period commencing from April 1, 2002 through September 24, 2002.

     Of the revenues earned during the period commencing from April 1, 2002 through July 21, 2002, the date of voluntary petition for relief to the Bankruptcy Court, the Company has recovered Rs.1,512 million through September 24, 2002. In the event the Company is unable to recover any further outstanding balances due, the estimated exposure of the Company is Rs.950 million.

     Of the revenues earned during the period commencing from July 22, 2002 through August 31, 2002, the Company has not recovered any outstanding balances, as the same has not fallen due in view of the settlement cycle.

     While the Company remains optimistic that WorldCom will continue to operate and be able to pay amounts due to the Company, there can be no assurance that all the Company's receivables can be collected or that the Company will not be adversely affected by the financial difficulties of WorldCom and any other carriers that are in financial distress.


ANY SERIOUS DAMAGE TO THE UNDERSEA TELECOMMUNICATIONS CABLE SYSTEMS UTILIZED BY THE COMPANY MIGHT ADVERSELY AFFECT THE COMPANY'S TRAFFIC AND THEREBY THE COMPANY'S REVENUES.

     A major part of the Company's international traffic is routed through undersea cable systems landing in India as well as cable systems between different countries. These cables are prone to damages which are normally not serious in nature and during such interruptions the traffic is routed through the other remaining cable systems and satellites. However, serious damage to major cables landing in India could seriously disrupt traffic, leading to loss of revenues.

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

     The Company was established in 1986 by a transfer of all of the assets and employees of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India, to the Company, and the Company remained a PSU until government divestment last year. Consequently, the financial and management accounting and reporting systems of the Company are not as developed as those of certain comparable companies outside India. The Company believes that, due to weaknesses in its financial and management accounting and reporting systems and procedures, it has experienced in the past and continues to experience difficulties in generating timely and accurate information to manage and control its business efficiently. There can be no assurance that the Company will be able to remedy the deficiencies in its current systems and procedures. See "Item 5. Operating and Financial Review and Prospects -- Financial and Management Accounting and Reporting Systems."


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


THERE IS A LIMITED MARKET FOR THE ADSS.

     Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million at March 31, 2002, to approximately 31 million at June 30, 2002, or from 21 percent of outstanding equity to 11 percent, respectively. This may affect the liquidity of the market for the Company's ADSs and the price at which they trade.


INDIAN LAW IMPOSES FOREIGN INVESTMENT RESTRICTIONS THAT LIMIT A HOLDER'S ABILITY TO CONVERT EQUITY SHARES INTO ADSS, WHICH MAY CAUSE THE COMPANY'S EQUITY SHARES TO TRADE AT A DISCOUNT OR PREMIUM RELATIVE TO THE MARKET PRICE OF ITS ADSS.

     Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market have been permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government and also registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Company's Equity Shares to trade at a discount or premium to its ADSs. See "Item
10. Additional Information -- Exchange Controls and Other Limitations Affecting Security Holders."


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

YOU MAY NOT BE ABLE TO ENFORCE A JUDGMENT OF A FOREIGN COURT AGAINST THE
COMPANY.

     The Company is a limited liability company organized under the laws of India. All of the directors and officers of the Company and certain other persons named herein are residents of India, and all or a significant portion of the assets of all of the directors and officers and a substantial portion of the assets of the Company are located in India. As a result, it may be difficult for investors to effect service of process upon the Company or such directors or officers outside India or to enforce against them judgments obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws. The statutory basis for recognition and enforcement of foreign judgments in India is provided in Section 13 of the Code of Civil Procedure 1908 (the "Code") of India, which provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (1) where the judgment has not been pronounced by a court of competent jurisdiction, (2) where the judgment has not been given on the merits of the case, (3) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (4) where the proceedings in which the judgment was obtained were opposed to natural justice, (5) where the judgment has been obtained by fraud and (6) where the judgment sustains a claim founded on a breach of any law in force in India.
Section 44A of the Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United Kingdom, but not the United States, has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. Accordingly, a judgement of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability claim in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval under the Foreign Exchange Management Act, 1999 from the Reserve Bank of India to execute such a judgment or to repatriate any amount recovered. The date of passing of the judgment would be the date for fixing the rate of exchange at which the foreign currency amount should be converted to Rupees.


ITEM 4. INFORMATION ON THE COMPANY

     BUSINESS OVERVIEW

     The Company is the principal provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 237 territories worldwide. The Company provides international telephone, telex and telegraph services and as of March 31, 2002 operated twelve international switching and transmission facilities at eight ("gateways") locations - Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links.

     The Company derives the bulk of its revenue from payments from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from payments from Bharat Sanchar Nigam Limited and other last mile operators in India for the delivery of international calls abroad. The Company shares with Bharat Sanchar Nigam Limited and private fixed line or cellular network operators revenue received by the Company from foreign telecommunications administrations and carriers on incoming international calls terminating on India's domestic network, and also revenue received by Bharat Sanchar Nigam Limited and by private fixed line or cellular network operators from Indian domestic subscribers on outgoing international calls initiated on such network, pursuant to the terms of a revenue sharing arrangement between the Company, the private fixed line or cellular network operators and Bharat Sanchar Nigam Limited. The Company's most recent revenue sharing arrangement expired on March 31, 2002, and new arrangements are currently being negotiated. See
"-- Traffic Revenue and Revenue Sharing Arrangement" and "Item 3. Key Information -- Risk Factors -- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."

     The Company's services have grown rapidly in recent years reflecting both the overall economic growth of India and the increasing emphasis placed by the Government on improving the domestic telecommunications network. The total volume of telephone traffic transmitted over the Company's network has risen from 1,385 million paid minutes for the year ended March 31, 1997 to 3,120 million paid minutes for the year ended March 31, 2002, a compound annual growth rate of approximately 23 percent. The total number of effective telephone circuits operated by the Company increased from 14,184 at March 31, 1997 to 22,708 circuits at March 31, 2002. In addition, the Company has made significant enhancements to the efficiency of its transmission and switching capabilities, particularly through investment in digital equipment.

     The Company believes that there remains significant unsatisfied demand for telecommunication services in India. As per a report of BSNL, as of March 31, 2002 the penetration of telephone lines in India was approximately 4.4 lines per 100 inhabitants. This penetration is significantly below that in the Organization for Economic Cooperation and Development ("OECD") member countries and many other developing countries. The Company expects that continued expansion of the domestic network, movement towards cost-based tariffs and private sector participation in local fixed line and mobile telecommunications will significantly increase the level of telephone line penetration and quality of service in India in the future, resulting in growth in demand for its international telecommunication services.

     The Company also provides a number of specialized value-added services such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access in 22 cities, Internet leased lines access throughout India, transmission of standard business information ("electronic data interchange"), connections to business information and applications ("managed data network services"), video conferencing, the transmission of television signals (both video and audio), transmission of data over public data network for customers ("packet switched data transmission"), E-mail services and television uplinking.

     Demand for the Company's specialized and value-added services, particularly international leased lines and Internet access, has grown significantly in the past few years. The total leased lines (64 KBP equivalent) capacity has grown from 520 as of March 31, 1997, to 10,912 as of March 31, 2002. The Company's subscriber base for Internet access has increased from 28,042 (including BSNL customers) as of March 31, 1997 to 586,638 (excluding BSNL customers) as of March 31, 2002. The Company believes that this growth is consistent with increasing demand for data services worldwide and in India. The Company expects continued growth in its specialized and value-added services so as to build and maintain a base of direct retail customers.

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

     On February 1, 2001, the Government of India announced its intention to sell from its holding shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner through the competitive bidding route. As per the announcement made on February 5, 2002 by the Government of India, Panatone Finvest Limited was selected by the Government of India as the strategic partner for the sale of 71,250,000 fully paid-up Equity Shares representing 25 percent of the voting capital of the Company at a price of Rs.202 (US$4.14) per share. The aggregate purchase price was Rs.14,392.50 million (US$294.75 million) in cash. A share purchase agreement (the "Share Purchase Agreement") giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. The shareholders in Panatone Finvest Limited -- Tata Sons, Tata Power, Tata Steel and Tata Industries -- are also signatories to the Share Purchase Agreement though they did not directly purchase any of the Government of India's holding in the Company. The Company is also a party to the Share Purchase Agreement. In connection with the purchase of the Shares from the Government of India, Panatone Finvest Limited was required by the

Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Subsequently, Panatone Finvest Limited purchased an additional 20 percent on June 8, 2002, increasing its stake to 45 percent.

     A shareholders' agreement (the "Shareholders' Agreement") was entered into between the Government of India and Panatone Finvest Limited and its shareholders on February 13, 2002. Among other things, the Shareholders'
Agreement: provides for the nomination of directors by the Government and by Panatone Finvest Limited, places limitations upon the restructuring or retrenchment of employees, specifies certain actions upon which both the Government and Panatone Finvest Limited must agree before such actions can take place, places restrictions upon the transfer of shares, grants tag along rights and rights of first refusal to the Government and Panatone Finvest Limited, and obligates Panatone Finvest Limited and its affiliates to act in the best interests of the Company in the event that Panatone Finvest Limited or its affiliates engages in any activity in competition with the Company.

     The Government also simultaneously divested 1.85 percent of the Shares of the Company to its employees, out of a total offer of 1.97 percent. The balance of Shares, constituting 0.12 percent of the outstanding equity of the Company, may be distributed to certain categories of the Company's employees. As a result of the sale of Panatone Finvest Limited and this divestment, the Government now owns approximately 26 percent of the Company's Equity Shares.

     The Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002, pursuant to a Government notice of early termination. In September 2000, the Government had announced the early termination of the Company's monopoly in international telephony services, ending the Company's monopoly on March 31, 2002 instead of on March 31, 2004, as originally intended. With effect from April 2002, the Government has licensed new operators to provide international telephone services, who now compete against the Company. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package including a license to offer domestic long distance services, a Category `A' all India ISP license which would enable it to provide Internet access at locations across the country, and additional compensation if found to be necessary based on the Government's review. See "Item 3. Key Information -- Risk Factors -- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition."

     The Company's Internet website address is http://www.vsnl.com. The
                                               -------------------
information on the Company's website is not incorporated into this document. The Company's registered office is located at Mahatma Gandhi Road, Mumbai 400 001 India (+91-22-262-4020). The Company's process agent for the Company's ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

     The Company has no subsidiaries as of the date hereof.


     BUSINESS STRATEGY

     The Company's objectives are to remain the foremost provider of international telecommunication services in India, to diversify its products and services by entering into related areas and offering specialized, value-added and Internet related services, and to take advantage of new technologies to support and enhance its position as a leading telecommunications and Internet service provider in India. To meet these objectives, the Company plans to continue developing its international telecommunication services in a manner that

     -    meets the demand of users for such services,

     - optimizes the utilization of its facilities and, as a result, the revenue derived from such facilities and

     - positions the Company for significant participation in an increasingly liberalized Indian telecommunications industry.

     The Company intends to implement this strategy as follows:

     Business Restructuring. Following the acquisition of a strategic stake in the Company by the Tata Group, a joint team from the Company and the Tata Group is restructuring parts of the business of the Company so as to maximize competitiveness in the new market environment, as well as to take advantage of synergies with other Tata Group companies. Accordingly, the Company is:

     - substantially increasing its emphasis on sales and marketing by creating dedicated teams of trained people to proactively address the corporate and retail markets;

     - significantly strengthening its customer services functions by creating dedicated call centres and back office infrastructure to support both corporate and retail customers;

     - restructuring some of its technical and service capabilities at both headquarters and in regional offices so as to provide an improved focus, greater role clarity and overall better performance; and

     - upgrading its information technology (IT) systems to adequately support its initiatives in other areas through emphasis on systems for customer relationship management (CRM), billing systems for all services, and integrated network management systems.

     Synergies with Group Telecom Companies. The association with the Tata Group offers the Company significant benefits. The Company now intends to leverage its synergy with other Tata Group telecom companies to jointly offer world-class, end-to-end telecom services to its customers. The Company is currently India's foremost provider of international telecom services, internet related services and other value-added services and plans to launch national long distance services. The Company believes its strengths complement those of the Tata Group. Synergies with Tata Group companies include access to their existing subscriber bases and the opportunity to share their ready infrastructure.

     Improving the Capacity and Quality of its International Telecommunication Services and Facilities. In addition to increasing the number of international circuits to meet increasing demand, the Company seeks to improve the efficient use of its international telecommunication services and capacity by increasing its capacity to connect digital circuits to switches and by improving transmission capacity through the use of advanced technologies. The Company continues to invest in state-of-the art infrastructure to support all its businesses and ensure a strong platform for on-going leadership. The Company is expanding its bandwidth capability, in particular to support data services. The Company is also seeking to upgrade its switching facilities through the installation of technologically superior switches which enable more efficient transmission of voice and broadband data traffic. See "Item 5. Operating and Financial Review and Prospects -- Capital Expenditures -- Planned Capital Expenditures."

     Leveraging Existing Infrastructure to Provide Specialized and Value-added Services. The Company has introduced several international specialized and value-added services in recent years and seeks to increase the portion of its revenues derived from such services. These services typically involve the transmission of data rather than only voice traffic. To meet increasing demand, the Company is expanding and upgrading its infrastructure so as to be in a position to provide bandwidth for such services. The Company currently provides Internet dial-up access in 22 cities and Internet leased line access throughout India. The Company also provides other services including Inmarsat satellite mobile telecommunications, electronic data interchange, managed data network services, video conferencing, transmission of television signals, packet switched data transmission and E-mail services. See "-- Services of the Company -- Specialized and Value-Added Services."

     Value added services, especially data services, are a fast growing segment worldwide, and the Company believes they offer significant growth potential. The Company intends to strengthen its position in this market by offering a range of improved and new products and services, including virtual private networks and other network services, collocation and other managed services based on internet data centers, application support services and the like.

     As the ILD market leader, the Company now intends to introduce new products and services such as prepaid calling cards and toll-free services, and further build the Company's brand through a retail marketing program, while continuing to renegotiate contracts with international carriers to ensure competitive rates. Given lower tariffs, improving telecom penetration and increased globalisation in India, the Company believes that ILD telephony will remain an important business area for the Company.

     In November 2000, the Government permitted direct-to-home ("DTH") TV service in Ku band in India, allowing satellite distribution of TV channels directly to subscribers. After studying the opportunity carefully, the Company decided not to enter the business at this time because it is believed that initial equipment and market building costs will be very high, since this is a nascent market. However, the Company has the capability to enter this business quickly, if deemed appropriate in the future.

     Enhancing Internet Opportunities. The Company has taken initiative in developing the Internet market in India and will continue to strive to be the market leader in promoting and facilitating growth of the Internet in India. The Company believes that its strategy of focusing on market leadership in Internet access will position it to lead the development and introduction of higher-value Internet services for its consumers and corporate customers. The Company is focusing on the corporate segment. The Company intends to move up the value chain in this business by providing security back-up and database management services. The Company expects to benefit from the growing corporate and retail demand for Internet services, from consolidation among other ISPs and from the expected demand for value-added services including web hosting, virtual private networks, video conferencing and numerous broadband applications.

     Positioning for Opportunities in a Liberalized Environment. As part of the multilateral agreement on basic telecommunication services agreed to by member governments of the World Trade Organization in February 1997, the Government of India has substantially deregulated the Indian telecom market. The substantially deregulated Indian telecom market offers new opportunities for the Company to diversify into related areas and broaden its range of offerings. Accordingly, the Company is entering the high potential National Long Distance ("NLD") and Internet telephony businesses to leverage its existing infrastructure and expertise and maintain its leadership in the Indian telecom market.

     The Company believes the NLD business is a significant growth opportunity and a logical backward integration with its ILD business. It will reduce the Company's dependence on other NLD operators for domestic connectivity and allow it to retain a greater share of revenue from international calls. The Company's new association with the Tata Group offers synergies with these companies, including access to their existing captive subscriber bases, the opportunity to share their ready infrastructure including backbone, space and power, and the opportunity to optimise capital and operating expenditure. See "Item 4. Capital Expenditures -- Planned Capital Expenditure."

     From April 2002, the Government has permitted Internet Service Providers to offer voice telephony over the Internet. The Company intends to leverage its extensive infrastructure and expertise in international telephony services to offer high quality Internet telephony as a complement to its main business. It is anticipated that the low tariffs in Internet telephony will encourage usage and result in an increase in international call volumes. The Company plans to deploy a fully owned Internet telephony infrastructure. It will target individual dialup Internet users with retail offerings and is considering strategic tie-ups with global players for this segment. Corporate offerings will provide value-added customised solutions for companies that operate across multiple locations. The Company plans to deploy the latest VOIP switches as International Gateway switches, which are international gateway switches based on IP technology, and which will be connected with international carriers and global clearing houses on managed lines. Thus, the Company will be able to take advantage of IP technology and provide toll-quality voice and value-added services at competitive tariffs.

     Positioning for New International Opportunities. The Company seeks to enter into joint ventures with domestic and foreign companies to develop telecommunications projects both inside and outside India. The Company's participation in these ventures will be designed to permit the Company to utilize its existing expertise and to enable the Company to gain additional experience with potential strategic partners. For example, the Company has entered into bilateral arrangements with foreign telecommunications carriers for the provision of private data transmission services. The Company, along with two other Indian telecom companies, has set up a joint venture with a Nepalese company to provide basic telecom services in Nepal. See "Item 5. Operating and Financial Review and Prospects -- Capital Expenditure -- Investments."


     SERVICES OF THE COMPANY

     The Company's primary business is the provision of public international switched telecommunication services (telephone, telex and telegraph). The Company also provides a variety of specialized and value-added services, such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access in 22 cities, Internet leased line access throughout India, electronic data interchange, managed data network services, video conferencing, the transmission of television signals, packet switched data transmission and E-mail services. These types of services typically involve greater bandwidth use for the transmission of data rather than voice traffic.

     The following table sets forth certain operating data with respect to the Company's international services as of the dates and for the periods indicated.


                                                                                      YEAR ENDED MARCH 31,
                                                               ----------------------------------------------------------------
                                                                1998           1999           2000          2001          2002
                                                               ------         ------         ------        ------        ------
BASIC SERVICES
--------------
TELEPHONE(1)
Incoming paid minutes(2) (millions)                             1,257          1,499          1,773         2,161         2,545
Outgoing paid minutes (millions)                                  428            436            473           527           575
Total paid minutes (millions)                                   1,685          1,935          2,246         2,688         3,120
Change from previous period (%)                                  21.7          14.84          16.07         19.68         16.07
Ratio of incoming to outgoing                                    2.94x          3.44x          3.75x         4.10x         4.43x
Effective circuits (as of period end)                          15,431         17,922         19,722        20,495        22,708
Change from previous period end (%)                               8.8          16.14          10.04          3.92         10.80

TELEX
Paid minutes (millions)                                            14             11             10             9             7
Change from previous period (%)                                 (17.6)         (21.0)        (10.58)        (8.80)       (21.51)
Effective circuits (as of period end)                           1,012            787            682           658           358
Change from previous period end (%)                              (6.4)        (22.23)        (13.34)        (3.52)       (45.59)

TELEGRAPH
Paid words (millions)                                              16             15              9             7             5
Change from previous period (%)                                (15.79)         (6.67)        (40.00)       (22.22)       (26.87)
Effective circuits (as of period end)                              35             34             25            24            22
Change from previous period end (%)                               0.0          (2.86)        (26.47)           (4)        (8.33)

SPECIALIZED AND VALUE-ADDED SERVICES
------------------------------------
LEASED LINES (CAPACITY)
Number of lines (as of period end)                                913          1,098          1,654         4,913        10,912
Change from previous period (%)                                 61.88          20.26          50.64        197.04         122.1

PACKET SWITCHED DATA TRANSMISSION
Segments (millions)(3)                                            613            469            267           194           119
Change from previous period (%)                                (17.70)        (23.49)        (43.07)       (27.34)       (38.66)

INTERNET ACCESS(4)
Subscribers (as of period end) (in thousands)                   90.04         213.05         366.43        630.97        586.64(5)
Change from previous period (%)                                 221.1         136.61          72.00         72.19         (7.03)

------------
(1) Telephone paid minutes comprise voice, facsimile and public switched telephone network (PSTN) data traffic sent through the telephone network.

(2) Includes calls placed in India but billed in another country, such as operator-assisted collect and home-country direct calls.

(3) One segment equals 64 characters, with each character representing eight bits of data.

(4) Internet access services were first offered in August 1995. The total subscribers until 2001 are inclusive of BSNL subscribers.

(5)  Excluding BSNL subscribers


Basic Services

     The Company operates the necessary switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the smooth flow of international traffic between these networks. An outgoing international telephone call from India originates on one of the local Indian telephone exchanges operated by Bharat Sanchar Nigam Limited, Mahanagar Telephone Nigam Limited (in Mumbai and Delhi), or by private fixed line or cellular network operators, and is transferred to one of the Company's gateways. The call is then switched by the Company's system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuit is then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company's gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges, from which it is transmitted to the recipient. See "-- Industry Overview." This process is illustrated in the following chart:


                                   [ CHART ]


     International Telephone Services. The Company provides public basic international switched telephone services, including voice, facsimile and data transmission services. Approximately 91.23, 90.41 and 88.63 percent of the traffic revenue of the Company for the years ended March 31, 2000, 2001 and 2002 respectively was attributable to international telephone services. The volume of international telephone traffic to and from India has grown rapidly in recent years. The increase reflects the growth in the number of private and public telephone lines in India, an improvement in the quality of the domestic telephone network (which has resulted in a higher percentage of completed calls) and an increase in the quality and capacity of the Company's facilities.

     The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls. International Direct Dialing permits telephone subscribers to dial international calls directly without operator assistance. Rates for International Direct Dialing calls are lower than for operator-assisted calls and are charged based on the duration of the call. The availability and use of International Direct Dialing in India has increased steadily. For the year ended March 31, 2002, approximately 99 percent of international calls from India were made using International Direct Dialing.

     Home country direct services, which permit a caller to reach an operator in his home country directly and place a collect or charge call, was available to 32 countries as of March 31, 2002. These calls are treated as incoming calls, as they are billed in the country being called. Home country direct services permit a user to speak in his native language to an operator in his own country and facilitates payment for the call since it is billed to the user at home in his own currency.

     Other Basic Services. The Company provides international telex services, including automatic direct dial telex service, to approximately 237 territories worldwide and handles on average more than 4,000 international telex calls each day. This service is mainly used by the business community. Advanced telex services offered by the Company include forwarding facsimiles to telex mail boxes, telex to fax transmission (T-Fax) and transmission from telex to E-mail services.

     International telegram service is the oldest of the international telecommunication services provided by the Company. Each day the Company handles on average approximately 500 telegrams.

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

     International Leased Lines. The Company arranges dedicated point-to-point international leased lines for those customers who need reliable, 24-hour communications from a fixed point in India to a fixed point abroad. International leased lines, the speeds of which range from 50 bits per second ("bps") to 155 megabits per second ("mbps"), are provided through the Company's international gateways, earth stations and cable stations. The Company's earth stations/cable stations communicate with satellites and submarine cable systems respectively for data traffic. The demand for high speed leased lines (64 kbps and above) has increased significantly in recent years, with the number of such lines (64 kbps equivalent) increasing from 913 circuits as of March 31, 1997 to 10,912 as of March 31, 2002. In connection with providing high speed leased lines, the Company makes all arrangements, in coordination with Bharat Sanchar Nigam Limited, Mahanagar Telephone Nigam Limited, other basic service operators and foreign telecommunications administrations or carriers, for connecting the customer through one of the Company's international gateways to the foreign destination via satellite or undersea cable.

     As part of its international leased line services, the Company offers the Intermediate Data Rates Service and the Intelsat Business Service, which are dedicated satellite-based services that provide high speed, high quality data circuits on a point-to-point basis through earth stations strategically located near the customer's premises. These services utilized a total of 281 satellite circuits as of March 31, 2002 leased by subscribers such as software and other high technology companies.

     Inmarsat Mobile Services. The Company commenced offering satellite mobile telecommunication services via the Inmarsat A system (which carries telephone, telex, Duplex High Speed Data on a channel that carries 64 kbps of data, and facsimile traffic) through a land earth station located near Pune, which was commissioned in May 1992. This earth station currently handles on average approximately 735 call minutes of Inmarsat A traffic per day. In November 1993, the Company introduced Inmarsat C service, which permits transmission of messages via small portable terminals. In November 1995, the Company also introduced Inmarsat B services for voice and data transmissions and Inmarsat M services for voice transmissions, both in digital format. The Company's latest Inmarsat service, Inmarsat Mini M, was introduced in May 1997. The Company's land earth station located near Pune currently handles on average approximately 777, 168 and 42,747 holding time in minutes per day of Inmarsat B, M and Mini M traffic, respectively, and approximately 357.74 kilobits per day of Inmarsat C traffic.

     Gateway Internet Access Services. The Company commenced providing Internet access services in August 1995. The Company is one of the leading Internet service providers in India. Private Internet service providers were not permitted until November 1998 after which they were also permitted to provide such services with the liberalization of the Government's Internet policies. See "-- Industry Overview -- Recent Developments." Demand for the Company's
Internet services has increased rapidly with the number of subscribers growing from about 200 (inclusive of BSNL subscribers) as of September 30, 1995 to 586,638 (excluding BSNL subscribers) as of March 31, 2002. The Company's main access nodes for the Internet are situated in 22 cities, including Mumbai, Pune, Kolkata, Delhi, Bangalore and Chennai. In addition, the Company currently provides Internet backbone access services to approximately 105 private Internet service providers and leased line access to its corporate customers. The Company has also opened state-of-the-art data centers for co-location services in 6 cities.

     Managed Data Network Services. The Company introduced managed data network services in January 1997, and now offers such services through the global alliance networks of global partners -- British Telecommunications, Cable & Wireless, EQUANT, Global One, IBM Global Services, and Tele Media International. The Company's managed data network services utilize global frame relay and X.25 access protocols and data transmission speeds of up to 64 kbps, providing managed private data communications services to corporate customers in India.

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

     Video Conferencing, Transmission of Television Signals and Other Services. The Company introduced a video conferencing service in 1993 (both domestic and international) through studios located at the Company's international gateways at Mumbai, Delhi, Kolkata and Chennai. The Company also provides international relay of television programs and news services via satellite on a contractual basis and leases satellite transponder capacity owned by the Company to television broadcast companies in India. The Company transmitted approximately 106,900 minutes of television traffic to and from India during the year ended March 31, 2002, including principally broadcasts of news, sports and entertainment events. News media services provided by the Company include sending and receiving radio photos to and from locations outside India and direct transmission of recorded and live programming abroad, including the transmission of newscasts by Indian national news agencies.

     Television Uplinking. The Company started providing television uplinking facilities in October 1998. The Company provides TV uplinking facilities to Asianet, Mavis Satcom (JAYA TV), VijayTV, Dikssat Transworld (WIN TV), MAA TV, Intelevision (SPLASH TV), Sky Bangla, Malyalam Communications. The Company's satellite broadcast operations on the INSAT-2E (APR) satellite are provided through its Standard-A earth station located in Chennai and also through its earth stations located in Delhi and Ernakulam. The Company is in the process of starting this service from its facilities in Mumbai, New Delhi & Kolkata.

     Gateway Packet Switched Service. The Company began operation of a packet switched data transmission service in 1988. Subscribers to the service may exchange data with users of other public packet switched data. Primary packet switching exchanges and access points are located at Mumbai and Delhi, which are connected with international networks and with each other by high speed (64 kbps) data lines. The primary exchanges are linked to packet switching access points of the Company located at four other sites within India and to approximately 45 additional such access points operated by Bharat Sanchar Nigam Limited via dedicated domestic long-distance lines. Subscribers may access this service via dial-up lines or dedicated lines to any of the access points at transmission speeds up to 9,600 bps or 64 kbps, respectively. This service is also linked to Indian domestic packet switched data networks and carries all international traffic generated by these networks. The Company handled approximately 118.99 million segments of data in the year ended March 31, 2002, a decline of 39 percent over the period ended March 31, 2001. No growth in this service is anticipated as its advantages have eroded due to increased Internet access.

     Gateway Electronic Mail Service. The Company introduced GEMS.400, an international E-mail and fax forwarding service, in 1991, which was subsequently expanded to cover the domestic market. This E-mail service, permits subscribers to send E-mail both to other subscribers within India and to approximately 242 public E-mail systems in about 74 countries. This service had approximately 4,567 subscribers as of March 31, 2002. No growth in E-mail service is anticipated as its advantages have eroded due to increased Internet access.

     Inmarsat Value Added Services. The Company has, in line with its commitment of providing value-for-money telecommunication services to users, begun to offer Inmarsat Value Added Services such as E-mail, Internet browsing, Telex to E-mail, Telex-to-Fax and Voice mail services to its Inmarsat customers. Now, Inmarsat-A/B/M/Mini-M customers using code 28 can send E-mail via an internet domain to E-mail addresses, PSTN fax numbers and Telex numbers simultaneously. Inmarsat-C users can send messages to destination Telex numbers, fax numbers and E-mail addresses as well. Further, Inmarsat-A/B/M/Mini-M users can leave voice mail in a voice mail box created exclusively in their name and save crucial time and money when the called party is not available.


     TRAFFIC REVENUE AND REVENUE SHARING ARRANGEMENT

     The Company's principal source of revenue is traffic revenue from its public international telecommunication services (telephone and telex), which accounted for 91.23 percent, 90.41 percent and 88.63 percent of the Company's traffic revenues for the fiscal years ended March 31, 2000, March 31, 2001 and March 31, 2002, respectively. The Company's traffic revenue has the following sources: foreign telecommunications carriers, Bharat Sanchar Nigam Limited ("BSNL"), Mahanagar Telephone Nigam Limited ("MTNL") (in the cities of Mumbai and Delhi) and private fixed line or cellular network operators. The Company does not receive any payments directly from the end users of its public international telecommunication services. For the two years ending March 31, 2001, approximately 65 percent of the Company's traffic revenue was derived from payments by foreign administrations or carriers for incoming calls and approximately 26 percent of such traffic revenue was derived from amounts payable by the Bharat Sanchar Nigam Limited under a revenue sharing arrangement for calls originating in India. During the year ended March 31, 2002 the above was approximately 63.80 percent and 24.83 percent respectively.


Payments to and from Foreign Administrations or Carriers

     Arrangements for the provision of international telecommunication services between two countries are normally established between two telecommunications administrations or recognized private operating carriers on a bilateral basis. The Company has operating arrangements with approximately 83 foreign telecommunications administrations or private carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls billed in India, and by the foreign administrations or carriers to the Company for use of its facilities (and the local Indian networks) in connecting international calls billed abroad. Among other factors, the rates negotiated take into account the technical and operating costs for providing such telecommunication services and the volume of incoming and outgoing telecommunications traffic. Such operating arrangements are generally reviewed every year, and any resulting revision of accounting rates or change in settlement arrangements also is agreed upon through bilateral negotiations.

     The practice among carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier from the country in which the call is billed. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic billed in India and receives payments from such administration or carrier for incoming traffic billed outside India. Settlements between the Company and the major carriers, including US carriers, are made monthly. Settlements between the Company and other carriers are normally made quarterly. Settlements are made on a net basis at the applicable settlement rate, which represents each carrier's portion of the accounting rate. The accounting rates under the Company's agreements may vary for incoming and outgoing calls from or to a particular country. The Company has in the recent past sought to rationalize its accounting rates by moving towards a system of rates linked to volume commitment. The settlement rates applicable to the Company currently range from approximately US$0.175 to US$0.96 per minute.

     Accounting rates are periodically negotiated, and negotiations may in some cases take several months to conclude. During the negotiations, foreign administrations and carriers may reduce their payments to the Company to a level at or near the rates they expect to achieve. In other cases, new rates are applied retroactively from the date on which they are agreed, which in the case of a reduction in rates requires the Company to make a payment representing the difference between the prior rate and the newly negotiated accounting rate, calculated at the applicable settlement rate.

     The Company's largest correspondent carriers are those in the United States, the United Arab Emirates, the Kingdom of Saudi Arabia and the United Kingdom which together represented approximately 71.06 percent, 74.26 percent and 73.56 percent of the Company's paid telephone minutes during the years ended March 31, 2000, March 31, 2001 and March 31, 2002 respectively. The Company believes that the level of traffic with a particular country is determined primarily by the level of international business between such country and India and the number of Indian expatriates living in such country. In addition, the relative levels of incoming call volume from different countries is affected by the practice of "refile." Refile involves the re-routing of calls to India through a third country by carriers in the country of origination of such calls. Refile seeks to take advantage of a lower accounting rate applicable to calls between India and the third country compared to the rate between India and the country of origination. Due to such lower applicable accounting rate, refile has the effect of lowering the revenue of the Company with respect to an incoming call. Refile has contributed in particular to the significant increase in recent years in incoming traffic from the United States.

     The following table sets forth the number of paid minutes of international telephone calls for the Company for certain countries for the periods indicated.


                                                                          YEARS
                           ---------------------------------------------------------------------------------------------------
                                       2000                              2001                              2002
                           ---------------------------------------------------------------------------------------------------
                           INCOMING  OUTGOING  DIFFERENCE   INCOMING   OUTGOING   DIFFERENCE   INCOMING  OUTGOING   DIFFERENCE
                           --------  --------  ----------   --------   --------   ----------   --------  --------   ----------
                                                              (MINUTES IN MILLIONS)
United States                907       60         847        1,182        75        1,107       1,354       89        1,265
United Arab Emirates         233       42         191          286        48          238         365       55          310
United Kingdom                94       42          52           94        48           46         101       54           47
Saudi Arabia                 127       91          36          173        90           83         187       90           97
Canada                        14        9           5           22        11           11         122       11          111
Singapore                     42       21          21           42        24           18          41       26           15
Germany                       14       14           0           40        14           26          16       14            2
Hong Kong                      5        8          (3)          15        11            4          10       11           (1)
Bahrain                       26        4          22           26         6           20          30        6           24
Oman                          31       16          15           34        17           17          49       16           33
Others                       280      166         114          247       183           64         270      203           67
                           -----      ---       -----        -----       ---        -----       -----      ---        -----
    Total                  1,773      473       1,300        2,161       527        1,634       2,545      575        1,970
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

     In recent years, international organizations such as the International Telecommunications Union and the OECD countries have expressed the need for revision of the international accounting rate system, and certain foreign telecommunications administrations and carriers have sought to reduce applicable accounting rates in bilateral negotiations with the Company. In August 1997, the FCC issued an order (the "Order") establishing FCC benchmarks that US carriers generally must comply with in establishing settlement rates for international calls with non-US telecommunications administrations and carriers. The Order became effective as of January 1, 1998. Pursuant to the Order, the FCC categorizes countries by level of economic development and establishes cost-based benchmark ranges and transition periods for each country category, whereby higher benchmark ranges and longer transition periods would apply to less developed countries. The FCC requires US carriers to negotiate settlement rates falling within the applicable benchmark range with each country during the transition period. As a result, the effective settlement rate between US carriers and the Company for calendar year 1998 of US$0.64 per minute, which already represented a 10.5 percent decrease of the settlement rate from the prior calendar year, was required to be reduced to no more than US$0.23 per minute by 2002.

     The authority of the FCC to issue the Order and the Order itself has been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. The FCC, acting pursuant to the Order, has forced the US carriers to agree to the benchmark rates, which are lower than the rates previously in effect between the Company and some of its correspondent US carriers. See "Item 3. Key Information -- Risk Factors -- Delays in reaching agreement with other major carriers regarding rates."

     The Company was unable to conclude its annual negotiations with its four correspondent US carriers as to accounting rates for calendar year 1998 until early January 1999. The calendar year 1998 accounting rate with one of its four US carriers was approved by the FCC in late November 1998, and shortly thereafter the three remaining US carriers agreed to the same rate. The Company has concluded since then accounting rates agreements for fiscal 2000 with US carriers and other major foreign correspondent carriers and administrations with a gradual reduction of settlement rates. Moving towards FCC's benchmark settlement rate, the Company has also concluded settlement rate agreements of US$0.54 per minute, US$0.425 per minute, US$0.34 and US$0.23 per minute for fiscal 2000, 2001, 2002 and initial period of 2003, respectively, with US carriers. The Company and the US carriers agreed to a settlement rate of US$0.34 per minute up to March 31, 2002. However, the FCC only approved the filings of US carriers for a settlement rate of US$0.34 per minute up to December 2001 and suspended the agreement between the US carriers and the Company for the period from January 2002 till March 2002. The Company, through the Ministry of Communications (Government of India), appealed to the FCC on the suspension of the agreement for the period from January 2002 till March 2002. Subsequently, the US carriers have made payments to the Company from January 2002 up to March 2002 as per the FCC directives. Effective April 2002, the settlement rate between the Company and the US carriers has been agreed to at US$0.23 per minute or less.


Revenue Sharing Arrangement

     Although the Company provides international gateway access out of and into India, all calls must either initiate or terminate on or pass through the domestic networks of Mahanagar Telephone Nigam Limited, Bharat Sanchar Nigam Limited or any private fixed line or cellular network operator. The Company and Bharat Sanchar Nigam Limited have shared revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities. Prior to March 31, 2002 and the expiration of the last revenue sharing arrangement, the Company had a revenue sharing arrangement with only BSNL. Under this arrangement, BSNL (formerly the DOT) received payments from the Company and other operators and redistributed those payments to the Company or the other operators as appropriate. Subsequent to March 31, 2002, the Company is required to have revenue sharing agreements (also called "Interconnect Agreements") with every domestic fixed line or mobile operator, including BSNL and MTNL. The last revenue sharing agreement expired on March 31, 2002, and negotiations with BSNL and MTNL are currently underway to arrive at new arrangements. The new agreements with most other private fixed line and mobile operators have already been finalized. See "Item 3. Key Information -- Risk Factors -- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."

     Revenue Sharing Arrangement (April 1, 1993 to March 31, 1997). Under this previous revenue sharing arrangement the Company paid the DOT a terminal charge of Rs.21.60 per minute for use of the DOT's domestic network on all incoming international calls. In turn, the DOT paid the Company a carrying charge of Rs.41.60 per minute for all outgoing international calls. The revenue sharing arrangement was intended to result in average gross earnings per call minute of Rs.10 for the Company, based on the following parameters and base values: an average settlement rate between the Company and foreign telecommunications administrations and carriers of US$1.00 per minute, a Rupee/Dollar exchange rate of Rs.31.60 per US$1.00 and a ratio of incoming to outgoing call minutes of 1.4x.

     The following chart illustrates payment flows under the previous revenue sharing arrangement assuming the base value for these parameters.

                                   [ CHART ]


     Under this revenue sharing arrangement, the Company also paid to the DOT a license fee of Rs.3 million (US$0.06 million) for each one million paid minutes (or portion thereof) of the Company's total annual international traffic. In addition, the Company paid to the DOT a surcharge of 15 percent on charges for lines leased from the DOT as an additional charge for using Department of Telecommunication's domestic network.

     Revenue Sharing Arrangement (April 1, 1997 to March 31, 2002). From April 1, 1997 to March 31, 2002, the Company and Bharat Sanchar Nigam Limited (formerly, the Department of Telecommunications) were parties to a revenue sharing arrangement, under which the Company paid to Bharat Sanchar Nigam Limited a charge per minute equal to the "weighted average incoming settlement rate" minus Rs.10 on all incoming international calls, and Bharat Sanchar Nigam Limited in turn paid to the Company a charge per minute equal to the "weighted average outgoing settlement rate" plus Rs.10 on all outgoing international calls, in each of the fiscal years covered by the arrangement. The "weighted average incoming settlement rate" and the "weighted average outgoing settlement rate" for a fiscal year was the average of the various settlement rates in effect as of the beginning of the fiscal year between the Company and foreign administrations and carriers (converted into Rupees at the exchange rates prevailing as of the beginning of the fiscal year), weighted to reflect the volume of total incoming traffic and total outgoing traffic, respectively, accounted for by each foreign administration or carrier during the immediately preceding fiscal year. This arrangement was intended to result in average gross earnings to the Company of Rs.10 per call minute in each fiscal year (assuming that applicable settlement rates and exchange rates and the composition of incoming and outgoing traffic from and to particular destinations remained constant during the year). In the years ended March 31, 2000, March 31, 2001 and March 31, 2002 the Company's actual average gross profit per telephone minute were Rs.9.43, Rs.9.39 and Rs.8.39, respectively.

     Under this revenue sharing arrangement, any increase or decrease in the combined international traffic revenue per call minute of the Company and Bharat Sanchar Nigam Limited (net of payments by the Company to foreign administrations and carriers and by the Company and Bharat Sanchar Nigam Limited to each other in respect of delivery of incoming and outgoing calls) for each fiscal year, compared to the fiscal year ended March 31, 1997, was shared between the Company and Bharat Sanchar Nigam Limited according to the following percentages:

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

     In computing the international traffic revenue of Bharat Sanchar Nigam Limited for purposes of calculating the combined international traffic revenue per call minute of the Company and Bharat Sanchar Nigam Limited, the tariff charged by Bharat Sanchar Nigam Limited to subscribers for outgoing international calls was assumed to remain constant at Rs.62.35 (US$1.33) per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It was therefore intended that the Company's average gross profit per call minute under this revenue sharing arrangement was not to be affected directly by any decrease or increase in the actual tariffs charged by Bharat Sanchar Nigam Limited for outgoing international calls.

     The following chart illustrates payment flows under this revenue sharing arrangement.


                                   [ CHART ]


     This revenue sharing arrangement was subject to review (with the objective of correcting the imbalance caused) in the event that the Rupee/Dollar exchange rate fluctuates by more than ten percent from the rate at the base year (January 4, 1997), or the Company's actual average gross earnings per call minute is less than Rs.9 or more than Rs.11, in any fiscal year covered by the arrangement. No such review occurred while this revenue sharing arrangement was in effect.

     Under this revenue sharing arrangement, the Company was required to pay to the Department of Telecommunications an annual license fee based on the number of its commissioned circuits, instead of on the volume of its international traffic. The license fee amounted to Rs.250,000 (US$5,119.80) per commissioned circuit, and the number of circuits was calculated as an average of the number of commissioned circuits at the beginning and end of the applicable fiscal year. For the years ended March 31, 2000, March 31, 2001 and March 31, 2002, the Company paid annual license fees of approximately Rs.4,712 million, Rs.5,022 million and Rs.5,393 million (US$110.44 million), respectively.

     The international telecommunications sector has been liberalised in India from April 1, 2002. Besides the Company, there are other International Long Distance (ILD) operators licensed by the Government as per the recommendations of Telecom Regulatory Authority of India (the "TRAI"). Prior to March 31, 2002 and the expiration of the last revenue sharing arrangement, the Company had a revenue sharing arrangement with only BSNL. Under this arrangement, BSNL received payments from the Company and other operators, and redistributed those payments to the Company or the other domestic carriers as appropriate. Subsequent to March 31, 2002, the Company is required to have revenue sharing agreements (also called "Interconnect Agreements") with every domestic fixed line or mobile operator, including BSNL and MTNL. The Company is in the process of negotiating new agreements with BSNL and MTNL. The new agreements with most other private fixed line and mobile operators have already been completed.

     Upon the expiration of the most recent revenue sharing agreement on March 31, 2002, the Company, BSNL and MTNL commenced negotiations on a new revenue sharing agreement. In the course of the negotiations so far, BSNL and MTNL have offered to the Company terms of interconnection charges and revenue sharing to which the Company has not been able to agree. The negotiations are in progress. In the event that BSNL, MTNL and the Company are unable to reach an agreement, the TRAI may be called upon by either party to arbitrate a settlement of the dispute. The Board of Directors of the Company has taken the matter under consultation, and may take action as it deems in the best interests of the Company. On September 23, 2002, the Company requested that the TRAI step in to help facilitate an equitable resolution to the negotiations. The Minister of Communications has recently stated that if the Company does not reach an agreement with BSNL and MTNL by October 1, 2002, BSNL and MTNL will be directed by the Government to route their international long distance calls through other international long distance operators.

     See "Item 3. Key Information -- Risk Factors -- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."


     BREAKDOWN OF SALES AND REVENUES

     The following table breaks down the Company's revenue by type of service for each of the years in the three year period ended March 31, 2002.


                                                                      YEAR ENDED MARCH 31,
                                               ---------------------------------------------------------------
                                                  2000             2001              2002              2002
                                               ---------         ---------         ---------       -----------
                                                                        (IN MILLIONS)
Revenues from incoming traffic
Telephone                                      Rs.45,161         Rs.46,674         Rs.41,503       US$  849.95
Telex                                                128               112                70              1.43
Revenues from outgoing traffic
Telephone                                         18,375            18,345            16,153            330.80
Telex                                                175               112                88              1.80
Leased circuits                                    2,986             3,140             3,584             73.40
Internet access services                           2,095             2,980             2,305             47.20
Television relay                                      72               184               168              3.44
Telegraph                                             37                29                23              0.47
Other revenue                                        611               340             1,156             23.68

Total revenue                                     69,640            71,916            65,050          1,332.17
                                               =========         =========         =========       ===========

     Since the Company only provides services in India there is no breakdown of the Company's revenues by geographical market.

     Trends and events affecting the Company's operating revenue are discussed under "Item 5. Operating and Financial Review and Prospects."


     INDUSTRY OVERVIEW

The Indian Domestic Telecommunications Network

     The Indian domestic telecommunications network has grown rapidly in recent years. As of December 31, 2001, the Indian telephone system comprised 40.21 million lines in service. In the fiscal year ended March 31, 2001, Bharat Sanchar Nigam Limited installed approximately 7.65 million new local lines and
7.15 million switching terminations, increases of 26.91 percent and 21.81 percent, respectively, over the levels as of March

31, 2000. All subscribers have access to international telecommunication services. Subscribers in approximately 25,700 cities and towns in India had direct dial access as of March 31, 2001.

     Despite this growth, the registered waiting list for telephone lines has remained high. For example, in the fiscal year ended March 31, 2001, while approximately 7.65 million new lines were added, the registered waiting list for new lines decreased from 3.68 million to 2.916 million. Bharat Sanchar Nigam Limited and the Company believe that the registered waiting list understates actual demand because a potential subscriber must deposit at least Rs.3,000 (US$61.43) over a period of the first three months with Bharat Sanchar Nigam Limited or Mahanagar Telephone Nigam Limited in order to be placed on the waiting list and, depending on the subscriber's location, may then have to wait up to three years before receiving a telephone line. Moreover, the penetration of India's domestic telephone network of 4.4 lines in service per 100 inhabitants as of March 31, 2002 remained significantly lower than in OECD countries and many other developing countries. The following table presents, for selected countries, lines in service as of the latest year for which such information is currently available.


                                           LINES IN SERVICE PER
                                             100 INHABITANTS
                                           --------------------
India(1)                                         4.4(2002)
Pakistan                                        2.35(2001)
Indonesia                                       3.70(2001)
China                                          13.81(2001)
Philippines                                     4.02(2001)
Thailand                                        9.39(2001)
Turkey                                         28.52(2001)
Malaysia                                       19.91(2001)
Mexico                                         13.72(2001)
South Korea                                    47.60(2001)
United Kingdom                                 58.80(2001)
United States                                  66.45(2001)
Japan                                          59.69(2001)

------------
Sources: International Telecommunications Union.

(1)  As of March 31, 2002, lines in service for India.

     The existing lines in service in India are concentrated in large urban areas. Of all lines in service, approximately 23.76 percent are in the four major metropolitan areas of Mumbai, Kolkata, Delhi and Chennai; in these and other major cities, the density of lines in service is considerably higher than in India as a whole.

     Cellular mobile service has experienced substantial growth since it was introduced in the end of 1995. By July 2002, there were approximately 7.69 million cellular subscribers, representing a compound annual growth rate of 115 percent since March 31, 1996 when the number of cellular subscribers was approximately 77,000.

     The efficiency of the domestic telecommunications network, as reflected by the ratio of seizure attempts (calls) made on a telephone circuit that result in successful complete calls to the total number of seizure attempts, has been low in India principally because of restricted capacity on the network. However, improvements have recently been made in the quality of the domestic telecommunications network. Improving this ratio permits the Company's network to operate more efficiently as it results in a decrease in the number of circuits used by subscribers attempting to re-dial failed calls. In turn, this reduces the need to invest in additional facilities and infrastructure. As of March 31, 2002, the average answer to seizure ratio for incoming and outgoing international calls in all of India was 39.42 percent and 40.19 percent, respectively, compared to 27.63 percent and 43.99 percent as of March 31, 1995. However, the average such ratio for calls to and from India remains much lower than that for calls between two countries with well developed and high quality domestic telecommunications networks, which would be at least 60 percent to 65 percent.


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

     As part of the reorganization, the Company was incorporated on March 19, 1986 as a wholly-owned Government company and on April 1, 1986 assumed control and management of international telecommunication services from the Overseas Communications Service, a department of the Ministry of Communications. Mahanagar Telephone Nigam Limited was established at the same time to operate local telephone and telex services in Mumbai and Delhi, two of the largest metropolitan areas in India. Bharat Sanchar Nigam Limited, formerly part of the DOT, retained responsibility for providing all other telecommunication services throughout India. The Department of Telecommunications also assumed regulatory authority over the Company, Mahanagar Telephone Nigam Limited and other public sector enterprises established through the reorganization and was given responsibility for acting on behalf of the Government of India as the sole shareholder of such entities. The Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

     On February 1, 2001, the Government of India announced its intention to sell from its holding Equity Shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner through competitive bidding. As per the announcement made on February 5, 2002 by the Government of India, Panatone Finvest Limited was selected as the strategic partner for the sale of 71,250,000 fully paid-up Equity Shares representing 25 percent of the voting capital of the Company at a price of Rs.202 (US$4.14) per share. The aggregate purchase price was Rs.14,392.50 million (US$ 294.75 million) in cash. A share purchase agreement (the "Share Purchase Agreement ") giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. The shareholders in Panatone Finvest Limited - Tata Sons, Tata Power, Tata Steel and Tata Industries - are also signatories to the Share Purchase Agreement though they did not directly purchase any of the Government of India's holding in the Company. The Company is also a party to the Share Purchase Agreement. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a open/ tender offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Subsequently, Panatone Finvest Limited purchased an additional 20 percent on June 8, 2002, increasing its stake to 45 percent.


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

     Cellular Services. In December 1991, the Department of Telecommunications invited bids from Indian companies with no more than 49 percent foreign ownership for non-exclusive digital cellular mobile licenses in Mumbai, Delhi, Kolkata and Chennai. After protracted litigation arising from the selection process, the Department of Telecommunications finally settled upon two licensees for each of the four metropolitan areas. In January 1995, the Department of Telecommunications invited tenders from Indian companies with no more than 49 percent foreign ownership for non-exclusive licenses to provide digital cellular mobile services in 20 telecommunications circles, excluding those that include the four cities with existing licensees. Two licenses were to be awarded per circle. Subsequently 34 licenses for 18 telecommunications circles were also issued to 14 companies during 1995 to 1998. MTNL and BSNL were issued licenses for operation of cellular mobile telephone services as a third operator in various parts of the country. In terms of the National Telecom Policy 1999, 17 fresh licenses have been issued to private companies as a fourth cellular operator in September/October, 2001, one in each of 4 metropolitan areas and 13 telecommunications circles. Cellular licensees earlier had access to the Company's international network only through Bharat Sanchar Nigam Limited but now the licensees can have direct access with the Company's network.

     In February 1997, a multilateral agreement on basic telecommunication services was agreed to among member governments of the World Trade Organization. As part of this agreement, the Government of India has reaffirmed its commitment to further liberalize the Indian telecommunications sector through the licensing of new local fixed line and cellular service providers. The Government of India has also agreed to allow competition in the area of domestic long-distance telephone services and international telephone services.

     International Long Distance Services. The Company, until March 31, 2002, was the exclusive provider of public international telecommunication services in India. In September 2000, the Government announced that the Company's monopoly on international long distance services would terminate on March 31, 2002 rather than on March 31, 2004. Subsequent to the opening up of the international telecommunications to competition with effect from April 2002, new operators have been licensed to provide international telephony services. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package including a license to offer domestic long distance services, a Category `A' all India ISP license which would enable it to provide Internet access at locations across the country, and additional compensation if found to be necessary based on the Government's review. See "Item 3. Key Information -- Risk Factors -- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition."

     On February 1, 2001, the Government of India announced its intention to sell from its holding shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner along with the right to management through the competitive bidding route. As per the announcement made on February 5, 2002 by the Government of India, Panatone Finvest Limited was selected by the Government of India as the strategic partner. Pursuant to a Share Purchase Agreement, Panatone Finvest Limited purchased 25 percent of the outstanding equity of the Company from the Government, and subsequently purchased an additional 20 percent of the Company's equity pursuant to an open/ tender offer.

     Effective April 2002, the international long distance sector has been opened up for competition.

     Other Services. The Government allowed private sector participation in value-added services such as paging services in 1992. The Government has also announced the opening up of global mobile personal communications by satellite ("GMPCS") and has issued one provisional license. The issuance of licenses to other prospective GMPCS operators is currently under consideration.


Developments

     TRAI. In furtherance of the 1994 Telecom Policy, the Government of India in 1994 announced its intention to establish an independent regulatory authority to resolve disputes between service providers, to ensure technical compatibility and effective interconnection between service providers, to regulate tariffs and protect consumer interests, to facilitate competition and to promote efficiency in the operation of telecommunication services so as to facilitate the growth of such services in India. In January 1997, the President of India issued an ordinance providing for the establishment of the TRAI, an autonomous body with quasi-judicial powers to regulate telecommunication services in India. The TRAI was established and became functional in March 1997. See "-- Government Regulations -- Supervision".

     In September 1998, the TRAI initiated a series of nation-wide consultations as part of a process to, among other things, formulate telecommunications pricing policies and set tariffs for a wide variety of telecommunication services. See "-- Government Regulations -- Rates." One of TRAI's notifications envisages a reduction of approximately 50 percent in STD and ISD charges over the three year period ending March 31, 2002. In conformance with this notification Department of Telecommunications issued a tariff order for fiscal 2000 that reduces international long distance rates by approximately 27 percent and further tariff orders effective between October 1, 2000 and March 31, 2002 pursuant to which international long distance tariffs have been further reduced by 16 to 20 percent. The TRAI has also announced its intention to review a number of other policy and regulatory matters, including the quality standards for service provision generally.

     Internet Policy. In November 1998, the Government announced a new Internet policy, which aims to increase the usage of the Internet by allowing private ISPs to provide Internet access services in India. Under the policy, private ISPs will be allowed (1) foreign ownership not exceeding 49 percent, (2) a license fee moratorium for the first five years, and a token fee of Rs.1, (3) the autonomy to fix tariffs, (4) direct interconnectivity between any two separate ISPs, (5) to set up international gateways after obtaining the necessary security clearances and (vi) to offer "last mile" linkages within local areas by optical fiber cable communications after obtaining the necessary approvals. The policy has enabled the Company to add a new revenue stream by providing gateway connectivity and bandwidth provisioning to private Internet service providers. The Company has already invested in upgrading its existing infrastructure with a strong Internet backbone. As of March 31, 2002, there were approximately 442 Internet service providers who were licensed to provide Internet services throughout India of which around 150 had started providing services as on December 31, 2001. With international gateways being opened up to the private sector, as of March 31, 2002, around 20 Internet service providers were granted provisional commissioning licenses.

     New Telecom Policy. The New Telecom Policy came into effect on April 1, 1999. Under this policy, the subject of opening up international telephone services to competition will be reviewed by the year 2004. The policy also provides for direct inter-connectivity between telecom services providers.

     New TRAI. In January 2000, the Government amended the TRAI Act and established two independent authorities: the New TRAI and the Appellate Tribunal. See "-- Government Regulations -- Supervision."

     TRAI Directives on implementation of Carrier Selection. In July 2002, the TRAI provided directives to all access providers -- basic service operators, cellular mobile service operators, and the national and international long distance operators -- regarding implementation of carrier selection by callers. According to the TRAI directive, the customer will have the choice to route his long distance calls through long distance carriers as chosen by him, for both the domestic long distance ("NLD") and international long distance ("ILD") carrier. The TRAI is of the view that, barring certain areas of exception, in almost all Circles and in most parts of the country, the facility shall be made available by the end of calendar year 2003.

     GOVERNMENT REGULATIONS

     GENERAL

     The business of the Company is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885 (the "Telegraph Act") and the terms of the licenses from the Department of Telecommunications under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the Department of Telecommunications, including those reserved to the Department of Telecommunications under the Company's licenses and of other Government agencies.

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

     The Communication Convergence Bill 2001 was placed in the Parliament in August 2001. If the Communication Convergence Bill 2001 is converted into an Act of the Parliament, the existing Acts, namely, The Indian Telegraph Act, 1885; The Indian Wireless Telegraphy Act, 1933; Telegraph Wire Unlawful Possession Act, 1950; Cable Television Networks (Regulation) Act 1995 and The Telecom Regulatory Authority of India Act, 1997 would stand repealed. The Communication Convergence Bill provides for the formation of an independent authority -- The Communications Commission of India ("CCI") -- to regulate the converging sectors of broadcasting, information and telecommunications.

     When the Government's shareholding in the Company equaled or exceeded 51 percent, the Company was deemed to be an Indian Government company and subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, as well as budgeting and capital expenditures and the generation of funds through the issuance of securities. For example, all persons appointed to the Company's Board of Directors had to first be recommended by the Public Enterprises Selection Board. Disputes between Government enterprises (such as the Company) and Government departments generally had to be referred to a Committee of Secretaries of the Government for mediation before either party could bring a claim in a court of law or tribunal. A single Government ministry or department is designated as the primary supervisor of each public sector enterprise: the Department of Telecommunications had been so designated for the Company. The Company's activities also were subject to scrutiny by India's Parliament, and the Department of Telecommunications had to submit an annual report to Parliament regarding the Company's activities. Since February 13, 2002, the Company is no longer an Indian Government company and a PSU. For most of fiscal 2002, the Company was subject to the rules governing Indian Government companies and PSUs during that time.

     The Government had granted "Navratna" status to selected public sector enterprises. The Company was one of such selected "Navratna" public sector enterprises. "Navratna" status gave the Company, among other things, enhanced autonomy, a greater degree of administrative efficiency regarding capital expenditures and the ability to make joint venture investments (subject to certain limits). Subsequent to the Government of India's transfer of 25 percent of its stake in the Company to a strategic partner, the Company no longer is a PSU.


Supervision

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

     The recommendatory functions may be exercised either suo moto or on request from the licensor on the following matters: (1) need and timing for introduction of new service providers; (2) terms and conditions of licenses to service providers; (3) revocation of licenses for non-compliance with the terms and conditions of the license; (4) measures to facilitate competition and promote efficiency in the operation of telecommunication services; (5) technological improvements in the services provided by the service providers; (6) type of equipment to be used by the service providers; (7) measures for the development of telecommunication technology and any other matter related to the telecommunication industry in general; (8) efficient management of the available spectrum.

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

Licenses

     Pursuant to the Telegraph Act, the provision of any telecommunication services in India requires a license from the Government, obtained through the Department of Telecommunications. The Company currently holds an International Long Distance ("ILD") Operations license issued on 12 January 1999, which is valid until 31 March 2004; a National Long Distance ("NLD") license issued on 8 February 2002, which is valid until 2022; and a Category 'A' all India Internet service license issued on 3 May 2002, which is valid until 2007. With the opening of the telecommunications sector to private operators, the Company is negotiating for a new ILD license agreement with the DOT. See " Item 3. Key Information -- Risk Factors -- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition."

     The Company operates substantially all its international telecommunications services under a license (the "ILD License") initially granted by the Department of Telecommunications to the Company upon its establishment in 1986. The ILD License identifies specific services that the Company is permitted to provide, which encompass all of the services currently provided by the Company other than Internet services and NLD services. The ILD License initially granted to the Company was effective for a five-year period ended March 31, 1991. The term of the ILD License was subsequently extended from time to time, first until March 31, 1993, then until March 31, 1994, then until March 31, 1999, and most recently, until March 31, 2004, each time with minor expansions to the scope of services which the Company was permitted to offer. In January 1999 the Company received a letter from the Department of Telecommunications stating that the Company was to be the only entity authorized by Government of India to provide basic international telephony services to and from India until 2004. However, in September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Thus, instead of ending on March 31, 2004, the Company's monopoly ended on March 31, 2002.

     To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package including a license to offer domestic long distance services, a Category 'A' all India ISP license which would enable it to provide Internet access at locations across the country, and additional compensation if found to be necessary based on the Government's review. See "Item 3. Key Information -- Risk Factors -- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition."

     The ILD License requires the Company to share with DOT revenues from international telecommunication services in the manner specified by the Department of Telecommunications from time to time. In February 1997, the Company and the Department of Telecommunications agreed to a revenue sharing arrangement, which covered the period from April 1, 1997 to March 31, 2002. The revenue sharing arrangement provided for the retention or receipt by the Company of a fixed amount per call minute, and provided the Company with a degree of protection from adverse changes in settlement rates and exchange rate fluctuations. Starting in the year ended March 31, 2000, decreases in combined international call revenue, were shared by the Company and Bharat Sanchar Nigam Limited with effect from October 1, 2000. New revenue sharing arrangements are under negotiation with BSNL and MTNL. See "-- Traffic Revenue and Revenue Sharing Arrangement -- Revenue Sharing Arrangement" and "Item 3. Key Information -- Risk Factors -- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."

     The Company began offering Internet access services in August 1995, and the Company operates 22 Internet access nodes. In November 1998, the Government opened the Internet service provider market to private competition, and the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company entered into a license agreement with the Department of Telecommunications on January 25, 1999 with effect from the same day, under which the Company was granted a license to provide Internet services in Delhi, Mumbai, Kolkata, Chennai, Bangalore and Pune on a non-exclusive basis.

     The Company has been granted a license from the Department of Telecommunications to provide Internet services on an All-India basis by a communication dated November 22, 2000. The terms of the Company's Internet license are generally consistent with the policy for licensing Internet service providers. The term of the license is 15 years. The Company is not allowed to assign or transfer its rights under the Internet license without the prior written consent of the Department of Telecommunications. Although under the terms of the Internet license the Company is free to fix the tariff charged to its subscribers, the TRAI as a practice sets the upper ceiling of the tariff for the provision of Internet access services generally. See "-- Government

Regulations -- Rates." License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003.

     The Department of Telecommunications retains the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. The Department of Telecommunications may also terminate the licenses before their scheduled expiration upon breach by the Company of any of its terms. In addition, the Department of Telecommunications retains certain rights under the licenses to receive telecommunication services on a priority or emergency basis. Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company's facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

Rates

     The Company did not control the rates charged to end users of its international telecommunication services up to March 31, 2002. The rates for such services were established and collected by the relevant foreign telecommunications administration or carrier for international calls originating (and billed) outside of India and by the Bharat Sanchar Nigam Limited for international calls originating (and billed) in India. The Company and BSNL shared revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities, and the Company received settlement payments with respect to international calls from, or made such payments to, foreign telecommunications administrations and carriers based on applicable accounting rates. See "-- Traffic Revenue and Revenue Sharing Arrangement." With effect from April 1, 2002, ILD operators are authorised to prescribe and introduce rates for their international telecommunication services with clearance from the TRAI.

     After the opening up of the international long distance services market to competition on April 1, 2002, the Company can set the rates to be charged for international calls, subject to ceilings prescribed by the TRAI. In accordance with the ceiling tariff announced by the TRAI with effect from April 1, 2002, there has been a fall of around 16 to 20 percent in the peak tariff. Further, in response to the tariff announced by other private ILD operators in India, the Company further reduced tariffs for international calls from July 20, 2002 by around 41 percent.

     The rates for its specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing can be prescribed by the Company, subject to filing with TRAI.

The Tariff Order 1999

     Effective May 1, 1999, the TRAI implemented the telecommunication tariff Order 1999 ("TTO"), which reduced the tariffs that telecommunications service providers may charge with the intended effect of protecting consumers by aligning tariffs that the telecommunications providers may charge with the cost of the applicable service provided while ensuring the commercial viability of the various service providers so as to encourage the expansion of the Indian telecommunications industries. The tariff order reduced the maximum charge per pulse (or metered unit) from Rs.1.40 to Rs.1.20, increased monthly line rental rates for high use subscribers, decreased local call pulse durations (thereby effectively increasing the local call charges) and increased domestic and international call pulse durations (thereby effectively reducing long distance and international call charges). The tariff order allows providers the flexibility to set tariffs below the maximum levels. The tariff order also specifies further reductions in domestic and international long distance and internal call tariffs and other tariff adjustments implemented in the year 2000-2001. Accordingly, the TRAI, for the second phase of tariff re-balancing, has reduced tariffs by 9 to 20 percent for international long distance calls effective from October 1, 2000 to March 31, 2002. Based on the TRAI order, Bharat Sanchar Nigam Limited had revised tariffs for long distance and international call charges effective from October 1, 2000.

ORGANIZATIONAL STRUCTURE

     As of the date hereof, approximately 45 percent of the outstanding equity of the Company is held by Panatone Finvest Limited, and 26.12 percent is held by the Government. Panatone Finvest Limited is in turn affiliated with the Tata Group of companies. Panatone recently acquired this stake as a result of the

Government's decision to sell to a strategic partner through a competitive bidding process. See "Item 4. Information on the Company -- History and Development of the Company."

     The current shareholding of Tata Sons and Tata Power in Panatone Finvest Limited is 59.955% and 40%, respectively, with Tata Steel and Tata Industries holding the remainder equally.

     The Company has no subsidiaries as of the date of this annual report.

PROPERTY, PLANTS AND EQUIPMENT

Description of Property

     The following table sets forth the principal real properties owned or leased by the Company that were used in its operations as of March 31, 2002.

LOCATION                   FUNCTION                      AREA (ACRES)    OWNED/LEASED
--------                   --------                      ------------    ------------
MUMBAI
Fort VSB                   Company's registered office        0.3        Owned
                           Mumbai gateway
Prabhadevi LVSB            Undersea cable station             1.8        Owned
                           Switching facilities
Vashi                      International data center         0.51        Leased


NEW DELHI
VSB Connaught Place        Delhi gateway                     1.03        Owned
Greater Kailash            Satellite earth station         126.33        Owned
Chattarpur                 Satellite access node (under    161.93        Owned
                           construction)
Dasghara                   Repeater station                 0.101        Leased
Meerut                     Repeater station                  2.13        Owned

JALANDHAR
JP Nagar                   Jalandhar gateway                0.576        Owned

KOLKATA
Hallisahar                 Kolkata earth station            82.19        Owned
Ultadanga                  Switching facilities              1.67        Owned
SDF Salt Lake              Switching facilities              1.01        Sub-leased

CHENNAI
Adams Road                 Chennai gateway                    2.0        Owned
Korathur                   Earth station                    21.69        Owned

ERNAKULAM
Shive                      Ernakulam gateway                 1.53        Owned


PUNE
Dighi                      Pune gateway                     774.5        Owned
Arvi                       Satellite earth station        228.275        Owned

BANGALORE                  Satellite earth station           0.45        Leased
ITPL                       IT Park                           0.12        Leased

DEHRADUN
Ahmed                      Satellite earth station           75.4        Owned
Purkaji                    Repeater station                 1.138        Owned
Daurala                    Repeater station                 1.784        Owned
Muzaffarnagar              Repeater station                   1.5        Owned
Roorkee                    Repeater station                   1.5        Leased
Mussoorie                  Repeater station                 2.487        Owned
Guldhar                    Repeater station                  4.41        Owned

KANPUR                     Kanpur gateway                     2.0        Leased

PATNA                      Earth Station                     0.18        Leased

LOCATION                   FUNCTION                      AREA (ACRES)    OWNED/LEASED
--------                   --------                      ------------    ------------
BHUBANESHWAR               Earth Station                     0.23           Leased

GUWAHATI                   Earth Station                     0.05           Leased

PONDICHERRY
IT Park                    Internet Node                     0.02           Rental
Mission Street             Internet Node                     0.04           Leased

COIMBATORE                 Internet Services                 0.03           Leased

COCHIN
Kokinada                   International Gateway             1.53           Owned
Parampali Nagar            CR Office                         0.08           Leased

THIRUANANTHPURAM           VSAT Station                      0.02           Rented

HYDERABAD
Saifabad                   Gateway Earth Station             0.05           Leased
Hitech City                Gateway Earth Station             0.05           Owned
Seringapaly                Gateway Earth Station             2.00           Owned

GANDHINAGAR                Gateway                           0.32           Leased

GOA                        Internet Node Earth Station       0.05           Leased

INDORE                     Internet Node Earth Station       0.02           Leased

In addition to the above, the Company has staff quarters at the locations wherever it has its operations.

     None of the above described properties are subject to a major lien or encumbrance.

     Upon the establishment of the Company in 1986, all of the assets and properties of the Overseas Communications Service were transferred to it by an order of the Government of India which contemplated that details of the transfer would be set forth in a transfer deed. A formal transfer deed has not been executed. While the order of the Government was sufficient to transfer to the Company valid title to all of the non-real estate assets of the Overseas Communication Service, Indian law generally requires that transfers of real estate be evidenced by a formal deed of transfer and registered with a central land registry within a period of four months after the transfer in order to protect the transferee against subsequent claims by third parties. Since the transfer of the real estate from the Overseas Communications Service to the Company has not been executed or registered, the Company has been advised by its Indian counsel that, even if a transfer deed is registered, the Company's title to its real property may be subject to potential claims of third parties in respect of the period prior to the date of registration of the deed. The Company does not anticipate any such claims. In clarifications from the Government, it has been conveyed through a letter in October 2001 that vide provisions of
Section 90 of the Registration Act, 1908 there is no need to register any formal transfer deed or deed of sale for such transfer of assets and the letter can be considered as authority for transfer of all the fixed assets of Overseas Communication Services situated in separate states and cities of India to the Company.

     Indian law requires payment of stamp duty (at rates which vary among states) on instruments which effect transfer of title to real estate. The formal transfer deed, if executed, may be subject to stamp duty at rates ranging from approximately three to 14 percent of the fair market value of the real estate transferred. Such stamp duty may be payable by the Company.

     As of March 31, 2002, the Company operated from twelve gateway switches located at Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur which provide substantially all the connectivity for the Company's services to the international telecommunications network. The Company's international traffic is carried via international satellite links and or by undersea cables.

     The following table sets forth, as of March 31, 2002, the major facilities, links and circuits at each main gateway, at the two earth stations at Bangalore one earth station each located near Pune, Hyderabad, Coimbatore and Patna.

                                                                                NUMBER OF EFFECTIVE CIRCUITS
                                                                               ------------------------------
GATEWAY             FACILITIES         LINK                                    VOICE      DATA*     INTERNET*
-------             ----------         ------------------------------------    -----      -----     ---------
MUMBAI              Vikram-1           Intelsat Atlantic Ocean Region          2,092         30            0
                    Satellite          ("AOR")
                    Earth Station      Satellite
                                       (359 degrees)(1)

                    Vikram-2           Intelsat Indian Ocean Region ("IOR")    1,890         16            0
                    Satellite          Satellite
                    Earth Station      (60 degrees)(1)

                    Vikram-4           Intelsat TOR Satellite                      0          0            0
                    Satellite Earth    (66 degrees)(1)
                    Station

                    Vikram-5           Intelsat IOR Satellite                    208          5          480
                    Satellite          (64 degrees)(1)
                    Earth Station

                    Jawahar Satellite  Intelsat IOR Satellite                      0          0            0
                    Earth Station      (64 degrees)(1)

                    Arvi Land Earth    Immarsat IOR Satellite                    120          0            0
                    Station            (64.5 degrees)(1)

                    India-U.A.E.       Mumbai-Fujairah (U.A.E.)                1,029          0            0
                    Undersea Cable
                    System (Gulf
                    Cable)

                    SEA-ME-WE 2        Singapore, Indonesia, Sri Lanka,        4,355        529            0
                    Undersea Optical   India, Djibouti, Saudi Arabia,
                    Fibre Cable        Egypt, Turkey, Cyprus, Italy,
                    System             Tunisia, Algeria and France

                    Fibre Optic Link   Japan, Korea, China, Hong King,         2,841        906          780
                    Around the Globe   Thailand, Malaysia, India, U.A.E.,
                    Undersea Optical   Egypt, Saudi Arabia, Italy, Spain
                    Fibre Cable        and United Kingdom
                    System

                    SMW-3 Undersea     Japan, S. Korea, China, Taiwan,         1,144      6,065        7,560
                    Optical Fibre      Hong Kong, Philippines, Vietnam,
                    Cable System       Brunei, Malaysia, Singapore,
                                       Thailand, Indonesia, Australia, Sri
                                       Lanka, India, Pakistan, UAE, Oman,
                                       Saudi Arabia, Egypt, Djibouti,
                                       Cyprus, Turkey, Greece, Italy,
                                       Portugal, France, UK, Belgium,
                                       Germany



HYDERABAD                              Intelsat IOR Satellite                      0        126           60
                                       (66 degrees)(1)
KOLKATA             Kolkata            Intelsat IOR Satellite                      0          4            0
                    Satellite Earth    (62 degrees)(1)
                    Station

                                                                                NUMBER OF EFFECTIVE CIRCUITS
                                                                               ------------------------------
GATEWAY             FACILITIES         LINK                                    VOICE      DATA*     INTERNET*
-------             ----------         -------------------------------------   -----      -----     ---------

                    Bose-1 Satellite   Intelsat IOR Satellite                    855        101            2
                    Earth Station      (64 degrees)(1)

                    Bose-4 Satellite   Intelsat IOR Satellite                    120          1           60
                    Earth Station      (66 degrees)(1)

DELHI               Ahmed Satellite    Intelsat IOR Satellite                  2,336        311          480
                    Earth Station      (62 degrees)(1)

                    Ahmed Satellite    Intelsat IOR Satellite                      0          0            0
                    Earth Station(2)   (57 degrees)(1)

                    Greater Kailash    Intelsat IOR Satellite                    247         39            0
                    Satellite          (64 degrees)(1)
                    Earth Station

                    New Delhi          Intelsat IOR Satellite                      0          0            0
                    Satellite Earth    (64 degrees)(1)
                    Station

                    New Delhi, VSAT    Intelsat IOR Satellite                      0        281            0
                    Coaxial Cable      The Department of                          30          0            0
                    System             Telecommunications

CHENNAI             Indian Ocean       Chennai-Penang (Malaysia)                 313          0            0
                    Commonwealth
                    Undersea Cable
                    ("IOCOM")

                    Chennai            Intelsat IOR Satellite                      0          0        1,080
                    Satellite Earth    (66 degrees)(1)
                    Station(2)

                    Thiruvalluvar      Intelsat IOR Satellite                  1,127        138            0
                    Satellite Earth    (64 degrees)(1)
                    Station

ERNAKULAM           Ernakulam          Intelsat IOR Satellite                    854        0              0
                    Satellite Earth    (60 degrees)(1)
                    Station

                    SMW-3 Undersea     Japan, S. Korea, China, Taiwan,         1,608      2,063            0
                    Optical Fibre      Hong Kong, Philippines, Vietnam,
                    Cable System       Brunei, Malaysia, Singapore,
                                       Thailand, Indonesia, Australia, Sri
                                       Lanka, India, Pakistan, UAE, Oman,
                                       Saudi Arabia, Egypt, Djibouti,
                                       Cyprus, Turkey, Greece, Italy,
                                       Portugal, France, UK, Belgium,
                                       Germany

COIMBATORE          Coimbatore         Intelsat IOR Satellite                      0          0           60
                    Satellite Earth    (66 degrees)
                    Stattion

                                                                                NUMBER OF EFFECTIVE CIRCUITS
                                                                               ------------------------------
GATEWAY             FACILITIES         LINK                                    VOICE      DATA*     INTERNET*
-------             ----------         ------------------------------------    -----      -----     ---------
GANDHINAGAR         Gandhinagar        Intelsat IOR Satellite                    210          0            0
                    Satellite          (64 degrees)(1)
                    Earth Station

JALANDHAR           Jalandhar          Intelsat IOR Satellite                  1,061          0            0
                    Satellite Earth    (64 degrees)(1)
                    Station

BANGALORE
                    Sanjay Nagar       Intelsat IOR Satellite                      0        207            0
                    Earth Station      (62 degrees)(1)

                    Information        Intelsat IOR Satellite                      0         80            0
                    Technology Park    (64 degrees)(1)
                    Ltd. Satellite
                    Earth Station

PUNE                Information        Intelsat AOR Satellite                      0          5            0
                    Technology Park    (359 degrees)(1)
                    Ltd. Satellite
                    Earth Station

KANPUR              Kanpur-1           Intelsat IOR Satellite                    268          0           30
                    Satellite Earth    (64 degrees)(1)
                    Station


PATNA               Patna Satellite    Intelsat IOR Satellite                      0          0           30
                    Earth Station      (60 degrees)(1)
TOTAL EFFECTIVE CIRCUITS                                                      22,708     10,907       10,622
                                                                              ======     ======       ======

----------

*   - Circuits in terms of 64KB (Data & Internet Only)

(1) The satellite degrees referred to in the table denote the degree at which the Company's earth station antenna point at the satellite and at which they transmit and receive communications.

(2)  Facilities used exclusively for television broadcasting services.

Circuits

     As of March 31, 2002, the Company operated 22,708 effective international voice circuits, of which 11,388 were satellite circuits and 11,320 were cable circuits. The Company operated 10,907 data circuits of which 1,344 were satellite circuits and 9,563 were cable circuits. The Company also operated 10,622 Internet circuits of which 2,282 were satellite circuits and 8,340 were cable circuits. As of such date, the Company had an international subscriber dialing facility with 237 international destinations enabled through 83 foreign administrations and carriers. From April 1, 2001 to March 31, 2002, the Company recorded an average of 452 international paid minutes per day per circuit, compared to an international norm of approximately 250 paid minutes per day per circuit.

     The Company's policy is to maintain a sufficient number of international circuits so that no more than one percent of call attempts are blocked due to lack of an international circuit. The Company, through the acquisition of additional circuits, is also seeking to reduce the average number of international paid minutes carried per day per circuit from 452 to levels closer to the international norm.

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

     Satellites. As of March 31, 2002, the company operated a total of 11,388 satellite voice circuits and 1,344 satellite data circuits through 13 earth stations at its eight gateway locations, two earthstations located at Bangalore and one each located at Pune and Hyderabad. Satellite capacity is obtained from the International Telecommunications Satellite Organization ("Intelsat") and the International Mobile Satellite Organization ("Inmarsat"), two satellite consortia established by national telecommunications administrations for the purpose of owning and operating satellite communication systems. As of March 31, 2002, the Company had an interest of approximately 5.41 percent in Intelsat. Telecommunications administrations and carriers from 148 countries have investment shares in Intelsat. Intelsat charges international telecommunications administrations and carriers for the use of their satellites in order to meet its operating expenses and amortization costs. Any surplus then remaining is distributed annually to consortium members based on their respective ownership share in Intelsat.

     Intelsat had been privatized with effect from July 18, 2001. The holding company is known as Intelsat Ltd., incorporated in Bermuda. After conversion, the Company holds 5.41 percent (9,015,314 shares of par value US$3 each) in Intelsat. In March 2000, the US Congress passed the ORBIT Act, which addressed the privatization of intergovernmental satellite organisations, including Intelsat and its spin-off company, New Skies Satellite ("NSS"). As per the US ORBIT Act, Intelsat announced an IPO to be conducted before the end of 2002, with the option to extend beyond that date. The Company has been informed that, in order to comply with the provisions of the US ORBIT Act, Intelsat has plans to float an IPO with rights to the existing shareholders to participate in a secondary offering of shares. The Company has decided to place its holding in the secondary offering. However, there is no certainty about the timing of the IPO, the price at which the offer would be sold, or the number of shares that could be sold in the secondary offering. The Managing Director of the Company is a member of the Board of Directors of Intelsat Ltd.

     During 1998-99, Intelsat as part of its restructuring process incorporated New Skies Satellite (NSS) as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of par value Dutch Guilder 1 each to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99 and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment share of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000. NSS announced a 10:1 stock split prior to its initial public offer (IPO) in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2002 stands at 3,442,150 ordinary shares of par value 0.05 Euros each. The market value per share as of March 28, 2002 was US$5.80 per share.

     The intergovernmental organization Inmarsat was privatized on April 15, 1999. The Company's shareholding in Inmarsat Ventures Plc, (formerly Inmarsat Holdings Limited) is in proportion to its investment share in privatization which is 2.02%. The Company has been informed that in order to comply with the provisions of the US ORBIT Act, Inmarsat has plans to float an IPO with rights to the existing shareholders to participate in a secondary offering of shares. The Company has decided to place its holding in the secondary offering. However, there is no certainty about the timing of the IPO, the price at which the offer would be sold, or the number of shares that could be sold in the secondary offering.

     Undersea Cables. As of March 31, 2002, the Company operated a total of 11,320 effective voice circuits and 9,563 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in undersea cables interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific. The Company holds a 47.5 percent ownership interest in the analog IOCOM cable between Chennai, India and Penang, Malaysia and as of March 31, 2002 was operating 313 of its total capacity of 480 circuits. The Company also holds a 50 percent ownership interest in an analog undersea cable between Mumbai and Fujairah, U.A.E., which has a total capacity of 1,380 circuits, of which 1,029 were being used as of March 31, 2002.

     The Company also holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable, which became fully operational in June 1994, was operating 4,355 voice and 529 data effective high speed circuits from Mumbai as of March 31, 2002. In addition to expanding significantly the number of international circuits available to the Company, this cable has also led to an improvement in the

Company's international services, since fiber optic cables provide relatively higher quality transmission than satellites and enhance the Company's ability to offer high quality, high capacity digital data transmission services.

     The Company entered into a Construction and Maintenance Agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). The Company made an investment of Rs.2.23 billion (US$45.67 million) in this cable and the cable has been commissioned. The Company has acquired a 3.50 percent interest in the cable. This cable operates at a total of 1,144 effective Voice and 6,065 Data circuits from Mumbai as also 1,608 effective Voice and 2,063 Data circuits respectively from Cochin as of March 2002. The Company also operates 7,560 Internet circuits on this cable system from Mumbai.

     The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2002, the Company operated 2,841 effective voice circuits and 906 data circuits on this cable system. The Company also utilised 780 Internet circuits on this cable.

     The company has also invested Rs.2.31 billion (US$47.31 million) in South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) cable. Total length of the link is 27,850 kms with a design life of 25 years.

     The Company also has ownership interests in various undersea cables that do not land in India, but which provide connections between various locations served by the Company. These cables include the Trans-Atlantic 12/13 Cable (connecting the United Kingdom, France and the United States), the Trans-Pacific Cable (connecting the United States, Canada and Japan), TAT 14 (connecting United Kingdom, France, Germany and the United states), Japan-US Cable (connecting the United States and Japan), the Asia Pacific Cable (Segment S-J) (connecting Singapore and Japan) and the Columbus 2-America 1 Cable (connecting Italy and the United States). In addition to its direct ownership interests in such undersea cables, the Company has purchased indefeasible rights of use guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

Switches

     As of March 31, 2002, the Company had the capacity to connect 37,271 international telephone, 2,386 telex and 64 telegraph circuits or channels to its switches. Substantially all of the Company's telephone capacity is digital, provided by 12 digital switches installed at the Company's eight gateway locations. Each gateway is linked to the other gateways via dedicated digital lines leased from Bharat Sanchar Nigam Limited, which permits multiple routing options for each call and provides the system with back-up capability in case of equipment failure or over-crowding at any gateway. The switches operated by the Company are supplied by Ericsson and NEC.

     With a view to obtaining secure and competitive supplies, the Company procures equipment from a wide range of sources, and the Company considers that in all major areas of procurement there are sufficient alternative suppliers to make it unlikely that interruption of supply from any one source would cause more than a temporary delay in the implementation of the Company's plans.

Other Facilities

     In addition to the circuits and switches described above, the Company's infrastructure includes various facilities used primarily for its specialized and value-added services. As of March 31, 2002, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 57 earth stations, 4 terrestrial radio communication wires connecting the Company's international switches with its earth stations and a variety of hardware used for the Company's 22 Internet access nodes.

Demerger of Surplus Land

     Under the terms of the Share Purchase Agreement and the Shareholders' Agreement, Panatone Finvest Limited has agreed to cause the Company to hive off or demerge certain land the Company owns at Pune, Kolkata, New Delhi and Chennai (the "Surplus Land") into a separate company (the "Resulting Company") pursuant to a scheme of arrangement. The Surplus Land consists of properties which the Company was not actively using for any business purpose at the time of the Government divestment to Panatone Finvest Limited. The Surplus Land, which is described further in such agreements, consists of the following:

------------------------------------------------------- --------
LOCATION                                                AREA (IN
                                                        ACRES)
------------------------------------------------------- --------
Dighi - Pune                                             524.00
------------------------------------------------------- --------
Halishahar - Kolkata                                      35.19
------------------------------------------------------- --------
Chattarpur - Delhi                                        58.00
------------------------------------------------------- --------
Greater Kailash - Delhi                                   70.00
------------------------------------------------------- --------
Padianallur - Chennai                                     85.94
------------------------------------------------------- --------
TOTAL                                                    773.13
------------------------------------------------------- --------


     Pursuant to a scheme of arrangement, shares of the Resulting Company would be distributed pro rata to the existing shareholders of the Company. Such a scheme would have to be approved by three-fourths in value of the creditors and of the shareholders of the Company present and voting at a meeting of the creditors and members, respectively. Indian counsel has advised that it generally takes about 4-6 months from the time such a scheme of arrangement is filed before the High Court until the time that a decree of demerger passed by the High Court is filed with the Registrar of Companies.

     As part of the consideration for its purchase of a portion of the Government's Shares in the Company, Panatone Finvest Limited agreed to transfer to the Government, without further consideration, a portion of the shares of the Resulting Company that it receives, such portion to be proportionate to the number of Shares of the Company purchased by Panatone Finvest Limited from the Government. In the event that the demerger does not occur or the Company sells or develops the Surplus Land, Panatone has agreed to pay to the Government a pro rata portion of any benefit accruing to the Company as a result of such sale or development, as determined by an appraiser. In its tender/open offer, Panatone Finvest Limited made similar undertakings to the persons who tendered their Shares of the Company and whose Shares were accepted for payment.

     It is possible that the Company and the Resulting Company may have to pay significant capital gains taxes and stamp taxes if the proposed demerger is found by the Indian courts not to fit within the statutory definition of "demerger" under The Income Tax Act, 1961. The Company believes these taxes could be substantial. To avail of favorable income tax treatment, the Company would have to create a separate realty undertaking comprising the surplus lands. The realty undertaking would then be transferred to the Resulting Company under the scheme of arrangement. Because the Surplus Lands are separately situated and do not generate separate revenues, they may be found not to constitute a "realty undertaking" under the relevant Indian law, and therefore may be found not to be a "demerger" as well. However, a statutory demerger may also include a split or reconstruction according to such conditions as the Government may issue in the Official Gazette. To date, the Government has not issued such conditions pertaining to the Surplus Lands, and the Company has not requested that the Government do so, though it may in the future so request.

     The High Court's decree, if and when passed, will have to be submitted to the stamp authorities for adjudication to ascertain the amount of stamp duty which has to be paid by the Company. Under the Bombay Stamp Act, 1958 the stamp duty shall not exceed an amount equal to 7% of the true market value of the immovable property located within the State of Maharashtra transferred by the Company to the Resulting Company or an amount equal to 0.7% of the aggregate of the market value of the shares issued by the Resulting Company and the amount of consideration paid for such demerger, whichever is higher. Under the Income-tax Act, the expenditure incurred by the Company wholly and exclusively for the purpose of demerger shall be allowed as a deduction equal to 1/5th of such expenditure for five successive years beginning from the year in which demerger takes place.

     No time period is specified in the Shareholders' Agreement or the Share Purchase Agreement for the demerger of the Surplus Lands. The Company cannot predict if and when the demerger will take place.

     CAPITAL EXPENDITURES

     See "Item 5. Operating and Financial Review and Prospects -- Capital expenditures."

     INVESTMENTS

     See "Item 5. Operating and Financial Review and Prospects -- Investments."

     SALES AND MARKETING

     The Company has embarked upon the process of creating a sales and solutions organization for the corporate market in India. The team is intended to initially cover the principal cities of India such as Mumbai, Delhi, Bangalore, Chennai, Hyderabad, Kolkata, Ernakulam, Jalandhar and Kanpur. In all theses cities the Company intends to have its own sales-force that consists of a direct team and a channel team. The direct team will cover about 250 prime corporate accounts across the country. Small and medium businesses will be covered through channels that will be managed by the channels team. The channel partners will be those that are currently system integrators or IT vendors who already have a presence in the small and medium enterprise (SME) market-place. Due to the convergence of IT and telecommunications and the complexities involved, the Company is also creating a solutions team which will provide support for complex projects. These teams will be supported by Customer Relations Mangement. The Company is also in the process of differentiating its offerings by providing various service levels among its different offerings.

     LEGAL PROCEEDINGS

     The Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.68 billion, Rs.3.51 billion, Rs.2.74 billion, Rs.3.39 billion and Rs.2.40 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs.8.42 billion, have been applied by the Indian income tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.1.74 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of one and one fourth percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I. Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals) - I, Mumbai. On September 14, 2000, the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, the refund due to the Company was adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

     The Income Tax Department has the right to appeal against the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has received communications from the High Court to the effect that the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.21.62 billion (US$442.76 million) including interest, but excluding penalties, thereon as of March 31, 2002 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim. The tax authorities have allowed license fees paid by the Company to DOT as an allowable expenditure for the year ended March 31, 1999. The Company believes that the license fees may be allowed as a deductible expenditure in assessments of the pending years.

     The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the years ended March 31, 1996, 1997, 1998 and 1999 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.23 billion, Rs.0.58 billion, Rs.1.13 billion and Rs.1.49 billion in respect of taxes due in connection with such profits for the years ended March 31, 1996, 1997,

1998 and 1999, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of one and one fourth percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.6.71 billion (US$137.42 million) including interest, but excluding penalties thereon as of March 31, 2002 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.2.55 billion including interest but excluding penalties in respect of taxes due in connection with such reimbursements for the year ended March 31, 1994. The Company has paid to the tax authorities Rs.1.90 billion with respect to this claim. The Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I, Mumbai. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.55 billion (US$52.22 million) including interest, but excluding penalties, thereon as of March 31, 2002. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     Consequently, the Company has not made provision for the potential liability arising from these claims.

     In addition, under the Indian taxation laws, the Company is subject to wealth tax on the net wealth of the Company since fiscal 1996 onwards. The Company is in the process of getting its assets valued under the Indian tax laws. Pending such valuation, the Company is not in a position to determine its potential wealth tax liability and has not made any payment towards such liability as of this date.

     In addition, the Company is involved in lawsuits, claims, investigations and proceedings which arise in the normal course of its business. There are no such matters pending that the Company expects to be material to its business.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of the results of operations and financial condition of the Company for the fiscal years ended March 31, 2000, 2001 and 2002 should be read in conjunction with the financial statements of the Company and the Notes thereto included elsewhere herein. The following discussion is based on the Company's audited financial statements for the fiscal years ended 2000, 2001 and 2002, which have been prepared by the Company in accordance with US GAAP.

CRITICAL ACCOUNTING POLICIES ADOPTED IN PREPARING FINANCIAL STATEMENTS


     A.   USE OF ESTIMATES

               Material estimates included in the financial statements that are susceptible to change include traffic revenue, allowances for doubtful debts with respect to trade and other receivables and valuation of investments that are unlisted.

     B.   TRADE AND OTHER RECEIVABLES

               Trade and other receivables are stated at their expected realizable values, net of allowance for doubtful debts. Amounts payable to, and receivable from, the same carriers and the BSNL are shown on net basis, where the legal right of set-off exists and shall be settled with the respective carriers and BSNL on net basis.

     C.   INVESTMENTS

               The Company accounts for its investments in respect of listed securities at market value while the unlisted securities are listed at cost less permanent impairment, if any. Gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders' equity.

     D.   PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment are reflected at cost, net of accumulated depreciation. All costs relating to the acquisition and installation of property, plant and equipment are capitalized. Depreciation is charged on property, plant and equipment on a straight-line basis from the time they are available for use, over their estimated economic lives as given below:



                                         YEARS
Buildings                                61
Plant and machinery:
  Earth stations                         12
  Cables including IRU's                 10-25
  Exchanges                              12
  Other network equipment                 8
  Office equipment                       20
Computers                                 6
Furniture, fittings and vehicles         10-15


               Depreciation on freehold land is not provided while the land acquired on lease is amortized over the period of the lease.

     E.   IMPAIRMENT OF LONG LIVED ASSETS

               The Company evaluates the carrying value of its property and equipment. Whenever the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset, an impairment loss is recognized. Impairment loss is measured based on fair value of the asset computed using discounted cash flows as if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell.

     F.   REVENUE RECOGNITION

               Revenues for long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized at agreed tariffs with the customers. Revenues from Internet services are recognized based on usage by subscribers.

               Income from Intelsat, Ltd. is accounted as dividend income and included as part of non-operating income.

     G.   OPERATING COSTS

               The principal components of the Company's operating costs are network and transmission costs, license fees paid to the DoT and other operating costs.

               Network and transmission costs include payments to BSNL for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from BSNL and satellite circuits from satellite companies. The Company pays a proportion of the amounts received from BNSL to transit and destination foreign administrations. Similarly, a proportion of the payments from the foreign administrations are paid to BSNL for completing calls within India.

               Under the revenue sharing agreement with DoT/BSNL, which was valid upto March 31, 2002, the Company paid to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned.

               Other operating costs include general and administrative expenses other than network and transmission costs and license fees.

OPERATING RESULTS

     The following table sets forth information regarding the Company's operating data for the fiscal years ended March 31, 2000, 2001 and 2002.

                                                       YEARS ENDED MARCH 31,
                                                    --------------------------
                                                    2000       2001       2002
Paid telephone minutes (millions)
Incoming                                           1,773      2,161       2545
Outgoing                                             473        527        575
   Total                                           2,246      2,688      3,120

Ratio (incoming/outgoing)                           3.75       4.10       4.43

Average revenue received from Bharat Sanchar
 Nigam Limited for outgoing telephone calls
(Rs./minute)                                       38.85      34.81      28.09
Average settlement rate received from foreign
 administrations for incoming telephone calls
(Rs./minute)                                       25.47      21.60      16.31
(US$/minute)(1)                                     0.58       0.46       0.33

----------

(1) Translated at the average of the Market Rates on the last day of each month during the period which was Rs.43.65, Rs.46.85 and Rs.48.83 per US$ for the fiscal years ended March 31, 2000, 2001 and 2002 respectively.

     The following table sets forth information regarding the Company's operating revenue for the fiscal years ended March 31, 2000, 2001 and 2002.


                                       YEARS ENDED MARCH 31,
                              --------------------------------------
                              2000        2001      2002       2002
                             ----------------------------    --------
                                                              (US$ IN
                                   (RS. IN MILLIONS)         MILLIONS)
                             ----------------------------    --------
OPERATING REVENUE
Incoming telephone           45,161      46,674    41,503      849.95
Incoming telex                  128         112        70        1.43
Outgoing telephone           18,375      18,345    16,153      330.80
Outgoing telex                  175         112        88        1.80
Leased circuits               2,986       3,140     3,584       73.40
Internet access services      2,095       2,980     2,305       47.20
Other revenue                   720         553     1,347       27.59
                             ------      ------    ------    --------
Total traffic revenue        69,640      71,916    65,050    1,332.17
                             ======      ======    ======    ========

     Revenue

     The principal components of the Company's revenue are (1) payments from foreign telecommunications administrations and carriers for incoming traffic (prior to deducting amounts payable by the Company for outgoing traffic), which are typically denominated mostly in Special Drawing Rights ("SDRs") or Dollars, and (2) payments from Bharat Sanchar Nigam Limited for outgoing traffic (prior to deducting amounts payable by the Company for incoming traffic), which are denominated in Rupees. The major factors influencing revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the revenue sharing arrangement with Bharat Sanchar Nigam Limited, accounting rates negotiated with foreign administrations and the Rupee/SDR and the Rupee/Dollar exchange rates. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement." Our previous revenue sharing arrangement expired on March 31, 2002, and we are currently in the process of negotiating new arrangements with BSNL and MTNL. See "Item 3. Key Information -- Risk Factors -- New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated."

     Telephone Revenue. Revenue from telephone traffic historically has constituted the most substantial component of the Company's revenue, accounting for 91.23, 90.41 percent and 88.63 percent of revenue for the fiscal years, 2000, 2001 and 2002, respectively. The decline in telephone traffic revenue as a percentage of total revenue is due primarily to a significant decline in the settlement rates and to the increasing revenue contribution from specialized and value-added services such as Internet access and international leased lines.

     Telephone revenue grew by 2.33 percent during fiscal 2001 and decreased by
11.32 percent during fiscal 2002, in spite of increases in total call volumes (as measured in paid telephone minutes) of 19.68 percent and 16.07 percent, respectively. Incoming call revenue increased by 3.35 percent during fiscal 2001 primarily as a result of an increase in incoming call volume of 21.88 percent and the depreciation of the Rupee against the SDR and the Dollar which increased in Rupee terms the amount of foreign currency received from foreign administrations and carriers. Incoming call revenues decreased by 11.08 percent during fiscal 2002 despite an increase in incoming call volumes of 17.77 percent due to reductions in accounting rates between the Company and foreign administrations and carriers. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal 2000, 2001 and 2002 decreased in Dollar terms from US$0.58, to US$0.46 and to US$0.33 per minute, respectively as a result of decreases in accounting rates applicable to the Company.

     Outgoing call revenue decreased by 0.16 percent and 11.95 percent in fiscal 2001 and fiscal 2002 despite an increase in call volume of 11.42 percent and
9.11 percent respectively (due primarily to decreases in the applicable accounting rates.)

     The increases in incoming call volume in fiscal 2001 and fiscal 2002 were attributable, among other things, to decreases in average tariff rates for international calls charged by foreign administrations and carriers, including those in the United States. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement -- Payments to and from Foreign Administrations or Carriers." Increases in incoming call volume are also attributable to the increasing volume of calls from India made through call-back and home country direct services, which calls are billed outside of India and are therefore treated as incoming calls. The increases in outgoing call volume in such periods were attributable principally to the expansion and upgrading of the domestic telephone network which resulted in improved access to the Company's international telephone services and to the reduction in tariffs for outgoing international calls.

     The ratio of incoming to outgoing calls increased steadily from 3.75 in fiscal 2000, to 4.10 in fiscal 2001 and to 4.43 in fiscal 2002. Such increases in the ratio of incoming to outgoing calls are due, among other things, to continuing decreases in the average tariff for international calls charged by foreign administrations and carriers, including those in the United States, as a result of which it is cheaper to place a long-distance call to India from an international destination than to place an international long-distance call from India, and the effect of call-back and home country direct services.

     The Company is facing further declines in international accounting rates, particularly with US carriers. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangements -- Payments to and from Foreign Administrations or Carriers." Declines in tariff rates for telephone services offered by the Company, including an approximately 27 percent reduction in peak international call tariffs for fiscal 2000, were mandated by the TRAI. TRAI mandated a further 23 percent reduction in peak international call tariffs over the fiscal two year period ended 2002. The TRAI has since mandated a further reduction in tariffs of 16 to 20 percent for international long distance calls. Such reduced tariffs were between October 1, 2000 and March 31, 2002. See "Item
3. Key Information -- Risk Factors -- Tariff Reform." While further declines in tariff rates can be expected to increase traffic volume, there can be no assurance that lower tariff rates will not lead to unfavorable revisions to the revenue sharing arrangement with BSNL or MTNL or otherwise adversely affect the Company's business and prospects.

     Telex Revenue. Total revenue from telex services decreased from Rs.303 million in fiscal 2000, to Rs.224 million in fiscal 2001 and to Rs.158 million (US$3.24 million) in fiscal 2002. Such decreases are attributable principally to a decline in telex traffic volume as customers switched from using telex services to other forms of communication such as facsimile, telephone and E-mail. Telex revenue accounted for 0.44 percent of total traffic revenues in fiscal 2000, 0.31 percent in fiscal 2001 and 0.24 percent in fiscal 2002.

     Leased Circuits Revenue. Revenue from leased circuits increased by 5.16 percent during fiscal 2001 and by 14.14 percent during fiscal 2002. Increase in revenue from leased circuits is lower as compared to the increase in the number of customers due to the drastic reduction in tariffs over the period.

     Internet Access Services Revenue. Internet access services were first introduced by the Company in India in August 1995. Revenues from Internet services were Rs.2,095 million, Rs.2,980 million and Rs.2,305 million (US$47.20 million) during fiscal 2000, fiscal 2001 and fiscal 2002, respectively, an increase of 42.24 percent and decrease of 22.65 percent during fiscal 2001 and fiscal 2002, respectively. The Company's Internet subscribers, exclusive of customers connected across the remote access nodes of Bharat Sanchar Nigam Limited, have grown from 528,535 as of March 31, 2001 to 586,638 as of March 31, 2002. The decrease in Internet revenues despite an increase in customers is due to the drastic reduction in tariffs over the period. The Company was initially the sole provider of Internet services in India. However, the Government announced a new Internet policy in November 1998 which allows the entry of private Internet service providers. As of March 31, 2002, there were approximately 442 licensed Internet service providers in India. See "Item 4. Information on the Company -- Industry Overview -- Recent Developments."

     In late 1998, the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company and the Department of Telecommunications entered into a license agreement on January 25, 1999, with effect on the same day, under which the Company was granted a license to provide Internet access service in six cities on a non-exclusive basis. Subsequently, as a part of the compensation package for the removal of monopoly two years ahead of schedule, an all-India licence was provided.

     Other Revenue. Other traffic revenues include revenues from services such as the transmission of television signals, telegraph services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange, and video conferencing. Revenue from these sources accounted for 1.03 percent of revenues in fiscal 2000, 0.77 percent in fiscal 2001 and 2.07 percent in fiscal 2002.

     Accounting Rates. The Company has concluded its annual negotiations with its US correspondent carriers and with other major foreign correspondent carriers and administrations with respect to accounting rates applicable to fiscal 2002. The Company recorded revenues on its incoming calls and costs on its outgoing calls for the year ended March 31, 2002 at the accounting rates at which final settlement was reached.

     Income from Satellite Consortia. Consequent to the corporatization of Intelsat during July 2001, any returns would be in the form of dividends and no such income has been received during fiscal 2002. Prior to its corporatization, Intelsat used to periodically distribute a portion of the surplus generated to its shareholders in proportion to their holdings.

Operating Costs

     The principal components of the Company's operating costs are network and transmission costs, other operating costs and the license fee paid to Department of Telecommunications.

     The following table sets forth certain information regarding the components of the Company's operating costs for the fiscal years ended March 31, 2000, 2001 and 2002.

                                                                   YEARS ENDED MARCH 31,
                                                           --------------------------------------
                                                           2000       2001       2002       2002
                                                           -----      -----     ------     ------
                                                                                           (US $)
Average revenue sharing rate paid to Bharat Sanchar
 Nigam Limited for incoming telephone calls
(Rs./minute)                                              16.46      12.53      8.53        0.17
Average settlement rate paid to foreign
 administrations for outgoing telephone calls
(Rs./minute)                                               26.33      23.81     16.84
(US$/minute)(1)                                             0.60       0.51      0.34

Network and transmission costs
(in millions)
Transmission costs to Bharat Sanchar Nigam Limited(2)   Rs.29,254     27,341    23,050     472.05
Transmission costs to foreign administrations(3)           13,374     13,866    10,721     219.56
Other transmission costs                                    2,993      3,943     5,806     118.90
                                                           ------     ------    ------    -------
Total                                                      45,621     45,150    39,577     810.51
Other operating costs including depreciation (in
 millions)                                                  4,156      4,752     6,701     137.23
Government levy/license fee                                 4,712      5,022     5,393     110.44
(in millions)
                                                           ------     ------    ------    -------
Total operating costs (in millions)                        54,489     54,924    51,671    1058.18
                                                           ======     ======    ======    =======

----------

(1) Translated at the average of the market rates on the last day of each month during the period which was Rs.43.65, Rs.46.85 and Rs.43.83 per US$1.00 for the fiscal years ended March 31, 2000, 2001 and 2002 respectively.

(2) Out of such amounts, payments in respect of incoming telephone calls amounted to Rs.29,176 million, Rs.27,079 and Rs.21,699 million (US$444.38 million) for the fiscal years ended March 31, 2000, 2001 and 2002 respectively.

(3) Of such amounts, payments in respect of outgoing telephone calls amounted to Rs.12,455 million, Rs.12,578 and Rs.9,684 million (US$198.32 million) for the fiscal years ended March 31, 2000, 2001 and 2002 respectively.

     Network and Transmission Costs. Network and transmission costs include transmission costs to Bharat Sanchar Nigam Limited for incoming traffic and to foreign administrations and carriers for outgoing traffic (See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement"), as well as the cost of leasing certain transmission facilities, including lines from Bharat Sanchar Nigam Limited and satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV.

     Transmission costs to Bharat Sanchar Nigam Limited for incoming traffic decreased by 6.54 percent and by 15.69 percent during fiscal 2001 and fiscal 2002 respectively, principally due to decrease in settlement rates being higher than the increase in volume. The average revenue sharing rate paid to Bharat Sanchar Nigam Limited per minute for incoming traffic decreased over this period from Rs.12.53 per minute to Rs.8.53 per minute. Payments to foreign administrations and carriers for outgoing traffic increased by 3.68 percent in fiscal 2001 due to an increase in call volume being higher than the increase in settlement rates and decreased by 22.68 percent in fiscal 2002 due to the lower settlement rates. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.60 per minute to US$0.51 per minute and to US$0.34 per minute, and in Rupee terms from Rs.26.33, to Rs.23.81 and to Rs.16.84 per minute for the fiscal years ending March 31, 2000, 2001 and 2002 respectively. This decrease was primarily as a result of decreases in accounting rates applicable to the Company.

     The cost of leasing transmission facilities increased by 31.74 percent and
47.25 percent during fiscal 2001 and fiscal 2002 respectively. Such increases are attributable primarily to increases in both incoming and outgoing call volume, which necessitated leases of additional lines and satellite circuits.

     Other Operating Costs. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. During fiscal 2001 other operating costs increased by 14.34 percent and 41.01 percent during fiscal 2002 due principally to greater expenditures relating to repairs, maintenance, spares, electricity charges, marketing, increases in staff costs, and other costs.

     License Fee. For fiscal 2000, fiscal 2001 and fiscal 2002 under the revenue sharing arrangement with the Department of Telecommunications, the Company paid to the Department of Telecommunications a license fee of Rs.0.25 million per circuit commissioned on average per annum. Under this revenue sharing arrangement with the Department of Telecommunications, the amount of the license fee paid by the Company increased by

6.58 percent during fiscal 2001 and by 7.39 percent during fiscal 2002 due to the addition of commissioned circuits.

Operating Profit

     The following table sets forth certain information regarding the Company's gross telephone and operating profits for the fiscal years ended March 31, 2000, 2001 and 2002.

                                                             YEARS ENDED MARCH 31,
                                             ------------------------------------------------
                                               2000           2001          2002        2002
                                             --------       --------      --------      -----
                                                                                         US $
Gross profit on telephone services (in
 millions)(1)                                Rs.21,174      Rs.25,251     Rs.26,273     538.05
Gross profit per telephone minute                 9.43           9.39          8.42       0.17
  Incoming(2)                                     9.02           9.07          7.78       0.16
  Outgoing(2)                                    12.52          10.94         11.25       0.23
  Operating profit (in millions)                15,888         18,152        13,379     273.99


----------

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

     Gross profit on telephone services increased 19.25 percent and 4.05 percent in fiscal 2001 and fiscal 2002 respectively. These increases are due primarily to increases in total traffic volume of 19.68 percent and 16.07 percent for the fiscal year ended March 31, 2001 and fiscal year ended March 31, 2002 respectively. The increase in gross profit on telephone services in fiscal 2001 and fiscal 2002 was despite a 0.42 percent and 10.33 percent decrease in gross profit per telephone minute due to drastic reductions in settlement rates and changes in traffic patterns.

     Gross profit per telephone minute is the average of gross profit per telephone minute for incoming and outgoing traffic, weighted by the ratio of incoming to outgoing calls. Gross profit per telephone minute for incoming traffic increased by 0.55 percent during fiscal 2001 and decreased by 14.22 percent during fiscal 2002. In fiscal 1998 under the revenue sharing arrangement that came into effect, payments between the Company and Bharat Sanchar Nigam Limited over the course of the fiscal year were based on settlement rates and exchange rates prevailing at the beginning of the fiscal year. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement." During fiscal 2001 and fiscal 2002, the fall in the depreciation of the Rupee against the SDR and the US Dollar exceeded the fall in the average incoming settlement rates. Consequently, the payments made by the Company in fiscal 2001 and fiscal 2002 were based on lower incoming settlement rates than the Company actually received from foreign administrations and carriers during the course of fiscal 2001 and fiscal 2002. Coupled with the larger fall in the value of the Rupee relative to incoming settlement rates, the Company earned a gross profit per incoming telephone minute that was higher than the Rs.10 per minute provided under the revenue sharing agreement.

     Gross profit per telephone minute for outgoing traffic decreased by 12.62 percent in fiscal 2001 and increased by 2.83 percent in fiscal 2002. In fiscal 2000, fiscal 2001 and fiscal 2002, the Company was operating under a revenue sharing arrangement as per which the payments between the Company and Bharat Sanchar Nigam Limited were based on settlement rates and exchange rates prevailing at the beginning of the fiscal year. See "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement." During fiscal 2001 and fiscal 2002, the depreciation of the Rupee against the SDR and the US Dollar exceeded the fall in average outgoing settlement rates. Consequently, the payments received by the Company from Bharat Sanchar Nigam Limited in fiscal 2000, 2001 and fiscal 2002 were based on lower outgoing settlement rates than the Company actually paid to foreign administrations and carriers during the course of the year. Coupled with the lesser depreciation of the Rupee against the SDR and the US Dollar relative to the fall in average outgoing settlement rates, the Company earned a gross profit per outgoing telephone minute that was higher than the Rs.10 per minute provided under the prevailing revenue sharing arrangement.

     Operating profit increased by 14.25 percent during fiscal 2001 due primarily to an increase in gross profit on telephone services as well as revenues from leased circuits, and Internet access services, offset by increases in rent of transmission facilities and other operating costs. Operating profits decreased by 26.29 percent during fiscal 2002 due to increase in losses borne by the Company in connection with the revenue sharing arrangement with BSNL and lower settlement rates during the year.

Investment and Other Income

     The following table sets forth certain information regarding the components of the Company's investment and other income for the fiscal years ended March 31, 2000, 2001 and 2002.

                                                 YEARS ENDED MARCH 31,
                                          ----------------------------------
                                          2000      2001      2002     2002
                                          -----    -----     -----    ------
                                                                        US$
                                                     (IN MILLIONS)
Revenue from Intelsat                       737    1,160         -         -
Revenue from Inmarsat                         -        -         -         -
Profit / (loss) on sale of investments       86       (5)       (2)    (0.04)
Forex gains (Net)                         1,449    2,878       939     19.23
Interest Income (Net)                     1,676    3,963     4,380     89.70
Other income                                292      185       434      8.89
                                          -----    -----     -----    ------
Total                                     4,240    8,181     5,751    117.78
                                          =====    =====     =====    ======

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

     In April 1999, Inmarsat was restructured as a corporate entity and the Company was allotted shares in lieu of its investment in Inmarsat. Consequently, any future revenues from this investment will be in the form of dividends. Investment and other income increased by 64.89 percent in fiscal 2001 primarily due to an increase of compensation from Intelsat on account of special distributions and higher foreign exchange gains. However, there was a decrease of 67.50 percent in fiscal 2002 due primarily to Intelsat paying no dividends that year. In July 2001 Intelsat was privatized and the Company was allotted a shareholding of about 5.42 percent in Intelsat Limited.

Net Interest

     Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest receivable increased to Rs.3,963 million during fiscal 2001 from Rs.1,676 million in fiscal 2000 and again increased to Rs.4,380 million (US$89.70 million) during fiscal 2002 due to an improvement in the Company's cash position.

Income before Taxation

     Income before taxation increased by 30.22 percent from Rs.19,331 million in fiscal 2000 to Rs.25,173 million in fiscal 2001. Income before taxation decreased by 24.01 percent in fiscal 2002 to Rs.19,130 million (US$391.77 million).

Income Tax Expense

     The Company's effective tax rates (including dividend tax of Rs.84 million, Rs.105 million and Rs.3,634 million respectively) were 32.28 percent, 38.74 percent and 50.15 percent for fiscal 2000, fiscal 2001 and fiscal 2002. The effective tax rates excluding dividend tax were 31.85 percent, 38.32 percent and
31.15 percent respectively compared to the effective statutory rate of 38.50,
39.55 and 35.70 percent for all such fiscal years. Such differences between the effective tax rates and the effective statutory rates were attributable to things such as exchange gains treated as capital receipts for income tax provision and provision in diminution in the value of investments not allowed for tax.

     The Indian tax authorities have taken the position that the Company is not entitled to a tax deduction it took in the year ended March 31, 1995 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2.68 billion, Rs.3.51 billion, Rs.2.74 billion, Rs.3.39 billion and Rs.2.40 billion in respect of taxes due (including interest, but excluding penalties) in connection with the license fees for the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. Tax refunds otherwise due to the Company for subsequent years, amounting to approximately Rs.8.42 billion, have been applied by the Indian income tax authorities to a portion of this disputed claim. In addition, the Company has paid the tax authorities Rs.1.74 billion with respect to this claim. However, the outstanding amount continues to accrue interest at a rate of one and one fourth percent per month. The Company disputed this claim and lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai for each of the relevant years. The Company subsequently appealed to the Income-tax Appellate Tribunal, Mumbai as the Commissioner of Income-tax (Appeals) - I, Mumbai denied the Company's claim with respect to the year ended March 31, 1995. The appeals with respect to the other years are still pending with the Commissioner of Income-tax (Appeals) - I, Mumbai. On September 14, 2000 the Income-tax Appellate Tribunal, Mumbai issued an order in the Company's favor and held that the license fee paid by the Company to the DOT is an allowable tax deductible expenditure under the Income Tax Act. Consequent to this order, the refund due to the Company is adjusted against the demand due for the subsequent years. In addition, the Company can request the Commissioner of Income-tax (Appeals) - I, Mumbai to expedite the orders for the other years.

     The Income Tax Department has the right to appeal against the order of the Income Tax Appellate Tribunal in the High Court within a period of 120 days from the date of the order. The Company has received communications from the High Court to the effect that the department has disputed this claim of the Company in the High Court. If the Company loses that case, the tax authorities may make the Company liable for similar claims for subsequent years and this could result in an aggregate potential liability of approximately Rs.21.62 billion (US$0.44 billion) including interest, but excluding penalties, thereon as of March 31, 2002 and additional amounts for the periods thereafter. The Company has been advised by independent Indian counsel that it believes that the Company has a strong case with respect to this claim. The tax authorities have allowed license fees paid by the Company to DOT as an allowable expenditure for the year ended March 31, 1999. The Company believes that the license fee may be allowed as a deductible expenditure in assessments of subsequent years also.

     The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the fiscal years ended March 31, 1996, 1997, 1998 and 1999 with respect to certain of its profits which the Company claims were generated by an enterprise engaged in infrastructure development. The Indian tax authorities claim that the Company owes approximately Rs.0.23 billion, Rs.0.58 billion, Rs.1.13 billion and Rs.1.49 billion in respect of taxes due in connection with such profits for the fiscal years ended March 31, 1996, 1997, 1998 and 1999, respectively. The Company disputes this claim and has lodged an appeal with the Commissioner of Income-tax (Appeals) - I, Mumbai. The outstanding amount of the claim continues to accrue interest at a rate of one and one fourth percent per month. If the Company loses its case, the tax authorities may make similar claims for subsequent years, resulting in an aggregate potential liability of approximately Rs.6.71 billion (US$0.14 billion) including interest, but excluding penalties, thereon as of March 31, 2002 and additional amounts for periods thereafter. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     Furthermore, the Indian tax authorities have taken the position that the Company has not offered for tax certain reimbursements it received from the Government during the fiscal year ended March 31, 1994. The Indian tax authorities claim that the Company owes approximately Rs.2.55 billion including interest but excluding penalties in respect of taxes due in connection with such reimbursements for the fiscal year ended March 31, 1994. The Company has paid to the tax authorities Rs.1.90 billion with respect to this claim. The Company disputes this claim and has lodged an appeal with the Commissioner of Income Tax (Appeals) - I. Mumbai. If the Company loses its case, the Company's aggregate potential liability would be approximately Rs.2.55 billion (US$0.05 billion) including interest, but excluding penalties, thereon as of March 31, 2002. The Company believes that it has a reasonable basis for its claim and that its appeal may succeed.

     In addition, under the Indian taxation laws, the Company is subject to wealth tax on the net wealth of the Company since fiscal 1996 onwards. The Company is in the process of getting its assets valued under the Indian tax laws. Pending such valuation, the Company is not in a position to determine its potential wealth tax liability and has not made any payment towards such liability as of this date.

     Consequently, the Company has not made provision for the potential liability arising from these claims.

Net Income

     Net income increased by 17.81 percent in fiscal 2001 from Rs.13,091 million in fiscal 2000 to Rs.15,422 million in fiscal 2001. Net income decreased by
38.16 percent in fiscal 2002 to Rs.9,537 million (US$195.31 million) from Rs.15,422 in fiscal 2001.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will apply the provisions of SFAS No. 146 when it incurs a liability for costs associated with an exit or disposal activity.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital resources are generated from internal accruals which in turn are generated from operations. In addition, the Company borrows funds for short term requirements from time to time in order to meet temporary working capital deficits. The Company believes that there will be no liquidity problem in the near future and that the Company will be able to meet its liquidity requirements by ploughing back its internal accruals.

     As of March 31, 2002, the Company's cash and cash equivalents were Rs.7,881 million (US$161.40 million) as against Rs.2,200 as at March 31, 2001, reflecting an increase of Rs.5,681 million (US$116.34 million) mainly due to an increase in time deposits with maturities ranging from 9 to 90 days.

     The Company's working capital has decreased from Rs.53,733 million as of March 31, 2001 to Rs.28,056 million (US$574.56 million) as of March 31, 2002. This decrease is primarily due to the following reasons:

     a) Decrease in short-term investments from Rs.46,050 million as on March 31, 2001 to Rs.17,469 million (US$357.75 million) as on March 31, 2002, due to an additional outflow of Rs.33,508 million (US$686.22 million) towards dividends (including tax) net of short-term borrowings.
     b) Reduction in trade receivables from Rs.17,347 million as on March 31, 2001 to Rs.14,380 million (US$294.49 million) as on March 31, 2002, due to a reduction in settlement rates with respect to basic services and a reduction in tariff in value added services apart from a reduction in credit period from 100 days to 91 days.
     c) During the year, the Company has made short term borrowings of Rs.5,751 million (US$117.78 million) to disburse its dividends as the funds were kept in short-term investments yielding higher interest rates
     d) Trade payables decreased from Rs.11,309 million as on March 31, 2001 to Rs.5,728 million (US$117.30 million) as on March 31, 2002 due mainly to a reduction in settlement rates with respect to basic telephony and a reduction in the credit period from 100 days to 62 days.

     The Company does not have any off balance sheet financing arrangements.

     CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS:


CONTRACTUAL OBLIGATIONS                             Rs. in millions
-------------------------------------------------------------------
                                  PAYMENT DUE BY PERIOD
-------------------------------------------------------------------
Particulars           Total    Less than 1    1-3    4-5     After
                                 year        years  years   5 years
-------------------------------------------------------------------
Capital Commitments  2,117.59   1,767.64    238.30  111.65    NIL
-------------------------------------------------------------------

     OTHER COMMERCIAL COMMITMENTS

                                                         Rs. in millions
------------------------------------------------------------------------
                                           PAYMENT DUE BY PERIOD
------------------------------------------------------------------------
Particulars              Total    Less than    1-3       4-5      After
                                    1 year    years     years    5 years
------------------------------------------------------------------------
Letters of Credit        41.54      41.54       NIL      NIL       NIL
------------------------------------------------------------------------
Bank Guarantees          36.24      21.38     13.63     1.23       NIL
------------------------------------------------------------------------
Total                    77.78      62.92     13.63     1.23       Nil
------------------------------------------------------------------------

     The Company is not involved in any trading activities.


CAPITAL EXPENDITURES

Process of the Company's Capital Investment Plans

     Indian government agencies and public sector companies are required to implement capital expenditure programs through a series of five year plans. Prior to February 2002, when the Company was a public sector company, its five year plans were typically subject to mid-term review, which historically led to material changes in the Company's estimates of both the amount and the types of capital expenditures on specific projects. The materiality of these changes was compounded by the Company's weaknesses in preparing budgets and appraising and monitoring capital expenditure projects. In addition, the aggregate capital expenditures under any five year plan were often revised upward or downward as was necessitated by changes in the telecommunications market and the evolving needs of the Company.

     Subsequent to the privatization of the Company in February 2002, the Company is no longer required to follow the Governmental system of five year plans. Hence, the Tenth Five-Year Plan prepared earlier under Government guidelines has been abandoned.

     As a result of privatization as well as the deregulation of the industry, the Company's capital expenditure opportunities have also changed. Prior to privatization, the Company was somewhat hampered in its ability to plan and undertake capital investments. The Company was unable to obtain licenses, such as for the provision of national long distance ("NLD") services, which cut it off from several potential areas of development. The Company was also unable to tie up or form joint ventures with other companies in the telecom sector - which would have allowed the Company to take advantage of other potential development opportunities - because many of these companies were potential bidders for the Company in its pending privatization. Now that privatization is complete, the Company's opportunities are expanded, and the Company is in the process of reviewing and crystalizing its business plan and capital expenditures.

     The Company henceforth intends to prepare and modify as necessary annual capital expenditure plans to reflect the changing competitive market. The Company hopes to achieve continuous growth and enhancement in existing telephony business and Internet dial up services while simultaneously backward integrating by entering into the NLD market. The Company also expects to introduce newer technologies like ATM and VoIP in its network. The Company also expects to equip its infrastructure to provide new value added services like Bandwidth on Demand, VPN services, and Broadband Services.


Planned Capital Expenditures

     The Company has planned the following projects, which it believes are ambitious, to increase the revenues from the existing service portfolio and to generate new revenue streams. These plans are subject to ongoing review and modification by the Board of Directors in light of changing competitive conditions and the Company's financial condition and results of operations.

-----------------------------------------------------------------------------------------------------
                                                                       PROJECT OUTLAY DURING 2002-03
                                              TOTAL PROJECT COST      -------------------------------
SCHEME                                           RS. MILLION          RS. MILLION         US$ MILLION
-----------------------------------------------------------------------------------------------------
International Long Distance (ILD) - Voice            4,109               1,709               35.00
-----------------------------------------------------------------------------------------------------
National Long Distance (NLD) - Voice                20,097               4,770               97.69
-----------------------------------------------------------------------------------------------------
Value Added Service (VAS)                              420                 420                8.60
-----------------------------------------------------------------------------------------------------
Internet Services                                      865                 865               17.71
-----------------------------------------------------------------------------------------------------
TV Uplinking                                           340                  24                4.91
-----------------------------------------------------------------------------------------------------
Information Technology Facilities                    1,368               1,084               22.20
-----------------------------------------------------------------------------------------------------
Network Management System (NMS)                        160                 160                3.28
-----------------------------------------------------------------------------------------------------
Miscellaneous Technical Equipments                     100                 100                2.05
-----------------------------------------------------------------------------------------------------
Capital Contribution                                 4,000                 459                9.40
-----------------------------------------------------------------------------------------------------
Investments                                            183                 183                3.75
-----------------------------------------------------------------------------------------------------
Research, Development & Training                        78                  78                1.60
-----------------------------------------------------------------------------------------------------
Logistics - Utilities                                  882                 793               16.24
-----------------------------------------------------------------------------------------------------
Logistics - Civil                                      715                 715               14.64
-----------------------------------------------------------------------------------------------------
Spill over payments                                  3,710                 746               15.28
-----------------------------------------------------------------------------------------------------
     Total                                          37,027              12,106              252.35
-----------------------------------------------------------------------------------------------------

     The principal areas of investment envisaged for the year 2002-03 are as follows:


     International Long Distance: Expansion of Switching Facilities.

     The Company plans to invest Rs.1.7 billion (US$0.03 billion) for the augmentation of switches in order to enhance the traffic carrying capacity at Ernakulam, Mumbai, Chennai and Jallandhar. The provision has been made for the establishment of two additional VOIP international gateway exchanges at Bangalore and Hyderabad in the annual plan. The Company has made a total provision of Rs.154.7 million (US$3.17 million) in the annual plan.


     National Long Distance:

     The Company has been given a license to operate NLD services as compensation for the early ending of its ILD monopoly. The Company has plans to cover the licensed area with a fiber optic backbone, which shall be used by the company to provide advanced and flexible voice, video and data services. The Company was required to provide a performance bank guarantee for Rs.4,000 million (US$81.92 million) against its obligations under the NLD license agreement. Under the license agreement, the Company is committed to roll out its network by establishing point of presence in 322 Long Distance Charging Areas
(LDCA) across the country in a phased manner as stipulated below:

----------------------------------------------------------------------------------------------------------
                TIME PERIOD (FROM        CUMULATIVE PERCENTAGE OF NATIONAL        CUMULATIVE PERCENTAGE OF
               EFFECTIVE DATE I.E     COVERAGE AT LDCA LEVEL WHERE POINT OF     COVERAGE OF UNECONOMIC AND
PHASE            8TH FEB. 2002)          PRESENCE HAS TO BE ESTABLISHED                REMOTE AREAS
----------------------------------------------------------------------------------------------------------
I                   2 years                            15                                     2
----------------------------------------------------------------------------------------------------------
II                  3 years                            40                                     4
----------------------------------------------------------------------------------------------------------
III                 4 years                            80                                     7
----------------------------------------------------------------------------------------------------------
IV                  7 years                           100                                All(43)
----------------------------------------------------------------------------------------------------------

     Each phase as above is taken as an independent obligation and upon fulfillment of the network roll out obligations by establishment of point of presence in the requisite LDCAs, Rs.1000 million (US$20.48 million) would be released from the Company's performance bank guarantee for each phase completed.

     The Company has very recently commenced NLD services from limited cities, using available resources or leasing capacity from other operators. Besides this, the Company has plans of building its own NLD fiber optic backbone infrastructure over the next three years, which would meet the obligations stipulated under the NLD license.

     Accordingly, the Company has plans to lay a fiber optic backbone connecting an estimated 141 LDCAs in the next three year time frame. For coverage of all 322 LDCAs in a phased manner over a 10 year time frame, the Company plans to invest an estimated Rs.20,097 million (US$411.57 million). As part of the rollout, the Company has already commenced establishment of its fiber optic backbone work.

     In the current financial year, plans are afoot to invest Rs.4.77 billion (US$0.10 billion) in bringing up the above network.

     ATM Backbone Project:

     The Company is commissioning a wholly owned, low-cost, fully integrated Broadband Asynchronous Transfer Mode (ATM) Network, which will enable more efficient transmission and switching of voice and data traffic. This network will provide the capability to support guaranteed high quality, flexible, differentiated voice and data services to Indian consumers. The Company believes that these switches will enable the Company to integrate and allocate bandwidth for voice, data and other broadband traffic by improving bandwidth efficiency, and provide the Company with the ability to keep pace with the convergence of voice, data and multimedia. The initial expenditure, which was covered under the erstwhile Ninth Five Year Plan, is Rs.360 Million (US$7.37 million). In the revised annual capex plan, Rs.266 million (US$5.45 million) has been provisioned for expansion of this network.


     Information Technology Facilities:

     The Company is gearing up to face competition in providing advanced trouble free services to its customers by upgrading and implementing state of the art IT Facilities such as a Billing Mediation System, a Customer Relationship Management System, and a Centralized Network Management System. Rs.1,528 million (US$ 31.29 million) has been provisioned for these facilities for the current financial year.


     Capital Contributions and Acquisition of IRUs.

     The Company has made provisions for investments of Rs.459 million (US$9.40 million) in IRU's, representing cable capacity on systems in which there are no landing rights in India, during the financial year 2002-03.


Prior Period Capital Expenditures

     The Company's Ninth Five Year Plan (the "Ninth Plan"), covering the period from April 1997 to March 2002 (the period covered by the Department of Telecommunications' investment program for India's Ninth Five Year Plan), was originally adopted by the Board of Directors of the Company (the "Board of Directors") in November 1996. The original Ninth Plan provided for total capital expenditures by the Company of approximately Rs.50.3 billion (US$1.03 billion). In preparation for the mid-term review of the Ninth Plan by the Board of Directors, the Ninth Plan was revised by management of the Company in January 1999 and an increase was proposed in total capital expenditures from Rs.50.3 billion (US$1.03 billion) to Rs.73.19 billion (US$1.5 billion). The proposed increase primarily reflected increases resulting from the depreciation of the Rupee against the US Dollar, substantial changes in the scale and scope of certain individual projects caused by changes in the telecommunications industry, the evolving needs of the Company and imprecise estimations and inaccuracies in the information provided in the original Ninth Plan. See
"-- Financial and Management Accounting and Reporting Systems." The Ninth Plan was further revised by management and at the mid-term review of the Ninth Plan in September 2000 the Board of Directors approved the newly revised plan which provided for total capital expenditures of Rs.59.1 billion (US$1.21 billion). Upon completion of the Ninth Plan in March 2002, the Company had made actual capital expenditures of approximately Rs.21.98 billion (US$0.45 billion).

     The following table sets forth the actual capital expenditures of the Company under the revised Ninth Plan by type of investment for the periods indicated.

                                                     YEAR ENDED MARCH 31,
                                    ------------------------------------------------------
                                   1998      1999      2000      2001      2002     TOTAL
                                   -----     -----     -----     -----     -----    ------
                                                     (MILLIONS OF RUPEES)
Transmission                       1,062     3,513     1,464     1,620     1,279     8,938
Switching                            294       202        50        11       245       802
Specialized and value-added
 services                            323       662       659       609       225     2,478
Satellite mobile services            521        62         6         0         0       589
Restoration/replacement               29        41        36        58        15       179
Technical and office equipment       247       330       153       300       108     1,138
Buildings and civil works            180       163       582       529        42     1,496
Capital contributions to
 Intelsat/Inmarsat and IRUs          786       671       922       309        66     2,754
Other projects and investments     1,135     1,972       442        36        22     3,607
                                   -----     -----     -----     -----     -----    ------
    Total                          4,577     7,616     4,314     3,472     2,002    21,981
                                   =====     =====     =====     =====     =====    ======


     INVESTMENTS

     United Telecom Limited (UTL)

     The Company, along with Telecommunication Consultants of India Limited ("TCIL"), Mahanagar Telephone Nigam Limited ("MTNL"), and Nepal Ventures Private Limited has formed a Joint Venture company called "United Telecom Limited" to provide basic services in Nepal through the use of wireless in local loop technology (WLL). UTL is expected to start services in this financial year. The Company has an equity stake of 26.60 percent in UTL. The Company has provisioned Rs.183.3 million (US$3.75 million) towards contributions to equity to UTL for fiscal 2003. The total investment of the Company in UTL will be Rs.400 million (US$8.19 million) for 26.60 percent of the total equity.

     At March 31, 2002, the Company held 266,000 equity shares, par value of Nepal Rupees ("NR.") 100 each, out of the total paid up capital of NR.100 million. UTL has been formed to bid for a license to operate and invest in basic telephony services in Nepal utilizing WLL technology. As of the date of this annual report, UTL is yet to commence commercial operations. The equity shares of UTL are recorded at cost. On May 15, 2002, UTL called up further equity capital from all the joint venture partners totaling to NR.1,300 million payable as per the following schedule:

PARTICULARS OF             EQUITY CAPITAL
EQUITY CALLS                   CALLED               PAYABLE ON OR BEFORE
--------------             --------------           --------------------
                            (IN MILLIONS)
2nd call                       NR.200               May 25, 2002
3rd call                          500               July 15, 2002
4th call                          300               September 15, 2002
5th call                          300               December 15, 2002

The Company on May 25, 2002 paid up its share of the 2nd call, for NR.53 million. Subsequent to the payment of this call, the Company now holds 798,000 equity shares of par value NR. 80 million. On July 15, 2002, the 3rd call became due for payment by the Company. The Company and the other joint venture partners have not yet paid the 3rd call as the Company has not yet received the notice to do so.


     ICO Global Communications (Holdings) Limited

     ICO, a company registered in Bermuda, was incorporated in January 1995 to provide Global Mobile Personal Communications Services. ICO was listed on NASDAQ in July 1998. The Company has invested a sum of US$150 million in ICO.

     As of March 31, 1999 the Company's investment in ICO stood at Rs.5,471 million. On August 27, 1999, ICO filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the district of Delaware. In May 2000, ICO emerged from bankruptcy protection with a plan to reduce the equity stake of the existing investors to 1 percent. The Company had, therefore, made a provision for a loss of 99 percent of its investment in ICO in its consolidated financial statements for the fiscal year ended March 31, 1999. The Company recognized a charge of Rs.5,416 million and Rs.54 million as permanent impairment in the fiscal years ended 1999 and 2000 respectively. Subsequent to March 31, 2000, the Company has been allotted 180,053 shares of New ICO, representing 0.65 percent of the total equity of New ICO. In addition, the Company has been allotted 975,398 warrants, each convertible into two Equity Shares of New ICO upon the payment of US$90 per warrant. Such warrants are exercisable until May 15, 2006.


     Intelsat, Ltd.

     Intelsat, Ltd. was originally formed as an Inter Government Organisation ("IGO") in 1964 and owns and operates satellite communication systems. It offers Internet, broadcast, telephony and corporate network solutions to customers in over 200 countries through its network of 20 geostationary satellites. Currently, it has a few next-generation satellites under construction. Intelsat was converted into a private company incorporated in Bermuda effective July 18, 2001. Consequently, the Company now holds 9,015,314 shares of US$3 each representing 5.4 percent of the paid up capital of Intelsat, Ltd.

     Until the date of corporatization, the Company's ownership share in this organization was adjusted annually to conform to the respective percentage of total use of the system or based on the accession or cessation of any party as per the terms of Intelsat Agreement. Accordingly, on the basis of share re-determinations, as of March 2001, the Company's investment was at approximately 5.4 percent of the total shareholding of Intelsat. Net capital contributions were billed by Intelsat to the Company from time to time in proportion to the ownership share determined.

     Post corporatization, the investment in Intelsat, Ltd. has been accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock at cost since the fair value of equity shares is not readily obtainable.

     On March 8, 2002, Intelsat, Ltd. announced its intention to conduct an initial public offering of its ordinary shares in an amount of approximately US$500 million. In addition, it is anticipated that Intelsat, Ltd.'s existing shareholders will be offered the opportunity to sell ordinary shares in the offering. The Company is in the process of deciding its future course of action with regard to its holding in Intelsat, Ltd.


     New Skies Satellite NV ("NSS")

     During 1998-99, Intelsat as part of its restructuring process incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of Dutch Guilder 1 to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99, and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment shares of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000 which were recorded as a reduction in the investment in Intelsat and a new investment in NSS at face values.

     NSS announced a 10:1 stock split prior to its initial public offering ("IPO") in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2002 stood at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 28, 2002 was US$5.8 per share.


     International Mobile Satellite Organisation ("Inmarsat")

     Inmarsat was an IGO with membership from 88 countries providing satellite mobile communications in air, on land and at sea. Inmarsat was converted into a national law company incorporated in the United Kingdom effective April 15, 1999. The Company's investment in the holding company, Inmarsat Ventures Plc stood at 202,219 shares representing approximately 2.0 percent of the paid up capital. Subsequently, there was a 10:1 stock split in March 2001. The Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures Plc.

     During the year Inmarsat announced its intention to conduct an initial public offering of its ordinary shares. In addition, it is anticipated that Inmarsat's existing shareholders will be offered the opportunity to sell ordinary shares in the offering. The Company is in the process of deciding its future course of action with regard to its holding in Inmarsat Ltd.

     Telstra Vishesh Communications Limited ("TVCL")

     TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd.("ILFS"), initially formed with investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. The shares of TVCL are recorded at face value and consequently the Company has applied the provision for diminution in value of investments and written off these investments to their current fair value in the year ended March 31, 2000.

     As per the proposed restructuring plan undertaken by TVCL, Essel Shyam Communications Ltd. ("ESCL"), a company incorporated in India, has been identified as the strategic partner. Further, Telstra-Australia will exit the joint venture and the shareholders of TVCL comprising the remaining joint venture partners, namely the Company and IL&FS and the Employee Welfare Trust of TVCL will get 15% in the aggregate of the equity share capital of ESCL in exchange for their holding in TVCL. In addition, ESCL will pay a cash compensation of Rs.20 million to the Company and IL&FS in the aggregate.


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


     TREND INFORMATION

     The Company derives a major part of its revenues through telephony traffic originating from and terminating in the U.S. An economic slowdown or such other negative impact on the economy of the U.S. may affect the revenue growth and operating results for fiscal 2003. The economic slowdown has affected the information technology sector and there is a likelihood that this sector may cut their spending. Such cutbacks are likely to affect the revenues of the Company as a part of its operations are related to this sector. In addition, some telecommunications carriers with whom we do business, including WorldCom, have suffered financial distress. Some of these companies that are located in the United States have filed for protection from creditors under the Bankruptcy Code, as has WorldCom.

     The opening up of international telephony in India to other operators and the loss of monopoly of the Company is likely to impact the revenues of the Company. The Company, however, believes that these other operators may not be able to put up the infrastructure to cause major share erosions in the immediate future.

     The Company is also in the process of negotiating new revenue sharing arrangements with BSNL and MTNL. These arrangements may be less favorable to the Company than in past years.

     For further information, please see "Item 3. Key Information - Risk Factors" referenced herein, especially those subsections entitled "New revenue sharing arrangements between the Company and BSNL and MTNL are being negotiated", "The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry have exposed us to increased competition," and "Many telecommunications carriers have suffered decreasing margins and financial distress."

Business Outlook for Fiscal 2003

     Based on currently available information, the Company expects its business outlook for the fiscal year ending March 31, 2003 to be as follows:

     Gross revenue for the fiscal year ending March 31, 2003 is expected to be in the range of Rs.64,506 million (US$1,321.03 million) against which the Company has achieved over Rs.14,285 million (US$292.55 million) for the first quarter ending June 2002 as measured in accordance with Indian GAAP.

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


     FINANCIAL AND MANAGEMENT ACCOUNTING AND REPORTING SYSTEMS

     The Company, which remained wholly owned by the Government until late 1992, continued to be subject to various laws and Government policies in respect of public sector enterprises and to follow procedures appropriate for a public sector entity until the recent privatization. Consequently, the Company's financial and management accounting and reporting systems are not as developed as those of certain comparable companies outside India. In addition, the Company's procedures for preparing budgets and appraising and monitoring capital expenditure projects are less precise than those used by comparable private sector companies. In order to address certain of these deficiencies, the Company continues to improve data input for its traffic accounts, has increased the number and quality of its financial and accounting personnel, and is in the process of installing new systems and procedures, including an integrated financial accounting and budgeting system.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     DIRECTORS AND OFFICERS OF THE COMPANY

     The Company's Articles of Association ("Articles") provide for a Board of not less than three and not more than twelve Directors. The Company's Board of Directors has ultimate responsibility for the administration and management of the affairs of the Company. As of 31st March, 2002, the Articles of Association of the Company contained provisions reserving certain matters for the approval of the President of India. However, as per the Shareholders' Agreement and Share Purchase Agreement, the Government agreed to amendments to those provisions, removing the reserved items, and in effect until the time the Articles were amended the Government gave a general approval to all those reserved items. In the 16th Annual General Meeting held on August 20, 2002, the Articles were amended extensively. The revised Articles are being finalized, and the discussion here and in "Item 10. Additional Information -- Memorandum and Articles of Association" refers to these revised Articles.

     On February 13, 2002 the President of India ("GOI"), Panatone Finvest Limited ("Strategic Partner"), Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited ("Principals") signed a Shareholders' Agreement ("SHA") as per the provisions of which the GOI transferred 7,12,50,000 Equity Shares owned by the Government, representing 25 percent of the aggregate number of the issued and outstanding Equity Shares of the Company which were sold to the Strategic Partner pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement ("SPA"). As per the provisions of the SPA and SHA, the composition of the Board of Directors of the Company is determined as given below.

     (a)  On the closing the Board shall comprise 12 directors.

     (b) As long as the Government holds at least 10 percent of the voting equity share capital of the Company the composition of the Board shall be as follows:

          (i) Four out of twelve directors shall be permanent or non-retiring directors, of which the Government and Panatone Finvest Limited shall be entitled to appoint two directors each.

          (ii) The remaining eight directors shall be liable to retire by rotation. Of the retiring directors, four directors shall be independent directors on the Board.

          (iii) Of the four independent directors Panatone Finvest Limited and the Government shall be entitled to nominate and recommend names of two independent directors each.

          (iv) The composition of the remaining four directors i.e. the retiring and non independent directors shall be determined by the following:

                i. As long as Panatone Finvest Limited together with its Affiliates holds 25 percent of the voting equity share capital of the Company, two directors shall be nominated each by the Government and Panatone Finvest Limited.

                ii. As soon as Panatone Finvest Limited acquires and holds more than 25 percent but less than 30 percent of the voting equity share capital of the Company, Panatone Finvest Limited shall have the right to appoint three directors on the Board and the Government shall have the right to appoint one Director on the Board.

                iii. As soon as Panatone Finvest Limited acquires and holds more than 30 percent of the voting equity share capital of the Company, Panatone Finvest Limited shall have the right to appoint all the four directors.

     (c)  Notwithstanding anything to the contrary contained in the SPA and SHA
          (i) the Government shall have the right to appoint two non retiring Directors so long as the Government holds at least 10 percent of the voting equity share capital of the Company and (ii) the Government shall be entitled to appoint one non retiring director on the Board so long as the Government is a shareholder in the Company.

     (d) Subject to the provisions of sub clauses (c) above and (e) below, if a Person, other than a Party to the SHA ("Party"), to whom the Government, Panatone Finvest Limited or a party to the SHA ("Shareholder") as the party to the SHA has transferred its Shares (or any equity rights or interests therein) or renounced the Right pursuant to the SHA, requests the right to nominate one or more directors, and at the time of such request, such request complies with the requirements of the Act, the right to nominate one or more directors (depending on the percentage of the equity share holding in the Company held by the Shareholder who has transferred the Shares or renounced the Right, as the case may be) shall be taken from such Shareholder who has transferred the Shares or renounced the Right, as the case may be and not from the other Shareholders and such request shall not be fulfilled by increasing the total number of directors constituting the Board. For the purpose of clarity and removal of doubt, if at any time after the expiry of three years from the Closing, Panatone Finvest Limited, together with its Affiliates, holds less than 25 percent of the voting equity share capital of the Company, the composition of the Board shall be suitably changed in accordance with the provisions of the Act.

     (e) Notwithstanding the foregoing, at least three-fourths of the total number of directors on the Board shall, at all times, be Indian Nationals.

     (f) For purposes of clarity and avoidance of doubt, the Government and Panatone Finvest Limited agree that if additional independent directors are required to be appointed to the Board to comply with any Laws or regulation or to comply with the provisions of any listing agreement, then, by mutual agreement between the Government and Panatone Finvest Limited, either the strength of the Board shall be increased to the extent required or the number of directors that each of the Government and Panatone Finvest Limited shall be entitled to appoint under paragraphs (a) and (b) above shall be proportionately reduced.

     (g) The proportion of representation of the Parties to the SHA on any committees or sub-committees of the Board shall be the same as that of the Parties on the Board.

     (h) In the event that the Board constitutes a share transfer committee for the purpose of effecting the transfer of the Shares, such share transfer committee shall include one nominee of Panatone Finvest Limited and the Government each.

     (i) Panatone Finvest Limited, Principal(s) and the Government shall cause the Company to take all and any steps as may be required under the Act to effect the appointment of the directors. Each of the Government and Panatone Finvest Limited shall be entitled to remove and replace its nominees

          (except the independent directors) from time to time as provided in
          Article 5.3 of the SHA. Both the Government and Panatone Finvest Limited shall vote the Equity Shares held by them to elect the directors nominated/appointed in accordance with this Agreement. As long as Panatone Finvest Limited holds 25 percent of the then-outstanding Equity Shares, one of the directors nominated by Panatone Finvest Limited shall be the Managing Director of the Company.

     (j) If any director is reasonably expected to be or is absent for a period of not less than three (3) calendar months from India where the registered office of the Company is located, the Board may, at a meeting of the Board or by circulation of a written resolution of the Board in accordance with applicable Law, appoint an alternate director. The alternate director shall be an individual nominated by the director in whose place such alternate director is being appointed, and the Shareholders shall cause their nominees on the Board to approve the appointment of such individual as an alternate director.

     (k) Each Shareholder shall be entitled to remove any director appointed by it to the Board by Notice to such director and the other Parties. Any vacancy occurring on the Board by reason of retirement, death, disqualification, resignation, removal or the inability to act of any director for any reason whatsoever shall be filled only by another nominee of the party whose nominee was so affected so as to maintain a Board consisting of the number of nominees specified above. Retirement of any director shall also be subject to any applicable provisions in the Articles of Association.

     On February 13, 2002 as per the provisions of the SPA and SHA, all the whole time directors then on the Board (Mr. S.K. Gupta, Chairman and Managing Director, Mr. Rajneesh Gupta, Director (Network) and Mr. R.S. P. Sinha, Director (Finance)) resigned and the Board was reconstituted to consist of the following directors:

Mr. R.N. Tata         Chairman, nominee of Panatone Finvest Limited

Mr. S. K. Gupta       Managing Director, nominee of Panatone Finvest Limited

Mr. N. Srinath        Director (Operation), nominee of Panatone Finvest Limited

Mr. Rakesh Kumar      Director, nominee of the Government

     As of August 27, 2002, the Board of Directors of the Company consists of eleven directors with four independent directors, two directors nominated by the GOI as non-retiring directors and the remaining five being nominated by Panatone Finvest Limited. The Managing Director is a non-retiring director so long as he holds the office as such. At the 16th Annual General Meeting of the Company held on August 20, 2002, the appointment of Mr. S.K. Gupta and Mr. N. Srinath as the Managing Director and the Whole time director respectively was approved by the shareholders. Mr. S.K. Gupta was appointed as the Managing Director of the Company until the date of his superannuation, September 30, 2002. Mr. Srinath was appointed as the Whole time director for a period of five years from the date of his appointment, February 13, 2002.

     Recently, in respect of the re-appointment of Mr. Gupta beyond September 30, 2002, the Board at its meeting held on August 20, 2002 noted that Mr. Gupta would be employed as a senior executive with Tata Sons Limited with effect from October 1, 2002 on a five years' contract basis, and will be deputed in the Company as the Managing Director of the Company for a period of up to two years with effect from October 1, 2002, and the Board approved the appointment as the Managing Director of the Company on deputation from Tatas with effect from October 1, 2002 for a period of up to two years from that date.

     The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

NAME                      AGE           POSITION                     TERM                DIRECTOR SINCE
----                      ---     --------------------     -------------------------     --------------
Ratan N Tata              65      Chairman                 Director Liable to retire     February 2002
                                                           by rotation

NAME                      AGE           POSITION                      TERM               DIRECTOR SINCE
----                      ---     --------------------     -------------------------     --------------
Shailendra Kumar Gupta    60      Managing Director        Expires September 2002        September 2002
                                                           Reappointed by the Board
                                                           for further period of up
                                                           to two years. Not liable
                                                           to retire by rotation so
                                                           long as holds office as
                                                           Managing Director

Srinath Narasimham        40      Director (Operations)    Expires February 2007         February 2002

Rakesh Kumar(1)           55      Government Nominee       Director Liable to retire     January 2002
                                                           by rotation

Y. S Bhave(1)             53      Government Nominee       Director Liable to retire     May 2002
                                                           by rotation

Subodh Bhargava(2)        59      External Director        Director Liable to retire     May 2002
                                                           by rotation

Suresh Krishna(2)         66      External Director        Director Liable to retire     May 2002
                                                           by rotation

Ishaat Hussain            55      External Director        Director Liable to retire     July 2002
                                                           by rotation

Kishor A Chaukar          55      External Director        Director Liable to retire     July 2002
                                                           by rotation

Vivek Singhal(2)          62      External Director        Expires conclusion of next    August 2002
                                                           Annual General Meeting in
                                                           2003

Ashok Jhunjhunwala(2)     49      External Director        Expires conclusion of next    August 2002
                                                           Annual General Meeting in
                                                           2003

----------
(1) Government nominee directors are not appointed by the Government for a fixed term. They are appointed by the shareholders as directors liable to retire by rotation. Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

(2)  Independent directors liable to retire by rotation.


OTHER PRINCIPAL OFFICERS

     The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

NAME                     AGE                        POSITION                       OFFICE HELD SINCE
----                     ---     ----------------------------------------------    -----------------
S.G. Ranade               49     Executive Director (Legal) & Company Secretary    January 2002

Hardev Singh              58     Executive Director (Development)                  January 2002

NAME                     AGE                        POSITION                       OFFICE HELD SINCE
----                     ---     ----------------------------------------------    -----------------
K.P. Tiwari               52     Executive Director (Operations)                   January 2002

Arun Gupta                45     Executive Director (Finance) & CFO                January 2002

G.C. Banik                58     Chief General Manager (Public Relations)          April 2000

C. Sudershan Rao          58     Chief General Manager (Finance and Accounts)      May 2000

Debajit Dutta             49     Chief General Manager (Vigilance)                 June, 2000

     Set forth below is selected biographical information for certain of the Company's directors and officers:

     Mr. Ratan N. Tata (Chairman) was born in Mumbai on December 28, 1937. He received a Bachelor of Science degree in architecture from Cornell University in 1962, and completed an Advanced Management Program conducted by Harvard University in 1974-75. Mr. Tata joined the Tata Group in 1962. He was appointed director-in-charge of National Radio & Electronics Company Limited (NELCO) in 1971. He was named chairman of Tata Industries Limited in 1981. In 1991, Mr. Tata was appointed chairman of Tata Sons Limited. He also currently holds the chairmanship of several major Tata companies including Tata Steel, Tata Engineering, Tata Power and Indian Hotels. Besides his directorships on the boards of various Tata companies, Mr. Tata is the chairman of two of the largest private sector-promoted philanthropic undertakings in India. He serves as a member of the central board of the Reserve Bank of India (RBI) as well as of the Prime Minister's Council on Trade and Industry. His foreign affiliations include memberships of the international advisory boards of J.P. Morgan Chase, Booz-Allen and Hamilton Inc. and the American International Group; of the board of governors of the East-WestCenter; and of the board of trustees of the Ford Foundation. In 1999, he was appointed to serve on the International Investment Council set up by the President of the Republic of South Africa. Mr. Tata has recently been appointed a member of the Asia Pacific advisory committee to the board of directors of the New York Stock Exchange.

     Mr. Shailendra Kumar Gupta (Managing Director) was born on September 9, 1942. He earned a Bachelor of Science degree from Lucknow University and a degree in electrical engineering from Roorkee University, graduating with a gold medal in 1964. He thereon became a lecturer in electrical engineering at Roorkee University. Mr. Gupta joined the Indian Telecom Service in September 1965 and held various positions in the Department of Telecommunications and Mahanagar Telephone Nigam Limited. Mr. Gupta became chairman and managing director of the Company in September 1999. After the Tata Group acquisition of the Company in February 2002, Mr. Gupta continues as the Company's managing director. During his career, he was deputed through the United Nations to Malawi, Africa as a switching telecom expert during 1982-83. He also trained in Japan in C-400 cross bar systems and at the University of Essex, U.K., in computer software engineering. In July 2001, he was elected as a director to the board of the privatised INTELSAT. Mr. Gupta, with effect from September 30, 2002, will also serve as a senior executive of Tata Sons Limited under a 5 year contract.

     Mr. Srinath Narasimhan (Director -Operations) was born on July 8, 1962. He received a degree in mechanical engineering from IIT (Madras) and completed his management degree from IIM (Calcutta), specialising in marketing and systems. Joining the Tata Administrative Services in 1986, Mr. Srinath has held positions in the project management, sales and marketing, and corporate functions in different Tata companies over the last 14 years. He was a project executive in Tata Honeywell from 1987 to 1988. He then moved to Tata Industries as executive assistant to the chairman until mid-1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years. In March 1998, he returned to Tata Industries as general manager (projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to the Company as director (operations).

     Mr. Rakesh Kumar (Director), Senior Deputy Director General (SU), DoT, is a graduate in science from the University of Allahabad. He also has a degree in mechanical engineering with honours from Varanasi and holds an MBA (marketing) from the Faculty of Management Studies, Delhi University. Mr. Rakesh Kumar is a fellow of the Institute of Engineers; fellow of the Institute of Electronics and Telecom Engineers; and director, Quality Circle Forum of India, besides being a board member and trustee of several other organisations. He is also on the advisory panel of the Union Public Service Commission (UPSC) and a regular visiting faculty at a training centre of the Department of Telecommunications at Ghaziabad.

     Mr. Y.S. Bhave (Director) is joint secretary and financial advisor, Department of Information Technology, as well as of the Ministry of Environment and Forests. Mr. Bhave completed his M.Sc in electronics in 1970 and joined the Indian Administrative Services in 1972. Mr. Bhave has held positions including chief executive officer of the Maharashtra Industrial Development Corporation; managing director, Maharashtra Small-Scale Industries Development Corporation; managing director, Maharashtra State Finance Corporation; development commissioner (industries) and secretary (industries), Government of Maharashtra; chairman, Maharashtra State Electricity Board; and president and chief executive officer, Indian Institute of Software Engineering, amongst others. During 1989-90 he obtained a degree of Master in Public Administration from Harvard University.

     Mr. Subodh Bhargava (Director) was born in Agra in 1942, and holds a degree in mechanical engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Calcutta before joining the Eicher Group of Companies in Delhi in 1975. On March 31, 2000, he retired as the group chairman and chief executive and is currently an advisor to the group. He is the past president of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers; and the vice president of the Tractor Manufacturers Association. He is a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan and the board of governors of the Centre for Policy Research. He is the chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI). He is currently on the board of IIM, Indore; the Indian Institute of Foreign Trade, New Delhi; and the Entrepreneurship Development Institute of India, Ahmedabad. He is on the boards of governors of other institutions for graduate engineering and bachelors and masters degree programmes in business management.

     Mr. Suresh Krishna, (Director) was born in Madurai, South India, on December 24, 1936. He received a Bachelor of Science degree from Madras Christian College in 1955 and an M.A. in literature from the University of Wisconsin in 1959. He did his post-graduate work in literature at the University of Munich, Germany. Mr. Krishna is the chairman and managing director of Sundaram Fasteners Limited. He has been involved in several other public bodies set up from time to time by the central as well as the state governments. Among other things, he has been appointed as a director on the central board of the Reserve Bank of India.

     Mr. Ishaat Hussain, (Director) joined the Board of Tata Sons as an executive director on July 1, 1999, and became the finance director of Tata Sons Ltd. with effect from July 28, 2000, a position he continues to hold. Prior to joining Tata Sons he was the senior vice president and executive director - finance, in Tata Steel for almost ten years. Mr Hussain completed his schooling from the Doon School in 1963 and joined St. Stephens College, Delhi to graduate in economics. A chartered accountant from England and Wales, Mr Hussain joined the board of The Indian Tube Company (a Tata Steel associate company) in 1979. He moved to Tata Steel in 1981 after Indian Tube was merged with Tata Steel. Besides being on the board of Tata Sons Limited, he is the chairman of Tata SSL Limited and Voltas Limited. He is also on the boards of several Tata companies, including Tata Steel, Tata Industries, Tata Teleservices, Titan Industries Limited.

     Mr. Kishor A. Chaukar, (Director) currently the managing director of Tata Industries Limited (TIL), holds a post-graduate degree in management from IIM, Ahmedabad. Mr. Chaukar is also a member of the Tata Group executive office, which is engaged in strategy formulation at the House of Tata. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Limited (July 1993 to October 1998), and a member of the board of directors of ICICI Limited from February 1995. His other experiences include stints in Godrej Soaps Limited and in the Bhartiya Agro Industries Foundation.

     Mr. Vivek Singhal (Director) is the Chairman of the Electronics & Software Export Corporation and has joined the Company as an Additional Director (Independent) on the Board of the Company with effect from the conclusion of the 16th Annual General Meeting held on 20 August 2002. Mr. Singhal started his own company, Computronics India, in 1971. Mr. Singhal is a Member on the Government Body/Advisory Council of the Department of Science & Technology and Ministry of Information Technology, Government of India. He is also on the Board of Directors of Bharat Yantra Nigam Limited, Government of India, Bharat Sanchar Nigam Limited (BSNL), Indraprastha Mahavidyalaya, Delhi, and the Department of Electronics Accreditation Computer Courses (DOEACC) Society, under the Ministry of Information Technology, Government of India. He is the Chairman of Electronics & Computer Software Export Promotion Council (ESC) and Chairman

(Northern Region) of Federation of Indian Export Organizations (FIEO). He is President of Computronics International Ltd. and Biotech International Ltd.

     Prof. Ashok Jhunjhunwala (Director) is the Professor & Head of the Department of Electrical Engineering of the Indian Institute of Technology and joined the Company as an Additional Director (Independent) on the Board of the Company with effect from the conclusion of 16th Annual General Meeting held on 20 August 2002.

     Mr. S.G. Ranade, Executive Director (Legal) & Company Secretary, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Bombay. He is a member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Bombay.

     Mr. Hardev Singh, Executive Director (Development), joined the Overseas Communications Service in 1964 and has been with the Company since its establishment. Mr. Singh held positions in the areas of satellite communications, troposcatter communications, submarine cables, technical planning and Inmarsat. Mr. Singh holds a Diploma from the Punjab State Board of Technical Education and a Degree in Electrical Engineering from the Institute of Engineers, Kolkata.

     Mr. K.P. Tiwari, Executive Director (Operations) joined the Overseas Communications Services in 1976 and has been employed by the Company since its establishment. Prior to joining the Overseas Communications Services, Mr. Tiwari worked for the Indian Post and Telegraph Department for 4 years. Mr. K.P. Tiwari holds a Master of Science Degree in Electronics from Kanpur University.

     Mr. Arun Gupta, Executive Director (Finance) & CFO, joined the Company in 1998. Prior to joining the Company, Mr. Gupta worked in finance for 18 years in various capacities at Sikkim Industrial Development & Investment Corporation Ltd., Pradeshiya Industrial & Investment Corporation of UP Ltd., and Risk Capital & Technology Finance Corporation Ltd. (a subsidiary of Industrial Finance Corporation of India Ltd.). He also officiated as Managing Director at RC&TFC. Mr. Gupta holds a Bachelor of Science degree from University of Delhi, a Master of Business Administration degree with a concentration on finance from A.M. University and a Bachelor of law degree from the University of Delhi.

     Dr. G.C. Banik, Chief General Manager (Public Relations), joined the Company in 1987. Prior to joining the Company, Dr. Banik served in various media units of the Ministry of Information Service for twenty years. Dr. Banik holds a post graduate degree in Journalism, a Master of Business Administration degree and a degree of Doctor of Philosophy in Sociology, all from the University of Mumbai. Dr. Banik was the National President of the Association of Business Communicators of India and Chairman of the Public Relations Society of India.

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

     Mr. Debajit Dutta, Chief General Manager (Vigilance) joined the Company in 1992. Mr. Dutta was employed as the Deputy Director (Personnel & Administration)- Vigilance by Oil and Natural Gas Corporation Limited for a period of nine years prior to taking up his post with Videsh Sanchar Nigam Limited. He has served for two years as a gazetted police officer of the rank of Deputy Superintendent of Police. Mr. Dutta was a practicing lawyer prior to his employment by the police department. Mr. Dutta holds a law degree and a post graduate diploma in Personnel Management and Industrial Relations.

     No director or officer of the Company has any family relationship with any other officer or director of the Company.

     Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

     COMPENSATION OF DIRECTORS AND OFFICERS

     The directors, other than the full-time directors and the Government nominee directors, of the Company received a sitting fee not exceeding Rs.5,000 (US$102.40) for attending each Board and Committee meeting. In fiscal 2002, Rs.150,000 (US$3,071.89) was paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

     For the fiscal year ended March 31, 2002, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company was approximately Rs.11.57 million (US$0.24 million). No director or principal officer received remuneration from the Company (salary, bonus, housing allowance, perks and benefits, etc.) in excess of Rs.1.50 million for fiscal 2002, except for one director, Mr. Rajneesh Gupta, for whom payments were made towards compensation for loss of office as part of a compensation package in terms of disclosure requirements as per Schedule VI, Part-II of the Indian Companies Act, 1956. The amount of all compensation paid to Mr. Gupta was Rs.2.09 million (US$0.04 million).

     For the fiscal year ended March 31, 2002, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors of the Company was approximately Rs.4.49 million (US$0.09 million).

     A performance reward scheme is in place that is applicable to all employees and functional directors of the Company. This performance reward is based on the improvement of the Company's overall performance during the financial year under consideration. The performance of the Company is evaluated in relation to the previous year's performance based on nine pre-defined parameters. Depending upon the degree of improvement in the overall performance of the Company all employees are entitled to receive rewards as per their salary scale. During fiscal 2001, the overall performance of the company improved by 1 percent on the prescribed parameters and accordingly the employees received 33.67 percent of their annual basic pay as a reward, which was paid out during fiscal 2002. The functional Directors and other principal officers received a total of Rs.1.07 million (US$0.02 million) under this scheme during the year.


OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

     EMPLOYEE STOCK PURCHASE SCHEME ("ESPS")

     As part of the process of disinvestments, the Government on various dates transferred 5,661,546 Equity Shares (approximately 1.85 percent of the Company's equity capital) to the employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer issuance of such Equity Shares has been accounted for as a charge to compensation cost of Rs.896 (US$18.35) million and an accretion to additional paid in capital. Accordingly, Rs.896 million (US$18.35) has been charged to compensation cost for the year ended March 31, 2002.

     In addition to the Equity Shares already transferred, the Government is yet to transfer 346,860 Equity Shares to employees, which is under consideration of the Government.

     The Company has elected to use the intrinsic value method specified under APB Opinion No. 25, Accounting for Stock Issued to Employees to account for the compensation cost of the employee stock purchase rights plan granted to the employees of the Company. Pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation have been provided in Note 18 to the financial statements to this annual report.


BOARD COMMITTEES

Audit Committee

     The committee has three members including one full time director and three non-official, part-time directors. The committee is chaired by independent director Mr. Subodh Bhargava. Another independent director, Mr. Suresh Krishna, and Mr. Y.S Bhave, a non-official, part-time director nominated by the Government, are also members. The broad scope of the committee is as follows:

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


Remuneration Committee.

     The Board, at its meeting held on July 29, 2002 constituted the Remuneration Committee of the Board to include Mr. Suresh Krishna, independent director, as its Chairman, Mr. Ratan N. Tata and Mr. Subodh Bhargava as its members, and the Secretary of the Company as its convener. The Remuneration Committee will determine the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

The scope of work of the Remuneration Committee is as follows:

     i) To determine on the behalf of the Board and on behalf of the shareholders with agreed terms of reference, the Company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

     ii) To avoid conflicts of interest, the Remuneration Committee, which would determine the remuneration packages of the executive directors comprises three directors, all of whom are non-executive directors, the chairman of committee being an independent director.

     iii) All the members of the Remuneration Committee should be present at the meeting.

     iii) The Chairman of the Remuneration Committee should be present at the Annual General Meeting, to answer shareholder queries. However, it would be up to the Chairman to decide who should answer the queries.


Committee for Inter-corporate Investment.

     For voice services, the Company currently has no direct access to end customers and is entirely dependent on cellular and basic access providers to route their international traffic through the Company. Some of these companies are soon going to be the Company's direct or indirect competitors. In the fast-changing and competitive scenario resulting from the opening up of the ILD sector from April 1, 2002, and given the existing near total control of access to subscribers by the Company's two principal customers, BSNL and MTNL, it is imperative for the Company to acquire an end-customer base of its own. The Company had applied for licences in several basic telecom circles. These were not, however, granted by the Government.

     In view of the above, the Board at its meeting held on May 28, 2002 considered and approved an investment of up to Rs.12 billion (US$245.75 million) in Tata Teleservices Ltd. (TTSL) over the next four years, and constituted a Committee for Inter-corporate Investment of directors to go into the modalities of the investment. TTSL has neither an NLD nor an ILD licence and is therefore not in conflict with the Company's business interests. TTSL already holds basic licences for Andhra Pradesh, Karnataka, Tamil Nadu, Gujarat and Delhi, will soon have an equity interest in Maharashtra (including Mumbai) and is assessing Kerala, Punjab and Haryana. The Company's investment in TTSL is therefore expected to give the Company access to subscribers in major markets for telecom services across India that already yield over 65 percent of the country's telecom revenues.

     Subsequently, the Board passed a resolution by circulation in June, 2002 appointing Mr. Y.S. Bhave, a Government Director, as a member of the Committee and the Committee then comprised of Mr. Subodh Bhargava, Independent Director, Mr. S.K. Gupta, Managing Director, Mr. N. Srinath, Director (Operations) and the newly inducted nominee Mr. Y.S. Bhave, Government Director. The Committee at its first meeting held on July 29, 2002 elected Mr. Bhargava as its Chairman. The Board vide the above resolution by circulation also determined the scope and terms of reference of the above mentioned Committee be specified as under:

     a) to study and decide the quantum and the valuation/price at which the investment will be made by the Company in TTSL at various points of time;

     b)   to decide the tranches and periodicity of investment in TTSL;

     c) to negotiate, finalise and execute shareholders agreements and other contractual arrangements with TTSL to best protect the interests of the Company in respect of the investment;

     d) to determine conditions of draw down of the investment to TTSL linked to defined milestones to be achieved by TTSL;

     e) to play a constructive role in the manner in which TTSL utilizes and applies the investment;

     f) to identify and quantify any additional investment opportunities which are more attractive and submit the same to the Board for its consideration;

     g) such other functions as may be delegated to it by the Board from time to time.

     The Board, vide above referred circular resolution decided that the Committee would complete its deliberations by August 15, 2002. At the meeting of the Board held on August 20, 2002, this was extended up to October 15, 2002.


     EMPLOYEES

     As of March 31, 2002, the Company had 2,880 employees, of whom 1,126 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 1,754 were non-executive employees. As of March 31, 2001, and March 31, 2000, the Company had 2991 employees and 3,014 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction.

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

     As of June 30, 2002, the members of the Board of Directors and the executive officers of the Company as a group owned an aggregate of 33,104 Shares, representing 0.012 percent of the Company's Shares issued and outstanding at such date.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     MAJOR SHAREHOLDERS

     As of the date hereof, approximately 45 percent of the outstanding Shares are held by Panatone Finvest Limited and 26.12 percent of the outstanding Shares of the Company are held by the Government. Panatone Finvest Limited is in turn a wholly owned subsidiary of the Tata Group of companies. See "Item 4. Information on the Company -- History and Development of the Company," "Item 4. Information on the Company -- Organizational Structure," and "Item 6. Directors, Senior Management, and Employees -- Directors and Officers of the Company".

     The following table sets forth certain information regarding the beneficial ownership of the Equity Shares at June 30, 2002, including the beneficial ownership of Shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding Shares, as reported by such persons.

                                   NUMBER OF SHARES
NAME OF BENEFICIAL OWNER         BENEFICIALLY OWNED(1)          PERCENTAGE
------------------------         ---------------------          ----------
Panatone Finvest Limited               128,249,910                 45.00
Government of India (2)                 74,446,885                 26.12

----------

(1) Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of June 30, 2002. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2) The Shares owned by the Government are registered in the name of the President of India or his nominees in the register of shareholders of the Company.

     The Company's ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of June 30, 2002, approximately 30,898,548 Equity Shares (10.84 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Limited (the "Custodian"), for The Bank of New York, as depositary for the Company's ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.


     RELATED PARTY TRANSACTIONS

     The Company routinely enters into transactions with Government entities, such as the Department of Telecommunications ("DOT"), the Ministry of External Affairs, as well as other companies which the Government controls or has a significant interest in such as BSNL and MTNL. The Company has major transactions with the DOT, BSNL, and MTNL, which are subject to revenue sharing agreements as discussed in "Item 4. Information on the Company -- Traffic Revenue and Revenue Sharing Arrangement" and Note 1d of the financials included in this annual report. Apart from these, the Company has transactions with various Government entities and departments for activities such as providing telecommunication services, paying license fees, and subletting premises. The Company also enters into transactions with Tata Group companies, for the provision or receiving of services such as IT solutions and telecom services. Transactions other than with the DOT, BSNL, and MTNL are at arm's length in accordance with law. The Company's significant related party balances and transactions with DOT are detailed in the Statement of Income and in Notes 5, 11, 14 and 15 of the financials included in this annual report. In addition, there are the following significant related party transactions:

                                                                                           AMOUNT OF            OUTSTANDING BALANCES
NAME OF THE PARTY       NATURE OF RELATIONSHIP   DESCRIPTION OF THE TRANSACTION       (RECEIPTS)/PAYMENTS         DEBIT/ (CREDIT)
-----------------       ----------------------   ----------------------------------   --------------------      --------------------
                                                                                                     (IN MILLION)
The Government and
its departments         Principal owner          Rendering of services                Rs.   386     US$  8
                                                 Royalty payments                         6,414        131
                                                 Dividend payments                       18,870        386
                                                 Compensation received from GoI
                                                                                           (279)        (6)
                                                                                      ---------     ------      ------          ----
                                                                                      Rs.25,391     US$520      Rs.290          US$6
TVCL                    Joint venture partner    Purchase of VSAT terminals                  26          1         (12)            -
UTL                     Joint venture partner    Investment in equity share capital          16          -           -             -
Employee trusts         Trusts controlled by
                         the management          Loans made                                   8          -          10             -
                                                 Payment towards gratuity                    32          1           -             -

     Other related party transactions and balances are immaterial individually and in the aggregate.

     The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of Equity Shares of the Company. The annual rate of interest at which the loans have been made to employees is 4%. The loans are secured by the assets acquired by the employees. As of March 31, 2001 and 2002, amounts receivable from employees aggregated to Rs.75 million and Rs.301 million, respectively, and are included in trade and other receivables. Interest free short term advances made to employees aggregated Rs.67 million and Rs.8 million as of March 31, 2001 and 2002, respectively.

     The Company also grants an interest subsidy in excess of 4% of the interest rate for loans taken by the employees for the purchase of property. The cost of the interest subsidy of Rs.7 million, Rs.9 million and Rs.11 million for the years ended March 31, 2000, 2001 and 2002, respectively, is included in staff costs.


ITEM 8.  FINANCIAL INFORMATION

     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F. There have not been any significant changes in the Company's financial condition, other than those stated in the financial statements attached to this annual report, since the date of the attached annual financial statements.


ITEM 9.  THE OFFER AND LISTING

TRADING MARKETS

     GENERAL

     The Company's Shares are traded on the stock exchanges of Mumbai, Kolkata, Delhi and Chennai and the National Stock Exchange of India Ltd. (collectively, the "Indian Stock Exchanges"). The Company's American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange and on September 24, 2002, the last reported sale price was US$4.63 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the "Depositary"), pursuant to a Deposit Agreement.

     The number of outstanding Shares of the Company as of June 30, 2002 was 285,000,000. As of June 30, 2002, there were 94,518 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of June 30, 2002, there were approximately 15,449,274 of the Company's ADRs (equivalent to 30,898,548 Shares).


     PRICE HISTORY

     PRINCIPAL MARKET FOR THE COMPANY'S ADSS

     The table below sets forth, for the periods indicated, the high and low sales prices on the New York Stock Exchange for the ADSs since August 2000, the original date of listing of the ADSs.

                                                         ADS PRICE
                                                    ------------------
                                                    HIGH          LOW
                                                    -----        -----
                                                      IN US DOLLARS
Yearly Period:
Fiscal 2001 (beginning August 15, 2000)             18.75         9.50
Fiscal 2002                                         15.74         5.55

Quarterly Periods:
Fiscal 2001 Quarterly Periods:
  First Quarter                                       N/A          N/A
  Second Quarter (beginning August 15, 2000)        18.75        10.25
  Third Quarter                                     15.50         9.50(1)
  Fourth Quarter                                    17.88        11.77

Fiscal 2002 Quarterly Periods:
  First Quarter                                     15.74        11.40
  Second Quarter                                    13.87         7.09(2)
  Third Quarter                                     10.50         8.27
  Fourth Quarter                                     9.60         5.55(3)

Fiscal 2002 March                                    7.85         6.90

Fiscal 2003 Monthly Periods:
  April                                              8.00         7.28
  May                                                8.08         7.00
  June                                               7.48         6.00
  July                                               6.19         4.75(4)
  August                                             5.40         4.95
  September (through September 24)                   5.05         4.54

----------------
(1) - Stock split 3:4 in December 2000
(2) - Cash dividend of US$2.09 paid in September 2001
(3) - Cash dividend US$3.11 paid in January 2002
(4) - Cash Dividend of US$0.51 on July 26, 2002

On September 24, 2002, the closing price of the Company's ADSs on the New York Stock Exchange was US$4.63.

Source: Yahoo Finance

     The table below sets forth, for the periods indicated, the high, low and closing sales prices for the Shares on the BSE.

                THE STOCK EXCHANGE, MUMBAI
--------------------------------------------------------------
                                                PRICE PER
                                                SHARE(1)
                                          --------------------
PERIOD                                     HIGH          LOW
------                                    ------        ------
Yearly Periods:
  Fiscal 1998                               1300           700
  Fiscal 1999                                970           660
  Fiscal 2000                               3250           565
  Fiscal 2001                             1938.6        198.35(2)
  Fiscal 2002

Quarterly Periods:

Fiscal 2001
  First Quarter                           1938.6        826.05
  Second Quarter                         1240.05           675
  Third Quarter                           355.95(2)     198.35(2)
  Fourth Quarter                             415           280

Fiscal 2002
  First Quarter                              402           272
  Second Quarter                             345(3)     160.75(3)
  Third Quarter                              259           201
  Fourth Quarter                             228(4)     134.65(4)

Fiscal 2002 March                         196.25        168.00

Fiscal 2003 Monthly Periods:
  April                                      202           182
  May                                        200        174.50
  June                                       191        146.65
  July                                    154.90           111(5)
  August                                  128.95        116.05
  September (through September 24)        125.50        107.15

----------
(1) On September 24, 2002, the closing price of a Share on the BSE was Rs.114.90.

(2) Post-Bonus price - A bonus of 2:1 was declared and became effective during November 2000.

(3) Stock Price adjustment of Rs.50 per share subsequent to the Company's dividend of 500 percent for the year 2001 took place on September 3, 2001

(4) Stock Price adjustment of Rs.75 per share subsequent to the Company's dividend of 750 percent for the year 2002 took place on January 16, 2002

(5) Stock Price adjustment of Rs.12.50 per share subsequent to the Company's final dividend of 125 percent for the year 2002 took place on July 26, 2002

Source: The Stock Exchange, Mumbai

     The table below sets forth, for the periods indicated, the high, low and closing sales prices and the average daily trading volume for the Shares on the NSE.

                     NATIONAL STOCK EXCHANGE
----------------------------------------------------------------------
PERIOD                                           PRICE PER SHARE(1)
------                                        ------------------------
                                               HIGH               LOW
                                              ------            ------
Yearly Periods:
  Fiscal 1998                                   1300               715
  Fiscal 1999                                    995               640
  Fiscal 2000                                   3298               561
  Fiscal 2001                                   1990               210(2)
  Fiscal 2002                                    400            134.70

Quarterly Periods:

Fiscal 2001
  First Quarter                                 1990               801
  Second Quarter                              1248.9            673.05
  Third Quarter                                355.6(2)            210(2)
  Fourth Quarter                               414.5             279.5

Fiscal 2002
  First Quarter                                  400               270
  Second Quarter                              340.10(3)         160.90(3)
  Third Quarter                               258.95               198
  Fourth Quarter                                 235(4)         134.70(4)

Fiscal 2002 March                             195.05            167.55

2003 Monthly Periods:
  April                                          195            182.75
  May                                         197.40            174.10
  June                                        189.70            146.25
  July                                           156(5)         110.50(5)
  August                                         129               115
  September (through September 24)               127               108

----------
(1) On September 24, 2002, the closing price of a Share on the National Stock Exchange was Rs.114.85.

(2) Post-Bonus price -- A bonus of 2:1 was declared and became effective during November 2000.

(3) Stock Price adjustment of Rs.50 per share subsequent to the Company's dividend of 500 percent for the year 2001 took place on September 3, 2001

(4) Stock Price adjustment of Rs.75 per share subsequent to the Company's dividend of 750 percent for the year 2002 took place on January 16, 2002

(5) Stock Price adjustment of Rs.12.50 per share subsequent to the Company's final dividend of 125 percent for the year 2002 took place on July 26, 2002


Source:  The National Stock Exchange

     The Company is not aware of trading having taken place at the stock exchanges in Kolkata, Delhi and Chennai.

     In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book-entry form. In May 1996, Securities and Exchange Board of India ("SEBI") passed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants and the issuers. Every depositary is required to be registered with SEBI. The depositary system is expected eventually to improve significantly the operations of the Indian securities markets. Pursuant to the Depositaries Act, the National Securities Depositary Limited was established by the Unit Trust of India, the

Industrial Development Bank of India and the NSE in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depositary Limited, which commenced operations in November 1996, was the first depositary in India. The BSE announced plans to establish another depositary, and has accordingly incorporated the Central Depositary Services Limited, which commenced operations on July 15, 1999. The depositary system has significantly improved the operations of India's securities market.

     Trading of securities in book-entry form commenced in December 1996 and is available for securities of more than 4,700 companies at August 2002. In order to encourage "dematerialization" of securities, SEBI has set up a working group on dematerialization of securities comprising Foreign Institutional Investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, SEBI has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. SEBI proposes to increase the number of scrips in which dematerialized trading is compulsory for all investors significantly in the near future. SEBI has also provided that the issue and allotment of shares in public, rights or offer for sale after a specified date (to be notified to SEBI) shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

     However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and transactions on the stock exchange involving lots less than 500 securities.

     Under the Takeover Code, upon the acquisition of more than 5 percent of the outstanding shares of a public Indian Company, a purchaser is required to notify the Company and all the stock exchanges on which the shares of the Company are listed. Upon the acquisition of 15 percent or more of such shares or a change in control of the Company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20 percent of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into Equity Shares, an ADS holder will be subject to the Takeover Code. Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by Non-Resident Indians, Overseas Corporate Bodies and Foreign Institutional Investors above the ownership levels set forth above require approval of the Government of India on a case-by-case basis.


ITEM 10.  ADDITIONAL INFORMATION

     SHARE CAPITAL

     Not Applicable.


     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles and the Companies Act, 1956 (the "Companies Act"). The Company is registered under the Companies Act with the Registrar of Companies, Mumbai, India with Company No. 39266. The following description of the Company's Articles of Association and Memorandum of Association does purport to be complete and are qualified in their entirety by the Company's Articles of Association and Memorandum of Association that are included as exhibits to this Company's Annual Report on Form 20-F, incorporated herein by reference.

     The Memorandum and Articles of Association of the Company were drafted and adopted by the company in the year 1986 when the Company was formed as a wholly owned Government Company, and were designed to provide necessary authority to The President of India (the then majority shareholder) in terms of appointment of Directors, powers of the Board and other operational aspects subject to applicable statutory provisions. The Memorandum and Articles of Association were amended several times since 1986 to suit the changing business activities and structure of the Company as it changed from a wholly owned Government Company due to disinvestments from time to time. Since the Objects Clause contained in the Memorandum of Association and the Articles of Association were framed in year 1986 and were largely based on the activities of the erstwhile Overseas Communications Service at the time of its conversion into a company, as a result of privatisation it needed to be suitably amended. Over the years from 1986 to 2002, the shareholding of Government of India was reduced to 52.97 percent, and the Company continued to be a Government Company, and accordingly the restrictive provisions appropriate to a Government Company in the Memorandum and Articles of Association of the Company were implemented.

     On 13 February, 2002, a 25 percent stake of the Company was transferred to Panatone Finvest Limited by the Government pursuant to the Share Purchase Agreement ("SPA"), the transfer of 1.85 percent stake to the employees through Employee Stock Purchase Scheme and thus the stake held by Government of India in Company stood reduced to 26.12 percent.

The shareholders, by way of postal ballot approved the amendment to the Memorandum of Association of the Company and by way of a special resolution at their meeting held on 20th August, 2002 approved the amendments to the Articles of Association of the company. See "Item 6. Directors, Senior Management and Employees -- Directors and Officers of the Company."


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

     Under our Memorandum of Association, the main objects of the Company include:

     - Managing, controlling and maintaining the operations of the Overseas Communications Service of the Department of Telecommunication, Ministry of Communications, Government of India, with all its assets and liabilities including contractual rights and obligations on such terms and conditions as may be prescribed by the Government of India from time to time.

     - Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services including, Telephone, Telex, Message Relay, Data transmission, Facsimile, Television, Telematics, value Added Network Services, New Business Services, Audio and Video Services, Maritime and Aeronautical Communication Services and other international telecommunications services as are in use elsewhere or to be developed in future.

     - Planning, establishing, developing, providing, operating and maintaining telecommunications systems and networks within India as are found necessary for international telecommunications.

     - Providing and maintaining international leased telecommunication services.

     - Designing, developing, installing, maintaining and operating long distance domestic and international basic and value added telecommunications, global mobile telecommunications, electronic mail services, globally managed data networks, data telecom networks, video conferencing, international gateway networks and satellite networks in and outside India.


     DIRECTORS

     Pursuant to Article 5.1 of the Shareholders' Agreement, the board of directors of VSNL has been reconstituted and shall consist of up to twelve directors. Four of the directors shall be permanent and non-retiring directors, of which the Government and Panatone Finvest Limited are entitled to nominate two each. Four of the directors shall be retiring and independent directors, of which the Government and Panatone Finvest Limited are entitled to nominate and recommend two each. Four of the directors shall be retiring and non-independent directors, of which the Government and Panatone Finvest Limited are entitled to nominate two each, unless Panatone Finvest Limited owns (a) more than 25.0 percent but less than 30.0 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate three of the four directors and the Government will be entitled to nominate one of the four directors, or (b) more than 30.0 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate all four directors. In addition, Panatone Finvest Limited has the right to designate one of the directors nominated by it as the managing director of the Company so long as it owns at least 25.0 percent of the Shares.

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

     See "Item 6. Directors, Senior Management and Employees--Directors and Officers of the Company."

     Compensation. The fulltime directors are entitled to receive compensation for their service to the Company. The external directors are entitled to receive a sitting fee for each meeting of the Board or a committee thereof that they attend. The fee for attending any meeting may be determined by the Board from time to time but must be within the maximum limit prescribed under the Companies Act. Subject to any provisions of the Companies Act, directors may be entitled to additional remuneration, if the director is called upon to perform an extraordinary service in behalf of the Company. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board or a committee thereof.

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

     The Board of Directors of the Company recommended an interim dividend of Rs.75 on every share of Rs.10 in January 2002 for the full financial year ended March 31, 2002. The Board of Directors of the Company subsequently recommended a final dividend of Rs.87.50 (inclusive of Rs.75 on every share paid in earlier during the year) on every share of Rs.10 for the financial year ended March 31, 2002, and the same has been approved at the Annual General Meeting held on August 20, 2002. The Company, which was a PSU during the time the payment of dividends was made (except the final dividend of Rs.12.50 per share for the financial year 2001-02) remained subject to the nonbinding Ministry of Finance guidelines regarding the payout of dividends by PSUs until removal of its PSU status in February 2002. See "Item 3. Key Information -- Dividends."


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

     The Articles provide that a quorum for a General Meeting is the presence of at least five shareholders, including a representative of the President of India and Panatone Finvest Limited.


     REGISTER OF SHAREHOLDERS; RECORD DATES; TRANSFER OF SHARES

     The Company's share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends the register is closed for a specified period prior to the Annual General Meeting. The Companies Act and the Company's listing agreement with the BSE (and the other Indian Stock Exchanges) permit the Company, pursuant to a resolution of the Board and upon at least 30 days' advance notice to the BSE (and such stock exchanges), to set the record date and upon seven days' public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

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

     Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Government of India coupled with delivery of the share certificates. The transfer agent of the Company is M/s. Sharepro Services, located in Mumbai.

     The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage "dematerialization" of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Depositories Act, 1996. Charges for opening an account with an Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

     The requirement for dematerialization of the Shares may apply to the ADR holders when the underlying Shares are withdrawn from the depositary facility upon surrender of the ADRs. In order to trade the underlying Shares in the Indian market, the withdrawing ADR holder will be required to hold such Shares in book-entry form and to comply with the Securities Depositary Limited procedures described above. If dematerialization of any underlying Shares is requested by an ADR holder, the cost incurred by the Depositary therefor will be borne by the withdrawing ADR holder. Transfer of Shares in book-entry form is not subject to any Indian transfer tax. See "Taxation -- Indian Taxation."


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


     RIGHTS OF THE GOVERNMENT OF INDIA UNDER THE SHAREHOLDERS' AGREEMENT ("SHA") TO BE EXERCISED THROUGH ITS NOMINEE DIRECTORS ON THE BOARD

Approval of Matters

(a) The property, business and affairs of the Company shall be managed exclusively by and be under the direction of the Board. The Board may exercise all such powers of the Company and have such authority and do all such lawful acts and things as are permitted by applicable Law and the Memorandum of Association and Articles of Association. Subject to (b) below, all decisions, actions and resolutions of the Board shall be adopted by the affirmative vote of a simple majority of the members of Board.

(b) Notwithstanding any other provision of SHA or otherwise permitted or provided under the Act, no obligation of the Company or any of its subsidiaries shall be entered into, no decision shall be made and no action shall be taken by or with respect to the Company or any of its subsidiaries in relation to the following matters unless such obligation, decision or action as the case may be, is approved if, at any meeting of the Company's shareholders, duly called for the purpose of considering such obligation, decision or action, by an affirmative vote of the one authorised representative of both the Government and Panatone Finvest Limited, and if at the meeting of the Board by an affirmative vote of, at least one nominee director of each of the Government and Panatone Finvest Limited:

     (i) Any change in the Memorandum of Association and Articles of Association;

     (ii) The granting of any security or the creation of any Encumbrance on the assets of the Company or the incurrence of any indebtedness or guaranteeing the debts of any Person which in the aggregate at any time exceeds the net worth of the Company;

     (iii) The taking of any steps to wind-up or terminate the corporate existence of the Company or any of its Affiliates or entering into any arrangement with the creditors of the Company in relation to all or substantial part of the assets of the Company;

     (iv) Any one or a series of transactions which causes a sale, lease, exchange or disposition of land and building of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing (as defined in the SHA);

     (v) Subject to (xv) hereunder, any sale, lease, exchange or disposition of any property, assets or equipments (other than land and building) of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing,

     (vi) The making, directly or indirectly, of loans or advances in excess of Rs.500 million to any Person other than in the ordinary course of business of the Company;

     (vii) The entering into of an amalgamation, merger or consolidation with any other company or body corporate;

     (viii) Any change in the number of directors of the Company from that provided in this Agreement;

     (ix) Any agreement with or commitment to any Shareholder or its Principal(s) or their respective Affiliates, except where, and to the extent, (a) such agreement or commitment between the Company or any of its Affiliates on the one hand and the Government or any Government Authority on the other is required under applicable Law or (b) such agreement is on an arms' length basis and in good faith;

     (x) Establishment of any subsidiary or associated company by Company;

     (xi) Transfer of any rights or interest in Affiliates of the Company including, without limitation, Transfer of Relevant Interests in securities of such Affiliates held by the Company;

     (xii) Any agreement, license or permission in respect of the use of the name and/or logo of the Company (except where such agreement, license or permission is for the purpose of, or in connection with, advertising or promotional activities only by the Company);

     (xiii) the delegation by the Board to any Person of the Board's authority to approve or authorize any matter described in this article (b);

     (xiv) change directly or indirectly in the use of land and building of the Company other than for the purposes of the main objects of the Company as defined in the Memorandum of Association of the Company;

     (xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipments or equipments not in use, of the Company or its subsidiary having an aggregate value exceeding 25 percent of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement;

     (xvi) Any commitment or agreement to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in the SHA in the event any of the aforesaid items of business mentioned in (b) above is not approved by the Board or Shareholders at a meeting or otherwise then such non-approved items shall not be implemented by the Company and the Strategic Partner and the Government (Parties to SHA) shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board or the Shareholders shall not be considered as subject matter of dispute, difference, disagreement or the like between the Government and the Strategic Partner and the non approval of such item of business will not be referred to Arbitration under SHA.


     ACQUISITION BY THE COMPANY OF ITS OWN SHARES

     Until 1999, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company's capital. However, the Government amended the Indian Companies Act and consequently this reduction in capital is now permitted in certain circumstances. The reduction of capital requires compliance with specific buy-back guidelines specified in the Indian Companies (Amendment) Act, 1999, and by SEBI.

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

     The most important features of the Takeover Code, as amended, are as follows:

     - Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5 percent of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be.

     - A person who holds more than 15 percent of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

     - Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner.

     With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarised below:

     - An acquiror cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquiror to exercise 15 percent or more of the voting rights in a company, unless such acquiror makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

     - An acquiror who, together with persons acting in concert with him, holds between 15 percent and 75 percent cannot acquire additional shares or voting rights that would entitle him to exercise more than 5 percent of the voting rights in any period of twelve months unless such acquiror makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

     - Any further acquisition of shares or voting rights by an acquiror who holds 75 percent of the shares or voting rights in a company triggers the same public announcement requirements.

     - In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquiror acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquiror makes a public announcement offering to acquire a minimum of 20 percent of the shares of the company.

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

     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     RESTRICTION ON CONVERSION OF RUPEES

     There are restrictions on the conversion of Rupees into US Dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60 percent of the foreign exchange received on the trade or current account at a market-determined rate and the remaining 40 percent at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for importers of certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float and made convertible on the revenue account. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions for a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1999, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.


     RESTRICTIONS ON SALE OF THE EQUITY SHARES UNDERLYING THE COMPANY'S AMERICAN DEPOSITARY RECEIPTS AND FOR REPATRIATION OF SALE PROCEEDS

     American Depositary Receipts issued by Indian companies to non-residents have free transferability outside India. Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market have been permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government. Such restrictions on foreign ownership of the underlying equity shares may cause the Company's Equity Shares to trade at a discount or premium to its ADSs.

     In February 2002, the RBI issued a circular stating that the terms of Regulations 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

     The Operative Guidelines for the limited two-way fungibility under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

     These guidelines provide that a re-issuance of ADSs/GDSs are permitted to the extent that ADSs/GDSs have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS; (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; and (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares.

     The procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of "Head Room" (i.e. the number of ADSs/GDSs originally issued minus the number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depositary; (iii) after the purchase, the Indian broker places the domestic shares with the Custodian; (iv) the Custodian advises the overseas depositary on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depositary issues ADSs/GDSs to the investor.

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

     Foreign direct investment is now freely allowed in all sectors including the services sector, except where the existing and notified sectoral policy does not permit foreign direct investment beyond a ceiling. Foreign direct investment for virtually all items/activities can be brought in through the automatic route under powers delegated to the Reserve Bank of India and for the remaining items/activities through Government Approval. Government approvals are accorded on the recommendation of the Foreign Investment Promotion Board.


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

     The Depositary will vote the deposited Shares as instructed by the Company's Board of Directors or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board of Directors. However, the Depositary will only do this upon the Company's legal counsel issuing an opinion to the Depositary stating that it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If the Company does not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.


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


     RESIDENCE

     For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she:

     - is in India in that year for a period or periods amounting to 182 days or more; or

     - is in India in that year for 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for more than 182 days in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is resident in India if it is registered in India or the control and management of its affairs is situated wholly in India.

     TAXATION OF DISTRIBUTIONS

     Pursuant to the Finance Act, 2002, withholding tax on dividends is applied at the rate of 10.50 percent. In case of foreign institutional investors the applicable withholding is 20.10 percent. Henceforth, no tax is required to be paid by the Company on dividend distributions.


     TAXATION ON SURRENDER OF ADSS

     The acquisition by a non-resident holder of Shares upon surrender of ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange will, however, give rise to stamp duty as described below under "Stamp Duty and Transfer Tax."


     TAXATION OF CAPITAL GAINS

     Any gain realized on the sale of ADSs or Equity Shares by a non-resident holder to another non-resident holder outside India is not subject to Indian capital gains tax. However, as Rights are not expressly covered by the Indian Tax Act, it is unclear, as to whether capital gain derived from the sale of Rights by a non-resident holder (not entitled to an exemption under a tax treaty) to another non-resident holder outside India will be subject to Indian capital gains tax. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to customary Indian taxation as discussed below.

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

     Taxable gain realized on Equity Shares (calculated in the manner set forth in the prior paragraph) held for more than 12 months (long-term gain) is subject to tax at the rate of 10 percent. Taxable gain realized on Equity Shares held for 12 months for less (short-term gain) is subject to tax at variable rates with a maximum rate of 48 percent. The actual rate of tax on short-term gain depends on a number of factors, including the legal status of the Non-resident and the type of income chargeable in India.


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

     As used herein, the term "US Holder" means a beneficial holder of a Share or ADS that is (1) a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

     If a partnership holds our Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner, and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.


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


     PASSIVE FOREIGN INVESTMENT COMPANY

     Based on the composition of its income and valuation of its assets, including goodwill, the Company does not expect to be passive foreign investment company ("PFIC") for fiscal year 2002 and does not expect to become one in the future, although there can be no assurance in this regard.

     In general, a company is considered a PFIC for any taxable year if either:

     -    at least 75 percent of its gross income is passive income, or

     - at least 50 percent of the value of its assets is attributable to assets that produce or are held for the production of passive income.

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

     If the Company were a PFIC for any taxable year during which a US Holder holds Shares or ADSs, unless such holder makes the mark-to-market election discussed below, such holder will be subject to special tax rules with respect to any "excess distribution" that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of the Shares or ADSs. These special tax rules generally will apply even if the Company ceases to be a PFIC in subsequent years. Distributions a US Holder receives in a taxable year that are greater than 125 percent of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder's holding period for the Shares or ADSs will be treated as excess distributions. Under these special tax rules:

     - the excess distribution or gain will be allocated ratably over such holder's holding period for the Shares or ADSs,

     - the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

     - the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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


     INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to US Holders other than certain exempt recipients (such as corporations), and a 30 percent backup withholding may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's United States federal income tax liability.


     DOCUMENTS ON DISPLAY

     This report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

     Judiciary Plaza
     450 Fifth Avenue N.W.
     Room 1024
     Washington, D.C. 20529

     Northwestern Atrium Center
     500 West Madison Street
     Suite 1400
     Chicago, IL 60661-2511

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W., Washington, DC 20549, at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.


ITEM 15.  RESERVED


ITEM 16.  RESERVED


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.


ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements comprising of balance sheets of the Company as of March 31, 2001 and March 31, 2002 and the related statements of income, cash flows and shareholders' equity for the years ended March 31, 2000, 2001 and 2002 have been audited by Deloitte Haskins & Sells, independent accountants, in accordance with US GAAP. The financial statement pages appear on pages F-1 through F-29.


ITEM 19.  EXHIBITS

EXHIBIT
NUMBER       DESCRIPTION
-------      ---------------------------------------------------------------------------------------
1.1*         Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2          Memorandum and Articles of Association of Videsh Sanchar Nigam Limited, dated August
             20, 2002 and as currently in effect.

1.3*         Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.4*         Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*         Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as
             Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

EXHIBIT
NUMBER       DESCRIPTION
-------      ---------------------------------------------------------------------------------------------
2.2**        Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of
             New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***       Shareholders' Agreement among the President of India, Panatone Finvest Limited, Tata
             Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata
             Industries Limited, dated 13 February 2002.

2.4***       Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata
             Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata
             Industries Limited and the Company dated 6 February 2002.

4.1*         License Agreement for the provision of Internet Service between the President of India and Videsh Sanchar Nigam Limited, dated January 25, 1999.

4.2+         Memorandum of Agreement, International Telecommunication Services between Videsh Sanchar
             Nigam Limited and AT&T Corp., Accounting Rate and Division of Revenue, dated April 15,
             2002 (the "AT&T Agreement").

4.3+         Memorandum of Agreement regarding Total Accounting Rates between Videsh Sanchar Nigam
             Limited and British Telecommunication Service Limited, date 5/20/2002 (the "BT Agreement").

4.4+         Minutes of Meeting regarding Total Accounting Rates between Videsh Sanchar Nigam Limited and Etisalat UAE, dated April 13, 2002 (the "UAE Agreement").

4.5          License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.6          License Agreement for Provision of Internet Service (Including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

10.3*        License granted under the Indian Telegraph Act, 1885 to Videsh Sanchar Nigam Limited, dated
             January 22, 1999 by the Department of Telecommunications.

10.4**       Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

99.1         Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the
             Sarbanes-Oxley Act of 2002.

------------
+ Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

* Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.

** Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.

*** Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


September 26, 2002

                                             VIDESH SANCHAR NIGAM LIMITED



                                             By: /s/ S.K. Gupta
                                                --------------------------------
                                             Name:  S.K. Gupta
                                             Title: Managing Director



                                             By: /s/ Arun Gupta
                                                --------------------------------
                                             Name:  Arun Gupta
                                             Title: Executive Director (Finance)

CERTIFICATIONS

I, SHAILENDRA KUMAR GUPTA, certify that:
   ----------------------

1. I have reviewed this annual report on Form 20-F of VIDESH SANCHAR NIGAM LIMITED;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: September 26, 2002

                                                  /s/ Shailendra Kumar Gupta
                                                  ------------------------------
                                                          Shailendra Kumar Gupta
                                                               MANAGING DIRECTOR

CERTIFICATIONS

I, ARUN GUPTA, certify that:
   ----------

1. I have reviewed this annual report on Form 20-F of VIDESH SANCHAR NIGAM LIMITED;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: September 26, 2002

                                                   /s/ Arun Gupta
                                                   -----------------------------
                                                                      Arun Gupta
                                                         Chief Financial Officer

                          VIDESH SANCHAR NIGAM LIMITED
                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF VIDESH SANCHAR NIGAM LIMITED (PREPARED IN ACCORDANCE WITH US GAAP)

                                                                                                                 PAGE
                                                                                                                 ----
Report of independent auditors                                                                                    F-2
Balance sheets as of March 31, 2001 and 2002                                                                      F-3
Statements of income for the years ended March 31, 2000, 2001 and 2002                                            F-4
Statements of shareholders' equity for the years ended March 31, 2000, 2001 and 2002                              F-5
Statements of cash flows for the years ended March 31, 2000, 2001 and 2002                                        F-6
Notes to financial statements                                                                                     F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Videsh Sanchar Nigam Limited:


     We have audited the accompanying balance sheets of Videsh Sanchar Nigam Limited (the "Company") as of March 31, 2001 and 2002, and the related statements of income, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited as of March 31, 2001 and 2002, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.



/s/ Deloitte Haskins & Sells
Mumbai, India
May 28, 2002, except for Note 25, as to which the date is September 24, 2002

                          VIDESH SANCHAR NIGAM LIMITED
                                 BALANCE SHEETS
                          AS OF MARCH 31, 2001 AND 2002

                                                                                          AS OF MARCH 31,
                                                                           ----------------------------------------------
                                                                              2001              2002                2002
                                                                           ----------         ---------          --------
                                                                              (IN MILLIONS, EXCEPT PAR VALUE AND NUMBER
                                                                                            OF SHARES)
ASSETS:
  Cash and cash equivalents                                                Rs.  2,200         Rs. 7,881          US$  161
  Short term investments                                                       46,050            17,469               358
  Trade and other receivables, net of allowances
   of Rs.979 million and Rs.1,654 million
   (US$34 million),respectively                                                19,745            16,217               332
  Investments                                                                   4,247             3,985                82
  Property, plant and equipment                                                18,077            18,058               370
  Capital work-in-progress                                                      2,328             2,943                60
  Other assets                                                                  7,778             8,293               170
                                                                           ----------         ---------          --------
    TOTAL ASSETS                                                           Rs.100,425         Rs.74,846          US$1,533
                                                                           ==========         =========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES
  Short-term borrowings                                                    Rs.      -         Rs. 5,751          US$  118
  Trade payables                                                               11,309             5,728               117
  Accrued expenses and other liabilities                                       10,731            10,325               212
                                                                           ----------         ---------          --------
    TOTAL LIABILITIES                                                          22,040            21,804               447
                                                                           ----------         ---------          --------

COMMITMENTS AND CONTINGENCIES (SEE NOTE 21)                                         -                 -                 -
                                                                           ----------         ---------          --------
SHAREHOLDERS' EQUITY:
  Equity shares: par value - Rs.10 each;
   authorized: 300,000,000 shares at March 31,
   2001 and 2002; issued and outstanding:
   285,000,000 shares at March 31, 2001 and 2002                                2,850             2,850                58
  Additional paid in capital                                                   14,481            15,377               315
  Retained earnings                                                            60,642            34,554               708
  Accumulated comprehensive income                                                412               261                 5
                                                                           ----------         ---------          --------
     TOTAL SHAREHOLDERS' EQUITY                                                78,385            53,042             1,086
                                                                           ----------         ---------          --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          Rs.100,425         Rs.74,846          US$1,533
                                                                           ==========         =========          ========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                              STATEMENTS OF INCOME
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                                                                        YEARS ENDED MARCH 31,
                                                                    -----------------------------------------------------------
                                                                       2000            2001            2002             2002
                                                                    -----------     -----------     -----------     -----------
                                                                         (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
OPERATING REVENUE:
  Traffic revenues                                                    Rs.69,640       Rs.71,916       Rs.65,050        US$1,332
  Income from satellite consortia                                           737           1,160               -               -
                                                                    -----------     -----------     -----------     -----------
    TOTAL OPERATING REVENUE                                              70,377          73,076          65,050           1,332
                                                                    -----------     -----------     -----------     -----------

COST OF REVENUE:
  Network and transmission costs                                         45,621          45,150          39,577             811
  License fee paid to DoT                                                 4,712           5,022           5,393             110
                                                                    -----------     -----------     -----------     -----------
    TOTAL COST OF REVENUE                                                50,333          50,172          44,970             921
                                                                    -----------     -----------     -----------     -----------
      GROSS MARGIN                                                       20,044          22,904          20,080             411
                                                                    -----------     -----------     -----------     -----------
OTHER OPERATING COSTS
  Depreciation and amortization                                           1,534           1,729           1,898              39
  Other operating costs                                                   2,622           3,023           4,803              98
                                                                    -----------     -----------     -----------     -----------
    TOTAL OTHER OPERATING COSTS                                           4,156           4,752           6,701             137
                                                                    -----------     -----------     -----------     -----------
      OPERATING PROFIT                                                   15,888          18,152          13,379             274
                                                                    -----------     -----------     -----------     -----------
OTHER INCOME (EXPENSE), NET:
  Non-operating income                                                    1,821           3,058           1,371              28
  Interest income                                                         1,683           3,964           4,607              95
  Interest cost                                                              (7)             (1)           (227)             (5)
  Permanent impairment in the value of investment                           (54)              -               -               -
                                                                    -----------     -----------     -----------     -----------
TOTAL OTHER INCOME (EXPENSE), NET                                         3,443           7,021           5,751             118
                                                                    -----------     -----------     -----------     -----------
      INCOME BEFORE INCOME TAX                                           19,331          25,173          19,130             392
 Income tax expense                                                      (6,156)         (9,646)         (5,959)           (122)
 Dividend tax                                                               (84)           (105)         (3,634)            (75)
                                                                    -----------     -----------     -----------     -----------
      NET INCOME                                                      Rs.13,091       Rs.15,422       Rs. 9,537        US$  195
                                                                    -----------     -----------     -----------     -----------
PER SHARE INFORMATION:
  Earnings per equity share - basic and diluted                        Rs.45.93        Rs.54.11        Rs.33.46         US$0.69
  Weighted number of equity shares outstanding                      285,000,000     285,000,000     285,000,000     285,000,000
  Earnings per ADS - basic and diluted (where each ADS
  represents two equity shares)                                        Rs.91.86       Rs.108.22        Rs.66.92         US$1.38

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                       STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                                                                     ACCUMULATED
                              NUMBER OF      EQUITY     ADDITIONAL                      OTHER           TOTAL
                               EQUITY        SHARE       PAID IN      RETAINED      COMPREHENSIVE    SHAREHOLDERS'   COMPREHENSIVE
                               SHARES       CAPITAL      CAPITAL      EARNINGS          INCOME          EQUITY          INCOME
                             -----------    --------    ----------    --------      -------------    -------------   -------------
                                                        (IN MILLIONS, EXCEPT NUMBER OF EQUITY SHARES)
BALANCE AT APRIL 1, 1999      95,000,000    Rs.  950    Rs.14,481     Rs.35,549              -        Rs.50,980
Net income                                                               13,091                          13,091        Rs.13,091
Dividends                                                                  (760)                           (760)
                                                                                                                       ---------
COMPREHENSIVE INCOME                                                                                                      13,091
                             -----------    --------    ---------     ---------         ------        ---------        ---------
BALANCE AT MARCH 31, 2000     95,000,000         950       14,481        47,880              -           63,311
Issue of stock dividends     190,000,000       1,900                     (1,900)                              -
Net income                                                               15,422                          15,422           15,422
Dividends                                                                  (760)                           (760)
Unrealized gain on
 available for sale
 securities, net                                                              -            412              412              412
                                                                                                                       ---------
COMPREHENSIVE INCOME                                                                                                      15,834
                             -----------    --------    ---------     ---------         ------        ---------        ---------
BALANCE AT MARCH 31, 2001    285,000,000       2,850       14,481        60,642            412           78,385

Stock based compensation
 expense (See Note 18)                                        896                                           896
Net income                                                                9,537                           9,537            9,537
Dividends                                                               (35,625)                        (35,625)
Unrealized loss on
 available for sale
 securities, net                                                                          (151)            (151)            (151)
                                                                                                                       ---------
COMPREHENSIVE INCOME                                                                                                   Rs. 9,386
                                                                                                                       =========
COMPREHENSIVE INCOME                                                                                                      US$192
                             -----------    --------    ---------     ---------         ------        ---------        =========
BALANCE AT MARCH 31, 2002    285,000,000    Rs.2,850    Rs.15,377     Rs.34,554         Rs.261        Rs.53,042
                             ===========    ========    =========     =========         ======        =========
BALANCE AT MARCH 31, 2002    285,000,000       US$58       US$315        US$708           US$5         US$1,086
                             ===========    ========    =========     =========         ======        =========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                            STATEMENTS OF CASH FLOWS
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                                                              YEARS ENDED MARCH 31,
                                                            -------------------------------------------------------
                                                               2000            2001            2002           2002
                                                            ---------      ----------      ----------       -------
                                                                                  (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET INCOME                                                Rs.13,091      Rs. 15,422      Rs.  9,537       US$ 195
  Adjustment to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                               1,534           1,729           1,898            39
    Stock based compensation                                        -               -             896            18
    Impairment of property, plant and equipment                   356               -              30             1
    Allowance for doubtful debts                                   62             112             675            14
    Deferred tax charge/(benefit)                                (219)          1,759            (702)          (14)
    Unrealized exchange gain                                   (1,004)           (526)           (206)           (4)
    Permanent impairment in the value of investment                54               -               -             -
    (Profit)/loss on sale of fixed assets                         (86)              5               2             -
  Net change in:
    Trade and other receivables                                (4,756)          5,865           3,067            63
    Other assets                                               (2,742)         (1,400)           (515)          (11)
    Trade payables                                              1,331          (2,225)         (5,611)         (115)
    Accrued expenses and other liabilities                        326           2,380             414             8
                                                            ---------      ----------      ----------       -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                   7,947          23,121           9,485           194
                                                            ---------      ----------      ----------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                      (956)         (2,957)         (1,894)          (39)
  Expenditure on capital work-in-progress                      (2,665)         (1,281)           (615)          (12)
  (Increase)/decrease in investments                             (871)             92              (7)            -
  (Increase)/decrease in short-term investments, net              494         (37,272)         28,581           585
  Sale of property, plant and equipment                           100               2               3             -
                                                            ---------      ----------      ----------       -------
    NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES        (3,898)        (41,416)         26,068           534
                                                            ---------      ----------      ----------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  PROCEEDS FROM SHORT-TERM BORROWINGS                               -               -          28,205           578
  REPAYMENT OF SHORT-TERM BORROWINGS                                -               -         (22,454)         (460)
  DIVIDENDS PAID                                                 (760)           (760)        (35,625)         (730)
  Bank overdraft                                                   20             (46)              -             -
                                                            ---------      ----------      ----------       -------
    NET CASH USED IN FINANCING ACTIVITIES                        (740)           (806)        (29,874)         (612)
                                                            ---------      ----------      ----------       -------
Unrealized exchange gain on cash and cash equivalents             879             455               2             -
                                                            ---------      ----------      ----------       -------
NET CHANGE IN CASH FLOWS                                        4,188         (18,646)          5,681           116
Cash and cash equivalents, beginning of year                Rs.16,658      Rs. 20,846      Rs.  2,200       US$  45
                                                            ---------      ----------      ----------       -------
CASH AND CASH EQUIVALENTS, END OF YEAR                      Rs.20,846      Rs.  2,200      Rs.  7,881       US$ 161
                                                            =========      ==========      ==========       =======

SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest paid                                                  Rs.7            Rs.1          Rs.227          US$5
  Income taxes paid                                          Rs.9,316        Rs.9,597       Rs.10,594        US$217

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                          NOTES TO FINANCIAL STATEMENTS

1.   BACKGROUND


     a.   THE COMPANY

          Videsh Sanchar Nigam Limited ("VSNL" or "the Company") is incorporated in India as a limited liability company under the Indian Companies Act, 1956, with its registered office at Videsh Sanchar Bhavan, M.G. Road, Mumbai 400001, India. The Company is listed on major stock exchanges in India and on the New York Stock Exchange. During the year, Government of India ("GoI") disinvested a portion of its holding to Panatone Finvest Limited ("Panatone"), a subsidiary of Tata Sons Limited ("Tata Sons"), the parent company of the selected strategic partner, the Tata Group (See Note 1(b) below).

          The Tata Group operates in a variety of industries and has significant telecommunications operations in India. The Tata Group includes amongst other companies Panatone, Tata Sons, The Tata Power Company Limited ("Tata Power"), The Tata Iron and Steel Company Limited ("Tata Steel") and Tata Industries Limited ("Tata Industries").

          As part of the disinvestment process, a shareholders' agreement was entered into by GoI and Panatone and its shareholders on February 13, 2002. Pursuant to this agreement, Panatone and GoI have the right to appoint directors of the Company. As of March 31, 2002 the board of directors consisted of four members, of which three were nominated by Panatone and one by GoI.

          Following disinvestment by GoI and the Tender Offer (See Note 1(b) below), the major shareholders of the Company are Panatone/Tata Sons, who own 45% and GoI, who own 26.12%.

          The Company is a provider of international telecommunications services in India, directly and indirectly linking the domestic Indian telecommunications network to 237 territories worldwide. VSNL operates from its corporate office at Mumbai and through its other offices at Mumbai, New Delhi, Kolkata, Chennai, Arvi, Bangalore, Bhubhaneshwar, Dehradun, Ernakulam, Gandhinagar, Goa, Guhawati, Hyderabad, Indore, Jalandhar, Kanpur and Pune.

          VSNL offers basic and specialized services. Basic services include telephony, telex and telegraph. Specialized services include gateway packet data transmission, electronic data interchange, e-mail, Internet, international maritime satellite mobile services, leased channels, transmission of signals for international television broadcasts and video conferencing.


     b.   DISINVESTMENT

          The Company was a public sector undertaking ("PSU") with GoI holding approximately 52.97% in the paid-up equity capital in the Company. As part of the its disinvestment program, on February 01, 2001, GoI announced its intention to disinvest 25% of its shareholding of the Company to a strategic partner with the intention to transfer management control to the strategic partner through the competitive bidding route. As per the announcement made on February 05, 2002 by GoI, Panatone was selected by GoI as the strategic partner for the sale of 71,250,000 equity shares representing 25% of the voting capital of the Company at a price of Rs.202 per share ("GoI Shares"). The aggregate purchase price was Rs.14,393 million in cash.

          The Share Purchase Agreement ("SPA") giving effect to the above arrangement was entered into between GoI and Panatone on February 06, 2002. Panatone's shareholders who are Tata Sons, Tata Power, Tata Steel and Tata Industries, are also signatories to the SPA though they did not directly purchase any of GoI's shareholding in the Company. The Company is also a party to the SPA. In connection with the purchase of GoI Shares, Panatone was required by Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto, to launch a tender offer to acquire an additional 20% of the equity shares from other shareholders of the Company. On February 12, 2002, Panatone made a public announcement disclosing the proposed purchase of the GoI Shares and the proposed tender offer. Payment of consideration for the GoI Shares and the transfer of such GoI Shares in favor of Panatone as well as the appointment of representatives of Panatone on the board of directors of the Company occurred on February 13, 2002.

          As part of the tender offer, Panatone offered to purchase upto 57,000,000 equity shares (including equity shares underlying the American Depository Shares), representing 20% of the paid-up and voting equity share capital of the Company at a price of Rs.202 (US$4.15) per share payable in cash. The current shareholding of Tata Sons and Tata Power in Panatone is 59.955% and 40%, respectively, with Tata Steel and Tata Industries holding the remainder equally. At the close of the tender offer on May 09, 2002, approximately 87,600,000 million equity shares were tendered for sale. As per the terms of the tender offer, Panatone will accept upto 57,000,000 equity shares on a pro rata basis. Upon acceptance of shares under the tender offer by Panatone, it will hold 45% in the paid-up equity capital of the Company.

          Under the terms of the SPA and the shareholders' agreement, Panatone is required to take measures to separate out surplus land at Pune, Kolkata, New Delhi and Chennai, as identified in the SPA (the "Surplus Land"), from the Company and also to subject the use of the Surplus Land to special conditions as stated in the SPA. Panatone is required to facilitate the transfer of the Surplus Land to a new realty undertaking in the Company. Panatone, with GoI, will cause the demerger of the realty undertaking in to a separate company ("the Resulting Company"). On the issue of new shares of the Resulting Company, Panatone is required to transfer to GoI, without consideration, a minimum of 25% of the Resulting Company's issued shares, or such higher number of shares of the Resulting Company, which may be on account of any further sale of equity shares by GoI to Panatone prior to the demerger. If for any reason, the Company cannot transfer the Surplus Land into the Resulting Company, then at any time when the Company sells, transfers or develops the land, Panatone shall compensate GoI with an amount equivalent of 25% of the benefit accruing to the Company subject to local tax laws prevailing in India.


     c.   MONOPOLY STATUS

          The Company had an exclusive license to provide international long distance ("ILD") services upto March 2004. However, GoI decided to terminate the company's monopoly two years ahead of schedule and accordingly opened up this service to private operators from April 01, 2002. GoI has agreed to compensate the Company for this early termination with the following package (See Note 17):

          1.   A license to operate national long distance ("NLD") services.

          2. Re-imbursement by GoI of entry fees and revenue sharing fees, net of taxes, that the Company may have to pay with respect to the NLD license, for five years with effect from April 01, 2001.

          3. Exemption from the performance bank guarantee of Rs.4 billion with respect to the NLD license, as long as the Company remains a PSU.

          4. A category 'A' Internet Service Provider ("ISP") license, which will allow the Company to expand internet access services to the entire country.

          On February 13, 2002, the Company ceased to be a PSU. Subsequent to the Company ceasing to be a PSU, GoI requested the Company to provide a performance bank guarantee of Rs.4 billion. Currently, the Company is in the process of negotiating with GoI and is not in a position to predict the outcome of such negotiations at this stage. (See Note 25(d))

          The Company has accepted GoI's decision to terminate the Company's monopoly before the year 2004. The shareholders of the Company have approved the compensation package at the meeting held in May 2001.


     d.   REVENUE SHARING ARRANGEMENT

          The Company operates its business pursuant to a license from Department of Telecommunications ("DoT"), GoI. In pursuance of the New Telecom Policy 1999, GoI decided to corporatise the service provision functions of the DoT. Accordingly, GoI transferred the business of providing telecom services in the country to a newly formed company, Bharat Sanchar Nigam Limited ("BSNL") with effect from October 1, 2000. Further, the existing contracts, agreements and MoUs, excepting licence fees payable for the usage of circuits, including the revenue sharing agreement entered into by DoT for the supply of services were transferred and assigned to BSNL with effect from October 1, 2000.

          The Company's license is periodically renewed by DoT subject to certain conditions and is currently valid up to March 31, 2004. With the opening of the telecommunications sector to private operators, the Company is negotiating for a fresh license agreement with DoT. The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of international calls to India and from payments from BSNL for the delivery of international calls abroad. Consequently, the Company and BSNL share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them.

          Under the revenue sharing arrangement, the Company pays to BSNL, a charge per minute equal to the weighted average incoming settlement rate, minus Rs.10.00 on all incoming international calls and BSNL pays to the Company, a charge per minute equal to the weighted average outgoing settlement rate plus Rs.10.00 on all outgoing international calls. The weighted average incoming settlement rate and weighted average outgoing settlement rate for any financial year is the average of the various settlement rates in effect as of the beginning of the financial year between the Company and the foreign administrations and carriers (converted to Indian rupees at the exchange rate prevailing as of the beginning of the financial year), weighted to reflect the volume of total incoming traffic and the outgoing traffic respectively, of the immediately preceding financial year.

          With effect from April 1, 1999, the revenue sharing arrangement provides for a comparison of the combined international traffic revenue per call minute of the Company and DoT/BSNL (net of payments by the Company to foreign administrations and carriers and by the Company and DoT/BSNL to each other in respect of incoming and outgoing calls) for each fiscal year, compared to the corresponding amount in the base fiscal year ended March 31, 1997. Increases or decreases are shared between the Company and DoT/BSNL according to the following percentages:


                                INCREASE/DECREASE
                    ----------------------------------------------------
YEARS ENDED                                          DOT'S SHARE
MARCH 31            COMPANY'S SHARE        (BSNL SINCE OCTOBER 01, 2000)
-----------         ---------------        -----------------------------
2000                      15%                          85%
2001                      20%                          80%
2002                      25%                          75%

          In computing the international traffic revenue of DoT/BSNL for purposes of calculating the combined international traffic revenue per call minute of the Company and DoT/BSNL, the tariff charged by DoT/BSNL to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company's average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by DoT/BSNL from its subscribers for outgoing international calls.

          For the years ended March 31, 2000, 2001 and 2002, the net retention per call minute was Rs.9.43, Rs.9.39 and Rs.8.39 respectively.

          The arrangement was effective from April 1, 1997 and was valid until March 31, 2002. Currently, the Company is in the process of negotiating terms with various telecommunication operators including BSNL and the Company is not in a position to predict the outcome of such negotiations at this stage. (See Note 25(b))

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     a.   BASIS OF PRESENTATION AND CONSOLIDATION

          The Company does not have any subsidiaries. Entities where the Company controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.

          These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India's Companies Act, 1956, which form the basis of the statutory general purpose financial statements of the Company in India. Principal differences insofar as they relate to the Company include valuation of investments, accounting for property, plant and equipment and depreciation thereon, deferred income taxes, retirement benefits, stock based compensation, investment in affiliates and the presentation and format of the financial statements and related notes.


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


     d.   TRADE AND OTHER RECEIVABLES

          Trade and other receivables are stated at their expected realizable values, net of allowance for doubtful debts. Amounts payable to, and receivable from, the same administration and the BSNL are shown on a net basis, where a legal right of set-off exists. These payables and receivables are intended to be settled, and are, on a net basis.


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


                                     YEARS
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

          Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use ("IRU's") for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and amortized over the contracted period of use. The Company's current amortization policy complies with SFAS No. 142 Goodwill and Other Intangible Assets, which is applicable from fiscal years beginning after December 15, 2002.

          The Company has not and does not trade in IRU's or bandwidth or enter into any swap or other similar agreements relating to IRU's or bandwidth.


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


     i.   RETIREMENT BENEFITS

               Gratuity


          In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan covering all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months subject to a maximum of Rs.350,000. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an external actuarial valuation carried out annually. The Company accounts for its liability for future gratuity benefits in accordance with SFAS No. 87, Employers' Accounting for Pensions.


               Leave encashment


          Leave encashment, a defined benefit plan, comprises of encashment of vacation entitlement carried forward by employees. These balances are encashable during the tenure of employment, on the employee leaving the Company or on retirement. The Company makes a provision towards leave encashment liability based on the total unavailed leave credited to each employee's account and his respective salary as at the end of each reporting date.




               PROVIDENT FUND

          In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the employee's salary (basic and dearness allowance). The contributions are made to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in the statutorily assured rate of return on the assets of the trust, which was 9.5% as of March 31, 2001 and 2002. Currently, the Company has no further obligation under the provided fund beyond its contribution, which is expensed when incurred.


     j.   REVENUE RECOGNITION

          Revenues for long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized based upon contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers. The majority of revenues are derived from payments by the BSNL for completing outgoing calls made from India and from payments by foreign administrations for incoming calls that originate outside India.

          Income from Intelsat, Ltd. is accounted as dividend income and included as part of non-operating income.


     k.   OPERATING COSTS

          The principal components of the Company's operating costs are network and transmission costs, license fees paid to the DoT and other operating costs.

          Network and transmission costs include payments to BSNL for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from BSNL and satellite circuits from satellite companies. As discussed in note 1(b), the Company must pay a proportion of the amounts received from BNSL to transit and destination foreign administrations. Similarly, a proportion of the payments from the foreign administrations is paid to BSNL for completing calls within India.

          Under the revenue sharing agreement with DoT/BSNL, which was valid upto March 31, 2002, the Company paid to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned.

          Other operating costs include general and administrative expenses other than network and transmission costs and license fees.


     l.   FOREIGN CURRENCY TRANSACTIONS

          The Company's functional currency is the Indian rupee. Foreign currency transactions are recorded at the exchange rates prevailing on the first working day of the month in which the transaction falls. In the case of traffic revenue and the charges for use of transmission facilities, foreign currency transactions are recorded at the exchange rate prevailing on the last day of the prior month. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.


     m.   EMPLOYEE STOCK PURCHASE SCHEME

          The Company has elected to use the intrinsic value method specified under APB Opinion No. 25, Accounting for Stock Issued to Employees to account for the compensation cost of stock purchase rights granted to employees of the Company. Pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation have been provided in Note 18.


     n.   INCOME TAX

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


     o.   DIVIDENDS

          Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2001 and 2002, the amounts available for distribution are Rs.16,147 million and Rs.8,338 million, respectively. Dividends declared for the years ended March 31, 2000, 2001 and 2002 were Rs.8, Rs.50 and Rs.87.50 per equity share, respectively. The Company paid dividends of Rs.760 million, Rs.760 million and Rs.35,625 million (including Rs.21,375 million as special dividend) during the years ended March 31, 2000, 2001 and 2002, respectively.


     p.   EARNINGS PER SHARE

          The Company reports basic and diluted earnings per equity share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purposes of earnings per share, stock dividends declared by the Company have been given retroactive effect for all the years presented.


     q.   COMPREHENSIVE INCOME

          The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities along with net income are components of comprehensive income.


     r.   SEGMENT INFORMATION

          The Company identifies basic telephony, Internet and leased line services as its operating segments. Segment-wise information has been provided in Note 23.


     s.   NEW ACCOUNTING PRONOUNCEMENTS


          SFAS NO. 144

          In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 will be applicable to the Company from the fiscal year beginning April 01, 2002.


          SFAS NO. 145


          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, this statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, will now be used to classify those gains and losses. SFAS No. 145 will be applicable to the Company from the fiscal year beginning April 01, 2002.



     t.   CONVENIENCE TRANSLATION

          The accompanying financial statements have been expressed in Indian rupees ("Rs."), the Company's functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2002 have been translated into US dollars at US$1.00 = Rs.48.83 based on the noon buying rate for cable transfers on March 29, 2002 as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts referred to in these financial statements have been, or could be converted into US dollars at this or at any other rate of exchange, or at all.


     3.   CASH AND CASH EQUIVALENTS


          Cash and cash equivalents include the following:

                                         AS OF MARCH 31,
                            -----------------------------------------
                              2001           2002               2002
                            --------       --------            ------
                                         (IN MILLIONS)
Cash in hand                Rs.   15       Rs.    4           US$   -
Bank balances:
  Current accounts               485          1,707                35
  Time deposits                1,700          6,170               126
                            --------       --------            ------
    TOTAL                   Rs.2,200       Rs.7,881            US$161
                            ========       ========            ======

     Time deposits are interest-bearing deposits with original maturities ranging from 9 days to 90 days. Interest rates on such time deposits during the year ended March 31, 2002, ranged from approximately 6.00% to 9.75% on Indian rupee deposits.


4.   SHORT-TERM INVESTMENTS

          Short-term investments include the following:


                                                               AS OF MARCH 31,
                                                   -----------------------------------
                                                      2001           2002         2002
                                                   ---------      ---------     ------
                                                               (IN MILLIONS)
Restricted cash balances                           Rs. 7,730      Rs. 7,108     US$146
Time deposits with maturity exceeding 90 days         38,320         10,361        212
                                                   ---------      ---------     ------
    TOTAL                                          Rs.46,050      Rs.17,469     US$358
                                                   =========      =========     ======


          Restricted cash balances include Rs.7,730 million and Rs.7,099 million as of March 31, 2001 and 2002, respectively, comprising of time deposits, the use of which is restricted to the import of capital equipment.

          Interest rates on deposits placed out of restricted cash balances during the year ended March 31, 2002, ranged from approximately 7.50% to 11.25%. Interest rates on time deposits with maturity exceeding 90 days during the year ended March 31, 2002, ranged from approximately 7.50% to 9.25%.

          Time deposits with maturity exceeding 90 days include Rs.5,730 million pledged against short-term borrowings of the Company.


5.   TRADE AND OTHER RECEIVABLES

          Trade and other receivables include the following:

                                                             AS OF MARCH 31,
                                                 ------------------------------------
                                                    2001             2002        2002
                                                 ---------        ---------    ------
                                                              (IN MILLIONS)
Trade accounts receivables:
  Amounts due from foreign administrations       Rs.17,347        Rs.14,380    US$294
  Domestic trade debtors                               792              528        11
                                                 ---------        ---------    ------
    Total trade accounts receivables                18,139           14,908       305
Interest receivable on bank deposits                 1,231              700        15
Other sundry deposits                                   56               63         1
Other receivables                                      319              546        11
                                                 ---------        ---------    ------
    TOTAL                                        Rs.19,745        Rs.16,217    US$332
                                                 =========        =========    ======


          Trade accounts receivables are net of an allowance for doubtful debts of Rs.979 million and Rs.1,654 million for the years ended March 31, 2001 and 2002, respectively.

          Amounts due from BSNL for traffic settlement are netted against amounts due to BSNL for traffic settlement and are reported in trade payables. The Company has legal right of setoff.


6.   INVESTMENTS

          The portfolio of investments as of March 31, 2001 and 2002 is as follows:


                                                   AS OF MARCH 31, 2001                      AS OF MARCH 31, 2002
                                           -------------------------------------     --------------------------------------
                                                          GROSS                                     GROSS
                                           AMORTIZED    UNREALIZED      CARRYING     AMORTIZED    UNREALIZED      CARRYING
                                             COST         GAINS           VALUE        COST         GAINS           VALUE
                                           ---------    ----------      --------     ---------    ----------      ---------
                                                                            (IN MILLIONS)
Investments carried at fair value:
  Satellite companies                       Rs.562       Rs.  681       Rs.1,243       Rs.562       Rs. 412        Rs.  974
                                           ========      ========                      ======       =======
Investment carried at cost:
  Telecommunications companies                                             8,474                                      8,481
  Less: Permanent impairment                                              (5,470)                                    (5,470)
                                                                        --------                                  ---------
    TOTAL                                                               Rs.4,247                                  Rs. 3,985
                                                                        ========                                  =========
    TOTAL                                                                                                         US$    82
                                                                                                                  =========

          INTELSAT, LTD.

          Intelsat, Ltd. was originally formed as an Inter Government Organisation ("IGO") in 1964 and owns and operates satellite communication systems. It offers Internet, broadcast, telephony and corporate network solutions to customers in over 200 countries through its network of 20 geostationary satellites. Currently, it has a few next-generation satellites under construction. Intelsat was converted into a private company incorporated in Bermuda effective July 18, 2001. Consequently, the Company now holds 27,045,940 shares of US$1 each representing 5.4% of the paid up capital of Intelsat, Ltd.


          Till the date of corporatization, the Company's ownership share in this organization was adjusted annually to conform to the respective percentage of total use of the system or based on the accession or cessation of any party as per the terms of Intelsat Agreement. Accordingly, on the basis of share re-determinations, as of March 2001, the Company's investment was at approximately 5.4%, of the total shareholding of Intelsat. Net capital contributions were billed by Intelsat to the Company from time to time in proportion to the ownership share determined.

          Post corporatization, the investment in Intelsat, Ltd. has been accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock at cost since the fair value of equity shares is not readily obtainable.

          On March 08, 2002, Intelsat, Ltd. announced its intention to conduct an initial public offering of its ordinary shares in an amount of approximately US$500 million. In addition, it is anticipated that Intelsat, Ltd.'s existing shareholders will be offered the opportunity to sell ordinary shares in the offering.


          NEW SKIES SATELLITE NV ("NSS")

          During 1998-99, Intelsat as part of its restructuring process incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of Dutch Guilder 1 to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99, and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment shares of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000, which were recorded as a reduction in the investment in Intelsat and a new investment in NSS at face values.

          NSS announced a 10:1 stock split prior to its initial public offering ("IPO") in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2002 stands at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 28, 2002 was US$5.8 per share.


          INTERNATIONAL MOBILE SATELLITE ORGANISATION ("INMARSAT")

          Inmarsat was an IGO with membership from 88 countries providing satellite mobile communications in air, on land and at sea. Inmarsat was converted into a national law company incorporated in the United Kingdom effective April 15, 1999. The Company's investment in the holding company, Inmarsat Ventures Plc is 202,219 shares representing approximately 2.0% of the paid up capital. Further, there had been a 10:1 stock split in March 2001. Consequently, the Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures Plc.

          During the year Inmarsat announced its intention to conduct an initial public offering of its ordinary shares. In addition, it is anticipated that Inmarsat's existing shareholders will be offered the opportunity to sell ordinary shares in the offering.

          ICO  GLOBAL COMMUNICATIONS HOLDINGS LTD. ("ICO")

          ICO, a company registered in Bermuda, was incorporated in January 1995 to provide global mobile personal communication services. ICO was listed on the NASDAQ in July 1998. The Company had invested a sum of Rs.5,471 million (US$150 million) in ICO.

          ICO filed a voluntary petition for re-organization under Chapter 11 of the United States Bankruptcy Code on August 27, 1999 in the United States Bankruptcy Court in the district of Delaware as the additional financial resources required to complete the system and begin commercial operations could not be raised as per schedule.

          In May 2000, the court confirmed the plans of re-organization of ICO, which became effective on May 17, 2000. By virtue of the re-organization, the Company received 180,053 shares of class A common stock of US$0.01, amounting to Rs.0.06 million and 975,398 warrants, with an option to purchase shares of class A common stock exercisable in New ICO by May 15, 2006. The Company recognized a charge of Rs.5,416 million and Rs.54 million as permanent impairment in the years ended March 31, 1999 and 2000, respectively.

          TELSTRA VISHESH COMMUNICATIONS LIMITED ("TVCL")

          TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd.("ILFS"), initially formed with an investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. The shares of TVCL are recorded at face value and consequently the Company has applied the provision for diminution in value of investments and written off these investments to their current fair value in the year ended March 31, 2000.



          As per the proposed restructuring plan undertaken by TVCL, Essel Shyam Communications Ltd. ("ESCL"), a company incorporated in India, has been identified as the strategic partner. Further, Telstra-Australia will exit the joint venture and the shareholders of TVCL comprising the remaining joint venture partners, namely the Company and IL&FS and the Employee Welfare Trust will get 15% in the aggregate of the equity share capital of ESCL in exchange for their holding in TVCL. In addition, ESCL will pay a cash compensation of Rs.20 million to the Company and IL&FS in the aggregate.



          UNITED TELECOM LIMITED ("UTL")

          UTL is a joint venture between the Company, Mahanagar Telephone Nigam Limited ("MTNL"), Telecommunications Consultants India Limited ("TCIL") and Nepal Ventures Private Limited ("NVPL"), with an investment equity in the ratio of 26.6:26.8:26.6:20. MTNL and TCIL are companies incorporated in India and NVPL is a company incorporated in Nepal. Currently, the Company holds 266,000 equity shares of Nepal Rupees ("NR.") 100 each out of the total paid up capital of NR.100 million. UTL has been formed for bidding for license to operate and invest in basic telephony services in Nepal based on Wireless-in-Local Loop technology. As of date, UTL is yet to commence commercial operations. The equity shares of UTL are recorded at cost.


          On May 15, 2002, UTL had further called up equity capital from all the joint venture partners totaling to NR.1,300 million payable as per the following schedule:


PARTICULARS OF    EQUITY CAPITAL CALLED
EQUITY CALLS         (IN MILLIONS)            PAYABLE ON OR BEFORE
--------------    ---------------------       --------------------
2nd call                NR.200                       May 25, 2002
3rd call                   500                      July 15, 2002
4th call                   300                 September 15, 2002
5th call                   300                  December 15, 2002


          The Company on May 25, 2002 paid up the 2nd call of NR.53 million. Subsequent to the payment of this call, the Company now holds 798,000 equity shares at NR.80 million.


7.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment by asset category is as follows:

                                                      AS OF MARCH 31,
                                             ------------------------------------
                                               2001          2002          2002
                                             ---------    ---------       -------
                                                        (IN MILLIONS)
Land                                         Rs.   754    Rs.   773       US$  16
Buildings                                        2,062        2,210            45
Plant and machinery                             23,349       25,117           515
Computers                                          574          587            12
Motor vehicles                                      16           16             -
Furniture and fixtures                             366          184             4
                                             ---------    ---------       -------
    Property, plant and equipment, at cost      27,121       28,887           592
Less: Accumulated depreciation                  (9,044)     (10,829)         (222)
                                             ---------    ---------       -------
    PROPERTY, PLANT AND EQUIPMENT, NET       Rs.18,077    Rs.18,058       US$ 370
                                             =========    =========       =======



          Depreciation expense for the years ended March 31, 2000, 2001 and 2002 was Rs.1,534 million, Rs.1,729 million and Rs.1,898 million, respectively.

          During the year 1998-99 the Company had spent Rs.496 million towards gateway equipment for Iridium India Telecom Limited ("IITL"), Pune, which was capitalized and was being depreciated. IITL stopped operational activities in April 2000 and since then these assets have not been used by IITL. An impairment charge has been recognized of Rs.356 million, Rs.Nil million and Rs.30 million for the years ended March 31, 2000, 2001 and 2002 to reflect their estimated realizable value.


          Property, plant and equipment include Rs.1,672 million and Rs.2,262 million for indefeasible rights of use as of March 31, 2001 and 2002, respectively.


8.   CAPITAL WORK-IN-PROGRESS

          Capital work-in-progress includes the following:


                                   AS OF MARCH 31,
                           -----------------------------
                             2001        2002       2002
                           --------    --------    -----
                                    (IN MILLIONS)
Buildings                  Rs.  382    Rs.  315    US$ 6
Plant and machinery           1,912       2,583       53
Other assets                     34          45        1
                           --------    --------    -----
    TOTAL                  Rs.2,328    Rs.2,943    US$60
                           ========    ========    =====



9.   OTHER ASSETS

          Other assets includes the following:

                                             AS OF MARCH 31,
                                     --------------------------------
                                       2001        2002         2002
                                     --------    --------      ------
                                              (IN MILLIONS)
Advance tax (net)                    Rs.7,463    Rs.7,752      US$159
Advance paid for capital goods             63           6           -
Prepaid expenses                          235         530          11
Inventories                                17           5           -
                                     --------    --------      ------
    TOTAL                            Rs.7,778    Rs.8,293      US$170
                                     ========    ========      ======

10.  SHORT-TERM BORROWING

          During the last quarter of fiscal 2002, the Company availed short-term borrowings of Rs.28,205 million against pledge of fixed deposits placed with banks. These borrowings were for a maximum duration of six months. Interest rates on these borrowings ranged from approximately 8.25% to 9.00%. As of March 31, 2002, short-term borrowings of Rs.5,751 million were outstanding.


11.  TRADE PAYABLES

          Trade payables include the following:


                                                             AS OF MARCH 31,
                                                 --------------------------------------
                                                    2001          2002            2002
                                                 ---------      --------         ------
                                                              (IN MILLIONS)
Accounts payable-trade:
  Amounts due to foreign administrations         Rs. 2,585      Rs.1,420         US$ 29
  Amounts due to BSNL net of amounts due from
   BSNL for traffic settlement                       8,724         4,308             88
                                                 ---------      --------         ------
    TOTAL                                        Rs.11,309      Rs.5,728         US$117
                                                 =========      ========         ======


12.  ACCRUED EXPENSES AND OTHER LIABILITIES

          Accrued expenses and other liabilities include the following:


                                                       AS OF MARCH 31,
                                            ---------------------------------
                                               2001         2002        2002
                                            ---------    ---------     ------
                                                      (IN MILLIONS)
Unearned income                             Rs. 2,235    Rs. 1,762     US$ 36
Deferred taxation                               3,183        2,363         48
Interest accrued but not due                        -           11          -
Sundry creditors                                4,051        4,616         95
Other payables and accrued expenses             1,262        1,573         33
                                            ---------    ---------     ------
    TOTAL                                   Rs.10,731    Rs.10,325     US$212
                                            =========    =========     ======



13.  INCOME TAX

          The income tax expense comprises the following:


                                                 YEARS ENDED MARCH 31,
                                  ---------------------------------------------------
                                    2000            2001           2002         2002
                                  --------        --------       --------      ------
                                                      (IN MILLIONS)
Current income tax expense        Rs.6,375        Rs.7,887       Rs.6,661      US$136
Deferred income tax expense
  (benefit)                           (219)          1,759           (702)        (14)
                                  --------        --------       --------      ------
    INCOME TAX EXPENSE            Rs.6,156        Rs.9,646       Rs.5,959      US$122
                                  ========        ========       ========      ======



          The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

                                                              YEARS ENDED MARCH 31,
                                                 ----------------------------------------------
                                                     2000       2001         2002        2002
                                                 ---------   ---------    ---------    --------
                                                                   (IN MILLIONS)
Income before income taxes                       Rs.19,331   Rs.25,173    Rs.19,130    US$  392
Effective statutory income tax rate                  38.50%      39.55%       35.70%      35.70%
Expected income tax expense                          7,442       9,956        6,829         140

Adjustments to reconcile expected
 income tax to actual tax expense:
  Permanent differences:
   Income exempt under tax holiday                    (899)     (1,209)        (957)        (20)
   Provision for diminution in value of
    investment not allowed for tax                      21         153           24           -
   Stock based compensation cost                         -           -          320           7
   Exchange gain on GDR deposits treated
    as capital receipt for income tax
    purposes                                           (94)        (60)          59           1
   Others, net                                        (451)        775         (110)         (2)
  Effect of change in statutory
   tax rate                                            137          31         (206)         (4)
                                                 ---------   ---------    ---------    --------
    INCOME TAX EXPENSE                           Rs. 6,156    Rs.9,646    Rs. 5,959     US$ 122
                                                 =========   =========    =========    ========


          The tax effects of significant temporary differences are as follows:


                                                            AS OF MARCH 31,
                                                   ------------------------------
                                                     2001        2002        2002
                                                   --------   --------      -----
                                                             (IN MILLIONS)
TAX EFFECT OF:
  DEDUCTIBLE TEMPORARY DIFFERENCES:
    Allowances for trade receivable                Rs.  387   Rs.  608      US$12
    Other                                                 -        126          3
                                                   --------   --------      -----
      DEFERRED TAX ASSET                           Rs.  387   Rs.  734      US$15
                                                   --------   --------      -----

  TAXABLE TEMPORARY DIFFERENCES:
    Property, plant and equipment                  Rs.3,204   Rs.2,946      US$60
    Unrealized gain on securities available for         269        151          3
     sale
    Other                                                97          -          -
                                                   --------   --------      -----
      DEFERRED TAX LIABILITY                       Rs.3,570   Rs.3,097      US$63
                                                   --------   --------      -----
      NET DEFERRED TAX LIABILITY                   Rs.3,183   Rs.2,363      US$48
                                                   ========   ========      =====


14.  REVENUES

          Revenues comprise the following:

                                                              YEARS ENDED MARCH 31,
                                              ------------------------------------------------------
                                                 2000           2001           2002           2002
                                              ---------      ---------      ---------       --------
                                                                   (IN MILLIONS)
Revenues from foreign administrations for
 incoming traffic:
  Telephone                                   Rs.45,161      Rs.46,674      Rs.41,503       US$  850
  Telex                                             128            112             70              1
Revenues from BSNL for outgoing traffic:
  Telephone                                      18,375         18,345         16,153            331
  Telex                                             175            112             88              2
Leased circuits                                   2,986          3,140          3,584             73
Telegraph, television and others                  2,815          3,533          3,652             75
                                              ---------      ---------      ---------       --------
     TOTAL                                    Rs.69,640      Rs.71,916      Rs.65,050       US$1,332
                                              =========      =========      =========       ========


15.  NETWORK AND TRANSMISSION COSTS

          Network and transmission costs comprise the following:


                                               YEARS ENDED MARCH 31,
                                   -------------------------------------------
                                     2000         2001        2002       2002
                                   ---------   ---------   ---------    ------
                                                  (IN MILLIONS)
Payment for traffic costs to:
  BSNL                             Rs.29,254   Rs.27,341   Rs.23,050    US$472
  Foreign administrations             13,374      13,866      10,721       220
Rent of land lines                       579       1,037       2,914        60
Other transmission facilities          2,414       2,906       2,892        59
                                   ---------   ---------   ---------    ------
     TOTAL                         Rs.45,621   Rs.45,150   Rs.39,577    US$811
                                   =========   =========   =========    ======


16.  OTHER OPERATING COSTS

          Other operating costs comprise the following:

                                               YEARS ENDED MARCH 31,
                                     ---------------------------------------
                                       2000       2001       2002      2002
                                     --------   --------   --------    -----
                                                  (IN MILLIONS)
Staff costs:
  Salaries and wages                 Rs.  866   Rs.1,400   Rs.2,134    US$43
  Social security contributions            90        132        391        8
Energy costs                              235        271        286        6
Advertising                               113        116         35        1
Repairs, maintenance, marketing
 and other costs                        1,318      1,104      1,957       40
                                     --------   --------   --------    -----
     TOTAL                           Rs.2,622   Rs.3,023   Rs.4,803    US$98
                                     ========   ========   ========    =====

          On August 1, 2001, the Company announced a Voluntary Retirement Scheme ("VRS") with the primary objective of improving the average mix of its employees and also to improve the overall skill level. The original period of the scheme was from September 01, 2001 to September 30, 2001. The scheme was later extended upto October 31, 2001. Employees who were at least 50 years of age and had rendered a minimum of 10 years service in the Company were eligible to opt for voluntary retirement. Apart from normal retirement benefits, employees who opted for voluntary retirement were entitled to an ex-gratia payment of 60 days salary (basic and dearness allowance) for each completed year of service or payment of salary for the remaining period of service left before retirement, whichever was lower. At the close of the scheme, 81 employees had opted for voluntary retirement. Staff costs include an amount of Rs.36 million on account of this scheme.


17.  NON-OPERATING INCOME

          Non-operating income comprises the following:


                                                        YEARS ENDED MARCH 31,
                                             ------------------------------------------
                                               2000       2001         2002       2002
                                             --------   --------     --------     -----
                                                            (IN MILLIONS)
Foreign exchange gains, net                  Rs.1,449   Rs.2,878     Rs.  939     US$19
Profit (loss) on sale of fixed assets              86         (5)          (2)        -
Reimbursement by GoI of entry fees
 (See Note 1(c))                                    -          -          279         6
Miscellaneous income                              286        185          155         3
                                             --------   --------     --------     -----
     TOTAL                                   Rs.1,821   Rs.3,058     Rs.1,371     US$28
                                             ========   ========     ========     =====


18.  EMPLOYEE STOCK PURCHASE SCHEME ("ESPS")

          As part of the process of disinvestment, GoI on various dates transferred 5,661,546 equity shares to employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer of such equity shares has been accounted for as a charge to compensation cost of Rs.896 million and an accretion to additional paid in capital in the year ended March 31, 2002.

          In addition to the equity shares already transferred, GoI is yet to transfer 346,860 equity shares to employees, which has been approved by the board of directors of the Company.

          Had compensation cost for the Company's ESPS been determined based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as per the pro forma amounts indicated below:

                                               YEAR ENDED MARCH 31, 2002
                                            ------------------------------
                                            (IN MILLIONS, EXCEPT PER SHARE
                                                        AMOUNTS)
NET INCOME:
  As reported                               Rs.9,537               US$ 195
  Pro forma                                    9,776               US$ 200

BASIC AND DILUTED EARNINGS PER SHARE
  As reported                               Rs.33.46               US$0.69
  Pro forma                                    34.30               US$0.70

          The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:


                                  YEAR ENDED MARCH
                                      31, 2002
                                  ----------------
Dividend yield                              1%
Expected volatility                        88%
Risk-free interest rate                     9%
Lock-in period                          1 year

19.  RETIREMENT BENEFITS

          GRATUITY

               The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company's financial statements as of March 31, 2001 and 2002.


                                                                      AS OF MARCH 31,
                                                             --------------------------------
                                                              2001         2002          2002
                                                             ------       ------        -----
                                                                         (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION:

  Projected benefit obligation, beginning of the year        Rs.153       Rs.232        US$ 5
  Service cost                                                    8           16            -
  Interest cost                                                  16           23            -
  Actuarial loss                                                 65           39            1
  Benefits paid                                                 (10)         (22)           -
                                                             ------       ------        -----
     PROJECTED BENEFIT OBLIGATION, END OF THE YEAR              232          288            6
                                                             ------       ------        -----
CHANGE IN PLAN ASSETS:

  Fair value of plan assets, beginning of the year               95          127            3
  Actual return on plan assets                                   10           11            -
  Employer contributions                                         32            -            -
  Benefits paid                                                 (10)         (22)           -
                                                             ------       ------        -----
     FAIR VALUE OF PLAN ASSETS, END OF THE YEAR                 127          116            3
                                                             ------       ------        -----
  Excess of obligation over plan assets                        (105)        (172)          (3)
  Unrecognized actuarial loss                                    68          101            2
  Unrecognized transitional obligation                           13            9            -
                                                             ------       ------        -----
     ACCRUED BENEFIT                                         Rs.(24)      Rs.(62)       US$(1)
                                                             ======       ======        =====

          Net gratuity cost for the years ended March 31, 2000, 2001 and 2002 comprises the following components:


                                                         YEARS ENDED MARCH 31,
                                              ------------------------------------------
                                              2000         2001       2002          2002
                                              -----       -----      ------         ----
                                                             (IN MILLIONS)
Service cost                                  Rs. 8       Rs. 8      Rs. 16         US$-
Interest cost                                    16          16          23            1
Net transitional liability recognized             -           -          13            -
Net actuarial loss recognized                     -           -         105            2
Amortization of unrecognized
 transitional obligation                          5           5           -            -
Actual investment return                         (7)        (10)        (11)           -
                                              -----       -----      ------         ----
     NET GRATUITY COST                        Rs.22       Rs.19      Rs.146         US$3
                                              =====       =====      ======         ====

          The assumptions used in accounting for the gratuity plan for the years ended March 31, 2000, 2001 and 2002 are set out below:

                                                                  YEARS ENDED MARCH 31,
                                                                -------------------------
                                                                2000      2001       2002
                                                                ----      ----       ----
                                                                            (%)
Discount rate                                                   10.5      10.5       10.0
Rate of increase in compensation levels of covered employees     6.0       6.0        6.0
Rate of return on plan assets                                    9.5       9.5        9.5


          LEAVE ENCASHMENT

               The Company provided Rs.26 million, Rs.28 million and Rs.120 million for leave encashment for the years ended March 31, 2000, 2001 and 2002, respectively.


          Provident fund

               The Company contributed Rs.45 million, Rs.75 million and Rs.69 million to the provident fund for the years ended March 31, 2000, 2001 and 2002, respectively.


20.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

               The carrying amounts for cash, cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments.


21.  COMMITMENTS AND CONTINGENCIES

               Commitments and contingencies are as follows:


          CAPITAL COMMITMENTS

               Capital commitments represent expenditure, principally relating to the construction of new buildings, submarine cables and expansion of transmission equipment, which had been committed under contractual arrangements and unpaid amounts on investments, with the majority of payments due within a one year period. The amount of these commitments totalled Rs.2,118 million as of March 31, 2002.


          CONTINGENCIES

               INCOME TAX MATTERS

               For the fiscal years 1987-88, 1993-94 and 1995-96 to 1998-99, the income tax authorities have raised demands aggregating Rs.16,306 million, including interest of Rs. 6,393 million on the disallowance of license fee paid by the Company to DoT and other claims against which amounts aggregating to Rs.10,635 million have been paid or adjusted. The claim for license fee for fiscal year 1994-95 has been allowed by the Income Tax Appellate Tribunal. The Company has been advised by counsel that the demands are not likely to be sustained and hence no provision is considered necessary.


               OTHER CONTINGENCIES

               The Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of business. There are no such matters pending that the Company expects to be material in relation to the business.


22.  RELATED PARTY TRANSACTIONS

          The Company's principal related parties consist of its major shareholders, government departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises. Transactions other than with DoT and BSNL are at arm's length in accordance with law. Transactions with the DoT and BSNL are subject to the revenue sharing agreement discussed in Note 1d. The Company's significant related party balances and transactions with DoT are detailed in the Statement of Income and in Notes 5, 11, 14 and 15. In addition, the following are significant related party transactions.

NAME OF           NATURE OF           DESCRIPTION OF THE                 AMOUNT OF
THE PARTY        RELATIONSHIP             TRANSACTION               (RECEIPTS)/PAYMENTS         OUTSTANDING BALANCES DEBIT/(CREDIT)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    YEARS ENDED MARCH 31,                 AS OF MARCH 31,
                                                             ---------------------------------  -----------------------------------
                                                               2001         2002         2002     2001           2002          2002
                                                             ---------    ---------     ------  -------         ------         ----
                                                                                           (IN MILLIONS)
GoI and its
 departments    Principal owner     Rendering of services    Rs.(1,388)   Rs.   386     US$  8
                                    Royalty payments             4,968        6,414        131
                                    Dividend payments              403       18,870        386
                                    Compensation
                                     received from GoI               -         (279)        (6)
                                                             -----------------------------------------------------------------------
                                                             Rs. 3,983    Rs.25,391     US$519   Rs.444         Rs.290         US$6
TVCL            Joint venture       Purchase of VSAT
                 partner             terminals                       -           26          1        -            (12)           -
UTL             Joint venture       Investment in equity
                 partner             share capital                   -           16          -        -              -            -
Employee        Trusts controlled   Loans made                       -            8          -        2             10            -
 trusts          by the management  Payment towards
                                     gratuity                       16           32          1        -                           -

          Other related party transactions and balances are immaterial individually and in the aggregate.

          The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees are at 4%. The loans are secured by assets acquired by the employees. As of March 31, 2001 and 2002, amounts receivable from employees aggregated to Rs.75 million and Rs.301 million, respectively, are included in trade and other receivables. Interest free short term advances made to employees aggregated to Rs.67 million and Rs.8 million as of March 31, 2001 and 2002, respectively.

          The Company also grants interest subsidy in excess of 4% of the interest rate for loans taken by the employees for purchase of property. The cost of interest subsidy of Rs.7 million, Rs.9 million and Rs.11 million for the years ended March 31, 2000, 2001 and 2002, respectively, is included in staff costs.


23.  SEGMENT INFORMATION

          The Company has three operating segments, comprising telephony, Internet and leased line services. Operating segments other than the basic telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and do not qualify as reportable segments. Information about these segments has been aggregated and reported in the "All other" category.

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

          Summarized segment information for the years ended March 31, 2000, 2001 and 2002 is as follows:

                                                                    YEARS ENDED MARCH 31,
                                        ------------------------------------------------------------------------------
                                                  2000                        2001                       2002
                                        -----------------------      ----------------------     ----------------------
                                           BASIC                       BASIC                      BASIC
                                         TELEPHONY    ALL OTHER      TELEPHONY    ALL OTHER     TELEPHONY    ALL OTHER
                                         ---------    ---------      ---------    ---------     ---------    ---------
                                                                        (IN MILLIONS)
Traffic revenue                          Rs.63,535    Rs. 6,105      Rs.65,019    Rs. 6,897     Rs.57,656    Rs. 7,394
Income from satellite consortia                  -          737              -        1,160             -            -
                                         ---------    ---------      ---------    ---------     ---------    ---------
  OPERATING REVENUE                         63,535        6,842         65,019        8,057        57,656        7,394
Network and transmission costs              43,004        2,617         41,861        3,289        33,858        5,719
License fee                                  4,712            -          5,022            -         5,393            -
                                         ---------    ---------      ---------    ---------     ---------    ---------
  SEGMENT OPERATING PROFIT                  15,819        4,225         18,136        4,768        18,405        1,675
                                         =========    =========      =========    =========     =========    =========
TOTAL SEGMENT OPERATING PROFIT                           20,044                      22,904                     20,080
Less: Unallocable operating costs                         4,156                       4,752                      6,701
                                                      ---------                   ---------                  ---------
OPERATING PROFIT, AS REPORTED                         Rs.15,888                   Rs.18,152                  Rs.13,379
                                                      =========                   =========                  =========

          Unallocable operating costs include staff cost, energy cost, depreciation and other general administrative overheads, which are not allocated segment-wise.

          The company renders international telephony and value added services and derives its revenue from administrations in the following geographical locations:

                                                  YEARS ENDED MARCH 31,
                            -------------------------------------------------------------
                               2000          2001         2002           2002       2002
                            ---------     ---------     ---------      --------     -----
                                            (IN MILLIONS, EXCEPT PERCENTAGES)
India                       Rs.18,550     Rs.18,346     Rs.23,527      US$   48      36.2%
United States of
 America                       18,459        23,297        19,436           398      29.8
United Arab Emirates            6,589         7,222         6,720           138      10.3
Saudi Arabia                    3,179         4,185         3,802            78       5.8
United Kingdom                  5,204         2,930         2,092            43       3.2
Canada                          1,199           702         1,961            40       3.0
Rest of the world              16,460        15,234         7,512           154      11.7
                            ---------     ---------     ---------      --------     -----
TOTAL                       Rs.69,640     Rs.71,916     Rs.65,050      US$1,332     100.0%
                            =========     =========     =========      ========     =====

          Revenues from major customers are as follows:

                                              YEARS ENDED MARCH 31,
                         ---------------------------------------------------------------
                            2000          2001           2002          2002        2002
                         ---------     ---------      ---------      --------      -----
                                         (IN MILLIONS, EXCEPT PERCENTAGES)
BSNL                     Rs.18,550     Rs.18,346      Rs.23,527      US$  482       36.2%
MCI WorldCom                11,071        10,916          9,513           195       14.6
Concert AT&T                 5,157         9,639          6,987           143       10.7
United Arab Emirates         6,589         7,222          6,720           138       10.3
Others                      28,273        25,793         18,303           374       28.2
                         ---------     ---------      ---------      --------      -----
TOTAL                    Rs.69,640     Rs.71,916      Rs.65,050      US$1,332      100.0%
                         =========     =========      =========      ========      =====

          Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company's total credit exposure. (See Note 25(a))

          The balances due from major customers are as follows:

                                                   YEARS ENDED MARCH 31,
                                 -------------------------------------------------------
                                    2001             2002             2002          2002
                                 ---------        ---------          ------        -----
                                             (IN MILLIONS, EXCEPT PERCENTAGES)
MCI WorldCom                     Rs. 4,066        Rs. 5,612          US$115         37.7%
Concert AT&T                         2,585            1,668              34         11.2
United Arab Emirates                 2,419            2,366              48         15.8
Saudi Arabia                         2,057            1,659              34         11.1
Others                               7,012            3,603              74         24.2
                                 ---------        ---------          ------        -----
TOTAL                            RS.18,139        RS.14,908          US$305        100.0%
                                 =========        =========          ======        =====

          All revenues earned by the Company are from its operations in India. Substantially, all of the Company's fixed assets are located in India.


24.  SUBSEQUENT EVENTS

          On May 28, 2002, the board of directors of the Company declared a dividend of Rs.12.50 per equity share aggregating to Rs.3,563 million which is subject to approval by the shareholders at the ensuing annual general meeting. The board of directors of the Company also approved an investment of Rs.12,000 million in Tata Teleservices Ltd., company incorporated in the state of Andhra Pradesh, India, that provides basic telephony services in India. (See Note 25(c))


25.  EVENTS SUBSEQUENT TO MAY 28, 2002

     a.   CHAPTER 11 BANKRUPTCY FILING OF WORLDCOM INC. ("WORLDCOM") (SEE
          NOTE 23)

          On July 21, 2002, WorldCom announced that it and substantially all of its direct and indirect United States subsidiaries (the "Debtors") had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to the Bankruptcy Code.

          WorldCom is one of the Company's major carrier partners with whom the Company exchanges traffic. For the year ended March 31, 2002, gross revenues from WorldCom represented 14.6% of the Company's total operating revenues.

          As at March 31, 2002, balances due from WorldCom amounted to Rs.5,612 million. Of the amounts outstanding from WorldCom as of March 31, 2002, the Company has recovered substantial amounts during the period commencing from April 1, 2002 through September 24, 2002.

          Of the revenues earned during the period commencing from April 1, 2002 through July 21, 2002, the date of voluntary petition for relief to the Bankruptcy Court, the Company has recovered Rs.1,512 million through September 24, 2002. In the event the Company is unable to recover any further outstanding balances due, the estimated exposure of the Company is approximately Rs.950 million.

          Of the revenues earned during the period commencing from July 22, 2002 through August 31, 2002, the Company has not recovered any outstanding balances, as the same has not fallen due in view of the settlement cycle.


     b.   REVENUE SHARING AGREEMENT WITH BSNL (SEE NOTE 1(d))

          The revenue sharing agreement between the Company and BSNL expired on March 31, 2002. The Company is currently in negotiations with BSNL on a new revenue sharing agreement, which would be effective from April 01, 2002. The terms of the new revenue sharing agreement could have a significant adverse impact on future profitability.

          Similarly, the Company is currently negotiating revenue sharing agreements with MTNL and few other domestic telecommunications companies. Until such negotiations are completed, the Company is unable to predict with any certainty the impact on its results of these changes.

          Any reduction in the accounting rates in effect between the Company and US or other foreign administrations or carriers will reduce the amount of payments received by the Company. The Company does not give any guarantee that, under the new revenue sharing arrangements to be finalized between the Company and BSNL, MTNL and other last mile operators, any reductions in payments received by the Company from foreign carriers will result in corresponding reductions in payments made by the Company to BSNL, MTNL and other last mile operators. Until such negotiations with BSNL, MTNL and other last mile operators are completed, the Company is unable to predict with any certainty the impact on its results of these changes.


     c.   INVESTMENTS IN TATA TELESERVICES LIMITED (SEE NOTE 24)

          On July 29, 2002, the Company constituted a committee to decide on the proposal of the Board of Directors ("Board") to invest upto Rs. 12,000 million in Tata Teleservices Limited ("TTSL"), a related party. Currently, the matter is under consideration of the committee.


     d.   PERFORMANCE BANK GUARANTEE OF RS.4,000 MILLION (SEE NOTE 1(c))

          On conclusion of negotiations with GoI with reference to providing a performance bank guarantee of Rs.4,000 million in respect of NLD license, the Company was required to provide the performance bank guarantee, since GoI took the position that the exemption applied only as long as the Company remained a PSU. On June 17, 2002, the Company provided the following performance bank guarantees to GoI aggregating to Rs.4,000 million:-


-----------------------------------------
AMOUNT OF GUARANTEE      VALID THROUGH
-----------------------------------------
   (IN MILLION)
     Rs.1,000            June 16, 2004
        1,000            June 16, 2005
        1,000            June 16, 2006
        1,000            June 16, 2009

                                  EXHIBIT INDEX

EXHIBIT
NUMBER       DESCRIPTION
--------     ---------------------------------------------------------------------------------------
1.1*         Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2          Memorandum and Articles of Association of Videsh Sanchar Nigam Limited, dated August
             20, 2002 and as currently in effect.

1.3*         Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.4*         Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*         Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as
             Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

EXHIBIT
NUMBER       DESCRIPTION
--------     ---------------------------------------------------------------------------------------------
2.2**        Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of
             New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***       Shareholders' Agreement among the President of India, Panatone Finvest Limited, Tata Sons
             Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata
             Industries Limited, dated 13 February 2002.

2.4***       Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata
             Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata
             Industries Limited and the Company dated 6 February 2002.

4.1*         License Agreement for the provision of Internet Service between the President of India and Videsh Sanchar Nigam Limited, dated January 25, 1999.

4.2+         Memorandum of Agreement, International Telecommunication Services between Videsh Sanchar
             Nigam Limited and AT&T Corp., Accounting Rate and Division of Revenue, dated
             April 15, 2002 (the "AT&T Agreement").

4.3+         Memorandum of Agreement regarding Total Accounting Rates between Videsh Sanchar Nigam
             Limited and British Telecommunication Service Limited, date 5/20/2002 (the "BT Agreement").

4.4+         Minutes of Meeting regarding Total Accounting Rates between Videsh Sanchar Nigam Limited and Etisalat UAE, dated April 13, 2002 (the "UAE Agreement").

4.5          License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.6          License Agreement for Provision of Internet Service (Including Internet Telephony)
             between the President of India and the Company, dated May 3, 2002.

10.3*        License granted under the Indian Telegraph Act, 1885 to Videsh Sanchar Nigam Limited,
             dated January 22, 1999 by the Department of Telecommunications.

10.4**       Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

99.1         Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

* Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.

** Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.

*** Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.