Form 20-F
period 2003-03-31
VIDESH SANCHAR NIGAM LTD
filed 2003-09-29
CIK 1116134

             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               September 29, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2003

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

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GANDHI ROAD
                                 MUMBAI 400 001
                                      INDIA
                                +91-22 5657 8765
                    (Address of principal executive offices)

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

Item 17 [ ]  Item 18 [X]

* American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares.

** Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

                               TABLE OF CONTENTS

Certain Defined Terms...............................................................................      2
Currency of Presentation............................................................................      2
Exchange Rates......................................................................................      2
Cautionary Statement with Respect to Forward-Looking Statements.....................................      3
PART I                                                                                                    3
   Item 1.   Identity of Directors, Senior Management and Advisers...................................     3
   Item 2.   Offer Statistics and Expected Timetable.................................................     3
   Item 3.   Key Information.........................................................................     3
   Item 4.   Information on the Company..............................................................    21
   Item 5.   Operating and Financial Review and Prospects............................................    51
   Item 6.   Directors, Senior Management and Employees..............................................    74
   Item 7.   Major Shareholders and Related Party Transactions.......................................    84
   Item 8.   Financial Information...................................................................    85
   Item 9.   The Offer and Listing...................................................................    85
   Item 10.  Additional Information.................................................................     89
   Item 11.  Quantitative and Qualitative Disclosures about Market Risks............................    108
   Item 12.  Description of Securities Other Than Equity Securities.................................    109
PART II                                                                                                 109
   Item 13.  Defaults, Dividend Arrearages and Delinquencies........................................    109
   Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds...........    109
   Item 15.  Disclosure Controls and Procedures.....................................................    109
   Item 16.  Reserved...............................................................................    109
PART III
   Item 17.  Financial Statements...................................................................    109
   Item 18.  Financial Statements...................................................................    109
   Item 19.  Exhibits...............................................................................    110

CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to "we," "us," "our," the "Company" and "VSNL" are to Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India. References to "Equity Shares" or "Shares" are to the equity shares, par value Rupees 10 per share of the Company. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing two Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs"). References to the "Department of Telecommunications" or "DoT" are to the Department of Telecommunications/Telecom Commission/Department of Telecom Operations and to the Department of Telecom Services of the Government of India, collectively. The Government of India is sometimes referred to herein as the "Government." Effective October 1, 2000, the operations of the Department of Telecom Services and Department of Telecom Operations were transferred to Bharat Sanchar Nigam Limited, sometimes referred to herein as "BSNL". References to "MTNL" are to Mahanagar Telephone Nigam Limited. References to the "Shareholders' Agreement" or the "SHA" are to the Shareholders' Agreement dated February 13, 2002, among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited. References to the "Share Purchase Agreement" or the "SPA" are to the Share Purchase Agreement dated February 6, 2002 among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, Tata Industries Limited, and the Company. References to the "TRAI" are to the Telecom Regulatory Authority of India of the Government of India. References to "NLD" are to national long distance services/domestic long distance services. References to "ILD" are to international long distance services/international telephony services. References to "PSU" are to public sector undertakings of the Government of India. References to "IUC" are to the Interconnect Usage Charge regime made effective by the TRAI from May 1, 2003. References to the term "OECD" are to the Organization for Economic Cooperation and Development.

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

EXCHANGE RATES

         The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was Rs.47.53 per $1.00 on March 31, 2003 for the conversion of Rupees into US Dollars.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD LOOKING STATEMENTS ARE IDENTIFIED BY THEIR USE OF TERMS AND PHRASES SUCH AS "ANTICIPATE", "BELIEVE", "COULD", "ESTIMATE", "EXPECT", "INTEND", "MAY", "PLAN", "OBJECTIVES", "OUTLOOK", "PROBABLY", "PROJECT", "WILL", "SEEK", "TARGET" AND SIMILAR TERMS AND PHRASES. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "ITEM 3. KEY INFORMATION-RISK FACTORS," "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS ANNUAL REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         SELECTED FINANCIAL DATA

         The following table sets forth our selected financial data. The financial data have been derived from our financial statements prepared in accordance with US GAAP. Our selected income statement data for the fiscal years ended March 31, 2001, 2002 and 2003 and the selected balance sheet data as of March 31, 2002 and 2003 are derived from our audited financial statements included in this annual report, together with the report of Deloitte Haskins & Sells, independent auditors. Our selected income statement data for the fiscal years ended March 31, 1999 and 2000 and our selected balance sheet data as of March 31, 2000 and 2001 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the year ended March 31, 2003 have been translated into US dollars for your convenience.

         The balance sheet for the Company as of March 31, 1999 was prepared under International Accounting Standards. It is not practicable, without unreasonable effort or expense, to convert the data for that year from International Accounting Standards to US GAAP.

                                                                  Years ended March 31,
                                        ------------------------------------------------------------------------
                                          1999         2000        2001        2002         2003         2003
                                        --------     --------    ---------   --------     --------      --------
                                                           (millions of Rs.) (1)                    (millions of
                                                                                                     US$) (1)
Income Statement Data(6)
Total operating revenue                   67,938       70,377       73,076     65,050       45,341           954
Total cost of revenue                     49,296       50,333       50,172     44,970       30,081           633
                                        --------     --------    ---------   --------     --------
Gross margin                              18,642       20,044       22,904     20,080       15,260           321
Total other operating costs                2,894        4,156        4,752      6,701        6,076           128
                                        --------     --------    ---------   --------     --------
Operating profit                          15,748       15,888       18,152     13,379        9,184           193
Total other income (expense), net           (746)       3,443        7,021      5,751        2,650            56
                                        --------     --------    ---------   --------     --------
Income before income tax                  15,002       19,331       25,173     19,130       11,834           249
Income tax expense                        (6,298)      (6,156)      (9,646)    (5,959)      (4,390)          (92)
Dividend tax                                 (38)         (84)        (105)    (3,634)
                                        --------     --------    ---------   --------
Net income                                 8,666       13,091       15,422      9,537        7,444           157
                                        ========     ========    =========   ========     ========
Earnings per equity share - basic
and diluted(2)&(5)                      Rs.30.41     Rs.45.93    Rs. 54.11   Rs.33.46     Rs.26.12      US$ 0.55
Weighted average number of Equity
Shares outstanding(3)                        285          285          285        285          285           285
Earnings per ADS-  basic and diluted
(where each ADS represents two
equity shares)                          Rs.60.82     Rs.91.86    Rs.108.22   Rs.66.92     Rs.52.24      US$ 1.10
Dividends per share                     Rs. 1.33     Rs. 2.67    Rs.  2.67   Rs.  125     Rs.12.50      US$ 0.26

Other Financial Data(6)
Net cash provided by operating
activities                                 6,679        7,947       23,075      9,485        9,861           207
Net cash provided/(used) by
investing activities(4)                   (6,601)      (3,898)     (41,416)     26,068     (11,697)         (246)
Dividends                                   (380)        (760)        (760)   (35,625)      (3,563)          (75)
Net cash provided/(used) by
financing activities                      (1,916)        (740)        (760)   (29,874)      (5,774)         (121)

                                                                          As at March 31,
                                                     -----------------------------------------------------------
                                                       2000         2001       2002         2003          2003
                                                     --------    ---------   --------     --------      --------
Balance Sheet Data(6)

Total assets                                           83,211    100,425       74,846       73,297         1,542

Short term borrowings                                       -          -        5,751        3,540            74
Trade payables                                         13,535     11,309        5,728        2,422            51
Accrued expenses and other liabilities                  6,365     10,731       10,325       10,590           223
Total liabilities                                      19,900     22,040       21,804       16,552           348

Total shareholders' equity                             63,311     78,385       53,042       56,745         1,194
Total liabilities and shareholders' equity             83,211    100,425       74,846       73,297         1,542

-------------------

Note

(1)      Except per share data.

(2) Calculated on a weighted average basis giving retroactive effect to stock dividends issued during November 2000.

(3)      In millions.

(4) Comprise purchases of property, plant and equipment, investments, including net investments in various satellite consortia and short-term investments in deposits.

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

         With respect to Equity Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Equity Shares to the end of the fiscal year for which such dividends are declared and paid.

         The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

                                                                    DIVIDEND PER SHARE
  FOR THE FISCAL                  ACTUAL DIVIDEND                   BASED ON INCREASE
YEAR ENDED MARCH 31,             PAID PER SHARE(1)                 IN SHARE CAPITAL(3)
--------------------      ----------------------------        ---------------------------
                           INDIAN RUPEES        US$(2)        INDIAN RUPEES        US$(2)
                           -------------        ------        -------------        ------
2003(5)                        8.50              0.18              8.50             0.18
2002(5)                       12.50              0.26             12.50             0.26
2002(4)                       75.00              1.55             75.00             1.55
2001(5)                       50.00              1.04             50.00             1.04
2000(5)                        2.00              0.04              0.67             0.01
2000(4)                        6.00              0.14              2.00             0.04
1999(5)                        8.00              0.18              2.67             0.06

-------------------

(1) Based on the recommendation of the Board of Directors at a Shareholders meeting held on September 2,2003, the Company's shareholders approved a final dividend of Rs.8.50 per share for fiscal year 2003.

(2) The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date. For fiscal year 2003, the figure in the chart is based on the Noon Buying Rate for March 31, 2003. However, the actual dividends paid per share will be based on the Noon Buying Rate as on the date of payment of the dividends.

(3) On September 26, 2000, the shareholders of the Company approved the distribution of bonus shares to shareholders. Consequently, each shareholder received two shares for every share held by such shareholder. Accordingly, the dividend per share information presented here has been computed retroactively to reflect the distribution of bonus shares and the consequent increase in the share capital of the Company.

(4)      Interim Dividend.

(5)      Final Dividend.

         Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

EXCHANGE RATES

         Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company's Equity Shares on the Indian stock exchanges and, as a result, will likely affect the market price of the Company's ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depositary of any cash dividends paid in Indian Rupees on the Company's Equity Shares represented by the ADSs.

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

FISCAL YEAR ENDED MARCH 31,     PERIOD END     AVERAGE      HIGH          LOW
---------------------------     ----------     -------      ----          ---
           2003                    47.53        48.36       49.07        47.53
           2002                    48.83        47.81       48.83        46.88
           2001                    46.85        45.88       46.90        43.70
           2000                    43.65        43.46       43.65        42.84
           1999                    42.50        42.27       42.83        39.75

         The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

MONTH                                     HIGH (RS.)    LOW (RS.)
-----                                     ----------    ---------
March 2003                                  47.85         47.53
April 2003                                  47.46         47.34
May 2003                                    47.35         46.85
June 2003                                   47.15         46.40
July 2003                                   46.49         46.06
August 2003                                 46.18         45.80
September 2003 (through September 23)       45.98         45.72

         CAPITALIZATION AND INDEBTEDNESS

         During the fiscal year 2002-03, an amount of Rs.3,540 million (US $74 million) was borrowed by the Company from banks to meet short-term working capital needs, and was subsequently repaid in April 2003. During the fiscal year 2001-02, an amount of Rs.5,751 million was borrowed to meet short-term working capital needs, and was subsequently repaid in May 2002.

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

         THE IMPLEMENTATION OF THE NEW TELECOMMUNICATIONS POLICY AND OTHER REGULATORY CHANGES WITH RESPECT TO THE TELECOMMUNICATIONS INDUSTRY, INCLUDING THE EARLY TERMINATION OF THE COMPANY'S MONOPOLY IN INTERNATIONAL TELEPHONY SERVICES, MAY CONTINUE TO ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The New Telecommunications Policy 1999 (the "Policy") came into effect on April 1, 1999.

         The Policy sets forth a new policy framework for telecommunications regulations in India. One of the stated goals of the Policy is to foster greater competition in the telecommunications industry and it addresses a broad range of matters, including cellular mobile services, fixed line service, domestic long distance, global mobile personal communications, the Department of Telecommunications restructuring, spectrum management, the role of the Telecom Regulatory Authority of India (the "TRAI") and Internet telephony. The Policy stated, among other things, that the opening up of international telephony service to competition would be reviewed by the year 2004. The Department of Telecommunications retained the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. In September 2000, the Government announced the early termination of the Company's monopoly in international telephony services. Instead of ending on March 31, 2004, the Company's monopoly ended on March 31, 2002. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced the following compensation package, which was approved by the Company's shareholders in an Extraordinary General Meeting on May 2, 2001:

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

         (2) the Company would be granted a Category `A' All India Internet Service Provider ("ISP") license which would enable it to provide Internet access at locations across the country; and

         (3) The Government would also consider additional compensation if found to be necessary based on a detailed review when undertaken.

         Prior to the Extraordinary General Meeting, the Company had represented to the Government that the compensation package should be arrived at through an objective process. The Company had appointed external consultants for this purpose and had submitted their reports to the Government for due consideration.

         On January 18, 2002, the Government directed BSNL and MTNL to route their ILD calls at market rates through the Company as a "Most Favored Customer" for a period of 2 years after the transfer of management control to Panatone Finvest Limited. On January 28, 2002, the Government announced that this routing arrangement was to be in satisfaction of any and all claims that the Company may have had regarding the advancement of ILD de-monopolization by two years.

         In February 2002, the Company was granted a license to provide domestic long distance telephone services and the Government refunded the Company the amount paid towards the entry fee during the fiscal year 2001-02 amounting to Rs.1000 million (US$ 20.48 million), net of taxes. In June 2002, the Government asked the Company to provide the performance bank guarantee, since in the Government's view the exemption that was contained in the compensation package that was approved in the May 2, 2001 Extraordinary General Meeting applied only as long as the Company remained a Public Sector Undertaking ("PSU"). Accordingly, the Company provided the required bank guarantees for Rs.4000 million (US$ 84.16 million) under protest. In May 2002, the Company was granted a license to operate Internet telephony Services, along with a Category "A" All India ISP license to provide Internet access at locations across the country.

         The Company has represented to the Government that the compensation package is inadequate and, as provided for in the compensation package, has requested the Government to consider additional compensation for the early termination of the Company's monopoly in international telephony services. The Company is in ongoing discussions with the Government regarding the appropriate level of compensation. However, there can be no assurance that the Company will receive such compensation, or if the Company does receive compensation, as to the amount, nature or timing of such compensation.

         The Government has asked international long distance operators in India, including the Company, to execute a standard license agreement, which stipulates terms and conditions of the license to operate international long distance services. The Company had requested the Government to agree to certain modifications to the standard license agreement incorporating certain services which the Company is already providing. However, the Government has notified the Company that it will not permit modifications to the standard license agreement. The Company is evaluating whether to re-submit its proposal to the Government. The Company's current license to provide international long distance services is valid until March 31, 2004.

         Since April 1, 2002 when international telephony was opened up to competition, operating licenses have been issued by the Government to at least four operators, including BSNL, Reliance Infocomm, Data Access and Bharti Tele-ventures Limited. BSNL has not yet started ILD operations. The steep rate cuts provided by the other operators have already affected the Company's traffic minutes, revenues and market share adversely. See "Item 5. Operating and Financial Review and Prospects". The telecom industry is also likely to experience rapid changes including acquisitions and mergers, which could result in the consolidation within the industry giving rise to large competitors with significant resources. There can be no assurance that we will be able to compete successfully against our competition and retain our market share.

         The Government legalized the provision of Internet telephony in India with effect from April 1, 2002, for which detailed guidelines were released by the Government on March 21, 2002. Only licensed ISPs are permitted to provide Internet telephony as per these guidelines. The opening up of this sector might adversely affect the telephony revenues of the Company.

         ANY ADVERSE CHANGES TO THE COMPANY'S "MOST FAVORED CUSTOMER" ROUTING ARRANGEMENT WITH BSNL AND MTNL, ANY ADVERSE RENEGOTIATION OF THE COMPANY'S INTERCONNECT ARRANGEMENTS WITH BSNL OR MTNL OR THE COMMENCEMENT OF INTERNATIONAL LONG DISTANCE SERVICE OPERATIONS BY BSNL OR MTNL, COULD PLACE THE COMPANY AT A COMPETITIVE DISADVANTAGE AND COULD ADVERSELY AFFECT THE AMOUNT OF CALL TRAFFIC WE CARRY AND OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         As part of the compensation package relating to the termination of VSNL's international long distance services monopoly, the Government directed BSNL and MTNL to route their international calls at market rates through the Company as a "Most Favored Customer" for a period of two years after the transfer of management control to Panatone Finvest Limited, which occurred on February 13, 2002. This directive of the Government does not create a contractual relationship between the Company and BSNL or MTNL, and therefore the Company would not have a contractual claim directly against them should they cease to route calls through the Company or attempt to renegotiate for rates that are less favorable to the Company. If BSNL and/or MTNL cease to route their international traffic through the Company or seek to renegotiate for rates that are less favorable to the Company, the amount of call traffic carried by the Company and its revenues could be adversely affected.

         The Company derived a significant percentage of its revenues in fiscal 2003 and prior years from BSNL and MTNL pursuant to revenue sharing arrangements between the Company and these access providers. Gross revenues from BSNL and MTNL in fiscal 2003 fell to Rs. 8.7 billion compared to Rs. 16 billion and Rs. 18 billion during fiscal 2002 and 2001, respectively. In November 2002, after protracted negotiations, the Company concluded interconnect agreements with MTNL and BSNL that became effective on April 1, 2002. These agreements were effective until April 30, 2003. New agreements based on the Government's new tariff structure and the Interconnect Usage Charge ("IUC") regime have since been concluded with BSNL and MTNL, and became effective on May 1, 2003. Any adverse renegotiation of these agreements, including as a result of potential revisions by the TRAI to the IUC, could have an adverse impact on the Company's results of operation and financial condition. See "Item 4. Information on the Company--Traffic and Revenue Sharing Arrangements."

         Furthermore, BSNL has been granted an operating license for international telephony services by the Government and it is possible that MTNL may also be granted an ILD operating license. BSNL and/or MTNL are likely to start offering international telephony services in the near future. If BSNL and/or MTNL start offering international telephony services at competitive rates, as the largest basic line operators in India, their access to end customers could give them a competitive advantage over the Company, which could adversely affect the Company's international telephony revenues. Moreover, BSNL's emergence as a strong cellular operator will enable it, in the absence of regulation, to cross-subsidize its other telephony activities, including any ILD telephony services. This could enable BSNL to significantly erode the Company's market share in ILD services.

         THE GOVERNMENT'S NEW TARIFF REGIME AND COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The TRAI has authority, among other things, to set the limits on tariffs charged by telecommunications service providers in India, including the Company. Effective May 1999, the TRAI implemented the Telecommunications Tariff Order 1999, which was intended to take account of a shift to a more competitive environment through cost-based, transparent tariffs. The Tariff Order envisaged reductions of up to 50 percent in peak international call tariffs, phased over time. In response to these changes, the Department of Telecommunications has been periodically reducing peak international long distance tariffs from Rs. 60 per minute in 1999-2000 to Rs. 48 per minute in 2000-01 and 2001-02 to Rs. 40.80 per minute in 2002-03. In addition, the Tariff Order sets maximum tariffs for other services provided by the Company, including Internet services and leased lines. On January 24, 2003, the TRAI issued a further amendment to the Tariff Order. The amendment states that for the time being TRAI has decided not to fix the charges for specific telecommunications services and that such charges may be decided upon by service providers. This could result in significant further lowering of tariffs, which could affect the Company's revenues adversely.

         In May 2003, the TRAI implemented the new IUC regulation, which prescribes the manner in which the revenue collected from the end customer or from another carrier is shared among the originating carrier, the terminating carrier and with other national and international long distance service providers. Under the new IUC, the retentions of the Company are likely to be adversely affected. The extent to which such retentions may be affected depends on factors such as the distance the call is carried and the nature of the terminating operator (i.e. fixed or mobile), which are difficult to predict in advance. The TRAI has since commenced an exercise for review of the IUC which is not yet complete. Changes in the IUC could have a material adverse effect on the Company's results of operations and financial condition.

         DELAYS IN THE IMPLEMENTATION OF THE NEW CARRIER ACCESS CODE REGIME COULD ADVERSELY AFFECT US.

         The Government's new Carrier Access Code ("CAC") regime offers end customers the right to choose their national long distance or international long distance carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to most of the Company's end customers and, because of the Company's "Most Favored Customer" arrangement with BSNL and MTNL, use the Company as their preferred ILD carrier. However, the Company's "Most Favored Customer" status expires in February 2004, and the Company believes that the CAC is necessary to be able to approach end customers directly and market its services to them. There can be no assurances, however, that the CAC will be implemented in the near future or that even if the CAC is implemented, end customers will choose the Company as their preferred ILD carrier.

         DELAYS IN REACHING AGREEMENT WITH MAJOR INTERNATIONAL CARRIERS REGARDING RATES COULD CAUSE A SIGNIFICANT INCREASE IN OUR WORKING CAPITAL NEEDS WHICH IN TURN COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         A substantial portion of the Company's revenue consists of amounts received from foreign telecommunications administrations and carriers for connection to the Indian telecommunications network. As with most developing countries, the volume of incoming calls to India exceeds the volume of outgoing calls from India by a significant margin, resulting in larger net settlement payments being made to the Company from most foreign administrations and carriers. The amounts due to the Company are subject to periodic renegotiation.

         In recent years, international organizations such as the International Telecommunications Union and the Organization for Economic Cooperation and Development have expressed the need for revision of the international accounting rate system. Certain foreign telecommunications administrations and carriers have sought to reduce the accounting rates through bilateral negotiations with the Company. In August 1997, the United States Federal Communications Commission (the "FCC") issued an order (the "Order") establishing FCC Benchmarks that US carriers must comply with in establishing settlement rates for international calls with non-US telecommunications administrations and carriers. The Order requires, effective as of January 1, 1998, the accounting rate between US carriers and the Company to be reduced substantially over a four year transition period. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement--Payments to and from Foreign Administrations or Carriers." The authority of the FCC to issue the Order and the Order itself have been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers, and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. The FCC, acting pursuant to the Order, has forced US carriers to agree to the benchmark rates, which are lower than the rates previously in effect between the Company and some of its correspondent US carriers. Currently the settlement rates are negotiated from time to time and the prevailing settlement rates with respect to the US carriers are well below the benchmark rates.

         Any further lowering of benchmark rates by the FCC and/or delays in reaching final agreement with US carriers or other major carriers regarding rates could cause a significant decrease in the Company's working capital needs and ability to recognize revenues which in turn could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that such delays will not occur in the future. Any such reduction in the accounting settlement rates in effect between the Company and US or other foreign administrations or carriers may reduce the amount of net settlement payments received by the Company. The Company believes that such rate reductions from international carriers will result in pressure on the revenues retained by the Company in respect of incoming traffic. Similarly, any lowering of rates payable by Indian access providers in respect of outgoing calls will have a similar impact on the revenues retained by the Company.

         THE COMPANY CURRENTLY OPERATES ITS INTERNATIONAL LONG DISTANCE BUSINESS UNDER A LICENSE AGREEMENT THAT WILL EXPIRE ON MARCH 31, 2004 AND HAS NOT EXECUTED THE NEW STANDARD LICENSE AGREEMENT REQUIRED BY THE GOVERNMENT AND THUS MAY BE SUBJECT TO PUNITIVE ACTION BY THE DEPARTMENT OF TELECOMMUNICATIONS.

         Following the early termination of the Company's international telephony services monopoly in March 2002, the Government asked the Company to execute a standard license agreement stipulating the terms and conditions of the Company's license to operate international long distance services. The Company had requested the Government to agree to modifications to the standard license agreement. The modifications proposed by the Company incorporated certain additional services which the Company is already providing to customers and proposed changes to the procedure for calculating license fees. However, the Government has notified the Company that it will not permit modifications to the standard license agreement. The Company is evaluating whether to re-submit its proposal to the Government. In the meantime, the Company continues to offer international long distance services under its existing license agreement that will expire on March 31, 2004 rather than the standard license agreement. There can be no assurance that the Government or the Department of Telecommunications will not seek to take punitive action against the Company for offering international long distance services without having executed the standard license agreement.

         MANY TELECOMMUNICATIONS CARRIERS THAT THE COMPANY DOES BUSINESS WITH HAVE SUFFERED DECREASING MARGINS AND FINANCIAL DISTRESS, WHICH MAY NEGATIVELY IMPACT THE COMPANY'S BUSINESS.

         As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers, especially those located in the United States and Europe, have recently suffered reduced profit margins as well as significant financial pressures. Some companies, including some of those with whom the Company does business, have filed for protection from creditors under applicable bankruptcy and insolvency laws, including the US Bankruptcy Code. The Company has a significant amount of exposure to carriers in the United States, with around 24 percent of its revenues generated through US based carriers.

         On July 21, 2002, WorldCom (now renamed MCI) announced that it and substantially all of its US subsidiaries had filed voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code. MCI and its subsidiaries are currently in reorganization but continue to operate their businesses and manage their properties as debtors in possession pursuant to the Bankruptcy Code. MCI is one of the Company's major carrier partners and for the year ended March 31, 2003, gross revenues from MCI represented 12.5 % of the Company's total operating revenues. As at March 31, 2003, balances due from MCI amounted to Rs.
712.40 million (US$ 14.99 million). Of this amount, the Company has recovered Rs. 500.80 million (US$ 10.50 million) during the period commencing from April 1, 2003 through August 22, 2003. Startec is another US carrier that has filed for bankruptcy protection. The Company has recovered payments due to it from Startec in an amount of US$ 1.5 million by invoking a bank guarantee, although this has been challenged by Startec in the bankruptcy proceedings.

         While the Company remains optimistic that MCI and other carriers that are in financial distress will continue to operate and be able to pay amounts due to the Company, there can be no assurance that all the Company's receivables can be collected or that the Company will not be adversely affected by the financial difficulties of MCI or such other carriers.

         WE ARE SUBJECT TO EXTENSIVE REGULATION AND SUPERVISION BY THE GOVERNMENT, WHICH COULD ADVERSELY AFFECT THE OPERATION OF OUR BUSINESS OR PREVENT US FROM ENTERING INTO TRANSACTIONS THAT ARE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

         The Company and its business are subject to extensive regulation and supervision by the Government of India and its departments, including the DoT and the TRAI. As noted above, the TRAI sets limits for the tariffs for telecommunication services. The Company's licenses provide that disputes relating to the terms of the Company's licenses are required to be submitted for compulsory and binding arbitration before the Government's Director General of Telecommunications. Under the terms of the new standard license agreement proposed by the Government and under the provisions of TRAI Act 1997, any dispute between the Company and the Government is required to be adjudicated by the Telecom Disputes Settlement and Appellate Tribunal (the "TDSAT"). The TDSAT was set up by an amendment in January 2000 to the TRAI Act 1997 and vested with the jurisdiction to adjudicate telecom disputes and to entertain appeals from any order of the TRAI.

         The TRAI has primary responsibility for, among other things, facilitating competition and promoting efficiency, protecting the interests of consumers, regulating revenue sharing among service providers and ensuring compliance with license conditions and to set the rates at which domestic and international telecommunication services are provided in India. The TRAI also has the power to (1) call upon service providers to furnish information relating to their operations, (2) appoint persons to make official inquiries, (3) inspect the books of service providers and (4) issue directives to service providers to ensure their proper functioning. Failure to follow the TRAI directives may lead to the imposition of fines and/or other punitive actions.

         THE GOVERNMENT CONTROLS OUR LICENSES TO PROVIDE INTERNATIONAL TELEPHONY SERVICES AND ANY MATERIAL MODIFICATIONS OF THE TERMS AND CONDITIONS OF THE LICENSES COULD DISRUPT OUR BUSINESS AND HAVE A MATERIAL ADVERSE EFFECT ON OUR PROSPECTS.

         The Company operates substantially all of the ILD services it provides, including basic international telephony services to and from India, pursuant to a license from the DOT that is valid until March 31, 2004. The Government has proposed a new standard license agreement applicable to all ILD providers that it has asked the Company to execute. In addition, the Company has also been granted an NLD license and a Category "A" All India ISP license, including Internet telephony, subject to the restrictions contained in the license. The DoT retains the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, or non-issue of a fresh license beyond March 31, 2004, could have a material adverse effect on the Company's business and prospects. See "Item 4. Information on the Company - Government Regulations."

         WE DO NOT CONTROL THE DOMESTIC TELEPHONE NETWORK ON WHICH ALL CALLS CARRIED BY US EITHER ORIGINATE OR TERMINATE NOR DO WE CONTROL THE RATES CHARGED TO END USERS OF SUCH SERVICES. CONSEQUENTLY, WE CANNOT ENSURE THE QUALITY OF, OR RATES FOR, THE DOMESTIC TELEPHONE NETWORK USED BY OUR CUSTOMERS.

         The Company's principal business is in providing international telephone services to and from India. All calls carried by the Company either originate or terminate on India's domestic telephone network, which the Company does not own or control. Demand for the Company's international services will depend, to a very significant degree, on the development and maintenance of India's domestic telephone network. Demand for the Company's services also will depend on the rates charged to end users of such services, which rates are not controlled by the Company. Moreover, other competitors such as BSNL and MTNL which, unlike the Company, have direct customer access, could erode the Company's share of telephony traffic. See "Item 4. Information on the Company - Industry Overview" and "- Government Regulation."

         THE COMPANY IS CONTROLLED BY THE TATA GROUP AND THE GOVERNMENT.

         Panatone Finvest Limited, a wholly owned subsidiary of companies affiliated with the Tata Group, owned approximately 46.60 percent, and the Government of India owned approximately 26.12 percent, of our total outstanding equity. Panatone Finvest Limited acquired a 25 percent stake from the Government in February 2002 as a result of the Government's decision to privatize the Company. Panatone Finvest Limited subsequently acquired an additional 20 percent of the Company's Shares through an open offer to other shareholders and during the past twelve months certain other Tata Group entities have made open market purchases of 1.60 percent of the Company's shares.

         Panatone Finvest Limited and the Government are also parties to a Shareholders' Agreement dated February 13, 2002 (the "Shareholders' Agreement") pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of September 1, 2003, the board of directors consisted of 12 members, six of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government. There were four directors appointed as independent directors on the board as per the provisions of the Shareholders' Agreement. As a result of their equity holdings and the Shareholders' Agreement, Panatone Finvest Limited and the Government control the Company, and have the power to elect all the directors and control all matters submitted to shareholders. The interests of Panatone Finvest Limited and the Government could differ from the interests of other shareholders of the Company.

         THE COMPANY MAY FACE POTENTIAL CONFLICTS OF INTEREST RELATING TO ITS PRINCIPAL SHAREHOLDER, THE TATA GROUP.

         The Tata Group companies which own Panatone Finvest Limited exert significant control over the Company. The Tata Group has diverse business activities and interests, and some of its affiliates could engage in activities, or seek opportunities, that are or could be in competition with the activities or interests of the Company. The Tata Group has interests in other companies in the telecommunications sector. While the Tata Group companies and Panatone Finvest Limited have agreed in a Shareholders' Agreement to act in the best interests of the Company in the event that they become engaged in activities in competition with the Company, any conflicts of interest between these Tata Group companies and/or Panatone Finvest Limited and the Company could adversely affect the Company's business.

         A disagreement between the Tata Group and the Government concerning activities of the Company could result in a deadlock, which could adversely affect the Company's business.

         Panatone Finvest Limited and the Government are parties to the Shareholders' Agreement, pursuant to which, among other things, they have agreed on the composition of the Company's board of directors, which comprise a certain number of persons nominated by each of them as well as a certain number of independent directors. Panatone Finvest Limited and the Government have also agreed that the Company shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include any change in the Memorandum of Association and Articles of Association, the granting of any security or incurring of indebtedness in excess of the net worth of the Company, winding-up the Company, the making of loans in excess of Rs.500 million other than in the ordinary course of business, the sale or lease of any fixed assets acquired prior to privatization - and the entering into of an amalgamation, merger, or consolidation. Panatone Finvest Limited and the Government have also agreed not to transfer their Shares in the Company without giving the other certain rights of first refusal and tag along rights.

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

         THE TRANSITION OF THE COMPANY CONSEQUENT TO PRIVATIZATION COULD RESULT IN DIFFICULTIES.

         The Company's transition from a Government-owned entity to a company that is primarily owned by private sector entities entails changes in management and may also mean changes in operating procedures, strategy and culture. In addition, the Company could be adversely affected by labor issues and compliance issues arising from the privatization process and obligations assumed by Panatone Finvest Limited. Under the terms of the Shareholders' Agreement between Panatone Finvest Limited and the

Government, the parties have agreed, among other things, that Panatone Finvest Limited will not cause the Company to retrench employees for two years or to make certain other changes in employee benefit matters. The Company cannot assure that it will not encounter difficulties in the transition to becoming a private sector company.

         THE COMPANY HAS INITIATED A REVIEW OF THE USEFUL LIVES AND THE CONSEQUENT CARRYING VALUES OF CERTAIN LONG-LIVED ASSETS WHICH COULD RESULT IN A REDUCTION IN THE CARRYING VALUE OF SUCH ASSETS.

         The Company has initiated a review of the estimated useful lives and the consequent carrying values of certain long-lived assets. As and when such review is completed, it could result in a downward revision in the useful lives and the consequent carrying values of the assets. The Company is presently unable to quantify the effect, if any, that such review when completed would have on its financial condition and results of operations. This could impact the trading price of the Shares and the ADSs.

         THE DEMERGER OF SURPLUS LAND HELD BY THE COMPANY MAY NOT BE COMPLETED ON SATISFACTORY TERMS.

         Under the terms of the Shareholders' Agreement signed at the time of privatization of the Company, Panatone Finvest Limited agreed that the Company would demerge certain lands that the Company owns in Pune, Kolkata, New Delhi and Chennai into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land with a view to completing a transaction that is beneficial from a tax and stamp duty perspective. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company.

         The Company cannot predict if and when the demerger will take place or the expenditure that the Company might have to incur for the security, upkeep and maintenance of the surplus land. The Company may have to bear significant costs, including taxes and duties, relating to the demerger, and the Company cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on the Company's financial condition. See "Item 4. Property, Plants and Equipment."

         THE COMPANY MAY BE REQUIRED TO PAY ROYALTIES, LEVIES AND OTHER FEES WHICH AROSE IN PRIOR PERIODS.

         As a PSU, the Company has not had to pay the Government certain royalties, levies and other fees which arose in prior periods. The Company has made payments for certain other royalties and fees already. However, there can be no assurance that the Company will not be required to make additional payments in the future, particularly since the Company is no longer majority-controlled by the Government and is no longer a PSU.

         THE INDIAN TAX AUTHORITIES CLAIM THAT WE OWE CERTAIN TAX PAYMENTS. WE HAVE NOT MADE PROVISION IN OUR FINANCIAL STATEMENTS FOR SUCH CLAIMS AND IN THE EVENT THAT THE TAX AUTHORITIES PREVAIL ON THEIR CLAIMS THERE COULD BE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIALS AND OPERATIONS.

         The Indian tax authorities have taken the position that the Company is not entitled to tax deductions that it took in the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2,551 million, Rs.2,236 million, Rs.2,693 million, Rs.2,977 million and Rs.2,086 million in respect of the taxes due (including interest but excluding penalties and measured as of March 31, 2003) in connection with the license fees for the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively. The Income Tax Commissioner of Appeals (Mumbai) has ruled that the Company is entitled to take the license fee deduction for the fiscal years ended March 31, 1996, 1997 and 1998. The Income Tax Department has not appealed against this decision, and the time limit for appeal has expired. The Income Tax Appellate Tribunal has ruled that the Company may take the license fee deduction for the fiscal year ended March 31, 1995. The Income Tax Department has appealed to the High Court against this decision. If the Company loses this appeal, there is a risk that the Income Tax Department may seek to claim the 1996, 1997 and 1998 amounts as well. The Income Tax Department's order disallowing the deduction for the fiscal year ended March 31, 1994 is still on appeal before the Income Tax Commissioner of Appeals, Mumbai. If the Company is finally unsuccessful in all of the foregoing disputes and is required to pay the amounts claimed for each of the years in dispute, its aggregate liability for fiscal years 1994 to 1998 will be approximately Rs.12,543 million (US$ 263.90 million), including interest but excluding penalties, measured as of March 31, 2003.

         The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 with respect to certain of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. They claim that the Company owes approximately Rs.179 million, Rs.491 million, Rs.856 million, Rs.2,183 million and Rs.2,831 million in connection with taxes due (including interest but excluding penalties and measured as of March 31, 2003) on such profits for the years ended March 31, 1996, 1997, 1998, 1999 and 2000, respectively. The Company disputed these assessment orders and appealed to the Income Tax Commissioner of Appeals (Mumbai). For the fiscal years ended March 31, 1996, 1997, 1998, the Commissioner decided against the Company's claims. The Company has gone on further appeal for these three years to the Income Tax Appellate Tribunal. The dispute regarding the fiscal years ended March 31, 1999 and 2000 is still pending before the Income Tax Commissioner of Appeals (Mumbai). If the Company is finally unsuccessful in all of these disputes, its aggregate liability will be approximately Rs.6,540 million (US$ 137.60 million) including interest but excluding penalties, measured as of March 31, 2003.

         Furthermore, the Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during the fiscal year ended March 31, 1994. The tax authorities claim that the Company owes approximately Rs.2,853 million in respect of taxes due (including interest but excluding penalties) in connection with such reimbursements. The Company has already paid the entire amount with respect to this claim, but has appealed to the Income Tax Commissioner of Appeals (Mumbai).

         For the fiscal year ended March 31, 2000, the tax authorities have disallowed the company's write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc. (which filed for bankruptcy protection in the US in 2000), amounting to Rs.5,128 million. The tax demanded in this regard amounts to Rs.1,974 million, which has already been paid by the Company. However, the Company has appealed to the Income Tax Commissioner of Appeals (Mumbai) regarding this claim, and the matter is now pending.

         WE MIGHT MAKE SUBSTANTIAL CAPITAL INVESTMENTS IN NEW TELECOMMUNICATIONS PROJECTS, INCLUDING IN CONNECTION WITH TECHNOLOGY UPGRADES AND GEOGRAPHIC EXPANSION, WHICH MAY BE SUBJECT TO EXECUTION RISK AND, IF NOT OFFSET BY ADDITIONAL REVENUE, MIGHT ADVERSELY AFFECT OUR OPERATING RESULTS.

         The Company might make substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion, which require significant capital expenditures. See "Item 5. Operating and Financial Review and Prospects--Capital Expenditures." Such projects entail engineering, construction, obsolescence and other normal commercial risks, and there can be no assurance that the projects currently contemplated by the Company will not encounter cost overruns or project delays or will be completed or will operate as planned. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all. In addition, the Company's procedures for preparing budgets and appraising and monitoring capital expenditure projects are less precise than those used by comparable private sector companies The Company has introduced the concept of preparation of Annual Operating Plans which outline the operating budgets as well as capital expenditure budgets for the year. Most of the specific projects contemplated by the Company remain subject to further review and approval by the Board of Directors of the Company. Some of such projects may not be possible without further liberalization of or other changes to the regulatory regime. There can be no assurance that such regulatory changes will be made or that such projects will be implemented as currently planned. Telecommunications technology evolves rapidly and there can be no assurance that any investments in new technology will have a positive impact on our financial results. We have recently established subsidiaries in the US and Sri Lanka with a view to providing telecommunications services involving these countries. However, there can be no assurance that these ventures, or any future expansion in other geographic regions, will not have an adverse impact on our financial results. Furthermore, there can be no assurance that currently contemplated capital expenditures will be incurred as described herein or that if the projects are completed the capital investments made in such projects will be offset by additional revenue.

         THE COMPANY MAY ENGAGE IN ACQUISITIONS, STRATEGIC INVESTMENTS, PARTNERSHIPS, ALLIANCES OR OTHER VENTURES THAT MAY NOT BE SUCCESSFUL.

         The Company may engage in acquisitions, strategic investments, partnerships, alliances or other ventures in order to expand its business. However, there can be no assurances that such transactions will contribute additional revenues to the Company. Furthermore, such transactions might cause us to incur additional debt or assume contingent liabilities.

         ANY SERIOUS DAMAGE TO THE UNDERSEA TELECOMMUNICATIONS CABLE SYSTEMS UTILIZED BY THE COMPANY MIGHT ADVERSELY AFFECT THE COMPANY'S TRAFFIC AND THEREBY THE COMPANY'S REVENUES.

         A major part of the Company's international traffic is routed through undersea cable systems landing in India as well as cable systems between different countries. These cables are prone to damage which are normally not serious in nature and during such interruptions the traffic is routed through the other remaining cable systems and satellites. However, serious damage to major cables landing in India could seriously disrupt traffic, leading to losses in revenue.

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

         The Company was established in 1986 by a transfer of all of the assets and employees of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India, to the Company, and the Company remained a PSU until government divestment in early 2002. Consequently, the financial and management accounting and reporting systems of the Company are not as developed as those of certain comparable companies outside India. The Company believes that weaknesses in its financial, management accounting and reporting systems continue. It may experience difficulties in generating timely and accurate information to manage and control its business efficiently. There can be no assurance that the Company will be able to fully remedy the deficiencies in its current systems and procedures. See "Item 5. Operating and Financial Review and Prospects--Financial and Management Accounting and Reporting Systems."

         THE COMPANY'S BUSINESS MAY BE ADVERSELY AFFECTED BY ANY FURTHER SLOWDOWN IN ECONOMIC GROWTH IN INDIA OR THE UNITED STATES.

         According to the Reserve Bank of India, the Gross Domestic Product growth of India declined from 5.6 percent for the year 2001-02 to 4.4 percent for the year 2002-03. According to the Reserve Bank of India's annual report for 2000-01, India experienced an estimated real Gross Domestic Product growth of
5.2 percent during the year ended March 31, 2001, compared with 6.4 percent growth during the year ended March 31, 2000. The growth of telecommunications traffic is related to general economic growth and a further slowdown in the Indian economy could result in slower growth rates in telecommunications traffic in India.

         A major part of the Company's revenues are derived from calls originating in the United States. During the year ended March 2003, approximately 36.92 percent of the Company's traffic was between India and the United States. The United States is in the midst of an economic slowdown, and if the slowdown continues, it may result in the reduction or postponement of spending in the IT sector. The IT sector is a major contributor to the telephony and leased channel revenues to the Company and therefore the Company's revenues might be adversely affected.

         A SUBSTANTIAL PORTION OF THE COMPANY'S ASSETS AND OPERATIONS ARE LOCATED IN INDIA AND THE OUTSTANDING SHARES ARE LISTED ON THE INDIAN STOCK EXCHANGES. ACCORDINGLY, THE COMPANY'S PERFORMANCE, THE MARKET PRICE AND LIQUIDITY OF THE SHARES AND OF THE ADSS MAY BE AFFECTED BY CHANGES IN EXCHANGE RATES AND CONTROLS, INTEREST RATES, GOVERNMENT POLICY AND TAXATION AND OTHER POLITICAL, ECONOMIC OR SOCIAL DEVELOPMENTS IN OR AFFECTING INDIA.

         Since achieving independence in 1947, India has had a mixed economy with a large public sector and extensive regulation of the private sector. Indian central and state governments have in the past imposed controls on prices of a broad range of goods and services, restricted the ability of private sector enterprises to expand capacity, increase production, reduce employment or enter new businesses and imposed controls on the allocation of raw materials and foreign exchange. Since 1991, the Government has significantly relaxed restrictions on the private sector and introduced policies to liberalize the economy. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including the Company.

         India held elections for a new Government in October 1999 and the Government changed for the fifth time since 1996. No party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections. The present Government is made up of a multiparty coalition led by the Bharatiya Janata Party ("BJP") with Mr. A. B. Vajpayee as Prime Minister. There can be no assurance that the BJP-led government, which is presently supported by political parties from outside the Government, will continue to receive such support. The next general elections are due to be held in 2004. Political instability could delay the reforms of the Indian economy and could have a material adverse affect on the market for securities of Indian companies, including our shares and ADSs.

         The budget and the fiscal policies for the fiscal year ending March 31, 2004 presented by the Government proposed the continuation of policies designed to promote economic deregulation and liberalization. Although we believe that economic liberalization will continue in the future, there is no assurance that this will be so.

         In May 1998 India tested five nuclear devices at Pokhran in the State of Rajasthan. In response to the nuclear tests, certain countries, including the United States, announced economic sanctions against India. The United States economic sanctions, among other things, prohibited US banks from extending any loan or providing any credit to the Government, other than for the purchase of food or humanitarian aid, and further prohibited the export from the United States to India (directly or indirectly) of specified goods and technology which are subject to the export licensing requirements of the US Commerce Department. These sanctions have since been substantially lifted. No assurance can be given, however, that these sanctions would not be reactivated or that additional economic sanctions of this nature will not be imposed by the United States or any other country, or that such sanctions if reimposed, would not have a material adverse effect on the Company's business or the price of the Shares and the ADSs. Although the Company is not listed as a company to which the sanctions would apply, export prohibitions and controls may have an adverse effect on the ability of the Company to import (directly or indirectly) certain types of computer equipment and software from the United States.

         TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR INVOLVING INDIA, THE UNITED STATES AND OTHER COUNTRIES COULD ADVERSELY AFFECT THE FINANCIAL MARKETS AND THE COMPANY'S BUSINESS.

         Terrorist attacks, such as the ones that occurred in New York and Washington, D.C. on September 11, 2001, New Delhi on December 13, 2001 and Mumbai on August 25, 2003 and other acts of violence or war may negatively affect the Indian markets where the Company's equity shares trade and also adversely affect the world-wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company's business. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

         Also as a result of such events, India, the United States or certain other countries may enter into armed conflict with other countries. For example, in October 2001, the United States and certain other countries commenced military operations against various targets located in Afghanistan and in March 2003, the United States and its allies commenced military operations against the ruling military regime in Iraq. After the December 13, 2001 attack in New Delhi and a terrorist attack on May 14, 2002 in Jammu, India, diplomatic relations between India and Pakistan became strained. This could be repeated in the aftermath of the August 25, 2003 bomb blasts in Mumbai. As a result of these events, the risk of intensified military hostilities between India and Pakistan cannot be ruled out. Military movements continue along both the Line of Control in Kashmir and the border between India and Pakistan, with artillery firing along the Line of Control. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. The consequences of any potential armed conflicts are unpredictable. In addition, India has from time to time experienced unrest relating to religious and political differences within India's population, such as the riots in Gujarat in early 2002.

         Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international or Indian financial markets or economic conditions or on Indian Government policy, thereby disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investment in Indian companies involve a higher degree of risk and could have an adverse impact on the Company's business, or the market price for the Company's Shares and the ADSs.

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

         THERE MAY BE LESS COMPANY INFORMATION AVAILABLE IN INDIAN SECURITIES MARKETS THAN SECURITIES MARKETS IN DEVELOPED COUNTRIES.

         There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that in markets in the United States and other developed economies.

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

         Fluctuations in the exchange rate between the Rupee, the SDR (or "Special Drawing Rights", which are based on a basket of key international currencies and are frequently used in foreign currency payment settlements) and other currencies also affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations and therefore the revenue and operating costs of the Company. The Company may as a result be exposed to the risk of fluctuations in the exchange rate between the Rupee and foreign currencies, which has effectively increased the cost in Rupee terms of foreign exchange payments required to be made by the Company, including payments to foreign telecommunications administrations and payments for imported equipment and technology. The Company has started hedging against exchange rate risk; however, there can be no guarantee that the Company will be able to avoid the adverse affects of exchange rate fluctuations.

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

         TRADES OF OUR EQUITY SHARES MAY ADVERSELY AFFECT THE PRICES OF OUR EQUITY SHARES AND ADSs.

         Actual or perceived sale of substantial amounts of our equity shares could adversely affect the prevailing market price of our equity shares or the ADSs. The Company may issue new shares or major shareholders may decide to divest their share in the Company. We can make no prediction as to the timing of any such issue or sales or the effect (if any) that future sales of our equity shares will have on the market price prevailing from time to time.

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

         THERE IS A LIMITED MARKET FOR THE ADSs.

         Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million at March 31, 2002 to approximately 30 million at March 2003, or from 21 percent of outstanding equity to 11 percent, respectively. This may affect the liquidity of the market for the Company's ADSs and the price at which they trade.

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

         Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market have been permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government and also registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Company's Equity Shares to trade at a discount or premium to its ADSs. See "Item 10. Additional Information--Exchange Controls and Other Limitations Affecting Security Holders."

ITEM 4.  INFORMATION ON THE COMPANY

         BUSINESS OVERVIEW

         The Company is the leading provider of public international telecommunication services in India, directly and indirectly linking the Indian domestic telecommunications network to approximately 237 territories worldwide. The Company provides international telephone, telex and telegraph services. As of March 31, 2003, the Company operated fourteen international switching and transmission facilities at ten locations ("gateways") in Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar, Kanpur, Bangalore and Hyderabad, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links.

         The Company derives the bulk of its revenue from payments by foreign telecommunications administrations/ private carriers for the delivery of international calls to India and payments by BSNL, MTNL and other access providers in India for the delivery of international calls abroad. The Company shares with BSNL, MTNL and other access providers in India the revenue received by the Company from foreign telecommunications administrations and carriers on incoming international calls terminating in India. The Company also shares revenue received by BSNL, MTNL and other access providers in India from Indian domestic subscribers on outgoing international calls initiated on such network. The sharing of such revenue is pursuant to the terms of interconnect agreements with the relevant access providers. See "--Traffic Revenue and Revenue Sharing Arrangement".

         The total number of effective telephone circuits operated by the Company increased from 15,431 at March 31, 1998 to 25,758 circuits at March 31, 2003. In addition, the Company has made significant enhancements to the efficiency of its transmission and switching capabilities, particularly through investment in digital equipment.

         The Company believes that there remains significant unsatisfied demand for telecommunication services in India. As per a report of DoT, as of July 2003 the penetration of telephone lines in India was approximately 5.71 lines per 100 inhabitants. This penetration is significantly below that in the Organization for Economic Cooperation and Development ("OECD") member countries and many other developing countries. The Company expects that continued expansion of the domestic network, movement towards cost-based tariffs and private sector participation in local fixed line and mobile telecommunications will significantly increase the level of telephone line penetration and quality of service in India in the future, resulting in growth in demand for its international telecommunication services.

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

         Demand for the Company's specialized and value-added services, particularly international leased lines and Internet access, has grown significantly in the past few years. The total leased lines (64 KBPS equivalent) capacity has grown from 913 as of March 31, 1998, to 31,598 as of March 31, 2003. The Company's subscriber base for Internet access has increased from 90,042 (including BSNL subscribers) as of March 31, 1998 to 701,259 (excluding BSNL subscribers) as of March 31, 2003. According to a TRAI report, the Company still continues to be the leader within the country in terms of subscribers and has approximately 19 percent of the entire market. The Company believes that this growth is consistent with increasing demand for data services worldwide and in India. The Company expects continued growth in its specialized and value-added services so as to build and maintain a base of direct retail customers.

         Seasonality does not materially affect the Company's business.

         HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company, Videsh Sanchar Nigam Limited, was incorporated as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on March 19, 1986 and was, at that time, wholly-owned by the Government. On April 1, 1986, the Company assumed control and management of all of the assets and employees of the Overseas Communications Service, a department of the Ministry of Communications of the Government. In 1992 and 1999, as part of its general policy of gradually reducing its holdings in public sector enterprises, the Government divested a portion of the equity of the Company to certain funds, banks and financial institutions controlled by the Government and the general public. In 1997 and 1999, the Government also sold some of its equity holdings in the Company through the issuance of global depositary receipts.

         On February 1, 2001, the Government of India announced its intention to sell shares equivalent to 25 percent of the outstanding equity of the Company to a strategic partner through the competitive bidding route. Following a bidding process, the Government of India made an announcement on February 5, 2002 that Panatone Finvest Limited was selected. as the strategic partner for the sale of 71,250,000 fully paid-up Equity Shares representing 25 percent of the voting capital of the Company at a price of Rs.202 per share. The aggregate purchase price was Rs.14,392.50 million in cash. A share purchase agreement (the "Share Purchase Agreement ") giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. The shareholders in Panatone Finvest Limited - Tata Sons, Tata Power, Tata Steel and Tata Industries - are also signatories to the Share Purchase Agreement though they did not directly purchase any of the Government of India's holding in the Company. The Company is also a party to the Share Purchase Agreement. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Subsequently, Panatone Finvest Limited purchased an additional 20 percent on June 8, 2002, increasing its stake to 45 percent.

         A shareholders' agreement (the "Shareholders' Agreement") was entered into between the Government of India and Panatone Finvest Limited and its shareholders on February 13, 2002. Among other things, the Shareholders' Agreement provides for the nomination of directors by the Government and by Panatone Finvest Limited, places limitations upon the restructuring or retrenchment of employees, specifies certain actions upon which both the Government and Panatone Finvest Limited must agree before such actions can take place, places restrictions upon the transfer of shares, grants tag along rights and rights of first refusal to the Government and Panatone Finvest Limited, and obligates Panatone Finvest Limited and its affiliates to act in the best interests of the Company in the event that Panatone Finvest Limited or its affiliates engages in any activity in competition with the Company.

         The Government also simultaneously divested approximately 1.85 percent of the Shares of the Company to its employees, out of a total offer of approximately 1.97 percent. As a result of the sale to Panatone Finvest Limited and this divestment to employees, the Government now owns approximately 26.12 percent of the Company's Equity Shares.

         The Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002, pursuant to a notice of early termination by the Government. In September 2000, the Government had announced the early termination of the Company's monopoly in international telephony services, ending the Company's monopoly on March 31, 2002 instead of on March 31, 2004, as originally intended. With effect from April 2002, the Government has licensed new operators to provide international telephone services, who now compete against the Company. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package which included a license to offer domestic long distance services, a Category `A' all India ISP license. The Government also announced that if necessary, additional compensation could be available to the Company based on the Government's review. See "Item 3. Key Information -- Risk Factors --The implementation of the New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry, including the early termination of the Company's monopoly in international telephony services, may continue to adversely affect our results of operations and financial condition."

         During fiscal year 2003, the Company acquired a company called VSNL Seamless Services Limited ("VSSL"), incorporated in India, for cash consideration of Rs.1,000. VSSL became a wholly-owned subsidiary of the Company. Subsequent to the acquisition, the Company subscribed for 50,000 equity shares of Rs.10 each issued by VSSL. The intended principal activity of VSSL was the provision of value added services. Subsequent to the fiscal year end, the Board of Directors of the Company proposed liquidation of VSSL. VSSL did not commence operations during fiscal year 2003.

         The Company's Internet website address is http://www.vsnl.com. The information on the Company's website is not incorporated into this document. The Company's registered office is located at Mahatma Gandhi Road, Mumbai 400 001 India (+91-22-5657 8765). The Company's process agent for the Company's ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

         Business Strategy

         The Company's objectives are to remain the foremost provider of international telecommunication services in India, to diversify its products and services by entering into related areas to offer specialized, value-added related services, and to take advantage of new technologies so as to enhance its position as a leading telecommunications service provider in India. To meet these objectives, the Company plans to continue developing its international telecommunication services in a manner that

                  -        meets the demand of users for such services;

                  - optimizes the utilization of its facilities and, as a result, the revenue derived from such facilities; and

                  - positions the Company for significant participation in an increasingly liberalized Indian telecommunications industry.

         The Company also seeks to explore opportunities in the international market, particularly in countries neighboring India. Such a strategy is intended to permit the Company to utilize its existing assets and to maximize the Company's share of traffic from those countries. It is also intended to take advantage of the growing internationalization of Indian companies, the growth of business process outsourcing in India and the movement to India of a significant amount of technology functions from foreign companies.

         The Company's capital expenditure program is intended to reflect above strategy. The program includes investments in customer access, increasing the amount of bandwidth we can offer to our customers and investments to reduce the unit cost of bandwidth. We have also planned investments in the areas of customer service and IT to address the competitive scenario that the Company, now operates in. Further, the Company proposes to upgrade its technology to provide world class, low-cost service.

         The Company intends to implement this strategy as follows:

         Business Restructuring and Achieving Synergies with Other Tata Group Companies

         Following the acquisition of a strategic stake in the Company by the Tata Group, the Company is restructuring parts of its business so as to maximize competitiveness in the new market environment, and where possible to take advantage of synergies with other Tata Group companies. The Company believes that its strengths complement those of the Tata Group. Synergies with Tata Group companies could include access to their existing subscriber bases and the opportunity to share their infrastructure. In this regard, the Company plans to invest Rs.8,350 million (US$ 175.68 million) in Tata Teleservices ("TTSL") over a period of seven years commencing from fiscal 2003 to provide the Company with access to end customers. The Company is also:

         - substantially increasing its emphasis on sales and marketing by creating dedicated teams of trained people to proactively address the corporate and retail markets;

         - significantly strengthening its customer services functions by creating dedicated call centers and back office infrastructure to support both corporate and retail customers;

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

         Increasing Access to Customers through Integrated Marketing

         The Company, in association with TTSL, Tata Internet Services and Tata Net, has launched a common marketing platform called Tata Indicom Enterprise Business Unit ("TIEBU"). This unit provides specialized sales and marketing coverage to the top 400-500 Indian corporate accounts, offering integrated voice and data solutions under the Tata Indicom brand through a single interface. The Company believes that such an integrated marketing approach, together with other synergies with Tata Group companies, will enable it to benefit from the Tata brand name and gain access to high-value end customers.

         Improving the Capacity and Quality of its International
         Telecommunication Services and Facilities

         In addition to increasing the number of international circuits to meet growing demand, the Company seeks to use its international telecommunication services and capacity more efficiently by employing advanced technologies. The Company continues to invest in state-of-the art infrastructure to support its businesses. The Company is expanding its bandwidth capability, in particular to support data services. The Company is also seeking to upgrade its switching facilities through the installation of technologically superior switches which enable more efficient transmission of voice and broadband data traffic. See "Item 5. Operating and Financial Review and Prospects--Capital Expenditures--Planned Capital Expenditures."

         Leveraging Existing Infrastructure to Provide Specialized and Value-Added Services

         The Company has introduced several value-added services in recent years and seeks to increase the share of its revenues derived from such services. These services typically involve the transmission of data rather than only voice traffic. To enhance its ability to offer such services, the Company is expanding and upgrading its infrastructure to support the bandwidth for such services.

         Increasing its Range of Service Offerings

         Value added services, especially data services, are a fast growing segment worldwide, and the Company believes they offer significant growth potential. The Company intends to strengthen its position in this market by offering a range of improved and new products and services, including virtual private networks, co-location, managed services based on internet data centers and application support services. To retain and enhance its share of the voice market, the Company also intends to introduce new products and services such as prepaid calling cards, toll-free services, etc., through a retail marketing program.

         Enhancing Internet Opportunities, including Internet Telephony

         The Company was one of the early leaders in developing the Internet market in India and will continue to strive to be a market leader in this area. The Company aims to introduce higher-value Internet services for its customers and benefit from the growing corporate and retail demand for Internet services and the expected demand for value-added services such as web hosting, virtual private networks, video conferencing and numerous broadband applications. The Company has also started offering Internet telephony as a complement to its main business. It is anticipated that the low tariffs in Internet telephony will encourage usage and result in an increase in international call volumes. The Company plans to deploy an integrated Internet telephony infrastructure offering customized solutions, in particular for corporate customers. The Company expects to be able to take advantage of Internet protocol technology and provide high quality voice and value-added services at competitive tariffs.

         Developing its NLD Business

         The Company believes that the NLD business is a logical backward integration with its ILD business. It will reduce the Company's dependence on other NLD operators for domestic connectivity and allow it to retain a greater share of revenue from international calls. The Company's association with the Tata Group could offer some synergies, including access to their existing captive subscriber bases, the opportunity to share their infrastructure including backbone, space and power, the opportunity to optimize capital and operating expenditures and the ability to engage in integrated marketing efforts.

         Cost Reduction

         In September 2002, the Company embarked on a major cost reduction exercise. The exercise is part of a broader profit enhancement program that aims to increase efficiency and productivity, cut costs, optimize traffic, equipment and infrastructure, and improve debt recovery and timely collections. The Company is aiming to reduce its costs through a combination of measures. A major focus area is saving bandwidth costs, which contribute a sizeable share of the Company's operating expenses, by maximizing bandwidth capacity utilization through re-grooming cables, surrendering excess bandwidth and identifying lower-cost alternatives. The Company has also instituted a new revenue assurance function to minimize revenue leakages. Various assets, notably earth station equipment, are also being redeployed for maximum utilization.

         Positioning for New International Opportunities

         The Company recognizes that in the new competitive environment, there will be continued pressure on both revenue and margins. Simultaneously, a significant proportion of cost will remain fixed. Given these constraints, the Company believes that geographic diversification could assist in achieving improved revenues and profits. The Company seeks to enter into joint ventures with domestic and foreign companies to develop telecommunications projects both inside and outside India. For example, the Company has entered into bilateral arrangements with foreign telecommunications carriers for the provision of private data transmission services. The Company, along with two other Indian telecom companies, has set up a joint venture with a Nepalese company to provide basic telecom services in Nepal.

         In June 2003, VSNL formed VSNL America Inc., a wholly owned US subsidiary initially set up to cater to the needs of Indian customers needing US points of presence through Internet Protocol - Virtual Private Network (IP-VPN). It is expected that this venture will allow end-to-end management of VSNL's Internet bandwidth from India all the way to the US. In the future, VSNL may choose to expand this service in the US, Europe and East Asia depending on available market opportunities in these regions. VSNL America has applied for a FCC 214 telecommunications license which would enable it to provide IP-VPN services in the US.

         In June 2003, VSNL Lanka Ltd., a wholly owned subsidiary set up by VSNL in Sri Lanka, received an External Gateway Operator (EGO) license. The EGO license allows VSNL Lanka Ltd., to offer ILD voice and data services in Sri Lanka. The Sri Lankan market, estimated at 400 million ILD minutes annually, offers VSNL a promising opportunity.

         SERVICES OF THE COMPANY

         The Company's primary business is the provision of public international switched telecommunication services (telephone, telex and telegraph). The Company also provides a variety of specialized and value-added services, such as international leased lines, Inmarsat satellite mobile telecommunications, Internet dial-up access in 22 cities, Internet leased line access throughout India, electronic data interchange, managed data network services, video conferencing, the transmission of television signals, packet switched data transmission and E-mail services. These types of services typically involve greater bandwidth use for the transmission of data rather than voice traffic. The Company has also started offering NLD and Internet Telephony services.

Basic Services

         The Company operates the necessary switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the smooth flow of international traffic between these networks. An outgoing international telephone call from India originates on one of the local Indian telephone exchanges operated by MTNL, BSNL or by private fixed line or cellular network operators, and is transferred to one of the Company's gateways. The call is then switched by the Company's system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuit is then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company's gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges, from which it is transmitted to the recipient. See "-Industry Overview."

         International Telephone Services. The Company provides public basic international switched telephone services, including voice, facsimile and data transmission services. The international telephone revenue of the Company constitutes the largest share of the Company's total traffic revenue (approximately 81.16 percent during the year ended March 31, 2003, compared to approximately 88.63 percent and 90.41 percent during the years ended March 31, 2002 and March 31, 2001, respectively) The decline in international telephone revenue as a proportion of total traffic revenue is due to the sharp reductions in tariffs in India and settlement rates with foreign administrations/carriers. In the year ended March 31, 2003, incoming paid minutes of traffic carried by the Company were marginally lower than in the year ended March 31, 2002 whereas outgoing paid minutes were higher. Total paid minutes carried by the Company were marginally lower in the year ended March 31, 2003 compared to the year ended March 31, 2002.

         The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls. For the year ended March 31, 2003, approximately 99 percent of international calls from India were made using International Direct Dialing.

         Other Basic Services. The Company provides international telex services, including automatic direct dial telex service, to approximately 237 territories worldwide and handles on average more than 3,500 international telex calls each day. This service is mainly used by the business community. Advanced telex services offered by the Company include forwarding facsimiles to telex mail boxes, telex to fax transmissions (T-Fax) and transmission from telex to E-mail services.

         International telegram service is the oldest of the international telecommunication services provided by the Company. Each day the Company handles on average approximately 600 telegrams.

         The volume of telex and telegraph traffic has been declining significantly in recent years, consistent with global trends, as users switch to facsimile and other methods of data transmission. The Company expects this trend to continue, but without any adverse impact on the Company since such methods of data transmission generate limited revenue for the Company.

         National Long Distance. In September 2002, VSNL entered the NLD services market, as a growth opportunity and a logical extension of its ILD and value added services businesses. The Company received its NLD license as part of the compensation package received from the Government upon the early termination of the Company's monopoly in ILD services. Apart from increasing VSNL's overall revenues, the Company expects the NLD business to help VSNL reduce costs and increase margins by reducing its dependence on other NLD operators for domestic connectivity. In fiscal 2002, the Company rolled out its NLD service in Mumbai, Delhi, Kolkata and Chennai, as well as several other cities, and presently carries the NLD traffic of several basic and cellular service operators. By August 2003, the Company had received approval from the Department of Telecommunications for 71 national points of presence. The Company eventually plans to have 322 national points of presence across the country. The Company expects that its optical fiber cable backbone will allow it to collect, carry and deliver voice and data traffic and allow it to extend its existing backbone Internet network countrywide. From March 2003, the 3,500 km Delhi-Mumbai-Hyderabad- Bangalore section of VSNL's NLD backbone became operational, backed up by leased bandwidth from GAIL/BSNL to ensure high service quality. VSNL is currently expanding the backbone network on the Amritsar-Delhi and Mysore-Mangalore-Ernakulam routes. The Company expects the volume of traffic carried by its NLD business to grow in the future, enabling it to compete with BSNL and other NLD operators.

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

         International Leased Lines. The Company arranges dedicated point-to-point international leased lines for those customers who need reliable, 24-hour communications from a fixed point in India to a fixed point abroad. International leased lines, the speeds of which range from 64 kpbs per second to 155 megabits per second ("mbps"), are provided through the Company's international gateways, earth stations and cable stations. The Company's earth stations and cable stations communicate with satellites and submarine cable systems respectively for data traffic. The demand for high speed leased lines (64 kbps and above) has increased significantly in recent years, with the number of such lines (64 kbps equivalent) increasing from 913 circuits as of March 31, 1998 to 31,598 as of March 31, 2003. In connection with providing high speed leased lines, the Company makes all arrangements, in coordination with BSNL, MTNL, other basic service operators and foreign telecommunications administrations or carriers, for connecting the customer through one of the Company's international gateways to the foreign destination via satellite or undersea cable.

         Inmarsat Mobile Services. The Company offers satellite mobile telecommunication services via the Inmarsat system (which carries telephone, telex, Duplex High Speed Data on a channel that carries 64 kbps of data, and facsimile traffic).

         Gateway Internet Access Services. The Company commenced providing Internet access services in August 1995. The Company is one of the leading Internet service providers in India. With the liberalization of the Government's Internet policies, private Internet service providers were also permitted in November 1998 to provide such services. The Company has also opened state-of-the-art data centers for co-location services in 6 cities.

         Managed Data Network Services. The Company introduced managed data network services in January 1997, and now offers such services through the global alliance networks of global partners -AT&T, Cable & Wireless, EQUANT, Global One, Concert and Tele Media International. The Company's managed data network services utilize global frame relay and X.25 access protocols and data transmission speeds from 64 kbps, providing managed private data communications services to corporate customers in India.

         Gateway Electronic Data Interchange Service. First offered by the Company in November 1993, this service acts as a clearing house between the computer systems of a subscriber and its trading partners for the electronic transmission and processing of trade documents, such as purchase orders, invoices and other inquiries. The service operates domestically between major metropolitan areas in India and offers connections to major international electronic data interchange networks. These services offer efficient data packaging and transfer through the use of higher bandwidths.

         Video Conferencing, Transmission of Television Signals and Other Services. The Company introduced a video conferencing service in 1993 (both domestic and international). The Company also provides international relay of television programs and news services via satellite on a contractual basis and leases satellite transponder capacity owned by the Company to television broadcast companies in India.

         Television Uplinking. The Company started providing television uplinking facilities in October 1998. The Company's satellite broadcast operations on the INSAT-2E (APR) satellite are provided through its Standard-A earth station located in Chennai and also through its earth stations located in Delhi and Ernakulam.

         Gateway Packet Switched Service. The Company began operation of a packet switched data transmission service in 1988. Subscribers to the service may exchange data with users of other public packet switched data. Subscribers may access this service via dial-up lines or dedicated lines at transmission speeds up to 9,600 bps or 64 kbps, respectively.

         Gateway Electronic Mail Service. The Company introduced GEMS.400, an international E-mail and fax forwarding service, in 1991, which was subsequently expanded to cover the domestic market. This E-mail service, permits subscribers to send E-mail both to other subscribers within India and to approximately 242 public E-mail systems in about 74 countries. This service had approximately 3,646 subscribers as of March 31, 2003. No growth in E-mail service is anticipated as its advantages have eroded due to increased Internet access.

         Inmarsat Value Added Services. The Company has, in line with its commitment of providing value-for-money telecommunication services to users, begun to offer Inmarsat Value Added Services such as E-mail, Internet browsing, Telex to E-mail, Telex-to-Fax and Voice mail services to its Inmarsat customers.

         TRAFFIC REVENUE AND REVENUE SHARING ARRANGEMENTS

         The Company's principal source of revenue is traffic revenue from its public international telecommunication services (telephone), which accounted for
90.41 percent, 88.63 percent and 81.16 percent of the Company's traffic revenues for the fiscal years ended March 31, 2001, March 31, 2002 and March 31, 2003, respectively. The Company's traffic revenue has the following sources: foreign administrations and telecommunication carriers, BSNL, MTNL and other Indian private fixed line or cellular network operators. The Company does not receive any payments directly from the end users of its public international telecommunication services. Approximately 74 percent, 64 percent and 63 percent of the Company's revenues were derived from foreign administrations and telecommunication carriers and approximately 26 percent, 36 percent and 37 percent were derived from Indian telecommunication carriers, respectively, for the years ended March 31, 2001, 2002 and 2003.

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

         The practice among carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the carrier from the country in which the call is billed. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic billed in India and receives payments from such administration or carrier for incoming traffic billed outside India. Settlements between the Company and the major carriers, including US carriers, are made monthly. Settlements between the Company and other carriers are normally made quarterly. Settlements are made on a net basis at the applicable settlement rate.

         The Company has in the recent past sought to rationalize its accounting rates by moving towards a system of rates linked to volume commitment. The settlement rates applicable to the Company currently range from approximately US$ 0.011 to US$0.854 per minute. Settlement rates are periodically renegotiated, and negotiations have in the past, in some cases, taken several months to conclude. However, the dynamic environment in international telecommunications, as well as the advent of competition in India, have ensured that rate negotiations are held at shorter intervals.

         As is typical in developing countries, the volume of incoming calls to India has historically exceeded the volume of outgoing calls, and as a result the Company has received net settlement payments from most foreign administrations and carriers. The Company expects this situation to continue in the foreseeable future.

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

         The authority of the FCC to issue the Order and the Order itself has been upheld by a United States federal court of appeals. In upholding the Order, the United States federal court of appeals held that the Order was a valid exercise of the FCC's regulatory authority under the United States Communications Act and rejected the argument that the FCC's unilateral establishment of benchmark settlement rates constituted an unlawful assertion of extraterritorial jurisdiction over foreign carriers and foreign telecommunication services. However, the United States federal court of appeals also stated that the Order does not apply to foreign carriers and only permits the FCC to contact responsible foreign government authorities to seek their support in lowering settlement rates. The FCC, acting pursuant to the Order, has forced the US carriers to agree to the benchmark rates, which are lower than the rates in previously effect between the Company and some of its correspondent US carriers. See "Item 3. Key Information--Risk Factors--Delays in reaching agreement with other major carriers regarding rates could cause a significant increase in our working capital needs which in turn could have a material adverse effect on our financial position and results of operations."

         The Company and the US carriers agreed to a settlement rate of US$0.34 per minute until March 31, 2002. However, the FCC only approved the filings of US carriers for a settlement rate of US$ 0.34 per minute up to December 2001 and suspended the agreement between the US carriers and the Company for the period from January 2002 until March 2002. The Company, through the Ministry of Communications (Government of India), appealed to the FCC regarding the suspension of the agreement for the period from January 2002 until March 2002. Subsequently, the US carriers have made payments to the Company from January 2002 up to March 2002 as per the FCC directives. Effective April 2002, the settlement rate between the Company and the US carriers was agreed at US$ 0.23 per minute. New settlement rate agreements were entered with US carriers, and became effective from September 2002. These agreements provide for separate settlement rates for incoming and outgoing traffic as opposed to symmetrical divisions of Total Accounting Rates up to August 2002. The settlement rates for incoming traffic are now dependent upon interconnect usage charges payable to basic service providers (BSOs) for terminating traffic in India. The settlement rates are market driven and are subject to change every month or even earlier.

Revenue Sharing Arrangements

         Although the Company provides international gateway access out of and into India, all calls must either originate or terminate on or pass through the domestic networks of MTNL, BSNL or any other private fixed line or cellular network operator. Prior to March 31, 2002, the Company had a revenue sharing arrangement with only BSNL. Under this arrangement, BSNL (formerly the DoT) received payments from the Company and other operators and redistributed those payments to the Company or the other operators as appropriate. Subsequent to March 31, 2002, the Company concluded interconnect agreements with every domestic fixed line or mobile operator, including BSNL and MTNL. These interconnect agreements expired on April 30, 2003, and new interconnect agreements in accordance with the Interconnect Usage Charges ( "IUC") regulation announced by the TRAI have been concluded with BSNL and MTNL effective May 1, 2003. The commercial terms of the agreements may change based on revisions by the TRAI to the IUC from time to time. The new agreements with several private fixed line and mobile operators have been finalized and those with other operators are currently being negotiated.

         Revenue Sharing Arrangement (April 1, 1997 to March 31,2002, subsequently extended to July 31, 2002). From April 1, 1997 to July 31, 2002, the Company and BSNL (formerly, the DoT) were parties to a revenue sharing arrangement, under which the Company paid to BSNL a charge per minute equal to the "weighted average incoming settlement rate" minus Rs.10 on all incoming international calls, and BSNL in turn paid to the Company a charge per minute equal to the "weighted average outgoing settlement rate" plus Rs.10 on all outgoing international calls, in each of the fiscal years covered by the arrangement. The "weighted average incoming settlement rate" and the "weighted average outgoing settlement rate" for a fiscal year was the average of the various settlement rates in effect as of the beginning of the fiscal year between the Company and foreign administrations and carriers (converted into Rupees at the exchange rates prevailing as of the beginning of the fiscal year), weighted to reflect the volume of total incoming traffic and total outgoing traffic, respectively, accounted for by each foreign administration or carrier during the immediately preceding fiscal year. This arrangement was intended to result in average gross earnings to the Company of Rs.10 per call minute in each fiscal year (assuming that applicable settlement rates and exchange rates and the composition of incoming and outgoing traffic from and to particular destinations remained constant during the year). In the years ended March 31, 2001 and March 31, 2002 the Company's actual average gross profit per telephone minute were Rs.9.39 and Rs.8.39, respectively.

         With effect from April 1, 1999, under this revenue sharing arrangement, any increase or decrease in the combined international traffic revenue per call minute of the Company and BSNL (net of payments by the Company to foreign administrations and carriers and by the Company and BSNL to each other in respect of delivery of incoming and outgoing calls) for each fiscal year, compared to the fiscal year ended March 31, 1997, was shared between the Company and BSNL according to the following percentages:

YEAR ENDING
 MARCH 31,      COMPANY'S SHARE                BSNL'S SHARE
-----------     ---------------                ------------
   2001               20%                           80%

   2002               25%                           75%

         Under this revenue sharing arrangement, the Company was required to pay to the DoT an annual license fee based on the number of its commissioned circuits. The license fee amounted to Rs.250,000 (US$5,119.80) per commissioned circuit, and the number of circuits was calculated as an average of the number of commissioned circuits at the beginning and end of the applicable fiscal year. For the years ended March 31, 2001 and March 31, 2002, the Company paid annual license fees of approximately Rs.5,022 million and Rs.5,393 million, respectively.

         The international telecommunications sector in India has been opened up to competition from April 1, 2002. Besides the Company, there are other ILD operators licensed by the Government. Prior to March 31, 2002 and the expiration of the last revenue sharing arrangement, the Company had a revenue sharing arrangement with BSNL and another operator. Under this arrangement, BSNL received payments from the Company and other operators, and redistributed those payments to the Company or the other domestic carriers as appropriate. Subsequent to March 31, 2002, the Company is required to have revenue sharing agreements (also called "interconnect agreements") with every domestic fixed line or mobile operator, including BSNL and MTNL.

         The revenue sharing arrangement which was scheduled to terminate on March 31, 2002, was extended until July 31, 2002 following negotiations among the Company, BSNL and MTNL.

         BSNL and MTNL Interconnect Agreements (August 1, 2002 to April 30,
2003). With effect from August 1, 2002, the interconnect agreements with BSNL and MTNL provided for payment of amounts ranging from Rs.6 to Rs.14 per paid minute to the Company depending upon which world region the traffic was terminated. In case of incoming calls, the Company was required to pay BSNL amounts ranging from Rs.4.40 to Rs.13 per paid minute depending upon the distance of the Company's traffic termination from BSNL's nearest designated trunk automated exchange level. In case of MTNL, the Company was required to pay Rs.4.40 per minute for calls terminated in the cities of Mumbai and Delhi. Volume based discounts were allowable in respect of incoming calls and the agreements also provided for a committed volume of traffic. Though the agreements were valid until March 31, 2003, it was agreed that the agreements would be extended until April 30, 2003.

         In the years ended March 31, 2001, March 31, 2002 and March 31, 2003, the Company's actual average gross profit per telephone minute were Rs.9.39, Rs.8.39 and Rs.5.69, respectively. The fall in profits over this period has been due to the revision of interconnect/revenue sharing agreements in the face of competition coupled with a decline in international settlement rates.

         The Company has also negotiated the terms of the interconnect agreements with BSNL, MTNL and various other access providers for fiscal year 2004. Under these agreements, BSNL and MTNL have agreed to pay the Company amounts ranging from Rs.6 to Rs.14 per paid minute depending on the geographic region where the outgoing call terminates. In the case of incoming calls, the Company is required to pay BSNL and MTNL amounts ranging from Rs.5.70 to Rs.6.60 per paid minute depending upon the distance of the Company's traffic termination from BSNL's or MTNL's nearest designated trunk automated exchange level. Volume discounts are allowable in respect of incoming calls depending upon the volume of traffic.

         License Fees

         Under the standard license agreement proposed by the Government, the license fee to be paid equals 15 percent of the Adjusted Gross Revenue ("AGR"). The Government defines AGR as gross call revenues minus access charges actually paid to other carriers for carrying of calls minus service and sales taxes actually paid to the Government. The Company has provisioned an amount of Rs.4,037 million (US $ 84.94 million) towards such license fees. The final license agreement is yet to be concluded. See "Government Regulations -- Licenses".

         BREAKDOWN OF SALES AND REVENUES

         The following table breaks down the Company's revenue by type of service for each of the years in the three year period ended March 31, 2003.

                                                                   YEAR ENDED MARCH 31,
                                             ---------------------------------------------------------------
                                               2001               2002             2003               2003
                                             ---------         ---------         ---------           -------
                                                                       (IN MILLIONS)
Revenues from incoming traffic
Telephone                                    Rs.46,674         Rs.41,503         Rs.27,143           US$ 571
Telex                                              112                70                36                 1
Revenues from outgoing traffic
Telephone                                       18,345            16,153             9,656               203
Telex                                              112                88                60                 1
Leased circuits                                  3,140             3,584             4,231                89
Internet access services                         2,980             2,305             2,251                47
Television relay                                   184               168               136                 3
Telegraph                                           29                23                22               0.5
Other revenue                                      340             1,156             1,806                38

Total revenue                                Rs.71,916         Rs.65,050         Rs.45,341           US$ 954
                                             =========         =========         =========

         All revenues earned by the Company are from its operations in India. Substantially all of the Company's property, plant and equipment are located in India.

         Trends and events affecting the Company's operating revenue are discussed under "Item 5. Operating and Financial Review and Prospects."

         INDUSTRY OVERVIEW

The Indian Domestic Telecommunications Network

         The Indian domestic telecommunications network has grown rapidly since 1999. As of end December 2002, the Indian telephone system comprised 51 million lines in service consisting of 41 million of the public operators and 10 million by the private sector. In the fiscal year ended March 31, 2002, approximately 9 million new connections (6 million by BSNL and MTNL and 3 million by private operators) were installed. All subscribers can optionally have access to international telecommunication services.

         The penetration of India's domestic telephone network of 5.71 lines in service per 100 inhabitants as of July 31, 2003 remained significantly lower than in OECD countries and many other developing countries. The following table presents, for selected countries, lines in service as of the latest year for which such information is currently available.

                                           LINES IN SERVICE PER
                                              100 INHABITANTS
                                           --------------------
India(1)............................           5.71 (2003)
Pakistan............................           2.70 (2001)
Indonesia...........................           3.60 (2002)
China...............................          16.69 (2002)
Philippines.........................           4.17 (2002)
Thailand............................           9.87 (2001)
Turkey..............................          28.12 (2002)
Malaysia............................          19.79 (2001)
Mexico..............................          14.67 (2002)
Korea Republic......................          48.86 (2002)
United Kingdom......................          58.74 (2001)
United States.......................          65.89 (2002)
Japan...............................          58.58 (2001)

----------------

Sources:  International Telecommunications Union.

(1)  As of July, 2003, lines in service for India -DoT Report.

         The existing lines in service in India are concentrated in large urban areas. Of all lines in service, approximately 30 percent are in the four major metropolitan areas of Mumbai, Kolkata, Delhi and Chennai; in these and other major cities, the density of lines in service is considerably higher than in India as a whole.

         Cellular mobile service has experienced substantial growth since it was introduced in the end of 1995. By March 2003, there were approximately 13 million cellular subscribers, representing a compound annual growth rate of 108 percent since March 31, 1996 when the number of cellular subscribers was approximately 77,000. According to a TRAI publication, the fiscal year ended March 31, 2003 witnessed an increase of over 97 percent in cellular mobile subscribers compared to the previous fiscal year.

         The efficiency of the domestic telecommunications network, as reflected by the ratio of seizure attempts (calls) made on a telephone circuit that result in successful complete calls to the total number of seizure attempts, has been low in India principally because of restricted capacity on the network. However, improvements have recently been made in the quality of the domestic telecommunications network. Improving this ratio permits the Company's network to operate more efficiently as it results in a decrease in the number of circuits used by subscribers attempting to re-dial failed calls. In turn, this reduces the need to invest in additional facilities and infrastructure. As of March 31, 2003, the average answer to seizure ratio for incoming and outgoing international calls in all of India was 33 percent and 39 percent, respectively, compared to 28 percent and 44 percent as of March 31, 1995. However, the average such ratio for calls to and from India remains much lower than that for calls between countries with well-developed and high quality domestic telecommunications networks, which would be at least 60 percent to 65 percent.

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

         As part of the reorganization, the Company was incorporated on March 19, 1986 as a wholly-owned Government company and on April 1, 1986 assumed control and management of international telecommunication services from the Overseas Communications Service, a department of the Ministry of Communications. MTNL was established at the same time to operate local telephone and telex services in Mumbai and Delhi, two of the largest metropolitan areas in India.

         BSNL, formerly part of the DoT, formed in 2000, retained responsibility for providing all other telecommunication services throughout India. The Department of Telecommunications also assumed regulatory authority over the Company, BSNL, MTNL and other public sector enterprises established through the reorganization and was given responsibility for acting on behalf of the Government of India as the sole shareholder of such entities. The Telecom Commission was established in 1986 as an executive body under the Ministry of Communications to make policy decisions and to accelerate the development of all aspects of the telecommunications sector and the implementation of new telecommunications policies.

         On February 1, 2001, the Government of India announced its intention to sell from its holding equity shares of the Company equivalent to 25 percent of the outstanding equity of the Company to a strategic partner through competitive bidding. As per the announcement made on February 5, 2002 by the Government of India, Panatone Finvest Limited was selected as the strategic partner for the sale of 71,250,000 fully paid-up Equity Shares representing 25 percent of the voting capital of the Company at a price of Rs.202 per share. The aggregate purchase price was Rs.14,392.50 million in cash. A share purchase agreement (the "Share Purchase Agreement ") giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. The shareholders in Panatone Finvest Limited - Tata Sons, Tata Power, Tata Steel and Tata Industries - are also signatories to the Share Purchase Agreement though they did not directly purchase any of the Government of India's holding in the Company. The Company is also a party to the Share Purchase Agreement. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required under India's Takeover Code and subsequent amendments thereto to launch a open/ tender offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Subsequently, Panatone Finvest Limited purchased an additional 20 percent on June 8, 2002, increasing its stake to 45 percent. Other Tata Group entities have since made open market purchases of the Company's equity shares, and the consolidated shareholding of the Tata Group in the Company is currently 46.60 percent.

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

         Basic Services. Accordingly, in September 1994, the Government of India announced Guidelines for Private Sector Entry into Basic Telecom Services, which provide for the grant of a license for the provision of local fixed line services to one new licensee in each of the 21 telecommunications "circles" into which the country has been divided for such purposes. Within each circle, the new licensee would compete with BSNL (or MTNL, in the case of circles that include Delhi or Mumbai). Foreign ownership of each new licensee is restricted under the guidelines to a maximum of 49 percent. The Government initially invited tenders for new licenses in January 1995, in response to which bids were submitted by numerous Indian companies in combination with major global telecommunications companies. Initially, licenses for six states of the Indian union were issued to successful bidders. In all 33 licenses have been issued to seven basic service operators including BSNL and MTNL.

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

         Cellular Services. In December 1991, the DoT invited bids from Indian companies with no more than 49 percent foreign ownership for non-exclusive digital cellular mobile licenses in Mumbai, Delhi, Kolkata and Chennai. After protracted litigation arising from the selection process, the Department of Telecommunications finally settled upon two licensees for each of the four metropolitan areas. In January 1995, the Department of Telecommunications invited tenders from Indian companies with no more than 49 percent foreign ownership for non-exclusive licenses to provide digital cellular mobile services in 20 telecommunications circles, excluding those that include the four cities with existing licensees. Two licenses were to be awarded per circle. Subsequently, 34 licenses for 18 telecommunications circles were also issued to 14 companies during 1995 to 1998. MTNL and BSNL were issued licenses for operation of cellular mobile telephone services as a third operator in various parts of the country. In terms of the National Telecom Policy 1999, 17 fresh licenses have been issued to private companies as a fourth cellular operator in September/October, 2001, one each in the 4 metropolitan areas and the 13 telecommunications circles. Cellular licensees earlier had access to the Company's international network only through BSNL but now the licensees can have direct access to the Company's network.

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

         International Long Distance Services. The Company, until March 31, 2002, was the exclusive provider of public international telecommunication services in India. In September 2000, the Government announced that the Company's monopoly on international long distance services would terminate on March 31, 2002 rather than on March 31, 2004. Effective April 2002, the international long distance sector has been opened up for competition. Subsequent to such opening up, new operators have been licensed to provide international telephony and other services. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package including a license to offer domestic long distance services, a Category `A' all India ISP license which would enable it to provide Internet access at locations across the country, and additional compensation if found to be necessary based on the Government's review. See "Item 3. Key Information -- Risk Factors -- The New Telecommunications Policy and other regulatory changes with respect to the telecommunications industry, including the early termination of the Company's monopoly in international telephony services, may continue to adversely affect our results of operation and financial condition."

         Other Services. The Government allowed private sector participation in value-added services such as paging services in 1992. The Government has also announced the opening up of global mobile personal communications by satellite ("GMPCS") and has issued one provisional license. The issuance of licenses to other prospective GMPCS operators is currently under consideration.

Developments

         TRAI. In furtherance of the 1994 Telecom Policy, the Government of India in 1994 announced its intention to establish an independent regulatory authority to resolve disputes between service providers, to ensure technical compatibility and effective interconnection between service providers, to regulate tariffs and protect consumer interests, to facilitate competition and to promote efficiency in the operation of telecommunication services so as to facilitate the growth of such services in India. In January 1997, the President of India issued an ordinance providing for the establishment of the TRAI, an autonomous body with quasi-judicial powers to regulate telecommunication services in India. The TRAI was established and became functional in March 1997. See "--Government Regulations--Supervision."

         In September 1998, the TRAI initiated a series of nation-wide consultations as part of a process to, among other things, formulate telecommunications pricing policies and set tariffs for a wide variety of telecommunication services. See "--Government Regulations--Rates." One of TRAI's notifications envisages a reduction of approximately 50 percent in STD and ISD charges over the three year period ending March 31, 2002. In conformance with this notification, the DoT issued a tariff order for fiscal 2000 that reduces international long distance rates by approximately 27 percent and further tariff orders effective between October 1, 2000 and March 31, 2002 pursuant to which international long distance tariffs have been further reduced by 16 to 20 percent. The TRAI has also announced its intention to review a number of other policy and regulatory matters, including the quality standards for service provision generally.

         Internet Policy. In November 1998, the Government announced a new Internet policy, which aims to increase the usage of the Internet by allowing private ISPs to provide Internet access services in India. Under the policy, private ISPs will be allowed (1) foreign ownership not exceeding 49 percent, (2) a license fee moratorium for the first five years, and a token fee of Rs.1, (3) the autonomy to fix tariffs, (4) direct interconnectivity between any two separate ISPs, (5) to set up international gateways after obtaining the necessary security clearances and (vi) to offer "last mile" linkages within local areas by optical fiber cable communications after obtaining the necessary approvals. The policy has enabled the Company to add a new revenue stream by providing gateway connectivity and bandwidth provisioning to private Internet service providers. The Company has already invested in upgrading its existing infrastructure with a strong Internet backbone. As of March 31, 2003, there were approximately 190 Internet service providers competing with the Company to provide Internet services throughout India. With international gateways being opened up to the private sector, as of March 31, 2002, around 20 Internet service providers were granted provisional commissioning licenses.

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

         TRAI Directives on implementation of Carrier Selection. In July 2002, the TRAI provided a directive to all access providers - basic service operators, cellular mobile service operators, and the national and international long distance operators - regarding implementation of carrier selection by callers. According to the TRAI directive, customers should have the choice to route their long distance calls through long distance carriers as chosen by them, for both NLD and ILD. The TRAI directive required that in most parts of the country, the carrier selection facility should be implemented by the end of calendar year 2003. At this time, however, it appears that the end-2003 deadline will not be achieved.

"See Item 3. Key Information -- Risk Factors -- Delays in the implementation of the new Carrier Access Code Regime could adversely affect us."

         Interconnect Usage Charges Regime. With the ongoing liberalization of the telecom sector and the presence of multiple-operators and rate settlement arrangements, TRAI introduced in January 2003 a cost -based Interconnect Usage Charges regime to establish, harmonize and regulate rates for origination, transit and termination of call traffic. The principle behind this regulation is that in a multi-operator environment, it is necessary that each originating, transiting and terminating network be paid on the principle of "work done" for each call. Thus, an interconnect usage charge is a specified tariff for fixed line calls to be passed on by one service provider to another. In all the cases where a standard tariff has been specified, the consumer is required to pay only the specified tariff. The monthly rental and local call charges for fixed telephones are priced below cost in order to ensure that these remain affordable and attractive to the customers and help attain the objective of higher teledensity in the country. This results in a deficit to the providers, which used to be met by the cost of the long distance calls made. However, with the reduction of tariffs and other recent changes in the telecom environment, even long distance call revenues cannot make up for the deficit. Hence, the TRAI released a consultation paper on September 23, 2002 addressing the issue of cost based IUC to be paid and received by the service providers. The IUC regulation came into effect on May 1, 2003 and attempts to provide greater flexibility within the tariff regime by providing for alternative tariff packages. The IUC has resulted in increased tariff options available to carriers, and in the reduction in a number of tariffs. The endeavor of the TRAI, as described above, has been to ensure that operators realized the minimum costs of operations. It is expected that the IUC will act as a floor to the tariffs in a situation of free fall in tariffs. In the context of the ILD segment relevant to VSNL, the Revenue Sharing Regulations of 14 December 2001 has prescribed forbearance for revenue sharing between access providers, ILD carrier and international carrier. The IUC Regulations, in addition to fixing an origination and termination charge for the access providers, has also imposed a flat sum of Rs.5 per minute as Access Deficit Charge (ADC) to be paid by the ILD operator to the access provider in case the access provider happens to be a basic services operator. The Company challenged the basis as well as the amount of the ADC before the TDSAT in March 2003 and subsequently the TRAI agreed to review the IUC methodology. Upon the TRAI initiating a comprehensive review of the IUC regime, the Company withdrew the petition filed before the TDSAT. The Company has presented to the TRAI its reasons for seeking further review of the IUC Regime. The decision of the TRAI is awaited.

         GOVERNMENT REGULATIONS

         GENERAL

         The business of the Company is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885 (the "Telegraph Act") and the terms of the licenses from the Department of Telecommunications under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the Department of Telecommunications, and of other Government agencies.

         In October 1999, the Department of Telecommunications, which had performed the role of licensor and policy maker for the Ministry of Communications and operated as India's domestic long distance service provider and fixed-line service provider, except for the areas of Delhi and Mumbai, was bifurcated into two departments: (1) the Department of Telecommunications/Telecom Commission to perform the role of licensor and policy maker and control the Company's Equity Shares held by the Government and (2) the Department of Telecom Services to function as the service provider. With effect from October 1, 2000, the Department of Telecom Services was incorporated and renamed Bharat Sanchar Nigam Limited. The Government has also established an independent Information Technology Ministry to promote the Internet, e-commerce and knowledge-based industries. Licensing functions, however, continue to be with the Department of Telecommunications/Telecom Commission.

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

         When the Government's shareholding in the Company equaled or exceeded 51 percent, the Company was deemed to be an Indian Government company and subject to laws and regulations generally applicable to public sector enterprises in India. These laws and regulations concern personnel matters, including appointment of key management personnel and the hiring, dismissal and compensation of employees, budgeting and capital expenditures and the generation of funds through the issuance of securities. For example, all persons appointed to the Company's Board of Directors had to first be recommended by the Public Enterprises Selection Board. Disputes between Government enterprises (such as the Company) and Government departments generally had to be referred to a Committee of Secretaries of the Government for mediation before either party could bring a claim in a court of law or tribunal. A single Government ministry or department is designated as the primary supervisor of each public sector enterprise: the Department of Telecommunications had been so designated for the Company. The Company's activities were also subject to scrutiny by India's Parliament, and the Department of Telecommunications had to submit an annual report to Parliament regarding the Company's activities. The Government had granted "Navratna" status to selected public sector enterprises. The Company was one of such selected "Navratna" public sector enterprises. "Navratna" status gave the Company, among other things, enhanced autonomy, a greater degree of administrative efficiency regarding capital expenditures and the ability to make joint venture investments (subject to certain limits). Upon the Government of India's transfer of 25 percent of its stake in the Company to Panatone Finvest Limited in February 2002, the Company ceased to be a PSU.

Supervision

         In March 1997, the Government first established the Telecom Regulatory Authority of India ("TRAI"), an independent regulatory authority under the provisions of the TRAI Act.

         The TRAI Act was amended in 2000. The amended Act established two independent authorities: the TRAI to regulate telecommunication services and the Telecom Disputes Settlement and Appellate Tribunal (the "TDSAT") to adjudicate disputes, disposal of appeals and to protect the interest of telecommunication service providers and consumers. The regulatory functions of the TRAI fall within two broad categories- (1) recommendatory and (2) mandatory.

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

         The mandatory functions of TRAI include the following: (1) ensure compliance of terms and conditions of licenses; (2) fix the terms and conditions of inter-connectivity arrangements between service providers; (3) ensure technical compatibility and effective inter-connection between different service providers; (4) regulate revenue sharing arrangements among service providers;
(5) lay down standards of quality of service to be provided by service providers and ensure the quality of service and conduct and periodically survey such service in order to protect the interest of the consumers; (6) lay down and ensure the time period for providing local and long distance circuits between different service providers; (7) maintain a register of interconnect agreements and of all such other matters as may be provided in the regulations; (8) keep such register open for inspection; and (9) ensure effective compliance of universal service obligations.

         The TRAI also has the authority to levy fees and other charges at such rates and in respect of such services as may be determined by regulations and to perform such other functions including such administrative and financial functions as may be entrusted to it by the Government or as may be necessary to carry out the provisions of the TRAI Act.

         The recommendations of the TRAI with respect to the matters referred to above are not binding upon the Government. However, the Government must seek the recommendations of the TRAI in relation to the following matters: (1) need and timing for introduction of new service providers; and (2) terms and conditions of new licenses given to a service provider. The TRAI is required to forward its recommendations with respect to these matters to the Government within a period of 60 days from the date on which such recommendations are sought or such extended time as may be mutually agreed to between the Government and the TRAI.

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

Licenses

         Pursuant to the Telegraph Act, the provision of any telecommunication services in India requires a license from the Government, obtained through the Department of Telecommunications. The Company currently holds an International Long Distance ("ILD") Operations license issued on 12 January 1999, which is valid until 31 March 2004; a National Long Distance ("NLD") license issued on 8 February 2002, which is valid until 2022; and a Category `A' all India Internet service license issued on 3 May 2002, which is valid until 2014.

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

         In connection with the opening up of the telecommunications sector, the Government has asked the Company to execute a standard license agreement which stipulates terms and conditions of the license to operate ILD services. The Company has requested the Government to agree to certain modifications to the standard license agreement incorporating certain services which the Company already provides, as well as modifications to the methodology of calculating license fees. The Government has notified the Company that it will not permit modifications to the standard license agreement. The Company is evaluating whether to re-submit its proposal to the Government. Until the Company executes the standard license agreement, the services being provided by the Company are provided pursuant to the Company's existing license agreement rather than the proposed standard license agreement. Also see "Item 3. Key Information -- Risk Factors-- The Company currently operates its international long distance business under a license agreement that will expire on March 31, 2004 and has not executed the new standard license agreement required by the Government and thus may be subject to punitive action by the Department of Telecommunications".

         The previous ILD License required the Company to share with BSNL revenues from international telecommunication services in the manner specified by the DoT from time to time. In February 1997, the Company and the DoT agreed to a revenue sharing arrangement, which covered the period from April 1, 1997 to March 31, 2002. From 1997 to 1999 the revenue sharing arrangement provided for the retention or receipt by the Company of a fixed amount per call minute, and provided the Company with a degree of protection from adverse changes in settlement rates and exchange rate fluctuations. With effect from October 1, 2000, the effect of decreases in combined international call revenue were shared by the Company and BSNL. New interconnect arrangements are negotiated with BSNL and MTNL on an annual basis.

         The Company has also been granted a NLD license, which is valid from February 8, 2003 for a period of twenty years.

         The Company began offering Internet access services in August 1995, and the Company operates 22 Internet access nodes. In November 1998, the Government opened the Internet service provider market to private competition, and the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company had entered into a license agreement with the Department of Telecommunications on January 25, 1999 with effect from the same day, under which the Company was granted a license to provide Internet services in Delhi, Mumbai, Kolkata, Chennai, Bangalore and Pune on a non-exclusive basis. The Company has been granted a license from the Department of Telecommunications to provide Internet services on an All-India basis by a communication dated November 22, 2000. The terms of the Company's Internet license are generally consistent with the policy for licensing Internet service providers. The term of the license is 15 years. Thereafter, a fresh license (inclusive of Internet telephony) was issued on May 3, 2002, which is valid from January 25, 1999 to January 24, 2014. The Company is not allowed to assign or transfer its rights under the Internet license without the prior written consent of the Department of Telecommunications. Although under the terms of the Internet license the Company is free to fix the tariff charged to its subscribers, the TRAI as a practice sets the upper ceiling of the tariff for the provision of Internet access services generally. See "--Government Regulations--Rates." License fees have been waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003.

         The Department of Telecommunications retains the right to modify the terms and conditions of the Company's licenses at any time if in its opinion it is necessary or expedient to do so in public interest or in the interest of the security of the state or for proper conduct of telegraphs. The Department of Telecommunications may also terminate the licenses before their scheduled expiration upon breach by the Company of any of its terms. In addition, the Department of Telecommunications retains certain rights under the licenses to receive telecommunication services on a priority or emergency basis. Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company's facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

Rates

         The Company did not control the rates charged to end users of its international telecommunication services until March 31, 2002. The rates for such services were established and collected by the relevant foreign telecommunications administrations or carriers for international calls originating (and billed) outside of India and by BSNL for international calls originating (and billed) in India.

         The Company and the Department of Telecommunications shared revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities, and the Company received settlement payments with respect to international calls from, or made such payments to, foreign telecommunications administrations and carriers based on applicable accounting rates. See "--Traffic Revenue and Revenue Sharing Arrangement." With effect from April 1, 2002, for outgoing traffic, ILD operators are authorized to prescribe and introduce rates for their international telecommunication services with clearance from the TRAI.

         As described in "Industry Overview -- Developments -- Interconnect Usage Charges Regime", as far as revenue sharing with the access provider and international carrier is concerned, under the IUC regime the TRAI has said that it will not fix rates. However, the IUC Regime has adversely impacted the ILD segment and is now being reviewed by the TRAI.

         After the opening up of the international long distance services market to competition on April 1, 2002, the Company has been able to set the rates to be charged for outgoing international calls, subject to ceilings prescribed by the TRAI. In accordance with the ceiling tariff announced by the TRAI with effect from April 1, 2002, there has been a fall of around 16 to 20 percent in the peak tariff. Further, in response to the tariff announced by other private ILD operators in India, the Company further reduced tariffs for international calls from July 20, 2002 by around 41 percent.

         The rates for the Company's specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing can be prescribed by the Company, subject to filing with the TRAI.

The Tariff Order 1999

         Effective May 1, 1999, the TRAI implemented the Telecommunication Tariff Order 1999 ("TTO"), which reduced the tariffs that telecommunications service providers may charge with the intended effect of protecting consumers by aligning tariffs that the telecommunications providers may charge with the cost of the applicable service provided while ensuring the commercial viability of the various service providers so as to encourage the expansion of the Indian telecommunications industries. The tariff order reduced the maximum charge per pulse (or metered unit) from Rs.1.40 to Rs.1.20, increased monthly line rental rates for high use subscribers, decreased local call pulse durations (thereby effectively increasing the local call charges) and increased domestic and international call pulse durations (thereby effectively reducing long distance and international call charges). The tariff order allows providers the flexibility to set tariffs below the maximum levels. The tariff order also specifies further reductions in domestic and international long distance and internal call tariffs and other tariff adjustments implemented in the year 2000-2001. Accordingly, the TRAI, for the second phase of tariff re-balancing, has reduced tariffs by 9 to 20 percent for international long distance calls effective from October 1, 2000 to March 31, 2002. Based on the TRAI order, BSNL had revised tariffs for long distance and international call charges effective from October 1, 2000. The TRAI announced further revision of ILD tariff ceilings effective April 2000, coinciding with the opening of the ILD sector to competition. Effective April 1, 2002, the ILD tariffs of VSNL were reduced in accordance with TRAI ceilings. Further reductions in ILD tariffs were announced by VSNL, effective July 20, 2002. In the face of competition, the ILD tariffs fell below the TRAI ceilings and in January 2003, TRAI announced that it would no longer fix ILD tariff ceilings.

ORGANIZATIONAL STRUCTURE

         As of September 1, 2003, approximately 46.60 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other companies of the Tata Group, and approximately 26.12 percent was held by the Government. Panatone Finvest Limited is in turn affiliated with the Tata Group of companies and its shares are held by Tata Sons, Tata Power, Tata Steel and Tata Industries. Panatone acquired this stake as a result of the Government's decision to sell to a strategic partner through a competitive bidding process. See "Item 4. Information on the Company--History and Development of the Company."

         The current shareholding of Tata Sons and Tata Power in Panatone Finvest Limited is 59.955 percent and 40 percent, respectively, with Tata Steel and Tata Industries holding the remainder equally.

PROPERTY, PLANTS AND EQUIPMENT

Description of Property

         The following table sets forth the principal real properties owned or leased by the Company that were used in its operations as of March 31, 2003.

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

JALANDHAR
JP Nagar                         Jalandhar gateway                                0.576                   Owned

KOLKATA
Hallisahar                       Kolkata earth station                            82.19                   Owned
Ultadanga                        Switching facilities                              1.67                   Owned
SDF Salt Lake                    Switching facilities                              1.01                 Sub-leased

CHENNAI
Adams Road                       Chennai gateway                                    2.0                   Owned
Korathur                         Earth station                                    21.69                   Owned

ERNAKULAM
Shive                            Ernakulam gateway                                 1.53                   Owned

PUNE
Dighi                            Pune gateway                                     774.5                   Owned
Arvi                             Satellite earth station                        228.275                   Owned

BANGALORE                        Satellite earth station                           0.45                   Leased

LOCATION                                   FUNCTION                          AREA (ACRES)              OWNED/LEASED
--------                                   --------                          ------------              ------------
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

HYDERABAD
Saifabad                         Gateway Earth Station                            0.05                    Leased
Hitech City                      Gateway Earth Station                            0.05                    Owned
Seringapaly                      Gateway Earth Station                            2.00                    Owned

GANDHINAGAR                      Gateway                                          0.32                    Leased

GOA                              Internet Node Earth Station                      0.05                    Leased

INDORE                           Internet Node Earth Station                      0.02                    Leased

In addition to the above, the Company has staff quarters at the locations wherever it has substantial operations.

         None of the above described properties are subject to a major lien or encumbrance. However, under the terms of the Shareholders' Agreement signed at the time of privatization of the Company, Panatone Finvest Limited agreed that the Company would demerge certain lands, mentioned in the above table, that the Company owns at Pune, Kolkata, New Delhi and Chennai into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land with a view to completing a transaction that is beneficial from a tax and stamp duty perspective. Until such time the demerger takes place, the lands are under the possession and upkeep of the Company. See "Demerger of Surplus Lands" below and "Item 4 -- Key Information -- Risk Factors --The demerger of surplus lands held by the Company may not be completed on satisfactory terms".

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

         As of March 31, 2003, the Company operated from fourteen gateway switches located at Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar, Kanpur, Bangalore and Hyderabad which provide substantially all the connectivity for the Company's services to the international telecommunications network. The Company's international traffic is carried via international satellite links and or by undersea cables.

         Description of Plant and Equipment

         The following table sets forth, as of March 31, 2003, the major facilities, links and circuits at each main gateway, at the two earth stations at Bangalore one earth station each located near Pune, Hyderabad, Coimbatore and Patna.

                                                                             NUMBER OF EFFECTIVE CIRCUITS
                                                                             ----------------------------
GATEWAY            FACILITIES                        LINK                    VOICE     DATA*    INTERNET*
-------         -----------------    ------------------------------------    -----     -----    ---------
MUMBAI          Vikram-1             Intelsat Atlantic Ocean Region          1,343       27         0
                Satellite            ("AOR")
                Earth Station        Satellite (359 degrees)(1)

                Vikram-2             Intelsat Indian Ocean Region            1,043       13         0
                Satellite            ("IOR")
                Earth Station        Satellite (60 degrees)(1)

                Vikram-4             Intelsat TOR Satellite (66 degrees)(1)      0        0         0
                Satellite Earth
                Station

                Vikram-5             Intelsat IOR Satellite (64 degrees)(1)      0        4         0
                Satellite
                Earth Station

                                                                                NUMBER OF EFFECTIVE CIRCUITS
                                                                                ----------------------------
GATEWAY            FACILITIES                        LINK                       VOICE     DATA*    INTERNET*
-------         -----------------    ------------------------------------       -----     -----    ---------
                Jawahar Satellite    Intelsat IOR Satellite (64 degrees)(1)         0         0          0
                Earth Station

                Arvi Land Earth      Immarsat IOR Satellite (64.5 degrees)(1)     120         0          0
                Station

                India-U.A.E.         Mumbai-Fujairah (U.A.E.)                   1,149         0          0
                Undersea Cable
                System (Gulf
                Cable)

                SEA-ME-WE 2          Singapore, Indonesia, Sri Lanka,           4,349       800          0
                Undersea Optical     India, Djibouti, Saudi Arabia,
                Fibre Cable          Egypt, Turkey, Cyprus, Italy,
                System               Tunisia, Algeria and France

                Fibre Optic Link     Japan, Korea, China, Hong Kong,            4,077     4,501          0
                Around the Globe     Thailand, Malaysia, India, U.A.E.,
                Undersea Optical     Egypt, Saudi Arabia, Italy, Spain
                Fibre Cable          and United Kingdom
                System

                SMW-3 Undersea       Japan, S. Korea, China, Taiwan,            3,699    17,779      4,247
                Optical Fibre        Hong Kong, Philippines, Vietnam,
                Cable System         Brunei, Malaysia, Singapore,
                                     Thailand, Indonesia, Australia, Sri
                                     Lanka, India, Pakistan, UAE, Oman,
                                     Saudi Arabia, Egypt, Djibouti,
                                     Cyprus, Turkey, Greece, Italy,
                                     Portugal, France, UK, Belgium,
                                     Germany

                SAFE Undersea        South Africa, Mauritius, St.Paul,            422     2,376      5,859
                Optical Fibre        Malaysia, India
                Cable System
HYDERABAD                            Intelsat IOR Satellite (66 degrees)(1)         0        31          0
KOLKATA         Kolkata              Intelsat IOR Satellite (62 degrees)(1)         0         4          0
                Satellite Earth
                Station

                Bose-1 Satellite     Intelsat IOR Satellite (64 degrees)(1)       296        67        496
                Earth Station

                Bose-4 Satellite     Intelsat IOR Satellite (66 degrees)(1)       120         0          0
                Earth Station

DELHI           Ahmed Satellite      Intelsat IOR Satellite (62 degrees)(1)     1,725       101        992
                Earth Station

                Ahmed Satellite      Intelsat IOR Satellite (57 degrees)(1)         0         0          0
                Earth Station(2)

                                                                                    NUMBER OF EFFECTIVE CIRCUITS
                                                                                    ----------------------------
GATEWAY            FACILITIES                        LINK                           VOICE     DATA*    INTERNET*
-------         -----------------    ------------------------------------           -----     -----    ---------
                Greater Kailash      Intelsat IOR Satellite (64 degrees)(1)           268        40        0
                Satellite
                Earth Station

                Gurgaon              Intelsat IOR Satellite - 9B (64 degrees)(1)        0        93        0
                Satellite Earth
                Station

                Noida, VSAT          Intelsat IOR Satellite (62 degrees)(1)             0        93        0

                New Delhi, VSAT      Intelsat IOR Satellite                             0       233        0

                Coaxial Cable        The Department of                                  0         0        0
                System               Telecommunications

CHENNAI         Chennai              Intelsat IOR Satellite (66 degrees)(1)             0        63        0
                Satellite Earth
                Station(2)

                Thiruvalluvar        Intelsat IOR Satellite (64 degrees)(1)           927        23        0
                Satellite Earth
                Station

ERNAKULAM       Ernakulam            Intelsat IOR Satellite (60 degrees)(1)           837         0        0
                Satellite Earth
                Station

                SMW-3 Undersea       Japan, S. Korea, China, Taiwan,                3,349     5,084        0
                Optical Fibre        Hong Kong, Philippines, Vietnam,
                Cable System         Brunei, Malaysia, Singapore,
                                     Thailand, Indonesia, Australia, Sri
                                     Lanka, India, Pakistan, UAE, Oman,
                                     Saudi Arabia, Egypt, Djibouti,
                                     Cyprus, Turkey, Greece, Italy,
                                     Portugal, France, UK, Belgium,
                                     Germany

GANDHINAGAR     Gandhinagar          Intelsat IOR Satellite (64 degrees)(1)           150         0        0
                Satellite
                Earth Station

JALANDHAR       Jalandhar            Intelsat IOR Satellite (64 degrees)(1)         1,646         0        0
                Satellite Earth
                Station

BANGALORE       Sanjay Nagar         Intelsat IOR Satellite (62 degrees)(1)             0       156        0
                Earth Station

                Information          Intelsat IOR Satellite (64 degrees)(1)             0       104        0
                Technology Park
                Ltd. Satellite
                Earth Station

                                                                                  NUMBER OF EFFECTIVE CIRCUITS
                                                                                  ----------------------------
GATEWAY            FACILITIES                        LINK                         VOICE     DATA*    INTERNET*
-------         -----------------    ------------------------------------         -----     -----    ---------
PUNE            Information          Intelsat AOR Satellite (359 degrees)(1)          0         6          0
                Technology Park
                Ltd. Satellite
                Earth Station

KANPUR          Kanpur-1             Intelsat IOR Satellite (64 degrees)(1)         238         0          0
                Satellite Earth
                Station

PATNA           Patna Satellite      Intelsat IOR Satellite (60 degrees)(1)           0         0          0
                Earth Station
                                                                                 ------    ------     ------
TOTAL EFFECTIVE CIRCUITS                                                         25,758    31,598     11,594
                                                                                 ======    ======     ======

* -Circuits in terms of 64KB (Data & Internet Only)

(1) The satellite degrees referred to in the table denote the degree at which the Company's earth station antenna point at the satellite and at which they transmit and receive communications.

(2)  Facilities used exclusively for television broadcasting services.

Circuits

         Due to a change in technology and as a part of the Company's cost cutting initiatives, there has been a shift of circuits from satellite to cable during the year ended March 31, 2003. As of March 31, 2003, the Company operated 25,758 effective international voice circuits, of which 8,713 were satellite circuits and 17,045 were cable circuits. The Company operated 31,598 data circuits of which 1,054 were satellite circuits and 30,544 were cable circuits. The Company also operated 11,594 Internet circuits. From April 1, 2002 to March 31, 2003, the Company recorded an average of 432 international paid minutes per day per circuit, compared to an international norm of approximately 300 paid minutes per day per circuit.

Satellites

         As of March 31, 2003, the Company operated a total of 8,713 satellite voice circuits and 1,054 satellite data circuits through 13 earth stations at its eight gateway locations, two earthstations located at Bangalore and one each located at Pune and Hyderabad. Satellite capacity is obtained from the International Telecommunications Satellite Organization ("Intelsat") and the International Mobile Satellite Organization ("Inmarsat"), two satellite consortia established by national telecommunications administrations for the purpose of owning and operating satellite communication systems. Intelsat and Inmarsat have since been corporatized.

Undersea Cables

         As of March 31, 2003, the Company operated a total of 17,045 effective voice circuits and 30,544 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in undersea cables interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific. The Company also holds a 50 percent ownership interest in an analog undersea cable between Mumbai and Fujairah, U.A.E., which has a total capacity of 1,380 circuits, of which 1,149 were being used as of March 31, 2003.

         The Company also holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 (SEA-ME-WE2) optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable, which became fully operational in June 1994, operated 4,349 effective voice and 800 effective data circuits from Mumbai as of March 31, 2003.

         The Company entered into a Construction and Maintenance Agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). This cable operates at a total of 3,699 effective voice and 17,779 data circuits from Mumbai as also 3,349 effective voice and 5,084 data circuits respectively from Cochin as of March 2003. The Company also operates 4,123 Internet circuits on this cable system from Mumbai and 124 circuits from Cochin.

         The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2003, the Company operated 4,077 effective voice circuits and 4,501 effective data circuits on this cable system.

         The Company has also invested in the South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) cable. The total length of this link is 27,850 km with a design life of 25 years. As of March 31, 2003, the company operated 422 voice circuits and 2,376 data circuits on this cable system. The Company also utilized 5,859 Internet circuits on this cable.

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

Switches

         As of March 31, 2003, the Company had the capacity to connect 45,040 international telephone circuits or channels to its switches. Substantially all of the Company's telephone capacity is digital, provided by 17 digital switches installed at the Company's 10 gateway locations. Each gateway is linked to the other gateways via either the Company's own bandwidth or dedicated digital lines leased from BSNL or other bandwidth providers like Gas Authority of India Limited, Power Grid Corporation India Limited and others which permits multiple routing options for each call and provides the system with back-up capability in case of equipment failure or over-crowding at any gateway.

Other Facilities

         In addition to the circuits and switches described above, the Company's infrastructure includes various facilities used primarily for its specialized and value-added services. As of March 31, 2003, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 58 earth stations, terrestrial radio communication wires connecting the Company's international switches at three of its locations with its earth stations and a variety of hardware used for the Company's 22 Internet access nodes.

Review of the Useful Lives and the Consequent Carrying Values of Certain Assets

         The Company has initiated a review of the estimated useful lives and the consequent carrying values of certain long-lived assets. As and when such review is completed, it could result in a downward revision in the useful lives and the consequent carrying values of the assets. The Company is presently unable to quantify the effect, if any, that such review when completed would have on its financial condition and results of operations.

         Also see "Item 3. Key Information--Risk Factors--The Company has initiated a review of the useful lives and carrying values of certain long-lived assets which could result in a reduction in the carrying value of such assets."

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

LOCATION                                            AREA (IN ACRES)
---------------------------------------------------------------------
Dighi - Pune                                            524.00
---------------------------------------------------------------------
Halishahar - Kolkata                                     35.19
---------------------------------------------------------------------
Chattarpur - Delhi                                       58.00
---------------------------------------------------------------------
Greater Kailash - Delhi                                  70.00
---------------------------------------------------------------------
Padianallur - Chennai                                    85.94
---------------------------------------------------------------------
Total                                                   773.13
---------------------------------------------------------------------

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

         The High Court's decree, if and when passed, will have to be submitted to the stamp authorities for adjudication to ascertain the amount of stamp duty which has to be paid by the Company. Under the Bombay Stamp Act, 1958 the stamp duty shall not exceed an amount equal to 7 percent of the true market value of the immovable property located within the State of Maharashtra transferred by the Company to the Resulting Company or an amount equal to 0.7 percent of the aggregate of the market value of the shares issued by the Resulting Company and the amount of consideration paid for such demerger, whichever is higher. Under the Income-tax Act, the expenditure incurred by the Company wholly and exclusively for the purpose of demerger shall be allowed as a deduction equal to 1/5th of such expenditure for five successive years beginning from the year in which demerger takes place.

         No time period is specified in the Shareholders' Agreement or the Share Purchase Agreement for the demerger of the Surplus Lands. The Company cannot predict if and when the demerger will take place. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company. See "Item 3. Key Information--Risk Factors--The demerger of surplus land held by the Company may not be completed on satisfactory terms."

         CAPITAL EXPENDITURES

         See "Item 5. Operating and Financial Review and Prospects -- Capital Expenditures."

         INVESTMENTS

         See "Item 5. Operating and Financial Review and Prospects -- Investments."

         SALES AND MARKETING

         The Company has embarked upon the process of creating a sales and solutions organization for the corporate market in India. The team is intended to initially cover the principal cities of India such as Mumbai, Delhi, Bangalore, Chennai, Hyderabad, Kolkata, Ernakulam, Jalandhar and Kanpur. In all theses cities the Company intends to have its own sales-force that consists of a direct team and a channel team. The direct team will cover about 500 prime corporate accounts across the country. The Company's sales and marketing effort has a three-tier structure: the Company's sales force directly handles large corporate accounts; channel partners service small and medium enterprises; and retail service channels serve retail customers. The channel partners will be those that are currently system integrators or IT vendors who already have a presence in the small and medium enterprise (SME) market-place. Due to the convergence of IT and telecommunications and the complexities involved, the Company is also creating a solutions team which will provide support for complex projects. These teams will be supported by Customer Relations Management. The Company is also in the process of differentiating its offerings by providing various service levels among its different offerings. The Company is also a part of the Tata Indicom Enterprise Business Unit ("TIEBU") for focused coverage of large corporate accounts.

         LEGAL PROCEEDINGS

         The Indian tax authorities have taken the position that the Company is not entitled to tax deductions that it took in the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998 for license fees paid by it to the DOT. The Indian tax authorities claim that the Company owes approximately Rs.2,551 million, Rs.2,236 million, Rs.2,693 million, Rs.2,977 million and Rs.2,086 million in respect of the taxes due (including interest but excluding penalties and measured as of March 31, 2003) in connection with the license fees for the fiscal years ended March 31, 1994, 1995, 1996, 1998, respectively. The Income Tax Commissioner of Appeals (Mumbai) has ruled that the Company is entitled to take the license fee deduction for the fiscal years ended March 31, 1996, 1997 and 1998. The Income Tax Department has not appealed against this decision, and the time limit for appeal has expired. The Income Tax Appellate

Tribunal has ruled that the Company may take the license fee deduction for the fiscal year ended March 31, 1995. The Income Tax Department has appealed to the High Court against this decision. If the Company loses this appeal, there is a risk that the Income Tax Department may seek to claim the 1996, 1997 and 1998 amounts as well. The Income Tax Department's order disallowing the deduction for the fiscal year ended March 31, 1994 is still on appeal before the Income Tax Commissioner of Appeals, Mumbai. The Company, on the advice of counsel, believes that it has a strong case with respect to these claims. If, however, the Company is finally unsuccessful in all of the foregoing disputes and is required to pay the amounts claimed for each of the years in dispute, its aggregate liability for fiscal years 1994 to 1998 will be approximately Rs.12,543 million (US$
263.90 million), including interest but excluding penalties, measured as of March 31, 2003.

         The Indian tax authorities have also taken the position that the Company is not entitled to a tax benefit claimed by it in the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 with respect to certain of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. They claim that the Company owes approximately Rs.179 million, Rs.491 million, Rs.856 million, Rs.2,183 million and Rs.2,831 million in connection with taxes due (including interest but excluding penalties and measured as of March 31, 2003) on such profits for the years ended March 31, 1996, 1997, 1998, 1999 and 2000, respectively. The Company disputed these assessment orders and appealed to the Income Tax Commissioner of Appeals (Mumbai). For the fiscal years ended March 31, 1996, 1997, 1998, the Commissioner decided against the Company's claims. The Company has gone on further appeal for these three years to the Income Tax Appellate Tribunal. The dispute regarding the fiscal years ended March 31, 1999 and 2000 is still pending before the Income Tax Commissioner of Appeals (Mumbai). If the Company is finally unsuccessful in all of these disputes, its aggregate liability will be approximately Rs.6,540 million (US$ 137.60 million) including interest but excluding penalties, measured as of March 31, 2003.

         Furthermore, the Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during the fiscal year ended March 31, 1994. The tax authorities claim that the Company owes approximately Rs.2,853 million in respect of taxes due (including interest but excluding penalties) in connection with such reimbursements. The Company has already paid the entire amount with respect to this claim, but has appealed to the Income Tax Commissioner of Appeals (Mumbai).

         For the fiscal year ended March 31, 2000, the tax authorities have disallowed the company's write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc. (which filed for bankruptcy protection in the US in 2000), amounting to Rs.5,128 million. The tax demanded in this regard amounts to Rs.1,974 million, which has already been paid by the Company. However, the Company has appealed to the Income Tax Commissioner of Appeals (Mumbai) regarding this claim, and the matter is now pending.

         In addition, the Company is involved in lawsuits, claims, investigations and proceedings which arise in the normal course of its business. There are no such matters pending that the Company expects to be material to its business.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion of the results of operations and financial condition of the Company for the fiscal years ended March 31, 2001, 2002 and 2003 should be read in conjunction with the financial statements of the Company and the Notes thereto included elsewhere herein. The following discussion is based on the Company's audited financial statements for the fiscal years ended 2001, 2002 and 2003, which have been prepared by the Company in accordance with US GAAP. The Company's fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of that year.

INTRODUCTION AND OVERVIEW

         The Company is the leading provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 237 territories worldwide. The Company provides international telephone, telex and telegraph services and as of March 31, 2003, operated fourteen international switching and transmission facilities at ten locations ("gateways") - Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar, Kanpur, Bangalore and Hyderabad, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company is also licensed to provide national long distance service within India and is India's largest internet service provider.

         The Company derives the bulk of its revenue from payments from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from payments from BSNL, MTNL and other access providers in India for the delivery of international calls abroad. The Company shares with BSNL, MTNL and other access providers revenue received by it from foreign telecommunications administrations and carriers on incoming international calls terminating on India's domestic network, and also revenue received by BSNL, MTNL and other access providers from Indian domestic subscribers on outgoing international calls initiated on such network, in accordance with interconnect agreements between the Company, BSNL, MTNL and the other access providers. The Company also derives revenues from other services such as national long distance services and Internet services.

         The Company's traffic revenues are affected by the volume of voice and data traffic between India and other countries and the number of circuits it leases to customers, as well as the prices it sells these services at. Prices for voice and data traffic are based on tariffs the Company's agrees bilaterally with foreign administrations and on interconnect agreements the Company enters into with domestic fixed line and cellular operators. Over the last several years, the Indian communications market has experienced a significant increase in traffic volumes in all categories, significant growth in tele-density and high growth rates in the number of cellular subscribers. Consistent with global trends, the Indian market has also experienced a significant decrease in communications prices over the last several years, primarily driven by competition, regulatory pressures in India and abroad and overcapacity. The Company expects both these trends to continue for the foreseeable future.

         The Company's principal expenses consist of network and transmission costs, other operating costs that include staff costs, depreciation and administration expenses and the license fee the Company pays to the Government.

         The Company's network and transmission expenses consist of payments it makes to foreign administrations for terminating calls from India and payments it makes to BSNL, MTNL and other fixed line and cellular operators for calls that originate abroad and that are terminated in India, together with the costs of leasing satellite and undersea cable circuits that connect India to other countries. Payments that the Company makes to foreign administrations and to Indian fixed line and cellular operators are covered by the same agreements the Company has for revenue tariffs, and are subject to the identical trends as its revenues.

         The Company's financial condition and results of operations are affected by general economic conditions prevailing in India and the extent to which India's economy continues to modernize and further integrate with the global economy.

         Critical Accounting Policies adopted in preparing Financial Statements

         The Company's financial statements included in this annual report are prepared in accordance with US GAAP. US GAAP differs in certain material ways from the Company's general purpose financial statements which have been prepared in accordance with Indian accounting standards and laws. The Company's critical accounting policies under which the US GAAP financial statements included in this annual report have been prepared are as follows:

a.       USE OF ESTIMATES

         The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include traffic revenue, allowances for trade debts and other receivables and the valuation of unlisted investments.

b.       CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

c.       TRADE AND OTHER RECEIVABLES

         Trade and other receivables are stated at their expected realizable values, net of an allowance for doubtful debts. Amounts payable to and receivable from the same carriers and BSNL/MTNL are shown on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

d.       INVESTMENTS

         The Company accounts for its investments in securities of telecommunication satellite companies for which readily determinable fair values are available in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires that investments that are not classified as held to maturity or trading are classified as available for sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders' equity.

         Investments in telecommunication satellite companies which are not freely transferable and for which fair values are not readily obtainable are accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. These investments are reflected at cost less permanent impairment, if any. Declines in the value of investments that are other than temporary are reflected in earnings as realized losses, based on management's best estimate of the value of the investment.

         Entities where the Company controls between 20% and 50% of the working stock of the investee company are considered as affiliates/joint ventures and are accounted using the equity method.

e.       PROPERTY, PLANT AND EQUIPMENT

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

         Depreciation is charged on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their remaining estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

                                                                          YEARS
                                                                          -----
Buildings                                                                     61
Plant and machinery:
   Earth stations                                                             12
   Cables                                                                10 - 25
   Exchanges                                                                  12

   Other network equipment                                                     8
   Office equipment                                                           20
Computers                                                                      6
Furniture, fittings and motor vehicles                                     10-15

         Land acquired on lease is amortized over the period of the lease.

         Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, Accounting for Contributions Received and Contributions Made at fair value and recognized as revenue and an asset in the period received. Such assets are depreciated over their remaining useful economic lives.

         Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use ("IRU's") for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and amortized over the contracted period of use. The Company's current amortization policy complies with SFAS No. 142, Goodwill and Other Intangible Assets, which is applicable from fiscal years beginning after December 15, 2002.

         The Company has not and does not trade in IRU's or bandwidth or enter into any swap or other similar agreements relating to IRU's or bandwidth.

f.       IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS

         The Company periodically evaluates the carrying value of its long-lived tangible assets whenever events or circumstances indicate the carrying value of such assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use or disposition of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on the lower of the fair value and the net realizable value of the asset.

         In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed off by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that: (1) can be distinguished from the rest of the entity, and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

         The Company adopted SFAS No. 144 with effect from April 1, 2002, with no material impact on its results of operations, financial position or cash flows. However, see "Item 3. Key Information--Risk Factors--The Company has initiated a review of the useful lives and the consequent carrying values of certain long-lived assets which could result in a reduction in the carrying value of such assets."

g.       OPERATING LEASES

         Costs in respect of operating leases are expensed on a straight-line basis over the lease term.

h.       RETIREMENT BENEFITS

         Gratuity

         In accordance with Indian law, the Company provides for gratuity, which is a defined benefit retirement plan covering all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months subject to a maximum of Rs.350,000. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an external actuarial valuation carried out annually. The Company accounts for its liability for future gratuity benefits in accordance with SFAS No. 87, Employers' Accounting for Pensions.

         Leave encashment

         Leave encashment, which is a defined benefit plan, comprises of encashment of vacation entitlement carried forward by employees. These balances are encashable during the tenure of employment, on the employee leaving the Company or on retirement. The Company makes a provision towards leave encashment liability based on the total unavailed leave credited to each employee's account and his respective salary as at the end of each reporting date.

         Pension

         Pension contributions are charged to the statement of income based on actuarial valuation. Pension contributions mainly comprise the Company's share of contribution relating to Overseas Communications Service employees who were transferred to VSNL in the financial year ended March 31, 1990.

         Provident fund

         In addition to the above benefits, all eligible employees receive benefits from a provident fund, which is a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12 percent of the employee's salary (basic and dearness allowance). The contributions are made to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in the statutorily assured rate of return on the assets of the trust, which has remained constant at 9.5 percent during the years ended March 31, 2002 and 2003. Currently, the Company has no further obligation under the provident fund beyond its contribution, which is expensed when incurred.

i.       REVENUE RECOGNITION

         Revenues for long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized based upon contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers. The majority of revenues are derived from payments by BSNL/MTNL for completing outgoing calls made from India and from payments by foreign administrations for incoming calls that originate outside India.

         Income from Intelsat, Ltd. is accounted as dividend income and included as part of non-operating income.

j.       OPERATING AND OTHER EXPENSES

         The principal components of the Company's operating and other expenses are network and transmission costs, license fees paid to the DoT, light and power expenses and repairs to plant and machinery.

         Network and transmission costs include payments to BSNL/MTNL and other fixed and cellular operators in India for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from BSNL and other domestic operators and satellite circuits from satellite companies. As discussed in Note 1(d) to the financial statements included in this Form 20-F, the Company must pay a proportion of the amounts received from domestic operators to transit and destination foreign administrations. Similarly, a portion of the payments from the foreign administrations is paid to domestic operators for completing calls within India.

         Other operating costs include general and administrative expenses other than network and transmission costs and license fees, such as salaries, depreciation and other overheads.

k.       FOREIGN CURRENCY TRANSACTIONS

         The Company's functional currency is the Indian rupee. Foreign currency transactions are normally recorded at the exchange rates prevailing on the first working day of the month in which the transaction falls. In the case of traffic revenue and charges for the use of transmission facilities, foreign currency transactions are recorded at the exchange rate prevailing on the last day of the prior month. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.

l.       INCOME TAX

         Income tax comprises current income tax and the net change in the deferred tax asset or liability in the year. Deferred income taxes are accounted for using the asset and liability method for the future tax consequences of temporary differences between the tax basis and the carrying value of assets and liabilities.

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

m.       DIVIDENDS

         Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2002 and 2003, the amounts available for distribution are Rs. 8,338 million and Rs.7,786 million, respectively. Dividends declared for the years ended March 31, 2001, 2002 and 2003 were Rs.50, Rs.87.50 and Rs.8.50 per equity share, respectively. The Company paid dividends of Rs.760 million, Rs.35,625 million (including Rs. 21,375 million as special dividend) and Rs.3,563 million during the years ended March 31, 2001, 2002 and 2003 respectively.

n.       EARNINGS PER SHARE

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

o.       COMPREHENSIVE INCOME

         The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities, exchange differences on translation of foreign affiliates/joint ventures along with net income are components of comprehensive income.

p.       SEGMENT INFORMATION

         The Company identifies international telephony, Internet and leased line services as its operating segments. Operating segments other than the international telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and do not qualify as reportable segments. Segment-wise information has been provided in Note 25 to the financial statements.

OPERATING RESULTS

         The following table sets forth information regarding the Company's operating revenue for the fiscal years ended March 31, 2001, 2002 and 2003.

                                                                        YEARS ENDED MARCH 31,

                                                   2001              2002              2003              2003
                                                ----------     -----------------    ----------     -----------------
                                                               (RS. IN MILLIONS)                   (US$ IN MILLIONS)
                                                ----------------------------------------------     -----------------
OPERATING REVENUE
Incoming telephone                                46,674            41,503            27,143             571
Incoming telex                                       112                70                36               1
Outgoing telephone                                18,345            16,153             9,656             203
Outgoing telex                                       112                88                60               1
Leased circuits                                    3,140             3,584             4,231              89
Internet access services                           2,980             2,305             2,251              48
Other revenue                                        553             1,347             1,964              41
                                                  ------            ------            ------             ---

Total traffic revenue                             71,916            65,050            45,341             954
                                                  ------            ------            ------             ---

         Revenue

         The principal components of the Company's revenue are (1) payments from foreign telecommunications administrations and carriers for incoming traffic (prior to deducting amounts payable by the Company for outgoing traffic), which are typically denominated mostly in Special Drawing Rights ("SDRs") or US Dollars, and (2) payments from domestic operators for outgoing traffic (prior to deducting amounts payable by the Company for incoming traffic), which are denominated in Rupees. The major factors influencing revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with BSNL/MTNL and other private basic and cellular operators, settlement rates negotiated with foreign administrations and the Rupee/SDR and the Rupee/Dollar exchange rates. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement."

         Telephone Revenue. Revenue from telephone traffic historically has constituted the most substantial component of the Company's revenue, accounting for 90.41, 88.63 percent and 81.16 percent of revenue for the fiscal years, 2001, 2002 and 2003, respectively. The decline in telephone traffic revenue as a percentage of total revenue is due primarily to a significant decline in the settlement rates and to the increasing revenue contribution from specialized and value-added services such as Internet access and international leased lines.

         Telephone revenue decreased by 36.17 percent during fiscal 2003 as against the 11.32 percent decrease during fiscal 2002. The Company made its best effort to protect and maintain its volume of ILD traffic at almost the same level as in the previous year; it was greatly assisted in this by the continued flow of traffic from BSNL and MTNL based on the Government's directive to them to route calls through the Company as a "Most Favored Customer" for a fixed period. In fiscal 2003, incoming paid minutes of traffic carried by the Company were marginally lower than in fiscal 2002 whereas outgoing paid minutes were higher. Total paid minutes carried by the Company were marginally lower in fiscal 2003 compared to fiscal 2002. The Government allowed private players into the ILD business from April 1, 2002 and by July 2002, VSNL had two competitors in this business, Data Access and Bharti Tele-ventures Limited. The immediate effect of competition was that international call tariffs fell by about 50 percent during the next six months. This came on top of the Company's earlier tariff reductions effective April 1, 2002, with a peak rate reduction of around 15 percent. At the same time, settlement rates for incoming ILD traffic fell, reducing the Company's revenue retention per minute for incoming traffic.

         Incoming call revenues decreased by 34.60 percent during fiscal 2003 as against the 11.07 percent decrease during fiscal 2002. The decrease in revenue is attributable partly to a reduction in settlement rates and partly to the opening up of the sector to competition, which among other things resulted in a decline in the incoming paid minutes of traffic carried by the Company in fiscal 2003 compared to fiscal 2002. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal 2001, 2002 and 2003 decreased in US Dollar terms from US$0.46, to US$0.33 and to US$ 0.23 per minute, respectively as a result of decreases in settlement rates applicable to the Company. The Company is facing further declines in international settlement rates for incoming traffic, particularly with US carriers. See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangements--Payments to and from Foreign Administrations or Carriers."

         Outgoing call revenue decreased by 40.22 percent in fiscal 2003 as against the 11.95 percent decrease during fiscal 2002 primarily due to the significant fall in the tariffs in fiscal 2003. Declines in tariff rates for telephone services offered by the Company, including reduction in peak international call tariffs for fiscal 2000 by about 27 percent and fiscal 2001 by 20 percent approximately, was mandated by the TRAI. The TRAI had mandated a further 23 percent reduction in peak international call tariffs for fiscal 2002. The TRAI has since mandated a further reduction in tariffs of 16 to 20 percent for international long distance calls. Such tariff reductions occurred between October 1, 2000 and March 31, 2002. These declines in tariffs have been a major factor in adversely affecting revenues and have not been outweighed by the slight increase in the outgoing paid minutes of traffic carried by the Company in fiscal 2003 compared to fiscal 2002. Subsequently, in January 2003, the TRAI announced that the operators could fix the tariffs after taking its approval. See "Item 3. Key Information--Risk Factors--The Government's new tariff regime and competition could have a material adverse effect on our results of operations and financial condition." While further declines in tariff rates can be expected to increase traffic volumes, there can be no assurance that lower tariff rates will not lead to unfavorable revisions to the interconnect agreements with BSNL or MTNL or otherwise adversely affect the Company's business and prospects.

         Telex Revenue. Total revenue from telex services decreased from Rs.224 million in fiscal 2001, to Rs.158 million in fiscal 2002 and to Rs.96 million (US$ 2.02 million) in fiscal 2003. Such decreases are attributable principally to a switchover of customers from telex services to other forms of communication such as facsimile, telephone and E-mail. Telex revenue accounted for 0.31 percent of total traffic revenues in fiscal 2001, 0.24 percent in fiscal 2002 and 0.21 percent in fiscal 2003.

         Leased Circuits Revenue. Revenue from leased circuits increased by
14.14 percent during fiscal 2002 and by 18.05 percent during fiscal 2003, which is primarily attributable to an increase in transmission capacity.

         Internet Access Services Revenue. Internet access services were first introduced by the Company in India in August 1995. Revenues from Internet services were Rs.2,980 million, Rs.2,305 million and Rs.2,251 million (US$ 47.36 million) during fiscal 2001, fiscal 2002 and fiscal 2003, respectively, a decrease of 22.65 percent and 2.34 percent during fiscal 2002 and fiscal 2003, respectively. The decrease in Internet revenues is due to the significant reduction in tariffs over the period. The Company was initially the sole provider of Internet services in India. However, the Government announced a new Internet policy in November 1998 which allowed the entry of private Internet service providers. As of March 31, 2003, there were approximately 190 licensed Internet service providers in India. See "Item 4. Information on the Company--Industry Overview--Developments."

         In late 1998, the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. The Company and the DoT entered into a license agreement effective January 25, 1999, under which the Company was granted a license to provide Internet access service in six cities on a non-exclusive basis. Subsequently, as a part of the compensation package for the removal of monopoly two years ahead of schedule, an all-India license was provided.

         Other Traffic Revenue. Other traffic revenues include revenues from services such as the transmission of television signals, telegraph services, electronic mail, frame relay and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange and video conferencing. Revenue from these sources accounted for 0.77 percent of revenues in fiscal 2001, 2.07 percent in fiscal 2002 and 4.33 percent in fiscal 2003.

         Income from Satellite Consortia. Following the corporatization of Intelsat during July 2001 and Inmarsat during April 1999, any income we receive from Intelsat and Inmarsat would be in the form of dividends and no such income has been received either during fiscal 2002 or during fiscal 2003. Prior to its corporatization, Intelsat used to periodically distribute a portion of the surplus generated to its shareholders in proportion to their holdings.

         Operating Costs

         The principal components of the Company's operating costs are network and transmission costs, other operating costs and the license fee paid to the DoT.

         The following table sets forth certain information regarding the components of the Company's operating costs for the fiscal years ended March 31, 2001, 2002 and 2003.

                                                      YEARS ENDED MARCH 31,
                                        ------------------------------------------------
                                          2001         2002         2003         2003
                                                     (RS. IN                   (US $ IN
                                                     MILLIONS)                 MILLIONS)
                                        --------     ---------    --------     ---------
Network and transmission costs
Transmission costs to Domestic           27,341       23,050       13,528         285
Operators(1)

Transmission costs to foreign            13,866       10,721        6,741         142
administrations(2)
Other transmission costs                  3,943        5,806        5,775         121
Total                                    45,150       39,577       26,044         548
                                         ------       ------       ------         ---
Other operating costs including           4,752        6,701        6,076         128
depreciation
Government levy/license fee               5,022        5,393        4,037          85
                                         ------       ------       ------         ---

Total operating costs                    54,924       51,671       36,157         761
                                         ------       ------       ------         ---

(1) Out of such amounts, payments in respect of incoming telephone calls amounted to Rs.27,079 million, Rs.21,699 and Rs.12,805 million (US$
         269.41 million) for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

(2) Of such amounts, payments in respect of outgoing telephone calls amounted to Rs.12,578 million, Rs.9,684 and Rs.6,270 million (US$
         131.92 million) for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

         Network and Transmission Costs. Network and transmission costs include transmission costs to BSNL, MTNL and other access providers for incoming traffic and to foreign administrations and carriers for outgoing traffic (See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing

Arrangement"), as well as the cost of leasing certain transmission facilities, including lines from BSNL and other private providers as well as satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV.

         Transmission costs to domestic operators for incoming traffic decreased by 15.69 percent and 41.31 percent during fiscal 2002 and fiscal 2003 respectively, principally due to the decrease in interconnect charges. Payments to foreign administrations and carriers for outgoing traffic decreased by 22.68 percent and 37.12 percent in fiscal 2002 and fiscal 2003 respectively. This decrease was primarily as a result of decreases in settlement rates for outgoing traffic. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.51 per minute to US$0.34 per minute and to US$0.19 per minute for the fiscal years ending March 31, 2001, 2002 and 2003 respectively.

         The cost of leasing transmission facilities increased by 47.25 percent and decreased by 0.53 percent during fiscal 2002 and fiscal 2003 respectively. The increase in fiscal 2002 is primarily attributable to the increased cost of providing domestic connectivity to various services while the decrease in fiscal 2003 is primarily attributable to the surrender of satellite capacity.

         Other Operating Costs. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. During fiscal 2002 other operating costs increased by 41.01 percent and decreased by 9.33 percent during fiscal 2003. The increase in fiscal 2002 is primarily attributable to the higher staff cost due to accounting of compensation cost of the Company's Employee Stock Purchase Scheme and higher provision for bad & doubtful debts relating to certain foreign carriers, such as MCI Worldcom and Teleglobe Canada (both of which filed for bankruptcy protection). These unusual items were not applicable in fiscal 2003, contributing to the lower operating costs.

         License Fee. As per the new standard license agreement proposed by the Government, license fees payable to the DoT amount to 15 percent of adjusted gross revenues (which the Government defines as gross call revenues minus access charges actually paid to other carriers for carrying of calls minus service and sales taxes actually paid to the Government), whereas in fiscal years 2002 and 2001, the Company paid to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned under the revenue sharing agreement with DoT/BSNL. The change in the basis of computation led to a decrease of 25.14 percent in license fee cost during fiscal 2003.

         Operating Profit

         The following table sets forth certain information regarding the Company's gross telephone and operating profits for the fiscal years ended March 31, 2001, 2002 and 2003.

                                                       YEARS ENDED MARCH 31,
                                        ----------------------------------------------------
                                           2001        2002         2003           2003
                                                      RS. (IN                       US $
                                                     MILLIONS)                 (IN MILLIONS)
                                        ---------    ---------    ---------    -------------

Gross profit on telephone               Rs.25,362    Rs.26,273    Rs.17,724          373
services (1)
Operating profit                           18,152       13,379        9,184          193

(1) Telephone revenue net of interconnect charges paid to the domestic operators for incoming telephone calls and settlement charges paid to foreign administrations and carriers for outgoing telephone calls after prior year adjustments.

         Gross profit on telephone services increased 4.05 percent and decreased
32.54 percent in fiscal 2002 and fiscal 2003 respectively. The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of international calls to India and from payments from BSNL and MTNL for the delivery of international calls abroad. Consequently, the Company and BSNL/MTNL share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them. (See "Item 4. Information on the Company--Traffic Revenue and Revenue Sharing Arrangement").

         Investment and Other Income

         The following table sets forth certain information regarding the components of the Company's investment and other income for the fiscal years ended March 31, 2001, 2002 and 2003.

                                                     YEARS ENDED MARCH 31,
                                        -----------------------------------------------
                                          2001         2002         2003         2003
                                                     RS. (IN                   (US $ IN
                                                     MILLIONS)                 MILLIONS)
                                        --------     --------     --------     --------
Revenue from Intelsat                      1,160            -            -         -
Profit / (loss) on sale of                    (5)          (2)           1         -
investments
Exchange gains (Net)                       2,878          939          167         4
Interest Income (Net)                      3,963        4,380        2,368        50
Other income                                 185          434          257         5
Share of Loss in Affiliates                    -            -         (143)       (3)
                                        --------     --------     --------     -----
Total                                      8,181        5,751        2,650        56

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

         As of March 31, 2003, the Company held 9,015,314 ordinary shares, par value US$3.00 per share, of Intelsat, Ltd., a company incorporated under the laws of Bermuda. These shares represent 5.42 percent of the issued and outstanding ordinary shares of Intelsat. Intelsat has over 200 shareholders, including public and private communications companies and national governments from around the world. Intelsat is a leading provider of satellite communications services worldwide, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Intelsat's satellite network includes 24 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region.

         In March 2000, the US Congress passed the Open-market Reorganization for the Betterment of International Telecommunications Act, referred to as the ORBIT Act, the stated purpose of which is "to promote a fully competitive global market for satellite communication services for the benefit of consumers and providers of satellite services and equipment" by fully privatizing the intergovernmental satellite organizations, including Intelsat and its spin-off company, New Skies Satellite ("NSS"). The ORBIT Act, as amended in October 2002, requires Intelsat to conduct an initial public offering of its equity securities by December 31, 2003, which may be extended by the U.S. Federal Communications Commission to June 30, 2004. Depending upon stock market conditions at the time, existing shareholders might have the opportunity to participate in the offering. However, there is no certainty about the timing of such offering.

         During 1998-99, Intelsat as part of its restructuring process incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of par value Dutch Guilder 1 each to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99 and

1,000,000 shares of NSS in 1999-2000 in proportion to the investment share of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000. NSS announced a 10: 1 stock split prior to its initial public offer (IPO) in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2003 stands at 3,442,150 ordinary shares of par value 0.05 Euros each. The market value per share as of March 31, 2003 was US $
4.17 per share.

         Inmarsat, previously an inter-governmental organization, was privatized on April 15, 1999. The Company's shareholding in Inmarsat Ventures plc, (formerly Inmarsat Holdings Limited) is in proportion to its investment share upon privatization which represents 2.02 percent of the issued share capital of Inmarsat Ventures plc. The Company has been informed that in order to satisfy the provisions of the US ORBIT Act, Inmarsat may be required to undertake an initial public offering of its shares, which may, depending upon the stock market circumstances at the time, include the opportunity for existing shareholders to participate in the secondary offering. However, there is no certainty about the timing of such offering.

         TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd., initially formed with investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. The shares of TVCL are recorded at face value and consequently the Company has applied the provision for diminution in value of investments and written off these investments to their current fair value in the year ended March 31, 2000. As per the proposed restructuring plan undertaken by TVCL, Essel Shyam Communications Ltd. ("ESCL"), a company incorporated in India, has been identified as a strategic partner. Further, Telstra-Australia will exit the joint venture and the shareholders of TVCL comprising the remaining joint venture partners, namely the Company and IL&FS and the Employee Welfare Trust, will get 15% in the aggregate of the equity share capital of ESCL in exchange for their holding in TVCL. In addition, ESCL will pay cash compensation of Rs.20 million to the Company and IL&FS in the aggregate.

         The company has an equity interest of 19.9% in Tata Teleservices Limited ("TTSL"). The Company has the right to appoint two directors in TTSL. TTSL and its subsidiaries provide basic telephony and Internet services in Andhra Pradesh and Maharashtra. Investment in TTSL has been equity accounted in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

         Net Interest

         Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest income increased to Rs.4,380 million during fiscal 2002 from Rs.3,963 million in fiscal 2001. During fiscal 2003, interest income receivable decreased to Rs.2,368 million (US$ 49.82 million), which includes the interest on income tax refund of Rs.535 million (US$ 11.26 million). The decrease in other interest income is primarily due to decrease in the interest rates and in average bank deposits.

         Income before Taxation

         As a result of the above factors, income before taxation decreased by
24.01 percent from Rs.25,173 in fiscal 2001 to Rs.19,130 million in fiscal 2002. It further decreased by 38.14 percent to Rs.11,834 million (US$ 248.98 million) during fiscal 2003.

         Income Tax Expense

         The Company's effective income tax rates (including dividend tax of Rs.105 million, Rs.3,634 million and Rs.Nil million respectively) were 38.74 percent, 50.15 percent and 37.10 percent for fiscal 2001, fiscal 2002 and fiscal 2003, respectively. The effective income tax rates excluding dividend tax were
38.32 percent, 31.15 percent and 37.10 percent respectively compared to the effective statutory income tax rate of 39.55, 35.70 and 36.75 percent for all such fiscal years. The differences between the effective income tax rates and the effective statutory income tax rates were attributable to things such as exchange gains treated as capital receipts for income tax provision and writedowns in the value of our investments that are not allowed for tax and income tax exempt under tax holiday.

         Significant claims by the revenue authorities in respect of income tax matters are in respect of:

         (a) expenditure on license fees for the fiscal years 1994-98 disallowed by the revenue authorities;

         (b) deductions claimed under Section 80-IA of the Income Tax Act for the fiscal years 1996-2000 disallowed by the revenue authorities; and

         (c) reimbursement by DoT of income tax paid by the Company on the DoT levy during fiscal year 1993-94, which has been taxed by the revenue authorities.

         The Company has contested these claims, which are in various stages of appeal. For a description of these claims and the amounts involved, see "Item 4. Information on the Company -- Legal Proceedings."

         Net Income

         As a result of the above factors, net income decreased by 38.16 percent in fiscal 2002 to Rs.9,537 million from Rs.15,422 in fiscal 2001. It further decreased by 21.95 percent in fiscal 2003 to Rs.7,444 million (US$ 156.62 million).

         Recent Accounting Pronouncements

         SFAS NO. 143

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will become applicable to the Company for its fiscal year beginning on April 1, 2003, and when adopted, is not expected to have any impact on the results of operations, financial position or cash flows.

         SFAS NO. 146

         In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring". The principal difference between SFAS No. 146 and Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.

Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its financial position or results of operations.

         SFAS NO. 148

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement 123 required prospective application of the fair value recognition provisions to new awards granted after the beginning of the period of adoption. When Statement 123 was issued in 1995, the Board recognized the potential for misleading implications caused by the "ramp-up" effect on reported compensation cost from prospective application of the fair value based method of accounting for stock-based employee compensation to only new grants after the date of adoption. However, the Board was concerned that retroactive application would be excessively burdensome to financial statement preparers because the historical assumptions required to determine the fair value of awards of stock-based compensation for periods prior to the issuance of Statement 123 were not readily available. This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

         SFAS NO. 149

         In February 2003, the FASB issued SFAS No. 149, Amendments of Statement No. 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. This Statement is effective for contracts entered into or modified after June 30, 2003. All provisions of this Statement should be applied prospectively.

         FIN 45

         In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB No 5, 57 and 107 and rescission of FASB interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this

Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981, which is the effective date of Interpretation 34.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal capital resources are primarily generated from its operations. In addition, the Company borrows funds for short term requirements from time to time in order to meet temporary working capital needs. The Company believes that its cash and cash equivalents and ability to borrow will be sufficient to meet its liquidity requirements in the near future.

         The Company generated Rs. 23,075 million, Rs. 9,485 million and Rs. 9,861 million (US$ 207.47 million) in cash flows from its operations for fiscal 2001, 2002 and 2003, respectively. Net cash provided by operations consisted primarily of net income as increased by depreciation, reduction in trade and other receivables and accrued expenses and other liabilities, which is partly offset by a decrease in trade payables.

         The Company used Rs. 41,416 million, generated Rs. 26,068 million and used Rs. 11,697 million (US$ 246.10 million) of its cash flows for its investing activities for fiscal 2001, 2002 and 2003, respectively. Net cash used in investing activities that involved the acquisition of additional property, plant and equipment was Rs. 4,238 million, Rs. 2,509 million and Rs. 2,868 million (US$ 60.34 million) for fiscal 2001, 2002 and 2003, respectively. In fiscal 2001, the Company invested Rs. 37,272 million in short term deposits whereas in fiscal 2002 there was a net withdrawal of Rs. 28,581 million from short term deposits for making the dividend payment of Rs. 35,625 million. In fiscal 2003, there was an increase in short term deposits of Rs. 5,845 million (US$ 122.97 million) due to additional deposits with maturities exceeding 90 days. During fiscal 2003, the Company made investments of Rs. 2,987 million (US$ 62.84 million) in TTSL and UTL.

         The Company used Rs. 760 million, Rs. 29,874 million and Rs. 5,774 million (US$ 121.48 million) of its cash flows for its financing activities for fiscal 2001, 2002 and 2003, respectively. This primarily consisted of net proceeds of short term borrowings of Rs. 5,751 million in fiscal 2002 and repayment of short term borrowings of Rs. 2,211 million (US$ 46.52 million) in fiscal 2003, together with the regular dividend paid of Rs. 760 million, Rs. 2,850 million and Rs. 3,563 million (US$ 74.96 million) during fiscal 2001, 2002 and 2003, respectively. In fiscal 2002, in anticipation of the Company's privatization, the Company paid an additional Rs. 32,775 million (US$ 689.56 million) as a special dividend.

         As of March 31, 2003, the Company's cash and cash equivalents were Rs. 272 million (US$ 5.72 million) as against Rs. 7,881 million as of March 31, 2002, reflecting a decrease of Rs. 7,609 million (US$ 160.08 million) mainly because during the year the Company kept its funds in deposits with a maturity of more than 90 days as against deposits with a maturity of less than 90 days kept during the previous year. This was because the Company did not anticipate any significant short term funding requirements during the year. Deposits with a maturity of more than 90 days appear as short term investments rather than cash and cash equivalents in the Company's financial statements. This reduced the cash and cash equivalents as on March 31, 2003 compared to March 31, 2002 but increased short term investments from Rs. 10,361 million (US$ 217.99 million) as on March 31, 2002 to 17,052 million (US$ 358.76 million) as on March 31, 2003. Also see Notes 3 and 4 to the financial statements appearing in this annual report.

         The Company's working capital, which the Company defines as the excess of current assets (including short term investments) over current liabilities, increased from Rs. 28,056 million as of March 31, 2002 to Rs. 28,428 million (US$ 598.11 million) as of March 31, 2003. This increase is primarily due to the following reasons:

         a) Increase in short-term investments from Rs. 17,469 million as on March 31, 2002 to Rs. 23,314 million (US$ 490.51 million) as on March 31, 2003.

         b) During fiscal 2003, the Company made short term borrowings of Rs. 3,540 million (US$ 74.48 million) to pay for income tax demands to enable the Company to keep its surplus funds in short-term investments yielding higher interest rates. In comparison, short term borrowings in fiscal 2002 were Rs. 5,751 million.

         c) Trade payables decreased from Rs. 5,728 million as on March 31, 2002 to Rs. 2,422 million (US$ 50.96 million) as on March 31, 2003 due mainly to a reduction in settlement rates with respect to basic telephony.

         d) Increase in other assets (comprising payment of advance tax-net of provisions for tax, advance paid for capital goods, prepaid expenses and inventories) from Rs. 8,293 million as on March 31, 2002 to Rs. 12,803 million (US$ 269.37 million) as on March 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

         The Company does not have any off-balance sheet financing arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         The Company had the following contractual and commercial commitments as of March 31, 2003:

CONTRACTUAL OBLIGATIONS

                                                    PAYMENTS DUE BY PERIOD
                                                         (RS.MILLION)
                                      ----------------------------------------------------
                                               LESS THAN      1-3        3-5     MORE THAN
                                      TOTAL      1 YEAR      YEARS      YEARS     5 YEARS
                                      ------   ---------     -----      -----    ---------
Purchase obligations                   1,314      1,309          5        Nil        Nil
Other long term liabilities           11,063      2,829      4,138      3,096      1,000
reflected on the issuer's balance
sheet under GAAP
Total                                 12,377      4,138      4,143      3,096      1,000

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

         As a result of privatization as well as the deregulation of the industry, the Company's capital expenditure opportunities have also changed. Prior to privatization, the Company was significantly constrained in its ability to plan and undertake capital investments. Following its privatization, the Company's opportunities have expanded, and the Company is in the process of reviewing and crystallizing its business plan and capital expenditures.

         The Company henceforth intends to prepare and modify as necessary annual capital expenditure plans to reflect the changing competitive market. The Company hopes to achieve topline growth in its existing voice and data business, and Internet dial up services, while simultaneously backward integrating by entering into the NLD market. The Company also expects to introduce newer technologies such as Asynchronous Transfer Mode, In-Platform, Voice Over Internet Protocol and Service Level Agreement Enablement in its network. The Company also expects to equip its infrastructure to provide new value added services like Bandwidth on Demand, Virtual Private Network services, and Broadband Services.

Planned Capital Expenditure

         The capital expenditure intended for use on expansion of ILD switch capacity, ATM network, NLD network and upgradation of IT facilities was partly spent in 2002-03. The efforts in these directions will continue in 2003-04, in the major areas described below:

         The Company has planned the following projects, to increase revenues from its existing service portfolio and to generate new revenue streams. These plans are subject to ongoing review and modification by the Company's Board of Directors in light of changing competitive conditions and the Company's financial condition and results of operations.

                                                 PROJECT OUTLAY DURING
                                                       2003-04
                                                 ---------------------
                                                   RS.           US$
                SCHEME                           MILLION       MILLION
-----------------------------------------        -------       -------
International Long Distance (ILD)- Voice             356           7
National Long Distance (NLD)- Voice                2,450          51
Corporate Data                                       312           7
Retail -Internet Services                            415           9
Network Management System                            335           7
Others                                               387           8
New Cable Acquisition                              4,700          99
Investment/Diversification                         2,310          49
                                         TOTAL    11,230         236

Some significant areas of capital expenditure and investment planned for the year 2003-04 are as follows:

         Centralized Network Management System ("CNMS"):

         The implementation of CNMS is with a view to effectively manage the Company's ILD and NLD services by establishing a network management system framework. The objectives of CNMS are to improve the quality of the Company's services and the Company's responsiveness to customers. To this end, the CNMS framework is intended to reduce the average time taken by the Company to identify and correct network faults, and to enhance the procedures by which the Company maintains its systems and network. The capital expenditure planned for CNMS is Rs.335.30 million (US$ 7.05 million) for 2003-04.

         ITMC Redesign

         The International Transmission Maintenance Centre is the backbone of the Company's network, and the Company plans to achieve a network availability level of 99.99 percent. The project involves the expansion and upgradation of existing network elements, phasing out old equipment and simplifying the network's architecture. The Company hopes that this project will result in high circuit uptimes (i.e., times when the circuit is functional) for our customers and enable us to achieve an overall improvement in operational effectiveness. The project cost is estimated Rs. 140.8 million (US$ 2.96 million).

         New Cable Acquisitions

         In order to meet customers' bandwidth demands, the Company plans to acquire additional international bandwidth capacity. VSNL has planned to invest Rs.4,700 million (US$ 98.88 million) in international cable capacity in fiscal 2003-04. A major bandwidth acquisition will be capacity on the SEA-ME-WE4 cable.

         Expansion of Switching Facilities in New Delhi and VOIP Gateways:

         Expansion of switching facilities is necessitated due to the increase in the traffic in New Delhi and due to the fact that the existing switches in New Delhi have become obsolete. The planned capital expenditure for this expansion is Rs.31.60 million (US$ 0.66 million) in fiscal 2003-04.

         The Company anticipates significant growth in "voice over internet protocol" ("VOIP") traffic in the coming years. In order to equip itself adequately to carry the increasing VOIP traffic the Company plans to install two advanced VOIP gateways in New Delhi and Jallandhar during fiscal 2003-04. The capital expenditure for the installation of the gateways is estimated to be Rs.9.6 million (US$ 0.66 million).

         SLA Verification System

         Responding to market needs, VSNL needs to provide SLA (Service Level Agreement) facilities to Corporate Data customers. This envisages the setting up a fail-proof Internet system infrastructure, which means that each critical equipment in the system would have both online and offline equipment and would switch between one another in case of failure. The capital expenditure planned is Rs. 80 million (US$ 1.68 million) spread over two years.

         IN Platform and ATM Expansion

         The IN platform provides the ability to offer several new services. ATM expansion can reduce bandwidth used. ATM is a high speed, low delay, multiplexing and switching technology that can support many types of user traffic including voice, data, and video applications. ATM is a flexible service that can be used by customers that require international point to point connectivity, point to multi-point connectivity and multi-point to multi-point connectivity. The IN-platform and ATM Expansion were commissioned in March 2003, though the payments will be effected in 2003-04. The cash outflow is expected to be Rs.202 million (US$ 4.25 million) in 2003-04.

         National Long Distance Services Rollout

         The Company has been given a license to operate NLD services as part of the compensation for the early termination of its ILD monopoly. The Company plans to cover the area for which it has been granted a NLD license with a fiber optic backbone, which will be used by the Company to provide advanced voice, video and data transmission services. The Company was required to provide a performance bank guarantee for Rs.4,000 million (US$ 81.92 million) against its obligations under the NLD license agreement. Under the license agreement, the Company is committed to roll out its network by establishing points of presence in 322 national points of presence or Long Distance Charging Areas ("LDCA",) across the country in a phased manner as stipulated below:

----------------------------------------------------------------------------------------------------------
                                      Cumulative percentage of national        Cumulative percentage of
                Time Period (from     coverage at LDCA level where point of    coverage of uneconomic and
Phase           February 8, 2002)     presence has to be established           remote areas
----------------------------------------------------------------------------------------------------------
I                   2 years                          15                                   2
----------------------------------------------------------------------------------------------------------
II                  3 years                          40                                   4
----------------------------------------------------------------------------------------------------------
III                 4 years                          80                                   7
----------------------------------------------------------------------------------------------------------
IV                  7 years                         100                                All (43)
----------------------------------------------------------------------------------------------------------

         Each phase listed above is considered an independent obligation and upon completion of each phase, Rs. 1000 million (US$21.04 million) will be released from the Company's performance bank guarantee. The Company has built a part of its own NLD fiber optic backbone and further investment is envisaged over the next three years, which the Company expects will meet its obligations under the NLD license.

         Accordingly, the Company has plans to lay a fiber optic backbone connecting an estimated 260 LDCAs in fiscal years 2003-04, 2004-05 and 2005-06. As of March 31, 2003, 60 LDCAs had been completed. The Company plans to complete an additional 115 LDCAs by March 31, 2004. For coverage of all 322 LDCAs in a phased manner over the seven-year time frame ending February 7, 2010, the Company plans to invest an estimated Rs. 7220 million (US$ 151.90 million).

         In fiscal 2003-04, the Company plans to invest Rs. 2,450 million (US$
51.55 million) in developing this network.

         Information Technology Facilities

         The Company plans to upgrade and implement state of the art systems such as internet data centre facilities, billing mediation systems, customer relationship management systems, least cost routing systems and enterprise resource planning facilities. The proposed capital expenditure provisioned for these systems is Rs. 648.70 million (US$ 13.65 million) for fiscal 2003-04.

         Prior Period Capital Expenditures

         The following table sets forth the actual capital expenditures of the Company under the revised Ninth Five Year Plan, covering the period April 1997 to March 2002, by type of investment for the periods indicated. Subsequent to the privatization of the Company, the capital expenditures for the fiscal year 2003 were under the purview of the Company's annual operating plan for the year rather than the Five Year Plan.

                                                                YEAR ENDED MARCH 31,
                                               ------------------------------------------------------
                                               1998      1999      2000      2001      2002      2003
                                               ----      ----      ----      ----      ----      ----
                                                                (MILLIONS OF RUPEES)
Transmission .............................     1,062     3,513     1,464     1,620     1,279       994
Switching ................................       294       202        50        11       245       242
Specialized and value-added Services .....       323       662       659       609       225       194
Satellite mobile services ................       521        62         6         0         0         0
Restoration/replacement ..................        29        41        36        58        15         0
Technical and office equipment ...........       247       330       153       300       108       383
Buildings and civil works ................       180       163       582       529        42       103
Capital contributions to                         786       671       922       309        66         0
   Intelsat/Inmarsat and IRUs ............
NLD Projects                                       0         0         0         0         0      1379
Other projects and investments ...........     1,135     1,972       442        36        22      3004
                                               -----     -----     -----     -----     -----     -----

     Total ...............................     4,577     7,616     4,314     3,472     2,002     6,299
                                               =====     =====     =====     =====     =====     =====

INVESTMENTS

         United Telecom Limited (UTL)

         The Company, along with Telecommunication Consultants of India Limited, MTNL and Nepal Ventures Private Limited, has formed a joint venture company called "United Telecom Limited" to provide basic services in Nepal through the use of wireless in local loop technology. UTL started providing services in September 2003.

         The Company has an equity stake of 26.66 percent in UTL. The Company invested Rs.183.325 million (US$ 3.85 million) towards contributions to equity in UTL in fiscal 2003 and plans to invest a further Rs.133 million (US$ 2.80 million) in the current fiscal year 2003-04. Therefore, the total investment of the Company in UTL will be Rs.333 million (US$ 7.01 million) for 26.66 percent of the total equity.

         ICO Global Communications (Holdings) Limited

         ICO, a company registered in Bermuda, was incorporated in January 1995 to provide Global Mobile Personal Communications Services. ICO was listed on NASDAQ in July 1998. The Company has invested a sum of US$150 million in ICO.

         As of March 31, 1999, the Company's investment in ICO stood at Rs.5,471 million (US$ 115.11 million). On August 27, 1999, ICO filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the District of Delaware. In May 2000, ICO emerged from bankruptcy protection with a plan to reduce the equity stake of the existing investors to 1 percent. The Company had, therefore, made a provision for a loss of 99 percent of its investment in ICO in its financial statements for the fiscal year ended March 31, 1999. The Company recognized a charge of Rs.5,416 million (US$ 113.95 million) and Rs.54 million (US$ 1.14 million) as permanent impairment in the fiscal years ended 1999 and 2000, respectively. Subsequent to March 31, 2000, the Company has been allotted 180,053 shares of New ICO, representing 0.65 percent of the total equity of New ICO. In addition, the Company has been allotted 975,398 warrants, each convertible into two Equity Shares of New ICO upon the payment of US$90 per warrant. Such warrants are exercisable until May 15, 2006.

         Intelsat, Ltd.

         The International Telecommunications Satellite Organization, was created on an interim basis in 1964 as an intergovernmental organization in order to establish and operate a global satellite system. Intelsat was formally established in February 1973 upon entry into force of an international treaty. On July 18, 2001, Intelsat converted into a private limited company incorporated in Bermuda, called Intelsat, Ltd. As of March 31, 2003, the Company held 9,015,314 ordinary shares, par value US$3.00 per share, of Intelsat. These shares represent 5.42 percent of the issued and outstanding ordinary shares of Intelsat.

         Post corporatization, the Company's investment in Intelsat, Ltd. has been accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, at cost since the fair value of equity shares is not readily obtainable.

         The ORBIT Act, as amended in October 2002, requires Intelsat to conduct an initial public offering of its equity securities by December 31, 2003, which may be extended by the U.S. Federal Communications Commission to June 30, 2004. Shareholders of Intelsat might be given the opportunity to participate in any such offering.

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

         NSS announced a 10:1 stock split prior to its initial public offering in October 2000 and redesignated its shares from Guilders to Euros. The Company's total holding in NSS as of March 31, 2003 stood at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 31, 2003 was US$4.17 per share.

         International Maritime Satellite Organization ("Inmarsat")

         Inmarsat was an intergovernmental organization with membership from 88 countries providing satellite mobile communications in air, on land and at sea. Inmarsat converted to a private limited company incorporated in England and Wales effective April 15, 1999. Upon corporatization, the Company's investment in the holding company, Inmarsat Holdings Limited, stood at 202,219 shares representing approximately 2.02 percent of the paid up capital. Subsequently, there was a 10:1 stock split in March 2001. The Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures plc.

         The Company plans to invest Rs.79 million (US$ 1.66 million) in Inmarsat for the fiscal year 2003-04.

         TVC India Private Limited (formerly Telstra Vishesh Communications Limited) ("TVCL")

         TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd.("ILFS"), initially formed with investment equity in the ratio of 40:40:20. Currently, VSNL holds Rs.92 million (US$ 1.94 million) out of the Company's total paid up capital of Rs.314 million (US$ 6.61 million). TVCL undertakes turnkey VSAT projects for large organizations besides providing consultancy and facility management services. As a result of Telstra's exit from the joint venture, the company is being restructured and a new partner, Essel Shyam, has been inducted. As a part of the reorganization of TVCL, VSNL is to receive shares of Essel Shyam Limited in lieu of its holding in TVCL. However, in view of the difficult financial position of TVCL, VSNL has decided to write off Rs.92 Million (US$ 1.94 million) during 2002-03.

         Tata Teleservices Limited ("TTSL")

         TTSL is a company of the Tata Group, which along with its subsidiaries is licensed to provide basic telephony in the Indian states of Andhra Pradesh, Delhi, Gujarat, Karnataka and Tamil Nadu and has an equity interest in Maharashtra (including Mumbai) and is assessing Kerala, Punjab, Haryana and Uttar Pradesh. Since the Company has no direct access to voice customers, the investment in TTSL could give the Company substantial access to end users.

         The VSNL board constituted a committee to examine the modalities of the investment in TTSL and reviewed the findings at its meeting on October 21, 2002. The committee decided that VSNL would invest up to Rs.8,350 million (US$ 175.68 million) in TTSL's equity over a seven-year period. The committee also decided that the investment should be made at par, based on various valuations including an independent valuation by ICICI Securities, which the committee had appointed. Accordingly, during 2002-03, VSNL invested Rs.2,804 million (US $ 58.99 million) in exchange for 19.9 percent of TTSL's equity.

         A further investment is planned in the current fiscal year 2003-04 of Rs.1,873 million (US$ 39.41 million) inclusive of a spillover payment of Rs.380 million (US$ 7.99 million) from fiscal year 2002-03.

         VSNL America Inc.

         Subsequent to the end of fiscal 2003, the Company invested US$ 750,000 in its newly formed, wholly owned subsidiary VSNL America Inc. The main purpose of this investment is to expand the Company's International Virtual Private Network business in the US. International Virtual Private Network services is a rapidly growing business, serving the global needs of Indian IT services companies and as well as other large corporations.

         VSNL Lanka Ltd.

         The Telecommunications Regulatory Commission of Sri Lanka has opened Sri Lanka's ILD sector for outside providers to provide External Gateway Services in Sri Lanka. The international long distance market in Sri Lanka opened up in August 2002. Subsequent to the end of fiscal 2003, the Company acquired an External Gateway Services license against a license fee of US$60,000, which allows the Company to offer ILD voice and data services in Sri Lanka. The Sri Lankan market is estimated at 400 million ILD minutes annually. The Company has plans to invest Rs. 90 million (US$ 1.89 million) in VSNL Lanka in the current fiscal year.

         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         The Company conducts its own internal research activity in order to achieve its strategic goals and to participate in current technological advancements. The Company plans to invest in internal research and development. The main focus of the Company's internal research and development activity is software development for communications applications and the development of telecommunications equipment for specific requirements of the Company. The research and development of the Company with respect to communications applications has focused, in recent years, on web based electronic data interchange, store and forward fax applications and graphic user interface terminals for Internet applications.

         In accordance with the accounting policy on research and development adopted by the Company in fiscal year 2000, all costs incurred on research and development by the Company are charged to the income statement under the relevant line items. In addition, costs incurred with respect to the purchase of capital equipment for research and development are capitalized.

         REVIEW OF USEFUL LIVES AND THE CONSEQUENT CARRYING VALUES OF CERTAIN ASSETS

         The Company has initiated a review of the estimated useful lives and the consequent carrying values of certain long-lived assets. As and when such review is completed, it could result in a downward revision in the useful lives and the consequent carrying values of the assets. The Company is presently unable to quantify the effect, if any, that such review when completed would have on its financial condition and results of operations. Also see "Item 3. Information on the Company--Risk Factors--The Company has initiated a review of the useful lives and the consequent carrying values of certain long lived assets which could result in a reduction in the carrying value of such assets."

         TREND INFORMATION

         While the Company currently continues to generate most of its revenues from its ILD telephony business, there is no certainty that this could be so in the future. This is because the opening of this business to competition from April 2002 has continued to result in increased competitive pressure for volumes. Simultaneously, prices have also dropped steeply over the last twelve months because inbound carriers now have the choice of sending traffic through several operators. The Company's "most favored customer" status over traffic from BSNL, which controls nearly over 85 percent of outgoing traffic, comes

\
to an end in February 2004. There is no certainty that BSNL or MTNL will continue to route their traffic through the Company after February, 2004. In the event of this happening, the Company's outgoing traffic could be substantially affected.

         The Company, however, has certain new initiatives in place including an association with Mobile First (an alliance of private operators) for carrying their outgoing international traffic. The Company believes that such initiatives will enable it to compete better in the current environment.

         The Company's success in the ILD and NLD business also depends on the ability to access retail customers who choose the Company's service. A key element in this process is the implementation of the Carrier Access Code system, which will enable customers to choose the ILD and NLD operators of their choice. The speed of implementation of the Carrier Access Code depends on Government policy, which is currently unclear.

         The BPO and ITS markets in India have been growing rapidly, which could result in significant speedy growth in the Company's Corporate Data transmission business. However, the presence of new competitors with large amounts of bandwidth is reducing prices for these services. The Company hopes that the introduction of innovative pricing, differentiated packages and diverse offerings will enable it to compete effectively in these businesses.

         The Company is the largest Internet service provider in the country. However, the growth in subscribers may not result in revenue growth because in our experience, new subscribers tend to be less active users. It is possible that the market may move towards other bandwidth intensive applications, such as video on demand, gaming, interactive education etc. Many of the Company's competitors, such as Bharti Tele-ventures, have acquired large amounts of bandwidth, and the Company might have to reposition itself to compete effectively in bandwidth intensive businesses.

         The Company has initiated a review of the estimated useful lives and the consequent carrying values of certain long-lived assets. As and when such review is completed, it could result in a downward revision in the useful lives and the consequent carrying values of the assets. The Company is presently unable to quantify the effect, if any, that such review when completed would have on its financial condition and results of operations.

BUSINESS OUTLOOK FOR FISCAL 2004

         Based on currently available information, the Company expects its business outlook for the fiscal year ending March 31, 2004 to be as follows:

         Under the Company's annual operating plan, gross revenue for the fiscal year ending March 31, 2004 is expected to be in the range of Rs. 34,000 million (US$ 715.34 million). Of this amount, the Company has achieved approximately Rs. 8,403 million (US$ 176.79 million) in gross revenue for the first quarter ending June 30, 2003 as measured in accordance with Indian GAAP.

         The above mentioned expectations and projections regarding trends and our future performance are forward-looking statements. These expectations and projections are based on currently available economic and financial information along with our operating plans and are subject to future uncertainties that could cause actual results to differ materially from those that may be indicated by these statements. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         DIRECTORS AND OFFICERS OF THE COMPANY

         The Company's Articles of Association ("Articles") provide for a Board of not less than three and not more than twelve Directors. The Company's Board of Directors has ultimate responsibility for the administration and management of the affairs of the Company. The Articles of Association of the Company were extensively amended at the 16th Annual General Meeting held on August 20, 2002, to be in consonance with the provisions of the Shareholders' Agreement and Share Purchase Agreement. The amended Articles prescribe the rights of the Government of India and Panatone Finvest Limited as agreed under Shareholders' Agreement to be exercised through their nominee directors on the board, if at the Board meeting, or through its authorized representative, if at the shareholders meeting as described in "Item 10. Additional Information--Memorandum and Articles of Association".

         On February 13, 2002 the Government of India ("GOI"), Panatone Finvest Limited ("Strategic Partner"), Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited ("Principals") signed a Shareholders' Agreement ("SHA") as per the provisions of which the GOI transferred 7,12,50,000 Equity Shares owned by the Government, representing 25 percent of the aggregate number of the issued and outstanding Equity Shares of the Company which were sold to the Strategic Partner pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement ("SPA"). As per the provisions of the SPA and SHA, the composition of the Board of Directors of the Company is determined as given below.

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

                           (a) Notwithstanding anything to the contrary contained in the SPA and SHA (i) the Government shall have the right to appoint two non retiring Directors so long as the Government holds at least 10 percent of the voting equity share capital of the Company and (ii) the Government shall be entitled to appoint one non retiring director on the Board so long as the Government is a shareholder in the Company.

                           (b) Subject to the provisions of sub clauses (c) above and (e) below, if a Person, other than a Party to the SHA ("Party"), to whom the Government, Panatone Finvest Limited or a party to the SHA ("Shareholder") as the party to the SHA has transferred its Shares (or any equity rights or interests therein) or renounced the Right pursuant to the SHA, requests the right to nominate one or more directors, and at the time of such request, such request complies with the requirements of the Act, the right to nominate one or more directors (depending on the percentage of the equity share holding in the Company held by the Shareholder who has transferred the Shares or renounced the Right, as the case may be) shall be taken from such Shareholder who has transferred the Shares or renounced the Right, as the case may be and not from the other Shareholders and such request shall not be fulfilled by increasing the total number of directors constituting the Board. For the purpose of clarity and removal of doubt, if at any time after the expiry of three years from the Closing, Panatone Finvest Limited, together with its Affiliates, holds less than 25 percent of the voting equity share capital of the Company, the composition of the Board shall be suitably changed in accordance with the provisions of the Act.

                           (c) Notwithstanding the foregoing, at least three-fourths of the total number of directors on the Board shall, at all times, be Indian Nationals.

                           (d) For purposes of clarity and avoidance of doubt, the Government and Panatone Finvest Limited agree that if additional independent directors are required to be appointed to the Board to comply with any Laws or regulation or to comply with the provisions of any listing agreement, then, by mutual agreement between the Government and Panatone Finvest Limited, either the strength of the Board shall be increased to the extent required or the number of directors that each of the Government and Panatone Finvest Limited shall be entitled to appoint under paragraphs (a) and (b) above shall be proportionately reduced.

                           (e) The proportion of representation of the Parties to the SHA on any committees or sub-committees of the Board shall be the same as that of the Parties on the Board.

                           (f) In the event that the Board constitutes a share transfer committee for the purpose of effecting the transfer of the Shares, such share transfer committee shall include one nominee of Panatone Finvest Limited and the Government each.

                           (g) Panatone Finvest Limited, Principal(s) and the Government shall cause the Company to take all and any steps as may be required under the Act to effect the appointment of the directors. Each of the Government and Panatone Finvest Limited shall be entitled to remove and replace its nominees (except the independent directors) from time to time as provided in Article 5.3 of the SHA. Both the Government and Panatone Finvest Limited shall vote the Equity Shares held by them to elect the directors nominated/appointed in accordance with this Agreement. As long as Panatone Finvest Limited holds 25 percent of the then-outstanding Equity Shares, one of the directors nominated by Panatone Finvest Limited shall be the Managing Director of the Company.

                           (h) If any director is reasonably expected to be or is absent for a period of not less than three (3) calendar months from India where the registered office of the Company is located, the Board may, at a meeting of the Board or by circulation of a written resolution of the Board in accordance with applicable Law, appoint an alternate director. The alternate director shall be an individual nominated by the director in whose place such alternate director is being appointed, and the Shareholders shall cause their nominees on the Board to approve the appointment of such individual as an alternate director.

                           (i) Each Shareholder shall be entitled to remove any director appointed by it to the Board by Notice to such director and the other Parties. Any vacancy occurring on the Board by reason of retirement, death, disqualification, resignation, removal or the inability to act of any director for any reason whatsoever shall be filled only by another nominee of the party whose nominee was so affected so as to maintain a Board consisting of the number of nominees specified above. Retirement of any director shall also be subject to any applicable provisions in the Articles of Association.

         On February 13, 2002 as per the provisions of the SPA and SHA the Board was reconstituted. As of September 2, 2003, the Board of Directors of the Company consists of twelve directors with four independent directors, two directors nominated by the GOI as non-retiring directors and the remaining six being nominated by Panatone Finvest Limited. The Managing Director is a non-retiring director so long as he holds the office as such. At the 16th Annual General Meeting of the Company held on August 20, 2002, the appointment of Mr. S.K. Gupta and Mr. N. Srinath as the Managing Director and the Whole time director respectively was approved by the shareholders. Mr. S.K. Gupta was appointed as the Managing Director of the Company until the date of his superannuation, September 30, 2002. Mr. Srinath was appointed as the Whole time director for a period of five years from the date of his appointment, February 13, 2002.

         In respect of the re-appointment of Mr. Gupta beyond September 30, 2002, the Board at its meeting held on August 20, 2002 noted that Mr. Gupta will be employed as a senior executive with Tatas with effect from October 1, 2002 on a five years' contract basis, and will be deputed in the Company as the

Managing Director of the Company for a period of up to two years with effect from October 1, 2002, and the Board approved the appointment as the Managing Director of the Company on deputation from Tatas with effect from October 1, 2002 for a period of up to two years from that date. At the 17th Annual General Meeting on September 2, 2003, the appointment of Mr.S.K Gupta for a period of up to two years from October 1, 2002, was approved by the shareholders.

         The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

            Name                  Age           Position                      Term                 Director Since
------------------------------    ---     ---------------------    ----------------------------    ---------------
Ratan N Tata..................    65      Chairman                 Liable to retire by rotation    February 2002

Shailendra Kumar Gupta........    61      Managing Director        Reappointed by the Board        September 1999
                                                                   for a further period of up
                                                                   to two years from October
                                                                   1, 2002. Not liable to
                                                                   retire by rotation so long
                                                                   as he holds office as
                                                                   Managing Director

Srinath Narasimhan............    41      Director (Operations)    Up to February 2007             February 2002

Rakesh Kumar (1)..............    55      Government Nominee       Non-retiring Director           January 2002

Y. S Bhave (1)................    53      Government Nominee       Non-retiring Director           May 2002

Subodh Bhargava (2)...........    61      External Director        Liable to retire by rotation    May 2002

Suresh Krishna (2)............    67      External Director        Liable to retire by rotation    May 2002

Ishaat Hussain................    56      External Director        Liable to retire by rotation    July 2002

Kishor A Chaukar..............    55      External Director        Liable to retire by rotation    July 2002

Vivek Singhal (2).............    63      External Director        Liable to retire by rotation    August 2002

Ashok Jhunjhunwala (2)........    49      External Director        Liable to retire by rotation    August 2002

Firdose A. Vandrevala.........    52      External Director        Liable to retire by rotation    February 2003

(1) Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

(2)  Independent directors liable to retire by rotation.

         OTHER PRINCIPAL OFFICERS

         The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

         NAME             AGE                          POSITION                           OFFICE HELD SINCE
------------------------  ---     -----------------------------------------------------   -----------------
Amitabh Khanna             46     Chief Financial Officer (Deputed from the Tata Group)     June 2003

S.G. Ranade                50     Company Secretary & Vice President (Legal)                January 2002

K.P. Tiwari                53     Vice President (Operations)                               January 2002

Arun Gupta                 46     Vice President (Finance)                                  January 2002

         Set forth below is selected biographical information for certain of the Company's directors and officers:

         Mr. Ratan N. Tata (Chairman) was born in Mumbai on December 28, 1937. He received a Bachelor of Science degree in architecture from Cornell University in 1962, and completed an Advanced Management Program conducted by Harvard University in 1974-75. Mr. Tata joined the Tata Group in 1962. He was appointed director-in-charge of National Radio & Electronics Company Limited (NELCO) in 1971. He was named chairman of Tata Industries Limited in 1981. In 1991, Mr. Tata was appointed chairman of Tata Sons Limited. He also currently holds the chairmanship of several major Tata companies including Tata Steel, Tata Engineering, Tata Power and Indian Hotels. Besides his directorships on the boards of various Tata companies, Mr. Tata is the chairman of two of the largest private sector-promoted philanthropic undertakings in India. He serves as a member of the central board of the Reserve Bank of India (RBI) as well as of the Prime Minister's Council on Trade and Industry. His foreign affiliations include memberships of the international advisory boards of J.P. Morgan Chase, Booz-Allen and Hamilton Inc. and the American International Group; of the board of governors of the East-West Center; and of the board of trustees of the Ford Foundation. In 1999, he was appointed to serve on the International Investment Council set up by the President of the Republic of South Africa. Mr. Tata has been appointed as a member of the Asia Pacific advisory committee to the board of directors of the New York Stock Exchange.

         Mr. Shailendra Kumar Gupta (Managing Director) was born on September 9, 1942. He earned a Bachelor of Science degree from Lucknow University and a degree in electrical engineering from Roorkee University, graduating with a gold medal in 1964. He thereon became a lecturer in electrical engineering at Roorkee University. Mr. Gupta joined the Indian Telecom Service in September 1965 and held various positions in the Department of Telecommunications and Mahanagar Telephone Nigam Limited. Mr. Gupta became chairman and managing director of the Company in September 1999. After the Tata Group acquisition of the Company in February 2002, Mr. Gupta continues as the Company's managing director. During his career, he was deputed through the United Nations to Malawi, Africa as a switching telecom expert during 1982-83. He also trained in Japan in C-400 cross bar systems and at the University of Essex, U.K., in computer software engineering. In July 2001, he was elected as a director to the board of the privatized INTELSAT. Mr. Gupta, with effect from October 1, 2002, has been deputed to the Company from Tata Services Limited.

         Mr. Srinath Narasimhan (Director -Operations) was born on July 8, 1962. He received a degree in mechanical engineering from IIT (Madras) and completed his management degree from IIM (Calcutta), specializing in marketing and systems. Joining the Tata Administrative Services in 1986, Mr. Srinath has held positions in the project management, sales and marketing, and corporate functions in different Tata companies over the last 14 years. He was a project executive in Tata Honeywell from 1987 to 1988. He then moved to Tata Industries as executive assistant to the chairman until mid-1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years. In March 1998, he returned to Tata Industries as general manager (projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to the Company as director (operations).

         Mr. Rakesh Kumar (Director), Senior Deputy Director General (SU), DoT, is a graduate in science from the University of Allahabad. He also has a degree in mechanical engineering with honors from Varanasi and holds an MBA (marketing) from the Faculty of Management Studies, Delhi University. Mr. Rakesh Kumar is a fellow of the Institute of Engineers; fellow of the Institute of Electronics and Telecom Engineers; and director, Quality Circle Forum of India, besides being a board member and trustee of several other organizations. He is also on the advisory panel of the Union Public Service Commission (UPSC) and a regular visiting faculty at a training centre of the Department of Telecommunications at Ghaziabad.

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

         Mr. Subodh Bhargava (Director) was born in Agra in 1942, and holds a degree in mechanical engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Calcutta before joining the Eicher Group of Companies in Delhi in 1975. On March 31, 2000, he retired as the group chairman and chief executive and is currently an advisor to the group. He is the past president of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers; and the vice president of the Tractor Manufacturers Association. He is a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan and the board of governors of the Centre for Policy Research. He is the chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI). He is currently on the board of IIM, Indore; the Indian Institute of Foreign Trade, New Delhi; and the Entrepreneurship Development Institute of India, Ahmedabad. He is on the boards of governors of other institutions for graduate engineering and bachelors and masters degree programs in business management.

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

         Mr. Kishor A. Chaukar, (Director) currently the managing director of Tata Industries Limited (TIL), holds a post-graduate degree in management from IIM, Ahmedabad. Mr. Chaukar is also a member of the Tata Group executive office, which is engaged in strategy formulation at the House of Tata. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Limited (July 1993 to October 1998), and a member of the board of directors of ICICI Limited from February 1995. His other experiences include stints in Godrej Soaps Limited and in the Bhartiya Agro Industries Foundation

         Mr. Vivek Singhal (Director) is the Chairman of the Electronics & Software Export Corporation and has joined the Company as an Additional Director (Independent) on the Board of the Company with effect from the conclusion of the 16th Annual General Meeting held on 20 August 2002. Mr. Singhal started his own company, Computronics India, in 1971. Mr. Singhal is a Member on the Government Body/Advisory Council of the Department of Science & Technology and Ministry of Information Technology, Government of India. He is also on the Board of Directors of Bharat Yantra Nigam Limited, Government of India, Bharat Sanchar Nigam Limited (BSNL), Indraprastha Mahavidyalaya, Delhi, and the Department of Electronics Accreditation Computer Courses (DOEACC) Society, under the Ministry of Information Technology, Government of India. He is the Chairman of Electronics & Computer Software Export Promotion Council (ESC) and Chairman (Northern Region) of Federation of Indian Export Organizations (FIEO). He is President of Computronics International Ltd. and Biotech International Ltd.

         Prof. Ashok Jhunjhunwala (Director) is the Professor & Head of the Department of Electrical Engineering of the Indian Institute of Technology and joined the Company as an Additional Director (Independent) on the Board of the Company with effect from the conclusion of 16th Annual General Meeting held on 20 August 2002.

         Mr. F.A. Vandrevala (Director) is the managing director of Tata Power Company Ltd. since September 1, 2002. He joined the Company on November 1, 2001 as deputy managing director after a 29-year career at Tata Steel and in August 2003 became the Non-Executive Chairman of Tata Teleservices. Mr. Vandrevala graduated with a Bachelor of Technology degree in electrical engineering (Hon) from the Indian Institute of Technology, Kharagpur, and subsequently earned a post graduate diploma in business management from XLRI, Jamshedpur. He is a director on the boards of several Tata companies. He has held various important positions in CII and is presently the chairman of CII, Western Region.

         Mr. Amitabh Khanna, Chief Financial Officer, is a senior finance professional with more than 19 years of operational finance and business strategy experience with various multinational telecommunications companies including Nortel Networks, Ericsson and British Telecommunications. He received his bachelor in commerce from the Sri Ram college of Commerce, Delhi University and qualified as a Chartered Accountant with Price Waterhouse. He latter went on to receive a Masters in Business Administration from the International Institute of Management Development, University of Geneva. He is a fellow member of the Institute of Chartered Accountants of India and associate member of the Institute of Company Secretaries of India. He has been deputed to the Company as Chief Financial Officer from Tata Services Limited.

         Mr. S.G. Ranade, Company Secretary and Vice President (Legal), has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Mumbai.

         Mr. K.P. Tiwari, Vice President (Operations) joined the Overseas Communications Services in 1976 and has been employed by the Company since its establishment. Prior to joining the Overseas Communications Services, Mr. Tiwari worked for the Indian Post and Telegraph Department for 4 years. Mr. K.P. Tiwari holds a Master of Science Degree in Electronics from Kanpur University.

         Mr. Arun Gupta, Vice President (Finance), joined the Company in 1998. Prior to joining the Company, Mr. Gupta worked in finance for 18 years in various capacities at Sikkim Industrial Development & Investment Corporation Ltd., Pradeshiya Industrial & Investment Corporation of UP Ltd., and Risk Capital & Technology Finance Corporation Ltd. (a subsidiary of Industrial Finance Corporation of India Ltd.). He also officiated as Managing Director at IFCI Ventures. He held the office of Chief Financial Officer of the Company between February 2002 and June 2003. Mr. Gupta holds a Bachelor of Science degree from University of Delhi, a Master of Business Administration degree with a concentration on finance from A.M. University and a Bachelor of Law degree from the University of Delhi.

         No director or officer of the Company has any family relationship with any other officer or director of the Company.

         Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

         COMPENSATION OF DIRECTORS AND OFFICERS

         The directors, other than the full-time directors and the Government nominee directors, of the Company received a sitting fee not exceeding Rs.5,000 (US$105.20) for attending each Board and Committee meeting. In fiscal 2003, Rs.255,000 (US$5,365.03) was paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

         For the fiscal year ended March 31, 2003, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company was approximately Rs.13.87 million (US$0.29 million). The functional directors, Mr. S.K Gupta was paid an aggregate compensation of Rs.4.86 million (US $ 0.10 million) and Mr. Srinath was paid an aggregate of Rs.3.75 million (US $ 0.08 million). No other principal officer received remuneration from the Company (salary, bonus, housing allowance, perks and benefits, etc.) in excess of Rs.2 million (US$ 0.04 million) for fiscal year 2003.

         Subsequent to the Panatone Finvest Limited takeover, certain officers and employees have been deputed to the Company from other Tata Group companies. The total payments made by the Company to these companies towards the cost of the deputed officers was approximately Rs.11.35 million (US$ 0.24 million) in fiscal 2003.

         For the fiscal year ended March 31, 2003, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors of the Company was approximately Rs.4.49 million (US$0.09 million).

         A performance reward scheme is in place that is applicable to all employees and functional directors of the Company. This performance reward is based on the improvement of the Company's overall performance during the financial year under consideration. The performance of the Company is evaluated in relation to the previous year's performance based on several pre-defined parameters. Depending upon the degree of improvement in the overall performance of the Company all employees are entitled to receive rewards as per their salary scale. During the fiscal year 2003, a total of Rs.0.87 million (US$ 0.02 million) was paid to the functional Directors and other principal officers based on the overall performance for fiscal year 2002. During fiscal 2001, the employees had received 33.67 percent of their annual basic pay as a reward, which was paid out during fiscal 2002. The functional directors and other principal officers had received a total of Rs.1.07 million under this scheme during the fiscal year 2002.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

         EMPLOYEE STOCK PURCHASE SCHEME ("ESPS")

         As part of the process of disinvestment, the Government on various dates transferred 5,661,546 Equity Shares (approximately 1.85 percent of the Company's equity capital) to the employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer issuance of such Equity Shares has been accounted for as a charge to compensation cost of Rs.896 million and an accretion to additional paid in capital. Accordingly, Rs.896 million has been charged to compensation cost for the year ended March 31, 2002.

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

         BOARD COMMITTEES

Audit Committee

         The committee has five members. The committee is chaired by independent director Mr. Subodh Bhargava. Other independent directors, Mr. Vivek Singhal and Dr. Ashok Jhunjhunwala, along with Mr. Y.S Bhave and Mr. Ishaat Hussain, who are non-official, part-time directors are also members. The broad powers and scope of the committee is as follows:

         Powers:

                  i)       to investigate any activity within its scope of work

                  ii)      to seek information from any employee.

                  iii)     to obtain outside legal or other professional advice.

                  iv) to secure attendance of outsiders with relevant expertise, if considered necessary.

         Scope of work :

                  i) oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

                  ii) recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services, as may be applicable in case of the Company.

                  iii) reviewing with management the annual financial statements before submission to the board, focusing primarily on

         -        any changes in accounting policies and practices.

         - major accounting entries based on exercise of judgement by management.

         -        qualifications in draft audit report.

         -        significant adjustments arising out of audit.

         -        the going concern assumption.

         -        compliance with accounting standards.

         - compliance with stock exchange and legal requirements concerning financial statements.

         - any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of the Company at large.

                  iv) reviewing with the management, external and internal auditors, the adequacy of internal control systems.

                  v) reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

                  vi) discussion with internal auditors any significant findings and follow up thereon.

                  vii) reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

                  viii) discussions with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

                  ix) reviewing the Company's financial and risk management policies.

                  x) to look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

Remuneration Committee

         The Board, at its meeting held on July 29, 2002, constituted the Remuneration Committee of the Board to include Mr. Suresh Krishna, independent director, as its Chairman, Mr. Ratan N. Tata and Mr. Subodh Bhargava as its members, and the Secretary of the Company as its convener. The Remuneration Committee determines the Company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment. The first meeting of the Remuneration Committee was held on May 29, 2003 and decided the remuneration of the whole-time directors for the fiscal year 2002-03.

         EMPLOYEES

         As of March 31, 2003, the Company had 2,752 employees, of whom 1,081 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 1,671 were non-executive employees. As of March 31, 2002, and March 31, 2001, the Company had 2,880 employees and 2,991 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction. There are also about 26 employees deputed from the Tata Group.

         All non-executive employees of the Company are members of local unions organized at each Company site, which are affiliated as the Federation of the Videsh Sanchar Nigam Limited Employees Unions (the "Federation"). The Federation is a Company-wide union and is not affiliated with any larger industry-wide or national union. Executive officers of the Company meet with the Federation regularly to discuss and resolve concerns that non-executive employees have and also negotiate collective bargaining agreements to govern the terms and conditions of non-executive employees. Employee concerns are resolved through regular meetings/ discussions with the Federation.

         Most executive employees (other than directors) of the Company are members of a similarly organized Officers' Association, which acts as an informal consultative mechanism for conveying the officers' views regarding personnel policies to the Company's management.

         During the current fiscal year, the Company has stepped up its internal communication and training activities. The Company has also introduced a new performance management system for its executive employees.

         In order to rationalize its manpower with its business needs, the Company announced a Voluntary Retirement Scheme on May 9, 2003. The scheme commenced on May 15, 2003 and was open to employees who were 40 years of age or above with 10 years of service. Approximately 1,675 employees (575 executives and 1,100 non-executives) were eligible to participate. The scheme closed on July 14, 2003 and a total of 953 employees opted to retire voluntarily, which included 246 executives (23 percent of the total executive workforce) and 707 non-executives (44 percent of the total non-executive workforce). An amount of approximately Rs.950 million (US $ 19.99 million) has been paid towards the VRS compensation i.e. on an average Rs.1 million (US $ 0.02 million) per employee was paid to the retiring employees.

         As of August 15, 2003, the members of the Board of Directors and the executive officers of the Company as a group, owned an aggregate of 10,725 Shares, representing 0.003 percent of the Company's Shares issued and outstanding at such date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         MAJOR SHAREHOLDERS

         As of September 1, 2003, approximately 46.60 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other companies of the Tata Group, and approximately 26.12 percent was held by the Government. See "Item 4. Information on the Company--History and Development of the Company," "Item 4. Information on the Company--Organizational Structure," and "Item 6. Directors, Senior Management, and Employees--Directors and Officers of the Company."

         The following table sets forth certain information regarding the beneficial ownership of the Equity Shares at September 1, 2003, including the beneficial ownership of Shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding Shares, as reported by such persons.

                                                 NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED(1)      PERCENTAGE
------------------------                        ---------------------      ----------
Panatone Finvest Limited......................     128,250,000                45.00
Government of India (2).......................      74,446,885                26.12

----------------------
(1) Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of September 1, 2003. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 1, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2) The Shares owned by the Government are registered in the name of the President of India or his nominees in the register of shareholders of the Company.

         The Company's ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of June 30, 2003, approximately 31,028,010 Equity Shares (10.89 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Limited (the "Custodian"), for The Bank of New York, as depositary for the Company's ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

         RELATED PARTY TRANSACTIONS

         The Company's principal related parties consist of its principal shareholders, government departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as provisioning telecommunication services, paying license fees and subletting premises. Transactions with DoT and BSNL/MTNL are subject to the revenue sharing agreement discussed in Note 1(d) of the Financial Statements.

         Other related party transactions and balances are immaterial individually and in the aggregate.

         The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2002 and 2003, amounts receivable from employees aggregated to Rs.301 million and Rs.260 million, respectively, and are included in trade and other receivables. Interest free short term advances made to employees aggregated Rs.8 million and Rs.10 million as of March 31, 2002 and 2003, respectively.

         The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of property. The cost of the interest subsidy of Rs.9 million, Rs.11 million and Rs.20 million for the years ended March 31, 2001, 2002 and 2003, respectively, is included in staff costs.

ITEM 8.  FINANCIAL INFORMATION

         We have elected to provide financial statements pursuant to Item 18 of this Form 20-F. There have not been any significant changes in the Company's financial condition, other than those stated in the financial statements attached to this annual report and as otherwise described in this annual report, since the date of the attached annual financial statements.

ITEM 9.  THE OFFER AND LISTING

         TRADING MARKETS

         GENERAL

         The Company's shares are currently listed on stock exchanges at Kolkata, Delhi, Chennai, Mumbai and the National Stock Exchange in India. There has recently been negligible trading of the Company's shares on the Chennai, Delhi and Kolkata stock exchanges. Therefore, at the Company's Annual General Meeting on September 2, 2003, the shareholders of the Company approved a proposal to delist the Company's shares from these stock exchanges. Accordingly, the Company will delist the shares from the Chennai, Delhi and Kolkata stock exchanges.

         The Company's American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange and on September 23, 2003, the last reported sale price was US$ 5.29 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the "Depositary"), pursuant to a Deposit Agreement.

         The number of outstanding Shares of the Company as of June 30, 2003 was 285,000,000. As of June 30, 2003, there were 89,287 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of June 30, 2003, there were approximately 15,514,005 of the Company's ADRs (equivalent to 31,028,010 Shares).

         PRICE HISTORY

         PRINCIPAL MARKET FOR THE COMPANY'S ADSs

         The table below sets forth, for the periods indicated, the high and low sales prices on the New York Stock Exchange for the ADSs since August 15,2000, the original date of listing of the ADSs.

                                                               ADS PRICE
                                                       ------------------------
                                                        HIGH               LOW
                                                       -----              -----
                                                           (IN US DOLLARS)
Yearly Period:
Fiscal 2001 (beginning August 15, 2000).......         18.75              9.50(1)
Fiscal 2002 ..................................         15.74              5.55
Fiscal 2003 ..................................          8.08              3.10

Quarterly Periods:

Fiscal 2002
   First Quarter..............................         15.74             11.40
   Second Quarter ............................         13.87              7.09(2)
   Third Quarter..............................         10.50              8.27
   Fourth Quarter.............................          9.60              5.55(3)

Fiscal 2003
   First Quarter..............................          8.08              6.00
   Second Quarter ............................          6.40              4.54(4)
   Third Quarter..............................          4.61              3.53
   Fourth Quarter.............................          4.08              3.10

Fiscal 2003 March.............................          3.70              3.10

Fiscal 2004 Monthly Periods:
   April .....................................          3.40              2.95
   May........................................          4.00              3.20
   June.......................................          5.49              4.03
   July.......................................          6.25              4.55
   August.....................................          5.62              4.81(5)
   September (through September 23)...........          5.61              5.00

----------------

(1) - Stock split 3:4 in December 2000

(2) - Cash dividend of US$2.09 paid in September 2001

(3) - Cash dividend US$3.11 paid in January 2002

(4) - Cash Dividend of US$0.51 on July, 2002

(5) - Cash Dividend of US$0.37 paid in September 2003.

On September 23, 2003, the closing price of the Company's ADSs on the New York Stock Exchange was US$ 5.29.

Source: Yahoo Finance

         The table below sets forth, for the periods indicated, the high, low and closing sales prices for the Shares on the BSE.

                           THE STOCK EXCHANGE, MUMBAI

                                                             PRICE PER
                                                               SHARE
                                                       ------------------------
                                                         (in Indian Rupees)
           PERIOD                                       HIGH             LOW
           ------                                      ------          --------
Yearly Periods:
   Fiscal 1998................................           1300             700
   Fiscal 1999................................            970             660
   Fiscal 2000................................           3250             565
   Fiscal 2001................................         1938.6          198.35(1)
   Fiscal 2002................................            402          134.65
   Fiscal 2003................................            202           71.50

Quarterly Periods:
Fiscal 2002
   First Quarter..............................         402.00          272.00
   Second Quarter.............................         345.00          160.75(2)
   Third Quarter..............................         259.00          201.00
   Fourth Quarter.............................         228.00          134.65(3)

Fiscal 2003
   First Quarter..............................         202.00          146.65
   Second Quarter.............................         154.90          107.15(4)
   Third Quarter..............................         114.90           88.30
   Fourth Quarter.............................         100.25           71.50

Fiscal 2003 March.............................          90.70           71.50

Fiscal 2004 Monthly Periods:
   April......................................          78.90           68.00
   May........................................          92.15           75.05
   June.......................................         131.40           91.00
   July.......................................         142.00          109.05
   August.....................................         133.35          112.00(5)
   September (through September 23)...........         127.50          113.40

-------------------

         On September 23, 2003 the closing price of a Share on the BSE was Rs. 119.15

(1) Post-Bonus price - A bonus of 2:1 was declared and became effective during November 2000.

(2) Stock Price adjustment of Rs.50 per share subsequent to the Company's dividend of 500 percent for the year 2001 took place on September 3, 2001

(3) Stock Price adjustment of Rs.75 per share subsequent to the Company's dividend of 750 percent for the year 2002 took place on January 16, 2002

(4) Stock Price adjustment of Rs.12.50 per share subsequent to the Company's final dividend of 125 percent for the year 2002 took place on July 26, 2002

(5) Stock Price adjustment of Rs.8.50 per share subsequent to the Company's final dividend of 85 percent for the year 2003 took place on August 12, 2003

Source: The Stock Exchange, Mumbai

The table below sets forth, for the periods indicated, the high, low and closing sales prices and the average daily trading volume for the Shares on the NSE.

                             NATIONAL STOCK EXCHANGE


                                                             PRICE PER
                                                               SHARE
                                                       ------------------------
                                                         (in Indian Rupees)
      PERIOD                                            HIGH             LOW
      ------                                           ------          --------
Yearly Periods:
   Fiscal 1998................................           1300             715
   Fiscal 1999................................            995             640
   Fiscal 2000................................           3298             561
   Fiscal 2001................................           1990             210(1)
   Fiscal 2002................................            400          134.70

Quarterly Periods:

Fiscal 2002
   First Quarter..............................         400.00          270.00
   Second Quarter.............................         340.10          160.90(2)
   Third Quarter..............................         258.95          198.00
   Fourth Quarter.............................         235.00          134.70(3)

Fiscal 2003
   First Quarter..............................         197.40          146.25
   Second Quarter.............................         156.00          108.00(4)
   Third Quarter..............................         115.00           88.40
   Fourth Quarter.............................         100.00           71.20

Fiscal 2003 March.............................          90.75           71.20

2003 Monthly Periods:
   April......................................          78.90           68.50
   May........................................          93.30           74.90
   June.......................................         131.40           91.50
   July.......................................         142.10          109.00
   August.....................................         135.50          113.20(5)
   September (through September 23)...........          126.9          112.00

-------------------

On September 23, 2003, the closing price of a Share on the National Stock Exchange was Rs 119.20.

(1) Post-Bonus price - A bonus of 2:1 was declared and became effective during November 2000.

(2) Stock Price adjustment of Rs.50 per share subsequent to the Company's dividend of 500 percent for the year 2001 took place on September 3, 2001

(3) Stock Price adjustment of Rs.75 per share subsequent to the Company's dividend of 750 percent for the year 2002 took place on January 16, 2002

(4) Stock Price adjustment of Rs.12.50 per share subsequent to the Company's final dividend of 125 percent for the year 2002 took place on July 26, 2002

(5) Stock Price adjustment of Rs.8.50 per share subsequent to the Company's final dividend of 85 percent for the year 2003 took place on August 12, 2003

Source: The National Stock Exchange

         In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book-entry form. In May 1996, the Securities and Exchange Board of India ("SEBI") passed the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants and the issuers. Every depositary is required to be registered with SEBI. The depositary system is expected eventually to improve significantly the operations of the Indian securities markets. Pursuant to the Depositaries Act, the National Securities Depositary Limited was established by the Unit Trust of India, the Industrial Development Bank of India and the NSE in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depositary Limited, which commenced operations in November 1996, was the first depositary in India. The BSE announced plans to establish another depositary, and has accordingly incorporated the Central Depositary Services Limited, which commenced operations on July 15, 1999. The depositary system has significantly improved the operations of India's securities market.

         Trading of securities in book-entry form commenced in December 1996 and is available for securities of about 5,000 companies at September 2003. In order to encourage "dematerialization" of securities, SEBI has set up a working group on dematerialization of securities comprising Foreign Institutional Investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, SEBI has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. SEBI proposes to increase the number of scrips in which dematerialized trading is compulsory for all investors significantly in the near future. SEBI has also provided that the issue and allotment of shares in public, rights or offer for sale after a specified date (to be notified to SEBI) shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

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

ITEM 10. ADDITIONAL INFORMATION

         SHARE CAPITAL

         Not Applicable.

         MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles and the Companies Act, 1956 (the "Companies Act"). The Company is registered under the Companies Act with the Registrar of Companies, Mumbai, India with Company No. 39266. The following description of the Company's Articles of Association and Memorandum of Association does purport to be complete and are qualified in their entirety by the Company's Articles of Association and Memorandum of Association that are included as exhibits to this Annual Report on Form 20-F, incorporated herein by reference.

         The Memorandum and Articles of Association of the Company were drafted and adopted by the company in the year 1986 when the Company was formed as a wholly owned Government Company, and were designed to provide necessary authority to The President of India (the then majority shareholder) in terms of appointment of Directors, powers of the Board and other operational aspects subject to applicable statutory provisions. The Memorandum and Articles of Association were amended several times since 1986 to suit the changing business activities and structure of the Company as it changed from a wholly owned Government Company due to disinvestments from time to time. Since the Objects Clause contained in the Memorandum of Association and the Articles of Association were framed in year 1986 and were largely based on the activities of the erstwhile Overseas Communications Service at the time of its conversion into a company, as a result of privatization it needed to be suitably amended. Over the years from 1986 to 2002, the shareholding of Government of India was reduced to 52.97 percent, and the Company continued to be a Government Company, and accordingly the restrictive provisions appropriate to a Government Company in the Memorandum and Articles of Association of the Company were implemented.

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

         GENERAL

         The Company's authorized share capital is Rs.3,000,000,000, divided into 300,000,000 Shares with a face value of Rs.10 each. At the date hereof, 285,000,000 Shares were issued and fully paid. SEBI has allowed Indian companies to split the par value of their Equity Shares into denominations lower than Rs.10 per share. All Share and per Share amounts appearing in the financial data presented elsewhere herein have been retroactively restated to reflect this bonus issue.

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

         The Board of Directors of the Company recommended a dividend of Rs.8.50 on every share of Rs.10 for the financial year ended March 31, 2003, and the same has been approved at the Annual General Meeting held on September 2, 2003. See "Item 3. Key Information -Dividends."

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

         Following introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, the Company Law Board (a statutory body which administers various laws affecting companies in India) may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

         Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Government of India coupled with delivery of the share certificates. The transfer agent of the Company is M/s. Sharepro Services, located in Mumbai.

         The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage "dematerialization" of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Depositories Act, 1996,. Charges for opening an account with an Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

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

(b) Notwithstanding any other provision of SHA or otherwise permitted or provided under the Act, no obligation of the Company or any of its subsidiaries shall be entered into, no decision shall be made and no action shall be taken by or with respect to the Company or any of its subsidiaries in relation to the following matters unless such obligation, decision or action as the case may be, is approved if, at any meeting of the Company's shareholders, duly called for the purpose of considering such obligation, decision or action, by an affirmative vote of the one authorized representative of both the Government and Panatone Finvest Limited, and if at the meeting of the Board by an affirmative vote of, at least one nominee director of each of the Government and Panatone Finvest Limited:

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

         (xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipments or equipments not in use, of the Company or its subsidiary having an aggregate value exceeding 25 percent of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement ;

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

         The most important features of the Takeover Code, as amended, are as follows:

         - Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5 percent or 10 percent or 14 percent of the shares or voting rights in a company is required to disclose at every stage, the aggregate of his shareholding or voting rights to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed within two working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be.

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

         With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarized below:

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

         - An acquiror who, together with persons acting in concert with him, holds between 15 percent and 75 percent cannot acquire additional shares or voting rights that would entitle him to exercise more than 5 percent of the voting rights in any financial year ending on 31 March unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

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

         The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquiror and of the board of directors of the target company in the offer process have also been set out. Acquirors making a public offer will be required to deposit in an escrow account 25 percent of the total consideration (if the total consideration is Rs.1.0 billion (US$ 21.04 million) or less) up to and including Rs.1 billion and 10 percent for the excess over Rs.1 billion, which amount will be forfeited in the event that the acquiror does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" whereby the acquisition of a holding company will obligate the acquiror to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

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

         The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (1) by allotment in a public issue, (2) pursuant to an underwriting agreement, (3) by registered stockbrokers in the ordinary course of business on behalf of clients, (4) in unlisted companies, (5) pursuant to a scheme of reconstruction or amalgamation or (6) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985 (7) Allotment pursuant to an application made by a shareholder for rights issue. (8) Interse Transfer of shares among group companies, relatives, Indian Promoters and foreign collaborators who are shareholders (9) Acquisition of shares by way of transmission, succession or inheritance (10) Acquisition by Government Company (11) Transfer of shares from venture capital funds or foreign venture capital investors registered with Securities Exchange Board Of India
(SEBI) to promoters of venture capital undertaking or venture capital undertaking pursuant to an agreement between them.

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

         MATERIAL CONTRACTS

         The Company's material contracts are entered into in the ordinary course of business and include rate sharing agreements and interconnect agreements with international and domestic telecommunication providers. Certain of these agreements are attached as exhibits to this annual report.

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

         In May 1994, the Government announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board. In addition, in connection with offerings of any such securities to foreign investors, approval of the Foreign Investment Promotion Board is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds there from are to be used for investment in non-high priority industries. With respect to the activities of the Company, Foreign Investment Promotion Board approval is required for any direct foreign investment in the Company which exceeds 51 percent of the total issued share capital of the Company.

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

         TAXATION OF DISTRIBUTIONS

         Pursuant to the Finance Act, 2003, withholding tax on dividends is applied at the rate of 12.8125 percent. In case of foreign institutional investors the applicable withholding is 20.10 percent. Henceforth, no tax is required to be paid by the Company on dividend distributions.

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

         UNITED STATES FEDERAL TAXATION

         The following summary describes the material United States federal income tax consequences of ownership of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid US federal income tax, persons owning 10 percent or more of the voting stock of the Company, or persons whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

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

         TAXATION OF DIVIDENDS

         To the extent that distributions paid by us with respect to our Shares or ADSs do note exceed our earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income ("QDI"), individual U.S. holders of our Shares or ADSs will generally pay tax on such dividends at rates applicable to net capital gains (see "Taxation of Capital Gains") provided that certain holding period requirements are satisfied. Dividends paid by us will be QDI if we are a qualified foreign corporation ("QFC") at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by us will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

         PASSIVE FOREIGN INVESTMENT COMPANY

         Based on the composition of its income and valuation of its assets, including goodwill, the Company does not expect to be passive foreign investment company ("PFIC") for fiscal year 2003 and does not expect to become one in the future, although there can be no assurance in this regard.

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

         TAXATION OF CAPITAL GAINS

         For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder's tax basis in the right, Share or ADS. Such gain or loss will be capital gain or loss. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income tax at the same rate as ordinary income, except that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15 percent for taxable years beginning before January 1, 2009 (20 percent thereafter). Any gain or loss recognized by a US holder will generally be treated as United States source gain or loss.

         ESTATE TAXATION

         An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the equity Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes.

         INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to US Holders other than certain exempt recipients (such as corporations), and a 28 percent backup withholding may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's United States federal income tax liability.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

         The Company does not face material interest rate, commodity price or equity price market risks. The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several different currencies (primarily Rupees, SDRs and US Dollars). Fluctuations in the exchange rate between the Rupee, SDRs, US Dollars and other currencies affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2003, the Company had significant amounts of foreign currency denominated receivables (Rs.6,302 million or US$ 132.59 million) and payables (Rs.1,354 million or US$ 28.49 million), which expose the Company to foreign exchange risks.

         The following table sets forth the Company's operating revenues, operating costs and gross profit for fiscal 2003 in different currencies:

                                                                                      (AMOUNTS IN
                                                                                        MILLIONS)
                      ----------------------------------------------------------------------------
CURRENCY                 OPERATING REVENUES         OPERATING COSTS             GROSS PROFIT
---------------       -----------------------   -----------------------   ------------------------
                        FOREIGN                   FOREIGN                   FOREIGN
                       CURRENCY      RUPEES      CURRENCY      RUPEES      CURRENCY       RUPEES
                      ----------   ----------   ----------   ----------   ----------    ----------

US Dollars                   277       13,382          108        5,178          169         8,204

Special Drawing
Rights ("SDRs")              237       15,079           72        4,549          165        10,530

Golden Francs*
converted to Rupees
through SDRs                   2           38            1           13            1            25

Euro                                                     0            8           (0)           (8)

Hong Kong Dollars                                        2           11           (2)          (11)
                                   ----------                ----------                 ----------
          TOTAL                        28,499                     9,759                     18,740
                                   ==========                ==========                 ==========

         *Golden francs are a notional currency converted into either US Dollars or SDRs at the time of settlement. Golden Francs are used in international telecommunications payment settlements and are recognized by the International Telecommunications Union.

         A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs. 187 million, respectively, on our income from operations for the fiscal year ended March 31, 2003.

         We also have significant exposure on account of trade receivables and trade payables. The following table sets forth the Company's trade receivables and trade payables as of March 31, 2003:

                                                                                      (AMOUNTS IN
                                                                                        MILLIONS)
                      ----------------------------------------------------------------------------
CURRENCY                  TRADE RECEIVABLES          TRADE PAYABLES             NET EXPOSURE
---------------       -----------------------   -----------------------   ------------------------
                        FOREIGN                   FOREIGN                   FOREIGN
                       CURRENCY      RUPEES      CURRENCY      RUPEES      CURRENCY       RUPEES
                      ----------   ----------   ----------   ----------   ----------    ----------


US Dollars                   41         1,923         (29)      (1,357)           12          566

SDRs                         64         4,085           0            4            64        4,089

Golden Francs
converted to INR
through SDR                  16           300           0           (1)           16          299

Hong Kong Dollar             (1)           (6)         (0)          (0)           (1)          (6)
                                   ----------                ---------                  ---------
          TOTAL                         6,302                   (1,354)                     4,948
                                   ==========                =========                  =========



         A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs. 49 million on our income statement, respectively, for the fiscal year ended March 31, 2003.

          As on March 31, 2003, the Company did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor did it hold or issue derivative or other financial instruments for trading purposes. In the current fiscal year 2003-04, the Company has started investing in mutual funds (primarily debt funds) which are subject to interest rate risks, and is examining the benefits of entering into derivative contracts as a means of mitigating its market risks. The Company does not have any loans denominated in foreign currencies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

         As of the end of the period covered by this report, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16. RESERVED

         Not applicable.

                                     PART III

ITEM 17. FINANCIAL STATEMENTS

         The Company has elected to provide financial statements pursuant to
Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

         The following financial statements comprising of balance sheets of the Company as of March 31, 2001, March 31, 2002 and March 31, 2003 and the related statements of income, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2003 prepared in accordance with US GAAP have been audited by Deloitte Haskins & Sells, independent auditors, in accordance with auditing standards generally accepted in the United States ("US GAAS"). The financial statement pages appear on pages F-1 through F-30.

ITEM 19. EXHIBITS

Exhibit
Number         Description
---------      ----------------------------------------------------------------
1.1*           Certificate of Incorporation of Videsh Sanchar Nigam Limited,
               dated March 19, 1986 and as currently in effect.

1.2****        Articles of Association of Videsh Sanchar Nigam Limited, dated
               August 20, 2002 and as currently in effect.

1.3****        Memorandum of Association of Videsh Sanchar Nigam Limited, dated
               August 20, 2002 and as currently in effect.

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

4.1+           Interconnect Agreement between Videsh Sanchar Nigam Limited and
               Bharat Sanchar Nigam Limited, dated May 8, 2003.

4.2+           Interconnect Agreement between Videsh Sanchar Nigam Limited and
               Mahanagar Telephone Nigam Limited, dated May 27, 2003.

4.3+           Memorandum of Agreement regarding Settlement Rates of
               International Telecommunication Services between Videsh Sanchar
               Nigam Limited and AT&T Corp., dated June 10, 2003.

4.4+           Memorandum of Agreement regarding Settlement Rates between Videsh
               Sanchar Nigam Limited and MCI International Inc., dated
               August 28, 2003.

4.5+           Agreement regarding Settlement Rates between Videsh Sanchar Nigam
               Limited and Emirates Telecommunication Corporation, dated June 24, 2003.

4.6+           Agreement regarding Settlement Rates between Videsh Sanchar Nigam
               Limited and Oman Telecommunications Company, dated June 2, 2003.

4.7+           Agreement regarding Settlement Rates between Videsh Sanchar Nigam
               Limited and Saudi Telecom , dated July 8, 2003.

4.8**** License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.9****        License Agreement for Provision of Internet Service (Including
               Internet Telephony) between the President of India and the Company, dated May 3, 2002.

10.3*          License granted under the Indian Telegraph Act, 1885 to Videsh
               Sanchar Nigam Limited, dated January 22, 1999 by the Department of Telecommunications.

10.4**         Letter from the Ministry of Communications, Department of
               Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

12.1           Certification of Principal Executive Officer pursuant to Section
               302 of the Sarbanes-Oxley Act of 2002.

12.2           Certification of Principal Financial Officer pursuant to Section
               302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

**** Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 29, 2003

                                            VIDESH SANCHAR NIGAM LIMITED

                                            By: /s/ Shailendra Kumar Gupta
                                            ------------------------------------
                                            Name: Shailendra Kumar Gupta
                                            Title: Managing Director

                                            By /s/ Amitabh Khanna
                                            ------------------------------------
                                            Name: Amitabh Khanna
                                            Title: Chief Financial Officer

                          VIDESH SANCHAR NIGAM LIMITED

                          INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT...............................................................................     F-2

Balance Sheets as of March 31, 2002 and 2003...............................................................     F-3
Statements of Income for the years ended March 31, 2001, 2002 and 2003.....................................     F-4
Statement of Shareholders' Equity for the years ended March 31, 2001, 2002 and 2003........................     F-5
Statement of Cash Flows for the years ended March 31, 2001, 2002 and 2003..................................     F-6
Notes to Financial Statements..............................................................................     F-7

2.       INDEPENDENT AUDITORS' REPORT

To
The Board of Directors
Videsh Sanchar Nigam Limited.

We have audited the accompanying balance sheets of Videsh Sanchar Nigam Limited (the "Company") as of March 31, 2002 and 2003, and the related statements of income, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited as of March 31, 2002 and 2003, and the results of its operations and cash flows for each of the years in the three year period ended until March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

Deloitte Haskins & Sells
Mumbai, India
May 29, 2003

                          VIDESH SANCHAR NIGAM LIMITED
                                 BALANCE SHEETS
                          AS OF MARCH 31, 2002 AND 2003

                                                                                    AS OF MARCH 31,
                                                                        --------------------------------------
                                                                           2002          2003          2003
                                                                        ----------    ----------    ----------
                                                                       (IN MILLIONS, EXCEPT PAR VALUE AND NUMBER
                                                                                       OF SHARES)
ASSETS:
  Cash and cash equivalents                                             Rs.  7,881    Rs.    272    US$      6
  Short term investments                                                    17,469        23,314           490
  Trade and other receivables, net of allowances of Rs.1,654 million        16,217         8,591           181
  and Rs.1,740 million (US$37 million), respectively

  Investments                                                                3,985         3,674            77
  Investments in Affiliates/Joint Venture                                        -         2,870            60
  Property, plant and equipment                                             18,058        20,653           435
  Capital work-in-progress                                                   2,943         1,120            24
  Other assets                                                               8,293        12,803           269
                                                                        ----------    ----------    ----------
      TOTAL ASSETS                                                      Rs. 74,846    Rs. 73,297    US$  1,542
                                                                        ==========    ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES
  Short-term borrowings                                                 Rs.  5,751    Rs.  3,540    US$     74
  Trade payables                                                             5,728         2,422            51
  Accrued expenses and other liabilities                                     7,962         8,118           171
  Deferred taxation                                                          2,363         2,472            52
                                                                        ----------    ----------    ----------
TOTAL LIABILITIES                                                           21,804        16,552           348
                                                                        ----------    ----------    ----------

COMMITMENTS AND CONTINGENCIES (SEE NOTE 23)                                      -             -             -
                                                                        ----------    ----------    ----------

SHAREHOLDERS' EQUITY:

  Equity shares: par value - Rs. 10 each;

  authorized: 300,000,000 shares; issued and outstanding:
  285,000,000 shares                                                         2,850         2,850            60

  Additional paid in capital                                                15,377        15,377           323
  Retained earnings                                                         34,554        38,435           809
  Accumulated other comprehensive income                                       261            83             2
                                                                        ----------    ----------    ----------
      TOTAL SHAREHOLDERS' EQUITY                                            53,042        56,745         1,194
                                                                        ----------    ----------    ----------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  Rs. 74,846    Rs. 73,297    US$  1,542
                                                                        ==========    ==========    ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                              STATEMENTS OF INCOME
            FOR EACH OF THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                    YEARS ENDED MARCH 31,
                                                            --------------------------------------------------------------------
                                                                 2001              2002              2003              2003
                                                            --------------    --------------    --------------    --------------
                                                                    (IN MILLIONS, EXCEPT SHARE, ADS AND PER SHARE AND PER
                                                                                        ADS AMOUNTS)
OPERATING REVENUE:
  Traffic revenues                                          Rs.     71,916    Rs.     65,050    Rs.     45,341    US$        954

  Income from satellite consortia                                    1,160                 -                 -                 -
                                                            --------------    --------------    --------------    --------------
TOTAL OPERATING REVENUE                                             73,076            65,050            45,341               954
                                                            --------------    --------------    --------------    --------------

COST OF REVENUE:
  Network and transmission costs                                    45,150            39,577            26,044               548
  License fee paid to DoT                                            5,022             5,393             4,037                85
                                                            --------------    --------------    --------------    --------------
    TOTAL COST OF REVENUE                                           50,172            44,970            30,081               633
                                                            --------------    --------------    --------------    --------------
       GROSS PROFIT                                                 22,904            20,080            15,260               321
                                                            --------------    --------------    --------------    --------------
OTHER OPERATING COSTS
  Depreciation and amortization                                      1,729             1,898             2,086                44
  Other operating costs                                              3,023             4,803             3,990                84
                                                            --------------    --------------    --------------    --------------
TOTAL OTHER OPERATING COSTS                                          4,752             6,701             6,076               128
                                                            --------------    --------------    --------------    --------------
       OPERATING INCOME                                             18,152            13,379             9,184               193
                                                            --------------    --------------    --------------    --------------

OTHER INCOME (EXPENSE), NET:
  Non-operating income                                               3,058             1,371               425                 9
  Interest income                                                    3,964             4,607             2,401                51
  Interest expense                                                      (1)             (227)              (33)               (1)
  Share in loss of affiliates                                            -                 -              (143)               (3)
                                                            --------------    --------------    --------------    --------------
TOTAL OTHER INCOME (EXPENSE), NET                                    7,021             5,751             2,650                56
                                                            --------------    --------------    --------------    --------------
       INCOME BEFORE INCOME TAX                                     25,173            19,130            11,834               249
Income tax expense                                                  (9,646)           (5,959)           (4,390)              (92)
Dividend tax                                                          (105)           (3,634)                -                 -
                                                            --------------    --------------    --------------    --------------
       NET INCOME                                           Rs.     15,422    Rs.      9,537    Rs.      7,444    US$        157
                                                            --------------    --------------    --------------    --------------

PER SHARE INFORMATION:
  Earnings per equity share - basic and diluted             Rs.      54.11    Rs.      33.46    Rs.      26.12    US$       0.55
  Weighted number of equity shares outstanding                 285,000,000       285,000,000       285,000,000       285,000,000
  Earnings per ADS - basic and diluted (where each ADS
  represents two equity shares)                             Rs.     108.22    Rs.      66.92    Rs.      52.24    US$       1.10

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                       STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR EACH OF THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                  ACCUMULATED
                                             EQUITY    ADDITIONAL                    OTHER          TOTAL
                              NUMBER OF      SHARE      PAID IN      RETAINED    COMPREHENSIVE   SHAREHOLDERS'   COMPREHENSIVE
                            EQUITY SHARES   CAPITAL     CAPITAL      EARNINGS       INCOME          EQUITY           INCOME
                            -------------   --------   ----------   ----------   -------------   -------------   -------------
                                                        (IN MILLIONS, EXCEPT NUMBER OF EQUITY SHARES)
BALANCE AT APRIL 1, 2000       95,000,000   RS.  950   RS. 14,481   RS. 47,880               -   RS.    63,311
Issue of stock dividends      190,000,000      1,900                    (1,900)                              -
Net income                                                              15,422                          15,422          15,422
Dividends                                                                 (760)                           (760)
Unrealized gain on
available for sale
securities, net                                                              -             412             412             412
COMPREHENSIVE INCOME
                            -------------   --------   ----------   ----------   -------------   -------------   -------------
BALANCE AT
MARCH 31, 2001                285,000,000      2,850       14,481       60,642             412          78,385          15,834

Stock based
compensation expense
(See Note 20)                                                 896                                          896
Net income                                                               9,537                           9,537           9,537
Dividends                                                              (35,625)                        (35,625)
Unrealized loss on
available for sale
securities, net                                                                           (151)           (151)           (151)
                                                                                                                 -------------
COMPREHENSIVE INCOME                                                                                             RS.     9,386
                                                                                                                 -------------

                            -------------   --------   ----------   ----------   -------------   -------------
BALANCE AT
MARCH 31, 2002                285,000,000   RS.2,850   RS. 15,377   RS. 34,554   RS.       261   RS.    53,042
Net income                                                               7,444                           7,444           7,444
Dividends                                                               (3,563)                         (3,563)
Unrealized loss on
available for sale
securities, net                                                                           (184)           (184)           (184)
Foreign exchange reserve
on translation of
investment in  joint
venture                                                                                      6               6               6
                                                                                                                 -------------
COMPREHENSIVE INCOME                                                                                             RS.     7,266
                                                                                                                 =============
COMPREHENSIVE
INCOME                                                                                                           US$       153
                            -------------   --------   ----------   ----------   -------------   -------------   =============
BALANCE AT
MARCH 31, 2003                285,000,000   RS.2,850   RS. 15,377   RS. 38,435   RS.        83   RS.    56,745
                            =============   ========   ==========   ==========   =============   =============
BALANCE AT
MARCH 31, 2003                285,000,000   US$   60   US$    323   US$    809   US$        2    US$      1194
                            =============   ========   ==========   ==========   =============   =============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                            STATEMENTS OF CASH FLOWS
           FOR EACH OF THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                            YEARS ENDED MARCH 31,
                                                              --------------------------------------------------
                                                                2001          2002          2003          2003
                                                              ---------     ---------     ---------     --------
                                                                                (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET INCOME                                                 Rs. 15,422    Rs.  9,537    Rs.  7,444     US$  157
  Adjustment to reconcile net income to net cash
      provided by operating activities:
  Depreciation and amortization                                   1,729         1,898         2,086           44
  Stock based compensation                                            -           896             -            -
  Impairment of property, plant and equipment                         -            30           129            3
  Allowance for doubtful debts                                      112           675            86            2
      Deferred income tax expense / (benefit)                     1,759          (702)          214            5
      Unrealized exchange gain                                     (526)         (206)           (1)           -
  (Profit)/loss on sale of fixed assets                               5             2            (1)           -
  Share of loss from affiliate/joint venture                          -             -           143            3
  Investments written off                                             -             -             2            -
  Net change in:
  Trade and other receivables                                     5,865         3,067         7,540          159
  Other assets                                                   (1,400)         (515)       (4,510)         (95)
  Trade payables                                                 (2,225)       (5,611)       (3,306)         (70)
  Accrued expenses and other liabilities                          2,334           414            35           (1)
                                                             ----------    ----------    ----------     --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                   23,075         9,485         9,861          207
                                                             ----------    ----------    ----------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                      (4,238)       (2,509)       (2,868)         (60)
  (Purchase)/sale of investments                                     92            (7)            -            -
  Purchase of investments in affiliate/joint venture                  -             -        (2,987)         (63)
  Short-term investments in term deposits                       (37,272)       28,581        (5,845)        (123)
  Proceeds from sales of property, plant and equipment                2             3             3            -
                                                             ----------    ----------    ----------     --------
     NET CASH (USED)/PROVIDED BY INVESTING ACTIVITIES           (41,416)       26,068       (11,697)        (246)
                                                             ----------    ----------    ----------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds/(Repayment) of  short-term borrowings (net)                -         5,751        (2,211)         (46)
  Dividends paid                                                   (760)      (35,625)       (3,563)         (75)
                                                             ----------    ----------    ----------     --------
     NET CASH USED BY FINANCING ACTIVITIES                         (760)      (29,874)       (5,774)        (121)
                                                             ----------    ----------    ----------     --------

Unrealized exchange gain on cash and cash equivalents               455             2             1            -
                                                             ----------    ----------    ----------     --------
NET CHANGE IN CASH FLOWS                                        (18,646)        5,681        (7,609)        (160)
Cash and cash equivalents, beginning of year                 Rs. 20,846    Rs.  2,200    Rs.  7,881     US$  166
                                                             ----------    ----------    ----------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR                       Rs.  2,200    Rs.  7,881    Rs.    272     US$    6
                                                             ==========    ==========    ==========     ========

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid                                                Rs.      1    Rs.    227    Rs.     43     US$    1
Interest received                                            Rs.  2,121    Rs.  5,034    Rs.  2,320     US$   49
Income taxes paid                                            Rs.  9,597    Rs. 10,594    Rs.  9,169     US$  193

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND

         a. THE COMPANY

                  Videsh Sanchar Nigam Limited ("VSNL" or "the Company") is incorporated in India as a limited liability company under the Indian Companies Act, 1956, with its registered office at Videsh Sanchar Bhavan, M.G. Road, Mumbai 400001, India. The Company is listed on major stock exchanges in India and on the New York Stock Exchange. During the year ended March 31, 2002, the Government of India ("GoI") disinvested a portion of its holding to Panatone Finvest Limited ("Panatone"), a subsidiary of Tata Sons Limited ("Tata Sons"), the parent company of the selected strategic partner, the Tata Group (See Note 1(b) below).

                  The Tata Group operates in a variety of industries and has significant telecommunications operations in India. The Tata Group includes amongst other companies Panatone, Tata Sons, The Tata Power Company Limited ("Tata Power"), The Tata Iron and Steel Company Limited ("Tata Steel") and Tata Industries Limited ("Tata Industries").

                  As part of the disinvestment process, GoI and Panatone and its shareholders entered into a shareholders' agreement on February 13, 2002. Pursuant to this agreement, Panatone and GoI have the right to appoint directors of the Company. As of March 31, 2003 the board of directors consisted of 12 members, of which eight are nominated by Panatone and four by GoI.

                  Following disinvestment by GoI and the Tender Offer (See Note 1(b) below), the major shareholders of the Company are Panatone/Tata Sons, who own 46.31% and GoI, who own 26.12%.

                  VSNL operates from its corporate office at Mumbai and through its other offices at Mumbai, New Delhi, Kolkata, Chennai, Arvi, Bangalore, Bhubaneshwar, Dehradun, Ernakulam, Gandhinagar, Goa, Guwahati, Hyderabad, Indore, Jalandhar, Kanpur and Pune.

                  The Company is the largest provider of international telecommunications services in India, directly and indirectly linking the domestic Indian telecommunications network to 237 territories worldwide. The Company has been licensed to provide national long distance services with effect from February 8, 2002.

                  VSNL offers basic and specialized services. Basic services include telephony, telex and telegraph. Specialized services include gateway packet data transmission, electronic data interchange, e-mail, internet, international maritime satellite mobile services, leased channels, transmission of signals for international television broadcasts and video conferencing.

         b. DISINVESTMENT

                  Prior to disinvestments by GoI, the Company was a public sector undertaking ("PSU") with GoI holding approximately 52.97% in the paid-up equity capital in the Company. As part of the its disinvestment program, GoI disinvested its shareholding in the Company to Panatone, together with management control, through the sale of 71,250,000 equity shares representing 25% of the voting capital of the Company at a price of Rs.202 per share ("GoI Shares") for an aggregate purchase price of Rs.14,393 million in cash.

                  The Share Purchase Agreement ("SPA") giving effect to the above arrangement was entered into between GoI and Panatone on February 6, 2002. Panatone's shareholders Tata Sons, Tata Power, Tata

         Steel and Tata Industries, are also signatories to the SPA though they did not directly purchase any of GoI's shareholding in the Company. The Company is also a party to the SPA.

                  In connection with the purchase of GoI Shares, Panatone was required by India's Takeover Code to make a tender offer to acquire an additional 20% of the equity shares from public shareholders of the Company. Accordingly, Panatone offered to purchase up to 57,000,000 equity shares (including equity shares underlying the American Depositary Shares), representing 20% of the paid-up and voting equity share capital of the Company at a price of Rs.202 (US$4.15) per share payable in cash.

                  At the close of the tender offer on May 9, 2002, approximately 87,600,000 equity shares were tendered for sale, of which Panatone accepted 57,000,000 equity shares on a pro rata basis. Upon acceptance of the tendered shares, Panatone now holds 45% of the paid-up equity capital of the Company.

                  Under the terms of the SPA and the shareholders' agreement, Panatone is required to take measures to separate out surplus land at Pune, Kolkata, New Delhi and Chennai, as identified in the SPA (the "Surplus Land"), from the Company and also to subject the use of the Surplus Land to special conditions as stated in the tender offer. Panatone is required to facilitate the transfer of the Surplus Land to a new realty undertaking in the Company. Panatone, with GoI, will cause the demerger of the realty undertaking in to a separate company ("the Resulting Company"). On the issue of new shares of the Resulting Company, Panatone is required to transfer to GoI, without consideration, a minimum of 25% of the Resulting Company's issued shares, or such higher number of shares of the Resulting Company, which may be on account of any further sale of equity shares by GoI to Panatone prior to the demerger. If for any reason, the Company cannot transfer the Surplus Land into the Resulting Company, then at any time when the Company sells, transfers or develops the land, Panatone shall compensate GoI with an amount equivalent of 25% of the benefit accruing to the Company subject to local tax laws prevailing in India.

         c. MONOPOLY STATUS

                  The Company had an exclusive license to provide international long distance ("ILD") services up to March 2004. However, GoI decided to terminate the Company's monopoly two years ahead of schedule and accordingly opened up this service to private operators from April 1, 2002. GoI had however agreed to compensate the Company for this early termination with the following package (See Note 18):

            1.    A license to operate national long distance ("NLD") services.

            2. Re-imbursement by GoI of entry fees and revenue sharing fees, net of taxes, that the Company may have to pay with respect to the NLD license, for five years with effect from April 1, 2001.

            3. A category `A' Internet Service Provider ("ISP") license, which will allow the Company to expand internet access services to the entire country.

                  The Company had accepted GoI's decision to terminate the Company's monopoly before the year 2004. The shareholders of the Company approved the compensation package at the meeting held in May 2001.

         d. REVENUE SHARING ARRANGEMENT

                  The Company operates its business pursuant to a license from Department of Telecommunications ("DoT"), GoI. In pursuance of the New Telecom Policy 1999, GoI decided to corporatize the service provision functions of the DoT. Accordingly, GoI transferred the business of providing telecom services in the country to a newly formed company, Bharat Sanchar Nigam Limited ("BSNL") with effect from October 1, 2000. Further, existing contracts, agreements and MoUs, except for license fees payable for the usage of circuits, including the revenue sharing agreement entered into by DoT for the supply of services, were transferred and assigned to BSNL with effect from October 1, 2000.

                  The license is periodically renewed by DoT subject to certain conditions and is currently valid up to March 31, 2004. With the opening of the telecommunications sector to private operators from April 1, 2003 the Company is in the process of negotiating a fresh ILD license agreement with DoT.

                  The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of international calls to India and from payments from BSNL and MTNL for the delivery of international calls abroad. Consequently, the Company and BSNL/MTNL share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them.

                  Under the revenue sharing arrangement, the Company pays to BSNL/MTNL a charge per minute equal to the weighted average incoming settlement rate, minus Rs.10.00 on all incoming international calls and BSNL pays to the Company, a charge per minute equal to the weighted average outgoing settlement rate plus Rs.10.00 on all outgoing international calls. The weighted average incoming settlement rate and weighted average outgoing settlement rate for any financial year is the average of the various settlement rates in effect as of the beginning of the financial year between the Company and the foreign administrations and carriers (converted to Indian rupees at the exchange rate prevailing as of the beginning of the financial year), weighted to reflect the volume of total incoming traffic and the outgoing traffic respectively, of the immediately preceding financial year.

                  With effect from April 1, 1999, the revenue sharing arrangement provides for a comparison of the combined international traffic revenue per call minute of the Company and BSNL/MTNL (net of payments by the Company to foreign administrations and carriers and by the Company and BSNL/MTNL to each other in respect of incoming and outgoing calls) for each fiscal year, compared to the corresponding amount in the base fiscal year ended March 31, 1997. Increases or decreases are shared between the Company and BSNL/MTNL according to the following percentages:

                            INCREASE/DECREASE
                  -------------------------------------
YEARS ENDED
 MARCH 31,        COMPANY'S SHARE       BSNL/MTNL SHARE
-------------------------------------------------------
   2001                 20%                    80%
   2002                 25%                    75%

                  In computing the international traffic revenue of BSNL/MTNL for purposes of calculating the combined international traffic revenue per call minute of the Company and BSNL/MTNL, the tariff charged by BSNL/MTNL to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company's average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by BSNL/MTNL from its subscribers for outgoing international calls.

                  Effective April 1, 2002, the international long distance telephony market in India was liberalized with GoI permitting the entry of private operators.

                  The Company negotiated terms with various telecommunication operators including BSNL and MTNL. In accordance with the terms of agreement with BSNL and MTNL, for the period from April 1, 2002 to July 31, 2002, the prior Revenue Sharing Agreement that expired on March 31, 2002 was extended up to July 31, 2002.

                  With effect from August 1, 2002, BSNL and MTNL would pay VSNL amounts ranging from Rs.6.00 - Rs.14.00 per minute depending upon which region the traffic was terminated. In the case of incoming calls, VSNL is required to pay BSNL and MTNL amounts ranging from Rs.4.40 - Rs.13.00 per minute depending upon which distance slab the incoming traffic is being terminated. Discounts are allowable in respect of incoming calls depending upon a committed volume of traffic.

                  For the years ended March 31, 2001, 2002 and 2003 the effective net retention per call minute was Rs.9.39, Rs.8.39 and Rs. 5.69, respectively.

                  The Company has also negotiated the terms of agreement with BSNL, MTNL and various other telecommunication operators for fiscal 2004. Based on the agreements effective April 1, 2003 to March 31, 2004, BSNL and MTNL would pay VSNL amounts ranging from Rs. 6.00 - Rs.14.00 per minute for outgoing traffic depending upon the region to which the traffic would be terminated. In the case of incoming calls, VSNL is required to pay BSNL and MTNL amounts ranging from Rs. 5.70 - Rs. 6.60 per minute depending on the distance slab to which the incoming traffic is being terminated. Discounts are allowable in respect of incoming calls depending upon a committed volume of traffic.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF PRESENTATION

                  These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India's Companies Act, 1956, which form the basis of the statutory general purpose financial statements of the Company in India. Principal differences in so far as they relate to the Company include valuation of investments, accounting for property, plant and equipment and depreciation thereon, deferred income taxes, retirement benefits, stock based compensation and the presentation and format of the financial statements and related notes.

                  The Company has a wholly owned subsidiary. Consolidated financial statements have not been presented as the financial position and results of the subsidiary are immaterial for the purposes of consolidation (See Note 6).

                  Entities where the Company exercises significant influence, generally where the Company controls between 20% to 50% of the voting stock of the investee company, are considered affiliates and are accounted for using the equity method.

         b. USE OF ESTIMATES

                  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include traffic revenue, allowances for trade and other receivables and the valuation of unlisted investments.

         c. CASH AND CASH EQUIVALENTS

                  The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

         d. TRADE AND OTHER RECEIVABLES

                  Trade and other receivables are stated at their expected realizable values, net of an allowance for doubtful debts. Amounts payable to and receivable from the same administration and BSNL/MTNL are shown on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

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

                  Investments in telecommunication satellite companies which are not freely transferable and for which fair values are not readily obtainable are accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. These investments are reflected at cost less permanent impairment, if any. Declines in the value of investments that are other than temporary are reflected in earnings as realized losses, based on management's best estimate of the value of the investment.

                  Entities where the Company controls between 20% and 50% of the working stock of the investee company are considered as affiliates/joint ventures and are accounted using the equity method.

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

                  Depreciation is charged on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their remaining estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

                                                     YEARS
Buildings                                                61
Plant and machinery:
Earth stations                                           12
Cables                                                10-25
Exchanges                                                12
Other network equipment                                   8
Office equipment                                         20
Computers                                                 6
Furniture, fittings and motor vehicles                10-15

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

                  Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use ("IRU's") for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and amortized over the contracted period of use. The Company's current amortization policy complies with SFAS No. 142, Goodwill and Other Intangible Assets, which is applicable from fiscal years beginning after December 15, 2002.

                  The Company has not and does not trade in IRU's or bandwidth or enter into any swap or other similar agreements relating to IRU's or bandwidth.

         g. IMPAIRMENT AND DISPOSAL OF LONG LIVED ASSETS

                  The Company evaluates the carrying value of its long-lived tangible assets whenever events or circumstances indicate the carrying value of such assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use or disposition of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on the lower of the fair value and the net realizable value of the asset.

                  In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed off by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that: (1) can be distinguished from the rest of the entity, and, (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

                  The Company adopted SFAS No. 144 with effect from April 1, 2002, with no material impact on its results of operations, financial position or cash flows.

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

                           PENSION

                  Pension contributions are charged to the statement of income based on actuarial valuation. Pension contributions mainly comprise the Company's share of contribution relating to OCS employees who were transferred to VSNL in the financial year ended March 31, 1990.

                           PROVIDENT FUND

                  In addition to the above benefits, all eligible employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the employee's salary (basic and dearness allowance). The contributions are made to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in the statutorily assured rate of return on the assets of the trust, which has remained constant at 9.5% during the years ended March 31, 2002 and 2003. Currently, the Company has no further obligation under the provided fund beyond its contribution, which is expensed when incurred.

         j. REVENUE RECOGNITION

                  Revenues for long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized based upon contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers. The majority of revenues are derived from payments by the BSNL/MTNL for completing outgoing calls made from India and from payments by foreign administrations for incoming calls that originate outside India.

                  Income from Intelsat Ltd. is accounted as dividend income and included as part of non-operating income.

         k. OPERATING AND OTHER EXPENSES

                  The principal components of the Company's operating and other expenses are network and transmission costs, license fees paid to the DoT, light and power expenses and repairs to plant and machinery.

                  Network and transmission costs include payments to BSNL/MTNL for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from BSNL and other domestic operators and satellite circuits from satellite companies. As discussed in Note 1(d), the Company must pay a proportion of the amounts received from domestic operators to transit and destination foreign administrations. Similarly, a portion of the payments from the foreign administrations is paid to domestic operators for completing calls within India.

                  Other operating costs include general and administrative expenses other than network and transmission costs and license fees.

         l. FOREIGN CURRENCY TRANSACTIONS

                  The Company's functional currency is the Indian rupee. Foreign currency transactions are normally recorded at the exchange rates prevailing on the first working day of the month in which the transaction falls. In the case of traffic revenue and charges for the use of transmission facilities, foreign currency transactions are recorded at the exchange rate prevailing on the last day of the prior month. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.

         m. INCOME TAX

                  Income tax comprises current income tax and the net change in the deferred tax asset or liability in the year. Deferred income taxes are accounted for using the asset and liability method for the future tax consequences of temporary differences between the tax basis and the carrying value of assets and liabilities.

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

         n. DIVIDENDS

                  Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2002 and 2003, the amounts available for distribution are Rs. 8,338 million and Rs.7,786 million, respectively. Dividends declared for the years ended March 31, 2001, 2002 and 2003 were Rs.50, Rs.87.50 and Rs.8.50 per equity share. For the year 2003, the dividend proposed by the Board of Directors which is pending approval of the shareholders in the Annual General Meeting is Rs. 8.50 per equity share. The Company paid dividends of Rs.760 million, Rs.35,625 million (including Rs. 21,375 million as special dividend) and Rs.3,563 million during the years ended March 31, 2001, 2002 and 2003 respectively.

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

         p. COMPREHENSIVE INCOME

                  The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities, exchange differences on translation of foreign affiliates/joint ventures along with net income are components of comprehensive income.

         q. SEGMENT INFORMATION

                  The Company identifies International telephony, Internet and Leased line services as its operating segments. Operating segments other than the international telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and do not qualify as reportable segments. Segment-wise information has been provided in
         Note 25.

         r. NEW ACCOUNTING PRONOUNCEMENTS

                  SFAS NO. 143

                  In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will become applicable to the Company for its fiscal year beginning on April 1, 2003, and when adopted, is not expected to have any impact on the results of operations, financial position or cash flows.

                  SFAS NO. 146

                  In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring". The principal difference between SFAS No. 146 and Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its financial position or results of operations.

                  SFAS NO. 148

                  In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement 123 required prospective application of the fair value recognition provisions to new awards granted after the beginning of the period of adoption. When Statement 123 was issued in 1995, the Board recognized the potential for misleading implications caused by the "ramp-up" effect on reported compensation cost from prospective application of the fair value based method of accounting for stock-based employee compensation to only new grants after the date of adoption. However, the Board was concerned that retroactive application would be excessively burdensome to financial statement preparers because the historical assumptions required to determine the fair value of awards of stock-based compensation for periods prior to the issuance of Statement 123 were not readily available. This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

                  SFAS NO. 149

                  In February 2003, the FASB issued SFAS No. 149, Amendments of Statement No. 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. This Statement is effective for contracts entered into or modified after June 30, 2003. All provisions of this Statement should be applied prospectively.

                  FIN 45

                  In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB No 5, 57 and 107 and rescission of FASB interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981--the effective date of Interpretation 34.

         s. CONVENIENCE TRANSLATION

                  The accompanying financial statements have been expressed in Indian rupees ("Rs."), the Company's functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2003 have been translated into US dollars at US$1.00 = Rs.47.53 based on the noon buying rate for cable transfers on March 31, 2003 as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts referred to in these financial statements have been, or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents include the following:

                                                              AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002          2003              2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Cash in hand                                     Rs.       4     Rs.      1     US$     -
Bank balances:
  Current accounts                                     1,707            271             6
  Time Deposits                                        6,170              -             -
                                                 -----------     ----------     ---------
TOTAL                                            Rs.   7,881     Rs.    272     US$     6
                                                 ===========     ==========     =========

4. SHORT-TERM INVESTMENTS

                  Short-term investments include the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Term Deposits                                    Rs.   7,108     Rs.  6,262     US$   132
Term deposits with maturity exceeding 90 days         10,361         17,052           358
                                                 -----------     ----------     ---------
TOTAL                                            Rs.  17,469     Rs. 23,314     US$   490
                                                 ===========     ==========     =========

                  Term Deposits include Rs.7,099 million and Rs.6,258 million as of March 31, 2002 and 2003, respectively the use of which is restricted to the import of capital equipment.

                  Interest rates on term deposits during the year ended March 31, 2003, ranged from approximately 5.60% to 8.75%.

                  Term deposits with maturity exceeding 90 days include Rs.3,605 million pledged against short-term borrowings of the Company.

5. TRADE AND OTHER RECEIVABLES

                  Trade and other receivables include the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Trade accounts receivables:
Amount due from foreign
administrations                                  Rs.  14,380     Rs.  6,302     US$   133
Domestic trade debtors                                   528          1,575            33
                                                 -----------     ----------     ---------
Total trade account receivables                       14,908          7,877           166
Interest receivable on bank deposits                     700            225             5
Other sundry deposits                                     63             60             1
Other receivables                                        546            429             9
                                                 -----------     ----------     ---------
 TOTAL                                           Rs.  16,217     Rs.  8,591     US$   181
                                                 ===========     ==========     =========

                  Amounts due from BSNL/MTNL for traffic settlement are netted against amounts due to BSNL/MTNL for traffic settlement and are reported in trade payables. The Company has the legal right of set-off.

6. INVESTMENTS

                  The portfolio of investments as of March 31, 2002 and 2003 is as follows:

                                       AS OF MARCH 31, 2002                   AS OF MARCH 31, 2003
                               -----------------------------------    -----------------------------------
                                             GROSS                                  GROSS
                               ORIGINAL    UNREALIZED    CARRYING     ORIGINAL    UNREALIZED    CARRYING
                                 COST        GAINS        VALUE         COST        GAINS        VALUE
                               --------    ----------    ---------    --------    ----------    ---------
                                                                      (IN MILLIONS)
Investment carried at fair
 value:
  Satellite company            Rs.  562    Rs.    412    Rs.   974    Rs.  562    Rs.    120    Rs.   682
                               ======================                 ======================

Investment carried at cost:
  Telecommunication                                          8,481                                  2,992
    companies
  Less: Permanent                                           (5,470)                                     -
    impairment
                                                         ---------                              ---------
  TOTAL                                                  Rs. 3,985                              Rs. 3,674
                                                         =========                              =========
  TOTAL                                                                                         US$    77
                                                                                                =========

                  VSNL SEAMLESS SERVICES LIMITED

                  During the year the Company acquired a wholly owned subsidiary VSNL Seamless Services Limited ("VSSL"), incorporated in India, for a cash consideration of Rs. 1,000. Subsequent to the acquisition, the Company subscribed to equity shares of Rs. 500,000 issued by VSSL. The intended principal activity of VSSL was provision of value-added services. Subsequent to the year-end, the Board of Directors of the Company, proposed liquidation of the subsidiary. VSSL has not commenced operations.

                  INTELSAT, LTD.

                  Intelsat, Ltd., originally formed as an Inter Governmental Organization in 1964, owns and operates satellite communication systems. It offers telephony, corporate network, video and Internet solutions to customers in over 200 countries through its network of 26 geosynchronous satellites. Intelsat was converted into a private company incorporated in Bermuda effective July 18, 2001. Consequent to its privatization the Company was allotted 27,045,940 ordinary shares of US$1 each representing 5.4% of the paid up capital of Intelsat, Ltd.. On June 4, 2002 Intelsat amended its bye-laws consolidating its shares, whereby every three ordinary shares of $ 1.00 each were consolidated into one ordinary share of $ 3.00 each. Consequently, the company now holds 9,015,314 ordinary shares with a par value of $ 3 per share.

                  Post corporatization, the Company's investment in Intelsat, Ltd. has been accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock at cost since the fair value of equity shares is not readily obtainable.

                  On March 8, 2002, Intelsat, Ltd. announced its intention to conduct an initial public offering (IPO) of its ordinary shares in an amount of approximately US$500 million. In addition, it is anticipated that Intelsat Ltd.'s existing shareholders will be offered the opportunity to sell ordinary shares in the offering. The Open-Market Reorganization for the Betterment of International Telecommunications Act (ORBIT Act) has extended the deadline for conducting the IPO to December 31, 2003.

                  NEW SKIES SATELLITE NV ("NSS")

                  During 1998-99, as part of its restructuring process Intelsat incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS and accounted for the transaction at historic book values. In return, NSS issued 10,000,000 shares of common stock of Dutch Guilder 1 to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99, and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment shares of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000, which were recorded as a reduction in the investment in Intelsat and a new investment in NSS at face values.

                  NSS announced a 10:1 stock split prior to its initial public offering ("IPO") in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2003 stands at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 31, 2003 was US $ 4.17 per share.

                  INMARSAT VENTURE PLC.

                  International Mobile Satellite Organization (Inmarsat) was an IGO with membership from 88 countries providing satellite mobile communications in air, on land and at sea. It was converted into a national law company incorporated in the United Kingdom effective April 15, 1999. The Company's investment in the holding company, Inmarsat Ventures Plc is 202,219 shares representing approximately 2.0% of the paid up capital. Further, there had been a 10:1 stock split in March 2001. Consequently, the Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures Plc.

                  Due to poor stock market conditions, Inmarsat has postponed its IPO during the fiscal year 2002. It is anticipated that Inmarsat's existing shareholders will be offered the opportunity to sell their holdings in the offering when it occurs. The ORBIT Act has extended the deadline for conducting the IPO to June 30, 2004.

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

7. INVESTMENT IN AFFILIATES/JOINT VENTURE

                  UNITED TELECOM LIMITED ("UTL")

                  UTL is a joint venture between the Company, Mahanagar Telephone Nigam Limited ("MTNL"), Telecommunications Consultants India Limited ("TCIL") and Nepal Ventures Private Limited ("NVPL"), with an investment equity in the ratio of 26.6:26.8:26.6:20. MTNL and TCIL are companies incorporated in India and NVPL is a company incorporated in Nepal. UTL has been formed for bidding for license to operate and invest in basic telephony services in Nepal based on Wireless-in-Local Loop technology. As of date, UTL is yet to commence commercial operations. Investment in UTL has been equity accounted in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

                  TATA TELESERVICES LIMITED ("TTSL")

                  The company has an equity interest of 19.9% in Tata Teleservices Limited ("TTSL"). The Company has the right to appoint two directors in TTSL. TTSL and its subsidiaries provide basic telephony and Internet services in Andhra Pradesh and Maharashtra. Investment in TTSL has been equity accounted in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

8. PROPERTY, PLANT AND EQUIPMENT

                  Property, plant and equipment by asset category is as follows:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Land                                             Rs.     773     Rs.    782     US$    16
Buildings                                              2,210          2,434            51
Plant and machinery                                   25,117         29,751           626
Computers                                                587            738            16
Motor vehicles                                            16             15             -
Furniture and fixtures                                   184            212             5
                                                 -----------     ----------     ---------
   Property, plant and equipment, at cost             28,887         33,932           714
Less: Accumulated depreciation                       (10,829)       (13,279)         (279)
                                                 -----------     ----------     ---------
   PROPERTY, PLANT AND EQUIPMENT, NET            Rs.  18,058     Rs. 20,653     US$   435
                                                 ===========     ==========     =========

                  The Company is in the process of reviewing the estimated useful lives of property, plant and equipment. Pending completion of such review, depreciation has been computed based on estimated useful lives stated in Note 2(f).

                  During the year 1998-99 the Company had spent Rs.496 million towards gateway equipment for Iridium India Telecom Limited ("IITL"), Pune, which was capitalized and was being depreciated. IITL stopped operational activities in April 2000 and since then these assets have not been used by IITL. An impairment charge of Rs.30 million was recognized in the year ended March 31, 2002 to reflect their estimated realizable value.

                  Property, plant and equipment include Rs.1,486 million and Rs. 1,426 million for indefeasible rights of use as of March 31, 2002 and 2003 respectively.

9. CAPITAL WORK-IN-PROGRESS

                  Capital work-in-progress includes the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Buildings                                        Rs.     315     Rs.    182     US$     4
Plant and machinery                                    2,583            110             2
Other assets                                              45            828            18
                                                 -----------     ----------     ---------
                 TOTAL                           Rs.   2,943     Rs.  1,120     US$    24
                                                 ===========     ==========     =========

10. OTHER ASSETS

                  Other assets includes the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Advance tax (net)                                Rs.   7,752     Rs. 12,141     US$   256
Advances paid for capital goods                            6             23             -
Prepaid expenses                                         530            632            13
Inventories                                                5              7             -
                                                 -----------     ----------     ---------
                 TOTAL                           Rs.   8,293     Rs. 12,803     US$   269
                                                 ===========     ==========     =========

11. SHORT-TERM BORROWINGS

                  As of March 31, 2002 and 2003, the Company had short-term borrowings of Rs. 5,751 million and Rs. 3,540 million, respectively. The short-term borrowings carry interest at 6.25% and are repayable by April 2003. Term deposits amounting to Rs. 3,605 million are secured against short-term borrowings.

12. TRADE PAYABLES

                  Trade payables include the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Accounts payable-trade:
Amounts due to foreign administrations           Rs.   1,420     Rs.    586     US$    12

Amounts due to Domestic Operators                      4,308          1,836            39

                                                 -----------     ----------     ---------
                 TOTAL                           Rs.   5,728     Rs.  2,422     US$    51
                                                 ===========     ==========     =========

13. ACCRUED EXPENSES AND OTHER LIABILITIES

                  Accrued expenses and other liabilities include the following:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
Unearned income                                  Rs.   1,762     Rs.  3,039     US$    64
Interest accrued but not due                              11              1             -
Other payables and accrued expenses                    6,189          5,078           107
                                                 -----------     ----------     ---------
                 TOTAL                           Rs.   7,962     Rs.  8,118     US$   171
                                                 ===========     ==========     =========

14. INCOME TAX

                  The income tax expense comprises the following:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Current income tax expense                       Rs.   7,887     Rs.  6,661     Rs. 4,176     US$    88
Deferred income tax expense
  (benefit)                                            1,759           (702)          214             4
                                                 -----------     ----------     ---------     ---------
        INCOME TAX EXPENSE                       Rs.   9,646     Rs.  5,959     Rs. 4,390     US$    92
                                                 ===========     ==========     =========     =========

                  The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Net income before taxes                          Rs.  25,173     Rs. 19,130     Rs. 11,834    US$   249
Effective statutory income tax rate                    39.55%         35.70%         36.75%       36.75%
Expected income tax expense                            9,956          6,829          4,349           91

Adjustments to reconcile expected
income tax expense to actual tax
expense:
Permanent differences:
Income exempt under tax holiday                       (1,209)          (957)             -            -
Provision for diminution in value of
investment not allowed for tax                           153             24                           -
Stock based compensation cost                              -            320              -            -
Exchange gain on GDR deposits treated
as capital receipt for income tax
purposes                                                 (60)            59              -            -

Share of loss of affiliates                                -              -             52            1
Others, net                                              775           (110)            42            1
Effect of change in statutory
 tax rate                                                 31           (206)           (53)          (1)
                                                 -----------     ----------     ----------    ---------
INCOME TAX EXPENSE                               Rs.   9,646     Rs.  5,959     Rs.  4,390    US$    92
                                                 ===========     ==========     ==========    =========

                  The tax effects of significant temporary differences are as follows:

                                                             AS OF MARCH 31,
                                                 ----------------------------------------
                                                    2002            2003          2003
                                                 -----------     ----------     ---------
                                                              (IN MILLIONS)
TAX EFFECT OF:

DEDUCTIBLE TEMPORARY DIFFERENCES:
Allowances for trade receivables                 Rs.     608     Rs.    624     US$    13
Other                                                    126            132             3
                                                 -----------     ----------     ---------
DEFERRED TAX ASSET                               Rs.     734     Rs.    756     US$    16
                                                 -----------     ----------     ---------

TAXABLE TEMPORARY DIFFERENCES:
Property, plant and equipment                    Rs.   2,946          3,182     US$    67
Unrealized gain on securities available for
Sale                                                     151             46             1
                                                 -----------     ----------     ---------
DEFERRED TAX LIABILITY                           Rs.   3,097     Rs.  3,228     US$    68
                                                 -----------     ----------     ---------
NET DEFERRED TAX LIABILITY                       Rs.   2,363     Rs.  2,472     US$    52
                                                 ===========     ==========     =========

15. TRAFFIC REVENUES

                  Traffic revenues comprise the following:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Revenues from foreign
   Administrations:

Telephone                                        Rs.  46,674     Rs. 41,503     Rs. 27,143    US$   571
Others                                                   112             70             36            1
Revenues from domestic operators:
Telephone                                             18,345         16,153          9,656          203
Leased circuits                                        3,140          3,584          4,231           89
Telegraph, television and others                       3,645          3,740          4,275           90
                                                 -----------     ----------     ----------    ---------
        TOTAL                                    Rs.  71,916     Rs. 65,050     Rs. 45,341    US$   954
                                                 ===========     ==========     ==========    =========

16. NETWORK COSTS

                  Network and transmission costs comprise the following:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Payment for traffic costs to:
Domestic operators                               Rs.  27,341     Rs. 23,050     Rs. 13,528    US$   284
Foreign administrations                               13,866         10,721          6,741          142
Rent of land lines                                     1,037          2,914          3,319           70
Other transmission facilities                          2,906          2,892          2,456           52
                                                 -----------     ----------     ----------    ---------
        TOTAL                                    Rs.  45,150     Rs. 39,577     Rs. 26,044    US$   548
                                                 ===========     ==========     ==========    =========

17. OTHER OPERATING COSTS

                  Other operating costs comprise the following:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Staff costs:
Salaries and wages                               Rs.   1,400     Rs.  2,134     Rs.  1,302    US$    27
Social security contributions                            132            391            264            6
Energy costs                                             271            286            302            6
Advertising                                              116             35             89            2
Repairs, maintenance, marketing and other
costs                                                  1,104          1,957          2,033           43
                                                 -----------     ----------     ---------     ---------
        TOTAL                                    Rs.   3,023     Rs.  4,803     Rs.  3,990    US$    84
                                                 ===========     ==========     ==========    =========

18. NON-OPERATING INCOME

                  Non-operating income comprise the following:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Foreign exchange gains, net                      Rs.   2,878     Rs.    939     Rs.    167    US$     4
Profit/(loss) on sale of fixed assets                     (5)            (2)             1            -
Reimbursement by GoI of entry fees
(See Note 1(c))                                            -            279              -            -

Miscellaneous income                                     185            155            257            5
                                                 -----------     ----------     ----------    ---------
        TOTAL                                    Rs.   3,058     Rs.  1,371     Rs.    425    US$     9
                                                 ===========     ==========     ==========    =========

19. INTEREST INCOME

                  Included under interest income is an amount of Rs. 535 million relating to interest on income tax refunds. Consequent to the favorable outcome of appeals before the Commissioner of Income Tax (Appeals) relating to the allowability of license fee, income tax refunds, including interest aggregating to Rs. 963 million were received during the year. Interest on tax refunds aggregating to Rs. 428 million which were recognized in previous years, have been debited to the Statement of Income for the year ended March 31, 2003 on receipt of adverse assessment orders.

20. EMPLOYEE STOCK PURCHASE SCHEME ("ESPS")

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

                  Had compensation cost for the Company's ESPS been determined based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share for the year ended March 31, 2002 would have been as per the pro forma amounts indicated below:

                                                          YEAR ENDED MARCH 31, 2002
                                                   ---------------------------------------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
NET INCOME:
As reported                                               Rs.  9,537     US$    195
Pro forma                                                      9,776     US$    200

BASIC AND DILUTED EARNINGS PER SHARE
As reported                                               Rs.  33.46     US$   0.69
Pro forma                                                      34.30     US$   0.70

                  The fair value of options used to compute pro forma net income and basic earnings per equity share has been estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

                                                 YEAR ENDED MARCH 31, 2002
                                                 --------------------------
Dividend yield                                               1%
Expected volatility                                         88%
Risk-free interest rate                                      9%
Lock-in period                                          1 year

21. RETIREMENT BENEFITS

         GRATUITY

         The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company's financial statements as of March 31, 2002 and 2003.

                                                                             AS OF MARCH 31,
                                                                 --------------------------------------
                                                                    2002           2003         2003
                                                                 ----------     ----------    ---------
                                                                               (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION:

Projected benefit obligation, beginning of the year              Rs.    232     Rs.    288    US$     6
Service cost                                                             16             21            -
Interest cost                                                            23             27            1
Actuarial loss                                                           39             33            1
Benefits paid                                                           (22)           (12)           -
                                                                 ----------     ----------    ---------
         PROJECTED BENEFIT OBLIGATION, END OF THE YEAR                  288            357            8
                                                                 ----------     ----------    ---------

CHANGE IN PLAN ASSETS:

Fair value of plan assets, beginning of the year                        127            288            6
Actual return on plan assets                                             11             28            1
Employer contributions                                                    -             52            1
Benefits paid                                                           (22)           (12)           -
Gain on plan assets                                                       -              1            -
                                                                 ----------     ----------    ---------
         FAIR VALUE OF PLAN ASSETS, END OF THE YEAR                     116            357            8
                                                                 ----------     ----------    ---------

Excess of obligation over plan assets                                  (172)             -            -
Unrecognized actuarial loss                                             102              -            -
   Unrecognized transitional obligation                                   9              -            -
                                                                 ----------     ----------    ---------
         ACCRUED BENEFIT                                         Rs.    (61)             -    US$     -
                                                                 ==========     ==========    =========

                  Net gratuity cost for the years ended March 31, 2001, 2002 and 2003 comprises the following components:

                                                                 YEARS ENDED MARCH 31,
                                                 ------------------------------------------------------
                                                    2001            2002           2003         2003
                                                 -----------     ----------     ---------     ---------
                                                                       (IN MILLIONS)
Service cost                                     Rs.       8     Rs.     16     Rs.     21    US$     -
Interest cost                                             16             23             27            1
Net transitional liability recognized                      -             13              -            -
Net actuarial loss recognized                              -            105             31            1
Amortization of unrecognized transitional                  5              -              -            -
obligation

Actual investment return                                 (10)           (11)           (27)          (1)
                                                 -----------     ----------     ----------    ---------
NET GRATUITY COST                                Rs.      19     Rs.    146     Rs.     52    US$     1
                                                 ===========     ==========     ==========    =========

                  The assumptions used in accounting for the gratuity plan for the years ended March 31, 2001, 2002 and 2003 are set out below:

                                                                          YEARS ENDED MARCH 31,
                                                                 --------------------------------------
                                                                    2001           2002         2003
                                                                 ----------     ----------    ---------
                                                                                   (%)
Discount rate                                                          10.5           10.0          9.5
Rate of increase in compensation levels of covered employees            6.0            6.0          5.0
Rate of return on plan assets                                           9.5            9.5          9.5

         LEAVE ENCASHMENT

                  The Company provided Rs.28 million, Rs.120 million and Rs. 110 million for leave encashment for the years ended March 31, 2001, 2002 and 2003, respectively.

         PENSION

                  Pension contributions comprise the Company' share of contribution relating to the OCS employees who were transferred to VSNL in the financial year ended March 31. 1990. The gross pension obligation as at March 1, 2003 is Rs. 290 million of which the Company's share amounted to Rs. 45 million.

         PROVIDENT FUND

                  The Company contributed Rs.75 million, Rs.69 million and Rs.70 Million to the provident fund for the years ended March 31, 2001, 2002 and 2003, respectively.

22. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying amounts for cash, cash equivalents, short-term investments, investments available for sale, accounts receivable, short term borrowings, trade payables and other liabilities approximate their fair values due to the short maturity period of these instruments.

23. COMMITMENTS AND CONTINGENCIES

                  Commitments and contingencies are as follows:

         CAPITAL COMMITMENTS

                  Capital commitments represent expenditure, principally relating to the construction of new buildings, submarine cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a one-year period. The amount of these commitments totalled Rs.2,133 million as of March 31, 2003. In accordance with the shareholders' agreement with Tata Teleservices Limited, an affiliate, the Company has an obligation to contribute additional capital of Rs.5,554 million by March 31, 2009. In accordance with the shareholders' agreement of United Telecom Limited, an affiliate, the Company has an obligation to contribute additional capital of Rs.133 million.

         CONTINGENCIES

                  INCOME TAX MATTERS

                  Significant claims by the revenue authorities in respect of income tax matters are in respect of:

     (a) expenditure on license fees for the Assessment Year 1995-96 disallowed by the revenue authorities. The Company's appeal was allowed at the Tribunal stage, and the matter is now pending before the High Court. An appeal on similar grounds for the Assessment Year 1994-95 is pending before the Commissioner of Income Tax (Appeals). The Company has obtained favorable decisions in other assessment years, which have not been contested by the revenue authorities, and the Company is of the view that the claims will eventually be decided in its favor. Tax expense and interest on the license fee disallowed amounts to Rs. 3,680 million.

     (b) deductions claimed under Section 80 IA of the Income Tax Act from Assessment years 1996-97 onwards have been disallowed by the revenue authorities. The Company has contested the disallowance and has preferred appeals. Tax expense and interest on disallowance of the deduction amounts to Rs. 2,950 million.

     (c) reimbursement by DoT of income tax paid by the Company on the DoT levy during 1994-95, that was taxed by the revenue authorities. The Company is in appeal. Tax expense and interest on the re-imbursement amounts to Rs. 2,250 million.

                  OTHER CONTINGENCIES

                  The Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of business. There are no such matters pending that the Company expects to be material in relation to the business.

24. RELATED PARTY TRANSACTIONS

                  The Company's principal related parties consist of its principal shareholders, government departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises. Transactions with DoT and BSNL/MTNL are subject to the revenue sharing agreement discussed in Note 1(d).

                  Other related party transactions and balances are immaterial individually and in the aggregate.

                  The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of March 31, 2002 and 2003, amounts receivable from employees aggregated to Rs.301 million and Rs. 260 million, respectively, are included in trade and other receivables. Interest free short term advances made to employees aggregated to Rs.8 million and Rs.11 million as of March 31, 2002 and 2003, respectively.

                  The Company also grants interest subsidy in excess of 4% of the interest rate for loans taken by the employees for purchase of property. The cost of interest subsidy of Rs.9 million, Rs.11 million and Rs.20 million for the years ended March 31, 2001, 2002 and 2003, respectively, is included in staff costs.

25. SEGMENT INFORMATION

                  The Company has three operating segments, comprising international telephony, Internet and leased line services. Operating segments other than the international telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and do not qualify as reportable segments. Information about these segments has been aggregated and reported in the "Others" category.

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

                  Summarized segment information for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                                YEARS ENDED MARCH 31,
                        ---------------------------------------------------------------------------------------------------------
                                    2001                         2002                                 2003
                        --------------------------   --------------------------   -----------------------------------------------
                        INTERNATIONAL                INTERNATIONAL                INTERNATIONAL
                          TELEPHONY       OTHERS       TELEPHONY       OTHERS       TELEPHONY                 OTHERS
                        -------------   ----------   -------------   ----------   -------------   --------   ---------   --------
                                                                  (IN MILLIONS)
Traffic revenues        Rs.    65,019   Rs.  6,897   Rs.    57,656   Rs.  7,394   Rs.    36,799   US$  774   Rs. 8,542   US$  180
Income from satellite
consortia                           -        1,160               -            -               -                      -
                        -------------   ----------   -------------   ----------   -------------   --------   ---------   --------
OPERATING REVENUE              65,019        8,057          57,656        7,394          36,799        774       8,542        180
Network and
transmission costs             41,861        3,289          33,858        5,719          24,200        509       1,844         39
License fee                     5,022            -           5,393            -           2,707         60         850         18
                        -------------   ----------   -------------   ----------   -------------   --------   ---------   --------
SEGMENT OPERATING
PROFIT                         18,136        4,768          18,405        1,675           9,892        208       5,848        123
                        =============   ==========   =============   ==========   =============   ========   =========   ========

TOTAL SEGMENT
OPERATING PROFIT                            22,904                       20,080                                 15,740        331
Less: Unallocable
operating costs                              4,752                        6,701                                  6,556        138
OPERATING PROFIT, AS
REPORTED                                Rs. 18,152                   Rs. 13,379                              Rs. 9,184   US$  193

                  Unallocable operating costs include staff cost, energy cost, depreciation and other general administrative overheads, which are not allocable and have not been allocated segment-wise.

                  The Company renders international telephony and value added services and derives its revenue from administrations in the following geographical locations:

                                                         YEARS ENDED MARCH 31,
                                    2001            2002           2003          2003         2003
                                 -----------     ----------     ---------      --------     --------
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
India                            Rs.  18,346     Rs. 23,527     Rs. 16,912     US$  356           37%
United States of America              23,297         19,436         10,774          227           24

United Arab Emirates                   7,222          6,720          5,468          115           12
Saudi Arabia                           4,185          3,802          3,199           67            7
Rest of the world                     18,866         11,565          8,988          189           20
                                 -----------     ----------     ----------     --------     --------
TOTAL                            Rs.  71,916     Rs. 65,050     Rs. 45,341     US$  954          100%
                                 ===========     ==========     ==========     ========     ========

Revenues from major customers are as follows:

                                                         YEARS ENDED MARCH 31,
                                 -------------------------------------------------------------------
                                    2001            2002           2003          2003         2003
                                 -----------     ----------     ---------      --------     --------
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
Domestic Carriers                Rs.  18,346     Rs. 23,527         11,504          242           25%
MCI WorldCom                          10,916          9,513          5,588          118           13
Concert AT&T                           9,639          6,987          3,854           81            8
Etisalat                               7,222          6,720          5,599          118           12
Others                                25,793         18,303         18,796          395           42
                                 -----------     ----------     ----------     --------     --------
TOTAL                            Rs.  71,916     Rs. 65,050     Rs. 45,341     US$  954        100.0%
                                 ===========     ==========     ==========     ========     ========

                  Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company's total credit exposure.

                  The balances due from major customers are as follows:

                                                                YEARS ENDED MARCH 31,
                                                 ---------------------------------------------------
                                                    2002           2003          2003         2003
                                                 ----------     ----------     --------     --------
                                                            (IN MILLIONS, EXCEPT PERCENTAGES)
MCI WorldCom                                     Rs.  5,612            493           10            6%
Concert AT&T                                          1,668            740           16            9
United Arab Emirates                                  2,366          1,015           21           13
Saudi Arabia                                          1,659          1,444           30           19
Others                                                3,603          4,185           88           53
                                                 ----------     ----------     --------     --------
TOTAL                                            Rs. 14,908     Rs.  7,877     US$  165          100%
                                                 ==========     ==========     ========     ========

                  All revenues earned by the Company are from its operations in India. Substantially all of the Company's property, plant and equipment are located in India.

26. POST BALANCE SHEET EVENTS

         a) Interest Income

                  In April 2003, further income tax refunds have been received including interest amounting to Rs.490 million.

         b) Dividends

                  On May 29, 2003, the board of directors of the Company declared dividend of Rs.8.50 per equity share aggregating to Rs.2,423 million which is subject to approval by the shareholders at the ensuing annual general meeting. Dividend tax amounting to Rs. 310 million would be payable on the dividend distributed and charged to the statement of income for the year ending March 31, 2004.

                                  EXHIBIT INDEX

Exhibit
Number                               Description
--------------------------------------------------------------------------------
1.1*     Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated
         March 19, 1986 and as currently in effect.

1.2****  Articles of Association of Videsh Sanchar Nigam Limited, dated August
         20, 2002 and as currently in effect.

1.3****  Memorandum of Association of Videsh Sanchar Nigam Limited, dated August
         20, 2002 and as currently in effect.

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

4.1+     Interconnect Agreement between Videsh Sanchar Nigam Limited and Bharat
         Sanchar Nigam Limited, dated May 8, 2003.

4.2+     Interconnect Agreement between Videsh Sanchar Nigam Limited and
         Mahanagar Telephone Nigam Limited, dated May 27, 2003.

4.3+     Memorandum of Agreement regarding Settlement Rates of International
         Telecommunication Services between Videsh Sanchar Nigam Limited and
         AT&T Corp., dated June 10, 2003.

4.4+     Memorandum of Agreement regarding Settlement Rates between Videsh
         Sanchar Nigam Limited and MCI International Inc., dated August 28,
         2003.

4.5+     Agreement regarding Settlement Rates between Videsh Sanchar Nigam
         Limited and Emirates Telecommunication Corporation, dated June 24,
         2003.

4.6+     Agreement regarding Settlement Rates between Videsh Sanchar Nigam
         Limited and Oman Telecommunications Company, dated June 2, 2003.

4.7+     Agreement regarding Settlement Rates between Videsh Sanchar Nigam
         Limited and Saudi Telecom, dated July 8, 2003.

4.8**** License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.9****  License Agreement for Provision of Internet Service (Including Internet
         Telephony) between the President of India and the Company, dated May 3, 2002.

10.3*    License granted under the Indian Telegraph Act, 1885 to Videsh Sanchar
         Nigam Limited, dated January 22, 1999 by the Department of
         Telecommunications.

10.4**   Letter from the Ministry of Communications, Department of
         Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

12.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1     Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

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

**** Previously filed as an exhibit to the Company's Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.