Form 20-F
period 2004-03-31
VIDESH SANCHAR NIGAM LTD
filed 2004-09-29
CIK 1116134

As filed with the Securities and Exchange Commission on September 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last fiscal year covered by this Annual Report.

285,000,000 EQUITY SHARES.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☒

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Annual Report, references to “$” or “Dollars” or “US Dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. The Company’s financial statements included in this Annual Report are presented in Indian Rupees and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). For the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US Dollars, which should not be construed as a representation that such Indian Rupee or US Dollar amounts referred to herein could have been, or could be, converted to US Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated, or at all. References to “Indian GAAP” are to Indian generally accepted accounting principles. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year. References to years not specified as being fiscal years are to calendar years.

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company” and “VSNL” are to Videsh Sanchar Nigam Limited. References to the “TRAI” are to the Telecom Regulatory Authority of India.

EXCHANGE RATES

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rs.43.40 per $1.00 on March 31, 2004 for the conversion of Rupees into US Dollars. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the telecommunications regulatory environment in India and its impact on tariffs, competition in the telecommunications sector and its impact on tariffs, our commercial arrangements with BSNL, MTNL and other Indian and foreign carriers, international settlement rates, the financial strength of our customers, our ability to implement our strategy, particularly in new businesses such as national long distance services, our ability to undertake and integrate acquisitions like that of the narrowband and broadband business of Dishnet DSL, our capital expenditures on undersea cable and broadband initiatives, technological change and obsolescence, changes in the Indian government, economy and stock markets, changes in Indian and foreign laws impacting us and the other factors discussed in the sections titled “Item 3. Key Information-Risk Factors,” “Item 5. Operating and Financial Review and Prospects”, including the trends discussed therein, and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Annual Report. In addition, readers should carefully review the other information in this Annual Report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial data. The financial data have been derived from, and should be read in conjunction with, our financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2002, 2003 and 2004 and the selected balance sheet data as of March 31, 2003 and 2004 are derived from our audited financial statements and related notes included in this annual report, together with the report of Deloitte Haskins & Sells, independent auditors. Our selected income statement data for the fiscal years ended March 31, 2000 and 2001 and our selected balance sheet data as of March 31, 2000, 2001 and 2002 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the year ended March 31, 2004 have been translated into US dollars for your convenience.

	Years ended March 31,
	2000		2001		2002		2003		2004		2004
	(millions of Rs.) (1)										(millions of US$) (1)
Income Statement Data
Total operating revenue		70,377		73,076		65,050		45,341		32,248		743
Total cost of revenue		50,333		50,172		44,970		30,081		22,110		509

Gross margin		20,044		22,904		20,080		15,260		10,138		234
Total other operating costs		4,156		4,752		6,701		6,076		14,174		327

Operating profit / (loss)		15,888		18,152		13,379		9,184		(4,036)		(93)
Total other income (expense), net		3,443		7,021		5,751		2,793		3,027		70

Income / (loss) before income tax		19,331		25,173		19,130		11,977		(1,009)		(23)
Income tax (expense) / benefit		(6,156)		(9,646)		(5,959)		(4,390)		674		15
Dividend tax		(84)		(105)		(3,634)		—		(310)		(7)
Equity in net loss of affiliates		—		—		—		(143)		(1,921)		(44)
Net income / (loss)		13,091		15,422		9,537		7,444		(2,566)		(59)

Earnings per equity share—basic and diluted(2)&(5)	Rs.	45.93	Rs.	54.11	Rs.	33.46	Rs.	26.12		(9.00)	US$	(0.21)
Weighted average number of Equity Shares outstanding(3)		285		285		285		285		285
Earnings per ADS—basic and diluted (where each ADS represents two equity shares)	Rs.	91.86	Rs.	108.22	Rs.	66.92	Rs.	52.24	Rs.	(18.00)	US$	(0.42)
Dividends per share	Rs.	2.67	Rs.	2.67	Rs.	125	Rs.	12.50	Rs.	8.50	US$	0.20

Other Financial Data
Net cash provided by operating activities		7,947		23,075		9,691		9,862		13,254	US$	305
Net cash provided/(used) by investing activities(4)		(3,898)		(41,416)		26,068		(11,697)		(7,376)	US$	(170)
Dividends		(760)		(760)		(35,625)		(3,563)		(2,423)	US$	(56)
Net cash provided/(used) by financing activities		(740)		(760)		(29,874)		(5,774)		(5,963)	US$	(137)

	As at March 31,
	2000	2001	2002	2003	2004	2004
	(Millions of Rs.)					(Millions of US $)
Balance Sheet Data
Total assets	83,211	100,425	74,846	73,297	66,934	US$	1,542

Short term borrowings	—	—	5,751	3,540	630		14
Trade payables	13,535	11,309	5,728	2,422	3,502		81
Accrued expenses, deferred tax and other liabilities	6,365	10,731	10,325	10,590	10,783		248
Total liabilities	19,900	22,040	21,804	16,552	14,915		343

Total shareholders’ equity	63,311	78,385	53,042	56,745	52,019		1,199
Total liabilities and shareholders’ equity	83,211	100,425	74,846	73,297	66,934		1,542

Notes:
(1)	Except per share data.
(2)	Calculated on a weighted average basis giving retroactive effect to stock dividends issued during November 2000.
(3)	In millions.
(4)	Comprise purchases of property, plant and equipment, investments including net investments in various satellite consortia, purchase/ sale of available- for-sale investments, investment in subsidiaries and affiliates, business acquisition, and term deposits with banks.
(5)	On September 26, 2000, the shareholders of the Company approved a stock dividend of Equity Shares in the ratio of two Equity Shares for every one Equity Share held, which was distributed on November 24, 2000 to shareholders on record as on November 16, 2000. The Company has capitalized the legally required face value of the Equity Shares issued.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s Equity Shares on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depositary of any cash dividends paid in Indian Rupees on the Company’s Equity Shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian Rupees for which one US Dollar could be exchanged based on the average of the Noon Buying Rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purchases by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily Noon Buying Rate on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End	Average	High	Low
2004	43.40	45.78	47.46	43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.83	46.88
2001	46.85	45.88	46.90	43.70
2000	43.65	43.46	43.65	42.84

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High (Rs.)	Low (Rs.)
March 2004	45.32	43.40
April 2004	44.52	43.40
May 2004	45.57	44.55
June 2004	46.21	44.94
July 2004	46.45	45.66
August 2004	46.40	46.21
September 2004 (through September 24)	46.35	45.81

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. Additional risks not currently known to the Company or that the Company now deems immaterial may also impair the Company’s business operations. This annual report also contains forward-looking information that involves risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks the Company faces as described below and elsewhere in this annual report.

The new tariff regime in India has had and is expected to continue to have an adverse effect on our results of operations and financial condition.

Reductions in telecommunications tariffs in India by the DoT caused peak international call tariffs in India to decline substantially in recent years, from Rs.60 per minute in fiscal 2000 to Rs.48 per minute in fiscal 2002 to Rs.40.80 per minute in fiscal 2003. Following an amendment in January 2003 to the tariff policy of the Telecom Regulatory Authority of India (“TRAI”), international long distance (“ILD”) charges are no longer fixed by the DoT and are instead determined by service providers. The competition now prevailing in the ILD services business has resulted in the significant lowering of peak international call tariffs in India to Rs.18 per minute in fiscal 2004. Since international telephony revenue constitutes the most significant part of the Company’s total revenues, the decline in tariffs has materially and adversely affected the Company’s revenues and net income. The Company’s international telephony revenues declined by approximately 40 percent in fiscal 2004 compared to fiscal 2003, its gross profit per telephone minute declined by approximately 53 percent in fiscal 2004 compared to fiscal 2003 and it had a loss of Rs.2,566 million in fiscal 2004 compared to net income of Rs.7,444 million in fiscal 2003. Tariffs are expected to decline further and adversely affect the Company’s future revenues and net income.

Further, in May 2003 the TRAI introduced the Interconnect Usage Charges (“IUC”) regulation, which prescribes the manner in which the revenue collected from the end customer or from another carrier is shared among the originating carrier, the terminating carrier and with other national and international long distance service providers. The new IUC was implemented with effect from February 2004 and includes the cost of the origination or termination of a call and an inbuilt access deficit charge (“ADC”), which makes up for below-cost monthly rentals and local call charges for fixed telephones. Currently, the IUC for an ILD call ranges from Rs.4.55 to Rs.5.65 per minute including an ADC component of Rs.4.25 per minute. For national long distance (“NLD”) traffic, the IUC ranges from Rs.0.80 to Rs.2.20 per minute including an ADC component of Rs.0.30 to Rs.0.80 per minute, depending on the distance traversed. The retentions of the Company have been adversely affected by the IUC regulation because while tariff revenues are declining, the IUC remains fixed. The extent to which the Company’s retentions are affected depends on factors such as the distance the call is carried and whether the terminating operator is a fixed line or cellular operator, which are difficult to predict in advance. The new IUC is presently being reviewed by the TRAI and may be further modified.

The TRAI has also recently released a consultation paper that envisages a reduction between 40 percent and 70 percent in tariffs currently being charged by the Company for its international private leased circuit services, which in fiscal 2004 accounted for approximately 17 percent of the Company’s total traffic revenues. If the proposed regulation were implemented, it could cause significant losses of revenue and margins to the Company. Further regulation by the TRAI requiring reduction in tariffs of other products or services being provided by the Company could significantly and adversely affect the Company’s revenues and profits.

Competition in the Indian telecommunications sector is expected to intensify, further affecting our business adversely.

The Indian telecommunications sector has become intensely competitive and we face competition in each of our businesses. We expect further competition as the existing and new operators expand their operations and services, there is industry consolidation and we enter new businesses. Since April 1, 2002 when international telephony was opened up to competition, operating licenses have been issued by the Government to five operators, namely, BSNL, MTNL, Reliance Infocomm, Data Access and Bharti Tele-ventures Limited. MTNL has not yet started ILD operations and BSNL has recently started limited ILD operations. The Company’s competitors in the ILD business have provided steep rate cuts that the Company has had to match to remain competitive. These rate cuts have affected the Company’s traffic minutes, revenues and market share adversely. Competition in the ILD business has also adversely affected our traffic volumes, which declined by approximately 13 percent in fiscal 2004. Furthermore, fixed line, cellular and National Long Distance (“NLD”) operators in India have experienced increased competition. Downward pressure on tariffs and revenues in these businesses have caused operators to demand rate cuts from their ILD providers. In some lines of our international businesses such as private leased circuits, end users are customers of foreign carriers and in case the foreign carriers decide to choose our competitors over us, we may lose revenues in those lines of business. There can be no assurance that we will be able to compete successfully against our competition and retain our market share.

The Government legalized the provision of Internet telephony in India with effect from April 1, 2002. Internet telephony could result in ILD tariffs falling significantly below current levels. While the effect of Internet telephony has been minimal due the low rates prevailing in the ILD market, there can be no assurance that competition in this sector will not adversely affect the telephony revenues of the Company in the future. In addition, unlike the Company, competitors such as BSNL which have strong NLD or cellular businesses will, in the absence of regulation, be able to cross-subsidize their other telephony activities, including any ILD telephony services, thereby enabling them to erode the Company’s market share in ILD services.

The Government is also considering a proposal to allow service providers to obtain a single unified license to provide all telecommunications services, including mobile, fixed-line, national and international long distance, data and other services. If implemented, this measure is expected to increase competition across all our services, with other competitors also offering integrated services.

The Finance Bill of 2004 had proposed foreign direct investment of up to 74 percent in the telecommunications sector, an increase from the previously permitted maximum of 49 percent. Although the Finance Bill of 2004 has been passed by India’s Parliament and is now the Finance Act of 2004, the proposal of increasing foreign direct investment in telecommunications is still being debated in Parliament and has not yet been approved. If approved, the measure could result in the infusion of a significant amount of capital in Indian telecommunication providers by foreign sources, which could enhance their competitiveness substantially.

We may not receive additional compensation from the Government for the early termination of our monopoly in international telephony services.

In September 2000, the Government announced that the Company’s monopoly in international telephony services would end on March 31, 2002 instead of March 31, 2004 as previously announced. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package which included the grant of license to offer domestic long distance services, an all-India ISP license and additional compensation if found necessary by the Government. This package was approved by the Company’s shareholders on May 2, 2001. In January 2002, the Government directed BSNL and MTNL to route their ILD calls at market rates through the Company as a “Most Favored Customer” until February 12, 2004 and announced that this routing arrangement was to be in satisfaction of any and all claims that the Company may have regarding the early termination of its ILD monopoly.

The Company has represented to the Government that the compensation package is inadequate and, as provided for in the compensation package, has requested the Government to consider additional compensation for the early termination of the Company’s monopoly in international telephony services. The Company has been in discussions with the Government for two years regarding the appropriate level of compensation. The Company has proposed to the Government that the compensation issue should be settled through arbitration. There can be no assurance that such arbitral mechanism will be established and the Company will receive compensation from the Government, or if the Company does receive compensation, as to the amount, nature or timing of such compensation.

The Company derives a significant portion of its revenues from its commercial arrangements with BSNL and MTNL and any adverse changes to these arrangements will adversely affect our business.

The Company derived a significant percentage of its revenues in fiscal 2004 and prior years from BSNL and MTNL pursuant to commercial arrangements between the Company and these access providers. Gross revenues from BSNL and MTNL in fiscal 2004 fell to Rs.7.6 billion compared to Rs.8.7 billion and Rs.16 billion during fiscal 2003 and 2002, respectively. As part of the compensation package relating to the termination of VSNL’s international long distance services monopoly, the Government had directed BSNL and MTNL to route their international calls at market rates through the Company as a “Most Favored Customer” until February 12, 2004. In March 2004, BSNL sought quotations from ILD operators in India to handle its outgoing ILD traffic. In order to retain its volumes, the Company quoted competitive rates that were lower than the rates previously in effect. MTNL subsequently asked the Company to match the rates agreed with BSNL for MTNL’s traffic as well. The Company expects the lower rates to have an adverse effect on its revenues. If BSNL or MTNL cease to route or reduce the volume of their international traffic through the Company or seek to further renegotiate rates, the amount of call traffic carried by the Company and its revenues could be further adversely affected.

Furthermore, BSNL and MTNL have been granted operating licenses for international telephony services by the Government. BSNL has recently started limited ILD operations and is expected to expand this business. MTNL could start offering international telephony services in the near future. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL may use the Company’s infrastructure to route its ILD traffic. There can be no assurance that BSNL will route its ILD traffic through the Company in sufficient volumes or that the terms of the agreement will not be modified to the detriment of the Company. There can be no assurance that the agreement will be renewed after the expiry of its one-year term. If BSNL or MTNL start carrying their own international telephony traffic, as the largest basic line operators in India, their access to end customers could give them a competitive advantage over the Company, which could adversely affect the Company’s traffic volumes, revenues and net income.

Delays in reaching agreement with major international carriers regarding rates could have an adverse effect on our business.

A substantial portion of the Company’s revenue consists of amounts received from foreign telecommunications administrations and carriers for connection to the Indian telecommunications network. As with most developing countries, the volume of incoming calls to India exceeds the volume of outgoing calls from India by a significant margin. Following the termination of our monopoly, incoming call traffic is also carried by other ILD operators, as a result of which we no longer have positive traffic balances with a number of foreign carriers. Currently the Company’s settlement rates with foreign carriers for ILD traffic are negotiated with them from time to time. Given the competitive scenario in India in the ILD sector, the prevailing settlement rates with respect to foreign carriers, particularly the US carriers, are lower than in previous years and are well below the benchmark rates stipulated by the United States Federal Communications Commission (“FCC”).

Any further lowering of benchmark rates by the FCC or delays in reaching final agreement with US carriers or other major carriers regarding rates could cause a significant decrease in the Company’s working capital needs and ability to recognize revenues which in turn could have a material adverse effect on the Company’s financial condition and results of operations.

Illegal international telephony operators have adversely affected our call volumes.

Our call volumes have been adversely affected by the international telephony services offered by illegal operators. These operators offer cheaper services since they do not pay IUCs or ADCs. According to various market estimates these operators take control of as much as 30-40 percent of the incoming ILD traffic into India. The Company has suggested to the TRAI that the reduction of IUCs by phasing out or reducing the ADC will ensure that illegal operators have no competitive advantage or arbitrage opportunities. Until the TRAI reviews the ADC component in the IUC and the Government implements measures to effectively prevent illegal telephony services, we expect our business to be adversely affected by illegal operators.

As a result of delays in the implementation of the new Carrier Access Code regime, we continue to depend on other telecommunications providers for access to end customers.

The Company’s principal business is in providing international telephony services to and from India. All international calls that either originate or terminate in India must pass through India’s domestic telephone network, which the Company does not own or control. Demand for the Company’s international outgoing telephony services will depend, to a significant degree, on the rates charged to the domestic end users, access to whom is controlled by competitors such as BSNL, MTNL, Bharti and Reliance.

The Government’s proposed Carrier Access Code (“CAC”) regime offers end customers the right to choose their national long distance or international long distance carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to most of the Company’s end customers and, because of the Company’s “Most Favored Customer” arrangement with BSNL and MTNL until February 2004, used the Company as their preferred ILD carrier. Even after the expiry of the Company’s “Most Favored Customer” status on February 12, 2004, the Company has continued to carry most or all of their traffic after matching the lowest quoted rates, as described above. However, the Company believes that the CAC is necessary to be able to approach end customers directly and market its services to them. There can be no assurances, however, that the CAC will be implemented in the near future or that even if the CAC is implemented, end customers will choose the Company as their preferred ILD carrier.

Many telecommunications carriers that the Company does business with have suffered decreasing margins and financial distress, which may negatively impact the Company’s business.

As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers, particularly in the US, which accounted for over 16 percent of our revenues in fiscal 2004, have recently suffered reduced profit margins as well as significant financial pressures. Some of these companies have filed for protection from creditors under applicable bankruptcy and insolvency laws, including the US Bankruptcy Code. If any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us. MCI Worldcom, which had filed for bankruptcy protection in the US in 2002 and has since emerged from the Chapter 11 proceedings, is one of the major carriers we do business with. We have been able to recover our dues from MCI Worldcom even after its bankruptcy filing. The Company has also recovered payments amounting to US$ 1.5 million due to it from Startec, a US carrier that has filed for bankruptcy protection, by invoking a bank guarantee. Startec challenged this in the bankruptcy proceedings and the Company and Startec had filed cross claims, which have now been settled following mediation. There can be no assurance that all the Company’s receivables can be collected or that the Company will not be adversely affected by the financial difficulties of other carriers.

We are subject to extensive regulation and supervision by the Government, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

The Company and its business are subject to extensive regulation and supervision by the Government of India and its departments, including the DoT, which issues and implements the telecommunications licenses under the Indian Telegraph Act and the TRAI which, among other things, sets the terms and conditions which telecommunications operators are required to follow in their activities. The DoT as the licensor is empowered to revoke the license granted by it for any breach of the license conditions and to modify the license in the public interest. The TRAI’s clearance is required for all the Company’s new initiatives on issues of pricing or the launch of new products. Failure to follow the TRAI directives may lead to the imposition of fines and other punitive actions. Any disputes between the Company and the Government (as the licensor) regarding the terms of the Company’s telecommunications licenses, as well as any dispute between the Company and the other service providers in the country, is required to be adjudicated by the Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”). Failure to follow the TRAI directives or TDSAT orders may lead to the imposition of fines and/or other punitive actions. Accordingly, Government regulation and supervision could require us to enter into transactions or conduct our business in a manner that is not in the best interests of our shareholders.

The Government controls our licenses to provide telephony and other services and any material modifications of the terms and conditions of the licenses could disrupt our business and have a material adverse effect on our prospects.

The Company operates substantially all of the ILD services it provides, including basic international telephony services to and from India, pursuant to a new license agreement that is valid until March 31, 2022. In addition, the Company has also been granted an NLD license and a Category “A” All India ISP license, including for Internet telephony. The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on the Company’s business and prospects. The Company provides various services such as ILD and NLD services, Internet leased lines, television uplinking and other data services using radio spectrum. The radio spectrum operating license is issued and annually renewed by the Wireless Planning and Co-ordination Wing of the Ministry of Communications. This license expired in March 2003 and the Company is still awaiting its renewal despite having made the due payments and applications for its renewal, although it continues to make use of the radio spectrum for providing its services. The non-renewal of this license, or punitive action by the Government for continuing transmission services without renewal of the license, could adversely affect the Company and result in lost revenues.

The Company is controlled by the Tata Group and the Government, who exercise significant control over the election of our board of directors and may have interests which conflict with those of our other shareholders including holders of our ADSs.

Panatone Finvest Limited, a wholly owned subsidiary of companies affiliated with the Tata Group, owns 45 percent, and the Government of India owns approximately 26.12 percent, of our total outstanding equity. Other Tata Group companies own approximately 1.60 percent of our total outstanding equity. Panatone Finvest Limited and the Government are parties to a Shareholders’ Agreement pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of September 1, 2004, our board of directors consisted of 12 members, six of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government. There were four independent directors on the board as per the provisions of the Shareholders’ Agreement. As a result of their equity holdings and the Shareholders’ Agreement, Panatone Finvest Limited and the Government control the Company and have the power to elect all the directors and control all matters submitted to shareholders. The interests of Panatone Finvest Limited and/or the Government could differ from the interests of our other shareholders, including the holders of ADSs.

The Company may face potential conflicts of interest relating to its principal shareholder, the Tata Group.

The Tata Group companies, which own Panatone Finvest Limited, exert significant control over the Company. The Tata Group has diverse business activities and interests, and some of its affiliates could engage in activities, or seek opportunities, that are or could be in competition with the activities or interests of the Company. The Tata Group has interests in other companies in the telecommunications sector, such as Tata Teleservices Limited. The Tata Group companies and Panatone Finvest Limited have agreed in a Shareholders’ Agreement to act in the best interests of the Company in the event that they become engaged in activities in competition with the Company. However, any conflicts of interest between these Tata Group companies and/or Panatone Finvest Limited and the Company could adversely affect the Company’s business.

Disagreements between the Tata Group and the Government concerning activities of the Company could result in a deadlock, which could adversely affect the Company’s business.

Panatone Finvest Limited and the Government have agreed in the Shareholders’ Agreement that the Company shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include any change in the Memorandum of Association and Articles of Association, the granting of any security or incurring of indebtedness in excess of the net worth of the Company, winding-up the Company, the making of loans in excess of Rs.500 million other than in the ordinary course of business, the sale or lease of any fixed assets acquired prior to privatization and the entering into of an amalgamation, merger, or consolidation. Panatone Finvest Limited and the Government have also agreed not to transfer their shares in the Company without giving the other certain rights of first refusal and tag along rights. In the event that Panatone Finvest Limited and the Government fail to agree on any such matter, their disagreement could result in the Company not taking action or not taking advantage of a potential opportunity, which could in turn adversely affect the Company’s business or the value of the Company’s ADSs or Equity Shares.

The demerger of surplus land held by the Company may not be completed on satisfactory terms.

Under the terms of the Shareholders’ Agreement, Panatone Finvest Limited agreed that the Company would demerge certain lands that the Company owns in Pune, Kolkata, New Delhi and Chennai into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land with a view to completing a transaction that is beneficial from a tax and stamp duty perspective. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company.

The Company cannot predict if and when the demerger will take place or the expenditure that the Company might have to incur for the security, upkeep and maintenance of the surplus land. The Company may have to bear significant costs, including taxes and duties, relating to the demerger, and the Company cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on the Company’s financial condition.

If certain tax claims by the Indian tax authorities are upheld, our financial condition would be adversely impacted.

The Company is subject to the following major tax claims:

•	License Fees: The Company’s claims of license fees in fiscal 1994 to fiscal 1998 as deductible expenditure have been disputed by the Income Tax Department. The Company’s claim for fiscal 1994 has been disallowed and an appeal has been filed by the Company. The Company has received favorable decisions in respect of its claims for fiscal 1995 to fiscal 1998. We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.12,543 million (US$ 289.01 million).

•	Tax Benefit claims: The Indian tax authorities have disallowed tax benefits claimed by the Company in fiscal 1996 to fiscal 2001 with respect to certain of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. Of the six fiscal years, rulings in respect of three have been against the Company and have been appealed against while decisions in respect of the other three fiscal years are pending. If all of the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.5,768 million (US$ 132.90 million).

•	Tax on Reimbursements: Certain reimbursements received from the Government during fiscal 1994 were not offered for taxation and the Indian tax authorities levied taxes (inclusive of interest but excluding penalties) of Rs.2,853 million (US$ 65.74 million) which the Company paid under protest. The Company has appealed and if the appeal is unsuccessful the Company would be negatively impacted by that amount.

We might make substantial capital investments in new telecommunications projects through business acquisitions or otherwise, including in connection with technology upgrades and geographic expansion, which may be subject to execution risk and, if not offset by additional revenue, might adversely affect our operating results.

The Company might make substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. The Company may also acquire telecommunications businesses or companies within or outside India. These investments and acquisitions could require significant capital expenditures. The Company expects its capital expenditure in fiscal 2005 to be approximately Rs.43 billion (US$ 1 billion). Part of this capital expenditure will be used to build a 3,100 km submarine cable system between Chennai, India and Singapore, and to invest in the Company’s broadband business. Such projects entail engineering, construction, obsolescence and other normal commercial risks, and there can be no assurance that the projects currently contemplated by the Company will not encounter cost overruns or project delays or will be completed or will operate as planned. Furthermore, there can be no assurance that financing for these investments or acquisitions, whether within India or elsewhere, would be available on attractive terms or at all. Telecommunications technology evolves rapidly and there can be no assurance that any investments in new technology will have a positive impact on our financial results. We have established subsidiaries in the United States, United Kingdom, Singapore, Sri Lanka and Hong Kong and we may establish additional subsidiaries or joint ventures outside India with a view to providing telecommunications services involving these countries. However, there can be no assurance that these ventures, or any future expansion in other geographic regions, will be successful. There can be no assurance that our capital expenditures will be incurred as contemplated or that even if the projects are completed the capital investments made in such projects will be offset by additional revenue.

The Company may engage in acquisitions, strategic investments, partnerships, alliances or other ventures that may not be successful.

The Company may engage in acquisitions, strategic investments, partnerships, alliances or other ventures in order to expand its business in India or abroad. For example, during fiscal 2004, the Company acquired the narrowband and broadband businesses of the ISP division of Dishnet DSL Limited, an Indian company, for approximately Rs.2,700 million (US$ 62.21 million) and also acquired a significant amount of domestic cable capacity from Bharti Televentures Limited as well as a substantial amount of international cable capacity. There can be no assurances that such transactions will contribute additional revenues to the Company. Furthermore, such transactions might cause us to incur additional debt or assume contingent liabilities.

Any serious damage to the undersea telecommunications cable systems utilized by the Company might adversely affect the Company’s traffic and thereby the Company’s revenues.

A major part of the Company’s international traffic is routed through undersea cable systems landing in India as well as through cable systems between different countries. These cables are prone to damage which is normally not serious in nature and during such interruptions the traffic is routed through the other remaining cable systems and satellites. However, serious damage to major cables landing in India could seriously disrupt traffic, leading to losses in revenue.

The Company’s business may be adversely affected by any slowdown in economic growth in India, the United States or other countries where the Company does business or by a slowdown in the growth of the information technology sector.

The growth of telecommunications traffic is related to general economic growth and slowdowns in the Indian economy could result in slower growth rates in telecommunications traffic in India. A significant part of the Company’s revenues are derived from calls originating in the United States. During the year ended March 2004, approximately 16 percent of the Company’s operating revenue was from the United States. Slowdowns in the US economy, as well as in other countries where the Company does significant business, may negatively affect our business. The IT sector is a major contributor to the telephony and leased channel revenues of the Company and therefore the Company’s revenues might be adversely affected by slowdowns in the IT sector.

A substantial portion of the Company’s assets and operations are located in India and the outstanding shares are listed on the Indian stock exchanges. Accordingly, the Company’s performance, the market price and liquidity of the shares and of the ADSs may be affected by changes in exchange rates and controls, interest rates, government policy and taxation and other political, economic or social developments in or affecting India.

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

India held elections for a new Government in April-May 2004 and the Government changed for the sixth time since 1996. No party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections. The present Government is made up of a multiparty coalition led by the Indian National Congress with Dr. Manmohan Singh as Prime Minister. There can be no assurance that the government, which is presently supported by other political allies, will continue to receive such support. The next general elections are due to be held in 2009. Political instability could delay the reforms of the Indian economy and could have a material adverse affect on the market for securities of Indian companies, including our shares and ADSs.

While the Government has pledged to go ahead with its reforms, given the dynamics of coalition politics, there can be no assurance that all the previous Government’s reform policies will be carried forward. Although we believe that economic liberalization will continue in the future, there is no assurance that this will be so.

Terrorist attacks and other acts of violence or war involving India, the United States and other countries could adversely affect the financial markets and the Company’s business.

Terrorist attacks, such as the ones that occurred in US and India in 2001 and in Mumbai, India in 2003 and other acts of violence or war may negatively affect the Indian markets where the Company’s equity shares trade and also adversely affect the world-wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company’s business. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

Also as a result of such events, India, the United States or certain other countries where the Company has or may have major business interests may enter into armed conflict with other countries. The consequences of any potential armed conflicts are unpredictable. In addition, India has from time to time experienced unrest relating to religious and political differences within India’s population, as well as with its neighboring country Pakistan.

Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international or Indian financial markets or economic conditions or on Indian Government policy, thereby disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse impact on the Company’s business, or the market price for the Company’s Shares and the ADSs.

Conditions in the Indian securities market may affect the price or liquidity of the shares and the ADSs.

The Indian securities markets are smaller in terms of trading volume and more volatile than the securities markets in the United States and certain European and other countries. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. It is generally perceived that there is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in securities markets in the United States and certain European and other countries.

The Indian stock exchanges have experienced trading interruptions in the past on account of regulatory interventions as well as operational issues. If these interruptions were to recur, it could affect the market price and liquidity of the securities of Indian companies, including the Shares and ADSs, in both domestic and international markets. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they do, it could affect the market price and liquidity of the Shares and the ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that in markets in the United States and other developed economies. The Securities and Exchange Board of India (“SEBI”) received statutory powers in 1992 to improve disclosure and other regulatory standards for the Indian securities markets. SEBI has prescribed certain regulations and guidelines in relation to disclosure requirements, insider trading and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States and certain European and other countries.

You and the Company may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion rates between the Indian rupee and foreign currencies.

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

Fluctuations in the exchange rate between the Rupee, the SDR (or “Special Drawing Rights”, which are based on a basket of key international currencies and are frequently used in foreign currency payment settlements) and other currencies also affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations and therefore the revenue and operating costs of the Company. The Company may as a result be exposed to the risk of fluctuations in the exchange rate between the Rupee and foreign currencies, which effectively may increase the cost in Rupee terms of foreign exchange payments required to be made by the Company, including payments to foreign telecommunications administrations and payments for imported equipment and technology. The Company has started hedging against exchange rate risk; however, there can be no assurance that the Company will be able to avoid the adverse affects of exchange rate fluctuations.

You may not be able to enforce a judgment of a foreign court against the Company.

The Company is a limited liability company organized under the laws of India. All of the directors and officers of the Company and certain other persons named herein are residents of India, and all or a significant portion of the assets of all of the directors and officers and a substantial portion of the assets of the Company are located in India. As a result, it may be difficult for investors to effect service of process upon the Company or such directors or officers outside India or to enforce against them judgments obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws. The statutory basis for determining conclusiveness of foreign judgments in India is provided in Section 13 of the Code of Civil Procedure 1908 (the “Code”) of India, which provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (1) where the judgment has not been pronounced by a court of competent jurisdiction, (2) where the judgment has not been given on the merits of the case, (3) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (4) where the proceedings in which the judgment was obtained were opposed to natural justice, (5) where the judgment has been obtained by fraud and (6) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Code, which deals with the enforcement and execution of foreign judgments, provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United Kingdom, but not the United States, has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced only by way of a suit instituted upon the judgment in accordance with the Code and not by proceedings in execution. Furthermore, it is uncertain that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice.

Trades of our equity shares may adversely affect the prices of our equity shares and ADSs.

Actual or perceived sale of substantial amounts of our equity shares could adversely affect the prevailing market price of our equity shares or the ADSs. The Company may issue new shares or major shareholders may decide to divest their shares in the Company. We can make no prediction as to the timing of any such issue or sales or the effect (if any) that future sales of our equity shares will have on the market price prevailing from time to time.

You will not be able to vote on your ADSs.

Investors in ADSs will have no voting rights unlike holders of the Equity Shares who will have voting rights. It is contemplated that the Depositary will exercise its right to vote on the Equity Shares represented by the ADSs as directed by the Company’s Board of Directors. If you wish, you may withdraw the Equity Shares underlying the ADSs and seek to vote the Equity Shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (21 percent of our issued and outstanding equity shares) as of March 31, 2002 to approximately 37 million (13 percent of our issued and outstanding equity shares) as of June 30, 2004. This may affect the liquidity of the market for the Company’s ADSs and the price at which they trade.

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

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the company’s equity shares to trade at a discount or premium relative to the market price of its ADSs.

Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market be permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government and also registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Company’s Equity Shares to trade at a discount or premium to its ADSs.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Videsh Sanchar Nigam Limited was incorporated on March 19, 1986 as a limited liability company under the laws of the Republic of India. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government until 1992. Since then, the Government has gradually divested its holdings in the Company as part of its general policy of gradually reducing its holdings in public sector enterprises. In 1997 and 1999, the Government also sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”). These GDRs were converted into American Depository Receipts upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

Following a bidding process, in February 2002 the Government selected Panatone Finvest Limited as the strategic partner for the sale of the Government’s 71,250,000 equity shares representing 25 percent of the voting capital of the Company. The Government also simultaneously divested approximately 1.85 percent of the shares of the Company to its employees. A share purchase agreement (the “Share Purchase Agreement “) giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Following the offer, Panatone Finvest Limited’s shareholding in the Company increased to 45 percent. Other Tata Group entities have since made open market purchases of the Company’s equity shares, and the consolidated shareholding of the Tata Group in the Company as of August 31, 2004, was approximately 46.60 percent and the Government’s shareholding was approximately 26.12 percent.

The Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002, pursuant to a notice of early termination by the Government. With effect from April 2002, the Government has licensed new operators to provide international telephone services, who now compete against the Company. To offset the likely loss to the Company due to the early termination of its monopoly, the Government announced a compensation package which included a license to offer domestic long distance services, a Category ‘A’ all India ISP license and, if necessary, additional compensation based on the Government’s review. The Company continues to be in discussions with the Government regarding the additional compensation.

In a bid to strengthen and consolidate its presence in the Internet and broadband business in India, in March 2004 the Company executed an agreement with Dishnet to take over the narrowband and broadband businesses of Dishnet’s ISP division for consideration of Rs.2,700 million (US$ 62.21 million). The transaction included the acquisition of all Internet assets, employees and customers of Dishnet’s ISP division. The acquisition gives the Company access to a sizable number of customers in both dial-up and broadband services and presence across 38 cities and 200 towns within India.

The Company’s Internet website address is http://www.vsnl.com. The information on the Company’s website is not incorporated into this document. The Company’s registered office is located at Mahatma Gandhi Road, Mumbai 400 001, India (+91-22-5657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

Business Overview

The Company provides public international telecommunication services—telephone, telex and telegraph—in India, directly and indirectly linking the Indian domestic telecommunications network to approximately 237 international destinations. As of March 31, 2004, the Company operated twelve international switching and transmission facilities for voice as well as integrated services digital network (“ISDN”) services at eight gateways in Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company also had seven other ILD points of presence across the country.

Subsequent to the loss of its monopoly in international telephony services in 2002, the Company has endeavored to enhance its other offerings and provide improved and new services to its customers. In the recent past, the Company has increased its emphasis on new products and services like calling cards, Internet telephony, broadband and IP-VPN Services. It has also considerably increased the range of services being offered to its corporate customers. The Company has also begun offering national long distance services. The Company is leveraging its services with the services of other Tata group companies (such as Tata Teleservices, Tata Power and Tata Consultancy Services) to provide a range of enterprise solutions to customers.

The Company continues to derive the bulk of its revenue from payments by foreign telecommunications administrations and private carriers for the delivery of international calls to India and payments by access providers in India for the delivery of international calls abroad. The Company shares with access providers in India the revenue received from foreign telecommunications administrations and carriers for incoming international calls terminating in India and from Indian domestic subscribers for outgoing international calls. The sharing of such revenues is pursuant to the terms of interconnect agreements with the relevant access providers.

The total number of effective telephone circuits operated by the Company increased from 17,922 as of March 31, 1999 to 25,376 circuits as of March 31, 2004. In addition, the Company has made significant enhancements to the efficiency of its transmission and switching capabilities, particularly through investment in digital equipment.

Business Strategy

The Company’s objectives are to remain the leading provider of international telecommunication services in India, diversify its products and offer specialized, value-added services, take advantage of new technologies in its business, and explore further international opportunities.

The Company intends to implement this strategy as follows:

Enhancing competitiveness by reorganizing internal processes

The Company is reorganizing parts of its business so as to maximize competitiveness. These initiatives include:

•	increasing emphasis on sales and marketing by creating dedicated teams to address the corporate and retail markets;

•	strengthening customer services functions by creating dedicated call centers and back office infrastructure;

•	restructuring technical and service capabilities to provide better performance; and

•	upgrading its information technology system for customer relationship management, billing and integrated network management.

Achieving Synergies with Other Tata Group Companies

The Company believes that its strengths complement those of other companies in the Tata Group. Synergies with Tata Group companies could include access to their existing subscriber bases and the opportunity to share their infrastructure. In this regard, the Company plans to invest in equity amounting to a total of Rs.8,350 million (US$ 175.68 million) in Tata Teleservices (“TTSL”) of which approximately Rs.6,529 million had been invested as of August 31, 2004 to provide the Company with access to end customers. The remaining investment is expected to be completed by the end of fiscal 2005. The Company formed a common marketing platform called Tata Indicom Enterprise Business Unit (“TIEBU”) with other Tata telecommunications companies. This unit provides sales and marketing coverage to the top 400-500 Indian corporate accounts based on the needs of their respective industries and offers integrated voice and data solutions under the Tata Indicom brand.

Increasing its Range of Service Offerings

The Company intends to strengthen its position in the market for value added services, particularly data services, by offering virtual private networks, co-location, managed services based on internet data centers and application support services. During fiscal 2004 the Company also introduced new products and services catering to the needs of corporate customers such as corporate Internet telephony, voice over IP and bandwidth on demand. The Company has also launched both inbound and outbound calling cards and intends to shortly launch a global calling card.

Enhancing Internet Opportunities, including Retail Broadband and Internet Telephony

The Company has integrated its retail offerings under a single package offering customers services such as Internet access, net telephony and email. The Company has also deployed a fully owned Internet telephony infrastructure and now offers both retail and corporate net telephony. The acquisition of the ISP business of Dishnet DSL Limited has given the Company access to a larger customer base and enables it to offer customers additional Internet-based products.

Developing its National Long Distance Business

The Company believes that developing its NLD business will reduce its dependence on other NLD operators for domestic connectivity and allow it to retain a greater share of revenue from international calls. In this regard, the Company entered into an agreement with Bharti Televentures Ltd. that provides the Company with access to additional fiber optic capacity for 23,000 route kilometers. The Company also believes that its association with the Tata Group could offer synergies, including access to the Tata Group’s existing captive subscriber bases, the opportunity to share its infrastructure, optimize capital and operating expenditures and the ability to engage in integrated marketing efforts.

Positioning for New International Opportunities

The Company believes that geographic diversification is important in achieving improved revenues and profits. The Company seeks to enter into joint ventures with domestic and foreign companies to develop telecommunications projects both inside and outside India. For example, the Company has entered into bilateral arrangements with foreign telecommunications carriers for the provision of private data transmission services. The Company, along with two other Indian telecom companies, has also set up a joint venture to provide basic telecom services in Nepal. The Company has also set up an international business group to manage its international expansion. The initial focus of the international business group will be to offer India-centric communication solutions such as managed network services, business continuity services and network security. Through the new division, headquartered in Singapore, the Company is currently establishing a direct operating presence in the US, UK and Singapore. In the future, the Company may choose to expand this service in other regions depending on market opportunities.

Implementation of “Best Practices” Business Models

In April 2004, the Company achieved the TL 9000—Quality Management System Certification, a set of quality system requirements and metrics designed specifically for the telecom industry, encompassing ISO 9001 and other best practices. The Company is in the process of implementing the Tata Business Excellence Model (“TBEM”), which lays down best practices for Tata Group companies and aims to nurture the core values and concepts embodied in various focal areas such as leadership, strategic planning, customer service, markets, human resources and social responsibility, and translate these into business excellence. The Company intends to use TBEM as a framework to match industry and global best-practice benchmarks in these areas.

Services of the Company

The Company’s primary business is the provision of public international switched telecommunication services (telephone, telex and telegraph). The Company also provides a variety of specialized and value-added services, such as international leased lines, Internet telephony, satellite mobile telecommunications, Internet dial-up access, Internet leased line access throughout India, electronic data interchange, managed data network services, video conferencing, the transmission of television signals, packet switched data transmission and e-mail services. The Company also offers NLD and Internet telephony services and has recently begun offering broadband services.

Basic Services

The Company operates the switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the flow of international traffic between these networks. An outgoing international telephone call from India originates on one of the local Indian telephone exchanges operated by MTNL, BSNL or private fixed line or cellular network operators, and is transferred to one of the Company’s gateways. The call is then switched by the Company’s system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuit is then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company’s gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges, from which it is transmitted to the recipient.

International Telephone Services. The Company provides public basic international switched telephone services, including voice, facsimile and data transmission services. The international telephone revenue of the Company constitutes the largest share of the Company’s total traffic revenue (approximately 68.00 percent during fiscal 2004, compared to approximately 81.16 percent and 88.63 percent during fiscal 2003 and fiscal 2002, respectively). The decline in international telephone revenue as a proportion of total traffic revenue is due to the sharp reductions in tariffs in India and in settlement rates with foreign administrations and carriers. In fiscal 2004, there was a considerable decrease in the incoming paid minutes of traffic carried by the Company on account of increased competition in the ILD services business as well as the Company’s initiative to cater to traffic with higher retentions, which are based on the distance the incoming traffic is to be delivered. During fiscal 2004, the Company took advantage of the technology shift to the Voice over Internet Protocol (VoIP) for incoming voice termination, and concluded traffic agreements with ten new international carriers that use this technology. The Company is also building its ability to pick up traffic overseas through points of presence in various countries, to offer more attractive packages to international carriers. With BSNL and MTNL continuing to provide their outgoing traffic to the Company, the volume of outgoing traffic, which has generally increased year-on-year because of the increased use of telephones and reduced tariffs in India, was considerably higher in fiscal 2004 than in the previous year.

In fiscal 2004, following negotiations, the Company signed a wholesale carriage agreement with BSNL to share infrastructure and to carry BSNL’s inbound and outbound traffic. This agreement provides for the Company to handle BSNL’s incoming and outgoing ILD traffic at an agreed cost per minute of traffic handled. The agreement is effective for one year from February 13, 2004. BSNL, pursuant to its ILD license, has started using the Company’s infrastructure in a limited way to route traffic.

The Company also launched an outbound calling card in April 2004, accessed through a toll-free number. However, these cards can currently be used only from phones within the Tata Teleservices Limited’s network because other local service providers block calls from their network to the Company’s toll-free number. The Company is also considering introducing variants like a post-paid option.

The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls.

Other Basic Services. The Company provides international telex services, including automatic direct dial telex service. This service is mainly used by the business community. Advanced telex services offered by the Company include forwarding facsimiles to telex mail boxes, telex to fax transmissions (T-Fax) and transmission from telex to E-mail services.

International telegram service is the oldest of the international telecommunication services provided by the Company. Each day the Company handles on average approximately 200 telegrams.

The volume of telex and telegraph traffic has been declining significantly in recent years, consistent with global trends, as users switch to facsimile and other methods of data transmission. The Company expects this trend to continue, but without any adverse impact on the Company since these methods of data transmission generate limited revenue for the Company.

National Long Distance. The Company had received its NLD license as part of the compensation package received from the Government upon the early termination of the Company’s monopoly in ILD services and in September 2002, the Company entered the NLD services market. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs and increase margins by reducing its dependence on other NLD operators for domestic connectivity. Presently the NLD traffic of several basic and cellular service operators is being carried by the Company. By September 24, 2004, the Company had received approval from the Department of Telecommunications for interconnection at 142 Long Distance Charging Areas (“LDCAs”), covering 18 of India’s 21 telecom circles. LDCAs are regions in which NLD services may be offered to customers. The Company eventually plans to have coverage of all the 322 LDCAs in India. To increase its footprint and accelerate rollout, the Company arranged for additional fiber optic capacity for 23,000 route kilometers from Bharti Televentures Limited, which is a telecommunications service provider in India. With this capacity acquisition, the Company intends to cover over 200 LDCAs in the current fiscal year.

Specialized and Value-Added Services

The Company provides a variety of specialized and value-added services. These include:

International Private Leased Circuits (“IPLCs”). The Company offers international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in India to a fixed point abroad. These services are provided using the Company’s international gateways, earth stations and cable stations. The IPLC market in India has grown at an annualized rate of 60-70 percent per year during the last three years primarily as a result of the growing information technology and business processing outsourcing industry in India.

National Private Leased Circuits. The Company provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across the country. The Company has set up a countrywide optical fiber cable backbone, which connects national long distance points of presence on a high capacity network.

Inmarsat Mobile Services. The Company offers satellite mobile telecommunication services via the Inmarsat system for land-based as well as maritime users. The services offered support voice, fax, data, telex and high-speed data access.

Gateway Internet Access Services. The Company is one of the leading Internet service providers in India and started providing these services in 1995. In December 2003, the Company launched an enhanced integrated retail Internet offering combining multiple services like Internet access, net telephony and value added services.

Internet Telephony. From April 2002, the Government of India permitted Internet Service Providers to offer voice telephony over the Internet using the Voice over Internet Protocol (VoIP). The Company’s self-managed network allows it to offer enhanced features like flexibility in billing and plans and superior voice quality. Low tariffs in Internet telephony could encourage usage and increase international call volumes.

Managed Data Network Services. The Company introduced managed data network services in January 1997, and now offers these services through the networks of AT&T, Cable & Wireless, EQUANT, Equant, Orient Networks (previously Tele Media International), SingTel, Telekom Malaysia and Reach. The Company’s managed data network services provide private data communications services to corporate customers in India.

Internet Data Centers. The Company provides customers the option of outsourcing their mission-critical systems operation through its Internet Data Centers. The data centers combine round-the-clock systems management with onsite personnel trained in the areas of networking, Internet and systems management.

Domestic IP VPN / ATM—The Company offers a national internet protocol (“IP”) based virtual private network (“VPN”) services on its existing domestic IP network across 22 points of presence in the country. The domestic Asynchronous Transfer Mode service was launched by the Company in March 2004.

Global IP VPN Services: The Company introduced this service in September 2003. The Company provides Managed IP VPN services based on multi-protocol label switching, which provides greater flexibility in diverting and routing traffic around link failures, congestion and bottlenecks. VSNL’s IP VPN network consists of 8 nodes covering the US, Europe and the Asia Pacific region.

Television Uplinking. The Company started providing television uplinking facilities in October 1998. The Company also provides international relay of television programs and news services via satellite on a contractual basis and leases satellite transponder capacity owned by the Company to television broadcast companies in India.

High Speed Internet Access through Metro Ethernet: In June 2004, the Company launched limited broadband services using metro Ethernet technology, which enables data transfers at high speeds. Ethernet cabling provides end users capacity of upto 10/100 Mbps, resulting in shorter access times for voice, video and Internet.

DSL Net Access using IP DSLAM: The Company has started providing Internet access using Digital Subscriber Line (DSL) technology. The technology provides bandwidth of up to 22 Mbps.

Cyber Cafes: The Company owns approximately 42 “Hub” branded centers across the country, where customers can access the Internet using the Company’s branded prepaid cards. Services such as VOIP, gaming, scanning, and printing are also provided to customers in addition to access to the Internet.

Telezones: The Company plans to launch International Subscriber Dialing booths running on an Internet Protocol platform called Telezones. To make an international call from these booths, the customer need not own a personal computer or an Internet Protocol enabled phone and also does not need to have access to the Internet for connectivity.

Traffic Revenue and Revenue Sharing Arrangements

The Company’s principal source of revenue is traffic revenue from its public international telephone services, which accounted for 88.63 percent, 81.16 percent and 68.00 percent of the Company’s traffic revenues in fiscal 2002, 2003 and 2004, respectively. The Company’s derives its traffic revenue from: foreign administrations and telecommunication carriers, BSNL, MTNL and other Indian private fixed line and cellular network operators. The Company does not receive any payments directly from the end users of its public international telecommunication services. Approximately 64 percent, 60 percent and 39 percent of the Company’s revenues were derived from foreign administrations and telecommunication carriers and approximately 36 percent, 40 percent and 61 percent were derived from Indian telecommunication carriers, respectively, in fiscal 2002, 2003 and 2004.

Payments to and from Foreign Administrations or Carriers

The Company has operating arrangements with approximately 83 foreign telecommunications administrations or private carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls billed in India, and by the foreign administrations or carriers to the Company for the use of its facilities (and the local Indian networks) in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is generally in accordance with International Telecommunication Union (“ITU”) recommendations. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic billed in India and receives payments from such administration or carrier for incoming traffic billed outside India. Settlements between the Company and the major carriers, including US carriers, are made monthly. Settlements between the Company and other carriers are normally made quarterly. Settlements are made on a net basis at the applicable settlement rate.

The Company has in the recent past sought to rationalize its accounting rates by moving towards a system of rates linked to volume commitment. The settlement rates applicable to the Company currently range from approximately US$ 0.01 to US$0.37 per minute. Subsequent to the advent of competition in India, rate negotiations are held at shorter intervals than the several months in certain cases in the past.

As is typical in developing countries, the volume of incoming calls to India has historically exceeded the volume of outgoing calls, and as a result the Company has received net settlement payments from most foreign administrations and carriers. Following the termination of our ILD monopoly, incoming call traffic is also carried by other ILD operators, as a result of which we no longer have favorable traffic balances with a number of foreign carriers and therefore we are making net settlement payments to those carriers.

Some of the new settlement rate agreements, effective from September 2002, provide for separate settlement rates for incoming and outgoing traffic. The settlement rates for incoming traffic are now dependent upon interconnect usage charges prescribed by the TRAI and payable to basic service providers for terminating traffic in India. The settlement rates are market driven and are generally subject to change every month or earlier.

Revenue Sharing Arrangements

Although the Company provides international gateway access out of and into India, all calls that either originate or terminate in India must pass through the domestic networks of MTNL, BSNL or other private fixed line or cellular network operators. Prior to March 31, 2002, the Company had a revenue sharing arrangement only with BSNL. Under this arrangement, BSNL received payments from the Company in respect of incoming traffic and made payments to the Company in respect of outgoing calls. The revenue sharing arrangement, which was scheduled to terminate on March 31, 2002, was extended until July 31, 2002.

Following the opening up of the ILD business in India to competition from April 1, 2002, the Company was required to have revenue sharing agreements (also called “interconnect agreements”) with every domestic fixed line or mobile operator, including BSNL and MTNL.

With effect from August 1, 2002, the interconnect agreements with BSNL and MTNL provided for payment of amounts ranging from Rs.6 to Rs.14 per paid minute to the Company depending upon which world region the traffic was terminated. For incoming calls, the Company was required to pay BSNL amounts ranging from Rs.4.40 to Rs.13 per paid minute depending upon the distance of the Company’s traffic termination from BSNL’s nearest designated trunk automated exchange level. In case of MTNL, the Company was required to pay Rs.4.40 per minute for calls terminated in the cities of Mumbai and Delhi. Volume based discounts were allowable in respect of incoming calls and the agreements also provided for a committed volume of traffic.

New interconnect agreements in accordance with the Interconnect Usage Charges (“IUC”) regulation announced by the TRAI were executed with BSNL and MTNL effective May 1, 2003. The commercial terms of the agreements were subject to change based on revisions by the TRAI to the IUC from time to time. Under these agreements, BSNL and MTNL paid the Company amounts ranging from Rs.6 to Rs.14 per paid minute depending on the geographic region where the outgoing call terminated. In the case of incoming calls, the Company paid BSNL and MTNL amounts ranging from Rs.5.00 to Rs.6.60 per paid minute depending upon the distance of the Company’s traffic termination from BSNL’s or MTNL’s nearest designated trunk automated exchange level. Volume discounts were availed in respect of incoming calls depending upon the volume of traffic. Gross profit per telephone minute declined by approximately 32 percent and 53 percent in fiscal 2003 and 2004, respectively compared to the previous year. These declines contributed to the decline in our net income over these years.

With effect from February 2004, revised IUCs were made effective. Based on the agreements effective as on date, BSNL, MTNL and other telecom operators would pay VSNL amounts ranging from Rs.1.69 to Rs.14.10 per minute for outgoing traffic depending upon the region to which the traffic would be terminated. In the case of incoming calls, the Company is required to pay to the telecom operators including BSNL and MTNL termination charge for which effective cost to the Company ranges from Rs.4.55 to Rs.5.65 per minute depending on the distance slab to which the incoming traffic is being terminated.

License Fees

Under the license agreement signed with the Government, the license fee payable equals 15 percent of Adjusted Gross Revenue (“AGR”). The Government defines AGR as gross call revenues minus access charges actually paid to other carriers for carrying of calls minus service and sales taxes actually paid to the Government.

The Company has provisioned an amount of Rs.4,037 million and Rs.2,735 million (US $ 63.02 million) towards such license fees for fiscal 2003 and fiscal 2004, respectively. Since the introduction of the AGR-based license fee regime, the Company has been communicating with the DoT regarding the methodology of computation of the license fee. The Company has paid the license fee for the first quarter of fiscal 2005 in accordance with an opinion received from independent legal counsel, which was lower than the fee that the Company would have had to pay if it had followed its existing practice under the AGR-based regime. The Company has, however, accounted for the license fee expenses for fiscal 2005 in line with the existing practice under the AGR-based regime. In the event that the Company’s position is not acceptable to the DoT, the Company may be subject to punitive action by the DoT.

Breakdown of Sales and Revenues

The following table breaks down the Company’s revenue by type of service for each of the years in the three-year period ended March 31, 2004.

	Year Ended March 31,
	2002	2003	2004	2004
	(in millions)
Revenues from incoming traffic
Telephone	Rs.41,503	Rs.27,143	Rs.12,824	US$	295
Telex	70	36	35		1
Revenues from outgoing traffic
Telephone	16,153	9,656	9,106		210
Telex	88	60	40		1
Leased circuits	3,584	4,231	5,514		127
Internet access services	2,305	2,251	2,882		66
Television relay	168	136	248		5
Telegraph	23	22	18		—
Other revenue	1,156	1,806	1,581		38

Total revenue	Rs.65,050	Rs.45,341	Rs.32,248	US$	743

All revenues earned by the Company are from its operations in India. Substantially all of the Company’s property, plant and equipment are located in India.

Trends and events affecting the Company’s operating revenue are discussed under “Item 5. Operating and Financial Review and Prospects.”

Industry Overview

The Indian Domestic Telecommunications Network

The Indian domestic telecommunications network has grown rapidly since 1999. As of end April 2004, the Indian telephone system comprised 78 million telephones in service consisting of 47 million of the public operators and 31 million by the private sector. All subscribers can optionally have access to international telecommunication services.

The penetration of India’s domestic telephone network of slightly over 7 telephone subscribers per 100 inhabitants as of April 2004 remained significantly lower than in Organization for Economic Cooperation and Development (“OECD”) countries and many other developing countries. The following table presents, for selected countries, lines in service as of the latest year for which such information is currently available.

Total telephone subscribers Per 100 Inhabitants
India(1)	7.15 (2004)
Pakistan	4.42 (2003)
Indonesia	9.17 (2002)
China	42.32 (2003)
Philippines	23.29 (2003)
Thailand	36.55 (2002)
Turkey	68.54 (2003)
Malaysia	62.36 (2003)
Mexico	40.12 (2002)
South Korea	116.61 (2003)
United Kingdom	143.13 (2002)
United States	116.43 (2003)
Japan	119.49 (2002)

Sources:	International Telecommunications Union.
(1)	As of April 30, 2004—DoT Report.

The existing telephone subscribers in India are concentrated in large urban areas. In the four major metropolitan cities of Mumbai, Kolkata, Delhi and Chennai, the density of lines in service is considerably higher than in India as a whole.

Cellular mobile service has experienced substantial growth since it was introduced at the end of 1995. By March 2004, there were approximately 26 million cellular subscribers, representing a compound annual growth rate of 130 percent since March 31, 1996 when the number of cellular subscribers was approximately 77,000. Over and above the 26 million cellular subscribers, basic service operators who provide mobile services (using Wireless in Local Loop, or “WLL”, technology) accounted for approximately 10 million subscribers as of March 31, 2004. According to a TRAI publication, the fiscal year ended March 31, 2004 witnessed an increase of over 160 percent in cellular mobile subscribers (inclusive of WLL mobile subscribers) compared to the previous fiscal year. The ratio of mobile subscribers to fixed telephones subscribers together for the country reached 80 percent as of March 31, 2004. TRAI estimates that if the trend continues, the country will have more mobile subscribers than fixed subscribers by the end of 2004. It has been reported that over 75 percent of cellular subscribers use prepaid service, which has the option of including ILD and NLD calls without any further charge toward using the facilities.

Interconnect Usage Charges Regime. With the ongoing liberalization of the telecom sector and the presence of multiple-operators and rate settlement arrangements, TRAI introduced a cost -based Interconnect Usage Charges regime in January 2003. It provided for an interconnect usage charge that is payable by service providers to other service providers for usage of their networks for origination, transit or termination of calls. The regime also prices monthly rental and local call charges for fixed telephones (provided primarily by BSNL and MTNL) below cost in order to ensure that these remain affordable and attractive to customers and help attain the objective of higher teledensity in the country. The TRAI notified the implementation of an IUC regulation from December 1, 2003 which included carriage, termination and Access Deficit Charges (“ADCs”). Access deficit arises when the tariff specified for access does not cover the cost of providing access. The regulation had stated that the TRAI would review the ADC calculations annually based on the audited financial results of service providers, and that the next exercise would consider changes in the ADC regime. A revised regulation was made applicable with effect from February 2004. In the context of the ILD segment relevant to the Company, the IUC Regulations, in addition to fixing an origination and termination charge for the access providers, imposed a flat sum of Rs.4.25 per minute as the ADC to be paid by the ILD operator to the access provider in case the access provider happens to be a basic services operator. In June 2004, TRAI released a consultation paper for review of the ADC and invited responses. The Company has submitted its response to the consultation paper. The new ADC regime is proposed to be implemented from October 1, 2004. The new regime proposes to collect the ADC as part of the license fee, which is based on revenues, rather than as a part of call charges.

Government Regulations

General

The business of the Company is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885 (the “Telegraph Act”) and the terms of the licenses from the Department of Telecommunications under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the Department of Telecommunications, and of other Government agencies.

Supervision

In March 1997, the Government first established the Telecom Regulatory Authority of India (“TRAI”), an independent regulatory authority under the provisions of the TRAI Act, 1997. Pursuant to an amendment to the TRAI Act, two independent authorities were established: the TRAI and the Telecom Disputes Settlement and Appellate Tribunal (the “TDSAT”). The TRAI has the authority to levy fees and other charges for services and to perform such other functions entrusted to it by the Government. The TDSAT has jurisdiction to adjudicate any dispute between a licensor and a licensee, between two or more service providers, or between a service provider and a group of consumers. The TDSAT also has the jurisdiction to hear and dispose of appeals against any direction, decision or order of the TRAI.

The Communication Convergence Bill 2001, introduced in the Indian Parliament in August 2001, envisages the creation of the Communications Commission of India (“CCI”) which would be an all-encompassing umbrella body to look into licensing, spectrum management, dispute resolution and determination of regulation codes, technical standards, tariffs, rates for licensed services as well as determine the conditions for fair, equitable and non-discriminatory access to network facility and service. It would also have the powers of a civil court under the Code of Civil Procedure, 1908.

Licenses

Pursuant to the Telegraph Act, the provision of any telecommunication services in India requires a license from the Government, obtained through the Department of Telecommunications.

The Company operates substantially all its international telecommunications services under a license granted by the Department of Telecommunications. The ILD License identifies specific services that the

Company is permitted to provide, which encompass all of the services currently provided by the Company other than Internet services and NLD services. The Company’s current ILD license is valid from April 1, 2002 for a period of twenty years.

The Company has also been granted a NLD license, which is valid from February 8, 2002 for a period of twenty years and a license to provide Internet services (including Internet telephony), which is valid from January 25, 1999 to January 24, 2014. The Company can assign or transfer its rights under the Internet license with the prior written consent of the Department of Telecommunications.

The Department of Telecommunications retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the public interest. The Department of Telecommunications may also terminate the licenses before their scheduled expiration upon breach by the Company of any of its terms. In addition, the Department of Telecommunications retains certain rights under the licenses to receive telecommunication services on a priority or emergency basis. Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company’s facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

The TRAI is currently in the process of implementing a ‘Unified Licensing Regime’ pursuant to which operators can use either wire line or wireless media to provide telephony, Internet, broadband, cable TV, DTH, TV and radio broadcasting services under a single license. The first phase of this regime entailed the implementation of the Unified Access Service License in each of the 23 circles rather than the entire country. The second phase is to apply to all services and to all geographical areas. To this end, the TRAI has prepared a policy document and has sought comments prior to submitting the proposal to the Government. This regime when in place could increase potential competition in the ILD services business and also adversely impact the Company’s revenues from the NLD business as cellular service providers who are the main users of the Company’s NLD service would be able to switch calls across different circles in their own networks. Currently they are barred from doing so unless they possess a NLD license.

The Company provides uplinking services and contributory feed services to television channels in India. The Company has been informed that certain television channels to which the Company provides uplinking services do not appear to have complied with certain approval requirements, and appear to have violated certain regulations of the Ministry of Information and Broadcasting. Since such non-compliance by the television channels exposes the Company to the risk of termination of its license to provide uplinking services, the Company has been cooperating with the Government in resolving these issues.

Rates

The Company did not control the rates charged to end users of its international telecommunication services until March 31, 2002. The rates for such services were established and collected by the relevant foreign telecommunications administrations or carriers for international calls originating and billed outside of India and by BSNL for international calls originating and billed in India. The Company and the Department of Telecommunications shared revenues received by each entity from international calls pursuant to a revenue sharing arrangement between the two entities, and the Company received settlement payments with respect to international calls from, or made such payments to, foreign telecommunications administrations and carriers based on applicable accounting rates.

With effect from April 1, 2002, for outgoing traffic, ILD operators are authorized to prescribe and introduce rates for their international telecommunication services with clearance from the TRAI. In the face of competition, the ILD tariffs fell below the TRAI ceilings from a peak international call tariff of Rs.48 per minute during 2001-02 to around Rs.18 per minute during 2003-04. In January 2003, TRAI announced that it would no longer fix ILD tariff ceilings or rates determining revenue sharing.

The rates for the Company’s specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing can be prescribed by the Company, subject to filing with the TRAI.

Organizational Structure

As of June 30, 2004, Panatone Finvest Limited in conjunction with other companies of the Tata Group held approximately 46.60 percent of the outstanding equity of the Company, and the Government held approximately 26.12 percent. Panatone Finvest Limited is in turn affiliated with the Tata Group of companies and its shares are held by Tata Sons, Tata Power, Tata Steel and Tata Industries. Panatone acquired this stake as a result of the Government’s decision to sell to a strategic partner through a competitive bidding process. See “Item 4. Information on the Company—History and Development of the Company.”

The current shareholding of Tata Sons and Tata Power in Panatone Finvest Limited is 59.955 percent and 40 percent, respectively, with Tata Steel and Tata Industries holding the remainder equally.

Subsidiaries

VSNL Lanka Limited

VSNL Lanka Limited is a wholly owned subsidiary set up by VSNL in Sri Lanka. The Sri Lankan telecom market is growing at an estimated 20-25 percent and permits VSNL the opportunity to increase its sub-continental presence and extend comprehensive offerings in the region to international carriers. VSNL Lanka Limited has now been permitted to offer Internet services under the same license and is also exploring opportunities to offer other telecom services in Sri Lanka.

VSNL America Inc.

In June 2003, VSNL formed VSNL America Inc., a wholly owned subsidiary in the U.S., to provide IP–VPN solutions. This venture is expected to allow end-to-end management of VSNL’s Internet connections from India to the U.S., providing improved service to its Internet, data and IP–VPN customers. VSNL America Inc. has been recently granted International Common Carrier 214 License by the U.S. Federal Communications Commission.

VSNL UK Limited

VSNL UK Ltd. is a subsidiary of VSNL America Inc. It was purchased as a shell company, which was formed in May 2003 to provide telecom and value added services to the UK and European markets.

VSNL Singapore Pte Limited

VSNL set up VSNL Singapore Pte. Limited (VSPL) in January 2004 as a wholly owned subsidiary. VSPL has obtained the required Facilities Based Operators license from the Singapore authorities to own and operate facilities used in the provision of telecom services.

These subsidiaries had total assets of approximately Rs.145 million as of March 31, 2004 and total revenues of Rs.1 million in fiscal 2004. The Company’s investment in these subsidiaries amounted to Rs.110 million in fiscal 2004. VSNL, UK Limited in the United Kingdom and VSNL, Hong Kong are subsidiaries of VSNL America Inc. and VSNL Singapore Pte Ltd., respectively. These entities have not been consolidated in the Company’s financial statements because their financial results and assets are not individually or in the aggregate, material to the Company’s results and financial position.

VSNL Hong Kong Limited

VSNL Hong Kong Ltd. is a subsidiary of VSNL Singapore Pte. Ltd. It was formed in July 2004 to provide telecom and value added services.

Affiliates and Joint Ventures

United Telecom Limited

VSNL, MTNL and Telecommunications Consultants India Ltd. (TCIL), have set up a joint venture named United Telecom Limited (UTL), along with Nepal Ventures Private Limited (NVPL). While NVPL holds 20% in the consortium, the other partners hold 26.66% each. VSNL’s managing director represents VSNL on the board of UTL as its current Chairman. VSNL’s total investment in UTL as of March 31, 2004 was Rs.233 million. The Company has an obligation to invest a further Rs.100 million in UTL, and expects to make the investment in fiscal 2005.

Tata Teleservices Limited

The Company has an equity interest of 19.9% in Tata Teleservices Limited (“TTSL”). TTSL and its subsidiaries provide basic telephony and Internet services in the Indian states of Andhra Pradesh, Gujarat, Tamil Nadu, Delhi, Karnataka and Maharashtra. The Company’s investment in TTSL has been accounted for under the equity method, in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. VSNL’s total investment in TTSL’s equity as of March 31, 2004 was Rs.6 billion. The Company has committed to invest a total of Rs.8 billion in TTSL and the remaining Rs.2 billion is expected to be invested in fiscal 2005.

Property, Plants and Equipment

Description of Property

The following table sets forth the principal real properties owned or leased by the Company that were used in its operations as of March 31, 2004.

LOCATION	FUNCTION	AREA (ACRES)	OWNED/LEASED
MUMBAI
Fort VSB	Company’s registered office Mumbai gateway	0.3	Owned
Prabhadevi LVSB	Undersea cable station Switching facilities	1.8	Owned
Vashi	International data center	0.5	Leased

NEW DELHI
VSB Connaught Place	Delhi gateway	1.03	Owned
Greater Kailash	Office Space	2.00	Owned
Greater Kailash	Satellite earth station	125.8	Owned
Chattarpur	Satellite access node (under construction)	162.8	Owned
Dasghara	Repeater station	0.99	Leased

MEERUT	Repeater station	1.00	Owned

GULDHAR-GHAZIABAD	Repeater station	2.3	Owned

MUZZAFARNAGAR	Repeater station	1.5	Owned

PURKHALI	Repeater station	1.5	Owned

DAURALA	Repeater station	1.5	Owned

ROORKEE	Repeater station	1.6	Leased

MUSSOORIE	Repeater station	2.5	Owned

DEHRADUN	Satellite Earth Station	75.3	Owned

JALANDHAR	Jalandhar gateway	0.54	Owned

KOLKATA
Hallisahar	Kolkata earth station	82.2	Owned
Ultadanga	Switching facilities	2.4	Owned
SDF Salt Lake	Switching facilities	1.4	Sub-leased

CHENNAI
Adams Road	Chennai gateway	2.0	Owned
Korathur	Earth station	21.7	Owned

ERNAKULAM
Shive	Ernakulam gateway	1.5	Owned

PUNE
Dighi	Pune gateway	774.5	Owned
Arvi	Satellite earth station	228.3	Owned

BANGALORE	Satellite earth station and Office	0.81	Leased

ITPL	Earth Station	0.08	Leased

KANPUR	Kanpur gateway (now decommissioned)	2.0	Leased

PATNA	Earth Station	0.18	Leased

BHUBANESHWAR	Earth Station	0.23	Leased

GUWAHATI	Earth Station	0.05	Leased

PONDICHERRY
IT Park	Internet Node	0.02	Rental
Mission Street	Internet Node	0.04	Leased

COIMBATORE	Internet Services	0.03	Leased

COCHIN
Kakkanad	International Gateway	1.5	Owned
Panampilly Nagar	CR Office	0.08	Leased

HYDERABAD
Hitech City	Gateway Earth Station	0.05	Owned
Seringapaly	Gateway Earth Station	2.0	Owned

GANDHINAGAR	Gateway	0.32	Leased

GOA	Internet Node Earth Station	0.05	Leased

INDORE	Internet Node Earth Station	0.02	Leased

In addition to the above, the Company has staff quarters at the locations where it has substantial operations.

The Company, as part of its NLD services rollout across India, has set up stations in several parts of the country. These stations have been set up either on Company owned property, on leased space or co-located with other service providers. Following the acquisition of Dishnet’s properties, the Company has office space and space for technical operations at various locations across the country. No such space individually exceeds one acre.

None of the above-described properties are subject to major liens or encumbrances. However, under the terms of the Shareholders’ Agreement signed at the time of privatization of the Company, Panatone Finvest Limited agreed that the Company would demerge certain lands, mentioned in the above table, that the Company owns at Pune, Kolkata, New Delhi and Chennai into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land with a view to completing a transaction that is beneficial from a tax and stamp duty perspective. Until such time the demerger takes place, the lands are under the possession and upkeep of the Company. See “Demerger of Surplus Lands” below and “Item 4—Key Information—Risk Factors—The demerger of surplus lands held by the Company may not be completed on satisfactory terms”.

Upon the establishment of the Company in 1986, all of the assets and properties of the Overseas Communications Service were transferred to it by an order of the Government of India which contemplated that details of the transfer would be set forth in a transfer deed. A formal transfer deed has not been executed. While the order of the Government was sufficient to transfer to the Company valid title to all of the non-real estate assets of the Overseas Communication Service, Indian law generally requires that transfers of real estate be evidenced by a formal deed of transfer and registered the registering authority within a period of four months within the date of execution of the formal deed after the transfer in order to protect the transferee against subsequent claims by third parties. Since the transfer of the real estate from the Overseas Communications Service to the Company has not been executed or registered, the Company has been advised by its Indian counsel that, even if a transfer deed is registered, the Company’s title to its real property may be subject to potential claims of third parties in respect of the period prior to the date of registration of the deed. The Company however does not anticipate any such claims. In clarifications from the Government, it has been conveyed through a letter in October 2001 that pursuant to the provisions of Section 90 of the Registration Act, 1908 there is no need to register any formal transfer deed or deed of sale for such transfer of assets and the letter can be considered as authority for transfer of all the fixed assets of Overseas Communication Services situated in separate states and cities of India to the Company.

Indian law requires payment of stamp duty (at rates which vary among states) on instruments, which effect transfer of title to real estate. The formal transfer deed, if executed, may be subject to stamp duty at rates ranging from approximately 3 to 14 percent of the fair market value of the real estate transferred. Such stamp duty may be payable by the Company.

As of March 31, 2004, the Company operated twelve international gateway switches located at eight locations in India and a further seven switches at ILD points of presence, which provided substantially all the connectivity for the Company’s services to the international telecommunications network. The Company’s international traffic is carried through international satellite links and or by undersea cables.

Description of Plant and Equipment

The following table sets forth, as of March 31, 2004, the Company’s major facilities, links and circuits :

GATEWAY	FACILITIES	LINK	NUMBER OF EFFECTIVE CIRCUITS
			VOICE	DATA*	INTERNET*
MUMBAI	Vikram-1 Satellite Earth Station	Intelsat Atlantic Ocean Region (“AOR”) Satellite (359 degrees)(1)	270	5	0

	Vikram-2 Satellite Earth Station	Intelsat Indian Ocean Region (“IOR”) Satellite (60 degrees)(1)	559	4	0

	Jawahar Satellite Earth Station	Thaicom Satellite (78.5 degrees)(1)(2)	Television Uplinking with 36 MHz

	Arvi Land Earth Station	Inmarsat IOR Satellite (64.5 degrees)(1)	120	0	0

	India-U.A.E. Undersea Cable System (Gulf Cable)	Mumbai-Fujairah (U.A.E.)	1,245	0	0

	SEA-ME-WE 2 Undersea Optical Fibre Cable System	Singapore, Indonesia, Sri Lanka, India, Djibouti, Saudi Arabia, Egypt, Turkey, Cyprus, Italy, Tunisia, Algeria and France	3,975	605	0

	Fibre Optic Link Around the Globe (FLAG) Undersea Optical Fibre Cable System	Japan, Korea, China, Hong Kong, Thailand, Malaysia, India, U.A.E., Egypt, Saudi Arabia, Italy, Spain and United Kingdom	5,121	10,672	0

	SMW-3 Undersea Optical Fibre Cable System	Japan, S. Korea, China, Taiwan, Hong Kong, Philippines, Vietnam, Brunei, Malaysia, Singapore, Thailand, Indonesia, Australia, Sri Lanka, India, Pakistan, UAE, Oman, Saudi Arabia, Egypt, Djibouti, Cyprus, Turkey, Greece, Italy, Portugal, France, UK, Belgium, Germany	4,362	24,094	16,375

KOLKATA	Kolkata Satellite Earth Station	Intelsat IOR Satellite (62 degrees)(1)	269	54	496

	Kolkata Satellite Earth Station (SDF)	Intelsat APR-1 Satellite (83 degrees) (1) (2)	Television Uplinking with 9 MHz

DELHI	Ahmed Satellite Earth Station	Intelsat IOR Satellite (62 degrees)(1)	816	96	0

	Ahmed Satellite Earth Station	Intelsat IOR Satellite (57 degrees)(1)(2)	Television Uplinking with 8 MHz

	Greater Kailash Satellite Earth Station	Intelsat IOR Satellite (64 degrees)(1)	208	40	0

	Gurgaon Satellite Earth Station	Intelsat IOR Satellite—9B (64 degrees)(1)	0	62	0

	New Delhi Rooftop	Thaicom Satellite (78.5 degrees) (1)(2)	Television Uplinking with 36 MHz

	Noida, VSAT	Intelsat IOR Satellite (62 degrees)(1)	0	142	0

	New Delhi, VSAT	Intelsat IOR Satellite	0	124	0

CHENNAI	Thiruvalluvar Satellite Earth Station	Intelsat IOR Satellite (64 degrees)(1)	374	80	0

	Thiruvalluvar Satellite Earth Station	Intelsat Satellite APR-1 (83 degrees) (1) (2)	Television Uplinking with 36 MHz & 12 MHz

ERNAKULAM	Ernakulam Satellite Earth Station	Intelsat IOR Satellite (60 degrees)(1)	538	0	0

	Ernakulam Roof Top Earth Station	Intelsat Satellite APR-1 (83 degrees) (1) (2)	Television Uplinking with 4.5 MHz

	SMW-3 Undersea Optical Fibre Cable System	Japan, S. Korea, China, Taiwan, Hong Kong, Philippines, Vietnam, Brunei, Malaysia, Singapore, Thailand, Indonesia, Australia, Sri Lanka, India, Pakistan, UAE, Oman, Saudi Arabia, Egypt, Djibouti, Cyprus, Turkey, Greece, Italy, Portugal, France, UK, Belgium, Germany	3,297	8,064	0

	SAFE Undersea Optical Fibre Cable System	South Africa, Mauritius, St.Paul, Malaysia, India	2,757	12,884	9,906

JALANDHAR	Jalandhar Satellite Earth Station	Intelsat IOR Satellite (64 degrees)(1)	1,465	0	0

BANGALORE	Sanjay Nagar Earth Station	Intelsat IOR Satellite (62 degrees)(1)	0	20	0

	Information Technology Park Ltd. Satellite Earth Station	Intelsat IOR Satellite (64 degrees)(1)	0	24	0

PUNE	Information Technology Park Ltd. Satellite Earth Station	Intelsat AOR Satellite (359 degrees)(1)	0	6	0

TOTAL EFFECTIVE CIRCUITS			25,376	56,976	26,777

*	-Circuits in terms of 64KB (Data & Internet Only)
(1)	The satellite degrees referred to in the table denote the degree at which the Company’s earth station antenna point at the satellite and at which they transmit and receive communications.
(2)	Facilities used exclusively for television broadcasting services.

Circuits

Due to a change in technology and as a part of the Company’s cost cutting initiatives, the Company shifted a number of circuits from satellite to cable during fiscal 2003 and 2004. As of March 31, 2004, the Company operated 25,376 effective international voice circuits, of which 4,619 were satellite circuits and 20,757 were cable circuits. The Company operated 56,976 data circuits of which 657 were satellite circuits and 56,319 were cable circuits. The Company also operated 26,777 Internet circuits. The Company’s data and Internet circuits are in terms of 64KB equivalent.

Satellites

As of March 31, 2004, the Company operated a total of 4,619 satellite voice circuits and 657 satellite data circuits through 12 earth stations at its eight gateway locations, two earth-stations located at Bangalore and one each located at Pune and Hyderabad. Satellite capacity is obtained from the International Telecommunications Satellite Organization (“Intelsat”) and the International Mobile Satellite Organization (“Inmarsat”). We decommissioned one of our earth stations in April 2004.

Undersea Cables

As of March 31, 2004, the Company operated a total of 20,757 effective voice circuits and 56,319 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in undersea cables interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific. The Company also holds a 50 percent ownership interest in an analog undersea cable between Mumbai and Fujairah, U.A.E., which has a total capacity of 1,380 circuits, of which 1,245 were being used as of March 31, 2004.

The Company also holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 (SEA-ME-WE2) optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable, which became fully operational in June 1994, operated 3,975 effective voice and 605 effective data circuits from Mumbai as of March 31, 2004.

The Company has entered into a construction and maintenance agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). This cable operates at a total of 4,362 effective voice and 24,094 data circuits from Mumbai as also 3,297 effective voice and 8,064 data circuits respectively from Cochin as of March 2004. The Company also operates 16,375 Internet circuits on this cable system from Mumbai.

The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2004, the Company operated 5,121 effective voice circuits and 10,672 effective data circuits on this cable system.

The Company has also invested Rs.2.31 billion in the South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) cable. The total length of this link is 27,850 km with a design life of 25 years. As of March 31, 2004, the company operated 2,757 voice circuits and 12,884 data circuits on this cable system. The Company also utilized 9,906 Internet circuits on this cable.

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

Switches

As of March 31, 2004, the Company had the equipped capacity to connect approximately 45,000 international telephone circuits, 850 telex circuits and 64 telegraph circuits or channels to its switches. All of the Company’s telephone capacity is digital, and as of March 31, 2004 were provided by 12 digital switches installed at the Company’s 8 gateway locations spread across the country. Each gateway is linked to the other gateways via either the Company’s own bandwidth or dedicated digital lines leased from BSNL or other bandwidth providers such as Gas Authority of India Limited, Bharti Infotel Limited, Power Grid Corporation India Limited and others which permits multiple routing options for each call and provides the system with back-up capability in case of equipment failure or over-crowding at any gateway.

Other Facilities

In addition to the circuits and switches described above, the Company’s infrastructure includes various facilities used primarily for its specialized and value-added services. As of March 31, 2004, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 58 earth stations, terrestrial radio communication links connecting the Company’s international switches at four of its locations with its earth stations and a variety of hardware used for the Company’s 55 Internet access nodes (inclusive of nodes acquired from Dishnet).

In April 2004, the Company signed a Right to Use agreement for 15 years with Bharti Infotel Limited for 23,000 route kilometers capacity on an existing advanced fiber optic network in India. This agreement is expected to eliminate the cost of leasing additional domestic bandwidth and support growth in the voice, corporate data and the upcoming broadband businesses. A self-managed domestic backbone will also give the Company greater control on quality and reliability of services. This agreement is for approximately Rs.5,000 million (US$ 115.20 million).

The company is currently building a 3,100 km submarine cable system between Chennai and Singapore. Known as the Tata Indicom Chennai-Singapore Submarine Cable system, it will have a system capacity of 5.12 Terabits (1Terabit = 1,000GB). The cable is expected to be in operation by the end of 2004. This cable aims to significantly enhance India’s connectivity into the Asia-Pacific region and the U.S., via the Pacific. With the setting up of this new cable, we expect to increase our bandwidth infrastructure significantly with a view to capitalize on the future growth in the corporate data market. The corporate data market has witnessed 60-70 percent annualized growth over the last 3 years. The cable system will have an initial capacity of 320 gbps that can be scaled up to an ultimate capacity of 5.12 Terabits. With an estimated life of 25 years, the new cable will connect Chennai to Singapore, which is a strong telecom hub for traffic across the world from where onward extension to U. S. and other significant geographies is readily available at competitive prices. This cable system would cost the Company approximately Rs.4,275 million. VSNL presently has over 11 gbps of bandwidth on its 4 operational submarine cable systems that include SAT3/WASC/SAFE, SEA-ME-WE3, SEA-ME-WE2 and FLAG.

The Company is one of the founding members of SEA-ME-WE4, a consortium of 16 parties that is setting up a cable system between France and Singapore with India as one of the landing points. The cable has a system capability of 1.28 terabits. In addition to its investment of US$40 million in this system, VSNL has also been assigned the responsibilities of network administration and the running of the network operating center for the entire system.

Review of the Useful Lives and the Consequent Carrying Values of Certain Assets

During fiscal 2004, the Company appointed independent chartered engineers to determine the useful lives of its assets and independent valuers to determine the fair values of its property, plant and equipment. The valuation was based on the market prices of the assets, adjusted to reflect the age and present condition of the assets. The fair value of the assets was determined as Rs.14,516 million (US$ 334 million) as against the carrying value of Rs.21,225 million (US$ 489 million) resulting in recognition of an impairment loss of Rs.6,709 million (US$155 million) in our net income for fiscal 2004. As per the report of the chartered engineers no changes were required to the useful lives of our assets except for undersea cables for which we have reduced the useful life to a maximum of 18 years from the previous maximum of 25 years. This has resulted in additional depreciation expense of Rs.230 million in fiscal 2004.

Demerger of Surplus Land

Under the terms of the Share Purchase Agreement and the Shareholders’ Agreement, Panatone Finvest Limited has agreed to cause the Company to hive off or demerge certain land the Company owns at Pune, Kolkata, New Delhi and Chennai (the “Surplus Land”) into a separate company (the “Resulting Company”) pursuant to a scheme of arrangement. The Surplus Land consists of properties, which the Company was not actively using for any business purpose at the time of the Government divestment to Panatone Finvest Limited. The Surplus Land consists of the following:

Location	Area (in Acres)
Dighi—Pune	524.00
Halishahar—Kolkata	35.19
Chattarpur—Delhi	58.00
Greater Kailash—Delhi	70.00
Padianallur—Chennai	85.94
Total	773.13

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

As part of the consideration for its purchase of a portion of the Government’s shares in the Company, Panatone Finvest Limited agreed to transfer to the Government, without further consideration, a portion of the shares of the Resulting Company that it receives, such portion to be proportionate to the number of shares of the Company purchased by Panatone Finvest Limited from the Government. In the event that the demerger does not occur or the Company sells or develops the Surplus Land, Panatone has agreed to pay to the Government a pro rata portion of any benefit accruing to the Company as a result of such sale or development, as determined by an appraiser. In its tender/open offer, Panatone Finvest Limited made similar undertakings to the persons who tendered their shares of the Company and whose shares were accepted for payment.

It is possible that the Company may have to pay significant capital gains taxes and the Resulting Company may have to pay applicable stamp taxes if the proposed demerger is found by the Indian courts not to fit within the statutory definition of “demerger” under The Income Tax Act, 1961. The Company believes these taxes could be substantial. To avail of favorable income tax treatment, the Company would have to create a separate realty undertaking comprising the surplus lands. The realty undertaking would then be transferred to the Resulting Company under the scheme of arrangement. Because the Surplus Lands are separately situated and do not generate separate revenues, they may be found not to constitute a “realty undertaking” under the relevant Indian law, and therefore may be found not to be a “demerger” as well. However, a statutory demerger may also include a split or reconstruction according to such conditions as the Government may issue in the Official Gazette. To date, the Government has not issued such conditions pertaining to the Surplus Lands, and the Company has not requested that the Government do so, though it may in the future so request.

The High Court’s decree, if and when passed, will have to be submitted to the stamp authorities for adjudication to ascertain the amount of stamp duty, which has to be paid by the Company. Under the Bombay Stamp Act, 1958 the stamp duty shall not exceed an amount equal to 5 percent of the true market value of the immovable property located within the State of Maharashtra transferred by the Company to the Resulting Company or an amount equal to 0.7 percent of the aggregate of the market value of the shares issued by the Resulting Company and the amount of consideration paid for such demerger, whichever is higher. Under the Income-tax Act, the expenditure incurred by the Company wholly and exclusively for the purpose of demerger is expected to be allowed as a deduction equal to 1/5th of such expenditure for five successive years beginning from the year in which demerger takes place.

No time period is specified in the Shareholders’ Agreement or the Share Purchase Agreement for the demerger of the Surplus Lands. The Company cannot predict if and when the demerger will take place. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company. See “Item 3. Key Information—Risk Factors—The demerger of surplus land held by the Company may not be completed on satisfactory terms.”

Capital Expenditures and Other Investments in Previous Years

The following table sets forth the capital expenditures and certain other investments of the Company for the three most recent fiscal years.

	Year ended March 31,
	2002*	2003	2004
	(millions of Rupees)
Transmission	1,279	994	1,901
Switching	245	242	31
Specialized and value-added Services	225	194	3,219	(1)
Restoration/replacement	15	0	0
Technical and office equipment	108	383	335
Buildings and civil works	42	103	3
Capital contributions to Intelsat/Inmarsat and IRUs	66	0	0
NLD Projects	0	1,379	2,045
Other projects and investments	22	2,988	3,344	(2)

Total	2,002	6,283	10,878

*	The methodology followed upto fiscal 2002 (until when the Five-Year Plans as mandated by the Government were followed) for computing the capital expenditure incurred was based on a central compilation of data of the actual spend across branches. For the subsequent years, the data is based and derived from the schedules to the Company’s audited financial statements.
(1)	Includes the acquisition cost of Dishnet DSL’s net assets and goodwill thereon of Rs.1,681 million and Rs.1,019 million respectively.
(2)	Includes investment in Tata Teleservices Limited of Rs.3,200 million.

Investments

See “Item 5. Operating And Financial Review And Prospects”.

Sales and Marketing

In April 2003, the Company, along with Tata Teleservices Ltd., Tata Teleservices (Maharashtra) Ltd., Tata Internet Services Ltd. and Tata Net- formed the Tata Indicom Enterprise Business Unit (“TIEBU”) for focused coverage of large corporate accounts. The unit provides specialized sales and marketing coverage to the top 400–500 Indian corporate accounts, focusing on eight industry areas, namely Banking, Financial Services and Insurance, Information Technology, Information Technology Enabled Services, Media, Entertainment and Services, Industrial and Distribution, Petroleum, Gas and Pharmaceuticals, Travel, Tourism and Hospitality and the Government. TEIBU offers integrated voice and data solutions under the Tata Indicom brand. This unit was merged with the Company in April 2004.

Legal Proceedings

License fee Issue

The Company has been claiming the license fees paid by it to the Department of Telecommunications as a deductible expenditure. The Income Tax Department has disputed this claim of the Company from fiscal 1994 to fiscal 1998. The year-wise status of this issue is as follows:

Fiscal 1994: The Company’s claim has been disallowed. The Company has appealed to the Commissioner of Income Tax. The tax authorities have demanded Rs.2,495 million (measured as on March 31, 2004) towards the tax and interest thereon, which has been paid in protest by the Company. The Company has not provided for this amount in its books.

Fiscal 1995: The Income Tax Appellate Tribunal had passed an order in favor of the Company. The Income Tax Department has gone on appeal over this decision to the Mumbai High Court. The Central Board of Direct Taxes has asked the Income Tax Department to withdraw the case when it comes for hearing before the High Court.

Fiscal 1996,1997 and 1998: The Commissioner of Income Tax (Appeals) has allowed this expenditure in favor of the Company.

We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.12,543 million (US$ 289.01 million).

Tax Benefit Claims

The Indian tax authorities have taken the position that the Company is not entitled to certain tax benefits claimed by it in the fiscal years 1996 to 2001 with respect to a portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. The year-wise claim by the Income Tax Department (including interest but excluding penalties and measured as of March 31, 2004) is as follows:

Fiscal year	1996	1997	1998	1999	2000	2001
Claim (Rs. Million)	124	333	1,101	1,607	1,776	1,218

The Company has paid all the above amounts under protest but has not recognized the entire expense in its profit statements. The Company has disputed these assessment orders and appealed to the Income Tax Commissioner of Appeals (Mumbai).

For fiscal 1996, 1997 and 1998, the Commissioner (Appeals) has decided against the Company’s claims while for fiscal 1999, 2000 and 2001 the decision is still pending. The Company has appealed to the Income Tax Appellate Tribunal in respect of the decision for fiscal 1996, 1997 and 1998.

If the Company is finally unsuccessful in all of these disputes, its aggregate liability on the Company considering certain sums already provided for will be approximately Rs.5,768 million including interest but excluding penalties and measured as of March 31, 2004.

Reimbursement of DoT Levy

The Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during fiscal 1994. The tax authorities claim that the Company owes approximately Rs.2,853 million in respect of taxes due (including interest but excluding penalties measured as on March 31, 2004) in connection with such reimbursements. The Company has already paid the entire amount under protest with respect to this claim, but has appealed to the Income Tax Commissioner of Appeals (Mumbai). The Company has not provided for this amount in its books.

ICO Global Loss Write-Off Issue

For fiscal 2000 and 2001 the tax authorities have disallowed the Company’s write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc., which filed for bankruptcy protection in the US in 2000. The write-offs amounted to Rs.5,128 million and Rs.52 million, respectively. The tax and interest demanded in this regard amounts to Rs.2,000 million and Rs.21 million respectively which has already been paid under protest. The Company has also provided for in its books Rs.1,974 million and 20 million, respectively. However, the Company has appealed to the Income Tax Commissioner of Appeals (Mumbai) regarding this claim, and the matter is now pending. In case the decision ultimately goes against the Company, the amount of tax and interest will be approximately Rs.27 million.

The aggregate negative impact stated in each of the above cases, which considers certain eventualities such as the impact of unfavorable decisions and appeals, is lower than the amounts stated as contingent liabilities in the Company’s financial statements, which are based on tax demands raised by the Indian Income tax authorities and disputed by the Company.

In addition, the Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of its business. There are no such matters pending that the Company expects to be material to its business.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations and financial condition of the Company for the fiscal years ended March 31, 2002, 2003 and 2004 should be read in conjunction with the financial statements of the Company and the notes thereto included elsewhere herein. The following discussion is based on the Company’s audited financial statements for the fiscal years ended 2002, 2003 and 2004, which have been prepared by the Company in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of that year.

Introduction and Overview

The Company is the leading provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 237 territories worldwide. The Company provides international telephone, telex and telegraph services and as of March 31, 2004, operated twelve international switching and transmission facilities at eight locations (“gateways”)—Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar, Jalandhar and Kanpur, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company also provides national long distance service within India and uplinking and contributory feed services to television channels in India and is ,India’s largest private Internet service provider.

The Company derives the bulk of its revenue from payments from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from payments from BSNL, MTNL and other access providers in India for the delivery of international calls abroad. The Company shares with BSNL, MTNL and other access providers revenue received by it from foreign telecommunication administrations and carriers on incoming international calls terminating on India’s domestic network, and also revenue received by BSNL, MTNL and other access providers from Indian domestic subscribers on outgoing international calls initiated on such network, in accordance with interconnect agreements between the Company, BSNL, MTNL and the other access providers. The Company also derives revenues from other services such as national long distance services and Internet services.

The Company’s traffic revenues are affected by the volume of voice and data traffic between India and other countries and the number of circuits it leases to customers, as well as the prices it sells these services at. Prices for voice and data traffic are based on tariffs the Company agrees bilaterally with foreign administrations and on interconnect agreements the Company enters into with domestic fixed line and cellular operators. Over the last several years, the Indian communications market has experienced a significant increase in traffic volumes in all categories, significant growth in teledensity and high growth rates in the number of cellular subscribers. Consistent with global trends, the Indian market has also experienced a significant decrease in communications prices over the last several years, primarily driven by competition, regulatory pressures in India and abroad and overcapacity. The Company expects both these trends to continue for the foreseeable future.

The Company’s principal expenses consist of network and transmission costs, other operating costs that include staff costs, depreciation and administration expenses and the license fee the Company pays to the Government.

The Company’s network and transmission expenses consist of payments it makes to foreign administrations for terminating calls from India and payments it makes to BSNL, MTNL and other fixed line and cellular operators for calls that originate abroad and that are terminated in India, together with the costs of leasing satellite and undersea cable circuits that connect India to other countries. Payments that the Company makes to foreign administrations and to Indian fixed line and cellular operators are covered by the same agreements the Company has for revenue tariffs, and are subject to the identical trends as its revenues.

The Company’s financial condition and results of operations are affected by general economic conditions prevailing in India and the extent to which India’s economy continues to modernize and further integrate with the global economy.

Critical Accounting Policies

The Company’s financial statements included in this annual report are prepared in accordance with US GAAP. US GAAP differs in certain material ways from the Company’s general purpose financial statements which have been prepared in accordance with Indian accounting standards and laws. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of our critical accounting policies:

a. Goodwill

Goodwill on acquisition of business is capitalized and evaluated for impairment annually or when significant events occur that indicate the fair value is less than its carrying value. An impairment would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is determined using a discounted cash flow analysis. In March 2004, the acquisition of Dishnet DSL’s assets resulted in goodwill of Rs.1,019 million.

b. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred upto the date of commissioning.

Depreciation is provided on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their remaining estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

Years
Buildings	61
Plant and machinery:
Earth stations	12
Cables	15-18
Exchanges	12
Other network equipment	8
Office equipment	20
Computers	6
Furniture, fittings and motor vehicles	10-15

We estimate the useful lives of plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the assets could be extended based on the life assigned to new assets acquired by us. This could result in a reduction of depreciation and amortization expense in future periods. In fiscal 2004, the Company undertook a review of the useful lives of its assets. Based on the review, the Company changed the estimated useful lives of its sea cables (including indefeasible rights of use, or IRUs). From fiscal 2004 onwards, the Company depreciates these assets over a period of 18 years or the contractual period, whichever is shorter. In previous years, undersea cables (including IRUs) were amortized over periods, which were generally between 10 to 25 years. The review resulted in additional depreciation expense of Rs.230 million in fiscal 2004.

Land acquired on lease is amortized over the period of the lease.

Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, Accounting for Contributions Received and Contributions Made at fair value and recognized as revenue and an asset in the period received. These assets are depreciated over their remaining useful economic lives.

Property, plant and equipment include intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and were amortized over the contracted period of use. The Company’s amortization policy complies with SFAS No. 142, Goodwill and Other Intangible Assets, which is applicable from fiscal years beginning after December 15, 2002.

The Company has not and does not trade in IRUs or bandwidth or enter into any swap or other similar agreements relating to IRUs or bandwidth.

c. Impairment and disposal of long lived assets

In accordance with the provisions of SFAS-144, the Company is required to evaluate the carrying values of its tangible assets whenever events or circumstances indicate that the carrying values of such assets may exceed their fair value. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. If the asset is impaired, the Company recognizes an impairment loss as the difference between the carrying value and the fair value of the asset.

In fiscal 2004, the Company evaluated the carrying values of its tangible assets as a result of the following events and circumstances:

•	Significant reduction in anticipated ILD revenues as a result of declining tariffs and increased competition;

•	Increase in competition in the leased line business consequent to the acquisition of international bandwidth capacity by competitors;

•	Regulatory changes in the Indian telecommunications sector.

•	Significant reduction in acquisition costs of telecommunications assets on account of improvements in technology, reduction in customs duties and competition amongst telecom equipment suppliers.

As a result of the review, the Company took a charge of Rs.6,709 million (US$155 million) in its income statement for fiscal 2004.

The Company evaluates the carrying value of its long-lived tangible assets whenever events or circumstances indicate the carrying value of such assets may exceed their recoverable amounts.

d. Revenue recognition

Revenues from long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized over the term of the lease based on contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers and customers. Substantial portion of revenues are on account of recoveries from foreign telecommunication administrations for incoming traffic and recovery from domestic carriers for delivery of calls on foreign networks.

e. Operating and other expenses

The principal components of the Company’s operating and other expenses are network and transmission costs, license fees paid to the DoT, light and power expenses and repairs to plant and machinery.

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

f. Dividends

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2003 and 2004, the amounts available for distribution are Rs.7,786 million and Rs.8,452 million, respectively. Dividends declared for the years ended March 31, 2002, 2003 and 2004 were Rs.87.50, Rs.8.50 and Rs.4.50 per equity share. For the year 2004, the dividend proposed by the Board of Directors and approved by the shareholders in the Annual General Meeting held on September 2, 2004 is Rs.4.50 per equity share. The Company paid dividends of Rs.35,625 million (including Rs.21,375 million as special dividend), Rs.3,563 million and Rs.2,423 million during the years ended March 31, 2002, 2003 and 2004 respectively.

Operating Results

The following table sets forth information regarding the Company’s operating revenue for the fiscal years ended March 31, 2002, 2003 and 2004.

	Years Ended March 31,
	2002	2003	2004	2004
	(RS. in millions)			(US$ in millions)
Operating Revenue
Incoming telephone	41,503	27,143	12,824	295
Incoming telex	70	36	35	1
Outgoing telephone	16,153	9,656	9,106	210
Outgoing telex	88	60	40	1
Leased circuits	3,584	4,231	5,514	127
Internet access services	2,305	2,251	2,882	66
Other revenue	1,347	1,964	1,847	43

Total traffic revenue	65,050	45,341	32,248	743

Revenue

The principal components of the Company’s revenue are (1) payments from foreign telecommunications administrations and carriers for incoming traffic (prior to deducting amounts payable by the Company for outgoing traffic), which are typically denominated mostly in Special Drawing Rights (“SDRs”) or US Dollars, and (2) payments from domestic operators for outgoing traffic (prior to deducting amounts payable by the Company for incoming traffic), which are denominated in Rupees. The major factors influencing revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with BSNL/MTNL and other private basic and cellular operators, settlement rates negotiated with foreign administrations and the Rupee/SDR and the Rupee/Dollar exchange rates. See “Item 4. Information on the Company—Traffic Revenue and Revenue Sharing Arrangement.”

Telephone Revenue. Revenue from telephone traffic historically has constituted the most substantial component of the Company’s revenue, accounting for 88.63, 81.16 percent and 68.00 percent of revenue for the fiscal years, 2002, 2003 and 2004, respectively. The decline in telephone traffic revenue as a percentage of total revenue is due primarily to a significant decline in the settlement rates and to the increasing revenue contribution from specialized and value-added services such as Internet access and international leased lines.

Telephone revenue decreased by 40.50 percent during fiscal 2004 as against the 36.17 percent decrease during fiscal 2003. The Company made its best effort to protect and maintain its volume of ILD traffic at almost the same level as in the previous year; it was greatly assisted in this by the continued flow of traffic from BSNL and MTNL based on the Government’s directive to them to route calls through the Company as a “Most Favored Customer” until February 2004. Even after the expiry of the directive, BSNL and MTNL have continued to route their calls through the Company. In fiscal 2004, incoming paid minutes of traffic carried by the Company were lower than in fiscal 2003 whereas outgoing paid minutes were higher. Total paid minutes carried by the Company were lower in fiscal 2004 compared to fiscal 2003.

Incoming call revenues decreased by 52.75 percent during fiscal 2004 as against the 34.60 percent decrease during fiscal 2003. The decrease in revenue is attributable partly to a reduction in settlement rates and partly to the opening up of the sector to competition, which among other things resulted in a decline in the incoming paid minutes of traffic carried by the Company in fiscal 2004 compared to fiscal 2003. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal 2002, 2003 and 2004 decreased in US Dollar terms from US$0.33 to US$0.23 and to US$ 0.16 per minute, respectively as a result of decreases in settlement rates applicable to the Company. The Company is facing further declines in international settlement rates for incoming traffic, particularly with US carriers.

Outgoing call revenue decreased by 5.69 percent in fiscal 2004 as against the 40.22 percent decrease during fiscal 2003 primarily due to the significant fall in the tariffs. Reductions in telecommunications tariffs in India by the DoT caused peak international call tariffs to decline from Rs 48 per minute in fiscal 2002 to Rs.40.80 per minute in fiscal 2003. The competition in the ILD business resulted in the significant lowering of peak international tariffs to Rs.18 per minute in fiscal 2004. The Company is facing further declines in ILD tariffs as a result of the intense competition in the ILD business. Pressure on tariffs could increase significantly if BSNL, MTNL or other service providers that have access to end customers start providing ILD services.

Telex Revenue. Total revenue from telex services decreased from Rs.158 million in fiscal 2002 to Rs.96 million in fiscal 2003 and to Rs.75 million (US$ 1.73 million) in fiscal 2004. These decreases are attributable principally to customers switching over from telex services to other forms of communication such as facsimile, telephone and E-mail. Telex revenue accounted for 0.24 percent in fiscal 2002, 0.21 percent in fiscal 2003 and 0.23 percent of total traffic revenues in fiscal 2004.

Leased Circuits Revenue. Revenue from leased circuits increased by 18.05 percent during fiscal 2003 and by 30.32 percent during fiscal 2004, which is primarily attributable to an increase in transmission capacity in response to the increased bandwidth requirements of information technology and call center customers. The private leased circuits market in India has grown at an annualized rate of 60-70 percent per year during the last three years primarily as a result of the growing information technology and business process outsourcing industries in India.

Internet Access Services Revenue. Internet access services were first introduced by the Company in India in August 1995. Revenues from Internet services were Rs.2,305 million, Rs.2,251 million and Rs.2,882 million (US$ 66.40 million) during fiscal 2002, fiscal 2003 and fiscal 2004, respectively, representing a decrease of 2.34 percent in fiscal 2003 and an increase of 28.89 percent in fiscal 2004.

Other Traffic Revenue. Other traffic revenues include revenues from services such as the transmission of television signals, telegraph services, electronic mail, frame relay and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange and video conferencing. Revenue from these sources accounted for 2.07 percent of revenues in fiscal 2002, 4.33 percent in fiscal 2003 and 5.67 percent in fiscal 2004. The increase in other revenues is primarily due to the Company’s increasing focus on alternative telecommunications-related businesses.

Operating Costs

The principal components of the Company’s operating costs are network and transmission costs, other operating costs and the license fee paid to the DoT.

The following table sets forth certain information regarding the components of the Company’s operating costs for the fiscal years ended March 31, 2002, 2003 and 2004.

	Years Ended March 31,
	2002	2003	2004	2004
		(Rs. in millions)		(US$ in millions)
Network and transmission costs
Transmission costs to Domestic Operators(1)	23,050	13,528	9,383	US$	216
Transmission costs to foreign administrations(2)	10,721	6,741	4,647		107
Other transmission costs	5,806	5,775	5,345		123

Total	39,577	26,044	19,375		446

Other operating costs including depreciation	6,701	6,076	7,465		172
Impairment in carrying value of fixed assets	—	—	6,709		155

Government levy/license fee	5,393	4,037	2,735		63

Total operating costs	51,671	36,157	36,284		836

(1)	Of such amounts, payments in respect of incoming telephone calls (i.e., interconnect charges) amounted to Rs.21,699 million, Rs.12,805 and Rs.8,738 million (US$ 201.34 million) for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.
(2)	Of such amounts, payments in respect of outgoing telephone calls (i.e., settlement charges) amounted to Rs.9,684 million, Rs.6,270 and Rs.4,258 million (US$ 98.11 million) for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

Network and Transmission Costs. Network and transmission costs include transmission costs to BSNL, MTNL and other access providers for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing certain transmission facilities, including circuits from BSNL and other private providers as well as satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV. In fiscal 2004 accruals for network costs of Rs.732 million no longer required have been written back and recognized in earnings.

Transmission costs to domestic operators for incoming traffic decreased by 41.31 percent and 30.64 percent during fiscal 2003 and fiscal 2004, respectively, principally due to the decrease in interconnect charges. Payments to foreign administrations and carriers for outgoing traffic decreased by 37.12 percent and 31.06 percent in fiscal 2003 and fiscal 2004 respectively. This decrease was primarily as a result of decreases in settlement rates for outgoing traffic. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.34 per minute to US$0.19 per minute and to US$0.11 per minute for the fiscal years ending March 31, 2002, 2003 and 2004 respectively.

Consequent to the acquisition of adequate amounts of cable capacity, the Company has surrendered a significant amount of high cost leased satellite capacities. As a result, cost of leasing transmission facilities decreased by 0.53 percent and 7.45 percent during fiscal 2003 and fiscal 2004 respectively. The decrease in fiscal 2004 is primarily attributable to the surrender of satellite capacity.

Other Operating Costs. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. Other operating costs decreased by 9.33 percent in fiscal 2003 and increased by 133.28 percent in fiscal 2004. The increase in fiscal 2004 is primarily attributable to the higher staff cost attributable to employees’ separation cost amounting to Rs.1,029 million (US$ 23.71 million) as a consequence of the voluntary retirement schemes in effect during the fiscal year. In addition, the reduction of the useful lives of the Company’s undersea cables from a maximum of 25 years to 18 years resulted in additional depreciation expense of Rs.230 million in fiscal 2004.

Impairment in carrying value of fixed assets. As a result of the review of the carrying values of the Company’s tangible assets in accordance with the provisions of SFAS-144 as described above under “Critical Accounting Policies”, the Company took a charge of Rs.6,709 million (US$155 million) in fiscal 2004.

License Fee. As per the new standard license agreement proposed by the Government, license fees payable to the DoT amount to 15 percent of adjusted gross revenues (which the Government defines as gross call revenues minus access charges actually paid to other carriers for carrying of calls minus service and sales taxes actually paid to the Government), whereas in fiscal 2002, the Company paid to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned under the revenue sharing agreement with DoT/BSNL. In fiscal 2004 our expenditure on license fees is decreased by 32.25 percent as against 25.14 percent in fiscal 2003 due to our lower adjusted gross revenue in fiscal 2004.

Operating Profit

The following table sets forth certain information regarding the Company’s gross profit and operating income for the fiscal years ended March 31, 2002, 2003 and 2004.

	Years Ended March 31,
	2002	2003	2004	2004
		Rs. (in millions)		(US$ in millions)
Gross profit	Rs.20,080	Rs.15,260	Rs.10,138	$234

Operating income/(loss) (1)	13,379	9,184	(4,036)	(93)

(1)	Gross profit less operating costs. See footnotes (1) and (2) to the table on operating costs, above.

For the foregoing reasons, gross profit decreased by 24.0 percent and 33.6 percent in fiscal 2003 and fiscal 2004, respectively. In fiscal 2003, we had operating profits of Rs.9,184 million and in fiscal 2004 we had an operating loss of Rs.4,036 million (US$ 93 million). Operating loss in fiscal 2004 is mainly attributable to the impairment loss on property, plant and equipment of Rs.6,709 million.

Investment and Other Income

The following table sets forth certain information regarding the components of the Company’s investment and other income for the fiscal years ended March 31, 2002, 2003 and 2004.

	Years Ended March 31,
	2002	2003	2004	2004
		Rs. (in millions)		(US$ in millions)
Exchange gains (Net)	939	167	15	—
Interest Income (Net)	4,380	2,368	1,419	33
Investment Income	—	—	1,406	33
Other income	432	258	187	4

Total	5,751	2,793	3,027	70

The principal components of investment and other income are net foreign exchange gains (comprised mainly of net gains arising from period-end retranslations of settlement payments owed by foreign administrations and carriers, as well as net gains realized upon receipt of such settlement payments, net gains on forward contracts and net gains arising from the retranslation of period-end cash balances), dividend income on investments in mutual funds, and gains on the sale of other investments.

As of March 31, 2004, the Company held 9,015,314 ordinary shares, par value US$3.00 per share, of Intelsat, Ltd., a company incorporated under the laws of Bermuda. These shares represent 5.42 percent of the issued and outstanding ordinary shares of Intelsat. Intelsat has over 200 shareholders, including public and private communications companies and national governments from around the world. Intelsat is a leading provider of satellite communications services worldwide, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Intelsat’s satellite network includes 24 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region.

It has been recently announced by Intelsat that a definitive agreement was signed that provides for the amalgamation under Bermuda law of Intelsat and a subsidiary of Zeus Holdings Limited (“Zeus”), a company formed by a consortium of funds advised by Apax Partners, Apollo Management, Madison Dearborn Partners and Permira. At closing, Zeus will be acquiring Intelsat, and Intelsat’s current shareholders generally will be entitled to receive US$18.75 for each Intelsat share issued and outstanding immediately prior to closing, subject to adjustment in a specified circumstance. The total value of the transaction, including approximately US$2 billion of existing net debt, is approximately US$5 billion. The report stated that the transaction was approved unanimously by the Intelsat, Ltd. Board of Directors. The Company’s Board accorded approval for participation in the sale to Zeus at the price of US$18.75 without adjustment, subject to receiving the necessary approvals and clearances from various regulatory authorities. The sale of the Company’s shares is expected to realize approximately US$169 million.

During 1998-99, Intelsat as part of its restructuring process had incorporated New Skies Satellite N.V. (“NSS”) as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of par value Dutch Guilder 1 each to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99 and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment share of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000. NSS announced a 10: 1 stock split prior to its initial public offering in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company’s total holding in NSS as of March 31, 2004 stands at 3,442,150 ordinary shares of par value 0.05 Euros each. The market value per share as of March 31, 2004 was US $ 6.68 per share. In July 2004, NSS announced that its shareholders have approved the sale of NSS to affiliates of The Blackstone Group, a leading private investment firm, with 92.4 percent of the shares present voting for the acquisition. The sale of the company, for US$956 million in cash, equivalent to approximately US$7.96 per fully diluted share, will involve the transfer of NSS’s business and operations to Blackstone and the distribution of the cash proceeds to NSS shareholders. The sale will be structured as a sale of NSS’s assets and liabilities. NSS’s business activities will be continued under ownership by Blackstone. The Company’s Board has approved a sale at a price not lesser than US$7.96 per fully diluted share. At this price, the sale of the Company’s shares is expected to realize approximately US$ 27 million.

Inmarsat, previously an inter-governmental organization, was privatized on April 15, 1999. The Company’s shareholding in Inmarsat Ventures plc (formerly Inmarsat Holdings Limited) was in proportion to its investment share upon privatization, which represents 2.02 percent of the issued share capital of Inmarsat Ventures plc. In December 2003, Inmarsat offered its existing shareholders the opportunity to sell their ordinary shares in a private placement. Accordingly, VSNL has sold its entire holding of 2,022,190 shares in Inmarsat at a price of US$ 15 per share, for aggregate consideration of US$ 30.3 million (Rs.1,393.5 million).

TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd., initially formed with investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. As a result of Telstra’s exit from the joint venture, the company is being restructured and a new partner, Essel Shyam, has been inducted. As a part of the re-organisation of TVCL, VSNL is to receive shares of Essel Shyam Limited in lieu of its holding in TVCL. However, in view of the difficult financial position of TVCL, VSNL wrote off the entire Rs.92 million in fiscal 2003.

The Company has an equity interest of 19.9% in Tata Teleservices Limited (“TTSL”). TTSL and its subsidiaries provide basic telephony and Internet services in the Indian states of Andhra Pradesh, Gujarat, Tamil Nadu, Delhi, Karnataka and Maharashtra. The Company’s investment in TTSL has been accounted for under the equity method in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. VSNL’s total investment in TTSL’s equity as on March 31, 2004 stood at Rs.6 billion. The Company has committed to invest a total of Rs.8 billion in TTSL and the remaining Rs.2 billion is expected to be invested in fiscal 2005.

Net Interest

Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest income decreased from Rs.4,380 million during fiscal 2002 to Rs.2,368 million during fiscal 2003, which includes the interest on income tax refunds of Rs.535 million. The Company’s net interest income (which includes interest on income tax refund of Rs.490 million)

further decreased to Rs.1,419 million (US$ 32.69 million) in fiscal 2004. The decrease in interest income is primarily due to the decrease in interest rates and in average bank deposits. The Company’s average bank deposits decreased because the Company shifted funds in bank deposits to mutual fund investments to obtain higher yields.

Income before Taxation

As a result of the above factors, income before taxation decreased by 37.39 percent from Rs.19,130 million in fiscal 2002 to Rs.11,977 million in fiscal 2003. In fiscal 2004, the Company had negative income before taxation of Rs.1,009 million (US$ 23.25 million).

Income Tax Expense

The Company’s effective income tax rates were 31.15 percent and 36.65 percent for fiscal 2002 and 2003 respectively. In fiscal 2004 the Company had an income tax benefit Rs.674 million representating 66.80% of the loss before income tax. The statutory income tax rates were 35.70 percent, 36.75 percent and 35.875 percent for fiscal 2002, 2003 and 2004 respectively. Reasons attributable to the differences between the effective income tax rates and the effective statutory income tax rates in fiscal 2002 and 2003 are, among others, exchange gains treated as capital receipts and income tax exempt under tax holidays. The effective tax benefit rate in fiscal 2004 is higher than that determined by the statutory tax rate as dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent was applicable to gains on sale of investment in Inmarsat.

The Company is subject to significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 4—Information on the Company—Legal Proceedings.”

Share in Net Loss of Affiliates:

The Company’s share in the net loss of affiliates in fiscal 2003 and 2004 was Rs.143 million (US $ 3.29 million) and Rs.1,921 million (US $ 44.26 million). The increase in the share of loss of affiliates is as a result of significant losses incurred by Tata Teleservices Limited.

Net Income

As a result of the above factors, net income decreased by 21.95 percent in fiscal 2003 to Rs.7,444 million from Rs.9,537 in fiscal 2002. In fiscal 2004, the Company had a loss of Rs.2,566 million (US$ 59.12 million.).

Liquidity and Capital Resources

The Company’s principal capital resources are primarily generated from its operations. In addition, the Company borrows funds for short-term requirements from time to time in order to meet temporary working capital needs. The Company believes that its cash and cash equivalents and ability to borrow will be sufficient to meet its liquidity requirements in the near future.

The Company generated Rs.9,691 million, Rs.9,862 million and Rs.13,254 million (US$ 305.39 million) in cash flows from its operations for fiscal 2002, 2003 and 2004, respectively. Net cash provided by operations consisted primarily of net income as increased by depreciation, impairment of property, plant and equipment, share of loss in affiliates, reduction in trade and other receivables, other assets and increase in trade payables and accrued expenses and other liabilities.

The Company generated Rs.26,068 million and used Rs.11,697 million and Rs.7,376 million (US$ 170.00 million) of its cash flows during fiscal 2002, 2003 and 2004, respectively, for its investing activities. Net cash used in investing activities that involved the acquisition of additional property, plant and equipment was Rs.2,509 million, Rs.2,868 million and Rs.4,782 million (US$ 110.16 million) for fiscal 2002, 2003 and 2004, respectively. In fiscal 2002 there was a net withdrawal of Rs.28,581 million from short-term deposits for making the dividend payment of Rs.35,625 million. In fiscal 2003, there was an increase in short term deposits of Rs.5,845 million whereas in fiscal 2004 there was a withdrawal of Rs.13,034 million (US$ 300.32 million) to invest in mutual funds. In all, during fiscal 2004 the Company invested Rs.66,319 million (US$ 1,528.09 million) in mutual funds and sold investments amounting to Rs.54,938 million (US$1,265.85 million). During fiscal 2004, the Company made investments of Rs.3,343 million (US$ 77.03 million) in TTSL, UTL and its subsidiaries.

The Company used Rs.29,874 million and Rs.5,774 million, Rs.5,963 (US$ 137.40 million) of its cash flows for its financing activities for fiscal 2002, 2003 and 2004, respectively. This primarily consisted of net proceeds of short term borrowings of Rs.5,751 million in fiscal 2002 and repayment of short term borrowings of Rs.2,211 million and Rs.3,540 (US$ 81.57 million) in fiscal 2003 and fiscal 2004 respectively, together with the dividend paid of Rs.2,850 million, Rs.3,563 million and Rs.2,423 million (US$ 55.83 million) during fiscal 2002, 2003 and 2004, respectively. In fiscal 2002, in anticipation of the Company’s privatization, the Company paid an additional Rs.32,775 million as a special dividend.

As of March 31, 2004, the Company’s cash and cash equivalents were Rs.187 million (US$ 4.00 million) as against Rs.272 million as of March 31, 2003.

The Company’s working capital, which the Company defines as the excess of current assets over current liabilities, decreased from Rs.28,428 million as of March 31, 2003 to Rs.12,962 million (US$ 298.73 million) as of March 31, 2004. This decrease is primarily due to the following reasons:

(a) Decrease in bank term deposits from Rs.23,314 million as of March 31, 2003 to Rs.10,280 million (US$ 236.87 million) as of March 31, 2004 primarily due to shifting funds from bank deposits to mutual funds. Investments in mutual funds are accounted for as investments.

(b) Trade receivables decreased from Rs.8,591 million as on March 31, 2003 to Rs.7,032 million (US$ 162.03 million) as on March 31, 2004 due mainly to a reduction in settlement rates and better realization with respect to basic telephony.

(c) Advance taxes paid decreased from Rs.12,141 million as of March 31, 2003 to Rs.9,806 million (US$ 225.94 million) as of March 31, 2004 primarily due to receipt of tax refunds from the Indian revenue authorities consequent to certain favorable decisions from appellate bodies during fiscal 2004.

(d) Increase in trade payables and accrued expenses and other liabilities from Rs.10,540 million as of March 31, 2003 to Rs.13,785 million (US$ 318.00 million) as of March 31, 2004.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments as of March 31, 2004:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	2,938	2,924	14	—	—
Other long term liabilities(1)	9,639	5,483	3,154	2	1,000

Total	12,577	8,407	3,168	2	1,000

1.	Other long term liabilities consist primarily of bank guarantees amounting to Rs.4,984 million, project costs of Rs.1,751 million towards the SMW4 cable and Rs.2,454 million towards investments in affiliates.

The Company is not involved in any trading activities.

Capital Expenditures

Subsequent to the privatization of the Company in February 2002, the Company is no longer required to follow the Governmental system of five year plans to implement capital expenditure programs.

The Company now prepares and modifies as necessary its annual capital expenditure plans to reflect the changing competitive market. The Company envisages major investments in construction and acquisition of undersea cables during fiscal 2005. The Company also intends to invest in the NLD business and in acquiring last mile access for its broadband and corporate data businesses. The Company also expects to incur major capital expenditures to upgrade and implement state-of-the-art systems in information technology such as Internet data facilities, billing mediation systems and customer relationship management systems. The Company expects its capital expenditure in fiscal 2005 to be approximately Rs.4,300 million (US$ 1 billion) including its business investments. The Company expects to meet the funds’ requirements through its internal accruals and, if needed from the Indian debt market.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Research and Development, Patents and Licenses

The Company conducts its own internal research activity in order to achieve its strategic goals and to participate in current technological advancements. The Company plans to invest in internal research and development. The main focus of the Company’s internal research and development activity is software development for communications applications and the development of telecommunications equipment for specific requirements of the Company. The research and development of the Company with respect to communications applications has focused, in recent years, on web based electronic data interchange, store and forward fax applications and graphic user interface terminals for Internet applications.

In accordance with the accounting policy on research and development adopted by the Company in fiscal year 2000, all costs incurred on research and development by the Company are charged to the income statement under the relevant line items. In addition, costs incurred with respect to the purchase of capital equipment for research and development are capitalized.

Trend Information

The Company expects the intense competitive pressures on its core ILD business to continue, with further decreases in ILD tariffs and settlement rates. The Company expects that these pressures will continue to adversely affect its revenues and margins in fiscal 2005 and beyond.

While the Company currently continues to generate most of its revenues from its ILD telephony business, there is no certainty that this could be so in the future. This is because the opening of this business to competition from April 2002 has continued to result in increased competitive pressure for volumes. Simultaneously, prices have also dropped steeply over the last two years because inbound carriers now have the choice of sending traffic through several operators. The Company’s “most favored customer” status over traffic from BSNL and MTNL, which together control a major portion of the outgoing traffic, came to an end in February 2004. Post-February 2004, the Company continues to carry the traffic of BSNL and MTNL based on rates quoted in a tendering process, which was awarded to the Company. However, there can be no certainty that BSNL and MTNL will continue routing their traffic through the Company in the future. In the event BSNL or MTNL cease to route their ILD traffic through the Company, the Company’s outgoing traffic could be substantially affected.

The Company’s success in the ILD and NLD business also depends on the ability to access retail customers who choose the Company’s service. A key element in this process is the implementation of the Carrier Access Code system, which will enable customers to choose the ILD and NLD operators of their choice. The pace of implementation of the Carrier Access Code depends on Government policy, which is currently unclear.

The BPO and IT markets in India have been growing rapidly, which could result in significant growth in the Company’s corporate data transmission business. However, the presence of new competitors with large amounts of bandwidth is reducing prices for these services. Many of the Company’s competitors have acquired large amounts of bandwidth, and the Company is repositioning itself to compete effectively in bandwidth intensive businesses. The Company hopes that the introduction of innovative pricing, differentiated packages and diverse offerings will enable it to compete effectively in these businesses.

The Company is one of the largest Internet service providers in the country. However, the Internet services market in the future may move towards other bandwidth intensive applications, such as video on demand, gaming, interactive education, etc. The Company is planning a major broadband initiative to offer integrated voice, data and video services and is laying down the infrastructure to support a range of information, entertainment and telecom services. The acquisition of Dishnet DSL Limited’s ISP division in March 2004 brought to the Company broadband assets with the capacity to serve over 50,000 customers in key cities, as well as cyber cafes, dial-up customers and an expanded Internet services presence.

Financial and Management Accounting and Reporting Systems

The Company, which remained wholly owned by the Government until late 1992, continued to be subject to various laws and Government policies in respect of public sector enterprises and to follow procedures appropriate for a public sector entity until its privatization in 2002. Consequently, the Company’s financial and management accounting and reporting systems are not as developed as those of certain comparable companies outside India. In addition, the Company’s procedures for preparing budgets and appraising and monitoring capital expenditure projects could be less precise than those used by comparable private sector companies. In order to address certain of these deficiencies, the Company continues to improve data input for its traffic accounts, has increased the number and quality of its financial and accounting personnel, and has, in fiscal 2005, commissioned an integrated financial accounting and budgeting system.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company is managed by its Board of Directors. The Indian Companies Act, 1956 (“Act”) and the Company’s Articles of Association (“Articles”) provide for a Board of not less than three Directors and not more than twelve Directors.

On February 13, 2002 the Government of India (“GOI”), Panatone Finvest Limited (“Strategic Partner”), Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited (“Principals”) signed a Shareholders’ Agreement (“SHA”) as per the provisions of which the GOI transferred 7,12,50,000 Equity Shares owned by the Government, representing 25 percent of the aggregate number of the issued and outstanding Equity Shares of the Company which were sold to the Strategic Partner pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement (“SPA”). The Articles of Association of the Company were amended at our Annual General Meeting held on August 20, 2002, to conform to the provisions of the SHA and the SPA. The amended Articles prescribe the rights of Panatone Finvest Limited and Government of India, the two largest shareholder of the Company, to nominate Directors on the Board as described in “Item 10. Additional Information—Memorandum and Articles of Association”. As per the provisions of the SPA and SHA, the composition of the Board of Directors of the Company is determined as given below.

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

(b) Subject to the provisions of sub clauses (c) above and (e) below, if a Person, other than a Party to the SHA (“Party”), to whom the Government, Panatone Finvest Limited or a party to the SHA (“Shareholder”) as the party to the SHA has transferred its Shares (or any equity rights or interests therein) or renounced the Right pursuant to the SHA, requests the right to nominate one or more directors, and at the time of such request, such request complies with the requirements of the Act, the right to nominate one or more directors (depending on the percentage of the equity share holding in the Company held by the Shareholder who has transferred the Shares or renounced the Right, as the case may be) shall be taken from such Shareholder who has transferred the Shares or renounced the Right, as the case may be and not from the other Shareholders and such request shall not be fulfilled by increasing the total number of directors constituting the Board. For the purpose of clarity and removal of doubt, if at any time after the expiry of three years from the Closing, Panatone Finvest Limited, together with its Affiliates, holds less than 25 percent of the voting equity share capital of the Company, the composition of the Board shall be suitably changed in accordance with the provisions of the Act.

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

On February 13, 2002 as per the provisions of the SPA and SHA the Board was reconstituted. As of August 31, 2004, the Board of Directors of the Company consists of twelve directors with four independent directors, two directors nominated by the GOI as non-retiring directors and the remaining six being nominated by Panatone Finvest Limited. The Managing Director is a non-retiring director so long as he holds the office as such. At the 16th Annual General Meeting of the Company held on August 20, 2002, the appointment of Mr. S.K. Gupta and Mr. N. Srinath as the Managing Director and the Whole time director respectively was approved by the shareholders. Mr. S.K. Gupta was appointed as the Managing Director of the Company until the date of his superannuation, September 30, 2002. Mr. Srinath was appointed as the Whole time director for a period of five years from the date of his appointment, February 13, 2002.

In respect of the re-appointment of Mr. Gupta beyond September 30, 2002, the Board at its meeting held on August 20, 2002 noted that Mr. Gupta will be employed as a senior executive with Tatas with effect from October 1, 2002 on a five years’ contract basis, and will be deputed in the Company as the Managing Director of the Company for a period of up to two years with effect from October 1, 2002, and the Board approved Mr. Gupta’s appointment as the Managing Director of the Company on deputation from Tatas Services Limited with effect from October 1, 2002 for a period of up to two years from that date. At the 17th Annual General Meeting on September 2, 2003, the appointment of Mr.S.K Gupta for a period of up to two years from October 1, 2002, was approved by the shareholders.

Mr. Y.S. Bhave, who was the non-retiring Government of India’s nominee Director on the Board of the Company, resigned with effect from December 8, 2003. Subsequently, the Government of India nominated Mr. Pankaj Agrawala as a non-retiring Government Director in place of Mr. Y.S. Bhave. Accordingly, Mr. Pankaj Agrawal joined VSNL’s Board with effect from January 21, 2004.

The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

Name	Age	Position	Term	Director Since
Ratan N. Tata	66	Chairman	Liable to retire by rotation	February 2002
Shailendra Kumar Gupta	62	Managing Director	Reappointed by the Board for a further period of up to two years from October 1, 2002. Not liable to retire by rotation so long as he holds office as Managing Director	September 1999
Srinath Narasimhan	42	Director (Operations)	Up to February 2007	February 2002
Rakesh Kumar (1)	56	Government Nominee	Non-retiring Director	January 2002
Subodh Bhargava (2)	62	External Director	Liable to retire by rotation	May 2002
Suresh Krishna (2)	68	External Director	Liable to retire by rotation	May 2002
Ishaat Hussain	57	External Director	Liable to retire by rotation	July 2002
Kishor A. Chaukar	56	External Director	Liable to retire by rotation	July 2002
Vivek Singhal (2)	64	External Director	Liable to retire by rotation	August 2002
Ashok Junjhunwala (2)	50	External Director	Liable to retire by rotation	August 2002
Firdose A. Vandrevala	53	External Director	Liable to retire by rotation	February 2003
Pankaj Agrawala (1)	48	Government Nominee	Non-retiring Director	January 2004

(1)	Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.
(2)	Independent directors are liable to retire by rotation.

Other Principal Officers

The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

Name	Age	Position	Office Held Since
Amitabh A. Khanna	47	Chief Financial Officer	June 2003
Satish G. Ranade	50	Company Secretary & Vice President (Legal)	May 1987
K.P. Tiwari	53	Vice President (Operations)	January 2002
Arun Gupta	47	Vice President and Head (Wholesale Business)	January 2002
Sandeep Mathur	52	Head—Enterprise Business Unit	April 2004
Radhakrishnan Nair	44	Head—Human Resources	June 2002
Madhumati Lele	46	Head—Customer Service	November 2002

Set forth below is selected biographical information for certain of the Company’s directors and officers:

Mr. Ratan N. Tata (Chairman) was born in Mumbai on December 28, 1937. He received a Bachelor of Science degree in architecture from Cornell University in 1962, and completed an Advanced Management Program conducted by Harvard University in 1974-75. Mr. Tata joined the Tata Group in 1962. He was appointed director-in-charge of National Radio & Electronics Company Limited (NELCO) in 1971. He was named chairman of Tata Industries Limited in 1981. In 1991, Mr. Tata was appointed chairman of Tata Sons Limited. He also currently holds the chairmanship of several major Tata companies including Tata Steel, Tata Engineering, Tata Power and Indian Hotels. Besides his directorships on the boards of various Tata companies, Mr. Tata is the chairman of two of the largest private sector-promoted philanthropic undertakings in India. He serves as a member of the central board of the Reserve Bank of India. His foreign affiliations include memberships of the international advisory boards of J.P. Morgan Chase, Booz-Allen Hamilton Inc. and of the

board of trustees of the Ford Foundation. He also serves on the International Investment Council set up by the President of the Republic of South Africa, the Asia Pacific advisory committee to the board of directors of the New York Stock Exchange, the board of governors of the East West Center, the advisory board of RAND’s Center for Asia Pacific Policy and the Programme Board of the Bill & Melinda Gates Foundation’s India AIDS Initiative. Mr. Tata was honoured by the Government of India with the Padma Bhushan on January 26, 2000. He is also a recipient of honorary doctorates in Business Administration and Technology from the Ohio State University and the Asian Institute of Technology, Bangkok respectively.

Mr. Shailendra Kumar Gupta (Managing Director) was born on September 9, 1942. He earned a Bachelor of Science degree from Lucknow University and a degree in electrical engineering from Roorkee University, graduating with a gold medal in 1964. He then became a lecturer in electrical engineering at Roorkee University. Mr. Gupta joined the Indian Telecom Service in September 1965 and held various positions in the Department of Telecommunications and Mahanagar Telephone Nigam Limited in the fields of planning, installation, maintenance, training and management of telecommunication systems. Mr. Gupta first took charge of VSNL as its chairman and managing director in September 1999. In August 2000, he helped make VSNL the first Indian public sector enterprise to be listed on a US stock exchange. After the Tata Group acquisition of the Company in February 2002, Mr. Gupta continues as the Company’s managing director. As VSNL’s managing director, he has been closely associated with various international telecom bodies including INTELSAT, the Commonwealth Telecommunication Organisation, Asia Pacific Telecommunications, the International Maritime Satellites (INMARSAT), and the South Asian Association for Regional Co-operation (SAARC) telecom projects. Mr. Gupta was a member of INTELSAT’s board from 1999 to June 2003. He was the chairman of the management committee of the SEA—ME—WE # 4 Cable consortium until March 2004. He is currently the chairman of VSNL Lanka Ltd. and a chairman of the board of VSNL’s Nepali joint venture, United Telecom Ltd. Mr. Gupta, with effect from October 1, 2002, has been deputed to the Company from Tata Services Limited.

Mr. Srinath Narasimhan (Director—Operations) was born on July 8, 1962. He received a degree in mechanical engineering from IIT (Madras) and completed his management degree from IIM (Calcutta), specializing in marketing and systems. Joining the Tata Administrative Services in 1986, Mr. Srinath has held positions in the project management, sales and marketing, and corporate functions in different Tata companies over the last 17 years. He was a project executive in Tata Honeywell from 1987 to 1988. He then moved to Tata Industries as executive assistant to the chairman until mid-1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years. In March 1998, he returned to Tata Industries as general manager (projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to the Company as director (operations).

Mr. Rakesh Kumar (Director), is presently the Senior Deputy Director General (Service Units), DoT, where his main responsibility is coordination and liaison with service PSUs namely MTNL, BSNL and Telecommunications Consultants India Ltd. (TCIL) for all operations and service matters. He graduated in science from the University of Allahabad and also has a degree in mechanical engineering with honors from Varanasi and holds an MBA (marketing) from the Faculty of Management Studies, Delhi University. Mr. Rakesh Kumar is a fellow of the Institute of Engineers; fellow of the Institute of Electronics and Telecom Engineers; and director, Quality Circle Forum of India, besides being a board member and trustee of several other organizations. He is also on the advisory panel of the Union Public Service Commission (UPSC) and a regular visiting faculty at a training centre of the Department of Telecommunications at Ghaziabad. Mr. Rakesh Kumar has wide experience in the planning, operations and management of telecom networks as well as considerable international exposure. He has undergone specialized training in India and abroad including in the Netherlands and at the Center for Telecom Management at the University of Southern California (US). He was deputed to assist the Nigerian PTT for three years. He had been involved in business promotion in West Africa and the Middle East while on deputation to TCIL. He was responsible for commissioning and popularising Internet services during his tenure as chief general manager (data network) of BSNL.

Mr. Subodh Bhargava (Director) holds a degree in mechanical engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Calcutta before joining the Eicher Group of Companies in Delhi in 1975 as general manager and retired as group chairman and chief executive in March 2000, to become the Group’s chairman emeritus and advisor. He is the past president of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers; and the vice president of the Tractor Manufacturers Association. He is a member of the central boards of the State Bank of India, the Indian Institute of Foreign Trade, the Insurance Tariff Advisory Committee and several other government-appointed committees and task forces. He is currently on the governing bodies of the Centre for Policy Research; the India Trade Promotion Organisation; and the Technology Information Forecasting and Assessment Council. He is currently on the board of IIM, Indore; and several other government-appointed committees and task forces. He is currently on the governing bodies of the Centre for Policy Research; the India Trade Promotion Organisation; and the Technology Information Forecasting and Assessment Council. He is also on the senior panel of the All India Council for Technical Education (AICTE); and on the committee set up by the Ministry of Human Resource Department, GoI for policy perspectives for management education. Mr. Bhargava is chairman of Wartsila India Ltd. and is on the boards of Samtel Colour Ltd., Samcor Glass Ltd., Rane Engine Valves Ltd., TRF Ltd. and Carborundum Universal Ltd. He is also the mentor of two start-up companies—Autoparts Asia Pvt. Ltd. and Nicco Internet Ventures Ltd.

Mr. Suresh Krishna, (Director) is a science graduate and an M.A. in literature from the University of Wisconsin. He did his post-graduate work in literature at the University of Munich, Germany. Mr. Krishna is the chairman and managing director of Sundaram Fasteners Limited, a leading company in high tensile fasteners in India. He was the president of the Confederation of Engineering Industry (1987-88) and the president of the Automotive Component Manufactures Association of India (1982-84). He has been involved in several other public bodies set up by the central and state governments. He was a director on the central board of the Reserve Bank of India; a member of the Indo-German Consultative Group, set up by the Prime Minister of India and the Chancellor of the Federal Republic of Germany, to improve bilateral relations; and a member of the advisory council on trade and industry to the Prime Minister. The Government of Tamil Nadu appointed him the sheriff of Madras for 1992 and 1993. Mr. Krishna has won numerous awards and honours, including the Sir Jehangir Ghandy Medal for Industrial Peace from XLRI in 1991; Business India magazine’s Businessman of the Year award, 1995; the Qimpro Platinum Standard 1997 for being a role model for quality leadership; the Juran Quality Medal from the Indian Merchants Chamber, Mumbai; the national award for 2000 (for India) from the Asian Productivity Organisation, Japan; the JRD Tata Corporate Leadership Award 2000 from the All India Management Association; and Ernst & Young’s Entrepreneur of the Year award for manufacturing for 2001.

Mr. Ishaat Hussain, (Director) joined the Board of Tata Sons as an executive director on July 1, 1999, and became the finance director of Tata Sons Ltd. with effect from July 28, 2000, a position he continues to hold. Prior to joining Tata Sons he was the senior vice president and executive director—finance, in Tata Steel for almost ten years. Mr. Hussain completed his schooling from the Doon School in 1963 and joined St. Stephens College, Delhi to graduate in economics. A chartered accountant from England and Wales, Mr Hussain joined the board of The Indian Tube Company (a Tata Steel associate company) in 1979. He moved to Tata Steel in 1981 after Indian Tube was merged with Tata Steel. Besides being on the board of Tata Sons, he is the chairman of Tata Finance Limited and Voltas Limited. He is also on the boards of several Tata companies, including Tata Steel, Tata Industries, Tata Teleservices and Titan Industries Limited.

Mr. Kishor A. Chaukar, (Director) is currently the managing director of Tata Industries Limited (TIL). He holds a post-graduate degree in management from IIM, Ahmedabad. At TIL, Mr. Chaukar is responsible for enhancing its interests in the companies it promotes and adding value, especially by providing strategic direction to these companies. Mr. Chaukar is also a member of the Tata Group executive office and the Group corporate centre, which are engaged in strategy formulation. He is the chairman of Tata Telecom Ltd., and is on the board of various Tata companies like Tata Honeywell Ltd., Information Technology Park Ltd., Tata Teleservices Ltd. and Idea Cellular Ltd. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd. (July 1993 to October 1998), and a board member of ICICI Ltd. from February 9, 1995 to October 15, 1998. His other experiences include stints in Godrej Soaps Ltd. and in Bhartiya Agro Industries Foundation, a public trust engaged in rural development.

Mr. Vivek Singhal (Director) was among the pioneers of computer and software related activities in India and started his own company, Computronics India, in 1971. Mr. Singhal is the founder-president of the All-India Biotech Association, a non-profit organisation established in 1994, dedicated to the development of biotechnology in India. For his contributions in bringing about computer consciousness in India, and looking to his outstanding performance in exports, social service and other fields, he has received various prestigious awards, including three awards from the President and two from the Prime Minister of India. Mr. Singhal is a member of the governing councils of CSIR and the Indraprastha Mahavidyalay; a member of the Gujarat Council of Biotechnology, Govt. of Gujarat; the chairman of the Federation of Indian Exports Organization; the former chairman of the Electronics & Computer Software Export Promotion Council; and a director of BSNL, Bharat Yantra Nigam Ltd. and HILTRON, as well as the department of Electronics Accreditation Computer Courses Society, under the Ministry of Information Technology, Government of India.

Prof. Ashok Jhunjhunwala (Director) graduated from IIT Kanpur and received his MS and Ph.D. from the University of Maine, USA. He worked as assistant professor at the Washington State University before joining IIT Madras in 1981 as faculty. He was the head of the electrical engineering department from August 1998 to July 2001. He is currently a Professor there and was a founder of the Telecommunications and Computer Networks (TeNeT) Group there, which he now heads. Dr. Jhunjhunwala has led research in developing low-cost technologies and made significant policy contributions as a member of various government bodies and councils including the National Advisory Committee on Communications and Information Technology (NACCIT)-Ministry of Communications and IT; Engineering Sciences Research Committee-CSIR, National Advisory Committee-ISRO; the boards of VSNL and BSNL; and as advisor to the Universal Service Fund. Dr. Jhunjhunwala currently works closely with industry and venture capital funds to promote R&D and entrepreneurship. He has incubated several companies including Midas Communications, Banyan Networks, NMS Works, Chennai Kavigal and n-Logue Communications. He is on the board of various companies including Sasken Communications, Tejas Networks, Jataayu Software, Polaris Software, Shyam Telecom and HTL. He was awarded the Padmashri in 2002 for distinguished service in science, engineering and telecommunications. His other awards include the Vikram Sarabai Research Award 1997, the Shanti Swarup Bhatnagar Award 1998, the Millennium Medal by CSIR-2000 and the H.K.Firodia Award 2002.

Mr. F.A. Vandrevala (Director) is the managing director of Tata Power Company Ltd. since September 1, 2002. He joined the Company on November 1, 2001 as deputy managing director after a 29-year career at Tata Steel. Mr. Vandrevala graduated with a Bachelor of Technology degree in electrical engineering (Hon) from the Indian Institute of Technology, Kharagpur, and subsequently earned a post graduate diploma in business management from XLRI, Jamshedpur. He is a director on the boards of several Tata companies. He has held various important positions in CII and is presently the chairman of CII, Western Region for 2003-04.

Mr. Pankaj Agrawala (Director) holds degrees in public administration, development economics and history and was the Mason Fellow at the Kennedy School of Government, Harvard University, USA. Since May 2002 he has been the joint secretary to the Government of India, Department of Information Technology, Ministry of Communications and Information Technology. Mr. Agrawala belongs to the 1978 batch of the IAS (Uttar Pradesh cadre). He took over as director of the then Ministry of Urban Development, Government of India in August 1991, and as director, Housing Division, Ministry of Urban Affairs and Employment, GoI in July 1994. He was the secretary of the Indian delegation to the Habitat II city summit, Istanbul. He then worked in decentralised training for the Urban Development Project, an Indo-Dutch collaboration with the Institute for Housing and Urban Development, Rotterdam. He has held various positions in the state government of Uttar Pradesh and also headed various District Rural Development Agencies. From July 1998 to May 2002, he was secretary to the U.P government, in various departments, including the Department of Planning; the Department of Banking and Private Capital Investments; the Department of Externally Aided Projects, where he was responsible for five World Bank projects; the department of IT and Electronics, when India’s first private-sector IT university was set up; and the department of Small Scale Industries and Export Promotion.

Mr. Amitabh A. Khanna, Chief Financial Officer, is a senior finance professional with more than 18 years of operational finance and business strategy experience with various multinational telecommunications companies including Nortel Networks, Ericsson and British Telecommunications. He received his bachelor in commerce from the Sri Ram college of Commerce, Delhi University and qualified as a Chartered Accountant with Price Waterhouse. He latter went on to receive a Masters in Business Administration from the International Institute of Management Development, University of Geneva. He is a fellow member of the Institute of Chartered Accountants of India and associate member of the Institute of Company Secretaries of India. He has been deputed to the Company as Chief Financial Officer from Tata Services Limited.

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

Mr. Arun Gupta, Vice President and Head (Wholesale Business), joined the Company in 1998. Prior to joining the Company, Mr. Gupta worked in finance for 18 years in various capacities at Sikkim Industrial Development & Investment Corporation Ltd., Pradeshiya Industrial & Investment Corporation of UP Ltd., and Risk Capital & Technology Finance Corporation Ltd. (a subsidiary of Industrial Finance Corporation of India Ltd.). He also officiated as Managing Director at IFCI Ventures. He held the office of Chief Financial Officer of the Company between February 2002 and June 2003. Mr. Gupta holds a Bachelor of Science degree from University of Delhi, a Master of Business Administration degree with a concentration on finance from A.M. University and a Bachelor of Law degree from the University of Delhi.

Mr. Sandeep Mathur, Head (EBU) is an Electronics Engineer from the Indian Institute of Technology, Kanpur and a Gold Medalist from the Indian Institute of Management, Ahmedabad. He joined Philips India in 1973 and in 1978 he joined Tata Administrative Services from where he was deputed to Nelco as an Area Manager (North). He spent 17 years in Modi Xerox in two stints, with two years in between with the DCM Group. Thereafter he went to TVS Electronics and then to Tata Teleservices (AP Circle). On December 1, 2002 he joined the Tata Indicom Enterprise Business Unit (“TIEBU”) and subsequently when TIEBU was consolidated into the Company on April 1, 2004, he was designated as Head of the Enterprise Business Unit.

Mr.Radhakrishnan Nair, Head (Human Resources) is a post graduate in Personnel Management and Industrial Relations from the Xaviers’ Labour Relations Institute, Jamshedpur. He has over 18 years of work experience in different industries, including aluminum, automobiles, banking and software. He started his career in 1984 with Indian Aluminium Company Ltd., when it was a subsidiary of Alcan. Mr. Radhakrishnan Nair joined Tata Sons Ltd. as Vice President—Group Human Resources (Projects) and has been deputed to the Company in June 2002 to head the Human Resources function.

Ms.Madhumati Lele, Head (Customer Service) holds a post graduate degree in banking and finance and hotel management. With over 20 years of work experience in various capacities at the Oberoi Group, the Times of India Group, the Taj Group and BPL Mobile, she has been deputed to the Company as head customer service from Tata Services Limited

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

Compensation of Directors and Officers

The directors, other than the full-time directors and the Government nominee directors, of the Company received a sitting fee not exceeding Rs.5,000 (US$115.20) for attending each Board and Committee meeting. During fiscal 2004, Rs.510,000 (US$11,751.15) were paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. For the fiscal year ended March 31, 2004, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company was approximately Rs.25.24 million (US$0.58 million), and individual compensation was as follows:

Name	Gross Remuneration in fiscal 2004
	(Rs.)	(US$)
S.K. Gupta	5,098,800	117,484
N. Srinath	4,224,046	97,328
Amitabh Khanna	3,732,699	86,007
S.G Ranade	2,116,160	48,759
K.P Tiwari	1,805,911	41,611
Arun Gupta	1,750,012	40,323
Madhumati Lele	3,295,769	75,939
Radhakrishnan Nair	3,214,404	74,065

For the fiscal year ended March 31, 2004, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors of the Company was approximately Rs.14.52 million (US$0.33 million).

A performance pay scheme is in place that is applicable to all employees and functional directors of the Company. This performance pay is based on a combination of the assessment of the individual’s performance as well as the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated in relation to the previous year’s performance based on several pre-defined parameters. The weightage given to these two components differ based on the hierarchical level of the employee in the Company with a higher weightage to the Company’s performance for senior level employees and higher weightage to individual performance at junior levels. The performance evaluation process for deputed employees is the same as that for the VSNL employees. Once the final normalized ratings are arrived at for the deputees, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of August 15, 2004, the members of the Board of Directors did not hold any shares of the Company. The executive officers of the Company either individually or as a group did not beneficially own more than one percent of the Company’s issued and outstanding equity shares.

Options to Purchase Securities from the Company

Employee Stock Purchase Scheme (“ESPS”)

As part of the process of disinvestment, the Government on various dates transferred 5,661,546 Equity Shares (approximately 1.85 percent of the Company’s equity capital) to the employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer issuance of such Equity Shares has been accounted for as a charge to compensation cost of Rs.896 million and an accretion to additional paid in capital. Accordingly, Rs.896 million was charged to compensation cost for fiscal 2002.

The Company has elected to use the intrinsic value method specified under APB Opinion No. 25, Accounting for Stock Issued to Employees to account for the compensation cost of the employee stock purchase rights plan granted to the employees of the Company. Pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation have been provided in Note 21 to the financial statements.

BOARD COMMITTEES

Audit Committee

The committee has five members. The committee is chaired by Mr. Subodh Bhargava, who is a director. Mr. Vivek Singhal and Dr. Ashok Jhunjhunwala, along with Mr. Pankaj Agrawala and Mr. Ishaat Hussain, who are non-official, part-time directors, are also members. In fiscal 2004 Mr. Pankaj Agrawala was inducted into the audit committee in place of the outgoing Mr.Y.S. Bhave, who was a member of the audit committee and had resigned from the Board of VSNL. The broad powers and scope of the committee is as follows:

Powers:

(i) to investigate any activity within its scope of work;

(ii) to seek information from any employee;

(iii) to obtain outside legal or other professional advice; and

(iv) to secure attendance of outsiders with relevant expertise, if considered necessary.

Scope of work :

(i) oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(ii) recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services, as may be applicable in case of the Company; and

(iii) reviewing with management the annual financial statements before submission to the board, focusing primarily on

•	any changes in accounting policies and practices;

•	major accounting entries based on exercise of judgment by management;

•	qualifications in draft audit report;

•	significant adjustments arising out of audit;

•	the going concern assumption;

•	compliance with accounting standards;

•	compliance with stock exchange and legal requirements concerning financial statements; and

•	any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of the Company at large.

(iv) reviewing with the management, external and internal auditors, the adequacy of internal control systems.

(v) reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

(vi) discussion with internal auditors any significant findings and follow up thereon;

(vii) reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board;

(viii) discussions with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern;

(ix) reviewing the Company’s financial and risk management policies; and

(x) to look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

Remuneration Committee

The Board, at its meeting held on July 29, 2002, constituted the Remuneration Committee of the Board to include Mr. Suresh Krishna, as its Chairman, Mr. Ratan N. Tata and Mr. Subodh Bhargava as its members, and the Secretary of the Company as its convener. The Remuneration Committee determines the Company’s policy on specific remuneration packages for executive directors including pension rights and any compensation payment. The second meeting of the Remuneration Committee was held on June 22, 2004 and decided the remuneration of the whole-time directors for the fiscal year 2003-04.

Employees

As of March 31, 2004, the Company had 2,130 employees, including 394 employees of Dishnet’s ISP division, which was acquired by VSNL. Of these 1,339 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 791 were non-executive employees. As of March 31, 2003, and March 31, 2002, the Company had 2,752 employees and 2,880 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction. There are also about 26 employees deputed from the Tata Group.

All non-executive employees of the Company are members of local unions organized at each Company site, which are affiliated as the Federation of the Videsh Sanchar Nigam Limited Employees Unions (the “Federation”). The Federation is a Company-wide union and is not affiliated with any larger industry-wide or national union. Executive officers of the Company meet with the Federation regularly to discuss and resolve concerns that non-executive employees have and also negotiate collective bargaining agreements to govern the terms and conditions of non-executive employees. Employee concerns are resolved through regular meetings/ discussions with the Federation.

Most executive employees (other than directors) of the Company are members of a similarly organized Officers’ Association, which acts as an informal consultative mechanism for conveying the officers’ views regarding personnel policies to the Company’s management.

During the current fiscal year, the Company has stepped up its internal communication and training activities. The Company has also introduced a new performance management system for its executive employees.

In order to rationalize its manpower with its business needs, the Company announced two Voluntary Retirement Schemes during fiscal 2004. The schemes, which were open during the periods May—July 2003 and during February 2004, were optional for eligible executive and non-executive employees. Approximately 1,675 and 884 employees were eligible to participate in the first and second schemes, respectively. At the close of the schemes, an aggregate of 1,022 employees opted to retire voluntarily, which included 290 executives and 732 non-executives. An amount of approximately Rs.1,029 million (US $ 23.71 million) in the aggregate, or an average of Rs.1.01 million (US $ 0.02 million) per employee, was paid to the retiring employees.

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on the major stock exchanges in India. Our corporate governance framework is in compliance with the Indian Companies Act, 1956, the regulations and guidelines of the Securities and Exchange Board of India and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have American Depositary Shares listed on the New York Stock Exchange.

On November 4, 2003, the SEC approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and the Company’s practice under Indian law. This table is also publicly available on the Company’s website, www.vsnl.com, along with other information about the Company’s corporate governance practices.

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice
Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of the board of directors is not an executive officer of the company, at least one third of the directors should be independent. If the chairman is an executive officer, at least 50% of the company’s directors should be independent. The chairman of our board of directors (the “Board”) is not an executive of the Company and four out of twelve members of our Board are independent, which satisfies the requirement under Indian law.

Certain heightened standards apply to “independent directors” (NYSE Corporate Governance Standard 303A.02)	Under Indian law, a director is “independent” so long as he or she does not have any material pecuniary relationship or transactions (apart from director’s remuneration) with the company, its promoters, its management or its subsidiaries, which in the judgment of the Board may affect the independence or judgment of the director. The company applies this definition in its corporate governance practices and the Company’s four independent directors satisfy the requirements of the definition.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no such requirement. However, the Board has constituted a Committee of the Board (the “CoB”), which presently meets on monthly basis to review the Company’s operations. All members of the CoB (except the Managing Director of the Company who is also a member of the CoB) are non-executive directors.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. The Company does not have such a committee.

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice
The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and two independent directors.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of five non-executive directors out of which three are independent, including the committee’s chairman.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2003-04 (Page 20 to Page 31) under the headings:

•      Report on corporate governance for the year 2003-04

•      Secretary’s Responsibility Statement

•      Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreement

Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by the Securities and Exchange Board of India regulations, the Company has adopted a code governing trading in the Company’s securities by insiders. The Company has also adopted the Tata Code of Conduct laying down norms for business conduct and ethics for companies in the Tata Group.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of September 1, 2004, approximately 46.60 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other companies of the Tata Group, and approximately 26.12 percent was held by the Government.

The following table sets forth certain information regarding the beneficial ownership of the Company’s equity shares as of September 1, 2004, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	128,250,000	45.00
Government of India (2)	74,446,885	26.12
Life Insurance Corporation of India	18,793,214	6.59

(1)	Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of August 10, 2004. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of August 10, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.
(2)	The Shares owned by the Government are registered in the name of the President of India or his nominees in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of June 30, 2004, approximately 36,837,838 Equity Shares (12.93 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Limited (the “Custodian”), for The Bank of New York, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the SHA, excepting matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act, the Government of India or any other entity nominated by it is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the equity shares of the Company held by the Government in the manner directed in writing by Panatone Finvest Limited.

Related Party Transactions

The Company’s principal related parties consist of its principal shareholders, government departments, government owned or controlled companies and affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2003 and 2004, amounts receivable from employees aggregated to Rs.260 million and Rs.144 million, respectively, and are included in trade and other receivables. Interest free short-term advances made to employees aggregated Rs.11 million and Rs.4 million as of March 31, 2003 and 2004, respectively.

The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of property. The cost of the interest subsidy of Rs.11 million, Rs.20 million and Rs.23 million for the years ended March 31, 2002, 2003 and 2004, respectively, is included in staff costs.

Loans to executive officers include an advance to Mr. Satish Ranade of Rs.207,264 towards the purchase of shares of the Company in connection with an offer made by the Government of India to eligible Company employees as part of the disinvestment of its holding in the Company and a loan of Rs.37,000 towards the purchase of a vehicle. The loans were made in February 2002 and August 2001, respectively. In fiscal 2004, the highest amount outstanding of the loans was Rs.149,256 and Rs.23,016, respectively, and on September 22, 2004, the latest practicable date, the amounts outstanding were Rs.145,110 and Rs.22,194, respectively. The interest rates on the loans is 4 percent. Loans to executive officers include an advance to Mr. K.P. Tiwari of Rs.202,392 towards the purchase of shares of the Company as above. The loan was made in February 2002. In fiscal 2004, the highest amount outstanding of the loans was Rs.142,098 and on September 22, 2004, the latest practicable date, the amount outstanding was Rs.137,792. The interest rate on the loan is 4 percent.

ITEM 8. FINANCIAL INFORMATION

We have elected to provide financial statements pursuant to Item 18 of this Form 20-F and are incorporated herein by reference:

•	Independent Auditor’s Report;

•	Consolidated Balance Sheet as of March 31, 2003 and 2004;

•	Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2002, 2003 and 2004; and

•	Notes to the Consolidated Financial Statements.

There have not been any significant changes in the Company’s financial condition, other than those stated in the financial statements attached to this annual report and as otherwise described in this annual report, since the date of the attached annual financial statements.

Dividends

Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. In addition, the Board of Directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of ADRs are entitled to receive dividends payable in respect of the Equity Shares represented by their ADSs. The Equity Shares represented by ADSs rank pari passu with existing Equity Shares of the Company in respect of dividends. Cash dividends in respect of the Equity Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York (the “Depositary”) in Rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into US Dollars and distributed, net of Depositary fees and expenses, to the holders of such ADRs.

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

The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share(1)
	Indian Rupees	US$(2)
2004(1)	4.50	0.10
2003	8.50	0.19
2002	12.50	0.26
2002(3)	75.00	1.55
2001	50.00	1.04

(1)	Based on the recommendation of the Board of Directors at a Shareholders meeting held on September 2,2004, the Company’s shareholders approved a final dividend of Rs.4.50 per share for fiscal year 2004.
(2)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.
(3)	Interim Dividend.

Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

ITEM 9. THE OFFER AND LISTING

Trading Markets

General

The Company’s shares are currently listed on stock exchanges at Kolkata, Mumbai and the National Stock Exchange in India. The ordinary shares of the Company have been delisted from the stock exchanges of New Delhi and Chennai.

The Company’s American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange and on September 24, 2004, the last reported sale price was US$ 7.31 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement.

The number of outstanding Shares of the Company as of June 30, 2004 was 285,000,000. As of June 30, 2004, there were 67,150 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of June 30, 2004, there were approximately 18,418,919 of the Company’s ADRs (equivalent to 36,837,838 Shares).

Price History

Principal Market for the Company’s ADSs

The table below sets forth, for the periods indicated, the high and low sales prices on the New York Stock Exchange for the ADSs since August 15,2000, the original date of listing of the ADSs.

	ADS Price
	High	Low
	in US Dollars
Yearly Period:
Fiscal 2001 (beginning August 15, 2000)	18.75	9.50	(1)
Fiscal 2002	15.74	5.55
Fiscal 2003	8.08	3.10	(2)
Fiscal 2004	9.63	2.95

Quarterly Periods:

Fiscal 2003
First Quarter	8.08	6.00
Second Quarter	6.40	4.54	(3)
Third Quarter	4.61	3.53
Fourth Quarter	4.08	3.10

Fiscal 2004
First Quarter	5.49	2.95
Second Quarter	6.25	4.55	(4)
Third Quarter	6.80	5.27
Fourth Quarter	9.63	6.85	(4)

Fiscal 2005 Monthly Periods:
April	9.39	7.09
May	7.32	5.46
June	7.50	6.05
July	7.97	7.11
August	8.24	6.81
September	7.62	7.10

(1)	– Stock split 3:4 in December 2000
(2)	– Cash dividend of US$2.09 paid in September 2001 & Cash dividend US$3.11 paid in January 2002
(3)	– Cash Dividend of US$0.51 on July, 2002
(4)	– Cash Dividend of US$0.37 paid in September, 2003.
(5)	– Cash Dividend of US$0.19545 paid in September, 2004.

On September 24, 2004, the closing price of the Company’s ADSs on the New York Stock Exchange was US$ 7.31.

Source: Yahoo Finance and NYSE.

The table below sets forth, for the periods indicated, the high, low and closing sales prices for the Shares on the BSE and the National Stock Exchange.

	The Stock Exchange, Mumbai			National Stock Exchange
Period	Price per Share			Price per Share
	(in Indian Rupees)			(in Indian Rupees)
	High	Low		High	Low
Yearly Periods:
Fiscal 2000	3250.00	565.00		3298.00	561.00
Fiscal 2001	1938.60	198.35	(1)	1990.00	210.00	(1)
Fiscal 2002	402.00	134.65	(2)	400.00	134.70	(2)
Fiscal 2003	202.00	71.50		197.40	71.20
Fiscal 2004	210.80	68.00		210.40	68.50

Quarterly Periods:
Fiscal 2003
First Quarter	202.00	146.65		197.40	146.25
Second Quarter	154.90	107.15	(3)	156.00	108.00	(3)
Third Quarter	114.90	88.30		115.00	88.40
Fourth Quarter	100.25	71.50		100.00	71.20

Fiscal 2004
First Quarter	131.40	68.00		131.40	68.50
Second Quarter	142.00	109.05	(4)	142.10	109.00	(4)
Third Quarter	161.00	116.80		161.75	109.10
Fourth Quarter	210.80	148.00		210.40	148.90

Fiscal 2005 Monthly Periods:
April	210.00	163.00		209.90	162.40
May	174.00	115.00		173.00	110.10
June	165.40	131.00		165.00	130.00
July	188.00	161.70		188.85	155.00
August	186.00	157.10		195.00	157.00
September	177.75	167.00		177.50	166.00

Source:	The Stock Exchange, Mumbai
Source:	National Stock Exchange
On September 24, 2004, the closing price of a Share on the BSE and NSE were Rs.172.45 and Rs.172.45, respectively.
(1)	Post-Bonus price—A bonus of 2:1 was declared and became effective during November 2000.
(2)	Stock Price adjustment of Rs.50 per share subsequent to the Company’s dividend of 500 percent for the year 2001 took place on September 3, 2001. Stock Price adjustment of Rs.75 per share subsequent to the Company’s dividend of 750 percent for the year 2002 took place on January 16, 2002
(3)	Stock Price adjustment of Rs.12.50 per share subsequent to the Company’s final dividend of 125 percent for the year 2002 took place on July 26, 2002
(4)	Stock Price adjustment of Rs.8.50 per share subsequent to the Company’s final dividend of 85 percent for the year 2003 took place on August 12, 2003

The ordinary shares of the Company have been delisted from the Stock Exchanges of New Delhi and Chennai. The Company’s application for delisting is pending with the Kolkata Stock Exchange. The Company is not aware of trading having taken place at the stock exchanges in Kolkata. The shares of the Company are compulsorily traded in dematerialised form in the Mumbai Stock Exchange, the National Stock Exchange and the Kolkata Stock Exchange.

Under India’s Takeover Code, upon the acquisition of more than 5 percent, 10 percent and 14 percent of the shares (taken together with shares, if any, held by it) of a public Indian company, a purchaser is required at each stage to disclose the aggregate of its holding to the Company and all the stock exchanges on which the shares of that company are listed. Furthermore, any purchaser who has acquired such number of shares shall be mandated to disclose any purchase or sale aggregating 2 percent or more of the share capital of the Indian public company along with the aggregate shareholding on such purchase or sale to that public company and stock exchanges where shares of that public company are listed within two days of such purchase or sale. Upon the acquisition of 15 percent or more of such shares or a change in control of the Company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20 percent of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into Equity Shares, an ADS holder will be subject to the Takeover Code. Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by Non-Resident Indians, Overseas Corporate Bodies and Foreign Institutional Investors above the ownership levels set forth above require approval of the Government of India on a case-by-case basis.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not Applicable.

Memorandum and Articles of Association

Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles and the Companies Act, 1956 (the “Companies Act”). The Company is registered under the Companies Act with the Registrar of Companies, Mumbai, India with Company No. 39266. The following description of the Company’s Articles of Association and Memorandum of Association does not purport to be complete and are qualified in their entirety by the Company’s Articles of Association and Memorandum of Association that are filed with the Securities and Exchange Commission as exhibits to this annual report.

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

On 13 February, 2002, a 25 percent stake of the Company was transferred to Panatone Finvest Limited by the Government pursuant to the Share Purchase Agreement (“SPA”). A further transfer of 1.85 percent stake to the employees through Employee Stock Purchase Scheme reduced the stake held by Government of India in Company to 26.12 percent.

The shareholders, by way of postal ballot approved the amendment to the Memorandum of Association of the Company and by way of a special resolution at their meetings held on August 20, 2002 and April 2, 2004 approved the amendments to the Articles of Association of the company. See “Item 6. Directors, Senior Management and Employees—Directors and Officers of the Company.”

Under our Memorandum of Association, the main objects of the Company include:

•	Managing, controlling and maintaining the operations of the Overseas Communications Service of the Department of Telecommunication, Ministry of Communications, Government of India, with all its assets and liabilities including contractual rights and obligations on such terms and conditions as may be prescribed by the Government of India from time to time.

•	Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services including, Telephone, Telex, Message Relay, Data transmission, Facsimile, Television, Telematics, value Added Network Services, New Business Services, Audio and Video Services, Maritime and Aeronautical Communication Services and other international telecommunications services as are in use elsewhere or to be developed in future.

•	Planning, establishing, developing, providing, operating and maintaining telecommunications systems and networks within India as are found necessary for international telecommunications.

•	Providing and maintaining international leased telecommunication services.

•	Designing, developing, installing, maintaining and operating long distance domestic and international basic and value added telecommunications, global mobile telecommunications, electronic mail services, globally managed data networks, data telecom networks, video conferencing, international gateway networks and satellite networks in and outside India.

•	Raising necessary financial resources for its development needs for telecommunication services or facilities.

General

The Company’s authorized share capital is Rs.3,000,000,000, divided into 300,000,000 Shares with a face value of Rs.10 each. At the date hereof, 285,000,000 Shares were issued and fully paid. SEBI has allowed Indian companies to split the par value of their Equity Shares into denominations lower than Rs.10 per share. All Share and per Share amounts appearing in the financial data presented elsewhere herein have been retroactively restated to reflect this bonus issue.

The Shares are in registered form. The Shares are the only class of share capital of the Company currently in existence. There are no convertible debentures or warrants of the Company currently in existence.

Directors

Pursuant to Article 5.1 of the Shareholders’ Agreement, the board of directors of VSNL has been reconstituted and shall consist of up to twelve directors. So long as the Government holds 10% of the voting equity share capital of the Company, the composition of its Board shall be: Four of the directors shall be permanent and non-retiring directors, of which the Government and Panatone Finvest Limited are entitled to nominate two each. Four of the directors shall be retiring and independent directors, of which the Government and Panatone Finvest Limited are entitled to recommend two each. Four of the directors shall be retiring and non-independent directors, of which the Government and Panatone Finvest Limited are entitled to nominate two each, unless Panatone Finvest Limited owns (a) more than 25.0 percent but less than 30.0 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate three of the four directors and the Government will be entitled to nominate one of the four directors, or (b) more than 30.0 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate all four directors. In addition, Panatone Finvest Limited has the right to designate one of the directors nominated by it as the managing director of the Company so long as it owns at least 25.0 percent of the Shares.

The remaining directors of the Company are liable to retire by rotation, and one-third of such directors are elected by the shareholders each year at the Company’s Annual General Meeting. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

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

Qualification; Retirement. A director need not hold any of the Company’s Shares to qualify as a director. There is no age limit requirement for a director’s retirement.

Dividends

The Company’s shareholders, acting at the Annual General Meeting, may declare a dividend upon the recommendation of the Board of Directors. The amount of the dividend so declared may not exceed the amount recommended by the Board although a lesser amount may be declared. Dividends are distributed and paid within 30 days of the approval by the shareholders. The Company’s Board also is authorized under the Articles to declare and pay interim dividends to shareholders. In India, the dividends are generally declared as a percentage of the par value of the Company’s equity shares. It is customary in India to pay to the holders of shares issued in any fiscal year a pro rata portion of the annual dividend from the date of issuance to the end of the fiscal year, unless otherwise stated.

Dividends are payable only in cash to registered holders on a record date fixed prior to the relevant General Meeting.

Dividends may be paid only out of profits of the Company for the relevant year, after transfer to the reserves of the Company of a percentage of its profits for that year of not less then 2.5 percent if the dividend is in excess of 10 percent of the par value of its equity shares. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits, subject to certain limitations.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions, such as alteration of the Articles and the Memorandum of Association, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution.

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

Preemptive Rights and Issue of Additional Shares

The Company may by ordinary resolution increase its share capital by the issue of new Shares or create a new class of shares. In addition, the rights attached to the shares of any class may be varied with the consent of shareholders holding not less than three-fourths of the issued shares of that class. The Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise determined by special resolution to that effect adopted at an Annual General Meeting of shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date within which the offer must be accepted and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board is entitled to distribute the Shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles.

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

Register of Shareholders; Record Dates; Transfer of Shares

The Company’s share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends the register is closed for a specified period prior to the Annual General Meeting. The Companies Act and the Company’s listing agreement with the BSE (and the other Indian Stock Exchanges) permit the Company, pursuant to a resolution of the Board and upon at least 30 days’ advance notice to the BSE (and such stock exchanges), to set the record date and upon seven days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

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

The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage “dematerialization” of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Depositories Act, 1996. Charges for opening an account with a Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

The requirement for dematerialization of the Shares may apply to the ADR holders when the underlying Shares are withdrawn from the depositary facility upon surrender of the ADRs. In order to trade the underlying Shares in the Indian market, the withdrawing ADR holder will be required to hold such Shares in book-entry form and to comply with the Securities Depositary Limited procedures described above. If dematerialization of any underlying Shares is requested by an ADR holder, the cost incurred by the Depositary therefor will be borne by the withdrawing ADR holder. Transfer of Shares in book-entry form is not subject to any Indian transfer tax. See “Taxation—Indian Taxation.”

Disclosure of Ownership Interest

Section 187C of the Companies Act generally requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.l,000 for each day such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

Audit and Annual Report

At least 21 days before the Annual General Meeting of shareholders, the Company must circulate a detailed version of the Company’s audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. The Company also is required under the Companies Act to make available upon request of any shareholder a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

Under the Companies Act, the Company must file with the Registrar of Companies the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting and an annual return within 60 days of the conclusion of the meeting.

Rights of the Government of India Under the Shareholders’ Agreement (“SHA”) to be Exercised Through its Nominee Directors on the Board

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

(b) Notwithstanding any other provision of SHA or otherwise permitted or provided under the Act, no obligation of the Company or any of its subsidiaries shall be entered into, no decision shall be made and no action shall be taken by or with respect to the Company or any of its subsidiaries in relation to the following matters unless such obligation, decision or action as the case may be, is approved if, at any meeting of the Company’s shareholders, duly called for the purpose of considering such obligation, decision or action, by an affirmative vote of the one authorized representative of both the Government and Panatone Finvest Limited, and if at the meeting of the Board by an affirmative vote of, at least one nominee director of each of the Government and Panatone Finvest Limited:

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

(ix) Any agreement with or commitment to any Shareholder or its Principal(s) or their respective Affiliates, except where, and to the extent, (a) such agreement or commitment between the Company or any of its Affiliates on the one hand and the Government or any Government Authority on the other is required under applicable Law or (b) such agreement is on an arms’ length basis and in good faith;

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

(xiii) the delegation by the Board to any Person of the Board’s authority to approve or authorize any matter described in this article (b);

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

Acquisition by the Company of its Own Shares

Until 1999, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company’s capital. However, the Government amended the Indian Companies Act and consequently this reduction in capital is now permitted in certain circumstances. The reduction of capital requires compliance with specific buy-back guidelines specified in the Indian Companies (Amendment) Act, 1999, and by SEBI.

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

Takeover Code

Disclosure and mandatory bid obligations in respect of certain share acquisitions or consolidations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by SEBI and was recently amended.

The most important features of the Takeover Code, as amended, are as follows:

•	Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that (taken together with shares or voting rights, if any, held by it would entitle him to more than 5 percent or 10 percent or 14 percent of the shares or voting rights in a company is required to disclose at every stage, the aggregate of its shareholding or voting rights in that company to that company and to each of the stock exchanges on which that company’s shares are listed within two working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be.

•	A person who holds more than 15 percent of the shares or voting rights in any company is required to make within 21 days from the financial year ending March 31, annual disclosure of its holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed).

•	Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner.

With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarized below:

•	An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with it) would entitle such acquirer to exercise 15 percent or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

•	An acquirer who, together with persons acting in concert with it, holds between 15 percent and 75 percent shares of a company cannot acquire additional shares or voting rights that would entitle it to exercise more than 5 percent of the voting rights in any financial year ending on 31 March unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

•	Any further acquisition of shares or voting rights by an acquirer who holds 75 percent of the shares or voting rights in a company triggers the same public announcement requirements.

•	In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20 percent of the shares of the company.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and of the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer will be required to deposit in an escrow account 25 percent of the total consideration (if the total consideration is Rs.1.0 billion (US$ 23.04 million) or less up to and including Rs.1 billion and 10 percent for the excess over Rs.1 billion), which amount will be forfeited in the event that the acquirer does not fulfill its obligations. In addition, the Takeover Code introduces the “chain principle” whereby the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in erosion of more than 50 percent (but less than 100 percent) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (1) by allotment in a public issue, (2) pursuant to an underwriting agreement, (3) by registered stockbrokers in the ordinary course of business on behalf of clients, (4) in unlisted companies, (5) pursuant to a scheme of reconstruction or amalgamation or (6) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985 (7) Allotment pursuant to an application made by a shareholder for rights issue. (8) Interse Transfer of shares among group companies, relatives, Indian Promoters and foreign collaborators who are shareholders (9) Acquisition of shares by way of transmission, succession or inheritance (10) Acquisition by Government Company (11) Transfer of shares from venture capital funds or foreign venture capital investors registered with Securities Exchange Board Of India (SEBI) to promoters of venture capital undertaking or venture capital undertaking pursuant to an agreement between them (12) acquisition of shares by a person in exchange of shares received under a public offer made under the Takeover Regulations and (13) transfer of shares from State level financial institutions, including their subsidiaries, to co-promoter(s) of the Company (or their successors or assignees or an acquirer who has substituted an erstwhile promoter) pursuant to an agreement between such financial institution and co-promoter(s).

In addition, the Takeover Code does not apply to shares represented by ADSs so long as such shares remain in the ADR depositary facility.

The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s equity shares results in the acquirer and its associates holding 5 percent or more of the company’s outstanding equity shares, the acquirer must report its holding to the relevant stock exchange(s). If an acquisition could result in the acquirer and its associates holding equity shares which carry 10 percent or more of the voting rights, then the acquirer must notify the relevant stock exchange(s). If such acquisition is deemed a takeover, the acquirer must, before acquiring such shares, offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire a minimum of a further 20 percent of the total shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. Clauses 40A and 40B and such regulations will not apply to shares so long as they are represented by ADRs.

Material Contracts

The Company’s material contracts are entered into in the ordinary course of business and include rate sharing agreements and interconnect agreements with international and domestic telecommunication providers and agreements for the use of cable capacity to provide the Company’s services. Certain of these agreements are attached as exhibits to this annual report.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India (RBI) under FEMA 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non Resident Indians (“NRIs”) or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged (ii) NRIs or OCBs are permitted to transfer shares or convertible debentures of Indian company to other NRIs or OCBs, and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India.

In all other cases, prior approval of the RBI is necessary. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non resident by way of sale the transferor should obtain the approval of the central Government and thereafter make an application to RBI for permission. In such cases the RBI may permit the transfer subject to such terms and conditions including the price at which the sale may be made.

Restrictions on Sale of the Equity Shares Underlying the Company’s American Depositary Receipts and for Repatriation of Sale Proceeds

American Depositary Receipts issued by Indian companies to non-residents have free transferability outside India. Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market have been permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government. Such restrictions on foreign ownership of the underlying equity shares may cause the Company’s Equity Shares to trade at a discount or premium to its ADSs.

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

The procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of “Head Room” (i.e. the number of ADSs/GDSs originally issued minus the number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depositary; (iii) after the purchase, the Indian broker places the domestic shares with the Custodian; (iv) the Custodian advises the overseas depositary on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depositary issues ADSs/GDSs to the investor.

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

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Regulation”), as modified from time to time, promulgated by the Government. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

Foreign Direct Investment

Foreign Direct Investment in India is allowed automatically and without prior approval route in almost all sectors except:

1. Proposals that require an industrial license and cases where foreign investment is more than 24% in the equity capital of units manufacturing items reserved for the small scale industries.

2. Proposals in which foreign collaborator has a previous venture/tie up in India.

3. Proposals relating to acquisition of shares in an existing Indian Company in favor of a Foreign/ Non resident Indian/ OCB investor.

4. Proposals falling outside notified sectoral policy/ caps or under sectors in which FDI is not permitted and/ or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not to avail of the automatic route.

The FIPB is the competent body to consider and recommend FDI which does not fall within the automatic route. The FIPB has now been shifted to the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, Foreign Investment Promotion Board approval is required for any direct foreign investment that exceeds 51 percent of the total issued share capital of the Company.

In May 1994, the Government announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board. In addition, in connection with offerings of any such securities to foreign investors, approval of the Foreign Investment Promotion Board is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds there from are to be used for investment in non-high priority industries.

Investment by Non-Resident Indians, Persons of Indian Origin and Overseas Corporate Bodies

A variety of special facilities for making investments in India in shares of Indian companies are available to individuals of Indian nationality or origin residing outside India, persons of Indian origin and to overseas corporate bodies (“OCBs”), at least 60 percent owned by such persons. These facilities permit Non-Resident Indians, Persons of Indian Origin and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

Investment by Foreign Institutional Investors

In September 1992, the Government issued guidelines which enable Foreign Institutional Investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, Foreign Institutional Investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Foreign Institutional Investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, Foreign Institutional Investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Together, the initial registration and the Reserve Bank of India’s general permission enable registered Foreign Institutional Investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

Ownership Restrictions

SEBI and the Reserve Bank of India regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 40 percent of the Company’s Equity Shares, excluding the Equity Shares underlying the ADSs, and Non-Resident Indians and Overseas Corporate Bodies in aggregate may hold no more than 10 percent of the Company’s Equity Shares, excluding the Equity Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single Foreign Institutional Investor may hold more than 10 percent of the Company’s total Equity Shares and no single Non-Resident Indian or OCB may hold more than 5 percent of the Company’s total Equity Shares.

Foreign Institutional Investors may only purchase securities of public Indian companies (other than ADSs) through a procedure known as a “preferential allotment of shares,” which is subject to certain restrictions. These restrictions will not apply to Equity Shares issued as stock dividends or in connection with rights offerings applicable to the Equity Shares underlying ADSs. There is uncertainty under Indian law about the tax regime applicable to Foreign Institutional Investors which hold and trade ADSs. Foreign Institutional Investors are urged to consult with their Indian legal and tax advisers about the relationship between the Foreign Institutional Investors guidelines and the ADSs and any Equity Shares withdrawn upon surrender of ADSs.

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

Voting Rights

Holders of the Company’s ADSs will not be entitled to instruct the Depositary how to vote the Shares underlying the ADSs. Rather, each holder, by accepting an ADR, authorized and directed the Depositary to vote as set forth below.

The Depositary will vote the deposited Shares as instructed by the Company’s Board of Directors or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board of Directors. However, the Depositary will only do this upon the Company’s legal counsel issuing an opinion to the Depositary stating that it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If the Company does not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

Taxation

Indian Taxation

General. The following summary is based on the provisions of the Income Tax Act, 1961 (the “Indian Tax Act”), including the special tax regime contained in Section 115AC (the “Section 115AC Regime”) and the 1993 Regulation. The Indian Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115 AC Regime may be amended or changed by future amendments of the Indian Tax Act.

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

Residence

For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for more than 182 days in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is resident in India if it is registered in India or the control and management of its affairs is situated wholly in India.

Taxation of Distributions

Pursuant to the Finance Act, 2004, withholding tax is not applicable on dividends. Henceforth, the Company has to pay a dividend distribution tax of approximately 12.8 percent on the amount of dividend declared. Further, an additional educational cess of 2 percent is levied on all direct and indirect taxes including dividend distribution tax.

Taxation on Surrender of ADSs

The acquisition by a non-resident holder of Shares upon surrender of ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange will, however, give rise to stamp duty as described below under “Stamp Duty and Transfer Tax.”

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

Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of Equity Shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. For the purpose of computing capital gains tax, the cost of acquisition of Equity Shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on any of the Indian stock exchanges on the date that the Depositary instructs the custodian to deliver Equity Shares in exchange for ADSs. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of Equity Shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the Custodian. The Indo-US Treaty does not provide an exemption from the imposition of Indian capital gains tax.

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

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid US federal income tax, persons owning 10 percent or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

As used herein, the term “US Holder” means a beneficial holder of a Share or ADS that is (1) a citizen or resident of the United States, (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to

United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and is under the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

If a partnership holds our Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.

Ownership of ADSs

In general, for United States federal income tax purposes, US holders of ADSs will be treated as the owners of the underlying Shares that are represented by such ADSs. Deposits or withdrawal of Shares by US Holders for ADSs will not be subject to United States federal income tax. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends

To the extent that distributions paid by us with respect to our Shares or ADSs do not exceed our earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. Under recently enacted legislation, if these dividends constitute qualified dividend income (“QDI”), individual U.S. holders of our Shares or ADSs will generally pay tax on such dividends received during taxable years before 2009 at a maximum rate of 15 percent, provided that certain holding period requirements are satisfied. Assuming we are not a passive foreign investment company (as discussed below), foreign personal holding company or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by us will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The amount of any dividend paid in Indian Rupees will equal the United States dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Shares, or by the Depositary, in the case of ADSs, regardless of whether the Indian Rupees are converted into United States dollars. If the Indian Rupees received as a dividend are not converted into United States dollars on the date of receipt, a US Holder will have a basis in the Indian Rupees equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is United States source.

Dividends paid on the Shares or ADSs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain US Holders, “financial services income.” Subject to certain limitations, a US Holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such US Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US Holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules regarding the availability of foreign tax credits are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. US Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under United States federal income tax principles for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the US Holder on a subsequent disposition of the Shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the Company’s current and accumulated earnings and profits would not give rise to foreign source income.

Distributions of Shares or rights to subscribe for Shares that are received as part of a pro rata distribution to all shareholders of the Company in certain circumstances should not be subject to United States federal income tax. The basis of the new Shares or rights so received will be determined by allocating the US Holder’s basis in the old Shares between the old Shares and the new Shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (1) the fair market value of the rights is less than 15 percent of the fair market value of the old Shares at the time of distribution or (2) the rights are not exercised and thus expire.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal 2004. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;

•	if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of the Company’s income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If the Company is treated as a passive foreign investment company, the Company does not plan to provide information necessary for the “qualified electing fund” election.

Taxation of Capital Gains

For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder’s tax basis in the right, Share or ADS. Such gain or loss will be capital gain or loss and it will be long-term capital gain or loss if the holding period of the US Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15 percent for taxable years beginning before January 1, 2009 (20 percent thereafter). Any gain or loss recognized by a US holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

Under certain circumstances described under “Indian Taxation—Taxation of Capital Gains” in this report, a US Holder may be subject to Indian tax upon the disposition of rights, Shares or ADSs. In such circumstances and subject to applicable limitations, such US Holder may elect to treat the gain as foreign source income and to credit the Indian tax against its United States federal income tax liability with respect to the gain. US Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

For cash-basis US Holders who receive foreign currency in connection with a sale or other taxable disposition of rights, equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such rights, equity shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual-basis US Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of rights, equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis US Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of rights, Equity Shares or ADSs.

Estate Taxation

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the equity Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to US Holders other than certain exempt recipients (such as corporations), and a 28 percent backup withholding rate may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a US Holder will generally be allowed as a credit against the US Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Documents on Display

This report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

Judiciary Plaza

450 Fifth Avenue N.W.

Room 1024

Washington, D.C. 20529

Northwestern Atrium Center

500 West Madison Street

Suite 1400

Chicago, IL 60661-2511

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W. , Washington, DC 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company does not face material commodity price or equity price market risks. The Company is exposed to interest rate risk in its mutual fund investments, particularly with regard to debt funds. The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several different currencies (primarily Rupees, SDRs and US Dollars). Fluctuations in the exchange rate between the Rupee, SDRs, US Dollars and other currencies affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2004, the Company had significant amounts of foreign currency denominated receivables (Rs.3,414 million or US$ 78.66 million) and payables (Rs.613 million or US$ 14.12 million), which expose the Company to foreign exchange risks.

The following table sets forth the Company’s operating revenues, operating costs and gross profit for fiscal 2004 in different currencies:

Currency	(Amounts in millions)
	Operating Revenues		Operating Costs		Gross Profit
	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	165	7,525	88	4,196	77	3,329
Special Drawing Rights (“SDRs”)	103	6,764	39	2,579	64	4,185
Golden Francs* converted to Rupees through SDRs	1	18	1	12	—	6
Euro			2	103	(2)	(103)
Hong Kong Dollars			1	3	(1)	(3)

Total		14,307		6,893		7,414

*	Golden francs are a notional currency converted into either US Dollars or SDRs at the time of settlement. Golden Francs are used in international telecommunications payment settlements and are recognized by the International Telecommunications Union.

A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.74 million, respectively, on our income from operations for the fiscal year ended March 31, 2004.

We also have significant exposure on account of trade receivables and trade payables. The following table sets forth the Company’s trade receivables and trade payables as of March 31, 2004:

Currency	(Amounts in millions)
	Trade Receivables		Trade Payables		Net Exposure
	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	47	2,121	(6)	(273)	41	1,848
SDRs	18	1,271	(4)	(275)	14	996
Golden Francs converted to INR through SDR	0	0	0	(7)	0	(7)
Hong Kong Dollars	2	10	(1)	(5)	1	5

Euro			(1)	(53)	(1)	(53)

Total		3,402		(613)		2,789

A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.28 million on our income statement, respectively, for the fiscal year ended March 31, 2004.

In view of the recent fluctuations of the Indian Rupee vis-à-vis the US Dollar, effective fiscal 2004, the Company started hedging its foreign currency exposure by entering into forward contracts and options. The following table sets forth the amount of such contracts which were outstanding as of March 31, 2004:

Forward Contracts:	US$ 40 million
Option Contracts:	US$ 22 million
Option Contracts (Euro):	Euros 0.454 million

In fiscal 2004, the Company started investing in mutual funds (debt funds) which are subject to interest rate risks. The Company does not have any loans denominated in foreign currencies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16. RESERVED

Not applicable.

ITEM 16 A . AUDIT COMMITTEE FINANCIAL EXPERT

Mr.Subodh Bhargava, one of the Company’s directors, joined the Board of the Company on May 2, 2002 and was nominated as a member and the Chairman of the Audit Committee on May 17, 2002. The Company’s Board has determined Mr.Subodh Bhargava as an audit committee financial expert. Mr. Bhargava’s relevant experience is described under “Item 6 — Directors and Senior Management” above.

ITEM 16 B . CODE OF ETHICS

The Company has adopted the Tata Code of Conduct that is applicable to all companies of the Tata Group. This code of conduct is applicable to all employees of the Company including the executive directors, the Chief Financial Officer and all other key executive officers of the Company.

The Company undertakes to provide a copy of the code of ethics to any person without charge on request by writing to it at Videsh Sanchar Nigam Limited, Office of Company Secretary and Vice President (Legal), Lokmanya Videsh Sanchar Bhavan, Opp. Kirti College, Kashinath Dhruv marg, Prabhadevi, Mumbai—400028, India.

ITEM 16 C . PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal Year ended			Description of Service
	March 31, 2003	March 31, 2004
a) Audit Fees	Rs.6,825,000	Rs.	7,020,000	Audit of financial statements under US GAAP and Indian GAAP.
b) Audit-Related Fees	—		—	—
c) Tax Fees	Rs.1,050,000	Rs.	1,355,000	Tax audit fees and tax consulting services on indirect taxes.
d) Other Fees	Rs.1,245,000	Rs.	1,620,000	Statutory and regulatory attestations such as limited review of quarterly results.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal year ended March 31, 2004, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below.

Audit Committee Pre-Approval Policy and Procedures

Policy

The audit committee will pre-approve following professional services provided to the Company and its subsidiaries by its external auditors:

(1) All audit services; and

(2) All non-audit services, including tax services.

Procedures

The audit committee will:

1. Review and approve on an annual basis the specific financial/statutory audits for the fiscal year to be rendered by the external auditors. The approval will be prior to the engagement of the external auditors.

2. Approve specific categories of audit-related services annually up to a fee limit. Specific approval of the audit committee is required to exceed the pre-approved fee limit. All other audit-related services to be performed by the external auditors that are incremental to the annual pre-approved services list will be specifically approved by the audit committee prior to the engagement for the service.

3. Pre-approve annually permitted tax services to be rendered by the external auditors up to a fee limit. Specific approval of the audit committee is required to exceed the pre-approved fee limit. All other tax services to be performed by the external auditors that are incremental to the annual pre-approved services list will be specifically approved by the audit committee prior to the engagement for the service.

4. Pre-approve any other non-audit service by the external auditors not prohibited by Company policy or SEC regulations on a case by case basis.

The audit committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals required by the policy and procedures. The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting.

ITEM 16 D . EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16 E . PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 1. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 2. FINANCIAL STATEMENTS

The following financial statements comprising of balance sheets of the Company as of March 31, 2002, March 31, 2003 and March 31, 2004 and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2003 prepared in accordance with US GAAP have been audited by Deloitte Haskins & Sells, independent auditors, in accordance with auditing standards generally accepted in the United States (“US GAAS”). The financial statement pages appear on pages F-1 through F-30.

ITEM 3. EXHIBITS

Exhibit Number	Description
1.1*	Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2	Articles of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.3	Memorandum of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.4*	Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*	Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*	Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited, dated 13 February 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited and the Company dated 6 February 2002.

4.1†	Interconnect Agreement between Videsh Sanchar Nigam Limited and Bharat Sanchar Nigam Limited, dated September 27, 2004.

4.8****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.9****	License Agreement for Provision of Internet Service (Including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

10.3	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

10.4**	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.
*	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 29, 2004

VIDESH SANCHAR NIGAM LIMITED,

By:	/s/ SHAILENDRA KUMAR GUPTA
Name:	Shailendra Kumar Gupta
Title:	Managing Director

By:	/s/ AMITABH A. KHANNA
Name:	Amitabh A. Khanna
Title:	Chief Financial Officer

VIDESH SANCHAR NIGAM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The Board of Directors

Videsh Sanchar Nigam Limited

We have audited the accompanying balance sheets of Videsh Sanchar Nigam Limited (the “Company”) as of March 31, 2003 and 2004, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited as of March 31, 2003 and 2004, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

/s/    DELOITTE HASKINS & SELLS

Mumbai, India

July 29, 2004

Videsh Sanchar Nigam Limited

Balance Sheets

As of March 31, 2003 and 2004

	As of March 31,
	2003		2004		2004
	(In millions, except par value and number of shares)
ASSETS:
Cash and cash equivalents	Rs.	272	Rs.	187	US$	4
Term deposits with banks		23,314		10,280		237
Trade and other receivables, net of allowances of Rs.1,740 million and Rs.1,641 million (US$38 million), respectively		8,591		7,032		162
Investments		3,674		14,982		345
Investments in affiliates		2,870		4,284		99
Property, plant and equipment		21,773		18,772		432
Goodwill		—		1,019		24
Advance income taxes (net)		12,141		9,806		226
Other assets		662		572		13

Total assets	Rs.	73,297	Rs.	66,934	US$	1,542

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Liabilities
Short-term borrowings	Rs.	3,540	Rs.	630	US$	14
Trade payables		2,422		3,502		81
Accrued expenses and other liabilities		8,118		10,283		237
Deferred tax		2,472		500		11

Total liabilities		16,552		14,915		343

Commitments and contingencies (See Note 24)		—		—		—

Shareholders’ equity:
Equity shares: par value – Rs.10 each; authorized: 300,000,000 shares; issued and outstanding: 285,000,000 shares		2,850		2,850		66
Additional paid-in-capital		15,377		15,377		354
Retained earnings		38,435		33,446		771
Accumulated other comprehensive income		83		346		8

Total shareholders’ equity		56,745		52,019		1,199

Total liabilities and shareholders’ equity	Rs.	73,297	Rs.	66,934	US$	1,542

See accompanying notes to financial statements

Videsh Sanchar Nigam Limited

Statements of Operations

For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions, except share, ADS and per share and per ADS amounts)
Operating revenue:
Traffic revenues	Rs.	65,050	Rs.	45,341	Rs.	32,248	US$	743

Cost of revenue:
Network and transmission costs		39,577		26,044		19,375		446
License fee paid to DoT		5,393		4,037		2,735		63

Total cost of revenue		44,970		30,081		22,110		509

Gross Profit		20,080		15,260		10,138		234

Other operating costs
Depreciation and amortization		1,898		2,086		2,473		57
Other operating costs		4,803		3,990		4,992		115
Impairment loss on property, plant and equipment		—		—		6,709		155

Total other operating costs		6,701		6,076		14,174		327

Operating income (loss)		13,379		9,184		(4,036)		(93)

Non-operating income (expense), net:
Non-operating income		1,371		425		1,608		37
Interest income		4,607		2,401		1,424		33
Interest expense		(227)		(33)		(5)		—

Total non-operating income (expense), net		5,751		2,793		3,027		70

Income (loss) before income tax		19,130		11,977		(1,009)		(23)
Income tax benefit (expense)		(5,959)		(4,390)		674		15
Dividend tax		(3,634)		—		(310)		(7)
Equity in net loss of affiliates		—		(143)		(1,921)		(44)

Net income (loss)	Rs.	9,537	Rs.	7,444	Rs.	(2,566)	US$	(59)

Per share information:
Earnings/(loss) per equity share – basic and diluted	Rs.	33.46	Rs.	26.12	Rs.	(9.00)	US$	(0.21)
Weighted number of equity shares outstanding		285,000,000		285,000,000		285,000,000		285,000,000
Earnings/(loss) per ADS – basic and diluted (where each ADS represents two equity shares)	Rs.	66.92	Rs.	52.24	Rs.	(18.00)	US$	(0.42)

See accompanying notes to financial statements

Videsh Sanchar Nigam Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2002, 2003 and 2004

	Number of equity shares	Equity share capital		Additional paid- in- capital (See Note 15)		Retained earnings		Accumulated other comprehensive income		Total shareholders’ equity		Comprehensive income/(loss)
	(In millions, except number of equity shares)
Balance at April 1, 2001	285,000,000	Rs.	2,850	Rs.	14,481	Rs.	60,642	Rs.	412	Rs.	78,385

Stock based compensation expense (See Note 21)					896						896
Net income							9,537				9,537	Rs.	9,537
Dividend							(35,625)				(35,625)
Unrealized loss on available-for-sale-securities, net									(151)		(151)		(151)

Comprehensive income (loss)												Rs.	9,386

Balance at March 31, 2002	285,000,000		2,850		15,377		34,554		261		53,042
Net income							7,444				7,444	Rs.	7,444
Dividend							(3,563)				(3,563)
Unrealized loss on available-for-sale-securities, net									(184)		(184)		(184)
Foreign exchange adjustment on translation of investment in affiliate									6		6		6

Comprehensive income (loss)												Rs.	7,266

Balance at March 31, 2003	285,000,000		2,850		15,377		38,435		83		56,745

Net loss							(2,566)				(2,566)	Rs.	(2,566)
Dividend							(2,423)				(2,423)
Unrealized gain on available-for-sale securities, net									271		271		271
Foreign exchange adjustment on translation of investment in affiliate									(8)		(8)		(8)

Comprehensive income (loss)												Rs.	(2,303)

Comprehensive income (loss) (in US$)												US$	(53)

Balance at March 31, 2004	285,000,000	Rs.	2,850	Rs.	15,377	Rs.	33,446	Rs.	346	Rs.	52,019

		US$	66	US$	354	US$	771	US$	8	US$	1,199

See accompanying notes to financial statements

Videsh Sanchar Nigam Limited

Statements of Cash Flows

For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Cash flows from operating activities:
Net income (loss)	Rs.	9,537	Rs.	7,444	Rs.	(2,566)	US$	(59)
Adjustment to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization		1,898		2,086		2,473		57
Stock based compensation		896		—		—		—
Impairment of property, plant and equipment		30		—		6,709		155
Property, plant and equipment written off		—		129		—		—
Deferred income tax expense / (benefit)		(702)		214		(2,019)		(46)
Loss/(profit) on sale of property, plant and equipment		2		(1)		3		—
Equity in net loss of affiliates		—		143		1,921		44
Investments written off		—		2		—		—
Gain on sale of investments		—		—		(1,001)		(23)
Net change in:
Trade and other receivables		3,742		7,626		1,873		43
Advance income taxes (net)		(289)		(4,389)		2,335		54
Other assets		(226)		(121)		481		11
Trade payables		(5,611)		(3,306)		1,080		24
Accrued expenses and other liabilities		414		35		1,965		45

Net cash provided by operating activities		9,691		9,862		13,254		305

Cash flows from investing activities:
Purchase of property, plant and equipment		(2,509)		(2,868)		(4,782)		(110)
Proceeds from sales of property, plant and equipment		3		3		62		1
Purchases of available- for- sale investments		(7)		—		(66,319)		(1,528)
Sales of available-for-sale investments (mutual funds)		—		—		54,938		1,266
Sales of equity securities, at cost		—		—		1,393		32
Acquisition of DishnetDSL business (net of cash acquired)		—		—		(2,359)		(54)
Purchase of investments in affiliates		—		(2,987)		(3,343)		(77)
Term deposits with banks		28,581		(5,845)		13,034		300

Net cash provided by/ (used in) investing activities		26,068		(11,697)		(7,376)		(170)

Cash flows from financing activities:
Proceeds/ (repayment) of short-term borrowings (net)		5,751		(2,211)		(3,540)		(81)
Dividend paid		(35,625)		(3,563)		(2,423)		(56)

Net cash used by financing activities		(29,874)		(5,774)		(5,963)		(137)

Net change in cash flows		5,885		(7,609)		(85)		(2)
Effect of foreign exchange on cash flows		(204)		—		—		—
Cash and cash equivalents, beginning of year		2,200		7,881		272		6

Cash and cash equivalents, end of year	Rs.	7,881	Rs.	272	Rs.	187	US$	4

Supplementary cash flow information:
Interest paid	Rs.	216	Rs.	43	Rs.	5	US$	—
Income taxes paid (refunds)	Rs.	10,594	Rs.	9,169	Rs.	(990)	US$	(23)

See accompanying notes to financial statements

Videsh Sanchar Nigam Limited

Notes to Financial Statements

1. Background

a. The Company

Videsh Sanchar Nigam Limited (“VSNL” or “the Company”) is incorporated in India as a limited liability company under the Indian Companies Act, 1956, with its registered office at Videsh Sanchar Bhavan, M.G. Road, Mumbai 400001, India. The Company is listed on major stock exchanges in India and on the New York Stock Exchange.

Following disinvestment by the Government of India (“GoI”) in the year ended March 31, 2002 and the Tender Offer (See Note 1(b) below), the major shareholders of the Company are Panatone/Tata Sons, who own 46.31% and GoI, who own 26.12%.

The Company is the largest provider of international telecommunications services in India, directly and indirectly linking the domestic Indian telecommunications network to 237 territories worldwide. The Company was licensed to provide national long distance services with effect from February 8, 2002.

VSNL offers international telephony and related services and other services. International telephony and related services comprise of telephony, telex, telegraph, international maritime satellite mobile services, leased channels and frame relay. Other services primarily include internet, national long distance services, gateway packet data transmission, electronic data interchange, e-mail, transmission of signals for international television broadcasts and video conferencing etc,.

b. Disinvestment

Prior to disinvestment by GoI, the Company was a public sector undertaking with GoI holding approximately 52.97% in the paid-up equity capital in the Company. As part of its disinvestment program, GoI disinvested its shareholding in the Company to Panatone, together with management control, through the sale of 71,250,000 equity shares representing 25% of the voting capital of the Company at a price of Rs.202 per share (“GoI Shares”) for an aggregate purchase price of Rs.14, 393 million in cash.

The Share Purchase Agreement (“SPA”) giving effect to the above arrangement was entered into between GoI and Panatone on February 6, 2002. Panatone’s shareholders Tata Sons, Tata Power, Tata Steel and Tata Industries, are also signatories to the SPA though they did not directly purchase any of GoI’s shareholding in the Company. The Company is also a party to the SPA.

In connection with the purchase of GoI Shares, Panatone was required by India’s Takeover Code to make a tender offer to acquire an additional 20% of the equity shares from public shareholders of the Company. Accordingly, Panatone offered to purchase upto 57,000,000 equity shares (including equity shares underlying the American Depository Shares), representing 20% of the paid-up and voting equity share capital of the Company at a price of Rs.202 per share payable in cash and now holds 45% of the paid-up equity capital of the Company.

Under the terms of the SPA and the shareholders’ agreement, Panatone is required to take measures to separate surplus land at Pune, Kolkata, New Delhi and Chennai, as identified in the SPA (the “Surplus Land”), from the Company and also to subject the use of the Surplus Land to special conditions as stated in the tender offer. Panatone is required to facilitate the transfer of the Surplus Land to a new realty undertaking in the Company. Panatone, with GoI, will cause the demerger of the realty undertaking into a separate company (“the Resulting Company”). On the issue of new shares of the Resulting Company, Panatone is required to transfer to GoI, without consideration, a minimum of 25% of the Resulting Company’s issued shares, or such higher number

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

of shares of the Resulting Company, which may be on account of any further sale of equity shares by GoI to Panatone prior to the demerger. If for any reason, the Company cannot transfer the Surplus Land into the Resulting Company, then at any time when the Company sells, transfers or develops the land, Panatone shall compensate GoI with an amount equivalent of 25% of the benefit accruing to the Company subject to local tax laws prevailing in India.

c. Monopoly status

The Company had an exclusive license to provide international long distance (“ILD”) services upto March 2004. However, GoI decided to terminate the Company’s monopoly two years ahead of schedule and accordingly opened up this service to private operators from April 1, 2002. GoI had however agreed to compensate the Company for this early termination with the following package (See Note 19):

1. A license to operate national long distance (“NLD”) services.

2. Re-imbursement by GoI of entry fees and revenue sharing fees, net of taxes, that the Company may have to pay with respect to the NLD license, for five years with effect from April 1, 2001.

3. A category ‘A’ Internet Service Provider (“ISP”) license, which allows the Company to expand internet access services to the entire country.

The shareholders of the Company approved the compensation package at the meeting held in May 2001.

d. Revenue sharing arrangement

The Company operates its business pursuant to a license from Department of Telecommunications (“DoT”), GoI. In pursuance of the New Telecom Policy 1999, GoI decided to corporatize the service provision functions of the DoT. Accordingly, GoI transferred the business of providing telecom services in the country to a newly formed company, Bharat Sanchar Nigam Limited (“BSNL”) with effect from October 1, 2000. Further, existing contracts, agreements and MoUs, except for license fees payable for the usage of circuits, including the revenue sharing agreement entered into by DoT for the supply of services, were transferred and assigned to BSNL with effect from October 1, 2000.

During the fiscal year ended March 31, 2003 the Company was granted an ILD license valid for twenty years from April 1, 2002. Earlier the Company operated under the old license that was effective from April 1, 1999.

The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of inbound international calls to India and from payments from domestic operators including BSNL/MTNL for the delivery of outbound international calls abroad. The Company and domestic operators including BSNL/MTNL, shared revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them.

Under the revenue sharing arrangement, effective up to March 31, 2002, the Company pays to BSNL/MTNL a charge per minute equal to the weighted average incoming settlement rate, minus Rs.10.00 on all incoming international calls and BSNL paid to the Company, a charge per minute equal to the weighted average outgoing settlement rate plus Rs.10.00 on all outgoing international calls. The weighted average incoming settlement rate and weighted average outgoing settlement rate for any financial year was the average of the various settlement rates in effect as of the beginning of the financial year between the Company and the foreign

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

administrations and carriers (converted to Indian rupees at the exchange rate prevailing as of the beginning of the financial year), weighted to reflect the volume of total incoming traffic and the outgoing traffic respectively, of the immediately preceding financial year.

During the period from April 1, 1999 to March 31, 2002, the revenue sharing arrangement provided for a comparison of the combined international traffic revenue per call minute of the Company and BSNL/MTNL (net of payments by the Company to foreign administrations and carriers and by the Company and BSNL/MTNL to each other in respect of incoming and outgoing calls) for each fiscal year, compared to the corresponding amount in the base fiscal year ended March 31, 1997. Increases or decreases were shared between the Company and BSNL/MTNL according to the following percentages:

	Increase/decrease
Years ended March 31	Company’s share	BSNL/MTNL share
2001	20%	80%
2002	25%	75%

In computing the international traffic revenue of BSNL/MTNL for purposes of calculating the combined international traffic revenue per call minute of the Company and BSNL/MTNL, the tariff charged by BSNL/MTNL to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company’s average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by BSNL/MTNL from its subscribers for outgoing international calls.

Effective April 1, 2002, the international long distance telephony market in India was liberalized with GoI permitting the entry of private operators.

The Company negotiated terms with various telecommunication operators including BSNL and MTNL. In accordance with the terms of agreement with BSNL and MTNL, for the period from April 1, 2002 to July 31, 2002, the prior Revenue Sharing Agreement that expired on March 31, 2002 was extended upto July 31, 2002.

With effect from August 1, 2002, BSNL and MTNL paid VSNL amounts ranging from Rs.6.00 - Rs.14.10 per minute depending upon which region the traffic was terminated. In the case of incoming calls, VSNL is required to pay BSNL and MTNL amounts ranging from Rs.4.40 - Rs.13.00 per minute depending upon which distance slab the incoming traffic is being terminated. The Interconnection Usage Charges Regulations 2003 are effective from May 2003 and amounts ranging from Rs.5.00 - Rs.6.60 per minute are payable to BSNL and MTNL depending upon the distance covered. Discounts are allowable in respect of incoming calls depending upon volume of traffic.

For the years ended March 31, 2002, 2003 and 2004 the effective net retention per call minute was Rs.8.39, Rs.5.69 and Rs.2.66 respectively.

The Company is in process of negotiating the terms of agreement with BSNL, MTNL and various other telecommunication operators for fiscal 2005. Based on the agreements effective as on date, BSNL-MTNL and other telecom operators would pay VSNL amounts ranging from Rs.1.69 - Rs.14.10 per minute for outgoing traffic depending upon the region to which the traffic would be terminated. In the case of incoming calls, VSNL is required to pay to telecom operators including BSNL and MTNL termination charge for which effective cost to VSNL ranges from Rs.4.55 - Rs.5.65 per minute depending on the distance slab to which the incoming traffic is being terminated as per the new interconnection usage charges effective from February 2004.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

2. Summary of Significant Accounting Policies

a. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956, which form the basis of the statutory general purpose financial statements of the Company in India. Principal differences in so far as they relate to the Company include valuation of investments, accounting for property, plant and equipment and depreciation thereon, impairment in carrying values of long - lived assets, deferred income taxes, retirement benefits, stock based compensation and the presentation and format of the financial statements and related notes.

b. Affiliates

Entities where the Company exercises significant influence, generally where the Company controls between 20% to 50% of the voting stock of the investee company, are considered affiliates and are accounted for using the equity method. Entities where the Company controls less than 20% of the voting stock of an investee but exercises significant influence through its contractual right to appoint directors and participate in the operating and financial policies of the investee are also accounted for using the equity method.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include allowances for trade and other receivables, valuation of unlisted investments, impairment loss and deferred tax assets.

d. Cash and cash equivalents

The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

e. Trade and other receivables

Trade and other receivables are stated at their expected realizable values, net of an allowance for doubtful debts. Amounts payable to and receivable from the same administration and BSNL/MTNL are shown on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

f. Investments

The Company accounts for its investments in equity securities with readily determinable market values in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

The Company does not have any securities classified as trading.

Equity securities with readily determinable fair market values are classified as available- for- sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

Equity securities that do not have readily determinable fair values are accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. These investments are reflected at cost less other than temporary impairment, if any. Declines in the value of investments that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the value of the investment.

g. Goodwill

Goodwill on acquisition of business is capitalized and evaluated for impairment annually or when significant events occur that indicate the fair value is less than its carrying value. An impairment would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is determined using a discounted cash flow analysis.

h. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred upto the date the asset is available for use.

Depreciation is provided on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

Years
Buildings	61
Plant and machinery:
Earth stations	12
Cables	15-18
Exchanges	12
Other network equipment	8
Office equipment	20
Computers	6
Furniture, fittings and motor vehicles	10-15

Land acquired on lease is amortized over the period of the lease.

Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, Accounting for Contributions Received and Contributions Made at fair value and recognized as revenue and an asset in the period received. Such assets are depreciated over their remaining useful economic lives.

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and are amortized over the contracted period of use. The Company’s amortization policy complies with SFAS No. 142, Goodwill and Other Intangible Assets, which is applicable from fiscal years beginning after December 15, 2002.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

During the year ended March 31, 2004 the Company changed its policy to amortize undersea cables (including IRUs) over a period of 18 years or the contractual period, whichever is shorter. In the previous years, undersea cables (including IRUs) were amortized over periods which were generally between 10 to 25 years.

The Company has not and does not trade in IRU’s or bandwidth or enter into any swap or other similar agreements relating to IRU’s or bandwidth.

i. Impairment and disposal of long lived assets

The Company evaluates the carrying value of its long-lived tangible assets whenever events or circumstances indicate the carrying value of such assets may exceed their recoverable amounts. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. If the asset is impaired, the Company recognizes an impairment loss as the difference between the carrying value and the fair value of the asset.

j. Operating leases

Costs in respect of operating leases are expensed on a straight-line basis over the lease term.

k. Employee benefits

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan covering all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months subject to a maximum of Rs.350, 000. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an external actuarial valuation carried out annually. The Company accounts for its liability for future gratuity benefits in accordance with SFAS No. 87, Employers’ Accounting for Pensions. The measurement date of the plan is March 31.

Leave encashment

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

Pension

Pension contributions are recognized in earnings based on actuarial valuation. Pension contributions mainly comprise the Company’s share of contribution relating to employees of erstwhile Overseas Communications Services (“OCS”) of GoI who were transferred to VSNL in the financial year ended March 31, 1990.

Provident fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer make monthly contributions to the plan equal to 12% of the employee’s salary (basic and dearness allowance). These contributions are made to a fund set up as an irrevocable trust and are expensed as incurred. The Company is

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

l. Revenue recognition

Revenues from long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized over the term of the lease based on contracted fee schedules. Revenues from internet services are recognized based on usage by subscribers/customers. Substantial portion of revenues are on account of recoveries from Foreign Telecommunication Administrations for incoming traffic and recovery from domestic operators for delivery of calls on foreign networks.

m. Operating and other expenses

The principal components of the Company’s operating and other expenses are network and transmission costs, license fees paid to the DoT, light and power expenses and repairs to plant and machinery.

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

n. Foreign currency transactions

The Company’s functional currency is the Indian rupee. Foreign currency transactions are normally recorded at the exchange rates prevailing on the first working day of the month in which the transaction falls. In the case of traffic revenue and charges for the use of transmission facilities, foreign currency transactions are recorded at the exchange rate prevailing on the last day of the prior month. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.

The financial statements of foreign affiliates have been translated into Indian Rupees for the purposes of equity accounting as follows: net income at average rates of exchange during the period and shareholders’ equity at exchange rates prevailing at the balance sheet date.

o. Income tax

Income tax comprises current income tax and the net change in the deferred tax asset or liability in the year. Deferred income taxes are accounted for using the asset and liability method for the future tax consequences of temporary differences between the tax base and the carrying value of assets and liabilities.

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

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

p. Dividends

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2003 and 2004, the amounts available for distribution are Rs.7,786 million and Rs.8,452 million, respectively. Dividends declared for the years ended March 31, 2002, 2003 and 2004 were Rs.87.50, Rs.8.50 and Rs.4.50 per equity share. For the year 2004, the dividend proposed by the Board of Directors which is pending approval of the shareholders in the Annual General Meeting is Rs.4.50 per equity share. The Company paid dividends of Rs.35,625 million (including Rs.21,375 million as special dividend), Rs.3,563 million and Rs.2,423 million during the years ended March 31, 2002, 2003 and 2004 respectively.

q. Earnings per share

The Company reports basic and diluted earnings per equity share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purposes of earnings per share, stock dividends declared by the Company have been given retroactive effect for all the years presented.

r. Comprehensive income / (loss)

The Company reports comprehensive income / (loss) in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities, exchange differences on translation of foreign affiliates/joint ventures along with net income are components of comprehensive income.

s. Segment information

The Company identifies international telephony and related services as its operating segments. Operating segments other than the international telephony and related services segment do not meet the quantitative thresholds specified by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and do not qualify as reportable segments. Segment-wise information has been provided in Note 26.

t. Derivative financial instruments

The Company recognizes all derivatives as assets or liabilities in the balance sheet and measures them at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quotations obtained from inter-bank market participants.

The Company, in accordance with its risk management policies and procedures, enters into foreign currency forward contracts to manage its exposure in foreign exchange rates. The counter party is generally a bank. Although these contracts are effective as hedges from an economic perspective they are not designated as hedges.

u. Convenience Translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2004 have been translated into US dollars at US$1.00 = Rs.43.40 based on the noon buying rate for

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

cable transfers on March 31, 2004 as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts referred to in these financial statements have been, or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. Acquisition

On March 30, 2004, the Company purchased the internet service provider (ISP) business from DishnetDSL Limited for a cash consideration of Rs.2,700 million. The purpose of the acquisition was to strengthen the Company’s customer base for its internet business to increase capacity.

The purchase consideration has been allocated as follows:

	Allocation of purchase price
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	191	US$	4
Property, plant and equipment		1,934		45
Receivables		314		7
Other assets		391		9
Short term borrowings		(630)		(14)
Other liabilities, net		(519)		(12)

Fair value of net assets acquired		1,681		39
Goodwill		1,019		24

Total purchase consideration	Rs.	2,700	US$	63

Rs.150 million of the total purchase consideration was payable in April 2004 and has been recognised under accrued expenses and other liabilities (See Note 13).

In accordance with the terms of the agreement, an amount of Rs.180 million would be payable by the Company for certain services to be rendered by DishnetDSL Limited in the conduct of ISP business. The amount is payable over a period of eighteen months from the balance sheet date.

4. Cash and cash equivalents

Cash and cash equivalents include the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Cash in hand	Rs.	1	Rs.	2	US$	—
Current accounts with banks		271		185		4

Total	Rs.	272	Rs.	187	US$	4

5. Term deposits with banks

Term deposits with banks include Rs.6, 258 million and Rs.5,972 million as of March 31, 2003 and 2004, respectively the use of which is restricted to the import of capital equipment. Term deposits in the year ended March 31, 2004 include Rs.115 million held as margin money for trade finance facilities by banks.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

6. Trade and other receivables

Trade and other receivables include the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Trade accounts receivable:
Amounts due from foreign administrations	Rs.	6,302	Rs.	3,414	US$	79
Domestic trade debtors		1,575		1,876		43

Total trade accounts receivable		7,877		5,290		122
Interest receivable		225		176		4
Other sundry deposits		60		263		6
Other receivables		429		1,303		30

Total	Rs.	8,591	Rs.	7,032	US$	162

Amounts due from BSNL/MTNL for traffic settlement are netted against amounts due to BSNL/MTNL for traffic settlement and are reported in trade payables. The Company has legal right of set-off.

7. Investments

Investments consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Investments available for sale, at market value	Rs.	682	Rs.	12,442	US$	287
Investments at cost, net		2,992		2,540		58

Total	Rs.	3,674	Rs.	14,982	US$	345

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31, 2003						As of March 31, 2004
	Amortized Cost		Gross unrealized gains		Fair value		Amortized Cost		Gross unrealized gains		Fair value
	(In millions)
Available-for sale-securities
Equity shares	Rs.	562	Rs.	120	Rs.	682	Rs.	562	Rs.	436	Rs.	998	US$	23
Mutual funds		—		—		—		11,441		3		11,444		264

Total available-for- sale securities	Rs.	562	Rs.	120	Rs.	682	Rs.	12,003	Rs.	439	Rs.	12,442	US$	287

Equity securities without readily determinable market values and carried at cost were Rs.2,992 million and Rs.2,540 million (US$58million) in the years ended March 31, 2003 and 2004 respectively.

Dividends from investments were Rs.405 million in the year ended March 31, 2004. There was no dividend income in the years ended March 31, 2002 and 2003. Realized gains on investments without readily determinable

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

market values amounted to Rs.941 million during the year ended March 31, 2004. Realized gains on available-for-sale securities amounted to Rs.60 million in the year ended March 31, 2004 and proceeds of sale were Rs.56,331 million. There were no sales of investments in the years ended March 31, 2002 and 2003.

8. Investments in affiliates

Summarized unaudited combined financial information for affiliates accounted for under the equity method is as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Results of operations	Rs.	(4,330)	Rs.	(9,599)	US$	(221)
Assets		45,446		80,401		1,853
Liabilities		45,136		72,872		1,679

As of March 31, 2004, the Company’s investments exceeded its underlying equity in net assets of its affiliates by Rs.2,627 million. The difference represents goodwill of Rs.2,627 million which is tested for impairment annually in accordance with SFAS No. 142.

9. Property, plant and equipment

Property, plant and equipment by asset category are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Land	Rs.	782	Rs.	782	US$	18
Buildings		2,434		2,577		59
Plant and machinery		29,751		34,232		789
Computers		738		1,193		28
Motor vehicles		15		13		—
Furniture and fixtures		212		300		7

Property, plant and equipment, at cost		33,932		39,097		901
Less: Accumulated depreciation		(13,279)		(15,792)		(364)
Less: Impairment in carrying values of fixed assets		—		(6,709)		(155)

		20,653		16,596		382
Add: Capital work-in-progress		1,120		2,176		50

Property, plant and equipment, net	Rs.	21,773	Rs.	18,772	US$	432

As a consequence of steep decline in inbound and outbound settlement rates due to intense competition for long distance traffic, the Company’s revenues declined significantly. There has also been a significant decline in the acquisition cost of telecommunications plant and equipment. Following these trigger events, the Company performed an impairment test as of December 31, 2003 in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The fair values of property, plant and equipment were determined based on an independent external valuation. The valuation was based on the market prices of the assets appropriately adjusted to reflect the age and present condition. The fair value of the assets was determined as Rs.14,516 million as against the carrying value of Rs.21,225 million resulting in recognition of an impairment loss of Rs. 6,709 million in earnings in fiscal 2004.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

Further, on January 1, 2004, the Company revised the estimated useful lives of undersea cables (including IRUs) from 10 - 25 years to 18 years or contractual period whichever is lower resulting in additional depreciation expense of Rs. 230 million in fiscal 2004.

Property, plant and equipment include Rs.1,426 million and Rs.1,192 million, net of amortization, for IRUs as of March 31, 2003 and 2004, respectively.

10. Other assets

Other assets include the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Prepaid expenses		632		537		12
Other assets		30		35		1

Total	Rs.	662	Rs.	572	Rs.	13

11. Short-term borrowings

As of March 31, 2003 and 2004, the Company had short-term borrowings of Rs.3,540 million and Rs.630 million, (interest-free) respectively. The short-term borrowing as of March 31, 2004 is repayable in three equal monthly installments by June 2004. Weighted average interest rate was 6.5% for the year ended March 31, 2003.

12. Trade payables

Trade payables include the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Amounts due to foreign administrations	Rs.	586	Rs.	613	US$	14
Amounts due to domestic operators		1,836		2,889		67

Total	Rs.	2,422	Rs.	3,502	US$	81

13.	Accrued expenses and other liabilities

Accrued expenses and other liabilities include the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Unearned income	Rs.	3,039	Rs.	3,664	US$	84
Amount payable for purchase of DishnetDSL (see Note 3)		—		150		4
Other payables and accrued expenses		5,079		6,469		149

Total	Rs.	8,118	Rs.	10,283	US$	237

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

14. Income tax

The income tax expense/(benefit) comprises the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Current income tax expense	Rs.	6,661	Rs.	4,176	Rs.	1,345	US$	31
Deferred income tax expense (benefit)		(702)		214		(2,019)		(46)

Income tax expense/(benefit)	Rs.	5,959	Rs.	4,390	Rs.	(674)	US$	(15)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Net income before taxes	Rs.	19,130	Rs.	11,977	Rs.	(1,009)	US$	(23)
Statutory income tax rate		35.70%		36.75%		35.875%
Expected income tax expense/(benefit)		6,829		4,401		(362)		(8)
Adjustments to reconcile expected income tax expense to actual tax expense:
Permanent differences:
Effect of lower tax rate on capital gain arising on sale of investment at cost		—		—		(164)		(4)
Dividend received on mutual funds exempt from income tax		—		—		(145)		(3)
Income exempt under tax holiday		(957)		—		—		—
Provision for diminution in value of investment not allowed for tax		24		—		—		—
Stock based compensation cost		320		—
Exchange gain on GDR deposits treated as capital receipt for income tax purposes		59		—		—		—
Others, net		(110)		42		57		1
Effect of change in statutory tax rate		(206)		(53)		(60)		(1)

Income tax expense/(benefit)	Rs.	5,959	Rs.	4,390	Rs.	(674)	US$	(15)

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Tax Effect of:
Deductible temporary differences:
Allowances for trade receivables	Rs.	624	Rs.	589	US$	14
Others		132		89		2

Deferred tax asset		756		678		16

Taxable temporary differences:
Differences in carrying values of property, plant and equipment for accounting and income tax purposes		3,182		1,084		25
Tax effect allocated to other comprehensive income on unrealized gain on securities- available- for sale		46		94		2

Deferred tax liability		3,228		1,178		27

Net deferred tax liability	Rs.	2,472	Rs.	500	US$	11

15. Securities Premium (additional paid-in-capital) account

At an extra-ordinary general meeting held on April 2, 2004 the shareholders of the Company approved and the High Court Judicature at Mumbai confirmed, in its order passed on May 6, 2004, the utilization of the Securities Premium account towards reduction in carrying values of property, plant and equipment. Consequently, Rs.9,564 million has been adjusted against the Securities Premium account under Indian GAAP. An impairment test on the carrying values of property, plant and equipment was undertaken and an impairment loss of Rs.6,709 million has been expensed under US GAAP.

16. Traffic Revenues

Traffic revenues comprise the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Telephone:
Foreign	Rs.	41,503	Rs.	27,143	Rs.	12,824	US$	295
Domestic		16,153		9,656		9,106		210
Leased circuits		3,584		4,231		5,514		127
Telegraph, television and others		3,810		4,311		4,804		111

Total	Rs.	65,050	Rs.	45,341	Rs.	32,248	US$	743

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

17. Network costs

Network and transmission costs comprise the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Payment for traffic costs to:
Domestic operators (net of accrued expenses no longer required of Rs 732 million written back)	Rs.	23,050	Rs.	13,528	Rs.	9,383	US$	216
Foreign administrations		10,721		6,741		4,647		107
Rent of land lines		2,914		3,319		3,554		82
Other transmission facilities		2,892		2,456		1,791		41

Total	Rs.	39,577	Rs.	26,044	Rs.	19,375	US$	446

18. Other operating costs

Other operating costs comprise the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Staff costs:
Salaries and wages	Rs.	2,525	Rs.	1,566	Rs.	1,326	US$	30
Employee separation costs		—		—		1,029		24
Energy costs		286		302		299		7
Advertising		35		89		51		1
Repairs, maintenance, marketing and other costs		1,957		2,033		2,287		53

Total	Rs.	4,803	Rs.	3,990	Rs.	4,992	US$	115

19. Non-operating income

Non-operating income comprises the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Foreign exchange gains, net	Rs.	939	Rs.	167	Rs.	15	US$—
Reimbursement by GoI of entry fees (See Note 1(c))		279		—		—	—
Gain on sale of investments		—		—		1,001	23
Dividend income		—		—		405	10
Miscellaneous income		153		258		187	4

Total	Rs.	1,371	Rs.	425	Rs.	1,608	US$37

20. Interest Income

Included under interest income are amounts of Rs.535 and Rs.490 million for the years ended March 31, 2003 and 2004, respectively, relating to interest on income tax refunds.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

21. Employee Stock Purchase Scheme (“ESPS”)

As part of the process of disinvestment, GoI on various dates transferred 5,661,546 equity shares to employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer of such equity shares has been accounted for as a charge to compensation cost of Rs.896 million and an accretion to additional paid-in-capital in the year ended March 31, 2002.

Had compensation cost for the Company’s ESPS been determined based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, the Company’s net income and earnings per share for the year ended March 31, 2002 would have been as per the pro forma amounts indicated below:

	Year ended March 31, 2002
	(In millions, except per share amounts)
Net income:
As reported	Rs.	9,537	US$	220
Pro forma		9,776	US$	225

Basic and diluted earnings per share
As reported	Rs.	33.46	US$	0.77
Pro forma		34.30	US$	0.79

The fair value of options used to compute pro forma net income and basic earnings per equity share has been estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

Year ended March 31, 2002
Dividend yield	1%
Expected volatility	88%
Risk-free interest rate	9%
Lock-in period	1 year

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

22. Retirement benefits

Gratuity

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company’s financial statements as of March 31, 2003 and 2004.

	As of March 31,
	2003		2004		2004
	(In millions)
Change in benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	288	Rs.	357	US$	8
Service cost		21		18		—
Interest cost		27		30		1
Actuarial loss / (gain)		33		(5)		—
Benefits paid		(12)		(147)		(3)

Projected benefit obligation, end of the year		357		253		6

Change in plan assets:
Fair value of plan assets, beginning of the year		288		357		8
Actual return on plan assets		28		30		1
Employer contributions		52		20		—
Benefits paid		(12)		(147)		(3)
Gain / (Loss) on plan assets		1		(4)		—

Fair value of plan assets, end of the year		357		256		6

Prepaid benefit		—		3		—

Net gratuity cost for the years ended March 31, 2002, 2003 and 2004 comprises the following components:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Service cost	Rs.	16	Rs.	21	Rs.	18	—
Interest cost		23		27		30	1
Net transitional liability recognized		13		—		—	—
Net actuarial loss / (gain) recognized		105		31		(1)	—
Expected return on plan assets		(11)		(27)		(30)	(1)

Net gratuity cost	Rs.	146	Rs.	52	Rs.	17	—

The assumptions used in accounting for the gratuity plans for the years ended March 31, 2002, 2003 and 2004 are set out below:

	Years ended March 31,
	2002	2003	2004
	(%)
Discount rate	10.0	9.5	8.5
Rate of increase in compensation levels of covered employees	6.0	5.0	5.0
Rate of return on plan assets	9.5	9.5	8.5

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

The Company’s plan asset allocation as of March 31, 2003 and 2004 by category is as follows:

Category of Assets	Years ended March 31,
	2003	2004
Debt securities	82%	85%
Others	18%	15%

Total	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting only a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The Company is expected to contribute Rs. 1 million to the gratuity fund in fiscal 2005.

Pension

Pension contributions comprise the Company’ share of contribution relating to the OCS employees who were transferred to VSNL in the financial year ended March 31, 1990. The gross pension obligation as at March 31, 2004 is Rs.303 million of which the Company’s share amounted to Rs. 44 million.

Provident fund

The Company contributed Rs.69 million, Rs.70 million and Rs.68 million to the provident fund for the years ended March 31, 2002, 2003 and 2004, respectively.

23. Estimated fair value of financial instruments

The carrying amounts for cash, cash equivalents, short-term bank deposits, investments, accounts receivable, short term borrowings, trade payables and other liabilities approximate their fair values due to the short maturity period of these instruments.

24. Commitments and contingencies

Commitments and contingencies are as follows:

Capital commitments

Capital commitments represent expenditure, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a one-year period. The amount of these commitments totalled Rs.5,067 million as of March 31, 2004. In accordance with the shareholders’ agreement with Tata Teleservices Limited, (“TTSL”) an affiliate, the Company contributed Rs.403 million subsequent to the balance

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

sheet date and had an obligation to contribute additional capital of Rs.1,951 million by June 30, 2004. As at the date of approval of these financial statements, no amounts have been called for by TTSL. In accordance with the shareholders’ agreement of United Telecom Limited, (“UTL”) an affiliate, the Company has an obligation to contribute additional capital of Rs.100 million. The amount is payable to UTL on demand.

Contingencies

Income tax matters

The company faces significant claims by the revenue authorities in respect of income tax matters for:

(a) expenditure on license fees for fiscal 1995 disallowed by the revenue authorities. The Company’s appeal was allowed at the Tribunal stage, and the matter is now pending before the High Court. An appeal on similar grounds for the fiscal 1994 is pending before the Commissioner of Income Tax (Appeals). The Company has obtained favorable decisions in other assessment years, which have not been contested by the revenue authorities, and the Company is of the view that the claims will eventually be decided in its favor. Tax expense and interest on the license fee disallowed amounts to Rs.3,827 million;

(b) deductions claimed under Section 80 IA of the Income Tax Act from fiscal years 1996 onwards have been disallowed by the revenue authorities. The Company has contested the disallowance and has preferred appeals. Tax expense and interest on disallowance of the deduction amounts to Rs.5,768 million; and

(c) reimbursement by DoT of income tax paid by the Company on the DoT levy during fiscal 1995, that was taxed by the revenue authorities. The Company is in appeal. Tax expense and interest on the re-imbursement amounts to Rs.2,853 million.

Other contingencies

The Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of business. There are no such matters pending that the Company expects to be material to its financial position, results of operations or cash flows.

25. Related party transactions

The Company’s principal related parties consist of its principal shareholders, government departments, government owned or controlled companies and affiliates of the Company. As described elsewhere in these financial statements, the Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of March 31, 2003 and 2004, amounts receivable from employees aggregated to Rs.260 million and Rs.144 million, respectively, are included in trade and other receivables. Interest free short-term advances made to employees aggregated to Rs.11 million and Rs.4 million as of March 31, 2003 and 2004, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs.11 million, Rs.20 million and Rs.23 million for the years ended March 31, 2002, 2003 and 2004, respectively, is included in staff costs.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

26. Segment information

Management has reviewed and revised the reportable business segments to include international telephony, international private leased circuit, frame relay, telex and telegraph as a separate reportable segment “international telephony and related services” for the purpose of evaluating performance and to facilitate decision making on future allocations of resources. Services provided, other than those stated above, are reported as “others”.

The Company’s chief operating decision maker utilizes revenue information in assessing performance and making overall operating decisions and resource allocation. Communication services are provided utilizing the Company’s assets, which generally do not make a distinction between the types of services. As a result, the Company cannot, and does not, allocate expenses relating to assets or asset costs by segment.

Summarized segment information for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Year ended March 31, 2002
	International telephony and related services		Other services		Total
	(In millions)
Traffic revenues	Rs.	60,626	Rs.	4,424	Rs.	65,050
Network and transmission costs		38,062		1,515		39,577
License fee		5,027		366		5,393

Segment operating profit		17,537		2,543		20,080
Unallocable operating costs						6,701
Operating income						13,379
Non operating income (expense), net						5,751
Income before tax						19,130
Income tax expense						(5,959)
Dividend tax						(3,634)
Equity in net loss of affiliates						—

Net income					Rs.	9,537

	Year ended March 31, 2003
	International telephony and related services		Other services		Total
	(In millions)
Traffic revenues	Rs.	41,189	Rs.	4,152	Rs.	45,341
Network and transmission costs		25,002		1,042		26,044
License fee		3,288		333		3,621

Segment operating profit		12,899		2,777		15,676
Unallocable operating costs						6,492
Operating income						9,184
Non operating income (expense), net						2,793
Income before tax						11,977
Income tax expense						(4,390)
Dividend tax						—
Equity in net loss of affiliates, net of tax						(143)

Net income					Rs.	7,444

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

	Year ended March 31, 2004
	International telephony and related services		Other services		Total		US$
	(In millions)
Traffic revenues	Rs.	27,773	Rs.	4,475	Rs.	32,248	US$	743
Network and transmission costs		18,161		1,214		19,375		446
License fee		2,188		95		2,283		53

Segment operating profit		7,424		3,166		10,590		244
Unallocable operating costs						14,626		337
Operating income						(4,036)		(93)
Non operating income (expense), net						3,027		70
Loss before tax						(1,009)		(23)
Income tax benefit						674		15
Dividend tax						(310)		(7)
Equity in net loss of affiliates,						(1,921)		(44)

Net loss					Rs.	(2,566)	US$	(59)

Unallocable operating costs include staff cost, energy cost, impairment loss on property, plant and equipment, license fees on non- operating income, depreciation and other general administrative overheads, which are not allocable and have not been allocated segment-wise.

The Company renders international telephony and value added services and derives its revenue from administrations in the following geographical locations:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions, except percentages)
India	Rs.	23,527	Rs.	16,912	Rs.	17,970	US$	414
United States of America		19,436		10,774		5,216		120
United Arab Emirates		6,720		5,468		2,822		65
Saudi Arabia		3,802		3,199		1,445		33
Rest of the world		11,565		8,988		4,795		111

Total	Rs.	65,050	Rs.	45,341	Rs.	32,248	US$	743

Revenues from major customers are as follows:

	2002		2003		2004		2004
Domestic carriers	Rs.	23,527	Rs.	11,504	Rs.	6,239	US$	144
MCI WorldCom		9,513		5,588		2,001		46
Concert AT&T		6,987		3,854		2,363		54
Etisalat		6,720		5,599		2,822		65
Others		18,303		18,796		18,823		434

Total	Rs.	65,050	Rs.	45,341	Rs.	32,248	US$	743

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company’s total credit exposure.

Videsh Sanchar Nigam Limited

Notes to Financial Statements—(Continued)

Balances due from major customers are as follows:

	Years ended March 31,
	2003		2003
	(In millions, except percentages)
Etisalat	Rs.	1,015	13%
MCI WorldCom		493	6
Concert AT&T		740	9
Saudi Telecom		1,444	19
Others		4,185	53

Total	Rs.	7,877	100

	Years ended March 31,
	2004		2004		2004
	(In millions, except percentages)
MCI Worldcom	Rs.	744	US$	17	14%
Etisalat		414		10	8
VF Equant Networks		329		7	6
Ministry of Communications—Kuwait		233		5	4
Tata Teleservices, an affiliate		159		4	3
Others		3,411		79	65

Total	Rs.	5,290	US$	122	100

All revenues earned by the Company are from its operations in India. Substantially all of the Company’s property, plant and equipment are located in India.

27. Post Balance Sheet event

Dividend

On June 22, 2004, the board of directors of the Company declared dividend of Rs.4.50 per equity share aggregating to Rs.1,283 million which is subject to approval by the shareholders at the ensuing annual general meeting. Dividend tax amounting to Rs.164 million would be payable on the dividend distributed and will be chargeable to the statement of operations for the year ending March 31, 2005.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2	Articles of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.3	Memorandum of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.4*	Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*	Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*	Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited, dated 13 February 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited and the Company dated 6 February 2002.

4.1†	Interconnect Agreement between Videsh Sanchar Nigam Limited and Bharat Sanchar Nigam Limited, dated September 27, 2004.

4.8****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.9****	License Agreement for Provision of Internet Service (Including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

10.3	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

10.4**	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.
*	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Statement on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.