Form 20-F/A
period 2004-03-31
VIDESH SANCHAR NIGAM LTD
filed 2005-09-30
CIK 1116134

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . . . .

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

285,000,000 EQUITY SHARES

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes  ☐    No  ☒

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended March 31, 2004 of Videsh Sanchar Nigam Limited (the “Company”) is being filed solely to amend Part–III, Item 18, titled “Financial Statements” to include the audited financial statements of Tata Teleservices Limited for the fiscal year ended March 31, 2004. The Company’s Annual Report on Form 20-F was previously filed with the Securities and Exchange Commission on September 29, 2004 and this Amendment No.1 makes no changes to the financial statements contained therein other than the inclusion of the financial statements of Tata Teleservices Limited.

PART III

ITEM 18. FINANCIAL STATEMENTS

Attached are financial statements of Tata Teleservices Limited (“TTSL”) for the year ended March 31, 2004, which have been audited in accordance with auditing standards generally accepted in India and in the United States by independent auditors. These financial statements have been prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”). These financial statements include a discussion of differences between Indian GAAP and US GAAP as well as a reconciliation of net income and shareholders equity under Indian GAAP to US GAAP in note no. 17 in Schedule T.

TTSL is not a majority-owned subsidiary nor is it a consolidated subsidiary for purposes of the Company’s financial statements. The Company accounted for its interest in TTSL in the fiscal year ended March 31, 2004 in accordance with the equity method. These financial statements are being included pursuant to Rule 3.09 of Regulation S-X in accordance with the income significance test under Rule 1-02(w) of Regulation S-X. That is, the Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of TTSL exceeded 20% of such income of the Company on a consolidated basis for the fiscal year ended March 31, 2004.

2

ITEM 19.	EXHIBITS

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications Pursuant To 18 U.S.C. Section 1350.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

September 30, 2005

VIDESH SANCHAR NIGAM LIMITED,

By:	/s/ NARASIMHAN SRINATH
Name:	Narasimhan Srinath
Title:	Executive Director

By:	/s/ RAJIV DHAR
Name:	Rajiv Dhar
Title:	Chief Financial Officer

4

Tata Teleservices Limited

Year ended March 31, 2004

with Report of Independent Auditors

1

Tata Teleservices Limited

Consolidated Financial Statements

2

Report of Independent Auditors

To the Board of Directors of

Tata Teleservices Limited

We have audited the accompanying consolidated balance sheet of Tata Teleservices Limited as of March 31, 2004, and the related consolidated profit and loss account and consolidated statement of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Tata Teleservices (Maharashtra) Limited (‘TTML’), a subsidiary, which statements reflect total assets of Rs. 25,716 million as of March 31, 2004 and total revenues of Rs. 5,975 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TTML, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in India and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2004 and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in India which differ in certain respects from those generally accepted in United States (see Note 17 of Schedule T of the schedules forming part of the consolidated financial statements).

Mumbai, India

June 29, 2004, except for

Note 17 of Schedule T of the schedules forming part of

the consolidated financial statements,

as to which the date is

September 12, 2005

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Tata Teleservices (Maharashtra) Limited

We have audited the accompanying balance sheet of Tata Teleservices (Maharashtra) Limited (“Company”), a Company incorporated in India as of March 31, 2004 and the related profit and loss account and the cash flow statement for the year then ended (all expressed in crores of Indian Rupees). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in India and those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to and nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in India (Refer note no. 2a of Schedule 15).

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net loss for the year ended March 31, 2004 and the determination of stockholder’s equity and the cash flows as of March 31, 2004, to the extent summarized in note no. 20 of Schedule 15.

Mumbai, dated September 9, 2005

Tata Teleservices Limited

Consolidated Balance Sheets

		March 31,
	Schedule	2004	2004	2003 (Unaudited)
		(US Dollars millions) (Schedule S Note 2.1)	(Rupees millions)
SOURCES OF FUNDS
Shareholders’ funds
Equity share capital	A	679	29,464	14,254
Preference share capital	A	192	8,354	8,354
Advance against equity share capital	B	17	740	—

		888	38,558	22,608

Minority interest	C	42	1,836	3,402

Loan funds
Secured loans	D	778	33,776	12,211
Unsecured loans	E	354	15,342	8,558

		1132	49,118	20,769

		2,062	89,512	46,779

APPLICATION OF FUNDS
Fixed assets	F
Gross		1,137	49,364	33,609
Less: Accumulated depreciation		(278)	(12,084)	(6,650)

Net		859	37,280	26,959
Capital work-in-progress (including capital advances of Rs 2,067.67 million (2003 - Rs 249.41 million (unaudited)))		261	11,333	4,730

		1,120	48,613	31,689

License entry fees	G	379	16,445	7,399

Investments	H	12	507	1,033

Current assets, loans and advances	I
Inventories		—	12	35
Sundry debtors		97	4,223	946
Cash and bank balances		104	4,519	1,381
Loans and advances		109	4,733	3,095

		310	13,487	5,457

Less: Current liabilities and provisions	J
Current liabilities		244	10,593	11,355
Provisions		51	2,197	1,225

		295	12,790	12,580

Net current assets/(liabilities)		15	697	(7,122)

Miscellaneous expenditure (to the extent not written-off or adjusted)	K	70	3,022	3,500
Profit and loss account		466	20,228	10,281

		2,062	89,512	46,779

Background and significant accounting policies	S
Notes forming part of the accounts	T

The schedules referred to above and notes to accounts form an integral part of the balance sheet.

Tata Teleservices Limited

Consolidated Profit and Loss Accounts

		Year ended March 31,
	Schedule	2004	2004	2003 (Unaudited)
		(US Dollars millions) (Schedule S Note 2.1)	(Rupees millions)
Income
Service revenues		323	14,001	3,892
Sale of equipment		3	139	62
Other income	T, Note 10	4	167	749

		330	14,307	4,703

Expenses
Cost of services	L	176	7,626	1,651
Cost of equipment sold	M	3	112	46
Employee costs	N	29	1,278	535
Administration & selling costs	O	162	7,038	2,166

		370	16,054	4,398

(Loss)/profit before amortization, depreciation, finance charges, pre-operating costs and tax		(40)	(1,747)	305
Amortization and miscellaneous expenditure written off	P	32	1,374	438
Depreciation	F	114	4,932	2,078
Finance charges, net	Q	74	3,224	1,351
Pre-operating costs	R	3	123	410

Loss for the year before loss of associate company and minority interest		(263)	(11,400)	(3,972)
Loss of associate company	H	(3)	(130)	(261)
Minority interest in loss of TTML	C	36	1,583	45

Loss for the year before tax		230	(9,947)	(4,188)
Provision for tax		—	—	—

Loss for the year		230	(9,947)	(4,188)

Loss, beginning of the year		236	(10,281)	(5,429)
Adjustment for amortization of miscellaneous expenditure in accordance with transitional provisions of AS 26	S, Note 2.8	—	—	(451)
Adjustment for loss of associate company and amortization of goodwill for investment in associate for prior years in accordance with transitional provisions of AS 23	H & S, Note 2.5		—	(213)

Loss, end of the year		(466)	(20,228)	(10,281)

Loss per share (equity shares, par value of Rs 10 each)	S, Note 2.17
Basic and diluted (in Rs)		(0.12)	(5)	(6)

Weighted average number of shares in computing loss per share
Basic and diluted		1,944,929,567	1,944,929,567	741,714,773

Background and significant accounting policies	S
Notes forming part of the accounts	T

The schedules referred to above and notes to accounts form an integral part of the profit and loss account.

Tata Teleservices Limited

Consolidated Statements of Cash Flows

	Year ended March 31,
	2004	2004	2003 (Unaudited)
	(US Dollars millions)	(Rupees millions)
	(Schedule S Note 2.1)
Cash flows from operating activities
Loss for the year before loss of associate company and minority interest	(263)	(11,400)	(3,972)
Adjustment for:
Amortization and miscellaneous expenditure written off	32	1,374	438
Depreciation	114	4,932	2,078
Finance charges	79	3,413	1,505
Interest income	(4)	(172)	(68)
Profit on sale of investment	—	(17)	(23)
Provision for doubtful debts	30	1,297	123
Provision for irrecoverable and damaged assets	3	144	30
Provision for irrecoverable handset installments	9	396	—
Profit on sale of fixed assets, net	—	7	18

Operating (loss)/profit before working capital changes	—	(26)	129

Adjustment for changes in:
Decrease in inventories	1	22	—
Increase in sundry debtors	(105)	(4,573)	(401)
Increase in loans and advances	(34)	(1,453)	(2,294)
Increase in current liabilities and provisions	133	5,794	1,408

Cash generated from operations	(5)	(236)	(1,158)
Direct taxes paid	—	(4)	—

Net cash from operating activities (A)	(5)	(240)	(1,158)

Cash flows from investing activities
Purchase of fixed assets	(521)	(22,594)	(8,585)
Sale of fixed assets	1	64	12
Expenditure on TTML acquisition	—	—	(235)
Purchase of investments	(578)	(25,099)	(11,954)
Sale of investments	585	25,410	11,466
Finance set up costs and other expenditure	(7)	(299)	(3)
License entry fee and interest thereon	(222)	(9,643)	(157)
Cash and cash equivalents acquired from subsidiary	—	—	707
Interest received	—	(8)	21

Net cash used in investing activities (B)	(742)	(32,169)	(8,728)

Cash flows from financing activities
Proceeds from issue and proposed issue of equity share capital	368	15,950	6,484
Contribution to share capital by minority shareholders	—	17	—
Repayment of borrowings	(677)	(29,391)	(4,185)
Receipt of borrowings	1,205	52,311	10,490
Interest paid	(77)	(3,340)	(1,742)

Net cash provided by financing activities (C)	819	35,547	11,047

Net increase in cash and cash equivalents (A+B+C)	72	3,138	1,161

Opening balance of cash and cash equivalents	32	1,381	220

Closing balance of cash and cash equivalents	104	4,519	1,381

The schedules A to T annexed hereto form an integral part of this statement.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet

	March 31,
	2004	2003 (Unaudited)
	(Rupees millions)
A: SHARE CAPITAL (See Schedule T, Note 3(a) & (b))

Authorized :

4,163,682,100 (2003 - 2,163,682,100 (unaudited)) equity shares of Rs 10 each	41,637	21,637
836,317,900 (2003 - 836,317,900 (unaudited)) Redeemable non-cumulative convertible preference shares of Rs 10 each	8,363	8,363

	50,000	30,000

Issued, subscribed and paid-up :
2,946,401,000 (2003 - 1,425,400,800 (unaudited)) equity shares of Rs 10 each, fully paid up	29,464	14,254

835,355,391 (2003 - 835,355,391 (unaudited)) 0.1 per cent Redeemable non-cumulative convertible preference shares (‘RPS’) of Rs 10 each	8,354	8,354
(the above preference shares are allotted as fully paid up pursuant to contracts without consideration being received in cash)

	37,818	22,608

B: ADVANCE AGAINST EQUITY SHARE CAPITAL (See Schedule T, Note 3(c))
Advance against equity share capital	740	—

C: MINORITY INTEREST

Share attributable to minority shareholders on account of the following:
Balance, beginning of the year	3,402	—
Share in net assets of TTML at the date of acquisition	—	3,447
Cash infusion by the minority shareholders	17	—
Share of net loss of TTML	(1,583)	(45)

	1,836	3,402

D: SECURED LOANS (See Schedule T, Note 4)

Long-term loans from bank and financial institutions:
From banks	250	600
From financial institutions	10,458	600
Interest accrued and due	—	193

	10,708	1,393

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

	March 31,
	2004	2003 (Unaudited)
	(Rupees millions)
D: SECURED LOANS (See Schedule T, Note 4) (continued)
Short term debentures :
Zero coupon secured non convertible redeemable debentures	—	1,300

Short-term loans from bank and financial institutions:
From financial institution	6,900	2,850
From banks	16,158	6,668

	23,058	9,518

Deferred payment credits	10	—

	33,776	12,211

E: UNSECURED LOANS (See Schedule T, Note 4)
Short-term loans
From banks	5,495	2,800
From others	4,417	5,758
Interest accrued & due	2	—

	9,914	8,558

Other loans and advances
Vendor financing	5,428	—

	15,342	8,558

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

F: FIXED ASSETS (See Schedule T, Note 5)

	Gross						(Rupees millions)				Net
						Accumulated Depreciation
Asset Group	Opening Balance	Acquired on acquisition	Additions	Deletions	Closing Balance	Opening Balance	Acquired on acquisition	Additions	Deletions	Closing Balance	As at March 31,
For the year ended March 31, 2003 (unaudited)
Goodwill	—	—	308	—	308	—	—	21	—	21	287
Land	—	64	143	—	207	—	6	—	—	6	201
Buildings	76	24	64	1	163	—	3	—	—	3	160
Leasehold improvements	134	69	550	7	746	51	5	58	3	111	635
Plant & machinery	8,122	15,505	8,698	541	31,784	1,613	2,886	1,889	113	6,275	25,509
Furniture & fittings	64	158	74	5	291	41	61	89	—	191	100
Vehicles	76	13	43	22	110	31	3	21	12	43	67

	8,472	15,833	9,880	576	33,609	1,736	2,964	2,078	128	6,650	26,959

For the year ended March 31, 2004
Goodwill	308	222	800	—	1,330	21	70	166	—	257	1,073
Land	207	—	—	—	207	6	31	1	—	38	169
Buildings	163	353	11	—	527	3	9	6	—	18	509
Leasehold improvements	746	43	319	5	1,103	111	404	104	—	619	484
Plant & machinery	31,784	1,058	13,025	111	45,756	6,275	30	4,579	125	10,759	34,997
Furniture & fittings	291	59	35	6	379	191	97	51	4	335	44
Vehicles	110	3	37	88	62	43	1	25	11	58	4

	33,609	1,738	14,227	210	49,364	6,650	642	4,932	140	12,084	37,280

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

	March 31,
	2004	2003 (Unaudited)
	(Rupees millions)
G: LICENSE ENTRY FEES (See Schedule S, Note 1(c) and 2.7)
Opening balance (includes capitalized interest on funding of license entry fees of Rs. 315 million (2003 - Rs 157 million (unaudited)) for New Circles)	9,005	3,522
Acquisition through business combination	—	5,325
Incurred during the year	9,615	—
Interest on funding of license entry fee for New Circles	28	158

	18,648	9,005
Less: Accumulated amortization	(2,203)	(1,606)

	16,445	7,399

H: INVESTMENTS ( See Schedule S, Note 2.5 & Schedule T, Note 6)
Trade
Long term (At cost)
Unquoted
268,000 (2003 - Nil (unaudited)) equity shares of Rs 10 each, fully paid up in Andhra Pradesh Gas Power Corporation Ltd	41	—

Non trade
Current (At lower of cost and fair value), unquoted:
Investments in mutual funds
Prudential ICICI Institutional Liquid Plan	216	156
IDBI Principal Cash Management Fund	—	55
IL&FS Liquid Account- Growth Fund	—	100
Tata Liquid Super High Investment Fund	—	100
JM High Liquidity Fund - Institutional Plan	—	50
IDBI Principal Cash Management	—	15
Grindlays Cash Fund Institutional	—	75
Kotak Mahindra Liquid Institutional Plan	150	50
Birla Cash Plus Institutional Plan	100	—
HDFC Mutual Fund	—	100
DSP Merrill Lynch Mutual Fund-Growth	—	100

	466	801

Long-term and unquoted (At cost)
56,805 (2003 - Nil (unaudited)) equity Shares of Rs. 10 each fully paid up in Miracle Entertainment Private Limited	15	—
Less: Provision for diminution in value of investment in Miracle Entertainment Private Limited	(15)	—

	—	—

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

	March 31,
	2004	2003
		(Unaudited)
	(Rupees millions)
H: INVESTMENTS (See Schedule S, Note 2.5 & Schedule T, Note 6) (continued)
Investment in Tata Internet Services Limited (75,000,000 (2003 - 75,000,000 (unaudited)) equity shares at Rs 10 each, fully paid up), an associate up to October 26, 2003
Net assets taken over at acquisition date (September 1, 2001)	528	528
Goodwill created as part of the acquisition	222	222

Gross investment value	750	750
Less:
Tata Teleservices Limited’s (“TTL”) share of loss of associate company	(448)	(187)
TTL’s share of current period/year losses of associate company	(130)	(261)
Amortization of goodwill	(96)	(70)
Adjusted on acquisition of additional 75,000,000 equity shares on October 27, 2003	(76)	—

Balance, end of the year	—	232

	507	1,033

Aggregate value of current investments - at cost	466	801

Aggregate value of current investments - at fair value	466	802

Aggregate value of unquoted investments - at cost	41	—

I: CURRENT ASSETS, LOANS AND ADVANCES

(i) Inventories (See Schedule S Note 2.6)
Equipment	11	30
Tools & test sets	—	4
Smart cards	1	1

	12	35

(ii) Sundry Debtors
Debts outstanding for a period exceeding six months
Secured and considered good	32	8
Unsecured and considered good	132	2
Unsecured and considered doubtful	325	92

	489	102

Debts outstanding for a period less than six months
Secured and considered good	325	269
Unsecured and considered good	3,734	667
Unsecured and considered doubtful	1,089	75

	5,148	1,011

	5,637	1,113

Less: Provision for doubtful debts (net off bad debts written off Rs 50 million (2003 - Rs Nil (unaudited))	(1,414)	(167)

	4,223	946

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

	March 31,
	2004	2003
		(Unaudited)
	(Rupees millions)
I: CURRENT ASSETS, LOANS AND ADVANCES (continued)
(iii) Cash and bank balances
Cash on hand	11	18
Balances with scheduled banks in current accounts	478	902
Balances with scheduled banks in deposit accounts
As margin money for letters of credit	2,651	—
Others	1,379	461

	4,519	1,381

(iv) Loans and advances (recoverable in cash or in kind or for value to be received; unsecured, considered good) Inter-corporate deposits	2,045	780
Prepaid expenses	1,030	324
Security deposits	536	331
Loan to Dishnet DSL Limited	—	1,000
Others	1,122	660

	4,733	3,095

Total current assets, loans and advances	13,487	5,457

J: CURRENT LIABILITIES & PROVISIONS (See Schedule S, Note 2.12, 2.13 & Schedule T, Note 7)

Current liabilities
Sundry creditors
For capital goods	2,885	9,084
For expenses	2,070	282
Deposits from customers	1,217	611
Accrued interest	172	98
Accrued expenses	2,379	683
Taxes payable	281	135
Other liabilities	1,363	335
Book overdraft	226	127

	10,593	11,355

Provisions
Provision for gratuity	39	15
Provision for leave encashment	32	24
Provision for staff benefit funds	157	117
Provision for irrecoverable handset installments	396	—
Provision for irrecoverable & damaged assets	179	57
Provision for contingencies and other contractual claims	1,394	1,012

	2,197	1,225

Total current liabilities & provisions	12,790	12,580

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheet (Continued)

K: MISCELLANEOUS EXPENDITURE (to the extent not written-off or adjusted) (See Schedule S, Notes 2.9 & Schedule T, Note 9)

	COST				(Rupees millions)			NET
				AMORTIZATION
	Beginning of the year	Additions/ Adjustments	End of the Year	Beginning of the year	Adjustment to Opening balance	Additions/ Charge	End of the Year	As at March 31
For the year ended March 31, 2003 (unaudited)
Finance set up cost	122	3	125	—	—	—	—	125
Discount on issue of debentures	—	84	84	—	—	38	38	46
Expenditure for funding of TTML acquisition	—	3,507	3,507	—	—	178	178	3,329

Total	122	3,594	3,716	—	—	216	216	3,500

For the year ended March 31, 2004
Finance set up cost	125	300	425	—	—	171	171	254
Discount on issue of debentures	84	—	84	38	—	46	84	—
Expenditure for funding of TTML acquisition	3,507	—	3,507	178	—	561	739	2,768

Total	3,716	300	4,016	216	—	778	994	3,022

Tata Teleservices Limited

Schedules Forming Part of the Profit and Loss Account

	Year ended March 31,
	2004	2003
		(Unaudited)
	(Rupees millions)
L: COST OF SERVICES
Interconnect charges	4,364	797
Internet access and bandwidth charges	126	—
License fee under revenue sharing arrangement	1,194	426
Royalty and license fee to wireless planning commission	163	36
Network operation expenses	1,313	287
Material consumption	109	42
Other expenses	357	63

	7,626	1,651

M: COST OF EQUIPMENT SOLD
Opening stock
Add: Acquired on TISL acquisition	30	17
Add: Purchases	1	—
	92	59

	123	76
Less: Closing stock	(11)	(30)

	112	46

N: EMPLOYEE COSTS
Salaries, wages and bonus	1,065	443
Welfare expenses	46	17
Contribution to provident and other funds	81	47
Recruitment and training expenses	86	28

	1,278	535

O: ADMINISTRATION & SELLING COSTS
Power & fuel	512	193
Travel & conveyance	260	124
Printing & stationery	65	27
Rent	208	144
Repairs & maintenance	342	253
Communication expenses	48	29
Insurance	46	28
Professional & legal fees	268	158
Advertising & sales promotion	899	390
Provision for doubtful debts	1,297	123
Provision for irrecoverable handset installments	396	—
Provision for irrecoverable & damaged assets (including write off of Rs 22 million (2003 - Nil (unaudited))	144	30
IT solutions	606	267
Commission and incentives	1,047	309
Rates and taxes	110	39
Contingencies claims	492	—
Miscellaneous expenses	298	52

	7,038	2,166

Tata Teleservices Limited

Schedules Forming Part of the Profit and Loss Account (continued)

	Year ended March 31,
	2004	2003 (Unaudited)
	(Rupees millions)
P: AMORTIZATION & MISCELLANEOUS EXPENDITURE WRITTEN OFF (See Schedule S, Notes 2.9 and Schedule T, Note 9)
Amortization of license entry fees	596	222
Amortization of expenditure for funding of TTML acquisition	561	178
Amortization of discount on issue of debenture	46	38
Amortization of other miscellaneous expenditure	171	—

	1,374	438

Q: FINANCE CHARGES , Net Finance charge
Interest expenses
On loans from banks	1,976	957
On other loans	1,089	378
Guarantee commission	119	57
Others	229	50

Total finance charges	3,413	1,442

Finance income
Interest income
Inter corporate deposits	104	61
Bank deposits (Gross of tax deducted at source Rs. 0.96 million (2003 – Rs 3.58 million (unaudited)))	68	7
Others	—	—
Profit on sale of current investments	17	23

Total finance income	189	91

Finance charges, net	3,224	1,351

R: Pre-operating cost (See Schedule T, Note 11)
Employee costs	27	129
Others	96	281

	123	410

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements

Schedule S: Background and significant accounting policies

1. Background

(a) Incorporation and history

Tata Teleservices Limited (the ‘Company’ or ‘TTL’) was formed to provide basic telephony services. On December 26, 2002, Tata Power Company Limited, Tata Industries Limited (‘TIL’) and TTL executed a shareholders agreement with Videsh Sanchar Nigam Limited (‘VSNL’) wherein VSNL agreed to acquire up to 19.9 per cent equity shares of the Company at any given point in time.

TTL signed its first license for providing basic telephony in the state of Andhra Pradesh in September 1997 and commenced operations in Hyderabad on March 31, 1999. As at March 31, 2004, the Company has extended its footprint to 17 cities in the State.

On August 31, 2001, the Company executed license agreements for providing basic telephony services in the states of Delhi, Gujarat, Tamil Nadu and Karnataka (hereinafter collectively referred to as ‘New Licenses’ or ‘New Circles’) for an aggregate license entry fee of Rs 1,750 million. The Company commenced services in Karnataka and Tamil Nadu on November 1, 2002 and Gujarat and Delhi on December 1, 2002.

As of March 31, 2004, the Company has expanded its footprint to 11 cities in Karnataka, 8 in Tamil Nadu and 12 in Gujarat. The statement of profit and loss includes the revenues earned and expenses incurred by the Company in all of its five circles of operations.

Further to the Telecom Regulatory Authority of India’s (‘TRAI’) recommendations of October 27, 2003 and the Department of Telecommunication’s (‘DoT’) guidelines on Unified Access (Basic and Cellular) Services Licence (‘UASL’) dated November 11, 2003, the Company migrated to the UASL effective November 14, 2003 for Andhra Pradesh and the New Circles by paying aggregate amount of Rs 5,445.4 million. With an objective of being a pan-India operator, the Company, in January 2004, paid aggregate license fees of Rs 4,169.1 million to acquire a license to provide basic telephony services under the UASL in eleven new circles of Haryana, Kerala, Uttar Pradesh (UP) (West), UP (East), Kolkata, Punjab, Rajasthan, West Bengal, Himachal Pradesh, Bihar and Orissa (hereinafter collectively referred to as ‘Brand New Circles’). The Company has initiated the process of planning the network roll out at the Brand New Circles and expects to commence operations by the end of calendar year 2004.

(b) Strategic Arrangements

(i) Investment in Tata Teleservices (Maharashtra) Limited (‘TTML’)

On December 6, 2002, the Company acquired 50.83 per cent of the paid-up equity capital of Hughes Tele.com Limited (‘HTIL’), the basic telephony and internet service provider in the state of Maharashtra, from HTIL’s erstwhile promoters, Ritambara Agents Private Limited, Goldman Agent Private Limited, Hughes Electronic Corporation, First HNS Mauritius Limited, Alltel (Mauritius) Holdings Inc. and Kellerton Ventures Corporation, through the issue of 0.1 per cent RPS of Rs 10 redeemable preference shares (‘RPS’) at the end of 51 months at Rs 8 per share and to the extent not redeemed after such period at the end of 75 months at Rs 10 per share (see Note 2.9 (ii).

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

1. Background (continued)

(i) Investment in Tata Teleservices (Maharashtra) Limited (‘TTML’) (continued)

Pursuant to an open offer for the purchase of additional equity shares by the Company, Tata Sons Limited (‘Tata Sons’) and Tata Power Company Limited together acquired further 20 per cent of the paid-up equity capital of the HTIL from the public. On February 13, 2003 the name of HTIL was changed to Tata Teleservices (Maharashtra) Limited (‘TTML’).

TTML launched its Code Division Multiple Access (‘CDMA’) (limited mobility) services in July 2003 in Pune, Nagpur, Aurangabad and Nasik and in August 2003 in Mumbai. TTML has migrated to the UASL effective November 14, 2003. The license fee, service area, roll-out obligations and performance bank guarantee requirements of TTML under UASL are the same as for the Fourth Cellular Mobile Service Providers. Accordingly, TTML did not have to pay any additional Entry Fee for migration to UASL and now holds two UASLs, viz. one for the Mumbai Metro area and another for the Rest of Maharashtra and Goa. At March 31, 2004 TTML, had extended its footprint to 10 cities in operation and has plans to progressively cover other areas within the Circle.

In February 2004, TTML issued additional equity shares as part of its Employee Stock Option Plan (‘ESOP Plan’) resulting in a change in the Company’s shareholding from 50.83 per cent to 50.77 per cent of paid up equity capital of TTML.

(ii) Investment in Tata Internet Services Limited (‘TISL’)

As part of its initiative to optimize synergies between the basic telephony, internet, virtual private network (‘VPN’) and data center services, the Company had invested Rs 750 million in TISL on September 30, 2001, being 50 per cent of TISL’s equity. On October 27, 2003, the Company acquired the remaining 50 per cent equity from TIL for Rs 750 million, thereby making TISL its wholly owned subsidiary.

TISL has been granted an ‘A’ category license from DoT to operate internet services in the whole of India. TISL is the only Indian company operating a Suntone certified data center (certified by Sun Microsystems Inc.) in India and is one of the service providers with the highest number of points (56) of presence to operate VPN services in India.

(iii) Investment in Tata Tele Info Limited (‘TTIL’)

As part of its initiative to optimize synergies between the basic telephony, data content and related value added services, the Company, on March 17, 2004, invested in 49,994 equity shares (while six shares are held by employees of the Company) of Rs 10 each, of Tata Tele Info Limited, at par, as a subscriber to the memorandum of association, thereby making TTIL a wholly owned subsidiary.

TTL, together with its subsidiaries, TTML, TISL and TTIL, is hereinafter collectively referred to as the ‘Group’.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

1. Background (continued)

(iv) Arrangement with Dishnet DSL Limited (‘DDSL’)

The Company entered into a co-location agreement with DDSL on March 24, 2003 wherein the Company would provide its infrastructure for DDSL to use and provide DSL services to its customers and pay a revenue share to the Company. In addition, the Company also entered into a share call and purchase agreement with DDSL and its promoters on March 24, 2003 with an option to acquire the entire equity of DDSL in a strike period of sixty days after 27 months from the date of the agreement. The Company had advanced Rs 1,000 million to DDSL under this agreement, as an interest free loan to fund and expand its operation. Further, on April 30, 2003, the Company had received a security deposit of Rs 52 million against future service income, of which the Company has repaid Rs 40 million. The income for the current year of Rs 9 million has been adjusted against the security deposit. During the year, DDSL refunded the advance of Rs 1,000 million and on March 10, 2004, the Company gave up its option to acquire the equity of DDSL.

(c) License Fees

As at March 31, 2004, the Company held the following licenses:

Circles	Effective Date of License	Paid originally under NTP 99	Payment made during the year for migration to UASL/entry fee for Brand New Circle UASL	Total License Entry Fees paid
		(Rupees millions)
Andhra Pradesh	September 30, 1997	1,614.71	—	1,614.71
Maharashtra	September 30, 1997	5,325.50	—	5,325.50
Delhi	August 31, 2001	500.00	1,207.00	1,707.00
Gujarat	August 31, 2001	400.00	690.00	1,090.00
Karnataka	August 31, 2001	350.00	1,718.30	2,068.30
Tamil Nadu	August 31, 2001	500.00	1,830.10	2,330.10
Haryana	January 30, 2004	—	214.60	214.60
Kerala	January 30, 2004	—	405.40	405.40
UP (West)	January 30, 2004	—	305.50	305.50
UP (East)	January 30, 2004	—	452.50	452.50
Kolkata	January 30, 2004	—	780.10	780.10
Punjab	January 30, 2004	—	1,517.50	1,517.50
Rajasthan	January 30, 2004	—	322.50	322.50
West Bengal	January 30, 2004	—	10.00	10.00
Himachal Pradesh	January 30, 2004	—	11.00	11.00
Bihar	January 30, 2004	—	100.00	100.00
Orissa	January 30, 2004	—	50.00	50.00

Total		8,690.21	9,614.5	18,304.71

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

1. Background (continued)

(c) License Fees (continued)

The total fixed license fees paid under the old license fee regime from inception till July 31, 1999, were considered as the License Entry Fees of the Andhra Pradesh and Maharashtra Circle as part of the migration package to New Telecom Policy introduced in 1999 (‘NTP 99’). The entry fees for the other circles are as per the DoT Guidelines dated January 25, 2001 and November 11, 2003.

DoT amended NTP 99 on November 11, 2003 to introduce UASL allowing operators on payment of additional entry fee, to offer basic and cellular service using any technology in service areas defined as per Fourth Cellular License Guidelines. The Group’s licenses for Andhra Pradesh, Maharashtra, Delhi, Gujarat, Karnataka and Tamil Nadu were migrated to UASL with effect from November 14, 2003 on payment of additional entry fee as above. The license for Tamil Nadu and Maharashtra was split into two licenses. In addition to the above, the Company acquired 11 new licenses under UASL guidelines of November 14, 2003. Further, subsequent to the year-end, on April 30, 2004, the Company signed a UASL for the Madhya Pradesh circle by paying a license entry fee of Rs 174.5 million.

The Group is required to pay for Andhra Pradesh, Maharashtra and New Circles, license fees of 12 per cent of Adjusted Gross Revenue (‘AGR’), which is defined as total income including service revenues (see Note 2.7), finance income and non-operating income, reduced by net interconnection costs, service tax and/or sales tax, if applicable. In addition, spectrum charges calculated at 2 per cent of the revenue earned through wireless technology is payable under the license agreement. All the licenses are valid for a period of 20 years from their respective effective dates.

The license fee, service area, rollout obligations and performance bank guarantees under the UASL will be the same as that for the fourth cellular operator.

(d) Limited Mobility

On January 25, 2001, the DoT permitted the Group to provide ‘Limited Mobility Services’ within the ‘Short Distance Charging Areas’ (‘SDCA’) through the Wireless in Local Loop (‘WLL’) platform. Thereafter, the Group and certain other private Basic Service Operators in the country have launched this service. These policy announcements were challenged by the Cellular Operators Association of India (‘COAI’) on behalf of the cellular operators. With the introduction of UASL in November 2003, the COAI withdrew its appeal.

(e) Project Financing

The Group has incurred a loss of Rs 9,947 million (accumulated losses of Rs 20,228 million at March 31, 2004). At March 31, 2004, the Group had negative working capital of Rs 697 million and loans due for repayment within the next 12 months of Rs 31,600.7 million. Further, the net worth of the Group (including RPS) and advance against equity as at March 31, 2004 was Rs 15,308 million (after setting-off the unamortized balance of miscellaneous expenditure of Rs 3,022 million) i.e. an erosion of over 50 per cent.

The Board of Directors believe that the Group has adequate commitments from its lenders and shareholders for funding to meet the Group’s financing requirements and to continue to grow its operations. The Group’s plans for financing its various projects are described below:

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

1. Background (continued)

Funding for Andhra Pradesh and New Circles

During the year ended March 31, 2004, the Company submitted a revised business plan for Andhra Pradesh Circle and New Circles put together after taking into account the recent events such as full mobility under UASL, changes in regulatory and competitive environment. The Company has estimated peak funding requirement to be Rs 88,960 million during the project period with a 1:1 debt equity ratio. Through March 31, 2004, the Company has been financed primarily through promoters’ contribution of Rs 31,070 million (equity of Rs 23,675 million, inter-corporate deposits of Rs 550 million and promoters supported debt of Rs 6,845 million), other shareholders contribution of Rs 6,529 million, short-term loans of Rs 21,764 million, long-term loans of Rs 592.5 million and vendor financing of Rs 3,537 million.

(e) Project Financing (continued)

As per the Shareholders’ agreement dated December 26, 2002, shareholders are committed to bring in the required equity. With respect to 50 per cent debt requirement of Rs 44,480 million, the Company has received sanctions from various financial institutions and commercial banks. The Company has already commenced the debt syndication process.

Based on the commitments and funding provided by the shareholders and the lenders so far, the Company is confident that it would be able to successfully arrange the long term financing for the Andhra Pradesh and the New Circles. In the event of a delay in the arrangement of long-term debt loan funding for its projects the Board of Directors of the Company are committed to arrange the future capital and operating fund requirements.

The Company has submitted a business plan pertaining to the Brand New Circles, including the Madhya Pradesh circle, for appraisal and would arrange the funding for the same on completion of the appraisal.

Funding of TTML Operations:

The project cost for Phase I of the Maharashtra circle has been appraised at Rs 33,809.50 million for which the financial closure has been achieved. This Phase I is funded by way of equity to the extent of Rs 15,530.40 million and balance by way of debt including Rupee Terms Loans to the extent of Rs 13,493.70 million provided by Indian financial institutions and banks. TTML has currently embarked upon a major expansion of its network, which is estimated to cost approximately Rs 17,000 million. This additional cost is proposed to be partly funded by equity and partly by debt. The Company has made an issue of FCCB to the extent of US$ 125 million, plus a green shoe of US$ 25 million. The balance funds required for the expansion project will be finalized after the said appraisal is completed.

Funding of TISL operations

As of March 31, 2004, TISL has incurred operating and capital expenditure of Rs 2,596.9 million, funded by equity contribution of Rs 1,500 million, unsecured loans of Rs 706.9 million from various Tata Group companies and Rs 63 million from others companies, long term loan of Rs 250.4 million from IDBI Bank and the balance Rs 76.6 million has been financed by vendors/creditors. The loss incurred by TISL for the year ended March 31, 2004 was Rs 367.38 million and accumulated losses as on March 31, 2004 were Rs 1,752.43 million resulting in a negative net worth of Rs 252.43 million as at March 31, 2004. The management has estimated a total funds requirement of Rs 404.6 million for financing operating losses, capital commitments up to the year ending March 31, 2005, which is proposed to be met through debt and equity.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies

2.1 Basis of preparation of financial statements

These consolidated financial statements are prepared under the historical cost convention, on the accrual basis of accounting, to comply in all material respects with the mandatory accounting standards issued by the Institute of Chartered Accountants of India (‘ICAI’) to reflect the financial position and the results of operations of TTL together with its subsidiary companies, TTML, TISL and TTIL. Further, the financial statements are presented in the general format specified in Schedule VI to the Companies Act, 1956 (‘the Act’). These financial statements are not statutory financial statements.

For the convenience of readers, the consolidated balance sheet, consolidated profit and loss account and consolidated statement of cash flows at and for the year ended March 31, 2004 have been translated into United States Dollars (“US$”) at the noon buying rate in New York city on March 31, 2004 for cable transfers in Indian Rupees, as certified for customs purposes by the Federal Reserve bank of New York of US$1 = Rs 43.40. The convenience translation should not be construed as a representation that the Indian Rupee amounts referred to in these financial statements have been, could have been, or could in the future be, converted into US$, at this or at any other rate of exchange, or at all.

2.2 Principles of consolidation

The consolidated financial statements of the Group have been prepared based on a line-by-line consolidation of the balance sheet, statement of profit and loss and cash flows of TTL, TTML, TISL and TTIL. The results of operations of TISL are included in the consolidated financial statements from October 27, 2003, the date TISL became the wholly owned subsidiary of TTL. As explained in Note 1(b) (ii), the Group acquired a 50 per cent equity interest in TISL and the results of its operations up to October 26, 2003, have been accounted under the equity method, as an associate company. All material inter-company transactions and balances between the entities included in the consolidated financial statements have been eliminated.

Minority interest represents that part of the net results of operations and of the net assets of a subsidiary attributable to interests, which are not owned directly or indirectly through subsidiaries, by TTL.

The significant accounting policies adopted by the Group, in respect of the consolidated financial statements are detailed as follows:

2.3 Fixed assets

(i)	Fixed assets are stated at cost less accumulated depreciation. The Group capitalizes direct costs including taxes, duty, freight and incidental expenses attributable to the acquisition and installation of fixed assets. Capital work-in-progress is stated at cost.

(ii)	Goodwill is stated as an excess of the purchase consideration over TTL’s interest in the book value of TTML’s and TISL’s net assets acquired. Goodwill is carried at cost less accumulated amortization. Amortization is computed on a straight line basis over a period of five years from the month of acquisition.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

2.4 Depreciation

(i)	Fixed assets are depreciated pro rata from the date on which the asset is ready to use, on a straight line method, based on the following estimated useful economic lives of assets:

Useful life (in years)
Buildings	60
Leasehold Improvements	9 or over the period of the lease, whichever is lower
Plant & Machinery
Network Equipment (basic telephony services)	12
Network Equipment (internet services)	5
Outside Plant	18 – 20
Network Interface Units	5
Air-conditioning Equipment	5 – 6
Generators	5 – 6
Electrical Equipment	5 – 6
Computers & other IT Hardware (Servers etc)	3 – 5
Office Equipment	3 – 6
Software	3
Furniture & Fittings	3 – 6
Vehicles	5

2.4 Depreciation (continued)

(ii)	Fixed assets individually costing less than Rs 5,000 are fully depreciated in the year of acquisition.

(iii)	Leasehold land and premises are amortized uniformly over the period of lease. Assets acquired under finance leases are depreciated over the lease term or their useful lives, whichever is shorter. Accordingly, computers acquired under finance lease by TTML, have been uniformly depreciated over the lease term of 30 months.

(iv)	TISL, on becoming a subsidiary of TTL, realigned its accounting policies in line with that of the latter and has revised the estimated useful life for the building from 20 years to 60 years and for the leasehold improvements to 9 years or lease term, whichever being lower. The impact of the change in accounting policy is not material to the consolidated financial statements.

2.5 Investments

Investments that are readily realizable and intended to be held for not more than a year are classified as current investments; all other investments are classified as long-term investments. Current investments are carried at the lower of cost and fair market value determined on an individual investment basis. Long-term investments are carried at cost, except the cost of investments acquired or partly acquired by the issue of shares or other securities, which are carried at the sum total of the fair value of the securities issued and other acquisition costs. Provision for diminution in value of long-term investments is made to recognize only a decline other than temporary in the value of the investments.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

Investments in associated companies where a significant influence is exercised are accounted for by using the equity method. Goodwill arising from equity basis of accounting for investments in associates is amortized over a five year period from the month of acquisition.

2.6 Inventories

Inventories comprise public telephony booth equipment, CDMA handsets, network equipment, stores and replacement spares for network equipment, which are recorded at cost and are expensed upon their sale/consumption at moving weighted average cost. Provision for obsolescence is made based upon a periodic technical evaluation undertaken by the Group.

2.7 License Fees

(i) License Entry Fee

The License Entry Fee has been recognized as an intangible asset and is amortized over the remainder of the license period of 20 years from the date of commencement of commercial operations in the respective circles (see Note 1(c)). License entry fee includes interest on funding of license entry fee and bank guarantee commission up to the date of commencement of commercial operations in the respective New Circles and Brand New Circles. Fees paid for migration of the original licenses to the UASL are amortized over the remainder of the license period of 20 years from the date of migration to UASL.

(ii) Revenue Sharing Fee

Revenue sharing fee, computed at the rate of 12 per cent of AGR (see Note 1(c)) is expensed in the Profit and Loss Account in the year in which the related income from providing unified access services is recognized.

An additional revenue share towards spectrum charges is computed at the rate of 2 per cent of the service revenue (refer Note 1(c)), earned from the customers who are provided services through the CDMA wireless technology. This is expensed in the Profit and Loss Account in the year in which the related income is recognized.

2.8 Intangible and other long lived assets

During the prior year, the Company early adopted the provisions of Accounting Standard 26, ‘Intangible Assets’ (‘AS 26’) issued by the ICAI otherwise mandatory from accounting periods commencing on or after April 1, 2003. Consequently, preliminary, pre-bid and deferred revenue expenditure, customer acquisition costs and interest on funding of license fees are expensed as incurred. The carrying amount of the preliminary, pre-bid and deferred revenue expenditure; customer acquisition costs and interest on funding of license fees, aggregating Rs 451 million at April 1, 2002 has been adjusted against the accumulated losses at April 1, 2002, in accordance with the transitional provisions of AS 26.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

The carrying values of long-lived assets i.e. license entry fees are assessed for recoverability by reference to the estimated future discounted net cash flows that are expected to be generated by the asset. Where this assessment indicates a deficit, the assets are written down to the market value or fair value as computed above.

TISL has adopted the provisions of AS 26 during the current year and consequently, the preliminary and deferred revenue expenditure has been expensed as incurred. In accordance with transitional provisions of AS 26, TISL has adjusted the carrying amount of Rs 45.95 million of preliminary and deferred revenue expenditure against the accumulated losses as at the beginning of the current year.

2.9 Miscellaneous expenditure

Finance set up costs

The Group amortizes the cost of arranging long-term loans over the period of the loan or five years, whichever is lower, commencing from the date of the first draw-down of the related loan, on a straight-line basis. The amortization charge of finance set up costs incurred for the acquisition or construction of a qualifying asset are capitalized as part of the cost of the underlying class of assets.

Expenditure for funding of HTIL investment

As discussed in Note 1(b) (i) to the financial statements, the Company acquired 50.83 per cent equity shares in HTIL through the issue of 714,317,891 RPS of Rs 10 each. The differential between the fair value of RPS issued and its face value is treated as ‘Expenditure for funding of HTIL investment and amortized on a straight line basis over the 75-month period from the month of acquisition of HTIL.

Discount on issue of debentures

Discount on issue of debentures represents the difference between the face value and issue price of zero coupon, redeemable, transferable, secured, rated non-convertible debentures. This discount is accreted over the redemption period of debentures commencing from the date of issue of debentures.

2.10 Revenues

(i) Services Revenues

Revenues are recognized as services are rendered and are net of discounts and service tax. Unbilled revenues resulting from unified access services provided from the billing cycle date to the end of each month are estimated and recorded. Revenues from unified access service rendered through prepaid cards are recognized based on actual usage by the customers. Billings made but not expected to be collected due to delays in billing are estimated by the management (currently at 10 per cent of revenue billed in the billing cycle where abnormal delay has occurred in billing) and not recognized as revenues in accordance with Accounting Standard on Revenue Recognition.

(ii) Sale of Equipment

Revenues from sale of equipment primarily consist of sale of customer terminal equipment, network equipment and CDMA handsets and are recognized at the time of delivery of the equipment to the customers.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

(iii) Internet Services Revenues

Internet services revenues include revenue from internet access services and corporate network/data services and are net of service taxes. Revenue from internet services is recognized based on usage by subscribers/customers. Revenue from corporate network/data services is recognized as and when services are rendered.

2.11 Interconnect revenues and costs

The TRAI, through its notification, has issued the Interconnection Usage Charges Regulation 2003 (‘IUC regime’) effective May 1, 2003 amended through revised the Interconnect Usage Charges Regulation 2004 (with effect from February 1, 2004). Under the IUC regime, with the objective of sharing of call revenues across different operators involved in origination, transit and termination of every call, the Group will pay a prescribed percentage of interconnection charges for all outgoing calls originating in its network to other operators, depending on the termination point of the call i.e. mobile, fixed line, wireless fixed line, local, National long distance and International Long distance. The Group will also receive a certain percentage of call charges from other operators for all calls terminating in its network depending on the origination point, i.e. mobile, fixed line, wireless fixed line etc.

Accordingly, interconnect revenues are recognized, as incurred, on calls originating on another telecom operators networks and terminating on the Group’s network. Interconnect cost is recognized, as incurred, on termination of calls originating from the Group’s network and terminating on the networks of other telecom operators and for carriage of calls originating from the network of the Group and terminating in the network of another telecom operator. The interconnect revenues and costs are recognized in the financial statements on a gross basis and included in service revenues and cost of services, respectively.

Up to January 31, 2004, the Group recorded interconnection revenues based on the output from its billing system and interconnection cost based on the invoices received from other operators. The Group has configured the revised tariff structure of the network in its interconnect billing systems, which at March 31, 2004 is in the process of undergoing final testing and validation, pending which, the Group has currently estimated interconnection costs, partially based on the invoices received from certain other operators, and partially based on the new IUC rates on the budgeted call mix for the gross calling revenues.

2.12 Retirement benefits

Retirement benefits to employees include contributions to a provident fund and a superannuation fund, which are defined contribution plan. It also includes payments for gratuity, a defined benefit plan. Liability with respect to gratuity is based on an independent actuarial valuation.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

2.13 Leave encashment

Liability for leave encashment is in accordance and is recognized provided on the basis of an independent actuarial valuation.

Up to March 31, 2003, TTL and TTML provided for leave encashment on a full liability basis. However, effective April 1, 2003, the Group revised its policy of providing for leave encashment liability to an actuarial basis. Had the Group followed its earlier accounting policy, the net loss for the year ended March 31, 2004 would have been higher by Rs 5.29 million.

2.14 Foreign exchange transactions

Foreign currency transactions during the year are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated current assets and liabilities are translated into rupees at the exchange rate prevailing on the date of the balance sheet. All exchange differences are dealt with in the Profit and Loss Account, except those relating to the acquisition of fixed assets, which are adjusted to the cost of the assets.

2.15 Borrowing Costs

Borrowing costs attributable to the acquisition or construction of a qualifying asset, including interest attributable to the funding of license fees with respect to New Licenses and Brand New Circles up to the date of commencement of commercial operations, are capitalized as a part of the cost of that asset (see Note 2.7(i) and Schedule T, Note 5(d)). The accounting treatment of loan arrangement fees has been discussed in Note 2.9 (i) to the financial statements. Other borrowing costs are recognized as an expense in the year in which they are incurred.

2.16 Income taxes

Income taxes comprise both current and deferred taxes. Current tax is measured at the amount expected to be paid to/recovered from the taxation authorities, using the applicable tax rates and laws.

Deferred income taxes reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets, other than unabsorbed depreciation and tax losses carried forward, are recognized and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. Deferred tax assets from unabsorbed depreciation and tax losses carried forward are recognized and carried forward only to the extent that there is a virtual certainty that such deferred tax assets can be realized against future taxable profits. Unrecognized deferred tax assets of earlier years are re-assessed and recognized to the extent that it has become virtually certain that future taxable income will be available against which such deferred tax assets can be realized.

In accordance with the Accounting Standard on Accounting for Taxes on Income (‘AS 22’) and the guidance provided by the ICAI, the Group has not recognized any deferred tax assets resulting from the carry forward tax losses. Further, no deferred tax liabilities on account of temporary timing differences have been recognized since they are expected to reverse in the tax holiday period.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule S: Background and Significant Accounting Policies (continued)

2. Significant Accounting Policies (continued)

2.17 Loss per share

Basic loss per share is calculated by dividing the net loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

The number of shares used in computing diluted loss per share comprises the weighted average shares considered for deriving basic loss per share, and also the weighted average number of shares, if any, which would have been issued on the conversion of all dilutive potential equity shares.

2.18 Leases

Finance leases

Leases of assets that transfer substantially all the risks and rewards incident to ownership of an asset are classified as finance leases. All assets acquired under finance lease are recognized as assets and liabilities at the inception of lease. These assets are depreciated in accordance with the fixed assets and depreciation policy of the Group.

The payments made pursuant to the finance lease are apportioned between the interest charge and the reduction of the outstanding liability recognized at the inception of lease. The interest is charged to the profit and loss account on the diminishing balance method over the period of the finance lease.

Operating leases

Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

2.19 Pre-operating costs

Pre-operating costs represents certain marketing and administrative expenses incurred prior to the commencement of commercial operations of the Brand New Circles. These costs, are identified specifically for each of the new licenses, and are expensed as incurred in the books of account as they are not directly related to the construction of the network and are separately disclosed in the profit and loss account.

2.20 Employee stock options

The compensation cost of stock options granted to the employees is measured by the difference between the market value of TTML’s shares on the date of the grant and the exercise price to be paid by the option holders. The compensation expense is amortized on a straight-line method basis over the vesting period of the options. (See Schedule T, Note 15)

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts

	March 31,
	2004	2003 (Unaudited)
	(Rupees millions)
1. Estimated Value of Contracts Remaining
To be executed on capital account and not provided for (net of advances)	6,796	3,929

2. Contingent Liabilities
Financial Bank Guarantees	4,203	11,992
Open Letters of Credit	5,471	188
Guarantees given on behalf of Drive India.com Ltd	160	—
Disputed tax demands in appeal	323	107
Claims not acknowledged as debts	2,690	2,110

Total	12,847	14,397

(a)	The Group under its Andhra Pradesh and Maharashtra Licence Agreement was required to provide for Village Public Telephones (‘VPT’) in all uncovered villages. With migration to UASL this requirement has been replaced by coverage of at least 10 per cent of District headquarters or any other town in the district in lieu of that in the first year and 50 per cent within three years from the effective date of license /migration to UASL i.e. November 14, 2003.

In May 2003, the DoT made claims for additional revenue share license fees of Rs 75 million and Rs 361 million for the Andhra Pradesh and Maharashtra circles, respectively. The Group, together with the other private Basic Service Operators, has filed a petition with TDSAT on May 19, 2003 contesting the basis of computation of revenue share license fees and disputed the DoT’s claim for additional revenue share license fee. The Group has estimated an additional exposure at March 31, 2004 of Rs 453 million of revenue share license fees with respect to revenues if the TDSAT opines in favor of the DoT. Subsequent to the year end, on April 29, 2004, on DoT’s demand of Rs 24.8 million, the Group has paid to DoT under protest an amount of Rs 24.8 million, as an additional revenue share in respect of certain items of income which, in the opinion of the management do not qualify for revenue share license fees. The Group is confident that no liability will be levied by the DoT on this account.

(b)	The Group has received demands from BSNL and MTNL for increases in the interconnection rates for the Group for the period from May 1, 1999 to March 31, 2004 aggregating to Rs 988 million. The Group, together with other private basic service operators, has contested this demand at the TDSAT and is confident that no liability will arise on this matter. TDSAT has permitted the private basic service operators to continue to pay as per the existing arrangement with BSNL. The petition is pending final decision by TDSAT.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

2. Contingent Liabilities (continued)

(c)	As per a recent decision of the Supreme Court in the case of State of Uttar Pradesh v Union of India based on the UP Sales Tax Act dated February 4, 2003, charges collected in the nature of charges for use of the various assets that form the network, essentially rental charges, would be liable to lease tax. The Group and some other operators have filed writ petitions in the Supreme Court, which have been admitted. The Group has estimated the maximum liability on this account to be Rs 353 million as at March 31, 2004 in the event of dismissal of the writ petition. In a recent ruling the Supreme Court has referred the matter to a larger bench and the order states that normal sales tax proceedings can continue; however, no coercive action can be taken against the Group except in regard to the completed assessments subject to any statutory remedy. In the interim, on August 26, 2003, the Commercial Tax Department of Andhra Pradesh issued revised assessment orders for the years 1999-2000 to 2002-2003 and raised demands amounting to Rs 65.31 million for the Andhra Pradesh circle. The Company filed a writ petition in the Andhra Pradesh High Court and the Court passed an order to deposit a total sum of Rs 20 million in two equal installments and stayed further collection till the matter is disposed of by the Supreme Court. The Company has paid an amount of Rs 20 million pursuant to the order of the AP High Court. Similarly, on March 29, 2004, the sales tax department of Delhi has raised a demand of Rs 56 million in respect of which the Company has filed a writ petition in the Delhi High Court for stay on recovery of the tax. The Company, based on a legal opinion, believes that it is currently not liable to provide for these taxes or the exposure.

(d)	Up to March 31, 2003, the Company had received demands from BSNL amounting to Rs 110.64 million for additional access charges on account of routing of limited mobility calls through fixed line trunk groups. In the year ended March 31, 2004, the Company has received a further demand of Rs 343.79 million on account of the same. The Company has disputed these claims and is in discussion with BSNL to settle the disputes and is confident that there would be no additional liability on this account.

(e)	During the year ended March 31, 2004, the Group imported network equipment of Rs 5,868 million under the EPCG scheme of the Export and Import Policy. Under the scheme, the Group has committed to meet export obligation of Rs 10,471 million over a period of eight years, with no commitment in the first two years. In the event that the Group is unable to meet this commitment, it would need to pay additional duty of Rs 1,037 million together with interest at 15 per cent per annum. The Group’s management is confident of meeting the export obligation within the prescribed period and, accordingly, has not recorded any liability towards the duty.

(f)	For providing internet services on all India basis, TISL has entered into an agreement with the Ministry of Communications for which the TISL has furnished a performance bank guarantee for Rs 10 million.

3. Share Capital

(a) Equity Share Warrants

TTL has issued 200 million equity warrants of Rs Nil face value to TIL on September 9, 1999 granting a right to TIL to subscribe to one equity share of the Company, at par for each warrant issued. The equity warrants can be exercised at any time within a period of seven years from the date of issuance. As at March 31, 2004, TIL had not exercised any of the above warrants.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

3. Share Capital (continued)

(b) Preference Share Capital

i.	As discussed in Schedule S, Note 1(b) (i) to the consolidated financial statements, on December 6, 2002, the Company issued 714,317,891, 0.1 per cent RPS of face value of Rs 10 as a consideration towards the acquisition of 50.83 per cent equity shares in TTML. The RPS are redeemable at the option of the RPS holder at any time during the 30 days immediately following the end of 51 months and 75 months from the date of issue of the RPS at a redemption price of Rs 8 per RPS and Rs 10 per RPS, respectively, payable in cash. In the event any RPS holder does not elect to redeem the RPS, the RPS are to be mandatorily converted to appropriate number of equity shares of TTL of the face value of Rs 10 per share. The conversion would be at the price determined by a third party valuer, with a minimum price of Rs 500 per equity share. The RPS is secured by a guarantee from Tata Sons.

ii.	TTL pursuant to ‘Assignment of Receivables Agreement’ with Hughes Network Systems Inc, USA and HTIL and pursuant to the first amendment to the ‘Assignment of Receivables Agreement’ with Tata Sons, Hughes Network Systems Inc (‘HNS’), Hughes Network Systems India Limited (‘HNSIL’) and HTIL dated June 27, 2002 and December 5, 2002, respectively, had issued 121,037,500 RPS and 33 million equity warrants to HNSIL and 42 million equity warrants to HNS in consideration of HNSIL assigning its receivables to Rs 1,210 million due from HTIL to the Company. Under the agreement, HTIL has committed to repay the debts to the Company within a period of three years. These additional RPS are issued on the same terms as the RPS discussed in Note 3(b) (i) above. The Equity Warrants are freely transferable and can be exercised at any time after a period of three years from the date of issuance but prior to seven years from the date of such issuance at Rs 12 per equity share of face value of Rs 10 each. These receivables of Rs 1,210 million have been eliminated as a part of the consolidated financial statements.

(c) Advance against equity share capital

Advances against share capital of Rs 490 million and Rs 250 million have been received from Tata Sons and VSNL, respectively, and are adjustable against future issue of equity shares.

4. Loans

Secured

(a) Long-term loans from Banks and Financial Institutions (‘FI’)

A loan of Rs 593 million (2003 – Rs 600 million (unaudited)) from a financial institution is fully secured by way of a first charge on all the immovable and moveable assets, both present and future, of the Company which ranks pari-passu with the charges created/to be created in favor of the other institutions/banks.

TTML’s long-term loan of Rs 9,865 million (2003 – Rs 600 million (unaudited)), which is included in its loan of Rs 10,116 million is secured/to be secured by a pari-passu charge on its moveable and immovable assets, by pledge of shares of the promoters and assignment of the proceeds on sale of the network in the event of cancellation of the telecom license, assignment of the telecom license and assignment of insurance policies in favor of the banks.

During the year ended March 31, 2004, TISL, in order to repay high cost loans, took a term loan of Rs 300 million from IDBI Bank Limited, for a period of three years, repayable on a quarterly basis. The balance outstanding as at March 31, 2004 was Rs 250 million. The loan is fully secured by way of first charge on all the moveable assets, both present and future of TISL.

The total long-term loans repayable within one year amount to Rs 142 million.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

4. Loans (continued)

(b) Short Term Debentures

The Company had entered into an arrangement under the ‘Debenture Subscription Agreements’ dated October 17, 2002 with Deutsche Bank AG and Deutsche Securities (India) Private Limited for the issue of zero coupon, redeemable, transferable, secured, rated non-convertible debentures at an issue price of Rs 1,214 million. The debentures were redeemable after 365 days from the draw down date at the aggregate face value of Rs 1,300 million. The Company repaid the debentures in October 2003.

The debentures were secured by a legal mortgage, in favor of the Debenture Trustees of the Company’s freehold land measuring 1,655 sq. meters situated at Moule Budasan of Taluka Kadi, Mehsana, and Gujarat. In addition, the debentures were secured by collateral in the form of an unconditional guarantee from Tata Power Limited.

(c) Short-Term Loans from Banks and FIs

The Company entered into various short-term loan facilities with banks and FIs which are fully secured by a first charge on all the immovable and movable assets, both present and future, of the Company, which ranks pari-passu with the charges created/to be created in favor of other institutions/banks. As required by the loan agreement with IDBI wherein the Company has drawn Rs 1,900 million, the Company has executed security in the form of pledge of equity shares of the Company held by a promoter and assignment of the Andhra Pradesh license agreement. Further, the Company is in the process of executing security for loans of Rs 2,229 million from banks and Rs 2,750 million from an FI.

Of the remaining secured loans taken by TTML, Rs 1,377 million are secured/to be secured by movable assets, Rs 599 million are secured/to be secured by movable and immovable assets and further by a letter of comfort issued by TTL and Rs 91 million are secured/to be secured by movable and immovable assets and assignment of the telecom license. All loans taken by the Group are repayable within one year.

(d) Deferred payment credits

The deferred payment credits of Rs 10 million (2003 — Rs Nil million (unaudited)) are secured by the hypothecation of the plant and machinery, computers and vehicles acquired on finance lease.

Unsecured Loans

(a) Short-term loans

Of the total unsecured loans of Rs 5,495 million from banks, Rs 4,945 million is secured by a counter-guarantee/letter of comfort from promoters. Unsecured loans from others of Rs 4,417 million comprise inter-corporate deposits arranged from promoter group companies and through other entities secured by a counter-guarantee/letter of awareness from promoters. For a loan of Rs 1,139, the lender has a right to share TTML’s assets up to Rs 469.6 million, which has been mortgaged to their secured lenders. Unsecured loans repayable within one year are Rs 9,142 million (2003 – Rs 7,420 million (unaudited)).

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

4. Loans

(b) Vendor Financing

During the year ended March 31, 2004, the Company entered into various equipment purchase agreements with vendors for the supply of telecommunication equipment aggregating US$ 294 million. The payments related to these agreements are covered by an irrevocable letter of credit with a period of three years. Interest on the letter of credit ranges between LIBOR plus 0.5 to 1.00 per cent. As at March 31, 2004, equipment aggregating US$ 123 million (Rs 5,428 million) had been supplied by the vendors.

The irrevocable letter of credit has been issued by the Company’s bankers, against cash deposit for an equal amount. In April 26, 2004, the Company substituted the earlier arrangement to include hypothecation of equipment, partial promoters’ support letter and partial cash margin.

5. Fixed Assets and capital work-in-progress

(a)	Plant and machinery and capital work-in-progress, includes capitalized exchange gain of Rs 98 million (2003 –Rs 55 million (unaudited)) incurred during the year ended March 31, 2004.

(b)	Plant and machinery and capital work-in-progress include optical fibre, ducts and others of Rs 53 million (2003 —Rs 399 million (unaudited)) lying with third parties for building of the backbone and feeders.

(c)	During the year ended March 31, 2004, the Company entered into contracts with equipment suppliers for expansion of capacity at the New Circles. The new equipment suppliers are different from the original equipment supplier of the first phase of roll-out at the New Circles. Based on its expansion plan, the Company has entered into a contract with the original equipment supplier for the redeployment of the equipment at the Andhra Pradesh Circle, thereby creating additional capacity at the Andhra Pradesh Circle. The Company has evaluated the technical feasibility of de-installation and re-installation of this equipment at the Andhra Pradesh Circle and is confident of using this equipment without any equipment loss or impairment other than the original installation costs and certain cables, channels etc.

The Company expects the entire de-installation and re-installation to be completed by August 31, 2004 and has, accordingly, depreciated the written down-value of Rs 300 million of the original installation costs of the cell sites and switch (including cables, channels etc) at its New Circles over the eleven month period from September 23, 2003 (date of execution of the agreement) to August 31, 2004 resulting in an additional depreciation charge of Rs 210 million. Out of the total of 473 cell sites to be transferred to the Andhra Pradesh Circle, approximately 260 cell sites are to be deployed by August 31, 2004 and the balance are planned to be deployed over the 12-month period beginning August 31, 2004. The Company is confident that the same shall be redeployed over the planned period, and hence, not estimated any additional costs.

(d)	During the year ended March 31, 2004, the Group capitalized borrowing costs identifiable to qualifying assets of Rs 30 million (2003 — Rs 71 million (unaudited)).

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

5. Fixed Assets and capital work-in-progress (continued)

(e)	Computers and vehicles include assets acquired on finance lease at a gross value of Rs 47 million and net book value of Rs 15 million (see Schedule S, Note 2.18).

(f)	TISL had closed its portals and consumer access business in the year ended March 31, 2003, and in the year ended March 31, 2004 TISL closed the business of its public internet café. As a result of the closure of business, the assets deployed in the aforementioned line of business have become redundant and, accordingly, TISL has decided to write off the redundant fixed assets having a gross value of Rs 143 million and a net book value of Rs 37 million as at March 31, 2004.

6. Investments

(a)	The following units have been purchased and sold by the Group during the year ended March 31, 2004:

Particulars	Units Purchased	Purchase amount (in Rs million)	Units Sold	Sale amount (in Rs million)
Prudential ICICI Institutional Liquid Plan *	217,597,255	3,324	217,516,996	3,325
Sundaram Mutual Fund	57,005,021	735	57,005,021	735
DSP Merrill Lynch Institutional Fund	3,365,666	50	3,365,666	50
Birla Cash Plus Institutional Plan *	130,257,783	2,188	140,823,108	2,189
IDBI Principal Cash Management Fund*	28,710,578	300	29,978,678	315
IDBI Cash Management Fund	243,266,113	2,547	247,915,584	2,603
JM High Liquidity Fund – Institutional Plan *	561,566,451	5,770	564,543,686	5,824
Grindlays Cash Fund – Institutional Plan B	93,368,438	1,080	93,365,465	1,081
Grindlays Instalment Plan	8,820,871	100	8,820,871	100
Tata Liquid Super High Investment Fund	76,588,955	865	76,582,179	865
Kotak Mahindra Liquid Scheme – Growth	107,892,301	1,340	107,884,763	1,341
Birla Sunlife	546	—	—	—
IL&FS Liquid Account – Growth Plan*	89,924,648	1,038	98,834,273	1,138
Templeton India Treasury Management Fund	4,670,684	1,710	4,670,684	1,711
Pioneer Templeton	19,611	30	19,611	30
Prudential ICICI Liquid Plan Institutional Plus-Growth Option	63,281,733	965	60,082,772	908
HDFC Cash Management Fund- Savings Plan-Growth Option	52,345,047	671	58,331,637	747
HDFC Liquid Fund – Growth	15,487,918	192	23,803,027	293
HDFC Liquid Fund -Premium Plan-Growth	13,691,036	165	13,691,036	165
DSP Merrill Lynch Liquidity Fund-Growth	3,307,994	50	10,103,319	150
TATA Liquid Super High Inv. Fund-Appreciation	54,664,158	605	55,987,572	606
Kotak Liquid Institutional Premium Plan-Growth	65,072,499	813	57,408,221	714
Deutsche Insta Cash Plus Fund-Growth Plan	13,544,484	140	13,544,484	140
Templeton India TREASURY Management Account-Growth	64,688	100	64,688	100
J57 JM High Liquidity Fund-Institutional Plan-Growth	12,534,268	130	12,534,268	130
GCBG Grindlays Cash Fund-Inst Plan B-Growth	8,573,976	100	8,573,976	100
Principal Mutual Fund (Institutional Plan-Growth Option)	4,831,245	50	4,831,245	50

Total	1,930,453,968	25,058	1,970,282,830	25,410

*	Investments existing at the beginning of the year have been sold during the year and are included in the above table.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

6. Investments (continued)

(b)	On October 10, 2003, the Company acquired 268,000 equity shares of Andhra Pradesh Gas Power Corporation Limited (‘APGPCL’) of face value of Rs 10 each for an aggregate value of Rs 41 million from VBC Ferro Alloys Limited. The investment entitles the Company to tariff benefit on 1 MW of power drawn from APGPCL.

(c)	TISL had invested Rs 15 million in Miracle Entertainment Private Limited (formerly India Kids.Com Private Limited). In view of its poor financial condition and the uncertainty about its ability to earn in near future the Board of Directors of TISL had decided to write off the value of the investment in full.

7. Current liabilities

Current liabilities include a book overdraft of Rs 226 million (2003 — Rs 126 million (unaudited)) which has been settled subsequent to March 31, 2004.

8. Deferred taxes

During the year ended March 31, 2004, the Group incurred book losses of Rs 9,970 million, resulting into a tax loss carry forward situation. The Group has not recognized the net deferred tax asset resulting from the tax loss carry forward as at March 31, 2004 as it has launched unified access services during the prior year in four New Circles and is in the start up phase for the 11 Brand New Circles. The Company is eligible for a tax holiday under section 80IA of the Indian Income-tax Act, 1961, allowing the Company a tax deduction equivalent to 100 per cent of profits and gains for any five consecutive financial years, 30 per cent for the next five financial years out of 15 financial years, beginning with financial year in which the Company started providing telecommunication services. Though the management is confident of generating profits in the future, there is currently no convincing evidence of virtual certainty that the Company would reverse the tax loss carry forwards beyond the tax holiday period. Accordingly, the Company has not recognized any deferred tax assets resulting from the carry forward tax losses. Further, no deferred tax liabilities on account of temporary timing differences have been recognized since they are expected to reverse in the tax holiday period.

9. Miscellaneous expenditure (to the extent not written-off or adjusted)

(a) Finance set up costs

The Group amortizes the cost of arranging long-term loans over the period of the loan or five years, whichever is lower, commencing from the date of the first draw-down of the related loan, on a straight-line basis. The Company is negotiating project funding of the Andhra Pradesh Circle and New Circles on a combined basis and, accordingly, has fully amortized legal/documentation costs of Rs 125 million incurred with respect to the funding of the Andhra Pradesh Circle together with upfront fee paid to lenders not expected to be part of the new consortium.

(b) Discount on issue of debentures

Discount on issue of debentures represents the difference between the face value and issue price of zero coupon, redeemable, transferable, secured, rated non-convertible debentures. This discount is accreted over the redemption period of debentures commencing from the date of issue of debentures.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

10. Other income

(a)	Project management fees of Rs 33 million (2003 – Rs 11 million (unaudited)) and operation and maintenance fees of Rs 14 million (2003 – Rs Nil (unaudited)) for services rendered to VSNL.

(b)	Rentals from leasing of backbone infrastructure aggregating to Rs 60 million (2003 – Rs 27 million (unaudited))

(c)	Refund on interest on license entry fees of the Andhra Pradesh circle and Maharashtra Circle of Rs Nil (2003 – Rs 170 million (unaudited)) and Rs Nil (2003 – Rs 497 million (unaudited)) paid by the Group at the time of migration to NTP 99 as a result of Supreme Court decision of March 4, 2003.

11. Pre-operating costs

Pre-operating costs include salaries, travel, communication and other expenses relating to marketing and administration activities of the Brand New Circles prior to the commencement of commercial operations. The Company separately tracks these costs for each of the Brand New Circles.

12. Segmental Reporting

The primary reporting of the Group has been performed on the basis of business segments. The Group had only one business segment, which is the provision of unified access service and related internet services. Accordingly, the amounts appearing in these financial statements relate to this primary business segment. Further, the Group provides services only in the domestic markets in India and, accordingly, no disclosures are required under secondary segment reporting.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

13. Related party disclosures

		Year ended and at March 31,
		2004	2003 (Unaudited)
Name of the party	Description	(Rupees millions)
Tata Sons Ltd (Promoter)	Transactions during the year
	Inter Corporate Deposit received	(7,635)	—
	Inter Corporate Deposit repaid	7,485	1,000
	Corporate Guarantee/Letters of comfort given to banks on behalf of the Company	5,345	5,345
	Expenses incurred on behalf of the Company	—	(2)
	Interest expense on Inter Corporate Deposit	(49)	(11)
	Consultancy fees	(18)	—
	Others	1	—
	Amount payable as at year end	(553)	(401)

Tata Power Company Ltd (Promoter)	Transactions during the year
	Inter Corporate Deposit received	(850)	—
	Inter Corporate Deposit repaid	3,600	2,000
	Corporate guarantee/Letters of comfort given to banks on behalf of the Company	8,110	8,110
	Bank guarantee commission	(29)	(31)
	Interest expense on Inter Corporate Deposit	(232)	(272)
	Expenses incurred on behalf of the Group	(48)	—
	Project advance received	—	1,150
	Leaseline charges	(88)	—
	Others	6	(9)
	Amount receivable/(payable) as at year end	26	(2,768)

Tata Internet Services Ltd (Associate up to October 26, 2003, subsidiary thereafter)	Transactions during the year
	Inter Corporate Deposit placed	133	—
	Inter Corporate Deposit received	(81)	497
	Interest on Inter Corporate Deposit	36	48
	VPN, lease line & Bandwidth charges	(10)	(35)
	Rent, repair & maintenance expenses	(5)	(8)
	Purchase of handsets	—	(1)
	Expenses incurred on behalf of the Company	(3)	24
	Amount receivable as at year end	—	631

Remuneration	Salary paid during the year	8	8
	Amount receivable as at year end	1	2

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

14. Leases

Finance leases

During the year, the Group has acquired computers and vehicles on finance lease. The total of minimum lease payments and their present values are as follows:

	March 31,
	2004		2003 (Unaudited)
	(Rupees million)
	Minimum Lease payments	Present value of minimum lease payments	Minimum Lease payments	Present value of minimum lease payments
Due not later than one year	7	7	11	9
Due later than one year and not later than five years	5	4	5	4
Total	12	11	16	13

Operating lease

The Group has entered into various lease agreements for leased premises, which expire at various dates over the next nine years. Gross rental expenses for the year ended March 31, 2004 aggregated Rs 586.18 million.

Future lease payments under operating leases are as follows:

	March 31,
	2004	2003 (Unaudited)
Payable not later than one year	219	146
Payable later than one year and not later than five years	172	96
Payable after five years	146	103

Total	537	345

15. Employee stock compensation

On November 1999, TTML established the ESOP Plan, for the grant of stock options to the eligible employees of TTML. A compensation committee has been constituted to administer the plan through the Hughes Tele.com (India) Limited Employees Stock Option Trust (‘the Trust’).

In terms of the ESOP Plan, 12 million warrants were issued to the Trust, to be held by it on behalf of TTML for awarding eligible employees as and when advised by the compensation committee. Each allotted warrant grants a right to the warrant holder to subscribe to one equity share of TTML, at an exercise price of Rs 10 per share. The warrants will vest with the employees equally over a four-year period from the grant date, other than 240,000 fully vested warrants allotted in an earlier year. The equity warrants can be exercised at any time within a period of ten years from the date of the vesting.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

15. Employee stock compensation (continued)

The summary of the allotted warrants, as at March 31, 2004, is as follows:

	Year ended March 31,
	2004	2003
	No of Warrants
Opening Balance	2,911,195	3,359,981
Issued during the year	—	—
Forfeited	87,797	271,647
Exercised	1,653,455	—
Lapsed	217,981	177,139

Closing Balance	951,962	2,911,195

The Securities and Exchange Board of India has issued the Employee Stock Option Scheme and Stock Purchase Guidelines, which are applicable to stock option schemes for employees of all listed companies. In accordance with these guidelines, the excess of market price of the underlying equity shares on the date of grant of the stock options over the exercise price of the options is to be recognized in the books of account and amortized over the vesting period. However, no compensation was recorded, as the market value of TTML’s equity shares on the date of the grant did not exceed the exercise price.

16. Prior year comparatives (Unaudited)

The consolidated financial statements for the year ended March 31, 2003, have been reclassified, where necessary, to conform with the current year’s presentation, whenever applicable.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles

The Group financial statements are prepared in accordance with accounting principles generally accepted in the India (‘Indian GAAP’) which differ from those generally accepted in the United States (“US GAAP”). The significant differences, as they apply to the Group, are summarized below.

17.1 Investment in TTML

The Group accounted for the TTML acquisition at the TTML net asset value on an historical basis. The purchase consideration, which consisted of redeemable preference shares, was calculated at the fair value of the preference shares and the difference between the consideration and the net asset value of TTML was recorded as goodwill. In connection with the acquisition, TTSL issued preference shares and warrants to one of the sellers to settle a payable from TTML to the seller. No value was assigned to warrants issued. The preference shares issued to settle the payable were accounted for at the nominal or face value of the preference shares.

Under US GAAP, the cost of an acquisition in excess of the fair value of the net assets (including intangible assets) acquired would be recorded as goodwill. All preference shares and warrants issued in connection with the acquisition and related transactions would be valued at fair value in determining the purchase consideration.

17.2 Investment in TISL

The Company acquired 50% of TISL in September 2001. The amount paid in excess of the proportionate net book value was recorded as goodwill. During the period from September 2001 to October 2003, the Company recorded its share of TISL’s loss. The Company acquired the remaining 50% in October 2003 and recorded the amount paid in excess of the proportionate net book value as goodwill. TISL was consolidated with effect from October 2003.

Under US GAAP, in a common control transaction, amounts paid in excess of the proportionate share of net book value would be considered as a distribution and accounted for as an increase to the profit and loss account – debit balance (accumulated deficit). In addition, the acquisition of the remaining 50% would be recorded as though the transaction occurred at the beginning of the period, in a manner similar to pooling of interests and the results of operations of TISL would have been consolidated from April 1, 2003.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

17.3 Goodwill

Goodwill is amortized on a straight line basis over a period of five years from the month of acquisition. Accounting standard (“AS”) 26 – Intangible assets and AS 28 – Impairment of assets, under Indian GAAP, were applicable to the Company from April 1, 2004 and hence the Group did not test the goodwill for impairment as at March 31, 2004.

Under US GAAP, goodwill would be allocated to a reporting unit, which is defined as a segment or a level below that for which a discrete set of cash flows is available. Goodwill would not be amortized; but it would be evaluated for impairment, at least annually at a reporting unit level. The impairment test would be conducted at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it were less, an impairment loss would be recognized for the difference. An impairment test performed for US GAAP purposes determined that goodwill was not impaired at March 31, 2004.

17.4 Employee costs

Leave encashment/Compensated absences

The Group records a liability computed on the basis of an independent actuarial valuation for only the unutilized leave (vacation), which is expected to be paid in cash.

Under US GAAP, the determination of the liability would also take into consideration vacation that may be availed or utilized.

Gratuity

The Group records a liability for gratuity benefits on the basis of an independent actuarial valuation. Under Indian GAAP, the actuary can choose a method for (i) expense determination, (ii) determining the discount rate and (iii) valuing plan assets.

Under US GAAP, the liability for gratuity benefits requires the use of the projected unit credit method. The discount rate (reflecting the rate of interest which would provide the necessary future cash flows to pay the accumulated benefits when due) reflects current market rates for high quality debt instruments.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

17.5 Miscellaneous Expenditure

Finance setup cost and discount on issue of debentures

The Group defers the finance set up cost on loans and amortizes such costs over the period of the loan or five years, whichever is shorter, commencing from the date of the first draw-down of the related loan, on a straight-line basis.

Under US GAAP, the finance setup cost is amortized over the period of the loan in such a way as to result in a constant rate of interest (effective interest rate).

Discounts on issue of debentures are deferred and amortized on a straight-line basis over the redemption period of the debentures commencing from the date of issue of debentures.

Under US GAAP, the discount on issue of debentures would be amortized over the redemption periods in such a way as to result in a constant rate of interest (effective interest rate). The difference as a result of applying the effective interest rate method for discounts on issue of debentures was not significant.

Amortization of discount on debentures and finance setup costs is included under Amortization in the Profit and Loss Account.

Under US GAAP, the amortization of discount on debentures and finance setup costs would be recorded as Finance Charges.

Expenditure for funding of TTML investment

Redeemable preference shares issued as consideration for the investment in TTML were recorded at their face (nominal) value and the difference between the face value and the fair value of the preference shares was deferred and recorded as Expenditure for funding TTML investment. Such deferred expenditure is being amortized on a straight-line basis over the redemption term of the redeemable preference shares and recorded as Amortization. The Group classified preference shares as part of shareholders’ equity.

Under US GAAP, the redeemable preference shares issued as consideration would be recorded at their fair value and the difference between the fair value and the redemption value is increased by periodic accretions, using the effective interest rate method, such that the carrying amount will equal the redemption amount at the redemption date. Such accretion would be recorded as Finance Charges. Also under US GAAP, these preference shares would not be classified as part of shareholders’ equity, but as a separate caption between liabilities and equity.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

17.6 Fixed assets

Foreign exchange differences relating to the acquisition of fixed assets are adjusted to the cost of the fixed asset.

Under US GAAP, foreign exchange differences related to the acquisition of fixed assets would be recorded as an expense and included in Administration and Selling Costs.

Preoperative expenses incurred by TTML up to the commencement of new business were capitalized as part of fixed assets.

Under US GAAP, pre-operating expenses would be expensed as incurred.

Amounts payable by TTML to two vendors for the purchase of fixed assets were subsequently waived during the year ended March 31, 2003 based on a re-negotiation. TTML reduced the cost of fixed assets by the amount waived.

Under US GAAP, the amounts waived would be accounted for as credit to profit and loss account of the relevant year.

TTML reconciliation adjustments related to depreciation and accumulated depreciation have been disclosed on an aggregate basis in the following reconciliation statement.

17.7 License Fees

Finance cost incurred on borrowings used to finance the acquisition of licenses has been capitalized as part of the cost of the license and is amortized over the remaining life of the license.

Under US GAAP, such finance costs would be expensed as incurred.

17.8 Investments

The Group classifies all investments that are readily realizable and intended to be held for not more than a year as current investments. Current investments are carried at lower of cost and fair market value determined on an individual investment basis and difference charged to profit and loss account.

Under US GAAP, investment in marketable securities would be classified as available-for-sale. Unrealized gains and losses for available-for-sale securities (including those classified as current assets) would be excluded from earnings and reported as other comprehensive income, which is a separate component of stockholders’ equity. Unrealized gains for the year ended March 31, 2004 were not significant.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

17.9 Reclassification

The profit and loss account includes a measure of Loss (profit) before amortization, depreciation, finance charges, pre-operating costs and tax. Such a measure is not appropriate under US GAAP.

The presentation of certain items in the balance sheet and profit and loss account is not consistent with financial statement presentation under US GAAP. These items have been reclassified and were as follows:

17.9.1	Finance set-up cost included in amortization and miscellaneous expenditures written off would be included in finance charges under US GAAP.

17.9.2	Secured and unsecured loans repayable within twelve months from the balance sheet date would be included in current liabilities under US GAAP.

17.9.3	Marketable securities available for sale would be classified as a current asset under US GAAP.

17.9.4	Bank balances held as margin for letters of credit would be reclassified as restricted cash.

17.9.5	Loans and advances not receivable within twelve months from the balance sheet date would be reclassified as non-current assets under US GAAP.

17.9.6	Security deposits included in current liabilities would be reclassified as a non-current liability under US GAAP.

17.9.7	Provision for irrecoverable and damaged assets included in provisions would be reclassified as fixed assets under US GAAP.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

The significant adjustments required to convert loss for the year in accordance with Indian GAAP to net loss in accordance with US GAAP are:

Particulars	Note reference	Rs millions
Loss for the year ended March 31, 2004 in accordance with Indian GAAP		(9,947)
Adjustments:
Services revenues - Consolidation of TISL	17.2	269
Sale of equipment - Consolidation of TISL	17.2	36
Cost of services - Consolidation of TISL	17.2	(202)
Cost of equipment sold - Consolidation of TISL	17.2	(30)
Employee costs:
Consolidation of TISL	17.2	(29)
Leave encashment	17.4	(5)
Gratuity	17.4	9
Administration & Selling costs
Consolidation of TISL	17.2	(89)
Exchange difference relating to fixed assets	17.6	136
Amortization and miscellaneous expenses written off
Fair value of intangibles – Investment in TTML	17.1	47
Amortization of discount on issuance of debentures	17.5	46
Amortization of finance cost on license fees	17.5	17
Amortization of expenditure for funding HTIL investment	17.5	561
Depreciation:
Consolidation of TISL	17.2	(133)
Amortization of goodwill	17.3	166
Exchange difference relating to fixed assets	17.6	4
Fair value of fixed assets – Investment in TTML	17.1	191
Depreciation adjustments (cumulative) related to TTML	17.6	18
Other income - Consolidation of TISL	17.2	19
Finance charges, net:
Consolidation of TISL	17.2	(56)
Finance set-up costs	17.5	(89)
Finance cost on license fees	17.5	(28)
Discount on issue of debentures	17.5	(46)
Accretion of preference shares	17.5	(503)
Loss of associate company - Consolidation of TISL	17.2	130
Minority interest in loss of TTML		16

Net loss for the year ended March 31, 2004 in accordance with US GAAP		(9,492)

Basic and diluted loss per share in accordance with US GAAP (Rs /Share)		(4.88)

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

Shareholders’ equity in accordance with US GAAP

The significant adjustments required to convert shareholders’ funds in accordance with Indian GAAP to shareholders’ equity in accordance with US GAAP are:

Particulars	Notes	(Rs. millions)
Shareholders’ funds in accordance with Indian GAAP as at March 31, 2004:		18,330
Adjustments:

Loan Funds
Secured Loan	17.9.2	23,067
Unsecured Loans	17.9.2	9,914

Fixed assets
Gross
Exchange difference relating to fixed assets	17.6	(471)
Fair value – Investment of TTML	17.1	(1,858)
Goodwill – Investment in TISL	17.2	(1,022)
Goodwill – Investment in TTML	17.9	(308)
Amount waived by Vendors of TTML	17.6	1,315
Pre-operating expenses	17.6	(791)
Provision for irrecoverable and damaged assets	17.9.7	(179)
Accumulated depreciation
Foreign exchange related to fixed assets	17.6	4
Fair value – Investment of TTML	17.1	427
Goodwill – reclassification	17.3	257
Accumulated depreciation related to TTML	17.6	84

Investments	17.9.3	(467)

Current assets, loans and advances
Cash and Bank Balances	17.9.4	(2,651)
Loans and advances	17.9.5	(536)

Current liabilities and provisions
Current liabilities	17.9.6	1,217
Provisions	17.9.7	179

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

	Notes	(Rs. millions)
Miscellaneous expenditure (to the extent not written-off or adjusted)
Discount on issue of debentures	17.5	(85)
Expenditure for funding of TTML acquisition	17.5	(2,768)
Finance set up cost	17.5	(63)
Accumulated amortization	17.5	85

Current Assets
Current investments	17.9.3	467
Non Current Assets
Goodwill
Investment in TTML	17.1	3,098

Intangibles, net
Fair value of intangibles	17.1	(1,171)
Accumulated amortization	17.1	55
Finance cost on license fees	17.5	(343)
Accumulated amortization on license fees	17.5	23
Restricted time deposits	17.9.4	2,651
Other non current assets	17.9.5	536

Current liabilities
Short term borrowings	17.9.2	(32,981)
Accrued expenses
Leave encashment	17.3	(6)
Gratuity	17.3	15

Long term liabilities
Security deposits	17.9.6	(1,217)

Redeemable preference shares	17.5	(4,911)

Minority Interest – impact of TTML adjustments		(14)

Shareholders equity in accordance with US GAAP		(9,882)

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

The condensed consolidated statement of operations for the year ended March 31, 2004 and balance sheet as of March 31, 2004 presented below reflect the US GAAP adjustments described and summarized above.

Condensed Consolidated Statement of Operations for the year ended March 31, 2004 under US GAAP

(Rupees million)
Revenues	14,445
Cost of revenues	7,970
Gross profit	6,475
Administration and selling costs	8,417
Amortization and miscellaneous expenditure	560
Depreciation	4,685
Loss from operating activities	(7,187)
Finance charge	(4,091)
Other income	187

Net loss before minority interest	(11,091)
Minority interest	1,599

Net loss	(9,492)

Condensed Consolidated Balance sheet as at March 31, 2004 under US GAAP

(Rupees million)
Assets
Current assets	10,767
Goodwill	3,098
Intangible assets	15,009
Fixed assets	46,071
Others	3,418

Total assets	78,363

Liabilities and Stockholders’ Equity
Current liabilities	44,366
Long-term liabilities	17,354

Total liabilities	61,720
Minority interest	1,850
Redeemable preference shares	4,911
Stockholders’ equity	9,882

Total liabilities and shareholders’ equity	78,363

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule T: Notes Forming Part of the Accounts (Continued)

17. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

Statement of cash flows prepared under US GAAP

The consolidated statement of cash flows prepared under Indian GAAP presents substantially the same information as that required under US GAAP but may differ with regard to classification of items within the statement of cash flows. Under Indian GAAP, cash flows related to finance charges are included in financing activities. Such cash flows will be included in operating activities under US GAAP. Also, under Indian GAAP, cash flows related interest and other investment income are included in investing activities. Such cash flows will be included in operating activities under US GAAP.

The categories of cash flow under US GAAP can be summarized as follows:

Cash flow for the Year ended March 31, 2004	Rs million
Cash outflow from operating activities	(6,131)
Cash outflow from investing activities	(32,270)
Cash inflow financing activities	38,887

Increase in cash and cash equivalents	486

Cash and cash equivalent as at March 31, 2003	1,382

Cash and cash equivalent as at March 31, 2004	1,868

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications Pursuant To 18 U.S.C. Section 1350.