Form 20-F
period 2005-03-31
VIDESH SANCHAR NIGAM LTD
filed 2005-10-17
CIK 1116134

As filed with the Securities and Exchange Commission on October 17, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2005

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

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Annual Report on Form 20-F, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Reference to “$” or “Dollars” or “US Dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are presented in Indian Rupees and are prepared in accordance with United States generally accepted accounting principles or US GAAP. In this annual report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. For the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US Dollars, which should not be construed as a representation that such Indian Rupee or US Dollar amounts referred to herein could have been, or could be, converted to US Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated, or at all. References to “Indian GAAP” are to Indian generally accepted accounting principles. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year. References to years not specified as being fiscal years are to calendar years.

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company” and “VSNL” are to Videsh Sanchar Nigam Limited.

EXCHANGE RATES

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rs.43.62 per $1.00 on March 31, 2005 for the conversion of Rupees into US Dollars. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company and our industry. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the telecommunications regulatory environment in India and its impact on tariffs, competition in the telecommunications sector and its impact on tariffs, our commercial arrangements with BSNL, MTNL and other Indian and foreign carriers, international settlement rates, the financial strength of our customers, our ability to implement our strategy, particularly in new businesses such as private leased circuits, broadband and national long distance services, our ability to undertake, finance and integrate completed acquisitions like Dishnet DSL and Tyco Global Network and proposed acquisitions such as that of Teleglobe International Holdings Ltd., our capital expenditures on undersea cable and broadband initiatives, technological change and obsolescence, changes in the Indian government, economy and stock markets, changes in Indian and foreign laws impacting us and the other factors discussed in the sections titled “Item 3. Key Information-Risk Factors,” “Item 5. Operating and Financial Review and Prospects”, including the trends discussed therein, and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Annual Report. In addition, readers should carefully review the other information in this Annual Report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data have been derived from, and should be read in conjunction with, our financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2003, 2004 and 2005 and the selected balance sheet data as of March 31, 2004 and 2005 are derived from our audited financial statements and related notes included in this annual report, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm. Our selected income statement data for the fiscal years ended March 31, 2001 and 2002 and our selected balance sheet data as of March 31, 2001 and 2002 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2005 have been translated into US dollars for your convenience.

	Years ended March 31,
	2001		2002		2003		2004		2005		2005
	(millions of Rs.) (1)										(millions of US$) (1)
Income Statement Data
Operating revenue
Revenues from telecommunication services		73,076		65,050		45,341		32,248		32,448		744

Cost of revenues:
Network and transmission costs		45,150		39,577		26,044		19,375		18,167		416
License fees		5,022		5,393		4,037		2,735		2,815		65
Total cost of revenues		50,172		44,970		30,081		22,110		20,982		481

Other operating costs:
Depreciation		1,728		1,890		2,078		2,465		2,308		53
Other operating costs		3,024		4,811		3,998		5,000		6,263		144
Impairment loss on property, plant and equipment		—		—		—		6,709		—		—
Operating income / (loss)		18,152		13,379		9,184		(4,036)		2,895		66
Net income/(loss) from operations per equity share		63.69		46.94		32.22		(14.16)		10.16		0.23

Non-operating income (expense), net:
Gain on sale of investments		(5)		(2)		—		1,001		5,523		127
Interest income on income tax refunds		—		—		535		490		—		—
Interest income from banks and others		3,964		4,607		1,866		934		529		12
Interest expense		(1)		(227)		(33)		(5)		(1)		—
Other non-operating income, net		3,063		1,373		425		607		399		9
Total non-operating income (expense), net:		7,021		5,751		2,793		3,027		6,450		148

Income / (loss) before income tax		25,173		19,130		11,977		(1,009)		9,345		214
Income tax (expense) / benefit		(9,646)		(5,959)		(4,390)		674		(2,575)		(59)
Dividend tax		(105)		(3,634)		—		(310)		(168)		(4)
Equity in net loss of equity method investees		—		—		(143)		(1,921)		(4,156)		(95)
Net income / (loss)		15,422		9,537		7,444		(2,566)		2,446		56
Basic Earnings per equity share	Rs.	54.11	Rs.	33.46	Rs.	26.12	Rs.	(9.00)	Rs.	8.58	US$	0.19
Weighted average number of Equity Shares outstanding(2)		285		285		285		285		285
Basic Earnings per ADS (where each ADS represents two equity shares)	Rs.	108.22	Rs.	66.92	Rs.	52.24	Rs.	(18.00)	Rs.	17.16		0.39
Dividends per share	Rs.	2.67	Rs.	125	Rs.	12.50	Rs.	8.50	Rs.	4.50		0.10

Other Financial Data
Net cash provided by operating activities		23,075		9,691		9,862		13,140		3,069		70
Net cash provided by/(used in) investing activities		(41,416)		26,068		(11,697)		(7,262)		(1,010)		(23)
Dividends		(760)		(35,625)		(3,563)		(2,423)		(1,283)		(29)
Net cash used by financing activities		(760)		(29,874)		(5,774)		(5,963)		(1,913)		(43)

	As at March 31,
	2001	2002	2003	2004	2005	2005
	(Millions of Rs.)					(Millions of US $)
Balance Sheet Data
Total assets	100,492	75,097	73,548	67,581	71,199	US$	1,633

Short term borrowings	—	5,751	3,540	630	—		—
Accounts payable	15,314	10,344	6,222	6,722	8,744		200
Accrued expenses, deferred tax and other non-current liabilities	6,793	5,960	7,041	8,210	9,213		212
Total liabilities	22,107	22,055	16,803	15,562	17,957		412
Total shareholders’ equity/ Net Assets	78,385	53,042	56,745	52,019	53,242		1,222
Total liabilities and shareholders’ equity	100,492	75,097	73,548	67,581	71,199		1,633

Notes:

(1)	Except per share data.
(2)	In millions.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s Equity Shares on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s ADSs that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depositary of any cash dividends paid in Indian Rupees on the Company’s Equity Shares represented by the ADSs.

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

Fiscal Year Ended March 31,	Period End	Average	High	Low
2005	43.62	44.87	46.45	43.27
2004	43.40	45.78	47.46	43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.83	46.88
2001	46.85	45.88	46.90	43.70

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High (Rs.)	Low (Rs.)
March 2005	43.70	43.44
April 2005	43.72	43.48
May 2005	43.62	43.21
June 2005	43.71	43.44
July 2005	43.59	43.05
August 2005	44.00	43.36
September 2005	43.98	43.75

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report.

RISK RELATED TO OUR COMPANY AND OUR INDUSTRY

The reduction in telecommunications tariffs in India has had and is expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years. Tariff reductions by the Department of Telecommunications (“DoT”) caused peak international call tariffs in India to decline from Rs.60 per minute in fiscal 2000 to Rs.48 per minute in fiscal 2002 to Rs.40.80 per minute in fiscal 2003. Following regulatory changes in January 2003, international long distance (“ILD”) charges are no longer fixed by the DoT and are instead determined by service providers. Increased competition in the ILD services business has resulted in the significant lowering of peak international call tariffs in India to Rs.18 per minute in fiscal 2004 and between Rs.7.20 and Rs.18 per minute in fiscal 2005. Since international telephony revenues constitute a significant part of the Company’s total revenues, the decline in tariffs has materially and adversely affected the Company’s revenues and net income. The Company’s international telephony revenues declined by approximately 25 percent in fiscal 2005 compared to fiscal 2004. Additionally, while tariffs were declining, we continued to be subject to fixed “access deficit charges” (“ADC”) which are effectively charges to compensate fixed line telephone companies for providing below-cost telecommunications services to underserved areas in India. The ADC is currently Rs. 3.25 per minute and Rs.2.50 per minute for incoming and outgoing international long distance calls respectively and Rs.0.30 per minute for national long distance (“NLD”) calls. This has had the effect of further reducing our margins.

In September 2005, the TRAI issued a tariff order fixing tariff ceilings for international private leased circuit (“IPLC”) services which are 29 to 64 percent lower than the rates being charged by the Company. The Company has appealed against the imposition of the ceilings. In fiscal 2005, IPLC services accounted for approximately 20 percent of the Company’s total traffic revenues and if the Company’s appeals are unsuccessful, its revenues and margins in a business that the Company regards as an important driver of its growth could be adversely affected.

Competition in the Indian telecommunications sector is expected to intensify, further affecting our business adversely.

The Indian telecommunications sector is intensely competitive and we face competition in each of our businesses. We expect further competition as the existing and new operators expand their operations and services, there is more industry consolidation and we enter new businesses. Our competitors in the ILD business have resorted to steep rate cuts that we have had to match to remain competitive. Though these rate cuts stabilized in fiscal 2005, they have affected our traffic minutes, revenues and market share adversely. All fixed line, cellular and NLD operators in India have experienced increased competition in recent years. Faced with downward pressures on tariffs and revenues in their core businesses, these operators have demanded rate cuts from their ILD providers. BSNL, which is a Government owned company and India’s largest fixed line operator, has already begun offering its own ILD services and other fixed line operators such as MTNL have said that they may start offering such services shortly. In addition, unlike us, these competitors and other competitors who have strong NLD and cellular businesses will, in the absence of regulation, be able to cross-subsidize their ILD telephony services, thereby enabling them to erode the Company’s market share in ILD services. In some lines of our international businesses such as private leased circuits, end users are customers of foreign carriers and in case the foreign carriers decide to choose our competitors over us, we may lose revenues in those lines of business. Further, our competitors are in the process of commissioning additional bandwidth capacity and consequently, prices and margins in ILD and many of the data services we offer are likely to fall steeply in the near future. There can be no assurance that we will be able to compete successfully against our competitors and retain our market share.

The Government legalized the provision of Internet telephony in India with effect from April 1, 2002. Internet telephony has the potential to reduce ILD tariffs significantly below current levels. An increasing number of international calls to and from India are being made through the Internet, and this number is likely to increase substantially. While the effect of Internet telephony has been minimal due the low rates prevailing in the ILD market and the limited penetration of computers in the country, competition from this sector could adversely affect the Company’s telephony revenues in the future.

The Government is also considering a proposal to allow service providers to obtain a single unified license to provide all telecommunications services, including mobile, fixed-line, national and international long distance, data and other services. The recommendations of the Telecom Regulatory Authority of India (“TRAI”) in this regard were submitted to the Government in January 2005. If implemented, this measure is expected to increase competition across all our services, with other competitors also offering integrated services.

The Government has announced that it proposes to increase the limit of foreign direct investment in the telecommunications sector from the currently permitted maximum of 49 percent to 74 percent. A notification to this effect is likely to be issued by the Government shortly. This measure could result in the infusion of a significant amount of capital in Indian telecommunication providers by foreign sources, which could enhance their competitiveness substantially.

We may identify significant deficiencies or material weaknesses as we implement procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Commencing with our annual report for the year ending March 31, 2007, we are required to include a report from our management duly certified by our statutory auditors relating to evaluation of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. As a consequence of the systems and procedures currently being implemented in order to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies, material weaknesses or other reportable conditions. Our measures to remedy these may involve significant effort, expense and the commitment of significant managerial resources. Additionally, depending on the nature and extent of any identified significant deficiency or material weakness, we may also be required to restate previously issued financial statements. Each of such actions may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

We may not receive additional compensation from the Government of India for the early termination of our monopoly in international telephony services.

The Government allowed private operators to start offering ILD services from April 1, 2002, terminating the Company’s exclusivity in offering such services two years ahead of schedule, and compensated the Company with a package of benefits. The Government had given assurance prior to the disinvestment of the Company that it would consider additional compensation if found necessary following a detailed review, when undertaken. However, prior to disinvestment of the Company in February 2002, the Government granted a dispensation as full and final settlement of every sort of claim against preponing of ILD de-monopolisation of the Company by two years and the Company had been pursuing the Government for considering additional compensation. To avoid being barred by the statute of limitations, the Company filed a claim in the Mumbai High Court in January 2005. There can be no assurance that the claim will be successful and the Company will receive compensation from the Government, or if the Company does receive compensation, as to the amount, nature or timing of such compensation.

Our revenues from our commercial arrangements with BSNL and MTNL have been declining and any further adverse changes to these arrangements will adversely affect our business.

The Company derived a significant percentage of its international long distance service revenues in fiscal 2005 and prior years from BSNL and MTNL pursuant to commercial arrangements between the Company and these access providers. Gross revenues from BSNL and MTNL in fiscal 2005 fell to Rs.4.5 billion compared to Rs.7.6 billion and Rs.8.7 billion during fiscal 2004 and 2003, respectively. As part of the compensation package relating to the termination of the Company’s ILD services monopoly, the Government had directed BSNL and MTNL to route their international calls at market rates through the Company as a “Most Favored Customer” until February 12, 2004. In March 2004, BSNL invited competitive bids from ILD operators to carry its outgoing ILD traffic. Although the Company retained the outgoing traffic of BSNL and MTNL during fiscal 2005 after competing with other ILD operators, the Company’s gross revenues as well as its margins from such traffic declined. If BSNL or MTNL cease to route or reduce the volume of their international traffic through the Company or seek to further renegotiate rates, the amount of call traffic carried by the Company and the Company’s revenues and margins could be further adversely affected.

Furthermore, BSNL has been granted operating licenses for international telephony services by the Government and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL may use our infrastructure to route its ILD traffic. BSNL commenced utilizing our infrastructure under this arrangement during fiscal 2005. There can be no assurance that BSNL will route its ILD traffic through the Company in sufficient volumes or that the terms of the agreement will not be modified to the Company’s detriment. Further, there can be no assurance that the agreement will be renewed after the expiry of its term in October 2005. If BSNL and/or MTNL start carrying their own international telephony traffic, as the largest basic line operators in India, their access to end customers could give them a competitive advantage over the Company, which could adversely affect the Company’s traffic volumes, revenues and net income.

Delays in reaching rate agreements with major international carriers could have an adverse effect on our business.

A substantial portion of the Company’s revenue is derived from foreign telecommunications administrations and carriers for connection to the Indian telecommunications network. As with most developing countries, the volume of incoming calls to India exceeds the volume of outgoing calls from India by a significant margin. However, following the termination of the Company’s monopoly in ILD services, incoming call traffic is also carried by other ILD operators, as a result of which the Company may no longer have positive traffic balances with a number of foreign carriers. Currently the Company’s settlement rates with foreign carriers for ILD traffic are negotiated with them from time to time. Any delay in concluding rate agreements with major international carriers may adversely affect incoming traffic volumes and consequently the Company’s revenues.

Given the competitive scenario in India in the ILD sector, the prevailing settlement rates with respect to foreign carriers, particularly the US carriers, are lower than in previous years and are well below the benchmark rates stipulated by the United States Federal Communications Commission (“FCC”). Any further lowering of benchmark rates by the FCC or delays in reaching final agreement with US carriers or other major carriers regarding rates could cause a significant decrease in the Company’s revenues from foreign carriers its working capital which in turn could have a material adverse effect on the Company’s financial condition and results of operations.

Illegal international telephony operators have adversely affected our call volumes.

Our call volumes have been adversely affected by the international telephony services offered by illegal operators. These operators offer cheaper services since they do not pay Interconnect Usage Charges (“IUCs”) or ADCs or other regulatory payments including license fees and taxes. According to various market estimates these operators have captured as much as 30-40 percent of the incoming ILD traffic into India. The Company has suggested to the TRAI that the reduction of IUCs by phasing out or reducing the ADCs will ensure that illegal operators have no competitive advantage or arbitrage opportunities. While the ADCs have been reduced by around 23 percent for international traffic terminating in India, there still exists an arbitrage of about Rs.3.25 per minute (being the current applicable ADC) for the illegal operators. Until the TRAI phases out the ADC component in the IUC and the Government implements measures to effectively prevent illegal telephony services, we expect our business to be adversely affected by illegal operators.

As a result of delays in the implementation of the new Carrier Access Code regime, we continue to depend on other telecommunications providers for access to end customers.

All international calls we carry that either originate or terminate in India must pass through access telephone networks, which we do not own or control. Demand for our international outgoing telephony services will depend, to a significant degree, on the rates charged to end users in India, access to whom is controlled by competitors such as BSNL, MTNL, Bharti and Reliance.

The Government’s proposed Carrier Access Code (“CAC”) regime offers end customers the right to choose their NLD or ILD carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to a majority of the end customers and, because of their “Most Favored Customer” arrangement with us until February 2004, used the Company as their preferred ILD carrier. After February 2004, we are dependent on the implementation of the CAC regime to develop our own customer base for the outgoing international telephony market. There can be no assurances that the CAC will be implemented in the near future or that even if the CAC is implemented, end customers will choose the Company as their preferred ILD carrier.

Telecommunications carriers that we do business with could suffer decreasing margins and financial distress, which may negatively impact our business.

As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers, particularly those in the US, which accounted for over 10 percent of our telephony revenues in fiscal 2005, have in the recent past suffered reduced profit margins as well as significant financial pressures. Some of these companies have been acquired by other US or European companies and are undergoing restructuring of their businesses. If any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us. There can be no assurance that all the Company’s receivables can be collected or that the Company will not be adversely affected by the financial difficulties of other carriers.

We are subject to extensive regulation and supervision by the Government, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

The Company and its businesses are subject to extensive regulation and supervision by the Government of India and its departments, including the DoT, which issues and implements the telecommunications licenses under the Indian Telegraph Act and the TRAI which, among other things, sets the terms and conditions which telecommunications operators are required to follow in their activities. The DoT as the licensor is empowered to revoke the license granted by it for any breach of the license conditions and to modify the license in the public interest.

TRAI’s clearance is required for all the Company’s new initiatives on issues of pricing or the launch of new products. Failure to follow the TRAI directives may lead to the imposition of fines and other punitive actions. Any disputes between the Company and the Government (as the licensor) regarding the terms of the Company’s telecommunications licenses, as well as any dispute between the Company and the other service providers in the country, is required to be adjudicated by the Telecom Disputes Settlement Appellate Tribunal (“TDSAT”). Failure to follow the TRAI directives or TDSAT orders may lead to the imposition of fines and/or other punitive actions. Accordingly, Government regulation and supervision could require us to enter into transactions or conduct our business in a manner that is not in the best interests of our shareholders.

The Government controls our licenses to provide telephony and other services and any material modifications of the terms and conditions of the licenses could disrupt our business and have a material adverse effect on our prospects.

The Company operates substantially all of the ILD services it provides, including basic international telephony services to and from India, pursuant to a new license agreement from the Government that is valid until March 31, 2022. In addition, the Company has also been granted an NLD license and a Category “A” All India ISP license, including for Internet telephony. The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on the Company’s business and prospects. The Company provides various services such as ILD and NLD services, Internet leased lines, television uplinking and other data services using radio spectrum. The radio spectrum operating license is issued and annually renewed by the Wireless Planning and Co-ordination Wing of the Ministry of Communications. This license expired in March 2003 and the Company is still awaiting its renewal despite having made the due payments and applications for its renewal, although it continues to make use of the radio spectrum for providing its services. The non-renewal of this license, or punitive action by the Government for continuing transmission services without renewal of the license, could adversely affect the Company and result in lost revenues.

Regulatory decisions and changes in the regulatory environment in the jurisdictions in which we do business could adversely affect our business.

The Company has interests in a large number of geographic areas across the world and must comply with an extensive range of requirements that are meant to regulate and supervise the licensing, construction and operation of telecommunications networks and services. These requirements are likely to increase with the Company’s increased overseas expansion. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the telecommunications industry. Decisions by regulators in various geographic areas regarding the granting, amendment or renewal of licenses, to the Company or to third parties, could adversely affect the Company’s future operations in these geographic areas. The Company cannot provide any assurances that governments in the countries in which it intends to operate will issue the required telecommunications licenses. Additionally, decisions by regulators could further adversely affect the pricing for services the Company offers or intends to offer.

The Company is substantially owned by the Tata Group and the Government, who have significant rights in relation to the election of the Company’s board of directors and may have interests which conflict with those of our other shareholders including holders of our ADSs.

Panatone Finvest Limited, a wholly owned subsidiary of companies affiliated with the Tata Group, owns approximately 43.14 percent, and the Government of India owns approximately 26.12 percent, of our total outstanding equity. Other Tata Group companies own approximately 1.58 percent of our total outstanding equity. Panatone Finvest Limited and the Government are parties to a Shareholders’ Agreement pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of September 30, 2005, our board of directors consisted of eleven members, five of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government. There were four independent directors on the board as per the provisions of the Shareholders’ Agreement. As a result of their equity holdings and the Shareholders’ Agreement, Panatone Finvest Limited and the Government together have significant control over the matters coming up for consideration at the meetings of the Board and of the shareholders of the Company and they acting together at the meetings have the power to elect the directors and control all matters submitted to shareholders. There can be no assurance that the interests of Panatone Finvest Limited and/or the Government would be the same and their respective interests could differ from the interests of our other shareholders, including the holders of ADSs.

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

The Company cannot predict if the demerger will take place or the expenditure that the Company might have to incur for the security, upkeep and maintenance of the surplus land. The Company may have to bear significant costs, including taxes and duties, relating to the demerger, and the Company cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on the Company’s financial condition.

If certain tax claims by the Indian tax authorities are upheld, our financial condition would be adversely impacted.

The Company is subject to the following major tax claims:

• License Fees: The Company’s claims of license fees in fiscal 1994 to fiscal 1998 as deductible expenditure have been disputed by the Income Tax Department. However, the Company has received favorable decisions in respect of all these claims. We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.12,543 million (US$ 287.55 million).

• Tax Benefit claims: The Indian tax authorities have disallowed tax benefits claimed by the Company in fiscal 1996 to fiscal 2002 with respect to certain of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. Of the seven fiscal years, rulings in respect of five have been against the Company and have been appealed against while decisions in respect of the other two fiscal years are pending. If all of the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.6,890 million (US$ 157.96 million).

• Tax on Reimbursements: Certain reimbursements received from the Government during fiscal 1994 were not offered for taxation and the Indian tax authorities levied taxes (inclusive of interest but excluding penalties) of Rs.2,853 million (US$ 65.41 million) which the Company paid under protest. The Company’s appeal has been dismissed by the first appellate authority. The Company has appealed to the Income Tax Appellate Tribunal. If the appeal is unsuccessful, the Company would be negatively impacted by that amount.

We have recently undertaken, and in the future may undertake, strategic acquisitions, which may prove to be difficult to integrate and manage or may not be successful.

We have, in the recent past, pursued acquisitions and strategic partnerships as part of our growth strategy. We recently completed the acquisition of Tyco Global Network (“TGN”) for cash consideration of US$130 million, and have signed an agreement to acquire Teleglobe International Holdings Ltd. (“Teleglobe”) for cash consideration of approximately US$178 million and the assumption of net debt of approximately US$61 million. We have also entered into a joint venture to provide telecommunications services in South Africa, which would require the Company to make significant investments. We may make further acquisitions or enter into other strategic transactions to expand our access to customers, acquire new service offerings, or enhance our technical capabilities. Our acquisitions may not contribute to our profitability, and we may be required to incur or assume debt, or assume contingent liabilities, as part of any acquisition. We could have difficulty in assimilating the personnel, operations, technology and other assets of the acquired company. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may be subject to liquidity and execution risk and, if not offset by additional revenue, might adversely affect our financial condition and operating results.

We have made, and might in the future make, substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. These investments could require significant capital expenditures. The Company expended approximately Rs.15 billion (US$ 335 million) towards capital expenditure in fiscal 2005 and expects its capital expenditure in fiscal 2006 to be approximately Rs.35.6 billion (US$816 million). The Company’s acquisition of TGN was funded through bridge loans raised by the acquiring subsidiary in fiscal 2006, and the Company may choose to fund the proposed acquisition of Teleglobe through debt. The Company’s proposed acquisition of Tata Power Broadband and its capital expenditure commitments in South Africa may also be financed from external sources. See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources”. A part of the Company’s capital expenditure will be used in enhancing the Company’s sub-sea and land cable networks and its broadband business. Such projects entail engineering, construction, obsolescence and other normal commercial risks, and there can be no assurance that the projects currently contemplated by us will not encounter cost overruns or project delays or will be completed or will operate as planned. Furthermore, there can be no assurance that financing for these investments, whether within India or elsewhere, would be available on attractive terms or at all. Furthermore, telecommunications technology evolves rapidly and there can be no assurance that any investments in new technology will have a positive impact on the Company’s financial results and neither can there be any assurance that the Company’s capital expenditures in such projects will be offset by adequate additional revenue or margins.

The Company’s international expansion plans are subject to the risks inherent in doing business internationally.

Currently the Company has a global presence through its subsidiaries in United States, United Kingdom, Singapore, Sri Lanka, Bermuda, France, Japan, Spain, the Netherlands, Portugal, Guam, Germany, Belgium and Hong Kong and we may establish additional subsidiaries or joint ventures outside India with a view to providing telecommunications services involving these countries. Because of the Company’s limited experience with business outside of India, the Company is subject to additional risks related to its international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies, multiple and possibly overlapping tax structures and local political and social conditions. In addition, the Company may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. The Company may also face difficulties in integrating employees that it hires in different countries into its existing corporate culture. These difficulties could disrupt the Company’s ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results.

Any serious damage to the undersea telecommunications cable systems utilized by the Company might adversely affect the Company’s traffic and thereby its revenues.

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

The growth of telecommunications traffic is related to general economic growth and slowdowns in the Indian economy could result in slower growth rates in telecommunications traffic in India. A significant part of the Company’s revenues are derived from calls originating in the United States. During the year ended March 2005, approximately 10.3 percent of the Company’s operating revenue was from the United States. Slowdowns in the US economy, as well as in other countries where the Company does significant business, may negatively affect our business. The information technology (“IT”) sector is a major contributor to the telephony and leased channel revenues of the Company and therefore the Company’s revenues might be adversely affected by slowdowns in the IT sector.

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

Since 1991, successive Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including the Company.

India held elections for a new Government in April-May 2004 and the Government changed for the sixth time since 1996. Since no party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections, the present Government is made up of a multiparty coalition. There can be no assurance that the Government, which is presently supported by other political allies, will continue to receive such support. The next general elections are due to be held in 2009. Political instability could delay the reforms of the Indian economy and could have a material adverse affect on the market for securities of Indian companies, including our shares and ADSs.

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

The Company and you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion rates between the Indian rupee and foreign currencies.

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

Fluctuations in the exchange rate between the Rupee, the SDR (or “Special Drawing Rights”, which are based on a basket of key international currencies and are frequently used in foreign currency payment settlements) and other currencies also affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations and therefore the revenue and operating costs of the Company. The Company may as a result be exposed to the risk of fluctuations in the exchange rate between the Rupee and foreign currencies, which effectively may increase the cost in Rupee terms of foreign exchange payments required to be made by the Company, including payments to foreign telecommunications administrations and payments for imported equipment and technology. To reduce the effect of exchange rate fluctuation on our operating result, the Company uses derivative instruments such as forward contracts to cover a portion of outstanding accounts receivables; however, there can be no assurance that the Company will be able to avoid the adverse affects of exchange rate fluctuations.

You may not be able to enforce a judgment of a foreign court against the Company.

The Company is a limited liability company organized under the laws of India. All of the directors and officers of the Company and certain other persons named herein are residents of India, and all or a significant portion of the assets of all of the directors and officers and a substantial portion of the assets of the Company are located in India. As a result, it may be difficult for investors to effect service of process upon the Company or such directors or officers outside India or to enforce against them judgments obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws. The statutory basis for determining conclusiveness of foreign judgments in India is provided in Section 13 of the Code of Civil Procedure 1908 (the “Code”) of India, which provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (1) where the judgment has not been pronounced by a court of competent jurisdiction, (2) where the judgment has not been given on the merits of the case, (3) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (4) where the proceedings in which the judgment was obtained were opposed to natural justice, (5) where the judgment has been obtained by fraud and (6) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Code, which deals with the enforcement and execution of foreign judgments, provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United Kingdom, but not the United States, has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced only by way of a suit instituted upon the judgment in accordance with the Code and not by proceedings in execution. Furthermore, it is uncertain that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

RISK RELATED TO THE ADSs

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares or the perception that such sales may occur could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the issue or the effect, if any, that future sales of our equity shares or the availability of our equity shares for future sales, will have on the market price of our equity shares or ADSs prevailing from time to time.

Holders of ADSs have no voting rights.

Investors in ADSs have no voting rights unlike holders of the Equity Shares who have voting rights. It is contemplated that the Depositary will exercise its right to vote on the Equity Shares represented by the ADSs as directed by the Company’s Board of Directors. Investors may withdraw the Equity Shares underlying the ADSs and seek to vote the Equity Shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (21 percent of our issued and outstanding equity shares) as of March 31, 2002 to approximately 16 million (6 percent of our issued and outstanding equity shares) as of September 30, 2005. This may affect the liquidity of the market for the Company’s ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Company’s equity shares to trade at a discount or premium relative to the market price of its ADSs.

Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market be permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADSs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government and also registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Company’s Equity Shares to trade at a discount or premium to its ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentage prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourth of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to prepare and file such a registration statement and our decision on whether to do so will depend on the costs and potential benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs.

There can be no assurance as to the value, if any, that the depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Videsh Sanchar Nigam Limited was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act, 1956. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government of India until 1992. During 1997 and 1999, the Government sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”). These GDRs were converted into American Depository Receipts upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

Following a competitive bidding process, in February 2002 the Government selected Panatone Finvest Limited as the strategic partner for the sale of the Government’s 71,250,000 equity shares representing 25 percent of the outstanding voting capital of the Company. The Government also simultaneously divested approximately 1.85 percent of the outstanding shares of the Company to its employees. A share purchase agreement (the “Share Purchase Agreement”) giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Following the offer, Panatone Finvest Limited’s shareholding in the Company increased to 45 percent. Other Tata Group entities have since made open market purchases and sales of the Company’s equity shares, and the consolidated shareholding of the Tata Group in the Company as of September 30, 2005 was approximately 44.71 percent and the Government’s shareholding was approximately 26.12 percent.

The Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002, pursuant to a notice of early termination by the Government of India. With effect from April 2002, the Government of India licensed new operators to provide international telephone services, who now compete with the Company.

In a bid to strengthen and consolidate its presence in the Internet and broadband business in India, in March 2004 the Company executed an agreement with Dishnet to take over the narrowband and broadband businesses of Dishnet’s ISP division for consideration of Rs.2,700 million. The transaction included the acquisition of all Internet assets, employees and customers of Dishnet’s ISP division. The acquisition gave the Company access to a sizable number of customers in both dial-up and broadband services and presence across 38 cities and 200 towns within India.

To augment its international expansion plans the Company has incorporated wholly owned subsidiaries in United States, United Kingdom, Singapore, Sri Lanka, Bermuda, France, Japan, Spain, the Netherlands, Portugal, Guam, Germany, Belgium, Hong Kong and a joint venture in Kingdom of Nepal with a view to providing telecommunications services involving these countries.

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator and decided to allot a 26 percent equity stake in this new company to VSNL. The other equity partners are the state-owned Eskom and Transnet (15 percent each), Nexus (19 percent) and two private consortia. This new venture will be allowed to provide all telecommunications services including domestic and international voice and data services, with the exception of mobile services. The Shareholders’ Agreement for this company was signed on August 15, 2005.

On July 1, 2005, the Company completed its acquisition of TGN’s approximately 65,000 km undersea cable network across North America, Europe and Asia for $130 million, or approximately Rs. 5,890 million, in cash. This acquisition was a combination of an asset and stock purchase. TGN’s business was acquired as an asset acquisition in the US, UK, the Netherlands, Japan, France and Spain. TGN’s business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition in each of these countries. The businesses were acquired on a going-concern basis.

On July 25, 2005, the Company, along with its wholly-owned subsidiary VSNL Telecommunications (Bermuda) Ltd., entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Teleglobe, a leading provider of international voice, data, Internet and mobile roaming services incorporated in Bermuda, pursuant to which Teleglobe will be amalgamated with VSNL Telecommunications (Bermuda) Ltd. and the resulting company will be a wholly owned subsidiary of the Company. The transaction consideration will be approximately US $178 million, or approximately Rs.7,764 million, in cash, and assumption of net debt of approximately US$61 million (or Rs.2,661 million) by the Company. Teleglobe’s Board of Directors has approved the Amalgamation Agreement. The Amalgamation is conditioned on, among other things, the approval of the Amalgamation Agreement by the required vote of shareholders of at least a majority of the outstanding shares in Teleglobe’s common share capital, expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and other applicable antitrust laws, the receipt of certain regulatory approvals specified in the Amalgamation Agreement, expiration of the time period for any applicable review process by the Committee on Foreign Investment in the United States without any action or recommendation by such committee to prevent consummation of the Amalgamation, and the number of shares of shareholders properly exercising their appraisal rights pursuant to the Companies Act 1981 of Bermuda does not exceed, in the aggregate, 5% of the outstanding Teleglobe’s common shares capital. Teleglobe owns and operates one of the world’s most extensive networks, reaching over 240 countries and territories.

On September 5, 2005, the Company announced that it had entered into an agreement with Tata Power Company Ltd. (“TPC”) to acquire TPC’s sake in Tata Power Broadband Limited (“TPBB”), a 100 percent subsidiary of TPC, for cash consideration of Rs.2,390 million (US$ 55 Million). TPBB has approximately 650 km of fiber running through the Indian city of Mumbai and approximately 150 km of fiber running through another Indian city, Pune.

The Company’s Internet website address is http://www.vsnl.in. The information on the Company’s website is not incorporated into this document. The Company’s registered office is located at Mahatma Gandhi Road, Mumbai 400 001, India (+91-22-5657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

Business Overview

The Company provides public international telecommunication services in India, directly and indirectly linking the Indian domestic telecommunications network to approximately 240 international destinations. As of March 31, 2005, the Company operated eleven international switching and transmission facilities for voice as well as integrated services digital network (“ISDN”) services at seven gateways in Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar and Jalandhar, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company also has fourteen other ILD points of presence for carrying voice traffic across the country. The Company also provides a wide range of data related services.

Since the loss of its monopoly in international telephony services in 2002, the Company has enhanced its other product offerings and provides improved and new services to its customers. In recent years, the Company has increased its emphasis on new products and services such as broadband, IP-VPN Services, calling cards, Internet telephony and has also considerably increased the range of services being offered to its corporate customers. The Company has also begun offering national long distance services. The Company is leveraging the services of other Tata group companies (such as Tata Teleservices for the last mile connectivity it has to offer, Tata Power for its broadband connectivity in two cities and Tata Consultancy Services for its software solutions) to provide a range of enterprise solutions to customers. The Company is also globalizing its operations and capitalizing on the liberalization of emerging telecom markets. To drive the Company’s international expansion, an international business group (“IBG”), headquartered in Singapore, was set up on April 1, 2004. In addition to promoting the Company’s offerings such as the new Tata Indicom India Singapore Cable system to both enterprise and carrier customers who require connectivity to India, the IBG supported the establishment of Internet Protocol-based data and voice services in select countries. It enabled the Company to provide extended relationship support to Indian and international enterprise customers. Subsequent to the completion of the TGN acquisition, the IBG team has been integrated with the TGN organization. The Company also operates telecom services in Nepal and Sri Lanka. As a strategic partner to provide services under the second national operator license in South Africa, the Company is licensed to provide all telecommunications services including domestic and international voice and data services, with the exception of mobile services.

The Company continues to derive a substantial portion of its revenue from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from access providers in India for the delivery of international calls abroad. The Company shares revenues received from foreign telecommunications administrations and carriers for incoming international calls terminating in India with access providers in India. The sharing of such revenues is pursuant to the terms of interconnect agreements and commercial terms agreed from time to time with the relevant access providers. The following is a breakdown of the Company’s revenues in terms of the location of the foreign administrations, private carriers and access providers:

	Year ended March 31,
	2003		2004		2005		2005
	Rs. Millions						US$ Millions
India	Rs.	16,912	Rs.	17,970	Rs.	18,949	US$	434
United States of America		10,774		5,216		3,343		77
United Arab Emirates		5,468		2,822		2,634		60
Other		12,187		6,240		7,522		173

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

The following is a break-down of the Company’s revenues in terms of its major activities:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Wholesale Business	Rs.	37,057	Rs.	21,389	Rs.	16,026	US$	367

Enterprise Business:	Rs.	4,956	Rs.	7,706	Rs.	11,156	US$	256

Private leased circuits		2,912		4,924		6,764		155
Frame relay		1,132		1,276		1,383		32
Internet leased lines		912		1,506		3,009		69

Other:	Rs.	3,328	Rs.	3,153	Rs.	5,266	US$	121

National long distance telephony		60		386		2,301		53
Internet		1,193		1,197		1,623		37
Others		2,075		1,570		1,342		31

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

Services of the Company

The Company’s primary business is the provision of public international switched telecommunication services (telephone, telex and telegraph) and specialized and value-added services, such as international private leased circuits, Internet telephony, satellite mobile telecommunications, Internet dial-up access, Internet leased line access throughout India, electronic data interchange, managed data network services, video conferencing, the transmission of television signals, packet switched data transmission and e-mail services. The Company also offers NLD services and has recently begun offering internet broadband services.

Wholesale Business

The Company carries ILD traffic as an International Long Distance Operator (ILDO) licensed by the Governement. The Company does not operate as an access provider and therefore has no direct access to end customers. As an ILDO, the Company carries outgoing international telephony traffic from local access providers and long distance operators in India to different international termination destinations in accordance with its arrangements with other international carriers. The Company also carries traffic terminating in India from international carriers. Such traffic is terminated on the network of local access providers in India based on its arrangements with them. The Company also provides hub and transit facilities to other international carriers for termination of their traffic to other international destinations. The Company operates the switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the flow of international traffic between these networks. An outgoing international telephone call from India routed through the Company originates on one of the local Indian telephone exchanges operated by MTNL, BSNL or private fixed line or cellular network operators, and is transferred to one of the Company’s gateways. The call is then switched by the Company’s system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuit is then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company’s gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges, from which it is transmitted to the recipient.

International Telephone Services. The Company provides public basic international switched telephone services, including voice, facsimile and data transmission services. The international telephone revenue of the Company constitutes the largest share of the Company’s total traffic revenue (approximately 49.39 percent during fiscal 2005, compared to approximately 66.33 percent during fiscal 2004). The decline in international telephone revenue as a proportion of total traffic revenue is due mainly to increased competition in India, which has resulted in significant reductions in tariffs and in settlement rates with foreign administrations. During fiscal 2004, the Company took advantage of the technology shift to the Voice over Internet Protocol (VoIP) for incoming voice termination, and concluded traffic agreements with ten new international carriers that use this technology. The Company is also building its ability to pick up traffic overseas through points of presence in various countries and offer more attractive packages to international carriers. During fiscal 2005, the Company’s overseas points of presence in New York, Los Angeles and London became operational. With BSNL and MTNL continuing to provide their outgoing traffic to the Company during fiscal 2005, the volume of outgoing traffic, which has generally increased year-on-year because of the growth of telephone density, economic growth and reduced tariffs in India, was considerably higher in fiscal 2005 than in the previous year.

In fiscal 2005, following negotiations with BSNL after its acquisition of an ILD license, the Company started carrying the outgoing ILD traffic of BSNL under a wholesale carriage agreement with BSNL to share the Company’s infrastructure. This agreement provides for the Company to handle BSNL’s ILD traffic at an agreed cost per minute of traffic handled. The agreement is effective until October 31, 2005.

The Company launched outbound calling cards in April 2004, accessed through a toll-free number. However, these cards could be used only from phones within the Tata Teleservices Limited’s network because other local service providers block calls from their network to the Company’s toll-free number. In February 2005, the TRAI has asked the Company to stop selling outbound calling cards and the Company has approached the TDSAT challenging the TRAI order.

The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls. The Company also offers outbound international toll free services.

Enterprise Business

The Company offers customised, end to end voice and data solutions to key enterprise customers across India. The Company provides the following services to corporate customers:

International Private Leased Circuits (“IPLCs”). The Company offers international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in India to a fixed point abroad. These services are provided using the Company’s international gateways, earth stations and cable stations. The IPLC market in India has grown at an annualized rate of over 60-70 percent per year during the last four years primarily as a result of the growing information technology and business processing outsourcing industry in India. To augment this service further, the Company has commissioned its own under-sea cable system connecting Chennai in India with Singapore.

National Private Leased Circuits (“NPLCs”). The Company provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across the country. The Company has set up a countrywide optical fiber cable backbone, which connects national long distance points of presence on a high capacity network.

IPLCs and NPLCs are services typically used by businesses that have a high volume of communications between two locations. A subscriber contracts with providers like the Company for the right to use a certain amount of bandwidth between two specified points, and this bandwidth can be used for voice, data, high speed graphics or other types of transmission. IPLCs are such services between a point in India and a location in another country, whereas NPLCs are services between two locations within India. The customer is not given any rights in the assets used in providing these services. The customer also does not control access to the cable or satellite. The contract for the service does not give the customer the right to operate the cable or the satellite and the customer does not have the ability to specify any operating policies and procedures of the cable or satellite that the capacity is provided in. The IPLC or NPLC cannot be shared, sublet or assigned by the customer or used for any purpose other than those specified in the agreement with the Company.

Internet Leased Line Circuits. The Company provides Internet leased lines which are a high speed, flexible bandwidth solution that provide constant internet access. These services are an economical solution for data transfer applications which are not security and delay sensitive.

Frame Relay Services. The Company provides frame relay services which are a data transmission technique used to send digital information such as voice, data, local area network, and wide area network traffic quickly and cost-efficiently to many destinations from one port. Frame relay services use shared bandwidth.

Others

In addition to the wholesale and enterprise services described above, the Company offers a number of other services. A brief description of some of these services is set forth below:

National Long Distance (“NLD”). The Company received its NLD license as part of the compensation package received from the Government upon the early termination of the Company’s monopoly in ILD services and in September 2002, the Company entered the NLD services market. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. The Company has signed interconnect agreements with most basic and cellular mobile service operators in the country including BSNL and MTNL to terminate NLD traffic on their networks. By March 31, 2005, the Company had received approval from the Department of Telecommunications for interconnection at 200 Long Distance Charging Areas (“LDCAs”), covering 19 of India’s 21 telecom circles. LDCAs are regions in which NLD services may be offered to customers. The Company eventually plans to have coverage of all the 322 LDCAs in India. This rollout will be reviewed in view of the Unified Licensing Regime proposed by TRAI. To increase its footprint and accelerate rollout, the Company has a national network of about 36,000 route kilometres. As a result the Company carried over 1.5 billion minutes in fiscal 2005 compared to about 240 million minutes in fiscal 2004.

Gateway Internet Access Services. The Company has been providing these services since 1995. In December 2003, the Company launched an enhanced integrated retail Internet offering combining multiple services like Internet access, net telephony and value added services. Also called “dial-up” or “narrow band” Internet services, the customers of these services are typically households and small offices.

High Speed Internet Access through Metro Ethernet. In June 2004, the Company launched limited broadband services using metro Ethernet technology, which enables data transfers at high speeds. Ethernet cabling provides end users capacity of upto 10/100 Mbps, resulting in shorter access times for voice, video and Internet.

DSL Net Access using IP DSLAM. The Company has started providing Internet access using Digital Subscriber Line (DSL) technology. The technology provides bandwidth of up to 22 Mbps.

Net Access using Wi-Fi. The Company currently provides Wi-Fi, or Wireless Fidelity, for internet access. This service allows the customer to connect to the Internet without wires at speeds that are almost ten times faster than a regular dial-up connection. Wi-Fi networks operate in the unlicensed 2.4 radio bands, with an 11 Mbps (802.11b) or 54 Mbps (802.11g) data rate, respectively. So far approximately 25 sites across the country have been thus connected. The sites where this service is generally enabled are hotels, airports, food outlets, shopping malls and hospitals. The Company issues prepaid cards to the owner or manager of these sites. These cards are sold to the retail customer who wishes to access wireless Internet (mostly on his/her laptop) at these sites.

Telex and Telegram. The Company offers advanced telex services which include forwarding facsimiles to telex mail boxes, telex to fax transmissions (T-Fax) and transmission from telex to E-mail services. The Company also provides international telegram services. The volume of telex and telegraph traffic has been declining significantly in recent years, consistent with global trends, as users switch to facsimile and other methods of data transmission. The Company expects this trend to continue, but without an adverse impact on the Company since these methods of data transmission generate limited revenue for the Company. Telex services have been phased out by access providers in India during the current fiscal year. The Company is also likely to discontinue its telegraph services. The Company expects that the effect of discontinuance of telex services on its revenues and operating income will be immaterial.

Inmarsat Mobile Services. The Company offers satellite mobile telecommunication services via the Inmarsat system for land-based as well as maritime users. The services offered support voice, fax, data, telex and high-speed data access.

Internet Telephony. In April 2002, the Government of India permitted Internet Service Providers to offer voice telephony over the Internet using the Voice over Internet Protocol (VoIP). The Company’s self-managed network allows it to offer enhanced features like flexibility in billing and plans and superior voice quality. Low tariffs in Internet telephony could encourage usage and increase international call volumes.

Managed Data Network Services. The Company introduced managed data network services in January 1997, and now offers these services through the networks of AT&T, Cable & Wireless, Equant, Orient Networks (previously Tele Media International), SingTel, Telekom Malaysia and Reach. The Company’s managed data network services provide private data communications services to corporate customers in India.

Internet Data Centers. The Company provides customers the option of outsourcing their mission-critical systems operation through its Internet Data Centers. The data centers combine round-the-clock systems management with onsite personnel trained in the areas of networking, Internet and systems management.

IP VPN Services. The Company offers national internet protocol (“IP”) and multi-protocol label switching (“MPLS”) based virtual private network (“VPN”) services. On its domestic MPLS, a new technology being used for VPN services, the Company has enabled 120 points of presence to deliver the service across various locations within India. The Company also offers international VPN services across seven international points of presence based on this technology.

Television Uplinking. The Company started providing television uplinking facilities in October 1998. The Company also provides international relay of television programs and news services via satellite on a contractual basis and leases satellite transponder capacity owned by the Company to television broadcast companies in India. The Company also uses Digital Satellite News Gathering (DSNG) terminals for “on-site” live video uplinking.

Transponder Lease Services. The Company provides transponder capacity to media broadcasters in India for the purpose of broadcasting services. The Company has long term commitments for these capacities with Intelsat.

International Businesses

To better manage its international operations, the Company has set up subsidiaries in several countries, including Sri Lanka, United States, United Kingdom, Singapore, Hong Kong, Bermuda, Guam, the Netherlands, Japan, France, Spain, Portugal, Germany and Belgium. Some of the Company’s international subsidiaries have started providing services such as international and national private leased circuits, multi-protocol label switching (“MPLS”) based virtual private network (“VPN”) services, Internet leased lines and data center hosting. The Company is also part of a joint venture to provide telecommunications services in Nepal.

As part of its international expansion, the Company has acquired the cable businesses of TGN. We expect that the acquisition of the TGN cable businesses will enable the Company to expand its bandwidth sales, both on an IRU and lease basis, generate operating, administration and maintenance revenues and sell co-location space. The customers of the TGN businesses are expected to be telecommunications carriers and large enterprises with geographic coverage across both the east and west coast of the US, UK, Europe and parts of the Asia-Pacific region.

The Company is also in the process of acquiring Teleglobe, an international telecomunications company. The acquisition is subject to various regulatory and other approvals and, when completed, could add to the Company’s range and volume of services. Teleglobe offers a broad portfolio of transport services and value-added services for fully integrated voice and data services, including:

•	Voice services, which involve connecting international calls as a wholesale provider to large national and smaller emerging market retail incumbents, and to competitive communications providers in deregulated markets;

•	Data services, which involves providing internet connectivity and data transport to Internet Service Providers, application service providers and mobile service providers; and

•	Value added services, which is comprised of two components: 1) enabling services for mobile providers that allow them to interconnect in a seamless manner, which allows their subscribers to roam across countries and exchange messages despite technological complexities, and 2) value-added services such as international toll-free numbers or collect calling for PTTs and other international providers.

Revenues from Telecommunication Services

The Company’s principal source of revenue is traffic revenue from its public telephone services – foreign and domestic, which accounted for 81.86 percent, 67.52 percent and 56.48 percent of the Company’s traffic revenues in fiscal 2003, 2004 and 2005, respectively. The Company’s derives its traffic revenue from foreign administrations and telecommunication carriers, BSNL, MTNL and other Indian private fixed line and cellular network operators.

Payments to and from Foreign Administrations or Carriers

The Company has international services telecommunication agreements with approximately 89 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls billed in India, and by the foreign administrations or carriers to the Company for the use of its facilities (and the local Indian networks) in connecting international calls billed abroad.

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

The Company has in the recent past sought to rationalize its accounting rates by moving towards a system of rates linked to volume commitment. The settlement rates applicable to the Company currently range from approximately US$ 0.01 to US$ 0.37 per minute. Subsequent to the advent of competition in India, rate negotiations are held at shorter intervals than the several months in certain cases in the past.

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

Some of the new settlement rate agreements, effective from September 2002, provide for separate settlement rates for incoming and outgoing traffic. The settlement rates for incoming traffic are now dependent upon interconnect usage charges prescribed by the TRAI and payable to access service providers for terminating traffic in India. The settlement rates are market driven and are generally subject to change every month or earlier.

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

With effect from February 2004, revised IUCs were announced by TRAI. The agreements with BSNL, MTNL and other telecom operators require amounts ranging from Rs.1.69 to Rs.14.10 per minute to be paid to the Company for outgoing traffic depending upon the region to which the traffic would be terminated. In the case of incoming calls, in accordance with the IUC, the Company was required to pay to the telecom operators including BSNL and MTNL termination charge for which effective cost to the Company ranged from Rs.4.55 to Rs.5.65 per minute depending on the distance slab to which the incoming traffic is being terminated. With the further revision of IUC charges due to the reduction of the ADC announced by TRAI effective February 1, 2005, the Company is required to pay the telecom operators termination charges for which the effective cost to the Company ranges from Rs.3.55 to Rs.4.65 per minute. This includes an ADC of Rs. 3.25 per minute payable to BSNL for all international incoming traffic. The rates for outgoing traffic are not regulated and are determined by competition. These rates include ADC of Rs.2.50 per minute payable to BSNL for all traffic originating from networks other than fixed line networks.

License Fees

Under the ILD license agreement signed with the Government, the license fee payable equals 15 percent of Adjusted Gross Revenue (“AGR”). The Government defines AGR as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government. In accordance with the terms of the license agreements with DoT, the Company recorded license fee liabilities in its financial statements of Rs.4,037 million and Rs.2,734 million for fiscals 2003 and 2004, respectively against which the Company has made payments of Rs.3,967 million and Rs.2,488 million after excluding certain items of revenue. Provisional assessments of the license fee for fiscals 2003 and 2004 has been completed and the DoT has claimed additional license fees of Rs.477 million (US$10.94 million) including interest. The DoT claim is based on the terms of the license agreement and its non-allowance of the exclusion of certain items of revenues as well as interest on late payments. The Company has filed a petition before the TDSAT against DoT’s claim. The petition is under hearing with the TDSAT.

Since the introduction of the AGR-based license fee regime, the Company has been communicating with the DoT regarding the methodology of computation of the license fee. The Company believes that income from non-licensed and financial activities (such as interest and dividend) and charges passed on to other service providers for voice or data services (such as charges for usage of network elements such as domestic bandwidth and space segments) should be excluded from computation of adjusted gross revenues for the purpose of payment of license fees. The Company has paid license fees from the first quarter of fiscal 2005 onwards, in accordance with a legal opinion received by the Company which upholds its stand. This payment was lower than the fee that the Company would have had to pay if it had followed its existing practice under the AGR-based regime. The payment made by the Company for fiscal 2005 was Rs.1,622 million. The Company has, however, in line with its existing practice under the AGR-based regime, accounted for the license fee liability amounting to Rs.2,811 million (US$ 64.44 million) in its financial statements for fiscal 2005. The Company has also, in its petition to TDSAT mentioned herein above, sought refund of the excess fees paid (computed in accordance with the stand it has taken) for fiscals 2003 and 2004 amounting to approximately Rs.3,291 million (US$75.45 million). In the event that the Company’s petition is not upheld by the TDSAT, the Company would be required to pay the shortfall in the license fees paid during fiscal 2005 and also may be subject to punitive action by the DoT.

Industry Overview

The Indian Domestic Telecommunications Network

The Indian domestic telecommunications network has grown rapidly since 2000. As of March 31, 2005, the Indian telephone system comprised 98 million telephones in service consisting of 46 million of the fixed line subscribers and 52 million mobile subscribers. All subscribers can have the option to select access to international telecommunication services.

Despite significant increases in recent years, the penetration of India’s domestic telephone network of 9.8 telephone subscribers per 100 inhabitants as of March 2005 remained significantly lower than in Organization for Economic Cooperation and Development (“OECD”) countries and many other developing countries. The following table presents, for selected OECD and neighboring countries, total telephone subscribers per 100 inhabitants as of the latest year for which such information is currently publicly available.

India(1)	10.12(2005)	Iceland	164.45(2004)
Pakistan	6.29(2004)	Ireland	145.01(2004)
China	49.29(2004)	Italy	154.69(2004)
Mexico	53.87(2004)	Luxembourg	199.13(2003)
United States	120.88(2004)	Netherlands	139.78(2004)
Japan	117.58(2004)	Norway	139.53(2003)
Austria	144.74(2004)	Portugal	144.34(2004)
Belgium	134.33(2004)	Spain	137.07(2004)
Denmark	160.75(2004)	Sweden	174.62(2003)
Finland	141.03(2004)	Switzerland	160.90(2004)
France	129.76(2004)	United Kingdom	159.52(2004)
Germany	152.52(2004)	Australia	137.20(2004)
Greece	147.60(2004)	New Zealand	123.62(2004)

Sources: International Telecommunications Union & TRAI Websites

(1)	As of August 31, 2005—TRAI Release.

The existing telephone subscribers in India are concentrated in large urban areas. In the four major metropolitan cities of Mumbai, Kolkata, Delhi and Chennai, the density of lines in service is considerably higher than in India as a whole.

Cellular mobile service has experienced substantial growth since it was introduced at the end of 1995. As of March 31, 2005 there were approximately 52 million mobile subscribers, representing a compound annual growth rate of 126 percent since March 31, 1996 when the number of mobile subscribers was approximately 77,000. Mobile subscribers increased by 18.5 million during fiscal 2005. As of August 2005, there were approximately 62.57 million mobile subscribers in India. According to TRAI’s estimates, the total number of cellular mobile subscribers in India exceeds the total number of fixed line subscribers.

Interconnect Usage Charges Regime. With the ongoing liberalization of the telecom sector and the presence of multiple-operators and rate settlement arrangements, TRAI introduced a cost-based Interconnect Usage Charges regime in January 2003. It provided for an interconnect usage charge that is payable by service providers to other service providers for usage of their networks for origination, transit or termination of calls. The regime also prices monthly rental and local call charges for fixed telephones (provided primarily by BSNL and MTNL) below cost in order to ensure that these remain affordable and attractive to customers and help attain the objective of higher teledensity in the country. The TRAI notified the implementation of an IUC regulation from December 1, 2003 which included carriage, termination and Access Deficit Charges (“ADCs”). Access deficit arises when the tariff specified for access does not cover the cost of providing access. The regulation had stated that the TRAI would review the ADC calculations annually based on the audited financial results of service providers, and that the next exercise would consider changes in the ADC regime. A revised regulation was made applicable with effect from February 2004. In the context of the ILD segment relevant to the Company, the IUC Regulations, in addition to fixing an origination and termination charge for the access providers, imposed a flat sum of Rs.4.25 per minute as the ADC to be paid by the ILD operator to the access provider in case the access provider happens to be a basic services operator. Effective February 2005, the revised IUC regulations notified by TRAI lowered the ADC payable on ILD traffic and the rate presently applicable is Rs.2.50 per minute and Rs. 3.25 per minute for outgoing and incoming ILD calls, respectively.

The TRAI initiated a consultation paper on March 17, 2005 to review the existing IUC and has invited responses. The Company has submitted its response to the consultation paper. The new ADC regime is likely to be announced after completion of the consultation process in the current fiscal year. The new regime proposes to collect the ADC as part of the license fee, which is based on revenues, rather than as a part of call charges.

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

In February 2005, the TRAI issued a show cause notice to the Company, alleging that its outbound international pre-paid calling cards which were being marketed under the brand name “Hello Duniya” were being sold in contravention of the existing regulations. Despite an explanation by the Company, the TRAI directed the Company to stop the sales of outbound international calling cards. The Company has stopped the sales of the calling cards but has appealed against this directive to the TDSAT.

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

For call centers who are licensed as Other Service Providers (“OSPs”), the Company has on offer, a variant of international private leased circuits (“IPLC”) service called “Variable Charge IPLC” and had filed the tariff for the same as per the filing requirements of TRAI. Based on this filing, TRAI and The Department of Telecommunications (“DoT”) have issued show-cause notices to the Company seeking explanation as to how this service is not in violation of the ILD license agreement and is not a by-pass of payment of Access Deficit Charges (ADC). The Company has duly submitted to TRAI and DoT its replies to the show-cause notices, maintaining that the variable charge IPLC service is a legitimate and legal IPLC service under its ILD license and since this service is offered only to licensed OSPs, ADC is not payable. While the clarification on the issue is still awaited from the DoT, the Company made the ADC payment in respect of traffic flowing on this variant of IPLC.

Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company’s facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

The TRAI is currently in the process of implementing a ‘Unified Licensing Regime’ pursuant to which operators can use either wire line or wireless media to provide telephony, Internet, broadband, cable TV, DTH, TV and radio broadcasting services under a single license. The first phase of this regime entailed the implementation of the Unified Access Service License in each of the 23 circles rather than the entire country. The second phase is to apply to all services and to all geographical areas. To this end, the TRAI submitted its recommendations to the Government in January 2005. This regime when in place could increase potential competition in the ILD services business and also adversely impact the Company’s revenues from the NLD business as cellular service providers who are the main users of the Company’s NLD service would be able to switch calls across different circles in their own networks. Currently they are barred from doing so unless they possess a NLD license.

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

With effect from April 1, 2002, for outgoing traffic, ILD operators are authorized to prescribe and introduce rates for their international telecommunication services with clearance from the TRAI. In the face of competition, the ILD tariffs fell below the TRAI ceilings from a peak international call tariff of Rs.48 per minute during 2001-02 to around a range of Rs.7.20 to Rs.18 per minute during most of fiscal 2005.

The rates for the Company’s specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing are prescribed by the Company, subject to filing with the TRAI.

In March 2005, the TRAI issued a tariff order fixing tariff ceilings for IPLC services which were lower by 30 to 70 percent than the rates being charged by the Company. The Company challenged the TRAI notification with the Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”). The TDSAT upheld the Company’s petition, and TRAI has appealed to the Supreme Court of India against the TDSAT’s decision. Subsequently, TRAI provided the Company information on details of cost calculations which formed the basis of the tariff ceiling. In September 2005, TRAI issued a notification on the tariffs with the same ceilings as notified earlier in March 2005. This was made applicable with effect from September 16, 2005. Though the Company has contested TRAI’s latest order with the TDSAT, there can be no assurance that the petition will be decided in favor of the Company. However, until the next hearing of the petition by TDSAT on October 24, 2005, the tariff order has been kept in abeyance.

Business Strategy

Subsequent to the termination of the Company’s monopoly in ILD services, the telephony voice business has witnessed increased competition, falling rates and lower margins. However, the Company believes that the growth and de-regulation of the telecom sector has opened up new opportunities to diversify and grow. The Company’s objectives are to diversify its products and offer specialized, value-added services, take advantage of new technologies in its business, explore further international opportunities and attempt to remain the leading provider of international telecommunications services in India.

The Company intends to implement this strategy as follows:

Diversifying its business model by increasing its range of service offerings

The Company intends to strengthen its position in the market for value added services, particularly data services, by offering services like virtual private networks, co-location, managed services based on internet data centers and application support services. The Company has already introduced new products and services catering to the needs of corporate customers such as corporate Internet telephony, voice over IP and bandwidth on demand. The Company has integrated its retail offerings under a single package, offering services such as Internet access, net telephony and email to its customers. The Company has also deployed a fully owned Internet telephony infrastructure.

            The acquisition of the ISP business of Dishnet DSL Limited has given the Company access to a larger broadband subscriber base and enables it to offer customers additional Internet-based products in almost 43 cities. The Company has started offering pre-paid and post-paid ethernet-based internet broadband connections. Triple-play broadband with an integrated offering of voice, data and video services is a major thrust area and the Company intends to have a significant and large-volume presence in this segment.

Maintaining leadership and profitability in traditional ILD services

The Company is reorganizing parts of its business so as to maximize competitiveness. These initiatives include:

•	restructuring technical and service capabilities to provide better performance;

•	geographic diversification with international points of presence in the major markets of the United States and the United Kingdom;

•	thrust on profitability rather than traffic volumes by concentrating on traffic with higher retentions; and

•	introducing new products and variants like pre-paid calling cards

Leveraging its expertise through overseas expansion, greenfield ventures and acquisitions

The Company believes that geographic diversification is important to achieve improved revenues and profits. The Company has recently completed the acquisition of Tyco Global Network, a state-of-the-art undersea cable network that spans 37,280 miles and connects the continents of Asia, North America and Europe. The TGN businesses are being integrated with the International Business Group that the Company had set up in 2004 to manage its international expansion. The focus of this business group will be to offer, in addition to traditional bandwidth services, India-centric communication solutions such as managed network services, business continuity services and network security. The Company now has a direct operating presence in the US, UK, France, Germany, Belgium, Portugal, Spain, Singapore, Sri Lanka, Hong Kong and Japan. The Company is also in the process of completing the acquisition of Teleglobe, which is a large telecommunications company. These initiatives are meant to leverage the Company’s already existing assets to attain greater synergies in various services.

Achieving synergies with other Tata Group companies

The Company believes that its strengths complement those of other companies in the Tata Group. Synergies with Tata Group companies could include access to their existing subscriber bases and the opportunity to share their infrastructure. In this regard, the Company has invested Rs.8,358 million (US$ 191.61million) in the share capital of Tata Teleservices (“TTSL”) to provide the Company with access to TTSL’s end customers’ long distance traffic. The Company created a common marketing platform, called the Tata Indicom Enterprise Business Unit (“TIEBU”), with other Tata telecommunications companies. This unit provides sales and marketing coverage to the top 500 Indian corporate accounts based on the needs of their respective industries and offers integrated voice and data solutions under the Tata Indicom brand. The Company also partners other Tata Group companies in the software sector to provide customers a broad range of end-to-end solutions.

Implementation of “Best Practices” Business Models and Reorganizing Internal Processes

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

In May 2005, four locations of the Company were certified as being compliant with BS 7799 and covered areas like IDC, IP Planning and Operations, IT/IS, Business Support Systems, Operations Support Systems, Transmission Centers, ATM-NMS and ISP. BS 7799 is a standard setting out the requirements for an Information Security Management System and is the most widely recognized security standard in the world. The Company is the first telecom service provider within India to receive this certification. The Company has started the process to make its other locations BS 7799 compliant.

The Company continues to upgrade its internal processes including its information technology systems for customer relationship management, billing and integrated network management. Cost rationalization and profit enhancement exercises that began in 2002 continue to be major thrust areas that are aimed at increasing efficiency and productivity; cutting costs; optimizing telephony traffic, equipment and infrastructure; and improving debt recovery and timely collections.

Organizational Structure

The Company is a part of the Tata Group which comprises 91 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata Group is one of India’s largest and most respected business conglomerates, with revenues of $17.6 billion in fiscal 2005. Tata Group companies collectively employ approximately 220,000 people. The Tata Group has operations in more than 40 countries across six continents, and its companies export products and services to 140 countries.

As of September 30, 2005, Panatone Finvest Limited in conjunction with other companies of the Tata Group held approximately 44.71 percent of the outstanding equity of the Company, and the Government held approximately 26.12 percent. Panatone Finvest Limited is in turn affiliated with the Tata Group of companies and its shares are held by Tata Sons, Tata Power, Tata Steel and Tata Industries. Panatone Finvest Limited, in which the current shareholding of Tata Sons and Tata Power in Panatone Finvest Limited is 60.010 percent and 39.983 percent, respectively, with Tata Steel and Tata Industries holding the remainder equally, acquired this stake as a result of the Government’s decision to sell to a strategic partner through a competitive bidding process. See “Item 4. Information on the Company—History and Development of the Company.”

Property, Plants and Equipment

The Company’s operations are conducted from owned and leased properties in various locations in India and other countries in which the Company does business. The major services provided by the Company are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below.

Circuits

As of March 31, 2005, the Company operated 28,599 effective international voice circuits, of which 4,714 were satellite circuits and 23,885 were cable circuits. The Company operated 105,214 data circuits of which only 127 were satellite circuits and 105,087 were cable circuits. The Company also operated 44,680 Internet circuits of which 528 were satellite circuits and 44,152 were cable circuits. The Company’s data and Internet circuits are in terms of 64KB equivalent.

Satellites

As of March 31, 2005, the Company operated a total of 4,714 satellite voice circuits and 127 satellite data circuits and 528 satellite Internet circuits through 11 earth stations at its seven gateway locations, two earth-stations located at Bangalore and one each located at Pune and Hyderabad. Satellite capacity is obtained from the International Telecommunications Satellite Organization (“Intelsat”) and the International Mobile Satellite Organization (“Inmarsat”). We decommissioned one of our earth stations in April 2004.

Undersea Cables

As of March 31, 2005, the Company operated a total of 23,885 effective voice circuits and 105,087 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in undersea cables interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific. The Company also holds a 50 percent ownership interest in an analog undersea cable between Mumbai and Fujairah, U.A.E., which has a total capacity of 1,380 circuits, of which 1,245 were being used as of March 31, 2005.

The Company also holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 (SEA-ME-WE2) optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable, which became fully operational in June 1994, operated 3,820 effective voice and 424 effective data circuits from Mumbai as of March 31, 2005.

The Company has entered into a construction and maintenance agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). On this cable a total of 6,861 effective voice and 40,883 data circuits from Mumbai as also 3,741 effective voice and 7,204 data circuits respectively from Cochin were used as of March 2005. The Company also operated a total of 17,880 Internet circuits – 15,648 from Mumbai and 2,232 from Cochin on this cable system.

The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2005, the Company operated 5,364 effective voice circuits and 9,478 effective data circuits on this cable system.

The Company has also invested in the South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) cable. The total length of this link is 27,850 km with a design life of 25 years. As of March 31, 2005, the Company operated 2,165 voice circuits and 14,455 data circuits on this cable system. The Company also utilized 12,160 Internet circuits on this cable.

The Company has built a 3,100 km submarine cable system between Chennai and Singapore. Known as the Tata Indicom Chennai-Singapore Submarine Cables system (TICSCS), the system cost approximately Rs.4,275 million and has a system capacity of 5.12 Terabits (1Terabit = 1,000GB). The cable commenced operations in December 2004. This cable significantly enhances the Company’s and India’s connectivity into the Asia-Pacific region and the U.S, via the Pacific. With the setting up of this new cable and the resultant increased bandwidth infrastructure, the Company is better placed to meet the growth requirements in the corporate data market. The cable system will have an initial capacity of 320 gbps that can be scaled up to 5.12 Terabits. With an estimated life of 25 years, the new cable connects Chennai to Singapore, which is a strong telecom hub for traffic across the world from where onward extension to U. S. and other significant geographies is readily available at competitive prices. As of March 31, 2005, the Company operated 689 voice circuits and 32,643 data circuits on this cable system. The Company also utilized 6,048 Internet circuits on this cable.

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

Switches

As of March 31, 2005, the Company had the equipped capacity to connect approximately 42,520 international telephone circuits, 850 telex circuits and 64 telegraph circuits or channels to its switches. All of the Company’s telephone capacity is digital, and as of March 31, 2005 were provided by 11 digital switches installed at the Company’s 7 gateway locations spread across the country. Each gateway is linked to the other gateways via either the Company’s own bandwidth or dedicated digital lines leased from BSNL or other bandwidth providers such as Gas Authority of India Limited, Bharti Infotel Limited, Power Grid Corporation India Limited and others which permits multiple routing options for each call and provides the system with back-up capability in case of equipment failure or over-crowding at any gateway.

Other Facilities

In addition to the circuits and switches described above, the Company’s infrastructure includes various facilities used primarily for its various specialized and value-added enterprise and Internet services. As of March 31, 2005, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 56 earth stations, terrestrial radio communication links connecting the Company’s international switches at four of its locations with its earth stations and a variety of hardware used in 58 cities in India for the Company’s 81 Internet access nodes (inclusive of nodes acquired from Dishnet).

In April 2004, the Company signed a Right to Use agreement for 15 years with Bharti Infotel Limited for 23,000 route kilometers capacity on an existing advanced fiber optic network in India. This agreement is expected to eliminate the cost of leasing additional domestic bandwidth and support growth in the voice, corporate data and the upcoming broadband businesses. A self-managed domestic backbone will also give the Company greater control on quality and reliability of services. This agreement is for approximately Rs.5,000 million.

The Company is one of the founding members of SEA-ME-WE4, a consortium of 16 parties that is setting up a cable system between France and Singapore with India as one of the landing points. The cable has a system capability of 1.28 terabits. In addition to its investment of US$40 million in this system, VSNL has also been assigned the responsibilities of network administration and the running of the network operating center for the entire system. With the setting up of this new cable, the Company expects to increase its bandwidth infrastructure significantly with a view to further capitalizing on the expected future growth in the corporate data market. The Company presently has over 20 Gbps (from India landing stations) of bandwidth on its 5 operational submarine cable systems that include SAT3/WASC/SAFE, SEA-ME-WE3, SEA-ME-WE2 , FLAG and TIISSC.

Facilities from New Acquisitions–Completed and Proposed

The acquisition of TGN gave the Company capacity across approximately 65,000 kms on Tyco’s cables across the continents of North America, Europe and Asia. The Company now has capacity across TGN’s cables—Tyco Northern Europe, Tyco Transatlantic, Tyco Transpacific, Tyco Western Europe and on Tyco’s assets on the C2C Cable Network, making the Company one of the world’s largest providers of submarine cable bandwidth. If the Company’s proposed acquisition of Teleglobe is completed, the Company will acquire ownership of over 100 subsea and terrestrial cable systems and will gain access to over 40 teleport antennas and transponder capacity serving the Atlantic, Pacific and Indian Oceans. Upon the acquisition of Tata Power Broad band Limited, the Company would acquire approximately 650 km of fiber running through the Indian city of Mumbai and approximately 150 km of fiber through another Indian city, Pune.

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

The High Court’s decree, if passed, will have to be submitted to the stamp authorities for adjudication to ascertain the amount of stamp duty, which has to be paid by the Company. Under the Bombay Stamp Act, 1958 the stamp duty shall not exceed an amount equal to 5 percent of the true market value of the immovable property located within the State of Maharashtra transferred by the Company to the Resulting Company or an amount equal to 0.7 percent of the aggregate of the market value of the shares issued by the Resulting Company and the amount of consideration paid for such demerger, whichever is higher. Under the Income-tax Act, the expenditure incurred by the Company wholly and exclusively for the purpose of demerger is expected to be allowed as a deduction equal to 1/5th of such expenditure for five successive years beginning from the year in which demerger takes place.

No time period is specified in the Shareholders’ Agreement or the Share Purchase Agreement for the demerger of the Surplus Land. However, the agreements state that if for any reason the Company cannot hive off or demerge the land into a separate entity, alternative courses as stipulated therein would be explored. The Company presented a draft scheme for the demerger before the Board of Directors on April 11, 2005, and the legality and feasibility of implementing the demerger is currently being examined by the parties. The Company cannot predict if the demerger will take place. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company. See “Item 3. Key Information—Risk Factors—The demerger of surplus land held by the Company may not be completed on satisfactory terms.”

Sales and Marketing

Wholesale Business

The marketing and sales functions of the voice businesses of this unit are undertaken by a carriers relations team, which serves as a single point of contact for all technical and commercial requirements with other telecommunications carriers for interconnection and is also responsible for the launch of new products and services in the wholesale business. The team is organized as follows:

•	International Business: This unit is responsible for building relationships with other international telecommunications carriers. It is also engaged in new product development and ensuring quality of service. Presently the Company has direct links with over 80 international carriers which include major carriers such as AT&T, Teleglobe, Singtel, MCI, Starhub and Emirates telecom.

•	National Business: This unit is responsible for building and maintaining working relationships with Indian telecommunications operators such as BSNL, MTNL, Airtel, Hutch, TTSL and TTML.

The unit also has teams within India as well as at locations overseas to support the activities of the wholesale voice business and carry out their sales and marketing functions.

Enterprise Business

The enterprise business division of the Company primarily caters to services provided by the Company to corporate customers. This division is internally called the Tata Indicom Enterprise Business Unit (“TIEBU”) and is made up of three operating sales units and certain support functions as follows:

•	Enterprise Business - This unit caters to the entire telecommunications needs of over 600 large corporate and government customers. These customers are classified into eight industry verticals, namely banking, financial services and insurance; government; information technology; information technology enabled services; industrial and distribution; petroleum, gas and pharmaceuticals; travel, tourism and hospitality and media, entertainment and services.

•	Channel Sales – This unit takes care of the telecommunications needs of small and medium enterprise customers. These customers have been distributed in seven geographical regions. The Company expects that its buildout of extensive infrastructure within the country will contribute to increasing its business from this segment.

•	Wholesale Sales – This unit caters to the telecommunications needs of domestic carriers and bandwidth resellers. This unit handles 50-60 accounts with very large bandwidth requirements.

Apart from the above-mentioned marketing units, TIEBU also focuses on new product developments through its New Products Initiative team, relations with strategic business partners through the Strategic Business Relations team and complex telecommunications solutions through the Solutions team. There is also a Product team which manages the Company’s existing line of products.

The Company has also entered into a non-binding Memorandum of Understanding with Thomson to explore opportunities for the Company and Thomson to jointly explore offering services to the media and entertainment industry.

Others (including retail Business)

The Retail Business Unit of the Company primarily caters to various types of dial-up and broadband Internet products. The unit is entrusted with the task of serving retail customers which primarily consist of individuals, small/home offices and small and medium sized enterprises.

The products of this unit are standardized for mass usage and are not specifically tailored services. The businesses marketed and sold by this unit include products and services such as dialup internet access, broadband internet access, internet telephony, “helloworld”, cyber café and Wi-Fi services.

The products are usually mass distributed through indirect channels such as distributors, direct selling associates and retailers and through retail outlets such as walk-in counters. The unit lays specific emphasis on creating awareness and educating prospective customers about the Company’s retail products. The Company has also tied up with cable distributors and local cable operators (“LCOs”) for the broadband network rollout. These cable distributors and LCOs are also involved in marketing the Company’s products to their customers.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations and financial condition of the Company for the fiscal years ended March 31, 2003, 2004 and 2005 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere herein. The following discussion is based on the Company’s audited consolidated financial statements for the fiscal years ended 2003, 2004 and 2005, which have been prepared by the Company in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction and Overview

The Company is the leading provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 240 territories worldwide for voice traffic. The Company provides international telephony services, telex and telegraph services and as of March 31, 2005, operated eleven international switching and transmission facilities at seven locations (“gateways”)—Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar and Jalandhar, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links. The Company also provides national long distance service within India and uplinking and contributory feed services to television channels in India and is a major Internet service provider in India.

The Company derives its revenue substantially from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from BSNL, MTNL and other access providers in India for the delivery of international calls abroad. The Company shares with BSNL, MTNL and other access providers its revenues from foreign telecommunication administrations and carriers on incoming international calls terminating on India’s domestic network, and also revenues received by BSNL, MTNL and other access providers from Indian domestic subscribers on outgoing international calls initiated on such network, in accordance with interconnect agreements between the Company, BSNL, MTNL and the other access providers. The Company also derives revenues from other services such as retail dial-up and broadband Internet services.

The Company’s traffic revenues are affected by the volume of voice and data traffic between India and other countries and the number of circuits it leases to customers, as well as the prices at which it sells these services. Prices for voice and data traffic are based on tariffs the Company agrees bilaterally with foreign telecommunications administrations and on interconnect agreements the Company enters into with domestic fixed line and cellular operators. Over the past several years, the Indian communications market has experienced a significant increase in traffic volumes in all categories, significant growth in teledensity and high growth rates in the number of cellular subscribers. Consistent with global trends, the Indian market has also experienced a significant decrease in communications prices over the past several years, primarily driven by competition, regulatory pressures in India and abroad and overcapacity. The Company expects both these trends to continue for the foreseeable future.

As part of its growth strategy, the Company is significantly expanding its non-voice businesses. Data and media services represent growth opportunities for the Company, and enterprise business such as international and national private leased circuits, frame relay, internet leased lines, Inmarsat mobile services, Internet telephony, managed data network services and television uplinking are potential areas of revenue growth. The primary growth in the data services sector has been significantly influenced by the growth of the information technology and business process outsourcing industries. Given the convergence between voice, data and video services, and the expansion of Indian companies operations worldwide, many companies seek a provider that can serve them across products and geographies. In the data business, the Company faces increased competition from operators like Bharti and Reliance as well as regulatory pricing pressures from TRAI. The Company expects that pricing as well as regulatory pressures will continue to exist in the foreseeable future. With regard to internet services, the Company’s acquisition of Dishnet’s ISP division gave the Company a broadband network, expertise and a new base of both corporate and retail customers. The Company sees broadband services as an important growth initiative. The Company’s key areas of concern in this regard are the lack of computer penetration and awareness of these services in non-metropolitan areas, the pricing and quality of the broadband services currently on offer and the lack of last mile connectivity to the customers’ premises. The Company expects these trends to continue in the foreseeable future.

Acquisitions are an important element of the Company’s growth strategy. On July 1, 2005, the Company completed the acquisition of Tyco Global Network, and the financial results of these businesses will be consolidated in the Company’s financial statements from the acquisition date. The Company has also signed an agreement to acquire Teleglobe International Holdings Ltd. While revenue streams from the Company’s acquisitions or subsidiaries have not had a material impact on the Company’s financial performance in fiscal 2005 and prior years, this may change in future periods.

The principal components of the Company’s operating costs are network and transmission costs, other operating costs including depreciation and the license fee paid to the DoT.

The Company’s network and transmission expenses consist of interconnect or settlement charges payable to foreign telecommunications administrations, BSNL, MTNL and other fixed line and cellular operators, satellite lease costs and other costs related to undersea cable circuits that connect India to other countries. Payments that the Company makes to foreign telecommunications administrations and to Indian fixed line and cellular operators are covered by the same agreements the Company has for the revenues it receives from these administrations or operators. Network and transmission costs are also dependent upon the volume of voice and data traffic, the effect of competition in reducing network costs, local access costs of interconnection (or last mile connectivity costs) and the number of “points of presence” for interconnection with customers and suppliers. License fees are dependent in large part on Government regulation and traffic revenues. License fees as a percentage of revenues have remained substantially unchanged in fiscal 2003, 2004 and 2005 at approximately 15 percent. Variations in depreciation and amortization are primarily due to changes in the asset base on account of additions and impairment and adjustment of accumulated depreciation on goodwill.

The Company’s non-operating income and expenses include foreign exchange gains or losses, gains or losses on the sale of investments, dividend income and miscellaneous income. In fiscal 2005, the Company made gains on the sale of its investments in Intelsat and New Skies Satellite N.V., among others, which generated net non-operating income of Rs.5,514 million.

The Company’s financial condition and results of operations are affected by general economic conditions prevailing in India and the extent to which India’s economy continues to modernize and further integrate with the global economy.

Critical Accounting Policies

The Company’s consolidated financial statements included in this annual report are prepared in accordance with US GAAP. US GAAP differs in certain material ways from the Company’s general purpose financial statements which have been prepared in accordance with Indian accounting standards and laws. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of our critical accounting policies:

a. Goodwill

Goodwill arising on business combination is capitalized and evaluated for impairment annually or when significant events occur that indicate the fair value is less than the carrying amount. The Company determines fair value by estimating the present value of expected future cash flows. An impairment loss is recognized in earnings when the carrying amount exceeds the present value of future cash flows. In March 2004, the acquisition of Dishnet DSL’s assets resulted in goodwill of Rs.1,019 million.

b. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred till the date the asset is available for use.

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Buildings	58
Plant and machinery:
Earth stations	12
Cables	15-18
Exchanges	12
Other network equipment	5-8
Office equipment	3-20
Computers	6
Furniture and fittings	3-15
Motor vehicles	10

                        We estimate the useful lives of plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the assets could be extended based on the life assigned to new assets acquired by us. This could result in a reduction of depreciation and amortization expense in future periods. In fiscal 2004, the Company undertook a review of the useful lives of its assets. Based on the review, the Company changed the estimated useful lives of its sea cables (including indefeasible rights of use, or IRUs). From fiscal 2004 onwards, the Company depreciates these assets over a period of 18 years or the contractual period, whichever is shorter. In years previous to fiscal 2004, undersea cables (including IRUs) were amortized over periods which were generally between 10 to 25 years. The review resulted in additional depreciation expense of Rs.230 million in fiscal 2004.

Land acquired on lease is amortized over the period of the lease.

Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, Accounting for Contributions Received and Contributions Made at fair value and recognized as revenue and an asset in the period received. These assets are depreciated over their remaining useful economic lives.

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international and domestic telecommunication circuits, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment and are amortized over the management’s estimate of economic useful life of 18 years and the contracted period of use, whichever is lower.

The Company has not and does not trade in IRUs or bandwidth or enter into any swap or other similar agreements relating to IRUs or bandwidth.

c. Impairment of long lived assets

The Company evaluates the carrying amount of its long-lived assets whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of such assets. If the asset is impaired, the Company recognizes an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new-cost basis.

In fiscal 2004, the Company evaluated the carrying values of its tangible assets as a result of the following events and circumstances:

• Significant reduction in anticipated ILD revenues as a result of declining tariffs and increased competition;

• Increase in competition in the leased line business consequent to the acquisition of international bandwidth capacity by competitors;

• Regulatory changes in the Indian telecommunications sector; and

• Significant reduction in acquisition costs of telecommunications assets on account of improvements in technology, reduction in customs duties and competition amongst telecom equipment suppliers.

As a result of the review, the Company took a charge of Rs.6,709 million in its income statement for fiscal 2004.

d. Revenue recognition

Revenues from voice and data services are recognized based upon minutes of traffic processed or contracted fee schedules. Revenues from Internet services are recognized based on usage by subscribers and customers.

e. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other recoverables, useful lives of property, plant and equipment and intangible assets, retirement benefits, valuation of unlisted investments, impairment loss and deferred tax assets.

f. Foreign Currency

The Company’s functional currency is the Indian rupee. Foreign currency transactions are translated into Indian Rupees at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into Indian Rupees using the exchange rates prevailing on the balance sheet dates. Transaction gains and losses are recognized in earnings.

The financial statements of foreign subsidiaries are translated into Indian rupees for the purposes of consolidation as follows: income statement items are translated at the weighted average exchange rates for the period; assets and liabilities are translated at the exchange rates prevailing on the balance sheet dates. Unrealized translation gains and losses are reported in other comprehensive income.

Operating Results

The following table sets forth information regarding the Company’s operating revenue for the fiscal years ended March 31, 2003, 2004 and 2005.

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Wholesale Business	Rs.	37,057	Rs.	21,389	Rs.	16,026	US$	367

Enterprise Business:	Rs.	4,956	Rs.	7,706	Rs.	11,156	US$	256

Private leased circuits		2,912		4,924		6,764		155
Frame relay		1,132		1,276		1,383		32
Internet leased lines		912		1,506		3,009		69

Others	Rs.	3,328	Rs.	3,153	Rs.	5,266	US$	121

National long distance telephony		60		386		2,301		53
Internet		1,193		1,197		1,623		37
Others		2,075		1,570		1,342		31

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

Revenue

The principal components of the Company’s revenue are (1) revenues from foreign telecommunications administrations and carriers for incoming traffic, which are typically denominated in Special Drawing Rights (SDRs) or US dollars, (2) revenues from domestic operators for outgoing international traffic (prior to deducting amounts payable by the Company for incoming traffic) and national long distance traffic, which are denominated in Rupees, (3) revenues from enterprise business customers for data and other non-voice connectivity services, which are denominated in Rupees, and (4) revenues from customers for various types of internet access services, which are denominated in Rupees. The major factors influencing telephone revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with BSNL, MTNL and other private basic and cellular operators, settlement rates negotiated with foreign administrations and the Rupee/SDR and the Rupee/Dollar exchange rates. See “Item 4. Information on the Company—Revenue Sharing Arrangements.” The major factors influencing data and non-voice connectivity revenues include the number and capacity of circuits sold, the contracted period of use of the circuits, the mix of services provided and the terms and conditions of access to last mile connectivity. The major factors influencing internet access services revenue include the number of new customers added, the terms and conditions of access to last mile connectivity, the availability of content and the amount and patterns of customer usage.

Wholesale Business.

Revenues from international telephony traffic constitutes a substantial portion of the Company’s revenue, comprising 81.73 percent, 66.33 percent and 49.38 percent of revenues in fiscal years 2003, 2004 and 2005, respectively. The decline in international telephone traffic revenue as a percentage of total revenue is due primarily to increased competition and the resultant decrease in tariffs, a significant decline in settlement rates, and the increasing revenue contribution from specialized and value-added services such as national long distance telephony, leased circuits and Internet access services.

            International long distance telephony revenues decreased by 25.07 percent during fiscal 2005 as against the 42.28 percent decrease during fiscal 2004. The Company experienced the first full year of impact of competition during fiscal 2004 which resulted in a substantial decline in traffic volumes. During fiscal 2005, the Company maintained its traffic volume and therefore its revenues, and consequently the decline in revenues was lower as compared to fiscal 2004.

In fiscal 2005, incoming paid minutes of traffic carried by the Company were marginally lower than in fiscal 2004 due to increased competition from other ILD carriers, whereas outgoing paid minutes were higher primarily because of an overall increase in outgoing traffic from India due to the lower call tariffs and increase in the number of telephone customers in the country. Total paid minutes carried by the Company were higher in fiscal 2005 compared to fiscal 2004. Tariffs continued to decline, with peak international call tariffs declining from Rs 40.80 per minute in fiscal 2003 to Rs.18.00 per minute in fiscal 2004, and to between Rs.7.00 and Rs.18.00 during fiscal 2005. Though the Company had higher outgoing traffic volumes in 2005, the lower tariffs contributed to the lower overall revenues. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal years 2003, 2004 and 2005 decreased in US Dollar terms from US$0.23 to US$0.16 and to US$ 0.14 per minute, respectively, as a result of decreases in settlement rates applicable to the Company.

The Company is facing further declines in ILD outgoing tariffs as a result of the intense competition in the ILD business. Further though the Company’s “most favored customer” status with BSNL and MTNL expired in February 2004, the Company continued to carry the outgoing traffic of BSNL and MTNL during fiscal 2005 after competing with other ILD operators. Pressure on tariffs could increase significantly if BSNL, MTNL or other service providers that have access to end customers start or expand their ILD services. The Company may face further declines in international settlement rates for incoming traffic as a result of new entrants into the ILD business.

Enterprise Business

Leased Circuits Revenue. Revenue from leased circuits (international and national) increased by 37.37 percent during fiscal 2005 and by 69.09 percent during fiscal 2004, which is primarily attributable to an increase in transmission capacity in response to the increased bandwidth requirements of information technology and call center customers. The private leased circuits market in India has grown at an annualized rate of 60-70 percent approximately per year during the last four years. The primary drivers for this growth can be attributed to the information technology and business process outsourcing industries in India, which have benefited from the improved performance of the Indian economy and the increased outsourcing of enterprise functions to India.

However, Government regulation in services such as private leased circuits which during fiscal 2005 contributed to approximately 20.84 percent of the Company’s total revenues is likely to adversely affect revenues in the current fiscal year. There have been indications that regulated rates (rather than market determined rates) would be imposed by the regulator. Similarly, the Company faces constraints in last mile connectivity due its dependence on other service providers leading to order execution delays.

Frame Relay Revenues. Revenue from frame relay services increased by 8.39 percent in fiscal 2005 compared to an increase of 12.72 percent in fiscal 2004. Growth in these services, which are a data transmission technique using shared bandwidth, has been lower on account of customer preference for dedicated leased circuits.

Internet leased lines revenues. These revenues increased by approximately 99.80 percent in fiscal 2005 on account of increase in demand for high-speed dedicated internet access by enterprise customers.

Others

National long distance telephony. National long distance voice services’ revenues increased from Rs.386.53 million in fiscal 2004 to Rs.2,301.31 million in fiscal 2005 due to increased traffic as the Company increased its points of interconnection across the country and expanded its NLD network.

Internet Revenue. Revenues from Internet services were Rs.1,193 million, Rs.1,197 million and Rs.1,623 million during fiscal 2003, fiscal 2004 and fiscal 2005, respectively, representing an increase of approximately 0.33 percent in fiscal 2004 and an increase of over 35.59 percent in fiscal 2005. The increase in fiscal 2005 was primarily on account of retail broadband revenues which increased from Rs.6 million in fiscal 2004 to Rs.1,090 million in fiscal 2005, because of the Company’s acquisition of the broadband division of Dishnet DSL in March, 2004.

Other Revenues. Other traffic revenues include revenues from services such as the transmission of television signals, telegraph services, telex, electronic mail, frame relay and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange and video conferencing. Revenue from these services accounted for 4.57 percent of revenues in fiscal 2003, 4.87 percent in fiscal 2004 and 4.14 percent in fiscal 2005. The Company is likely to phase out its telex and telegraph services.

Operating Costs

The principal components of the Company’s operating costs are network and transmission costs, other operating costs including depreciation and the license fee paid to the DoT.

The following table sets forth certain information regarding the components of the Company’s operating costs for the fiscal years ended March 31, 2003, 2004 and 2005.

	Years Ended March 31,
	2003	2004	2005	2005
	(Rs. in millions)			(US$ in millions)
Network and transmission costs
Interconnect charges	20,269	14,030	15,307	US$	351
Rent of landlines	3,319	3,554	1,195		27
Space segment utilization charges	2,426	1,643	1,297		30
Other transmission costs	30	148	368		8

Total	26,044	19,375	18,167		416

Other operating costs including depreciation	6,076	7,465	8,571		197
Impairment in carrying value of property, plant and equipment	—	6,709	—		—

Government levy/license fee	4,037	2,735	2,815		65

Total operating costs	36,157	36,284	29,553		678

Network and Transmission Costs. Network and transmission costs include transmission or interconnect costs to domestic operators like BSNL, MTNL and other access providers for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing certain transmission facilities, including circuits from BSNL and other private providers as well as satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV.

Interconnect charges decreased by 30.78 percent in fiscal 2004 on account of decreases in interconnect charges and increased by 9.10 percent during fiscal 2005 principally due to increased national long distance traffic and higher interconnect charges paid thereon. Also, the payments to foreign administrations and carriers for outgoing traffic decreased in fiscal 2004 primarily as a result of decreases in settlement rates for outgoing traffic and increased during fiscal 2005 because of increased volumes of outgoing telephony traffic as well as international data services requiring higher settlement charges to be paid to foreign administrations. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.19 per minute to US$0.11 per minute and to US$0.09 per minute for the fiscal years ending March 31, 2003, 2004 and 2005 respectively.

Rent of landlines decreased by 66.37 percent during fiscal 2005. The significant decrease in fiscal 2005 was on account of cost savings following the acquisition of approximately 23,000 route kilometers capacity of an advanced fiber optic network in India in April 2004. Consequently, the Company surrendered the costlier landlines rented from other suppliers of such capacity.

Space Segment utilization charges decreased by 21.05 percent and by 32.28 percent in fiscal 2005 and 2004 respectively because of surrender of satellite capacity upon the acquisition by the Company of adequate amounts of international cable capacity.

Other Operating Costs. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. Other operating costs increased by 22.86 percent in fiscal 2004 and increased by 14.82 percent in fiscal 2005. The increase in fiscal 2004 was primarily attributable to the higher employees’ separation cost amounting to Rs.1,029 million as a consequence of the voluntary retirement schemes implemented in fiscal 2004. In addition, in fiscal 2004, the reduction of the useful lives of the Company’s undersea cables from a maximum of 25 years to 18 years resulted in additional depreciation expense of Rs.230 million. Other operating costs increased in fiscal 2005 due to increased marketing and publicity expenses of Rs.750 million compared to Rs.254 million in fiscal 2004, and a one-time expense charge of Rs.473 million on account of pension obligation and payments to employees who were with the Company when it was formerly a Government organization. Proportionate payments of Rs.547 million were recoverable from the Government of India which disputed the amount and offered Rs.74 million as settlement. Pending a final resolution of this matter, the Company has taken a charge of Rs.473 million in its financial statements. Decrease in depreciation from Rs.2,465 million in fiscal 2004 to Rs.2,308 million in fiscal 2005 is primarily on account of additional depreciation expense of Rs.230 million in fiscal 2004 as discussed above.

Impairment in carrying value of property, plant and equipment. In fiscal 2004, the Company evaluated the carrying values of its tangible assets as a result of the following events and circumstances:

• Significant reduction in anticipated ILD revenues as a result of declining tariffs and increased competition;

• Increase in competition in the leased line business consequent to the acquisition of international bandwidth capacity by competitors;

• Regulatory changes in the Indian telecommunications sector; and

• Significant reduction in acquisition costs of telecommunications assets on account of improvements in technology, reduction in customs duties and competition amongst telecom equipment suppliers.

As a result of the review, the Company took a charge of Rs.6,709 million in its income statement for fiscal 2004.

License Fee. As per the Company’s license agreement with the Government, the license fees payable to the DoT is 15 percent of adjusted gross revenues (which the Government defines as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government). In fiscal 2004, our expenditure on license fees decreased by 32.25 percent due to our lower adjusted gross revenue, while there was a marginal increase of 2.93 percent in fiscal 2005. This increase was primarily on account of license fees of Rs.827 million paid on gain on sale of investments in New Skies Satellites N.V and Intelsat Limited.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government provided that the Company would be refunded license fees it paid towards NLD services to the extent of 10 percent.. Accordingly, the Company has taken a net charge of 5 percent of the revenues from NLD services in its financial statements. The Company however has not received any refunds in this regard for the fiscal years 2003, 2004 and 2005.

Operating Income

The following table sets forth certain information regarding the Company’s operating income for the fiscal years ended March 31, 2003, 2004 and 2005.

	Years Ended March 31,
	2003		2004		2005		2005
			Rs. (in millions)				(US$ in millions)
Operating income/(loss)	Rs.	9,184	Rs.	(4,036)	Rs.	2,895	US$ 66

For the foregoing reasons, the Company’s operating income in fiscal 2005 was Rs.2,895 million. The Company’s operating loss of Rs.4,036 million in fiscal 2004 was mainly attributable to the impairment loss on property, plant and equipment of Rs.6,709 million.

Non-operating Income

The following table sets forth certain information regarding the components of the Company’s investment and other income for the fiscal years ended March 31, 2003, 2004 and 2005.

	Years Ended March 31,
	2003	2004	2005	2005
		Rs. (in millions)		(US$ in millions)
Gain on sale of investments (Net)	—	1,001	5,523	127
Interest Income (Net)	2,368	1,419	528	12
Dividend Income	—	405	285	6
Foreign Exchange gains (Net)	167	15	(149)	(3)
Other income	258	187	263	6
Total	2,793	3,027	6,450	148

In fiscal 2005, the Company sold its shareholding in Intelsat, Ltd., a company incorporated under the laws of Bermuda, in connection with Intelsat’s acquisition by a consortium of private equity investors. The sale of the Company’s shares realized approximately US$169 million, representing a gain of US$ 110.82 million, or Rs.4,834 million (exclusive of tax and license fees).

In fiscal 2005, the Company also sold its shareholding in New Skies Satellite N.V. (“NSS”), a Dutch corporation which had been incorporated by Intelsat, in connection with the acquisition of NSS by a consortium of private equity investors. The sale of the Company’s shares realized approximately US$ 27 million, representing a gain of US$ 15.59 million, or Rs.680 million (exclusive of tax and license fees).

In fiscal 2004, VSNL had sold its shareholding in Inmarsat Ventures plc (formerly Inmarsat Holdings Limited) for US$ 30.3 million, representing a gain of US$ 21.57 million, or Rs.941 million (exclusive of tax and license fees).

Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest income decreased from Rs.2,368 million during fiscal 2003, which included interest of Rs.535 million on income tax refunds, to Rs.1,419 million during fiscal 2004, which included interest of Rs.490 million on income tax refunds. There were no such incomes during fiscal 2005 resulting in the decrease of this income to Rs.528 million. The decrease in interest income over the fiscal years under discussion is primarily due to the decrease in interest rates and in average bank deposits. The Company’s average bank deposits during fiscal 2004 decreased because the Company shifted funds in bank deposits to mutual fund investments to obtain higher yields. The Company invested fewer of its funds in interest bearing accounts during fiscal 2005 because of the large cash outflows on capital expenditures and strategic investments amounting to approximately Rs.15 billion.

Income before Taxation

As a result of the above-mentioned factors, income before taxation was Rs.9,345 million in fiscal 2005 compared to the loss before income tax of Rs.1,009 million in fiscal 2004. The main reason for the loss in fiscal 2004 was the impairment loss on property, plant and equipment of Rs.6,709 million that the Company recognized in earnings.

Income Tax Expense

The Company’s effective income tax rate was 36.65 percent for fiscal 2003. In fiscal 2004 the Company had an income tax benefit rate of 66.80 percent. In fiscal 2005, the Company’s effective tax rate was 27.55 percent on income tax expenses of Rs 2,575 million. The statutory income tax rates were 36.75 percent, 35.875 percent and 36.5925 percent for fiscals 2003, 2004 and 2005 respectively. Reasons attributable to the differences between the effective income tax rates and the effective statutory income tax rates in fiscal 2003 were, among others, exchange gains treated as capital receipts and income tax exempt under tax holidays. The effective tax benefit rate in fiscal 2004 was higher than that determined by the statutory tax rate as dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent (excluding surcharge) was applicable to gains on sale of investment in Inmarsat. During fiscal 2005, the primary reasons for variance between the applicable statutory income tax rate and the effective rate for the Company were that dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent was applicable to gains on sale of investment in Intelsat and New Skies Satellites N.V.

The Company is subject to significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 4—Information on the Company—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

The Company’s share in the net loss of equity method investees in fiscals 2004 and 2005 was Rs.1,921 million and Rs.4,156 million (US$ 95.28 million). The increase in the share of loss was due to significant losses incurred by Tata Teleservices Limited (“TTSL”) in such years. During fiscal 2004 and fiscal 2005, TTSL had losses amounting to Rs. 9,492 million and Rs.20,172 million (US$ 462 million) respectively.

The Company’s voting interest in TTSL from 19.9 percent to 16.1 percent because of an increase in the effective voting interest of Tata Sons in TTSL to 57.8 percent as of April 1, 2004. Also, following an amendment to TTSL’s shareholder agreement signed in March 2005, the Company currently has no right to representation on the TTSL board of directors. The Company further subscribed to TTSL’s Rights Issue, a preferential share issue to existing shareholders. In accordance with the Company’s holdings in TTSL, it was entitled to subscribe to 117,012,000 shares, which the Company did and paid Rs. 1,755 million (US$ 40.23 million) on August 20, 2005. This further subscription would not change the Company’s equity interest in TTSL.

Net Income

Net income was Rs.2,891 million in fiscal 2005 as compared to the net loss of Rs.2,566 million in fiscal 2004. The primary reasons for the variance in net income between fiscal 2004 and 2005 are:

•	the impairment charge of Rs.6,709 million in fiscal 2004.

•	lower network and transmission costs and depreciation during fiscal 2005 as compared to fiscal 2004

•	higher non-operating income in fiscal 2005 primarily from the sale of investments in Intelsat Limited and New Skies Satellite N.V.

•	equity in net loss of affiliates during fiscals 2004 and 2005 was Rs.1,921 million and Rs.4,156 Million primarily on account of the losses of TTSL.

Segment Results

In fiscal 2005, as a result of changes in the form and content of segment information provided to and used by the CODM to allocate resources and assess performance, and changes in the Company’s organizational structure, the Company changed its reportable segments. The reportable segments in fiscal 2005 are “Wholesale Business”, “Enterprise Business” and “Others”. The composition of the reportable segments is as follows:

Wholesale Business	International long distance telephony (ILD)

Enterprise Business	Corporate data transmission services

Others	National long distance telephony (NLD), Internet, GPSS, transponder lease, telex and telegraph and television uplinking

In fiscal 2005 the Company has identified the following operating segments based on its organizational structure and for which discrete financial information including gross margins is available:

•	ILD

•	NLD

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines)

•	Internet

•	Other services (GPSS, transponder lease, telex and telegraph and television uplinking)

ILD and NLD services are managed by the Wholesale Business group, corporate data transmission services and other services are managed by the Enterprise Business group, and Internet services are managed by the Retail business group.

The “Wholesale Business” reportable segment comprises segment information only for ILD, as ILD and NLD do not meet the aggregation criteria. Segment revenues and profits from ILD substantially comprise revenues and profits managed by the Wholesale business group.

The “Enterprise Business” reportable segment comprises segment information only for corporate data transmission services, as these services and services included under other services do not meet the aggregation criteria. Segment revenues and profits from corporate data transmission services substantially comprise revenues and profits managed by the Enterprise Business group.

All other services including NLD and Internet have been reported under “Other Services”, as none of these operating segments meet the reportable quantitative thresholds in FAS 131. Revenues from “Wholesale Business” and “Enterprise Business” exceed 75 per cent of the Company’s consolidated revenues.

In fiscal years 2003 and 2004, the Company’s operating and reportable segments were “International telephony and related services” which included international long distance telephony and corporate data transmission services and “Other services” which included national long distance telephony voice and data service, internet and other value added services. Discrete financial information was available only for these segments.

In accordance with the segmentation basis adopted in fiscal 2005, comparable segment information for fiscal years 2003 and 2004 has not been presented as comparable information for fiscal 2003 and 2004 is unavailable. Accordingly, the discussion below covers only fiscal 2005.

	For the year ended March 31, 2005
Segment	Revenues				Operating Income
	(Rs.Million)		(US$ Million)		(Rs.Million)	(US$ Million)
Wholesale Business	Rs.	16,026	US$	367	2,044	47
Enterprise Business		11,156		256	7,632	175
Other		5,266		121	778	18

Total		32,448		744	10,454	240

Wholesale business revenues were adversely affected in fiscal 2005 because of the Company’s decreased share of incoming international ILD traffic, together with lower rate realizations for outgoing ILD traffic. Enterprise business revenues in fiscal 2005 benefited from the general growth of enterprise business services in India as a response to the needs of India’s growing information technology and business process outsourcing industries. The Company’s performance in this segment also benefited from its increased focus on corporate consumers of enterprise services. Retail business revenues reflected the Company’s acquisition of the ISP division of DishnetDSL, as well as increased broadband Internet sales to retail customers. Other revenues reflected the growth in national long distance services during fiscal 2005.

Wholesale business margins declined in 2005 as the Company’s net retentions faced further downward pressure on account of increased competition for incoming as well as outgoing traffic. Enterprise business margins benefited from the significant growth in revenues as well as the cost savings resulting from the surrender of leased domestic bandwidth following the Company’s acquisition of 23,000 kms of fiber optic capacity from Bharti Infotel Limited. Operating profits in the “Others” segment reflected the growth of NLD voice revenues coupled with the drop in local bandwidth charges due to the surrender of leased domestic bandwidth from BSNL and other bandwidth providers. There was also growth in revenues and margins from the broadband business.

Revenues and interconnect charges are directly attributable to the Company’s segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite, landline and undersea cable bandwidth capacities. License fees for international long distance telephony and corporate data transmission services have been allocated based on net revenues from these services. Depreciation and repairs and maintenance on undersea cables including IRUs are allocated to segments based on utilization of undersea cable bandwidth capacity. Depreciation on all other property, plant and equipment, and all other operating costs are unallocated.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets, other than depreciation, repairs and maintenance on undersea cables and allowance for uncollectible receivables are not allocated to segments.

Segment total assets and liabilities have not been allocated, in the absence of a meaningful basis to allocate assets and liabilities between segments. Fixed assets are used interchangeably between segments.

Liquidity and Capital Resources

            The Company’s principal capital resources are primarily generated from its operations. In addition, the Company borrows funds for short-term requirements from time to time in order to meet temporary working capital needs. While the Company anticipates significant liquidity requirements in the near future, the Company believes, based on its current financial condition and market outlook, that its cash and cash equivalents and ability to borrow will be sufficient to meet such requirements.

The Company generated Rs.9,862 million, Rs.13,140 million and Rs. 3,069 million (US$ 70.36 million) in cash flows from its operations for fiscals 2003, 2004 and 2005, respectively. Net cash provided by operations consisted primarily of net income as increased by depreciation, impairment of property, plant and equipment, share of loss in affiliates, reduction in trade and other receivables, other assets and increase in trade payables and accrued expenses and other liabilities. Cash flow from operations in fiscal 2004 increased significantly over fiscal 2003 as a result of favorable changes in advance taxes paid, accounts payables, accrued expenses and other current liabilities. Cash flow from operations in fiscal 2005 was reduced by the net gain on the sale of investments, mainly Intelsat and New Skies Satellite, of Rs.5,523 million. The significant decrease in the cash provided by operating activities during fiscal 2005 was on account of unfavorable changes in accounts receivables, advance taxes paid, accrued expense and other current liablilites as compared to the previous fiscal year.

The Company used Rs.11,697 million, Rs. 7,262 million and Rs.1,010 million (US$ 23.15 million) of its cash flows during fiscals 2003, 2004 and 2005, respectively, in its investing activities. Net cash used in investing activities that involved the acquisition of additional property, plant and equipment was Rs.2,868 million, Rs.4,783 million and Rs.12,708 million (US$ 291.33 million) for fiscal 2003, 2004 and 2005, respectively. In fiscal 2003 and fiscal 2005, there was an increase in short term deposits of Rs.5,845 million and Rs.3,627 million respectively whereas in fiscal 2004 there was a withdrawal of Rs.13,149 million to invest in mutual funds. In all, during fiscal 2005 the Company invested Rs.40,729 million (US$ 933.72 million) in mutual funds and sold investments amounting to Rs.50,319 million (US$1,153.58 million). During fiscal 2005, the Company made investments of Rs.2,354 million (US$ 53.97 million) in TTSL and its subsidiaries. In August 2005, the Company made a further investment of Rs.1,755 million (US$ 40.23 million) in TTSL by subscribing to their rights issue. The Company realized Rs. Nil, Rs. 1,393 million and Rs. 7,375 million (US$169.07 million) during fiscal years 2003, 2004 and 2005 respectively from the sale if its investments in satellite companies, including Intelsat, New Skies Satellite and Inmarsat.

The Company used Rs.5,774 million, Rs.5,963 million and Rs.1,913 (US$ 43.86 million) of its cash flows for its financing activities for fiscal 2003, 2004 and 2005 respectively. This primarily consisted of repayment of short term borrowings of Rs.2,211 million and Rs.3,540 in fiscal 2003 and fiscal 2004 respectively, together with the dividend paid of Rs.3,563 million and Rs.2,423 million during fiscal 2003 and 2004, respectively. In fiscal 2005, the Company repaid the Rs.630 million (US$ 14.44 million) loan assumed from DishnetDSL Limited on acquiring its broadband division. The Company paid dividends amounting to Rs.1,283 million (US$ 29.41 million) during fiscal 2005.

As of March 31, 2005, the Company’s cash and cash equivalents were Rs. 339 million (US$7.77 million) as against Rs.187 million as of March 31, 2004.

The Company’s working capital, which the Company defines as the excess of current assets over current liabilities, increased from Rs.14,215 million as of March 31, 2004 to Rs.18,855 million (US$ 432.25 million) as of March 31, 2005. This increase was primarily due to the following reasons:

•	Increase in short term bank deposits from Rs.10,165 million as of March 31, 2004 to Rs.13,792 million (US$ 316.18 million) as of March 31, 2005. During fiscal 2005, the Company’s net cash from purchase and sale of mutual fund investments was Rs.9,590 million (US$219.85 million), mainly because the Company reduced its mutual fund investment holdings. The Company also realized gains from sale the of its investments in equity in Intelsat Ltd. and New Skies Satellite N.V, which brought in aggregate cash amounting to Rs.8,617 million (US$197.55 million).

•	Accounts receivable increased from Rs.5,304 million as of March 31, 2004 to Rs.5,640 million (US$129.30 million) as of March 31, 2005 due mainly to the increase in data services revenues and a large volume of sales in enterprise businesses during the last month of the fiscal year.

•	Advance taxes paid increased from Rs.9,806 million as of March 31, 2004 to Rs.11,512 million (US$ 263.92 million) as of March 31, 2005 primarily due to taxes paid on account of realization from sale of investments in Intelsat Ltd. and New Skies Satellite N.V amounting to Rs.1,040 million (US$23.84 million) including applicable surcharges.

The Company’s cash and cash equivalents along with short term deposits with banks as of March 31, 2005 was Rs. 14,131 million (US$323.96 million). Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company towards acquisitions and new ventures, which are discussed below, are approximately Rs.30 billion. This expenditure could be staggered over fiscals 2006 and 2007. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets can be detrimental to the Company’s liquidity position and can cause delays and cost escalations in the Company’s business plans.

The following factors are expected to impact the Company’s liquidity and capital resources:

Integration and operations of the Tyco Global Network

The acquisition of the undersea cable network was completed on July 1, 2005. The acquisition consideration of US$130 million in cash (excluding related expenses of the transaction) was funded initially entirely by the Company. Subsequently, the acquiring subsidiary, VSNL Singapore Pte. Ltd, borrowed bridge loans amounting to US$120 million and repaid the Company. The bridge loans are to be repaid by the subsidiary on December 30, 2005. The bridge loans may be converted into a long-term loan facility. The Company expects that it will be required to fund the working capital needs of the Tyco business until they become cash positive.

Completion of the Teleglobe International Holdings Ltd. acquisition

The Company announced on July 25, 2005, that it had agreed to acquire Teleglobe. The acquisition remains subject to Teleglobe shareholder approval and government consents in various countries. The Company along with its subsidiary, VSNL Telecommunications (Bermuda) Ltd., entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Teleglobe International Holdings Ltd. (“Teleglobe”) pursuant to which Teleglobe will be amalgamated with VSNL Telecommunications (Bermuda) Ltd and the resulting company will be a wholly owned subsidiary of the Company. The acquisition consideration of US $239 million comprises a payment of $ 4.50 per share to Teleglobe shareholders amounting to approximately US$178 million and assumption of debt of approximately US$61 million. Following the proposed amalgamation, Teleglobe will cease to exist as a publicly held company and the amalgated company will be a privately held, wholly owned subsidiary of VSNL. As a result of the amalgamation, each issued and outstanding common share of Teleglobe will be cancelled. The completion of this transaction, which could occur during fiscal 2006, could cause the Company to borrow in the Indian or international markets. For the six months ended June 30, 2005, Teleglobe reported EBITDA of US$14 million in its quarterly 10-Q filing dated August 10, 2005 with the SEC.

Completion of the Tata Broadband acquisition

The Company has agreed to acquire Tata Power Broad band Limited (“TPBB”) from Tata Power Company Ltd. The acquisition is expected to be completed in fiscal 2006 and will require the payment of acquisition consideration of Rs. 2,390 million (US$ 57 Million) in cash.

Capital commitments in South Africa

VSNL has been allotted a 26 percent stake in a South African company which is intended to become the second national telecommunications operator in South Africa. The equity capital contribution for the project is expected to be approximately US$900 million, of which the Company’s share will be approximately US$234 million. The Company expects that the investment will be made during fiscals 2006 and 2007 but cannot predict the actual timing or the sources of financing of the investment.

Planned capital expenditure and cash requirements for each of the Company’s operating segments

The Company has forecast total capital expenditure of approximately Rs.36 billion (US$ 816 million) in its annual operating plan for fiscal 2006. Other than approximately Rs.14 billion for some of the above-mentioned acquisitions and investments in fiscal 2006, the rest would involve capital expenditure for upgrading facilities and setting up new networks and facilities.

In terms of the segments of the Company, the Company expects to incur limited capital expenditure in respect of its wholesale business. Certain other components of the capital expenditure would include expenditure on information technology assets, sustenance capital expenditure and enhancement of infrastructure. The bulk of the investments of the balance approximately 22 billion (US $ 504 million) is towards enhancing the transmission capacities and last mile connectivities of the Company, both inland and offshore. Such enhancements are primarily to be used by the data and internet products offered by the Company. Accordingly the enterprise segment and certain other Internet products such as retail broadband which have been classified under “Other” services would entail substantial capital expenditure. Further the Company expects to incur capital expenditure on infrastructure development such as “Centralized Network Management Systems” which are common to all the segments of the Company.

Fall in revenues from enterprise business services

The Company is facing pressure from the Government to agree to tariff reductions of between 29 and 64 percent for its IPLC services. Further, the entry into the enterprise business of at least two other major carriers who have capacities on international cables has caused prices of many of our enterprise businesses to decline. These factors could cause revenues and profits to decline in fiscal 2006 and future periods, which would adversely affect the working capital of the Company.

Decline in revenues from outgoing international telephony revenues

The Indian telecommunications sector is intensely competitive and we face competition in each of our businesses. However, ILD services continue to be the largest contributor to the Company’s revenues. Our competitors in the ILD business have resorted to steep rate cuts that we have had to match to remain competitive. Though these rate cuts stabilized in the last year, they have affected our traffic minutes, revenues and market share adversely. However, the Company’s share of the market continues to fall especially with regard to outgoing calls due to the dependence on MTNL/BSNL. BSNL has already started its own ILD operations and MTNL is likely to start such operations in fiscal 2006, further reducing the Company’s traffic. This could cause the Company’s revenues and profits to decline, affecting the Company’s working capital.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities (exclusive of acquisition) as of March 31, 2005:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	2,986	2,653	333	—	—
Other long term contractual commitments(1)	6,542	5,301	741	501	—
Total	9,529	7,954	1,074	501

(1)	Other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 3,694 million, project cost of Rs.1,590 million towards the SMW-4 cable and Rs. 100 million towards investments in affiliates.

The Company is not involved in any trading activities.

Capital Expenditures

Subsequent to the privatization of the Company in February 2002, the Company is no longer required to follow the Governmental system of five year plans to implement capital expenditure programs.

The Company now prepares and modifies as necessary its annual capital expenditure plans to reflect the changing competitive market. The Company envisages major investments in construction and acquisition of undersea cables during fiscal 2005. The Company also intends to invest in the NLD business and in acquiring last mile access for its broadband and enterprise data businesses. The Company also expects to incur major capital expenditures to upgrade and implement state-of-the-art systems in information technology such as Internet data facilities, billing mediation systems and customer relationship management systems. The Company expects its capital expenditure in fiscal 2006 to be approximately Rs.21.52 billion (US$ 493 million) excluding its investments in new ventures and acquisitions of approximately Rs.14 billion.

The details of the Company’s known and likely commitment towards acquisitions and new ventures are discussed above.

Research and Development, Patents and Licenses

The Company conducts its own internal research activity in order to achieve its strategic goals and to participate in current technological advancements. The Company plans to invest in internal research and development. The main focus of the Company’s internal research and development activity is the exploration of suitable technologies that enable the Company to best serve its customers, gain competitive advantage in the telecommunications market and reduce its cost of operations. The research and development the Company has focused, in recent years on access technologies, content delivery systems, tools for network optimization, graphic user interface applications for network inventory systems and Internet applications.

In accordance with the accounting policy on research and development adopted by the Company in fiscal year 2000, all costs incurred on research and development by the Company are charged to the income statement under the relevant line items.

Trend Information

The Company expects the intense competitive pressures on its core ILD business to continue, with further decreases in ILD tariffs and settlement rates. The Company expects that these pressures will continue to adversely affect its revenues and margins in fiscal 2006 and beyond.

While the Company generated approximately 49 percent of its revenues from its ILD telephony business in fiscal 2005, this could change significantly in the future. This is because the opening of this business to competition from April 2002 has continued to result in increased competitive pressure for volumes. Simultaneously, prices have also dropped steeply since then because inbound carriers now have the choice of sending traffic through several operators. The Company’s “most favored customer” status over traffic from BSNL and MTNL, which together control a major portion of the outgoing traffic, came to an end in February 2004. Although the Company retained the outgoing traffic of BSNL and MTNL during fiscal 2005 after competing with other ILD operators, the Company’s gross revenues as well as its margins from such traffic declined. The latest tendering by BSNL saw the Company lose out on sectors with significant volumes to competitors. Furthermore, BSNL has been granted operating licenses for international telephony services by the Government and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL commenced utilizing the Company’s infrastructure during fiscal 2005. This agreement is valid until October 2005. It has been widely reported that BSNL is building its own network for carrying ILD traffic. There have also been reports that MTNL would be granted an ILD license in the current fiscal year. Any of the above aforementioned events could negatively affect the revenues of the Company.

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

The BPO and IT markets in India have been growing rapidly and the trend is expected to continue, which could result in significant growth in the Company’s corporate data transmission business. However, the presence of new competitors with large amounts of bandwidth is reducing prices for these services. Many of the Company’s competitors have acquired large amounts of bandwidth, and the Company is repositioning itself to compete effectively in bandwidth intensive businesses. The Company hopes that the introduction of innovative pricing, differentiated packages and diverse offerings will enable it to compete effectively in these businesses.

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

The Company has made significant investments in international businesses mainly through acquisitions. The acquired businesses are prone to uncertainties with respect to the revenues and profit margins. These acquisitions also involve a range of other risks like those related to execution and integration risks and regulatory issues. Further, these ventures could entail the Company to incur or assume debt, or assume contingent liabilities.

Trends affecting liquidity and working capital are discussed above.

Financial and Management Accounting and Reporting Systems

The Company continued to be subject to various laws and Government policies in respect of public sector enterprises and to follow procedures appropriate for a public sector entity until its privatization in 2002. Consequently, the Company’s financial and management accounting and reporting systems are not as developed as those of certain comparable companies outside India. In addition, the Company’s procedures for preparing budgets and appraising and monitoring capital expenditure projects could be less precise than those used by comparable private sector companies. In order to address certain of these deficiencies, the Company continues to improve data input for its traffic accounts, has increased the number and quality of its financial and accounting personnel, and has, in fiscal 2005, commissioned an integrated financial accounting and budgeting system.

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

On February 13, 2002 as per the provisions of the SPA and SHA the Board was reconstituted. As of August 30, 2005, the Board of Directors of the Company consisted of eleven directors with four independent directors, two directors nominated by the GOI as non-retiring directors and the remaining five being nominated by Panatone Finvest Limited.

The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava (1)	63	Chairman and External Director	Liable to retire by rotation	May 2002
Srinath Narasimhan	43	Executive Director	Up to February 2007	February 2002
Suresh Krishna (1)	69	External Director	Liable to retire by rotation	May 2002
Ishaat Hussain	58	External Director	Liable to retire by rotation	July 2002
Kishor A. Chaukar	57	External Director	Liable to retire by rotation	July 2002
Firdose A. Vandrevala	54	External Director	Liable to retire by rotation	February 2003
Pankaj Agrawala (2)	49	Government Nominee	Non-retiring Director	January 2004
Mukund Rajan	37	External Director	Liable to retire by rotation	May 2005
N. Parameswaran (2)	48	Government Nominee	Non-retiring Director	August 2005
P.V. Kalyana Sundaram (1)	47	External Director	Additional Director, eligible to be appointed as director liable to retire by rotation	September 2005
V.R.S. Sampath (1)	49	External Director	Additional Director, eligible to be appointed as director liable to retire by rotation	September 2005

(1)	Independent directors are liable to retire by rotation.
(2)	Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

Mr. Ratan N Tata, who was the Chairman of the Board of the Company resigned and ceased to be a Director with effect from April 11, 2005.

The term of Mr. Shailendra Kumar Gupta as Managing Director ended on October 1, 2004 and he ceased to be a Director from that date.

Mr. Rakesh Kumar, who was the non-retiring nominee of the Government of India on the Board of the Company, resigned with effect from August 10, 2005. Subsequently, the Government of India nominated Mr. N. Parameswaran as a non-retiring Government Director from August 30, 2005 in place of Mr. Rakesh Kumar.

Mr. Vivek Singhal and Dr. Ashok Jhunjhunwala who were Government appointed independent directors on the Board of the Company resigned with effect from September 9, 2005 and on September 14, 2005, Mr. P.V. Kalyanasundaram and Dr. V.R.S. Sampath joined the Board of the Company as independent directors appointed by the Government of India.

Dr. Mukund Rajan has been nominated by Panatone Finvest Limited as a director. Accordingly, Dr. Rajan joined the Company’s Board with effect from May 6, 2005.

There are no exclusive directors’ service contracts providing for benefits upon termination of employment with the Company or any of its subsidiaries except those normal retiral benefits as applicable to the employees of the Company. However, as per the agreement between the Company and Mr. N. Srinath, the employment can be terminated by either party by giving six months notice or by the Company on paying six months’ basic salary in lieu thereof.

Other Principal Officers

The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

Name	Age	Position	Office Held Since
Alin Jayant	45	Vice President – Planning and Implementation and Head Technology	May 2005
Arun Gupta	48	Vice President and Head (Wholesale Business)	January 2002
K.P. Tiwari	54	Vice President (Operations)	January 2002
Madhumati Lele	47	Head—Customer Service	November 2002
Mysore Madhusudan	41	Head – Networks	June 2004
Rajiv Dhar	44	Chief Financial Officer	June 2005
Sandeep Mathur	53	Head—Enterprise Business Unit	April 2004
Satish G. Ranade	51	Company Secretary and Vice President (Legal)	May 1987
Shashi K. Kalathil	45	Head – Retail Broadband Business	October 2004
Srinivasa Addepalli	30	Head – Corporate Strategy	August 2005
Vinod Kumar	39	President –International Business Group	April 2005

Set forth below is selected biographical information for certain of the Company’s directors and officers:

Mr. Subodh Bhargava

Mr. Subodh Bhargava holds a degree in mechanical engineering from the University of Roorkee. He started his career in 1962 with Balmer Lawrie & Co. Calcutta. He joined the Eicher Group of Companies in Delhi in 1975 as general manager and retired as group chairman and chief executive in March 2000, to become the Group’s chairman emeritus and advisor.

Mr. Bhargava has been a key spokesperson for Indian industry, as past president of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers, and as vice president of the Tractor Manufacturers Association.

Mr. Bhargava was a member of the central boards of the State Bank of India, the Indian Institute of Foreign Trade, the Insurance Tariff Advisory Committee and several other government-appointed committees and task forces. He is currently on the governing bodies of the Centre for Policy Research; the India Trade Promotion Organisation; and the Technology Information Forecasting and Assessment Council.

Mr. Bhargava has been closely associated with technical and management education. He is on the boards of IIM, Indore; the Entrepreneurship Development Institute of India, Ahmedabad; and other institutions. He is also on the senior panel of the All India Council for Technical Education (AICTE); and on the committee set up by the Ministry of Human Resource Department, GoI for policy perspectives for management education. He is a trustee of the India Brand Equity Fund, the National Centre for Promotion of Employment for Disabled People and the Bhartiya Yuva Shakti Trust.

Mr. Bhargava is chairman of Wartsila India Ltd. and is on the boards of Samtel Colour Ltd., Samcor Glass Ltd., Rane Engine Valves Ltd., TRF Ltd. and Carborundum Universal Ltd. He is also the mentor of two start-up companies -Autoparts Asia Pvt. Ltd. and Nicco Internet Ventures Ltd.

Mr. Srinath Narasimhan

Mr. Srinath Narasimhan was born on July 8, 1962. He received a degree in mechanical engineering from IIT (Madras) and completed his management degree from IIM (Calcutta), specialising in marketing and systems.

Joining the Tata Administrative Services in 1986 as a probationer, Mr. Srinath has held positions in the project management, sales and marketing, and corporate functions in different Tata companies over the last 17 years. He has been responsible for setting up new projects in high-technology areas like process automation and control, computers and telecommunications. After his probation, he was a project executive in Tata Honeywell from 1987 to 1988, working on getting various approvals and the necessary project funding.

He then moved to Tata Industries as executive assistant to the chairman, an assignment he handled till mid-1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years, during which period he handled a number of assignments in sales and marketing. In March 1998, he returned to Tata Industries as General Manager (Projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer responsible for the operations of the Tata Teleservices. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to VSNL as director (operations).

Mr. Suresh Krishna

Mr. Suresh Krishna was born in Madurai, South India, on December 24, 1936. He received a Bachelor of Science degree from Madras Christian College in 1955 and an M.A. in literature from the University of Wisconsin in 1959. He did his post-graduate work in literature in the University of Munich, Germany.

Mr. Krishna is the chairman and managing director of Sundram Fasteners Limited, the leading company in high tensile fasteners in India. He was the president of the Confederation of Engineering Industry (1987-88) and the president of the Automotive Component Manufactures Association of India (1982-84).

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

Mr. Ishaat Hussain

Mr Ishaat Hussain joined the board of Tata Sons Ltd. as an executive director on July 1, 1999, and has been its finance director since July 28, 2000. Before joining Tata Sons he was senior vice president and executive director – finance at Tata Steel for almost ten years.

Born on September 2, 1947, Mr Hussain completed his schooling from the Doon School in 1963 and then graduated in economics from St. Stephens College Delhi. A chartered accountant from England and Wales, Mr. Hussain also attended the Advanced Management Program at the Harvard Business School. He joined the board of The Indian Tube Company (a Tata Steel associate company) in 1981. He moved to Tata Steel in 1983 after Indian Tube was merged with Tata Steel.

Besides being on the board of Tata Sons, he is the chairman of Voltas Ltd. He is also on the boards of several other Tata companies: Tata Steel, Tata Industries, Tata Teleservices and Titan Industries Ltd.

Mr. Kishor A. Chaukar

Mr. Kishor A. Chaukar (57), currently the managing director of Tata Industries Limited (TIL), is a post-graduate in management from the Indian Institute of Management at Ahmedabad.

TIL is one of the two principal holding companies of the Tata Group, acts as its diversification and new projects promotion arm, and spearheads its entry into the emerging high-technology and sunrise sectors of the economy. As managing director of TIL, Mr. Chaukar is responsible for enhancing TIL’s interests in the companies it promotes and adding value, especially by providing strategic direction to these companies. Mr. Chaukar is also a member of the Tata Group executive office and the Group corporate centre, which are engaged in strategy formulation. He is the director on the board of various Tata companies like Tata Teleservices Ltd, Idea Cellular Ltd. Tata Autocomp Systems Ltd. and Tata Investment Corporation Ltd. He also oversees the functions of Tata Economic Consultancy Services (TECS) and the Department of Economics & Statistics (DES). Mr. Chaukar is the Chairman of Tata Council for Community Initiatives (TCCI) – the nodal agency of the Group on all matters related to social development, environmental management, bio-diversity restoration and conservation of wild life.

Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd. (July 1993 to October 1998), and a board member of ICICI Ltd. from February 9, 1995 to October 15, 1998. His other experiences include stints in Godrej Soaps Ltd. and in Bhartiya Agro Industries Foundation, a public trust engaged in rural development.

Mr. Firdose A Vandrevala

Mr. F A Vandrevala, 54, joined Tatas in October 1972 and is the Chairman of Tata Teleservices Limited. Mr. Vandrevala graduated with a Bachelor of Technology degree in electrical engineering (Hon) from the Indian Institute of Technology, Kharagpur, and subsequently earned a post graduate diploma in business management from XLRI, Jamshedpur.

In his long and fruitful career with Tata Steel and Tata Power, Mr. Vandrevala has spearheaded many change initiatives resulting in improvements at the shop-floor level including production and quality improvements, and has successfully implemented management practices of planning, organizing, people management and customer focus in all business activities.

He has attended specialised training programs including a visit to Malcolm Baldridge award-winning companies in the US, Strategic Marketing Management at Harvard Business School, US and a general management programme at CEDEP INSEAD, France. He is a director on the boards of several Tata companies. He has held various important positions in CII and was the chairman of CII, Eastern & Western Regions.

Mr. Pankaj Agrawala

Mr. Agrawala was born on October 16, 1955. Since May 2002, he has been the joint secretary to the GoI, Department of IT, Ministry of Communications and IT. Mr Agrawala belongs to the 1978 batch of the IAS (Uttar Pradesh cadre). He holds degrees in public administration, development economics and history and was the Mason Fellow at the Kennedy School of Government, Harvard University, USA.

Mr. Agrawala has held various important U.P government positions. He has been chief development officer, Lucknow; joint development commissioner, Bundelkhand; joint secretary, Planning Department; collector and district magistrate, Basti and Azamgarh districts; special secretary, power department; and collector and district magistrate, Saharanpur. He has also headed various District Rural Development Agencies.

He took over as director of the then Ministry of Urban Development, GoI in August 1991, and as director, Housing Division, Ministry of Urban Affairs and Employment, GoI in July 1994. He was the secretary of the Indian delegation to the Habitat II city summit, Istanbul. He then worked in decentralised training for the Urban Development Project, an Indo-Dutch collaboration with the Institute for Housing and Urban Development, Rotterdam.

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

Dr. Mukund Rajan

Dr. Rajan was born in Chennai on April 5, 1968. He completed his Bachelors degree in Chemical Engineering from the Indian Institute of Technology, Delhi in 1989. He followed this up with a Masters and Doctorate in International Relations at Oxford University, where he studied on a Rhodes Scholarship. His doctoral dissertation was published by Oxford University Press, and is titled “Global Environmental Politics - India and the North-South Politics of Global Environmental Issues.”

Dr. Rajan joined the Tata Group through the Tata Administrative Service (TAS) in January 1995. In his first year with the Group, as part of the TAS’s induction programme, he was assigned to various Tata Companies including Tata International, Indian Hotels, Tata Steel, and Tata AutoComp Systems. On completion of this induction programme, he was assigned to the office of Mr. Ratan Tata, Chairman, Tata Sons Limited. Dr. Rajan’s current designation is Vice President, Tata Sons Limited, and he continues to support Mr. Tata as a member of his office. He also serves on the boards of several Tata companies, including Tata Teleservices Limited, Videsh Sanchar Nigam Limited and Piem Hotels Limited.

Mr. P.V. Kalyana Sundaram

Mr. P.V. Kalyanasundaram was born on February 25, 1958. He received a Bachelor of Arts degree in history, from the New College, Chennai in 1977, followed by a Bachelor of Law degree from Madras Law College in 1982.

An advocate by profession, Mr. Kalyanasundaram is a legal advisor for Pallavan Transport Corporation, Chennai, a government of Tamil Nadu undertaking, as well as a legal advisor to the Chennai Metropolitan Water Supply and Sewerage Board. He is also a trustee of the Jawaharlal Nehru Port Trust, Mumbai, and a member of the Censor Board, Chennai as well as the Presidency Club, Chennai.

Mr. Kalyanasundaram has played a leading role in various public activities. As the managing trustee of the Green Peace World Charitable Trust, Chennai, he took an active part in the various welfare measures organized by the trust. These include organizing free eye camps to treat poor people.

Between 2000 and 2004, Mr. Kalyanasundaram was the chairman and trustee, Pachayappa’s Trust, Chennai. In that position, he managed several educational institutions, including seven colleges and six schools, and looked after immovable properties worth Rs. 10,000 million belonging to the trust. He was also instrumental in conducting several educational seminars and courses in various institutions.

Mr. N. Parameswaran

Mr. Parameswaran was born on November 15, 1955. Since July 1998, he has been the Deputy Director General in the Department of Telecom, Government of India. He holds B.Sc. Engineering degree in Electronics and Telecommunications Engineering from College of Engineering Trivandrum, Master of Technology in Electrical Engineering from IIT (Bombay) and Post Graduate Diploma in Business Management from All India Management Association, New Delhi.

Mr. Parameswaran belongs to the Indian Telecommunications Service (1978) and has been with the Department of Telecommunications since January 1980. For the last ten years he has beenI involved in Telecom Licensing and Regulations. He has played a key role in the liberalization of the Telecom Sector in India. Recently, he was on a two-year deputation as the Executive Director of the Information & Communication Technologies Authority, Mauritius, wherein he set up the Authority and facilitated the liberalization of the ICT sector. He has held various positions in DOT and MTNL where he was actively involved in the implementation of IT solutions and New Services.

He has worked as an International Telecommunications Union (ITU) expert in Africa, presented papers and chaired sessions in the ITU / Asia Pacific Telecommunity (APT) seminars/Forums. He was part of a number of Ministerial delegations for bilateral meetings. He has made presentations in Road shows held in a number of countries to attract foreign investment.

He is also Director in the Board of HTL Limited.

Dr. V.R.S Sampath

Dr. V.R.S Sampath received a Bachelor of Arts degree in History from the Presidency College in 1976, followed by a Bachelor of Law degree from Madras Law College in 1980, a Master of Law degree in 1987 and a PH.D in 1997, all from the University of Madras. He also holds a Master of Arts degree in History from the Madurai Kamaraj University (1985).

Dr. Sampath also holds a Diploma in Tourism and has completed a large number of specialised training programmes and courses, notably in human rights and social work. He was awarded an honorary D.Litt for his contribution to global peace efforts by the World Peace Academy, Chicago, USA in 1994. He has published numerous research papers and traveled widely internationally, including on study tours. He has also published eight books on subjects such as travel, law and society.

Dr. Sampath is currently an empanelled advocate to both Canara Bank and Indian Overseas Bank, and a legal advisor to the Construction Industry Development Board of the Government of Malaysia. He started his career as a junior advocate for the Aiyer and Dalia law firm in 1981 and has since served as a legal advisor to the Tamil Nadu Industrial Development Corporation.

Dr. Sampath has served on various government committees including the advisory committees of the Central Board of Film Certification and the All India Radio, both of the government of India, Chennai. He is the chairman of various non-governmental organisations in Chennai including the Inter-University Cultural Service, the Madras Development Society, the India International Tourism Centre, the Indian Institute for Aids Prevention, the International Centre for Human Rights and the Madras Educational Trust.

Mr. Alin Jayant, Vice President – Planning & Implementation and Head Technology has over seventeen years of experience in the telecommunications industry. He joined the Company from Taral Networks where he was CEO/Founder. Prior to Taral, Alin has worked on Wall Street with Deutsche Bank Alex Brown’s Technology Banking practice, Nortel Networks and Equant/SITA. He holds a Masters in Business Administration from McGill University, an MS from the University of Alabama and is a B.Tech from Indian Institute of Technology, Kanpur, India.

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

Ms. Madhumati Lele, Head (Customer Service) holds a post graduate degree in banking and finance and hotel management. With over 20 years of work experience in various capacities at the Oberoi Group, the Times of India Group, the Taj Group and BPL Mobile, she has been deputed to the Company as head of customer service from Tata Services Limited.

Mr. Mysore Madhusudhan, Head (Networks) is a Bachelor of Civil Engineering from University of Visweswarayya College of Engg., Bangalore, India. He has also undergone 6 weeks course in CSM-California (Lucent Deputation). He has worked with various companies like NDDB, BPL Mobile and Lucent Technologies before joining the Company in June 2004.

Mr. Rajiv Dhar, Chief Financial Officer is a Chartered Accountant with around 20 yrs of experience of which the last 10 years have been with the Tata Group. Over the years he has worked in the telecommunications, oil and gas, construction and manufacturing industries. He has joined the Company from Tata Industries.

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

Mr. Satish G. Ranade, Vice President (Legal) and Company Secretary, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Mumbai.

Mr. Shashi K .Kalathil, Head (RBU) is an engineer from Delhi College of Engineering and an MBA from the Indian Institute of Management-Bangalore, India. He joined Unilever India in 1983 as a management trainee. During his 12 year career with Unilever, Mr. Kalathil worked in marketing research, sales and distribution and marketing across the Personal Products, Detergents and Foods divisions. In 1995, he moved to the RPG group to set up their cellular telephony project as Head of Marketing, Sales and Customer Services. In November 1998, he joined PepsiCo India as their Brand Director-Colas. In July 2000 he moved to Chennai as Executive Vice President heading up Pepsi’s South India Operations. In December 2002, Mr. Kalathil became Pepsi’s Head of Marketing for South Asia. Mr. Kalathil joined the Tata Group on October 1, 2004 as Chief Operating Officer of the Retail Business Unit of the Company, responsible for the dial up internet and broadband businesses.

Mr. Srinivasa Addepalli is a Post-graduate in management from IIM, Ahmedabad and an Electronics Engineer. He worked with the Tata Strategic Management Group, focusing on the telecom and media industries. He was closely involved with the formulation of the Tata Group’s telecom strategy and business plans, including the acquisition of VSNL and expansion of Tata Teleservices. Later, he joined Tata Industries in the Group Chairman’s Office, responsible for co-ordinating the various telecom activities within the Group. Srinivasa is on deputation to VSNL from Tata Industries.

Mr.Vinod Kumar joined the Company in April 2005, as President of the Company’s International Business Group. He is responsible for expanding the service capabilities and customer facing activities in several strategic markets outside India. His previous experience includes stints in Asia Netcom as Senior Vice-President, President WorldCom Japan and CEO Global One Japan. He has held several senior positions in marketing, sales, product management and strategy in the international telecom industry over the past 18 years. Mr. Kumar holds a Masters in Business Administration from The American University and graduated with honours in Electrical and Electronic Engineering from the Birla Institute of Technology and Science in India.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

Compensation of Directors and Officers

The directors, other than the full-time directors and the Government nominee directors, of the Company received a sitting fee not exceeding Rs.5,000 (US$115.20) for attending each Board and Committee meeting. During fiscal 2005, Rs.615,000 (US$14,099) were paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. For the fiscal year ended March 31, 2005, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company mentioned herein above was approximately Rs.35.08 million (US$0.80 million), and individual compensation was as follows:

	Gross Remuneration in fiscal 2005
Name	(Rs.)	(US$)
S.K. Gupta[1]	2,496,135	57,225
N. Srinath	5,251,873	120,401
Amitabh Khanna[2]	4,900,843	112,353
S.G Ranade	2,866,565	65,717
K.P Tiwari	2,927,660	67,117
Arun Gupta	2,734,372	62,686
Madhumati Lele	3,682,992	84,434
Radhakrishnan Nair[3]	3,606,761	82,686
Sandeep Mathur	3,303,078	75,724
Shashi Kalathil	1,442,544	33,071
Mysore Madhusudhan	1,863,357	42,718

[1]	The term of Mr. Shailendra Kumar Gupta as Managing Director ended on October 1, 2004 and he ceased to be a director from that date.
[2]	Chief Financial Officer during fiscal 2005. He resigned from the Company in June 2005.
[3]	Head (Human Resources) during fiscal 2005. He resigned from the Company in May 2005.

For the fiscal year ended March 31, 2005, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors directly on the rolls of the Company was approximately Rs.4.11 million (US$0.09 million).

A performance pay scheme is in place that is applicable to all employees and functional directors of the Company. This performance pay is based on both the individual’s performance and the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated against the previous year’s performance based on several pre-defined parameters. Differential weightages are given to these two components based on the responsibility level of the employees in the Company with a higher weightage to the Company’s performance for senior level employees and higher weightage to individual performance at junior levels. The performance evaluation process for deputed employees is the same as that for the VSNL employees. Once the final normalized ratings are arrived at for the deputees, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of August 15, 2005, the other than one member, none of the other members of the Board of Directors held any shares of the Company. Dr.Mukund Rajan, external director on the Board, held 15 equity shares of the Company. The executive officers of the Company either individually or as a group did not beneficially own more than one percent of the Company’s issued and outstanding equity shares.

BOARD COMMITTEES

Audit Committee

The audit committee of the board was first constituted on December 15, 1998. It was subsequently reconstituted several times in accordance with the changing legal and other requirements. The present audit committee consists of three members. The Chairman of the committee is Mr. Subodh Bhargava, an independent director, who previously served as the Chairman and Managing Director of Eicher Motors and has the necessary financial and accounting background.

In September 2005, the other two members, Mr. Vivek Singhal, and Dr. Ashok Jhunjhunwala, resigned from the Company’s Board and ceased to be members of the Audit Committee. The other members of the committee are Mr. P.V. Kalyanasundaram, independent director and Mr. Pankaj Agrawala, government nominee director. Mr.Ishaat Hussain, Director (Finance), Tata Sons Limited, who was a member of the committee, in a meeting of the Board on October 7, 2005, accepted to be an observer at the meetings of the audit committee with no voting powers in the audit committee and accordingly he has ceased to be its member. Mr. Satish Ranade, Company Secretary and VP (Legal) is the audit committee’s Secretary. The broad powers and scope of the committee is as follows:

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

(iv) reviewing with the management, external and internal auditors, the adequacy of internal control systems;

(v) reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;

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

In its annual written affirmation to the New York Stock Exchange pursuant to Section 303A of the NYSE’s Listed Company Manual, the Company stated that since Mr. Ishaat Hussain is the finance director of Tata Sons Limited, which is the owner of approximately 60 percent of the common stock of Panatone, Mr. Hussain may be deemed an affiliated person with respect to VSNL pursuant to Rule 10A-3 of the Exchange Act. The Company also stated that while it does not believe that Mr. Ishaat Hussain’s position with TSL affects his ability to be independent with respect to the VSNL Audit Committee, it was currently reviewing ways to address this situation prior to December 31, 2005, including the possibility that Mr. Ishaat Hussain would have only observer status on the Audit Committee, in which case he would be exempt under Rule 10A-3 (b)(1)(iv)(D) of the Exchange Act. The Company also noted in the affirmation that it has a five person Audit Committee, and of the remaining four persons, three persons are independent and one falls within the exemption to the independence requirements contained in Section 10A-3(b)(1)(iv)(E) of the Exchange Act. The Committee now has three members two of whom are independent. In the meeting of the Board held on October 7, 2005, Mr.Ishaat Hussain has accepted to be an observer at the meetings of the audit committee with no voting powers and accordingly has ceased to be its member.

The Company also stated in its NYSE affirmation that while the Company, like other Tata Group companies, is required to follow the Tata Code of Conduct, its audit committee is in the process of drafting and adopting the “whistleblower” procedures referred to in Rule 10A-3(b)(3) of the Exchange Act. The Board of the Company approved the policy in its meeting held on October 7, 2005 and directed the audit committee in its next meeting to finally approve, adopt and implement the same. The Company had also stated in the NYSE affirmation that it is in the process of amending its audit committee charter to provide for the funding requirements set forth in Rule 10A-3(b)(5) (c) of the Exchange Act. The Board of the Company, has in the same meeting held on October 7, 2005, approved the changes in the audit committee charter and is now compliant with the requirements set forth in Rule 10A-3(b)(5) (c) of the Exchange Act.

Remuneration Committee

            The Remuneration Committee consists of three members. The Chairman of the Committee is Mr. Suresh Krishna, an independent director. The other members are Mr. Subodh Bhargava and Mr. Kishor Chaukar. Mr. Kishor Chaukar joined the Remuneration Committee on June 9, 2005. Mr. Ratan Tata ceased to be a member of the Committee with effect from April 11, 2005. Mr. Satish Ranade, Company Secretary and VP (Legal) is the Remuneration Committee’s Convenor. One meeting of the Remuneration Committee was held on June 9, 2005 and decided the remuneration of the whole time director for the fiscal 2006 and commission for the fiscal 2005.

Employees

As of March 31, 2005, the Company had 2,479 employees on its rolls. Of these 1,786 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 693 were non-executive employees. As of March 31, 2004, and March 31, 2003, the Company had 2,130 employees and 2,752 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction. There were also about 84 employees deputed from the Tata Group companies.

All non-executive employees of the Company are members of local unions organized at each Company site, which are affiliated as the Federation of the Videsh Sanchar Nigam Limited Employees Unions (the “Federation”). The Federation is a Company-wide union and is not affiliated with any larger industry-wide or national union. Officers of the Company meet with the Federation regularly to discuss and resolve issues or concerns of the employees. Employee concerns are resolved through regular meetings/ discussions with the Federation.

During the current fiscal year, the Company continued its focus on its internal communication and training activities. The Company has also introduced a new performance management system for all its employees. During the year, the Company focused on integrating different business units that folded into the Company through communication and confluence programs.

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

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and the Company’s practice under Indian law. This table is also publicly available on the Company’s website, www.vsnl.in (specific URL: http://www.vsnl.in/aboutvsnl/corp-governance.php ), along with other information about the Company’s corporate governance practices.

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

The nominating/corporate governance committee must have a
written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance
evaluation of the committee. (NYSE Corporate Governance
Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and two independent directors.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of three non-executive directors out of which two are independent, including the committee’s chairman.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2004-05 (Page 19 to Page 31) under the headings:

•      Report on corporate governance for the year 2004-05

•      Secretary’s Responsibility Statement

•      Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreements

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

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its initial Foreign Private Issuer Section 303A Annual Written Affirmation in August 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of September 30, 2005, approximately 44.71 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other companies of the Tata Group, and approximately 26.12 percent was held by the Government.

The following table sets forth certain information regarding the beneficial ownership of the Company’s equity shares as of September 30, 2005, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	122,939,857	43.14
Government of India (2)	74,446,885	26.12
Life Insurance Corporation of India	16,353,356	5.73

(1)	Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of September 30, 2005. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 14, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.
(2)	The Shares owned by the Government are registered in the name of the President of India or his nominees in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of September 30, 2005, approximately 15,930,584 Equity Shares (5.59 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Limited (the “Custodian”), for The Bank of New York, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

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

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2004 and 2005, amounts receivable from employees aggregated to Rs.144 million and Rs.114 million, respectively, and are included in other current assets. Interest free short-term advances made to employees aggregated Rs.4 million and Rs.3 million as of March 31, 2004 and 2005, respectively.

The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of property. The cost of the interest subsidy of Rs.20 million, Rs.23 million and Rs.29 million for the years ended March 31, 2003, 2004 and 2005, respectively, is included in staff costs.

Loans to executive officers include an advance to Mr. Satish Ranade of Rs.207,264 towards the purchase of shares of the Company in connection with an offer made by the Government of India to eligible Company employees as part of the disinvestment of its holding in the Company and a loan of Rs.37,000 towards the purchase of a vehicle. The loans were made in February 2002 and August 2001, respectively. On August 31, 2005, the latest practicable date, the amounts outstanding were Rs.120,234 and Rs.17,262, respectively. The interest rates on the loans is 4 percent. Loans to executive officers include an advance to Mr. K.P. Tiwari of Rs.202,392 towards the purchase of shares of the Company as above. The loan was made in February 2002. On August 31, 2005, the latest practicable date, the amount outstanding was Rs.111,956. The interest rate on the loan is 4 percent.

ITEM 8. FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following are incorporated herein by reference:

•	Report of Independent Registered Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2004 and 2005;

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2003, 2004 and 2005; and

•	Notes to the Consolidated Financial Statements.

We have also provided financial statements of TTSL as of and for the years ended March 31, 2004 and 2005, as further discussed below under “Item — 18 — Financial Statements”.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this annual report and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

License fees

The Company has been claiming the license fees paid by it to the Department of Telecommunications as a deductible expenditure. The Income Tax Department has disputed this claim of the Company from fiscal 1994 to fiscal 1998. The year-wise status of this issue is as follows:

Fiscal 1994: The Company’s claim had been disallowed. The Company has recently received a favorable ruling from the Commissioner of Income Tax (Appeals).

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

We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.12,543 million (US$ 287.55 million).

Tax Benefit Claims

The Indian tax authorities have taken the position that the Company is not entitled to certain tax benefits claimed by it in the fiscal years 1996 to 2002 with respect to a portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. The year-wise tax imposed by the Income Tax Department (including interest but excluding penalties and measured as of March 31, 2005) is as follows:

Fiscal year	1996	1997	1998	1999	2000	2001	2002
Claim of Tax (Rs. Million)	124	333	1,101	1,643	1,790	1,218	1,079

The Company has paid all the above amounts under protest but has not recognized the entire expense in its profit statements. The Company has disputed these claims for all the years. The Company’s claim has been dismissed by the first appellate authorities in respect of fiscal 1996, 1997, 1998, 2000 and 2001, while claims in respect of fiscal 1999 and 2002 are still pending before the appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal in respect these years.

If all the disputed claims are dismissed against the Company, the aggregate negative impact on the Company will be approximately Rs.6,890 million including interest but excluding penalties and measured as of March 31, 2005.

Reimbursement of DoT Levy

The Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during fiscal 1994. The tax authorities claim that the Company owes approximately Rs.2,853 million in respect of taxes due (including interest but excluding penalties measured as on March 31, 2004) in connection with such reimbursements. The Company has paid the entire amount under protest with respect to this claim. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be by this amount. The Company has not provided for this amount in its books.

ICO Global Loss Write-Off Issue

For fiscal 2000 and 2001 the tax authorities have disallowed the Company’s write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc., which filed for bankruptcy protection in the United States in 2000. The write-offs amounted to Rs.5,128 million and Rs.52 million, respectively. The tax and interest demanded in this regard amounts to Rs.2,000 million and Rs.21 million respectively which has already been paid under protest. The Company has also provided for in its books Rs.1,974 million and 20 million, respectively. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be approximately Rs.27 million.

The aggregate negative impact stated in each of the above cases, which considers certain eventualities such as the impact of unfavorable decisions and appeals, is higher than the amounts stated as contingent liabilities in the Company’s financial statements, which are based on tax demands raised by the Indian Income tax authorities and disputed by the Company.

Polargrid LLC,one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the US District Court for the Southern District of New York in connection with an alleged breach of contract between the parties. Polargrid’s complaint seeks in excess of $1.5 billion in damages arising from the Company’s alleged breach. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit. The Company and Polargrid have sought, and continue to seek, discovery from one another in this action in accordance with a discovery schedule agreed upon by the parties.

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

The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share(1)
	Indian Rupees	US$(2)
2005(1)	6.00	0.14
2004	4.50	0.10
2003	8.50	0.19
2002	12.50	0.26
2002(3)	75.00	1.55

(1)	Based on the recommendation of the Board of Directors at a Shareholders meeting held on September 14, 2005, the Company’s shareholders approved a final dividend of Rs.6.00 per share for fiscal year 2005.
(2)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.
(3)	Interim Dividend.

Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

ITEM 9. THE OFFER AND LISTING

Trading Markets

General

The Company’s shares are currently listed on stock exchanges at Kolkata, Mumbai and the National Stock Exchange in India. The ordinary shares of the Company have been delisted from the stock exchanges of New Delhi, Kolkata and Chennai.

The Company’s American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange and on October 14, 2004, the last reported sale price was US$ 14.12 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement.

The number of outstanding Shares of the Company as of March 31, 2005 was 285,000,000. As of March 31, 2005, there were 67,150 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of September 30, 2005, there were approximately 7,965,292 of the Company’s ADRs (equivalent to 15,930,584 Shares).

Price History

Principal Market for the Company’s ADSs

The table below sets forth, for the periods indicated, the high and low sales prices on the New York Stock Exchange for the ADSs since August 15, 2000, the original date of listing of the ADSs.

	ADS Price
	High	Low
	in US Dollars
Yearly Period:
Fiscal 2001 (beginning August 15, 2000)	18.75	9.50
Fiscal 2002	15.74	5.55
Fiscal 2003	8.08	3.10
Fiscal 2004	9.63	2.95
Fiscal 2005	11.10	5.46

Quarterly Periods:

Fiscal 2004
First Quarter	5.49	2.95
Second Quarter	6.25	4.55
Third Quarter	6.80	5.27
Fourth Quarter	9.63	6.85

Fiscal 2004
First Quarter	9.39	5.46
Second Quarter	8.24	6.81
Third Quarter	10.71	7.05
Fourth Quarter	11.10	7.83

Fiscal 2005 Monthly Periods:
April	9.61	8.30
May	9.83	9.20
June	11.35	9.45
July	19.70	11.34
August	19.94	16.29
September	18.22	15.45

On October 14, 2005, the closing price of the Company’s ADSs on the New York Stock Exchange was US$ 14.12.

Source: NYSE.

The table below sets forth, for the periods indicated, the high and low share prices on the BSE and the National Stock Exchange.

	The Stock Exchange, Mumbai1		National Stock Exchange[2]
	Price per Share		Price per Share
	(in Indian Rupees)		(in Indian Rupees)
Period	High	Low	High	Low
Yearly Periods:
Fiscal 2001	1938.60	198.35	1990.00	210.00
Fiscal 2002	402.00	134.65	400.00	134.70
Fiscal 2003	202.00	71.50	197.40	71.20
Fiscal 2004	210.80	68.00	210.40	68.50
Fiscal 2005	252.60	115.00	252.00	110.05

Quarterly Periods:
Fiscal 2004
First Quarter	131.40	68.00	131.40	68.50
Second Quarter	142.00	109.05	142.10	109.00
Third Quarter	161.00	116.80	161.75	109.10
Fourth Quarter	210.80	148.00	210.40	148.90

Fiscal 2005
First Quarter	210.00	115.00	209.90	110.05
Second Quarter	188.00	157.10	195.00	155.00
Third Quarter	247.90	210.00	249.00	163.30
Fourth Quarter	252.60	175.70	252.00	175.80

Fiscal 2006 Monthly Periods:
April	218.00	180.00	218.00	161.00
May	215.00	196.00	215.00	202.10
June	251.90	206.50	251.95	206.50
July	444.00	243.00	444.60	243.30
August	444.70	347.15	444.00	347.35
September	408.70	328.00	409.00	327.10

1)	Source: The Stock Exchange, Mumbai
2)	Source: National Stock Exchange

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

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not Applicable.

Memorandum and Articles of Association

Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles and the Companies Act, 1956 (the “Companies Act”). The Company is registered under the Companies Act with the Registrar of Companies, Mumbai, India with Company No. 39266. The following description of the Company’s Articles of Association and Memorandum of Association does not purport to be complete and are qualified in their entirety by the Company’s Articles of Association and Memorandum of Association that were filed on September 29, 2004 with the Securities and Exchange Commission as exhibits to the annual report for fiscal 2004.

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

The Companies Act is the governing legislation of the Memorandum and Articles of Association of the Company and where any specific requirement is silent, the regulations as defined in the Companies Act shall be construed to be applicable.

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

Compensation. The fulltime directors are entitled to receive compensation for their service to the Company. The external directors are entitled to receive a sitting fee for each meeting of the Board or a committee thereof that they attend. The fee for attending any meeting may be determined by the Board from time to time but must be within the maximum limit prescribed under the Companies Act. Subject to any provisions of the Companies Act, directors may be entitled to additional remuneration, if the director is called upon to perform an extraordinary service in behalf of the Company. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board or a committee thereof. According to the Companies Act, an interested director shall not participate in any discussions on such matters and his presence shall not be counted for the purpose of forming a quorum for such matters. In absence of quorum such matters shall be decided by the shareholders at a general meeting.

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

Qualification; Retirement. A director need not hold any of the Company’s Shares to qualify as a director. There is no age limit requirement for a director’s retirement. However with respect to a wholetime director who has attained the age of 70 years, his appointment/ continuation has to be approved either by the shareholders by a special resolution, or by the Central Government.

Voting on Proposals. The Companies Act specifies that a director’s power to vote on a proposal, arrangement, or contract in which the director is materially interested should be through a disclosure to the Board by the concerned director of the nature of his concern or interest. Such disclosure can be made as a general notice to the Board and this notice of disclosure shall expire at the end of the financial year in which it is given.

Voting Rights attached to a Class of Shares. There are no voting rights to decide on the eligibility of a retiring director to offer himself for re election at staggered intervals. There is no concept of cumulative voting. The Companies Act provides for two third of the total strength on the Board to be appointed as directors to retire by rotation. Out of these retiring directors, one third shall retire every year at the Annual General Meeting. Such retiring Directors being eligible can offer themselves for re-election.

Rights to shares in company’s profits. There are no provisions entitling a shareholder or directors for rights to share in the Company’s profits. The shareholders are entitled to dividend (cash and/or stock) if recommended by the Board and approved by the shareholders.

Sinking Fund & OtherProvisions. Subject to Section 205 of the Companies Act, the Board may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies or for equalising dividends, or for special dividends, or for repairing, improving and maintaining any of the property of the Company, and for amortisation of capital and for such other purposes as the Board of Directors shall, in their absolute discretion, think conducive to the interest of the Company, and may invest the several sums so set aside upon such investments, (other than shares of the company) as they may think fit from time to time to deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company, and may divide the reserve funds into such special funds, as they think fit and employ the reserve funds or any part thereof in the business of the company and that without being bound to keep the same separate from the other assets.

Changing Rights of shareholders. New shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and if no direction be given as the Board of the Company shall determine. Section 86 of the Companies Act provides for issue of new shares with differential rights and privileges to voting, dividend or otherwise as the shareholders may decide at a general meeting. Therefore the Memorandum of Association of the Company needs to be amended accordingly for changing the composition of the share capital after which such class of shares can be issued. The Articles provide for variation of the rights attached to each class of shares with the consent of three fourth majority of a general meeting as provided in the Companies Act ( Section 106).

Preventing Change of Control. The Company’s articles gives a right to the Board, subject to the Companies Act provisions, to refuse a transfer and give a notice of refusal of such transfer within one month of such refusal. However in the current scenario where the shares are in dematerialized form, any change in ownership of the shares may not require the approval of the Board.

There are no provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the Articles or Memorandum of Association. However, such provisions are discussed later under “Takeover Code”.

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

Under the Indian Companies Act, dividends are payable only in cash to registered shareholders, the shareholder’s order or the shareholder’s banker’s order on a record date fixed prior to the relevant Annual General Meeting. The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection fund established by the Government of India. After the transfer to this fund, such unclaimed dividends may not be claimed.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions, such as alteration or amendment of the Articles and the Memorandum of Association, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the company’s profit and loss account in the form of bonus Shares to shareholders (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

The Company may by ordinary resolution increase its share capital by the issue of new Shares or create a new class of shares. In addition, the rights attached to the shares of any class may be varied with the consent of shareholders holding not less than three-fourths of the issued shares of that class. The Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise determined by special resolution to that effect adopted at an Annual General Meeting of shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date within which the offer must be accepted, which may not be less than 15 days from the date of offer and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board is entitled to distribute the Shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles.

General Meeting of Shareholders

The Company is required to convene an Annual General Meeting of its shareholders within six months after the end of each fiscal year or within 15 months of the previous Annual General Meeting and may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than ten percent of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of service) prior to the date of the General Meeting to the shareholders whose names are on the register at the record date. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

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

Article 47 provides that the Board may, whenever they think fit and shall, on the requisition of the holders of not less than one tenth of the paid up-capital of the Company upon which all calls or other sums then due have been paid, as at the date carry the right of voting in regard to that matter forthwith proceed to convene an extraordinary meeting of the Company, and in the case of such requisition, the following provisions shall have effect:

1)	The requisition must state the objects of the meeting and must besigned by the requisitionists and deposited at the office and may consist of several documents, in like-form each signed by one or more requisitionists.

2)	If the Board of Directors of the Company do not proceed within twenty one days from the date of the requisition being so deposited to cause meeting to be called on a day not later than 45 days from the date of deposit of the requisition, the requisitionists or a majority of them in value may themselves convene the meeting, but any meeting so convened shall be held within three months from the date of the deposits of the requisition

3)	Any meeting convened under this Article by the requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board

If, after a requisition has been received, it is not possible for a sufficient number of Directors to meet in time so as to form a quorum, any Director may convene an extraordinary general meeting in the same manner as early as possible as that in which meetings may be convened by the Board.

Register of Shareholders; Record Dates; Transfer of Shares

The Company’s share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, the Company may close the register of shareholders. The Companies Act and the Company’s listing agreement with the BSE (and the other Indian Stock Exchanges) permit the Company, pursuant to a resolution of the Board and upon at least 30 days’ advance notice to the BSE (and such stock exchanges), to set the record date and upon seven days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board (a statutory body which administers various laws affecting companies in India) may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. The transfer agent of the Company is M/s. Sharepro Services, located in Mumbai, India.

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

Disclosure of Ownership Interest

Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.l,000 for each day such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

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

(v) Subject to (xv) hereunder, any sale, lease, exchange or disposition of any property, assets or equipments (other than land and building) of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing;

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

(xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipments or equipments not in use, of the Company or its subsidiary having an aggregate value exceeding 25 percent of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement; or

(xvi) Any commitment or agreement to do any of the foregoing.

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

Acquisition by the Company of its Own Shares

Under the Companies Act, approval of at least 75 percent of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with prescribed rules, regulations and conditions of the Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

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

Liquidation Rights

Subject to the rights of creditors, employees and of the holders of any other shares entitled by their terms to preferential repayment over the Shares, if any, in the event of winding up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid up or credited as paid up on such Shares. All surplus assets after payments due to the holders of any preference shares belong to the holders of the Shares in proportion to the amount paid up or credited as paid up on such Shares, respectively, at the commencement of the winding up.

Takeover Code

Disclosure and mandatory bid obligations in respect of certain share acquisitions or consolidations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by SEBI and was recently amended in December 2004.

The most important features of the Takeover Code, as amended, are as follows:

• Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that, taken together with shares or voting rights, if any, held by it would entitle him to more than 5 percent or 10 percent or 14 percent or 54 percent or 74 percent of the shares or voting rights in a company is required to disclose at every stage, the aggregate of its shareholding or voting rights in that company to that company and to each of the stock exchanges on which that company’s shares are listed within two working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be.

• A person who holds more than 15 percent of the shares or voting rights in any company is required to make within 21 days from the financial year ending March 31, annual disclosure of its holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed within 30 days from the financial year ending March 31, as well as the record date of the company for the purposes of declaration of dividend).

• Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner within 21 days from the financial year ending March 31, as well as the record date of the company for the purposes of declaration of dividend.

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

• An acquirer who, together with persons acting in concert with it, holds between 15 percent and 55 percent shares or voting rights of a company cannot acquire additional shares or voting rights that would entitle it to exercise more than 5 percent of the voting rights in any financial year ending on 31 March unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

• Any further acquisition of shares or voting rights by an acquirer who holds 55 percent of the shares or voting rights in a company triggers the same public announcement requirements.

• In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company unless such acquirer makes a public announcement offering to acquire a minimum of 20 percent of the shares of the company. The change of control for the purpose of this act shall exclude those which take place pursuant to a special resolution passed by the shareholders in a general meeting.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and of the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer will be required to deposit in an escrow account 25 percent of the total consideration or less up to and including Rs.1 billion and 10 percent for the excess over Rs.1 billion where the total consideration exceeds Rs.1 billion, which amount will be forfeited in the event that the acquirer does not fulfill its obligations. In addition, the Takeover Code introduces the “chain principle” whereby the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

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

The Takeover Code does not apply to:

(a)	allotment of shares in pursuance of an application made to a public issue.

(b)	allotment of shares pursuant to an application made by the shareholder for rights issue,

(c)	allotment of shares to the underwriters pursuant to any underwriting agreement;

(d)	interse transfer of shares amongst :-

(i)	group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969) where persons constituting such group have been shown as group in the last published Annual Report of the target company ;

(ii)	relatives within the meaning of Section 6 of the Companies Act, 1956 (1 of 1956) ;

(iii)	(a) Indian promoters and foreign collaborators who are shareholders;

                 (b) Promoters:

Provided that the transferor(s) as well as the transferee(s) have been holding shares in the target company for a period of at least three years prior to the proposed acquisition;

(e)	acquisition of shares in the ordinary course of business by,-

(i)	a registered stock-broker of a stock exchange on behalf of clients;

(ii)	a registered market maker of a stock exchange in respect of shares for which he is the market maker, during the course of market making;

(iii)	by Public Financial Institutions on their own account;

(iv)	by banks and public financial institutions as pledgees;

(v)	the International Finance Corporation, Asian Development Bank, International Bank for Reconstruction and Development, Commonwealth Development Corporation and such other international financial institutions,

(vi)	a merchant banker or a promoter of the target company pursuant to a scheme of safety net under the provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 in excess of limit specified in sub-regulation (1) of Regulation 11.

(f)	acquisition of shares by a person in exchange of shares received under a public offer made under these Regulations.

(g)	acquisition of shares by way of transmission on succession or inheritance;

(h)	acquisition of shares by government companies within the meaning of Section 617 of the Companies Act, 1956 (1 of 1956) and statutory corporations;

(i)	transfer of shares from state level financial institutions, including their subsidiaries, to co-promoter(s) of the company or their successors or assignee(s) or an acquirer who has substituted an erstwhile promoter pursuant to an agreement between such financial institution and such co-promoter(s);

(ia)	transfer of shares from venture capital funds or foreign venture capital investors registered with the Board to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital fund or foreign venture capital investors with such promoters or venture capital undertaking;

(j)	shares acquired pursuant to a scheme –

(i)	framed under Section 18 of the Sick Industrial Companies (Special Provisions) Act,1985;

(ii)	of arrangement or reconstruction including amalgamation or merger or demerger under any law or regulation, Indian or foreign.

(k)	acquisition of shares in companies whose shares are not listed on any stock exchange.

In addition, the Takeover Code does not apply to shares represented by ADSs so long as such shares remain in the ADR depositary facility.

The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s equity shares results in the acquirer and its associates holding 5 percent or more of the company’s outstanding equity shares, the acquirer must report it’s holding to the company and the relevant stock exchange(s) where the company’s shares are listed. When any person acquires or agrees to acquire equity shares exceeding 15 percent of the voting rights in any company or if any person who holds equity shares which in aggregate carries less than 15 percent of the voting rights of the company and seeks to acquire equity shares exceeding 15 percent of the voting rights, such person shall, in accordance with Clause 40B, not acquire any equity shares exceeding 15 percent of the voting rights of the company without making an offer on a uniform basis to all the remaining shareholders to acquire equity shares that have an additional 20 percent of the voting rights of the total outstanding shares at a prescribed price.

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

The FIPB is the competent body to consider and recommend FDI which does not fall within the automatic route. The FIPB is under the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, Foreign Investment Promotion Board approval is required for any direct foreign investment that exceeds 51 percent of the total issued share capital of the Company.

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

Foreign Direct Investment ceiling in the telecom sector varies from 49 percent to 74 percent depending on the nature of service being provided. The total composite foreign holding including but not limited to investment by FIIs, NRI/OCB, FCCB, ADRs, GDRs, convertible preference shares, proportionate foreign investment in Indian promoters/investment companies including their holding companies etc., should not exceed the allowable per cent.

Foreign direct investment upto 100% permitted in respect of the following telecom services: -

(i)	ISPs not providing gateways (both for satellite and submarine cables);

(ii)	Infrastructure Providers providing dark fibre (IP Category I);

(iii)	Electronic Mail; and

(iv)	Voice Mail

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

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid US federal income tax, persons owning 10 percent or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

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

For tax years beginning before January 1, 2007 dividends paid on the Shares or ADSs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” and for tax years beginning after December 31, 2006, dividends will be treated as “passive category income” or “general category income”. Subject to certain limitations, a US Holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such US Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US Holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules regarding the availability of foreign tax credits are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. US Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal 2005. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not face material commodity price or equity price market risks. The Company is exposed to interest rate risk in its mutual fund investments, particularly with regard to debt funds. The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several different currencies (primarily Rupees, SDRs and US Dollars). Fluctuations in the exchange rate between the Rupee, SDRs, US Dollars and other currencies affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2005, the Company had significant amounts of foreign currency denominated receivables (Rs.2,432 million or US$ 55.75 million) and payables (Rs.1,066 million or US$ 24.44 million), which expose the Company to foreign exchange risks.

The following table sets forth the Company’s (excluding its subsidiaries) operating revenues, operating costs and notional margin for fiscal 2005 in major currencies:

	(Amounts in millions)
	Operating Revenues		Operating Costs		Margin
Currency	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	199	8,716	126	5,503	73	3,213
Special Drawing Rights (“SDRs”)	76	5,002	26	1,702	50	3,300
Golden Francs* converted to Rupees through SDRs	0	9	0	5	0	4
Euro		1	1	58	(1)	(57)
Hong Kong Dollars			1	3	(1)	(3)

Total		13,728		7,271		6,457

*	Golden francs are a notional currency converted into either US Dollars or SDRs at the time of settlement. Golden Francs are used in international telecommunications payment settlements and are recognized by the International Telecommunications Union.

A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.65 million, respectively, on our income from operations for the fiscal year ended March 31, 2005.

We also have significant exposure on account of trade receivables and trade payables. The following table sets forth the Company’s trade receivables and trade payables in major currencies as of March 31, 2005:

	(Amounts in millions)
	Trade Receivables		Trade Payables		Net Exposure
Currency	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	15	644	(19)	(838)	(4)	(194)
SDRs	26	1,727	(0)	(2)	26	1,725
Golden Francs converted to INR through SDR	1	11	0		1	11
Hong Kong Dollars	2	9			2	9
Euro	0	24	0	(83)	0	(59)
GBP	0	17	(2)	(142)	(2)	(125)

Total		2,432		(1,065)		1,367

            A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.14 million on our income statement, respectively, for the fiscal year ended March 31, 2005.

In view of the recent fluctuations of the Indian Rupee vis-à-vis the US Dollar, effective fiscal 2004, the Company started hedging its foreign currency exposure by entering into forward contracts and options. The following table sets forth the amount of such contracts which were outstanding as of March 31, 2005:

Forward Contracts:	US$	15.75 million
Option Contracts:		Nil
Option Contracts (Euro):		Nil

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

ITEM 16. [RESERVED]

Not applicable.

ITEM 16 A . AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Subodh Bhargava, one of the Company’s directors, joined the Board of the Company on May 2, 2002 and was nominated as a member and the Chairman of the Audit Committee on May 17, 2002. The Company’s Board has determined Mr. Subodh Bhargava as an audit committee financial expert. Mr. Bhargava’s relevant experience is described under “Item 6 — Directors and Senior Management” above.

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

ITEM 16 C . PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods:

	Fiscal Year ended
Type of Service	March 31, 2004		March 31, 2005		Description of Service
a) Audit Fees	Rs.	7,020,000	Rs.	9,896,164	Audit of financial statements under US GAAP and Indian GAAP.
b) Audit-Related Fees	Rs	1,620,000	Rs.	1,653,000	Services related to performance of quarterly review of financial statements
c) Tax Fees	Rs.	1,355,000	Rs.	1,351,703	Tax audit fees and tax consulting services.
d) Other Fees	Rs.	Nil	Rs.	16,951,556	Statutory and regulatory attestations and fees for acquisition due diligence.

            The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2004 and 2005, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company. Any fees paid in currency other than Indian Rupees have been converted as per the exchange rate as of March 31, 2005.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements comprising of consolidated balance sheets of the Company as of March 31, 2003, March 31, 2004 and March 31, 2005 and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2003 prepared in accordance with US GAAP have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of Public Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-33.

Also attached are financial statements of Tata Teleservices Limited (“TTSL”) comprising of consolidated balance sheets for the years ended March 31, 2004, and March 31, 2005 which have been audited in accordance with auditing standards generally accepted in India and in the United States by independent auditors. These financial statements have been prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”). These financial statements include a discussion of differences between Indian GAAP and US GAAP as well as a reconciliation of net income and shareholders equity under Indian GAAP to US GAAP in note no. 17 in Schedule R.

TTSL is not a majority-owned subsidiary nor is it a consolidated subsidiary for purposes of the Company’s financial statements. The Company accounted for its interest in TTSL in the fiscal year ended March 31, 2004 and March 31, 2005 in accordance with the equity method. These financial statements are being included pursuant to Rule 3.09 of Regulation S-X in accordance with the income significance test under Rule 1-02(w) of Regulation S-X.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2#	Articles of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.3#	Memorandum of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.4*	Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*	Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*	Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited, dated 13 February 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited and the Company dated 6 February 2002.

4.8****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.9****	License Agreement for Provision of Internet Service (Including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

10.3#	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

10.4**	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.
*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 17, 2005

VIDESH SANCHAR NIGAM LIMITED,

By:	/s/ NARASIMHAN SRINATH
Name:	Narasimhan Srinath
Title:	Executive Director

By:	/s/ RAJIV DHAR
Name:	Rajiv Dhar
Title:	Chief Financial Officer

VIDESH SANCHAR NIGAM LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Videsh Sanchar Nigam Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The Board of Directors and Shareholders

Videsh Sanchar Nigam Limited:

We have audited the accompanying consolidated balance sheets of Videsh Sanchar Nigam Limited and subsidiaries (“the Company”) as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2005, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tata Teleservices Limited (TTSL), the Company’s investment in which is accounted for by use of the equity method. The Company’s equity of Rs.719 million in TTSL’s net assets at March 31, 2005 and of Rs.4,006 million in TTSL’s net loss for the year then ended are included in the accompanying consolidated financial statements. The financial statements of TTSL for the year ended and as of March 31, 2005 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited and subsidiaries as of March 31, 2004 and March 31, 2005, and the results of their operations and their cash flows for each of the three years ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2005 also comprehended the translation of the Indian rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with basis stated in Note 2(u). Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Haskins & Sells

Mumbai, India

October 17, 2005

Videsh Sanchar Nigam Limited

Consolidated Balance Sheets

As of March 31, 2004 and 2005

	As of March 31,
	2004		2005		2005
	(In millions, except share and per share amounts)
ASSETS:

Current Assets:
Cash and cash equivalents	Rs.	187	Rs.	339	US$	8
Short-term bank deposits (Rs.5,972 million restricted)		10,165		13,792		316
Accounts receivable (net of allowances of Rs.1,603 million and Rs. 1,264 million, respectively)		5,304		5,640		129
Advance income taxes, net		9,806		11,512		264
Prepaid expenses and other current assets (net of allowances of Rs. 38 million and Rs. 547 million, respectively)		2,929		2,742		63

Total current assets		28,391		34,025		780
Investments		14,982		3,137		72
Equity method investees		4,284		2,770		64
Property, plant and equipment, net		18,162		29,424		674
Goodwill		1,019		1,019		23
Other non-current assets		743		824		19

Total assets	Rs.	67,581	Rs.	71,199	US$	1,632

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current Liabilities
Accounts payable	Rs.	6,722	Rs.	8,744	US$	200
Short-term borrowings		630		—		—
Accrued expenses and other current liabilities		6,824		6,426		148

Total current liabilities		14,176		15,170		348
Other non-current liabilities		1,386		2,787		64

Total liabilities		15,562		17,957		412

Commitments and contingencies (See Note 26)		—		—		—

Shareholders’ equity:
Equity shares: par value – Rs. 10 each; authorized: 300,000,000 shares; issued : 285,000,000 shares		2,850		2,850		65
Additional paid-in-capital		15,377		15,770		362
Retained earnings		33,446		34,609		793
Accumulated other comprehensive income		346		13		—

Total shareholders’ equity		52,019		53,242		1,220

Total liabilities and shareholders’ equity	Rs.	67,581	Rs.	71,199	US$	1,632

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Operations

For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions, except share, ADS and per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

Cost of revenues:
Network and transmission costs (excluding depreciation of Rs. 1,919 million, Rs. 2,242 million and Rs. 1,931 million in fiscals 2003, 2004 and 2005, respectively)		26,044		19,375		18,167		416
License fees		4,037		2,735		2,815		65

Total cost of revenues		30,081		22,110		20,982		481

Other operating costs:
Depreciation		2,078		2,465		2,308		53
Other operating costs		3,998		5,000		6,263		144
Impairment loss on property, plant and equipment		—		6,709		—		—

Total other operating costs		6,076		14,174		8,571		197

Operating income (loss)		9,184		(4,036)		2,895		66

Non- operating income, net:
Gain on sale of investments		—		1,001		5,523		127
Interest income on income tax refunds		535		490		—		—
Interest income from banks and others		1,866		934		529		12
Interest expense		(33)		(5)		(1)		—
Other non-operating income, net		425		607		399		9

Total non-operating income, net		2,793		3,027		6,450		148

Income (loss) before income tax		11,977		(1,009)		9,345		214
Income tax (expense) benefit		(4,390)		674		(2,575)		(59)
Dividend tax		—		(310)		(168)		(4)
Equity in net loss of equity method investees		(143)		(1,921)		(4,156)		(95)

Net income (loss)	Rs.	7,444	Rs.	(2,566)	Rs.	2,446	US$	56

Per share information:
Basic earnings (loss) per equity share	Rs.	26.12	Rs.	(9.00)	Rs.	8.58	US$	0.20
Weighted number of equity shares outstanding		285,000,000		285,000,000		285,000,000		285,000,000
Basic earnings (loss) per ADS (each ADS represents two equity shares)	Rs.	52.24	Rs.	(18.00)	Rs.	17.16	US$	0.39

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2003, 2004 and 2005

	Number of equity shares	Equity share capital		Additional paid- in- capital (See Note 17)		Retained earnings		Accumulated other comprehensive income		Total shareholders’ equity		Comprehensive income (loss)
	(In millions, except number of equity shares)
Balance at April 1, 2002	285,000,000		Rs.2,850		Rs.15,377		Rs.34,554		Rs.261		Rs.53,042
Net income							7,444				7,444	Rs.	7,444
Net unrealized loss on available-for-sale-securities, net of taxes									(184)		(184)		(184)
Foreign currency translation adjustment									6		6		6
Dividends paid							(3,563)				(3,563)

Comprehensive income												Rs.	7,266

Balance at March 31, 2003	285,000,000		2,850		15,377		38,435		83		56,745
Net loss							(2,566)				(2,566)	Rs.	(2,566)
Net unrealized gain on available-for-sale securities, net of taxes									271		271		271
Foreign currency translation adjustment									(8)		(8)		(8)
Dividends paid							(2,423)				(2,423)

Comprehensive loss												Rs.	(2,303)

Balance at March 31, 2004	285,000,000		2,850		15,377		33,446		346		52,019
Net income							2,446				2,446	Rs.	2,446
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									(323)		(323)		(323)
Effect of dilution in ownership interest in equity method investee (see note 9)					393						393
Foreign currency translation adjustment									(10)		(10)		(10)
Dividends paid							(1,283)				(1,283)

Comprehensive income												Rs.	2,113

Balance at March 31, 2005	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	34,609	Rs.	13	Rs.	53,242

		US$	65	US$	362	US$	793	US$	—	US$	1,220	US$	48

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Cash flows from operating activities:
Net income (loss)	Rs.	7,444	Rs.	(2,566)	Rs.	2,446	US$	56
Adjustment to reconcile net income(loss) to net cash provided by operating activities:
Depreciation		2,078		2,465		2,308		53
Impairment of property, plant and equipment		—		6,709		—		—
Property, plant and equipment written off		129		—		33		1
Deferred income tax expense (benefit)		214		(2,019)		534		12
Loss (profit) on sale of property, plant and equipment		(1)		3		18		—
Equity in net loss of equity method investees		143		1,921		4,156		95
Investments written off		2		—		—		—
Gain on sale of investments		—		(1,001)		(5,523)		(127)
Net change in:
Accounts receivable		7,031		2,887		(336)		(8)
Advance income taxes, net		(4,389)		2,335		(1,706)		(39)
Prepaid expenses and other current assets		384		(666)		434		10
Other non-current assets		98		8		22		1
Accounts payable		(4,590)		450		496		11
Accrued expenses and other current liabilities		1,171		2,512		(452)		(10)
Other non-current liabilities		148		102		639		15

Net cash provided by operating activities		9,862		13,140		3,069		70

Cash flows from investing activities:
Purchase of property, plant and equipment		(2,868)		(4,783)		(12,708)		(291)
Proceeds from sale of property, plant and equipment		3		62		714		16
Purchase of available- for- sale investments		—		(66,319)		(40,729)		(934)
Proceeds from sale of available-for-sale investments		—		54,938		50,319		1,154
Proceeds from sale of equity securities, at cost		—		1,393		7,375		169
Acquisition of DishnetDSL business, net of cash acquired		—		(2,359)		—		—
Purchase of shares in equity method investees (TTSL)		(2,987)		(3,343)		(2,354)		(54)
Short-term bank deposits, net		(5,845)		13,149		(3,627)		(83)

Net cash used in investing activities		(11,697)		(7,262)		(1,010)		(23)

Cash flows from financing activities:
Short-term borrowings repaid, net		(2,211)		(3,540)		(630)		(14)
Dividends paid		(3,563)		(2,423)		(1,283)		(29)

Net cash used in financing activities		(5,774)		(5,963)		(1,913)		(43)

Net change in cash flows		(7,609)		(85)		146		4
Effect of foreign exchange on cash flows		—		—		6		—
Cash and cash equivalents, beginning of year		7,881		272		187		4

Cash and cash equivalents, end of year	Rs.	272	Rs.	187	Rs.	339	US$	8

Supplementary cash flow information:
Interest paid	Rs.	43	Rs.	5	Rs.	1	US$	—
Income taxes paid (refunds)	Rs.	9,169	Rs.	(990)	Rs.	3,747	US$	86

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Notes to Consolidated Financial Statements

1.	Background

Videsh Sanchar Nigam Limited (“VSNL”) provides international and national voice and data transmission services, internet, and other value-added services such as transponder lease, gateway packet switching services (GPSS), telex and telegraph, and television uplinking.

Tata Sons Limited through its subsidiary Panatone Finvest Limited and the Government of India (GOI) owned 46.6% and 26.1%, respectively of VSNL’s equity shares, as of March 31, 2005.

2.	Significant Accounting Policies

a. Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the Company’s general purpose financial statements.

Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted using the purchase method, valuation of investments, measurement and accounting for impairment loss of long - lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, and the presentation and format of the financial statements and related notes.

b. Basis of consolidation

The Company consolidates all entities in which it has control. Inter-company transactions, balances and unrealized profits and losses on such transactions are eliminated on consolidation.

The results of subsidiaries are consolidated from the date of acquisition or incorporation. Purchase consideration paid in excess of fair value of net assets acquired is recognized as goodwill. The excess of fair value of net assets over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible long-lived assets of the acquired subsidiary and any excess remaining is recognized as extraordinary gain in the income statement in the period in which the business combination is consummated.

c. Equity method investees

Investments in entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stocks of these entities, are accounted using the equity method. Investments in entities where the Company controls less than 20% of the voting stocks but exercises significant influence through its contractual right to appoint directors and participate in the operating and financial policies of these entities are accounted using the equity method. Inter-company unrealized profits and losses on transactions with such entities are eliminated.

The effect of dilution from change in ownership interest arising from issuance of shares by equity method investees are recognized in additional-paid-in capital, a separate component of shareholders’ equity.

d. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other recoverables, useful lives of property, plant and equipment and intangible assets, retirement benefits, valuation of unlisted investments, impairment loss and deferred tax assets.

e. Cash and cash equivalents

The Company considers all highly liquid financial instruments, which are readily convertible into cash and have an original maturity of three months or less on the date of purchase, to be cash equivalents.

f. Accounts receivable

Accounts receivable are stated at their expected realizable values, net of allowances for uncollectible receivables. Accounts receivable and payable are disclosed on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

g. Investments

Investments in securities with readily determinable market values are classified available-for-sale securities and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity. The cost in respect of available-for-sale securities sold is determined on a weighted average basis.

The Company does not have any debt securities and has not classified any securities as trading.

Equity securities that do not have readily determinable fair values are recorded at original cost. Fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the carrying amount. Other than temporary declines in fair values below cost are reflected in earnings as realized losses.

h. Goodwill

Goodwill arising on business combination is capitalized and evaluated for impairment annually or when significant events occur, which indicate that the fair value is less than the carrying amount. The Company determines fair value by estimating the present value of expected future cash flows. An impairment loss is recognized in earnings when the carrying amount exceeds the present value of future cash flows.

i. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred till the date the asset is available for use.

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Buildings	58
Plant and machinery:
Earth stations and exchanges	12
Cables	15 - 18
Other network equipment	5 – 8
Office equipment	3 - 20
Computers	6
Motor vehicles	10
Furniture and fixtures	3 - 15

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international and domestic telecommunication circuits, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment and are amortized over the management’s estimate of economic useful life of 18 years and the contracted period of use, whichever is lower.

The Company has not and does not enter into any swap or other similar agreements relating to IRU’s or bandwidth.

j. Asset retirement obligation

The Company recognizes the fair value of a liability for asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life.

k. Impairment of long-lived assets

The Company evaluates the carrying amount of its long-lived assets whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of such assets. If the asset is impaired, the Company recognizes an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new-cost basis.

l. Derivative Instruments

The Company recognizes all derivatives as assets or liabilities in the balance sheet and measures them at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quotations obtained from inter-bank market participants.

m. Revenue recognition

Revenues from voice and data services are recognized based upon minutes of traffic processed or contracted fee schedules. Revenues from internet services are recognized based on usage by subscribers/customers.

n. Cost recognition

Cost and expenses are recognized as incurred and are classified according to their primary functions as follows:

Network and transmission costs

Network and transmission costs primarily include interconnect charges, rent of landlines from other telecom operators and space segment utilization charges.

License fees

License fees are payable to the Department of Telecommunication (DoT), GOI for international and national long-distance licenses and are computed in accordance with the license fee agreements.

Other operating costs

Other operating costs primarily include employee compensation and other related costs, repairs and maintenance, utilities, advertising, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs.

o. Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave entitled at each balance sheet date.

p. Foreign currency

The Company’s functional currency is the Indian rupee. Foreign currency transactions are translated into Indian Rupees at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into Indian Rupees using the exchange rates prevailing on the balance sheet dates. Transaction gains and losses are recognized in earnings.

The financial statements of foreign subsidiaries are translated into Indian rupees for the purposes of consolidation as follows: income statement items are translated at the weighted average exchange rates for the period; assets and liabilities are translated at the exchange rates prevailing on the balance sheet dates. Unrealized translation gains and losses are reported in other comprehensive income.

q. Income taxes

Income tax expense comprises current income tax expense and the net change in the deferred tax asset or liability in the year.

Current income tax expense is determined in accordance with the provisions of the Indian Income Tax Act of 1961 or applicable law in foreign tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and unutilized business loss carry forwards. Deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise. Valuation allowances are recorded to reduce deferred tax assets when it is more than not likely that a tax benefit will not be realized and are separately estimated at each entity without offsetting.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

r. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. The Company did not have any dilutive potential equity shares outstanding in any of the periods presented.

s. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and affiliates and net income are components of comprehensive income.

t. New accounting pronouncements

In December, 2004, the Financial Accounting Standards Board (FASB) revised SFAS 123 (SFAS NO.123R, Share-based payments) requiring companies to record share-based payment transactions as compensation expense at fair value. The provisions of this statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. During the year-ended and as of March 31, 2005, there were no share based payments or stock options.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair values of the assets exchanged. SFAS No. 153 amends opinion 29, eliminating the exception to fair value accounting for non-monetary exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect this statement to have a material effect on the financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application of prior periods’ financial statements of changes in accounting principles, unless it impracticable to determine either the period –specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balance of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were applied prospectively from the earliest date practicable. This statement also redefines restatement as revising the previously issued financial statements to reflect the correction of an error. This statement shall be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have any material effect on the financial statements.

u. Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2005 have been translated into US dollars at US$1.00 = Rs. 43.62 based on the noon buying rate for cable transfers on March 31, 2005, as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.	Acquisition

On March 30, 2004, the Company purchased the internet service provider (ISP) business from DishnetDSL Limited for a cash consideration of Rs. 2,700 million. The purpose of the acquisition was to strengthen internet business.

The purchase consideration has been allocated as follows:

	Allocation of purchase price
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	191	US$	4
Property, plant and equipment		1,934		45
Accounts receivable		314		7
Other assets		391		9
Short-term borrowing		(630)		(14)
Other liabilities, net		(519)		(12)

Fair value of net assets acquired		1,681		39
Goodwill		1,019		23

Total purchase consideration	Rs.	2,700	US$	62

In accordance with the terms of the agreement, Rs. 10 million is paid by the Company each month for certain services to be rendered by DishnetDSL Limited in the conduct of ISP business. The amount is being paid over a period of eighteen months from April 1, 2004.

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Cash on hand	Rs.	2	Rs.	1	US$	—
Balances with banks in Indian rupees		165		194		4
Balances with banks in foreign currencies		20		144		4

Total	Rs.	187	Rs.	339	US$	8

5.	Short-term bank deposits

As of March 31, 2004 and 2005, short-term deposits with banks, held in Indian rupees, includes Rs.5,972 million in respect of proceeds from issue of Global Depository Receipts in fiscal 1997, which were subsequently converted to American Depository Receipts in fiscal 2000. In accordance with the terms of the GDR issue, these proceeds are restricted for use to purchase plant and equipment from foreign countries.

6.	Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Beginning balance	Rs.	1,740	Rs.	1,603	US$	37
Additional allowances for the year		265		239		5
Recoveries		(290)		(52)		(1)
Uncollectible receivables written off		(112)		(526)		(12)

Total	Rs.	1,603	Rs.	1,264	US$	29

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Prepaid expenses	Rs.	537	Rs.	272	US$	6
Advances to suppliers and contractors (net of allowances of Rs. 38 million and Rs.74 million, respectively)		489		499		12
Operating lease receivable		—		544		12
Deferred income taxes (see note 15)		378		580		13
Amounts recoverable from GOI (net of allowances of Rs. Nil and Rs.473 million, respectively)		567		94		2
Recoverable service tax		270		279		6
Operating lease and other deposits		262		114		3
Margin money		115		112		3
Others		311		248		6

Total	Rs.	2,929	Rs.	2,742	US$	63

Margin money held with banks is in the nature of restricted cash and is provided in support of letters of credit issued by the banks.

As of March 31, 2004, Rs.547 million was recoverable from the GOI for its share of pension obligation in respect of certain employees who were transferred to the Company from the Overseas Communication Services (OCS), division of the Department of Telecommunications (DoT), GOI. The GOI has disputed the amount recoverable and the Company is in the process of negotiation with the GOI. In fiscal 2005, an allowance of Rs.473 million has been made based on management’s best estimate of the amount that may be realizable upon resolution of the matter.

8.	Investments

Investments consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Investments available-for-sale, at fair value	Rs.	12,442	Rs.	3,137	US$	72
Investments at cost, net		2,540		—		—

Total	Rs.	14,982	Rs.	3,137	US$	72

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	Amortized Cost		Gross unrealized gains		Fair value
	(In millions)
Available-for sale- securities
As of March 31, 2004:
Equity shares	Rs.	562	Rs.	436	Rs.	998
Mutual funds		11,441		3		11,444

Total available- for- sale securities	Rs.	12,003	Rs.	439	Rs.	12,442

As of March 31, 2005:
Mutual funds		3,101		36		3,137

Total available- for- sale securities	Rs.	3,101	Rs.	36	Rs.	3,137

Dividends from investments were Rs.405 million and Rs.285 million in fiscals 2004 and 2005, respectively. In fiscal 2003, there was no dividend income.

In fiscal 2004, the Company sold its investment in Inmarsat Plc for a cash consideration of Rs.1,393 million and recognized a gain of Rs.941 million in earnings. In fiscal 2005, the Company sold its investment in Intelsat Limited for a cash consideration of Rs.7,375 million and recognized a gain of Rs.4,834 million in earnings. These investments were in equity securities without readily determinable market values and were carried at cost.

In fiscals 2004, the proceeds and gross realized gains from available-for sale securities were Rs.54,938 million and Rs.60 million, respectively.

In fiscal 2005, the proceeds and gross realized gains from sale from sale of available-for sale securities were Rs.50,319 million and Rs.689 million, respectively. On sale of these securities, unrealized gains of Rs.346 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2003, there was no sales of securities.

9.	Equity method investees

As of March 31, 2004 and 2005, the equity method investees were Tata Teleservices Limited (TTSL) and United Telecom Limited (UTL).

As of March 31, 2004 and 2005, the ownership interest in TTSL was 19.86%. TTSL has been considered as an equity method investee, as the Company exercises significant influence through its contractual right to appoint directors.

As of March 31, 2004 and 2005, the ownership interest in UTL was 26.6%.

Summarized combined financial information of entities accounted under the equity method is:

	As of March 31,
	2004		2005		2005
	(In millions)
Results of operations	Rs.	(9,599)	Rs.	(20,799)	US$	(477)
Assets		79,884		113,990		2,613
Liabilities		(69,196)		(110,254)		(2,528)

As of March 31, 2005, the Company’s investments exceed its underlying equity in net assets of its equity method investees by Rs. 1,943 million. The difference represents goodwill, which is annually tested for impairment.

The summarized information as to the assets, liabilities and results of operations of TTSL, a significant equity method investee, is as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Financial Position
Current assets	Rs.	10,767	Rs.	14,821	US$	340
Current liabilities		(44,500)		(44,631)		(1,023)
Non-current assets		67,596		97,816		2,242
Non-current liabilities		(17,220)		(58,869)		(1,350)
Redeemable preference shares		(4,911)		(5,472)		(125)
Minority interests		(1,850)		(43)		(1)

Shareholders’ equity		Rs.9,882		Rs.3,622	US$	83

Results of Operations
Revenues		Rs.14,445		Rs.22,106	US$	507
Gross profit		6,475		10,071		231
Loss from operations		(7,187)		(16,190)		(371)
Net loss		(9,492)		(20,172)		(462)

As a result of issue of shares by TTSL’s subsidiary in fiscal 2005, TTSL’s ownership interest decreased from 50.83% to 47.91%. Rs. 393 million representing the Company’s share in the dilution gain arising from decrease in TTSL’s ownership interest has been credited to additional-paid-in capital.

10.	Property, plant and equipment

Property, plant and equipment consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Land	Rs.	144	Rs.	144	US$	3
Buildings		2,577		2,577		59
Plant and machinery		34,232		26,805		615
Computers		1,193		1,538		35
Motor vehicles		13		16		—
Furniture and fixtures		300		433		10

Property, plant and equipment, at cost		38,459		31,513		722
Less: Accumulated depreciation		(15,764)		(8,179)		(187)
Less: Impairment in carrying values of fixed assets		(6,709)		—		—

		15,986		23,334		535
Add: Capital work-in-progress		2,176		6,090		139

Property, plant and equipment, net	Rs.	18,162	Rs.	29,424	US$	674

As of March 31, 2004 and 2005, property, plant and equipment include intangible assets in the nature of IRUs in international and domestic telecommunications circuits as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
IRUs	Rs.	1,192	Rs.	3,461	US$	79
Less: Accumulated amortization		(249)		(353)		(8)

IRUs, net	Rs.	943	Rs.	3,108	US$	71

Depreciation expense of Rs. 2,078 million, 2,465 million and 2,308 million, in fiscals 2003, 2004 and 2005 respectively includes IRU amortization expense of Rs .69 million, Rs.67 million and Rs. 104 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2005 is as follows:

Year ending March 31,	(In millions)
2006	Rs.	189
2007		189
2008		189
2009		189
2010		180

As a consequence of steep decline in inbound and outbound settlement rates due to intense competition for long distance traffic, the Company’s revenues declined significantly. There has also been a significant decline in the acquisition cost of telecommunications plant and equipment. Following these trigger events, the Company performed an impairment test as of December 31, 2003. The fair values of property, plant and equipment were determined based on independent valuation. The valuation was based on market price of the assets appropriately adjusted to reflect their age and present condition. As of December 31, 2003, the carrying amount of the assets was Rs.21, 225 million and the fair value was Rs.14, 516 million. Impairment loss of Rs.6, 709 million including Rs. 177 million on IRUs was recognized in earnings in fiscal 2004.

Effective January 1, 2004, the Company revised the estimated economic useful lives of undersea cables (including IRUs) from 10 - 25 years to the lower of 18 years and contracted period of use, resulting in additional depreciation expense of Rs. 230 million in fiscal 2004.

11.	Other non-current assets

Other non- current assets consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Prepaid rent	Rs.	610	Rs.	602	US$	14
Deferred income taxes (see note 15)		—		103		2
Others		133		119		3

Total	Rs.	743	Rs.	824	US$	19

12.	Accounts payable

Accounts payable consists of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Interconnect charges payable	Rs.	3,502	Rs.	3,596	US$	82
Payables for capital and other supplies		3,220		5,148		118

Total	Rs.	6,722	Rs.	8,744	US$	200

13.	Short-term borrowings

As of March 31, 2004, the Company had an unsecured and interest-free borrowing of Rs. 630 million. In fiscals 2004 and 2005, weighted average interest rate was 6.5% and 4.5% respectively.

The maximum amounts outstanding for the year ended March 31, 2004 and 2005 were Rs 3,540 million and Rs.630 million, respectively. Unused short term credit facilities as of March 31, 2004 and 2005 were Rs. 3,331 million and Rs.5, 188 million.

14.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2004	2005	2005
	(In millions)
Unearned revenues	Rs.2,883	Rs.2,522	US$	58
Amount payable for purchase of DishnetDSL	150	—		—
License fees	329	1,509		35
Book overdraft	1,184	75		2
Deposits from customers and contractors	762	734		17
Accrued payroll	397	493		11
Accrued expenses	632	767		18
Other current liabilities	487	326		7

Total	Rs.6,824	Rs.6,426	US$	148

15.	Income tax

The income tax expense (benefit) consists of the following:

	Years ended March 31,
	2003	2004	2005	2005
	(In millions)
Current income tax expense:
Domestic	Rs.4,176	Rs.1,345	Rs.2,041	US$47
Deferred income tax:
Domestic	214	(2,019)	640	14
Foreign	—	—	(106)	(2)

Total	Rs.4,390	Rs.(674)	Rs.2,575	US$59

Tax	effects of significant temporary differences on the income tax expense (benefit) are as follows:

	Years ended March 31,
	2003	2004		2005	2005
	(In millions)
Depreciation and impairment loss	Rs.298	Rs.	(2,085)	Rs.929	US$	21
Employee severance costs	—		(292)	78		2
Unearned revenues	—		—	(193)		(4)
Others	(84)		358	(280)		(7)

Total	Rs.214	Rs.	(2,019)	Rs.534	US$	12

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Income (loss) before income tax	Rs.	11,977	Rs	(1,009)	Rs.	9,345	US$	214
Statutory income tax rate		36.75%		35.875%		36.5925%
Expected income tax expense (benefit) at statutory rate		4,401		(362)		3,420		78
Adjustments to reconcile expected income tax expense to reported income tax expense:
Tax rate difference on gains on sale of investments		—		(164)		(977)		(22)
Allowances for uncollectible amounts recoverable from GOI		—		—		173		4
Tax exempt dividend income		—		(145)		(102)		(2)
Effect of change in statutory income tax rate		(53)		(60)		10		—
Others, net		42		57		51		1

Income tax expense (benefit)	Rs.	4,390	Rs.	(674)	Rs.	2,575	US$	59

Significant components of deferred tax assets and liabilities are as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Tax effect of:

Deferred tax assets:
Allowances for uncollectible receivables and other current assets	Rs.	589	Rs.	461	US$	11
Unearned revenues		—		193		5
Employee severance costs		300		229		5
Business loss carryforwards		—		103		2
Others		32		105		2

Total		921		1,091		25

Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		1,084		2,034		47
Others		337		14		—

Total		1,421		2048		47

Net deferred tax liability	Rs.	500	Rs.	957	US$	22

Current deferred tax asset, net	Rs.	378	Rs.	580	US$	13
Non- current deferred tax asset, net		—		103		2
Non-current deferred tax liability, net		878		1,640		37

Unutilized business losses of Rs. 231 million and Rs.67 million in respect of the Company’s subsidiaries in Singapore and United Kingdom, respectively can be carried forward indefinitely unless there is substantial change in ownership. Unutilized business loss of Rs.103 million in respect of the Company’s subsidiary in the United States of America expires in fiscal 2025.

As of March 31, 2004 and 2005, tax effect of Rs. 94 million and 14 million, respectively, on unrealized gains on available-for sale securities have been allocated to other comprehensive income

16.	Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Deferred income taxes (see note 15)	Rs.	878	Rs.	1,640	US$	37
Unearned revenues		197		862		20
Employee retirement benefits		311		285		7

Total	Rs.	1,386	Rs.	2,787	US$	64

17.	Securities Premium (additional paid–in-capital) account

At an extra-ordinary general meeting held on April 2, 2004, the shareholders of VSNL approved and the High Court Judicature at Mumbai confirmed, in its order passed on May 6, 2004, the utilization of the Securities Premium account towards reduction in carrying amounts of property, plant and equipment. Consequently, Rs. 9,564 million has been adjusted against the Securities Premium account under Indian GAAP. In fiscal 2004, an impairment test on the carrying amounts of property, plant and equipment was undertaken and impairment loss of Rs. 6,709 million has been expensed under US GAAP.

18.	Revenues from telecommunication services

Revenues from telecommunication services consist of the following:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Telephone (voice):
International long distance	Rs.	37,057	Rs.	21,389	Rs.	16,026	US$	367
National long distance		60		386		2,301		53
Corporate data transmission:
Private leased circuits		2,912		4,924		6,764		155
Frame relay		1,132		1,276		1,383		32
Internet leased lines		912		1,506		3,009		69
Internet		1,193		1,197		1,623		37
Others		2,075		1,570		1,342		31

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

19.	Other non-operating income, net

Non-operating income consists of the following:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Dividend income	Rs.	—	Rs.	405	Rs.	285	US$	6
Foreign exchange gain (loss), net		167		15		(149)		(3)
Other		258		187		263		6

Total	Rs.	425	Rs.	607	Rs.	399	US$	9

20.	Retirement benefits

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit plan covering all eligible employees. The plan provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an annual external actuarial valuation. The measurement date of the plan is March 31.

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company’s financial statements as of March 31, 2004 and 2005.

	As of March 31,
	2004		2005		2005
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	357	Rs.	253	US$	6
Service cost		18		16		—
Interest cost		30		18		—
Actuarial gain		(5)		(10)		—
Benefits paid		(147)		(9)		—

Benefit obligation, end of the year		253		268		6

Change in plan assets:
Fair value of plan assets, beginning of the year	Rs.	357	Rs.	256	US$	6
Actual return on plan assets		26		18		—
Employer contributions		20		3		—
Benefits paid		(147)		(9)		—

Fair value of plan assets, end of the year		256		268		6

Prepaid benefit		3		—		—

Net gratuity cost in fiscals 2003, 2004 and 2005 consist of the following:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Service cost	Rs.	21	Rs.	18	Rs.	16	US$	—
Interest cost		27		30		18		—
Net actuarial loss(gain) recognized		31		(1)		(10)		—
Expected return on plan assets		(27)		(30)		(18)		—

Net gratuity cost	Rs.	52	Rs.	17	Rs.	6	US$	—

The assumptions used in accounting for the gratuity plans are set out below:

	Years ended March 31,
	2003	2004	2005
	(%)
Discount rate	9.5	8.5	7.0
Rate of increase in compensation levels of covered employees	5.0	5.0	6.0
Rate of return on plan assets	9.5	8.5	7.0

The expected return on plan assets is determined considering several applicable factors mainly the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

The Company’s plan asset allocation as of March 31, 2004 and 2005 is as follows:

	Years ended March 31,
	2004	2005
Category of Assets
Debt securities	85%	83%
Others	15%	17%

Total	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

Accumulated benefit obligation was Rs.148 million and Rs.130 million, as of March 31, 2004 and 2005, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure the Company’s gratuity obligation as of March 31, 2005 and are as follows:

Year ending March 31,	(In millions)
2006	Rs.	5
2007		5
2008		6
2009		7
2010		9
2011-2015		75

The Company is expected to contribute Rs. 16 million to gratuity fund in fiscal 2006.

Pension

Pension obligation is in respect of certain employees transferred to the Company from the OCS. The plan provides for pension payments to these employees at retirement, death in service or on termination.

The Company accounts for the liability for future benefits based on an annual external actuarial valuation. The measurement date of the plan is March 31.

The following table sets out the unfunded status of the pension plan and the amounts recognized in the Company’s financial statements as of March 31, 2004 and 2005.

	As of March 31,
	2004		2005		2005
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	297	Rs.	303	US$	7
Service cost		—		—		—
Interest cost		18		18		—
Actuarial gain		13		(35)		(1)
Benefits paid		(25)		(26)		—

Benefit obligation, end of the year	Rs.	303	Rs.	260	US$	6

In fiscals 2004 and 2005, the Company contributed Rs.25 and Rs.26 million, respectively.

Net pension cost in fiscals 2003, 2004 and 2005 consist of the following:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Service cost	Rs.	1	Rs.	—	Rs.	—	US$	—
Interest cost		18		18		18		—
Net actuarial gain recognized		8		13		(35)		—

Net pension cost	Rs.	27	Rs.	31	Rs.	(17)	US$	—

The assumptions used in accounting for the pension plan are set out below:

	Years ended March 31,
	2003	2004	2005
	(%)
Discount rate	6.0	6.0	6.0
Rate of increase in compensation levels of covered employees	4.0	4.0	4.0
Rate of return on plan assets	6.0	6.0	6.0

Accumulated benefit obligation was Rs.300 million and Rs.259 million, as of March 31, 2004 and 2005 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure the Company’s pension obligations as of March 31, 2005 and are as follows:

Year ending March 31,	(In millions)
2006	Rs	26
2007		27
2008		27
2009		27
2010		27
2011-2015		135

Defined contribution plans

Provident Fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer make monthly contributions to the plan equal to 12% of the employee’s salary (basic and dearness allowance). These contributions are made to a fund set up as an irrevocable trust and are expensed as incurred. The Company is generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

The Company contributed Rs.70 million, Rs.68 million and Rs. 66 million to provident fund in fiscals 2003, 2004 and 2005, respectively.

Superannuation

Eligible employees of the Company are entitled to receive benefits under the Superannuation, a defined contribution plan in which the employer makes monthly contributions equal to 15% of the employee’s basic salary.

The plan was effective in fiscal 2004 and the Company contributed Rs.8 million and Rs.17 million in fiscals 2004 and 2005, respectively

21.	Leases

As Lessee:

The Company has leased property, plant and equipment under operating lease arrangements. Operating lease rent expense was Rs. 2,434 million, 1,651 million and Rs. 1,328 million in fiscals 2003, 2004 and 2005, respectively.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	( In Millions)
2006	Rs.	721	US$	17
2007		403		10
2008		228		5
2009		193		4
2010		100		2
Thereafter		93		2

Total minimum lease commitments	Rs.	1,738	US$	40

As Lessor:

IRUs with gross carrying amounts of Rs.505 million and accumulated depreciation of Rs.14 million has been leased under operating lease arrangements.

In respect of these IRUs, lease rental income of Rs. 18 million has been recognized in earnings in fiscal 2005.

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	( In Millions)
2006	Rs.	36	US$	1
2007		36		1
2008		36		1
2009		36		1
2010		37		1
Thereafter		346		7

	Rs.	527	US$	12

The Company has leased certain premises under operating lease arrangements. Lease rental income in respect of these leases will be recognised in earnings as follows:

Years ending March 31,	(In Millions)
2006	Rs.	50	US$	1
2007		35		1

	Rs.	85	US$	2

In respect of these leases, rental income of Rs. 26 million and Rs. 32 million has been recognised in earnings in fiscals 2004 and 2005 respectively.

22.	Estimated fair value of financial instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, advance income taxes, other current assets, accounts payable, accrued expenses and other current liabilities, and short-term borrowings, approximate their fair values due to the short- term nature of these instruments. The carrying amounts of other non-current assets and liabilities approximate their fair values.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

Management uses its best judgment in estimating the fair value of its financial instruments; however there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of either March 31, 2004 or 2005. The estimated fair value amounts as of March 31, 2004 and 2005 have been measured as of those dates, and have not been re-evaluated or updated for purposes of these financial statements.

23.	Derivative financial instruments

The Company, in accordance with its risk management policies and procedures, enters into foreign currency forward contracts to manage its exposure in foreign exchange rates. The counter party is generally a bank. Although these contracts are effective as hedges from an economic perspective they are not designated as hedges.

Foreign exchange contracts held by the Company as of March 31, 2004 and 2005 were Rs. 1,897 million and Rs. 691 million, respectively. These contracts are for a period between two and ten months.

In fiscals 2004 and 2005, exchange loss of Rs.49 million and Rs.42 million, respectively on foreign currency forward exchange contracts have been recognized in earnings.

24.	Segment information

The Board of Directors and the Managing Director allocate resources to and assess the performance of the segments and as a group constitute the chief operating decision maker (CODM).

In fiscal 2005, as a result of changes in the form and content of segment information provided to and used by the CODM to allocate resources and assess performance, and change in the organizational structure, the Company changed its reportable segments. The reportable segments in 2005 are “Wholesale Business”, “Enterprise Business” and “Others”. The composition of the reportable segments is as follows:

Wholesale Business	International Long Distance Telephony (ILD)

Enterprise Business	Corporate Data Transmission services

Others	National Long Distance Telephony (NLD), Internet, GPSS, transponder lease, telex and telegraph and television uplinking

In fiscal 2005 the Company has identified the following operating segments based on the organizational structure and for which discrete financial information including gross margins is available:

•	ILD

•	NLD

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines)

•	Internet

•	Other services (GPSS, transponder lease, telex and telegraph, and television uplinking)

ILD and NLD services are managed by the Wholesale business group, corporate data transmission services and other services are managed by the Enterprise business group, and internet services are managed by the Retail business group.

The “Wholesale Business” reportable segment comprises segment information only for ILD, as ILD and NLD do not meet the aggregation criteria. Segment revenues and profits from ILD substantially comprise revenues and profits managed by the Wholesale business group.

The “Enterprise Business” reportable segment comprises segment information only for corporate data transmission services, as these services and services included under other services do not meet the aggregation criteria. Segment revenues and profits from corporate data transmission services substantially comprise revenues and profits managed by the Enterprise business group.

All other services including NLD and internet have been reported under “Other Services”, as none of these operating segments meet the reportable quantitative thresholds. Revenues from “Wholesale Business” and “Enterprise Business” exceed seventy five per cent of the Company’s consolidated revenues.

In fiscals 2003 and 2004, the Company’s operating and reportable segments were “International telephony and related services” which included international long distance telephony and corporate data transmission services and “Other services” which included national long distance telephony voice and data service, internet and other value added services. Discrete financial information was available only for these segments.

In accordance with the segmentation basis adopted in fiscal 2005, comparable segment information for fiscals 2003 and 2004 has not been presented, as comparable information for fiscal 2003 and 2004 is unavailable. As a result segment information for fiscals 2003 and 2004, and comparable segment information for fiscal 2005 have been presented under old segmentation basis.

Summarized segment information based on the new segmentation basis for fiscal 2005 is as follows:

	Year ended March 31, 2005
	Wholesale - ILD only		Enterprise- Corporate Data Transmission Services only		Others		Total
	(In millions)
Revenues	Rs.	16,026	Rs.	11,156	Rs	5,266	Rs	32,448	US$	744
Interconnect charges		12,961		422		1,924		15,307		351

Net revenues		3,065		10,734		3,342		17,141		393

Other network and transmission costs		508		1,013		1,339		2,860		65
License fee		460		1,083		311		1,854		43
Depreciation		32		394		21		447		10
Repairs and maintenance		47		573		30		650		15
Advertising		20		81		588		689		16
Allowances for (recoveries of) uncollectible accounts receivable		(46)		(42)		275		187		4

Segment results		2,044		7,632		778		10,454		240

Unallocated depreciation								1,861		43
Unallocated license fee								961		22
Unallocated advertising								37		1
Other unallocated operating costs								4,700		108
Operating income								2,895		66
Non operating income, net								6,450		148
Income before income tax								9,345		214
Income tax expense								(2,575)		(59)
Dividend tax								(168)		(4)
Equity in net loss of equity method investees								(4,156)		(95)

Net income								Rs.2,446	US$	56

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite, landlines and undersea cable bandwidth capacities. License fee for international long distance telephony and corporate data transmission services have been allocated based on net revenues from these services. Depreciation and repairs and maintenance on undersea cables including IRUs are allocated to segments based on utilization of undersea cable bandwidth capacity. Depreciation on all other property, plant and equipment, and all other operating costs are unallocated.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets, other than depreciation, repairs and maintenance on undersea cables and allowance for uncollectible receivables are not allocated to segments.

Summarized segment information based on old segmentation basis for fiscals 2003, 2004 and 2005 is as follows:

	Year ended March 31, 2003
	International telephony and related services		Other services		Total
	(In millions)
Revenues	Rs.	41,189	Rs.	4,152	Rs.	45,341
Network and transmission costs		25,002		1,042		26,044
License fee		3,288		333		3,621

Segment results		12,899		2,777		15,676
Unallocable operating costs						6,492
Operating income						9,184
Non-operating income, net						2,793
Income before tax						11,977
Income tax expense						(4,390)
Equity in net loss of equity method investees						(143)

Net income					Rs.	7,444

	Year ended March 31, 2004
	International telephony and related services		Other services		Total
	(In millions)
Revenues	Rs.	27,773	Rs.	4,475	Rs.	32,248
Network and transmission costs		18,161		1,214		19,375
License fee		2,188		95		2,283

Segment results		7,424		3,166		10,590
Unallocable operating costs						14,626
Operating loss						(4,036)
Non-operating income, net						3,027
Loss before tax						(1,009)
Income tax benefit						674
Dividend tax						(310)
Equity in net loss of equity method investees						(1,921)

Net loss					Rs.	(2,566)

	Year ended March 31, 2005
	International telephony and related services		Other services		Total		US$
	(In millions)
Revenues	Rs.	23,674	Rs.	8,774	Rs.	32,448	US$	744
Network and transmission costs		15,620		2,547		18,167		416
License fee		1,538		316		1,854		43

Segment results		6,516		5,911		12,427		285
Unallocable operating costs						9,532		219
Operating income						2,895		66
Non-operating income, net						6,450		148
Income before tax						9,345		214
Income tax expense						(2,575)		(59)
Dividend tax						(168)		(4)
Equity in net loss of equity method investees						(4,156)		(95)

Net income					Rs.	2,446	US$	56

Revenues and interconnect charges were directly identifiable and have been attributed to the segments. Space segment charges, rent of landlines and other network and transmission costs were allocated based on segment revenues. License fee for international long distance telephony and corporate data transmission services were allocated based on net revenues from these services. Net revenues are determined as revenues less interconnect charges.

Depreciation and amortization and all other operating costs were not allocated. Telecommunication services were provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets were not allocated to segments.

Revenues have been allocated to geographies based on location of the customers and are as follows:

	Year ended March 31,
	2003		2004		2005		US$
	(In millions)
India	Rs.	16,912	Rs.	17,970	Rs.	18,949	US$	434
United States of America		10,774		5,216		3,343		77
United Arab Emirates		5,468		2,822		2,634		60
Other		12,187		6,240		7,522		173

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

Revenues from major customers are as follows:

	Year ended March 31,
	2003		2004		2005		US$
	(In millions)
Customer A	Rs.	11,504	Rs.	6,239	Rs.	3,641	US$	84
Customer B		5,588		2,001		620		14
Customer C		5,599		2,822		2,634		60
Others		22,650		21,186		25,553		586

Total	Rs.	45,341	Rs.	32,248	Rs.	32,448	US$	744

In fiscal 2005, revenues from customers comprise mainly revenues from wholesale and enterprise segments under the new segmentation basis. In fiscals 2003, 2004 and 2005, revenues from customers comprised revenues mainly from international telephony and related services segment.

Substantially all of the Company’s property, plant and equipment, other than undersea cables are located in India.

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company’s total credit exposure.

The Company has a customer concentration of risk, as illustrated in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2004 and 2005, respectively. The Company’s exposure to other customers is diversified, and no other single customer explains more than 2.8% and 3.4% of outstanding accounts receivable at March 31, 2004 and 2005, respectively.

Balances due from major customers are as follows:

	As of March 31, 2004
	(In millions, except percentages)
Customer B	Rs.	744	14%
Customer C		414	8%
Customer D		329	6%
Customer E		233	4%
Customer F		159	3%
Others		3,425	65%

Total	Rs.	5,304	100%

	As of March 31, 2005
	(In millions, except percentages)
Customer C	Rs.	592	US$	14	11%
Customer F		479		11	8%
Customer G		338		8	6%
Customer H		271		6	5%
Customer A		193		4	3%
Others		3,767		86	67%

Total	Rs.	5,640	US$	129	100%

25.	Related party transactions

The Company’s principal related parties consist of its principal shareholders, government departments; government owned or controlled companies, its own subsidiaries, equity method investees, and its key managerial personnel. As described elsewhere in these financial statements, the Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises. Transactions and balances with its own subsidiaries and equity method investees are eliminated on consolidation.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of March 31, 2004 and 2005, amounts receivable from employees aggregated to Rs.144 million and Rs. 114 million respectively. Interest free short-term advances made to employees aggregated to Rs.4 million and Rs. 3 million as of March 31, 2004 and 2005, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs.20 million, Rs.23 million and Rs.29 million for the years ended March 31, 2003, 2004 and 2005, respectively, is included in staff costs.

26.	Commitments and contingencies

Commitments and contingencies are as follows:

Capital commitments

Capital commitments represent expenditure, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a one-year period. The amount of these commitments totalled Rs.5,442 million as of March 31, 2005. Out of this total amount Rs. 333 million is expected to be purchased in 2007. In accordance with the shareholders’ agreement of UTL the Company has an obligation to contribute additional capital of Rs. 100 million. The amount is payable on demand.

Contingencies

In the normal course of business, claims and assertions are made by various parties against the Company. The Company assesses these claims and monitors these on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated, and discloses such matters in the financial statements if material. The Company discloses in the financial statements potential losses that are considered reasonably possible, but not probable, but does not record a liability unless the loss becomes probable.

The following is a description of material claims and losses where a potential loss is reasonably possible but not probable.

Income tax

(a) In fiscal 1995, the Income tax authorities in India disallowed expenditure on licence fees as deductible item for the purposes of income tax computation. The management is contesting this disallowance in the High Court and believes that the outcome of this dispute will be in the Company’s favor, as license fee has been allowed as deductible expenditure for computing income tax in other fiscal years. As of March 31, 2005, the possible income tax liability and interest on disallowance of license fee is Rs.1,400 million.

(b) The Income tax authorities in India have disallowed certain tax holiday claims made by the Company. The Company is contesting these disallowances in the Income Tax Appellate Authority. As of March 31, 2005, possible income tax liability and interest on disallowance of these claims is Rs.6,890 million.

(c) The Income tax authorities have claimed income tax on certain reimbursements made by the DoT. The Company is contesting the claim in the Income Tax Appellate Authority. As of March 31, 2005, the income tax claim and interest was Rs.2,853 million.

Sales tax

As of March 31, 2005, sales tax amounting to Rs.229 million has been claimed by the Sales tax authorities of Chennai and Delhi. These claims are made for sale of internet and certain corporate data transmission services. The Company has challenged the applicability of sales tax on these services in the Supreme Court of India.

Other claims

A claim of Rs.65,430 million (US$1,500 million) have been made against the Company by a strategic business alliance associate for breach of contract relating to access and sale of bandwidth capacity on the Company’s TGN network acquired subsequent to March 31, 2005. The claim has been made in the US Federal District Court for the Southern District of New York. The Company has filed its answer to the complaint denying all liability and believes that the probability of the claim succeeding is remote.

As of March 31, 2005, there were other claims of Rs. 381 million which includes price escalation claims of Rs. 292 million made by contractors. An amount of Rs. 90 million has been accrued for these claims based on management’s best estimate of probable loss arising from these claims.

27.	Post Balance Sheet events

Dividend

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2004 and 2005, the amounts available for distribution, net of dividend tax, are Rs. 8,452 million and Rs. 13,812 million, respectively. Subsequent to March 31, 2005, the Board of Directors recommended a dividend of Rs. 6 per equity share, which has been approved by the shareholders in the Annual General Meeting held on September 14, 2005.

Acquisitions

Tyco Global Network

In June 2005, the Company consummated the acquisition of TYCO Global Network (TGN), an undersea cable network across North America, Europe and Asia. The purchase consideration is Rs. 5,890 million (US$ 130 million).

Teleglobe Limited

In July 2005 the Company entered into an agreement to acquire Teleglobe International Holdings Ltd (“Teleglobe”) for a consideration of Rs.10,425 million(US$ 239 million). The acquisition is subject to regulatory approvals.

Tata Power Broadband

In September 2005, the Company entered into an agreement for acquisition of the entire stake held by Tata Power Company (“TPC”) in Tata Power Broad Band Limited for a purchase consideration of Rs.2,390 million (US$ 55 million).

Tata Teleservices Limited

Years ended March 31, 2005 and 2004

with Report of Independent Registered Public Accounting Firm

Tata Teleservices Limited

Consolidated Financial Statements

CONTENTS

Report of Independent Registered Public Accounting Firm – S. R. Batliboi & Associates	1
Report of Independent Registered Public Accounting Firm – Deloitte, Haskins and Sells	2
Consolidated Balance Sheets	3
Consolidated Profit and Loss Accounts	4
Consolidated Statements of Cash Flows	5
Schedules Forming Part of the Consolidated Balance Sheets	6
Schedules Forming Part of the Consolidated Profit and Loss Accounts	14
Schedules Forming Part of the Consolidated Financial Statements	16

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Tata Teleservices Limited

We have audited the accompanying consolidated balance sheets of Tata Teleservices Limited as of March 31, 2005 and 2004, and the related consolidated profit and loss accounts and consolidated statements of cash flows for each of the two years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tata Teleservices (Maharashtra) Limited (‘TTML’), a subsidiary, which statements reflect total assets of Rs 28,590 million and Rs 25,312 million as of March 31, 2005 and 2004, respectively and total revenues of Rs 8,075 million and Rs 5,975 million for the years ended March 31, 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TTML, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in India and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2005 and 2004 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in India, which differ in certain respects from those generally accepted in the United States (see Note 22 of Schedule R of the schedules forming part of the consolidated financial statements).

S. R. Batliboi & Associates

Mumbai, India

October 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Tata Teleservices (Maharashtra) Limited

We have audited the accompanying balance sheets of Tata Teleservices (Maharashtra) Limited (“Company”), a Company incorporated in India, as of March 31, 2005 and 2004 and the related profit and loss accounts and the cash flow statements for the each of the years then ended (all expressed in crores of Indian Rupees). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in India and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2004 and the results of its operations and its cash flows for the each of the years then ended, in conformity with accounting principles generally accepted in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss and cash flows for the years ended March 31, 2005 and 2004 and the determination of stockholder’s equity as of March 31, 2005 and 2004, to the extent summarized in note no. 23 of Schedule 15.

Deloitte Haskins & Sells

Mumbai, dated: October 10, 2005

Tata Teleservices Limited

Consolidated Balance Sheets

		March 31,
	Schedule	2004	2005	2005
		(Rupees millions)		(US Dollars millions)
				(Schedule R Note 2.1)
SOURCES OF FUNDS
Shareholders’ funds
Equity share capital	A	29,464	42,093	965
Preference share capital	A	8,354	8,354	192
Advance against equity share capital	B	740	—	—

		38,558	50,447	1,157

Minority interest	C	1,836	—	—

Loan funds
Secured loans	D	39,204	64,742	1,484
Unsecured loans	E	9,914	12,643	290

		49,118	77,385	1,774

		89,512	127,832	2,931

APPLICATION OF FUNDS
Fixed assets	F
Gross		48,034	86,833	1,991
Less: Accumulated depreciation		(11,827)	(19,794)	(454)

Net		36,207	67,039	1,537
Capital work-in-progress (including capital advances of Rs 389 million (2004 – Rs 2,068 million ))		11,332	12,293	282

		47,539	79,332	1,819

Intangible assets	G	17,519	18,182	417

Investments	H	507	766	18

Current assets, loans and advances	I
Inventories		12	—	—
Sundry debtors		4,223	3,942	90
Cash and bank balances		4,519	2,692	62
Loans and advances		4,733	7,606	174

		13,487	14,240	326

Less: Current liabilities and provisions	J
Current liabilities		10,593	23,486	538
Provisions		2,197	3,295	76

		12,790	26,781	614

Net current assets (liabilities)		697	(12,541)	(288)

Miscellaneous expenditure (to the extent not written-off or adjusted)	K	3,022	2,901	66
Profit and loss account		20,228	39,192	899

		89,512	127,832	2,931

Notes forming part of the accounts	R

The schedules referred to above and notes to accounts form an integral part of the balance sheet.

Tata Teleservices Limited

Consolidated Profit and Loss Accounts

		Year ended March 31,
	Schedule	2003 (Unaudited)	2004	2005	2005
		(Rupees millions)			(US Dollars millions)
					(Schedule R Note 2.1)
Income
Service revenues		3,892	14,001	22,069	506
Sale of equipment		62	139	129	3
Other income		749	167	514	12

		4,703	14,307	22,712	521

Expenses
Cost of services	L	1,651	7,626	12,018	276
Cost of equipment sold	M	46	112	109	2
Employee costs	N	535	1,278	1,915	44
Administration and selling costs	O	2,166	7,038	14,358	329

		4,398	16,054	28,400	651

Loss before amortization, depreciation, finance charges, pre-operating costs and tax		(305)	(1,747)	(5,688)	(130)
Amortization of intangible assets	G	388	762	1,158	27
Miscellaneous expenditure written off	K	216	778	705	16
Capital asset written off		—	—	550	13
Depreciation	F	1,912	4,766	8,774	201
Finance charges, net	P	1,351	3,224	4,643	106
Pre-operating costs	Q	410	123	551	13

Loss for the year before loss of associate company, gain on dilution and minority interest		(3,972)	(11,400)	(22,069)	(506)
Loss of associate company	H	(261)	(130)	—	—
Gain on dilution of shareholding in Tata Teleservices (Maharashtra) Limited (‘TTML’)		—	—	1,270	29
Minority interest in loss of TTML	C	45	1,583	1,836	42

Loss for the year before tax		(4,188)	(9,947)	(18,963)	(435)
Provision for tax		—	—	1	—

Loss for the year		(4,188)	(9,947)	(18,964)	(435)
Loss, beginning of the year		(5,429)	(10,281)	(20,228)	(464)
Adjustment for additional amortization of miscellaneous expenditure in accordance with transitional provisions of AS 26		(451)	—	—	—
Adjustment for additional loss of associate company and amortization of goodwill for investment in associate for prior years in accordance with transitional provisions of AS 23		(213)	—	—	—

Loss, end of the year		(10,281)	(20,228)	(39,192)	(899)

Loss per share (equity shares, par value of Rs 10 each)
Basic and diluted (in Rs and US$)	R	(6.54)	(5.12)	(5.73)	(0.13)

Weighted average number of shares in computing loss per share
Basic and diluted		741,714,773	1,944,929,567	3,308,719,383	3,308,719,383

Notes forming part of the accounts	R

The schedules referred to above and notes to accounts form an integral part of the profit and loss account.

Tata Teleservices Limited

Consolidated Statements of Cash Flows

	Year ended March 31,
	2003 (Unaudited)	2004	2005	2005
	(Rupees millions)			(US Dollars millions)
				(Schedule R Note 2.1)
Cash flows from operating activities
Loss for the year before loss of associate company, gain on dilution and minority interest	(3,972)	(11,400)	(22,069)	(506)
Adjustment for:
Amortization of intangible assets	388	762	1,158	27
Miscellaneous expenditure written off	216	778	705	16
Depreciation	1,912	4,766	8,774	201
Finance charges	1,505	3,413	4,911	113
Interest (income)	(68)	(172)	(245)	(6)
(Profit) on sale of investment	(23)	(17)	(24)	(1)
Provision for doubtful debts and advances	123	1,297	2649	62
Provision for irrecoverable and damaged assets	30	144	137	4
Provision for irrecoverable handset installments	—	396	658	17
Profit on sale of fixed assets, net	18	7	—	—
Capital asset written off	—	—	550	13
Provision for handset subsidy	—	—	609	14

	129	(26)	(2,187)	(46)
Adjustment for changes in:
Decrease in inventories	—	22	12	—
(Increase) in sundry debtors	(401)	(4,573)	(2,357)	(55)
(Increase) in loans and advances	(2,294)	(1,453)	(2,473)	(57)
Increase in current liabilities and provisions	1,408	5,794	4,719	109

Cash used in operations	(1,158)	(236)	(2,286)	(49)
Direct taxes paid	—	(4)	(16)	(1)

Net cash used in operating activities (A)	(1,158)	(240)	(2,302)	(50)

Cash flows from investing activities
Purchase of fixed assets	(8,585)	(22,594)	(24,742)	(568)
Sale of fixed assets	12	64	300	7
Expenditure on TTML acquisition	(235)	—	—	—
Purchase of investments	(11,954)	(25,099)	(25,413)	(583)
Sale of investments	11,466	25,410	25,178	577
Purchase of intangible assets	(157)	(9,643)	(1,820)	(42)
Finance set up costs and other expenditure	(3)	(299)	(302)	(7)
Cash and cash equivalents acquired from subsidiary	707	—	—	—
Interest received	21	(8)	(184)	(5)

Net cash used in investing activities (B)	(8,728)	(32,169)	(26,983)	(621)

Cash flows from financing activities
Proceeds from issue and proposed issue of equity share capital	6,484	15,950	11,889	273
Contribution to share capital by minority shareholders	—	17	4	1
Repayment of borrowings	(4,185)	(29,391)	(32,814)	(753)
Receipt of borrowings	10,490	52,311	53,108	1,217
Interest paid	(1,742)	(3,340)	(4,729)	(109)

Net cash provided by financing activities (C)	11,047	35,547	27,458	629

Net increase (decrease) in cash and cash equivalents (A+B+C)	1,161	3,138	(1,827)	(42)

Opening balance of cash and cash equivalents	220	1,381	4,519	104

Closing balance of cash and cash equivalents	1,381	4,519	2,692	62

The schedules A to R annexed hereto form an integral part of this statement.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets

	March 31,
	2004	2005
	(Rupees millions)
A: SHARE CAPITAL (See Schedule R, Note 4)

Authorized :
6,163,682,100 (2004 – 4,163,682,100) equity shares of Rs 10 each	41,637	61,637
3,000,000,000 (2004 – Nil) Unclassified shares of Rs 10 each	—	30,000
836,317,900 (2004 – 836,317,900) Redeemable non-cumulative convertible preference shares of Rs 10 each	8,363	8,363

	50,000	100,000

Issued, subscribed and paid-up :
4,209,325,436 (2004 – 2,946,401,000) equity shares of Rs 10 each, fully paid up	29,464	42,093
835,355,391 (2004 – 835,355,391) 0.1 per cent Redeemable non-cumulative convertible preference shares (‘RPS’) of Rs 10 each	8,354	8,354
(the above preference shares are allotted as fully paid up pursuant to contracts without consideration being received in cash)

	37,818	50,447

B: ADVANCE AGAINST EQUITY SHARE CAPITAL
Advance against equity share capital	740	—

C: MINORITY INTEREST

Share attributable to minority shareholders on account of the following:
Balance, beginning of the year	3,402	1,836
Share of net loss of TTML	(1,583)	(1,836)
Conversion of Foreign Currency Convertible Bonds (‘FCCB’)/Capital infusion by the minority shareholders	17	1,270
Share of accumulated losses of TTML of additional minority shareholders	—	(1,270)

	1,836	—

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

	March 31,
	2004	2005
	(Rupees millions)
D: SECURED LOANS (See Schedule R, Note 5)

Long-term loans from banks and financial institutions:
From banks	250	26,049
From financial institutions	10,458	2,563

	10,708	28,612

Long term debentures – Secured redeemable non convertible debentures:
Series I	—	9,700
Deep discount bond – Series II	—	290

	—	9,990

Short-term loans from banks and financial institutions:
From financial institutions	6,900	6,650
From banks	16,158	4,326

	23,058	10,976

Deferred payment credits	10	2

Other loans
Vendor financing	5,428	15,162

	39,204	64,742

E: UNSECURED LOANS (See Schedule R, Note 5)

Long-term loans
Foreign currency convertible bonds	—	3,414

Short-term loans
From banks	5,495	8,056
From others	4,417	1,171
Interest accrued and due	2	2

	9,914	9,229

	9,914	12,643

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

F: FIXED ASSETS (See Schedule R, Note 6)

						(Rupees millions)
	Gross					Accumulated Depreciation					Net
Asset Group	Opening Balance	Acquired on acquisition	Additions	Deletions	Closing balance	Opening balance	Acquired on acquisition	Additions	Deletions	Closing balance	As at March 31,
As at March 31, 2004

Land	207	—	—	—	207	6	—	1	—	7	200
Buildings	163	353	11	—	527	28	12	6	—	46	481
Leasehold improvements	747	43	319	5	1,104	111	3	104	—	218	886
Plant and machinery	31,340	1,058	13,025	111	45,312	6,463	30	4,579	125	10,947	34,365
Furniture and fittings	662	59	35	6	750	406	97	51	4	550	200
Vehicles	182	3	37	88	134	43	2	25	11	59	75

	33,301	1,516	13,427	210	48,034	7,057	144	4,766	140	11,827	36,207

As at March 31, 2005
Land	207	—	—	—	207	7	—	1	—	8	199
Buildings	527	—	141	31	637	46	—	9	—	55	582
Leasehold improvements	1,104	—	2,244	9	3,339	218	—	239	5	452	2,887
Plant and machinery	45,312	—	37,333	1,046	81,599	10,947	—	8,392	786	18,553	63,046
Furniture and fittings	750	—	172	4	918	550	—	109	3	656	262
Vehicles	134	—	16	17	133	59	—	24	13	70	63

	48,034	—	39,906	1,107	86,833	11,827	—	8,774	807	19,794	67,039

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

G: INTANGIBLE ASSETS (See Schedule R, Notes 2.7 and 2.8)

					(Rupees millions)
	Gross				Accumulated Amortization
Asset Group	Opening Balance	Acquired on acquisition	Additions	Closing balance	Opening balance	Acquired on acquisition	Additions	Closing Balance	As at March 31,
As at March 31, 2004
Goodwill	308	222	800	1,330	21	70	166	257	1,073
License entry fee	9,005	—	9,643	18,648	1,606	—	596	2,202	16,446

Total	9,313	222	10,443	19,978	1,627	70	762	2,459	17,519

As at March 31, 2005
Goodwill	1,330	—	—	1,330	257	—	252	509	821
Indefeasible right of use (‘IRU’)	—	—	1,506	1,506	—	—	68	68	1,438
License entry fee	18,648	—	315	18,963	2,202	—	838	3,040	15,923

Total	19,978	—	1,821	21,799	2,459	—	1,158	3,617	18,182

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

	March 31,
	2004	2005
	(Rupees millions)
H: INVESTMENTS ( See Schedule R, Note 2.5 and 7)
Trade
Long term (At cost)
Unquoted
268,000 (2004 – 268,000) equity shares of Rs 10 each, fully paid up in Andhra Pradesh Gas Power Corporation Ltd	41	41

Non trade
Current (at lower of cost and fair value), unquoted:
Investments in mutual funds
Prudential ICICI Institutional Liquid Plan	216	—
Tata Liquid Super High Investment Fund	—	250
Grindlays Cash Fund Institutional	—	145
Kotak Mahindra Liquid Institutional Plan	150	190
Birla Cash Plus Institutional Plan	100	—
HSBC Cash Fund Institutional Plus-Growth	—	95
Birla Sunlife Mutual Fund	—	45

	466	725

Long-term and unquoted (at cost)
56,805 (2004 – 56,805) equity Shares of Rs 10 each fully paid up in Miracle Entertainment Private Limited	15	15
Less: Provision for diminution in value of investment in Miracle Entertainment Private Limited	(15)	(15)

	—	—

Investment in Tata Internet Services Limited (2004 – 75,000,000) equity shares at Rs 10 each, fully paid up), an associate up to October 26, 2003
Net assets taken over at acquisition date (September 1, 2001)	528	—
Goodwill created as part of the acquisition	222	—

Gross investment value	750	—
Less:
Tata Teleservices Limited’s (‘TTSL’) share of loss of associate company	(448)	—
TTSL’s share of current period/year losses of associate company	(130)	—
Amortization of goodwill	(96)	—
Adjusted on acquisition of additional 75,000,000 equity shares on October 27, 2003	(76)	—

Balance, end of the year	—	—

	507	766

Aggregate value of current investments - at cost	466	725

Aggregate value of current investments - at fair value	466	725

Aggregate value of unquoted investments - at cost	41	41

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

	March 31,
	2004	2005
	(Rupees millions)
I: CURRENT ASSETS, LOANS AND ADVANCES

(i) Inventories (See Schedule R, Note 2.6)
Equipment	11	—
Smart cards	1	—

	12	—

(ii) Sundry Debtors (See Schedule R, Note 8)
Debts outstanding for a period exceeding six months
Secured and considered good	32	116
Unsecured and considered good	132	84
Unsecured and considered doubtful	325	3,372

	489	3,572

Debts outstanding for a period less than six months
Secured and considered good	325	423
Unsecured and considered good	3,734	3,319
Unsecured and considered doubtful	1,089	680

	5,148	4,422

	5,637	7,994

Less: Provision for doubtful debts (net off bad debts written off Rs Nil (2004 – Rs 50 million))	(1,414)	(4,052)

	4,223	3,942

(iii) Cash and bank balances
Cash on hand	11	14
Balances with scheduled banks in current accounts	478	648
Balances with scheduled banks in deposit accounts
As margin money for letters of credit	2,651	786
Others	1,379	1,244

	4,519	2,692

(iv) Loans and advances (recoverable in cash or in kind or for value to be received) (See Schedule R, Note 9)
Unsecured, considered good
Inter-corporate deposits	2,045	—
Prepaid expenses	1,030	849
Security deposits	536	691
Others (Includes considered doubtful of Rs 11(2004 - Rs Nil)	1,122	6,066

	4,733	7,606

Total current assets, loans and advances	13,487	14,240

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

	March 31,
	2004	2005
	(Rupees millions)
J: CURRENT LIABILITIES AND PROVISIONS (See Schedule R, Notes 2.10, 2.13, 2.14 and 10)

Current liabilities
Sundry creditors
For capital goods	2,885	9,838
For expenses	2,070	3,054
Deposits from customers	1,217	2,760
Accrued interest	172	353
Advances from distributors	—	266
Accrued expenses	2,379	3,922
Taxes payable	281	271
Other liabilities	1,363	2,593
Book overdraft	226	429

	10,593	23,486

Provisions
Provision for gratuity	39	44
Provision for leave encashment	32	47
Provision for staff benefit funds	157	319
Provision for irrecoverable handset installments	396	1,054
Provision for irrecoverable and damaged assets	179	316
Provision for handset subsidy	—	610
Provision for wealth tax	—	1
Provision for premium on redemption of FCCB	—	737
Provision for contingencies and other contractual claims	1,394	167

	2,197	3,295

Total current liabilities and provisions	12,790	26,781

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Balance Sheets (continued)

K: MISCELLANEOUS EXPENDITURE (to the extent not written-off or adjusted) (See Schedule R, Note 2.9 and 12)

						Rupees millions
	COST			AMORTIZATION			NET
	Beginning of the year	Additions/ Adjustments	End of the Year	Beginning of the year	Additions/ Charge	End of the year	As at March 31
For the year ended March 31, 2004
Finance set up cost	125	300	425	—	171	171	254
Discount on issue of debentures	84	—	84	38	46	84	—
Expenditure for funding of TTML acquisition	3,507	—	3,507	178	561	739	2,768

Total	3,716	300	4,016	216	778	994	3,022

For the year ended March 31, 2005
Finance set up cost	425	301	726	171	117	288	438
Discount on issue of debentures	84	283	367	84	27	111	256
Expenditure for funding of TTML acquisition	3,507	—	3,507	739	561	1,300	2,207

Total	4,016	584	4,600	994	705	1,699	2,901

Tata Teleservices Limited

Schedules Forming Part of the Profit and Loss Accounts

	Year ended March 31,
	2003 (Unaudited)	2004	2005
	(Rupees millions)
L: COST OF SERVICES
Interconnect charges	797	4,364	6,122
Internet access and bandwidth charges	—	126	220
License fee under revenue sharing arrangement	426	1,194	1,775
Royalty and license fee to wireless planning commission	36	163	401
Network operation expenses	287	1,313	2,263
Material consumption	42	109	74
Other expenses	63	357	1,163

	1,651	7,626	12,018

M: COST OF EQUIPMENT SOLD
Opening stock	17	30	11
Add: Acquired on TISL acquisition	—	1	—
Add: Purchases	59	92	98

	76	123	109
Less: Closing stock	(30)	(11)	—

	46	112	109

N: EMPLOYEE COSTS
Salaries, wages and bonus	443	1,065	1,608
Welfare expenses	17	46	71
Contribution to provident and other funds	47	81	103
Recruitment and training expenses	28	86	133

	535	1,278	1,915

O: ADMINISTRATION AND SELLING COSTS (See Schedule R, Note 14)
Power and fuel	193	512	712
Travel and conveyance	124	260	408
Printing and stationery	27	65	143
Rent	144	208	370
Repairs and maintenance	253	342	706
Communication expenses	29	48	67
Insurance	28	46	114
Professional and legal fees	158	268	1,111
Advertising and sales promotion	390	899	2,480
Provision for doubtful debts and advances	123	1,297	2,649
Provision for irrecoverable handset installments	—	396	658
Provision for irrecoverable and damaged assets (including write off of Rs Nil (2004 – Rs 22 million and 2003 – Nil (unaudited)))	30	144	137
IT solutions	267	606	495
Customer acquisition costs (including handset subsidy)	309	1,047	3,224
Rates and taxes	39	110	156
Contingencies claims	—	492	609
Miscellaneous expenses	52	298	319

	2,166	7,038	14,358

Tata Teleservices Limited

Schedules Forming Part of the Profit and Loss Accounts (continued)

	Year ended March 31,
	2003 (Unaudited)	2004	2005
	(Rupees millions)
P: FINANCE CHARGES, Net
Finance charge
Interest expenses
On loans from banks	957	1,976	3,322
On debentures	—	—	432
On other loans	378	1,089	718
Guarantee commission	57	119	141
Others	50	229	298

Total finance charges	1,442	3,413	4,911

Finance income
Interest income
Inter corporate deposits	61	104	26
Bank deposits (Gross of tax deducted at source Rs 3 million (2004 – Rs 1million and 2003 – Rs 3.58 million (unaudited)))	7	68	201
Others	—	—	17
Profit on sale of current investments	23	17	24

Total finance income	91	189	268

Finance charges, net	1,351	3,224	4,643

Q: Pre-operating cost (See Schedule R, Note 15)
Employee costs	129	27	230
Others	281	96	321

	410	123	551

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements

Schedule R: Notes to the accounts

1. Background

(a) Incorporation and history

Tata Teleservices Limited (‘the Company’ or ‘TTSL’), part of the Tata Group, was formed to provide basic telephony services. On December 26, 2002, Tata Power Company Limited, Tata Industries Limited (‘TIL’), Tata Sons Limited and TTSL executed a shareholders agreement with Videsh Sanchar Nigam Limited (‘VSNL’) wherein VSNL agreed to acquire up to 19.9 per cent equity shares of the Company at any given point in time subject to a maximum contribution of Rs 8,358 million towards equity share capital. The shareholders agreement was amended effective March 11, 2005 to incorporate certain changes with respect to constitution of the Board of Directors. TTSL commenced the provision of basic telephony in the state of Andhra Pradesh in 1999 and Karnataka, Tamil Nadu, Gujarat and Delhi in 2002 (collectively referred to as ‘Existing Circles’).

Further to the Telecom Regulatory Authority of India’s (‘TRAI’) recommendations of October 27, 2003 and the Department of Telecommunication’s (‘DoT’) guidelines on Unified Access (Basic and Cellular) Services License (‘UASL’) dated November 11, 2003, the Company migrated to the UASL in November 2003 by making a payment of Rs 5,445 million for Existing Circles, taking the total license entry fees for the Existing Circles to Rs 8,810.million. The Company, in January 2004, signed the UASL for 11 New Circles of Haryana, Kerala, UP (West), UP (East), Kolkata, Punjab, Rajasthan, West Bengal, Himachal Pradesh, Bihar, Orissa; and on April 30, 2005 for Madhya Pradesh by paying an aggregate license fees of Rs 4,344 million (hereinafter collectively referred to as ‘New Circles’). During January 2005, the Company launched its services in 12 New Circles, thereby becoming a pan India operator.

On September 6, 2004, the Company launched its pre-paid mobile services “True Paid”, initially launched as an introductory offer valid up to November 15, 2004, offering free local airtime and SMS. As of March 31, 2005, True Paid services have been successfully launched across all circles.

During the year ended March 31, 2005, the Group won a bid to provide rural telephony covering 213 Short Distance Charging Areas (42 Short Switching Areas) under the universal service obligation fund and is required to complete the roll out within a period of six months from the date of signing the agreement i.e. March 28, 2005. As at September 30, 2005, the Group has completed the roll out for 32 Short Switching Areas. The Group has requested an extension till March 31, 2006 for completing the roll out in the remaining 10 Short Switching Areas. The Group is confident of getting an extension for the other Short Switching Areas as well.

(b) Strategic Arrangements

(i) Investment in Tata Teleservices (Maharashtra) Limited (‘TTML’)

In December 2002, the Company acquired 50.83 per cent of the paid-up equity capital of Hughes Telecom Limited (‘HTIL’), the basic telephony service provider in the state of Maharashtra, from HTIL’s erstwhile promoters through the issue of 714,317,891 0.1 per cent RPS of Rs 10 each redeemable at the end of 51 months at Rs 8 per share and to the extent not redeemed after such period, at the end of 75 months at Rs 10 per share [See Note 2.9 (ii)]. On February 13, 2003, the name of HTIL was changed to Tata Teleservices (Maharashtra) Limited.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

1. Background (continued)

The Company’s holding of 50.83 per cent of TTML at April 1, 2004 was reduced to 47.91 per cent pursuant to Foreign Currency Convertible Bonds (‘FCCBs’) offer by TTML into equity during the quarter ended March 31, 2005 and grant of certain employee options. Accordingly, considering the voting rights of equity shares held by TTSL, TTML ceased to be the subsidiary of TTSL. However, TTSL, based on the commitment received from the Tata Group, continues to control TTML. Hence, TTML has been consolidated with the Group as of March 31, 2005 (see Schedule R, Note 2.2).

The Company has pledged the investments (aggregating 47.91 per cent) to the lenders of TTML and also undertaken that the percentage of shares pledged by it would not be less than 50.83 per cent of the total equity share capital (subject to any dilution as a result of exercise of employee stock options). The dilution on account of the above is expected to be covered by the pledge of shares held by other Tata group companies in TTML.

(ii) Investment in Tata Internet Services Limited (‘TISL’)

As part of its initiative to optimize synergies between the basic telephony, internet, virtual private network (‘VPN’) and data center services, the Company had invested Rs1,500 million in TISL to make it, a fully owned subsidiary.

TISL has entered into a Memorandum of Understanding (‘MOU’) with Videsh Sanchar Nigam Limited (‘VSNL’) on March 15, 2005 for VSNL to manage TISL assets and most of the existing customer base. Under the agreement, TISL earns a minimum guaranteed amount from VSNL for a period of nine years (with an initial period of 3 years, whereupon VSNL has a right to terminate the agreement) with an upside based on the revenue share of Internet Data Center (‘IDC’) and VPN business generated by VSNL. As a part of the arrangement, VSNL has the right to use the assets of TISL and most of the employees of TISL will move to VSNL. In the event that VSNL terminates the arrangement, VSNL and TISL shall explore options of mutual benefit, so as to ensure that no party is put to a financial loss of a material nature on termination of the said agreement.

TISL has been granted an ‘A’ category license from DoT to operate internet services in the whole of India. TISL is the only Indian company operating a Suntone certified data center (certified by Sun Microsystems Inc.) in India and is one of the service providers with the highest number of points (56) of presence to operate VPN services in India.

(iii) Investment in Wireless TT Info Services Limited (‘WTISL’) (formerly known as Tata Tele Info Limited)

As part of its initiative to optimize synergies between the basic telephony, data content and related value added services, the Company, on March 17, 2004, invested in 49,994 equity shares (while six shares are held by employees of the Company) of Rs 10 each, of Wireless TT Info Services Limited, at par, as a subscriber to the memorandum of association, thereby making WTISL a wholly owned subsidiary.

TTSL, together with its subsidiaries, TTML, TISL and WTISL, is hereinafter collectively referred to as the ‘Group’.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

1. Background (continued)

(c)	Project Financing

Industrial Development Bank of India Limited has reappraised the Group’s revised Business Plan for the consolidated operations of the Group across the country. The plan envisages initial network rollout till March 31, 2007 and the project is proposed to be financed equally by way of debt and equity. The Group has already commenced the syndication process for rupee loans, issued and raised Non-convertible debentures (‘NCDs’) during the year, and has received sanctions from various financial institutions to the extent of almost 80 per cent of its debt requirements. The shareholders are committed to fund/arrange the equity, directly or through new shareholders.

The Group, during the year ended March 31, 2005, also successfully completed a Foreign Currency Convertible Bonds (FCCBs) issue aggregating to US$ 125 million which was utilized towards part financing the expansion of TTML’s network. As of March 31, 2005, FCCBs aggregating to US$ 46.96 million have been converted into TTML’s equity at a premium of Rs14.96 per share.

The Group has a negative working capital of Rs 12,541 million at March 31, 2005 and loans of Rs 21,121 million are due for repayment within the next twelve months. Further, the net worth of the Group (including RPS) as at March 31 2005 is Rs 8,354 million (after setting-off the unamortized balance of Miscellaneous Expenditure of Rs 2,901 Million) i.e. an erosion of over 83 per cent.

Based on the commitments and funding provided by the Shareholders and the lenders so far, the Group is confident that it would be able to successfully arrange the long term financing for its projects. In the event of delay in arranging of long-term debt loan funding for its projects, the Board of Directors of the Company are committed to arrange the future capital and operating fund requirements.

2. Significant Accounting Policies

2.1 Basis of preparation of financial statements

These consolidated financial statements are prepared under the historical cost convention, on the accrual basis of accounting, to comply in all material respects with the mandatory accounting standards issued by the Institute of Chartered Accountants of India (‘ICAI’) to reflect the financial position and the results of operations of TTSL together with its subsidiary companies, TTML, TISL and WTISL. Further, the financial statements are presented in the general format specified in Schedule VI to the Companies Act, 1956 (‘the Act’). These financial statements are not statutory financial statements.

For the convenience of readers, the consolidated balance sheet, consolidated profit and loss account and consolidated statement of cash flows at and for the year ended March 31, 2005 have been translated into United States Dollars (“US$”) at the noon buying rate in New York city on March 31, 2005 for cable transfers in Indian Rupees, as certified for customs purposes by the Federal Reserve bank of New York of US$1 = Rs 43.62. The convenience translation should not be construed as a representation that the Indian Rupee amounts referred to in these financial statements have been, could have been, or could in the future be, converted into US$, at this or at any other rate of exchange, or at all.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.2 Principles of consolidation

The consolidated financial statements of the Group have been prepared based on a line-by-line consolidation of the balance sheet, statement of profit and loss and cash flows of TTSL, TTML, TISL and WTISL. The results of operations of TISL are included in the consolidated financial statement from October 27, 2003, the date TISL became a wholly owned subsidiary of TTSL. TISL was accounted for as an associate Company under the equity method upto October 23, 2003. All material inter-company transactions and balances between the entities included in consolidated financial statements have been eliminated.

During the year ended March 31, 2005, the Company’s holding in TTML diluted from 50.75 per cent to 47.91 per cent due to exercise of Foreign Currency Convertible Bonds into equity shares. However, the Company continues to control TTML. Accordingly, as at March 31, 2005, the Group has consolidated TTML as subsidiary and recorded the balance holding i.e. 52.09 per cent as minority interest. Gain/loss due to dilution of holding in TTML has been recorded to profit and loss account. Though the dilution of equity in TTML from 50.75 per cent to 47.91 per cent happened during the quarter ended March 31, 2005, for the purposes of convenience and considering the materiality, the dilution is effected as of March 31, 2005.

Minority interest represents that part of the net results of operations and of the net assets of a subsidiary attributable to interests, which are not owned directly or indirectly through subsidiaries, by TTSL.

The significant accounting policies adopted by the Group, in respect of the consolidated financial statements are detailed as follows:

2.3 Fixed assets

(i)	Fixed assets are stated at cost less accumulated depreciation and impairment loss, if any. The Group capitalizes direct costs including taxes, duty, freight and incidental expenses attributable to the acquisition and installation of fixed assets. Capital work-in-progress is stated at cost.

(ii)	Goodwill is stated as an excess of the purchase consideration over TTSL’s interest in the book value of TTML’s and TISL’s net assets acquired. Goodwill is carried at cost less accumulated amortization. Amortization is computed on a straight line basis over a period of five years from the month of acquisition.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.4 Depreciation

(i)	Fixed assets are depreciated pro rata from the date on which the asset is ready to use, on a straight line method, based on the following estimated useful economic lives of assets:

Useful life (in years)
Buildings	60
Leasehold Improvements	9 or over the period of the lease, whichever is lower
Plant and Machinery
Network Equipment (basic telephony services)	12
Network Equipment (internet services)	5
Outside Plant	18 – 20
Network Interface Units	5
Air-conditioning Equipment	5 – 6
Generators	5 – 6
Electrical Equipment	5 – 6
Computers and other IT Hardware (Servers etc)	3 – 5
Office Equipment	3 – 6
Software	3
Furniture and Fittings	3 – 6
Vehicles	5

(ii)	Fixed assets individually costing less than Rs 5,000 are fully depreciated in the year of acquisition.

(iii)	Leasehold land and premises are amortized uniformly over the period of lease. Assets acquired under finance leases are depreciated over the lease term or their useful lives, whichever is shorter. Accordingly, computers and dark fiber acquired under finance lease by TTML have been uniformly depreciated over the respective lease terms of 30 months and 15 years.

(iv)	TTML provides for obsolescence of its slow moving capital inventory, by way of depreciation, at the rate of 33.33 per cent p.a. of cost.

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

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.6 Inventories

Inventories comprise public telephony booth equipment and network equipment, which are recorded at cost and are expensed upon their sale at moving weighted average cost. Provision for obsolescence is made based upon a periodic technical evaluation undertaken by the Group.

2.7 License Fees

(i)	License Entry Fee

The License Entry Fee has been recognized as an intangible asset and is amortized over the remainder of the license period of 20 years from the date of commencement of commercial operations in the respective circles. License entry fee includes interest on funding of license entry fee and bank guarantee commission up to the date of commencement of commercial operations in the respective New Circles. Fees paid for migration of the original licenses to the UASL are amortized over the remainder of the license period of 20 years from the date of migration to UASL.

(ii)	Revenue Sharing Fee

Revenue sharing fee is expensed in the Profit and Loss Account in the year in which the related income from providing unified access services is recognized.

An additional revenue share towards spectrum charges is computed at the rate of 2 per cent of the service revenue, earned from the customers who are provided services through the CDMA wireless technology. This is expensed in the Profit and Loss Account in the year in which the related income is recognized.

2.8 Intangible and other long lived assets

Preliminary, pre-bid and deferred revenue expenditure, customer acquisition costs and interest on funding of license fees (incurred after commencement of operations of the respective licenses) are expensed as incurred.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the Profit and Loss account for items of fixed assets carried at cost. The recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtained from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, up to its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if not possible, for the cash generating unit. Impairment loss recognized for an asset in earlier accounting periods is reversed, to the extent of its recoverable amount, if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The carrying value of license entry fees are assessed for recoverability by reference to the estimated future discounted net cash flows that are expected to be generated by the asset. Where this assessment indicates a deficit, the assets are written down to the market value or fair value as computed above.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

Indefeasible Right to Use (‘IRU’) taken for bandwidth capacities by the Company are capitalized as intangible assets at the amounts paid for acquiring the right and are amortised over the period of agreement or twenty years, whichever is lower.

Effective April 1, 2004, the Company has adopted Accounting Standard 28, Impairment of Assets, which has not given rise to any impairment loss to be recognized in the financial statements for the year ended March 31, 2005.

The carrying values of long-lived assets i.e. license entry fees are assessed for recoverability by reference to the estimated future discounted net cash flows that are expected to be generated by the asset. Where this assessment indicates a deficit, the assets are written down to the market value or fair value as computed above.

Preliminary and deferred revenue expenditure is expensed off as they are incurred.

2.9 Miscellaneous expenditure

(i)	Finance set up costs

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

(ii)	Expenditure for funding of HTIL investment

As discussed in Note 1(b)(i) to the financial statements, the Company acquired 50.83 per cent equity shares in HTIL through the issue of 714,317,891 RPS of Rs 10 each. The differential between the fair value of RPS issued and its face value is treated as ‘Expenditure for funding of HTIL investment and amortized on a straight line basis over the 75-month period from the month of acquisition of HTIL.

(iii)	Discount on issue of debentures

Discount on issue of debentures represents the difference between the face value and issue price of non-convertible debentures. This cost is deferred and amortised on a straight-line basis over the redemption period of debentures commencing from the date of issue of debentures.

2.10 Provisions

A provision is recognized for a present obligation as a result of past event; it is probable that an outflow of resources will be required to settle the obligation and in respect of which a reliable estimate can be made. Provisions are not discounted to its present value and are determined based on best management estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.11 Revenues

(i)	Services Revenues

Revenues are recognized as services are rendered and are net of discounts and service tax. Unbilled revenues resulting from unified access services provided from the billing cycle date to the end of each month are estimated and recorded. Revenues from unified access service rendered through prepaid cards are recognized based on actual usage by the customers. Billings made but not expected to be collected due to significant delays in billing if any, are estimated by the management and not recognized as revenues in accordance with Accounting Standard 9 on Revenue Recognition.

(ii)	Sale of Equipment

Revenues from sale of equipment primarily consist of sale of customer terminal equipment and network equipment, and are recognized at the time of delivery of the equipment to the customers.

(iii)	Internet Services Revenues

Internet services revenues include revenue from internet access services and corporate network/data services and are net of service taxes. Revenue from internet services is recognized based on usage by subscribers/customers. Revenue from corporate network/data services is recognized as and when services are rendered.

2.12 Interconnect revenues and costs

The TRAI issued Interconnection Usage Charges Regulation 2003 (‘IUC regime’) effective May 1, 2003 and subsequently amended twice with effect from February 1, 2004 and February 1, 2005. Under the IUC regime, with the objective of sharing of call revenues across different operators involved in origination, transit and termination of every call, the Group pays interconnection charges (prescribed as Rs per minute of call time) for all outgoing calls originating in its network to other operators, depending on the termination point of the call i.e. mobile, fixed line, and distance i.e. local, national long distance and international long distance. The Group receives certain interconnection charges from other operators for all calls terminating in its network.

Accordingly, interconnect revenue are recognized as those on calls originating in another telecom operator network and terminating in the Group’s network. Interconnect cost is recognized as charges incurred on termination of calls originating from the Group’s network and terminating on the network of other telecom operators. The interconnect revenue and costs are recognized in the financial statement on a gross basis and included in service revenue and network operation expenditure, respectively.

Further, interconnect cost also includes the related interconnect cost on free prepaid recharge vouchers (‘RCVs’) distributed by the Company even though these may be used in a later period.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.13 Retirement benefits

Retirement benefits to employees comprise contributions to provident fund, gratuity and superannuation funds in respect of which, the Company’s contributions are charged to the Profit and Loss Account. The contributions towards provident fund are made to the statutory authorities and to the Tata Teleservices Provident Fund Trust. For the year ended March 31, 2005 the Company has made contribution towards a shortfall of interest in the Tata Teleservices Provident Fund Trust. The contributions towards gratuity and superannuation funds are made to Life Insurance Corporation of India. In respect of gratuity, provision for the year has been made on the basis of an independent actuarial valuation at March 31, 2005.

2.14 Leave encashment

Liability for leave encashment is in accordance with the rules of the Group and is recognized provided on the basis of an independent actuarial valuation as at March 31, 2005.

2.15 Foreign exchange transactions

Initial Recognition

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction.

Conversion

Foreign currency monetary items are reported using the closing rate. Non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction; and non-monetary items which are carried at fair value or other similar valuation denominated in a foreign currency are reported using the exchange rates that existed when the values were determined.

Exchange Differences

Exchange differences arising on the settlement of monetary items or on restatement of the Company’s monetary items at rates different from those at which they were initially recorded during the year, or reported in previous financial statements, are recognized as income or as expenses in the year in which they arise except those arising from investments in non-integral operations. Exchange differences in respect of fixed assets acquired from a country outside India are capitalized as part of the asset cost.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

Forward Exchange Contracts not intended for trading or speculation purposes

The premium or discount arising at the inception of forward exchange contracts is amortized as expense or income over the life of the contract. Exchange differences on such contracts are recognized in the Profit and Loss account in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognized as income or as expense for the year.

2.16 Borrowing Costs

Borrowing costs attributable to the acquisition or construction of a qualifying asset, including interest attributable to the funding of license fees with respect to New Licenses and New Circles up to the date of commencement of commercial operations, are capitalized as a part of the cost of that asset (see Note 2.7(i) and Note 6(b)). The accounting treatment of loan arrangement fees has been discussed in Note 2.9 (i) to the financial statements. Other borrowing costs are recognized as an expense in the year in which they are incurred.

2.17 Income taxes

Income taxes comprise both current and deferred taxes. Current tax is measured at the amount expected to be paid to the taxation authorities, using the applicable tax rates and laws.

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

In accordance with the Accounting Standard on Accounting for Taxes on Income (‘AS 22’) and the guidance provided by the ICAI, the Group has not recognized any deferred tax assets resulting from the carry forward tax losses. Further, no deferred tax liabilities on account of temporary timing differences have been recognized since they are expected to reverse in the tax holiday period (see note 11).

2.18 Loss per share

Basic loss per share is calculated by dividing the net loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

The number of shares used in computing diluted loss per share comprises the weighted average shares considered for deriving basic loss per share, and also the weighted average number of shares, if any, which would have been issued on the conversion of all dilutive potential equity shares, except where the results are anti dilutive.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.19 Leases

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

Operating leases

Leases of assets under which the lessor effectively retains all the risks and rewards of ownership are classified as operating leases. Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

2.20 Pre-operating costs

Pre-operating costs includes employee costs, travel, communication and other expenses relating to the marketing and administrative activities incurred prior to the commencement of commercial operations of the New Circles. These costs, are identified specifically for each of the new licenses, and are expensed as incurred in the books of account as they are not directly related to the construction of the network and are separately disclosed in the Profit and Loss account. Network implementation costs pertaining to the New Circles that are specifically attributable to the fixed assets acquired are capitalized.

2.21 Employee stock options

The compensation cost of stock options granted to the employees is measured by the difference between the market value of TTML’s shares on the date of the grant and the exercise price to be paid by the option holders. The compensation expense is amortized on a straight-line method basis over the vesting period of the options (see Schedule R, Note 19).

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

2. Significant Accounting Policies (continued)

2.22 Segment reporting

Identification of segments:

The Company’s operating businesses are organized and managed separately according to the nature of services rendered, with each segment representing a strategic business unit that offers different products to different markets. The analysis of geographical segments is based on the areas in which the Company’s services are sold.

Allocation of common costs:

Common allocable costs are allocated to each segment according to the relative contribution of each segment to the total common costs.

Unallocated items:

The Corporate and other segment include general corporate income and expense items, which are not allocated to any business segment.

The primary reporting of the Company has been performed on the basis of business segments. The Company has only one business segment, which is providing unified access services. Accordingly, the amounts appearing in these financial statements relate of this primary business segment. Further, the Company provides services only in India and, accordingly, no disclosures are required under secondary segment reporting.

2.23 Customer acquisition costs

Customer acquisition costs include cost of start up kits and subsidy on handsets for acquisition of pre-paid subscribers. These costs are recognized at the time of sale of the pre-paid handset to the distributors. Handset subsidy is recorded based on expected realization of handsets distributed to the Company’s distribution agents and expected to be used for acquisition of the subscribers. The subsidy is determined by the Company based on the estimated realizable value of the handsets.

2.24 Bond expenses

Premium payable on redemption of bonds is fully provided for on issue of the bonds. The Securities Premium Account is applied in providing for premium on redemption in accordance with section 78 of the Act. On conversion of the bonds to equity the redemption premium is reversed.

Expenses on issue of bonds are written off to the Securities Premium Account in accordance with section 78 of the Act.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

3. Commitments and contingencies

		March 31,
		2004	2005
		(Rupees millions)
(i)	Estimated Value of Contracts Remaining
	To be executed on capital account and not provided for (net of advances)	6,796	6,117

(ii)	Contingent Liabilities
	Bank Guarantees	4,203	6,015
	Open Letters of Credit	5,471	3,518
	Guarantees given on behalf of Drive India.com Ltd	160	1,700
	Disputed tax demands in appeal	323	172
	Claims not acknowledged as debts (Refer notes below)	2,690	2,982

	Total	12,847	14,387

Claims against the Company not acknowledged as debts and commitments includes the following:

(a)	The Department of Telecommunications (‘DoT’) made claims for additional revenue share license fees for the Andhra Pradesh Circle aggregating Rs 100 million. The Company, together with the other private Basic Service Operators, has filed a petition with the TDSAT on May 19, 2003 contesting the basis of computation of revenue share license fees and disputed the DoT’s claim for the additional revenue share license fee. The Company is confident that no liability would arise on revenue share license fees.

(b)	As per a recent decision of the Supreme Court in the case of State of Uttar Pradesh v Union of India based on the UP Sales Tax Act dated February 4, 2003, charges collected in the nature of charges for use of the various assets that form the network, essentially rental charges, would be liable to lease tax. The Company has received demand notes aggregating to Rs 415 million for its Andhra Pradesh and Delhi circles relating to the assessment years 1999-2000 to 2002-2003. The Company and some other operators have filed writ petitions in the Supreme Court, which have been admitted. In a recent ruling the Supreme Court has referred the matter to a larger bench and the order states that normal sales tax proceedings can continue, however, no coercive action can be taken against the Company except in regard to the completed assessments subject to any statutory remedy. The Company, based on legal advise, is confident that no liability would arise on lease tax.

(c)	The Company re-branded its fixed wireless phone (‘FWP’) services as Walky in October 2004. BSNL unilaterally declared Walky as Limited Mobility service (‘WLL (M)’) as against it being treated as a ‘Landline’ by the Company and raised demand notes for differential Inter-connect Usage Charges (‘IUC’) and Access Deficit Charges (‘ADC’) from November 2004. The Company filed a petition in TDSAT which was decided on September 9, 2005 in BSNL’s favour. Further, the Group has filed a civil appeal with the Supreme Court of India and Honorable Court has made an interim order directing the Group to deposit Rs 100 million, each for TTSL and TTML. The Company has so far received demands of Rs 610 million. The Group, based on a legal opinion, is confident that it would win the appeal and there would be no financial damages levied on it.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

3. Commitments and contingencies (continued)

(d)	TTML under its ISP ‘Category A’ license and in co-operation with the Company launched Push To Talk (‘PTT’) services in the Company’s Existing Circles in December 2004. TTML and the Company suspended the PTT services, effective February 25, 2005, under a DoT directive. The Company believes that these services are permitted within the license conditions and has taken up the matter with DoT to resolve the issue. The Company is confident that no financial liabilities would arise from the outcome of this matter.

(e)	Up to March 31, 2005, the Group has imported network equipment of Rs 9,574 million (2004 – Rs 5,868 million) under the EPCG scheme of the Export and Import Policy. Under the scheme, the Company has committed to meet export obligation of Rs 14,782 million (2004 – Rs 10,471 million) over a period of eight years, with no commitment in the first two years In the event, that the Company is unable to meet this commitment, it would need to pay additional duty of Rs 1,848 million together with interest at 15 per cent per annum. The management is confident of meeting the export obligation within the prescribed period and, accordingly, has not recorded any liability towards the duty.

(f)	In the year ended March 31, 2004, TTML had paid (under protest), a sum of Rs 72 million to the Commissioner of Customs, Mumbai, pursuant to an inquiry carried out by the relevant authorities in connection with the import of Telecom equipment made by TTML in earlier years. TTML has received show cause notices from the authorities for Rs 216 million plus interest and penalties which TTML proposes to contest and is confident that no liability would arise there from.

4. Share Capital

(a)	During the year, on account of Rights shares issued by the Company on March 18, 2005, Tata Sons Limited (‘Tata Sons’) increased its holding to 53.03 per cent from 47.31 per cent of equity share capital of the Company. However, as explained in Note 4(c)(iii) below, Tata Sons acquired the voting rights with respect to the RPS, thereby having the majority voting rights effective April 1, 2004. Accordingly, the Company is considered as subsidiary of Tata Sons effective April 1, 2004 for related party disclosures as required under Accounting Standard 18, Related Party Disclosures (see Note 17).

(b) Equity Share Warrants

The Company issued 200 million equity warrants of Rs Nil face value to TIL on September 9, 1999, granting a right to TIL to subscribe to one equity share of the Company, at par for each equity share warrant issued. The equity share warrants can be exercised at any time within a period of seven years from the date of issuance. As at March 31, 2005, TIL has not exercised any of the above warrants.

(c) Preference Share Capital

(i)	In the event any RPS holder does not elect to redeem the RPS, the RPS is to be mandatorily converted to appropriate number of equity shares of the Company of the face value of Rs 10 per share. The conversion would be at the price determined by a third party valuer, with a minimum price of Rs 500 per equity share. The RPS is secured by a guarantee from Tata Sons.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

4. Share Capital (continued)

(ii)	The Company pursuant to an ‘Assignment of Receivables Agreement’ with Hughes Network Systems Inc, USA (`HNS’) and HTIL had issued 121,037,500 RPS and 33 million equity share warrants to HNSIL and 42 million equity share warrants to HNS in consideration of HNSIL assigning its receivables of Rs 1,210 million due from HTIL to the Company. Under the agreement, HTIL has committed to repay the debts to the Company within a period of three years This additional RPS is issued on the same terms as those describer in Note 1(b)(i) above. The equity share warrants are freely transferable and can be exercised at any time after a period of three years from the date of issuance but prior to seven years from the date of such issuance at Rs 12 per equity share of face value of Rs 10 each. Further, during the year ended March 31, 2005, Tata Sons together with Tata Iron and Steel Company Limited acquired the above RPS resulting in holding of 56.81 per cent of the total paid up preference share capital as at March 31, 2005.

(iii)	Tata Sons has acquired effective April 1, 2004 voting rights with respect to this RPS pursuant to the Voting Right Agreement dated December 6, 2002.

5. Loans

Secured

(a) Long-term loans from Banks and Financial Institutions (‘FIs’)

Loans of Rs 12,877 million (2004 – Rs 593 million) from banks and FIs is fully secured by way of a first charge on all the immovable and moveable assets, both present and future, of the Company, which ranks pari-passu with the charges created/to be created in favor of the other banks/FIs.

The Company has availed long-term facilities from various banks and FIs amounting to Rs 5,720 million and Rs 500 million, respectively. At the year end, the Company is in the process of securing these loans against the assets of the Company.

TTML’s loans from banks of Rs 9,171 million (2004 – Rs 9,865 million) are secured/to be secured by either one or more of the following as per terms of arrangements with the respective banks:

-	a pari-passu charge on its moveable and immovable assets,

-	by pledge of shares of the promoters

-	by assignment of the proceeds on sale of the network in the event of cancellation of the telecom license,

-	by assignment of the telecom license

-	by assignment of insurance policies in favor of the banks.

During the year ended March 31, 2004, TISL, in order to repay high cost loans, took a term loan of Rs 300 million from IDBI Bank Limited, for a period of three years, repayable on a quarterly basis. Further, the Company borrowed Term Loan of Rs 280 million during the current year. The balance outstanding as at March 31, 2005 was Rs 344 million. The loans are fully secured by way of a first charge on all the moveable assets, both present and future of TISL.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

5. Loans (continued)

The total long-term loans repayable within one year amount to Rs 916 million (2004 – Rs 142 million).

(b) Long Term Non-Convertible Debentures

As at March 31, 2005, the Company had issued two series of debentures by way of private placement: Secured Redeemable Non-Convertible Debentures Series I on July 23, 2004 (‘NCD Series I) and Secured Redeemable Non-Convertible - Deep Discount Bond Series II (‘NCD Series II’) also on July 23, 2004, aggregating Rs 9,990 million.

NCD Series I

9,700 NCD Series I issued with the maturity amount aggregating Rs 9,700 million at a discount of 1.16 per cent and carries an interest rate of 6.45 per cent per annum. This series is for a period of seven years, repayable in five equal annual installments commencing from the end of the third year from the date of allotment i.e. July 23, 2004, with a call option at the end of the third year.

NCD Series II

290 NCD Series II issued with the maturity amount aggregating Rs 290 million at a discount of 58.62 per cent and is interest free. This series is for a period of seven years, repayable at the end of the seventh year from the date of allotment i.e. July 23, 2004.

The above NCDs are secured by way of a charge on the assets of the Company with an asset cover of 1.1 times the obligations under the Debentures and a pari-passu first charge on the entire present and future assets (movable and immovable) of the existing five circles, namely, Andhra Pradesh, Delhi, Gujarat, Karnataka and Tamil Nadu and the assignment of licenses in these circles. With an additional irrevocable and unconditional guarantee for 30 per cent of the principal amount and a guarantee for one quarter’s interest payment by Tata Sons and an irrevocable and unconditional guarantee for 30 per cent of the principal amount to be amortized in the ratio of 4:4:2 at the end of the 3rd, 4th and 5th years, respectively, by Barclays Bank for NCD Series I; and an irrevocable and unconditional guarantee equivalent for Rs 12.6 million on the issue date increasing by Rs 0.3 million every quarter to a maximum of Rs 21 million i.e. 70 percent of the principal amount by Tata Sons.

The proceeds of the NCDCD Series I and Series II issue have been utilized for the purpose of expansion and operations of the Company and towards refinancing of debts. As at the Balance Sheet date, no amount of the said issue is unutilized.

(c) Short-Term Loans from Banks and FIs

The Company has entered into various short-term loan facilities with Banks and FIs which are secured by a first charge on all the immovable and movable assets, both present and future, of the Company, which ranks pari-passu with the charges created/to be created in favor of other banks/FIs and subordinate/subservient to the charge on the movable assets of the Company. The entire balance of short-term loan of Rs 10,976 million (2004 – Rs 23,058 million) is repayable within one year. The Company has sufficient long-term funding for the discharge of its financial commitments.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

5. Loans (continued)

(d) Vendor financing

The Company has entered into various equipment purchase agreements with vendors for the supply of telecommunication equipment aggregating to US$ 477.7 million (2004 – US$ 294 million). The payments are to be made through and covered by an irrevocable letter of credit with usance of three years with the vendor entitled to draw down based on completion of the agreed payment milestones. Interest ranging between LIBOR plus 0.5 to 1.00 per cent is payable by the Company over the usance period of three years. As at March 31, 2005, equipment aggregating Rs 15,162 million (2004 – Rs 5,428 million) have been supplied by the vendors. The irrevocable letters of credit have been issued by the Company’s bankers, against hypothecation of equipment, partial cash margin and partial promoters support letter. The loan repayable within one year amounts to Rs Nil (2004 – Rs Nil).

Unsecured

(a)	Short-term loans

Of the total unsecured loans of Rs 8,056 million (2004 – Rs 5,495 million) from banks, Rs 900 million (2004 – Rs 4,945 million) is secured by a counter-guarantee/letter of comfort from promoters. Unsecured loans from others of Rs 1,171 million comprise inter-corporate deposits arranged from promoter group companies and through other entities secured by a counter-guarantee/letter of awareness from promoters. Unsecured loans from others includes Rs 470 million where the lender will have the right to share assets of the Company mortgaged to secured lenders, in the event of enforcement of the security and subject to consent of the secured lenders. Unsecured loans repayable within one year are Rs 9,229 million (2004 – Rs 9,914 million).

(b)	Long-term loans

During the year, TTML issued Foreign Currency Convertible Bonds of USD 125 million at an interest rate of 1 per cent per annum (payable semi-annually). The holders of these bonds have an option to convert the bonds into equity shares of TTML on or after July 1, 2004 at a pre-determined price of Rs 24.96. The bonds that are not converted into equity, are redeemable at a premium of 19.38 per cent at the end of five years from the date of issue. As at March 31, 2005 bonds of USD 47 million have been converted, resulting in addition of Rs 836 million to equity share capital and Rs 1,250 million to Securities Premium.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

6. Fixed Assets and capital work-in-progress

(a)	Plant and machinery and capital work-in-progress include optical fiber, ducts and others of Rs 4,893 million (2004 – Rs 53 million) lying with third parties for building of the backbone and feeders Further, as at March 31, 2005, plant and machinery include equipment of gross book value of Rs 1,451 million (2004 – Rs Nil) located at other operator sites and Network Interface Units of gross book value of Rs 10,229 million (2004 – Rs 3,164 million) located at customer premises.

(b)	During the year ended March 31, 2005, the Group capitalized borrowing costs identifiable to qualifying assets i.e. License fees of Rs 140 million (2004 – Rs 30 million).

(c)	Plant and machinery and capital work-in-progress, includes capitalized exchange gain (net) of Rs 217 million (2004 – Rs 98 million) earned during the year ended March 31, 2005.

(d)	During the year ended March 31, 2005, the Company has written off Rs 550 million (2004 – Rs Nil; 2003 – Rs Nil (unaudited)) for slow moving/under utilized capital assets forming part of capital work-in-progress.

(e)	During the year ended March 31, 2005, the Company had de-installed some equipment from existing circles and reinstalled at Andhra Pradesh circle, resulting in additional depreciation charge of Rs 427 million (2004 – Rs 210 million); 2003 – Rs Nil (unaudited)).

(f)	Vehicles include Rs 5 million (2004 – Rs 7 million) for vehicles acquired on hire purchase basis. Rs 4 million (2004 – Rs 5 million) has been paid by TTML till date.

7. Investments

(a)	The investment in Andhra Pradesh Gas Power Corporation Limited (‘APGPCL’) entitles the Company to tariff benefit on 1 MW of power drawn from APGPCL.

(b)	TISL had invested Rs 15 million in Miracle Entertainment Private Limited (formerly India Kids.Com Private Limited). In view of its poor financial condition and the uncertainty about its ability to earn in near future the Board of Directors of TISL had decided to write off the value of the investment in full.

8. Debtors

Debtors include unbilled debtors of Rs 1,056 million (2004 – Rs 751 million).

9. Loans and advances

Loans and advances include Rs 1,048 million (2004 – Rs 1,888 million) and Rs 917 million (2004 – Rs Nil) receivable from DriveIndia.com Limited and Sterling Infotech Limited, the marketing associates of the Company.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

10. Current liabilities and provisions

(a)	Current liabilities include a book overdraft of Rs 429 million (2004 – Rs 226 million) which has been settled subsequent to year end.

(b)	Provisions

The following table sets forth the movement in the below mentioned provisions:

(Amounts in Rs millions)

S.No.	Description	Balance as at April 1, 2004	Additions	Amount used	Balance as at March 31, 2005
1.	Other staff benefits	157	291	151	291
2.	Irrecoverable handset installments	396	658	—	1,054
3.	Irrecoverable and damaged assets	179	137	—	316
4.	Provision for handset subsidy	—	610	—	610

11. Deferred taxes

During the year ended March 31, 2005 the Group has incurred losses resulting into a tax loss carry forward situation. The Group is eligible for a tax holiday under section 80IA of the Indian Income-tax Act, 1961, allowing the Group a tax deduction equivalent to 100 per cent of profits and gains for any five consecutive financial years and 30 per cent for the next five financial years, out of 15 financial years, beginning with the financial year in which the Group started providing telecommunication services. Though management is confident of generating profits in the future, there is currently no convincing evidence of virtual certainty that the Group would reverse the tax loss carry forwards beyond the tax holiday period. Accordingly, the Group has not recognized any deferred tax assets resulting from the carry forward tax losses. Further, no deferred tax liabilities on account of temporary timing differences have been recognized since they are expected to reverse in the tax holiday period.

12. Miscellaneous expenditure (to the extent not written-off or adjusted)

Discount on issue of debentures comprises discount between the face value and issue price of NCD Series I and NCD Series II of 1.16 per cent and 58.62 per cent of the face value respectively aggregating Rs 283 million. This cost is deferred and amortized over the respective redemption period of the NCDs.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

13. Other income

Other income includes the following:

(a)	Rentals from the leasing of backbone infrastructure aggregating to Rs 84 million (2004 – Rs 60 million; 2003 – Rs 27 million (unaudited)).

(b)	Refund received from the DOT for interest and liquidated charge of Rs 71 million (2004 – Rs Nil; 2003 – Rs 170 million (unaudited)).

(c)	Refund from DoT on account of excess interest recovered of Rs 268 million (2004 – Rs Nil; 2003 – Rs 170 million (unaudited)).

14. Expenses

(a)	Administration and selling costs includes expenses of Rs 263 million (2004 – Rs Nil; 2003 – Rs Nil (unaudited)) payable to an agent with whom the Company has entered into a contract to outsource the customer acquisition function for the Chennai and Rest of Tamil Nadu circles. A part of this acquisition, commission of Rs 163 million is ultimately payable to the agent if it reaches certain milestones in terms of number of net subscribers acquired by June 30, 2006. The Company has currently determined that it is probable that the third-party agent will meet its target and has hence accrued for the entire acquisition commission payable.

(b)	Advertisement and Marketing costs are net of Rs 131 million (2004 – Rs Nil million; 2003 – Rs Nil million (unaudited)) reimbursed by VSNL for developing a common brand.

15. Pre-operating costs

Pre-operating costs include salaries, travel, communication and other expenses relating to marketing and administration activities of the New Circles prior to the commencement of commercial operations. The Company separately tracks these costs for each of the New Circles.

16. Segmental Reporting

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

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

17. Related party disclosures

		March 31,
Name of the party	Description	2004	2005
		(Rupees millions)
Tata Sons Ltd	Transactions during the year
(Promoter Company in	Inter Corporate Deposit received	(7,635)	(6,025)
2004 and Holding	Inter Corporate Deposit repaid	7,485	6,575
Company in 2005)	Corporate Guarantee/Letters of comfort given to banks on behalf of the Company	5,345	5,032
	Expenses incurred on behalf of the Company	—	—
	Interest expense on Inter Corporate Deposit	(49)	57
	Consultancy fees	(18)	—
	Others	1	—
	Amount payable as at year end	(553)	—

Tata Power Company Ltd	Transactions during the year
(Promoter)	Inter Corporate Deposit received	(850)	—
	Inter Corporate Deposit repaid	3,600	—
	Corporate guarantee/Letters of comfort given to banks on behalf of the Company	8,110	2,275
	Bank guarantee commission	(29)	10
	Interest expense on Inter Corporate Deposit	(232)	—
	Expenses incurred on behalf of the Group	(48)	—
	Project advance received	—	—
	Leaseline charges	(88)	—
	Others	6	—
	Amount receivable/(payable) as at year end	26	(6)

Tata Internet Services	Transactions during the year
Ltd	Inter Corporate Deposit placed	133	—
(Associate up to October	Inter Corporate Deposit received	(81)	—
26, 2003, subsidiary	Interest on Inter Corporate Deposit	36	—
thereafter)	VPN, lease line and Bandwidth charges	(10)	—
	Rent, repair and maintenance expenses	(5)	—
	Purchase of handsets	—	—
	Expenses incurred on behalf of the Company	(3)	—
	Amount receivable as at year end	—	—

Fellow Subsidiaries	Transactions during the period
	Purchase of fixed assets	—	1,206
	ICD received	—	30
	Repayment of ICD received	—	(50)
	Payable balance	—	(560)
	Service Revenue	—	106
	Finance Charge (Interest)	—	1
	Miscellaneous Expenses	—	498
	Rent, repair and maintenance expense	—	72
	Legal and Professional Fees	—	55
	Expenses incurred on behalf of related party by the company	—	2

Key Management person	Salary paid during the year	8	7
	Amount receivable as at year end	1	—

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

17. Related party disclosures (continued)

a.	Following is the list of fellow subsidiaries:

Tata Consultancy Services Ltd
A P On Line Ltd	(Formerly Known As Orchid Print India Ltd)
Airline Financial Support Services Ltd	Tata Consultancy Services, Belgium Sa
Aviation Software Development Consultancy India Ltd.	Tata Consultancy Services, Deutschland Gmbh
CMC Americas Inc. (Formerly Baton Rouge International Inc., USA)	Tata Consultancy Services, Japan Ltd
CMC Ltd.	Tata Consultancy Services, Malaysia
Concept Marketing & Advertising Ltd	Tata Consultancy Services, Netherlands Bv
E2E Serwiz Solutions Pvt. Ltd	Tata Consultancy Services, Sverige Ab
Ewart Investments Ltd	Tata Infotech Deutschland Gmbh
Exigenix Canada Inc.	Tata Infotech Ltd
Panatone Finvest Limited	Tata Infotech Singapore (Pte) Ltd (Wef 2/08/04)
Primal Investment & Finance Ltd	Tata International Ag, Zug.
Space TV Pvt. Ltd.	Tata Ltd, London.
Tata Information Technology (Shanghai) Co. Ltd.	Tata Petrodyne Ltd (Wef 16/03/05)
Tata AG., Zug.	Tce Consulting Engineers Ltd
Tata AIG General Insurance Co. Ltd.	TCS Argentina Sa , Argentina
Tata AIG Life Insurance Co.Ltd.	TCS Brazil S/C Ltda, Brazil
Tata America International Corpn.	TCS Business Transformation Solutions Ltd
Tata Asset Management Pvt. Ltd	TCS Iberoamerica, Sa
Tata Consultancy Services Asia Pacific Pte Ltd	TCS Inversions Chile Limitada, Chile
Tata Consultancy Services Chile Sa.	TCS Italia S.R.L
Tata Consultancy Services De Espana Sa , Spain	TCS Solution Center Sa Uruguay,
Tata Consultancy Services De Mexico Sa De Cv, Mexico	THDC Ltd (Formerly, Known As Tata Housing Development Co. Ltd.)
Tata Consultancy Services Do Brasil Ltda.	WTI Advance Technology Ltd
Tata Consultancy Services France Sa

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

18. Leases

Finance leases

The total of minimum lease payments and their present values of computers acquired under finance lease are as follows:

	March 31,
	2004		2005
	(Rupees million)
	Minimum Lease payments	Present value of minimum lease payments	Minimum Lease payments	Present value of minimum lease payments
Due not later than one year	7	7	1	1
Due later than one year and not later than five years	5	4	—	—
Total	12	11	1	1

Operating lease

The Group has entered into various lease agreements for leased premises, which expire at various dates over the next twenty years. Gross rental expenses for the year ended March 31, 2005 aggregated Rs 887 million (2004 – Rs 586 million).

Future lease payments under operating leases are as follows:

	March 31,
	2004	2005
Payable not later than one year	219	215
Payable later than one year and not later than five years	172	43
Payable after five years	146	2
Total	537	260

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

19. Employee stock compensation

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

The summary of the allotted warrants, as at March 31, 2005, is as follows:

	Year ended March 31,
	2003 (Unaudited)	2004	2005
	No of Warrants
Opening Balance	3,359,981	2,911,195	951,962
Issued during the year	—	—	—
Forfeited	271,647	87,797	—
Exercised	—	1,653,455	440,869
Lapsed	177,139	217,981	91,787

Closing Balance	2,911,195	951,962	419,306

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

20. Debenture redemption reserve

As discussed in Note 5(b), on July 15, 2004 and July 23, 2004, the Company has issued NCD Series I and NCD Series II aggregating to Rs 9,990 million repayable over the specified period. As per section 117C (1) of the Act, a debenture redemption reserve (‘DRR’) is to be created to which adequate amounts is to be credited out of the profits of each year until such debentures are redeemed.

During the year ended March 31, 2005, the Company has incurred losses of Rs 18,964 million, hence, in accordance with the clarification received from the Department of Company Affairs vide circular No 6/3/2001 –CL.V dated April 18, 2002, the Company has not created Debenture redemption reserve.

21. Prior year comparatives

The consolidated financial statements for the year ended March 31, 2004, have been reclassified, where necessary, to conform with the current year’s presentation, whenever applicable.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles

The Group financial statements are prepared in accordance with accounting principles generally accepted in the India (‘Indian GAAP’) which differ from those generally accepted in the United States (“US GAAP”). The significant differences, as they apply to the Group, are summarized below.

22.1 Investment in TTML

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

22.2 Investment in TISL

The Company acquired 50 per cent of TISL in September 2001. The amount paid in excess of the proportionate net book value was recorded as goodwill. During the period from September 2001 to October 2003, the Company recorded its share of TISL’s loss. The Company acquired the remaining 50 per cent in October 2003 and recorded the amount paid in excess of the proportionate net book value as goodwill. TISL was consolidated with effect from October 2003.

Under US GAAP, in a common control transaction, amounts paid in excess of the proportionate share of net book value would be considered as a distribution and accounted for as an increase to the profit and loss account – debit balance (accumulated deficit). In addition, the acquisition of the remaining 50 per cent would be recorded as though the transaction occurred at the beginning of the period, in a manner similar to pooling of interests and the results of operations of TISL would have been consolidated from April 1, 2003.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

22.3 Goodwill

Goodwill is amortized on a straight line basis over a period of five years from the month of acquisition. Accounting standard (“AS”) 26 – Intangible assets and AS 28 – Impairment of assets, under Indian GAAP, were applicable to the Company from April 1, 2004 and hence the Group did not test the goodwill for impairment as at March 31, 2004.

Under US GAAP, goodwill would be allocated to a reporting unit, which is defined as a segment or a level below that for which a discrete set of cash flows is available. Goodwill would not be amortized; but it would be evaluated for impairment, at least annually at a reporting unit level. The impairment test would be conducted at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it were less, an impairment loss would be recognized for the difference. Impairment tests performed for US GAAP purposes determined that goodwill was not impaired at March 31, 2005 and 2004.

22.4 Employee costs

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

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

22.5 Miscellaneous Expenditure

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

Under US GAAP, the discount on issue of debentures would be amortized over the redemption periods in such a way as to result in a constant rate of interest (effective interest rate). The difference as a result of applying the effective interest rate method for discounts on issue of debentures was not significant for the year ended March 31, 2004.

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

Accounting for FCCB

Under Indian GAAP, premium payable on redemption of FCCB and expenses incurred on issue of FCCB were adjusted against the Securities Premium Account. Under US GAAP, these costs would be amortized by the interest rate method over the life of the FCCB. On holders exercising the option to convert the FCCB to equity the premium payable on redemption is reversed and the unamortised issue expenses adjusted against Additional paid in Capital. The FCCB does not contain a beneficial conversion feature at the time of issue.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

22.6 Fixed assets

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

TTML reconciliation adjustments related to depreciation and accumulated depreciation has been disclosed on an aggregate basis in the following reconciliation statement.

Certain Installation cost incurred in respect of Network Interface Units (‘NIUs’) is capitalized by group as part of fixed assets.

Under US GAAP, such installation costs would be expensed as incurred.

22.7 License Fees

Finance cost incurred on borrowings used to finance the acquisition of licenses has been capitalized as part of the cost of the license and is amortized over the remaining life of the license.

Under US GAAP, such finance costs would be expensed as incurred.

22.8 Investments

The Group classifies all investments that are readily realizable and intended to be held for not more than a year as current investments. Current investments are carried at lower of cost and fair market value determined on an individual investment basis and difference charged to profit and loss account.

Under US GAAP, investment in marketable securities would be classified as available-for-sale. Unrealized gains and losses for available-for-sale securities (including those classified as current assets) would be excluded from earnings and reported as other comprehensive income, which is a separate component of stockholders’ equity. Unrealized gains for the years ended March 31, 2005 and 2004 were not significant.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

22.9 Gain on dilution

The Group recorded a gain on dilution of its holding in TTML as a result of conversion of FCCBs.

Under US GAAP, in accordance with the provisions of Staff Accounting Bulletin (‘SAB’) No. 51, “Accounting for sale of stock by a Subsidiary”, gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise s concern that the gain may not be realized. As TTSL or its parent company may make additional equity contribution in TTML, the gain on dilution of TTSL’s holding in TTML would be accounted for as a capital transaction.

22.10 Customer activation fees and cost

The Group recognizes revenues from amounts paid by customers towards activation services upon the activation of the service. Direct cost related to the activiation of services is expensed upon activation.

Under US GAAP, in accordance with provision of SAB No. 104, “Revenue Recognition”, activation revenues would be deferred and recognised over the estimated customer relationship period. Direct cost attributable to the activation of service will be deferred, up to an amount equal to the activation revenue and expensed over the estimated customer relationship period.

22.11 Variable interest entity

Under US GAAP, FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (‘FIN 46(R)’), which addresses consolidation by business enterprises of variable interest entities, requires the primary beneficiary of interests in a variable interest entity to consolidate that entity. For variable interest entities created before December 2003, non-public entities need to apply the guidance in the year beginning after December 15, 2004. The Company entered into an arrangement in September 2003, with an entity related to the Company’s ultimate parent, to distribute mobile handsets to the Company’s customers. The entity has minimal equity and its operations are financed principally by guarantees and subsidies provided by the Company. Accordingly, it is a variable interest entity. Due to the related party relationship, the arrangement and the guarantees and subsidies provided, the Company concluded that it is the primary beneficiary. Accordingly, for the purposes of its US GAAP reconciliation, the Company will apply the provisions of the guidance from April 1, 2005 and consolidate that entity.

The adoption of FIN 46(R) will materially increase revenues, cost of revenues, current assets (including accounts receivable and inventory) and current liabilities (including borrowings, accounts payable and accrued expenses). Certain transactions between the Company and this entity, such as payments for logistical services and advances, will be eliminated on consolidation. The Company does not have US GAAP financial information for that entity and is in the process of determining such information for consolidation in 2006. However, because the Company has no equity interest in the entity, the adoption of FIN 46(R) will have no impact on net loss for the year ending March 31, 2006.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

22.12 Reclassification

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

The presentation of certain items in the balance sheet and profit and loss account is not consistent with financial statement presentation under US GAAP. These items have been reclassified and were as follows:

22.12.1	Finance set-up cost included in amortization and miscellaneous expenditures written off would be included in finance charges under US GAAP.

22.12.2	Secured and unsecured loans repayable within twelve months from the balance sheet date would be included in current liabilities under US GAAP.

22.12.3	Marketable securities available for sale would be classified as a current asset under US GAAP.

22.12.4	Bank balances held as margin for letters of credit would be reclassified as restricted cash.

22.12.5	Loans and advances not receivable within twelve months from the balance sheet date would be reclassified as non-current assets under US GAAP.

22.12.6	Security deposits included in current liabilities would be reclassified as a non-current liability under US GAAP.

22.12.7	Provision for irrecoverable and damaged assets included in provisions would be reclassified as fixed assets under US GAAP.

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

The significant adjustments required to convert loss in accordance with Indian GAAP to net loss in accordance with US GAAP are:

		March 31,
Particulars	Note reference	2004	2005
		Rs millions
Loss in accordance with Indian GAAP		(9,947)	(18,964)

Adjustments:
Services revenues
Consolidation of TISL	22.2	269	—
Customer activation fees	22.10	—	(92)
Sale of equipment - Consolidation of TISL	22.2	36	—
Cost of services
Consolidation of TISL	22.2	(202)	—
Customer activation costs	22.10	—	92
Cost of equipment sold - Consolidation of TISL	22.2	(30)	—
Employee costs:
Consolidation of TISL	22.2	(29)	—
Leave encashment	22.4	(5)	4
Gratuity	22.4	9	(9)
Administration and selling costs
Consolidation of TISL	22.2	(89)	—
Exchange difference relating to fixed assets	21.6	136	217
Installation cost of NIUs	22.6	—	(219)
Amortization and Miscellaneous expenses written off
Fair value of intangibles – Investment in TTML	22.1	47	47
Amortization of discount on issuance of debentures	22.5	46	28
Amortization of finance cost on license fees	22.7	17	17
Amortization of expenditure for funding TTML investment	22.5	561	561
Amortization of goodwill	22.3	166	252
Depreciation:
Consolidation of TISL	22.2	(133)	—
Exchange difference relating to fixed assets	22.6	4	(4)
Fair value of fixed assets – Investment in TTML	22.1	191	191
Depreciation adjustments (cumulative) related to TTML	22.6	18	17
Depreciation on installation cost of NIUs	22.6	—	22
Other income - Consolidation of TISL	22.2	19	—
Finance charges, net:
Consolidation of TISL	22.2	(56)	—
Finance set-up costs	22.5	(89)	(244)
Finance cost on license fees	22.7	(28)	(140)
Discount on issue of debentures	22.5	(46)	(22)
Interest on FCCB	22.5	—	(109)
Accretion of preference shares	22.5	(503)	(561)
Gain on dilution	22.9	—	(1,270)
Loss of associate company - Consolidation of TISL	22.2	130	—
Minority interest in loss of TTML	22.10	16	14

Net loss in accordance with US GAAP		(9,492)	(20,172)

Basic and diluted loss per share in accordance with US GAAP (Rs/Share)		(4.88)	(6.10)

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

Shareholders’ equity in accordance with US GAAP

The significant adjustments required to convert shareholders’ funds in accordance with Indian GAAP to shareholders’ equity in accordance with US GAAP are:

		March 31,
Particulars	Notes	2004	2005
		(Rs. millions)
Shareholders’ funds in accordance with Indian GAAP		18,330	11,255

Adjustments:

Loan Funds
Secured Loan	22.12.2	23,200	11,892
Unsecured Loans	22.12.2	9,914	9,230
Fixed assets
Gross
Exchange difference relating to fixed assets	22.6	(471)	(254)
Fair value – Investment of TTML	22.1	(1,858)	(1,858)
Amount waived by Vendors of TTML	22.6	1,315	1,315
Pre-operating expenses	22.6	(791)	(791)
Provision for irrecoverable and damaged assets	22.12.7	(179)	(316)
Installation cost for NIUs	22.6	—	(219)
Accumulated depreciation
Foreign exchange related to fixed assets	22.6	4	—
Fair value – Investment of TTML	22.1	427	618
Accumulated depreciation related to TTML	22.6	84	101
Accumulated depreciation related to installation cost for NIUs	22.6	—	22
Investments	22.12.3	(466)	(725)
Current assets, loans and advances
Cash and Bank Balances	22.12.4	(2,651)	(786)
Loans and advances	22.12.5	(536)	(691)
Current liabilities and provisions
Security deposits	22.12.6	1,217	2,760
Deferred customer activation fees	22.11	—	(546)
Premium and expenses on FCCB	22.5	—	737
Provisions	22.12.7	179	316

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

		March 31,
Particulars	Notes	2004	2005
		(Rs. millions)
Miscellaneous expenditure (to the extent not written-off or adjusted)
Discount on issue of debentures	22.5	—	(256)
Expenditure for funding of TTML acquisition	22.5	(2,768)	(2,207)
Finance set up cost	22.5	(63)	(307)
Deferred issues expenses of FCCB	22.5	—	55
Current Assets
Current investments	22.12.3	467	725
Deferred customer activation costs	22.10	—	546
Non Current Assets
Goodwill - Investment in TTML	22.1	3,098	3,098
Intangibles, net
Goodwill – Investment in TISL	22.2	(1,022)	(1,022)
Goodwill – Investment in TTML	22.1	(308)	(308)
Fair value of intangibles	22.1	(1,171)	(1,171)
Accumulated amortization	22.1	55	102
Finance cost on license fees	22.5	(343)	(483)
Accumulated amortization on license fees	22.5	23	40
Accumulated amortization - Goodwill	22.3	257	509
Restricted time deposits	22.12.4	2,651	786
Other non current assets	22.12.5	536	691
Current liabilities
Short term borrowings	22.12.2	(33,114)	(21,122)
Accrued expenses
Leave encashment	22.4	(6)	(2)
Gratuity	22.4	15	6
Long term liabilities
Accrued premium on redemption on FCCB	22.5	—	(105)
Interest accrued on debentures	22.5	—	261
Security deposits	22.12.6	(1,217)	(2,760)
Redeemable preference shares	22.5	(4,911)	(5,472)
Minority Interest – impact of TTML adjustments and gain on dilution	22.10	(15)	(43)

Shareholders’ equity in accordance with US GAAP		9,882	3,622

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

The condensed consolidated statement of operations for the year ended March 31, 2005 and 2004 and balance sheet as of March 31, 2005 and 2004 presented below reflect the US GAAP adjustments described and summarized above.

Condensed Consolidated Statement of Operations under US GAAP

	March 31,
	2004	2005
	(Rupees million)
Revenues	14,445	22,106
Cost of revenues	7,970	12,035

Gross profit	6,475	10,071
Administration and selling costs	8,416	16,830
Amortization and miscellaneous expenditure written off	560	882
Depreciation	4,686	8,549

Loss from operating activities	(7,187)	(16,190)
Finance charge	(4,090)	(5,796)
Other income (expenses)	186	(36)

Net loss before minority interest	(11,091)	(22,022)
Minority interest	1,599	1,850

Net loss	(9,492)	(20,172)

Condensed Consolidated Balance sheet under US GAAP

	March 31,
	2004	2005
	(Rupees million)
Assets
Current assets	10,767	14,821
Goodwill	3,098	3,098
Intangible assets	15,009	15,848
Fixed assets	46,071	77,954
Others	3,418	916

Total assets	78,363	112,637

Liabilities and Stockholders’ Equity
Current liabilities	44,500	44,631
Long-term liabilities	17,220	58,869

Total liabilities	61,720	103,500
Minority interest	1,850	43
Redeemable preference shares	4,911	5,472
Stockholders’ equity	9,882	3,622

Total liabilities and shareholders’ equity	78,363	112,637

Tata Teleservices Limited

Schedules Forming Part of the Consolidated Financial Statements (Continued)

Schedule R: Notes to the accounts (continued)

22. Differences between Indian and United States Generally Accepted Accounting Principles (continued)

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

The categories of cash flow under US GAAP can be summarized as follows:

	March 31,
	2004	2005
	Rs million
Cash outflow from operating activities	(6,131)	(5,652)
Cash outflow from investing activities	(32,270)	(26,497)
Cash inflow from financing activities	38,887	32,187

Increase in cash and cash equivalents	486	38

Cash and cash equivalent at the beginning of the year	1,382	1,868

Cash and cash equivalent at the end of the year	1,868	1,906

