Form 20-F
period 2006-03-31
VIDESH SANCHAR NIGAM LTD
filed 2006-10-02
CIK 1116134

As filed with the Securities and Exchange Commission on October 2, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

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

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001 +91-22-66578765

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares*	New York Stock Exchange
Equity Shares, par value Rs.10 per share**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

285,000,000 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non- accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Equity Shares.

**	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

i

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

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company” and “VSNL” are to Videsh Sanchar Nigam Limited and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to Videsh Sanchar Nigam Limited. References to our subsidiaries, in addition to our other subsidiaries, include Teleglobe Canada ULC, a Canadian unlimited liability company and its affiliates, which we acquired on 13 February 2006. The VSNL and Teleglobe Logos and VSNL and Teleglobe are registered service marks of Videsh Sanchar Nigam Limited and/or its subsidiaries in the United States and/or other countries. All rights are reserved. This Form 20-F refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rs.44.48 per $1.00 on March 31, 2006 for the conversion of Rupees into US Dollars. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

(CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

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

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described in this document. These forward-looking statements include, among others, statements concerning:

•	our communications and information services business, its advantages and our strategy for continuing to pursue our business;

•	anticipated development and launch of new services in our business;

•	anticipated dates on which we will begin providing certain services or reach specific milestones in the development and implementation of our business strategy;

•	growth and recovery of the communications and information services industry;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These forward-looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

•	increase the volume of traffic on our network;

•	develop new products and services that meet customer demands and generate acceptable margins;

•	successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services;

•	stabilize or reduce the rate of price compression on certain of our communications services;

•	integrate strategic acquisitions, including the recently completed acquisition of the assets of the Tyco Global Network, Teleglobe International Holdings Ltd., VSNL Broadband Limited, Internet business of Seven Star Dot Com Pvt Limited and Primus Telecommunications India Limited;

•	attract and retain qualified management and other personnel; and

•	meet all of the terms and conditions of our debt obligations.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that we make on related subjects in our additional filings with the SEC or Securities and Exchange Commission should be consulted. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under “ITEM 3. KEY INFORMATION - RISK FACTORS.”

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

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data have been derived from, and should be read in conjunction with, our financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2004, 2005 and 2006 and the selected balance sheet data as of March 31, 2005 and 2006 are derived from our audited financial statements and related notes included in this annual report, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm. Our selected income statement data for the fiscal year ended March 31, 2002 and 2003 and our selected balance sheet data as of March 31, 2002, 2003 and 2004 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2006 have been translated into US dollars for your convenience.

	Years ended March 31,
	2002		2003		2004		2005		2006		2006
	(millions of Rs.) (1)										(millions of US$) (1)
Income Statement Data
Operating revenue
Revenues from telecommunication services		65,050		45,341		32,248		32,448		45,456		1,021

Cost of revenues:
Network and transmission costs		39,577		26,044		19,375		18,167		23,589		530
License fees		5,393		4,037		2,735		2,815		2,003		45
Total cost of revenues		44,970		30,081		22,110		20,982		25,592		575
Other operating costs:
Depreciation		1,890		2,078		2,465		2,308		5,249		118
Other operating costs		4,811		3,998		5,000		6,263		13,714		308
Impairment loss on property, plant and equipment		—		—		6,709		—		—		—
Operating income / (loss)		13,379		9,184		(4,036)		2,895		901		20
Net income/(loss) from operations per equity share		46.94		32.22		(14.16)		10.16		3.16		0.07
Non-operating income (expense), net:
Gain on sale of investments		(2)		—		1,001		5,523		77		2
Interest income on income tax refunds		—		535		490		—		564		13
Interest income from banks and others		4,607		1,866		934		529		315		7
Interest expense		(227)		(33)		(5)		(1)		(382)		(9)
Other non-operating income, net		1,373		425		607		399		1,389		31
Total non-operating income (expense), net:		5,751		2,793		3,027		6,450		1,963		44
Income / (loss) before income tax		19,130		11,977		(1,009)		9,345		2,864		64
Income tax (expense) / benefit		(5,959)		(4,390)		674		(2,575)		(1,932)		(43)
Dividend tax		(3,634)		—		(310)		(168)		(240)		(5)
Equity in net loss of equity method investees		—		(143)		(1,921)		(4,156)		(70)		(2)
Net income / (loss)		9,537		7,444		(2,566)		2,446		622		14
Basic Earnings/(Loss) per equity share	Rs.	33.46	Rs.	26.12	Rs.	(9.00)	Rs.	8.58	Rs.	2.18	US$	0.05
Weighted average number of Equity Shares outstanding(2)		285		285		285		285		285
Basic Earnings/(Loss) per ADS (where each ADS represents two equity shares)	Rs.	66.92	Rs.	52.24	Rs.	(18.00)	Rs.	17.16	Rs.	4.36	US$	0.10
Dividends per share	Rs.	125	Rs.	12.50	Rs.	8.50	Rs.	4.50	Rs.	6.00	US$	0.13
Other Financial Data
Net cash provided by operating activities		9,691		9,862		13,140		3,069		9,700		216
Net cash provided by/(used in) investing activities		26,068		(11,697)		(7,262)		(1,010)		(18,214)		(409)
Dividends		(35,625)		(3,563)		(2,423)		(1,283)		(1,710)		(38)
Net cash used by financing activities		(29,874)		(5,774)		(5,963)		(1,913)		12,547		285

	As at March 31,
	2002	2003	2004	2005	2006	2006
	(Millions of Rs.)					(Millions of US $)
Balance Sheet Data
Total assets	75,097	73,548	67,581	70,495	112,395	US$	2,527
Short term borrowings	5,751	3,540	630	—	9,083		204
Accounts payable	10,344	6,222	6,722	8,744	19,956		448
Accrued expenses, deferred tax and other non-current liabilities	5,960	7,041	8,210	8,509	31,190		702
Total liabilities	22,055	16,803	15,562	17,253	60,229		1,354
Total shareholders’ equity/ Net Assets	53,042	56,745	52,019	53,242	52,166		1,173
Total liabilities and shareholders’ equity	75,097	73,548	67,581	70,495	112,395		2,527

Notes:

(1)	Except per share data.

(2)	In millions.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s Equity Shares on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depository Receipts (“ADS”) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depositary of any cash dividends paid in Indian Rupees on the Company’s Equity Shares represented by the ADS.

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

Fiscal Year Ended March 31,	Period End		Average	High	Low
2006	Rs.	44.48	44.21	46.26	43.05
2005		43.62	44.87	46.45	43.27
2004		43.40	45.78	47.46	43.40
2003		47.53	48.36	49.07	47.53
2002		48.83	47.81	48.83	46.88

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High (Rs.)	Low (Rs.)
April 2006	45.09	44.39
May 2006	46.22	44.69
June 2006	46.25	45.50
July 2006	46.83	45.84
August 2006	46.61	46.32
September 2006	46.38	45.74

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

We, or our representatives, from time to time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation statements made or to be made in this Form 20-F, information contained in other filings with the Securities and Exchange Commission, press releases and other public documents or statements. In addition, our representatives, from time to time, participate in speeches and calls with market analysts, conferences with investors or potential investors in our securities and other meetings and conferences. Some of the information presented at these speeches, calls, meetings and conferences may include forward-looking statements. We use words like “expects,” “anticipates” or “believes” to identify forward-looking statements. We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the following discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements. We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Further, we undertake no obligation to update forward-looking statements after the date they are made to conform the statements to actual results or changes in our expectations.

RISK RELATED TO OUR COMPANY AND OUR INDUSTRY

The reduction in telecommunications tariffs in India has had and is expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years. Tariff reductions by the Department of Telecommunications (“DoT”) caused peak international call tariffs in India to decline from Rs.60 per minute in fiscal 2000 to Rs.48 per minute in fiscal 2002 to Rs.40.80 per minute in fiscal 2003. Following regulatory changes in January 2003, international long distance (“ILD”) charges are no longer fixed by the DoT and are instead determined by service providers. Increased competition in the ILD services business has resulted in the significant lowering of peak international call tariffs in India to Rs.18 per minute in fiscal 2004 and between Rs.7.20 and Rs.18 per minute in fiscal 2005. The international call tariffs in India further declined during the year 2006 to between Rs.6 and Rs. 14 per minute. Since international telephony revenues constitute a significant part of the Company’s total revenues, the decline in tariffs has materially and adversely affected the Company’s revenues and net income. Additionally, while tariffs were declining, we continued to be subject to fixed “access deficit charges” (“ADC”) which are effectively charges to compensate fixed line telephone companies for providing below-cost telecommunications services to underserved areas in India. The ADC is currently Rs. 1.60 per minute and Rs.0.80 per minute for incoming and outgoing international long distance calls respectively and revenue share of 1.5% of adjusted gross revenue of the Company. The ADC payable on per minute basis on domestic calls was discontinued with effect from March 1, 2006 and replaced with a revenue share of 1.5% of adjusted gross revenue of the Company. This will also have an effect on our margins.

In March, 2005, the Telecom Regulatory Authority of India (“TRAI”) issued a tariff order fixing tariff ceilings for international private leased circuit (“IPLC”) services which were substantially lower than the rates being charged by the Company at that time. The Company challenged the tariff order of TRAI before the Telecom Disputes and Appellate Settlement Tribunal (TDSAT) and the tariff order was set aside by the Tribunal vide its order dated April 28, 2005 and TRAI was directed on the ground of natural justice and transparency to share the documents on the basis of which tariff was fixed and to give a hearing before pronouncing the tariff order. In September, 2005, TRAI again issued a tariff order after sharing the documents and providing to the company a hearing on the issue. The tariff order issued by TRAI in September 2005 was again challenged by VSNL before TDSAT and interim stay was granted against the operation of the tariff order. The final order in the case was issued by TDSAT on November 28, 2005 wherein the tariff order issued by TRAI in September 2005 was upheld. Consequently TRAI vide its Amendment to Telecommunication Tariff Order (41st Amendment) notified that the International Private Leased Circuit (IPLC) ceiling tariff fixed earlier vide 39th Amendment to Telecommunication Tariff Order dated September 8, 2005 will take effect from November 29, 2005. This order has been implemented and the new IPLC rates have come into practice the same was implemented with effect from November 29, 2005.

Our profitability may be adversely affected if the decisions in respect of “revenue share” disputes are upheld against the company.

The Company in accordance with the terms of its license has to pay a certain percentage of its “Adjusted gross revenue” to the telecom licensor in India. The Company has disputed the definition of “Adjusted gross revenue” and the matters are at various stages of dispute as per the dispute resolution process prevailing in the Indian Telecom regulatory environment. In the event, these matters are upheld against us, the company’s profitability may be materially impacted also which may lead to significant cash outflow towards such “revenue share” payments to the Telecom licensor in addition to punitive action as per license terms.

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

The Government’s proposed Carrier Access Code (“CAC”) regime offers end customers the right to choose their NLD or ILD carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to a majority of the end customers and, because of their “Most Favored Customer” arrangement with us until February 2004, used the Company as their preferred ILD carrier. Since February 2004, we have been dependent on the implementation of the CAC regime to develop our own customer base for the outgoing international telephony market. There can be no assurances that the CAC will be implemented in the near future or that even if the CAC is implemented, end customers will choose the Company as their preferred ILD carrier.

We are subject to extensive regulation and supervision by the Government of India, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

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

The Government of India controls our licenses to provide telephony and other services and any material modifications of the terms and conditions of the licenses could disrupt our business and have a material adverse effect on our prospects.

The Company operates substantially all of the ILD services it provides in India, including basic international telephony services to and from India, pursuant to a new license agreement from the Government that is valid until March 31, 2022. The Company also holds an NLD license and an ISP license. The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on the Company’s business and prospects. The Company must also annually obtain various radio spectrum operating license from the Wireless Planning and Co-ordination Wing of the Ministry of Communications(WPC), and it is currently awaiting for certain of these to be renewed. Although it expects to obtain such renewals, the non-renewal or modification of these or any of its licenses, or punitive action by the Government for continuing these services without renewal of the license, could adversely affect the Company and result in lost revenues.

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

Further, as a multinational enterprise, we are subject to varying degrees of regulation by state, federal and foreign regulators. Some of the jurisdictions where we provide services have little, if any, written regulations regarding our operations. In addition, the written regulations and guidelines that do exist in a jurisdiction may not specifically address our operations. If our interpretation of these regulations and guidelines is incorrect, we may incur additional expenses to comply with additional regulations applicable to our operations. It is possible that one or more governmental agencies will disagree with our interpretation of existing laws or regulations and assert that our operations are not in compliance with those laws or regulations. In that event, it is possible that the governmental agency might initiate an enforcement action or impose restrictions on our operations which could have a material adverse effect on our operations.

We must obtain and maintain permits and rights-of-way to operate our network.

If we are unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights needed to expand and operate our network, our business could be materially adversely affected. In addition, the cancellation or non-renewal of the franchises, permits or rights that are obtained could materially adversely affect us.

If certain tax claims by the Indian tax authorities are upheld, our financial condition would be adversely impacted.

The Company is subject to the following major tax claims in India:

•	License Fees: The Company’s claims of license fees in fiscal 1994 to fiscal 1998 as deductible expenditure have been disputed by the Income Tax Department. However, the Company has received favorable decisions in respect of all these claims. We have not been advised by the Income Tax Appellate Tribunal (ITAT) of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs.12,543 million (US$ 287.55 million).

•	Tax Benefit claims: The Indian tax authorities have disallowed tax benefits claimed by the Company in fiscal 1996 to fiscal 2003 with respect to certain portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. Tax authorities in respect of seven out of the eight fiscal years, have disallowed the claims of the company which have been appealed by the company before ITAT. Decision in respect of the balance one fiscal year is pending before tax authorities. If all of the claims appealed are decided against the Company, the aggregate negative impact on the Company would be approximately Rs 6,854 million (US$ 154.09 million ).

•	Tax on Reimbursements: Certain reimbursements received from the Government during fiscal 1994 were not offered for taxation and the Indian tax authorities levied taxes (inclusive of interest but excluding penalties) of Rs 3,405 million (US$ 76.55 million) which the Company paid under protest. The Company’s appeal has been dismissed by the first appellate authority. The Company has appealed to the Income Tax Appellate Tribunal. If the appeal is unsuccessful, the Company would be negatively impacted by that amount.

We may not receive additional compensation from the Government of India for the early termination of our monopoly in international telephony services.

The Government of India allowed private operators to start offering ILD services from April 1, 2002, terminating the Company’s exclusivity in offering such services two years ahead of schedule, and compensated the Company with a package of benefits. The Government had given assurance prior to the disinvestment of the Company that it would consider additional compensation if found necessary following a detailed review, when undertaken. However, prior to disinvestment of the Company in February 2002, the Government granted a dispensation as full and final settlement of every sort of claim against early termination of ILD de-monopolisation of the Company by two years and the Company had been pursuing the Government for considering additional compensation. Since legalities warranted the filing of a complaint with the High Court within the stipulated time to ensure that the claim is not barred by limitation, VSNL has filed a claim in the Mumbai High Court. There can be no assurance that the claim will be successful and the Company will receive compensation from the Government, or if the Company does receive compensation, as to the amount, nature or timing of such compensation.

The prices that we charge for our communications services have been decreasing, and we expect that they will continue to decrease over time and we may be unable to compensate for this lost revenue

We expect to continue to experience decreasing prices for our communications services:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as a result of our current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and

•	as volume based pricing becomes more prevalent.

Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for our communications services decrease for whatever reason, if we are unable to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

Competition in the Indian telecommunications sector is expected to intensify, further affecting our business adversely.

The Indian telecommunications sector continues to be intensely competitive and we face competition in each of our businesses. We expect further competition as the existing and new operators expand their operations and services, there is more industry consolidation and we enter new businesses. Our competitors in the ILD business have resorted to steep rate cuts that we have had to match to remain competitive. Though these rate cuts have now stabilized, they have affected our traffic minutes, revenues and market share adversely. All fixed line, cellular and NLD operators in India have experienced increased competition in recent years. Faced with downward pressures on tariffs and revenues in their core businesses, these operators have demanded rate cuts from their ILD providers. Bharat Sanchar Nigam Ltd. (“BSNL”), which is an Indian Government owned company and India’s largest fixed line operator, has already begun offering its own ILD services and other fixed line operators such as Mahanagar Telephone Nigam Ltd (“MTNL”) have said that they may start offering such services shortly. Some of the other telecom operators who offer fixed and wireless including mobile services are also NLD and ILD operators and carry not only their own traffic but also bid for traffic from other operators including BSNL, MTNL. In addition, with the government of India announcing relaxation of the licensing conditions and reduction of Entry Fees for International and Domestic Long Distance services from January 2006, more operators have started applying for licences and are likely to start operations and intensify competition further. Further, the Regulatory regime in India also permits negotiated rates for carriage of national long distance calls. Many of the existing access providers are likely to acquire NLD and / or ILD licences. This is likely to affect the addressable market of the company resulting in drop in traffic volumes and revenues from NLD and ILD business. In some lines of our international businesses such as private leased circuits, end users are customers of foreign carriers and in case the foreign carriers decide to choose our competitors over us, we may lose revenues in those lines of business.

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

The Department of Telecom (DoT) relaxed the licence conditions for international and national long distance services, and reduced the entry fee for these businesses from Rs. 250 million and Rs. 1000 million respectively to Rs.25 million, effective January 1, 2006. The licence fee payable by all long distance service providers to the DoT has also been reduced to a uniform 6% of the AGR, effective January 1, 2006. These changes may raise competitive pressures. It has been publicly reported that global telecom companies intend to enter in the Indian telecom market and obtain licenses from the DoT. This development can and may lead to erosion in the market share of the Company and consequently impact tariffs, revenue and profits.

Rapid changes in available technology could increase our cost as well as the competition

We operate in an industry that is experiencing rapid and substantial technological change. In addition, the introduction of new services or technologies, as well as the further development of existing services and technologies may reduce the cost or increase the supply of certain services similar to those that we provide. As a result, our most significant competitors in the future may be new entrants to the communications and information services industries. These new entrants may not be burdened by an installed base of legacy equipment. Future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. Technological changes and the resulting competition could have a material adverse effect on us.

Increased industry capacity and other factors could lead to lower prices for our services

Additional network capacity available from our competitors may cause significant decreases in the prices for the services that we offer. Prices may also decline due to capacity increases resulting from technological advances and strategic acquisitions. Increased competition has already led to a decline in rates charged for various telecommunications services.

There is an increase in the number of players offering various forms of Data products and this sector is witnessing increased competition and reduced tariffs. The Company is a market leader in offering data products in India and there can be no assurance that the Company will be able to retain its market leader position and reduced tariffs will cause significant reduction in its revenues and thereby profits.

Our growth may depend upon our successful integration of acquired businesses

The integration of acquired businesses, including those referenced immediately below, involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings, including through re-structuring activities;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes Oxley Act of 2002, procedures and policies.

If we cannot successfully integrate acquired businesses or operations, we may experience material adverse consequences to our business, financial condition or results of operations. Successful integration of these acquired businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, we may not be able to achieve the benefits that we hope to achieve as a result of the acquisition.

Recent acquisitions include:

•	Tyco Global Network (“TGN”) for cash consideration of Rs.5,359 million (US$120 million) plus acquisition costs of Rs. 785 million (US$18 million);

•	Tata Power Broadband Limited (now VSNL Broadband Limited) for a purchase consideration of Rs.2,021million (US$45 million).

•	Teleglobe International Holdings Ltd. (“Teleglobe”) for cash consideration of Rs.7,924 million (US$178 million) plus acquisition costs of Rs.264 million (US$6 million);

•	Internet business and assets of Seven Star Dot Com Pvt. Limited for a purchase consideration of Rs.159 million (US$4 million);

•	Direct Internet Limited and its wholly-owned subsidiary, Primus Telecommunications India Limited for a purchase consideration of Rs.942 million (US$21 million); subsequent to close of fiscal 2006.

We have also entered into a joint venture to provide telecommunications services in South Africa, which would require the Company to make significant investments. We may make further acquisitions or enter into other strategic partnerships to expand our access to customers, acquire new service offerings, or enhance our technical capabilities.

We may be unable to successfully identify, manage and assimilate future acquisitions, investments and strategic alliances, which could adversely affect our results of operations

We continually evaluate potential investments and strategic opportunities to expand our network, enhance connectivity and add traffic to the network. In the future, we may seek additional investments, strategic alliances or similar arrangements, which may expose us to risks such as:

•	the difficulty of identifying appropriate investments, strategic allies or opportunities;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

•	the possibility that definitive agreements will not be finalized;

•	potential regulatory issues applicable to the telecommunications business;

•	the loss or reduction in value of the capital investment;

•	the inability of management to capitalize on the opportunities presented by these arrangements; and

•	the possibility of insolvency of a strategic ally.

There can be no assurance that we would successfully overcome these risks or any other problems encountered with these investments, strategic alliances or similar arrangements.

Our future borrowing programmes may be adversely affected if we are unable to implement effectively the business plans in respect of our acquisitions.

The company has acquired substantial debt in its books during fiscal 2006. The cost of such debt may erode the operating margins of the company. The debt in the books of the company was primarily made for the acquisitions made by the company. These acquisitions were not generating profits and hence in the event, the company is not able to effectively implement its business plans in respect of these acquisitions, due to internal or external factors, or delays in turning these acquisitions around may result in delay in adhering to debt covenants and repayment schedules. This can and may have an impact on the costs of debt and adversely impact costs and other terms and conditions relating to future borrowings by the company. This can also impact the ratings of the company in the event it proceeds to obtain a rating for its borrowing programmes in the future:

The company operates in the highly competitive telecom market globally and any adverse scenario which may arise in these markets in which the company operates or in the Telecom market in general may impact the rating of the company and consequently its borrowing plans and cost of such borrowings finally impacting the profits of the company.

We need to continue to increase the volume of traffic on our network or we will not generate profits

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network. If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which would adversely affect our ability to become profitable. Further certain costs including costs related to repairs and maintenance can be of fixed nature and in the absence of revenues shall continue to adversely impact our profitability.

Our revenues from our commercial arrangements with BSNL and MTNL have been declining and any further adverse changes to these arrangements will adversely affect our business.

The Company’s revenues from BSNL and MTNL, our significant customers, have declined significantly in recent years and may continue to do so. This is primarily the result of changes in government regulation which have increased competition in our businesses. Gross revenues from BSNL and MTNL in fiscal 2006 fell to Rs.3,350 million compared to Rs.4,500 million and Rs.7,600 million during fiscal 2005 and 2004, respectively. As part of the compensation package relating to the termination of the Company’s ILD services monopoly, the Government of India had directed BSNL and MTNL to route their international calls at market rates through the Company as a “Most Favored Customer” until February 12, 2004. In March 2004, BSNL invited competitive bids from ILD operators to carry its outgoing ILD traffic. MTNL also invited competitive bids from ILD operators in March 2006. Although the Company retained the outgoing traffic of BSNL till fiscal 2005 and MTNL traffic till fiscal 2006 after competing with other ILD operators, the Company’s gross revenues as well as its margins from such traffic declined. If BSNL or MTNL cease to route or reduce the volume of their international traffic through the Company or seek to further renegotiate rates, the amount of call traffic carried by the Company and the Company’s revenues and margins could be further adversely affected.

Furthermore, BSNL has been granted operating licenses for international telephony services by the Government and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL may use our infrastructure to route its ILD traffic. BSNL commenced utilizing our infrastructure under this arrangement during fiscal 2005. There can be no assurance that BSNL will route its ILD traffic through the Company in sufficient volumes or that the terms of the agreement will not be modified to the Company’s detriment. However during the fiscal 2005, the above agreement was renewed till March 2007 resulting in lower revenues for the Company. If BSNL and/or MTNL start carrying their own international telephony traffic, as the largest fixed wire line operators in India, their access to end customers could give them a competitive advantage over the Company, which could adversely affect the Company’s traffic volumes, revenues and net income.

Delays in reaching rate agreements with major international carriers could have an adverse effect on our business.

A substantial portion of the Company’s revenue is derived from foreign telecommunications administrations and carriers for connection to the Indian telecommunications network. As with most developing countries, the volume of incoming calls to India exceeds the volume of outgoing calls from India by a significant margin. However, following the termination of the Company’s monopoly in ILD services, incoming call traffic is also carried by other ILD operators, as a result of which the Company may no longer have positive traffic balances with a number of foreign carriers. Currently the Company’s settlement rates with foreign carriers for ILD traffic are negotiated with them from time to time. Any delay in concluding rate agreements with major international carriers, may adversely affect incoming traffic volumes and consequently the Company’s revenues.

Given the competitive scenario in India in the ILD sector, the prevailing settlement rates with respect to foreign carriers, are lower than in previous years and are well below the benchmark rates stipulated by the United States Federal Communications Commission (“FCC”). Any further lowering of benchmark rates by the FCC or delays in reaching final agreement with major carriers regarding rates could cause a significant decrease in the Company’s revenues from foreign carriers its working capital which in turn could have a material adverse effect on the Company’s financial condition and results of operations.

Illegal international telephony operators have adversely affected our call volumes.

Our call volumes have been adversely affected by the international telephony services offered by illegal operators in India. These operators offer cheaper services since they do not pay Interconnect Usage Charges (“IUCs”) or ADCs or other regulatory payments including license fees and taxes. According to various market estimates these operators have captured as much as 25 percent of the incoming ILD traffic into India. The Company has suggested to the TRAI that the reduction of IUCs by phasing out or reducing the ADCs will ensure that illegal operators have no competitive advantage or arbitrage opportunities. While the ADCs have been reduced by around 51 percent for international traffic terminating in India, there still exists an arbitrage of about Rs.1.60 per minute (being the current applicable ADC) for the illegal operators. Until the TRAI phases out the ADC component in the IUC and the Government implements measures to effectively prevent illegal telephony services, we expect our business to be adversely affected by illegal operators.

Telecommunications carriers that we do business with could suffer decreasing margins and financial distress, which may negatively impact our business.

As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers, particularly those in the US, which accounted for over 15.87 percent of our telephony revenues in fiscal 2006, have in the recent past suffered reduced profit margins as well as significant financial pressures. Some of these companies have been acquired by other US or European companies and are undergoing restructuring of their businesses. If any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us. There can be no assurance that all the Company’s receivables can be collected or that the Company will not be adversely affected by the financial difficulties of other carriers.

Our Mobile Global Roaming business may decline due to changing technologies.

Our wireless mobile global roaming business provides roaming services for GSM, Integrated Dispatch Enhanced Network, or iDen, Universal Mobile Telecommunications System, or UMTS, and Enhanced Specialized Mobile Radio, or ESMR, networks around the world. However, it may be more difficult for us to provide roaming between other network standards, including networks based on third generation, or 3G, standards, because our service may not be able to work with such other standards to identify mobile subscribers’ locations and profiles. Within the last several years, some roaming providers have begun to use protocol gateways that translate data from disparate networks into a single common language that permits the provision of roaming service to a variety of network types. As 3G networks become more prevalent, demand for our services may drop which would have a material adverse effect on our gross margins and financial performance.

Our international operations and investments expose us to risks that could materially adversely affect the business

We have operations and investments outside of India and the United States, as well as rights to undersea cable capacity extending to other countries that expose us to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries may exceed those in India and the U.S.;

•	foreign currency exchange rates may fluctuate, which could adversely affect our results of operations and the value of our international assets and investments;

•	foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with foreign laws and regulations that impose restrictions on our investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in India and U.S. laws and regulations relating to foreign trade and investment.

Any serious damage to the undersea telecommunications cable systems utilized by the Company might adversely affect the Company’s traffic and thereby its revenues.

A major part of the Company’s international traffic is routed through undersea cable systems landing in India and other parts of the world as well as through cable systems between different countries. These cables are prone to damage including cuts. Although such damage is normally not serious in nature and traffic can often be routed through the other remaining cable systems and satellites, serious damage could occur. Any serious damage to major cables could seriously disrupt traffic, leading to losses in revenue.

Our business may be adversely affected if we cannot fulfill our commitments on the significant contracts

We have undertaken number of complex and large contracts. If we fail to execute these contracts on time, it may result in reduction in our future revenues and in turn our profitability. Further, failure to meets our commitments under these contracts would result in damage to our reputation also. Our three largest customers accounted for 19.54 percent of our revenues in fiscal 2006.

Further, we operate in an industry which is largely dependent on the decision and actions of our customers and there are various factors which are outside our control, which may lead to termination of contracts. If due to any reason, we lose any of our major customers or they terminate the agreement entered into with VSNL, without any cause and with very little or no notice or penalty, it could negatively impact our revenues as well as our profitability and cash generation ability.

Termination of relationships with key suppliers could cause delay and costs

We are dependent on third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into our network. We are also dependent on suppliers for maintaining our extensive cable assets not restricted to undersea cable assets for repairs and maintenance of these various forms of cable systems. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment and we are unable to reach suitable alternative arrangements quickly, we may experience significant additional costs. If that happens, we could be materially adversely affected.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services

If technology that is necessary for us to provide our services were held under patent by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and offering products and services incorporating the technology.

To the extent that we are subject to litigation regarding the ownership of our intellectual property, this litigation could:

•	be time-consuming and expensive;
•	divert attention and resources away from our daily business;

•	impede or prevent delivery of our products and services; and

•	require us to pay significant royalties, licensing fees and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on our ability to provide our services, any of which could harm our business.

Impairment of our intellectual property rights could harm our business.

Our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws in various jurisdictions worldwide may not prevent misappropriation, and our failure to protect our proprietary rights could materially adversely affect our business, financial condition and operating results.

A third party could, without authorization, copy or otherwise appropriate our proprietary network information. Our agreements with employees and others who participate in development activities could be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may be subject to liquidity and execution risk and, if not offset by additional revenue, might adversely affect our financial condition and operating results.

We have made, and might in the future make, substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. These investments could require significant capital expenditures. The Company expended approximately Rs.10,208 million (US$ 229 million) towards capital expenditure in fiscal 2006 and expects its capital expenditure (including its subsidiaries) in fiscal 2007 to be approximately Rs.36,910 million (US$829.81 million).

The acquisitions made by the Company in the past and its commitments in its South African venture have caused the Company to substantially utilize its internal accruals and raise debt. The Company has announced and may in the future announce such cable projects. Such projects entail engineering, construction, obsolescence and other normal commercial risks, and there can be no assurance that the projects currently contemplated by us will not encounter cost overruns or project delays or will be completed or will operate as planned.

The Company has continued to invest in its Broadband project and shall continue to evaluate and invest in various technologies and options of providing Broadband services in India to its customers. Furthermore, there can be no assurance that financing for these investments, whether within India or elsewhere, would be available on attractive terms or at all. Furthermore, telecommunications technology evolves rapidly and there can be no assurance that any investments in new technology will have a positive impact on the Company’s financial results and neither can there be any assurance that the Company’s capital expenditures in such projects will be offset by adequate additional revenue or margins.

We may enter into arrangements for exchange of similar assets, traffic, services and other swapping arrangements, which may not be always beneficial to the Company.

The company may enter into agreements with other telecom operators and telecom asset owners for exchange of assets, including swapping of capacities, restoration arrangements, etc. Due to changes in the competitive scenario and other factors prevailing in the telecom industry, the company may not be always in a position to ensure an equitable exchange. The company will disclose such arrangements in its financial statements and also in its future filings.

Absence of a robust Business Continuity Plan could affect our business adversely

The Company’s operations are dependent on various IT systems and applications. Absence of a robust Business Continuity Plan can seriously impact our business in the event of a disaster of any nature.

Failure to complete development, testing and introduction of new services, including managed services, could affect our ability to compete in the industry

We continuously develop, test and introduce new communications services that are delivered over our network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, our new service offerings, including new managed services, may not be widely accepted by our customers. If our new service offerings are not widely accepted by our customers, we may terminate those service offerings and be required to impair any assets or information technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services, including new managed services, in a timely manner, our business could be materially adversely affected.

We are exposed to potential liability due to network failure or delays and errors in transmissions.

We use a collection of communications equipment, software and other applications for the high-speed transportation of large quantities of voice and data among multiple locations and geographies. Our success depends largely on our ability to deliver competitively priced, uninterrupted international telecommunications services. Any system or network failure that interrupts our operations could prevent us from providing some or all of our services. Given the complexity of our network, it may be possible that voice and data will be lost or distorted. Delays in voice and data delivery may cause significant losses to a customer using our network. Our network may also contain undetected design faults and software bugs that, despite our testing, may not be discovered in time to prevent harm to our network. The failure of any equipment or facility on the network could result in the interruption of customer service until we effect necessary repairs or install replacement equipment. Network failures, delays, and errors could also result from natural disasters, power losses, security breaches, acts of terror, and computer viruses. These failures, faults, or errors could cause delays or service interruptions, damage our reputation, expose us to loss of customers or customer liability, or require expensive modifications, any of which circumstances could have a material adverse effect on our business, financial condition and operating results.

We may identify significant deficiencies or material weaknesses as we implement procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Commencing with our annual report for the year ending March 31, 2007, we are required to include a report from our management relating to evaluation of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. As a consequence of the systems and procedures currently being implemented in order to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies, material weaknesses or other reportable conditions. Our measures to remedy these may involve significant effort, expense and the commitment of significant managerial resources. Additionally, depending on the nature and extent of any identified significant deficiency or material weakness, we may also be required to restate previously issued financial statements. Each of such actions may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

The Company has also initiated an exercise under the Enterprise-wide Risk Management mechanism and this effort may lead to Company identifying various additional risk, whether operating or otherwise, which may require the Company to spend considerable resources to mitigate such risks.

Our business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services

Our business depends on our ability to continue to develop effective business support systems and in particular the development of these systems for use by customers who intend to use our services in their own service offering. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. Business support systems are needed for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services; and

•	monthly billing for these services.

Because our business provides for continued rapid growth in the number and volume of services offered, there is a need to continue to develop these business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could materially adversely affect our ability to implement our business plans.

We may be unable to hire and retain sufficient qualified personnel; the loss of any of our key executive officers could adversely affect our business.

We believe that our success in the future will depend to a large extent on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. We expect to experience significant competition in attracting and retaining personnel who possess the skills that we are seeking. Our business is managed by a team of key executive officers and their immediate teams. Loss of any of these key executives could have a material adverse effect on our business. We have recently announced restructuring plans in our international operations. The success of these plans is integral to achieving synergies and improving the financial performance of these operations. In the event these plans are not successfully implemented due to internal or external reasons, it could have a material adverse effect on our business and financial performance.

Our profitability may be adversely affected if we become the victim of fraud or theft of services

The industry in which we operate has incurred losses in the last several years due to fraud. Unauthorized transactions or theft of our services could reduce our profitability substantially. Although we have implemented various measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic telecommunications markets. We endeavor to manage these theft and fraud risks through our internal controls and our monitoring systems. We believe that our risk management practices will be adequate but there is no guarantee that we may succeed in effectively controlling fraud.

The Company is substantially owned by the Tata Group and the Government of India, who have significant rights in relation to the election of the Company’s board of directors and may have interests which conflict with those of our other shareholders including holders of our ADSs.

As of 31 March 2006, Panatone Finvest Limited, a wholly owned subsidiary of companies affiliated with the Tata Group, owns approximately 40.61 percent, and the Government of India owns approximately 26.12 percent, of our total outstanding equity. Other Tata Group companies own approximately 4.54 percent of our total outstanding equity. Panatone Finvest Limited and the Government are parties to a Shareholders’ Agreement pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of July 31, 2006, our board of directors consisted of ten members, four of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government. There were four independent directors on the board as per the provisions of the Shareholders’ Agreement. As a result of their equity holdings and the Shareholders’ Agreement, Panatone Finvest Limited and the Government together have significant control over the matters coming up for consideration at the meetings of the Board and of the shareholders of the Company and they acting together at the meetings have the power to elect the directors and control all matters submitted to shareholders. There can be no assurance that the interests of Panatone Finvest Limited and/or the Government would be the same and their respective interests could differ from the interests of our other shareholders, including the holders of ADSs.

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

Under the terms of the Shareholders’ Agreement, Panatone Finvest Limited agreed that the Company would demerge certain lands that the Company owns in Pune, Kolkata, New Delhi and Chennai, India into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land with a view to completing a transaction that is beneficial from a tax and stamp duty perspective. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company.

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

The growth of telecommunications traffic is related to general economic growth and slowdowns in the Indian economy could result in slower growth rates in telecommunications traffic in India. A significant part of the Company’s revenues are derived from calls originating in the United States. During the year ended March 2006, approximately 15.87 percent of the Company’s operating revenue was from the United States. Slowdowns in the US economy, as well as in other countries where the Company does significant business, may negatively affect our business. The information technology (“IT”) sector is a major contributor to the telephony and leased channel revenues of the Company and therefore the Company’s revenues might be adversely affected by slowdowns in the IT sector.

Litigation could be harmful and costly to our business.

We are defending material litigation described in Item 8 –”Legal Proceedings”. Regardless of the outcome, we will incur substantial legal cost (including damages which other party may demand). In addition, this type of litigation may strain our resources and divert management attention, causing our business to suffer. Further, any adverse outcomes in such lawsuits could materially adversely affect our financial condition or operating results.

A substantial portion of Company’s assets are located in India and the outstanding shares are listed on the Indian stock exchanges. Accordingly, the Company’s performance, the market price and liquidity of the shares and of the ADS may be affected by changes in exchange rates and controls, interest rates, government policy and taxation and other political, economic or social developments in or affecting India.

Since 1991, successive Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including the Company.

India held elections for a new Government in April-May 2004 and the Government changed for the sixth time since 1996. Since no party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections, the present Government is made up of a multiparty coalition. There can be no assurance that the Government, which is presently supported by other political allies, will continue to receive such support. The next general elections are due to be held in 2009. Political instability could delay the reforms of the Indian economy and could have a material adverse affect on the market for securities of Indian companies, including our shares and ADS.

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

Terrorist attacks, such as the ones that occurred in US and India in 2001 and in Mumbai, India in 2003 and 2006 and other acts of violence or war may negatively affect the Indian markets where the Company’s equity shares trade and also adversely affect the world-wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company’s business. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

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

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (21 percent of our issued and outstanding equity shares) as of March 31, 2002 to approximately 17 million (6 percent of our issued and outstanding equity shares) as of March 31, 2006. This may affect the liquidity of the market for the Company’s ADSs and the price at which they trade.

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

Following a competitive bidding process, in February 2002 the Government selected Panatone Finvest Limited as the strategic partner for the sale of the Government’s 71,250,000 equity shares representing 25 percent of the outstanding voting capital of the Company. The Government also simultaneously divested approximately 1.85 percent of the outstanding shares of the Company to its employees. A share purchase agreement (the “Share Purchase Agreement”) giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002. In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the Equity Shares from other shareholders of the Company. Other Tata Group entities have since made open market purchases and sales of the Company’s equity shares, and the consolidated shareholding of the Tata Group in the Company as of March 31, 2006, was approximately 45.15 percent and the Government’s shareholding was approximately 26.12 percent.

The Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002, pursuant to a notice of early termination by the Government of India. With effect from April 2002, the Government of India licensed new operators to provide international telephone services, who now compete with the Company.

In a bid to strengthen and consolidate its presence in the Internet and broadband business in India, in March 2004 the Company acquired the narrowband and broadband businesses of Dishnet’s ISP division for consideration of Rs.2,700 million. The acquisition gave the Company access to a sizable number of customers in both dial-up and broadband services and presence across 38 cities and 200 towns within India.

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator. The Company through a wholly owned special purpose vehicle which was incorporated in Singapore owns 47 percent in SEPCO, a company incorporated in South Africa and SEPCO in turn owns 51 percent in Neotel the Company that will provide telecommunication operations in South Africa. The other equity partners are the state-owned Eskom and Transnet (15 percent each), Nexus (19 percent) and two private consortia. This new venture launched the Neotel brand on August 31, 2006 and the started Neotel’s first telecommunications services to the wholesale telecommunications market. Neotel has also launched its IP transit services – essentially wholesale international Internet connectivity for local Internet Service Providers (ISPs).

On July 1, 2005, the Company completed its acquisition of TGN’s approximately 65,000 km undersea cable network across North America, Europe and Asia including a number of TGN’s employees, customers and commercial contracts for a cash consideration of Rs.5,359 million (US$120 million) plus acquisition costs of Rs.785 million (US$18 million). TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into direct and indirect wholly-owned subsidiaries of the Company on the date of acquisition.

On February 13, 2006, the Company completed its acquisition of Teleglobe for a cash consideration of Rs.7,924 million (US $178 million) plus acquisition cost of Rs.264 million (US$6 million). Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services. Teleglobe operates global telecommunication networks, has ownership interests in subsea and terrestrial cable systems and enables Internet connectivity through the use of satellites.

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly known as Tata Power Broadband Limited ), a 100 percent subsidiary of Tata Power Company Limited (TPC), for total consideration of Rs.2,021 million (US$ 45 Million). VBL has approximately 650 km of fiber running through the Indian city of Mumbai and approximately 150 km of fiber running through another Indian city, Pune.

On February 28, 2006, the Company purchased the internet service provider (ISP) business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million and acquisition costs of Rs. 1 million. The purpose of the acquisition is to strengthen the last mile access for Internet Broadband services.

On May 8, 2006, the Company signed a Share Purchase Agreement (SPA) to acquire Direct Internet Limited (DIL) and its wholly-owned subsidiary, Primus Telecommunications India Limited (PTIL) for a total purchase consideration of Rs. 942 millions. The acquisition was completed on June 23, 2006.

The Company’s Internet website address is http://www.vsnl.in. The information on the Company’s website is not incorporated into this document. The Company’s registered office is located at Mahatma Gandhi Road, Mumbai 400 001, India (+91-22-6657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

Business Overview

The Company, through itself and its operating subsidiaries, is primarily engaged in the telecommunications, bandwidth provider and information services business. The Company is a facilities based provider of a broad range of integrated communications services categorized by certain line of business. We offer our services and products to consumers in India and services and products to business enterprises and other providers of telecommunications services worldwide. The services and products that we offer vary by market, and include: local exchange services, dedicated connectivity services, mobile roaming, satellite communications, wireless communications, national long-distance services, data/broadband and internet services, voice, managed networking and wholesale voice transport services.

To better manage our international operations, the Company established subsidiaries in several countries, including but limited to, Sri Lanka, United States, Canada, United Kingdom, Singapore, Hong Kong, Bermuda, Guam, the Netherlands, Japan, France, Spain, Portugal, Germany, Italy, Australia, Norway, Poland and Belgium. Some of the Company’s international subsidiaries have started providing a wide range of services to both wholesale and enterprise customers. The Company is also part of a joint venture to provide telecommunications services in Nepal.

In 2005, the Company acquired TGN. We expect that the acquisition of the TGN under sea cable business will enable the Company to expand its bandwidth sales, both on an IRU and on lease basis, generate operating, administration and maintenance revenues and sell co-location space. The customers of the TGN businesses are primarily telecommunications carriers, governmental entities, education and research institutions and large enterprises / ISPs that require geographic coverage across the major business centers around the world, including the east and west coast of the US, UK, Europe and parts of the Asia-Pacific region.

On July 25, 2005, the Company, along with its wholly-owned subsidiary VSNL Telecommunications (Bermuda) Ltd., entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Teleglobe, a leading provider of international voice, data, Internet and mobile roaming services incorporated in Bermuda. On February 14, 2006, Teleglobe was amalgamated with VSNL Telecommunications (Bermuda) Ltd. and the resulting company is now a wholly owned subsidiary of the Company.

Historically, the Company provided public international telecommunication services in India, directly and indirectly linking the Indian domestic telecommunications network to approximately 236 international destinations. The Company currently operates four international switching and transmission facilities for voice as well as integrated services digital network (“ISDN”) services at four gateways in Mumbai, Delhi, Chennai and Ernakulam, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links

The Company continues to derive a substantial portion of its voice revenue from foreign telecommunications administrations and private carriers including for the delivery of international calls to India and from access providers in India for the delivery of international calls abroad. The Company shares revenues received from foreign telecommunications administrations and carriers for incoming international calls terminating in India with access providers in India. The sharing of such revenues is pursuant to the terms of interconnect agreements and commercial terms agreed from time to time with the relevant access providers. The following is a breakdown of the Company’s revenues in terms of the location of the foreign administrations, private carriers and access providers:

	Year ended March 31,
	2004		2005		2006		2006
	Rs. Millions						US$ Millions
India	Rs.	17,970	Rs.	18,949	Rs.	21,134	US$	475
United States of America		5,216		3,343		7,214		162
United Kingdom		—		—		3,459		78
United Arab Emirates		2,822		2,634		2,606		58
Rest of the world		6,240		7,522		11,043		248

Total	Rs.	32,248	Rs.	32,448	Rs.	45,456	US$	1,021

Services of the Company

The Company historically provided voice related products. Since 2002, the revenue mix of the Company has evolved significantly and coupled with the Company’s acquisitions of TGN and Teleglobe, the Company’s revenue model has rapidly changed from a voice centric model to a diverse model both in terms of products and geographic reach.

The Company’s business is the provision of public international switched telecommunication services (telephone, telex and telegraph), data services such as international private leased circuits, frame relay, managed data network services, internet leased lines etc, and value-added services, Internet telephony, satellite mobile telecommunications, Internet dial-up access, throughout India, electronic data interchange, video conferencing, the transmission of television signals, packet switched data transmission and e-mail services. The Company also offers NLD services and internet broadband services in certain parts of India. The Company’s other services include collocation services, wavelength, private line, dark fiber and trans-oceanic services.

The following is a break-down of the Company’s revenues in terms of its major line of businesses i.e. Wholesale, Enterprise, International and Others:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Wholesale Business	Rs.	21,389	Rs.	15,841	Rs.	15,727	US$	353
Enterprise Business	Rs.	7,706	Rs.	10,979	Rs.	11,588	US$	260
International		—	Rs.	194	Rs.	10,270	US$	231
Other	Rs.	3,153	Rs.	5,434	Rs.	7,871	US$	177

Total	Rs.	32,248	Rs.	32,448	Rs.	45,456	US$	1,021

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

The Company intends to implement this strategy as follows:

Diversifying its business model by increasing its range of service offerings

The Company intends to strengthen its position in the market for Data and value added services, by offering services like International Private Leased Circuits, MDNS, FR, Internet leased lines, virtual private networks, co-location, managed services based on internet data centers and application support services. The Company has already introduced new products and services catering to the needs of corporate customers such as corporate Internet telephony, voice over IP and bandwidth on demand.

Growing its retail offerings

The Company has integrated its retail offerings under a single package, offering services such as Internet access, net telephony and email to its customers. The Company has also deployed a fully owned Internet telephony infrastructure. The acquisition of the ISP business of Dishnet DSL Limited in 2004 has given the Company access to a larger broadband subscriber base and enables it to offer customers additional Internet-based products in almost 43 cities. The Company has started offering pre-paid and post-paid ethernet-based broadband connections. Triple-play broadband with an integrated offering of voice, data and video services is a major thrust area and the Company intends to have a significant and large-volume presence in this segment.

TATA INDICOM Brand

The Company’s retail offering and certain enterprise products and services are marketed under the TATA INDICOM brand. TATA INDICOM is an umbrella brand of the TATA Group for its telecom products and services.

Maintaining leadership and profitability in wholesale Voice Services

The Company is re-engineering parts of its business so as to maximize competitiveness. These initiatives include:

•	re-aligning technical and service capabilities to provide better performance;

•	geographic diversification with international points of presence;

•	thrust on profitability rather than traffic volumes by concentrating on traffic with higher retentions.

Teleglobe’s acquisition makes the company a global major in wholesale voice and carriage of ILD minutes. Teleglobe already carries a large share of the VoIP traffic and is a leader in wholesale voice services. With this acquisition VSNL extends the reach of its voice services to the entire globe (240 countries and territories). The acquisition gives VSNL a global scale to maximize competitiveness. Further the company is working to achieve significant synergies that can be derived out of TGN, Teleglobe and VSNL through integration of operations.

Leveraging its expertise through overseas expansion, greenfield ventures and acquisitions

The Company believes that geographic diversification is important to achieve improved revenues and profits. The Company completed the acquisition of TGN, a state-of-the-art undersea cable network that spans 65,000 kilometers and connects the continents of Asia, North America and Europe. The TGN business has been integrated with the International Business Group that the Company had set up in 2004 to manage its international expansion. Acquisition of Teleglobe, has resulted in the company having a direct operating presence in as many as 37 countries across the world. More than 25% of the company’s workforce is international. Many integration initiatives and projects have been commenced to achieve synergies from the two acquisitions. Green field ventures such as South African venture shall enable the Company to further widen its scope of operations.

Achieving synergies with other Tata Group companies

The Company believes that its strengths complement those of other companies in the Tata Group. Synergies with Tata Group companies could include access to their existing subscriber bases and the opportunity to share their infrastructure. In this regard, the Company’s investment in Tata Teleservices (“TTSL”) to provide the Company with access to TTSL’s end customers’ long distance traffic is a step towards achieving synergies. The Company created a common marketing platform, called the Tata Indicom Enterprise Business Unit (“TIEBU”), with other Tata telecommunications companies. This unit provides sales and marketing coverage to the more than 500 Indian corporate accounts based on the needs of their respective industries and offers integrated voice and data solutions under the Tata Indicom brand. The Company also partners other Tata Group companies in the software sector to provide customers a broad range of end-to-end solutions.

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

The Company continues to upgrade its internal processes including its information technology systems for customer relationship management, billing and integrated network management. Cost rationalization and profit enhancement continue to be major thrust areas that are aimed at increasing efficiency and productivity; cutting costs; optimizing telephony traffic, equipment and infrastructure; and improving debt recovery and timely collections.

Implementation of “Enterprise-wide Risk Management” Framework

The Company is establishing an Enterprise-wide Risk Management Framework to take advantage of opportunities and optimally manage risks as well as to comply with the requirement under Clause 49 of the Listing Agreement entered into with the Indian Stock Exchanges. In line with the Company’s commitment to deliver sustainable value, this framework aims to provide an integrated and organized approach for evaluating and managing risks.

Organizational Structure

The Company is a part of the Tata Group which comprises 93 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata Group is one of India’s largest and most respected business conglomerates, with estimated revenues of $22 billion in fiscal 2006. Tata Group companies collectively employ approximately 220,000 people. The Tata Group has operations in more than 40 countries across six continents, and its companies export products and services to 140 countries.

As of March 31 2006, Panatone Finvest Limited in conjunction with other companies of the Tata Group held approximately 45.15 percent of the outstanding equity of the Company, and the Government held approximately 26.12 percent. Panatone Finvest Limited is in turn affiliated with the Tata Group of companies and its shares are held by Tata Sons, Tata Power, Tata Steel and Tata Industries. Panatone Finvest Limited, in which the current shareholding of Tata Sons and Tata Power is 60.010 percent and 39.983 percent, respectively, with Tata Steel and Tata Industries holding the remainder equally, acquired this stake as a result of the Government’s decision to sell to a strategic partner through a competitive bidding process. See “Item 4. Information on the Company—History and Development of the Company.”

Wholesale Business

In India, the Company carries ILD traffic as an International Long Distance Operator (ILDO) licensed by the Government. The Company does not operate as an access provider and therefore has no direct access to end customers. As an ILDO, the Company carries outgoing international telephony traffic from local access providers and long distance operators in India to different international termination destinations in accordance with its arrangements with other international carriers. The Company also carries traffic terminating in India from international carriers. Such traffic is terminated on the network of local access providers in India based on its arrangements with them. The Company also provides hub and transit facilities to other international carriers for termination of their traffic to other international destinations. The Company operates the switching and transmission infrastructure to connect the Indian domestic telecommunications network with foreign networks and, in coordination with foreign telecommunications administrations and carriers, to ensure the flow of international traffic between these networks. An outgoing international telephone call from India routed through the Company originates on one of the local Indian telephone exchanges operated by MTNL, BSNL or private fixed line or cellular network operators, and is transferred to one of the Company’s gateways. The call is then switched by the Company’s system to the desired international destination via satellite, undersea cable or both based on a pre-determined routing plan developed by the Company in coordination with the foreign telecommunications administration or carrier. The foreign administration or carrier receiving the call through the international circuits are then responsible for final delivery of the call to the recipient. Similarly, when an international call is received at one of the Company’s gateways, the call is switched from the gateway via the Indian domestic network to one of the local exchanges of the access providers, from which it is transmitted to the recipient.

The Company continued to handle the majority of MTNL’s international outgoing traffic from India and an estimated ~55% of BSNL’s international outgoing traffic during the fiscal 2006. The overall outgoing traffic from India has been increasing due to growth of subscriber base and telephone density, economic growth and continued reduction of tariffs in India. However, the outgoing traffic of VSNL was marginally lower than fiscal 2005 due to increased competition in the ILD sector.

In fiscal 2005, following negotiations with BSNL after its acquisition of an ILD license, the Company started carrying the outgoing ILD traffic of BSNL under a wholesale carriage agreement with BSNL to share the Company’s infrastructure. This agreement provides for the Company to handle BSNL’s ILD traffic at an agreed cost per minute of traffic handled. The agreement was initially effective until October 31, 2005 and was extended up to March 2007 after re-negotiation of the terms.

During fiscal 2005, the Company established overseas points of presence in New York, Los Angeles and London. The Company offers International Direct Dialing and Home Country Direct Services and also provides operator assisted international calls. The Company also offers outbound international toll free services from India.

Enterprise Business

The Company offers customised, end to end voice and data solutions to enterprise customers world-wide. The Company provides the following services to corporate customers:

International Private Leased Circuits (“IPLCs”) The Company offers international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in one country to a fixed point in another. These services are provided using the Company’s international gateways, earth stations and cable stations. Here, a subscriber contracts with the provider for the right to use a certain amount of bandwidth between two specified points, and this bandwidth can be used for voice, data, high speed graphics or other transmissions. The IPLC market in India has grown at an annualized rate of over 60-70 percent per year during the last four years primarily as a result of the growing information technology and business processing outsourcing industry in India. To augment this service further, the Company has commissioned its own under-sea cable system connecting Chennai in India with Singapore.

National Private Leased Circuits (“NPLCs”): The Company provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across a particular country, such as India. The Company has set up a countrywide optical fiber cable backbone, which connects national long distance points of presence on a high capacity network.

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

ATM Services. The Company provides ATM services which are used to send digital information such as voice, Video and data traffic quickly and cost-efficiently to many destinations from one port.

MPLS Services. The Company provides MPLS services which are used to send digital information such as voice, Video and data traffic quickly and cost-efficiently.

International Business

Voice Transport Services. Our portfolio of wholesale voice services is comprised of several product lines:

•	International Switched Transit Service. International Switched Transit Service, or IST, is a product that provides carriers with global reach beyond their own network by offering access to countries where no direct connectivity may be available or where alternative or overflow routing is needed. IST traffic originates and terminates outside of our domestic network. Once switched to our facilities, it is transported to specified destination correspondents via bilateral facilities. We provide termination to more than 90 countries via both fiber and satellite. The calling party is billed by the originating carrier, who pays us a transit fee and pays a settlement charge to the destination carrier for each minute of traffic sent.

•	Virtual Transit Services (VTS, VTS Economy, VTS Prime). Our Virtual Transit Service, or VTS, is intended for international carriers’ voice traffic. VTS offers customers an “instant voice network” and affords local telephone companies, interexchange carriers and global telecom carriers the opportunity to purchase network capacity quickly and cost effectively. VTS provides a good quality voice call completion service consistently to anywhere in the world at competitive prices. The VTS Economy service provides an aggressively-priced voice call completion service for wholesale customers that manage many suppliers and have sophisticated routing capabilities. Our Premium or VTS Prime Service gives customers access to the highest quality routes on our network with guaranteed Caller Line Identification, which allows our customers to offer Caller ID services.

Data Transport Services. Our portfolio of wholesale data services is comprised of the following main product lines: IP transit, broadband services, bandwidth services and broadcast services.

•	IP Transit Service. We are a Tier 1 ISP and have a global IP backbone with 27 communication nodes in North America, four in Asia, 19 in Europe and two in the Middle East. Our POPs are located at Internet exchanges or carrier hotels to simplify interconnection to our IP backbone. We also operate five earth stations for satellite connections to the IP backbone. We have over 70 peering arrangements with other Tier 1 carriers providing over 100G of direct connectivity. We connect more than 90 countries to the Internet.

Our core network is fully MPLS enabled, which allows the information to traverse the network more quickly, reducing latency and the amount of accompanying required but non-revenue producing data and creating additional capacity to carry more traffic. We are also prepared for the next version of the IP protocol, IP version 6 or IPv6, which is expected to eventually replace the current protocol IPv4. We offer IP transit with a service level agreement that guarantees set levels for round-trip delays, packet loss, reachability and mean time to repair. IP transit via our Internet backbone is available from virtually any region in the world with bandwidths ranging from 64K to 10 Gbps. We offer a choice of usage-based or fixed rate billing.

•	Local and International Internet Access Service. This service provides connectivity from virtually any country to one of our Internet nodes on our global Internet backbone. Carriers, ISPs, research and educational institutions corporations, and teleport operators can connect to our Internet backbone via a local or national carrier or a competitive local exchange carrier. Internationally, our customers can connect to our Internet backbone using a wide range of fiber, satellite or hybrid access options. These options include traditional International Private Lines, or IPLs, which are dedicated, point-to-point secure connections via our global network, satellite access services like Simplex Asymmetric and DVB/IP.

•	Managed Node Service. This IP transit service option is designed to enable customers to physically locate nodes in our facilities while still being an integral part of such customer’s network. This service eliminates the need for ISPs to directly secure their own facilities and local operations staff or to make a capital investment in equipment.

•	Bandwidth Services. Our bandwidth services, also known as International Private Leased Circuits or IPLCs, provide customers with dedicated high-speed connections between our network POPs over which they can transport voice, data, facsimile, messaging and video conferencing. Our bandwidth services provide customers with capacity to meet their transport needs. The services may be sold as IRU or other services with terms of one to 15 years.

•	Full Circuit International Private Line Service. Our Full Circuit Lines, or IPL Service is a secure high-speed dedicated connection provided between two of our international POPs over our network.

Value-Added Services. Our value-added services are comprised mainly of our Mobile Services. Tailored to specific needs of the mobile operators, these services provide them with the ability to seamless interconnect to other networks, as well as to leverage their interconnection to our network to access innovative offerings offered in Application Service provider mode.

•	Wireless Global Roaming. Our Wireless Global Roaming Service, or WGR, is our flagship signaling offering intended for mobile network operators. It allows for the interconnection of signaling between different operating standards such as American National Standards Institute, or ANSI, and International Telecommunications Union-Technical, or ITU-T. While this service is predominantly used for the purpose of international roaming of subscribers between networks using either GSM or iDEN™ technologies, it is also utilized for the termination of SMS traffic between networks operating in regions using different signaling standards. For SMS traffic terminating to the USA, the WGR service resolves wireless number portability.

•	SCCP Service. Short for Signaling Connection Control Part, SCCP is an inter-carrier signaling transport service, which relies on global titles of the layer 3 of the SS7 protocol layer to route SS7 traffic. Reliable, secure and full-featured, our SCCP service is designed for GSM and ESMR/iDEN™ mobile operators who wish to use our far-reaching signaling network to interconnect to other mobile network to allow roaming and SMS delivery. As an option, our SCCP service provides for the ITU/ANSI signaling conversion of the stand-alone WGR service, allowing seamless connectivity to and from North America.

•	Cross Standard SMS Termination. This service is an expansion of our basic Wireless Global Roaming offering. It provides ITU-T based mobile operators with the necessary translation of GSM SMS messages and its delivery to most North American Code Division Multiple Access, or CDMA, operators. It also provides reach, conversion and termination of SMS to the Chinese specific China Mobile peer-to-peer 2.0, or CMPP 2.0, SMS message format.

•	Signaling Monitoring, Alarming and Reporting Tool. This service, which we refer to as SS7 SMART, allows mobile operators to monitor the signaling traffic they exchange with carriers worldwide in order to monitor and block potential fraud and unsolicited use of their network. SS7 SMART imbedded reporting tools also allow operators to generate traffic reports for the purpose of billing and reconciliation of their SMS interconnection agreements.

•	Managed Roaming. Enables mobile operator to preferentially select which network their outbound roaming subscribers will log onto, offering them an opportunity to better control their cost as well as their user’s experience. Centrally operated on our premises and offered as Application Service Provider, mobile operators can utilize all the features and benefit of such a solution without any incremental capital expenditure.

Others

In addition to the wholesale, enterprise services and international services described above, the Company offers a number of other services. A brief description of some of these services is set forth below:

National Long Distance (“NLD”). The Company received its NLD license as part of the compensation package received from the Government of India upon the early termination of the Company’s monopoly in ILD services and in September 2002, the Company entered the NLD services market in India. As per the initial licensing conditions the company was obligated to roll out NLD Services in 322 LDCA’s spread over 21 circles all over the country in a period of seven years. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. The Company has signed interconnect agreements with most basic and cellular mobile service operators in the country including BSNL and MTNL to terminate NLD traffic on their networks. By Nov 30, 2005, the Department of Telecommunications has informed us that they have taken on record our request for interconnection with other operators at 270 Long Distance Charging Areas (“LDCAs”). Long distance charging area is one of the many areas in to which the area of the country is divided for the purpose of charging for NLD calls . In Dec 2005 the roll-out obligation has been removed by licensor for all NLD Operators , however to reduce the carriage cost the Company plans to extend its network from LDCA’s to SDCA’s. SDCA is one of the many areas into which a LDCA is divided for the purpose of charging NLD calls. To increase its footprint and accelerate rollout, the Company has a national network of about 36,000 route kilometres. As a result the Company carried over 2.9 billion minutes in fiscal 2006 compared to about 1.5 billion minutes in fiscal 2005.

The Company launched outbound calling cards in April 2004, accessed through a toll-free number. However, these cards could be used only from phones within the Tata Teleservices Limited’s network because other local service providers do not allow access from their network to the Company’s toll-free number for the calling cards. In February 2005, TRAI asked the Company to stop sale of outbound calling cards and the Company approached the TDSAT challenging the TRAI order. In its recent judgment, TDSAT has upheld the TRAI order. The regulator has advised the company to seek no objection certificate from department of telecom for sale of Inbound calling cards in India and pending receipt of this NOC, sale of cards has been suspended. During fiscal 2006, the company has introduced white labeled services for Calling Cards of other operators by providing sharing of IN-platform/infrastructure.

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

High Speed Internet Access through Metro Ethernet. In June 2004, the Company launched broadband services using metro Ethernet technology, which enables data transfers at high speeds. Ethernet cabling provides end users capacity of up to 10/100 Mbps, resulting in shorter access times for voice, video and Internet.

DSL Net Access using IP DSLAM. The Company has started providing Internet access using Digital Subscriber Line (DSL) technology. The technology provides bandwidth of up to 22 Mbps.

Net Access using Wi-Fi. The Company provides Wi-Fi, or Wireless Fidelity, for internet access. This service allows the customer to connect to the Internet without wires at speeds that are almost ten times faster than a regular dial-up connection. Wi-Fi networks operate in the unlicensed 2.4 radio bands, with an 11 Mbps (802.11b) or 54 Mbps (802.11g) data rate, respectively. So far approximately 100 sites across the country have been thus connected. The sites where this service is generally enabled are hotels, airports, food outlets, shopping malls and hospitals. These cards are sold to the retail customer who wishes to access wireless Internet (mostly on his/her laptop) at these sites.

Inmarsat Mobile Services. The Company offers satellite mobile telecommunication services via its Inmarsat satellite system for land-based as well as maritime users. The services offered support voice, fax, data, telex and high-speed data access.

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

Content Services: For both dial up and High Speed Internet Access customers, VSNL provides a range of content services, which include applications, audio and video services. These services can be purchased using the same account that the customers have for accessing dial up and high speed internet.

Net Access through Cybercafe: VSNL offers customers internet access through Cybercafés set up at Tata Indicom True Value Hubs and at Railway stations (Tata Indicom Railtel Cyber Express). They can buy prepaid cards at the cybercafé, log in and browse internet at high speeds. These services in the near future will also be extended to the existing dial up, broadband and wifi customers of Tata Indicom.

Managed Data Network Services. The Company introduced managed data network services in January 1997, and now offers these services through the networks of AT&T, Cable & Wireless, SingTel, Telekom Malaysia, NTT, KDDI, Verizon and Reach. The Company’s managed data network services provide private data communications services to corporate customers in India.

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

Global VPN services :The company offers national IP based VPN services. On its global VPN service, a new technology “MPLS technology” is being used for VPN services. The company plans to enable 120 Points of presence to deliver the service across various locations within India, out of which 114 are live and functioning. The Company also offers international VPN services across 14 POP’s based on this technology.

Television Uplinking. The Company started providing television uplinking facilities on 24 x7 basis to various broadcasters, in October 1998. The Company also provides international and domestic relay of television programs and news services via satellite, fiber on a contractual basis as well as on demand basis to various media customers. The Company also uses Digital Satellite News Gathering (DSNG) terminals for “on-site” live video uplinking.

Transponder Lease Services. The Company provides transponder capacity to media broadcasters and Government Institutions in India for the purpose of broadcasting services and other services. The Company has long term commitments for these capacities with Intelsat.

Insta CC services-It is the Company’s hosted IP based contact centre service. It is based on one of the world’s leading ASP hosted contact centre solutions from Cosmocom.

VcIPLC service- This service was launched in Feb 2005 as a part of VSNL’s new product initiatives. Its an uncompressed TDM voice solution for customers making bulk inbound / outbound calls to foreign destinations. It mainly caters to the call centre segment of customers. VcIPLC is the best choice for start up call centres as they have the flexibility to scale up and pay only for the bandwidth they use.

Microsoft live meeting : This is a hosted web based conferencing service where you can share your presentations & applications such as word, excel, powerpoint etc on a secured network. VSNLis the reseller of this service in India since November 2005.

International Toll Free Service. Our International Toll Free Service, or ITFS, is a fully automated, caller-dialed service option, which allows users to receive toll-free calls from over 80 countries globally. These calls can be terminated to our customers at almost any location in the world. ITFS features include automatic number identification, Caller Line Identification and calling number delivery and originating line information.

Universal International Free Phone Service. Sometimes referred to as a “Universal 800” or “Global 800” number, our Universal International Free-Phone Service is an option included in our standard ITFS service that allows a customer to request a single international 800 number. The number can be used to receive calls from multiple selected countries and remains the same throughout the world regardless of the country or telecommunication carrier. This service is available in 36 participating countries.

Inbound Collect Service. Our Inbound Collect Service provides resellers and international carriers a quick and affordable means to offer collect calling to the U.S and Canada. A caller outside of the U.S. or Canada places a call with his or her local carrier or call center, which routes the call through our network to its final U.S. or Canadian destination utilizing either our customer’s operator service or our service.

Revenues from Businesses

The Company derived 100%, 99.4 % and 77.4 % of revenues from its India operations for fiscal years 2004, 2005 and 2006 respectively. Accordingly Nil, 0.6 % and 22.6 % of the Company’s revenue was derived from its International operations for those same periods.

The break up of its India revenue is as under for fiscal 2004, 2005 and 2006:

	2004	2005	2006
Wholesale Business	66.33%	49.11%	44.70%
Enterprise Business	23.90%	34.04%	32.93%
Other Businesses	9.77%	16.85%	22.37%

The Company’s wholesale revenues for its India operations continue to decline despite increased volumes primarily due to reduced tariffs and margins in India. The Company’s Enterprise revenues are maintained despite a drop in the tariffs in India due to higher volumes of traffic carried over the Company’s network. Growth in value added services and national long distance services are continuing to expand year on year.

From representing nil revenue in 2004 to 22.4% of the Company’s revenue in 2006, the Company’s globalization strategy has contributed significantly to the Company’s revenue growth.

Payments to and from Foreign Administrations or Carriers

The Company has international services telecommunication agreements with more than 230 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls billed in India, and by the foreign administrations or carriers to the Company for the use of its facilities (and the local Indian networks) in connecting international calls billed abroad.

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

Following the opening up of the ILD business in India to competition from April 1, 2002, the Company was required to have revenue sharing agreements (also called “interconnect agreements”) with every domestic fixed line or mobile operator, including BSNL and MTNL. The Company has had in place inter connect agreements with BSNL, MTNL, and other basic and cellular operators in the country.

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

The commercial terms of the company’s agreements have changed based on revisions of IUC announced by the TRAI from time to time as brought out below.

a. New interconnect agreements with BSNL and MTNL effective May 1, 2003, required them to pay amounts ranging from Rs.6 to Rs.14 per paid minute on outgoing international traffic depending on the geographic region. The Company paid BSNL and MTNL amounts ranging from Rs.5.00 to Rs.6.60 per paid minute for India terminating traffic depending upon the distance from BSNL’s or MTNL’s nearest designated trunk automated exchange. Volume discounts were availed in respect of incoming calls depending upon the volume of traffic.

b. With effect from February 2004, revised IUCs were announced by TRAI. The agreements with BSNL, MTNL and other telecom operators required amounts ranging from Rs.1.69 to Rs.14.10 per minute to be paid to the Company for outgoing traffic. In the case of incoming calls, the Company was required to pay termination charge and the effective cost ranged from Rs.4.55 to Rs.5.65 per minute depending on the distance slab to which the incoming traffic is being terminated.

c. With reduction of the ADC announced by TRAI effective February 1, 2005, the Company was required to pay termination charges for India terminating traffic and the effective cost ranged from Rs.3.55 to Rs.4.65 per minute. This included ADC of Rs. 3.25 per minute payable to BSNL. The rates for outgoing traffic were not regulated and were determined by competition. These rates included ADC of Rs.2.50 per minute payable to BSNL for all traffic originating from networks other than fixed line networks.

d. Further revision of IUC charges was notified by TRAI effective from March 1, 2006, and the Company is required to pay termination charges in the range of Rs.1.90 to Rs.2.55 per minute for international incoming traffic to India. This includes an ADC of Rs. 1.60 per minute payable to BSNL for all international incoming traffic. The rates for outgoing international traffic are not regulated and are determined by competition. These rates include ADC of Rs.0.80 per minute payable to BSNL for all traffic originating from networks other than fixed line networks.

The company is also liable to pay a revenue share of 1.5% of the Adjusted Gross Revenue (AGR) to the BSNL as ADC on all international traffic. AGR for the purpose of revenue share is defined to be the same as that for payment of Licence Fee of 6% payable to the Licensor, i.e., the Department of Telecom from 1st January, 2006.

License Fees

Under its ILD license agreement with DoT, the Company pays a license fee based on a percentage of its Adjusted Gross Revenue (AGR). The percentage is currently 6% as of January 1, 2006, and was 15% prior to such date. The Company has been in a dispute with DoT concerning the computation of AGR, and in particular whether certain items of revenue and certain items of costs should be excluded. The Company believes that income from non-licensed and financial activities (such as interest on investible surplus, interest on income tax refunds, dividends, profit on sale of investments, rental income and income from TV uplinking services), as well as charges passed on to other service providers for voice and data services (such as charges for use of network elements such as domestic bandwidth, space segments and port charges) should be excluded. The Company filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (TDSAT) seeking clarification of the definition, and TDSAT stayed the DoT’s order pending a hearing on the matter. The TDSAT asked theTRAI to re-examine the definition.

The Company accrued on its financial statements the full amount of license fees payable without taking into account such exclusions as discussed in the preceding paragraph . The Company has paid license fees from the first quarter of fiscal 2005 onwards, in accordance with a legal opinion received by the Company which upholds its stand. The amounts accrued and paid in fiscal years 2003, 2004, 2005 and 2006 under ILD and NLD licenses were as follows:

	(Rs in million)
Fiscal Year	Fees Accrued	Fees Paid
2003	4,037	3,967
2004	2,734	2,488
2005	2,811	1,622
2006	1,932	1,776

On September 13, 2006, the TRAI made its recommendations to the TDSAT which included the following:

•	Income from dividend should be excluded from AGR

•	Only interest calculated on refundable deposits should be included in AGR

•	Capital gains on account of profit on sale of assets and securities should not be part of AGR unless the receipts have come from ‘establishing, ,maintaining and working of telecommunications

•	Revenue from reversal of provisions like bad debts and taxes should not be part of AGR, however revenue from reversal of vendors’ credit should form part of AGR

•	Income from property rent should be excluded from AGR unless such receipts have come from ‘establishing, ,maintaining and working of telecommunications

•	Payment for domestic bandwidth, space segments, port charges, etc should not be deducted from AGR

•	Revenue from stand alone sale of handsets and telecom equipment which is not bundled with telecom service should be excluded from AGR

•	Income from TV Up linking service should form part of AGR

•	TRAI further proposed that these recommendations be implemented prospectively.

The TDSAT has not yet rendered its final decision on the matter. The recommendations made by TRAI, if accepted in their current state would adversely impact the Company, further the TRAI has recommended prospective amendments which are in contradiction to the stand taken by the Company. In the event that the Company’s petition is not upheld by the TDSAT, the Company would be required to pay the shortfall in the license fees paid and also may be subject to punitive action by the DoT. The next hearing is scheduled in December 2006.

License fee under ISP with Internet Telephony (restricted) license

DoT has, vide amendment dated 3 March 2006 to the ISP with Internet Telephony (restricted) license, levied a license fee at 6% of the Adjusted Gross Revenue under such license with effect from January 2006. Adjusted Gross Revenue has been defined as Gross Revenue inclusive of internet access service, internet content service, internet telephony service, installation charges, late fees, sale proceeds of terminal equipments, revenue on account of interest, dividend, value added services, supplementary services, revenue from permissible sharing of infrastructure and any other miscellaneous revenue, without any set-off of related item of expense, etc less charges from internet access, internet content and internet access related installation charges less service tax on provision of service and sales tax actually paid to the government if gross revenue had included component of sales tax and service tax. Accordingly, VSNL has paid revenue share of Rs. 14 million @6% of AGR excluding income from non-licensed and financial activities, consistent with the stand taken by the company on applicability of revenue share on revenues earned from such non-licensed and financial activities, and has made a provision of Rs 15 million without excluding such income from non-licensed income. Some of the operators have challenged the decision of licensor to amend the terms of license with regard to levy License fee under ISP with net telephony (restrcited) license in TDSAT where the matter is under hearing currently .

Ceilings fixed for International Private Leased Circuit (Half Circuits) tariff.

In March, 2005, the Telecom Regulatory Authority of India (“TRAI”) issued a tariff order fixing tariff ceilings for international private leased circuit (“IPLC”) services which were substantially lower than the rates being charged by the Company at that time. The company challenged the tariff order of TRAI in the Telecom Disputes and Appellate Settlement Tribunal (TDSAT) and the tariff order was set aside by the Tribunal vide its order dated 28th April, 2005 and TRAI was directed on the ground of natural justice and transparency to share the documents with the company on the basis of which tariff was fixed and to give a hearing to the company before pronouncing the tariff order. In September, 2005, TRAI again issued a tariff order after sharing the documents and providing us a hearing on the issue. The tariff order was again challenged by VSNL in TDSAT and interim stay was granted against the operation of the tariff order. The final order in the case was issued by TDSAT on 28th November, 2005 wherein the tariff order of TRAI was upheld. Consequently TRAI vide its Amendment to Telecommunication Tariff Order (41st Amendment) notified that the International Private Leased Circuit (IPLC) ceiling tariff fixed earlier vide 39th Amendment to Telecommunication Tariff Order dated 8th September, 2005 will take effect from November 29, 2005. This order has been implemented & the new IPLC rates have come into practice the same was implemented with effect from 29th November, 2005.

In its tariff order, TRAI had fixed a ceiling tariff of in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities as Rs 1.3 million, Rs 10.4 million and Rs 29.9 million per annum respectively.

These ceiling tariffs result in a reduction of 29 percent, 64 percent and 59 percent in list price tariffs respectively for the various capacity lines.

Ceilings fixed for Domestic Leased Circuit tariff.

TRAI had fixed a ceiling tariff of in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs 0.85 million, Rs 6.16 million and Rs 16.5 million per annum respectively. As per the TRAI tariff order dated 21 April 2005 these ceiling tariffs result in a reduction of 3 per cent, 67 per cent and 70 per cent in tariffs respectively for the various capacity lines, as compared to the estimated market rate for these capacity lines calculated by TRAI and as given in the said TRAI Order.

ILD and NLD license terms amended by DoT to include additional penal provisions

In April 2005, DoT has amended the terms of ILD and NLD license agreements to include a clause pertaining to imposition of financial penalty not exceeding Rs 500 million for violation of International and National long distance licence terms and conditions. Previously, NLD and ILD licencees were not subject to any such penalty on the grounds of violation of terms and conditions.

Government. liberalized ILD and NLD licences

The license fees payable for national long-distance license has been reduced to Rs. 25 million from Rs. 1,000 million earlier and that for international long distance license to Rs. 25 million from Rs. 250 million. Companies wanting to offer national long-distance services must have a net worth and paid-up capital of Rs.25 million. They were previously required to have a net worth of Rs. 25,000 million and a paid-up capital of Rs. 2,500 million. International long-distance telephony companies must have a net worth and paid-up capital of Rs. 25 million. They were previously required to have a net worth of Rs. 250 million. Mandatory roll out obligations for new and existing NLD licences have been done away with. NLD service provider can access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity. ILD service providers can access the subscriber directly only for provision of leased circuits/closed user groups.

No prior experience in telecom sector will be required for being granted telecom service licences. Annual licence fee for ILD and NLD licences has been reduced from 15% to 6% of AGR with effect from January 1, 2006.

TRAI reduced Access Deficit Charges:

In a major policy change, the telecom regulator TRAI has changed the Access Deficit Charge (ADC) calculation from per minute of call basis to percentage of adjusted gross revenues.

VSNL would now be required to pay ADC at the rate of 1.5 per cent of adjusted gross revenues under ILD and NLD licenses, apart from a reduced per minute charge for International calls. The new regime would be effective from 01 March 2006. The ADC on international long distance calls have been reduced by more than half. On incoming calls an ADC of Rs. 1.6 per minute would be applicable compared to Rs. 3.25 per minute earlier while outgoing calls would attract a lower rate of Rs. 0.80 per minute compared to Rs. 2.5 per minute earlier.

However, from March 1, 2006 onwards, telecom operators must also pay a revenue share of 1.5% of the adjusted gross revenue (AGR) towards ADC.

NLD License fee refund:

The Government of India, as the Licensor, had agreed to reimburse a sum equivalent to the revenue share paid by VSNL under the NLD license, net of taxes, for a period of five years i.e. up to 31 March 2006, as a part of the compensation package for pre-mature termination of VSNL’s exclusivity in ILD services. This was also included in the NLD license agreement. As agreed, VSNL has been remitting the license fee in the form of revenue share @ 10% plus USO levy @ 5% of Adjusted Gross revenue (AGR) under the NLD license (revenue share @1% plus USO levy @5% with effect from January 2006). The company has made a claim with the DoT for refund around Rs. 798 million till date, for the revenue share paid in terms of the NLD license agreement. The claim is being pursued with DoT.

Industry Overview

The communications industry is highly competitive. A number of factors in recent years have increased the number of operators in the market. Firstly, the de-regulation of the telecommunications industry in multiple markets around the world has created opportunities for non-incumbent providers to enter the marketplace in these jurisdictions. Secondly, the capital markets responded by making funding readily available to new and existing competitors. Thirdly, enthusiasm over the opportunities created by the rapid developments of the Internet led investors and market participants in general to overestimate the rate at which demand for communications services would grow. Finally, the emergence of new IP-based services has created prospects for new entrants with non-traditional business models to compete with legacy providers.

We believe that a confluence of these factors created an unsustainable level of competition in the market. This was evidenced by both the number of competitors vying for similar business and by the amount of inventory or capacity each brought to the market for many services. The result of these actions was an oversupply of capacity and an intensely competitive environment. We do not believe such can industry structure can be sustained over the long-term.

With the growth of communications demand, we expect that excess capacity will be absorbed over some timeframe. Similarly, we believe some form of industry consolidation will continue to occur based on underlying economics. Given the large ongoing fixed costs associated with operating a backbone network, we believe that the natural industry structure will evolve to a more limited number of competitors with each having high traffic scale across their networks. While we believe that the long-run industry structure will evolve toward that described above, uncertainty surrounds how the existing competitive landscape will evolve toward this new structure. For example, while a number of next-generation and incumbent providers have entered and emerged from bankruptcy protection, we believe these competitors are still operating fundamentally poor business models, have severe resource constraints, and are unlikely to be long-term survivors in their current forms. We believe that each competitor’s long-run success in the market will be driven by its available resources (for example, financial, personnel, marketing, customers) and the effectiveness of its business model (for example, service focus and mix, cost effectiveness, ability to adapt to new technologies, channel effectiveness).

The communications industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those which we plan on providing. Accordingly, in the future our most significant competitors may be new entrants to the communications and information services industry, which are not burdened by an installed base of outmoded or legacy equipment.

The Indian Domestic Telecommunications Network

The Indian domestic telecommunications network has grown rapidly since 2000. As of July 31, 2006, the Indian telephone system comprised 160 million telephones in service consisting of 48 million of the fixed line subscribers and 112 million mobile subscribers. The monthly net subscriber additions for the month of July 2006 stood at 5.22 million increasing from 4.22 million in June 2006. The cellular subscriber base has seen a rapid growth with 18 million subscribers being added from March to July 2006 against an addition of 0.58 million fixed line subscribers in the same period. All subscribers can have the option to select access to international telecommunication services.

Despite significant increases in recent years, the penetration of India’s domestic telephone network of 14.4 telephone subscribers per 100 inhabitants as of July 2006 remained significantly lower than in Organization for Economic Cooperation and Development (“OECD”) countries and many other developing countries. The following table presents, for selected OECD and neighboring countries, total telephone subscribers per 100 inhabitants as of the latest year for which such information is currently publicly available.

India	14.4 (2006)
Pakistan	17(2006)
China	55(2004)
Mexico	53.87(2004)
United States	156(2005)
Japan	117.58(2004)
Austria	144.74(2004)
Belgium	134.33(2004)
Denmark	160.75(2004)
Finland	141.03(2004)
France	130(2004)
Germany	152.52(2004)
Greece	152.60(2004)
Iceland	164.45(2004)
Ireland	145.01(2004)
Italy	154.69(2004)
Luxembourg	199.13(2003)
Netherlands	139.78(2004)
Norway	139.53(2003)
Portugal	144.34(2004)
Spain	137.07(2004)
Sweden	174.62(2004)
Switzerland	160.90(2004)
United Kingdom	150(2005)
Australia	140(2004)
New Zealand	123.62(2004)

Sources: International Telecommunications Union, CIA & TRAI Websites

Broadband connections have also continued the steady growth rate in 2006. At the end of July 2006 total Broadband connections in the country have touched 1.70 million having net addition of 0.15 million during July 2006. The additions during first four months of current financial year is 0.35 million as compared to 0.25 millions during the corresponding period in the previous financial year.

The existing telephone subscribers in India are concentrated in large urban areas. In the four major metropolitan cities of Mumbai, Kolkata, Delhi and Chennai, the density of lines in service is considerably higher than in India as a whole.

Cellular mobile service has experienced substantial growth since it was introduced at the end of 1995. As of March 31, 2006 there were approximately 92 million mobile subscribers in India, representing a compound annual growth rate of 89 percent since March 31, 2001 when the number of mobile subscribers was approximately 2 million. Mobile subscribers increased by 39 million during fiscal 2006.

Interconnect Usage Charges Regime. With the ongoing liberalization of the telecom sector and the presence of multiple-operators and rate settlement arrangements, TRAI introduced a cost-based Interconnect Usage Charges regime in January 2003. It provided for an interconnect usage charge that is payable by service providers to other service providers for usage of their networks for origination, transit or termination of calls. The regime also prices monthly rental and local call charges for fixed telephones (provided primarily by BSNL and MTNL) below cost in order to ensure that these remain affordable and attractive to customers and help attain the objective of higher teledensity in the country. We have discussed this in detail in our discussion under Revenue sharing arrangements and in the risk factors under Item 3.

Government Regulations

General

The business of the Company and its subsidiaries is subject to comprehensive regulation by various Governmental bodies around the world, including in India, USA and Europe.

Indian Regulation

The Ministry of Communications, Government of India, through the Telecom Commission and the Department of Telecommunications, is responsible for the telecom policy and licensing in India, pursuant to the provisions of the Indian Telegraph Act of 1885 (the “Telegraph Act”) and the terms of the licenses from the Department of Telecommunications under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the Department of Telecommunications, and of other Government agencies.

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

The Company operates substantially all its international telecommunications services under a license granted by the Department of Telecommunications. The ILD License identifies specific services that the Company is permitted to provide, which encompass almost all of the services currently provided by the Company other than Internet services and NLD services. The Company’s current ILD license is valid from April 1, 2002 for a period of twenty years.

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

During the fiscal 2006, the DoT has announced relaxation in ILD & NLD licencing conditions effective from January 1, 2006. These, inter-alia include reduction in the Entry Fee for new National Long Distance and International Long Distance licencees to a uniform Rs 25 Million from existing Rs 1000 million and Rs 250 million respectively. The licence fees payable by all long distance service providers to DoT has been reduced to a uniform 6% of the AGR.

Under the Telegraph Act, the Government and state governments also have the right to take possession and/or control of the Company’s facilities and business in cases of public emergency or in the interest of public safety. The Government also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

The TRAI has been contemplating implementation of a ‘Unified Licensing Regime’ pursuant to which operators can use either wire line or wireless media to provide telephony, Internet, broadband, cable TV, DTH, TV and radio broadcasting services under a single license. The first phase of this regime entailed the implementation of the Unified Access Service License in each of the 23 circles rather than the entire country. The second phase is to apply to all services and to all geographical areas. To this end, the TRAI submitted its recommendations to the Government in January 2005. This regime when in place could further increase potential competition in the ILD services business and also adversely impact the Company’s revenues from the NLD business as cellular service providers who are the main users of the Company’s NLD service would be able to switch calls across different circles in their own networks. Currently they are barred from doing so unless they possess a NLD license.

U.S. Federal Regulation

The Federal Communications Commission (FCC) has jurisdiction over interstate and international communications services, among other things. The FCC imposes extensive regulations on common carriers that have some degree of market power such as incumbent local exchange carriers (ILECs). The FCC imposes less regulation on common carriers without market power, such as us. The FCC permits these non-dominant carriers to provide domestic interstate services (including long distance and access services) without prior authorization; but it requires carriers to receive an authorization to construct and operate telecommunications facilities and to provide or resell telecommunications services, between the United States and international points. We have obtained FCC approval to land our transatlantic and transpacific cable in the United States. We have obtained FCC authorization to provide international services on a facilities and resale basis. Under the Telecommunications Act of 1996 (1996 Act), any entity, including cable television companies, electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the 1996 Act is subject to numerous federal and state policy rulemaking proceedings and judicial review, there is still uncertainty as to what impact it will have on us.

The Communications Act requires that every telecommunications carrier contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC, and the FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors’ interstate and international revenue derived from U.S. domestic end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. Pursuant to federal regulations, we pay these contributions. The amount of our contributions can vary based upon the total amount of federal universal service support being provided under the FCC’s federal mechanisms and associated administrative expenses, the methodology used by the FCC to calculate each carrier’s contributions, and, at present, the proportion of our assessable interstate and international revenue derived from our domestic end users for telecommunications or telecommunications services to, for all contributors, the total amount of assessable interstate and international revenue derived from domestic end users for telecommunications or telecommunications services. The extent to which our services are viewed as telecommunications/ telecommunications services or as information services will also affect our contributions.

European Regulation

We are required to obtain and maintain a variety of telecommunications and other licenses and authorizations throughout Europe, specifically in the regions in which we operate. We must also comply with a variety of regulatory obligations, including obtaining permits to land our cables in the territories to which they are connected. Unlike the United States which has a fractured regulatory scheme with respect to VoIP services, the European Union has adopted a more systematic approach to the convergence of networks and VoIP regulation specifically. The European Commission will oversee the implementation by its member-states of six new directives developed to regulate electronic communications in a technology and platform neutral manner. Implementation of the directives has not been uniform across the Member States and it is difficult to predict when they will be implemented at the national level. Even with harmonization, the national regulatory agencies will continue to be responsible for issuing general authorizations and specific licenses.

Asia-Pacific Region Regulations

We are required to obtain and maintain a variety of telecommunications and other licenses and authorizations in the Asia-Pacific jurisdictions in which we operate. We must also comply with a variety of regulatory obligations, including obtaining permits to land our cables in the territories to which they are connected. In some jurisdictions in our Asia-Pacific service region, we are subject to ownership limitations with respect to the joint ventures that we form with our local partners. We hold all necessary telecommunications and other licenses that permit us to own and independently operate the non-Indian assets in key countries and regions, including Japan, Hong Kong and Singapore. We also operate in other jurisdictions using partnership or strategic alliances or through contractual relationships with operators that permit us to rely on the relevant telecommunications licenses.

Rates and Tariffs

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

With effect from April 1, 2002, for outgoing traffic, ILD operators are authorized to prescribe and introduce rates for their international telecommunication services with clearance from the TRAI. In the face of competition, the ILD tariffs fell below the TRAI ceilings from a peak international call tariff of Rs.48 per minute during 2001-02 to around a range of Rs.7.20 to Rs.18 per minute during most of fiscal 2005. The tariffs during the fiscal 2006 are in the range of Rs.7.20 to Rs.12 per minute.

The rates for the Company’s specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing are prescribed by the Company, subject to filing with the TRAI.

List of Company’s significant subsidiaries

VSNL Singapore Pte. Limited

VSNL Singapore Pte. Limited (VSPL) is a wholly owned subsidiary that manages the Company’s international operations. It is the holding company for the Company’s acquisitions of TGN and Teleglobe, among other assets. It also manages and maintains the Singapore landing station for the Tata Indicom Cable (TIC) and acquires and sells other cable capacity throughout the Asia Pacific region. Information about VSNL International is also available on the web at http://www.vsnlinternational.com/.

VSNL Lanka Limited

In June 2003, VSNL Lanka Limited (VLL), a wholly owned subsidiary set up by VSNL in Sri Lanka, received an External Gateway Operator (EGO) licence. The EGO licence allows VLL to offer ILD voice and data services, which it began providing in February 2004. The Sri Lankan market, growing at an estimated 20%-25% every year, allows VSNL to increase its sub-continental presence and extend offerings in the region to international carriers. VLL has witnessed substantial growth in its very short existence. Information about VSNL Lanka is also available on the web at http://www.vsnllanka.com/.

VSNL Broadband Limited

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly Tata Power Broadband Ltd.) by purchasing 100% of the common shares of VBL from Tata Power Ltd. VBL is engaged in business of providing services under its IP-I, IP-II and the ISP licenses issued by Department of Telecommunications and has fiber optic network in Mumbai and Pune.

VSNL SNO SPV Pte LTD.

VSNL has formed this wholly owned special purpose vehicle incorporated in Singapore for its South African venture. Investments in South Africa shall be made through this entity. Until March 2006 the investments in South Africa were not material.

Property, Plants and Equipment

The Company’s operations are conducted from owned and leased properties in various locations in India and other countries in which the Company does business. The major services provided by the Company are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below.

Circuits

As of March 31, 2006, the Company operated 29,997 effective international voice circuits in India, of which 4394 were satellite circuits and 25603 were cable circuits. The Company operated 2,58,481 data circuits of which only 57 were satellite circuits and 2,58,424 were cable circuits. The Company also operated 90,327 Internet circuits of which all circuits were on cable The Company’s data and Internet circuits are in terms of 64KB equivalent.

Satellites

As of 31 March 2006, there were total 15 Satellite Earth Stations operational and out of them 7 were involved in providing international voice & data services at locations Dehradun, Ernakulam, Jalandhar, Kolkata, Ambattur, Arvi and Bangalore. This was optimized to 8 nos as on 1 April 2006 and only 3 of them are currently involved in providing international voice & data services at locations Pune, Ernakulam and Ambattur. As of March 31, 2006, the Company operated a total of 4189 satellite voice circuits and 57 satellite data circuits. Satellite capacity is obtained from the International Telecommunications Satellite Organization (“Intelsat”).

Undersea Cables

As of March 31, 2006, the Company operated a total of 25,603 effective voice circuits and 168,097 data circuits on undersea cables landing in India. The Company has ownership interests and access to capacity in various undersea cables as described below interconnecting the South Asia region, as well as those linking the region with Europe, North America and Asia/Pacific.

The Company holds an interest of approximately 10 percent in the South East Asia-Middle East-Western Europe 2 (SEA-ME-WE2) optical fiber cable, which lands in 13 countries between Singapore and France, including India. This cable is likely to retire from service during year 2006.

The Company has in addition purchased 4,650 circuits in the Fibre Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries (including India) linking Asia and Europe. This cable system was commissioned in December 1997. As of March 31, 2006, the Company operated 5,335 effective voice circuits and 7,567 effective data circuits and 2,016 Internet circuits on this cable system.

The Company has entered into a construction and maintenance agreement with other international telecommunications carriers for the construction of the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3), a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries (including India, with landing points at Mumbai and Cochin). On this cable a total of 10,665 effective voice and 63,364 data circuits from Mumbai as also 4,368 effective voice and 5,915 data circuits respectively from Cochin were used as of March 2006. The Company also operated a total of 29,175 Internet circuits – 24,926 from Mumbai and 4,249 from Cochin on this undersea cable system.

The Company has also invested in the South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) under sea cable. The total length of this link is 27,850 km with a design life of 25 years. As of March 31, 2006, the Company operated 2,325 voice circuits and 9,242 data circuits on this under sea cable system. The Company also utilized 12,768 Internet circuits on this under sea cable.

The Company is one of the founding members of SEA-ME-WE4, a consortium of 16 parties that has set up a under sea cable system between France and Singapore with India as one of the landing points. It lands in 14 countries in South East Asia, the Middle East and Europe, including India. This undersea cable became fully operational in November 2005.The said cable has initial capacity of 160 Gigabits with total system capability of 1.28 terabits. In addition to its investment of about US$38 million in this system, VSNL has also been assigned the responsibilities of network administration and the running of the network operating center for the entire system. With the setting up of this new cable, the Company significantly increased its bandwidth infrastructure facilities. On this cable a total of 1575 effective voice circuits were operational as on March 31, 2006. The Company also operated 9,635 data circuits and 2,016 Internet circuits on this undersea cable system.

The Company has built a 3,100 km submarine cable system between Chennai and Singapore. Known as the Tata Indicom Chennai-Singapore Submarine Cables system (TICSCS), the system cost approximately Rs.4,275 million and has a system capacity of 5.12 Terabits (1Terabit = 1,000GB). The cable commenced operations in March 2005. This cable significantly enhances the Company’s and India’s connectivity into the Asia-Pacific region and the U.S, via the Pacific. With the setting up of this new cable and the resultant increased bandwidth infrastructure, the Company is better placed to meet the growth requirements in the corporate data market. The cable system will have an initial capacity of 320 gbps that can be scaled up to 5.12 Terabits. With an estimated life of 25 years, the new cable connects Chennai to Singapore, which is a strong telecom hub for traffic across the world from where onward extension to U. S. and other significant geographies is readily available at competitive prices. As of March 31, 2006, the Company operated 1,018 voice circuits and 72,374 data circuits on this cable system. The Company also utilized 44,352 Internet circuits on this cable.

The Company also has ownership interests in various undersea cables that do not land in India, but which provide connections between various locations served by the Company. These cables include the Trans-Atlantic 12/13 Cable (connecting the United Kingdom, France and the United States), the Trans-Pacific Cable-5 (connecting the United States, Canada and Japan), Trans Atlantic-14 cable (connecting United Kingdom, France, Germany and the United states), Japan-US Cable (connecting the United States and Japan), the Asia Pacific Cable Network (connecting Singapore and Japan) and the Columbus-2/Americas-1 Cable (connecting Italy and the United States). In addition to its direct ownership interests in such undersea cables, the Company has purchased indefeasible rights of use (IRU) guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

Switches

As of March 31, 2006, the Company had the equipped capacity to connect approximately 42,520 international telephone circuits in existing switches and 144720 telephone circuits in newly installed Ericsson AXE-810 switches which can be used for both national as well as international connectivity. All of the Company’s telephone capacity is digital, and as of March 31, 2006 were provided by 15 digital switches installed at the Company’s 7 gateway locations spread across the country.

Other Facilities

In addition to the circuits and switches described above, the Company’s infrastructure includes various facilities used primarily for its various specialized and value-added enterprise and Internet services. As of March 31, 2006, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 56 earth stations, terrestrial radio communication links connecting the Company’s international switches at four of its locations with its earth stations and a variety of hardware used in more than 100 cities in India for the Company’s 121 Internet access nodes (inclusive of nodes acquired from Dishnet).

As of March 31, 2006, the Company has a high capacity underground fiber optic cable national network of about 36,000 route kilometres,

Facilities from New Acquisitions–Completed and Proposed

The acquisition of TGN assets gave the Company capacity across approximately 65,000 kms on TGN’s under sea cables across the continents of North America, Europe and Asia. The Company now has capacity across TGN’s cables—Tyco Northern Europe, Tyco Transatlantic, Tyco Transpacific, Tyco Western Europe and on Tyco’s assets on the C2C Cable Network, making the Company one of the world’s largest providers of submarine cable bandwidth. With the completed acquisition of Teleglobe, the Company has acquired ownership of over 70 sub-sea and terrestrial cable systems and has gained access to over 40 teleport antennas and transponder capacity serving the Atlantic, Pacific and Indian Oceans. Upon the acquisition of VSNL Broadband Limited (formerly known as Tata Power Broadband Limited), the Company has acquired approximately 650 km of fiber running through the Indian city of Mumbai and approximately 150 km of fiber through another Indian city, Pune.

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

Sales and Marketing

Wholesale Business

The carriers relations team, which serves, with the Sales teams around the world, is a point of contact for interconnection with other telecommunications carriers . The marketing function is responsible for the launch of new products and services in the wholesale business. The team is organized as follows:

•	Carrier relation & Sales: This unit is responsible for building relationships with other international telecommunications carriers.

Marketing: This unit is engaged in new product development and ensuring quality of service. Presently the Company has more than 1400 carrier customers.

•	India Wholesale Sales National Business: This unit is responsible for building and maintaining working relationships with Indian telecommunications operators such as BSNL, MTNL, Airtel, Hutch, TTSL, TTML, etc

Enterprise Business

The enterprise business division of the Company primarily markets to corporate customers. In India, this division is internally called the Tata Indicom Enterprise Business Unit (“TIEBU”) and is made up of three operating sales units and certain support functions as follows:

•	Enterprise Business - This unit caters to the entire telecommunications needs of over 600 large corporate and government customers. These customers are classified into eight industry verticals, namely banking, financial services and insurance; government; information technology; information technology enabled services; industrial and distribution; petroleum, gas and pharmaceuticals; travel, tourism and hospitality and media, entertainment and services.

•	Channel Sales – This unit takes care of the telecommunications needs of small and medium enterprise customers. These customers have been distributed in seven geographical regions. The Company expects that its buildout of extensive infrastructure within the country will contribute to increasing its business from this segment.

•	Wholesale Sales – This unit caters to the telecommunications needs of Indian domestic carriers and bandwidth resellers. This unit handles 50-60 accounts with very large bandwidth requirements.

•	Mid market sales-This team markets to customers which fall between large enterprises & SME’s. These customers have been distributed in four geographical regions.

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

International Business

Our international communications services sales strategy is to utilize a direct sales force focused on companies with high bandwidth and/or voice requirements. These businesses include top 1000 enterprise companies, incumbent local exchange carriers, established next generation carriers, international carriers also known as PTTs, major ISPs, broadband cable television operators, major inter-exchange carriers, wireless carriers, systems integrators, governments, emerging VoIP service providers, calling card providers, conferencing providers, call centers and media and entertainment content providers and the top global users of bandwidth capacity. These type of customers tend to be financially more viable than certain Internet early stage companies.

We are also beginning to offer communications services to enterprises through third party distributor relationships. We are focusing these relationship development efforts on those systems integrators, mid-market providers of communications services and enhanced service providers that are used by our targeted customers, as many of these companies have significant direct relationships with end users. We believe that our ability to fill the gaps in geographic coverage and service offerings that many of these distributors have presents us with an attractive means of increasing the addressable market for our communications services.

International Wholesale Business

The international carrier relations team, with the sales teams in region, serves as a point of contact for providing communications services to other telecommunications carriers. The marketing function is responsible for the launch of new products and services in the wholesale business. The team is organized as follows:

•	Carrier Relations and Sales: This unit is responsible for building relationships with other international telecommunications carriers. Presently the Company has more than 1,400 carrier customers, which include major carriers such as AT&T, MCI, SingTel

•	Marketing : This unit is engaged in new product development and ensuring quality of service.

International Enterprise Business

The international enterprise business unit, with the sales teams in region, primarily caters to large multinationals desiring connectivity to and from multiple points on the Company’s network. This unit markets to the telecommunications needs of the top 1000 multinational companies as well as to governmental entities and education and research institutions. Apart from the foregoing, the Enterprise Business unit also focuses on new product developments through its engineers and product managers.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2004, 2005 and 2006 and financial condition of the Company as at March 31, 2005 and 2006 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction and Overview

The Company and its subsidiaries offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS), telex and telegraph, and up linking and contributory feed services to television channels in India.

The Company is the leading provider of public international telecommunication services in India, directly and indirectly linking the domestic telecommunications network to approximately 240 territories worldwide for voice traffic. As of March 31, 2006 the Company operated fifteen international switching facilities at seven locations within India (“gateways”) —Mumbai, Kolkata, Delhi, Chennai, Ernakulam, Gandhinagar and Jalandhar, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links

The Company’s wholesale business derives its revenue from foreign telecommunications administrations and private carriers for the delivery of international calls to India and from various access providers in India for the delivery of calls abroad. The Company shares its revenues from foreign telecommunication administrations and carriers on incoming international calls terminating on India’s domestic network with the various access providers in India in accordance with the interconnect agreements it has with such access providers. Similarly the Company also receives a share of revenues received by the various access providers in India on outgoing international calls initiated on such networks.

The major factors influencing telephone revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with BSNL, MTNL and other private access providers, settlement rates negotiated with foreign administrations and the Rupee/SDR (Special Drawing Rights) and the Rupee/Dollar exchange rates. Prices for voice traffic are based on tariffs the Company agrees bilaterally with foreign telecommunications administrations and carriers and on interconnect agreements the Company enters into with domestic access providers. Over the past several years, the Indian communications market has experienced a significant increase in traffic volumes in all categories consequent to a significant growth in telephone density and high growth rates in the number of cellular subscribers. Consistent with global trends the Indian market has also experienced a significant decrease in tariffs/prices over the past several years, primarily driven by competition, regulatory pressures in India and abroad and overcapacity. The Company expects both these trends to continue for the foreseeable future.

Enterprise data services for the Company include revenues from private leased circuits, internet leased lines and frame relay. The major factors influencing data revenues include the number and capacity of circuits sold, the contracted period of use of the circuits, the mix of services provided and the terms and conditions of access to last mile connectivity.

International business products include voice, data transmission services like providing private lines or IRU’s to , enterprise customers and carriers and other value added services such as mobile global roaming and signaling services.

The Company also derives revenues from other services such as national long distance, retail dial-up and broadband internet services, transponder leasing and T.V. Uplinking and other value added services. The major factors influencing internet access services revenue include the number of new customers added, the terms and conditions of access to last mile connectivity, the availability of content and the amount and patterns of customer usage.

The Company has continued to pursue its strategy of diversifying its business model and revenue streams. As part of its growth strategy, the Company is significantly expanding its non-voice businesses. Data and other value added services such as international and national private leased circuits, frame relay, internet leased lines, Inmarsat mobile services, Internet telephony, managed data network services and television uplinking represent potential growth opportunities for the Company in India and abroad. The primary growth in the data services sector has been significantly influenced by the growth of the information technology and business process outsourcing industries in India. Given the convergence between voice, data and video services, and the expansion of Indian companies operations worldwide, many companies seek a provider that can serve them across products and geographies. In the data business, the Company faces increased competition from operators like Bharti and Reliance as well as regulatory pricing pressures from TRAI. The Company expects that pricing as well as regulatory pressures will continue to exist in the foreseeable future. With regard to internet services, the Company’s acquisition of Dishnet’s ISP business in March 2004 and VBL and Seven Star in 2006 gave the Company a broadband network, expertise and a new base of both corporate and retail customers. The Company sees broadband services as an important growth opportunity. The Company’s key areas of concern in this regard are the lack of computer penetration and awareness of these services in non-metropolitan areas, the pricing and quality of the broadband services currently on offer and the lack of last mile connectivity to the customers’ premises.

Acquisitions are an important element of the Company’s growth strategy. During fiscal 2006 the Company completed several acquisitions including TGN, Teleglobe, VSNL Broadband Limited and Seven Star. Subsequent to the fiscal year end, the Company acquired Direct Internet Limited. See “ Business acquisitions under History and development of the Company in Item 4.

The Company has incorporated a wholly owned subsidiary, VSNL SNO SPV Pte. Ltd (“SNO SPV”) which has invested 47% in the issued and paid up share capital of SEPCO Communications Pty. Ltd. (“SEPCO”). SEPCO is an investment company which has acquired 51% controlling stake in the issued and paid up share capital of SNO Telecommunications (Pty) Ltd (“SNO”), the licensed second network operator in South Africa.

The results of the acquisitions completed in fiscal 2006 are included in the consolidated financial statements of the Company from the dates these acquisitions have been completed. The Company’s consolidated revenues going ahead would include the revenues of these acquisitions and the composition and geographical mix of the consolidated revenues would be impacted by these acquisitions. The Company expects to generate a significant amount of revenues from its international operations in the future. In the future periods these acquisitions can and will have a significant impact on the revenues and results of operations of the company.

The principal components of the Company’s cost of operations are network and transmission costs and license fee paid to the DoT. Other operating costs primarily include employee compensation and other related costs, outsourced manpower costs, repairs and maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs

Network and telecommunications costs primarily include interconnect charges paid or payable to domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone.

The Company’s network and transmission costs consist of interconnect or settlement charges payable to various foreign telecommunications administrations, for carriage of traffic. In India, the settlement charges are payable to domestic operators like BSNL, MTNL, Bharti and other access providers in India. Other costs include amounts payable for Space segment utilization charges, terrestrial and undersea leased circuits for carriage of traffic. Amounts invoiced to and amounts invoiced from foreign telecommunications administrations and Indian fixed line and cellular operators are generally covered by the same agreements. Because a significant portion of our business is conducted through bilateral arrangements, we generate a substantial amount of our cash flow by periodic “netting” or “settlement.” The fees payable to each party are declared, typically monthly or quarterly, and we either make payments to or receive payments from correspondent carriers based on the net volume and rate of inbound and outbound traffic. Fees are typically settled on a monthly or quarterly basis.

Network and transmission costs are also dependent upon the volume of voice and data traffic, the effect of competition in reducing network costs, local access costs of interconnection (or last mile connectivity costs) and the number of “points of presence” for interconnection with customers and suppliers.

The Company’s total other operating costs including depreciation & amortization during fiscal 2004, 2005 and 2006 have been Rs. 14,174 million, Rs.8,571 million and Rs. 18,963 million (US$326 million, US$196 million, US$ 426 million) respectively. The other operating costs of fiscal 2004 include a charge of Rs. 6,709 million towards impairment of long lived assets.

The Company’s total other non-operating income/ (expense) during fiscal 2004, 2005 and 2006 have been Rs. 3,027 million, Rs. 6,450 million and Rs. 1,963 million respectively. In fiscal 2005, the Company had made gains on the sale of its investments in Intelsat and New Skies Satellite N.V., among others, which generated net non-operating income of Rs.5,514 million. During fiscal 2006 the Company has received interest on Tax refunds amounting to Rs.564 million (US$13 million). Other non-operating income/ (expenses) include foreign exchange gains or losses, dividend income, rental income; provisions written back and other miscellaneous income.

The Company’s financial condition and results of operations are affected by general economic conditions of the various geographies in which the company operates; market and tariff trends prevailing in the Telecom industry around the globe and the extent to which India’s economy continues to modernize and further integrate with the global economy. The acquisitions made by the Company will significantly alter the scale and magnitude of the various businesses of the Company.

Critical Accounting Policies

US GAAP

US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the Company’s general purpose financial statements. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted using the purchase method, valuation of investments, measurement and accounting for impairment loss of long—lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its Consolidated financial statements.

Revenue Recognition

There are limited estimates required in connection with recognition of revenue because voice and data traffic are measured in automated switches and routers, and contractual rates for traffic are used to bill or declare revenue on a monthly basis. However, for certain voice contracts, historical traffic may be retroactively re-rated within a contract period. This traffic re-rating is calculated and recognized immediately in the month the new contractual rate is established.

Telecommunications Expense

Recognition of voice termination expense for basic termination agreements is similar to revenue recognition and requires minimal estimation.

Other operating costs

Maintenance and restoration expenses for undersea cables vary from period to period based on cable reliability and lit capacity within a sub-sea region. We accrue for these expenses using estimates of costs based on historical trends. On occasion, unanticipated events may require a material adjustment during a reporting period. Additionally, because of the complexity of industry practices for provisioning and disconnecting access circuits, disputes regarding termination timing and associated charges can occur.

Useful lives of Property plant and equipment

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

Impairment of Long-Lived Assets

We review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors including adverse regulatory and legal rulings. We carried out an impairment review in fiscal 2004 as a consequence of steep decline in inbound and outbound settlement rates due to intense competition for long distance traffic, Our revenues declined significantly in fiscal 2004. This was coupled with a significant decline in the acquisition cost of telecommunications plant and equipment. As a result of our review, we recognized an impairment loss of Rs. 6,709 million in fiscal 2004.

We carried out an impairment review of our long lived assets in 2004 triggered by reduction in our revenues and increased competition. Based on our review, the expected future cash flows directly associated with the asset groups exceed their carrying amount and hence there is no impairment of long lived assets in 2005

Valuation of Goodwill and Other Intangibles

We have made major acquisitions in the current year that include the recognition of a significant amount of goodwill and other intangible assets. Commencing January 1, 2002, goodwill is no longer amortized, but instead is assessed for impairment annually or more frequently as triggering events occur that indicate a decline in fair value below that of its carrying value. In making these assessments, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and market comparable data. There are inherent uncertainties related to these factors and our judgment, including the risk that the carrying value of our goodwill may be overstated or understated.

Allowance for uncollectible accounts receivable

The Company maintains allowances for uncollectible accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company estimates the amount of the allowance for doubtful accounts required to reduce accounts receivable to expected net realized value by reviewing the status of significant past-due receivables and analyzing historical bad debt trends and industry and customer specific conditions.

Legal claims against the Company

As discussed in Note 30 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us. We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a provision are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and revaluated as new information is obtained. We may not establish a liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue. We do not believe these proceedings will have a material adverse effect on our consolidated financial results. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Income Taxes

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of realization of deferred income taxes and the timing of income tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and all available evidence. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our financial condition and results of operations in future periods, as well as final review of our tax returns by taxing authorities, which, as a matter of course, are regularly audited by federal, state and foreign tax authorities

Asset retirement obligation

The Company’s asset retirement obligations relate to the removal of cable systems and switches when they will be retired. As required by SFAS No. 143, Accounting for Asset Retirement Obligations, the Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and current engineering estimates The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates,

Non monetary transactions

The Company, effective from fiscal 2006, engages in transactions with other providers of telecommunication services such as buying, selling, swapping and/or exchanging traffic and capacities. Depending upon the terms of the agreement, certain transactions are accounted for as non-monetary transactions with no revenue and no cost recognition if these exchanges are to facilitate sales to customers other than the parties to the exchange as required under Statement of Financial Accounting Standard (“SFAS”) 153, Exchanges of Non monetary Assets, an amendment of APB No. 29, Accounting for Non monetary Transactions (“SFAS 153”).

Effect of New Accounting Pronouncements

There are a number of new accounting standards that have been issued that will affect our information presented in accordance with US GAAP. For a description of these recent pronouncements, please see Note 2 to our consolidated financial statements included elsewhere in this form.

Operating Results

The following table sets forth information regarding the Company’s operating revenue for the fiscal years ended March 31, 2004, 2005 and 2006.

	As of March 31,
	2004		2005		2006
	(In millions)
Telephone (voice):
International long distance	Rs.	21,389	Rs.	16,026	Rs.	22,332	US$	502
National long distance		386		2,301		3,783		85
Corporate data transmission:
Private leased circuits		4,924		6,764		8,875		199
Frame relay		1,276		1,383		1,642		37
Internet leased lines		1,506		3,009		3,644		82
Internet		1,197		1,623		2,055		46
Others		1,570		1,342		3,125		70

Total	Rs.	32,248	Rs.	32,448	Rs.	45,456	US$	1,021

Revenues

International Long Distance (ILD) Revenue

International long distance is the single largest revenue stream of the Company comprising 66.33 percent, 49.39 percent and 49.13 percent of revenues in fiscal years 2004, 2005 and 2006, respectively. The decline in international long distance revenue as a percentage of total revenue is primarily due to increased competition and the resultant decrease in tariffs, a significant decline in settlement rates, and the increasing revenue contribution from specialized and value-added services such as national long distance telephony, leased circuits and internet access services.

VSNL India reported revenues of Rs. 17,877 million for fiscal 2006. In the previous year VSNL India reported revenues of Rs, 15,995 million. During fiscal 2006, the Company’s India operations witnessed good growth. The Company has seen a 33 percent growth in its ILD volumes for its India business. In fiscal 2006, incoming paid minutes of traffic carried by the company were higher than fiscal 2005 by ~ 67 percent, this was on account of Company setting up points of presence across Europe and US. These could have been even higher had it not been for the increased competition from other ILD carriers. The Company witnessed a marginal drop of 16 percent in its outgoing paid minutes out of India, primarily due to increased competition and the tendering process of BSNL, whereby the Company does manage to retain certain sectors and other ILD operators have been able to garner certain sectors from BSNL. The Company is facing further declines in ILD outgoing tariffs as a result of the intense competition in the ILD business. Though the Company’s “most favored customer” status with BSNL and MTNL expired in February 2004, the Company continued to carry the outgoing traffic of BSNL and MTNL during fiscal 2005 after competing with other ILD operators. Pressure on tariffs could increase significantly if BSNL, MTNL or other service providers that have access to end customers start or expand their ILD services. The Company may face further declines in international settlement rates for incoming traffic as a result of new entrants into the ILD business. With the commencement of the tendering process for its traffic by BSNL, the ability of the company to carry BSNL traffic may be impacted by further reduced margins and retentions. Though there has been a huge cellular subscriber growth in India, the Company’s ability to garner minutes is impacted by its inability to have control and access of the customer

Tariffs continued to decline, with peak international call tariffs declining from Rs 40.80 per minute in fiscal 2003 to Rs.18.00 per minute in fiscal 2004, and to between Rs.7.20 and Rs.18.00 during fiscal 2005 and further to Rs.6 and Rs.14 during fiscal 2006. The average settlement rate received from foreign administrations and carriers in respect of incoming telephone traffic for fiscal years 2004, 2005 and 2006 decreased in US Dollar terms from US$0.16, US$ 0.14 to US$ 0.10 per minute, respectively, as a result of decreases in settlement rates applicable to the Company.

The incoming to outgoing ratio for the Company’s India business was 2.76 in fiscal 2006 as against 1.50 in fiscal 2005.

International long distance telephony revenues decreased by 25.07 percent in fiscal 2005 as a result of increased competition and the resultant decrease in tariffs.

International long distance voice also include Rs. 4,455 million (US$100 million) pertaining to revenues from Teleglobe for 46 days ended March 31, 2006. Teleglobe reported revenues of US$ 1,002 million for year ended December 31, 2004 and US $ 738 million for nine months ended September 30, 2005 in its form 10K and 10Q respectively. The Company consolidated its position in the wholesale market as a result of acquisition of Teleglobe. We are among the top three voice carriers globally. We are in the process of integrating VSNL India’s wholesale operations with the operations of Teleglobe and TGN. The integration is expected to provide substantial synergies in the coming fiscals.

National Long Distance (NLD) Revenue

The company continued to expand its NLD presence across the country witnessing a 109 percent growth in its NLD volumes for its India operations. Large volumes was due to a larger network reach and increased points of interconnect with other access providers. National long distance voice services’ revenues increased by 496% and 64% for fiscals 2005 and 2006. Mobile subscriber have increased by 37.70 million in fiscal 2006. In fiscals 2005 Mobile subscribers base had increased by approximately 18.56 million. Revenues per minute has decreased as compared to fiscal 2005 primarily as a result of reduction of access deficit charges (ADC) payable to BSNL on NLD calls. With effect from March 1, 2006 ADC is payable at 1.5% of adjusted gross revenues. Adjusted gross revenues is as defined in the NLD license terms and conditions.

Leased Circuits Revenue.

Revenue from leased circuits (international and national) increased by 31.20 percent during fiscal 2006, 37.37 percent during fiscal 2005 and by 69.09 percent during fiscal 2004, which is primarily attributable to an increase in transmission capacity in response to the increased bandwidth requirements. This increase has been fuelled by the growth of information technology (IT), IT enabled services and outsourcing services in India . The private leased circuits market in India has grown at an estimated annualized rate exceeding 60-70 percent per year during the last few years.

However, Government regulation in services such as private leased circuits which during fiscal 2006 contributed to approximately 19.52 percent and 20.84 percent in fiscal 2005 of the Company’s total revenues is likely to adversely affect revenues in the current fiscal year. The regulator has laid down tariff ceilings for certain capacities for these services. The Company also faces constraints in last mile connectivity due its dependence on other service providers leading to order execution delays. Fiscal 2006 will not reflect the full impact of these tariff ceilings laid down by the regulator.

Frame Relay Revenues

Revenue from frame relay services increased by 18.72 percent in fiscal 2006 and 8.39 percent in fiscal 2005 compared to an increase of 12.72 percent in fiscal 2004. Growth in these services, which are a data transmission technique using shared bandwidth, has been lower on account of customer preference for dedicated leased circuits.

Internet leased lines revenues.

These revenues increased by approximately 21.10 percent in fiscal 2006 and 99.80 percent in fiscal 2005 on account of increase in demand for high-speed dedicated internet access by enterprise customers.

Internet Revenue.

Revenues from Internet services were Rs.1,197 million, Rs.1,623 and Rs. 2,055 million during fiscal 2004, fiscal 2005 and fiscal 2006, respectively, representing an increase of approximately 0.33 percent in fiscal 2004 and an increase of over 35.59 percent in fiscal 2005 and 26.62 percent in fiscal 2006. Internet revenues include retail broadband revenues which decreased from Rs.1,090 million in fiscal 2005 to Rs. 1,071 million in fiscal 2006 due to delays in rollout of Broadband services in certain areas in the Country and fall in Average Revenue per User (ARPU). The Company continues to focus on the Broadband services across the country and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the Broadband business shall continue to be under pressure due to increased competition in this space. The company’s Broadband plans are severely impacted due to lack of unbundled last mile and the high cost of access to customers. The Company is exploring alternate technologies to overcome these issues in its large scale roll out.

Other Revenues.

Other traffic revenues include revenues from services such as the transmission of television signals, virtual private networks, transponder lease, Data Centers, Mobile roaming and signaling services, telegraph services, telex, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks, electronic data interchange and video conferencing. Revenue from these services accounted for 4.87 percent in fiscal 2004 and 4.14 percent in fiscal 2005 and 6.87 percent in fiscal 2006. The increase is explained by the inclusion of Teleglobe revenues effective February 14, 2006 and increase in revenues of VPN and data centre services. The Company is likely to phase out its telex and telegraph services.

Operating Costs

Network and telecommunications costs primarily include interconnect charges paid or payable to domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone.

The following table sets forth certain information regarding the components of the Company’s operating costs for the fiscal years ended March 31, 2004, 2005 and 2006.

	Years Ended March 31,
	2004	2005	2006	2006
	(Rs. in millions)			(US$ in millions)
Network and transmission costs
Interconnect charges	14,030	15,307	21,422	US$	481
Rent of landlines	3,554	1,195	296		7
Space segment utilization charges	1,643	1,297	882		20
Other transmission costs	148	368	989		22

Total	19,375	18,167	23,589		530

Other operating costs including depreciation	7,465	8,571	18,963		426
Impairment in carrying value of property, plant and equipment	6,709	—			—

Government levy/license fee	2,735	2,815	2,003		45

Total operating costs	36,284	29,553	44,555		1,001

Network and Transmission Cost:. Network and transmission costs have increased by over 29 percent in fiscal 2006, primarily due to result of operations of Teleglobe and TGN acquisitions being consolidated from their respective dates of acquisitions. Voice traffic carried by Teleglobe and data traffic carried by TGN has caused the increased in Network and transmission costs. Network and transmission costs also includes transmission or interconnect costs to domestic operators like BSNL, MTNL and other access providers for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing certain transmission facilities, including circuits from BSNL and other private providers as well as satellite circuits from Intelsat, Inmarsat and New Skies Satellites, NV.

Interconnect charges increased by 9.10 percent during fiscal 2005 and 39.94 percent in fiscal 2006. Increased voice and data traffic consequent to completion of TGN and Teleglobe acquisitions was one of the key drivers for the increase in fiscal 2006. The increase in fiscal 2005 was primarily due to increased national long distance traffic and higher interconnect charges paid thereon. Payments to foreign administrations and carriers for outgoing traffic also increased during fiscal 2005 because of increased volumes of outgoing telephony traffic as well as international data services requiring higher settlement charges to be paid to foreign administrations. The average settlement rate paid to foreign administrations and carriers decreased in US Dollar terms from US$0.11 per minute to US$0.09 per minute for the fiscal years ending March 31, 2004, 2005 and remain at the same level at US$0.09 per minute for the fiscal 2006.

Rent of landlines decreased by 66.38 percent and 75.23 percent during fiscal 2005 and 2006 respectively. The acquisition of approximately 23,000 route kilometers capacity of an advanced fiber optic network in India in April 2004 by the Company has caused the Company to surrendered the costlier landlines rented from other suppliers of such capacity. Other factors responsible for the decrease in fiscal 2006 are tariff revision with some key suppliers with retrospective effect and rationalization of capacity consequent to TISL acquisition

Space Segment utilization charges: The Company continue to rationalize this cost by surrendering surplus capacity and utilizing its cable infrastructure for carrying voice and data traffic. The Space Segment utilization charges have decreased by 21.05 percent and by 31.99 percent in fiscal 2005 and 2006 respectively.

Other Operating Costs. Other operating costs consist of staff costs, depreciation, energy costs and other costs, including for repairs, maintenance and marketing. Other operating costs increased by 14.82 percent and 121.25 percent in fiscal 2005 and 2006 respectively. Other operating costs increased in fiscal 2005 due to increased marketing and publicity expenses of Rs.750 million compared to Rs.254 million in fiscal 2004, and a one-time expense charge of Rs.473 million on account of pension obligation and payments to employees who were with the Company when it was formerly a Government organization. Proportionate payments of Rs.547 million were recoverable from the Government of India which disputed the amount and offered Rs.74 million as settlement. Pending a final resolution of this matter, the Company has taken a charge of Rs.473 million in its financial statements. Decrease in depreciation from Rs.2,465 million in fiscal 2004 to Rs.2,308 million in fiscal 2005 is primarily on account of additional depreciation expense of Rs.230 million in fiscal 2004 as discussed above.

The reasons for an increase of 121.25 percent in Other Operating Costs during fiscal 2006 are as under:

•	Firstly on account of various acquisitions carried out by the Company during fiscal 2006. These costs are sharply up since depreciation, Space Segment utilization charges, of all these acquisitions from their respective dates are included in these costs. We will continue to see a rise in these costs as next year, results of operations for the full year will be included of these acquisitions. Consequent to the acquisition of TGN, Repairs and Maintenance and certain other operating costs which are generally fixed in nature will continue to adversely impact the company.

•	Incremental capital expenditure and acquisitions has caused the depreciation to increase from Rs.2,308 million in fiscal 2005 to Rs.5,249 million in fiscal 2006, a rise of 127.43 percent. The Company’s net block of assets has gone up by 88.83 percent i.e from Rs.29,424 million as on March 31, 2005 to Rs.55,562 million March 31, 2006. The effective rate of depreciation works out to be 7.84 percent and 9.45 percent in fiscal 2005 and 2006 respectively.

•	Other S,G&A, including manpower costs have increased by 119 percent in fiscal 2006. The total manpower strength of the Company for all its operations as on March 31, 2006 was 4,013. Material components of increase in S,G&A includes, manpower costs – 167 percent, Repairs & Maintenance—138 percent, Legal &Professional -93 percent and Advertising & Marketing 88 percent.

These costs will continue to increase, since in fiscal 2007, full year results of the acquisitions will be consolidated.

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

License Fee. As per the Company’s license agreement with the Government, the license fees payable to the DoT was 15 percent of adjusted gross revenues until January 2006 when the rate [on the ILD license (which covers international voice and IPLC revenues)] was lowered to 6%. The Government defines adjusted gross revenues as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government). As explained under Revenue share and License fees earlier we have certain disputes with the Government over the calculation of adjusted gross revenues and therefore of license fees. The total amounts provided towards ILD and NLD License for fiscal 2004, 2005 and 2006 are Rs.2,734 million, Rs.2,811 million and Rs.1,932 million, respectively and the amounts paid for the corresponding fiscal years are Rs.2,488 million, Rs.1,622 million and Rs.1,776 million.

In fiscal 2004, our expenditure on license fees decreased by 32.25 percent due to our lower adjusted gross revenue, while there was a marginal increase of 2.93 percent in fiscal 2005. This increase was primarily on account of license fees of Rs.827 million paid on gain on sale of investments in New Skies Satellites N.V and Intelsat Limited. There is 28.84% drop in license fees in fiscal 2006. This is primarily due to the reduction in the rate on the ILD license to 6%. Therefore inspite of increase revenue there has been a drop in the license fees payable by the Company. Further, during fiscal 2005 the Company also paid license fees on gain on sale of investments in New Skies Satellite N.V. and Intelsat limited, as discussed in the subsequent para.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government provided that the Company would be refunded license fees it paid towards NLD services to the extent of 10 percent. Accordingly, the Company has taken a net charge of 5 percent of the revenues from NLD services in its financial statements. The Company however has not received any refunds in this regard for the fiscal years 2003, 2004 and 2005 and 2006.

Operating Income

The following table sets forth certain information regarding the Company’s operating income for the fiscal years ended March 31, 2004, 2005 and 2006.

	Years Ended March 31,
	2004		2005		2006		2006
	Rs. (in millions)						(US$ in millions)
Operating income/(loss)	Rs.	(4,036)	Rs.	2,895	Rs.	901	20

Operating loss for fiscals 2004 was primarily due to impairment charge of Rs 6,709 millions. Operating income for fiscals 2006 has decreased by approximately 69% due to increased depreciation and operating costs as explained above.

Non-operating Income

The following table sets forth certain information regarding the components of the Company’s investment and other income for the fiscal years ended March 31, 2004, 2005 and 2006.

	Years Ended March 31,
	2004	2005	2006	2006
	Rs. (in millions)			(US$ in millions)
Gain on sale of investments (Net)	1,001	5,523	77	2
Interest Income (Net)	1,419	528	497	11
Dividend Income	405	285	407	9
Foreign Exchange gains (Net)	15	(149)	88	2
Provision not required written back	—	—	344	8
Other income	187	263	550	12
Total	3,027	6,450	1,963	44

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

The Company did not have any such major sale of investment in fiscal 2006.

The gain on sale of investments of Rs.77 million in fiscal 2006 is primarily gain on sale of mutual fund investments.

Net interest represents the net interest amount receivable or payable by the Company on its bank and other deposits and borrowings under its overdraft facilities. Net interest income decreased from Rs.1,419 million during fiscal 2004, which included interest of Rs.490 million on income tax refunds, to Rs.528 million during fiscal 2005, which does not include such income. Net interest income decreased marginally from Rs. 528 million during fiscal 2005 to Rs. 497 million during fiscal 2006, which included interest of Rs.Rs.564 million on income tax refunds and interest of Rs.315 million on bank deposits but the Company paid interest of Rs.382 million.

The increase in dividend income over the last fiscal year is primarily because of increase in interest rates, the maximum investments were kept in Mutual Funds to take advantage of Tax benefits on Mutual Fund investments which contributed to higher yields.

Other income of Rs 550 million in fiscals 2006 includes excess provisions no longer required written back and proceeds from the liquidation of a Ship which had damaged the Company’s undersea cable in 1995.

Income before Taxation

Consequent to the above, the Income before tax for fiscal 2004, 2005 and 2006 was loss of Rs. 1,009 million, profit of Rs. 9,345 million and profit of Rs. 2,864 million respectively. The primary reason for loss in the year 2004 was the impairment loss on property, plant and equipment of Rs. 6,709 million. The reduction in the Income before taxation in fiscal 2006 as compared to fiscal 2005 was due to a gain on sale of investment of Rs. 5,523 million earned in fiscal 2005. Increased complexities due to the business acquisitions have lead to higher costs in the current fiscal year.

Income Tax Expense

In fiscal 2004, the Company had an Income Tax benefit rate of 66.80 percent. In fiscal 2005, the Company had an Income Tax expense rate of 27.55 percent. For fiscal 2006, the Company’s effective tax rate on a consolidated basis works out to 67.46 percent on a total tax expense of Rs.1,932 million. The statutory income tax rates were 35.875 percent, 36.593 percent and 33.66 percent for fiscals 2004, 2005 and 2006 respectively. The effective tax benefit rate in fiscal 2004 was higher than that determined by the statutory tax rate as dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent (excluding surcharge) was applicable to gains on sale of investment in Inmarsat. During fiscal 2005, the primary reasons for variance between the applicable statutory income tax rate and the effective rate for the Company were that dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent was applicable to gains on sale of investment in Intelsat and New Skies Satellites N.V. The effective tax rate in fiscals 2006 is because Company’s International operations have incurred losses which cannot be set off against the profits earned by the Company’s India operations, thereby causing the effective rate on a consolidated basis to rise substantially

The Company is subject to significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8— Legal Proceedings.”

Share in Net Loss of Equity Method Investees

The Company’s share in the net loss of equity method investees in fiscals 2005 and 2006 was Rs. 4,156 million and Rs.70 million (US$ 1.57 million). There was a decrease in the share of loss because the Company is not required to account for its interest in Tata Teleservices Limited (“TTSL”) using the equity method.

As of March 31, 2006, the equity method investees are SEPCO Communications Pty. Ltd (SEPCO) and United Telecom Limited (UTL).

As of March 31, 2006, the Company has an ownership interest of 47 percent in SEPCO , which was acquired during the current fiscal year During fiscals 2005 and 2006, VSNL’s ownership interest in UTL was 26.6%.

Equity in net loss included loss of TTSL of Rs. 1,905 million and Rs. 4,053 million in fiscals 2004 and fiscals 2005.During fiscal 2005 the effective voting interest of VSNL in TTSL declined from 19.9% to 16.1% as a result of an increase in the effective voting interest of Tata Sons Limited (“Tata Sons”) in TTSL to 57.8% as of April 1, 2004. During fiscal 2006 the voting interest further declined from 16.1% to 14.1% as a result of subsequent raising of capital by TTSL from other investors

VSNL currently has no right to representation on the TTSL board of directors. Pursuant to a shareholders agreement among VSNL, TTSL, Tata Sons and the other shareholders of TTSL, the power to recommend the appointment of directors of TTSL was previously allocated among the shareholders in proportion to their relative voting interests, and under such arrangement VSNL originally had the right to recommend the appointment of two of the twelve directors of TTSL. VSNL agreed to give up this proportionate representation, and the other shareholders of TTSL also agreed to eliminate this proportionate representation, following the increase in the effective voting interest of Tata Sons which gave it majority control. The amendment to eliminate the proportional representation for all shareholders was signed on March 11, 2005.

VSNL has not made any further investment in TTSL other than an investment of Rs. 1,755 million in August 2005 in connection with rights offering in order to maintain its proportionate interest. Since the other shareholders also made pro rata investments, VSNL’s equity percentage ownership did not change. VSNL has no obligation to make any further investment to maintain (or increase) its interest. In view of the foregoing facts, the Company has ceased to account for its interest in TTSL using the equity method effective from April 1, 2005. The investments are carried at cost as equity shares of TTSL do not have readily determinable fair value.

Net Income

Net income was Rs.622 million in fiscal 2006 as compared to Rs.2,446 million in fiscal 2005. The primary reasons for the variance in net income between fiscal 2005 and 2006 are:

•	higher network and transmission costs and depreciation and other operating costs during fiscal 2006 as compared to fiscal 2005

•	Lower non-operating income in fiscal 2006 as compared to higher non-operating income in fiscal 2005 primarily from the sale of investments in Intelsat Limited and New Skies Satellite N.V.

Segment Results

The Board of Directors and the Executive Director, responsible for allocating resources to and assessing the performance of the segments, as a group constitute the chief operating decision maker (CODM).

In fiscal 2005, as a result of changes in the form and content of segment information provided to and used by the CODM to allocate resources and assess performance, and changes in the organizational structure, the Company changed its reportable segments. The reportable segments in fiscal 2005 were “Wholesale Business”, “Enterprise Business” and “Others”.

During fiscal 2006, the Company acquired certain tangible and intangible assets from TGN and acquisition of 100% of the common shares of Teleglobe. Management is in the process of finalizing a formal integration plan of the business carried out by such entities with the existing business. Consequently, during fiscal 2006 the international business carried out by VSPL and its subsidiaries was viewed by management as a separate business segment in order to allocate resources and assess performance. Reportable segments for fiscal 2006 are “Wholesale Business”, “Enterprise Business”, “International Business” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Business	International Long Distance Telephony (ILD) for India

Enterprise Business	Corporate Data Transmission services for India

International Business	Services provided by VSPL and its subsidiaries. Products include voice, data transmission services and other value added services.

Others	National Long Distance Telephony (NLD), Internet, GPSS, transponder lease, telex and telegraph and television uplinking for India.

In fiscal 2006 the Company had identified the following operating segments based on the organizational structure and for which discrete financial information including gross margins is available:

•	ILD

•	NLD

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines)

•	Services provided by international subsidiaries

•	Internet

•	Other services (GPSS, transponder lease, telex and telegraph, and television uplinking)

ILD and NLD services are managed by the Wholesale business group, corporate data transmission services and other services are managed by the Enterprise business group, internet services are managed by the Retail business group and international business by the executive director of VSPL.

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

All other services including NLD and internet have been reported under “Other Services”, as none of these operating segments meet the reportable quantitative thresholds. Revenues from “Wholesale Business”, “Enterprise Business” and “International Business” exceed seventy five per cent of the Company’s consolidated revenues.

Segment information for fiscal 2005 has been presented in accordance with the segmentation basis adopted for fiscal 2006.

In fiscal 2004, the Company’s operating and reportable segments were “International telephony and related services” which included international long distance telephony and corporate data transmission services and “Other services” which included national long distance telephony voice and data service, internet and other value added services. Discrete financial information was available only for these segments.

Comparable segment information for fiscal 2004 has not been presented, as comparable information for fiscal 2004 in accordance with the segmentation basis adopted in fiscal 2006 is unavailable. As a result segment information for fiscal 2004 and comparable segment information for fiscals 2005 and 2006 have been presented under old segmentation basis.

Summarized segment information based on the new segmentation basis for fiscals 2005 and 2006 is as follows:

	For the year ended March 31, 2005
Segment	Segment Revenues		Segment result
	(Rs.Million)		(Rs.Million)
Wholesale Business	Rs.	15,841	1,950
Enterprise Business		10,979	7,670
International Business		194	(81)
Other		5,434	915
Inter segment elimination		—	—

Total		32,448	10,454

	For the year ended March 31, 2006
Segment	Segment Revenues				Segment Result
	(Rs.Million)		(US$ Million)		(Rs.Million)	(US$ Million)
Wholesale Business	Rs.	15,727	US$	353	3,689	83
Enterprise Business		11,588		260	8,836	199
International Business		10,270		231	781	17
Other		7,871		177	2,053	46
Inter segment elimination		—		—	(9)	(0.2)

Total		45,456		1,021	15,350	344

Segment Analysis

Wholesale Business

Wholesale business revenues have remained almost constant. This has occurred because the company has witnessed a 67 percent growth in incoming volumes for international voice traffic in fiscal 2006 but and the same was offset by a 9 percent decrease in outgoing volumes and a decline in prices . The Company has been generally been able to maintain its retentions though the retentions are expected to decrease in the foreseeable future. The segment result of Wholesale Business has increased from Rs.1,950 million in fiscal 2005 to Rs. 3,689 million in fiscal 2006, a rise of over 89 percent on account of lower telecommunication costs and other network costs and recoveries of uncollectible receivables.

Enterprise Business

Enterprise business revenues have increased by over 5.5 percent in fiscal 2006 i.e. from Rs.10,979 million in fiscal 2005 to Rs.11,588 million in fiscal 2006. Tarriff drops have been compensated by volume increase.

The segment result of Enterprise Business has increased from Rs.7,670 million in fiscal 2005 to Rs.8,836 million in fiscal 2006, a rise of 15.2 percent. Enterprise business margins have benefited from the significant growth in revenues as well as the cost savings resulting from the surrender of leased domestic bandwidth following the Company’s acquisition of 23,000 kms of fiber optic capacity from Bharti Infotel Limited. The increase in fiscal 2006 was attributable to the general growth of enterprise business services in India as a response to the needs of India’s growing information technology and business process outsourcing industries. The Company’s performance in this segment also benefited due to the significant expansion in VPN and data centre offerings, establishment of state-of-the-art Asynchronous transfer Mode (ATM), Multi Protocol Label Switching (MPLS) networks coupled with several new offerings. The Company is also extending its services beyond India to enterprises globally, through its subsidiaries in different geographies. The revenue from other segment has increased substantially mainly due to the increase in National Long Distance traffic, Corporate Internet Telephony, Internet Leased Line and IDC business during fiscal 2006.

International Business

The growth in international business is driven by the Company’s strategy of in-organic growth. Consequent to the acquisition of TGN and Teleglobe the revenue have reported substantial growth. Revenues in international business primarily include services offered like Voice and data transmission services and other value added services like mobile global roaming and signaling services. Segment results are lower compared to wholesale and enterprise segments primarily due to higher depreciation costs, O&M costs on cables and provision for uncollectible receivables. The revenues and results from this segment is expected to be material and will have a significant impact on the results of operations of the Company for the coming fiscals

Other Business

There has been a revenue growth of 45 percent in this segment. This has been largely driven by growth in the national long distance telephony services and growth in Internet and other value added services. Consequently the segment results has grown by 124 percent, again driven by higher volumes and cost savings.

Cost allocation parameters.

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

Liquidity and Capital Resources

The Cash flow statement in this annual report is a consolidated cash flow and integrates the results of operations of the various acquisitions done by the Company and hence the cash flow for fiscal 2006 may not be strictly comparable with that of the previous years.

The Company’s principal capital resources in fiscal 2004 and 2005 were primarily generated from its operations. In fiscal 2006, the Company generated capital resources from its financing activities and from its operations. During the year the company borrowed long term and short term debt towards financing its acquisition. The Company expended Rs. 13,328 million in the current year towards acquisitions In addition, the Company borrows funds for short-term requirements from time to time in order to meet temporary working capital needs.

While the Company anticipates significant liquidity requirements in the near future and expects to borrow additional funds, the Company believes, based on its current financial condition and market outlook, that its cash and cash equivalents and ability to borrow will be sufficient to meet such requirements.

The Company generated Rs.13,140 million, Rs. 3,069 million and Rs. 9,700 million as cash flows from its operations for fiscals 2004, 2005 and 2006, respectively.

The principal components of cash flows from operating activities in fiscal 2004 include net income increased by depreciation, equity in net loss of investees, impairment of property, plant and equipment, favorable changes in accounts receivable, advance income taxes, accounts payable and other current liabilities and other non-current liabilities and unfavorable changes in prepaid expenses.

The principal components affecting operating cash flows in fiscal 2005 include net income increased by depreciation, equity in net loss of investees, unfavorable changes in accounts receivable, advance income taxes, accrued expenses and other current liabilities and increased by favorable changes in other non-current liabilities and prepaid expenses and other current assets.

The principal components of cash flows from operating activities in fiscal 2006 include net income increased by depreciation, unfavorable changes in accounts receivable and other non-current assets and favorable changes in advance income taxes, accounts payable and other current and non-current liabilities, Other non current liabilities comprise primarily deferred revenues pertaining to IRUs to be recorded as income over the term of such IRUs.

The changes in working capital arise primarily from timing of receipts and payments related to our accounts receivable, other current assets, accounts payable and other current liabilities.

In fiscal 2004, cash flows from investing activities primarily comprise amounts received on maturities of short term bank deposits and proceeds from sale of equity securities at cost. The Company invested Rs. 3,343 million for purchase of shares in TTSL and Rs. 4,783 million in purchase of property, plant and equipment and Rs. 11.381 million (net of sales) for purchase of available-for-sale securities. Further, the Company expended Rs. 2,359 million for acquisition of DishnetDSL.

In fiscal 2005, cash flows from investing activities primarily comprise amounts received on proceeds from sale of equity securities at cost and available-for-sale securities. The Company invested Rs. 2,354 million for purchase of shares in TTSL and Rs. 12,039 million in purchase of property, plant and equipment. Further, the Company invested surplus cash of Rs. 3,627 million in short-term bank deposits.

In fiscal 2006, the Company invested amounts arising on maturities of short term bank deposits primarily in available for sale investments consisting of mutual funds. This decision was taken as the Board had granted in-principle approval of investing 100% of its surplus funds in mutual funds. The excess amounts were invested primarily for purchase of shares in TTSL and property, plant and equipment. The residual amounts for purchase of property, plant and equipment were funded through its internal accruals. The company paid Rs. 13,328 million in fiscal 2006 for acquisitions of TGN, Teleglobe, VBL and Seven Star. These acquisitions were primarily funded by long term and short term borrowings. Please refer note 16 and note 18 of the consolidated financial statements.

In fiscals 2004, 2005 and 2006, the Company paid Rs. 2,423 million, Rs. 1,283 million and Rs. 1,710 million towards dividends on equity shares. Further, the Company repaid Rs. 3,540 million and Rs. 630 million which was obtained for working capital purposes in fiscal 2004 and 2005 respectively. During fiscal 2006, the Company obtained a long term debt of Rs. 9,814 million primarily for acquisition of Teleglobe. The Company also obtained a short term debt of Rs. 8,030 million for acquisition and working capital requirements of TGN. Senior loan acquired of Rs. 4,461 million was redeemed at par on February 14, 2006 alongwith interest accrued upto that date and change in control premium of Rs. 45 million.

As of March 31, 2006 the Company’s cash and cash equivalents were Rs. 4,373 million (US$ 99 million) as against Rs.339 million (US$8 million) as of March 31, 2005.

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company towards new ventures, debt repayments are discussed below. This expenditure could be staggered over fiscals 2006 and 2007. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets can be detrimental to the Company’s liquidity position and can cause delays and cost escalations in the Company’s business plans.

The following factors are expected to impact the Company’s liquidity and capital resources:

Debt repayment due in the short term

A debt of US$220 million is due to be repaid in November 2006. The Company may have to raise long term funds to repay the debt. The terms of any such new debt could be less advantageous and therefore may impact the profitability of the Company.

Board of directors approval for investments in South Africa

VSNL and Tata Africa, combined have been allotted a 26 percent stake in a South African company which is intended to become the second national telecommunications operator in South Africa. The Board has approved an investment of up to US$226 million over a four year period towards equity. The Company cannot predict the actual timing or the sources of financing of the investment. On August 31, 2006, the company officially launched the Neotel brand and started its first telecommunications services to the wholesale telecommunications market.

Planned capital expenditure and cash requirements for each of the Company’s operating segments

The Company has forecast total capital expenditure of approximately Rs.36,910 million (US$830 million) in its annual operating plan for fiscal 2006, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel, a South Africa venture of the Company.

Fall in revenues from enterprise business services

The Company has gradually over the past 18 months announced tariff cuts for its IPLC services. Further, the entry into the enterprise business of at least two other major carriers who have capacities on international cables has caused prices of many of our enterprise businesses to decline. These factors could cause revenues and profits to decline in fiscal 2007 and future periods, which would adversely affect the working capital of the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities (exclusive of acquisition) as of March 31, 2006:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	1,689	1,409	280	—	—
Other long term contractual commitments(1)	3,530	3,301	214	3	12
Lease commitments	15,840	2,673	3,692	2,976	6,499
Total	21,059	7,383	4,186	2,979	6,511

(1)	Other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 2,550 million, project cost of Rs.502 million towards SMW-3 and SMW-4 cables and Rs. 175 million towards investments in affiliates.

The Company is not involved in any trading activities.

Capital Expenditures

Subsequent to the privatization of the Company in February 2002, the Company is no longer required to follow the Governmental system of five year plans to implement capital expenditure programs.

The Company has forecast total capital expenditure of approximately Rs.36,910 million (US$829.81 million) in its annual operating plan for fiscal 2006, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel, a South Africa venture of the Company.

The Company expects to incur capital expenditure on infrastructure development which are common to all the segments of the Company.In addition, in terms of the individual segment expenditures, the Company expects to incur limited capital expenditure in respect of its wholesale voice business. Certain other components of the capital expenditure would include expenditure on information technology assets, sustenance capital expenditure and enhancement of infrastructure. The bulk of the investments is towards enhancing the transmission capacities and last mile connectivities of the Company, both inland and offshore. This includes capital expenditures towards network resilience, capacity expansion, network reach, network optimization and new services. The major capex being towards capacity expansion. Such enhancements are primarily to be used by the data and internet products offered by the Company. Accordingly the enterprise segment and certain other Internet products such as retail broadband which have been classified under “Other” services would entail capital expenditure.

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

Trend Information

The Company expects the intense competitive pressures on its core ILD business to continue, with further decreases in ILD tariffs and settlement rates. The Company expects that these pressures will continue to adversely affect its revenues and margins in fiscal 2007 and beyond.

While the Company generated approximately 49 percent of its revenues from wholesale segment which is primarily ILD business in fiscal 2006, this could change significantly in the future. This is because the opening of this business to competition from April 2002 has continued to result in increased competitive pressure for volumes. Simultaneously, prices have also dropped steeply since then because inbound carriers now have the choice of sending traffic through several operators. The Company’s “most favored customer” status over traffic from BSNL and MTNL, which together control a major portion of the outgoing traffic, came to an end in February 2004. Although the Company retained the outgoing traffic of BSNL and MTNL during fiscal 2006 after competing with other ILD operators, the Company’s gross revenues as well as its margins from such traffic declined. The latest tendering by BSNL saw the Company lose out on sectors with significant volumes to competitors. Furthermore, BSNL has been granted operating licenses for international telephony services by the Government and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL commenced utilizing the Company’s infrastructure during fiscal 2005. This agreement is valid until March 2007. It has been widely reported that BSNL is building its own network for carrying ILD traffic. There have also been reports that MTNL would be granted an ILD license in the current fiscal year. Any of the above aforementioned events could negatively affect the revenues of the Company.

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

(b) So long as the Government holds at least 10 percent of the voting equity share capital of the Company the composition of the Board shall be as follows:

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

(iv) The composition of the remaining four directors i.e. the retiring and non independent directors shall be determined by the following:

i. So long as Panatone Finvest Limited together with its Affiliates holds 25 percent of the voting equity share capital of the Company, two directors shall be nominated each by the Government and Panatone Finvest Limited.

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

On February 13, 2002 as per the provisions of the SPA and SHA the Board was reconstituted. As of July 31, 2006, the Board of Directors of the Company consisted of ten directors with four independent directors, two directors nominated by the GOI as non-retiring directors and the remaining four being nominated by Panatone Finvest Limited.

The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava (1)	64	Chairman	Liable to retire by rotation	May 2002
Srinath Narasimhan	44	Executive Director	Up to February 2007 Liable to retire by rotation	February 2002
Ishaat Hussain	59	External Director	Liable to retire by rotation	July 2002
Kishor A. Chaukar	58	External Director	Liable to retire by rotation	July 2002
Pankaj Agrawala (2)	50	Government Nominee	Non-retiring Director	January 2004
Mukund Rajan	38	External Director	Liable to retire by rotation	May 2005
N. Parameswaran (2)	49	Government Nominee	Non-retiring Director	August 2005
P.V. Kalyana Sundaram (1)	47	External Director	Liable to retire by rotation	September 2005
V.R.S. Sampath (1)	49	External Director	Liable to retire by rotation	September 2005
Amal Ganguli (1)	67	External Director	Liable to retire by rotation	July 2006

(1)	Independent directors are liable to retire by rotation.

(2)	Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

Mr. Ratan N Tata, who was the Chairman of the Board of the Company resigned and ceased to be a Director with effect from April 11, 2005.

Mr. Subodh Bhargava has been appointed as the Chairman of the Board with effect from April 11, 2005.

Dr. Mukund Rajan has been nominated by Panatone Finvest Limited as a director. Accordingly, Dr. Rajan joined the Company’s Board with effect from May 6, 2005.

In August 2005, Mr. N. Srinath who was Director (Operations) was redesignated as Executive Director.

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

On 25 November 2005, Mr. F.A. Vandrevala, the then Panatone Nominee Director of VSNL, resigned from the Board of VSNL.

On 21 March 2006, Mr. Suresh Krishna, Independent Director, resigned from the Board of VSNL.

Mr. Amal Ganguli has been nominated by Panatone Finvest Limited as Independent Director. Accordingly, Mr. Ganguli joined the Company’s Board with effect from July 17, 2006.

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

Other Principal Officers

The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

Name	Age	Position	Employed Since
Satish Ranade	52	Company Secretary & Chief Legal Officer	May 1987
KP Tiwari!	54	Chief International Facilities Officer	October 1976
Srinivasa Addepalli%	31	VP – Corporate Strategy	July 2005
Madhusudhan MR	42	Chief Network Officer	June 2004
Sandeep Mathur #	54	Head- Corporate Services	April 2002
Alin Jayant	46	Sr.VP – Network Planning & Implementation	May 2005
Rajiv Dhar	44	Chief Financial Officer	June 2005
Gupta Arun @	49	President – WBU	May 1998
Shashi Kalathil*	46	President – RBU	October 2004
Ramanand B	50	VP. – Ops. Support	March 2005
Nanda R	43	Sr.VP – Human Resources	April 2006
Madhumati Lele$	47	Chief Customer Services Officer	December 2005
Christopher Almeida	44	VP – WBU	November 2004
Rahul Swarup	46	President – EBU	September 2006

! :	K.P. Tiwari has been a part of Oversea Communications Services (OCS) since October 1976 and officially came on the rolls of the Company with effect from January 21, 1990.

% :	Srinivasa Addepalli has been on deputation from July 2005 till date from Tata Industries Limited.

# :	Sandeep Mathur has ceased to be a President-EBU effective September 8, 2006 and re-designated as Head- Corporate Services with effect from September 6, 2006. Rahul Swarup has been now appointed as President-EBU.

@ :	Aurn Gupta has ceased to be a President – WBU effective August 14, 2006 and has moved as a Chief Financial Officer of Neotel, South Africa with effect fromAugust 14, 2006 and Christopher Almeida is now responsible for WBU.

* :	Shashi Kalathil has resigned from the services of the Company effective September 30, 2006.

$ :	Madhumati Lele was on deputation from November 2002 to November 2005 from Tata Services Limited and from December 2005 was moved onto the rolls of the Company.

The following individuals are the principal executive officers of the International Subsidiaries:

Name	Age	Position	Office Held Since
Vinod Kumar	40	President	April 2004
Govind Sankarnarayanan	37	Chief Financial Officer	July 2005
Michael Guyot	48	President (Global Voice Services)	February 2006
John Freeman	36	Chief Legal Officer	June 2004

Set forth below is selected biographical information for certain of the Company’s directors and officers:

Mr. Subodh Bhargava

Born in Agra in 1942, Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Calcutta before joining the Eicher Group of Companies in Delhi in 1975. On March 31, 2000, he retired as the group chairman and chief executive and is now the Chairman Emaritus, Eicher Group.

He is the past President of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. Over several years, he was therefore a key spokesperson for Indian industry, contributing to and influencing government policy while simultaneously working with industry to evolve new responses to the changing environment.

He was a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan He was also the Chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI).

Mr. Bhargava has been closely associated with technical and management education in India. He was the chairman of the Board of Apprenticeship Training and Member of the Board of Governors of the University of Roorkee , the Indian Institute of Foreign Trade, New Delhi; and the Entrepreneurship Development Institute of India, Ahmedabad.

He was also a member of the senior panel of the All India Council for Technical Education (AICTE) set up for a comprehensive evaluation of research in engineering and technology; and on the committee set up by the Ministry of Human Resource Department, Government of India for policy perspectives for management education in India.

He is currently on the Board of the Centre for Policy Research and IIM, Indore ; Trustee, Bhartiya Yuva Shakti Trust; Executive Trustee, National Centre for Promoting Employment for Disabled Persons; Chairman Trustee Charity Aid Foundation. He is also on the Boards of Governors of other institutions for graduate engineering and bachelors and master’s degree programmes in business management.

He has been conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee.

Mr. Bhargava is the Chairman of Videsh Sanchar Nigam Ltd ( VSNL ) and also Wartsila India Ltd and Director on the respective Boards of several Indian Corporates.

Mr. Srinath Narasimhan

N Srinath, Executive Director, graduated as a Mechanical Engineer from IIT (Madras) and went on to do a Post Graduate Diploma in Management from IIM (Calcutta), specialising in marketing and systems. Joining the Tata Administrative Services (TAS) in 1986, he has held positions in project management, sales and marketing and corporate functions in different Tata companies over the past 20 years. He has been responsible for setting up new projects and managing businesses in high-technology areas like Process Automation and Control, Information Technology, Internet and Telecommunications.

On completing his probation with the TAS in 1987, he was made Project Executive in Tata Honeywell responsible for acquiring the necessary project approvals and initial funding. He then moved to Tata Industries as Executive Assistant to the Chairman, an assignment he handled till mid-1992. In that period he was also part of the team that set up Tata Information Systems (later Tata IBM and then IBM India).

In June 1992 he moved to Tata Information Systems Limited and over the next six years, handled various assignments in sales and marketing. He has been responsible for both back office sales support functions as well as direct customer sales into various end-user enterprise segments such as Process Manufacturing, Banking and Financial Services, Petroleum and Distribution. He was, since 1995, also concurrently the Regional Manager for the operations of the company in the Western Region.

In March 1998, he returned as General Manager (Projects) to Tata Industries and worked with Tata Teleservices helping to set up the company and its operations for fixed line telecommunications services in Andhra Pradesh. He oversaw the market launch of services by the company in March 1999 and in April he moved to Hyderabad as Chief Operating Officer of Tata Teleservices responsible for Sales & Marketing, Customer Service, Network and IT.

In late 2000 he took over as Chief Executive Officer of Tata Internet Services, a new company set up to meet the requirements of both retail and corporate customers for Internet services. The company successfully launched and grew its offerings in the market and also managed various customer portals that it had developed.

In February 2002, when the Tata group acquired VSNL, he was appointed as Director (Operations). With effect from 1 October, 2004 when the term of the then Managing director expired, he was entrusted with the powers of the Managing director and was redesignated as Executive director with effect from 1 April, 2005. Since February, 2003, the Company has transformed from being predominantly a monopoly, International wholesale voice services provider in India to a global telecommunications company operating in multiple businesses in over 30 countries. VSNL today, is the leading international wholesale voice provider globally, is building on its leadership position in India to be a major player in the enterprise and carrier data services market globally, is one of the largest submarine cable bandwidth providers globally, is a Tier 1 ISP and is expanding its retail presence in the broadband market in India. The company has also made investments in Nepal and Sri Lanka and has recently been chosen to be the strategic partner to manage the Second National Operator license in South Africa.

Recently, Mr. Srinath was chosen as the ‘Telecom CEO of the Year’ by the leading publishing group, Telecom Asia in the 2006 edition of their awards.

Mr. Ishaat Hussain

Mr Ishaat Hussain joined the Board of Tata Sons as an Executive Director on 1.7.99, and is Finance Director of Tata Sons Ltd. with effect from 28.7.2000. Prior to joining Tata Sons he was the Senior Vice President and Executive Director – Finance in Tata Steel for almost 10 years.

Born on September 2, 1947, Mr Hussain completed his schooling from The Doon School in 1963 to join St. Stephens College Delhi to do his graduation in Economics. A Chartered Accountant from England and Wales, Mr Hussain attended the Advanced Management Programme at the Harvard Business School. He joined the Board of The Indian Tube Company (a Tata Steel associate company) in 1981. Thereafter, he moved to Tata Steel in 1983 after Indian Tube was merged with Tata Steel.

Besides being on Board of Tata Sons Limited, he is the Chairman of Voltas Limited. He is also on the Boards of several Tata Companies viz. Tata Steel, Tata Industries, Tata Teleservices, Titan Industries Limited.

Mr. Hussain is a member on the Primary Markets Advisory Committee of the Securities Exchange Board of India. In April 2005, he has been appointed a Member of the Board of Trade.

Mr. Kishor A. Chaukar

Mr. Kishor A. Chaukar (58), currently the Managing Director of Tata Industries Limited (TIL), is a post-graduate in Management from the Indian Institute of Management at Ahmedabad.

TIL is one of the two principal holding companies of the Tata Group, India’s largest and best-known conglomerate. TIL acts as the diversification and new projects-promotion arm of the Group, and spearheads the entry of the Group in the emerging high-tech and sunrise sectors of the economy.

In his capacity as Managing Director of TIL, Mr. Chaukar is responsible for enhancing the value and the interest of TlL in TIL divisions and in companies where TIL has made investments. One of the tasks performed in the quest for this value enhancement is to provide strategic direction to these companies.

Mr. Chaukar is a member of the Group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He is on the Board of various companies like Tata Teleservices Limited, Idea Cellular Limited, Videsh Sanchar Nigam Limited, Tata Autocomp Systems Limited, Tata Investment Corporation Limited, among others. He also oversees the functions of the Department of Economics & Statistics (DES) and the Tata Credit Card.

Mr. Chaukar is the Chairman of Tata Council for Community Initiatives (TCCI) – the nodal agency of the Group on all matters related to social development, environmental management, bio-diversity restoration and conservation of wild life.

Mr. Chaukar was previously the Managing Director of ICICI Securities & Finance Company Limited (July 1993 to October 1998), and a member of the Board of Directors of ICICI Limited from February 9, 1995 to October 15, 1998). His other experiences include stints in Bhartiya Agro Industries Foundation, a Public Trust engaged in rural development on a no-profit no-loss basis and based in Pune, Maharashtra, and Godrej Soaps Limited.

Mr. Pankaj Agrawala

Mr. Agrawala was born on October 16, 1955. Since May 2002, he has been the joint secretary to the GoI, Department of IT, Ministry of Communications and IT. Mr. Agrawala is in-charge of e-infrastructure in the Department of IT and in that capacity represents India in the Government Advisory Committee of Internet Corporation for Assigned Names & Numbers (ICANN). He is a vice chairman of GAC. Mr. Agrawala also serves on the Board of Telecom Infrastructure Manufacturing Company, ITI and National internet Exchange of India.

Mr Agrawala belongs to the 1978 batch of the IAS (Uttar Pradesh cadre). He holds a masters degrees in Public Administration, Development Economics and History and was a Mason Fellow at the Kennedy School of Government, Harvard University, USA.

Mr. Agrawala has held various important U.P government positions. He has worked on various field organizations in districts and divisions of Uttar Pradesh. He has been associated with rural development for nearly 12 years of his service.

He took over as director of the then Ministry of Urban Development, GoI in August 1991, and as director, Housing Division, Ministry of Urban Affairs and Employment, GoI in July 1994. He was a member of the Indian delegation to the Habitat II City Summit, Istanbul. He then worked in the Administrative Training Institute, Nainital in the Decentralised Training for Urban Development Project, an Indo-Dutch collaboration with the Institute for Housing and Urban Development, Rotterdam.

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

Mr. Parameswaran belongs to the Indian Telecommunications Service (1978) and has been with the Department of Telecommunications since January 1980. For the last ten years he has been involved in Telecom Licensing and Regulations. He has played a key role in the liberalization of the Telecom Sector in India. Recently, he was on a two-year deputation as the Executive Director of the Information & Communication Technologies Authority, Mauritius, wherein he set up the Authority and facilitated the liberalization of the ICT sector. He has held various positions in DOT and MTNL where he was actively involved in the implementation of IT solutions and New Services.

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

Dr. Sampath has served on various government committees including the advisory committees of the Central Board of Film Certification and the All India Radio, both of the government of India, Chennai. He is the chairman of various non-governmental organisations in Chennai including the Inter-University Cultural Service, the Madras Development Society, the India International Tourism Centre, the Indian Institute for Aids Prevention, the International Centre for Human Rights and the Madras Educational.

Mr. Amal Ganguli

Mr. Amal Ganguli, 65, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Chartered Accountants of England and Wales and a member of the New Delhi chapter of the Institute of Internal Auditors, Florida, U.S.A. He was the Chairman and Senior Partner of Pricewaterhouse Coopers (PWC), India till his retirement on 31st March, 2003. Besides his qualifications in the area of accounting and auditing, Mr. Ganguli is a fellow of the British Institute of Management and alumnus of IMI, Geneva.

Mr. Ganguli, trained in the UK to become a Chartered Accountant. He was seconded as a Partner to PWC, UK/USA for a year in 1972-73. During his career spanning over 40 years, Mr. Ganguli’s range of work included International Tax advice and planning, cross border investments, Corporate mergers and re-organisation, financial evaluation of projects, management, operational and statutory audit and consulting projects funded by International funding agencies. In the course of his professional career, he has dealt with a variety of clients including US AID, World Bank, ADB, NTPC, Alcatel, GE, Hindustan Lever, STC, Hewlett Packard and IBM.

Mr. Ganguli is a member of the Board of Directors of several Companies such as Hughes Escorts Communications Limited, Flextronics Software Systems Limited, Tube Investments of India Limited, Gillette India Limited, HCL Technologies Limited, Samtel Colour Limited, Samcor Glass Ltd., New Delhi Television Limited and Century Textiles and Industries Ltd. Mr. Ganguli is a member of Audit Committees of Hughes Escorts Communications Ltd., HCL Technologies Ltd., Gillette India Limited, Samtel Colour Limited, Samcor Glass Limited and Century Textiles and Industries Ltd. He is chairman of the Audit Committee of Flextronics Software Systems Limited and a member of Remuneration Committees of Tube Investments of India Limited and Gillette India Limited. He is also a member of Share Transfer and Shareholders’/Investors’ Grievance Committee of Century Textiles and Industries Ltd.

Mr. Satish G. Ranade, Company Secretary and Chief Legal Officer, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Mumbai.

Mr. Rajiv Dhar, Chief Financial Officer is a Chartered Accountant with around 20 yrs of experience of which the last 10 years have been with the Tata Group. Over the years he has worked in the telecommunications, oil and gas, construction and manufacturing industries. He has joined the Company from Tata Industries.

Mr. Alin Jayant, Senior Vice President – Planning & Implementation and Head Technology has over seventeen years of experience in the telecommunications industry. He joined the Company from Taral Networks where he was CEO/Founder. Prior to Taral, Alin has worked on Wall Street with Deutsche Bank Alex Brown’s Technology Banking practice, Nortel Networks and Equant/SITA. He holds a Masters in Business Administration from McGill University, an MS from the University of Alabama and is a B.Tech from Indian Institute of Technology, Kanpur, India.

Mr. Arun Gupta, President Wholesale Business Unit, joined the Company in 1998. Prior to joining the Company, Mr. Gupta worked in finance for 18 years in various capacities at Sikkim Industrial Development & Investment Corporation Ltd., Pradeshiya Industrial & Investment Corporation of UP Ltd., and Risk Capital & Technology Finance Corporation Ltd. (a subsidiary of Industrial Finance Corporation of India Ltd.). He also officiated as Managing Director at IFCI Ventures. He held the office of Chief Financial Officer of the Company between February 2002 and June 2003. Mr. Gupta holds a Bachelor of Science degree from University of Delhi, a Master of Business Administration degree with a concentration on finance from A.M. University and a Bachelor of Law degree from the University of Delhi.

Mr. K.P. Tiwari, Chief International Facilities Officer joined the Overseas Communications Services in 1976 and has been employed by the Company since its establishment. Prior to joining the Overseas Communications Services, Mr. Tiwari worked for the Indian Post and Telegraph Department for 4 years. Mr. K.P. Tiwari holds a Master of Science Degree in Electronics from Kanpur University.

Ms. Madhumati Lele, Chief Customer Services Officer holds a post graduate degree in banking and finance and hotel management. With over 20 years of work experience in various capacities at the Oberoi Group, the Times of India Group, the Taj Group and BPL Mobile, she has been deputed to the Company as head of customer service from Tata Services Limited.

Mr. Mysore Madhusudhan, Chief Networks Officer is a Bachelor of Civil Engineering from University of Visweswarayya College of Engg., Bangalore, India. He has also undergone 6 weeks course in CSM-California (Lucent Deputation). He has worked with various companies like NDDB, BPL Mobile and Lucent Technologies before joining the Company in June 2004.

Mr. Sandeep Mathur, Head Corporate Services is an Electronics Engineer from the Indian Institute of Technology, Kanpur and a Gold Medalist from the Indian Institute of Management, Ahmedabad. He joined Philips India in 1973 and in 1978 he joined Tata Administrative Services from where he was deputed to Nelco as an Area Manager (North). He spent 17 years in Modi Xerox in two stints, with two years in between with the DCM Group. Thereafter he went to TVS Electronics and then to Tata Teleservices (AP Circle). On December 1, 2002 he joined the Tata Indicom Enterprise Business Unit (“TIEBU”) and subsequently when TIEBU was consolidated into the Company on April 1, 2004, he was designated as Head of the Enterprise Business Unit.

Mr. Shashi K .Kalathil, Head President Retail Business Unit is an engineer from Delhi College of Engineering and an MBA from the Indian Institute of Management-Bangalore, India. He joined Unilever India in 1983 as a management trainee. During his 12 year career with Unilever, Mr. Kalathil worked in marketing research, sales and distribution and marketing across the Personal Products, Detergents and Foods divisions. In 1995, he moved to the RPG group to set up their cellular telephony project as Head of Marketing, Sales and Customer Services. In November 1998, he joined PepsiCo India as their Brand Director-Colas. In July 2000 he moved to Chennai as Executive Vice President heading up Pepsi’s South India Operations. In December 2002, Mr. Kalathil became Pepsi’s Head of Marketing for South Asia. Mr. Kalathil joined the Tata Group on October 1, 2004 as Chief Operating Officer of the Retail Business Unit of the Company, responsible for the dial up internet and broadband businesses.

Mr. Srinivasa Addepalli, Vice President Corporate Strategy is a Post-graduate in management from IIM, Ahmedabad and an Electronics Engineer. He worked with the Tata Strategic Management Group, focusing on the telecom and media industries. He was closely involved with the formulation of the Tata Group’s telecom strategy and business plans, including the acquisition of VSNL and expansion of Tata Teleservices. Later, he joined Tata Industries in the Group Chairman’s Office, responsible for co-ordinating the various telecom activities within the Group. Srinivasa is on deputation to VSNL from Tata Industries.

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

Mr. R Nanda has joined as Sr VP – Human Resources effective April 17, 2006. Mr. Nanda has a degree of Masters in Social Work (MSW) from Loyola College, Chennai University and has over 20 years of rich experience in Human Resources across a variety of business sectors like manufacturing, trading and retail. He started his career with the Murugappa Group in Chennai, where he spent nearly 15 years, in a variety of roles, both with HR and line responsibilities across a number of the Group’s businesses and has also worked with the Amara Raja Group in Chennai. He has then spent some time in the middle-east with the OTE Group and the Landmark Group.

Mr. Christopher Almeida has joined the Company in November 2004. Mr. Almeida is a BSc from St. Xavier College, University of Bombay and an MBA (Marketing) from SP Jain Institute of Management, Mumbai. He has around 21 years of experience across various organizations in Office Automation, Telecom, media content, and Service Industry. He started his career with Skypak Couriers in 1985 and in 1987, he joined Network India Ltd. He spent nearly 6 years in Modi GBC before joining Hutchison Max in 1996. Thereafter, he went to Business Standard and then to Bharti Cellular Ltd. On November 11, 2004, he joined VSNL India as VP – Corporate Services and he is currently designated as Vice President - Wholesale Business Unit.

Mr. Rahul Swarup has joined the Company in September 2006. Mr. Swarup completed his B. Tech from IIT, Kanpur in 1983 and has around 23 years experience across 3 Organizations. He started his career with ONGC, one of the oil majors in India where he worked for 6 years and was involved in setting up and operating diverse Network infrastructure for the onshore and offshore installations. Subsequently he spent over 10yrs with Citibank in various roles with his last assignment being the Vice President and Head of Citicorp Global Technology Infrastructure for India, Bangladesh and Sri Lanka, reporting to London. CGTI was responsible for network and data center operations for Citibank and its affiliates across the world. Just before joining VSNL, Rahul spent 7 years with Sify joining them as President—Technology, responsible for setting up the operations and management team and providing strategic direction for the technology group. Since April 2001 he has been associated with them as President, Enterprise Solutions.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

Compensation of Directors and Officers

The directors, other than the full-time directors and the Government nominee directors, of the Company received a sitting fee not exceeding Rs.10,000 (US$224.82) (Rs.5,000 till March 1, 2006) for attending each Board and Committee meeting. During fiscal 2006, Rs.580,000 (US$13,039) were paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

The non-executive Directors were not paid any remuneration till 2004-05 except payment by way of sitting fees. For the financial year 2005-06, subject to approval of shareholders at the 20th Annual General Meeting, the Company proposes to pay remuneration to the non-executive directors (NEDs) by way of commission at a rate not exceeding 1% per annum of the profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956). The distribution of commission amongst the NEDs is placed before the Board. The commission to NEDs is proposed to be distributed broadly on the basis of their attendance and contribution at the Board and certain Committee meetings as well as the time spent on operational matters other than at the meetings.

The details of commission to be paid to the non-executive directors for the year 2005-06, are as follows:

	(Amount in Rs.)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava (Chairman Board/Audit)	823,500	115,000
Mr. Ishaat Hussain	237,900	70,000
Mr. Kishor Chaukar	301,950	95,000
Mr. Pankaj Agrawala	265,350	NIL
Dr. Mukund Govind Rajan	164,700	50,000
Mr. N. Parameswaran	128,100	NIL
Mr. P.V. Kalyanasundaram	146,400	45,000
Dr. V.R S. Sampath	137,250	55,000
Mr. R.N. Tata (Chairman Board) [Till 11 April 2005]	45,750	5,000
Mr. Rakesh Kumar [Till 10 August 2005]	54,900	NIL
Mr. Suresh Krishna [Till 21 March 2006]	54,900	20,000
Mr. Vivek Singhal [Till 9 September 2005]	54,900	15,000
Dr. Ashok Jhunjhunwala [Till 9 September 2005]	210,450	70,000
Mr. F.A. Vandrevala [Till 25 November 2005]	146,400	40,000

Total	2,772,450	580,000

For the fiscal year ended March 31, 2006, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company mentioned herein above was approximately Rs.58.23 million (US$1.30 million), and individual compensation of executive Director and principal officers was as follows:

	Gross Remuneration in fiscal 2006
Name	(Rs.)	(US$)
N. Srinath	6,089,187	136,897
Rajiv Dhar[1]	2,239,664	50,352
Amitabh Khanna[2]	3,644,143	81,928
S.G Ranade	4,676,126	105,129
K.P Tiwari	5,203,669	116,989
Arun Gupta	4,738,004	106,520
Madhumati Lele[3]	4,368,335	98,209
Radhakrishnan Nair[4]	1,913,972	43,030
Sandeep Mathur	6,224,691	139,944
Shashi Kalathil	4,225,006	94,987
Mysore Madhusudhan	4,279,295	96,207
Alin Jayant	2,644,447	59,452
Ramanand B.	2,532,088	56,926
Srinivasa Addepalli[5]	2,097,700	47,161

1	Joined the Company in June 2005 as a Chief Financial Officer.

2	Chief Financial Officer during fiscal 2005. He resigned from the Company in June 2005.

3	On deputation from November 2002 to November 2005 from Tata Services Limited and from December 2005 was moved onto the rolls of the Company.

4	Head (Human Resources) during fiscal 2005. He resigned from the Company in May 2005.

5	On deputation from Tata Industries Limited

For the fiscal year ended March 31, 2006, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers and directors directly on the rolls of the Company was approximately Rs.7.36 million (US$0.16 million).

A performance pay scheme is in place that is applicable to all employees including heads of the various business units and support functions in the Company. This performance pay is based on both the individual’s performance and the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated against the previous year’s performance based on several pre-defined parameters. Differential weightages are given to these two components based on the responsibility level of the employees in the Company with a higher weightage to the Company’s performance for senior level employees and higher weightage to individual performance at junior levels. The performance evaluation process for deputed employees is the same as that for the VSNL employees. Once the final normalized ratings are arrived at for the deputees, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of July 31, 2006, other than one member, none of the other members of the Board of Directors held any shares of the Company. Dr. Mukund Rajan, external director on the Board, held 15 equity shares of the Company. The executive officers of the Company either individually or as a group did not beneficially own more than one percent of the Company’s issued and outstanding equity shares.

BOARD COMMITTEES

Audit Committee

The audit committee consists of three four members. The Chairman of the committee is Mr. Subodh Bhargava, an independent director, who earlier served as the Chairman and Managing Director of Eicher Motors and has necessary and sufficient financial and accounting background.

The other members of the committee are Mr. Pankaj Agrawala, Government Nominee Director, and Mr. P.V. Kalyanasundaram, Independent Director and Mr. Amal Ganguly, Independent Director. Mr. Satish Ranade, Company Secretary and Chief Legal Officer is the audit committee’s Secretary. Mr. Ishaat Hussain, Director (Finance), Tata Sons Limited, who was a member of the Audit Committee till 24 October 2005, is a special invitee for Audit Committee meetings.

The audit committee’s powers and terms of reference have been set in light of the requirement of the Companies Act, 1956 and clause 49 of VSNL’s listing agreement with the Indian stock exchanges as well as US Securities Laws. The broad powers and scope of the committee is as follows:

Powers of Audit Committee

1)	To investigate any activity within its terms of reference.

2)	To seek information from any employee.

3)	To obtain outside legal or other professional advice.

4)	To secure attendance of outsiders with relevant expertise, if it considers necessary.

Role Of Audit Committee

1)	Oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2)	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

3)	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4)	Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:

a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of clause (2AA) of section 217 of the Companies Act, 1956

b)	Changes, if any, in accounting policies and practices and reasons for the same

c)	Major accounting entries involving estimates based on the exercise of judgment by management

d)	Significant adjustments made in the financial statements arising out of audit findings

e)	Compliance with listing and other legal requirements relating to financial statements

f)	Disclosure of any related party transactions

g)	Qualifications in the draft audit report.

5)	Reviewing, with the management, the quarterly financial statements before submission to the board for approval

6)	Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.

7)	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8)	Discussion with internal auditors any significant findings and follow up there on.

9)	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

10)	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11)	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12)	To review the functioning of the Whistle Blower mechanism, in case the same is existing.

13)	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

Scope Of The Audit Committee (SOX)

1)	To establish procedures for the receipt, retention, and treatment of complaints received by VSNL regarding accounting, internal accounting controls, or auditing matters;

2)	To take due actions as required under VSNL’s Whistleblower Policy from time to time.

Review of information by Audit Committee

The Audit Committee shall mandatorily review the following information:

1.	Management discussion and analysis of financial condition and results of operations;

2.	Statement of significant related party transactions (as defined by the audit committee), submitted by management;

3.	Management letters / letters of internal control weaknesses issued by the statutory auditors;

4.	Internal audit reports relating to internal control weaknesses; and

5.	The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

In its annual written affirmation to the New York Stock Exchange dated August 30, 2005, pursuant to Section 303A of the NYSE’s Listed Company Manual, the Company stated that since Mr. Ishaat Hussain is the finance director of Tata Sons Limited, which is the owner of approximately 60 percent of the common stock of Panatone, Mr. Hussain may be deemed an affiliated person with respect to VSNL pursuant to Rule 10A-3 of the Exchange Act. The Company also stated that while it does not believe that Mr. Ishaat Hussain’s position with TSL affects his ability to be independent with respect to the VSNL Audit Committee, it was currently reviewing ways to address this situation prior to December 31, 2005, including the possibility that Mr. Ishaat Hussain would have only observer status on the Audit Committee, in which case he would be exempt under Rule 10A-3 (b)(1)(iv)(D) of the Exchange Act. The Company also noted in the affirmation that it has a five person Audit Committee, and of the remaining four persons, three persons are independent and one falls within the exemption to the independence requirements contained in Section 10A-3(b)(1)(iv)(E) of the Exchange Act. The Committee now has four members three of whom are independent. In the meeting of the Board held on October 7, 2005, Mr.Ishaat Hussain has accepted to be an observer at the meetings of the audit committee with no voting powers and accordingly has ceased to be its member.

The Company also stated in its NYSE affirmation dated August 30, 2005,.that while the Company, like other Tata Group companies, is required to follow the Tata Code of Conduct, its audit committee is in the process of drafting and adopting the “whistleblower” procedures referred to in Rule 10A-3(b)(3) of the Exchange Act. The Board of the Company approved the policy in its meeting held on October 7, 2005 and directed the audit committee in its next meeting to finally approve, adopt and implement the same. The Company had also stated in the NYSE affirmation that it is in the process of amending its audit committee charter to provide for the funding requirements set forth in Rule 10A-3(b)(5) (c) of the Exchange Act. The Board of the Company, has in the same meeting held on October 7, 2005, approved the changes in the audit committee charter and is now compliant with the requirements set forth in Rule 10A-3(b)(5) (c) of the Exchange Act.

Remuneration Committee

The Remuneration Committee consists of two members. The members are Mr. Subodh Bhargava and Mr. Kishor Chaukar. Mr. Kishor Chaukar joined the Remuneration Committee on June 9, 2005. Mr. Ratan Tata ceased to be a member of the Committee with effect from April 11, 2005. Mr. Satish Ranade, Company Secretary and VP (Legal) is the Remuneration Committee’s Convenor.

Employees

As of March 31, 2006, the Company had a total of 4,013 employees of which 2926 employees were employed by the Company in India. Of the employees in India 2,258 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 668 were non-executive employees. As of March 31, 2005, and March 31, 2004, the Company had 2,479 employees and 2,130 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction. The Company does have few employees who have been deputed from the Tata Group companies.

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

Certain heightened standards apply to “independent directors” (NYSE Corporate Governance Standard 303A.02)

Under Indian law, a director is “independent” so long as he or she

a)       apart from receiving director’s remuneration, does not have any material pecuniary relationships or transactions with the company, its promoters, its directors, its senior management or its holding company, its subsidiaries and associates which may affect independence of the director;

b)       is not related to promoters or persons occupying management positions at the board level or at one level below the board;

c)       has not been an executive of the company in the immediately preceding three financial years;

d)       is not a partner or an executive or was not partner or an executive during the preceding three years, of any of the following:

i.        the statutory audit firm or the internal audit firm that is associated with the company, and

ii.       the legal firm(s) and consulting firm(s) that have a material association with the company.

e)       is not a material supplier, service provider or customer or a lessor or lessee of the company, which may affect independence of the director; and

f)       is not a substantial shareholder of the company i.e. owning two percent or more of the block of voting shares.

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

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and one independent directors.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of four non-executive directors out of which three are independent, including the committee’s chairman and one of which is a government representative who falls within an exemption to the independence requirement.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges and SOX compliance requirements.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2005-06 (Page 21 to Page 37.) under the headings:

•       Report on corporate governance for the year 2005-06

•       Secretary’s Responsibility Statement

•       Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreements

Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by the regulations framed by the Securities and Exchange Board of India regulations, the Company has adopted a code governing trading in the Company’s securities by insiders. As required under the listing Agreement with Indian Stock exchanges, the Company has also adopted a Code of Conduct for Senior Mangement and Board Members. The Board members and the Senior Management have affirmed to the said Code of Conduct. The said Code of Conduct is available on Company’s website www.vsnl.in.

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its initial Foreign Private Issuer Section 303A Annual Written Affirmation in August 2005.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2006, approximately 45.15 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other companies of the Tata Group, and approximately 26.12 percent was held by the Government.

The following table sets forth certain information regarding the beneficial ownership of the Company’s equity shares as of March 31, 2006, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	115,738,857	40.61
Government of India (2)	74,446,885	26.12

(1)	Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of March 31, 2006. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 13, 2006 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)	The Shares owned by the Government are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of March 31, 2006, approximately 170,81,284 Equity Shares (5.99 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited (the “Custodian”), for The Bank of New York, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

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

Related Party Transactions

The Company’s principal related parties consist of its principal shareholders, government departments, government owned or controlled companies and subsidiaries/affiliates of the Company. The Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises, etc.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and on two occasions, the Company had offered loans for purchase of equity shares of the Company offered to them by the Government from Government’s holdings. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2005 and 2006, amounts receivable from employees aggregated to Rs.114 million and Rs.80.69 million, respectively, and are included in other current assets. Interest free short-term advances made to employees aggregated Rs.3 million and Rs.1.58 million as of March 31, 2005 and 2006, respectively.

The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of house property. The cost of the interest subsidy of Rs.23 million, Rs.29 million and Rs.18.99 million for the years ended March 31, 2004, 2005 and 2006, respectively, is included in staff costs.

Loans to executive officers include an advance to Mr. Satish Ranade of Rs.207,264 towards the purchase of shares of the Company in connection with an offer made by the Government of India to eligible Company employees as part of the disinvestment of its holding in the Company and a loan of Rs.37,000 towards the purchase of a vehicle. The loans were made in February 2002 and August 2001, respectively. On March 31, 2006, the amounts outstanding were Rs.105,723 and Rs.14,385, respectively. The interest rates on the loans is 4 percent. Loans to executive officers include an advance to Mr. K.P. Tiwari of Rs.202,392 towards the purchase of shares of the Company as above. The loan was made in February 2002. On March 31, 2006, the amount outstanding was Rs.96,885. The interest rate on the loan is 4 percent.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following are incorporated herein by reference:

•	Report of Independent Registered Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2005 and 2006;

•	Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2004, 2005 and 2006; and

•	Notes to the Consolidated Financial Statements.

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

Fiscal 1994: The Company’s claim had been disallowed. The Company has received a favorable ruling from the Commissioner of Income Tax (Appeals).

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

We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decisions in the Company’s favor were to be appealed and all the disputed claims are decided against the Company, the aggregate negative impact on the Company would be approximately Rs12,543 million (US$ 287.55 million).

Tax Benefit Claim

The Indian tax authorities have taken the position that the Company is not entitled to certain tax benefits claimed by it in the fiscal years 1996 to 2003 with respect to a portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. The year-wise tax imposed by the Income Tax Department (including interest but excluding penalties and measured as of March 31, 2006) is as follows:

Fiscal year	1996	1997	1998	1999	2000	2001	2002	2003
Claim of Tax (Rs. Million)	161	336	933	1643	1776	1218	975	971

The Company has paid all the above amounts under protest but has not recognized the entire expense in its profit statements The Company has disputed these claims for all the years. The Company’s claim has been dismissed by the first appellate authorities in respect of fiscal 1996, 1997, 1998, 1999, 2000 to 2002. while claims in respect of fiscal 2003 is still pending before the appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal in respect these years.

If all the disputed claims are dismissed against the Company, the aggregate negative impact on the Company will be approximately Rs. 6854 million (US$ 154.09 million) including interest but excluding penalties and measured as of March 31, 2006.

Reimbursement of DoT Levy

The Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during fiscal 1994. The tax authorities claim that the Company owes approximately Rs. 3405 million in respect of taxes due (including interest but excluding penalties measured as on March 31, 2006) in connection with such reimbursements. The Company has paid the entire amount under protest with respect to this claim. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be by this amount. The Company has not provided for this amount in its books.

ICO Global Loss Write-Off Issue

For fiscal 2000 and 2001 the tax authorities have disallowed Rs.5,128 million and Rs.52 million respectively towards the Company’s write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc., which filed for bankruptcy protection in the United States in 2000. The tax and interest demanded in this regard amounts to Rs.2,000 million and Rs.21 million respectively which has already been paid under protest. The Company has also provided for in its books Rs.1,974 million and 20 million, respectively. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be approximately Rs.27 million.

The aggregate negative impact stated in each of the above cases, which considers certain eventualities such as the impact of unfavorable decisions and appeals, is higher than the amounts stated as contingent liabilities in the Company’s financial statements, which are based on tax demands raised by the Indian Income tax authorities and disputed by the Company.

Polargrid Litigation

Polargrid LLC, one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the US District Court for the Southern District of New York in connection with an alleged breach of contract between the parties. Polargrid’s complaint seeks in excess of $1,500 million in damages arising from the Company’s alleged breach. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit. The Company and Polargrid have sought, and continue to seek, discovery from one another in this action in accordance with a discovery schedule agreed upon by the parties.

FLAG Telecom Arbitration

In May 2006, Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration issued a ruling on certain issues in a matter initiated by FLAG Telecom Group Limited (FLAG) in December 2004. The matter concerned the interpretation of certain provisions of the Construction and Maintenance Agreement (C&MA) governing the FLAG East Asia (FEA) cable system to which FLAG and the Company, and various other parties, were signatories. FLAG claimed that the agreement should be read to provide a right of access for FLAG to the Company’s Mumbai cable landing station of the FEA cable system for the purposes of installing equipment for the upgrade of FEA at Mumbai and to lease such upgraded capacity to International Telecom Entities (ITE). FLAG also claimed damages to compensate it for the loss of revenue and/or market. The Tribunal by majority decisions has ordered the Company, to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Tribunal has further declared that the Company is entitled to such terms and conditions pursuant to the C&MA to enable the lease of assignable capacity to ITEs as are reasonable under all the circumstances and are arrived at in good faith. The Company, at this stage, is not in a position to estimate the financial consequences of this award, if any, and in what time frame these would become applicable, if at all.

On September 7, 2006, the Company has filed a Writ in The Netherlands to seek to set aside the award of the International Chamber of Commerce (ICC) International Court of Arbitration.

The International Chamber of Commerce (ICC) International Court of Arbitration, vide its Procedural Order No.4 rejected VSNL’s application for a stay of the quantum phase of the arbitration pending the determination of the Netherlands application to set aside the Partial Award. However, the ruling is “without prejudice” to VSNL’s right to make another such stay application and FLAG has been ordered to submit its Memorial on its damages claim by 30 November 2006. Once this has been received, the Tribunal will separately determine the timetable for the damages phase of the arbitration (including VSNL’s Counter-Memorial and the hearing date).

ITXC Corp. Noncompliance of FCPA

On August 16, 2004, Teleglobe announced that after the acquisition of ITXC Corp., which was consummated on May 31, 2004, as part of its normal ongoing review of ITXC’s operations in connection with the post-acquisition integration of Teleglobe and ITXC, Teleglobe had identified and was investigating potential instances of noncompliance with the United States Foreign Corrupt Practices Act (“FCPA”), relating to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”), of the matter. Teleglobe’s Audit Committee subsequently engaged an outside law firm, Debevoise & Plimpton LLP (“Debevoise”). In November 2004, Debevoise completed its investigation with respect to ITXC’s compliance with the FCPA and issued a report concerning the results thereof to the Audit Committee, which we refer to as the Initial Debevoise Report. The Initial Debevoise Report states that its investigation revealed that employees of ITXC do appear to have violated the FCPA and to have committed commercial bribery in connection with certain telecommunications contracts in Africa. As a result of the investigation concerning ITXC’s agency agreements, a number of individuals initially hired by ITXC were terminated by Teleglobe. Following the completion of its investigation into the actions of ITXC employees, at the request of Teleglobe’s Audit Committee, Debevoise conducted an investigation into Teleglobe’s foreign agency agreements and practices in order to confirm that no similar issues exist with respect to Teleglobe’s compliance with the FCPA. In February 2004, Debevoise completed its investigation with respect to Teleglobe’s compliance with the FCPA, and issued a final report concerning the results thereof to the Audit Committee, which we refer to as the Final Debevoise Report. The Final Debevoise Report stated that its investigation uncovered no violation of the FCPA by Teleglobe employees. However, the Final Debevoise Report also concluded that commercial bribery appears to have occurred with regard to two agents retained by Teleglobe (with whom the Teleglobe no longer carries on business) relating to one telecommunications carrier in Asia that is a Teleglobe customer. The Final Debevoise Report noted that Debevoise found evidence that it is likely that payments made by Teleglobe to these agents were paid for the benefit of employees of such telecommunications carrier. As a result of the investigation, Teleglobe’s Regional Sales Managing Director, Asia/Pacific and sales representative responsible for that carrier were terminated and several other employees were reprimanded. The Final Debevoise Report made a number of recommendations aimed at improving Teleglobe’s compliance practices and procedures, which recommendations have been implemented by Teleglobe.

The SEC, which had previously advised Teleglobe that it was conducting an informal inquiry into the matter, issued a formal order of investigation on February 15, 2005 concerning ITXC’s possible violations of the FCPA and possible related violations of the securities laws. In July 2005, the SEC issued a subpoena seeking documents relating to ITXC’s possible violations of the FCPA as part of its investigation. Subsequently, Teleglobe learned that ITXC’s former Regional Director for Africa had been charged with both criminal and civil violations of the FCPA, arising from an agency relationship between ITXC and an agent in Nigeria, in separate complaints filed by the DOJ and the SEC in federal court in New Jersey. The former ITXC Regional Director for Africa plead guilty to the criminal count in conjunction with a “cooperation” agreement with the SEC and DOJ. On September 7, 2006, the Company also learned that, on September 6, 2007, the SEC filed a civil action in U.S. District Court in New Jersey against Steve Ott and Mike Young, former ITXC employees, charging them with FCPA bribery and books and records violations. The Company intends to continue to fully cooperate with the SEC and the DOJ concerning these matters. Based on Debevoise’s investigation into the actions of former ITXC employees and any additional factors arising from the Final Debevoise Report, the Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to the Company’s results of operations in the quarter in which it is imposed.

Disputes with the Licensor

The Company has pending disputes with the licensor with regard to AGR interpretation etc, Please refer discussions on Revenue share and License fees under Item 4.

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

The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
	Indian Rupees	US$(2)
2006(1)	4.50	0.10
2005	6.00	0.14
2004	4.50	0.10
2003	8.50	0.19
2002	12.50	0.26
2002(3)	75.00	1.55

(1)	The Board of Directors, at its meeting held on June 26, 2006, recommended a dividend of Rs. 4.50 per share for year 2006. The shareholders have approved the recommendation of the Board at their Annual general Meeting held on September 13, 2006.

(2)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.

(3)	Interim Dividend.

Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

ITEM 9.	THE OFFER AND LISTING

Trading Markets

General

The Company’s shares are currently listed on the Bombay Sock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE). The ordinary shares of the Company have been delisted from all other stock exchanges in India.

The Company’s American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE) and on September 29., 2006, the last reported sale price was US$ 17.20 per ADS on the New York Stock Exchange. Each ADS represents two Shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement.

The number of outstanding Shares of the Company as of March 31, 2006 was 285,000,000. As of March 31, 2006, there were 54,638 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of March 31, 2006, there were approximately 8,540,642 of the Company’s ADRs (equivalent to 17,081,284 Shares).

Price History

Principal Market for the Company’s ADSs

The table below sets forth, for the periods indicated, the price history of the equity shares and ADSs on the BSE, NSE and NYSE.

	BSE Price per Equity Share1 (In Indian Rs.)		NSE Price per Equity Share2 (In Indian Rs.)		NYSE Price per ADS3 (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2006	493.45	180.00	493.50	161.00	21.57	8.30
2005	252.60	115.00	252.00	110.05	11.10	5.46
2004	210.80	68.00	210.40	68.50	9.63	2.95
2003	202.00	71.50	197.40	71.20	8.08	3.10
2002	402.00	134.65	400.00	134.70	15.74	5.55

Fiscal	High	Low	High	Low	High	Low
2006
First Quarter	251.90	180.00	251.95	161.00	11.35	8.30
Second Quarter	444.70	243.00	444.60	243.30	19.94	11.33
Third Quarter	430.55	270.10	430.90	270.00	18.95	12.15
Fourth Quarter	493.45	351.00	493.50	350.55	21.57	15.83
2005
First Quarter	210.00	115.00	209.90	110.05	9.39	5.46
Second Quarter	188.00	157.10	195.00	155.00	8.24	6.81
Third Quarter	247.90	210.00	249.00	163.30	10.71	7.05
Fourth Quarter	252.60	175.70	252.00	175.80	11.10	7.83
Month
September 2006	431.65	385.00	431.90	384.25	18.46	16.35
August 2006	427.45	349.00	427.50	348.00	18.19	15.30
July 2006	429.70	337.80	425.00	337.40	18.20	14.65
June 2006	416.20	300.05	415.80	300.10	17.65	13.01
May 2006	506.65	320.00	506.90	317.00	22.00	16.26
April 2006	515.35	374.00	515.80	380.00	23.67	16.65

1)	Source: Bombay Stock Exchange Limited

2)	Source: National Stock Exchange of India Limited

3)	Source: New York Stock Exchange

On September 29, 2006, the closing price of the Company’s ADSs on the New York Stock Exchange was US$ 17.20

Source: NYSE.

The shares of the Company are compulsorily traded in dematerialised form on BSE and NSE.

Under the Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 framed by the Securities & Exchange Board of India (India’s Takeover Code), upon the acquisition of more than 5 percent, 10 percent and 14 percent of the shares (taken together with shares, if any, held by it) of a listed Indian company, a purchaser is required at each stage to disclose the aggregate of its holding to the Company and all the stock exchanges on which the shares of that company are listed. Furthermore, any purchaser who has acquired such number of shares shall be mandated to disclose any purchase or sale aggregating 2 percent or more of the share capital of the Indian public company along with the aggregate shareholding on such purchase or sale to that public company and stock exchanges where shares of that public company are listed within two days of such purchase or sale. Upon the acquisition of 15 percent or more of such shares or a change in control of the Company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20 percent of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into Equity Shares, an ADS holder will be subject to the Takeover Code. Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by Non-Resident Indians, Overseas Corporate Bodies and Foreign Institutional Investors above the ownership levels set forth above require approval of the Government of India on a case-by-case basis.

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

Compensation. The fulltime directors are entitled to receive compensation for their service to the Company. The external directors are entitled to receive remuneration by way of a fee for attending each meeting of the Board or a committee thereof. The fee for attending any meeting may be determined by the Board from time to time but must be within the maximum limit prescribed under the Companies Act. Subject to any provisions of the Companies Act, directors may be entitled to additional remuneration, if the director is called upon to perform an extraordinary service in behalf of the Company. The non-executive Directors are also eligible to receive compensation by way of commission, provided such commission is recommended by the Board and pre-approved by the shareholders. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board or a committee thereof. According to the Companies Act, an interested director shall not participate in any discussions on such matters and his presence shall not be counted for the purpose of forming a quorum for such matters. In absence of quorum such matters shall be decided by the shareholders at a general meeting.

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

Qualification; Retirement. A director need not hold any of the Company’s Shares to qualify as a director. There is no age limit requirement for a director’s retirement. However with respect to a wholetime director who has attained the age of 70 years, his appointment/ continuation has to be approved either by the shareholders by a special resolution or by the Central Government.

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

Sinking Fund & Other Provisions. Subject to Section 205 of the Companies Act, the Board may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies or for equalising dividends, or for special dividends, or for repairing, improving and maintaining any of the property of the Company, and for amortisation of capital and for such other purposes as the Board of Directors shall, in their absolute discretion, think conducive to the interest of the Company, and may invest the several sums so set aside upon such investments, (other than shares of the company) as they may think fit from time to time to deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company, and may divide the reserve funds into such special funds, as they think fit and employ the reserve funds or any part thereof in the business of the company and that without being bound to keep the same separate from the other assets.

Changing Rights of shareholders. New shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and if no direction be given as the Board of the Company shall determine. Section 86 of the Companies Act provides for issue of new shares with differential rights and privileges to voting, dividend or otherwise as the shareholders may decide at a general meeting. Therefore the Memorandum of Association of the Company needs to be amended accordingly for changing the composition of the share capital after which such class of shares can be issued. The Articles provide for variation of the rights attached to each class of shares with the consent of three fourth majority of a general meeting of that class as provided in the Companies Act ( Section 106).

Preventing Change of Control. The Company’s articles gives a right to the Board, subject to the provisions of the Companies Act provisions, to refuse a transfer and give a notice of refusal of such transfer within two months of date of receipt of request for transfer. However in the current scenario where the shares are in dematerialized form, any change in ownership of the shares may not require the approval of the Board.

There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the Articles or Memorandum of Association. However, such provisions are discussed later under “Takeover Code”.

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

Any shareholder of the Company may appoint a proxy. The instrument appointing a proxy must be lodged with the Company at least 48 hours before the time of the meeting. A proxy is entitled to attend the meeting only in absence of the shareholder and the proxy is not entitled to vote only on a poll. A proxy is however not entitled to participate in the discussions at the general meetings. A corporate shareholder may appoint an authorized representative who may attend and participate in general meetings and vote in all respects as if a shareholder, both on a show of hands and upon a poll.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions, such as alteration or amendment of the Articles and the Memorandum of Association, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution by the members present in person or proxy and voting at the meeting.

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

General Meeting of Shareholders

The Company is required to convene an Annual General Meeting of its shareholders in every calendar year or within 15 months of the previous Annual General Meeting. The Annual Accounts of the Company are required to be placed before the Annual General Meeting within six months from the end of the fiscal year. The Company may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than ten percent of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of service) prior to the date of the General Meeting to the shareholders whose names are on the register at the record date. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

The Annual General Meeting of shareholders must be held at the registered office of the Company or at such other place within the city in which the registered office is located; any extraordinary general meetings may, however, be held at any other place if so determined by the Board.

The Articles provide that a quorum for a General Meeting is the presence of at least five shareholders, including a representative of the President of India and Panatone Finvest Limited.

Article 47 of the Articles of Association of Company provides that the Board may, whenever they think fit and shall, on the requisition of the holders of not less than one tenth of the paid up-capital of the Company upon which all calls or other sums then due have been paid, as at the date carry the right of voting in regard to that matter forthwith proceed to convene an extraordinary meeting of the Company, and in the case of such requisition, the following provisions shall have effect:

1)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the office and may consist of several documents, in like-form each signed by one or more requisitionists.

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

Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder, together with delivery of the share certificates. The Share Transfer Agent of the Company is M/s. Sharepro Services, located in Mumbai, India, which is duly licensed to carry on such business under the Securities & Exchange Board of India (Registrar & Share Transfer Agents) Rules.

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

Audit and Annual Report

At least 21 clear days before the Annual General Meeting of shareholders, the Company must circulate a detailed version of the Company’s audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. The Company also is required under the Companies Act to make available upon request of any shareholder a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

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

The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and of the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer will be required to deposit in an escrow account 25 percent of the total consideration or less up to and including Rs.1,000 million and 10 percent for the excess over Rs.1,000 million where the total consideration exceeds Rs.1,000 million, which amount will be forfeited in the event that the acquirer does not fulfill its obligations. In addition, the Takeover Code introduces the “chain principle” whereby the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

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

The Takeover Code does not apply to:

(a)	allotment of shares in pursuance of an application made to a public issue.

(b)	allotment of shares pursuant to an application made by the shareholder for rights issue,

(c)	allotment of shares to the underwriters pursuant to any underwriting agreement;

(d)	interse transfer of shares amongst:-

(i)	group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969) where persons constituting such group have been shown as group in the last published Annual Report of the target company;

(ii)	relatives within the meaning of Section 6 of the Companies Act, 1956 (1 of 1956);

(iii)	(a) Indian promoters and foreign collaborators who are shareholders;

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

Exchange Controls and Other Limitations Affecting Security Holders

Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India (RBI) under FEMA 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non Resident Indians (“NRIs”),[ to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs, and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India.

With effect from November 29, 2001, Overseas Corporate Bodies OCBs are not permitted to invest under the Portfolio Investment Scheme in India. Further, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares / convertible debentures till such time these are sold on the stock exchange.

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

In order to bring the ADR / GDR guidelines in alignment with SEBI’s guidelines on domestic capital issues, Government of India has issued the following additional guidelines on ADRs / GDRs under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme:-

An Indian Company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (SEBI) will not be eligible to issue (i) Foreign Currency Convertible Bonds (FCCBs) and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

The pricing of ADR / GDR / FCCB issues should be made at a price not less than the higher of the following two averages: (i) The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date; (ii) The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date. The “relevant date” means the date thirty days prior to the date on which themeeting of the general body of shareholders is held, in terms of section 81 (IA) of the Companies Act, 1956, to consider the proposed issue.

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

Foreign Direct Investment (“FDI”)

FDI in India is allowed automatically and without prior approval route in almost all sectors except:

1. Proposals that require an industrial license and cases where foreign investment is more than 24% in the equity capital of units manufacturing items reserved for the small scale industries.

2. Proposals in which foreign collaborator has a previous venture/tie up in India.

3. Transfer of shares from resident to non-residents and vice versa have been liberalized in all sectors subject to FDI limits.

4. Proposals falling outside notified sectoral policy/ caps or under sectors in which FDI is not permitted and/ or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not to avail of the automatic route.

The FIPB is the competent body to consider and recommend FDI which does not fall within the automatic route. The FIPB is under the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, approval from FIPB is required for any direct foreign investment that exceeds 51 percent of the total issued share capital of the Company.

In May 1994, the Government announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds there from are to be used for investment in non-high priority industries.

FDI ceiling in the telecom sector varies from 49 percent to 74 percent depending on the nature of service being provided. The total composite foreign holding including but not limited to investment by FIIs, NRI/OCB, FCCB, ADRs, GDRs, convertible preference shares, proportionate foreign investment in Indian promoters/investment companies including their holding companies, should not exceed the allowable per cent.

FDI up to 100% permitted in respect of the following telecom services: -

(i)	ISPs not providing gateways (both for satellite and submarine cables);

(ii)	Infrastructure Providers providing dark fibre (IP Category I);

(iii)	Electronic Mail; and

(iv)	Voice Mail

The FDI limit in Telecom Sector was increased from 49% to 74 % in certain telecom services on 3rd November, 2005 vide Press Note No 5 of 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, Government of India subject to certain conditions a gist of which is as follows:

•	Direct and Indirect foreign investments in telecom companies not to exceed 74%

•	Balance 26% of the telecom companies to be owned by resident Indian citizens or Indian Company, with one serious Indian investor to hold at least 10%.

•	Status of foreign holding to be declared to the Government on a half yearly basis.

•	Majority of Directors of telecom companies including Chairman, Managing Director and CEO/ CFO/ CTO shall be resident Indian citizens. DoT would notify key positions to be held by resident Indian citizens.

•	The DoT to have power to cancel the License under defined circumstances.

•	Compliance of the licence conditions to be included in the Memorandum of Association, and any violation of the conditions shall automatically lead to the Company being unable to carry on its business.

•	The telecom company not to transfer any accounting information, user information, details of network and infrastructure etc to any person or place outside India.

•	The telecom company must provide traceable identity of their subscribers.

•	No traffic originating and terminating in India to be hauled outside India.

•	No Remote Access must be provided to any equipment manufacturer or any other agency outside the country, except on catastrophic software failure, and that too on fulfilling certain conditions.

•	Privacy of voice and data to be maintained and monitoring to be done only on authorization by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the Government.

The above mentioned conditions have also been made applicable to those telecom companies which had the FDI cap of 49%

Although initially the correction time to comply with these conditions was prescribed as four months, the same was extended twice and has been now fixed as 2nd October, 2006.

VSNL has been taking steps to ensure that the same is complied within the prescribed period.

Investment by Non-Resident Indians, Persons of Indian Origin and Overseas Corporate Bodies

A variety of special facilities for making investments in India in shares of Indian companies are available to individuals of Indian nationality or origin residing outside India and persons of Indian origin.

These facilities permit Non-Resident Indians, Persons of Indian Origin to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

The Overseas corporate bodies (“OCBs”), at least 60 percent owned by Non-resident Indians or persons of Indian Origin have been since September 16, 2003 derecognized as a class of investors in India. However, requests from such entities which are incorporated and not under the adverse notice of RBI / SEBI will be considered for undertaking fresh investments under FDI scheme with prior approval of Government if the investment is under Government route and with the prior approval of RBI if the investment is under automatic route.

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

Ownership Restrictions

SEBI and the Reserve Bank of India regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 40 percent of the Company’s Equity Shares, excluding the Equity Shares underlying the ADSs, and Non-Resident Indians in aggregate may hold no more than 10 percent of the Company’s Equity Shares, excluding the Equity Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single Foreign Institutional Investor may hold more than 10 percent of the Company’s total Equity Shares and no single Non-Resident Indian may hold more than 5 percent of the Company’s total Equity Shares.

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

SEBI registered FIIs have been permitted to purchase shares / convertible debentures of an Indian Company through offer/private placement. This is subject to investment ceilings prescribed under the Foreign Exchange Management Act. Indian companies are permitted to issue such shares provided that:

(i) in the case of public offer, the price of shares to be issued is not less than the price at which shares are issued to residents and (ii) in the case of issue by private placement, the price is not less than the price arrived at in terms of SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable. Purchases can also be made of PCDs / FCDs/ Right Renunciations / Warrants / Units of Domestic Mutual Fund Schemes.

FII shall not engage in short selling and shall take delivery of securities purchased and give delivery of securities sold. There shall be no squaring off of transactions during the no-delivery period of a security.

The SEBI registered FII shall restrict allocation of its total investment between equities and debt in the Indian capital market in the ratio of 70:30. The FII may form a 100% debt fund and get such fund registered with SEBI. Investment in debt securities by FIIs are subject to limits, if any, stipulated by SEBI in this regard.

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

Taxation of Distributions

Pursuant to the Finance Act, 2004, withholding tax is not applicable on dividends. Henceforth, the Company has to pay a dividend distribution tax of approximately 14.025 percent on the amount of dividend declared. Further, an additional educational cess of 2 percent is levied on all direct and indirect taxes including dividend distribution tax.

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

Stamp Duty and Transfer Tax

Upon issuance of the Equity Shares, the Company is required to pay a stamp duty of 0.1 percent per share of the issue price of the underlying Equity Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Equity Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.25 percent of the market value of the ADSs or Equity Shares exchanged. A sale of Equity Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.25 percent of the market value of the Equity Shares on the trade date, although customarily such tax is borne by the transferee. However, in case of Equity Shares held with the Depositary in electronic mode, there will not be any incidence of stamp duty.

Wealth Tax

ADSs held by non-resident holders and the underlying Equity Shares held by the Depositary and the transfer of ADSs between non-resident holders and the Depositary will be exempt from Indian wealth tax.

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

Taxation of Dividends

To the extent that distributions paid by us with respect to our Shares or ADSs do not exceed our earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income (“QDI”), individual U.S. holders of our Shares or ADSs will generally pay tax on such dividends received during taxable years before 2011 at a maximum rate of 15 percent, provided that certain holding period requirements are satisfied. Assuming we are not a passive foreign investment company (as discussed below) or a foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by us will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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

Taxation of Capital Gains

For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder’s tax basis in the right, Share or ADS. Such gain or loss will be capital gain or loss and it will be long-term capital gain or loss if the holding period of the US Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15 percent for taxable years beginning before January 1, 2011. Any gain or loss recognized by a US holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal year 2006. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Documents on Display

This report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, N.E.,

Washington, D.C. 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We intend to continue to make our future SEC filings available over the Internet.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400001, India. Information about VSNL is also available on the web at www.vsnl.in.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not face material commodity price or equity price market risks. The Company is exposed to interest rate risk in its mutual fund investments, particularly with regard to debt funds. The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several different currencies (primarily Rupees, SDRs and US Dollars). Fluctuations in the exchange rate between the Rupee, SDRs, US Dollars and other currencies affect the Rupee amount of foreign currency settlement payments received by the Company from, and paid by the Company to, foreign telecommunications administrations, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2006, the Company had significant amounts of foreign currency denominated receivables (Rs.2,284 million or US$ 50.53 million) and payables (Rs.638 million or US$ 14.34 million), which expose the Company to foreign exchange risks.

The following table sets forth the Company’s (excluding its subsidiaries) operating revenues, operating costs and notional margin for fiscal 2006 in major currencies:

	(Amounts in millions)
	Operating Revenues		Operating Costs		Margin
Currency	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	322.2	14,374.4	142.6	6,359.9	179.7	8,014.6
Special Drawing Rights (“SDRs”)	44.7	2,873.3	17.2	1,102.3	27.6	1,771.0
Golden Francs* converted to Rupees through SDRs	0.4	8.9	0.2	3.4	0.3	5.4
Euro	0.0	1.7	2.1	118.7	(2.1)	(117.0)
GBP	0	0	4.5	348.8	(4.5)	(348.8)

Total		17,258.3		7,933.1		9,325.2

*	Golden francs are a notional currency converted into either US Dollars or SDRs at the time of settlement. Golden Francs are used in international telecommunications payment settlements and are recognized by the International Telecommunications Union.

A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.93 million, respectively, on our income from operations for the fiscal year ended March 31, 2006.

We also have significant exposure on account of trade receivables and trade payables. The following table sets forth the Company’s trade receivables and trade payables in major currencies as of March 31, 2006:

	(Amounts in millions)
	Trade Receivables		Trade Payables		Net Exposure
Currency	Foreign Currency	Rupees	Foreign Currency	Rupees	Foreign Currency	Rupees
US Dollars	53.1	2,367.9	(10.3)	(460.4)	42.8	1,907.4
SDRs	0.7	46.0	0.0	2.4	0.8	48.4
Golden Francs converted to INR through SDR	(0.6)	(13.5)	—	—	(0.6)	(13.5)
Euro	(0.3)	(16.2)	(0.1)	(7.5)	(0.4)	(23.7)
GBP	(1.3)	(100.1)	(2.2)	(172.4)	(3.5)	(272.5)

Total		2,284.1		(637.9)		1,646.1

A 1% strengthening or weakening of the rupee against the foreign currencies shown above would have had an aggregate adverse or beneficial impact of Rs.16 million on our income statement, respectively, for the fiscal year ended March 31, 2006.

In view of the recent fluctuations of the Indian Rupee vis-à-vis the US Dollar, effective fiscal 2004, the Company started hedging its foreign currency exposure by entering into forward contracts and options. The following table sets forth the amount of such contracts which were outstanding as of March 31, 2006:

Forward Contracts:	US$	54.317 million
Option Contracts:	US$	62.000 million
Option Contracts (Euro):		Nil

In fiscal 2004, the Company started investing in mutual funds (debt funds) which are subject to interest rate risks. As at the end of financial year, the Company had loans denominated in foreign currencies to the extent of US$ 19.82 millions and JPY 258.36 millions. These loans are in the nature of Buyers’ credit availed for our import payables for a period of 6 months.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decision about required disclosures.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Subodh Bhargava, one of the Company’s directors, joined the Board of the Company on May 2, 2002 and was nominated as a member and the Chairman of the Audit Committee on May 17, 2002. The Company’s Board has determined Mr. Subodh Bhargava as an audit committee financial expert. Mr. Bhargava’s relevant experience is described under “Item 6 — Directors and Senior Management” above.

ITEM 16 B.	CODE OF ETHICS

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

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods:

Fiscal Year ended
Type of Service	March 31, 2005	March 31, 2006	Description of Service

a) Audit Fees	Rs.9,896,164	Rs.62,408,070	Audit of financial statements under US GAAP and Indian GAAP.

b) Audit-Related Fees	Rs.1,653,000	Rs.12,637,680	Services related to performance of quarterly review of financial statements

c) Tax Fees	Rs.1,351,703	Rs.1,797,400	Tax audit fees and tax consulting services.

d) Other Fees	Rs.16,951,556	Rs.33,157,866	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2005 and 2006, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company. Any fees paid in currency other than Indian Rupees have been converted as per the exchange rate as of March 31, 2006.

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

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements comprising of consolidated balance sheets of the Company as of March 31, 2004, March 31, 2005 and March 31, 2006 and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2006 prepared in accordance with US GAAP have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of Public Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-43.

Also attached are financial statements of Tata Teleservices Limited (“TTSL”) comprising of consolidated balance sheets for the years ended March 31, 2004, and March 31, 2005 which have been audited in accordance with auditing standards generally accepted in India and in the United States by independent auditors. These financial statements have been prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”). These financial statements include a discussion of differences between Indian GAAP and US GAAP as well as a reconciliation of net income and shareholders equity under Indian GAAP to US GAAP in note no. 22 in Schedule R.

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

The Company consequent to dilution in its ownership and voting rights in fiscal 2005 and fiscal 2006 ceased to equity account its investment in TTSL with effect from April 1, 2005. TTSL is not required to and has not prepared consolidated financial statements for the fiscal 2006. Consequently it is not practicable for the Company to attach the financial statements of TTSL for fiscal 2006.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2#	Articles of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.3#	Memorandum of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.4*	Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*	Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*	Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited, dated 13 February 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited, and Tata Industries Limited and the Company dated 6 February 2002.

4.2	Stock and Asset Purchase Agreement among Tycom (US) Holdings, INC., Tyco Global Network Ltd., Tyco International Group, S.A., VSNL Bermuda Ltd. and the Company dated November 1, 2004.

4.3	Agreement and Plan of Amalgamation among Videsh Sanchar Nigam Limited, VSNL Telecommunications (Bermuda) Ltd., and Teleglobe International Holdings Ltd. dated July 25, 2005.

4.4****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.5****	License Agreement for Provision of Internet Service (Including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.6#	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

10.4**	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

Exhibit Number	Description

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.

***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.

****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.

#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 2, 2006

VIDESH SANCHAR NIGAM LIMITED,

By:	/s/ NARASIMHAN SRINATH
Name:	Narasimhan Srinath
Title:	Executive Director

By:	/s/ RAJIV DHAR
Name:	Rajiv Dhar
Title:	Chief Financial Officer

VIDESH SANCHAR NIGAM LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Videsh Sanchar Nigam Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The Board of Directors and Shareholders

Videsh Sanchar Nigam Limited:

We have audited the accompanying consolidated balance sheets of Videsh Sanchar Nigam Limited and subsidiaries (“the Company”) as of March 31, 2005 and March 31, 2006, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years ended March 31, 2006, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tata Teleservices Limited (TTSL), the Company’s investment in which is accounted for by use of the equity method for the year ended and as of March 31, 2005. The Company’s equity of Rs. 719 million in TTSL’s net assets as at March 31, 2005 and of Rs. 4,006 million in TTSL’s net loss for the year then ended are included in the accompanying consolidated financial statements. The financial statements of TTSL for the year ended and as of March 31, 2005 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited and subsidiaries as of March 31, 2005 and March 31, 2006, and the results of their operations and their cash flows for each of the three years ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2006 also comprehended the translation of the Indian rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (w) to the financial statements. Such U.S. dollar amounts are presented solely for the convenience of the reader.

/s/ Deloitte Haskins and Sells

Mumbai, India

October 2, 2006

Videsh Sanchar Nigam Limited

Consolidated Balance Sheets

As of March 31, 2005 and 2006

	As of March 31,
	2005		2006
	(In millions except share and per share amounts)
ASSETS:

Current assets:
Cash and cash equivalents	Rs.	339	Rs.	4,373	US$	99
Short-term bank deposits		13,792		228		5
Accounts receivable (net of allowances of Rs.1,264 million and Rs. 1,536 million, respectively)		4,691		14,830		333
Advance income taxes, net		11,512		8,941		201
Prepaid expenses and other current assets (net of allowances of Rs. 547 million and Rs 611 million, respectively)		2,987		3,697		83

Total current assets		33,321		32,069		721
Investments		3,137		14,188		319
Equity method investments		2,770		47		1
Property, plant and equipment, net		29,424		55,562		1,249
Intangible assets		—		3,408		77
Goodwill		1,019		5,029		113
Other non-current assets		824		2,092		47

Total assets	Rs.	70,495	Rs.	112,395	US$	2,527

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Accounts payable	Rs.	8,744	Rs.	19,956	US$	448
Short-term debt and current portion of long-term debt		—		9,083		204
Accrued expenses and other current liabilities		5,748		11,081		249

Total current liabilities		14,492		40,120		901

Long-term debt, net of current portion		—		10,344		233
Other non-current liabilities		2,761		9,765		220

Total liabilities		17,253		60,229		1,354

Commitments and contingencies (See Note 30)		—		—		—

Shareholders’ equity:
Equity shares: par value – Rs. 10 each; authorized: 300,000,000 shares; issued and outstanding: 285,000,000 shares as of March 31, 2005 and 2006		2,850		2,850		64
Additional paid-in-capital		15,770		15,770		355
Retained earnings		34,609		33,521		754
Accumulated other comprehensive income		13		25		—

Total shareholders’ equity		53,242		52,166		1,173

Total liabilities and shareholders’ equity	Rs.	70,495	Rs.	112,395	US$	2,527

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Operations

For each of the years ended March 31, 2004, 2005 and 2006

	Years ended March 31,
	2004		2005		2006
	( In millions, except share, ADS and per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services	Rs.	32,248	Rs.	32,448	Rs.	45,456	US$	1,021

Cost of revenues:
Network and transmission costs (excluding depreciation of Rs. 2,242 million, Rs. 1,931 million and Rs. 4,014 million in fiscals 2004, 2005 and 2006, respectively)		19,375		18,167		23,589		530
License fees		2,735		2,815		2,003		45

Total cost of revenues		22,110		20,982		25,592		575

Other operating costs:
Depreciation		2,465		2,308		5,249		118
Other operating costs		5,000		6,263		13,714		308
Impairment loss on property, plant and equipment		6,709		—		—		—

Total other operating costs		14,174		8,571		18,963		426

Operating income (loss)		(4,036)		2,895		901		20

Non-operating income, net:
Gain on sale of investments		1,001		5,523		77		2
Interest income on income tax refunds		490		—		564		13
Interest income from banks and others		934		529		315		7
Interest expense		(5)		(1)		(382)		(9)
Other non-operating income, net		607		399		1,389		31

Total non-operating income, net		3,027		6,450		1,963		44

Income (loss) before income taxes		(1,009)		9,345		2,864		64
Income tax (expense) benefit		674		(2,575)		(1,932)		(43)
Dividend tax		(310)		(168)		(240)		(5)
Equity in net loss of equity method investees		(1,921)		(4,156)		(70)		(2)

Net income (loss)	Rs.	(2,566)	Rs.	2,446	Rs.	622	US$	14

Per share information:

Basic earnings (loss) per equity share	Rs.	(9.00)	Rs.	8.58	Rs.	2.18	US$	0.05

Weighted number of equity shares outstanding		285,000,000		285,000,000		285,000,000		285,000,000

Basic earnings (loss) per ADS (each ADS represents two equity shares)	Rs.	(18.00)	Rs.	17.16	Rs.	4.36	US$	0.10

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2004, 2005, 2006

	Years ended March 31,
	2004		2005		2006		2006
	(in Millions)
Cash flows from operating activities:
Net income (loss)	Rs.	(2,566)	Rs.	2,446	Rs.	622	US$	14
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		2,465		2,308		5,249		118
Impairment of property, plant and equipment		6,709		—		—		—
Property, plant and equipment written off		—		33		—		—
Deferred income tax (benefit) expense		(2,019)		534		(322)		(8)
Loss (Gain) on sale of property, plant and equipment		3		18		(36)		(1)
Equity in net loss of equity method investees		1,921		4,156		70		2
Debt issue costs		—		—		65		1
Gain on sale of investments		(1,001)		(5,523)		(77)		(2)
Net change in:
Accounts receivable		2,887		(336)		(2,206)		(50)
Advance income taxes, net		2,335		(1,706)		2,572		58
Prepaid expenses and other current assets		(666)		434		194		4
Other non-current assets		8		22		(427)		(10)
Accounts payable		450		496		1,487		33
Accrued expenses and other current liabilities		2,512		(452)		1,298		29
Other non-current liabilities		102		639		1,211		27

Net cash provided by operating activities	Rs.	13,140	Rs.	3,069	Rs.	9,700	US$	215

Cash flows from investing activities:
Purchase of property, plant and equipment		(4,783)		(12,039)		(10,208)		(230)
Purchase of intangible assets		—		—		(53)		(1)
Proceeds from sale of property, plant and equipment		62		714		106		2
Purchase of available - for - sale investments		(66,319)		(40,729)		(71,363)		(1,604)
Proceeds from sale of available - for – sale investments		54,938		50,319		64,824		1,457
Proceeds from sale of equity securities, at cost		1,393		7,375		—		—
Purchase of investments, at cost		—		—		(1,755)		(39)
Acquisition of business, net of cash acquired		(2,359)				(13,328)		(299)
Amount paid as advance for business acquisition		—		(669)		—		—
Purchase of shares in equity method investments		(3,343)		(2,354)		—		—
Short term bank deposits, net		13,149		(3,627)		13,563		305

Net cash used in investing activities	Rs.	(7,262)	Rs.	(1,010)	Rs.	(18,214)	US$	(409)

Cash flows from financing activities:
Proceeds from long term borrowings		—		—		9,814		221
Long term borrowings repaid		—		—		(4,461)		(100)
Net change in short term borrowings		(3,540)		(630)		9,012		204
Debt issue costs		—		—		(65)		(1)
Repayment of finance lease obligations		—		—		(43)		(1)
Dividends paid		(2,423)		(1,283)		(1,710)		(38)

Net cash used in financing activities	Rs.	(5,963)	Rs.	(1,913)	Rs.	12,547	US$	285

Net change in cash flows		(85)		146		4,033		91
Effect of foreign exchange differences on cash flows		—		6		1		—
Cash and cash equivalents, beginning of year		272		187		339		8

Cash and cash equivalents, end of year	Rs.	187	Rs.	339	Rs.	4,373	US$	99

Supplementary cash flow information:
Interest paid	Rs.	5	Rs.	1	Rs.	202	US$	5
Income taxes paid (refunds)	Rs.	(990)	Rs.	3,747	Rs.	(234)	US$	(5)

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2004, 2005 and 2006

	Number of equity shares	Equity share capital		Additional paid-in- capital (See Note 21)		Retained earnings		Accumulated other comprehensive income		Total shareholders’ equity		Comprehensive income/ (loss)
	(in millions, except number of equity shares)
Balance at March 31, 2003	285,000,000	Rs.	2,850	Rs.	15,377	Rs.	38,435	Rs.	83	Rs.	56,745	Rs.	—
Net loss							(2,566)				(2,566)		(2,566)
Net unrealized gain on available-for-sale securities, net of taxes									271		271		271
Foreign currency translation adjustment									(8)		(8)		(8)
Dividends paid							(2,423)				(2,423)

Comprehensive loss												Rs.	(2,303)

Balance at March 31, 2004	285,000,000		2,850		15,377		33,446		346		52,019
Net income							2,446				2,446	Rs.	2,446
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									(323)		(323)		(323)
Effect of dilution in ownership interest in equity method investee					393						393
Foreign currency translation adjustment									(10)		(10)		(10)
Dividends paid							(1,283)				(1,283)

Comprehensive income												Rs.	2,113

Balance at March 31, 2005	285,000,000		2,850		15,770		34,609		13		53,242
Net income							622				622		622
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									(13)		(13)		(13)
Foreign currency translation adjustment									22		22		22
Dividends paid							(1,710)				(1,710)
Foreign currency gain on equity method investee									3		3		3

Comprehensive income												Rs.	634

Balance at March 31, 2006	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	33,521	Rs.	25	Rs.	52,166

		US$	64	US$	355	US$	754	US$	—	US$	1,173	US$	14

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Background

Videsh Sanchar Nigam Limited (“VSNL India”) and its subsidiaries (collectively “VSNL” or “the Company”) offers international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS), telex and telegraph, and television uplinking.

Tata Sons Limited, directly and indirectly through its subsidiary Panatone Finvest Limited, and the Government of India (GOI) owned 44.25% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2006.

The consolidated financial statements of VSNL include the financial results of VSNL India and its wholly-owned subsidiaries namely (1) VSNL Singapore Pte Ltd (“VSPL”) and its subsidiaries, (2) VSNL America Inc (“VAI”) and its subsidiary (3) VSNL Broadband Ltd (“VBL”), (4) VSNL Lanka Ltd. and (5) VSNL SNO SPV Pte Ltd. (“SNOSPV”).

In India the Company is regulated by Department of Telecommunications (DoT), Government of India and the Telecom Regulatory Authority of India (TRAI). In Singapore and Hong Kong, the Company is regulated by the Infocomm Development Authority of Singapore and the Office of the Telecommunications Authority of the Special Administrative Region respectively. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and the U.S. Federal Communications Commission, under the Communications Act of 1934, as amended. Within the United Kingdom, the Company is regulated by the Office of Communications. In other areas of the world, the Company is subject to various foreign regulations.

On June 30, 2005, Videsh Sanchar Nigam Limited and VSNL Bermuda Ltd, a wholly-owned subsidiary of VSPL, completed their acquisition of the Tyco Global Network (“TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of VSPL and became wholly-owned by VSPL and/or its subsidiaries on the date of acquisition. The assets, liabilities and results of TGN are included in these consolidated financial statements with effect from July 1, 2005. See Note 3(a) for further information.

On February 13, 2006, VSNL India completed its acquisition of 100% of the common shares of Teleglobe International Holdings Ltd (“Teleglobe”), pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, VSNL India and VSNL Telecommunications (Bermuda) Ltd. (“VTBL”), a wholly-owned subsidiary of VSPL. On acquisition, Teleglobe amalgamated with VTBL and the resulting company became a wholly-owned subsidiary of VSPL on the date of acquisition. The assets, liabilities and results of Teleglobe are included in these consolidated financial statements from February 14, 2006 [See Note 3(b) for further information].

On October 31, 2005, VSNL India completed its acquisition of 100% of the common shares of VSNL Broadband Ltd. (“VBL” -formerly Tata Power Broadband Ltd.) pursuant to a share purchase agreement. The assets, liabilities and results of VBL are included in these consolidated financial statements from November 1, 2005 [See Note 3(c) for further information].

2. Significant Accounting Policies

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the Company’s general purpose financial statements. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted using the purchase method, valuation of investments, measurement and accounting for impairment loss of long - lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes.

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. Currently, the Company is not the primary beneficiary of any variable interest entity. Inter-company transactions, balances and unrealized profits and losses on such transactions are eliminated on consolidation.

The results of subsidiaries are consolidated from the date of acquisition or incorporation. The acquisition of TGN was completed on June 30, 2005 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of TGN operations for nine months beginning July 1, 2005. The acquisition of Teleglobe was completed on February 13, 2006 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of Teleglobe for 46 days beginning February 14, 2006. The acquisition of VBL was completed on October 31, 2005 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of VBL for five months beginning on November 1, 2005.

Purchase consideration paid in excess of fair value of net assets, including intangible assets acquired, is recognized as goodwill. The excess of fair value of net assets over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible long-lived assets of the acquired subsidiary and any excess remaining is recognized as extraordinary gain in the income statement in the period in which the business combination is consummated.

c. Equity method investee

Investments in entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stocks of such entities, are accounted for using the equity method. Investments in entities where the Company controls less than 20% of the voting stocks but exercises significant influence through its contractual right to appoint directors and participate in the operating and financial policies of these entities are accounted using the equity method. Inter-company unrealized profits and losses on transactions with such entities are eliminated.

The effect of dilution from change in ownership interest as a result of issuance of shares by equity method investees are recognized in additional-paid-in capital, a separate component of shareholders’ equity.

d. Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change as more information becomes available include allocation of purchase price on acquisition, allowances for uncollectible accounts receivable and other current assets, useful lives of property, plant and equipment and intangible assets, asset retirement obligations, retirement benefits, valuation of unlisted investments, impairment of goodwill and property, plant and equipment and income taxes. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary.

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

g. Investments

Investments in securities with readily determinable market values are classified as available-for-sale securities and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sale of securities are recorded on the trade date and the cost in respect of available-for-sale securities sold is determined on a weighted average basis.

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

h. Goodwill

Goodwill arising on business combination is capitalized and evaluated for impairment annually or when significant events occur, which indicate that the fair value is less than the carrying amount. The Company determines fair value by estimating the present value of expected future cash flows of the reporting unit to which the goodwill relates. An impairment loss is recognized in earnings when the carrying amount exceeds the present value of future cash flows.

i. Intangible assets

The Company’s intangible assets include customer relationships, internally developed computer software, and distribution rights. Costs relating to internally-used software are capitalized if they are incurred during the application development phase activities or are specified modifications to existing internally-used software that results in additional functionality of the software. The costs of ongoing maintenance, support and training activities are expensed as incurred. The customer relationships, internally developed computer software and distribution rights are amortized using the straight-line method, over the following estimated useful lives.

Nature of Intangibles	Useful lives (years)
Customer relationships	7 to 14.5
Internally developed computer software	3 to 5
Distribution rights	4

j. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred till the date the asset is available for use. The cost of construction in progress is transferred to the appropriate asset category, based on the nature of the project, as capital projects are completed and/or equipment is available for use.

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international and domestic telecommunication circuits, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment and are amortized over the estimated economic useful life of 18 years or the contracted period of use, whichever is lower.

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Leasehold Improvements	Lesser of useful life or term of lease
Leased property under capital leases	Lesser of useful life or term of lease
Buildings	25 to 58
Plant and machinery – Telecommunication equipment:
Earth stations and exchanges	12
Cables	15 to 18
Other network equipment	3 to 20
Office equipment	8 to 20
Computers	3 to 6
Motor vehicles	5 to 10
Furniture and fixtures	10 to 15

k. Asset retirement obligation

The Company’s asset retirement obligations relate to the costs associated with the removal of cable systems and switches when they will be retired. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and current engineering estimates The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates,

l. Impairment of long-lived assets

The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of such assets. If the asset is impaired, the Company recognizes an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new-cost basis. As of March 31, 2005 and 2006 none of the Company’s assets was considered impaired.

m. Derivative Instruments

The Company uses derivative financial instruments such as forward exchange contracts and option contracts to mitigate the risk of changes in foreign exchange rates. The counterparty for these contracts is generally a bank. The Company recognizes all derivatives as assets or liabilities in the balance sheet and measures them at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quotations obtained from inter-bank market participants.

n. Revenue recognition

Revenues from voice, data and mobile roaming services based on usage are recognized when the minutes of voice calls are processed or data are transmitted, based on contracted rates. Revenues from internet services are recognized based on usage by subscribers/ customers. For certain voice contracts, contracted rates may be renegotiated with retroactive effect. For previously recognized revenue, these rate amendments are recognized when the new rates are established. Revenue for data services based on fixed price arrangements are recognized on a straight-line basis over the term of the contract based on contracted fee schedules. The Company records the sale of services to customers on a gross basis when the services are provided in conjunction with another supplier’s equipment or software when the Company is the primary obligor in the arrangement. The Company’s revenues from broadband and bandwidth services in which the Company provides customers with private line services or rights to use fiber capacity through indefeasible rights to use (“IRUs”) are accounted for as service arrangements. Revenues under these service arrangements are recognized on a straight-line basis over the terms of the contracts, beginning on the date of customer acceptance. Amounts received in advance for any services are recorded as deferred revenue. In the event that a customer terminates an IRU prior to the contract expiration and releases the obligation to provide future services, the remaining unamortized deferred revenue is recognized in the period the contract is terminated.

o. Non monetary transactions

The Company, effective from fiscal 2006, engages in transactions with other providers of telecommunication services such as buying, selling, swapping and/or exchanging traffic and capacities. Depending upon the terms of the agreement, certain transactions are accounted for as non-monetary transactions with no revenue and no cost recognition if these exchanges are to facilitate sales to customers other than the parties to the exchange as required under Statement of Financial Accounting Standard (“SFAS”) 153, Exchanges of Non monetary Assets, an amendment of APB No. 29, Accounting for Non monetary Transactions (“SFAS 153”).

p. Cost recognition

Cost and expenses are recognized as incurred and are classified according to their primary functions as follows:

Network and telecommunication costs

Network and telecommunications costs primarily include interconnect charges paid or payable to domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone. Amortization and depreciation expense on network assets are recorded separately as amortization and depreciation expense.

License fees

License fees are payable to the Department of Telecommunication (DoT), GOI for international long distance (“ILD”), national long-distance (“NLD”) and internet service provider (“ISP”) licenses and are computed in accordance with the respective license fee agreements.

Other operating costs

Other operating costs primarily include employee compensation and other related costs, outsourced manpower costs, repairs and maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs.

q. Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave entitled at each balance sheet date.

r. Foreign currency

The functional currency of VSNL India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of VSPL and its subsidiaries and VAI and its subsidiary is the United States Dollar and of other subsidiaries, the currency in the country of incorporation.

The financial statements of foreign subsidiaries and affiliates are translated into Indian rupees for the purposes of consolidation as follows: income statement items are translated at the average exchange rates for the period; assets and liabilities are translated at the exchange rates prevailing on the balance sheet dates. Unrealized translation gains and losses are reported in accumulated other comprehensive income.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into functional currency using the exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in net income.

s. Income taxes

Income tax expense comprises current income tax expense and the net change in the deferred tax asset or liability during the year.

Current income taxes:

Current income tax expense comprises taxes on income from operations in India and foreign tax jurisdictions. Income tax payable in India is determined in accordance with the provisions of the Indian Income Tax Act of 1961. The current income tax expense for overseas subsidiaries has been computed based on the laws applicable to each entity in the jurisdiction in which that entity operates.

Deferred income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and unutilized business loss carry forwards. Deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized and are separately estimated at each entity without offsetting.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

t. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. The Company did not have any dilutive potential equity shares outstanding in any of the periods presented.

u. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and affiliates and net income are components of comprehensive income.

v. New accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS 123 (SFAS NO.123R, Share-based payments) requiring companies to record share-based payment transactions as compensation expense at fair value. The provisions of this statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company did not have any unvested share based compensation or stock options outstanding for fiscals 2004, 2005 and 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair values of the assets exchanged. SFAS No. 153 amends opinion 29, eliminating the exception to fair value accounting for non-monetary exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. During the current fiscal the Company adopted SFAS 153 to account for non-monetary transactions. Refer Note (o) above.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction. SFAS 154 eliminates the requirement in APB opinion No. 20, Accounting changes, to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principle be retrospectively applied. Under the retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if that principle had always been used. Adoption of SFAS 154 is required for accounting changes and corrections of errors made in the fiscal year beginning after December 15, 2005. The Company is evaluating the effect of this statement on its consolidated financial statements.

In February, 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is evaluating the effect of this statement on its consolidated financial statements.

In March, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No.156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective from the beginning of its first fiscal year that begins after September 15, 2006. The Company is evaluating the effect of this statement on its consolidated financial statements.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc. This interpretation is applicable from the fiscal year beginning after December 15, 2006. This impact, if any, on account of this interpretation is under evaluation.

w. Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s reporting currency. For the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2006 have been translated into US dollars at US$1.00 = Rs. 44.48 based on the noon buying rate for cable transfers on March 31, 2006, as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. Acquisitions

TGN

(a) On June 30, 2005, VSNL India (“Videsh Sanchar Nigam Limited”) and VSNL Bermuda Ltd, a wholly-owned subsidiary of VSPL, completed the acquisition of Tyco Global Network (“ TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd (“Tyco”) pursuant to the Stock and Asset Purchase Agreement dated November 1, 2004. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optics telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of VSPL and became wholly-owned by VSPL and/or its subsidiaries on the date of acquisition.

The total consideration was Rs. 6,144 million which includes cash consideration of Rs. 5,359 million (US $ 120 million) and acquisition costs of Rs. 785 million (US $ 18 million). Of the cash consideration, an amount of Rs. 669 million (US $ 15 million) was paid as a deposit with the execution of the Stock and Asset Purchase Agreement in the year ended March 31, 2005.

The acquisition of TGN will enable the Company to operate a fiber-optic network of undersea and terrestrial cables over the continents of North America, Europe and Asia.

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates with the assistance of independent valuations as at the acquisition date. The allocation of the purchase price has been finalized. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro-rata reduction of the property, plant and equipment.

Pursuant to the Stock and Asset Purchase Agreement, VSNL India and VSNL Bermuda Ltd have the contractual right to pursue monetary damages from Tyco in the event that Tyco has been found to have breached any of the representations and warranties set forth in the Stock and Asset Purchase Agreement for a period of up to 18 months after the closing of the transaction, i.e. until December 31, 2006. Any monetary damages awarded to the Company and/or VSNL Bermuda Ltd as a result of pursuing these potential remedies will decrease the purchase price. The Company will adjust its purchase price allocation accordingly when a judgment or settlement is reached with Tyco.

The final purchase price allocation is as follows:

	(In millions)
Net assets acquired at fair value:
Cash and cash equivalents	Rs.	10	US$	—
Accounts receivable		622		14
Prepaid expenses, deposits and other assets		391		9
Property, plant and equipment		12,229		274
Accounts payable and accrued liabilities		(688)		(15)
Unearned and deferred revenues		(5,666)		(127)
Other liabilities		(754)		(17)

Fair value of net assets acquired		6,144		138
Goodwill		—		—

Total purchase consideration	Rs.	6,144	US$	138

Net assets acquired include Rs. 1,678 million representing deferred tax assets resulting from net operating losses (“NOL’s”) and other timing differences. The Company believes that it is more likely than not, that it will not realize these deferred tax assets and therefore a 100% valuation allowance amounting to Rs. 1,678 million was created on acquisition.

The results of operations of TGN are included in the consolidated financial statements effective from July 1, 2005.

TELEGLOBE

(b) On February 13, 2006, VSNL India completed its acquisition of Teleglobe by purchasing 100% of the common shares of Teleglobe pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, VSNL India and VSNL Telecommunications (Bermuda) Ltd, a wholly-owned subsidiary of VSPL. Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services.

The total consideration was Rs. 8,188 million which includes a cash consideration of Rs. 7,924 million (US$ 178 million) and acquisition costs of Rs. 264 million (US$ 6 million).

The acquisition of Teleglobe will enable the Company to offer wholesale customers a better network reach and scalability from a single provider worldwide for voice, data and mobile services. By leveraging Teleglobe’s network and capabilities, the Company will be in a position to further expand services offered and provide its customers with diversified multi-technology connectivity, significant commercial flexibility and innovative managed services.

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates with the assistance of independent valuations as at the acquisition date. The allocation of the purchase price is preliminary pending the finalization of the valuation of assets and liabilities and related tax implications. VSNL is in the process of finalizing its formal integration plan of the Teleglobe operations. The plan will be finalized by the third quarter of fiscal 2007 and may result in additional amounts recorded as assumed liabilities on the acquisition of Teleglobe. Any such amounts will increase the recorded amount of goodwill. Accordingly, these estimates may differ from the final purchase price allocation and these differences may be material. The Company will adjust its preliminary purchase price allocation accordingly when it has been finalized. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill.

The preliminary purchase price allocation is as follows:

	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	2,126	US$	48
Marketable securities		17		—
Margin money		94		2
Accounts receivable		7,224		162
Prepaid expenses and other assets		285		6
Prepaid pension asset		886		20
Property, plant and equipment		8,737		196
Intangible assets		3,129		70
Accounts payable and accrued liabilities		(12,017)		(269)
Capital lease obligations		(315)		(7)
Unearned and deferred revenues		(376)		(8)
Other long-term liabilities		(433)		(10)
Senior loan		(4,461)		(100)

Fair value of net assets acquired		4,896		110
Goodwill		3,292		74

Total purchase consideration	Rs.	8,188	US$	184

Net assets acquired include Rs. 4,684 million representing deferred tax assets resulting from net operating losses (“NOL’s”) and other timing differences. The Company believes that it is more likely than not, that it will not realize these deferred tax assets and therefore a valuation allowance of Rs. 4,682 million was created on acquisition.

The results of operations of Teleglobe are included in the consolidated financial statements effective from February 14, 2006.

VBL

(c) On October 31, 2005, VSNL India completed its acquisition of 100% of the common shares of VBL (formerly Tata Power Broadband Ltd.) pursuant to a share purchase agreement. VBL mainly offers internet broadband services through fiber optic cables in the cities of Mumbai and Pune in India.

The total consideration was Rs. 2,021 million which includes a cash consideration of Rs. 2,020 million and acquisition costs of Rs. 1 million. The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates as at the acquisition date. The allocation of the purchase price has been finalized. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill.

The final purchase price allocation is as follows:

	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	250	US$	6
Accounts receivable		85		2
Deposits and other current assets		55		1
Property, plant and equipment		1,639		37
Intangible assets		243		5
Accounts payable		(189)		(4)
Unearned and deferred revenues		(78)		(2)
Other liabilities		(13)		—
Long term debt from bank		(600)		(14)

Fair value of net assets acquired		1392		31
Goodwill		629		14

Total purchase consideration	Rs.	2,021	US$	45

The results of operations of VBL are included in the consolidated financial statements effective from November 1, 2005.

SEVEN STAR

(d) On February 28, 2006, the Company purchased the internet service provider (ISP) business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million and acquisition costs of Rs. 1 million. The purpose of the acquisition is to strengthen the last mile access for Internet Broadband services.

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates at the acquisition date. The allocation of the purchase price has been finalized. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill. Out of the total purchase consideration payable amounting to Rs. 159 million, Rs. 30 million was paid as of March 31, 2006.

The purchase price allocation is as follows:

	(In millions)
Net assets acquired, at fair value:
Accounts receivable	Rs.	3	US$	—
Property, plant and equipment		14		—
Intangible assets		62		2
Accounts payable		(9)		—

Fair value of net assets acquired		70		2
Goodwill		89		2

Total purchase consideration	Rs.	159	US$	4

The results of operations of Seven Star are included in the consolidated financial statements effective from March 1, 2006.

Unaudited Proforma Financial Information for Acquisitions

Unaudited proforma results of operations for fiscals 2005 and 2006 giving effect to the acquisition relating to Teleglobe, as if it had occurred on April 1, 2004, is set out below. Proforma financial information relating to TGN for fiscals 2005 and 2006, prior to acquisition, have not been provided as no reliable financial information was readily available. Consolidated revenues and net losses for the year ended March 31, 2006 include Rs. 1,643 million (US$ 37 million) and Rs. 2,930 million (US$ 66 million) respectively relating to the TGN business carried out in the post-acquisition period from July 1, 2005 to March 31, 2006. Proforma information related to the acquisitions of VBL and Seven Star have not been included as the impact of these acquisitions, either individually or in aggregate, in the Company’s consolidated results of operations is not considered to be material.

Unaudited proforma results of operations for fiscals 2005 and 2006 giving effect to the Teleglobe acquisition as if it had occurred on April 1, 2004 is as follows:

	As of March 31,
	2005		2006
	(unaudited)
	(In millions, except per share amounts)
Revenues from telecommunication services	Rs.	77,538	Rs.	82,026	US$	1,845
Income before income taxes		7,720		2,282		51
Net income		914		46		1
Basic earnings per share	Rs.	3	Rs.	0.2	US$	—

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2005		2006
	(In millions)
Cash and cheques on hand	Rs.	1	Rs.	1,640	US$	37
Current account balances and deposits with banks in Indian rupees		194		252		6
Current account balances and deposits with banks in foreign currencies		144		2,481		56

Total	Rs.	339	Rs.	4,373	US$	99

5. Short-term bank deposits

As of March 31, 2005, short-term deposits with banks, held in Indian rupees, included Rs.5,972 million in respect of proceeds from issue of Global Depository Receipts in fiscal 1997, which were subsequently converted to American Depository Receipts in fiscal 2000. In accordance with the terms of the GDR issue, these proceeds were restricted for use to purchase plant and equipment from countries outside India and were fully utilized for the approved purposes in fiscal 2006.

6. Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2005		2006
	(In millions)
Beginning balance	Rs.	1,603	Rs.	1,264	US$	28
Additional allowances for the year		239		1,034		23
Recoveries		(52)		(462)		(10)
Uncollectible receivables written off		(526)		(300)		(7)

Ending balance	Rs.	1,264	Rs.	1,536	US$	34

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2005		2006
	(In millions)
Prepaid expenses	Rs.	272	Rs.	787	US$	17
Advances to suppliers and contractors (net of allowances of Rs. 74 million and Rs. 74 million, respectively)		499		348		8
Operating lease receivable		544		26		1
Deferred income taxes (see note 19)		580		699		16
Amounts recoverable from GOI (net of allowances of Rs. 473 and Rs. 537 million, respectively)		94		94		2
Licence fees paid recoverable from GOI		245		532		12
Recoverable service tax		279		306		7
Operating lease and other deposits		114		250		5
Margin money		112		212		5
Others		248		443		10

Total	Rs.	2,987	Rs.	3,697	US$	83

As of April 1, 2004, Rs.547 million was recoverable from the GOI for its share of pension obligation in respect of certain employees who were transferred to the Company from the Overseas Communication Services (OCS), division of the Department of Telecommunications (DoT), GOI. The GOI has disputed the amount recoverable and the Company is in the process of negotiation with the GOI. Pursuant to discussions with the GOI, an allowance of Rs. 473 million was made in fiscal 2005, based on management’s best estimate of the amount that may be realizable upon resolution of the matter. In fiscal 2006, consequent to an actuarial valuation, the pension obligation towards the erstwhile OCS employees has increased by Rs. 64 million. Pending resolution of the matter and recovery of this amount from the GOI, the Company has made an allowance for the additional amount recoverable.

Margin money held with banks is in the nature of restricted cash and is provided in support of letters of credit issued by the banks. Letters of credit predominantly relate to leased premises in Princeton, New Jersey which expired in August 2006 and purchase of capital equipments.

8. Investments

Investments consist of the following:

	As of March 31,
	2005		2006
	(In millions)
Investments available-for-sale, at fair value	Rs.	3,137	Rs.	9,750	US$	219
Investments at cost, net		—		4,438		100

Total	Rs.	3,137	Rs.	14,188	US$	319

In fiscal 2005 the Company accounted for its investment in Tata Teleservices Limited (“TTSL”) using the equity method. During fiscal 2005 the effective voting interest of VSNL in TTSL declined from 19.9% to 16.1% as a result of an increase in the effective voting interest of Tata Sons Limited (“Tata Sons”) in TTSL to 57.8% as of April 1, 2004. During fiscal 2006 the voting interest further declined from 16.1% to 14.1% as a result of subsequent raising of capital by TTSL from other investors.

VSNL currently has no right to representation on the TTSL board of directors. Pursuant to a shareholders agreement among VSNL, TTSL, Tata Sons and the other shareholders of TTSL, the power to recommend the appointment of directors of TTSL was previously allocated among the shareholders in proportion to their relative voting interests, and under such arrangement VSNL originally had the right to recommend the appointment of two of the twelve directors of TTSL. VSNL agreed to give up this proportionate representation, and the other shareholders of TTSL also agreed to eliminate this proportionate representation, following the increase in the effective voting interest of Tata Sons which gave it majority control. The amendment to eliminate the proportional representation for all shareholders was signed on March 11, 2005.

VSNL has not made any further investment in TTSL other than an investment of Rs. 1,755 million in August 2005 in connection with rights offering in order to maintain its proportionate interest. Since the other shareholders also made pro rata investments, VSNL’s equity percentage ownership did not change. VSNL has no obligation to make any further investment to maintain (or increase) its interest.

In view of the foregoing facts, the Company has ceased to account for its interest in TTSL using the equity method effective from April 1, 2005. The investments are carried at cost as equity shares of TTSL do not have readily determinable fair value.

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross unrealized gains		Fair value
	(In millions)
Available-for sale- securities

As of March 31, 2005:
Mutual funds	Rs.	3,101	Rs.	36	Rs.	3,137

Total available- for- sale securities	Rs.	3,101	Rs.	36	Rs.	3,137

As of March 31, 2006:
Mutual funds		9,735		15		9,750

Total available- for- sale securities	Rs.	9,735	Rs.	15	Rs.	9,750

Dividends from investments were Rs.405 million, Rs.285 million and Rs 407 million in fiscals 2004, 2005 and 2006.

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

In fiscal 2004, the proceeds and gross realized gains from available-for sale securities were Rs.54,938 million and Rs.60 million, respectively.

In fiscal 2005, the proceeds and gross realized gains from sale from sale of available-for sale securities were Rs.50,319 million and Rs.689 million, respectively. On sale of these securities, unrealized gains of Rs.346 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2006, the proceeds and gross realized gains from sale from sale of available-for sale securities were Rs. 64,824 million and Rs.77 million, respectively. On sale of these securities, unrealized gains of Rs. 23 million were reclassified from accumulated other comprehensive income to earnings.

9. Equity method investments

As of March 31, 2005, the Company accounted for investment in TTSL as an equity method investee. These investments were transferred as a cost method investment from April 1, 2005 and has been included in Investments at cost. See Note 8 for further information.

As of March 31, 2006, VSNL has an ownership interest of 47% in SEPCO Communications Pty. Ltd (“SEPCO”), which was acquired during the current fiscal. During fiscals 2005 and 2006, VSNL’s ownership interest in UTL was 26.6%. The Company has accounted for its investments in SEPCO and United Telecom Limited (UTL) under the equity method.

Summarized combined financial information of entities accounted for under the equity method is:

	As of March 31,
	2005		2006
	(In millions)
Results of operations	Rs.	(20,799)	Rs.	(239)	US$	(5)
Assets		113,990		1,909		43
Liabilities		(110,254)		(1,738)		(39)

10. Property, plant and equipment

Property, plant and equipment consist of the following:

	As of March 31,
	2005		2006
	(In millions)
Land	Rs.	144	Rs.	733	US$	17
Leasehold improvements		—		776		17
Buildings		2,577		3,779		85
Plant and machinery – telecommunications equipment		26,805		57,645		1,296
Computers		1,538		2,213		50
Motor vehicles		16		19		—
Furniture and fixtures		433		589		13

Property, plant and equipment, at cost		31,513		65,754		1,478
Less: Accumulated depreciation		(8,179)		(13,966)		(314)

		23,334		51,788		1,164
Add: Construction in progress		6,090		3,774		85

Property, plant and equipment, net	Rs.	29,424	Rs.	55,562	US$	1,249

As of March 31, 2005 and 2006, property, plant and equipment include intangible assets in the nature of IRUs in international and domestic telecommunications circuits as follows:

	As of March 31,
	2005		2006
	(In millions)
IRUs	Rs.	3,461	Rs.	12,737	US$	286
Less: Accumulated amortization		(353)		(978)		(22)

IRUs, net	Rs.	3,108	Rs.	11,759	US$	264

Depreciation expense of Rs.2,465 million , 2,308 million and Rs. 5,249 million, in fiscals 2004, 2005 and 2006 respectively includes IRU amortization expense of Rs. 67 million, Rs.104 million and Rs. 861 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2006 is as follows:

Year ending March 31,	(In millions)
2007	Rs.	858	US$	19
2008		851		19
2009		851		19
2010		849		19
2011		847		19

Interest of approximately Rs. 4 million was capitalized during fiscal 2006.

As of March 31, 2006, property, plant and equipment include Rs. 284 million of leased property under capital leases. The accumulated depreciation on leased property under capital leases is Rs. 9 million.

Obligations under capital leases:

	(In millions)
Year ending March 31, 2007	Rs.	165	US$	4
Year ending March 31, 2008		102		2
Year ending March 31, 2009		60		1
Year ending March 31, 2010		3		0

Total		330		7

Less amounts representing interest		27		1

Present value of net minimum lease payments	Rs.	303	US$	6

As a consequence of steep decline in inbound and outbound settlement rates due to intense competition for long distance traffic, the Company’s revenues declined significantly in fiscal 2004. This was coupled with a significant decline in the acquisition cost of telecommunications plant and equipment. As a result of these trigger events, the Company performed an impairment test as of December 31, 2003. The fair values of property, plant and equipment were determined based on independent valuation. The valuation was based on market price of the assets appropriately adjusted to reflect their age and present condition. As of December 31, 2003, the carrying amount of the assets was Rs.21,225 million and the fair value was Rs.14, 516 million. An impairment loss of Rs.6,709 million (including Rs. 177 million on IRUs) was recognized in earnings in fiscal 2004.

Effective January 1, 2004, the Company revised the estimated economic useful lives of undersea cables (including IRUs) from 10—25 years to the lower of 18 years and contracted period of use, resulting in additional depreciation expense of Rs. 230 million in fiscal 2004.

11. Asset retirement obligations

The Company’s asset retirement obligations for fiscal 2006 relates to the costs associated with the removal of cable systems when they will be retired. Asset retirement obligations as of March 31, 2006 include an amount of Rs. 140 million assumed on acquisition of TGN [See Note 3(a)].

The following is a reconciliation of the asset retirement obligations for fiscal 2005 and 2006.

	2005		2006
	(In millions)
Asset retirement obligations, April 1 ,	Rs.	—	Rs.	41	US$	1
Liabilities incurred in the fiscal		41		18		—
Liabilities related to acquired businesses		—		140		3
Accretion expense		—		5		—

Asset retirement obligations, March 31,	Rs.	41	Rs.	204	US$	4

12. Intangible Assets

The following table summarizes the composition of intangible assets as of March 31, 2006

	(In millions)
	Gross carrying amount				Accumulated amortization				Net carrying amount
Internally developed computer software	Rs.	880	US$	20	Rs.	26	US$	—	Rs.	854	US$	20
Customer relationships		2,499		56		49		1		2,450		55
Distribution rights		107		2		3		—		104		2

	Rs.	3,486	US$	78	Rs.	78	US$	1	Rs.	3,408	US$	77

The intangible assets amounting to Rs. 3,433 million were acquired as part of acquisitions made during the year [See Note 3].

The weighted-average amortization period for intangibles for fiscal 2006 approximates 7 years.

Amortizations during fiscal 2006 aggregated to Rs. 78 million. The aggregate amortization expense for intangible assets is estimated to be:

	(In millions)
Year ending March 31, 2007	Rs.	543	US$	12
Year ending March 31, 2008		541		12
Year ending March 31, 2009		541		12
Year ending March 31, 2010		523		12
Year ending March 31, 2011		349		8
Thereafter		911		21

13. Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2005		2006
	(In millions)
Beginning balance	Rs.	1,019	Rs.	1,019	US$	23
Acquisitions during the year		—		4,010		90

Ending balance	Rs.	1,019	Rs.	5,029	US$	113

The goodwill of Rs. 5,029 million comprises Rs. 1,019 million in respect of purchase of ISP business of DishnetDSL limited, Rs. 3,292 million in respect of acquisition of Teleglobe, Rs. 629 million in respect of acquisition of VBL and Rs. 89 million in respect of acquisition of Seven Star. Goodwill acquired represents the excess of the purchase consideration over the estimated fair value of identifiable net assets acquired. Goodwill amounting to Rs. 3,292 million and Rs. 1,737 million has been allocated to the International segment and Internet segment, respectively. The goodwill recognized is not deductible for tax purposes. See note 3 for further information.

14. Other non-current assets

Other non- current assets consist of the following:

	As of March 31,
	2005		2006
	(In millions)
Prepaid rent	Rs.	602	Rs.	594	US$	13
Deferred income taxes (see note 19)		103		45		1
Prepaid pension asset		—		893		20
Security deposits with contractors		—		181		4
Others		119		379		9

Total	Rs.	824	Rs.	2,092	US$	47

15. Accounts payable

Accounts payable consists of the following;

	As of March 31,
	2005		2006
	(In millions)
Interconnect charges payable	Rs.	3,596	Rs.	14,164	US$	318
Payables for capital and other supplies		5,148		5,792		130

Total	Rs.	8,744	Rs.	19,956	US$	448

16. Short-term debt and current portion of long-term debt

Short term debt comprises:

	As of March 31,
	2005		2006
	(In millions)
Bank debt		—		9,012		202
Current portion of long-term debt				71		2

Total	Rs.	—	Rs.	9,083	US$	204

Maximum amount of bank debt outstanding during the year	Rs.	630	Rs.	9,012	US$	202
Weighted average interest rate		4.5%		4.6%
Unutilized lines of short-term credit	Rs.	5,188	Rs.	8,161	US$	183

Of the total bank debt of Rs. 9,012 million, Rs. 8,030 million represents amounts borrowed under short term facility agreement with three banks to finance the acquisition of TGN [See Note 3(a)] and to meet TGN’s working capital requirements at LIBOR plus 0.25%. The balance amount of Rs 982 million represents amounts borrowed to meet capital expenditures.

17. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2005		2006
	(In millions)
Unearned revenues	Rs.	1,573	Rs.	2,932	US$	66
License fees		1,509		2,157		48
Book overdraft		75		249		6
Deposits from customers and contractors		734		976		22
Accrued payroll		520		1,391		31
Accrued expenses		767		1,800		41
Other current liabilities		570		1,576		35

Total	Rs.	5,748	Rs.	11,081	US$	249

Other current liabilities include current deferred tax liability of Rs. Nil and Rs.47 million (US$ 1 million) for the fiscals 2005 and 2006 respectively. [Refer note 19]

18. Long-term debt, net of current portion

Long-term debt comprises the following:

As of March 31,	Interest Rates %	Maturities	2005		2006
			(Rs. in millions)
Foreign currency loans from banks	LIBOR + 0.46%	February, 2011	Rs	—	Rs	9,815	US$	221
Term loan from banks	7.30% & interest reset every 36 months	August, 2014		—		600		14

Total			Rs	—	Rs.	10,415	US$	235

Less: Current portion of long-term debt				—		71		2

Long-term debt, net of current portion			Rs	.—	Rs.	10,344	US$	233

On February 3, 2006 VSNL Netherlands B.V, a wholly- owned subsidiary of VSPL, entered into a long-term facility loan agreement with a bank for a principal amount of US$ 220 million, to finance the acquisition of Teleglobe. [See note 3(b)]. This loan is fully guaranteed by VSNL India and stipulates adherence with certain covenants.

Senior notes of Rs. 4,461 million (US $100 million) were assumed upon the acquisition of Teleglobe on February 13, 2006 [See Note 3 (b)]. On February 14, 2006, the senior notes were redeemed at par along with interest accrued up to that date and a change of control premium of Rs. 45 million (US$1 million).

19. Income tax

The income tax expense (benefit) consists of the following:

	As of March 31,
	2004		2005		2006
	(In millions)
Current income tax expense:
Domestic	Rs.	1,345	Rs.	2,041	Rs.	2,254	US$	51
Deferred income tax:
Domestic		(2,019)		640		(428)		(10)
Foreign		—		(106)		106		2

Total	Rs.	(674)	Rs.	2,575	Rs.	1,932	US$	43

Tax effects of significant temporary differences on the income tax expense (benefit) are as follows:

	As of March 31,
	2004		2005		2006
	(In millions)
Depreciation and impairment loss	Rs.	(2,085)	Rs.	929	Rs.	(67)	US$	(2)
Employee severance costs		(292)		78		72		2
Unearned revenues		—		(193)		(1)		—
Expenditure incurred on National long distance license fees		—		—		(266)		(7)
Others		358		(280)		(60)		(1)

Total	Rs.	(2,019)	Rs.	534	Rs.	(322)	US$	(8)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	As of March 31,
	2004		2005		2006
	(In millions)
Income (loss) before income tax	Rs.	(1,009)	Rs.	9,345	Rs.	2,864	US$	64
Statutory income tax rate		35.875%		36.59%		33.66%

Expected income tax expense (benefit) at statutory rate		(362)		3,420		964		22
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits		—		—		(53)		(1)
Differences arising from different tax rates in other tax jurisdictions		—		—		(102)		(2)
Enacted tax rate changes for subsidiaries in other tax jurisdictions		—		—		257		5
Changes in valuation allowance including losses of overseas subsidiaries		—		—		821		18
Recognition of deferred tax assets consequent to favorable tax assessment orders		—		—		(283)		(6)
Tax exempt dividend income		(145)		(102)		(137)		(3)
Effect of change in statutory income tax rate		(60)		10		(84)		(2)
Unearned revenues – IRU sales		—		—		639		14
Others, net		57		51		(90)		(2)

Income tax expense (benefit)	Rs.	(674)	Rs.	2,575	Rs	1,932		43

Changes in valuation allowance

	Year ended March 31, 2006
	(In millions)
Beginning Balance	Rs.	—	US$	—
Valuation allowance related to acquired businesses		(6,360)		(143)
Increase in valuation allowance		(816)		(18)

Ending Balance	Rs.	(7,176)		(161)

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	As of March 31,
	2005		2006
	(In millions)
Tax effect of:

Deferred tax assets:
Net operating losses carry-forwards	Rs.	103	Rs.	7,612	US$	171
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		—		481		11
Allowances for uncollectible receivables and other current assets		461		541		12
Unearned revenues		193		319		7
Employee severance costs		229		139		3
National long distance license fees		—		266		6
Others		105		684		15

Gross deferred tax assets		1,091		10,042		225

Less : Valuation allowance		—		(7,176)		(161)

Net deferred tax assets		1,091		2,866		64

Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		2,034		2,337		52
Prepaid pension asset		—		299		7
Unearned revenues		—		643		14
Allowances for uncollectible receivables and other current assets		—		123		3
Others		14		89		2

Total		2048		3,491		78

Net deferred tax liability	Rs.	957	Rs.	625	US$	14

Current deferred tax asset, net	Rs.	580	Rs.	699	US$	16
Non- current deferred tax asset, net		103		45		1
Current deferred tax liability, net		—		47		1
Non-current deferred tax liability, net		1,640		1,322		30

The balance-sheet allocation of the valuation allowance between current and non-current deferred tax assets is based on their respective ratios of deferred tax assets to the total deferred tax asset before recognition of the valuation allowance.

The valuation allowance mainly relates to net operating losses (“NOL”s ) of Teleglobe and TGN which were acquired during the year. The majority of the NOL carry-forwards result in a consolidated deferred tax asset of approximately Rs. 5,161 million ($115.7 million) relating to the US operations, which will expire between 2011 and 2026 and between 2006 and 2026 for federal and state tax purposes respectively. The balance of the NOL carry-forwards in other countries has a remaining life of 5 years to unlimited years.

Deferred tax assets and liabilities are offset to the extent they arise in the same legal entity and tax jurisdiction.

The Company’s income tax returns are subject to examination by various tax authorities. In connection with such examinations, tax authorities, including the Internal Revenue Service in the United States and the Canada Revenue Agency in Canada, can raise issues and propose tax assessments.

Except for earnings that are currently distributed, no additional provision has been made for income taxed on the undistributed earnings of the Company or for unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries, since such earnings are expected to be permanently reinvested. A liability could arise if amounts were distributed by foreign subsidiaries or if foreign subsidiaries were disposed. Management has no plans to distribute such earnings in the foreseeable future.

As of March 31, 2005 and 2006, tax effect of Rs. 14 million and Rs. 6 million, respectively, on unrealized gains on available-for sale securities have been allocated to other comprehensive income.

20. Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2005		2006
	(In millions)
Deferred income taxes(See note 19)	Rs.	1,640	Rs.	1,322	US$	30
Unearned revenues		862		7,259		163
Employee retirement benefits		259		421		10
Obligations under finance lease (secured against fixed assets obtained under finance lease agreement)		—		576		13
Others		—		187		4

Total	Rs.	2,761	Rs.	9,765	US$	220

21. Additional paid–in-capital (Securities Premium account)

At an extra-ordinary general meeting held on April 2, 2004, the shareholders of VSNL approved and the High Court of Judicature at Bombay confirmed, in its order passed on May 6, 2004, the utilization of the Securities Premium account towards reduction in carrying amounts of property, plant and equipment. Consequently, Rs. 9,564 million has been adjusted against the Securities Premium account under Indian GAAP. In fiscal 2004, an impairment test on the carrying amounts of property, plant and equipment was undertaken and impairment loss of Rs. 6,709 million has been expensed under US GAAP.

22. Revenues from telecommunication services

Revenues from telecommunication services consist of the following:

	As of March 31,
	2004		2005		2006
	(In millions)
Telephone (voice):
International long distance	Rs.	21,389	Rs.	16,026	Rs.	22,332	US$	502
National long distance		386		2,301		3,783		85
Corporate data transmission:
Private leased circuits and Income from IRU’s		4,924		6,764		8,875		199
Frame relay		1,276		1,383		1,642		37
Internet leased lines		1,506		3,009		3,644		82
Internet		1,197		1,623		2,055		46
Others		1,570		1,342		3,125		70

Total	Rs.	32,248	Rs.	32,448	Rs.	45,456	US$	1,021

23. Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2004	2005	2006
	(In millions)
Dividend income	Rs.405	Rs.285	Rs.407	US$	9
Foreign exchange gain (loss), net	15	(149)	88		2
Provisions no longer required written back	—	—	344		8
Rent received	38	49	103		2
Other	149	214	447		10

Total	Rs.607	Rs.399	Rs.1,389	US$	31

24. Retirement benefits

(a) VSNL India and its wholly owned subsidiaries in India

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit plan covering all eligible employees. The plan provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees, based on an annual external actuarial valuation. The measurement date of the plan is March 31.

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company’s consolidated financial statements for fiscals 2005 and 2006.

	As of March 31,
	2005		2006
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	253	Rs.	268	US$	6
Service cost		16		25		1
Interest cost		18		19		—
Actuarial gain		(10)		(1)		—
Benefits paid		(9)		(8)		—

Benefit obligation, end of the year	Rs.	268	Rs.	303	US$	7

Change in plan assets:
Fair value of plan assets, beginning of the year		256		268		6
Actual return on plan assets		18		19		—
Employer contributions		3		24		1
Benefits paid		(9)		(8)		—

Fair value of plan assets, end of the year	Rs.	268	Rs.	303	US$	7

Prepaid benefit	Rs.	—	Rs.	—	US$	—

Net gratuity cost in fiscals 2004, 2005 and 2006 consist of the following:

	As of March 31,
	2004		2005		2006
	(In millions)
Service cost	Rs.	18	Rs.	16	Rs.	25	US$	1
Interest cost		30		18		19		—
Net actuarial loss(gain) recognized		(1)		(10)		(1)		—
Expected return on plan assets		(30)		(18)		(19)		—

Net gratuity cost	Rs.	17	Rs.	6	Rs.	24	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	Years ended March 31,
	2004	2005	2006
	(%)
Discount rate	8.5	7.0	7.0
Rate of increase in compensation levels of covered employees	5.0	6.0	6.0
Rate of return on plan assets	8.5	7.0	7.0

The expected return on plan assets is determined considering several applicable factors mainly the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and VSNL’s policy for plan asset management.

VSNL’s plan asset allocation for fiscals 2005 and 2006 are as follows:

	Years ended March 31,
	2005	2006
Category of Assets
Debt securities	83%	74%
Others	17%	26%

Total	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. VSNL evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

Accumulated benefit obligation was Rs.130 million and Rs.148 million, for fiscals 2005 and 2006, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure VSNL’s gratuity obligation as of March 31, 2006 and are as follows:

Year ending March 31,	(In millions)
2007	Rs.	6
2008		8
2009		9
2010		11
2011		12
2012 – 2016		98

The Company is expected to contribute Rs. 34 million to gratuity fund in fiscal 2007.

Pension

Pension obligation is in respect of certain employees transferred to the Company from the OCS. The plan provides for pension payments to these employees at retirement, death in service or on termination.

The Company accounts for the liability for future benefits based on an annual external actuarial valuation. The measurement date of the plan is March 31.

The following table sets out the unfunded status of the pension plan and the amounts recognized in VSNL’s consolidated financial statements for fiscals 2005 and 2006.

	As of March 31,
	2005		2006
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	303	Rs.	260	US$	6
Service cost		—		1		—
Interest cost		18		15		—
Actuarial (gain)/loss		(35)		60		1
Benefits paid		(26)		(26)		(1)

Benefit obligation, end of the year	Rs.	260	Rs.	310	US$	6

Net pension cost in fiscals 2004, 2005 and 2006 consist of the following:

	As of March 31,
	2004		2005		2006
	(In millions)
Service cost	Rs.	—	Rs.	—	Rs.	1	US$	—
Interest cost		18		18		15		—
Net actuarial loss / (gain) recognized		13		(35)		60		1

Net pension cost	Rs.	31	Rs.	(17)	Rs.	76	US$	1

The assumptions used in accounting for the pension plan are set out below:

	Years ended March 31,
	2004	2005	2006
	(%)
Discount rate	6.0	6.0	6.0
Rate of increase in compensation levels of covered employees	4.0	4.0	5.0
Rate of return on plan assets	6.0	6.0	6.0

Accumulated benefit obligation was Rs.259 million and Rs.303 million, for fiscals 2005 and 2006 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure VSNL’s pension obligations as of March 31, 2006 and are as follows:

Year ending March 31,	(In millions)
2007	Rs	27
2008		28
2008		28
2010		28
2011		28
2012-2016		141

Provident Fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% of the employee’s salary (basic and dearness allowance). These contributions are made to a fund set up as an irrevocable trust and are expensed as incurred. The Company is generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

The Company contributed Rs.68 million, Rs.66 million and Rs. 70 million to provident fund in fiscals 2004, 2005 and 2006, respectively.

Superannuation

Eligible employees of the Company in India are entitled to receive benefits under the Superannuation plan, a defined contribution plan in which the employer makes monthly contributions at 15% of the employee’s basic salary.

The plan was effective since fiscal 2004 and the Company contributed Rs.8 million and Rs.17 million in fiscals 2004 and 2005 respectively. In fiscal 2006, the Company discontinued the said plan and paid back Rs. 51 million to the eligible employees representing accumulations in the fund up to date of discontinuance and additional amounts in view of non-implementation of the Scheme.

b) Overseas plans:

On February 13, 2006 the Company assumed Teleglobe’s contributory and non-contributory defined benefit pension plans covering certain of its Canadian employees, designed in accordance with conditions and practices in Canada.

In addition, the Company assumed Teleglobe’s unfunded Supplemental Employee Retirement Plan (“SERP”) maintained for certain senior Canadian executives as part of the acquisition closed on February 13, 2006. At March 31, 2006, the unfunded pension liability associated with the SERP was approximately Rs. 67 million.

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP were approximately Rs. 13 million for the year ended March 31, 2006.

Contributions are made in accordance with the laws and customs of the various countries in which it operates. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

The Company also assumed a post-retirement health care and life insurance plan (“OPEB”) for its current retirees and future retirees in the purchase of Teleglobe. The benefit obligation associated with this plan, included in other long-term liabilities, was approximately Rs. 85 million as of March 31, 2006.

The post retirement plan obligations are measured at March 31.

Changes in benefit obligations for OPEB plans are presented in the following tables:

	As of March 31, 2006
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	—	US$	—
Acquired during the year		85		2
Service cost		—		—
Interest cost		1		—
Benefits paid		(1)		—
Foreign exchange loss		(1)		—

		84		2
Unrecognized foreign exchange loss		1		—

Benefit obligation, end of the year	Rs.	85	US$	2

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2006 is 10.92%. The ultimate weighted-average health care trend is 4.76% and is expected to be attained in the year 2014. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	March 31, 2006
	1-Percentage-Point
	Increase	Decrease
Effect on service cost components	$1	$(1)
Effect on interest cost components	$1	$(1)
Effect on post-retirement benefit obligation	$—	$—

The changes in benefit obligations and in the plan assets for the defined benefit contributory pension plan are presented below.

	As of March 31, 2006
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	—	US$	—
Acquired during the year		3,449		78
Service cost		4		—
Interest cost		24		1
Benefits paid		(21)		—
Effect of foreign exchange rate changes		(36)		(1)

Benefit obligation, end of the year	Rs.	3,420	US$	78

Fair value of plan assets, beginning of the year	Rs.	—	US$	—
Acquired fair value of plan assets		4,335		97
Actual return on plan assets		35		1
Benefits paid		(21)		—
Actuarial gain		34		1
Effect of foreign exchange rate changes		(46)		(1)

Fair value of plan assets, end of the year	Rs.	4,337	US$	98

Funded status		917		21
Unamortized actuarial differences		(34)		(1)
Unamortized foreign exchange losses		10		—

Prepaid pension asset	Rs.	893	US$	20

The changes in benefit obligations and in the plan assets for the defined benefit non-contributory pension plan are presented below.

	As of March 31, 2006
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	—	US$	—
Acquired during the year		3,061		69
Service cost		14		—
Interest cost		21		—
Benefits paid		(18)		—
Effect of foreign exchange rate changes		(32)		(1)

Benefit obligation, end of the year	Rs.	3,046	US$	68

Fair value of plan assets, beginning of the year	Rs.	—	US$	—
Acquired fair value of plan assets		2,920		66
Actual return on plan assets		24		1
Benefits paid		(18)		—
Actuarial gain		26		1
Effect of foreign exchange rate changes		(31)		(1)

Fair value of plan assets, end of the year	Rs.	2,921	US$	67

Funded status		(126)		(3)
Unamortized actuarial differences		(26)		(1)
Unamortized foreign exchange losses		(1)		—

Accrued pension liabilities	Rs.	(153)	US$	(4)

Years ended March 31, 2006
(%)
The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

Discount rate	5.50
Expected long-term return on plan assets	6.50
Inflation	2.50
Rate of compensation increase	3.50
Asset valuation method	Market value

The long-term rate of return on plan assets was determined as the weighted-average of expected return of each of the asset classes in the target allocation of plan assets. The expected return of each asset class is the investment managers’ assessment of future returns. These expectations were compared to historical market returns to ensure that the expected return for each class was a conservative estimate.

	As of March 31,
	(In millions)
Service cost	Rs.	19	US$	—
Interest cost		46		1
Net actuarial loss / (gain) recognized		(59)		(1)

Net pension cost	Rs.	6	US$	—

The accumulated benefit obligation for overseas plans at March 31, 2006 is Rs. 6,236 million.

Employee benefit plan investment components and investment strategy

The Company uses an active management style to manage short-term securities, Canadian equities and international equities. Canadian bonds, US equities and the asset mix are managed passively. To accomplish this, the Company has entrusted this task to a professional investment manager. The management mandate defines the targeted asset allocation and the parameters for evaluating the manager performance.

The benchmark portfolio percentages presented below take into account the plans’ financial position and the relationship between the assets and liabilities. To minimize the volatility of the returns, the Company selected the passive management approach for its asset mix. As a result, the market value of each asset class is rebalanced, on a quarterly basis, to the benchmark portfolio if the weighting of either the overall fixed-income securities or that of equities weight deviates from the benchmark portfolio by more than +/- 3%. In such a case, the fund asset mix is brought back to the benchmark portfolio within 30 days.

The pension plan’s weighted-average asset allocations at March 31, 2006 by asset category are as follows:

	Plan Assets As of March 31,
Asset Category	Actual	Target
Government bonds	73%	75%
Equity securities	20%	20%
Short term investments	7%	5%

Total	100%	100%

Equity securities do not include VSNL’s common stock at March 31, 2006.

The overseas subsidiaries post-retirement benefit plans were unfunded and therefore no asset allocation is presented for these plans.

Cash flows

Contributions

Following the acquisition of Teleglobe on February 13, 2006, the Company did not contribute to the assumed pension plans during the remaining 46-day period ending March 31, 2006. In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act 1985 in Canada. Teleglobe commissioned an independent actuarial consultant for both defined benefit plans as at December 31, 2005. As a result, the non-contributory pension plan is currently in a deficit position which will require the Company to contribute approximately Rs. 254 million in the period ending March 31, 2007. The Company will not be required to contribute to the contributory pension plan in the period ending March 31, 2006 since the March 31, 2005 actuarial valuation shows a surplus position. The Company contributed approximately Rs. 1 million to its post-retirement health care and life insurance plan in the remaining 46-day period ending March 31, 2006 and expects to contribute approximately Rs. 6 million in the period ending March 31, 2007.

Estimate future benefit payments

The following benefit payments table provides expected benefit payments based on past and future services.

Year ending March 31,	(In millions)
2007	Rs.	314	US$	7
2008		319		7
2009		323		7
2010		329		7
2011		335		8
2012 – 2016		1,714		39

25. Leases

As Lessee:

The Company has taken buildings, satellite channels, office equipments, computer equipments and certain circuit capacities under operating lease arrangements. Operating lease rent expense was Rs.1,651 million, Rs.1,328 million and Rs.2,014 million in fiscals 2004, 2005 and 2006 respectively.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	( In millions)
2007	Rs.	2,673	US$	60
2008		1,986		45
2009		1,706		38
2010		1,533		35
2011		1,443		32
Thereafter		6,499		146

Total minimum lease commitments	Rs.	15,840	US$	356

As Lessor:

IRUs with gross carrying amounts of Rs.874 million and accumulated depreciation of Rs.58 million has been leased under operating lease arrangements.

In respect of these IRUs, lease rental income of Rs. 18 million and Rs. 42 million has been recognized in earnings in fiscals 2005 and 2006 respectively.

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2007	Rs.	68	US$	2
2008		68		2
2009		68		2
2010		68		2
2011		68		2
Thereafter		622		13

Total minimum lease receipts	Rs.	962	US$	23

The Company has leased certain premises under operating lease arrangements. Lease rental income in respect of these leases will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2007	Rs.	47	US$	1
2008		12		—

Total minimum lease receipts	Rs.	59	US$	1

In respect of these leases, rental income of Rs. 32 million and Rs. 65 million has been recognized in earnings in fiscals 2005 and 2006 respectively.

26. Estimated fair value of financial instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, advance income taxes, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, short term borrowings, approximate their fair values due to the short- term nature of these instruments. The carrying amounts of other non-current assets and liabilities approximate their fair values.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

The fair value of the foreign currency loan from banks is comparable to their carrying value of Rs. 9,814 million (US$ 220 million) based on recently negotiated terms with a third party. The carrying value of the term loan is Rs 529 million and it has an estimated fair value of approximately Rs. 461 million based on the discounted future cash flows at market rate prevailing as of balance sheet date.

Management uses its best judgment in estimating the fair value of its financial instruments; however there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of either March 31, 2005 or 2006. The estimated fair value amounts as of March 31, 2005 and 2006 have been measured as of those dates, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

27. Derivative financial instruments

The Company, in accordance with its risk management policies and procedures, enters into foreign currency forward and option contracts to manage its exposure in foreign exchange rates. The counter party is generally a bank. Although these contracts are effective as hedges from an economic perspective they are not designated as hedges.

Foreign exchange forward and option contracts held by the Company as of fiscals 2005 and 2006 were Rs. 691 million and Rs 5,189 million, respectively. These contracts are for a period between two and six months.

In fiscals 2004, 2005 and 2006, exchange loss of Rs, 49 million, Rs.42 million and Rs 67 million, respectively on foreign currency forward and option contracts have been recognized in earnings.

28. Segment information

The Board of Directors and the Executive Director, responsible for allocating resources to and assessing the performance of the segments, as a group constitute the chief operating decision maker (CODM).

In fiscal 2005, as a result of changes in the form and content of segment information provided to and used by the CODM to allocate resources and assess performance, and changes in the organizational structure, the Company changed its reportable segments. The reportable segments in fiscal 2005 were “Wholesale Business”, “Enterprise Business” and “Others”.

During fiscal 2006, the Company acquired certain tangible assets from TGN and acquisition of 100% of the common shares of Teleglobe. Management is in the process of finalizing a formal integration plan of the business carried out by such entities with the existing business. Consequently, during fiscal 2006 the international business carried out by VSPL and its subsidiaries was viewed by management as a separate business segment in order to allocate resources and assess performance. Reportable segments for fiscal 2006 are “Wholesale Business”, “Enterprise Business”, “International Business” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Business	International Long Distance Telephony (ILD) for India

Enterprise Business	Corporate Data Transmission services for India

International Business	Services provided by VSPL and its subsidiaries. Products include voice, data transmission services and other value added services.

Others	National Long Distance Telephony (NLD), Internet, GPSS, transponder lease, telex and telegraph and television uplinking for India.

In fiscal 2006 the Company had identified the following operating segments based on the organizational structure and for which discrete financial information including gross margins is available:

•	ILD

•	NLD

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines)

•	Services provided by international subsidiaries

•	Internet

•	Other services (GPSS, transponder lease, telex and telegraph, and television uplinking)

ILD and NLD services are managed by the Wholesale business group, corporate data transmission services and other services are managed by the Enterprise business group, internet services are managed by the Retail business group and international business by the executive director of VSPL.

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

All other services including NLD and internet have been reported under “Other Services”, as none of these operating segments meet the reportable quantitative thresholds. Revenues from “Wholesale Business”, “Enterprise Business” and “International Business” exceed seventy five per cent of the Company’s consolidated revenues.

Segment information for fiscal 2005 has been presented in accordance with the segmentation basis adopted for fiscal 2006.

In fiscal 2004, the Company’s operating and reportable segments were “International telephony and related services” which included international long distance telephony and corporate data transmission services and “Other services” which included national long distance telephony voice and data service, internet and other value added services. Discrete financial information was available only for these segments.

Comparable segment information for fiscal 2004 has not been presented, as comparable information for fiscal 2004 in accordance with the segmentation basis adopted in fiscal 2006 is unavailable. As a result segment information for fiscal 2004 and comparable segment information for fiscals 2005 and 2006 have been presented under old segmentation basis.

Summarized segment information based on the new segmentation basis for fiscals 2005 and 2006 is as follows:

	As of March 31, 2005
	Wholesale		Enterprise		International		Others		Inter segment elimination		Total
	(In millions)
Revenues
External customers	Rs.	15,841	Rs.	10,979	Rs.	194	Rs.	5,434	Rs.	—	Rs.	32,448
Inter segment revenues		154		192		—		41		(387)		—

Total revenues	Rs.	15,995		11,171		194		5,475		(387)		32,448
Interconnection Charges		12,961		392		253		2,080		(379)		15,307

Net revenues	Rs.	3,034	Rs.	10,779	Rs.	(59)	Rs.	3,395	Rs.	(8)	Rs.	17,141

Other network and telecommunication costs		507		1,012		6		1,343		(8)		2,860
License fees		526		1,098		4		226		—		1,854
Depreciation		32		394		—		21		—		447
Repairs and maintenance		47		570		3		30		—		650
Advertising		20		79		5		585		—		689
Allowances for (recoveries of) uncollectible accounts receivable		(48)		(44)		4		275		—		187

Segment results	Rs.	1,950	Rs.	7,670	Rs.	(81)	Rs.	915	Rs.	—	Rs.	10,454

Unallocable license fees												961
Unallocable depreciation and amortization												1,861
Unallocable other operating costs												4,737
Operating Income												2,895
Non operating income, net												6,450
Income before income tax												9,345
Income tax expense												(2,575)
Dividend tax												(168)
Equity in net loss of equity method investees												(4,156)

Net income											Rs.	2,446

	As of March 31, 2006
	Wholesale		Enterprise		International		Others		Inter segment elimination		Total
	(In millions)
Revenues:
External Customers	Rs.	15,727	Rs.	11,588	Rs.	10,270	Rs.	7,871	Rs.	—	Rs.	45,456	US$	1,021
Inter segment		2,150		963		347		95		(3,555)		—		—

Total revenues	Rs.	17,877	Rs.	12,551	Rs.	10,617	Rs.	7,966	Rs.	(3,555)	Rs.	45,456	US$	1,021
Interconnection Charges		13,790		840		7,989		2,320		(3,517)		21,422		481

Net revenues	Rs.	4,087	Rs.	11,711	Rs.	2,628	Rs.	5,646		(38)	Rs.	24,034	US$	540

Other network and telecommunication costs		139		448		—		1,609		(29)		2,167		49
License fees		497		942		—		283		—		1,722		39
Depreciation		27		515		690		48		—		1,280		29
Repairs and maintenance		34		646		838		60		—		1,578		35
Advertising		—		62		68		1,235		—		1,365		31
Allowances for (recoveries of) uncollectible accounts receivable		(299)		262		251		358		—		572		13

Segment results	Rs.	3,689	Rs.	8,836	Rs.	781	Rs.	2,053	Rs.	(9)	Rs.	15,350	US$	344

Unallocable license fees												281		6
Unallocable depreciation and amortization												3,969		89
Unallocable other operating costs												10,199		229
Operating Income												901		20
Non operating income, net												1,963		44
Income before income tax												2,864		64
Income tax expense												(1,932)		(43)
Dividend tax												(240)		(5)
Equity in net loss of equity method investees												(70)		(2)

Net income											Rs.	622	US$	14

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite, landlines and undersea cable bandwidth capacities. License fee for international long distance telephony and corporate data transmission services have been allocated based on net revenues from these services. Net revenues are determined as revenues less interconnect charges. Depreciation and repairs and maintenance on undersea cables including IRUs are allocated to segments based on utilization of undersea cable bandwidth capacity. Depreciation on all other property, plant and equipment, and all other operating costs are not allocated.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets, other than depreciation, repairs and maintenance on undersea cables and allowance for uncollectible receivables are not allocated to segments.

Summarized segment information based on old segmentation basis for fiscals 2004, 2005 and 2006 is as follows:

	Year ended March 31, 2004
	International telephony and related services		Other Services		Total
	(In millions)
Revenues	Rs.	27,773	Rs.	4,475	Rs.	32,248
Network and transmission costs		18,161		1,214		19,375
License fee		2,188		95		2,283

Segment results		7,424		3,166		10,590
Unallocable operating costs						14,626
Operating income						(4,036)
Non-operating income, net						3,027
Loss before tax						(1,009)
Income tax expense						674
Dividend tax						(310)
Equity in net loss of equity method investees						(1,921)

Net loss					Rs.	(2,566)

	Year ended March 31, 2005
	International telephony and related services		Other Services		Total
	(In millions)
Revenues	Rs.	23,674	Rs.	8,774	Rs.	32,448
Network and transmission costs		15,620		2,547		18,167
License fee		1,538		316		1,854

Segment results		6,516		5,911		12,427
Unallocable operating costs						9,532
Operating income						2,895
Non-operating income, net						6,450
Income before tax						9,345
Income tax expense						(2,575)
Dividend tax						(168)
Equity in net loss of equity method investees						(4,156)

Net income					Rs.	2,446

	Year ended March 31, 2006
	International telephony and related services		Other services		Total
	(In millions)
Revenues	Rs.	32,416	Rs.	13,040	Rs.	45,456	US$	1,021
Network and transmission costs		21,245		2,344		23,589		530
License fee		1,461		261		1,722		39

Segment results		9,710		10,435		20,145	US$	452
Unallocable operating costs						19,244		433
Operating income						901		20
Non-operating income, net						1,963		44
Income before tax						2,864		64
Income tax expense						(1,932)		(43)
Dividend tax						(240)		(5)
Equity in net loss of equity method investees						(70)		(2)

Net income					Rs.	622	US$	14

Revenues and interconnect charges were directly identifiable and have been attributed to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs were allocated based on segment revenues. License fee for international long distance telephony and corporate data transmission services were allocated based on net revenues from these services. Net revenues are determined as revenues less interconnect charges.

Depreciation and amortization and all other operating costs were not allocated. Telecommunication services were provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets were not allocated to segments.

Revenues have been allocated to geographies based on location of the customers and are as follows:

	As of March 31,
	2004		2005
	(In millions)
India	Rs.	17,970	Rs.	18,949
United States of America		5,216		3,343
United Arab Emirates		2,822		2,634
Rest of the world		6,240		7,522

Total	Rs.	32,248	Rs.	32,448

	2006
	(In millions)
India	Rs.	21,134	US$	475
United States of America		7,214		162
United Kingdom		3,459		78
United Arab Emirates		2,606		58
Rest of the world		11,043		248

Total	Rs.	45,456	US$	1,021

Revenues from major customers are as follows:

	Year ended March 31,
	2004		2005
	(In millions)		(In millions)
Customer A	Rs.	6,239	Rs.	3,641
Customer B		2,001		620
Customer C		2,822		2,634
Others		21,186		25,553

Total	Rs.	32,248	Rs.	32,448

	Year ended March 31, 2006
	(In millions)
Customer A	Rs.	3,373	US$	76
Customer I		2,910		65
Customer C		2,600		58
Others		36,573		822

Total	Rs.	45,456	US$	1,021

In fiscals 2006 and 2005, revenues from customers comprise mainly revenues from wholesale and enterprise segments under the new segmentation basis. In fiscals 2004, 2005 and 2006, revenues from customers comprised revenues mainly from international telephony and related services segment.

Substantially all of VSNL India’s property, plant and equipment, other than undersea cables are located in India. The overseas subsidiaries own approximately 43% of the Company’s property, plant and equipment.

The Company may be subject to credit risk due to concentration of receivables from companies that are telecommunication carriers and mobile operators. Some overseas subsidiaries are also subject to concentrations of credit risk on temporary cash investments due to the use of a limited number of banking institutions. The risk is mitigated by placing temporary cash investments with major financial institutions, which have all been accorded high ratings by primary rating agencies.

The Company has a customer concentration of risk, as illustrated in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2005 and 2006, respectively. VSNL’s exposure to other customers is diversified, and no other single customer explains more than 3.4% and 2.2% of outstanding accounts receivable at March 31, 2005 and 2006, respectively.

Balances due from major customers are as follows:

	As of March 31, 2005
	(In millions, except percentages)
Customer C	Rs.	592	13%
Customer F		479	10%
Customer G		338	7%
Customer H		271	6%
Customer A		193	4%
Others		2,818	60%

Total	Rs.	4,691	100%

	As of March 31, 2006
	(In millions, except percentages)
Customer I	Rs.	722	US$	16	5%
Customer J		602		14	4%
Customer F		545		12	4%
Customer G		447		10	3%
Customer A		392		9	3%
Others		12,122		272	81%

Total	Rs.	14,830	US$	333	100%

29. Related party transactions

VSNL’s principal related parties consist of its principal shareholders, government departments; government owned or controlled companies, its own subsidiaries, equity method investees, and its key managerial personnel. As described elsewhere in these consolidated financial statements, the Company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises. Transactions and balances with its own subsidiaries are eliminated on consolidation.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2005 and 2006 amounts receivable from employees aggregated to Rs.114 million and Rs. 82 million respectively. Interest free short-term advances made to employees aggregated to Rs.3 million and Rs. 9 million for fiscals 2005 and 2006, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs.23 million, Rs.29 million and Rs. 19 million for fiscals 2004, 2005 and 2006, respectively, is included in staff costs.

30. Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2005 and 2006 are Rs. 3,694 million and Rs. 2,550 million respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for business licenses and for import activities. These guarantees may be enforced by the governmental agencies and customs authorities if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled Rs.1,689 million as of March 31, 2006. Out of this total amount Rs. 1,409 million is expected to be purchased in 2007.

In accordance with the shareholders’ agreement of UTL the Company has an obligation to contribute additional capital of Rs. 175 million. This amount is payable on demand.

Other Commercial Commitments

	As of March 31, 2006
	(In millions)
Standby Letters of Credit
Less than 1 year	Rs.	185	US$	4
1 to 3 years		118		3

Total amount committed	Rs.	303	US$	7

Contingencies

In the normal course of business, claims and assertions are made by various parties against the Company. The Company assesses these claims and monitors these on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated, and discloses such matters in the consolidated financial statements if material. The Company discloses in the consolidated financial statements potential losses that are considered reasonably possible, but not probable, and does not record a liability unless the loss becomes probable.

The following is a description of material claims and losses where a potential loss is reasonably possible but not probable.

Business related claims

TGN related matters

A claim of Rs.66,720 million (US$1,500 million) has been made against the Company by a strategic business alliance associate for breach of contract relating to access and sale of bandwidth capacity on VSNL’s TGN network acquired during the year. The claim has been made in the US Federal District Court for the Southern District of New York. The Company has filed its response to the complaint denying all liability and believes that the probability of the claim succeeding is remote.

FLAG Telecom Arbitration

In May 2006, Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration issued a ruling on certain issues in a matter initiated by FLAG Telecom Group Limited (FLAG) in December 2004. The matter concerned the interpretation of certain provisions of the Construction and Maintenance Agreement (C&MA) governing the FLAG East Asia (FEA) cable system to which FLAG and the Company, and various other parties, were signatories. FLAG claimed that the agreement should be read to provide a right of access for FLAG to the Company’s Mumbai cable landing station of the FEA cable system for the purposes of installing equipment for the upgrade of FEA at Mumbai and to lease such upgraded capacity to International Telecom Entities (ITE). FLAG also claimed damages to compensate it for the loss of revenue and/or market. The Arbitration Tribunal by majority decisions has ordered the Company, to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Arbitration Tribunal has further declared that the Company is entitled to such terms and conditions pursuant to the C&MA to enable the lease of assignable capacity to ITEs as are reasonable under all the circumstances and are arrived at in good faith. The Company, at this stage, is not in a position to estimate the financial consequences of this award, if any, and in what time frame these would become applicable, if at all.

On September 7, 2006, the Company has filed a Writ in The Netherlands to seek to set aside the award of the International Chamber of Commerce (ICC) International Court of Arbitration.

The International Chamber of Commerce (ICC) International Court of Arbitration, vide its Procedural Order No.4 rejected VSNL’s application for a stay of the quantum phase of the arbitration pending the determination of the Netherlands application to set aside the Partial Award. However, the ruling is “without prejudice” to VSNL’s right to make another such stay application and FLAG has been ordered to submit its Memorial on its damages claim by 30 November 2006. Once this has been received, the Tribunal will separately determine the timetable for the damages phase of the arbitration (including VSNL’s Counter-Memorial and the hearing date).

Teleglobe related matters

As part of its normal ongoing review of ITXC Corp.’s (“ITXC”) operations in connection with the post-merger integration of Teleglobe, a predecessor in interest to VSNL Telecommunications (Bermuda) Ltd, and ITXC, Teleglobe had identified potential instances of noncompliance with the United States Foreign Corrupt Practices Act (“FCPA”) relating to ITXC’s operations in certain African countries prior to its merger with Teleglobe, consummated on 31 May, 2004. Teleglobe voluntarily notified the SEC and the U.S. Department of Justice (the “DOJ”) of the matter, and the Company has been cooperating fully with the SEC and the DOJ. The Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its consolidated financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to its results of operations in the period in which it is imposed.

Others

The Company in various geographies is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and / or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on VSNL’s consolidated financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on VSNL’s consolidated financial position and results of operations for the period in which the effect can be reasonably estimated.

As of March 31, 2006, there were other claims of Rs. 774 million which includes a claim of Rs. 317 million by a customer for loss of business on account of interruption of private leased circuits.

Income Taxes

In fiscal 1995, the income tax authorities in India disallowed expenditures on licence fees as a deductible item for the purposes of income tax computation. The Income Tax Appellate Tribunal has subsequently allowed the license fees as a deductible expenditure. Subsequently the Income Tax Department had moved this decision to the High Court of Judicature at Bombay (“High Court”) contesting the allowance of this expenditure. However no further intimation has been received from the High Court in this regard. As of March 31, 2006, the possible income tax liability including interest on disallowances of license fees is approximately Rs. 1,400 million.

Subsequent to fiscal 1995, such expenditures on license fees are being allowed by the Income Tax Department as a deductible expenditure.

The Income Tax Department in India has disallowed certain tax holiday claims made by the Company. The Company has contested these disallowances in the Income Tax Appellate Tribunal. As of March 31, 2006, possible income tax liability including interest on disallowance of these claims is Rs.6,854 million.

The Income Tax Department has demanded income taxes on certain reimbursements made by the DoT. The Company has contested these demands in the Income Tax Appellate Tribunal. As of March 31, 2006, the income tax claim and interest was Rs.3,406 million.

Licence Fees

As of March 31, 2006, DoT had a claim against the Company for payment of additional ILD licence fees. The DoT’s claim is based on interpretation of certain terms of the license agreement resulting in disallowance/exclusion of certain items of revenues and costs. The Company has estimated the value of claim to be Rs. 3,200 million. The Company has filed a petition before the Telecom Disputes Settlement and Appellate Tribunal (TDSAT) against DoT’s claim. TDSAT has referred the matter back to TRAI, which has submitted its recommendations to TDSAT, in favor of DoT’s claim. The Company believes that the claims for additional ILD licence fees are not justified in law, and will vigorously dispute these claims.

31. Post Balance Sheet events

Dividend

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of VSNL India prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of fiscals 2005 and 2006, the amounts available for distribution, net of dividend tax, are Rs. 11,875 million and Rs. 13,906 million, respectively. Subsequent to March 31, 2006, the Board of Directors recommended a dividend of Rs. 4.5 per equity share, which has been approved by the shareholders in the Annual General Meeting held on September 13, 2006.

Acquisitions

On May 8, 2006, the Company signed a Share Purchase Agreement (SPA) to acquire Direct Internet Limited (DIL) and its wholly-owned subsidiary, Primus Telecommunications India Limited (PTIL) for a total purchase consideration of Rs. 942 millions (US$ 21 million). The acquisition was completed on June 23, 2006.

Short term borrowing

On May 2, 2006 and July 3, 2006, the Company obtained short-term bridge loans of Rs.9,786 million (US $ 220 million) at LIBOR plus 0.25% maturing in November 2006. The bridge loans obtained were utilized primarily to repay the short term debt of Rs. 8,030 million (US $ 180 million) obtained to finance the acquisition of TGN [Refer note 16].

Restructuring

Further to the acquisition of Teleglobe, the Company, on September 18, 2006, announced its plan to transfer 388 out of 669 positions of TGN and Teleglobe’s workforce to India. The off-shoring/ out-sourcing plan will impact finance, IT and network departments. The Company expects to incur significant severance costs, of which a large portion will be principally paid to Teleglobe employees.

Severance payments to Teleglobe employees will be recorded as assumed liabilities on the acquisition of Teleglobe. These amounts will increase the amount of goodwill and the Company will adjust the purchase price allocation accordingly in fiscal 2007.

All severance payments are expected to be fully paid by the end of fiscal 2008.

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

