Form 20-F
period 2007-03-31
VIDESH SANCHAR NIGAM LTD
filed 2007-10-01
CIK 1116134

As filed with the Securities and Exchange Commission on October 1, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2007

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

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

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Form 20-F, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Reference to “$” or “Dollars” or “US Dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are presented in Indian Rupees and are prepared in accordance with United States generally accepted accounting principles or US GAAP. In this Form 20-F, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. For the convenience of the reader, this Form 20-F contains translations of certain Indian Rupee amounts into US Dollars, which should not be construed as a representation that such Indian Rupee or US Dollar amounts referred to herein could have been, or could be, converted to US Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated, or at all. References to “Indian GAAP” are to Indian generally accepted accounting principles. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year. References to years not specified as being fiscal years are to calendar years.

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

EXCHANGE RATES

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rs.43.10 per $1.00 on March 30, 2007 for the conversion of Rupees into US Dollars. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

(CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

This Form 20-F contains “forward-looking statements” (as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934) and information as amended, that are based on our management’s current expectations, assumptions, estimates and projections about our Company and our industry and information currently available to us. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases and reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described in this document. These forward-looking statements include, among others, statements concerning:

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

These forward-looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

•	increase the volume of traffic on our network;

•	develop new products and services that meet customer demands and generate acceptable margins;

•	successfully complete commercial testing of new technology and information systems to support new products and services, including voice and data transmission services;

•	stabilize or reduce the rate of price compression on certain of our communications services;

•	integrate strategic acquisitions;

•	attract and retain qualified management and other personnel; and

•	meet all of the terms and conditions of our debt obligations and other contractual obligations.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that we make on related subjects in our additional filings with the Securities and Exchange Commission (“SEC”) should be considered. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under “Item 3. Key information—Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s perception and analysis only as of the date of this Form 20-F. In addition, readers should carefully review the other information in this Form 20-F and in the Company’s periodic reports and other documents filed with the SEC from time to time.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data have been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2005, 2006 and 2007 and the selected balance sheet data as of March 31, 2006 and 2007 are derived from our audited financial statements and related notes included in this Form 20-F, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm. Our selected income statement data for the fiscal year ended March 31, 2003 and 2004 and our selected balance sheet data as of March 31, 2003, 2004 and 2005 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2007 have been translated into US dollars for your convenience.

	Years ended March 31,
	2003		2004		2005		2006		2007		2007
	(millions of Rs.) (1)										(millions of US$) (1)
Income Statement Data
Operating revenue
Revenues from telecommunication services		45,341		32,248		32,448		45,456		85,977		1,995

Cost of revenues:
Network and transmission costs		26,044		19,375		18,167		23,589		51,445		1,194
License fees		4,037		2,735		2,815		2,003		1,087		25
Total cost of revenues		30,081		22,110		20,982		25,592		52,532		1,219
Other operating costs:
Depreciation		2,078		2,465		2,308		5,249		6,966		162
Other operating costs		3,998		5,000		6,263		13,714		23,037		534
Impairment loss on property, plant and equipment		—		6,709		—		—		—		—
Operating income / (loss)		9,184		(4,036)		2,895		901		3,442		80
Non-operating income (expense), net:
Gain on sale of investments		—		1,001		5,523		77		17		—
Interest income on income tax refunds		535		490		—		564		63		1
Interest income from banks and others		1,866		934		529		315		63		1
Interest expense		(33)		(5)		(1)		(382)		(1,380)		(31)
Other non-operating income, net		425		607		399		1,389		2,317		54
Total non-operating income (expense), net		2,793		3,027		6,450		1,963		1,080		25
Income / (loss) before income tax		11,977		(1,009)		9,345		2,864		4,522		105
Income tax (expense) / benefit		(4,390)		674		(2,575)		(1,932)		(2,807)		(65)
Dividend tax		—		(310)		(168)		(240)		(180)		(4)
Equity in net loss of equity method investees		(143)		(1,921)		(4,156)		(70)		(96)		(2)
Net income / (loss)		7,444		(2,566)		2,446		622		1,439		34
Basic Earnings/(Loss) per Equity Share	Rs.	26.12	Rs.	(9.00)	Rs.	8.58	Rs.	2.18	Rs.	5.05	US$	0.12
Weighted average number of Equity Shares outstanding(2)		285		285		285		285		285		285
Basic Earnings/(Loss) per ADS (where each ADS represents two Equity Shares)	Rs.	52.24	Rs.	(18.00)	Rs.	17.16	Rs.	4.36	Rs.	10.10	US$	0.24
Dividends per share	Rs.	12.50	Rs.	8.50	Rs.	4.50	Rs.	6.00	Rs.	4.50	US$	0.10
Other Financial Data
Net cash provided by operating activities		9,862		13,140		3,069		9,635		6,602		141
Net cash used in investing activities		(11,697)		(7,262)		(1,010)		(18,214)		(11,944)		(276)
Dividends		(3,563)		(2,423)		(1,283)		(1,710)		(1,283)		(30)
Net cash (used in)/provided by financing activities		(5,774)		(5,963)		(1,913)		12,612		3,806		87

	As at March 31,
	2003	2004	2005	2006	2007	2007
	(Millions of Rs.)					(Millions of US $)
Balance Sheet Data
Total assets	73,548	67,581	70,495	112,477	119,522	US$	2,773
Total debt	3,540	630	—	19,427	24,082		558
Accounts payable	6,222	6,722	8,744	19,956	18,152		421
Accrued expenses and other liabilities	7,041	8,210	8,509	20,928	24,980		580
Total liabilities	16,803	15,562	17,253	60,311	67,214		1,559
Total shareholders’ equity	56,745	52,019	53,242	52,166	52,308		1,213
Total liabilities and shareholders’ equity	73,548	67,581	70,495	112,477	119,522		2,773

Notes:

(1)	Except per share data.
(2)	In millions.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s equity shares (Equity Shares) on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depository Receipts (“ADS”) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depository of any cash dividends paid in Indian Rupees on the Equity Shares represented by the ADS.

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

Fiscal Year Ended March 31,	Period End		Average	High	Low
2007	Rs.	43.10	45.06	46.83	42.78
2006		44.48	44.21	46.26	43.05
2005		43.62	44.87	46.45	43.27
2004		43.40	45.78	47.46	43.40
2003		47.53	48.36	49.07	47.53

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High (Rs.)	Low (Rs.)
February 2007	44.21	43.87
March 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14
June 2007	40.90	40.27
July 2007	40.42	40.12
August 2007	41.15	40.25
September 2007	40.81	39.50

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This Form 20-F contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Form 20-F.

We, or our representatives, from time to time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation statements made or to be made in this Form 20-F, information contained in other filings with the SEC, press releases and other public documents or statements. In addition, our representatives, from time to time, participate in speeches and calls with market analysts, conferences with investors or potential investors in our securities and other meetings and conferences. Some of the information presented at these speeches, calls, meetings and conferences may include forward-looking statements. We use words like “expects,” “anticipates” or “believes” to identify forward-looking statements. We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the following discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements. We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Further, we undertake no obligation to update forward-looking statements after the date they are made to conform the statements to actual results or changes in our expectations.

RISK RELATED TO OUR COMPANY AND OUR INDUSTRY

Telecommunications Business

Reductions in telecommunications tariffs in India and in the prices that we charge for our communication services have had and are expected to continue to have an adverse effect on our results of operations and financial condition

Telecommunications tariffs in India have declined significantly in recent years, peak international call tariffs have declined from Rs. 48 per minute in 2002 to Rs.12 per minute as of 2007 as a result of deregulation of tariffs and increased competition. The Department of Telecom (“DoT”) also relaxed the license conditions for international long distance (ILD) and national long distance (NLD) services and reduced the entry fee for these businesses from Rs. 250 million and Rs. 1 billion respectively to Rs.25 million, effective January 1, 2006. Furthermore, the Telecom Regulatory Authority of India (“TRAI”) has reduced the access deficit charge (“ADC”) on incoming ILD calls from Rs.1.60 per minute in fiscal 2006 to Rs.1.00 per minute in fiscal 2007 and removed the per minute ADC of Rs.0.80 on outgoing ILD calls. In addition, it also continues to impose a requirement for telecom operators to pay to it ADC as a percentage revenue share which currently is 0.75% of the operator's adjusted gross revenue (“AGR”).

Wholesale voice revenues constituted 61.70% in 2007 of the Company’s total revenues. The decline in tariffs and the reduction of ADCs, while resulting in a traffic volume growth spurt, has materially and adversely affected the Company’s revenues and net income.

In addition, we expect to continue to experience decreasing prices for our communications services:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as a result of our current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and

•	as volume based pricing becomes more prevalent.

Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for our communications services decrease for whatever reason, then unless volume increases or we are able to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

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

There is an increase in the number of players offering various forms of data products and this sector is witnessing increased competition and reduced tariffs. Although, the Company has been a market leader in offering data products in India, there can be no assurance that the Company will be able to retain its market leader position and reduced tariffs will cause significant reduction in its revenues and thereby profits.

As a result of delays in the implementation of the new Carrier Access Code regime in India, we continue to depend on other telecommunications providers for access to end customers

All international calls we carry that either originate or terminate in India must pass through access telephone networks, which we do not own or control. Demand for our international outgoing telephony services will depend, to a significant degree, on the rates charged to end users in India, access to whom is controlled by competitors such as Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL), Bharti and Reliance.

The Government of India’s proposed Carrier Access Code (“CAC”) regime offers end customers the right to choose their NLD or ILD carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to a majority of the end customers. Because of their “Most Favoured Customer” arrangement with the Company, they used the Company as their preferred ILD carrier until February 2004. Since February 2004, we have been dependent on the implementation of the CAC regime to develop our own customer base for the outgoing international telephony market. There can be no assurances that the CAC will be implemented in the near future or that even if the CAC is implemented, end customers will choose the Company as their preferred ILD carrier.

The Company’s revenues from BSNL and MTNL, two of our larger customers, have declined significantly in recent years and may continue to do so. This is primarily the result of changes in government regulation which have increased competition in our businesses. Gross voice revenues from BSNL and MTNL collectively in fiscal 2007 was Rs. 3,846 million compared to Rs.4,500 million during fiscal 2005. After the termination of its ILD services monopoly and its “Most Favoured Customer” status in 2002 and February 2004 respectively, the Company has been competing with other ILD operators for BSNL and MTNL’s traffic. In the event BSNL and/or MTNL cease to route or reduce the volume of their international traffic through the Company or seek to further renegotiate rates, the amount of call traffic carried by the Company and the Company’s revenues and margins could be further adversely affected.

Furthermore, BSNL has been granted operating licenses for international telephony services by the Government of India and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL may use our infrastructure to route its ILD traffic. BSNL commenced utilizing our infrastructure under this arrangement during fiscal 2005. During fiscal 2007, BSNL also started exchanging traffic with international carriers directly on its submarine cable (Bharat Lanka Cable) through Colombo. There can be no assurance that BSNL will continue to route its ILD traffic through the Company in sufficient volumes or that the terms of the agreement will not be modified to the Company’s detriment. During fiscal 2005, our infrastructure sharing agreement with BSNL was renegotiated and renewed until March 2007 resulting in lower revenues for the Company. This agreement was further negotiated during this fiscal year resulting in lower margins for the Company.

We must obtain and maintain permits and rights-of-way to operate our network

If we are unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights needed to expand and operate our network, our business could be materially adversely affected. In addition, the cancellation or non-renewal of the franchises, permits or rights that are obtained could materially adversely affect us.

Competition in the Indian telecommunications sector is expected to intensify, further affecting our business adversely

The Indian telecommunications sector continues to be intensely competitive and we face competition in each of our lines of business. We expect further competition as the existing and new operators expand their operations and services, there is more industry consolidation and we enter new businesses. Our competitors in the ILD business have resorted to steep rate cuts that we have had to match to remain competitive affecting our traffic minutes, revenues and market share adversely. All fixed line, cellular and NLD operators in India have experienced increased competition in recent years. Faced with downward pressures on tariffs and revenues in their core businesses, these operators have demanded rate cuts from their ILD providers. BSNL, has already begun offering its own ILD services and other fixed line operators such as MTNL have said that they may start offering such services shortly. Some of the other telecom operators who offer fixed and wireless including mobile services are also NLD and ILD operators and carry not only their own traffic but also bid for traffic from other operators including BSNL and MTNL. In addition, with the government of India announcing relaxation of the licensing conditions and reduction of Entry Fees for International and Domestic Long Distance services from January 2006, more operators have started applying for licences and are likely to start operations and intensify competition further. Further, the Regulatory regime in India also permits negotiated rates for carriage of NLD calls. Many of the existing access providers are likely to acquire/have acquired NLD and / or ILD licences. This is likely to affect the addressable market of the Company resulting in drop in traffic volumes and revenues from NLD and ILD business. In some lines of our international businesses such as private leased circuits, end users are customers of foreign carriers and in case the foreign carriers decide to choose our competitors over us, we may lose revenues in those lines of business.

Further, the Government of India permitted the provision of Internet telephony by Internet Service Providers (“ISP”) in India with effect from April 1, 2002. Furthermore, an increasing number of international calls to and from India are being made through the Internet, and this number is likely to increase substantially. While the effect of Internet telephony has been minimal due to the low rates prevailing in the ILD market and the limited penetration of computers in India, competition from this sector could adversely affect the Company’s telephony revenues in the future.

We need to continue to increase the volume of traffic on our network or we will not generate profits

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network. This is particularly because since 2002, our revenue mix has changed significantly from a voice centric to a more diverse model in terms of both products and geographic reach. If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which would adversely affect our ability to become profitable. Further certain costs including costs related to repairs and maintenance can be of fixed nature and in the absence of revenues shall continue to adversely impact our profitability.

Illegal international telephony operators have adversely affected our call volumes

Our call volumes have been adversely affected by the international telephony services offered by illegal operators in India. These operators offer cheaper services since they do not pay Interconnect Usage Charges (“IUCs”) or ADCs or other regulatory payments including license fees and taxes. According to various market estimates these operators have captured around 20 percent of the incoming ILD traffic into India. The Company has suggested to the TRAI that the reduction of IUCs by phasing out or reducing the ADCs will ensure that illegal operators have no competitive advantage or arbitrage opportunities. While the ADCs have been reduced for international traffic terminating in India, there still exists an arbitrage of about Rs.1.00 per minute (being the current applicable ADC) for the illegal operators. Until the TRAI phases out the ADC component in the IUC and the Government of India implements strict measures to effectively prevent illegal telephony services, we expect our business to be adversely affected by illegal operators.

Telecommunications carriers that we do business with could suffer decreasing margins and financial distress, which may negatively impact our business

As an international telecommunications service provider, the Company does significant business with foreign carriers all over the world. Several telecommunications carriers have in the recent past suffered reduced profit margins as well as significant financial pressures. Some of these companies have been acquired by other U.S. or European companies and are undergoing restructuring of their businesses. If any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us. There can be no assurance that all the Company’s receivables can be collected or that the Company will not be adversely affected by the financial difficulties of other carriers.

International voice telecommunications services continue to see market price erosion and a decrease/slow growth in traffic volume from our traditional customer base, which may negatively impact our business

Market pricing for international wholesale voice telecommunications services continues to see annual declines between 5-10 percent. As pricing approaches the cost of transmission and far-end termination, the Company may experience lower per unit net revenue, which will adversely impact the net income earned from the international voice business.

In addition, while overall international voice traffic volumes are expected to continue to grow over the next 5 years, traffic growth will be driven by emerging wholesale customer segments. The Company’s traditional strength and market share in international voice telecommunications has been driven by traditional, incumbent carrier relationships (a segment that is expected to experience a decline in volumes). It is possible for the Company to maintain or marginally grow our current market share in each of the primary customer segments (Carrier, Mobile, ISP/Broadband/Web Telephony) but still experience overall market share decline because our growth rate could be slower than that of our competitors. Inability to meet industry growth estimates from each customer segment will adversely impact the net revenue and income of the international wholesale voice business.

Our Mobile Global Roaming business may decline due to changing technologies

Our wireless Mobile Global Roaming business provides roaming services for GSM, Integrated Dispatch Enhanced Network, or iDen, Universal Mobile Telecommunications System, or UMTS, and Enhanced Specialized Mobile Radio, or ESMR, networks around the world. However, it may be more difficult for us to provide roaming between other network standards, including networks based on third generation, or 3G, standards, because our service may not be able to work with such other standards to identify mobile subscribers’ locations and profiles. Within the last several years, some roaming providers have begun to use protocol gateways that translate data from disparate networks into a single common language that permits the provision of roaming service to a variety of network types. As roaming services independent of the core GSM/UTMS network specifications become more prevalent, demand for our services may reduce which would have a material adverse effect on our gross margins and financial performance.

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

Failure to complete development, testing and introduction of new services, including managed services, could affect our ability to compete in the industry

We continuously develop, test and introduce new communications services that are delivered over our network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors, and vendors meeting their obligations in a timely manner. In addition, our new service offerings, including new managed services, may not be widely accepted by our customers. If our new service offerings are not widely accepted by our customers, we may terminate those service offerings and be required to impair any assets or information technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services, including new managed services, in a timely manner, our business could be materially adversely affected.

Any serious damage to the undersea telecommunications cable systems utilized by the Company might adversely affect the Company’s traffic and thereby its revenues

A major part of the Company’s international traffic is routed through undersea cable systems landing in India and other parts of the world as well as through cable systems between different countries. These cables are prone to damage including cable cuts. Although such damage is normally not serious in nature and traffic can often be routed through the other remaining cable systems and satellites, serious damage could occur. Any serious damage to major cables could seriously disrupt traffic, leading to losses in revenue.

Internal Risks

Our growth may depend upon our successful integration of acquired businesses

The integration of acquired businesses, including those referenced immediately below, involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings, including through re-structuring activities;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations; and

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

Recent acquisitions include:

•	Tyco Global Network (“TGN”) for cash consideration of Rs.5,359 million plus acquisition costs of Rs. 785 million, in June 2005;

•	Tata Power Broadband Limited (now VSNL Broadband Limited) for a purchase consideration of Rs.2,021 million in October 2005;.

•	Teleglobe International Holdings Ltd. (“Teleglobe”) for cash consideration of Rs.7,924 million plus acquisition costs of Rs.316 million in February 2006; and

•	Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, Primus Telecommunications India Limited for a purchase consideration of Rs.945 million in June 2006.

We have also entered into a joint venture to provide telecommunications services in South Africa, which would require the Company to make significant investments. We may make further acquisitions or enter into other strategic partnerships to expand our access to customers, acquire new service offerings and/or enhance our technical capabilities.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services

If technology that is necessary for us to provide our services is held under patent by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and offering products and services incorporating the technology.

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

Impairment of our intellectual property rights could harm our business

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

We may be unable to hire and retain sufficient qualified personnel; the loss of any of our key executive officers could adversely affect our business

We believe that our success in the future will depend to a large extent on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. We expect to experience significant competition in attracting and retaining personnel who possess the skills that we are seeking. Our business is managed by a team of key executive officers and their immediate teams. Loss of any of these key executives could have a material adverse effect on our business. We have started to implement a major restructuring plan in the international operations to achieve synergies and to improve the financial performance of these operations. In the event these plans are not successfully implemented due to internal or external reasons, it could have a material adverse effect on our business and financial performance.

Our profitability may be adversely affected if we become the victim of fraud or theft of services

The industry in which we operate has incurred losses in the last several years due to fraud. Unauthorized transactions or theft of our services could reduce our profitability substantially. Although we have implemented various measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic Indian telecommunications markets. We endeavor to manage these theft and fraud risks through our internal controls and our monitoring systems. We believe that our risk management practices will be adequate but there is no guarantee that we may succeed in effectively controlling fraud.

Our business may be adversely affected if we cannot fulfill our commitments on significant contracts

We have undertaken a number of complex and large contracts with certain of our wholesale voice and enterprise and carrier data customers. If we fail to execute these contracts on time, it may result in reduction in our future revenues and in turn our profitability. Further, failure to meet our commitments under these contracts would result in damage to our reputation. Our five largest customers collectively accounted for 20 percent of our revenues in fiscal 2007.

We operate in an industry which is largely dependent on the decision and actions of our customers and there are various factors outside our control which may lead to termination of contracts. If due to any reason, we lose any of our major customers or they terminate the agreement entered into with the Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

Regulatory/Contingent Liabilities Risks

Our profitability may be adversely affected if the decisions in respect of “revenue share” disputes are upheld against the Company

The Company, in accordance with the terms of its license, has to pay a certain percentage of its AGR to the telecom licensor in India. The Company has disputed the definition of AGR and the matters are at various stages of dispute as per the dispute resolution process prevailing in the Indian telecom regulatory environment. In the event these matters are upheld against us, the Company’s profitability may be materially impacted, which may lead to significant cash outflow towards such “revenue share” payments to the telecom licensor in addition to punitive action as per license terms.

If certain tax claims by the Indian tax authorities are upheld, our financial condition would be adversely impacted

The Company is subject to the following major tax claims in India:

•

License Fees: The Company’s claims of license fees in fiscal 1994 to fiscal 1998 as deductible expenditure have been disputed by the Income Tax Department. However, the Company has received favorable decisions in respect of all these claims. We have not been advised by the Income Tax Appellate Tribunal (ITAT) of any appeal that may have been filed by the Income Tax Department. However, in the case of fiscal 1995, wherein the allowance of this expenditure by the ITAT has been challenged by the Income Tax Department in the High court of Judicature at Bombay (High court) which is pending disposal. If the decision is given against the company by the High court, the negative impact on the company would be approximately Rs. 1,400 million (US$ 32.48 million)

•

Tax Benefit claims: The Indian tax authorities have disallowed tax benefits claimed by the Company in fiscal 1996 to fiscal 2004 with respect to a certain portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications, in particular, that it is entitled to a tax holiday under certain regulations. Tax authorities in respect of eight out of the nine fiscal years have disallowed the claims of the Company which have been appealed by the Company before ITAT. ITAT rejected the claim made by the Company for fiscal 1996 and the Company is currently in the process of filing an appeal before the next jurisdictional authority i.e. High Court. The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of the tax benefit of Rs. 105 Million (US$ 2.41 million), excluding interest. A decision in respect of the balance one fiscal year is pending before tax authorities. If all of the claims appealed are decided against the Company, the aggregate negative impact on the Company would be approximately Rs. 5,374 million (US$ 123.40 million).

•

Tax on Reimbursements: Certain reimbursements received from the Government of India during fiscal 1994 were not offered for taxation and the Indian tax authorities levied taxes (inclusive of interest but excluding penalties) of Rs.3,302 million (US$ 75.82 million) which the Company paid under protest. The Company’s appeal has been dismissed by the first appellate authority. The Company has appealed to the ITAT. If the appeal is unsuccessful, the Company would be negatively impacted by that amount.

•

Levy of penalty: On account of disallowances of various claims / expenses in fiscal 2000, 2001 and 2002, a penalty aggregating Rs. 6,830 million (US $156.83 million) has been levied by the Indian tax authorities which has been contested by the Company. If the decision is not made in favour of the Company, there would be a negative impact on the Company to the tune of Rs. 6,830 million (US $156.83 million).

We may not receive additional compensation from the Government of India for the early termination of our monopoly in international telephony services

The Government of India allowed private operators to start offering ILD services from April 1, 2002, thereby terminating the Company’s exclusivity in offering such services two years ahead of schedule, and compensated the Company with a package of benefits. The Government of India had given assurance prior to the disinvestment of the Company that it would consider additional compensation if found necessary following a detailed review, when undertaken. However, prior to disinvestment of the Company in February 2002, the Government granted a dispensation as full and final settlement of every sort of claim against the early termination of the Company’s ILD monopoly. The Company has been pursuing the Government of India to consider providing it with additional compensation. Since legalities warranted the filing of a complaint with the High Court within the stipulated time to ensure that the claim is not barred by limitation, VSNL has filed a claim in the High Court for such additional compensation. There can be no assurance that the claim will be successful and the Company will receive compensation from the Government of India, or if the Company does receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the Government of India, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders

The Company and its businesses are subject to extensive regulation and supervision by the Government of India and its departments, including the DoT, which issues and implements the telecommunications licenses under the Indian Telegraph Act and the TRAI which, among other things, sets the terms and conditions which telecommunications operators are required to follow in their activities. The Company operates substantially all of the ILD services it provides in India, including basic international telephony services to and from India, pursuant to a new license agreement with the Government of India that is valid until March 31, 2022. The Company also holds an NLD license and an ISP license. The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on the Company’s business and prospects. The DoT as the licensor is empowered to revoke the license granted by it for any breach of the license conditions. The Company must also annually obtain various radio spectrum operating license from the Wireless Planning and Co-ordination Wing of the Ministry of Communications (WPC). Although it expects to obtain such renewals, the non-renewal or modification of these or any of its licenses, or punitive action by the Government of India for continuing these services without renewal of the license, could adversely affect the Company and result in lost revenues.

TRAI’s clearance is required for all the Company’s new initiatives on issues of pricing or the launch of new products. Failure to follow the TRAI directives may lead to the imposition of fines and other punitive actions. Any disputes between the Company and the Government of India (as the licensor) regarding the terms of the Company’s telecommunications licenses, as well as any dispute between the Company and the other service providers in India, is required to be adjudicated by the Telecom Disputes Settlement Appellate Tribunal (“TDSAT”). Failure to follow the TRAI directives or TDSAT orders may lead to the imposition of fines and/or other punitive actions. Accordingly, Government regulation and supervision could require us to enter into transactions or conduct our business in a manner that is not in the best interests of our shareholders.

Regulatory decisions and changes in the regulatory environment in the jurisdictions in which we do business could adversely affect our business

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

Financial Risk

We have incurred substantial debt which could adversely affect us.

The Company incurred substantial debt in fiscal 2007 primarily to finance its acquisitions. As of March 31, 2007, the outstanding principal amount of our indebtedness was approximately Rs. 24,082 million (US$558.75 million). We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our existing indebtedness, which would increase our total debt.

The significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing;

•

instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness. In particular, if we are unable to implement our business plans in respect of the acquisitions financed by our indebtedness, we may be in breach of the repayment schedules as well as covenants in certain of our debt agreements;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures, and dividends that could improve our competitive position or results of operations;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavourable terms, to meet payment obligations;

•	compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and

•

the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favourable position to access additional capital resources.

Termination of relationships with key suppliers could cause delay and costs

We are dependent on key third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into our network. We are also dependent on key suppliers who maintain our extensive cable assets (not restricted to undersea cable assets) for repairs and maintenance of these various forms of cable systems. If any of these relationships is terminated or a key supplier fails to provide reliable services or equipment, we might be unable to reach suitable alternative arrangements quickly and consequently could experience significant additional costs. If that happens, it could have a material adverse effect on our financial condition and operation.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may be subject to liquidity and execution risk and, if not offset by additional revenue, might adversely affect our financial condition and operating results

We have made, and might in the future make, substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. These investments could require significant capital expenditures. The Company expended approximately Rs.10,091 million (US$234.13 million) towards capital expenditure in fiscal 2007 and we expect our capital expenditure in fiscal 2008 to be approximately Rs. 39,870 million (US$925.06 million) If this capital is not available when needed or if it is available on terms that are not attractive, our business will be adversely affected. In particular, recent uncertainty in the international credit markets, including developments related to concerns about the United States sub-prime mortgage market, may adversely affect our ability to obtain financing.

Increasing competition, offering new services such as our proposed cable projects, improving the capabilities or reducing the maintenance costs of our equipment or cost overruns or delays in our projects may cause our capital expenditures to increase in the future. Furthermore, telecommunications technology evolves rapidly and there can be no assurance that any investments in new technology will have a positive impact on the Company’s financial results nor that the Company’s capital expenditures in such projects will be offset by adequate additional revenue or margins.

Litigation could be harmful and costly to our business

We are defending material litigation described in Item 8 –“Legal Proceedings”. Regardless of the outcome, we will incur substantial legal costs. In addition, this type of litigation may strain our resources and divert management attention, causing our business to suffer. Further, any adverse outcomes in such lawsuits could materially adversely affect our financial condition or operating results.

Absence of a robust Business Continuity Plan could affect our business adversely

The Company’s operations are dependent on various information technology (IT) systems and applications which may not be adequately supported by a robust business continuity plan. Absence of a robust Business Continuity Plan can seriously impact our business in the event of a disaster of any nature.

We may not be able to continue to comply with corporate governance regulations applicable to us as a public company, including the Sarbanes Oxley Act, 2002 and we could also be adversely impacted due to higher costs of compliance

We are subject to various accounting, corporate governance and public disclosure regulations as a public company in the United States and India. We may not always be able to meet such requirements, and we also face increasing costs related to such compliance. Among other factors, because we have made significant acquisitions and because of changes in our services and business as a result of technological, regulatory and competitive changes and delays in implementation of new information technology systems, we may face difficulties and increased costs in sustaining such compliance.

In particular, our efforts to comply with the requirements of Section 404 of the Sarbanes Oxley Act, 2002 relating to the evaluation of our internal control over financial reporting, have resulted in increased compliance costs. As set forth elsewhere in this Annual Report on Form 20-F, our management has concluded that our internal control over financial reporting was effective as of March 31, 2007. Our auditors will be required to deliver an attestation concerning our report on internal control over financial reporting commencing with our Annual Report on Form 20-F for the fiscal year ending March 31, 2008. There is no assurance that our management, or our auditors, will conclude our financial reporting is effective in any future period.

In connection with the audit of the statutory financial statements in India, our independent auditors of our Indian GAAP financial statements in an annexure to their report thereon, noted that our internal controls for rendering of certain enterprise data services needed to be strengthened. We are in the process of implementing remedial actions towards strengthening such internal controls. The auditor’s report on our Indian GAAP financial statements including the annexure thereto forms part of our Indian annual report which is available on our website www.vsnl.com.

Any failure to maintain effective control over financial reporting could result in adverse consequences such as errors or misstatements in our financial reporting or fraud. A failure to comply with the requirements of Section 404 of the Sarbanes Oxley, 2002, or of other corporate governance or similar regulations could result in investigations or sanctions by regulatory authorities, among other things. Any such consequences could have a material adverse effect on our financial condition, results of operations and on the trading price of our securities.

Country Risks

The Company’s business may be adversely affected by any slowdown in economic growth in India, the United States or other countries where the Company does business or by a slowdown in the growth of the IT sector

The growth of telecommunications traffic is related to general economic growth and slowdowns in the Indian economy could result in slower growth rates in telecommunications traffic in India. A significant part of the Company’s revenues are derived from calls originating in India and the United States. During the year ended March 2007, approximately 27.70 percent and 21.77 percent of the Company’s operating revenues were from India and the United States, respectively. Slowdowns in the US economy, as well as in other countries where the Company does significant business, may negatively affect our business. The IT sector is a major contributor to the telephony and leased channel revenues of the Company and therefore the Company’s revenues might be adversely affected by slowdowns in the IT sector.

A substantial portion of Company’s assets are located in India and the outstanding shares are listed on the Indian stock exchanges. Accordingly, the Company’s performance, the market price and liquidity of the shares and of the ADS may be affected by changes in exchange rates and controls, interest rates, government policy and taxation and other political, economic or social developments in or affecting India

Since 1991, successive governments in India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including the Company.

India held elections for a new Government in April-May 2004 and the Government changed for the sixth time since 1996. Since no party won a majority of the seats in the Lok Sabha (the lower house of Parliament) in the elections, the present Government is made up of a multiparty coalition. There can be no assurance that the Government, which is presently supported by other political allies, will continue to receive such support. The next general elections are due to be held in 2009. Political instability could delay the reforms of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our shares and ADS.

While the Government of India has pledged to go ahead with its reforms, given the dynamics of coalition politics, there can be no assurance that all the previous Government’s reform policies will be carried forward. Although we believe that economic liberalization will continue in the future, there is no assurance that this will be so.

Terrorist attacks and other acts of violence or war involving India, the United States and other countries could adversely affect the financial markets and the Company’s business

Terrorist attacks, such as the ones that occurred in U.S. and India in 2001 and in Mumbai, India in 2003 and 2006 and other acts of violence or war may negatively affect the Indian markets where the Company’s Equity Shares trade and also adversely affect the world-wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company’s business. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

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

Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international and/or Indian financial markets or economic conditions or on Indian Government policy, thereby disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse impact on the Company’s business, or the market price for the Company’s Equity Shares and the ADSs.

Conditions in the Indian securities market may affect the price or liquidity of the shares and the ADSs

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

The Indian stock exchanges have experienced trading interruptions in the past on account of regulatory interventions as well as operational issues. If these interruptions were to recur, it could affect the market price and liquidity of the securities of Indian companies, including the Equity Shares and ADSs, in both domestic and international markets. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they do, it could affect the market price and liquidity of the Shares and the ADSs.

The Company and you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion rates between the Indian rupee and foreign currencies

Fluctuations in the exchange rate between the Rupee and the Dollar will affect, among other things, the Dollar equivalents of the price of the Equity Shares in Rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of Equity Shares in India.

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

You may not be able to enforce a judgment of a foreign court against the Company

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

Dealings with telecom service providers in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and/or investor(s) in the U.S. and/or other countries to circumvent doing business with us

The United States, and from time to time other countries, have laws that may prohibit or restrict their citizens from engaging in business in certain countries, or that otherwise impose economic sanctions on such countries. International bodies such as the United Nations may also impose sanctions on certain countries from time to time. The United States currently has laws that prohibit or restrict its citizens from doing business in Cuba, Iran, the Sudan and Syria.

As a major provider of international telecommunications services to customers in India, the Company enters into interconnection agreements with communications providers around the world. The Company has entered into agreements with providers located in certain of such countries, and entered into arrangements to facilitate the carrying of telecommunications traffic to and from such countries, and it may do so in the future. The Company does not believe that its business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative terms. The Company also believes that the business activities are qualitatively immaterial in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value. Specifically, the Company believes that such activities are immaterial because they represent the ordinary arrangements that any global provider of telecommunications services would have with providers all over the world. Indeed, as the exclusive provider of ILD traffic until 2002, unless so ordered to do so by law, it would have been inappropriate for the Company to refuse to accept traffic from particular countries, or refuse to carry traffic to particular countries. The Company believes the loss of its monopoly status does not affect the fact that it should continue to provide services globally.

It is possible that in the future sanctions of this type imposed by the United States or others could adversely affect our ability to do business or the ability of investors to hold our securities.

Promotors/Shareholders Risks

The Company is substantially owned by some of the Tata companies and the Government of India, who have significant rights in relation to the election of the Company’s board of directors (“Board of Directors”) and may have interests which conflict with those of our other shareholders including holders of our ADSs.

As of March 31, 2007, Panatone Finvest Limited, a company wholly owned by some of the Tata companies, owns approximately 40.70 percent, and the Government of India owns approximately 26.12 percent, of our total outstanding equity. Two other Tata companies own approximately 9.41 percent of our total outstanding equity. Panatone Finvest Limited and the Government are parties to a Shareholders’ Agreement pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the board of directors. As of September 15, 2007, our Board of Directors consisted of twelve members, six of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government of India. There were four independent directors on the board as per the provisions of the Shareholders’ Agreement. As a result of their equity holdings and the Shareholders’ Agreement, Panatone Finvest Limited and the Government of India together have significant control over the matters coming up for consideration at the meetings of the Board and of the shareholders of the Company and they acting together at the meetings have the power to elect the directors and control all matters submitted to shareholders. There can be no assurance that the interests of Panatone Finvest Limited and/or the Government of India would be the same and their respective interests could differ from the interests of our other shareholders, including the holders of ADSs.

The Company may face potential conflicts of interest relating to its principal shareholder, the Tata companies

The Tata companies have diverse business activities and interests, and some of its affiliates could engage in activities, or seek opportunities, that are or could be in competition with the activities or interests of the Company. The Tata companies have interests in other companies in the telecommunications sector, such as Tata Teleservices Limited. The Tata companies and Panatone Finvest Limited have agreed in a Shareholders’ Agreement to act in the best interests of the Company in the event that they become engaged in activities in competition with the Company. However, any conflicts of interest between these Tata companies and/or Panatone Finvest Limited and the Company could adversely affect the Company’s business. Furthermore, the Company may loose significant amount of business which it is generating from Tata Teleservices Limited, a major contributor to the Company’s NLD business.

Disagreements between the Tata companies and the Government of India concerning activities of the Company could result in a deadlock, which could adversely affect the Company’s business.

Panatone Finvest Limited and the Government of India have agreed in the Shareholders’ Agreement that the Company shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include any change in the Memorandum of Association and Articles of Association, the granting of any security or incurring of indebtedness in excess of the net worth of the Company, winding-up the Company, the making of loans in excess of Rs.500 million other than in the ordinary course of business, the sale or lease of any fixed assets acquired prior to privatization and the entering into of an amalgamation, merger, or consolidation. Panatone Finvest Limited and the Government of India have also agreed not to transfer their shares in the Company without giving the other certain rights of first refusal and tag along rights. In the event that Panatone Finvest Limited and the Government of India fail to agree on any such matter, their disagreement could result in the Company not taking action or not taking advantage of a potential opportunity, which could in turn adversely affect the Company’s business or the value of the Company’s ADSs or Equity Shares.

The demerger of surplus land held by the Company may not be completed on satisfactory terms.

Under the terms of the Shareholders’ Agreement, Panatone Finvest Limited agreed that the Company would demerge certain lands that the Company owns in Pune, Kolkata, New Delhi and Chennai, India into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the Government are currently discussing various options in connection with the demerger or sale of the land. Until such time as the demerger takes place, the lands are under the possession and upkeep of the Company.

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

Risk related to the ADSs

Sales of our Equity Shares may adversely affect the prices of our equity shares and ADSs

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

Holders of ADSs have no voting rights

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

There is a limited market for the ADSs

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (21 percent of our issued and outstanding Equity Shares) as of March 31, 2002 to approximately 17 million (6 percent of our issued and outstanding Equity Shares) as of March 31, 2007. This may affect the liquidity of the market for the Company’s ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Company’s Equity Shares to trade at a discount or premium relative to the market price of its ADSs

Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market be permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADSs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government and also registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Company’s Equity Shares to trade at a discount or premium to its ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentage prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourth of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to prepare and file such a registration statement and our decision on whether to do so will depend on the costs and potential benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs.

There can be no assurance as to the value, if any, that the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

Videsh Sanchar Nigam Limited was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government of India until 1992. During 1997 and 1999, the Government sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”). These GDRs were converted into ADRs upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

Following a competitive bidding process, in February 2002 the Government of India selected Panatone Finvest Limited, a company owned by the Tata companies, as the strategic partner for the sale of the Government of india’s 71,250,000 equity shares representing 25 percent of the outstanding voting capital of the Company. As a result, a shareholders’ agreement was entered into between the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited (“Shareholders’ Agreement”). The Government of India also simultaneously divested approximately 1.85 percent of the outstanding shares of the Company to its employees. A share purchase agreement giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002 (the “Share Purchase Agreement”). In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the equity shares from other shareholders of the Company. Other Tata companies have since made open market purchases and sales of the Company’s Equity Shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2007, was approximately 50.11 percent and the Government of India’s shareholding was approximately 26.12 percent.

Pursuant to a notice of early termination by the Government of India, the Company, which had been the exclusive provider of public international telecommunications services in India, had its monopoly terminated on March 31, 2002. With effect from April 2002, the Government of India licensed new operators to provide international telephone services, who now compete with the Company, in India.

In March 2004, the Company acquired the narrowband and broadband businesses of Dishnet’s ISP division for a consideration of Rs.2,700 million, in a bid to strengthen and consolidate its presence in the Internet and Broadband business in India. The acquisition gave the Company access to a sizable number of customers in both dial-up and broadband services and presence across 38 cities and 200 towns within India.

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator (Neotel). The Company through a wholly owned special purpose vehicle incorporated in

Singapore owns 43.16 percent as on March 31, 2007 in SEPCO (Proprietary) Limited (SEPCO), a company incorporated in South Africa and SEPCO in turn owns 51 percent in Neotel. The other equity partners are the state-owned Eskom Holdings Limited and Transnet Limited (15 percent each), Nexus (19 percent) and two private consortia. This new venture launched the Neotel brand on August 31, 2006 and started Neotel’s first telecommunications services to the wholesale telecommunications market. Neotel has also launched its IP transit services – essentially wholesale international Internet connectivity for local ISPs.

On July 1, 2005, the Company completed its acquisition of TGN’s approximately 65,000 km undersea cable network across North America, Europe and Asia including a number of TGN’s employees, customers and commercial contracts for a cash consideration of Rs.5,359 million plus acquisition costs of Rs.785 million. TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into direct and indirect wholly-owned subsidiaries of the Company on the date of acquisition.

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly known as Tata Power Broadband Limited), a 100 percent subsidiary of Tata Power Company Limited (TPC), for a total consideration of Rs.2,021 million. VBL has approximately 650 km of fiber running through Mumbai, India and approximately 150 km of fiber running through Pune, India.

On February 13, 2006, the Company completed its acquisition of Teleglobe for a cash consideration of Rs.7,924 million plus acquisition cost of Rs.316 million. Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services. Teleglobe operates global telecommunication networks, has ownership interests in subsea and terrestrial cable systems and enables Internet connectivity through the use of satellites.

On February 28, 2006, the Company purchased the ISP business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million plus acquisition costs of Rs. 1 million. The purpose of the acquisition was to strengthen the last mile access for the Company’s Internet Broadband services.

On May 8, 2006, the Company signed a share purchase agreement to acquire DIL and its wholly-owned subsidiary, Primus Telecommunications India Limited now known as VSNL Internet Services Limited for a total consideration of Rs. 945 million. The acquisition was completed on June 23, 2006.

The Company’s Internet website address is http://www.vsnl.com. Information on the Company’s website is not incorporated into this document. The Company’s registered office is at Mahatma Gandhi Road, Mumbai 400 001, India (and its telephone number is +91-22-6657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, New York 10022.

Business Overview

The Company, through itself and its operating subsidiaries, is primarily engaged in the communications solutions business globally. The Company is a facilities based provider of a broad range of integrated communications services categorized by the following lines of business: Wholesale Voice, Enterprise and Carrier Data and Others.

The Company currently operates four international switching and transmission facilities for voice as well as integrated services digital network (“ISDN”) services at four gateways in Mumbai, Delhi, Chennai and Ernakulam, which route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links.

The Company continues to derive a substantial portion of its revenue from telecommunications carriers including for the delivery of international calls to over 240 countries (greater than 1,000 destinations), including India. The Company shares these revenues with respective carriers / access providers in the destination country. The sharing of such revenues is pursuant to the terms of interconnect agreements and commercial terms agreed from time to time with the relevant carriers / access providers. The following is a breakdown of the Company’s revenues in terms of the location:

Year ended March 31, 2005	(Rs. Million)
India	18,949
United States of America	3,343
United Arab Emirates	2,634
Rest of the world	7,522

Total	32,448

Year ended March 31, 2006	(Rs. Million)
India	21,134
United States of America	7,214
United Kingdom	3,459
United Arab Emirates	2,606
Rest of the world	11,043

Total	45,456

Year ended March 31, 2007	(Rs. Million)	(US$ Million)
India	23,820	553
United States of America	18,714	434
United Kingdom	7,296	169
Canada	4,307	100
Rest of the world	31,840	739

Total	85,977	1,995

Today, however, the Company is a leading global communications company offering voice, data and value-added services to leading enterprises, carriers and retail consumers. The Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. The Company’s customer base includes approximately 1,500 global carriers, 450 mobile operators, 10,000 enterprises, 500,000 broadband and internet subscribers and 300 Wi-Fi public hotspots. The Company’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, data centre, co-location, managed network, hosting, managed storage, mobile signaling and other IP services.

The following is a break-down of the Company’s revenues in terms of its major lines of business i.e. Wholesale Voice, Enterprise and Carrier Data and Others:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Wholesale Voice	Rs.	16,026	Rs.	22,333	Rs.	53,047	US$	1,231
Enterprise and Carrier Data	Rs.	11,156	Rs.	14,641	Rs.	19,550	US$	454
Other	Rs.	5,266	Rs.	8,482	Rs.	13,380	US$	310

Total	Rs.	32,448	Rs.	45,456	Rs.	85,977	US$	1,995

Business Strategy

The Company’s objectives are to be a leader in all its focus markets, deliver sales growth and improve profitability. Towards these objectives, the Company plans to enhance its customer experience through world-class processes and systems, diversifying its products and offering specialized, managed services to enterprise customers, take advantage of emerging new technologies, and exploring further growth opportunities, both organic and inorganic, in India.

The Company intends to implement this strategy as follows:

Enhancing Customer Experience

The Company intends to enhance its processes and systems in order to provide its customers a superior and differentiated experience. The Company is working on benchmarking its service levels to global standards, and continues to upgrade its internal processes, including its IT systems for customer relationship management, billing and integrated network management. This is being achieved through both the implementation of new systems and processes as well as training and staff enhancement for relevant employees.

Ownership in submarine cables

The Company intends to strengthen its ability to deliver international connectivity, as required by the majority of its product set, via submarine cables. The Company has made and intends to make direct investments in submarine cable projects on all major routes. By building upon its current cable network the Company will be able offer its carrier and enterprise customers increased connectivity capabilities and additional service diversity, and maintain the Company’s position as a leader in the field of designing, implementing and operating submarine cable systems.

Diversifying its range of data service offerings

The Company intends to strengthen its position in the market for data and value added services, by offering new services such as Managed Hosting and Storage, Managed Messaging and Direct Global Ethernet and enhancing its position in network services such as Internet leased lines, MPLS Virtual Private Networks and co-location. The Company has already introduced new products and services catering to the needs of corporate customers such as corporate Internet telephony, bandwidth on demand and hosted contact center.

Growing its retail offerings in India

The Company has integrated its retail consumer offerings under a single package, offering services such as Internet access, net telephony and broadband to its customers. The Company offers pre-paid and post-paid DSL and Ethernet-based Broadband connections and has invested in public Internet access through its Wi-Fi hotspots and cybercafés. The Company also offers a wide range of content and application services to its subscribers. The Company has recently commenced its roll-out of Wireless Broadband Access network which should help overcome the last mile access problems. Triple-play Broadband with an integrated offering of voice, data and content services is a major thrust area and the Company intends to have a significant and large-volume presence in this segment.

Maintaining leadership and profitability in wholesale voice services

The Company continues to modify its Wholesale Voice Business to maximize competitiveness in light of industry changes. The international wholesale voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to Mobile, Web Telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session (with interactive devices such as Smartphones). In the traditional voice transport market, there is an increased emphasis on automation of processes to improve overall productivity and reduce total cost of ownership. As the industry continues to consolidate, wholesale traffic is expected to grow – with a renewed focus on customer support and quality of service – since customers are either streamlining their number of interconnects (in the case of carriers) or are somewhat new to international voice traffic routing (such as through Mobile, Web Telephony and ISP/Broadband operators). The Company is focused on continued automation of much of its transactional systems and processes to better support the wholesale business, developing services that meet requirements from newly emerging retail segments, and re-structuring the organization to better penetrate those segments expected to experience the highest growth rate in the next five years (Mobile, Web Telephony, ISP/Broadband operators).

Leveraging its expertise through overseas expansion, greenfield ventures and acquisitions

The Company believes that geographic diversification is important to achieve improved revenues and profits. As discussed elsewhere in this Form 20-F, the Company has entered the South African market as a strategic partner to Neotel, South Africa’s second national operator, through a joint venture. The Company continues to evaluate markets, both developed and emerging, where it can enhance its presence, through green-field ventures, partnerships and acquisitions.

Achieving synergies with other Tata companies

The Company believes that its strengths complement those of other Tata companies. Achieving synergies with other Tata companies would enable the Company to access the former’s existing subscriber bases and have the opportunity to share their infrastructure. The Company’s investment in Tata Teleservices (“TTSL”) to provide the Company with access to TTSL’s end customers’ long distance traffic is a step towards achieving such synergies. The Company also created a common marketing platform, called the Tata Indicom Enterprise Business Unit (“TIEBU”) with other Tata telecommunications companies. TIEBU provides sales and marketing coverage to nearly 1,000 large corporate accounts based on the needs of their respective industries, and offers integrated voice and data solutions. The Company also partners with Tata Consultancy Services , a leading IT services company, to provide customers (both enterprise and carriers) a broad range of end-to-end IT and telecom solutions.

Implementation of “Best Practices” Business Models and Quality Systems

The Tata Business Excellence Model (TBEM) framework lays down best practices for Tata companies aims to nurture the core values and concepts embodied in various focal areas such as leadership, strategic planning and customer service, and translate these into business excellence. The Company uses and intends to continue to use the TBEM as a framework to match industry and global best-practice benchmarks in these areas. Today, the Company has deployed this initiative throughout its Indian operations, and is in the process of rolling out the same in North America and other parts of the world.

Implementation of “Enterprise-wide Risk Management” Framework

In the previous financial year, the Company initiated an exercise of establishing an Enterprise-wide Risk Management Framework to take advantage of opportunities and optimally manage risks as well as to comply with Clause 49 of the Listing Agreement entered into with the Indian Stock Exchanges. In line with the Company’s commitment to deliver sustainable value, this Risk Management Framework aims to provide an integrated and organized approach for evaluating and managing risks. During the current financial year, risk identification process for the Company’s Indian operations was completed. Due to change in the business environment, globalization and integration of processes within the Company, a similar exercise is planned for the Company’s operations outside of India. Once this is completed, an integrated Enterprise-wide risk management framework will be implemented within the Company.

Principal Activities

Wholesale Voice Business

The Company’s acquisition of Teleglobe has made it the leading wholesale voice provider in the world, with 11 percent market share (according to independent reports). The Company now owns and operates one of the largest international networks with coverage to more than 240 countries and territories, as well as maintaining over 415 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice Business and the Company maintains market leadership in terms of the volume of inbound termination of calls to India. In 2006-07, the Company carried 16 billion minutes of international wholesale voice traffic on an annualized basis. In addition to the Company’s leadership position in wholesale voice termination, the Company is the worldwide leader in wholesale inbound services (toll-free, Home Country Direct (“HCD”) and local number services) as well as being a leading provider for other value-added services worldwide, such as ISDN, Audiotext, Operator and Managed Calling Cards solution.

Our portfolio of Wholesale Voice services is comprised of several product lines:

•

International Switched Transit Service. The Company’s International Switched Transit (IST) is a product that provides carriers with global reach beyond their own network by offering access to countries where no direct connectivity may be available or where alternative or overflow routing is needed. IST traffic originates and terminates outside of the Company’s domestic network. Once switched to the Company’s facilities, it is transported to specified destination correspondents via bilateral facilities. The Company provides termination to more than 90 countries via both fiber and satellite. The calling party is billed by the originating carrier, who pays a transit fee to the Company, and a settlement charge to the destination carrier for each minute of traffic sent.

•

Virtual Transit Services (VTS, VTS Economy, VTS Prime). The Company’s Virtual Transit Service (VTS), is intended for international carriers’ voice traffic. VTS offers customers an “instant voice network” and affords local telephone companies, interexchange carriers and global telecom carriers the opportunity to purchase network capacity quickly and cost effectively. VTS provides a good quality voice call completion service consistently to anywhere in the world at competitive prices. The VTS Economy service provides an aggressively-priced voice call completion service for wholesale customers that manage many suppliers and have sophisticated routing capabilities. The Company’s premium or VTS Prime Service gives customers access to the highest quality routes on the Company’s network with assured Caller Line Identification, allowing its customers to offer Caller ID services.

•

Wholesale Inbound Services (Toll-Free, Local Number Services, HCD). The Company’s International Toll Free Service (ITFS), is a fully automated, caller-dialled service option, which allows users to receive toll-free calls from over 85 countries globally. These calls can be terminated to the Company’s customers at any location in the world. ITFS features include automatic number identification, Caller Line Identification and calling number delivery and originating line information. . In addition, the Company offers ITFS including Service Access Codes with an extensive international toll-free service reach (to over 75 countries) that would be expected from regular ITFS (but with higher speed to market).

•

Universal International Free Phone Service. Sometimes referred to as a “Universal 800” or “Global 800” number, the Company’s Universal International Free-Phone Service is an option included in its standard ITFS service that allows a customer to request a single international 800 number. The number can be used to receive calls from multiple selected countries and remains the same throughout the world regardless of the country or telecommunication carrier. This service is available in over 45 participating countries.

•

Local Number Service. The Company’s Local Number Service provides local-access Direct Inbound Dialed numbers worldwide, which is complementary to its International Toll Free Services. It is a flexible and cost-effective solution for users that need to appear as a local player.

•

Home Country Direct: The Company’s HCD service is a bilateral service where toll free numbers are granted from selected countries in order for customers travelling abroad to call their home country. Specifically, Canada Direct service is a service available to Canadians travelling abroad, to call Canada. It is available from 114 countries.

•	Wholesale Value-Added Services The Company’s wholesale value added services products (ISDN, Audiotext, Operator and Managed Calling Cards solution):

•

Managed Calling Cards solution. The Company’s Managed Calling Card solution enables carriers to have a private-label prepaid calling service with products and rate plans customized to their markets. The Company’s complete managed prepaid calling card solution provides everything from voice traffic (access numbers and voice termination services) to calling card features and management systems. It is a customizable, turnkey and cost-effective solution, complete with traditional paper card and/or innovative web card services, plus top-up options.

•

Audiotext. The Company’s Audiotext service provides voice, data and/or online information services which may be accessed via the international public telephone network and which relate to various topics such as sports, music, health, astrology, contests and games. The Company’s offer is not to provide content but transport traffic to destination numbers promoted by content providers in various countries.

•

ISDN. The Company’s circuit switched data product provides premium international connectivity for 64Kbps data calls and can be multiplexed for higher bandwidths. It provides high-quality, high-speed, clear channel data solution that delivers data connectivity to over 120 countries and is ideal for video conferencing applications.

•	Operator. The Company’s operator services allow end-users to originate operator-assisted calls (collect and sent paid) to and from Canada.

See the discussion below under the heading “Enterprise Data Business” for a description of the Company’s retail voice business. While the Company’s Wholesale Voice team provides voice termination services to enterprise customers, this service is incorporated into front-end service applications and features that are managed by the Company’s Enterprise Data team.

Enterprise and Carrier Data Business

The Company is one of the world’s largest providers of data services, primarily focusing on International Private Leased Circuit (IPLC) services and IP Transit services. The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, and into and out of India. As a Tier 1 ISP, the Company also operates one of the largest IP networks in the world with points of presence around the globe.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines: Connectivity Services, IP Transit Services, Mobility Services, Broadband Services and Broadcast Services.

Connectivity Services

•

Connectivity Services. The Company’s Connectivity Services, also known as IPLCs, provide customers with dedicated high-speed connections between the Company’s network of global points of presence over which they can transport voice, data, facsimile, messaging and video conferencing. The Company’s Connectivity Services provide customers with capacity to meet a variety of data transmission needs. These services are sold as leases or as standard 15-year upfront IRUs.

The Company offers a range of protected and unptrotected SDH-based services (traditional IPLC services), ranging from fractional speeds (into India) to STM-64 speeds on our major high-capacity routes. In addition, as an operator of three key wholly-owned submarine cable systems, the Company is able to offer 10G wave services between Guam, Japan and the U.S., between most major European cities to the East Coast of the U.S. , as well as between India and Singapore using the Company’s TIC cable system. The Company is the leading provider of international connectivity in the wholesale segment into and out of India and across the Pacific Ocean.

IP Transit Services

•	IP Transit Service. The Company is a Tier 1 ISP and has a global IP backbone with communication nodes globally. The Company connects customers in more than 132 countries to the Internet.

The Company’s core network is fully Multi-Protocol Label Switching (MPLS) enabled, which allows information to traverse the network more quickly, reducing latency and the amount of accompanying required but non-revenue producing data and creating additional capacity to carry more traffic. The Company’s global IP network is capable of supporting both IPv4 and IPv6, offering a dual stack solution to its customers. The Company offers IP transit with a service level agreement that guarantees set levels for round-trip delays, packet loss, reachability and mean time to repair. IP transit via its Internet backbone is available from virtually any region in the world with bandwidths ranging from 64K to 10 Gbps. The Company offers a choice of usage-based or fixed rate billing.

•

Local and International Internet Access Service. This service provides connectivity to customers from virtually any country to one of our Internet nodes on the Company’s global Internet backbone. Internationally, customers can connect to our Internet backbone using a wide range of fiber, satellite or hybrid access options, including traditional International Private Lines (IPLs) which are dedicated, point-to-point secure connections via the Company’s global network and satellite access services.

•

Managed Node Service. This IP Transit Service option is designed to enable customers to physically locate nodes in the Company’s facilities while still being an integral part of such customer’s network. This service eliminates the need for ISPs to directly secure their own facilities and local operations staff or to make a capital investment in equipment.

Mobility Services

The Company’s Mobility Services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings offered in Application Service provider mode.

•

Wireless Global Roaming. The Company offers Wireless Global Roaming Service (WGR) to mobile network operators. It allows for the interconnection of signaling between different operating standards such as American National Standards Institute (ANSI) and International Telecommunications Union-Technical (ITU-T). It is predominantly used for the purpose of international roaming of subscribers between networks using either GSM or iDEN™ technologies. Additionally, the Company offers a managed roaming service which enables mobile network operators to preferentially select which network their outbound roaming subscribers will log onto, offering them an opportunity to better control their cost as well as their user’s experience. Centrally operated on the Company’s premises and offered as Application Service Provider, mobile operators can utilize all the features and benefit of such a solution without any initial capital expenditure or ongoing operational expenses.

•

SCCP Service. Short for Signaling Connection Control Part, SCCP is an inter-carrier signaling transport service, which relies on global titles of the layer 3 of the SS7 protocol layer to route SS7 traffic. Our SCCP service is designed for GSM and ESMR/iDEN™ mobile operators who wish to use our far-reaching signaling network to interconnect to other mobile network to allow roaming and SMS delivery. The Company also offers cross standard SMS termination which provides, among other services, ITU-T based mobile operators with the necessary translation of GSM SMS messages and its delivery to most North American Code Division Multiple Access, or CDMA, operators.

•

Signaling Monitoring, Alarming and Reporting Tool. This service, referred to as SS7 SMART, allows mobile operators to monitor the signaling traffic they exchange with carriers worldwide in order to monitor and block potential fraud and unsolicited use of their network. SS7 SMART imbedded reporting tools also allow operators to generate traffic reports for the purpose of billing and reconciliation of their SMS interconnection agreements.

Enterprise Data Business

The Company offers customised, end to end voice and data solutions to enterprise customers worldwide, and provides the following services to corporate customers:

•

International Private Leased Circuits (“IPLCs”). The Company offers international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in one country to a fixed point in another. These services are provided using the Company’s international gateways, earth stations and cable stations. A subscriber contracts with the provider for the right to use a certain amount of bandwidth between two specified points, and this bandwidth can be used for voice, data, high speed graphics or other transmissions. The IPLC market in India has grown at an annualized rate of over 60-70 percent per year during the last four years primarily as a result of the growing IT and business processing outsourcing industry in India.

•

National Private Leased Circuits (“NPLCs”). The Company provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across a particular country, such as India. The Company has set up a countrywide optical fiber cable backbone, which connects national long distance points of presence on a high capacity network.

•

Internet Leased Line Circuits. The Company provides Internet leased lines which are a high speed, flexible bandwidth solution that provide constant internet access. These services are an economical solution for data transfer applications which are not security and delay sensitive.

•

Frame Relay Services. The Company provides frame relay services which are a data transmission technique used to send digital information such as voice, data, local area network, and wide area network traffic quickly and cost-efficiently to many destinations from one port. Frame relay services use shared bandwidth.

•	ATM Services. The Company provides ATM services which are used to send digital information such as voice, video and data traffic quickly and cost-efficiently to many destinations from one port.

•

Internet Data Centers. The Company provides customers the option of outsourcing their mission-critical systems operation through its Internet Data Centers. The data centers combine round-the-clock systems management with onsite personnel trained in the areas of networking, Internet and systems management.

•

Global VPN Services. The Company offers national IP based VPN services. On its global VPN service, “MPLS technology” is being used. The Company plans to enable 120 points of presence to deliver the service across various locations within India, out of which 115 are live and functioning. The Company also offers international VPN services across 15 points of presence based on this technology.

•

Global and pan-India Ethernet Service. The Company offers metro, national, and global Ethernet services to essentially the same footprint as its Global VPN Services. The Ethernet services are offered on both a SDH/SONET and MPLS platform. The Ethernet over SDH/SONET service is the first global or India Ethernet WAN service to be certified as compliant to the Metro Ethernet Forum recommendations MEF9 and MEF14. The Company plans to also certify the Ethernet over MPLS service.

•

Television Uplinking. The Company started providing television uplinking facilities on a 24 x 7 basis to various broadcasters in October 1998. The Company also provides international and domestic relay of television programs and news services via satellite, fiber on a contractual basis as well as on demand basis to various media customers. The Company also uses Digital Satellite News Gathering terminals for “on-site” live video uplinking.

•

Transponder Lease Services. The Company provides transponder capacity to media broadcasters and government institutions in India for the purpose of broadcasting and other services. The Company has long term commitments for these capacities with Intelsat.

•	Insta CC services. This is the Company’s hosted IP based contact centre service. It is based on one of the world’s leading ASP hosted contact centre solutions from Cosmocom.

•

VcIPLC Service. This service was launched in February 2005 as a part of the Company’s new product initiative, and is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls to foreign destinations. It mainly caters to the call centre segment of customers. VcIPLC is the best choice for start up call centres as they have the flexibility to scale up and pay only for the bandwidth used.

•

Microsoft live meeting. This is a hosted web based conferencing service where presentations and applications such as word, excel and powerpoint can be shared on a secured network. The Company is the reseller of this service in India since November 2005.

•

Business Messaging and Collaboration. The Company provides hosted Microsoft Exchange messaging with security, archiving/storage, and associated collaboration applications. The service is offered as both “Ready Access Business Messaging” as an off-the-shelf software-as-a-service and as “Adaptive Business Messaging” as bespoke customer-dedicated implementations.

•	Business audio and web conferencing. The Company provides global audio and web conferencing services to facilitate communications amongst globally dispersed teams and audiences.

•

Server Platform hosting. The Company provides managed servers and storage environments with the Internet data centers, empowering customers to outsource their computing and storage platform needs and focus on their applications that use the platform.

Others

In addition to the Wholesale Voice, Carrier Data and Enterprise Data services described above, the Company offers a number of other retail services. A brief description of some of these services is set forth below:

•

National Long Distance (“NLD”). The Company received its NLD license as part of the compensation package received from the Government of India upon the early termination of the Company’s monopoly in ILD services and in September 2002, the Company entered the NLD services market in India. As per the initial licensing conditions the company was obligated to roll out NLD Services in 322 Long Distance Charging Areas (“LDCA’s”) spread over 21 circles all over the country in a period of seven years. Long distance charging area is one of the many areas in to which the area of the country is divided for the purpose of charging for NLD calls .Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. The Company has signed interconnect agreements with most basic and cellular mobile service operators in the country including BSNL and MTNL to terminate NLD traffic on their networks. By November 30, 2005, the Department of Telecommunications has informed us that they have taken on record our request for interconnection with other operators at 270 LDCAs. In Dec 2005 the roll-out obligation has been removed by licensor for all NLD Operators, however to reduce the carriage cost the Company plans to extend its network from LDCA’s to SDCA’s. SDCA is one of the many areas into which a LDCA is divided for the purpose of charging NLD calls. To increase its footprint and accelerate rollout, the Company has a national network of about 36,000 route kilometres. As a result the Company carried over 5.2 billion minutes in 2006-2007 compared to about 2.9 billion minutes in fiscal 2006.

•	During fiscal 2006, the Company introduced white labeled services for Calling Cards of other operators by providing sharing of IN-platform/infrastructure.

•

Gateway Internet Access Services. The Company offers an enhanced integrated retail Internet service combining multiple services like Internet access, net telephony and value added services, to customers who are typically households and small offices.

•	High Speed Internet Access through Metro Ethernet. The Company provides Broadband services using metro Ethernet technology, which enables data transfers at high speeds.

•	DSL Net Access using IP DSLAM. The Company has started providing Internet access using Digital Subscriber Line technology, which provides bandwidth of up to 22 Mbps.

•

Net Access using Wi-Fi. The Company provides Wi-Fi, or Wireless Fidelity, for internet access at speeds that are almost ten times faster than a regular dial-up connection. Wi-Fi networks operate in the unlicensed 2.4 radio bands, with an 11 Mbps (802.11b) or 54 Mbps (802.11g) data rate, respectively. Approximately 300 sites across India are presently connected.

•

Internet Telephony. The Company offers voice telephony over the Internet using Voice over Internet Protocol (“VoIP”) , including enhanced features like flexibility in billing and plans and superior voice quality.

•

Content Services. For both dial up and High Speed Internet Access customers, the Company provides a range of content services, which include applications, audio and video services. These services can be purchased using the same account that the customers have for accessing dial up and high speed internet.

•

Net Access through Cybercafe. By purchasing prepaid value cards, customers can access the Internet at cybercafés set up at Tata Indicom True Value Hubs and at Railway stations (Tata Indicom Railtel Cyber Express). These services in the near future are expected to be extended to the existing dial up, Broadband and Wi-Fi customers of Tata Indicom.

Payments to and from Foreign Administrations or Carriers

The Company has international services telecommunication agreements with more than 230 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls, and by the foreign administrations or carriers to the Company for the use of its facilities (and the domestic Indian networks) in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is generally in accordance with International Telecommunication Union (ITU) recommendations. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic and receives payments from such administration or carrier for incoming traffic. Settlements between the Company and the major carriers are made monthly, although settlements for long-term reciprocal traffic exchange relationships (otherwise referred to as bilaterals) are made quarterly, if not annually. Settlements are made on a net basis at the applicable settlement rate.

Revenue Sharing Arrangements

Although the Company provides international gateway access out of and into India, all calls that either originate or terminate in India must pass through the domestic networks of MTNL, BSNL or other private fixed line or cellular network operators. The Company has in place interconnect agreements with BSNL, MTNL, and other basic and cellular operators in India.

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. Effective from April 1, 2007, the Company is required to pay a reduced termination charges in the range of Rs.1.30 to Rs.1.95 per minute for international incoming traffic to India. This includes an ADC of Rs. 1.00 per minute payable to BSNL for all international incoming traffic. The rates for outgoing international traffic are not regulated and are determined by competition.

The Company is also liable to pay a revenue share of 0.75 percent of the AGR to BSNL as ADC. AGR for the purpose of revenue share is defined to be the same as that for payment of the Company’s licence fee to the DOT and is payable to BSNL in addition to payment of the DOT License fee, from April 1, 2007.

License Fees for VSNL India

Under its ILD license agreement with DoT, the Company pays a license fee based on a percentage of its AGR. The percentage is currently 6 percent. The Company has been in a dispute with DoT concerning the computation of AGR, and in particular whether certain items of revenue and certain items of costs should be excluded. The Company believes that income from non-licensed and financial activities (such as interest on investible surplus, interest on income tax refunds, dividends, profit on sale of investments, rental income and income from TV uplinking services which includes transponder lease to TV broadcasters), as well as charges passed on to other service providers for voice and data services (such as charges for use of network elements such as domestic bandwidth, space segments and port charges) should be excluded. The Company filed a petition with the TDSAT seeking clarification of the definition, and TDSAT stayed the DoT’s order pending a hearing on the matter. TDSAT has asked the TRAI to re-examine the definition.

The Company accrued on its financial statements the full amount of license fees payable without taking into account such exclusions as discussed in the preceding paragraph. The Company has paid license fees from the first quarter of fiscal 2005 onwards, in accordance with a legal opinion received by the Company which upholds its stand. The amounts accrued and paid in fiscal years 2003, 2004, 2005, 2006 and 2007 under ILD and NLD licenses were as follows:

		(Rs in million)
Fiscal Year	Fees Accrued	Fees Paid*
2003	4,037	3,967
2004	2,734	2,488
2005	2,811	1,622
2006	1,932	1,776
2007	1,053	847

*	Includes payments made subsequent to fiscal year end

The TDSAT has rendered its final verdict on the matter which finds that the following are excluded or not part of AGR:

•	Income from dividend

•

Interest earned on investment of savings made by the licensee after meeting liabilities including liability on account of share of the Government of India in gross revenue, with only interest earned on investment of funds received by way of deposits from customers being included in AGR

•	Capital gains on account of profit on sale of assets, immovable properties, securities, warrants or debt instruments

•	Gains from foreign exchange rates fluctuations

•	Revenue from reversal of provisions like bad debts and taxes and revenue from reversal of vendors’ credit

•	Income from property rent unless such receipts have come from ‘establishing, maintaining and working of telecommunications’

•	Payment for domestic bandwidth, space segments, port charges, etc

•	Revenue from stand alone sale of handsets and telecom equipment which is not bundled with telecom service

•	Income from TV uplinking service (which includes transponder lease to TV broadcasters)

•	Bad debts, waivers or discounts

•	TDSAT has made the order effective from the date the service providers approached it.

The Company is in the course of evaluating the implications of the TDSAT verdict on its operations.

License fee under ISP with Internet Telephony (restricted) license

DoT has, vide amendment dated 3 March 2006 to the ISP with Internet Telephony (restricted) license, levied a license fee at 6% of AGR under such license with effect from January 2006. AGR has been defined as Gross Revenue inclusive of internet access service, internet content service, internet telephony service, installation charges, late fees, sale proceeds of terminal equipments, revenue on account of interest, dividend, value added services, supplementary services, revenue from permissible sharing of infrastructure and any other miscellaneous revenue, without any set-off of related item of expense, etc less charges from internet access, internet content and internet access related installation charges less service tax on provision of service and sales tax actually paid to the government if gross revenue had included component of sales tax and service tax. Accordingly, the Company has paid revenue share of around Rs. 30 million for fiscal 2006 and 2007 at 6% of AGR excluding income from non-licensed and financial activities, consistent with the stand taken by the company on applicability of revenue share on revenues earned from such non-licensed and financial activities, and has made a provision of around Rs 20 million. Some of the operators had challenged the decision of licensor to amend the terms of license with regard to levy of License fee under ISP with net telephony (restricted) license. TDSAT has rejected the petition of the service providers upholding licensors’ directive to levy license fee. However, we understand that TDSAT’s finding on inapplicability of license fee on income from non-licensed and financial activity would also apply in this case.

Ceilings fixed for International Private Leased Circuit (Half Circuits) tariff.

In its tariff order effective November 29, 2005, TRAI has fixed a ceiling tariff in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs 1.3 million, Rs 10.4 million and Rs 29.9 million per annum respectively. These ceiling tariffs result in a reduction of 29 percent, 64 percent and 59 percent in list price tariffs respectively for the various capacity lines.

DoT is planning to introduce Resellers for IPLC services. A policy in this regard is under consideration within DoT. The introduction of Resellers may result in further competiton in SME segment leading to reduction of IPLC prices.

In June 2007, TRAI directed owners of cable landing stations to allow eligible indian international telecommunication entity to access international submarine cable capacity on any submarine cable system. This will result in full capacity landing by eligible Indian international telecommunication entities which may result in reduction in prices of IPLC services.

Ceilings fixed for Domestic Leased Circuit tariff.

TRAI had fixed a ceiling tariff in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs 0.85 million, Rs 6.16 million and Rs 16.5 million per annum respectively. These ceiling tariffs have resulted in a reduction of 3 per cent, 67 per cent and 70 per cent in tariffs respectively for the various capacity lines, as compared to the estimated market rate for these capacity lines calculated by TRAI.

ILD and NLD license terms amended by DoT to include additional penal provisions

In April 2005, DoT amended the terms of ILD and NLD license agreements to include a clause pertaining to imposition of financial penalty not exceeding Rs 500 million for violation of ILD and NLD licence terms and conditions. Previously, NLD and ILD licencees were not subject to any such penalty.

Government Liberalized ILD and NLD licences

The license fees payable for NLD and ILD licenses have been reduced to Rs. 25 million from Rs. 1,000 million earlier and that for international long distance license to Rs. 25 million from Rs. 250 million. Companies wanting to offer NLD services must have a net worth and paid-up capital of Rs.25 million. ILD telephony companies are required to have a net worth and paid-up capital of Rs. 25 million. Mandatory roll out obligations for new and existing NLD licences have been done away with. NLD service providers can access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity. ILD service providers can access the subscriber directly only for provision of leased circuits/closed user groups.

No prior experience in the telecom sector is required for the grant of telecom service licences. Annual licence fee for ILD and NLD licences has been reduced from 15% to 6% of AGR with effect from January 1, 2006.

NLD License fee refund:

The Government of India, as the licensor, had agreed to reimburse a sum equivalent to the revenue share paid by the Company under the NLD license, net of taxes, for a period of five years i.e. up to 31 March 2006, as a part of the compensation package for pre-mature termination of the Company’s exclusivity in ILD services. This was also included in the NLD license agreement. The Company has been remitting the license fee in the form of revenue share at the rate 10 percent plus Universal Service Obligation (USO) levy at the rate 5 percent of AGR under the NLD license (revenue share at the rate 1 percent plus USO levy at the rate 5 percent with effect from January 2006). The Company has made a claim with the DoT for refund of Rs. 802.8 million to date, for the revenue share paid in terms of the NLD license agreement. The claim is being pursued with DoT.

Sales and Marketing

Wholesale Voice Business

The Company’s Wholesale Voice Business unit is focused on international wholesale voice services, which are provided to operator customers as well as internal customers such as the Enterprise Data team.

The Wholesale Voice sales team is the primary interface with telecommunication operator customers throughout the world—the team is responsible for building relationships with the wholesale operator customers in order to sell the wholesale voice products and services as well as secure supply capacity in support of the wholesale voice products and services. The team is comprised of a global organization, maintaining local presence throughout the world as well as a India Wholesale Sales National team, which is responsible for building and maintaining working relationships with Indian telecommunications operators such as BSNL, MTNL, Airtel, Hutch, TTSL, TTML, etc.

The Wholesale Voice marketing team is engaged in new product development as well as managing the existing product operations to meet customer and market requirements. Presently, the Company has over 1400 operator customers and over 1500 operator suppliers – the majority of which purchase from, and sell to, the Company the equivalent of the wholesale VTS service.

Enterprise and Carrier Data Business

Carrier Data

For Carrier Connectivity Services, the Company operates a focused sales force predominantly targeting its largest global international carrier customers. For key global customers, the teams are organized under a single global account manager who is based near the customer’s headquarters, and who in turn has support account managers based in regions where the customer also does business. There is a dedicated team in India that supports all global carrier requirements in this market.

Enterprise Data

The Company’s Enterprise Data Business unit provides managed connectivity solutions and managed infrastructure services to enterprises worldwide. A global product management organization is responsible for the enterprise services in all markets, through all channels teams.

The responsible enterprise sales unit in India is TIEBU, which is structured to service differentiated segments via different pan-India sales groups. The top approximately 750 large corporate and government customers are addressed by one direct sales unit, which also sells other Tata companies communications services to these same accounts, such as TTML, TTSL and TataNet. A second group sells the Company’s enterprise services to mid-market accounts. A channel sales group manages approximately 150 channel partners to sell the Company’s services to a different group of mid-market and SME accounts.

Outside of India, enterprise sales are through the VSNL International sales organizations for the Americas, Europe, Middle East and Africa (EMEA), and Asia. These sales teams primarily cater to the top 1,000 multinational corporations.

Others

The Retail Business unit primarily caters to various types of dial-up and Broadband Internet products. The unit is entrusted with the task of serving retail customers which primarily consist of individuals, small/home offices and small and medium sized enterprises. The products of this unit are standardized for mass usage and are not specifically tailored services. The businesses marketed and sold by this unit include products and services such as dialup internet access, broadband internet access, internet telephony, “helloworld”, cybercafé and Wi-Fi services.

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

INDUSTRY OVERVIEW

The Indian Domestic Telecommunications Network

The Indian domestic telecommunications network has grown rapidly since 2000. As of May 2007, the Indian telephone system comprised 218 million telephones in service consisting of 40.2 million of the fixed line subscribers and 177.8 million mobile subscribers. The monthly net subscriber additions for the month of May 2007 stood at 6.29 million. The cellular subscriber base has seen a rapid growth with 12.6 million subscribers being added during April 2007 to May 2007 against a reduction of 0.49 million fixed line subscribers in the same period. All subscribers have the option to select access to international telecommunication services.

The penetration of India’s domestic telephone network increased to 18.7 telephone subscribers per 100 inhabitants as of May 2007 from 14.4 telephone subscribers per 100 inhabitants in July 2006. While the fixed line subscriber base has been growing slowly, the compounded annual growth rate (CAGR) of mobile subscribers of 85 percent is being maintained since 1999.

Broadband connections have also continued to grow in 2007. At the end of May 2007, total Broadband connections in India touched 2.46 million as against 1.35 million in March 2006. However, the growth in Broadband connections has been relatively low due to limited availability of last mile access. The incumbent wireline operators dominate the Broadband market because they retain control over the fixed line copper network, in the absence of Local Loop Unbundling.

Interconnect Usage Charges Regime

With the ongoing liberalization of the telecom sector in India and the presence of multiple-operators and rate settlement arrangements, TRAI introduced a cost-based IUC regime in January 2003. It provided for an IUC that is payable by service providers to other service providers for usage of their networks for origination, transit or termination of calls. The regime also prices monthly rental and local call charges for fixed telephones (provided primarily by BSNL and MTNL) below cost in order to ensure that these remain affordable and attractive to customers and help attain the objective of higher teledensity in the country. This has been discussed in detail above, under the heading “Revenue Sharing Arrangements”, and under “Item 3 – Key Information – Risk Factors”.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, U.S. and Europe.

India

The Ministry of Communications, Government of India, through the Telecom Commission and the DoT, is responsible for the telecom policy and licensing in India, pursuant to the provisions of the Indian Telegraph Act of 1885 (the “Telegraph Act”)

and the terms of the licenses issued by the DoT under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the DoT, and of other Government agencies.

Supervision. In March 1997, the Government of India first established the TRAI, an independent regulatory authority under the provisions of the TRAI Act, 1997. Pursuant to an amendment to the TRAI Act, two independent authorities were established: the TRAI and the TDSAT. The TRAI has the authority to levy fees and other charges for services and to perform such other functions entrusted to it by the Government. The TDSAT has jurisdiction to adjudicate any dispute between a licensor and a licensee, between two or more service providers, or between a service provider and a group of consumers. The TDSAT also has the jurisdiction to hear and dispose of appeals against any direction, decision or order of the TRAI.

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

Licenses. Pursuant to the Telegraph Act, the provision of any telecommunication services in India requires a license from the DoT, and the Company operates substantially all its international telecommunications services under a license granted by the DoT. The ILD license identifies specific services that the Company is permitted to provide, which encompass almost all of the services currently provided by the Company other than Internet services and NLD services.

The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the public interest, and may also terminate the licenses before their scheduled expiration upon breach by the Company of any of its terms. In addition, the DoT retains certain rights under the licenses to receive telecommunication services on a priority or emergency basis.

Under the Telegraph Act, the Government of India and state governments also have the right to take possession and/or control of the Company’s facilities and business in cases of public emergency or in the interest of public safety. The Government of India also has the power to intercept communications carried by the Company, subject to certain constitutional safeguards.

United States

In the U.S., the Federal Communications Commission (“FCC”) exercises jurisdiction over the facilities and services that the Company uses to provide interstate and international telecommunications services. The FCC may promulgate new rules, revise old rules, or otherwise change regulatory requirements that affect the Company from time to time; such changes are often followed by judicial review. The Company is unable to predict future FCC rulings and the results of any subsequent judicial review or how these might affect our operations. State regulatory commissions generally have jurisdiction over intrastate telecommunications services and related facilities, but the Company does not currently provide intrastate services.

International Regulation. The Company has obtained the necessary authority under Section 214 of the Communications Act of 1934, as amended, and FCC regulations issued thereunder, to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services on a nondominant carrier basis, except that the Company is regulated as a dominant carrier on the U.S. – India route. The Company also holds multiple FCC licenses granted under the Cable Landing License Act and FCC rules to own and operate undersea cables that land on U.S. shores. As a result of the Company not being U.S.-owned, the FCC’s grant of these licenses to the Company was contingent upon compliance with the National Security Agreement entered into by VSNL America Inc., VSNL International (US) Inc., and the Company with the U.S. Department of Justice, including the Federal Bureau of Investigation, the U.S. Department of Defense, and the U.S. Department of Homeland Security on April 12, 2005, as amended on December 12, 2005. This National Security Agreement imposes obligations upon the Company concerning security, information storage, and reporting, many of which are requirements not imposed upon U.S.-owned carriers. The Company is also subject to the various reporting requirements and fees that apply to all companies providing international services under an FCC authorization, as well as the FCC’s complaint jurisdiction.

Interstate Regulation. The Company is considered non-dominant for the provision of interstate services. As such, the Company is subject to the various reporting requirements and fees that apply to all companies providing interstate services under an FCC authorization.

Canada

Licenses Issued by the CRTC. The Canadian Radio-television and Telecommunications Commission (“CRTC”) is the regulatory authority in Canada that is charged under the Canadian Telecommunications Act with regulating companies that provide telecommunications services in Canada. The Company holds a Class A Basic International Telecommunications Service (“BITS”) license issued by the CRTC which authorizes the Company to operate telecommunications facilities used in transporting basic telecommunications service traffic between Canada and other countries. This BITS license has a five-year term.

In 1999, the CRTC found sufficient competition in the international services market to forbear from regulating international direct dial telephone service. The CRTC has retained sufficient powers to impose conditions on the Company’s delivery of services; the Company’s international operations remain subject to the conditions of its CRTC Class A BITS license, which address matters such as competitive conduct and consumer safeguards.

The Company also holds licenses required by the Canadian Telecommunications Act for its international submarine cables and associated works and facilities and by the Radiocommunications Act for its earth stations that provide telecommunications services by means of satellites. The submarine cable landing licenses are granted for periods of ten years and the radio licenses are renewable annually.

As a carrier that owns and operates only international submarine cables or earth stations that provide international telecommunications services by means of satellites, the Company is not subject to the Canadian ownership and control provisions of the Canadian Telecommunications Act. As long as these Canadian ownership and control requirements remain in place, the Company remains restricted with respect to its activities in Canada.

European Union

The Company provides international telecommunications services in several of the member states of the European Union (“EU”). In the EU, the regulation of the telecommunications industry is governed at a supranational level by the European Parliament, Council and Commission. Implementation of EU directives has not been uniform across the Member States. Even with harmonization, the national regulatory agencies continue to be responsible for issuing general authorizations and specific licenses. The Company is required to obtain and maintain a variety of telecommunications authorizations in the countries in which it operates. The Company must also comply with a variety of regulatory obligations, including obtaining permits to land its cables in the territories to which they are connected and payment of regulatory fees.

Asia-Pacific Region

The Company is required to obtain and maintain a variety of telecommunications and other licenses and authorizations in the AsiaPacific jurisdictions in which it operates. The Company must also comply with a variety of regulatory obligations, including obtaining permits to land its cables in the territories to which they are connected and payment of regulatory and license fees. The Company holds all necessary telecommunications and other licenses that permit it to own and operate assets in key countries and regions, including Japan, Hong Kong and Singapore.

Other Markets

The Company is also subject to regulation in several other countries throughout the world in connection with its subsea cable, carrier services and other telecommunications service activities. In these jurisdictions, the Company’s local operating entities hold non-exclusive licenses or operate pursuant to general authorization.

Certain of the Company’s services, to include voice services, make use of the Internet and packet technology. In many jurisdictions, the regulatory treatment of such services is unsettled and some regulatory authorities are considering changing the level of regulation and/or fees applicable to the provision of services.

Rates and Tariffs in India

Prior to April 1, 2002, rates for the Company’s international telecommunications services were set up by government regulatory authorities. With effect from April 1, 2002, for outgoing traffic, basic service operators were authorized to prescribe and introduce rates for their international telecommunication services with appropriate filing of tariffs with TRAI. In the face of competition, the ILD tariffs fell below the peak international call tariff of Rs.48 per minute during 2001-02 and tariffs for international calls were in the range of Rs.1.75 to Rs.12.00 per minute in 2007.

The rates for the Company’s specialized services, such as leased lines, Inmarsat mobile services, Internet access services, electronic mail and facsimile forwarding services, services through which subscribers may exchange data with users of other data networks and video conferencing are prescribed by the Company, subject to filing with the TRAI.

Organizational Structure

The Company is partially owned by some of the Tata companies. The Tata Companies comprise 93 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are one of India’s largest and most respected business conglomerates, with revenues of about $29 billion in fiscal 2007. Tata companies collectively employ approximately 250,000 people. The Tata companies have operations in more than 40 countries across six continents, and export products and services to 140 countries.

As of March 31 2007, Panatone Finvest Limited in conjunction with certain other Tata companies held approximately 50.11 percent of the outstanding equity of the Company, and the Government of India held approximately 26.12 percent. Panatone Finvest Limited is in turn affiliated with the Tata companies and its shares are held by Tata Sons, Tata Power, Tata Steel and Tata Industries. Panatone Finvest Limited, in which the current shareholding of Tata Sons and Tata Power is 60.010 percent and 39.983 percent, respectively, with Tata Steel and Tata Industries holding the remainder equally, acquired 45% stake as a result of the Government of India’s decision to sell to a strategic partner through a competitive bidding process. See above under the heading “History and Development of the Company”.

List of Company’s significant subsidiaries

VSNL International Pte. Limited

VSNL International Pte. Limited (VIPL) (formerly known as VSNL Singapore Pte. Limited) is a wholly owned subsidiary that manages the Company’s operations outside of India. It is the holding company for the Company’s acquisitions of TGN and Teleglobe, among other assets. It also manages and maintains the Singapore landing station for the Tata Indicom Cable and acquires and sells other cable capacity throughout the Asia Pacific region. Information about VIPL is also available on the web at http://www.vsnlinternational.com/, but such information does not constitute a part of this Form 20-F

VSNL Global Services Limited

In October 2006, the Company incorporated a wholly owned Indian subsidiary, VSNL Global Services Limited under the Indian Companies Act, to provide a global Centre of Excellence in the areas of network operations & engineering, for the Company’s worldwide business, and also to provide an end-to-end provider of all off-shoring needs to carriers and enterprises worldwide.

VSNL Broadband Limited

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly Tata Power Broadband Ltd.) by purchasing 100% of the common shares of VBL from Tata Power Ltd. VBL is engaged in business of providing services under its IP-I, IP-II and the ISP licenses issued by DoT and has fiber optic network in Mumbai and Pune.

VSNL SNO SPV Pte LTD.

The Company has formed this wholly owned special purpose vehicle incorporated in Singapore for its South African venture. Investments in South Africa shall be made through this entity. Until March 2006 the investments in South Africa were not material.

Proposed Transfer of the Company’s Retail Business Undertaking to VSNL Internet Services Limited and Amalgamation of Direct Internet Limited with VSNL Internet Services Limited

In March 2007, the Board of Directors approved a Composite Scheme of Arrangement (the “Scheme”) between the Company, DIL and VSNL Internet Services Limited (‘VISL’) (formerly Primus Telecommunications India Limited) and their respective shareholders for the transfer of the Company’s Retail Business Unit (RBU) to VISL, and the merger of DIL with VISL with effect from 1 March, 2007 pursuant to the provisions of the Indian Companies Act, subject to the requisite approval of the shareholders, creditors, the sanction of the High Courts of Judicature at Bombay and Delhi, the Bombay Stock Exchange Limited and National Stock Exchange, and such other authorities whose approval may be required under the Indian Companies Act.

The Bombay Stock Exchange Limited and National Stock Exchange have indicated they have no objection to the Scheme and requisite petitions have been filed with the High Courts of Judicature at Bombay and Delhi. The Scheme is currently under consideration by the High Courts of Judicature at Bombay and Delhi.

PROPERTY, PLANTS AND EQUIPMENT

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company does business. The major services provided by the Company are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below.

Satellites

To date, the Company has seven satellite earth stations operational. Out of these seven, two are used for ILD services at Pune and Ernakulam, four are used for TV uplinking at Kolkata, Chennai, New Delhi, and Mumbai and one is used to provide Inmarsat Services at Pune. As of March 31, 2007, the Company operated a total of 2940 Switched TDM voice circuits on the above satellite, resulting into consumption of 900 nos of 64 K equivalent bandwidth on satellite media. The Company also operated data circuits also on these satellite consuming 45 nos of 64 K bandwidth. (1 E1 having 31 nos of 64K equivalent). Satellite capacity is obtained from the International Telecommunications Satellite Organization (“Intelsat”).

Undersea Cables

The Company has ownership interests and access to capacity in various undersea cables as described below interconnecting the South Asia region, as well as those linking that region with Europe, North America and the AsiaPacific.

The Company has purchased capacity equivalent to 10168 clear channel circuits in the Fiber Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries linking Asia and Europe, carrying the Company’s voice, data and Internet traffic between the two continents.

The Company has ownership in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) consortium cable, a high capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company has also invested in the South African Telephony-S/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) undersea cable linking Malaysia in the Far East to Portugal in the West. The total length of this link is 27,850 km with a design life of 25 years. The Company operates voice, data and Internet circuits on this undersea cable.

The Company also has ownership in SEA-ME-WE4, an undersea cable system between France and Singapore which lands in 14 countries in South East Asia, the Middle East and Europe.

The Company wholly owns the Tata Indicom Chennai-Singapore Submarine Cables system (TICSCS) which is a 3,100 km submarine cable system between Chennai and Singapore.

In order to meet fast growing bandwidth requirement in India, the Company has taken initiative to plan yet another submarine cable system between India and Europe linking Mumbai, India to Marseille, France. As of September 24, 2007, 13 parties from Europe, Middle East and India have already signed a memorandum of understanding to participate in the system. This cable system is expected to be commissioned by the first quarter of 2009.

As a result of the acquisition of TGN, the Company owns and operates TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S. which is the largest cable system across the Pacific in terms of lit and ultimate capacity design. The Company also owns and operates TGN-Atlantic which is a four-fiber pair ring cable system between the East Coast of the U.S. and the UK.

The Company also has ownership interests in various undersea consortium cables that do not land in India, but which provide connections between various locations served by the Company, which includes the Trans-Atlantic 12/13 Cable (connecting the UK, France and the U.S.), the Trans-Pacific Cable-5 (connecting the U.S., Canada and Japan), Trans Atlantic-14 cable (connecting the UK, France, Germany and the U.S.), Japan-US Cable (connecting the U.S. and Japan), the Asia Pacific Cable Network (connecting Singapore and Japan) and the Columbus-2/Americas-1 Cable (connecting Italy and the U.S.). In addition to its direct ownership interests in such undersea cables, the Company has purchased IRUs guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

In March 2007, the Company has commenced construction of an intra Asia cable system between Singapore and Japan (TGN-Intra Asia). The total project cost is estimated at US$ 235 million and the project is financed through a combination of capacity presales, non-recourse funding, the Company’s own equity and equity participation by other telecom companies for select routes / capacities. The Company has incurred costs of approximately US$ 32 million towards this project.

With the Company’s ownership of TICSCS and TGN-Pacific (as discussed above), the Company now owns cable capacity from India through Asia to the U.S., which is one of the key routes for the Company’s products and services. This project is scheduled to be completed by August 2008.

In addition to the planned new TGN-Intra Asia cable system, the Company has participated in the consortium cable APCN-2 upgrade which is expected to deliver an extra 40Gbps bandwidth to the Company in March 2008 to meet bandwidth demands.

The Company is also reviewing plans for a further upgrade of TGN-Pacific by an additional 320 to 480 Gbps to meet increased demands.

International Points of Presence

The Company has equipped nodes in the Americas, Europe, Middle East and Africa and Asia Pacific to provide and support the Company’s suite of products and services internationally.

International Property and Plants

In addition to the cables and switches described above, the Company’s infrastructure includes owned and leased property made up of cable station, collocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below:

Country	Sqft
Canada	220,308
Germany	1,900
Guam	69,400
Japan	53,360
Spain	21,574
UK	105,007
USA	208,249

Switches

The Company operates international switching facilities in eleven locations known as gateways, of which four are in India – Mumbai, Delhi, Chennai and Ernakulam. In addition, the Company operates two VoIP aggregation international gateways in Frankfurt and Hong Kong as well as remotely managing over 200 customer premise VoIP connectivity points. The India gateways route international traffic to and from the domestic telecommunications network using a combination of satellite and undersea cable links.

NGN

The Company plans to deploy and commission NGN Voice network to cater the voice traffic of the NLD business. The infrastructure would consist of soft switches (Mumbai, Delhi and Chennai) and media gateways at Mumbai, Delhi, Ahmedabad, Hyderabad, Jallandhar, Kolkata, and Bangalore. The network was commissioned in July 2007, and the process of migrating live customers has commenced. The current infrastructure is expected to cater for traffic projections until the second quarter of 2008 at the earliest, post which, augmentation of the network elements capacity is anticipated.

India Domestic Bandwidth Media, Access Network & Data Centers

Since receiving the NLD license in September 2002, the Company has deployed NLD connectivity in 367 major cities with 4672 segment wise STM-1 equivalent bandwidth as of 31 March, 2007. It is forecasted that customer bandwidth in NLD will grow by 116% in 2007 – 2008. NLD augmentations are currently in progress to meet the forecasted growth and the project is scheduled to be completed by November 2007.

Wimax

The Company plans to deploy wireless access network across India to address the last mile access requirements of large enterprise, SMEs and retail businesses. The Company’s wireless access network is based on the state of the art Wimax technology in 3.3 -3.4 GHz band.

For the year April 2007 – March 2008, the Company’s deployment plan covers 93 major cities for enterprise coverage and 3 metro cities for Retail Broadband coverage with a total of 1500 B stations in these cities. With this deployment the Company will have extensive wireless coverage which will provide tremendous reach to its customers in these markets.

Data Centers

The Company currently has deployed 70,000 sqft on its own properties in the cities of Mumbai, Delhi, Hyderabad, Bangalore and Chennai in India for commercial data centers and has additionally leased properties/space elsewhere for the same purpose as follows:

•	40,000 sqft in the cities of New York and Santa Clara in the U.S.

•	30,000 sqft in London in the UK and

•	5,000 sqft in Singapore.

The services offered in these Data Centers include pure co-location services; hosting suite of services including server hosting, storage, backup and archival; and application services such as messaging and collaboration services.

During the course of the current year, the Company plans to expand its commercial Data Center capacity in India by 90,000 sq ft of which 50,000 sq ft will be in the existing buildings in the cities of Mumbai, Chennai and Hyderabad and another 40,000 sq ft in buildings under construction on land owned by the Company in the cities of Mumbai, Bangalore and New Delhi. The planned expenditure for expanding the facilities as above is US$44 million. In addition, the Company plans to expand its capacity in the UK by 16,000 sq ft in the cities of Highbridge and Peterborough in buildings the Company currently occupies. The planned expenditure for this expansion is US$16 million. The expansion is planned to meet the projected requirement of commercial service.

Non-India Domestic Bandwidth Media carrying Voice, Data and IP Circuits

As of March 31, 2007, the Company operated total 52,380 International Switched TDM Voice circuits, which resulted in consumption of 37,500 nos of 64 K equivalent circuits on submarine or satellite cable media. Out of this capacity, 900 circuits were on satellite media and 36,600 circuits were on submarine cable media.

The Company operated 4,64,779 nos of 64 K equivalent data circuits of which 120 were satellite circuits and 4,64,659 were cable circuits.

The Company also operated 2,15,140 nos of 64K equivalent Internet circuits out of which all circuits were on cable. (The Company’s data and Internet circuits are in terms of 64 KB equivalent, 1 E1 capacity is considered to be carrying 31 nos of 64 K equivalent).

Other Facilities

In addition to the circuits and switches described above, the Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2007, the Company owned a high capacity underground fiber optic cable between Mumbai and Arvi via Pune, approximately 8 earth stations, terrestrial communication links connecting the Company’s international switches at four of its locations with its earth stations & cable stations and a variety of hardware used in more than 100 cities in India for the Company’s 121 Internet access nodes. As of March 31, 2007, the Company has a high capacity underground fiber optic cable national network of about 36,000 route kilometres.

Demerger of Surplus Land

Under the terms of the Share Purchase Agreement and the Shareholders’ Agreement, Panatone Finvest Limited has agreed to cause the Company to hive off or demerge certain land the Company owns (the “Surplus Land”) into a separate company (the “Resulting Company”) pursuant to a scheme of arrangement. The Surplus Land consists of properties, which the Company was not actively using for any business purpose at the time of the Government divestment to Panatone Finvest Limited. The Surplus Land consists of the following:

Location	Area (in Acres)
Dighi—Pune	524.00
Halishahar—Kolkata	35.19
Chattarpur—Delhi	58.00
Greater Kailash—Delhi	70.00
Padianallur—Chennai	85.94
Total	773.13

Pursuant to a scheme of arrangement, shares of the Resulting Company would be distributed pro rata to the existing shareholders of the Company. Such a scheme would have to be approved by three-fourths in value of the creditors and of the shareholders of the Company present and voting at a meeting of the creditors and members, respectively. In addition, the scheme of arrangement would have to be approved by the relevant court. Indian counsel has advised that it generally takes about 4-6 months from the time such a scheme of arrangement is filed before the High Court until the time that a decree of demerger passed by the High Court is filed with the Registrar of Companies to render the scheme effective.

Under the Share Purchase Agreement and the Shareholders’ Agreement, as part of the consideration for its purchase of a portion of the Government’s shares in the Company, Panatone Finvest Limited agreed to transfer to the Government of India, without further consideration, a portion of the shares of the Resulting Company that it receives, such portion to be proportionate to the number of shares of the Company purchased by Panatone Finvest Limited from the Government of India. In the event that the demerger does not occur or the Company sells or develops the Surplus Land, Panatone has agreed to pay to the Government a pro rata portion of any benefit accruing to the Company as a result of such sale or development, as determined by an appraiser. In its tender/open offer, Panatone Finvest Limited made similar undertakings to the persons who tendered their shares of the Company and whose shares were accepted for payment.

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

32.5 acres of the Surplus Land in Padianallur (near Chennai) is subject to orders of the Delhi High Court dated 17 May 2007 and 18 July 2007 pursuant to a petition filed by VSNL Employees' Co-operative Housing Society (“the Society”). These orders direct the Company to transfer 32.5 acres of the Surplus Land at Padianallur to the Society at the price prevalent in 1998 including simple interest calculated at 9 percent per annum from that year. The Company has initiated the process of seeking necessary corporate approvals to be able to comply with these orders of the Delhi High Court.

The Society has filed a petition in the Delhi High Court alleging contempt of the Court’s orders since the stipulated time limit for transfer of land as per the court orders has expired. The Government of India has advised the Company that they have filed an appeal against the court orders, and Panatone has written to the Government of India seeking an amendment to the Shareholder’s Agreement to reflect the reduced total area of the Surplus Land at 740.63 acres instead of 773.13 acres if the 32.5 acres of land is to be transferred to the Society.

On 14 September 2007, a public interest litigation petition was filed against the Company and other respondents in the Bombay High Court by petitioners who represent the farmers of villages in which some of the Surplus Land is located. The petitioners are seeking an order directing the respondents to take immediate steps to restore to the petitioners certain of the Surplus Land which are not being used by the Company. These lands have been acquired by the Company starting in 1924. As of the date of this filing, this public interest litigation petition is pending admission before the Bombay High Court, Appellate Side.

See “Item 3. Key Information—Risk Factors—The demerger of surplus land held by the Company may not be completed on satisfactory terms.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2005, 2006 and 2007 and financial condition of the Company as at March 31, 2006 and 2007 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction and Overview

The Company is primarily engaged in the telecommunications business globally. The Company and its subsidiaries offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, retail internet services and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS) and up linking and contributory feed services to television channels in India.

As discussed elsewhere in this Form 20-F, the Company historically provided public international telecommunication services in India. However since 2002, as a result of regulatory changes, competitive factors and the Company’s acquisitions of TGN and Teleglobe, the Company’s revenue and product mix has changed from a voice centric model to a diverse model both in terms of products and geographic reach.

The Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. The Company’s customer base includes 1,500 global carriers, 450 mobile operators, 10,000 enterprises, 500,000 Broadband and internet subscribers and 300 Wi-Fi public hotspots. The Company’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services.

The Company’s services are categorized by the following lines of business: Wholesale Voice, Enterprise and Carrier Data, and Others.

Wholesale Voice

The Company owns and operates international networks with coverage to more than 240 countries and territories, as well as maintaining over 415 direct and bilateral relationships with leading international voice telecommunication providers. In fiscal 2007, the Company carried 20 billion minutes of international wholesale voice traffic.

The Company’s Wholesale Voice business derives its revenue from telecommunications administrations, private carriers and service providers for the delivery of international calls, originating and terminating throughout the world. The Company shares its revenues from these carriers and service providers on incoming international calls terminating the various access providers’ networks in accordance with the interconnect agreements it has with such access providers.

The major factors influencing voice revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with far-end access providers, settlement or termination rates negotiated with foreign administrations and international currency exchange rates. Over the past several years, the global voice market has experienced a significant increase in traffic volumes consequent to a significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide. Consistent with global trends, the Indian market has also experienced a significant decrease in tariffs/prices over the past several years, primarily driven by competition, regulatory pressures in India and abroad, and overcapacity. The Company expects both these trends to continue for the foreseeable future.

Enterprise and Carrier Data

The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, and into and out of India. As a Tier 1 ISP, the Company also operates IP networks with points of presence around the globe.

The Company’s Enterprise and Carrier Data business derives its revenues from telecom carriers, service providers and enterprises for services such as raw bandwidth, private leased circuits, internet leased lines, IP transit, virtual private networks and other value added services like hosting, managed roaming and voice over IP.

The major factors influencing data revenues include the number and capacity of circuits sold, the contracted period of use of the circuits, the mix of services provided and the pricing of these circuits. Over the past several years, the global data market has seen significant growth in bandwidth and connectivity demand, driven by increased Broadband penetration, outsourcing & off shoring trends, and globalization of large enterprises. However, overcapacity and increased competition in several markets has also resulted in tariffs / prices of basic connectivity products declining at very high rates. Recently, enterprises have begun to demand managed communications and IT services, beyond basic connectivity, representing a major growth opportunity for the Company.

India continues to be a significant market for enterprise data services for the Company and the Company enjoys leadership position in various product segments within India. The Company continues to face increased competition from operators like Bharti and Reliance as well as new entrants to the Indian market like AT&T and BT and other regional players in the Data segment and also faces regulatory pressures from the TRAI. The Company expects that pricing as well as regulatory pressures will continue to exist in the foreseeable future which could impact the Company’s revenues and profits.

Others

The Company also derives revenues from other services such as national long distance, retail internet services such as dial-up and Broadband services, transponder leasing and T.V. uplinking and other value added services such as Data Centres, Mobile signaling and roaming. The major factors influencing retail internet access services revenue include the number of new customers added, the terms and conditions of access to last mile connectivity, the availability of content and the amount and patterns of customer usage.

The Company’s acquisition of Dishnet’s ISP business in fiscal 2004 and Seven Star in fiscal 2006 gave the Company a Broadband network, expertise and a new base of both corporate small and medium enterprises and retail customers. The Company sees Broadband services as an important growth opportunity. The Company’s key areas of concern regarding Broadband growth are the lack of computer penetration and awareness of these services in non-metropolitan areas, and the lack of last mile connectivity to the customers’ premises.

The Company has continued to pursue its strategy of diversifying its business model and revenue streams across products and geographical areas. As part of its growth strategy, the Company has and will continue to significantly expand its non-voice businesses. Data and other value added services such as international and national private leased circuits, frame relay, internet leased lines, Inmarsat mobile services, Internet telephony, managed data network services and T.V. uplinking managed services represent potential large growth opportunities for the Company in India and abroad. In India the Data services growth has been significantly influenced by the growth of the information technology, business process outsourcing and financial services industries as well as expansion of the operations of global corporations in

27

India. Given the convergence between voice, data and video services, the expansion of Indian companies operations worldwide and the expansion of global multi-national corporations into India, many companies seek a provider that can serve them across products and geographies. The Company also continues to focus on expanding its data services within the international markets and leverage the relationship it has with global corporations operating within India.

Acquisitions have been an important element of the Company’s growth strategy. As discussed elsewhere in this Form 20-F, the Company completed several acquisitions including that of TGN, Teleglobe, VBL, Seven Star and DIL. See History and Development of the Company in Item 4. The results of the acquisitions completed in fiscal 2006 and fiscal 2007 are included in the consolidated financial statements of the Company from the dates these acquisitions were completed. The Company’s consolidated revenues include the revenues of these acquired entities and the composition and geographical mix of the consolidated revenues has been and will continue to be impacted by these acquisitions. In the future, the Company expects to generate a significant amount of revenues from its operations outside of India and these acquisitions can and will have a significant impact on the revenues and results of operations of the Company.

These acquisitions have given the Company assets and businesses on a global scale and this would enable the Company to offer its products and services to its customers across the globe.

The principal components of the Company’s cost of operations are network and transmission costs and license fee paid to the DoT in India. Network and telecommunications costs primarily include interconnect charges paid or payable to other domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone. Amounts received from or paid to foreign telecommunications administrations and Indian fixed line and cellular operators are generally covered by the same agreements. Because a significant portion of our business is conducted through bilateral arrangements, we generate a substantial amount of our cash flow by periodic “netting” or “settlement.” The fees payable to each party are declared, typically monthly or quarterly, and we either make payments to or receive payments from correspondent carriers based on the net volume and rate of inbound and outbound traffic. Fees are typically settled on a monthly or quarterly basis. Network and transmission costs also include the cost of leasing certain transmission facilities and the cost of satellite circuits leased from Intelsat and Inmarsat.

Network and transmission costs are dependent upon the volume of voice and data traffic, the effect of competition in reducing network costs, local access costs of interconnection (or last mile connectivity costs) and the number of points of presence for interconnection with customers and suppliers.

Other operating costs consist mainly of employee compensation and other related costs, outsourced manpower costs, depreciation and amortization costs, energy costs and other costs, including for repairs, maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs.

Critical Accounting Policies

US GAAP

US GAAP differs in certain material respects from accounting Indian GAAP which forms the basis of the Company’s general purpose financial statements. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted using the purchase method, valuation of investments, measurement and accounting for impairment loss of long—lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its consolidated financial statements.

Useful lives of Property, Plant and Equipment (“PP&E”)_and Other Intangibles

We estimate the useful lives of property, plant and equipment and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets or the fair valuation done at the time of acquisition, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Assets that do not meet the criteria to be classified as intangible assets are accounted as service contracts or operating leases. Any amounts paid in advance related to service contracts or operating leases are included in other non-current assets and amortized on a straight-line basis over the term of the arrangement.

Impairment of Long-Lived Assets

We review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes

28

in external factors including adverse regulatory and legal rulings. If the asset is impaired, we recognize an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new-cost basis.

Valuation of Goodwill

We have made major acquisitions in recent years that resulted in the recognition of a significant amount of goodwill. Commencing January 1, 2002, goodwill is no longer amortized, but instead is assessed for impairment annually or more frequently as triggering events occur that indicate a decline in fair value below that of its carrying value. In making these assessments, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and market comparable data. There are inherent uncertainties related to these factors and our judgment, including the risk that the carrying value of our goodwill may be overstated or understated.

Legal claims against the Company

As discussed in Note 27 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us. We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a provision are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and revalued as new information is obtained. We may not establish our liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue. We do not believe these proceedings will have a material adverse effect on our consolidated financial results. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Income Taxes

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of realization of deferred income taxes and the timing of income tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and all available evidence. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our financial condition and results of operations in future periods, as well as final review of our tax returns by taxing authorities, which, as a matter of course, are regularly audited by federal, state and foreign tax authorities.

Asset retirement obligation

The Company’s asset retirement obligations relate to the removal of cable systems when they will be retired. As required by SFAS No. 143, Accounting for Asset Retirement Obligations, the Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and technical estimates received from consortium members of the cable systems. The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates.

29

Operating Results

The following table sets forth certain data from our statement of operations in amounts and as a percentage of revenues for fiscal 2005, 2006 and 2007:

	As of March 31,
	2005		2006		2007
	(In millions)	% of revenues	(In millions)	% of revenues	(In millions)	% of revenues	(In millions)
Revenues from telecommunication services	Rs.32,448	100%	Rs. 45,456	100%	Rs. 85,977	100%	US$	1,995
Network and transmission costs	(18,167)	55.99%	(23,589)	51.89%	(51,445)	59.84%		(1,194)
License fee	(2,815)	8.68%	(2,003)	4.41%	(1,087)	1.26%		(25)
Other operating costs including depreciation and amortization	(8,571)	26.41%	(18,963)	41.72%	(30,003)	34.90%		(696)
Non-Operating Income, net	6,450	19.88%	1,963	4.32%	1,080	1.26%		25
Income tax expense	(2,575)	7.94%	(1,932)	4.25%	(2,807)	3.26%		(65)
Dividend tax	(168)	0.52%	(240)	0.53%	(180)	0.21%		(4)
Equity in net loss of equity method investees	(4,156)	12.81%	(70)	0.15%	(96)	0.11%		(2)

Net Income	Rs. 2,446	7.54%	Rs. 622	1.37%	Rs. 1,439	1.67%	US$	34

Revenues

The following table sets forth information regarding the Company’s operating revenue for the fiscal years ended March 31, 2005, 2006 and 2007:

	As of March 31,
	2005	2006	2007
	(In millions)
Telephone:
International long distance (“ILD”)	Rs.16,026	Rs.22,332	Rs.53,047	US$	1,231
National long distance (“NLD”)	2,301	3,783	3,377		78
Corporate data transmission:
Private leased circuits and income from IRU’s	6,764	8,875	10,329		240
Frame relay and MDNS services	1,383	1,642	2,794		65
Internet leased lines	3,009	3,644	4,038		94
Internet (including Corporate IP Transit)	1,623	2,055	5,357		124
Others	1,342	3,125	7,035		163

Total	Rs.32,448	Rs.45,456	Rs.85,977	US$	1,995

ILD Revenue

ILD is the single largest revenue stream of the Company comprising 61.70 percent, 49.13 percent and 49.39 percent of revenues in fiscal years 2007, 2006 and 2005, respectively. The Company acquired Teleglobe on February 13, 2006. Teleglobe derives a substantial portion of its revenues from ILD services and as such has been the primary reason for the growth in the Company’s ILD revenues in fiscal 2006 and fiscal 2007. The Company’s ILD revenues for fiscal 2006 increased by 39.35 percent over fiscal 2005 consequent to Teleglobe’s revenues for 46 days being consolidated and by 137.54 percent in fiscal 2007 over fiscal 2006 pursuant to the full year consolidation of Teleglobe’s revenues. Growth in traffic volume was partially offset by lower prices which continue to be under pressure consequent to which the Company has witnessed much lower growth in terms of revenues. The incoming to outgoing ratio for the Company’s India business was 3.10 in fiscal 2007 as against 2.76 in fiscal 2006.

NLD Revenue

NLD as a revenue stream is restricted to the Company’s India operations. NLD volumes have increased by 82 percent in fiscal 2007 over fiscal 2006 as against an increase of 109 percent in fiscal 2006 over fiscal 2005. The Company continues to augment its domestic network in India which also sustains the Data business in India, The Company is able to carry increased volumes due to a larger network reach and increased points of interconnect with other access providers. Revenues declined by 11 percent in fiscal 2007 over fiscal 2006 as against a growth of 64 percent in fiscal 2006 over fiscal 2005 due to a decline in pricing. Net revenues per minute have decreased to Rs. 0.26 in fiscal 2007 as compared to Rs. 0.50 in fiscal 2006 and Rs. 0.85 in fiscal 2005. The decrease is due to reduction in ADC which was included as a component of revenues. With effect from March 1, 2006 ADC is payable at 1.5 percent of AGR.

Leased Circuits and IRU Revenue

Revenue from leased circuits (international and national) and IRU’s increased by 16.38 percent during fiscal 2007 over fiscal 2006 and 31.21 percent in fiscal 2006 over fiscal 2005. Up to fiscal 2005 the Company’s India operations provided the bulk of these revenues. In fiscal 2006 and fiscal 2007 the increase has been fuelled by the growth of IT, IT enabled services, financial markets and outsourcing services in India and due to consolidation of the revenues of TGN and Teleglobe from these services from their acquisition dates. Consequent to the acquisitions of TGN and Teleglobe, the Company now owns assets globally based on which the Company now delivers leased circuits in key business capitals across the globe.

These services contributed approximately 12.01 percent, 19.52 percent and 20.85 percent in fiscals 2007, 2006 and 2005 respectively, of the Company’s total revenues. However, regulation by the Government of India in these services has adversely affected revenue growth in the current fiscal year since the regulator implemented tariff ceilings for certain capacities for these services in fiscal 2006. The Company also faces constraints in last mile connectivity due to its dependence on other service providers leading to order execution delays which result in lost revenues.

The Company continues to focus on the growth of these services globally. Pricing is expected to be under pressure though volumes are expected to rise. The Company also expects the product mix of these services to move from a fixed connectivity scenario to usage based revenue in select customer segments.

Frame Relay and MDNS Revenue

Revenue from these services has increased by 70.16 percent in fiscal 2007 over fiscal 2006 and 18.73 percent in fiscal 2006 over fiscal 2005. Growth in these services,

30

which are a data transmission technique using shared bandwidth, has been driven by higher volumes originating out of India. This growth may not be sustainable due to increased customer preference for dedicated leased circuits.

Internet leased lines revenue

These revenues increased by approximately 10.81 percent in fiscal 2007 over fiscal 2006 and 21.10 percent in fiscal 2006 over fiscal 2005 on account of increase in demand for high-speed dedicated internet access by enterprise customers. The growth in fiscal 2006 and 2007 is primarily driven by the Company’s India operations. The Company expects the volume growth in these services to get offset to some extent due to pricing pressures going forward.

Internet revenue

These revenues increased by 160.68 percent in fiscal 2007 over fiscal 2006 and 26.62 percent in fiscal 2006 over fiscal 2005. Internet revenues include revenues from retail dial up and Broadband services offered by the Company in India, services offered by VBL and DIL and corporate IP transit services offered by the Company across the globe.

Corporate IP transit services revenues increased to approximately Rs. 3,283 million in fiscal 2007 from Rs. 408 million in fiscal 2006 contributing 139.90 percent of the total 160.68 percent growth in fiscal 2007. These services were a part of the product and services portfolio of Teleglobe, the acquisition of which was consummated on February 13, 2006.

Broadband revenues have increased from Rs. 1,071 million in fiscal 2006 to Rs. 1,213 million in fiscal 2007 due to an increase in the subscriber base. The Company continues to focus on Broadband services across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the Broadband business will continue to be under pressure due to increased competition in this space. The Company’s Broadband plans are severely impacted due to lack of unbundled last mile and the high cost of access to customers. The Company is exploring alternate technologies like WiMax to overcome these issues in its large scale roll out of Broadband.

Other Revenues

Other revenues increased by 125.12 percent in fiscal 2007 over fiscal 2006 and 132.86 percent in fiscal 2006 over fiscal 2005 primarily due to the increase in revenues of VPN and data centre services and inclusion of revenues from global roaming and other VAS services offered by Teleglobe post consummation of the acquisition on February 13, 2006. VPN revenues have grown to Rs. 832 million in fiscal 2007 from Rs. 400 million in fiscal 2006 and Rs. 63 million in fiscal 2005. IDC revenues have grown to Rs. 817 million in fiscal 2007 from Rs. 533 million in fiscal 2006 and Rs. 226 million in fiscal 2005. Global roaming services, acquired through Teleglobe contributed Rs. 1,948 million to other revenues in fiscal 2007 as against Rs. 231 million for the 46 days of fiscal 2006. Revenue from these services accounted for 8.18 percent of the Company’s total revenues in fiscal 2007 as compared to 6.87 percent in fiscal 2006.

Operating Costs

The following table sets forth certain information regarding the components of the Company’s operating costs for the fiscal years ended March 31, 2005, 2006 and 2007.

	Years Ended March 31,
	2005	2006	2007	2007
	(Rs. in millions)			(US$ in millions)
Network and transmission costs
Interconnect charges	15,307	21,422	49,092	US$	1,139
Rent of landlines	1,195	296	345		8
Space segment utilization charges	1,297	882	583		14
Other transmission costs	368	989	1,425		33

Total	18,167	23,589	51,445		1,194

Other operating costs including depreciation and amortization	8,571	18,963	30,003		696
License fee	2,815	2,003	1,087		25

Total operating costs	29,553	44,555	82,535		1,915

Network and Transmission Cost: Network and transmission costs increased by 118.09 percent in fiscal 2007 over fiscal 2006 and 29.84 percent in fiscal 2006 over fiscal 2005. This being the first full year of the Company’s operations since its acquisitions of TGN, Teleglobe, VBL, Seven Star and DIL, the results of fiscal 2007 may not be strictly comparable to the results of the earlier years. As a percentage of revenue, network and transmission costs increased from 51.89 percent in fiscal 2006 to 59.80 percent in fiscal 2007. The increases were primarily due to the inclusion of the results of Teleglobe and TGN from their respective acquisition dates, and in particular the voice traffic carried by Teleglobe and growth in the enterprise and corporate data business consequent to global assets now available with the Company pursuant to the TGN acquisition

Interconnect charges increased by 129.17 percent in fiscal 2007 and 39.94 percent in fiscal 2006. As a percentage of revenue, interconnect charges increased from approximately 47 percent in fiscal 2006 to approximately 57 percent in fiscal 2007. Increased voice and data traffic consequent to completion of the acquisition of TGN and Teleglobe was one of the key drivers for the increase. The Company now operates in global markets where the pricing of its products and services is extremely competitive impacting the cost to revenue ratio.

In fiscal 2007 rent of landlines has gone up by 16.55 percent consequent to the acquisition of DIL consummated on June 24, 2007. However, as a percentage of revenue, rent of landlines decreased from 0.6 percent in fiscal 2006 to 0.4 per cent in fiscal 2007. Rent of landlines decreased by 75.23 percent during fiscal 2006 due to surrender of costlier landlines rented from other suppliers and tariff revision with some key suppliers with retrospective effect. Also, the Company continues to build its own MAN and domestic network in India to rationalize these costs further.

Space Segment utilization charges: The Company continues to rationalize this cost by surrendering surplus capacity and utilizing its cable infrastructure for carrying voice and data traffic. The Space Segment utilization charges have decreased by 33.90 percent and 31.99 percent in fiscal 2007 and fiscal 2006, respectively. As a percentage of revenue, space segment utilization charges decreased from 1.9 percent in fiscal 2006 to 0.7 per cent in fiscal 2007 due to such cost rationalization.

Other Operating Costs: Other operating costs increased by 58.22 percent in fiscal 2007 over fiscal 2006 and 121.25 percent in fiscal 2006 over fiscal 2005 respectively. The increases were primarily due to the inclusion of the results of Teleglobe and TGN from their acquisition dates. Increased in certain of the components of other operating costs were as follows:

31

•

Depreciation and amortization charges increased from Rs. 2,308 million in fiscal 2005 to Rs. 5,249 million in fiscal 2006 and further to Rs. 6,966 million in fiscal 2007 primarily due to the acquisitions completed by the Company which resulted in an increase of the PP&E by Rs. 22,745 million. Depreciation and amortization charges in fiscal 2007 include an impairment charge of Rs. 80 million (US $1.8 million) taken to write-off the net book value of the distribution rights acquired through Teleglobe. The Company’s net block of PP&E went up by 88.83 percent i.e. from Rs. 29,424 million as on March 31, 2005 to Rs. 55,562 million March 31, 2006 and further to Rs. 59,642 million in fiscal 2007. The effective rate of depreciation on PPE works out to be 7.32 percent, 7.86 percent and 9.05 percent in fiscal 2005, fiscal 2006 and fiscal 2007 respectively.

•

Manpower costs , which constitute about 30 percent of other operating costs in fiscal 2007, increased by 115 percent in fiscal 2007 over fiscal 2006 and by approximately 200% in fiscal 2006 primarily due to the increase in the work force outside India consequent to TGN and Teleglobe acquisitions. Manpower costs in fiscal 2007 also include Rs. 239 million (US$ 5.5 million) recorded as expenditure towards Voluntary Retirement and Separation schemes for VSNL India and Rs. 100 million (US$ 2 million) towards severance payments for TGN employees and retention bonuses for TGN and Teleglobe employees due to the integration and restructuring related to the acquisition of TGN and Teleglobe acquisition. As of March 31, 2007, the Company had a total of 4,401 employees of which 3,201 employees were employed by the Company in India. As of March 31, 2006, and March 31, 2005, the Company had 4,013 employees and 2,479 employees, respectively.

•

Repairs and maintenance cost, which constitute about 14 percent of other operating costs in fiscal 2007, increased by 45 percent in fiscal 2007 over fiscal 2006 and by 138 percent in fiscal 2006 over fiscal 2005 consequent to the increase in the asset base as discussed above.

•

Legal and Professional fees, which constitute about 5 percent of other operating costs in fiscal 2007, increased by approximately 123 percent in fiscal 2007 over fiscal 2006 due to the Company’s increased operations outside India.

As a percentage of revenue, total other operating costs increased from 26.41 percent in fiscal 2005 to 41.7 percent in fiscal 2006 and have now decreased to 34.9 per cent in fiscal 2007. The increase in fiscal 2006 over fiscal 2005 was primarily due to the acquisitions completed in fiscal 2006. The decrease in fiscal 2007 over fiscal 2006 is due to the integration of TGN and Teleglobe with the Company’s Indian operations which enabled the Company to realize the synergies from these acquisitions. The Company expects to achieve further synergies going forward.

License Fee: As per the Company’s license agreement with the Government of India, the license fees payable to the DoT was 15 percent of AGR until January 2006 when the rate on the ILD license (which covers international voice and IPLC revenues) was lowered to 6 percent. The Government of India defines adjusted gross revenues (“AGR”) as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government of India. As explained under the section “Revenue share and License fees” above we have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD and NLD license by VSNL India for fiscals 2007, 2006 and 2005 are Rs. 1,053 million, Rs.1,932 million and Rs. 2,811 million respectively and the amounts paid for the corresponding fiscal years are Rs. 1,622 million, Rs.1, 776 million and Rs. 847 million.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded license fees it paid towards NLD services to the extent of 10 percent. Accordingly, the Company has taken a net charge of 5 percent of the revenues from NLD services in its financial statements and recorded a receivable from the Government to the extent of 10 percent. The Company however has not received any refunds in this regard for the fiscal years 2003 to 2006.

Operating Income

The following table sets forth certain information regarding the Company’s operating income for the fiscal years ended March 31, 2005, 2006 and 2007.

	Years Ended March 31,
	2005	2006	2007	2007
	Rs. (in millions)			(US$ in millions)
Operating income	2,895	901	3,442	80

This being the first full year of the Company’s operations since its acquisitions of TGN, Teleglobe, VBL, Seven Star and DIL, the results of fiscal 2007 may not be comparable to the results of the earlier years as discussed above. These acquisitions contribute in excess of Rs. 45,000 million in gross revenues and have a significant impact on the operating income of the Company.

Non-operating Income

The following table sets forth certain information regarding the components of the Company’s investment and other income for the fiscal years ended March 31, 2005, 2006 and 2007.

	Years Ended March 31,
	2005	2006	2007	2007
	Rs. (in millions)			(US$ in millions)
Gain on sale of investments (Net)	5,523	77	17	—
Interest Income (Net)	528	497	(1,254)	(29)
Dividend Income	285	407	578	13
Foreign Exchange gains (Loss) (Net)	(149)	88	36	1
Liabilities not required to be settled written back	—	344	578	13
Other income	263	550	1,125	27
Total	6,450	1,963	1,080	25

The gain on sale of investments of Rs. 17 million and Rs. 77 million in fiscal 2007 and fiscal 2006 is primarily gain on sale of mutual fund investments.

In fiscal 2005, the Company sold its shareholding in Intelsat, Ltd., a company incorporated under the laws of Bermuda, in connection with Intelsat’s acquisition by a consortium of private equity investors. The sale of the Company’s shares realized approximately US$169 million, representing a gain of US$ 110.82 million, or Rs. 4,834 million (exclusive of tax and license fees).

In fiscal 2005, the Company also sold its shareholding in New Skies Satellite N.V. (“NSS”), a Dutch corporation which had been incorporated by Intelsat, in connection with the acquisition of NSS by a consortium of private equity investors. The sale of the Company’s shares realized approximately US$ 27 million, representing a gain of US$ 15.59 million, or Rs. 680 million (exclusive of tax and license fees).

The Company did not have any such major sale of investment in fiscal 2007 and fiscal 2006.

Net interest represents the net interest amount received or paid by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others has decreased from Rs. 529 million in fiscal 2005 to Rs. 315 million in fiscal 2006 and further to Rs. 63 million in fiscal 2007. The decrease is due to reduction in total bank deposits. In fiscals 2007 and 2006 the Company received interest of Rs.63 million and Rs. 564 million on income tax refunds on its India operations. During fiscal 2007, the Company had an interest expense of Rs. 1,380 million on short term and long term debt as against Rs. 382 million in fiscal 2006. The increase was consequent to the increase in the total debt of the Company due to the acquisition of TGN and Teleglobe.

The increase in dividend income year on year is primarily because of increase in interest rates. The majority of the Company’s investments were kept in mutual funds in order to take advantage of tax benefits on mutual fund investments which contributed to higher yields.

In fiscal 2007 the Company wrote back liabilities no longer required to be settled of Rs. 578 million.

Other income of Rs 1,125 million (US$ 27 million) in fiscal 2007 includes profit on sale of fixed assets of Rs.427 million.

Income before income taxes

Consequent to the above, income before income taxes for fiscal 2007, 2006 and 2005 was, Rs. 4,522 million, Rs. 2,864 million and Rs. 9,345 million respectively. The reduction in income before income taxes in fiscal 2006 as compared to fiscal 2005 was due to a gain on sale of investment of Rs. 5,523 million earned in fiscal 2005.

Income Tax Expense

The Company’s effective tax rate on a consolidated basis works out to 62.07 percent in fiscal 2007 as against 67.46 percent in fiscal 2006 and 27.55 percent in fiscal 2005. The statutory income tax rates were 33.66 percent, 33.66 percent and 36.59 percent for fiscal 2007, 2006 and 2005, respectively. The effective tax rate in fiscal 2007 and fiscal 2006 is higher than the statutory rate because the Company’s operations outside of India have incurred losses which cannot be set off against the profits earned by the Company’s operations within India, thereby causing the effective rate on a consolidated basis to rise substantially. During fiscal 2005, the primary reasons for variance between the applicable statutory income tax rate and the effective rate for the Company were that dividend income from investments in mutual funds were tax exempt and a lower tax rate of 20 percent was applicable to gains on sale of investment in Intelsat and New Skies Satellites N.V.

The Company is subject to significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8— Legal Proceedings.”

Share in Net Loss of Equity Method Investees

The Company’s share in the net loss of equity method investees in fiscal 2007 was Rs.96 million (US$2 million) as compared to Rs.70 million in fiscal 2006. Effective fiscal 2006, there was a decrease in the share of loss because the Company is not required to account for its interest in TTSL using the equity method.

As at March 31, 2007 and March 31, 2006, the equity method investees are SEPCO Communications Pty. Ltd (SEPCO) and United Telecom Limited (UTL). As at March 31, 2007, the Company had an ownership interest of 43.16 percent in SEPCO, which was acquired during fiscal 2006. During fiscal 2007 and 2006, the Company’s ownership interest in UTL was 26.6 percent.

Equity in net loss included loss of TTSL of Rs. 4,006 million in fiscal 2005. During fiscal 2005, the effective voting interest of the Company in TTSL declined from 19.9 percent to 16.1 percent as a result of an increase in the effective voting interest of Tata Sons Limited (“Tata Sons”) in TTSL to 57.8 percent as of April 1, 2004. During fiscal 2006, the voting interest further declined from 16.1 percent to 14.1 percent as a result of subsequent raising of capital by TTSL from other investors. The effective ownership and voting right in TTSL, as of date hereof, is 15.01 percent and 13.27 percent respectively.

The Company currently has no right to representation on the TTSL board of directors. Pursuant to a shareholders agreement among the Company, TTSL, Tata Sons and the other shareholders of TTSL, the power to recommend the appointment of directors of TTSL was previously allocated among the shareholders in proportion to their relative voting interests, and under such arrangement VSNL originally had the right to recommend the appointment of two of the twelve directors of TTSL. The Company agreed to give up this proportionate representation, and the other shareholders of TTSL also agreed to eliminate this proportionate representation, following the increase in the effective voting interest of Tata Sons which gave the latter majority control. The amendment to eliminate the proportional representation for all shareholders was signed on March 11, 2005.

The Company has not made any further investment in TTSL other than an investment of Rs. 1,755 million in August 2005 in connection with rights offering in order to maintain its proportionate interest. Since the other shareholders also made pro rata investments, the Company’s equity percentage ownership did not change. The Company has no obligation to make any further investment to maintain (or increase) its interest. In view of the foregoing facts, the Company has ceased to account for its interest in TTSL using the equity method effective from April 1, 2005. The investments are carried at cost as equity shares of TTSL do not have readily determinable fair value.

Net Income

As a result of the foregoing, net income was Rs.1,439 million in fiscal 2007 as compared to Rs.622 million in fiscal 2006 and Rs. 2,446 in fiscal 2005. This being the first full year of the Company’s operations since its acquisitions of TGN, VBL, Teleglobe, Seven Star and DIL, the results of fiscal 2007 may not be strictly comparable to the results of the earlier years as discussed above. These acquisitions have a significant impact on the net income of the Company both in terms of costs and revenues.

Segment Results

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) and allocate resources to and assess the performance of the segments of the Company.

During fiscal 2006, the Company carried out acquisitions of certain tangible and intangible assets identified as TGN and also completed the acquisition of 100 percent of the common shares of Teleglobe. Since these acquisitions were consummated near the fiscal year end, the Company’s management was in the process of finalizing a formal integration plan of the business carried out by such entities with the business carried out by the Company in India. These acquisitions combined with the existing international businesses of the Company were organizationally considered as “International Businesses” and were reviewed as such. As a result, for fiscal 2006 the international business of the Company was viewed as a separate segment in order to allocate resources and assess performance. Hence, reportable segments for fiscal 2006 were determined as “Wholesale Business”, “Enterprise Business”, “International Business” and “Others”.

In fiscal 2007, the Company has completed the integration of the acquired businesses with the business of VSNL India. Consequently, the CODM now views and assesses the performance and allocates resources to segments as:

•	Wholesale Voice services

•	Enterprise & Carrier Data and other VAS Services

•	Retail and other services

Accordingly the Company has changed its reportable segments for fiscal 2007, which are “Wholesale Voice”, “Enterprise and Carrier Data” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Voice	: Global voice services

Enterprise and Carrier Data	: Corporate Data Transmission services

Others	: Primarily comprises national voice services, retail internet, data centers, signaling and roaming services T.V. uplinking.

In fiscal 2007 the Company identified the following operating segments based on the organizational structure and for which discrete financial information including segment results is available:

•	Global voice services

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines) and other value added services (signaling and roaming services etc.)

•	Retail Internet

•	National voice services (traffic originating and terminating in India)

•	Other services (data centers, T.V. uplinking etc.)

International and national voice services are managed by the Global Voice business group, corporate data transmission services and other services are managed by the Global Data business group, retail internet services are managed by the Retail business group.

The “Wholesale Voice” reportable segment comprises segment information only for international voice as international and national voice services do not meet the aggregation criteria of FAS 131. Segment revenues and profits from international voice substantially comprise revenues and profits managed by the Global Voice business group.

The “Enterprise and Carrier Data” reportable segment comprises segment information only for corporate data transmission services, as these services and services included under other value added services do not meet the aggregation criteria of FAS 131. Segment revenues and profits from corporate data transmission services substantially comprise revenues and profits managed by the Global Data business group.

All other services including national voice, signaling and roaming services and retail internet have been reported under “Others”, as none of these operating segments meet the reportable quantitative thresholds. Revenues from “Wholesale Voice” and “Enterprise and Carrier Data” exceed seventy five per cent of the Company’s consolidated revenues.

Summarized segment information based on the new segmentation basis for fiscals 2006 and 2007 is as follows:

	For the year ended March 31, 2006
Segment	Segment Revenues	Segment result
	(Rs.Million)
Wholesale Voice	22,333	4,056
Enterprise and Carrier Data	14,641	11,550
Other	8,482	4,539

Total	45,456	20,145

	For the year ended March 31, 2007
Segment	Segment Revenues		Segment Result
	(Rs.Million)	(US$ Million)	(Rs.Million)	(US$ Million)
Wholesale Voice	53,047	1,231	7,234	168
Enterprise and Carrier Data	19,550	454	16,936	393
Other	13,380	310	9,400	218

Total	85,977	1,995	33,570	779

Segment Analysis

Wholesale Voice

Fiscal 2007 is the first full year of consolidation of Teleglobe revenues and consequently there has been a 137.54 percent increase in the revenues for this business. In volume terms, the Company has carried approximately 20 billion minutes of international voice traffic, driven by the acquisition of Teleglobe. The Indian business of the Company carried international traffic of approximately 5.3 billion minutes in fiscal 2007 and 3.9 billion minutes in fiscal 2006.

The segment results of Wholesale Voice has increased from Rs.4,056 million in fiscal 2006 to Rs. 7,234 million in fiscal 2007, a rise of over 78 percent. However, as a proportion of segment revenues, the segment results are lower. Segment results of Wholesale Voice are approximately 13.64 percent and 18.16 percent of segment revenues for fiscal 2007 and fiscal 2006 respectively. The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data have increased by over 33 percent in fiscal 2007 i.e. from Rs 14,641 million in fiscal 2006 to Rs. 19,550 million in fiscal 2007. The growth in this segment is driven by substantial volume growth in these services offered in India. In addition, effective fiscal 2007, the Company has consolidated the first full year of global data revenues following its acquisition of the TGN undersea cable assets. Though the Company has witnessed substantial volume growth, tariff drops have been significant and the Company expects tariffs to be under pressure.

The segment result of Enterprise and Carrier Data has increased from Rs.11,550 million in fiscal 2006 to Rs. 16,936 million in fiscal 2007, a rise of 46.63 percent. Enterprise business margins have benefited from the significant growth in revenues as well as the cost rationalization. The segment results have been 78.89 percent and 86.63 percent for fiscal 2006 and fiscal 2007 respectively. However, these segment results are not indicative of the true margins of these segments as substantial costs of the Company cannot be allocated as discussed in the section on “segment results” in the consolidated financial statements of the Company, elsewhere in this Form 20-F.

Others

Revenues from the Others segment has increased from Rs. 8,482 million in fiscal 2006 to Rs. 13,380 million in fiscal 2007 i.e. an increase of 57.75 percent. The segment results have increased from Rs. 4,539 million in fiscal 2006 to Rs. 9,400 million in fiscal 2007. This has been largely driven by the growth in Internet and other value added services. Volumes in the national long distance services have increased by approximately 82 percent though the retentions for this business continue to decline. Other value added services including mobile roaming and signaling, data centres, TV uplinking have all contributed to significant growth in the segment revenues. Some of these services such as Mobile roaming and signaling were acquired as part of the portfolio of products and services offered by Teleglobe and hence were not part of this segment in the earlier years.

Cost allocation parameters.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for international voice and corporate data transmission services have been allocated based on net revenues from these services. Depreciation and amortization, impairment loss on intangible assets and all other operating costs are unallocable.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Liquidity and Capital Resources

	Years Ended March 31,
	2005	2006	2007
	(Rs. in millions)			(US$ in millions)
Cash flows provided by operating activities	3,069	9,635	6,062	141
Cash flows used in investing activities	(1,010)	(18,214)	(11,944)	(276)
Cash flows provided by/(used in) financing activities	(1,913)	12,612	3,806	87
Effect of foreign exchange on cash flows	6	1	(256)	(6)
Cash and cash equivalents, beginning of year	187	339	4,373	101

Cash and cash equivalents, end of year	339	4,373	2,041	47

The cash flow statement in this Form 20-F is a consolidated cash flow and integrates the results of operations of the various acquisitions done by the Company. Furthermore this is the first full year where cash flows of the significant acquisitions of TGN and Teleglobe have been consolidated. As a result, cash flows for fiscal 2007 may not be strictly comparable with that of the previous years.

The Company generated Rs. 3,069 million, Rs. 9,635 million, and Rs. 6,062 million (US$ 141 million) as cash from operating activities for fiscal 2005, fiscal 2006 and fiscal 2007 respectively. The significant components in respect of cash flow from operations in addition to net income are depreciation and amortization, changes in working capital and taxes. Further, during fiscal 2005 cash flow from operations was adjusted for gain on sale of investment to the extent included in net income of Rs. 5,523 million, accordingly the cash flow from operations for fiscal 2005 was lower to this extent. The depreciation and amortization impact continues to be significant given the nature of the businesses in which the Company operates and capital expenditures incurred by the Company. Consequently, the depreciation and amortization impact to the cash flows has increased from Rs. 2,308 million in fiscal 2005 to Rs. 5,249 million in fiscal 2006 and further to Rs. 6,966 million in fiscal 2007 (US$ 162 million). The Company continues to expect this to increase in the coming fiscal years.

Cash flow from operations for fiscal 2005 was also impacted by a loss charged to net income of Rs. 4,156 million, primarily on account of equity accounting of the Company’s investment in TTSL as discussed in other sections in this Form 20-F. The Company ceased to account for its investment in TTSL under equity accounting beginning April 1, 2005. During fiscal 2007 the net impact of working capital changes was an outflow of Rs. 2,163 million as compared to an inflow of Rs. 4,129 million in fiscal 2006 and an outflow of Rs. 903 in fiscal 2005. For fiscal 2005 the working capital changes were impacted due to an outflow impact towards taxes of Rs. 1,706 million. For fiscal 2007 there has been an increase in the receivables of the Company with cash out flow impact of Rs. 1,997 million. The cash flow position has also been adversely impacted by a decrease in the accounts payable in fiscal 2007 over fiscal 2006. The changes in working capital arise primarily from timing of receipts and payments related to our accounts receivable, other current assets, accounts payable and other current liabilities.

The Company used cash amounting to Rs. 1,010 million, Rs. 18,214 million, and Rs. 11,944 million (US$ 276 million) towards investing activities during fiscal 2005, fiscal 2006 and fiscal 2007, respectively. The Company’s purchase of tangible and intangible assets net of sale of property, plant and equipment were Rs. 11,325 million, Rs. 10,155 million and Rs. 11,399 million (US$ 264 million) in fiscal 2005, fiscal 2006 and fiscal 2007, respectively. During fiscal 2005 the Company also invested Rs. 2,354 in equity method investee (TTSL) and had a net increase in short term bank deposits amounting to Rs. 3,627 million. During fiscal 2006 the Company completed acquisitions of TGN and Teleglobe along with VBL and Seven Star for a total cash consideration of Rs. 13,328 million. A sum of Rs. 13,563 was accordingly generated by liquidating short term bank deposits (net) during fiscal 2006. Further during fiscal 2006 the Company invested a sum of Rs. 1,755 million in TTSL in the rights issue of TTSL. In fiscal 2007, the Company acquired DIL for a cash consideration of Rs. 871 million. As part of its investing activities the Company generated / (used) Rs. 9,590 million, Rs. (6,539) and Rs. 242 million from purchase and sale of “available for sale” investments. These primarily pertain to investments by the Company in units of mutual funds in India.

The Company generated capital resources from its financing activities to the extent of Rs.12,612 in fiscal 2006 and Rs. 3,806 million in fiscal 2007 whereas in fiscal 2005 the Company used Rs. 1,913 towards financing activities primarily towards repayment of short term debt of Rs. 630 million and payment of dividend of Rs. 1,283 million. During fiscal 2006 the Company paid Rs. 13,328 million in fiscal 2006 for the acquisitions of TGN, Teleglobe, VBL and Seven Star. These acquisitions were primarily funded by long term and short term borrowings. During fiscal 2006, the Company obtained long term debt of Rs. 9,814 million primarily for the acquisition of Teleglobe. The Company also obtained short term debt of Rs. 8,030 million for the acquisition and working capital requirements of TGN. A senior loan of Rs. 4,461 million was redeemed at par on February 14, 2006 along with interest accrued up to that date and change in control premium of Rs. 45 million. Please refer to note 15 and note 17 of the consolidated financial statements elsewhere in this Form 20-F. During fiscal 2007 the Company has converted its short term borrowing to long term borrowings ranging for periods from six to seven years. The Company as on March 31, 2007, has total long term debt of Rs. 21,980 million (US$ 510 million) and cash and cash equivalents of Rs. 2,041 million (US$ 47 million) as against Rs. 4,373 million as of March 31, 2006.

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

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company towards new ventures and debt repayments are discussed below. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets can be detrimental to the Company’s liquidity position and can cause delays and cost escalations in the Company’s business plans.

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of directors’ approval for investments in South Africa

The Company owns 43.16 percent in SEPCO Telecommunication Pty. Ltd. (“SEPCO”). SEPCO in turn owns 51 percent in Neotel, the second national telecommunications operator in South Africa. The Board has approved an investment of up to US$226 million over a four year period in Neotel. The Company cannot predict the actual timing or the sources of financing of the investment.

Planned capital expenditure and cash requirements for each of the Company’s operating segments

The Company has forecasted total capital expenditure of approximately Rs. 39,870 million (US$ 925.06 million) in its annual operating plan for fiscal 2008, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

Announcement of two new undersea cable systems

As discussed earlier in this Form 20-F, the Company plans to lay two new cable systems, the Intra-Asia cable system across Asia with a total project cost of approximately US$ 235 million and another cable connecting India with Europe. These cable systems would require substantial investments and the Company may borrow to fund these capital expenditures. A certain portion of the expenditure for the Intra-Asia cable is considered in the annual operating plan for fiscal 2008.

Fall in revenues due to tariff drops both in Voice and Data

The Company has gradually over the past couple of years announced tariff cuts for its IPLC services. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline. These factors could cause revenues and profits to decline in fiscal 2008 and future periods, which would adversely affect the working capital of the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2007:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	5,965	5,850	115	—	—
Other long term contractual commitments(1)	5,965	4,923	892	137	13
Lease commitments	13,578	2,202	3,256	2,731	5,389
Total	25,508	12,975	4,263	2,868	5,402

(1)	Other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 1,872 million, Rs. 2,718 million towards investments in affiliates and Rs. 1,375 towards standby letters of credit.

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecasted total capital expenditure of approximately Rs.39,870 million (US$925.06 million) in its annual operating plan for fiscal 2008, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

The Company expects to incur capital expenditure on infrastructure development which is common to all the segments of the Company. In addition, in terms of the individual segment expenditures, the Company expects to incur limited capital expenditure in respect of its Wholesale Voice business. Certain other components of the capital expenditure would include expenditure on information technology assets, sustenance capital expenditure and enhancement of infrastructure. The bulk of the investments is towards enhancing the transmission capacities and last mile connectivity of the Company, both inland and offshore. This includes capital expenditures towards network resilience, capacity expansion, network reach, network optimization and new services, the majority of which would be towards capacity expansion. Resulting enhancements are primarily to be used by the data and internet product businesses offered by the Company. Accordingly the enterprise segment and certain other internet products such as retail Broadband which have been classified under “Other” services would incur capital expenditure.

Research and Development, Patents and Licenses

The Company conducts its own internal research activity in order to achieve its strategic goals and to participate in current technological advancements. The Company plans to invest in internal research and development. The main focus of the Company’s internal research and development activity is the exploration of suitable technologies that enable the Company to best serve its customers, gain competitive advantage in the telecommunications market and reduce its cost of operations. The research and development that the Company has focused, in recent years has been on access technologies, content delivery systems, tools for network optimization, graphic user interface applications for network inventory systems and internet applications.

In accordance with the accounting policy on research and development adopted by the Company in fiscal 2000, all costs incurred on research and development by the Company are charged to the income statement under the relevant line items.

Trend Information

The Company today operates in various markets globally, both in voice and data businesses. The Company expects tariffs and margins in these businesses may further decrease in these markets due to intense competitive pressures and technological changes. The Company expects that these pressures will continue to adversely affect its revenues and margins in fiscal 2008 and beyond.

While the Company generated approximately 49 percent of its revenues from Wholesale Voice segment which is primarily ILD business in fiscal 2006, in fiscal 2007 this increased to 61 percent as this was the first full year of consolidating the results of its acquisitions consummated in fiscal 2006. However tariffs in the voice business have been under intense pressure in the recent past. The Company is also focused on growing its Enterprise and Carrier Data business. Though the share of Enterprise and Carrier Data business has decreased from 32 percent in fiscal 2006 to 22 percent in fiscal 2007 consequent to growth in voice revenues contributed by the Teleglobe acquisition, the Enterprise and Carrier Data business is also expected to be a significant contributor to the Company’s revenues in the future. The Company expects this to change significantly over the years to come, with the proportion of Wholesale Voice declining and Enterprise and Carrier Data rising.

The trends in Indian and global voice markets have been also discussed in item number 4 and the risk factors which could impact the future direction of these revenues.

The Company’s success in the ILD and NLD business in India also depends on the ability to access retail customers who choose the Company’s service. A key element in this process is the implementation of the Carrier Access Code system in India, which will enable customers to choose the ILD and NLD operators of their choice. The pace of implementation of the Carrier Access Code depends on Government policy, which is currently unclear. See “Item 3-Risk Factors-As a result of delays in the implementation of the new Carrier Access Code regime, we continue to depend on other telecommunications providers for access to end customers.”

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

The Company is one of the largest Internet service providers in India. However, the internet services market in the future may move towards other bandwidth intensive applications, such as video on demand, gaming, interactive education, etc. The Company is planning a major Broadband initiative to offer integrated voice, data and video services and is laying down the infrastructure to support a range of information, entertainment and telecom services.

The Company has made significant investments in international businesses mainly through acquisitions. The acquired businesses are prone to uncertainties with respect to the revenues and profit margins. These acquisitions also involve a range of other risks like those related to execution and integration risks and regulatory issues. Further, these ventures could require the Company to incur or assume debt, or assume contingent liabilities.

Trends affecting liquidity and working capital are discussed above.

Financial and Management Accounting and Reporting Systems

The Company was subject to various laws and Government policies in respect of public sector enterprises and followed procedures appropriate for a public sector entity until its privatization in 2002. Consequently, the Company did not have the financial and management accounting and reporting systems that are typical of private comparable companies outside India. Although the Company initiated various steps to improve its processes and systems, the Company has to continue to invest in improving its processes and systems further in light of the dynamic conditions and changes within the industry in which it operates. In addition, the Company has grown quickly as a result of significant acquisitions in fiscal 2006. The integration of these acquisitions has created challenges, and the Company has made and will need to continue to make significant efforts to develop and maintain effective accounting and reporting systems.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company is managed by its Board of Directors. The Indian Companies Act, 1956 (“Act”) and the Company’s Articles of Association (“Articles”) provide for a Board of not less than three Directors and not more than twelve Directors.

On February 13, 2002 the Government of India (“GOI”), Panatone Finvest Limited (“Strategic Partner”), Tata Sons Limited, Tata Power Company Limited, Tata Steel Limited and Tata Industries Limited (“Principals”) signed a Shareholders’ Agreement (“SHA”) as per the provisions of which the GOI transferred 7,12,50,000 Equity Shares owned by the Government, representing 25 percent of the aggregate number of the issued and outstanding Equity Shares of the Company which were sold to the Strategic Partner pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement (“SPA”). The Articles of Association of the Company were amended at our Annual General Meeting held on August 20, 2002, to conform to the provisions of the SHA and the SPA. The amended Articles prescribe the rights of Panatone Finvest Limited and Government of India, the two largest shareholder of the Company, to nominate Directors on the Board as described in “Item 10. Additional Information—Memorandum and Articles of Association”. As per the provisions of the SPA and SHA, the composition of the Board of Directors of the Company is determined as given below.

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

(b) Subject to the provisions of sub clauses (c) and (e) below, if a Person, other than a Party to the SHA (“Party”), to whom the Government, Panatone Finvest Limited or a party to the SHA (“Shareholder”) as the party to the SHA has transferred its Equity Shares (or any equity rights or interests therein) or renounced the Right pursuant to the SHA, requests the right to nominate one or more directors, and at the time of such request, such request complies with the requirements of the Act, the right to nominate one or more directors (depending on the percentage of the equity share holding in the Company held by the Shareholder who has transferred the Shares or renounced the Right, as the case may be) shall be taken from such Shareholder who has transferred the Shares or renounced the Right, as the case may be and not from the other Shareholders and such request shall not be fulfilled by increasing the total number of directors constituting the Board. For the purpose of clarity and removal of doubt, if at any time after the expiry of three years from the Closing, Panatone Finvest Limited, together with its Affiliates, holds less than 25 percent of the voting equity share capital of the Company, the composition of the Board shall be suitably changed in accordance with the provisions of the Act.

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

(f) In the event that the Board constitutes a share transfer committee for the purpose of effecting the transfer of the Shares, such share transfer committee shall include one nominee of Panatone Finvest Limited and the Government of India each.

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

On February 13, 2002 as per the provisions of the Share Purchase Agreement and Shareholders’ Agreement the Board was reconstituted. As of September 15, 2007, the Board of Directors of the Company consisted of twelve directors with four independent directors, two directors nominated by the Government of India as non-retiring directors and the remaining six being nominated by Panatone Finvest Limited.

The business address of each of the directors is the registered office of the Company. The current directors and their positions are as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava (1)	65	Chairman	Liable to retire by rotation	May 2002
Srinath Narasimhan	45	Managing Director & Chief Executive Officer	Non-retiring Director	February 2002
Kishor A. Chaukar	59	External Director	Liable to retire by rotation	July 2002
Pankaj Agrawala (2)	51	Government Nominee	Non-retiring Director	January 2004
Mukund Rajan	39	External Director	Liable to retire by rotation	May 2005
P.V. Kalyana Sundaram (1)	47	External Director	Liable to retire by rotation	September 2005
V.R.S. Sampath (1)	49	External Director	Liable to retire by rotation	September 2005
Amal Ganguli (1)	67	External Director	Liable to retire by rotation	July 2006
Vinod Kumar	42	External Director	Non-retiring Director	February 2007
S. Ramadorai	63	External Director	Liable to retire by rotation	June 2007
A.K. Srivastava	56	Government Nominee	Non retiring Director	August 2007
A.R. Gandhi	64	External Director	Liable to retire by rotation	September 2007

(1)	Independent directors are liable to retire by rotation.
(2)	Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.

On 17 July 2006, Mr. Amal Ganguli, Independent Director, joined the Board of Directors.

On 2 February 2007, the Board of Directors of the Company has, subject to the approval of shareholders, appointed Mr. N. Srinath as Managing Director and Chief Executive Officer of the VSNL Group with effect from 2 February 2007 for a period of five years. The shareholders in the Annual General Meeting held on 2 August 2007 have approved the appointment.

Mr. Vinod Kumar joined the Board of Directors on 2 February 2007.

Mr. S. Ramadorai joined the Board of Directors on 28 June 2007. Mr. Ishaat Hussain resigned from the Board of Directors on 27 June 2007.

Mr. N. Parameswaran, who was the non-retiring nominee of the Government of India on the Board of Directors , resigned with effect from July 19, 2007. The Government of India nominated Mr. A K Srivastava as a non-retiring Government Director and he was appointed as director from July 31, 2007 in place of Mr. N. Parameswaran.

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

Global Management Committee

The Company has set up a Committee to take strategic decisions, namely, Global Management Committee (GMC). GMC comprises nine members- Mr. N Srinath, Managing Director, Mr. Vinod Kumar, President, Global Data and Mobility Solutions, Mr. Michel Guyot, Head of Global Voice business, Mr. John Hayduk, Chief Technology Officer, Mr. Rajiv Dhar Chief Financial Officer, VSNL (India), Mr. Srinivasa Addepalli, Senior Vice-president, Corporate Strategy, Mr. Sandeep Mathur, Head of Corporate Affairs, Mr. M R Madhusudhan, Chief Network Officer, Global Operations and Mr. Govind Sankaranarayanan, Chief Financial Officer (VSNL International). The Committee will formulate strategies, bring in consensus and increase transparency. It will also look into the issues pertaining to networks, expansion, entry into newer geographies and human resources.

Other Principal Officers

The following individuals are the principal executive officers of the Company in addition to those officers who are members of the Board of Directors:

Name	Age	Position	Date of Joining VSNL
Satish Ranade	53	Company Secretary & Chief Legal Officer	May 1987
Sandeep Mathur	55	Head- Corporate Affairs	April 2002
Madhusudhan MR	43	Chief Network Officer	June 2004
Rajiv Dhar	44	Chief Financial Officer – (VSNL India)	June 2005
Govind Sankarnarayanan*	38	Chief Financial Officer – (VSNL International)	July 2005
Srinivasa Addepalli	32	Sr.VP- Corporate Strategy	July 2005
John Hayduk	38	Head- Network and Operations	September 2005
Michel Guyot	49	Head- Global Voice Business	February 2006
Nanda R	44	Sr.VP – Human Resources	April 2006
Sunil Joshi	43	President EBU	June 2007
Shankar M. Prasad	45	President – Retail Business	August , 2007
Stephane Lamoureux	39	Chief Information Officer	June 2007

*:	Govind Sankaranarayanan resigned as Director and Chief Financial Officer of VSNL International on September 10, 2007.

Set forth below is selected biographical information for certain of the Company’s directors and principal officers:

Mr. Subodh Bhargava

Born in Agra in 1942, Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Kolkata before joining the Eicher group of companies in Delhi in 1975. On March 31, 2000, he retired as the group chairman and chief executive and is now the chairman emeritus, Eicher group.

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

He was a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He was also the chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI).

Mr. Bhargava has been closely associated with technical and management education in India. He was the chairman of the Board of Apprenticeship Training and member of the Board of Governors of the University of Roorkee, the Entrepreneurship Development Institute of India, Ahmedabad.

He was also a member of the senior panel of the All India Council for Technical Education (AICTE) set up for a comprehensive evaluation of research in engineering and technology; and on the committee set up by the Ministry of Human Resource Department, Government of India for policy perspectives for management education in India.

He is currently on the board of the Centre for Policy Research and IIM, Indore; Member, Technology Development Board, Ministry of Science & Technology, Govt. of India; Director, Tata Steel Limited; Director, Power Finance Corporation, trustee, Bhartiya Yuva Shakti Trust; Executive Trustee, National Centre for Promoting Employment for Disabled Persons; chairman trustee Charity Aid Foundation. He is also on the boards of governors of other institutions for graduate engineering and bachelors and master’s degree programmes in business management.

He has been conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee.

Mr Bhargava is the Chairman of the Company and also Wartsila India Limited and director on the respective boards of several Indian corporates.

Mr. Srinath Narasimhan

Mr. N. Srinath was born on July 8, 1962. He received a degree in Mechanical Engineering from IIT (Chennai) and completed his Management Degree from IIM (Kolkata), specialising in marketing and systems.

Joining the Tata Administrative Services in 1986 as a probationer, Mr. Srinath has held positions in Project Management, Sales & Marketing, and Corporate functions in different Tata companies over the last 21 years. He has been responsible for setting up new projects in high technology areas like process automation and control, information technology and telecommunications. After his probation, he was a project executive in Tata Honeywell from 1987 to 1988, working on getting various approvals and the necessary project funding.

He then moved to Tata Industries as executive assistant to the chairman, an assignment he handled till mid – 1992.

He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years, during which period he handled a number of assignments in sales & marketing.

In March 1998, he returned to Tata Industries as general manager (projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer responsible for the operations of Tata Teleservices. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to VSNL as Director (Operations). In February 2007 he has been appointed as Managing Director of VSNL & CEO of VSNL Group of companies.

Mr. Kishor A. Chaukar

Mr. Kishor A. Chaukar (59), currently the Managing Director of Tata Industries Limited (TIL), is a post-graduate in management from the Indian Institute of Management at Ahmedabad.

TIL is one of the two principal holding of Tata companies, acts as its diversification and new projects promotion arm, and spearheads its entry into the emerging high-technology and sunrise sectors of the economy.

In his capacity as Managing Director of TIL, Mr. Chaukar is responsible for enhancing the value and interest of TIL in TIL divisions and in companies where TIL has made investments. One of the tasks performed in the quest for this value enhancement is to provide strategic direction to these companies.

Mr. Chaukar is a member of the group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He is on the Board of various companies like Tata Teleservices Limited, Videsh Sanchar Nigam Limited, Tata Autocomp Systems Limited, Tata Investment Corporation Limited, among others. He also oversees the functions of the Department of Economics and Statistics (DES) and the Tata Credit Card.

Mr. Chaukar is the chairman of Tata Council for Community Initiatives (TCCI) – the nodal agency of the Group on all matters related to social development, environmental management, bio-diversity restoration and conservation of wild life.

Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd. (July 1993 to October 1998), and a board member of ICICI Ltd. from February 9, 1995 to October 15, 1998. His other experiences include stints in Bhartiya Agro Industries Foundation, a public trust engaged in rural development on a no-profit no loss basis and based in Pune, Maharashtra, and Godrej Soaps Limited.

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

He took over as director of the then Ministry of Urban Development, Government of India in August 1991, and as director, Housing Division, Ministry of Urban Affairs and Employment, Government of India in July 1994. He was a member of the Indian delegation to the Habitat II City Summit, Istanbul. He then worked in the Administrative Training Institute, Nainital in the Decentralised Training for Urban Development Project, an Indo-Dutch collaboration with the Institute for Housing and Urban Development, Rotterdam.

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

Dr. Mukund Rajan

Dr. Mukund Rajan was born in Chennai on April 5, 1968. He completed his B. Tech at the Indian Institute of Technology, Delhi in 1989, and served in his final year as general secretary of the Student Affairs Council. He received a Rhodes Scholarship to study at Oxford University, where he completed a Masters and Doctorate in International Relations. His doctoral dissertation was published by Oxford University Press, and is titled “Global Environmental Politics – India and the North-South Politics of Global Environmental Issues”.

Dr. Mukund Rajan joined the Tata through the Tata Administrative Service (TAS) in January 1995. He was assigned to the office of Mr. Ratan Tata, chairman, Tata Sons Limited, in 1996. While he continues to support Mr. Tata as a member of his office, Mukund also serves on the Boards of several Tata companies, including the Group’s telecom enterprises, Tata Teleservices Limited (TTSL), Videsh Sanchar Nigam Limited (VSNL) and VSNL International Pte. Limited (VIPL). Dr. Mukund Rajan recently completed serving a term as the president of the Association of Unified Telecom Service Providers of India (AUSPI).

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

Dr. Sampath also holds a Diploma in Tourism and has completed a large number of specialised training programmes and courses, notably in human rights and social work. He was awarded an honorary D. Litt for his contribution to global peace efforts by the World Peace Academy, Chicago, USA in 1994. He has published numerous research papers and traveled widely internationally, including on study tours. He has also published eight books on subjects such as travel, law and society.

Dr. Sampath is currently an empanelled advocate to both Canara Bank and Indian Overseas Bank, and a legal advisor to the Construction Industry Development Board of the Government of Malaysia. He started his career as a junior advocate for the Aiyer and Dalia law firm in 1981 and has since served as a legal advisor to the Tamil Nadu Industrial Development Corporation.

Dr. Sampath has served on various government committees including the advisory committees of the Central Board of Film Certification and the All India Radio, both of the government of India, Chennai. He is the chairman of various non-governmental organisations in Chennai including the Inter-University Cultural Service, the Madras Development Society, the India International Tourism Centre, the Indian Institute for Aids Prevention, the International Centre for Human Rights and the National Development Trust.

Mr. Amal Ganguli

Mr. Amal Ganguli, 66, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Chartered Accountants of England and Wales and a member of the New Delhi chapter of the Institute of Internal Auditors, Florida, U.S.A. He was the Chairman and Senior Partner of Pricewaterhouse Coopers (PWC), India till his retirement on 31st March, 2003. Besides his qualifications in the area of accounting and auditing, Mr. Ganguli is a fellow of the British Institute of Management and alumnus of IMI, Geneva.

Mr. Ganguli, trained in the UK to become a Chartered Accountant. He was econded as a Partner to PWC, UK/USA for a year in 1972-73. During his career spanning over 40 years, Mr. Ganguli’s range of work included International Tax advice and planing, cross border investments, Corporate mergers and re-organisation, financial evaluation of projects, management, operational and statutory audit and consulting projects funded by International funding agencies. In the course of his professional career, he has dealt with a variety of clients including US AID, World Bank, ADB, NTPC, Alcatel, GE, Hindustan Lever, STC, Hewlett Packard and IBM.

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

Mr. Vinod Kumar

As president and managing director of VSNL International Pte. Ltd. (VSNL International), a subsidiary of the Company, Mr. Kumar is responsible for expanding VSNL International’s roadmap and charter into the global communications market. Enhancing the service capabilities and customer facing activities in strategic markets beyond the shores of India in a nut shell sums his mandate. Besides heading these strategic initiatives, Mr. Kumar is also responsible for the Wholesale Data, Global Mobile and International Enterprise lines of business and meeting the company’s ambitious targets.

Mr. Kumar has a wide range of cross-functional experience in the telecommunications industry. He also has an impressive track record in developing business strategies and creating fast growth organizations.

He was previously Senior Vice-President of Asia Netcom and responsible for all aspects of generating top-line growth, including strategy formulation, product marketing and sales. He was actively involved in all aspects of the financial restructuring, and eventual asset sale of Asia Global Crossing to China Netcom, resulting in the formation of Asia Netcom.

In 1999, Mr. Kumar joined WorldCom Japan as Chief Executive Officer and prior to that, he held various senior positions in Global One in the United States and Asia where he has had major responsibilities in market management, sales, marketing, product management, multinational account management and operations.

Mr. Kumar holds a Masters in Business Administration from The American University. He also graduated with honors in Electrical and Electronic Engineering at the Birla Institute of Technology and Science in India.

Mr. S. Ramadorai

Mr. S. Ramadorai, 63, Chief Executive Officer and Managing Director of Tata Consultancy Services, has been associated with TCS for the past thirty five years. He took over as chief executive officer of TCS in 1996 and has been instrumental in building TCS to a $4.3 Billion global IT services, business solutions and outsourcing company, with a talent base of over 85,000 people, geographical reach of 39 countries and an enviable client list which includes six of the top ten Fortune companies. Mr. Ramadorai has now set his sights on ensuring that TCS is among the Global Top Ten Software companies. In October 2006, TCS was recognized by the Economic Times as the company of the Year, a fitting tribute to its increasing global presence.

Mr. Ramadorai’s contributions to the industry have been well recognized through the numerous awards he has received. In 2002, he was awarded with CNBC Asia Pacific’s prestigious ‘Asia Business Leader of the Year’ Award. He has been honoured with the position of “IT Advisor to Qingdao City’, People’s Republic of China. In November 2006, Ernst & Young awarded Mr. Ramadorai the Entrepreneur Manager of the Year award. He has been recognized by Computer Business Review in July 2006 as the sixth most influential IT leader in the world. In recognition of Mr. Ramadorai’s commitment and dedication to the IT industry, he was awarded the “Padma Bhushan” by the Government of India in January 2006.

Mr. Ramadorai holds chairmanships and directorships of several Tata companies and is on the board of directors of Hindustan Unilever Limited and Nicholas Piramal India Limited. He is a member of the Corporate Advisory Board, Marshall School of Business (USC) as well as the Said Business School at Oxford. Among his other distinctions, Mr. Ramadorai is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), The Computer Society of India (CSI) and the Indian National Academy of Engineering.

Mr. Ramadorai holds a Bachelors degree in Physics from Delhi University, India, a Bachelor of Engineering degree in Electronics and Telecommunications from the Indian Institute of Science, Bangalore, India, and a Masters degree in Computer Science from the University of California—UCLA, USA.

Mr. A.K. Srivastava

Mr. A.K. Srivastava was born on July 20, 1951. Mr. Srivastava is a Bachelor of Science and has a Master’s Degree in Science besides being a Graduate from the Institution of Electronics and Telecommunication Engineers (IETE).

Mr. Srivastava joined the Government of India service in 1973. Thereafter, Mr. Srivastava had worked in various departments of the Government of India and has a wide experience in the telecommunications industry. Mr. Srivastava is currently the Deputy Director General (Access Service), Department of Telecommunications, Government of India.

Mr. A R Gandhi

Arunkumar Ramanlal Gandhi became an Executive Director of Tata Sons Ltd in August 2003, and is a member of the Group Corporate Centre of the Tata companies. He is a fellow member of the Institute of Chartered Accountants in England and Wales and the Institute of Chartered Accountants of India. He is an associate member of the Chartered Institute of Taxation, London.

Prior to joining Tata Sons, he was with M/s N. M. Raiji & Co., Chartered Accountants. He joined the firm as a partner in July 1969 and in 1993 became a senior partner. The firm has more than 60 years of professional standing.

As Executive Director of Tata Sons Ltd, Mr. Gandhi has been assisting the Tata companies in acquiring diverse assets and companies across the globe. This has enabled the Tata companies to acquire critical assets, resources and access to world class R&D facilities.

In the course of his professional career, Mr. Gandhi has worked on numerous mergers and acquisitions, both cross-border and domestic transactions.

Mr. Gandhi has been a member of various committees constituted by industry forums and regulatory bodies such as SEBI’s Takeover Panel Exemption Committee and the Institute of Chartered Accountants of India’s Accounting Standards Board among various others.

Principal Officers

Mr. Satish G. Ranade, Company Secretary and Chief Legal Officer, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a member of the institute of Company Secretaries of India. Mr. Ranade holds degrees in commerce and law from the University of Mumbai.

Mr. Sandeep Mathur, Head Corporate Affairs is an Electronics Engineer from the Indian Institute of Technology, Kanpur and a Gold Medalist from the Indian Institute of Management, Ahmedabad. He joined Philips India in 1973 and in 1978 he joined Tata Administrative Services from where he was deputed to Nelco as an Area Manager (North). He spent 17 years in Modi Xerox in two stints, with two years in between with the DCM Group. Thereafter he went to TVS Electronics and then to Tata Teleservices (AP Circle). On December 1, 2002 he joined the Tata Indicom Enterprise Business Unit (“TIEBU”) and subsequently when TIEBU was consolidated into the Company on April 1, 2004, he was designated as Head of the Enterprise Business Unit.

Mr. Mysore Madhusudhan, Chief Networks Officer is a Bachelor of Civil Engineering from University of Visweswarayya College of Engg., Bangalore, India. He has also undergone 6 weeks course in CSM-California (Lucent Deputation). He has worked with various companies like NDDB, BPL Mobile and Lucent Technologies before joining the Company in June 2004.

Mr. Rajiv Dhar, Chief Financial Officer is a Chartered Accountant and also holds a Bachelors Degree with Honors from Delhi University. His experience of more than 20 years includes more than 12 years is with various Tata Companies. He has successfully lead and managed teams within corporate finance, corporate strategy, M&A, accounting operations, cost management and taxation. He has worked in telecommunication, oil & gas, construction/real estate, and manufacturing industries. He joined the Company from Tata Industries Ltd in June 2005.

Mr. Govind Sankaranarayanan is head of Finance and Tax for the combined international organization. Prior to this he was Vice President – Finance, for VSNL and held a number of finance and general management roles within the Tata companies. Mr. Sankaranarayanan began his career in the Tata Administrative Service in 1992 as the Executive Assistant to the Managing Director of Tata Tea Ltd. In 1995, he worked as part of an association between Tata Tea and Monsanto for the launch of branded sugar. Mr. Sankaranarayanan holds an Honours degree in Chemical Engineering from the Birla Institute of Technology and Science, Pilani, an MBA from the Indian Institute of Management, Bangalore and a Masters in Finance with Distinction from London Business School. In 1999, he was selected by the British Foreign and Commonwealth Office as one of 12 Indian managers who was awarded the Chevening Scholarship.

Mr. Srinivasa Addepalli, Sr. VP-Corporate Strategy is a Post-graduate in management from IIM, Ahmedabad and an Electronics Engineer. He worked with the Tata Strategic Management Group, focusing on the telecom and media industries. He was closely involved with the formulation of the Tata companies telecom strategy and business plans, including the acquisition of VSNL and expansion of Tata Teleservices. Later, he joined Tata Industries in the Group Chairman’s Office, responsible for co-ordinating the various telecom activities within the Group. Srinivasa is on deputation to VSNL from Tata Industries.

Mr. John Hayduk is head of Network and Operations for the combined international organization. He has over 15 years Telecommunications experience with significant background in software development and building large systems. Prior to joining VSNL, he ran Telcordia’s IMS/Network business unit, and had overall product management responsibilities, including managing a P & L for three major product lines. Previously, he held other senior management positions. Mr. Hayduk has a B.Sc in Computer Science from Penn State University and an MS in Information Networking from Carnegie Mellon.

Mr. Michel Guyot is head of the Company’s Voice Business. Prior to this he was Vice President – International Markets (Europe, Middle East, Africa, Asia-Pacific) for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot also served as Teleglobe Inc.'s Executive Director - Marketing from September 2001 to May 2002 and as its Executive Director - Europe from 2000 to 2001. Mr. Guyot received a bachelor’s degree in commerce from L’Ecole des Hautes Etudes Commerciales, University of Montreal. He has over 25 years of international telecommunications experience. Since 2004, Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

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

Mr. Sunil Joshi has joined the Company in June 2007 as President-EBU. Mr. Sunil completed his MBA( Marketing) in 1987 and has also completed his PG Diploma in Computer Applications in 1987 and has around 19 years of experience across four organizations. He started his career with HCL(Hewlett) in 1988. In 1994 he joined IBM Ltd. as Country Client Manager-BFSI ISU. In 1998 he joined IBM, New Zealand and thereafter IBM,Australia as X-Series Business Unit Executive. In New Zealand he has been associated with Azimuth Consulting Limited where he has been responsible for Telecommunications and Banking sector and also to develop strong and strategic relationships with key clients i.e. Telecom NZ etc.Prior to this between 2002-2006, he worked with Telstra and his last stint there was as Head of Business Markets accountable for the sales, service, solutions and product development & marketing of telecommunications solutions to Business customers. Sunil has had global exposure by virtue of being born in Cairo (Egypt), and has had the opportunity to work in countries like India, Africa , Guyana, The Caribbean (Trinidad), North America and New Zealand which has contributed tremendously to increase his understanding on cultural dynamics and diversity.

Mr. Shankar M Prasad, President – Retail Business is a mechanical engineer from UVCE, Bangalore (’85) and an MBA from XLRI, Jamshedpur (’88). He started his career as an Engineer Trainee with Bharat Fritz Werner Ltd. in 1985. Post his MBA from XLRI, he worked with Blow Plast Ltd. as Area Sales Executive in the Leo Toys Division for 2 years. In 1990 he moved to Wiltech India, where he worked for over a year and left them as Sr. Area Sales Manager in Bangalore. Mr. Prasad moved as Group Leader, Toyota Division of Suhail and Saud Bahwan in 1991, based out of Muscat, Sultanate of Oman where he spent a little over 4 years. In 1996 he moved back to Bangalore with Pagepoint Services where he held several marketing / customer service and operations portfolios in his 4 year stint. He next moved as AGM – Marketing with BPL Mobile in Mumbai where he spent a year. Since August 2001, Mr. Prasad was with Bharti Airtel Ltd., starting as GM – Sales for Karnataka till March 2003. He took over as Vice President – Customer Service Delivery, Karnataka – a role he held till January 2004. Post this he moved as COO for the UP (East) circle. Mr. Prasad joined the Tata on August 8, 2007 as President for the Retail Business of VSNL, which is responsible for broadband, dial-up internet, out-of-home WiFi and content services.

Mr. Stephane Lamoureux is Chief Information Officer for VSNL globally. Prior to this, he was Vice President of IT for Teleglobe and VSNL International. Mr Lamoureux has served in senior and executive positions on a global basis with such Telecom leaders as Bell Canada and Alcatel along with banking industry leader like BNPParibas. Mr. Lamoureux received a Bachelor's degree in Information Management from Concordia of Montreal and is finalising a Master of Science degree presently. He has close to 20 years experience in the Telecommunication and Banking industry and is a prominent member of major IT leadership organisations from Governance to security.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company.

Compensation of Directors and Officers

The directors of the Company, other than the full-time directors of the Company received a sitting fee not exceeding Rs.10,000 (US$232.02) (Rs.5,000 until March 1, 2006) for attending each Board and Committee meeting. During fiscal 2007, Rs.13,70,000(US$31,786.54) were paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

At the 20th Annual General Meeting of the shareholders of Company the shareholders approved payment of remuneration upto a sum not exceeding 1 percent per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 249 and 350 of the Indian Companies Act) to be distributed amongst the directors of the Company (other than the Whole-time Directors), in such amounts or proportions and in such manner and in all respects as may be decided by the Board of Directors for each year over a period of five years commencing 1 April 2005. Accordingly, for the financial year 2006-07, the Board of Directors approved payment of remuneration to the non-executive directors (NEDs) by way of commission at a rate not exceeding 1percent per annum of the profits of the Company (computed in accordance with Section 309(5) of the Companies Act). The commission to NEDs is distributed broadly on the basis of their attendance and contribution at the Board of Directors and certain Committee meetings as well as the time spent on operational matters other than at such meetings. After approval of annual accounts at the 21st Annual General Meeting of the Company held on 2 August 2007, the applicable commission has been paid to the NEDs.

The details of commission to be paid to the non-executive directors for the year 2006-07, are as follows:

Name of the Director	(Amount in Rs.’000)
	Commission	Sitting Fees Paid
Mr. Subodh Bhargava (Chairman Board; Chairman of Audit Committee till 19 October 2006)	659.3	190.0
Mr. Kishor Chaukar	242.9	200.0
Mr. Pankaj Agrawala	297.4	140.0
Dr. Mukund Govind Rajan	178.5	130.0
Mr. P.V. Kalyanasundaram	317.2	150.0
Dr. V.R S. Sampath	198.3	160.0
Mr. Amal Ganguli (Chairman of Audit Committee from 19 October 2006)	356.9	140.0
Mr. Vinod Kumar* (Director w.e.f. 2 February 2007)	NIL	NIL
Mr. Mr. S. Ramadorai (Director w.e.f. 28 June 2007)	NA	NA
Mr. A K Srivastava (Director w.e.f. 31 July 2007)	NA	NA

Mr. A.R. Gandhi (Director w.e.f. 10 September 2007)	NA	NA
Mr. Ishaat Hussain (Director until 27 June 2007)	317.2	150.0
Mr. N. Parameswaran (Director until 19 July 2007)	218.1	110.0
Total	2785.8	1370.0

*	Mr. Vinod Kumar being the managing director and an employee of an international subsidiary of VSNL, no sitting fees/commission is deemed payable to him.

For the fiscal year ended March 31, 2007, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company mentioned herein was approximately Rs.130.18 million (US$3.02million), and individual compensation of executive Director and principal officers was as follows:

	Gross Remuneration in fiscal 2007
Name	(Rs.)	(US$)
N. Srinath	8,586,853	199,231
Vinod Kumar*	17,384,963	403,363
Satish Ranade	4,959,986	115,081
Sandeep Mathur	6,688,318	155,181
Michel Guyot*	21,823,986	506,357
John Hayduk*	27,153,000	630,000
Madhusudhan MR	6,249,368	144,997
Rajiv Dhar	4,385,699	101,756
Govind Sankarnarayanan*	23,381,750	542,500
Srinivasa Addepalli	3,053,213	70,840
Nanda R	2,355,159	54,644

*	: Officers employed by and on the rolls of VSNL International.

For the fiscal year ended March 31, 2007, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers (except for Mr. Michel Guyot which is given below) and directors directly on the rolls of the Company was approximately Rs.7.96 million (US$0.18 million).

Pension benefits for Mr. Michel Guyot are accrued under the provisions of the Teleglobe Contributory employees’ pension plan (the “Registered Plan”) and the Supplementary Pension Agreement (the “SPA”). These plans are intended to provide a combined pension at normal retirement age of 65 that is equal to 2% of the highest average salary minus 0.7% of the final average Year’s Maximum Pensionable Earnings (YMPE of $43,700 in 2007) multiplied by the years of credited service, with a maximum of 35 years of credited service. The average salary is based on the annual basic salary in consecutive period of 6 years in which the salary was the highest. The pension is payable without reduction at age 60 or at age 55 if 30 years of service, including an additional temporary pension payable before age 65. As of March 31, 2007, Mr. Guyot has completed 30 years of credited service into these plans and is therefore entitled to an unreduced pension at age 55. At that age, based on current highest average salary and current average YMPE, these plans would provide Mr. Guyot an annual pension of $165,000 before age 65 and $155,000 thereafter based on 35 years of credited service.

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

Share Ownership

As of July 31, 2007, other than one member, none of the other members of the Board of Directors held any shares of the Company. Dr. Mukund Rajan, external director on the Board, held 15 equity shares of the Company. The executive officers of the Company either individually or as a group did not beneficially own more than one percent of the Company’s issued and outstanding equity shares.

BOARD COMMITTEES

Audit Committee

The audit committee consists of four members. Mr. Amal Ganguli, Independent Director, became the Chairman of the Audit Committee w.e.f. 19 October 2006. Mr. Ganguli who is Fellow of the Institute of Chartered Accountants in England and Wales, Fellow of Institute of Chartered Accountants of India, Fellow of British Institute of Management, Member of New Delhi Chapter of Institute of Internal Auditors, Florida, USA. Mr. Ganguli has necessary and sufficient financial and accounting background.

The other members of the committee are Mr. Pankaj Agrawala, Government Nominee Director, and Mr. P.V. Kalyanasundaram, Independent Director and Mr. Subodh Bhargava, Independent Director. Mr. Satish Ranade, Company Secretary and Chief Legal Officer is the audit committee’s Secretary.

The audit committee’s powers and terms of reference have been set in light of the requirement of the Companies Act, 1956 and clause 49 of the Company’s listing agreement with the Indian stock exchanges as well as US securities laws. The broad powers and scope of the committee is as follows:

Powers of Audit Committee

1)	To investigate any activity within its terms of reference.

2)	To seek information from any employee.

3)	To obtain external legal or other professional advice.

4)	To secure attendance of outsiders with relevant expertise, if it considers necessary.

Terms of Reference of the Audit Committee

1)	Oversight of the Company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

2)	Recommending to the Board of Directors, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixing of audit fees.

3)	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4)	Reviewing, with the management, the annual financial statements before submission to the Board of Directors for approval, with particular reference to:

a)	Matters required to be included in the Director’s Responsibility Statement to be included in the report of the Board of Directors pursuant to clause (2AA) of section 217 of the Companies Act, 1956

b)	Changes, if any, in accounting policies and practices and reasons for the same

c)	Major accounting entries involving estimates based on the exercise of judgment by management

d)	Significant adjustments made in the financial statements arising out of audit findings

e)	Compliance with listing and other legal requirements relating to financial statements

f)	Disclosure of any related party transactions

g)	Qualifications in the draft audit report.

5)	Reviewing, with the management, the quarterly financial statements before submission to the Board of Directors for approval

6)	Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.

7)	Reviewing the adequacy of the internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8)	Discussion with internal auditors on any significant findings and follow up thereon.

9)	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board of Directors.

10)	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11)	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12)	To review the functioning of the Company’s Whistle Blower mechanism.

13)	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

Scope Of The Audit Committee under Sarbanes Oxley Act

1)	To establish procedures for the receipt, retention, and treatment of complaints received by VSNL regarding accounting, internal accounting controls, or auditing matters;

2)	To take due actions as required under VSNL’s Whistleblower Policy from time to time.

Review of information by Audit Committee

The Audit Committee shall mandatorily review the following information:

1.	Management discussion and analysis of financial condition and results of operations;

2.	Statement of significant related party transactions (as defined by the audit committee), submitted by management;

3.	Management letters / letters of internal control weaknesses issued by the statutory auditors;

4.	Internal audit reports relating to internal control weaknesses; and

5.	The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

Remuneration Committee

The Remuneration Committee consists of two members. The members are Mr. Subodh Bhargava and Mr. Kishor Chaukar. Mr. Kishor Chaukar joined the Remuneration Committee on June 9, 2005. Mr. Satish Ranade, Company Secretary and Chief Legal Officer is the Remuneration Committee’s Convenor. Mr. N. Parameswaran was made the member of the Remuneration Committee at the Meeting of the Board of Directors held on 26 May 2007 who on his resignation as director, ceased to be the member of the Committee on 19 July 2007.

Employees

As of March 31, 2007, the Company had a total of 4,401 employees of which 3,201 employees were employed by the Company in India. Of the employees in India 2,661 were executive employees (technical employees and other employees with the rank of officer or higher, including fulltime directors of the Company) and 540 were non-executive employees. As of March 31, 2006, and March 31, 2005, the Company had 4,013 employees and 2,479 employees, respectively. Upon its establishment in 1986, the Company assumed responsibility for all the 3,148 employees of the Overseas Communications Service (690 executives and 2,458 non-executives). Since then, the Company has gradually rationalized its work force, both reducing the total number of employees and increasing the proportion of employees who are engineers or otherwise highly skilled. The Company seeks to improve employee productivity through continuing education and training and by emphasizing the importance of quality of service and customer satisfaction. The Company does have few employees who have been deputed from the Tata companies.

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

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and the Company’s practice under Indian law. This table is also publicly available on the Company’s website, www.vsnl.com (specific URL: http://www.vsnl.in/aboutvsnl/corp-governance.php ), along with other information about the Company’s corporate governance practices.

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

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no such requirement.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. The Company does not have such a committee.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and one independent director.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of four non-executive directors out of which three are independent, including the committee’s chairman and one of which is a government representative who falls within an exemption to the independence requirement.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges and SOX compliance requirements.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2006-07 (Page 20 to Page 36.) under the headings:

•        Report on corporate governance for the year 2006-07

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

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation in October 2006.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2007, approximately 50.11 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other Tata companies, and approximately 26.12 percent was held by the Government of India.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Equity Shares as of March 31, 2007, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	115,988,857	40.70
Government of India (2)	74,446,885	26.12
Tata Sons Limited	24,260,497	8.51
Life Insurance Corporation of India	19,850,697	6.97

(1)	Number of shares and percentage ownership is based on 285,000,000 Equity Shares outstanding as of March 31, 2007. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All equity shares issued in India have the same voting rights. We have not issued different classes of securities.
(2)	The shares owned by the Government of India are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Equity Shares. As of March 31, 2007, approximately 17,608,384 Equity Shares (6.18 percent of the total Equity Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Equity Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the Shareholders’ Agreement, excepting matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act, the Government of India or any other entity nominated by it is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the equity shares of the Company held by the Government in the manner directed in writing by Panatone Finvest Limited.

Related Party Transactions

The Company’s principal related parties consist of its principal shareholders, government departments of the Government of India, companies owned or controlled by the Government of India and subsidiaries/affiliates of the Company. The Company routinely enters into transactions with its related parties, such as for the provision of telecommunication services, paying license fees and the subletting of premises, etc.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and on two occasions, the Company had offered loans for purchase of equity shares of the Company offered to them by the Government of India from its holdings. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2006 and 2007, amounts receivable from employees aggregated to Rs.82 million and Rs.52 million, respectively, and are included in other current assets. Interest free short-term advances made to employees aggregated Rs.9 million and Rs.5 million as of March 31, 2006 and 2007, respectively.

The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of property for housing. The cost of the interest subsidy of Rs.29 million, Rs.19 million and Rs.17 million for the years ended March 31, 2005, 2006 and 2007, respectively, is included in staff costs.

Loans to executive officers include an advance to Mr. Satish Ranade of Rs.207,264 towards the purchase of shares of the Company in connection with an offer made by the Government of India to eligible Company employees as part of the disinvestment of its holding in the Company and a loan of Rs.37,000 towards the purchase of a vehicle. The loans were made in February 2002 and August 2001, respectively. On March 31, 2007, the amounts outstanding were Rs.80,847 and Rs.9,453 respectively. The interest rates on the loans is 4 percent.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2006 and 2007;

•	Consolidated Statements of Operations for the years ended March 31, 2005, 2006 and 2007;

•	Consolidated Statements of Cash Flows for the year ended March 31, 2005, 2006 and 2007

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2005, 2006 and 2007; and

•	Notes to the Consolidated Financial Statements.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

License fees

The Company has been claiming the license fees paid by it to the DoT as a deductible expenditure. The Income Tax Department of the Government of India has disputed this claim of the Company from fiscal 1994 to fiscal 1998. The year-wise status of this issue is as follows:

Fiscal 1994: The Company’s claim was disallowed. However, the Company received a favorable ruling from the Commissioner of Income Tax (Appeals) and also from the Income Tax Appellate Tribunal. Subsequently, the income tax department has moved this decision to the High Court of Judicature at Bombay (“High Court”) contesting the allowance of this expenditure.

Fiscal 1995: The Income Tax Appellate Tribunal passed an order in favor of the Company. The Income Tax Department appealed this decision to the Mumbai High Court. The Central Board of Direct Taxes then asked the Income Tax Department to withdraw the case when it came for hearing before the High Court.

Fiscal 1996,1997 and 1998: The Commissioner of Income Tax (Appeals) allowed this expenditure in favor of the Company.

We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decision is given against the Company by the High Court, the negative impact on the Company would be approximately Rs1,400 million (US$ 32.48 million).

Tax Benefit Claim

The Indian tax authorities have taken the position that the Company is not entitled to certain tax benefits claimed by it in the fiscal years 1996 to 2004 with respect to a portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. The year-wise tax imposed by the Income Tax Department (including interest but excluding penalties and measured as of March 31, 2007) is as follows:

Fiscal year	1996	1997	1998	1999	2000	2001	2002	2003	2004
Claim of Tax (Rs. Million)	161	336	933	1643	1776	1218	975	971	420

The Company has paid all, but for a part of the amount pertaining to fiscal 2004 of the above amounts under protest but has not recognized the entire expense in its profit statements. The Company has disputed these claims for all the years. The Company’s claim has been dismissed by the first appellate authorities in respect of fiscal 1996, 1997, 1998, 1999, 2000 to 2003, while claims in respect of fiscal 2004 is still pending before the appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal in respect of these years. ITAT rejected the claim made by the company for fiscal 1996 and the company is currently in the process of filing an appeal before the next jurisdictional authority i.e. The Bombay High Court. The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of the tax benefit of Rs. 105 Million (US$2.41 million), excluding interest.

If all the disputed claims are dismissed against the Company, the aggregate negative impact on the Company will be approximately Rs.5,374 million (US$123.40 million) including interest but excluding penalties and measured as of March 31, 2007.

Reimbursement of DoT Levy

The Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during fiscal 1994. The tax authorities claim that the Company owes approximately Rs.3,302 million in respect of taxes due (including interest but excluding penalties measured as on March 31, 2007) in connection with such reimbursements. The Company has paid the entire amount under protest with respect to this claim. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be by this amount. The Company has not provided for this amount in its books.

ICO Global Loss Write-Off Issue

For fiscal year 2000 and 2001 the Indian tax authorities have disallowed Rs.5,128 million and Rs.52 million respectively towards the Company’s write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc., which filed for bankruptcy protection in the United States in 2000. The tax and interest demanded in this regard amounts to Rs.2,000 million and Rs.21 million respectively which has already been paid under protest. The Company has also provided for in its books Rs.1,974 million and 20 million, respectively. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be approximately Rs.27 million.

Levy of penalty : On account of disallowances of various claims / expenses in fiscal 2000, 2001 and 2002, the penalty aggregating to Rs. 6,830 million ( US $156.83 million) has been levied by the tax authority and which has been contested by the company. If the decision does not come in favour of the company, there would be a negative impact on the company to the tune of Rs. 6,830 million ( US $156.83 million).

The aggregate negative impact stated in each of the above cases, which considers certain eventualities such as the impact of unfavorable decisions and appeals, is higher than the amounts stated as contingent liabilities in the Company’s financial statements, which are based on tax demands raised by the Indian Income tax authorities and disputed by the Company.

Polargrid Litigation

Polargrid LLC, one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint seeks in excess of $1.5 billion in damages arising from the Company’s alleged breach and other alleged violations of the common law. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit, and has filed counterclaims seeking to be reimbursed for any and all money paid to Polargrid and its affiliates in connection with the potential transaction. Fact discovery is now closed in the matter, and expert discovery will begin shortly. Mediation process was conducted in August 2007 and now the matter will proceed for Jury trail on 28 January 2008.

FLAG Telecom Arbitration

In May 2006, Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration issued an Award on the interpretation of certain provisions of the Construction and Maintenance Agreement (C&MA) governing the FLAG Europe Asia (FEA) cable system to which FLAG Telecom Group Limited (FLAG) and the Company, and various other parties, are signatories. By a majority, the Tribunal ordered the Company to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Company has complied fully with the Tribunal’s Award. In September 2006, the Company filed a Writ in The Netherlands courts to seek to set aside the first ICC Award.

In December 2006, the Tribunal issued a second Award as to the terms and conditions pursuant to the C&MA to enable the lease of assignable capacity in the FEA cable by FLAG to International Telecommunications Entities (ITEs). A further Award was pending from the Tribunal regarding the level of charges which the Company is entitled to recover from FLAG in respect of the access granted to FLAG to lease assignable capacity. The Company has filed a Writ seeking to set aside the Second Partial Award.

In February 2007, FLAG filed a claim seeking monetary relief of Rs. 17,681 million (US$ 406 million), plus interest, arising from the previous ICC Awards. On the defence submitted by the Company in May 2007 to the above claim, FLAG revised its claim to Rs. 16, 754 million (US$ 384.7 million) in its August 2007 reply. The Company’s response to that claim is pending.

The Tribunal has now issued its Third Partial Award which decides the outstanding question of what “reasonable terms and conditions” the Company is entitled to under clause 8.3 of the C&MA in granting FLAG access to its Landing Stations. Being convinced that FLAG’s case is without merit, the Company filed an appeal in Netherlands Court. Flag filed its response to the petition in March 07. On this response of FLAG, the Company has filed a reply in April 07 and further filings from the parties would be soon completed. Date has been fixed by the Netherlands Court for final hearing of Company’s petition in February 2008.

C2C

On June 30, 2005, the Company acquired from Tyco Global Networks Ltd (“TGN”) all of the assets and liabilities relating to the Tyco Global Network. As part of this acquisition, the Company assumed the performance of a number of agreements, including several agreements previously entered into between TGN and C2C Pte Ltd (“C2C”) (hereafter the “C2C Agreements”). The C2C Agreements were entered into between Tyco and C2C in an attempt to settle an outstanding dispute between the parties in respect of Tyco’s construction of a cable system for C2C. One set of the C2C Agreements relates to C2C’s acquisition of the right to use up to 200G of capacity on TGN’s Pacific Network. Another set of the C2C Agreements relates to Tyco’s (now the Company’s) right to light and use a dark-fiber on the C2C Cable Network owned by C2C. Both C2C and Company delivered notices of default to each other alleging default by the other party of the C2C Agreements. The Company’s management engaged in discussions with C2C in an attempt to amicably resolve any and all claims each party may have against the other under the C2C Agreements and on September 28, 2007 the Company and C2C reached a settlement agreement in respect thereof. Although the terms of the settlement are confidential, the parties agreed to terminate the C2C Agreements, waive any and all claims against each other in respect thereof and enter into a new set of agreements (the “New Agreements”) by which each party will provide various telecommunications services to the other. The parties are currently in the process of implementing the terms of the New Agreements.

ITXC Corp. – Non compliance of U.S. Foreign Corrupt Practices Act (“FCPA”)

In August, 2004, Teleglobe initiated investigations into potential instances of non compliance with the FCPA by ITXC Corp. (“ITXC”), which it had recently acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”), of the matter. Teleglobe’s Audit Committee subsequently engaged an external law firm, Debevoise & Plimpton LLP (“Debevoise”) to assist with the investigation. Debevoise’s reports state that its investigation revealed that employees of ITXC did appear to have violated the FCPA and to have committed commercial bribery in connection with certain telecommunications contracts in Africa. As a result of the investigation (particularly with regard to ITXC’s agency agreement), a number of individuals initially hired by ITXC were terminated by Teleglobe. Debevoise’s reports also concluded that commercial bribery appeared to have occurred with regard to two agents retained by Teleglobe (with whom Teleglobe no longer carried on business) relating to one telecommunications carrier in Asia that is a Teleglobe customer. As a result of the investigation, Teleglobe’s Regional Sales Managing Director, Asia/Pacific and sales representative responsible for that carrier were terminated and several other employees were reprimanded. The Debevoise’s final report made a number of recommendations aimed at improving Teleglobe’s compliance practices and procedures, which recommendations were implemented by Teleglobe.

In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of US securities laws. Resulting from complaints filed by the SEC and DOJ in the federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, , the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees pleaded guilty to the charges and are scheduled to be sentenced in late October 2007. The Company intends to continue to fully cooperate with the SEC and the DOJ concerning these matters. Based on Debevoise’s investigation into the actions of former ITXC employees and any additional factors arising from Debevoise’s final report, the Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to the Company’s results of operations in the quarter in which it is imposed.

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

Dividends

Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. In addition, the Board of Directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of ADRs are entitled to receive dividends payable in respect of the Equity Shares represented by their ADSs. The Equity Shares represented by ADSs rank pari passu with existing Equity Shares of the Company in respect of dividends. Cash dividends in respect of the Equity Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York (the “Depositary”) in Rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into US Dollars and distributed, net of the Depositary’s fees and expenses, to the holders of such ADRs.

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

The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
	Indian Rupees	US$(1)
2007	4.50	0.10
2006	4.50	0.10
2005	6.00	0.14
2004	4.50	0.10
2003	8.50	0.19

(1)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.

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

The Company’s ADSs represented by ADRs are listed on the New York Stock Exchange (NYSE) and on September 28, 2007, the last reported sale price was US$ 21.92 per ADS on the New York Stock Exchange. Each ADS represents two shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement.

The number of outstanding Shares of the Company as of March 31, 2007 was 285,000,000. As of March 31, 2007, there were 60,923 record holders of the Shares listed and traded on the Indian Stock Exchanges. As of March 31, 2007, there were approximately 8,804,192 of the Company’s ADRs (equivalent to 17,608,384 Shares).

Price History

Principal Market for the Company’s ADSs

The table below sets forth, for the periods indicated, the price history of the equity shares and ADSs on the BSE, NSE and NYSE.

	BSE Price per Equity Share1 (In Indian Rs.)		NSE Price per Equity Share2 (In Indian Rs.)		NYSE Price per ADS3 (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2007	515.35	300.05	515.80	300.10	23.67	13.01
2006	493.45	180.00	493.50	161.00	21.57	8.30
2005	252.60	115.00	252.00	110.05	11.10	5.46
2004	210.80	68.00	210.40	68.50	9.63	2.95
2003	202.00	71.50	197.40	71.20	8.08	3.10

Fiscal	High	Low	High	Low	High	Low
2007
First Quarter	515.35	300.05	515.80	300.10	23.67	13.01
Second Quarter	431.65	337.80	431.90	337.40	18.46	14.65
Third Quarter	472.00	371.55	472.90	370.05	21.08	17.02
Fourth Quarter	514.90	342.20	514.90	336.60	23.20	15.30
2006
First Quarter	251.90	180.00	251.95	161.00	11.35	8.30
Second Quarter	444.70	243.00	444.60	243.30	19.94	11.33
Third Quarter	430.55	270.10	430.90	270.00	18.95	12.15
Fourth Quarter	493.45	351.00	493.50	350.55	21.57	15.83

Month	High	Low	High	Low	High	Low
September 2007	459.50	392.25	460.75	382.00	23.00	19.02
August 2007	457.00	360.50	457.90	359.00	23.54	16.29
July 2007	507.00	446.00	506.20	445.00	24.89	21.45
June 2007	487.50	442.35	486.90	446.00	23.79	21.52
May 2007	499.90	439.90	497.80	439.00	23.79	20.91
April 2007	455.00	389.50	454.50	385.00	21.80	18.08
March 2007	428.40	342.20	433.00	336.60	19.96	15.30

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

On September 28, 2007, the closing price of the Company’s ADSs on the New York Stock Exchange was US$ 21.92

Source: NYSE.

The shares of the Company are compulsorily traded in dematerialised form on BSE and NSE.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not Applicable.

Memorandum and Articles of Association

Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles of Association and the Indian Companies Act. The Company is registered under the Indian Companies Act with the Registrar of Companies, Mumbai, India with Company Identity Number (CIN) L64200MH1986PLC039266. The following description of the Company’s Memorandum and Articles of Association does not purport to be complete and are qualified in their entirety by the Company’s Memorandum and Articles of Association that were filed on September 29, 2004 with the SEC as exhibits to the Company’s annual report for fiscal 2004.

The Memorandum and Articles of Association of the Company were drafted and adopted by the Company in 1986 , and were designed to provide necessary authority to The President of India (the then majority shareholder) in terms of appointment of directors, powers of the Board of Directors and other operational aspects, subject to applicable statutory provisions. This was because the Company was formed as a wholly owned government company. Thereafter, the Memorandum and Articles of Association were amended several times to suit the changing business activities and structure of the Company as it evolved from a wholly owned government company as result of disinvestments by the Government of India from time to time. Between 1986 and 2002, while the shareholding of Government of India was reduced the Company continued to be a government company, and accordingly the restrictive provisions appropriate to a government company were implemented in its Memorandum and Articles of Association.

Since the Objects Clause contained in the Memorandum and the Articles of Association were framed in year 1986 and were largely based on the activities of the erstwhile Overseas Communications Service at the time of its conversion into a company, they needed to be suitably amended. The shareholders, by way of postal ballot approved the amendment to the Memorandum of Association of the Company and by way of a special resolution at their meetings held on August 20, 2002 and April 2, 2004 approved the amendments to the Articles of Association of the company. See “Item 6. Directors, Senior Management and Employees—Directors and Officers of the Company.”

The Indian Companies Act is the governing legislation of the Memorandum and Articles of Association of the Company and where any specific requirement is silent, the regulations as defined in the Indian Companies Act shall be construed to be applicable.

The main objects of the Company are set out in its Memorandum of Association, and include:

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

General

The Company’s authorized share capital is Rs.3,000,000,000, divided into 300,000,000 shares (each a “Share”) with a face value of Rs.10 each. At the date hereof, 285,000,000 Shares were issued and fully paid. SEBI has allowed Indian companies to split the par value of their Equity Shares into denominations lower than Rs.10 per share.

The Shares are in registered form. The Shares are the only class of share capital of the Company currently in existence. There are no convertible debentures or warrants of the Company currently in existence.

Directors

Pursuant to the Shareholders’ Agreement, the Board of Directors shall consist of up to twelve directors. As long as the Government of India holds at least 10 percent of the voting Equity Share capital of the Company, the composition of the Board of Directors shall be as follows: (1) four directors shall be permanent and non-retiring directors, of which the Government of India and Panatone Finvest Limited are entitled to nominate two each; (2) Four of the directors shall be retiring and independent directors, of which the Government of India and Panatone Finvest Limited are entitled to recommend two each (3) Four of the directors shall be retiring and non-independent directors, of which the Government of India and Panatone Finvest Limited are entitled to nominate two each, unless Panatone Finvest Limited owns (a) more than 25 percent but less than 30 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate three of the four directors and the Government of India will be entitled to nominate one of the four directors, or (b) more than 30 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate all four directors. In addition, Panatone Finvest Limited has the right to designate one of the directors nominated by it as the managing director of the Company, so long as it owns at least 25 percent of the Shares.

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

Compensation. Fulltime directors are entitled to receive compensation for their services to the Company. External directors are entitled to receive remuneration by way of a fee for attending each meeting of the Board of Directors or a committee thereof, which may be determined by the Board of Directors from time to time but which must be within the maximum limit prescribed under the Indian Companies Act. Subject to any provisions of the Indian Companies Act, directors may be entitled to additional remuneration, if called upon to perform any extraordinary service in behalf of the Company. Non-executive directors are also eligible to receive compensation by way of commission, provided such commission is recommended by the Board of Directors and pre-approved by the shareholders. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board of Directors or a committee thereof. Under the Indian Companies Act, an interested director shall not participate in any discussions on such matters and his presence shall not be counted for the purpose of forming a quorum for such matters. In absence of quorum such matters shall be decided by the shareholders at a general meeting.

Borrowing Powers. Subject to the provisions of the Indian Companies Act, the Board of Directors may pass a resolution at a meeting of the Board of Directors from time to time to borrow and/or secure the payment of any sum or sums of money for the purposes of the Company. The Board of Directors has the power, in its discretion, to determine the terms and conditions of such borrowing, including issuing bonds, debentures or any mortgage, charge or other security on the undertaking of any property of the Company.

Qualification; Retirement. A director need not hold any of the Company’s Shares to qualify as a director. There is no age limit requirement for a director’s retirement. However, with respect to a fulltime director who has attained the age of 70 years, his appointment/ continuation has to be approved either by the shareholders by a special resolution or by the Government of India.

Voting on Proposals. The Indian Companies Act specifies that a director’s power to vote on a proposal, arrangement, or contract in which the director is materially interested should be through a disclosure to the Board of Directors by the concerned director of the nature of his concern or interest. Such disclosure can be made as a general notice to the Board of Directors, which notice of disclosure shall expire at the end of the financial year in which it is given.

Voting Rights attached to a Class of Shares. There are no voting rights to decide on the eligibility of a retiring director to offer himself for re election at staggered intervals. There is no concept of cumulative voting. The Indian Companies Act provides for two thirds of the total strength on the Board of Directors to be appointed as directors to retire by rotation. Out of these retiring directors, one third shall retire every year at the Annual General Meeting. Such retiring directors being eligible can offer themselves for re-election.

Rights to shares in the Company’s profits. There are no provisions entitling a shareholder or directors for rights to share in the Company’s profits. The shareholders are entitled to dividends (cash and/or stock) if recommended by the Board of Directors and approved by the shareholders.

Sinking Fund & Other Provisions. Subject to the Indian Companies Act, the Board of Directors may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies, or for equalising dividends, or for special dividends, or for repairing, improving and maintaining any of the property of the Company, and for amortisation of capital and for such other purposes as the Board of Directors shall, in their absolute discretion, think conducive to the interest of the Company, and further, the Board of Directors may invest the several sums so set aside upon such investments, (other than shares of the company) as they may think fit from time to time to, deal with and vary such investments dispose of all or any part thereof for the benefit of the Company and may divide the reserve funds into such special funds, as they think fit and employ the reserve funds or any part thereof in the business of the Company, and that without being bound to keep the same separate from the other assets of the Company.

Changing Rights of shareholders. New Shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and if no direction be given as the Board of Directors of the Company shall determine. Section 86 of the Indian Companies Act provides for issue of new shares with differential rights and privileges to voting, dividend or otherwise as the shareholders may decide at a general meeting. Therefore the Memorandum of Association of the Company needs to be amended accordingly for changing the composition of the share capital after which such class of Shares can be issued. The Articles of Association provide for variation of the rights attached to each class of Shares with the consent of three fourth majority of a general meeting of that class as provided in the Indian Companies Act (Section 106).

Preventing Change of Control. The Articles of Association Company’s articles gives a right to the Board of Directors, subject to the provisions of the Indian Companies Act provisions, to refuse a transfer of shares and give a notice of refusal of such transfer within two months of date of receipt of request for transfer. However in the current scenario where the Shares are in dematerialized form, any change in ownership of the shares may not require the approval of the Board of Directors.

There are no provisions in the Memorandum or Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of Shares. However, such provisions are discussed later under “Takeover Code”.

Dividends

The Company’s shareholders may, at an Annual General Meeting declare a dividend upon the recommendation of the Board of Directors. The amount of the dividend, declared may not exceed the amount recommended by the Board of Directors although a lesser amount may be declared. Dividends are distributed and paid within 30 days of approval by the shareholders. The Board of Directors also is authorized under the Articles of Association to declare and pay interim dividends to shareholders. In India, the dividends are generally declared as a percentage of the par value of the Company’s Equity Shares. It is customary in India to pay to the holders of shares issued in any fiscal year a pro rata portion of the annual dividend from the date of issuance to the end of the fiscal year, unless otherwise stated.

Under the Indian Companies Act, dividends are payable only in cash to registered shareholders, the shareholder’s order or the shareholder’s banker’s order on a record date fixed prior to the relevant Annual General Meeting. The Indian Companies Act further provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account opened by the company at an approved bank. The Company transfers any dividends that remain unclaimed in the special bank account for seven years from the date of the transfer to an Investor Education and Protection fund established by the Government of India. Once transferred to this fund, such unclaimed dividends may not be claimed.

Dividends may be paid only out of profits of the Company for the relevant year after transfer to the reserves of the Company of a percentage of its profits for that year of not less than 2.5 percent if the dividend is in excess of 10 percent of the par value of its Equity Shares. The Indian Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits, subject to certain limitations.

Voting Rights

At any general meeting, voting is by show of hands (where each shareholder has one vote) unless a poll is demanded by at least ten percent of those entitled to vote on the resolution, or those holding Shares with a paid-up value of at least Rs.50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every Share held by the shareholder. The Chairman has a deciding vote in the case of any tie.

Any shareholder of the Company may appoint a proxy. The instrument appointing a proxy must be lodged with the Company at least 48 hours before the time of the meeting. A proxy is entitled to attend the meeting only in absence of the shareholder and the proxy is not entitled to vote on a poll. In addition, a proxy is not entitled to participate in the discussions at the general meetings. A corporate shareholder may appoint an authorized representative who may attend and participate in general meetings and vote in all respects as if a shareholder, both on a show of hands and upon a poll.

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions, such as alteration or amendment of the Memorandum and Articles of Association, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution by the members present in person or proxy and voting at the meeting.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Indian Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the company’s profit and loss account in the form of bonus Shares to shareholders (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

The Company may, by ordinary resolution, increase its share capital by the issue of new Shares or create a new class of shares. In addition, the rights attached to the shares of any class may be varied with the consent of shareholders holding not less than three-fourths of the issued shares of that class. The Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise determined by special resolution to that effect adopted at an Annual General Meeting of shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations, the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date within which the offer must be accepted, which may not be less than 15 days from the date of offer and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board of Directors is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles of Association.

General Meeting of Shareholders

The Company is required to convene an Annual General Meeting of its shareholders in every calendar year, or within 15 months of the previous Annual General Meeting. The Annual Accounts of the Company are required to be placed before the Annual General Meeting within six months from the end of the fiscal year. The Company may convene an Extraordinary General Meeting of shareholders when necessary, or at the request of a shareholder or shareholders holding not less than ten percent of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board of Directors. Written notice setting out the agenda of the a General Meeting must be given to the shareholders whose names are on the register at the record date at least 21 days (excluding the day of service) prior to the date of the General Meeting. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

The Annual General Meeting of shareholders must be held at the registered office of the Company or at such other place within the city in which the registered office is located; any Extraordinary General Meeting may, however, be held at any other place if so determined by the Board of Directors.

The Articles of Association provide that a quorum for a General Meeting is the presence of at least five shareholders, including a representative of the President of India and Panatone Finvest Limited.

In addition, the Articles of Association provides that the Board of Directors may, whenever they think fit and shall, on the requisition of the holders of not less than one tenth of the paid up-capital of the Company upon which all calls or other sums then due have been paid, as at the date carry the right of voting in regard to that matter forthwith proceed to convene an extraordinary meeting of the Company, and in the case of such requisition, the following provisions shall have effect:

1)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the office and may consist of several documents, in like-form each signed by one or more requisitionists.

2)	If the Board of Directors of the Company do not proceed within twenty one days from the date of the requisition being so deposited to cause meeting to be called on a day not later than 45 days from the date of deposit of the requisition, the requisitionists or a majority of them in value may themselves convene the meeting, but any meeting so convened shall be held within three months from the date of the deposits of the requisition.

3)	Any meeting convened under the Articles of Association shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board of Directors.

If, after a requisition has been received, it is not possible for a sufficient number of directors to meet in time so as to form a quorum, any director may convene an extraordinary general meeting in the same manner as early as possible as that in which meetings may be convened by the Board of Directors.

Register of Shareholders; Record Dates; Transfer of Shares

The Company’s share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, the Company may close the register of shareholders. The Indian Companies Act and the Company’s listing agreement with the BSE (and the other Indian stock exchanges) permit the Company, pursuant to a resolution of the Board of Directors and upon at least 30 days’ advance notice to the BSE (and such other Indian stock exchanges), to set the record date and upon 7 days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board (a statutory body which administers various laws affecting companies in India) may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares, before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

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

The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage “dematerialization” of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Indian Depositories Act, 1996. Charges for opening an account with a Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.l,000 for each day such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

Audit and Annual Report

The Company must circulate, at least 21 clear days before an Annual General Meeting of shareholders, a detailed version of the Company’s audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. The Company also is required under the Indian Companies Act to make available, upon request of any shareholder, a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

Under the Indian Companies Act, the Company must file with the Indian Registrar of Companies, the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of an Annual General Meeting, and an annual return within 60 days of the conclusion of the same.

Rights of the Government of India Under the Shareholders’ Agreement to be Exercised Through its Nominee Directors on the Board of Directors

Approval of Matters

(a) The property, business and affairs of the Company shall be managed exclusively by and be under the direction of the Board of Directors. The Board of Directors may exercise all such powers of the Company and have such authority and do all such lawful acts and things as are permitted by applicable law and the Memorandum and Articles of Association. Subject to (b) below, all decisions, actions and resolutions of the Board of Directors shall be adopted by the affirmative vote of a simple majority of the members of Board.

(b) Notwithstanding any other provision of the Shareholders’ Agreement or otherwise permitted or provided under the Indian Companies Act, no obligation of the Company or any of its subsidiaries shall be entered into, no decision shall be made and no action shall be taken by or with respect to the Company or any of its subsidiaries in relation to the following matters unless such obligation, decision or action as the case may be, is approved if, at any meeting of the Company’s shareholders, duly called for the purpose of considering such obligation, decision or action, by an affirmative vote of the one authorized representative of both the Government of India and Panatone Finvest Limited, and if at the meeting of the Board of Directors by an affirmative vote of, at least one nominee director of each of the Government of India and Panatone Finvest Limited:

(i) Any change in the Memorandum of Association and Articles of Association;

(ii) The granting of any security or the creation of any encumbrance on the assets of the Company or the incurrence of any indebtedness or guaranteeing of the debts of any person which in the aggregate at any time exceeds the net worth of the Company;

(iii) The taking of any steps to wind-up or terminate the corporate existence of the Company or any of its affiliates or entering into any arrangement with the creditors of the Company in relation to all or substantial part of the assets of the Company;

(iv) Any one or a series of transactions which causes a sale, lease, exchange or disposition of land and building of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing (as defined in the Shareholders’ Agreement);

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

(viii) Any change in the number of directors of the Company from that provided in the Shareholders’ Agreement;

(ix) Any agreement with or commitment to any shareholder or its principal(s) or their respective affiliates, except where, and to the extent, (a) such agreement or commitment between the Company or any of its affiliates on the one hand and the Government of India or any government authority on the other is required under applicable law or (b) such agreement is on an arms’ length basis and in good faith;

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

(xiii) The delegation by the Board of Directors to any person of the Board of Directors’ authority to approve or authorize any matter described in this sub-paragraph (b);

(xiv) Change directly or indirectly in the use of land and building of the Company other than for the purposes of the main objects of the Company as defined in the Memorandum of Association;

(xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipments or equipments not in use, of the Company or its subsidiary having an aggregate value exceeding 25 percent of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement; or

(xvi) Any commitment or agreement to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in the Shareholders’ Agreement, in the event any of the aforesaid items of business mentioned in (b) above is not approved by the Board of Directors or shareholders at a meeting or otherwise then such non-approved items shall not be implemented by the Company, Panatone Finvest Limited and the Government of India shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board of Directors or the shareholders shall not be considered as subject matter of dispute, difference, disagreement or the like between the Government of India and Panatone Finvest Limited and the non approval of such item of business will not be referred to arbitration under Shareholders’ Agreement.

Acquisition by the Company of its Own Shares

Under the Indian Companies Act, approval of at least 75 percent of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with prescribed rules, regulations and conditions of the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

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

The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in erosion of more than 50 percent (but less than 100 percent) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years and engaged in an industry listed in Schedule 1 of the Industries (Development & Regulation) Act, 1951 which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

The Takeover Code does not apply to:

(a)	allotment of shares in pursuance of an application made to a public issue.

(b)	allotment of shares pursuant to an application made by the shareholder for rights issue,

(c)	allotment of shares to the underwriters pursuant to any underwriting agreement;

(d)	interse transfer of shares amongst:-

(i)	group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969) where persons constituting such group have been shown as group in the last published Annual Report of the target company;

(ii)	relatives within the meaning of Section 6 of the Indian Companies Act, 1956 (1 of 1956);

(iii)	(a) Indian promoters and foreign collaborators who are shareholders;

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

(vi)	a merchant banker or a promoter of the target company pursuant to a scheme of safety net under the provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 in excess of limit specified in sub-regulation (1) of Regulation 11.

(f)	acquisition of shares by a person in exchange of shares received under a public offer made under these Regulations.

(g)	acquisition of shares by way of transmission on succession or inheritance;

(h)	acquisition of shares by government companies within the meaning of Section 617 of the Indian Companies Act, 1956 (1 of 1956) and statutory corporations;

(i)	transfer of shares from state level financial institutions, including their subsidiaries, to co-promoter(s) of the company or their successors or assignee(s) or an acquirer who has substituted an erstwhile promoter pursuant to an agreement between such financial institution and such co-promoter(s);

(ia)	transfer of shares from venture capital funds or foreign venture capital investors registered with the Board to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital fund or foreign venture capital investors with such promoters or venture capital undertaking;

(j)	shares acquired pursuant to a scheme –

(i)	framed under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985;

(ii)	of arrangement or reconstruction including amalgamation or merger or demerger under any law or regulation, Indian or foreign.

(k)	acquisition of shares in companies whose shares are not listed on any stock exchange.

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

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the regulations issued by the Reserve Bank of India (RBI) under FEMA 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non Resident Indians (“NRIs”), to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged (ii) NRIs are permitted to transfer shares or convertible debentures of an Indian company to other NRIs, and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India.

With effect from November 29, 2001, Overseas Corporate Bodies (OCBs) are not permitted to invest under the Portfolio Investment Scheme in India. Further, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares / convertible debentures till such time these are sold on the stock exchange.

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

The pricing of ADR / GDR / FCCB issues should be made at a price not less than the higher of the following two averages: (i) The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date; (ii) The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date. The “relevant date” means the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81 (IA) of the Indian Companies Act, 1956, to consider the proposed issue.

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

FDI up to 100% permitted in respect of the following telecom services: -

(i)	Infrastructure Providers providing dark fiber (IP Category I);

(ii)	Electronic Mail; and

(iii)	Voice Mail

The FDI limit in Telecom Sector was increased from 49% to 74 % in certain telecom services on 3rd November, 2005 vide Press Note No 5 of 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, Government of India. The above notification of 3 November 2005 was superceded by Press Note No. 3 of 2007 dated 19 April 2007 by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, Government of India. The FDI limit in Telecom Sector is increased subject to certain conditions a gist of which is as follows:

•	Direct and Indirect foreign investments in telecom companies not to exceed 74%

•	The Indian shareholding shall not be less than 26% of the telecom companies.

•	Status of foreign holding to be declared to the Government on a half yearly basis.

•

Majority of Directors of telecom companies the Chief Officer Incharge of technical network operations, the Chief Security Officer and the officers/officials dealing with the lawful interception of messages shall be resident Indian citizens. Chairman, Managing Director, Chief Executive Officer (CEO) and/or Chief Financial Officer (CFO), if held by foreign nationals, would require to be security vetted by Ministry of Home Affairs (MHA). Security vetting shall be required periodically on yearly.

•	The telecom company not to transfer any accounting information, user information, details of network and infrastructure etc to any person or place outside India.

•	The telecom company must provide traceable identity of their subscribers.

•	No traffic originating and terminating in India to be hauled outside India.

•	The Remote Access (RA) to Network would be provided only to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data to be maintained and monitoring to be done only on authorization by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the Government from a centralized location.

The above mentioned conditions have also been made applicable to those telecom companies which had the FDI cap of 49%

The above terms and conditions were included in the ILD/NLD license held by the Company vide amendments issued by the Department of Telecommunications on 5 July 2007.

The Company has made application to the Department of Telecommunication seeking permission for Remote Access of its network equipments. The Company has also submitted the Unconditional Compliance to the amended terms and conditions of license as per the requirement.

Investment by Non-Resident Indians, Persons of Indian Origin and Overseas Corporate Bodies

A variety of special facilities investing in shares of Indian companies in India are available to individuals of Indian nationality or origin residing outside India and persons of Indian origin.

These facilities permit Non-Resident Indians, Persons of Indian Origin to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

The Overseas corporate bodies OCBs at least 60 percent owned by Non-resident Indians or persons of Indian Origin have, been since September 16, 2003 derecognized as a class of investors in India. However, requests from such entities which are incorporated and not under the adverse notice of RBI / SEBI will be considered for undertaking fresh investments under FDI scheme with prior approval of Government if the investment is under Government route and with the prior approval of RBI if the investment is under automatic route.

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

Taxation of Distributions

Pursuant to the Finance Act, 2004, withholding tax is not applicable on dividends. Henceforth, the Company has to pay a dividend distribution tax of approximately 16.995 percent on the amount of dividend declared.

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

Taxable gain realized on Equity Shares (calculated in the manner set forth in the prior paragraph) held for more than 12 months (long-term gain) is subject to tax at the rate of 10 percent. Taxable gain realized on Equity Shares held for 12 months for less (short-term gain) is subject to tax at variable rates with a maximum rate of 42.23 percent. The actual rate of tax on short-term gain depends on a number of factors, including the legal status of the Non-resident and the type of income chargeable in India.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal year 2007. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400001, India. Information about VSNL is also available on the web at www.vsnl.com but it does not constitute a part of this annual report.

ITEM	11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company does not face material commodity price or equity price market risks. Our exposures to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate swaps and currency forwards and options, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to:

•	Our long term debt, which is normally utilized to finance capital expenditure and acquisitions, and

•	Our investment in debt based mutual funds.

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over the Counter (OTC) interest rate swap to reduce the interest rate risk related to these activities to the extent of USD 110 Million out of total long term debt of USD 490 Million.

The sensitivity to a change in interest rates of 1% on our unhedged floating rate long term loans as on March 31, 2007 is INR 165.49 million on an annual basis.

Foreign Exchange Risk

The company is exposed to market risk from changes in Foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, USD, EUR, CAD and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and US dollars (for International subsidiaries of VSNL) amount of foreign currency settlements received by the company from and paid by the company to foreign telecommunication administrations, other customers, the revenues and operating costs of the company and payments for imported equipments and technology. As of March 31 2007 the company had significant amount of foreign currency denominated receivables(INR 9,710 million or USD 225.29 million) and payables (INR 10,420 million or USD 241.77 million), which expose the company to foreign exchange risks. A 1% strengthening or weakening of the rupee against the foreign currencies would have had an aggregate beneficial or adverse impact of INR 7.10 million on financial statements for the fiscal year ended March 31, 2007.

We also have foreign currency debt exposure in our books to the extent of USD 533.55 million. This includes long term borrowing of USD 490 million and USD 43.55 million of short term borrowing in VSNL India. The 1% strengthening or weakening of the rupee against the Short term Foreign Currency borrowing would have had an aggregate adverse or beneficial impact of INR 18.97 Million on our income statement for the fiscal year ended March 31, 2007.

ITEM	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15T.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decision about required disclosures.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to inherent limitations including the possibility of human errors, the circumventive or overriding of controls, or fraud, internal control over financial reporting may not prevent or detect misstatement. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

The Management of the Company has assessed the effectiveness of our internal control over financial reporting as on March 31, 2007. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Company’s management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm was not required, as part of its audit of our consolidated financial statement under US GAAP included in this report on Form 20-F, to attest to and report on our management’s assessment of internal control over financial reporting, pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only Management’s Report in this Annual Report.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Amal Ganguli, one of the Company's independent directors, joined the Board of the Company on July 17, 2006 and was nominated as a member and elected Chairman of the Audit Committee on October 19, 2006. The Company's Board has determined Mr. Amal Ganguli as an audit committee financial expert. Mr. Ganguli's relevant experience is described under “Item 6—Directors and Senior Management” above.

ITEM 16 B.	CODE OF ETHICS

The Company has adopted the Tata Code of Conduct that is applicable to all Tata companies. This code of conduct is applicable to all employees of the Company including the executive directors, the Chief Financial Officer and all other key executive officers of the Company.

The Company undertakes to provide a copy of the code of ethics to any person without charge on request by writing to it at Videsh Sanchar Nigam Limited, Office of Company Secretary and Chief Legal Officer, Lokmanya Videsh Sanchar Bhavan, Opp. Kirti College, Kashinath Dhruv Marg, Prabhadevi, Mumbai-400028, India.

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods:

Type of Service	Fiscal Year ended		Description of Service
	March 31, 2006	March 31, 2007
a) Audit Fees	Rs. 62,408,070	Rs. 62,134,608	Audit of financial statements under US GAAP and Indian GAAP.
b) Audit-Related Fees	Rs. 12,637,680	Rs. 56,142,566	Services related to performance of quarterly review of financial statements
c) Tax Fees	Rs. 1,797,400	Rs. 16,526,339	Tax audit fees and tax consulting services.
d) Other Fees	Rs. 33,157,866	Rs. 9,063,518	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2006 and 2007, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company. Any fees paid in currency other than Indian Rupees have been converted as per the average exchange rate for the year.

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

None

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements comprising of consolidated balance sheets of the Company as of March 31, 2005, March 31, 2006 and March 31, 2007 and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2007 prepared in accordance with US GAAP have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of Public Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-44.

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

The Company consequent to dilution in its ownership and voting rights in fiscal 2005 and fiscal 2006 ceased to equity account its investment in TTSL with effect from April 1, 2005. TTSL is not required to and has not prepared consolidated financial statements under US GAAP for fiscal 2006 and fiscal 2007. Consequently it is not required for the Company to attach the financial statements of TTSL for fiscal 2006 and fiscal 2007.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1*	Certificate of Incorporation of Videsh Sanchar Nigam Limited, dated March 19, 1986 and as currently in effect.

1.2#	Articles of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.3#	Memorandum of Association of Videsh Sanchar Nigam Limited, dated April 02, 2004 and as currently in effect.

1.4*	Certificate for Commencement of Business, dated March 21, 1986 and as currently in effect.

1.5*	Specimen Certificate for Equity Shares of Videsh Sanchar Nigam Limited.

2.1*	Form of Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Videsh Sanchar Nigam Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.2*****	Stock and Asset Purchase Agreement among Tycom (US) Holdings, INC., Tyco Global Network Ltd., Tyco International Group, S.A., VSNL Bermuda Ltd. and the Company dated November 1, 2004.

4.3*****	Agreement and Plan of Amalgamation among Videsh Sanchar Nigam Limited, VSNL Telecommunications (Bermuda) Ltd., and Teleglobe International Holdings Ltd. dated July 25, 2005.

4.4****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.5****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.6#	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

4.7**	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Videsh Sanchar Nigam Limited, dated September 7, 2000.

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.

***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.

****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.

*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.

#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 1, 2007

VIDESH SANCHAR NIGAM LIMITED,

By:	/s/ Narasimhan Srinath
Name:	Narasimhan Srinath
Title:	Managing Director & CEO

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

VIDESH SANCHAR NIGAM LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Videsh Sanchar Nigam Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The Board of Directors and Shareholders

Videsh Sanchar Nigam Limited:

We have audited the accompanying consolidated balance sheets of Videsh Sanchar Nigam Limited and subsidiaries (“the Company”) as of March 31, 2006 and March 31, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2007, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tata Teleservices Limited (TTSL), the Company’s investment in which is accounted for by use of the equity method for the year ended and as of March 31, 2005. The Company’s equity of Rs. 719 million in TTSL’s net assets as at March 31, 2005 and of Rs. 4,006 million in TTSL’s net loss for the year then ended are included in the accompanying consolidated financial statements. The financial statements of TTSL for the year ended and as of March 31, 2005 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited and subsidiaries as of March 31, 2006 and March 31, 2007, and the results of their operations and their cash flows for each of the three years ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2007 also comprehended the translation of the Indian rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with basis stated in Note 2 (x) to the financial statements. Such U.S. dollar amounts are presented solely for the convenience of the reader in the United States of America.

/s/ Deloitte Haskins & Sells

Mumbai, India

October 1, 2007

Videsh Sanchar Nigam Limited

Consolidated Balance Sheets

As of March 31, 2006 and 2007

	As of March 31,
	2006		2007
	(In millions except share and per share amounts)
ASSETS:

Current assets:
Cash and cash equivalents	Rs.	4,373	Rs.	2,041	US$	47
Short-term bank deposits		228		38		1
Accounts receivable (net of allowances of Rs. 1,536 million and Rs. 1,937 million, respectively)		14,830		16,698		387
Advance income taxes, net		9,023		9,655		224
Prepaid expenses and other current assets (net of allowances of Rs. 611 million and Rs. 622 million, respectively)		3,697		4,042		94

Total current assets		32,151		32,474		753
Investments		14,188		14,037		326
Equity method investments		47		114		3
Property, plant and equipment, net		55,562		59,640		1,384
Intangible assets		3,408		3,369		78
Goodwill		5,029		5,821		135
Other non-current assets		2,092		4,067		94

Total assets	Rs.	112,477		Rs. 119,522	US$	2,773

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable		Rs. 19,956		Rs. 18,152	US$	421
Short-term debt and current portion of long-term debt		9,083		2,102		49
Accrued expenses and other current liabilities		11,163		11,994		278

Total current liabilities		40,202		32,248		748

Long-term debt, net of current portion		10,344		21,980		510
Other non-current liabilities		9,765		12,986		302

Total liabilities		60,311		67,214		1,560

Commitments and contingencies (See note 27)		—		—		—

Shareholders’ equity:
Equity shares: par value – Rs. 10 each; authorized: 300,000,000 shares; issued and outstanding: 285,000,000 shares as of March 31, 2006 and 2007		2,850		2,850		66
Additional paid-in-capital		15,770		15,770		366
Retained earnings		33,521		33,677		781
Accumulated other comprehensive income		25		11		—

Total shareholders’ equity		52,166		52,308		1,213

Total liabilities and shareholders’ equity		Rs. 112,477		Rs. 119,522	US$	2,773

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Operations

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005		2006		2007
	( In millions, except share, ADS and per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services	Rs.	32,448	Rs.	45,456	Rs.	85,977	US$	1,995

Cost of revenues:
Network and transmission costs (excluding depreciation of Rs. 1,931 million, Rs. 4,014 million and Rs. 5,522 million in fiscals 2005, 2006 and 2007, respectively)		18,167		23,589		51,445		1,194
License fees		2,815		2,003		1,087		25

Total cost of revenues		20,982		25,592		52,532		1,219

Other operating costs:
Depreciation and amortization		2,308		5,249		6,966		162
Other operating costs		6,263		13,714		23,037		534

Total other operating costs		8,571		18,963		30,003		696

Operating income		2,895		901		3,442		80

Non- operating income, net:
Gain on sale of investments		5,523		77		17		—
Interest income on income tax refunds		—		564		63		1
Interest income from banks and others		529		315		63		1
Interest expense		(1)		(382)		(1,380)		(31)
Other non-operating income, net		399		1,389		2,317		54

Total non-operating income, net		6,450		1,963		1,080		25

Income before income taxes		9,345		2,864		4,522		105
Income tax expense		(2,575)		(1,932)		(2,807)		(65)
Dividend tax		(168)		(240)		(180)		(4)
Equity in net loss of equity method investees		(4,156)		(70)		(96)		(2)

Net income	Rs.	2,446	Rs.	622	Rs.	1,439	US$	34

Per share information:
Basic earnings per equity share	Rs.	8.58	Rs.	2.18	Rs.	5.05	US$	0.12
Weighted number of equity shares outstanding		285,000,000		285,000,000		285,000,000		285,000,000
Basic earnings per ADS (each ADS represents two equity shares)	Rs.	17.16	Rs.	4.36		Rs. 10.10	US$	0.24

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2005, 2006, 2007

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Cash flows from operating activities:

Net income	Rs.	2,446	Rs.	622	Rs.	1,439	US$	34
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,308		5,249		6,966		162
Property, plant and equipment written off		33		—		—		—
Deferred income tax (benefit) expense		534		(322)		261		6
Loss (Gain) on sale of property, plant and equipment		18		(36)		(427)		(10)
Equity in net loss of equity method investees		4,156		70		96		2
Gain on investments		(5,523)		(77)		(110)		(3)
Net change in:
Accounts receivable		(336)		(2,206)		(1,997)		(46)
Advance income taxes, net		(1,706)		2,572		(395)		(9)
Prepaid expenses and other current assets		434		194		16		—
Other non-current assets		22		(427)		(1,659)		(38)
Accounts payable		496		1,487		(733)		(17)
Accrued expenses and other current liabilities		(452)		1,298		(25)		(1)
Other non-current liabilities		639		1,211		2,630		61

Net cash provided by operating activities	Rs.	3,069	Rs.	9,635	Rs.	6,062	US$	141

Cash flows from investing activities:
Purchase of property, plant and equipment		(12,039)		(10,208)		(11,655)		(270)
Purchase of intangible assets		—		(53)		(510)		(12)
Proceeds from sale of property, plant and equipment		714		106		766		18
Purchase of available - for - sale investments		(40,729)		(71,363)		(67,107)		(1,557)
Proceeds from sale of available - for - sale investments		50,319		64,824		67,349		1,563
Proceeds from sale of equity securities, at cost		7,375		—		—		—
Purchase of investments, at cost		—		(1,755)		—		—
Acquisition of business, net of cash acquired		—		(13,328)		(871)		(20)
Amount paid as advance for business acquisition		(669)		—		—		—
Purchase of shares in equity method investments		(2,354)		—		(107)		(2)
Short term bank deposits, net		(3,627)		13,563		191		4

Net cash used in investing activities	Rs.	(1,010)	Rs.	(18,214)	Rs.	(11,944)	US$	(276)

Cash flows from financing activities:
Proceeds from long term borrowings		—		9,814		12,112		281
Long-term borrowings repaid		—		(4,461)		(71)		(2)
Net change in short-term borrowings		(630)		9,012		(6, 791)		(158)
Repayment of finance lease obligations		—		(43)		(161)		(4)
Dividends paid		(1,283)		(1,710)		(1,283)		(30)

Net cash (used in) provided by financing activities	Rs.	(1,913)	Rs.	12,612	Rs.	3,806	US$	87

Net change in cash flows		146		4,033		(2,076)		(48)
Effect of foreign exchange differences on cash flows		6		1		(256)		(6)
Cash and cash equivalents, beginning of year		187		339		4,373		101

Cash and cash equivalents, end of year	Rs.	339	Rs.	4,373	Rs.	2,041	US$	47

Supplementary cash flow information:
Interest paid (net of interest capitalized)	Rs.	1	Rs.	202	Rs.	1,454	US$	38
Income taxes paid (refunds)	Rs.	3,747	Rs.	(234)	Rs.	3,316	US$	77

See accompanying notes to consolidated financial statements

Videsh Sanchar Nigam Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2005, 2006 and 2007

	Number of equity shares	Equity share capital		Additional paid-in- capital		Retained earnings		Accumulated other comprehensive income		Total shareholders’ equity		Comprehensive income/ (loss)
	(in millions, except number of equity shares)
Balance at March 31, 2004	285,000,000		Rs. 2,850		Rs. 15,377		Rs. 33,446		Rs. 346		Rs. 52,019		Rs. —
Net income							2,446				2,446		2,446
Net unrealized loss on available-for-sale securities, net of realised gains and taxes									(323)		(323)		(323)
Effect of dilution in ownership interest in equity method investee					393						393
Foreign currency translation adjustment									(10)		(10)		(10)
Dividends paid							(1,283)				(1283)

Comprehensive income												Rs.	2,113

Balance at March 31, 2005	285,000,000		2,850		15,770		34,609		13		53,242
Net income							622				622		Rs. 622
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									(13)		(13)		(13)
Foreign currency translation adjustment									22		22		22
Dividends paid							(1,710)				(1,710)
Foreign currency gain on equity method investees									3		3		3

Comprehensive income												Rs.	634

Balance at March 31, 2006	285,000,000		2,850		15,770		33,521		25		52,166
Net income							1,439				1,439		1,439
Net unrealized gain on available-for-sale securities, net of realized gains and taxes									42		42		42
Foreign currency translation adjustment									29		29		29
Dividends paid							(1,283)				(1,283)
Foreign currency gain on equity method investees									9		9		9
Effective portion of net loss on derivative instrument designated as cash flow hedge									(4)		(4)		(4)
Effect of SFAS No. 158 initial adoption,net of taxes									(90)		(90)

Comprehensive income												Rs.	1,515

Balance at March 31, 2007	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	33,677	Rs.	11	Rs.	52,308

		US$	66	US$	366	US$	781	US$	—	US$	1,213	US$	35

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1.	Background

Videsh Sanchar Nigam Limited (“VSNL India”) and its subsidiaries (collectively “VSNL” or “the Company” ) offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS), telex and telegraph and television uplinking.

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power, and the Government of India (GOI) owned 50.11% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2007.

The consolidated financial statements of VSNL include the financial results of VSNL India and its wholly-owned subsidiaries namely (1) VSNL International Pte Ltd. (“VIPL”) and its subsidiaries (earlier known as VSNL Singapore Pte Ltd. “VSPL”), (2) VSNL America Inc. (“VAI”) and its subsidiary (3) VSNL Broadband Ltd. (“VBL”), (4) VSNL Lanka Ltd.(“VLL”), (5) VSNL SNO SPV Pte Ltd. (“SNOSPV”), (6) Direct Internet Limited (“DIL”) and its subsidiary and (7) VSNL Global Services Limited (“VGSL”)

In India, the Company is regulated by Department of Telecommunications (DoT), Government of India and the Telecom Regulatory Authority of India (TRAI). In Singapore and Hong Kong, the Company is regulated by the Infocomm Development Authority of Singapore and the Office of the Telecommunications Authority of the Special Administrative Region respectively. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and the U.S. Federal Communications Commission, under the Communications Act of 1934, as amended. Within the United Kingdom, the Company is regulated by the Office of Communications. In other areas of the world, the Company is subject to various foreign regulations.

On June 30, 2005, VSNL India and VSNL Bermuda Ltd, a wholly-owned subsidiary of VIPL, completed their acquisition of the Tyco Global Network (“TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of VIPL and became wholly-owned by VIPL and/or its subsidiaries on the date of acquisition. The assets, liabilities and results of TGN are included in these consolidated financial statements with effect from July 1, 2005 i.e., for nine months in fiscal 2006 and the full year in fiscal 2007. [See note 3(a) for further information].

On February 13, 2006, VSNL India completed its acquisition of 100% of the common shares of Teleglobe International Holdings Ltd (“Teleglobe”), pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, VSNL India and VSNL Telecommunications (Bermuda) Ltd. (“VTBL”), a wholly-owned subsidiary of VIPL. On acquisition, Teleglobe amalgamated with VTBL and the resulting company became a wholly-owned subsidiary of VIPL on the date of acquisition. The assets, liabilities and results of Teleglobe are included in these consolidated financial statements from February 14, 2006 i.e., for 46 days in fiscal 2006 and the full year in fiscal 2007 [See note 3(b) for further information].

On October 31, 2005, VSNL India completed its acquisition of 100% of the common shares of VSNL Broadband Ltd. (“VBL” -formerly Tata Power Broadband Ltd.) pursuant to a share purchase agreement. The assets, liabilities and results of VBL are included in these consolidated financial statements from November 1, 2005 i.e., for five months in fiscal 2006 and the full year in fiscal 2007 [See note 3(c) for further information].

On June 23, 2006, VSNL India completed its acquisition of Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, DIL Internet Limited (formerly Primus Telecommunications India Limited) pursuant to a share purchase agreement. The assets, liabilities and results of DIL are included in these consolidated financial statements from June 24, 2006 [See note 3(c) for further information].

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

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscal 2006 and fiscal 2007, the Company is not the primary beneficiary of any variable interest entity. Inter-company transactions, balances and unrealized profits and losses on such transactions are eliminated on consolidation.

The results of subsidiaries are consolidated from the date of acquisition or incorporation. The acquisition of TGN was completed on June 30, 2005 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of TGN operations for nine months beginning July 1, 2005. The acquisition of Teleglobe was completed on February 13, 2006 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of Teleglobe for 46 days beginning February 14, 2006. The acquisition of VBL was completed on October 31, 2005 and hence the consolidated financial statements for the year ending March 31, 2006 include the assets, liabilities and results of VBL for five months beginning on November 1, 2005. The consolidated financial statements for the year ending March 31, 2007 include the assets, liabilities and results of these companies for the entire year. The acquisition of DIL was completed on June 23, 2006 and hence the consolidated financial statements for the year ending March 31, 2007 include the assets, liabilities and results of DIL for nine months and seven days beginning on June 24, 2006.

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

The effect of dilution from change in ownership interest as a result of issuance of shares by equity method investees are recognized in additional paid-in capital, a separate component of shareholders’ equity.

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

i. Intangible assets

The Company’s intangible assets include customer relationships, internally developed computer software, distribution rights and spectrum charges. Costs relating to internally-used software are capitalized if they are incurred during the application development phase activities or are specified modifications to existing internally-used software that results in additional functionality of the software. The costs of ongoing maintenance, support and training activities are expensed as incurred. The customer relationships, internally developed computer software, distribution rights and spectrum are amortized using the straight-line method, over the following estimated useful lives:

Nature of Intangibles	Useful lives (years)
Customer relationships	4.7 to 14.5
Internally developed computer software	2 to 5
Distribution rights	4
Spectrum	1.5

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

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international and domestic telecommunication circuits, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment and are amortized over the estimated economic useful life of 18 years or the contracted period of use, whichever is lower. Those that do not meet the criteria to be classified as intangible assets are accounted as service contracts or operating leases. Amounts paid in advance related to service contracts or operating leases are included in other non-current assets and amortized on a straight-line basis over the term of the arrangement

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Leasehold improvements	Lesser of useful life or term of lease
Leased property under capital leases	Lesser of useful life or term of lease
Buildings	25 to 58
Plant and machinery – Telecommunication equipment:
Earth stations and exchanges	12
Cables	15 to 18
Other network equipment	2 to 20
Office equipment	2 to 20
Computers	3 to 6
Motor vehicles	5 to 10
Furniture and fixtures	4 to 15

k. Asset retirement obligation

The Company’s asset retirement obligations relate to the costs associated with the removal of cable systems when they will be retired. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and technical estimates received from consortium members of the cable systems. The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates.

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

m. Derivative Instruments

The Company uses derivative financial instruments such as forward exchange contracts and option contracts to mitigate the risk of changes in foreign exchange rates. The Company is also exposed to market risks associated with changes in interest rates. The Company uses derivative instruments such as interest rate swaps to manage its exposure to interest rate movements relating to its variable-rate long-term debts. The counterparty for these contracts is generally a bank.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company formally assesses, both at the hedge’s inception and on a quarterly basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows and in the fair values of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Derivative instruments are recorded as either assets or liabilities at fair value on the balance sheet. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item. In addition, both the fair value of changes excluded from the Company’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in interest expense line in the consolidated statements of operations.

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through earnings. For cash flow hedges, gains and losses that were deferred in accumulated other comprehensive income as a component of shareholder’s equity in connection with hedged assets or liabilities will be recognized in interest expense in the same period the hedged item affects earnings.

The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

n. Revenue recognition

Revenues from voice, data and mobile roaming services based on usage are recognized when the minutes of voice calls are processed or data are transmitted, based on contracted rates. For certain voice contracts, contracted rates may be renegotiated with retroactive effect. For previously recognized revenue, these rate amendments are recognized when the new rates are established. Revenue for data services based on fixed price arrangements are recognized on a straight-line basis over the term of the contract based on contracted fee schedules. The Company records the sale of services to customers on a gross basis when the services are provided in conjunction with another supplier’s equipment or software when the Company is the primary obligor in the arrangement. The Company’s revenues from broadband and bandwidth services in which the Company provides customers with private line services or rights to use fiber capacity through indefeasible rights to use (“IRUs”) are accounted for as service arrangements. Revenues under these service arrangements are recognized on a straight-line basis over the terms of the contracts, beginning on the date of customer acceptance. Amounts received in advance for any services are recorded as deferred revenue. In the event that a customer terminates an IRU prior to the contract expiration and releases the obligation to provide future services, the remaining unamortized deferred revenue is recognized in the period the contract is terminated. Revenues from internet services are recognized based on usage by subscribers/ customers.

o. Non monetary transactions

The Company, effective from fiscal 2006, engages in transactions with other providers of telecommunication services such as buying, selling, swapping and/or exchanging traffic and capacities. Depending upon the terms of the agreement, certain transactions are accounted for as non-monetary transactions with no revenue and no cost recognition if these exchanges are to facilitate sales to customers other than the parties to the exchange.

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

r. Foreign currency

The functional currency of VSNL India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of VIPL and its subsidiaries and VAI and its subsidiary is the United States Dollar and of other subsidiaries, the currency in the country of incorporation.

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

Advance taxes and provisions for current income taxes are presented in the balance sheet after off-setting advance tax and income tax provision arising in the same tax jurisdiction and where the Company intends to settle the asset and liability on a net basis.

Deferred income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and unutilized business loss carry forwards. Deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized and are separately estimated at each entity without offsetting. The Company offsets deferred tax assets and deferred tax liabilities relating to taxes on income levied by the same governing tax authorities.

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

u. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and affiliates, losses on derivative instruments designated as cash flow hedges, the initial impact upon adoption of SFAS No. 158 and net income are components of comprehensive income.

v. New accounting pronouncements adopted

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Correction. SFAS 154 eliminates the requirement in APB opinion No. 20, Accounting changes, to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principle be retrospectively applied. Under the retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if that principle had always been used. Adoption of SFAS 154 is required for accounting changes and corrections of errors made in the fiscal year beginning after December 15, 2005. The adoption of this statement did not have any material impact on the financial statements or results of operations.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this statement did not have any material impact on the financial statements or results of operations.

In March 2006, the FASB issued SFAS No.156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective from the beginning of its first fiscal year that begins after September 15, 2006. The adoption of this statement did not have any material impact on the financial statements or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 as on March 31, 2007 (See note 21).

w. New accounting pronouncements to be adopted

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc. This interpretation is applicable from the fiscal year beginning after December 15, 2006. The impact, if any, on account of this statement is under evaluation.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, on account of this statement is under evaluation.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective from the fiscal year starting after November 15, 2007. The impact, if any, on account of adoption of this statement is under evaluation

x. Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s reporting currency. For the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2007 have been translated into US dollars at US$1.00 = Rs. 43.10 based on the noon buying rate for cable transfers on March 30, 2007, as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.	Acquisitions

TGN

(a) On June 30, 2005, VSNL India, (Videsh Sanchar Nigam Limited) and VSNL Bermuda Ltd, a wholly-owned subsidiary of VIPL, completed the acquisition of Tyco Global Network (“ TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd (“Tyco”) pursuant to the Stock and Asset Purchase Agreement dated November 1, 2004. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of VIPL and became wholly-owned by VIPL and/or its subsidiaries on the date of acquisition.

The total consideration was Rs. 6,144 million which includes cash consideration of Rs. 5,359 million and acquisition costs of Rs. 785 million. Of the cash consideration, an amount of Rs. 669 million was paid as a deposit with the execution of the Stock and Asset Purchase Agreement in the year ended March 31, 2005.

The acquisition of TGN will enable the Company to operate a fiber-optic network of undersea and terrestrial cables over the continents of North America, Europe and Asia.

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates with the assistance of independent valuations as at the acquisition date. The allocation of the purchase price has been finalized in fiscal 2006. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro-rata reduction of the property, plant and equipment.

Pursuant to the Stock and Asset Purchase Agreement, VSNL India and VSNL Bermuda Ltd have the contractual right to pursue monetary damages from Tyco in the event that Tyco has been found to have breached any of the representations and warranties set forth in the Stock and Asset Purchase Agreement for a period of up to 18 months after the closing of the transaction, i.e. until December 31, 2006. On December 28, 2006, VSNL India filed a claim against Tyco alleging that Tyco breached certain of its representations and warranties set forth in the Stock and Asset Purchase Agreement. The parties are engaged in discussions regarding the Company’s claim. Any monetary damages awarded to the Company and/or VSNL Bermuda Ltd as a result of pursuing these potential remedies will decrease the purchase price. The Company will adjust its purchase price allocation accordingly when a judgment or settlement is reached with Tyco.

The final purchase price allocation is as follows:

	(In millions)
Net assets acquired at fair value:
Cash and cash equivalents	Rs.	10
Accounts receivable		622
Prepaid expenses, deposits and other assets		391
Property, plant and equipment		12,229
Accounts payable and accrued liabilities		(688)
Unearned and deferred revenues		(5,666)
Other liabilities		(754)

Fair value of net assets acquired		6,144
Goodwill		—

Total purchase consideration	Rs.	6,144

Net assets acquired include Rs. 1,678 million representing deferred tax assets resulting from net operating losses (“NOL’s”) and other timing differences. The Company believes that it is more likely than not, that it will not realize these deferred tax assets and therefore a 100% valuation allowance amounting to Rs. 1,678 million was created on acquisition.

The results of operations of TGN are included in the consolidated financial statements effective from July 1, 2005 for fiscal 2006 and full year for fiscal 2007.

TELEGLOBE

(b) On February 13, 2006, VSNL India completed its acquisition of Teleglobe by purchasing 100% of the common shares of Teleglobe pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, VSNL India and VSNL Telecommunications (Bermuda) Ltd, a wholly-owned subsidiary of VIPL. Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services.

The total consideration was Rs. 8,240 million which includes a cash consideration of Rs. 7,924 million and acquisition costs of Rs. 316 million.

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

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates with the assistance of independent valuations as at the acquisition date. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill. During the year, the original allocation of the purchase price was adjusted to reflect the finalization of the valuation of assets and liabilities and related tax implications. The Company has formalized and implemented an integration plan of the Teleglobe operations. As a result of this plan, accounts payable and accrued liabilities and employee related payables increased by Rs. 529 million and overall total final adjustments increased the recorded amount of Goodwill by Rs. 636 million.

The final purchase price allocation is as follows:

	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	2,126
Marketable securities		17
Margin money		94
Accounts receivable		7,224
Prepaid expenses and other assets		288
Prepaid pension asset		886
Property, plant and equipment		8,704
Intangible assets		3,129
Accounts payable and accrued liabilities		(12,546)
Capital lease obligations		(315)
Unearned and deferred revenues		(376)
Other long-term liabilities		(458)
Senior loan		(4,461)

Fair value of net assets acquired		4,312
Goodwill		3,928

Total purchase consideration	Rs.	8,240

Net assets acquired include Rs. 4,684 million representing deferred tax assets resulting from net operating losses (“NOL’s”) and other timing differences. The Company believes that it is more likely than not, that it will not realize these deferred tax assets and therefore a valuation allowance of Rs. 4,682 million was created on acquisition.

The results of operations of Teleglobe are included in the consolidated financial statements effective from February 14, 2006 for fiscal 2006 and full year for fiscal 2007.

Integration and Restructuring related to TGN and Teleglobe Acquisitions

The Company formalized its plan to integrate the operations of TGN and Teleglobe to achieve the expected synergies and the operating efficiencies identified by management. On September 18, 2006, the Company announced its plan to transfer 388 out of 669 positions of TGN’s and Teleglobe’s workforce to India.

Severance

Severance payments to Teleglobe employees were recorded as assumed liabilities on the acquisition of Teleglobe for Rs. 486 million (US $10.9 million). The Company adjusted the purchase price allocation accordingly by increasing the amount of goodwill. Severance payments are expected to be paid starting April 2007 to the end of fiscal 2008. These amounts are included in accounts payable and accrued liabilities.

Retention

The Company also implemented a retention program under which certain Teleglobe and TGN employees are required to complete a predetermined service period in order to obtain agreed-upon bonuses. An estimated liability of approx. Rs. 222 million (US $4.9 million) will be recognized on a pro-rata basis as services are provided. These amounts will be included in accounts payable and accrued liabilities and other operating costs.

(c) Other Acquisitions

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

On February 28, 2006, VSNL India purchased the internet service provider (ISP) business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million and acquisition costs of Rs. 1 million. The purpose of the acquisition is to strengthen the last mile access for Internet Broadband services. Out of the total purchase consideration payable amounting to Rs. 159 million, Rs. 130 million was paid as of March 31, 2007.

On June 23, 2006, VSNL India completed its acquisition of Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, DIL Internet Limited (formerly Primus Telecommunications India Limited) pursuant to a share purchase agreement. DIL offers data services in the Small and Medium Enterprises segment in India and owns spectrum which will augment the Company’s access strategy into this segment. The total consideration was Rs. 945 million which includes a cash consideration of Rs. 942 million and acquisition costs of Rs. 3 million. Deposits and other assets include Rs. 37 million recognized as deferred tax assets. The results of operations of DIL are included in the consolidated financial statements effective from June 24, 2006.

All the above acquisitions are accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates as at the acquisition date. The allocation of the purchase price has been finalized for VBL and Seven Star in fiscal 2006 and DIL in fiscal 2007. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill.

Purchase price paid for these acquisitions have been allocated as follows:

	Acquisition in 2006			Acquisition in 2007
	VBL		Seven Star	DIL
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	250	—	174	US$	4
Margin Money		—	—	21		1
Accounts receivable		85	3	84		2
Deposits and other assets		55	—	49		1
Property, plant and equipment		1,639	14	159		4
Intangible assets		243	62	204		5
Accounts payable		(189)	(9)	(33)		(1)
Unearned and deferred revenues		(78)	—	(66)		(2)
Other liabilities		(13)	—	(26)		(1)
Long term debt from bank		(600)	—	—		—

Fair value of net assets acquired		1392	70	566		13
Goodwill		629	89	379		9

Total purchase consideration	Rs.	2,021	159	945	US$	22

The results of operations of VBL, Seven Star and DIL are included in the consolidated financial statements from the respective date of acquisitions. Proforma information related to the acquisitions of VBL, Seven Star and DIL have not been included as the impact of these acquisitions, either individually or in aggregate, on the Company’s consolidated results of operations is not considered to be material.

Unaudited Proforma Financial Information for Acquisitions

Unaudited proforma results of operations for fiscals 2005 and 2006 giving effect to the acquisition relating to Teleglobe, as if it had occurred on April 1, 2004, is set out below. Proforma financial information relating to TGN for fiscals 2005 and 2006, prior to acquisition, have not been provided as no reliable financial information was readily available. Consolidated revenues and net losses for the year ended March 31, 2006 include Rs. 1,643 million (US$ 37 million) and Rs. 2,930 million (US$ 66 million) respectively relating to the TGN business carried out in the post-acquisition period from July 1, 2005 to March 31, 2006

Unaudited proforma results of operations for fiscals 2005 and 2006 giving effect to the Teleglobe acquisition as if it had occurred on April 1, 2004 is as follows:

	As of March 31,
	2005		2006
	(unaudited)
	(In millions, except per share amounts)
Revenues from telecommunication services	Rs.	77,538	Rs.	82,026
Income before income taxes		7,720		2,282
Net income		914		46
Basic earnings per share	Rs.	3	Rs.	0.2

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2006		2007
	(In millions)
Cash and cheques on hand	Rs.	1,640	Rs.	339	US$	8
Current account balances and deposits with banks in Indian rupees		252		717		16
Current account balances and deposits with banks in foreign currencies		2,481		985		23

Total	Rs.	4,373	Rs.	2,041	US$	47

5.	Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2006		2007
	(In millions)
Beginning balance	Rs.	1,264	Rs.	1,536	US$	36
Additional allowances for the year		1,034		1,077		25
Recoveries		(462)		(421)		(10)
Uncollectible receivables written off		(300)		(252)		(6)
Foreign currency translation adjustment		—		(3)		—

Ending balance	Rs.	1,536	Rs.	1,937	US$	45

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2006		2007
	(In millions)
Prepaid expenses	Rs.	787	Rs.	803	US$	19
Advances to suppliers and contractors (net of allowances of Rs. 74 million and Rs. 85 million, respectively)		348		168		4
Deferred income taxes (See note 18)		699		929		22
Amounts recoverable from GOI (net of allowances of Rs. 537 million)		94		94		2
Licence fees paid recoverable from GOI		532		542		13
Recoverable service tax		306		428		9
Operating lease and other deposits		250		255		6
Margin money		212		145		3
Others		469		678		16

Total	Rs.	3,697	Rs.	4,042	US$	94

Margin money held with banks is in the nature of restricted cash and is provided in support of letters of credit issued by the banks. Letters of credit predominantly relate to leased premises in Princeton, New Jersey which expired in July 2007 and purchase of capital equipments.

7.	Investments

Investments consist of the following:

	As of March 31,
	2006		2007
	(In millions)
Investments available-for-sale, at fair value	Rs.	9,750	Rs.	9,599	US$	223
Investments at cost, net		4,438		4,438		103

Total	Rs.	14,188	Rs.	14,037	US$	326

In fiscal 2005 the Company accounted for its investment in Tata Teleservices Limited (“TTSL”) using the equity method. During fiscal 2005 the effective voting interest of VSNL in TTSL declined from 19.9% to 16.1% as a result of an increase in the effective voting interest of Tata Sons Limited (“Tata Sons”) in TTSL to 57.8% as of April 1, 2004. During fiscal 2006 the voting interest further declined from 16.1% to 14.1% as a result of subsequent raising of capital by TTSL from other investors. Subsequent to fiscal 2007, the Company’s voting interest in TTSL has declined further to 13.27%.

VSNL for fiscal 2006 and 2007 has no right to representation on the TTSL board of directors. Pursuant to a shareholders agreement among VSNL, TTSL, Tata Sons and the other shareholders of TTSL, the power to recommend the appointment of directors of TTSL was previously allocated among the shareholders in proportion to their relative voting interests, and under such arrangement VSNL originally had the right to recommend the appointment of two of the twelve directors of TTSL. VSNL agreed to give up this proportionate representation, and the other shareholders of TTSL also agreed to eliminate this proportionate representation, following the increase in the effective voting interest of Tata Sons which gave it majority control. The amendment to eliminate the proportional representation for all shareholders was signed on March 11, 2005.

VSNL has not made any further investment in TTSL other than an investment of Rs. 1,755 million in August 2005 in connection with rights offering in order to maintain its proportionate interest. Since the other shareholders also made pro-rata investments, VSNL’s equity percentage ownership did not change. VSNL has no obligation to make any further investment to maintain (or increase) its interest.

In view of the foregoing facts, the Company has ceased to account for its interest in TTSL using the equity method effective from April 1, 2005.

The investments are carried at cost as equity shares of TTSL do not have readily determinable fair value.

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross unrealized gains		Fair value
	(In millions)
Available-for sale- securities

As of March 31, 2006:
Mutual funds	Rs.	9,735	Rs.	15	Rs.	9,750

Total available-for-sale securities	Rs.	9,735	Rs.	15	Rs.	9,750

As of March 31, 2007:
Mutual funds		9,509		90		9,599

Total available-for-sale securities	Rs.	9,509	Rs.	90	Rs.	9,599

Dividends from investments were Rs. 285 million, Rs. 407 million and Rs. 578 million in fiscals 2005, 2006 and 2007.

In fiscal 2005, the Company sold its investment in Intelsat Limited for a cash consideration of Rs. 7,375 million and recognized a gain of Rs. 4,834 million in earnings. These investments were in equity securities without readily determinable market values and were carried at cost.

In fiscal 2005, the proceeds and gross realized gains from sale from sale of available-for-sale securities were Rs. 50,319 million and Rs. 689 million, respectively. On sale of these securities, unrealized gains of Rs. 346 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2006, the proceeds and gross realized gains from sale from sale of available-for-sale securities were Rs. 64,824 million and Rs. 77 million, respectively. On sale of these securities, unrealized gains of Rs. 23 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2007, the proceeds and gross realized gains from sale from sale of available-for-sale securities were Rs. 67,349 million and Rs. 16 million, respectively. On sale of these securities, unrealized gains of Rs. 8 million were reclassified from accumulated other comprehensive income to earnings.

8.	Equity method investments

Investment in TTSL was transferred as a cost method investment from April 1, 2005 and has been included in investments at cost. See note 7 for further information.

During fiscals 2006 and 2007 VSNL’s ownership interest in SEPCO Communications Pty. Ltd (“SEPCO”) was 47% and 43.16% respectively. During fiscals 2006 and 2007, VSNL’s ownership interest in UTL was 26.6%. The Company has accounted for its investments in SEPCO and United Telecom Limited (“UTL”) under the equity method.

Summarized combined financial information of entities accounted for under the equity method is:

	As of March 31,
	2006		2007
	(In millions)
Results of operations	Rs.	(239)	Rs.	(223)	US$	(5)
Assets		1,909		4,506		105
Liabilities		(1,738)		(4,273)		(99)

9.	Property, plant and equipment

Property, plant and equipment consist of the following:

	As of March 31,
	2006		2007
	(In millions)
Land	Rs.	733	Rs.	733	US$	17
Leasehold improvements		776		738		17
Buildings		3,779		3,751		87
Plant and machinery – telecommunications equipment		57,645		61,580		1,429
Computers		2,213		2,530		59
Motor vehicles		19		18		—
Furniture and fixtures		589		653		15

Property, plant and equipment, at cost		65,754		70,003		1,624
Less: Accumulated depreciation		(13,966)		(17,157)		(398)

		51,788		52,846		1,226
Add: Construction in progress		3,774		6,794		158

Property, plant and equipment, net	Rs.	55,562	Rs.	59,640	US$	1,384

As of March 31, 2006 and 2007, property, plant and equipment include intangible assets in the nature of IRUs in international and domestic telecommunications circuits as follows:

	As of March 31,
	2006		2007
	(In millions)
IRUs	Rs.	12,737	Rs.	13,540	US$	314
Less: Accumulated amortization		(978)		(1,902)		(44)

IRUs, net	Rs.	11,759	Rs.	11,638	US$	270

Depreciation expense of Rs. 2,308 million, Rs. 5,249 million and Rs. 6,966 million, in fiscals 2005, 2006 and 2007 respectively includes IRU amortization expense of Rs.104 million, Rs. 861 million and Rs. 911 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2007 is as follows:

Year ending March 31,	(In millions)
2008	Rs.	904	US$	21
2009		904		21
2010		902		20
2011		900		20
2012		900		20

Interest of approximately Rs.4 million and Rs. 105 million was capitalized during fiscal 2006 and fiscal 2007 respectively.

As of March 31, 2007, property, plant and equipment include Rs. 394 million of leased property under capital leases. The accumulated depreciation on leased property under capital leases is Rs. 99 million.

Obligations under capital leases:

	(In millions)
Year ending March 31, 2008	Rs.	101	US$	2
Year ending March 31, 2009		60		1
Year ending March 31, 2010		3		—

Total		164		3

Less: amounts representing interest		11		—

Present value of net minimum lease payments	Rs.	153	US$	3

10.	Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2006 and 2007 relates to the costs associated with the removal of cable systems when they will be retired. Asset retirement obligations as of March 31, 2006 include an amount of Rs. 140 million assumed on acquisition of TGN [See note 3(a)].

The following is a reconciliation of the asset retirement obligations for fiscal 2006 and 2007.

	2006		2007
	(In millions)
Asset retirement obligations, April 1 ,	Rs.	41	Rs.	204	US$	5
Liabilities incurred in the fiscal		18		59		1
Liabilities related to acquired businesses		140		—		—
Accretion expense		5		7		—
Liabilities settled during the year		—		(58)		(1)

Asset retirement obligations, March 31,	Rs.	204	Rs.	212	US$	5

11.	Intangible Assets

	(In millions)
As of March 31, 2006:
	Gross carrying amount		Accumulated amortization		Net carrying amount
Internally developed computer software	Rs.	880	Rs.	26	Rs.	854
Customer relationships		2,499		49		2,450
Distribution rights		107		3		104

	Rs.	3,486	Rs.	78	Rs.	3,408

As of March 31, 2007:

Internally developed computer software	Rs.	1,379	Rs.	233	Rs.	1,146
Customer relationships		2,599		404		2,195
Distribution rights		—		—		—
Spectrum		49		21		28

	Rs.	4,027	Rs.	658	Rs.	3,369

	US$	93	US$	15	US$	78

Intangible assets amounting to Rs. 3,434 million and Rs. 204 million were acquired as part of acquisitions made during fiscal 2006 and fiscal 2007. [See note 3]

During fourth quarter of 2007, an impairment charge was taken to write-off the net book value of the distribution rights of Rs. 80 million (US $1.8 million). The impairment charge related to the Company’s decision to revoke its exclusive distribution selling rights to proprietary technology belonging to a privately-held provider of mobile content services for content providers, mobile operators and media and brand companies. Although the Company retains a non-exclusive distribution right to maintain the current business, it decided not to actively focus towards developing new business relating to this technology.

The weighted-average amortization period for intangibles for fiscals 2006 and 2007 approximates 7 and 6.5 years respectively.

Amortizations during fiscal 2006 and fiscal 2007 aggregated to Rs. 78 million and Rs. 628 million. The aggregate amortization expense for intangible assets is estimated to be:

	(In millions)
Year ending March 31, 2008	Rs.	667	US$	15
Year ending March 31, 2009		639		15
Year ending March 31, 2010		639		15
Year ending March 31, 2011		639		15
Year ending March 31, 2012		358		8
Thereafter		377		9

12.	Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2006		2007
	(In millions)
Beginning balance	Rs.	1,019	Rs.	5,029	US$	117
Adjustment consequent to finalization of purchase price allocation of Teleglobe		—		636		14
Reduction in goodwill due to adjustment of past NOLs (See note 18)		—		(129)		(3)
Acquisitions during the year		4,010		378		9
Foreign currency translation adjustment		—		(93)		(2)

Ending balance	Rs.	5,029	Rs.	5,821	US$	135

The ending balance comprises Rs. 1,019 million in respect of purchase of ISP business of DishnetDSL limited, Rs. 3,706 million in respect of acquisition of Teleglobe, Rs. 629 million in respect of acquisition of VBL, Rs. 89 million in respect of acquisition of Seven Star and Rs. 378 million in respect of acquisition of DIL. Goodwill acquired represents the excess of the purchase consideration over the estimated fair value of identifiable net assets acquired. Goodwill amounting to Rs. 3,706 million and Rs. 2,115 million have been allocated to wholesale voice and internet segment, respectively. The goodwill recognized is not deductible for tax purposes. See note 3 for further information.

13.	Other non-current assets

Other non- current assets consist of the following:

	As of March 31,
	2006		2007
	(In millions)
Prepaid rent	Rs.	594	Rs.	1,919	US$	44
Deferred income taxes (See note 18)		45		479		11
Prepaid pension asset		893		911		21
Security deposits with contractors		181		155		4
Others		379		603		14

Total	Rs.	2,092	Rs.	4,067	US$	94

14.	Accounts payable

Accounts payable consists of the following;

	As of March 31,
	2006		2007
	(In millions)
Interconnect charges payable	Rs.	14,164	Rs.	12,872	US$	299
Payables for capital and other supplies		5,792		5,280		122

Total	Rs.	19,956	Rs.	18,152	US$	421

15.	Short-term debt and current portion of long-term debt

Short term debt comprises:

	As of March 31,
	2006		2007
	(In millions)
Bank debt		9,012		2,031		47
Current portion of long-term debt		71		71		2

Total	Rs.	9,083	Rs.	2,102	US$	49

Maximum amount of bank debt outstanding during the year	Rs.	9,012	Rs.	14,087	US$	327
Weighted average interest rate		4.6%		5.56%
Unutilized lines of short-term credit	Rs.	8,161	Rs.	11,650	US$	270

Of the total bank debt of Rs. 9,012 million in fiscal 2006, Rs. 8,030 million ($ 180 million) represents amounts borrowed under short term facility agreement with three banks to finance the acquisition of TGN [See note 3(a)] and to meet TGN’s working capital requirements at LIBOR plus 0.25%. During fiscal 2007, the Company obtained additional bridge loans of Rs. 3,920 million ($ 90 million) to fund the working capital requirements of VIPL. On January 29, 2007, the Company replaced the short-term bridge loans obtained with long term facility loan agreements. [See note 17]

The bank debts outstanding during fiscal 2007 represents amounts borrowed to meet working capital requirements and capital expenditures.

16.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2006		2007
	(In millions)
Unearned revenues	Rs.	3,368	Rs.	3,378	US$	78
License fees		2,157		2,361		55
Book overdraft		249		113		3
Deposits from customers and contractors		540		399		9
Accrued payroll		1,391		2,498		58
Accrued expenses		1,800		1,729		40
Other current liabilities		1,658		1,516		35

Total	Rs.	11,163	Rs.	11,994	US$	278

Other current liabilities include current deferred tax liability of Rs. 47 and Rs. 41 million (US$ 1 million) for the fiscals 2006 and 2007 respectively. [See note 18]

17.	Long-term debt, net of current portion

Long-term debt comprises the following:

As of March 31,	Interest Rates %	Maturities	2006		2007
					(In millions)
Foreign currency loans from banks	LIBOR + 0.46%	February, 2011	Rs.	9,815	Rs.	9,581	US$	222
Foreign currency loans from banks	LIBOR + 0.48%	January, 2013		—		5,879		137
Foreign currency loans from banks	LIBOR + 0.51%	January, 2014		—		5,879		137
Term loan from banks	10.70% & interest reset every 36 months	August, 2014		600		529		12
Foreign currency loans from banks	Johannesburg Inter-Bank Acceptance Rate + 0.48%	March, 2010		—		183		4

Total			Rs.	10,415	Rs.	22,051	US$	512

Less: Current portion of long-term debt				71		71		2

Long-term debt, net of current portion			Rs.	10,344	Rs.	21,980	US$	510

On January 26, 2007, VSNL Netherlands B.V, a wholly-owned subsidiary of VIPL, obtained two long-term facility loans with a bank that provided up to US $150 million each in borrowings. The loans replaced the short-term bridge loans. These loans are fully guaranteed by VSNL India and stipulate adherence to certain covenants. The Company drew down US $135 million from each facility for a total amount of US $270 million.

On February 3, 2006 VSNL Netherlands B.V, a wholly- owned subsidiary of VIPL, entered into a long-term facility loan agreement with a bank for a principal amount of US$ 220 million, to finance the acquisition of Teleglobe. [See note 3(b)]. This loan is fully guaranteed by VSNL India and stipulates adherence with certain covenants.

On March 30, 2007 VSNL SNOSPV Pty Ltd, a wholly owned subsidiary of VSNL, obtained a long term loan to fund its investment in SEPCO, an equity method investee of VSNL.

Senior notes of Rs. 4,461 million (US $100 million) were assumed upon the acquisition of Teleglobe on February 13, 2006 [See note 3 (b)]. On February 14, 2006, the senior notes were redeemed at par along with interest accrued up to that date and a change of control premium of Rs. 45 million (US$1 million).

18.	Income tax

The income tax expense (benefit) consists of the following:

	As of March 31,
	2005		2006		2007
	(In millions)
Current income tax expense:
Domestic	Rs.	2,041	Rs.	2,254	Rs.	2,301	US$	53
Foreign		—		—		245		6
Deferred income tax:
Domestic		640		(428)		29		1
Foreign		(106)		106		232		5

Total	Rs.	2,575	Rs.	1,932	Rs.	2,807	US$	65

Tax effects of significant temporary differences on the income tax expense (benefit) are as follows:

	As of March 31,
	2005		2006		2007
	(In millions)
Depreciation	Rs.	929	Rs.	(67)	Rs.	883	US$	20
Employee severance costs		78		72		5		—
Unearned revenues		(193)		(1)		(578)		(13)
Expenditure incurred on National long distance license fees		—		(266)		18		1
Others		(280)		(60)		(67)		(2)

Total	Rs.	534	Rs.	(322)	Rs.	261	US$	6

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	As of March 31,
	2005		2006		2007
	(In millions)
Income (loss) before income tax	Rs.	9,345	Rs.	2,864	Rs.	4,522	US$	105
Statutory income tax rate		36.59%		33.66%		33.66%

Expected income tax expense (benefit) at statutory rate		3,420		964		1,522		35
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits		—		(53)		55		1
Differences arising from different tax rates in other tax jurisdictions		—		(102)		458		11
Enacted tax rate changes for subsidiaries in other tax jurisdictions		—		257		(221)		(5)
Changes in valuation allowance including losses of overseas subsidiaries		—		821		1,424		33
Recognition of deferred tax assets consequent to favorable tax assessment orders		—		(283)		—		—
Tax rate difference on gains on sale of investments		(977)		—		—		—
Allowances for uncollectible amounts recoverable from GOI		173		—		—		—
Tax exempt dividend income		(102)		(137)		(195)		(5)
Effect of change in statutory income tax rate		10		(84)		—		—
Unearned revenues – IRU sales		—		639		—		—
Others, net		51		(90)		(236)		(5)

Income tax expense (benefit)	Rs.	2,575	Rs.	1,932	Rs.	2,807		65

Changes in valuation allowance

	Year ended March 31,
	2006		2007
	(In millions)
Beginning Balance	Rs.	—	Rs.	(7,176)	US$	(166)
Valuation allowance related to acquired businesses		(6,360)		—		—
Change during the year, net		(816)		(1,393)		(32)
Effect of foreign currency translation		—		223		5

Ending Balance	Rs.	(7,176)	Rs.	(8,346)		(193)

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	As of March 31,
	2006		2007
	(In millions)
Tax effect of:

Deferred tax assets:
Net operating losses carry-forwards	Rs.	7,612	Rs.	7,342	US$	170
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		481		1,618		37
Allowances for uncollectible receivables and other current assets		541		615		14
Unearned revenues		319		1,627		38
Employee severance costs		139		134		3
National long distance license fees		266		248		6
Others		684		786		18

Gross deferred tax assets		10,042		12,370		286

Less : Valuation allowance		(7,176)		(8,346)		(193)
Net deferred tax assets		2,866		4024		93
Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		2,337		4,301		100
Prepaid pension asset		299		299		7
Unearned revenues		643		—		—
Allowances for uncollectible receivables and other current assets		123		100		2
Others		89		59		1

Total		3,491		4,759		110

Net deferred tax liability	Rs.	625	Rs.	735	US$	17

Current deferred tax asset, net	Rs.	699	Rs.	929	US$	22
Non-current deferred tax asset, net		45		479		11
Current deferred tax liability, net		47		41		1
Non-current deferred tax liability, net		1,322		2,102		49

The valuation allowance mainly relates to net operating losses (“NOL”s) of Teleglobe and TGN which were acquired during fiscal 2006 . The majority of the NOL carry-forwards result in a consolidated deferred tax asset of approximately Rs. 4,041 million ($94 million) relating to the US operations, which will expire between 2012 and 2027 and between 2007 and 2027 for federal and state tax purposes respectively. The balance of the NOL carry-forwards in other countries has a remaining life of 5 years to unlimited years.

In fiscal 2007, current tax expense was lower by Rs. 129 million (US$ 3 million) due to utilization of pre-acquisition deferred tax assets comprising of past NOL’s and other timing assets. As a result the Company recorded a deferred tax expense and reduced goodwill.

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

As of March 31, 2006 and 2007, tax effect of Rs. 6 million and Rs. 30 million, respectively, on unrealized gains on available-for-sale securities have been allocated to other comprehensive income.

19.	Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2006		2007
	(In millions)
Deferred income taxes (See note 18)	Rs.	1,322	Rs.	2,102	US$	49
Unearned revenues		7,259		9,302		216
Employee retirement benefits		421		518		12
Obligations under finance lease (secured against fixed assets obtained under finance lease agreement)		576		453		11
Others		187		611		14

Total	Rs.	9,765	Rs.	12,986	US$	302

20.	Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2005		2006		2007
	(In millions)
Dividend income	Rs.	285	Rs.	407	Rs.	578	US$	13
Foreign exchange gain (loss), net		(149)		88		36		1
Liabilities no longer required to be settled written back		—		344		578		13
Rent received		49		103		123		3
Other		214		447		1,002		24

Total	Rs.	399	Rs.	1,389	Rs.	2,317	US$	54

Other income of Rs. 1,002 million in fiscal 2007 includes profit on sale of fixed assets of Rs. 427 million.

21.	Retirement benefits

Adoption of SFAS No. 158

Effective March 31, 2007, VSNL adopted the provisions of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. The guidance of SFAS No. 158 is effective for the Company is in two steps. Step one was effective beginning with the fiscal year ending March 31, 2007 and requires the Company to recognize on the consolidated financial statements the over-funded or under-funded amount of the defined benefit pension and postretirement plans. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The Company is also required to recognize as a component of accumulated other comprehensive income, net of taxes, the actuarial gains and losses and the prior service costs and credits that arise but were not previously required to be recognized as components of net periodic benefit cost. The adoption of step one required the Company to record on the consolidated financial statement a decrease in prepaid pension asset, an increase in employee retirement benefits under other non current liabilities and a decrease in accumulated other comprehensive income.

The following table summarizes the initial impact upon adoption of SFAS No. 158:

	March 31, 2007
	(In millions)
	Before Adoption	Adjustment	After Adoption
Prepaid expenses and other current assets (Others)	672	6	678
Other non current assets (Prepaid pension asset)	924	(13)	911
Other non current liabilities (Employee retirement benefits)	435	83	518
Accumulated other comprehensive income	101	(90)	11

Step two is effective for the fiscal year ending December 15, 2008 and requires a year-end measurement date. The Company for fiscal 2006 and fiscal 2007 has used March 31 as the measurement date of the funded status of the plans, which is the same date as the year-end consolidated financial statements.

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

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2006		2007
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	268	Rs.	303	US$	7
Service cost		25		27		1
Interest cost		19		21		—
Actuarial gain		(1)		(9)		—
Benefits paid		(8)		(48)		(1)

Benefit obligation, end of the year	Rs.	303	Rs.	294	US$	7

Change in plan assets:
Fair value of plan assets, beginning of the year		268		303		7
Actual return on plan assets		19		21		1
Employer contributions		24		20		—
Actuarial Gain		—		4		—
Benefits paid		(8)		(48)		(1)

Fair value of plan assets, end of the year	Rs.	303	Rs.	300	US$	7

Prepaid benefit (included in Prepaid expenses and other current assets)	Rs.	—	Rs.	6	US$	—

Net gratuity cost in fiscals 2005, 2006 and 2007 consist of the following:

	As of March 31,
	2005		2006		2007
	(In millions)
Service cost	Rs.	16	Rs.	25	Rs.	27	US$	1
Interest cost		18		19		21		—
Net actuarial gain recognized		(10)		(1)		(13)		—
Expected return on plan assets		(18)		(19)		(21)		—

Net gratuity cost	Rs.	6	Rs.	24	Rs.	14	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	Years ended March 31,
	2005	2006	2007
	(%)
Discount rate	7.0	7.0	8.0
Rate of increase in compensation levels of covered employees	6.0	6.0	6.0
Rate of return on plan assets	7.0	7.0	8.0

The expected return on plan assets is determined considering several applicable factors mainly the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and VSNL’s policy for plan asset management.

VSNL’s plan asset allocation for fiscals 2006 and 2007 are as follows:

	Years ended March 31,
	2006	2007
Category of Assets
Debt securities	74%	85%
Others	26%	15%

Total	100%	100%

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

Accumulated benefit obligation was Rs. 148 million and Rs. 128 million, for fiscals 2006 and 2007, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure VSNL’s gratuity obligation as of March 31, 2007 and are as follows:

Year ending March 31,	(In millions)
2008	Rs.	9
2009		15
2010		13
2011		34
2012		28
2013 – 2017		196

The Company is expected to contribute Rs. 16 million to gratuity fund in fiscal 2008.

Pension

Pension obligation was in respect of certain employees transferred to the Company from the erstwhile Overseas Communication Services (“OCS”). The plan provides for monthly pension payments to these employees/beneficiaries at retirement, death in service or on termination. The Company accounts for the liability for future benefits based on an annual external actuarial valuation. The measurement date of the plan is March 31.

During the year the Company purchased an annuity contract from an insurance company with an option to receive amounts contributed to the annuity scheme on the death of employees/ beneficiaries. The Company paid Rs. 365 million to settle the unfunded vested obligation of Rs. 291 million. The excess amount paid is recorded as an asset on the date of purchase of the annuity and subsequently measured at fair value.

The following table sets out the unfunded status of the pension plan and the amounts recognized in VSNL’s consolidated financial statements.

	As of March 31,
	2006		2007
			(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	260	Rs.	310	US$	7
Service cost		1		—		—
Interest cost		15		—		—
Actuarial (gain)/loss		60		—		—
Benefits paid		(26)		(19)		—
Liability extinguished on settlement		—		(291)		(7)

Benefit obligation, end of the year	Rs.	310	Rs	. —	US$	—

Net pension cost in fiscals 2005 and 2006 consist of the following:

	As of March 31,
	2005		2006
	(In millions)
Service cost	Rs.	—	Rs.	1
Interest cost		18		15
Net actuarial loss / (gain) recognized		(35)		60

Net pension cost	Rs.	(17)	Rs.	76

The assumptions used in accounting for the pension plan are set out below:

	Years ended March 31,
	2005	2006	2007
	(%)
Discount rate	6.0	6.0	—
Rate of increase in compensation levels of covered employees	4.0	5.0	—
Rate of return on plan assets	6.0	6.0	—

Accumulated benefit obligation was Rs. 303 million for fiscal 2006.

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

The Company contributed Rs. 66 million, Rs. 70 million and Rs. 91 million to provident fund in fiscals 2005, 2006 and 2007, respectively.

b) Overseas plans:

On February 13, 2006 the Company assumed Teleglobe’s contributory and non-contributory defined benefit pension plans covering certain of its Canadian employees, designed in accordance with conditions and practices in Canada.

In addition, the Company assumed Teleglobe’s unfunded Supplemental Employee Retirement Plan (“SERP”) maintained for certain senior Canadian executives as part of the acquisition closed on February 13, 2006. At March 31, 2006 and 2007, the unfunded pension liability associated with the SERP was approximately Rs. 67 million and Rs. 87 million respectively. Actuarial losses of Rs. 12 million is recognized as a component of accumulated other comprehensive income as per SFAS 158 initial adoption.

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP were approximately Rs. 13 million and Rs. 78 million for the year ended March 31, 2006 and 2007 respectively.

Contributions are made in accordance with the laws and customs of the various countries in which it operates. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

The Company also assumed a post-retirement health care and life insurance plan (“OPEB”) for its current retirees and future retirees in the purchase of Teleglobe. The benefit obligation associated with this plan, included in other non-current liabilities, were approximately Rs. 85 million and Rs. 91 million as of March 31, 2006 and 2007 respectively.

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans and the OPEB:

	As of March 31,
	Pension Plans				Other Postretirement Plans (unfunded)
	Contributory		Non-contributory		OPEB
	2006	2007	2006	2007	2006	2007
	(Rs. millions)
Projected benefit obligation, beginning of period	—	3,420	—	3,046	—	85
Acquired projected benefit obligation	3,449	—	3,061	—	85	6
Service cost	4	35	14	119	—	1
Interest cost	24	195	21	178	1	5
Benefits paid	(21)	(150)	(18)	(150)	(1)	(6)
Experience loss	—	109	—	135	—	1
Effect of foreign exchange rate changes	(36)	(52)	(32)	(52)	—	(1)

Projected benefit obligation, end of period	3,420	3,557	3,046	3,276	85	91

Fair value of plan assets, beginning of period	—	4,337	—	2,921
Acquired fair value of plan assets	4,335	—	2,920	—
Actual return on plan assets	35	290	24	202
Contributions	—	—	—	253
Benefits paid	(21)	(150)	(18)	(150)
Experience gain	34	54	26	45
Effect of foreign exchange rate changes	(46)	(63)	(31)	(54)

Fair value of plan assets, end of period	4,337	4,468	2,921	3,217

Funded status	917	911	(125)	(59)	(85)	(91)

Unamortized actuarial differences	(34)	—	(26)	—	—	—
Unamortized foreign exchange losses	10	—	(1)	—	(1)	—

Prepaid pension asset (Accrued Liability included in Other non-current liabilities)	893	911	(152)	(59)	(86)	(91)

Actuarial gains and losses recognized as a component of Accumulated other comprehensive income		(19)		(61)		(1)
Foreign exchange loss (gain) recognized as a component of Accumulated other comprehensive income		1		(1)		(1)

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2006 and 2007 is 10.92% and 10.15% respectively. The ultimate weighted-average health care trend is 4.76% and is expected to be attained in the year 2014. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2006		2007
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on post-retirement benefit obligation	7	(6)	6	(6)

	Years ended March 31,
	2006	2007
	(%)	(%)
The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

Discount rate used for benefit costs	5.50	5.55
Discount rate used for benefit obligations	5.50	5.25
Expected long-term return on plan assets	6.50	6.50
Inflation	2.50	2.50
Rate of compensation increase	3.50	3.50
Asset valuation method	Market value	Market value

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

The components of pension expense are as follows:

	Year ended March 31,
	2006		2007
	(In millions)
Service cost	Rs.	19	Rs.	159	US$	3
Interest cost		46		381		9
Net actuarial gain recognized		(59)		(492)		(11)

Net pension cost	Rs.	6	Rs.	48		1

The accumulated benefit obligation for overseas plans at March 31, 2006 and 2007 is Rs. 6,236 million and Rs. 6,598 million respectively.

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

The pension plan’s weighted-average asset allocations as at March 31, 2006 and 2007 by asset category are as follows:

	Plan Assets as of March 31
	2006		2007
	Actual	Target	Actual	Target
Asset Category
Government bonds	73%	75%	74%	75%
Equity securities	20%	20%	21%	20%
Short term investments	7%	5%	5%	5%

Total	100%	100%	100%	100%

Equity securities do not include VSNL’s common stock at either March 31, 2007 or 2006.

The overseas subsidiaries post-retirement benefit plans were unfunded and therefore no asset allocation is presented for these plans.

Cash flows

Contributions

	Expected		Employer Contributions Contributed March 31,
	2008		2006		2007
			(In millions)
Non-contributory pension plan	Rs.	224	Rs.	—	Rs.	249	US$	6
OPEB		6		1		6		—

Total	Rs.	230	Rs.	1	Rs.	255		6

In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act 1985 in Canada. Teleglobe commissioned an independent actuarial consultant for both defined benefit plans as at December 31, 2005. As a result, the non-contributory pension plan is currently in a deficit position which required the Company to contribute in the period starting April 1, 2006. The Company was not required to contribute to the contributory pension plan in the period ending March 31, 2007 and 2006 since the December 31, 2005 actuarial valuation showed a surplus position.

Estimate future benefit payments

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits				Other Benefits
	(In millions)
Years ending March 31,
2008	Rs.	294	US$	7	Rs.	6	US$	—
2009		305		7		6		—
2010		317		7		6		—
2011		332		8		6		—
2012		348		8		6		—
2013 – 2017		2,041		48		29		1

22.	Leases

As Lessee:

The Company has taken buildings, satellite channels, office equipments, computer equipments and certain circuit capacities under operating lease arrangements. Operating lease rent expense was Rs.1,328 million, Rs.2,014 million and Rs. 2,921 million in fiscals 2005, 2006 and 2007 respectively.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2008	Rs.	2,202	US$	51
2009		1,663		39
2010		1,593		37
2011		1,426		33
2012		1,305		30
Thereafter		5,389		125

Total minimum lease commitments	Rs.	13,578	US$	315

The minimum future lease payments have not been reduced by minimum operating sublease rentals of Rs.359 million due in the future under non-cancellable subleases for certain buildings which extend until July 31, 2011. Rs. 86 million was recognized in the current fiscal as minimum sublease rental.

As Lessor:

IRUs with gross carrying amounts of Rs.840 million and accumulated depreciation of Rs.113 million have been leased under operating lease arrangements.

In respect of these IRUs, lease rental income of Rs. 18 million, Rs. 42 million and Rs. 70 million has been recognized in earnings in fiscals 2005, 2006 and 2007 respectively.

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2008	Rs.	69	US$	2
2009		69		2
2010		69		2
2011		69		2
2012		69		2
Thereafter		561		13

Total minimum lease receipts	Rs.	906	US$	23

The Company has leased certain premises under operating lease arrangements. Lease rental income in respect of these leases will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2008	Rs.	12	US$	—

Total minimum lease receipts	Rs.	12	US$	—

In respect of these leases, rental income of Rs. 32 million, Rs. 65 million and Rs. 41 million has been recognized in earnings in fiscals 2005, 2006 and 2007 respectively.

23.	Estimated fair value of financial instruments

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

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated. The fair value of the Company’s derivatives is based on the prevailing market rates.

The fair value of the variable foreign currency long term debt from banks is comparable to their carrying value of Rs. 21,522 million (US$498 million) based on quoted market prices of similar instruments and based on recently negotiated terms at market rates. The carrying value of the term loan is Rs 458 million and it has an estimated fair value of approximately Rs. 414 million based on the discounted future cash flows at market rate prevailing as of balance sheet date.

Management uses its best judgment in estimating the fair value of its financial instruments; however there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of either March 31, 2006 or 2007. The estimated fair value amounts as of March 31, 2006 and 2007 have been measured as of those dates, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

24.	Derivative financial instruments

(a) Interest rate Swap Agreements (“Swaps”)

The Company uses swaps to manage the market risks associated to interest rate movements relating to its US $ 220 million variable-rate long term debt. During the first quarter of the fiscal year, VSNL Netherlands B.V.—an indirectly owned subsidiary of the Company entered into swaps to convert the variable interest rate of its long-term debt to a fixed rate. The total notional amount of the swaps is US$ 110 million, which is related to 50% of the variable rate long-term debt. Under the terms of the swaps, the Company will pay an interest rate of 5.52% in exchange for a variable interest rate equal to U.S. LIBOR and will expire in 2011. The differentials paid or received on swaps are recognized as adjustments to interest expense.

The fair values of the swaps are recorded in other non-current liabilities in the balance sheet. Up until October 31, 2006 the changes in fair value are recorded in interest expense for Rs. 100 million (US$ 2 million). Subsequently the swaps were designated as cash flow hedges under SFAS No 133. The effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive income and are recognized in interest expense when the hedged items affect earnings. The impact to earnings associated with hedge ineffectiveness is recorded in Interest expense.

Derivative impacts in accumulated other comprehensive income

The following table summarizes the activity in accumulated other comprehensive income in shareholders’ equity related to derivatives designated as cash flow hedges during the year ending March 31, 2007

	(In millions)
Balance at April 1, 2006	Rs.	—	US$	—
Net unrealized loss		6		—
Realized loss reclassified into earnings		(2)		—

Balance at March 31, 2007	Rs.	4		—

Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 5 million of unrealized gains in accumulated other comprehensive income will be transferred into earnings during the fiscal year ending March 31, 2008

(b) Foreign currency forward and option contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in Indian Rupees and other currencies. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

Foreign exchange forward and option contracts held by the Company as of fiscals 2006 and 2007 were Rs.5,189 million and Rs. 1,828 million, respectively. These contracts are for a period between one and six months.

In fiscals 2005, 2006 and 2007, exchange loss of Rs.42 million, Rs.67 million and exchange gain of Rs. 30 million, respectively on foreign currency forward and option contracts have been recognized in earnings.

25.	Segment Information

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision makers” (CODM) and allocate resources to and assess the performance of the segments of the Company.

During fiscal 2006, the Company carried out acquisitions of certain tangible and intangible assets identified as Tyco Global Network and also completed the acquisition of 100% of the common shares of Teleglobe. Since these acquisitions were consummated near the fiscal year end, the management was in the process of finalizing a formal integration plan of the business carried out by such entities with the business carried out by VSNL India. These acquisitions combined with the existing international businesses of the Company were organizationally considered as “International Businesses” and were reviewed as such. As a result, for fiscal 2006 the international business of the Company was viewed as a separate segment in order to allocate resources and assess performance. Hence, reportable segments for fiscal 2006 were determined as “Wholesale Business”, “Enterprise Business”, “International Business” and “Others”.

In fiscal 2007, the Company has completed the integration of the acquired businesses with the business of VSNL India. Consequent to the integration process, the organization was restructured and aligned to the new integrated business structure. The integrated Voice business is now managed by Head – Global Voice Solutions. The integrated Enterprise and Carrier Data and other value added services is now managed by Head—Global Data Solutions. Consequently, the CODM now views and assesses the performance and allocates resources to operating segments as:

•	Wholesale Voice services

•	Enterprise & Carrier Data and other VAS Services

•	Retail and other services

Accordingly the Company has changed its reportable segments for fiscal 2007, which are “Wholesale Voice”, “Enterprise and Carrier Data” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Voice	: Global voice services

Enterprise and Carrier Data	: Corporate Data Transmission services

Others	: Primarily comprises national voice services, retail internet, data centers, signaling and roaming services and television uplinking.

In fiscal 2007 the Company had identified the following operating segments based on the organizational structure and for which discrete financial information including segment results is available:

•	Global voice services

•	Corporate data transmission services (private leased circuits, frame relay and internet leased lines) and other value added services (signaling and roaming services etc.)

•	Retail Internet

•	National voice services (traffic originating and terminating in India)

•	Other services (data centers, television uplinking etc.)

International and national voice services are managed by the Global Voice business group, corporate data transmission services and other services are managed by the Global Data business group, retail internet services are managed by the Retail business group.

The “Wholesale Voice” reportable segment comprises segment information only for international voice as international and national voice services do not meet the aggregation criteria of FAS 131. Segment revenues and profits from international voice substantially comprise revenues and profits managed by the Global Voice business group.

The “Enterprise and Carrier Data” reportable segment comprises segment information only for corporate data transmission services, as these services and services included under other value added services do not meet the aggregation criteria of FAS 131. Segment revenues and profits from corporate data transmission services substantially comprise revenues and profits managed by the Global Data business group.

All other services including national voice, signaling and roaming services and retail internet have been reported under “Others”, as none of these operating segments meet the reportable quantitative thresholds. Revenues from “Wholesale Voice” and “Enterprise and Carrier Data” exceed seventy five per cent of the Company’s consolidated revenues.

Segment information for fiscal 2005 and 2006 has been presented in accordance with the basis of segmentation adopted for fiscal 2007.

Summarized segment information based on the new segmentation basis for fiscals 2005, 2006 and 2007 is as follows:

	As of March, 2005
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	16,026	Rs.	11,156	Rs.	5,266	Rs.	32,448
Interconnection Charges		12,961		422		1,924		15,307

Net revenues	Rs.	3,065	Rs.	10,734	Rs.	3,342	Rs.	17,141

Other network and telecommunication costs		509		1,017		1,334		2,860
Licence fees		526		1,102		226		1,854

Segment results	Rs.	2,030	Rs.	8,615	Rs.	1,782	Rs.	12,427

Unallocable costs:
Licence fees								961
Depreciation and amortization								2,308
Other operating costs								6,263
Operating Income								2,895
Non operating income, net								6,450
Income before income taxes								9,345
Income tax expense								(2,575)
Dividend tax								(168)
Equity in net loss of equity method investees								(4,156)

Net income							Rs.	2,446

	As of March, 2006
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	22,333	Rs.	14,641	Rs.	8,482	Rs.	45,456
Interconnection Charges		17,640		1,699		2,082		21,421

Net revenues	Rs.	4,693	Rs.	12,942	Rs.	6,400	Rs.	24,035

Other network and telecommunication costs		140		450		1,578		2,168
Licence fees		497		942		283		1,722

Segment results	Rs.	4,056	Rs.	11,550	Rs.	4,539	Rs.	20,145

Unallocable costs:
Licence fees								281
Depreciation and amortization								5,249
Other operating costs								13,714
Operating Income								901
Non operating income, net								1,963
Income before income tax								2,864
Income tax expense								(1,932)
Dividend tax								(240)
Equity in net loss of equity method investees								(70)

Net income							Rs.	622

	As of March, 2007
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	53,047	Rs.	19,550	Rs.	13,380	Rs.	85,977	US$	1,995
Interconnection Charges		45,274		1,716		2,102		49,092		1,139

Net revenues	Rs.	7,773	Rs.	17,834	Rs.	11,278	Rs.	36,885	US$	856

Other network and telecommunication costs		334		377		1,642		2,353		55
Licence fees		205		521		236		962		22

Segment results	Rs.	7,234	Rs.	16,936	Rs.	9,400	Rs.	33,570	US$	779

Unallocable costs:
Licence fees								125		3
Depreciation and amortization								6,966		162
Other operating costs								23,037		534
Operating Income								3,442		80
Non operating income, net								1,080		25
Income before income tax								4,522		105
Income tax expense								(2,807)		(65)
Dividend tax								(180)		(4)
Equity in net loss of equity method investees								(96)		(2)

Net income							Rs.	1,439	US$	34

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for international voice and corporate data transmission services have been allocated based on net revenues from these services. Depreciation and amortization, impairment loss on intangible assets and all other operating costs are unallocable.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Revenues have been allocated to geographies based on location of the customers and are as follows:

	As of March 31, 2005
	(In millions)
India	Rs.	18,949
United States of America		3,343
United Arab Emirates		2,634
Rest of the world		7,522

Total	Rs.	32,448

	As of March 31, 2006
	(In millions)
India	Rs.	21,134
United States of America		7,214
United Kingdom		3,459
United Arab Emirates		2,606
Rest of the world		11,043

Total	Rs.	45,456

	As of March 31, 2007
	(In millions)
India	Rs.	23,820	US$	553
United States of America		18,714		434
United Kingdom		7,296		169
Canada		4,307		100
Rest of the world		31,840		739

Total	Rs.	85,977	US$	1,995

Revenues from top five customers contributed approximately 35%, 28% and 20% for fiscals 2005, 2006 and 2007 respectively.

Revenues from a single customer contributed approximately 11.2% and 7.4% of revenues primarily from Wholesale Voice segment in fiscals 2005 and 2006 respectively. In fiscal 2007 a single customer contributed 6.8% of revenues primarily from Wholesale Voice and Enterprise and Carrier Data segments.

In fiscals 2005, 2006 and 2007 revenues from customers comprise mainly revenues from wholesale and enterprise segments under the new segmentation basis.

Substantially all of VSNL India’s property, plant and equipment, other than undersea cables are located in India. The overseas subsidiaries own approximately 44% of the Company’s property, plant and equipment.

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

The Company has a customer concentration of risk, as illustrated in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2006 and 2007, respectively. VSNL’s exposure to other customers is diversified, and no other single customer explains more than 2.2% and 2.0% of outstanding accounts receivable at March 31, 2006 and 2007, respectively.

Balances due from major customers are as follows:

	As of March 31, 2006
	(In millions, except percentages)
Customer I	Rs.	722	5%
Customer J		602	4%
Customer F		545	4%
Customer G		447	3%
Customer A		392	3%
Others		12,122	81%

Total	Rs.	14,830	100%

	As of March 31, 2007
	(In millions, except percentages)
Customer I	Rs.	2,030	US$	47	12%
Customer J		1,138		26	7%
Customer A		695		16	4%
Customer F		593		14	4%
Customer K		556		13	3%
Others		11,681		271	70%

Total	Rs.	16,693	US$	387	100%

26.	Related party transactions

VSNL’s principal related parties consist of its principal shareholders, government departments; government owned or controlled companies, its own subsidiaries, equity method investees, and its key managerial personnel. As described elsewhere in these consolidated financial statements, the Company routinely enters into transactions with its related parties, such as providing and receiving telecommunication services, paying license fees and subletting premises. Transactions and balances with its own subsidiaries are eliminated on consolidation.

Other related party transactions and balances are immaterial individually and in the aggregate.

The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2006 and 2007 amounts receivable from employees aggregated to Rs.82 million and Rs. 52 million respectively. Interest free short-term advances made to employees aggregated to Rs.9 million and Rs. 5 million for fiscals 2006 and 2007, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs.29 million, Rs. 19 million and Rs. 17 million for fiscals 2005, 2006 and 2007, respectively, is included in staff costs.

27.	Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2006 and 2007 are Rs. 2,550 million and Rs. 1,872 million respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for business licenses and for import activities. These guarantees may be enforced by the governmental agencies and customs authorities if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled Rs. 5,965 million as of March 31, 2007. Out of this total amount Rs. 5,850 million is expected to be purchased in 2008.

In accordance with the shareholders’ agreement of UTL the Company has an obligation to contribute additional capital of Rs. 115 million. This amount is payable on demand.

The Company also has an obligation to contribute Rs. 2,603 million in SEPCO over a four year period. Out of this Rs. 1,605 is expected to be contributed in 2008.

Other Commercial Commitments

	As of March 31, 2007
	(In millions)
Standby Letters of Credit
Less than 1 year	Rs.	1,375	US$	32
1 to 3 years		—		—

Total amount committed	Rs.	1,375	US$	32

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

Business related claims

TGN related matters

Polargrid LLC, one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint seeks in excess of Rs. 65,325 million (US$ 1,500 million) in damages arising from the Company’s alleged breach and other alleged violations of the common law. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit, and has filed counterclaims seeking to be reimbursed for any and all money paid to Polargrid and its affiliates in connection with the potential transaction. Fact discovery is now closed in the matter, and expert discovery will begin shortly. Mediation process was conducted in August 2007 and now the matter will proceed for Jury trial on January 28, 2008.

On June 30, 2005, the Company acquired from Tyco Global Networks Ltd (“TGN”) all of the assets and liabilities relating to the Tyco Global Network. As part of this acquisition, the Company assumed the performance of a number of agreements, including several agreements previously entered into between TGN and C2C Pte Ltd (“C2C”) (hereafter the “C2C Agreements”). The C2C Agreements were entered into between Tyco and C2C in an attempt to settle an outstanding dispute between the parties in respect of Tyco’s construction of a cable system for C2C. One set of the C2C Agreements relates to C2C’s acquisition of the right to use up to 200G of capacity on TGN’s Pacific Network. Another set of the C2C Agreements relates to Tyco’s (now the Company’s) right to light and use a dark-fiber on the C2C Cable Network owned by C2C. Both C2C and Company delivered notices of default to each other alleging default by the other party of the C2C Agreements. The Company’s management engaged in discussions with C2C in an attempt to amicably resolve any and all claims each party may have against the other under the C2C Agreements and on September 28, 2007 the Company and C2C reached a settlement agreement in respect thereof. Although the terms of the settlement are confidential, the parties agreed to terminate the C2C Agreements, waive any and all claims against each other in respect thereof and enter into a new set of agreements (the “New Agreements”) by which each party will provide various telecommunications services to the other. The parties are currently in the process of implementing the terms of the New Agreements.

FLAG Telecom Arbitration

In May 2006, Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration issued an Award on the interpretation of certain provisions of the Construction and Maintenance Agreement (C&MA) governing the FLAG Europe Asia (FEA) cable system to which FLAG Telecom Group Limited (FLAG) and the Company, and various other parties, are signatories. By a majority, the Tribunal ordered the Company to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Company has complied fully with the Tribunal’s Award. In September 2006, the Company filed a Writ in The Netherlands courts to seek to set aside the first ICC Award.

In December 2006, the Tribunal issued a second Award as to the terms and conditions pursuant to the C&MA to enable the lease of assignable capacity in the FEA cable by FLAG to International Telecommunications Entities (ITEs). A further Award was pending from the Tribunal regarding the level of charges which the Company is entitled to recover from FLAG in respect of the access granted to FLAG to lease assignable capacity. The Company has filed a Writ seeking to set aside the Second Partial Award.

In January 2007, FLAG filed a claim seeking monetary relief of Rs. 17,681 million (US$ 406 million), plus interest, arising from the previous ICC Awards. On the defence submitted by the Company in May 2007 to the above claim, FLAG revised its claim to Rs.16,754 million (US$ 384.7 million) in its August 2007 reply. The Company’s response to that claim is pending.

The Tribunal has now issued its Third Partial Award which decides the outstanding question of what “reasonable terms and conditions” the Company is entitled to under clause 8.3 of the C&MA in granting FLAG access to its Landing Stations.

Being convinced that FLAG’s case is without merit, the Company filed an appeal in Netherlands Court. Flag filed its response to the petition in March 07. On this response of FLAG, the Company has filed a reply in April 07 and further filings from the parties would be soon completed. Date has been fixed by the Netherlands Court for final hearing of Company’s petition in February 2008.

Teleglobe related matters

In August, 2004, Teleglobe initiated investigations into potential instances of non-compliance with the United States Foreign Corrupt Practices Act (“FCPA”) by ITXC Corp. (“ITXC”), which it had recently acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (the “DOJ”) of the matter, and the Company has been cooperating fully with the SEC and the DOJ. In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of US securities laws. Resulting from complaints filed by the SEC and DOJ in the federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees pleaded guilty to the charges and are scheduled to be sentenced in late October 2007. The Company intends to continue to cooperate fully with the SEC and DOJ in the investigation. The Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its consolidated financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to its results of operations in the period in which it is imposed.

Others

The Company in various geographies is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and/or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on VSNL’s consolidated financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on VSNL’s consolidated financial position and results of operations for the period in which the effect can be reasonably estimated.

As of March 31, 2007, there were other claims of Rs. 1,391 million (US$ 32 million) which includes claims of Rs. 720 million (US$ 17 million) by DoT – WPC wing towards licence fees and Rs. 317 million (US$ 7 million) by a customer for loss of business on account of interruption of private leased circuits.

Income Taxes

In fiscal 1995, the income tax authorities in India disallowed expenditures on licence fees as a deductible item for the purposes of income tax computation. The Income Tax Appellate Tribunal (“ITAT”) has subsequently allowed the license fees as a deductible expenditure. Subsequently the Income Tax Department had moved this decision to the High Court of Judicature at Bombay (“High Court”) contesting the allowance of this expenditure. However no further intimation has been received from the High Court in this regard. If the decision is given against the Company by the High Court, the possible income tax liability including interest on disallowances of license fees is approximately Rs. 1,400 million (US$ 32 million).

Subsequent to fiscal 1995, such expenditures on license fees are being allowed by the Income Tax Department as a deductible expenditure.

The Income Tax Department in India has disallowed certain tax holiday claims made by the Company. The Company has contested these disallowances in the ITAT. ITAT has rejected the claim made by the company for the fiscal 1996 and the Company is currently in the process of filing appeal before the next jurisdictional authority -The High Court of Bombay. The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of the tax benefit of Rs. 105 million (US$ 2 million), excluding interest. As of March 31, 2007, possible income tax liability including interest on disallowance of these claims is Rs. 5,374 million (US$ 123 million).

The Income Tax Department has demanded income taxes on certain reimbursements made by the DoT. The Company has contested these demands in the ITAT. As of March 31, 2007, the income tax claim and interest was Rs. 3,302 million (US$ 76 million).

On account of disallowances of various claims / expenses in fiscals 2000, 2001 and 2002, penalty aggregating to Rs. 6,830 million (US$ 157 million) has been levied by the tax authority. The same has been contested by the Company.

Licence Fees

As of March 31, 2007, DoT had a claim against the Company for payment of additional ILD licence fees. The DoT’s claim is based on interpretation of certain terms of the license agreement resulting in disallowance/exclusion of certain items of revenues and costs. The Company has filed a petition before the Telecom Disputes Settlement and Appellate Tribunal (TDSAT) against DoT’s claim. TDSAT referred the matter back to TRAI, which submitted its recommendations to TDSAT. On August 30, 2007 TDSAT rendered its final verdict in the matter. The Company is in the course of evaluating the implications of the TDSAT verdict and further course of action on the same in accordance with the applicable laws.

28.	Post Balance Sheet Events

Dividend

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of VSNL India prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of fiscals 2006 and 2007, the amounts available for distribution, net of dividend tax, are Rs. 13,906 million and Rs. 15,713 million, respectively. Subsequent to March 31, 2007, the Board of Directors recommended a dividend of Rs. 4.5 per equity share, which has been approved by the shareholders in the Annual General Meeting, held August 2, 2007.

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