Form 20-F
period 2008-03-31
TATA COMMUNICATIONS LTD
filed 2008-10-14
CIK 1116134

As filed with the Securities and Exchange Commission on October 14, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2008

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from              to

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(FORMERLY KNOWN AS VIDESH SANCHAR NIGAM LIMITED)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Republic of India

(Jurisdiction of incorporation or organization)

VSB, Mahatma Gandhi Road, Fort, Mumbai—400001+91-22-66578765

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP  ☒    International Financial Reporting Standards as issued  ☐    Other  ☐

by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents two Shares.
**	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

1

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

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company”, “our Company” and “Tata Communications” are to Tata Communications Limited and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to Tata Communications Limited . Tata Communications and Teleglobe logos and Tata Communications and Teleglobe are registered service marks of Tata Communications Limited and/or its subsidiaries in the United States and/or other countries. All rights are reserved. This Form 20-F refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 40.02 per $1.00 on March 31, 2008 for the conversion of Rupees into US Dollars. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

(CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

This Form 20-F contains “forward-looking statements” (as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information that are based on our management’s current expectations, assumptions, estimates and projections about our Company and our industry and information currently available to us. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases and reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described in this document. These forward-looking statements include, among others, statements concerning:

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

“Tata Communications”

During the year 2007-08, the Company changed its name to Tata Communications Limited. The new certificate of incorporation dated January 28, 2008 has been duly received by the Company. The Company also signed the Brand Equity and Business Promotion Agreement (“BEBP Agreement”) with Tata Sons Limited, the owners of the intellectual property rights for the brand name/corporate name “Tata.”. On February 13, 2008, the Company launched its new identity and the brand “Tata Communications” integrating the former Videsh Sanchar Nigam Limited/VSNL, VSNL International, Teleglobe and CIPRIS brands worldwide.

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data have been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2006, 2007 and 2008 and the selected balance sheet data as of March 31, 2007 and 2008 are derived from our audited financial statements and related notes included in this Form 20-F, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm. Our selected income statement data for the fiscal year ended March 31, 2004 and 2005 and our selected balance sheet data as of March 31, 2004, 2005 and 2006 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2008 has been translated into US Dollars for your convenience.

	2004		2005		2006		2007		2008		2008
	(millions of Rs.) (1)										(million of US $)
Income Statement Data
Operating revenue
Revenues from telecommunication services		32,248		32,448		45,456		85,977	82,331		2,057

Cost of revenues:
Network and transmission costs		19,375		18,167		23,589		51,445	46,717		1,167
License fees		2,735		2,815		2,003		1,087	848		21
Total cost of revenues		22,110		20,982		25,592		52,532	47,565		1,188
Other operating costs:
Depreciation		2,465		2,308		5,249		6,966	7,358		184
Other operating costs		5,000		6,263		13,714		23,037	27,200		680
Impairment loss on property, plant and equipment		6,709		—		—		—	—		—
Operating income / (loss)		(4,036)		2,895		901		3,442	208		5
Non-operating income (expense), net:
Gain on sale of investments		1,001		5,523		77		17	145		4
Interest income on income tax refunds		490		—		564		63	167		4
Interest income from banks and others		934		529		315		63	100		2
Interest expense		(5)		(1)		(382)		(1,380)	(1,469)		(37)
Other non-operating income, net		607		399		1,389		2,317	1,767		45
Total non-operating income (expense), net		3,027		6,450		1,963		1,080	710		18
Income / (loss) before income tax		(1,009)		9,345		2,864		4,522	918		23
Income tax (expense) / benefit		674		(2,575)		(1,932)		(2,807)	(1,280)		(32)
Dividend tax		(310)		(168)		(240)		(180)	(218)		(5)
Equity in net loss of equity method investees		(1,921)		(4,156)		(70)		(96)	(393)		(10)
Minority Interest		—		—		—		—	1
Net income / (loss)		(2,566)		2,446		622		1,439	(974)		(24)
Basic Earnings/(Loss) per Equity Share	Rs.	(9.00)	Rs.	8.58	Rs.	2.18	Rs.	5.05	(3.42)		(0.09)
Weighted average number of Shares outstanding(2)		285		285		285		285	285		285
Basic Earnings/(Loss) per ADS (where each ADS represents two Shares)	Rs.	(18.00)	Rs.	17.16	Rs.	4.36	Rs.	10.10	Rs.(6.84)	US$	(0.19)
Dividends per share	Rs.	8.50	Rs.	4.50	Rs.	6.00	Rs.	4.50	4.50		0.11
Other Financial Data
Net cash provided by operating activities		13,140		3,069		9,635		6,062	10,182		254
Net cash used in investing activities		(7,262)		(1,010)		(18,214)		(11,944)	(16,455)		(410)
Dividends		(2,423)		(1,283)		(1,710)		(1,283)	(1,283)		(32)
Net cash (used in)/provided by financing activities		(5,963)		(1,913)		12,612		3,806	6,738		168

	2004	2005	2006	2007	2008	2008
	(Million of Rs.)
Balance Sheet Data
Total assets	67,581	70,495	112,477	119,522	136,323	3,406
Total debt	630	—	19,427	24,082	30,420	760
Accounts payable	6,722	8,744	19,956	18,152	22,245	556
Accrued expenses and other liabilities	8,210	8,509	20,928	24,980	32,841	821
Total liabilities	15,562	17,253	60,311	67,214	85,506	2,137
Total shareholders’ equity	52,019	53,242	52,166	52,308	50,785	1,269
Total liabilities and shareholders’ equity	67,581	70,495	112,477	119,522	136,323	3,406

Notes:

(1)	Except per share data.

(2)	In millions.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s Equity Shares (Shares) on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depository Shares (“ADS”) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depository of any cash dividends paid in Indian Rupees on the Shares represented by the ADS.

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

Fiscal Year Ended March 31,	Period End (Rs.)	Average (Rs.)	High (Rs.)	Low (Rs.)
2008	40.02	40.00	43.05	38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.21	46.26	43.05
2005	43.62	44.87	46.45	43.27
2004	43.40	45.78	47.46	43.40

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High (Rs.)	Low (Rs.)
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008	42.97	42.38
July 2008	43.29	41.10
August 2008	43.74	42.01
September 2008	46.81	43.95

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

RISK RELATED TO OUR COMPANY AND OUR INDUSTRY

Telecommunications Business

Reductions in telecommunications tariffs in India and in the prices that we charge for our communication services worldwide have had and are expected to continue to have an adverse effect on our results of operations and financial condition

Telecommunications tariffs in India have declined significantly in recent years. Peak international call tariffs have declined from Rs. 48 per minute in 2002 to Rs. 12 per minute in 2008 as a result of deregulation of tariffs and increased competition. The Department of Telecom (“DoT”) also relaxed the license conditions for international long distance (ILD) and national long distance (NLD) services and reduced the entry fee for these businesses from Rs. 250 million and Rs. 1 billion respectively to Rs. 25 million, effective January 1, 2006. Furthermore, effective April 1, 2007, the TRAI (Telecom Regulatory Authority of India) revised the access deficit charge (ADC—a component of the Interconnection Usage Charges or IUC, that makes up for below-cost monthly rentals and local call charges for fixed telephones) in preparation for finally phasing out the ADC.

Wholesale voice revenues constituted 56.70% of the Company’s total revenue in 2008 compared to 61.70% of the Company’s total revenue in 2007. The decline in tariffs and the reduction of ADCs, while resulting in a traffic volume growth spurt, has materially and adversely affected the Company’s revenues and net income. Phasing out of ADC completely is likely to further impact the Company’s revenues and net income.

In addition, we expect to continue to experience decreasing prices for our communications services:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as a result of our current agreements with customers which often contain volume-based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and

•	as volume-based pricing traffic become more prevalent.

Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for our communications services decrease for whatever reason, then unless there are volume increases or we are able to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

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

There is an increase in the number of players offering various forms of data products and this sector is witnessing increased competition and reduced tariffs. Although the Company has been a market leader in offering data products in India, there can be no assurance that the Company will be able to retain its market leader position and reduced tariffs will cause significant reduction in its revenues and thereby profits.

As a result of delays in the implementation of the new Carrier Access Code regime in India, we continue to depend on other telecommunications providers for access to end customers

All international calls we carry that either originate or terminate in India must pass through access telephone networks, which we do not own or control. Demand for our international outgoing telephony services will depend, to a significant degree, on the rates charged to end users in India, access to whom is controlled by competitors such as Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL), Bharti, Vodafone and Reliance. With more and more access operators in India launching their own international long distance operations, the demand for the Company’s voice services is likely to be adversely affected leading to lower volumes, revenues and net margins.

The Government of India’s proposed Carrier Access Code (“CAC”) regime offers end user customers the right to choose their NLD or ILD carrier, based on rates and quality, rather than such choice being made by the access provider. Implementation of the CAC regime has been delayed due to technical and other issues. BSNL and MTNL currently control access to a majority of the end customers. Because of their “Most Favoured Customer” arrangement with the Company, they used the Company as their preferred ILD carrier until February 2004. Since February 2004, we have been dependent on the implementation of the CAC regime to develop our own customer base for the outgoing international telephony market.

The TRAI has proposed that long distance operators can provide choice of carriers to consumers through calling cards. However the timeframe for implementation is still not clear. There can be no assurance that even if carrier selection is implemented, end user customers will choose the company as their preferred carrier. The Company’s revenues from BSNL and MTNL, two of our larger customers, have declined significantly in recent years and may continue to do so. After the termination of its International Long Distance (“ILD”) services monopoly and its “Most Favoured Customer” status in 2002 and February 2004 respectively, the Company has been competing with other ILD operators for BSNL and MTNL’s traffic. With increased competition for BSNL and MTNL voice traffic, the volume of their international traffic routed through the Company is likely to reduce or lead to lower rates for termination. Thus the amount of call traffic carried by the Company and the Company’s revenues and margins could be further adversely affected.

Furthermore, BSNL has been granted operating licenses for international telephony services by the Government of India and has started ILD operations. In March 2004, the Company and BSNL signed an agreement pursuant to which BSNL may use our infrastructure to route its ILD traffic. BSNL commenced utilizing our infrastructure under this arrangement during fiscal year 2005. During fiscal year 2007, BSNL also started exchanging traffic with international carriers directly on its submarine cable (Bharat Lanka Cable) through Colombo. With BSNL routing most of its ILD traffic through its own Bharat Lanka Cable during fiscal year 2008, there can be no assurance that the infrastructure created by the Company will retain sufficient volumes or that the terms of the agreement will not be modified further to the Company’s detriment. During fiscal year 2008, our infrastructure sharing agreement with BSNL was renegotiated and is likely to result in lower revenues for the Company.

We must obtain and maintain permits and rights-of-way to operate our network

If we are unable to obtain and maintain the franchises, permits and rights needed to expand and operate our network on our acceptable terms and on a timely basis, our business could be materially adversely affected. In addition, the cancellation or non-renewal of the franchises, permits or rights that are obtained could materially adversely affect us.

Competition in the Indian telecommunications sector is expected to intensify, further affecting our business adversely

The Indian telecommunications sector continues to be intensely competitive and we face competition in each of our lines of business. We expect further competition as existing and new operators expand their operations and services, there is more industry consolidation and we enter new businesses. Our competitors in the ILD business have resorted to steep rate cuts that we have had to match to remain competitive which has affected our traffic volumes, revenues and market share adversely. BSNL has already begun offering its own ILD services and other customers, such as MTNL, have said that they may start offering such services shortly. Some of the other telecom operators who are our customers are also National Long Distance (“NLD”) and ILD operators which carry their own traffic and also bid for traffic from other operators including BSNL and MTNL. In addition, as the Government of India has announced relaxation of the licensing conditions and reduction of entry fees for international and domestic long distance services from January 2006, several operators, many of whom are our customers, have obtained licenses and have started operations, thereby intensifying competition further. This is likely to affect the addressable market of the Company, resulting in a drop in traffic volumes and revenues from the NLD and ILD business.

Further, the regulatory regime in India also permits negotiated rates for carriage of NLD calls. Many of the existing access providers are likely to acquire or have acquired NLD and/or ILD licenses. This is likely to affect the addressable market of the Company resulting in a drop in traffic volumes and revenues from the NLD and ILD business. In some lines of our international businesses, such as private leased circuits, end users are customers of foreign carriers and if the foreign carriers decide to choose our competitors over us, we may lose revenues in those lines of business.

Further, the Government of India permitted the provision of Internet telephony by internet service providers (“ISP”) in India with effect from April 1, 2002. Furthermore, an increasing number of international calls to and from India are being made through the Internet, and this number is likely to increase substantially. While the effect of Internet telephony has been minimal due to the low rates prevailing in the ILD market and the limited penetration of computers in India, competition from this sector could adversely affect the Company’s telephony revenues in the future. The Regulator has recently recommended relaxing the restrictions on Internet telephony in India. However, the manner and timeframe for implementation of such regulatory changes relating to Internet telephony are not clear and may adversely impact the business of the Company.

We need to continue to increase the volume of traffic on our network or we will not generate profits

We must continue to increase the volume of Internet, data, voice and video transmissions on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network. This is particularly true because since 2002, our revenue mix has changed significantly from a voice-centric business to a more diverse model in terms of both products and geographic reach. If we do not maintain our relationships with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on our network, which would adversely affect our ability to become profitable. With increased competition from new licensees, the Company also needs to leverage its existing infrastructure to realize better utilization of network, operating efficiencies and cost benefits.

Further certain costs including costs related to repairs and maintenance can be of a fixed nature and, in the absence of revenues shall continue to adversely impact our profitability.

Illegal international telephony operators have adversely affected our call volumes

Our call volumes have been adversely affected by the international telephony services offered by illegal operators in India. These operators offer cheaper services since they do not pay Interconnect Usage Charges (“IUCs”) or ADCs or other regulatory payments, including license fees and taxes. According to various market estimates, these operators have captured around 15 percent of the incoming ILD traffic into India.

Effective October 1, 2008, the TRAI has completely abolished ADC build into the IUCs to govern inter-operator settlements for costs passed between different networks. There is no assurance that abolishing this ADC will completely eliminate the illegal international telephony operations or that volumes of legitimate carriers like the Company would be favorably impacted.

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

International voice telecommunications services continue to see market price erosion and a decrease growth in traffic volume from our traditional customer base, which may negatively impact our business

Market pricing for international wholesale voice telecommunications services continues to see annual declines between 5-10 percent. As pricing approaches the cost of transmission and far-end termination, the Company may experience lower per unit net revenue, which will adversely impact the net income earned from the international voice business.

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

Our Mobile Global Roaming business may decline due to changing technologies

Our wireless Mobile Global Roaming business provides roaming services for GSM, Integrated Dispatch Enhanced Network, iDen, Universal Mobile Telecommunications System, or UMTS, and Enhanced Specialized Mobile Radio, ESMR, networks around the world. However, it may be more difficult for us to provide roaming between other network standards, including networks based on third generation, or 3G, standards, because our service may not be able to work with such other standards to identify mobile subscribers’ locations and profiles. Within the last several years, some roaming providers have begun to use protocol gateways that translate data from disparate networks into a single common language that permits the provision of roaming service to a variety of network types. As roaming services independent of the core GSM/UTMS network specifications become more prevalent, demand for our services may be reduced which would have a material adverse effect on our gross margins and financial performance.

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

Any serious damage to the undersea telecommunications cable systems utilized by the Company might adversely affect the Company’s traffic and thereby its revenues

A major part of the Company’s international traffic is routed through undersea cable systems landing in India and other parts of the world as well as through cable systems between different countries. These cables are prone to damage, including cable cuts. Although such damage is normally not serious in nature and a portion of traffic can often be routed through other cable systems, serious damage or simultaneous multiple failure could occur. Any serious damage to major cables or simultaneous multiple cable failures could seriously disrupt traffic which might lead to losses in revenue.

The Company may be held liable due to certain facilities, products and substance representing danger or problems for the environment

The Company uses certain facilities, products or substances that might represent a danger or create problems for the environment. The Company believes that its activities as a telecommunications operator present no major risks for the environment. In particular, its activities do not use any production processes that seriously threaten rare or non-renewable resources, natural resources (e.g. water, air) or biodiversity. The Company stores fuel for its generators required for un-interrupted power to its installations at different locations wherever it has its equipment and facilities. Prevention programs have been adopted in light of the corresponding risks.

In general, the Company applies accounting rules relating to environmental liabilities, and notably those concerning reserves for remedial action and the dismantling of sites, in accordance with current legislation and regulations. However, the Company cannot rule out the possibility of a change in legislation or regulations that would require it to incur additional expenditure and to set aside larger provisions in this respect.

Our technical infrastructure is vulnerable to damage or interruptions caused by earthquakes, floods, storms, fires, power outages, war, riots, intentional misdeeds and other similar events. Technical network and information technology system failures may result in reduced traffic, reduced revenues and harm to our Telecom’s reputation.

Natural information technology system failures (hardware or software), human error or computer viruses may affect the quality of the Company’s services and cause temporary service interruptions. Currently, there is an increased risk of failure of the information system due to the acceleration of the implementation of new services and new applications relating to billing and customer relationship management. More specifically, incidents may occur while new applications or software are being installed. Moreover, the rationalization of the network based on implementing all-IP technologies could lead, in the case of a problem with the system, to total service interruption for a relatively greater number of customers than such a problem might have caused in the past. While the risk cannot be quantified, such events occurring on a country-wide scale could result in customer dissatisfaction and reduced traffic and revenues

Internal Risks

Our growth may depend upon our successful integration of acquired businesses

We have made significant acquisitions in recent years including Tyco Global Network in 2005, and Teleglobe in 2006. The integration of acquired businesses, including our recent investments referenced immediately below, involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings, including through restructuring activities;

•	regulatory restrictions imposing a constraint on optimal designs for integration of OSS-BSS systems;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations; and

•

difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes -Oxley Act of 2002, procedures and policies.

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

The Company has also entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) on July 1, 2008 to acquire their 30% interest in Neotel Pty Ltd. (“Neotel”) the second network operator in South Africa. This agreement is subject to the fulfillment of certain conditions precedent, some of which have a period of up to 180 days to be fulfilled. Upon the implementation of the agreement, the Company together with Tata Africa Holding (SA) (Pty) Ltd will hold an effective 56% stake in Neotel.

We have entered into a joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC), according to which the Company will be acquiring a 50% equity interest in CEC subject to the approvals of the requisite governmental and regulatory bodies in Peoples Republic of China (“PRC”).

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

Our operations and profitability may be adversely affected if the funding required for the plans is delayed

The Company is dependent on its promoter shareholders i.e. the Strategic Partner and the Government of India agreeing to the proposals for raising non-debt funds such as subscription to the new shares or monetization of certain assets. This dependency arises in view of the provisions of the Share Purchase Agreement (“SPA”) among the Strategic Partner, the Government of India and the Company and the provisions of the Articles of Association of the Company or due to the nature of assets which can be conveniently monetized. If the promoter shareholders do not agree to such proposals for any reason or due to any crisis in capital markets, the Company may not be able to implement its capital expenditure plans efficiently and, as a result, its operations and profitability may be adversely affected.

Our profitability may be adversely affected if we become the victim of fraud or theft of services

The industry in which we operate has incurred losses in the last several years due to fraud. Unauthorized transactions or theft of our services could reduce our profitability substantially. Although we have implemented various measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic Indian telecommunications markets. We endeavor to manage these theft and fraud risks through our internal controls and our monitoring systems. We believe that our risk management practices will be adequate, but there is no guarantee that we will succeed in effectively controlling fraud.

Our business may be adversely affected if we cannot fulfill our commitments on significant contracts

We have undertaken a number of complex and large contracts with certain of our wholesale voice and enterprise and carrier data customers. If we fail to execute these contracts on time, it may result in reduction in our future revenues and in turn our profitability. Further, failure to meet our commitments under these contracts would result in damage to our reputation along with any potential legal implications resulting in financial losses. Our five largest customers collectively accounted for 18 percent of our revenues in fiscal year 2008.

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

Regulatory/Contingent Liabilities Risks

Our profitability may be adversely affected if the decisions in respect of “revenue share” disputes are upheld against the Company

In accordance with the terms of its license, the Company, has to pay a certain percentage of its Adjusted Gross Revenue (“AGR”) to the telecom licensor in India. The Company has disputed the definition of AGR and the matters are at various stages of dispute as per the dispute resolution process prevailing in the Indian telecom regulatory environment. In the event these matters are held against us, the Company’s profitability may be materially impacted.

If certain tax claims by the Indian tax authorities are upheld, our financial condition would be adversely impacted

The Company is subject to the following major tax claims in India:

•

Tax Benefit claims: The Indian tax authorities have disallowed tax benefits claimed by the Company in fiscal 1996 to fiscal 2005 with respect to a certain portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications, in particular, that it is entitled to a tax holiday under certain regulations. Tax authorities in respect of nine out of the ten fiscal years have disallowed the claims of the Company which have been appealed by the Company before the Income- Tax Appellate Tribunal (“ ITAT”). ITAT rejected the claim made by the Company for fiscal 1996 and the Company has filed an appeal before the next jurisdictional authority i.e. High Court of Judicature at Bombay. The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of the tax benefit of Rs. 105 Million (US $2.62 million), excluding interest. A decision in respect of the balance one fiscal year is pending before tax authorities. If all of the claims appealed are decided against the Company, the aggregate negative impact on the Company would be approximately Rs. 6,275 million (US $156.80 million).

•

Tax on Reimbursements: Certain reimbursements received from the Government of India during fiscal 1994 were not offered for taxation and the Indian tax authorities levied taxes (inclusive of interest but excluding penalties) of Rs.629 million (US$ 15.72 million) which the Company paid under protest. The Company’s appeal has been dismissed by the first appellate authority. The Company has appealed to the ITAT. If the appeal is unsuccessful, the Company would be negatively impacted by that amount.

•

Levy of penalty: On account of disallowances of various claims expenses in fiscal 2000, 2001 and 2002, a penalty aggregating Rs. 6,830 million (US $170.67 million) has been levied by the Indian tax authorities which has since been reduced to Rs. 4,926 million ( US $ 123.09 million) in the appeal filed before the first appellate authority. In respect of the penalty amount confirmed by the first appellate authority, the Company has filed an appeal before the Income-tax Appellate Tribunal. If the decision is not made in favor of the Company, there would be a negative impact on the Company of Rs. 4,926 million (US $ 123.09 million).

Further, against the penalty amount deleted by the first appellate authority of approximately Rs. 1,904 million (US $ 47.57 million), the Company has also filed an appeal before ITAT, which if decided against the Company, would result in negative financial impact on the Company of approximately Rs. 1,904 million (US $ 47.57 million).

We may not receive additional compensation from the Government of India for the early termination of our monopoly in international telephony services

The Government of India allowed private operators to start offering ILD services from April 1, 2002, thereby terminating the Company’s exclusivity in offering such services two years ahead of schedule, and compensated the Company with a package of benefits. The Government of India had given assurance prior to the disinvestment of the Company that it would consider additional compensation if found necessary following a detailed review, when undertaken. However, prior to disinvestment of the Company in February 2002, the Government granted a dispensation as full and final settlement of every sort of claim against the early termination of the Company’s ILD monopoly and to ensure that the claim was not barred by limitation, filed a claim in Mumbai High Court in 2005. The Company has been pursuing the Government of India to consider providing it with additional compensation. There can be no assurance that our claim will be successful or that we will receive any additional compensation from the Government of India, or if we do receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the Government of India, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders

The Company and its businesses are subject to extensive regulation and supervision by the Government of India and its departments, including the DoT, which issues and implements telecommunications licenses under the Indian Telegraph Act and the TRAI which, among other things, sets the terms and conditions which telecommunications operators are required to conduct in their activities. The Company operates substantially all of the ILD services it provides in India, including basic international telephony services to and from India, pursuant to a new license agreement with the Government of India that is valid until March 31, 2022. The Company also holds an NLD license and an ISP license. The DoT retains the right to modify the terms and conditions of the Company’s licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on the Company’s business and prospects. The DoT as the licensor is empowered to revoke the license granted by it for any breach of the license conditions. The Company must also annually renew various radio spectrum operating licenses from the Wireless Planning and Co-ordination Wing of the Ministry of Communications (WPC). Although it expects to obtain such renewals, the non-renewal or modification of these or any of its licenses, or punitive action by the Government of India for continuing these services without renewal of the licenses, could adversely affect the Company and result in lost revenues.

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

Regulatory decisions and changes in the regulatory environment in the jurisdictions in which we do business could adversely affect our business

The Company has interests in a large number of geographic areas across the world and must comply with an extensive range of requirements that are meant to regulate and supervise the licensing, construction and operation of telecommunications networks and services. These requirements are likely to increase with the Company’s increased overseas expansion. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the telecommunications industry. Decisions by regulators in various geographic areas regarding the granting, amendment or renewal of licenses, to the Company or to third parties, could adversely affect the Company’s future operations in these geographic areas. The Company cannot provide any assurances that governments in the countries in which it intends to operate will issue the required telecommunications licenses on acceptable terms or at all.

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

The Company incurred substantial debt in fiscal 2008 primarily to finance its acquisitions, fund its capital requirements as well as fund the capital requirements of its subsidiaries. As of March 31, 2008, the outstanding principal amount of our indebtedness was approximately Rs.30,420 million (US$ 760 million) We may also need to obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our existing indebtedness, which would increase our total debt.

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

•

the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

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

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may be subject to liquidity and execution risk and, if not offset by additional revenue, might adversely affect our financial condition and operating results

We have made, and might in the future make, substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. These investments could require significant capital expenditures. The Company expended approximately Rs. 26,843 million (US$ 670 million) towards capital improvements in fiscal 2008 and we expect our capital expenditures in fiscal 2009 to be approximately Rs. 39,460 million (US$986 million). If this capital is not available when needed or if it is available on terms that are not attractive, our business will be adversely affected. In particular, recent uncertainty in the international credit markets, including developments related to concerns about the United States sub-prime mortgage market, may adversely affect our ability to obtain financing.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

Additionally, because of significant acquisitions and because of changes in our services and business as a result of technological, regulatory and competitive changes and delays in implementation of new information technology systems, we may face difficulties and increased costs in sustaining such compliance.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and our external auditor’s independent assessment of our internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2008, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2008, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

In connection with the audit of our statutory financial statements in India, independent auditors of our Indian GAAP financial statements in an annexure to their report noted that our internal controls for the rendering of certain enterprise data services need to be strengthened. We are in the process of implementing remedial actions towards strengthening such internal controls. Our auditor’s report on our Indian GAAP financial statements including the annexure thereto forms part of our Indian annual report, which is available on our website www.tatacommunications.com.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Country Risks

The Company’s business may be adversely affected by any slowdown in economic growth in India, the United States or other countries where the Company does business or by a slowdown in the growth of the IT sector

The growth of telecommunications traffic is related to general economic growth and slowdowns in the Indian economy could result in slower growth rates in telecommunications traffic in India. A significant part of the Company’s revenues are derived from calls originating in India and the United States. During the year ended March 2008, approximately 43.05 percent and 21.64 percent of the Company’s operating revenues were from India and the United States, respectively. Slowdowns in India and the US economy, as well as in other countries where the Company does significant business, may negatively affect our business. The IT sector is a major contributor to the telephony and leased channel revenues of the Company and therefore the Company’s revenues might be adversely affected by slowdowns in the IT sector.

A substantial portion of the Company’s assets are located in India and its outstanding shares are listed on the Indian stock exchanges. Accordingly, the Company’s performance, the market price and liquidity of the shares and of the ADS may be affected by changes in exchange rates and controls, interest rates, government policy and taxation and other political, economic or social developments in or affecting India

Since 1991, successive governments in India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including the Company.

India has had frequent changes in government since 1996. The next general elections in India are due to be held in 2009. Political instability could delay the reforms of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our Shares and ADS.

Terrorist attacks and other acts of violence or war involving India, the United States and other countries could adversely affect the financial markets and the Company’s business

Terrorist attacks and other acts of violence or war may negatively affect the Indian markets where the Company’s Shares trade and also adversely affect the world wide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect the Company’s business. There can be no assurance that there will not be any further terrorist attacks against India, the United States or any other country.

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

You may not be able to enforce a judgment of a foreign court against the Company

The Company is a limited liability company organized under the laws of India. All of the directors and officers of the Company and certain other persons named herein are India nationals and all or a significant portion of the assets of all of the directors and officers and a substantial portion of the assets of the Company are located in India. As a result, it may be difficult for investors to effect service of process upon the Company or such directors or officers outside India or to enforce against them judgments obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws. The statutory basis for determining conclusiveness of foreign judgments in India is provided in Section 13 of the Code of Civil Procedure 1908 (the “Code”) of India, which provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (1) where the judgment has not been pronounced by a court of competent jurisdiction, (2) where the judgment has not been given on the merits of the case, (3) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (4) where the proceedings in which the judgment was obtained were opposed to natural justice, (5) where the judgment has been obtained by fraud and (6) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Code, which deals with the enforcement and execution of foreign judgments, provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United Kingdom, but not the United States, has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced only by way of a suit instituted upon the judgment in accordance with the Code and not by proceedings in execution. Furthermore, it is uncertain that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

Dealings with telecom service providers in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and/or investor(s) in the U.S. and/or other countries to avoid doing business with us

The United States, and from time to time other countries, has laws that may prohibit or restrict their citizens from engaging in business in certain countries, or that otherwise impose economic sanctions on such countries. International bodies such as the United Nations may also impose sanctions on certain countries from time to time. The United States currently has laws that prohibit or restrict its citizens from doing business in Cuba, Iran, the Sudan and Syria.

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

Currency and exchange rate fluctuations could adversely affect our results of operations.

We incur network and other expenses and sell our products in various countries outside of India. These transactions are denominated in foreign currencies, primarily the US Dollar, Canadian Dollar and Euro. Moreover, we have outstanding foreign currency denominated debt and hence we are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Weakening of the rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

Any depreciation in the value of the rupee against the dollar or other major foreign currencies may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in the future periods, partly due to an increase in our non-rupee denominated debt.

The U.S. financial markets have experienced significant deterioration and volatility recently, which has had negative repercussions on the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and continuing into 2008, certain adverse financial developments have impacted the U.S. and global financial markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers in the financial sector.

Promoters/Shareholders Risks

The Company is substantially owned by some of the Tata companies and the Government of India who have significant rights in relation to the election of the Company’s board of directors (“Board of Directors”) and may have interests which conflict with those of our other shareholders, including holders of our ADSs

As of March 31, 2008, Panatone Finvest Limited, a company wholly owned by some of the Tata companies, owns 40.70 percent, and the Government of India owns 26.12 percent, of our total outstanding equity. Two other Tata companies own 9.41 percent of our total outstanding equity. Panatone Finvest Limited and the Government are parties to a Shareholders’ Agreement (“SHA”) pursuant to which they have agreed on certain matters with respect to the governance and operation of the Company, including the composition and election of the Board of Directors. As of September 30, 2008, our Board of Directors consisted of eleven members, five of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government of India. There were four independent directors on the Board as per the provisions of the Shareholders’ Agreement. The Company has received a letter dated 18 September 2008 from Panatone Finvest Limited recommending that Prof. Ashok Jhunjhunwala be invited to join the Board of Directors as a Director liable to retire by rotation. A Circular Resolution proposing Prof Jhunjhunwala’s appointment as Director has been circulated to the Directors. If and when the Circular Resolution is approved, Prof. Jhunjhunwala will be appointed as Additional Director liable to retire by rotation. As a result of their equity holdings and the Shareholders’ Agreement, certain rights are reserved for affirmative vote from the nominee directors of Panatone Finvest Limited and the Government of India thereby together have significant control over the matters that come up for consideration at the meetings of the Board and of the shareholders of the Company and as per the SHA by acting together at the meetings they have the power to elect the directors and control all matters submitted to shareholders. There can be no assurance that the interests of Panatone Finvest Limited and/or the Government of India would be the same and their respective interests could differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the Government of India of its shares in Tata Communications may impact Tata Communications share price

As of September 30, 2008, the Government. of India stake in Tata Communications is 26.12%. If or when the Government of India decides to further reduce its stake in the Company, the manner in which Government of India decides reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the Company’s share price.

The Company may face potential conflicts of interest relating to its principal shareholder, the Tata companies

The Tata companies have diverse business activities and interests, and some of their affiliates could engage in activities, or seek opportunities, that are or could be in competition with the activities or interests of the Company. The Tata companies have interests in other companies in the telecommunications sector, such as Tata Teleservices Limited. The Tata companies and Panatone Finvest Limited have agreed in a Shareholders’ Agreement to act in the best interests of the Company in the event that they become engaged in activities in competition with the Company. However, any conflicts of interest between these Tata companies and/or Panatone Finvest Limited and the Company could adversely affect the Company’s business. Furthermore, the Company may loose significant amount of business which it generates from Tata Teleservices Limited, a major contributor to the Company’s NLD business.

Disagreements between the Tata companies and the Government of India concerning activities of the Company could result in a deadlock, which could adversely affect the Company’s business

Panatone Finvest Limited and the Government of India have agreed in the Shareholders’ Agreement that the Company shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include any change in the Memorandum of Association and Articles of Association, the granting of any security or incurring of indebtedness in excess of the net worth of the Company, the winding-up the Company, the making of loans in excess of Rs.500 million other than in the ordinary course of business, the sale or lease of any fixed assets acquired prior to privatization and the entering into of an amalgamation, merger, or consolidation. Panatone Finvest Limited and the Government of India have also agreed not to transfer their shares in the Company without giving the other certain rights of first refusal and tag along rights. In the event that Panatone Finvest Limited and the Government of India fail to agree on any such matter, their disagreement could result in the Company not taking action or not taking advantage of a potential opportunity, which could in turn adversely affect the Company’s business or the value of the Company’s ADSs or Equity Shares.

The demerger of surplus land held by the Company may not be completed on satisfactory terms

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

VSNL Employees Co-operative Housing Society, Chennai had moved the Hon’ble Delhi High Court seeking directions to the Company, Government of India (GoI) and the strategic partner in respect of their long pending issue of transfer of 32.5 acres of land situated at Padianallur, Chennai to the Society. The said piece of 32.5 acres of land forms a part of the surplus land and, therefore, the Company submitted before the Hon’ble High Court, its custodial position by virtue of the SHA in respect of the surplus land. The Hon’ble High Court after hearing the matter decided in favor of the Society. The matter was appealed by the Government of India for review of the decision which was finally dismissed by the division bench of Hon’ble High Court. Thereafter, with the due approval of the Board, in order to comply with the orders of the Hon’ble Delhi High Court, the Company has proceeded to transfer the said land to the Society as per the orders of the Hon’ble Delhi High Court.

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

Risk related to the ADSs

Sales of our Equity Shares (shares) may adversely affect the prices of our Equity Shares and ADSs

Sales of substantial amounts of our Equity Shares or the perception that such sales may occur could adversely affect the prevailing market price of our Equity Shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the issue or the effect, if any, that future sales of our Equity Shares or ADSs prevailing from time to time.

Holders of ADSs have no voting rights

Investors in ADSs have no voting rights unlike holders of the Equity Shares who have voting rights. It is contemplated that the Bank of New York Mellon, as depository for the Company’s ADSs. (the “Depositary”) will exercise its right to vote on the Equity Shares represented by the ADSs as directed by the Company’s Board of Directors. Investors may withdraw the Equity Shares underlying the ADSs and seek to vote the Equity Shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for the ADSs

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/ tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (21 percent of our issued and outstanding Equity Shares) as of March 31, 2002 to approximately 16 million (5.67 percent of our issued and outstanding Equity Shares) as of March 31, 2008. This may affect the liquidity of the market for the Company’s ADSs and the price at which they trade.

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

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us

The Companies Act, 1956, (the “Indian Companies Act”), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentage prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to prepare and file such a registration statement and our decision on whether to do so will depend on the costs and potential benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs.

There can be no assurance as to the value, if any, that the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the shares represented by their ADSs, their proportional interests in us would be reduced.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

During the year 2007-08, the Company changed its name to Tata Communications Limited. The new certificate of incorporation dated 28 January 2008 has been duly received by the Company. The Company also signed the Brand Equity and Business Promotion Agreement (the “BEBP Agreement”) with Tata Sons Limited, the owners of intellectual property rights for the brand name / corporate name “Tata”. On 13 February 2008, the Company launched its new identity and the brand “Tata Communications” integrating the former Videsh Sanchar Nigam Limited (VSNL), VSNL International, Teleglobe and CIPRIS brands worldwide

Tata Communications Limited was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government of India until 1992. During 1997 and 1999, the Government sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”). These GDRs were converted into ADRs (also referred to herein as American Depository Shares or ADS) upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

Following a competitive bidding process, in February 2002 the Government of India selected Panatone Finvest Limited, a company owned by the Tata companies, as the strategic partner for the sale of the Government of India’s 71,250,000 equity shares representing 25 percent of the outstanding voting capital of the Company. As a result, a shareholders’ agreement was entered into between the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited (“Shareholders’ Agreement”). The Government of India also simultaneously divested approximately 1.85 percent of the outstanding shares of the Company to its employees. A share purchase agreement giving effect to the above arrangement was entered into between the Government of India and Panatone Finvest Limited on February 6, 2002 (the “Share Purchase Agreement”). In connection with the purchase of the shares from the Government of India, Panatone Finvest Limited was required by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto to launch a tender/open offer for an additional 20 percent of the equity shares from other shareholders of the Company. Other Tata companies have since made open market purchases and sales of the Company’s Equity Shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2008, was approximately 50.11 percent and the Government of India’s shareholding was approximately 26.12 percent.

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

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator (Neotel). The Company through a wholly owned special purpose vehicle incorporated in Singapore owns 43.16 percent as on March 31, 2007 in SEPCO (Proprietary) Limited (SEPCO), a company incorporated in South Africa and SEPCO in turn owns 51 percent in Neotel. The other equity partners are the state-owned Eskom Holdings Limited and Transnet Limited (15 percent each), Nexus (19 percent) and two private consortia. This new venture launched the Neotel brand on August 31, 2006 and started Neotel’s first telecommunications services to the wholesale telecommunications market. Subsequently, Neotel has launched services for the enterprise and retail market in South Africa.

On July 1, 2005, the Company completed its acquisition of the Tyco Global Network (“TGN”) approximately 65,000 km undersea cable network across North America, Europe and Asia including a number of TGN’s employees, customers and commercial contracts for a cash consideration of Rs.5,359 million plus acquisition costs of Rs.785 million. TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into direct and indirect wholly-owned subsidiaries of the Company on the date of acquisition.

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly known as Tata Power Broadband Limited), a 100 percent subsidiary of Tata Power Company Limited (TPC), for a total consideration of Rs.2,021 million. VBL has approximately 650 km of fiber running through Mumbai, India and approximately 150 km of fiber running through Pune, India.

On February 13, 2006, the Company completed its acquisition of Teleglobe International Holdings Limited (“Teleglobe”) for a cash consideration of Rs.7,924 million plus acquisition cost of Rs.316 million. Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services. Teleglobe operates global telecommunication networks, has ownership interests in subsea and terrestrial cable systems and enables Internet connectivity through the use of satellites.

On February 28, 2006, the Company purchased the ISP business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million plus acquisition costs of Rs. 1 million. The purpose of the acquisition was to strengthen the last mile access for the Company’s Internet Broadband services.

On May 8, 2006, the Company signed a share purchase agreement to acquire Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, Primus Telecommunications India Limited now known as Tata Communications Internet Services Limited (formerly known as VSNL Internet Services Ltd), for a total consideration of Rs. 945 million. The acquisition was completed on June 23, 2006. The Company had decided to hive off the retail business unit into its wholly owned subsidiary VSNL Internet Services Ltd. (VISL), to simplify the structure and to enable possible future value unlocking in the retail business. A comprehensive scheme of arrangement was filed last year for transferring the retail business undertakings of Tata Communications Ltd. to VISL and amalgamating Direct Internet Limited with VISL. The Hon’ble High Courts at Mumbai and Delhi have now approved this scheme. Accordingly, the retail business unit stands hived off with effect from 1 March 2007.

During the year the Company has entered into a joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC), according to which the Company will be acquiring a 50% equity interest in CEC subject to the approvals of the requisite governmental and regulatory bodies in PRC. CEC is a value-added telecommunications services and integrated IT solutions provider headquartered in Beijing, China. CEC was recently awarded a nationwide IP VPN service license by PRC’s Ministry of Information Industry (MII), the first telecom valued-added service license granted to a non-facilities based service provider. CEC has network reach throughout PRC, with no regional restrictions on its service capabilities. CEC provides VPN connectivity services to 347 cities in PRC. CEC’s reach in PRC complements the Company’s VPN presence in 120 Indian cities and 19 other major business capitals in North America, Europe and Asia. This joint venture is the first of its kind in the Chinese telecom sector, after PRC’s entry into the WTO. It will leverage key synergies between the Company’s high performance global IP network with CEC’s extensive IP VPN coverage in PRC, providing seamless connectivity to the world’s most dynamically growing economic regions.

The Company’s Internet website address is http://www.tatacommunications.com. Information on the Company’s website is not incorporated into this document. The Company’s registered office is at Mahatma Gandhi Road, Mumbai 400 001, India (and its telephone number is +91-22-6657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, 10022.

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

Year ended March 31, 2006	(Rs. Million)
India	21,134
United States of America	7,214
United Kingdom	3,459
United Arab Emirates	2,606
Rest of the world	11,043

Total	45,456

Year ended March 31, 2007	(Rs. Million)
India	23,820
United States of America	18,714
United Kingdom	7,296
Canada	4,307
Rest of the world	31,840

Total	85,977

Year ended March 31, 2008	(Rs. Million)	(US$ Million)
India	35,448	886
United States of America	17,817	445
United Kingdom	5,306	133
Canada	4,349	109
Rest of the world	19,411	485
Total	82,331	2,058

The Company is a leading global communications company offering voice, data and value-added services to enterprises, carriers and retail consumers. The Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. The Company’s customer base includes approximately 1,500 global carriers, 430 mobile operators, 10,000 enterprises, 500,000 broadband and internet subscribers and 300 Wi-Fi public hotspots. The Company’s global transmission network of over 200,000 route kilometers and its IP core with 300 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, data centre, co-location, managed network, hosting, managed storage, mobile signaling and other IP services.

Set out below is a break-down of the Company’s revenues in terms of its major lines of business i.e. Wholesale Voice, Enterprise and Carrier Data and Others.

	Years ended March 31,								2008
	2005		2006		2007		2008
	(In millions)
Wholesale Voice	Rs.	16,026	Rs.	22,333	Rs.	53,047	Rs.	46,687	US$	1,166
Enterprise and Carrier Data	Rs.	11,156	Rs.	14,641	Rs.	19,550	Rs.	18,809	US$	470
Other	Rs.	5,266	Rs.	8,482	Rs.	13,380	Rs.	16,836	US$	421

Total	Rs.	32,448	Rs.	45,456	Rs.	85,977	Rs.	82,331	US$	2,057

Business Strategy

The Company’s vision is “to deliver a new world of communications to advance the reach and leadership of (its) customers”. Its strategy is “to build leading-edge IP-leveraged solutions advanced by (its) unmatched global infrastructure and leadership in emerging markets”. The Company’s goals are to be a leader in all its focus markets, deliver sales growth and improve profitability. Towards these objectives, the Company plans to enhance its customer experience through world-class processes and systems, diversifying its products and offering specialized, managed services to enterprise customers, take advantage of emerging new technologies, and exploring further growth opportunities, both organic and inorganic, worldwide.

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

Ownership in submarine cables

The Company intends to strengthen its ability to enhance international connectivity, as required by the majority of its product set, via submarine cables. The Company has made and intends to make direct investments in submarine cable projects on all major routes. By building upon its current cable network the Company will be able offer its carrier and enterprise customers increased connectivity capabilities and additional service diversity, and maintain the Company’s position as a leader in the field of designing, implementing and operating submarine cable systems.

Diversifying its range of data service offerings

The Company intends to strengthen its position in the market for data and value added services, by offering new services such as Telepresence Virtual Meeting Room, Content Delivery Networks, Managed Hosting and Storage, Managed Messaging, Managed Security and other managed products and services. The Company intends to enhance its position in network services such as Internet leased lines, MPLS Virtual Private Networks and co-location. The Company has already introduced new products and services catering to the needs of corporate customers such as corporate Internet telephony, bandwidth on demand and hosted contact center.

Growing its retail offerings in India

The Company has integrated its retail consumer offerings under a single package, offering services such as Internet access, net telephony and broadband to its customers. The Company offers pre-paid and post-paid DSL and Ethernet-based Broadband connections and has invested in public Internet access through its Wi-Fi hotspots and cybercafés. The Company also offers a wide range of content and application services to its subscribers. The Company has recently commenced its roll-out of Wireless Broadband Access network, which should help overcome the last mile access problems. Triple-play Broadband with an integrated offering of voice, data and content services is a major thrust area and the Company intends to have a significant and large-volume presence in this segment.

Maintaining leadership and profitability in wholesale voice services

The Company continues to modify its Wholesale Voice Business to maximize competitiveness in light of industry changes. The international wholesale voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to Mobile, Web Telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session (with interactive devices such as Smartphones). In the traditional voice transport market, there is an increased emphasis on automation of processes to improve overall productivity and reduce total cost of ownership. As the industry continues to consolidate, wholesale traffic is expected to grow – with a renewed focus on customer support and quality of service – since customers are either streamlining their number of interconnects (in the case of carriers) or are somewhat new to international voice traffic routing (such as through Mobile, Web Telephony and ISP/Broadband operators). The Company is focused on continued automation of much of its transactional systems and processes to better support the wholesale business, developing services that meet requirements from newly emerging retail segments, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the next five years (Mobile, Web Telephony, ISP/Broadband operators).

Leveraging its expertise through overseas expansion, greenfield ventures and acquisitions

The Company believes that geographic diversification is important to achieve improved revenues and profits. As discussed elsewhere in this Form 20-F, the Company has entered the South African market as a strategic partner to Neotel, South Africa’s second national operator, through a joint venture. Tata Communications has entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) to acquire their 30% interest in Neotel. Upon the implementation of the agreement, Tata Communications together with Tata Africa would hold an effective 56% stake in Neotel.

As discussed above, we have entered into a joint venture agreement with the shareholders of CEC, to acquire a 50% equity interest in CEC subject to the approvals of the requisite governmental and regulatory bodies in PRC.

The Company continues to evaluate markets, both developed and emerging, where it can enhance its presence, through greenfield ventures, partnerships and acquisitions.

Achieving synergies with other Tata companies

The Company believes that its strengths complement those of other Tata companies. Achieving synergies with other Tata companies would enable the Company to access the former’s existing subscriber bases and have the opportunity to share their infrastructure. The Company’s investment in Tata Teleservices Limited (“TTSL”) to provide the Company with access to TTSL’s end customers’ long distance traffic is a step towards achieving such synergies. The Company also created a common marketing platform, called the Tata Indicom Enterprise Business Unit (“TIEBU”) with other Tata telecommunications companies. TIEBU (now called Enterprise Business Unit) provides sales and marketing coverage to nearly 1,000 large corporate accounts based on the needs of their respective industries, and offers integrated voice and data solutions. The Company also partners with Tata Consultancy Services, a leading IT services company, to provide customers (both enterprise and carriers) a broad range of end-to-end IT and telecom solutions.

Implementation of “Best Practices” Business Models and Quality Systems

The Tata Business Excellence Model (TBEM) framework lays down best practices for Tata companies, aims to nurture the core values and concepts embodied in various focal areas such as leadership, strategic planning and customer service, and translate these into business excellence. The Company uses and intends to continue to use the TBEM as a framework to match industry and global best-practice benchmarks in these areas. Today, the Company has deployed this initiative throughout its Indian operations, and is in the process of rolling out the same in North America and other parts of the world.

Implementation of “Enterprise-wide Risk Management” Framework

The Company has established an enterprisewide risk management (“ERM”) framework to optimally identify and manage risks, as well as to comply with clause 49 of the Securities and Exchange Board of India Listing Agreement. In line with the Company’s commitment to deliver sustainable value, this framework aims to provide an integrated and organized approach for evaluating and managing risks. The output of this ERM exercise also forms the basis of Company’s annual internal audit programme.

The Company’s internal audit team has adopted the ‘risk-based’ audit approach. The risk assessments performed under the ERM exercise and for compliance with section 404 of the Sarbanes-Oxley Act (SOX) form key inputs for the annual audit plans for each business and functional unit. This approach also ensures optimal synergy between internal audit and the SOX compliance process.

Principal Activities

Wholesale Voice Business

The Company’s acquisition of Teleglobe has made it the leading wholesale voice provider in the world, with 11 percent market share (according to independent reports) The Company now owns and operates one of the largest international networks with coverage in more than 240 countries and territories, as well as maintains over 415 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice Business and the Company maintains market leadership in terms of the volume of inbound termination of calls to India. In 2007-08, the Company carried 23 billion minutes of international wholesale voice traffic on an annualized basis. In addition to the Company’s leadership position in wholesale voice termination, the Company is the worldwide leader in wholesale inbound services (toll-free, Home Country Direct (“HCD”) and local number services) as well as being a leading provider for other value-added services worldwide, such as ISDN, Audiotext, Operator and Managed Calling Cards solution.

Our portfolio of Wholesale Voice services is comprised of several product lines:

•

Voice Termination Services (VTS, VTS Economy, VTS Prime). The Company’s Voice Termination Service (VTS), is intended for international carriers’ voice traffic. VTS offers customers an “instant voice network” and affords local telephone companies, interexchange carriers and global telecom carriers the opportunity to purchase network capacity quickly and cost effectively. VTS provides a good quality voice call completion service consistently to anywhere in the world at competitive prices. The VTS Economy service provides an aggressively-priced voice call completion service for wholesale customers that manage many suppliers and have sophisticated routing capabilities. The Company’s premium or VTS Prime Service gives customers access to the highest quality routes on the Company’s network with assured Caller Line Identification, allowing its customers to offer Caller ID services.

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

•

Home Country Direct. The Company’s HCD service is a bilateral service where toll-free numbers are granted from selected countries in order for customers traveling abroad to call their home country. Specifically, Canada Direct service is a service available to Canadians traveling abroad, to call Canada. It is available from 114 countries.

•

National Long Distance (“NLD”). The Company received its NLD license as part of the compensation package received from the Government of India upon the early termination of the Company’s monopoly in ILD services and, in September 2002, the Company entered the NLD services market in India. The Company has deployed a NGN Voice network and has a strong national network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. To increase its footprint and accelerate rollout, the Company has a national network of about 36,000 route kilometers. The increased mobile penetration has resulted in significant growth in the NLD traffic within India. The NLD traffic has grown by over 32% from 5.3 billion minutes in 2006-07 to 7 billion minutes in 2007-08.

Wholesale Value-Added Services. The Company’s wholesale value added services products (ISDN, Audiotext, Operator and Managed Calling Cards solution):

•

Wholesale Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s International Toll Free Service (ITFS) is a fully automated, caller-dialed service option, which allows users to receive toll-free calls from over 90 countries globally. These calls can be terminated to the Company’s customers at any location in the world. ITFS features include automatic number identification, Caller Line Identification and calling number delivery and originating line information. In addition, the Company offers ITFS including Service Access Codes with an extensive international toll-free service reach (to over 75 countries) that would be expected from regular ITFS (but with higher speed to market).

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

Enterprise and Carrier Data Business

The Company is one of the world’s largest providers of data services, primarily focusing on International and National Private Leased Circuit (IPLC and NPLC) services and IP Transit services. The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, and into and out of India. As a Tier 1 ISP, the Company also operates one of the largest IP networks in the world with points of presence around the globe.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global points of presence over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national points of presence on a high capacity network. The Company’s Global Transmission Services provide customers with capacity to meet a variety of data transmission needs. These services are sold as leases or as standard 15-year IRUs (Indefeasible rights of use)

The Company offers a range of protected and unprotected SDH-based services (traditional IPLC services), ranging from fractional speeds (into and within India) to STM-64 speeds on our major high-capacity routes. In addition, as an operator of three key wholly-owned submarine cable systems, the Company is able to offer 10G wave services between Guam, Japan and the U.S., between most major European cities to the East Coast of the U.S., as well as between India and Singapore using the Company’s TIC cable system. The Company is the leading provider of international connectivity in the wholesale segment into and out of India and across the Pacific Ocean.

•	IP Transit Service. The Company is a Tier 1 ISP and has a global IP backbone with communication nodes globally. The Company connects customers in more than 132 countries to the Internet.

The Company’s core network is fully Multi-Protocol Label Switching (MPLS) enabled, which allows information to traverse the network more quickly, reducing latency and the amount of accompanying non-revenue producing data required which creates additional capacity to carry more traffic. The Company’s global IP network is capable of supporting both IPv4 and IPv6, offering a dual stack solution to its customers. The Company offers IP transit with a service level agreement that guarantees set levels for round-trip delays, packet loss, reachability and mean time to repair. IP transit via its Internet backbone is available from virtually any region in the world with bandwidths ranging from 64K to 10 Gbps. The Company offers a choice of usage-based or fixed-rate billing.

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

•	White Label Enterprise Service. The Company resells managed network services, such as global VPN, as well as global managed services, such as Telepresence and managed services

•

Content Delivery Network Service. A content delivery network or content distribution network (CDNs) is a system of computers networked together across the Internet that cooperates transparently moving content behind the scenes to optimize the delivery process to deliver content (especially large media content) to end-users. In providing this service, the Company combines the advantage of the Tier 1 ISP network and state of the art content delivery technology to provide a first-rate service to its customers. The service can improve the performance of delivery of virtually any type of content, including but not limited to progressive download video, software/media files, images, live streaming video, and flash.

Enterprise Data Business

The Company offers customized, end-to-end voice and data solutions to enterprise customers worldwide, and provides the following services to corporate customers:

•

International Private Leased Circuits (“IPLCs”). The Company offers international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in one country to a fixed point in another. These services are provided using the Company’s international gateways, earth stations and cable stations. A subscriber contracts with the provider for the right to use a certain amount of bandwidth between two specified points, and this bandwidth can be used for voice, data, high-speed graphics or other transmissions. The IPLC market in India has grown at an annualized rate of over 60-70 percent per year during the last four years primarily as a result of the growing IT and business processing outsourcing industry in India.

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

•

Internet Leased Line Circuits. The Company provides Internet leased lines, which are a high speed, flexible bandwidth solution that provide constant internet access. These services are an economical solution for data transfer applications which are not security and delay sensitive.

•

Dedicated Internet Access Services. The Company provides Internet access service with dedicated Internet connection. The service provides a flexible bandwidth solution with constant internet access speed. This service provides general Internet access and also can act as an economical solution for data transfer applications which are not security and delay sensitive.

•

Frame Relay Services. The Company provides frame relay services, which are a data transmission technique used to send digital information such as voice, data, local area network, and wide area network traffic quickly and cost-efficiently to many destinations from one port. Frame relay services use shared bandwidth.

•

ATM Services (Asynchronous Transfer Mode). The Company provides ATM services, which are used to send digital information such as voice, video and data traffic quickly and cost-efficiently to many destinations from one port.

•

Data Center Infrastructure and Application Services. The Company provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in the Company’s Data Centers across India and the world whilst connecting to the Company’s global network backbone. These data center collocation and hosting services provide secure, reliable, and cost effective outsourced data center platforms for customers’ network-resident services.

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 service are supported. The Company plans to enable 120 points of presence to deliver the service across various locations within India, out of which 115 are live and functioning. The Company also offers international VPN services across 15 points of presence based on this technology.

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

•

Television Uplinking. The Company started providing television uplinking facilities on a 24 x 7 basis to various broadcasters in October 1998. The Company also provides international and domestic relay of television programs and news services via satellite and fiber on a contractual basis as well as on an on-demand basis to various media customers. The Company also uses Digital Satellite News Gathering terminals for “on-site” live video uplinking.

•

Transponder Lease Services. The Company provides transponder capacity to media broadcasters and government institutions in India for the purpose of broadcasting and other services. The Company has long term commitments for these capacities with Intelsat.

•

Hosted Contacted Center Services. The Company provides a rich range of Contact Center Services hosted in the global network and based on world leading solutions from Alcatel/Genesys and Cosmocom. Customers benefit from best-in-class customer service infrastructure for globally distributed cost-effective, flexible, and potent customer interaction services.

•

VcIPLC Service. This service is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls between India and foreign destinations. It mainly caters to the call centre segment of customers. VcIPLC is the best choice for start up call centres by providing the flexibility to scale up and pay only for the bandwidth used.

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

•

Managed Security Services. The Company is a Tier 1 provider of managed security services that enable the customer to achieve information security compliance and business continuity in the face of continuously evolving security threats.

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of world wide virtual meeting room services through managed Telepresence services for an enterprise’s private Telepresence networks and also a complementary global network of Telepresence public rooms.

Others

In addition to the Wholesale Voice, Carrier Data and Enterprise Data services described above, the Company offers a number of other services.

Mobility Services

The Company’s Mobility Services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings offered in Application Service provider mode.

•

Wireless Global Roaming. The Company offers Wireless Global Roaming Service (‘WGR”) to mobile network operators. It allows for the interconnection of signaling between different operating standards, such as American National Standards Institute (“ANSI”) and International Telecommunications Union-Technical (“ITU-T”). It is predominantly used for the purpose of international roaming of subscribers between networks using either GSM or iDEN™ technologies. Additionally, the Company offers a managed roaming service which enables mobile network operators to preferentially select which network their outbound roaming subscribers will log onto, offering them an opportunity to better control their cost as well as their user’s experience. Centrally operated on the Company’s premises and offered as an Application Service Provider, mobile operators can utilize all the features and benefit of such a solution without any initial capital expenditure or ongoing operational expenses.

•

SCCP Service. Short for Signaling Connection Control Part, SCCP is an inter-carrier signaling transport service, which relies on global titles of the layer 3 of the SS7 protocol layer to route SS7 traffic. Our SCCP service is designed for GSM and ESMR/iDEN™ mobile operators who wish to use our far-reaching signaling network to interconnect to other mobile networks to allow roaming and SMS delivery. The Company also offers cross standard SMS termination which provides, among other services, ITU-T based mobile operators with the necessary translation of GSM SMS messages and its delivery to most North American Code Division Multiple Access, or CDMA, operators.

•

Managed Roaming Service (Steering of Roaming). The Managed Roaming service enables Operators to steer their outbound roaming subscribers towards preferred networks. Subscribers can be directed onto partner and/or preferred networks where advantageous roaming agreements have been established or onto operators offering the best service.

•

SMS Hub Enablement. The SHE service offers a unique method of intelligent SMS routing, allowing greater flexibility and control over co-existing bilateral and hub-based SMS-terminated traffic. By offering a centralized point of aggregation for SMS connectivity, both bilateral and multiple-hub SMS traffic is screened and segregated to be carried to the right destination.

•

Signaling Monitoring, Alarming and Reporting Tool. This service, referred to as SS7 SMART, allows mobile operators to monitor the signaling traffic they exchange with carriers worldwide in order to monitor and block potential fraud and unsolicited use of their network. SS7 SMART imbedded reporting tools also allow operators to generate traffic reports for the purposes of billing and reconciliation of their SMS interconnection agreements.

Retail Services

A brief description of some of the larger retail services is set forth below:

•	Calling Cards. During fiscal 2006, the Company introduced white labeled services for Calling Cards of other operators by providing sharing of IN-platform/infrastructure.

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

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. Effective from April 1, 2007, the Company is required to pay reduced termination charges in the range of Rs.0.8 to Rs.1.45 per minute for international incoming traffic to India. This includes an ADC of Rs. 0.50 per minute payable to BSNL for all international incoming traffic. The rates for outgoing international traffic are not regulated and are determined by competition.

From April 1, 2008, the Company is no longer liable to pay a revenue share of 0.75 percent of the AGR to BSNL as ADC. AGR for the purpose of revenue share is defined to be the same as that for payment of the Company’s license fee to the DoT and is payable to BSNL in addition to payment of the DoT license fee, from April 1, 2007.

Effective April 1, 2007, the TRAI had revised the access deficit charge (ADC – a component of the Interconnection Usage Charges or IUC, that makes up for below-cost monthly rentals and local call charges for fixed telephones) in preparation for finally phasing out the ADC. In March 2008, the TRAI amended the IUC regulation effective April 1, 2008. This regulation deals with, among other things, the ADC payable by private service providers to Bharat Sanchar Nigam Ltd (BSNL – the incumbent access provider). The TRAI recommended the continuation of support to BSNL’s rural wire line network through the Universal Service Obligation Fund (USOF) established by the Government of India, instead of through the ADC mechanism. According to this regulation, the ADC has been reduced to nil with effect from October 1, 2008. During the period April 1, 2008 to September 30, 2008, the ADC payable would be approximately Rs. 0.50 per minute on incoming international calls only. ADC as a percentage of aggregated Adjusted Gross Revenue (“AGR”) has been completely abolished with effect from April 1, 2008.

License Fees for Tata Communications India

Under its ILD license agreement with the DoT, the Company pays a license fee based on a percentage of its AGR. The percentage is currently 6 percent. The Company has been in a dispute with the DoT concerning the computation of AGR, and in particular whether certain items of revenue and certain items of costs should be excluded. The Company believes that income from non-licensed and financial activities (such as interest on investible surplus, interest on income tax refunds, dividends, profit on sale of investments, rental income and income from TV uplinking services which includes transponder lease to TV broadcasters), as well as charges passed on to other service providers for voice and data services (such as charges for use of network elements such as domestic bandwidth, space segments and port charges) should be excluded. The Company has filed a petition with the TDSAT seeking clarification of the definition, and TDSAT stayed the DoT’s order pending a hearing on the matter. TDSAT had asked the TRAI to re-examine the definition and rendered its final verdict on August 30, 2007.

The TDSAT’s final verdict included the following:

•	Income from dividends to be excluded from AGR

•

Interest earned on investment of savings made by the licensee after meeting liabilities (including liability on account of the share of the Government of India in gross revenue) to be excluded, with only interest earned on investment of funds received by way of deposits from customers being included in AGR

•	Capital gains on account of profit on the sale of assets, immovable properties, securities, warrants or debt instruments to be excluded from AGR

•	Gains from foreign exchange rates fluctuations to be excluded from AGR

•	Revenue from reversal of provisions like bad debts and taxes to be excluded from AGR and revenue from reversal of vendors’ credit to form part of AGR

•	Income from property rent to be excluded from AGR unless such receipts have come from ‘establishing, maintaining and working of telecommunications’

•	Payment for domestic bandwidth, space segments, port charges, etc to form part of AGR

•	Revenue from stand alone sale of handsets and telecom equipment which is not bundled with telecom service to be excluded from AGR

•	Income from TV uplinking service (which includes transponder lease to TV broadcasters) to be excluded from AGR

•	Bad debts, waivers or discounts to be excluded from AGR

•	TDSAT has made the order effective from the date the service providers approached it.

Consequently, the DoT has recomputed license fees liability based on TDSAT judgment for fiscal year 2002, 2003 and 2004 and accordingly an amount of Rs. 1,740 million is levied towards license fees liability and interest thereon along with an amount of Rs.1,150 million towards penalty and interest on penalty. The Company has challenged the TDSAT verdict in the Honorable Supreme Court of India.

The Company has also filed a petition in TDSAT on the matter of the applicability of the penalties under ILD and NLD license agreements under the contention that Section 20A of the Indian Telegraph Act prescribes a ceiling of Rs. 500 per week for penalty charges and Section 74 of the Contract Act limits the amount of the penalty to penal interest only, which means that the lump sum penalty of 50 percent of shortfall in the payment of license fees (150 percent) prescribed under ILD/NLD licenses would violate the Indian Telegraph Act as well as Contract Act. The matter is currently subjudice, pending hearing in TDSAT.

Meanwhile the Company has made a payment of Rs. 2,950 million against the demand raised by the DoT for fiscal 2002, 2003 and 2004. The Company accrued on its financial statements the full amount of license fees liability and interest thereon based on the assessment order, however no accrual is made for penalty and interest as the matter is subjudice. For the current year, the Company accrued on its financial statements license fees in accordance with final verdict of TDSAT dated August 30 2007. The Company has paid license fees from the first quarter of fiscal 2005 onwards, in accordance with a legal opinion received by the Company which upholds its position. The amounts accrued and paid in fiscal years 2003, 2004, 2005, 2006, 2007 and 2008 under ILD and NLD licenses were as follows:

		(Rs in million) Fees Paid*
Fiscal Year	Fees Accrued
2003	4,037	3,967
2004	2,734	2,488
2005	2,811	1,622
2006	1,932	1,776
2007	1,053	847
2008	807	700

*	Includes payments made subsequent to fiscal year end

License fee under ISP with Internet Telephony (restricted) license

The DoT has, by an amendment dated March 3, 2006 to the ISP with Internet Telephony (restricted) license, levied a license fee of 6 percent of AGR under such license with effect from January 2006. AGR has been defined as gross revenue inclusive of internet access service, internet content service, internet telephony service, installation charges, late fees, sale proceeds of terminal equipments, revenue on account of interest, dividend, value added services, supplementary services, revenue from permissible sharing of infrastructure and any other miscellaneous revenue, without any set-off of related items of expense, less charges from internet access, internet content and internet access related installation charges, less service tax on provision of service and sales tax actually paid to the government if gross revenue had included component of sales tax and service tax. Accordingly, the Company has paid revenue share of around Rs. 46 million for fiscal 2006, 2007 and 2008 at 6 percent of AGR excluding income from non-licensed and financial activities, consistent with the stand taken by the Company on applicability of revenue share on revenues earned from such non-licensed and financial activities, and has made a provision of around Rs. 34 million. Some of the operators challenged the decision of the licensor to amend the terms of license with regard to the levy of license fee under the ISP with net telephony (restricted) license. TDSAT has rejected the petition of the service providers, upholding the licensors’ right to levy the license fee. However, we understand that TDSAT’s finding on the inapplicability of the license fee on income from non-licensed and financial activity would also apply in this case.

Ceilings fixed for International Private Leased Circuit (Half Circuits) tariff

In its tariff order effective November 29, 2005, the TRAI fixed a ceiling tariff in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs. 1.3 million, Rs 10.4 million and Rs. 29.9 million per annum, respectively. These ceiling tariffs result in a reduction of 29 percent, 64 percent and 59 percent in list price tariffs, respectively, for the various capacity lines.

The DoT is planning to introduce Resellers for IPLC services. A policy in this regard is under consideration within the DoT. The introduction of Resellers may result in further competition in the SME segment leading to a reduction of IPLC prices.

In June 2007, the TRAI-directed owners of cable landing stations to allow eligible Indian international telecommunication entities to access international submarine cable capacity on any submarine cable system. This will result in full capacity landing by eligible Indian international telecommunication entities which may result in reduction in prices of IPLC services.

Ceilings fixed for Domestic Leased Circuit tariff

The TRAI had fixed a ceiling tariff in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs 0.85 million, Rs. 6.16 million and Rs. 16.5 million per annum, respectively. These ceiling tariffs have resulted in a reduction of 3 per cent, 67 per cent and 70 per cent in tariffs, respectively, for the various capacity lines, as compared to the estimated rate for capacity calculated by the TRAI.

ILD and NLD license terms amended by the DoT to include additional penal provisions

In April 2005, the DoT amended the terms of the ILD and NLD license agreements to include a clause pertaining to the imposition of financial penalties not exceeding Rs 500 million for a violation of the ILD and NLD license terms and conditions. Previously, NLD and ILD licenses were not subject to any such penalty.

Government Liberalized ILD and NLD licenses

The license fees payable for NLD and ILD licenses have been reduced to Rs. 25 million from Rs. 1,000 million earlier and for international long distance licenses to Rs. 25 million from Rs. 250 million. Companies wanting to offer NLD services must have a net worth and paid-up capital of Rs.25 million. ILD telephony companies are required to have a net worth and paid-up capital of Rs. 25 million. Mandatory roll-out obligations for new and existing NLD licenses have been done away with. NLD service providers can access the subscribers directly for provision of leased circuits/closed user groups i.e. they can provide last mile connectivity. ILD service providers can access the subscriber directly only for provision of leased circuits/closed user groups.

No prior experience in the telecom sector is required for the grant of telecom service licenses. Annual license fee for ILD and NLD licenses has been reduced from 15 percent to 6 percent of AGR with effect from January 1, 2006.

NLD License fee refund

The Company submitted a refund claim to the DoT for a refund of Rs. 802.80 million of the revenue paid pursuant to the NLD license agreement as a part of the compensation package for premature termination of the Company’s exclusivity in the ILD service. Out of the total claim, Rs. 793.10 millions was reimbursed by the DoT, and the balance of the claim Rs. 0.95 million is pending with the DoT on account of regulatory clarifications required by the DoT. The Company is pursuing the DoT to refund the balance of the claim.

Sales and Marketing

Wholesale Voice Business

The Company’s Wholesale Voice Business unit is focused on international wholesale voice services, which are provided to operator customers as well as internal customers such as the Enterprise Data team.

The Wholesale Voice sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with wholesale operator customers in order to sell wholesale voice products and services as well as secure supply capacity in support of wholesale voice products and services. The team is comprised of a global organization, maintaining a local presence throughout the world as well as in India Wholesale Sales National team, which is responsible for building and maintaining working relationships with Indian telecommunications operators such as BSNL, MTNL, Airtel, Hutch, TTSL and TTML.

The Wholesale Voice marketing team is engaged in new product development as well as managing existing product operations to meet customer and market requirements. Presently, the Company has over 1400 operator customers and over 1500 operator suppliers – the majority of which purchase from, and sell to, the Company the equivalent of the wholesale VTS service.

The Company has renewed focus on interconnects with Mobile operators across the globe to take advantage of the rapid expansion of mobile minutes. Value added solutions like Mobile Direct have also been positioned to cater to the requirements of this market segment where roaming customers’ requirements play an important role.

Enterprise and Carrier Data Business

Carrier Data

For Carrier Connectivity Services, the Company operates a focused sales force predominantly targeting its largest global and India-based carrier customers. For key global customers, the teams are organized under a single global account manager who is based near the customer’s headquarters, and who in turn supports account managers based in regions where the customer also does business. There is a dedicated team in India that supports India-based carriers as well as all global carrier requirements in this market.

Enterprise Data

The Company’s Enterprise Data Business unit provides managed connectivity solutions and managed infrastructure and applications services to enterprises worldwide. A global product management organization is responsible for the enterprise services in all markets, through a global sales organization.

The Enterprise sales unit is structured to service differentiated segments via different pan-India sales groups. Large corporate and government customers are addressed by one direct sales unit, which also sells other Tata companies communications services to these same accounts, such as TTML, TTSL and TataNet. A second group sells the Company’s enterprise services to mid-market accounts. A channel sales group manages approximately 150 channel partners to sell the Company’s services to a different group of mid-market and SME accounts.

Outside of India, enterprise sales are through the Tata Communications sales organizations for the Americas, Europe, Middle East and Africa (EMEA), and Asia. These sales teams primarily cater to the top 1,000 multinational corporations.

Others

The Retail Business unit primarily caters to various types of dial-up and Broadband Internet products. The unit is entrusted with the task of serving retail customers which primarily consist of individuals, small/home offices and small and medium sized enterprises. The products of this unit are standardized for mass usage and are not specifically tailored services. The businesses marketed and sold by this unit include products and services such as dial-up internet access, broadband internet access, internet telephony, “helloworld”, cybercafé and Wi-Fi services.

The products are usually mass distributed through indirect channels such as distributors, direct selling associates and retailers and through retail outlets such as walk-in counters. The unit places specific emphasis on creating awareness and educating prospective customers about the Company’s retail products. The Company has also partnered with cable distributors and local cable operators (“LCOs”) for the broadband network rollout. These cable distributors and LCOs are also involved in marketing the Company’s products to their customers.

INDUSTRY OVERVIEW

The Global Telecommunications Market

The global telecom market is about US$1.8 trillion in size, having grown by about 10.4% in 2007. It is expected that the market will grow at a CAGR of 5.3% to reach US$2.3 trillion by 2012. Main telephone lines have grown at a CAGR of 3.4% from 1 billion subscribers in 2002 to 1.27 billion subscribers in 2007. Mobile subscribers have grown at a CAGR of 23.4% from 1.16 bn subscribers in 2002 to 3.3 billion subscribers in 2007. Mobile revenues represent close to 50% of total telecom service revenues.

Developing countries are contributing a majority of the growth in subscribers, particularly mobile subscribers. Africa has shown the highest CAGR of 48.8% mobile subscriber growth during 2002-2007 followed by 27.1% in Asia.

The number of Internet users has grown from 117 million in 1997 to 1.34bn in 2007. The number of internet subscribers was 530 million in 2007 with 340 million broadband subscribers. This clearly indicates an increasing shift towards Broadband usage with more than 60% of Internet subscribers being broadband subscribers. Asia dominated the number of Internet users in 2007 with 560 million followed by the Americas with 370 million. Globally speaking there are still major differences in broadband penetration levels across countries and regions.

The drivers of this growth have been:

•	Affordability: Tariffs for local and mobile calls, international calls, and Internet access have dropped dramatically over the years.

•	Accessibility: With rapid roll-out of wireless mobile networks, nearly 80% of the global population is within coverage of telephony services.

•	Innovation: Prepaid services, value-added services like SMS and very low cost handsets have encouraged the adoption of telecom services.

The Indian Domestic Telecommunications Market

The Indian domestic telecommunications market has grown rapidly since 2000. As of March 2008, India had 300.5 million telephony subscribers, including 39.4 million fixed line subscribers and 261.1 million mobile subscribers. The monthly net subscriber additions for the month of March 2008 stood at 10.40 million. The cellular subscriber base has seen a rapid growth with 95.98 million subscribers being added during April 2007 to March 2008 against a reduction of 1.33 million fixed line subscribers in the same period. All subscribers have the option to select access to international telecommunication services.

The penetration of India’s domestic telephone network increased to 26.22 telephone subscribers per 100 inhabitants as of March 2008. While the fixed line subscriber base growth has been stagnant, wireless growth has been spectacular. Broadband connections have also continued to grow. At the end of March 2008, total Broadband connections in India touched 3.90 million as against 2.46 million in March 2007. However, the growth in Broadband connections has been relatively low due to limited availability of last mile access. The incumbent wireline operators dominate the Broadband market because they retain control over the fixed line copper network, in the absence of Local Loop Unbundling. Deployment of wireless broadband technologies is expected to boost Broadband subscriber growth and provide competitive telecom operators an alternative last mile option.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, the U.S. and Europe.

India

The Ministry of Communications of the Government of India, through the Telecom Commission and the DoT, is responsible for telecom policy and licensing in India, pursuant to the provisions of the Indian Telegraph Act of 1885 (the “Telegraph Act”) and the terms of the licenses issued by the DoT under which the Company operates. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector, much of the supervision and regulation of the Company is implemented more informally through the general administrative powers of the DoT, and of other Government agencies.

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

The Communication Convergence Bill 2001, introduced in the Indian Parliament in August 2001, envisages the creation of the Communications Commission of India (“CCI”) which would be an all-encompassing umbrella body created to look into licensing, spectrum management, dispute resolution and determination of regulation codes, technical standards, tariffs, rates for licensed services as well as to determine the conditions for fair, equitable and non-discriminatory access to network facilities and services. It would also have the powers of a civil court under the Code of Civil Procedure, 1908.

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

Cable Landing Facilities

The TRAI issued the International Telecommunication Access to Essential Facilities at Cable Landing Stations Regulations, 2007 (5 of 2007) in June 2007. As reported earlier, even before the recommendations were accepted, the Company had established uniform practices and procedures for such access facilitation at its main cable station locations.

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

International Regulation. The Company has obtained the necessary authority under Section 214 of the Communications Act of 1934, as amended, and FCC regulations issued thereunder, to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services on a non-dominant carrier basis, except that the

Company is regulated as a dominant carrier on the U.S. – India route. The Company also holds multiple FCC licenses granted under the Cable Landing License Act and FCC rules to own and operate undersea cables that land on U.S. shores. As a result of the Company not being U.S.-owned, the FCC’s grant of these licenses to the Company was contingent upon compliance with the National Security Agreement entered into by Tata Communications Services (America) Inc. f/k/a VSNL America Inc., Tata Communications (US) Inc. f/k/a VSNL International (US) Inc., and the Company with the U.S. Department of Justice, including the Federal Bureau of Investigation, the U.S. Department of Defense, and the U.S. Department of Homeland Security on April 12, 2005, as amended on December 12, 2005. This National Security Agreement imposes obligations on the Company concerning security, information storage, and reporting, many of which are requirements not imposed upon U.S.-owned carriers. The Company is also subject to the various reporting requirements and fees that apply to all companies providing international services under an FCC authorization, as well as the FCC’s complaint jurisdiction.

Interstate Regulation. The Company is considered non-dominant for the provision of interstate services. As such, the Company is subject to the various reporting requirements and fees that apply to all companies providing interstate services under an FCC authorization.

Canada

Licenses Issued by the CRTC. The Canadian Radio-television and Telecommunications Commission (“CRTC”) is the regulatory authority in Canada that is charged under the Canadian Telecommunications Act with regulating companies that provide telecommunications services in Canada. The Company holds a Class A Basic International Telecommunications Service (“BITS”) license issued by the CRTC which authorizes the Company to operate telecommunications facilities used in transporting basic telecommunications service traffic between Canada and other countries. This BITS license has a ten-year term.

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

Asia-Pacific Region

The Company is required to obtain and maintain a variety of telecommunications and other licenses and authorizations in the Asia-Pacific jurisdictions in which it operates. The Company must also comply with a variety of regulatory obligations, including obtaining permits to land its cables in the territories to which they are connected and payment of regulatory and license fees. The Company holds all necessary telecommunications and other licenses that permit it to own and operate assets in key countries and regions, including Japan, Hong Kong and Singapore.

Other Markets

The Company is also subject to regulation in several other countries throughout the world in connection with its subsea cable, carrier services and other telecommunications service activities. In these jurisdictions, the Company’s local operating entities hold non-exclusive licenses or operate pursuant to general authorization.

Certain of the Company’s services, including voice services, make use of the Internet and packet technology. In many jurisdictions, the regulatory treatment of such services is unsettled and some regulatory authorities are considering changing the level of regulation and/or fees applicable to the provision of services.

Organizational Structure

The Company is partially owned by some of the Tata companies. The Tata companies comprise 93 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are one of India’s largest and most respected business conglomerates, with revenues of approximately US $ 62.5 billion in fiscal 2008. Tata companies collectively employ over 300,000 people. The Tata companies have operations in more than 80 countries and export products and services to 85 countries.

As of March 31, 2008, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.11 percent of the outstanding equity of the Company, and the Government of India held 26.12 percent. Panatone Finvest Limited, in which the current shareholding of Tata Sons Limited and Tata Power Company Limited is 60.01 percent and 39.98 percent, respectively, with Tata Steel Limited and Tata Industries Limited holding the remainder equally, acquired approximately 45% stake as a result of the Government of India’s decision to sell to a strategic partner through a competitive bidding process. See above under the heading “History and Development of the Company”.

LIST OF COMPANY’S SIGNIFICANT SUBSIDIARIES

Tata Communications International Pte. Limited

Tata Communications International Pte. Limited (TCIPL) (formerly known as VSNL International Pte. Limited) is a wholly owned subsidiary that manages the Company’s operations outside of India. It is the holding company for the Company’s acquisitions of TGN and Teleglobe, among other assets. It also manages and maintains the Singapore landing station for the Tata Indicom Cable and acquires and sells other cable capacity throughout the Asia Pacific region. Information about VIPL is also available on the web at www.tatacommunications.com but such information does not constitute a part of this Form 20-F.

Tata Communications Transformation Services Limited

In October 2006, to help reduce the total cost of operations and to take advantage of opportunities in the outsourcing business, Tata Communications incorporated a 100% subsidiary, Tata Communications Transformation Services Ltd (TCTSL) (formerly know as VSNL Global Services Limited). TCTSL will provide outsourcing services to other communication service providers, namely, client relationship management services, services engineering and design services, procurement network management, etc. TCTSL has set up one unit in a special economic zone (SEZ) and another one within a software technology park (STPI). As the global telecom business becomes more competitive and margins come under pressure, several carriers are seeking to create more efficient back-end operations, supported by scalable, low cost delivery models. The Company is leveraging its experience and global scale to offer a variety of high-end operations outsourcing services out of its delivery centres in India. Over a period of time, this business promises to be a major avenue of growth for the Company.

VSNL Broadband Limited

On October 31, 2005, the Company completed its acquisition of VSNL Broadband Limited (VBL) (formerly Tata Power Broadband Ltd.) by purchasing 100% of the common shares of VBL from Tata Power Ltd. VBL is engaged in business of providing services under its IP-I, IP-II and the ISP licenses issued by DoT and has fiber optic network in Mumbai and Pune. In November 2007, the Board of Directors approved a Scheme of Arrangement between VSNL Broadband Limited, a wholly owned subsidiary of the Company with the Company whereby the entire undertaking of VSNL Broadband Limited shall be merged with the Company with effect from March 1, 2007, pursuant to the provisions of the Indian Companies Act, subject to the requisite approval of the shareholders, creditors, the sanction of the High Court of Judicature at Bombay, the Bombay Stock Exchange Limited, the National Stock Exchange of India Limited, and such other authorities whose approval may be required under the Indian Companies Act.

The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited indicated they have no objection to the Scheme and VSNL Broadband Limited is in the process of filing the requisite application / petition before the High Courts of Judicature at Bombay.

VSNL SNO SPV Pte LTD.

The Company has formed this wholly owned special purpose vehicle incorporated in Singapore for its South African venture. Investments in South Africa shall be made through this entity.

Tata Communications Internet Services Limited

On June 23, 2006, Tata Communications India completed its acquisition of the then existing Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, VSNL Internet Services Limited (formerly DIL Internet Limited) pursuant to a share purchase agreement. The High Court of Juridicature at Bombay and Delhi (both in India) approved the scheme of arrangement (“Scheme”) to hive-off Tata Communications India’s Retail Business Undertaking (“RBU”) to its wholly owned subsidiary, VSNL Internet Services Limited (“VISL”) and also the amalgamation of Direct Internet Limited (parent company of VISL) into VISL both to take effect from March 1, 2007. Subsequently VISL has been renamed as Tata Communications Internet Services Limited (“TCISL”).

PROPERTY, PLANTS AND EQUIPMENT

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company does business. The major services provided by the Company are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below:

Undersea Cables

The Company has ownership interests and access to capacity in various undersea cables as described below interconnecting the South Asia region, as well as those linking that region with Europe, Africa, North America and Asia-Pacific.

The Company has purchased capacity equivalent to 10,168 clear channel circuits in the Fiber Optic Link Around the Globe (FLAG-Europe Asia) cable system, a high capacity fiber optic cable with 19 landings in 13 countries linking Asia and Europe, carrying the Company’s voice, data and Internet traffic between the two continents.

The Company has ownership in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) consortium cable, a medium capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company also has ownership in SEA-ME-WE4, a high capacity undersea cable system between France and Singapore which lands in 14 countries in South East Asia, the Middle East and Europe. Since going into service in 2005 this system has been upgraded twice and will soon undergo its final upgrade and is projected to be carrying its maximum amount of traffic by 2010 or 2011.

The Company has also invested in the South African Telephony-3/West-African Submarine Cable/South Asia Far East (SAT-3/WASC/SAFE) undersea cable linking India and Malaysia in the East to Portugal in the West via South Africa. The total length of this link is 27,850 km with a design life of 25 years. The Company operates voice, data and Internet circuits on this undersea cable.

The Company has secured IRU capacity in the SEACom (South East Asia Telecom) cable system, that is being built under a third party initiative and is expected to be in service by the Summer of 2009. The SEACom network will provide connectivity from South Africa and Eastern Africa to India and Europe.

In order to meet fast growing bandwidth and diversity requirements into India, the Company has taken the initiative to invest in two new submarine cable systems between India and Europe linking Mumbai, India to Marseille, France. One of these is a shared system based upon the consortium model and is known as IMEWE (India-Middle East-Western Europe). The Construction and Maintenance Agreement was signed in February 2008 by nine parties from Europe, the Middle East and India. This cable system is expected to be commissioned by the last quarter of 2009. The second system is a private system and will be known as TGN-Eurasia. It is a 1.28 TeraBit system and expected to be commissioned in the summer of 2009.

The Company wholly owns the TGN-TIC cable, which is a 3,100 km eight fiber pair submarine cable system between Chennai, India and Singapore.

As a result of the acquisition of TGN, the Company owns and operates three specific cable systems: TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S.A., which is the largest cable system across the Pacific in terms of activated and future capacity design ; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S.A. and the UK; and TGN-WER which is a four-fiber pair ring cable system between Portugal, Spain and the UK. All three systems have been upgraded in the last 12 months, and the Company is reviewing plans for further upgrades of TGN-Pacific, TGN-Atlantic and TGN-WER in order to meet increased internal and external demands.

In March 2007, the Company commenced construction of an intra-Asian cable system between Singapore, Hong Kong, and Tokyo (“TGN-Intra Asia”), it will also directly connect to partners in Vietnam and in the Philippines. The system will begin supporting network services before the end of 2008, and will add over 200GBits to Tata’s regional capacity, which represents just 10% of Tata’s potential capacity on the system. The total project cost is estimated at US$ 265 million and the project is financed through a combination of capacity presales, non-recourse funding, the Company’s own equity and equity participation by other telecom companies for select routes and capacities. The Company has incurred costs of approximately US$ 150 million towards this project.

With the Company’s ownership of TICSCS, TGN-IA and TGN-Pacific (as discussed above), the Company now wholly owns cables from India across Asia and into the U.S. (including Guam). This wholly-owned capability is scheduled to be in service by October 2008. Similarly, with ownership in TGN-EA, TGN-WER and TGN-Atlantic the Company will wholly own cables from India through the Middle East, Europe, and into the U.S. Both of these are key routes for the Company’s overall products and services.

In addition to the planned new TGN-Intra Asia cable system, the Company has also participated in the upgrade of the consortium cable APCN-2. This delivered an additional 40 Gbps to the Company in March 2008. A further upgrade of a similar size is being considered.

The Company also has lesser ownership interests in various undersea consortium cables, including the Trans-Atlantic  12/13 Cable (connecting the UK, France and the U.S.), the Trans-Pacific Cable-5 (connecting the U.S., Canada and Japan), Trans Atlantic-14 cable (connecting the UK, France, Germany and the U.S.), Japan-US Cable (connecting the U.S. and Japan), the Asia Pacific Cable Network (connecting Singapore and Japan) and the Columbus-2/Americas-1 Cable (connecting Italy and the U.S.). In addition to its direct ownership interests in such undersea cables, the Company has purchased IRUs guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

Points of Presence

The Company has equipped nodes in the Americas, Europe, Middle East and Africa and Asia Pacific to provide and support the Company’s suite of products and services globally.

Property and Plants

In addition to the cables and switches described above, the Company’s infrastructure includes owned and leased property made up of cable station, collocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below:

Country	Square feet
Canada	220,308
Germany	1,900
Guam	69,400
Japan	53,360
Spain	21,574
UK	105,007
US	208,249

Satellites

In India, the Company has six satellite earth stations in operation. Out of these six, one is used for International Long Distance (“ILD”) services at Pune, four are used for TV uplinking at Kolkata, Chennai, New Delhi, and Mumbai and one is used to provide Inmarsat mobile services from Pune. The Company, in India, operates a total of 2015 Switched TDM voice circuits using the above earth stations, resulting in a total of 434 equivalent 64 kbps satellite channels. The Company also operates data circuits on these satellites for a total of 22 equivalent 64 kbps satellite channels.

The Company also has three large earth station teleports in Canada and two small leased teleports in Europe. From these sites, it accesses more then 15 different satellites using approximately 50 satellite earth station antennas.

Voice Switches

For National Long Distance (“NLD”) traffic the Company operates 15 switches in India and an NGN Voice network infrastructure described in the paragraph below. For International Long Distance (“ILD”) traffic, the Company operates international switching facilities in eleven locations known as gateways, of which four are in India, three are in the U.S., two in Canada, one in Madrid, Spain and one in London, U.K. In addition, the Company operates VoIP aggregation international gateways in several sites including Frankfurt and Hong Kong as well as remotely managing over 200 customer premise VoIP connectivity points. All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of satellite and undersea cable links.

NGN

The Company has deployed and commissioned an NGN Voice network to cater the voice traffic of the NLD business. The infrastructure consists of soft switches (Mumbai, Delhi and Chennai) and media gateways at Mumbai, Delhi, Ahmedabad, Hyderabad, Jallandhar, Kolkata, and Bangalore. The network was commissioned in July 2007 with migration of live customers. Similarly, for its ILD traffic, the Company has deployed NGN Voice soft switch components in eight locations (Los Angeles, Newark, New York, Montreal, Toronto, London, Madrid and Frankfurt). The equipment has been commissioned and customer traffic will be migrated onto it in 2008. A ninth site is also being deployed in Singapore. Traffic will gradually be migrated from TDM Voice switches to Softswitch infrastructure.

India Domestic Bandwidth Media, Access Network & Data Centers

Since receiving the NLD license in September 2002, the Company has deployed NLD connectivity in 459 major cities with 12,484 segment wise STM-1 equivalent bandwidth as of March 31, 2008. It is forecasted that customer bandwidth in NLD will continue to grow considerably. NLD augmentations have been implemented to meet the forecasted growth.

Wimax

The Company is deploying a wireless access network across India to address the last mile access requirements of large enterprise, SMEs and retail businesses. The Company’s wireless access network is based on the state of the art Wimax technology in 3.3 -3.4 GHz band. The Company’s deployment plan covers 98 locations for enterprise coverage (via Wimax + MMDS) and three metro cities for Retail Broadband coverage with a total of approximately 700 B stations. With this deployment the Company now has extensive wireless coverage which will provide tremendous reach to its customers in these markets. The coverage will continue to be increased in the next two fiscal years.

Data Centers

Prior to 2007, the Company was using 70,000 square feet of its own properties in the cities of Mumbai, Delhi, Hyderabad, Bangalore and Chennai in India as commercial data centers and had additionally leased properties/space elsewhere for the same purpose as follows:

•	40,000 square feet in the cities of New York and Santa Clara in the U.S.

•	30,000 square feet in London in the UK and

•	5,000 square feet in Singapore.

The services offered in these Data centers include pure co-location services; hosting a suite of services including server hosting, storage, backup and archive; and application services such as messaging and collaboration services.

During the fiscal year 2008 the Company has completed construction of approximately 36,000 square feet of usable area data center space in the cities of Mumbai, Chennai, Hyderabad and Delhi. In the next two years the Company plans to add 5,000 square feet of usable space in Singapore; 6,250 square feet in Peterborough, England;10,000 square feet in Highbridge, England; 14,700 square feet in Mumbai; 12,700 square feet in Bangalore; 10,000 square feet in Hyderabad. An additional 5,150 square feet of space is being added in the existing location in Santa Clara, US.

Non-India Domestic Bandwidth Media carrying Voice, Data and IP Circuits

As of March 31, 2008, the Company operated a total of 503,181 International circuits supporting the Company’s voice and data services and products. Of the 503,181 International circuits, 432,080 circuits were used to support voice services and products. The remaining 71,103 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data services.

Other Facilities

In addition to the circuits and switches described above, the Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2008, the Company owned a high capacity underground fiber optic cable across the country, approximately six earth stations, terrestrial communication links connecting the Company’s international switches at four of its locations with its earth stations and cable stations and a variety of hardware used in more than 100 cities in India for the Company’s 121 Internet access nodes in India. As of March 31, 2008, the Company has a high capacity underground fiber optic cable national network of about 36,000 route kilometers.

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

Pursuant to a scheme of arrangement, shares of the Resulting Company would be distributed pro rata to the existing shareholders of the Company. Such a scheme would have to be approved by three-fourths in value of the creditors and of the shareholders of the Company present and voting at a meeting of the creditors and members, respectively. In addition, the scheme of arrangement would have to be approved by the relevant court. Indian counsel has advised that it generally takes approximately 6-9 months from the time such a scheme of arrangement is filed with the High Court until the time that a decree of demerger passed by the High Court is filed with the Registrar of Companies to render the scheme effective.

Under the Share Purchase Agreement and the Shareholders’ Agreement, as part of the consideration for its purchase of a portion of the Government’s shares in the Company, Panatone Finvest Limited agreed to transfer to the Government of India, without further consideration, a portion of the shares of the Resulting Company that it receives, such portion to be proportionate to the number of shares of the Company purchased by Panatone Finvest Limited from the Government of India. In the event that the demerger does not occur or the Company sells or develops the Surplus Land, Panatone Finvest Limited has agreed to pay to the Government a pro rata portion of any benefit accruing to the Company as a result of such sale or development, as determined by an appraiser. In its tender/open offer, Panatone Finvest Limited made similar undertakings to the persons who tendered their shares of the Company and whose shares were accepted for payment.

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

VSNL Employees Co-operative Housing Society, Chennai (Society) petitioned the Honorable Delhi High Court seeking guidance for the Company, Government of India (GoI) and the Strategic Partner in respect of their long pending issue relating to the transfer of 32.5 acres of land situated at Padianallur, Chennai to the Society. The said piece of 32.5 acres of land forms a part of the surplus land and, therefore, the Company appeared before the Honorable High Court, in its custodial capacity by virtue of the SHA in respect of the surplus land. The Honorable High Court, after hearing the matter decided in favor of the Society. The matter was appealed by the Government of India for review of the decision which was finally dismissed by the division bench of the Honorable High Court. Thereafter, with the due approval of the Board, in order to comply with the orders of the Honorable Delhi High Court, the Company has proceeded to transfer the said land to the Society.

On September 14, 2007, a public interest litigation petition was filed against the Company and other respondents in the Bombay High Court by petitioners who represent the farmers of villages in which some of the Surplus Land is located. The petitioners are seeking an order directing the respondents to take immediate steps to restore to the petitioners certain of the Surplus Land which are not being used by the Company. These lands have been acquired by the Company starting in 1924. This Petition was withdrawn by the Petitioners.

See “Item 3. Key Information—Risk Factors—The demerger of surplus land held by the Company may not be completed on satisfactory terms.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2006, 2007 and 2008 and financial condition of the Company as at March 31, 2007 and 2008 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction and Overview

Tata Communications Ltd., formerly Videsh Sanchar Nigam Limited was renamed in January 28, 2008 as part of a strategic initiative by the Company to align closer with the Tata Group and leverage the “Tata” brand equity.

The Company, through itself and its operating subsidiaries, is primarily engaged in the communications solutions business globally. The Company’s range of services include international and national voice and data transmission services, selling and leasing of bandwidth, retail internet services, business transformation for global enterprise and service providers, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, managed enterprise solutions, and up linking and contributory feed services to television channels in India.

The Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. The Company’s customer base includes 1,500 global carriers, 430 mobile operators, 10,000 enterprises, 500,000 Broadband and internet subscribers and 300 Wi-Fi public hotspots. The Company’s global transmission network of over 200,000 route kilometers and its IP core with 300 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, data centre, co-location, managed network, hosting, managed storage, mobile signaling and other IP services.

The Company is a facilities based service provider of a broad range of integrated communications services categorized by the following lines of business: Wholesale Voice, Enterprise and Carrier Data, and Others.

Wholesale Voice

The Company owns and operates international networks with coverage to more than 240 countries and territories, as well as maintaining over 415 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice Business and the Company maintains market leadership in terms of the volume of inbound termination of calls to India. In fiscal 2008, the Company carried more than 23 billion minutes of international wholesale voice traffic.

The Company’s Wholesale Voice business derives its revenue from telecommunications administrations, private carriers and service providers for the delivery of international calls, originating and terminating throughout the world. The Company shares these revenues with respective carriers / access providers in the destination country pursuant to the terms of interconnect agreements and commercial terms agreed from time to time with the relevant carriers / access providers.

The major factors influencing voice revenue include traffic volume and its composition in terms of incoming and outgoing calls and country of origination and destination, the interconnection agreements with far-end access providers, settlement or termination rates negotiated with foreign administrations and international currency exchange rates. Over the past several years, the global voice market has experienced an increase in traffic volumes consequent to a significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide. Consistent with global trends, the Indian market has also experienced a significant decrease in tariffs/prices over the past several years, primarily driven by competition, regulatory pressures in India and abroad, and overcapacity. The Company expects both these trends to continue for the foreseeable future. The international wholesale voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to Mobile, Web Telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session (with interactive devices such as Smartphones). The Company continues to adapt its Wholesale Voice Business to maximize competitiveness in light of industry and technological changes. In this direction, the Company continues to invest in Next Generation Networks which will enable the Company to carry voice traffic in an optimized manner.

Enterprise and Carrier Data

The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, into and out of India and across South East Asia. The Company is also now beginning to enter the African market, through its joint venture in South Africa. As a Tier 1 ISP, the Company also operates one of the largest IP networks in the world with points of presence around the globe.

The Company’s Enterprise and Carrier Data business derives its revenues from telecom carriers, service providers and enterprises for services such as raw bandwidth, private leased circuits, ethernet services, internet leased lines, IP transit, virtual private networks and other value added services like hosting, managed roaming, voice over IP, messaging and other collaboration & conferencing services, managed security services and other data services.

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

India continues to be a significant market for enterprise data services for the Company and the Company enjoys leadership position in various product segments within India. The Company continues to face increased competition from operators like Bharti and Reliance Comm., as well as new entrants to the Indian market like AT&T and BT and other regional players in the Data segment . The Company expects that pricing as well as regulatory pressures will continue to exist in the foreseeable future which could impact the Company’s revenues and profits in India.

The Company’s backbone network is being supplemented by two new cables. TGN-Intra Asia will connect Singapore to Hong Kong and Japan, via the Philippines and Vietnam. TGN-Eurasia will connect Mumbai to Western Europe via Egypt. In addition, the Company is playing an important role in the creation of other cable systems that connect India to the Middle East, Africa and Europe.

The Company continues to invest in its portfolio of Managed Services as the enterprise market globally is moving towards a total telecom solution rather than connectivity products. In this direction, the Company has launched various products including, managed security, managed messaging, content distribution networks, Telepresence etc. These products are expected to strengthen the position of the Company as a leading provider of Enterprise Solutions to leverage its existing position in the market.

Others

The Company also derives revenues from other services such as national long distance, retail internet services such as dial-up and Broadband services, transponder leasing and T.V. uplinking and other value added services such as Data Centres, Mobile signaling and roaming. They also include revenues from the Company’s outsourcing business. The major factors influencing retail internet access services revenue include the number of new customers added, the terms and conditions of access to last mile connectivity, the availability of content and the amount and patterns of customer usage.

The Company is a leading provider of mobile signalling services to mobile operators worldwide. Its offerings include signal conversion and managed roaming services. In addition, the Company is introducing new, innovative services such as mobile messaging and m-commerce (cross-border transfer of money) in partnership with mobile operators.

The Company sees Broadband services in India as an important growth opportunity. The Company’s key areas of concern regarding Broadband growth are the lack of computer penetration and awareness of these services in non-metropolitan areas, and the lack of last mile connectivity to the customers’ premises. To overcome the last mile connectivity problem, the Company is rolling out wireless networks based on Wi-Max technology platform in select cities in India. The Company also provides broadband public access through Wi-Fi hotspots with close to 300 hotspots. The Company has India’s largest Wi-Fi hotspot provider which is spread across segments such as airports, hotels, coffee shops, restaurant chains, hospitals, educational institutes, railway stations, even stores.

The Company has continued to pursue its strategy of diversifying its business model and revenue streams across products and geographical areas. From being pre-dominantly a voice carrier, the Company as part of its growth strategy, has and will continue to significantly expand its non-voice businesses. Network connectivity related products such as international and national private leased circuits, frame relay, internet leased lines, internet telephony, managed data network services and T.V. uplinking and managed services represent potential large growth opportunities for the Company in India and abroad. In India the Data services growth has been significantly influenced by the growth of the information technology, business process outsourcing and financial services industries as well as expansion of the operations of global corporations in India. Given the convergence between voice, data and video services, the expansion of Indian companies operations worldwide and the expansion of global multi-national corporations into India, many companies seek a provider that can serve them across products and geographies. The Company also continues to focus on expanding its data services within the international markets and leverage the relationship it has with global corporations operating within India.

Acquisitions have been an important element of the Company’s growth strategy. As discussed elsewhere in this Form 20-F, the Company completed several acquisitions including that of TGN, Teleglobe, Dishnet, VBL, Seven Star and DIL. See History and Development of the Company in Item 4. The results of the acquisitions completed in fiscal 2006 and fiscal 2007 are included in the consolidated financial statements of the Company from the dates these acquisitions were completed. The Company’s consolidated revenues include the revenues of these acquired entities and the composition and geographical mix of the consolidated revenues has been and will continue to be impacted by these acquisitions. In the future, the Company expects to generate a significant amount of revenues from its operations outside of India and these acquisitions can and will have a significant impact on the revenues and results of operations of the Company.

These acquisitions have given the Company assets and businesses on a global scale and this would enable the Company to offer its products and services to its customers across the globe.

The principal components of the Company’s cost of operations are network and transmission costs. Network and telecommunications costs primarily include interconnect charges paid or payable to other domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone. Amounts received from or paid to foreign telecommunications administrations and Indian fixed line and cellular operators are generally covered by the same agreements. Because a significant portion of our business is conducted through bilateral arrangements, we generate a substantial amount of our cash flow by periodic “netting” or “settlement.” The fees payable to each party are declared, typically monthly or quarterly, and we either make payments to or receive payments from correspondent carriers based on the net volume and rate of inbound and outbound traffic. Fees are typically settled on a monthly or quarterly basis. Network and transmission costs also include the cost of leasing certain transmission facilities and the cost of satellite circuits leased from Intelsat and Inmarsat.

Network and transmission costs are dependent upon the volume of voice and data traffic, the effect of competition in reducing network costs, local access costs of interconnection (or last mile connectivity costs) and the number of points of presence for interconnection with customers and suppliers.

Other operating costs consist mainly of employee compensation and other related costs, outsourced manpower costs, depreciation and amortization costs, energy costs , including for repairs, maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and administrative costs.

Critical Accounting Policies

US GAAP

US GAAP differs in certain material respects from Indian GAAP which forms the basis of the Company’s general purpose financial statements. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted using the purchase method, valuation of investments, measurement and accounting for impairment loss of long—lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its consolidated financial statements.

Useful lives of Property, Plant and Equipment (“PP&E”) and Other Intangibles

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

Legal claims against the Company

As discussed in Note 28 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us. We have accrued amounts as appropriate that represent our estimate of the probable outcome of these matters. The judgments we make with regard to whether to establish a provision are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and revalued as new information is obtained. We may not establish our liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. The actual settlement of such matters could differ from the judgments made in determining how much, if any, to accrue. We do not believe these proceedings will have a material adverse effect on our consolidated financial results. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

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

Operating Results

The following table sets forth certain data from our statement of operations in amounts and as a percentage of revenues for fiscal 2006, 2007 and 2008:

	As of March 31,
	2006			2007			2008
	(In millions)		% of revenues	(In millions)		% of revenues	(In millions)		% of revenues	(In millions)
Revenues from telecommunication services	Rs.	45,456	100%	Rs.	85,977	100%	Rs.	82,331	100%	US$	2,057
Network and transmission costs		(23,589)	51.89%		(51,445)	59.84%		(46,717)	56.74%		(1,167)
License fee		(2,003)	4.41%		(1,087)	1.26%		(848)	1.03%		(21)
Other operating costs including depreciation and amortization		(18,963)	41.72%		(30,003)	34.90%		(34,558)	41.97%		(864)
Non-Operating Income, net		1,963	4.32%		1,080	1.26%		710	0.86%		18
Income tax expense		(1,932)	4.25%		(2,807)	3.26%		(1,280)	1.55%		(32)
Dividend tax		(240)	0.53%		(180)	0.21%		(218)	0.26%		(5)
Equity in net loss of equity method investees		(70)	0.15%		(96)	0.11%		(393)	0.48%		(10)
Minority Interest		—	—		—	—		(1)	—		—

Net Income	Rs.	622	1.37%	Rs.	1,439	1.67%	Rs.	(974)	(1.17)%	US$	(24)

Revenues

The following table sets forth information regarding the Company’s operating revenue for the fiscal years ended March 31, 2006, 2007 and 2008:

	As of March 31,
	2006	2007	2008
	(In millions)
Telephone:
International long distance (“ILD”)	Rs.22,332	Rs.53,047	Rs.46,687	US$	1,167
National long distance (“NLD”)	3,783	3,377	3,767		94
Corporate data transmission:
Private leased circuits and income from IRU’s	8,875	10,329	10,998		275
Frame relay and MDNS services	1,642	2,794	932		23
Internet leased lines	3,644	4,038	4,796		120
Internet (including Corporate IP Transit)	2,055	5,357	7,844		196
Others	3,125	7,035	7,307		183

Total	Rs.45,456	Rs.85,977	Rs.82,331	US$	2,057

Over 50 percent of the revenues of the Company are dollar-denominated and accrue under TCIPL’s financials, through which the international businesses of the Company are held. However, since the Indian rupee had appreciated substantially over the last fiscal year, the consolidated revenues have shown a reduction due to the translation effect.

ILD Revenue

ILD is the single largest revenue stream of the Company comprising 56.71 percent, 61.70 percent and 49.13 percent of revenues in fiscal years 2008, 2007 and 2006, respectively. The Company acquired Teleglobe on February 13, 2006. Teleglobe derives a substantial portion of its revenues from ILD services and as such has been the primary reason for the growth in the Company’s ILD revenues since acquisition. The Company’s ILD revenues for fiscal 2007 increased by 137.54 percent over fiscal 2006 pursuant to the full year consolidation of Teleglobe’s revenues as against 46 days being consolidated in fiscal 2006. During fiscal 2008 the Company maintained its growth in ILD traffic volumes which was partially offset by lower prices which continue to be under pressure. This along with the translation effect explained earlier has resulted in gross ILD revenues in fiscal 2008 being slightly lower than fiscal 2007. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice Business and the Company maintains market leadership in terms of the volume of inbound termination of calls to India. The incoming to outgoing ratio for the Company’s India business was 3.61 in fiscal 2008 as against 3.10 in fiscal 2007 and 2.76 in fiscal 2006.

NLD Revenue

NLD as a revenue stream is restricted to the Company’s India operations. NLD volumes have increased by 33 percent in fiscal 2008 over fiscal 2007 as against an increase of 82 percent in fiscal 2007 over fiscal 2006. The Company continues to augment its domestic network in India which also sustains the Data business in India. The Company has deployed a NGN Voice network and has a strong national network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. The Company is able to carry increased volumes due to a larger network reach and increased points of interconnect with other access providers. Revenues increased by approximately 12 percent in fiscal 2008 over fiscal 2007 as against a decline of 11 percent in fiscal 2007 over fiscal 2006 due to the growth in volumes. Net revenues per minute have decreased to Rs. 0.24 in fiscal 2008 as compared to Rs. 0.26 in fiscal 2007 and Rs. 0.50 in fiscal 2006. Increased competition through the issue of new NLD licenses, along with other regulatory initiatives, has resulted in continued shrinkage in the Company’s addressable market and falling tariffs. However, this has also opened up opportunities to share the Company’s network infrastructure with new licensees opening up new avenues for the Company.

Leased Circuits and IRU Revenue

Revenue from leased circuits (international and national) and IRU’s increased by 6.48 percent during fiscal 2008 over fiscal 2007 and 16.38 percent in fiscal 2007 over fiscal 2006. The increase has been fuelled by the growth of IT, IT enabled services, financial markets and outsourcing services in India and due to consolidation of the revenues of TGN and Teleglobe from these services from their acquisition dates. Consequent to the acquisitions of TGN and Teleglobe, the Company now owns assets globally based on which the Company now delivers leased circuits in key business capitals across the globe on its own network with enhanced service levels.

These services contributed approximately 13.36 percent, 12.01 percent and 19.52 percent in fiscals 2008, 2007 and 2006 respectively, of the Company’s total revenues.

The Company continues to focus on the growth of these services globally. Pricing is expected to be under pressure though volumes are expected to rise. The Company also expects the product mix of these services to move from a fixed connectivity scenario to usage based revenue in select customer segments.

Frame Relay and MDNS Revenue

The revenue trend from these services has been 1,642 million, 2,794 million and 932 million for fiscal 2006, 2007 and 2008 respectively. The increase of 70.16 percent in 2007 over 2006 is primarily driven by billing carried out for these services due to reconciliation of certain customer accounts and obtaining acceptances against these invoices. For fiscal 2008 we have seen a decline in revenues to the extent of 712 million (43 percent) over fiscal normalized 2007 revenues consequent to customers moving to other products and services which are technologically and commercially far more efficient, and certain customer started setting up their own captive facilities for these services.

The underlined technology and service delivery issues for these products will cause the customers to gradually shift to more efficient products and there by we expect revenues from these services to decline going ahead.

Internet leased lines revenue

These revenues increased by approximately 18.77 percent in fiscal 2008 over fiscal 2007 and 10.81 percent in fiscal 2007 over fiscal 2006 on account of increase in demand for high-speed dedicated internet access by enterprise customers. The growth is primarily driven by the Company’s India operations. The Company expects the volume growth in these services to get offset to some extent due to pricing pressures going forward.

Internet revenue

These revenues increased by 46.43 percent in fiscal 2008 over fiscal 2007 and 160.68 percent in fiscal 2007 over fiscal 2006. Internet revenues include revenues from retail dial up and Broadband services offered by the Company in India, services offered by VBL and DIL and corporate IP transit services offered by the Company across the globe.

Corporate IP transit services revenues increased to approximately Rs. 3,283 million in fiscal 2007 from Rs. 408 million in fiscal 2006 contributing 139.90 percent of the total 160.68 percent growth in fiscal 2007. These services were a part of the product and services portfolio of Teleglobe, the acquisition of which was consummated on February 13, 2006. Revenues from these services in fiscal 2008 was Rs. 3,660 million, a growth of approximately 11.48 percent.

Broadband revenues have increased from Rs. 1,213 million in fiscal 2007 to Rs. 1,703 million in fiscal 2008 due to an increase in the subscriber base. The Company continues to focus on Broadband services across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the Broadband business will continue to be under pressure due to increased competition in this space. The Company’s Broadband plans are severely impacted due to lack of unbundled last mile and the high cost of access to customers. The Company has recently commenced its roll-out of Wimax based Wireless Broadband Access network which should help overcome the last mile access problems.

Other Revenues

Other revenues increased by 3.87 percent in fiscal 2008 over fiscal 2007 and 125.12 percent in fiscal 2007 over fiscal 2006 primarily due to the increase in revenues of VPN and data centre services and inclusion of revenues from global roaming and other VAS services offered by Teleglobe post consummation of the acquisition on February 13, 2006. VPN revenues have grown to Rs. 1,009 million in fiscal 2008 from Rs. 832 million in fiscal 2007 and Rs. 400 million in fiscal 2006. IDC revenues have grown to Rs. 1,072 million in fiscal 2008 from Rs. 817 million in fiscal 2007 and Rs. 533 million in fiscal 2006. Global roaming services, acquired through Teleglobe contributed Rs. 2,037 million in fiscal 2008 to other revenues as against Rs. 1,948 million in fiscal 2007 and Rs. 231 million for the 46 days of fiscal 2006. Revenue from these services accounted for 8.88 percent of the Company’s total revenue in fiscal 2008 as compared to 8.18 percent in fiscal 2007 and 6.87 percent in fiscal 2006.

Operating Costs

The following table sets forth certain information regarding the components of the Company’s operating costs for the fiscal years ended March 31, 2006, 2007 and 2008.

	Years Ended March 31,
	2006	2007	2008	2008
	(Rs. in millions)			(US$ in millions)
Network and transmission costs
Interconnect charges	21,422	49,092	44,084	US$	1,101
Rent of landlines	296	345	969		24
Space segment utilization charges	882	583	297		7
Other transmission costs	989	1,425	1,367		34

Total	23,589	51,445	46,717		1,167

Other operating costs including depreciation and amortization	18,963	30,003	34,558		864
License fee	2,003	1,087	848		21

Total operating costs	44,555	82,535	82,123		2,052

Network and Transmission Cost: Network and transmission costs decreased by 9.19 percent in fiscal 2008 over fiscal 2007 as against an increase of 118.09 percent in fiscal 2007 over fiscal 2006. As a percentage of revenue, network and transmission costs increased from 51.89 percent in fiscal 2006 to 59.80 percent in fiscal 2007 and have now decreased to 56.74 percent in fiscal 2008. The increase in fiscal 2007 was primarily due to the inclusion of the results of Teleglobe and TGN from their respective acquisition dates, and in particular the voice traffic carried by Teleglobe and growth in the enterprise and corporate data business consequent to global assets now available with the Company pursuant to the TGN acquisition. The decrease in fiscal 2008 is due to benefits obtained from operational synergies post completion of integration of the acquisitions and price efficiencies achieved due to higher volumes.

Interconnect charges decreased by 10.20 percent in fiscal 2008 as against increase of 129.17 percent and 39.94 percent in fiscal 2007 and fiscal 2006 respectively. As a percentage of revenue, interconnect charges increased from approximately 47 percent in fiscal 2006 to approximately 57 percent in fiscal 2007 and have now decreased slightly to 56.74 percent in fiscal 2008. Increased voice and data traffic consequent to completion of the acquisition of TGN and Teleglobe was one of the key drivers for the increase in fiscal 2007. The decrease in fiscal 2008 is mainly due to reduction in pass through charges on wholesale voice and conversion of revenue sharing contracts in the data business to direct network contracts. The Company now operates in global markets where the pricing of its products and services is extremely competitive impacting the cost to revenue ratio.

In fiscal 2008 rent of landlines has gone significantly as against in fiscal 2007 consequent to the acquisition of DIL consummated on June 24, 2007 and increase in off-net lease charges (from 19,713 E1’s in fiscal 2007 to 35,638 E1’s) in fiscal 2008 . As a percentage of revenue, rent of landlines decreased from 0.6 percent in fiscal 2006 to 0.4 per cent in fiscal 2007 and have increased to 1.18 percent in fiscal 2008.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fibre optic cable infrastructure for carrying voice and data traffic. The Space Segment utilization charges have decreased by 49.04 percent and 33.90 percent in fiscal 2008 and fiscal 2007, respectively. As a percentage of revenue, space segment utilization charges decreased from 1.9 percent in fiscal 2006 to 0.68 per cent in fiscal 2007 and further to 0.36 percent in fiscal 2008 due to such cost rationalization.

Other Operating Costs: Other operating costs increased by 15.18 percent in fiscal 2008 over fiscal 2007 and 58.22 percent in fiscal 2007 over fiscal 2006 respectively. As a percentage of revenue, total other operating costs decreased from 41.72 percent in fiscal 2006 to 34.90 per cent in fiscal 2007 and have increased to 41.97 percent in fiscal 2008. The increase in fiscal 2007 was primarily due to the inclusion of the results of Teleglobe and TGN from their acquisition dates. Decrease as a percentage of revenue was primarily due to realization of synergies from these acquisitions. The increase in fiscal 2008 is primarily due to increase in legal charges, infrastructure roll out and organizational growth. Increases in some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from Rs. 5,249 million in fiscal 2006 to Rs. 6,966 million in fiscal 2007 and further to Rs. 7,358 million in fiscal 2008. Consequent to capital expenditure of Rs. 10,208 million, Rs. 10,091 million, Rs. 39,460 million (US$ 986 million) in fiscal 2006, 2007 and 2008 respectively, there is corresponding increase in Depreciation. Depreciation and amortization charges in fiscal 2007 include an impairment charge of Rs. 80 million taken to write-off the net book value of the distribution rights acquired through Teleglobe. The Company’s net block of PP&E moved from Rs. 55,562 million in fiscal 2006 to Rs. 59,640 million in fiscal 2007 and further to Rs. 74,084 million in fiscal 2008. The effective rate of depreciation on PPE works out to be 7.86 percent, 9.05 percent and 8.67 percent in fiscal 2006, fiscal 2007 and fiscal 2008 respectively. Consequent to investments in undersea cable assets, Data Centres, rollout of WIMAX networks and other PP&E the Company expects its Depreciation charge to continue to increase in the forseeable future.

•

Manpower costs constituted about 25 percent and 30 percent of other operating costs in fiscal 2008 and fiscal 2007 respectively. These costs decreased by 2 percent in fiscal 2008 as against and increase of 115 percent in fiscal 2007 and approximately 200 percent in fiscal 2006. The increase in fiscal 2007 & fiscal 2006 was primarily due to the increase in the work force outside India consequent to TGN and Teleglobe acquisitions. Manpower costs in fiscal 2007 also include Rs. 239 million (US$ 5.5 million) recorded as expenditure towards Voluntary Retirement and Separation schemes for VSNL India and Rs. 100 million (US$ 2.3 million) towards severance payments for TGN employees and retention bonuses for TGN and Teleglobe employees due to the integration and restructuring related to the acquisition of TGN and Teleglobe acquisition. Excluding these costs manpower costs have gone up by 2 percent in fiscal 2008 as compared to fiscal 2007. This increase is primarily due to increase in manpower. As of March 31, 2008, the Company had a total of 5,147 employees of which 4,139 (80 percent) employees were based in India. As of March 31, 2007, and March 31, 2006, the Company had a total of 4,401 employees and 4,013 employees, respectively.

•

Repairs and maintenance cost constituted about 12.85 percent and 14.11 percent of other operating costs in fiscal 2008 & fiscal 2007respectively. These costs increased by 4 percent in fiscal 2008, 45 percent in fiscal 2007 and by 138 percent in fiscal 2006 consequent to the increase in the asset base as discussed above.

•

Legal and Professional fees constituted about 14.13 percent and 5 percent of other operating costs in fiscal 2008 & fiscal 2007 respectively. These costs have increased by approximately 249 percent in fiscal 2008 and 123 percent in fiscal 2007 due to the Company’s increased operations outside India, dispute resolution and flag arbitration costs, restructuring and compliance costs.

License Fee: As per the Company’s license agreement with the Government of India, the license fees payable to the DoT was 15 percent of AGR until January 2006 when the rate on the ILD license (which covers international voice and IPLC revenues) was lowered to 6 percent. The Government of India defines adjusted gross revenues (“AGR”) as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government of India. As explained under the section “Revenue share and License fees” above we have certain disputes with the Government of India over the calculation of

AGR and therefore of license fees. The total amounts provided towards ILD and NLD license by VSNL India for fiscals 2008, 2007 and 2006 are Rs.807 million, Rs. 1,053 million and Rs.1,932 million respectively and the amounts paid for the corresponding fiscal years are Rs. 700 million, Rs. 847 million and Rs.1,776 million.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded license fees it paid towards NLD services to the extent of 10 percent. Accordingly, the Company has taken a net charge of 5 percent of the revenues from NLD services in its financial statements and recorded a receivable from the Government to the extent of 10 percent. Out of the total claim of Rs. 802.80 million, Rs. 793.10 million was reimbursed by the DoT. Balance claim of Rs. 0.95 million is pending with the DoT on account of regulatory clarifications required by the DoT. The Company is pursuing the DoT to refund the balance of the claim.

Operating Income

The following table sets forth certain information regarding the Company’s operating income for the fiscal years ended March 31, 2006, 2007 and 2008.

	Years Ended March 31,
	2006	2007	2008	2008
	Rs. (in millions)			(US$ in millions)
Operating income	901	3,442	208	5

Non-operating Income

The following table sets forth certain information regarding the components of the Company’s investment and other income for the fiscal years ended March 31, 2006, 2007 and 2008.

	Years Ended March 31,
	2006	2007	2008	2008
	Rs. (in millions)			(US$ in millions)
Gain on sale of investments (Net)	77	17	145	4
Interest Income/ (Expense) Net	497	(1,254)	(1,202)	(30)
Dividend Income	407	578	317	8
Foreign Exchange gains (Loss) (Net)	88	36	3	2
Liabilities not required to be settled written back	344	578	229	6
Other income	550	1,125	1,218	30
Total	1,963	1,080	710	18

The gain on sale of investments of Rs. 145 million, Rs. 17 million and Rs. 77 million in fiscal 2008, 2007 and fiscal 2006 is primarily gain on sale of mutual fund investments.

Net interest represents the net interest amount received or paid by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to Rs. 100 million in fiscal 2008 from Rs. 63 million in fiscal 2007 driven by an increase in interest rates globally. It had decreased from Rs. 315 million in fiscal 2006 to Rs. 63 million in fiscal 2007 due to reduction in total bank deposits. In fiscals 2008, 2007 and 2006 the Company received interest of Rs. 167 million, Rs.63 million and Rs. 564 million on income tax refunds on its India operations. During fiscal 2008, the Company had an interest expense of Rs. 1,469 million on short term and long term debt as against Rs. 1,380 million in fiscal 2007. The increase was consequent to the increase in the total debt of the Company.

Dividend income in fiscal 2008 went down due to a reduction in the Company’s investment in mutual funds. The increase in dividend income in fiscal 2007 over fiscal 2006 is primarily because of increase in interest rates. The majority of the Company’s investments were kept in mutual funds in order to take advantage of tax benefits on mutual fund investments which contributed to higher yields.

In fiscal 2008 the Company wrote back liabilities no longer required to be settled of Rs. 229 million.

Other income of Rs 1,218 million (US$ 30 million) in fiscal 2008 includes profit on sale of fixed assets of Rs.3 million.

Income before income taxes

Consequent to the above, income before income taxes for fiscal 2008, 2007 and 2006 was Rs. 1,082 million, Rs. 4,522 million and Rs. 918 million respectively.

Income Tax Expense

The Company’s effective tax rate on a consolidated basis works out to 139.43 percent in fiscal 2008 as against 62.07 percent in fiscal 2007 and 67.46 percent in fiscal 2006. The statutory income tax rates were 33.99 percent for fiscal 2008 and 33.66 percent for fiscal 2007 and fiscal 2006. The effective tax rates for the 3 fiscal years is higher than the statutory rate because the Company’s operations outside of India have incurred losses which cannot be set off against the profits earned by the Company’s operations within India, thereby causing the effective rate on a consolidated basis to rise substantially.

The Company is subject to significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8— Legal Proceedings.”

Share in Net Loss of Equity Method Investees

The Company’s share in the net loss of equity method investees in fiscal 2008 was Rs.393 million (US$10 million) as compared to Rs.96 million in fiscal 2007 and Rs.70 million in fiscal 2006.

As at March 31, 2008, March 31, 2007 and March 31, 2006, the equity method investees are SEPCO Communications Pty. Ltd (SEPCO) and United Telecom Limited (UTL). During fiscal 2008 and 2007, the Company had an ownership interest of 43.16 percent in SEPCO, which was acquired during fiscal 2006. During fiscals 2008, 2007 and 2006, the Company’s ownership interest in UTL was 26.6 percent.

Net Income

As a result of the foregoing, net loss was Rs. 974 million in fiscal 2008 as against net income of Rs.1,439 million in fiscal 2007 and Rs. 622 in fiscal 2006.

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

In fiscal 2007, the Company has completed the integration of the acquired businesses with the business of VSNL India. Consequently, the CODM now views and assesses the performance and allocates resources to segments as:

•	Wholesale Voice services

•	Enterprise & Carrier Data and other VAS Services

•	Retail and other services

Accordingly the Company has changed its reportable segments for fiscal 2007, which are “Wholesale Voice”, “Enterprise and Carrier Data” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Voice	: Global voice services

Enterprise and Carrier Data	: Corporate Data Transmission services

Others	: Primarily comprises national (India) voice services, retail internet, data centers, signaling and roaming services T.V. uplinking.

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

Summarized segment information based on the new segmentation basis for fiscals 2007 and 2008 is as follows:

	For the year ended March 31, 2007
Segment	Segment Revenues	Segment result
	(Rs. Million)
Wholesale Voice	53,047	7,234
Enterprise and Carrier Data	19,550	16,936
Others	13,380	9,400

Total	85,977	33,570

	For the year ended March 31, 2008
Segment	Segment Revenues		Segment Result
	(Rs. Million)	(US$ Million)	(Rs. Million)	(US$ Million)
Wholesale Voice	46,687	1,167	7,539	188
Enterprise and Carrier Data	18,809	470	15,977	399
Others	16,835	420	11,359	284

Total	82,331	2,057	34,875	871

Segment Analysis

Wholesale Voice

In fiscal 2008, the Company has carried approximately 23 billion minutes of international voice traffic, driven by the acquisition of Teleglobe. The Indian business of the Company carried international traffic of approximately 6.9 billion minutes in fiscal 2008 and 5.3 billion minutes in fiscal 2007.

The segment results of Wholesale Voice has increased from Rs. 7,234 million in fiscal 2007 to Rs.7,539 million in fiscal 2008, a rise of 4.20 percent. Segment results of Wholesale Voice are approximately 16.15 percent and 13.64 percent of segment revenues for fiscal 2008 and fiscal 2007 respectively. The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data have decreased by 3.79 percent in fiscal 2008 i.e. from Rs 19,550 million in fiscal 2007 to Rs. 18,809 million in fiscal 2008. Though the Company has witnessed substantial volume growth, tariff drops have been significant and the Company expects tariffs to be under pressure.

The segment result of Enterprise and Carrier Data has decreased from Rs.16,936 million in fiscal 2007 to Rs. 15,977 million in fiscal 2008, a fall of 5.66 percent. The segment results have been 86.63 percent and 84.95 percent for fiscal 2007 and fiscal 2008 respectively. However, these segment results are not indicative of the true margins of these segments as substantial costs of the Company cannot be allocated as discussed in the section on “segment results” in the consolidated financial statements of the Company, elsewhere in this Form 20-F.

Others

Revenues from the Others segment has increased from Rs. 13,380 million in fiscal 2007 to Rs. 16,836 million in fiscal 2008 i.e. an increase of 25.83 percent. The segment results have increased from Rs. 9,400 million in fiscal 2007 to Rs. 11,360 million in fiscal 2008. This has been largely driven by the growth in Internet and other value added services. Volumes in the national long distance services have increased by approximately 33 percent though the retentions for this business continue to decline. Other value added services including mobile roaming and signaling, data centers, TV uplinking have all contributed to significant growth in the segment revenues.

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

Liquidity and Capital Resources

	Years Ended March 31,
	2006	2007	2008
	(Rs. in millions)			(US$ in millions)
Cash flows provided by operating activities	9,635	6,062	10,182	254
Cash flows used in investing activities	(18,214)	(11,944)	(16,455)	(410)
Cash flows provided by/(used in) financing activities	12,612	3,806	6,738	168
Effect of foreign exchange on cash flows	1	(256)	(57)	(1)
Cash and cash equivalents, beginning of year	339	4,373	2,041	50

Cash and cash equivalents, end of year	4,373	2,041	2,449	61

The cash flow statement in this Form 20-F is a consolidated cash flow and integrates the results of operations of the various acquisitions done by the Company.

The Company generated Rs. 9,635 million, Rs. 6,062 million and Rs. 10,182 million (US$ 254 million) as cash from operating activities for fiscal 2006, fiscal 2007 and fiscal 2008 respectively. The significant components in respect of cash flow from operations in addition to net income are depreciation and amortization, changes in working capital and taxes. The depreciation and amortization impact continues to be significant given the nature of the businesses in which the Company operates and capital expenditures incurred by the Company. Consequently, the depreciation and amortization impact to the cash flows has increased from Rs. 5,249 million in fiscal 2006 to Rs. 6,966 million in fiscal 2007 and further to Rs. 7,358 million in fiscal 2008 (US$ 184 million). The Company continues to expect this to increase in the coming fiscal years.

During fiscal 2008 the net impact of working capital changes was an inflow of Rs. 3,857 million as against an outflow of Rs. 2,163 million in fiscal 2007 and an inflow of Rs. 4,129 million in fiscal 2006 for fiscal 2007 there was an increase in the receivables of the Company with cash out flow impact of Rs. 1,997 million. The cash flow position was also adversely impacted by a decrease in the accounts payable in fiscal 2007 over fiscal 2006. The changes in working capital arise primarily from timing of receipts and payments related to our accounts receivable, other current assets, accounts payable and other current liabilities.

The Company used cash amounting to Rs. 18,214 million, Rs. 11,944 million and Rs. 16,455 million (US$ 410 million) towards investing activities during fiscal 2006, fiscal 2007 and fiscal 2008, respectively. The Company’s purchase of tangible and intangible assets net of sale of property, plant and equipment were Rs. 10,155 million, Rs. 11,399 million and Rs. 22,247 million (US$ 556 million) in fiscal 2006, fiscal 2007 and fiscal 2008, respectively. During fiscal 2006 the Company completed acquisitions of TGN and Teleglobe along with VBL and Seven Star for a total cash consideration of Rs. 13,328 million. A sum of Rs. 13,563 was accordingly generated by liquidating short term bank deposits (net) during fiscal 2006. Further during fiscal 2006 the Company invested a sum of Rs. 1,755 million in TTSL in the rights issue of TTSL. In fiscal 2007, the Company acquired DIL for a cash consideration of Rs. 871 million. In fiscal 2008 the Company generated Rs. 5,738 million from purchase and sale of “available for sale” investments. These primarily pertain to investments by the Company in units of mutual funds in India.

The Company generated capital resources from its financing activities to the extent of Rs.12,612 million in fiscal 2006, Rs. 3,806 million in fiscal 2007 and Rs. 6,738 million in fiscal 2008 During fiscal 2006 the Company paid Rs. 13,328 million in fiscal 2006 for the acquisitions of TGN, Teleglobe, VBL and Seven Star funded by long term debt of Rs. 9,814 million for the acquisition of Teleglobe, short term debt of Rs. 8,030 million for the acquisition and working capital requirements of TGN and redemption of a senior loan of Rs. 4,461 million at par on February 14, 2006 along with interest accrued up to that date and change in control premium of Rs. 45 million. During fiscal 2007 the Company converted its short term borrowing to long term borrowings ranging for periods from six to seven years. During fiscal 2008 the Company raised a term loan of Rs. 3,500 million (US$ 88 million) to meet its working capital and capital expenditure requirements. The Company as on March 31, 2008, has total long term debt of Rs.20,384 million (US$ 509 million) and cash and cash equivalents of Rs. 2,449 million (US$ 61 million) as against Rs. 2,041 million as of March 31, 2007.

In addition, the Company borrows funds for short-term requirements from time to time in order to meet temporary working capital needs. While the Company anticipates significant liquidity requirements in the near future and expects to borrow / raise additional funds, the Company believes, based on its current financial condition and market outlook, that its cash and cash equivalents and ability to raise funds through debt and non debt resources will be sufficient to meet such requirements.

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

Subsequent to the year end the Company has entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) to acquire their 30 percent interest in Neotel, the second telecommunications network operator in South Africa. The Company, along with Tata Africa, will hold an effective 56 percent stake in Neotel after the closing of this transaction, which is subject to certain conditions precedent including securing a waiver of pre-emptive rights from partners in Neotel.

Planned capital expenditure and cash requirements for each of the Company’s operating segments

The Company has forecasted total capital expenditure of approximately Rs. 39,460 million (US$ 986 million) in its annual operating plan for fiscal 2009, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

Announcement of two new undersea cable systems

As discussed earlier in this Form 20-F, the Company plans to participate in two new cable systems, the Intra-Asia cable system across Asia with a total project cost of approximately US$ 235 million and another cable connecting India with Europe. These cable systems would require substantial investments and the Company may borrow to fund these capital expenditures. A certain portion of the outflow for both the cable system are considered in the annual operating plan for fiscal 2009.

Fall in revenues due to tariff drops both in Voice and Data

The Company has gradually over the past years witnessed pricing pressures on its products and services, both in the voice and other segments. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline. These factors could cause revenues and profits to decline in fiscal 2009 and future periods, which would adversely affect the working capital of the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2008:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	22,363	15,695	6,668	—	—
Other long term contractual commitments(1)	7,017	6,657	316	44	—
Lease commitments	12,039	2,073	3,081	2,278	4,607
Total	41,419	24,425	10,065	2,322	4,607

(1)	Other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 2,154 million and Rs. 3,053 million towards standby letters of credit.

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecasted total capital expenditure of approximately Rs.39,460 million (US$986 million) in its annual operating plan for fiscal 2008, for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

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

Trend Information

The Company today operates in various markets globally, both in voice and data businesses. The Company expects tariffs and margins in these businesses may further decrease in these markets due to intense competitive pressures and technological changes. The Company expects that these pressures will continue to adversely affect its revenues and margins in fiscal 2009 and beyond.

The Company generated approximately 61 percent of its revenues from Wholesale Voice segment which is primarily ILD business in fiscal 2007, in fiscal 2008 this decreased to 57 percent. Tariffs in the voice business have been under intense pressure in the recent past. The Company is also focused on growing its Enterprise and Carrier Data business. The share of Enterprise and Carrier Data business has increased from 22 percent in fiscal 2007 to 23 percent in fiscal 2008. This segment is expected to be a significant contributor to the Company’s revenues in the future. The Company expects the proportion of Wholesale Voice to decline and Enterprise and Carrier Data to increase.

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

In the current decade, the IT, ITES, BFSI sectors have demonstrated huge growth thereby causing a growth in connectivity needs at these sectors. Consequent to which the enterprise segment of the Company has been witnessing robust growth during this time. Though the trend is expected to continue, consequent to recent developments in global financial markets, we may see the future growth curve not as steep as it has been in the past.

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

On February 13, 2002 the Government of India (“GOI”), Panatone Finvest Limited (“Strategic Partner”), Tata Sons Limited, Tata Power Company Limited, Tata Steel Limited and Tata Industries Limited (“Principals”) signed a Shareholders’ Agreement (“SHA”) as per the provisions of which the GOI transferred 7,12,50,000 Shares owned by the Government, representing 25 percent of the aggregate number of the issued and outstanding Shares of the Company which were sold to the Strategic Partner pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement (“SPA”). The “Articles of Association” of the Company were amended at our Annual General Meeting held on August 20, 2002, to conform to the provisions of the SHA and the SPA. The amended Articles prescribe the rights of Panatone Finvest Limited and Government of India, the two largest shareholders of the Company, to nominate directors to the Board as described in “Item 10. Additional Information—Memorandum and Articles of Association”. As per the provisions of the SPA and SHA, the composition of the Board of Directors of the Company is determined as given below.

(a) On the closing the Board shall comprise 12 directors.

(b) So long as the Government holds at least 10 percent of the voting equity share capital of the Company the composition of the Board shall be as follows:

(i) Four out of twelve directors shall be permanent or non-retiring directors, of which the Government and Panatone Finvest Limited shall be entitled to appoint two directors each.

(ii) The remaining eight directors shall be liable to retire by rotation. Of the retiring directors, four directors shall be independent directors on the Board,

(iii) Of the four independent directors Panatone Finvest Limited and the Government shall be entitled to nominate and recommend names of two independent directors each,

(iv) The composition of the remaining four directors, i.e. the retiring and non-independent directors, shall be determined by the following:

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

(b) Subject to the provisions of sub clauses (c) and (e) below, if a Person, other than a Party to the SHA (“Party”), to whom the Government, Panatone Finvest Limited or a party to the SHA (“Shareholder”) as the party to the SHA has transferred its Equity Shares (or any equity rights or interests therein) or renounced the Right pursuant to the SHA, requests the right to nominate one or more directors, and at the time of such request, such request complies with the requirements of the Companies Act, the right to nominate one or more directors (depending on the percentage of the equity share holding in the Company held by the Shareholder who has transferred the Shares or renounced the Right, as the case may be) shall be taken from such Shareholder who has transferred the Shares or renounced the Right, as the case may be, and not from the other Shareholders and such request shall not be fulfilled by increasing the total number of directors constituting the Board. For the purpose of clarity and removal of doubt, if at any time after the expiry of three years from the Closing, Panatone Finvest Limited, together with its Affiliates, holds less than 25 percent of the voting equity share capital of the Company, the composition of the Board shall be suitably changed in accordance with the provisions of the Act.

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

On February 13, 2002, as per the provisions of the Share Purchase Agreement and Shareholders’ Agreement, the Board was reconstituted. As of September 30, 2008, the Board of Directors of the Company consisted of eleven directors, five of whom were nominated by Panatone Finvest Limited and two of whom were nominated by the Government of India. There were four independent directors on the Board. The Company has received a letter dated September 18, 2008 from Panatone Finvest Limited recommending that Prof. Ashok Jhunjhunwala be invited to join the Board of Directors as a Director liable to retire by rotation. A Circular Resolution proposing Prof Jhunjhunwala’s appointment as Director has been circulated to the Directors. If and when the Circular Resolution is approved, Prof. Jhunjhunwala will be appointed as Additional Director liable to retire by rotation.

The business address of each of the directors is the registered office of the Company. The current directors as on September 30, 2008 and their positions are as follows (3):

Name	Age	Position	Term	Director Since
Subodh Bhargava	66	Independent Director and Chairman	Liable to retire by rotation	May 2002

Srinath Narasimhan	46	Managing Director and Chief Executive Officer	Non-retiring Director	February 2002

Kishor A. Chaukar	60	Director	Liable to retire by rotation	July 2002

P.V. Kalyana Sundaram	48	Independent Director	Liable to retire by rotation	September 2005

V.R.S. Sampath	50	Independent Director	Liable to retire by rotation	September 2005

Amal Ganguli	68	Independent Director	Liable to retire by rotation	July 2006

Vinod Kumar (1)	42	Director	Non-retiring Director	February 2007

S. Ramadorai	64	Director	Liable to retire by rotation	June 2007

A.K. Srivastava (2)	57	Government Nominee	Non-retiring Director	August 2007

A.R. Gandhi	65	Director	Liable to retire by rotation	September 2007

H.P. Mishra (2)	58	Government Nominee	Non-retiring Director	October 2007

(1)	Mr. Vinod Kumar is the Managing Director of wholly owned subsidiary Tata Communications Intl Pte Ltd and Chief Operating Officer
(2)	Typically, nominee directors continue on the Board of the Company for so long as the nomination is not changed by the Government.
(3)	The Company has received a letter dated September 18, 2008 from Panatone Finvest Limited recommending that Prof. Ashok Jhunjhunwala be invited to join the Board of Directors as a Director liable to retire by rotation. A Circular Resolution proposing Prof Jhunjhunwala’s appointment as Director has been circulated to the Directors. If and when the Circular Resolution is approved, Prof. Jhunjhunwala will be appointed as Additional Director liable to retire by rotation.

On February 2, 2007, the Board of Directors of the Company , subject to the approval of shareholders, appointed Mr. N. Srinath as Managing Director and Chief Executive Officer of the Tata Communications with effect from February 2, 2007 for a period of five years. The shareholders in the Annual General Meeting held on August 2, 2007 approved the appointment.

Mr. S. Ramadorai joined the Board of Directors on June 28, 2007. Mr. Ishaat Hussain resigned from the Board of Directors on June 27, 2007.

Mr. N. Parameswaran, who was the non-retiring nominee of the Government of India on the Board of Directors , resigned with effect from July 19, 2007. The Government of India nominated Mr. A K Srivastava as a non-retiring Government Director and he was appointed as director from July 31, 2007 in place of Mr. N. Parameswaran.

Mr. Arun Gandhi joined the Board on September 10, 2007.

Mr. H.P. Mishra, DDG (WPF), DoT, was appointed as permanent (non-retiring) government nominee director on the Board with effect from October 22, 2007 to till the vacancy caused by to the resignation of Mr. Pankaj Agarwala, government nominee director.

Dr. Mukund Rajan, resigned from the Board with effect from June 24, 2008.

There are no exclusive directors’ service contracts providing for benefits upon termination of employment with the Company or any of its subsidiaries except those normal retirement benefits applicable to the employees of the Company. However, as per the agreement between the Company and Mr. N. Srinath, his employment can be terminated by either party by giving six months notice or by the Company on paying six months’ basic salary in lieu thereof.

The Company has set up a Committee to take strategic decisions, namely the, Global Management Committee (“GMC”), headed by Mr. N Srinath, whose members are heads of different businesses. The Committee will formulate strategies, bring in consensus and increase transparency. It will also look into the issues pertaining to networks, expansion, entry into newer geographies and human resources.

Other Principal Officers

Our other principal officers are Mr. Satish Ranade, our Secretary and Chief Legal Officer, and the members of our Global Management Committee (GMC), which are listed in the table below.

Vinod Kumar	43	Chief Operating Officer and Non-retiring Director	April, 2004
Satish Ranade	54	Company Secretary and Chief Legal Officer	May 1987
Sandeep Mathur	56	Head- Corporate Affairs	April 2002
Madhusudhan MR	44	Chief Network Officer	June 2004
Rajiv Dhar	45	Chief Financial Officer	June 2005
Srinivasa Addepalli	33	Sr.VP- Corporate Strategy	July 2005
John Hayduk	39	Sr VP and CTO – Network and Services Engineering	September 2005
Michel Guyot	50	President - Global Voice Business	February 2006
Govind Sankarnarayanan*	38	Chief Financial Officer – (Tata Communications International)	July 2005

*:	Govind Sankaranarayanan resigned as Director and Chief Financial Officer of Tata Communications International on September 10, 2007.

Set forth below is selected biographical information for certain of the Company’s directors and principal officers:

MR. SUBODH BHARGAVA

CHAIRMAN

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

Mr. Bhargava has been closely associated with technical and management education in India. He was the chairman of the Board of Apprenticeship Training and Member of the Board of Governors of the University of Roorkee, IIM, Indore, the Indian Institute of Foreign Trade, New Delhi; and the Entrepreneurship Development Institute of India, Ahmedabad.

He was also a member of the senior panel of the All India Council for Technical Education (AICTE) set up for a comprehensive evaluation of research in engineering and technology; and on the committee set up by the Ministry of Human Resource Department, Government of India for policy perspectives for management education in India.

He is currently on the Board of the Centre for Policy Research; Member, Technology Development Board, Ministry of Science & Technology, Govt. of India; Director, Tata Steel Limited; Director, Tata Motors, Director, Power Finance Corporation, Director, Larsen & Toubro, Trustee, Bhartiya Yuva Shakti Trust; Executive Trustee, National Centre for Promoting Employment for Disabled Persons; Chairman Trustee Charity Aid Foundation. He is also on the Boards of Governors of other institutions for graduate engineering and bachelors and master’s degree programmes in business management.

He has been conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee.

Mr. Bhargava is the Chairman of Tata Communications Limited (erstwhile VSNL) and also Wartsila India Ltd and Director on the respective Boards of several Indian Corporates.

MR. N. SRINATH

MANAGING DIRECTOR and CEO

Mr. N Srinath was born on July 8, 1962. He received a degree in Mechanical Engineering from IIT (Chennai) and completed his Management Degree from IIM (Kolkata), specializing in Marketing & Systems.

Joining the Tata Administrative Services in 1986 as a probationer, Mr. Srinath has held positions in Project Management, Sales and Marketing and Corporate Functions in different Tata companies over the last 22 years. He has been responsible for setting up new projects in high technology areas like process automation and control, information technology and telecommunications. After his probation, he was a Project Executive in Tata Honeywell from 1987 to 1988, working on getting various approvals and the necessary project funding.

He then moved to Tata Industries as Executive Assistant to the Chairman, an assignment he handled till mid – 1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992he moved into that company full-time for the next six years, during which period he handled a number of assignments in Sales and Marketing.

In March 1998, he returned to Tata Industries as General Manager (Projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as Chief Operating Officer responsible for the operations of Tata Teleservices. In late 2000 he took over as Chief Executive Officer of Tata Internet Services, a position he held till February 2002, when he moved to Tata Communications Limited as Director (Operations). In February 2007 he has been appointed as Managing Director of Tata Communications Limited and CEO of Tata Communications Group of companies.

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar, born in 1947, currently the managing director of Tata Industries Limited (TIL), is a post-graduate in management from the Indian Institute of Management at Ahmedabad.

TIL is one of the two principal holding companies of the Tata Group, acts as the Group’s diversification and new projects promotion arm, and spearheads the Group’s entry into the emerging, high-tech and sunrise sectors of the economy. In his capacity as Managing Director of TIL, Mr. Chaukar is responsible for enhancing the value and interest of TIL in TIL divisions and in companies where TIL has made investments. One of the tasks performed in the quest for this value enhancement is to provide strategic direction to these companies.

Mr. Chaukar is a member of the group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He is on the Board of various companies like Tata Teleservices Limited, Tata Communications Limited, Tata Autocomp Systems Limited, Tata Investment Corporation Limited, among others. He also oversees the functions of the Department of Economics and Statistics (DES).

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

P.V. KALYANASUNDARAM

DIRECTOR

Mr. P.V. Kalyanasundaram was born on February 25, 1958. He received a Bachelor of Arts degree in history, from the New College, Chennai in 1977, followed by a Bachelor of Law degree from Madras Law College in 1983.

An advocate by profession, Mr. Kalyanasundaram was a legal advisor for Pallavan Transport Corporation, Chennai, a government of Tamil Nadu undertaking, as well as a legal advisor to the Chennai Metropolitan Water Supply and Sewerage Board. He was also a trustee of the Jawaharlal Nehru Port Trust, Mumbai, and a member of the Censor Board, Chennai as well as the Presidency Club, Chennai.

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

DR. V.R.S. SAMPATH

DIRECTOR

Dr. V.R.S Sampath born in 1956, received a Bachelor of Arts degree in History from the Presidency College in 1976, followed by a Bachelor of Law degree from Madras Law College in 1980, a Master of Law degree in 1987 and a PH.D in 1997, all from the University of Madras. He also holds a Master of Arts degree in History from the Madurai Kamaraj University (1985).

Dr. Sampath also holds a Diploma in Tourism and has completed a large number of specialized training programmes and courses, notably in human rights and social work. He was awarded an honorary D.Litt for his contribution to global peace efforts by the World Peace Academy, Chicago, USA in 1994. He has published numerous research papers and traveled widely internationally, including on study tours. He has also published eight books on subjects such as travel, law and society.

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

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli, born in 1939, is a senior Chartered Accountant, being a member of the Institute of Chartered Accountants in England and Wales and The Institute of Chartered Accountants of India. He is also a member of the New Delhi Chapter of The Institute of Internal Auditors, Florida and an alumnus of The International Management Institute, Geneva. Mr. Ganguli spent his entire professional career of 40years in Price Waterhouse/PricewaterhouseCoopers where he became a partner in 1969 and was the Chairman and Senior Partner from 1996 till 2003 when he retired. During his career in the firm, Mr. Ganguli worked in the UK/USA apart from India and served many of the largest international companies and organisations such as the World Bank and also many major Indian companies and Government organisations. Following his retirement, Mr. Ganguli serves as an independent director and audit committee Chairman/member of a number of listed companies including Century Textiles and Industries Limited, HCL Technologies Limited, Maruti Suzuki India Limited, New Delhi Television Limited, Tata Communications Limited and Tube Investments of India Limited.

MR. VINOD KUMAR

DIRECTOR

As president and managing director of Tata Communications International Pte. Ltd., a subsidiary of Tata Communications Limited, Mr. Kumar is responsible for expanding Tata Communications International’s roadmap and charter into the global communications market. Enhancing the service capabilities and customer facing activities in strategic markets beyond the shores of India in a nut shell sums his mandate. Besides heading these strategic initiatives, Mr. Kumar is also responsible for the Wholesale Data, Global Mobile and International Enterprise lines of business and meeting the company’s ambitious targets.

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

Mr. Kumar born in 1965 graduated with honors in Electrical and Electronic Engineering at the Birla Institute of Technology and Science in India.

MR. S. RAMADORAI

DIRECTOR

Mr. S. Ramadorai, born in 1944, Chief Executive Officer and Managing Director of Tata Consultancy Services, has been associated with TCS for the past 36 years. He took over as chief executive officer of TCS in 1996 and has been instrumental in building TCS to a $5.7 Billion global IT services, business solutions and outsourcing company, with a talent base of over 1,16,000 people, geographical reach of 42 countries and an enviable client list which includes six of the top ten Fortune companies. Mr. Ramadorai has now set his sights on ensuring that TCS is among the Global Top Ten Software companies. In October 2006, TCS was recognized by the Economic Times as the company of the Year, a fitting tribute to its increasing global presence.

Mr. Ramadorai’s contributions to the industry have been well recognized through the numerous awards he has received. In 2002, he was awarded with CNBC Asia Pacific’s prestigious ‘Asia Business Leader of the Year’ Award. He has been honoured with the position of “IT Advisor to Qingdao City’, PRC. In November 2006, Ernst & Young awarded him with the prestigious ‘Entrepreneur Manager of the Year’ award. In the same year he was recognized by Computer Business Review in July 2006 as the sixth most influential IT leader in the world. In appreciation of his commitment and dedication to the IT industry, he was also awarded the “Padma Bhushan” by the Government of India in January 2006.

Mr. Ramadorai holds chairmanships and directorships of several Tata Group companies and is on the board of directors of Hindustan Unilever Limited and Nicholas Piramal India Limited. He is a member of the Corporate Advisory Board, Marshall School of Business (USC) as well as the Said Business School at Oxford. Among his other distinctions, Mr. Ramadorai is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), The Computer Society of India (CSI) and the Indian National Academy of Engineering.

Mr. Ramadorai holds a Bachelors degree in Physics from Delhi University, India, a Bachelor of Engineering degree in Electronics and Telecommunications from the Indian Institute of Science, Bangalore, India, and a Masters degree in Computer Science from the University of California - UCLA, USA.

MR. A.K. SRIVASTAVA

DIRECTOR

Mr. A.K. Srivastava was born in 1951. Mr. Srivastava is a Bachelor of Science and has a Master’s Degree in Science besides being a Graduate from the Institution of Electronics and Telecommunication Engineers (IETE).

Mr. Srivastava joined the Government of India service in 1973. Thereafter, Mr. Srivastava had worked in various departments of the Government of India and has a wide experience in the telecommunications industry.

Mr. Srivastava is currently the Deputy Director General (Access Service), Department of Telecommunications, Government of India.

MR. ARUN GANDHI

DIRECTOR

Mr. Arunkumar Ramanlal Gandhi born in 1943, is a director on the Board of Directors of Tata Sons Ltd and is a member of the Group Corporate Centre of the Tata Companies. He is a fellow member of the Institute of Chartered Accountants in England and Wales and the Institute of Chartered Accountants of India. He is an associate member of the Chartered Institute of Taxation, London.

Prior to joining Tata Sons, he was with M/s N. M. Raiji & Co., Chartered Accountants. He joined the firm as a partner in July 1969 and in 1993 became a senior partner. The firm has more than 60 years of professional standing. He joined Tata Sons Limited as an Executive Director on 18th August 2003 and continued in that position till 17th August 2008.

Mr. Gandhi has been assisting the Tata Group in acquiring diverse assets and companies across the globe. This has enabled the Tata Group to acquire critical assets, resources and access to world class R&D facilities.

In the course of his professional career, Mr. Gandhi has worked on numerous mergers and acquisitions, both crossborder and domestic transactions.

Mr. Gandhi has been a member of various committees constituted by industry forums and regulatory bodies such as SEBI’s Takeover Panel Exemption Committee and the Institute of Chartered Accountants of India’s Accounting Standards Board among various others.

Mr. H.P. MISHRA

DIRECTOR

Mr. H.P. Mishra (b. 1950), currently senior deputy director general, wireless finance, in the department of telecommunications, Government of India, is an alumnus of the Indian Institute of Technology, Delhi with a degree in Mechanical Engineering (1971). He also holds degrees of Master of Business Administration with specialization in finance (1983) and Bachelor of Law (2008) from the Faculty of Management Studies and the Faculty of Law, University of Delhi.

He began his career as an engineer in 1971 and worked at a private machine tools manufacturing company and the Rourkela steel plant of Hindustan Steel Limited. In 1975 he moved to the State Bank of India for about a year before finally joining the Indian P&T Accounts and Finance Service of the Government of India in July 1976. Mr. Mishra has since held several key positions in the Government, including finance director in Delhi Telephones and financial advisor in telecom circles of the department of telecommunications. He managed the department’s accounts, cleaned them up, improved the annual accounts formats, and successfully introduced computerized accounting in less than two years in as many as 671 units located all over India. He was instrumental in finalizing the reporting structure for licensed telecom service providers that is still in force. He was also responsible for formulating the Government’s successful defense in important court cases having huge financial implications.

He was selected for deputation to the Ministry of Environment & Forests, where he worked as finance director and established a framework for proper formulation of feasibility reports and detailed project reports. His inputs helped the prestigious Ganga Action Plan save both time and crores of rupees. As a professor in the National Institute of Financial Management (NIFM) at Faridabad, Haryana, he designed the course from scratch, taught general and financial management to senior Government officers, and successfully organized the institute’s first international course on financial management. He also contributed to the MBA course material of IGNOU on Project Management.

As the deputy director general, revenues, in Bharat Sanchar Nigam Ltd. (BSNL), he oversaw its billing and collections, helped develop the company’s operating manual for cellular services, and was involved in finalizing the requirements for its CDR-based billing system. He has participated in or headed several important committees including those on reorganization of finance functions, spectrum valuation and pricing, internet telephony, MVNO, etc. In October 2007, he brought out the first post-BSNL telecom accounts e-manual for the department. He has also represented the Government as a nominee director on the board of M/s. HTL Ltd.

Mr. Mishra has been the recipient of fellowships awarded by the BADC and the USAID for international telecommunications programs in Belgium and USA. He has participated in workshops of the International Telecommunications Union (ITU) at Geneva and Australia, and in study groups of the Asia Pacific Telecommunity (APT). He is a member of All India Management Association, Indian Institute of Public Administration, etc. and is keenly interested in the study and practice of management ethics and management control systems. He is strongly motivated by a desire to improve existing systems and procedures so as to prevent problems and help the stakeholders achieve their goals more easily and efficiently.

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

Mr. Srinivasa Addepalli, Sr. VP-Corporate Strategy is a Post-graduate in management from IIM, Ahmedabad and an Electronics Engineer. He worked with the Tata Strategic Management Group, focusing on the telecom and media industries. He was closely involved with the formulation of the Tata companies telecom strategy and business plans, including the acquisition of Tata Communications Ltd. (Formerly VSNL) and expansion of Tata Teleservices. Later, he joined Tata Industries in the Group Chairman’s Office, responsible for co-ordinating the various telecom activities within the Group. Prior to getting transferred to Tata Communications Ltd., Mr. Srinivasa Addepalli was on deputation to Tata Communications Ltd. from Tata Industries.

Mr. John Hayduk is head of Network and Operations for the combined international organization. He has over 15 years Telecommunications experience with significant background in software development and building large systems. Prior to joining Tata Communications Ltd., he ran Telcordia’s IMS/Network business unit, and had overall product management responsibilities, including managing a P & L for three major product lines. Previously, he held other senior management positions. Mr. Hayduk has a B.Sc in Computer Science from Penn State University and an MS in Information Networking from Carnegie Mellon.

Mr. Michel Guyot is head of the Company’s Voice Business. Prior to this he was Vice President – International Markets (Europe, Middle East, Africa, Asia-Pacific) for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot also served as Teleglobe Inc.’s Executive Director - Marketing from September 2001 to May 2002 and as its Executive Director - Europe from 2000 to 2001. Mr. Guyot received a bachelor’s degree in commerce from L’Ecole des Hautes Etudes Commercials, University of Montreal. He has over 25 years of international telecommunications experience. Since 2004, Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any director or any officer and any other person regarding their election to their post with the Company

Compensation of Directors and Officers

During the financial year 2007-08, the directors of the Company, other than the full-time directors of the Company received a sitting fee not exceeding Rs.10,000 (US$249.87) for attending each Board and Committee meeting. During fiscal 2008, Rs.13,20,000 (US$32,983.50) were paid towards sitting fees. The directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

At the 20th Annual General Meeting of the shareholders of Company the shareholders approved payment of remuneration upto a sum not exceeding 1 percent per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 249 and 350 of the Indian Companies Act) to be distributed amongst the directors of the Company (other than the Whole-time Directors), in such amounts or proportions and in such manner and in all respects as may be decided by the Board of Directors for each year over a period of five years commencing 1 April 2005. Accordingly, for the financial year 2007-08, the Board of Directors approved payment of remuneration to the non-executive directors (NEDs) by way of commission at a rate not exceeding 1percent per annum of the profits of the Company (computed in accordance with Section 309(5) of the Companies Act). The commission to NEDs is distributed broadly on the basis of their attendance and contribution at the Board of Directors and certain Committee meetings as well as the time spent on operational matters other than at such meetings. After approval of annual accounts at the 22nd Annual General Meeting of the Company held on 2 August 2008, the applicable commission has been paid to the NEDs.

The details of commission to be paid to the non-executive directors for the year 2007-08, are as follows:

	(Amount in Rs. Million)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava [Chairman]	0.61	0.19
Mr. Kishor A. Chaukar	0.29	0.22
Mr. P.V. Kalyanasundaram	0.27	0.15
Dr. V.R.S. Sampath	0.27	0.19
Mr. Amal Ganguli	0.35	0.14
Mr. Vinod Kumar	NIL	NIL
Mr. S. Ramadorai	0.07	0.04
Mr. A.K. Sivastava [Director: with effect from. July 31, 2007]	0.08	0.05
Mr. Arun Gandhi [Director: with effect from September 10, 2007]	0.04	0.02
Mr. H.P. Mishra [Director: with effect from October 22, 2007]	0.17	0.11
Mr. Ishaat Hussain [Until June 27, 2007]	0.07	0.04
Mr. Pankaj Agrawala [Until October 22, 2007]	0.07	0.05
Mr. N. Parameswaran [Until July 19, 2007]	0.02	0.01
Dr. Mukund Rajan [Until July 24,2008]	0.20	0.11
	2.50	1.32

*	Because Mr. Vinod Kumar is the managing director and an employee of an international subsidiary, no sitting fees/commission are deemed payable to him.

For the fiscal year ended March 31, 2008, the aggregate amount of compensation paid by the Company to all directors and principal officers of the Company mentioned herein was approximately Rs.165.36 million (US$ 4.15 million), and individual compensation of executive Director and principal officers was as follows:

	Gross Remuneration in In millions fiscal 2008
Name	(Rs.)	(US$)
N. Srinath	11.48	0.29
Vinod Kumar*	65.46	1.64
Satish Ranade	5.33	0.13
Sandeep Mathur	6.65	0.17
Michel Guyot*	30.46	0.76
John Hayduk*	19.35	0.48
Madhusudhan MR	7.43	0.19
Rajiv Dhar	5.87	0.15
Govind Sankarnarayanan*	7.52	0.19
Srinivasa Addepalli	5.81	0.15

*	: Officers employed by and on the rolls of Tata Communications International.

*	Govind Sankarnarayanan resigned from the Company on September 10, 2007.

For the fiscal year ended March 31, 2008, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for principal officers (except for Mr. Michel Guyot, which is given below) and directors directly on the rolls of the Company was approximately Rs.8.66 million (US$ 0.21 million).

Pension benefits for Mr. Michel Guyot are accrued under the provisions of the Teleglobe Contributory employees’ pension plan (the “Registered Plan”) and the Supplementary Pension Agreement (the “SPA”). These plans are intended to provide a combined pension at normal retirement age of 65 that is equal to 2% of the highest average salary minus 0.7% of the final average Year’s Maximum Pensionable Earnings (YMPE of US$ 43, 789 in 2008) multiplied by the years of credited service, with a maximum of 35 years of credited service. The average salary is based on the annual basic salary in consecutive period of 6 years in which the salary was the highest. The pension is payable without reduction at age 60 or at age 55 if 30 years of service, including an additional temporary pension payable before age 65. As of March 31, 2008, Mr. Guyot has completed 30 years of credited service into these plans and is therefore entitled to an unreduced pension at age 55. At that age, based on current highest average salary and current average YMPE, these plans would provide Mr. Guyot an annual pension of US$ 189,201 before age 65 and US$ 178,473 thereafter based on 35 years of credited service.

A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on both the individual’s performance and the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated against the previous year’s performance based on several pre-defined parameters. Differential weightages are given to these two components based on the responsibility level of the employees in the Company with a higher weightage to the Company’s performance for senior level employees and higher weightage to individual performance at junior levels. The performance evaluation process for deputed employees is the same as that for the Tata Communications employees. Once the final normalized ratings are arrived at for the deputees, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of September 30, 2008, none of the other members of the Board of Directors held any shares of the Company. Dr. Mukund Rajan, who ceased to be a director with effect from June 24, 2008, held 15 Shares of the Company. The executive officers of the Company either individually or as a group did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

BOARD COMMITTEES

Audit Committee

The Audit Committee consists of four members. The Chairman of the Committee is Mr. Amal Ganguli, an independent director, who is a Fellow of the Institute of Chartered Accountants in England and Wales, Fellow of the Institute of Chartered Accountants of India, Fellow of the British Institute of Management and Member of New Delhi Chapter of Institute of Internal Auditors, Florida, USA. Mr. Amal Ganguli became the Chairman of the Audit Committee with effect from October 19, 2006.

The other members of the Committee are Mr. Subodh Bhargava, Independent Director, Mr. P.V. Kalyanasundaram, Independent Director and Mr. H.P. Mishra, Government Nominee Director. Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is the Audit Committee’s Secretary.

Mr. Pankaj Agrawala, Government Nominee Director, ceased to be a director of the Company with effect from October 22, 2007 and consequently ceased to be a member of the Audit Committee from that date. Mr. H.P. Mishra, Government Nominee Director, became a member of the Audit Committee with effect from October 30, 2007.

The audit committee’s powers and terms of reference have been set in light of the requirement of the Companies Act, 1956 and clause 49 of the Company’s listing agreement with the Indian stock exchanges as well as US securities laws. The broad powers and scope of the committee is as follows:

Powers of the Audit Committee:

1)	To investigate any activity within its terms of reference.

2)	To seek information from any employee.

3)	To obtain external legal or other professional advice.

4)	To secure attendance of outsiders with relevant expertise, if it considers necessary.

Terms of Reference of the Audit Committee

1)	Oversight of the Company’s financial process and disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

2)	Recommending to the Board of Directors, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixing of audit fees.

3)	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4)	Reviewing, with the management, the annual financial statements before submission to the Board of Directors for approval, with particular reference to:

a)	Matters required to be included in the Director’s Responsibility Statement to be included in the report of the Board of Directors pursuant to clause (2AA) of section 217 of the Companies Act, 1956

b)	Changes, if any, in accounting policies and practices and reasons for the same

c)	Major accounting entries involving estimates based on the exercise of judgment by management

d)	Significant adjustments made in the financial statements arising out of audit findings

e)	Compliance with listing and other legal requirements relating to financial statements

f)	Disclosure of any related party transactions

g)	Qualifications in the draft audit report.

5)	Reviewing, with management, the quarterly financial statements before submission to the Board of Directors for approval.

6)	Reviewing, with management, performance of statutory and internal auditors, and adequacy of the internal control systems.

7)	Reviewing the adequacy of the internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8)	Discussion with internal auditors on any significant findings and follow up thereon.

9)	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board of Directors.

10)	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11)	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

12)	To review the functioning of the Company’s Whistle Blower mechanism.

13)	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

Scope of the Audit Committee under Sarbanes Oxley Act

1)	To establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

2)	To take due actions as required under the Company Whistleblower Policy from time to time.

Review of information by Audit Committee

The Audit Committee shall mandatorily review the following information:

1.	Management discussion and analysis of financial condition and results of operations;

2.	Statement of significant related party transactions (as defined by the audit committee), submitted by management;

3.	Management letters / letters of internal control weaknesses issued by the statutory auditors;

4.	Internal audit reports relating to internal control weaknesses; and

5.	The appointment, removal and terms of remuneration of the chief internal auditor shall be subject to review by the Audit Committee.

Remuneration Committee

The Remuneration Committee consists of three members. The Chairman of the Committee is Mr. Kishor Chaukar. Mr. Subodh Bhargava and Mr. A.K. Srivastava are the other members on the Committee. Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is the Remuneration Committee’s Convener.

The broad terms of reference of the Remuneration Committee are to review the performance of the Whole-Time Directors, after considering the Company’s performance and recommend to the Board remuneration including salary, perquisites and commission to be paid to the Company’s Whole-time Directors within the overall ceilings approved by the shareholders.

Employees

Tata Communications Group had 5,147 employees on March 31, 2008, and 4,401 on March 31, 2007. Of these, 1,008 as of March 31, 2008 (1,200 as of March 31, 2007) were located outside India.

The Company has a structured process for recruiting and orienting new recruits and training its workforce in both technical and non-technical areas. The compensation and employee benefit practices of Tata Communications aim to be market driven, attractive and innovative, adapted to suit geographic requirements. The Company continued to maintain harmonious relationships with employees across the globe. The Company has certain categories of its workforce located in India and Canada who are unionized. Company officials meet with union office bearers regularly to discuss and resolve issues or concerns of the employees.

The Company conducts annual employee satisfaction surveys and, based on the findings, takes up various steps to enhance employee engagement and satisfaction.

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, 1956, and our Shares are listed on the major stock exchanges in India. Our corporate governance framework is in compliance with the Indian Companies Act, 1956, the regulations and guidelines of the Securities and Exchange Board of India and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have American Depositary Shares (“ADS(s)”)listed on the New York Stock Exchange.

On November 4, 2003, the SEC approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and the Company’s practice under Indian law. This table is also publicly available on the Company’s website_www.tatacommunications.com along with other information about the Company’s corporate governance practices.

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice
Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the Chairman of the Board is a non-executive director, at least one-third of the Board should be comprised of independent directors and if he is an executive director, at least half of the Board should be comprised of independent directors. However, if the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or at one level below the Board, at least one-half of the Board of the company must consist of independent directors. The chairman of our board of directors (the “Board”) is not an executive of the Company nor is a promoter of the Company or related to any promoter or person occupying management positions at the Board level or at one level below the Board and four out of eleven members of our Board are independent, which satisfies the requirement under Indian law.

Certain heightened standards apply to “independent directors”. (NYSE Corporate Governance Standard 303A.02)

Under Indian law, a director is “independent” so long as he or she

a. apart from receiving director’s remuneration, does not have any material pecuniary relationships or transactions with the company, its promoters, its directors, its senior management or its holding company, its subsidiaries or associates which may affect independence of the director;

b. is not related to promoters or persons occupying management positions at the board level or at one level below the board;

c. has not been an executive of the Company in the immediately preceding three financial years;

d. is not a partner or an executive or was not partner or an executive during the preceding three years, of any of the following:

i.       the statutory audit firm or the internal audit firm that is associated with the Company, or

ii.      the legal firm(s) and consulting firm(s) that have a material association with the Company;

e. is not a material supplier, service provider or customer or a lessor or lessee of the Company, which may affect independence of the director;

f. is not a substantial shareholder of the Company i.e. owning two percent or more of the block of voting shares;

g. is not less than 21 years of age. The Company applies this definition in its corporate governance practices and the Company’s four independent directors satisfy the requirements of the definition.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no such requirement.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. The Company does not have such a committee.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and one independent director.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of four non-executive directors, out of which three are independent, including the committee’s chairman and one of which is a government representative who falls within an exemption to the independence requirement.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges and SOX compliance requirements.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2007-08 (Page 18 to Page 34) under the headings:

•   Report on corporate governance for the year 2006-07

•   Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•   Chief Executive Officer (CEO) and Chief Financial Officer

•   (CFO) Certification for the Year 2007-08.

•   Secretary’s Responsibility Statement

•   Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreements

Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by the regulations framed by the Securities and Exchange Board of India regulations, the Company has adopted a code governing trading in the Company’s securities by insiders. As required under the listing Agreement with Indian stock exchanges, the Company has also adopted a Code of Conduct for Senior Management and Board Members. The Board members and the Senior Management have affirmed the Code of Conduct. The Code of Conduct is available on Company’s website www.tatacommunications.com

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation in October 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2008, 50.11 percent of the outstanding equity of the Company was held by Panatone Finvest Limited in conjunction with other Tata companies, and 26.12 percent was held by the Government of India.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of March 31, 2008, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5 percent or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	115,988,857	40.70
Government of India (2)	74,446,885	26.12
Tata Sons Limited	24,260,497	8.51
Life Insurance Corporation of India	23,433,725	8.22

(1)	Number of shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2008. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.
(2)	The shares owned by the Government of India are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Shares. As of March 31, 2008, approximately 16,152,446 Shares (5.67 percent of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the Shareholders’ Agreement, excepting matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act, the Government of India or any other entity nominated by it is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the Shares of the Company held by the Government in the manner directed in writing by Panatone Finvest Limited.

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

Other related party transactions and balances are immaterial individually and in the aggregate

The Company grants loans to employees for acquiring assets such as computers and vehicles and on two occasions, the Company had offered loans for purchase of Shares of the Company offered to them by the Government of India from its holdings. The annual rate of interest at which the loans have been made to employees is 4 percent. The loans are secured by the assets acquired by the employees. As of March 31, 2007 and 2008, amounts receivable from employees aggregated to Rs.52 million and Rs.32.5 million, respectively, and are included in other current assets. Interest-free short-term advances made to employees aggregated Rs.5 million and Rs.2 million as of March 31, 2007 and 2008, respectively.

The Company also grants an interest subsidy in excess of 4 percent of the interest rate for loans taken by the employees for the purchase of property for housing. The cost of the interest subsidy of Rs.19 million, Rs.17 million and Rs.14 million for the years ended March 31, 2006, 2007 and 2008, respectively, is included in staff costs.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2007 and 2008;

•	Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008;

•	Consolidated Statements of Cash Flows for the year ended March 31, 2006, 2007 and 2008;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2006, 2007, 2008; and

•	Notes to the Consolidated Financial Statements.

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

We have not been advised by the Income Tax Appellate Tribunal of any appeal that may have been filed by the Income Tax Department. If the decision is given against the Company by the High Court, the negative impact on the Company would be approximately Rs1,400 million (US$ 34.98 million).

Tax Benefit Claim

The Indian tax authorities have taken the position that the Company is not entitled to certain tax benefits claimed by it in the fiscal years 1996 to 2005 with respect to a portion of its profits which the Company claims as having been generated by an enterprise engaged in telecommunications and therefore entitled to a tax holiday under certain regulations. The tax authorities have not accepted this claim of the Company and have disallowed it in their assessments. The year-wise tax imposed by the Income Tax Department (including interest but excluding penalties and measured as of March 31, 2008) is as follows:

Fiscal year	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Claim of Tax (Rs. Million)	161	336	904	1643	1897	1221	1026	903	420	182

The Company has paid all of the above amounts under protest but has not recognized the entire expense in its profit statements. The Company has disputed these claims for all the years. The Company’s claim has been dismissed by the first appellate authorities in respect of fiscal 1996, 1997, 1998, 1999 and 2000 to 2004, while claims in respect of fiscal 2005 are still pending before the appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal in respect of these years. ITAT rejected the claim made by the Company for fiscal 1996 and the Company has filed an appeal before the next jurisdictional authority i.e. the High Court . The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of loss of tax benefit of Rs. 105 Million (US$2.62 million), excluding interest.

If all the disputed claims are dismissed against the Company, the aggregate negative impact on the Company will be approximately Rs.6,275 million (US$ 156.80 million) including interest but excluding penalties and measured as of March 31, 2008.

Reimbursement of DoT Levy

The Indian tax authorities have taken the position that the Company has not offered for taxation certain reimbursements it had received from the Government during fiscal 1994. The tax authorities claim that the Company owes approximately Rs.629 million in respect of taxes due (including interest but excluding penalties measured as on March 31, 2008) in connection with such reimbursements. The Company has paid the entire amount under protest with respect to this claim. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be by this amount. The Company has not provided for this amount in its books.

ICO Global Loss Write-Off Issue

For fiscal year 2000 and 2001 the Indian tax authorities have disallowed Rs.5,128 million and Rs.52 million respectively towards the Company’s write-off in its books of accounts of its investment in the Shares of ICO Global Communications Inc., which filed for bankruptcy protection in the United States in 2000. The tax and interest demanded in this regard amounts to Rs.2,000 million and Rs.21 million, respectively, which has already been paid under protest. The Company has also provided for in its books Rs.924 million and Rs. 20 million, respectively. The Company’s appeal has been dismissed by the first appellate authority. The Company is now in appeal before the Income Tax Appellate Tribunal. If the appeal is decided against the Company, the aggregate negative impact would be approximately Rs.1,077 million (US$ 26.91 million).

On account of disallowances of various claims / expenses in fiscal 2000, 2001 and 2002, a penalty aggregating to Rs. 6,830 million (US $170.67 million) has been levied by the tax authority. In the appeal filed by the Company before the first appellate authority, a relief has been granted to the extent of Rs. 1,904 million (US $ 47.58 million), while confirming the balance penalty amounting to Rs. 4,926 million ( US$ 123.09 million) against which the Company has filed an appeal before the Income-tax Appellate Tribunal. The Income-tax Dept. has also filed an appeal against the penalty amount of Rs. 1,904 million ( US$ 47.58 million) with the Income-tax Appellate Tribunal.

If the decision in both the above referred appeals do not come in favor of the Company, there would be a negative impact on the Company relief in an amount of Rs. 6,830 million ( US$ 170.67 million).

The aggregate negative impact stated in each of the above cases, which considers certain eventualities such as the impact of unfavorable decisions and appeals, is higher than the amounts stated as contingent liabilities in the Company’s financial statements, which are based on tax demands raised by the Indian Income tax authorities and disputed by the Company.

Polargrid Litigation

As reported last year, Polargrid LLC, one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint sought in excess of $1.5 billion in damages arising from the Company’s alleged breach and other alleged violations of the common law. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit, and had filed counterclaims seeking to be reimbursed for any and all money paid to Polargrid and its affiliates in connection with the potential transaction. The suit was settled out of court and has been borne by the group entities considered beneficiaries in the settlement.

FLAG Telecom Arbitration

In the matter of the ICC arbitration proceedings brought by Reliance Globalcom Limited, formerly known as ‘FLAG Telecom Group Limited’ (hereinafter referred to as “Reliance” or “FLAG” for easy reference), against Tata Communications Limited, the Tribunal (defined below) has, on August 27, 2008, handed down a Final Award dealing with the issue of damages. The Tribunal has directed the Company to pay Reliance a sum of US$19.29 million (plus interest of 4.67% compounded annually from May 17, 2006) as damages, against the US$384.7 million (plus interest) sum claimed by Reliance. The Company has paid the above damages along with interest on September 9, 2008.

This is the Tribunal’s Final Award in the ICC arbitration proceedings regarding the FLAG Europe Asia (FEA) cable system, described further below, which have been ongoing since 2004. The Company had filed challenges against the previous Partial Awards of the Tribunal in the Netherlands courts, and the challenge against the First Partial Award was rejected by the District Court in March 2008. The Company’s appeal against this decision is pending in the Dutch appeal courts.

Background

In May 2006, the Arbitration Tribunal of the International Chamber of Commerce (ICC) International Court of Arbitration (“Tribunal”) issued a First Partial Award on the interpretation of certain provisions of the Construction and Maintenance Agreement (“C&MA”) governing the FEA cable system to which FLAG and the Company, and various other parties, are signatories. By a majority, the Tribunal ordered the Company to grant FLAG access to the Mumbai cable landing station of the FEA cable system for the purposes of installation, inspection, testing, training and other functions so as to equip capacity of the FEA cable system to any level. The Company complied fully with the Tribunal’s Award. In September 2006, the Company filed a Writ in the Netherlands courts to seek to set aside the First Partial Award.

In December 2006, the Tribunal issued a Second Partial Award as to the terms and conditions pursuant to the C&MA to enable the lease of assignable capacity in the FEA cable by FLAG to International Telecommunications Entities (ITEs). A Third Partial Award in July 2007 then described the charge which the Company was entitled to levy under clause 8.3 of the C&MA. Since the Second and Third Partial Awards depend upon the First Partial Award, the Company also initiated proceedings in the Netherlands courts to set aside these Awards. These challenges have been put on hold by the District Court pending the appeal decision on the First Partial Award.

In February 2007, FLAG had filed a claim seeking monetary relief of US$406 million, plus interest, arising from the previous ICC Awards. On the defence submitted by the Company in May 2007 to the above claim, FLAG revised its claim to US$384.7 million in its August 2007 filing.

The Tribunal held its final hearing in The Hague in October/November 2007 following which it issued its Final Award granting FLAG only around 5% of the damages claimed, namely US$19.29 million. The Company will consider its options regarding challenging this Final Award in the Netherlands courts

C2C

On June 30, 2005, the Company acquired from Tyco Global Networks Ltd (“Tyco”) all of the assets and liabilities relating to the TGN (as defined elsewhere in this form 20- F). As part of this acquisition, the Company assumed the performance of a number of agreements, including several agreements previously entered into between Tyco and C2C Pte Ltd (“C2C”) (hereafter the “C2C Agreements”). The C2C Agreements were entered into between Tyco and C2C in an attempt to settle an outstanding dispute between the parties in respect of Tyco’s construction of a cable system for C2C. One set of the C2C Agreements relates to C2C’s acquisition of the right to use up to 200G of capacity on TGN’s Pacific Network. Another set of the C2C Agreements relates to Tyco’s (now the Company’s) right to light and use a dark-fiber on the C2C Cable Network owned by C2C. Both C2C and the Company delivered notices of default to each other alleging default by the other party of the C2C Agreements. The Company’s management engaged in discussions with C2C in an attempt to amicably resolve any and all claims each party may have against the other under the C2C Agreements and on September 28, 2007 the Company and C2C reached a settlement agreement . Although the terms of the settlement are confidential, the parties agreed to terminate the C2C Agreements, waive any and all claims against each other in respect thereof and enter into a new set of agreements (the “New Agreements”) by which each party will provide various telecommunications services to the other. The parties are currently in the process of implementing the terms of the New Agreements.

ITXC Corp. – Non compliance of U.S. Foreign Corrupt Practices Act (“FCPA”)

In August, 2004, Teleglobe initiated investigations into potential instances of non-compliance with the FCPA by ITXC Corp. (“ITXC”), which it had recently acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”), of the matter. Teleglobe’s Audit Committee subsequently engaged an external law firm, Debevoise & Plimpton LLP (“Debevoise”) to assist with the investigation. Debevoise’s reports state that its investigation revealed that employees of ITXC did appear to have violated the FCPA and to have committed commercial bribery in connection with certain telecommunications contracts in Africa. As a result of the investigation (particularly with regard to ITXC’s agency agreement), a number of individuals initially hired by ITXC were terminated by Teleglobe. Debevoise’s reports also concluded that commercial bribery appeared to have occurred with regard to two agents retained by Teleglobe (with whom Teleglobe no longer carried on business) relating to one telecommunications carrier in Asia that is a Teleglobe customer. As a result of the investigation, Teleglobe’s Regional Sales Managing Director, Asia/Pacific and sales representative responsible for that carrier were terminated and several other employees were reprimanded. Debevoise’s final report made a number of recommendations aimed at improving Teleglobe’s compliance practices and procedures, which recommendations were implemented by Teleglobe.

In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of U.S. securities laws. Resulting from complaints filed by the SEC and DOJ in the federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, ,the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees were sentenced in July and September 2008. The Company intends to continue to fully cooperate with the SEC and the DOJ concerning these matters. Based on Debevoise’s investigation into the actions of former ITXC employees and any additional factors arising from Debevoise’s final report, the Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to the Company’s results of operations in the quarter in which it is imposed.

The subsidiaries of the Company in various geographies are routinely parties to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth, and / or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and / or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims individually or in the aggregate will not have a material adverse impact on the Company’s consolidated financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. Were an unfavourable final outcome to occur, such an outcome could have a material adverse impact on the Company’s consolidated financial position and results of operations for the period in which the effect becomes reasonably estimable.

Disputes with the Licensor

The Company has pending disputes with the licensor. Please refer to the discussions on Revenue share and License fees under Item 4.

In addition, the Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of its business. There are no such matters pending that the Company expects to be material to its business.

Dividends

Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders attending the Annual General Meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. In addition, the Board of Directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of American Depository Receipts (“ADRs”) are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York (the “Depositary”), in Rupees and except as otherwise described in the Deposit Agreement will be converted by the Depositary into US Dollars and distributed, net of the Depositary’s fees and expenses, to the holders of such ADRs.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The following table sets forth the annual dividends paid per Equity Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
	Rs.	US$(1)
2008	4.50	0.11
2007	4.50	0.10
2006	4.50	0.10
2005	6.00	0.14
2004	4.50	0.10

(1)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.

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

The Company’s ADSs represented by ADRs are listed on the New York Stock Exchange (NYSE) and on September 30, 2008, the last reported sale price was US$ 21.13 per ADS on the New York Stock Exchange. Each ADS represents two shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement.

The number of outstanding Shares of the Company as of March 31, 2008 was 285,000,000. As of March 31, 2008, there were 53,680 record holders of the Shares listed and traded on the Indian stock exchanges. As of March 31, 2008, there were approximately 8,076,223 of the Company’s ADRs (equivalent to 16,152,446 Shares).

Price History

Principal Market for the Company’s ADSs

The table below sets forth, for the periods indicated, the price history of the Shares and ADSs on the BSE, NSE and NYSE.

	BSE Price per Equity Share1 (In Indian Rs.)		NSE Price per Equity Share2 (In Indian Rs.)		NYSE Price per ADS3 (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2008	783.00	360.50	783.00	359.00	40.36	16.29
2007	515.35	300.05	515.80	300.10	23.67	13.01
2006	493.45	180.00	493.50	161.00	21.57	8.30
2005	252.60	115.00	252.00	110.05	11.10	5.46
2004	210.80	68.00	210.40	68.50	9.63	2.95

	BSE Price per Equity Share1 (In Indian Rs.)		NSE Price per Equity Share2 (In Indian Rs.)		NYSE Price per ADS3 (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2008
First Quarter	499.00	389.50	497.80	385.00	23.79	18.08
Second Quarter	507.00	360.50	506.20	359.00	24.89	16.29
Third Quarter	776.00	433.60	775.00	433.25	40.36	21.52
Fourth Quarter	783.00	420.00	783.00	420.05	39.55	21.80

2007
First Quarter	515.35	300.05	515.80	300.10	23.67	13.01
Second Quarter	431.65	337.80	431.90	337.40	18.46	14.65
Third Quarter	472.00	371.55	472.90	370.05	21.08	17.02
Fourth Quarter	514.90	342.20	514.90	336.60	23.20	15.30

Month	High	Low	High	Low	High	Low
September 2008	484.00	377.10	483.90	380.00	24.60	17.26
August 2008	473.60	391.00	473.10	390.35	22.27	17.96
July 2008	479.70	332.00	479.90	340.10	23.11	15.86
June 2008	514.45	338.00	516.95	339.90	24.80	16.47
May 2008	520.90	476.00	525.00	478.00	25.50	22.77
April 2008	585.00	461.20	556.00	442.25	28.69	22.00

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

On September 30, 2008, the closing price of the Company’s ADSs on the New York Stock Exchange was US$ 21.13.

Source: NYSE.

The shares of the Company are compulsorily traded in dematerialised form on the BSE and NSE.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not Applicable.

Memorandum and Articles of Association

Set forth below is information relating to the share capital of the Company, including certain provisions of its Articles of Association and the Indian Companies Act. The Company is registered under the Indian Companies Act with the Registrar of Companies, Mumbai, India, with Company Identity Number (CIN) L64200MH1986PLC039266. The following description of the Company’s Memorandum and Articles of Association does not purport to be complete and is qualified in its entirety by the Company’s Memorandum and Articles of Association that were filed on September 29, 2004 with the SEC as exhibits to the Company’s annual report for fiscal 2004.

The Memorandum and Articles of Association of the Company were drafted and adopted by the Company in 1986 , and were designed to provide necessary authority to The President of India (the then majority shareholder) in terms of appointment of directors, powers of the Board of Directors and other operational aspects, subject to applicable statutory provisions. This was because the Company was formed as a wholly owned government company. Thereafter, the Memorandum and Articles of Association were amended several times to suit the changing business activities and structure of the Company as it evolved from a wholly owned government company as a result of disinvestments by the Government of India from time to time. Between 1986 and 2002, while the shareholding of the Government of India was reduced, the Company continued to be a government company, and accordingly the restrictive provisions appropriate to a government company were implemented in its Memorandum and Articles of Association.

Since the Objects Clause contained in the Memorandum and the Articles of Association was framed in year 1986 and largely based on the activities of the erstwhile Overseas Communications Service at the time of its conversion into a company, if needed to be suitably amended. The shareholders, by way of postal ballot approved the amendment to the Memorandum of Association of the Company and by way of a special resolution at their meetings held on August 20, 2002 and April 2, 2004, approved the amendments to the Articles of Association of the Company. See “Item 6. Directors, Senior Management and Employees—Directors and Officers of the Company.”

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

•

Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services including, Telephone, Telex, Message Relay, Data transmission, Facsimile, Television, Telematics, Value Added Network Services, New Business Services, Audio and Video Services, Maritime and Aeronautical Communication Services and other international telecommunications services as are in use elsewhere or to be developed in the future.

•	Planning, establishing, developing, providing, operating and maintaining telecommunications systems and networks within India as are found necessary for international telecommunications.

•	Providing and maintaining international leased telecommunication services.

•

Designing, developing, installing, maintaining and operating long distance domestic and international basic and value added telecommunications, global mobile telecommunications, electronic mail services, globally managed data networks, data telecom networks, video conferencing, international gateway networks and satellite networks inside and outside India.

•	Raising necessary financial resources for its development needs for telecommunication services or facilities.

General

The Company’s authorized share capital is Rs.3,000,000,000, divided into 300,000,000 shares (each a “Share”) with a face value of Rs.10 each. At the date hereof, 285,000,000 Shares were issued and fully paid. SEBI has allowed Indian companies to split the par value of their Shares into denominations lower than Rs.10 per share.

The Shares are in registered form. The Shares are the only class of share capital of the Company currently in existence. There are no convertible debentures or warrants of the Company currently in existence.

Directors

Pursuant to the Shareholders’ Agreement, the Board of Directors shall consist of up to twelve directors. As long as the Government of India holds at least 10 percent of the voting Equity Share capital of the Company, the composition of the Board of Directors shall be as follows: (1) four directors shall be permanent and non-retiring directors, of which the Government of India and Panatone Finvest Limited are entitled to nominate two each; (2) four of the directors shall be retiring and independent directors, of which the Government of India and Panatone Finvest Limited are entitled to recommend two each; (3) four of the directors shall be retiring and non-independent directors, of which the Government of India and Panatone Finvest Limited are entitled to nominate two each, unless Panatone Finvest Limited owns (a) more than 25 percent but less than 30 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate three of the four directors and the Government of India will be entitled to nominate one of the four directors, or (b) more than 30 percent of the Shares, in which case Panatone Finvest Limited will be entitled to nominate all four directors. In addition, Panatone Finvest Limited has the right to designate one of the directors nominated by it as the managing director of the Company, so long as it owns at least 25 percent of the Shares.

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

Compensation. Fulltime directors are entitled to receive compensation for their services to the Company. External directors are entitled to receive remuneration by way of a fee for attending each meeting of the Board of Directors or a committee thereof, which may be determined by the Board of Directors from time to time but which must be within the maximum limit prescribed under the Indian Companies Act. Subject to any provisions of the Indian Companies Act, directors may be entitled to additional remuneration, if called upon to perform any extraordinary service in behalf of the Company. Non-executive directors are also eligible to receive compensation by way of commission, provided such commission is recommended by the Board of Directors and pre-approved by the shareholders. In addition, directors may be reimbursed for reasonable traveling and other related expenses in connection with attending any meetings of the Board of Directors or a committee thereof. Under the Indian Companies Act, an interested director shall not participate in any discussions on such matters and his presence shall not be counted for the purpose of forming a quorum for such matters. In the absence of a quorum, such matters shall be decided by the shareholders at a general meeting.

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

Voting Rights Attached to a Class of Shares. There are no voting rights to decide on the eligibility of a retiring director to offer himself for re-election at staggered intervals. There is no concept of cumulative voting. The Indian Companies Act provides for two thirds of the total strength on the Board of Directors to be appointed as directors to retire by rotation. Out of these retiring directors, one third shall retire every year at the Annual General Meeting. Such retiring directors are eligible to offer themselves for re-election.

Rights to Shares in the Company’s Profits. There are no provisions entitling a shareholder or directors to share in the Company’s profits. The shareholders are entitled to dividends (cash and/or stock) if recommended by the Board of Directors and approved by the shareholders.

Sinking Fund and Other Provisions. Subject to the Indian Companies Act, the Board of Directors may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies, or for equalising dividends, or for special dividends, or for repairing, improving and maintaining any of the property of the Company, or for amortisation of capital or for such other purposes as the Board of Directors shall, in its absolute discretion, think conducive to the interest of the Company, and further, the Board of Directors may invest the several sums so set aside (other than shares of the Company) as it may think fit from time to time to, for the benefit of the Company and may divide the reserve funds into such special funds, as they think fit and employ the reserve funds or any part thereof in the business of the Company, without being bound to keep the same separate from the other assets of the Company.

Changing Rights of Shareholders. New Shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Board of Directors of the Company shall determine. Section 86 of the Indian Companies Act provides for the issue of new shares with differential rights and privileges with respect to voting, dividends or otherwise as the shareholders may decide at a general meeting. Therefore the Memorandum of Association of the Company would need to be amended accordingly to change the composition of the share capital after which such a class of Shares could be issued. The Articles of Association provide for variation of the rights attached to each class of Shares with the consent of three-fourths majority of the shares present and voting at a general meeting of that class as provided in the Indian Companies Act (Section 106).

Preventing Change of Control. The Articles of Association gives a right to the Board of Directors, subject to the provisions of the Indian Companies Act provisions, to refuse a transfer of shares and give a notice of refusal of such transfer within two months of the date of receipt of a request for transfer. However, in the current scenario where the Shares are in dematerialized form, any change in ownership of the shares may not require the approval of the Board of Directors.

There are no provisions in the Memorandum or Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of Shares. However, such provisions are discussed later under “Takeover Code”.

Dividends

The Company’s shareholders may, at an Annual General Meeting declare a dividend upon the recommendation of the Board of Directors. The amount of the dividend, declared may not exceed the amount recommended by the Board of Directors although a lesser amount may be declared. Dividends are distributed and paid within 30 days of approval by the shareholders. The Board of Directors is also authorized under the Articles of Association to declare and pay interim dividends to shareholders. In India, dividends are generally declared as a percentage of the par value of the Company’s Shares. It is customary in India to pay to the holders of shares issued in any fiscal year a pro rata portion of the annual dividend from the date of issuance to the end of the fiscal year, unless otherwise stated.

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

Dividends may be paid only out of profits of the Company for the relevant year after transfer to the reserves of the Company of a percentage of its profits for that year of not less than 2.5 percent if the dividend is in excess of 10 percent of the par value of its Shares. The Indian Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits, subject to certain limitations.

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

Any shareholder of the Company may appoint a proxy. The instrument appointing a proxy must be lodged with the Company at least 48 hours before the time of the meeting. A proxy is entitled to attend the meeting only in the absence of the shareholder and the proxy is not entitled to vote on a poll. In addition, a proxy is not entitled to participate in the discussions at the general meetings. A corporate shareholder may appoint an authorized representative who may attend and participate in general meetings and vote in all respects as if a shareholder, both on a show of hands and upon a poll.

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

Meeting of Shareholders

The Company is required to convene an Annual General Meeting of its shareholders in every calendar year, or within 15 months of the previous Annual General Meeting. The Annual Accounts of the Company are required to be placed before the Annual General Meeting within six months of the end of the fiscal year. The Company may convene an Extraordinary General Meeting of shareholders when necessary, or at the request of a shareholder or shareholders holding not less than ten percent of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board of Directors. Written notice setting out the agenda of the a General Meeting must be given to the shareholders whose names are on the register at the record date at least 21 days (excluding the day of service) prior to the date of the General Meeting. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

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

In addition, the Articles of Association provides that the Board of Directors may, whenever they think fit and shall, on the request of the holders of not less than one-tenth of the paid up-capital of the Company upon which all calls or other sums then due have been paid as at the date, and that carry the right of voting in regard to that matter, forthwith proceed to convene an extraordinary meeting of the Company, and in the case of such a request, the following provisions shall have effect:

1)	The request must state the objects of the meeting and must be signed by the petitioners and deposited at the office and may consist of several documents, in like-form each signed by one or more petitioners.

2)	If the Board of Directors of the Company does not proceed within twenty-one days from the date of the request being so deposited to cause a meeting to be called on a day not later than 45 days from the date of deposit of the request, the petitioners or a majority of them in value may themselves convene the meeting, but any meeting so convened shall be held within three months from the date of the deposits of the request.

3)	Any meeting convened under the Articles of Association shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board of Directors.

If, after a request has been received, it is not possible for a sufficient number of directors to meet in time as to form a quorum, any director may convene an extraordinary general meeting as similar manner as possible as that in which meetings may be convened by the Board of Directors.

Register of Shareholders; Record Dates; Transfer of Shares

The Company’s share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, the Company may close the register of shareholders. The Indian Companies Act and the Company’s listing agreement with the BSE (and the other Indian stock exchanges) permit the Company, pursuant to a resolution of the Board of Directors and upon at least 30 days’ advance notice to the BSE (and such other Indian stock exchanges), to set the record date and upon 7 days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board (a statutory body which administers various laws affecting companies in India) may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

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

Under the Indian Companies Act, the Company must file with the Indian Registrar of Companies the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of an Annual General Meeting, and an annual return within 60 days of the conclusion of the same.

Rights of the Government of India under the Shareholders’ Agreement to be Exercised Through its Nominee Directors on the Board of Directors

Approval of Matters

The Shareholders Agreement substantially provided that the following provisions apply for approval of matters:

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

(c) Notwithstanding any other provision of the Shareholders’ Agreement or the Indian Companies Act, no obligation of the Company or any of its subsidiaries shall be entered into, no decision shall be made and no action shall be taken by or with respect to the Company or any of its subsidiaries in relation to the following matters unless such obligation, decision or action, as the case may be, is approved , at any meeting of the Company’s shareholders, duly called for the purpose of considering such obligation, decision or action, by an affirmative vote of the one authorized representative of both the Government of India and Panatone Finvest Limited, and at the meeting of the Board of Directors, by an affirmative vote of at least one nominee director of each of the Government of India and Panatone Finvest Limited:

(i) Any change in the Memorandum of Association and Articles of Association;

(ii) The granting of any security or the creation of any encumbrance on the assets of the Company or the incurrence of any indebtedness or the guaranteeing of the debts of any person which in the aggregate at any time exceeds the net worth of the Company;

(iii) The taking of any steps to wind-up or terminate the corporate existence of the Company or any of its affiliates or entering into any arrangement with the creditors of the Company in relation to all or a substantial part of the assets of the Company;

(iv) Any one or a series of transactions which causes a sale, lease, exchange or disposition of land and buildings of the Company or its subsidiaries which are acquired by the Company at any time prior to the Closing (as defined in the Shareholders’ Agreement);

(v) Subject to (xv) hereunder, any sale, lease, exchange or disposition of any property, assets or equipments (other than land and buildings) of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing;

(vi) The making, directly or indirectly, of loans or advances in excess of Rs.500 million to any person other than in the ordinary course of business of the Company;

(vii) The entering into of an amalgamation, merger or consolidation with any other company or corporate body;

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

(x) Establishment of any subsidiary or associated company by the Company;

(xi) Transfer of any rights or interests in affiliates of the Company including, without limitation, transfer of relevant interests in securities of such affiliates held by the Company;

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

(xiv) Change directly or indirectly in the use of land and buildings of the Company other than for the purposes of the main objects of the Company as defined in the Memorandum of Association;

(xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipment or equipment not in use of the Company or its subsidiaries having an aggregate value exceeding 25 percent of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement; or

(xvi) Any commitment or agreement to do any of the foregoing.

(d) Notwithstanding anything to the contrary contained in the Shareholders’ Agreement, in the event any of the aforesaid items of business mentioned in (b) above is not approved by the Board of Directors or shareholders at a meeting or otherwise, then such non-approved items shall not be implemented by the Company. Panatone Finvest Limited and the Government of India shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board of Directors or the shareholders shall not be considered as a subject matter of dispute, difference, disagreement or the like between the Government of India and Panatone Finvest Limited and the non-approval of such item of business will not be referred to arbitration under the Shareholders’ Agreement.

Acquisition by the Company of its Own Shares

Under the Indian Companies Act, approval of at least 75 percent of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own Shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

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

ADR holders will not be eligible to participate in a buyback in the case of tender offers, odd lots and open market purchases unless they surrender their ADSs and receive delivery of the underlying Shares. ADR holders should note that Shares withdrawn from the depositary facility may not be redeposited into such depositary facility.

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

Liquidation Rights

Subject to the rights of creditors, employees and of the holders of any other shares entitled by their terms to preferential repayment over the Shares, if any, in the event of a winding up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid up or credited as paid up on such Shares. All surplus assets after payments due to the holders of any preference shares belong to the holders of the Shares in proportion to the amount paid up or credited as paid up on such Shares, respectively, at the commencement of the winding up.

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

•

A person who holds more than 15 percent of the shares or voting rights in any company is required to make, within 21 days from the financial year ended March 31, annual disclosure of its holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed within 30 days from the financial year ended March 31, as well as the record date of the company for the purposes of declaration of a dividend).

•

Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner within 21 days from the financial year ended March 31, as well as the record date of the company for the purposes of declaration of a dividend.

With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarized below:

•

An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by if or by persons acting in concert with it) would entitle such acquirer to exercise 15 percent or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

•

An acquirer who, together with persons acting in concert with it, holds between 15 percent and 55 percent of the shares or voting rights of a company cannot acquire additional shares or voting rights that would entitle it to exercise more than 5 percent of the voting rights in any financial year ended on 31 March unless such acquirer makes a public announcement offering to acquire an additional 20 percent of the shares of the company.

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

The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in erosion of more than 50 percent (but less than 100 percent) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years and engaged in an industry listed in Schedule 1 of the Industries (Development & Regulation) Act, 1951 which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

The Takeover Code does not apply to:

(a)	allotment of shares in pursuant to an application made for a public issue;

(b)	allotment of shares pursuant to an application made by a shareholder for a rights issue;

(c)	allotment of shares to the underwriters pursuant to any underwriting agreement;

(d)	interest transfer of shares amongst:-

(i)	a group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969) where the persons constituting such group have been disclosed to be a group in the last published Annual Report of the target company;

(ii)	relatives within the meaning of Section 6 of the Indian Companies Act, 1956 (1 of 1956);

(iii)	(a) Indian promoters and foreign collaborators who are shareholders;

(b) Promoters;

provided that the transferor(s) as well as the transferee(s) have been holding shares in the target company for a period of at least three years prior to the proposed acquisition;

(e)	acquisition of shares in the ordinary course of business by,

(i)	a registered stock broker of a stock exchange on behalf of clients;

(ii)	a registered market maker of a stock exchange in respect of shares for which he is the market maker, during the course of market making;

(iii)	by Public Financial Institutions for their own account;

(iv)	by banks and public financial institutions as pledgees;

(v)	the International Finance Corporation, Asian Development Bank, International Bank for Reconstruction and Development, Commonwealth Development Corporation and such other international financial institutions;

(vi)	a merchant banker or a promoter of the target company pursuant to a scheme of safety net under the provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 in excess of the limit specified in sub-regulation (1) of Regulation 11;

(f)	acquisition of shares by a person in exchange of shares received under a public offer made under the Takeover Code;

(g)	acquisition of shares by way of transmission on succession or inheritance;

(h)	acquisition of shares by government companies within the meaning of Section 617 of the Indian Companies Act, 1956 (1 of 1956) and statutory corporations;

(i)	transfer of shares from state level financial institutions, including their subsidiaries, to co-promoter(s) of the company or their successors or assignee(s) or an acquirer who has substituted itself as an erstwhile promoter pursuant to an agreement between such financial institution and such co-promoter(s);

(i)	transfer of shares from venture capital funds or foreign venture capital investors registered with the Board to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital fund or foreign venture capital investors with such promoters or venture capital undertaking;

(j)	shares acquired pursuant to a scheme –

(i)	framed under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985;

(ii)	of arrangement or reconstruction including amalgamation or merger or demerger under any law or regulation, Indian or foreign;

(k)	acquisition of shares in companies whose shares are not listed on any stock exchange.

In addition, the Takeover Code does not apply to shares represented by ADSs so long as such shares remain in the ADR depositary facility.

The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s Shares results in the acquirer and its associates holding 5 percent or more of the company’s outstanding Shares, the acquirer must report its holding to the company and the relevant stock exchange(s) where the company’s shares are listed. When any person acquires or agrees to acquire Shares exceeding 15 percent of the voting rights in any company or if any person who holds Shares which in aggregate carries less than 15 percent of the voting rights of the company and seeks to acquire Shares exceeding 15 percent of the voting rights, such person shall, in accordance with Clause 40B, not acquire any Shares exceeding 15 percent of the voting rights of the company without making an offer on a uniform basis to all the remaining shareholders to acquire Shares that have an additional 20 percent of the voting rights of the total outstanding shares at a prescribed price.

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

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (‘FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) under FEMA 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non Resident Indians (“NRIs”), to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or affiliation in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, (ii) NRIs are permitted to transfer shares or convertible debentures of an Indian company to other NRIs, and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India.

With effect from November 29, 2001, Overseas Corporate Bodies (“OCBs”) are not permitted to invest under the Portfolio Investment Scheme in India. Further, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares / convertible debentures until such time these are sold on the stock exchange.

In all other cases, prior approval of the RBI is necessary. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor should obtain the approval of the Central Government and thereafter make an application to, the RBI for permission. In such cases the RBI may permit the transfer subject to certain terms and conditions including the price at which the sale may be made.

Restrictions on Sale of the Shares Underlying the Company’s American Depositary Receipts and for Repatriation of Sale Proceeds

American Depositary Receipts (“ADR(s)”)issued by Indian companies to non-residents have free transferability outside India. Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding Shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew Shares would not be permitted to redeposit those Shares to obtain ADSs, nor would an investor who purchased Shares on the Indian market have been permitted to deposit them in the ADS program. The Government of India has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Government. Such restrictions on foreign ownership of the underlying Shares may cause the Company’s Shares to trade at a discount or premium to its ADSs.

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

Holders who seek to sell in India any Shares received upon surrender of any ADS, and to convert the Rupee proceeds of such sale into foreign currency and remit such foreign currency outside of India, will require the approval of the Reserve Bank of India for each such transaction. Although such approvals are generally forthcoming, there can be no assurance that any such approval can be obtained in a timely manner or at all.

In order to bring the ADR/GDR guidelines in alignment with SEBI’s guidelines on domestic capital issues, the Government of India has issued the following additional guidelines on ADRs/GDRs under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme.

An Indian company which is not eligible to raise funds from the Indian Capital Market, including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (“SEBI”), will not be eligible to issue (i) Foreign Currency Convertible Bonds (FCCBs) and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

Erstwhile Overseas Corporate Bodies (“OCBs”) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

The pricing of ADR/GDR/FCCB issues should be made at a price not less than the higher of the following two averages: (i) the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date and; (ii) the average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date. The “relevant date” means the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81 (IA) of the Indian Companies Act, 1956, to consider the proposed issue.

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Regulation”), as modified from time to time, promulgated by the Government. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

Foreign Direct Investment (“FDI”)

FDI in India is allowed automatically and without prior approval in almost all sectors except:

1. Proposals that require an industrial license and cases where foreign investment is more than 24% in the equity capital of units manufacturing items reserved for the small scale industries.

2. Proposals in which the foreign collaborator has a previous venture in India.

3. Transfers of shares from resident to non-residents and vice versa are subject to FDI limits.

4. Proposals falling outside notified sectoral policy/ caps or under sectors in which FDI is not permitted and/ or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not avail itself of the automatic route.

The FIPB is the competent body to consider and recommend FDI which does not fall within the automatic route. The FIPB is under the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, approval from FIPB is required for any direct foreign investment that exceeds 51 percent of the total issued share capital of the Company.

In May 1994, the Government announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies, would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds there-from are to be used for investment in non-high priority industries.

The FDI ceiling in the telecom sector varies from 49 percent to 74 percent depending on the nature of the service being provided. The total composite foreign holding, including but not limited to investment by FIIs, NRI/OCB, FCCB, ADRs, GDRs, convertible preference shares and proportionate foreign investment in Indian promoters/investment companies including their holding companies, should not exceed the allowable percentage.

FDI up to 100% is permitted in respect of the following telecom services: -

(i)	Infrastructure Providers providing dark fiber (IP Category I);

(ii)	Electronic Mail; and

(iii)	Voice Mail.

The FDI limit in the Telecom Sector was increased from 49% to 74% for certain telecom services on November 3, 2005 by Press Note No 5 of 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, Government of India. The above notification of November 3, 2005 was superceded by Press Note No. 3 of 2007 dated 19 April 2007 by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, Government of India. The FDI limit in the Telecom Sector was increased subject to certain conditions, a summary of which is as follows:

•	Direct and indirect foreign investments in telecom companies not to exceed 74%.

•	The Indian shareholding shall not be less than 26% of the telecom companies.

•	Status of foreign holding to be declared to the Government on a half yearly basis.

•

Majority of Directors of telecom companies the Chief Officer In charge of technical network operations, the Chief Security Officer and the officers/officials dealing with the lawful interception of messages shall be resident Indian citizens. The Chairman, Managing Director, Chief Executive Officer (“CEO”) and/or Chief Financial Officer (“CFO”), if foreign nationals, would be required to be security vetted by the Ministry of Home Affairs (“MHA”). Security vetting shall be required annually.

•	The telecom company not to transfer any accounting information, user information or, details of network and infrastructure to any person or place outside India.

•	The telecom company must provide traceable identities of their subscribers.

•	No traffic originating and terminating in India to be routed outside India.

•	The Remote Access (RA) to Network would be provided only to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data to be maintained and monitoring to be done only on authorization by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the Government from a centralized location.

The above mentioned conditions have also been made applicable to those telecom companies which have an FDI cap of 49%.

The above terms and conditions were included in the ILD/NLD license held by the Company by amendments issued by the Department of Telecommunications on July 5, 2007.

The Company has applied to the Department of Telecommunication seeking permission for Remote Access of its network equipments. The Company has also submitted its Unconditional Compliance to the amended terms and conditions of license as per the requirement.

Investment by Non-Resident Indians, Persons of Indian Origin and Overseas Corporate Bodies

A variety of special facilities investing in shares of Indian companies in India are available to individuals of Indian nationality or origin residing outside India and persons of Indian origin.

These facilities permit non-resident Indians and persons of Indian origin to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

The Overseas Corporate Bodies (“OCBs”) at least 60 percent owned by non-resident Indians or persons of Indian origin have been since September 16, 2003 derecognized as a class of investors in India. However, requests from such entities which are incorporated and not under the adverse notice of RBI/SEBI will be considered for undertaking fresh investments under the FDI scheme with prior approval of the Government if the investment is under the Government route and with the prior approval of RBI if the investment is under the automatic route.

Investment by Foreign Institutional Investors

In September 1992, the Government issued guidelines which enable Foreign Institutional Investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, Foreign Institutional Investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Foreign Institutional Investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When they receive the initial registration, Foreign Institutional Investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Together, the initial registration and the Reserve Bank of India’s general permission enable registered Foreign Institutional Investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

Ownership Restrictions

SEBI and the Reserve Bank of India regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 40 percent of the Company’s Shares, excluding the Shares underlying the ADSs, and Non-Resident Indians in aggregate may hold no more than 10 percent of the Company’s Shares, excluding the Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single Foreign Institutional Investor may hold more than 10 percent of the Company’s total Shares and no single non-resident Indian may hold more than 5 percent of the Company’s total Shares.

Foreign Institutional Investors may only purchase securities of public Indian companies (other than ADSs) through a procedure known as a “preferential allotment of shares,” which is subject to certain restrictions. These restrictions will not apply to Shares issued as stock dividends or in connection with rights offerings applicable to the Shares underlying ADSs. There is uncertainty under Indian law about the tax regime applicable to Foreign Institutional Investors which hold and trade ADSs. Foreign Institutional Investors are urged to consult with their Indian legal and tax advisers about the relationship between the Foreign Institutional Investors guidelines and the ADSs and any Shares withdrawn upon surrender of ADSs.

More detailed provisions relating to Foreign Institutional Investors (“FIIs”) investments have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of Foreign Institutional Investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70 percent of the aggregate of all investments of the Foreign Institutional Investors in India.

SEBI registered FIIs have been permitted to purchase shares / convertible debentures of an Indian Company through offer/private placement. This is subject to investment ceilings prescribed under the Foreign Exchange Management Act. Indian companies are permitted to issue such shares provided that:

(i) in the case of a public offer, the price of shares to be issued is not less than the price at which shares are issued to residents and (ii) in the case of an issue by private placement, the price is not less than the price arrived at in terms of SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable. Purchases can also be made of PCDs/ FCDs/ Right Renunciations/Warrants/Units of Domestic Mutual Fund Schemes.

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

Taxation

Indian Taxation

General.

The following summarizes the material Indian tax consequences for investors in ADSs and Shares received upon redemption of ADSs who are non-residents as defined in the Indian Income Tax Act, 1961 (Indian Tax Act) whether of Indian origin or not, who acquire ADSs or Shares (upon redemption) and who hold such ADSs or Shares (upon redemption) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. This is primarily based on the provisions of the Indian Tax Act, including the special tax regime contained in Section 115AC (the “Section 115AC Regime”), read with the Finance Act for the relevant year, Finance (No.2 Act), 2004 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (Scheme) which are subject to amendment from time to time. A non-resident investor has an option to be governed by the provisions of the Act or the provisions of a tax treaty that India has entered into with another country of which the non-resident investor is a tax resident, whichever is more beneficial.

The summary set forth below is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and Shares by non-resident holders. Personal tax consequences of an investment may vary for investors in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

Residence

For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more if within the four preceding years he/she has been in India for a period or periods amounting to 365 days or more; or

•

182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or

•

182 days or more, in the case of a citizen of India who leaves India for the purpose of employment outside India in any previous year and has within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is resident in India if it is registered in India or the control and management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not resident of India would be treated as non-residents for purposes of the Indian Tax Act.

Taxation of Distributions

Dividends paid to shareholders (whether or not resident in India) will not be subject to tax in the hands of the shareholders. However a company paying the dividend is subject to a dividend distribution tax of 16.995% (including Surcharge and Education Cess) on the total amount it pays to its shareholders as dividend, in addition to the normal corporate tax on its income.

Taxation of Rights

Any distribution of additional ADSs, Shares or rights to subscribe for Shares made to non-residents with respect to ADSs or Shares will not be subject to Indian tax.

Taxation on Surrender of ADSs

The acquisition by a non-resident holder of Shares upon surrender of ADSs does not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”

Taxation of Capital Gains

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax. It is unclear whether capital gains derived from the sale of rights by a non-resident investor to another non-resident investor will be subject to capital gains tax. If the rights are deemed to be situated within India, the gain realised on the sale of rights will be subject to Indian taxation.

A gain ordinarily arising on the sale of an equity share, whether to a resident or a non-resident or whether inside India or outside India, will give rise to a liability for Indian capital gains tax. However, any gain arising on the sale of an equity share of a company held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary) which is a long term capital gain, will be exempt from tax if the sale is registered on a recognized Stock Exchange and such transaction of sale is chargeable to STT. In other cases of long term capital gains, the rate of tax will be as applicable as given in the table below.

Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor and will be as applicable for Short Term (“ST”) as given in the table below. However, in such a case , there is also a concessional rate of tax available, if the sale is entered in a recognized Stock Exchange and such transaction of sale is chargeable to Securities Transaction Tax (“STT”) as described below under “Securities Transaction Tax”.

The table below gives the capital gains tax rate including surcharge and education cess as applicable to Corporate and Non-corporate under the different scenarios.

INVESTOR	INCOME	CAPITAL GAINS
		Subject to STT		Not Subject to STT
		Long Term	Short Term	Long Term	Short Term
		%	%	%	%
FOREIGN COMPANY	Exceeds Rs. 10,000,000	NIL	15.8363	10.5575	42.23
	Equals or does not exceed Rs. 10,000,000	NIL	15.45	10.30	41.20
NON-CORPORATE	Exceeds Rs. 1,000,000	NIL	16.9950	11.33	33.99
	Equals or does not exceed Rs. 1,000,000	NIL	15.45	10.30	30.90

During the period the underlying Shares are held by non-resident investors on a transfer from the depositary upon redemption of ADSs, the provisions of the Double Taxation Treaty entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the underlying Shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the Scheme provides that the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption and not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

Recently, the Finance Act, 2008 has inserted section 49(2A) to provide that the cost of acquisition of an equity share received upon redemption of an ADS shall be deemed to be that part of cost of the ADS in relation to which the equity share is acquired. With the insertion of section 49(2A), presently there is no clarity on what should be the cost of the acquisition of Shares which is to be considered in computing the capital gains on the sale of such shares.

Exemption of Capital Gains

As explained above, any gain arising on the sale of an equity share of a company held for more than 12 months will be exempt from tax if the sale is entered into in a recognized Stock Exchange and such transaction of sale is chargeable to STT.

Tax Deduction at Source

There is no withholding tax on long term capital gains where such gains are exempt under the Act. Tax on other long term and short term capital gains is to be deducted at the source by the payer, in accordance with the relevant provisions of the Indian Tax laws.

Capital Losses

Long term capital loss on the sale of Shares being chargeable to STT will not be allowed to be set off or carried forward for set off against any capital gains.

For other cases, in general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains. A long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India.

Securities Transaction Tax

As per Chapter VII of the Finance (No. 2 Act), 2004 (as amended), STT shall be payable as under:

Sr. No.	Taxable Securities Transaction	Rate	Payable by
1.

Purchase of an equity share in a company, where -

(a)    the transaction of such purchase is entered into in a recognized stock exchange; and

(b)    the contract for purchase of such share is settled by the actual delivery or transfer of such share

		0.125 percent	Purchaser

2.	Sale of an equity share in a company, where - (a) the transaction of such sale is entered into in a recognized stock exchange; and	0.125 percent	Seller

(b) the contract for sale of such share is settled by the actual delivery or transfer of such share

3.

Sale of an equity share in a company, where -

(a)    the transaction of such sale is entered into in a recognized stock exchange; and

(b)    the contract for sale of such share is settled otherwise than by the actual delivery or transfer of such share

		0.025 percent	Seller

The recognized Stock Exchange is responsible for collecting the STT and paying it into the Government Treasury.

Stamp Duty and Transfer Tax

Upon issuance of the Shares, the Company is required to pay a stamp duty of 0.1 percent per share of the issue price of the underlying Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.25 percent of the market value of the ADSs or Shares exchanged. A sale of Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.25 percent of the market value of the Shares on the trade date or the consideration amount whichever is higher, although customarily such tax is borne by the transferee. However, in the case of Shares held with the Depositary in electronic mode, there will not be any incidence of stamp duty.

Wealth Tax

ADSs held by non-resident holders and the underlying Shares held by the Depositary and the transfer of ADSs between non-resident holders and the Depositary will be exempt from Indian wealth tax.

Estate Duty

Under current Indian law, there is no estate duty applicable to a non-resident holder of ADSs or Shares.

Service Tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%. The stock broker is responsible for collecting the service tax and paying it into the Government Treasury.

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid U.S. federal income tax, persons owning 10 percent or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

As used herein, the term “US Holder” means a beneficial holder of a Share or ADS that is, for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and is under the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds our Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.

Ownership of ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying Shares that are represented by such ADSs. Deposits or withdrawal of Shares by US Holders for ADSs will not be subject to United States federal income tax. However, the United States Treasury has expressed concerns that parties to whom depositary Shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

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

The amount of any dividend paid in Indian Rupees will equal the US dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Shares, or by the Depositary, in the case of ADSs, regardless of whether the Indian Rupees are converted into US Dollars. It is expected that the Depository will, in the ordinary course, convert the Indian Rupees received by it as distributions in the Depositary into U S Dollars. If the Indian Rupees received as a dividend are not converted into U. S. dollars on the date of receipt, a US Holder will have a basis in the Indian Rupees equal to their U. S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is United States source.

Dividends paid on the Shares or ADSs will be treated as income from sources outside the United States and will generally constitute “passive income”. Subject to certain limitations, a US Holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such US Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US Holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules regarding the availability of foreign tax credits are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. US Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

For cash-basis US Holders who receive foreign currency in connection with a sale or other taxable disposition of rights, Shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such rights, Shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual-basis US Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of rights, Shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis US Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of rights, Shares or ADSs.

Estate Taxation

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal year 2007. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of Shares;

•

if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of the Company’s income; or

•

if the Shares are “marketable” and a mark-to-market election is made, mark-to-market the Shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

Additionally, documents referred to in this Form 20-F may be inspected at our registered office which is located at VSB, Mahatma Gandhi Road, Mumbai 400001, India. Information about Tata Communications is also available on the web at www.tatacommunications.com but it does not constitute a part of this annual report.

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

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over the Counter (OTC) interest rate swap to reduce the interest rate risk related to these activities to the extent of US$ 110 Million out of total long term floating rate debt of US$ 500 million. All long term debts which have a fixed interest rate for at least one year as at the end March 2008 have been considered as fixed rate debt. Total outstanding long term debt as at the end of March 08 is US$ 598 million.

The sensitivity to a change in interest rates of 1% on our unhedged floating rate long term loans as on March 31, 2008 is INR 155.94 million on an annual basis.

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and US Dollars (for international subsidiaries of Tata Communications ) amount of foreign currency settlements received by the Company from and paid by the Company to foreign telecommunication administrations, other customers, the revenues and operating costs of the Company and payments for imported equipments and technology. As of March 31 2008 the Company had a significant amount of foreign currency denominated receivables (Rs. 289.88 million or US$ 7.24 million) and payables (Rs. 2,293.54 million or US$ 57.31 million), which expose the Company to foreign exchange risks. A 1% strengthening or weakening of the Rupee against the foreign currencies would have had an aggregate beneficial or adverse impact of INR 20.03 million on the financial statements for the fiscal year ended March 31, 2008.

We also have foreign currency debt exposure on our books of US$ 28.63 million. This includes long term borrowing of US$ 9.65 million and US$ 18.98 million of short term borrowings. The 1% strengthening or weakening of the rupee against the short-term foreign currency borrowing would have had an aggregate adverse or beneficial impact of Rs. 7.59 million on our income statement for the fiscal year ended March 31, 2008.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company’s internal controls over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.

Due to inherent limitations, including the possibility of human errors, the circumventing or overriding of controls, or fraud, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2008.

Our Independent registered public accounting firm, Deloitte Haskins & Sells has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2008.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Amal Ganguli, one of the Company’s independent directors, joined the Board of the Company on July 17, 2006 and was nominated as a member and elected Chairman of the Audit Committee on October 19, 2006. The Company’s Board has determined Mr. Amal Ganguli as an audit committee financial expert. Mr. Ganguli’s relevant experience is described under “Item 6—Directors and Senior Management” above.

ITEM 16 B.	CODE OF ETHICS

The Company has adopted the Tata Code of Conduct that is applicable to all Tata companies. This code of conduct is applicable to all employees of the Company including the executive directors, the Chief Executive Officer, the Chief Financial Officer and all other key executive officers of the Company.

The Company undertakes to provide a copy of the code of ethics to any person without charge on request by writing to it at Tata Communications Limited, Office of Company Secretary and Chief Legal Officer, VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001, India.

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods:

	Fiscal Year ended		Description of Service
Type of Service	March 31, 2007	March 31, 2008
a) Audit Fees	Rs.62,134,608	Rs. 155,884,343	Audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	Rs. 56,142,566	Rs. 29,328,344	Services related to performance of quarterly review of financial statements

c) Tax Fees	Rs 16,526,339	Rs. 26,044,448	Tax audit fees and tax consulting services.

d) All Other Fees	Rs. 9,063,518	Rs. 52,130,646	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2007 and 2008, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company. Any fees paid in currency other than Indian Rupees have been converted as per the average exchange rate for the year.

Audit Committee Pre-Approval Policy and Procedures

Policy

The Audit Committee will pre-approve the following professional services provided to the Company and its subsidiaries by its external auditors:

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

The following financial statements comprised the consolidated balance sheets of the Company as of March 31, 2007 and March 31, 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2008, prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-41.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1*	Certificate of Incorporation of Tata Communications Limited, dated March 19, 1986 and as currently in effect.

1.2	Amendment No. 1 to the Certificate of Incorporation of Tata Communications Limited (reflecting name change to Tata Communications Limited).

1.3#	Articles of Association of Tata Communications Limited, dated April 02, 2004.

Exhibit Number	Description
1.4*	Memorandum of Association of Tata Communications Limited, dated April 02, 2004.

1.5	Memorandum and Articles of Association of Tata Communications Limited, dated April 3, 2008.

1.6*	Certificate for Commencement of Business, dated March 21, 1986

1.7*	Specimen Certificate for Equity Shares of Tata Communications Limited.

2.1*	Form of Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.2*****	Stock and Asset Purchase Agreement among Tycom (US) Holdings, INC., Tyco Global Network Ltd., Tyco International Group, S.A., Tata Communications, Bermuda Ltd. and the Company dated November 1, 2004.

4.3*****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.4****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.5****	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

4.6#	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Tata Communications Limited, dated September 7, 2000.

4.7	Tata Brand Equity & Business Promotion Agreement, dated December 4, 2007, between Tata Sons Limited and the Company

Exhibit Number	Description
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 14, 2008

TATA COMMUNICATIONS LIMITED,

By:	/s/ Narasimhan Srinath
Name:	Narasimhan Srinath
Title:	Managing Director and CEO

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

GLOSSARY OF TERMS AND ABBREVIATIONS

Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F (“Annual Report”) the terms mentioned below shall have the following meaning assigned to them.

Company Related Terms and Abbreviations

“ADS” means the Company’s American Depositary Shares listed on the New York Stock Exchange.

“BSNL” means Bharat Sanchar Nigam Limited;

“C&MA” means Construction and Maintenance Agreement governing cable system to which the Company is a signatory;

“C2C” means C2C Pte Limited

“CEC” means China Enterprise Communications Limited;

“CODM” means Chief Operating Decision Makers;

“Depositary” means the Bank of New York Mellon;

“DIL” means Direct Internet Limited;

“EMEA” means Europe, Middle East and Africa;

“ERM” means Enterprisewide Risk Management, which refers to an internal framework of the Company designed to optimally identify and manage Company risks;

“GMC” means the Global Management Committee, which refers to an internal committee of the Company established to formulate strategies of the Company including those pertaining to networks, expansion, entry into newer geographies and human resources;

“IMEWE” means India-Middle East-Western Europe regions;

“MTNL” means Mahanagar Telephone Nigam Limited;

“Neotel” means Neotel Pty Ltd.;

“SAFE” means South Asia Far East regions;

“SEACom” means South East Asia Telecom;

“SEA-ME-WE 3” means South East Asia-Middle East-Western Europe 3 regions;

“SEA-ME-WE 4” means South East Asia-Middle East-Western Europe 4 regions;

“Seven Star” means Seven Star Dot Com Pvt. Ltd.;

“SHA” means the Shareholder’s Agreement between Panatone Finvest Limited, the Government of India Tata Sons Limited, Tata Power Company Limited, Tata Steel Limited and Tata Industries Limited dated February 13, 2002;

“Shares” or “Equity Shares” means the equity shares of the Company of face value of Rs. 10 each;

“SAT-3” means South African Telephony-3;

“SNOSPV” means VSNL SNO SPV Pte Ltd;

“SPA” means the Share Purchase Agreement among Panatone Finvest Limited, the Government of India and the Company;

“Strategic Partner” means Panatone Finvest Limited, and refers to the strategic partner of the Government of India in relation to the disinvestment of the Company in 2002;

“TBEM” means the Tata Business Excellence Model which refers to an internal framework establishing best practices for Tata companies;

“TCBL” means Tata Communications (Bermuda) Ltd;

“TCIPL” means Tata Communications International Pte. Limited;

“TCISL” means Tata Communications Internet Services Limited;

“TCLL” means Tata Communications Lanka Limited;

“TCS” means Tata Consultancy Services;

“TCSAI” means Tata Communications Services America Inc.;

“TCTSL” means Tata Communications Transformation Services Limited;

“Teleglobe” means the Teleglobe International Holdings Limited;

“TGN” means Tyco Global Network;

“TGN-IA” means TGN-Intra Asia;

“TIC” means Tata Indicom Cable;

“TICSCS” means Tata Indicom Chennai Singapore Cable System;

“TIEBU” means Tata Indicom Enterprise Business Unit;

“TIL” means Tata Industries Limited;

“TPC” means Tata Power Company Limited;

“TTML” means Tata Teleservices (Maharashtra) Limited;

“TTSL” means Tata Teleservices Limited;

“UTL” means United Telecom Limited;

“VBL” means VSNL Broadband Limited;

“VIPL” means VSNL International Pte Limited;

“VISL” means VSNL Internet Services, Ltd.;

“VSNL” means Videsh Sanchar Nigam Limited;

Technical and Industry Related Terms and Abbreviations

“ADC” means Access Deficit Charge;

“ATM” means Asynchronous Transfer Mode Services;

“BITS” means Basic International Telecommunications Service license, issued by the Canadian Radio-television and Telecommunications Commission to the Company;

“CDMA” means Code Division Multiple Access;

“CDN” means Content Distribution Network;

“ESMR” means Enhanced Specialized Mobile Radio;

“FEA” means Flag Europe Asia;

“FLAG” means Fiber Optic Link Around the Globe;

“GPSS” means Gateway Packet Switching Services;

“GSM” means Global System for Mobile;

“HCD” means Home Country Direct;

“IDC” means Internet Data Centre;

“iDEN” means Integrated Dispatch Enhanced Network;

“ILD” means International Long Distance telephone services;

“IP” means Internet Protocol;

“IP DSLAM” means Internet Protocol Digital Subscriber Line Access Multiplexer;

“IP VPN” means Internet Protocol Virtual Private Network;

“IPL” means International Private Lines;

“IPLC” means International Private Leased Circuit;

“ISDN” means Integrated Services Digital Network;

“ISP” means Internet Service Providers;

“ITFS” means International Toll Free Service;

“ITU” means International Telecommunications Union;

“IUC” means Interconnection Usage Charges, which refers to charges paid by one telecom operator to another for the use of the latter’s network for originating, terminating, or transmitting a call.

“ITEs” means International Telecommunications Entities;

“LCO” means Local Cable Operator;

“MBPS” means Mega Bytes Per Second;

“MDNS” means Managed Data Network Service;

“MEF” means Metro Ethernet Forum Test;

“MMDS” means Multichannel Multipoint Distribution Service;

“MPLS” means Multi-Protocol Label Switching;

“MVNO” means Mobile Virtual Network Operator;

“OCS” means Overseas Communications Service;

“OSS-BSS Systems” means Operations Support Systems - Business Support Systems;

“NGN” means Next Generation Networks;

“NLD” means National Long Distance telephone services;

“NPLC” means National Private Leased Circuit;

“SCCP” means Signaling Connection Control Part;

“SDH” means Synchronous Digital Hierarchy;

“SMART” means Signaling, Monitoring, Alarming and Reporting Tool;

“SHE” means SMS Hub Enablement;

“SMS” means Short Messaging Service;

“SONET” means Synchronous Optical Networking;

“SS7” means Signaling System #7;

“STM” means Synchronous Transport Module;

“VoIP” means Voice over Internet Protocol;

“VPN” means Virtual Private Network;

“VTS” means Voice Termination Services;

“UMTS” means Universal Mobile Telecommunications System;

“WAN” means Wide Area Network;

“WASC” means West-African Submarine Cable;

“WGR” means Wireless Global Roaming service;

“Wi-Fi” means Wireless Fidelity;

“Wimax” means Worldwide Interoperability for Microwave Access;

Regulatory Terms and Abbreviations

“CAC” means Carrier Access Code; which refers to a proposed Indian regulation that will, amongst other things, offer end user customers the right to choose long distance services;

“CCI” means Communications Commission of India;

“CRTC” means the Canadian Radio-television and Telecommunications Commission;

“DoT” means Department of Telecom, Government of India;

“FCC” means U.S. Federal Communications Commission

“FCPA” means the Foreign Corrupt Practices Act, 1977, as amended from time to time;

“FEMA” means the Indian Foreign Exchange Management Act, 1999, as amended from time to time;

“FIPB” means the Foreign Investment Promotion Board;

“GAAP” means Generally Accepted Accounting Principles;

“Indian Companies Act” means the Indian Companies Act, 1956;

“Indian GAAP” means Indian Generally accepted Accounting Principles;

“ITAT” means Income Tax Appellate Tribunal (India);

“MHA” means Ministry of Home Affairs, Government of India;

“MII” means Ministry of Information Industry of People’s Republic of China;

“QCI” means Quality Council of India;

“RBI” means Reserve Bank of India established under the Reserve Bank of India Act, 1934;

“SEBI” means Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC” means Securities and Exchange Commission established under the Securities Exchange Act, 1934;

“SOX” means Sarbanes-Oxley Act, 2002, also known as the Public Company Accounting Reform and Investor Protection Act of 2002;

“TDSAT” means Telecom Disputes Settlement Appellate Tribunal established under the Telecom Regulatory Authority of India Act, 1997;

“TRAI” means Telecom Regulatory Authority of India established under the Telecom Regulatory Authority of India Act, 1997;

“the Code” means the Indian Code of Civil Procedure, 1908;

“US GAAP” means United States generally accepted accounting principles;

“WTO” means World Trade Organization;

“WPC” means Wireless Planning and Co-ordination Wing of the Ministry of Communications, Government if India;

Other Terms and Abbreviations

“$” means United State Dollars and refers to the currency of the United States;

“3G” means Third Generation;

“AGR” means Adjusted Gross Revenues;

“AICTE” means the All India Council for Technical Education;

“ANSI” means American National Standards Institute;

“BPO” means Business Process Outsourcing;

“BSE” means the Bombay Stock Exchange Limited;

“CAGR” means Compounded Annual Growth Rate;

“CII” means the Confederation of Indian Industry;

“CIN” means Corporate Identity Number;

“EU” means the European Union;

“FCCBs” means Foreign Currency Convertible Bonds;

“FDI” means Foreign Direct Investment;

“FIIs” means Foreign Institutional Investors registered with SEBI under applicable laws in India;

“GDR” means Global Depositary Receipts;

“IRU” means Indefeasible Right of Use;

“NABCB” means National Accreditation Board for Certifying Bodies;

“NRI” means Non Resident Indians and refers to a person resident outside India, who is a citizen of India or a person of Indian origin as defined under the Indian Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000;

“OCBs” means Overseas Corporate Bodies and refers to a company, partnership, society or other corporate body owned directly or indirectly to the extent of at least 60% by NRIs including overseas trusts, in which not less than 60% of beneficial interest is irrevocably held by NRIs directly or indirectly;

“NSE” means National Stock Exchange of India Limited;

“NYSE” means New York Stock Exchange;

“OTC” means Over the Counter;

“PP&E” means Property, Plant and Equipment;

“PRC” means Peoples Republic of China;

“QDI” means Qualified Dividend Income;

“QFC” means Qualified Foreign Corporation;

“RA” means Remote Access;

“RBU” means Retail Business Undertaking;

“Rs.” means Indian Rupees and refers to the currency of India;

“SME” means Small and Medium Enterprises;

“STPI” means Software Technology Park of India;

“STT” means Securities Transaction Tax;

“TDM” means Time-Division Multiplexing;

“VAS” means Value Added Service;

“YMPE” means Year’s Maximum Pensionable Earnings;

TATA COMMUNICATIONS LIMITED (formerly Videsh Sanchar Nigam Limited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited (formerly known as Videsh Sanchar Nigam Limited)

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited (formerly known as Videsh Sanchar Nigam Limited) and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 14, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Note 2 (a) to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for companies in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2008, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (y). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

October 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited (formerly known as Videsh Sanchar Nigam Limited)

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited (the Company) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by or under the supervision of, the company’s principal executive and principal financial officers or persons performing similar functions and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008 of the Company and our report dated October 14, 2008, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

October 14, 2008

Tata Communications Limited

(formerly Videsh Sanchar Nigam Limited)

Consolidated Balance Sheets

As of March 31, 2007 and 2008

	As of March 31, 2007		As of March 31, 2008
	(In millions except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs.	2,041	Rs.	2,449	US$	61
Short-term bank deposits		38		9		—
Accounts receivable (net of allowances of Rs.1,937 million and Rs.2,696 million, respectively)		16,698		16,624		415
Advance income taxes, net		9,655		12,183		304
Prepaid expenses and other current assets (net of allowances of Rs.622 million and Rs.613 million, respectively)		4,042		9,476		237

Total current assets		32,474		40,741		1,017
Investments		14,037		8,634		216
Equity method investments		114		117		3
Property, plant and equipment, net		59,640		74,084		1,851
Intangible assets		3,369		2,822		71
Goodwill		5,821		5,469		137
Other non-current assets		4,067		4,456		111

Total assets	Rs.	119,522	Rs.	136,323	US$	3,406

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	Rs.	18,152		22,245	US$	556
Short-term debt and current portion of long-term debt		2,102		10,036		251
Accrued expenses and other current liabilities		11,994		16,134		403

Total current liabilities		32,248		48,415		1,210
Long-term debt, net of current portion		21,980		20,384		509
Other non-current liabilities		12,986		16,707		418

Total liabilities		67,214		85,506		2,137

Commitments and contingencies (See note 28)
Minority Interest		—		32		—
Shareholders’ equity:
Equity shares: par value – Rs. 10 each; authorized: 300,000,000 shares; issued and outstanding: 285,000,000 shares as of March 31, 2007 and 2008		2,850		2,850		71
Additional paid-in-capital		15,770		15,770		394
Retained earnings		33,677		31,418		785
Accumulated other comprehensive income		11		747		19

Total shareholders’ equity		52,308		50,785		1,269

Total liabilities and shareholders’ equity	Rs.	119,522	Rs.	136,323	US$	3,406

See accompanying notes to consolidated financial statements

Tata Communications Limited

(formerly Videsh Sanchar Nigam Limited)

Consolidated Statements of Operations

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008
	( In millions, except share, ADS and per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services	Rs.	45,456	Rs.	85,977	Rs.	82,331	US$	2,057

Cost of revenues:
Network and transmission costs (excluding depreciation of Rs. 4,014 million, Rs. 5,522 million and Rs. 6,668 million in fiscals 2006, 2007 and 2008, respectively)		23,589		51,445		46,717		1,167
License fees		2,003		1,087		848		21

Total cost of revenues		25,592		52,532		47,565		1,188

Other operating costs:
Depreciation and amortization		5,249		6,966		7,358		184
Other operating costs		13,714		23,037		27,200		680

Total other operating costs		18,963		30,003		34,558		864

Operating income		901		3,442		208		5

Non-operating income, net:
Gain on sale of investments		77		17		145		4
Interest income on income tax refunds		564		63		167		4
Interest income from banks and others		315		63		100		2
Interest expense		(382)		(1,380)		(1,469)		(37)
Other non-operating income, net		1,389		2,317		1,767		45

Total non-operating income, net		1,963		1,080		710		18

Income before income taxes		2,864		4,522		918		23
Income tax expense		(1,932)		(2,807)		(1,280)		(32)
Dividend tax		(240)		(180)		(218)		(5)
Equity in net loss of equity method investees		(70)		(96)		(393)		(10)
Minority interest		—		—		(1)		—

Net income (loss)	Rs.	622	Rs.	1,439	Rs.	(974)	US$	(24)

Per share information:
Basic earnings (loss) per equity share	Rs.	2.18	Rs.	5.05	Rs.	(3.42)	US$	(0.09)
Weighted number of equity shares outstanding		285,000,000		285,000,000		285,000,000		285,000,000
Basic earnings (loss) per ADS (each ADS represents two equity shares)	Rs.	4.36	Rs.	10.10	Rs.	(6.84)	US$	(0.17)

See accompanying notes to consolidated financial statements

Tata Communications Limited

(formerly Videsh Sanchar Nigam Limited)

Statement of changes in Shareholders’ Equity

For each of the years ended March 31, 2006, 2007 and 2008

	Number of equity shares	Equity share capital		Additional paid-in- capital		Retained earnings		Accumulated other comprehensive income		Total shareholders’ Equity		Comprehensive income/ (loss)
	(in millions, except number of equity shares)
Balance at March 31, 2005	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	34,609	Rs.	13	Rs.	53,242
Net income							622				622		622
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									(13)		(13)		(13)
Foreign currency translation adjustment									22		22		22
Dividends paid							(1,710)				(1,710)
Foreign currency gain on equity method investees									3		3		3

Comprehensive income												Rs.	634

Balance at March 31, 2006	285,000,000		2,850		15,770		33,521		25		52,166
Net income							1,439				1,439	Rs.	1,439
Net unrealized loss on available-for-sale securities, net of realized gains and taxes									42		42		42
Foreign currency translation adjustment									29		29		29
Dividends paid							(1,283)				(1,283)
Foreign currency gain on equity method investees									9		9		9
Effective portion of net loss on derivative instrument designated as cash flow hedge									(4)		(4)		(4)
Effect of SFAS No. 158 initial adoption, net of taxes									(90)		(90)

Comprehensive income												Rs.	1,515

Balance at March 31, 2007	285,000,000		2,850		15,770		33,677		11		52,308
Net loss							(974)				(974)		(974)
Net unrealized gain on available-for-sale securities, net of realized gains and taxes									175		175		175
Foreign currency translation adjustment									325		325		325
Dividends paid							(1,283)				(1,283)
Foreign currency gain on equity method investees									62		62		62
Effective portion of net loss on derivative instrument designated as cash flow hedge									(248)		(248)		(248)
Unamortized actuarial gains & losses / prior service cost									422		422		422
Cumulative effect of a change in accounting principle-adoption of FIN 48 (see note 18)							(2)				(2)

Comprehensive loss												Rs.	(238)

Balance at March 31, 2008	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	31,418	Rs.	747	Rs.	50,785

		US$	71	US$	394	US$	785	US$	19	US$	1,269	US$	(6)

See accompanying notes to consolidated financial statements

Tata Communications Limited

(formerly Videsh Sanchar Nigam Limited)

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Cash flows from operating activities:
Net income (loss)	Rs.	622	Rs.	1,439	Rs.	(974)	US$	(24)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		5,249		6,966		7,358		184
Deferred income tax (benefit) expense		(322)		261		(308)		(8)
Minority interest share		—		—		1		—
Loss on sale of investment in Subsidiary		—		—		4		—
Gain on sale of property, plant and equipment		(36)		(427)		(4)		—
Equity in net loss of equity method investees		70		96		393		10
Gain on sale of investments		(77)		(110)		(145)		(4)
Net change in:
Accounts receivable		(2,206)		(1,997)		(643)		(16)
Advance income taxes, net		2,572		(395)		(2,422)		(61)
Prepaid expenses and other current assets		194		16		(4,908)		(123)
Other non-current assets		(427)		(1,659)		266		7
Accounts payable		1,487		(733)		3,797		95
Accrued expenses and other current liabilities		1,298		(25)		4,383		110
Other non-current liabilities		1,211		2,630		3,384		84

Net cash provided by operating activities	Rs.	9,635	Rs.	6,062	Rs.	10,182	US$	254

Cash flows from investing activities:
Purchase of property, plant and equipment		(10,208)		(11,655)		(21,927)		(548)
Purchase of intangible assets		(53)		(510)		(380)		(9)
Proceeds from sale of property, plant and equipment		106		766		60		1
Purchase of available-for-sale investments		(71,363)		(67,107)		(66,450)		(1,660)
Proceeds from sale of available-for-sale investments		64,824		67,349		72,185		1,804
Proceeds from sale of investment in subsidiary		—		—		27		1
Purchase of investments, at cost		(1,755)		—		—		—
Acquisition of business, net of cash acquired		(13,328)		(871)		—		—
Purchase of shares in equity method investees		—		(107)		(92)		(2)
Change in restricted cash balances (net)		—		—		93		2
Short term bank deposits, net		13,563		191		29		1

Net cash used in investing activities	Rs.	(18,214)	Rs.	(11,944)	Rs.	(16,455)	US$	(410)

Cash flows from financing activities:
Proceeds from long term borrowings		9,814		12,112		1,018		25
Long-term borrowings repaid		(4,461)		(71)		(871)		(22)
Net change in short-term borrowings		9,012		(6, 791)		7,972		199
Repayment of finance lease obligations		(43)		(161)		(98)		(2)
Dividends paid		(1,710)		(1,283)		(1,283)		(32)

Net cash provided by financing activities	Rs.	12,612	Rs.	3,806	Rs.	6,738	US$	168

Net change in cash flows		4,033		(2,076)		465		12
Effect of foreign exchange differences on cash flows		1		(256)		(57)		(1)
Cash and cash equivalents, beginning of year		339		4,373		2,041		50

Cash and cash equivalents, end of year	Rs.	4,373	Rs.	2,041	Rs.	2,449	US$	61

Supplementary cash flow information:
Interest paid (net of interest capitalized)	Rs.	202	Rs.	1,454	Rs.	1,390	US$	35
Income taxes (including advance taxes) paid (refunds)	Rs.	(234)	Rs.	3,316	Rs.	4,219	US$	105

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1.	Background

Tata Communications Limited (formerly Videsh Sanchar Nigam Limited) (“Tata Communications India”) and its subsidiaries (collectively “Tata Communications” or “the Company” ) offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS), and television uplinking.

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power, and the Government of India (GOI) owned 50.11% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2008.

The consolidated financial statements of Tata Communications include the financial results of Tata Communications India and its subsidiaries namely (1) Tata Communications International Pte Ltd. (“TCIPL”) (earlier known as VSNL International Pte Ltd. “VIPL”) and its subsidiaries, (2) Tata Communications Services (America) Inc. (“TCSAI”) (earlier known as VSNL America Inc )and its subsidiary (3) VSNL Broadband Ltd. (“VBL”), (4) Tata Communications Lanka Ltd.(“TCLL”) (earlier known as VSNL Lanka Ltd.), (5) VSNL SNO SPV Pte Ltd. (“SNOSPV”), (6) Tata Communications Internet Services Limited (“TCISL”)(earlier known as VSNL Internet services Limited) and (7) Tata Communications Transformation Services Limited (“TCTSL”) (earlier known as VSNL Global Services Limited)

In India, the Company is regulated by Department of Telecommunications (DoT), Government of India and the Telecom Regulatory Authority of India (TRAI). In Singapore and Hong Kong, the Company is regulated by the Infocomm Development Authority of Singapore and the Office of the Telecommunications Authority of the Special Administrative Region respectively. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and the U.S. Federal Communications Commission, under the Communications Act of 1934, as amended. Within the United Kingdom, the Company is regulated by the Office of Communications. In other areas of the world, the Company is subject to various foreign regulations.

On June 30, 2005, Tata Communications India and Tata Communications (Bermuda) Ltd (formerly VSNL International (Bermuda) Ltd)., a wholly-owned subsidiary of TCIPL, completed their acquisition of the Tyco Global Network (“TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of TCIPL and became wholly-owned by TCIPL and/or its subsidiaries on the date of acquisition. The assets, liabilities and results of TGN are included in these consolidated financial statements with effect from July 1, 2005 i.e., for nine months in fiscal 2006 and the full year in fiscal 2007 and 2008. [See note 3(a) for further information].

On February 13, 2006, Tata Communications India completed its acquisition of 100% of the common shares of Teleglobe International Holdings Ltd (“Teleglobe”), pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, Tata Communications India and Tata Communications (Bermuda) Ltd. (“TCBL”), a wholly-owned subsidiary of TCIPL. On acquisition, Teleglobe amalgamated with TCBL and the resulting company became a wholly-owned subsidiary of TCIPL on the date of acquisition. The assets, liabilities and results of Teleglobe are included in these consolidated financial statements from February 14, 2006 i.e., for 46 days in fiscal 2006 and the full year in fiscal 2007 and 2008. [See note 3(b) for further information].

On October 31, 2005, Tata Communications India completed its acquisition of 100% of the common shares of VSNL Broadband Ltd. (“VBL” -formerly Tata Power Broadband Ltd.) pursuant to a share purchase agreement. The assets, liabilities and results of VBL are included in these consolidated financial statements from November 1, 2005 i.e., for five months in fiscal 2006 and the full year in fiscal 2007 and 2008 [See note 3(c) for further information].

On June 23, 2006, Tata Communications India completed its acquisition of the then existing Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, VSNL Internet Services Limited (formerly DIL Internet Limited) pursuant to a share purchase agreement. The High Court of Judicature at Bombay and Delhi (both in India) approved the scheme of arrangement (“Scheme”) to hive-off Tata Communications India’s Retail Business Undertaking (“RBU”) to its wholly owned subsidiary, VSNL Internet Services Limited (“VISL”) and also the amalgamation of Direct Internet Limited (parent company of VISL) into VISL both to take effect from March 1, 2007. Subsequently VISL has been renamed as Tata Communications Internet Services Limited (“TCISL”). The assets, liabilities and results of TCISL are included in these consolidated financial statements from June 24, 2006 i.e., for 281 days in fiscal 2007 and the full year in fiscal 2008. [See note 3(c) for further information].

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

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscal 2007 and fiscal 2008, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances and unrealized profits and losses on such transactions are eliminated on consolidation.

The results of subsidiaries are consolidated from the date of acquisition or incorporation. The acquisition of TGN was completed on June 30, 2005 and hence the consolidated financial statements for the year ended March 31, 2006 include the assets, liabilities and results of TGN operations beginning July 1, 2005. The acquisition of Teleglobe was completed on February 13, 2006 and hence the consolidated financial statements for the year ended March 31, 2006 include the assets, liabilities and results of Teleglobe beginning February 14, 2006. The acquisition of VBL was completed on October 31, 2005 and hence the consolidated financial statements for the year ended March 31, 2006 include the assets, liabilities and results of VBL for five months beginning on November 1, 2005. The consolidated financial statements for the years ending March 31, 2007 and 2008 include the assets, liabilities and results of these companies for the entire year. The acquisition of TCISL (the then existing DIL) was completed on June 23, 2006 and hence the consolidated financial statements for the year ended March 31, 2007 include the assets, liabilities and results of TCISL from June 24, 2006. The consolidated financial statements for the year ended March 31, 2008 include the assets, liabilities and results of TCISL for the entire period.

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

f. Accounts receivable

Accounts receivable are stated at their expected realizable values, net of allowances for uncollectible receivables. Accounts receivables and payables are disclosed on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

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

i. Intangible assets

The Company’s intangible assets include customer relationships, internally developed computer software and spectrum charges. Costs relating to internally-used software are capitalized if they are incurred during the application development phase activities or are specified modifications to existing internally-used software that results in additional functionality of the software. The costs of ongoing maintenance, support and training activities are expensed as incurred. The customer relationships, internally developed computer software and spectrum are amortized using the straight-line method, over the following estimated useful lives:

Nature of Intangibles	Useful lives (years)
Customer relationships	1.25 to 14.5
Internally developed computer software	2.8 to 4
Spectrum	1.8

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

Nature of Assets	Years
Leasehold improvements	Lesser of useful life or term of lease
Leased property under capital leases	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery – Telecommunication equipment:
Earth stations and exchanges	12
Cables	12 to 18
Other network equipment	2 to 20
Office equipment	2 to 20
Computers	3 to 6
Motor vehicles	5 to 10
Furniture and fixtures	4 to 15

k. Asset retirement obligation

The Company’s asset retirement obligations relate to the costs associated with the removal of cable systems when they will be retired. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and technical estimates received from consortium members of the cable systems. The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates.

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

p. Cost recognition

Cost and expenses are recognized as incurred and are classified according to their primary functions as follows:

Network and transmission costs

Network and transmission costs primarily include interconnect charges paid or payable to domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and sub sea leased circuits for the network backbone. Amortization and depreciation expense on network assets are recorded separately as amortization and depreciation expense.

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

r. Foreign currency

The functional currency of Tata Communications India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries, TCSAI and its subsidiary and VSNL SNOSPV Pte Ltd. is the United States Dollar and of other subsidiaries, the currency in the country of incorporation.

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

s. Income taxes

Income tax expense comprises current income tax expense and changes in net deferred tax asset and liability during the year.

Current income taxes:

Current income tax expense comprises taxes on income from operations in India and foreign tax jurisdictions. Income taxes payable in India is determined in accordance with the provisions of the Indian Income Tax Act of 1961. The current income tax expense for overseas subsidiaries has been computed based on the laws applicable to each entity in the jurisdiction in which that entity operates.

Advance taxes and provisions for current income taxes are presented in the balance sheet after off-setting advance taxes and income taxes provision arising in the same tax jurisdiction and where the Company intends to settle the asset and liability on a net basis.

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

u. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and affiliates, gains/ losses on derivative instruments designated as cash flow hedges, unrealized actuarial gains and losses on actuarial valuation and net income are components of comprehensive income.

v. Employee benefit plans

A). Domestic:

(a)	Defined Contribution plan

-	Provident Fund

The Company makes contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of the TATA Communications Employees’ Provident Fund Trust. Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits which is expensed as incurred

(b)	Defined Benefit Plans

-	Gratuity

The Company makes annual contributions for Employee’s Gratuity scheme to a fund administered by trustees covering all eligible employees. The plan provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company accounts for the liability for gratuity benefits payable in future based on an actuarial valuation. The difference between the fair value of plan assets and benefit obligation recognized, is reported in the balance sheet as a net asset or liability.

-	Medical Benefit

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the TATA Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled by the Company. Tata Communications India account for the liability for medical benefits based on an actuarial valuation

-	Pension Plan

The Company’s pension obligation is in respect of certain employees transferred to the Company from the Overseas Communications Service (OCS). The Company purchases life annuity policies with return of capital option from an insurance company to settle such pension obligation. The company records an expense on purchase of annuities. The income on Return of capital is determined on an actuarial valuation.

B) International:

The Company’s defined benefit pension plans, covering certain employees, include a contributory plan, a non-contributory plan and a supplementary employee retirement plan (“SERP”). For certain employees, the Company also offers a non-pension post-retirement benefit plan covering retiree life insurance and health care coverage. In addition to these plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis.

For defined benefit employee plans, current service costs are recorded in income in the year the services are rendered. The corridor method is used to amortize actuarial gains and losses (such as changes in actuarial assumptions and experience gains and losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the projected benefit obligation and the value of the plan assets. The difference between the fair value of plan assets and benefit obligation is reported in the balance sheet as a net asset or liability.

Contributions are made in accordance with the laws and customs of the various countries in which it operates. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

Effective March 31, 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”) which requires that the Consolidated Balance Sheet reflect the funded status of the pension and postretirement plans. Actuarial gains & losses for the year ended March 31, 2007, the year of initial adoption of FAS 158 were recognized in Accumulated Other Comprehensive Income (“AOCI”). The actuarial gains & losses for year ended March 31, 2008 were recognized in OCI (“Other Comprehensive Income”) as they occur less any amount amortized to earnings.

w. New accounting pronouncements adopted

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 as on March 31, 2007. (See note 22).

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of SFAS No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company’s assessment is detailed in Note 18.

x. New accounting pronouncements to be adopted

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all non financial assets and non financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for the Company beginning April 1, 2008. The Company is assessing the potential impact that adoption of this statement may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives an irrevocable option to carry financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective beginning April 1, 2008. The Company has not elected the fair-value option on its eligible financial assets and liabilities as of April 1, 2008.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which aims to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. This standard will change the accounting treatment for business combinations on a prospective basis. The Company is currently assessing the impact, if any, SFAS No. 141(R) will have on the Company’s financial position, results of operations and liquidity and its related disclosures.

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements, which aims to improve the relevance, comparability, and transparency of financial information provided in consolidated financials statements by establishing accounting and reporting standards for the non controlling (minority) interests in subsidiaries and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact, if any, SFAS No. 160 will have on the Company’s financial position, results of operations and liquidity and its related disclosures.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact, if any, SFAS No. 161 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s amendments to AU section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS No. 162, but does not expect the adoption of this pronouncement will have a material impact on its financial position, results of operations or cash flows.

y. Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s reporting currency. For the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2008 have been translated into US dollars at US$1.00 = Rs. 40.02 based on the noon buying rate for cable transfers on March 31, 2008, as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.	Acquisitions

TGN

(a) On June 30, 2005, Tata Communications India, (Tata Communications Limited) and Tata Communications Bermuda Ltd, a wholly-owned subsidiary of TCIPL, completed the acquisition of Tyco Global Network (“ TGN”) through the purchase of certain net assets and shares of certain companies formed by Tyco International Ltd (“Tyco”) pursuant to the Stock and Asset Purchase Agreement dated November 1, 2004. The TGN business was acquired as a net asset acquisition in the United States, United Kingdom, the Netherlands, Japan, France and Spain. The TGN business in Portugal, Belgium, Germany and Guam was acquired as a stock acquisition of existing Tyco companies. The TGN business was acquired on a going-concern basis. The TGN consists mainly of an undersea fiber optic telecommunications network that connects northern Asia, America and Europe. The TGN net assets and entities were transferred into new wholly-owned subsidiaries of TCIPL and became wholly-owned by TCIPL and/or its subsidiaries on the date of acquisition.

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

Pursuant to the Stock and Asset Purchase Agreement (the “SAPA”), Tata Communications India and Tata Communications Bermuda Ltd have the contractual right to pursue monetary damages from Tyco in the event that Tyco has been found to have breached any of the representations and warranties set forth in the Stock and Asset Purchase Agreement for a period of up to 18 months after the closing of the transaction, i.e. until December 31, 2006. Pursuant to the SAPA, Tata Communications India asserted a claim against Tyco on December 28, 2006, alleging that Tyco breached certain of its representations and warranties set forth in the SAPA. However, during the year 2008, the parties fully resolved the Company’s claim on a confidential basis without resorting to litigation.

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

The results of operations of TGN are included in the consolidated financial statements effective from July 1, 2005 for fiscal 2006 and full year for fiscal 2007 and 2008.

TELEGLOBE

(b) On February 13, 2006, Tata Communications India completed its acquisition of Teleglobe by purchasing 100% of the common shares of Teleglobe pursuant to the Agreement and Plan of Amalgamation, dated July 25, 2005, among Teleglobe, Tata Communications India and Tata Communications (Bermuda) Ltd, a wholly-owned subsidiary of TCIPL. Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services.

The total consideration was Rs. 8,240 million which includes a cash consideration of Rs. 7,924 million and acquisition costs of Rs. 316 million.

The acquisition of Teleglobe has enabled the Company to offer wholesale customers a better network reach and scalability from a single provider worldwide for voice, data and mobile services. By leveraging Teleglobe’s network and capabilities, the Company will be in a position to further expand services offered and provide its customers with diversified multi-technology connectivity, significant commercial flexibility and innovative managed services.

The acquisition was accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values determined using management’s best estimates with the assistance of independent valuations as at the acquisition date. The excess of the purchase consideration over the estimated fair value of the net assets acquired was recognized as goodwill. During the year ended March 31, 2007, the original allocation of the purchase price was adjusted to reflect the finalization of the valuation of assets and liabilities and related tax implications. The Company has formalized and implemented an integration plan of the Teleglobe operations. As a result of this plan, accounts payable and accrued liabilities and employee related payables increased by Rs. 529 million and overall total final adjustments increased the recorded amount of Goodwill by Rs. 636 million.

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

The results of operations of Teleglobe are included in the consolidated financial statements effective from February 14, 2006 for fiscal 2006 and full year for fiscal 2007 and 2008.

Integration and Restructuring related to TGN and Teleglobe Acquisitions

Upon completion of acquisition of TGN and Teleglobe, the Company had formalized its plan to combine the operations of TGN and Teleglobe to achieve the expected synergies and the operating efficiencies identified by management. During the years ending March 31, 2007 and 2008, the Company transferred TGN’s and Teleglobe’s workforce to India, primarily from the finance and accounting, IT and network departments, of which a large portion was principally Teleglobe employees.

Severance

Severance payments to Teleglobe employees were recorded as assumed liabilities on the acquisition of Teleglobe for Rs. 436 million (US$ 11 million). The Company adjusted the purchase price allocation accordingly by increasing the amount of Goodwill. As of March 31, 2008, the liability remaining unpaid was Rs. 73 million (US$ 2 million). These amounts are expected to be paid within end of fiscal 2009 and are included in Accrued expenses and current liabilities.

Retention

The Company also implemented a retention program under which certain Teleglobe and TGN employees are required to complete a predetermined service period in order to obtain agreed-upon bonuses. An amount of Rs. 201 million (US$ 5 million) has been paid during fiscal 2008 and as of March 31, 2008 there are no liabilities on account of retention program.

(c) Other Acquisitions

On October 31, 2005, Tata Communications India completed its acquisition of 100% of the common shares of VBL (formerly Tata Power Broadband Ltd.) pursuant to a share purchase agreement. VBL mainly offers internet broadband services through fiber optic cables in the cities of Mumbai and Pune in India. The total consideration was Rs. 2,021 million which includes a cash consideration of Rs. 2,020 million and acquisition costs of Rs. 1 million.

On February 28, 2006, Tata Communications India purchased the internet service provider (ISP) business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”) for a consideration of Rs. 159 million which includes a cash consideration of Rs. 158 million and acquisition costs of Rs. 1 million. The purpose of the acquisition is to strengthen the last mile access for Internet Broadband services. Out of the total purchase consideration payable amounting to Rs. 159 million, Rs. 150 million was paid as of March 31, 2008.

On June 23, 2006, Tata Communications India completed its acquisition of the then existing Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, DIL Internet Limited (formerly Primus Telecommunications India Limited) pursuant to a share purchase agreement. DIL offers data services in the Small and Medium Enterprises segment in India and owns spectrum which will augment the Company’s access strategy into this segment. The total consideration was Rs. 945 million which includes a cash consideration of Rs. 942 million and acquisition costs of Rs. 3 million. Deposits and other assets include Rs. 37 million recognized as deferred tax assets. The results of operations of DIL are included in the consolidated financial statements effective from June 24, 2006.

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

Purchase price paid for these acquisitions have been allocated as follows:

	Acquisition in 2006			Acquisition in 2007
	VBL		Seven Star	DIL
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	250	—	174
Margin Money		—	—	21
Accounts receivable		85	3	84
Deposits and other assets		55	—	49
Property, plant and equipment		1,639	14	159
Intangible assets		243	62	204
Accounts payable		(189)	(9)	(33)
Unearned and deferred revenues		(78)	—	(66)
Other liabilities		(13)	—	(26)
Long term debt from bank		(600)	—	—

Fair value of net assets acquired		1392	70	566
Goodwill		629	89	379

Total purchase consideration	Rs.	2,021	159	945

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

Unaudited Proforma Financial Information for Acquisitions

Unaudited proforma results of operations for fiscal 2006 giving effect to the acquisition relating to Teleglobe, as if it had occurred on April 1, 2005, is set out below. Proforma financial information relating to TGN for fiscal 2006, prior to acquisition, have not been provided as no reliable financial information was readily available. Consolidated revenues and net losses for the year ended March 31, 2006 include Rs. 1,643 million (US$ 37 million) and Rs. 2,930 million (US$ 66 million) respectively relating to the TGN business carried out in the post-acquisition period from July 1, 2005 to March 31, 2006

Unaudited proforma results of operations for fiscal 2006 giving effect to the Teleglobe acquisition as if it had occurred on April 1, 2005 is as follows:

	As of March 31,
	2006
	(unaudited)
	(In millions, except per share amounts)
Revenues from telecommunication services	Rs.	82,026
Income before income taxes		2,282
Net income		46
Basic earnings per share	Rs.	0.2

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2007		2008
	(In millions)
Cash and cheques on hand	Rs.	339	Rs.	181	US$	5
Current account balances and deposits with banks in Indian rupees		717		614		15
Current account balances and deposits with banks in foreign currencies		985		1,654		41

Total	Rs.	2,041	Rs.	2,449	US$	61

5.	Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2007		2008
	(In millions)
Beginning balance	Rs.	1,536	Rs.	1,937	US$	48
Additional allowances for the year		1,077		1,710		43
Recoveries		(421)		(686)		(17)
Uncollectible receivables written off		(252)		(241)		(6)
Foreign currency translation adjustment		(3)		(24)		(1)

Ending balance	Rs.	1,937	Rs.	2,696	US$	67

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2007		2008
	(In millions)
Prepaid expenses	Rs.	803	Rs.	1,303	US$	33
Advances to suppliers and contractors (net of allowances of Rs.85 million and Rs.76 million, respectively)		168		452		11
Deferred income taxes (See note 18)		929		1,809		46
Amounts recoverable from GOI (net of allowances of Rs.537 million and Rs.537 million respectively)		94		94		2
License fees paid recoverable from GOI (See note 29d)		542		820		20
License fees paid under protest (see note 28c)		—		2,950		74
Recoverable Indirect tax		428		775		19
Operating lease and other deposits		255		557		14
Margin money		145		52		1
Others		678		664		17

Total	Rs.	4,042	Rs.	9,476	US$	237

Margin money held with banks is in the nature of restricted cash and is provided in support of letters of credit issued by the banks. Letters of credit predominantly relate to leased premises in Princeton, New Jersey which expired in July 2007 and purchase of capital equipments.

7.	Investments

Investments consist of the following:

	As of March 31,
	2007		2008
	(In millions)
Investments available-for-sale, at fair value	Rs.	9,599	Rs.	4,198	US$	105
Investments at cost, net		4,438		4,436		111

Total	Rs.	14,037	Rs.	8,634	US$	216

In fiscal 2005 the Company accounted for its investment in Tata Teleservices Limited (“TTSL”) using the equity method. The company ceased to account for its interest in TTSL using the equity method from fiscal 2006 as the Company’s effective voting interest has been declining and as of March 31, 2008, the same is 13.27%.

The investments are carried at cost as equity shares of TTSL do not have readily determinable fair value.

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross unrealized gains		Fair value
	(In millions)
Available-for sale-securities
As of March 31, 2007:
Mutual funds	Rs.	9,509	Rs.	90	Rs.	9,599

Total available-for-sale securities	Rs.	9,509	Rs.	90	Rs.	9,599

As of March 31, 2008:
Mutual funds	Rs	3,919	Rs	279	Rs	4,198

Total available-for-sale securities	Rs.	3,919	Rs.	279	Rs.	4,198

	US$	98	US$	7	US$	105

Dividends from investments were Rs. 407 million, Rs. 578 million and Rs. 317 million in fiscals 2006, 2007 and 2008.

In fiscal 2006, the proceeds and gross realized gains from sale of available-for-sale securities were Rs. 64,824 million and Rs. 77 million, respectively. On sale of these securities, unrealized gains of Rs. 23 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2007, the proceeds and gross realized gains from sale of available-for-sale securities were Rs. 67,349 million and Rs. 17 million, respectively. On sale of these securities, unrealized gains of Rs. 8 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2008, the proceeds and gross realized gains from sale of available-for-sale securities were Rs 72,185 million and Rs. 145 million, respectively. On sale of these securities, unrealized gains of Rs. 46 million were reclassified from accumulated other comprehensive income to earnings.

The Company intends to hold the investments on long term basis.

8.	Equity method investments

Investment in TTSL was transferred as a cost method investment from April 1, 2005 and has been included in investments at cost. See note 7 for further information.

During fiscal years ended 2007 and 2008 Tata Communications ownership interest in SEPCO Communications Pty. Ltd (“SEPCO”) was 43.16%. During fiscals 2007 and 2008, Tata Communications’s ownership interest in UTL was 26.66%. The Company has accounted for its investments in SEPCO and United Telecom Limited (“UTL”) under the equity method.

Summarized combined financial information of entities accounted for under the equity method is:

	As of March 31,
	2007		2008
	(In millions)
Results of operations	Rs.	(223)	Rs.	(902)	US$	(23)
Assets		4,506		9,428		236
Liabilities		(4,273)		(10,379)		(259)

9.	Property, plant and equipment

Property, plant and equipment consist of the following:

	As of March 31,
	2007		2008
	(In millions)
Land	Rs.	733	Rs.	685	US$	17
Leasehold improvements		738		794		20
Buildings		3,751		3,716		93
Plant and machinery – telecommunications equipment		61,580		68,035		1,700
Computers		2,530		3,732		93
Motor vehicles		18		16		—
Furniture and fixtures		653		777		20

Property, plant and equipment, at cost		70,003		77,755		1,943
Less: Accumulated depreciation		(17,157)		(22,812)		(570)

		52,846		54,943		1,373
Add: Construction in progress		6,794		19,141		478

Property, plant and equipment, net	Rs.	59,640	Rs.	74,084	US$	1,851

As of March 31, 2007 and 2008, property, plant and equipment include intangible assets in the nature of IRUs in international and domestic telecommunications circuits as follows:

	As of March 31,
	2007		2008
	(In millions)
IRUs	Rs.	13,540	Rs.	13,596	US$	340
Less: Accumulated amortization		(1,902)		(2,725)		(68)

IRUs, net	Rs.	11,638	Rs.	10,871	US$	272

Depreciation expense of Rs. 5,249 million, Rs. 6,966 million and Rs 7,358 million, in fiscals 2006, 2007 and 2008 respectively includes IRU amortization expense of Rs.861 million, Rs. 911 million and Rs. 936 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2008 is as follows:

Year ending March 31,	(In millions)
2009	Rs.	935	US$	23
2010		933		23
2011		931		23
2012		930		23
2013		927		23
Thereafter		6,215		157

Interest of approximately Rs.105 million and Rs. 412 million was capitalized during fiscal 2007 and fiscal 2008 respectively.

As of March 31, 2008, property, plant and equipment include Rs. 334 million of leased property under capital leases. The accumulated depreciation on leased property under capital leases is Rs. 156 million.

Obligations under capital leases:

	(In millions)
Year ending March 31, 2009	Rs.	55	US$	1
Year ending March 31, 2010		2		—

Total		57		1

Less: amounts representing interest		2		—

Present value of net minimum lease payments	Rs.	55	US$	1

10.	Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2007 and 2008 relates to the costs associated with the removal of cable systems when they will be retired

The following is a reconciliation of the asset retirement obligations for fiscal 2007 and 2008.

	2007		2008
	(In millions)
Asset retirement obligations, April 1,	Rs.	204	Rs.	212	US$	5
Liabilities incurred in the fiscal		59		—		—
Accretion expense		7		7		—
Liabilities settled during the year		(58)		—		—
Foreign currency translation adjustments				(15)		—

Asset retirement obligations, March 31,	Rs.	212	Rs.	204	US$	5

11.	Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying Amount
As of March 31, 2007:
Internally developed computer software	Rs.	1,379	Rs.	233	Rs.	1,146
Customer relationships		2,599		404		2,195
Spectrum		49		21		28

	Rs.	4,027	Rs.	658	Rs.	3,369
As of March 31, 2008:
Internally developed computer software	Rs.	1,648	Rs.	531	Rs.	1,117
Customer relationships		2,425		720		1,705
Spectrum		49		49		—

	Rs.	4,122	Rs.	1,300	Rs.	2,822

	US$	103	US$	32	US$	71

Intangible assets amounting to Rs. 204 million were acquired as part of acquisitions made during fiscal 2007. [See note 3]

During fourth quarter of 2007, an impairment charge was taken to write-off the net book value of the distribution rights of Rs. 80 million. The impairment charge related to the Company’s decision to revoke its exclusive distribution selling rights to proprietary technology belonging to a privately-held provider of mobile content services for content providers, mobile operators and media and brand companies. Although the Company retains a non-exclusive distribution right to maintain the current business, it decided not to actively focus towards developing new business relating to this technology.

The weighted-average amortization period for intangibles for fiscals 2007 and 2008 approximates 6.5 and 6.1 years respectively.

Amortizations during fiscal 2006, 2007 and fiscal 2008 aggregated to Rs. 78 million, Rs. 628 million and Rs. 694 million respectively. The accumulated amortization for fiscals 2007 and 2008 includes foreign currency translation adjustment of Rs. 21 million & Rs. 52 million respectively. The aggregate amortization expense for intangible assets is estimated to be:

	(In millions)
Year ending March 31, 2009	Rs.	655	US$	16
Year ending March 31, 2010		654		16
Year ending March 31, 2011		652		16
Year ending March 31, 2012		467		12
Year ending March 31, 2013		261		7
Thereafter		133		4

12.	Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2007		2008
	(In millions)
Beginning balance	Rs.	5,029	Rs.	5,821	US$	145
Adjustment consequent to finalization of purchase price allocation of Teleglobe		636		—		—
Reduction in goodwill due to adjustment of past NOLs (See note 18)		(129)		(52)		(1)
Acquisitions during the year		378		—		—
Foreign currency translation adjustment		(93)		(300)		(7)

Ending balance	Rs.	5,821	Rs.	5,469	US$	137

The balance comprises Rs. 1,019 million in respect of purchase of ISP business of Dishnet DSL limited, Rs. 3354 million in respect of acquisition of Teleglobe, Rs. 629 million in respect of acquisition of VBL, Rs. 89 million in respect of acquisition of Seven Star and Rs. 378 million in respect of acquisition of DIL. Goodwill acquired represents the excess of the purchase consideration over the estimated fair value of identifiable net assets acquired. Goodwill amounting to Rs. 3,354 million and Rs. 2,115 million have been allocated to Wholesale Voice and Others segment, respectively. The goodwill recognized is not deductible for tax purposes. See note 3 for further information.

13.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2007		2008
	(In millions)
Prepaid rent	Rs.	1,919	Rs.	1,893	US$	47
Deferred income taxes (See note 18)		479		782		20
Prepaid pension asset		915		1,372		34
Security deposits with contractors		155		119		3
Others		599		290		7

Total	Rs.	4,067	Rs.	4,456	US$	111

14.	Accounts payable

Accounts payable consists of the following;

	As of March 31,
	2007		2008
	(In millions)
Interconnect charges payable	Rs.	12,872	Rs.	15,301	US$	382
Payables for capital and other supplies		5,280		6,944		174

Total	Rs.	18,152	Rs.	22,245	US$	556

15.	Short-term debt and current portion of long-term debt

Short term debt comprises:

	As of March 31,
	2007		2008
	(In millions)
Bank debt	Rs.	2,031	Rs.	9,965	US$	249
Current portion of long-term debt		71		71		2

Total	Rs.	2,102	Rs.	10,036	US$	251

Maximum amount of bank debt outstanding during the year	Rs.	14,087	Rs.	13,047	US$	326
Weighted average interest rate		5.56%		7.62%
Unutilized lines of short-term credit	Rs.	11,650	Rs.	7,820	US$	195

During fiscal 2007, the Company obtained additional bridge loans of Rs. 3,602 million ($ 90 million) to fund the working capital requirements of TCIPL. On January 29, 2007, the Company replaced the short-term bridge loans obtained with long term facility loan agreements. [See note 17]

On March 12, 2008, Tata Communications Limited, obtained loan from Bank of America for Rs.3,500 Million for a period of 7 years. This loan was obtained to repay the existing short-term Loans. This loan has a put/call option at the end of every year.

The bank debts outstanding during fiscal 2008 represents amounts borrowed to meet working capital requirements and capital expenditures.

16.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2007		2008
	(In millions)
Unearned revenues	Rs.	3,378	Rs.	1,681	US$	42
License fees		2,361		2,457		61
Book overdraft		113		593		15
Deposits from customers and contractors		399		4,992		125
Accrued payroll		2,498		1,511		38
Accrued expenses		1,729		3,428		85
Other current liabilities		1,516		1,472		37

Total	Rs.	11,994	Rs.	16,134	US$	403

Other current liabilities include current deferred tax liability of Rs. 41 million and Rs. 132 million (US$ 4 million) for the fiscals 2007 and 2008 respectively. [See note 18]

17.	Long-term debt, net of current portion

Long-term debt comprises the following:

As of March 31,	Interest Rates %	Maturities	2007		2008
					(In millions)
Foreign currency loans from banks	LIBOR + 0.46%	February, 2011	Rs.	9,581	Rs.	8,804	US$	220
Foreign currency loans from banks	LIBOR + 0.48%	January, 2013		5,879		5,003		125
Foreign currency loans from banks	LIBOR + 0.51%	January, 2014		5,879		5,003		125
Foreign currency loans from banks (See note 17a)	LIBOR + 0.55%	November 2014		—		800		20
Term loan from banks (See note 17b)	10.70% and interest reset every 36 months	August, 2014		529		459		11
Foreign currency loans from banks	Johannesburg Inter-Bank Acceptance Rate + 0.48%	March, 2010		183		386		10

Total			Rs.	22,051	Rs.	20,455	US$	511
Less: Current portion of long-term debt				71		71		2

Long-term debt, net of current portion			Rs.	21,980	Rs.	20,384	US$	509

Note 17a Foreign currency Loan from bank is repayable as:

Repayment Date	Repayment Installment (INR Million)	Repayment Installment (USD Million)
22 November 2011	114	2.85
22 May 2012	114	2.85
22 November 2012	114	2.85
22 May 2013	114	2.85
22 November 2013	114	2.85
22 May 2014	115	2.88
15 November 2014	115	2.88

Note 17b Term Loan from bank is repayable as:

Repayment Date	Repayment Installment (INR Millions)	Repayment Installment (USD Million)
25 August 2008	35	0.87
25 February 2009	35	0.87
25 August 2009	35	0.87
25 February 2010	35	0.87
25 August 2010	35	0.87
25 February 2011	35	0.87
25 August 2011	35	0.87
25 February 2012	35	0.87
25 August 2012	35	0.87
25 February 2013	36	0.89
25 August 2013	36	0.89
25 February 2014	36	0.89
25 August 2014	36	0.89

On January 26, 2007, Tata Communications Netherlands B.V. (formerly known as VSNL Netherlands B.V.), a wholly-owned subsidiary of TCIPL, obtained two long-term facility loans with a bank that provided up to Rs. 6,003 million (US $150 million) each in borrowings. The loans replaced the short-term bridge loans. These loans are fully guaranteed by Tata Communications India and stipulate adherence to certain covenants. The Company drew down Rs. 5,403 million (US $135 million) from each facility for a total amount of Rs. 10,805 million (US $270 million).

This facility agreement was amended by a syndication agreement dated June 20, 2007 under which each facility was reduced to Rs. 5,003 million (US$ 125 Million) for a total amount of Rs. 10,005 million (US$250 Million). The remaining Rs. 800 million (US$ 20 Million) was converted into a bridge facility which was subsequently repaid in September 2007.

On March 30, 2007 Tata Communications SNOSPV Pte Ltd, a wholly owned subsidiary of Tata Communications, obtained a long term loan facility to fund its investment in SEPCO, an equity method investee of Tata Communications. The company has drawn down Rs. 386 million (US$ 10 million) as on March 31, 2008 as against the total facility of Rs. 526 million (US$ 13 Million)

On November 15, 2007 Tata Communications (Netherlands) B.V, a wholly owned subsidiary of TCIPL, obtained a long term facility with KfW Bank that provided upto Rs. 800 million (US$20 Million). This loan is fully guaranteed by TCIPL as a subsidiary guarantor and Tata Communications India as a parent guarantor. There are certain stipulated covenants to the borrowings. The company has drawn down this facility in totality.

18.	Income taxes

The pre tax income and income tax expense (benefit) consists of the following:

	As of March 31,
	2006		2007	2008
	(In millions)
Pre Tax Income / (Loss) :
India	Rs.	6,818	Rs.5,741	Rs.1,794	US$	45
Foreign		(3,954)	(1,219)	(876)		(22)

		2,864	4,522	918		23
Current income tax expense:
India		2,254	2,301	1,404		35
Foreign		—	245	184		5
Deferred income taxes (benefit) / expense:
India		(428)	29	(255)		(7)
Foreign		106	232	(53)		(1)

Total	Rs.	1,932	Rs.2,807	Rs.1,280	US$	32

Tax effects of significant temporary differences on the income tax expense (benefit) are as follows:

	As of March 31,
	2006		2007		2008
	(In millions)
Depreciation	Rs.	(67)	Rs.	883	Rs.	195	US$	5
Employee severance costs		72		5		85		2
Unearned revenues		(1)		(578)		40		1
Expenditure incurred on national long distance license fees		(266)		18		15		—
Provision of doubtful debts		(48)		(76)		(232)		(6)
Net operating loss of associate		—		—		(172)		(4)
Arbitration settlement		—		—		(293)		(7)
Leave encashment		(6)		31		25		—
Pension annuity						52		1
Asset retirement obligation				6		(15)		—
Others		(6)		(28)		(8)		(0)

Total	Rs.	(322)	Rs.	261	Rs.	(308)	US$	(8)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	As of March 31,
	2006		2007		2008
	(In millions)
Income before income taxes	Rs.	2,864	Rs.	4,522	Rs.	918	US$	23
Statutory income tax rate		33.66%		33.66%		33.99%

Expected income tax expense at statutory rate		964		1,522		312		8
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits		(53)		55		102		3
Differences arising from different tax rates in other tax jurisdictions		(102)		458		241		6
Changes in enacted tax rate for subsidiaries in other tax jurisdictions		257		(221)		173		4
Changes in valuation allowance including losses of overseas subsidiaries		821		1,424		(1,610)		(40)
Reduction in the carrying value of Deferred tax asset on NOL carryforwards in US due to sec 382 evaluation		—		—		2,605		65
Reduction in carrying value of Deferred tax asset on NOL carryforwards due to liquidation of a subsidiary		—		—		420		10
Tax adjustments		—		(463)		(526)		(13)
Foreign exchange fluctuations		—		(162)		(411)		(10)
Recognition of deferred tax assets consequent to favorable tax assessment orders		(283)		—		—		—
Tax rate difference on gains on sale of investments		—		—		(40)		(1)
Tax exempt dividend income		(137)		(195)		(108)		(3)
Effect of change in statutory income tax rate		(84)		—		6		—
Unearned revenues – IRU sales		639		—		—		—
Others, net		(90)		389		116		3

Income tax expense	Rs.	1,932	Rs.	2,807	Rs.	1,280	US$	32

Changes in valuation allowance

	Year ended March 31,
	2007		2008
	(In millions)
Beginning Balance	Rs.	(7,176)	Rs.	(8,346)	US$	(209)
Change during the year, net		(1,393)		1,662		42
Effect of foreign currency translation		223		677		17

Ending Balance	Rs.	(8,346)	Rs.	(6,007)	US$	(150)

The deferred income tax as at balance sheet date results from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	As of March 31,
	2007		2008
	(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	Rs.	7,342	Rs.	3,163	US$	79
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		1,618		2,483		62
Allowances for uncollectible receivables and other current assets		615		861		22
Unearned revenues		1,627		1,930		48
Employee severance costs		134		49		1
National long distance license fees		248		233		6
Interest on Inter Company Loans		—		363		9
Deferred Expenses on account of arbitration settlement		—		293		7
Others		786		741		19

Gross deferred tax assets		12,370		10,116		253

Less : Valuation allowance		(8,346)		(6,007)		(150)
Net deferred tax assets		4,024		4,109		103
Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		4,301		3,977		99
Prepaid pension asset		299		305		8
Allowances for uncollectible receivables and other current assets		100		—		—
Others		59		259		6
Total		4,759		4,541		113

Net deferred tax liability	Rs.	735	Rs.	432	US$	10

Current deferred tax asset, net	Rs.	929	Rs.	1,809	US$	46
Non-current deferred tax asset, net		479		782		20
Current deferred tax liability, net		41		132		4
Non-current deferred tax liability, net		2,102		2,891		72

The valuation allowance mainly relates to net operating losses (“NOL”s) of Teleglobe and TGN which were acquired during fiscal 2006. The NOL carry-forwards resulted in a consolidated deferred tax asset of approximately Rs. 1,582 million (US $ 40 million), of which Rs. 1,493 million (US $ 37 Million) relates to the US and Canada operations, which will expire between 2012 and 2027 and between 2007 and 2027 for federal and state tax purposes respectively. The balance of the NOL carry-forwards in other countries has a remaining life of 5 years and higher. For the year ending March 31, 2008 there was a substantial reduction in the deferred tax assets related to NOLs that was caused mainly by the impact of Section 382 of the U.S. Internal Revenue Code. A total of Rs. 2,605 Million (US $ 65 Million) deferred tax asset was reduced owing to the section 382 evaluation conducted by the company. There was a further reduction in deferred tax assets on NOL of Rs. 224 Million (US $ 5.6 Million) on account of liquidation of some of European companies.

In fiscal 2008, current tax expense was lower by Rs.52 million (US$ 1million) due to utilization of pre-acquisition deferred tax assets comprising of past NOLs and other timing assets. As a result the Company recorded a deferred tax expense and reduced goodwill.

From the deferred tax assets on account of acquired NOLs from the Teleglobe and TGN acquisitions the balance of valuation allowance as on the date of balance sheet is Rs. 1,582 million (US $ 40 million) which are available for offset against goodwill on realization of NOL’s.

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

Except for earnings that are currently distributed, no additional provision has been made for income taxes on the undistributed earnings of the Company or for unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries, since such earnings are expected to be permanently reinvested. A liability could arise if amounts were distributed by foreign subsidiaries or if foreign subsidiaries were disposed. Management has no plans to distribute such earnings in the foreseeable future.

As of March 31, 2007 and 2008, tax effect of Rs. 30 million and Rs.93 million, respectively, on unrealized gains on available-for-sale securities have been allocated to other comprehensive income.

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). The adoption of FIN 48 did not have any material impact on retained earnings or provision for taxation as of April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(In millions)
	Year ended March 31, 2008
Balance as of April 1, 2007	Rs.	6,879
Increases related to prior year tax positions		—
Increases related to current year tax positions		802
Decreases related to prior year tax positions		—
Decreases related to settlements with taxing authorities		—
Decreases related to lapsing of statute of limitations		—
Balance as of March 31, 2008	Rs.	7,681

The Company’s total unrecognized tax benefits (net of state tax benefits), if recognized, would reduce the tax provisions by Rs. 7,681 Million as of March 31, 2008, and thereby would affect the Company’s effective tax rate.

As of March 31, 2008, the Company had an accrual of Rs. 1,661 million, towards interest and penalties included in advance taxes (net).

The Company’s three major tax jurisdictions are India, U.S. and Canada though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. No tax returns have been subjected for examination in any of the other jurisdictions.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

19.	Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2007		2008
	(In millions)
Deferred income taxes (See note 18)	Rs.	2,102	Rs.	2,891	US$	72
Unearned revenues		9,302		11,445		286
Employee retirement benefits		518		815		20
Obligations under finance lease (secured against fixed assets obtained under finance lease agreement)		453		354		9
Others		611		1,202		31

Total	Rs.	12,986	Rs.	16,707	US$	418

20.	Accumulated Other Comprehensive Income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2007		2008
	(In millions)
Net unrealized gain on available-for-sale securities, net of realized gains and taxes	Rs.	54	Rs.	229	US$	6
Foreign currency translation adjustment		39		364		9
Foreign currency gain on equity method investees		12		74		2
Effective portion of net loss on derivative instrument designated as cash flow hedge		(4)		(252)		(6)
Unamortized actuarial gains and (losses)/ prior service cost		(90)		332		8

Total	Rs.	11	Rs.	747	US$	19

21.	Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2006		2007		2008
	(In millions)
Dividend income	Rs.	407	Rs.	578	Rs.	317	US$	8
Foreign exchange gain (loss), net		88		36		3		—
Liabilities no longer required to be settled that have been written back		344		578		229		6
Rent received		103		123		149		4
License fee reimbursement from DoT		—		—		278		7
Liabilities written back on dispute settlement		—		—		162		4
Other		447		1,002		629		16

Total	Rs.	1,389	Rs.	2,317	Rs.	1,767	US$	45

22.	Retirement benefits

Adoption of SFAS No. 158

Effective March 31, 2007, Tata Communications adopted the provisions of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. The guidance of SFAS No. 158 is effective for the Company is in two steps. Step one was effective beginning with the fiscal year ending March 31, 2007 and requires the Company to recognize on the consolidated financial statements the over-funded or under-funded amount of the defined benefit pension and postretirement plans. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The Company is also required to recognize as a component of accumulated other comprehensive income, net of taxes, the actuarial gains and losses and the prior service costs and credits that arise but were not previously required to be recognized as components of net periodic benefit cost. The adoption of step one required the Company to record on the consolidated financial statement a decrease in prepaid pension asset, an increase in employee retirement benefits under other non current liabilities and a decrease in accumulated other comprehensive income.

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

Step two is effective for the fiscal years beginning after December 15, 2008 and requires a year-end measurement date. The Company for fiscal 2006 and fiscal 2007 has used March 31 as the measurement date of the funded status of the plans, which is the same date as the year-end consolidated financial statements.

(a) Tata Communications India and its wholly owned subsidiaries in India

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

The following table sets out the funded status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2007		2008
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	306	Rs.	298	US$	7
Service cost		28		26		1
Interest cost		22		20		—
Liability transferred to other companies		—		(14)		—
Actuarial gain		(10)		(33)		(1)
Benefits paid		(48)		(13)		—
Others		—		3		—

Benefit obligation, end of the year	Rs.	298	Rs.	287	US$	7

Change in plan assets:
Fair value of plan assets, beginning of the year		305		302		7
Actual return on plan assets		21		23		1
Employer contributions		21		—		—
Transfer to other company		—		(14)		—
Actuarial gain		3		10		—
Benefits paid		(48)		(13)		—

Fair value of plan assets, end of the year	Rs.	302	Rs.	308	US$	8

Prepaid pension asset / (Accrued liability included in other non-current liabilities)	Rs.	4	Rs.	21 *	US$	1
Actuarial gain recognized as a component of accumulated other comprehensive income		—		(43)		(1)

*	This amount is net of Rs. 33 million of prepaid pension asset and Rs. 12 million of accrued liability.

Net gratuity cost in fiscals 2006, 2007 and 2008 consist of the following:

	As of March 31,
	2006		2007		2008
	(In millions)
Service cost	Rs.	25	Rs.	28	Rs.	26	US$	1
Interest cost		19		22		20		—
Net actuarial gain recognized		(1)		(13)		—		—
Return on plan assets		(19)		(21)		(23)		(1)

Net gratuity cost	Rs.	24	Rs.	16	Rs.	23	US$	—

The assumptions used in accounting for the gratuity plans are set out below:

	Years ended March 31,
	2006	2007	2008
		(%)
Discount rate	7.0	8.0	8.0
Rate of increase in compensation levels of covered employees	6.0	6.0	5.0-7.0
Rate of return on plan assets	7.0	8.0	8.0

The expected return on plan assets is determined considering several applicable factors mainly the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and Tata Communications policy for plan asset management.

Tata Communications plan asset allocation for fiscals 2007 and 2008 are as follows:

	Years ended March 31,
	2007	2008
Category of Assets
Equity Securities	—	7%
Debt securities	85%	87%
Others	15%	6%

Total	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. Tata Communications evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

Accumulated benefit obligation was Rs. 128 million and Rs. 163 million, for fiscals 2007 and 2008, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2008 and are as follows:

Year ending March 31,	(In millions)
2009	Rs.	10
2010		11
2011		26
2012		26
2013		32
2014 – 2018		198

The Company does not expect to contribute anything to gratuity fund in fiscal 2009 as the present value of the plan assets is in excess of the present value of funded obligations.

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2007		2008
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	252	Rs.	285	US$	7
Service cost		40		42		1
Interest cost		18		23		1
Actuarial loss		15		6		—
Benefits paid		(40)		(41)		(1)

Benefit obligation, end of the year	Rs.	285	Rs.	315	US$	8
Prepaid pension asset / (Accrued Liability included in other non current liabilities)		(285)		(315)		(8)
Actuarial loss recognized as a component of Accumulated other comprehensive income		—		6		—

The amounts recognized in the Profit and Loss Account for the year ended 31 March, 2008:

	2007		2008
	(In millions)
Service cost	Rs.	40	Rs.	42	US$	1
Interest cost		18		23		1
Net actuarial loss recognized		15		—		—

	Rs.	73	Rs.	65	US$	2

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2007 and 2008 is 20 % and 20 % respectively. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Years ended March 31,
	2007		2008
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on Service Cost	4	(4)	5	(5)
Effect on Interest Cost	—	—	3	(3)
Effect on post-retirement benefit obligation	31	(31)	34	(34)

	2007	2008
	(%)	(%)
Discount rate	8.0	8.0
Rate of increase in compensation levels of covered employees	6.0	6.0

Accumulated benefit obligation was Rs. 260 million and Rs. 288 million for fiscal 2007 and 2008 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2008 and are as follows:

Year ending March 31,	(In millions)
2009	Rs.	77
2010		78
2011		79
2012		80
2013		91
2014 – 2018		317

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

During the previous year the Company purchased an annuity contract from an insurance company with an option to receive amounts contributed to the annuity scheme on the death of employees / beneficiaries. The Company paid Rs. 365 million to settle the unfunded vested obligation of Rs. 291 million. The excess amount paid is recorded as an asset on the date of purchase of the annuity and subsequently measured at fair value.

The following table sets out the unfunded status of the pension plan and the amounts recognized in Tata Communications consolidated financial statements.

	As of March 31,
	2007		2008
			(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	310	Rs.	—	US$	—
Service cost		—		—		—
Interest cost		—		—		—
Actuarial (gain)/loss		—		—		—
Benefits paid		(19)		—		—
Liability extinguished on settlement		(291)		—		—

Benefit obligation, end of the year	Rs.	—	Rs.	—	US$	—

During the year ended March 31, 2008, the Company purchased additional annuity of Rs. 35 million to meet the additional pension obligation on account of increase in Dearness Allowances.

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

The Company contributed Rs. 70 million, Rs. 91 million and Rs. 115 million to provident fund in fiscals 2006, 2007 and 2008, respectively.

b) Overseas plans:

Defined benefit Pension Plans

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

Other Post Retirement Plan

The Company also assumed a post-retirement health care and life insurance plan (“OPEB”) for its current retirees and future retirees in the purchase of Teleglobe. The benefit obligation associated with this plan, included in other non-current liabilities, were approximately Rs. 91 million and Rs. 84 million as of March 31, 2007 and 2008 respectively.

The Company measures the funded status of the pension and other post retirement plans at March 31.

The following table summarizes changes in benefit obligations for the Companies post retirement benefit obligations:

	Other Postretirement Plans (OPEB)
	2007		2008
	(In millions)
Accumulated benefit obligation, beginning of period	Rs.	85	Rs.	91	US$	2
Acquired accumulated benefit obligation		6		—		—
Service Cost		1		1		—
Interest Cost		5		5		—
Benefits paid		(6)		(7)		—
Experience loss / (gain)		1		(8)		—
Effect of foreign exchange rate changes		(1)		2		—

Accumulated benefit obligation, end of period		91		84		2

(Accrued liability included in other long term liabilities)		(91)		(84)		(2)
Actuarial (gain) / loss recognized as a component of Accumulated other comprehensive income		1		(8)		—
Foreign exchange (gain) / loss recognized as a component of Accumulated other comprehensive income		(1)		11		—

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory						Non-contributory
	2007		2008				2007		2008
	(In millions)
Projected benefit obligation, beginning of period	Rs.	3,420	Rs.	3,557	US$	89	Rs.	3,046	Rs.	3,276	US$	82
Service cost		35		29		1		119		100		2
Interest cost		195		190		5		178		172		4
Benefits paid		(150)		(175)		(4)		(150)		(413)		(10)
Experience loss / (gain)		109		(223)		(6)		135		(282)		(7)
Effect of foreign exchange rate changes		(52)		135		3		(52)		122		3
Projected benefit obligation, end of period		3,557		3,513		88		3,276		2,975		74
Fair value of plan assets, beginning of period		4,337		4,468		112		2,921		3,217		80
Actual return on plan assets		290		260		6		202		185		4
Contributions		—		—		—		253		191		5
Benefits paid		(150)		(175)		(4)		(150)		(413)		(10)
Experience gain / (loss)		54		(114)		(3)		45		(83)		(2)
Effect of foreign exchange rate changes		(63)		170		4		(54)		121		3
Fair value of plan assets, end of period		4,468		4,609		115		3,217		3,218		80
Funded status		911		1,096		27		(59)		243		6
Unamortized actuarial differences		—		—		—		—		—		—
Unamortized foreign exchange losses		—		—		—		—		—		—
Prepaid pension asset / (Accrued liability included in Other non-current liabilities)		911		1,096		27		(59)		243		6
Actuarial (gain) / loss recognized as a component of Accumulated other comprehensive income		19		(108)		(3)		61		(198)		(5)
Foreign exchange (gain) / loss recognized as a component of Accumulated other comprehensive income		1		(110)		(3)		(1)		4		—

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2007		2008
	(In. millions)
Projected benefit obligation, beginning of period	Rs.	69	Rs.	87	US$	2
Acquired projected benefit obligation		—		—		—
Service Cost		4		3		—
Interest Cost		4		5		—
Benefits paid		—		—		—
Experience loss		13		13		—
Effect of foreign exchange rate changes		(3)		4		—

Projected benefit obligation, end of period		87		112		2

Funded Status		(87)		(112)		(2)
Unamortized actuarial differences		—		—		—
Unamortized foreign exchange losses		—		—		—

Prepaid pension assets / (Accrued liability included in Other non-current liabilities)		(87)		(112)		(2)

Actuarial (gain) / loss recognized as a component of Accumulated other comprehensive income		12		13		—
Foreign exchange (gain) / loss recognized as a component of Accumulated other comprehensive income		—		11		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2007 and 2008 is 10.15% and 9.38% respectively. The ultimate weighted-average health care trend is 4.76% and is expected to be attained in the year 2014. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2007		2008
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on post-retirement benefit obligation	6	(6)	6	(6)

	Years ended March 31,
	2007	2008
	(%)	(%)
The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:
Discount rate used for benefit costs	5.55	5.25
Discount rate used for benefit obligations	5.25	5.75
Expected long-term return on plan assets	6.50	5.75
Inflation	2.50	2.50
Rate of compensation increase	3.50	3.50
Asset valuation method	Market value	Market value

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

The components of pension expense are as follows:

	Year ended March 31,
	2006		2007		2008
	(In millions)
Service cost	Rs.	19	Rs.	159	Rs.	133	US$	3
Interest cost		46		381		372		9
Return on assets		(59)		(492)		(445)		(11)

Net pension cost	Rs.	6	Rs.	48	Rs.	60		1

The accumulated benefit obligation for overseas plans at March 31, 2007 and 2008 is Rs. 6,598 million and Rs. 6,295 million respectively.

The estimated amounts that will be amortized from accumulated other comprehensive loss over the next fiscal year ending March 31, 2009 is Rs. 1 million.

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

The pension plan’s weighted-average asset allocations as at March 31, 2007 and 2008 by asset category are as follows:

	Plan Assets as of March 31
	2007		2008
	Actual	Target	Actual	Target
Asset Category
Debt Securities	74%	75%	76%	75%
Equity securities	21%	20%	19%	20%
Short term investments	5%	5%	5%	5%

Total	100%	100%	100%	100%

Equity securities do not include Tata Communications common stock at either March 31, 2008 or 2007.

The overseas subsidiaries’ post-retirement benefit plans other than contributory and non-contributory pension plans were unfunded and therefore no asset allocation is presented for these plans.

Cash flows

Contributions

	Expected		Employer Contributions Contributed March 31,
	2009		2007		2008
			(In millions)
Non-contributory pension plan	Rs.	145	Rs.	249	Rs.	177	US$	4
OPEB		8		6		7		—

Total	Rs.	153	Rs.	255	Rs.	184		4

In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act 1985 in Canada. Teleglobe commissioned an independent actuarial consultant for both defined benefit plans as at December 31, 2005. As a result, the non-contributory pension plan was in a deficit position as at March 31, 2007 which required the Company to contribute in the period starting April 1, 2006 and April 1, 2007. The Company was not required to contribute to the contributory pension plan in the period ending March 31, 2008, 2007 and 2006 since the December 31, 2005 actuarial valuation showed a surplus position.

Estimate future benefit payments

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits				Other Benefits
	(In millions)
Years ending March 31,
2009	Rs.	360	US$	9	Rs.	8	US$	—
2010		371		9		8		—
2011		383		10		9		—
2012		396		10		9		—
2013		412		10		9		—
2014 – 2018		2,324		58		39		1

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP were approximately Rs. 13 million, Rs. 78 million and Rs.81 million for the year ended March 31, 2006, 2007 and 2008 respectively.

Contributions are made in accordance with the laws and customs of the various countries in which it operates.

23.	Leases

As Lessee:

The Company has taken buildings, satellite channels, office equipments, computer equipments and certain circuit capacities under operating lease arrangements. Operating lease rent expense was Rs.2,014 million, Rs.2,921 million and Rs.2,760 million in fiscals 2006, 2007 and 2008 respectively.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2009	Rs.	2,073	US$	52
2010		1,680		42
2011		1,401		35
2012		1,215		30
2013		1,063		27
Thereafter		4,607		115

Total minimum lease commitments	Rs.	12,039	US$	301

The minimum future lease payments have not been reduced by minimum operating sublease rentals of Rs.253 million due in the future under non-cancellable subleases for certain buildings which extend until July 31, 2011. Rs.77 million was recognized in the current fiscal as minimum sublease rental.

As Lessor:

IRUs with gross carrying amounts of Rs.840 million and accumulated depreciation of Rs.167 million have been leased under operating lease arrangements. Depreciation Expense of Rs. 55 million in respect of these assets has been recognized in the fiscal 2008.

In case of certain lease arrangements aggregating to Rs. 1,990 million for the fiscal 2008, the gross block, accumulated depreciation and depreciation expense of the assets given on IRU basis is not readily determinable and hence not disclosed. The lease rentals associated with such IRU arrangements for the fiscal 2008 amounts Rs. 153 million.

In respect of these IRUs, lease rental income of Rs.42 million, Rs.110 million and Rs.221million has been recognized in earnings in fiscals 2006, 2007 and 2008 respectively.

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2009	Rs.	248	US$	6
2010		248		6
2011		248		6
2012		248		6
2013		248		6
Thereafter		1,350		34

Total minimum lease receipts	Rs.	2,590	US$	64

The Company has leased certain premises under operating lease arrangements. Lease rental income in respect of these leases will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2009	Rs.	7	US$	—
2010		7		—
2011		6		—
2012		4		—
2013		—		—
Thereafter		—		—

Total minimum lease receipts	Rs.	24	US$	—

In respect of these leases, rental income of Rs. 65 million, Rs. 41 million and Rs. 18 million has been recognized in earnings in fiscals 2006, 2007 and 2008 respectively.

24.	Estimated fair value of financial instruments

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, advance income taxes, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, short term borrowings, approximate their fair values due to the short- term nature of these instruments. The carrying amounts of other non-current financial assets and liabilities approximate their fair values.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated. The fair value of the Company’s derivatives is based on the prevailing market rates.

The fair value of the variable foreign currency long term debt from banks having carrying value of Rs.19,996 million (US$ 500 million) is approximately Rs.18,301 million (US$457 million) based on quoted market prices of similar instruments and based on recently negotiated terms at market rates. The term loan having a carrying value of Rs 459 million ( US$ 11 million) has an estimated fair value of approximately Rs. 455 million (US $ 11 million) based on the discounted future cash flows at market rate prevailing as of balance sheet date. The fair value of the fixed rate term loan is comparable to its carrying value of Rs. 3,500 million (US$ 88 million) considering that it was drawn close to the balance sheet date.

Estimation of fair value of financial instrument relies on management judgement; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of either March 31, 2007 or 2008. The estimated fair value amounts as of March 31, 2007 and 2008 have been measured as of those dates, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25.	Derivative financial instruments

(a) Interest rate Swap Agreements (“Swaps”)

The Company uses Swaps to manage the market risks associated to interest rate movements relating to its Rs. 8,804 million ( US$ 220 million) variable-rate long-term debt. During the first quarter of the year ended March 31, 2007, Tata Communications (Netherlands) B.V, (formerly known as VSNL Netherlands B.V), a direct wholly-owned subsidiary of the Company entered into Swaps to convert the variable interest rate of its long-term debt to a fixed rate. The total notional amount of the Swaps is Rs. 4,402 million (US$ 110 million), which is related to 50% of the variable rate long-term debt. Under the terms of the Swaps, the Company will pay an interest rate of 5.52% in exchange for a variable interest rate equal to U.S. LIBOR and will expire in 2011. The differentials paid or received on Swaps are recognized as adjustments to interest expense.

The fair values of the Swaps are recorded as Other non current liabilities in the balance sheet. Up until October 31, 2006, the changes in fair values were recorded in Interest expense for Rs. 100 million. Subsequently, the swaps were designated as cash flow hedges under SFAS No. 133. The effective portion of the changes in the fair value of the Swaps are deferred in Accumulated other comprehensive loss and are recognized in Interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in Interest expense. During the years ending March 31, 2008 and 2007, there were no material ineffectiveness related to the change in the fair value of the Swaps.

Derivative impacts in accumulated other comprehensive income

The following table summarizes the activity in Accumulated other comprehensive income in Shareholder’s equity related to derivatives designated as cash flow hedges during the year ending March 31, 2007 and 2008;

	(In millions)
	Year ended March 31, 2007		Year ended March 31, 2008
Beginning balance	Rs.	—	4	US$	—
Net unrealized loss		6	238		6
Realized (gains) / loss reclassified into earnings		(2)	10		—

Ending balance	Rs.	4	252		6

Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 92 million (US$ 2 million) of unrealized losses in accumulated other comprehensive income will be reversed during the fiscal year ending March 31, 2009.

(b) Foreign currency forward and option contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in Indian Rupees and other currencies. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

Foreign exchange forward and option contracts held by the Company as of fiscals 2007 and 2008 were Rs.1,828 million and Rs.2,235million (US$ 56 million), respectively. These contracts are for a period between one and nine months.

An exchange loss of Rs.67 million in fiscal 2006, exchange gains of Rs.30 million in fiscal 2007 and exchange loss of Rs. 2 million in fiscals 2008 on foreign currency forward and option contracts have been recognized in earnings.

26.	Segment Information

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision makers” (CODM) and allocate resources to and assess the performance of the segments of the Company.

During fiscal 2006, the Company carried out acquisitions of certain tangible and intangible assets identified as Tyco Global Network and also completed the acquisition of 100% of the common shares of Teleglobe. Since these acquisitions were consummated near the fiscal year end, the management was in the process of finalizing a formal integration plan of the business carried out by such entities with the business carried out by Tata Communications India. These acquisitions combined with the existing international businesses of the Company were organizationally considered as “International Businesses” and were reviewed as such. As a result, for fiscal 2006 the international business of the Company was viewed as a separate segment in order to allocate resources and assess performance. Hence, reportable segments for fiscal 2006 were determined as “Wholesale Business”, “Enterprise Business”, “International Business” and “Others”.

In fiscal 2007, the Company has completed the integration of the acquired businesses with the business of Tata Communications India. Consequent to the integration process, the organization was restructured and aligned to the new integrated business structure. The integrated Voice business is now managed by Head – Global Voice Solutions. The integrated Enterprise and Carrier Data and other value added services is now managed by Head—Global Data Solutions. Consequently, the CODM now views and assesses the performance and allocates resources to operating segments as:

•	Wholesale Voice services

•	Enterprise and Carrier Data and other VAS Services

•	Retail and other services

Accordingly the Company has changed its reportable segments for fiscal 2007, which are “Wholesale Voice”, “Enterprise and Carrier Data” and “Others”.

The composition of the reportable segments is as follows:

Wholesale Voice	: Global voice services

Enterprise and Carrier Data	: Corporate Data Transmission services

Others	: Primarily comprises national voice services, retail internet, data centers, signaling and roaming services and television uplinking.

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

Segment information for fiscal 2006 and 2007 has been presented in accordance with the basis of segmentation adopted for fiscal 2008.

Summarized segment information based on the new segmentation basis for fiscals 2006, 2007 and 2008 is as follows:

	Year ended March 31, 2006
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	22,333	Rs.	14,641	Rs.	8,482	Rs.	45,456
Interconnection Charges		17,640		1,699		2,082		21,421

Net revenues	Rs.	4,693	Rs.	12,942	Rs.	6,400	Rs.	24,035

Other network and telecommunication costs		140		450		1,578		2,168
License fees		497		942		283		1,722

Segment results	Rs.	4,056	Rs.	11,550	Rs.	4,539	Rs.	20,145

Unallocable costs:
License fees								281
Depreciation and amortization								5,249
Other operating costs								13,714

Operating Income								901
Non operating income, net								1,963

Income before income taxes								2,864
Income tax expense								(1,932)
Dividend tax								(240)
Equity in net loss of equity method investees								(70)

Net income							Rs.	622

	Year ended March 31, 2007
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	53,047	Rs.	19,550	Rs.	13,380	Rs.	85,977
Interconnection Charges		45,274		1,716		2,102		49,092

Net revenues	Rs.	7,773	Rs.	17,834	Rs.	11,278	Rs.	36,885

Other network and telecommunication costs		334		377		1,642		2,353
License fees		205		521		236		962

Segment results	Rs.	7,234	Rs.	16,936	Rs.	9,400	Rs.	33,570

Unallocable costs:
License fees								125
Depreciation and amortization								6,966
Other operating costs								23,037

Operating Income								3,442
Non operating income, net								1,080

Income before income tax								4,522
Income tax expense								(2,807)
Dividend tax								(180)
Equity in net loss of equity method investees								(96)

Net income							Rs.	1,439

	Year ended March 31, 2008
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	46,687	Rs.	18,809	Rs.	16,835	Rs.	82,331	US$	2,057
Interconnection Charges		38,925		2,083		3,076		44,084		1,102

Net revenues	Rs.	7,762	Rs.	16,726	Rs.	13,759	Rs.	38,247	US$	955

Other network and telecommunication costs		166		330		2,137		2,633		65
License fees		57		419		263		739		18

Segment results	Rs.	7,539	Rs.	15,977	Rs.	11,359	Rs.	34,875	US$	872

Unallocable costs:
License fees								109		3
Depreciation and amortization								7,358		184
Other operating costs								27,200		680

Operating Income								208		5
Non operating income, net								710		18

Income before income tax								918		23
Income tax expense								(1,280)		(32)
Dividend tax								(218)		(5)
Equity in net loss of equity method investees								(393)		(10)
Minority Interest								(1)		—

Net income (loss)							Rs.	(974)	US$	(24)

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for international voice and corporate data transmission services have been allocated based on net revenues from these services. Depreciation and amortization, impairment loss on intangible assets and all other operating costs are not allocable.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Revenues have been allocated to countries based on location of the customers and are as follows:

	As of March 31, 2006
	(In millions)
India	Rs.	21,134
United States of America		7,214
United Kingdom		3,459
United Arab Emirates		2,606
Rest of the world		11,043

Total	Rs.	45,456

	As of March 31, 2007
	(In millions)
India	Rs.	23,820
United States of America		18,714
United Kingdom		7,296
Canada		4,307
Rest of the world		31,840

Total	Rs.	85,977

	As of March 31, 2008
	(In millions)
India	Rs.	35,448	US$	886
United States of America		17,817		445
United Kingdom		5,306		133
Canada		4,349		109
Rest of the world		19,411		484

Total	Rs.	82,331	US$	2,057

Revenues from top five customers contributed approximately 28%, 20% and 18% for fiscals 2006, 2007 and 2008 respectively.

No single customer contributed more than 10% of the revenues of the Company.

In fiscals 2006, 2007 and 2008 revenues from customers comprise mainly revenues from wholesale and enterprise segments under the new segmentation basis.

Substantially all of Tata Communications India’s property, plant and equipment, other than undersea cables are located in India. The overseas subsidiaries own approximately 35% of the Company’s property, plant and equipment.

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

The Company has a customer concentration of risk, as illustrated in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2007 and 2008, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer explains more than 2.0% and 1.8% of outstanding accounts receivable at March 31, 2007 and 2008, respectively.

Balances due from major customers are as follows:

	As of March 31, 2007
	(In millions, except percentages)
Customer I	Rs.	2,030	12%
Customer J		1,138	7%
Customer A		695	4%
Customer F		593	4%
Customer K		556	3%
Others		11,686	70%

Total	Rs.	16,698	100%

	As of March 31, 2008
	(In millions, except percentages)
Customer I	Rs.	868	US$	22	5%
Customer F		799		20	5%
Customer A		635		16	4%
Customer G		485		12	3%
Customer B		386		10	2%
Others		13,451		335	81%

Total	Rs.	16,624	US$	415	100%

27.	Related party transactions

Tata Communications’ principal related parties consist of its principal shareholders, government departments; government owned or controlled companies, its own subsidiaries, equity method investees, and its key managerial personnel. As described elsewhere in these consolidated financial statements, the Company routinely enters into transactions with its related parties, such as providing and receiving telecommunication services and paying license fees. Transactions and balances with its own subsidiaries are eliminated on consolidation.

Other related party transactions and balances are immaterial individually and in the aggregate.

Loans to employees comprises of loans to acquire assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2007 and 2008 amounts receivable from employees aggregated to Rs.52 million and Rs.33 million respectively. Interest free short-term advances made to employees aggregated to Rs.5 million and Rs. 2 million for fiscals 2007 and 2008, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs.19 million, Rs. 17 million and Rs. 14 million for fiscals 2006, 2007 and 2008, respectively, is included in staff costs.

28.	Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2007 and 2008 are Rs. 1,872 million and Rs.2,154 million (US$ 54 million) respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for business licenses and for import activities. These guarantees may be enforced by the governmental agencies and customs authorities if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled Rs. 22,363 million (US$ 559 million) as of March 31, 2008. Out of this total amount Rs. 15,695 million (US$ 392 million) is expected to be purchased in 2009.

In accordance with the shareholders’ agreement of UTL the Company has an obligation to contribute additional capital of Rs 111 million. This amount is payable on demand.

The Company also has an obligation to contribute Rs. 1,811 million in SEPCO over a three year period. Out of this Rs. 1,546 million is expected to be contributed in 2009.

The Company’s commitment for Leases have been separately covered under Note 23 on Leases and hence have not been included in Note 28

Other Commercial Commitments

	As of March 31, 2008
	(In millions)
Standby Letters of Credit
Less than 1 year	Rs.	3,052	US$	76
1 to 3 years		1		—
More than 3 years		—		—

Total amount committed	Rs.	3,053	US$	76

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

a) Business related claims

TGN related matters

As reported last year, Polargrid LLC, one of the initial bidders for TGN, brought suit against the Company in December, 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint sought in excess of Rs. 60,030 million (US$ 1500 million) in damages arising from the Company’s alleged breach and other alleged violations of the common law. The Company filed its answer to the complaint denying all liability and asserting its belief that the case is without merit, and had filed counterclaims seeking to be reimbursed for any and all money paid to Polargrid and its affiliates in connection with the potential transaction. The suit was settled out of court and has been borne by the group entities considered beneficiaries in the settlement.

FLAG Telecom Arbitration

In the matter of the ICC arbitration proceedings brought by Reliance Globalcom Limited, formerly known as ‘FLAG Telecom’ (called “Reliance” or “FLAG” for easy reference), against Tata Communications Limited, the Tribunal has, on 27 August 2008, handed down a final award dealing with the issue of damages. The Tribunal has directed Tata Communications to pay Reliance a sum of approximately Rs. 760 million (USD19 million) plus interest from May 2006 as damages, against the Rs. 15,408 million (USD385 million) sum claimed by Reliance. The above amount has been included under SG&A cost and the interest thereon has been accounted as interest expense in the Consolidated Statement of Operations for the year ended March 31, 2008. The Company has paid the above damages along with interest on September 9, 2008.

This is the Tribunal’s final award in the ICC arbitration proceedings regarding the FEA cable which have been ongoing since 2004. The Company had filed challenges against the partial awards of the Tribunal in the Netherlands courts, and the challenge against the first partial award was rejected by the District Court. The Company’s appeal against this rejection is pending in the Dutch appeal courts.

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

In December 2006, the Tribunal issued a second Award as to the terms and conditions pursuant to the C&MA to enable the lease of assignable capacity in the FEA cable by FLAG to International Telecommunications Entities (ITEs). A further Award was pending from the Tribunal regarding the level of charges which the Company is entitled to recover from FLAG in respect of the access granted to FLAG to lease assignable capacity. The Company has filed a Writ seeking to set aside the Second Partial Award. In January 2007, FLAG filed a claim seeking monetary relief of Rs. 16,248 million (US$ 406 million), plus interest, arising from the previous ICC Awards. On the defence submitted by the Company in May 2007 to the above claim, FLAG revised its claim to Rs.15,396 million (US$ 385 million) in its August 2007 reply.

The Third Partial Award then prescribed the amount of the reasonable access charge which the Company was entitled to levy on FLAG, being Rs. 1 million (USD0.2 million) per STM1 for the lease of an initial 64 STM1s of upgraded FEA capacity to Reliance group companies. Since the Second and Third Partial Awards depend upon the First Partial Award, they are also subject to challenge in the Dutch courts. The challenges to the Second and Third Partial Awards have been put on hold by the District Court pending the appeal decision on the First Partial Award. These challenges can only succeed if the challenge to the First Partial Award is ultimately successful.

If the challenges to the awards in the Dutch courts are ultimately successful, then those awards, or any particulars parts of those awards identified by the courts, would be set-aside. In that eventuality, the disputes would be referred again for decision by the Dutch courts or by a separate arbitral tribunal constituted for that purpose.

Unless and until that occurs, the awards are binding and enforceable against the Company.

Teleglobe related matters

In August, 2004, Teleglobe initiated investigations into potential instances of non-compliance with the United States Foreign Corrupt Practices Act (“FCPA”) by ITXC Corp. (“ITXC”), which it had recently acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (the “DOJ”) of the matter, and the Company has been cooperating fully with the SEC and the DOJ. In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of US securities laws. Resulting from complaints filed by the SEC and DOJ in the federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees pleaded guilty to the charges and were sentenced in July and September 2008. The Company intends to continue to cooperate fully with the SEC and DOJ in the investigation. The Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its consolidated financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to its results of operations in the period in which it is imposed.

Others

The Company in various geographies is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and/or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on Tata Communications’ consolidated financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on Tata Communications’ consolidated financial position and results of operations for the period in which the effect can be reasonably estimated.

During the year Telecom Regulatory Authority of India (“TRAI”) reduced the ADC rates effective April 1 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to 1st April 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC. The appeal is pending with TDSAT and in case the appeal is upheld, the possible liability on account of the same on the company is Rs. 3,120 million (US$ 78 million).

As of March 31, 2008, there were other claims of Rs. 1,795 million (US$ 45 million) which includes claims of Rs. 720 million (US$ 18 million) by DOT – WPC wing towards licence fees and Rs. 317 million (US$ 8 million) by a customer for loss of business on account of interruption of private leased circuits.

b) Income Taxes

The Income Tax Department in India has disallowed certain tax holiday claims made by the Company. The Company has contested these disallowances in the ITAT. ITAT has rejected the claim made by the Company for the fiscal 1996 and the Company has filed an appeal before the higher jurisdictional authority -The High Court of juridicature at Bombay. The order of ITAT is effective for fiscal 1996 and should be construed in isolation for that year having a total tax cost on account of the tax benefit of Rs. 105 million (US$ 2.41 million), excluding interest. As of March 31, 2008, possible income tax liability including interest on disallowance of these claims is Rs. 6,275 million (US$ 157 million).

The Income Tax Department has demanded income taxes on certain reimbursements made by the DoT. The Company has contested these demands in the ITAT. As of March 31, 2008, the income tax claim and interest was Rs. 629 million (US$ 16 million).

On account of disallowances of various claims / expenses in fiscals 2000, 2001 and 2002, penalty aggregating to Rs. 6,830 million (US$ 157 million) has been levied by the Indian Income Tax Authorities which has since been reduced to Rs. 4,926 million ( US $ 123 million) in the appeal filed before the first appellate authority. In respect of the penalty amount confirmed by the first appellate authority, the Company has filed an appeal before the Income-tax Appellate Tribunal. If the decision is not made in favour of the Company, there would be a negative impact on the Company in the amount of Rs. 4,926 million (US $ 123 million). Further, against the penalty amount deleted by the first appellate authority in the amount of Rs. 1,904 million (US $ 48 million) the Income-tax Department. has also filed an appeal before the Income-tax Appellate Tribunal which if decided against the Company, there would be a negative financial impact on the Company of Rs. 1,904 millions ( US $ 48 million).

The Income-tax dept. has disallowed in the fiscal year 2001 and 2002 Rs.5,128 million and Rs.52 million respectively towards the Company’s write off in its books of accounts of its investment in the equity shares of ICO Global Communications Inc. , which has since been contested and on which income-tax liability including interest works out to Rs. 1,077 million (US $ 27 million)

c) License Fees

Under its ILD license agreement with the DoT, the Company pays a license fee based on a percentage of its AGR. The percentage is currently 6 percent. The Company has been in a dispute with the DoT concerning the computation of AGR, and in particular whether certain items of revenue and certain items of costs should be excluded. The Company believes that income from non-licensed and financial activities (such as interest on investible surplus, interest on income tax refunds, dividends, profit on sale of investments, rental income and income from TV uplinking services which includes transponder lease to TV broadcasters), as well as charges passed on to other service providers for voice and data services (such as charges for use of network elements such as domestic bandwidth, space segments and port charges) should be excluded. The Company has filed a petition with the TDSAT seeking clarification of the definition, and TDSAT stayed the DoT’s order pending a hearing on the matter. TDSAT had asked the TRAI to reexamine the definition and rendered its final verdict on August 30, 2007.

The TDSAT’s final verdict included the following:

•	Income from dividends to be excluded from AGR

•

Interest earned on investment of savings made by the licensee after meeting liabilities (including liability on account of the share of the Government of India in gross revenue) to be excluded, with only interest earned on investment of funds received by way of deposits from customers being included in AGR

•	Capital gains on account of profit on the sale of assets, immovable properties, securities, warrants or debt instruments to be excluded from AGR

•	Gains from foreign exchange rates fluctuations to be excluded from AGR

•	Revenue from reversal of provisions like bad debts and taxes to be excluded from AGR and revenue from reversal of vendors’ credit to form part of AGR

•	Income from property rent to be excluded from AGR unless such receipts have come from ‘establishing, maintaining and working of telecommunications’

•	Payment for domestic bandwidth, space segments, port charges, etc to form part of AGR

•	Revenue from stand alone sale of handsets and telecom equipment which is not bundled with telecom service to be excluded from AGR

•	Income from TV uplinking service (which includes transponder lease to TV broadcasters) to be excluded from AGR

•	Bad debts, waivers or discounts to be excluded from AGR

•	TDSAT has made the order effective from the date the service providers approached it.

Consequently, the DoT has recomputed license fees liability based on TDSAT judgment for fiscal year

2002, 2003 and 2004 and accordingly an amount of Rs. 1,740 million is levied towards license fees liability and interest thereon along with an amount of Rs.1,150 million towards penalty and interest on penalty. The Company has challenged the TDSAT verdict in the Honorable Supreme Court of India.

The Company has also filed a petition in TDSAT on the matter of the applicability of the penalties under ILD and NLD license agreements under the contention that Section 20A of the Indian Telegraph Act prescribes a ceiling of Rs. 500 per week for penalty charges and Section 74 of the Contract Act limits the amount of the penalty to penal interest only, which means that the lump sum penalty of 50 percent of shortfall in the payment of license fees (150 percent) prescribed under ILD/NLD licenses would violate the

Indian Telegraph Act as well as Contract Act. The matter is currently subjudice, pending hearing in TDSAT.

Meanwhile the Company has made a payment of Rs. 2,950 million against the demand raised by the DoT for fiscal 2002, 2003 and 2004. The Company accrued on its financial statements the full amount of license fees liability and interest thereon based on the assessment order, however no accrual is made for penalty and interest as the matter is subjudice. For the current year, the Company accrued on its financial statements license fees in accordance with final verdict of TDSAT dated August 30 2007. The Company has paid license fees from the first quarter of fiscal 2005 onwards, in accordance with a legal opinion received by the Company which upholds its position. The amounts accrued and paid in fiscal years 2003, 2004, 2005, 2006, 2007 and 2008 under ILD and NLD licenses were as follows:

		(Rs. in million)
Fiscal Year	Fees Accrued	Fees Paid *
2003	4,037	3,967
2004	2,734	2,488
2005	2,811	1,622
2006	1,932	1,776
2007	1,053	847
2008	807	700

*	Includes payments made subsequent to fiscal year end

29.	Post Balance Sheet Events

a.	Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of Tata Communications India prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of fiscals 2007 and 2008, the amounts available for distribution, net of dividend tax, are Rs. 16,179 million and Rs. 17,456 million, respectively. Subsequent to March 31, 2008, the Board of Directors recommended a dividend of Rs. 4.5 per equity share, which has been approved by the shareholders in the Annual General Meeting, held August 2, 2008.

b.	Subsequent to the year end, Tata Communications announced two significant emerging market initiatives. It has entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) to acquire their 30% interest in Neotel, the second telecommunications network operator in South Africa. The Company, along with Tata Africa, will hold an effective 56% stake in Neotel after the closing of this transaction, which is subject to certain conditions precedent.

Tata Communications, through a subsidiary, has entered into an equity joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC), to acquire a 50 % stake in CEC. This transaction remains subject to certain approvals from the Chinese government and its regulatory authorities.

c.	Subsequent to the year end the Company has subscribed to the capital clause of Memorandum of association of a new company M/s Banking ATM Infra Solutions Limited which is intended to be 100% owned subsidiary of Tata Communications Limited.

d.	Subsequent to the year end, the company has received Rs. 793 million towards reimbursement of NLD License fees from Department of Telecommunications, Government of India.

e.	Subsequent to March 31, 2008, the Company has further acquired 33 million preference shares of Sepco Communications (Proprietary) Limited. The par value of the preference shares issued was 0.01 Rand, with a share premium of 0.99 Rand per share.