Form 20-F
period 2009-03-31
TATA COMMUNICATIONS LTD
filed 2009-10-15
CIK 1116134

As filed with the Securities and Exchange Commission on October 15, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2009

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

Sanjay Baweja

Tel No: +91-22-6657 8765

Facsimile: +91-22-6725 9029

Address: 6th floor, B Tower, Plots C21& C36, ‘G’ Block,

Bandra Kurla Complex, Mumbai-400 098, INDIA

(Name, telephone, facsimile number and address of company contact person)

VSB, Mahatma Gandhi Road, Fort, Mumbai—400001, INDIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares*	New York Stock Exchange
Equity Shares, par value Rs. 10 per share**

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company”, “our Company” and “Tata Communications” are to Tata Communications Limited and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to Tata Communications Limited.

Teleglobe and the Teleglobe logos are registered trademarks of Tata Communications (Bermuda) Limited in the United States and/or other countries. All rights are reserved. Tata and Tata Communications are registered trademarks of Tata Sons Limited used under license by Tata Communications Ltd. and its subsidiaries world-wide. This Form 20-F refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

All conversion from Indian rupees to US Dollars are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by Federal Reserve Bank of New York for custom purposes which was Rs. 50.87 per $1.00 on March 31, 2009. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

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

These forward-looking statements include, among others, statements concerning:

•	our communications and information services business, its advantages and our strategy for continuing to pursue our business;

•	anticipated development and the launch of new services in our business;

•	anticipated dates on which we will begin providing certain services or reach specific milestones in the development and implementation of our business strategy;

•	growth and recovery of the communications and information services industry;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

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

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2007, 2008 and 2009 and the selected balance sheet data as of March 31, 2008 and 2009 are derived from our audited financial statements and related notes included in this Form 20-F, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm.

Our selected income statement data for the fiscal years ended March 31, 2005 and 2006 and our selected balance sheet data as of March 31, 2005, 2006 and 2007 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2009 has been translated into US Dollars for your convenience.

Year ended March 31,

	2005		2006		2007		2008		2009		2009
Income Statement Data	(Millions of Rs.) (1)										(Millions of US $)
Operating revenue
Revenues from telecommunication services		32,448		45,456		85,977		82,331		97,295		1,913
Cost of revenues:
Network and transmission costs		18,167		23,589		51,445		46,717		51,201		1,006
License fees		2,815		2,003		1,087		848		863		17
Total cost of revenues		20,982		25,592		52,532		47,565		52,064		1,023
Other operating costs:
Depreciation and amortization		2,308		5,249		6,966		7,358		10,180		200
Other operating costs		6,263		13,714		23,037		27,200		30,394		598
Operating income		2,895		901		3,442		208		4,657		92
Non-operating income (expense), net:
Gain on sale of investments		5,523		77		17		145		4,289		84
Interest income from banks and others		529		315		63		100		491		10
Interest expense		(1)		(382)		(1,380)		(1,469)		(2,732)		(54)
Other non-operating income, net		399		1,953		2,380		1,934		971		19
Total non-operating income (expense), net		6,450		1,963		1,080		710		3,019		59
Income / (loss) before income tax		9,345		2,864		4,522		918		7,676		151
Income tax (expense) / benefit		(2,575)		(1,932)		(2,807)		(1,280)		(2,430)		(48)
Dividend tax		(168)		(240)		(180)		(218)		(218)		(5)
Equity in net loss of equity method investees		(4,156)		(70)		(96)		(393)		(1,120)		(22)
Minority Interest		—		—		—		(1)		(22)		—
Net income / (loss)		2,446		622		1,439		(974)		3,886		76
Basic Earnings/(Loss) per Equity Share	Rs.	8.58	Rs.	2.18	Rs.	5.05	Rs.	(3.42)	Rs.	13.64	US$	0.27
Weighted average number of Shares outstanding(2)		285		285		285		285		285		285
Basic Earnings/(Loss) per ADS (where each ADS represents two Shares)	Rs.	17.16	Rs.	4.36	Rs.	10.10	Rs.	(6.84)	Rs.	27.28	US$	0.54
Dividends per share	Rs.	4.50	Rs.	6.00	Rs.	4.50	Rs.	4.50	Rs.	4.50	US$	0.09
Other Financial Data
Net cash provided by operating activities		3,069		9,635		6,192		10,401		14,724		289
Net cash used in investing activities		(1,010)		(18,214)		(12,074)		(16,674)		(35,116)		(690)
Dividends		(1,283)		(1,710)		(1,283)		(1,283)		(1,283)		(25)
Net cash (used in)/provided by financing activities		(1,913)		12,612		3,806		6,738		22,548		443

As at March 31,

Balance Sheet Data	2005	2006	2007	2008	2009	2009
	(Millions of Rs.)					(Millions of US $)
Total assets	70,495	112,477	119,522	136,323	192,333	3,781
Total debt	—	19,427	24,082	30,420	60,229	1,184
Accounts payable	8,744	19,956	18,152	22,245	34,063	670
Accrued expenses and other liabilities	8,509	20,928	24,980	32,841	45,524	895
Total liabilities	17,253	60,311	67,214	85,506	139,816	2,749
Total shareholders’ equity	53,242	52,166	52,308	50,785	52,467	1,031
Total liabilities and shareholders’ equity	70,495	112,477	119,522	136,323	192,333	3,781

Notes:

(1)	Except per share data.
(2)	In millions.

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s equity shares (“Shares”) on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depository Shares (“ADS”) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depository of any cash dividends paid in Indian Rupees on the Shares represented by the ADS.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian Rupees for which one US Dollar could be exchanged based on the foreign exchange rates certified by the Federal Reserve Bank of New York for customs purposes. The column titled “Average” in the table below is the average of the certified foreign exchange rates on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period
	End (Rs.)	Average (Rs.)	High (Rs.)	Low (Rs.)
2009	50.87	46.32	51.96	39.73
2008	40.02	40.00	43.05	38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.21	46.26	43.05
2005	43.62	44.87	46.45	43.27

The following table sets forth the high and low exchange rates for the previous six months and are based on the foreign exchange rates certified by Federal Reserve Bank of New York on each business day during the period:

Month	High (Rs.)	Low (Rs.)
April 2009	50.48	49.55
May 2009	49.75	46.95
June 2009	48.50	46.78
July 2009	49.16	47.75
August 2009	48.90	47.27
September 2009	49.05	47.75

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption “Cautionary Language Concerning Forward-Looking Statements” you should carefully read the matters set forth below. The Company believes that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control and therefore also to predict an outcome.

You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business.

Reductions in prices for communications services in India and worldwide have had and are expected to continue to have an adverse effect on our results of operations and financial condition.

On October 1, 2008, the Telecom Regulatory Authority of India (“TRAI”) eliminated entirely (following an earlier partial reduction) the access deficit charge (“ADC”)—a charge that had been levied historically to make up for below-cost monthly rentals and local call services provided for fixed telephones. In addition, telecommunications tariffs in India have declined significantly in recent years as a result of increased competition. Peak international call tariffs have declined from Rs. 48 (US$0.94) per minute in 2002 to Rs. 9.10 (US$0.18) per minute in 2009. Market pricing for international wholesale voice telecommunications services continues to see annual declines between 5% and 10%. We expect that the prices for our communications services in India and worldwide will continue to decrease:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as our traffic volumes increase because many of our customer agreements provide for volume-based pricing or contain other provisions for decreases in prices;

•	as a result of technological advances; and

•	as a result of synergies realized through strategic acquisitions by us and our competitors.

Even though the elimination of the ADC and the decline in tariffs has resulted in a traffic volume growth spurt, they have, and are expected to continue to, materially and adversely affect our revenues. Revenues from our wholesale voice business (which constituted 51.60% and 56.71% of our total revenue in fiscal 2009 and fiscal 2008, respectively) increased to Rs. 50,207 million (US$987 million) in fiscal 2009 from Rs. 46,687 million in fiscal 2008.

Intensifying competition in the Indian telecommunications sector may continue to adversely affect our business.

We have faced a number of new competitors to our international long distance (“ILD”) business, particularly since the Government of India (“GoI”) relaxed the licensing conditions and reduced the entry fees for ILD and NLD services in January 2006 (from Rs. 250 million and Rs. 1 billion, respectively, to Rs. 25 million and Rs. 25 million, respectively). For example, Bharat Sanchar Nigam Limited (“BSNL”) has already begun offering its own ILD services, which has not only resulted in BSNL exchanging traffic with international carriers directly via its own cable infrastructure, but has also resulted in a downward renegotiation of the fees we are entitled to receive from BSNL under our March 2004 infrastructure sharing agreement with BSNL and a decrease in fee-generating traffic under that agreement. Mahanagar Telephone Nigam Limited (“MTNL”) has also announced plans to start offering ILD services shortly. We have had to resort to steep rate cuts to remain competitive with these new market players.

There are also an increasing number of players offering various forms of data products, a business in which we have historically been a market leader.

Further, on April 1, 2002, the GoI permitted internet service providers (“ISPs”) to offer telephone services through the Internet, and the TRAI has recently recommended further relaxing the restrictions on Internet telephony in India. Because of low ILD rates and the limited penetration of computers in India, competition from this sector has been minimal so far, but could increase in the future.

As a result of delays in the implementation of the new Carrier Access Code regime in India, many of our end customers do not have the right to choose to use our services, even if we offer the most competitive rates and best quality; other telecommunications providers, including certain of our direct competitors, must choose to use our services.

Currently, access providers (including competitors such as BSNL, MTNL, Bharti, Vodafone and Reliance), which own or control the access telephone networks in India (through which all international calls that we carry that either originate or terminate in India must pass) must choose to use our ILD or NLD services. Until 2002, we had a monopoly on the provision of ILD services, and, until 2004, we were the exclusive provider of ILD services for BSNL and MNTL, but since then we have had to compete for business from the access providers in the open market.

The GoI has proposed a Carrier Access Code (“CAC”) regime, which would give the end customer the right to choose its NLD or ILD carrier, based on rates and quality. Long distance operators would also be able to provide a choice of carriers to consumers through calling cards. However, the implementation of the CAC regime has been delayed for technical reasons and the timeframe for implementation remains unpredictable. Even if the CAC is implemented, there can be no assurance that end-users would choose us as their preferred carrier.

We need to continue to increase the volume of traffic on our network or we will not generate profits.

We must continue to increase the volume of voice, Internet, data, and video transmissions on our network both in India and worldwide in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network, particularly since certain of our costs (such as repair and maintenance costs) are fixed.

Illegal international telephony operators have adversely affected our call volumes.

Illegal operators in India offer cheaper services since they do not pay license fees, taxes or the IUC or any other regulatory fees. According to market estimates, these illegal operators have captured approximately 15% of the incoming ILD traffic into India.

Telecommunications carriers that we do business with could suffer from decreasing margins and financial distress, which may negatively impact our business.

Several telecommunications carriers that we do business with have in the recent past suffered from reduced profit margins and other significant financial pressures. Some of these companies have been acquired and are undergoing restructurings of their businesses. There is no assurance that we will continue to derive business from these carriers. Further, if any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us.

Our mobile global roaming business may be adversely affected by changing technologies.

Our wireless mobile global roaming business provides roaming services for GSM, Integrated Dispatch Enhanced Network (“iDEN”), Universal Mobile Telecommunications System (“UMTS”) and Enhanced Specialized Mobile Radio (“ESMR”) networks around the world. However, it may be more difficult for us to provide roaming between other networks, including networks based on third generation (“3G”) standards, because our service may not be able to work with such other networks to identify the locations and profiles of mobile subscribers. As roaming services on these other networks become more prevalent, demand for our services may be reduced.

Our international operations and investments expose us to risks that could materially and adversely affect our business.

We have operations and investments outside of India and the United States, as well as rights to undersea cable capacity extending to other countries that expose us to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	difficulty in enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries exceeding those in India and the U.S.;

•	fluctuations in foreign currency exchange rates;

•	withholding requirements or the imposition of tariffs, exchange controls or other restrictions on foreign earnings;

•

difficulties and costs of compliance with foreign laws and regulations that impose restrictions on our investments and operations, and penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in Indian and U.S. laws and regulations relating to foreign trade and investment.

Failure to complete development, testing and introduction of new services, including managed services, could affect our ability to compete in the industry.

We continuously develop, test and introduce new communications services so that we can compete for new customers and in new segments of the communications business. Sometimes the introduction of new services requires the successful upgrade or development of new technology, which may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, our new service offerings may not be widely accepted by our customers. If we are not able to successfully complete the development and introduction of new services, including new managed services, in a timely manner, our business could be materially and adversely affected.

Our technical infrastructure is vulnerable to damage, interruptions or failures which may result in reduced traffic, reduced revenues and harm to our reputation.

Our technical infrastructure is vulnerable to damage or interruptions caused by earthquakes, floods, storms, fires, power outages, war, riots, intentional misdeeds and other similar events. In particular, a major part of our international traffic is routed through undersea cable systems as well as through cable systems between different countries. These cables are prone to damage, including cable cuts. Any serious damage to major cables or simultaneous multiple cable failures could seriously disrupt traffic, which might lead to losses in revenue and adversely affect our reputation.

In addition, natural information technology system failures (hardware or software), human error or computer viruses may affect the quality of our services and cause temporary service interruptions. Currently, there is an increased risk of failure of our information system because we are installing new applications and software relating to billing and customer relationship management on an accelerated basis. These types of events could result in customer dissatisfaction and reduced traffic and revenues.

Our growth may depend upon our successful integration of acquired businesses.

We have made significant acquisitions in recent years, including the acquisitions of Tyco Global Network and Teleglobe. The integration of acquired businesses involves a number of risks, including:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	regulatory restrictions imposing a constraint on optimal designs for integration of OSS-BSS systems;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations; and

•

difficulties in the integration of departments, systems (including accounting systems) technologies, books and records and procedures, as well as in maintaining uniform standards, controls (including internal control over financial reporting), procedures and policies.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services.

If technology that is necessary for us to provide our services is held under patent by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at all or at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and offering products and services incorporating the technology. Any use by us of such technology without a license could cause us to become subject to litigation, which could:

•	be time-consuming and expensive regardless of the merits;

•	divert attention and resources away from our daily business;

•	impede or prevent delivery of our products and services; and

•	require us to pay significant royalties, licensing fees and damages.

Our profitability may be adversely affected if we become the victim of fraud or theft of services.

The industry in which we operate has incurred losses in the last several years due to fraud. Although we have implemented various measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic Indian telecommunications markets.

Our business may be adversely affected if we cannot fulfill our commitments under significant contracts.

We have entered into a number of significant contracts with certain of our wholesale voice and enterprise and carrier data customers. Failure to meet our commitments under these contracts could result in financial losses and damage our reputation. Our five largest customers collectively accounted for 14% of our revenues in fiscal 2009 and if, due to any reason, we lose any of our major customers or they terminate the agreement entered into with our Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

Our profitability may be adversely affected if certain revenue share disputes are decided against our Company.

We are required to pay a certain percentage of our adjusted gross revenue (“AGR”) to the telecom licensor in India under the terms of our license. We are involved with the licensor in a dispute resolution process under Indian telecom regulations about the definition of AGR. If the matters in dispute are decided against us, we will be required to pay a substantially higher amount that we presently do under the license. See “Item 4.”

If certain tax claims made by the Indian tax authorities against us are upheld, our financial condition would be adversely impacted.

Over past fiscal years, the Company has made certain tax holiday and expense claims based on our understanding of the tax laws as reinforced by legal precedent and legal advice received from external tax counsel. The Indian Tax Authority has not accepted our claims and in few instances has levied penalties against the Company. We have challenged the position taken by the Indian Tax Authority, which are at various stages of adjudication. If all of these disputes are decided against us, we could have an adverse financial implication of Rs. 17,745 million. For significant disputes see “Item 8”.

We may not receive additional compensation from the GoI for the early termination of our monopoly on international telephony services.

On April 1, 2002, the GoI allowed private operators to start offering ILD services, thereby terminating our monopoly on offering such services two years ahead of schedule. The GoI compensated us with a package of benefits. The GoI had given an assurance prior to the termination of our monopoly that it would consider additional compensation if it found this necessary following a detailed review. However, prior to the termination of our monopoly, the GoI announced that it viewed the package of benefits that it gave to us as the full and final settlement of all claims arising out of the early termination of our ILD monopoly. We have been pursuing the GoI to consider providing us with additional compensation. There can be no assurance that our claim will be successful or that we will receive any additional compensation from the GoI, or if we do receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the GoI, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

We must obtain telecommunications licenses from the Department of Telecommunications (“DoT”). The DoT retains the right to modify the terms and conditions of our licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on our business and prospects. The DoT is empowered to revoke a license granted by it for any breach of the license conditions.

We must also annually obtain various radio spectrum operating licenses from the Wireless Planning and Co-ordination Wing of the Ministry of Communications (“WPC”). The non-renewal or modification of these licenses, or punitive action by the GoI for continuing these services without renewal of the licenses, could adversely affect us.

In addition, approval of the TRAI is required for all our new pricing initiatives and product launches.

Any disputes between us and the GoI regarding the terms of our telecommunications licenses, as well as any dispute between us and the other service providers in India, is required to be adjudicated by the Telecom Disputes Settlement Appellate Tribunal (“TDSAT”). Failure to follow TDSAT orders may lead to the imposition of fines and other punitive actions.

Regulatory decisions and changes in the regulatory environment in the jurisdictions in which we do business could adversely affect us.

We have interests in a large number of geographic areas throughout the world and must comply with an extensive range of requirements that are meant to regulate and supervise the licensing, construction and operation of telecommunications networks and services. These requirements are likely to increase with our overseas expansion. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws that apply to the telecommunications industry. We cannot provide any assurances that governments in the countries in which we intend to operate will issue or renew licenses we need on acceptable terms or at all.

Furthermore, some of the jurisdictions where we provide services have little, if any, written regulations governing our operations. The written regulations and guidelines that do exist in a jurisdiction may not specifically address our operations. It is possible that one or more governmental agencies will disagree with our interpretation of existing laws or regulations and assert that our operations are not in compliance with those laws or regulations. In that event, it is possible that the governmental agency might initiate an enforcement action or impose restrictions on our operations which could have a material adverse effect on our operations.

We have incurred substantial debt which could adversely affect us.

We incurred additional debt in fiscal 2009 primarily to finance our capital expenditures. As of March 31, 2009, the outstanding principal amount of our indebtedness was Rs. 60,229 million (US$ 1,184 million) as opposed to Rs. 30,420 million as on March 31, 2008. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our existing indebtedness, which would increase our total debt.

The significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing;

•	accelerated maturity of some or all of our outstanding indebtedness in the event we are unable to meet the financial covenants contained in our debt agreements;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, such as operating costs, capital expenditures, or dividends;

•	sales of our debt or equity securities or core assets, possibly on unfavorable terms, to meet payment obligations;

•	less flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and

•	competitive disadvantage if our competitors do not have as much debt as us.

Termination of relationships with key suppliers could cause delays and costs.

We are dependent on key third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components of our network. We are also dependent on key suppliers to repair and maintain our extensive undersea and other cable assets. If any of these relationships is terminated or a key supplier fails to provide reliable services or equipment, we might be unable to obtain suitable alternative arrangements quickly and consequently could experience significant delays and additional costs.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may expose us to liquidity and execution risks.

We have made substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. We spent approximately Rs. 31,336 million (US$616 million) on capital expenditures in fiscal 2009 and we expect our capital expenditures in fiscal 2010 to be approximately Rs. 39,272 million. Our capital expenditures may increase in the future because of cost overruns or delays in our projects or as we strive to offer new services, improve our capabilities, and remain competitive. Recent uncertainty in the international credit markets, including the downturn in the United States sub-prime mortgage market, may adversely affect our ability to obtain this capital when needed or on terms that are attractive. Even if we are able to make all of our planned capital expenditures, telecommunications technology evolves rapidly so there can be no assurance that any of our investments in new technology will have a positive impact on our financial results.

The absence of a robust business continuity plan could affect our business adversely.

Our operations are dependent on various information technology systems and applications which may not be adequately supported by a robust business continuity plan, which could seriously impact our business in the event of a disaster of any nature.

It is increasingly costly for us to comply with new and changing corporate governance and public disclosure requirements.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (“SEBI”) rules and regulations, and Indian stock exchange listing regulations are creating uncertainty for companies like ours because they sometimes lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

Additionally, because of significant acquisitions and changes in our services and business, we may face difficulties and increased costs in sustaining such compliance.

Our efforts to comply with evolving corporate governance and public disclosure laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers.

Our business may be adversely affected by any slowdown in economic growth in India, the United States or other countries where we conduct business or by a slowdown in the growth of the IT sector.

The growth of telecommunications traffic is related to general economic growth and slowdowns in the economy could result in slower growth rates in telecommunications traffic. Economic slowdowns in India and the U.S. pose the greatest risk for us because approximately 32.87% and 17.15% of our operating revenues were from India and the United States, respectively, during fiscal 2009. Commencing in 2007 and continuing into 2009, the U.S. securities markets have experienced significant deterioration and volatility and the liquidity of U.S. credit markets have substantially tightened, which has had negative repercussions on the global economy. These developments could continue to present risks for an extended period of time for us, including a potential slowdown in our sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect our revenues as well, because the IT sector is a major contributor to our telephony and leased channel revenues.

A substantial portion of our assets are located in India and our equity is listed on the Indian stock exchanges. Accordingly, our performance and the market price and liquidity of our equity may be affected by changes in exchange rates and controls, interest rates, government policy, taxation and other political, economic or social developments in or affecting India.

Since 1991, successive governments in India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the GoI and state governments in the Indian economy as producers, consumers and regulators remains significant in ways that affect all Indian companies, including us.

India has had frequent changes in government since 1996. Political instability could result in changes in policy, delay reforms of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including the Shares, and consequently the ADSs.

Terrorist attacks and other acts of violence or war involving India, the United States and other countries could adversely affect the financial markets and our business.

Terrorist attacks and other acts of violence or war may negatively affect the Indian markets where the Shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence and make travel more difficult.

Also, as a result of such events, India, the United States or certain other countries where our Company has or may have major business interests may enter into armed conflict with other countries. The consequences of any potential armed conflicts are unpredictable. In addition, India has from time to time experienced unrest relating to religious and political differences within India’s population, as well as with its neighboring country Pakistan.

Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international and Indian financial markets or economic conditions or on the GoI’s policy, thereby disrupting communications. Such political tensions could create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse impact on our business, or the market price of the Shares and ADSs.

Conditions in the Indian securities markets may affect the price or liquidity of the Shares and ADSs.

The Indian securities markets are smaller in terms of trading volume and more volatile than the securities markets in the United States and certain European and other countries. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. It is generally perceived that there is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other market participants than in securities markets in the United States and certain European and other countries.

The Indian stock exchanges have experienced trading interruptions in the past because of regulatory interventions and operational issues. If these interruptions were to recur, it could affect the market price and liquidity of the securities of Indian companies, including the Shares and ADSs. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they do, it could affect the market price and liquidity of the Shares and ADSs.

We and you may be subject to potential losses arising out of risks associated with the conversion rates between the Indian rupee and foreign currencies.

Fluctuations in the exchange rate between the Rupee and the Dollar will affect, among other things, the Dollar equivalents of the price of our Shares in Rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of the Shares in India.

Fluctuations in the exchange rate between the Rupee, the SDR (or “Special Drawing Rights”, which are based on a basket of key international currencies and are frequently used in foreign currency payment settlements) and other currencies also affect the Rupee amount of foreign currency settlement payments received by us from, and paid by us to, foreign telecommunications administrations and for imported equipment and technology.

You may not be able to enforce a judgment of a foreign court against us.

We are organized under the laws of India. All of our directors and officers are India nationals and all or a significant portion of the assets of all of the directors and officers and a substantial portion of our assets are located in India. As a result, it may be difficult for investors to effect service of process on us or such directors or officers outside India or to enforce judgments against them obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws.

Dealings with telecommunication service providers in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us.

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

As a major provider of international telecommunications services to customers in India, we enter into interconnection agreements with communications providers around the world. We have entered into agreements with providers located in certain of such countries, and entered into arrangements to facilitate the carrying of telecommunications traffic to and from such countries, and we may do so in the future.

We are substantially owned by some of the Tata Group companies and the GoI who have significant rights in relation to the election of our board of directors and may have interests which conflict with those of our other shareholders, including holders of the ADSs.

As of March 31, 2009, 50.09% of our outstanding equity was held by Panatone Finvest Limited and other Tata group companies, and 26.12% was held by the GoI. Panatone Finvest Limited, certain other Tata group companies and the GoI are parties to a Shareholders’ Agreement (the “SHA”) pursuant to which they have agreed on certain matters with respect to our governance and operation, including the composition and election of our board of directors. As a result of their equity holdings and the SHA, Panatone Finvest Limited and the GoI together control all matters submitted to shareholders, including the election of directors. They also have significant control over the matters that come up for consideration at the meetings of our board of directors. There can be no assurance that the interests of Panatone Finvest Limited and the GoI will not differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the GoI of our shares may adversely affect our share price.

As of September 30, 2009, the GoI’s stake in our Company was 26.12%. If or when the GoI decides to reduce its stake in our Company, the manner in which the GoI decides to reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the price of the Shares.

We may face potential conflicts of interest relating to our principal shareholder.

Our principal shareholder is part of the Tata group of companies which have diverse business activities and interests. The Tata group or their affiliates could engage in activities, or seek opportunities, that are or could be in competition with our activities or interests. In particular, the Tata group has interests in other companies in the telecommunications sector, such as Tata Teleservices Limited.

Disagreements between the Tata group of companies and the GoI concerning our activities could result in a deadlock, which could adversely affect our business.

Panatone Finvest Limited, certain other Tata group companies and the GoI have agreed in the SHA that we shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. Panatone Finvest Limited, the other Tata group companies and the GoI have also agreed not to transfer their shares in our Company without giving the other certain rights of first refusal and tag-along rights. In the event that Panatone Finvest Limited, the other Tata group companies and the GoI fail to agree on any such matter, their disagreement could result in us not taking advantage of a potential opportunity. Further, any disagreement in relation to raising funds through non-debt sources could result in an inability to implement our capital expenditure plans efficiently.

The demerger of surplus land held by us may not be completed on satisfactory terms.

Under the terms of the SHA, Panatone Finvest Limited agreed to cause us to demerge certain land that we own but were not actively using into a separate company. No time period was specified in the agreement for such demerger. We, Panatone Finvest Limited and the GoI are currently discussing various options in connection with the demerger. Until such time as the demerger takes place, the lands are under our possession and upkeep. We cannot predict if the demerger will take place or the expenditure that we might have to incur for the security, upkeep and maintenance of the surplus land. Further, we may have to bear significant costs, including taxes and duties, relating to the demerger, and we cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on our financial condition.

Holders of ADSs have no voting rights.

Investors in ADSs have no voting rights, unlike holders of Shares. It is contemplated that the Bank of New York Mellon, as depositary for the ADSs (the “Depositary”) will exercise its right to vote the Shares represented by ADSs as directed by our board of directors. Investors may withdraw the Shares underlying the ADSs and seek to vote the Shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (representing 21% of the issued and outstanding Shares) as of March 31, 2002 to approximately 24 million (representing 8.70% of the issued and outstanding Shares) as of March 31, 2009. This may affect the liquidity of the market for the ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Shares to trade at a discount or premium relative to the market price of the ADSs.

Until recently, under Indian law it was not permitted for a depositary to accept deposits of outstanding equity shares and issue ADSs evidencing such shares. Thus, an investor in ADSs who surrendered an ADS and withdrew equity shares would not be permitted to redeposit those equity shares to obtain ADSs, nor would an investor who purchased equity shares on the Indian market be permitted to deposit them in the ADS program. The GoI has recently permitted two-way fungibility of ADSs. However, this is still subject to sectoral caps under regulations governing foreign direct investment (“FDI”) in India, compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993, periodic guidelines issued by the GoI and registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Shares to trade at a discount or premium to the ADSs.

An investor in the ADSs may not be able to exercise preemptive rights for additional Shares and may thereby suffer dilution of his or her equity interest in us.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentage prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to prepare and file such a registration statement and our decision on whether to do so will depend on the costs and potential benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, that the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the shares represented by their ADSs, their proportional interests in us would be reduced.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services.

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

Our operations and profitability may be adversely affected if the funding required for the plans is delayed

The Company is dependent on its promoter shareholders i.e. the Strategic Partner and the Government of India, agreeing to the proposals for raising non-debt funds such as subscription to the new shares or monetization of certain assets. This dependency arises in view of the provisions of the Share Purchase Agreement (“SPA”) among the Strategic Partner, the Government of India and the Company and the provisions of the Articles of Association of the Company. If the promoter shareholders do not agree to such proposals for any reason, the Company may not be able to implement its capital expenditure plans efficiently and, as a result, its operations and profitability may be adversely affected.

Currency and exchange rate fluctuations could adversely affect our results of operations.

We incur network and other expenses and sell our products in various countries outside India. These transactions are denominated in foreign currencies, primarily the US Dollar, Canadian Dollar and Euro. Moreover, we have outstanding foreign currency denominated debt and hence we are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Weakening of the rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

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

Commencing in 2007 and continuing into 2009, certain adverse financial developments have impacted the U.S. and global financial markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers in the financial sector.

ITEM 4.	INFORMATION ON THE COMPANY

Tata Communications Limited, formerly known as Videsh Sanchar Nigam Limited, provides a wide range of telecommunications products and services in approximately 240 countries and territories around the world. Incorporated in 1986, the Company has quickly become a significant global player in the highly competitive telecommunications industry. Over the past several years, the Company has restructured itself from a pure long distance service provider in India to one of the leading integrated communications solutions providers globally. The Company has transformed itself into a global player through a series of organic as well as inorganic growth strategies, while maintaining its focus on wholesale voice services.

Today, the Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks in the world. The Company’s customer base includes approximately 1,500 global carriers and service providers, 450 mobile operators, 10,000 enterprises, 300,000 broadband and internet subscribers and 500 Wi-Fi public hotspots. The Company’s global transmission network of over 210,000 route kilometers and its IP core with over 300 points of presence, enable a range of services that include traditional TDM voice, VOIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centre, co-location, managed network, managed services, managed hosting, managed storage, mobile signaling and other IP-related services.

The Company’s Internet website address is http://www.tatacommunications.com. Information on the Company’s website is not incorporated into and should not be considered a part of this document. The Company’s registered office is at VSB, Mahatma Gandhi Road, Fort, Mumbai 400 001, India (and its telephone number is +91-22-6657 8765). The process agent for the Company’s ADR facility is State Bank of India, New York office, 460 Park Avenue, New York, 10022

History and Development of the Company

The Company was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government of India until 1992 at which time the Government of India sold 12 million shares it owned in the Company to various financial institutions in India. During 1997 and 1999, the Government also sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”). These GDRs were converted into ADRs (also referred to herein as American Depository Shares or ADS) upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

In February 2002, through a competitive bidding process, the Government of India selected Panatone Finvest Ltd., a Tata Group company, as the strategic partner for the sale and purchase of 25% of the then outstanding voting capital of the Company from the Government of India. By virtue of this transaction, the Government of India’s holdings in the Company were reduced to 27.97% and the Company ceased to be a Government of India enterprise. Other Tata companies have since made open market purchases of the Company’s equity shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2009 was approximately 50.09% and that of the Government of India was approximately 26.12%.

On March 31, 2002, the Company’s monopoly in International Long Distance (“ILD”) in India terminated pursuant to a notice of early termination issued by the Government of India. With effect from April 2002, the Government of India began to license new operators to provide international telephone services, who now compete with the Company in India.

In recent years, the Company has made a number of acquisitions. They include:

•

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator (Neotel). The Company through a wholly owned subsidiary incorporated in Singapore acquired 43.16% of SEPCO Communications Pty. Ltd (SEPCO), a company incorporated in South Africa which in turn owns 51% in Neotel. Neotel launched services on August 31, 2006. In January 2009, the Company through the same wholly owned subsidiary in Singapore acquired an additional 27% stake directly in Neotel.

•

On February 13, 2006, the Company acquired Teleglobe International Holdings Limited (“Teleglobe”). Teleglobe provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services. Teleglobe operates global telecommunication networks, has ownership interests in subsea and terrestrial cable systems and enables Internet connectivity through the use of satellites.

•

On February 28, 2006, the Company purchased the ISP business of Seven Star Dot Com Pvt. Ltd. (“Seven Star”). Seven Star has strengthened the Company’s last-mile access for Internet broadband services in high potential areas of Mumbai, India.

•

In June 2006, the Company acquired Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, Primus Telecommunications India Limited, now known as Tata Communications Internet Services Limited. The acquisition was completed on June 23, 2006.

•

During 2007, the Company entered into a joint venture agreement with the shareholders of China Enterprise Netcom Corporation Limited (“CEC”), whereby the Company agreed to acquire a 50% equity interest in CEC. CEC is a telecommunications services and integrated IT solutions provider that provides VPN connectivity services to 347 cities in China. CEC is headquartered in Beijing, China and has network reach throughout China, with no regional restrictions on its licensed service capabilities. The parties are currently obtaining regulatory approvals in respect of this transaction and it is expected to close in fiscal 2010.

•

In May 2008, the Company entered into a CDN Partnership Agreement with BitGravity, Inc. to establish a revenue share arrangement with BitGravity. BitGravity has built a next generation CDN technology for the broadcasting industry and large file download applications, which is optimized to deliver, HD-quality video on demand, live broadcasts, gaming downloads and applications for the Internet. The Company has installed a CDN platform in Europe, Asia and India (a total of 11 CDN nodes) which are owned and operated by the Company but equipped with BitGravity CDN technology. In August 2008, the Company invested $11 million in convertible debt issued by BitGravity Inc.

During fiscal 2008, the Company changed its name from VSNL to Tata Communications Limited. In fiscal 2008, the Company also signed a Brand Equity and Business Promotion Agreement (the “BEBP Agreement”) with Tata Sons Limited, the owners of the intellectual property rights for the brand and corporate name “Tata”. On 13 February 2008, the Company launched its new identity and brand name worldwide, integrating the former VSNL, VSNL International, Teleglobe and CIPRIS brands. The Company and its various wholly-owned subsidiaries world-wide operate under the single unified brand name of “Tata Communications”.

Business Strategy

The Company’s vision is to deliver a new world of communications to advance the reach and leadership of its customers. Its strategy is to build leading-edge IP-leveraged solutions advanced by its unmatched global infrastructure and leadership position in India and other markets where it competes. Toward this end, the Company provides a differentiated choice to retail, service provider and enterprise customers. That differentiated choice offers a growing range of services utilizing Internet protocol and other leading edge technologies and world class managed service offerings in established, emerging and underserved markets.

Adapting Business Model to a Changing Environment

The international wholesale voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to emerging mobile, web telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session. As the industry continues to consolidate, wholesale traffic is expected to grow with a renewed focus on customer support and quality of service. The Company is therefore focused on continued automation of much of its transactional systems and processes to better support the wholesale business, developing services that meet requirements from newly emerging retail segments, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the next five years (mobile, web telephony, ISP/broadband operators).

In June 2009, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., entered into a major global voice outsourcing agreement with the British Telecom Plc. The 5-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. Under the terms of the agreement, the Company will become BT’s exclusive supplier of International Direct Dial (IDD) outside BT’s own footprint countries (excluding some specific key accounts) and BT will become Tata Communication’s IDD sales channel for its non-major and non-strategic accounts in the UK. This sales channel could be expanded into a few other European countries if BT achieves pre-established targets in the UK. This agreement represents approximately 6 billion minutes per year that the Company will manage on behalf of BT representing approximately a 20% increase in the Company’s existing voice traffic volumes.

Continuing Leadership in India

Currently, the Company has leading market shares in voice and data transmission in India. In wholesale voice, the Company commands a 39% share in ILD incoming, and a 26% share of ILD outgoing services. In enterprise data services, the Company commands the largest share in India with a 23% market share.

On the consumer side, the Company has integrated its retail consumer offerings in India under a single package which provides access agnostic internet services along with a variety of internet enabled content and applications. The Company is also well positioned to take advantage of projected strong and sustained growth in broadband availability and subscriptions, with its wireless broadband access network.

Differentiated Enterprise Offerings

The Company intends to strengthen its position in network services and has recently introduced new products and services catering to the needs of corporate customers, such as corporate Internet telephony, bandwidth-on-demand and hosted contact centers. Additionally, the Company recently launched new services such as the telepresence virtual meeting room, content delivery networks, managed hosting and storage, managed messaging, managed security and other managed products and services.

Growth in Managed Services

The Company has introduced a number of Managed Services as part its offerings to enterprise customers on a global basis. Revenue from Managed Services has grown 60% in fiscal 2009 as against fiscal 2008. These services include:

•	IT Infrastructure Services

•	Colocation Services

•	Managed Hosting Services

•	Managed Storage Services

•	Security Services

•	CPE-Based Services

•	Cloud-Based Services

•	Professional Services

•	Application Services

•	Collaboration Services

•	Conferencing and Messaging Services

•	Telepresence

•	Hosted Contact Center Services

Strategic overseas expansion, greenfield ventures and acquisitions

The Company believes that its leading Indian market position, growing service offerings and deployment of leading-edge technologies together give it competitive advantages in emerging and underserved markets. With our global legacy-free infrastructure and on-the-ground presence in key markets, the Company aims to leverage its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The following is a breakdown of the Company’s revenues by geography:

For the fiscal years ended:	March 31, 2007		March 31, 2008		March 31, 2009
	(In millions)
India	Rs.	23,820	Rs.	35,448	Rs.	31,984	US$	629
United States Of America		18,714		17,817		16,683		328
United Kingdom		7,296		5,306		6,791		134
Canada		4,307		4,349		3,976		78
Rest of the world		31,840		19,411		37,861		744

Total	Rs.	85,977	Rs.	82,331	Rs.	97,295	US$	1,913

Africa

In 2008, the Company entered the South African market as a strategic partner to Neotel. The Company is also an anchor tenant on the privately owned SEACOM cable system, which will have landing sites in South Africa, Mozambique, Tanzania and Kenya in Africa, in Mumbai, India, and in Marseille, France. The Company through its 100% owned subsidiary TCTS, a leading provider of business transformation, telecom BPO and consultancy services, also manages the network administration, operations and maintenance functions of this SEACOM cable system. The Company is also actively pursuing partnerships in key African countries and in September 2009 announced a partnership agreement with AccessKenya to launch Tier 1 Internet Point of Presence in Kenya.

Asia

In 2008, the Company entered into an equity joint venture agreement with the shareholders of China Enterprise Corporation Ltd. (“CEC”) under which the Company agreed to acquire a 50% ownership interest in CEC. The joint venture will offer VPN and Internet access and operates data centers and other services in China. The parties are currently in the process of obtaining various regulatory approvals in connection with the Company’s investment in CEC. On September 10, 2009 the Company announced that it has extended its Ethernet service portfolio into China to provide market-leading Ethernet services to global enterprises and carriers wanting to connect China with major global business centers worldwide.

On August 18, 2009, the Company announced the completed installation, testing and commissioning of the TGN-Intra Asia (TGN-IA) Cable System, a 6700 km Undersea Cable System connecting Singapore, Hong Kong, Tokyo, Vietnam and the Philippines. The Company also has network and commercial network partnerships in Thailand, Nepal, Phillipines, Korea, Vietman, Singapore, Indonesia and Malaysia.

Middle East and North Africa

In the Middle East, the Company is a major investor and landing partner for the SMW3 and SMW4 cable systems that serve the region and is actively pursuing investment opportunities to expand the reach of it sub-sea cable infrastructure into the region. Furthermore, the Company has expanded its reach into the Middle East and North African enterprise market with strategic partnerships for network and managed services.

On March 2, 2009, the Company announced that it will begin offering enterprise network services in the UAE and that it had entered into a partnership agreement with Etisalat to extend its reach by offering Layer-2 Global Ethernet services into and out of the UAE. Furthermore, on June 8, 2009, the Company announced a strategic alliance with Qtel that will strengthen both companies’ network reach in the region and internationally. The Company also has other commercial network partnerships in Bahrain, Kuwait, Oman, Saudi Arabia, Egypt, Morocco and Turkey for the provision of telecommunication services.

Achieving synergies with other Tata companies

Achieving synergies with other Tata companies would enable the Company to access the former’s existing subscriber bases and have the opportunity to share infrastructure costs. Accordingly, the Company has and continues to identify synergies and potential opportunities with other Tata companies. In particular, the Company has partnered with Tata Consultancy Services, a leading IT services company, on several occasions to jointly provide TCS’ customers a broad range of end-to-end IT and telecom solutions.

Implementation of the “Enterprise-wide Risk Management” Framework

The Company has established an ERM framework to optimally identify and manage risks, as well as to comply with Clause 49 of the Securities and Exchange Board of India Listing Agreement. The risk assessments performed under the ERM exercise and for compliance with Section 404 of the Sarbanes-Oxley Act (SOX) form key inputs for the annual audit plans for each business and functional unit. This approach also ensures optimal synergy between our internal audit and the SOX compliance process.

Principal Activities

The Company is a leading global communications company offering a broad range of integrated communications services in the following three segments: Wholesale Voice, Enterprise and Carrier Data and Others.

Set out below is a break-down of the Company’s revenues by segment:

	For the fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Wholesale Voice	Rs.	53,047	Rs.	46,687	Rs.	50,207	US$	987
Enterprise and Carrier Data	Rs.	19,550	Rs.	18,809	Rs.	25,184	US$	495
Other	Rs.	13,380	Rs.	16,835	Rs.	21,904	US$	431

Total	Rs.	85,977	Rs.	82,331	Rs.	97,295	US$	1,913

Wholesale Voice

The Company derives a substantial portion of its revenue from Wholesale Voice which it provides primarily to telecommunications carriers for the delivery of international calls to over 240 countries and territories (greater than 1,000 destinations), including India.

The Company is the leading wholesale voice solutions provider in the world, with an estimated 11% market share of international wholesale voice traffic. The Company fully owns and operates one of the largest international voice networks with coverage in more than 240 countries and territories. It maintains over 480 direct and bilateral relationships with leading international voice telecommunication providers. Transporting more than 26 billion minutes annually, the Company has a wide range of customers that can be divided into 3 main categories: Mobile, Broadband and Carriers. In addition, the Company is the worldwide leader in international access voice services (toll-free, home country direct (“HCD”) and local number services) as well as being a leading provider for other value-added services worldwide, such as ISDN, audiotext, operator, managed calling cards solution and voice peering.

The Company’s portfolio of global voice solutions is comprised of the following:

•

Voice Termination Services (ILD, VTS, VTS Economy, VTS Prime). Through its global TDM and VoIP network, the Company carries international long distance traffic to 240 countries and territories around the world. VTS Prime, VTS and VTS Economy are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for the Mobile, Retail and Broadband segments where being the highest ratio of voice quality and additional features is required.

•	Universal International Free Phone Service. Sometimes referred to as a “Universal 800” or “Global 800” number. This service is available in over 45 participating countries.

•	National Long Distance (“NLD”) in India. The Company has a national network of about 36,000 route kilometers.

•

Wholesale Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries around the world. ITFS offers coverage from over 90 countries, UIFN from 45 countries, Local Number Services from 40 countries and HCD from over 110 countries.

•	Managed Calling Cards Solution. Enables carriers to have a private-label prepaid calling service with products and rate plans customized to their markets.

•

Audiotext. Provides transport traffic to destination numbers promoted by content providers in various countries for voice, data and/or online information services which may be accessed via the international public telephone network.

•	ISDN. Provides high-quality, high-speed, clear channel data solution that delivers data connectivity to over 120 countries and is ideal for video conferencing applications.

•	Operator. Services allow end-users to originate operator-assisted calls (collect and sent paid) to and from Canada.

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

Enterprise Data Business

The Company offers customized, end-to-end voice and data solutions as well as managed services to enterprise customers worldwide, including:

•

International Private Leased Circuits (“IPLCs”). The Company provides international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in one country to a fixed point in another. These services are provided using the Company’s international gateways, earth stations and cable stations.

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

•

Dedicated Internet Access Services. The Company provides Internet access service with a dedicated Internet connection. The service provides a flexible bandwidth solution with constant internet access speed.

•

Frame Relay Services. The Company provides frame relay services, which are a data transmission technique used to send digital information, such as voice, data, local area network, and wide area network traffic quickly and cost-efficiently to many destinations from one port.

•

ATM Services (Asynchronous Transfer Mode). The Company provides ATM services, which are used to send digital information, such as voice, video and data traffic quickly and cost-efficiently to many destinations from one port.

•

Data Center Infrastructure and Application Services. The Company provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in the Company’s data centers across India and the world whilst connecting to the Company’s global network backbone.

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 service are supported. The Company plans to enable 120 points of presence by fiscal 2010 to deliver the service across various locations within India, out of which 115 are live and functioning. The Company also offers international VPN services across 55 countries and through VNO extended coverage to over 200 countries.

•

Global and Pan-India Ethernet Service. The Company offers metro, national and global Ethernet services to essentially the same footprint as its Global VPN Services. The Ethernet services are offered on both a SDH/SONET and MPLS platform.

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

•	Transponder Lease Services. The Company provides transponder capacity to media broadcasters and government institutions in India.

•	Hosted Contacted Center Services. The Company provides a range of contact center services hosted in the global network and based on world leading solutions from Cosmocom.

•

IPLC Service. This service is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls between India and foreign destinations, primarily suited for large customers such as call centers.

•	MVOIP and IPVoice Connect. To meet the growing international long distance calling requirements of Enterprise Customers, the Company offers VOIP solutions over its Internet and global VPN networks.

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

•

Managed Security Services. Listed in the Gartner Magic Quadrant for MSSPs, the Company is a Tier 1 provider of managed security services that enable the customer to achieve information security compliance and business continuity in the face of continuously evolving security threats. In addition to being SAS-70 Type I&II and ISO-27001 certified, the Company has achieved worldwide Cisco® Managed Services Channel Partner (MSCP) status and Cisco® Powered designations for its managed Firewall, Managed IDS/IPS, Managed Internet and Managed MPLS VPN Services.

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of world-wide virtual meeting room services through managed telepresence services for an enterprise’s private telepresence networks and also has a complementary global network of telepresence public rooms. The Company’s telepresence exchange service is the first in the world to deliver both private and public Cisco telepresence rooms to business globally, providing a broader ecosystem of connected rooms for enterprises and their partners.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global points of presence over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national points of presence on a high-capacity network. These services are sold as leases or as standard 15-year IRUs (Indefeasible Rights of Use).

•

IP Transit Service. The Company is a Tier 1 ISP and has a global IP backbone with communication nodes located throughout the world. The Company connects customers in more than 132 countries to the Internet.

•	Local and International Internet Access Service. This service provides connectivity to customers from virtually any country to one of our Internet nodes on the Company’s global Internet backbone.

•

Managed Node Service. The IP transit service option is designed to enable customers to physically locate nodes in the Company’s facilities while still being an integral part of such customer’s network.

•	White Label Enterprise Service. The Company sells managed network services, such as global VPN, as well as global managed services, such as telepresence and managed security services.

•

Content Delivery Network Service. A content delivery network or content distribution network (CDN) is a system of computers networked together across the Internet that cooperates transparently moving content behind the scenes to optimize the delivery process to deliver content (especially large media content) to end-users.

Others

In addition to the Wholesale Voice, Enterprise Data and Carrier Data services described above, the Company offers a number of other services.

Mobility Services

The Company’s mobility services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings offered in application service provider mode. The Company’s mobility services include:

•

Wireless Global Roaming. The Company offers Wireless Global Roaming Service (“WGR”) to mobile network operators. It allows for the interconnection of signaling between different operating standards, such as the American National Standards Institute (“ANSI”) and International Telecommunications Union-Technical (“ITU-T”). It is predominantly used for international roaming of subscribers between networks using either GSM or iDEN™ technologies.

•

SCCP Service. SCCP is an inter-carrier signaling transport service, which relies on global titles of layer 3 of the SS7 protocol layer to route SS7 traffic. Our SCCP service is designed for GSM and ESMR/iDEN™ mobile operators who wish to use our signaling network to interconnect to other mobile networks to allow roaming and SMS delivery. The Company also offers cross-standard SMS termination which provides, among other services, ITU-T based mobile operators with the necessary translation of GSM SMS messages and its delivery to most North American Code Division Multiple Access, or CDMA, operators.

•	Managed Roaming Service (Steering of Roaming). The Managed Roaming service enables Operators to steer their outbound roaming subscribers towards preferred networks.

•

Intelligent CAMEL eXchange (ICX). ICX provides a single point of connectivity for an extensive CAMEL footprint, while allowing Mobile Network Operators to maintain bilateral roaming agreements. Offered as a managed service, ICX is an end-to-end service, which scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners.

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

Retail Services

A brief description of some of the larger retail services provided by the Company is set forth below:

•

Calling Cards. The Company provides white labeled services for calling cards of other operators by providing sharing of IN-platform/infrastructure. The Company has also launched a new web calling card offering in the UK, US and Canadian markets intended for the South Asian Communities to call back home when traveling abroad in these markets.

•

Gateway Internet Access Services. The Company offers an enhanced integrated retail Internet service combining multiple services like Internet access, net telephony and value-added services, to customers who are typically households and small businesses.

•	Broadband through Metro Ethernet. The Company provides broadband services using metro Ethernet technology, which enables data transfers at high speeds.

•	Broadband through DSL. The Company provides Internet access using digital subscriber line technology, which provides bandwidth of up to 11 Mbps.

•	Broadband through WIMAX. The Company currently provides Internet access using Fixed Wimax (802.16d) technology.

•	Net Access using Wi-Fi. The Company provides Wi-Fi, or Wireless Fidelity with approximately 500 sites across India presently connected.

•

Internet Telephony. The Company offers voice telephony over the Internet using Voice over Internet Protocol (“VoIP”), including enhanced features like flexibility in billing and plans and superior voice quality.

•	Content Services. For both dial-up and broadband customers, the Company provides a range of content services, which include applications, audio and video services.

Payments to and from Foreign Administrations or Carriers

The Company has entered into telecommunication agreements with more than 230 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls, and by the foreign administrations or carriers to the Company for the use of its facilities (and the domestic Indian networks) in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is generally in accordance with International Telecommunication Union (“ITU”) recommendations. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic and receives payments from such administration or carrier for incoming traffic. Settlements between the Company and the major carriers are made monthly, although settlements for long-term reciprocal traffic exchange relationships (otherwise referred to as bi-laterals) are made quarterly or annually. Settlements are made on a net basis at the applicable settlement rate. Exchange of network capacity with other telecommunications service providers are recorded as non-monetary transactions and measured at the carrying value of the capacities exchanged by the Company.

Revenue Sharing Arrangements in India

Although the Company provides international gateway access out of and into India, all calls that either originate or terminate in India must pass through the domestic networks of MTNL, BSNL or other private fixed line or cellular network operators. The Company has entered into interconnect agreements with BSNL, MTNL, and other fixed line and cellular operators in India.

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. The Company is required to pay termination charges in the range of Rs. 0.40 to Rs. 1.05 per minute for international incoming traffic to India. The rates for outgoing international traffic are not regulated and are determined between the parties.

License Fees and Tariffs

ILD and NLD Licenses

Under the Company’s ILD and NLD licenses, a license fee is payable annually in an amount of 6% of the adjusted gross revenues from the Company’s ILD and NLD services, respectively.

In fiscal 2005, the Company filed a dispute with the Department of Telecommunications in India (“DoT”) because the DoT’s was including certain income (e.g., investment and interest income, income from the sale of property, plant equipment, foreign exchange gains and other non-operating income) and excluding certain deductible expenses (e.g., bandwidth and other network related costs) when calculating adjusted gross revenues for purposes of the license fees. The DoT refused to consider the Company’s arguments.

In fiscal 2005, the Company filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”) to obtain the TDSAT’s opinion on whether or not the DoT’s basis of determining the license fee was correct. In August 2007, the TDSAT ruled that a license fee was not payable on certain income, such as income from investments, the sale of immovable property, plant and equipment, foreign exchange gains and other non-operating income. The TDSAT also ruled, however, that bandwidth and other similar network costs incurred by the Company should not be deducted from gross revenues when computing the Company’s license fees.

The Company filed an appeal in the Supreme Court of India challenging the TDSAT decision regarding not being able to deduct certain expenses from the calculation of adjusted gross revenues.

As a result of the TDSAT ruling above, the DoT made a demand against the Company in January 2008 for fiscals 2003, 2004 and 2005 of Rs. 2,950 million for (a) an additional payment of license fees of Rs. 830 million, (b) compounded interest of Rs. 910 million on unpaid license fees, (c) penalty and interest on penalty of Rs. 772.5 million and Rs. 377.5 million, respectively; and (d) an excess claim of Rs. 60 million (a claim for refund of this excess has been made by the Company).

In January 2008, the Company paid the entire Rs. 2,950 million to the DoT, which was recorded as a license fee paid under protest and classified as a current asset on its books of account. The additional license fee and interest totaling Rs. 1,740 million (the sum of (a) and (b) above) has been accrued as a liability by recognizing the same as an expense. This accrued liability of Rs. 1,740 million has not been offset against the payment of Rs. 2,950 million pending the outcome of the Company’s challenge of the TDSAT decision in the Supreme Court.

License fees under the ISP with Internet Telephony (restricted) license

The Company pays an annual license fee to the DoT under its ISP with Internet Telephony (restricted) license in an amount of 6% of AGR. AGR has been defined as gross revenue including certain revenues and excluding certain charges. The Company paid license fees of approximately Rs. 49 million for fiscals 2007, 2008 and 2009, representing 6% of AGR excluding income from non-licensed and financial activities, consistent with the Company’s position that it should be permitted to exclude non-ISP related revenue. The Company, however, has made a provision of approximately Rs. 31 million in the event the DoT and TDSAT decide against the Company’s position.

Tariffs for IPLC (Half Circuits)

The TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs. 1.3 million, Rs. 10.4 million and Rs. 29.9 million per annum, respectively. These ceilings resulted in a reduction of 35%, 71% and 70% in list price tariffs, respectively, for the various capacity lines.

The prices for IPLC services are likely to be reduced further because the DoT introduced resellers for IPLC services, which may result in further competition in the SME segment. Further, in June 2007, the TRAI directed owners of cable landing stations to allow eligible Indian international telecommunication entities to access international submarine cable capacity on any submarine cable system. This resulted in full capacity landing by eligible Indian international telecommunication entities, which may also result in a reduction in prices of IPLC services.

Domestic Leased Circuit Tariffs

The TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs. 0.85 million, Rs. 6.16 million and Rs. 16.5 million per annum, respectively. These ceilings have resulted in a reduction in tariffs by 3%, 67% and 70%, respectively, for the various capacity lines, as compared to the estimated rate for capacity calculated by the TRAI.

Sales and Marketing

Wholesale Voice

The Company’s global Wholesale Voice business unit is focused on international voice solutions, which are provided to moblie operators, broadband operators, web portals and carrier customers. The Global Voice Solutions (“GVS”) sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with local/regional service provider customers in order for them to sell voice solutions to their end users. The GVS sales team is also responsible for securing supply capacity in support of voice termination services around the world. The team is comprised of a global organization, maintaining a local presence in key markets around the globe. The Global Voice marketing team is engaged in new product development as well as managing existing product operations to meet customer and market requirements.

Enterprise and Carrier Data

Enterprise Data

The Company’s enterprise data business unit provides managed connectivity solutions, managed infrastructure and applications services to enterprises worldwide. A global product management organization is responsible for the roll-out of enterprise services in all markets.

In India, the enterprise sales unit is structured to service differentiated segments via different pan-India sales groups. Large corporate and government customers are addressed by one direct sales unit. A second group sells the Company’s enterprise services to mid-market accounts. A channel sales group manages approximately 150 channel partners to sell the Company’s services to a different group of mid-market and SME accounts.

Outside of India, enterprise sales are made through the Tata Communications sales organizations for the Americas, Europe and Africa, the Middle East and North Africa (MENA), and Asia. These sales teams primarily cater to the top 2,000 global multinational corporations. In addition, the Company works with system integrators and IT partners to serve some of the large corporations as well as mid-tier enterprises in these markets.

Carrier Data

For carrier connectivity services, the Company operates a focused sales force predominantly targeting its largest global and India-based carrier customers. For key global customers, the teams are organized under a single global account manager who is based near the customer’s headquarters, and who in turn supports account managers based in regions where the customer also does business. There is a dedicated team in India that supports India-based carriers as well as all global carrier requirements in this particular market.

Others

The retail business unit primarily caters to various types of dial-up and Broadband Internet products. The unit is entrusted with the task of serving retail customers in India which primarily consist of individuals, small/home offices and small and medium sized enterprises. The products of this unit are standardized for mass usage and are not specifically tailored services.

The products are usually mass distributed through indirect channels, such as distributors, direct selling associates and retailers and through retail outlets, such as walk-in counters. The unit places specific emphasis on creating awareness and educating prospective customers about the Company’s retail products. The Company has also partnered with cable distributors and local cable operators for the broadband network rollout.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, the U.S. and Europe.

India

The Ministry of Communications of the Government of India, through the Telecom Commission and the DoT, is responsible for telecom policy and licensing in India. The TRAI is responsible for ensuring that the interests of consumers are protected and to nurture conditions for growth of telecommunications, broadcasting and cable services in a manner and at a pace which will enable India to play a leading role in the emerging global information society. The Company has ILD, NLD, Internet Telephony Service Provider (ITSP), TV uplinking and unified messaging service licenses in India.

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

International Regulation. The Company has obtained the necessary authority under Section 214 of the Communications Act of 1934, to use on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services on a non-dominant carrier basis, except that the Company is regulated as a dominant carrier on the U.S.—India route. The Company also holds multiple FCC licenses granted under the Cable Landing License Act and FCC rules to own and operate undersea cables that land on U.S. shores.

Canada

The Canadian Radio-television and Telecommunications Commission (“CRTC”) is the regulatory authority in Canada that is charged with regulating companies that provide telecommunications services in Canada. The Company holds a Class A Basic International Telecommunications Service (“BITS”) license issued by the CRTC which authorizes the Company to operate telecommunications facilities used in transporting basic telecommunications service traffic between Canada and other countries.

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

Organizational Structure

The Company is partially owned by some of the Tata companies. The Tata companies comprise 93 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are one of India’s largest and most respected business conglomerates, with revenues of approximately US $70.8 billion in fiscal 2009. The Tata companies collectively employ over 355,000 people. The Tata companies have operations in more than 80 countries and export products and services to 85 countries.

As of March 31, 2009, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.09% of the outstanding equity of the Company, and the Government of India held 26.12 percent. See above under the heading “History and Development of the Company”.

As of September 30, 2009, the Company and its subsidiaries (including its joint ventures but excluding stock held for investment purposes only) included the following legal entities:

Significant Subsidiaries

Tata Communications International Pte Limited

Tata Communications International Pte Limited (“TCIPL”) (formerly known as VSNL International Pte Limited) is a wholly owned direct subsidiary of the Company that serves as the Company’s international holding company for the Company’s operations outside of India, with the exception of the Company’s activities in South Africa and Sri Lanka, which are undertaken by different subsidiaries. TCIPL also serves as an operating company with significant operations in Singapore, providing customers communications services into and out of Singapore.

Tata Communications Internet Services Limited

In fiscal 2008, the Company hived off its retail Internet and broadband business to its wholly-owned subsidiary, Tata Communications Internet Services Limited (TCISL, formerly known as Direct Internet Limited). TCISL provides Internet and broadband services to consumers and small and medium sized businesses in India.

Property, Plants and Equipment

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company and its subsidiaries conduct business. The major services provided by the Company are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below.

Undersea Cables

The Company has ownership interests and access to capacity in various undersea cables interconnecting the South Asia region, as well as linking that region with Europe, Africa, North America and Asia-Pacific.

The Company owns and operates five specific fiber-optic cable systems: TGN-Pacific, an eight-fiber pair ring cable system between Japan and Guam and the West Coast of the U.S.A., which is the largest cable system across the Pacific in terms of activated and future capacity design; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S.A. and the UK;

TGN-WER, which is a four-fiber pair ring cable system between Portugal, Spain and the UK and TGN-India Singapore, which is a 3,100 km eight fiber pair submarine cable system between Chennai, India and Singapore. Additionally, in August 2009, the Company completed construction of a wholly-owned four fiber pair linear submarine cable system connecting Singapore, Hong Kong, and Tokyo (“TGN-Intra Asia”), which will also directly connect to partners in Vietnam and in the Philippines through branching units. The TGN-Intra Asia System has added over 200GBit/s to Tata’s regional capacity, which represents just 10% of Tata’s potential capacity on the system.

In order to meet fast growing bandwidth and diversity requirements into India, the Company has taken the initiative to invest in two new submarine cable systems between India and Europe linking Mumbai, India to Marseille, France. The first is a private system and will be known as TGN-Eurasia, a 1.28 Tbps system that is expected to be completed early in 2010. The second is a shared system based upon the traditional consortium model and is known as IMEWE (India-Middle East-Western Europe), and is also expected to be operational early in 2010.

The Company has also secured IRU capacity in the SEA (South & East Africa) cable system (SEACOM). This system is being built under a third party initiative and the main segment between South Africa and Mumbai, India was put in service in August 2009. As of August 2009, the SEACom system provides direct connectivity from South Africa and Eastern Africa to India, and will provide direct connectivity to Europe early in 2010.

The Company also has ownership in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) consortium cable, a medium capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company also has ownership in SEA-ME-WE4, a high capacity undersea cable system between France and Singapore which lands in 14 countries in Southeast Asia, the Middle East and Europe. Since going into service in 2005, this system has been upgraded twice and will soon undergo its final upgrade and is projected to be carrying its maximum amount of traffic by 2010 or 2011.

The Company has ownership in the Asia Pacific Cable Network 2 (APCN2) consortium cable, a large capacity undersea optical fiber cable ring extending from Singapore to Japan via Hong Kong, the Philippines, South Korea, Taiwan and China which carries some of the Company’s voice, data and Internet traffic between those countries.

The Company has also invested in the South African Telephony-3 /South Asia Far East (SAT-3 /SAFE) undersea cable linking India and Malaysia in the East to Portugal in the West via South Africa. The total length of this link is 27,850 km with a design life of 25 years. The Company operates voice, data and Internet circuits on this undersea cable.

In order to further meet fast growing bandwidth and diversity requirements from Africa to Europe and the USA, the Company has taken the initiative to invest in a new submarine cable system between South Africa and Europe, linking Cape Town, South Africa to London, U.K. along with 12 intermediate landings on the west coast of Africa and Europe. The system will be known as WACS (West Africa Cable System), and is a 5.12 Tbps system which is expected to be completed during 2011.

The Company has secured IRU capacity in the PPC-1 (Pipe Pacific Cable 1) cable system that will be completed and ready for service in late October 2009 and is owned by a third party. The PPC-1 system provides direct connectivity from Guam to Sydney, Australia, and will address the growing needs of Australia for bandwidth and diversity.

The Company also has lesser ownership interests in various undersea consortium cables, including the Trans-Atlantic  12/13 Cable (connecting the UK, France and the U.S.), Trans-Pacific Cable-5 (connecting the U.S., Canada and Japan), Trans Atlantic-14 cable (connecting the UK, France, Germany and the U.S.), FLAG Europe-Asia Cable (connecting Europe and Asia), Japan-US Cable (connecting the U.S. and Japan), Asia Pacific Cable Network (connecting Singapore and Japan), Columbus-2/Americas-1 Cable (connecting Italy and the U.S.) and Columbus-3 cable system (connecting Portugal and the U.S.A.). In addition to its direct ownership interests in such undersea cables, the Company has purchased IRUs guaranteeing access to other undersea cables in the Atlantic and Pacific Oceans.

Points of Presence

The Company has equipped nodes in the Americas, Europe, Middle East, Africa and Asia Pacific to provide and support the Company’s suite of products and services globally. Our coverage on VPN extends to 55 countries, and through our VNO, the Company extends service to over 200 countries.

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

The Company also has three large earth station teleports in Canada and two small leased teleports in Europe. From these sites, it accesses more than 15 different satellites using approximately 50 satellite earth station antennas.

Voice Switches

For NLD traffic in India, the Company operates 9 switches and an NGN Voice network. For the Company’s ILD traffic, the Company operates TDM & NGN international switching facilities in 13 gateway locations, of which four are located in India, three in the U.S., two in Canada, and one in each of Madrid, Spain, London, U.K., Frankfurt, Germany and Singapore. All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of satellite transmission facilities, terrestrial fibre optic facilities and undersea cable links.

NGN

The Company has deployed and commissioned an NGN Voice network to cater to its NLD voice business. The infrastructure consists of soft-switches in Mumbai, Delhi and Chennai, India. The network was commissioned in July 2007 and its usage has now been extended to include international traffic.

Similarly, for its ILD traffic, the Company has deployed NGN Voice soft-switch components for international requirements in nine locations (Los Angeles, Newark, New York, Montreal, Toronto, London, Madrid, Frankfurt and Singapore).

India Domestic Bandwidth Media, Access Network & Data Centers

Since 2002, the Company has deployed NLD connectivity in 512 major cities with 27,968 segment wise STM-1 equivalent bandwidth. NLD augmentations have been implemented to meet the forecasted growth, which is considerable.

Wimax

The Company is deploying a wireless access network across India to address the last-mile access requirements of large enterprise, SMEs and retail businesses. The Company’s wireless access network is based on the state of the art Wimax technology in 3.3 -3.4 GHz band. The Company’s deployment covers 140 locations for enterprise coverage (via Wimax + MMDS) and three metro cities for retail broadband coverage with a combined total of approximately 1000 base stations. With this deployment, the Company now has extensive wireless coverage which will provide tremendous reach to its customers in these markets.

Data Centers

During the fiscal 2009, the Company has completed construction of approximately 45,000 square feet of usable area data center space in the cities of Mumbai, Chennai, Hyderabad and Delhi, India. In addition, the Company added over 12,000 square feet of data centre space in Highbridge, UK, Santa Clara and New York, USA. By 2010, the Company plans to add an additional 21,000 square feet of data centre space in the UK, 22,500 square feet in Mumbai, 14,400 square feet in Hyderabad and 18,000 square feet in Pune, India. In addition, the Company plans to launch the first service provider data centre in Kolkata with over 5,000 square feet of usable space.

In addition to increasing data centre capacity during fiscal 2009, the Company added enhancements to the existing hosting and storage services including clustering services, off-site tape storage services, support for IBM AIX systems and expanded availability of managed hosting services. By 2010, the Company plans to expand the range of existing products with other value-added services, including offering managed hosting from its new facility in the UK, and bringing new services such as virtualization/cloud computing and managed DBA services to its customers.

Non-India Domestic Bandwidth Media Carrying Voice, Data and IP Circuits

As of March 31, 2009, the Company operated a total of 975,632 International circuits supporting the Company’s voice and data services and products. Of the 975,632 International circuits, 885,481 circuits were used to support voice services and products. The remaining 90,151 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data and enterprise voice services.

Satellites

In India, the Company has seven satellite earth stations in operation. The Company operates a total of 1,548 Switched TDM voice circuits using these earth stations in India, resulting in a total of 338 equivalent 64 Kbps satellite channels. The Company also operates data circuits on these satellites for a total of 18 equivalent 64 Kpbs satellite channels. The Company also has three large earth station teleports in Canada and one small leased teleport in Europe. From these sites, it accesses more than 15 different satellites using approximately 50 satellite earth station antennas.

Other Facilities

The Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2009, the Company owned a high capacity underground fiber optic cable across the country, approximately seven earth stations, terrestrial communication links connecting the Company’s international switches at four of its locations with its earth stations and cable stations and a variety of hardware used in more than 100 cities in India for the Company’s 114 Internet access nodes in India. As of March 31, 2009, the Company has a high capacity underground fiber optic cable national network of about 36,000 route kilometers.

Demerger of Surplus Land

Under the terms of the Share Purchase Agreement and the Shareholders’ Agreement, Panatone Finvest Limited has agreed to cause the Company to hive off or demerge certain land the Company owns (the “Surplus Land”) into a separate company (the “Resulting Company”) pursuant to a scheme of arrangement as further described in the SPA. The Surplus Land consists of properties, which the Company was not actively using for any business purpose at the time of the Government divestment to Panatone Finvest Limited. The Surplus Land consists of the following:

Location	Area (in Acres)
Dighi—Pune	524.00
Halishahar—Kolkata	35.19
Chattarpur—Delhi	58.00
Greater Kailash—Delhi	70.00
Padianallur—Chennai[1]	53.44
Total	740.63

1.	The VSNL Employees Cooperative Housing Society in Chennai, India (the “Society”) moved the Hon’ble Delhi High Court in respect of transferring 32.5 acres of land (the “Land”) held by the Company situated at Padianallur, Chennai to the Society. The division bench of the Hon’ble High Court ruled in favour of the Society and the Company initiated the process of transferring the Land to the Society. Upon its receipt of the full consideration for the Land as determined by the Court from the Society, the Company completed the transfer of the Land to the Society in 2009. The area of the land identified for demerger now measures 740.63 acres with a book value of approx. Rs. 1.63 million.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We have received written comments from the SEC regarding our annual report for the fiscal year ended March 31, 2008 and as a result of our subsequent review and correspondence with the SEC, we identified certain Items requiring either more robust disclosure or clarification with the SEC. We have responded to the comments in other correspondence and incorporated, where applicable, changes to our disclosure contained herein. The most recent letter we received from the SEC with follow-up comments was dated September 2, 2009 (the “September 2, 2009 Comment Letter”). We responded to the September 2, 2009 Letter on September 21, 2009. However, as of the filing date, after certain preliminary follow-up telephone conversations with the SEC, certain of the comments included in the September 2, 2009 Comment Letter remain unresolved, which comments all relate to the Company’s ongoing tax disputes concerning the tax holiday under Section 80-IA of the Income Tax Act and the deduction claimed for the ICO Global loss.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2007, 2008 and 2009 and the financial condition of the Company as at March 31, 2008 and 2009 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction

The Company is a facilities-based service provider of a broad range of integrated communications services. The Company generates revenue from three business segments: Wholesale Voice, Enterprise and Carrier Data, and Others.

Wholesale Voice

The Company owns and operates international networks with coverage in more than 240 countries and territories and maintains over 415 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice segment and the Company is a market leader in terms of the volume of inbound termination of calls to India. In fiscal 2009, the Company carried 25 billion minutes of international wholesale voice traffic.

Over the past several years, the global voice market has experienced an increase in traffic volumes as a result of significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide.

In India, where the Company is a significant player in wholesale voice services, the telecom market is growing rapidly and is expected to be an Rs. 1,380 billion sector by 2010, contributing 5.4% to India’s gross domestic product (GDP). According to the latest figures from the Telecom Regulatory Authority of India (TRAI), during 2008-09, India’s mobile subscriber base increased approximately 58%, from 165.11 million to 261.09 million, while the fixed subscriber base declined approximately 3.26%, from 40.75 million to 39.42 million. The past year has also witnessed significant regulatory developments, including changes in the access deficit charge (ADC) regime, a review of the Interconnect regime, announcements on the auction of spectrum for 3G and Broadband Wireless Access (BWA) services and recommendations by the TRAI on issues like mobile virtual network operators, internet telephony and Carrier Access Code (CAC)/calling cards. The past year also witnessed the announcement of Mobile Number Portability (MNP) with implementation expected to take place in the third quarter of fiscal 2010.

The international wholesale voice market continues to be a business of scale, with constant pressures on prices and margins. The recent global economic downturn has further increased the pressure on prices for international voice calls. Alternate services, such as portal-based offerings on the Web, are growing in popularity and usage. The share of mobile communications continues to grow in relation to fixed voice and there is an increasing use of Voice over Internet Protocol (VoIP) in providing services.

The need for profitability in a largely commoditized market is making operators seek both scale and efficiency in their operations. Apart from driving consolidation, this could also create new business models based on greater collaboration between operators, which we believe the Company is well positioned to benefit from.

Enterprise and Carrier Data

The Indian Enterprise and Carrier Data segment has been growing at a very healthy rate. In the past financial year, even after adjusting for the market-driven price drops, the Indian industry grew noticeably in terms of revenue. This growth is driven by two factors. First, Indian businesses have recognized the need for IT and networking technology to improve productivity and create competitive advantage. Second, as Indian business grows globally and international companies are increasing their Indian presence, there is an associated need for greater connectivity to and within the country. Financial services, information technology and business process outsourcing/call centres are some examples of high growth sectors in the country.

Internationally, increasing costs of capital have resulted in the delay and cancellation of private data center facilities, driving more purchases of data center collocation and hosted computing services from external service providers. Virtualization technology is changing the economics of data center computing, with utility computing and cloud computing on the cusp of moving into the mainstream. The Company’s global and India managed hosting services are aggressively supporting this direction. Along with Managed hosting there is an increasing trend on global as well as Indian enterprises to outsource telecom services on a “Managed” Basis. The Company has over the years developed other Managed services like Managed Security services and Telepresence which enables the Company to capitalize on these emerging trends in enterprise space. These managed services also enables Enterprises to reduce costs of In-house Telecom teams and at the same time enable the Company to achieve a higher portion of the overall Telecom spend of enterprises.

The global data market is undergoing rapid changes. With the growing need for bandwidth around the world, there continues to be growth in the demand for submarine cable capacity. Several new cable systems have been announced or are being constructed in different markets, such as across the Pacific, within Asia, connecting Europe and Asia and on both the east and west coasts of Africa. Availability of large capacity in line with market growth and diversity to provide continuity of services in the event of cable cuts due to acts of man or nature continues to be important drivers of this growth. The addition of these new cables presents both investment opportunities as well as downward price challenges.

The global enterprise market has seen growing demand for network services, data center services, and value-added services. While the global recession has caused delays in decision-making and deferred procurement by some customer segments, information and communications technology investments by enterprises broadly continues to grow. This is motivated by the need for better engagement and service levels with their own customers, the need for higher velocity and flexibility in business, and the growth of global supply chains and markets. Industry leaders are more sharply focused on increasing the ratio of IT budgets that are applied towards competitive advantage and innovation versus basic services and compliance.

Also over the past 2 years the Company has focused on creating its competitive differentiator in Emerging markets. Leveraging on its strong base in one of the fastest growing emerging market of India, the Company has further expanded its presence in other emerging markets like South Africa & China. The increasing commerce between the developed countries and emerging markets in the post slow down era has resulted in increased need for Telecom connectivity to and from Emerging markets. The Company is thus in a competitive position to serve the needs of enterprises to and from emerging markets and going ahead Company expects to continue investing in emerging markets to further strengthen its position

Others

In the retail space, Tata Communications remains a premier Internet Service Provider (ISP), offering connectivity, messaging, internet telephony and a wide variety of content services. Tata Communications is also emerging as a key player in India’s broadband sector. During fiscal 2009, the broadband subscriber base grew by approximately 67%, from 2.34 million to 3.90 million.

New Growth Opportunities

TCTSL

With the increasing need for reducing costs, several carriers around the world are looking to rationalize costs and relocate some of their business processes. They are also looking to improve operating efficiencies and network/infrastructure productivity. Leveraging its operating expertise in different developed and emerging markets around the world, and its relationships with these carriers, the Company is seeking to cater to this need. This initiative is being implemented through Tata Communications Transformation Services Limited (TCTSL), a wholly-owned subsidiary in India. Through its world-class delivery centres in Pune and in Chennai, TCTSL provides business transformation, telecom BPO and consultancy services to telecommunications carriers around the world.

TCTSL delivers solutions for all stages of the carrier processes and operations, such as network engineering, design, implementation and operations. TCTSL operations are totally independent, ensuring full confidentiality in managing the business processes of its customers. TCTSL employs approximately 770 people and has offices in Europe and North America.

TCBIL

In order to capture emerging opportunities in the banking and financial services sectors, the Company formed Tata Communications Banking InfraSolutions Limited. (TCBIL) in February 2008, as its wholly-owned subsidiary. TCBIL aims to provide infrastructure solutions to the banking industry, including services relating to establishing and operating Automated Teller Machines (ATMs), Electronic Transaction Processing Solutions (ETPS), Cheque Truncation Services (CTS), and Core Banking Solutions (CBS). With a highly experienced team of professionals from the banking and financial services industry, TCBIL commenced its commercial operations in April 2009.

Joint Ventures and Acquisitions

CEC

In fiscal 2009, the Company entered into a joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC) to acquire a 50% equity interest in CEC, subject to the approvals of the requisite governmental and regulatory bodies in China, which are still pending.

Cable Depot JV at Cochin

The South East Asia and Indian Ocean Cable Maintenance Authority (SEAIOCMA) consortium, which maintains undersea cables in the Asia-Pacific region, has acquired the right to use a repair ship owned by Indian Ocean Cableship Pte Ltd. Singapore (IOCPL) at Cochin port, in order to enable SEAIOCMA to more quickly repair damaged cables in the Indian Ocean region. To support the repair ship, the Company entered into a 60/40 joint venture with IOCPL (the Company is the 60% partner) to establish a cable depot at Cochin. The JV has leased a piece of land from the Cochin Port Trust and construction of the cable depot on that land is expected to be completed in the current fiscal year.

Acquisitions

As discussed elsewhere in this Form 20-F, the Company recently completed several acquisitions, including of DIL. See History and Development of the Company in Item 4. The Company sees a growing proportion of its revenues from its operations outside of India and these acquisitions can and will have a significant impact on this trend.

Operating Results

Fiscal Year 2009 Compared to Fiscal Year 2008

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2008 and 2009:

	2008		2009			Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	% of revenues	Rs. (in millions)	US $ (in millions)	% of revenues	Rs. (in millions)%
Revenues	82,331	100.00	97,295	1,913	100.00	14,964	18.18
Operating costs	(82,123)	99.74	(92,638)	(1,821)	95.22	10,515	12.80
Non-operating income, net	710	0.86	3,019	59	3.10	2,309	325.21
Income tax expense	(1,280)	1.55	(2,430)	(48)	2.50	1,150	89.84
Dividend tax	(218)	0.26	(218)	(5)	0.22	—	—
Share in net loss of equity method investees	(393)	0.48	(1,120)	(22)	1.15	727	184.99
Minority interest	(1)	—	(22)	—	0.02	21	2,100.00
Net income	(974)	(1.17)	3,886	76	4.00	4,860	498.97

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2008 and 2009:

	2008	2009		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Telephone:
International long distance (“ILD”)	46,687	50,207	987	3,520	7.54
National long distance (“NLD”)	3,767	5,658	111	1,891	50.20
Corporate data transmission:
Leased circuits and IRUs	10,998	12,365	243	1,367	12.43
Frame relay and MDNS services	932	814	16	(118)	(12.66)
Internet leased lines	4,796	5,549	110	753	15.70
Internet (including Corporate IP Transit)	7,844	9,114	179	1,270	16.19
Other	7,307	13,588	267	6,281	85.96
Total	82,331	97,295	1,913	14,964	18.18

Telephone

ILD Revenue

ILD is the single largest revenue stream of the Company—51.60% and 56.71% of revenues in fiscal years 2009 and 2008, respectively. Globally, during fiscal 2009, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, to an extent, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2009, globally, Tata Communications carried 25 billion minutes of international voice traffic, a growth of about 7% over the previous fiscal year. Traffic to and from India has grown from about 6.86 billion minutes in fiscal 2008 to about 8.49 billion minutes in fiscal 2009. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes have increased by 43% in fiscal 2009 over fiscal 2008. Apart from increasing the Company’s overall revenues, the NLD business has helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity because of increased capital expenditures to enhance the domestic network. The Company is able to carry increased volumes due to a larger network reach and increased points of interconnect with other service providers. Revenues increased by approximately 50% in fiscal 2009 over fiscal 2008 due to the growth in volumes. Net revenues per minute have increased to Rs. 0.26 in fiscal 2009 as compared to Rs. 0.24 in fiscal 2008.

Increased mobile penetration has resulted in significant growth in NLD traffic within India. The Company’s NLD traffic has grown by over 43% from 7.01 billion minutes in fiscal 2008 to 10.04 billion minutes in fiscal 2009. Increased competition through the issue of new NLD licences, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. Continued shrinkage in the Company’s addressable market and falling tariffs is expected to affect this business. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, Tata Communications is dependent on getting traffic from these access providers, many of whom have acquired their own NLD licences. Meanwhile, direct customer access mechanisms, such as the CAC, have not yet been implemented. During the year, the DoT reviewed the long pending consultation process for the implementation of CAC and eventually recalled the CAC directive and recommended calling cards operated by NLD/ILD operators as an alternative to the CAC. These recommendations have been submitted to the DoT and are awaiting acceptance and further directions from the DoT. Any such implementation will enable the Company to enter the retail long distance market. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. The DoT has recently permitted sharing of active infrastructure. The DoT has also initiated a consultation process for the introduction of internet telephony in the NLD sector. This may provide new avenues for the Company in the NLD business area, although the margins are low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our Enterprise and Carrier Data segment, increased by 12.43% during fiscal 2009 over fiscal 2008. The increase was on account of growth of IT, IT-enabled services, financial markets and outsourcing services in India. These services contributed approximately 12.71% and 13.36% in fiscals 2009 and 2008, respectively, of the Company’s total revenues. The Company expects the product mix of these services to move from a fixed connectivity scenario to usage-based revenue in select customer segments.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were Rs. 932 million and Rs. 814 million for fiscal 2008 and 2009, respectively. For fiscal 2009, we have seen a decline in revenues to the extent of Rs. 118 million (12.66%) over fiscal 2008 revenues because of customers moving to other products and services which are technologically and commercially more efficient. We therefore expect revenues from these services to decline going forward.

Internet Leased Lines Revenue

Revenues from internet leased lines increased by approximately 15.70% in fiscal 2009 over fiscal 2008 due to increased demand for high-speed dedicated internet access by enterprise customers. The growth was primarily driven by the Company’s India operations. The Company expects the volume growth in these services to get offset to some extent due to pricing pressures going forward.

Internet Revenue

The growth in broadband subscribers has been slower than anticipated, primarily due to limited availability of quality last-mile networks capable of delivering the bandwidth necessary for broadband. To overcome the last-mile connectivity problem, the Company has rolled out its own wireless networks based on Wi-Max technologies in Bangalore, Delhi, NCR, Chandigarh and Hyderabad. Wi-fi services are an important supplement to the Company’s internet access services. Through its partnership with global internet service providers and aggregators, the Company now offers its customers global internet roaming service in over 160 countries.

Internet revenues increased by 16.19% in fiscal 2009 over fiscal 2008. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India, services offered by TCISL and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately Rs. 5,615 million in fiscal 2009 from Rs. 3,660 million in fiscal 2008.

Broadband revenues have increased to Rs. 2,032 million in fiscal 2009 from Rs. 1,703 million in fiscal 2008 due to our focus on customers from whom the Company generates higher revenues. The Company continues to focus on broadband services across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Other Revenue

Other revenue increased by 85.96% in fiscal 2009 over fiscal 2008 primarily due to the increase in revenues of VPN and data centre services. VPN revenues have grown to Rs. 1,634 million in fiscal 2009 from Rs. 1,009 million in fiscal 2008. IDC revenues have grown to Rs. 1,954 million in fiscal 2009 from Rs. 1,072 million in fiscal 2008. Global roaming services contributed Rs. 2,716 million in fiscal 2009 as against Rs. 2,037 million in fiscal 2008. Revenue from these services accounted for 13.97% of the Company’s total revenue in fiscal 2009 as compared to 8.88% in fiscal 2008.

Operating Costs

The following table sets forth information regarding of the Company’s operating costs for the fiscal years ended March 31, 2008 and 2009.

	2008	2009		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Network and transmission costs
Interconnect charges	44,084	48,875	961	4,791	10.87
Rent of landlines	969	302	6	(667)	(68.83)
Space segment utilization charges	297	318	6	21	7.07
Other transmission costs	1,367	1,706	33	339	24.80
Total	46,717	51,201	1,006	4,484	9.60
License fees	848	863	17	15	1.77
Other operating costs including depreciation and amortization	34,558	40,574	798	6,016	17.41
Total operating costs	82,123	92,638	1,821	10,515	12.80

Network and Transmission Costs

Network and transmission costs increased by 9.60% in fiscal 2009 over fiscal 2008. As a percentage of revenue, network and transmission costs decreased to 52.62% in fiscal 2009 from 56.74% in fiscal 2008. The decrease in fiscal 2009 was because of efficiencies obtained due to higher volumes.

Interconnect charges increased by 10.87% in fiscal 2009 as against decrease of 10.20% in fiscal 2008. As a percentage of revenue, interconnect charges decreased from approximately 53.54% in fiscal 2008 to 50.23% in fiscal 2009. The decrease in fiscal 2009 was mainly due to the reduction in termination charges on wholesale voice services and the removal of ADC charges. The Company now operates in global markets where the pricing of its products and services is extremely competitive, impacting the cost to revenue ratio.

In fiscal 2009, rent of landlines decreased significantly as against fiscal 2008 because of a decrease in off-net charges consequent to decrease in 35,638 E1’s (2MBPS circuits) in fiscal 2008 to E1’s 23,244 in fiscal 2009. As a percentage of revenue, rent of landlines decreased from to 1.18% in fiscal 2008 to 0.31% in fiscal 2009.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fibre optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have increased by 7.07% in fiscal 2009 as against a decrease of 49.04% in fiscal 2008. As a percentage of revenue, space segment utilization charges decreased from 0.36% in fiscal 2008 to 0.33% in fiscal 2009 due to such cost rationalization.

License Fees

The license fee payable by the Company to the DoT is 6% of adjusted gross revenues (“AGR”). The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government of India. As explained under Item 4 above, we have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2009 and 2008 were Rs. 824 million and Rs. 821 million, respectively.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded 10% of the license fees it paid towards NLD services. Accordingly, the Company has taken a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees. Out of the total claim of Rs. 802.80 million, Rs. 793.10 million was reimbursed by the DoT. The balance of the claim of Rs. 9.70 million is pending with the DoT. The Company has requested that the DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 17.41% in fiscal 2009 over fiscal 2008. As a percentage of revenue, total other operating costs marginally decreased from 41.97% in fiscal 2008 to 41.70% in fiscal 2009. The increase in fiscal 2009 is primarily due to our infrastructure roll-out and organizational growth. Increases in some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from Rs. 7,358 million in fiscal 2008 to Rs. 10,180 million in fiscal 2009. Because of increase in capital expenditures from Rs. 39,460 million in fiscal 2008 to Rs. 47,328 million (US$ 930 million) in fiscal 2009, respectively, there was a corresponding increase in depreciation. The Company’s net block of PP&E increased from Rs. 74,084 million in fiscal 2008 to Rs. 103,713 million in fiscal 2009. The effective rate of depreciation on PP&E was 8.67% and 8.29% in fiscal 2008 and fiscal 2009, respectively. Because of investments in undersea cable assets, data centres, rollout of WIMAX networks and other PP&E, the Company expects its depreciation charge to continue to increase in the foreseeable future.

•

Manpower costs constituted about 27.79% and 25.44% of other operating costs in fiscal 2009 and fiscal 2008, respectively. These costs increased by 28.26% in fiscal 2009 as against a decrease of 2% in fiscal 2008. The increase in fiscal 2009 was primarily due to an increase in manpower and normal increments. As of March 31, 2009, the Company had a total of 5,825 employees, of which 4,775 employees (82%) were based in India.

•

Repairs and maintenance costs constituted about 12.80% and 12.85% of other operating costs in fiscal 2009 and fiscal 2008, respectively. These costs increased by 17.54% in fiscal 2009 and 4.42% in fiscal 2008 corresponding to increase in the asset base discussed above.

•

Legal and professional fees constituted 0.05% and 14.13% of other operating costs in fiscal 2009 and fiscal 2008, respectively. These costs decreased by 99.58% in fiscal 2009 and increased by 249.21% in fiscal 2008. In fiscal 2008 the amount was higher due to the Company’s increased operations outside India, dispute resolution and flag arbitration costs and restructuring and compliance costs, described in more detail below.

Polargrid LLC, the initial bidder for TGN, brought suit against the Company in December 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint sought in excess of US$1.5 billion in damages arising from the Company’s alleged breach and other alleged violations of common law. In April 2008, the Company settled all outstanding claims by Polargrid for an amount of Rs. 680 million, which was accrued in fiscal 2008 and included as a one-time, non-recurring cost under other operating costs in the income statement and under accrued expenses and other current liabilities in the balance sheet. Under the terms of our settlement with Polargrid, all claims and counterclaims in the New York federal action have been dismissed with prejudice, Polargrid ceased its opposition to the Tata Composite Scheme of Arrangement, and the parties released each other from all related claims and covenant not to sue each other for related matters, including any matters related to the Tyco Global Network or Polarnet project.

In fiscal 2008, the Company incurred Rs. 760 million of other operating costs and Rs. 69 million of interest expense, both of which were included under accrued expenses and other current liabilities on the balance sheet, in connection with the settlement of arbitration with Reliance Globalcom Limited (formerly known as “Flag Telecom”). The outcome of the arbitration proceeding was unfavorable for the Company and as a result the Company incurred a liability for damages payable to Reliance Globalcom. In September 2008, the Company paid the liability plus additional interest of Rs. 27 million for the period April 2008 to the date of settlement in September 2008. There were no such costs or related interest expense incurred in fiscal 2007.

Non-Operating Income

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2008 and 2009:

	2008	2009		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US$ (in millions)	Rs. (in millions)%
Gain on sale of investments (net)	145	4,289	84	4,144	2,857.93
Interest income / (expense) net	(1,369)	(2,241)	(44)	872	63.70
Dividend income	317	225	4	(92)	(29.02)
Foreign exchange gains (loss) (net)	3	(76)	(1)	(79)	(2,633.33)
Liabilities not required to be settled written back	229	228	4	(1)	(0.44)
Other income	1,385	594	12	(791)	(57.11)
Total	710	3,019	59	2,309	325.21

Gain on Sale of Investments

The gain on sale of investments was Rs. 4,289 million and Rs. 145 million in fiscal 2009 and 2008. In fiscal 2009, the gain on sale of investments included a gain on the sale of partial investment in shares of Tata Teleservices Limited amounting to Rs. 3,904 million. The balance was primarily a gain on the sale of mutual fund investments.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to Rs. 491 million in fiscal 2009 from Rs. 100 million in fiscal 2008 on account of an increase in bank deposits and loans given. In fiscals 2009 and 2008, the Company received interest of Rs. Nil and Rs. 167 million on income tax refunds on its India operations. During fiscal 2009, the Company had interest expense of Rs. 2,732 million on short-term and long-term debt as against Rs. 1,469 million in fiscal 2008. The increase was because of the increase in the total debt of the Company.

Dividend Income

Investments in mutual funds were in debt funds whose return was linked to interest rate movement. In fiscal 2009 the interest rates have decreased when compared to fiscal 2008. Hence, the dividend income earned on investments in mutual funds has decreased.

Other Income

Other income of Rs. 594 million (US$ 12 million) in fiscal 2009 included rental and space sharing income of Rs. 249 million (USD$5 million). Other income of Rs. 1,385 million in fiscal 2008 included Rs.278 million and Rs 162 million on account of license fees reimbursement from DoT and liabilities written back on dispute settlement respectively.

Income Tax Expense

The Company’s effective tax rate on a consolidated basis was 31.66% in fiscal 2009 as against 139.43% in fiscal 2008. The statutory income tax rates in India were 33.99% for fiscal 2009 and 33.99% for fiscal 2008. The net profit in fiscal 2009 constitutes of significant portion of the gain on sale of investments in Tata Teleservices Limited, which is taxed at the rate of 22.66% as against a statutory rate of 33.99%, therefore the Company’s effective tax rate on consolidated basis was lower in fiscal 2009 as against fiscal 2008. The effective tax rate in fiscal 2008 was higher than the statutory rate because the Company’s operations outside of India incurred losses which could not be set off against the profits earned by the Company’s operations within India, thereby causing the effective rate on a consolidated basis to rise substantially.

In fiscal 2007, the Company commenced its analysis under Section 382 of the US Internal Revenue Code to ascertain the amount of operating loss in respect of a subsidiary of Teleglobe International Holdings Ltd (TIHL) that will be available for future utilization consequent to the acquisition of TIHL by the Company in fiscal 2006. In fiscal 2008, deferred tax assets and corresponding valuation allowances of Rs. 2,605 million were written-off as the Company concluded that these deferred tax assets were not available for future utilization. The above write-off did not have an impact on the income statement as there was an equal but opposite movement in valuation allowance.

In the event of a decision against the Company relating to its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global shares, the reimbursement of levy by the Government of India and the related interest, and penalties will negatively affect the Company’s results of operations by Rs. 6,275 million, Rs. 1,077 million, Rs. 629 million and Rs. 8,175 million respectively.

Taxes and interest relating to these tax disputes have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 1,236 million (out of a total Rs. 8,175 million of penalties imposed by the tax authorities) have also been paid, which may result in an additional future payment of up to Rs. 6,939 million if the Company is unsuccessful in all of its significant tax disputes.

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscals 2008 and 2009, Tata Communications’ equity ownership interest in United Telecom Limited (“UTL”) was 26.66% and in SEPCO Communications Pty. Ltd (“SEPCO”) was 43.16%. SEPCO is an investment company which owns 51% of the equity of Neotel (Pty) Ltd, a company which provides basic telecommunication services in South Africa.

On January 19, 2009, the Company directly acquired an additional 27% equity ownership interest in Neotel.

The Company’s share in the net loss of equity method investees in fiscal 2009 was Rs. 1,120 million (US$ 22 million) as compared to Rs. 393 million in fiscal 2008 because the Company’s share in the net loss from SEPCO has increased from Rs 399 million in fiscal 2008 to Rs 1,117 million (US$ 22 million) in fiscal 2009. Rs. 1,117 million (US$ 22 million) in fiscal 2009 included additional 27% equity ownership interest share of losses, which amounts to Rs. 142 million (US$ 3 million) post-acquisition.

Fiscal Year 2008 Compared to Fiscal Year 2007

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2007 and 2008:

	2007		2008		Increase/ (Decrease)	Increase/ (Decrease)
	Rs. (in millions)	% of revenues	Rs. (in millions)	% of revenues	Rs. (in millions)%
Revenues	85,977	100.00	82,331	100.00	(3,646)	(4.24)
Operating costs	(82,535)	96.00	(82,123)	99.74	(412)	(0.50)
Non-operating income	1,080	1.26	710	0.86	(370)	(34.26)
Income tax expense	(2,807)	3.26	(1,280)	1.55	(1,527)	(54.40)
Dividend tax	(180)	0.21	(218)	0.26	38	21.11
Share in net loss of equity method investees	(96)	0.11	(393)	0.48	297	309.38
Minority interest	—	—	(1)	—	(1)	—

Net income	1,439	1.67	(974)	(1.17)	(2,413)	(167.69)

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2007 and 2008:

	2007	2008	Increase/ (Decrease)	Increase/ (Decrease)
	Rs. (in millions)	Rs. (in millions)	Rs. (in millions)%
Telephone:
International long distance (“ILD”)	53,047	46,687	(6,360)	(11.99)
National long distance (“NLD”)	3,377	3,767	390	11.55
Corporate data transmission:
Leased circuits and IRUs	10,329	10,998	669	6.48
Frame relay and MDNS services	2,794	932	(1,862)	(66.64)
Internet leased lines	4,038	4,796	758	18.77
Internet (including Corporate IP Transit)	5,357	7,844	2,487	46.43
Other	7,035	7,307	272	3.87

Total	85,977	82,331	(3,646)	(4.24)

Telephone

ILD Revenue

The ILD business generated the single largest revenue stream of the Company in fiscal 2007 and fiscal 2008—61.70% and 56.71% of the Company’s total revenues, respectively. ILD traffic into and out of India represented a significant portion of the Company’s Wholesale Voice segment and the Company maintained market leadership in terms of the volume of inbound termination of calls to India. However, the Company’s ILD revenues declined by 11.99% to Rs. 46,687 million in fiscal 2008 from Rs. 53,047 million in fiscal 2007 primarily due to the appreciation of the rupee over the dollar in fiscal 2008 and reduced prices for ILD services as a result of increased competition in the industry (despite a 30% increase in ILD traffic volumes from fiscal 2007 to fiscal 2008).

NLD Revenue

NLD as a revenue stream is generated by the Company’s India operations and accounted for 4.58% and 3.93% of the Company’s total revenues in fiscal 2008 and fiscal 2007, respectively. NLD volumes increased by 33% in fiscal 2008 over fiscal 2007. This resulted in an increase of 11.55% in NLD revenues to Rs. 3,767 million in fiscal 2008 from Rs. 3,377 million in fiscal 2007. However, net revenues per minute decreased to Rs. 0.24 per minute in fiscal 2008 as compared to Rs. 0.26 per minute in fiscal 2007 due to falling prices for NLD services as a result of increased competition after the issuance of new NLD licenses and other regulatory initiatives. Although new entrants in the NLD market subjected the Company to ever increasing pricing pressures, they also presented opportunities for the Company to share its network infrastructure with the new licensees and pursue new revenue-earning avenues for the Company.

The Company continued to augment its NLD network, which also sustains its Enterprise and Carrier Data segment in India. The Company launched an NGN Voice network, and had a strong national infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. Apart from increasing the Company’s overall revenues, the NLD business helped the Company reduce costs by reducing its dependence on other NLD operators for domestic connectivity. Further, the Company was able to carry increased volumes due to a larger network reach and increased points of interconnect with other access providers.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs increased by 6.48% to Rs. 10,998 million in fiscal 2008 compared to Rs. 10,329 million in fiscal 2007. The increase was largely fuelled by the growth of IT, IT-enabled services, financial markets and outsourcing services in India. These services contributed approximately 13.36% and 12.01% of the Company’s total revenues in fiscal 2008 and fiscal 2007, respectively. The Company continued to focus on the growth of these services globally.

Frame Relay and MDNS Services Revenue

Frame relay and MDNS services revenue decreased by 66.64% to Rs. 932 million in fiscal 2008 compared to Rs. 2,794 million in fiscal 2007 due to increased customer preference for dedicated leased circuits and certain customers launching their own captive facilities for these services. This revenue stream accounted for 3.25% and 1.13% of the Company’s total revenues in fiscal 2007 and fiscal 2008, respectively.

Internet Leased Lines Revenue

Revenues from internet leased lines increased by approximately 18.77% to Rs. 4,796 million in fiscal 2008 compared to Rs. 4,038 million in fiscal 2007 on account of an increase in demand for high-speed dedicated internet access by enterprise customers. The growth was primarily driven by the Company’s India operations. This revenue stream accounted for 4.70% and 5.83% of the Company’s total revenues in fiscal 2007 and fiscal 2008, respectively.

Internet Revenue

Internet revenue (which generated 6.23% and 9.53% of the Company’s total revenues in fiscal 2007 and fiscal 2008, respectively) increased by 46.43% to Rs. 7,844 million in fiscal 2008 compared to Rs. 5,357 million in fiscal 2007, primarily because of an increase in broadband and corporate IP transit services revenues. Internet revenue includes revenue from retail dial-up and broadband services offered by the Company in India, services offered by VBL and DIL, and corporate IP transit services offered by the Company across the globe.

Broadband revenues increased by 40.40% to Rs. 1,703 million in fiscal 2008 from Rs. 1,213 million in fiscal 2007 due to an increase in the Company’s subscriber base. The Company continued to focus on broadband services across India, but its broadband plans were severely negatively impacted by the lack of unbundled last-mile access and the high cost of access to customers. In fiscal 2008, the Company commenced its roll-out of a Wimax-based Wireless Broadband Access network in an effort to help overcome the last-mile access problems.

Corporate IP transit services revenues increased by 11.47% to Rs. 3,660 million in fiscal 2008 from Rs. 3,283 million in fiscal 2007.

Other Revenue

Other revenue increased by 3.87% to Rs. 7,307 million in fiscal 2008 from Rs. 7,035 million in fiscal 2007, largely due to an increase in VPN revenues and IDC revenues. Other revenue accounted for 8.88% of the Company’s total revenue in fiscal 2008 as compared to 8.18% in fiscal 2007. Other revenue was generated primarily from VPN services, data centre services, global roaming and other VAS services. VPN revenues grew by 21.27% to Rs. 1,009 million in fiscal 2008 from Rs. 832 million in fiscal 2007. IDC revenues grew by 31.21% to Rs. 1,072 million in fiscal 2008 from Rs. 817 million in fiscal 2007. Global roaming services contributed 4.57% more to Other revenue in fiscal 2008 than in fiscal 2007 (Rs. 2,037 million and Rs. 1,948 million, respectively).

Operating Costs

The following table sets forth information regarding the Company’s operating costs for the fiscal years ended March 31, 2007 and 2008:

	2007	2008	Increase/(Decrease)	Increase/(Decrease)
	Rs. (in millions)	Rs. (in millions)	Rs. (in millions)%
Network and transmission costs
Interconnect charges	49,092	44,084	(5,008)	(10.20)
Rent of landlines	345	969	624	180.87
Space segment utilization charges	583	297	(286)	(49.06)
Other transmission costs	1,425	1,367	(58)	(4.07)
Total	51,445	46,717	(4,728)	(9.19)
License fees	1,087	848	(239)	(21.99)
Other operating costs including depreciation and amortization	30,003	34,558	4,555	15.18

Total operating costs	82,535	82,123	(412)	(0.50)

Network and Transmission Costs

Network and transmission costs decreased by 9.19% to Rs. 46,717 million in fiscal 2008 from Rs. 51,445 million in fiscal 2007. As a percentage of revenue, network and transmission costs decreased to 56.74% in fiscal 2008 compared to 59.80% in fiscal 2007. The decrease in fiscal 2008 was primarily due to the realization of synergies from the acquisitions of Teleglobe and TGN and price efficiencies achieved due to higher volumes.

Interconnect charges decreased by 10.20% to Rs. 44,084 million in fiscal 2008 from Rs. 49,092 million in fiscal 2007. Interconnect charges also decreased as a percentage of revenue to 53.54% in fiscal 2008 from 57.10% in fiscal 2007. These decreases were primarily due to a reduction in termination charges on wholesale voice services and the conversion of revenue-sharing contracts in the data business to direct network contracts.

Costs incurred in relation to the rent for landlines increased by 180.87% to Rs. 969 million in fiscal 2008 from Rs. 345 million in fiscal 2007. As a percentage of revenue, the costs associated with rent of landlines also increased to 1.18% in fiscal 2008 from 0.40% in fiscal 2007. These increases were principally a result of the acquisition of DIL on June 24, 2007 and an increase in off-net lease charges consequent to increase in 19,713 E1s in fiscal 2007 to 35,638 E1s in fiscal 2008.

The Company continued to rationalize its space segment utilization charges by surrendering surplus capacity and using its fibre optic cable infrastructure for carrying voice and data traffic. Consequently, these charges decreased by 49.06% to Rs. 297 million in fiscal 2008 compared to Rs. 583 million in fiscal 2007. As a percentage of revenue, these charges also decreased to 0.36% in fiscal 2008 from 0.68% in fiscal 2007.

License Fees

The license fee payable by the Company to the DoT is 6% of adjusted gross revenues (“AGR”). The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying of calls less service and sales taxes paid to the Government of India. We have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2008 and 2007 were Rs. 821 million and Rs. 1058 million, respectively.

As part of the compensation to the Company for the early termination of its monopoly on providing ILD services, the GoI agreed to refund to the Company 10% of the NLD license fees. Accordingly, the Company recorded a net charge of 5% of the revenues from NLD services and recorded a receivable from the GoI of 10% of such fees. The total original amount of the claim was Rs. 802.80 million. As of March 31, 2008, the GoI had refunded Rs. 793.10 million to the Company.

Other Operating Costs

Other operating costs increased by 15.18% to Rs. 34,558 in fiscal 2008 from Rs. 30,003 in fiscal 2007. As a percentage of revenue, other operating costs increased to 41.97% in fiscal 2008 compared to 34.9% in fiscal 2007. These increases were primarily due to increases in legal charges, infrastructure roll-out and organizational growth.

Increases in some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased by 5.63% to Rs. 7,358 million in fiscal 2008 from Rs. 6,966 million in fiscal 2007, representing 21.29% and 23.22% of other operating costs in fiscal 2008 and fiscal 2007, respectively, primarily because of capital expenditures made by the Company of Rs. 39,460 million and Rs. 10,091 million in fiscal 2008 and fiscal 2007, respectively. Depreciation and amortization charges in fiscal 2007 included an impairment charge of Rs. 80 million taken to write-off the net book value of the distribution rights acquired through Teleglobe. The Company’s net block of property, plant and equipment (“PP&E”) increased to Rs. 74,084 million in fiscal 2008 from Rs. 59,640 million in fiscal 2007 and the effective rate of depreciation on PP&E was 8.67% and 9.05% in fiscal 2008 and fiscal 2007, respectively.

•

Manpower costs decreased by 2% to Rs. 8,792 million in fiscal 2008 from Rs. 9,001 million in fiscal 2007, representing about 25% and 30% of other operating costs in fiscal 2008 and fiscal 2007, respectively. Manpower costs in fiscal 2007 included Rs. 239 million recorded as an expenditure toward the Voluntary Retirement and Separation schemes for VSNL India and Rs. 100 million toward severance payments for TGN employees and retention bonuses for TGN and Teleglobe employees pursuant to the integration and restructuring related to the TGN and Teleglobe acquisitions. Excluding these costs, manpower costs went up by 2% in fiscal 2008 as compared to fiscal 2007. This increase is primarily due to an increase in manpower. As of March 31, 2008 and 2007, respectively, the Company had a total of 5,147 (80% based in India) and 4,401 (72.73% based in India) employees.

•

Repairs and maintenance costs increased by 4% to Rs. 4,419 million in fiscal 2008 from Rs. 4,232 million in fiscal 2007, representing 12.85% and 14.11% of other operating costs in fiscal 2008 and fiscal 2007, respectively, primarily due to the expansion of the Company’s asset base as a result of the TGN and Teleglobe acquisitions.

•

Legal and professional fees increased by 249% to Rs. 4,861 million in fiscal 2008 from Rs. 1,392 million in fiscal 2007, representing 14.13% and 4.64% of other operating costs in fiscal 2008 and fiscal 2007, respectively, primarily due to the Company’s increased operations outside India, dispute resolution and arbitration costs, and restructuring and compliance costs. Polargrid LLC, initial bidders for TGN, brought suit against the Company in December 2004 in the U.S. District Court for the Southern District of New York in connection with an alleged breach of contract between the parties, and subsequently amended its complaint to add additional claims. Polargrid’s complaint sought in excess of US$1.5 billion in damages arising from the Company’s alleged breach and other alleged violations of common law. In April 2008, the Company settled all outstanding claims by Polargrid for an amount of Rs. 680 million (US$17 million), which was accrued in fiscal 2008 and included as a one-time, non-recurring cost under other operating costs in the income statement and under accrued expenses and other current liabilities in the balance sheet. Under the terms of our settlement with Polargrid, all claims and counterclaims in the New York federal action have been dismissed with prejudice, Polargrid ceased its opposition to the Tata Composite Scheme of Arrangement, and the parties released each other from all related claims and covenant not to sue each other for related matters, including any matters related to the Tyco Global Network or Polarnet project.

In fiscal 2008, the Company incurred Rs. 760 million of other operating costs and Rs. 69 million of interest expense, both of which were included under accrued expenses and other current liabilities on the balance sheet, in connection with the settlement of arbitration with Reliance Globalcom Limited (formerly known as “Flag Telecom”). The outcome of the arbitration proceeding was unfavorable for the Company and as a result the Company incurred a liability for damages payable to Reliance Globalcom. In September 2008, the Company paid the liability plus additional interest of Rs. 27 million for the period April 2008 to the date of settlement in September 2008. There were no such costs or related interest expense incurred in fiscal 2007.

Non-Operating Income

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2007 and 2008:

	2007	2008	Increase/ (Decrease)	Increase/ (Decrease)
	Rs. (in millions)	Rs. (in millions)	Rs. (in millions)%
Gain on sale of investments (net)	17	145	128	752.94
Interest income/(expense) (net)	(1,317)	(1,369)	52	3.95
Dividend income	578	317	(261)	(45.16)
Foreign exchange gains (loss) (net)	36	3	(33)	(91.67)
Liabilities not required to be settled written back	578	229	(349)	(60.38)
Other income	1,188	1,385	197	16.58

Total	1,080	710	(370)	(34.26)

The Company’s total non-operating income declined by 34.26% to Rs. 710 million in fiscal 2008 from Rs. 1,080 million in fiscal 2007 primarily due to a decrease in dividend income and liabilities written back. The Company’s income from dividends decreased due to a reduction in Company’s investment in mutual funds.

Gain on Sale of Investments

As a result of the Company’s sale of mutual fund investments, the gain on sale of investments increased by 752.94% in fiscal 2008 to Rs. 145 million from Rs. 17 million in fiscal 2007.

Interest Income/ Expense(Net)

Net interest, which represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities, increased from Rs. 1,317 million in fiscal 2007 to Rs. 1,369 million in fiscal 2008, primarily due to an increase in interest expense paid by the Company on short-term and long-term debt from Rs. 1,380 million in fiscal 2007 to Rs. 1,469 million in fiscal 2008 because of an increase in the total debt of the Company. This outflow was offset by an increase in interest received by the Company from banks and others of Rs. 100 million in fiscal 2008 from Rs. 63 million in fiscal 2007 as a result of an increase in interest rates globally.

Other Income

Other non-operating income increased to 16.58% from Rs. 1,188 million in fiscal 2007 to Rs. 1,385 million in fiscal 2008, primarily because of profits on sales of fixed assets and an increase from Rs. 63 million in fiscal 2007 to Rs. 167 million in fiscal 2008 of interest received by the Company on income tax refunds related to the Company’s India operations.

Income Tax Expense

The Company’s income tax expense decreased by 54.40% to Rs. 1,280 million in fiscal 2008 from Rs. 2,807 million in fiscal 2007 principally because of a reduction in income before income taxes from Rs. 4,522 million in fiscal 2007 to Rs. 918 million in fiscal 2008. The Company’s effective tax rate on a consolidated basis was 139.43% and 62.07% for fiscal 2008 and fiscal 2007, respectively. The Company’s statutory income tax rates were 33.99% and 33.66% for fiscal 2008 and fiscal 2007, respectively. The Company’s effective tax rates were higher than the statutory rates because the Company’s operations outside India incurred losses which could not be set off against the profits earned by the Company’s Indian operations.

In fiscal 2007, the Company commenced its analysis under Section 382 of the US Internal Revenue Code to ascertain the amount of operating loss in respect of a subsidiary of Teleglobe International Holdings Ltd (TIHL) that will be available for future utilization consequent to the acquisition of TIHL by the Company in fiscal 2006. In fiscal 2008, deferred tax assets and corresponding valuation allowance of Rs. 2,605 million were written-off as the Company concluded that these deferred tax assets were not available for future utilization. The above write-off did not have an impact on the income statement as there was an equal but opposite movement in valuation allowance.

The Company is subject to significant claims by revenue authorities in respect of income tax matters. See—“Legal Proceedings” in Item 8.

Share in Net Loss of Equity Method Investees

The Company’s share in the net loss of equity method investees increased by 309.38% to Rs. 393 million in fiscal 2008 from Rs. 96 million in fiscal 2007. On March 31, 2008 and March 31, 2007, the equity method investees were SEPCO Communications Pty. Ltd (“SEPCO”) and United Telecom Limited (“UTL”). During fiscal 2008 and 2007, the Company had an ownership interest of 43.16% in SEPCO and 26.66% in UTL.

Critical Accounting Policies

US GAAP

The Company prepares its financial statements in accordance with Indian GAAP. US GAAP differs in certain material respects from Indian GAAP. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted for using the purchase method, valuation of investments, measurement and accounting for impairment loss of long–lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, foreign exchange differences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Impairment of Long-Lived Assets

We review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. Assets to be disposed off are reported at the lower of the carrying value or the fair value less the cost to sell. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors, including adverse regulatory and legal rulings. If the asset is impaired, we recognize an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new cost basis.

Valuation of Goodwill

Goodwill is tested for potential impairment on an annual basis, which for the Company is performed on March 31 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments are generally one level below the operating segment and have been identified as international voice (included under the global voice services operating segment), broadband internet through optical fibre and broadband and dial-up internet (both included under the retail internet operating segment).

Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Estimating the fair value of reporting units is a subjective process that requires significant estimates and assumptions, particularly related to cash flows and the appropriate discount rates. The fair values of the reporting units were determined using a valuation technique consistent with the income approach. For the purposes of the income approach, internal forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and the availability of necessary technology and network infrastructure. Due to the inherent uncertainty involved in making those estimates, actual results could differ from the estimates. The Company evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair values of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units, for reasonableness.

Cash flows were discounted based on equity return rates. The Company believes that the discount rates used adequately reflect the inherent risk in the businesses of the reporting units, uncertainty in the economic environment and the risks associated with the internally developed forecasts. Expected rates of equity returns were estimated based on historical market returns for similar industries of the reporting units.

Legal claims against the Company

There are a number of legal proceedings covering a wide range of matters pending or threatened against us. We have accrued for loss contingencies that are probable and where the loss amount can be reasonably estimated. The judgments we make with regard to whether to establish an accrual are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and revalued as new information is obtained. We may not establish our liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. In respect of loss contingencies where the reliable estimate of loss is a range, the amount accrued is the better estimate of the loss within the range and when no amount within the range is a better estimate than any other amount, the minimum amount in the range in accrued.

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

Income Taxes

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of realization of deferred income taxes and the timing of income tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. The Company measures deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and all available evidence. Income tax benefits from tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will sustain upon examination. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are recognized. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our financial condition and results of operations in future periods, as well as final review of our tax returns by taxing authorities, which, as a matter of course, are regularly audited by the Indian and foreign tax authorities. Upon adoption of FIN 48, the variation on account of review could be minimized but may not be altogether eliminated.

Accounting policy on uncertain tax positions

Uncertain tax positions have been recognized using the more-likely-than-not threshold determined solely based on technical merits that the tax positions will sustain upon examination. Tax positions that met recognition threshold have been measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions have been classified as income tax liabilities and have been reduced from advance tax which has been presented in balance sheet under current assets.

Asset retirement obligations

The Company’s asset retirement obligations relate to the removal of cable systems when they will be retired. The Company records a liability for the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The liability for an asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and technical estimates received from consortium members of the cable systems. The Company measures changes in liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations. The Company reviews and revises its estimate to the extent there are material differences between the estimated and actual removal costs and the estimated and actual rates.

Segment Analysis

The Company has three reportable segments:

•	Wholesale Voice—global voice services;

•	Enterprise and Carrier Data—corporate data transmission services;

•	Others—India voice, retail internet, data center, signaling, roaming and T.V. uplinking services.

Revenues from the Wholesale Voice and Enterprise and Carrier Data segments exceed 75% of the Company’s total consolidated revenues. The Chief Operating Decision Makers (“CODM”), comprised of the board of directors and managing director of the Company, determine the Company’s reportable segments, and allocate resources and costs to, and assess the performance of, each of the Company’s segments.

Fiscal Year 2009 Compared to Fiscal Year 2008

The following is a summary of segment information for the fiscal years ended March 31, 2008 and March 31, 2009:

Segment	2008		2009				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	Rs. (millions)	Rs. (millions)	Rs. (millions)	US $ (millions)	Rs. (millions)	US $ (millions)	Rs. (millions)	Rs. (millions)%
Wholesale Voice	46,687	7,539	50,207	987	8,771	173	3,520	1,232	7.54	16.34
Enterprise and Carrier Data	18,809	15,977	25,184	495	22,500	442	6,375	6,523	33.89	40.83
Others	16,835	11,359	21,904	431	13,960	275	5,069	2,601	30.11	22.90
Total	82,331	34,875	97,295	1,913	45,231	890	14,964	10,356	18.18	29.69

Wholesale Voice

In fiscal 2009 and 2008, the Company carried approximately 25 billion minutes and 23 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 8.49 billion minutes in fiscal 2009 and 6.9 billion minutes in fiscal 2008. The segment results of Wholesale Voice increased from Rs. 7,539 million in fiscal 2008 to Rs. 8,771 million in fiscal 2009, a rise of 16.34% due to continuous focus on increasing volumes and thus revenues, while cutting costs to improve margins.

Segment results of Wholesale Voice are approximately 17.47% and 16.15% of total wholesale voice revenues for fiscal 2009 and fiscal 2008, respectively.

The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data segment have increased by 33.89% in fiscal 2009, from Rs. 18,809 million in fiscal 2008 to Rs. 25,184 million in fiscal 2009. Though the Company has witnessed substantial volume growth, tariff drops have been significant and the Company expects tariffs to continue to be under pressure.

The segment result of Enterprise and Carrier Data increased from Rs. 15,977 million in fiscal 2008 to Rs. 22,500 million in fiscal 2009, an increase of 40.83%. The Enterprise and Carrier Data segment results were 84.95% and 89.34% of Enterprise and Carrier Data segment revenue for fiscal 2008 and fiscal 2009, respectively. However, these segment results are not indicative of the true margins of this segment as substantial costs of the Company cannot be allocated among segments, as discussed below and in the consolidated financial statements of the Company.

Others

Revenues from the Others segment increased from Rs. 16,835 million in fiscal 2008 to Rs. 21,904 million in fiscal 2009, an increase of 30.11%. The segment results increased from Rs. 11,359 million in fiscal 2008 to Rs.13,960 million in fiscal 2009. This has been largely driven by the growth in Internet and other value-added services. Volumes in the national long distance services have increased by approximately 43% though the retentions for this business increased marginally from Rs. 0.24 in 2008 to Rs. 0.26 in 2009. Other value-added services including mobile roaming and signaling, data centers and TV uplinking, have all contributed to significant growth in the segment revenues.

Fiscal Year 2008 Compared to Fiscal Year 2007

The following is a summary of segment information for the fiscal years ended March 31, 2007 and March 31, 2008:

Segment	2007		2008		Increase/ (Decrease)		Increase/ (Decrease)
	Revenues	Results	Revenues	Results	Revenues	Results	Revenues	Results
	(Rs. millions)	(Rs. millions)	(Rs. millions)	(Rs. millions)	(Rs. millions)	(Rs. millions)%		%
Wholesale Voice	53,047	7,234	46,687	7,539	(6,360)	305	(11.99)	4.22
Enterprise and Carrier Data	19,550	16,936	18,809	15,977	(741)	(959)	(3.79)	(5.66)
Others	13,380	9,400	16,835	11,359	3,455	1,959	25.82	20.84

Total	85,977	33,570	82,331	34,875	(3,646)	1,305	(4.24)	3.89

Wholesale Voice

Although revenues from our Wholesale Voice segment decreased by 11.99% from Rs. 53,047 million in fiscal 2007 to Rs. 46,687 million in fiscal 2008, the results of the Wholesale Voice segment increased by 4.22% from Rs. 7,234 million in fiscal 2007 to Rs. 7,539 million in fiscal 2008, principally because of an increase in international voice traffic. In fiscal 2008, the Company carried approximately 23 billion minutes of international voice traffic compared to 20 billion minutes in fiscal 2007, primarily driven by growth resulting from the acquisition of Teleglobe. Out of this, the Indian business of the Company carried international traffic of approximately 6.9 billion minutes in fiscal 2008 and 5.3 billion minutes in fiscal 2007, respectively. Revenues generated by the Wholesale Voice segment constituted 56.71% and 61.70% of total revenues for fiscal 2008 and fiscal 2007.

Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data segment decreased by 3.79% to Rs. 18,809 in fiscal 2008 from Rs. 19,550 in fiscal 2007, and the results of the Enterprise and Carrier Data segment decreased by 5.66% to Rs. 15,977 million in fiscal 2008 from Rs. 16,936 million in fiscal 2007, in both cases because the substantial volume growth that the Company benefited from in this segment was offset by competitive pressures driving down prices for these services. Moreover, the results of the Enterprise and Carrier Data segment in fiscal 2007 and fiscal 2008 were not indicative of the true margins generated because substantial costs could not be allocated to this segment. See below and “—Consolidated Financial Statements”. Revenues generated by the Enterprise and Carrier Data segment constituted 22.85% and 22.74% of total revenues for fiscal 2008 and fiscal 2007, respectively.

Others

Revenues from our Others segment increased by 25.82% to Rs. 16,835 million in fiscal 2008 from Rs. 13,380 million in fiscal 2007, and the results of the Others segment increased by 20.84% to Rs. 11,359 million in fiscal 2008 from Rs. 9,400 million in fiscal 2007, largely driven by the growth in internet and other value-added services (such as NLD, mobile roaming, signaling, data center and T.V. uplinking services) provided by the Company as part of its strategy to diversify its product and service portfolio. For example, NLD service volumes increased by approximately 33% in fiscal 2008 from fiscal 2007, although the Company retained fewer customers due to increased competitive pricing pressures.

Allocation of Costs Among Segments

Revenues and interconnect charges are directly attributable to each segment. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on the utilization of satellite and landlines by the businesses included in each segment. License fees for international voice and corporate data transmission services are allocated based on net revenues generated by each segment from these services. Depreciation and amortization, impairment loss on intangible assets and all other operating costs are unallocable.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Liquidity and Capital Resources

	2007	2008	2009
	(Rs. millions)	(Rs. millions)	(Rs. millions)	(US $ millions)
Cash flows provided by operating activities	6192	10,401	14,724	289
Cash flows used in investing activities	(12,074)	(16,674)	(35,116)	(690)
Cash flows provided by/(used in) financing activities	3,806	6,738	22,548	443
Effect of foreign exchange on cash flows	(256)	(57)	445	9
Cash and cash equivalents, beginning of year	4,373	2,041	2, 449	48

Cash and cash equivalents, end of year	2,041	2,449	5, 050	99

Cash Flows Provided by Operating Activities

The Company generated Rs. 6,192 million, Rs. 10,401 million and Rs. 14,724 million (US$ 289 million) as cash from operating activities for fiscal 2007, fiscal 2008 and fiscal 2009 respectively. During the fiscal year 2009, increase in net operating revenues contributed to substantial increase in cash flows from operations.

During fiscal 2009, the net impact of working capital changes was an inflow of Rs. 3,140 million as against an inflow of Rs. 4,076 million in fiscal 2008 and outflow of Rs. 2,033 million in fiscal 2007. The inflow of net working capital changes reduced due to a combination of mainly net change in accounts receivable, prepaid expenses and other current assets, other non-current assets, accounts payable, accrued expenses and other current liabilities in fiscal 2009 over fiscal 2008. The changes in working capital arise primarily from timing of receipts and payments related to our accounts receivable, other current and non-current assets, accounts payable and other current and non-current liabilities.

Cash Flows Used in Investing Activities

The Company used cash amounting to Rs. 12,074 million, Rs. 16,674 million and Rs. 35,116 million (US$ 690 million) towards investing activities during fiscal 2007, fiscal 2008 and fiscal 2009 respectively. The Company’s purchase of tangible and intangible assets net of sale proceeds were higher by Rs. 6,774 million in fiscal 2009 as against fiscal 2008. In fiscal 2009, the Company generated Rs 4,242 million from sale of partial investment in Tata Teleservices Ltd and had used net cash of Rs. 2,668 million during the year in mutual fund investments. The Company had also made additional investments and provided loans to the extent of Rs. 3,752 million to support its long term venture in South Africa. The Company also made a restricted interest bearing deposit of Rs. 2,550 million placed with a bank in India as margin money for short period ( 40 days) for issuing bank guarantee till the bank set up credit limits at its end for the Company. Further, a sum of Rs. 81 million was interest bearing restricted deposit with banks due to statutory / legal requirements.

Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of Rs. 3,806 million in fiscal 2007, Rs. 6,738 million in fiscal 2008 and Rs. 22,548 million (US$ 443 million) in fiscal 2009. During fiscal 2007, the Company converted its short-term borrowing to long-term borrowings ranging for periods from six to seven years. During fiscal 2008, the Company raised a term loan of Rs. 3,500 million to meet its working capital and capital expenditure requirements. During fiscal 2009, the Company’s proceeds from long-term borrowings net of repayment were Rs. 21,920 million toward meeting various capital expenditure and to augment growth plans. In order to manage short term liquidity, the company had raised Rs. 2,016 million (net of repayments) in fiscal 2009 ranging from overnight overdrafts to short term loans for a period upto one year. The Company as on March 31, 2009, has total long term debt of Rs. 48,601 million (US$ 956 million) and cash and cash equivalents of Rs. 5,050 million (US$ 99 million) as against long-term debt of Rs. 20,384 million and cash and cash equivalents of Rs. 2,449 million as of March 31, 2008.

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

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of Directors’ Approval for Investments in South Africa

The Company owns 43.16% in SEPCO Telecommunication Pty. Ltd. (“SEPCO”). SEPCO in turn owns 51% in Neotel, the second national telecommunications operator in South Africa. The Board has approved an investment of up to US$ 300 million over a four year period in Neotel. The investment in fiscal 2010 is expected to be US $26.6 million. In March 2009, Neotel completed its project financing by raising debt funding of ZAR 4.4 billion.

Planned Capital Expenditures and Cash Requirements

The Company has forecasted total capital expenditures of approximately Rs. 39,272 million in its annual operating plan for fiscal 2010 for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

The capital expenditures include a planned investment in new cable system for approximately Rs 17,238 million (US$ 338 million) which includes some of the ongoing projects like Intra-Asia, Eurasia, IMEWE and new cable system-Western African Cable System

Fall in Revenues due to Tariff Drops both in Voice and Data

The Company has gradually over the past years witnessed pricing pressures on its products and services, both in the voice and other segments. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline. These factors could cause revenues and profits to decline in fiscal 2010 and future periods, which would affect the working capital of the Company.

Unfavorable Resolution of Tax Disputes

In the event of a decision against the Company relating to its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global shares, the reimbursement of levy by the government of India and the related interest, and penalties will negatively affect the Company’s results of operations by Rs. 6,275 million, Rs. 1,077 million, Rs. 629 million and Rs. 8,175 million respectively.

Taxes and interest relating to these tax disputes have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 1,236 million (out of a total Rs. 8,175 million of penalties imposed by the tax authorities) have also been paid which may result in an additional future payment of up to Rs. 6,939 million if the Company is unsuccessful in all of its significant tax disputes.

In fiscal 2009, the Company’s outstanding loan balance increased by approximately Rs. 29,809 million, consisting of short-term borrowings of Rs. 1,592 million and long-term borrowings of Rs. 28,217 million. The additional short-term borrowings were incurred to finance the Company’s working capital requirements. Short term loans as on 31st March 2009, aggregating to Rs. 6,763 million (US$ 133 million) have been converted into long term loans in July and August 2009 and therefore shown as long term loans. The unsecured short-term borrowings carried a weighted average interest rate of approximately 9.67% per annum. The long-term borrowings consist of secured and unsecured term and foreign currency loans (mainly denominated in US dollars and INR) with interest rates ranging from Libor plus 300 basis points to 470 basis points per annum for US dollars denominated loans and 10.70% to 11.75% per annum on secured Indian Rupee loans. The maturity dates of these loans range from March 2010 to January 2019. The increase in the long-term borrowings was mainly to finance capital expenditures. As of March 31, 2009, the Company’s total interest bearing debt was 115% of total shareholders’ equity as compared to 60% on March 31, 2008.

The Company has unutilized lines of short-term credit facilities of Rs. 7,345 million and Rs. 4,500 million of long-term credit facilities as of March 31, 2009.

In fiscal 2010, the Company may require additional financing of approximately Rs. 30,804 million for capital expenditures. In addition, the Company may need to raise short-term funds to meet temporary working capital requirements from time to time. The Company intends to refinance Rs. 5,981 million short-term loans and Rs. 564 million long-term loans maturing in fiscal 2010. The additional financing may be obtained by way of loans from Indian and overseas banks / financial institutions. These loans will be denominated mainly in Indian Rupee, US dollar and South African Rand.

The Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approvals (including the Government of India).

Details of Loan covenant restrictions:

The financial loans covenants are applicable to long-term dollar denominated loans and will also be applicable to ZAR denominated long term loan from FY 10 onwards pursuant to conversion of ZAR denominated bridge loan of ZAR 315 million into long term loan. The financial covenants are based on the annual consolidated financial statements of the Company prepared in accordance with Indian Accounting Standards (referred to as “Indian GAAP”). In accordance with the loan agreements, the annual consolidated financial statements to compute the covenants exclude the financial statements of VSNL SNOSPV Pte. Ltd, a subsidiary, SepCo Communications (Pty) Limited and United Telecom Limited, joint ventures and Neotel (Pty) Limited, a subsidiary of SepCo Communications (Pty) Limited (referred to as “Relevant Group”).

Breach of any financial covenant will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments.

The financial covenants applicable for fiscal 2008 have been set out below. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table, which are on lines of those defined in the loan agreements.

	Loan balance as of March 31, 2008 to which Financial Covenant is applicable	Financial Covenant	Compliance as of March 31, 2008
1.	Rs. 19,610 million (US$490 million)	Tangible Net Worth should not be less than Rs. 40 billion	In compliance.

2.	Rs. 10,006 million (US$250 million)	Net Debt should not exceed 3.25 times of EBITDA	In compliance.

3.	Rs. 8,804 million (US$220 million)

Borrowings should not exceed 1.5 times Tangible Net Worth;

Total Liabilities should not exceed 2 times Tangible Net Worth;

EBITDA should not be less than 1.5 times Debt Service Obligation; and

Total Net Fixed Assets should not be less than 1.50 times Borrowings

In compliance.

4.	Rs. 800 million (US$20 million)	Borrowings should not exceed 2 times Tangible Net worth Total Net Fixed Assets should not be less than 1.25 times Total Net Borrowings EBITDA should not be less than 2.5 times the Interest Expense	In compliance.

5.	Rs. 18,810 million (US$470 million)	EBITDA should not be less than 3 times the Interest Expense	In compliance.

Definitions:

“Tangible Net Worth” means, as at any particular time, shareholders’ funds less (but without double counting) any amount included in shareholders’ funds which is attributable to:

a)	goodwill or other intangible assets;

b)	amounts set aside for tax;

c)	minority interests;

d)	the amount by which the net book value of any asset has been written up after 31 March 2005 (or, in the case of a person becoming a member of the Relevant Group after that date, the date on which that person became or becomes a member of the Relevant Group) by way of revaluation or on its transfer from one member of the Relevant Group to another; and

e)	any dividend or other distribution declared, recommended or made by any member of the Relevant Group,

but ignoring any variation in the credit or debit balance on the Relevant Group consolidated profit and loss account since the date of the then latest audited consolidated balance sheet of the Relevant Group except to the extent reflected in any later Relevant Group consolidated profit and loss statement.

“EBITDA” means, in relation to any relevant fiscal year, the total consolidated profit of the Relevant Group for the concerned fiscal year before taking into account:

(a)	Interest Expense;

(b)	tax;

(c)	any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Relevant Group; and

(d)	extraordinary and exceptional items (excluding tax and licence fee refunds); and

(e)	after adding back all amounts provided for depreciation and amortisation for the relevant fiscal year,

as determined from the financial statements of the Relevant Group.

“Net Debt” means at any time, without double counting, the aggregate amount of all Borrowings of the Relevant Group:

(a)	excluding any working capital or similar facilities (the proceeds of which are applied solely towards working capital purposes) which are not made available in cash by way of short-term or long-term loans; and

reducing by any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means for surplus funds investment by the Relevant Group.

“Borrowings” means, as at any particular time, the aggregate outstanding principal, capital or nominal amount (and any fixed or minimum premium payable on prepayment or redemption) of the financial indebtedness of members of the Relevant Group. For this purpose, any amount outstanding or repayable in a currency other than INR shall on that day be taken into account in its INR equivalent at the rate of exchange that would have been used had an audited consolidated balance sheet of the Relevant Group been prepared as at that day in accordance with the GAAP applicable to the Financial Statements of Tata Communications Limited.

“Total Liabilities” means, at any time but without double counting, the aggregate value of the liabilities of each member of the Relevant Group (including all of its liabilities which are treated as current liabilities in accordance with the GAAP applicable to the financial statements of Tata Communications Limited, Borrowings (including all guarantees and indemnities in respect of Borrowings), all performance guarantees in favour of persons who are not members of the Relevant Group and all other liabilities of each member of the Relevant Group).

“Interest Expense” means, in relation to a relevant fiscal year, the aggregate amount of interest and any other finance charges (whether or not paid, payable or capitalised) accrued by the Relevant Group in that relevant fiscal year in respect of Borrowings including:

(a)	the interest element of leasing and hire purchase payments;

(b)	commitment fees, commissions, arrangement fees and guarantee fees; and

(c)	amounts in the nature of interest payable in respect of any shares other than equity share capital,

adjusted (but without double counting) by adding back the net amount payable (or deducting the net amount receivable) by members of the Relevant Group in respect of that Relevant Period under any interest or (so far as they relate to interest) currency hedging arrangements, all as determined from the financial statements.

“Debt Service” means, in respect of any relevant fiscal year, the sum of:

Interest Expense for that relevant fiscal year;

that part of all Borrowings outstanding at the commencement of the relevant fiscal year originally scheduled for repayment in the relevant fiscal year (whether or not paid or repaid when due) other than any Borrowings which are outstanding under:

any bridge facility provided that such Borrowings are refinanced prior to their stated maturity (or, if earlier, 31 March 2007) and such refinancing does not, and could not reasonably be expected to, result in any default; and

any working capital or similar facilities (the proceeds of which are applied solely towards working capital purposes) which are not made available in cash by way of short-term or long-term loans.

“Total Net Fixed Assets” means, at any time but without double counting, the aggregate net book value of all of the fixed tangible assets, investments and capital work in progress (excluding, for the avoidance of doubt, any revaluation reserve, any capital advances, goodwill and other intangible assets) of each member of the Relevant Group as determined from the financial statements of the Relevant Group.

“Total Net Borrowings” means at any time, without double counting, the aggregate net amount of all Borrowings of the Relevant Group:

(a)	excluding any working capital or similar facilities (the proceeds of which are applied solely towards working capital purposes) which are not made available in cash by way of short term or long term loans; and

(b)	reducing by any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means for surplus funds investment by the Relevant Group.

In fiscal 2009, the Company renegotiated the financial covenants on all long-term dollar denominated loans totaling Rs. 28,979 million (US$ 570 million). The Company was in compliance with all of the new and revised covenants as of March 31, 2009. The covenants were renegotiated in order to facilitate the Company’s ability to obtain additional long-term financing. The need for additional long-term financing is a result of a change in the Company’s business plan to increase capital expenditures, for example the plan to acquire Wimax spectrum to support the Company’s Broadband Wireless Access (BWA) in India (expected to be auctioned in fiscal 2010) and the subsequent rollout of wireless broadband services. The capital expenditure for the Wimax license is strategically important to the Company’s ability to expand its business and achieve its business objectives set out in its new business plan.

The new and revised financial covenants that are applicable from fiscal 2009 onwards are set out below in table. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table.

No.	Loan balance as of March 31, 2009 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2009.
1.	Rs. 28,979 million (US$ 570 million)	Tangible Net Worth of the Relevant Group

As of March 31, 2009 must exceed Rs. 40 billion.

As of March 31, 2010, 2011 and 2012 must exceed Rs. 25 billion

As of March 31, 2013 must exceed Rs. 35 billion.

As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed Rs. 42 billion.

Tangible net worth was Rs. 52.18 billion.

2.	Rs. 28,979 million (US$ 570 million)	Ratio of Total Net Fixed Assets of the Relevant Group to Net Debt as of the year ended March 31, 2009 and for annual periods ending beyond March 31, 2009.	Should exceed 1.6 times	The ratio of Total Net Fixed Assets to Net Debt was 3.90 times.

3.	Rs. 28,979 million (US$ 570 million)	Ratio of Net Debt to EBITDA and limit on Net Debt	For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 3.25:1, Net Debt should not exceed US$ 2.3 billion.	Net Debt to EBITDA ratio was 2.51 times and the Net Debt was US$ 865.71 million.

4.	Rs. 28,979 million (US$ 570 million)	The ratio of EBITDA to Net Interest Expense	EBITDA in fiscals 2009 to 2014 should exceed Net Interest Expense as follows: 2009 - 3.00 times 2010 and 2011 - 2.25 times 2012 - 2.75 times 2013 - 3.10 times 2014 - 3.25 times	The ratio of EBITDA to Net Interest Expense was 7.65 times.

5.	Rs. 28,979 million (US$ 570 million)	Ratio of Net Debt to EBITDA.	In fiscals 2013 and beyond, Net Debt should not exceed 3.25 times EBITDA.	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2009.

Definitions:

“Tangible Net Worth” means, as at any particular time, shareholders’ funds less (but without double counting) any amount included in shareholders’ funds which is attributable to:

a.	goodwill;

b.	amounts set aside for tax;

c.	minority interests;

d.	the amount by which the net book value of any asset has been written up after 31 March 2006 (or, in the case of a person becoming a member of the Relevant Group after that date, the date on which that person became or becomes a member of the Relevant Group) by way of revaluation or on its transfer from one member of the Relevant Group to another; and

e.	any dividend or other distribution declared, recommended or made by any member of the Group,

but ignoring any variation in the credit or debit balance on the Relevant Group consolidated profit and loss account since the date of the then latest audited consolidated balance sheet of the Relevant Group except to the extent reflected in any later Relevant Group consolidated profit and loss statement.

For the avoidance of doubt the Wimax licence fee will not be deducted when calculating Tangible Net Worth and any depreciation or amortization of the Wimax licence fee included in the calculation of Tangible Net Worth shall be cumulatively added back.

“Total Net Fixed Assets” means at any time but without double counting:

a.	the aggregate book value of all fixed assets less depreciation;

b.	the aggregate book value of all capital work in progress;

c.	investments (but excluding the book value of the Tata Teleservices Limited (TTSL) Investment); and

d.	the last traded value of the TTSL Investment,

in each case, of each member of the Relevant Group as determined from the financial statements of the Relevant Group.

“Net Debt” means at any time, without double counting, the aggregate net amount of all borrowings of the Relevant Group:

a.	excluding any working capital or similar facilities (the proceeds of which are applied solely towards working capital purposes) which are (i) not made available in cash by way of short term or long term loans; and (ii) not exceeding an aggregate amount of US$75,000,000 (or its equivalent in any other currency or currencies); and

b.	reducing by any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means for surplus funds investment by the Relevant Group.

“EBITDA” means, in relation to any relevant fiscal year, the total consolidated profit of the Relevant Group for that relevant fiscal year:

a.	before taking into account:

i.	Interest Expense;

ii.	tax;

iii.	any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Relevant Group; and

iv.	extraordinary and exceptional items (excluding tax and licence fee refunds); and

b.	after adding back all amounts provided for depreciation and amortisation for that Relevant Period,

as determined from the financial statements of the Relevant Group.

“Net Interest Expense” means Interest Expense less all income received by the Relevant Group in the relevant fiscal year in respect of any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means of surplus funds investment of the Relevant Group.

“Interest Expense” means, in relation to any Relevant Period, the aggregate amount of interest and any other finance charges (whether or not paid, payable or capitalised) accrued by the Relevant Group in the relevant fiscal year in respect of borrowings including:

a.	the interest element of leasing and hire purchase payments;

b.	commitment fees, commissions, arrangement fees and guarantee fees; and

c.	amounts in the nature of interest payable in respect of any shares other than equity share capital, adjusted (but without double counting) by adding back the net amount payable (or deducting the net amount receivable) by members of the Relevant Group in respect of that Relevant Period under any interest or (so far as they relate to interest) currency hedging arrangements and all as determined from the financial statements.

Based on the covenants levels as on March 31, 2009, the Company could raise additional debt of Rs.63,305 million without breaching any of its debt covenants as on March 31, 2009. Accordingly, considering the Company’s current financial position, and taking into account management’s assessment of its business potential, the Company anticipates that it will continue to comply with the covenants described above.

Other material limitations—Debt and non-debt financing :

Panatone Finvest Limited and the Government of India have agreed in the Shareholders’ Agreement that the Company shall not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include, among other things, the granting of any security or incurring of indebtedness in excess of the net worth of the Company per se. In the event that Panatone Finvest Limited and the Government of India fail to agree on such matter, their disagreement could result in the Company’s inability to borrow funds for future expansion.

However the Board of Directors of the Company including the nominee directors of the Government of India and Panatone Finvest Limited recently accorded an approval for the Company to raise debt, and provide guarantees which may in aggregate exceed the net worth of the Company per se by upto Rs. 41,990 million, subject to the Company obtaining Shareholders approval in the event the borrowings of the Company on a unconsolidated basis exceeds the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2009 stood at Rs. 67,980 million and the unconsolidated borrowings of the Company as on March 31, 2009 stood at Rs. 23,279 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, the management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

The authorized share capital of the Company is Rs. 3,000 million of which the issued share capital is Rs. 2,850 million at par value of Rs. 10 per share. The Company postponed seeking shareholders’ approval for increase of current level of authorized capital as the Government approvals were not received at the time of Annual General Body Meeting held on August 7, 2009. The Company shall approach the shareholders as soon as it receives Government approval for increasing authorized capital which is under consideration of the Government. However, considering the current market capitalization and the traded price of the Company’s shares on stock exchanges as discussed under Item 9 of Form 20-F, the balance un-issued portion of Rs. 150 million of the authorized capital would enable the Company to raise additional equity capital at a premium.

Off-Balance Sheet Arrangements

The Company has provided guarantee for Rs. 5,485 million to the buying stake holder of our investment in TTSL Shares in respect of certain representation and warranties (other than title and tax). In the event Neotel does not meet certain performance criteria as a result of which another shareholder does not fulfill its investment commitment, the Company will be obligated to invest an additional amount of Rs. 864 million.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2009:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 years
Purchase Obligations	24,382	20,798	3,584	—	—
Other long term contractual commitments (1)	11,257	5,697	5,524	36	—
Operating Lease Obligations	13,368	2,225	3,576	2,896	4,671
Capital Lease Obligations	3	3	—	—	—

(1)	The other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 2,206 million and standby letters of credit amounting to Rs. 5,142 million.

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecast total capital expenditures of approximately Rs. 39,272 million in its annual operating plan for fiscal 2010 for upgrading facilities and setting up new networks and facilities. This is over and above the Company’s investment commitment in Neotel. The bulk of the capital expenditures will be made to enhance the transmission capacities and last-mile connectivity of the Company, both inland and offshore, the primary benefit of which will be an expansion in our capacity, but the enhancements will also improve network resilience, expand network reach, optimize our network and enable us to offer new services. The data and internet product businesses of the Enterprise and Carrier Data segment and Other Segment of the Company will derive the most benefits from these advancements. In addition, the Company expects to make limited capital expenditures to grow its Wholesale Voice business, including expenditures to develop and acquire information technology assets, sustenance capital expenditures and expenditures to enhance infrastructure. The Company also expects to make capital expenditures to develop infrastructure that will be able to be used in all the segments of the Company.

But the above figure does not include the amount required towards investment in WiMax spectrum and the subsequent roll out of a Retail WiMax network, which is expected to take place in this fiscal year depending upon the auction dates to be announced by the government.

Research and Development, Patents and Licenses

The Company conducts its own internal research and development in order to achieve its strategic goals and to remain a leader in current technological advancements. The main focus of the Company’s internal research and development activity is the exploration of suitable technologies that will enable the Company to best serve its customers, gain a competitive advantage in the telecommunications market and reduce its cost of operations. The research and development that the Company has focused on in recent years has been on access technologies, content delivery systems, tools for network optimization, graphic user interface applications for network inventory systems and internet applications.

In accordance with the Company’s accounting policy on research and development, all costs incurred in connection with research and development by the Company are charged to the income statement under the relevant line items.

Financial and Management Accounting and Reporting Systems

The Company was subject to various laws and Government policies in respect of public sector enterprises and followed procedures appropriate for a public sector entity until its privatization in fiscal 2002. Consequently, the Company did not have the financial and management accounting and reporting systems that are typical of private comparable companies outside India. Although the Company initiated various steps to improve its processes and systems, the Company has to continue to invest in improving its processes and systems further in light of the dynamic conditions and changes within the industry in which it operates. In addition, the Company has grown quickly as a result of significant acquisitions in fiscal 2006. In fiscal 2009, the Company has introduced new processes and have also upgraded the ERP system for its international operations due to which the accounting and reporting systems have significantly stabilized. However Company has made and will continue to make significant efforts to further develop and maintain effective accounting and reporting systems.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Principal Officers

The Company is managed by its board of directors (the “Board”). The Indian Companies Act, 1956 (the “Act”) and the Company’s Articles of Association (the “Articles”) provide for a board of directors of not less than three and not more than twelve directors.

Under the Articles and in accordance with the SHA and SPA, the composition of the Board of the Company is determined as follows:

The Board was initially comprised of 12 directors. At least three-fourths of the total number of directors must, at all times, be Indian nationals.

So long as the GoI holds at least 10% of the voting equity share capital of the Company, the composition of the Board must be as follows:

•	Four out of 12 directors must be permanent or non-retiring directors, of which the GoI and Panatone Finvest Limited are entitled to appoint two directors each.

•

The remaining eight directors retire by rotation. Of the retiring directors, four directors must be independent directors. Panatone Finvest Limited and the GoI are entitled to recommend two independent directors each.

•	The composition of the remaining four directors, i.e. the retiring non-independent directors, must be determined as follows:

•	So long as Panatone Finvest Limited, together with its affiliates, holds 25% of the voting equity shares of the Company, the GoI and Panatone Finvest Limited nominate two such directors each.

•

As soon as Panatone Finvest Limited acquires and holds more than 25% but less than 30% of the voting equity shares of the Company, Panatone Finvest Limited will have the right to appoint three such directors and the GoI will have the right to appoint one such director.

•	As soon as Panatone Finvest Limited acquires and holds more than 30% of the voting equity shares of the Company, Panatone Finvest Limited will have the right to appoint all four such directors.

Notwithstanding anything to the contrary above:

•	The GoI has the right to appoint two non-retiring directors so long as the GoI holds at least 10% of the voting equity shares of the Company.

•	The GoI is entitled to appoint one non-retiring director so long as the GoI is a shareholder of the Company.

If a person who is not a party to the SHA acquires Shares or the right to appoint directors from the GoI, Panatone Finvest Limited or another party to the SHA and requests the right to nominate one or more directors, such person will be entitled to nominate one or more directors depending on the percentage of equity shares of the Company held by such person.

If additional independent directors are required to be appointed to the Board to comply with any laws or regulations or to comply with the provisions of any listing agreement, then, by mutual agreement between the GoI and Panatone Finvest Limited, either the size of the Board will be increased to the extent required or the number of non-independent directors that each of the GoI and Panatone Finvest Limited is entitled to appoint will be proportionately reduced.

The proportion of representation of the GoI and Pantone Finvest Limited on any committees or sub-committees of the Board must be the same as that of such party on the Board.

In the event the Board constitutes a share transfer committee for the purpose of effecting the transfer of the Shares, such share transfer committee must include one nominee each of Panatone Finvest Limited and the GoI.

As long as Panatone Finvest Limited holds 25% of the voting equity shares of the Company, one of the directors nominated by Panatone Finvest Limited must be the Managing Director of the Company.

As of September 30, 2009, the Board had twelve directors—four independent directors, two directors nominated by the GoI as non-retiring directors and six directors nominated by Panatone Finvest Limited.

Dr. Mukund Rajan resigned from the Board with effect from June 24, 2008. On September 18, 2008, the Company received a letter from Panatone Finvest Limited recommending that Dr. Ashok Jhunjhunwala be invited to join the Board as a director liable to retire by rotation. A resolution proposing Dr. Jhunjhunwala’s appointment as director was circulated to the directors and he was appointed to the Board on October 25, 2008.

The business address of each of the directors is the registered office of the Company. As of September 30, 2009, the directors, their positions and terms were as follows:

Name	Age	Position	Term	Director since
Subodh Bhargava	67	Independent Director and Chairman	Liable to retire by rotation	May 2002
Srinath Narasimhan(1)	47	Managing Director and Chief Executive Officer	Non-retiring Director	February 2002
Kishor A. Chaukar	61	Director	Liable to retire by rotation	July 2002
P.V. Kalyana Sundaram	49	Independent Director	Liable to retire by rotation	September 2005
V.R.S. Sampath	51	Independent Director	Liable to retire by rotation	September 2005
Amal Ganguli	69	Independent Director	Liable to retire by rotation	July 2006
Vinod Kumar(2)	43	Director	Non-retiring Director	February 2007
S. Ramadorai	65	Director	Liable to retire by rotation	June 2007
A.K. Srivastava(3)	58	Director (GoI Nominee)	Non-retiring Director	August 2007
A.R. Gandhi	66	Director	Liable to retire by rotation	September 2007
H.P. Mishra(3)	59	Director (GoI Nominee)	Non-retiring Director	October 2007
Dr. Ashok Jhunjhunwala	56	Director	Liable to retire by rotation	October 2008

(1)	Mr. N. Srinath was appointed as Managing Director and Chief Executive Officer of the Company until 2012.
(2)	Mr. Vinod Kumar is also the Chief Operating Officer and Managing Director of the Company’s wholly-owned subsidiary Tata Communications International Pte Ltd.
(3)	Typically, nominee directors continue on the Board for so long as the nomination is not changed by the GoI.

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

Set forth below is selected biographical information for the Company’s directors:

MR. SUBODH BHARGAVA

CHAIRMAN

Mr. Subodh Bhargava has been Chairman of the Board since April 2005 and a director of the Company since May 2002. Mr. Bhargava is Chairman Emeritus of the Eicher Group, a position he has held since retiring as Group Chairman and Chief Executive of the Eicher Group in March 2000. Mr. Bhargava is also Chairman of Wartsila India Ltd. He currently serves on the Board of the Centre for Policy Research, is a Member of the Technology Development Board of India’s Ministry of Science & Technology serves as a director of Tata Steel Limited, Tata Motors, Power Finance Corporation, and Larsen & Toubro, is a Trustee of Bhartiya Yuva Shakti Trust, Executive Trustee of the National Centre for Promoting Employment for Disabled Persons, and Chairman Trustee of the Charity Aid Foundation. He is past President of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers and past Vice President of the Tractor Manufacturers Association.

MR. SRINATH NARASIMHAN

MANAGING DIRECTOR AND CEO

Mr. Narasimhan Srinath has been the Managing Director and CEO of the Company since February 2007 and a director of the Company since February 2002. Mr. Srinath was Director of Operations at Tata Communications Limited from February 2002 until February 2007. Prior to that, he was Chief Executive Officer of Tata Internet Services from late 2000 until February 2002 and Chief Operating Officer of Tata Teleservices from April 1999 until late 2000. Mr. Srinath joined the Tata group in 1986 and has held positions in project management, sales and marketing and corporate functions in various Tata companies.

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar has been a director of the Company since July 2002. He is the Managing Director of Tata Industries Limited (TIL). Mr. Chaukar is a member of the group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He serves on the boards of Tata Teleservices Limited, Tata Autocomp Systems Limited, Tata Investment Corporation Limited, and other group companies. He also oversees the functions of the Department of Economics and Statistics (DES). Mr. Chaukar is the chairman of the Tata Council for Community Initiatives (TCCI)—the nodal agency of the Group on all matters related to social development, environmental management, bio-diversity restoration and conservation of wild life. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd., July 1993 to October 1998 and a board member of ICICI Ltd from February 1995 to October 1998.

MR. P.V. KALYANASUNDARAM

DIRECTOR

Mr. P.V. Kalyanasundaram has been a director of the Company since September 2005. He is an advocate and was formerly a legal advisor to Pallavan Transport Corporation and the Chennai Metropolitan Water Supply and Sewerage Board. He was also a trustee of the Jawaharlal Nehru Port Trust, Mumbai, and a member of the Censor Board, Chennai as well as the Presidency Club, Chennai. From 2000 to 2004, Mr. Kalyanasundaram was the chairman and trustee of Pachayappa’s Trust, Chennai, where he managed several educational institutions, including seven colleges and six schools, and the trust’s assets.

DR. V.R.S. SAMPATH

DIRECTOR

Dr. V.R.S Sampath has been a director of the Company since September 2005. Dr. Sampath is an empanelled advocate to both Canara Bank and Indian Overseas Bank, and a legal advisor to the Construction Industry Development Board of the Government of Malaysia. He is the chairman of various non-governmental organisations in Chennai including the Inter-University Cultural Service, the Madras Development Society, the India International Tourism Centre, the Indian Institute for Aids Prevention, the International Centre for Human Rights and the National Development Trust. Dr. Sampath previously served as a legal advisor to the Tamil Nadu Industrial Development Corporation. He has served on various government committees, including the advisory committees of the Central Board of Film Certification and the All India Radio, both of the Government of India. He has published eight books on subjects such as travel, law and society.

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli has been a director of the Company since July 2006. Mr. Ganguli retired from PricewaterhouseCoopers in 2003, where he spent his entire 40-year professional career and was Chairman and Senior Partner from 1996 until his retirement. Mr. Ganguli serves as an independent director and audit committee chairman/member of a number of listed companies, including Century Textiles and Industries Limited, HCL Technologies Limited, Maruti Suzuki India Limited, New Delhi Television Limited and Tube Investments of India Limited.

MR. VINOD KUMAR

DIRECTOR

Mr. Vinod Kumar has been a director of the Company since February 2007. He is also President and Managing Director of Tata Communications International Pte. Ltd., a subsidiary of the Company. He was previously Senior Vice-President of Asia Netcom, where he was responsible for strategy formulation, product marketing and sales. He was actively involved in the financial restructuring, and the eventual asset sale of Asia Global Crossing to China Netcom, resulting in the formation of Asia Netcom. Prior to that, Mr. Kumar was Chief Executive Officer of WorldCom Japan and, before that, held various senior positions in Global One in the United States and Asia.

MR. S. RAMADORAI

DIRECTOR

Mr. S. Ramadorai has been a director of the Company since June 2007. He has recently been appointed Vice Chairman of Tata Consultancy Services (TCS), a global IT services, business solutions and outsourcing company, and was previously Chief Executive Officer and Managing Director of TCS since 1996 and has been associated with TCS for 36 years. Mr. Ramadorai holds chairmanships and directorships of several Tata Group companies and is on the board of directors of Hindustan Unilever Limited and Nicholas Piramal India Limited. He is a member of the Corporate Advisory Board, Marshall School of Business (USC) as well as the Said Business School at Oxford. Mr. Ramadorai is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), The Computer Society of India (CSI) and the Indian National Academy of Engineering.

MR. A.K. SRIVASTAVA

DIRECTOR

Mr. A.K. Srivastava has been a director of the Company since August 2007. Mr. Srivastava has a Bachelor of Science and a Master’s Degree in Science and is a Graduate from the Institution of Electronics and Telecommunication Engineers (IETE). Mr. Srivastava began working for the Government of India in 1973 and is currently the Deputy Director General of Access Service in India’s Department of Telecommunications.

MR. A.R. GANDHI

DIRECTOR

Mr. A.R. Gandhi has been a director of the Company since September 2007. Mr. Gandhi is a director on the Board of Tata Sons Ltd, where he was an Executive Director from August 2003 until August 2008, and is a member of the Group Corporate Centre of the Tata Companies. Mr. Gandhi has been assisting the Tata Group in acquiring diverse assets and companies across the globe, enabling the Tata Group to acquire critical assets, resources and access to world class research and development facilities. He is a fellow member of the Institute of Chartered Accountants in England and Wales and the Institute of Chartered Accountants of India, and an associate member of the Chartered Institute of Taxation, London. Prior to joining Tata Sons, he was a senior partner with M/s N. M. Raiji & Co., Chartered Accountants. Mr. Gandhi has served as a member of SEBI’s Takeover Panel Exemption Committee and the Institute of Chartered Accountants of India’s Accounting Standards Board.

Mr. H.P. MISHRA

DIRECTOR

Mr. H.P. Mishra has been a director of the Company since October 2007. Mr. Mishra is Senior Deputy Director General of Wireless Finance in India’s Department of Telecommunications. He began his government service in the Indian P&T Accounts and Finance Service in 1976. Since then, Mr. Mishra has held a number of key positions in the government, including Deputy Director General for Revenues, in Bharat Sanchar Nigam Ltd. (BSNL), Finance Director at the Ministry of Environment & Forests, Finance Director in Delhi Telephones and financial advisor to the Department of Telecommunications.

DR. ASHOK JHUNJHUNWALA

DIRECTOR

Dr. Ashok Jhunjhunwala has been a director of the Company since October 2008. Dr. Jhunjhunwala received his B.Tech degree from IIT, Kanpur, and his MS and Ph.D degrees from the University of Maine. From 1978 to 1981, Dr. Jhunjhunwala was with Washington State University as Assistant Professor and since 1981, he has been teaching at IIT, Madras, where he leads the Telecommunications and Computer Networks group (TeNeT). Dr. Jhunjhunwala is a Director on the boards of State Bank of India, Tata Teleservices (M) Ltd., Bharat Electronics Ltd, Polaris, 3i Infotech, Sasken, Tejas, Institute for Development and Research in Banking Technology and Exicom. He is a member of Prime Minister’s Scientific Advisory Committee and is also a Fellow of World Wireless Research Forum, Institute of Electrical and Electronics Engineers and Indian academies including Indian National Academy of Engineering, Indian Academy of Sciences, Indian National Science Academy and National Academy of Sciences.

Principal Officers

The names and designations of our other principal officers are listed in the table below.

Name	Age	Position	Date of Joining
Satish Ranade	56	Company Secretary and Chief Legal Officer	May 1987
Madhusudhan MR	44	Chief Officer—Customer Services and Operations	June 2004
Sanjay Baweja	49	Chief Financial Officer	January 2009
Srinivasa Addepalli	33	Senior Vice President—Corporate Strategy	October 2006
John Hayduk	39	Senior Vice President and Chief Technology Officer—Network and Services Engineering	September 2005
Michel Guyot	50	President—Global Voice Business	February 2006
Prateek Pashine	37	Chief Operating Officer—Tata Communications Internet Services, Ltd.	April 2005
Sandeep Mathur	57	Head—Corporate Affairs	April 2002

Set forth below is selected biographical information for the Company’s principal officers:

Mr. Satish G. Ranade, Company Secretary and Chief Legal Officer, has been with the Company since 1987. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a member of the Institute of Company Secretaries of India.

Mr. MR Madhusudhan, Chief Network Officer, has been with the Company since June 2004. Prior to that, he worked with various companies, including NDDB, BPL Mobile and Lucent Technologies.

Mr. Sanjay Baweja, Chief Financial Officer, is a Chartered Accountant and has been with the Company since January 2009. Prior to joining the Company, he was with Emaar MGF Land Limited as Executive President—Corporate Affairs and Chief Risk Officer. He has also worked in several roles across Bharti Airtel, Xerox Modicorp, Digital Equipment and Ballarpur Industries.

Mr. Srinivasa Addepalli, Senior Vice President—Corporate Strategy, transferred to the Company from Tata Industries in October 2006, where he was in the Group Chairman’s Office and responsible for coordinating the various telecom activities within the Group. Prior to that, he was with the Tata Strategic Management Group, where he was closely involved with the formulation of the Tata companies telecom strategy and business plans, including the acquisition of Tata Communications Ltd. and the expansion of Tata Teleservices.

Mr. John Hayduk, Senior Vice President and Chief Technology Officer—Network and Services Engineering, has over 15 years of telecommunications experience. Prior to joining the Company in September 2005, he ran Telcordia’s IMS/Network business unit.

Mr. Michel Guyot, President—Global Voice Business, has over 25 years of international telecommunications experience. Prior to joining the Company in March 1977, he was Vice President—International Markets (Europe, Middle East, Africa, Asia-Pacific) for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

Mr. Prateek Pashine is the Chief Operating Officer of Tata Communications Internet Services, the retail arm of Tata Communications. Prior to joining Tata Communications in April 2005, Mr. Pashine began his career with the Tata Group in 1995. Mr. Pashine was the recipient of a Fullbright Scholarship and studied at the Carnegie Mellon University, Pittsburgh, USA, in 2006. He is the Chairman of the board of WBA (Wireless Broadband Alliance), a global organization having leading telecom operators across the world as its members. Mr. Pashine has an MBA in Corporate Strategy and Marketing with an Engineering degree in Electronics.

Mr. Sandeep Mathur is an electronics engineer from the Indian Institute of Technology, Kanpur and a Gold Medalist graduate from the Indian Institute of Management, Ahmedabad. Mr. Mathur joined the Company in 2002 as part of the Tata Indicom Enterprise Business Unit (“TIEBU”) and subsequently when TIEBU was consolidated into the Company on April 1, 2004, he was designated as Head of the Enterprise Business Unit.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any directors or any officers and any other persons regarding their elections to their posts with the Company

Compensation of Directors and Officers

Non-Executive Directors

Remuneration up to a sum not exceeding 1% per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 349 and 350 of the Indian Companies Act) is distributed amongst the directors of the Company as may be decided by the Board. Our shareholders approval of this remuneration plan will expire on April 1, 2010. Accordingly, for fiscal 2009, the Board approved payment of remuneration to the non-executive directors by way of commission at a rate not exceeding 1% per annum of the profits of the Company which was distributed broadly among the directors of the Company on the basis of their attendance and contribution at the Board meetings and certain Committee meetings as well as the time spent on operational matters other than at such meetings.

During fiscal 2009, the directors, other than the executive directors, received a sitting fee not exceeding Rs. 20,000 (US$393) for attending each Board and audit committee meeting and Rs. 10,000 (US$197) per meeting for attending the meetings of the committees of the Board other than the audit committee. During fiscal 2009, a total amount of Rs.2,090,000 (US$41,085) was paid towards sitting fees.

All directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

The details of the commissions and sitting fees paid to our non-executive directors for fiscal 2009 are as follows:

	(Amount in Rs. Million)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava [Chairman]	0.68	0.35
Mr. Kishor A. Chaukar	0.33	0.30
Mr. P.V. Kalyanasundaram	0.28	0.26
Dr. V.R.S. Sampath	0.22	0.20
Mr. Amal Ganguli	0.36	0.21
Mr. Vinod Kumar*	NIL	NIL
Mr. S. Ramadorai	0.11	0.10
Mr. A.K. Srivastava	0.21	0.19
Mr. Arun Gandhi	0.09	0.08
Mr. H.P. Mishra	0.33	0.30
Dr. Ashok Jhunjhunwala [director: with effect from October 25, 2008]	0.06	0.06
Dr. Mukund Rajan [Until June 24, 2008]	0.04	0.04
Total	2.71	2.09

*	Because Mr. Vinod Kumar is the managing director and an employee of an international subsidiary of the Company, no sitting fees/commission are payable to him.

Executive Directors and Principal Officers

During fiscal 2009, the aggregate amount of compensation paid to all directors and principal officers of the Company mentioned herein was approximately Rs. 193.67 million (US$ 3.81 million) and individual compensation of executive directors and principal officers was as follows:

	(Amount in Rs. Million) Gross Remuneration
Name	(Rs.)	(US$)
N. Srinath	11.79	0.23
Vinod Kumar[1]	80.62	1.58
Satish Ranade	5.75	0.11
Prateek Pashine[2]	5.60	0.11
Michel Guyot[1]	35.18	0.69
John Hayduk[1]	26.36	0.52
Madhusudhan MR	8.44	0.17
Sanjay Baweja[3]	1.32	0.03
Sandeep Mathur	6.92	0.14
Srinivasa Addepalli	6.13	0.12
Rajiv Dhar[4]	5.56	0.11

1	Officers employed by and on the rolls of Tata Communications International Pte. Ltd.
2	Officer employed by and on the rolls of Tata Communications Internet Services Ltd.
3	Joined the Company on January 19, 2009.
4	Resigned from the Company on November 28, 2009.

For fiscal 2009, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for directors and principal officers was approximately Rs. 6.02 million (US$ 0.12 million). Pension benefits for Mr. Michel Guyot are accrued under the provisions of the Teleglobe Contributory employees’ pension plan and the Supplementary Pension Agreement (the “Pension Plans”). The Pension Plans are intended to provide a combined pension at a normal retirement age of 65 that is equal to 2% of the highest average salary minus 0.7% of the final average Year’s Maximum Pensionable Earnings (YMPE, which was US$ 36,728.54 in 2009) multiplied by the years of credited service, with a maximum of 35 years of credited service. The average salary is based on the annual basic salary in the consecutive period of 6 years in which the salary was the highest. The pension is payable without reduction at age 60 or at age 55 after 30 years of service, including an additional temporary pension payable before age 65. As of March 31, 2009, Mr. Guyot has completed 32 years of credited service into these plans and is therefore entitled to an unreduced pension at age 55. At that age, based on his current highest average salary and current average YMPE, these plans would provide Mr. Guyot an annual pension of US$ 175,313.34 before age 65 and US$ 166,587.34 thereafter based on 35 years of credited service.

A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on both the individual’s performance and the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated against the previous year’s performance based on several pre-defined parameters. Different weights are given to these two components based on the responsibility level of the employees in the Company with a greater weight to the

Company’s performance for senior level employees and greater weight to individual performance at junior levels. The performance evaluation process for employees of subsidiaries is the same as that for the Company’s employees. Once the final normalized ratings are determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of September 30, 2009, none of the members of the Board held any Shares or options for Shares in the Company. As of September 30, 2009, Dr. Mukund Rajan, who ceased to be a director with effect from June 24, 2008, held 15 Shares of the Company. The executive officers of the Company, either individually or as a group, did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

GLOBAL MANAGEMENT COMMITTEE

The Company established a committee to make strategic decisions—the Global Management Committee. The Global Management Committee is tasked with formulating strategies and endeavoring to build consensus and increase transparency. It is also authorized to address issues relating to networks, expansion, entry into newer geographies and human resources.

Audit Committee

The audit committee consists of the following members:

(i) Mr. Amal Ganguli (Chairman)

(ii) Mr. Subodh Bhargava

(iii) Mr. P.V. Kalyanasundaram

(iv) Mr. H.P. Mishra

Mr. Satish Ranade, Company Secretary and Chief Legal Officer of the Company, is the audit committee’s Secretary.

The Audit Committee met 7 times during fiscal 2009.

Our audit committee’s powers and terms of reference were created in light of the requirements of the Companies Act, 1956, Clause 49 of the Company’s listing agreement with the Indian stock exchange, and US laws. The powers, terms of reference and scope of the authority of the audit committee include:

Powers of the Audit Committee:

(1)	To investigate any activity within its terms of reference.

(2)	To seek information from any employee.

(3)	To obtain external legal or other professional advice.

(4)	To secure the attendance of outsiders with relevant expertise, if it considers it necessary.

Terms of Reference of the Audit Committee:

(1)	Oversight of the Company’s financial process and disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(2)	Recommending to the Board the appointment, re-appointment and, if required, replacement or removal of the statutory auditor and the fixing of audit fees;

(3)	Approving payment to statutory auditors for any other services rendered by the statutory auditors;

(4)	Reviewing with management the annual and quarterly financial statements before submission to the Board for approval;

(5)	Reviewing with management the performance of statutory and internal auditors and the adequacy of internal control systems;

(6)	Reviewing the adequacy of the internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audits;

(7)	Discussing with internal auditors any significant findings;

(8)	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

(9)	Discussing with statutory auditors the nature and scope of the audit before the audit commences as well as any areas of concern post-audit;

(10)	Looking into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors; and

(11)	Reviewing the whistleblower mechanism.

Scope of the Audit Committee’s Authority Regarding Whistleblowing:

(1)	To establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

(2)	To take due actions as required under the Company’s Whistleblower Policy from time to time.

Review of Information by the Audit Committee:

The audit committee must review the following:

(1)	Management discussion and analysis of financial condition and results of operations;

(2)	Statement of significant related party transactions submitted by management;

(3)	Management letters / letters of internal control weaknesses issued by the statutory auditors;

(4)	Internal audit reports relating to internal control weaknesses; and

(5)	The appointment, removal and terms of remuneration of the chief internal auditor.

Remuneration Committee

Our remuneration committee consists of the following members.:

(1)	Mr. Kishor Chaukar (Chairman)

(2)	Mr. Subodh Bhargava

(3)	Mr. A.K. Srivastava

Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is our remuneration committee’s convener.

The Remuneration Committee met 2 times during fiscal 2009.

The terms of reference of the Remuneration Committee are to review the performance of the executive directors, after considering the Company’s performance, and recommend to the Board remuneration, including salary, perquisites and commissions to be paid to the Company’s executive directors within the overall ceilings approved by the shareholders.

Employees

Tata Communications Group had 5,825 employees as on March 31, 2009, 5,147 employees as on March 31, 2008, and 4,401 employees as on March 31, 2007. Of these, 1,050 employees, as of March 31, 2009, 1,008 employees as of March 31, 2008 and 1,200 employees as of March 31, 2007 were located outside India.

The Company has a structured process for recruiting new employees and training its workforce in both technical and non-technical areas. The compensation and employee benefit practices of the Company aim to be market driven, attractive and innovative, and are also adapted to suit geographic requirements. The Company continues to maintain harmonious relationships with its employees across the globe. The Company has certain categories of its workforce located in India and Canada who are unionized. Company officials meet with union office bearers regularly to discuss and resolve issues or concerns of the employees. The Company also conducts annual employee satisfaction surveys and, based on the findings, takes various steps to enhance employee engagement and satisfaction.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2009, 50.09% of the outstanding equity of the Company was held by Panatone Finvest Limited (36.73%), Tata Sons Limited (10.88%) and The Tata Power Company Limited (2.48%), and 26.12% was held by the Government of India.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of March 31, 2009, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5% or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	104,671,123	36.73
Government of India (2)	74,446,885	26.12
Tata Sons Limited	31,013,497	10.88
Life Insurance Corporation of India	25,226,986	8.85

Notes:

1.	Number of shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2009. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.
2.	The shares owned by the Government of India are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Shares. As of March 31, 2009, approximately 24,788,680 Shares (8.70% of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York Mellon, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

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

Related Party Transactions

The related parties of the Company are Panatone Finvest Limited and Government of India (principal owners), Tata Sons Limited (Beneficial Owner), subsidiaries of Tata Sons Limited, equity method investees and the Company’s principal officers and directors. The Company routinely enters into transactions with some of its related parties, such as providing and receiving telecommunication services, incurring network and transmission costs, and paying license fees. Transactions and balances with its own subsidiaries are eliminated on consolidation.

In December 2007, the Company entered into the Brand Equity and Business Promotion Agreement (BEBP) with Tata Sons Limited. In accordance with the terms of the agreement, the Company is required to pay certain amounts to Tata Sons for the right to use the brand name “TATA”. During fiscal 2009, the Company accrued an amount of Rs. 155 million to Tata Sons for the use of the brand name. Please refer to note 27 in the Company’s consolidated financial statements for additional information on related party transactions and balances. These do not include transactions with and among our consolidated subsidiaries, which are eliminated upon consolidation.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following (which appear below in this report on Form 20-F) are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2008 and 2009;

•	Consolidated Statements of Operations for the years ended March 31, 2007, 2008 and 2009;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2007, 2008, 2009;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009; and

•	Notes to the Consolidated Financial Statements.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

License fees

The Company has been claiming the license fees paid by it to the DoT as a deductible expenditure. The Income Tax Department of the Government of India (“ITD”) has disputed the Company’s claims as follows:

Fiscal 1995: The Company’s claim was disallowed by the ITD. However, the Company appealed to and received a favorable ruling from Tax Appellate Authority (“ITAT”). The ITD then appealed this decision to the High Court. However, the High Court did not admit the appeal of the ITD and therefore the appeal has been dismissed.

Fiscal 1994, 1996, 1997 and 1998: The Company’s claims were disallowed by the ITD. However, the Company appealed to and received a favorable ruling from the first appellate authority (referred to as “CIT(A)”). To date, we have not been advised by the ITAT that the ITD has appealed this decision of CIT(A).

Tax Benefit Claim

The Company claimed tax benefits in fiscal years 1996 to 2008 with respect to a portion of its profits pursuant to a tax holiday provision under Section 80IA of the Income Tax Act which permits tax exemption for a period of 10 years on profits generated by undertakings providing basic or cellular telecommunication services on or after April 1, 1995. The ITD has taken the position for years up to fiscal 2005 (Assessment by the ITD is pending for the balance years) that the Company is not entitled to such exemptions on the basis that the earth-stations did not qualify as separate business undertakings and that the Company was not providing basic or cellular telecommunication services. The Company appealed the assessment of the ITD to CIT(A) but the same was dismissed for fiscal years 1996 to 1999 and 2000 to 2004. The Company’s appeal in respect of fiscal year 2005 is still pending before CIT(A). In respect of CIT(A)’s dismissal of the Company’s appeal for fiscal years 1996 to 1999 and 2000 to 2004, the Company has appealed this decision to ITAT. The appeal was denied by ITAT, but only in respect of fiscal year 1996. The Company then appealed ITAT’s decision in respect of fiscal year 1996 to the High Court. Company has obtained legal opinions from tax lawyers and tax accountants (following the denials at each step by the CIT (A) and ITAT) all of whom are considered as leading tax experts in India

1.	The Company based on facts and information available on the operation of an earth station, expert opinions and judicial precedence concluded that earth stations qualify as undertakings as these independently engage in an activity to generate profits and income from earth stations can be identified. Additionally, in denying the Company’s claim, one of the ITAT member concurred with the Company’s position that earth stations qualify as undertakings

2.	The tax officer denied the Company’s claim on the basis that the earth stations increased the output and improved services without changing the substance of these services. The Company does not agree with the tax officer’s basis of denial supported by the legal precedence and professional experts opinion, as substantial investments in earth stations has enabled the Company to significantly increase its ability to carry traffic with substantially improved quality which has resulted in a substantial increase in revenues

3.	The tax officer denied the Company’s claim on the basis that the earth station is one link in a long chain of telecommunication services and therefore is not eligible for tax holiday under Section 80-IA. The Company’s claim, supported by expert opinion, is that earth station is an identifiable link engaged in a revenue generating activity and therefore qualifies for tax holiday claim.

4.	The tax officer denied the claim on the basis that the Company had been providing telecommunication services since fiscal 1986 and therefore was not eligible for the tax holiday which was available to undertakings that commenced providing telecommunication services from fiscal 1995. As described in (i), the Company, based on judicial precedent and expert opinion, believes that the earth stations which commenced operations during fiscal 1995 qualify as undertakings and therefore are eligible for tax holiday claims.

The CIT (A) and the ITAT agreed with the tax officer’s assessment and denied the Company’s tax holiday claim. The CIT (A) denied the claim using similar basis as that of the tax officer while ITAT has denied the Company’s claim on one more additional premise that the Company does not provide either basic or cellular telecommunication service and therefore does not qualify for such tax holiday.

In evaluating the Company’s position on the tax holiday following the ITAT decision that the Company does not provide basic or cellular telecommunication services and to assess the “more-likely than not” threshold of its position being sustained in the High Court, the Company relied on a letter from the Government of India granting an exclusive right to the Company to provide basic telecommunication service. In addition, based on expert opinion, the Company in its appeal to the Bombay High Court submitted that the ITAT may have gone beyond the disputed matter as the tax officer had accepted that the Company provides basic telecommunication services.

In the Company’s case, the dispute is primarily on whether earth station is an undertaking and whether it is carrying on the business eligible for the tax holiday. Since an earth station is different from a relatively easily understandable concept of undertaking represented by a brick and mortar manufacturing facility, and there being no similar precedent, the Company believes that the ITAT had adopted a conservative approach in denying the benefit as such an issue was being examined by the ITAT for the first time The ITAT generally concludes on a prudent basis to deny large claims on such issues on the basis that in practice a Company will appeal to the High Court and therefore, any interpretation of law will be made by the High Court.

Based on the Company’s analysis of its tax position in respect of the tax holiday claim supported by the legal opinions, the tax appeal mechanism, appeal and resolution process in India, and the basis of the CIT (A)’s and ITAT’s decision and on the basis that the CIT (A) and ITAT typically do not render decisions which may result in interpretation of law, it is more likely than not that the Company’s tax holiday will be sustained upon determination of the Bombay High Court or by the Supreme Court.

If the disputed claims for fiscal years 1996 to 2005 are decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately Rs.6,275 million (USD 123 million) including interest measured as of March 31, 2009, and excluding penalties.

Reimbursement of DoT Levy

During fiscal year 1994, the Company received reimbursements from the Government of India in respect of levies (license fees) paid by the Company. The Company believes that the reimbursements do not qualify as taxable income. However, the ITD has taken the position that the reimbursements should be treated as income and have assessed the amounts owed by the Company at approximately Rs.3303 million (including interest measured as on March 31, 2009, and excluding penalties). The Company has paid the entire amount under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed CIT(A)’s decision to ITAT. Company and the ITD have recently concluded their arguments before the ITAT and we expect a decision in about 4 to 6 months time. If, on appeal, the ITAT decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately Rs 629 million (USD 12 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position

ICO Global Communications Inc. (“ICO”) Loss Write-Off Issue

The Company wrote-off Rs.5,128 million (USD 101 million) and Rs.52 million (USD 1 million), during fiscal years 2000 and 2001 respectively, with regard to its investment in the shares of ICO, which filed for bankruptcy protection in the United States in 2000. The write-off was not recognized by the ITD. As a result, the ITD assessed tax and interest at Rs.2,000 million (USD 39 million) and Rs.21 million (USD 0.5 Million), respectively, which the Company paid under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed the decision of CIT(A) to ITAT. Recently, the Company completed its arguments before the ITAT. The ITD’s arguments will commence in October 2009. ITAT’s decision is expected before the end of fiscal 2010. The Company has consulted number of tax experts including leading tax lawyers and tax accountants in India. All these experts opined in support of the Company’s position. The Company evaluated its uncertain tax position upon each unfavorable ruling including consulting tax experts and obtaining legal and other expert opinions. None of the experts changed their opinion to agree with the ruling of the CIT (A). If on appeal, ITAT decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately Rs.1,077 million (USD 21 million).

Tax Penalties

The ITD has levied penalties against the Company totaling Rs. 8,175 million (USD 161 million) against the tax holiday claims, ICO investment write off and other miscellaneous claims made by the Company in fiscals 2000, 2001, 2002, 2003 and 2004 which were not accepted by the ITD. The Company appealed to CIT(A), which granted relief of Rs. 1,904 million (USD 37 million), but confirmed levy of penalties on the tax holiday claim and ICO investment write off amounting to Rs. 4,926 million (USD 97 million), for fiscal 2000, 2001 and 2002. The Company and the ITD both appealed the decision of CIT(A) to ITAT and both appeals are pending. For fiscal 2003 and 2004 the appeal is pending before CIT(A). Imposition of penalty is adjudicated independently and is not dependent on the outcome of the claim. Penalty would be sustainable only when it is concluded that company provided inaccurate facts. If all of the appeals are decided against the Company, the aggregate negative impact to its profit statements would be Rs.8,175 million (USD 161 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position.

In the event of an unfavorable outcome in future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, other recognized uncertain tax benefits and penalties will negatively affect the Company’s results of operations by Rs. 6,275 million, Rs.1,077 million, Rs.629 million and Rs.8,175 million respectively.

Taxes and interest in respect of these tax disputes (other than penalties) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 1,236 million of total penalties of Rs. 8,175 million imposed by the tax authorities have also been paid which will result in an additional future payment of a maximum amount of Rs. 6,939 million if the Company is unsuccessful in all of its significant tax disputes.

Demonopolisation Compensation

The Company sought an exemption for certain compensation received from the DoT in fiscal 2002 and subsequently in fiscal 2005 and fiscal 2006 from income taxes, claiming the compensation was capital receipts. The ITD did not recognize the Company’s claim. As a result, the ITD assessed tax at Rs.622 million (US$12 million), which the company paid under protest. The Company appealed to CIT(A). CIT(A) dismissed the appeal. The Company appealed to ITAT where it is pending for adjudication. If the appeal is decided against the Company, the aggregate adverse implications on the profit statements of the Company would be Rs. 622 million (US$12 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position.

The aggregate negative impact stated in each of the above cases is based on tax demands raised by the relevant tax authorities, which are disputed by the Company. The Company has not a provision for the tax impact stated in each of the above cases even though the ITD has denied its claims since the Company believes, based on its understanding of the tax laws, past judicial precedents and available legal advice on each matter, that these tax disputes will be decided in the Company’s favor at in the courts of India.

FLAG Telecom Arbitration

The damages claim filed by Reliance Globalcom Limited (earlier known as FLAG Telecom) in February 2007 in the International Chamber of Commerce (ICC) Arbitration Tribunal is now closed. On August 27, 2008, the Tribunal delivered a final damages award. According to the award, a sum of approximately US$19 million plus interest from May 2006 was paid on September 10, 2009 to the claimant against the sum of US$385 million originally alleged.

ITXC Corp.—Non compliance of U.S. Foreign Corrupt Practices Act (“FCPA”)

In August 2004, Teleglobe initiated investigations into potential instances of non-compliance with the FCPA by ITXC Corp. (“ITXC”), which it had recently acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”) of the matter and the Company has been co-operating fully with the SEC and the DOJ.

In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of U.S. securities laws. Resulting from complaints filed by the SEC and DOJ in federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees pleaded guilty to the charges and were sentenced in July and September 2008. The Company intends to continue to fully cooperate with the SEC and the DOJ in the investigation. The Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to the Company’s results of operations in the quarter in which it is imposed.

The subsidiaries of the Company in various geographies are routinely parties to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth, and / or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and / or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims individually or in the aggregate will not have a material adverse impact on the Company’s consolidated financial position, these matters are subject to inherent uncertainties and management’s view of them may change in the future. Were an unfavourable final outcome to occur, such an outcome could have a material adverse impact on the Company’s consolidated financial position and results of operations for the period in which the effect becomes reasonably estimable.

License Disputes

The Company has pending disputes with the DOT. Please refer to the discussions on Revenue share and License fees under Item 4.

In addition to the matters described above, the Company is involved in lawsuits, claims, investigations and proceedings which arise in the normal course of its business.

Dividends

Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. In addition, the board of directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of American Depository Receipts (“ADRs”) are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York (the “Depositary”), in Rupees and, except as otherwise described in the Deposit Agreement, will be converted by the Depositary into US Dollars and distributed, net of the Depositary’s fees and expenses, to the holders of such ADRs.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The following table sets forth the annual dividends paid per Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
	Rs.	US$(1)
2009	4.50	0.09
2008	4.50	0.11
2007	4.50	0.10
2006	4.50	0.10
2005	6.00	0.14

(1)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.

Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased.

ITEM 9.	THE OFFER AND LISTING

The Company’s shares are currently listed on the Bombay Sock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE).

The Company’s ADSs, represented by ADRs, are listed on the New York Stock Exchange (NYSE) and each ADS represents two shares. The ADSs were issued by The Bank of New York (the “Depositary”), pursuant to a Deposit Agreement. On September 30, 2009, the last reported sale price for the Company’s ADSs was US$ 20.62 (source: NYSE).

The number of outstanding Shares of the Company as of March 31, 2009 was 285,000,000. As of March 31, 2009, there were 48,740 record holders of the Shares listed and traded on the Indian stock exchanges and approximately 12,394,340 of the Company’s ADRs (equivalent to 24,788,680 Shares). The shares of the Company are compulsorily traded in dematerialised form on the BSE and NSE.

Price History

The table below sets forth the price history of the Shares and ADSs on the BSE, NSE and NYSE for the periods indicated.

	BSE Price per Share[1] (In Rs.)		NSE Price per Share[2] (In Rs.)		NYSE Price per ADS[3] (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2009	585.00	320.00	560.00	323.05	28.69	13.51
2008	783.00	360.50	783.00	359.00	40.36	16.29
2007	515.35	300.05	515.80	300.10	23.67	13.01
2006	493.45	180.00	493.50	161.00	21.57	8.30
2005	252.60	115.00	252.00	110.05	11.10	5.46

Fiscal	High	Low	High	Low	High	Low
2009
First Quarter	585.00	338.00	556.00	339.90	28.69	16.47
Second Quarter	484.00	332.00	483.90	340.10	24.60	15.86
Third Quarter	550.00	320.00	560.00	323.05	24.00	13.51
Fourth Quarter	549.95	382.00	545.00	380.15	22.50	14.34

2008
First Quarter	499.00	389.50	497.80	385.00	23.79	18.08
Second Quarter	507.00	360.50	506.20	359.00	24.89	16.29
Third Quarter	776.00	433.60	775.00	433.25	40.36	21.52
Fourth Quarter	783.00	420.00	783.00	420.05	39.55	21.80

Month	High	Low	High	Low	High	Low
September 2009	516.30	470.00	517.85	470.00	20.93	19.21
August 2009	535.95	460.10	536.00	460.10	21.49	18.76
July 2009	519.70	450.00	520.00	450.00	21.78	18.02
June 2009	561.90	441.00	562.00	440.05	22.55	17.60
May 2009	651.00	464.00	660.00	457.35	27.46	18.90
April 2009	594.90	510.55	593.75	510.00	24.89	20.34

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not Applicable.

Memorandum and Articles of Association

The Company is registered under the Indian Companies Act with the Registrar of Companies, Mumbai, India. The Company’s Corporate Identity Number is (CIN) L64200MH1986PLC039266.

The following is a description of the Company’s Memorandum and Articles of Association. It does not purport to be complete and is qualified in its entirety by the Company’s Memorandum and Articles of Association that were filed on September 29, 2004 with the SEC as exhibits to the Company’s annual report for fiscal 2004. If the Memorandum and Articles of Association of the Company is silent on any matter, the rules relating to the matter set forth in the Indian Companies Act will govern that particular matter.

Purpose

The purpose of the Company is:

•

Managing, controlling and maintaining the operations of the Overseas Communications Service of the DoT, Ministry of Communications, and GoI, with all its assets and liabilities including contractual rights and obligations on such terms and conditions as may be prescribed by the GoI from time to time.

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

General

The Company’s authorized share capital is Rs. 3,000,000,000, divided into 300,000,000 Shares with a face value of Rs. 10 each. As of September 30, 2009, 285,000,000 Shares were issued and fully paid. SEBI has allowed Indian companies to split the par value of their Shares into denominations lower than Rs.10 per share. The Shares are in registered form and the Shares are the only class of share capital of the Company. There are no convertible debentures or warrants of the Company.

Directors

Borrowing Powers. Subject to the provisions of the Indian Companies Act, the Board may authorize the Company to incur debt and grant security interests on the Company’s Property on terms and conditions approved by the Board in its discretion.

Qualification; Retirement. A director need not hold any of the Company’s Shares to qualify as a director. There is no mandatory retirement for directors over a certain age, but the appointment / continuation of a director has to be approved either by the shareholders, by a special resolution or by the GoI.

Voting on Proposals. The Indian Companies Act specifies that a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested should be through a disclosure to the Board by the concerned director of the nature of his concern or interest. Such disclosure can be made as a general notice to the Board, which notice of disclosure shall expire at the end of the financial year in which it is given.

Voting Rights Attached to a Class of Shares. There are no voting rights to decide on the eligibility of a retiring director to offer himself for re-election at staggered intervals. There is no concept of cumulative voting. The Indian Companies Act provides for two thirds of the total strength on the Board to be appointed as directors to retire by rotation. Out of these retiring directors, one third shall retire every year at the Annual General Meeting. Such retiring directors are eligible to offer themselves for re-election.

Rights to Shares in the Company’s Profits. There are no provisions entitling a shareholder or director to share in the Company’s profits. The shareholders are entitled to dividends (cash and/or stock) if recommended by the Board of Directors and approved by the shareholders.

Sinking Fund and Other Provisions. Subject to the Indian Companies Act, the Board may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies, equalize dividends, pay special dividends, repair, improve and maintain any of the property of the Company, amortise capital or for such other purposes as the Board shall, in its absolute discretion, think conducive to the interest of the Company.

Changing Rights of Shareholders. New Shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Board of the Company shall determine. Section 86 of the Indian Companies Act provides for the issuance of new shares with differential rights and privileges with respect to voting, dividends or otherwise as the shareholders may decide at a general meeting. Therefore the Memorandum of Association of the Company would need to be amended accordingly to change the composition of the share capital after which such a class of Shares could be issued. The Articles of Association provide for variation of the rights attached to each class of Shares with the consent of three-fourths majority of the shareholders present and voting at a general meeting of that class as provided in the Indian Companies Act (Section 106).

Preventing Change of Control. The Articles of Association gives a right to the Board, subject to the provisions of the Indian Companies Act provisions, to refuse a transfer of shares and give a notice of refusal of such transfer within two months of the date of receipt of a request for transfer. However, in the current scenario where the Shares are in dematerialized form, any change in ownership of the shares may not require the approval of the Board. There are no provisions in the Memorandum or Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of Shares. However, such provisions are discussed later under “Takeover Code”.

Dividends

The Company’s shareholders may, at an Annual General Meeting declare a dividend upon the recommendation of the Board. The amount of the dividend, declared may not exceed the amount recommended by the Board although a lesser amount may be declared. Dividends are distributed and paid within 30 days of approval by the shareholders. The Board is also authorized under the Articles of Association to declare and pay interim dividends to shareholders. In India, the stock exchange listing agreement requires that dividend is to be disclosed on per share basis. It is customary in India to pay to the holders of shares issued in any fiscal year a pro rata portion of the annual dividend from the date of issuance to the end of the fiscal year, unless otherwise stated.

Under the Indian Companies Act, dividends are payable only in cash to registered shareholders, the shareholder’s order or the shareholder’s banker’s order on a record date fixed prior to the relevant Annual General Meeting. The Indian Companies Act further provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account opened by the Company at an approved bank. The Company transfers any dividends that remain unclaimed in the special bank account for seven years from the date of the transfer to an Investor Education and Protection fund established by the GoI. Once transferred to this fund, such unclaimed dividends may not be claimed.

Dividends may be paid only out of profits of the Company for the relevant year after transfer to the reserves of the Company of a percentage of its profits for that year of not less than 2.5% if the dividend is in excess of 10% of the par value of its Shares. The Indian Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits, subject to certain limitations.

Voting Rights

At any general meeting, voting is by show of hands (where each shareholder has one vote) unless a poll is demanded by at least 10% of those entitled to vote on the resolution, or those holding Shares with a paid-up value of at least Rs. 50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every Share held by that shareholder. The Chairman has a deciding vote in the case of any tie.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Indian Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the Company’s profit and loss account in the form of bonus Shares to shareholders (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

The Company may, by ordinary resolution, increase its share capital by the issue of new Shares or create a new class of Shares. In addition, the rights attached to the Shares of any class may be varied with the consent of shareholders holding not less than three-fourths of the issued Shares of that class. The Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise determined by special resolution to that effect adopted at an Annual General Meeting of shareholders. Under the Companies Act, in the event of an issuance of securities, subject to certain limitations, the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date within which the offer must be accepted, which may not be less than 15 days from the date of offer and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles of Association.

Meeting of Shareholders

The Company is required to convene an Annual General Meeting of its shareholders in every calendar year, or within 15 months of the previous Annual General Meeting. The Annual Accounts of the Company are required to be placed before the Annual General Meeting within six months of the end of the fiscal year. The Company may convene an Extraordinary General Meeting of shareholders when necessary, or at the request of a shareholder or shareholders holding not less than 10% of the paid-up capital of the Company on the date of the request. The Annual General Meeting of the shareholders is generally convened by the Company Secretary in accordance with a resolution of the Board. Written notice setting out the agenda of the General Meeting must be given to the shareholders whose names are on the register at the record date at least 21 days (excluding the day of service) prior to the date of the General Meeting. Those shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

The Annual General Meeting of shareholders must be held at the registered office of the Company or some other place within the city in which the registered office is located; an Extraordinary General Meeting may, however, be held at any other place if so determined by the Board.

The Articles of Association provide that a quorum for a General Meeting is the presence of at least five shareholders, including a representative of the President of India and Panatone Finvest Limited. In addition, the Articles of Association provides that the Board may, whenever it thinks fit and shall, on the request of the holders of not less than one-tenth of the paid up-capital of the Company upon which all calls or other sums then due have been paid as at the date, and that carry the right of voting in regard to that matter, forthwith proceed to convene an Extra Ordinary General Meeting of the Company, and in the case of such a request, the following provisions shall have effect:

1)	The request must state the purpose of the meeting and must be signed by the petitioners and deposited at the office and may consist of several documents, in like-form each signed by one or more petitioners.

2)	If the Board of the Company does not proceed within 21 days from the date of the request being so deposited to cause a meeting to be called on a day not later than 45 days from the date of deposit of the request, the petitioners or a majority of them in value may themselves convene the meeting, but any meeting so convened shall be held within 3 months from the date of the deposits of the request.

3)	Any meeting convened under the Articles of Association shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board.

Register of Shareholders; Record Dates; Transfer of Shares

The Company’s share transfer agent maintains a register of shareholders of the Company. For the purpose of determining Shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, the Company may close the register of shareholders. The Indian Companies Act and the Company’s listing agreement with the BSE (and the other Indian stock exchanges) permit the Company, pursuant to a resolution of the Board and upon at least 7 days’ advance notice to the BSE (and such other Indian stock exchanges), to set the record date and upon 7 days’ public notice to close the register of shareholders for not more than 30 days at a time, and not more than 45 days in a year, in order for the Company to determine which shareholders are entitled to certain rights pertaining to the Shares. Trading of Shares may, however, continue while the register of shareholders is closed.

Following introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of a company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Pursuant to Section 111A, if the transfer of shares is in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board (a statutory body which administers various laws affecting companies in India) may, on application made by an investor, SEBI or certain other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its inquiry into the alleged contravention. Pending such inquiry, the rights of a holder to transfer the shares would not be restricted, although the voting rights attached to the shares may remain suspended if the Company Law Board so orders.

Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules made thereunder, together with delivery of the share certificates. The share transfer agent of the Company is Sharepro Services (India) Pvt. Ltd, located in Mumbai, India, which is duly licensed to carry on such business under the Securities & Exchange Board of India (Registrar & Share Transfer Agents) Rules. The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage “dematerialization” of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Indian Depositories Act, 1996. Charges for opening an account with a Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interest in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

The requirement for dematerialization of the Shares may apply to the ADR holders when the underlying Shares are withdrawn from the depositary facility upon surrender of the ADRs. In order to trade the underlying Shares in the Indian market, the withdrawing ADR holder will be required to hold such Shares in book-entry form and to comply with the Securities Depositary Limited procedures described above. If dematerialization of any underlying Shares is requested by an ADR holder, the cost incurred by the Depositary therefore will be borne by the withdrawing ADR holder. Transfer of Shares in book-entry form is not subject to any Indian transfer tax. See Item 10—“Taxation—Indian Taxation.”

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the Company details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. l,000 for each day until such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration is required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

Audit and Annual Report

The Company must circulate, at least 21 days before an Annual General Meeting of shareholders, a detailed version of the Company’s audited balance sheet and profit and loss account and the reports of the Board and the auditors thereon. The Company is also required under the Indian Companies Act to make available, upon request of any shareholder, a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

Under the Indian Companies Act, the Company must file with the Indian Registrar of Companies the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of an Annual General Meeting, and an annual return within 60 days of the conclusion of the same.

Approval of Matters

Under the SHA, the following would have to be approved by an affirmative vote of the one authorized representative of both the GoI and Panatone Finvest Limited, and at the meeting of the Board, by an affirmative vote of at least one nominee director of each of the GoI and Panatone Finvest Limited:

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

(viii) Any change in the number of directors of the Company from that provided in the SHA;

(ix) Any agreement with or commitment to any shareholder or its principal(s) or their respective affiliates, except where, and to the extent, (a) such agreement or commitment between the Company or any of its affiliates on the one hand and the GoI or any government authority on the other is required under applicable law or (b) such agreement is on an arms’ length basis and in good faith;

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

(xiii) The delegation by the Board to any person of the Board’s authority to approve or authorize any matter described in this sub-paragraph (b);

(xiv) Change directly or indirectly in the use of land and buildings of the Company other than for the purposes of the main objects of the Company as defined in the Memorandum of Association;

(xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipment or equipment not in use of the Company or its subsidiaries having an aggregate value exceeding 25% of the total value of the net fixed assets of the Company as specified in the Audited Financial Statement; or

(xvi) Any commitment or agreement to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in the SHA, in the event any of the aforesaid items of business mentioned in (b) above is not approved by the Board or shareholders at a meeting or otherwise, then such non-approved items shall not be implemented by the Company. Panatone Finvest Limited and the GoI shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board or the shareholders shall not be considered as a subject matter of dispute, difference, disagreement or the like between the Government of India and Panatone Finvest Limited and the non-approval of such item of business will not be referred to arbitration under the SHA.

Acquisition by the Company of its Own Shares

Under the Indian Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own Shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

ADR holders will not be eligible to participate in a buyback in the case of tender offers, odd lots and open market purchases unless they surrender their ADSs and receive delivery of the underlying Shares. ADR holders should note that Shares withdrawn from the depositary facility may not be re-deposited into such depositary facility.

There can be no assurance that the underlying Shares offered by the ADR holders in any buyback of Shares by the Company will be accepted by the Company. The regulations relating to the buyback of securities have only been introduced recently and there is very limited guidance on the interpretation of such regulations. ADR holders are advised to consult their Indian legal advisers prior to participating in any buyback by the Company, including in relation to any tax issues relating to such buyback.

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

Takeover Code

Disclosure and mandatory bid obligations in respect of certain share acquisitions or consolidations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”). The Takeover Code is under constant review by SEBI and is amended from time to time.

The most important features of the Takeover Code are as follows:

•

Any acquirer who acquires more than 5%, 10%, 14%, 54% or 74% of the shares or voting rights in a company must disclose its aggregate shareholding or voting rights to that company and to each of the stock exchanges on which that company’s shares are listed.

•

A person who holds more than 15% of the shares or voting rights in any company is required to make, within 21 days from the financial year ended March 31, annual disclosure of its holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed within 30 days from the financial year ended March 31, as well as the record date of the company for the purposes of declaration of a dividend).

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

With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarized below:

•

An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by if or by persons acting in concert with it) would entitle such acquirer to exercise 15% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire an additional 20% of the shares of the company.

•

An acquirer who, together with persons acting in concert with it, holds between 15% and 55% of the shares or voting rights of a company cannot acquire additional shares or voting rights that would entitle it to exercise more than 5% of the voting rights in any financial year ended on March 31, unless such acquirer makes a public announcement offering to acquire an additional 20% of the shares of the company.

•

Any further acquisition of shares or voting rights by an acquirer who holds 55% of the shares or voting rights in a company triggers the same public announcement requirements. Such acquirer, however, may without making a public announcement under these Regulations, acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights entitling him up to 5% voting rights in the target company subject to the following:-

•

the acquisition is made through open market purchase in normal segment on the stock exchange but not through bulk deal /block deal/ negotiated deal/ preferential allotment; or the increase in the shareholding or voting rights of the acquirer is pursuant to a buy back of shares by the target Company;

•	the post acquisition shareholding shall not increase beyond 75%

•

In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company unless such acquirer makes a public announcement offering to acquire a minimum of 20% of the shares of the company. The change of control for the purpose of this act shall exclude those which take place pursuant to a special resolution passed by the shareholders in a general meeting.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

The Takeover Code, as amended, permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and of the board of directors of the target company in the offer process have also been set out in the Takeover Code. In addition, the Takeover Code introduces the “chain principle” whereby the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each of the publicly listed companies acquired through the acquisition of the holding company.

The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in erosion of more than 50% (but less than 100%) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years and engaged in an industry listed in Schedule 1 of the Industries (Development & Regulation) Act, 1951 which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

The Takeover Code does not apply to certain situations, including but not limited to:

(a)	allotments of shares pursuant to an application made for a public issue;

(b)	allotments of shares pursuant to an application made by a shareholder for a rights issue; and

(c)	allotments of shares to the underwriters pursuant to any underwriting agreement.

In addition, the Takeover Code does not apply to shares represented by ADSs so long as such shares remain in the ADR depositary facility.

The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s Shares results in the acquirer and its associates holding 5% or more of the company’s outstanding Shares, the acquirer must report its holding to the company and the relevant stock exchange(s) where the company’s shares are listed. When any person acquires or agrees to acquire Shares exceeding 15% of the voting rights in any company or if any person who holds Shares which in aggregate carries less than 15% of the voting rights of the Company and seeks to acquire Shares exceeding 15% of the voting rights, such person shall, in accordance with Clause 40B, not acquire any Shares exceeding 15% of the voting rights of the company without making an offer on a uniform basis to all the remaining shareholders to acquire Shares that have an additional 20% of the voting rights of the total outstanding shares at a prescribed price.

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

Disclosure of Pledged Shares

A promoter or every person forming part of the promoter group shall, within 7 working days from the date of creation of pledge on shares of that company held by him, inform the details of such pledge of shares to that company. Further a promoter or every person forming part of the promoter group of any company shall, within 7 working days from the date of invocation of pledge on shares of that company pledged by him, inform the details of invocation of such pledge to that company.

The company shall in turn disclose the information received as above to the stock exchanges on which the shares of company are listed, within 7 working days of the receipt thereof, if, during any quarter ending March, June, September and December of any year:

•	if the total number of shares pledged during the quarter along with the shares already pledged exceeds 25,000;

•	or 1% of the total paid up capital of the company

whichever is lower.

Restriction on issue of shares with superior rights

The Securities & Exchange Board of India amended the Listing Agreement in July 2009 to incorporate a restriction on issue by a listed company of shares in any manner which may confer on any person, superior rights as to voting or dividend vis-à-vis the rights on equity shares that are already listed.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (“FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) under FEMA 1999.

The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non Resident Indians (“NRIs”), to any person resident outside India, provided that the transferee has obtained permission of the GoI and if that person had any previous venture or affiliation in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, (ii) NRIs are permitted to transfer shares or convertible debentures of an Indian company to other NRIs, and (iii) a person resident outside India may gift securities of an Indian company to a person resident in India.

With effect from November 29, 2001, Overseas Corporate Bodies (“OCBs”) are not permitted to invest under the Portfolio Investment Scheme in India. Further, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares / convertible debentures until such time these are sold on the stock exchange.

In all other cases, prior approval of the RBI is necessary. For transfers of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor should obtain the approval of the GoI and thereafter make an application to, the RBI for permission. In such cases the RBI may permit the transfer subject to certain terms and conditions including the price at which the sale may be made.

Restrictions on Sale of the Shares Underlying the Company’s American Depositary Receipts and for Repatriation of Sale Proceeds

American Depositary Receipts (“ADR(s)”)issued by Indian companies to non-residents have free transferability outside India. The GoI has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the GoI. Such restrictions on foreign ownership of the underlying Shares may cause the Company’s Shares to trade at a discount or premium to its ADSs.

In February 2002, the RBI issued a circular stating that the terms of Regulations 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the GoI. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

The Operative Guidelines for the limited two-way fungibility under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the GoI.

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

An Indian company which is not eligible to raise funds from the Indian Capital Market, including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (“SEBI”), is not eligible to issue (i) Foreign Currency Convertible Bonds (FCCBs) and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

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

4. Proposals falling outside notified sectoral policy/ caps or under sectors in which FDI is not permitted and / or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not avail itself of the automatic route.

The FIPB is the competent body to consider and recommend FDI which does not fall within the automatic route. The FIPB is under the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, approval from FIPB is required for any direct foreign investment that exceeds 51% of the total issued share capital of the Company.

In May 1994, the GoI announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies, would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds there-from are to be used for investment in non-high priority industries.

The FDI ceiling in the telecom sector varies from 49% to 74% depending on the nature of the service being provided. The total composite foreign holding, including but not limited to investment by FIIs (holding as on March 31), NRI/OCB, FCCB, ADRs, GDRs, convertible preference shares, convertible currency debentures, and proportionate foreign investment in Indian promoters/investment companies including their holding companies, should not exceed the allowable percentage. Foreign investment through investing Indian companies in the subject Indian companies shall be computed as indirect foreign investment. In the event the subject Indian companies are owned or controlled by non-resident entities (i.e., where resident Indian citizens do not own and/or control more than 50% of the equity interest and do not have power to appoint a majority of the directors of the company) then the entire investment shall be computed as indirect foreign investment. However, the indirect foreign investment in the 100% owned subsidiaries of operating-cum-investing/investing companies shall be limited to the foreign investment in the operating-cum-investing/investing company, since the downstream investment of a 100% owned subsidiary of the holding company is akin to investment made by the holding company and the downstream investment should be a mirror image of the holding company.

FDI up to 100% is permitted in respect of the following telecom services:-

(i) Infrastructure Providers providing dark fiber (IP Category I);

(ii) Electronic Mail; and

(iii) Voice Mail.

The FDI limit in the Telecom Sector was increased from 49% to 74% for certain telecom services on November 3, 2005 by Press Note No 5 of 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, GoI. The above notification of November 3, 2005 was superseded by Press Note No. 3 of 2007 dated April 19, 2007 by the Department of Industrial Policy & Promotion, Ministry of Commerce and Industry, GoI.

The FDI limit in the Telecom Sector was increased subject to certain conditions, a summary of which is as follows:

•	Direct and indirect foreign investments in telecom companies not to exceed 74%.

•	The Indian shareholding shall not be less than 26% of the telecom companies.

•	Status of foreign holding to be declared to the Government on a half yearly basis.

•

Majority of directors of telecom companies, the Chief Officer In charge of technical network operations, the Chief Security Officer and the officers/officials dealing with the lawful interception of messages shall be resident Indian citizens. The Chairman, Managing Director, Chief Executive Officer (“CEO”) and/or Chief Financial Officer (“CFO”), if foreign nationals, would be required to be security vetted by the Ministry of Home Affairs (“MHA”). Security vetting shall be required annually.

•	The telecom company not to transfer any accounting information, user information or, details of network and infrastructure to any person or place outside India.

•	The telecom company must provide traceable identities of their subscribers.

•	No traffic originating and terminating in India to be routed outside India.

•	The Remote Access (RA) to Network would be provided only to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data to be maintained and monitoring to be done only on authorization by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the GoI from a centralized location.

The above mentioned conditions have also been made applicable to those telecom companies which have an FDI cap of 49%. The above terms and conditions were included in the ILD/NLD license held by the Company by amendments issued by the DoT on July 5, 2007.

The Company has obtained the permission for Remote Access of its network equipments from DOT. Some applications for seeking permission for Remote Access were made recently and the approval is awaited.

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

The Overseas Corporate Bodies (“OCBs”) at least 60% owned by non-resident Indians or persons of Indian origin have been since September 16, 2003 derecognized as a class of investors in India. However, requests from such entities which are incorporated and not under the adverse notice of RBI/SEBI will be considered for undertaking fresh investments under the FDI scheme with prior approval of the GoI if the investment is under the approval route and with the prior approval of RBI if the investment is under the automatic route.

Investment by Foreign Institutional Investors

In September 1992, the GoI issued guidelines which enable Foreign Institutional Investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated / institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, Foreign Institutional Investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Foreign Institutional Investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When they receive the initial registration, Foreign Institutional Investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Together, the initial registration and the Reserve Bank of India’s general permission enable registered Foreign Institutional Investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

Ownership Restrictions

SEBI and the Reserve Bank of India regulations restrict investments in Indian companies by Foreign Direct Investors. Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 40% of the Company’s

Shares, excluding the Shares underlying the ADSs, and Non-Resident Indians in aggregate may hold no more than 10% of the Company’s Shares, excluding the Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single Foreign Institutional Investor may hold more than 10% of the Company’s total Shares and no single non-resident Indian may hold more than 5% of the Company’s total Shares.

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

More detailed provisions relating to Foreign Institutional Investors (“FIIs”) investments have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of Foreign Institutional Investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of the Foreign Institutional Investors in India.

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

The Depositary will vote the deposited Shares as instructed by the Company’s Board or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board. However, the Depositary will only do this upon the Company’s legal counsel issuing an opinion to the Depositary stating that it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If the Company does not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

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

•

182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days; or

•

182 days or more, in the case of a citizen of India who leaves India for the purpose of employment outside India in any previous year and has within the four preceding years has been in India for a period or periods amounting to 365 days or more.

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

Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor and will be as applicable for Short Term (“ST”) as given in the table below. However, in such a case, there is also a concessional rate of tax available, if the sale is entered in a recognized Stock Exchange and such transaction of sale is chargeable to Securities Transaction Tax (“STT”) as described below under “Securities Transaction Tax”.

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

During the period the underlying Shares are held by non-resident investors on a transfer from the depositary upon redemption of ADSs, the provisions of the Double Taxation Treaty entered into by the GoI with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the underlying Shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

Securities Transaction Tax

As per Chapter VII of the Finance (No. 2 Act), 2004 (as amended), STT shall be payable as under:

Sr. No.	Taxable Securities Transaction	Rate	Payable by
1.	Purchase of an equity share in a company, where - (a) the transaction of such purchase is entered into in a recognized stock exchange; and (b) the contract for purchase of such share is settled by the actual delivery or transfer of such share	0.125%	Purchaser

2.	Sale of an equity share in a company, where - (a) the transaction of such sale is entered into in a recognized stock exchange; and (b) the contract for sale of such share is settled by the actual delivery or transfer of such share	0.125%	Seller

3.	Sale of an equity share in a company, where - (a) the transaction of such sale is entered into in a recognized stock exchange; and (b) the contract for sale of such share is settled otherwise than by the actual delivery or transfer of such share	0.025%	Seller

The recognized Stock Exchange is responsible for collecting the STT and paying it into the Government Treasury.

Stamp Duty and Transfer Tax

Upon issuance of the Shares, the Company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or Shares exchanged. A sale of Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the Shares on the trade date or the consideration amount whichever is higher, although customarily such tax is borne by the transferee. However, in the case of Shares held with the Depositary in electronic mode, there will not be any incidence of stamp duty.

Wealth Tax

ADSs held by non-resident holders and the underlying Shares held by the Depositary and the transfer of ADSs between non-resident holders and the Depositary will be exempt from Indian wealth tax.

Estate Duty

Under current Indian law, there is no estate duty applicable to a non-resident holder of ADSs or Shares.

Service Tax

Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.30%. The stock broker is responsible for collecting the service tax and paying it into the Government Treasury.

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid U.S. federal income tax, persons owning 10% or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

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

If a partnership holds the Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.

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

Taxation of Dividends

To the extent that distributions paid by the Company with respect to its Shares or ADSs do not exceed its earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income (“QDI”), individual U.S. holders of the Company’s Shares or ADSs will generally pay tax on such dividends received during taxable years before 2011 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Assuming the Company is not a passive foreign investment company (as discussed below) or a foreign investment company, dividends paid will be QDI if the Company is a qualified foreign corporation (“QFC”) at the time the dividends are paid. The Company believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by the Company will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The amount of any dividend paid in Indian Rupees will equal the US dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Shares, or by the Depositary, in the case of ADSs, regardless of whether the Indian Rupees are converted into US Dollars. It is expected that the Depository will, in the ordinary course, convert the Indian Rupees received by it as distributions in the Depositary into US Dollars. If the Indian Rupees received as a dividend are not converted into U. S. dollars on the date of receipt, a US Holder will have a basis in the Indian Rupees equal to their U. S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is United States source.

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

Distributions of Shares or rights to subscribe for Shares that are received as part of a pro rata distribution to all shareholders of the Company in certain circumstances should not be subject to United States federal income tax. The basis of the new Shares or rights so received will be determined by allocating the US Holder’s basis in the old Shares between the old Shares and the new Shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (1) the fair market value of the rights is less than 15% of the fair market value of the old Shares at the time of distribution or (2) the rights are not exercised and thus expire.

Taxation of Capital Gains

For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder’s tax basis in the right, Share or ADS. Such gain or loss will be capital gain or loss and it will be long-term capital gain or loss if the holding period of the US Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011. Any gain or loss recognized by a US Holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to US Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding rate may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a US Holder will generally be allowed as a credit against the US Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal 2009. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Additionally, documents referred to in this Form 20-F may be inspected at our registered office which is located at VSB, Mahatma Gandhi Road, Mumbai 400001, India. Information about Tata Communications is also available on the web at www.tatacommunications.com but the Website and its content is not incorporated into and should not constitute a part of this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not face material commodity price or equity price market risks. Our exposures to financial risks derive primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate swaps and currency forwards and options, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to:

•	Our long term debt, which is normally utilized to finance capital expenditure and acquisitions, and

•	Our investment in debt based mutual funds (available-for-sale securities).

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over the Counter (OTC) interest rate swap, a derivative financial instrument, to reduce the interest rate risk related to these activities to the extent of Rs. 5,596 million (US$ 110 million) out of total long term floating rate debt of Rs. 35,805 million (US$ 704 million).

The interest rate swap is designated as a cash flow hedge and the effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive loss and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. During the fiscals 2007, 2008 and 2009 there was no ineffectiveness related to the change in the fair value of the swaps. Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 157 million (US$ 3.09 million) of unrealized losses currently in accumulated other comprehensive income/(loss) will be transferred into earnings during the fiscal ended 2010.

All long term debts which have a fixed interest rate for at least one year as at the end March 2009 have been considered as fixed rate debt. Total outstanding long term debt as at the end of March 09 is Rs.48, 601 million (US$ 956 million). As of March 31, 2009, approximately 62% of the total long term debt carried floating interest rates. We intend to reduce the exposure to variable interest rate loans to around 50% of current outstanding long term debt, in fiscal 2010.

A 1% change in the interest rates on our unhedged floating rate long term loans as on March 31, 2009 would have had an aggregate adverse or beneficial impact of Rs. 301.92 million (US$ 5.94 million) on our financial statements on an annual basis.

Available-for-sale securities (debt mutual funds) are carried at their fair values, which are generally based on market price quotations. As at March 31, 2009, the fair value of mutual fund investments is Rs. 7,007 million (US$ 137.82 million) against the book value of Rs. 6,991 million (US$ 137.43 million).

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and US Dollars (for international subsidiaries of Tata Communications) amount of foreign currency settlements received by the Company from and paid by the Company to foreign telecommunication administrations, other customers, the revenues and operating costs of the Company and payments for imported equipments and technology. As of March 31, 2009, the Company had a significant amount of foreign currency denominated receivables (Rs. 7,746.80 million or US$ 152.29 million) and payables (Rs. 11,775.90 million or US$ 231.49 million), which expose the Company to foreign exchange risks. A 1% strengthening or weakening of the Rupee against the foreign currencies would have had an aggregate beneficial or adverse impact of Rs. 40.29 million (US$ 0.79) on the financial statements on an annual basis.

We also have foreign currency debt exposure on our books of Rs. 4,664.57 million (US$ 91.75 million). This includes long term borrowings of Rs. 2,797.22 million (US$ 55.02 million) and Rs. 1,867.35 million (US$ 36.73 million) of short term borrowings. A 1% strengthening or weakening of the rupee against the foreign currency debt would have had an aggregate adverse or beneficial impact of Rs. 21.47 million (US$ 0.42 million) on our financial statements on an annual basis.

The Company uses foreign currency forward and option contracts (derivative instruments) to manage the exchange risks associated with movements in foreign currencies against functional currencies of the Company.

As at March 31, 2009, the derivative instruments had a net fair value negative impact of Rs. 39 million, out of which Rs. 5 million of fair value positive impact was recognized as an asset and Rs. 44 million negative impact was recognized as a liability.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company’s internal control over financial reporting includes those policies and procedures that:

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

Due to inherent limitations, including the possibility of human errors, the circumventing or overriding of controls, or fraud, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2009.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements in this annual report on Form 20-F, and as part of their audit has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2009.

ITEM 16.	[RESERVED]

Not applicable

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Amal Ganguli, one of the Company’s independent directors, joined the Board on July 17, 2006 and was nominated as a member and elected Chairman of the audit committee on October 19, 2006. The Board has determined that Mr. Amal Ganguli is a financial expert. Mr. Ganguli’s relevant experience is described under “Item 6—Directors and Senior Management”.

ITEM 16 B.	CODE OF ETHICS

The Company has adopted the Tata Code of Conduct, which is applicable to all employees of the Company including the executive directors, the Chief Executive Officer, the Chief Financial Officer and all other key executive officers of the Company.

The Company undertakes to provide a copy of the Code of Conduct to any person without charge who requests it in writing to Tata Communications Limited, Office of Company Secretary and Chief Legal Officer, 4th Floor, Tower C, Plot nos C21 & C36, ‘G’ Block, BKC, Mumbai-400098, India.

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided to us in fiscal 2008 and 2009:

	Fiscal Year ended March 31
Type of Service	2008		2009		Description of Service
a) Audit Fees	Rs.	155,884,343	Rs.	93,856,334	Annual audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	Rs.	29,328,344	Rs.	16,517,200	Services related to the quarterly review of financial statements.

c) Tax Fees	Rs.	26,044,448	Rs.	73,458,982	Tax audit fees and tax consulting services.

d) All Other Fees	Rs.	52,130,646	Rs.	43,135,802	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2008 and 2009, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company.

Audit Committee Pre-Approval Policy and Procedures

Policy

Our audit committee pre-approves the following professional services provided to the Company and its subsidiaries by its external auditors:

(1)	All audit services; and

(2)	All non-audit services, including tax services.

Procedures

Our audit committee:

1. Reviews and approves, prior to the engagement of the external auditors, on an annual basis the specific financial/statutory audits for the fiscal year to be rendered by the external auditors.

2. Approves specific categories of audit-related services annually up to a fee limit. Specific approval of the audit committee is required to exceed the pre-approved fee limit. All other audit-related services to be performed by the external auditors that are incremental to the annual pre-approved services list must be specifically approved by the audit committee prior to the engagement for the service.

3. Pre-approves annually permitted tax services to be rendered by the external auditors up to a fee limit. Specific approval of the audit committee is required to exceed the pre-approved fee limit. All other tax services to be performed by the external auditors that are incremental to the annual pre-approved services list must be specifically approved by the audit committee prior to the engagement for the service.

4. Pre-approves any other non-audit service by the external auditors not prohibited by Company policy or SEC regulations on a case by case basis.

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

The Company’s audit committee is composed of four directors, all of whom meet the independence requirements under Rule 10A-3 of the Exchange Act with the exception of Mr. H.P. Mishra who is exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv)(E) of the Exchange Act as he is a representative of the Government of India and is not an executive officer of the Company. The Company’s reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16 G.	CORPORATE GOVERNANCE

We are incorporated under the Indian Companies Act, 1956 and our Shares are listed on the major stock exchanges in India. Our corporate governance framework is in compliance with the Indian Companies Act, 1956, the regulations and guidelines of the Securities and Exchange Board of India and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have American Depositary Shares listed on the New York Stock Exchange.

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

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of a board of directors is a non-executive director, at least one-third of the board must be comprised of independent directors and if he is an executive director, at least half of the board must be comprised of independent directors. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or at one level below the board, at least one-half of the board of the company must be independent directors. The chairman of our Board is not an executive of the Company nor is he a promoter of the Company or related to any promoter or person occupying management positions at the Board level or at one level below the Board and four out of twelve members of our Board are independent, which satisfies the requirement under Indian law.

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

f. is not a substantial shareholder of the Company, i.e. owning two percent or more of its voting shares;

g. is not less than 21 years of age.

The Company applies this definition in its corporate governance practices and the Company’s four independent directors satisfy the requirements of the definition.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no such requirement.

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. The Company does not have such a committee.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director and one independent director.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of four non-executive directors, out of which three are independent, including the committee’s chairman, and one of which is a government representative who falls within an exemption to the independence requirement.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges and SOX compliance requirements.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2008-09 (Page 20 to Page 36) under the headings:

•        Report on corporate governance for the year 2008-09

•        Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•        Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification for the Year 2008-09.

•        Secretary’s Responsibility Statement

•        Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreements

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice
Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by the regulations framed by the Securities and Exchange Board of India regulations, the Company has adopted a code governing trading in the Company’s securities by insiders. As required under the listing agreement with Indian stock exchanges, the Company has also adopted a Code of Conduct for Senior Management and Board Members. The Board members and our senior management have affirmed the Code of Conduct. The Code of Conduct is available on Company’s website www.tatacommunications.com, but none of the information on the Company’s website is incorporated into this document and it should not be considered a part of this document.

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation in November 2008.

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements comprised the consolidated balance sheets of the Company as of March 31, 2008 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2007, 2008 and 2009 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-36.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Certificate of Incorporation of Tata Communications Limited, dated March 19, 1986 and as currently in effect.

1.2******	Amendment No. 1 to the Certificate of Incorporation of Tata Communications Limited (reflecting name change to Tata Communications Limited).

1.3#	Articles of Association of Tata Communications Limited, dated April 02, 2004.

1.4*	Memorandum of Association of Tata Communications Limited, dated April 02, 2004.

1.5	Memorandum and Articles of Association of Tata Communications Limited, dated April 3, 2008.

1.6*	Certificate for Commencement of Business, dated March 21, 1986

1.7*	Specimen Certificate for Equity Shares of Tata Communications Limited.

2.1*	Form of Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.2*****	Stock and Asset Purchase Agreement among Tycom (US) Holdings, INC., Tyco Global Network Ltd., Tyco International Group, S.A., Tata Communications Bermuda Ltd. and the Company dated November 1, 2004.

4.3*****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.4****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.5****	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

4.6#	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Tata Communications Limited, dated September 7, 2000.

4.7******	Tata Brand Equity & Business Promotion Agreement, dated December 4, 2007, between Tata Sons Limited and the Company

Exhibit Number	Description

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.
******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 14, 2008 and incorporated herein by reference.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 15, 2009

TATA COMMUNICATIONS LIMITED,

By:	/s/ Narasimhan Srinath
Name:	Narasimhan Srinath
Title:	Managing Director and CEO

By:	/s/ Sanjay Baweja
Name:	Sanjay Baweja
Title:	Chief Financial Officer

GLOSSARY OF TERMS AND ABBREVIATIONS

Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F (“Annual Report”) the terms mentioned below shall have the following meaning assigned to them;

Company Related Terms and Abbreviations

“ADS” means the Company’s American Depositary Shares listed on the New York Stock Exchange;

“BSNL” means Bharat Sanchar Nigam Limited;

“C2C” means C2C Pte Limited;

“C&MA” means Construction and Maintenance Agreement governing cable system to which the Company is a signatory;

“Carrier” means a provider of telecommunications services;

“Carrier Connectivity Services” means the selling of bandwidth only by the Company to its Carrier customers;

“Carrier Data” means the data telecommunications services provided by the Company to its Carrier customers;

“CEC” means China Enterprise Communications Limited;

“CIPRIS” means the French company specializing in selling VNO services to mid-sized companies in Europe acquired by the Company in January 2007;

“CODM” means Chief Operating Decision Makers;

“Contact Center Services” means the Services offered by the Company being network based hosted, multi tenant, multi media contact center service including voice, email, and text and web communication channels;

“Depositary” means the Bank of New York Mellon;

“DIL” means Direct Internet Limited;

“Dishnet” means a broadband internet service provider in India that was acquired by Company in 2004 and is now part of Tata Indicom Broadband;

“EMEA” means Europe, Middle East and Africa;

“Enterprise” means the area of the Company’s business focused on selling services to business customers who are the end users of the Services;

“Enterprise Data” and “Enterprise Data Business” means data telecommunications services provided by the Company to its Enterprise customers;

“ERM” means Enterprise wide Risk Management, which refers to an internal framework of the Company designed to optimally identify and manage Company risks;

“GDS” means Global Data Solutions;

“Global Voice Solutions” means the suite of services offered by the Company to seek to satisfy all the telephony needs of its customers;

“Global VPN” means the services offered by the Company providing Virtual Private Networks around the World;

“Global 800” means a service offering international toll-free 800 numbers;

“GMC” means the Global Management Committee, which refers to an internal committee of the Company established to formulate strategies of the Company including those pertaining to networks, expansion, entry into newer geographies and human resources;

“IMEWE” means the undersea fiber optic cable system known as IMEWE;

“Local Number Services” means the services offered by the Company allowing companies to offer its customers a number to dial at local rates wherever the customer is dialing from;

“Managed Hosting” means the service offered by the Company that provides a dedicated hosting service where the Company hosts and manages the servers on behalf of the customer;

“Managed Messaging” means the services offered by the Company providing combined messaging and managed network services;

“Mobile” means the suite of services offered by the Company to mobile phone operators;

“Mobility Services” means the services offered by the Company to its Mobile Operator customers;

“MTNL” means Mahanagar Telephone Nigam Limited;

“Neotel” means Neotel Pty Ltd;

“Retail and Retail Business” means the selling of Company services to individual end-users such as the trueroots calling card service;

“Retail Broadband” means the selling of Broadband services by the Company to individual end-users in India;

“SEACom” means the undersea fiber optic cable system known as SEACom;

“SAFE” means the undersea fiber optic cable system know as SAFE;

“SAT-3” means the undersea fiber optic cable system known as SAT;

“Seven Star” means Seven Star Dot Com Pvt Ltd;

“SHA” or “Shareholders Agreement” means the agreement dated 13th February, 2002, entered into between the Government and the Strategic Partner along with its Principals, to record their agreement as to the manner in which the Company’s commercial operations, corporate governance and other affairs will be conducted and to grant to each other certain other rights and obligations;

“Shares” or “Equity Shares” means the equity shares of the Company of face value of Rs. 10 each;

“SMW 3” or “SEA-ME-WE 3” means the undersea fiber optic cable system known as SEA-ME-WE 3;

“SMW 4” or “SEA-ME-WE 4” means the undersea fiber optic cable system known as SEA-ME-WE 4;

“SNOSPV” means VSNL SNO SPV Pte Ltd;

“SPA” or “Share Purchase Agreement” refers to agreement dated 6th February, 2002 between the Company i.e. Tata Communications Ltd. (earlier named as Videsh Sanchar Nigam Ltd.), Government of India and the Strategic Partner i.e. Panatone Finvest Ltd. along with its Principals viz Tata Sons Limited, Tata Power Company Limited, Tata Iron & Steel Company Limited, Tata Industries Limited wherein Government of India agreed to sell to the Strategic Partner and the Strategic Partner agreed to purchase from the Government, 25% of the equity shareholding of the Company;

“Strategic Partner” means Panatone Finvest Limited, and refers to the strategic partner of the Government of India in relation to the disinvestment of the Company in 2002;

“TBEM” means the Tata Business Excellence Model which refers to an internal framework establishing best practices for Tata companies;

“TCBL” means Tata Communications (Bermuda) Ltd;

“TCBIL” means Tata Communications Banking InfraSolutions Limited;

“TCIPL” means Tata Communications International Pte Limited;

“TCISL” means Tata Communications Internet Services Limited;

“TCLL” means Tata Communications Lanka Limited;

“TCS” means Tata Consultancy Services;

“TCSAI” means Tata Communications Services (America) Inc;

“TCTS” & “TCTSL” means Tata Communications Transformation Services Limited;

“Teleglobe” means Teleglobe International Holdings Limited;

“Telepresence” means the service offered by the Company that provides a rich-media video conferencing solution;

“Telepresence Exchange Service” means the service offered by the Company that allows meetings to be conducted between any connected public or private Telepresence rooms around the world;

“TGN” means the Tyco Global Network renamed as the Tata Global Network;

“TGN-IA” means the undersea fiber optic cable system known as TGN-Intra Asia;

“TGN-WER” means the undersea fiber optic cable owned by the Company which forms a ring in Western Europe between United Kingdom, Spain and Portugal;

“TIC” means the undersea fiber optic cable system known as Tata Indicom;

“TICSCS” means the undersea fiber optic cable system known as Tata Indicom Chennai Singapore;

“TIEBU” means Tata Indicom Enterprise Business Unit;

“TIL” means Tata Industries Limited;

“TPC” means Tata Power Company Limited;

“TTML” means Tata Teleservices (Maharashtra) Limited;

“TTSL” means Tata Teleservices Limited;

“UIFN” means the Service sold by the Company providing universal international freephone numbers;

“Universal 800” means a service offering international toll-free 800 numbers;

“UTL” means United Telecom Limited;

“VBL” means VSNL Broadband Limited;

“VIPL” means VSNL International Pte Limited;

“VISL” means VSNL Internet Services, Ltd;

“VSNL” means Videsh Sanchar Nigam Limited;

“Wireless Global Roaming” means the services offered by the Company helping the customers of Mobile Operators receive mobile services whilst travelling abroad in countries with an incompatible mobile network to the country where the roaming customer originates from;

Technical and Industry Related Terms and Abbreviations

“ADC” means Access Deficit Charge;

“ATM” means Asynchronous Transfer Mode Services;

“BITS” means Basic International Telecommunications Service license, issued by the Canadian Radio-television and Telecommunications Commission to the Company;

“Broadband” means a high speed communications network in which frequency range is divided into multiple independent channels for simultaneous transmission of signals;

“Broadband Operators” mean providers of Broadband services;

“Calling Cards” means cards used to pay for telephone services which employ either a prepaid credit system or a credit-card-style system of credit;

“CDMA” means Code Division Multiple Access;

“CDN” means Content Delivery Network;

“Content Delivery Networks” means the service offered by the Company that comprises a system of computers containing copies of data, placed at various points in a network so as to maximize bandwidth for access to the data from customers throughout the network;

“Data Centers” means facilities used to house computer systems and associated components such as telecommunications and storage systems;

“Digital Satellite News Gathering” or “DSNG” means the use of satellite technology to record and transmit remote news stories;

“Digital Subscriber Line” or “DSL” means a technology that provides high bandwidth network connections to homes and small businesses;

“Electronic Mail” means digital electronic messages sent via the Internet;

“ESMR” means Enhanced Specialized Mobile Radio;

“Ethernet” means a family of frame-based computer networking technologies for local area networks (LANs);

“FEA” means the undersea fiber optic cable system known as Flag Europe Asia;

“FLAG” means the undersea fiber optic cable system known as Fiber Optic Link Around the Globe;

“Gartner Magic Quadrant” means the proprietary research tool developed by Gartner Inc. a US based research and advisory firm;

“Global Internet Roaming” means extending internet connectivity to a location that is different from the home location where the service was registered;

“GPSS” means Gateway Packet Switching Services;

“GSM” means Global System for Mobile;

“HCD” means Home Country Direct;

“IBM AIX” means the series of proprietary operating systems sold by IBM for several of its computer system platforms;

“IDC” means Internet Data Centre;

“iDEN” means Integrated Dispatch Enhanced Network;

“IDD” or “International Direct Dial” means the capability to directly dial telephones in foreign countries from a home or office phone;

“ILD” means International Long Distance telephone services;

“ILDO” means International Long Distance Operator;

“Information and Communications Technology” means all technical means for processing and communicating information, including methods for communication (communication protocols, transmission techniques, communications equipment, media (communication)), as well as techniques for storing and processing information (computing, data storage, etc);

“Infrastructure Providers” means the third parties that the Company purchases its infrastructure from;

“IN-platform/infrastructure” means the Intelligent Network platform and infrastructure;

“Intelligent Network” means the network architecture intended both for fixed as well as mobile telecom networks that allow operators to differentiate themselves by providing value-added services in addition to the standard telecom services;

“IP Transit” means the Internet transit service offered by the Company;

“Internet Telephony” means the use of the Internet to make telephone calls;

“ITSP or Internet Telephony Service Provider” means a provider of telephone services provided via the Internet;

“IP” means Internet Protocol;

“IP DSLAM” means Internet Protocol Digital Subscriber Line Access Multiplexer;

“IP VPN” means Internet Protocol Virtual Private Network;

“IPL” means International Private Lines;

“IPLC” means International Private Leased Circuit;

“ISDN” means Integrated Services Digital Network;

“ISO 27001” means the International Organization for Standardization (ISO) certification which formally specifies a management system that is intended to bring information security under explicit management control;

“ISP” means Internet Service Providers;

“ITEs” means International Telecommunications Entities;

“ITFS” means International Toll Free Service;

“ITU” means International Telecommunications Union;

“IUC” means Interconnection Usage Charges, which refers to charges paid by one telecom operator to another for the use of the latter’s network for originating, terminating, or transmitting a call;

“LCO” means Local Cable Operator;

“Managed IDS/IPS” means managed intrusion, detection and prevention service which is a security service which prevents intruders from gaining access to networks;

“MBPS” means Mega Bytes Per Second;

“MDNS” means Managed Data Network Service;

“MEF” means Metro Ethernet Forum Test;

“MMDS” means Multichannel Multipoint Distribution Service;

“MNO” means Mobile Network Operator;

“Mobile Operators” mean providers of mobile telephone services;

“MPLS” means Multi-Protocol Label Switching;

“MSSP’s” or “Managed Security Service Providers” means the providers of outsourced network security services;

“MVNO” means Mobile Virtual Network Operator;

“Networking” means a network of telecommunications links and nodes arranged so that messages may be passed from one part of the network to another over multiple links and through various nodes;

“NGN” means Next Generation Networks;

“NLD” means National Long Distance telephone services;

“NPLC” means National Private Leased Circuit;

“OCS” means Overseas Communications Service;

“OSS-BSS Systems” means Operations Support Systems—Business Support Systems;

“Retail WiMax” means WiMAX services available to retail customers;

“SAS 70 Type I & II” means the licenses issued by the American Institute of Certified Public Accountants for Statement on Auditing Standards No 70;

“SCCP” means Signaling Connection Control Part;

“SDH” means Synchronous Digital Hierarchy;

“SHE” means SMS Hub Enablement;

“SMART” means Signaling, Monitoring, Alarming and Reporting Tool;

“SMS” means Short Messaging Service;

“SONET” means Synchronous Optical Networking;

“Space Segment” means usage time of a satellite service;

“SS7” means Signaling System #7;

“STM” means Synchronous Transport Module;

“Tier 1 ISP” means an Internet Service Provider with a Tier 1 network being a network that can reach every other network on the Internet;

“TV Uplinking” means the use of satellites for live television broadcasting;

“UMTS” means Universal Mobile Telecommunications System;

“Unified Message Service” means the integration of different electronic messaging and communications media technologies into a single interface;

“VNO” means virtual network operator;

“Voice Mail” means is an electronic centralized system of managing telephone messages for a large group of people;

“Voice Peering” means the forwarding of calls from one Internet Service Telephony Provider to another using voice over IP technology;

“VoIP” means Voice over Internet Protocol;

“VPN” means Virtual Private Network;

“VTS” means Voice Termination Services;

“Virtualization/Cloud Computing” means a form of computing in which dynamically scalable and often virtual resources are provided as a service over the Internet;

“WAN” means Wide Area Network;

“WASC” means the undersea fiber optic cable system known as the West-African Submarine Cable;

“Web Portal” means a website that offers a broad array of resources and services, such as email, forums, search engines, and online shopping malls;

“Web Telephony” means the use of the Internet to make telephone calls;

“WGR” means Wireless Global Roaming service;

“Wi-Fi” means Wireless Fidelity;

“Wimax” means Worldwide Interoperability for Microwave Access;

“Wireless Broadband Access” means a technology aimed at providing wireless access to data networks with high data rates;

Regulatory Terms and Abbreviations

“CAC” means Carrier Access Code; which refers to a proposed Indian regulation that will, amongst other things, offer end user customers the right to choose long distance services;

“CCI” means Communications Commission of India;

“the Code” means the Indian Code of Civil Procedure, 1908;

“Cochin Port Trust” means the body of the Government of India that manages the port of Kochi;

“CRTC” means the Canadian Radio-television and Telecommunications Commission;

“DoT” means Department of Telecom, Government of India;

“FCC” means the Federal Communications Commission in the US;

“FCPA” means the Foreign Corrupt Practices Act, 1977, as amended from time to time;

“FEMA” means the Indian Foreign Exchange Management Act, 1999, as amended from time to time;

“FIPB” means the Foreign Investment Promotion Board;

“FIN 48” means an interpretation of the Financial Accounting Standards Board Statement No; 109 in respect of Accounting for Uncertainty in Income Taxes;

“Finance Act” is the Act passed by the Parliament through which the annual fiscal policies of the Government are governed and the tax laws are amended and duty rates are prescribed each year;

“Fiscal Year” means the Company’s financial year running from 1 April to 31 March;

“GAAP” means Generally Accepted Accounting Principles;

“Indian Companies Act” means the Indian Companies Act, 1956;

“Indian GAAP” means Indian Generally Accepted Accounting Principles;

“ITAT” means Income Tax Appellate Tribunal (India);

“MHA” means Ministry of Home Affairs, Government of India;

“MII” means Ministry of Information Industry of People’s Republic of China;

“Promoter” refers to a person or persons who are in overall control of the company, who are instrumental in the formulation of a plan or programme pursuant to which the securities are offered to the public and those named in the prospectus as promoters. In the Form 20F of Tata Communications Limited Promoter refers to the Strategic Partner, its Principals and the Government of India;

“QCI” means Quality Council of India;

“RBI” means Reserve Bank of India established under the Reserve Bank of India Act, 1934;

“SEBI” means Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC” means Securities and Exchange Commission established under the Securities Exchange Act, 1934;

“SFAS” means Statements of Financial Accounting Standards;

“SOX” means Sarbanes-Oxley Act, 2002, also known as the Public Company Accounting Reform and Investor Protection Act of 2002;

“TDSAT” means Telecom Disputes Settlement Appellate Tribunal established under the Telecom Regulatory Authority of India Act, 1997;

“TRAI” means Telecom Regulatory Authority of India established under the Telecom Regulatory Authority of India Act, 1997;

“US GAAP” means United States generally accepted accounting principles;

“WPC” means Wireless Planning and Co-ordination Wing of the Ministry of Communications, Government if India;

“WTO” means World Trade Organization;

Other Terms and Abbreviations

“$” means United States Dollars and refers to the currency of the United States;

“3G” means Third Generation;

“ADR” means American Depository Receipt;

“AGR” means Adjusted Gross Revenues;

“AICTE” means the All India Council for Technical Education;

“Annual General Meeting” means the meeting of shareholders held each year;

“ANSI” means American National Standards Institute;

“BPO” means Business Process Outsourcing;

“BSE” means the Bombay Stock Exchange Limited;

“BT Group” means the British Telecommunications PLC group of companies;

“CAD” means Canadian Dollar or the lawful currency of Canada;

“CAGR” means Compounded Annual Growth Rate;

“CII” means the Confederation of Indian Industry;

“CIN” means Corporate Identity Number;

“Double Taxation Treaty” means a reciprocal arrangement between two countries not to retax the repatriated income that a firm or person domiciled in one country earned in (and paid taxes on) the other.

“Education Cess” means a tax in India where all taxes are subject to an education cess, which is 2% of the total tax payable;

“EU” means the European Union;

“Extraordinary General Meeting” means a meeting of shareholders held on an irregular basis;

“FCCBs” means Foreign Currency Convertible Bonds;

“FDI” means Foreign Direct Investment;

“FIIs” means Foreign Institutional Investors registered with SEBI under applicable laws in India;

“GBP” means Pounds Sterling or the lawful currency of the United Kingdom;

“GDR” means Global Depositary Receipts;

“General Meeting” means a meeting of shareholders;

“INR” means Indian Rupees or the lawful currency of India;

“Internal control” is a process, effected by an entity’s board of directors, management, and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories: a) Effectiveness and efficiency of operations; b) Reliability of financial reporting; and c) Compliance with laws and regulations;

“IRU” means Indefeasible Right of Use;

“JV” means Joint Venture Company;

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

“SME” means Small and Medium Enterprises;

“Stock Exchange” means the stock exchanges on which the Company’s shares are listed namely Mumbai Stock Exchange (BSE), National Stock Exchange (NSE); The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE);

“STPI” means Software Technology Park of India;

“STT” means Securities Transaction Tax;

“TDM” means Time-Division Multiplexing;

“Unconditional Compliance”: Compliance with all the requirements of the law without any presumption or condition, thus, requiring to disclose any non-compliance;

“VAS” means Value Added Service;

“YMPE” means Year’s Maximum Pensionable Earnings;

“ZAR” means South African Rand or the lawful currency of South Africa;

TATA COMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Communications Limited and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 15, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2009, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (y). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

October 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated October 15, 2009, expressed an unqualified opinion on those financial statements.

Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

October 15, 2009

Tata Communications Limited

Consolidated Balance Sheets

As of March 31, 2008 and 2009

	Rs. 2008	Rs. 2009	US$ 2009

	(in millions, except share and per share amounts)
ASSETS

Current assets
Cash and cash equivalents	2,449	5,050	99
Short-term bank deposits	9	2,671	53
Investments	123	7,089	139
Accounts receivable (net of allowances of Rs.2,696 million and Rs.3,218 million as of March 31, 2008 and 2009) (includes Rs.1,518 million and Rs.1,434 million as of March 31, 2008 and 2009 due from related parties)	16,624	25,851	508
Advance income taxes (net)	12,183	14,205	279
Prepaid expenses and other current assets (net of allowances of Rs.613 million and Rs.663 million, as of March 31, 2008 and 2009) (includes Rs.820 million and Rs.6 million as of March 31, 2008 and 2009 due from related parties)	9,227	10,405	205

Total current assets	40,615	65,271	1,283

Investments	8,634	4,103	81
Investments in equity method investees	117	120	2
Advances against investment	—	712	14
Property, plant and equipment, net	74,084	103,713	2,039
Intangible assets, net	2,822	3,237	64
Goodwill	5,469	6,287	123
Other non-current assets (includes Rs.126 million and Rs.2,965 million as of March 31, 2008 and 2009 due from related parties)	4,582	8,890	175

Total assets	136,323	192,333	3,781

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (includes Rs.779 million and Rs.1,341 million as of March 31, 2008 and 2009 due to related parties)	22,245	34,063	670
Short-term debt and current portion of long-term debt	10,036	11,628	228
Accrued expenses and other current liabilities (includes Rs.2,693 million and Rs.3,228 million as of March 31, 2008 and 2009 due to related parties)	16,134	21,299	419

Total current liabilities	48,415	66,990	1,317

Long-term debt, net of current portion	20,384	48,601	956
Other non-current liabilities	16,707	24,225	476

Total liabilities	85,506	139,816	2,749

Commitments and contingencies (See Note 28)

Minority interest	32	50	1

Shareholders’ equity
Equity shares par value Rs.10 each
Authorized: 300,000,000 shares
Issued and outstanding 285,000,000 shares as of March 31, 2008 and 2009	2,850	2,850	56
Additional paid-in-capital	15,770	15,770	310
Retained earnings	31,418	34,021	669
Accumulated other comprehensive income /(loss)	747	(174)	(4)

Total shareholders’ equity	50,785	52,467	1,031

Total liabilities and shareholders’ equity	136,323	192,333	3,781

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Operations

For each of the years ended March 31, 2007, 2008 and 2009

	Rs. 2007	Rs. 2008	Rs. 2009	US$ 2009

	(in millions, except share, per share and per ADS amounts)
Operating revenues:

Revenues from telecommunication services (includes Rs.4,193 million, Rs.5,114 million and Rs.5,846 million in fiscals 2007, 2008 and 2009 from related parties)	85,977	82,331	97,295	1,913

Cost of revenues

Network and transmission costs (excluding depreciation of Rs.5,552 million, Rs.6,668 million and Rs.8,114 million in fiscals 2007, 2008 and 2009)	51,445	46,717	51,201	1,006
Licence fees	1,087	848	863	17

Total cost of revenues	52,532	47,565	52,064	1,023

Operating costs
Depreciation and amortization	6,966	7,358	10,180	200

Other operating costs (includes Rs.674 million, Rs.698 million and Rs.1,028 million in fiscals 2007, 2008 and 2009 to related parties)	23,037	27,200	30,394	598

Total operating costs	30,003	34,558	40,574	798

Operating income	3,442	208	4,657	92

Non-operating income, net:
Gain on sale of investments	17	145	4,289	84

Interest income from banks and others (includes Rs.2 million, Rs.40 million and Rs.188 million in fiscals 2007, 2008 and 2009 from related parties)	63	100	491	10
Interest expense	(1,380)	(1,469)	(2,732)	(54)

Other non-operating income, net (includes Rs.85 million, Rs.123 million and Rs.100 million in fiscals 2007, 2008 and 2009 from related parties)	2,380	1,934	971	19

Total non-operating income, net	1,080	710	3,019	59

Income before income taxes	4,522	918	7,676	151

Income tax expense	(2,807)	(1,280)	(2,430)	(48)
Dividend tax	(180)	(218)	(218)	(5)
Equity in net loss of equity method investees	(96)	(393)	(1,120)	(22)
Minority interest	—	(1)	(22)	—

Net income (loss)	1,439	(974)	3,886	76

Per share Information:
Basic earning (loss) per equity share	5.05	(3.42)	13.64	0.27
Weighted number of equity shares outstanding	285,000,000	285,000,000	285,000,000	285,000,000
Basic earning (loss) per ADS (each ADS represents two equity shares)	10.10	(6.84)	27.28	0.54

See accompanying notes to consolidated financial statements

Tata Communications Limited

Statements of Changes in Shareholders’ Equity

For each of the years ended March 31, 2007, 2008 and 2009

	Number of equity shares	Equity share capital		Additional paid-in capital		Retained earnings		Accumulated other comprehensive income /(loss)	Total shareholders’ equity		Comprehensive income / (loss)

	(in millions, except number of equity shares)
Balance at March 31, 2006	285,000,000	Rs.	2,850	Rs.	15,770	Rs.	33,521	Rs. 25	Rs.	52,166
Net income							1,439			1,439		1,439
Net unrealized gain on available-for-sale securities, net of realized gains and net of tax of Rs. 25 million								42		42		42
Foreign currency translation adjustment								38		38		38
Dividends paid							(1,283)			(1,283)
Effective portion of net loss on derivative instrument designated as cash flow hedge								(4)		(4)		(4)
Change in accounting principle in respect of actuarial gain/(loss), net of taxes								(90)		(90)

Comprehensive income												1,515

Balance at March 31, 2007	285,000,000		2,850		15,770		33,677	11		52,308
Net loss							(974)			(974)		(974)
Net unrealized gain on available-for-sale securities, net of realized gains and net of tax of Rs. 63 million								175		175		175
Foreign currency translation adjustment								387		387		387
Dividends paid							(1,283)			(1,283)
Effective portion of net loss on derivative instrument designated as cash flow hedge								(248)		(248)		(248)
Actuarial gains on employee benefit plans								422		422		422
Cumulative effect of a change in accounting-principle adoption of FIN 48							(2)			(2)

Comprehensive loss												(238)

Balance at March 31, 2008	285,000,000		2,850		15,770		31,418	747		50,785

Net income							3,886			3,886		3,886
Net unrealized loss on available-for-sale securities, net of realized loss and net of tax benefit of Rs. 90 million								(219)		(219)		(219)
Foreign currency translation adjustment								(937)		(937)		(937)
Dividends paid							(1,283)			(1,283)
Effective portion of net loss on derivative instrument designated as cash flow hedge								(28)		(28)		(28)
Actuarial gains on employee benefit plans net of tax of Rs. 271 million								263		263		263

Comprehensive income												2,965

Balance at March 31, 2009	285,000,000		2,850		15,770		34,021	(174)		52,467

		US$	56	US$	310	US$	669	US$ (4)	US$	1,031	US$	58

As of March 31, 2009, retained earnings include Rs. 1,025 million restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2007, 2008 and 2009

	Rs. 2007	Rs. 2008	Rs. 2009	US$ 2009

	(in millions)
Cash flows from operating activities:

Net income (loss)	1,439	(974)	3,886	76
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,966	7,358	10,180	200
Deferred income tax (benefit) expense	261	(308)	650	13
Minority interest	—	1	22	—
Loss on sale of investment in subsidiary	—	4	—	—
Gain on sale of property, plant and equipment	(427)	(4)	15	—
Equity in net loss of equity method investees	96	393	1,120	22
Gain on sale of investment, at cost	—	—	(3,904)	(76)
Gain on sale of available-for-sale investments	(110)	(145)	(385)	(8)
Net change in:
Accounts receivable	(1,997)	(643)	(6,464)	(127)
Advance income taxes, net	(395)	(2,422)	(1,892)	(37)
Prepaid expenses and other current assets	16	(4,908)	(811)	(16)
Other non-current assets	(1,529)	485	(623)	(12)
Accounts payable	(733)	3,797	8,130	160
Accrued expenses and other current liabilities	(25)	4,383	644	13
Other non-current liabilities	2,630	3,384	4,156	81

Net cash provided by operating activities	6,192	10,401	14,724	289

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,655)	(21,927)	(28,571)	(562)
Purchase of intangible assets	(510)	(380)	(494)	(10)
Proceeds from sale of property, plant and equipment	766	60	44	1
Purchase of available - for - sale investments	(67,107)	(66,450)	(78,402)	(1,541)
Proceeds from sale of available - for - sale investments	67,349	72,185	75,733	1,489
Proceeds from sale of investment in subsidiary	—	27	—	—
Purchase of convertible promissory note	—	—	(585)	(11)
Advance against investment	—	—	(712)	(14)
Proceeds from sale of investment, at cost	—	—	4,242	83
Acquisition of business, net of cash acquired	(871)	—	—	—
Purchase of shares in equity method investees	(107)	(92)	(890)	(18)
Loans given to equity method investees	(130)	(219)	(2,862)	(56)
Restricted cash	—	93	43	1
Short-term bank deposits	191	29	(2,662)	(52)

Net cash used in investing activities	(12,074)	(16,674)	(35,116)	(690)

Cash flows from financing activities:
Proceeds from long-term borrowings	12,112	1,018	21,991	431
Repayment of long-term borrowings	(71)	(871)	(71)	(1)
Proceeds from short-term borrowings	7,797	25,226	19,865	391
Repayment of short-term borrowings	(14,721)	(17,455)	(17,629)	(347)
Availment /(repayment) of bank overdrafts	133	201	(220)	(4)
Repayment of finance lease obligations	(161)	(98)	(101)	(2)
Dividends paid to minority shareholders of subsidiary	—	—	(4)	—
Dividends paid (includes Rs. 903 million and Rs. 966 million and Rs. 966 million in fiscals 2007, 2008 and 2009 paid to related parties)	(1,283)	(1,283)	(1,283)	(25)

Net cash provided by financing activities	3,806	6,738	22,548	443

Net change in cash flows	(2,076)	465	2,156	42
Effect of foreign exchanges differences on cash	(256)	(57)	445	9
Cash and cash equivalents, beginning of year	4,373	2,041	2,449	48

Cash and cash equivalents, end of year	2,041	2,449	5,050	99

Supplementary cash flow information:
Interest paid (net of interest capitalized)	1,454	1,390	2,433	48
Income taxes (including advance taxes) paid	3,316	4,219	3,774	74
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	(763)	1,283	(186)	(4)

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Background

Tata Communications Limited (“Tata Communications India”) and its subsidiaries (collectively “Tata Communications” or “the Company”) offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, gateway packet switching services (GPSS), telex and telegraph and television uplinking.

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power Limited, and the Government of India (GOI) owned 50.09% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2009.

The consolidated financial statements of Tata Communications include the financial statements of Tata Communications India and its subsidiaries, Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries, Tata Communications Services (America) Inc. (“TCSAI”) , Tata Communications Lanka Ltd.(“TCLL”), VSNL SNO SPV Pte Ltd. (“SNOSPV”), Tata Communications Internet Services Limited (“TCISL”), Tata Communications Transformation Services Limited (“TCTSL”) and Tata Communications Banking InfraSolutions Limited (“TCBIL”) (formerly Banking ATM InfraSolutions Limited).

In India, the Company is regulated by Department of Telecommunications (DoT), Government of India and the Telecom Regulatory Authority of India (TRAI). In Singapore and Hong Kong, the Company is regulated by the Infocomm Development Authority of Singapore and the Office of the Telecommunications Authority of the Special Administrative Region, respectively. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and the U.S. Federal Communications Commission, under the Communications Act of 1934, as amended. In the United Kingdom, the Company is regulated by the Office of Communications. In other areas of the world, the Company is subject to various foreign regulations.

2. Significant Accounting Policies

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Notes to Consolidated Financial Statements—(Continued)

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscals 2008 and 2009, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances, and unrealized profits and losses on such transactions are eliminated on consolidation.

c. Investments in equity method investee

Investments in entities where the Company has significant influence, generally where the Company controls between 20% and 50% of the voting stocks of such entities, are accounted for using the equity method. Investments in equity method investees are initially recorded at cost and is adjusted in subsequent periods to reflect the Company’s share of earnings or loss of the equity method investee and any impairment. The Company’s equity in net loss of equity method investees in excess of the equity ownership interest is recognized in the statement of operations as an adjustment to the loan given to such investees.

d. Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other current assets, useful lives of property, plant and equipment and intangible assets, asset retirement obligations, retirement benefits, impairment of goodwill and property, plant and equipment, and valuation of deferred tax assets.

e. Cash and cash equivalents

Cash and cash equivalents represents cash on hand and held with banks including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

f. Investments

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

Equity securities that do not have readily determinable fair values are recorded at original cost. Fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the carrying amount. Other than temporary declines in fair values below cost are reflected in earnings as realized loss.

The Company has not classified any securities as trading or held to maturity.

g. Accounts receivable

Accounts receivable are stated at their expected realizable values, net of allowances for uncollectible receivables. Accounts receivable and payable are disclosed on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

h. Goodwill

Goodwill represents the premium paid over the fair values of the assets acquired and liabilities assumed in a business combination. Goodwill is assessed for impairment on an annual basis on March 31 or earlier when events or circumstances indicate that the carrying amount of goodwill exceeds its implied fair value.

Goodwill impairment assessment is a two-step test. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the impairment loss amount, if any.

The Company uses an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

When required to perform the second step, the Company compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss equal to that excess amount is recognized, not to exceed the goodwill carrying amount. The Company determines the implied fair value of goodwill for a reporting unit by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. This assignment process is only for purposes of testing goodwill impairment and the Company does not adjust the carrying amounts of the recognized assets and liabilities (other than goodwill, if appropriate) or recognize previously unrecognized intangible assets in the consolidated balance sheet as a result of this assignment process.

i. Intangible assets

The Company’s intangible assets include customer relationships, internally developed computer software and spectrum costs. Costs incurred on application development of internal use computer software are capitalized. Capitalization is commenced when the preliminary stage is complete, funding is committed, and it is probable that the project will be completed and the software will perform the function intended. Upgrades and enhancements that result in additional functionality are capitalized. Costs of ongoing maintenance, support and training activities are expensed as incurred. Customer relationships, internally developed computer software and spectrum are amortized using the straight-line method, over the following estimated useful lives:

Nature of Intangibles	Useful lives (years)
Customer relationships	1.25 to 14.5
Internally developed computer software	3 to 5
Spectrum	1.8

Notes to Consolidated Financial Statements—(Continued)

j. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses and other direct costs incurred till the date the asset is available for use. The cost of construction in progress is transferred to the appropriate asset category, when construction is complete and the asset is available for use.

Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use (“IRU’s”) for international and domestic telecommunication circuits, which the Company acquires from time to time. IRU arrangements under which the Company has the right to exclusively use a substantial portion of the capacity in the cables for substantially all of the economic lives of the cables are capitalized as intangible assets. The Company has the obligation for costs of operations, maintenance and administration, and has the risk of obsolescence during the contract period.

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Nature of Assets	Years
Leasehold improvements	Lesser of useful life or term of lease
Leased properties	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery – Telecommunication equipment:
Earth stations and exchanges	12
Cables	12 to 18
Other network equipment	3 to 20
Office equipment	3 to 20
Computers	3 to 6
Motor vehicles	5 to 10
Furniture and fixtures	3 to 15

Cables under IRU arrangements are amortized on a straight-line basis over a period of 18 years or the contracted period of right to use, whichever is lower.

k. Asset retirement obligation

The Company’s asset retirement obligations relate to the costs associated with the removal of long-lived assets when they will be retired. The Company records a liability at the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for asset retirement obligation is recognized if a reasonable estimate of the fair value can be made. The liability for asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and engineering estimates. The Company measures changes in liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That accretion is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations.

l. Impairment of long-lived assets

The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of such assets. If the carrying amount of the asset exceeds the undiscounted cash flows, the Company recognizes an impairment loss measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value.

m. Derivative financial instruments

The Company uses derivative financial instruments such as forward exchange contracts and option contracts to mitigate the risk of changes in foreign exchange rates. The Company is also exposed to market risks associated with changes in interest rates. The Company also uses derivative instruments such as interest rate swaps to manage its exposure to interest rate movements relating to its variable-rate long-term debts. The counterparty to these contracts is generally a bank.

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

Derivative instruments are recorded at fair value on the balance sheet. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item affects earnings the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item. In addition, both the fair value of changes excluded from the Company’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in interest expense line in the consolidated statements of operations.

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through earnings. For cash flow hedges, gains and losses that were deferred in accumulated other comprehensive income as a component of shareholders’ equity in connection with hedged assets or liabilities will be recognized in interest expense in the same period the hedged item affects earnings.

Changes in fair value of derivative instruments that are not designated as a hedge are recorded immediately in earnings.

Notes to Consolidated Financial Statements—(Continued)

n. Revenue recognition

Revenues from voice, data and mobile roaming services are recognized based on usage when the minutes of voice calls are processed or data are transmitted, based on contracted rates. For certain voice contracts, contracted rates may be renegotiated with retroactive effect. For previously recognized revenue, these rate amendments are recognized in the period when the new rates are established. Capacity contracts which convey the right of use a specified capacity on an identified fiber for a stated period of time, which is substantially lower than its economic useful life are classified as operating lease arrangements. These contracts typically range for a period between one and three years. Capacity contracts which do not convey the right to use a specified capacity in an identified fiber cable are accounted as service arrangements. Revenues from capacity contracts under operating lease and service arrangements are recognized on a straight line basis over the period of the contracts. Amounts received in advance for any services are recorded as deferred revenue. In the event that a customer terminates an IRU prior to the expiry of the contract and releases the Company from the obligation to provide future services, the remaining unamortized deferred revenue is recognized in the period the contract is terminated. Revenues from internet services are recognized based on usage by subscribers/ customers.

Revenue is recognized when collectability is reasonably assured. The Company evaluates collectability assessing a number of factors including credit worthiness and past transaction history of customers.

o. Non-monetary transactions

Exchange of network capacities with other telecommunication service providers are recorded as non-monetary transactions and measured at the carrying amount of the capacities relinquished, as these exchanges are for similar productive assets used to provide telecommunication services to customers.

p. Cost recognition

Cost and expenses are recognized as incurred and are classified according to their functions as follows:

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

Operating costs

Operating costs primarily include employee compensation and other related costs, outsourced manpower costs, repairs and maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs.

In fiscal 2007, the Company offered voluntary retirement and separation schemes to certain employees in India effective for the period from November 29, 2006 to January 5, 2007. Under these schemes, the Company offered lump sum payments in exchange for employees’ voluntary retirement. The Company recognized an expense of Rs. 239 million on acceptance of the offer by the employees which has been included as operating costs. There were no such schemes offered in fiscals 2008 and 2009.

In fiscal 2007, operating costs includes employee severance expense of Rs.13 million incurred subsequent to the acquisition of Tyco Global Network (TGN). In fiscals 2007 and 2008, operating costs include retention bonuses of Rs.87 million and Rs. 103 million, respectively in respect of Teleglobe employees. Subsequent to the acquisition of Teleglobe, in September 2006, as a result of the Company’s decision to integrate and restructure the operations of Teleglobe, certain employees in Canada were involuntarily terminated. To induce the Teleglobe employees to stay until the integration was complete, the Company established a retention bonus plan. In order to receive the retention bonus, the employees were required to provide service for a period of approximately 12 months from September 2006, which was when the employees received notice of termination.

As of September 2006, the Company determined that the fair value of the liability for retention bonuses was Rs. 190 million, which was recognized as follows:

	(Amounts in Rs. Million)
	Balance as at March 31, 2006	Incurred	Amounts Paid	Amounts written off	Ending Balance as at March 31, 2007
Retention Bonus	—	87	—	—	87

	Balance as at March 31, 2007	Incurred	Amounts Paid	Amounts written off	Ending Balance as at March 31, 2008
Retention Bonus	87	103	(190)	—	—

q. Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave entitled at each balance sheet date.

r. Foreign currency

The functional currency of Tata Communications India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries, TCSAI and VSNL SNOSPV Pte Ltd. is the United States Dollar and that of all other subsidiaries, the currency in the country of incorporation.

Foreign currency transactions are converted into the functional currency at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into functional currency using the exchange rates prevailing on the balance sheet dates. Gains and losses on translation of foreign currency denominated monetary assets and liabilities are included in determination of earnings.

The financial statements of foreign subsidiaries and equity method investees are translated into Indian rupees for the purposes of consolidation as follows: income statement items are translated at the average exchange rates for the period; assets and liabilities are translated at the exchange rates prevailing on the balance sheet dates. Unrealized translation gains and losses are reported in accumulated other comprehensive income.

Notes to Consolidated Financial Statements—(Continued)

s. Operating leases and service contracts

Purchase of capacity on specified cables for a stated period of time which is substantially lower than the economic lives of the cables are classified as operating lease, and recognized as expense on a straight-line basis over the contracted period.

Capacity purchase contracts which do not transfer the right to use any specific cable and do not identify capacity in specific cable, and under which the service provider can meet its obligation by routing the Company’s traffic utilizing capacity in any of its cable depending on availability are accounted as service contracts. Capacity expense under service contracts are recognized on a straight-line basis over the contract period.

t. Income taxes

Income tax expense comprises current income tax expense and changes in deferred tax assets and liabilities during the year.

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

Advance taxes and liabilities for current income taxes are presented in the balance sheet after off-setting advance taxes and income taxes liabilities arising in the same tax jurisdiction and where the Company intends to settle the asset and liability on a net basis.

Deferred income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and unutilized business loss carry forwards. Deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and all available evidence. The Company offsets deferred tax assets and deferred tax liabilities relating to taxes on income levied by the same governing tax authorities.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on technical merits that the tax positions will sustain upon examination. Tax positions that met recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax liabilities and have been reduced from advance tax which has been presented in balance sheet under current assets and income tax expense in statements of operations.

u. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. The Company did not have any dilutive potential equity shares outstanding in any of the periods presented.

v. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and equity method investees, gains/ losses on derivative instruments designated as cash flow hedges, unamortized actuarial gains and losses on actuarial valuation and net income are components of comprehensive income.

w. Employee benefit plans

A). Domestic:

(a) Defined Contribution plan

-Provident Fund

The Company makes contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of the TATA Communications Employees’ Provident Fund Trust. Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits which is expensed as incurred.

The Rules of the Company’s Provident Fund administered by a trust require that if the Board of Trustees are unable to pay interest at the rate declared for Employer’s Provident Fund scheme 1952 for the reason that the return on investment is less or for any other reason, the then deficiency shall be made by the Company. Having regard to the assets of the Fund and the return on the investments the Company does not expect any deficiency in the foreseeable future. There has also been no such deficiency since the inception of the Fund.

(b) Defined Benefit Plans

-Gratuity

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

Notes to Consolidated Financial Statements—(Continued)

- Medical Benefit

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the TATA Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company. Tata Communications India account for the liability for medical benefits based on an actuarial valuation.

- Pension Plan

Benefits under the pension plan covered by purchased annuity contracts are excluded from benefit obligations. On the date of purchase, the excess of the purchase price of the participating annuity contract over the price of an equivalent nonparticipating annuity contract is recognized as an asset and is subsequently measured at fair value.

B) International:

The Company’s defined benefit pension plans, covering certain employees, include a contributory plan, a non-contributory plan and a supplementary employee retirement plan (“SERP”). The benefits under the defined benefit plans are based on various factors, such as years of service and compensation. For certain employees, the Company also offers a non-pension post-retirement benefit plan covering retiree life insurance and health care coverage. In addition to these plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis, and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis.

- Actuarial gain (loss)

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

x. New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all non-financial assets and non- financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 was effective for the Company in the fiscal year beginning April 1, 2008. The Company did not have a material effect on its financial statements upon adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives an irrevocable option to carry financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective beginning April 1, 2008. The Company did not elected the fair value option for any eligible financial assets and liabilities as of April 1, 2008.

In December 2007, the FASB issued SFAS No. 141(R), Business Combination. This statement requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. This standard will change the accounting for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, to improve the relevance, comparability, and transparency of financial information by requiring all entities to report net income (loss) attributable to both the parent and the non-controlling interests in subsidiaries in the consolidated financials statements. SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring these to be accounted as equity transactions. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect to have any significant effect on its financial position and results of operations on adoption of SFAS 160.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the effect, if any, SFAS No. 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effect on future periods will depend on the nature and specific facts of assets acquired subject to SFAS No. 142.

In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6), which clarifies the accounting for transactions such as Change in Level of Ownership or Degree of Influence and contingent consideration, and impairment considerations involving equity method investments. The EITF is effective from fiscal year beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of EITF 08-6 will have on the Company’s financial reporting and disclosures.

In December, 2008, FASB issued FSP FAS 132 (R-1) which amends Statement 132 (R) to require more detailed disclosures about employers plan assets, including employers’ investment strategies, major categories of plan assets, concentration of risk within plan assets and valuation techniques used to measure the fair value of the plan assets. An entity must provide the FSP’s disclosure in the financial statements for the fiscal years ending after December 2009. The Company is currently assessing the impact the above FSP will have on the financial statement disclosures.

Notes to Consolidated Financial Statements—(Continued)

In April 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP 141(R)-1), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS 141(R). This FSP is effective from fiscal year beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of FSP 141(R)-1 will have on the Company’s financial reporting and disclosures.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost. This FSP is effective from period ending after June 15, 2009. The Company is currently evaluating the impact of FAS 115 and FAS 124 on its consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which provides guidance on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 165 will have on the Company’s financial reporting and disclosure.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfer of financial assets an amendment of FASB No 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS 166 is effective entity’s first annual reporting period after November 15, 2009, and for interim and annual reporting periods there after beginning. The Company is currently evaluating the impact of FAS 166 on its consolidated financial position and results of operation.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R ) ”, which improves the financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective entity’s first annual reporting period after November 15, 2009, and for interim and annual reporting periods there after beginning. The Company does not expect any material effect on its financial statements on adoption of SFAS 167.

In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (Codification) will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 (and the Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly adoption of SFAS 168 will not have any impact on the Company’s financial reporting and disclosures.

y. Convenience Translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s reporting currency. For the convenience of the readers in the United States of America the consolidated financial statements as of and for the year ended March 31, 2009 have been translated into US dollars at US$1.00 = Rs. 50.87 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2009. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2008		2009
	(In millions)

Cash and cheques on hand	Rs.	181	Rs.	560	US$	11

Current account balances and deposits with banks in Indian rupees		614		555		11

Current account balances and deposits with banks in foreign currencies		1,654		3,935		77

Total	Rs.	2,449	Rs.	5,050	US$	99

4. Short-term bank deposits

Short-term bank deposits as of March 31, 2009 includes restricted deposit of Rs. 2,631 million placed with a bank as a collateral for increase in credit limit extended to a subsidiary.

Notes to Consolidated Financial Statements—(Continued)

5. Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2008	2009
	(In millions)
Beginning balance	Rs.1,937	Rs.2,696	US$	53
Additional allowances for the year	1,710	2,847		56
Recoveries	(686)	(1,181)		(23)
Uncollectible receivables written off	(241)	(1,298)		(26)
Foreign currency translation adjustment	(24)	154		3

Ending balance	Rs.2,696	Rs.3,218	US$	63

The Company has customer concentration of risk, as disclosed in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2008 and 2009, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer explains more than 1.8% and 1.8% of outstanding accounts receivable at March 31, 2008 and 2009 respectively.

Balances due from major customers are as follows:

	As of March 31, 2008
	(In millions, except percentages)
Customer I	Rs.	868	5%
Customer F		799	5%
Customer A		635	4%
Customer G		485	3%
Customer B		386	2%
Others		13,451	81%

Total	Rs.	16,624	100%

	As of March 31, 2009
	(In millions, except percentages)
Customer F	Rs.	925	US$	18	4%
Customer K		826		16	3%
Customer L		737		14	3%
Customer M		704		14	3%
Customer A		652		13	2%
Others		22,007		433	85%

Total	Rs.	25,851	US$	508	100%

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of Mar. 31
	2008	2009
	(In millions)
Prepaid expenses	Rs.1,303	Rs.	2,120	US$	42
Advances to suppliers and contractors (net of allowances of Rs. 76 million and Rs. 126 million, as of March 31, 2008 and 2009 respectively)	452		272		5
Deferred income taxes (see note 18)	1,809		1,776		35
License fees paid recoverable from GOI	820		6		—
License fees paid under protest	2,950		2,950		58
Recoverable indirect tax	775		1,389		27
Operating lease and other deposits	557		606		12
Others (net of allowances of Rs 537 million as of March 31, 2008 and 2009 respectively)	561		1,286		26

Total	Rs.9,227	Rs.	10,405	US$	205

Notes to Consolidated Financial Statements—(Continued)

The Company was in dispute with the DoT’s basis of including certain income, such as investment and interest income, income from sale of property, plant equipment, foreign exchange gains and other non-operating income, and excluding certain expense such as bandwidth and other network related costs for the purposes of determining adjusted gross revenues to compute license fee.

In fiscal 2005, the Company filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (referred to as “the TDSAT”) to obtain TDSAT’s clarification on whether or not the basis of DoT’s determination of license fee was appropriate. In August 2007, the Telecom Disputes Settlement and Appellate Tribunal (referred to as “the TDSAT”) concluded on the Company’s Petition, that license fee was not payable on certain income such as income from investments, sale of immovable property, plant and equipment, foreign exchange gain and other non-operating income. Additionally, the TDSAT concluded that bandwidth and other similar network costs incurred should not be deducted from revenues in computing license fees.

The Company has challenged the TDSAT conclusion in the Supreme Court of India, the outcome of which is currently pending. The Company, on the basis of external legal opinion, expects the Supreme Court of India to overturn the TDSAT conclusion and permit deduction of bandwidth and other similar network costs from the revenues, retrospectively from the fiscal 2003 and onwards in order to compute license fees.

In January 2008, the DoT issued additional license fee demand for fiscals 2003, 2004 and 2005 of Rs.2,950 million for (a) additional payment of license fee (computed on the basis of the TDSAT conclusion) of Rs. 830 million, (b) compounded interest of Rs. 910 million on unpaid license fees, (c) penalty of Rs.772 million and interest on penalty of Rs.378 million (together referred to as “penalty”) totaling Rs. 1,150 million, (all of (a)-(c) aggregating Rs. 2,890 million), and (d) an excess claim of Rs.60 million by DoT (a claim for refund of this excess has been made by the Company).

In January 2008, the Company made payment of Rs.2,950 million which has been recorded as license fee paid under protest. The additional license fee and interest totaling Rs. 1,740 million demanded by the DoT has been accrued as liability by recognizing an expense. The accrued liability of Rs.1,740 million has not been offset against the payment of Rs.2,950 million pending outcome of the Company’s challenge against the TDSAT conclusion in the Supreme Court of India, as the Company believes that its challenge will be successful in the Supreme Court of India and deduction of bandwidth and other network related costs will be permitted for the purposes of computing license fees.

The Company has not recorded an expense and liability in respect of the DoT’s claim for penalty and interest on penalty totaling Rs.1,150 million as the Company believes that the DoT’s claim will not be sustained, as in accordance with the license agreement penalty and any interest on penalty is payable to the DoT only if the shortfall in license fee paid in a fiscal is more than 10% of license fee payable. The DoT terminated the Company’s exclusive right to provide international long distance service in fiscal 2002 and granted a compensation of Rs.793 million (as certified by the Government of India auditors) to the Company (the compensation was paid by the DoT in April 2008). In accordance with the license agreement, the compensation receivable from the DoT should have been offset against the license fee, as the agreement permits the deduction of any amounts due to the Company from the DoT from any amounts payable by the Company to the DoT. The penalty has been computed by the DoT without offsetting the compensation of Rs.793 million (US$ 16 million). Had the DoT offset the compensation due to the Company against the additional license fee claimed from the Company, consequent to the TDSAT conclusion, the license fee paid would have been short, by lower than 10% of the license fee payable in respect of those fiscal years. The Company has made a representation to the DoT in respect of the offset of compensation against the unpaid license fee claim which is under consideration by the DoT.

7. Investments

Investments consist of the following:

	As of March 31,
	2008		2009
	(In millions)
Current investments
Investments available-for-sale, at fair value	Rs.	123	Rs.	7,089	US$	139
Non-current investments
Investments available-for-sale, at fair value		4,198		—		—
Investments at cost, net		4,436		4,103		81

Total	Rs.	8,757	Rs.	11,192	US$	220

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross Unrealized gains (losses)		Fair value
			(In Millions)
Available-for-sale securities
As of March 31, 2008;
Mutual Funds	Rs.	3,919	Rs.	279	Rs.	4,198
Equity shares		82		41		123

Total available-for-sale securities	Rs.	4,001	Rs.	320	Rs.	4,321

As of March 31, 2009;
Mutual Funds	Rs.	6,990	Rs.	16	Rs.	7,006
Equity shares		85		(2)		83

Total available-for-sale securities	Rs.	7,075	Rs.	14	Rs.	7,089
	US$	139	US$	—	US$	139

Dividends from investments were Rs. 578 million, Rs. 317 million and Rs. 225 million in fiscals 2007, 2008 and 2009 respectively.

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

Notes to Consolidated Financial Statements—(Continued)

In fiscal 2009, the proceeds and gross realized gains from sale of available-for-sale securities were Rs 75,733 million and Rs. 385 million, respectively. On sale of these securities, unrealized gains of Rs. 190 million were reclassified from accumulated other comprehensive income to earnings.

In fiscal 2009, the Company partially sold its investment in Tata Teleservices Limited (“TTSL”), a cost method investment, with carrying amount of Rs. 338 million to NTT Docomo Inc. (“the buyer”) for a cash consideration of Rs.4,242 million and realized a gain of Rs.3,904 million, reducing its ownership interest in TTSL from 14.43% to 10.66%. In the event Company sells any of its remaining ownership interest in TTSL within the period of 3 years, the buyer will have first right to buy shares at fair value. The Company will have the first right to acquire TTSL shares at fair value in the event of a sale of shares by the buyer within a period of 3 years.

The Company, has an option to reacquire TTSL shares at fair value if any of the TTSL’s competitor acquires more than 10% of voting interest in buyer. The buyer has the option to sell the TTSL shares to the Company, at fair value, in the event any competitor of the buyer acquires more than 10% ownership interest in TTSL.

The buyer has an option to acquire additional interests in TTSL from the Company, at fair value, if TTSL does not meet certain performance targets by 2014. Additionally, the buyer has an option (referred to as the put option) to sell its interest in TTSL to the Company at the higher of fair value or 50% of the consideration paid by the buyer in the event TTSL does not meet all of the performance targets by 2014. The Company recognized the sale and recorded a gain, as the Company options to reacquire the shares are at fair value and therefore do not provide more than a trivial benefit to the Company. The exercise of put option was not considered probable as of March 31, 2009, and therefore the put option does not preclude the recognition of the sale and consequently the gain in determination of earnings. The put option is in the nature of a guarantee and fair value of guarantee at inception was insignificant.

Additionally, the Company has provided a guarantee to the buyer of Rs. 5,485 million relating to certain, representations and warranties provided by TTSL and the Company. The fair value of the guarantee at inception was insignificant.

8. Investments in equity method investees

During fiscal years ended 2008 and 2009 Tata Communications equity ownership interest in United Telecom Limited (“UTL”) was 26.66% and 43.16% in SEPCO Communications Pty. Ltd (“SEPCO”). SEPCO is an investment holding company which owns 51% equity ownership interest in Neotel (Pty) Ltd. (“Neotel”) a company which provides basic telecommunication services in South Africa.

On January 19, 2009, the Company directly acquired an additional 27% equity ownership interest in Neotel for a cash consideration of Rs. 616 million. At acquisition date, the Company assumed net liabilities of Rs. 1,136 million resulting in a goodwill of Rs. 1,752 million.

Additionally, in fiscal 2009 the Company also invested Rs. 274 million in SEPCO.

Secured loans provided to Neotel and SEPCO carry interest at the rate of Johannesburg Inter-bank Agreed Rate (“JIBAR”) plus 2% per annum and unsecured loans carry interest at the rate of JIBAR plus 2.5% per annum. In fiscal 2009, the Company’s net share of losses in Neotel and SEPCO of Rs. 890 million has been allocated against equity investment and Rs. 292 million, represents the share of loss in excess of equity investment has been allocated against loan to Neotel and SEPCO. The loans do not have a fixed repayable term.

Summarized combined financial information of SEPCO and Neotel accounted for under the equity method is as follows:

	2007	2008	2009
	(In millions)
Revenues	Rs. 124	Rs. 1,300	Rs. 6,159	US$	121
Gross Profit/ (loss)	(22)	462	2,980		59
Net loss	427	1,816	4,421		87

	As of March 31,
	2008	2009
	(In millions)
Current Assets	Rs. 6,281	Rs. 5,348	US$ 105
Non Current Assets	1,714	13,115	258
Current Liabilities	6,745	5,059	99
Non Current Liabilities	2,638	18,147	357

Advance against Investment

The Company through its Hong Kong subsidiary entered into an Equity Joint Venture (EJV) Agreement with the shareholders of China Enterprise Communications Limited (CEC). The Company will be acquiring a 50% equity interest in CEC subject to the approvals of the requisite governmental and regulatory bodies in China.

The Company has advanced an amount of Rs 712 Million ($ 14 Million) towards the investment in the joint-venture.

9. Property, plant and equipment, net

	As of March 31,
	2008		2009
	(In millions)
Land	Rs.	685	Rs.	832	US$	16
Leasehold improvements		794		987		20
Buildings		3,716		5,055		100
Plant and machinery – telecommunications equipment		68,035		99,368		1,953
Computers		3,732		5,665		111
Motor vehicles		16		16		—
Furniture and fixtures		777		1,070		21

Property, plant and equipment, at cost		77,755		112,993		2,221
Less: Accumulated depreciation		(22,812)		(33,545)		(659)

		54,943		79,448		1,562
Add: Construction in progress		19,141		24,265		477

Property, plant and equipment, net	Rs.	74,084	Rs.	103,713	US$	2,039

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2008 and 2009, property, plant and equipment include IRUs as follows:

	As of March 31,
	2008		2009
	(In millions)
IRUs	Rs.	13,596	Rs.	16,371	US$	322
Accumulated amortization		(2,725)		(4,184)		(82)

IRUs, net	Rs.	10,871	Rs.	12,187	US$	240

Depreciation expense of Rs. 6,338 million, Rs 6,664 million and Rs. 9,430 million in fiscals 2007, 2008 and 2009 respectively includes IRU amortization expense of Rs. 911 million , Rs. 936 million and Rs. 1,078 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2009 is as follows:

Year ending March 31,	(In millions)
2010	Rs.	1,096	US$	22
2011		1,096		22
2012		1,096		22
2013		1,096		22
2014		1,096		22
Thereafter		6,707		130

Interest expense of Rs. 105 million, 412 million and Rs. 541 million was capitalized during fiscals 2007, 2008 and 2009 respectively.

As of March 31, 2009, property, plant and equipment include Rs. 857 million of leased property under capital leases. The accumulated depreciation on leased property under capital leases is Rs. 465 million.

Obligations under capital leases:

	(In millions)
Year ending March 31, 2010	Rs.	3	US$	—
Year ending March 31, 2011		0		—

Total		3		—

Less: amounts representing interest		0		—

Present value of net minimum lease payments	Rs.	3	US$	—

10. Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2008 and 2009 relate to the costs associated with the removal of long-lived assets mainly cables and certain other telecommunication equipments when they will be retired.

The following is a reconciliation of the asset retirement obligations for fiscals 2008 and 2009.

	2008		2009
	(In millions)
Asset retirement obligations, April 1,	Rs.	212	Rs.	204	US$	5
Liabilities incurred during the year		—		128		2
Accretion expense		7		11		—
Liabilities settled during the year		—		(58)		(1)
Foreign currency translation adjustments		(15)		53		1

Asset retirement obligations, March 31,	Rs.	204	Rs.	338	US$	7

Notes to Consolidated Financial Statements—(Continued)

11. Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying Amount
As of March 31, 2008:
Internally developed computer software	Rs.	1,648	Rs.	531	Rs.	1,117
Customer relationships		2,425		720		1,705
Spectrum		49		49		—

	Rs.	4,122	Rs.	1,300	Rs.	2,822

As of March 31, 2009:
Internally developed computer software	Rs.	2,648	Rs.	1,055	Rs.	1,593
Customer relationships		2,958		1,314		1,644
Spectrum		49		49		—

	Rs.	5,655	Rs.	2,418	Rs.	3,237

	US$	111	US$	47	US$	64

Internally developed computer software includes software under development of Rs. 327 million and Rs. 530 million as of March 31, 2008 and 2009 respectively.

Amortizations during fiscals 2007, 2008 and 2009 was Rs. 628 million, Rs. 694 million and Rs. 750 million respectively. The aggregate amortization expense for intangible assets is estimated to be:

	(In millions)
Year ending March 31, 2010	Rs.	792	US$	16
Year ending March 31, 2011		790		16
Year ending March 31, 2012		680		13
Year ending March 31, 2013		329		6
Year ending March 31, 2014		17		—
Thereafter		99		2

12. Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2008		2009
	(In millions)
Beginning balance	Rs.	5,821	Rs.	5,469	US	$107
Reduction in goodwill due to adjustment of past NOLs (See note 18)		(52)		(80)		(2)
Foreign currency translation adjustment		(300)		898		18

Ending balance	Rs.	5,469	Rs.	6,287	US	$123

The Company’s goodwill is in respect of the following reporting units:

	As of March 31,
Reporting Unit	2008		2009
	(in million)
International Voice	Rs.	3,354	Rs.	4,172	US$	82
Broadband internet through optical fiber		629		629		12
Broadband and Dial-up internet		1,486		1,486		29

Total	Rs.	5,469	Rs.	6,287	US$	123

The Company performed its annual impairment test as of March 31, 2009. The Company estimated the fair values of the reporting units using an income-based approach and estimated future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

The estimated cash flows were developed using internal forecasts. The discount rates used for the reporting units were based on historical market returns for similar industries of the reporting units.

As of March 31, 2009, the fair values of all the reporting units exceeded the carrying amounts and no impairment loss was recognized in fiscal 2009.

Notes to Consolidated Financial Statements—(Continued)

13. Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2008	2009
	(In millions)
Prepaid rent	Rs.1,893	Rs.	1,922	US$	38
Deferred income taxes (see note 18)	782		649		13
Prepaid pension asset	1,372		2,363		46
Loans to equity method investee	126		2,965		58
Others	409		991		20

Total	Rs.4,582	Rs.	8,890	US$	175

Prepaid pension assets represents the excess of fair value of plan assets over the benefit obligations in respect of overseas contributory and non-contributory pension plans as disclosed in note 22(b) to the financial statements.

Convertible promissory notes and warrants included in Others.

In fiscal 2009, the Company subscribed to a convertible promissory note (referred to as the “notes”) and warrants issued by Bit Gravity Inc., a nonpublic company, for a cash consideration of Rs. 585 million (US $11 million). The convertible notes carry interest at 5% per annum. The notes are convertible to Bit Gravity’s common stock at the same price as that issued to other investors 30 days before the Company’s exercise of the conversion option. In the event that no common stocks have been issued 30 days before conversion, preferred stocks will be issued at fair values.

The warrants can be exercised to obtain Bit Gravity’s common stock at the same price as that issued to other investors 30 days prior to the date of Company’s exercise. In the event no common stock has been issued 30 days before the exercise of warrants, preferred stocks will be issued at fair value.

14. Accounts payable

Accounts payable consists of the following;

	As of March 31,
	2008		2009
	(In millions)
Interconnect charges payable	Rs.	15,301	Rs.	24,817	US$	488
Payables for capital and other supplies		6,944		9,246		182

Total	Rs.	22,245	Rs.	34,063	US$	670

15. Short-term debt and current portion of long-term debt

Short-term debt comprises:

	As of March 31,
	2008		2009
	(In millions)
Buyers credit	Rs.	570	Rs.	1,729	US$	34
Post-shipment loans		195		138		3
Other bank loans*		9,200		8,114		159
Current portion of long-term debt		71		1,647		32

Total	Rs.	10,036	Rs.	11,628	US$	228

Maximum amount of bank debt outstanding during the year	Rs.	13,047	Rs.	17,814	US$	350
Weighted average interest rate		7.62%		9.67%
Unutilized lines of short-term credit	Rs.	7,820	Rs.	7,345	US$	144

*	Other bank loans as of March 31, 2008 and 2009 represents loans obtained from a bank Rs.3,500 million and Rs.4,000 million, respectively. The loans have a maturity period of 7 years. These loans have embedded call and put options, exercisable by the bank and the Company, respectively. These options can accelerate payment of the principal at par and any unpaid accrued interest. The options have not been bifurcated as these are clearly and closely related to the loans, as the payoff on exercise of the option is not adjusted based on changes in any index and the loan at inception did not involve any discount or premium. Additionally, the Company does not have contractual right to make settlement such that the lender will not recover substantially all of the loan balance and any unpaid accrued interest. In accordance with the loan agreement the lender does not have right to receive any higher rate of return, that will at least double the initial rate of return on the loan and which will result in a rate of return i.e. twice than current market return for a similar loan which involves debtor with credit quality similar to the Company. The contractual interest rate is the market rate.

16. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of 31st March
	2008	2009
		(In millions)
Unearned revenues	Rs.1,681	Rs.4,743	US$	93
License fees	2,457	2,637		52
Book overdraft	593	1,054		21
Deposits from customers and contractors	4,992	4,977		98
Accrued payroll	1,511	2,221		44
Accrued expenses	3,428	4,098		80
Other current liabilities	1,472	1,569		31

Total	Rs.16,134	Rs.21,299	US$	419

Other current liabilities include current deferred tax liability of Rs. 132 and Rs. 22 million for the fiscals 2008 and 2009 respectively. [See note 18]

Notes to Consolidated Financial Statements—(Continued)

17. Long-term debt, net of current portion

Long-term debt comprises the following:

			As of March 31,
	Interest Rates %	Maturities	2008		2009
			(In millions)
Foreign currency loans from banks	LIBOR + 3.0%	August 2009- January 2014	Rs.	19,610	Rs.	28,978	US$	570
Foreign currency loans from banks (refer note a)	LIBOR + 4.70%	October 2011- October 2013		—		5,084		100
Foreign currency loans from banks	JIBAR + 1.26%	May 2011		—		560		11
Foreign currency loans from banks	JIBAR + 0.48%	May 2010		386		560		11
Foreign currency loans from banks (refer note b)	JIBAR + 4.4%	August 2012 - August 2014		—		1,678		33
Non Convertible Debentures to Financial Institutions (refer note c)	11% - 11.70%	November 2011- January 2019		—		12,500		246
Term loan from bank	10.70% - 11.75%	June 2014 - December 2015		459		888		17

Total			Rs.	20,455	Rs.	50,248	US$	988
Less: Current portion of long-term debt			Rs.	71	Rs.	1,647	US$	32

Long-term debt, net of current portion			Rs.	20,384	Rs.	48,601	US$	956

The scheduled maturity of long-term debt as of March 31, 2009 is set out as below:

	As at March 31, 2009 in millions
Due in the years ending March 31,
2010	Rs.	1,647	US$	32
2011		13,035		256
2012		5,393		106
2013		11,694		230
2014		9,721		191
2015		4,519		89
2016		2,495		49
2017		1,694		34
Thereafter		50		1

a.	On December 21, 2007, Tata Communications (Bermuda) Limited, a wholly owned subsidiary of Tata Communications International Pte Limited, entered into a short-term loan agreement with a bank for principal amount of Rs. 2,542 million (US$ 50 million). The loan was obtained as a bridge for a long-term loan to fund the construction of an undersea cable in Asia. The initial maturity of the loan was June 21, 2008 which was subsequently extended to March 30, 2009. The loan was increased to Rs. 5,084 million (US$ 100 million) on March 30, 2009 which was initially payable by May 31, 2009, which was extended by the lender upto July 29, 2009. The loan was converted into a long term loan by August 27, 2009 carrying interest at LIBOR + 470 basis points per annum.

b.	On January 16, 2009, VSNL SNOSPV Pte Ltd, a wholly owned subsidiary of Tata Communications Limited, entered into a short term loan agreement with a bank for a principal amount of Rs. 1,678 million (US$ 33 million) with a variable interest rate of Johannesburg Interbank Agreed Rate (JIBAR) plus 1%. The loan was obtained as a bridge for a long- term loan to fund the acquisition of 27% ownership interest in Neotel. The initial maturity of the short- term loan was April 16, 2009, which was extended to June 19, 2009. On August 19, 2009 the short-term loan was replaced by the long term loan carrying interest ranging from JIBOR + 4.4% to 6.0%.

c.	The non-convertible debentures of Rs. 12,500 million (US$ 246 million) are secured against the Company’s property plant and equipment with carrying amount of Rs. 15,051 million (US$ 296 million).

Notes to Consolidated Financial Statements—(Continued)

18. Income taxes

The income tax expense (benefit) consists of the following:

	For the year ended March 31,
	2007		2008		2009
	(In millions)
Income / (loss) before income taxes
Domestic	Rs.	5,741	Rs.	1,794	Rs.	7,481	US$	147
Foreign		(1,219)		(876)		195		4

		4,522		918		7,676		151
Current income tax expense:
Domestic		2,301		1,404		1,503		30
Foreign		245		184		277		5
Deferred income tax:
Domestic		29		(255)		684		13
Foreign		232		(53)		(34)		0

Total	Rs.	2,807	Rs.	1,280	Rs.	2,430	US$	48

Tax effects of significant timing differences on the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2007		2008		2009
	(In millions)
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	Rs.	883	Rs.	195	Rs.	742	US$	15
Unearned revenues		(578)		40		(219)		(4)
Allowances for uncollectible receivables and other current assets		(76)		(232)		56		1
Expense on account of arbitration settlement				(293)		293		5
Others		32		(18)		(222)		(4)

Total	Rs.	261	Rs.	(308)	Rs.	650	US$	13

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	For the year ended March 31,
	2007		2008		2009
	(In millions)
Income (loss) before income tax	Rs.	4,522	Rs.	918	Rs.	7,676	US$	151
Statutory income tax rate		33.66%		33.99%		33.99%

Expected income tax expense at statutory rate		1,522		312		2,609		51
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits		55		102		24		—
Differences arising from different tax rates in other tax jurisdictions		458		241		40		1
Changes in enacted tax rate for subsidiaries in other tax jurisdictions		(221)		173		97		2
Changes in valuation allowance		1,424		1,415		(38)		(0)
Non deductible interest expense		—		61		471		9
Tax rate difference on gains on sale of investments		—		(40)		(766)		(15)
Others, net		(431)		(984)		(7)		0

	Rs.	2,807	Rs.	1,280	Rs.	2,430	US$	48

Changes in valuation allowance

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31,
	2008	2009
	(In millions)
Beginning Balance	Rs. (8,346)	Rs.	(6,007)	US$	(118)
Change during the year	(1,415)		38		0
Reduction in deferred tax asset and corresponding valuation allowance on net operating loss carry forwards in US due to Section 382 evaluation	2,605		—		—
Reduction in deferred tax asset and corresponding valuation allowance on net operating loss carry forwards due to liquidation of a subsidiary	420		—		—
Tax benefit allocated to reduce goodwill	52		80		2
Effect of foreign currency translation	677		(1,327)		(25)

Ending Balance	Rs. (6,007)	Rs.	(7,216)	US$	(141)

Significant components of deferred tax assets and liabilities are as follows:

	As of March 31,
	2008		2009
			(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	Rs.	2,991	Rs.	3,944	US$	77
Losses of Equity Method investee		172		553		11

Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		2,483		2,166		42
Allowances for uncollectible receivables and other current assets		861		857		17
Unearned revenues		1,930		2,234		44
Employee severance costs		49		32		1
National long distance license fees		233		215		4
Expense on account of arbitration settlement		293		—		—
Others		1,104		1,536		30

Gross deferred tax assets		10,116		11,537		226
Less : Valuation allowance		(6,007)		(7,216)		(141)

Net deferred tax assets		4,109		4,321		85
Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		3,977		4,873		96
Prepaid pension asset		305		525		10
Others		259		150		3

Total		4,541		5,548		109

Net deferred tax liability	Rs.	432	Rs.	1,227	US$	24

Current deferred tax asset, net	Rs.	1,809	Rs.	1,776	US$	35
Non-current deferred tax asset, net		782		649		13
Current deferred tax liability, net		132		22		1
Non-current deferred tax liability, net		2,891		3,630		71

Deferred tax assets and liabilities in respect of the same tax paying component and jurisdiction have been offset.

Business loss carry forwards expire unutilized based on the year of origination as follows:

Jurisdiction	Million Rs. Fiscal 2009	Million US $Fiscal 2009	Expiration of operating losses
US	1,131	22	Between 2010 and 2021
Canada	772	15	Between 2012 and 2027
India	478	9	2014 to 2017
Others	50	1	5 years and higher

In fiscal 2007, the Company commenced its analysis under Section 382 of the US Internal Revenue Code to ascertain the amount of operating loss in respect of a subsidiary of TIHL that will be available for future utilization consequent to the acquisition of TIHL by the Company in fiscal 2006. In fiscal 2008, deferred tax assets and corresponding valuation allowance of Rs. 2,605 million were written off as the Company concluded that these deferred tax assets were not available for future utilization.

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48).

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year ended March 31,
	2008		2009
	(In millions)
Beginning Balance	Rs.	6,879	Rs.	7,681	US$	151
Increases related to current year tax positions		802		384		7
Decreases related to prior year tax positions				(12)		0

Ending Balance	Rs.	7,681	Rs.	8,053	US$	158

The Companies’ unrecognized tax benefits of Rs. 8,053 million, if recognized, would affect the effective tax rate. Liabilities for unrecognized tax benefits amounting to Rs. 8,053 Million as of March 31, 2009 have been reduced from advance taxes classified as current asset on the balance sheet. The Company’s major tax jurisdictions are India, U.S and Canada. In India, the assessment is not yet completed from fiscals 2006 through 2009. No tax returns have been subjected to examination in any other jurisdiction, since those companies were acquired/formed.

The Company has recognized tax benefits amounting to Rs.6,275 million relating to tax holidays on earth stations under Section 80-IA of the Indian Income Tax Act, and Rs. 1,077 million relating to capital loss on sale of investment in ICO Global, an available-for-sale investment. The tax officer and subsequently the tax appellate authorities have denied the claim. The Company has appealed these denials to higher appellate authorities and based on its evaluation of the technical merits it is more likely than not, the tax benefit claims will be sustained upon examination by the Bombay High Court or the Supreme Court.

In the event of an unfavourable outcome in the future on the tax holiday and capital loss claims, recognized tax benefits of Rs.6,275 million and Rs.1,077 million, respectively, may be expensed in earnings. Additionally, penalties of Rs.8,175 million against these and other claims may be recognized as expense.

The Company does not expect change in uncertain tax positions that will increase or decrease within 12 months as the dispute resolution by the High Court and Supreme Court is not expected to occur within 12 months and is not within the Company’s control.

19. Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2008		2009
	(In millions)
Deferred income taxes (See note 18)	Rs.	2,891	Rs.	3,630	US$	71
Unearned revenues		11,445		18,386		361
Employee retirement benefits		815		617		12
Others		1,556		1,592		32

Total	Rs.	16,707	Rs.	24,225	US$	476

20. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2008		2009
	In millions)
Net unrealized gain on available-for-sale securities, net of taxes	Rs.	229	Rs.	10	US$	—
Foreign currency translation adjustment		438		(499)		(9)
Effective portion of net loss on derivative instrument designated as cash flow hedge		(252)		(280)		(6)
Unamortized actuarial gains and (losses)/ prior service cost (net of deferred tax)		332		595		11

Total	Rs.	747	Rs.	(174)	US$	(4)

21. Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2007		2008		2009
	(In millions)
Dividend income	Rs.	578	Rs.	317	Rs.	225	US$	4
Foreign exchange gain (loss), net		36		3		(76)		(1)
Liabilities no longer required to be settled that have been written back		578		229		228		4
Rent received		123		149		148		3
License Fee reimbursement from DoT		—		278		—		—
Liabilities written back on dispute settlement		—		162		—		—
Interest income on income tax refunds		63		167		—		—
Other		1,002		629		446		9

Total	Rs.	2,380	Rs.	1,934	Rs.	971	US$	19

22. Retirement benefits

The Company in fiscals 2007, 2008 and 2009 has used March 31 as the measurement date of the funded status of the plans, which is the same date as the year end consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

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

The following table sets out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2008		2009
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	298	Rs.	287	US$	6
Service cost		26		29		1
Interest cost		20		21		—
Liabilities transferred (to) from other companies		(14)		5		—
Actuarial (gain) loss on obligation		(33)		21		—
Benefits paid		(13)		(16)		—
Others		3				—

Benefit obligation, end of the year	Rs.	287	Rs.	347	US$	7

Change in plan assets:
Fair value of plan assets, beginning of the year		302		308		6
Actual return on plan assets		33		4		—
Employer contributions		—		2		—
Transfer to other company (to) from		(14)		5		—
Benefits paid		(13)		(16)		—

Fair value of plan assets, end of the year	Rs.	308	Rs.	303	US$	6

Prepaid pension asset (accrued liability included in other non- current liabilities)	Rs.	21 **	Rs.	(44)	US$	(1)
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income		*(43)		*41		—

*	This amount includes actuarial loss of Rs. 10 million and Rs. 20 million on plan assets for fiscal year 2008 and 2009 respectively.
**	This amount is net of Rs. 33 million prepaid pension asset and Rs. 12 million of accrued liability.

Net gratuity cost in fiscals 2007, 2008 and 2009 consist of the following:

	As of March 31,
	2007		2008		2009
	(In millions)
Service cost	Rs.	28	Rs.	26	Rs.	29	US$	1
Interest cost		22		20		21		—
Net actuarial (gain) loss recognized		(13)		—		—		—
Expected Return on plan assets		(21)		(23)		(24)		—

Net gratuity cost	Rs.	16	Rs.	23	Rs.	26	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	Years ended March 31,
	2007	2008	2009
	(%)
Discount rate	8.0	8.0	7.5

Rate of increase in compensation levels of covered employees	6.0	5.0-7.0	5.0-7.0
Rate of return on plan assets	8.0	8.0	8.0

Expected discount rate is based on return on securities issued by Government of India.

The expected return on plan assets is determined considering several applicable factors mainly the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and Tata Communications policy for plan asset management.

The estimates of the future compensation increases have been made after taking into account inflation, seniority, promotion and other relevant factors.

Notes to Consolidated Financial Statements—(Continued)

Tata Communications plan asset allocation for fiscals 2008 and 2009 are as follows:

	Years ended March 31,
	2008	2009
Category of Assets
Equity Securities	7%	5%
Debt securities	87%	95%
Others	6%	—
Total	100%	100%

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

Accumulated benefit obligation was Rs. 163 million and Rs. 174 million, for fiscals 2008 and 2009, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2009 and are as follows:

Year ending March 31,	(In millions)
2010	Rs.	19
2011		31
2012		21
2013		12
2014		14
2015-2019		89

The Company expects to contribute Rs.38 million to gratuity fund in fiscal 2010

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2008		2009
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	285	Rs.	315	US$	6
Service cost		42		40		1
Interest cost		23		25		1
Actuarial loss		6		67		1
Benefits paid		(41)		(91)		(2)

Benefit obligation, end of the year (included in other non current liabilities)	Rs.	315	Rs.	356	US$	7
Actuarial loss recognized as a component of accumulated other comprehensive income		6		67		1

The amounts recognized in the statement of operations for the year ended March 31, 2009:

	2007		2008		2009
	(In millions)
Current Service cost	Rs.	40	Rs.	42	40	US$	1
Interest cost		18		23	25		—

Net Medical cost	Rs.	58	Rs.	65	65	US$	1

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2008 and 2009 is 20%. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Years ended March 31,
	2008		2009
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on Service Cost	5	(5)	4	(4)
Effect on Interest Cost	3	(3)	3	(4)
Effect on post-retirement benefit obligation	34	(34)	39	(38)

Notes to Consolidated Financial Statements—(Continued)

The assumptions used in accounting for the medical benefit plan are set out below:

	2008	2009
	(%)	(%)
Discount rate	8.0	7.5
Rate of increase in compensation levels of covered employees	6.0	6.0

Accumulated benefit obligation was Rs. 288 million and Rs. 356 million for fiscal 2008 and 2009 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2009 and are as follows:

Year ending March 31,	(In millions)
Rs.
2010	77
2011	79
2012	80
2013	83
2014	92
2015-2019	321

Pension

In fiscal 2007, the Company purchased participating annuity contracts in respect of its obligation in India relating to employees transferred from the erstwhile Overseas Communication Services (“OCS”). The cost of participation is recognized as an asset and has been stated at fair value of Rs. 126 million and Rs. 150 million as of March 31, 2008 and 2009. Additionally in fiscals 2008 and 2009, the Company purchased additional annuity contracts for Rs. 35 million and Rs. 144 million in respect of increase in benefits to OCS employees resulting from cost of living increase. The cost of living increase in pension benefits is at the discretion of Government of India. The cost of purchase of the additional annuity contracts of Rs. 35 million and Rs 144 million has been recognized as expense in fiscal 2008 and 2009 respectively.

Provident Fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% of the employee’s salary (basic plus cost of living allowances). These contributions are made to a fund set up as an irrevocable trust and are expensed as incurred. The Company is generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

The Company contributed Rs. 91 million, Rs. 115 million and Rs.145 million to provident fund in fiscals 2007 , 2008 and ,2009 respectively.

b) Overseas plans:

Defined benefit Pension Plans

The Company has both a contributory and non-contributory defined benefit pension plans that covers certain of its employees in Canada. The Company also has an unfunded Supplemental Employee Retirement Plan (“SERP”) for certain of its senior executives in Canada. The plan provides for defined benefit based on years of service and final average salary.

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory				Non-contributory
	2008	2009			2008	2009
	(In millions)
Benefit obligation, beginning of period	Rs. 3,557	Rs. 3,513	US$	69	3,276	Rs 2,975	US$	58
Service cost	29	20		—	100	81		2
Interest cost	190	205		4	172	177		3
Benefits paid	(175)	(219)		(4)	(413)	(212)		(4)
Actuarial loss (gain)	(223)	(814)		(16)	(282)	(751)		(15)
Effect of foreign exchange rate changes	135	133		3	122	110		2
Benefit obligation, end of period	3,513	2,838		56	2,975	2,380		46
Fair value of plan assets, beginning of period	4,468	4,609		91	3,217	3,218		63
Actual return on plan assets	260	258		5	185	183		4
Contributions	—	—		—	191	154		3
Benefits paid	(175)	(219)		(4)	(413)	(212)		(4)
Actuarial gain (loss)	(114)	(407)		(8)	(83)	(289)		(6)
Effect of foreign exchange rate changes	170	169		3	121	117		2
Fair value of plan assets, end of period	4,609	4,410		87	3,218	3,171		62
Funded status	1,096	1,574		31	243	791		16
Prepaid pension asset (Accrued liability included in Other non-current liabilities)	1,096	1,572		31	243	791		16
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	(109)	(407)		(8)	(199)	(462)		(9)

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2008	2009
	(In. millions)
Benefit obligation, beginning of period	Rs.87	Rs.112	US$	2
Service Cost	3	5		—
Interest Cost	5	7		—
Benefits paid	—	(2)		—
Actuarial (gain) loss	13	(52)		(1)
Effect of foreign exchange rate changes	4	4		—

Benefit obligation, end of period	112	74		1

Funded Status	(112)	(74)		(1)
Unamortized actuarial differences	—	—		—

Prepaid pension assets / (Accrued liability included in Other non- current liabilities)	(112)	(74)		(1)

Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	13	(52)		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2008 and 2009 is 9.38% and 9.32 % respectively. The ultimate weighted-average health care trend is 4.91% and is expected to be attained in the year 2024. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2008		2009
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on post-retirement benefit obligation	6	(6)	5	(4)

	Years ended March 31,
	2008	2009
	(%)	(%)
The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:
Discount rate used for benefit costs	5.25	5.75
Discount rate used for benefit obligations	5.75	8.00
Expected long-term return on plan assets	5.75	5.50
Inflation	2.50	2.50
Rate of compensation increase	3.50	3.50

The discount rate is based on rate of return on the portfolio of high quality corporate bonds. The long-term rate of return on plan assets was determined as the weighted-average of expected return of each of the asset classes in the target allocation of plan assets. The expected return of each asset class is the investment managers’ assessment of future returns. These expectations were compared to historical market returns to ensure that the expected return for each class was a conservative estimate. The estimates of the future compensation increases have been made after taking into account inflation, seniority, promotion and other relevant factors.

Other Post Retirement Plan

The Company also assumed a post-retirement health care and life insurance plan (“OPEB”) for its current retirees and future retirees on the purchase of Teleglobe. The benefit obligation associated with this plan, included in other non-current liabilities, were approximately Rs. 84 million and Rs 73. million as of March 31, 2008 and 2009 respectively.

The following table summarizes changes in benefit obligations for the Companies post retirement benefit obligations:

	Other Postretirement Plans(OPEB)
	2008	2009
	(In millions)
Accumulated benefit obligation, beginning of period	Rs. 91	Rs. 84	US$	2
Acquired accumulated benefit obligation	—	—		—
Service Cost	1	1		—
Interest Cost	5	5		—
Benefits paid	(7)	(10)		—
Actuarial loss (gain)	(8)	(11)		—
Effect of foreign exchange rate changes	2	4		—
Accumulated benefit obligation, end of period	84	73		2
Prepaid pension asset / (Accrued liability included in other long term liabilities)	(84)	(73)		(2)
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	(8)	(11)		—

Notes to Consolidated Financial Statements—(Continued)

The components of pension expense are as follows:

			Year ended March 31,
	2007		2008		2009
			(In millions)
Service cost	Rs.	159	Rs.	133	Rs.	107	US$	2
Interest cost		381		372		394		8
Return on assets		(492)		(445)		(441)		(9)
Amortization of actuarial loss (gain)		—		—		1		—

Net pension cost	Rs.	48	Rs.	60	Rs.	61		1

The accumulated benefit obligation for all overseas plans at March 31, 2008 and 2009 is Rs. 6,295 million and Rs. 5,087 million respectively.

The estimated amounts of actuarial gain that will be amortized from accumulated other comprehensive income over the next fiscal year ending March 31, 2010 is Rs. 36 million.

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

The benchmark portfolio percentages presented below take into account the plans’ financial position and the relationship between the assets and liabilities. To minimize the volatility of the returns, the Company selected the passive management approach for its asset mix. As a result, the market value of each asset class is rebalanced, on a quarterly basis, to the benchmark portfolio if the weighting of either the overall fixed-income securities or that of equities weight deviates from the benchmark portfolio by more than plus / minus 3%. In such a case, the fund asset mix is brought back to the benchmark portfolio within 30 days.

The pension plan’s weighted-average asset allocations as at March 31, 2008 and 2009 by asset category are as follows:

	Plan Assets as of March 31
	2008		2009
	Actual	Target	Actual	Target
Asset Category
Debt Securities	76%	75%	76%	75%
Equity securities	19%	20%	19%	20%
Short term investments	5%	5%	5%	5%

Total	100%	100%	100%	100%

Equity securities do not include Tata Communications common stock at either March 31, 2009 or 2008.

Cash flows

Contributions

In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act, 1985 for the purpose of contribution. The Company commissioned an independent actuarial consultant for both defined benefit plans.

The Company expects to contribute Rs.163 million to the non contributory pension plan in fiscal 2010 based on valuation as at December 31, 2007.

The Company does not expects to contribute to the contributory pension plan in fiscal 2010 based on the valuation as at December 31, 2008 which showed a surplus.

The overseas subsidiaries post-retirement benefit plans other than contributory and non contributory pension plans were unfunded and funded on a pay-as-you-go basis. The Company funds on a cash basis as benefits are paid and Company expects to pay Rs. 8 million in fiscal 2010.

Estimate future benefit payments for oversees plans

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits (Contributory and Non Contributory)				Other Benefits
	(In millions)
Years ending March 31,
2010	Rs	402	US$	8	Rs.	8	US$	—
2011		411		8		8		—
2012		421		8		8		—
2013		432		8		9		—
2014		444		9		9		—
2015-2019		2,429		48		39		1

Notes to Consolidated Financial Statements—(Continued)

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings Plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP in aggregate were approximately Rs 78 million, Rs 81 million and Rs.115 million (US $ 2 million) for the year ended March 31, 2007, 2008 and 2009 respectively.

23. Leases

As Lessee:

The Company has leased buildings, satellite channels, office equipments, computer equipments and certain circuit capacities under operating lease arrangements. Operating lease rent expense was Rs.6,439 million, Rs.6,682 million and Rs 8,606 million in fiscals 2007, 2008 and 2009 respectively. Operating lease rentals includes Rs.4,524 million, Rs. 4,845 million and Rs. 6,393 million in fiscals 2007, 2008 and 2009 respectively under capacity purchased agreements on specified cables for a stated period of time

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2010	Rs.	2,225	US$	44
2011		1,914		37
2012		1,662		33
2013		1,467		29
2014		1,429		28
Thereafter		4,671		92

Total minimum lease commitments	Rs.	13,368	US$	263

The minimum future lease payments have not been reduced by minimum operating sublease rentals of Rs.222 million due in the future under non-cancellable subleases for certain buildings which extend until July 31, 2011. Rs 77 million and Rs.86 million in fiscal 2008 and fiscal 2009 respectively was recognized as sublease rental income.

As Lessor:

IRUs with costs of Rs.505 million and accumulated depreciation of Rs.149 million have been leased under operating lease arrangements. Depreciation expense of Rs. 34 million in respect of these assets has been recognized in the fiscal 2009.

Cost and accumulated depreciation of IRUs in which only a portion of capacity has been leased under operating lease arrangements are not readily determinable as these are not allocable to the leased capacity. In fiscal 2009, lease rental income of Rs. 291 million included Rs. 251 million relating to leases of capacities under operating lease arrangements related to such IRUs.

In respect of these IRUs, lease rental income of Rs.110 million, Rs.221million and Rs 291 million has been recognized in earnings in fiscals 2007, 2008 and 2009 respectively.

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2010	Rs.	278	US$	5.4
2011		278		5.4
2012		278		5.4
2013		278		5.4
2014		278		5.4
Thereafter		1,468		29

Total minimum lease receipts	Rs.	2,858	US$	56

In respect of certain lease premises under operating lease arrangement, rental income of Rs. 41 million, Rs. 18 million and Rs. nil has been recognized in earnings in fiscals 2007, 2008 and 2009 respectively.

Notes to Consolidated Financial Statements—(Continued)

24. Fair values measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including investment securities and derivatives. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2009:

Particulars	Fair Value measurements as at Reporting date
	Level 1	Level 2	Level 3	Total
	In Rs. million
Assets
Available-for-sale investments	7,089		—	7,089
Derivative financial instruments	—	12	—	12
Total	7,089	12	—	7,101
Liabilities
Derivative financial instruments	—	521	—	521

Total	—	521	—	521

Derivatives: The fair value is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility, LIBOR rates, swap rates.

Investments: Investments in liquid & short-term mutual funds which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

Fair Value disclosure of Financial Instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities, short term borrowings, approximate their fair values due to the short- term nature of these instruments. The fair value of loan given to equity method investee cannot be reasonably estimated.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

The fair value of the foreign currency long term bank loans of Rs. 35,285 million (US$ 694 million) is approximately Rs. 36,268 million (US$ 713 million) based on quoted market prices of similar instruments and based on recently negotiated terms at market rates. The term loan and NCD totaling Rs. 13,317 million (US$ 262 million) has an estimated fair value of approximately Rs. 13,991 million (US $ 275 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2009. The estimated fair value amounts as of March 31, 2009 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25. Derivative financial instruments

a) Interest Rate Swap Agreements (“Swaps”)

The Company’s overall risk management objective is to mitigate the negative impact of volatile global markets on its cash flow and earnings. The Company uses interest rate swaps to manage the market risks associated to interest rate movements relating to its Rs. 11,191 million (US $220 million) variable-rate long-term debt. During the first quarter of the year ended March 31, 2007, Tata Communications (Netherlands) B.V, wholly-owned subsidiary of the Company entered into interest rate swaps to convert the variable interest rate of its long-term debt to a fixed rate. The total notional amount of the swaps is Rs. 5,596 million ( US $110 million), which is related to 50% of the variable rate long-term debt. Under the terms of the swaps, the Company will pay an interest rate of 5.52% in exchange for a variable interest rate equal to U.S. LIBOR and will expire in 2011. The difference paid or received on swaps are recognized as adjustments to interest expense.

The fair values of the swaps are recorded as other non-current liabilities in the balance sheet. The effective portion of the changes in the fair value of the swaps are deferred in accumulated other comprehensive loss and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. During the years ending March 31, 2007, 2008 and 2009 there was no ineffectiveness related to the change in the fair value of the swaps.

Derivative Impacts

The following table summarizes the activity in accumulated other comprehensive income related to interest rate swap designated as cash flow hedges during the years ended March 31, 2008 and 2009;

	(In millions)
	Year ended March 31, 2008		Year ended March 31, 2009
Beginning balance	Rs.	4	Rs.	252	US$	5
Net unrealized loss / (gains)		238		(11)		—
Realized loss reclassified into earnings		10		39		1

Ending balance	Rs.	252	Rs.	280	US$	6

Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 157 million of unrealized losses currently in accumulated other comprehensive income/(loss) will be transferred into earnings during the fiscal year ended March 31, 2010.

Notes to Consolidated Financial Statements—(Continued)

b) Foreign Exchange Forward Contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in United States dollars, Canadian Dollars, Euros and other currencies. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

Foreign exchange forward and option contracts held by the Company as of fiscals 2008 and 2009 were Rs.2,235 million and Rs. 4,421 million (US$ 87 million) respectively for fiscal 2009. These contracts are for a period between one and nine months.

An exchange gain (loss) of Rs. 30 million in fiscal 2007, Rs. (2) million in fiscal 2008 and Rs. (521) million in fiscal 2009 on foreign currency forward and option contracts have been recognized in earnings.

26. Segment Information

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) and allocates resources to and assess the performance of the segments of the Company.

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

Segment information for fiscals 2007, 2008 and 2009 is as follows:

	Year ended March 31, 2007
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	53,047	Rs.	19,550	Rs.	13,380	Rs.	85,977
Interconnection Charges		45,274		1,716		2,102		49,092

Net revenues	Rs.	7,773	Rs.	17,834	Rs.	11,278	Rs.	36,885
Other network and telecommunication costs		334		377		1,642		2,353
License fees		205		521		236		962

Segment results	Rs.	7,234	Rs.	16,936	Rs.	9,400	Rs.	33,570

Unallocable costs:
License fees								125
Depreciation and amortization								6,966
Other operating costs								23,037

Operating Income								3,442
Non operating income, net								1,080

Income before income tax								4,522
Income tax expense								(2,807)
Dividend tax								(180)
Equity in net loss of equity method investees								(96)

Net income							Rs.	1,439

	Year ended March 31, 2008
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	46,687	Rs.	18,809	Rs.	16,835	Rs.	82,331
Interconnection Charges		38,925		2,083		3,076		44,084

Net revenues	Rs.	7,762	Rs.	16,726	Rs.	13,759	Rs.	38,247
Other network and telecommunication costs		166		330		2,137		2,633
License fees		57		419		263		739

Segment results	Rs.	7,539	Rs.	15,977	Rs.	11,359	Rs.	34,875

Unallocable costs:
License fees								109
Depreciation and amortization								7,358
Other operating costs								27,200

Operating Income								208
Non operating income, net								710

Income before income tax								918
Income tax expense								(1,280)
Dividend tax								(218)
Equity in net loss of equity method investees								(393)
Minority Interest								(1)

Net loss							Rs.	(974)

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31, 2009
	Wholesale Voice		Enterprise and Carrier Data		Others		Total
	(In millions)
Revenues	Rs.	50,207	Rs.	25,184	Rs.	21,904	Rs.	97,295	US$	1,913
Interconnection Charges		41,231		2,014		5,630		48,875		961

Net revenues	Rs.	8,976	Rs.	23,170	Rs.	16,274	Rs.	48,420	US$	952
Other network and telecommunication costs		120		207		1,999		2,326		45
License fees		85		463		315		863		17

Segment results	Rs.	8,771	Rs.	22,500	Rs.	13,960	Rs.	45,231	US$	890

Unallocable costs:
Depreciation and amortization								10,180		200
Other operating costs								30,394		598

Operating Income								4,657		92
Non operating income, net								3,019		59

Income before income tax								7,676		151
Income tax expense								(2,430)		(48)
Dividend tax								(218)		(5)
Equity in net loss of equity method investees								(1,120)		(22)
Minority Interest								(22)		—

Net income (loss)							Rs.	3,886	US$	76

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for international voice and corporate data transmission services have been allocated based on net revenues from these services.

Telecommunication services are provided utilizing the Company’s property plant and equipments which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Revenues have been allocated to countries based on location of the customers and are as follows:

	As of March 31, 2007		As of March 31, 2008		As of March 31, 2009
	(In millions)
India	Rs.	23,820	Rs.	35,448	Rs.	31,984	US$	629

United States Of America		18,714		17,817		16,683		328

United Kingdom		7,296		5,306		6,791		134

Canada		4,307		4,349		3,976		78

Rest of the world		31,840		19,411		37,861		744

Total	Rs.	85,977	Rs.	82,331	Rs.	97,295	US$	1,913

No single customer contributed more than 10% of the revenues of the Company.

Substantially all of Tata Communications India’s property, plant and equipment, other than undersea cables are located in India. The overseas subsidiaries own approximately 43% of the Company’s property, plant and equipment.

27. Related party transactions

The related parties of the Company are Panatone Finvest Limited and the Government of India (Principal Owners), Tata Sons Limited (Beneficial Owner), subsidiaries of Tata Sons Limited, equity method investees and the Company’s principal officers and directors. The Company routinely enters into transactions with some of its related parties, such as providing and receiving telecommunication services, incurring network and transmission costs, and paying license fees. Transactions and balances with its own subsidiaries are eliminated on consolidation.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the related party transactions and balances included in the financial statements:

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2009
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Revenues from telecommunication services:-
Wholesale Voice (including Rs. 883 Million, Rs. 1,335 Million and Rs. 1718 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	1,160	1,632	1,988	—	—	—	123	239	227	1,283	1,871	2,215	43
Enterprise and Carrier Data (including Rs. 208 Million, Rs. 250 Million and Rs. 358 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	634	788	1,023	—	—	—	—	50	29	634	838	1,052	21
Others (including Rs. 1,771 Million, Rs. 1678 Million and Rs. 1,360 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd.)	2,260	2,135	2,080	—	—	—	16	270	499	2,276	2,405	2,579	51

Total	4,054	4,555	5,091	—	—	—	139	559	755	4,193	5,114	5,846	115
Capacity contract provided (including Rs. 150 Million, for fiscal 2008 respectively from Tata Teleservices Ltd.)	—	162	4	—	—	—	—	—	—	—	162	4	0

Interest income	—	—	—	—	—	—	2	40	188	2	40	188	4
Network & transmission costs :-
Wholesale Voice (including Rs. 71 Million, Rs. 94 Million and Rs. 102 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	88	127	155	—	—	—	205	342	566	293	469	721	14
Enterprise and Carrier Data (including Rs. 25 Million, Rs. 11 Million and Rs. 5 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	31	20	10	—	—	—	—	—	—	31	20	10	0
Others (including Rs. 777 Million, Rs. 728 Million and Rs. 254 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd.)	1,015	1,121	713	—	—	—	—	—	—	1,015	1,121	713	14

Total	1,134	1,268	878	—	—	—	205	342	566	1,339	1,610	1,444	28

License fees	—	—	—	1,087	848	863	—	—	—	1,087	848	863	17

Loans given	—	—	—	—	—	—	136	245	3,179	136	245	3,179	62

Advances given	—	—	—	—	—	—	30	1	—	30	1	—	—

Advances repaid	—	—	—	—	—	—	—	42	—	—	42	—	—

Dividends paid	47	109	109	856	857	857	—	—	—	903	966	966	19

Other non-operating income	85	123	100	—	—	—	—	—	—	85	123	100	2

Other operating costs	674	698	1,028	—	—	—	—	—	—	674	698	1,028	20

Purchase of property, plant & equipment	1,028	50	436	—	—	—	—	—	—	1,028	50	436	9

Sale of property, plant & equipment	948	8	—	—	—	—	—	—	—	948	8	—	—

Notes to Consolidated Financial Statements—(Continued)

	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
Year End Balances	2008	2009	2008	2009	2008	2009	2008	2009	2009
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Accounts receivables (including Rs. 644 million and Rs. 500 million for fiscals 2008 and 2009 respectively from Tata Teleservices Ltd)	1,176	1,192	—	—	342	242	1,518	1,434	28
Accounts payables (including Rs. 390 million and Rs. 237 million for fiscals 2008 and 2009 respectively from Tata Teleservices Ltd)	654	1,199	—	—	125	142	779	1,341	26
Advances given	31	30	—	—	23	23	54	53	1
License Fees recoverable			820	6			820	6	—
Loans provided (net of adjusted loss in equity method investee of Rs. 580 million as at fiscal 2009)	—	—	—	—	126	2,965	126	2,965	58
Interest receivable	—	—	—	—	37	413	37	413	8
Accrued Expenses and Other Current Liabilities:
Advances received	2	60	—	—	—	—	2	60	1
License Fees payable	—	—	2,457	2,637	—	—	2,457	2,637	52
Deferred revenues	234	476	—	—	—	55	234	531	10

Total	236	536	2,457	2,637	—	55	2,693	3,228	63

Loans to employees comprises of loans to acquire assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2008 and 2009 amounts receivable from employees aggregated to Rs. 33 and Rs 18 million respectively. Interest free short-term advances made to employees aggregated to Rs. 2 million and Rs 1 million for fiscals 2008 and 2009, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs. 17 million , Rs. 14 million and Rs. 12 million for fiscals 2007 , 2008 and 2009 , respectively, is included in staff costs.

28. Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2008 and 2009 are Rs. 2,154 million and Rs. 2,206 million (US$ 43.37 million) respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for business licenses and for import activities. These guarantees may be enforced by the governmental agencies and customs authorities if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled Rs. 24,382 million (US$ 479 million) as of March 31, 2009. Out of this total amount Rs. 20,798 million (US$ 409 million) is expected to be purchased in 2010.

The Company also has an obligation to contribute Rs. 1,756 million in SEPCO over a three year period. Out of this Rs. 844 million is expected to be contributed in 2010.

The Company also has an obligation to contribute Rs. 2,153 million in Neotel over a three year period. Out of this Rs. 1,036 million is expected to be contributed in 2010.

Notes to Consolidated Financial Statements—(Continued)

Other Commercial Commitments

	As of March 31, 2009
	(In millions)
Standby Letters of Credit
Less than 1 year	Rs.	1,986	US$	39
1 to 3 years		3,154		62
More than 3 years		2		—

Total amount committed	Rs.	5,142	US$	101

Contingencies

The Company is involved in a variety of proceedings, claims and litigation arising in the ordinary course of business. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available (with the assistance of external legal counsel wherever necessary). The Company accrues a loss contingency when it is probable that an asset has been impaired or a liability has been incurred as of the balance sheet date, and the amount of loss can be reasonably estimated. In respect of loss contingencies where the reliable estimate of loss is a range, the amount accrued is the better estimate of the loss within the range and when no amount within the range is a better estimate than any other amount, the minimum amount in the range in accrued. Loss contingencies that are reasonably possible but not probable as of the balance sheet date, have been disclosed as contingencies with a range of possible loss, whenever it can be estimated.

The following is a description of material claims and losses where a potential loss is reasonably possible but not probable.

a) Business related claims

Teleglobe related matters

In August, 2004, Teleglobe initiated investigations into potential instances of non-compliance with the United States Foreign Corrupt Practices Act (“FCPA”) by ITXC Corp. (“ITXC”), which it had acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (the “DOJ”) of the matter, and the Company has been cooperating fully with the SEC and the DOJ. In February 2005, ITXC was also made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of US securities laws. Resulting from complaints filed by the SEC and DOJ in the federal court in New Jersey, ITXC’s former regional director for Africa was charged with and sentenced for both civil and criminal violations of the FCPA. On September 7, 2006, the SEC filed a civil action in U.S. District Court in New Jersey against two former ITXC employees, charging them with FCPA bribery and books and records violations. Both these former employees pleaded guilty to the charges and were sentenced in July and September 2008. The Company intends to continue to cooperate fully with the SEC and DOJ in the investigation. The Company cannot predict the extent to which the SEC, the DOJ or any other governmental authorities will pursue administrative, civil or criminal proceedings, the imposition of fines or penalties or other remedies or sanctions. The Company has not identified, and does not believe it is likely that, any material adjustment to its consolidated financial statements is or will be required in connection with the results of this investigation, although it is possible that a monetary penalty, if any, may be material to its results of operations in the period in which it is imposed.

The Company is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, Internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. It an unfavorable final outcome to occurs, such an outcome could have a material adverse impact on the Company’s financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of Rs 666 million (US$ 13.1) million are disputed by the Company of which an amount of Rs 330 million (US$ 6.5 million) has been provided for. If the dispute goes against the Company, Rs. 336 million (US$ 6.6 million) will be charged to statement of operations.

Others

The Company in various geographies is routinely party to law suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and/or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on Tata Communications’ consolidated financial position, the FCPA investigation above is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on Tata Communications’ consolidated financial position and results of operations for the period in which the effect can be reasonably estimated.

Telecom Regulatory Authority of India (“TRAI”) reduced the Access Deficit Charge (“ADC”) rates effective April 1 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to 1st April 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC. The appeal is pending with TDSAT and in case the appeal is upheld, the possible liability on Company is Rs. 3,120 million (US$ 61 million).

As of March 31, 2009, there were other claims of Rs. 1,795 million (US$ 35 million) which includes claims of Rs. 720 million (US$ 14 million) by DoT – WPC wing towards licence fees and Rs. 317 million (US$ 6 million) by a customer for loss of business on account of interruption of private leased circuits.

29. Post Balance Sheet Events

a. Dividends

Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of Tata Communications India prepared in accordance with Indian GAAP. As of fiscals 2008 and 2009 , the amounts available for distribution, net of dividend tax, are Rs. 17,456 million, and Rs 19,227 million , respectively. Subsequent to March 31, 2009, the Board of Directors recommended a dividend of Rs. 4.5 per equity share, which has been approved by the shareholders in the Annual General Meeting, held on August 7, 2009.