Form 20-F/A
period 2009-03-31
TATA COMMUNICATIONS LTD
filed 2010-08-20
CIK 1116134

As filed with the Securities and Exchange Commission on August 20, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A No. 1”) to the annual report on Form 20-F for the fiscal year ended March 31, 2009 (the “Form 20-F”) of Tata Communications Limited (the “Company”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2009 responds to SEC comments provided to the Company on March 16, 2010 and therefore revises Part–I, Item 5 “Operating and Financial Review and Prospects”, Part-II, Item 15 “Controls and Procedures” and Part–III, Item 18 “Financial Statements” to reclassify Advance income taxes (net) balances associated with disputed tax claims in accordance with such comments. This Form 20-F/A No. 1 also revises Exhibits 12.1, 12.2 and 13.1 to update the date of such certifications and files the revised Exhibits 12.1, 12.2 and 13.1 herewith.

The other portions of the Form 20-F are unaffected by the changes described above and have not been amended. This Form 20−F/A No. 1 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 1 to modify or update disclosures in the Form 20−F except as noted above. This Form 20−F/A No. 1 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures, and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A No. 1 represent management’s view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A No. 1 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the filing of the Form 20−F, including any amendments to those filings.

PART I

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

In fiscal 2009, rent of landlines decreased significantly as against fiscal 2008 because of a decrease in off-net charges consequent to decrease in 35,638 E1’s (2MBPS circuits) in fiscal 2008 to E1’s 23,244 in fiscal 2009. As a percentage of revenue, rent of landlines decreased from 1.18% in fiscal 2008 to 0.31% in fiscal 2009.

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

●
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

●
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

●
Repairs and maintenance costs constituted about 12.80% and 12.85% of other operating costs in fiscal 2009 and fiscal 2008, respectively. These costs increased by 17.54% in fiscal 2009 and 4.42% in fiscal 2008 corresponding to increase in the asset base discussed above.

●
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

  Other Operating Costs

Other operating costs increased by 15.18% to Rs. 34,558 million in fiscal 2008 from Rs. 30,003 million in fiscal 2007. As a percentage of revenue, other operating costs increased to 41.97% in fiscal 2008 compared to 34.9% in fiscal 2007. These increases were primarily due to increases in legal charges, infrastructure roll-out and organizational growth.

Increases in some of the components of other operating costs were as follows:

●
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

●
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

●
Repairs and maintenance costs increased by 4% to Rs. 4,419 million in fiscal 2008 from Rs. 4,232 million in fiscal 2007, representing 12.85% and 14.11% of other operating costs in fiscal 2008 and fiscal 2007, respectively, primarily due to the expansion of the Company’s asset base as a result of the TGN and Teleglobe acquisitions.

●
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

The Company is subject to significant claims by revenue authorities in respect of income tax matters. See—”Legal Proceedings” in Item 8.

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

  Accounting policy on uncertain tax positions

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on the technical merits that the tax positions sustain upon examination. Tax positions that met the recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax expense in the statement of operations and reduced from advance income taxes which are presented in the balance sheet under non-current assets.

In the consolidated balance sheets as of March 31, 2008 and 2009 included in the Form 20-F, advance income taxes (net) related mainly to tax disputes and had been classified as current assets because examinations by the tax appeal authority (referred to as the “Income Tax Appellate Authority or “ITAT”) were scheduled within one year of the balance sheet dates and on the basis of the Company’s expectation of a favorable resolution by the ITAT and subsequent tax refund of cash, all of which the Company had anticipated would occur within one year of the balance sheet dates.

Subsequent to the issuance of the 2009 consolidated financial statements, in response to the SEC Staff’s comment, the Company reassessed its basis of classification and determined that it was prudent and more appropriate to classify these balances as non-current assets because of the Company’s experience with recurring delays in hearings and rescheduled examinations by the ITAT. The effect of the reclassification on current and  non-current assets as of March 31, 2008 and 2009 has been disclosed in footnote 30 to the 2009 consolidated financial statements (restated) included in this Form 20-F/A No. 1.

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

Segment Analysis

The Company has three reportable segments:

●	Wholesale Voice—global voice services;

●	Enterprise and Carrier Data—corporate data transmission services;

●	Others—India voice, retail internet, data center, signaling, roaming and T.V. uplinking services.

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

  Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data segment decreased by 3.79% to Rs. 18,809 million in fiscal 2008 from Rs. 19,550 million in fiscal 2007, and the results of the Enterprise and Carrier Data segment decreased by 5.66% to Rs. 15,977 million in fiscal 2008 from Rs. 16,936 million in fiscal 2007, in both cases because the substantial volume growth that the Company benefited from in this segment was offset by competitive pressures driving down prices for these services. Moreover, the results of the Enterprise and Carrier Data segment in fiscal 2007 and fiscal 2008 were not indicative of the true margins generated because substantial costs could not be allocated to this segment. See below and “—Consolidated Financial Statements”. Revenues generated by the Enterprise and Carrier Data segment constituted 22.85% and 22.74% of total revenues for fiscal 2008 and fiscal 2007, respectively.

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

  Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of Rs. 3,806 million in fiscal 2007, Rs. 6,738 million in fiscal 2008 and Rs. 22,548 million (US$ 443 million) in fiscal 2009. During fiscal 2007, the Company converted its short-term borrowing to long-term borrowings ranging for periods from six to seven years. During fiscal 2008, the Company raised a term loan of Rs. 3,500 million to meet its working capital and capital expenditure requirements. During fiscal 2009, the Company’s proceeds from long-term borrowings net of repayment were Rs. 21,920 million toward meeting various capital expenditure and to augment growth plans. In order to manage short term liquidity, the company had raised Rs. 2,016 million (net of repayments) in fiscal 2009 ranging from overnight overdrafts to short term loans for a period up to one year. The Company as on March 31, 2009, has total long term debt of Rs. 48,601 million (US$ 956 million) and cash and cash equivalents of Rs. 5,050 million (US$ 99 million) as against long-term debt of Rs. 20,384 million and cash and cash equivalents of Rs. 2,449 million as of March 31, 2008.

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

The capital expenditures include a planned investment in new cable system for approximately Rs 17,238 million (US$ 338 million) which includes some of the ongoing projects like Intra-Asia, Eurasia, IMEWE and new cable system-Western African Cable System.

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

The reclassification of advance income taxes (net) from current assets to non-current assets in the consolidated balance sheets as of March 31, 2008 and 2009, as more fully described in footnote 30 to the consolidated financial statements (restated) included in this Form 20-F/A No. 1, had  no affect on the Company’s compliance with the loan covenants as all of the loan covenants are based on the Company’s  consolidated Indian GAAP financial statements and the reclassification has no affect on those financial statements.

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

However the Board of Directors of the Company including the nominee directors of the Government of India and Panatone Finvest Limited recently accorded an approval for the Company to raise debt, and provide guarantees which may in aggregate exceed the net worth of the Company per se by up to Rs. 41,990 million, subject to the Company obtaining Shareholders approval in the event the borrowings of the Company on a unconsolidated basis exceeds the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2009 stood at Rs. 67,980 million and the unconsolidated borrowings of the Company as on March 31, 2009 stood at Rs. 23,279 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, the management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of effectiveness of disclosure controls and procedures

Based on their evaluation and considering the material weaknesses in internal control over financial reporting described below as of March 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

●
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

In the Company’s previous Annual Report on Form 20-F for the year ended March 31, 2009 filed on October 15, 2009, management had concluded that the Company’s internal control over financial reporting as of March 31, 2009 was effective.  Subsequently, as a result of reclassification of advance income tax balances (net) from current assets to non-current assets that caused the restatement, as more fully described in Note 30, to the consolidated financial statements, management concluded there is a material weakness, as described below, in the effectiveness of internal controls in the area of classification and presentation of advance income tax balances:

Subsequent to the issuance of the Company’s 2009 consolidated financial statements, management reclassified advance income tax balances mainly relating to tax disputes under appeal from current assets to non-current assets, as result of recurring delays in hearing and rescheduled examinations by the relevant tax appeal authority, that caused the Company to restate its consolidated balance sheets as of March 31, 2008 and 2009. The change in classification of advance income tax balances (net) within the balance sheet did not affect total assets as of March 31, 2008 and 2009 and did not have any effect on the consolidated statements of operations, changes in shareholders’ equity and cash flows for any of the periods presented in consolidated financial statements.

Although management believes that the Company’s controls in areas of accounting for and presentation of income tax balances were, and are appropriately designed, management has concluded that the deficiencies in the operating effectiveness of the controls constitute a material weakness in internal control over financial reporting in the classification and presentation of advance income tax balances in the consolidated balance sheet.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Solely as a result of the matters described in the preceding paragraphs, management revised its previously reported assessment of the effectiveness of internal control over financial reporting  as of March 31, 2009.

The Company’s independent registered public accounting firm, Deloitte Haskins & Sells, has issued an audit report on management’s revised assessment of the Company’s internal control over financial reporting, included herein.

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Subsequent to March 31, 2009, we have or are planning to take the following actions to address the material weakness in our internal control over financial reporting noted above:

●
improving training and accounting reviews designed to ensure that all relevant personnel involved in accounting and reporting for income taxes understand and correctly apply the classification requirements of FIN 48.

We believe as a result of the actions we have taken to date, the information contained in this Form 20-F fairly presents, in all material respects, our financial condition and results of operations for the periods contained therein.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements comprised the consolidated balance sheets of the Company as of March 31, 2008 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2007, 2008 and 2009 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-37.

ITEM 19.	EXHIBITS

The exhibits contained in our Form 20-F are hereby amended solely in order to replace Exhibits 12.1, 12.2 and 13.1 with revised Exhibits 12.1, 12.2 and 13.1 filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F/A No. 1 and that it has duly caused and authorized the undersigned to sign this Form 20-F/A No. 1 on its behalf.

August 20, 2010

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

Table of Contents

TATA COMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tata Communications Limited
Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements arc the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 30 to the consolidated financial statements, the accompanying financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 15, 2009 (August 20, 2010, as to the material weakness), expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Our audit for the year ended and as of March 31, 2009, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (y). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India

October 15, 2009 (August 20, 2010 as to the effects of the restatement discussed in Note 30)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tata Communications Limited
Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control – Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (l) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our report dated October 15, 2009, we expressed an unqualified opinion on the effectiveness of internal control over financial reporting. As described in the following paragraph, a material weakness was subsequently identified as a result of the restatement of the previously issued consolidated financial statements. Accordingly, management has revised its assessment about the effectiveness of the Company’s internal control over financial reporting and our present opinion on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management has concluded that the internal control over financial reporting with respect to the classification and presentation of advance income taxes (net) balances in the consolidated balance sheet as of March 31, 2009, is not effective as a result of deficiencies in the operating effectiveness of such controls. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended March 31, 2009 and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated October 15, 2009 (August 20, 2010 as to the effects of the restatement discussed in Note 30), expressed an unqualified opinion on those financial statements.

Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India

October 15, 2009 (August 20, 2010 as to the material weakness)

Tata Communications Limited

Consolidated Balance Sheets
As of March 31, 2008 and 2009

	Rs. 2008 Restated-See Note 30	Rs. 2009 Restated- See Note 30	US$ 2009 Restated-See Note 30

	(in millions, except share and per share amounts)
ASSETS

Current assets
Cash and cash equivalents	2,449	5,050	99
Short-term bank deposits	9	2,671	53
Investments	123	7,089	139
Accounts receivable (net of allowances of Rs.2,696 million and Rs.3,218 million as of March 31, 2008 and 2009) (includes Rs.1,518 million and Rs.1,434 million as of March 31, 2008 and 2009 due from related parties)	16,624	25,851	508
Prepaid expenses and other current assets (net of allowances of Rs.613 million and Rs.663 million, as of March 31, 2008 and 2009) (includes Rs.820 million and Rs.6 million as of March 31, 2008 and 2009 due from related parties)	9,227	10,405	205

Total current assets	28,432	51,066	1,004

Investments	8,634	4,103	81
Investments in equity method investees	117	120	2
Advances against investment	—	712	14
Property, plant and equipment, net	74,084	103,713	2,039
Intangible assets, net	2,822	3,237	64
Goodwill	5,469	6,287	123
Advance income taxes (net)	12,183	14,205	279
Other non-current assets (includes Rs.126 million and Rs.2,965 million as of March 31, 2008 and 2009 due from related parties)	4,582	8,890	175

Total assets	136,323	192,333	3,781

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (includes Rs.779 million and Rs.1,341 million as of March 31, 2008 and 2009 due to related parties)	22,245	34,063	670
Short-term debt and current portion of long-term debt	10,036	11,628	228
Accrued expenses and other current liabilities (includes Rs.2,693 million and Rs.3,228 million as of March 31, 2008 and 2009 due to related parties)	16,134	21,299	419

Total current liabilities	48,415	66,990	1,317

Long-term debt, net of current portion	20,384	48,601	956
Other non-current liabilities	16,707	24,225	476

Total liabilities	85,506	139,816	2,749

Commitments and contingencies (See Note 28)

Minority interest	32	50	1

Shareholders’ equity
Equity shares par value Rs.10 each
Authorized: 300,000,000 shares
Issued and outstanding 285,000,000 shares as of March 31, 2008 and 2009	2,850	2,850	56
Additional paid-in-capital	15,770	15,770	310
Retained earnings	31,418	34,021	669
Accumulated other comprehensive income /(loss)	747	(174)	(4)

Total shareholders’ equity	50,785	52,467	1,031

Total liabilities and shareholders’ equity	136,323	192,333	3,781

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

As of March 31, 2009, retained earnings include Rs. 1,025 million restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows
For each of the years ended March 31, 2007, 2008 and 2009

	Rs. 2007	Rs. 2008	Rs. 2009	US$ 2009

	(in millions)
Cash flows from operating activities:

Net income (loss)	1,439	(974)	3,886	76
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,966	7,358	10,180	200
Deferred income tax (benefit) expense	261	(308)	650	13
Minority interest	—	1	22	—
Loss on sale of investment in subsidiary	—	4	—	—
Gain on sale of property, plant and equipment	(427)	(4)	15	—
Equity in net loss of equity method investees	96	393	1,120	22
Gain on sale of investment, at cost	—	—	(3,904)	(76)
Gain on sale of available-for-sale investments	(110)	(145)	(385)	(8)
Net change in:
Accounts receivable	(1,997)	(643)	(6,464)	(127)
Prepaid expenses and other current assets	16	(4,908)	(811)	(16)
Advance income taxes, net	(395)	(2,422)	(1,892)	(37)
Other non-current assets	(1,529)	485	(623)	(12)
Accounts payable	(733)	3,797	8,130	160
Accrued expenses and other current liabilities	(25)	4,383	644	13
Other non-current liabilities	2,630	3,384	4,156	81

Net cash provided by operating activities	6,192	10,401	14,724	289

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,655)	(21,927)	(28,571)	(562)
Purchase of intangible assets	(510)	(380)	(494)	(10)
Proceeds from sale of property, plant and equipment	766	60	44	1
Purchase of available - for - sale investments	(67,107)	(66,450)	(78,402)	(1,541)
Proceeds from sale of available - for - sale investments	67,349	72,185	75,733	1,489
Proceeds from sale of investment in subsidiary	—	27	—	—
Purchase of convertible promissory note	—	—	(585)	(11)
Advance against investment	—	—	(712)	(14)
Proceeds from sale of investment, at cost	—	—	4,242	83
Acquisition of business, net of cash acquired	(871)	—	—	—
Purchase of shares in equity method investees	(107)	(92)	(890)	(18)
Loans given to equity method investees	(130)	(219)	(2,862)	(56)
Restricted cash	—	93	43	1
Short-term bank deposits	191	29	(2,662)	(52)

Net cash used in investing activities	(12,074)	(16,674)	(35,116)	(690)

Cash flows from financing activities:
Proceeds from long-term borrowings	12,112	1,018	21,991	431
Repayment of long-term borrowings	(71)	(871)	(71)	(1)
Proceeds from short-term borrowings	7,797	25,226	19,865	391
Repayment of short-term borrowings	(14,721)	(17,455)	(17,629)	(347)
Availment /(repayment) of bank overdrafts	133	201	(220)	(4)
Repayment of finance lease obligations	(161)	(98)	(101)	(2)
Dividends paid to minority shareholders of subsidiary	—	—	(4)	—
Dividends paid (includes Rs. 903 million and Rs. 966 million and Rs. 966 million in fiscals 2007, 2008 and 2009 paid to related parties)	(1,283)	(1,283)	(1,283)	(25)

Net cash provided by financing activities	3,806	6,738	22,548	443

Net change in cash flows	(2,076)	465	2,156	42
Effect of foreign exchanges differences on cash	(256)	(57)	445	9
Cash and cash equivalents, beginning of year	4,373	2,041	2,449	48

Cash and cash equivalents, end of year	2,041	2,449	5,050	99

Supplementary cash flow information:
Interest paid (net of interest capitalized)	1,454	1,390	2,433	48
Income taxes (including advance taxes) paid	3,316	4,219	3,774	74
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	(763)	1,283	(186)	(4)

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

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on the technical merits that the tax positions sustain upon examination. Tax positions that met the recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax expense in the statement of operations and reduced from advance income taxes which are presented in the balance sheet under non-current assets.

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

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” . The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost. This FSP is effective from period ending after June 15, 2009. The Company is currently evaluating the impact of FAS 115 and FAS 124 on its consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2.

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

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R ) “, which improves the financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective entity’s first annual reporting period after November 15, 2009, and for interim and annual reporting periods there after beginning. The Company does not expect any material effect on its financial statements on adoption of SFAS 167.

In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”) . The FASB Accounting Standards Codification (Codification) will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162,  “The Hierarchy of Generally Accepted Accounting Principles” . The issuance of SFAS 168 (and the Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly adoption of SFAS 168 will not have any impact on the Company’s financial reporting and disclosures.

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

Balances due from major customers are as follows:

	As of March 31, 2008
	(In millions, except percentages)
Customer I	Rs.	868	5%
Customer F		799	5%
Customer A		635	4%
Customer G		485	3%
Customer B		386	2%
Others		13,451	81%

Total	Rs.	16,624	100%

	As of March 31, 2009
	(In millions, except percentages)
Customer F	Rs.	925	US$	18	4%
Customer K		826		16	3%
Customer L		737		14	3%
Customer M		704		14	3%
Customer A		652		13	2%
Others		22,007		433	85%

Total	Rs.	25,851	US$	508	100%

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

		As of Mar. 31
		2008	2009
		(In millions)
Prepaid expenses	Rs.	1,303	Rs.	2,120	US$	42
Advances to suppliers and contractors (net of allowances of Rs. 76 million and Rs. 126 million, as of March 31, 2008 and 2009 respectively)		452		272		5
Deferred income taxes (see note 18)		1,809		1,776		35
License fees paid recoverable from GOI		820		6		—
License fees paid under protest		2,950		2,950		58
Recoverable indirect tax		775		1,389		27
Operating lease and other deposits		557		606		12
Others (net of allowances of Rs 537 million as of March 31, 2008 and 2009 respectively)		561		1,286		26

Total	Rs.	9,227	Rs.	10,405	US$	205

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

The Company has provided guarantee of Rs.5,485 million relating to representations and warranties in connection with the sale of Company's investment in TTSL. These representation and warranties mainly relate to the validity of the Company's title to TTSL shares, validity of the sale and issuance of the shares by the Company and TTSL, validity of TTSL's telecommunication license. Additionally the guarantee indemnify the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL's contingent liabilities existing as on the date of sale agreements. The fair value of the guarantee at inception was insignificant.

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

The Company has advanced an amount of Rs. 712 Million ($14 Million) towards the investment in the joint-venture.

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

Depreciation expense of Rs. 6,338 million, Rs. 6,664 million and Rs. 9,430 million in fiscals 2007, 2008 and 2009 respectively includes IRU amortization expense of Rs. 911 million , Rs. 936 million and Rs. 1,078 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2009 is as follows:

Year ending March 31,	(In millions)
2010	Rs.	1,096	US$	22
2011		1,096		22
2012		1,096		22
2013		1,096		22
2014		1,096		22
Thereafter		6,707		130

Interest expense of Rs. 105 million, Rs. 412 million and Rs. 541 million was capitalized during fiscals 2007, 2008 and 2009 respectively.

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
	(In millions)
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

Notes to Consolidated Financial Statements—(Continued)

13. Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2008		2009
	(In millions)
Prepaid rent	Rs.	1,893	Rs.	1,922	US$	38
Deferred income taxes (see note 18)		782		649		13
Prepaid pension asset		1,372		2,363		46
Loans to equity method investee		126		2,965		58
Others		409		991		20

Total	Rs.	4,582	Rs.	8,890	US$	175

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

16. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of 31st March
	2008	2009
		(In millions)
Unearned revenues	Rs. 1,681	Rs. 4,743	US$	93
License fees	2,457	2,637		52
Book overdraft	593	1,054		21
Deposits from customers and contractors	4,992	4,977		98
Accrued payroll	1,511	2,221		44
Accrued expenses	3,428	4,098		80
Other current liabilities	1,472	1,569		31

Total	Rs. 16,134	Rs. 21,299	US$	419

Other current liabilities include current deferred tax liability of Rs. 132 million and Rs. 22 million for the fiscals 2008 and 2009 respectively. [See note 18]

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

a.
On December 21, 2007, Tata Communications (Bermuda) Limited, a wholly owned subsidiary of Tata Communications International Pte Limited, entered into a short-term loan agreement with a bank for principal amount of Rs. 2,542 million (US$ 50 million). The loan was obtained as a bridge for a long-term loan to fund the construction of an undersea cable in Asia. The initial maturity of the loan was June 21, 2008 which was subsequently extended to March 30, 2009. The loan was increased to Rs. 5,084 million (US$ 100 million) on March 30, 2009 which was initially payable by May 31, 2009, which was extended by the lender up to July 29, 2009. The loan was converted into a long term loan by August 27, 2009 carrying interest at LIBOR + 470 basis points per annum.

b.
On January 16, 2009, VSNL SNOSPV Pte Ltd, a wholly owned subsidiary of Tata Communications Limited, entered into a short term loan agreement with a bank for a principal amount of Rs. 1,678 million (US$ 33 million) with a variable interest rate of Johannesburg Interbank Agreed Rate (JIBAR) plus 1%. The loan was obtained as a bridge for a long- term loan to fund the acquisition of 27% ownership interest in Neotel. The initial maturity of the short- term loan was April 16, 2009, which was extended to June 19, 2009. On August 19, 2009 the short-term loan was replaced by the long term loan carrying interest ranging from JIBAR + 4.4% to 6.0%.

c.	The non-convertible debentures of Rs. 12,500 million (US$ 246 million) are secured against the Company’s property, plant and equipment with carrying amount of Rs. 15,051 million (US$ 296 million).

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

The Companies’ unrecognized tax benefits of Rs. 8,053 million, if recognized, would affect the effective tax rate. Liabilities for unrecognized tax benefits amounting to Rs. 8,053 million as of March 31, 2009 have been reduced from advance taxes classified as non-current assets on the balance sheet. The Company’s major tax jurisdictions are India, U.S and Canada. In India, the assessment is not yet completed from fiscals 2006 through 2009. No tax returns have been subjected to examination in any other jurisdiction, since those companies were acquired/formed.

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

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory				Non-contributory
	2008	2009			2008	2009
	(In millions)
Benefit obligation, beginning of period	Rs. 3,557	Rs. 3,513	US$	69	3,276	Rs 2,975	US$	58
Service cost	29	20		—	100	81		2
Interest cost	190	205		4	172	177		3
Benefits paid	(175)	(219)		(4)	(413)	(212)		(4)
Actuarial loss (gain)	(223)	(814)		(16)	(282)	(751)		(15)
Effect of foreign exchange rate changes	135	133		3	122	110		2
Benefit obligation, end of period	3,513	2,838		56	2,975	2,380		46
Fair value of plan assets, beginning of period	4,468	4,609		91	3,217	3,218		63
Actual return on plan assets	260	258		5	185	183		4
Contributions	—	—		—	191	154		3
Benefits paid	(175)	(219)		(4)	(413)	(212)		(4)
Actuarial gain (loss)	(114)	(407)		(8)	(83)	(289)		(6)
Effect of foreign exchange rate changes	170	169		3	121	117		2
Fair value of plan assets, end of period	4,609	4,410		87	3,218	3,171		62
Funded status	1,096	1,574		31	243	791		16
Prepaid pension asset (Accrued liability included in Other non-current liabilities)	1,096	1,572		31	243	791		16
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	(109)	(407)		(8)	(199)	(462)		(9)

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

		Supplemental Employee Retirement Plan
		2008		2009
		(In. millions)
Benefit obligation, beginning of period	Rs.	87	Rs.	112	US$	2
Service Cost		3		5		—
Interest Cost		5		7		—
Benefits paid		—		(2)		—
Actuarial (gain) loss		13		(52)		(1)
Effect of foreign exchange rate changes		4		4		—

Benefit obligation, end of period		112		74		1

Funded Status		(112)		(74)		(1)
Unamortized actuarial differences		—		—		—

Prepaid pension assets / (Accrued liability included in Other non- current liabilities)		(112)		(74)		(1)

Actuarial (gain) loss recognized as a component of accumulated other comprehensive income		13		(52)		—

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

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the related party transactions and balances included in the financial statements:

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2009
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Revenues from telecommunication services:-
Wholesale Voice (including Rs. 883 Million, Rs. 1,335 Million and Rs. 1718 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	1,160	1,632	1,988	—	—	—	123	239	227	1,283	1,871	2,215	43
Enterprise and Carrier Data (including Rs. 208 Million, Rs. 250 Million and Rs. 358 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	634	788	1,023	—	—	—	—	50	29	634	838	1,052	21
Others (including Rs. 1,771 Million, Rs. 1678 Million and Rs. 1,360 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd.)	2,260	2,135	2,080	—	—	—	16	270	499	2,276	2,405	2,579	51

Total	4,054	4,555	5,091	—	—	—	139	559	755	4,193	5,114	5,846	115
Capacity contract provided (including Rs. 150 Million for fiscal 2008 respectively from Tata Teleservices Ltd.)	—	162	4	—	—	—	—	—	—	—	162	4	0

Interest income	—	—	—	—	—	—	2	40	188	2	40	188	4
Network & transmission costs :-
Wholesale Voice (including Rs. 71 Million, Rs. 94 Million and Rs. 102 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	88	127	155	—	—	—	205	342	566	293	469	721	14
Enterprise and Carrier Data (including Rs. 25 Million, Rs. 11 Million and Rs. 5 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd)	31	20	10	—	—	—	—	—	—	31	20	10	0
Others (including Rs. 777 Million, Rs. 728 Million and Rs. 254 Million for fiscals 2007, 2008 and 2009 respectively from Tata Teleservices Ltd.)	1,015	1,121	713	—	—	—	—	—	—	1,015	1,121	713	14

Total	1,134	1,268	878	—	—	—	205	342	566	1,339	1,610	1,444	28

License fees	—	—	—	1,087	848	863	—	—	—	1,087	848	863	17

Loans given	—	—	—	—	—	—	136	245	3,179	136	245	3,179	62

Advances given	—	—	—	—	—	—	30	1	—	30	1	—	—

Advances repaid	—	—	—	—	—	—	—	42	—	—	42	—	—

Dividends paid	47	109	109	856	857	857	—	—	—	903	966	966	19

Other non-operating income	85	123	100	—	—	—	—	—	—	85	123	100	2

Other operating costs	674	698	1,028	—	—	—	—	—	—	674	698	1,028	20

Purchase of property, plant & equipment	1,028	50	436	—	—	—	—	—	—	1,028	50	436	9

Sale of property, plant & equipment	948	8	—	—	—	—	—	—	—	948	8	—	—

Notes to Consolidated Financial Statements—(Continued)

	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
Year End Balances	2008	2009	2008	2009	2008	2009	2008	2009	2009
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Accounts receivables (including Rs. 644 million and Rs. 500 million for fiscals 2008 and 2009 respectively from Tata Teleservices Ltd)	1,176	1,192	—	—	342	242	1,518	1,434	28
Accounts payables (including Rs. 390 million and Rs. 237 million for fiscals 2008 and 2009 respectively from Tata Teleservices Ltd)	654	1,199	—	—	125	142	779	1,341	26
Advances given	31	30	—	—	23	23	54	53	1
License Fees recoverable			820	6			820	6	—
Loans provided (net of adjusted loss in equity method investee of Rs. 580 million as at fiscal 2009)	—	—	—	—	126	2,965	126	2,965	58
Interest receivable	—	—	—	—	37	413	37	413	8
Accrued Expenses and Other Current Liabilities:
Advances received	2	60	—	—	—	—	2	60	1
License Fees payable	—	—	2,457	2,637	—	—	2,457	2,637	52
Deferred revenues	234	476	—	—	—	55	234	531	10

Total	236	536	2,457	2,637	—	55	2,693	3,228	63

Loans to employees comprises of loans to acquire assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2008 and 2009 amounts receivable from employees aggregated to Rs. 33 million and Rs 18 million respectively. Interest free short-term advances made to employees aggregated to Rs. 2 million and Rs 1 million for fiscals 2008 and 2009, respectively.

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

The Company is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, Internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, the FCPA investigation noted above is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome to occurs, such an outcome could have a material adverse impact on the Company’s financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of Rs 666 million (US$ 13.1 million) are disputed by the Company of which an amount of Rs 330 million (US$ 6.5 million) has been provided for. If the dispute goes against the Company, Rs. 336 million (US$ 6.6 million) will be charged to statement of operations.

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

30. Reclassification of advance income taxes (net)

As of March 31, 2008 and 2009, advance income taxes (net) of Rs.12,183 million and Rs.14,205 million, respectively, were  classified as  current assets in the  previously issued consolidated financial statements included in the Company’s 2009 Form 20-F filed on October 15, 2009. The advance income taxes (net) mainly related to tax disputes under appeal. Advance income taxes (net) were classified as current assets because examinations by the tax appeal authority (referred to as the “Income Tax Appellate Authority” or “ITAT”) were scheduled within one year of the balance sheet dates, and on the basis of the Company’s expectation of a favorable resolution by the ITAT and subsequent tax refund,  which the Company had anticipated would occur within one year of the balance sheet dates.

Subsequent to the issuance of the Company’s 2009 Consolidated financial statements, the Company’s management reassessed its basis of classification and determined that it was prudent to classify these advance income taxes as non-current assets because of the Company’s experience with recurring delays in hearings and rescheduled examinations by the ITAT.   As a result, advance income taxes (net) previously classified as current assets as of March 31, 2008 and 2009 have been reclassified as non-current assets, and previously reported amounts of current and non-current assets have been restated as follows:

	March 31, 2008		March 31, 2009
	As previously reported	As restated	As previously reported	As restated
	Rs. millions	Rs. millions	Rs. millions	Rs. millions
Current assets	40,615	28,432	65,271	51,066
Non-current assets	95,708	107,891	127,062	141,267

The change in classification of advance income tax (net) within the balance sheet did not affect total assets as of March 31, 2008 or 2009. The reclassification did not have any effect on the consolidated statements of operations, changes in shareholders’ equity and cash flows for any of the periods presented.