Form 20-F
period 2010-03-31
TATA COMMUNICATIONS LTD
filed 2010-09-30
CIK 1116134

As filed with the Securities and Exchange Commission on September 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2010

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

Explanatory Note Regarding the Omission from this Annual Report of Certain Financial Statements Required by Rule 3-09 of Regulation S-X

In Fiscal 2010, Neotel has met the criteria as per the definition set forth in Rule 1-02(w) of Regulation S-X, and so, pursuant to Rule 3-09 of Regulation S-X, the Company is required to include separate audited financial statements of Neotel Pty Ltd. as of and for the fiscal year ended March 31, 2010 (Neotel Financial Statements) in this 20-F. The Neotel Financial Statements will be filed as an amendment to this 20-F as soon as it is available.

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

Teleglobe and the Teleglobe logos are registered trademarks of Tata Communications (Bermuda) Limited in the United States and/or other countries. All rights are reserved. Tata and Tata Communications are registered trademarks of Tata Sons Limited used under license by Tata Communications Ltd. and its subsidiaries worldwide. This Form 20-F refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

All conversion from Indian rupees to US Dollars are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by Federal Reserve Bank of New York for custom purposes which was Rs. 44.95 per $1.00 on March 31, 2010. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

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

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2008, 2009 and 2010 and the selected balance sheet data as of March 31, 2009 and 2010 are derived from our audited financial statements and related notes included in this Form 20-F, together with the report of Deloitte Haskins & Sells, an independent registered public accounting firm.

Our selected income statement data for the fiscal years ended March 31, 2006 and 2007 and our selected balance sheet data as of March 31, 2006, 2007 and 2008 are derived from our audited US GAAP financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2010 has been translated into US Dollars for your convenience.

Year ended March 31,

	2006		2007		2008		2009		2010		2010
Income Statement Data	(Millions of Rs.) (1)										(Millions of US $)
Operating revenue
Revenues from telecommunication services		45,456		85,977		82,331		97,295		106,080		2,360
Cost of revenues:
Network and transmission costs		23,589		51,445		46,717		51,201		61,452		1,367
License fees		2,003		1,087		848		863		794		18
Total cost of revenues		25,592		52,532		47,565		52,064		62,246		1,385
Other operating costs:
Depreciation and amortization		5,249		6,966		7,358		10,180		14,074		313
Other operating costs		13,714		23,037		27,200		30,394		31,323		697
Operating income/(loss)		901		3,442		208		4,657		(1,563)		(35)
Non-operating income (expense), net:
Gain on sale of investments		77		17		145		4,289		347		8
Interest income from income tax refunds		564		63		167		—		2,183		49
Interest income from banks and others		315		63		100		491		673		15
Interest expense		(382)		(1,380)		(1,469)		(2,732)		(4,188)		(93)
Other non-operating income, net		1,389		2,317		1,767		971		1,165		25
Total non-operating income (expense), net		1,963		1,080		710		3,019		180		4
Income / (loss) before income tax		2,864		4,522		918		7,676		(1,383)		(31)
Income tax (expense) / benefit		(1,932)		(2,807)		(1,280)		(2,430)		969		22
Dividend tax		(240)		(180)		(218)		(218)		(218)		(5)
Equity in net loss of equity method investees		(70)		(96)		(393)		(1,120)		(3,192)		(71)
Net Income/(loss)		622		1,439		(973)		3,908		(3,824)		(85)
Net income attributable to noncontrolling interest		—		—		(1)		(22)		(12)		—
Net income / (loss) attributable to Tata Communications Limited		622		1,439		(974)		3,886		(3,836)		(85)
Basic Earnings/(Loss) per Equity Share	Rs.	2.18	Rs.	5.05	Rs.	(3.42)	Rs.	13.64	Rs.	(13.46)	US$	(0.30)
Weighted average number of Shares outstanding(2)		285		285		285		285		285		285
Basic Earnings/(Loss) per ADS (where each ADS represents two Shares)	Rs.	4.36	Rs.	10.10	Rs.	(6.84)	Rs.	27.28	Rs.	(26.92)	US$	(0.60)
Dividends per share	Rs.	6.00	Rs.	4.50	Rs.	4.50	Rs.	4.50	Rs.	4.50	US$	0.10
Other Financial Data
Net cash provided by operating activities		9,635		6,192		10,401		14,724		14,413		321
Net cash used in investing activities		(18,214)		(12,074)		(16,674)		(35,116)		(21,604)		(481)
Dividends		(1,710)		(1,283)		(1,283)		(1,283)		(1,283)		(29)
Net cash (used in)/provided by financing activities		12,612		3,806		6,738		22,548		4,186		94

Notes:

(1)	Except per share data.
(2)	In millions.

As at March 31,

Balance Sheet Data	2006	2007	2008	2009	2010	2010
	(Millions of Rs.)					(Millions of US $)
Total assets	112,477	119,522	136,323	192,333	186,758	4,155
Total debt	19,427	24,082	30,420	60,229	61,596	1,370
Accounts payable	19,956	18,152	22,245	34,063	30,123	670
Accrued expenses and other liabilities	20,928	24,980	32,841	45,524	47,720	1,062
Total liabilities	60,311	67,214	85,506	139,816	139,439	3,102
Total shareholders’ equity	52,166	52,308	50,785	52,467	47,261	1,052
Total liabilities and shareholders’ equity	112,477	119,522	136,323	192,333	186,758	4,155

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

Fiscal Year Ended March 31,	Period
	End (Rs.)	Average (Rs.)	High (Rs.)	Low (Rs.)
2010	44.95	47.18	50.48	44.94
2009	50.87	46.32	51.96	39.73
2008	40.02	40.00	43.05	38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.21	46.26	43.05

The following table sets forth the high and low exchange rates for the previous six months and are based on the foreign exchange rates certified by Federal Reserve Bank of New York on each business day during the period:

Month	High (Rs.)	Low (Rs.)
March 2010	46.01	44.94
April 2010	44.79	44.10
May 2010	47.49	44.46
June 2010	47.08	45.64
July 2010	47.23	46.25
August 2010	47.02	45.70

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

On October 1, 2008, the Telecom Regulatory Authority of India (“TRAI”) eliminated entirely (following an earlier partial reduction) the access deficit charge (“ADC”)—a charge that had been levied historically to make up for below-cost monthly rentals and local call services provided for fixed telephones. In addition, telecommunications tariffs in India have declined significantly in recent years as a result of increased competition. Average international call tariffs have declined from approximately Rs. 48 (US$1.07) per minute in 2002 to approximately Rs.5 (US$0.11) per minute in 2010. Market pricing for international wholesale voice telecommunications services continues to see annual declines between 5% and 10%. We expect that the prices for our communications services in India and worldwide will continue to decrease:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as our traffic volumes increase because many of our customer agreements provide for volume-based pricing or contain other provisions for decreases in prices;

•	as a result of technological advances; and

•	as a result of synergies realized through strategic acquisitions by us and our competitors.

Even though the elimination of the ADC and the decline in tariffs has resulted in a traffic volume growth, they have, and are expected to continue to, materially and adversely affect our revenues. Revenues from our wholesale voice business (which constituted 53.60% and 51.60% of our total revenue in fiscal 2010 and fiscal 2009, respectively) increased to Rs. 56, 855 million (US$1,265 million) in fiscal 2010 from Rs. 50,207 million in fiscal 2009.

Intensifying competition in the Indian telecommunications sector may continue to adversely affect our business.

We have faced a number of new competitors to our international long distance (“ILD”) business, particularly since the Government of India (“GoI”) relaxed the licensing conditions and reduced the entry fees for ILD and NLD services in January 2006 (from Rs. 250 million and Rs. 1 billion, respectively, to Rs. 25 million and Rs. 25 million, respectively). For example, Bharat Sanchar Nigam Limited (“BSNL”) has already begun offering its own ILD services, which has not only resulted in BSNL exchanging traffic with international carriers directly via its own cable infrastructure, but has also resulted in a downward renegotiation of the fees we are entitled to receive from BSNL under our March 2004 infrastructure sharing agreement with BSNL and a decrease in fee-generating traffic under that agreement. Mahanagar Telephone Nigam Limited (“MTNL”) procured the ILD license which may further lead to a reduction in prices. We have had to resort to steep rate cuts to remain competitive with these new market players.

There are also an increasing number of players offering various forms of data products, a business in which we have historically been a market leader.

As a result of recall of the Carrier Access Code and Carrier Pre-selection(CPS) implementation in India by the Telecom Regulatory Authority of India (TRAI), many of our end customers do not have the right to choose to use our services, even if we offer the most competitive rates and best quality.

Until 2002, we had a monopoly on the provision of ILD services, and, until 2004, we were the exclusive provider of ILD services for BSNL and MNTL, but since then we have had to compete for business from the access providers in the open market. Currently, access providers (including competitors such as BSNL, MTNL, Bharti, Vodafone and Reliance), which own or control the access telephone networks in India (through which all international calls that we carry that either originate or terminate in India must pass) may choose not to use our ILD or NLD services.

A customer choice regime for long distance calling was to have been implemented in accordance with the TRAI directive in phases for different segments of the long distance sector, with the final implementation of CAC and CPS to be completed by December 2003. The customer choice regime has not been implemented due to technical and other reasons. This delay is a cause for concern for the Company because it restricts the market that the Company can directly address. In an order last year, the TRAI recalled the directive requiring all service providers to implement CAC/CPS; instead the TRAI recommended the use of calling cards as the customer choice mechanism, which the DoT has accepted. Now long distance operators can sell directly to end-customers calling cards for domestic and international long distance services. However, there is still uncertainty around the interconnection terms and conditions.

We need to continue to increase the volume of traffic on our network or we will not generate profits.

We must continue to increase the volume of voice, Internet, data, and video transmissions on our network both in India and worldwide in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network, particularly since certain elements of our costs (such as repair and maintenance costs) are fixed.

Illegal international telephony operators have adversely affected our call volumes.

Illegal operators in India offer cheaper services since they do not pay license fees, taxes or the IUC or any other regulatory fees. These illegal operators have captured a part of the incoming ILD traffic into India.

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

Our wireless mobile global roaming business provides roaming services for GSM, Integrated Dispatch Enhanced Network (“iDEN”), Universal Mobile Telecommunications System (“UMTS”) and Enhanced Specialized Mobile Radio (“ESMR”) networks around the world. However, it may be more difficult for us to provide roaming between other networks, including networks based on third generation (“3G”) Long Term Evolution (“LTE”) standards, because our service may not be able to work with such other networks to identify the locations and profiles of mobile subscribers. As roaming services on these other networks become more prevalent, demand for our services may be reduced.

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

We have made significant acquisitions in recent years and will continue to explore the possibility of future acquisitions as our business needs require. The integration of acquired businesses involves a number of risks, including:

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

We have entered into a number of significant contracts with certain of our wholesale voice and enterprise and carrier data customers. Failure to meet our commitments under these contracts could result in financial losses and damage our reputation. Our five largest customers collectively accounted for 12% of our revenues in fiscal 2010 and if, due to any reason, we lose any of our major customers or they terminate the agreement entered into with our Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

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

Over past fiscal years, the Company has made certain tax holiday and expense claims based on our understanding of the tax laws as reinforced by legal precedent and legal advice received from external tax counsel. The Indian Tax Authority has not accepted our claims and in a few instances has levied penalties against the Company. We have challenged the position taken by the Indian Tax Authority, which are at various stages of adjudication. If all of these disputes are decided against us, it could have an adverse financial implication of Rs. 23,463 million. For significant disputes see “Item 8”.

We may not receive additional compensation from the GoI for the early termination of our monopoly on international telephony services.

On April 1, 2002, the GoI allowed private operators to start offering ILD services, thereby terminating our monopoly on offering such services two years ahead of schedule. The GoI compensated us with a package of benefits. The GoI had given an assurance prior to the termination of our monopoly that it would consider additional compensation if it found this necessary following a detailed review. However, prior to the termination of our monopoly, the GoI announced that it viewed the package of benefits that it gave to us as the full and final settlement of all claims arising out of the early termination of our ILD monopoly. We have been pursuing the GoI to consider providing us with additional compensation and in 2005 the Company filed a suit for additional compensation in the Hon’ble Bombay High Court. On 7 July 2010, the Hon’ble Bombay High Court ruled that it did not have jurisdiction to entertain this suit in view of the provisions of the Telecom Regulatory Authority of India Act, 1997. The Company is considering its options including filing an appeal. There can be no assurance that our claim will be successful or that we will receive any additional compensation from the GoI, or if we do receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the GoI, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

We must obtain telecommunications licenses from the Department of Telecommunications (“DoT”) to provide certain of our services. The DoT retains the right to modify the terms and conditions of our licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on our business and prospects. The DoT is empowered to revoke a license granted by it for any breach of the license conditions.

In December 2009, the DoT notified an amendment to the license condition making it mandatory to seek security clearance before placement of purchase orders for telecom equipments/software to be used in provisioning of telecom services. This amendment and subsequent notifications insisting that the licensees provide certain undertakings/certifications may result in substantial delays in creating capacity in our networks and in provisioning of services to customers, which may adversely affect the revenues and profitability of the Company.

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

Debt we have incurred could affect us.

We incurred additional debt in fiscal 2010 primarily to finance our capital expenditures. As of March 31, 2010, the outstanding principal amount of our indebtedness was Rs. 61, 596 million (US$ 1, 370 million) as opposed to Rs. 60,229 million as on March 31, 2009. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs.

The consequences on our financial condition and results of operations that could result from our debt include:

•	a limitation on our ability to obtain additional substantial debt financing;

•	accelerated maturity of some or all of our outstanding indebtedness in the event we are unable to meet the financial covenants contained in our debt agreements;

•

the allocation of a portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, such as capital expenditures, investments or dividends;

•	limitations on our ability to exploit lucrative large opportunities that arise in the market and are important for our growth and;

•	competitive disadvantage if our competitors do not have as much debt as us.

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

We have made substantial additional investments in new telecommunications projects, including in connection with technology upgrades and geographic expansion. We spent approximately Rs. 25,062 million (US$ 558 million) on capital expenditures in fiscal 2010 and we expect our capital expenditures in fiscal 2011 to be approximately Rs. 24,363 million. Our capital expenditures may increase in the future because of cost overruns or delays in our projects or as we strive to offer new services, improve our capabilities, and remain competitive. Uncertainty in the international financial markets, including the downturn in the United States sub-prime mortgage market and European sovereign debt crisis, may adversely affect our ability to obtain capital when needed or on terms that are attractive. Even if we are able to make all of our planned capital expenditures, telecommunications technology evolves rapidly so there can be no assurance that any of our investments in new technology will have a positive impact on our financial results.

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

The growth of telecommunications traffic is related to general economic growth and slowdowns in the economy could result in slower growth rates in telecommunications traffic. Economic slowdowns in India and the U.S. pose the greatest risk for us because approximately 27.19% and 18.06% of our operating revenues were from India and the United States, respectively, during fiscal 2010. Commencing in 2007 and continuing into 2010, the U.S. securities markets have experienced significant deterioration and volatility and the liquidity of U.S. credit markets have substantially tightened, which has had negative repercussions on the global economy. These developments could continue to present risks for an extended period of time for us, including a potential slowdown in our sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect our revenues as well, because the IT sector is a major contributor to our telephony and leased channel revenues.

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

We and you may be subject to potential losses arising out of risks associated with the conversion rates between the functional currency of the Company and other foreign currencies.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement will be impacted. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of the Shares in India.

Fluctuations in the exchange rates affect the respective functional currency amount of foreign currency settlements received by the Company from and paid by the Company to foreign telecommunication administrations, and payments for imported equipments and technology and on account of foreign currency borrowings.

You may not be able to enforce a judgment of a foreign court against us.

We are organized under the laws of India. All of our directors and officers are Indian nationals and all or a significant portion of the assets of all of the directors and officers and a substantial portion of our assets are located in India. As a result, it may be difficult for investors to effect service of process on us or such directors or officers outside India or to enforce judgments against them obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws.

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

As of March 31, 2010, 50.03% of our outstanding equity was held by Panatone Finvest Limited and other Tata group companies, and 26.12% was held by the GoI. Panatone Finvest Limited, certain other Tata group companies and the GoI are parties to a Shareholders’ Agreement (the “SHA”) pursuant to which they have agreed on certain matters with respect to our governance and operation, including the composition and election of our board of directors. As a result of their equity holdings and the SHA, Panatone Finvest Limited and the GoI together control all matters submitted to shareholders, including the election of directors. They also have significant control over the matters that come up for consideration at the meetings of our board of directors. There can be no assurance that the interests of Panatone Finvest Limited and the GoI will not differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the GoI of our shares may adversely affect our share price.

As of March 31, 2010, the GoI’s stake in our Company was 26.12%. If or when the GoI decides to reduce its stake in our Company, the manner in which the GoI decides to reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the price of the Shares.

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

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (representing 21% of the issued and outstanding Shares) as of March 31, 2002 to approximately 21 million (representing 7.48% of the issued and outstanding Shares) as of March 31, 2010. This may affect the liquidity of the market for the ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Shares to trade at a discount or premium relative to the market price of the ADSs.

Although the GoI permits two-way fungibility of ADSs, this is still subject to sectoral caps under regulations governing foreign direct investment (“FDI”) in India, compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993, periodic guidelines issued by the GoI and registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Shares to trade at a discount or premium to the ADSs.

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

Our operations and profitability may be adversely affected if the funding required for the plans is delayed.

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

The functional currency of Tata Communications India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries, TCSAI and VSNL SNOSPV Pte Ltd. is the United States Dollar and that of all other subsidiaries, the currency in the country of incorporation. We incur network and other expenses and sell our products/services in various countries outside India. Moreover, we have outstanding foreign currency denominated debt and hence we are sensitive to fluctuations in foreign currency exchange rates. Adverse changes in exchange rates may have a material adverse effect on our revenues, other income, and cost of services sold, gross margin and net income, and hence may have an impact on our business, operating results and financial condition.

Also we expect that a majority of our transactions, both revenue and a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be in foreign currencies, including the U.S. dollar, the Great Britain Pound, the Euro and the Canadian dollar, for the foreseeable future. Consequently, we expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations in the future as well.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and payables and loan to International Subsidiaries from India denominated in foreign currencies. These derivative financial instruments may not be able to offset in full the foreign exchange losses, if any.

Additionally, our hedging activities may also result in losses due to volatility in foreign currency markets and timing of hedging activity. Such fluctuations in foreign currency exchange rates may have an impact on our business, operating results and financial condition.

The U.S. financial markets have experienced significant deterioration and volatility recently, which has had negative repercussions on the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and continuing into 2010, certain adverse financial developments have impacted the U.S. and global financial markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers in the financial sector.

As the economy continues to worsen, our profitability may be adversely impacted by an increase in bad debts.

The Company sells to a large number of customers, across many countries, ranging from government backed agencies and large wholesalers to enterprises. An economic slowdown may impact the ability of some of these customers to continue to trade, which in turn may result in losses from writing these debts off. Although risk management processes are in place to manage this risk, and provisions are established for debts that may not be recoverable we cannot be certain that there will not be further losses above those already provided for.

Our operations and profitability may be adversely affected by decisions taken by revenue authorities in various jurisdictions in which we operate which are beyond our control.

The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and earnings per share. Claims, regardless of their merits or their outcome, are costly, divert management attention, and may adversely affect our reputation.

The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which enable us to ensure that our revenues and capital gains do not incur a double tax charge. If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Company is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could have a materially adverse effect on our financial condition and results of operations, as could a negative outcome of a tax dispute or failure of tax authorities to agree through competent authority proceedings.

Emerging markets are an important part of our business plans. As we continue to develop our business in emerging markets, we may face challenges unique to emerging markets that could adversely impact our operations and / or profitability.

The development of our business in emerging markets may be a critical factor in determining our future ability to sustain or increase the level of our global revenues. Challenges that arise in relation to the development of the business in emerging markets include, but are not limited to, more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local law/regulation and not being able to recruit sufficient personnel with appropriate skills and experience. The failure to exploit potential opportunities appropriately in emerging markets may have a materially adverse effect on our financial condition and results of operations.

Acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful.

We seek acquisitions of complementary businesses, technology licensing arrangements, strategic alliances and collaborations to expand our product portfolio and geographical presence as part of our business strategy. Examples of such recent strategic acquisitions, arrangements, collaborations and alliances include:

•	Acquisition of BT’s Mosaic business to accelerate our Media and Entertainment capability.

•

Collaboration with BIX, Etisalat, Mobily, Nawras and Qtel to construct, operate and maintain the TGN-Gulf undersea cable system which will connect Mumbai with Bahrain, Oman, Qatar, Saudi Arabia and UAE;

•	Collaboration with Mobily to construct, operate and maintain a branch on the TGN-Eurasia undersea cable system to connect Saudi Arabia with Mumbai and Marseille, France;

•	Telepresence inter-connection agreement with British Telecom and Telefonica to enable inter-carrier Telepresence sessions between each company’s respective customers; and

•	Collaboration with Starwood Hotels, American Express Travel, Carlson Wagonlit Travel and Sabre to offer public Telepresence room services to corporate customers.

•	Agreement with BitGravity Inc. for the development of CDN technology.

We may not complete these types of transactions or collaborative projects in a timely manner, on a cost-effective basis, or at all, and may not realise the expected benefits of any acquisition, licensing arrangement or strategic alliance. Other companies may also compete with us for these opportunities. The success of such current and future arrangements is largely dependent on the technology and other intellectual property we acquire and the resources, efforts and skills of our partners. Disputes and difficulties in such relationships may arise, often due to conflicting priorities or conflicts of interest which may erode or eliminate the benefits of these alliances if, for example, the agreements are terminated; insufficient financial or other resources are made available to the alliances; intellectual property is negatively impacted; obligations are not performed as expected; controls and commercial limitations are imposed over the marketing and promotion of products to be co-developed; or challenges in achieving commercial success of the product are encountered during the development process. Also, under many of our strategic alliances, we make milestone payments well in advance of commissioning of the cable system, with no assurance that we will ever recoup those payments. If these types of transactions are unsuccessful, this may have an adverse effect on our financial condition and results of operations.

In addition, integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as have a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration of our credit rating, increased borrowing costs and interest expense.

Our increasing reliance on outsourced personnel to develop and maintain our internal IT infrastructure could, if not properly managed, result in a disruption of critical internal services and as a result, adversely affect our operations

We are dependent on effective information technology (IT) systems. These systems support key business functions such as our R&D and billing capabilities, and are an important means of internal communication and communication with customers and suppliers. Any significant disruption of these IT systems or the failure of new IT systems to integrate with existing IT systems could materially and adversely affect our operations. We also have a number of outsourcing arrangements in respect of critical processes, services and the support of our IT infrastructure and our increasing dependency on these outsource providers could impact on our ability to deliver on business targets and to maintain our compliance status and reputation. Risk associated with outsource providers is mitigated by our contracting approach which enables us to monitor closely any degradation in services and enact staged remedies.

The Company is engaged in continuous productivity initiatives aimed at making the Company more profitable and its operations more efficient. Failure of one or all of these initiatives or mismanagement of the same may have a material adverse affect on our operations and/or profitability.

We are implementing various productivity initiatives and restructuring programmes, with the aim of enhancing the long-term efficiency of the business. However, the anticipated cost savings and other benefits are based on preliminary estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the communications industry or our operations, including new business developments, wage and price increases and other factors. If inappropriately managed the expected value of the initiative can be lost through low employee morale and hence productivity, increased absence levels and industrial action. Our failure to implement successfully these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation and engagement, talent management and recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could have a materially adverse effect on our financial condition, results of operations and reputation.

Our operations and/or profitability could be adversely affected by the increase in environmental legislation worldwide which may result in an increase in our cost of compliance.

We integrate core values of environmental protection into our business strategy to add value to the business, manage risk and enhance our reputation. We are subject to laws and regulations concerning the environment, safety matters, regulation of product safety in the countries where we sell our products and/or services or otherwise operate our business. These requirements include regulation of the handling, transportation, use and disposal of materials used in our business, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to (i) possible releases of hazardous substances (such as fuel from our storage tanks or acid from battery accumulators) into the environment which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater and (ii) possible damage due to the removal of certain decommissioned submarine fibre optic cables which could require remediation and/or rectification. Under certain laws, we may be required to remediate contamination at third party sites, or at certain of our properties regardless of whether the contamination was caused by us, or by previous occupants of the property.

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

The amount of goodwill and other intangible assets on our consolidated balance sheet amounts to 5% of the Company’s total assets. Although no significant impairments are currently anticipated, any future diminution in the enterprise value of the reporting business unit may lead to material impairment charges. We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill is subject to impairment review at least annually. Other long-lived assets are reviewed for impairment atleast annually or when there is an indication that an impairment may have occurred. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see “Item 5 Operating Results—Critical Accounting Policies —Impairment of Long-Lived Assets and Valuation of Goodwill” and “Item 18 Financial Statements”.

ITEM 4.	INFORMATION ON THE COMPANY

Tata Communications Limited, formerly known as Videsh Sanchar Nigam Limited, is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and colocation space worldwide. Incorporated in 1986, the Company has quickly become a significant global player in the highly competitive telecommunications industry. Over the past several years, the Company has restructured itself from a pure long distance service provider in India to one of the leading integrated communications solutions providers globally. The Company has transformed itself into a global player through a series of organic as well as inorganic growth strategies, while maintaining its focus on wholesale voice services.

Today, the Company is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks in the world. The Company’s customer base includes approximately 1,600 global carriers and service providers, 785 mobile operators, 10,000 enterprises, 275,000 broadband and internet subscribers and 500 Wi-Fi public hotspots. The Company’s global transmission network of over 210,000 route kilometers and its IP core with over 400 points of presence, enable a range of services that include traditional TDM voice, VOIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centre, co-location, managed network, managed services, managed hosting, managed storage, mobile signaling and other IP-related services.

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

History and Development of the Company

The Company was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act. On April 1, 1986, the Company assumed control and management of all of the assets, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the Government of India. The Company was wholly owned by the Government of India until 1992 at which time the Government of India sold 12 million shares it owned in the Company to various financial institutions in India. During 1997 and 1999, the Government also sold some of its equity holdings in the Company through the issuance of global depositary receipts (“GDRs”).These GDRs were converted into ADRs (also referred to herein as American Depository Shares or ADS) upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

In February 2002, through a competitive bidding process, the Government of India selected Panatone Finvest Ltd., a Tata Group company, as the strategic partner for the sale and purchase of 25% of the then outstanding voting capital of the Company from the Government of India. By virtue of this transaction, the Government of India’s holdings in the Company were reduced to 27.97% and the Company ceased to be a Government of India enterprise. Other Tata companies have since made open market purchases of the Company’s equity shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2010 was approximately 50.03% and that of the Government of India was approximately 26.12%.

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

•

On February 13, 2006, the Company acquired Teleglobe International Holdings Limited (“Teleglobe”). Teleglobe provided international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services.

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

•

In May 2008, the Company entered into a CDN Partnership Agreement with BitGravity, Inc. to establish a revenue share arrangement with BitGravity. BitGravity has built a next generation CDN technology for the broadcasting industry and large file download applications, which is optimized to deliver HD-quality video on demand, live broadcasts, gaming downloads and applications for the Internet. The Company has installed a CDN platform in Europe, Asia, India and North America (a total of 17 CDN nodes) which are owned and operated by the Company but equipped with BitGravity CDN technology. In August 2008, the Company invested $11.5 million in convertible debt issued by BitGravity Inc. On December 14, 2009, the Company acquired equity shares in BitGravity Inc. representing an equity interest of 22.86% for consideration of approximately $1.4 million. On September 19, 2010, the Company acquired another 22.86% of the outstanding equity shares of BitGravity Inc for approximately $1.4 million.

•

On January 16, 2010, the Company through its UK subsidiary, Tata Communications (UK) Ltd., completed its purchase of the business and assets of the Cosmos business of British Telecommunications PLC (“BT Mosaic”) for cash consideration of $3.2 million. BT Mosaic offers an on-demand digital media management platform that manages content and workflow from production to distribution across collaborative market ecosystems (the “Services”), and provides equipment and professional services exclusively relating to the Services.

During fiscal 2008, the Company changed its name from VSNL to Tata Communications Limited. In fiscal 2008, the Company also signed a Brand Equity and Business Promotion Agreement (the “BEBP Agreement”) with Tata Sons Limited, the owners of the intellectual property rights for the brand and corporate name “Tata”. On 13 February 2008, the Company launched its new identity and brand name worldwide, integrating the former VSNL, VSNL International, Teleglobe and CIPRIS brands. In February 2010, 33 subsidiaries of Tata Communications Limited entered into the BEBP Agreement with Tata Sons Limited. The Company and its various wholly-owned subsidiaries world-wide operate under the single unified brand name of “Tata Communications”.

Business Strategy

The Company’s vision is to deliver a new world of communications to advance the reach and leadership of its customers. Its strategy is to build leading-edge IP-leveraged solutions advanced by its unmatched global infrastructure and leadership position in India and other markets where it competes. To this end, the Company provides a differentiated choice to retail, service provider and enterprise customers. That differentiated choice offers a growing range of services utilizing Internet protocol and other leading edge technologies and world class managed service offerings in established, emerging and underserved markets.

Adapting Business Model to a Changing Environment

The international wholesale voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to emerging mobile, web telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session. As the industry continues to consolidate, wholesale traffic is expected to grow with a renewed focus on customer support and quality of service. The Company is therefore focused on continued automation of much of its transactional systems and processes to better support the wholesale business, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the coming years (mobile, web telephony, ISP/broadband operators).

In June 2009, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., entered into a major global voice strategic agreement with the British Telecom Plc. The five-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. Under the terms of the agreement, the Company became BT’s exclusive supplier of International Direct Dial (IDD) outside BT’s own footprint countries (excluding some specific key accounts) and BT became Tata Communication’s IDD sales channel for its non-major and non-strategic accounts in the UK. This sales channel could be expanded into a few other European countries if BT achieves pre-established targets in the UK. This agreement represented approximately 6 billion minutes per year that the Company is managing on behalf of BT representing approximately a 20% increase of the Company’s voice traffic volumes in fiscal 2009.

Continuing Leadership in India

Currently, the Company has leading market shares in voice and data transmission in India. In wholesale voice, the Company commands a 52.5% market share in the ILD segment. In enterprise data services, the Company is the market leader with an over 20% market share.

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

Growth in Managed Services

The Company has introduced a number of Managed Services as part of its offerings to enterprise customers on a global basis. Revenue from Managed Services has grown 30% in fiscal 2010 as against fiscal 2009. These services include:

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

The following is a breakdown of the Company’s revenues by geography:

For the fiscal years ended:	March 31, 2008		March 31, 2009		March 31, 2010
	(In millions)
India	Rs.	35,448	Rs.	31,984	Rs.	28,847	US$	642
United States Of America		17,817		16,683		19,159		426
United Kingdom		5,306		6,791		11,637		259
Canada		4,349		3,976		4,274		95
Rest of the world		19,411		37,861		42,163		938

Total	Rs.	82,331	Rs.	97,295	Rs.	106,080	US$	2,360

Africa

In 2008, the Company entered the South African market as a strategic partner to Neotel. The Company is also an anchor tenant on the privately owned SEACOM cable system, which will have landing sites in South Africa, Mozambique, Tanzania and Kenya in Africa, in Mumbai, India, and in Marseille, France. The Company through its 100% owned subsidiary TCTS, a leading provider of business transformation, telecom BPO and consultancy services, also manages the network administration, operations and maintenance functions of this SEACOM cable system. The Company is also actively pursuing partnerships in key African countries. In September 2009, the Company announced a partnership with AccessKenya to launch a Tier 1 Internet Point of Presence in Kenya and in May 2010 announced a partnership with Infinity Africa to expand the reach of its IP network further into East Africa

Asia

On August 18, 2009, the Company announced the completed installation, testing and commissioning of the TGN-Intra Asia (TGN-IA) Cable System, a 6700 km Undersea Cable System connecting Singapore, Hong Kong, Tokyo, Vietnam and the Philippines. The Company also has network and commercial network partnerships in Thailand, Nepal, Phillipines, Korea, Vietnam, Singapore, Indonesia and Malaysia. In September 2010, the Company opened a 66,000 sq ft data centre in Singapore to provide increased capacity for both domestic and international firms.

In 2008, the Company entered into an equity joint venture agreement with the shareholders of China Enterprise Corporation Ltd. (“CEC”) under which the Company agreed to acquire a 50% ownership interest in CEC. On September 10, 2009 the Company announced that it extended its Ethernet service portfolio into China to provide market-leading Ethernet services to global enterprises and carriers wanting to connect China with major global business centers worldwide. In June 2010, the Company and the shareholders of CEC jointly withdrew their equity joint venture application with the Chinese Government and mutually agreed to terminate the various agreements regarding Tata Communications’ proposed equity investment in CEC while continuing their existing network services co-operation relationship.

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

On March 2, 2009, the Company announced that it will begin offering enterprise network services in the UAE and that it had entered into a partnership agreement with Etisalat to extend its reach by offering Layer-2 Global Ethernet services into and out of the UAE. Furthermore, on June 8, 2009, the Company announced a strategic alliance with Qtel that will strengthen both companies’ network reach in the region and internationally. The Company also has other commercial network partnerships in Bahrain, Kuwait, Oman, Saudi Arabia, Egypt, Morocco and Turkey for the provision of telecommunication services. In fiscal 2010 the Company signed strategic partnership agreements with several of the major telecommunications operators in the Middle East to construct a new cable system into the Gulf which will connect the Region directly to the world’s major business hubs and city centers via Tata’s Global Network (the TGN).

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

Discussion on Climate Change

It is now generally accepted that the use of fossil energy sources and the related greenhouse gas (GHG) emissions lead to an increase of carbon dioxide (CO2) in the atmosphere and related adverse effects on the global climate. While the telecommunications industry is not as energy-intensive as other sectors, energy efficiency and GHG emissions reduction are important for the long-term success of the Company. Both our business and our operations will be affected by the growing effects of a changing climate in many regions. One obvious effect will be an increase in electricity and the day-to-day operations costs of our facilities. With energy, GHG emissions and water being growing cost factors, efficiency improvements and alternate sources have become important drivers for cost reduction.

To further increase energy efficiency and continue to reduce GHG emissions, we have established a Health, Safety and Environment (HSE) Council to review the health, safety and environmental matters impacting the Company and the communities in which we operate. The Council is tasked with establishing a comprehensive energy management system, including control and auditing procedures and energy standards for the Company’s buildings and equipment.

HSE performance data will be collected, validated and consolidated using a uniform tool. This data will be used for management purposes as well as for external reporting in line with international reporting standards. HSE auditing is an integral part of the corporate control process, assuring the Company of adequate systems to ensure legal compliance, consistent HSE standards, and suitable and effective measures for maintaining a high level of health, safety and environmental protection.

The HSE Council is an independent group reporting into the Global Management Committee, and exercises governance on behalf of the GMC. It will coordinate all HSE activities, propose Company-wide policies and practices, and define valid procedures for use across business units. The basis of this coordination is its committee structure, which includes both the Corporate HSE Steering Committee and the Corporate HSE Coordination Committee. The former is responsible for corporate HSE policy, strategy, guidelines and the HSE audit program while the latter fulfils advisory/coordination functions - defining and revising corporate HSE guidelines and coordinating and facilitating training, as well as discussing new legislative trends and exchanging knowledge.

Principal Activities

The Company is a leading global communications company offering a broad range of integrated communications services in the following three segments: Wholesale Voice, Enterprise and Carrier Data and Others.

Set out below is a break-down of the Company’s revenues by segment:

	For the fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Wholesale Voice	Rs.	46,687	Rs.	50,207	Rs.	56,855	US$	1,265
Enterprise and Carrier Data	Rs.	18,809	Rs.	25,184	Rs.	25,325	US$	563
Other	Rs.	16,835	Rs.	21,904	Rs.	23,900	US$	532

Total	Rs.	82,331	Rs.	97,295	Rs.	106,080	US$	2,360

Wholesale Voice

The Company derives a substantial portion of its revenue from Wholesale Voice which it provides primarily to telecommunications carriers for the delivery of international calls to over 240 countries and territories (greater than 1,000 destinations).

The Company is the leading wholesale voice solutions provider in the world, with an estimated 14.1% market share of international wholesale voice traffic. The Company fully owns and operates one of the largest international voice networks with coverage in more than 240 countries and territories. It maintains over 480 direct and bilateral relationships with leading international voice telecommunication providers. Transporting more than 32.6 billion minutes annually, the Company has a wide range of customers that can be divided into 3 main categories: Mobile, Broadband and Carriers. In addition, the Company is the worldwide leader in international access voice services (toll-free, home country direct (“HCD”) and local number services) as well as being a leading provider for other value-added services worldwide, such as ISDN, audiotext, operator, managed calling cards solution, voice peering and the newly launched IPX.

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

•

Wholesale Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries around the world. ITFS offers coverage from over 100 countries, UIFN from 45 countries, Local Number Services from 40 countries and HCD from over 110 countries.

•	UIFN (Universal International Free Phone Service). Sometimes referred to as a “Universal 800” or “Global 800” number. This service is available in over 45 participating countries.

•	Managed Calling Cards Solution. Enables carriers to have a private-label prepaid calling service with products and rate plans customized to their markets.

•

Audiotext. Provides transport traffic to destination numbers promoted by content providers in various countries for voice, data and/or online information services which may be accessed via the international public telephone network.

•	ISDN. Provides a high-quality, high-speed, clear channel data solution that delivers data connectivity to over 120 countries and is ideal for video conferencing applications.

•	Operator. Services allow end-users to originate operator-assisted calls (collect and sent paid) to and from Canada.

Enterprise and Carrier Data Business

The Company is one of the world’s largest providers of data services, primarily focusing on International and National Private Leased Circuit (IPLC and NPLC) services and IP transit services. The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, and into and out of India. As a Tier 1 ISP, the Company operates one of the largest IP networks in the world with points of presence around the globe. The company also provides network services and managed services to cater to the business needs of the top global multinational corporations across the world.

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

•

Data Center Infrastructure and Application Services. The Company provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in the Company’s data centers across India and the world whilst connecting to the Company’s global network backbone. The company operates more than 1 million sq. ft. of space in data centers and colocation facilities across three continents.

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. The Company operates 118 points of presence in fiscal 2010 to deliver the service across various locations within India. The Company also offers international VPN services across 65 countries and through VNO extended coverage to over 200 countries.

•

Global and Pan-India Ethernet Service. The Company offers metro, national and global Ethernet services to essentially the same footprint as its Global VPN Services. The MEF certified Ethernet services are offered on both a SDH/SONET and MPLS platform.

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

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of worldwide virtual meeting room services through managed telepresence services for an enterprise’s private telepresence networks and also has a complementary global network of telepresence public rooms with 17 currently active public rooms across the world. The Company’s telepresence exchange service is the first in the world to deliver both private and public Cisco telepresence rooms to business globally, providing a broader ecosystem of connected rooms for enterprises and their partners.

•

Media management platform. The Company unveiled Mosaic, its media management platform in 2010. With its cloud-based media management, Mosaic helps media customers improve cross enterprise collaboration for content creation management and multi-format delivery. It helps enterprises to deliver innovative services that meet rapidly changing consumer demands, maintain and expand audience numbers and provides the flexibility of an open operating environment and lower production costs.

•

Global video network – Video Connect. The Company launched the world’s leading dedicated global video network called Video Connect, designed to help broadcasters, studios and production houses deliver video content flexibly and cost effectively to media hotspots worldwide. It also enables permanent availability of bandwidth and seamless transmission of video at constant bit rates ensuring round the clock system availability along with analytics to provide reports on video quality.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global points of presence over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national points of presence on a high-capacity network. These services are sold as leases or as standard 15-year IRUs (Indefeasible Rights of Use). The Company’s global IP network called the Tata Global Network (TGN) is comprised of one of the most advanced and largest submarine cable networks, which connects over 240 countries with more than 200,000 km of terrestrial and submarine optic fibers. The Company builds and operates its own global ring of cable systems and is also a part of 80 other consortiums and private cables.

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

National Long Distance (“NLD”)

The Company has a national network of about 41,000 route kilometers for national long distance services in India.

Mobility Services

The Company’s mobility services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings offered in application service provider mode. The Company’s mobility services include:

•

Wireless Global Roaming. The Company offers a Wireless Global Roaming Service (“WGR”) to mobile network operators. It allows for the interconnection of signaling between different operating standards, such as the American National Standards Institute (“ANSI”) and International Telecommunications Union-Technical (“ITU-T”). It is predominantly used for international roaming of subscribers between networks using either GSM or iDEN™ technologies.

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

•	Managed Roaming Service (Steering of Roaming). The Managed Roaming service enables Operators to steer their outbound roaming subscribers to preferred networks.

•

Intelligent CAMEL eXchange (ICX). ICX provides a single point of connectivity for an extensive CAMEL footprint, while allowing Mobile Network Operators to maintain bilateral roaming agreements. Offered as a managed service, ICX is an end-to-end service, whose scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners.

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

Retail and Small Business Services

A brief description of some of the larger retail and small business services provided by the Company is set forth below:

•

Calling Cards. The company offers a retail International Calling Service in seven countries, namely the UK, the US, Canada, Hong Kong, Singapore, Germany and France. The Company also provides white labeled services for calling cards of other operators by providing sharing of our IN-platform/infrastructure. The service is primarily sold on the web and it is intended for the South Asian Communities to call back home when traveling abroad in these markets.

•

Gateway Internet Access Services. The Company offers an enhanced integrated dial up Internet service combining multiple services like Internet access, net telephony and value-added services, to customers who are typically households and small businesses.

•	Broadband through Metro Ethernet. The Company provides broadband services using metro Ethernet technology, which enables data transfers at high speeds.

•	Broadband through DSL. The Company provides Internet access using digital subscriber line technology, which provides bandwidth of up to 11 Mbps.

•	Broadband through WIMAX. The Company currently provides Internet access using Fixed Wimax (802.16d) technology.

•	Internet Leased Line Circuits. The Company provides Internet leased lines, which are a high speed, flexible bandwidth solutions that provide constant internet access.

•	Net Access using Wi-Fi. The Company provides Wi-Fi, or Wireless Fidelity, with approximately 500 sites across India presently connected.

•

Internet Telephony. The Company offers voice telephony over the Internet using Voice over Internet Protocol (“VoIP”), including enhanced features like flexibility in billing and plans and superior voice quality.

•	Content Services. For its customers, the Company provides a range of content services, which include applications, audio and video services.

The auction of spectrum for Broadband Wireless Access (BWA) services was conducted during June 2010. The winning bids, in the Company’s opinion, were in excess of what current broadband business cases could support, and seemed to reflect the effects of a perceived scarcity of spectrum combined with the limited number of slots being auctioned. The Company’s immediate focus would be to leverage synergies with enterprise play (including managed services, SaaS and cloud computing) with emphasis on the Small and Medium Business (SMB) market. The Company would await developments to evaluate future opportunities in the retail segment.

Payments to and from Foreign Administrations or Carriers

The Company has entered into telecommunication agreements with more than 325 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls, and by the foreign administrations or carriers to the Company for the use of its facilities (and the domestic Indian networks) in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is generally in accordance with International Telecommunication Union (“ITU”) recommendations. Based on the accounting rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic and receives payments from such administration or carrier for incoming traffic. Settlements between the Company and the major carriers are generally made monthly, although settlements for long-term reciprocal traffic exchange relationships (otherwise referred to as bi-laterals) are made quarterly or annually. Settlements are made on a net basis at the applicable settlement rate. Exchange of network capacity with other telecommunications service providers are recorded as non-monetary transactions and measured at the carrying value of the capacities exchanged by the Company.

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

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. The Company is required to pay termination charges of Rs. 0.40 per minute for international incoming traffic to India. The rates for outgoing international traffic are not regulated and are determined between the parties.

License Fees and Tariffs

ILD and NLD Licenses

Under the Company’s ILD and NLD licenses, a license fee is payable annually in an amount equal to 6% of the adjusted gross revenues from the Company’s ILD and NLD services, respectively.

In fiscal 2005, the Company filed a dispute with the Department of Telecommunications in India (“DoT”) because the DoT was including certain income (e.g., investment and interest income, income from the sale of property, plant equipment, foreign exchange gains and other non-operating income) and excluding certain deductible expenses (e.g., bandwidth and other network related costs) while calculating adjusted gross revenues for purposes of the license fees. The DoT refused to consider the Company’s arguments.

In fiscal 2005, the Company filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”) to obtain the TDSAT’s opinion on whether or not the DoT’s basis of determining the license fee was correct. In August 2007, the TDSAT ruled that license fees were not payable on certain income, such as income from investments, the sale of immovable property, plant and equipment, foreign exchange gains and other non-operating income. The TDSAT also ruled, however, that bandwidth and other similar network costs incurred by the Company should not be deducted from gross revenues when computing the Company’s license fees.

The Company filed an appeal in the Supreme Court of India challenging the TDSAT decision regarding not being able to deduct certain expenses from the calculation of adjusted gross revenues.

As a result of the TDSAT ruling above, the DoT made a demand against the Company in January 2008 for fiscals 2003, 2004 and 2005 of Rs. 2,950 million for (a) an additional payment of license fees of Rs. 830 million, (b) compounded interest of Rs. 910 million on unpaid license fees, (c) penalty and interest on penalty of Rs. 772.5 million and Rs. 377.5 million, respectively; and (d) an excess claim of Rs. 60 million, which has been adjusted against the demands in the subsequent years.

In January 2008, the Company paid the entire Rs. 2,950 million to the DoT, which was recorded as a license fee paid under protest. The additional license fee and interest totaling Rs. 1,740 million (the sum of (a) and (b) above) has been accrued as a liability by recognizing the same as an expense. This accrued liability of Rs. 1,740 million has not been offset against the payment of Rs. 2,950 million pending the outcome of the Company’s challenge of the TDSAT decision in the Supreme Court.

The Company had also challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and passed the ruling in favour of the Company striking the penalty provisions in the license agreement. Consequently Rs.1, 150 million becomes refundable by DoT. DoT has disputed TDSAT’s order in the Supreme Court.

In fiscal 2010, DoT completed their assessment for fiscal 2006 and raised a demand of Rs. 1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellenous income; b) penalty and interest thereon is not applicable on a shoftfall of a license fee; c) a deductions in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to Rs. 50.83 million including interest up to September 2010.

The Company intends to challenge the TDSAT order in respect of the disallowance of cost items before the Honourable Supreme Court, where similar disputes for the previous years are pending. The Company also intends to file a seperate petition in TDSAT for adjustment for an excess amount paid against proposed ISP VPN licenses.

License fees under the ISP with Internet Telephony (restricted) license

The Company pays an annual license fee to the DoT under its ISP with Internet Telephony (restricted) license in an amount of 6% of AGR. AGR has been defined as gross revenue including certain revenues and excluding certain charges. The Company paid license fees of approximately Rs. 47 million for fiscals 2008, 2009 and 2010, representing 6% of AGR excluding income from non-licensed and financial activities, consistent with the Company’s position that it should be permitted to exclude non-ISP related revenue. The Company, however, has made a provision of approximately Rs. 31 million in the event the DoT and TDSAT decide against the Company’s position.

Tariffs for IPLC (Half Circuits)

In 2006, the TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs. 1.3 million, Rs. 10.4 million and Rs. 29.9 million per annum, respectively. Subsequently, the DoT permitted the resale of IPLC services, although it is not clear if any resellers have begun operations. Further, in June 2007, the TRAI directed owners of cable landing stations to allow eligible Indian international telecommunication entities to access international submarine cable capacity on any submarine cable system. This resulted in full capacity landing by eligible Indian international telecommunication entities, which may also result in a reduction in prices of IPLC services.

Domestic Leased Circuit Tariffs

In 2005, the TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at Rs. 0.85 million, Rs. 6.16 million and Rs. 16.5 million per annum, respectively.

Sales and Marketing

Wholesale Voice

The Company’s global Wholesale Voice business unit is focused on international voice solutions, which are provided to mobile operators, broadband operators, web portals and carrier customers. The Global Voice Solutions (“GVS”) sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with local/regional service provider customers in order for them to sell voice solutions to their end users. The GVS sales team is also responsible for securing supply capacity in support of voice termination services around the world. The team is comprised of a global organization, maintaining a local presence in key markets around the globe. The Global Voice marketing team is engaged in new product development as well as managing existing product operations to meet customer and market requirements.

Enterprise and Carrier Data

Enterprise Data

The Company’s Enterprise Data business unit provides a suite of managed network and connectivity solutions, managed services (including managed infrastructure) and applications services to enterprises worldwide to meet their business needs and growth requirements with a focus on specializing in emerging markets. The business needs of enterprises are taken into consideration as our global product management organization develops, launches and broadens enterprise services in all markets. Each region has a direct and an indirect (Channel Partner) strategy, and through well defined strategies, the Company provides solutions that meet the needs of enterprise customers on a regional as well as global basis.

In India, the Enterprise Business Unit is structured to service differentiated segments via different pan-India sales groups. Large corporate and government customers are addressed by a direct sales team, whereas enterprise services to medium enterprises are led through an indirect or channel partner model A specialized channel sales and enablement team manages approximately 150 channel partners to provide network services and managed services to the target segment.

Internationally, the Enterprise Business Unit is managed in each region through the Tata Communications’ direct and indirect teams located in the Americas, Europe and Africa, the Middle East and North Africa (MENA), and Asia. These teams are focused on providing network services and managed services to cater to the business needs of the top 2,000 global multinational corporations as well as the fast growing emerging enterprises in those regions. In addition, the Company presence in these geographies is being expanded by leveraging the regional and global partners (system integrators and IT partners) to serve some of the large corporations as well as mid-tier enterprises in these markets.

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

Others

The Retail and Small Business unit primarily caters to retail and small business customers in India which primarily consist of individuals, small/home offices and small and medium sized enterprises. The large range of the products of this unit is standardized for mass usage and is not specifically tailored services. Some products like Internet Leased Lines and Internet Telephony though have a certain degree of customization.

The products are largely sold through a direct sales channel. Alternate channels like direct selling associates, channel partners and online are also available. The unit places specific emphasis on creating awareness and educating prospective customers about the Company’s products.

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

Asia-Pacific Region

The Company holds all necessary telecommunications and other licenses that permit it to own and operate assets in key countries and regions, including Taiwan, Japan, Hong Kong and Singapore.

Other Markets

The Company is also subject to regulation in several other countries throughout the world in connection with its subsea cable, carrier services and other telecommunications service activities. In these jurisdictions, the Company’s local operating entities hold non-exclusive licenses or operate pursuant to general authorization.

Organizational Structure

The Company is partially owned by some of the Tata companies. The Tata companies are 100 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are one of India’s largest and most respected business conglomerates, with revenues of approximately US $70.8 billion in fiscal 2009. The Tata companies collectively employ over 363,039 people. The Tata companies have operations in more than 80 countries and export products and services to 85 countries.

As of March 31, 2010, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.03% of the outstanding equity of the Company, and the Government of India held 26.12 percent. See above under the heading “History and Development of the Company”.

As of September 30, 2010, the Company and its subsidiaries (including its joint ventures but excluding stock held for investment purposes only) included the following legal entities:

Tata Communications Limited
Cochin Submarine Cable Depot (India) Pvt. Ltd. (40% held by TCL)
United Telecom Limited (Nepal Company) (26.66% held by TCL)
Tata Communications Services (America) Inc
Tata Communications Transformation Services Ltd
Tata Communications Internet Services Ltd
Tata Communications International Pte Ltd
Tata Communications Banking InfraSolutions Limited
Tata Communications Lanka Limited (90% held by TCL)
VSNL SNOSPV Pte Ltd
S&A Internet Services Private Limited
TLGB Luxembourg Holdings sarl (In Liquidation)
Teleglobe International Luxembourg sarl (In Liquidation)
Tata Communications (Bermuda) Ltd
Tata Communications (Australia) Pty Ltd
Tata Communications (Japan) KK
Tata Communications (Puerto Rico) Inc
Tata Communications (Netherlands) BV
Tata Communications (Hong Kong) Limited
Tata Communications (Middle East) FZ-LLC
Tata Communications (Taiwan) Ltd
Sepco Communications (Pty) Limited[3]
Neotel (Pty) Limited[4]
Tata Communications Services (Bermuda) Ltd
ITXC IP Holdings S.a r.l.
Teleglobe Asia Pte Ltd
Tata Communications (Nordic) AS
Tata Communications (Canada) ULC
Tata Communications (Russia) LLC
Tata Communications (France) SAS
Videsh Sanchar Nigam Spain srl
Tata Communications (UK) Limited
Tata Communications Deutschland GmbH
Tata Communications (Italy) srl
Tata Communications (Poland) Spz oo
Tata Communications (Sweden) AB
Tata Communications (Hungary) LLC
Tata Communications (US) Inc
Tata Communications (Belgium) SPRL
TCPoP Communication GmbH
Tata Communications (Portugal) Unipessoal Lda
Tata Communications (Switzerland) GmbH
VSNL International (ITXC) Corp
Tata Communications (Ireland) Ltd
Tata Communications (Guam) LLC[1]
Tata Communications (Portugal) Instalacao E Manutencao De Redes Lda[2]
Tata Communications (America) Inc
VSNL International (Global) Corp
VSNL International (IPCO) LLC

Notes

1. 1% owned by Tata Communications (Netherlands) BV
2. 50% owned by Tata Communications (Netherlands) BV
3. 27% holding by VSNL SNOSPV Pte Ltd.
4. 43% holding by VSNL SNOSPV Pte Ltd.

TCL - 01
TCL Group of Companies (excl. liquidation entities) - 37
TCL entities in liquidation - 02
Entities not in TCL Group - 09
Total nos. of entities in this chart - 49
(as at 31 August 2010)

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

Neotel (Pty) Limited (Equity method investee)

The Company through a wholly owned subsidiary incorporated in Singapore acquired 43.16% of SEPCO Communications Pty. Ltd (SEPCO), a company incorporated in South Africa, which in turn owns 51% in Neotel. In January 2009, the Company through the same wholly owned subsidiary in Singapore, acquired an additional 27% stake directly in Neotel. Neotel offers telecommunication services to the wholesale, enterprises and consumer segments. Neotel runs the first Next Generation Network and the first CDMA network of South Africa (SA).

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

The Company owns and operates five specific fiber-optic cable systems: TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S.A and a four-fiber pair linear submarine cable system from Japan to Guam. TGN-Pacific is the largest cable system across the Pacific in terms of activated and future capacity design; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S.A. and the UK; TGN-WER, which is a four-fiber pair ring cable system between Portugal, Spain and the UK and Tata Indicom Cable (TIC), which is a 3,100 km eight fiber pair submarine cable system between Chennai, India and Singapore. Additionally, in August 2009, the Company completed construction of a wholly-owned four fiber pair linear submarine cable system connecting Singapore, Hong Kong, and Tokyo (“TGN-Intra Asia”), which will also directly connect to partners in Vietnam and in the Philippines through branching units. The TGN-Intra Asia System has added over 1,100GBit/s lit capacity, which represents just 10% of Tata’s potential capacity on the system.

In order to meet fast growing bandwidth and diversity requirements in India, the Company has taken the initiative to invest in two new submarine cable systems between India and Europe linking Mumbai, India to Marseille, France. The first is a private system and will be known as TGN-Eurasia, which will have a minimum capacity of 1.28 Tbps and is expected to be completed in late 2010. The second is a shared system based upon the traditional consortium model and is known as IMEWE (India-Middle East-Western Europe), and is also expected to be operational in late 2010.

The Company has also secured IRU capacity in the SEA (South & East Africa) cable system (SEACOM). This system was built under a third party initiative and the main segment between South Africa and Mumbai, India was put into service in August 2009. As of August 2009, the SEACom system provides direct connectivity from South Africa and Eastern Africa to India, and will provide direct connectivity to Europe before the end of 2010.

The Company also has ownership in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) consortium cable, a medium capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company also has ownership in SEA-ME-WE4, a high capacity undersea cable system between France and Singapore which lands in 14 countries in Southeast Asia, the Middle East and Europe. Since going into service in 2005, this system has been upgraded twice and will soon undergo its final upgrade and is projected to be carrying its maximum amount of traffic by the end of 2010 or 2011.

The Company has ownership in the Asia Pacific Cable Network 2 (APCN2) consortium cable, a large capacity undersea optical fiber cable ring extending from Singapore to Japan via Hong Kong, the Philippines, South Korea, Taiwan and China which carries some of the Company’s voice, data and Internet traffic between those countries.

The Company has also invested in the South African Telephony-3 /South Asia Far East (SAT-3 /SAFE) undersea cable linking India and Malaysia in the East to Portugal in the West via South Africa. The total length of this link is 28,800 km with a design life of 25 years. The Company operates voice, data and Internet circuits on this undersea cable.

As part of its expansion in the Middle East, the Company is constructing a new TGN-Gulf cable system in partnership with several major telecommunications operators in the Middle East. The TGN Gulf cable on which work began during October 2009 and which will be completed in the second half of 2011, will act as a gateway to the TGN network connecting the region with reliable high speed bandwidth to all the key cities of the world.

In order to further meet fast growing bandwidth and diversity requirements from Africa to Europe and the USA, the Company has taken the initiative to invest in a new submarine cable system between South Africa and Europe, linking Cape Town, South Africa to London, U.K. along with 12 intermediate landings on the west coast of Africa and Europe. The system will be known as WACS (West Africa Cable System), and is expected to be completed during 2011.

The Company has secured IRU capacity in the PPC-1 (Pipe Pacific Cable 1) cable system that was completed and ready for service in late October 2009. The PPC-1 system provides direct connectivity from Guam to Sydney, Australia, and will address the growing needs of Australia for bandwidth and diversity.

The Company also has lesser ownership interests in various undersea consortium cables, including Trans-Pacific Cable-5 (connecting the U.S., Canada and Japan), Trans Atlantic-14 cable (connecting the UK, France, Germany and the U.S.), FLAG Europe-Asia Cable (connecting Europe and Asia), Japan-US Cable (connecting the U.S. and Japan), Asia Pacific Cable Network (connecting Singapore and Japan), Americas-2 Cable (connecting Caribbean and Latin American countries), Columbus-3 cable system (connecting Portugal and the U.S.A.) and a new cable Unity Cable between Japan and the USA planned to be in service by the end of 2010.

Points of Presence

The Company has equipped nodes in the Americas, Europe, the Middle East, Africa and Asia Pacific to provide and support the Company’s suite of products and services globally. Our coverage on VPN extends to 65 countries with 164 GVPN pops and NNIs and through our VNO, the Company extends service to over 200 countries. The Company also has over 223 IP Transit pops strategically located in 29 countries, 2270 G of IP backbone capacity that is spread over 5 continents. The Company is one of the top 10 Global Tier One Providers and within the top 10 Best Connected Network and 1400 Petabits of Internet traffic carried every month.

Property and Plants

In addition to the cables and switches described above, the Company’s infrastructure includes owned and leased property made up of cable station, collocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below (Note : IDCs, Admin offices, Telepresence rooms and Partnerships sites excluded)

Region	Square feet
North America	775,116
Europe	205,006
Asia-Pacific	81,107

The Company also has three large earth station teleports in Canada to operate in the Atlantic and Pacific Ocean Region and one small leased teleports in Denmark to operate in the Indian Ocean Region. From these sites, it currently accesses more than 15 different satellites and can use approximately 50 satellite earth station antennas.

Voice Switches

For NLD traffic in India, the Company operates 9 TDM switches and an NGN Voice network. For the Company’s ILD traffic, the Company operates TDM & NGN international switching facilities in 14 gateway locations, of which four are located in India, three in the U.S., two in Canada, and one in each of Madrid (Spain), London (U.K.), Frankfurt (Germany), Singapore and Sydney (Australia). All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of terrestrial fibre optic facilities, undersea cable links and satellite transmission facilities.

NGN

The Company has deployed and commissioned an NGN Voice network to cater to its NLD voice business. The infrastructure consists of soft-switches in Mumbai, Delhi and Chennai, India. The network was commissioned in July 2007 and its usage has now been extended to include international traffic.

Similarly, for its ILD traffic, the Company has deployed NGN Voice soft-switch components for international requirements in ten locations (Los Angeles, Newark, New York, Montreal, Toronto, London, Madrid, Frankfurt, Sydney and Singapore).

India Domestic Bandwidth Media, Access Network & Data Centers

Since 2002, the Company has deployed NLD connectivity with 196 points of presence on 39,668 segment wise STM-1 equivalent bandwidth. NLD augmentations have been implemented to meet the forecasted growth.

Wimax

The Company is deploying a wireless access network across India to address the last-mile access requirements of large enterprise, SMEs and retail businesses. The Company’s wireless access network is based on the state of the art Wimax technology in the 3.3 -3.4 GHz band. The Company’s deployment covers approximately 157 cities for enterprise coverage (via Wimax + MMDS) and three metro cities for retail broadband coverage with a combined total of approximately 1000 base stations. With this deployment, the Company now has extensive wireless coverage which will provide tremendous reach to its customers in these markets.

Data Centers

During fiscal 2010, the Company completed construction of approximately 62,623 square feet of usable area data center space in the cities of Mumbai, Chennai, Hyderabad and Delhi, India. In addition, the Company added over 10,000 square feet of data centre space in Highbridge, UK, Santa Clara and New York, USA. By 2011, the Company plans to add 21,606 square feet in Pune, India. The Company launched the first service provider data centre in Kolkata with over 5, 343 square feet of usable space.

In addition to increasing data centre capacity during fiscal 2010, the Company added enhancements to the existing hosting and storage services including clustering services, off-site tape storage services, support for IBM AIX systems and expanded availability of managed hosting services. By 2011, the Company plans to expand the range of existing products with other value-added services like virtualization/cloud computing and managed DBA services to its customers.

Non-India Domestic Bandwidth Media Carrying Voice, Data and IP Circuits

As of March 31, 2010, the Company operated a total of 1,080,844 international circuits supporting the Company’s voice and data services and products. Of the 1,080,844 international circuits, 979,458 circuits were used to support voice services and products. The remaining 101,386 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data and enterprise voice services.

Satellites

In India, the Company has seven satellite earth stations in operation. The Company operates a total of 1509 Switched TDM voice circuits using one of these earth stations in India, resulting in a total of 312 equivalent 64 Kbps satellite channels. The Company also operates data circuits on these satellites for a total of 10 equivalent 64 Kbps satellite channels.

The Company also has three large earth station teleports in Canada and one small leased teleport in Europe. From these sites, it accesses more than 15 different satellites but also has extra-antennas that can operate on differents satellites if required.

Other Facilities

The Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2010, the Company owned a high capacity underground fiber optic cable across the country, approximately seven earth stations, terrestrial communication links connecting the Company’s National Domestic Switches (9 TDM Switches and 9 NGN Media Gateways) with the Company’s international switches (4 TDM Switches and 9 NGN Media Gateways, 2 IN Switches and 2 VOIP Switches) at four of its locations with its earth stations and cable stations and a variety of hardware used in more than 160 cities in India for the Company’s 124 Internet access nodes in India. As of March 31, 2010, the Company has a high capacity underground fiber optic cable national network of about 41,000 route kilometers.

Demerger of Surplus Land

Under the terms of the share purchase and shareholders’ agreements signed between the GoI and the strategic partner (the parties) at the time of disinvestment, it was agreed that certain identified lands would be demerged into a separate company. It was further provided that if, for any reason, the Company cannot hive off or demerge the land into a separate entity, alternative courses as stipulated in the share purchase and shareholders’ agreement would be explored. A draft scheme of demerger was presented to the Board in April 2005, and the parties are examining the legality and feasibility of implementing the scheme. The land identified for demerger at different locations measured 773.13 acres.

The VSNL Employees Cooperative Housing Society, Chennai (Society) had moved the Hon’ble Delhi High Court in respect of their long pending issue of transfer of 32.5 acres of land situated at Padianallur, Chennai, which was part of the identified surplus land. According to the order of the Hon’ble High Court, the process of transferring the said land to the Society was completed. The land now measures 740.63 acres having a book value of Rs.1.63 million.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2008, 2009 and 2010 and the financial condition of the Company as at March 31, 2009 and 2010 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction

The Company is a facilities-based service provider of a broad range of integrated communications services. The Company generates revenue from three business segments: Wholesale Voice, Enterprise and Carrier Data, and Others.

Wholesale Voice

The Company is the world’s largest wholesale voice player with approximately 14.1% market share and owns and operates international networks with coverage in more than 240 countries and territories and maintains over 480 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s Wholesale Voice segment and the Company is a market leader in terms of the volume of inbound termination of calls to India. In fiscal 2010, the Company carried 32.6 billion minutes of international wholesale voice traffic.

Over the past several years, the global voice market has experienced an increase in traffic volumes as a result of significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide.

In India, where the Company is a significant player in wholesale voice services, the telecom market is growing rapidly and is expected to be worth Rs. 158.52 billion by 2010, contributing 5.6% to India’s gross domestic product (GDP). According to the latest figures from the Telecom Regulatory Authority of India (TRAI), during 2009-10, India’s mobile subscriber base increased approximately 124%, from 261.09 million to 584.32 million, while the fixed subscriber base declined approximately 6.24%, from 39.42 million to 36.96 million. The past year has also witnessed significant regulatory developments, including changes in the access deficit charge (ADC) regime, a review of the Interconnect regime and recommendations on issues like Mobile Virtual Network Operators, Internet Telephony and Carrier Access Code (CAC)/calling cards. Mobile Number Portability (MNP) is expected to be implemented during the latter half of 2010.

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

Enterprise and Carrier Data

The Indian Enterprise and Carrier Data segment has been growing at a very healthy rate. In the past financial year, even after adjusting for the market-driven price drops, the Indian industry grew in terms of revenue. This growth is driven by two factors. Firstly, Indian businesses are increasingly adopting IT and networking technology to improve productivity and create competitive advantage. Secondly, since Indian business is growing globally and international companies are increasing their Indian presence, there is an associated need for greater connectivity to and within the country. Banking and financial services, information technology and business process outsourcing/call centres are some examples of high growth sectors in the country.

Internationally, increasing costs of capital have resulted in the delay and cancellation of private data center facilities, driving more purchases of data center collocation and hosted computing services from external service providers. Virtualization technology is changing the economics of data center computing, with utility computing and cloud computing on the cusp of moving into the mainstream. The Company’s global and India managed hosting services are aggressively supporting this direction. Along with Managed hosting there is an increasing trend on global as well as Indian enterprises to outsource telecom services on a “Managed” Basis. The Company has over the years developed other Managed services like Managed Security services and Telepresence which enables the Company to capitalize on these emerging trends in enterprise space. These managed services also enable Enterprises to reduce costs of In-house Telecom teams and at the same time enable the Company to capture a higher portion of the overall Telecom spend of enterprises.

Tata Communications’ endeavour is to continuously develop new products and services to enhance value for customers. The Company combined its next generation managed security solutions with superior Internet leased line products, and launched its Internet Clean Pipe Solution for small and medium business segments. As part of the Global Media and Entertainment Services (GMES) portfolio, Tata Communications unveiled Video Connect and Mosaic. Video Connect is the world’s leading dedicated global video network designed to help broadcasters, studios and production houses deliver video content flexibly and cost effectively to media hotspots worldwide. Mosaic is Tata Communications’ media management platform which with its cloud based media management capability helps media customers improve cross enterprise collaboration for content creation management and multi-fomat delivery.

The global data market is undergoing rapid changes. With the growing need for bandwidth around the world, there continues to be growth in the demand for submarine cable capacity. Several new cable systems have been announced or are being constructed in different markets, such as across the Pacific, within Asia, connecting Europe and Asia and on both the east and west coasts of Africa. Availability of large capacity in line with market growth and diversity to provide continuity of services in the event of cable cuts due to acts of man or nature continue to be important drivers of this growth. The addition of these new cables presents both investment opportunities as well as downward price challenges.

The global enterprise market has seen growing demand for network services, data center services, and value-added services. While the global recession has caused delays in decision-making and deferred procurement by some customer segments, information and communications technology investments by enterprises broadly continues to grow. This is motivated by the need for better engagement and service levels with their own customers, the need for higher velocity and flexibility in business, and the growth of global supply chains and markets. Industry leaders are more sharply focused on increasing the ratio of IT budgets that are applied to competitive advantage and innovation versus basic services and compliance.

Also over the past two years the Company has focused on creating its competitive differentiator in emerging markets. Leveraging its strong base in one of the fastest growing emerging markets of India, the Company has further expanded its presence in other emerging markets like the Middle East, South Africa and parts of Asia. The increasing commerce between the developed countries and emerging markets in the post slow down era has resulted in increased need for Telecom connectivity to and from emerging markets. The Company is thus in a competitive position to serve the needs of enterprises to and from emerging markets and going ahead the Company expects to continue investing in emerging markets to further strengthen its position.

Others

In the retail and small business space, Tata Communications offers connectivity, messaging, internet telephony and a wide variety of content services as a premier Internet Service Provider (ISP). The growth in broadband subscribers has been slower than anticipated, due to limited availability of quality last mile networks capable of delivering the bandwidth that broadband needs. Further growth in this business was linked to the Company being able to successfully acquire spectrum in the Broadband Wireless Access auction. The Company was not able to acquire spectrum in any of the circles because of prices that the Company believes were in excess of what current Broadband business cases support. In the immediate term, the Company will step up its focus on the rapidly growing small and medium businesses (SMB’s) segment and will approach the market led by a portfolio of business applications which include highly customized Internet Leased line services along with VoIP and Value Added Services like Security and Web hosting, etc.

New Growth Opportunities

TCTSL

With the increasing need for reducing costs, several carriers around the world are looking to rationalize costs and relocate some of their business processes. They are also looking to improve operating efficiencies and network/infrastructure productivity. Leveraging its operating expertise across a wide variety of technology platforms as well as global experience in different developed and emerging markets around the world, and its relationships with these carriers, the Company is seeking to cater to this need. This initiative is being implemented through Tata Communications Transformation Services Limited (TCTSL), a wholly-owned subsidiary in India. Through its world-class delivery centres in Pune and in Chennai, TCTSL provides business transformation, telecom BPO and consultancy services to telecommunications carriers around the world. TCTSL delivers solutions for all stages of the carrier processes and operations, such as network engineering, design, implementation and operations. TCTSL operations are totally independent, ensuring full confidentiality in managing the business processes of its customers. TCTSL employs approximately 1000 people and has offices in Europe and North America.

TCBIL

In order to capture emerging opportunities in the banking and financial services sectors, the Company formed Tata Communications Banking InfraSolutions Limited (TCBIL) in February 2008, as its wholly-owned subsidiary. With a highly experienced team of professionals from the banking and financial services industry, TCBIL commenced commercial operations in April 2009. TCBIL provides infrastructure solutions to the banking industry, including services relating to establishing and operating Automated Teller Machines (ATMs), Electronic Transaction Processing Solutions (ETPS), Cheque Truncation Services (CTS), and Core Banking Solutions (CBS).

Joint Ventures and Acquisitions

CEC

In fiscal 2009, the Company entered into a joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC) to acquire a 50% equity interest in CEC, subject to the approvals of the requisite governmental and regulatory bodies in China. In fiscal 2010, Tata Communications (Hong Kong) Ltd., a wholly-owned indirect subsidiary of Tata Communications Ltd and the shareholders of CEC jointly withdrew their equity joint venture application with the Chinese Government and mutually agreed to terminate the various agreements regarding Tata Communications’ proposed equity investment in CEC while continuing their existing network services co-operation relationship.

Cable Depot JV at Cochin

The South East Asia and Indian Ocean Cable Maintenance Authority (SEAIOCMA) consortium, which maintains undersea cables in the Asia-Pacific region, has engaged and stationed a repair ship owned by Indian Ocean Cableship Pte Ltd. Singapore (IOCPL) at Cochin port, in order to enable SEAIOCMA to repair damaged cables in the Indian Ocean region efficiently in minimum time. To support the ship in securing ready spares required for the repair of cables, the Company entered into a 40/60 joint venture with IOCPL (the Company is the 40% partner) to establish a cable depot at Cochin to house submarine cable spares. During fiscal 2010, the Company purchased 40,000 shares in Cochin Submarine Cable Depot (India) Pvt. Ltd. (CSCDIPL)(face value Rs. 10 each) for an aggregate purchase price of Rs. 0.4 million. Keeping in mind the land and customs duty issues at Cochin port and non-availability of any suitable location elsewhere in India, the Board of CSCDIPL approved the winding up of CSCDIPL for which necessary steps have been initiated.

Acquisitions

As discussed elsewhere in this Form 20-F, the Company has completed several acquisitions. See History and Development of the Company in Item 4. The Company sees a growing proportion of its revenues from its operations outside of India and these acquisitions can and will have a significant impact on this trend.

Operating Results

Fiscal Year 2010 Compared to Fiscal Year 2009

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2009 and 2010:

	2009		2010			Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	% of revenues	Rs. (in millions)	US $ (in millions)	% of revenues	Rs. (in millions)%
Revenues	97,295	100.00	106,080	2,360	100.00	8,785	9.03
Operating costs	(92,638)	95.22	(107,643)	(2,395)	101.47	15,005	16.20
Non-operating income, net	3,019	3.10	180	4	0.17	(2,839)	(94.04)
Income tax (expense) / benefit	(2,430)	2.50	969	22	0.91	(3,399)	(139.88)
Dividend tax	(218)	0.22	(218)	(5)	0.21	—	—
Share in net loss of equity method investees	(1,120)	1.15	(3,192)	(71)	3.01	2,072	185.00
Net income attributable to noncontrolling interest	(22)	0.02	(12)	—	0.01	(10)	(45.45)
Net income (loss)	3,886	4.00	(3,836)	(85)	3.62	(7,722)	(198.71)

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2009 and 2010:

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Telephone:
International long distance (“ILD”)	50,207	56,855	1,265	6,648	13.24
National long distance (“NLD”)	5,658	4,305	96	(1,353)	(23.91)
Corporate data transmission:
Leased circuits and IRUs	12,365	13,125	292	760	6.15
Frame relay and MDNS services	814	348	8	(466)	(57.25)
Internet leased lines	5,549	4,448	99	(1,101)	(19.84)
Internet (including Corporate IP Transit)	9,114	9,472	211	358	3.93
Other	13,588	17,527	389	3,939	28.99
Total	97,295	106,080	2,360	8,785	9.03

Telephone

ILD Revenue

ILD is the single largest revenue stream of the Company—53.60% and 51.60% of revenues in fiscal years 2010 and 2009, respectively. Globally, during fiscal 2010, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2010, globally, Tata Communications carried 32.6 billion minutes of international voice traffic, a growth of about 30% over the previous fiscal year. Traffic to and from India has grown from about 8.37 billion minutes in fiscal 2009 to about 9.76 billion minutes in fiscal 2010. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space. In June 2009, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., entered into a major global voice outsourcing strategic agreement with the British Telecom Plc. The 5-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. Under the terms of the agreement, the Company became BT’s exclusive supplier of International Direct Dial (IDD) outside BT’s own footprint countries (excluding some specific key accounts) and BT became Tata Communication’s IDD sales channel for its non-major and non-strategic accounts in the UK. This sales channel could be expanded into a few other European countries if BT achieves pre-established targets in the UK. This agreement represented approximately 6 billion minutes per year that the Company will manage on behalf of BT, representing approximately a 20% increase of the Company’s voice traffic volumes in fiscal 2009.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes have decreased by 5% in fiscal 2010 over fiscal 2009. Revenues decreased by approximately 24% in fiscal 2010 over fiscal 2009 due to a decrease in volumes. Major telecom operators in India have been rolling out their own networks across India. As these operators start carrying more traffic on their own networks, the Company’s addressable market continues to shrink. Net revenues per minute have decreased to Rs. 0.25 in fiscal 2010 as compared to Rs. 0.26 in fiscal 2009.

The Company’s NLD traffic fell by over 5% from 10.04 billion minutes in fiscal 2009 to 9.51 billion minutes in fiscal 2010. Increased competition through the issue of new NLD licences, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. Continued shrinkage in the Company’s addressable market and falling tariffs is expected to affect this business. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, Tata Communications is dependent on getting traffic from these access providers, many of whom have acquired their own NLD licences. Meanwhile, direct customer access mechanisms, such as the CAC, have not yet been implemented. During the year, the DoT reviewed the long pending consultation process for the implementation of CAC and eventually recalled the CAC directive and recommended calling cards operated by NLD/ILD operators as an alternative to the CAC. These recommendations have been accepted by the DoT which will enable the Company to enter the retail long distance calling card market. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. The DoT has permitted sharing of active infrastructure. The DoT is yet to accept TRAI’s recommendation to introduce unrestricted Internet Telephony, particularly PSTN interconnection in India. This may provide new avenues for the Company in the NLD business area, although margins maybe low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our Enterprise and Carrier Data segment, increased by 6.15% during fiscal 2010 over fiscal 2009. The increase was predominantly on account of growth in revenues from other service providers and the addition of new circuits. These services contributed approximately 12.37% and 12.71% in fiscals 2010 and 2009, respectively, of the Company’s total revenues.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were Rs. 814 million and Rs. 348 million for fiscal 2009 and 2010, respectively. For fiscal 2010, we have seen a decline in revenues to the extent of Rs. 466 million (57.25%) over fiscal 2009 revenues because of customers moving to other products and services which are technologically and commercially more efficient. We therefore expect revenues from these services to decline going forward.

Internet Leased Lines Revenue

Revenues from internet leased lines decreased by approximately 19.84% in fiscal 2010 as compared to fiscal 2009 due to low demand for high-speed dedicated internet access by enterprise customers and steep pricing reductions.

Internet Revenue

Internet revenues increased by 3.93% in fiscal 2010 over fiscal 2009. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India, services offered by TCISL and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately Rs. 6, 201 million in fiscal 2010 from Rs. 5,615 million in fiscal 2009 due to an increase in revenues from other service providers. The Company is the #8 Tier-1 IP Provider in the world.

Broadband revenues have increased to Rs. 2,158 million in fiscal 2010 from Rs. 2,032 million in fiscal 2009 due to our focus on customers from whom the Company generates higher revenues.The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Other Revenue

Other revenue increased by 29% in fiscal 2010 over fiscal 2009 due to an increase in revenues of VPN, data centre services, Global roaming, ethernet, hosting and O&M services. VPN revenues have grown to Rs. 2,008 million in fiscal 2010 from Rs. 1,634 million in fiscal 2009. IDC revenues have grown to Rs. 2, 389 million in fiscal 2010 from Rs. 1,954 million in fiscal 2009. Global roaming services contributed Rs. 3,184 million in fiscal 2010 as against Rs. 2,716 million in fiscal 2009. Hosting, Ethernet, TV uplinking O&M revenue contributed Rs. 4,479 million in fiscal 2010 as against Rs. 2,571 million in fiscal 2009. Revenue from these services accounted for 16.52% of the Company’s total revenue in fiscal 2010 as compared to 13.97% in fiscal 2009.

Operating Costs

The following table sets forth information regarding of the Company’s operating costs for the fiscal years ended March 31, 2009 and 2010.

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Network and transmission costs
Interconnect charges	48,875	58,965	1,311	10,090	20.64
Rent of landlines	302	249	6	(53)	(17.55)
Space segment utilization charges	318	256	6	(62)	(19.50)
Other transmission costs	1,706	1,982	44	276	16.18
Total	51,201	61,452	1,367	10,251	20.02
License fees	863	794	18	(69)	(8.00)
Other operating costs including depreciation and amortization	40,574	45,397	1,010	4,823	11.89
Total operating costs	92,638	107,643	2,395	15,005	16.20

Network and Transmission Costs

Network and transmission costs increased by 20.02% in fiscal 2010 over fiscal 2009. As a percentage of revenue, network and transmission costs increased to 57.93% in fiscal 2010 from 52.62% in fiscal 2009. The increase in fiscal 2010 was primarily because of increased ILD traffic and the addition of new services.

Interconnect charges increased by 20.64% in fiscal 2010 as against an increase of 10.87% in fiscal 2009. As a percentage of revenue, interconnect charges increased from approximately 50.23% in fiscal 2009 to 55.59% in fiscal 2010. The increase in fiscal 2010 was mainly due to the growth in ILD traffic. The Company now operates in global markets where the pricing of its products and services is extremely competitive, impacting the cost to revenue ratio.

In fiscal 2010, rent of landlines decreased significantly as against fiscal 2009 because of a decrease in off-net charges consequent to a decrease in E1s (2MBPS circuits) leased by the Company (19,799 E1s in fiscal 2010 as against 23,244 E1s in fiscal 2009). As a percentage of revenue, rent of landlines decreased from 0.31% in fiscal 2009 to 0.23% in fiscal 2010.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fibre optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have decreased by 19.50% in fiscal 2010 as against an increase of 7.07% in fiscal 2009. As a percentage of revenue, space segment utilization charges decreased from 0.33% in fiscal 2009 to 0.24% in fiscal 2010 due to such cost rationalization.

License Fees

The license fee payable by the Company to the DoT is 6% of adjusted gross revenues (“AGR”). The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the Government of India. As explained under Item 4 above, we have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2010 and 2009 were Rs. 785 million and Rs. 824 million, respectively.

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

Other Operating Costs

Other operating costs increased by 11.89% in fiscal 2010 over fiscal 2009. As a percentage of revenue, total other operating costs marginally increased from 41.70% in fiscal 2009 to 42.80% in fiscal 2010. The increase in fiscal 2010 is primarily due to our infrastructure roll-out and organizational growth. Increases in some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from Rs. 10,180 million in fiscal 2009 to Rs. 14,074 million in fiscal 2010. Due to an increase in the Company’s gross block of PP&E from Rs. 112,993 million in fiscal 2009 to Rs. 133,765 million in fiscal 2010, there was a corresponding increase in depreciation. The effective rate of depreciation on PP&E was 8.29% and 9.72% in fiscal 2009 and fiscal 2010, respectively. Because of investments in undersea cable assets, data centres, rollout of NLD and MAN networks and other PP&E, the Company expects its depreciation charge to continue to increase in the foreseeable future.

•

Manpower costs constituted about 28.29% and 27.79% of other operating costs in fiscal 2010 and fiscal 2009, respectively. These costs increased by 13.90% in fiscal 2010 as against an increase of 28.26% in fiscal 2009. The increase in fiscal 2010 was primarily due to an increase in manpower and normal increments. As of March 31, 2010, the Company had a total of 6,457 employees, of which 5, 275 employees (82%) were based in India. Outsourced manpower costs decreased by 12.37% from Rs. 2, 362 million in fiscal 2009 to Rs. 2, 070 million in fiscal 2010. Outsourced manpower costs constituted about 4.56% and 5.82% of other operating costs in fiscal 2010 and fiscal 2009.

•

Repairs and maintenance costs constituted about 10.10% and 12.80% of other operating costs in fiscal 2010 and fiscal 2009, respectively. These costs decreased by 11.70% in fiscal 2010 and increased by 17.54% in fiscal 2009 due to a decrease in repairs and maintenance charges on plants and machinery in the current year.

•

Legal and professional fees constituted 2.04% and 2.18% of other operating costs in fiscal 2010 and fiscal 2009, respectively. These costs increased by 4.83% in fiscal 2010 and decreased by 81.83% in fiscal 2009. In fiscal 2010 the amount was higher due to the Company’s increased operations outside India.

Non-Operating Income

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2009 and 2010:

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US$ (in millions)	Rs. (in millions)%
Gain on sale of investments (net)	4,289	347	8	(3,942)	(91.91)
Interest income / (expense) net	(2,241)	(1,332)	(29)	(909)	(40.56)
Dividend income	225	2	—	(223)	(99.11)
Foreign exchange gains / (loss) (net)	(76)	43	1	(119)	(156.58)
Liabilities not required to be settled written back	228	304	6	76	33.33
Other income	594	816	18	222	37.37
Total	3,019	180	4	(2,839)	(94.04)

Gain on Sale of Investments

The gain on sale of investments was Rs. 347 million and Rs. 4,289 million in fiscal 2010 and 2009 respectively. In fiscal 2009, the gain on sale of investments included a gain on the sale of our partial investment in shares of Tata Teleservices Limited amounting to Rs. 3,904 million. In fiscal 2010, the gain on sale of investments was primarily from the sale of mutual fund investments.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to Rs. 673 million in fiscal 2010 from Rs. 491 million in fiscal 2009 on account of loans given to SEPCO/Neotel. During fiscal 2010, the Company had interest expense of Rs. 4,188 million on short-term and long-term debt as against Rs. 2,732 million in fiscal 2009. The increase was mostly because of an increase in the margin on our dollor borrowings and an increase in our rupee debt. In fiscals 2010 and 2009, the Company had interest income on income tax refunds of Rs. 2,183 million and Rs. Nil related to India operations, respectively.

Dividend Income

Investments in mutual funds were in debt funds whose return was linked to interest rate movements. In fiscal 2010, the investments were made in growth schemes, instead of dividend schemes. The impact of a dividend is realized at the time of the sale of the investment. Hence, the dividend income earned on investments in mutual funds has decreased.

Other Income

Other income of Rs. 816 million (US$ 18 million) in fiscal 2010 included rental and space sharing income of Rs. 246 million (US$5 million), interest income from customers, return of capital and scrap sales income of Rs. 98 million (US$2 million). In fiscals 2010 and 2009, other income included rental and space sharing income of Rs. 246 million (US$5 million) and Rs.249 million, respectively.

Income Tax Expense

The Company’s effective tax rate on a consolidated basis was (70.06%) in fiscal 2010 as against 31.66% in fiscal 2009. The statutory income tax rates in India were 33.99% for fiscal 2010 and 33.99% for fiscal 2009. Fiscal 2010’s income tax benefit of Rs. 969 million was comprised of Rs. 1,831 million relating to tax expense and Rs. 2,800 million relating to excess tax provisions written back by the Company. The Company incurred tax expense of Rs. 1,831 million since Company’s operations outside of India incurred losses which could not be set-off against the profits earned by the Company’s operations within India. The excess income tax provisions written back amounting to Rs. 2,800 million was attributable to the receipt of a favourable order by the Company from Income Tax Appellate Tribunal (‘ITAT’) pertaining to the reimbursement of the DOT levy for fiscal 1994. After going through the records produced, ITAT held that the relevant provisions of the law for reopening of the assessment has not been followed by the Income Tax Department (‘ITD’) and therefore quashed the reassessment order summarily. Against the said order of the ITAT, the ITD has filed an appeal before the High Court which is yet to come up for hearing. Under the Indian tax laws, ITAT is the highest fact finding authority in the judicial hierarchy and hence judicial decisions given by ITAT based on the facts are generally not interfered with by the High Court, being next higher judicial authority. The Company therefore believes that the appeal filed by the ITD before the High Court is unlikely to be decided in favour of the ITD by the highest judicial authority. Based on such judicial analysis and the favourable opinions of the legal counsels, the Company believes that no provision is required to be retained in the books for covering the aforesaid liability and consequently, the Company has written back the corresponding excess tax provision of Rs. 2,800 million.

The Company’s effective tax rate in fiscal 2010 was (70.06%) as against (33.99%) due to excess tax provisions written back on account of receipt of a favourable order by the Company from ITAT pertaining to fiscal 1994.

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

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by Government of India and penalties would negatively affect the Company’s results of operations by Rs. 6,275 million, Rs.1, 077 million, Rs. 5,530 million and Rs.6, 871 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties), wherever the same have been sustained against the Company, have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 6,861 million (out of a total Rs. 6,871 million of penalties imposed by the tax authorities) have also been paid, which may result in an additional future payment of up to Rs. 10 million if the Company is unsuccessful in all of its significant tax disputes.

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscals 2009 and 2010, Tata Communications’ equity ownership interest in United Telecom Limited (“UTL”) was 26.66% and in SEPCO Communications Pty. Ltd (“SEPCO”) was 43.16%. SEPCO is an investment company which owns 51% of the equity of Neotel (Pty) Ltd, a company which provides basic telecommunication services in South Africa.

On January 19, 2009, the Company directly acquired an additional 27% equity ownership interest in Neotel.

The Company’s share in the net loss of equity method investees in fiscal 2010 was Rs. 3,192 million (US$ 71 million) as compared to Rs 1,120 million in fiscal 2009 because the Company’s share in the net losses from Neotel and SEPCO has increased from Rs.890 million in fiscal 2009 to Rs 3,197 million (US$ 71 million) in fiscal 2010. Neotel is currently in its network and customer reach expansion phase which has resulted in the losses. As the business scale of Neotel increases, the Company expects the losses from Neotel to reduce.

Fiscal Year 2009 Compared to Fiscal Year 2008

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2008 and 2009:

	2008		2009			Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	% of revenues	Rs. (in millions)	US $ (in millions)	% of revenues	Rs. (in millions)%
Revenues	82,331	100.00	97,295	1,913	100.00	14,964	18.18
Operating costs	(82,123)	99.74	(92,638)	(1,821)	95.22	10,515	12.80
Non-operating income, net	710	0.86	3,019	59	3.10	2,309	325.21
Income tax expense	(1,280)	1.55	(2,430)	(48)	2.50	1,150	89.84
Dividend tax	(218)	0.26	(218)	(5)	0.22	—	—
Share in net loss of equity method investees	(393)	0.48	(1,120)	(22)	1.15	727	184.99
Net income attributable to noncontrolling interest	(1)	—	(22)	—	0.02	21	2,100.00

Net income	(974)	(1.17)	3,886	76	4.00	4,860	498.97

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2008 and 2009:

	2008	2009		Increase / (Decrease)	Increase / (Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Telephone:
International long distance (“ILD”)	46,687	50,207	987	3,520	7.54
National long distance (“NLD”)	3,767	5,658	111	1,891	50.20
Corporate data transmission:
Leased circuits and IRUs	10,998	12,365	243	1,367	12.43
Frame relay and MDNS services	932	814	16	(118)	(12.66)
Internet leased lines	4,796	5,549	110	753	15.70
Internet (including Corporate IP Transit)	7,844	9,114	179	1,270	16.19
Other	7,307	13,588	267	6,281	85.96

Total	82,331	97,295	1,913	14,964	18.18

Telephone

ILD Revenue

ILD is the single largest revenue stream of the Company—51.60% and 56.71% of revenues in fiscal years 2009 and 2008, respectively. Globally, during fiscal 2009, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, to an extent, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2009, globally, Tata Communications carried 25 billion minutes of international voice traffic, a growth of about 7% over the previous fiscal year. Traffic to and from India has grown from about 6.86 billion minutes in fiscal 2008 to about 8.37 billion minutes in fiscal 2009. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space.

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

Operating Costs

The following table sets forth information regarding of the Company’s operating costs for the fiscal years ended March 31, 2008 and 2009.

	2008	2009		Increase /(Decrease)	Increase /(Decrease)
	Rs. (in millions)	Rs. (in millions)	US $ (in millions)	Rs. (in millions)%
Network and transmission costs
Interconnect charges	44,084	48,875	961	4,791	10.87
Rent of landlines	969	302	6	(667)	(68.83)
Space segment utilization charges	297	318	6	21	7.07
Other transmission costs	1,367	1,706	33	339	24.80
Total	46,717	51,201	1,006	4,484	9.60
License fees	848	863	17	15	1.77
Other operating costs including depreciation and amortization	34,558	40,574	798	6,016	17.41

Total operating costs	82,123	92,638	1,821	10,515	12.80

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

•

Legal and professional fees constituted 2.18% and 14.13% of other operating costs in fiscal 2009 and fiscal 2008, respectively. These costs decreased by 81.83% in fiscal 2009 and increased by 249.21% in fiscal 2008. In fiscal 2008 the amount was higher due to the Company’s increased operations outside India, dispute resolution and flag arbitration costs and restructuring and compliance costs, described in more detail below.

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

Other Income

Other income of Rs. 594 million (US$ 12 million) in fiscal 2009 included rental and space sharing income of Rs. 249 million (US$5 million). Other income of Rs. 1,385 million in fiscal 2008 included Rs.278 million and Rs 162 million on account of license fees reimbursement from DoT and liabilities written back on dispute settlement respectively.

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

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its consolidated financial statements.

Useful lives of Property, Plant and Equipment (“PP&E”) and Other Intangibles

We estimate the useful lives of property, plant and equipment and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets or the fair valuation done at the time of acquisition, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. The Company’s intangible assets include customer relationships, computer software, license and spectrum costs. Customer relationships, computer software, license and spectrum are amortized using the straight-line method, over the following estimated useful lives. The purchase of capacity on specified cables for a stated period of time which is substantially lower than the economic lives of the cables are classified as an operating lease, and recognized as expense on a straight-line basis over the contracted period. Capacity purchase contracts which do not transfer the right to use any specific cable and do not identify capacity in a specific cable, and under which the service provider can meet its obligation by routing the Company’s traffic utilizing capacity in any of its cables depending on availability are accounted for as service contracts. Capacity expense under service contracts are recognized on a straight-line basis over the contract period.

Impairment of Long-Lived Assets

The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from the use or disposition of such assets. If the carrying amount of the asset exceeds the undiscounted cash flows, the Company recognizes an impairment loss measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value. Assets to be disposed off are reported at the lower of the carrying value or the fair value less the cost to sell. The undiscounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors, including adverse regulatory and legal rulings. If the asset is impaired, we recognize an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new cost basis.

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

Estimating the fair value of reporting units is a subjective process that requires significant estimates and assumptions, particularly related to cash flows and the appropriate discount rates. The fair values of the reporting units were determined using a valuation technique consistent with the income approach. For the purpose of the income approach, internal forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and the availability of necessary technology and network infrastructure. Due to the inherent uncertainty involved in making those estimates, actual results could differ from the estimates. The Company evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair values of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units, for reasonableness.

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

Asset retirement obligations

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

Revenues from the Wholesale Voice and Enterprise and Carrier Data segments exceed 75% of the Company’s total consolidated revenues. The Chief Operating Decision Makers (“CODM”) comprised of the board of directors and managing director of the Company, determine the Company’s reportable segments, and allocate resources and costs to, and assess the performance of, each of the Company’s segments.

Fiscal Year 2010 Compared to Fiscal Year 2009

The following is a summary of segment information for the fiscal years ended March 31, 2009 and March 31, 2010:

Segment	2009		2010				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	Rs. (millions)	Rs. (millions)	Rs. (millions)	US $ (millions)	Rs. (millions)	US $ (millions)	Rs. (millions)	Rs. (millions)%		%
Wholesale Voice	50,207	8,771	56,855	1,265	5,448	121	6,648	(3,323)	13.24	(37.89)
Enterprise and Carrier Data	25,184	22,500	25,325	563	22,480	500	141	(20)	0.56	(0.09)
Others	21,904	13,960	23,900	532	15,906	354	1,996	1,946	9.11	13.94
Total	97,295	45,231	106,080	2,360	43,834	975	8,785	(1,397)	9.03	(3.09)

Wholesale Voice

In fiscal 2010 and 2009, the Company carried approximately 32.6 billion minutes and 25 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 9.76 billion minutes in fiscal 2010 and 8.37 billion minutes in fiscal 2009. The segment results of Wholesale Voice decreased from Rs. 8,771 million in fiscal 2009 to Rs. 5, 448 million in fiscal 2010, a decrease of 37.89% due to a decrease in margins. However there is continuous focus on increasing volumes as result of which segment revenues have increased

Segment results of Wholesale Voice were approximately 9.58% and 17.47% of total wholesale voice revenues for fiscal 2010 and fiscal 2009, respectively.

The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Enterprise and Carrier Data

Revenues from our Enterprise and Carrier Data segment have increased by 0.56% in fiscal 2010, from Rs. 25,184 million in fiscal 2009 to Rs. 25,325 million in fiscal 2010. Though the Company has witnessed volume growth, tariff drops have been significant and the Company expects tariffs to continue to be under pressure.

The segment result of Enterprise and Carrier Data decreased from Rs. 22,500 million in fiscal 2009 to Rs. 22,480 million in fiscal 2010, a decrease of 0.09%. The Enterprise and Carrier Data segment results were 89.34% and 88.77% of Enterprise and Carrier Data segment revenue for fiscal 2009 and fiscal 2010, respectively. However, these segment results are not indicative of the true margins of this segment as substantial costs of the Company cannot be allocated among segments, as discussed below and in the consolidated financial statements of the Company.

Others

Revenues from the Others segment increased from Rs. 21,904 million in fiscal 2009 to Rs. 23,900 million in fiscal 2010, an increase of 9.11%. The segment results increased from Rs. 13,960 million in fiscal 2009 to Rs. 15,906 million in fiscal 2010. Other value-added services including mobile roaming and signaling, data centers, TV uplinking, VPN and O&M revenue, have all contributed to significant growth in segment revenues. Volumes in national long distance services have decreased by approximately 5% and retentions for this business decreased marginally from Rs. 0.26 in 2009 to Rs. 0.25 in 2010.

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

Allocation of Costs Among Segments

Revenues and interconnect charges are directly attributable to each segment. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on the utilization of satellite and landlines by the businesses included in each segment. License fees for international voice and corporate data transmission services are allocated based on net revenues generated from these services. Depreciation and amortization, impairment loss on intangible assets and all other operating costs are unallocable.

Telecommunication services are provided utilizing the Company’s property plant and equipment which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Liquidity and Capital Resources

	2008	2009	2010
	(Rs. millions)	(Rs. millions)	(Rs. millions)	(US $ millions)
Cash flows provided by operating activities	10,401	14,724	14,413	321
Cash flows used in investing activities	(16,674)	(35,116)	(21,604)	(481)
Cash flows provided by/(used in) financing activities	6,738	22,548	4,186	94
Effect of foreign exchange on cash flows	(57)	445	344	7
Cash and cash equivalents, beginning of year	2,041	2, 449	5, 050	112

Cash and cash equivalents, end of year	2,449	5, 050	2, 389	53

Cash Flows Provided by Operating Activities

The Company generated Rs. 10,401million, Rs. 14,724 million and Rs. 14,413 million (US$ 321 million) as cash from operating activities for fiscal 2008, fiscal 2009 and fiscal 2010 respectively. During fiscal 2010, an increase in net operating revenues contributed to substantial increase in cash flows from operations.

During fiscal 2010, the net impact of working capital and other non-current assets and liabilities changes was an outflow of Rs. 397 million as against an inflow of Rs. 1,474 million in fiscal 2009 and Rs.3,052 million in fiscal 2008. The outflow of net working capital and other non-current assets and liabilities changes increased due to a combination of a net change in accounts receivable, advance income taxes(net), prepaid expenses and other current assets, other non-current assets, accounts payable, accrued expenses and other current liabilities and other non-current liabilities in fiscal 2010 over fiscal 2009. The changes in working capital and other non-current assets and liabilities arise primarily from the timing of receipts and payments related to our accounts receivable, other current and non-current assets, accounts payable and other current and non-current liabilities.

Cash Flows Used in Investing Activities

The Company used cash amounting to Rs. 16,674 million, Rs. 35,116 million and Rs. 21,604 million (US$ 481 million) towards investing activities during fiscal 2008, fiscal 2009 and fiscal 2010, respectively. The Company’s purchase of tangible and intangible assets net of sale proceeds were lower by Rs 4,167 million in fiscal 2010 as against fiscal 2009. In fiscal 2009, the Company generated Rs. 4,242 million from the sale of a partial investment in Tata Teleservices Ltd, and in fiscal 2010, the Company used net cash of Rs. 2,826 million during the year from mutual fund redemptions, net of purchases. The Company had also made additional investments and provided loans to the extent of Rs. 1,962 million to support its long-term venture in South Africa. The Company made additional investments in UTL and a new investment in Bit Gravity Inc. The restricted interest bearing deposit of Rs. 2,550 million placed with a bank in India in fiscal 2009 as margin money for a short period (40 days) for issuing a bank guarantee until the bank sets up credit limit for the Company. The restricted interest bearing deposit matured during the fiscal 2010. Further in fiscal 2010, a sum of Rs. 9.26 million were interest bearing restricted deposits with banks due to statutory / legal requirements.

Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of Rs. 6,738 million in fiscal 2008, Rs. 22,548 million in fiscal 2009 and Rs. 4,186 million (US$ 94 million) in fiscal 2010. During fiscal 2009, the Company’s proceeds from long-term borrowings net of repayment were Rs. 21,920 million, which the Company used for various capital expenditures and to augment growth plans. During fiscal 2010, the Company’s proceeds from long-term borrowings net of repayment were Rs. 9,389 million, which the Company used for various capital expenditures and to augment growth plans. The Company repaid Rs. 3,893 million (net of additional borrowings) in fiscal 2010 ranging from overnight overdrafts to short-term loans for a period up to one year. The Company as on March 31, 2010, had total long-term debt of Rs. 43,551 million (US$ 969 million) and cash and cash equivalents of Rs. 2,389 million (US$ 53 million) as against long-term debt of Rs. 48,601 million and cash and cash equivalents of Rs. 5,050 million as of March 31, 2009.

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company for new and existing ventures and debt repayments are discussed below. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets can be detrimental to the Company’s liquidity position and can cause delays and cost escalations in the Company’s business plans.

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of Directors’ Approval for Investments in South Africa

The Company owns 43.16% in SEPCO Telecommunication Pty. Ltd. (“SEPCO”). SEPCO in turn owns 51% in Neotel, the second national telecommunications operator in South Africa. In addition to the above, the Company directly owns 27% in Neotel. The Board has approved an investment of up to US$ 300 million over a four year period in Neotel.

Planned Capital Expenditures and Cash Requirements

The Company has forecasted total capital expenditures of approximately Rs. 24,363 million (US$ 542 million) in its annual operating plan for fiscal 2011 for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

The capital expenditures include a planned investment in ongoing cable systems for approximately Rs 10,743 million (US$ 239 million) which includes some of the ongoing projects like Eurasia, IMEWE, the West Africa Cable system and the Gulf cable.

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

Unfavorable Resolution of Tax Disputes

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by Government of India and penalties would negatively affect the Company’s results of operations by Rs. 6,275 million, Rs.1, 077 million, Rs. 5,530 million and Rs.6, 871 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties), wherever the same have been sustained against the Company, have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 6,861 million (out of a total Rs. 6,871 million of penalties imposed by the tax authorities) have also been paid, which may result in an additional future payment of up to Rs. 10 million if the Company is unsuccessful in all of its significant tax disputes.

Details of Loan Facilities and Financing Requirements

In fiscal 2010 and fiscal 2009, the Company’s outstanding loan balance increased by approximately Rs. 1,367 million and Rs. 29,809 million respectively, consisting of an increase in short-term borrowings of Rs. 6,417 million and Rs. 1,592 million in fiscal 2010 and 2009 respectively and a decrease in long-term borrowings of Rs. 5,050 million and an increase in long-term borrowings of Rs. 28,217 million in fiscal 2010 and fiscal 2009 respectively. The additional short-term borrowings were incurred to finance the Company’s working capital requirements. The unsecured short-term borrowings carried a weighted average interest rate of approximately 7.38% per annum and 9.67% per annum in fiscal 2010 and fiscal 2009 respectively. The long-term borrowings consist of secured and unsecured term and foreign currency loans (mainly denominated in US dollars and INR) with interest rates ranging from Libor plus 300 basis points to 470 basis points per annum for US dollars denominated loans and 5.95% to 11.70% per annum on secured and unsecured Indian Rupee loans. The maturity dates of these loans range from April 2010 to July 2019. As of March 31, 2010, the Company’s total interest bearing debt was 130% of total shareholders’ equity as compared to 115% on March 31, 2009.

The Company has unutilized lines of short-term credit facilities of Rs. 9,559 million and Rs. 7,345 million as of March 31, 2010 and as of March 31, 2009, respectively and Rs. Nil and Rs 4,500 million of long-term credit facilities as of March 31, 2010 and as of March 31, 2009, respectively.

In fiscal 2011, the Company may require additional financing of approximately Rs. 16,137 million for capital expenditures. In addition, the Company may need to raise short-term funds to meet temporary working capital requirements from time to time. Further, the Company intends to refinance/repay Rs. 6,087 million short-term loans and Rs. 11,958 million long-term loans maturing in fiscal 2011. The additional financing may be obtained by way of loans from Indian and overseas banks / financial institutions. These loans will be denominated mainly in Indian Rupee, US dollar and South African Rand.

The Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approvals (including the Government of India).

Details of Loan covenant restrictions:

The financial loans covenants are applicable to long-term dollar denominated loans and will also be applicable to ZAR denominated long-term loan from fiscal 2010 onwards pursuant to the conversion of a ZAR denominated bridge loan of ZAR 315 million into a long-term loan. The financial covenants are based on the annual consolidated financial statements of the Company prepared in accordance with Indian Accounting Standards (referred to as “Indian GAAP”). In accordance with the loan agreements, the annual consolidated financial statements to compute the covenants exclude the financial statements of VSNL SNOSPV Pte. Ltd, a subsidiary, SepCo Communications (Pty) Limited, and United Telecom Limited, joint ventures and Neotel (Pty) Limited, a subsidiary of SepCo Communications (Pty) Limited (referred to as “Relevant Group”)

Breach of any financial covenant will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2009 and fiscal 2010 are set out below in table. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table.

No.	Loan balance as of March 31, 2009 to which Financial Covenant is applicable	Loan balance as of March 31, 2010 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2009	Actual level pertaining to financial covenant for the fiscal 2010
1	Rs. 28,979 million (US$ 570 million)	Rs. 33,438 million (US$ 743 million)	Tangible Net Worth of the Relevant Group

As of March 31, 2009 must exceed Rs. 40 billion.

As of March 31, 2010, 2011 and 2012 must exceed Rs. 25 billion

As of March 31, 2013 must exceed Rs. 35 billion.

As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed Rs. 42 billion.

					Tangible net worth was Rs. 52.18 billion.	Tangible net worth was Rs. 51.07 billion

2	Rs. 28,979 million (US$ 570 million)	Rs. 33,438 million (US$ 743 million)	Ratio of Total Net Fixed Assets of the Relevant Group to Net Debt	Should exceed 1.6 times	The ratio of Total Net Fixed Assets to Net Debt was 3.90 times.	The ratio of Total Net Fixed Assets to Net Debt was 3.18 times.

3	Rs. 28,979 million (US$ 570 million)	Rs. 33,438 million (US$ 743 million)	Ratio of Net Debt to EBITDA and limit on Net Debt	For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 3.25:1, Net Debt should not exceed US$ 2.3 billion	Net Debt to EBITDA ratio was 2.51 times and the Net Debt was US$ 865.71 million.	Net Debt to EBITDA ratio was 3.63 times and the Net Debt was US$ 1,194.75 million.

4	Rs. 28,979 million (US$ 570 million)	Rs. 33,438 million (US$ 743 million)	The ratio of EBITDA to Net Interest Expense	EBITDA in fiscals 2009 to 2014 should exceed Net Interest Expense as follows: 2009 - 3.00 times 2010 and 2011 - 2.25 times 2012 - 2.75 times 2013 - 3.10 times 2014 - 3.25 times	The ratio of EBITDA to Net Interest Expense was 7.65 times.	The ratio of EBITDA to Net Interest Expense was 3.72 times.

5	Rs. 28,979 million (US$ 570 million)	Rs. 33,438 million (US$ 743 million)	Ratio of Net Debt to EBITDA.	In fiscals 2013 and beyond, Net Debt should not exceed 3.25 times EBITDA.	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2009.	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2010.

In fiscal 2009, the Company renegotiated the financial covenants on all long-term dollar denominated loans totaling Rs. 28,979 million. The Company was in compliance with all of the new and revised covenants as of March 31, 2009 and March 31, 2010. The covenants were renegotiated in fiscal 2009 in order to facilitate the Company’s ability to obtain additional long-term financing. The need for additional long-term financing is a result of a change in the Company’s business plan to increase capital expenditures.

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

Based on the covenants levels as on March 31, 2010, the Company could have raised additional debt of Rs.35,243 million without breaching any of its debt covenants as on March 31, 2010. Accordingly, considering the Company’s current financial position, and taking into account management’s assessment of its business potential, the Company anticipates that it will continue to comply with the covenants described above.

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

However the Board of Directors of the Company including the nominee directors of the Government of India and Panatone Finvest Limited had accorded an approval for the Company to raise debt, and provide guarantees which may in the aggregate exceed the net worth of the Company per se by up to Rs. 41,990 million, subject to the Company obtaining shareholders approval in the event the borrowings of the Company on a unconsolidated basis exceed the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2010 stood at Rs. 72,807.8 million and the unconsolidated borrowings of the Company as on March 31, 2010 stood at Rs. 26,389 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

The authorized share capital of the Company is Rs. 3,000 million of which the issued share capital is Rs. 2,850 million at a par value of Rs. 10 per share. The Company postponed seeking shareholders’ approval for an increase of the current level of authorized capital as required Government approvals were not received at the time of the Annual General Body Meeting held on August 7, 2009. The Company shall approach the shareholders as soon as it receives Government approval for increasing its authorized capital which is under consideration by the Government. However, considering the current market capitalization and the traded price of the Company’s shares on stock exchanges as discussed under Item 9 of Form 20-F, the balance un-issued portion of Rs. 150 million of the authorized capital would enable the Company to raise additional equity capital at a premium.

Off-Balance Sheet Arrangements

The Company provided a guarantee for Rs. 5,485 million to the buying stake holder of our investment in TTSL shares in fiscal 2009 in respect of certain representation and warranties mainly relating to the validity of the selling shareholders’ title to and sale of TTSL shares and the validity of TTSL’s telecommunication license. The Company has agreed with a shareholder of Neotel that in the event that shareholder cannot fulfill its investment commitment under certain circumstances, the Company will be obligated to invest an additional amount of Rs. 821 million.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2010:

	Payments Due by Period (Rs. millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 years
Purchase Obligations	19,464	14,518	4,943	3	—
Other Long Term Contractual Commitments (1)	9,052	7,693	1,345	13	—
Operating Lease Obligations	16,450	2,988	4,335	3,717	5,410

(1)	The other long term contractual commitments consist primarily of bank guarantees amounting to Rs. 1,221 million and standby letters of credit amounting to Rs. 5,629 million.

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecast total capital expenditures of approximately Rs. 24,363 million (US$ 542 million) in its annual operating plan for fiscal 2011 for upgrading facilities and setting up new networks and facilities. This is over and above the Company’s investment commitment in Neotel. The bulk of the capital expenditures will be made to enhance the transmission capacities and last-mile connectivity of the Company, both inland and offshore, the primary benefit of which will be an expansion in our capacity, but the enhancements will also improve network resilience, expand network reach, optimize our network and enable us to offer newer services and solutions. The data and internet product businesses of the Enterprise and Carrier Data segment and Other Segment of the Company will derive the most benefits from these advancements. In addition, the Company expects to make capital expenditures to grow its Wholesale Voice business, including expenditures to develop and acquire information technology assets, sustenance capital expenditures and expenditures to enhance infrastructure. The Company also expects to make capital expenditures to develop infrastructure that will be able to be used in all the segments of the Company.

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

Financial and Management Accounting and Reporting Systems

The Company was subject to various laws and Government policies in respect of public sector enterprises and followed procedures appropriate for a public sector entity until its privatization in fiscal 2002. Consequently, the Company did not have the financial and management accounting and reporting systems that are typical of private comparable companies outside India. Although the Company initiated various steps to improve its processes and systems, the Company has to continue to invest in improving its processes and systems further in light of the dynamic conditions and changes within the industry in which it operates. In addition, the Company has grown quickly as a result of significant acquisitions in fiscal 2006. In fiscal 2009, the Company has introduced new processes and has also upgraded the ERP system for its international operations due to which the accounting and reporting systems have significantly stabilized. However, the Company has made and will continue to make significant efforts to further develop and maintain effective accounting and reporting systems.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Principal Officers

The Company is managed by its board of directors (the “Board”). The Indian Companies Act, 1956 (the “Act”) and the Company’s Articles of Association (the “Articles”) provide for a board of directors of not less than three and not more than twelve directors.

Under the Articles and in accordance with the SHA and SPA, the composition of the Board is determined as follows:

The Board is to be comprised of 12 directors. At least three-fourths of the total number of directors must, at all times, be Indian nationals.

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

•

If a person who is not a party to the SHA acquires Shares or the right to appoint directors from the GoI, Panatone Finvest Limited or another party to the SHA and requests the right to nominate one or more directors, such person will be entitled to nominate one or more directors depending on the percentage of equity shares of the Company held by such person.

•	The proportion of representation of the GoI and Pantone Finvest Limited on any committees or sub-committees of the Board must be the same as that of such party on the Board.

•

In the event the Board constitutes a share transfer committee for the purpose of effecting the transfer of the Shares, such share transfer committee must include one nominee each of Panatone Finvest Limited and the GoI.

•	As long as Panatone Finvest Limited holds 25% of the voting equity shares of the Company, one of the directors nominated by Panatone Finvest Limited must be the Managing Director of the Company.

As of September 30, 2010 the Board had twelve directors—four independent directors, two directors nominated by the GoI as non-retiring directors and six directors nominated by Panatone Finvest Limited.

Mr. H.P. Mishra, who was nominated by the Government of India as a permanent (non retiring) director, has ceased to be a director on the Board of Tata Communications Limited with effect from 1 April 2010 and Mr. Manish Sinha, Dy. Director General (LF), Department of Telecommunications, has been appointed in his place on the Board as a permanent (non-retiring) director. With effect from 15 September 2010, Mr. Manish Sinha ceased to be a Director on the Board and Mr. Md. Shahbaz Ali, Dy. Director General (LF-II), Department of Telecommunications, has been appointed in his place as a permanent (non-retiring) director.

The business address of each of the directors is the registered office of the Company. As of September 30, 2010, the directors, their positions and terms were as follows:

Name	Age	Position	Term	Director since
Subodh Bhargava	68	Independent Director and Chairman	Liable to retire by rotation	May 2002
Srinath Narasimhan (1)	48	Managing Director and Chief Executive Officer	Non-retiring Director	February 2002
Kishor A. Chaukar	63	Director	Liable to retire by rotation	July 2002
P.V. Kalyana Sundaram	52	Independent Director	Liable to retire by rotation	September 2005
V.R.S. Sampath	54	Independent Director	Liable to retire by rotation	September 2005
Amal Ganguli	71	Independent Director	Liable to retire by rotation	July 2006
Vinod Kumar(2)	45	Director	Non-retiring Director	February 2007
S. Ramadorai	66	Director	Liable to retire by rotation	June 2007
A.K. Srivastava(3)	59	Director (GoI Nominee)	Non-retiring Director	August 2007
A.R. Gandhi	67	Director	Liable to retire by rotation	September 2007
Dr. Ashok Jhunjhunwala	57	Director	Liable to retire by rotation	October 2008
Mr. Md. Shahbaz Ali ( (3)	43	Director (GoI Nominee)	Non retiring Director	September 2010

(1)	Mr. N. Srinath was appointed as Managing Director and Chief Executive Officer of the Company until 2012.
(2)	Mr. Vinod Kumar is also the Chief Operating Officer and Managing Director of the Company’s wholly-owned subsidiary Tata Communications International Pte Ltd.
(3)	Typically, nominee directors continue on the Board for so long as the nomination is not changed by the GoI.

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

Set forth below is selected biographical information for the Company’s directors:

MR. SUBODH BHARGAVA

CHAIRMAN

Mr. Subodh Bhargava has been Chairman of the Board since April 2005 and a director of the Company since May 2002. Mr. Bhargava is Chairman Emeritus of the Eicher Group, a position he has held since retiring as Group Chairman and Chief Executive of the Eicher Group in March 2000. Mr. Bhargava is also Chairman of Wartsila India Ltd. He currently serves on the Board of the Centre for Policy Research, is a Member of the Technology Development Board of India’s Ministry of Science & Technology serves as a director of Tata Steel Limited, Tata Motors Limited, Power Finance Corporation Limited and Larsen & Toubro. He is past President of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers and past Vice President of the Tractor Manufacturers Association.

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

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar has been a director of the Company since July 2002. He is the Managing Director of Tata Industries Limited (TIL). Mr. Chaukar is a member of the group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He serves on the boards of Tata Teleservices Limited, Tata Autocomp Systems Limited, Tata Investment Corporation Limited, and other group companies. Mr. Chaukar is the chairman of the Tata Council for Community Initiatives (TCCI)—the nodal agency of the Group on all matters related to corporate sustainability. Mr. Chaukar is a member of the Board of Advisory Body of several national and international organizations in the corporate sustainability and human rights space such as the Global Reporting Initiative – Amsterdam Shell Foundation Breathing Space India Advisory Body- New Delhi and the Tata Memorial Centre – Mumbai. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd from July 1993 to October 1998 and a board member of ICICI Ltd from February 1995 to October 1998.

MR. P.V. KALYANASUNDARAM

DIRECTOR

Mr. P.V. Kalyanasundaram has been a director of the Company since September 2005. He is an advocate and was formerly a legal advisor to Pallavan Transport Corporation and the Chennai Metropolitan Water Supply and Sewerage Board. He was also a trustee of the Jawaharlal Nehru Port Trust, Mumbai, and a member of the Censor Board, Chennai. From 2000 to 2004, Mr. Kalyanasundaram was the chairman and trustee of Pachayappa’s Trust, Chennai, where he managed several educational institutions, including seven colleges and six schools, and the trust’s assets.

DR. V.R.S. SAMPATH

DIRECTOR

Dr. V.R.S Sampath has been a director of the Company since September 2005. Dr. Sampath is an empanelled advocate to both Canara Bank and Indian Overseas Bank. He is an Independent Director of Arani Agro Oil Industries Limited, Hyderabad, a joint venture project of India and Malaysia. Dr. Sampath is a member of various government committees like Indian Council of Forestry Research and education, Disciplinary Committee of the Institute of Cost and Work Accountants of India, Tamil Nadu State Library book selection committee etc. He is the chairman of various non-governmental organizations. Dr. Sampath is a member of the Indian Council of Arbitration and other professional associations and is also advisor for many educational institutions in India and abroad.

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli has been a director of the Company since July 2006. Mr. Ganguli retired from PricewaterhouseCoopers in 2003, as the Chairman and Senior Partner of Pricewaterhouse Coopers (PWC), India. Mr. Ganguli serves as a director and audit committee chairman/member of a number of listed companies, including Century Textiles and Industries Limited, HCL Technologies Limited, Maruti Suzuki India Limited, New Delhi Television Limited and Tube Investments of India Limited.

MR. VINOD KUMAR

DIRECTOR

Mr. Vinod Kumar has been a director of the Company since February 2007. He is also President and Managing Director of Tata Communications International Pte. Ltd.,a subsidiary of the Company. He was previously Senior Vice-President of Asia Netcom, where he was responsible for strategy formulation, product marketing and sales. He was actively involved in the financial restructuring, and the eventual asset sale of Asia Global Crossing to China Netcom, resulting in the formation of Asia Netcom. Prior to that, Mr. Kumar was Chief Executive Officer of WorldCom Japan and, before that, held various senior positions in Global One in the United States and Asia.

MR. S. RAMADORAI

DIRECTOR

Mr. S. Ramadorai has been a director of the Company since June 2007. Mr. Ramadorai is the Vice Chairman of Tata Consultancy Services (TCS), a global IT services and was previously the Chief Executive Officer and Managing Director of TCS since 1996 and has been associated with TCS for 38 years. Mr. Ramadorai is on the Boards of a number of companies and educational institutions – Tata Industries Limited, Hindustan Unilever Limited, Bombay Stock Exchange and the MIT Sloan School of Management. Due to his commitment and dedication to the IT industry he was awarded the Padma Bhushan in January 2006 and the CBE (Commander of the Order of the British empire) by her majesty Queen Elizabeth II.

MR. A.K. SRIVASTAVA

DIRECTOR

Mr. A.K. Srivastava has been a director of the Company since August 2007. Mr. Srivastava has a Bachelor of Science and a Master’s Degree in Science and is a Graduate from the Institution of Electronics and Telecommunication Engineers (IETE). Mr. Srivastava began working for the Government of India in 1973 and is currently the Deputy Director General of Access Service in India’s Department of Telecommunications. He is also a director on the boards of ITI Ltd and HTL Ltd.

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

DR. ASHOK JHUNJHUNWALA

DIRECTOR

Dr. Ashok Jhunjhunwala has been a director of the Company since October 2008. Dr. Jhunjhunwala received his B.Tech degree from IIT, Kanpur, and his MS and Ph.D degrees from the University of Maine. From 1978 to 1981, Dr. Jhunjhunwala was with Washington State University as Assistant Professor and since 1981, he has been teaching at IIT, Madras, where he leads the Telecommunications and Computer Networks group (TeNeT). Dr. Jhunjhunwala is a Director on the boards of the State Bank of India, Tata Teleservices (Maharashtra) Ltd., Polaris, 3i Infotech, Sasken, Tejas, the Institute for Development and Research in Banking Technology and Exicom. He is a member of Prime Minister’s Scientific Advisory Committee and is also a Fellow of the World Wireless Research Forum, Institute of Electrical and Electronics Engineers and Indian academies including Indian National Academy of Engineering, Indian Academy of Sciences, Indian National Science Academy and National Academy of Sciences.

MR. MD. SHAHBAZ ALI

DIRECTOR

Mr. Md. Shahbaz Ali is the Director of the Company since September 2010. Mr. Ali has a Master’s degree in Arts. Mr. Ali began working for the Government of India in 1990 and is currently the Dy. Director General (TPF & Accounts) in India’s Department of Telecommunications.

Principal Officers

The names and designations of our other principal officers are listed in the table below.

Name	Age	Position	Date of Joining
Satish Ranade	57	Company Secretary and Chief Legal Officer	May 1987
Madhusudhan MR	47	Chief Officer—Customer Services and Operations	June 2004
Sanjay Baweja	50	Chief Financial Officer	January 2009
Srinivasa Addepalli	35	Senior Vice President—Corporate Strategy	October 2006
John Hayduk	41	Senior Vice President and Chief Technology Officer—Network and Services Engineering	September 2005
Michel Guyot	52	President—Global Voice Business	February 2006
John Freeman	40	General Counsel	June 2004
Aadesh Goyal	47	Head—Human Resources	Feb 2010

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

Mr. Michel Guyot, President—Global Voice Business, has over 30 years of international telecommunications experience. Prior to joining the Company in March 1977, he was Vice President—International Markets (Europe, Middle East, Africa, Asia-Pacific) for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

Mr. John R. Freeman, General Counsel, has over 15 years of international, cross board telecommunications experience representing large multinational companies in legal and compliance matters. Prior to joining Tata Communications in April 2004, Mr. Freeman served as General Counsel and Assistant General Counsel to several multinational telecommunications / managed services companies headquartered in Asia, the US and Europe.

Mr. Aadesh Goyal received his Masters in Management Studies from BITS-Pilani. Mr. Goyal joined the Company in 2010 as Global Head of Human Resources. He comes to us from PeopleStrong HR Services where he was the Chairman & CEO. Earlier, he worked with Aricent/Hughes Software Systems for 16 years where he had joined as part of the start-up team and was also a Director on the Board. He played several roles including Global Head of HR, CEO of its BPO Business, and Head of the Gurgaon Centre. He started his career with C-DoT in Project Management and HR & Technology promotion.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

Other than as described above, there are no arrangements or understandings among any directors or any officers and any other persons regarding their elections to their posts with the Company.

Compensation of Directors and Officers

Non-Executive Directors

Remuneration up to a sum not exceeding 1% per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 349 and 350 of the Indian Companies Act) is distributed amongst the directors of the Company as may be decided by the Board. Our shareholders approval of this remuneration plan expired on April 1, 2010. For fiscal 2010, no remuneration has been paid by way of commission to the non-executive directors.

During fiscal 2010, the directors, other than the executive directors, received a sitting fee not exceeding Rs. 20,000 (US$445) for attending each Board and audit committee meeting and Rs. 10,000 (US$222) per meeting for attending the meetings of the committees of the Board other than the audit committee. During fiscal 2010, a total amount of Rs.1, 660,000 (US$36,930) was paid towards sitting fees.

All directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

The details of the commissions and sitting fees paid to our non-executive directors for fiscal 2010 are as follows:

	(Amount in Rs. Million)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava [Chairman]	NIL	0.33
Mr. Kishor A. Chaukar	NIL	0.26
Mr. P.V. Kalyanasundaram	NIL	0.22
Dr. V.R.S. Sampath	NIL	0.22
Mr. Amal Ganguli	NIL	0.31
Mr. Vinod Kumar*	NIL	NIL
Mr. S. Ramadorai	NIL	0.08
Mr. A.K. Srivastava**	NIL	NIL
Mr. Arun Gandhi	NIL	0.10
Mr. H.P. Mishra**	NIL	NIL
Dr. Ashok Jhunjhunwala	NIL	0.14
Total	NIL	1.66

*	Because Mr. Vinod Kumar is the managing director and an employee of an international subsidiary of the Company, no sitting fees/commission are payable to him.
**	The Government Directors have informed the Company that they shall not accept any sitting fees and commission as their Directorships are considered to be part of their official duty.

Executive Directors and Principal Officers

During fiscal 2010, the aggregate amount of compensation paid to all directors and principal officers of the Company mentioned herein was approximately Rs. 220.88 million (US$ 4.90 million) and individual compensation of executive directors and principal officers located in India was as follows:

	(Amount in Rs. Million) Gross Remuneration
Name	(Rs.)	(US$)
N. Srinath	13.03	0.29
Satish Ranade	7.66	0.17
Madhusudhan MR	12.48	0.27
Sanjay Baweja	8.22	0.18
Srinivasa Addepalli	7.83	0.17
Aadesh Goyal[1]	1.01	0.02

1	Joined the Company on February 15, 2010

For fiscal 2010, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for directors and principal officers was approximately Rs. 6.34 million (US$ 0.14 million). A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on both the individual’s performance and the Company’s overall performance during the fiscal year under consideration. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. The performance of the Company is evaluated against the previous year’s performance based on several pre-defined parameters. Different weights are given to these two components based on the responsibility level of the employees in the Company with a greater weight to the Company’s performance for senior level employees and greater weight to individual performance at junior levels. The performance evaluation process for employees of subsidiaries is the same as that for the Company’s employees. Once the final normalized ratings are determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of September 30, 2010, none of the members of the Board held any Shares or options for Shares in the Company. The executive officers of the Company, either individually or as a group, did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

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

Audit Committee

The audit committee consists of the following members:

(i) Mr. Amal Ganguli (Chairman)

(ii) Mr. Subodh Bhargava

(iii) Mr. P.V. Kalyanasundaram

(iv) Mr. H.P. Mishra (Till 31 March 2010)

(v) Mr. Manish Sinha (wef 1 April 2010 until 15 September 2010)

(vi) Mr. Md. Shahbaz Ali (wef 15 September 2010)

Mr. Satish Ranade, Company Secretary and Chief Legal Officer of the Company, is the audit committee’s Secretary.

The Audit Committee met 8 times during fiscal 2010.

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

The Remuneration Committee met 1 time during fiscal 2010.

The terms of reference of the Remuneration Committee are to review the performance of the executive directors, after considering the Company’s performance, and recommend to the Board remuneration, including salary, perquisites and commissions to be paid to the Company’s executive directors within the overall ceilings approved by the shareholders.

Employees

Tata Communications Group had 6,457 employees as on March 31, 2010, 5,825 employees as on March 31, 2009, and 5,147 employees as on March 31, 2008. Of these, 1,182 employees, as of March 31, 2010, 1,050 employees as of March 31, 2009 and 1,008 employees as of March 31, 2008 were located outside India.

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

Major Shareholders

As of March 31, 2010, 50.03% of the outstanding equity of the Company was held by following Tata entities: Panatone Finvest Limited (33.24%), Tata Sons Limited (12.94%) and The Tata Power Company Limited (3.85%); while 26.12% continued to be held by the Government of India.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of March 31, 2010, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5% or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	94,729,654	33.24
Government of India (2)	74,446,885	26.12
Tata Sons Limited	36,871,497	12.94
Life Insurance Corporation of India	24,895,197	8.74

Notes:

1.	Number of shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.
2.	The shares owned by the Government of India are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Shares. As of March 31, 2010, approximately 21,317,826 Shares (7.48% of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York Mellon, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the SHA, the Government of India (or any other entity nominated by it) is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the Shares held by it in the manner directed in writing by Panatone Finvest Limited, except with respect to those matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act. Matters not listed specifically in the SHA or that do not otherwise require a special resolution under the provisions of the Companies Act, generally include only:

a)	receive, consider and adopt the Balance Sheet of the Company, the audited Profit and Loss Account for the year ended on that date, the Auditors’ Report thereon and the Report of the Board of Directors as per Indian GAAP.

b)	Recommendation of Dividend, if any.

c)	Appointment of retiring directors (if the appointments are in consonance with the SHA).

d)	Appointment of new directors (if the appointments are in consonance with the SHA).

e)	Remuneration of Directors

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

In February 2010, 33 subsidiaries of Tata Communications Limited entered into the Brand Equity and Business Promotion Agreement (BEBP) Agreement with Tata Sons Limited. In accordance with the terms of the agreement, the companies are required to pay certain amounts to Tata Sons for the right to use the brand name “TATA”. During fiscal 2010, on a consolidated basis the Company accrued an amount of Rs. 103 million to Tata Sons for the use of the brand name. Please refer to note 28 in the Company’s consolidated financial statements for additional information on related party transactions and balances. These do not include transactions with and among our consolidated subsidiaries, which are eliminated upon consolidation.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following (which appear below in this report on Form 20-F) are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2009 and 2010;

•	Consolidated Statements of Operations for the years ended March 31, 2008, 2009 and 2010;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2008, 2009, 2010;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2009 and 2010; and

•	Notes to the Consolidated Financial Statements.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

Tax Benefit Claim

The Company claimed tax benefits in fiscal years 1996 to 2009 with respect to a portion of its profits pursuant to a tax holiday provision under Section 80IA of the Income Tax Act which permits tax exemptions for a period of 10 years on profits generated by undertakings providing basic or cellular telecommunication services on or after April 1, 1995. The ITD has taken the position for years up to fiscal 2005 (assessment by the ITD is pending for the balance years) that the Company is not entitled to such exemptions on the basis that the earth-stations did not qualify as separate business undertakings and that the Company was not providing basic or cellular telecommunication services. The Company appealed the assessment of the ITD to CIT(A) but the same was dismissed for fiscal years 1996 to 1999 and 2000 to 2004. The Company’s appeal in respect of fiscal year 2005 is still pending before CIT(A). In respect of CIT(A)’s dismissal of the Company’s appeal for fiscal years 1996 to 1999 and 2000 to 2004, the Company has appealed this decision to ITAT. The appeal was denied by ITAT, only in respect of fiscal year 1996. The Company then appealed ITAT’s decision in respect of fiscal year 1996 to the High Court. The Company has obtained legal opinions from tax lawyers and tax accountants (following denials at each step by the CIT (A) and ITAT) all of whom are considered as leading tax experts in India.

1.	The Company based on facts and information available on the operation of an earth station, expert opinions and judicial precedence concluded that earth stations qualify as undertakings as these independently engage in an activity to generate profits, and income from earth stations can be identified. Additionally, in denying the Company’s claim, one of the ITAT members concurred with the Company’s position that earth stations qualify as undertakings

2.	The tax officer denied the Company’s claim on the basis that the earth stations increased the output and improved services without changing the substance of these services. The Company does not agree with the tax officer’s basis of denial, and the Company’s belief is supported by legal precedence and professional experts opinions, as substantial investments in earth stations have enabled the Company to significantly increase its ability to carry traffic with substantially improved quality, which has resulted in a substantial increase in revenues.

3.	The tax officer denied the Company’s claim on the basis that the earth station is one link in a long chain of telecommunication services and therefore is not eligible for a tax holiday under Section 80-IA. The Company’s claim, supported by an expert opinion, is that the earth station is an identifiable link engaged in a revenue generating activity and therefore qualifies for tax holiday claim.

4.	The tax officer denied the claim on the basis that the Company had been providing telecommunication services since fiscal 1986 and therefore was not eligible for the tax holiday which was available to undertakings that commenced providing telecommunication services from fiscal 1995. As described in (i), the Company, based on judicial precedent and expert opinions, believes that the earth stations which commenced operations during fiscal 1995 qualify as undertakings and therefore are eligible for tax holiday claims.

The CIT (A) and the ITAT agreed with the tax officer’s assessment and denied the Company’s tax holiday claim. The CIT (A) denied the claim on a similar basis as that of the tax officer while ITAT has denied the Company’s claim on one more additional premise that the Company does not provide either basic or cellular telecommunication service and therefore does not qualify for such tax holiday.

In evaluating the Company’s position on the tax holiday following the ITAT decision that the Company does not provide basic or cellular telecommunication services and to assess the “more-likely than not” threshold of its position being sustained in the High Court, the Company relied on a letter from the Government of India granting an exclusive right to the Company to provide basic telecommunication service. In addition, based on expert opinions, the Company in its appeal to the Bombay High Court submitted that the ITAT may have gone beyond the disputed matter as the tax officer had accepted that the Company provides basic telecommunication services.

In the Company’s case, the dispute is primarily about whether the earth station is an undertaking and whether it is carrying on the business eligible for the tax holiday. Since an earth station is different from a relatively easily understandable concept of undertaking represented by a brick and mortar manufacturing facility, and there being no similar precedent, the Company believes that the ITAT had adopted a conservative approach in denying the benefit as such an issue was being examined by the ITAT for the first time. The ITAT generally concludes on a prudent basis to deny large claims on such issues on the basis that in practice a Company will appeal to the High Court and therefore, any interpretation of law will be made by the High Court.

Based on the Company’s analysis of its tax position in respect of the tax holiday claim supported by the legal opinions, the tax appeal mechanism, the appeal and resolution process in India, and the basis of the CIT (A)’s and ITAT’s decision and on the basis that the CIT (A) and ITAT typically do not render decisions which may result in interpretation of law, it is more likely than not that the Company’s tax holiday will be sustained upon determination of the Bombay High Court or by the Supreme Court.

If the disputed claims for fiscal years 1996 to 2005 are decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately Rs.6,275 million (US$ 140 million) including interest measured as of March 31, 2010, and excluding penalties.

Reimbursement of DoT Levy

During fiscal year 1994, the Company received reimbursements from the Government of India in respect of levies (license fees) paid by the Company. The Company believes that the reimbursements do not qualify as taxable income. However, the ITD has taken the position that the reimbursements should be treated as income and have assessed the amounts owed by the Company at approximately Rs.3, 303 million (US$73 million) (including interest measured as on March 31, 2009, and excluding penalties). The Company had paid the entire amount under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed CIT(A)’s decision to ITAT, which rules in favor of the Company. After going through the records produced, the Tribunal held that the relevant provisions of the law for reopening of the assessment have not been followed by the ITD and therefore quashed the reassessment order summarily. However, against the said order of the ITAT, the ITD has filed an appeal before the High Court which is yet to come up for hearing. Under the Indian tax laws, the Tribunal is the highest fact finding authority in the judicial hierarchy and hence judicial decisions given by the Tribunal based on the facts are generally not interfered with by the High Court, being the next higher judicial authority. The Company therefore believes that the appeal filed by the ITD before the High Court is unlikely to be decided in favour of the ITD by the highest judicial authority.

Based on such judicial analysis and the favourable opinions of the legal counsels, the Company is of the view that no provision is required to be created in the books for covering the aforesaid liability.

If the above appeal filed by the ITD is decided in favour of the ITD, the Company’s profit statements would be adversely affected by approximately Rs. 5,530 million (US$ 123 million) including interest but excluding penalties pertaining to a reimbursement of the DoT levy and other small disputed issues.

ICO Global Communications Inc. (“ICO”) Loss Write-Off Issue

The Company wrote-off Rs.5, 128 million (US$ 114 million) and Rs.52 million (US$ 1 million), during fiscal years 2000 and 2001 respectively, with regard to its investment in the shares of ICO, which filed for bankruptcy protection in the United States in 2000. The write-off was not recognized by the ITD. As a result, the ITD assessed tax and interest at Rs.2, 000 million (US$ 44 million) and Rs.21 million (US$ 0.5 Million), respectively, which the Company paid under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed the decision of CIT(A) to ITAT. The Company has consulted a number of tax experts including leading tax lawyers and tax accountants in India. All these experts opined in support of the Company’s position. The Company evaluated its uncertain tax position upon each unfavorable ruling including consulting tax experts and obtaining legal and other expert opinions. None of the experts changed their opinion to agree with the ruling of the CIT (A). If on appeal has ITAT decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately Rs.1,077 million (US$ 24 million).

Tax Penalties

The ITD has levied penalties originally against the Company totaling Rs. 8,185 million (US$ 182 million) against the tax holiday claims, ICO investment write off and other miscellaneous claims made by the Company in fiscals 1988, 2000, 2001, 2002, 2003 and 2004 which were not accepted by the ITD. The Company appealed to CIT(A) which granted relief of Rs. 3,219 million (US$ 72 million) in respect of penalties levied in fiscals 2000 through 2004. An the appeal involving a penalty of Rs. 10 million (US$ 0.22 million) for fiscal 1988 has yet to come up for a hearing. Thus, CIT (A) confirmed the levy of penalties on the tax holiday claim, ICO investment write offs and on other miscellaneous claims amounting to Rs. 4,956 million (US$ 110 million), for fiscal 2000 through 2004. The Company has filed an appeal against the penalty sustained by CIT (A) before ITAT totaling to Rs. 4,956 million (US$ 110 million) whereas, based on the information available to the Company, the ITD has appealed the decision of CIT(A) to ITAT involving a penalty amount of Rs.1,905 million (US$ 42 million) and both appeals are pending for adjudication. The imposition of penalty is adjudicated independently and is not dependent on the outcome of the claim. A penalty would be sustainable only when it is concluded that company provided inaccurate facts. If all of the appeals are decided against the Company, the aggregate negative impact to its profit statements would be Rs.6, 871 million (US$ 153 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position.

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by Government of India and penalties would negatively affect the Company’s results of operations by Rs. 6,275 million, Rs.1, 077 million, Rs. 5,530 million and Rs.6, 871 million respectively.

Taxes and interest relating to these tax disputes (other than penalties), wherever the same have been sustained against the Company, have been paid in full and classified as advance income taxes on the balance sheet. Penalties of Rs. 6,861 million (out of a total Rs. 6,871 million of penalties imposed by the tax authorities) have also been paid, which may result in an additional future payment of up to Rs. 10 million if the Company is unsuccessful in all of its significant tax disputes.

Demonopolisation Compensation

The Company sought an exemption for certain compensation received from the DoT in fiscal 2002 and subsequently in fiscal 2005 and fiscal 2006 from income taxes, claiming the compensation was capital receipts. The ITD did not recognize the Company’s claim. As a result, the ITD assessed tax at Rs.622 million (US$ 14 million), which the company paid under protest. The Company appealed to CIT(A). CIT(A) dismissed the appeal. The Company appealed to ITAT where it is pending for adjudication. If the appeal is decided against the Company, the aggregate adverse implications on the profit statements of the Company would be Rs. 622 million (US$ 14 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position.

The aggregate negative impact stated in each of the above cases is based on tax demands raised by the relevant tax authorities, which are disputed by the Company. The Company has not made a provision for the tax impact stated in each of the above cases even though the ITD has denied its claims since the Company believes, based on its understanding of the tax laws, past judicial precedents and available legal advice on each matter, that these tax disputes will be decided in the Company’s favor at in the courts of India.

FLAG Telecom Arbitration

In the matter of the ICC arbitration proceedings brought by Reliance Globalcom Limited, formerly known as ‘FLAG Telecom Group Limited’ (hereinafter referred to as “Reliance” or “FLAG” for easy reference), against Tata Communications Limited, the Tribunal handed down a Final Award dealing with the issue of damages on August 27, 2008. The Tribunal directed the Company to pay Reliance a sum of US$19.29 million (plus interest of 4.67% compounded annually from May 17, 2006) as damages, against the US$384.7 million (plus interest) sum claimed by Reliance. The Company paid the above damages along with interest on September 9, 2008.

Tata Communications International Pte Ltd.—Possible non-compliance with U.S. Foreign Corrupt Practices Act (“FCPA”)

In April 2010, the Company voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission the results of an internal investigation conducted by outside counsel for the Company relating to the activities of a reseller of one of the Company’s subsidiaries, Tata Communications International Pte Ltd. The internal investigation found evidence that the reseller may have offered and made improper payments to officials of a government purchaser in a Southeast Asian country in connection with the resale of the Company’s products. The investigation also found evidence that the Company’s sales consultant in the country was aware of the reseller’s potentially improper activities. Such activities may have violated the U.S. Foreign Corrupt Practices Act. The investigation did not reveal any prior involvement or knowledge regarding these activities by senior management of the Company or its subsidiary.

The Company has taken remedial action, including terminating its relationship with the sales consultant and with the reseller. The Company cannot predict the ultimate consequences of these matters at this time, nor can it reasonably estimate the potential liability, if any, related to these matters. However, based on the facts currently known, the Company does not believe that these matters will have a material adverse effect on its business, financial condition, results of operations or cash flow.

Miscellaneous

The subsidiaries of the Company in various geographies are routinely parties to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, internet bandwidth, and / or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that the Company and / or its subsidiaries received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims individually or in the aggregate will not have a material adverse impact on the Company’s consolidated financial position, these matters are subject to inherent uncertainties.

License Disputes

The Company has pending disputes with the DOT. Please refer to the discussions on Revenue share and License fees under Item 4.

In addition to the matters described above, the Company is involved in lawsuits, claims, investigations and proceedings which arise in the normal course of its business.

Dividends

Although the amount varies, it is customary, though not mandatory, for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. In addition, the board of directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of American Depository Receipts (“ADRs”) are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York Mellon (the “Depositary”), in Rupees and, except as otherwise described in the Deposit Agreement, will be converted by the Depositary into US Dollars and distributed, net of the Depositary’s fees and expenses, to the holders of such ADRs.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The directors recommended that no dividend be paid for the financial year ended 31 March 2010.

The following table sets forth the annual dividends paid per Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
	Rs.	US$(1)
2010	NIL	NIL
2009	4.50	0.09
2008	4.50	0.11
2007	4.50	0.10
2006	4.50	0.10

(1)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date.

There can be no assurance that any future dividends will be declared or paid.

ITEM 9.	THE OFFER AND LISTING

The Company’s shares are currently listed on the Bombay Sock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE).

The Company’s ADSs, represented by ADRs, are listed on the New York Stock Exchange (NYSE) and each ADS represents two shares. The ADSs were issued by The Bank of New York Mellon (the “Depositary”), pursuant to a Deposit Agreement. On September 29, 2010, the last reported sale price for the Company’s ADSs was US$ 14.13 (source: NYSE).

The number of outstanding Shares of the Company as of March 31, 2010 was 285,000,000. As of March 31, 2010, there were 71,976 record holders of the Shares listed and traded on the Indian stock exchanges and approximately 10,658,913 of the Company’s ADRs (equivalent to 21,317,826 Shares). The shares of the Company are compulsorily traded in dematerialised form on the BSE and NSE.

Price History

The table below sets forth the price history of the Shares and ADSs on the BSE, NSE and NYSE for the periods indicated.

	BSE Price per Share[1] (In Rs.)		NSE Price per Share[2] (In Rs.)		NYSE Price per ADS[3] (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2010	651.00	273.20	660.00	271.80	27.46	12.10
2009	585.00	320.00	560.00	323.05	28.69	13.51
2008	783.00	360.50	783.00	359.00	40.36	16.29
2007	515.35	300.05	515.80	300.10	23.67	13.01
2006	493.45	180.00	493.50	161.00	21.57	8.30

Fiscal	High	Low	High	Low	High	Low
2010
First Quarter	651.00	441.00	660.00	440.05	27.46	17.60
Second Quarter	535.95	450.00	536.00	450.00	21.78	18.02
Third Quarter	498.50	335.00	497.95	334.10	21.35	14.13
Fourth Quarter	377.80	273.20	377.70	271.80	16.26	12.10

2009
First Quarter	585.00	338.00	556.00	339.90	28.69	16.47
Second Quarter	484.00	332.00	483.90	340.10	24.60	15.86
Third Quarter	550.00	320.00	560.00	323.05	24.00	13.51
Fourth Quarter	549.95	382.00	545.00	380.15	22.50	14.34

Month	High	Low	High	Low	High	Low
September 2010 (Until September 29, 2010)	354.30	310.10	354.40	318.10	15.15	13.62
August 2010	347.60	271.00	348.00	271.55	14.77	11.64
July 2010	294.80	256.00	294.30	248.65	12.46	10.93
June 2010	265.05	230.25	265.75	225.00	11.32	9.76
May 2010	274.80	233.55	274.90	231.10	12.29	9.02
April 2010	293.90	268.40	293.50	268.10	13.81	12.00

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

ITEM 10.	ADDITIONAL INFORMATION

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

Purpose

The purpose of the Company is:

•

Managing, controlling and maintaining the operations of the Overseas Communications Service of the DoT, Ministry of Communications, and GoI, with all its assets and liabilities, including contractual rights and obligations, on such terms and conditions as may be prescribed by the GoI from time to time.

•

Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services, including, telephone, telex, message relay, data transmission, facsimile, television, telematics, value-added network services, new business services, audio and video services, maritime and aeronautical communication services and other international telecommunications services as are in use elsewhere or to be developed in the future.

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

Changing Rights of Shareholders. Our shareholders can authorize the Company to issue new Shares upon such terms and conditions determined by our shareholders or the Board. Section 86 of the Indian Companies Act allows for the issuance of new shares with differential rights and privileges with respect to voting, dividends or otherwise if the issuance is approved by the shareholders, but the Memorandum of Association of the Company would need to be amended and accordingly a new class of Shares could be issued. The Articles of Association allow for variation of the rights attached to each class of Shares with it approved by a three-fourths majority of the Shares present and voting at a general meeting of that class as provided in the Indian Companies Act (Section 106).

Preventing Change of Control. The Articles of Association gives a technical right to the Board to refuse a transfer of Shares by notice within two months of the date of receipt of a request for transfer. However, since the Shares are in dematerialized form, any change in ownership of the Shares would not require the approval of the Board. There are no provisions in the Memorandum or Articles of Association discriminating against any existing or prospective holder of such Shares as a result of such holder owning a substantial number of Shares. However, such provisions are discussed later under “Takeover Code”.

Dividends

The Company’s shareholders may declare a dividend upon the recommendation of the Board. The amount of the dividend declared may not exceed the amount recommended by the Board, although a lesser amount may be declared. Dividends are distributed and paid within 30 days of approval by the shareholders. The Board is also authorized under the Articles of Association to declare and pay interim dividends to shareholders. In India, the stock exchange listing agreement requires that a dividend is to be disclosed on a per share basis.

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

Dividends may be paid only out of profits of the Company for the relevant year after transfer to the reserves of the Company of a percentage of its profits for that year of not less than 2.5% if the dividend is in excess of 10% of the par value of the Shares. The Indian Companies Act further provides that, in the event of inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits, subject to certain limitations.

Voting Rights

At any general meeting, voting is by a show of hands (where each shareholder has one vote) unless a poll is demanded by at least 10% of those entitled to vote on the resolution, or those holding Shares with a paid-up value of at least Rs. 50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every Share held by that shareholder. The Chairman has a deciding vote in the case of any tie.

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

Ordinary resolutions may be passed by a simple majority of those present and voting at any general meeting of shareholders for which the required period of notice has been given. However, certain resolutions, such as alteration or amendment of the Memorandum and Articles of Association, commencement of a new line of business, issuance of further Shares without preemptive rights and reduction of share capital, require that the votes cast in favor of the resolution (whether by show of hands or upon a poll) be not less than three times the number of votes, if any, cast against the resolution by the members present in person or proxy and voting at the meeting.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings, the Indian Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the Company’s profit and loss account in the form of bonus Shares, to shareholders (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new Shares in proportion to their existing shareholdings unless otherwise agreed by the shareholders. Under the Companies Act, in the event of an issuance of shares, subject to certain limitations, the Company must first offer such Shares to existing shareholders by notice specifying (1) the number of Shares offered and the date within which the offer must be accepted, which may not be less than 15 days from the date of offer and (2) the right, exercisable by the shareholder, to renounce the shares offered in favor of any other person. The Board is entitled to distribute the shares in respect of which preemptive rights have not been exercised in the manner that it deems most beneficial to the Company in accordance with the Articles of Association.

Meeting of Shareholders

The Company is required to convene an annual general meeting of its shareholders in every calendar year, or within 15 months of the previous annual general meeting. The annual accounts of the Company are required to be disclosed to the shareholders at the annual general meeting within six months of the end of the fiscal year. The Company may convene an extraordinary general meeting of shareholders when necessary, or at the request of a shareholder or shareholders holding not less than 10% of the paid-up capital of the Company on the date of the request. The annual general meeting of the shareholders is generally convened by the Company Secretary upon a resolution of the Board. Written notice setting out the agenda of the annual general meeting must be given to the shareholders whose names are on the register at the record date at least 21 days (excluding the day of service) prior to the date of the annual general meeting. Those shareholders who are registered as shareholders on the date of the annual general meeting are entitled to attend or vote at such meeting.

The annual general meeting of shareholders must be held at the registered office of the Company or some other place within the city in which the registered office is located. An Extraordinary General Meeting may, be held at any place determined by the Board.

The Articles of Association provide that a quorum for an annual general meeting is the presence of at least five shareholders, including a representative of the President of India and Panatone Finvest Limited. In addition, the Articles of Association provide that the Board may, whenever it thinks fit and must, on the request of the holders of not less than one-tenth of the paid-up capital of the Company that have the right to vote on such matter, convene an extraordinary general meeting of the Company. In the case of such a request:

1)	The request must state the purpose of the meeting and must be signed by the petitioners.

2)	If the Board does not proceed within 21 days from the date of the request to cause a meeting to be called on a day not later than 45 days from the date of the request, the petitioners or a majority of them in value may themselves convene the meeting, but any meeting so convened must be held within 3 months from the date of the request.

3)	Any meeting convened under the Articles of Association must be convened in as nearly the same manner as possible as that in which meetings are convened by the Board.

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

Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules made thereunder, together with delivery of the share certificates. The share transfer agent of the Company is Sharepro Services (India) Pvt. Ltd, located in Mumbai, India, which is duly licensed to carry on such business under the Securities & Exchange Board of India (Registrar & Share Transfer Agents) Rules. The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage “dematerialization” of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depositary participant appointed by the National Securities Depositary Limited or Central Securities Depositary Limited, a depositary established pursuant to the Indian Depositories Act, 1996. Charges for opening an account with a Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depositary Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depositary Limited participant and held by such Securities Depositary Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interests in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depositary Limited participants.

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

Audit and Annual Report

The Company must circulate, at least 21 days before an annual general meeting of shareholders, a detailed version of the Company’s audited balance sheet and profit and loss account and the reports of the Board and the auditors thereon. The Company is also required under the Indian Companies Act to make available, upon the request of any shareholder, a complete balance sheet and profit and loss account of the Company in the case of circulation of abridged accounts.

Under the Indian Companies Act, the Company must file with the Indian Registrar of Companies the balance sheet and annual profit and loss account presented to the shareholders within 30 days and an annual return within 60 days, of the conclusion of an annual general meeting.

Approval of Matters

(a) Under the SHA, the following would have to be approved by an affirmative vote of the one authorized representative of both the GoI and Panatone Finvest Limited, and at the meeting of the Board, by an affirmative vote of at least one nominee director of each of the GoI and Panatone Finvest Limited:

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

(vi) The making, directly or indirectly, of loans or advances in excess of Rs.500 million to any person other than in the ordinary course of the business of the Company;

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

(xiii) The delegation by the Board to any person of the Board’s authority to approve or authorize any matter described in this sub-paragraph (a);

(xiv) Change directly or indirectly in the use of land and buildings of the Company other than for the purposes of the main objects of the Company as defined in the Memorandum of Association;

(xv) Any one or a series of transactions, which causes a sale, lease, exchange or disposition of obsolete equipment or equipment not in use of the Company or its subsidiaries having an aggregate value exceeding 25% of the total value of the net fixed assets of the Company as specified in the Audited Financial Statements; or

(xvi) Any commitment or agreement to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in the SHA, in the event any of the aforesaid items of business mentioned in (a) above is not approved by the Board or shareholders at a meeting or otherwise, then such non-approved items shall not be implemented by the Company. Panatone Finvest Limited and the GoI shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board or the shareholders shall not be considered as a subject matter of dispute, difference, disagreement or the like between the Government of India and Panatone Finvest Limited and the non-approval of such item of business will not be referred to arbitration under the SHA.

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

An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with the Indian Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or (Buy-back Regulations).

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

Liquidation Rights

Subject to the rights of creditors, employees and of the holders of any other shares entitled by their terms to preferential repayment over the Shares, if any, in the event of a winding-up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on such Shares. All surplus assets after payments due to the holders of any preference shares belong to the holders of the Shares in proportion to the amount paid-up or credited as paid-up on such Shares, respectively, at the commencement of the winding-up.

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

•

Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner within 21 days from the financial year ended March 31, as well as the record date of the company for the purpose of a declaration of a dividend.

With respect to takeovers (other than bail-out takeovers) of listed companies, the Takeover Code, as amended, provides for mandatory bid and open offer requirements, summarized below:

•

An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by it or by persons acting in concert with it) would entitle such acquirer to exercise 15% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire an additional 20% of the shares of the company.

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

•

Any further acquisition of shares or voting rights by an acquirer who holds 55% of the shares or voting rights in a company triggers the same public announcement requirements. Such acquirer, however, may without making a public announcement under these Regulations, acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights entitling him up to 5% voting rights in the target company subject to the following:-

•

the acquisition is made through open market purchase in normal segment on the stock exchange but not through bulk deal /block deal/ negotiated deal/ preferential allotment; or the increase in the shareholding or voting rights of the acquirer is pursuant to a buy back of shares by the target Company; and

•	the post acquisition shareholding shall not increase beyond 75%.

•

In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company unless such acquirer makes a public announcement offering to acquire a minimum of 20% of the shares of the company. The change of control for the purpose of this act excludes those which take place pursuant to a special resolution passed by the shareholders in a general meeting.

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

The general requirement to make a public announcement does not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in the erosion of more than 50% (but less than 100%) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years and engaged in an industry listed in Schedule 1 of the Industries (Development & Regulation) Act, 1951 which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

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

The Company has entered into a listing agreement with each of the other Indian Stock Exchanges on which the Shares are listed. Clause 40A of the listing agreements provides that if an acquisition of a listed company’s Shares results in the acquirer and its associates holding 5% or more of a company’s outstanding shares, the acquirer must report its holding to the company and the relevant stock exchange(s) where the company’s shares are listed. When any person acquires or agrees to acquire shares exceeding 15% of the voting rights in any company or if any person who holds shares which in aggregate carries less than 15% of the voting rights of the Company and seeks to acquire shares exceeding 15% of the voting rights, such person shall, in accordance with Clause 40B, not acquire any Shares exceeding 15% of the voting rights of the company without making an offer on a uniform basis to all the remaining shareholders to acquire Shares that have an additional 20% of the voting rights of the total outstanding shares at a prescribed price.

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

The company shall in turn disclose the information received as above to the stock exchanges on which the shares of company are listed, within 7 working days of the receipt thereof, if, during any quarter ending March, June, September and December of any year:

•	the total number of shares pledged during the quarter along with the shares already pledged exceeds 25,000

•	or 1% of the total paid up capital of the company

whichever is lower.

Restriction on issue of shares with superior rights

The Securities & Exchange Board of India amended the Listing Agreement in July 2009 to incorporate a restriction on issue by a listed company of shares in any manner which may confer on any person, superior rights as to voting or dividends vis-à-vis the rights on equity shares that are already listed.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (“FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) under FEMA 1999.

The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted to nonresidents / NRIs for acquisition of shares by way of transfer as follows:

a. Sale / Gift of shares by Non-Resident to Non-Resident including NRI: A person resident outside India (other than an NRI and OCB) may transfer by way of sale or gift, the shares or convertible debentures to any person resident outside India (including NRIs).

b. Sale / Gift of share by NRI to NRI: NRIs may transfer by way of sale or gift the shares or convertible debentures held by them to another NRI.

In both the above cases, if the transferee has an existing venture or tie-up in India as on January 12, 2005, through an investment/technical collaboration / trade mark agreement in the same field in which the Indian company, whose shares are transferred, is engaged, he has to obtain prior permission of Secretariat of Indiustrial Assistance (SIA)/Foreign Investment Promotion Board (FIPB) to acquire the shares. This restriction is, however, not applicable to the transfer of shares for investments to be made by Venture Capital Funds registered with SEBI; investments by multinational financial institutions; or where the existing joint venture investment by either of the parties is less than 3 per cent; or where the existing joint venture / collaboration is defunct or sick or for a transfer of shares of an Indian company engaged in the Information Technology sector or in the mining sector, if the existing joint venture or technology transfer/trade mark agreement of the person to whom the shares is to be transferred are also in the Information Technology sector or in the mining sector for same area/mineral.

c. Gift from Non Resident to Resident:A person resident outside India can transfer any security to a person resident in India by way of gift.

d. Sale of Shares by Non-resident on the Stock Exchange: A person resident outside India can sell the shares and convertible debentures of an Indian company on a recognized Stock Exchange in India through a stock broker registered with stock exchange or a merchant banker registered with SEBI.

e. Sale of shares by Resident to Non-resident: A person resident in India can transfer by way of sale shares / convertible debentures (including transfer of subscriber’s shares), of an Indian company in sectors other than the financial services sector (i.e. Banks, Non Banking Financial Companies (NBFC), Insurance, Asset Resconstruction Companies (ARCs), Credit Information Companies (CICs), infrastructure companies in the securities market viz. Stock Exchanges, Clearing Corporations, and Depositories, Commodity Exchanges, etc.) under private arrangement to a person resident outside India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

f. Sale of shares by Non-Resident to Resident – Private arrangement: General permission is also available for a transfer of shares / convertible debentures by way of sale under private arrangement by a person resident outside India to a person resident in India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

g. The above General Permission also covers transfer by a resident to a non-resident of shares / convertible debentures of an Indian company, engaged in an activity earlier covered under the Government Route but now falling under the automatic Route of the Reserve Bank, as well as a transfer of shares by a non-resident to an Indian company under a buyback and / or capital reduction scheme of the company. However, this General Permission is not available in the case of a transfer of shares / debentures, from a Resident to a Non- Resident / Non-Resident Indian, of an entity engaged in any activity in the financial services sector (i.e. Banks, NBFCs, ARCs, CICs, Insurance, infrastructure companies in the securities market such as Stock Exchanges, Clearing Corporations, and Depositories, Commodity Exchanges, etc.).

With effect from November 29, 2001, Overseas Corporate Bodies (“OCBs”) are not permitted to invest under the Portfolio Investment Scheme in India. Further, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares / convertible debentures until such time as these are sold on the stock exchange.

In all other cases not covered in the above paragraph, prior approval of the RBI is necessary. For transfers of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor should obtain the approval of the GoI and thereafter make an application to the RBI for permission. In such cases the RBI may permit the transfer subject to certain terms and conditions including the price at which the sale may be made.

Restrictions on a Sale of the Shares Underlying the Company’s American Depositary Receipts and Repatriation of the Sale Proceeds

American Depositary Receipts (“ADR(s)”) issued by Indian companies to non-residents have free transferability outside India. The GoI has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the GoI. Such restrictions on foreign ownership of the underlying Shares may cause the Company’s Shares to trade at a discount or premium to its ADSs.

In February 2002, the RBI issued a circular stating that the terms of Regulations 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the GoI. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

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

The pricing of ADR/GDR/FCCB issues must be made at a price not less than the higher of the following two averages: (i) the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date and; (ii) the average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date. The “relevant date” means the date thirty days prior to the date on which the annual meeting of the shareholders is held, as required by section 81 (IA) of the Indian Companies Act, 1956, to consider the proposed issue.

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

Foreign Direct Investment (“FDI”)

FDI in India is allowed automatically and without prior approval in almost all sectors, except:

1. proposals that require an industrial license and cases where foreign investment is more than 24% in the equity capital of units manufacturing items reserved for the small scale industries;

2. proposals in which the foreign collaborator has a previous venture in India;

3. transfers of shares from resident to non-residents and vice versa; and

4. proposals falling outside notified sectoral policy/ caps or under sectors in which FDI is not permitted and/or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not avail itself of the automatic route.

The FIPB is the body that considers and recommends FDI that does not fall within the automatic route. The FIPB is part of the Department of Economic Affairs, Ministry of Finance. With respect to the activities of the Company, approval from the FIPB is required for any direct foreign investment that exceeds 51% of the total issued share capital of the Company.

In May 1994, the GoI announced that purchases by foreign investors of ADSs, as evidenced by ADRs and foreign currency convertible bonds of Indian companies, would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in foreign direct investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries.

The FDI ceiling in the telecom sector varies from 49% to 74% depending on the nature of the service being provided. The total composite foreign holding, including but not limited to investment by FIIs (holding as on March 31), NRI/OCB, FCCB, ADRs, GDRs, convertible preference shares, convertible currency debentures, and proportionate foreign investment in Indian promoters/investment companies including their holding companies, may not exceed the allowable percentage.

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

(ii) electronic mail; and

(iii) voicemail.

Regardless of whether the FDI limit is 74% or 49%, the following apply to all FDI in the telecom sector:

•	Direct and indirect foreign investments in telecom companies may not exceed 74%.

•	The Indian shareholding may not be less than 26% of all telecom companies.

•	The status of foreign holdings must be declared to the Government on a half-yearly basis.

•

A majority of directors of telecom companies, the chief officer in charge of technical network operations, the chief security officer and the officers/officials dealing with the lawful interception of messages shall be resident Indian citizens. The chairman, managing director, chief executive officer and/or chief financial officer, if foreign nationals, must be security vetted by the Ministry of Home Affairs (“MHA”). Security vetting is required annually.

•	No telecom company may transfer any accounting information, user information or details of network and infrastructure to any person or place outside India.

•	Each telecom company must provide traceable identities of their subscribers.

•	No traffic originating and terminating in India may be routed outside India.

•	Remote access to networks may only be provided to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data must be maintained and monitoring may only be done on authorization by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the GoI from a centralized location.

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

The Overseas Corporate Bodies (“OCBs”) at least 60% owned by non-resident Indians or persons of Indian origin have been since September 16, 2003 derecognized as a class of investors in India. However, requests from such entities which are incorporated and not under the adverse notice of RBI/SEBI will be considered for undertaking fresh investments under the FDI scheme with prior approval of the GoI if the investment is under the approval route and with the prior approval of RBI if the investment would be made under the automatic route.

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

More detailed provisions relating to foreign institutional investors investments have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of foreign institutional investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of the foreign institutional investors in India.

SEBI-registered foreign institutional investors have been permitted to purchase shares / convertible debentures of an Indian company through offer/private placement. This is subject to investment ceilings prescribed under the Foreign Exchange Management Act. Indian companies are permitted to issue such shares provided that: (i) in the case of a public offer, the price of shares to be issued is not less than the price at which shares are issued to residents and (ii) in the case of an issue by private placement, the price is not less than the price arrived at in terms of SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable. Purchases can also be made of Partly Convertible Debentures/ Fully Concertible Debentures/ Right Renunciations/Warrants/Units of Domestic Mutual Fund Schemes.

Foreign institutional investors may not engage in short selling and must take delivery of securities purchased and give delivery of securities sold. There may not be any squaring off of transactions during the no-delivery period of a security.

The foreign institutional investors may form a 100% debt fund and get such fund registered with SEBI. Investment in debt securities by foreign institutional investors are subject to limits, if any, stipulated by SEBI in this regard.

Voting Rights

Holders of the Company’s ADSs will not be entitled to instruct the Depositary how to vote the Shares underlying the ADSs. Rather, each holder, by accepting an ADR, authorized and directed the Depositary to vote as set forth below.

The Depositary will vote the deposited Shares as instructed by the Board or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board. However, the Depositary will only do this upon the Company’s legal counsel issuing an opinion to the Depositary stating that it is legal for the Depositary to do so and that doing so will not expose the Depositary to legal liability. If the Company does not provide the legal opinion referred to above, the Depositary will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

Taxation

Indian Taxation

General.

The following summarizes the material Indian tax consequences for investors in ADSs and Shares received upon redemption of ADSs who are non-residents as defined in the Indian Income Tax Act, 1961 (Indian Tax Act), whether of Indian origin or not, who acquire ADSs or Shares (upon redemption) and who hold such ADSs or Shares (upon redemption) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. This is primarily based on the provisions of the Indian Tax Act, including the special tax regime contained in Section 115AC (the “Section 115AC Regime”), read with the Finance Act for the relevant year, Finance (No.2 Act), 2004 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (Scheme). A non-resident investor has an option to be governed by the provisions of the Act or the provisions of a tax treaty that India has entered into with another country of which the non-resident investor is a tax resident, whichever is more beneficial.

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

•

182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

•

182 days or more, in the case of a citizen of India who leaves India for the purpose of employment outside India in any previous year and has within the four preceding years been in India for a period or periods amounting to 365 days or more.

A company is resident in India if it is registered in India or the control and management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not residents of India would be treated as non-residents for purposes of the Indian Tax Act.

Taxation of Distributions

Dividends paid to shareholders (whether or not resident in India) will not be subject to tax in the hands of the shareholders. However a company paying the dividend is subject to a dividend distribution tax of 16.60875% (including surcharge and education cess) on the total amount it pays to its shareholders as dividends, in addition to the normal corporate tax on its income.

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

A gain ordinarily arising on the sale of an equity share, whether to a resident or a non-resident or whether inside India or outside India, will give rise to a liability for Indian capital gains tax. However, any gain arising on the sale of an equity share of a company held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary) which is a long-term capital gain, will be exempt from tax if the sale is registered on a recognized Stock Exchange and such transaction of sale is chargeable to Securities Transaction Tax (STT). In other cases of long-term capital gains, the rate of tax will be as applicable as given in the table below.

Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor and will be as applicable for short-term capital gains (“ST”) as given in the table below. However, in such a case, there is also a concessional rate of tax available, if the sale is entered on a recognized stock exchange and such transaction of sale would apply to the Securities Transaction Tax (“STT”) as described below under “Securities Transaction Tax”.

The table below gives the capital gains tax rates including surcharge and education cess applicable to Corporate and non-corporate under the different scenarios.

INVESTOR	INCOME	CAPITAL GAINS
		Subject to STT		Not Subject to STT
		Long Term	Short Term	Long Term		Short Term
		%	%	%		%
FOREIGN COMPANY	Exceeds Rs. 10,000,000	NIL	15.8363	10.5575		42.23
	Equals or does not exceed Rs. 10,000,000	NIL	15.45	10.30		41.20
NON-CORPORATE		NIL	15.45	20.60	*	30.90

*	with indexation benefit, whereas without indexation benefit the rate applicable would be 10.30%

On a transfer of shares from the depositary upon the redemption of ADSs, the provisions of the double taxation treaty entered into by the GoI with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on such transfer. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption and not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

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

Exemption of Capital Gains

As explained above, any gain arising on the sale of an equity share of a company held for more than 12 months will be exempt from tax if the sale is entered into on a recognized stock exchange and such transaction of sale is chargeable to STT.

Tax Deduction at Source

There is no withholding tax on long-term capital gains where such gains are exempt under the Act. Tax on other long-term and short-term capital gains is deducted at the source by the payer.

Capital Losses

Long-term capital loss on the sale of Shares being chargeable to STT will not be allowed to be set-off or carried forward for set-off against any capital gains.

For other cases, in general terms, losses arising from a transfer of a capital asset in India can only be set-off against capital gains. A long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year and may be set-off against the capital gains assessable for such subsequent assessment years. In order to set-off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India.

Securities Transaction Tax

As per Chapter VII of the Finance (No. 2 Act), 2004 (as amended), STT is payable as follows:

Sr. No.	Taxable Securities Transaction	Rate	Payable by
1.	Purchase of an equity share in a company, where - (a) the purchase is on a recognized stock exchange; and (b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.	0.125%	Purchaser

2.	Sale of an equity share in a company, where - (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.	0.125%	Seller

3.	Sale of an equity share in a company, where - (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled otherwise than by the actual delivery or transfer of such share.	0.025%	Seller

The recognized stock exchange is responsible for collecting the STT and paying it into the Government treasury.

Stamp Duty and Transfer Tax

Upon the issuance of Shares, the Company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or Shares exchanged. A sale of Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the Shares on the trade date or the consideration amount, whichever is higher, although customarily such tax is borne by the transferee. However, in the case of Shares held with the Depositary in electronic mode, there will not be any incidence of stamp duty.

Wealth Tax

ADSs held by non-resident holders and the underlying Shares held by the depositary and the transfer of ADSs between non-resident holders and the depositary will be exempt from Indian wealth tax.

Estate Duty

Under current Indian law, there is no estate duty applicable to a non-resident holder of ADSs or Shares.

Service Tax

Brokerage fees or commissions paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.30%. The stock broker is responsible for collecting the service tax and paying it into the Government Treasury.

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

To the extent that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under United States federal income tax principles for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the US Holder on a subsequent disposition of the Shares or ADSs), and the balance in excess of the adjusted basis will be taxed as a capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the Company’s current and accumulated earnings and profits would not give rise to foreign source income.

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

Taxation of Capital Gains

For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder’s tax basis in the right, Share or ADS. Such gain or loss will be a capital gain or loss and it will be a long-term capital gain or loss if the holding period of the US Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011. Any gain or loss recognized by a US Holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

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

Interest Rate Risk

Our exposure to interest rate risks relates primarily to:

•	Our long term debt, which is normally utilized to finance capital expenditures and acquisitions, and

•	Our investment in debt based mutual funds (available-for-sale securities).

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over the Counter (OTC) interest rate swaps, a derivative financial instrument, to reduce the interest rate risk related to these activities. We entered into an interest rate swap of Rs. 4,951 million (US$ 110 million) and forward starting interest rate swaps of Rs. 6,751million (US$ 150 million) effective from fiscal year 2011 onwards out of total floating rate debt of Rs. 34,580 million (US$ 769 million).

The interest rate swap is designated as a cash flow hedge and the effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive income/(loss) and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. During fiscals 2008, 2009 and 2010 there was no material ineffectiveness related to the change in the fair value of the swaps. Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 189 million (US$ 4.2 million) of unrealized losses currently in accumulated other comprehensive income/(loss) is estimated to be transferred into earnings during fiscal 2011.

A 1% change in the interest rates on our unhedged floating rate long-term loans as on March 31, 2010 would have had an aggregate adverse or beneficial impact of Rs. 249 million (US$ 5.53 million) on our financial statements for fiscal year 2011.

All long-term debts which had a fixed interest rate for at least one year as at the end March 31, 2010 have been considered fixed rate debt. Total outstanding long-term debt as at March 31, 2010 is Rs. 55,509 million (US$ 1,235 million). As of March 31, 2010, approximately 53% of the total long-term debt carried floating interest rates. We had entered into forward start swaps in fiscal 2010, effective from fiscal year 2011 thereby reducing the exposure to variable interest rate loans to around 41%. Available-for-sale securities (debt mutual funds) are carried at their fair values, which are generally based on market price quotations. As at March 31, 2010, the fair value of mutual fund investments is Rs. 4,523 million (US$ 100.62 million) against the book value of Rs. 4,519 million (US$ 100.53 million).

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and US Dollars (for international subsidiaries of Tata Communications) amount of foreign currency settlements received by the Company from, and paid by the Company to, foreign telecommunication administrations, other customers, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2010, the Company had a significant amount of foreign currency denominated receivables (Rs. 10,949 million or US$ 244 million) and payables (Rs. 13,313 million or US$ 296 million), which expose the Company to foreign exchange risks. A 1% strengthening or weakening of the Rupee against foreign currencies would have had an aggregate beneficial or adverse impact of Rs. 23.64 million (US$ 0.52 million) on the Company’s financial statements.

We also have external foreign currency debt exposure on our books of Rs. 3,464.47 million (US$ 77 million). This includes long-term borrowings of Rs. 2,575 million (US$ 57 million) and Rs. 890 million (US$ 20 million) of short- term borrowings. A 1% strengthening or weakening of the rupee against the foreign currency short-term debt would have had an aggregate adverse or beneficial impact of Rs. 8.90 million (US$ 0.20 million) on our financial statements.

The Company uses foreign currency forward and option contracts (derivative instruments) to manage the exchange risks associated with movements in foreign currencies against functional currencies of the Company.

As at March 31, 2010, the derivative instruments had a net fair value of Rs. 347 million, out of which Rs. 351 million of fair value was recognised as an asset and Rs. 4 million was recognised as a liability.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)	a fee not in excess of US $5 per 100 ADS for the execution and delivery of receipts and the surrender of receipts;

(ii)	a fee not in excess of US $0.02 per ADS for each cash distribution pursuant to the deposit agreement; and

(iii)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;

(ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

(iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary

During fiscal 2010, the Depositary paid approximately US $38,000 to the NYSE on behalf of the Company for its annual stock exchange listing fees. The Company has not received any other reimbursements or payments from the depository directly or indirectly during fiscal 2010.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2010, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, we have strengthened our internal controls over process of reviews for correct classification of income tax balances relating to uncertain tax positions. Further there were no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

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

Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net loss of Rs. 3,192 million to the net loss for the year, have not been assessed, except relating to controls over the recording and related disclosure of amounts relating to the investments that are recorded in the Company’s consolidated financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2010.

Our Independent registered public accounting firm, Deloitte Haskins & Sells has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2010.

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

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided to us in fiscal 2009 and 2010:

Fiscal Year ended March 31
Type of Service	2009	2010	Description of Service
a) Audit Fees	Rs. 93,856,334	Rs. 74,173,103	Annual audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	Rs. 16,517,200	Rs. 15,117,200	Services related to the quarterly review of financial statements.

c) Tax Fees	Rs. 73,458,982	Rs. 52,172,177	Tax audit fees and tax consulting services.

d) All Other Fees	Rs. 43,135,802	Rs. 10,407,095	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2009 and 2010, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company.

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

The Company’s audit committee is composed of four directors, all of whom meet the independence requirements under Rule 10A-3 of the Exchange Act with the exception of Mr. Md. Shahbaz Ali who is exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv)(E) of the Exchange Act as he is a representative of the Government of India and is not an executive officer of the Company. The Company’s reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16 F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16 G.	CORPORATE GOVERNANCE

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

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no such requirement.

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. The Company does not have such a committee.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. The Company does not have such a charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Company has such a committee composed of one non-executive director, one independent director and one government nominee director.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. The scope of the Company’s remuneration committee includes determination of the Board’s compensation and the Company’s policy on specific remuneration packages for executive directors including pension rights and any other compensation payments.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian law. The Company has an audit committee composed of four non-executive directors, out of which three are independent, including the committee’s chairman, and one of whom is a government representative and falls within an exemption to the independence requirement.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	The Company has a written audit committee charter that provides for specific purposes and responsibilities as set forth in the Company’s listing agreement with the Indian stock exchanges and SOX compliance requirements.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2009-10 (Page 26 to Page 40) under the headings:

•       Report on corporate governance for the year 2009-10

•       Directors’ Responsibility Statement for the Year 2009-10

•       Secretary Responsibility Statement

•       Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•       Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification for the Year 2009-10.

•       Auditors’ certificate on compliance with the conditions of corporate governance under Clause 49 of the Listing Agreements

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice
Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by the regulations framed by the Securities and Exchange Board of India regulations, the Company has adopted a code governing trading in the Company’s securities by insiders. As required under the listing agreement with Indian stock exchanges, the Company has also adopted a Code of Conduct for Senior Management and Board Members. The Board members and our senior management have affirmed the Code of Conduct. The Code of Conduct is available on the Company’s website www.tatacommunications.com, but none of the information on the Company’s website is incorporated into this document and it should not be considered a part of this document.

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation in November 2009. Section 303A of the NYSE Corporate Governance Standards states that each listed company must submit an executed Interim Written Affirmation to the NYSE in case there is a change in the composition of the Audit Committee of the Company. Accordingly, an Interim Written Affirmation under Section 303A of Tata Communications Limited was filed on 6 April 2010 and 24 September 2010 which were necessitated by the exit of Mr. H.P. Mishra and Mr. Manish Sinha respectively from the Audit Committee and the appointment of Mr. Md. Shahbaz Ali as a new member of the Audit Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements comprised the consolidated balance sheets of the Company as of March 31, 2009 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2008, 2009 and 2010 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The financial statement pages appear on pages F-1 through F-55.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Certificate of Incorporation of Tata Communications Limited, dated March 19, 1986 and as currently in effect.

1.2******	Amendment No. 1 to the Certificate of Incorporation of Tata Communications Limited (reflecting name change to Tata Communications Limited).

1.3#	Articles of Association of Tata Communications Limited, dated April 02, 2004.

1.4*	Memorandum of Association of Tata Communications Limited, dated April 02, 2004.

1.5	Memorandum and Articles of Association of Tata Communications Limited, dated April 3, 2008.

1.6*	Certificate for Commencement of Business, dated March 21, 1986

1.7*	Specimen Certificate for Equity Shares of Tata Communications Limited.

2.1*	Form of Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.2*****	Stock and Asset Purchase Agreement among Tycom (US) Holdings, INC., Tyco Global Network Ltd., Tyco International Group, S.A., Tata Communications Bermuda Ltd. and the Company dated November 1, 2004.

4.3*****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.4****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.5****	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

4.6#	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Tata Communications Limited, dated September 7, 2000.

4.7******	Tata Brand Equity & Business Promotion Agreement, dated December 4, 2007, between Tata Sons Limited and the Company

4.8	Tata Brand Equity & Business Promotion Agreement, dated February 2nd 2010, between Tata Sons Limited and the 33 subsidiaries of the Company

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.
******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 14, 2008 and incorporated herein by reference.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 30, 2010

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

“3G” means Third Generation;

“ADC” means Access Deficit Charge;

“ADR” means American Depository Receipt;

“ADS” means the Company’s American Depositary Shares listed on the New York Stock Exchange;

“AGR” means Adjusted Gross Revenues;

“AICTE” means the All India Council for Technical Education;

“Annual General Meeting” means the meeting of shareholders held each year;

“ANSI” means American National Standards Institute;

“ATM” means Asynchronous Transfer Mode Services;

“BEBP Agreement” means the Brand Equity and Business Promotion Agreement entered into between Tata Communications Ltd and Tata Sons Ltd;

“BITS” means the Basic International Telecommunications Service license, issued by the Canadian Radio-television and Telecommunications Commission to the Company;

“BIX” means Bahrain Internet Exchange maintained by Bahrain Telecommunications Company;

“BPO” means Business Process Outsourcing;

“Broadband” means a high speed communications network in which frequency range is divided into multiple independent channels for simultaneous transmission of signals;

“Broadband Operators” mean providers of Broadband services;

“BSE” means the Bombay Stock Exchange Limited;

“BSNL” means Bharat Sanchar Nigam Limited;

“BT Group” means the British Telecommunications PLC group of companies;

“C&MA” means the Construction and Maintenance Agreement, governing the construction and on-going maintenance of an undersea fibre optic cable system;

“C2C” means C2C Pte Limited;

“CAC” means Carrier Access Code. which refers to a proposed Indian regulation that will, amongst other things, offer end user customers the right to choose long distance services;

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

“CCI” means Communications Commission of India;

“CDMA” means Code Division Multiple Access;

“CDN” means Content Delivery Network;

“CEC” means China Enterprise Communications Limited;

“CII” means the Confederation of Indian Industry;

“CIN” means Corporate Identity Number;

“CIPRIS” means the French company specializing in selling VNO services to mid-sized companies in Europe that was acquired by the Company in January 2007;

“Cochin Port Trust” means the body of the Government of India that manages the port of Kochi;

“CODM” means Chief Operating Decision Makers;

“Contact Center Services” means the services offered by the Company that are network-based hosted, multi-tenant, multi-media contact center services, including through voice, email, and text and web communication channels;

“Content Delivery Networks” means the service offered by the Company that comprises a system of computers containing copies of data, placed at various points in a network so as to maximize bandwidth for access to the data from customers throughout the network;

“CRTC” means the Canadian Radio-television and Telecommunications Commission;

“Data Centers” means facilities used to house computer systems and associated components such as telecommunications and storage systems;

“Depositary” means the Bank of New York Mellon;

“Digital Satellite News Gathering” or “DSNG” means the use of satellite technology to record and transmit remote news stories;

“Digital Subscriber Line” or “DSL” means a technology that provides high bandwidth network connections to homes and small businesses;

“DIL” means Direct Internet Limited;

“Dishnet” means a broadband internet service provider in India that was acquired by the Company in 2004 and is now part of Tata Indicom Broadband;

“DoT” means Department of Telecom, Government of India;

“Double Taxation Treaty” means a reciprocal arrangement between two countries not to retax the repatriated income that a firm or person domiciled in one country earned in (and paid taxes on) the other.

“Education Cess” means a tax in India that all taxes are subject to equal to 2% of the total tax payable;

“Electronic Mail” means digital electronic messages sent via the Internet;

“EMEA” means Europe, the Middle East and Africa;

“Enterprise” means the area of the Company’s business focused on selling services to business customers who are the end users of the services;

“Enterprise Data” and “Enterprise Data Business” means data telecommunications services provided by the Company to its Enterprise customers;

“ERM” means Enterprise-wide Risk Management, which refers to an internal framework of the Company designed to optimally identify and manage Company risks;

“ESMR” means Enhanced Specialized Mobile Radio;

“Ethernet” means a family of frame-based computer networking technologies for local area networks (LANs);

“Etisalat” mean Emirates Telecommunications Corporation, a UAE-based telecommunications services provider;

“EU” means the European Union;

“Extraordinary General Meeting” means a meeting of shareholders held on an irregular basis;

“FCC” means the Federal Communications Commission in the US;

“FCCBs” means Foreign Currency Convertible Bonds;

“FCPA” means the Foreign Corrupt Practices Act, 1977, as amended from time to time;

“FDI” means Foreign Direct Investment;

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

“FIPB” means the Foreign Investment Promotion Board;

“Fiscal Year” means the Company’s financial year running from 1 April to 31 March;

“FLAG” means the undersea fiber optic cable system known as Fiber Optic Link Around the Globe;

“GAAP” means Generally Accepted Accounting Principles;

“Gartner Magic Quadrant” means the proprietary research tool developed by Gartner Inc. a US-based research and advisory firm;

“GBP” means Pounds Sterling or the lawful currency of the United Kingdom;

“GDR” means Global Depositary Receipts;

“GDS” means Global Data Solutions;

“General Meeting” means a meeting of shareholders;

“GHG” means greenhouse gas emissions which comprise of gases in an atmosphere that absorb and emit radiation within the thermal infrared range;

“Global 800” means a service offering international toll-free 800 numbers;

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

“GMC” means the Global Management Committee, which refers to an internal committee of the Company established to formulate strategies of the Company, including those pertaining to networks, expansion, entry into newer geographies and human resources;

“GPSS” means Gateway Packet Switching Services;

“GSM” means Global System for Mobile;

“HCD” means Home Country Direct;

“HSE Council” means Tata Communications’ Health Safety and Environment Council;

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

“IMEWE” means the undersea fiber optic cable system known as IMEWE;

“Indian Companies Act” means the Indian Companies Act, 1956;

“Indian GAAP” means Indian Generally Accepted Accounting Principles;

“Information and Communications Technology” means all technical” means for processing and communicating information, including methods for communication (communication protocols, transmission techniques, communications equipment, media (communication)), as well as techniques for storing and processing information (computing, data storage, etc);

“Infrastructure Providers” means the third parties that the Company purchases its infrastructure from;

“IN-platform/infrastructure” means the Intelligent Network platform and infrastructure;

“INR” means Indian Rupees or the lawful currency of India;

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

“Internet Telephony” means the use of the Internet to make telephone calls;

“IP” means Internet Protocol;

“IP DSLAM” means Internet Protocol Digital Subscriber Line Access Multiplexer;

“IP Transit” means the Internet transit service offered by the Company;

“IP VPN” means Internet Protocol Virtual Private Network;

“IPL” means International Private Lines;

“IPLC” means International Private Leased Circuit;

“IRU” means Indefeasible Right of Use;

“ISDN” means Integrated Services Digital Network;

“ISO 27001” means the International Organization for Standardization (ISO) certification which formally specifies a management system that is intended to bring information security under explicit management control;

“ISP” means Internet Service Providers;

“ITAT” means Income Tax Appellate Tribunal (India);

“ITEs” means International Telecommunications Entities;

“ITFS” means International Toll Free Service;

“ITSP” or “Internet Telephony Service Provider” means a provider of telephone services provided via the Internet;

“ITU” means International Telecommunications Union;

“IUC” means Interconnection Usage Charges, which refers to charges paid by one telecom operator to another for the use of the latter’s network for originating, terminating, or transmitting a call;

“JV” means Joint Venture Company;

“LCO” means Local Cable Operator;

“Local Number Services” means the services offered by the Company allowing companies to offer their customers a number to dial at local rates wherever any customer is dialing from;

“Managed Hosting” means the dedicated hosting service offered by the Company;

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

“MMDS” means Multichannel Multipoint Distribution Service;

“MNO” means Mobile Network Operator;

“Mobile” means the suite of services offered by the Company to mobile phone operators;

“Mobile Operators” mean providers of mobile telephone services;

“Mobility Services” means the services offered by the Company to its Mobile Operator customers;

“Mobily” is the trade name of Saudi Arabia’s second Telecommunications company, Etihad-Etisalat consortium;

“MPLS” means Multi-Protocol Label Switching;

“MSSP’s” or “Managed Security Service Providers” means the providers of outsourced network security services;

“MTNL” means Mahanagar Telephone Nigam Limited;

“MVNO” means Mobile Virtual Network Operator;

“NABCB” means National Accreditation Board for Certifying Bodies;

“Nawras” is a mobile communications provider in the Sultanate of Oman;

“Neotel” means Neotel Pty Ltd;

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

“NSE” means National Stock Exchange of India Limited;

“NYSE” means New York Stock Exchange;

“OCBs” means Overseas Corporate Bodies and refers to a company, partnership, society or other corporate body owned directly or indirectly to the extent of at least 60% by NRI’s including overseas trusts;

“OCS” means Overseas Communications Service;

“OSS-BSS Systems” means Operations Support Systems—Business Support Systems;

“OTC” means Over the Counter;

“PP&E” means Property, Plant and Equipment;

“PRC” means Peoples Republic of China;

“Promoter” refers to the Strategic Partner, its principals and the Government of India;

“QCI” means Quality Council of India;

“QDI” means Qualified Dividend Income;

“QFC” means Qualified Foreign Corporation;

“Qtel” means Qatar Telecom (Qtel) Q.S.C.;

“RA” means Remote Access;

“RBI” means Reserve Bank of India established under the Reserve Bank of India Act, 1934;

“RBU” means Retail Business Undertaking;

“Retail and Retail Business” means the selling of Company services to individual end-users such as the trueroots calling card service;

“Retail Broadband” means the selling of Broadband services by the Company to individual end-users in India;

“Retail WiMax” means WiMAX services available to retail customers;

“Rs.” means Indian Rupees and refers to the currency of India;

“SAFE” means the undersea fiber optic cable system known as SAFE;

“SAS 70 Type I & II” means the licenses issued by the American Institute of Certified Public Accountants for Statement on Auditing Standards No 70;

“SAT-3” means the undersea fiber optic cable system known as SAT;

“SCCP” means Signaling Connection Control Part;

“SDH” means Synchronous Digital Hierarchy;

“SEACom” means the undersea fiber optic cable system known as SEACom;

“SEBI” means Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC” means Securities and Exchange Commission established under the Securities Exchange Act, 1934;

“Seven Star” means Seven Star Dot Com Pvt Ltd;

“SFAS” means Statements of Financial Accounting Standards;

“SHA” or “Shareholders Agreement” means the Shareholders Agreement dated 13th February 2002, entered into between the Government and the Strategic Partner along with its principals, to record their agreement as to the manner in which the Company’s commercial operations, corporate governance and other affairs will be conducted and to grant to each other certain other rights and obligations;

“Shares” or “Equity Shares” means the equity shares of the Company;

“SHE” means SMS Hub Enablement;

“SMART” means Signaling, Monitoring, Alarming and Reporting Tool;

“SME” means Small and Medium Enterprises;

“SMS” means Short Messaging Service;

“SMW 3” or “SEA-ME-WE 3” means the undersea fiber optic cable system known as SEA-ME-WE 3;

“SMW 4” or “SEA-ME-WE 4” means the undersea fiber optic cable system known as SEA-ME-WE 4;

“SNOSPV” means VSNL SNO SPV Pte Ltd;

“SONET” means Synchronous Optical Networking;

“SOX” means Sarbanes-Oxley Act, 2002, also known as the Public Company Accounting Reform and Investor Protection Act of 2002;

“SPA” or “Share Purchase Agreement” refers to Share Purchase Agreement dated 6th February 2002, among the Company , the Government, the Strategic Partner wherein the Government agreed to sell to the Strategic Partner, 25% of the equity shareholding of the Company;

“Space Segment” means usage time of a satellite service;

“SS7” means Signaling System #7;

“STM” means Synchronous Transport Module;

“STPI” means Software Technology Park of India;

“Strategic Partner” means Panatone Finvest Limited, and refers to the strategic partner of the Government of India in relation to the disinvestment of the Company in 2002;

“STT” means Securities Transaction Tax;

“TBEM” means the Tata Business Excellence Model which refers to an internal framework establishing best practices for Tata companies;

“TCBIL” means Tata Communications Banking InfraSolutions Limited;

“TCBL” means Tata Communications (Bermuda) Ltd;

“TCIPL” means Tata Communications International Pte Limited;

“TCISL” means Tata Communications Internet Services Limited;

“TCLL” means Tata Communications Lanka Limited;

“TCS” means Tata Consultancy Services;

“TCSAI” means Tata Communications Services (America) Inc;

“TCTS” & “TCTSL” means Tata Communications Transformation Services Limited;

“TDM” means Time-division multiplexing which is a type of digital multiplexing in which two or more signals or bit streams are transferred apparently simultaneously as sub-channels in one communication channel, but are physically taking turns on the channel;

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

“TGN-WER” means the undersea fiber optic cable owned by the Company which forms a ring in Western Europe between the United Kingdom, Spain and Portugal;

“the Code” means the Indian Code of Civil Procedure, 1908;

“TIC” means the undersea fiber optic cable system known as Tata Indicom;

“TICSCS” means the undersea fiber optic cable system known as Tata Indicom Chennai Singapore;

“TIEBU” means the Tata Indicom Enterprise Business Unit;

“Tier 1 ISP” means an Internet Service Provider with a Tier 1 network being a network that can reach every other network on the Internet;

“TIL” means Tata Industries Limited;

“TPC” means Tata Power Company Limited;

“TRAI” means Telecom Regulatory Authority of India established under the Telecom Regulatory Authority of India Act, 1997;

“TTML” means Tata Teleservices (Maharashtra) Limited;

“TTSL” means Tata Teleservices Limited;

“TV Uplinking” means the use of satellites for live television broadcasting;

“UAE” means United Arab Emirates;

“UIFN” means the service sold by the Company providing universal international freephone numbers;

“UMTS” means Universal Mobile Telecommunications System;

“Unconditional Compliance” means Compliance with all the requirements of the law without any presumption or condition;

“Unified Message Service” means the integration of different electronic messaging and communications media technologies into a single interface;

“Universal 800” means a service offering international toll-free 800 numbers;

“US GAAP” means United States generally accepted accounting principles;

“UTL” means United Telecom Limited;

“VAS” means Value Added Service;

“VBL” means VSNL Broadband Limited;

“VIPL” means VSNL International Pte Limited;

“Virtualization/Cloud Computing” means a form of computing in which dynamically scalable and often virtual resources are provided as a service over the Internet;

“VISL” means VSNL Internet Services, Ltd;

“VNO” means virtual network operator;

“Voice Mail” means is an electronic centralized system of managing telephone messages for a large group of people;

“Voice Peering” means the forwarding of calls from one Internet Service Telephony Provider to another using voice over IP technology;

“VoIP” means Voice over Internet Protocol;

“VPN” means Virtual Private Network;

“VSNL” means Videsh Sanchar Nigam Limited;

“VTS” means Voice Termination Services;

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

TATA COMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Communications Limited and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2010, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (z). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

September 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s report on Internal Control over Financial Reporting, management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net loss of Rs 3,192 million to the net loss for the year, have not been assessed, except relating to the Company’s controls over the recording and related disclosures of amounts relating to the investments that are recorded in the consolidated financial statements.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated September 30, 2010, expressed an unqualified opinion on those financial statements.

Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

September 30, 2010

Tata Communications Limited

Consolidated Balance Sheets

As of March 31, 2009 and 2010

	Rs. 2009	Rs. 2010	US$ 2010

	(in millions, except share and per share amounts)
ASSETS

Current assets
Cash and cash equivalents	5,050	2,389	53
Short-term bank deposits	2,671	9	—
Investments	7,089	4,641	103
Accounts receivable (net of allowances of Rs.3,218 million and Rs. 2,502 million as of March 31, 2009 and 2010) (includes Rs. 1,434 million and Rs. 1,492 million as of March 31, 2009 and 2010 due from related parties)	25,851	20,124	448
Prepaid expenses and other current assets (net of allowances of Rs. 663 million and Rs 655 million as of March 31, 2009 and 2010) (includes Rs. 472 million and Rs. 124 million as of March 31, 2009 and 2010 due from related parties)	7,455	6,925	154

Total current assets	48,116	34,088	758
Investments	4,103	4,099	91
Investments in equity method investees	120	257	6
Property, plant and equipment, net	103,713	106,117	2,361
Intangible assets, net	3,237	2,869	64
Goodwill	6,287	5,809	129
Advance income taxes (net)	14,205	21,617	481
Other non-current assets (includes Rs. 5,915 million and Rs. 6,670 million as of March 31, 2009 and 2010 due from related parties)	12,552	11,902	265

Total assets	192,333	186,758	4,155

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (includes Rs. 1,341 million and Rs. 937 million as of
March 31, 2009 and 2010 due to related parties)	34,063	30,123	670
Short-term debt and current portion of long-term debt	11,628	18,045	401
Accrued expenses and other current liabilities (includes Rs. 1,487 million and Rs. 1,399 million as of March 31, 2009 and 2010 due to related parties)	19,558	13,509	301

Total current liabilities	65,249	61,677	1,372
Long-term debt, net of current portion	48,601	43,551	969
Other non-current liabilities (includes Rs. 1,741 million and Rs. 1,741 million as of March 31, 2009 and 2010 due to related parties)	25,966	34,211	761

Total liabilities	139,816	139,439	3,102

Commitments and contingencies (See Note 29)

Shareholders’ equity
Equity shares par value Rs. 10 each
Authorized: 300,000,000 shares
Issued and outstanding 285,000,000 shares as of March 31, 2009 and 2010	2,850	2,850	64
Additional paid-in-capital	15,770	15,770	351
Retained earnings	34,021	28,902	643
Accumulated other comprehensive income/(loss)	(174)	(261)	(6)

Total shareholders’ equity	52,467	47,261	1,052
Non-controlling interest	50	58	1

Total equity	52,517	47,319	1,053

Total liabilities and shareholders’ equity	192,333	186,758	4,155

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statement of Operations

For each of the years ended March 31, 2008, 2009 and 2010

	Rs. 2008	Rs. 2009	Rs. 2010	US$ 2010

	(in millions, except share, per share and per ADS amounts)
Operating revenues:

Revenues from telecommunication services (includes Rs. 5,114 million, Rs. 5,846 million and Rs. 4,670 million in fiscals 2008, 2009 and 2010 from related parties)	82,331	97,295	106,080	2,360

Cost of revenues

Network and transmissions cost (excluding depreciation of Rs. 6,668 million, Rs. 8,114 million and Rs. 11,357 million in fiscals 2008, 2009 and 2010) (includes Rs. 1,610 million, Rs. 1,444 million and Rs. 2,634 million in fiscals 2008, 2009 and 2010 from related parties)	46,717	51,201	61,452	1,367
Licence fees	848	863	794	18

Total cost of revenues	47,565	52,064	62,246	1,385

Operating costs
Depreciation and amortization	7,358	10,180	14,074	313

Other operating costs (includes Rs. 698 million, Rs. 1,028 million and Rs. 1,072 million in fiscals 2008, 2009 and 2010 to related parties)	27,200	30,394	31,323	697

Total operating costs	34,558	40,574	45,397	1,010

Operating income/(loss)	208	4,657	(1,563)	(35)

Non-operating income, net:
Gain on sale of investments	145	4,289	347	8

Interest income on income tax refunds	167	—	2,183	49
Interest income from banks and others (includes Rs. 40 million, Rs. 188 million and Rs. 552 million in fiscals 2008, 2009 and 2010 from related parties)	100	491	673	15
Interest expense	(1,469)	(2,732)	(4,188)	(93)

Other non-operating income, net (includes Rs. 123 million, Rs. 100 million and Rs. 64 million in fiscals 2008, 2009 and 2010 from related parties)	1,767	971	1,165	25

Total non-operating income, net	710	3,019	180	4

Income/(loss) before income taxes	918	7,676	(1,383)	(31)

Income tax (expense)/benefit	(1,280)	(2,430)	969	22
Dividend tax	(218)	(218)	(218)	(5)
Equity in net loss of equity method investees	(393)	(1,120)	(3,192)	(71)

Net income (loss)	(973)	3,908	(3,824)	(85)

Net income attributable to noncontrolling interest	(1)	(22)	(12)	—

Net income (loss) attributable to Tata Communications Limited	(974)	3,886	(3,836)	(85)

Per share Information:
Basic earnings (loss) per equity share	(3.42)	13.64	(13.46)	(0.30)
Weighted number of equity shares outstanding	285,000,000	285,000,000	285,000,000	285,000,000
Basic earnings (loss) per ADS (each ADS represents two equity shares)	(6.84)	27.28	(26.92)	(0.60)

See accompanying notes to consolidated financial statements

Tata Communications Limited

Statements of Changes in Shareholders’ Equity

For each of the years ended March 31, 2008, 2009 and 2010

	Number of equity shares	Equity share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income / (loss)		Total shareholders’ equity		Non-controlling interest		Comprehensive income / (loss)
	(in millions, except number of equity shares)
Balance at March 31, 2007	285,000,000	Rs. 2,850	Rs. 15,770	Rs. 33,677	Rs.	11	Rs.	52,308
Net loss				(974)				(974)		1		(973)
Sale of investment in subsdiary										31
Net unrealized gain on available-for-sale securities, net of realized gains and net of tax of Rs 63 million.						175		175				175
Foreign currency translation adjustment						387		387				387
Dividends paid				(1,283)				(1,283)
Effective portion of net loss on derivative instrument designated as cash flow hedge						(248)		(248)				(248)
Funded status on employee benefit plans						422		422				422
Cumulative effect of a change in accounting-principle adoption related to uncertain tax position				(2)				(2)

Comprehensive loss											Rs.	(237)
Attributable to
- Equity Shareholders												(238)
- Non-controlling interest												1

											Rs.	(237)

Balance at March 31, 2008	285,000,000	2,850	15,770	31,418		747		50,785		32
Net income				3,886				3,886		22		3,908
Net unrealized loss on available-for-sale securities, net of realized gain and net of tax benefit of Rs. 90 million.						(219)		(219)				(219)
Foreign currency translation adjustment						(937)		(937)				(937)
Dividends paid (includes Rs. 4 million paid to non-controlling interest)				(1,283)				(1,283)		(4)
Foreign currency gain on equity method investees												—
Effective portion of net loss on derivative instrument designated as cash flow hedge						(28)		(28)				(28)
Funded status on employee benefit plans net of tax expense of Rs. 271 million						263		263				263

Comprehensive income											Rs.	2,987
Attributable to
- Equity Shareholders												2,965
- Non-controlling interest												22

											Rs.	2,987

Balance at March 31, 2009	285,000,000	2,850	15,770	34,021		(174)		52,467		50
Net loss				(3,836)				(3,836)		12		(3,824)
Net unrealized gain on available-for-sale securities, net of realized gain and net of tax expense of Rs. 20 million.						18		18				18
Foreign currency translation adjustment						586		586		1		587
Dividends paid (includes Rs. 5 million paid to non-controlling interest)				(1,283)				(1,283)		(5)
Effective portion of net gain on derivative instrument designated as cash flow hedge						20		20				20
Funded status on employee benefit plans net of tax benefit of Rs 332 million						(711)		(711)				(711)

Comprehensive loss											Rs.	(3,910)
Attributable to
- Equity Shareholders												(3,923)
- Non-controlling interest												13

											Rs.	(3,910)

Balance at March 31, 2010	285,000,000	2,850	15,770	28,902		(261)		47,261		58

		US$ 64	US$ 351	US$ 643	US$	(6)	US$	1,052	US$	1	US$	(87)

As of March 31, 2010 retained earnings include Rs. 4,573 million restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2008, 2009 and 2010

	Rs. 2008	Rs. 2009	Rs. 2010	US$ 2010

	(in millions)
Cash flows from operating activities:
Net income (loss)	(973)	3,908	(3,824)	(85)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,358	10,180	14,074	313
Deferred income tax (benefit) expense	(308)	650	882	20
Loss on sale of investment in subsidiary	4	—	—	—
Loss (gain) on sale of property, plant and equipment, net	(4)	15	10	—
Equity in net loss of equity method investees	393	1,120	3,192	71
Gain on sale of available-for-sale investments	(145)	(385)	(347)	(8)
Gain on sale of investment, at cost	—	(3,904)	—	—
Provision for doubtful debts (Net of bad debts recovered)	1,024	1,666	823	18
Net change in:
Accounts receivable	(1,667)	(8,130)	23	1
Advance income taxes, net	(2,422)	(1,892)	(6,876)	(153)
Prepaid expenses and other current assets	(1,958)	(811)	(235)	(5)
Other non-current assets	(2,465)	(623)	(1,176)	(26)
Accounts payable	3,797	8,130	2,924	65
Accrued expenses and other current liabilities	4,383	644	(4,345)	(97)
Other non-current liabilities	3,384	4,156	9,288	207

Net cash provided by operating activities	10,401	14,724	14,413	321

Cash flows from investing activities:
Purchase of property, plant and equipment	(21,927)	(28,571)	(24,180)	(538)
Purchase of intangible assets	(380)	(494)	(882)	(20)
Proceeds from sale of property, plant and equipment	60	44	208	5
Purchase of available-for-sale investments	(66,450)	(78,402)	(102,678)	(2,284)
Proceeds from sale of available-for-sale investments	72,185	75,733	105,504	2,347
Proceeds from sale of investment in subsidiary	27	—	—	—
Purchase of convertible promissory note	—	(585)	—	—
Advance against investment	—	(712)	—	—
Proceeds from sale of investment, at cost	—	4,242	—	—
Purchase of shares in equity method investees	(92)	(890)	(808)	(18)
Loans given to equity method investees	(219)	(2,862)	(1,284)	(29)
Acquisition of business, net of cash acquired	—	—	(149)	(3)
Change in restricted cash	93	43	3	—
Short-term bank deposits	29	(2,662)	2,662	59

Net cash used in investing activities	(16,674)	(35,116)	(21,604)	(481)

Cash flows from financing activities:
Proceeds from long term borrowings	1,018	21,991	10,386	231
Long-term borrowings repaid	(871)	(71)	(997)	(22)
Proceeds from short term borrowings	25,226	19,865	28,212	628
Short-term borrowings repaid	(17,455)	(17,629)	(32,289)	(718)
Proceeds/(repayment) of bank overdrafts	201	(220)	184	4
Payment of finance lease obligations	(98)	(101)	(22)	—
Dividends paid (includes Rs. 966 million, Rs. 966 million and Rs. 946 million in fiscals 2008, 2009 and 2010 paid to related parties)	(1,283)	(1,283)	(1,283)	(29)
Dividend paid to noncontrolling interest of subsidiary	—	(4)	(5)	—

Net cash provided by financing activities	6,738	22,548	4,186	94

Net change in cash flows	465	2,156	(3,005)	(66)
Effect of foreign exchange differences on cash	(57)	445	344	7
Cash and cash equivalents, beginning of year	2,041	2,449	5,050	112

Cash and cash equivalents, end of year	2,449	5,050	2,389	53

Supplementary cash flow information:
Interest paid (net of interest capitalized)	1,390	2,433	3,840	85
Income taxes paid (refunds)	4,219	3,774	4,982	111
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	2,636	2,450	909	20

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

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power Company Limited, and the Government of India (GOI) owned 50.03% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2010.

The consolidated financial statements of Tata Communications include the financial statements of Tata Communications India and its subsidiaries, Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries, Tata Communications Services (America) Inc. (“TCSAI”) , Tata Communications Lanka Ltd.(“TCLL”), VSNL SNO SPV Pte Ltd. (“SNOSPV”), Tata Communications Internet Services Limited (“TCISL”), Tata Communications Transformation Services Limited (“TCTSL”), Tata Communications Banking InfraSolutions Limited (“TCBIL”) (formerly Banking ATM InfraSolutions Limited) and S&A Internet Services Private Limited (“SAISPL”).

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

On July 1, 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is effective for interim and annual periods ending after September 15, 2009 and is the source of authoritative US accounting and reporting standards for non-governmental entities. The Codification is a major restructuring of accounting to simplify user access to all authoritative principles generally accepted in the United States of America (“US GAAP”) by providing the authoritative literature in a topically organized structure.

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscals 2009 and 2010, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances, and unrealized profits and losses on such transactions are eliminated on consolidation.

The Company adopted ASC 810-10 (formerly SFAS 160), Non-controlling interests in Consolidated Financial Statements-an amendment to ARB No.51 (ASC Topic 810, Consolidation) on April 1, 2009. ASC 810 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (commonly referred “minority interests or “non-controlling interests) to be clearly identified, presented and disclosed in the consolidated balance sheet within equity (as opposed to liability or mezzanine equity). Accordingly, non-controlling interest has been retrospectively reclassified and reported within equity as a separate component from Tata Communications Ltd’s shareholders equity.

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

Notes to Consolidated Financial Statements—(Continued)

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

f. Investments

Investments in securities with readily determinable market values are classified as available-for-sale securities and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sale of securities are recorded on the trade date and the cost in respect of available-for-sale securities sold is determined on a weighted average basis.

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

Notes to Consolidated Financial Statements—(Continued)

i. Intangible assets

The Company’s intangible assets include customer relationships, computer software, license and spectrum costs. Costs incurred on application development of internal use computer software are capitalized. Capitalization is commenced when the preliminary stage is complete, funding is committed, and it is probable that the project will be completed and the software will perform the function intended. Upgrades and enhancements that result in additional functionality are capitalized. Costs of ongoing maintenance, support and training activities are expensed as incurred. Customer relationships, computer software, license and spectrum are amortized using the straight-line method, over the following estimated useful lives:

Useful lives (years)
Customer relationships	1.25 to 14.5
Computer software	3 to 5
Spectrum	1.8
ISP License	15

j. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses, interest cost and other direct costs incurred till the date the asset is available for use. Interest cost incurred for constructed asset is capitalised upto the date the asset is ready for its intended use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowing has been incurred for the asset. The cost of construction in progress is transferred to the appropriate asset category, when construction is complete and the asset is available for use.

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

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Leasehold improvements	Lesser of useful life or term of lease
Leased properties	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery – Telecommunication equipment:
Earth stations and exchanges	12
Cables	12 to 18
Other network equipment	3 to 15
Office equipment	3 to 20
Computers	3 to 6
Motor vehicles	5 to 10
Furniture and fixtures	3 to 15

Cables under IRU arrangements are amortized on a straight-line basis over a period of 18 years or the contracted period of right to use, whichever is lower.

Notes to Consolidated Financial Statements—(Continued)

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

Changes in fair value of derivative instruments that are not designated as a hedge are recorded immediately in other non operating income/expense.

n. Revenue recognition

Revenues from voice, data and mobile roaming services are recognized based on usage when the minutes of voice calls are processed or data are transmitted, based on contracted rates. For certain voice contracts, contracted rates may be renegotiated with retroactive effect. For previously recognized revenue, these rate amendments are recognized in the period when the new rates are established. Capacity contracts which convey the right to use a specified capacity on an identified fiber for a stated period of time, which is substantially lower than its economic useful life are classified as operating lease arrangements. These contracts typically range for a period between one and three years. Capacity contracts which do not convey the right to use a specified capacity on an identified fiber cable are accounted as service arrangements. Revenues from capacity contracts under operating lease and service arrangements are recognized on a straight line basis over the period of the contracts. Amounts received in advance for any services are recorded as deferred revenue. In the event that a customer terminates an IRU prior to the expiry of the contract and releases the Company from the obligation to provide future services, the remaining unamortized deferred revenue is recognized in the period the contract is terminated. Revenues from internet services are recognized based on usage by subscribers/ customers.

Notes to Consolidated Financial Statements—(Continued)

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

License fees

License fees are payable to the Department of Telecommunication (DoT), GOI for international long distance (“ILD”), national long distance (“NLD”) and internet service provider (“ISP”) licenses and are computed in accordance with the respective license fee agreements.

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

Notes to Consolidated Financial Statements—(Continued)

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

Advance taxes and liabilities for current income taxes are presented in the balance sheet after off-setting advance taxes and income taxes liabilities arising in the same tax jurisdiction pertaining to same financial year and where the Company intends to settle the asset and liability on a net basis.

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

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on technical merits that the tax positions will sustain upon examination. Tax positions that met recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax expense in the statement of operations and reduced from advance income taxes which are presented in the balance sheet under non-current assets. Interest income on repayment of income taxes is presented separately in the statement of operations as a element of non-operating income.

Notes to Consolidated Financial Statements—(Continued)

u. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. The Company did not have any dilutive potential equity shares outstanding in any of the periods presented.

v. Comprehensive income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries and equity method investees, gains/ losses on derivative instruments designated as cash flow hedges, funded status of the retirement benefit plans and net income are components of comprehensive income.

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

The Rules of the Company’s Provident Fund administered by a trust require that if the Board of Trustees are unable to pay interest at the rate declared for Employer’s Provident Fund scheme 1952 for the reason that the return on investment is less or for any other reason, then the deficiency shall be made by the Company. Having regard to the assets of the Fund and the return on the investments the Company does not expect any deficiency in the foreseeable future. There has also been no such deficiency since the inception of the Fund.

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

Notes to Consolidated Financial Statements—(Continued)

B) International:

The Company’s defined benefit pension plans, covering certain employees, include a contributory plan, a non-contributory plan and a supplementary employee retirement plan (“SERP”). The benefits under the defined benefit plans are based on various factors, such as years of service and compensation. For certain employees, the Company also offers a non-pension post-retirement benefit plan covering retiree life insurance and health care coverage. In addition to these plans, there are defined contribution plans qualifying under Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis, and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis.

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

x. Fair Value Measurements

Company measures the fair value of financial instruments in accordance with ASC 820-10 (formerly SFAS No. 157) “Fair Value Measurement and Disclosure” which establishes the frame work for measuring fair value and also provides certain disclosure requirements. Primarily, AFS investment, derivative assets and liabilities are carried at fair value.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable and consists of the following three levels:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—Inputs which are unobservable reflecting internal assumptions are used in pricing assets or liabilities.

y. New accounting pronouncements

ASC 350 (formerly SFAS No. 142-3)

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company adopted this FSP prospectively for all assets acquired after April 1, 2009. The adoption of ASC 350 did not have any impact on the financial position and results of operations of the Company.

ASC 320 &ASC 958 (formerly SFAS No.115 & SFAS 124)

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost. The adoption of this ASC did not have a material impact on the Company’s financial reporting and disclosures.

ASC 815 (formerly SFAS No. 161)

In March 2008, FASB issued the disclosure requirements within ASC 815, “Derivatives and Hedging” (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB No. 133”). ASC 815 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. The disclosure requirements apply to all derivative instruments within the scope of ASC 815. The standard also applies to non-derivative hedging instruments and all hedged items designated and qualifying under ASC 815. Applicable disclosures are included in note 25 to the financial statements.

Notes to Consolidated Financial Statements—(Continued)

ASC855 (formerly SFAS No. 165)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which provides guidance on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. Adoption of ASC 855 did not have material impact on our financial statements.

ASC 860 ( formerly SFAS No. 166)

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

ASC 810 (formerly SFAS No. 167)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)”, which improves the financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective entity’s first annual reporting period after November 15, 2009, and for interim and annual reporting periods there after beginning. The Company does not expect any material effect on its financial statements on adoption of SFAS 167.

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements–a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends the criteria for revenue recognition of multi-deliverable arrangements and expands the required disclosures of those arrangements. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect to have significant effect on its financial position and results of operations on adoption of ASC 605.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 changes how a Company determines when an entity should be consolidated when it is significantly capitalized or is not controlled through voting or similar rights. The guidance replaces the previously required quantitative approach with an approach that is more qualitative and requires an ongoing assessment of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 is effective as of the first annual reporting period beginning after November 15, 2009. The Company does not expect to have significant effect on its financial position and results of operations on adoption of ASC 810.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-02, “Consolidations (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary” (“ASU 2010-02”). ASU 2010-02 is intended to clarify the scope of the decrease in ownership provisions within FASB ASC 810-10, the Overall section of the Consolidation topic. The ASC also expands the required disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets with the scope of this section of the codification. ASU 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Adoption of ASU 2010-02 did not have material impact on financial statements.

In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition – Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The requirements of this ASU and its impact on Company’s financial statements are being evaluated.

z. Convenience Translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s reporting currency. For the convenience of the readers in the United States of America the consolidated financial statements as of and for the year ended March 31, 2010 have been translated into US dollars at US$1.00 = Rs. 44.95 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2010. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

Notes to Consolidated Financial Statements—(Continued)

3. Business acquisition

In fiscal 2010, the Company acquired British Telecom’s Mosaic division and all of the equity interest in S&A Internet Services Pvt. Ltd. for a cash consideration of Rs. 155 million. The fair values of net assets acquired was Rs. 154 million (including an identifiable intangible assets of Rs. 155 million) and resulted in goodwill of Rs. 1 million. These acquisitions do not have a material effect on the reported revenues and earnings of the Company in fiscal 2010. Supplemental proforma information has not been presented as these acquisitions are individually and in aggregate immaterial to the company’s revenues and earnings in fiscal 2010.

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2009		2010
	(In millions)
Cash	Rs.	9	Rs.	4	US$	—

Cheques on hand		551		662		15

Current account balances and deposits with banks in Indian rupees		555		804		18

Current account balances and deposits with banks in foreign currencies		3,935		919		20

Total	Rs.	5,050	Rs.	2,389	US$	53

5. Short-term bank deposits

Short-term bank deposits as of March 31, 2009 includes restricted deposit of Rs. 2,631 million placed with a bank as a collateral for increase in credit limit extended to a subsidiary. The deposit was placed pending the completion by the bank of the subsidiary’s credit assessment. In fiscal 2010, the credit assessment of the subsidiary was completed and the restricted deposit was no longer required.

Notes to Consolidated Financial Statements—(Continued)

6. Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2008		2009		2010
	(In millions)
Beginning balance	Rs.	1,937	Rs.	2,696	Rs.	3,218	US$	72
Additional allowances for the year		1,710		2,847		2,284		51
Recoveries		(686)		(1,181)		(1,461)		(33)
Uncollectible receivables written off		(241)		(1,298)		(1,396)		(31)
Foreign currency translation adjustment		(24)		154		(143)		(3)

Ending balance	Rs.	2,696	Rs.	3,218	Rs.	2,502	US$	56

The Company has customer concentration risk, as disclosed in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2009 and 2010, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer explains more than 1.8% and 2.1% of outstanding accounts receivable at March 31, 2009 and 2010 respectively.

Balances due from major customers are as follows:

	As of March 31, 2009
	(In millions, except percentages)
Customer F	Rs.	925	4%
Customer K		826	3%
Customer L		737	3%
Customer M		704	3%
Customer A		652	2%
Others		22,007	85%

Total	Rs.	25,851	100%

	As of March 31, 2010
	(In millions, except percentages)
Customer M	Rs.	666	US$	15	3%
Customer N		570		13	3%
Customer O		526		12	3%
Customer P		479		11	2%
Customer G		463		10	2%
Others		17,420		387	87%

Total	Rs.	20,124	US$	448	100%

Notes to Consolidated Financial Statements—(Continued)

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2009		2010
	(In millions)
Prepaid expenses	Rs.	2,120	Rs.	2,993	US$	67
Advances to suppliers and contractors (net of allowances of Rs. 126 million and Rs. 118 million as of March 31, 2009 and 2010 respectively)		272		356		8
Deferred Income Taxes (See note 19)		1,776		1,339		30
Recoverable Indirect tax		1,389		764		17
Operating lease and other deposits		606		457		10
Interest Accrued		448		51		1
Others (net of allowances of Rs 537 million and Rs 537 million as of March 31, 2009 and 2010 repectively)		844		965		21

Total	Rs.	7,455	Rs.	6,925	US$	154

Notes to Consolidated Financial Statements—(Continued)

8. Investments

Investments consist of the following:

	As of March 31,
	2009		2010
	(In millions)
Current investments
Investments available-for-sale, at fair value	Rs.	7,089	Rs.	4,641	US$	103
Non-current investments
Investments at cost, net		4,103		4,099		91

Total	Rs.	11,192	Rs.	8,740	US$	194

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross Unrealized gains (losses)		Fair value
	(In millions)
Available-for-sale securities
As of March 31, 2009;
Mutual Funds	Rs.	6,990	Rs.	16	Rs.	7,006
Equity shares		85		(2)		83

Total available-for-sale securities	Rs.	7,075	Rs.	14	Rs.	7,089

As of March 31, 2010;
Mutual Funds	Rs.	4,519	Rs.	4	Rs.	4,523
Equity shares		70		48		118

Total available-for-sale securities	Rs.	4,589	Rs.	52	Rs.	4,641
	US$	102	US$	1	US$	103

Dividends from investments were Rs. 317 million, Rs. 225 million and Rs. 2 million in fiscals 2008, 2009 and 2010 respectively.

In fiscal 2008, the proceeds and gross realized gains from sale of available-for-sale securities were Rs 72,185 million and Rs. 145 million, respectively. On sale of these securities, unrealized gains of Rs. 46 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2009, the proceeds and gross realized gains from sale of available-for-sale securities were Rs 75,733 million and Rs. 385 million, respectively. On sale of these securities, unrealized gains of Rs. 190 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2010, the proceeds and gross realized gains from sale of available-for-sale securities were Rs.105,504 million and Rs. 347 million, respectively. On sale of these securities, unrealized gain of Rs. 19 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

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

Notes to Consolidated Financial Statements—(Continued)

The buyer has an option to acquire additional interests in TTSL from the Company, at fair value, if TTSL does not meet certain performance targets by 2014. Additionally, the buyer has an option (referred to as the put option) to sell its interest in TTSL to the Company at the higher of fair value or 50% of the consideration paid by the buyer in the event TTSL does not meet any of the performance targets by 2014. The Company recognized the sale and recorded a gain, as the Company’s options to reacquire the shares are at fair value and therefore do not provide more than a trivial benefit to the Company. The exercise of put option was not considered probable as of March 31, 2009, and therefore the put option does not preclude the recognition of the sale and consequently the gain in determination of earnings. The put option is in the nature of a guarantee and fair value of guarantee at inception and as of March 31, 2010 was insignificant.

Additionally, the Company has provided guarantee of Rs.5,485 million relating to representations and warranties in connection with the sale of Company’s investment in TTSL. These representation and warranties mainly relate to the validity of the Company’s title to TTSL shares, validity of the sale and issuance of the shares by the Company and TTSL, validity of TTSL’s telecommunication license. Additionally the guarantee indemnify the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL’s contingent liabilities existing as on the date of sale agreements. The fair value of the guarantee at inception and as of March 31, 2010 was insignificant.

9. Investments in equity method investees

During fiscal years ended 2009 and 2010 Tata Communications equity had ownership interest in United Telecom Limited (“UTL”) of 26.66% and 43.16% in SEPCO Communications Pty. Ltd (“SEPCO”). SEPCO is an investment holding company which owns 51% equity ownership interest in Neotel (Pty) Ltd. (“Neotel”) a company that provides basic telecommunication services in South Africa. On January 19, 2009, the Company directly acquired an additional 27% equity ownership interest in Neotel for a cash consideration of Rs. 616 million.

Additionally, in fiscal 2010 the Company also invested Rs. 678 million (previous year Rs. 274 million) and Rs. 68 million in SEPCO group and UTL respectively.

On December 14, 2009, the Company acquired equity shares in Bit Gravity Inc. representing an equity interest of 22.86% which has been accounted for under the equity method accounting. As per terms of stock purchase agreement entered with Barret Lyon (“Seller”), the Company received an additional option to acquire same number of shares at same price. Option is required to be exercised within six months of stock purchase agreement.

Notes to Consolidated Financial Statements—(Continued)

Secured loans provided to Neotel and SEPCO carry interest at the rate of Johannesburg Inter-bank Agreed Rate (“JIBAR”) plus 2% per annum and unsecured loans carry interest at the rate of JIBAR plus 2.5% per annum. In fiscal 2010, the Company’s net share of losses in Neotel and SEPCO of Rs. 621 million has been allocated against equity and preference stock investment and Rs. 2,576 million represents the share of loss in excess of equity and preference investment has been allocated against loan to Neotel and SEPCO. The loans do not have a fixed repayable term.

Summarized combined financial information of SEPCO and Neotel accounted for under the equity method is as follows:

	2008		2009		2010
	(In millions)
Revenues	Rs.	1,300	Rs.	6,159	Rs.	11,358	US$	253
Telecommunication Cost		775		3,004		5,744		128
Loss from continuing operations before taxes		2,447		5,875		8,988		200
Net loss		1,816		4,421		6,534		145

	As of March 31,
	2009	2010
	(In millions)
Current Assets	Rs. 5,348	Rs. 6,934	US$	154
Non Current Assets	13,115	22,287		496
Current Liabilities	5,059	7,226		161
Non Current Liabilities	18,147	26,261		584

Notes to Consolidated Financial Statements—(Continued)

10. Property, plant and equipment, net

	As of March 31,
	2009		2010
	(In millions)
Land	Rs.	832	Rs. 761	US$	17
Leasehold improvements		987	975		22
Buildings		5,055	5,815		129
Plant and machinery including telecommunications equipment		99,368	117,933		2,624
Computers		5,665	6,881		153
Motor vehicles		16	14		—
Furniture and fixtures		1,070	1,386		31

Property, plant and equipment, at cost		112,993	133,765		2,976
Less: Accumulated depreciation		(33,545)	(43,625)		(971)

		79,448	90,140		2,005
Add: Construction in progress		24,265	15,977		356

Property, plant and equipment, net	Rs.	103,713	Rs. 106,117	US$	2,361

As of March 31, 2009 and 2010, property, plant and equipment include IRUs as follows:

	As of March 31,
	2009		2010
	(In millions)
IRUs	Rs.	16,371	Rs.	17,589	US$	391
Accumulated amortization		(4,184)		(4,943)		(110)

IRUs, net	Rs.	12,187	Rs.	12,646	US$	281

Depreciation expense of Rs. 6,664 million, Rs 9,430 million and Rs. 12,999 million in fiscals 2008, 2009 and 2010 respectively includes IRU amortization expense of Rs. 936 million , Rs. 1,078 million and Rs. 1,195 million, respectively.

The estimated amortization for each of the five fiscal years subsequent to March 31, 2010 is as follows:

Year ending March 31,	(In millions)
2011	Rs.1,189	US$	26
2012	1,189		26
2013	1,189		26
2014	1,189		26
2015	1,183		26
Thereafter	6,707		151

Interest expense of Rs. 412 million, Rs. 541 million and Rs. 582 million was capitalized during fiscals 2008, 2009 and 2010 respectively.

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2010, property, plant and equipment include Rs. 854 million under capital leases. The accumulated depreciation on leased assets is Rs. 568 million.

11. Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2009 and 2010 relate to the costs associated with the removal of long-lived assets mainly cables and certain other telecommunication equipment when they will be retired.

The following is a reconciliation of the asset retirement obligations for fiscals 2009 and 2010.

	2009		2010
	(In millions)
Asset retirement obligations, April 1,	Rs.	204	Rs. 338	US$	8
Liabilities incurred during the year		128	241		5
Accretion expense		11	21		—
Liabilities settled during the year		(58)	(2)		—
Foreign currency translation adjustments		53	(52)		(1)

Asset retirement obligations, March 31,	Rs.	338	Rs. 546	US$	12

Notes to Consolidated Financial Statements—(Continued)

12. Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying Amount
As of March 31, 2009:
Computer software	Rs.	2,648	Rs.	1,055	Rs.	1,593
Customer relationships		2,958		1,314		1,644
ISP Licence		—		—		—
Spectrum		49		49		—

	Rs.	5,655	Rs.	2,418	Rs.	3,237
As of March 31, 2010:
Computer software	Rs.	3,335	Rs.	1,578	Rs.	1,757
Customer relationships		2,671		1,561		1,110
ISP Licence		3		1		2
Spectrum		49		49		—

	Rs.	6,058	Rs.	3,189	Rs.	2,869

	US$	135	US$	71	US$	64

Computer software includes software under development of Rs. 530 million and Rs. 620 million as of March 31, 2009 and 2010 respectively.

Amortization expenses during fiscals 2008, 2009 and 2010 was Rs. 694 million, Rs. 750 million and Rs. 1,075 million respectively. The aggregate amortization expense for intangible assets is estimated to be:

Year ending March 31,	(In millions)
2011	Rs.874	US$	19
2012	720		16
2013	480		11
2014	69		2
2015	18		—
Thereafter	88		2

Notes to Consolidated Financial Statements—(Continued)

13. Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2009	2010
	(In millions)
Beginning balance	Rs. 5,469	Rs. 6,287	US$	140
Reduction in goodwill due to adjustment of past NOLs	(80)	—		—
Additions during the year	—	1		—
Foreign currency translation adjustment	898	(479)		(11)

Ending balance	Rs. 6,287	Rs. 5,809	US$	129

The Company’s goodwill is in respect of the following reporting units:

	As of March 31,
Reporting Unit	2009	2010
	(In millions)
International Voice	Rs. 4,172	Rs. 3,693	US$	82
Broadband internet through optical fiber	629	630		14
Broadband and Dial-up internet	1,486	1,486		33

Total	Rs. 6,287	Rs. 5,809	US$	129

The Company performed its annual impairment test as of March 31, 2010. The Company estimated the fair values of the reporting units using an income-based approach and estimated future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

The estimated cash flows were developed using internal forecasts. The discount rates used for the reporting units were based on historical market returns for similar industries of the reporting units.

As of March 31, 2010, the fair values of all the reporting units exceeded the carrying amounts and no impairment loss was recognized in fiscal 2010.

14. Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2009	2010
	(In millions)
Prepaid rent	Rs. 1,922	Rs. 1,896	US$	42
Deferred income taxes (See note 19)	649	498		11
Prepaid pension asset	2,363	1,399		31
Loans to equity method investee	2,965	2,228		50
License Fee paid under protest	2,950	2,899		64
Convertible Promissory Note & Warrants	585	518		12
Advances to CEC	712	630		14
Others	406	1,834		41

Total	Rs. 12,552	Rs. 11,902	US$	265

The Company was in dispute with the DoT’s basis of including certain income, such as investment and interest income, income from sale of property, plant equipment, foreign exchange gains and other non-operating income, and excluding certain expense such as bandwidth and other network related costs for the purposes of determining adjusted gross revenues to compute license fee.

Notes to Consolidated Financial Statements—(Continued)

In fiscal 2005, the Company filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (referred to as “the TDSAT”) to obtain TDSAT’s clarification on whether or not the basis of DoT’s determination of license fee was appropriate. In August 2007, TDSAT concluded on the Company’s Petition, that license fee was not payable on certain income such as income from investments, sale of immovable property, plant and equipment, foreign exchange gain and other non-operating income. Additionally, the TDSAT concluded that bandwidth and other similar network costs incurred should not be deducted from revenues in computing license fees.

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

In January 2008, DoT issued additional license fee demand for fiscals 2003, 2004 and 2005 of Rs.2,950 million for (a) additional payment of license fee (computed on the basis of the TDSAT conclusion) of Rs. 830 million, (b) compounded interest of Rs. 910 million on unpaid license fees, (c) penalty of Rs.772 million and interest on penalty of Rs.378 million (together referred to as “penalty”) totaling Rs. 1,150 million, (all of (a)-(c) aggregating Rs. 2,890 million), and (d) an excess claim of Rs.60 million by DoT which has since been adjusted against the demands in subsequent years.

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

The Company has not recorded an expense and liability in respect of the DoT’s claim for penalty and interest on penalty totalling Rs.1,150 million as the Company believes that the DoT’s claim will not be sustained, as in accordance with the license agreement penalty and any interest on penalty is payable to the DoT only if the shortfall in license fee paid in fiscal is more than 10% of license fee payable. The DoT terminated the Company’s exclusive right to provide international long distance service in fiscal 2002 and granted a compensation of Rs.793 million (as certified by the Government of India auditors) to the Company (the compensation was paid by the DoT in April 2008). In accordance with the license agreement, the compensation receivable from the DoT should have been offset against the license fee, as the agreement permits the deduction of any amounts due to the Company from the DoT from any amounts payable by the Company to the DoT. The penalty has been computed by the DoT without offsetting the compensation of Rs.793 million (US$ 16 million). Had the DoT offset the compensation due to the Company against the additional license fee claimed from the Company, consequent to the TDSAT conclusion, the license fee paid would have been short, by lower than 10% of the license fee payable in respect of those fiscal years. The Company has made a representation to the DoT in respect of the offset of compensation against the unpaid license fee claim which is under consideration by the DoT.

The Company had also challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and passed the ruling in favour of the Company striking the penalty provisions in the license agreement. Consequently Rs.1,150 million becomes refundable by DOT. DOT has disputed TDSAT’s order in the Supreme Court.

Convertible promissory notes and warrants.

In fiscal 2009, the Company subscribed to a convertible promissory note (referred to as the “notes”) and warrants issued by Bit Gravity Inc., a nonpublic company, for a cash consideration of Rs. 585 million (US $11 million). The convertible notes carry interest at 5% per annum. The notes are convertible in Bit Gravity’s common stock at the same price as that issued to other investors 30 days before the Company’s exercise of the conversion option. In the event that no common stocks have been issued 30 days before conversion, preferred stocks will be issued at fair values.

The warrants can be exercised to obtain Bit Gravity’s common stock at the same price as that issued to other investors 30 days prior to the date of Company’s exercise. In the event no common stock has been issued 30 days before the exercise of warrants, preferred stocks will be issued at fair value.

Amounts advanced to CEC

In fiscal 2009 the Company through its Hong Kong subsidiary entered into an Equity Joint Venture (EJV) Agreement with the shareholders of China Enterprise Communications Limited (CEC) to acquire a 50% equity interest in CEC subject to the approvals of the requisite government and regulatory bodies in China. An advance of Rs. 712 million (US$ 14 million) for such investment was paid in fiscal 2009. Subsequent to the balance sheet date, the Company entered into an agreement to terminate the joint venture agreement and received the advance.

Notes to Consolidated Financial Statements—(Continued)

Others include Rs. 70 million placed as collateral as per court directive till arbitration proceedings are completed for the claims made by the creditor.

15. Accounts payable

Accounts payable consists of the following;

	As of March 31,
	2009		2010
	(In millions)
Interconnect charges payable	Rs.	24,817	Rs.	17,593	US$	391
Payables for capital and other supplies		9,246		12,530		279

Total	Rs.	34,063	Rs.	30,123	US$	670

16. Short-term debt and current portion of long-term debt

Short-term debt comprises:

	As of March 31,
	2009		2010
	(In millions)
Buyers credit	Rs.	1,729	Rs.	890	US$	20
Post-shipment loans		138		—		—
Other bank loans*		8,114		5,197		115
Current portion of long-term debt		1,647		11,958		266

Total	Rs.	11,628	Rs.	18,045	US$	401

Maximum amount of bank debt outstanding during the year	Rs.	17,814	Rs.	15,231	US$	339
Weighted average interest rate		9.67%		7.38%
Unutilized lines of short-term credit	Rs.	7,345	Rs.	9,559	US$	213

*	Other bank loans as of March 31, 2009 and 2010 represents loan obtained from a bank of Rs.4,000 million. The loan has a maturity period of 7 years. The loan has embedded call and put options, exercisable by the bank and the Company, respectively. These options can accelerate payment of the principal at par and any unpaid accrued interest. The options have not been bifurcated as these are clearly and closely related to the loan, as the payoff on exercise of the option is not adjusted based on changes in any index and the loan at inception did not involve any discount or premium. Additionally, the Company does not have contractual right to make settlement such that the lender will not recover substantially all of the loan balance and any unpaid interest. In accordance with the loan agreement, the lender does not have the right to receive any higher rate of return that will at least double the initial rate of return and which will result in rate of return twice that of the current market return for a similar loan which involves a debtor with similar credit quality to that of the Company. The loan balance as of March 31, 2010 was repaid subsequent to the balance sheet date.

Notes to Consolidated Financial Statements—(Continued)

17. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2009		2010
	(In millions)
Unearned revenues	Rs.	4,743	Rs.	4,198	US$	93
License fees		896		754		17
Book overdraft		1,054		135		3
Deposits from customers and contractors		4,977		2,359		52
Accrued payroll		2,221		1,738		39
Accrued expenses		4,098		2,274		51
Interest payable		415		763		17
Other current liabilities		1,154		1,288		29

Total	Rs.	19,558	Rs.	13,509	US$	301

Other current liabilities include current deferred tax liability of Rs. 22 million and Rs. 10 million respectively for the fiscals 2009 and 2010 respectively. [See note 19]

Notes to Consolidated Financial Statements—(Continued)

18. Long-term debt, net of current portion

Long-term debt comprises the following:

			As of March 31,
	Interest Rates %	Maturities	2009	2010
			(In millions)
Term loans from banks - US$	LIBOR + 3.00%	October 2010- January 2014	Rs.28,978	Rs.24,754	US$	551
Term loans from banks - US$ (refer note a)	LIBOR + 4.70%	July 2014 - August 2016	5,084	4,501		100
Term loans from banks - South African Rands	JIBAR + 1.26%	May 2011	560	644		14
Term loans from banks - South African Rands	JIBAR + 0.48%	March 2010	560	—		—
Term loans from banks - South African Rands (refer note b)	JIBAR + 4.4%	August 2012 - August 2014	1,678	1,931		43
Term loans from banks - US$	LIBOR + 3.75%	November 2014 - November 2016	—	2,251		50
Loans from finance company - US$	4% - 6%	March 2011 - March 2012	—	226		5
Non convertible debentures to financial institutions (refer note c)	7.4% -11.70%	November 2011 - July 2019	12,500	19,500		434
Term loan from bank (refer note d)	5.95% -10.7%	April 2010 - December 2015	888	1,702		38

Total			Rs.50,248	Rs.55,509	US$	1,235
Less: Current portion of long-term debt			1,647	11,958		266

Long-term debt, net of current portion			Rs.48,601	Rs.43,551	US$	969

The scheduled maturity of long-term debt as of March 31, 2010 is set out as below:

	As at March 31, 2010 (In millions)
Due in the years ending March 31,
2011	Rs.11,958	US$	266
2012	9,489		211
2013	10,913		243
2014	8,914		198
2015	7,386		164
2016	3,048		68
2017	2,251		50
Thereafter	1,550		35

a.	On December 21, 2007, Tata Communications (Bermuda) Limited, a wholly owned subsidiary of Tata Communications International Pte Limited, entered into a short-term loan agreement with a bank for principal amount of Rs. 2,542 million (US$ 50 million). The loan was obtained as a bridge for a long-term loan to fund the construction of an undersea cable in Asia. The initial maturity of the loan was June 21, 2008 which was subsequently extended to March 30, 2009. The loan was increased to Rs. 5,084 million (US$ 100 million) on March 30, 2009 which was initially payable by May 31, 2009, and subsequently extended by the lender upto July 29, 2009. The loan was converted into a long term loan on August 27, 2009 carrying interest at LIBOR + 470 basis points per annum.

b.	On January 16, 2009, VSNL SNOSPV Pte Ltd, a wholly owned subsidiary of Tata Communications Limited, entered into a short term loan agreement with a bank for a principal amount of Rs. 1,678 million (US$ 33 million) with a variable interest rate of Johannesburg Interbank Agreed Rate (JIBAR) plus 1%. The loan was obtained as a bridge for a long- term loan to fund the acquisition of 27% ownership interest in Neotel. The initial maturity of the short- term loan was April 16, 2009, which was extended to June 19, 2009. On August 19, 2009 the short-term loan was replaced by the long term loan carrying interest ranging from JIBAR + 4.4% to 6%.

Notes to Consolidated Financial Statements—(Continued)

c.	The non-convertible debentures to the extent of Rs. 12,500 million (US$ 278 million) are secured against the Company’s property plant and equipment with carrying amount of Rs. 16,380 million (US$ 364 million).

d.	The term loan balance includes of Rs. 318 million (US$ 7 million) is secured by hypothecation of moveable properties with carrying amount of Rs. 1,098 million (US$ 24 million).

19. Income taxes

The income tax expense (benefit) consists of the following:

	For the year ended March 31,
	2008		2009		2010
	(In millions)
Income / (Loss) before income taxes
Domestic	Rs.	1,794	Rs.	7,481	Rs.	3,244	US$	72
Foreign		(876)		195		(4,627)		(103)

	Rs.	918	Rs.	7,676	Rs.	(1,383)	US$	(31)
Current income tax expense/ (benefit):
Domestic	Rs.	1,404	Rs.	1,503	Rs.	(2,111)		(47)
Foreign		184		277		260		6
Deferred income tax:
Domestic		(255)		684		551		12
Foreign		(53)		(34)		331		7

Total	Rs.	1,280	Rs.	2,430	Rs.	(969)	US$	(22)

Tax effects of significant timing differences on the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2008		2009		2010
	(In millions)
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	Rs.	195	Rs.	742	Rs.	(62)	US$	(1)
Unearned revenues		40		(219)		249		5
Allowances for uncollectible receivables and other current assets		(232)		56		303		7
Expense on account of arbitration settlement		(293)		293		—		—
Others		(18)		(222)		392		8

Total	Rs.	(308)	Rs.	650	Rs.	882	US$	19

Notes to Consolidated Financial Statements—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	For the year ended March 31,
	2008		2009		2010
	(In millions)
Income (loss) before income tax	Rs.	918	Rs.	7,676	Rs.	(1,383)	US$	(31)
Statutory income tax rate applicable in India		33.99%		33.99%		33.99%		33.99%

Expected income tax expense at statutory rate		312		2,609		(470)		(11)
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits		102		24		—		—
Differences arising from different tax rates in other tax jurisdictions		241		40		335		7
Changes in enacted tax rate for subsidiaries in other tax jurisdictions		173		97		25		—
Changes in valuation allowance including losses of overseas subsidiaries		1,415		(38)		2,142		48
Non deductible interest expense		61		471		(2)
Tax rate difference on gains on sale of investments		(40)		(766)		(1)		—
Uncertain tax position in respect of prior years recognised		—		—		(2,800)		(62)
Others, net		(984)		(7)		(198)		(4)

Income tax expense (benefit)	Rs.	1,280	Rs.	2,430	Rs.	(969)	US$	(22)

Changes in valuation allowance

	For the year ended March 31,
	2009		2010
	(In millions)
Beginning Balance	Rs.	(6,007)	Rs.	(7,216)	US$	(160)
Change during the year, net		38		(2,142)		(48)
Tax benefit allocated to reduce goodwill		80		—		—
Effect of foreign currency translation		(1,327)		734		16

Ending Balance	Rs.	(7,216)	Rs.	(8,624)	US$	(192)

Notes to Consolidated Financial Statements—(Continued)

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	For the year ended March 31,
	2009		2010
	(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	Rs.	3,944	Rs.	4,693	US$	105
Losses of equity method investee		553		1,603		36
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		2,166		2,240		50
Allowances for uncollectible receivables and other current assets		857		547		12
Unearned revenues		2,234		2,351		52
Employee severance costs		32		16		—
National long distance license fees		215		192		4
Expense on account of arbitration settlement		—		—		—
Others		1,536		1,111		25

Gross deferred tax assets	Rs.	11,537	Rs.	12,753	US$	284
Less : Valuation allowance		(7,216)		(8,624)		(192)

Net deferred tax assets		4,321		4,129		92
Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes		4,873		5,078		113
Prepaid pension asset		525		430		9
Others		150		441		10

Total	Rs.	5,548	Rs.	5,949	US$	132

Net deferred tax liability	Rs.	(1,227)	Rs.	(1,820)	US$	(40)

Current deferred tax asset, net	Rs.	1,776	Rs.	1,339	US$	30
Non-current deferred tax asset, net		649		498		11
Current deferred tax liability, net		22		10		—
Non-current deferred tax liability, net		3,630		3,647		81

Deferred tax assets and liabilities in respect of the same tax paying component and jurisdiction have been offset.

Deferred tax assets on net operating losses, which would expire based on the year of origination are as follows:

Jurisdiction	Deferred Tax Assets on Net Operating Losses in millions
	Rs. Fiscal 2010	US $ Fiscal 2010	Expiration of operating losses
US	1,460	32	Between 2011 and 2021
Canada	600	13	Between 2012 and 2027
India	509	11	2014 to 2017
Europe	898	20	4 years and higher

Tax effect/(benefit) allocated to each component of other comprehensive income are as follows:

	For the year ended March 31,
	2009		2010
	(In millions)
Unrealised (loss)/gain on available-for-sale securities	Rs.	(90)	Rs.	20	US$	—
Employee benefit plans		271		(332)		(7)

Total	Rs.	181	Rs.	(312)	US$	(7)

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended March 31,
	2009		2010
	(In millions)
Beginning Balance	Rs.	7,681	Rs.	8,053	US$	179
Increases related to current year tax positions		384		1,423		32
Decreases related to prior year tax positions		(12)		(2,907)		(65)

Ending Balance	Rs.	8,053	Rs.	6,569	US$	146

The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax liability by Rs. 6,569 million (US$146 million) as of March 31, 2010, and thereby would affect the Company’s effective tax rate.

In fiscal 2010, the Company recognized tax benefit of Rs.2,800 million in respect of a significant tax dispute relating to fiscal 1994 as a result of a favourable decision and conclusion by the Income Tax Appellate Tribunal (referred to as ITAT) that the procedures followed by the taxing authority in disallowing the Company’s tax position was inappropriate and was not in compliance with the Indian tax administrative procedures and regulations. Although, the taxing authority has appealed to the High Court against the ITAT’s decision, the Company on the basis of the ITAT’s decision and supported by legal opinion and judicial precedence (as set by the Supreme Court) has concluded that the Company’s tax position is more likely than not be sustained as it is unlikely that the High Court will allow the taxing authority’s appeal because ITAT’s basis of decision did not relate to interpretation of tax law but on determination of the fact of whether the tax administrative procedures were appropriately followed. The High Court typically deals with interpretation of law and does not assess whether or not the facts were accurately determined.

The Company’s major tax jurisdictions are India, the U.S. and Canada, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2006 through 2010. No tax returns have been subjected for examination in any of the other jurisdictions since these companies were acquired / formed.

For fiscal 2010, the Company has not recorded any interest and penalty on uncertain tax positions. As of March 31, 2010 the Company has an accrual of Rs. 1,661 million (US$37 million) towards interest and penalties included in advance taxes (net).

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as these would depend upon the outcome of the matters with various appellate authorities, which are not expected to be concluded / attain finality, within the next 12 months.

20. Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2009		2010
	(In millions)
Deferred Income taxes (See note 19)	Rs.	3,630	Rs.	3,647	US$	81
Unearned revenues		18,386		25,266		562
Employee retirement benefits		617		1,351		30
Licence fees		1,741		1,741		39
Others		1,592		2,206		49

Total	Rs.	25,966	Rs.	34,211	US$	761

Notes to Consolidated Financial Statements—(Continued)

21. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2009		2010
	(In millions)
Net unrealized gain on available-for-sale securities, net of taxes	Rs.	10	Rs. 28	US$	1
Foreign currency translation adjustment		(499)	87		2
Effective portion of net loss on derivative instrument designated as cash flow hedge		(280)	(260)		(6)
Unamortized actuarial gains and (losses)/ prior service cost (net of deferred tax)		595	(116)		(3)

Total	Rs.	(174)	Rs. (261)	US$	(6)

22. Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2008		2009		2010
	(In millions)
Dividend Income	Rs.	317	Rs.	225	Rs.	2	US$	—
Foreign exchange gain (loss), net		3		(76)		43		1
Liabilities no longer required to be settled written back		229		228		304		6
Rent received		149		148		135		3
License Fee reimbursement from DoT		278		—		—		—
Liabilities written back on dispute settlement		162		—		—		—
Others		629		446		681		15

Total	Rs.	1,767	Rs.	971	Rs.	1,165	US$	25

Liabilities no longer required to be settled have been written back because of expiry of the statute of limitation period.

23. Retirement benefits

The Company in fiscals 2008, 2009 and 2010 has used March 31 as the measurement date of the funded status of the plans, which is the same date as the year end consolidated financial statements.

(a) Tata Communications India and its wholly owned subsidiaries in India

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit plan covering all eligible employees. The plan provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company makes contributions to a fund administered by trustees, based on an annual external actuarial valuation.

The following table sets out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

	As of March 31,
	2009		2010
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs.	287	Rs.	347	US$	8
Service cost		29		35		1
Interest cost		21		28		1
Liabilities transferred (to)/ from other companies		5		2		—
Plan Amendment		—		138		3
Actuarial (gain) loss		21		(35)		(1)
Benefits paid		(16)		(23)		(1)
Others		—		(3)		—

Benefit obligation, end of the year	Rs.	347	Rs.	489	US$	11

Change in plan assets:
Fair value of plan assets, beginning of the year		308		303		7
Actual return on plan assets		4		32		1
Employer contributions		2		28		1
Transfer (from) other companies		5		1		—
Benefits paid		(16)		(23)		(1)

Fair value of plan assets, end of the year	Rs.	303	Rs.	341	US$	8

Accrued liability included in Other non-current liabilities	Rs.	(44)	Rs.	(148)	US$	(3)
Actuarial (gain) loss and past service cost recognized as a component of accumulated other comprehensive income		*41		*97		(2)

*	This amount includes actuarial gain /(loss) of Rs. (20) million and Rs. 6 million on plan assets for the fiscal year 2009 and 2010 respectively.

Net gratuity cost in fiscals 2008, 2009 and 2010 consist of the following:

	As of March 31,
	2008	2009	2010
	(In millions)
Service cost	Rs. 26	Rs. 29	Rs. 35	US$	1
Interest cost	20	21	28		1
Amortization of Past Service Cost	—	—	7		—
Expected Return on plan assets	(23)	(24)	(26)		(1)

Net gratuity cost	Rs. 23	Rs. 26	Rs. 44	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	As of March 31,
	2008	2009	2010
	(% )
Discount rate	8	7.5	8.25
Rate of increase in compensation levels of covered employees	5.0-7.0	5.0-7.0	6
Rate of return on plan assets	8	8	8

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

Notes to Consolidated Financial Statements—(Continued)

Tata Communications plan asset allocation for fiscals 2009 and 2010 were as follows:

	Years ended March 31,
	2009	2010
Category of Assets
Equity Securities	5%	10%
Debt securities	95%	89%
Others	—	1%

Total	100%	100%

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

Accumulated benefit obligation was Rs. 174 million and Rs.293 million, for fiscals 2009 and 2010, respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2010 and are as follows:

Year ending March 31,	(In millions)
2011	Rs. 36
2012	55
2013	53
2014	66
2015	69
2016-2020	417

The Company expects to contribute Rs.215 million to gratuity fund in fiscal 2011.

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2009	2010
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	Rs. 315	Rs. 356	US$	8
Service cost	40	45		1
Interest cost	25	27		1
Actuarial loss	67	59		1
Benefits paid	(91)	(55)		(1)

Benefit obligation, end of the year (included in Other non current liabilities)	Rs. 356	Rs. 432	US$	10
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	67	59		1

Notes to Consolidated Financial Statements—(Continued)

The amounts recognized in the statement of operations for the year ended March 31, 2010:

	As of March 31,
	2008		2009		2010
	(In millions)
Current Service cost	Rs.	42	Rs.	40	Rs.	45	US $	1
Interest cost		23		25		27		1

Net Medical cost	Rs.	65	Rs.	65	Rs.	72	US $	2

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2009 and 2010 is 20%. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Years ended March 31,
	2009		2010
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on Service Cost	4	(4)	4	(5)
Effect on Interest Cost	3	(4)	3	(3)
Effect on post-retirement benefit obligation	39	(38)	47	(46)

The assumptions used in accounting for the medical benefit plan are set out below:

	2009	2010
	(% )	(% )
Discount rate	7.50	8.25
Rate of increase in compensation levels of covered employees	6.00	6.00

Accumulated benefit obligation was Rs. 356 million and Rs. 394 million for fiscal 2009 and 2010 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2010 and are as follows:

Year ending March 31,	(In millions)
2011	Rs.	69
2012		70
2013		72
2014		74
2015		82
2016-2020		287

Pension

In fiscal 2007, the Company purchased participating annuity contracts in respect of its obligation in India relating to employees transferred from the erstwhile Overseas Communication Services (“OCS”). The cost of participation is recognized as an asset and has been stated at fair value of Rs. 150 million and Rs. 251 million as of March 31, 2009 and 2010. Additionally in fiscals 2009 and 2010, the Company purchased additional annuity contracts for Rs. 144 million and Rs. 90 million in respect of increase in benefits to OCS employees resulting from cost of living increase. The cost of living increase in pension benefits is at the discretion of Government of India. The cost of purchase of the additional annuity contracts of Rs.144 million and Rs 90 million has been recognized as expense in fiscal 2009 and 2010 respectively.

Notes to Consolidated Financial Statements—(Continued)

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

The Company contributed Rs. 115 million, Rs. 145 million and Rs.172 million to provident fund in fiscals 2008, 2009 and 2010 respectively.

b) Overseas plans:

Defined benefit Pension Plans

The Company has both a contributory and non-contributory defined benefit pension plans that covers certain of its employees in Canada. The Company also has an unfunded Supplemental Employee Retirement Plan (“SERP”) covering certain senior executives in Canada, closed on February 13, 2006. The plan provides for defined benefit based on years of service and final average salary.

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory						Non-contributory
	2009		2010				2009		2010
	(In millions)
Benefit obligation, beginning of period	Rs.	3,513	Rs.	2,838	US $	63	Rs.	2,975	Rs.	2,380	US $	53
Service cost		20		17		—		81		59		1
Interest cost		205		236		5		177		200		5
Benefits paid		(219)		(227)		(5)		(212)		(211)		(5)
Actuarial (gain) loss		(814)		700		16		(751)		775		17
Effect of foreign exchange rate changes		133		307		7		110		273		6
Benefit obligation, end of period		2,838		3,871		86		2,380		3,476		77
Fair value of plan assets, beginning of period		4,609		4,410		98		3,218		3,171		70
Actual return on plan assets		*(149)		*416		9		**(106)		**304		7
Contributions		—		—		—		154		175		4
Benefits paid		(219)		(227)		(5)		(212)		(212)		(5)
Effect of foreign exchange rate changes		169		411		9		117		298		7
Fair value of plan assets, end of period		4,410		5,010		111		3,171		3,736		83
Funded status		1,572		1,139		25		791		260		6
Prepaid pension asset		1,572		1,139		25		791		260		6
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income		*(407)		*538		12		**(462)		**657		15

*	This amount includes actuarial gain /(loss) of Rs. (407) million and 162 million on plan assets for fiscal year 2009 and 2010 respectively.

**	This amount includes actuarial gain /(loss) of Rs. (289) million and 118 million non plan assets for fiscal year 2009 and 2010 respectively.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2009		2010
	(In. millions)
Benefit obligation, beginning of period	Rs.	112	Rs.	74	US $	2
Service Cost		5		3		—
Interest Cost		7		7		—
Benefits paid		(2)		—		—
Actuarial (gain) loss		(52)		33		1
Effect of foreign exchange rate changes		4		15		—

Benefit obligation, end of the year (included in other non current liabilities)		74		132		3

Actuarial (gain) loss recognized as a component of accumulated other comprehensive income		(52)		33		1

Other Post Retirement Plan

The Company also assumed a post-retirement health care and life insurance plan (“OPEB”) for its current retirees and future retirees on the purchase of Teleglobe. The benefit obligation associated with this plan, included in other non-current liabilities, were approximately Rs. 73 million and Rs 78 million as of March 31, 2009 and 2010 respectively.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations for the Companies post retirement benefit obligations:

	Other Postretirement Plans(OPEB)
	2009	2010
	(In millions)
Accumulated benefit obligation, beginning of period	Rs. 84	Rs. 73	US$	2
Service Cost	1	1		—
Interest Cost	5	6		—
Benefits paid	(10)	(10)		—
Actuarial (gain) loss	(11)	—		—
Effect of foreign exchange rate changes	4	8		—

Benefit obligation, end of the year (included in other non current liabilities)	73	78		2

Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	(11)	—		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2009 and 2010 is 9.32% and 9.30% respectively. The ultimate weighted-average health care trend is 4.44% and is expected to be attained in the year 2030. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2009		2010
	1-Percentage-Point
	(Rs. millions)
	Increase	Decrease	Increase	Decrease
Effect on post-retirement benefit obligation	5	(4)	6	(5)

Notes to Consolidated Financial Statements—(Continued)

The components of pension expense are as follows:

	Year ended March 31,
	2008	2009	2010
	(In millions)
Service cost	Rs. 133	Rs, 107	Rs. 80	US $	2
Interest cost	372	394	449		10
Expected Return on assets	(445)	(441)	(440)		(10)
Amortization of actuarial (gain) loss	—	1	(38)		(1)

Net pension cost	Rs. 60	Rs, 61	Rs. 51	US $	1

The accumulated benefit obligation for all overseas plans at March 31, 2009 and 2010 is Rs. 5,087 million and Rs. 7,093 million respectively.

The estimated amount of experience gain that will be amortized from accumulated other comprehensive income are not expected to be material over the next fiscal year ended March 31, 2011.

The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

	Years ended March 31,
	2009	2010
	(% )	(% )
Discount rate used for benefit costs	5.75	8.00
Discount rate used for benefit obligations	8.00	5.75
Expected long-term return on plan assets	5.50	5.50
Inflation	2.50	2.25
Rate of compensation increase	3.50	3.25

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

The target allocation for plan asset are 20% equity securities, 75% debt securities and 5% to all other types of investments. To minimize the volatility of the returns, the Company selected the passive management approach for its asset mix. As a result, the market value of each asset class is rebalanced, on a quarterly basis, to the benchmark portfolio if the weighting of either the overall fixed-income securities or that of equities weight deviates from the benchmark portfolio by more than plus / minus 3%. In such a case, the fund asset mix is brought back to the benchmark portfolio within 30 days.

Notes to Consolidated Financial Statements—(Continued)

The fair value of company’s pension plan assets at March 31, 2010 by asset category are as follows—

	As of March 31, 2010
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	Rs. 43	Rs. —	Rs. —	Rs. 43	US$	1

Equity Securities
Canadian – Mutual Fund (Equity)	—	877	—	877		19
US – Mutual Fund (Equity)	—	352	—	352		8
International – Mutual Fund (Equity)	—	527	—	527		12

Fixed Income Securities
Canadian – Long Term Bond	—	6,592	—	6,592		146
Canadian – Mutual Fund (Money Market)	—	355	—	355		8

Total	Rs. 43	Rs. 8,703	Rs. -	Rs. 8,746	US$	194

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Level 2—The fair values of mutual funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

Cash flows

Contributions

In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act, 1985 for the purpose of contribution. The Company commissioned an independent actuarial consultant for both defined benefit plans.

The Company expects to contribute Rs 208 million to the non contributory pension plan in fiscal 2011, based on the valuation as at December 31, 2008.

The Company does not expect to contribute to the contributory pension plan in fiscal 2011, based on the valuation as at December 31, 2008 which showed a surplus.

The overseas subsidiaries post-retirement benefit plans other than contributory and non-contributory pension plans were unfunded. The benefits are funded on a pay-as-you-go basis. The Company funds on a cash basis as benefits are paid and company expects to pay Rs. 7 million in fiscal 2011.

Estimate future benefit payments for oversees plans

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits (Contributory and Non Contributory)			Other Benefits
	(In millions)
Years ending March 31,
2011	Rs. 453	US$	10	Rs. 7	US$	—
2012	464		10	7		—
2013	477		11	7		—
2014	491		11	8		—
2015	506		11	7		—
2016-2020	2,781		62	7		—

Notes to Consolidated Financial Statements—(Continued)

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings Plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP in aggregate were approximately Rs 81 million, Rs 115 million and Rs.123 million (US $ 3 million) for the year ended March 31, 2008, 2009 and 2010 respectively.

24. Leases

As Lessee:

The Company has leased buildings, satellite channels, office equipments, computer equipments and certain circuit capacities under operating lease arrangements. Operating lease rent expense was Rs.6,682 million, Rs.8,606 million and Rs 9,510 million in fiscals 2008, 2009 and 2010 respectively. Operating lease rentals includes Rs.4,845 million, Rs. 6,393 million and Rs. 7,032 million in fiscals 2008, 2009 and 2010 respectively under capacity purchase agreements on specified cables for a stated period of time

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2011	Rs. 2,988	US $	67
2012	2,336		52
2013	1,999		44
2014	1,914		43
2015	1,803		40
Thereafter	5,410		120

Total minimum lease commitments	Rs. 16,450	US $	366

The minimum future lease payments have not been reduced by minimum operating sublease rentals of Rs.114 million due in the future under non-cancellable subleases for certain buildings which extend until July 31, 2011. Rs 86 million and Rs.90 million in fiscal 2009 and fiscal 2010 respectively was recognized as sublease rental income.

As Lessor:

IRUs with costs of Rs.505 million and accumulated depreciation of Rs.183 million have been leased under operating lease arrangements. Depreciation expense of Rs. 34 million in respect of these assets has been recognized in the fiscal 2010.

Cost and accumulated depreciation of IRUs in which only a portion of capacity has been leased under operating lease arrangements are not readily determinable as these are not allocable to the leased capacity. In fiscal 2010, lease rental income of Rs. 318 million included Rs. 278 million relating to leases of capacities under operating lease arrangements related to such IRUs.

In respect of these IRUs, lease rental income of Rs.221 million, Rs.291million and Rs 318 million has been recognized in earnings in fiscals 2008, 2009 and 2010 respectively.

Notes to Consolidated Financial Statements—(Continued)

Future non-cancelable lease rent receipts will be recognized in earnings as follows:

Years ending March 31,	(In millions)
2011	Rs. 310	US$	7
2012	302		7
2013	302		7
2014	301		7
2015	301		7
Thereafter	1,389		31

Total minimum lease receipts	Rs. 2,905	US$	66

In respect of certain lease premises under operating lease arrangement, rental income of Rs. 18 million, Rs. nil and Rs. nil has been recognized in earnings in fiscals 2008, 2009 and 2010 respectively.

25. Fair values measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including investment securities and derivatives. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2010 and 2009:

Particulars	Fair Value measurements as at March 31, 2010
	Level 1	Level 2	Level 3	Total
	Rs. in millions
Assets
Available-for-sale investments	4,641	—	—	4,641
Derivatives not designated as hedging instrument
Foreign currency contracts included in Prepaid expenses and other current assets	—	351	—	351
Total	4,641	351	—	4,992
Liabilities
Derivatives not designated as hedging instrument
Foreign currency contracts included in Accrued expenses and other current liabilities	—	4	—	4
Derivatives designated as hedging instrument
Interest rate contracts included in Accrued expenses and other current liabilities	—	204	—	204
Interest rate contracts included in Other non current liabilities	—	113	—	113
Total	—	321	—	321

Particulars	Fair Value measurements as at March 31, 2009
	Level 1	Level 2	Level 3	Total
	Rs. in millions
Assets
Available-for-sale investments	7,089	—	—	7,089
Derivatives not designated as hedging instrument
Foreign currency contracts included in Prepaid expenses and other current assets	—	12	—	12
Total	7,089	12	—	7,101
Liabilities
Derivatives designated as hedging instrument
Interest rate contracts included in Other non current liabilities	—	521	—	521
Total	—	521	—	521

Derivatives: The fair value is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility, LIBOR rates, swap rates.

Notes to Consolidated Financial Statements—(Continued)

Investments: Investments in liquid & short-term mutual funds which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

Fair Value disclosure of Financial Instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable, other current assets, accounts payable, accrued expenses, other current liabilities, short term borrowings, approximate their fair values due to the short- term nature of these instruments. The fair value of loan given to equity method investee cannot be reasonably estimated.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

The fair value of the long term loans of Rs. 22,719 million (US$ 505 million) is approximately Rs. 23,341 million (US$ 519 million) based on indicative market prices of similar instruments and recently negotiated terms at market rates. The term loans and NCDs totaling Rs. 20,832 million (US$ 463 million) has an estimated fair value of approximately Rs. 21,897 million (US $ 487 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sale transaction as of March 31, 2010. The estimated fair value amounts as of March 31, 2010 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

26. Derivative financial instruments

a) Interest Rate Swap Agreements (“Swaps”)

The Company’s overall risk management objective is to mitigate the negative impact of volatile global markets on its cash flow and earnings. The Company uses interest rate swaps to manage the market risks associated to interest rate movements relating to its variable-rate long-term debt. As on March 31, 2010 the Company had outstanding interest rate swaps to convert the variable interest rate of its long term debt to a fixed rate. The total notional amount of swaps is Rs. 11,702 million (US $ 260 million) which is related to variable rate long term debts denominated in US$. Under the terms of the swap the Company will pay an interest rate ranging from 2.85% to 5.52% in exchange for the variable interest rate equal to US LIBOR. These swaps expire within one year to six year from the balance sheet date. These swaps are designated as cash flow hedges.

Notes to Consolidated Financial Statements—(Continued)

The differential paid or received on the above swaps are recognized as adjustments to interest expense. The effective portion of the changes in the fair value of the swaps are deferred in accumulated other comprehensive loss and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. During the years ended March 31, 2008, 2009 and 2010 there was no material ineffectiveness related to the change in the fair value of the Swaps.

Derivative Impacts

The following table summarizes the activity in accumulated other comprehensive loss related to derivatives designated as cash flow hedges during the year ended March 31, 2009 and 2010:

	(In millions)
	Year ended March 31, 2009	Year ended March 31, 2010
Beginning Balance	Rs. 252	Rs. 280	US$	6
Net unrealized loss / (gains)	(11)	(48)		(1)
Realized loss reclassified into earnings	39	28		1

Ending balance	Rs. 280	Rs. 260	US$	6

Based on the terms of the derivative instruments designated as cash flow hedges, Rs. 189 million (US$ 4 million) of unrealized losses currently in accumulated other comprehensive income/(loss) will be transferred into earnings during the fiscal year ending March 31, 2011.

b) Foreign Exchange Forward Contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in United States dollars, Canadian Dollars, Euros and other currencies. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

Foreign exchange forward and option contracts held by the Company as of fiscals 2009 and 2010 were Rs. 4,421 million and Rs. 8,482 million (US$ 188 million) respectively. These contracts are for a period between one and eight months.

An exchange gain (loss) of Rs. (2) million in fiscal 2008, Rs. (521) million in fiscal 2009 and Rs. 472 million in fiscal 2010 on foreign currency forward and option contracts have been recognized in other income/expenses.

27. Segment information

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

Notes to Consolidated Financial Statements—(Continued)

Segment information for fiscals 2008, 2009 and 2010 is as follows:

	Year ended March 31,2008
	Wholesale Voice		Enterprise and carrier data		Others		Total
	(In millions)
Revenues	Rs.	46,687	Rs.	18,809	Rs.	16,835	Rs.	82,331
Interconnection Charges		38,925		2,083		3,076		44,084

Net revenues	Rs.	7,762	Rs.	16,726	Rs.	13,759	Rs.	38,247
Other network and telecommunication costs		166		330		2,137		2,633
Licence fees		57		419		263		739

Segment results	Rs.	7,539	Rs.	15,977	Rs.	11,359	Rs.	34,875
Unallocable costs:
License fees								109
Depreciation and amortistaion								7,358
Other operating costs								27,200

Operating income								208
Non-operating income, net								710

Income before income tax								918
Income tax expense								(1,280)
Dividend tax								(218)
Equity in net loss of equity method investees								(393)

Net income (loss)							Rs.	(973)

	Year ended March 31,2009
	Wholesale Voice		Enterprise and carrier data		Others		Total
	(In millions)
Revenues	Rs.	50,207	Rs.	25,184	Rs.	21,904	Rs.	97,295
Interconnection Charges		41,231		2,014		5,630		48,875

Net revenues	Rs.	8,976	Rs.	23,170	Rs.	16,274	Rs.	48,420
Other network and telecommunication costs		120		207		1,999		2,326
Licence fees		85		463		315		863

Segment results	Rs.	8,771	Rs.	22,500	Rs.	13,960	Rs.	45,231
Unallocable costs:
Depreciation and amortistaion								10,180
Other operating costs								30,394

Operating income								4,657
Non operating income, net								3,019

Income before income tax								7,676
Income tax expense								(2,430)
Dividend tax								(218)
Equity in net loss of equity method investees								(1,120)

Net income (loss)							Rs.	3,908

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31,2010
	Wholesale Voice	Enterprise and Carrier Data	Others	Total
	(In millions)
Revenues	Rs.56,855	Rs.25,325	Rs.23,900	Rs.106,080	US$	2,360
Interconnection Charges	51,216	2,210	5,539	58,965		1,312

Net revenues	Rs.5,639	Rs.23,115	Rs.18,361	Rs.47,115	US$	1,048
Other network and telecommunication costs	127	194	2,166	2,487		55
Licence fees	64	441	289	794		18

Segment results	Rs.5,448	Rs.22,480	Rs.15,906	Rs.43,834	US$	975
Unallocable costs:
Depreciation and amortistaion				14,074		313
Other operating costs				31,323		697

Operating income / (loss)				(1,563)		(35)
Non-operating income, net				180		4

Income before income tax				(1,383)		(31)
Income tax (expense) / benefit				969		22
Dividend tax				(218)		(5)
Equity in net loss of equity method investees				(3,192)		(71)

Net income / (loss)				Rs.(3,824)	US$	(85)

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

Revenues have been allocated to countries based on location of the customers and are as follows:

	As of March 31, 2008	As of March 31, 2009	As of March 31, 2010
	(In millions)
India	Rs.35,448	Rs.31,984	Rs. 28,847	US$	642

United States Of America	17,817	16,683	19,159		426

United Kingdom	5,306	6,791	11,637		259

Canada	4,349	3,976	4,274		95

Rest of the world	19,411	37,861	42,163		938

Total	Rs.82,331	Rs.97,295	Rs.106,080	US$	2,360

No single customer contributed more than 10% of the revenues of the Company.

Substantially all of Tata Communications India’s long-lived assets, other than undersea cables are located in India. The overseas subsidiaries own approximately 49% of the Company’s property, plant and equipment.

Notes to Consolidated Financial Statements—(Continued)

28. Related party transactions

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

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the related party transactions and balances included in the financial statements:

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2010
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Revenues from telecommunication services:-
Wholesale Voice (including Rs 1,335 million, Rs 1,718 million and Rs 670 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd)	1,632	1,988	1,029	—	—	—	239	227	509	1,871	2,215	1,538	34
Enterprise and Carrier Data (including Rs 250 million, Rs.358 million and Rs 317 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd)	788	1,023	1,319	—	—	—	50	29	166	838	1,052	1,485	33
Others (including Rs 1,678 million, Rs.1,360 million and Rs 612 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd)	2,135	2,080	1,422	—	—	—	270	499	225	2,405	2,579	1,647	37

Total	4,555	5,091	3,770	—	—	—	559	755	900	5,114	5,846	4,670	104

Capacity contract provided	162	4	—	—	—	—	—	—	—	162	4	—	—
Interest income	—	—	—	—	—	—	40	188	552	40	188	552	12
Network & transmission costs :-
Wholesale Voice (including Rs 94 million, Rs 102 million and Rs 183 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd)	127	155	240	—	—	—	342	566	1,051	469	721	1,291	29
Enterprise and Carrier Data (including Rs 11 million, Rs 5 million and Rs 97 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd)	20	10	148	—	—	—	—	—	333	20	10	481	11
Others (including Rs 728 million, Rs 254 million and Rs 324 million for fiscals 2008, 2009 and 2010 respectively from Tata Teleservices Ltd.)	1,121	713	862	—	—	—	—	—	—	1,121	713	862	19

Total	1,268	878	1,250	—	—	—	342	566	1,384	1,610	1,444	2,634	59

Notes to Consolidated Financial Statements—(Continued)

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2010
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
License fees	—	—	—	848	863	794	—	—	—	848	863	794	18
Loans given	—	—	—	—	—	—	219	2,862	1,284	219	2,862	1,284	29
Advances given	—	—	54	—	—	—	1	—	1	1	—	55	1
Advances repaid	—	—	53	—	—	—	42	—	—	42	—	53	1
Dividends paid	109	109	140	857	857	806	—	—	—	966	966	946	21
Other non -operating income	123	100	64	—	—	—	—	—	—	123	100	64	1
Other operating costs	698	1,028	1,062	—	—	—	—	—	10	698	1,028	1,072	24
Purchase of property, plant & equipments	50	436	399	—	—	—	—	—	—	50	436	399	9
Sale of property, plant & equipments	8	—	—	—	—	—	—	—	—	8	—	—	—

	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
Year End Balances	2009	2010	2009	2010	2009	2010	2009	2010	2010
	(In millions)
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	(US$)
Accounts receivables (including Rs 500 million and Rs 268 million for fiscals 2009 and 2010 respectively from Tata Teleservices Ltd.)	1,192	894	—	—	242	598	1,434	1,492	33
Accounts payables (including Rs 237 million and Rs 84 million for fiscals 2009 and 2010 respectively from Tata Teleservices Ltd.)	1,199	269	—	—	142	668	1,341	937	21
Advances given	30	31	—	—	23	25	53	56	1
Loans provided (net of adjusted loss in equity method investee of Rs. 580 million as at fiscal 2009 and Rs. 3,156 million as at fiscal 2010)	—	—	—	—	2,965	2,228	2,965	2,228	50
Convertible notes and warrants of equity method investee	—	—	—	—	—	518	—	518	12
Interest receivable	—	—	—	—	413	1,025	413	1,025	23
Other Current Assets	—	62	6	6	—	—	6	68	2
License Fee paid under protest	—	—	2,950	2,899	—	—	2,950	2,899	64
Accrued Expenses and Other Current Liabilities:
Advances received	60	—	—	—	—	—	60	—	—
License Fees payable	—	—	896	754	—	—	896	754	17
Deferred revenues (including Rs. 167 million and Rs. 443 million for fiscals 2009 and 2010 respectively from Tata Teleservices Ltd.)	476	645	—	—	55	—	531	645	14

Total	536	645	896	754	55	—	1,487	1,399	31

License Fees payable (Non Current)	—	—	1,741	1,741	—	—	1,741	1,741	39

Loans to employees comprises of loans to acquire assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2009 and 2010 amounts receivable from employees aggregated Rs. 18 million and Rs. 8 million respectively. Interest free short-term advances made to employees aggregated to Rs. 1 million and Rs 1 million for fiscals 2009 and 2010, respectively.

Notes to Consolidated Financial Statements—(Continued)

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy of Rs. 14 million , Rs. 12 million and Rs. 12 million for fiscals 2008 , 2009 and 2010 , respectively, is included in other operating cost.

29. Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2009 and 2010 are Rs. 2,206 million and Rs. 1,221 million (US$ 27 million) respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for business licenses and for import activities. These guarantees may be enforced by the governmental agencies and customs authorities if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled Rs.19,464 million (US$ 433 million) as of March 31, 2010. Out of this total amount Rs. 14,518 million (US$ 323 million) is expected to be purchased in 2011.

The Company also has an obligation to contribute Rs. 989 million and Rs. 1,213 million in SEPCO and Neotel respectively over a three year period. Out of this Rs. 484 million and Rs 595 million is expected to be contributed in SEPCO and Neotel respectively in 2011.

Other Commercial Commitments

	As of March 31, 2010
	(In millions)
Standby Letters of Credit
Less than 1 year	Rs. 5,510	US$	122
1 to 3 years	114		3
More than 3 years	5		—

Total amount committed	Rs. 5,629	US$	125

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

Notes to Consolidated Financial Statements—(Continued)

The following is a description of material claims and losses where a potential loss is reasonably possible but not probable.

a) Business related claims

In April 2010, the Company voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission the results of an internal investigation conducted by outside counsel for the Company relating to the activities of a reseller of one of the Company's subsidiaries, Tata Communications International Pte Ltd. The internal investigation found evidence that the reseller may have offered and made improper payments to officials of a government purchaser in a Southeast Asian country in connection with the resale of the Company's products. The investigation also found evidence that the Company's sales consultant in the country was aware of the reseller's potentially improper activities. Such activities may have violated the U.S. Foreign Corrupt Practices Act. The investigation did not reveal any prior involvement or knowledge regarding these activities by senior management of the Company or its subsidiary. The Company has taken remedial action, including terminating its relationship with the sales consultant and with the reseller. The Company cannot predict the ultimate consequences of these matters at this time, nor can we reasonably estimate the potential liability, if any, related to these matters. However, based on the facts currently known, we do not believe that these matters will have a material adverse effect on our business, financial condition, results of operations or cash flow.

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

On February 9, 2007, the plaintiff, 21st Century Technologies Ltd. filed a suit against Teleglobe America Inc. before the Federal High Court of Nigeria, Lagos Division, alleging that Teleglobe improperly terminated a GlobeInternet Services Agreement pursuant to which Teleglobe rendered Internet access and satellite connectivity services to 21st Century. The suit alleges that Teleglobe’s termination of the agreement was improper, resulting in damages arising from 21st Century’s lease of capacity from INTELSAT. The plaintiff is seeking $2,067,000 as damages. The Company entered a conditional appearance and filed a motion challenging the jurisdiction of the Court to hear the matter in view of the jurisdiction provisions in the applicable Internet Services Agreement. It is our assertion that Virginia, USA constitutes the proper venue for resolution of any disputes based upon the terms of the contract. All hearings for this matter have so far been adjourned and not proceeded. (Note that in November 2003, Teleglobe filed suit against the plaintiff in Virginia, USA alleging that the plaintiff improperly terminated the abovementioned GlobeInternet Services Agreement, whereby the Company rendered Internet access and satellite connectivity services to the plaintiff. On February 27, 2004, the Court entered a default judgment against 21st Century, and later set damages at $1,231,492.05. The Company is seeking to enforce the judgment in Nigeria. 21st Century initiated an action before the Federal High Court of Lagos State, Nigeria, seeking a declaratory judgment barring enforcement of any judgment obtained by the Company based upon improper service of process. The High Court ruled in favour of 21st Century. The Company appealed the ruling to the Court of Appeal and the appeal was heard on April 10, 2008. On July 4, 2008, judgment in the appeal was delivered in favour of the Company (the Court of Appeal set aside the judgment of the Federal High Court where it refused to register the judgment obtained by Teleglobe in Virginia, USA). However, 21st Century have filed a Notice of Appeal and Motion for stay of execution of the Court of Appeal's judgment. The Company is presently awaiting the hearing notice and delivery of the ruling.

Notes to Consolidated Financial Statements—(Continued)

The Company is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, Internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company's financial position, the FCPA investigations are subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on the Company's financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of Rs 446 million (US$ 9.9 million) are disputed by the Company of which an amount of Rs 83 million (US$ 1.8 million) has been accrued as liability. If the dispute goes against the Company, Rs. 363 million (US$ 8.1 million) will be charged to statement of operations.

Others

Telecom Regulatory Authority of India (“TRAI”) reduced the Access Deficit Charge (“ADC”) rates effective April 1, 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to 1st April 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC. The appeal is pending with TDSAT and in case the appeal is upheld, the possible liability on Company is Rs. 3,120 million (US$ 61 million).

As of March 31, 2010, there were other claims of Rs. 1,795 million (US$ 35 million) which includes claims of Rs. 720 million (US$ 14 million) by DoT – WPC wing towards licence fees and Rs. 317 million (US$ 6 million) by a customer for loss of business on account of interruption of private leased circuits.

In fiscal 2010, DoT completed their assessment for fiscal 2006 and raised a demand of Rs. 1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest thereon is not applicable on a shortfall of a license fee; c) a deductions in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to Rs. 50.83 million including interest up to September 2010.

The Company intends to challenge the TDSAT order in respect of the disallowance of cost items before the Honorable Supreme Court, where similar disputes for the previous years are pending. The Company also intends to file a separate petition in TDSAT for adjustment for an excess amount paid against proposed ISP VPN licenses.