Form 20-F/A
period 2010-03-31
TATA COMMUNICATIONS LTD
filed 2010-11-09
CIK 1116134

As filed with the Securities and Exchange Commission on November 9, 2010

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

*American Depositary Shares evidenced by American Depositary Receipts.  Each American Depositary Share represents two Shares.

**Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

EXPLANATORY NOTE

On September 30, 2010, Tata Communications Limited (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”).  The Company included an explanatory note in the Form 20-F as follows:

“In Fiscal 2010, Neotel has met the criteria as per the definition set forth in Rule 1-02(w) of Regulation S-X, and so, pursuant to Rule 3-09 of Regulation S-X, the Company is required to include separate audited financial statements of Neotel Pty Ltd. as of and for the fiscal year ended March 31, 2010 (Neotel Financial Statements) in this 20-F.  The Neotel Financial Statements will be filed as an amendment to this 20-F as soon as it is available.”

The Company is filing this Amendment No. 1 to the Form 20-F to supplement Item 18 with the inclusion of the Neotel Financial Statements.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Form 20-F and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the date of Form 20-F.  Accordingly, this Amendment No. 1 to the Form 20-F should be read in conjunction with the Form 20-F and the Company’s filings with the SEC subsequent to the filing of the Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

NEOTEL (PROPRIETARY) LIMITED
REGISTRATION NUMBER: 2004/004619/07
GROUP ANNUAL FINANCIAL STATEMENTS
For the year ended 31 March 2010

NEOTEL (PROPRIETARY) LIMITED
DIRECTORS’ RESPONSIBILITIES AND APPROVAL
For the year ended 31 March 2010

The directors are required to maintain adequate accounting records and are responsible for the content and integrity of the financial statements and related financial information included in this report. It is their responsibility to ensure that the financial statements fairly present the state of affairs of the Group as at 31 March 2010 and the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards. The external auditors are engaged to express an independent opinion on the financial statements.

The financial statements are prepared in accordance with International Financial Reporting Standards and are based upon appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are responsible for establishing internal controls, systems and procedures that provide reasonable assurance that all assets are safeguarded, transactions properly executed and recorded and that the possibility of material loss or misstatement is minimised. To this end, proper delegation of responsibilities and an adequate approvals framework has been introduced to ensure an acceptable level of risk commensurate with the size of operation. All employees are required to maintain the highest ethical standards in ensuring that the Group’s business is conducted in a manner that, in all reasonable circumstances, is above reproach. While operating risk cannot be fully eliminated, the Group endeavour to minimise it by ensuring that appropriate infrastructure, controls, systems and ethical behaviour are applied and managed within predetermined procedures and constraints.

The directors are of the opinion, based on the information and explanations given by management, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the financial statements. However, any system of internal financial control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The financial statements set out on pages 3 to 55 which have been prepared on the going concern basis were approved by the board and subsequently signed on its behalf by:

/s/ Memani XK
DIRECTOR

/s/ Ajay Pandey
DIRECTOR

INDEPENDENT AUDITORS’ REPORT
TO THE MEMBERS OF NEOTEL (PROPRIETARY) LIMITED

We have audited the accompanying consolidated statement of financial position Neotel (Proprietary) Limited and subsidiaries (“the Company”), as of 31 March 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at 31 March 2010, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying group financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 33 to the financial statements, the Company’s recurring losses from operations and shareholders’ deficit raise substantial doubt about its ability to continue as a going concern. The factors supporting Management’s going concern assumption are also discussed in Note 33 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche
Per Andre Dennis
Partner
3 November 2010

NEOTEL (PROPRIETARY) LIMITED
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 March 2010

	Notes	2010 R’000	2009 R’000	2008 R’000
Revenue	4	1 831 065	1 125 215	218 524

Interest received	5	27 358	35 850	11 081
Other income		12 747	18 793	96
Negative goodwill recognised		–	144 996	–
Payments to other operators		(908 803)	(554 277)	(136 974)
Cost of phone devices		(37 491)	(21 192)	–
Employee expenses		(545 920)	(422 140)	(145 395)
Other expenses		(841 475)	(544 347)	(131 968)
Consulting expenses		(51 068)	(101 399)	(60 258)
Depreciation		(318 748)	(271 516)	(75 590)
Amortisation		(72 370)	(72 891)	(19 676)
Fair value of interest rate swap		(127 848)	–	–
Finance charges	6	(550 166)	(369 583)	(92 152)

Loss before taxation	7	(1 582 719)	(1 032 491)	(432 312)

Taxation	8	432 714	293 026	111 542

Loss for the year		(1 150 005)	(739 465)	(320 770)

Other comprehensive income		–	–	–

Total comprehensive loss for the year		(1 150 005)	(739 465)	(320 770)

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED
GROUP STATEMENT OF FINANCIAL POSITION
As at 31 March 2010

	Notes	2010 R’000	2009 R’000
Assets

Non current assets
Property, plant and equipment	9	2 683 926	1 956 999
Intangible assets	10	152 259	222 379
Deferred taxation asset	11	803 211	388 855
Other investments	12	30 363	–

Total non current assets		3 669 759	2 568 233

Current assets
Inventories	13	116 173	66 979
Trade and other receivables	14	904 235	500 575
Assets held for sale	9	15 724	–
Other financial assets		–	2 133
Other investments	12	30 095	–
Cash and cash equivalents	15	64 744	433 616

Total current assets		1 130 971	1 003 303

Total assets		4 800 730	3 571 536

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED
GROUP STATEMENT OF FINANCIAL POSITION (continued)
As at 31 March 2010

	Notes	2010 R’000	2009 R’000
Equity and liabilities

Capital and reserves
Share capital	16	5 751	3 501
Share premium	17	569 250	346 500
Other reserves		3 008	3 008
Accumulated deficit		(2 285 102)	(1 135 097)

Shareholders’ deficit		(1 707 093)	(782 088)

Non-current liabilities
Loan from shareholders	18	2 036 238	1 200 031
Deferred tax liability	11	–	18 358
Licence fee payable	19	–	121 328
Loans from financial institutions	20	3 245 675	2 064 865

Total non current liabilities		5 281 913	3 404 582

Current liabilities
Loan from related parties	21	47 365	172 878
Trade and other payables	22	809 976	704 217
Licence fee payable	19	78 330	17 311
Provisions	23	64 467	54 636
Unearned revenue		95 061	–
Other financial liabilities		130 711	–

Total current liabilities		1 225 910	949 042

Total liabilities		6 507 823	4 353 624

Total equity and liabilities		4 800 730	3 571 536

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 March 2010

	Ordinary share capital R’000	Preference share capital R’000	Preference share premium R’000	Other reserves R’000	Accu- mulated deficit R’000	Total R’000

Balance at 1 April 2007	1	375	37 125	3 008	(74 862)	(34 353)

Issue of shares	–	750	74 250	–	–	75 000
Total comprehensive loss for the year	–	–	–	–	(320 770)	(320 770)

Balance at 31 March 2008	1	1 125	111 375	3 008	(395 632)	(280 123)

Issue of shares	–	2 375	235 125	–	–	237 500
Total comprehensive loss for the year	–	–	–	–	(739 465)	(739 465)

Balance at 31 March 2009	1	3 500	346 500	3 008	(1 135 097)	(782 088)

Issue of shares	–	2 250	222 750	–	–	225 000
Total comprehensive loss for the year	–	–	–	–	(1 150 005)	(1 150 005)

Balance at 31 March 2010	1	5 750	569 250	3 008	(2 285 102)	(1 707 093)

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 March 2010

	Notes	2010 R’000	2009 R’000	2008 R’000

Cash flows from operating activities Cash utilised in operations
Receipts from customers		1 770 825	1 195 993	117 021
Payments to suppliers and employees		(2 474 492)	(1 658 296)	(237 157)

Cash flows utilised in operations	24.1	(703 667)	(462 303)	(120 136)

Interest received		27 358	35 850	11 081
Foreign exchange (losses) gains		(75 270)	2 357	96
Finance charges		(360 800)	(229 088)	(50 194)

Net cash outflow from operating activities		(1 112 379)	(653 184)	(159 153)

Cash flows from investing activities
Additions to property, plant and equipment		(1 088 181)	(928 168)	(694 651)
Additions to intangible assets		(35 206)	(21 891)	(74 192)
Acquisition of business	24.3	–	(258 023)	–
Proceeds from disposal of property, plant and equipment		217	3	99
Increase in other investments		(60 458)	–	–

Net cash outflow from investing activities		(1 183 628)	(1 208 079)	(768 744)

Cash flows from financing activities
Proceeds from preference share issue		191 250	217 214	56 500
Proceeds from long term borrowings		1 162 135	1 279 107	785 758
Increase in shareholders’ loans		573 750	637 390	183 750

Net cash inflow from financing activities		1 927 135	2 133 711	1 026 008

Net (decrease) increase in cash and cash equivalents		(368 872)	272 448	98 111
Cash and cash equivalents at the beginning of the year		433 616	161 168	63 057

Cash and cash equivalents at end of the year		64 744	433 616	161 168

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS
For the year ended 31 March 2010

1.	GENERAL INFORMATION & BASIS OF PREPARATION

Neotel (Proprietary) Limited (“the Company” or “Neotel”) is the first national infrastructure-based competitor in the fixed-line telecommunications sector in South Africa. The Company offers wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, and telephony and data services for retail customers.
The Group annual financial statements of Neotel (Pty) Ltd have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value or amortised cost. The principle accounting policies adopted are set out below and are consistent in all material aspects with those applied in the previous financial year except where disclosed elsewhere.

IAS 1 Presentation of financial statements (Revised in 2007) has introduced terminology changes, including revised titles for the financial statements and changes in the format and content of the financial statements.

2.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.

The presentation of the results of operations, financial position and cash flows in the financial statements of the Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgements in the process of applying the Group accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are discussed as follows:

2.1	Interconnect income and payments to other telecommunications operators

In certain instances, Neotel relies on other operators to measure the traffic flows interconnecting with the Group’s networks. Estimates are used in these cases to determine the amount of income receivable from or payments the Group needs to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and therefore estimates are used in assessing the likely effect of these adjustments.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

2.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

2.2	Provisions and contingent liabilities

Management judgement is required when recognising and measuring provisions and when measuring contingent liabilities. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which require management judgment. The Group is required to record provisions for legal contingencies when the occurrence of the contingency is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

2.3	Property, plant and equipment and intangible assets

The useful lives of assets are based on management’s judgement. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual items of property, plant and equipment. Due to the rapid technological advancement in the telecommunications industry, the estimation of useful lives could differ significantly on an annual basis.

The estimation of residual values of assets is also based on management’s judgement that the assets will be sold and what their condition will be at that time. For assets that incorporate both a tangible and intangible portion, management uses judgement to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

Determination of impairment of property, plant and equipment and intangible assets

Management is required to make judgements concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that impairment exists. Neotel applies the impairment assessment to its separate cash-generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of separate cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management’s judgement is also required when assessing whether a previously recognised impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash-generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. A key assumption on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use includes projected revenues, gross margins, average revenue per unit, capital expenditure, expected customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

2.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

2.4	Financial assets

At each balance sheet date management assesses whether there are indicators of impairment of financial assets. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgement is required when determining the expected future cash flows. In measuring impairment, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.

Impairment of receivables

Impairment is raised for estimated losses on trade receivables that are deemed to contain a collection risk. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customers change, actual write-offs could differ significantly from the impairment.

2.5	Taxation

Management judgement is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets on deductible temporary differences and unused tax losses should be recognised or derecognised. The utilisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset.

2.6	Capitalisation of labour costs

Management judgement is exercised in determining the labour costs to be capitalised to property, plant and equipment. The amount is arrived at based on an estimated percentage of time spent by personnel who are directly involved with the construction of property, plant and equipment multiplied by their annual salary cost to Neotel. The percentage of time spent, being the best estimate, is derived by considering the average time spent during the month by personnel on projects related to the construction of property, plant and equipment.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES

3.1	Subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by the Company, are recognised at cost.

3.2	Consolidated financial statements

Interest in subsidiaries

The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the Company and all entities controlled by the Company as if they are a single economic entity. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal. Inter-company transactions and the resulting unrealised profits and balances between Group entities are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are shown separately from the Group equity therein. It consists of the amount of those interests at acquisition plus the minorities’ subsequent share of changes in equity of the subsidiary. On acquisition, the minority interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired. Losses applicable to minorities in excess of its interest in the subsidiaries equity, are allocated against the Group’s interest except to the extent that the minorities have a binding obligation and the financial ability to cover losses. Minorities are considered to be equity participants and all transactions with minorities are recorded directly within equity.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.3	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to the location and condition necessary for it to be capable of operating in the manner intended. Interest costs are also capitalised. Depreciation commences from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale in accordance with IFRS 5 or the date that the asset is derecognised. Idle assets continue to attract depreciation. The depreciable amount is determined after deducting the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values, the estimated useful lives of individual assets and the depreciation method thereof are reviewed on an annual basis with the effect of any changes in estimate accounted for on a prospective basis.

Assets under construction represent network and support equipment and include all direct expenditure as well as related borrowing costs capitalised, but exclude the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets. Depreciation of these assets commences when they are available for use.

Improvements to assets that are held in terms of operating lease agreements are depreciated on a straight-line basis over the shorter of the remaining useful life of the applicable asset or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be renewed, the lease period equals the period of the initial agreement plus the renewal periods.

Maintenance and repairs, which neither materially add to the value of the assets nor prolong their useful lives, are expensed in the period incurred. Minor plant and equipment items are also recognised as an expense during the period incurred.

The estimated useful lives assigned to groups of property, plant and equipment are:

ASSET CLASS	ESTIMATED USEFUL LIFE (YEARS)

Leasehold improvements	Lease period
Plant and equipment
● Cable (fibre and duct)	0 to 12
● Network equipment	2 to 12
● Other plant and equipment	5 to 20
Furniture and fittings	5 to 10
Motor vehicles	5
Computer equipment	3 to 10
Assets under construction	Nil

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.3	Property, plant and equipment (continued)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in statement of comprehensive income in the year in which the asset is derecognised.

3.4	Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses.

The following are the main intangibles assets:

Licences

Licences, that are acquired to yield an enduring benefit, are capitalised at cost and amortised from the date of commencement of usage rights over the duration of the licence agreement.

Computer software

Computer software that is not considered to form an integral part of any hardware equipment is recorded as an intangible asset. The software is capitalised at cost and amortised over its estimated useful life.

Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets’ expected useful lives.

Contractually based customer relationships

Relationships with customers governed by contractual terms embarked on for specified time frames are valued as an intangible asset on acquisition and amortised over the length of the contract against future income to be generated from service provided under such customer contracts.

Favourable leases

Acquired favourable lease terms are valued and amortised over the contract period.

The expected useful lives assigned to intangible assets are:

ASSET CLASS	ESTIMATED USEFUL LIFE (YEARS)

Public Switch Telecommunication Services
(“PSTS”) licence	25 years
Computer Software	3 - 5 years
Contractually based customer relationships	period of contract
Favourable lease	period of lease

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.4	Intangible assets (continued)

Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised. The residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or there is an active market for the asset that is likely to exist at the end of its useful life, which can be used to estimate the residual value. The useful lives, amortisation methods and residual values are reviewed on an annual basis.

Intangible assets are derecognised when they have been disposed of or permanently withdrawn from use and no future economic benefits are expected from their disposal. Any gains or losses on the retirement or disposal of an intangible asset are recognised in profit or loss during the year in which they arise.

3.5	Impairment of non-current assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of assets is measured using the higher of the fair value less costs to sell and its value in use (which is the present value of projected cash flows expected to be derived from an asset). Impairment losses are recognised immediately as an expense in profit or loss when the asset’s carrying value exceeds its estimated recoverable amount. Where applicable, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Previously recognised impairment losses, other than for goodwill, are reviewed annually for any indication that they may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through profit or loss if the recoverable amount has increased as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. No goodwill impairment losses are reversed.

After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset’s revised carrying amount, less its estimated residual value, on a systematic basis over its remaining useful life.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.6	Taxation

Current taxation

The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible expenditure. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation

Deferred taxation is recognised on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all deductible temporary differences. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited to equity, in which case the tax is also recognised directly in equity.

3.7	Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is determined by the weighted average method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventory to its present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventory to net realisable value and all losses of inventory are recognised as an expense in the period in which the write-down of a loss occurs.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.8	Financial instruments

Financial assets

Loans and receivables

Trade and other receivables excluding Value Added Taxation (“VAT”), prepayment and operating lease receivables, lease assets and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables where the recognition of interest would be immaterial.

Trade and other receivables are carried at original invoice amount less any impairment loss.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.

Cash on hand is recognised at fair value.

Deposits held on call are classified as loans and receivables by the Group and carried at amortised cost. Due to the short term nature of these, the amortised cost normally approximates its fair value.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted and the Group will not be able to collect all amounts due according to the original terms of the financial asset. For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.8	Financial instruments (continued)

Financial liabilities

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or where appropriate, a shorter period.

Derivative financial instruments

The Group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The Group does not hold or issue derivative financial instruments for financial trading purposes.

The Group’s principal derivative financial instruments are foreign exchange forward contracts and interest rate swaps.

Derivative financial instruments are classified as financial assets or financial liabilities at fair value through profit and loss and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are neither designated in a hedging relationship nor have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non-current assets or non-current liabilities. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

De-recognition

A financial asset or a portion of a financial asset will be derecognised and a gain or loss recognised when the Group’s contractual rights to the cash flow expire or when the entity transfers substantially all the risks and rewards or when the entity loses control.

Financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On de-recognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in profit or loss.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.9	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate to settle the obligation, taking into account the risks and uncertainties surrounding the obligation. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

3.10	Employee benefits

Short term employee benefits

The cost of all short term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, is recognised as an expense in the period in which the employee renders the related service.

The Group recognises the expected cost of bonuses only when the Group has a present legal or constructive obligation to make such a payment and a reliable estimate can be made.

Defined contribution plan

A defined contribution plan is a plan under which the Group pays a fixed percentage of employee’s remuneration as contributions into a separate entity fund, and will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services during a period are recognised as an employee benefit expense when they are due.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.10	Employee benefits (continued)

Termination benefits

Termination benefits may be payable when an employee’s employment is terminated before the normal retirement date or an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when the Group is demonstrably committed to any such plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

3.11	Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and get ready for their intended use, are capitalised to the cost of that asset at the interest rates relating to loans raised. Other borrowing costs are expensed as incurred. Capitalisation of borrowing costs cease when substantially all the activities necessary to prepare the asset for its intended use are complete.

3.12	Revenue

Revenue which excludes Value Added Taxation (VAT) and sales between Group companies represents the invoiced value of goods or services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. If applicable, revenue is split into separately identifiable components.

The Group provides fixed-line and data communication services and communication related products. The Group provides such services to wholesale, business, and residential customers. Revenue represents the value of fixed or determinable consideration that has been received or is receivable. Revenue for services is stated at amounts invoiced to customers and excludes VAT.

In certain circumstances revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

Subscriptions, connections and other usage

The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the expected average customer relationship period. All other installation and activation costs are expensed as incurred.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.12	Revenue (continued)

Subscriptions, connections and other usage (continued)

Contract products that may include deliverables such as a handset and 24 month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a standalone basis.

●     Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received

●     Monthly service revenue received from the customer is recognised in the period in which the service is rendered.

Equipment sales

Revenue from equipment sales is recognised only when the Group has transferred to the buyer the significant risk and rewards of ownership of the goods and the Group neither retains continuing managerial involvement to the degree usually associated with ownership or effective control.

Interconnection

Interconnection revenue for call termination, call transit, and network usage is recognised on the usage basis.

Data

Revenue net of discounts from data services is recognised only when the Group has performed data communication services under postpaid and prepaid payment arrangements. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the expected average customer relationship period. All other installation and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Other

Other revenue is recognised when the economic benefit flows to the Group and the earnings process is complete.

3.13	Investment income

Interest is recognised on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.14	Leases

Operating lease payments are recognised in the income statement on a straight-line basis over the lease term. Assets subject to operating leases are presented according to the nature of the asset.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the net present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are amortised in the income statement over the lease term using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the term of the lease.

3.15	Foreign currencies

The functional and presentation currency of the Group is the South African Rand (ZAR). Transactions denominated in foreign currencies are translated, on initial recognition, at the foreign exchange rate at the transaction date.

Monetary assets or liabilities that are denominated in foreign currencies are translated at the rate of exchange at settlement date or balance sheet date. Exchange differences on the settlement or translation of monetary assets or liabilities are included in gains or losses on re-measurement and disposal of financial instruments in profit or loss in the period in which they arise.

3.16	Comparative figures

Comparative figures are restated in the event of a change in accounting policy or a prior period error.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.17	Adoption of new and revised International Financial Reporting Standards

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective for the year ended 31 March 2010. The Standards and Interpretations applicable to the Group are presented below.

IFRS 1	First time Adoption of International Financial Reporting Standards
IFRS 2	Share-based Payments
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discounted Operations
IFRS 8	Operating Segments
IFRS 9	Financial Instruments
IAS 1	Presentation of Financial Statements
IAS 7	Statement of Cash Flows
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interest in Joint Ventures
IAS 32	Financial Instruments: Presentation
IAS 36	Impairment of Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers
IFRIC 19	Extinguishing Financial liabilities with Equity Instruments

Management are in the process of considering the future impact of these standards and interpretations on the financial statements.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009	2008
		R’000	R’000	R’000

4.	REVENUE

	Enterprise services and Wholesale services	1 313 457	960 424	176 301
	Network services	280 231	138 675	42 198
	Consumer services	169 315	26 116	25
	Managed services	68 062	–	–

		1 831 065	1 125 215	218 524

5.	INTEREST RECEIVED

	Interest received from banks	27 358	35 850	11 081

6.	FINANCE CHARGES

	Interest on licence fee payable	12 337	15 661	14 658
	Interest on loan from related party	9 534	25,344	29 139
	Interest on shareholders’ loans	161 206	116 411	31 898
	Interest on bank and other loans	353 199	226 567	50 194
	Other	26 276	2 521	–

		562 552	386 504	125 889

	Less: capitalised interest - property, plant and equipment	(12 386)	(16 921)	(33 737)

		550 166	369 583	92 152

7.	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging:

	Audit fees	5 671	5 072	1 145
	Director’s emoluments	4 457	3 129	2 681
	Consulting fees	27 119	80 253	24 136
	(Profit) / loss on sale of assets	(93)	97	8
	Provision for doubtful debts	95 127	11 791	1 679

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009	2008
		R’000	R’000	R’000

7.	LOSS BEFORE TAXATION (continued)

	Operations, maintenance and network costs*	337 536	165 259	11 995

Operating leases
	- Buildings and sites	81 094	59 684	9 491
	- Houses	2 143	68	3 102
	- Vehicles	808	–	1 058
	- Infrastructure	139 356	227 000	38 000
	- Office equipment	–	–	84

		223 401	286 752	51 735

Net foreign exchange gains and losses
	- unrealised losses	9 782	5 220	1 493
	- realised losses	73 972	13 285	5 283
	- unrealised gains	(2 511)	(5 367)	(5 174)
	- realised gains	(5 973)	(15 495)	(96)

		75 270	(2 357)	1 506

Depreciation and amortisation
	- Depreciation of property, plant and equipment	318 748	271 516	75 590
	- Amortisation of intangible assets	72 370	72 891	19 676

		391 118	344 407	95 266

Management and technical fees
	- Business Services Agreement	23 369	21 146	20 289
	- Operations and business support services (“OSS/BSS”)	52 121	80 568	15 833

		75 490	101 714	36 122

Employee benefits expense
	- Defined contribution plan	43 606	36 128	6 859
	- Medical aid contribution	15 419	20 074	3 565

		59 025	56 202	10 424

(* Includes infrastructure lease costs and OSS/BSS costs)

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009	2008
		R’000	R’000	R’000

8.	TAXATION

	Deferred tax - current year	427 307	299 590	111 701
	- prior year	5 407	(6 564)	(159)

	Taxation credit per income statement	432 714	293 026	111 542

	Reconciliation between accounting profit and tax expense

	Accounting loss	(1 582 719)	(1 032 491)	(432 312)

	Tax at the applicable rate of 28% (2009:28%)	(443 161)	(289 097)	(125 371)

	Tax effect of adjustments on taxable income
	Deferred tax asset not recognised	1 960	–	3 378
	Depreciation/amortisation of non-qualifying assets	10 439	11 398	–
	Non-taxable income	–	(40 598)	5 391
	Non-deductible expenses	5 175	16 488	–
	Non-taxable portion of capital gain	(1 573)	–	–
	Permanent differences on acquisition	–	2 562	–
	Learnerships allowances	(147)	(343)	–
	Change in rate relating to deferred tax	–	–	4 901
	Deferred tax adjustment relating to prior year	(5 407)	6 564	159

	Tax effect of assessed loss	(432 714)	(293 026)	(111 542)

	Reconciliation of tax rate	%	%	%
	Normal rate of taxation	(28.0)	(28.0)	(29.0)

	Adjusted for:
	Permanent differences	0.9	2.7	2.0
	- Permanent differences on acquisition	–	0.2	–
	- Non taxable income	–	(3.9)	–
	- Deferred tax adjustment relating to prior year	(0.3)	0.6	–

	Effective tax rate	(27.4)	(28.4)	(26.0)

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

8.	TAXATION (continued)

No provision has been made for income tax in the current year as the Group has no taxable income. The estimated tax loss available for set off against future taxable income for the Group is R2 431.7 million (2009: R1 380.7 million).

9.	PROPERTY, PLANT AND EQUIPMENT

		Cost R’000	Accumulated depreciation R’000	Carrying value R’000
2010
	Leasehold improvements	129 331	(24 544)	104 787
	Plant and equipment	2 575 556	(556 975)	2 018 581
	Furniture and fittings	23 480	(7 499)	15 981
	Computer equipment	164 044	(76 651)	87 393
	Motor vehicles	388	(201)	187
	Assets under construction	472 721	–	472 721

		3 365 520	(665 870)	2 699 650
	Less assets held for sale	(18 710)	2 986	(15 724)

		3 346 810	(662 884)	2 683 926

2009
	Leasehold improvements	36 386	(18 923)	17 463
	Plant and equipment	1 431 723	(284 717)	1 147 006
	Furniture and fittings	13 620	(3 676)	9 944
	Computer equipment	131 171	(43 741)	87 430
	Motor vehicles	407	(129)	278
	Assets under construction	694 878	–	694 878

		2 308 185	(351 186)	1 956 999

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying amount of property, plant and equipment can be reconciled as follows:

2010	Carrying value at beginning of year R’000	Additions R’000	Reclassi- fication R’000	Transfers R’000	Disposals R’000	Depreciation R’000	Carrying value at end of year R’000

Leasehold improvements	17 463	94 464	3 166	(516)	(112)	(9 678)	104 787
Plant and equipment	1 147 006	705 075	20 496	408 318	–	(262 314)	2 018 581
Furniture and fittings	9 944	9 998	41	(909)	–	(3 093)	15 981
Computer equipment	87 430	66 090	(23 685)	1 160	(12)	(43 590)	87 393
Motor vehicles	278	–	(18)	–	–	(73)	187
Assets under construction	694 878	224 940	–	(447 097)	–	–	472 721
Assets held for sale	–	–	(15 724)	–	–	–	(15 724)

	1 956 999	1 100 567	(15 724)	(39 044)	(124)	(318 748)	2 683 926

2009

Leasehold improvements	17 078	391	9 520	824	–	(10 350)	17 463
Plant and equipment	543 560	425 650	157 169	248 574	–	(227 947)	1 147 006
Furniture and fittings	1 260	10 563	256	111	–	(2 246)	9 944
Computer equipment	61 112	8 742	41 818	6 751	(100)	(30 893)	87 430
Motor vehicles	271	28	59	–	–	(80)	278
Assets under construction	347 380	499 715	104 043	(256 260)	–	–	694 878

	970 661	945 089	312 865	–	(100)	(271 516)	1 956 999

The Group has funding facilities amounting to R4.4 billion with a consortium of financial institutions. The facility has a tenure of between 7,5 years and 10 years from the date of first drawdown and is secured against the assets of the Group excluding those assets still secured by the Tata Communication Limited (“TCL”) loan. As at 31 March 2010, the Group had drawn down an amount of R3.2 billion on those facilities. Refer to Note 29.

Assets pledged as security

Property, plant and equipment with a carrying amount of R324.5 million (approximately) have been pledged to secure borrowing of the Group (see note 20). This specific property, plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or sell them to another entity. In addition, the assets and liabilities of the Group are ceded to the banks (Refer to note 20).

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

10.	INTANGIBLE ASSETS

	Favourable lease contract R’000	Licence R’000	Computer software R’000	Contractually based customer relationships R’000	Total R’000
2010
Cost	917	28 000	182 950	112 558	324 425
Accumulated amortisation	(367)	(14 344)	(112 432)	(45 023)	(172 166)

Carrying value	550	13 656	70 518	67 535	152 259

2009
Cost	917	100 000	104 113	112 558	317 588
Accumulated amortisation	(183)	(10 344)	(62 170)	(22 512)	(95 209)

Carrying value	734	89 656	41 943	90 046	222 379

	Carrying value at the beginning of year R’000	Additions R’000	(Reductions) /transfers R’000	Amorti- sation R’000	Carrying value at the end of year R’000
2010
Favourable lease contract	734	–	–	(184)	550
Licence	89 656	–	(72 000 )*	(4 000)	13 656
Computer software	41 943	35 206	39 044	(45 675)	70 518
Contractually based customer relationships	90 046	–	–	(22 511)	67 535

	222 379	35 206	(32 956)	(72 370)	152 259

2009
Favourable lease contract	–	917	–	(183)	734
Licence	93 656	–	–	(4 000)	89 656
Computer software	66 248	21 891	–	(46 196)	41 943
Contractually based customer relationships	–	112 558	–	(22 512)	90 046

	159 904	135 366	–	(72 891)	222 379

(* Refer to Note 19).

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

10.	INTANGIBLE ASSETS (continued)

Neotel capitalised the fixed licence fee of R100 million, payable on the commencement of service, at its Net Present Value, on 9 December 2005, the date of allotment of the licence, duly considering the interest free period until the date of commencement of service. The licence fee is amortised over the period of the licence. On 1 April 2009, the Independent Communications Authority of South Africa (“ICASA”) amended the licence fee regulation, which has resulted in a reduction of the fixed fee by R72 million. Thus the carrying value of the licence as at 31 March 2010 is R13.6 million (2009: R89.6 million). The licence term is valid for a period of 25 years from 9 December 2005, the date the licence was granted and can be renewed for a further 25 years.

Contractually based customer relationships arose on acquisition of NBSS based on the present value of future cash flows inherent from customer relationship contracts. This intangible is amortised over the period of the contract, which is 5 years.

The favourable lease arose on acquisition of NBSS based on the favourable lease contracts ceded by Transnet Limited, and is amortised over the period of the lease, which is 5 years.

		2010	2009
		R’000	R’000

11.	DEFERRED TAXATION

Deferred tax consists of:

	Tax losses available for future set off	700 748	381 195
Originating temporary differences on:
	- Property, plant and equipment	(18 848)	(17 117)
	- Prepayments	2 294	–
	- Provisions	54 685	25 564
	- Unrealised exchange differences	2 377	–
	- Fair value on financial instruments	35 798	–
	- Unearned revenue	48 142	6 273
	- Intangible assets	(21 985)	(25 418)

		803 211	370 497

Disclosed as:
	- Deferred tax asset	803 211	388 855
	- Deferred tax liability	–	(18 358)

		803 211	370 497

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009
		R’000	R’000

11.	DEFERRED TAXATION (continued)

The movement in deferred tax is as follows:
	Opening balance	370 497	137 189
	Acquisition of business	–	(59 718)
Income statement charge
	- Adjustment to prior year	5 407	(6 564)
	- Unused tax losses	314 146	248 453
	- Property, plant and equipment	(1 363)	22 984
	- Prepayments	2 294	–
	- Provisions	29 121	21 798
	- Unrealised exchange differences	2 377	–
	- Fair value on financial instruments	35 798	–
	- Unearned revenue	41 869	–
	- Intangible assets	3 065	6 355

	Closing balance	803 211	370 497

Based on the Group’s approved business plans and financial projections, the Group is confident of utilising the estimated tax losses within a four year period (2009: five year period). The losses excluded from deferred tax asset recognition relate specifically to the wholly owned subsidiary, Neotel Business Support Services (Pty) Ltd.

12.	OTHER INVESTMENTS

The Group have placed cash of R57.6 million and R60.4 million respectively, for guarantees issued - made up as follows:

	Greater than twelve months	30 363	–
	Three to twelve months	30 095	–

		60 458	–

The group places cash equivalent to guarantees issued in a restricted call account.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009
		R’000	R’000

13.	INVENTORIES

	Finished goods	116 173	66 979

The cost of inventories recognised as an expense during the year was R44.0 million (2009:  R21.6  million).  The cost of inventories recognised as an expense includes R1.0 million (2009: R 7.5 million) in respect of write down of inventories to net realisable value.

14.	TRADE AND OTHER RECEIVABLES

	Trade receivables - gross	630 339	315 751
	Less allowances for doubtful debts	(121 093)	(34 022)

		509 246	281 729
Trade receivables - net

Other receivables
	- Purchase price adjustment receivable from Transnet Ltd	–	11 224
	- VAT	16 899	62 877
	- Prepaid loan arrangement fees	81 666	83 959
	- Prepayments	18 130	25 432
	- Indefeasible right of use	163 370	–
	- Other receivables	114 924	35 354

		904 235	500 575

Except for customer deposits on consumer services, trade and other debtors have been ceded to the consortium of lenders.

The average credit period on sales of goods or services is 30 days. No interest is charged on the trade receivables. A provision for doubtful receivables of R121.1 million (2009: R34 million) has been provided for by the Group. Before accepting any new customer, the Group uses the services of an external credit bureau to assess the potential customer’s credit quality. Of the trade receivables balance at the year end, R303.4 million (2009: R159.8 million) is due from five major customers who constitute 48% (2009: 50%) of the balance at the year end. There is no other individual customer that represents more than 5% of the total balance at year end.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

14.	TRADE AND OTHER RECEIVABLES (continued)

Included in the trade receivables balance are debtors with a carrying amount of R293.6 million (2009: R108.8 million) for Group that are past due at the reporting date. No provision is raised against these debtors as there has not been a significant change in the credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Included in trade receivables is an amount of R134.6 million for the Tata Group of companies that is not being collected due to the fact that R232.6 million is owed to the Tata Group of companies.

	2010	2009
	R’000	R’000

Ageing of past due but not impaired

30 – 60 days	119 913	–
60 - 90 days	25 767	11 663
90 - 120 days	24 298	17 875
120 – 180 days	41 229	41 963
> 180 days	82 412	37 274

Total	293 619	108 775

Movement in the allowance for doubtful debts

Balance at beginning of the year	34 022	2 370
On acquisition of business	–	19 861
Reversal of impairment losses	(8 056)	–
Impairment losses recognised on receivables	95 127	11 791

Balance at end of the year	121 093	34 022

Ageing of impaired trade receivables

Current	149	–
30 – 60 days	848	–
60 – 90 days	43 791	–
90 – 120 days	2 007	–
120 – 180 days	6 557	13 520
> 180 days	67 741	20 502

Total	121 093	34 022

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009
		R’000	R’000

15.	CASH AND CASH EQUIVALENTS

	Cash and bank balances	64 744	338 821
	Short term deposits	–	94 795

		64 744	433 616

Cash and cash equivalents comprise cash held by the Group and short term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

16.	SHARE CAPITAL

Authorised
Ordinary
	1 000 Ordinary shares of par value R1 each	1	1

Preference
758 257 250 (2009: 531 000 000)
	Cumulative redeemable preference shares of par value R0.01 each	7 583	5 310

Issued and fully paid
	1 000 Ordinary shares of R1 each	1	1

575 000 000 (2009: 350 000 000)
	Cumulative redeemable preference shares of R0.01	5 750	3 500

		5 751	3 501

The unissued ordinary and preference shares are under the unrestricted control of the Directors until the next annual general meeting of the shareholders.

During the year, the Company issued 225 000 000 cumulative redeemable preference shares to the existing shareholders. The shares have a par value of R0.01 and were issued at a premium of R0.99. A dividend is payable at 75% of the prime overdraft rate. Together with the issuing of the preference shares the shareholders provided loans to the value of R675 000 000. The proportion of preference share capital subscribed for and loans provided is 1:3.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

16.	SHARE CAPITAL (continued)

The preference shares are redeemable, at the Company’s discretion, after the expiry of 36 months and 1 day from the subscription date, in terms of clause 1.8.15 of the shareholders’ agreement. The shares shall be redeemed at the redemption price, being the initial subscription price plus any outstanding dividends.

		2010	2009
		R’000	R’000

17.	SHARE PREMIUM

	575 000 000 (2009: 350 000 000) cumulative preference shares issued at a premium of R0.99 each	569 250	346 500

18.	LOANS FROM SHAREHOLDERS

Unsecured
	Sepco Communications (Pty) Ltd	1 038 573	612 112
	VSNL SNOSPV Pte Ltd	549 510	359 705
	Nexus Connexion (Pty) Ltd	387 098	228 214
	Tata Africa Holdings (SA) (Pty) Ltd	61 057	–

		2 036 238	1 200 031

The above entities have deferred their right to claim or accept payment of their loan accounts to meet the claims of the other creditors of the Group, until such time as the assets of the Group, fairly valued, exceed their liabilities.

The loans are unsecured and bear interest at the 3 months Johannesburg Interbank Agreed Rate (“JIBAR”) plus 250 basis points.

	Sanctioned R’000	Drawn R’000	Available facility R’000

Sepco Communications (Pty) Ltd	1 496 000	1 173 000	323 000
VSNL SNOSPV Pte Ltd	792 000	621 000	171 000
Nexus Connexion (Pty) Ltd	557 333	437 000	120 333
Tata Africa Holdings (SA) (Pty) Ltd	88 000	69 000	19 000

	2 933 333	2 300 000	633 333

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009
		R’000	R’000

19.	LICENCE FEE PAYABLE

	Opening balance	138 639	122 848
	Variable licence fees raised during the year	–	645
	Variable licence fees paid during the year	(645)	(515)
	Interest payable	12 336	15 661
	Reduction of licence fee payable	(72 000)	–

	Closing balance	78 330	138 639

Licence fees consists of the following:
	- Fixed licence fees due – long term	–	121 328
	- Fixed licence fees due – short term	78 330	16 666
	- Variable licence fees due – short term	–	645

		78 330	138 639

The licence fee due represents the fee payable in terms of the licence agreement with the ICASA for the PSTS licence granted to the Group, together with the capitalised borrowing cost for the year ended 31 March 2010.

The Group is entitled to pay this non-recurring fixed licence fee over a period not exceeding ten years at an annual interest rate of prime plus 1% from the date of commencement of services. Previously, the licence fee was payable in six annual instalments of R16.6 million, commencing on 1 August 2009. R72 million of the initial licence of R100 million has been adjusted against the carrying value of the asset to give effect to the regulatory change from ICASA and the liability is repayable in the short term.

20.	LOANS FROM FINANCIAL INSTITUTIONS

	2010	2009
	R’000	R’000

Long term loans	3 227 000	2 064 685
Interest accrued*	18 675	180

	3 245 675	2 064 865

(*- Not repayable within one year)

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

20.	LOANS FROM FINANCIAL INSTITUTIONS (continued)

Neotel’s long term funding is made up of debt and equity (Target DER 60:40). The debt portion to the value of R4.4 billion was funded via a consortium of banks, namely Nedbank Limited, The Development Bank of Southern Africa Limited, Investec Bank Limited, Infrastructure Finance Corporation Limited, Industrial Development Corporation of South Africa, State Bank Limited of India and Deutsche Investitions - und Entwicklungsgesellschaft mbH. The financing was purely on a “project recourse” basis without any shareholder recourse or guarantees. The facility is made up of Senior debt, subordinated and an IDC Mezzanine facility. The interest rates applicable to each facility are as follows:

Type of facility	Interest rate	Tenure of loan
Senior term loan facility	JIBAR plus 4.75%	7.5 years
Subordinated term loan facility	JIBAR plus 6.75%	9.5 years
IDC subordinated term loan facility	JIBAR plus 6%	9.5 years
IDC Mezzanine facility	JIBAR Plus 2.5%	10 years

The drawdowns on the long term funding as at 31 March 2010 are as follows:

Type of facility	Sanctioned R’000	Drawn R’000	Available facility R’000

Senior term loan facility	3 100 000	2 273 568	826 432
Subordinated term loan facility	200 000	146 682	53 318
IDC subordinated term loan facility	800 000	586 727	213 273
IDC Mezzanine facility	300 000	220 023	79 977

Total	4 400 000	3 227 000	1 173 000

Ceded rights Neotel:

All rights, claims, entitlements, benefits of other interest including without limitation to debts, insurance proceeds, project revenues, receivables and accounts, ceded agreements, debts, incorporeal, equity guarantees, amounts owing to the Company under any loan agreements, mortgage and notarial bonds excluding the consumer deposit account and Neotel’s share in NBSS are ceded to the consortium of lenders.

Ceded rights NBSS:

All rights, claims, entitlements, benefits of other interest including without limitation to debts, insurance proceeds, project revenues, receivables and accounts, ceded agreements, debts, incorporeal, equity guarantees, amounts owing to the company under any loan agreements, mortgage and notarial bonds are ceded to the consortium of lenders.

EBITDA covenant:

Under the Long Term Finance Common Terms Agreement (LFCTA), Neotel is obligated to meet financial covenants quarterly. The breach for the quarter ended March 2010 has been cured in terms of the LFCTA and shareholders have contributed ‘new equity’ as per these terms. Refer to note 34 on the current status of the funding.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009
		R’000	R’000

21.	LOANS FROM RELATED PARTIES

Secured
	VSNL SNOSPV Pte Ltd	47 365	171 813
	Eskom Enterprises (Pty) Ltd	–	1 065

		47 365	172 878

Loans details:

VSNL SNO SPV Pte Ltd
	- Original loan	250 109	250 109
	- Less capital called up	(276 000)	(141 000)
	- Add interest accrued	73 256	62 704

		47 365	171 813

The above loan of R47.3 million (2009: R171.8 million) arises from the acquisition of fixed assets to the value of R250.1 million from Transnet Ltd in the prior years. The loan bears interest at an interest rate of 3 months JIBAR plus 2 percentage points. At VSNL SNOSPV Pte Ltd’s election, the outstanding balance will be discharged by 50% of the related party's subscription for shares or the provision of other funding in terms of the Subscription Agreement. Any outstanding balance after the related party has met all its financial obligations as contemplated in the Subscription Agreement shall be repaid by the Group to VSNL SNOSPV Pte Ltd in cash (without any deduction or set off) within 20 business days.

		2010	2009
		R’000	R’000

22.	TRADE AND OTHER PAYABLES

	Trade payable	137 791	96 224
	Capital expenditure payables	167 566	98 330
	Accruals	299 883	316 848
	Related party accruals	146 394	76 911
	Other payables	58 342	115 904

		809 976	704 217

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs.  The Directors consider that the carrying amount of trade payables approximates their fair value.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		Opening	Business			Closing
		balance	acquisition	Raised	Utilised	balance
		R’000	R’000	R’000	R’000	R’000

23.	PROVISIONS

2010
	Bonus	54 636	–	64 467	(54 636)	64 467

2009
Bonus
		20 000	–	34 636	–	54 636

Bonus provision
Bonuses are payable to all eligible staff. The individual payout is a percentage of the total cost to Group taking into account the employee level, individual performance rating and Group performance. The payment is time apportioned based on the length of time the employee has been employed by the Group in the current year. The actual payments are effected within three months after the financial year end and subsequent to being approved by the Board.

Leave pay has been reclassified to trade and other payables.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010	2009	2008
		R’000	R’000	R’000

24.	NOTES TO THE CASH FLOW STATEMENTS

24.1	Reconciliation of loss for the year to cash generated from operations

	Loss before taxation	(1 582 719)	(1 032 491)	(432 312)

Adjustments for:
	Negative goodwill written off	–	(144 996)	–
	Depreciation and amortisation	391 118	344 407	95 266
	Investment income	(27 358)	(35 850)	(11 081)
	Finance costs	550 166	369 583	92 152
	Net foreign exchange loss	75 270	(2 357)	(96)
	(Profit) loss on disposal of property, plant and equipment	(93)	97	8

Changes in working capital
	Increase in trade and other receivables	(403 660)	(232 527)	(135 419)
	Increase in inventories	(49 194)	(51 658)	(4 332)
	Decrease in other financial assets	2 133	2 946	(5 079)
	Increase in trade and other payables	105 759	271 314	263 946
	Increase in provisions	9 831	49 099	16 296
	Increase in other financial liabilities	130 711	–	–
	Increase in unearned revenue	95 061	–	–
	Decrease in licence fee payable	(645)	130	515
	Decrease in loan to related parties	(47)	–	–

	Cash utilised in operations	(703 667)	(462 303)	(120 136)

24.2	Non-cash transactions

Capital contribution amounting to R135 million (2009: R75 million) due from VSNL SNOSPV Pte Ltd has been netted off against the loan amounts due to Transnet Ltd and Eskom Enterprises (Pty) Ltd. This is in line with the loan agreements for the acquisition of assets from both parties.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

24.	NOTES TO THE CASH FLOW STATEMENTS (continued)

24.3	Neotel acquired the Transtel Telecoms, the commercial telecommunications division of Transnet Limited. The details of the acquisition are reflected below:

	2010	2009	2008
	R’000	R’000	R’000

Property, plant and equipment	–	312 865
Intangibles	–	113 475	–
Deferred taxation	–	(59 718)	–

Fair value of non-current assets	–	366 622	–

Working capital	–		–
Inventories	–	10 989	–
Trade and other receivables	–	117 400	–
Trade and other payables	–	(86 221)	–
Payroll provisions	–	(5 771)	–

Purchase price for working capital	–	36 397	–

Fair value of total net assets acquired	–	403 019	–
Goodwill (negative)	–	(144 996)	–

Net Cash flow on acquisition	–	258 023	–

Consists of:
Purchase price agreement	–	230 000	–
Working capital adjustment	–	21 789	–
Acquisition related transaction costs	–	17 458	–
Settlement of amounts	–	(11 224)	–

	–	258 023	–

Settled as follows:

Payment to vendor	–	258 023	–
Loan account	–	–	–

	–	258 023	–

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS

(a)	Capital risk management

The Group manage their capital to ensure they will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt which includes the shareholder loans disclosed in Note 18 and equity attributable to shareholders of the Group, comprising issued capital (disclosed in Notes 16 and 17 respectively), reserves and the accumulated deficit.

The Group monitors capital on a basis of debt to equity. Debt comprises interest bearing debt, shareholder loans and any other long term loan. Equity comprises share capital and reserves.

		2010 R’000	2009 R’000

The gearing ratio at the year end was as follows:

	Debt	5 329 278	3 576 413
	Cash and cash equivalents	(64 744)	(433 616)

	Net debt	5 264 534	3 142 797

	Shareholders’ deficit	1 707 094	782 088

(b)	Interest rate risk management

Interest rate swaps
	Nominal value	2 070 000	–
	Fair value *	127 848	–

	Fixed rate	8.295%	–
	Average floating rate	7.123%	–

(* Included in other financial liabilities)

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(b)	Interest rate risk management (continued)

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed by the Group under interest rate swap contracts where the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on notional principal amounts. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using curves at the end of the reporting period and the credit risk inherent in the contract.

	1 year R’000	2-5 years R’000	5 years R’000	Total R’000

Interest rate swaps	–	2 070 000	–	2 070 000

The Interest Rate Swaps are against a floating rate at 3 month JIBAR. The interest is reset every quarter ending 31 March, 30 June, 30 September and 31 December. The resulting gain or loss is recognised in profit and loss immediately. In addition to the above swaps, the Group has entered into swaps to the value of R1.615 billion with a start date of 31 December 2010.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher / lower and all other variables were held constant, the Group’s:

For 100 basis points higher

Loss for the year would increase by R32.4 million (2009: R28.8 million).

For 100 basis points lower

Loss for the year would decrease by R32.4 million (2009: R28.8 million).

The Group’s sensitivity to interest rates has increased during the current period mainly due to the increase in variable rate borrowings from shareholders and lenders.

(c)	Credit risk management

Credit risk refers to the risk of a counterparty defaulting on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate as a means of mitigating the risk of financial loss from defaults.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(c)	Credit risk management (continued)

Trade receivables consist of customers in various sectors of the telecommunications industry. Ongoing credit evaluation is performed on the financial condition of accounts receivable. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

(c)	Foreign currency risk management

The Group undertake certain transactions denominated in foreign currencies, namely the currency of the United States of America (US Dollars) and the currency of the European Union (Euro). Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amount of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	2010	Assets 2009	2010	Liabilities 2009

United States Dollars	3 029	725	9 542	51 026
Euro	–	–	44	–
Botswana	–	–	55	–

Foreign currency sensitivity analysis

The following disclosure details the Group’s sensitivity for a 25% (2009: 25%) increase and decrease in the rand against the relevant foreign currencies. 25% (2009: 25%) is the sensitivity rate used when reporting foreign currency risk internally to key management’s assessment of the reasonable possible change in foreign exchange rates.

The sensitivity includes only outstanding foreign currency denominated items and adjusts their translation at the year end. For a 25% strengthening of the rand against the relevant currency, the impact is an increase in the profit and other equity of R12.1 million (2009: R57.7 million). For a 25% weakening of the rand against the relevant currency, the impact is a decrease in profit and other equity for R12.1 million (2009: R57.7 million).

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments. Exposure to exchange rate fluctuations is constantly monitored and, when the need arises, contracts are entered into.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(d)	Foreign currency risk management (continued)

	Average rate	Foreign currency $’000	Contract value R’000	Market to market value R’000

The following table details the forward foreign currency (FC) outstanding contracts at the reporting date:

2010 - Buy EUR

Less than three months	12.401	68	845	673
Three to six months	–	–	–	–
Greater than six monts	–	–	–	–

2010 - Buy USD

Less than three months	7.478	1 498	11 203	10 999
Three to six months	7.567	9 858	74 600	73 431
Greater than six monts	8.070	8 250	66 573	65 255

2009 - Buy USD

Less than three months	9.56	12 158	116 222	116 993
Three to six months	9.65	2 092	20 187	20 322
Greater than six monts	9.95	14 866	147 935	149 162

There are no outstanding contracts in Euro currency in the prior year.

	2010 R’000	2009 R’000

Foreign currency forward contracts (USD)	(2 692)	2 133
Foreign currency forward contracts (EURO)	(171)	–

Included in other financial (liabilities) / assets	(2 863)	2 133

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(e)	Liquidity risk

Ultimate responsibility for liquidity risk management rests with the board of directors, which has implemented an appropriate investment policy for the Group’s short, medium and long-term funding and liquidity management requirements. The Group manage liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 29 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

	<1 year R’000	2 - 5 years R’000	>5 years R’000	Total R’000

2010
Trade and other payables	(751 634)	–	–	(751 634)
Loans from related parties	(47 365)	–	–	(47 365)
Licence fee payable	(78 330)	–	–	(78 330)
Loans from shareholders	–	–	(2 036 238)	(2 036 238)
Loans from financial institutions	–	(2 875 675)	(370 000)	(3 245 675)

2009
Trade and other payables	704 217	–	–	704 217
Loans from related parties	(1 065)	(171 813)	–	(172 878)
Licence fee payable	(17 311)	(121 328)	–	(138 639)
Loans from shareholders	–	–	(1 200 031)	(1 200 031)
Loans from financial institutions	–	(2 064 865)	–	(2 064 865)

The following details the Group’s contractual maturities for its non derivative financial assets:

	<1 year R’000	2 - 5 years R’000	>5 years R’000	Total R’000

2010
Trade and other receivables	509 246	–	–	509 246
Other investments	30 095	30 363	–	60 458
Cash and bank balances	64 744	–	–	64 744

2009
Trade and other receivables	500 575	–	–	500 575
Cash and bank balances	433 616	–	–	433 616

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(f)	Categories of financial instruments

	Loans and receivables R’000	At fair value through profit and loss R’000	Financial liabilities at amortised cost R’000	Fair value of financial instruments R’000

2010
Trade and other receivables	509 246	–	–	509 246
Other investments	60 458	–	–	60 458
Cash and cash equivalents	64 744	–	–	64 744
Loans from shareholders	–	–	2 036 238	2 036 238
Loans from financial institutions	–	–	3 245 675	3 245 675
Loan from related parties	–	–	47 365	47 365
Trade and other payables	–	–	751 634	751 634
Licence fee payable	–	–	78 330	78 330
Other financial liabilities	–	–	130 711	130 711

2009
Trade and other receivables	500 575	–	–	500 575
Other financial assets	–	2 133	–	2 133
Cash and cash equivalents	433 616	–	–	433 616
Loans from shareholders	–	–	1 200 031	1 200 031
Licence fee payable	–	–	121 328	121 328
Loans from financial institutions	–	–	2 064 865	2 064 865
Loan from related parties	–	–	172 878	172 878
Trade and other payables	–	–	704 217	704 217
Licence fee payable	–	–	17 311	17 311

Effective interest rate on cash deposits ranges from 6.10% to 6.40% (2009: 8.55% to 8.95%).

Cash deposits have maturities ranging from 1 to 34 days.

26.	EMPLOYEE BENEFITS

The Group operates a defined contribution retirement benefit plan for all qualifying employees. The assets are managed separately from the Group by Momentum Group Ltd.

The total expense recognised in the income statement of R43.6 million (2009: R36.1 million) represents contributions payable to this plan by the Group at rates specified in the rules of the plan.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

27.	CONTINGENCIES

ECS & ECNS Licence

The Group was granted a Public Switched Telecommunication Service (PSTS) licence valid for a period of 25 years from 9 December 2005. This licence was converted on 16 January 2010 into an Electronic Communication Services (“ECS”) and Electronic Communication Network Services (“ECNS”) licence, in terms of the ICASA repudiation. These licences are subject to the fulfilment of certain obligations relating to service levels, roll out targets and annual licence fees. The Directors believe the obligations are achievable.

Preference dividend
Cumulative preference dividends amounting to R74 million (2009: R37 million) will be declared and paid when the Group has distributable cash available, in terms of the Shareholders’ Agreement.

		2010 R’000	2009 R’000

28.	COMMITMENTS

Capital commitments
	Capital expenditure authorised and contracted for	412 440	751 855
	Capital expenditure authorised but not yet contracted for	1 352 083	1 892 000

		1 764 523	2 643 855

Capital commitments comprise of commitments for property, plant and equipment. Management expects these commitments to be financed from borrowings and capital contributions from the Group’s shareholders. The Group has committed to participation in the East African Submarine System (EASSy) to the extent of US $9 million as well as the Seacom Submarine Cable initiative to the extent of US$ 16 million.

Operating lease commitments:

2010	Total R’000	< 1 year R’000	2 - 5 years R’000	> 5 years R’000
Buildings	369 741	19 029	62 971	287 741
Houses	1 538	1 393	146	–
Vehicles	8 876	3 216	5 660	–
Sites	208 853	31 519	116 544	60 790
Infrastructure network	370 000	370 000	–	–

	959 008	425 157	185 321	348 531

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

28.	COMMITMENTS (continued)

	Total R’000	< 1 year R’000	1 - 5 years R’000	> 5 years R’000
2009
Buildings	408 955	36 974	113 765	258 216
Houses	1 537	1 384	153	–
Vehicles	17 887	9 711	5 275	2 901
Sites	125 459	22 286	65 216	37 957
Infrastructure network	658 000	288 000	370 000	–

	1 211 838	358 355	554 409	299 074

The Group lease buildings, sites, houses and vehicles. The contracts for houses are for periods of up to two years, the vehicle leases are for up to five years and the buildings up to 20 years. The minimum lease payments under the building lease agreements are subject to average escalations of 9%. The minimum lease payments on the vehicles are subject to interest rate fluctuations and are adjusted as and when such changes in rates are announced. The monthly lease payments on the office equipment are fixed for the duration of the contracts.

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

29.	UNDRAWN BORROWING FACILITIES AND GUARANTEES

The Group has undrawn borrowing facilities amounting to R1.17 billion (2009: R2.3 billion) with a consortium of banks comprising Nedbank Limited, Investec Bank Limited, Development Bank of Southern Africa Limited, Industrial Development Corporation of South Africa Limited, State Bank of India and Deutsche Investitions - und Entwicklungsgesellschaft mbH. The facilities have a remaining duration of two financial years, ending on 30 September 2012.

Part of the conditions for the facilities drawdown is that each shareholder shall have subscribed for, and paid up in full, in accordance with the Equity Subscription Agreement, such Equity Contributions so as to ensure that, in respect of the drawdown on the facilities requested in the Drawdown Request, the aggregate of all advances requested shall be no greater than 1.5 times the aggregate of all Equity Contributions subscribed for and paid up in full by all the Shareholders.

	Mezzanine Facility R’000	Senior term loan R’000	Subordinated term loan R’000	Total R’000

Facility available	300 000	3 100 000	1 000 000	4 400 000
Amount drawn	(220 023)	(2 273 568)	(733 409)	(3 227 000)

Facility available	79 977	826 432	266 591	1 173 000

Interest on loan	18 495	228 282	81 292	328 069

Borrowings

The Directors do not have any borrowing powers except for temporary overdrafts. The shareholders, through the Board, issue specific approvals for the Directors to borrow funds on behalf of the Group.

The draw downs on the shareholders funding as at 31 March 2010 are as follows:

	Sanctioned R’000	Drawn R’000	Available facility R’000

Sepco Communication (Pty) Ltd	1 496 000	1 173 000	323 000
VSNL SNOSPV Pte Ltd	792 000	690 000	102 000
Nexus Connexion (Pty) Ltd	557 333	437 000	120 333
Tata Africa Holdings (SA) (Pty) Ltd	88 000	-	88 000

Total	2 933 333	2 300 000	633 333

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010 R’000	2009 R’000	2008 R’000

30.	DIRECTORS’ EMOLUMENTS

Executive director’s emoluments
	Mr Ajay Pandey	4 457	3 129	2 681

31.	RELATED PARTY DISCLOSURES

Details of material transactions and balances with related parties were as follows:

Related party balances

Amounts included in share
capital and share premium

Sepco Communications (Pty) Ltd	293 250	176 715
- VSNL SNOSPV Pte Ltd	126 567	76 271
- Tata Africa Holdings (SA) (Pty) Ltd	22 991	13 854
- Communitel Telecommunications (Pty) Ltd	71 846	43 295
- Two Telecom Consortium (Pty) Ltd	71 846	43 295

Transpoint Properties (Pty) Ltd*	–	103 950
VSNL SNOSPV Pte Ltd *	155 250	–
Tata Africa Holdings (SA) (Pty) Ltd *	17 250	–
Nexus Connexion (Pty) Ltd	109 250	65 835

(* - The shareholding was sold between these related parties)

Amounts included in loans from shareholders and related parties

Sepco Communications (Pty) Ltd	1 038 573	612 112
- VSNL SNOSPV Pte Ltd	448 326	264 188
- Tata Africa Holdings (SA) (Pty) Ltd	81 443	47 990
- Communitel Telecommunications (Pty) Ltd	254 527	149 967
- Two Telecom Consortium (Pty) Ltd	254 277	149 967

VSNL SNOSPV Pte Ltd	549 510	531 474
Tata Africa Holdings (SA) (Pty) Ltd	61 057	–
Nexus Connexion (Pty) Ltd	387 098	228 214
Eskom Enterprises (Pty) Ltd	–	1 065

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010 R’000	2009 R’000

31.	RELATED PARTY DISCLOSURES (continued)

	Amounts included in ‘Trade and other Payables’ and ‘Accruals’

	Tata Communications Ltd	34 148	–
	Tata Communications (UK) Ltd	141 663	38 145
	Tata Consultancy Services (Pty) Ltd	15 220	–
	Tata Bermuda (Pte) Ltd	58 125	–
	Telecom Namibia Ltd	138	9
	Neotel Business Support Services (Pty) Ltd	–	–
	Nexus/Nextube JVs	319	–
	Stallion Security (Pty) Ltd	237	–
	EMG Consultants (Pty) Ltd	908	–
	arivia.Kom Ltd	137	–
	Sonke Computer Services Africa (Pty) Ltd	1 539	–
	Burlington Strategy Advisors (Pty) Ltd	125	–

	Amounts included in ‘Trade and other receivables’

	Tata Communications (UK) Ltd	125 927	48 647
	Eskom Enterprises (Pty) Ltd	–	1 540
	Transnet Ltd	–	33 151
	Tata Africa Holdings (SA) (Pty) Ltd	(48)	16
	Neotel Business Support Services (Pty) Ltd	–	–
	Tata Communications Ltd	4 755	23 400
	Tata Steel (KZN) (Pty) Ltd	50	–
	Telecom Namibia Ltd	7 279	–
	Sonke Computer Services Africa (Pty) Ltd	143	–
	Tata Communications (US) Inc.	531	–
	Tata Communications (Americas) Inc	831	–
	Tata Communications (Canada) LLC	11 978	–
	Tata Communications Transformation	1 604	–
	arivia.Kom Ltd	–	748

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010 R’000	2009 R’000	2008 R’000

31.	RELATED PARTY DISCLOSURES (continued)

	Related party transactions

	Revenue

	Tata Communications (UK) Ltd	90 577	20 257	10 517
	Transnet Ltd	–	256 734	20 658
	Tata Africa Holdings (SA) (Pty) Ltd	69	46	182
	Tata Consultancy Services (Pty) Ltd	740	597	103
	Tata Communications Ltd	4 689	44 274	–
	Tata Steel (KZN) (Pty) Ltd	277	–	–
	Eskom Ltd	–	1 461	–
	Telecom Namibia Ltd	1 277	–	–
	Sonke Computer Services Africa (Pty) Ltd	155	–	–
	Tata Communications (US) Inc.	531	–	–
	Tata Communications (Americas) Inc	831	–	–
	Tata Communications (Canada) LLC	2 756	–	–
	Good Hope Palace Hotels (Pty) Ltd	237	–	–

	Costs charged by related parties are as follows:

	Outsourced and consulting services

	Tata Consultancy Services (Pty) Ltd
	- OSS/BSS costs	74 406	22 791	10 605
	Tata Communications Ltd
	- OSS/BSS costs	–	50 525	4 928
	- Technical Services Agreement costs	24 499	17 621	19 778
	- Reimbursement of out of pocket costs	–	–	511
	Nexus/Nextube JVs
	- Technical Services Agreement costs	4 437	–	–
	Burlington Strategy Advisors (Pty) Ltd
	- Consulting fee	2 308	–	–
	Sonke Computer Services Africa (Pty) Ltd
	- Consulting fee	24 435	–	–
	Transnet Ltd	–	–	148

	Payments to other operators
	Tata Communication (UK) Ltd	96 820	44 803	40 823
	Transnet Ltd	–	5 059	–
	Telecom Namibia	970	628	–

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010 R’000	2009 R’000	2008 R’000

31.	RELATED PARTY DISCLOSURES (continued)

	Costs charged by related parties are as follows:

	Security costs
	Stallion Security Services (Pty) Ltd	1 399	–	–
	Eskom Enterprises (Pty) Ltd	–	–	129

	Rentals

	Transnet Ltd	–	1 309	2 827
	Eskom Enterprises (Pty) Ltd	–	1 141	563

	Vehicle hire
	Tata Communications Ltd	8	–	–
	Tata Africa Holdings (SA) (Pty) Ltd	–	–	394
	Transnet Ltd	–	–	33

	Telephone costs
	Transnet Ltd	–	2 388	279
	Eskom Enterprises (Pty) Ltd	–	–	880

	Maintenance Charges
	Transnet Ltd	–	2 484	2 480
	Nexus/Nextube JVs	19 380	–	–
	Sonke Computer Services Africa (Pty) Ltd	50 598	–	–

	Electronic data costs
	Eskom Enterprises (Pty) Ltd	–	534	–

	Energy costs
	Eskom Enterprises (Pty) Ltd	–	1	–
	Transnet Ltd	–	1	–

	Parking costs
	Transnet Ltd	–	48	–

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

		2010 R’000	2009 R’000	2008 R’000

31.	RELATED PARTY DISCLOSURES (continued)

Operating leases
	Transnet Ltd	–	6 609	–

Personnel costs
	Transnet Ltd	–	6	–

Interest charges
	Sepco Communications (Pty) Ltd	82 211	59 417	16 262
	- VSNL SNOSPV Pte Ltd	35 501	25 645	7 024
	- Tata Africa Holdings (SA) (Pty) Ltd	6 448	4 658	1 276
	- Communitel Telecommunications (Pty) Ltd	20 157	14 557	3 981
	- Two Telecom Consortium (Pty) Ltd	20 105	14 557	3 981

	Transpoint Properties (Pty) Ltd	–	34 602	9 554
	VSNL SNOSPV Pte Ltd	48 362	–	–
	Nexus Connexion (Pty) Ltd	30 634	22 391	6 083

32.	COMPENSATION OF KEY MANAGEMENT PERSONNEL

	Short term benefits	93 088	57 659	12 086

33.	GOING CONCERN

The Directors have reviewed the Company’s cash flow statement for the forthcoming year to 31 March 2011 and, in light of this review and the current financial position, they are satisfied that the Company has access to adequate resources to continue in operational existence for the foreseeable future. The going concern assumption is supported by

●	Undrawn committed funding facilities of R1 806 billion
●	Shareholder profile and specifically Tata Communications Limited & Tata Africa Holdings SA (Pty) Limited together owns 56% of the company
●	The ability to manage the cash outflows on the capital intensive infrastructure project
●
Agreement by all shareholders to fulfill their obligations in respect of the injection of the new equity equivalent to the shortfall of the targeted EBITDA as defined in the lenders agreement stipulated in the financing arrangement to effect the required “cure” to the initial EBITDA breach (Refer to Note 34).

NEOTEL (PROPRIETARY) LIMITED
NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)
For the year ended 31 March 2010

34.	STATUS OF FUNDING

34.1
Under the LFCTA, Neotel is obliged to meet financial covenants quarterly. The EBITDA breach of 31 March 2010 quarter has been cured by way of induction of new equity and the shareholders have committed to meeting the expected cure for the 30 June 2010 EBITDA breach. To this end the call for new equity has been made.

34.2
Lenders in response to Neotel’s request have agreed to consider waiving the 31 March 2010 breach provided that they are satisfied with the outcome of the review of the business plan, strategy, and overall performance, currently underway.

34.3
Neotel and the lenders have agreed to revisit the LFCTA and the process is currently underway and expected to be completed by 31 December 2010. Furthermore, the shareholders and lenders are discussing ways to meet the funding shortfall as envisaged in the revised business plan and to remedy the September 2010 breach.

34.4	The review is currently underway and is expected to be completed by 31 December 2010.

35.	POST BALANCE SHEET EVENTS

The Directors are not aware of any material events not otherwise dealt with in the annual financial statements that would affect the operations of the Group significantly, other than:

●	The acquisition of a 20% investment in Number Portability Company (Proprietary) Limited for an amount of R9 million;
●	The intention to purchase the Midrand property subject to successful raising of funding and requisite approvals; and
●	The intention to dispose of the satellite business, subject to conclusion of several conditions precedent in the agreement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to the Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F on its behalf.

November 9, 2010

TATA COMMUNICATIONS LIMITED,

By:	/s/ Narasimhan Srinath
Name: Narasimhan Srinath
Title: Managing Director and CEO

By:	/s/ Sanjay Baweja
Name: Sanjay Baweja
Title: Chief Financial Officer

ITEM 19.  EXHIBITS

The exhibits contained in the Form 20-F are hereby amended solely in order to replace Exhibits 12.1, 12.2 and 13.1 with revised Exhibits 12.1, 12.2 and 13.1 filed herewith.

Exhibit Number	Description

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.