Form 20-F
period 2011-03-31
TATA COMMUNICATIONS LTD
filed 2011-10-14
CIK 1116134

As filed with the Securities and Exchange Commission on October 14, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2011

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
Equity Shares, par value 10 per share**

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

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Form 20-F, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “Dollars” or “US Dollars” are to the legal currency of the United States and references to “ ” or “Rupees” or “Indian Rupees” are to the legal currency of India.

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

Teleglobe and the Teleglobe logos are registered trademarks of Tata Communications (Bermuda) Limited in the United States and/or other countries. All rights are reserved. Tata and Tata Communications are registered trademarks of Tata Sons Limited used under license by Tata Communications Limited and its subsidiaries worldwide. This Form 20-F refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

All conversion from Indian rupees to US Dollars are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for custom purposes which was 44.54 per $1.00 on March 31, 2011. Unless otherwise specified herein, financial information has been converted into US Dollars at this rate. For more information regarding rates of exchange between Indian Rupees and US Dollars, see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

(CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

This Form 20-F contains “forward-looking statements” (as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information that is based on our management’s current expectations, assumptions, estimates and projections about our Company and our industry and information currently available to us. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases and reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described in this document.

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

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2009, 2010 and 2011 and the selected balance sheet data as of March 31, 2010 and 2011 are derived from financial statements audited by Deloitte Haskins & Sells, an independent registered public accounting firm included in this Form 20-F.

Our selected income statement data for the fiscal years ended March 31, 2007 and 2008 and our selected balance sheet data as of March 31, 2007, 2008 and 2009 are derived from our audited financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2011 has been translated into US Dollars for your convenience.

Fiscal Year ended March 31,

	2007	2008	2009	2010	2011	2011
Income Statement Data	(Millions of ) (1)					(Millions of US $)
Operating revenue
Revenues from telecommunication services	85,977	82,331	97,295	106,080	113,840		2,556
Cost of revenues:
Network and transmission costs	51,445	46,717	51,201	61,452	67,213		1,509
License fees	1,087	848	863	794	664		15

Total cost of revenues	52,532	47,565	52,064	62,246	67,877		1,524
Other operating costs:
Depreciation and amortization	6,966	7,358	10,180	14,074	13,980		314
Other operating costs	23,037	27,200	30,394	31,323	32,347		726

Operating income/(loss)	3,442	208	4,657	(1,563)	(364)		(8)
Non-operating income/(expense), net:
Gain on sale of investments	17	145	4,289	347	138		3
Interest income from income tax refunds	63	167	—	2,183	40		1
Interest income from banks and others	63	100	491	673	762		17
Interest expense	(1,380)	(1,469)	(2,732)	(4,188)	(4,088)		(92)
Other non-operating income, net	2,317	1,767	971	1,165	1,831		41

Total non-operating income/(expense), net	1,080	710	3,019	180	(1,317)		(30)

Income / (loss) before income tax	4,522	918	7,676	(1,383)	(1,681)		(38)
Income tax (expense) / benefit	(2,807)	(1,280)	(2,430)	969	(765)		(17)
Dividend tax	(180)	(218)	(218)	(218)	—		—
Equity in net loss of equity method investees	(96)	(393)	(1,120)	(3,192)	(5,636)		(127)

Net Income/(loss)	1,439	(973)	3,908	(3,824)	(8,082)		(182)
Net income attributable to non-controlling interest	—	(1)	(22)	(12)	(13)		—

Net income / (loss) attributable to Tata Communications Limited	1,439	(974)	3,886	(3,836)	(8,095)		(182)
Basic earnings/(loss) per equity share	5.05	(3.42)	13.64	(13.46)	(28.40)	US$	(0.64)
Weighted average number of shares outstanding(2)	285	285	285	285	285		285
Basic earnings/(loss) per ADS (where each ADS represents two shares)	10.10	(6.84)	27.28	(26.92)	(56.80)	US$	(1.28)
Dividends per share	4.50	4.50	4.50	4.50	—		—
Other financial data
Net cash provided by operating activities	6,192	10,401	14,724	14,413	11,678		262
Net cash used in investing activities	(12,074)	(16,674)	(35,116)	(21,604)	(15,024)		(337)
Dividends	(1,283)	(1,283)	(1,283)	(1,283)	—		—
Net cash (used in)/provided by financing activities	3,806	6,738	22,548	4,186	7,847		176

(1)	Except per share data.
(2)	In millions.

As at March 31,

Balance Sheet Data	2007	2008	2009	2010	2011	2011
	(Millions of )					(Millions of US $)
Total assets	119,522	136,323	192,333	186,758	183,743	4,126
Total debt	24,082	30,420	60,229	61,596	68,827	1,545
Accounts payable	18,152	22,245	34,063	30,123	24,758	556
Accrued expenses and other liabilities	24,980	32,841	45,524	47,720	50,979	1,145
Total liabilities	67,214	85,506	139,816	139,439	144,564	3,246
Total shareholders’ equity of the Company	52,308	50,785	52,467	47,261	39,111	878
Total liabilities and shareholders’ equity	119,522	136,323	192,333	186,758	183,743	4,126

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the US Dollar will affect the US Dollar equivalent of the Indian Rupee price of the Company’s equity shares (“Shares”) on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depositary Shares (“ADS”) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the US Dollar conversion by the Depository of any cash dividends paid in Indian Rupees on the Shares represented by the ADS.

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

Fiscal Year Ended March 31,	Period
	End	Average	High	Low
	( )
2011	44.54	45.46	47.49	43.90
2010	44.95	47.18	50.48	44.94
2009	50.87	46.32	51.96	39.73
2008	40.02	40.00	43.05	38.48
2007	43.10	45.06	46.83	42.78

The following table sets forth the high and low exchange rates for the previous six months and is based on the foreign exchange rates certified by Federal Reserve Bank of New York on each business day during the period:

Month	High	Low
	( )
April 2011	44.51	44.00
May 2011	45.33	44.27
June 2011	45.00	44.59
July 2011	44.62	44.03
August 2011	46.15	44.06
September 2011	49.47	45.66

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption “Forward-Looking Statements” you should carefully read the matters set forth below. The Company believes that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control, and therefore, also to predict an outcome.

You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business.

Reductions in prices for communications services in India and worldwide have had and are expected to continue to have an adverse effect on our results of operations and financial condition.

Telecommunications tariffs in India have declined significantly in recent years as a result of increased competition. Average international call tariffs have declined from approximately 48 (US$1.08) per minute in 2002 to approximately  5 (US$0.11) per minute in 2010. The pricing war among service providers in India was carried over to the international calling market with carriers dropping call prices to international markets to as low as 1 (US$0.02) per minute in 2011. Market pricing for international long distance telecommunications services continues to see annual declines between 5% and 10%. We expect that the prices for our communications services in India and worldwide will continue to decrease:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as our traffic volumes increase because many of our customer agreements provide for volume-based pricing or contain other provisions for decreases in prices;

•	as a result of technological advances; and

•	as a result of synergies realized through strategic acquisitions by us and our competitors.

Even though the decline in tariffs has resulted in traffic volume growth, they have, and are expected to continue to, materially and adversely affect our revenues. Revenues from our international long distance business and related products (which constituted 53.83% and 53.86% of our total revenue in fiscal 2011 and fiscal 2010, respectively) increased to 61,282 million (US$1,376 million) in fiscal 2011 from 57,131 million in fiscal 2010.

Intensifying competition in the Indian telecommunications sector may continue to adversely affect our business.

We have faced a number of new competitors to our international long distance (“ILD”) business, particularly since the Government of India (“GoI”) relaxed the licensing conditions and reduced the entry fees for ILD and national long distance (“NLD”) services in January 2006 (from 250 million and 1 billion, respectively, to 25 million and 25 million, respectively).

There are also an increasing number of players offering various forms of data products, a business in which we have historically been a market leader.

As a result of a recall of the Carrier Access Code(CAC) and Carrier Pre-selection(CPS) implementation in India by the Telecom Regulatory Authority of India (TRAI), many of our end customers do not have the right to choose to use our services, even if we offer the most competitive rates and best quality.

Until 2002, we had a monopoly on the provision of ILD services, and, until 2004, we were the exclusive provider of ILD services for Bharat Sanchar Nigam Limited (“BSNL”) and Mahanagar Telephone Nigam Limited (“MTNL”), but since then we have had to compete for business from the access providers in the open market. Currently, access providers (including competitors such as BSNL, MTNL, Bharti, Vodafone and Reliance), which own or control the access telephone networks in India (through which all international calls that we carry that either originate or terminate in India must pass) may choose not to use our ILD or NLD services.

A customer choice regime that was expected to be completed by December 2003 was not implemented due to technical and other reasons. In an order in 2009, the TRAI recalled the directive requiring all service providers to implement CAC/CPS; instead the TRAI recommended the use of calling cards as the customer choice mechanism, which the DoT has accepted. Now long distance operators can sell directly to end-customers calling cards for domestic and ILD services. However, there is still uncertainty around the interconnection terms and conditions. In February 2011, TRAI said that it would come out with new interconnection usage charges payable by one operator to another.

We must continue to increase the volume of voice, internet, data and video transmissions on our network both in India and worldwide in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network, particularly since certain elements of our costs (such as repair and maintenance costs) are fixed.

Illegal international telephony operators have adversely affected our call volumes.

Illegal operators in India offer cheaper services since they do not pay license fees, taxes or Interconnection Usage Charges (“IUC”) or any other regulatory fees. These illegal operators have captured a part of the incoming ILD traffic into India.

Telecommunications carriers that we do business with could suffer from decreasing margins and financial distress, which may negatively impact our business.

Several telecommunications carriers that we do business with, have in the recent past, suffered from reduced profit margins and other significant financial pressures. Some of these companies have been acquired and are undergoing restructurings of their businesses. There is no assurance that we will continue to derive business from these carriers. Further, if any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us.

Our mobile global roaming business may be adversely affected by changing technologies.

Our wireless mobile global roaming business provides roaming services for Global Systems for Mobile (“GSM”), Integrated Dispatch Enhanced Network (“iDEN”), Universal Mobile Telecommunications System (“UMTS”, “3G”) and Enhanced Specialized Mobile Radio (“ESMR”) networks around the world. With increasing pressure on roaming margins, regulatory caps on inter-operator tariffs (IOTs) in some geographies and increased competition, we expect strong price pressure in our international signaling transport and conversion businesses. Though this price erosion will be partially offset by the continued volume growth in emerging markets, a shift towards more sophisticated signaling and roaming outsourcing solutions targeted at Tier-1 mobile operators and groups will be an imperative to sustain revenues and margins. We are also engaging new segments like hub providers and Application-to-Person (A2P) service providers as both customers and channel partners to drive additional revenue growth.

The advent of next generation Long Term Evolution (LTE) standards also presents new opportunities for signaling and roaming connectivity and interoperability. We have already embarked on network modernization to collaborate with early-adopters on LTE/DIAMETER signaling interconnectivity and service enablement.

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

Failure to complete development, testing and the introduction of new services, including managed services, could affect our ability to compete in the industry.

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

In addition, natural information technology system failures (hardware or software), human error or computer viruses may affect the quality of our services and cause temporary service interruptions. More rarely, software problems are hidden in vendors equipment, undetectable through regular commissioning testing, but appear when specific traffic loading conditions are reached on the network which can severely impact several pieces of equipment simultaneously. These types of events could result in customer dissatisfaction and reduced traffic and revenues.

Our growth may depend upon our successful integration of acquired businesses.

We have made significant acquisitions in recent years and will continue to explore the possibility of future acquisitions as our business needs require. The integration of acquired businesses involves a number of risks, including:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	regulatory restrictions imposing a constraint on optimal designs for integration of Operations Support Systems—Business Support Systems (“OSS-BSS Systems”);

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations; and

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

We have entered into a number of significant contracts with certain of our Global Voice Solutions and Global Data and Management Services customers. Failure to meet our commitments under these contracts could result in financial losses and damage our reputation. Our five largest customers collectively accounted for 18% of our revenues in fiscal 2011 and if, due to any reason, we lose any of our major customers or they terminate the agreement entered into with our Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

Our profitability may be adversely affected if certain revenue share disputes are decided against our Company.

We are required to pay a certain percentage of our adjusted gross revenue (“AGR”) to the telecom licensor in India under the terms of our license. We are involved with the licensor in a dispute resolution process under Indian telecom regulations about the definition of AGR. If the matters in dispute are decided against us, we will be required to pay a substantially higher amount that we presently do under the license. See “Item 4-License Fees and Tariffs”.

If certain tax claims made by the Indian tax authorities against us are upheld, our financial condition would be adversely impacted.

Over past fiscal years, the Company has made certain tax holiday and expense claims based on our understanding of the tax laws as reinforced by legal precedent and legal advice received from external tax counsel. The Indian Tax Authority has not accepted our claims and in a few instances has levied penalties against the Company. We have challenged the position taken by the Indian Tax Authority, which are at various stages of adjudication. If all of these disputes are decided against us, it could have an adverse financial implication of 27,083 million. For significant disputes see “Item 8-Legal Proceedings”.

We may not receive additional compensation from the GoI for the early termination of our monopoly on international telephony services.

On April 1, 2002, the GoI allowed private operators to start offering ILD services, thereby terminating our monopoly on offering such services two years ahead of schedule. The GoI compensated us with a package of benefits. The GoI had given an assurance prior to the termination of our monopoly that it would consider additional compensation if it found this necessary following a detailed review. However, prior to the termination of our monopoly, the GoI announced that it viewed the package of benefits that it gave to us as the full and final settlement of all claims arising out of the early termination of our ILD monopoly. We have been pursuing the GoI to consider providing us with additional compensation and in 2005 the Company filed a suit for additional compensation in the Hon’ble Bombay High Court. On July 7, 2010, the Hon’ble Bombay High Court ruled that it did not have jurisdiction to entertain this suit in view of the provisions of the Telecom Regulatory Authority of India Act, 1997. The Company filed an appeal in the Hon’ble Bombay High Court in October 2010. There can be no assurance that our claim will be successful or that we will receive any additional compensation from the GoI, or if we do receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the GoI, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

We must obtain telecommunications licenses from the Department of Telecommunications (“DoT”) to provide some of our services. The DoT retains the right to modify the terms and conditions of our licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any, could have a material adverse effect on our business and prospects. The DoT is empowered to revoke a license granted by it for any breach of the license conditions.

In May 2011, the DoT notified the Company that it amended one of the conditions to the Company’s license to make it the responsibility of the Company to maintain security of networks and equipment. If the Company breached this newly amended condition, it could be liable for a maximum penalty of 500 million, and could be subject to criminal charges. Preparing for compliance with this amended condition could result in delays in creating capacity in our networks and in providing of services to customers, which could adversely affect the revenues and profitability of the Company.

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

We have incurred debt, which to a certain extent could restrict our growth, place us at a competitive disadvantage and adversely affect our cash flow and financial condition.

We incurred additional debt in fiscal 2011 primarily to finance our capital expenditures and investments. As of March 31, 2011, the outstanding principal amount of our indebtedness was 68,827 million (US$1,545 million) as opposed to 61,596 million as on March 31, 2010. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs.

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

A termination of relationships with key suppliers could cause delays and costs.

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

Similarly, vendors bringing equipment to end-of-life status and cutting support on such equipment without proper notification can cause risks to our network. Changes in a large network can take more time than the notification time given. The same can be caused by vendors going out of business or being bought with the new owner not supporting all types of equipment from the acquired company.

If our vendors fail to obtain the approval of the Telecom Engineering Center (“TEC”) for the switching equipment that they provide to us, the growth of our interconnection capacities with domestic voice carriers may be limited.

In India, we are required to install “TEC” type approved switching equipment in the network for interconnection with domestic voice operators. Vendors are required to obtain approval from the TEC of the switching equipment and then regularly renew. Failure to renew the approval by a vendor in a timely manner could restrict us from further augmenting the interconnection capacities with domestic voice carriers. This could lead to reduced service quality to our customers, customer dissatisfaction and hence reduced traffic and revenues.

Our dependence on third party Passive Infrastructure Providers for the collocation of wireless equipment might impact service levels and cause additional costs.

We are dependent on third party passive infrastructure providers for collocating our wireless equipment. Any inability of the passive infrastructure providers to comply with service level agreements (SLAs) that provide for site access and uptime might adversely affect our service levels to our customers. We might be unable to obtain suitable alternative arrangements quickly and consequently could experience significant delays and additional costs.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may expose us to liquidity and execution risks.

We have made substantial additional investments in new telecommunications projects, including in connection with technology upgrades and our continuing geographic expansion. We spent approximately 15,366 million (US$ 345 million) on capital expenditures in fiscal 2011 and we expect our capital expenditures in fiscal 2012 to be approximately 25,611 million (US$ 575 million). Our capital expenditures may increase in the future because of cost overruns or delays in our projects or as we strive to offer new services, improve our capabilities and remain competitive. Uncertainty in the international financial markets, may adversely affect our ability to obtain capital when needed or on terms that are attractive. Though there is less uncertainty in the international financial markets, market sentiments have not reverted to pre-crisis levels. Even if we are able to make all of our planned capital expenditures, telecommunications technology evolves rapidly so there can be no assurance that any of our investments in new technology will have a positive impact on our financial results.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (“SEBI”) rules and regulations and Indian stock exchange listing regulations are creating uncertainty for companies like ours because they sometimes lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

The growth of telecommunications traffic is related to general economic growth and slowdowns in the economy could result in slower growth rates in telecommunications traffic. Economic slowdowns in India and the U.S. pose the greatest risk for us because approximately 27.07% and 15.72% of our operating revenues were from India and the United States, respectively, during fiscal 2011. Commencing in 2007 and continuing into 2011, the U.S. securities markets have experienced significant deterioration and volatility and the liquidity of U.S. credit markets have substantially tightened, which has had negative repercussions on the global economy. These developments could continue to present risks for an extended period of time for us, including a potential slowdown in our sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect our revenues as well, because the IT sector is a major contributor to our telephony and leased channel revenues.

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

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, the price of our ADSs in the United States, as well as the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depository under the Depository Agreement will be impacted. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of the Shares in India.

Fluctuations in the exchange rates affect the respective functional currency amount of foreign currency settlements received by the Company from and paid by the Company to foreign telecommunication administrations, other service providers, and payments to vendors for imported equipment and technology and on account of foreign currency borrowings.

You may not be able to enforce a judgment of a foreign court against us.

We are organized under the laws of India. All of the Company’s directors and many of its officers are Indian nationals and all or a significant portion of the assets of all of the directors and officers and a substantial portion of our assets are located in India. As a result, it may be difficult for investors to effect service of process on us or such directors or officers outside India or to enforce judgments against them obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws.

Dealings with telecommunication service providers in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us.

The United States, and from time to time other countries have laws that may prohibit or restrict their citizens from engaging in certain business activities in certain countries, or that otherwise impose economic sanctions on such countries. International bodies such as the United Nations may also impose sanctions on certain countries from time to time. The United States currently has laws that prohibit or restrict its citizens from doing business in North Korea, Cuba, Iran, the Sudan and Syria.

As a major provider of international telecommunications services to customers in India, the Company enters into interconnection agreements with communications providers around the world including agreements with providers located in certain of such countries to facilitate the carrying of telecommunications traffic to and from such countries, and we may do so in the future.

We are substantially owned by some of the Tata group companies and the GoI who have significant rights in relation to the election of our board of directors and may have interests which conflict with those of our other shareholders, including holders of the ADSs.

As of March 31, 2011, 50.03% of our outstanding equity was held by Panatone Finvest Limited and other Tata group companies, and 26.12% was held by the GoI. Panatone Finvest Limited, certain other Tata group companies and the GoI are parties to a Shareholders’ Agreement (the “SHA”) pursuant to which they have agreed on certain matters with respect to our governance and operation, including the composition and election of our board of directors. As a result of their equity holdings and the SHA, Panatone Finvest Limited and the GoI together control all matters submitted to shareholders, including the election of directors. They also have significant control over the matters that come up for consideration at the meetings of our board of directors. There can be no assurance that the interests of Panatone Finvest Limited and the GoI will not differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the GoI of our shares may adversely affect our share price.

As of March 31, 2011, the GoI’s stake in our Company was 26.12%. If or when the GoI decides to reduce its stake in our Company, the manner in which the GoI decides to reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the price of the Shares.

We may face potential conflicts of interest relating to our principal shareholder.

Our principal shareholder is part of the Tata group of companies which has diverse business activities and interests. The Tata group or their affiliates could engage in activities, or seek opportunities, that are or could be in competition with our activities or interests. In particular, the Tata group has interests in other companies in the telecommunications sector, such as Tata Teleservices Limited.

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

Under the terms of the SHA, Panatone Finvest Limited agreed to cause us to demerge certain land that we own but were not actively using into a separate company. No time period was specified in the agreement for such demerger. We, Panatone Finvest Limited and the GoI are currently discussing various options in connection with the demerger. Until such time as the demerger takes place, the lands are under our possession and upkeep. We cannot predict if the demerger will take place or the extent to which expenditure that we might have to incur for the security, upkeep and maintenance of the surplus land will continue. Further, we may have to bear significant costs, including taxes and duties, relating to the demerger, and we cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on our financial condition.

Holders of ADSs have no voting rights.

Investors in ADSs have no voting rights, unlike holders of Shares. It is contemplated that the Bank of New York Mellon, as depository for the ADSs (the “Depository”) will exercise its right to vote the Shares represented by ADSs as directed by our board of directors. Investors may withdraw the Shares underlying the ADSs and seek to vote the Shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for the ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (representing 21% of the issued and outstanding Shares) as of March 31, 2002 to approximately 19.94 million (representing 7.00% of the issued and outstanding Shares) as of March 31, 2011. This may affect the liquidity of the market for the ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Shares to trade at a discount or premium relative to the market price of the ADSs.

Although the GoI permits two-way fungibility of ADSs, this is still subject to sectoral caps under regulations governing foreign direct investment (“FDI”) in India, compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993, periodic guidelines issued by the GoI and registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause the Shares to trade at a discount or premium to the ADSs.

An investor in the ADSs may not be able to exercise preemptive rights for additional Shares and may thereby suffer dilution of his or her equity interest in us.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentage prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to prepare and file such a registration statement and our decision on whether to do so will depend on the costs and potential benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depository, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, that the Depository would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the shares represented by their ADSs, their proportional interests in us would be reduced.

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

The Company is dependent on its promoter shareholders i.e. the Panatone Finvest Limited and the Government of India, agreeing to the proposals for raising non-debt funds such as subscription to the new shares or monetization of certain assets. This dependency arises in view of the provisions of the Share Purchase Agreement (“SPA”) among Panatone Finvest Limited, the Government of India and the Company and the provisions of the Articles of Association of the Company. If the promoter shareholders do not agree to such proposals for any reason, the Company may not be able to implement its capital expenditure plans efficiently and, as a result, its operations and profitability may be adversely affected.

Currency and exchange rate fluctuations could adversely affect our results of operations.

The functional currency of Tata Communications Limited and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries and VSNL SNOSPV Pte Ltd. is the United States Dollar and that of all other subsidiaries is the currency in the country of incorporation. We incur network and other expenses and sell our products/services in various countries outside India. Moreover, we have outstanding foreign currency denominated debt and credit facilities in a few jurisdictions. Hence, we are sensitive to fluctuations in foreign currency exchange rates. Adverse changes in exchange rates may have a material adverse effect on our revenues, other income and cost of services sold, gross margin and net income, and hence may have an impact on our business, operating results and financial condition.

Also we expect that a majority of our transactions, both revenue and a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be in foreign currencies, including the U.S. dollar, the British Pound, the Euro and the Canadian dollar, for the foreseeable future. Therefore, we expect to continue to experience foreign exchange losses and gains on transactions denominated in foreign currencies in respect of our foreign currency assets and liabilities due to currency fluctuations in the future as well.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and payables and loans to Subsidiaries/Equity Method Investees denominated in foreign currencies. These derivative financial instruments may not be able to offset in full the foreign exchange losses, if any.

Additionally, our hedging activities may also result in losses due to volatility in foreign currency markets and the timing of hedging activity. These fluctuations may have an impact on our business, operating results and financial condition.

The uncertainty in the global financial markets primarily caused by fears of a debt crisis in Europe and the volatility of the U.S markets continue to have negative repercussions on the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and trickling into 2011, certain adverse financial developments have impacted the European, U.S. and global financial markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets; volatility and tightening of liquidity in credit markets and the fear of debt defaults led by Greece. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers in the financial sector. Moreover, the potential debt crisis in Europe could adversely impact our business in the region.

The attempts of the global economy to come out of a slump may slow down further due to the factors mentioned above and as a result our profitability may be adversely impacted by an increase in bad debts.

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

Acquisitions and strategic alliances formed as part of our externalization strategy may be unsuccessful.

We seek acquisitions of complementary businesses, technology licensing arrangements, strategic alliances and collaborations to expand our product portfolio and geographical presence as part of our business strategy. Examples of such recent strategic acquisitions, arrangements, collaborations and alliances include:

•	launch of a Virtual Proxy (vProxy) managed security service in partnership with Zscaler

•	strategic sourcing agreement with Videotron to route 100% of Videotron’s international voice traffic through the Tata Communications network

•	acquisition of British Telecom’s Mosaic business to accelerate our Media and Entertainment capability

•

collaboration with BIX, Etisalat, Mobily, Nawras and Qtel to construct, operate and maintain the TGN-Gulf undersea cable system which will connect Mumbai with Bahrain, Oman, Qatar, Saudi Arabia and United Arab Emirates;

•	collaboration with Mobily to construct, operate and maintain a branch on the TGN-Eurasia undersea cable system to connect Saudi Arabia with Mumbai and Marseille, France;

•

Telepresence inter-connection agreements with British Telecom and Telefonica to enable inter-carrier Telepresence sessions between each company’s respective customers; launch of first public Telepresence suite in East Africa with Safaricom. Collaboration with Starwood Hotels, American Express Travel, Carlson Wagonlit Travel and Sabre to offer public Telepresence room services to corporate customers: and

•	acquisition of BitGravity Inc. with respect to development of CDN technology.

We may not complete these types of transactions or collaborative projects in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits of any acquisition, licensing arrangement or strategic alliance. Other companies may also compete with us for these opportunities. The success of such current and future arrangements is largely dependent on the technology and other intellectual property we acquire and the resources, efforts and skills of our partners. Disputes and difficulties in such relationships may arise, often due to conflicting priorities or conflicts of interest which may erode or eliminate the benefits of these alliances if, for example, the agreements are terminated; sufficient financial or other resources are not made available to the alliances; intellectual property is negatively impacted; obligations are not performed as expected; controls and commercial limitations are imposed on the marketing and promotion of products to be co-developed; or challenges in achieving the commercial success of the product are encountered during the development process. Also, under many of our strategic alliances, we make milestone payments well in advance of commissioning a cable system, with no assurance that we will ever recoup those payments. If these types of transactions are unsuccessful, this may have an adverse effect on our financial condition and results of operations.

In addition, integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as have a negative effect on our reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration of our credit rating, increased borrowing costs and interest expense.

Our increasing reliance on outsourced personnel to develop and maintain our internal IT infrastructure could, if not properly managed, result in a disruption of critical internal services and, as a result, adversely affect our operations

We are dependent on effective information technology (IT) systems. These systems support key business functions such as our R&D and billing capabilities, and are an important means of internal communication and communication with customers and suppliers. Any significant disruption of these IT systems or the failure of new IT systems to integrate with existing IT systems could materially and adversely affect our operations. We also have a number of outsourcing arrangements in respect of critical processes, services and the support of our IT infrastructure and our increasing dependency on these outsource providers could impact our ability to deliver on business targets and to maintain our compliance status and reputation. Risk associated with outsource providers is mitigated by our contracting approach which enables us to monitor closely any degradation in services and enact staged remedies.

The Company is engaged in continuous productivity initiatives aimed at making the Company more profitable and its operations more efficient. Failure of one or all of these initiatives or mismanagement of the same may have a material adverse effect on our operations and/or profitability.

We are implementing various productivity initiatives and restructuring programs, with the aim of enhancing the long-term efficiency of the business. However, the anticipated cost savings and other benefits are based on preliminary estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the communications industry or our operations, including new business developments, wage and price increases and other factors. If inappropriately managed the expected value of the initiative could be lost through low employee morale and hence productivity, increased absence levels and industrial action. Our failure to implement successfully these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation and engagement, talent management and recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could have a materially adverse effect on our financial condition, results of operations and reputation.

Our operations and/or profitability could be adversely affected by the increase in environmental legislation worldwide which may result in an increase in our cost of compliance.

We integrate core values of environmental protection into our business strategy to add value to the business, manage risk and enhance our reputation. We are subject to laws and regulations concerning the environment, safety matters and regulation of product safety in the countries where we sell our products and/or services or otherwise operate our business. These requirements include regulation of the handling, transportation, use and disposal of materials used in our business, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to (i) possible releases of hazardous substances (such as fuel from our storage tanks or acid from battery accumulators) into the environment which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater and (ii) possible damage due to the removal of certain decommissioned submarine fiber optic cables which could require remediation and/or rectification. Under certain laws, we may be required to remediate contamination at third party sites, or at certain of our properties regardless of whether the contamination was caused by us, or by previous occupants of the property.

An increasing amount of intangible assets, goodwill and other long lived assets on our books may lead to significant impairment charges in the future.

The amount of goodwill, IRU and other intangible assets on our consolidated balance sheet amounts to approximately 12% of the Company’s total assets. Although no significant impairments are currently anticipated, any future diminution in the enterprise value of the reporting business unit may lead to material impairment charges. We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill is subject to impairment review at least annually. Other long-lived assets are reviewed for impairment at least annually or when there is an indication that impairment may have occurred. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see “Item 5 Operating and Financial Review and Prospects—Critical Accounting Policies —Impairment of Long-Lived Assets and Valuation of Goodwill” and “Item 18 Financial Statements”

ITEM 4.	INFORMATION ON THE COMPANY

Tata Communications Limited, formerly known as Videsh Sanchar Nigam Limited (VSNL), is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 points of presence (“PoPs”), and nearly 1 million square feet of data center and collocation space worldwide. Incorporated in 1986, the Company has quickly become a significant global player in the highly competitive telecommunications industry. Over the past several years, the Company has restructured itself from a pure long distance service provider in India to one of the leading integrated communications solutions providers globally. The Company has transformed itself into a global player through a series of organic as well as inorganic growth strategies, while maintaining its focus on ILD voice services.

Today, the Company is one of the world’s largest providers of ILD voice services and operates one of the largest global submarine cable networks in the world. The Company’s customer base includes approximately 1,600 global carriers and service providers, 785 mobile operators, over 50,000 business customer relationships (enterprises and SMEs), 190,000 broadband and internet subscribers and 500 Wi-Fi public hotspots. The Company’s global transmission network of over 210,000 route kilometers and its IP core with over 400 points of presence, enable a range of services that include traditional TDM voice, VoIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centers, co-location, managed network, managed services, managed hosting, managed storage, mobile signaling and other IP-related services. Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

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

In February 2002, through a competitive bidding process, the Government of India selected Panatone Finvest Ltd., a Tata group company, as the Strategic Partner for the sale and purchase of 25% of the then outstanding voting capital of the Company from the Government of India. By virtue of this transaction, the Government of India’s holdings in the Company were reduced to 27.97% and the Company ceased to be a Government of India enterprise. Other Tata companies have since made open market purchases of the Company’s equity shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2011 was 50.03% and that of the Government of India was 26.12%.

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

In recent years, the Company has made a number of acquisitions. They include:

•

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator (Neotel). The Company through a wholly owned subsidiary, VSNL SNOSPV Pte Ltd, incorporated in Singapore acquired 43.16% of SEPCO Communications Pty. Ltd (SEPCO), a company incorporated in South Africa which in turn owns 51% in Neotel. Neotel launched services on August 31, 2006. In January 2009, the Company through the same wholly owned subsidiary in Singapore acquired an additional 27% stake directly in Neotel. The Company increased its effective holding in Neotel from 49% to 61.5% with effect from May 2011 through the same wholly owned subsidiary. Consequently, Neotel has become a subsidiary of the Company.

•

In May 2008, the Company, through one of its subsidiaries, Tata Communications (Netherlands) BV (“TCNLD”) entered into a CDN strategic alliance with BitGravity Inc. to establish a revenue share arrangement with BitGravity. BitGravity has built a next generation CDN technology for the broadcasting industry and large file download applications, which is optimized to deliver HD-quality video on demand, live broadcasts, gaming downloads and applications for the Internet. The Company has installed a CDN platform in Europe, Asia, India and North America (a total of 17 CDN nodes) which are owned and operated by the Company but equipped with BitGravity CDN technology. In August 2008, TCNLD invested $11.5 million in convertible debt issued by BitGravity Inc. On December 14, 2009, TCNLD acquired equity shares in BitGravity Inc. representing an equity interest of 22.86% for consideration of approximately $1.4 million. On September 19, 2010, TCNLD acquired another 22.86% of the outstanding equity shares of BitGravity Inc. for approximately $1.4 million. In February 2011, TCNLD bought out substantially all other shareholders in BitGravity for $5.82 million such that TCNLD now holds an equity interest of 99.999% in BitGravity and full management control.

•

On January 16, 2010, the Company through its United Kingdom (UK) subsidiary, Tata Communications (UK) Ltd., completed its purchase of the business and assets of the Cosmos business of British Telecommunications PLC (“BT Mosaic”) for cash consideration of $3.2 million. BT Mosaic offers an on-demand digital media management platform that manages content and workflow from production to distribution across collaborative market ecosystems, and provides equipment and professional services exclusively relating to these services.

During fiscal 2008, the Company changed its name from VSNL to Tata Communications Limited. In fiscal 2008, the Company also signed a Brand Equity and Business Promotion Agreement (the “BEBP Agreement”) with Tata Sons Limited, the owners of the intellectual property rights for the brand and corporate name “Tata”. On February 13, 2008, the Company launched its new identity and brand name worldwide, integrating the former VSNL, VSNL International, Teleglobe and CIPRIS brands. In February 2010, 33 subsidiaries of Tata Communications Limited entered into the BEBP Agreement with Tata Sons Limited. The Company and its various wholly-owned subsidiaries worldwide operate under the single unified brand name of “Tata Communications”.

Business Strategy

The Company’s vision is to deliver a new world of communications to advance the reach and leadership of its customers. Its strategy is to build leading-edge IP-leveraged solutions advanced by its unmatched global infrastructure and leadership position in India and other markets where it competes. To this end, the Company provides a differentiated choice to service provider, enterprise and SME customers. That differentiated choice offers a growing range of services utilizing Internet protocol and other leading edge technologies and world class managed service offerings in established, emerging and underserved markets.

Adapting Business Model to a Changing Environment

The ILD voice industry is in a major transition as voice traffic is shifting from traditional carriers (fixed-line operators) to emerging mobile, web telephony and ISP/broadband operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session. As the industry continues to consolidate, ILD voice traffic is expected to grow with a renewed focus on customer support and quality of service. The Company is therefore focused on developing solutions and technology to cater to new age communication requirements with continued automation of much of its transactional systems and processes to better support the wholesale business, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the coming years (mobile, web telephony, ISP/broadband operators).

In June 2009, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., entered into a major global voice strategic agreement with British Telecom Plc (BT). The five-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. In fiscal 2011, the Company signed a number of other strategic sourcing agreements with various operators such as Videotron, a cable operator and broadband service provider in Canada. Under this agreement, Videotron will route 100% of its international voice traffic through the Company’s network and Videotron will continue to be one of the Company’s key suppliers of telecommunication services in Canada.

Continuing Leadership in India

Currently, the Company has leading market shares in voice and data transmission in India. In ILD voice, the Company commands a 26% market share in the ILD Inbound business. In enterprise data services, the Company is a market leader with over 19% of the market and has won the Enterprise Data Service Provider of the Year award from a leading telecom and technology research firm.

The Company is now specifically addressing the needs of small and medium enterprises segment in India with solutions that give access agnostic internet services along with a variety of internet enabled content applications and managed services

Differentiated Enterprise Offerings

The Company intends to strengthen its position in network services and continuously develops and introduces new products and services catering to the needs of corporate customers, such as corporate Internet telephony, bandwidth-on-demand and hosted contact centers. Additionally, the Company offers new services such as Telepresence virtual meeting room, content delivery networks, cloud computing or Infrastructure as a Service (IaaS), managed hosting and storage, managed messaging, managed security and other managed products and services.

Growth in Managed Services

The Company has introduced a number of managed services as part of its offerings to enterprise customers on a global basis. Revenue from managed services has grown 32% in fiscal 2011 as against fiscal 2010. These services include:

•	IT Infrastructure Services

•	Colocation Services

•	Managed Hosting Services

•	Managed Storage Services

•	Infrastructure as a Service

•	Security Services

•	CPE-Based Services

•	Cloud-Based Services

•	Professional Services

•	Application Services

•	Collaboration Services

•	Conferencing and Messaging Services

•	Telepresence

•	Hosted Contact Center Services

The Company is one of the largest players in the data center business in India, with facilities in many of the major commercial centers. In September 2010 it announced the opening of its state-of-the-art Tata Communications Exchange (TCX) data center in Singapore, built to meet the growing IT outsourcing needs of enterprises in Asia Pacific. It will have a total potential of 66,000 sq. ft. of data center space and will provide increased capacity for both domestic and international firms, bringing cost and resource efficiencies as well as greater IT service availability and performance.

In October 2010, the Company announced the launch of InstaComputeTM and InstaOfficeTM in India to further its promise of bringing productivity enhancing services to its Enterprise customers. The launch marks the Company’s expansion in the cloud space to deliver self-service, pay-as-you-use IT application and data center infrastructure services, accessed through the Internet. In March 2011, InstaComputeTM was launched in Singapore, covering neighboring countries: Malaysia, Hong Kong, Thailand, Indonesia, Vietnam and the Philippines. It brings the scalable infrastructure on demand services to the region’s large and medium enterprises, the gaming industry, as well as global businesses with an Asia Pacific customer base.

Strategic overseas expansion, greenfield ventures and acquisitions

The Company believes that its leading Indian market position, growing service offerings and deployment of leading-edge technologies together give it competitive advantages in emerging and underserved markets. With our global legacy-free infrastructure and on-the-ground presence in key markets, the Company aims to leverage its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and small and medium enterprises.

The following is a breakdown of the Company’s revenues by geography:

	March 31,
For the fiscal years ended:	2009	2010	2011
	(In millions)
India	31,984	28,847	30,813	US$	692
United States of America	16,683	19,159	17,893		402
United Kingdom	6,791	11,637	13,167		296
Canada	3,976	4,274	5,849		131
Rest of the world	37,861	42,163	46,118		1,035

Total	97,295	106,080	113,840	US$	2,556

Africa

In 2008, the Company entered the South African market as a strategic partner to Neotel. The Company also holds IRU capacity on the privately owned SEACOM cable system, which will have landing sites in South Africa, Mozambique, Tanzania and Kenya in Africa, in Mumbai, India, and in Marseille, France. The Company, through its 100% owned subsidiary Tata Communications Transformation Services Limited, a leading provider of business transformation, telecom BPO and consultancy services, also manages the network administration, operations and maintenance functions of this SEACOM cable system. The Company is also actively pursuing partnerships in key African countries. In September 2009, the Company announced a partnership with AccessKenya to launch a Tier 1 Internet Point of Presence in Kenya and in May 2010 announced a partnership with Infinity Africa to expand the reach of its IP network further into East Africa and thus reinforce its commitment to emerging markets. In January 2011, the Company in partnership with Safaricom, a leading provider of converged communications solutions, launched East Africa’s first public Telepresence suite at the Serena Hotels in Kenya and Uganda. Connectivity and management of the Telepresence rooms will be led by Tata Communications, linking Kenya and Uganda to public and private rooms throughout Tata Communications’ network and partner networks. The network spans 32 locations across five continents.

Asia

On August 18, 2009, the Company announced the completed installation, testing and commissioning of the TGN-Intra Asia (TGN-IA) Cable System, a 6700 km Undersea Cable System connecting Singapore, Hong Kong, Tokyo, Vietnam and the Philippines. The Company also has network and commercial network partnerships in Thailand, Nepal, Philippines, South Korea, Vietnam, Singapore, Indonesia and Malaysia. In September 2010, the Company opened a 66,000 sq. ft data center in Singapore to provide increased capacity for both domestic and international firms. In March 2011, the Company launched its Infrastructure as a Service (IaaS) offering—InstaComputeTM in Singapore, covering neighboring countries: Malaysia, Hong Kong, Thailand, Indonesia, Vietnam and the Philippines. InstaComputeTM will bring scalable cloud computing services to the region’s large and medium enterprises, the gaming industry, as well as global businesses with an Asia Pacific customer base. Singapore’s Economic Development Board granted official International Headquarter Status to the Company in Singapore. The Company plans to increase its local Singapore workforce by 60% over the next four years and invest SGD $110 million per year over the next four years to focus on innovation and support its customers and the Singapore market. In April 2011, the Company inaugurated its second international gateway in Sri Lanka. Strengthening its seven year presence in the country, the new facility will further strengthen the reliability and stability of the Company’s services to operators and enterprise customers.

Middle East and North Africa

In the Middle East, the Company is a major investor in the SMW3 and SMW4 cable systems that serve the region and the landing partner for those systems in India. The Company is actively pursuing investment opportunities to expand the reach of its sub-sea cable infrastructure into the region. As part of its expansion in the Middle East, the Company, through a wholly owned subsidiary, is constructing a new TGN-Gulf cable system in partnership with several major telecommunications operators in the Middle East. Work began on the TGN Gulf cable during October 2009 and it is expected to be completed in the second half of 2011. The TGN Gulf cable system will act as a gateway to the TGN network connecting the region with reliable high speed bandwidth to all the key cities of the world. Furthermore, the Company has expanded its reach into the Middle East and North African enterprise market with strategic partnerships for network and managed services.

On March 2, 2009, the Company announced that it will begin offering enterprise network services in the United Arab Emirates (UAE) through a partnership agreement with Etisalat to extend its reach by offering Layer-2 Global Ethernet services into and out of the UAE. Furthermore, on June 8, 2009, the Company announced a strategic alliance with Qtel that will strengthen both companies’ network reach in the region and internationally. The Company also has other commercial network partnerships in Bahrain, Kuwait, Oman, Saudi Arabia, Egypt, Morocco and Turkey for the provision of telecommunication services. In March 2011, the Company introduced the True MidEast plan for its trueroots® customers across the US, UK and Canada. With the True MidEast plan, customers can now call Saudi Arabia, UAE, Kuwait, Bahrain, Qatar, and Oman at competitive rates, using local access numbers.

Achieving synergies with other Tata companies

Achieving synergies with other Tata companies would enable the Company to access the former’s existing customer bases and have the opportunity to share infrastructure costs. Accordingly, the Company has and continues to identify synergies and potential opportunities with other Tata companies. In particular, the Company has partnered with Tata Consultancy Services (“TCS”), a leading IT services company, on several occasions to jointly provide TCS’ customers a broad range of end-to-end IT and telecom solutions.

Implementation of the “Enterprise-wide Risk Management (ERM)” Framework

The Company has established an ERM framework to optimally identify and manage risks, as well as to comply with Clause 49 of the Securities and Exchange Board of India Listing Agreement. The risk assessments performed under the ERM exercise and for compliance with Section 404 of the Sarbanes-Oxley Act (SOX) form key inputs for the annual audit plans for each business and functional unit. This approach also ensures optimal synergies between our internal audit and the SOX compliance processes.

Discussion on Climate Change

It is now generally accepted that the use of fossil energy sources and the related greenhouse gas (GHG) emissions lead to an increase of carbon dioxide (CO2) in the atmosphere and related adverse effects on the global climate. Tata Communications’ commitment to environmental sustainability draws from the rich heritage of the Tata group and its involvement and concern for the environment and society, which is embodied in the Tata Code of Conduct. Tata Communications’ environmental impacts result from our business operations globally and the products and solutions that we provide to our customers. To that end, Tata Communications has initiatives and programs that reduce the energy waste in our data centers and facilities through operational practices, use of energy efficient systems and use of renewable /alternative energy such as wind power to reduce the carbon footprint from use of energy in our facilities. Tata Communications offers products like Telepresence that reduce business travel and therefore help our customers to improve their environmental performance towards their sustainability objectives.

We have also established a Health, Safety and Environment (HSE) Council to review the health, safety and environmental issues in the workplace. HSE performance data will be collected, validated and consolidated using a uniform tool. HSE auditing is an integral part of the corporate control process, assuring the Company of adequate systems to ensure legal compliance, consistent HSE standards, and suitable and effective measures for maintaining a high level of health, safety and environmental protection.

The HSE Council is an independent group which reports to the Global Management Committee (GMC), and exercises governance on behalf of the GMC. It will coordinate all HSE activities, propose Company-wide HSE policies and practices, and define valid procedures for use across business units. The HSE Council has two committees - the Corporate HSE Steering Committee and the Corporate HSE Coordination Committee. The former is responsible for corporate HSE policy, strategy, guidelines and the HSE audit program while the latter fulfills advisory/coordination functions, such as defining and revising corporate HSE guidelines and coordinating and facilitating training, as well as discussing new legislative trends and exchanging knowledge.

Principal Activities

The Company is a leading global communications company offering a broad range of integrated communications services in the following three segments: Global Voice Solutions (“GVS”) Global Data and Managed Services (“GDMS”) and Others.

Set out below is a break-down of the Company’s revenues by segment:

	For the fiscal years ended March 31,
	2009	2010	2011	2011
	(In millions)
Global Voice Solutions (GVS)	56,245	61,436	65,516	US$	1,471
Global Data and Managed Services (GDMS)	38,919	42,413	46,604	US$	1,046
Others	2,131	2,231	1,720	US$	39

Total	97,295	106,080	113,840	US$	2,556

Global Voice Solution (GVS)

The Company derives a substantial portion of its revenue from Global Voice Solutions which it provides primarily to telecommunications carriers for the delivery of international calls to over 200 countries and territories (greater than 1,000 destinations).

The Company is the leading global voice solutions provider in the world, with an estimated 16.2 % market share of ILD voice traffic. The Company fully owns and operates one of the largest international voice networks with coverage in more than 200 countries and territories. It maintains over 480 direct and bilateral relationships with leading international voice telecommunication providers. Transporting more than 40 billion minutes annually of ILD and more than 10 billion minutes of NLD, the Company has a wide range of customers that can be divided into 3 main categories: Mobile, Broadband and Carriers. In addition, the Company is the worldwide leader in international access voice services (toll-free, home country direct (“HCD”) and local number services) as well as being a leading provider for other value-added services worldwide, such as ISDN, audiotext, operator, managed calling cards solutions, voice peering and the Voice over IPX services.

The Company’s portfolio of global voice solutions is comprised of the following:

•

Voice Termination Services (ILD, VTS, VTS Economy, VTS Prime). Through its global NGN network, the Company carries international long distance traffic to 240 countries and territories around the world. VTS Prime, VTS and VTS Economy are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for the Mobile, Retail and Broadband services where being the highest ratio of voice quality and additional features is required.

•

ILD Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries around the world. ITFS offers coverage from over 100 countries, UIFN from 45 countries, Local Number Services from 40 countries and HCD from over 110 countries.

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

•	ISDN. Provides a high-quality, high-speed, clear channel data solution that delivers data connectivity to over 120 countries and is ideal for video conferencing applications.

•	Operator. Services allow end-users to originate operator-assisted calls (collect and sent paid) to and from Canada.

•	National Long Distance (“NLD”)in India

The Company has a national network of about 41,000 route kilometers for national long distance services in India.

Global Data and Managed Services (GDMS)

The Company is one of the world’s largest providers of data services, primarily focusing on International and National Private Leased Circuit (IPLC and NPLC) services and IP transit services. The Company supplies some of the world’s largest international telecom companies with transmission backbone services across the Atlantic, the Pacific, and into and out of India. As a Tier 1 ISP, the Company operates one of the largest IP networks in the world with points of presence around the globe. The Company offers a full range of customized managed and connectivity solutions to cater to the business needs of the top global multinational corporations across the world. In addition to international and national private leased circuits, the Company offers Virtual Private Networks and associated Managed Services, Ethernet Services, Internet Access, Managed Hosting, Cloud-based Services and Internet Telephony. The Company also provides other value—added offerings such as Collaboration and Conferencing services, Managed Security services, and other Professional services.

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

•

Data Center Infrastructure and Application Services. The Company provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in the Company’s data centers across India and the world whilst connecting to the Company’s global network backbone. The Company operates more than one million sq. ft. of space in data centers and collocation facilities across three continents. The Company has also introduced its Infrastructure as a Service (IaaS) offering which provides secure and elastic, on-demand computing and storage resources to businesses over the network as and when they need them. InstaComputeTM allows organizations to manage their business in line with growing and fluctuating market demands and rapidly evolving technology.

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. The Company operates 118 points of presence in fiscal 2011 to deliver the service across various locations within India. The Company also offers international VPN services across 70 countries and through VNO extended coverage to over 205 countries.

•

Global and Pan-India Ethernet Service. The Company offers metro, national and global Ethernet services on essentially the same footprint as its Global VPN Services. The MEF certified Ethernet services are offered on both a SDH/SONET and MPLS platform.

•

Television Uplinking. The Company provides television uplinking facilities on a 24 x 7 basis to various broadcasters. The Company also provides international and domestic relay of television programs and news services via satellite and fiber on a contractual basis as well as on an on-demand basis to various media customers. The Company also uses digital satellite news gathering terminals for “on-site” live video uplinking.

•	Transponder Lease Services. The Company provides transponder capacity to media broadcasters and government institutions in India.

•	Hosted Contacted Center Services. The Company provides a range of contact center services hosted in the global network and based on world leading solutions from Cosmocom.

•

IPLC Service. This service is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls between India and foreign destinations primarily suited for large customers such as call centers.

•	MVoIP and IPVoice Connect. To meet the growing international long distance calling requirements of Enterprise Customers, the Company offers VoIP solutions over its Internet and global VPN networks.

•

Business Messaging and Collaboration. The Company provides hosted Microsoft Exchange messaging with security, archiving/storage, and associated collaboration applications. The service is offered as both “Ready Access Business Messaging” as an off-the-shelf software-as-a-service and as “Adaptive Business Messaging” as bespoke customer-dedicated implementations. The Company in partnership with Google also launched its InstaAppsTM offering which brings global internet-based collaboration and office tools to companies. This offering includes email and calendar, instant messaging, voice and video chat, as well as office document applications which are accessible to businesses when and where they need them.

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

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of worldwide virtual meeting room services offering managed Telepresence services for an enterprise’s private Telepresence networks and also has a complementary global network of Telepresence public rooms with 33 currently active public rooms across the world. The Company’s Telepresence exchange service is the first in the world enabling business-to-business Telepresence collaboration to businesses globally, enabling a broader ecosystem of connected rooms for enterprises and their partners.

•

Media Management Platform. The Company unveiled Mosaic, its media management platform in 2010. With its cloud-based media management, Mosaic helps media customers improve cross enterprise collaboration for content creation management and multi-format delivery. It helps enterprises to deliver innovative services that meet rapidly changing consumer demands and maintain and expand audience numbers and provides the flexibility of an open operating environment and lower production costs. In 2011 this offering helped optimize the commercial delivery chain between advertiser and broadcaster, enabling faster production and preparation of content for transmission and multi-platform delivery for customers.

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

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global points of presence over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national points of presence on a high-capacity network. These services are sold as leases or as standard 15-year IRUs (Indefeasible Rights of Use). The Company’s global IP network called the Tata Global Network (TGN) is comprised of one of the most advanced and largest submarine cable networks, which connects over 240 countries with more than 210,000 km of terrestrial and submarine optic fibers. The Company builds and operates its own global ring of cable systems and is also a part of 80 other consortiums and private cables.

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

•

Content Delivery Network Service. A content delivery network or content distribution network (CDN) is a system of computers networked together across the Internet that cooperates transparently moving content behind the scenes to optimize the delivery process to deliver content (especially large media content) to end-users. BitGravity’s Video Delivery solution leverages efficient network architecture to deliver superior end-user experiences easily and affordably. Videos are pre-warmed and stored in nodes across 25 locations around the world. This ensures an extremely fast time to first byte and high throughput resulting in a smooth video playback. BitGravity’s Live solution helps customers broadcast live on their site and within web-based applications with easy to implement, scalable and cost-effective live streaming.

Mobility Services

The Company’s mobility services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings in application service provider mode. The Company’s mobility services include:

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

•

Intelligent CAMEL eXchange (ICX). ICX provides a single point of connectivity for an extensive CAMEL footprint, while allowing Mobile Network Operators (“MNO”) to maintain bilateral roaming agreements. Offered as a managed service, ICX is an end-to-end service, whose scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners.

•	SMS Hub Enablement. The SHE service offers a unique method of intelligent SMS routing, allowing greater flexibility and control over co-existing bilateral and hub-based SMS-terminated traffic.

•

Signaling Monitoring, Alarming and Reporting Tool. This service, referred to as SS7 SMART, allows mobile operators to monitor the signaling traffic they exchange with carriers worldwide in order to monitor and block potential fraud and unsolicited use of their network. SS7 SMART embedded reporting tools also allow operators to generate traffic reports for the purposes of billing and reconciliation of their SMS interconnection agreements.

Others

In addition to the Global Voice Solutions and Global Data and Managed Services described above, the Company offers a number of other services.

Small and Medium Enterprise Segment Services

A brief description of some of the larger Small and Medium Business services provided by the Company is set forth below:

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

Along with the specific SME products, the entire portfolio of Enterprise products is also available for the SME segment with suitable adaptations done for the SME segment

Payments to and from Foreign Administrations or Carriers

The Company has entered into telecommunication agreements with more than 480 foreign telecommunications administrations or carriers that govern the rates of payment by the Company to the foreign administrations or carriers for use of their facilities in connecting international calls, and by the foreign administrations or carriers to the Company for the use of its facilities (and the domestic Indian networks) in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is based on commercial agreements reached between the carriers exchanging traffic. Based on the agreed upon rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic and receives payments from such administration or carrier for incoming traffic. Settlements between the Company and the major carriers are generally made monthly, although settlements for long-term reciprocal traffic exchange relationships (otherwise referred to as bi-laterals) can be made quarterly or annually. Settlements are made on a net basis at the applicable settlement rate. Exchange of network capacity for the transport of voice traffic with other telecommunications service providers are recorded as non-monetary transactions and measured at the carrying value of the capacities exchanged by the Company.

Revenue Sharing Arrangements in India

Although the Company provides international gateway access out of and into India, as per Indian regulation, an International Long Distance Operator (ILDO) is not allowed to access an ‘end user’ directly. Hence all calls that either originate or terminate in India must pass through the domestic networks of access providers i.e. mobile and / or landline network operators. The Company has entered into interconnect agreements with BSNL, MTNL, and other fixed-line and cellular operators in India.

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. The Company is required to pay termination charges of  0.40 per minute for international incoming traffic to India. The rates for outgoing international traffic are not regulated and are determined between the parties.

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

In fiscal 2005, the Company also filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”) to obtain TDSAT’s clarification on whether or not the basis of DoT’s determination of license fees payable by the Company was appropriate. In August 2007, the TDSAT concluded that license fees were not payable on certain income, such as income from investments, sales of immovable property, plant and equipment, foreign exchange gains and other non-operating income. Additionally, the TDSAT concluded that bandwidth and other similar network costs incurred should not be deducted from revenues in computing license fees.

The Company challenged the TDSAT conclusion in the Supreme Court of India, the outcome of which is currently pending. The Company, on the basis of an external legal opinion, expects the Supreme Court of India to overturn the TDSAT conclusion and permit deduction of bandwidth and other similar network costs from revenues retrospectively from fiscal 2003 in order to compute license fees.

In January 2008, DoT issued an additional license fee demand for fiscals 2003, 2004 and 2005 of  2,950 million for (a) additional payment of license fees (computed on the basis of the TDSAT conclusion) of  829 million, (b) compounded interest of  912 million on unpaid license fees, (c) a penalty of  772 million and interest on the penalty of  386 million (together referred to as “penalty”) totaling  1,158 million, (all of (a)-(c) aggregating  2,899 million), and (d) an excess claim of  51 million by DoT which has since been adjusted against the demands in subsequent years.

In January 2008, the Company made payment of  2,950 million, which the Company recorded as license fees paid under protest. The additional license fees and interest totaling  1,741 million demanded by the DoT have been accrued as liabilities by recognizing an expense. The accrued liability of  1,741 million has not been offset against the payment of  2,950 million pending outcome of the Company’s challenge against the TDSAT conclusion in the Supreme Court of India, as the Company believes that its challenge is more likely to be successful in the Supreme Court of India and deduction of bandwidth and other network-related costs will be permitted for the purpose of computing license fees.

The Company had also challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and ruled in favour of the Company. Striking the penalty provisions in the license agreement. Consequently,  1,158 million became refundable by DoT. The Company filed a petition in TDSAT seeking it to direct DoT to refund the penalty amounting to  1,158 million, along with interest thereon amounting to  940 million. The TDSAT accepted the Company’s contention and accordingly, on July 13, 2011, ordered DoT to refund the penalty of  1,158 million along with interest thereon of  940 million. However, DoT has disputed the order of TDSAT and has filed an appeal against TDSAT’s order in the Supreme Court.

The Company has not recorded an expense and liability in respect of the DoT’s claim for a penalty and interest on the penalty totaling  1,158 million as the Company believes that the DoT’s claim will not be sustained. In accordance with the license agreement, a penalty and any interest on a penalty is payable to the DoT only if the shortfall in license fees paid in any fiscal year is more than 10% of the license fees payable. The DoT terminated the Company’s exclusive right to provide international long distance service in fiscal 2002 and granted a compensation of  793 million (as certified by the Government of India’s auditors) to the Company (the compensation was paid by the DoT in April 2008). In accordance with the license agreement, the compensation receivable from the DoT should have been offset against the license fees, as the agreement permits the deduction of any amounts due to the Company from the DoT from any amounts payable by the Company to the DoT. The penalty was computed by the DoT without offsetting the compensation of  793 million (US$ 18 million). Had the DoT offset the compensation due to the Company against the additional license fees claimed from the Company, consequent to the TDSAT conclusion, the license fees paid would have been short by lower than 10% of the license fees payable in respect of those fiscal years.

In fiscal 2010, DoT completed its assessment for fiscal 2006 and raised a demand of  1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest thereon is not applicable on a shortfall of a license fee; c) a deduction in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to  41 million including interest up to September 2011.

The DoT has filed an appeal in the Supreme Court against the above mentioned judgment of TDSAT dated August 19, 2010 and the same has been tagged with other similar appeals pending for the previous years.

License fees under the ISP with Internet Telephony (Restricted) License

The Company pays an annual license fee to the DoT under its ISP with Internet Telephony (restricted) license in an amount of 6% of AGR. AGR has been defined as gross revenue including certain revenues and excluding certain charges. The Company paid license fees of approximately  56 million for fiscals 2009, 2010 and 2011, representing 6% of AGR excluding income from non-licensed and financial activities, consistent with the Company’s position that it should be permitted to exclude non-ISP related revenue. The Company, however, has made a provision of approximately  45 million in the event the DoT and TDSAT decide against the Company’s position.

Tariffs for IPLC (Half Circuits)

In 2006, the TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at  1.3 million,  10.4 million and  29.9 million per annum, respectively. Subsequently, the DoT permitted the resale of IPLC services, although it is not clear if any resellers have begun operations. Further, in June 2007, the TRAI directed owners of cable landing stations to allow eligible Indian international telecommunication entities to access international submarine cable capacity on any submarine cable system. This resulted in full capacity landing by eligible Indian international telecommunication entities, which may also result in a reduction in prices of IPLC services.

Domestic Leased Circuit Tariffs

In 2005, the TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at  0.85 million,  6.16 million an  16.5 million per annum, respectively.

Sales and Marketing

Global Voice Solutions

The Company’s Global Voice Solutions business unit is focused on international and India long distance voice solutions, which are provided to mobile operators, broadband operators, web portals and carrier customers. The Global Voice Solutions (“GVS”) sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with local/regional service provider customers in order for them to sell voice solutions to their end users. The GVS sales team is also responsible for securing supply capacity in support of voice termination services around the world. The team is comprised of a global organization, maintaining a local presence in key markets around the globe. The Global Voice product marketing team is engaged in new product development as well as managing existing product operations to meet customer and market requirements.

Global Data and Managed Services

Enterprise Data

The Company’s Enterprise Data business unit provides a suite of managed network and connectivity solutions, managed services (including managed infrastructure) and applications services to enterprises worldwide to meet their business needs and growth requirements with a focus on specializing in emerging markets. The business needs of enterprises are taken into consideration as our global product management organization develops launches and broadens enterprise services in all markets. Each region has a direct and an indirect (Channel Partner) strategy, and through well-defined strategies, the Company provides customized solutions that meet the needs of enterprise customers on a regional as well as global basis.

In India, the Enterprise Business Unit is structured to service differentiated segments via different pan-India sales groups. Large corporate and government customers are addressed by a direct sales team, whereas enterprise services to medium enterprises are led through an indirect or channel partner model. A specialized channel sales and enablement team manages approximately 150 channel partners to provide network services and managed services to the target segment.

Internationally, the Enterprise Business Unit is managed in each region through the Tata Communications’ direct and indirect teams located in the Americas, Europe and Africa, the Middle East and North Africa (MENA), and Asia. These teams are focused on providing network services and managed services to cater to the business needs of the top 2,000 global multinational corporations as well as the fast growing emerging enterprises in those regions. In addition, the Company’s presence in these geographies is being expanded by leveraging the regional and global partners (system integrators and IT partners) to serve some of the large corporations as well as mid-tier enterprises in these markets.

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

Others

The Small and Medium Enterprise Unit primarily caters to small and medium enterprise business customers in India which primarily consist of small/home offices and small and medium sized enterprises. The large range of the products of this unit includes connectivity and collaboration solutions aimed at improving the productivity of small and medium businesses. The connectivity solutions include internet leased line, broadband and wi-fi solutions while the collaboration solutions include VoIP, hosted contact center, cloud based business application services and infrastructure as service offerings. The products of this unit are standardized for mass usage as well as customized in the case of the medium enterprise customers.

The products are sold through a mix of direct sales channel. Alternate channels like direct selling associates, channel partners and online selling are also available. The unit places specific emphasis on creating awareness and educating prospective customers about the Company’s products

Further growth in this business was linked to the Company being able to successfully acquire spectrum for creating access networks. Unfortunately, the Company was not able to acquire spectrum in any of the circles in the last auction for Broadband Wireless Access. The auction closed at prices that were seen to be in excess of what the current Broadband business cases would be able to support and seemed to reflect the effects of a perceived scarcity of spectrum combined with the limited number of slots being auctioned. In the immediate term, the Company will step-up its focus on Small and Medium Enterprises (SMEs) and will approach the market led by a portfolio of business applications.

The small business segment in India has been growing at a frantic pace and the Internet is proving to be a decisive edge for small businesses to overcome the various other infrastructural challenges in the country. The Company has been pursuing a focused strategy for small businesses with a specific range of highly customized Internet Leased line services along with VoIP and Value Added Services like Security and Web hosting. These existing capabilities that our Company has developed, its existing customer base of SMEs, its business applications portfolio and current network are particularly suited to growing our SME business. Also, the Company has started offering cloud based services like Insta ComputeTM and InstaOfficeTM to the SME customers.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, the U.S. and Europe.

India

The Ministry of Communications of the Government of India, through the Telecom Commission and the DoT, is responsible for telecom policy and licensing in India. The TRAI is responsible for ensuring that the interests of consumers are protected and nurturing conditions for the growth of telecommunications, broadcasting and cable services in a manner and at a pace that will enable India to play a leading role in the emerging global information society. The Company has ILD, NLD, Internet Telephony Service Provider (ITSP), TV uplinking and unified messaging service licenses in India.

United States

In the U.S., the Federal Communications Commission (“FCC”) exercises jurisdiction over the facilities and services that the Company uses to provide interstate and international telecommunications services. The FCC may promulgate new rules, revise old rules, or otherwise change regulatory requirements that affect the Company and/or its services and facilities from time to time; if challenged, such changes may be subject to judicial review. The Company is unable to predict future FCC rulings and the results of any subsequent judicial review or how these might affect our operations. State regulatory commissions generally have jurisdiction over intrastate telecommunications services and related facilities, but the Company does not currently provide intrastate services.

International Regulation. The Company has obtained the necessary FCC authority under Section 214 of the Communications Act of 1934, to use on a facilities and resale basis, various transmission media to provide domestic and international switched and private line services on a non-dominant carrier basis, except that the Company is regulated as a dominant carrier on the U.S.—India route. The Company also holds multiple FCC licenses granted under the Cable Landing License Act and FCC rules to own and operate undersea cables that land on U.S. shores. In addition to maintaining the FCC licenses, the Company is subject to various requirements regarding common carrier operations, network security obligations, approvals for certain corporate transactions, and certain reports and fees.

Canada

The Canadian Radio-television and Telecommunications Commission (“CRTC”) is the regulatory authority in Canada that is charged with regulating companies that provide telecommunications services in Canada. Industry Canada is the federal ministry that regulates the use of wireless spectrum in Canada. The Company holds a Basic International Telecommunications Service (“BITS”) license issued by the CRTC, which authorizes the Company to operate telecommunications facilities and services used in transporting basic telecommunications service traffic between Canada and other countries. The Company also holds a number of International Submarine Cable licenses, also issued by the CRTC. The Company holds a number of earth station licenses issued by Industry Canada for its earth stations that provide telecommunications services by means of satellites.

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

Organizational Structure

The Company is partially owned by some of the Tata companies. The Tata companies are comprised of over 90 operating companies in seven business sectors: information systems and communications; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are one of India’s largest and most respected business conglomerates, with estimated revenues of approximately US$ 85 billion in fiscal 2011. The Tata companies collectively employ around 395,000 people. The Tata companies have operations in more than 80 countries and export products and services to 85 countries.

As of March 31, 2011, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.03% of the outstanding equity of the Company, and the Government of India held 26.12%. See “Item 4-History and Development of the Company”.

As of September 30, 2011, the Company and its subsidiaries (including its joint ventures/Equity Method Investees but excluding stock held for investment purposes only) included the following legal entities:

Tata Communications Internet Services Limited (“TCISL”) filed a scheme of merger with the Honorable High Court of Bombay on May 4, 2011 for the merger of TCISL with the Company. On August 20, 2011, the Honorable High Court of Bombay sanctioned the merger of TCISL with the Company. The merger was effective from April 1, 2010.

Tata Communications (America) Inc.

In order to simplify and streamline our operations in the United States, during fiscal 2011, Tata Communications (US) Inc., Tata Communications Services (America) Inc. and VSNL International (IPCO), LLC were merged into Tata Communications (America) Inc., with the latter being the surviving entity. Also, VSNL International (Global) Corp. was merged into VSNL International (ITXC) Corp. with the latter being the surviving entity.

Significant Subsidiaries

Tata Communications International Pte Limited

Tata Communications International Pte Limited (“TCIPL”) (formerly known as VSNL International Pte Limited) incorporated in Singapore, is a wholly owned direct subsidiary of the Company that serves as the Company’s international holding company for the Company’s operations outside of India, with the exception of the Company’s activities in South Africa and Sri Lanka, which are undertaken by different entities. TCIPL also serves as an operating company with significant operations in Singapore, providing customers communications services into and out of Singapore.

Neotel (Pty) Limited (Equity method investee)

The Company through a wholly owned subsidiary incorporated in Singapore acquired 43.16% of SEPCO Communications Pty. Ltd (SEPCO), a company incorporated in South Africa, which in turn owns 51% in Neotel, also a company incorporated in South Africa.

In January 2009, the Company through the same wholly owned subsidiary in Singapore acquired an additional 27% stake directly in Neotel. The Company, which had an effective holding of 49% in Neotel, increased its effective holding in Neotel to 61.5% effective from May 2011 through its wholly owned subsidiary VSNL SNOSPV Pte. Ltd. Consequently, Neotel has become a subsidiary of the Company. Neotel offers telecommunication services to the wholesale, enterprises and consumer segments. Neotel runs the first Next Generation Network and the first CDMA network of South Africa (SA).

Property, Plants and Equipment

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company and its subsidiaries conduct business. The Company’s property, plant and equipment which has a carrying amount of 16,864 million (US$ 379 million) are provided as security against the Company’s non-convertible debentures to the extent of 12,500 million (US$ 281 million).

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

The Company owns and operates six specific fiber-optic cable systems: TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S and a four-fiber pair linear submarine cable system from Japan to Guam that is the largest cable system across the Pacific in terms of activated and future capacity design; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S. and the UK; TGN-WER, which is a four-fiber pair ring cable system between Portugal, Spain and the UK; TGN-Northern Europe, which is a four-fiber pair linear system from the UK to the Netherlands; Tata Indicom Cable (TIC), which is a 3,100 km eight fiber pair submarine cable system between Chennai, India and Singapore and TGN-Intra Asia, a wholly-owned four fiber pair linear submarine cable system connecting Singapore, Hong Kong, and Tokyo. The TGN-Intra Asia also directly connects to partners in Vietnam and in the Philippines through branching units. The TGN-Intra Asia System has added over 1,100GBit/s lit capacity, which represents just 10% of the potential system capacity.

In order to meet fast growing bandwidth and diversity requirements in India, the Company has taken the initiative to invest in two new submarine cable systems between India and Europe linking Mumbai, India to Marseille, France. The first is a private system and will be known as TGN-Eurasia. TGN-Eurasia will have a minimum capacity of 1.28 Tbps and is expected to be in service in the second half of 2011. The second is a shared system based upon the traditional consortium model and is known as IMEWE (India-Middle East-Western Europe) having a minimum design capacity of 3.84 Tbps and landing in 8 countries. This cable went into service in December 2010.

The Company has also secured IRU capacity in the SEA (South & East Africa) cable system (SEACOM). This system was built under a third party initiative and the main segment between South Africa and Mumbai, India was put into service in August 2009. As of August 2009, the SEACOM system provides direct connectivity from South Africa and Eastern Africa to India, and will provide direct connectivity to Europe before the end of 2011.

The Company also has ownership in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) consortium cable, a medium capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company also has ownership in South East Asia-Middle East-Western Europe 4 (SEA-ME-WE4), a high capacity undersea cable system between France and Singapore which lands in 14 countries in Southeast Asia, the Middle East and Europe. Since going into service in 2005, this system has been upgraded twice and is currently undergoing a third upgrade which is projected to be completed towards the end of 2011.

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

As part of its expansion in the Middle East, the Company, through a wholly owned subsidiary, is constructing a new TGN-Gulf cable system in partnership with several major telecommunications operators in the Middle East. Work began on the TGN-Gulf cable during October 2009 and is expected to be completed in the second half of 2011. TGN-Gulf cable will act as a gateway to the Tata Global Network connecting the region with reliable high speed bandwidth to many key global cities.

In order to further meet fast growing bandwidth and diversity requirements from Africa to Europe and the U.S, the Company has taken the initiative to invest in a new submarine cable system between South Africa and Europe, linking Cape Town, South Africa to London, U.K. along with 12 intermediate landings on the west coast of Africa and Europe. The system will be known as WACS (West Africa Cable System), and is expected to be completed in the first half of 2012. The Company has secured IRU capacity in the PPC-1 (Pipe Pacific Cable 1) cable system that was completed and came in to service in late October 2009. The PPC-1 system provides direct connectivity from the Company’s cable station facility in Guam to Sydney, Australia, and will address the growing needs of Australia for bandwidth and diversity.

The Company also has lesser ownership interests in various undersea consortium cables- the Trans Atlantic-14 cable (connecting the UK, France, Germany and the U.S.), the FLAG Europe-Asia Cable (connecting Europe and Asia), the Japan-US Cable (connecting the U.S. and Japan), the Americas-2 Cable (connecting Caribbean and Latin American countries), the Columbus-3 cable system (connecting Portugal and the U.S.) and a new Unity Cable between Japan and the U.S.

Points of Presence

The Company has equipped nodes in the Americas, Europe, the Middle East, Africa and Asia Pacific to provide and support the Company’s suite of products and services globally. Our coverage on VPN extends to 70 countries with 177 Government VPN (“GVPN”) PoPs and Network to Network Interface (“NNIs”) and, through our VNO, the Company extends service to over 205 countries. The Company also has over 226 IP Transit pops strategically located in 29 countries and 2250 G of IP backbone capacity that is spread over 5 continents. The Company is one of the top 10 Global Tier 1 Providers and has one of the the top 10 Best Connected Networks with 1700 Petabits of Internet traffic carried every month.

Property and Plants

In addition to the cables and points of presence described above, the Company’s infrastructure includes owned and leased property made up of cable station, collocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below (Note : IDCs, administrative offices, Telepresence rooms and Partnerships sites are excluded)

Region	Square feet
North America	741,116
Europe	205,006
Asia-Pacific	81,107

The Company also has three large earth station teleports in Canada to operate in the Atlantic and Pacific Ocean regions and one small leased teleport in Denmark to operate in the Indian Ocean region. From these sites, it currently accesses more than 15 different satellites and can use approximately 50 satellite earth station antennas.

Voice Switches

For NLD traffic in India, the Company operates nine TDM switches and an NGN Voice network. For the Company’s ILD traffic, the Company operates 16 NGN Voice international switching facilities of which four are located in India, three in the U.S., two in each of Canada and South Africa( Johannesburg and Cape Town) and one in each of Madrid (Spain), London (U.K.), Frankfurt (Germany), Singapore and Sydney (Australia). All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of terrestrial fiber optic facilities, undersea cable links and satellite transmission facilities.

NGN

The Company has deployed and commissioned an NGN Voice network to cater to its NLD voice business. The infrastructure consists of soft-switches in Mumbai, Delhi and Chennai, India. The network was commissioned in July 2007 and its usage has now been extended to include international traffic.

Similarly, for its ILD traffic, the Company has deployed NGN Voice soft-switch components for international requirements in twelve locations (Los Angeles, Newark, New York, Montreal, Toronto, London, Madrid, Frankfurt, Sydney, Singapore, Johannesburg and Cape Town).

India Domestic Bandwidth Media, Access Network & Data Centers

Since 2002, the Company has deployed NLD connectivity with 196 points of presence on 44,924 segment wise STM-1 equivalent bandwidth. NLD augmentations have been implemented to meet the forecasted growth.

WiMax

The Company has deployed a wireless access network across India to address the last-mile access requirements of large enterprise and SME businesses. The Company’s wireless access network is based on the state of the art WiMax technology in the 3.3 -3.4 GHz band. The Company’s deployment covers 201 cities with 1,446 base stations. With this deployment, the Company now has an extensive wireless coverage providing tremendous reach to its customers in these markets. The Company is expanding the WiMax network further to cover 223 cities by the end of 2011.

Data Centers

Tata Communications is one of the largest players in the data center business in India, with facilities in many of the major commercial centers. It recently opened its largest center in Pune with nearly 55,000 square feet of rack space. During fiscal 2011, the Company launched the TCX data center in Singapore which will have a total potential of 66,000 gross square feet of data center capacity built to meet the growing IT outsourcing needs of enterprises in Asia Pacific. The Company also added 13,500 square feet of data center space in the cities of Mumbai, Chennai, and Delhi, India.

In addition to increasing data center capacity during fiscal 2011, the Company launched an Infrastructure as a Service (IaaS) offering branded InstaComputeTM in the India and Singapore markets. The Company made enhancements to its existing hosting and storage services including managed Database Administration, network ports, and new releases of the services portfolio focused on usage based services. In October 2010, the Company expanded in the cloud space to deliver self-service, pay-as-you use IT application and data center infrastructure services, accessed through the internet by launching the InstaComputeTM and InstaOfficeTM offering. Launched in India, followed by Singapore, these services will help businesses harness the power of IT infrastructure and applications without investing capital, manpower and management resources.

Non-India Domestic Bandwidth Media Carrying Voice, Data and IP Circuits

As of March 31, 2011, the Company operated a total of 1,104,644 international circuits supporting the Company’s voice and data services and products. Of the 1,104,644 international circuits, 993,279 circuits were used to support voice services and products. The remaining 111,365 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data and enterprise voice services.

Satellites

In India, the Company has six satellite earth stations in operation. The Company operates a total of 1343 Switched TDM voice circuits using one of these earth stations in India, resulting in a total of 296 equivalent 64 Kbps satellite channels. The Company also operates data circuits on these satellites for a total of 8 equivalent 64 Kbps satellite channels.

The Company also has three large earth station teleports in Canada and one small leased teleport in Europe. From these sites, it accesses more than 8 different satellites but also has extra antennas that can operate on different satellites if required.

Other Facilities

The Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2011, the Company owned a high capacity underground fiber optic cable across the country, approximately six earth stations, terrestrial communication links connecting the Company’s National Domestic Switches (nine TDM Switches, nine NGN Media Gateways and three softswitches) and the Company’s international switches (four TDM Switches, nine NGN Media Gateways, three softswitches and one IN Switch) at four of its locations with its earth stations and cable stations and a variety of hardware used in more than 160 cities in India for the Company’s 124 Internet access nodes in India. As of March 31, 2011, the Company has a high capacity underground fiber optic cable national network of about 41,000 route kilometers.

Demerger of Surplus Land

Under the terms of the SHA signed between the GoI and the Strategic Partner (the parties) at the time of a disinvestment of erstwhile VSNL, it was agreed that certain identified lands would be demerged into a separate company. It was further provided that if, for any reason, the Company could not hive off or demerge the land into a separate entity, alternative courses as stipulated in the SHA would be explored. A draft scheme of demerger was presented to the board of the Company in April 2005, and the parties continue to examine the legality and feasibility of implementing the scheme. The land identified for demerger at different locations measured 773.13 acres.

The VSNL Employees Cooperative Housing Society, Chennai (Society) petitioned the Hon’ble Delhi High Court for a transfer of 32.5 acres of land situated at Padianallur, Chennai, which was part of the identified surplus land. According to the order of the Honorable High Court and the advice from the GoI, the process of transferring the said land to the Society was completed in July 2009. As a result, the surviving land now measures 740.63 acres having a book value of  1.63 million.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2009, 2010 and 2011 and the financial condition of the Company as at March 31, 2010 and 2011 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in this Annual Report prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction

The Company is a facilities-based service provider of a broad range of integrated communications services. The Company generates revenue from three business segments: Global Voice Solutions, Global Data and Managed Services, and Others.

Global Voice Solutions

The Company is one of the world’s largest ILD voice players with approximately 16.2% market share. The Company owns and operates international networks with coverage in more than 200 countries and territories and maintains over 1,600 direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s ILD Voice segment and the Company is a market leader in terms of the volume of inbound termination of calls to India. In fiscal 2011, the Company carried more than 40 billion minutes of ILD voice traffic and more than 10 billion minutes of NLD voice traffic.

Over the past several years, the global voice market has experienced an increase in traffic volumes as a result of significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide.

In India, where the Company is a significant player in ILD voice services, the telecom market is growing rapidly and is expected to be worth US$ 66 billion by 2015 compared with US$ 37 billion in 2010. According to the latest figures from the Telecom Regulatory Authority of India (TRAI), as of March 31, 2011, India’s mobile subscriber base stood at 811.59 million having increased by 39% from 584 million, while the fixed-line subscriber base declined by 6% from 37 million to 34.73 million, and the broadband subscriber base reached 11.87 million. The fiscal year 2011 witnessed significant regulatory developments including the implementation of Mobile Number Portability (MNP), which was launched in January 2011 and the issuance of 3G licenses. In summary, the telecom landscape continues to evolve and operators such as our Company will have to constantly transform themselves to remain competitive to address new market segments. The international and national long distance voice market continues to be a business of scale, with constant pressures on prices and margins. The economic downturn has further increased the pressure on prices for international voice calls. Alternate services, such as portal-based offerings on the Web, are growing in popularity and usage has also added to this pressure. The share of mobile communications continues to grow in relation to fixed voice and there is an increasing use of Voice over Internet Protocol (VoIP) in providing services.

The need for profitability in a largely commoditized market is making operators seek both scale and efficiency in their operations. Apart from driving consolidation, this could also create new business models based on greater collaboration between operators, which we believe the Company is well positioned to benefit from.

Global Data and Managed Services

The Indian GDMS segment has been growing at a very healthy rate. This growth is driven by two factors. Firstly, Indian businesses are increasingly adopting IT and networking technology to improve productivity and create competitive advantage. Secondly, since Indian business is growing globally and international companies are increasing their Indian presence, there is an associated need for greater connectivity to and within India. Banking and financial services, information technology and business process outsourcing/call centers are some examples of high growth sectors in the country.

Internationally, increasing costs of capital have resulted in the delay and cancellation of private data center facilities, driving more purchases of data center collocation and hosted computing services from external service providers. The Company is one of the largest players in the data center business in India. In September 2010, the Company announced the opening of its state-of-the-art Tata Communications Exchange (TCX) data center in Singapore, built to meet the growing IT outsourcing needs of enterprises in Asia Pacific. It will have a total potential of 66,000 sq ft of data center space and will provide increased capacity for both domestic and international firms, bringing them cost and resource efficiencies as well as greater IT service availability and performance. The Company’s global and India managed hosting services are aggressively supporting this direction. Along with managed hosting there is an increasing trend on global as well as Indian enterprises to outsource telecom services on a “Managed” basis. The Company has over the years developed other Managed services like Managed Security services, Telepresence and Infrastructure as a Service which enables the Company to capitalize on these emerging trends in the enterprise space. These managed services also enable enterprises to reduce costs of In-house Telecom teams and at the same time enable the Company to capture a higher portion of the overall telecom spend of enterprises.

Tata Communications’ endeavor is to continuously develop new products and services to enhance value for customers. With this in mind the Company has made certain investments in the cloud computing, media and entertainment space in the past year. In the media and entertainment space, in 2008, the Company had entered into a strategic alliance with an award-winning content delivery network (CDN) company, BitGravity. In February 2011, the Company completed its acquisition of a majority interest in BitGravity. This acquisition complements the Company’s global media and enterprise strategy and will add enhanced CDN and streaming capabilities to the growing line-up of value-added hosting, storage, and security services, all of which leverage the Company’s global IP network. The addition of BitGravity’s product portfolio and its employee skill set will further accelerate the delivery of new features and services to Tata Communications’ customers. The Company has also made investments in the cloud computing space to deliver self-service, pay-as-you-use IT application and data center infrastructure services, accessed through the Internet with the launch of its cloud offerings—InstaComputeTM in India and Singapore in the past year. InstaComputeTM is an Infrastructure as a Service (IaaS) offering that is secure, elastic and on-demand. Computing and storage resources are delivered to businesses over the Company’s IP backbone and MPLS networks, as and when they need them. The Company plans to extend these offerings to Europe, the US and South Africa. The Company has also combined its next generation managed security solutions with superior Internet leased line products, and launched its Internet Clean Pipe Solution for small and medium business segments. As part of the Global Media and Entertainment Services (GMES) portfolio, Tata Communications unveiled Video Connect and Mosaic. Video Connect is the world’s leading dedicated global video network designed to help broadcasters, studios and production houses deliver video content flexibly and cost effectively to media hotspots worldwide. Mosaic is Tata Communications’ media management platform with which its cloud based media management capability helps media customers improve cross enterprise collaboration for content creation management and multi-format delivery.

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

The global enterprise market has seen growing demand for network services, data center services, and value-added services. While the global recession has caused delays in decision-making and deferred procurement by some customer segments, information and communications technology investments by enterprises broadly continues to grow. This is motivated by the need for better engagement and service levels with their own customers, the need for higher velocity and flexibility in business, and the growth of global supply chains and markets. Industry leaders are more sharply focused on increasing the ratio of IT budgets that are applied to competitive advantage and innovation versus basic services and compliance. Though the global enterprise market has slowly and steadily emerged from the economic recession the focus of most CIOs still remains on cost saving IT and telecom solutions.

Also over the past three years the Company has focused on creating its competitive differentiator in emerging markets. Leveraging its strong base in one of the fastest growing emerging markets of India, the Company has further expanded its presence in other emerging markets like the Middle East, South Africa and parts of Asia. The increasing commerce between the developed countries and emerging markets in the post slow down era has resulted in increased need for telecom connectivity to and from emerging markets. The Company is thus in a competitive position to serve the needs of enterprises to and from emerging markets and going ahead the Company expects to continue investing in emerging markets to further strengthen its position.

Others

In the Small and Medium Enterprise Unit business space, the Company offers connectivity, managed services, cloud services, messaging, internet telephony and a wide variety of content services as a premier Internet Service Provider (ISP). The Company has stepped up its focus on the rapidly growing Small and Medium Enterprise (SME’s) segment and is approaching the market led by a portfolio of business applications which include highly customized Internet Leased Line services along with VoIP and Value Added Services like Security and Web hosting, Hosted Contact Center, Business Application solutions and Infrastructure as a Service offerings.

New Growth Opportunities

TCTSL

With the increasing need for reducing costs, several carriers around the world are looking to rationalize costs and relocate some of their business processes. They are also looking to improve operating efficiencies and network/infrastructure productivity. Leveraging its operating expertise across a wide variety of technology platforms as well as global experience in different developed and emerging markets around the world, and its relationships with these carriers, the Company is seeking to cater to this need. This initiative is being implemented through Tata Communications Transformation Services Limited (“TCTSL”), a wholly-owned subsidiary in India. Through its world-class delivery centers in Pune and in Chennai, TCTSL provides business transformation, telecom BPO and consultancy services to telecommunications carriers around the world. TCTSL delivers solutions for all stages of the carrier processes and operations, such as network engineering, design, implementation and operations. TCTSL operations are totally independent, ensuring full confidentiality in managing the business processes of its customers. TCTSL employs approximately 1,053 people.

TCBIL

In order to capture emerging opportunities in the banking and financial services sectors, the Company formed Tata Communications Banking InfraSolutions Limited (“TCBIL”) in February 2008, as its wholly-owned subsidiary. With a highly experienced team of professionals from the banking and financial services industry, TCBIL commenced commercial operations in April 2009. TCBIL provides infrastructure solutions to the banking industry, including services relating to establishing and operating Automated Teller Machines (ATMs), Electronic Transaction Processing Solutions (ETPS), Check Truncation Services (CTS), and Core Banking Solutions (CBS).

Other Joint Ventures and Acquisitions

BitGravity

In fiscal 2011, the Company completed its acquisition of a majority interest in BitGravity, an award-winning content delivery network (CDN) company. BitGravity will integrate as a Tata Communications operating business subsidiary. The acquisition, initially announced on January 11, 2011, complements Tata Communications’ global media and enterprise strategy. It will add enhanced CDN and streaming capabilities to the Company’s growing line-up of value-added hosting, storage, and security services, and will also leverage the Company’s global IP network. The addition of BitGravity’s product portfolio and its employee skill set will further accelerate the delivery of new features and services to Tata Communications’ customers.

Cable Depot Joint Venture at Cochin

The South East Asia and Indian Ocean Cable Maintenance Authority (SEAIOCMA) consortium, which maintains undersea cables in the Asia-Pacific region, has engaged and stationed a repair ship owned by Indian Ocean Cableship Pte Ltd. Singapore (IOCPL) at Cochin port, in order to enable SEAIOCMA to repair damaged cables in the Indian Ocean region efficiently in minimum time. To support the ship in securing ready spares required for the repair of cables, the Company entered into a 40/60 joint venture with IOCPL (the Company is the 40% partner) to establish a cable depot at Cochin to house submarine cable spares. During fiscal 2010, the Company purchased 40,000 shares in Cochin Submarine Cable Depot (India) Pvt. Ltd. (CSCDIPL)(face value 10 each) for an aggregate purchase price of  0.4 million. Keeping in mind the land and customs duty issues at Cochin port and non-availability of any suitable location elsewhere in India, the Board of CSCDIPL approved the winding up of CSCDIPL. The JV Company thereafter went ahead with filing for name strike off under Sec 560 of the Indian Companies Act, 1956. It was under three months notice period from March 24, 2011 i.e. the date of the Notice for name strike off. The period of three months expired on June 22, 2011 and further Company has not received any notice or show cause notice to the contrary during this period. However, as per the procedure of the Ministry of Corporate Affairs, the name of the company has been sent to official gazette for publication. The Registrar of Companies will issue a further notice under Section 560 (5) of the Indian Companies Act, 1956 intimating that the company is struck off. The notice from the Registrar of Companies under Section 560 (5) is yet to be received.

Acquisitions

As discussed above and elsewhere in this Form 20-F, the Company has completed several acquisitions. See History and Development of the Company in Item 4. The Company sees a growing proportion of its revenues from its international operations and these acquisitions can and will have a significant impact on this trend.

Operating Results

Fiscal Year 2011 Compared to Fiscal Year 2010

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2010 and 2011:

	2010		2011			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US $ (in millions)	% of revenues	(in millions)%
Operating Revenues	106,080	100.00	113,840	2,556	100.00	7,760	7.32
Cost of Revenues and Other Operating costs	(107,643)	101.47	(114,204)	(2,564)	100.32	6,561	6.10
Non-operating income/(expense), net	180	0.17	(1,317)	(30)	1.16	1,497	831.67
Income tax (expense) / benefit	969	0.91	(765)	(17)	0.67	1,734	178.95
Dividend tax	(218)	0.21	—	—	—	(218)	(100.00)
Share in net loss of equity method investees	(3,192)	3.01	(5,636)	(127)	4.95	2,444	76.57
Net income attributable to noncontrolling interest	(12)	0.01	(13)	(—)	0.01	1	8.33
Net income (loss)	(3,836)	3.62	(8,095)	(182)	7.11	4,259	111.03

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2010 and 2011:

	2010	2011		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US $ (in millions)	(in millions)%
Telephone:
International long distance (“ILD”) and related products	57,131	61,282	1,376	4,151	7.27
National long distance (“NLD”)	4,305	4,234	95	(71)	(1.65)
Corporate data transmission:
Leased circuits and IRUs	13,064	11,034	248	(2,030)	(15.54)
Frame relay and MDNS services	348	379	9	31	8.91
Internet leased lines	4,448	5,694	128	1,246	28.01
Internet (including Corporate IP Transit)	9,452	8,242	185	(1,210)	(12.80)
Other	17,332	22,975	515	5,643	32.56
Total	106,080	113,840	2,556	7,760	7.32

Telephone

ILD Revenue

ILD with related products constitutes the single largest revenue stream of the Company—53.83% and 53.86% of revenues in fiscal years 2011 and 2010, respectively. Globally, during fiscal 2011, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2011, globally, Tata Communications carried over 40 billion minutes of international voice traffic, a growth of about 26% over the previous fiscal year. Traffic to and from India has grown from about 9.76 billion minutes in fiscal 2010 to about 13 billion minutes in fiscal 2011. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space. In fiscal 2010, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., has fully deployed the solution for a major global voice strategic agreement with British Telecom Plc (BT). The 5-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. The Company has leveraged this deal to sign more strategic sourcing agreements such as a full route outsource agreement with Videotron, one of the largest Canadian cable operator. Under this agreement, Videotron will route 100% of its international voice traffic through the Company’s network and Videotron will continue to be one of the Company’s key suppliers of telecommunication services in Canada. Through it, the Company will become Videotron’s sole provider of international voice termination. By tapping into the Company’s extensive and robust voice infrastructure, Videotron will be able to offer its customers higher quality international calls at competitive rates. The Company’s advanced voice traffic management tools will also allow Videotron to effectively manage operational costs and increase focus on its core businesses and key growth areas.

The Company’s strategic voice traffic outsourcing enables providers to leverage the Company’s scale and routing expertise while reducing their exposure in the low-margin, high-risk international voice termination business.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes have increased by 9% in fiscal 2011 over fiscal 2010. However, revenues decreased by 1.65% in fiscal 2011 due to a decrease in net revenue per minute. New telecom licensees rolled out their services in fiscal 2011. These operators did not have their own widespread network, resulting in an increase in NLD traffic. Gross revenues per minute decreased to  0.41 (US$0.009) in fiscal 2011 as compared to  0.45 in fiscal 2010 due to price erosion across the telecom industry.

The Company’s NLD traffic grew by over 9% from 9.51 billion minutes in fiscal 2010 to 10.4 billion minutes in fiscal 2011. Increased competition through the issue of new NLD licenses, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. Despite continued shrinkage in the Company’s addressable market and falling tariffs, the Company has increased its market share. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, Tata Communications is dependent on getting traffic from these access providers, many of whom have acquired their own NLD licenses. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. The DoT has permitted sharing of active infrastructure. The DoT has yet to accept the TRAI’s recommendation to introduce unrestricted Internet Telephony, particularly PSTN interconnection in India. This may provide new avenues for the Company in the NLD business area, although margins may remain low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our GDMS segment, decreased by 15.54% during fiscal 2011 The decrease was predominantly on account of price reductions. These services contributed approximately 9.69% and 12.32% in fiscals 2011 and 2010, respectively, of the Company’s total revenues.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were  348 million and  379 million (US$ 9 million) for fiscal 2010 and 2011, respectively. For fiscal 2011, we have seen a slight increase in revenues to the extent of  31 million (8.91%) over fiscal 2010 revenues due to higher revenues from existing customers

Internet Leased Lines Revenue

Revenues from internet leased lines increased by approximately 28% in fiscal 2011 as compared to fiscal 2010. The increase was predominantly on account of growth in revenues from enterprise customers and the addition of new circuits.

Internet Revenue

Internet revenues decreased by 12.80% in fiscal 2011 as compared to fiscal 2010. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India, services offered by TCISL and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues decreased to approximately  5,273 million (US$ 118 million) in fiscal 2011 from  6,201 million in fiscal 2010 due to higher price reductions for major customers.

Broadband revenues have decreased to  1,602 million (US$ 36 million) in fiscal 2011 from  2,158 million in fiscal 2010 as there was more churn of broadband customers due to a focus on broadband services to small and medium businesses across India. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Other Revenue

Other revenue increased by 32.56% in fiscal 2011 over fiscal 2010 mainly due to an increase in revenues of VPN, data center services, Global roaming, ethernet, hosting and O&M services. VPN revenues have grown to  3,502 million (US$ 79 million) in fiscal 2011 from  2,008 million in fiscal 2010. IDC revenues have grown to  3,143 million (US$ 71 million) in fiscal 2011 from  2,389 million in fiscal 2010. Global roaming services contributed  3,686 million (US$ 83 million) in fiscal 2011 as against  3,184 million in fiscal 2010. Hosting, Ethernet, TV uplinking and O&M revenue contributed  5,437 million (US$ 122 million) in fiscal 2011 as against  4,479 million in fiscal 2010. Revenue from these services accounted for 20.18% of the Company’s total revenue in fiscal 2011 as compared to 16.34% in fiscal 2010.

Operating Costs

The following table sets forth information regarding the Company’s operating costs for the fiscal years ended March 31, 2010 and 2011.

	2010	2011		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US $ (in millions)	(in millions)%
Network and transmission costs
Interconnect charges	59,006	64,981	1,459	5,975	10.13
Rent of landlines	208	185	4	(23)	(11.06)
Space segment utilization charges	256	205	5	(51)	(19.92)
Other transmission costs	1,982	1,842	41	(140)	(7.06)
Total	61,452	67,213	1,509	5,761	9.37
License fees	794	664	15	(130)	(16.37)
Other operating costs including depreciation and amortization	45,397	46,327	1,040	930	2.05
Total operating costs	107,643	114,204	2,564	6,561	6.10

Network and Transmission Costs

Network and transmission cost increased by 9.37% in fiscal 2011 over fiscal 2010. As a percentage of revenue, network and transmission costs increased to 59.04% in fiscal 2011 from 57.93% in fiscal 2010. The increase in fiscal 2011 was primarily because of increased ILD traffic and the addition of new services.

Interconnect charges increased by 10.13% in fiscal 2011 as against an increase of 20.68% in fiscal 2010. As a percentage of revenue, interconnect charges increased from approximately 55.62% in fiscal 2010 to 57.08% in fiscal 2011. The increase in fiscal 2011 was mainly due to the growth in ILD traffic. The Company now operates in global markets where the pricing of its products and services is extremely competitive, impacting the cost to revenue ratio.

In fiscal 2011, rent of landlines decreased by 11.06% as against a decrease of 26.76% in fiscal 2010. There has been an increase in off-net charges because of an increase in E1s (2MBPS circuits) leased by the Company (22,636 E1s in fiscal 2011 as against 19,799 E1s in fiscal 2010). As a percentage of revenue, rent of landlines decreased from 0.20% in fiscal 2010 to 0.16% in fiscal 2011. The decrease in the rent of landlines inspite of an increase in the number of E1’s was on account of a reduction in the price per E1.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fiber optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have decreased by 19.92% in fiscal 2011 as against a decrease of 19.50% in fiscal 2010. As a percentage of revenue, space segment utilization charges decreased from 0.24% in fiscal 2010 to 0.18% in fiscal 2011 due to such cost rationalization.

License Fees

The license fee payable by the Company to the DoT is 6% of adjusted gross revenues (“AGR”). The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the Government of India. As explained under Item 4 above, we have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2011 and 2010 were  684 million (US$ 15 million) and  785 million, respectively.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded 10% of the license fees it paid towards NLD services for first five years i.e. from fiscal 2002 to fiscal 2006. Accordingly, the Company has taken a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees for that period. Out of the total claim of  802.80 million, 793.10 million was reimbursed by the DoT. The balance of the claim of 9.70 million is pending with the DoT. The Company has requested that the DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 2.05% in fiscal 2011 over fiscal 2010. The increase in other operating cost in fiscal 2011 was primarily due to our infrastructure roll-out and organizational growth. As a percentage of revenue, total other operating costs marginally decreased from 42.80% in fiscal 2010 to 40.69% in fiscal 2011. Details of some of the components of other operating costs were as follows:

•

Depreciation and amortization charges decreased from  14,074 million in fiscal 2010 to  13,980 (US$ 314 million) in fiscal 2011 primarily due to some of the assets reaching the end of their economic useful lives during the year. Net additions in PP&E and Intangible Assets decreased from  21,175 million during fiscal 2010 to  10,624 million (US$ 239 million) during fiscal 2011. The effective rate of depreciation on PP&E was 9.72% and 9.01% in fiscal 2010 and fiscal 2011, respectively. Because of investments in undersea cable assets, cloud computing assets, rollout of NLD and MAN networks and other PP&E, the Company expects its depreciation charge to increase in the foreseeable future.

Manpower costs constituted about 32.55% and 28.29% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs increased by 17.40% in fiscal 2011 as against an increase of 13.90% in fiscal 2010. The increase in fiscal 2011 was primarily due to an increase in manpower and normal increments. During 2011, the Company incurred severance costs of  269 million (US$ 6 million). As of March 31, 2011, the Company had a total of 6,539 employees, of which 5,250 employees (80%) were based in India. Outsourced manpower costs decreased by 31.44% from  2,070 million in fiscal 2010 to  1,419 million (US$ 32 million) in fiscal 2011. Outsourced manpower costs constituted about 3.06% and 4.56% of other operating costs in fiscal 2011 and fiscal 2010.

•

Repairs and maintenance costs constituted about 10.50% and 10.10% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs increased by 6.09% in fiscal 2011 as against a decrease by 11.70% in fiscal 2010 mainly due to an increase in repairs and maintenance charges on plants and machinery, primarily cables, in the current year.

•

Legal and professional fees constituted 1.27% and 2.04% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs decreased by 36.34% in fiscal 2011 as against increase by 4.83% in fiscal 2010. In fiscal 2010 the amount was higher as the Company increased its operations outside India and incurred charges for advisory services related to the Company’s compliance with the covenants in its debt agreements.

Non-Operating Income /Expense

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2010 and 2011:

	2010	2011		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Gain on sale of investments (net)	347	138	3	(209)	(60.23)
Interest income / (expense) net	(1,332)	(3,286)	(74)	1,954	146.70
Dividend income	2	3	—	1	50.00
Foreign exchange gains / (loss) (net)	43	339	8	296	688.37
Liabilities not required to be settled written back	304	625	14	321	105.59
Other income	816	864	19	48	5.88
Total	180	(1,317)	(30)	(1,497)	(831.67)

Gain on Sale of Investments

The gain on sale of investments was  138 million (US$ 3 million) and  347 million in fiscal 2011 and 2010, respectively. In fiscal 2011, the gain on sale of investments included a gain on the sale of mutual fund investments and a sale of Art Technology Group Inc. (ATG) shares. In fiscal 2010, the gain on sale of investments was primarily from the sale of mutual fund investments. Profit from the sale of mutual funds reduced from  343.60 million during fiscal 2010 to  46.23 million (US$ 1.04 million) during fiscal 2011. The reduction was due to a substantially lower level of investments in mutual funds in fiscal 2011 as compared to fiscal 2010. During fiscal 2011, there was also a gain of  91.73 million (US$ 2.06 million) on the sale of the Company’s investments in ATG shares.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to  762 million (US$ 17 million) in fiscal 2011 from  673 million in fiscal 2010 on account of loans made to SEPCO/Neotel. During fiscal 2011, the Company had interest expense of  4,088 million on short-term and long-term debt as against  4,188 million in fiscal 2010. The decrease is primarily on account of higher capitalization of interest in fiscal 2011 compared to fiscal 2010. In fiscal 2011 and 2010, the Company had interest income on income tax refunds of  40 million and  2,183 million related to its India operations, respectively.

Dividend Income

Investments in mutual funds were in debt funds whose return was linked to interest rate movements. In fiscal 2011, a majority of the Company’s investments in mutual funds were sold. As these investments were in growth schemes instead of dividend schemes, the impact of a dividend is realized at the time of the sale of the investment. Dividends from mutual funds increased from  2 million in fiscal 2010 to  3 million in fiscal 2011 because of an increase in investible surplus in Tata Communications Transformation Services Limited.

Liabilities not required to be settled written back

During fiscal 2011, the Company wrote back liabilities of  625 million (US$ 14 million) as against  304 million in fiscal 2010. The reason for liabilities written back is on account of the expiration of the statute of limitations period during which the liabilities were not claimed by the creditors.

Other Income

Other income of  864 million (US$ 19 million) in fiscal 2011 primarily included rental and space sharing income of  232 million (US$5 million), the recovery of bad debts, interest income from customers and scrap sales income of  183 million (US$4 million), a gain on the re-measurement of previously held interests in BitGravity on the acquisition date of  128 million (US$ 3 million) and termination fee from China Enterprise Communication Limited (“CEC”) for terminating the joint venture agreement amounting to  90 million (US$ 2 million). In fiscals 2011 and 2010, other income included rental and space sharing income of  232 million (US$ 5 million) and  246 million, respectively.

Income Tax Expense

The statutory income tax rates in India were 33.22% for fiscal 2011 and 33.99% for fiscal 2010. For fiscal 2011, income tax expense was  765 million (US$ 17 million) as against an income of  969 million for fiscal 2010. The Company incurred tax expense of  765 million (US$ 17 million) since the Company’s operations outside India incurred losses which could not be set-off against the profits earned by the Company’s operations within India.

Fiscal 2010’s income tax benefit of  969 million was comprised of  1,831 million relating to tax expense and  2,800 million relating to excess tax provisions written back by the Company. The Company incurred tax expense of  1,831 million since the Company’s operations outside of India incurred losses which could not be set-off against the profits earned by the Company’s operations within India. The excess income tax provisions written back amounting to  2,800 million were attributable to the receipt of a favorable order by the Company from the Income Tax Appellate Tribunal (ITAT) pertaining to the reimbursement of the DOT levy for fiscal 1994. After reviewing the records produced, the ITAT held that the relevant provisions of the law for reopening of the assessment were not followed by the Income Tax Department (ITD) and therefore quashed the reassessment order summarily. The ITD has appealed to the High Court against the ITAT’s decision, but High Court has dismissed the appeal. The time limit allowing the ITD to appeal against the aforesaid Order of the High Court before the next higher judiciary i.e. Supreme Court, has not yet expired

In fiscal 2007, the Company commenced its analysis under Section 382 of the US Internal Revenue Code to ascertain the amount of operating loss in respect of a subsidiary of Teleglobe International Holdings Ltd (TIHL) that will be available for future utilization consequent to the acquisition of TIHL by the Company in fiscal 2006. In fiscal 2008, deferred tax assets and corresponding valuation allowances of  2,605 million were written-off as the Company concluded that these deferred tax assets were not available for future utilization. The above write-off did not have an impact on the income statement as there was an equal but opposite movement in valuation allowance.

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by the Government of India and penalties would negatively affect the Company’s results of operations by  6,275 million,  1,077 million,  5,530 million and  8,185 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of  4,952 million (out of a total  8,185 million of penalties imposed by the tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to  3,233 million if the Company is unsuccessful in all of its significant tax disputes.

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscal 2010 and fiscal 2011, Tata Communications’ equity ownership interest in United Telecom Limited (“UTL”) was 26.66%, in SEPCO Communications Pty. Ltd (“SEPCO”) was 43.16% and in Neotel Pty Ltd. (Neotel) was 27%. SEPCO is an investment company which owns 51% of the equity of Neotel. Therefore, the effective interest of the Company in Neotel was 49.01% in fiscal 2010 and 2011 for purposes of determining the Company’s share in net loss of equity method investees.

The Company’s share in the net loss of equity method investees in fiscal 2011 was  5,636 million (US$ 127 million) as compared to  3,192 million in fiscal 2010 because the Company’s share in the net losses from Neotel and SEPCO has increased from  3197 million in fiscal 2010 to  5,534 million (US$ 124 million) in fiscal 2011. Neotel is currently in its network and customer reach expansion phase which has resulted in the losses. As the business scale of Neotel increases, the Company expects the losses from Neotel to reduce.

Fiscal Year 2010 Compared to Fiscal Year 2009

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2009 and 2010:

	2009		2010			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US $ (in millions)	% of revenues	(in millions)%
Revenues	97,295	100.00	106,080	2,360	100	8,785	9.03
Operating costs	(92,638)	95.22	(107,643)	(2,395)	101.47	15,005	16.20
Non-operating income, net	3,019	3.10	180	4	0.17	(2,839)	(94.04)
Income tax (expense)/benefit	(2,430)	2.50	969	22	0.91	(3,399)	(139.88)
Dividend tax	(218)	0.22	(218)	(5)	0.21	—	—
Share in net loss of equity method investees	(1,120)	1.15	(3,192)	(71)	3.01	2,072	185.00
Net income attributable to noncontrolling interest	(22)	0.02	(12)	—	0.01	(10)	(45.45)

Net income	3,886	4.00	(3,836)	(85)	3.62	(7,722)	(198.71)

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2009 and 2010:

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US $ (in millions)	(in millions)%
Telephone:
International long distance (“ILD”) and related products	50,587	57,131	1,271	6,544	12.94
National long distance (“NLD”)	5,658	4,305	96	(1,353)	(23.91)
Corporate data transmission:
Leased circuits and IRUs	12,326	13,064	291	738	5.99
Frame relay and MDNS services	814	348	8	(466)	(57.25)
Internet leased lines	5,549	4,448	99	(1,101)	(19.84)
Internet (including Corporate IP Transit)	9,040	9,452	210	412	4.56
Other	13,321	17,332	385	4,011	30.11

Total	97,295	106,080	2,360	8,785	9.03

Telephone

ILD Revenue

ILD with related products is the single largest revenue stream of the Company—53.86% and 51.99% of revenues in fiscal years 2010 and 2009, respectively. Globally, during fiscal 2010, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2010, globally, Tata Communications carried 32.6 billion minutes of international voice traffic, a growth of about 30% over the previous fiscal year. Traffic to and from India has grown from about 8.37 billion minutes in fiscal 2009 to about 9.76 billion minutes in fiscal 2010. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space. In June 2009, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., entered into a major global voice outsourcing strategic agreement with BT. The 5-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. This agreement represented approximately 6 billion minutes per year that the Company will manage on behalf of BT, representing approximately a 20% increase of the Company’s voice traffic volumes in fiscal 2009.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes decreased by 5% in fiscal 2010 over fiscal 2009. Revenues decreased by approximately 24% in fiscal 2010 over fiscal 2009 due to a decrease in volumes. Major telecom operators in India have been rolling out their own networks across India. As these operators start carrying more traffic on their own networks, the Company’s addressable market continues to shrink. Gross revenues per minute have decreased to  0.45 in fiscal 2010 as compared to  0.51 in fiscal 2009.

The Company’s NLD traffic fell by over 5% from 10.04 billion minutes in fiscal 2009 to 9.51 billion minutes in fiscal 2010. Increased competition through the issue of new NLD licenses, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. Continued shrinkage in the Company’s addressable market and falling tariffs is expected to affect this business. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, Tata Communications is dependent on getting traffic from these access providers, many of whom have acquired their own NLD licenses. Meanwhile, direct customer access mechanisms, such as the CAC, have not yet been implemented. During the year, the DoT reviewed the long pending consultation process for the implementation of CAC and eventually recalled the CAC directive and recommended calling cards operated by NLD/ILD operators as an alternative to the CAC. These recommendations have been accepted by the DoT which will enable the Company to enter the retail long distance calling card market. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. The DoT has permitted sharing of active infrastructure. The DoT is yet to accept TRAI’s recommendation to introduce unrestricted Internet Telephony, particularly PSTN interconnection in India. This may provide new avenues for the Company in the NLD business area, although margins maybe low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our GDMS segment, increased by 5.99% during fiscal 2010 over fiscal 2009. The increase was predominantly on account of growth in revenues from other service providers and the addition of new circuits. These services contributed approximately 12.32% and 12.67% in fiscals 2010 and 2009, respectively, of the Company’s total revenues.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were  814 million and  348 million for fiscal 2009 and 2010, respectively. For fiscal 2010, we have seen a decline in revenues to the extent of  466 million (57.25%) over fiscal 2009 revenues because of customers moving to other products and services which are technologically and commercially more efficient. We therefore expect revenues from these services to decline going forward.

Internet Leased Lines Revenue

Revenues from internet leased lines decreased by approximately 19.84% in fiscal 2010 as compared to fiscal 2009 due to low demand for high-speed dedicated internet access by enterprise customers and steep pricing reductions.

Internet Revenue

Internet revenues increased by 4.56% in fiscal 2010 over fiscal 2009. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India, services offered by TCISL and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately  6,201 million in fiscal 2010 from  5,615 million in fiscal 2009 due to an increase in revenues from other service providers.

Broadband revenues increased to  2,158 million in fiscal 2010 from  2,032 million in fiscal 2009 due to our focus on customers from whom the Company generates higher revenues. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Other Revenue

Other revenue increased by 30.11% in fiscal 2010 over fiscal 2009 due to an increase in revenues of VPN, data center services, Global roaming, ethernet, hosting and O&M services. VPN revenues grew to  2,008 million in fiscal 2010 from  1,634 million in fiscal 2009. IDC revenues grew to  2, 389 million in fiscal 2010 from  1,954 million in fiscal 2009. Global roaming services contributed  3,184 million in fiscal 2010 as against  2,716 million in fiscal 2009. Hosting, Ethernet, TV uplinking and O&M revenue contributed  4,479 million in fiscal 2010 as against  2,571 million in fiscal 2009. Revenue from these services accounted for 16.34% of the Company’s total revenue in fiscal 2010 as compared to 13.69% in fiscal 2009.

Operating Costs

The following table sets forth information regarding the Company’s operating costs for the fiscal years ended March 31, 2009 and 2010.

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US $ (in millions)	(in millions)%
Network and transmission costs
Interconnect charges	48,893	59,006	1,312	10,113	20.68
Rent of landlines	284	208	5	(76)	(26.76)
Space segment utilization charges	318	256	6	(62)	(19.50)
Other transmission costs	1,706	1,982	44	276	16.18
Total	51,201	61,452	1,367	10,251	20.02
License fees	863	794	18	(69)	(8.00)
Other operating costs including depreciation and amortization	40,574	45,397	1,010	4,823	11.89

Total operating costs	92,638	107,643	2,395	15,005	16.20

Network and Transmission Costs

Network and transmission costs increased by 20.02% in fiscal 2010 over fiscal 2009. As a percentage of revenue, network and transmission costs increased to 57.93% in fiscal 2010 from 52.62% in fiscal 2009. The increase in fiscal 2010 was primarily because of increased ILD traffic and the addition of new services.

Interconnect charges increased by 20.68% in fiscal 2010 as against an increase of 10.91% in fiscal 2009. As a percentage of revenue, interconnect charges increased from approximately 50.25% in fiscal 2009 to 55.62% in fiscal 2010. The increase in fiscal 2010 was mainly due to the growth in ILD traffic. The Company now operates in global markets where the pricing of its products and services is extremely competitive, impacting the cost to revenue ratio.

In fiscal 2010, rent of landlines decreased significantly as against fiscal 2009 because of a decrease in off-net charges consequent to a decrease in E1s (2MBPS circuits) leased by the Company (19,799 E1s in fiscal 2010 as against 23,244 E1s in fiscal 2009). As a percentage of revenue, rent of landlines decreased from 0.29% in fiscal 2009 to 0.20% in fiscal 2010.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fiber optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have decreased by 19.50% in fiscal 2010 as against an increase of 7.07% in fiscal 2009. As a percentage of revenue, space segment utilization charges decreased from 0.33% in fiscal 2009 to 0.24% in fiscal 2010 due to such cost rationalization.

License Fees

The license fee payable by the Company to the DoT is 6% of adjusted gross revenues (“AGR”). The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the Government of India. As explained under Item 4 above, we have certain disputes with the Government of India over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2010 and 2009 were  785 million and  824 million, respectively.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded 10% of the license fees it paid towards NLD services for first five years i.e. from fiscal 2002 to fiscal 2006. Accordingly, the Company has taken a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees for that period. Out of the total claim of  802.80 million,  793.10 million was reimbursed by the DoT. The balance of the claim of  9.70 million is pending with the DoT. The Company has requested that the DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 11.89% in fiscal 2010 over fiscal 2009. As a percentage of revenue, total other operating costs marginally increased from 41.70% in fiscal 2009 to 42.80% in fiscal 2010. The increase in fiscal 2010 is primarily due to our infrastructure roll-out and organizational growth. Increases in some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from  10,180 million in fiscal 2009 to  14,074 million in fiscal 2010. Due to an increase in the Company’s gross block of PP&E from  112,993 million in fiscal 2009 to  133,765 million in fiscal 2010, there was a corresponding increase in depreciation. The effective rate of depreciation on PP&E was 8.29% and 9.72% in fiscal 2009 and fiscal 2010, respectively. Because of investments in undersea cable assets, data centers, rollout of NLD and MAN networks and other PP&E, the Company expects its depreciation charge to continue to increase in the foreseeable future.

•

Manpower costs constituted about 28.29% and 27.79% of other operating costs in fiscal 2010 and fiscal 2009, respectively. These costs increased by 13.90% in fiscal 2010 as against an increase of 28.26% in fiscal 2009. The increase in fiscal 2010 was primarily due to an increase in manpower and normal increments. As of March 31, 2010, the Company had a total of 6,457 employees, of which 5,275 employees (82%) were based in India. Outsourced manpower costs decreased by 12.37% from  2,362 million in fiscal 2009 to  2, 070 million in fiscal 2010. Outsourced manpower costs constituted about 4.56% and 5.82% of other operating costs in fiscal 2010 and fiscal 2009.

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

Non-Operating Income

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2009 and 2010:

	2009	2010		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Gain on sale of investments (net)	4,289	347	8	(3,942)	(91.91)
Interest income / (expense) net	(2,241)	(1,332)	(29)	(909)	(40.56)
Dividend income	225	2	—	(223)	(99.11)
Foreign exchange gains (loss) (net)	(76)	43	1	(119)	(156.58)
Liabilities not required to be settled written back	228	304	6	76	33.33
Other income	594	816	18	222	37.37

Total	3,019	180	4	(2,839)	(94.04)

Gain on Sale of Investments

The gain on sale of investments was  347 million and  4,289 million in fiscal 2010 and 2009, respectively. In fiscal 2009, the gain on sale of investments included a gain on the sale of our partial investment in shares of Tata Teleservices Limited amounting to  3,904 million. In fiscal 2010, the gain on sale of investments was primarily from the sale of mutual fund investments.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to  673 million in fiscal 2010 from  491 million in fiscal 2009 on account of loans given to SEPCO/Neotel. During fiscal 2010, the Company had interest expense of  4,188 million on short-term and long- term debt as against  2,732 million in fiscal 2009. The increase was mostly because of an increase in the margin on our dollar borrowings and an increase in our rupee debt. In fiscals 2010 and 2009, the Company had interest income on income tax refunds of  2,183 million and  Nil related to its India operations, respectively.

Dividend Income

Investments in mutual funds were in debt funds whose return was linked to interest rate movements. In fiscal 2010, the investments were made in growth schemes, instead of dividend schemes. The impact of a dividend is realized at the time of the sale of the investment. Hence, the dividend income earned on investments in mutual funds decreased.

Other Income

Other income of  816 million in fiscal 2010 included rental and space sharing income of  246 million, interest income from customers and scrap sales income of  98 million. In fiscals 2010 and 2009, other income included rental and space sharing income of  246 million and  249 million, respectively.

Income Tax Expense

The Company’s effective tax rate on a consolidated basis was (70.06%) in fiscal 2010 as against 31.66% in fiscal 2009. The statutory income tax rates in India were 33.99% for fiscal 2010 and 33.99% for fiscal 2009. Fiscal 2010’s income tax benefit of  969 million was comprised of  1,831 million relating to tax expense and  2,800 million relating to excess tax provisions written back by the Company. The Company incurred tax expense of  1,831 million since the Company’s operations outside of India incurred losses which could not be set-off against the profits earned by the Company’s operations within India. The excess income tax provisions written back amounting to  2,800 million were attributable to the receipt of a favorable order by the Company from the Income Tax Appellate Tribunal (‘ITAT’) pertaining to the reimbursement of the DOT levy for fiscal 1994. After reviewing the records produced, the ITAT held that the relevant provisions of the law for reopening of the assessment were not followed by the Income Tax Department (‘ITD’) and therefore quashed the reassessment order summarily. Against the ITAT order, the ITD filed an appeal before the High Court which was dismissed by the High Court. Based on such judicial analysis and the favorable opinions of the legal counsel, the Company believes that no provision is required to be retained in the books for covering the aforesaid liability and consequently, the Company has wrote back the corresponding excess tax provision of  2,800 million.

The Company’s effective tax rate in fiscal 2010 was (70.06%) as against (33.99%) due to excess tax provisions written back on account of a favorable order by the Company from ITAT pertaining to fiscal 1994.

In fiscal 2007, the Company commenced its analysis under Section 382 of the US Internal Revenue Code to ascertain the amount of operating loss in respect of a subsidiary of Teleglobe International Holdings Ltd (TIHL) that will be available for future utilization because of the acquisition of TIHL by the Company in fiscal 2006. In fiscal 2008, deferred tax assets and corresponding valuation allowances of  2,605 million were written-off as the Company concluded that these deferred tax assets were not available for future utilization. The above write-off did not have an impact on the income statement as there was an equal but opposite movement in valuation allowance.

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by Government of India and penalties would negatively affect the Company’s results of operations by  6,275 million,  1,077 million,  5,530 million and  6,871 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties), have been paid in full and classified as advance income taxes on the balance sheet. Penalties of  6,861 million (out of a total  6,871 million of penalties imposed by the tax authorities) have also been paid, which may result in an additional future penalty payment of up to  10 million if the Company is unsuccessful in all of its significant tax disputes.

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscal 2009 and fiscal 2010, Tata Communications’ equity ownership interest in United Telecom Limited (UTL) was 26.66% and in SEPCO Communications Pty. Ltd (SEPCO) was 43.16%. SEPCO is an investment company which owns 51% of the equity of Neotel (Pty) Ltd (Neotel), a company which provides basic telecommunication services in South Africa.

On January 19, 2009, the Company directly acquired an additional 27% equity ownership interest in Neotel.

The Company’s share in the net loss of equity method investees in fiscal 2010 was  3,192 million as compared to  1,120 million in fiscal 2009 because the Company’s share in the net losses from Neotel and SEPCO increased from  890 million in fiscal 2009 to  3,197 million in fiscal 2010. Neotel is currently in its network and customer reach expansion phase which resulted in the losses. As the business scale of Neotel increases, the Company expects the losses from Neotel to reduce.

Critical Accounting Policies

US GAAP

The Company prepares its statutory financial statements in accordance with Indian GAAP. US GAAP differs in certain material respects from Indian GAAP. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted for using the purchase method, valuation of investments, measurement and accounting for impairment loss of long–lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes.

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

Useful lives of Property, Plant and Equipment (“PP&E”) and Other Intangibles

We estimate the useful lives of property, plant and equipment and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets or the fair valuation done at the time of acquisition, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. The Company’s intangible assets include customer relationships, computer software and license costs. Customer relationships, computer software, license and spectrum are amortized using the straight-line method, over the estimated useful lives. The purchase of capacity on specified cables for a stated period of time which is substantially lower than the economic lives of the cables are classified as an operating lease, and recognized as expense on a straight-line basis over the contracted period. Capacity purchase contracts which do not transfer the right to use any specific cable and do not identify capacity in a specific cable, and under which the service provider can meet its obligation by routing the Company’s traffic utilizing capacity in any of its cables depending on availability are accounted for as service contracts. Capacity expense under service contracts are recognized on a straight-line basis over the contract period.

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

Valuation of Goodwill

Goodwill is tested for potential impairment on an annual basis, which for the Company is performed on March 31 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments are generally one level below the operating segment and have been identified as international voice (included under the GVS operating segment), broadband internet through optical fiber, broadband and dial-up internet and Content Delivery Network (all included under the GDMS operating segment).

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

Income Taxes

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of realization of deferred income taxes and the timing of income tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. The Company measures deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change. A valuation allowance is recorded when it is more-likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and all available evidence. Income tax benefits from tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will sustain upon examination. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are recognized. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our financial condition and results of operations in future periods, as well as final review of our tax returns by taxing authorities, which, as a matter of course, are regularly audited by the Indian and foreign tax authorities. Upon adoption of ASC 740-10-25 (formerly FIN 48), the variation on account of review could be minimized but may not be altogether eliminated.

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

Asset retirement obligations

The Company’s asset retirement obligations relate to the costs associated with the removal of long-lived assets when they will be retired. The Company records a liability at the estimated current fair value of the costs associated with the removal obligations. The fair value of a liability for an asset retirement obligation is recognized if a reasonable estimate of the fair value can be made. The liability for an asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset and is depreciated over its useful life. The estimated removal liabilities are based on historical cost information, industry factors and engineering estimates. The Company measures changes in a liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That accretion is recognized as an increase in the carrying amount of the liability and as an expense classified as interest expense in the statement of operations.

Segment Analysis

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) and allocate resources to and assess the performance of the segments of the Company.

Prior to fiscal 2010, the Company recognised the following operating segments based on its then organizational structure:

•	Wholesale Voice: comprised of International Long Distance voice services

•	Enterprise and Carrier Data: comprised of Corporate Data Transmission services

•	Others: Comprised of national voice services, retail Internet, data centers, signaling and roaming services and television

Effective April 1, 2010, the Company changed its business segments to reflect a change in the Company’s operational and organization structure. Accordingly, the Company has identified the following operating segments:

Global Voice Solutions (GVS)	:	International and National Long Distance Voice Services

Global Data and Managed Services (GDMS)	:	Corporate Data transmission services, Internet Data Centre, Virtual Private Network, Mobile Signaling, Global Roaming, TV up linking and other Network and Managed Services

Others	:	Retail Internet Business

Revenues from the GVS and GDMS segments exceed 75% of the Company’s total consolidated revenues. The Chief Operating Decision Makers (“CODM”), comprised of the board of directors and managing director of the Company, determine the Company’s reportable segments, and allocate resources and costs to, and assess the performance of, each of the Company’s segments.

Fiscal Year 2011 Compared to Fiscal Year 2010

The following is a summary of segment information for the fiscal years ended March 31, 2010 and March 31, 2011:

Segment	2010		2011				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	(millions)	(millions)	(millions)	US $ (millions)	(millions)	US $ (millions)	(millions)	(millions)%		%
Global Voice Solutions	61,436	11,014	65,516	1,471	10,015	225	4,080	(999)	6.64	(9.07)
Global Data and Managed Services	42,413	30,600	46,604	1,046	34,282	770	4,191	3,682	9.88	12.03
Others	2,231	2,220	1,720	39	1,666	37	(511)	(554)	(22.90)	(24.95)
Total	106,080	43,834	113,840	2,556	45,963	1,032	7,760	2,129	7.32	4.86

Global Voice Solutions

Revenues from our GVS segment increased by 6.64% in fiscal 2011, from  61,436 million in fiscal 2010 to  65,516 million (US$ 1,471 million) in fiscal 2011. In fiscal 2011 and 2010, the Company carried more than 40 billion minutes and 32.6 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 13 billion minutes in fiscal 2011 and 9.76 billion minutes in fiscal 2010. Similarly, volumes in national long distance services have increased by approximately 9% to 10.39 billion minutes in fiscal 2011 from 9.51 billion minutes in fiscal 2010 and gross revenue per minute for this business decreased significantly from  0.45 in fiscal 2010 to  0.41 (US$ 0.009) in fiscal 2011. The segment results of GVS decreased from  11,014 million in fiscal 2010 to  10,015 million in fiscal 2011, a decrease of 9.07% due to a decrease in margins. However there was continuous focus on increasing volumes as a result of which segment revenues increased

Segment results of GVS were approximately 15.29% and 17.93% of total GVS revenues for fiscal 2011 and fiscal 2010, respectively.

The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Global Data and Managed Services

Revenues from our GDMS segment increased by 9.88% in fiscal 2011, from  42,413 million in fiscal 2010 to  46,604 million (US$ 1,046 million) in fiscal 2011. Though the Company witnessed volume growth, tariff drops were significant and the Company expects tariffs to continue to be under pressure. Also, other value-added services including mobile roaming and signaling, global roaming, data centers, TV uplinking, VPN and O&M, have all contributed to significant growth in segment revenues

The segment result of GDMS increased from  30,600 million in fiscal 2010 to  34,282 million (US$ 770 million) in fiscal 2011, an increase of 12.03%. The GDMS segment results were 72.15% and 73.56% of GDMS segment revenue for fiscal 2010 and fiscal 2011, respectively. However, these segment results are not indicative of the true margins of this segment as substantial costs of the Company cannot be allocated among segments, as discussed below and in the consolidated financial statements of the Company.

Others

Revenues from the Others segment decreased from  2,231 million in fiscal 2010 to  1,720 million (US$ 39 million) in fiscal 2011, a decrease of 22.90%. The segment results decreased from  2,220 million in fiscal 2010 to  1,666 million (US$ 37 million) in fiscal 2011.

Fiscal Year 2010 Compared to Fiscal Year 2009

The following is a summary of segment information for the fiscal years ended March 31, 2009 and March 31, 2010:

Segment	2009		2010				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	(millions)	(millions)	(millions)	US $ (millions)	(millions)	US $ (millions)	(millions)	(millions)%
Global Voice Solutions	56,245	14,042	61,436	1,367	11,014	245	5,191	(3,028)	9.23	(21.56)
Global Data and Managed Services	38,919	29,182	42,413	944	30,600	681	3,494	1,418	8.98	4.86
Others	2,131	2,007	2,231	50	2,220	49	100	213	4.69	10.61
Total	97,295	45,231	106,080	2,361	43,834	975	8,785	(1,397)	9.03	(3.09)

Global Voice Solutions

Revenues from our GVS segment have increased by 9.23% in fiscal 2010, from 56,245 million in fiscal 2009 to 61,436 million in fiscal 2010. In fiscal 2010 and 2009, the Company carried approximately 32.6 billion minutes and 25 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 9.76 billion minutes in fiscal 2010 and 8.37 billion minutes in fiscal 2009. Volumes in national long distance services have decreased by approximately 5% to 9.51 billion minutes in fiscal 2010 from 10.04 billion minutes in fiscal 2009 and gross revenue per minute for this business also decreased from 0.51 in fiscal 2009 to 0.45 in fiscal 2010. The segment results of GVS decreased from 14,042 million in fiscal 2009 to  11,014 million in fiscal 2010, a decrease of 21.56% due to a decrease in margins. However there was a continuous focus on increasing volumes as result of which segment revenues increased

Segment results of GVS were approximately 17.93% and 24.96% of total GVS revenues for fiscal 2010 and fiscal 2009, respectively.

The retentions per minute were in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company was able to maintain its retentions, these were expected to decrease in the foreseeable future.

Global Data and Managed Services

Revenues from our GDMS segment have increased by 8.98% in fiscal 2010, from 38,919 million in fiscal 2009 to 42,413 million in fiscal 2010. Though the Company has witnessed volume growth, tariff drops were significant and the Company expected tariffs to continue to be under pressure. Other value-added services including mobile roaming and signaling, data centers, TV uplinking, VPN and O&M, have all contributed to significant growth in segment revenues

The segment result of GDMS increased from 29,182 million in fiscal 2009 to 30,600 million in fiscal 2010, an increase of 4.86%. The GDMS segment results were 74.98% and 72.15% of GDMS segment revenue for fiscal 2009 and fiscal 2010, respectively. However, these segment results were not indicative of the true margins of this segment as substantial costs of the Company could not be allocated among segments, as discussed below and in the consolidated financial statements of the Company.

Others

Revenues from the Others segment increased from 2,131 million in fiscal 2009 to 2,231 million in fiscal 2010, an increase of 4.69%. The segment results increased from 2,007 million in fiscal 2009 to 2,220 million in fiscal 2010.

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

Liquidity and Capital Resources

	2009	2010	2011
	( millions)	( millions)	( millions)	(US $ millions)
Cash flows provided by operating activities	14,724	14,413	11,678	262
Cash flows used in investing activities	(35,116)	(21,604)	(15,024)	(337)
Cash flows provided by/(used in) financing activities	22,548	4,186	7,847	176
Effect of foreign exchange on cash flows	445	344	(59)	(2)
Cash and cash equivalents, beginning of year	2, 449	5,050	2,389	54

Cash and cash equivalents, end of year	5,050	2,389	6,831	153

Cash Flows Provided by Operating Activities

The Company generated 14,724 million, 14,413 million and 11,678 million (US$ 262 million) as cash from operating activities for fiscal 2009, fiscal 2010 and fiscal 2011, respectively. During fiscal 2011, a decrease in net operating profit contributed to decrease in cash flows from operations.

During fiscal 2011, the net impact of working capital and other non-current assets and liabilities changes was an outflow of  228 million (US$ 5 million) as against an outflow of  397 million in fiscal 2010 and an inflow of 1,474 million in fiscal 2009. The outflow of net working capital and other non-current assets and liabilities changes decreased due to a combination of a net change in accounts receivable, advance income taxes (net), prepaid expenses and other current assets, other non-current assets, accounts payable, accrued expenses and other current and non-current liabilities in fiscal 2011 over fiscal 2010. The changes in working capital and other non-current assets and liabilities arise primarily from the timing of receipts and payments related to our accounts receivable, other current and non-current assets, accounts payable and other current and non-current liabilities.

Cash Flows Used in Investing Activities

The Company used cash amounting to 35,116 million, 21,604 million and 15,024 million (US$ 337 million) towards investing activities during fiscal 2009, fiscal 2010 and fiscal 2011, respectively. The Company’s purchase of tangible and intangible assets net of sale proceeds were lower by 9,594 million in fiscal 2011 as against fiscal 2010. In fiscal 2010, the Company used net cash of  2,826 million during the year from sale of available for sale investments, net of purchases which in 2011 was 3,815 million (US$ 86 million). The Company, during fiscal 2011, also made additional investments and provided loans to the extent of   4,028 million (US$ 90 million) to support its long-term venture in South Africa which in fiscal 2010 was 2,092 million. The Company made additional investments in BitGravity of 308 million (US$ 7 million). During fiscal 2011, the Company also received a refund which amounted to 748 million (US$ 17 million) from China Enterprise Communications Limited arising from dissolution of a joint venture. The restricted interest bearing deposit of  2,550 million was placed with a bank in India in fiscal 2009 as margin money for a short period (40 days) for issuing a bank guarantee until the bank sets up credit limit for the Company. This restricted interest bearing deposit matured during the fiscal 2010 and had a value of 2,662 million at maturity. Further in fiscal 2010, a sum of 9.26 million was placed as interest bearing restricted deposits with banks due to statutory / legal requirements which matured in fiscal 2011 and had a value of  13 million (US$ 0.29 million). As on March 31, 2011, the Company had 76.25 million of interest bearing restricted deposits with banks due to statutory / legal requirements.

Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of 22,548 million in fiscal 2009,  4,186 million in fiscal 2010 and 7,847 million (US$ 175 million) in fiscal 2011. During fiscal 2010, the Company’s proceeds from long-term borrowings net of repayment were 9,389 million, which the Company used for various capital expenditures and to augment growth plans. During fiscal 2011, the Company had availed long term borrowings net of repayments amounting to 59 million. The Company availed debt in an aggregate amount of 7,821 million (US$ 176 million) (net of repayments) in fiscal 2011 ranging from overnight overdrafts to short-term loans for a period up to one year. The Company as on March 31, 2011 had total long-term debt of  55,164 million (US$ 1,239 million) and cash and cash equivalents of 6,831 million (US$ 153 million) as against long-term debt of  55,509 million and cash and cash equivalents of 2,389 million as of March 31, 2010.

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company for new and existing ventures and debt repayments are discussed below. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The extent to which financing is required in fiscal 2012 is discussed below. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets could be detrimental to the Company’s liquidity position and could cause delays and cost escalations in the Company’s business plans. Management expects to honor all its likely commitments through existing surplus cash and liquid investments and any balance through financing.

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of Directors’ Approval for Investments in South Africa

The Company owns 43.16% in SEPCO Telecommunication Pty. Ltd. (SEPCO). SEPCO in turn owns 51% in Neotel, the second national telecommunications operator in South Africa. In addition to the above, the Company directly owns 27% in Neotel. The Board has approved an investment limit of up to US$ 395 million in Neotel.

Planned Capital Expenditures and Cash Requirements

The Company has forecasted total capital expenditures of approximately 25,611 million (US$ 575 million) in its annual operating plan for fiscal 2012 for upgrading facilities and setting up new networks and facilities. This is over and above the investment commitment in Neotel.

The capital expenditures include a planned investment in ongoing cable systems for approximately 8,819 million (US$ 198 million) which includes some of the ongoing projects like Eurasia, the West Africa Cable system and TGN Gulf cable.

Fall in Revenues due to Tariff Drops both in Voice and Data

The Company has gradually over the past years witnessed pricing pressures on its products and services, both in the Global Voice Solutions and Other segments. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline. These factors could cause revenues and profits to decline in fiscal 2012 and future periods, which would affect the working capital of the Company.

Unfavorable Resolution of Tax Disputes

An unfavorable outcome in the future in the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by Government of India and penalties would negatively affect the Company’s results of operations by 6,275 million, 1,077 million, 5,530 million and 8,185 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of 4,952 million (out of total of 8,185 million of penalties imposed by tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to  3,233 million if the Company is unsuccessful in all of its significant tax disputes.

Details of Loan Facilities and Financing Requirements

In fiscal 2011 and fiscal 2010, the Company’s outstanding loan balance increased by approximately 7,231 million and  1,367 million, respectively, consisting of an increase in short-term borrowings of 4,682 million and 6,417 million in fiscal 2011 and 2010 respectively, an increase in long-term borrowings of 2,549 million and a decrease in long-term borrowings of  5,050 million in fiscal 2011 and fiscal 2010, respectively. The additional short-term borrowings were incurred to finance the Company’s working capital requirements. The unsecured short-term borrowings carried a weighted average interest rate of approximately 2.95% per annum and 7.38% per annum in fiscal 2011 and fiscal 2010, respectively. The long-term borrowings consist of secured and unsecured term and foreign currency loans (mainly denominated in US Dollar and Rupee) with a fixed interest rate of 4% and variable interest rates ranging from Libor plus 135 basis points to 470 basis points per annum for US dollar denominated loans and 5.95% to 11.70% per annum on secured and unsecured Indian Rupee loans. The maturity dates of these loans range from April 2011 to March 2020. Please refer note 17 in the Company’s consolidated financial statements for additional information. As of March 31, 2011, the Company’s total interest bearing debt was 176% of total shareholders’ equity as compared to 130% on March 31, 2010.

The Company has unutilized lines of short-term credit facilities of 3,272 (US$ 73 million) million and 9,559 million as of March 31, 2011 and March 31, 2010, respectively and 484.40 million (US$ 10.88 million) and Nil of long-term credit facilities as of March 31, 2011 and March 31, 2010, respectively.

In fiscal 2012, the Company may require additional financing of approximately 10,244 million (US$ 230 million) to meet its likely commitments which are primarily capital expenditures. Further, the Company intends to refinance/repay 13,663 million (US$ 307 million) of short-term loans and 9,064 million (US$ 204 million) of long-term loans maturing in fiscal 2012. The additional financing may be obtained by way of loans from Indian and overseas banks / financial institutions. These loans will be denominated mainly in Indian Rupee, US Dollar and South African Rand.

The Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approvals (including the Government of India).

Details of Loan covenant restrictions:

For fiscal 2011 and fiscal 2010, the financial loans covenants are applicable to long-term dollar denominated loans. It was also applicable to long-term ZAR denominated loans for fiscal 2010, which were prepaid in fiscal 2011. The financial covenants are based on the annual consolidated financial statements of the Company prepared in accordance with Indian Accounting Standards (referred to as “Indian GAAP”). In accordance with the loan agreements, the annual consolidated financial statements to compute the covenants exclude the financial statements of VSNL SNOSPV Pte. Ltd, a subsidiary, SEPCO, and UTL, joint ventures and Neotel a subsidiary of SEPCO (referred to as “Relevant Group”)

A breach of any financial covenant will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2010 and fiscal 2011 are set out below in table. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table.

No.	Loan balance as of March 31, 2010 to which Financial Covenant is applicable	Loan balance as of March 31, 2011 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2010	Actual level pertaining to financial covenant for the fiscal 2011
1	33,438 million	33,109 million (US$ 743 million)	Tangible Net Worth of the Relevant Group

Levels are different for  23,415 million (US$ 525 million) loan availed in fiscal 2011 and different for remaining loans amounting to 9,694 million (US$ 218 million)

Levels for 9,694 million (US$ 218 million) loans

As of March 31, 2010, 2011 and 2012 must exceed 25 billion

As of March 31, 2013 must exceed 35 billion.

As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 42 billion.

Levels for 23,415 million (US$ 526 million) loan

As of March 31, 2011, 2012 and 2013 must exceed 40 billion.

As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 45 billion.

					Tangible net worth was 51.07 billion	Tangible net worth was 46.82 billion (US$ 1.05 billion)

2	33,438 million	33,109 million (US$ 743 million)	Ratio of Total Net Fixed Assets of the Relevant Group to Net Debt	Levels for 9,694 million (US$ 218 million) loans Should exceed 1.6 times Levels for 23,415 million (US$ 526 million) loan Should exceed 1.75 times	The ratio of Total Net Fixed Assets to Net Debt was 3.18 times.	The ratio of Total Net Fixed Assets to Net Debt was For 9,694 million (US$ 218 million) loans - 2.84 times. For 23,415 million (US$ 526 million) loans - 2.62 times.
3	33,438 million	33,109 million (US$ 743 million)	Ratio of Net Debt to EBITDA and limit on Net Debt

Levels for 9,694 million (US$ 218 million) loans

For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 3.25:1, Net Debt should not exceed US$ 2.3 billion

Levels for 23,415 million (US$ 526 million) loan

For fiscal 2011 if the ratio of Net Debt to EBITDA is greater than 3.00:1, Net Debt should not exceed US$ 2.3 billion

For fiscal 2012 if the ratio of Net Debt to EBITDA is greater than 3.00:1, Net Debt should not exceed US$ 2.5 billion

					Net Debt to EBITDA ratio was 3.63 times and the Net Debt was US$ 1,194.75 million.	Net Debt to EBITDA ratio was 3.72 times and the Net Debt was US$ 1,324.36 million.

4	33,438 million	33,109 million (US$ 743 million)	The ratio of EBITDA to Net Interest Expense

Levels for 9,694 million (US$ 218 million) loans

EBITDA in fiscals 2010 to 2014 should exceed Net Interest Expense as follows:

2010 and 2011 - 2.25 times

2012 - 2.75 times

2013 - 3.10 times

2014 and beyond - 3.25 times

Levels for 23,415 million (US$ 526 million) loan

EBITDA in fiscals 2011 to 2014 should exceed Net Interest Expense as follows:

2011 - 2.25 times

2012 - 2.75 times

2013 - 3.75 times

2014 and beyond – 4.00 times

				The ratio of EBITDA to Net Interest Expense was 3.72 times.	The ratio of EBITDA to Net Interest Expense was 3.76 times.
5	33,438 million	33,109 million (US$ 743 million)	Ratio of Net Debt to EBITDA.

Levels for 9,694 million (US$ 218 million) loans

In fiscal 2013 and beyond, Net Debt should not exceed 3.25 times EBITDA.

Levels for 23,415 million (US$ 526 million) loan

In fiscals 2013 and beyond, Net Debt should not exceed 3.00 times EBITDA.

				This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2010.	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2011.

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

For the avoidance of doubt the Wimax license fee will not be deducted when calculating Tangible Net Worth and any depreciation or amortization of the Wimax license fee included in the calculation of Tangible Net Worth shall be cumulatively added back.

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

It may be noted that in case of 9,694 million (US$ 218 million) loans last traded value of TTSL is taken at 100% and in case of  23,415 million (US$ 525 million) loan last traded value of TTSL is taken at 75%.

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

iii.	any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Relevant Group; and

iv.	extraordinary and exceptional items (excluding tax, license fee refunds and any interest on such refunds); and

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

Based on the covenants levels as on March 31, 2011, the Company could have raised additional debt of 29,372 million without breaching any of its debt covenants as on March 31, 2011. Accordingly, considering the Company’s current financial position, and taking into account management’s assessment of its business potential, the Company anticipates that it will continue to comply with the covenants described above.

Other material limitations—Debt and non-debt financing :

Panatone Finvest Limited and the Government of India agreed in the Shareholders’ Agreement that the Company would not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include, among other things, the granting of any security or incurring of indebtedness in excess of the net worth of the Company per se. In the event that Panatone Finvest Limited and the Government of India fail to agree on such matter, their disagreement could result in the Company’s inability to borrow funds for future expansion.

However the Board of Directors of the Company including the nominee directors of the Government of India and Panatone Finvest Limited agreed to allow the Company to raise debt and provide guarantees which may in the aggregate exceed the net worth of the Company per se by up to 41,990 million, subject to the Company obtaining shareholders’ approval in the event the borrowings of the Company on a unconsolidated basis exceed the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2011 stood at 70,075 million and unconsolidated borrowings of the Company as on March 31, 2011 stood at 22,150 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

The authorized share capital of the Company is 3,000 million of which the issued share capital is 2,850 million at a par value of  10 per share. The Company postponed seeking shareholders’ approval for an increase of the current level of authorized capital as required Government approvals were not received at the time of the Annual General Body Meeting held on August 7, 2009. The Company shall approach the shareholders as soon as it receives Government approval for increasing its authorized capital which is under consideration by the Government.

Disclosure on Short Term Borrowings:

The Company’s short term borrowings were in the nature of Buyer’s credit, Post shipment Credit and Others (Unsecured Non Convertible Debentures, Overdrafts and Bilateral Bank Loans)

Buyers Credit and Post shipment credit:

Buyer’s credit funds were borrowed for financing trade imports as and when required. Buyers credit are offered by banks for funding capital goods imports with an option to roll over the facility for a maximum period of three years which results in cash liquidity for a longer period at short term-rates. Post shipment credits were borrowed for financing trade exports as the same are available from banks at highly competitive rates. Post shipment credits are offered by banks for funding exports with option for the borrower to repay upon receipt of funds from the customer which results in cash liquidity before actual customer receipts.

The lenders for these transactions are banks and hence there is minimal credit risk.

Both Buyer’s credit and Post shipment credit were borrowed as and when there were capital imports and exports which resulted in peak borrowing and also explains the difference between average borrowings for the fiscal year and borrowings outstanding as at fiscal year end appearing in Table 1 below

Other Short Term Borrowings:

Short term borrowings and overdrafts were availed for meeting working capital shortfalls. The lenders for these transactions are banks and mutual funds and hence there is minimal credit risk.

The above short-term borrowings were requirement-based resulting in peak borrowing as appearing in table below. Part of these were repaid during the year and part were availed mid-year which explains the difference between average borrowings for fiscal year and borrowings outstanding as at fiscal yearend detailed in table below. The total weighted average interest rate on short term borrowings as on March 31, 2011 was 2.95%.

CATEGORY	Currency	Amount outstanding as at Mar 31, 2011	Average amount outstanding during fiscal 2011	Maximum Amt outstanding during fiscal 2011	Weighted Average Interest rate for fiscal 2011
		Millions	Millions	Millions	Millions
India
Buyers credit	USD	28.30	21.82	28.30	2.15%
Short term unsecured debentures	INR	NIL	391.67	1,850.00	6.86%
Mibor linked borrowings	INR	NIL	75.00	500.00	4.87%
Overdrafts	INR	434.98	314.97	872.79	9.35%

International
Overdrafts	USD	14.30	6.95	16.28	3.25%
Short term borrowings	USD	230.00	118.67	230.00	2.48%

SNOSPV
Short term borrowings	USD	25.00	8.33	25.00	2.96%

TCTSL
Post Shipment Loans	GBP	0.97	0.79	1.67	3.05%

Off-Balance Sheet Arrangements

The Company provided a guarantee for 5,485 million to the buying stake holder of our investment in TTSL shares in fiscal 2009 in respect of certain representation and warranties mainly relating to the validity of the selling shareholders’ title to and sale of TTSL shares and the validity of TTSL’s telecommunication license.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2011:

	Payments Due by Period ( millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long Term Debt	55,164	9,064	19,876	23,104	3,120
Purchase Obligations	11,550	10,644	870	36	—
Other Long Term Contractual Commitments (1)	3,446	2,042	132	1,272	—
Operating Lease Obligations	18,030	2,653	4,567	4,056	6,754

(1)	The other long term contractual commitments consist primarily of bank guarantees amounting to 1,411 million and standby letters of credit amounting to 2,035 million.
(2)	In accordance with the agreement dated September 29, 2011 between the shareholders and lenders of SEPCO Group, the Company has committed to provide additional funding of 3,393 million (US$ 76 million)

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecast total capital expenditures of approximately 25,611 million (US$ 575 million) in its annual operating plan for fiscal 2012 for upgrading facilities and setting up new networks and facilities. The bulk of the capital expenditures will be made to enhance the transmission capacities and last-mile connectivity of the Company, both inland and offshore, the primary benefit of which will be an expansion in our capacity, but the enhancements will also improve network resilience, expand network reach, optimize our network and enable us to offer newer services and solutions. The data and internet product businesses of the GDMS segment of the Company will derive the most benefits from these advancements. In addition, the Company expects to make capital expenditures to grow its ILD Voice business, including expenditures to develop and acquire information technology assets, sustenance capital expenditures and expenditures to enhance infrastructure. The Company also expects to make capital expenditures to develop infrastructure that will be able to be used in all the segments of the Company.

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

In June 2011, the Company upgraded the ERP system for Indian operations to the latest and improved version. The Company is in the process of migrating most of the entities of the group to a common ERP system and also implementing a specialized tool for planning and consolidation which are expected to be completed during fiscal 2012.

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

As of September 30, 2011, the Board had eleven directors—three independent directors, two directors nominated by the GoI and six directors nominated by Panatone Finvest Limited.

Mr. Vinod Kumar, who was a non-executive director on the board, was appointed as the Managing Director and Group CEO with effect from February 1, 2011 subject to approval of shareholders and the Central Government as may be necessary. He replaced Mr. N. Srinath and Mr. Srinath continues to be a Director on the Board of Tata Communications Ltd and some of its subsidiary/associate companies. Mr. H.P. Mishra, who was nominated by the Government of India as a permanent (non-retiring) director, has ceased to be a director on the board of Tata Communications Limited with effect from with effect from April 1, 2010. Mr. Manish Sinha, Deputy. Director General (LF), Department of Telecommunications, was appointed in place of Mr. H.P. Mishra on the board of the Company. Mr. Manish Sinha ceased to be a director on the board of Tata Communications Limited with effect from September 15, 2010; effective the same date, Mr. Shabhaz Ali, Deputy Director General (TRF & Accounts), Department of Telecommunications, was appointed as government nominee director on the board of the Company. Mr. PV Kalyanasundaram and Dr. V.R.S Sampath, both independent directors ceased to be directors with effect from May 20, 2011 and June 2, 2011, respectively. Mr. AK Srivastava, then Deputy Director General (AS) and Mr. Shahbaz Ali ceased to be directors with effect from August 9, 2011.

On the recommendation of the government, the board has appointed Mr. Uday B. Desai as an additional director (independent) with effect from 6 June 2011. Mr. AK Mittal, Senior Deputy Director General (AS), DoT and Mr. Saurabh Tiwari, Deputy Director General (LF.II), DoT, nominated by the Government of India were appointed as additional directors with effect from August 9, 2011.

The business address of each of the directors is the registered office of the Company. As of September 30, 2011, the directors, their positions and terms were as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava	69	Independent Director and Chairman	Liable to retire by rotation	May 2002
Vinod Kumar	46	Managing Director and Group Chief Executive Officer	Non-retiring Director	February 2007
Srinath Narasimhan	49	Director	Non-retiring Director	February 2002
Kishor A. Chaukar	64	Director	Liable to retire by rotation	July 2002
Amal Ganguli	72	Independent Director	Liable to retire by rotation	July 2006
S. Ramadorai	67	Director	Liable to retire by rotation	June 2007
A.R.Gandhi	68	Director	Liable to retire by rotation	September 2007
Dr. Ashok Jhunjhunwala	58	Director	Liable to retire by rotation	October 2008
Mr. Uday B Desai	60	Independent Director	Liable to retire by rotation	June 2011
Ajay Kumar Mittal (1)	56	Director (GoI Nominee)	Liable to retire by rotation	August 2011
Saurabh Tiwari (1)	44	Director (GoI Nominee)	Liable to retire by rotation	August 2011

(1)	Typically, nominee directors continue on the Board for so long as the nomination is not changed by the GoI.

There are no exclusive directors’ service contracts providing for benefits upon termination of employment with the Company or any of its subsidiaries except those normal retirement benefits applicable to the employees of the Company. However, as per the agreement between the Company and Mr. Vinod Kumar, his employment can be terminated by either party by giving six months notice or by the Company on paying six months’ basic salary in lieu thereof.

Set forth below is selected biographical information for the Company’s directors:

MR. SUBODH BHARGAVA

CHAIRMAN

Mr. Subodh Bhargava, born in 1942, holds a Degree in Mechanical Engineering from the University of Roorkee. He started his career with Balmer Lawrie & Co., Kolkata before joining the Eicher group of companies in Delhi in 1975. On March 31, 2000, he retired as the Group Chairman and Chief Executive and is now the Chairman Emeritus, Eicher group. He is the past President of CII and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. Over several years, he has been a key spokesperson for Indian industry, contributing to and influencing government policy while simultaneously working with industry to evolve new responses to the changing environment. He was a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He was also the chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI). Mr. Bhargava has been closely associated with technical and management education in India. He was the Chairman of the Board of Apprenticeship Training and a Member of the Board of Governors of the University of Roorkee; The Indian Institute of Foreign Trade, New Delhi; the Indian Institute of Management, Indore; and the Entrepreneurship Development Institute of India, Ahmedabad. He is currently on the Board of Governors of IIM (Lucknow), other institutions for engineering and business management education and the Centre for Policy Research. He is a Member of the Technology Development Board, Ministry of Science & Technology, Govt. of India. He was conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee. Mr Bhargava is the Chairman of Tata Communications Limited and also Wartsila India Limited and a Director on the boards of several Indian corporates such as Tata Steel Limited, Tata Motors Limited and Larsen & Toubro Ltd.

MR. VINOD KUMAR

MANAGING DIRECTOR & GROUP CEO

Vinod Kumar is Managing Director of Tata Communications Limited and CEO of the Tata Communications Limited group. Mr. Kumar joined Tata Communications in April 2004, just when the Company was starting to grow internationally. He was closely associated with the acquisitions of TGN and Teleglobe and assumed responsibility as Managing Director of the Company’s international operations. Subsequently, he was promoted to Chief Operating Officer, whilst managing the Global Data Business Unit as well as the Engineering and Operations functions. Mr Kumar was also appointed as a non-executive director on the Board of Tata Communications Limited in February 2007. In February 2011, Mr. Kumar was appointed as the Managing Director of Tata Communications Limited and as Tata Communications Limited Group CEO. Mr. Kumar has been at the forefront of Tata Communications’ shift away from traditional network services towards managed services and, recently, cloud computing. With over 20 years of experience in the global telecom industry, Mr. Kumar has an impressive track record in developing business strategies and creating fast growth organizations across the world. Prior to Tata Communications, he was Senior Vice President of Asia Netcom, responsible for generating top-line growth including strategy formulation, product marketing and sales. He was actively involved in the financial restructuring and eventual asset sale of Asia Global Crossing to China Netcom, resulting in the formation of Asia Netcom. In 1999, Mr. Kumar joined WorldCom Japan as Chief Executive Officer. Prior to this, he held various senior positions in Global One in the United States and Asia where he has had major responsibilities in market management, sales, marketing, product management, multinational account management and operations. Mr. Kumar is a Member on the Board of Economic Development Board (EDB), the lead government agency responsible for planning and executing strategies to enhance Singapore’s position as a global business centre and grow the Singapore economy. Mr. Kumar is also a Member on the Governing Council of Human Capital Leadership Institute (HCLI) in Singapore, a premier institution for raising human capital management capabilities in Asia. Mr. Kumar was born in 1965 and graduated with honours in Electrical and Electronic Engineering from the Birla Institute of Technology and Science in India.

MR. SRINATH NARASIMHAN

DIRECTOR

Mr. N. Srinath, born in 1962, has a degree in Mechanical Engineering from IIT (Chennai) and a Management Degree from IIM (Kolkata), specialising in Marketing and Systems. Since joining Tata Administrative Services in 1986, Mr. Srinath has held positions in Project Management, Sales & Marketing, and Management in different Tata companies in the ICT sector. On completing his probation with the TAS in 1987, Mr. Srinath joined Tata Honeywell, a start-up in the business of process control systems, as Project Executive working until late 1988 on securing various statutory approvals and funding necessary for the project. He then moved to Tata Industries as Executive Assistant to the Chairman, an assignment he handled until March 1992. In that period, he was also part of the team that set up Tata Information Systems (later Tata IBM). From June 1992 to February 1998 he handled a number of assignments in Tata Information Systems Limited in Sales & Marketing to enterprise customers in the banking, retail, petroleum and process manufacturing sectors. In March 1998, Mr. Srinath returned to Tata Industries as General Manager (Projects) responsible for overseeing the project implementation of Tata Teleservices fixed line telecom service in the state of Andhra Pradesh. In April 1999, he took over as the Chief Operating Officer of Tata Teleservices responsible for Sales, Customer Service, Networks and Information Technology. From late 2000 until February 2002, he was the Chief Executive Officer of Tata Internet Services, a start-up Internet services business serving retail and enterprise customers. Mr. Srinath joined Tata Communications (then known as VSNL) in 2002 as Director (Operations) when the Tata Group was selected as the strategic partner for the Company. Since February 2007 Mr. Srinath has been the Managing Director of Tata Communications Limited & CEO of the Tata Communications global group of companies. Under his leadership, Tata Communications has transformed from a monopoly, public sector undertaking into a global communications services provider offering advanced network, managed and cloud services to customers worldwide. Mr. Srinath has received several recognitions in the telecom industry. He was named the ‘Telecom CEO of the Year’ in Asia by the leading publishing Group Telecom Asia in the 2006 edition of their awards. The Institute of Economic Studies (IES), a research oriented organisation, conferred its Udyog Rattan Award on Mr. Srinath in November 2006. In 2008 and 2009, Mr. Srinath was named as the world’s eighth most influential telecom personality by the Global Telecoms Business magazine as well as the ‘Telecom Person of the Year’ by the India-based Voice and Data magazine in 2008. Since February 1, 2011, he has been appointed as the Managing Director of Tata Teleservices Limited one of India’s leading mobile service providers.

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar, born in 1947, currently the Managing Director of Tata Industries Limited (TIL), is a post-graduate in management from the Indian Institute of Management at Ahmedabad. TIL is the smaller of the two principal holding companies of the Tata Group, India’s largest and best-known conglomerate. TIL acts as the new projects promotion arm of the Group, and spearheads the entry of the Group in the emerging, high-tech and sunrise sectors of the economy. In his capacity as Managing Director of TIL, Mr. Chaukar is responsible for enhancing the value and interest of TIL in TIL divisions and in companies where TIL has made investments. Mr. Chaukar is a member of the Group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He also chairs the Tata Council for Community Initiatives (TCCI), the nodal forum of the Group, on matters related to corporate sustainability. Mr. Chaukar is a member of the Board and Advisory Board of several national and international organizations in the Corporate Sustainability and Human Rights space, Global Reporting Initiative – Amsterdam Shell Foundation Breathing Space India Advisory Board – New Delhi, and the Tata Memorial Centre – Mumbai. Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd. (July 1993 to October 1998), and was a member of the Board of Directors of ICICI Ltd. from February 9, 1995 to October 15, 1998 and Bhartiya Agro Industries Foundation, an NGO engaged in rural development and Godrej Soaps Ltd.

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli, born in 1939, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Chartered Accountants of England and Wales and a member of the New Delhi Chapter of The Institute of Internal Auditors, Florida, USA. He was the Chairman and Senior Partner of Pricewaterhouse Coopers (PWC), India until his retirement on 31 March 2003. Besides his qualifications in the area of accounting and auditing, Mr. Ganguli is an alumnus of IMI, Geneva. Mr. Ganguli trained in the UK to become a Chartered Accountant. He was seconded as a Partner to PWC, UK/USA for a year in 1972-73. During his career, which is spanned over 40 years, Mr. Ganguli’s range of work included International Tax advice and planning, cross border investments, corporate mergers and re-organizations, financial evaluation of projects, management, operational and statutory audit and consulting projects funded by international funding agencies. In the course of his professional career, he has dealt with a variety of clients, including US AID, the World Bank, ADB, NTPC, Alcatel, GE, Hindustan Lever, STC, Hewlett Packard and IBM. Mr. Ganguli is a member of the Board of Directors of number of companies, such as Hughes Communications India Limited, HCL Technologies Limited, New Delhi Television Limited, Century Textiles and Industries Limited, Aricent Technologies (Holdings) Ltd, AVTEC Ltd, ICRA Ltd and Maruti Suzuki India Ltd. Mr. Ganguli is a member of the Audit Committees of HCL Technologies Limited, Century Textiles and Industries Limited, and ICRA Ltd. He is the chairman of the Audit Committee of Aricent Technologies (Holdings) Ltd, New Delhi Television Ltd, Tata Communications Limited and Maruti Suzuki Ltd.

MR. S. RAMADORAI

DIRECTOR

In February 2011, S. Ramadorai first entered public service when the Indian Government appointed him as the Advisor to the Prime Minister in the National Skill Development Council, in the rank of Cabinet Minister. The Council, which is headed by the Prime Minister, seeks to develop a strategy for Skill Development at the national level with a view to addressing skill deficits. Mr. S. Ramadorai, born in 1944, Vice-Chairman of Tata Consultancy Services Limited (TCS), has been associated with TCS for the past 39 years. He took over as CEO of TCS in 1996 when TCS’s revenues were at $160 million and has since led the Company through some of its most dynamic phases, including its going public in 2004. In October 2009, he stepped down as CEO, leaving a $6 billion global IT services company to his successor and is now the Vice Chairman of the Company. Today, the Company’s revenues stand at USD 8 billion for the fiscal year ended 31 March 2011, with an employee base of over 198,500 of the world’s best trained IT consultants in 42 countries. Mr. Ramadorai is the Chairman of other Tata companies - Tata Elxsi Ltd, Tata Technologies Ltd, CMC Ltd and CRL Limited. He is also on the boards of a number of companies and educational institutions – Tata Industries, Hindustan Unilever Limited, the Bombay Stock Exchange and the MIT Sloan School of Management (EMSAB). In recognition of Mr. Ramadorai’s commitment and dedication to the IT industry he was awarded the Padma Bhushan (India’s third highest civilian honour) in January 2006. In April 2009, he was awarded the CBE (Commander of the Order of the British Empire) by her Majesty Queen Elizabeth II for his contribution to Indo-British economic relations. His academic credentials include a Bachelors degree in Physics from Delhi University (India), a Bachelor of Engineering degree in Electronics and Telecommunications from the Indian Institute of Science, Bangalore (India) and a Masters degree in Computer Science from the University of California - UCLA, USA. In 1993, Mr. Ramadorai attended the Sloan School of Management’s highly acclaimed Senior Executive Development Program.

MR. A.R. GANDHI

DIRECTOR

Mr. Arunkumar Ramanlal Gandhi, born in 1943, is a director on the Board of Directors of Tata Sons Ltd and is a member of the Group Corporate Centre of the Tata Companies. He is a fellow member of the Institute of Chartered Accountants in England and Wales and the Institute of Chartered Accountants of India. He is an associate member of the Chartered Institute of Taxation, London. Prior to joining Tata Sons, he was with M/s N. M. Raiji & Co., Chartered Accountants. He joined the firm as a partner in July 1969 and in 1993 became a senior partner. The firm has more than 60 years of professional standing. He joined Tata Sons Limited as an Executive Director on 18th August 2003 and continued in that position until 17th August 2008. Mr. Gandhi has been assisting the Tata Group in acquiring diverse assets and companies across the globe. This has enabled the Tata Group to acquire critical assets, resources and access to world class R&D facilities. In the course of his professional career, Mr. Gandhi has worked on numerous mergers and acquisitions, both crossborder and domestic transactions. Mr. Gandhi has been a member of various committees constituted by industry forums and regulatory bodies, such as SEBI’s Takeover Panel Exemption Committee and the Institute of Chartered Accountants of India’s Accounting Standards Board.

DR. ASHOK JHUNJHUNWALA

DIRECTOR

Dr. Ashok Jhunjhunwala, born in 1953, received his B.Tech degree from IIT, Kanpur, and his MS and Ph.D degrees from the University of Maine. From 1978 to 1981, he was with Washington State University as Assistant Professor. Since 1981, he has been teaching at IIT, Madras, where he leads the Telecommunications and Computer Networks group (TeNeT). This group works with industry in the development of technologies relevant in India. It has incubated several technology companies which work in partnership with TeNeT group to develop Telecom and Banking products for Indian Urban and Rural Markets. He chairs the Rural Technology Business Incubator (RTBI) at IIT Madras and the Mobile Payment Forum of India (MPFI). Dr. Ashok Jhunjhunwala was awarded the Padma Shri in the year 2002. He was awarded Shanti Swarup Bhatnagar Award in 1998, Dr. Vikram Sarabhai Research Award for the year 1997, Millennium Medal in Indian Science Congress for the year 2000, H.K. Firodia for “Excellence in Science and Technology” for the year 2002, Shri Om Prakash Bhasin Foundation Award for Science & Technology for the year 2004, Jawaharlal Nehru Birth Centenary Lecture Award by INSA for the year 2006, IBM Innovation and Leadership Forum Award by IBM for the year 2006 and an Honorary Doctorate by the institute of Blekinge Institute of Technology Sweden and Excellence in Science and Technology Award. He is a Fellow of World Wireless Research Forum, IEEE and Indian academies, including INAE, IAS, INSA and NAS. Dr. Jhunjhunwala is a Director on the Board of many other companies, such as TTML, Polaris, 3i Infotech, Sasken, Tejas and Exicom. He is a member of the Prime Minister’s Scientific Advisory Committee.

DR. UDAY B. DESAI

DIRECTOR

Mr. Uday B. Desai received a B. Tech. degree from Indian Institute of Technology, Kanpur, India, in 1974, a M.S. degree from the State University of New York, Buffalo, in 1976, and a Ph.D. degree from Johns Hopkins University, Baltimore, U.S.A., in 1979, all in Electrical Engineering. Since June 2009, he has been Director of IIT Hyderabad. From 1979 to 1984, he was an Assistant Professor in the School of Electrical Engineering and Computer Science Department at Washington State University, Pullman, WA, U.S.A., and was Associate Professor at the same place from 1984 to 1987. From 1987 to May 2009 he was a Professor in the Electrical Engineering Department at the Indian Institute of Technology - Bombay. He was Dean of Students at IIT-Bombay from Aug 2000 to July 2002. He has held a Visiting Associate Professor’s position at Arizona State University, Purdue University, and Stanford University. He was a visiting Professor at EPFL, Lausanne during the summer of 2002. From July 2002 to June 2004 he was the Director of HP-IITM R and D Lab. at IITMadras. His research interest is in wireless communication, Cognitive Radio, Cyber Physical Systems, wireless sensor networks and statistical signal processing. He is also interested in multimedia, image and video processing. He is the Editor of the book “Modeling and Applications of Stochastic Processes” (Kluwer Academic Press, Boston, U.S.A. 1986) and co-editor of Second Asian Applied Computing Conference, Springer Verlag (2004). He is also a co-author of four books “A Bayesian Approach to Image Interpretation”, “Multifractal based Network Modeling”, Multihop Mobile Wireless Networks, and “Capacity Enhancement and Interference Mitigation in Multiuser UWB: Capacity Enhancement and Interference Mitigation in Multiuser Ultra Wideband (UWB) Systems”. Dr. Desai is a senior member of IEEE, a Fellow of INSA (Indian National Science Academy), Fellow of Indian National Academy of Engineering (INAE), and a Fellow of The Institution of Electronic & Telecommunication Engineers (IETE). He is the recipient of the J C Bose Fellowship. He is also the recipient of the Excellence in Teaching Award from IIT-Bombay for 2007. He was an associate editor of IEEE Transactions on Image Processing from Jan 1999 to Dec. 2001. He is on the Technology Advisory Board of Microsoft Research Lab. India. He was one of the founding members of COMSNETS and the Society for Cancer Research and Communication. He was the Chair for IEEE Bombay Section from 2006-2008. He was also on the Visitation Panel for the University of Ghana.

MR. AJAY KUMAR MITTAL

DIRECTOR

Mr. A.K. Mittal graduated in Engineering, Electronics and Communications in 1976 from the University of Roorkee (now one of the Indian Institutes of Technology). He also holds a Diploma in Management. After working in the R&D wing of Indian Telephone Industries Ltd. for about two and a half years, he joined Indian Telecom Service in the erstwhile Posts & Telegraphs Department (now Department of Telecommunications) in February, 1979 and was posted as Assistant Divisional Engineer Telecom. In 1981, he was given charge of setting up the ground segment of the New Delhi Satellite Earth Station located at Sikandarabad (U.P.) for the INSAT-1, series of satellites where he commissioned and then operated SCPC, FDM-FDMA Systems for voice communication as well as TV uplinking, Radio uplinking, meteorological data uplinking and reception systems. He also set up the Network Operations Control Centre NOCC) for INSAT. Later he was involved in setting up Earth Stations in remote and hilly areas of some states. As Assistant Director General (Satellite Planning) in the Department of Telecommunications Headquarter, in 1987, he was involved in planning of satellite communications systems. Thereafter, as Director Telecommunications, he was responsible for operations and maintenance of a large Optical Fibre, Microwave, Coaxial and Satellite Communication Network in the State of U.P. In 1991, as Director in the Headquarters of the Department of Telecom, he handled regulation and tariffing of telecommunications services. He was responsible for activities relating to opening up of the telecom sector for competition from 1991 onwards. This included invitation of bids for basic services, mobile services and radio paging services. He remained in this position for over 6 years. Subsequently, from 1998 onwards, as General Manager in U.P. (West) Circle of Department of Telecommunications, he headed the Operations and Maintenance Wing, responsible for making policies in respect of operations of all types of services and ensuring that services are maintained as per desired Quality of Service. He was deputed to the Headquarters of BSNL, a public sector unit under the Ministry of Communications, as Deputy Director General (Network Management) in the year 2000 where for a period of about 7 years he was in-charge of management of BSNL’s international and national long distance switching and transmission network. During this period, he set up Network Management Systems, an overlay managed signaling network, a KU Band VSAT Network and a country-wide Managed Leased Line Network. He was also a member of the core team responsible for planning and implementation of the Indo-Srilanka Submarine Cable System. Later, for a period of over two years, while on deputation to BSNL, he worked as General Manager (Mobile Network Planning and Operations) in J&K State. Currently he is working as Senior Deputy Director General in DoT headquarters responsible for policy on licensing of Access Services and related matter as well as implementation of telecom security related policies.

MR. SAURABH KUMAR TIWARI

DIRECTOR

Mr. Saurabh K Tiwari, born in 1967, holds a Masters degree in Political Science with a Certificate of Merit from the University of Allahabad. He completed his MBA with specialisation in Finance from the National Institute of Financial Management, an autonomous body under the Ministry of Finance, Govt. of India. He has recently completed LLB from Delhi University. Besides being a Fellow of the University Grants Commission, he has taught Political Philosophy in the Post Graduate Classes of the University of Allahabad for two years. After passing the Civil Services Examination in 1993, he joined the Indian P&T Accounts and Finance Service. He has wide ranging work experience in the Government of India and PSUs. He has handled the Central Area of MTNL, Delhi which provides service to the elite of India, including the President, Prime Minister, Union Council of Ministers, Embassies, High Commissions and the Central Business District. He has also served as the Financial Advisor to various units of the Indian Air Force, including the Central Air Command, Bamrauli. He was instrumental in designing and implementing the software for the revision of pension of more than two million Defence Pensioners, spread throughout the country, as per the recommendations of the Sixth Pay Commission. His current assignment as Deputy Director General (Licensing Finance), Department of Telecom, Government of India involves assessment of revenue in an amount of  165 thousand crores annually resulting in collection of  10,000 crores (approximately) in the form of license fee – the single largest contributor to the non-tax revenue of India. He has attended various trainings and seminars in India and abroad. Besides, he has been a regular faculty in various training institutes. Mr. Tiwari has exemplary leadership qualities. He has been the General Secretary of the Indian P&T Accounts and Finance Service Officers’ Association for almost a decade now. An avid sportsperson, he has won various awards in games like Volley ball, Football, Badminton, Cricket and Tennis.

Principal Officers

The names and designations of our other principal officers are listed in the table below.

Name	Age	Position	Date of Joining
Satish Ranade	58	Company Secretary and Chief Legal Officer	May 1987
Madhusudhan MR	48	Chief Officer—Customer Services and Operations	June 2004
Sanjay Baweja	51	Chief Financial Officer	January 2009
Srinivasa Addepalli	36	Senior Vice President—Corporate Strategy and Marketing	October 2006
John Hayduk	42	Senior Vice President and Chief Technology Officer—Network and Services Engineering	September 2005
Michel Guyot	53	President—Global Voice Business	February 2006
John Freeman	41	General Counsel	June 2004
Aadesh Goyal	48	Global Head HR	Feb 2010
Laurie Bowen	50	President Sales & Strategy, Global Data & Mobility Services	April 2010

Set forth below is selected biographical information for the Company’s principal officers:

Mr. Satish G. Ranade, Company Secretary & Chief Legal Officer, joined the Company in 1987 and has been closely associated with the organic and inorganic expansion of the Company. Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a law graduate and a Fellow Member of the Institute of Company Secretaries of India.

Mr. MR Madhusudhan, Chief Officer, Customer Service and Operations has been with the Company since June 2004. Prior to that, he worked with various companies, including NDDB, BPL Mobile AT&T and Lucent Technologies.

Mr. Sanjay Baweja, Chief Financial Officer, is a Chartered Accountant and a Cost & Works Accountant and has been with the Company since January 2009. Prior to joining the Company, he was with Emaar MGF Land Limited as Executive President—Corporate Affairs and Chief Risk Officer. He has also worked in several roles across Bharti Airtel, Xerox Modicorp, Digital Equipment and Ballarpur Industries.

Mr. Srinivasa Addepalli, Senior Vice President—Corporate Strategy and Marketing, transferred to the Company from Tata Industries in October 2006, where he was in the group Chairman’s Office and responsible for coordinating the various telecom activities within the group. Prior to that, he was with the Tata Strategic Management Group, where he was closely involved with the formulation of the Tata companies’ telecom strategy and business plans, including the acquisition of Tata Communications Limited and the expansion of Tata Teleservices.

Mr. John Hayduk, President, Product Management and Service Development was previously Senior Vice President and Chief Technology Officer—Network and Services Engineering. He has over 15 years of telecommunications experience. Prior to joining the Company in September 2005, he ran Telcordia’s IMS/Network business unit.
Mr. Michel Guyot, President—Global Voice Business, has over 30 years of international telecommunications experience. He joined the Company in March 1977, and his previous position was Vice President—International Markets (Europe, Middle East, Africa, Asia-Pacific) for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

Mr. John R. Freeman, General Counsel has over 15 years of international, cross border telecommunications experience representing large multinational companies in legal and compliance matters. Prior to joining Tata Communications in April 2004, Mr. Freeman served as General Counsel and Assistant General Counsel to several multinational telecommunications / managed services companies headquartered in Asia, the US and Europe.

Mr. Aadesh Goyal, Global Head HR, received his Masters in Management Studies from BITS-Pilani. Mr. Goyal joined the Company in 2010 as Global Head of Human Resources. He comes to us from PeopleStrong HR Services where he was the Chairman and CEO. Earlier, he worked with Aricent/Hughes Software Systems for 16 years where he had joined as part of the start-up team and was also a Director on the Board. He played several roles including Global Head of HR, CEO of its BPO Business, and Head of the Gurgaon Center. He started his career with C-DoT in Project Management and HR & Technology promotion.

Ms. Laurie Bowen, President, Sales & Strategy—Global Data & Mobility, has over 27 years experience in telecommunications working for both BT and IBM prior to joining Tata Communications in 2010. She holds two BSC degrees in Computer Science and Electrical Engineering.

No director or officer of the Company has any family relationship with any other officer or director of the Company. Other than as described above, there are no arrangements or understandings among any directors or any officers and any other persons regarding their elections to their posts with the Company.

Compensation of Directors and Officers

Non-Executive Directors

Remuneration up to a sum not exceeding 1% per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 349 and 350 of the Indian Companies Act) is distributed amongst the directors of the Company as may be decided by the Board. Our shareholders’ approval of this remuneration plan expired on April 1, 2010. For fiscal 2011, the remuneration plan will be put before the shareholders for their approval for the next five years.

During fiscal 2011, the directors, other than the executive directors, received a sitting fee not exceeding 20,000 (US$449) for attending each Board and audit committee meeting and 10,000 (US$225) per meeting for attending the meetings of the committees of the Board other than the audit committee. During fiscal 2011, a total amount of  1,960,000 (US$44,005) was paid towards sitting fees.

All directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

The details of the commissions provided and sitting fees paid to our non-executive directors for fiscal 2011 are as follows:

	(Amount in Million)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava [Chairman]	0.64	0.41
Mr. Vinod Kumar (Refer Note 1)	—	—
Mr. N Srinath (Refer Note 2)	—	—
Mr. Kishor A. Chaukar	0.28	0.31
Mr. P.V. Kalyanasundaram (Refer Note 3)	0.25	0.28
Dr. V.R.S. Sampath (Refer Note 4)	0.24	0.27
Mr. Amal Ganguli	0.44	0.33
Mr. S. Ramadorai	0.09	0.12
Mr. A.K. Srivastava (Refer Note 5 and 10)	—	—
Mr. Arun Gandhi	0.09	0.08
Dr. Ashok Jhunjhunwala	0.14	0.16
Mr. Manish Sinha (Refer Note 6 and 10)	—	—
Mr. Shahbaz Ali (Refer Note 7 and 10)	—	—
Mr. Uday B Desai (Refer Note 8)	—	—
Mr. Ajay Kumar Mittal (Refer Note 9 and 10)	—	—
Mr. Saurabh Tiwari (Refer Note 9 and 10)	—	—
Total	2.17	1.96

Notes:

1.	Non-executive Director until January 31, 2011. Appointed as MD & group CEO with effect from February 1, 2011
2.	Non-executive Director with effect from February 1, 2011
3.	Resigned with effect from May 20, 2011
4.	Resigned with effect from June 2, 2011
5.	Resigned with effect from August 9, 2011
6.	Joined with effect from April 1, 2010 and resigned with effect from September 15, 2010
7.	Joined with effect from September 15, 2010 and resigned with effect from August 9, 2011
8.	Joined with effect from June 6, 2011
9.	Joined with effect from August 9, 2011
10.	The Government Directors have informed the Company that they shall not accept any sitting fees or commission as their Directorships are considered to be part of their official duty.

Executive Directors and Principal Officers

During fiscal 2011, the aggregate amount of compensation paid to all directors and principal officers of the Company was approximately  305.98 million (US$ 6.87 million) and individual compensation of executive directors and principal officers located in India was as follows:

	Gross Remuneration
	( )	(US$)
Name	(in Millions)
Mr. Vinod Kumar [Executive Director with effect from February 1, 2011]	29.85	0.67
N. Srinath	18.09	0.41
Satish Ranade	9.35	0.21
Madhusudhan MR	15.58	0.35
Sanjay Baweja	15.13	0.34
Srinivasa Addepalli	10.49	0.24
Aadesh Goyal	10.62	0.24

For fiscal 2011, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for directors and principal officers was approximately 8.54 million (US$ 0.19 million). A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on three main components – company achievement during the fiscal year under consideration, functional imperatives achievement and individual’s achievement. The weight assigned to these three components is based on the grade of the employee. The higher the grade level of the employee, the higher is the weight on the company and functional component. Key imperatives are predefined for the company and each Function/Business unit. The extent to which the bonus will be paid is based on actual achievement against these imperatives. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. An individual performance driven bonus is paid based on the final rating classification of the employee which is determined based on the Performance Management Process guidelines of the Company.

The performance evaluation process for employees of subsidiaries is the same as that for the Company’s employees. Once the final normalized ratings are determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of September 30, 2011, none of the members of the Board held any Shares or options for Shares in the Company. The executive officers of the Company, either individually or as a group, did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

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

Audit Committee

The audit committee consists of the following members:

(i) Mr. Amal Ganguli (Chairman)

(ii) Mr. Subodh Bhargava

(iii) Mr. Uday B Desai (with effect from June 6, 2011)

(iv) Mr. Saurabh Tiwari (with effect from August 9, 2011)

(v) Mr. P.V. Kalyanasundaram (until 20 May 2011)

(vi) Mr. Manish Sinha (with effect from April 1, 2010 until September 15, 2010)

(vii) Mr. Shahbaz Ali (with effect from September 15, 2010 until August 9, 2011)

Mr. Satish Ranade, Company Secretary and Chief Legal Officer of the Company, is the audit committee’s Secretary.

The Audit Committee met 8 times during fiscal 2011.

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

(11)	Reviewing the whistleblower mechanism.

Scope of the Audit Committee’s Authority Regarding Whistle blowing:

(1)	To establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

(2)	To take due actions as required under the Company’s Whistleblower Policy from time to time.

Review of Information by the Audit Committee:

The audit committee must review the following:

(1)	Management discussion and analysis of financial condition and results of operations;

(2)	Statement of significant related party transactions submitted by management;

(3)	Management letters / letters of internal control weaknesses issued by the statutory auditors;

(4)	Internal audit reports relating to internal control weaknesses; and

(5)	The appointment, removal and terms of remuneration of the chief internal auditor.

Remuneration Committee

Our remuneration committee consists of the following members:

(1)	Mr. Kishor Chaukar

(2)	Mr. Subodh Bhargava

(3)	Mr. A.K. Mittal (with effect from August 9, 2011)

(4)	Mr. A.K. Srivastava (Until August 9, 2011)

Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is our remuneration committee’s convener.

The Remuneration Committee met 5 times during fiscal 2011.

The terms of reference of the Remuneration Committee are to review the performance of the executive directors, after considering the Company’s performance, and recommend to the Board remuneration, including salary, perquisites and commissions to be paid to the Company’s executive directors within the overall ceilings approved by the shareholders.

Employees

The Company had 6,539 employees as on March 31, 2011, 6,457 employees as on March 31, 2010, and 5,825 employees as on March 31, 2009. Of these, 1,289 employees, as of March 31, 2011, 1,182 employees as of March 31, 2010 and 1,050 employees as of March 31, 2009 were located outside India.

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

Major Shareholders

As of March 31, 2011, 50.03% of the outstanding equity of the Company was held by following Tata entities: Panatone Finvest Limited (31.10%), Tata Sons Limited (14.22%) and The Tata Power Company Limited (4.71%); while 26.12% continued to be held by the Government of India.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of March 31, 2011, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5% or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	88,626,654	31.10
Government of India (2)	74,446,885	26.12
Tata Sons Limited	40,533,297	14.22
Life Insurance Corporation of India	24,895,197	8.74

Notes:

1.	Number of shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2011. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.
2.	The shares owned by the Government of India are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Shares. As of March 31, 2011, approximately 19,940,924 Shares (7.00% of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York Mellon, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the SHA, the Government of India (or any other entity nominated by it) is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the Shares held by it in the manner directed in writing by Panatone Finvest Limited, except with respect to those matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act. Matters not listed specifically in the SHA or that do not otherwise require a special resolution under the provisions of the Companies Act, generally include only:

a)	receive, consider and adopt the Balance Sheet of the Company, the audited Profit and Loss Account for the year ended on that date, the Auditors’ Report thereon and the Report of the Board of Directors as per Indian GAAP.

b)	Recommendation of Dividend, if any.

c)	Appointment of retiring directors (if the appointments are permitted by the SHA).

d)	Appointment of new directors (if the appointments are permitted by the SHA).

e)	Remuneration of Directors.

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

In February 2010, 33 subsidiaries of Tata Communications Limited entered into the Brand Equity and Business Promotion Agreement (BEBP) Agreement with Tata Sons Limited. In accordance with the terms of the agreement, the companies are required to pay certain amounts to Tata Sons for the right to use the brand name “TATA”. During fiscal 2011, on a consolidated basis the Company accrued an amount of 112 million to Tata Sons Limited for the use of the brand name. Please refer to note 27-Related party transactions in the Company’s consolidated financial statements for additional information on related party transactions and balances. These do not include transactions with and among our consolidated subsidiaries, which are eliminated upon consolidation.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of this Form 20-F and the following (which appear below in this report on Form 20-F) are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2010 and 2011;

•	Consolidated Statements of Operations for the years ended March 31, 2009, 2010 and 2011;

•	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2009, 2010, 2011;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011; and

•	Notes to the Consolidated Financial Statements.

•	Financial Statements of Neotel (Pty) Limited as of and for the fiscal year ended 2011 pursuant to Rule 3-09 of Regulation S-X.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

Tax Benefit Claim

The Company claimed tax benefits in fiscal years 1996 to 2010 with respect to a portion of its profits pursuant to a tax holiday provision under Section 80IA of the Income Tax Act which permits tax exemptions for a period of 10 years on profits generated by undertakings providing basic or cellular telecommunication services on or after April 1, 1995. The ITD has taken the position that for years up to fiscal 2006 (assessment by the ITD is pending for the balance years) the Company is not entitled to such exemptions on the basis that the earth-stations did not qualify as separate business undertakings and that the Company was not providing basic or cellular telecommunication services. The Company appealed the assessment of the ITD to CIT(A) but the appeal was dismissed for fiscal years 1996 to 1999 and 2000 to 2006, against which the Company filed the appeal before the ITAT. The appeal was denied by ITAT only in respect of fiscal year 1996 against which the Company has appealed before the High Court. The Company has obtained legal opinions from tax lawyers and tax accountants (following denials at each step by the CIT (A) and ITAT), all of whom are considered as leading tax experts in India, in support of the Company’s position.

The Company based on facts and information available on the operation of an earth station, expert opinions and judicial precedence concluded that earth stations qualify as separate business undertakings as these independently engage in an activity to generate profits, and income from earth stations can be identified. Additionally, in denying the Company’s claim, one of the ITAT members concurred with the Company’s position that earth stations qualify as separate business undertakings.

The tax officer denied the Company’s claim on the basis that the earth stations increased the output and improved services without changing the substance of these services. The Company does not agree with the tax officer’s basis of denial, and the Company’s belief is supported by legal precedence and professional experts’ opinions as substantial investments in earth stations have enabled the Company to significantly increase its ability to carry traffic with substantially improved quality, which has resulted in a substantial increase in revenues.

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

In evaluating the Company’s position on the tax holiday following the ITAT decision that the Company does not provide basic or cellular telecommunication services and to assess the “more-likely than not” threshold of its position being sustained in the High Court, the Company relied on a letter from the Government of India granting an exclusive right to the Company to provide basic telecommunication service. In addition, based on expert opinions, the Company in its appeal to the Bombay High Court submitted that the ITAT has gone beyond the disputed matter as the tax officer had accepted that the Company provides basic telecommunication services.

In the Company’s case, the dispute is primarily about whether the earth station is a separate business undertaking and whether it is carrying on the business eligible for the tax holiday. Since an earth station is different from a relatively easily understandable concept of undertaking represented by a brick and mortar manufacturing facility, and there being no similar precedent, the Company believes that the ITAT adopted a conservative approach in denying the benefit as such an issue was being examined by the ITAT for the first time. The ITAT generally concludes on a prudent basis to deny large claims on such issues on the basis that in practice a Company will appeal to the High Court and therefore any interpretation of law will be made by the High Court.

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

If the disputed claims for fiscal years 1996 to 2006 are decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately 6,275 million (US$141 million) including interest measured as of March 31, 2011, excluding penalties.

Reimbursement of DoT Levy

During fiscal year 1994, the Company received reimbursements from the Government of India in respect of levies (license fees) paid by the Company. The Company believes that the reimbursements do not qualify as taxable income. However, the ITD has taken the position that the reimbursements should be treated as income and have assessed the amounts owed by the Company at approximately 3,303 million (US$74 million) (including interest measured as on March 31, 2009, but excluding penalties). The Company paid the entire amount under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed CIT(A)’s decision to ITAT, which ruled in favor of the Company. After reviewing the records produced, the ITAT held that the relevant provisions of the law for reopening the assessment were not followed by the ITD and therefore quashed the reassessment order summarily. However, the ITD filed an appeal before the High Court which has since been dismissed by the High Court. The ITD can appeal the High Court’s ruling until November 2011, before the Supreme Court

Based on such judicial analysis and the favorable opinions of legal counsel, the Company is of the view that no provision is required to be created in the Company’s books for covering the aforesaid liability.

If the above appeal filed by the ITD is decided in favor of the ITD, the Company’s profit statements would be adversely affected by approximately 5,530 million (US$124 million) including interest but excluding penalties pertaining to a reimbursement of the DoT levy and other small disputed issues.

ICO Global Communications Inc. (“ICO”) Loss Write-Off Issue

The Company wrote-off 5,128 million (US$ 115 million) and 52 million (US$1 million), during fiscal years 2000 and 2001, respectively, with regard to its investment in the shares of ICO, which filed for bankruptcy protection in the United States in 2000. The write-off was not recognized by the ITD. As a result, the ITD assessed tax and interest of 2,000 million (US$45 million) and   21 million (US$0.5 Million), respectively, which the Company paid under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed the decision of CIT(A) to ITAT. The Company has consulted a number of tax experts including leading tax lawyers and tax accountants in India. All these experts opined in support of the Company’s position. The Company evaluated its uncertain tax position upon each unfavorable ruling including consulting tax experts and obtaining legal and other expert opinions. None of the experts changed their opinion to agree with the ruling of the CIT (A). If ITAT decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately  1,077 million (US$ 24 million).

Transfer Pricing Dispute

During December 2010, the Company received a draft order of assessment for fiscal 2007 from the Indian tax authorities. The tax authorities made additions of 4,948 million (US$ 111 million) to the taxable income of the Company on account of adjustments to the arm’s length price for various inter-company transactions. The Company disputed the draft order of assessment before the Dispute Resolution Panel (“DRP”), a panel set up by the Government of India as alternate to first level appellate authorities. The DRP upheld most of the observations of tax authorities and confirmed the adjustments. The Company is in the process of filing the appeal before the next appellate authority i.e. ITAT against the order of the DRP. Based on the legal opinion received from senior counsel, the Company believes that the chances of the above assessment being upheld at higher levels are remote. However, the Company may be required to deposit the disputed tax amount, after receiving the final assessment order.

Tax Penalties

The ITD levied penalties against the Company totaling 8,185 million (US$184 million) relating to the tax holiday claims, ICO investment write-off and other miscellaneous claims made by the Company in fiscals 1988, 2000, 2001, 2002, 2003 and 2004 which were not accepted by the ITD. The Company appealed to CIT(A) which granted relief of 3,219 million (US$72 million) in respect of penalties levied in fiscals 2000 through 2004. An appeal involving a penalty of 10 million (US$0.22 million) for fiscal 1988 has yet to come up for a hearing. Thus, CIT (A) confirmed the levy of penalties on the tax holiday claim, ICO investment write-offs and on other miscellaneous claims amounting to 4,956 million (US$111 million) for fiscal 2000 through 2004. The Company has filed an appeal against the penalty sustained by CIT (A) before ITAT totaling 4,956 million (US$111 million). Based on the information available to the Company, the ITD appealed the decision of CIT(A) to ITAT for a penalty amount of 3,219 million (US$72 million). Both appeals are pending for adjudication. The imposition of a penalty is adjudicated independently and is not dependent on the outcome of the claim. A penalty would be sustainable only when it is concluded that Company provided inaccurate facts. If all of the appeals are decided against the Company, the aggregate negative impact to its profit statements would be 8,185 million (US$ 184 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strength of its position vis-à-vis the ITD’s position.

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of the DoT levy by the Government of India and penalties would negatively affect the Company’s results of operations by 6,275 million, 1,077 million, 5,530 million and 8,185 million, respectively.

Taxes and interest relating to these tax disputes , as of March 31, 2011, were paid in full and classified as advance income taxes on the balance sheet. Penalties of 4,952 million out of 8,185 million imposed by the tax authorities have also been paid and classified as advance income taxes on the balance sheet.

Demonopolisation Compensation

The Company sought an exemption from Income Tax for certain compensation received from the DoT in fiscal 2002 and subsequently in fiscal 2005 and fiscal 2006, claiming the compensation was capital receipts. The ITD did not recognize the Company’s claim. As a result, the ITD assessed tax at 622 million (US$ 14 million), which the Company paid under protest. The Company appealed to CIT(A). CIT(A) dismissed the appeal. The Company appealed to ITAT where it is pending for adjudication. If the appeal is decided against the Company, the aggregate adverse implications on the profit statements of the Company would be  622 million (US$14 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strengths of its position vis-à-vis the ITD’s position.

The aggregate negative impact stated in each of the above cases is based on tax demands raised by the relevant tax authorities, which are disputed by the Company. The Company has not made a provision for the tax impact stated in each of the above cases even though the ITD has denied its claims since the Company believes, based on its understanding of the tax laws, past judicial precedents and available legal advice on each matter, that these tax disputes will be decided in the Company’s favor in the courts of India.

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

License Disputes

The Company has pending disputes with the DoT. See Item 4-License Fees and Tariffs.

In addition to the matters described above, the Company is involved in lawsuits, claims, investigations and proceedings which arise in the normal course of its business.

Dividends

Although the amount varies, it is customary, though not mandatory, for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. In addition, the board of directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of American Depositary Receipts (“ADRs”) are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s depositary for the ADSs, The Bank of New York Mellon (the “Depository”), in Rupees and, except as otherwise described in the Deposit Agreement, will be converted by the Depository into US Dollars and distributed, net of the “Depository” fees and expenses, to the holders of such ADRs.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The directors recommended that 20% dividend be paid for the financial year ended 31 March 2011.

The following table sets forth the annual dividends paid per Share for each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
		US$(1)
2011	NIL	NIL
2010	4.50	0.10
2009	4.50	0.09
2008	4.50	0.11
2007	4.50	0.10

(1)	The conversion of the dividends paid per Share from Indian Rupees to US Dollars is based on the Noon Buying Rate at each respective dividend payment date. There can be no assurance that any future dividends will be declared or paid.

ITEM 9.	THE OFFER AND LISTING

The Company’s shares are currently listed on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE).

The Company’s ADSs, represented by ADRs, are listed on the New York Stock Exchange (NYSE) and each ADS represents two shares. The ADSs were issued by The Bank of New York Mellon (the “Depository”) pursuant to a Deposit Agreement. On September 30, 2011 the last reported sale price for the Company’s ADSs was US$ 7.36 (source: NYSE).

The number of outstanding Shares of the Company as of March 31, 2011 was 285,000,000. As of March 31, 2011, there were 69,928 record holders of the Shares listed and traded on the Indian stock exchanges and approximately 9,970,462 of the Company’s ADRs (equivalent to 19,940,924 Shares). The shares of the Company are compulsorily traded in dematerialized form on the BSE and NSE.

Price History

The table below sets forth the price history of the Shares and ADSs on the BSE, NSE and NYSE for the periods indicated.

	BSE Price per Share[1] (In )		NSE Price per Share[2] (In )		NYSE Price per ADS[3] (In US Dollars)
Fiscal	High	Low	High	Low	High	Low
2011	354.30	192.65	354.40	170.10	15.39	8.78
2010	651.00	273.20	660.00	271.80	27.46	12.10
2009	585.00	320.00	560.00	323.05	28.69	13.51
2008	783.00	360.50	783.00	359.00	40.36	16.29
2007	515.35	300.05	515.80	300.10	23.67	13.01

Fiscal	High	Low	High	Low	High	Low
2011
First Quarter	293.90	230.25	293.50	225.00	13.81	9.02
Second Quarter	354.30	256.00	354.40	248.65	15.15	10.93
Third Quarter	342.25	235.00	342.50	236.00	15.39	10.73
Fourth Quarter	270.00	192.65	268.65	170.10	11.98	8.78

2010
First Quarter	651.00	441.00	660.00	440.05	27.46	17.60
Second Quarter	535.95	450.00	536.00	450.00	21.78	18.02
Third Quarter	498.50	335.00	497.95	334.10	21.35	14.13
Fourth Quarter	377.80	273.20	377.70	271.80	16.26	12.10

Month	High	Low	High	Low	High	Low
September 2011	213.75	185.50	213.70	179.00	8.95	7.12
August 2011	227.30	185.30	227.70	185.10	10.11	8.50
July 2011	234.75	196.10	234.40	196.25	10.47	8.97
June 2011	233.40	182.15	236.00	182.10	10.09.	8.77
May 2011	242.10	199.70	242.00	200.00	10.89.	9.24
April 2011	263.75	236.00	265.90	236.05	11.75	10.80

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

ITEM 10.	ADDITIONAL INFORMATION

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

•

Planning, establishing, developing, providing, operating and maintaining all types of international telecommunication networks, systems and services, including telephone, telex, message relay, data transmission, facsimile, television, telematics, value-added network services, new business services, audio and video services, maritime and aeronautical communication services and other international telecommunications services as are in use elsewhere or to be developed in the future.

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

Sinking Fund and Other Provisions. Subject to the Indian Companies Act, the Board may, before recommending any dividend, set apart out of the profits of the Company such sums as they think proper as a reserve fund to meet contingencies, equalize dividends, pay special dividends, repair, improve and maintain any of the property of the Company, amortize capital or for such other purposes as the Board shall, in its absolute discretion, think conducive to the interest of the Company.

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

Voting Rights

At any general meeting, voting is by a show of hands (where each shareholder has one vote) unless a poll is demanded by at least 10% of those entitled to vote on the resolution, or those holding Shares with a paid-up value of at least  50,000. Upon a poll, every shareholder entitled to vote and present in person or by proxy has one vote for every Share held by that shareholder. The Chairman has a deciding vote in the case of any tie.

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

The annual general meeting of shareholders must be held at the registered office of the Company or some other place within the city in which the registered office is located. An Extraordinary General Meeting may be held at any place determined by the Board.

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

Transfer of Shares of the Company is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules made thereunder, together with delivery of the share certificates. The share transfer agent of the Company is Sharepro Services (India) Pvt. Ltd, located in Mumbai, India, which is duly licensed to carry on such business under the Securities & Exchange Board of India (Registrar & Share Transfer Agents) Rules. The above procedure is not applicable where the Shares are dematerialized and transferred electronically. To encourage “dematerialization” of securities in India, SEBI has required certain types of securities of certain Indian companies to be traded and settled in book-entry form. The Shares of the Company have been designated as one of such securities. To effect transfer of Shares in book-entry form, the seller and purchaser must establish accounts with a depository participant appointed by the National Securities Depository Limited or Central Securities Depository Limited, a depository established pursuant to the Indian Depositories Act, 1996. Charges for opening an account with a Securities Depositary Limited participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the business practice of each Securities Depository Limited participant. Upon delivery, the Shares purchased will be registered in the name of the Securities Depository Limited participant and held by such Securities Depository Limited participant for the account of the purchaser. So long as the Shares are traded through the book-entry system of Securities Depositary Limited, ownership of beneficial interests in the Shares will be shown on, and transfer of such ownership will be effected only through, records maintained by Securities Depository Limited participants.

The requirement for dematerialization of the Shares may apply to the ADR holders when the underlying Shares are withdrawn from the depository facility upon surrender of the ADRs. In order to trade the underlying Shares in the Indian market, the withdrawing ADR holder will be required to hold such Shares in book-entry form and to comply with the Securities Depository Limited procedures described above. If dematerialization of any underlying Shares is requested by an ADR holder, the cost incurred by the Depository therefore will be borne by the withdrawing ADR holder. Transfer of Shares in book-entry form is not subject to any Indian transfer tax. See Item 10—“Taxation—Indian Taxation.”

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the Company details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to 1,000 for each day until such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration is required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

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

Approval of Matters

Under the SHA, the following would have to be approved by an affirmative vote of one authorized representative of each of the GoI and Panatone Finvest Limited, and at the meeting of the Board, by an affirmative vote of at least one nominee director of each of the GoI and Panatone Finvest Limited:

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

(v) Subject to (xv) hereunder, any sale, lease, exchange or disposition of any property, assets or equipment (other than land and buildings) of the Company or its subsidiary which are acquired by the Company at any time prior to the Closing;

(vi) The making, directly or indirectly, of loans or advances in excess of  500 million to any person other than in the ordinary course of the business of the Company;

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

Acquisition by the Company of its Own Shares

Under the Indian Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within a prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

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

•

Any further acquisition of shares or voting rights by an acquirer who holds 55% of the shares or voting rights in a company triggers the same public announcement requirements. Such acquirer, however, may without making a public announcement under these Regulations, acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights entitling him up to 5% voting rights in the target company subject to the following:-

•

the acquisition is made through open market purchase on the stock exchange but not through bulk deal /block deal/ negotiated deal/ preferential allotment; or the increase in the shareholding or voting rights of the acquirer is pursuant to a buy-back of shares by the target Company; and

•	the post-acquisition shareholding is not increased above 75%.

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

Disclosure of Pledged Shares

A promoter or every person forming part of the promoter group shall, within 7 working days from the date of creation of pledge on shares of that company held by him, report the details of such pledge of shares to that company. Further a promoter or every person forming part of the promoter group of any company shall, within 7 working days from the date of invocation of pledge on shares of that company pledged by him, report the details of the invocation of such pledge to that company.

The company shall in turn disclose the information received to the stock exchanges on which the shares of company are listed, within 7 working days of the receipt thereof, if, during any quarter ending March, June, September and December of any year the total number of shares pledged during the quarter along with the shares already pledged exceeds:

•	exceeds 25,000 or

•	1% of the total paid up capital of the company whichever is lower.

Restriction on issue of shares with superior rights

The Securities & Exchange Board of India amended the Listing Agreement in July 2009 to add a restriction on the issue by a listed company of shares in any manner which may confer on any person, rights as to voting or dividends, that are superior to the rights of equity shares that are already listed.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (“FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) under FEMA 1999.

The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted to nonresidents / NRIs for the acquisition of shares by way of transfer as follows:

a. Sale / Gift of Shares by Non-Resident to Non-Resident including NRI: A person resident outside India (other than an NRI and OCB) may transfer by way of sale or gift, shares or convertible debentures to any person resident outside India (including NRIs).

b. Sale / Gift of Share by NRI to NRI: NRIs may transfer by way of sale or gift shares or convertible debentures held by them to another NRI.

In both the above cases, if the transferee had an existing venture or association in India on January 12, 2005, through an investment/technical collaboration /trademark agreement in the same field in which the Indian company, whose shares are transferred, is engaged, he has to obtain prior permission of the Secretariat of Industrial Assistance (SIA)/Foreign Investment Promotion Board (FIPB) to acquire the shares. This restriction is, however, not applicable to the transfer of shares for investments made by Venture Capital Funds registered with SEBI; investments by multinational financial institutions; where the existing joint venture investment by either of the parties is less than 3%; where the existing joint venture / collaboration is defunct or sick or for a transfer of shares of an Indian company engaged in the Information Technology sector or in the mining sector, if the existing joint venture or technology transfer/trademark agreement of the person to whom the shares is to be transferred are also in the Information Technology sector or in the mining sector for same area/mineral.

c. Gift from Non-Resident to Resident: A person resident outside India can transfer any security to a person resident in India by way of gift.

d. Sale of Shares by Non-resident on a Stock Exchange: A person resident outside India can sell shares and convertible debentures of an Indian company on a recognized stock exchange in India through a stock broker registered with the stock exchange or a merchant banker registered with SEBI.

e. Sale of Shares by Resident to Non-resident: A person resident in India can transfer by way of sale shares or convertible debentures (including transferring a subscriber’s shares), of an Indian company in sectors other than the financial services sector (e.g.. banks, Non-Banking Financial Companies (NBFC), insurance companies, Asset Reconstruction Companies (ARCs), Credit Information Companies (CICs), infrastructure companies in the securities market viz. clearing corporations, depositories and Commodity Exchanges) under private arrangement to a person resident outside India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

f. Sale of Shares by Non-Resident to Resident – Private Arrangement: General permission is also available for a transfer of shares or convertible debentures by way of sale under private arrangement by a person resident outside India to a person resident in India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

The above general permission also covers transfer by a resident to a non-resident of shares or convertible debentures of an Indian company, engaged in an activity earlier covered under the Government Route but now falling under the Automatic Route of the Reserve Bank, as well as a transfer of shares by a non-resident to an Indian company under a buyback and / or capital reduction scheme of the company. However, this general permission is not available in the case of a transfer of shares or debentures, from a Resident to a Non- Resident / Non-Resident Indian, of an entity engaged in any activity in the financial services sector (i.e. banks, NBFCs, ARCs, CICs, insurance companies, infrastructure companies in the securities market such as Stock Exchanges, Clearing Corporations, Depositories and Commodity Exchanges).

With effect from November 29, 2001, Overseas Corporate Bodies (“OCBs”) are not permitted to invest under the Portfolio Investment Scheme in India. However, the OCBs which have already made investments under the Portfolio Investment Scheme, may continue to hold such shares and convertible debentures until such time as these are sold on a stock exchange.

In all other cases not covered in the above paragraph, prior approval of the RBI is necessary. For transfers of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor must obtain the approval of the GoI and thereafter make an application to the RBI for permission. In such cases the RBI may permit the transfer subject to certain terms and conditions including the price at which the sale may be made.

Restrictions on a Sale of the Shares Underlying the Company’s American Depositary Receipts and Repatriation of the Sale Proceeds

ADRs issued by Indian companies to non-residents have free transferability outside India. The GoI has recently permitted two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and periodic guidelines issued by the GoI. Such restrictions on foreign ownership of the underlying Shares may cause the Company’s Shares to trade at a discount or premium to its ADSs.

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

The Operative Guidelines for the limited two-way fungibility under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 has also been approved by the GoI.

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

The procedure for the conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker must purchase shares from a stock exchange after verifying with the custodian as to the availability of “head room” (i.e. the number of ADSs/GDSs originally issued minus the number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) after the purchase, the Indian broker places the domestic shares with the custodian; (iv) the custodian advises the overseas depositary on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depository issues ADSs/GDSs to the investor. Holders who seek to sell in India any Shares received upon surrender of any ADS, and to convert the Rupee proceeds of such sale into foreign currency and remit such foreign currency outside of India, will require the approval of the Reserve Bank of India for each such transaction. Although such approvals are generally forthcoming, there can be no assurance that any such approval can be obtained in a timely manner or at all.

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

Erstwhile Overseas Corporate Bodies (“OCBs”) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI are not eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

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

Foreign Direct Investment (“FDI”)

FDI in India is allowed automatically and without prior approval in almost all sectors, except:

1.	proposals that require an industrial license and cases where foreign investment is more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

2. proposals in which the foreign collaborator has a previous venture in India;

3. transfers of shares from resident to non-residents and vice versa; and

4.	proposals falling outside sectoral policy/ caps or under sectors in which FDI is not permitted and/or whenever any investor chooses to make an application to the Foreign Investment Promotion Board (FIPB) and not avail itself of the automatic route.

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

Foreign investment through investing Indian companies in the subject Indian companies is considered indirect foreign investment. In the event the subject Indian companies are owned or controlled by non-resident entities (i.e., where resident Indian citizens do not own and/or control more than 50% of the equity interest and do not have power to appoint a majority of the directors of the company) then the entire investment is considered indirect foreign investment. However, the indirect foreign investment in the 100% owned subsidiaries of operating-cum-investing/investing companies is limited to the foreign investment in the operating-cum-investing/investing company, since the downstream investment of a 100% owned subsidiary of the holding company is akin to investment made by the holding company and the downstream investment should be a mirror image of the holding company.

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

•

A majority of directors of telecom companies, the chief officer in charge of technical network operations, the chief security officer and the officers/officials dealing with the lawful interception of messages must be resident Indian citizens. The chairman, managing director, chief executive officer and/or chief financial officer, if foreign nationals, must be security vetted by the Ministry of Home Affairs (“MHA”). Security vetting is required annually.

•	No telecom company may transfer any accounting information, user information or details of network and infrastructure to any person or place outside India.

•	Each telecom company must provide traceable identities of their subscribers.

•	No traffic originating and terminating in India may be routed outside India.

•	Remote access to networks may only be provided to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data must be maintained and monitoring may only be done if authorised by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the GoI from a centralized location.

The Company obtained permission for remote access of its network equipments from DoT. Some applications by the Company seeking additional permissions for remote access were made recently and the approval is pending.

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

Investment by Foreign Institutional Investors

In September 1992, the GoI issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated / institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Foreign institutional investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When they receive the initial registration, foreign institutional investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act of 1999. Together, the initial registration and the Reserve Bank of India’s general permission enable registered foreign institutional investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received for the sale or renunciation of rights offerings of shares.

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

More detailed provisions relating to foreign institutional investors investments have been introduced by SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of foreign institutional investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of the foreign institutional investors in India.

SEBI-registered foreign institutional investors have been permitted to purchase shares and convertible debentures of an Indian company through offer/private placement. This is subject to investment ceilings prescribed under the Foreign Exchange Management Act. Indian companies are permitted to issue such shares provided that: (i) in the case of a public offer, the price of shares to be issued is not less than the price at which shares are issued to residents and (ii) in the case of an issue by private placement, the price is not less than the price arrived under SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable. Purchases can also be made of Partly Convertible Debentures/ Fully Convertible Debentures/ Right Renunciations/Warrants/Units of Domestic Mutual Fund Schemes.

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

Voting Rights

Holders of the Company’s ADSs will not be entitled to instruct the Depository how to vote the Shares underlying the ADSs. Rather, each holder, by accepting an ADR, authorized and directed the Depository to vote as set forth below.

The Depository will vote the deposited Shares as instructed by the Board or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board. However, the Depository will only do this upon the Company’s legal counsel issuing an opinion to the Depository stating that it is legal for the Depository to do so and that doing so will not expose the Depository to legal liability. If the Company does not provide the legal opinion referred to above, the Depository will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

Taxation

Indian Taxation

General

The following summarizes the material Indian tax consequences for investors in ADSs and Shares received upon redemption of ADSs who are non-residents as defined in the Indian Income Tax Act, 1961 (Indian Tax Act), whether of Indian origin or not, who acquire ADSs or Shares (upon redemption) and who hold such ADSs or Shares (upon redemption) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. This is primarily based on the provisions of the Indian Tax Act, including the special tax regime contained in Section 115AC (the “Section 115AC Regime”), read with the Finance Act for the relevant year, Finance (No.2 Act), 2004 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (Scheme). A non-resident investor has an option to be governed by the provisions of the Act or the provisions of a tax treaty that India has entered into with another country of which the non-resident investor is a tax resident, whichever is more beneficial.

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

Taxation of Distributions

Dividends paid to shareholders (whether or not resident in India) will not be subject to tax in the hands of the shareholders. However a company paying the dividend is subject to a dividend distribution tax of 16.2225% (including surcharge and education cess) on the total amount it pays to its shareholders as dividends, in addition to the normal corporate tax on its income.

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

Taxation of Capital Gains

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax. It is unclear whether capital gains derived from the sale of rights by a non-resident investor to another non-resident investor will be subject to capital gains tax. If the rights are deemed to be situated within India, the gain realized on the sale of rights will be subject to Indian taxation.

A gain ordinarily arising on the sale of an equity share, whether to a resident or a non-resident or whether inside India or outside India, will give rise to a liability for Indian capital gains tax. However, any gain arising on the sale of an equity share of a company held for more than 12 months (measured from the date of notice of redemption of the ADS by the depositary) which is a long-term capital gain, will be exempt from tax if the sale is registered on a recognized stock exchange and such transaction of sale is chargeable to Securities Transaction Tax (STT). In other cases of long-term capital gains, the rate of tax will be as applicable as given in the table below.

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

The table below gives the capital gains tax rates including surcharge and education cess applicable to corporate and non-corporate investors under the different scenarios.

		CAPITAL GAINS
		Subject to STT		Not Subject to STT
		Long Term	Short Term	Long Term		Short Term
INVESTOR	INCOME	%
FOREIGN COMPANY	Exceeds 10,000,000	NIL	15.759	21.012		42.024
	Equals or does not exceed 10,000,000	NIL	15.45	20.60		41.20
NON-CORPORATE		NIL	15.45	20.60	*	30.90

*	With indexation benefit, whereas without indexation benefit the rate applicable would be 10.30%

On a transfer of shares from the depository upon the redemption of ADSs, the provisions of the double taxation treaty entered into by the GoI with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on such transfer. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

Stamp Duty and Transfer Tax

Upon the issuance of Shares, the Company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying Shares. A transfer of ADSs is not subject to the Indian stamp duty. However, upon the acquisition of Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or Shares exchanged. A sale of Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the Shares on the trade date or the consideration amount, whichever is higher, although customarily such tax is borne by the transferee. However, in the case of Shares held by the Depository in electronic mode, there will not be any stamp duty.

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

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to US Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid U.S. federal income tax, persons owning 10% or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depository to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

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

Taxation of Dividends

To the extent that distributions paid by the Company with respect to its Shares or ADSs do not exceed its earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income (“QDI”), individual US Holders of the Company’s Shares or ADSs will generally pay tax on such dividends received during taxable years prior to January 1, 2013 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Assuming the Company is not a passive foreign investment company (as discussed below) or a foreign investment company, dividends paid will be QDI if the Company is a qualified foreign corporation (“QFC”) at the time the dividends are paid. The Company believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by the Company to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by the Company will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The amount of any dividend paid in Indian Rupees will equal the US dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Shares, or by the Depository, in the case of ADSs, regardless of whether the Indian Rupees are converted into US Dollars. It is expected that the Depository will, in the ordinary course, convert the Indian Rupees received by it as distributions in the Depository into US Dollars. If the Indian Rupees received as a dividend are not converted into U.S. dollars on the date of receipt, a US Holder will have a basis in the Indian Rupees equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is United States source.

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

Taxation of Capital Gains

For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the US Holder’s tax basis in the right, Share or ADS. Such gain or loss will be a capital gain or loss and it will be a long-term capital gain or loss if the holding period of the US Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15% for taxable years prior to January 1, 2013. Any gain or loss recognized by a US Holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

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

The Company does not believe that it satisfies either of the tests for passive foreign investment company status for fiscal 2011. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, US Holders would be required to either:

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

Interest Rate Risk

Our exposure to interest rate risks relates primarily to:

•	Our long-term debt, which is normally utilized to finance capital expenditures and acquisitions, and

•	Our investment in debt-based mutual funds (available-for-sale securities).

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over-the-Counter (OTC) interest rate swaps, a derivative financial instrument, to reduce the interest rate risk related to these activities. As on March 31, 2011, we had forward starting interest rate swaps of  6,690 million (US$ 150 million) effective from fiscal year 2011 and 1,115 million (US$25 million) effective from fiscal year 2012 onwards out of total floating rate long-term debt of 33,798 million (US$759 million). As on March 31, 2010, we had interest rate swaps amounting to 4,951 million and forward starting interest rate swaps of 6,751million effective from fiscal year 2011 onwards out of total floating rate debt of 34,580 million.

The interest rate swap is designated as a cash flow hedge and the effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive income/(loss) and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. During fiscals 2009 and 2010 there was no material ineffectiveness related to the change in the fair value of the swaps. For fiscal 2011, there was ineffectiveness resulting in a net expense of 22 million (US$1 million) because of the partial ineffectiveness of interest rate swaps arising from hedge effectiveness tests against 1, 3 and 6 months US dollar Libor benchmark options available on underlying floating rate loans Based on the terms of the derivative instruments designated as cash flow hedges, 198 million (US$4 million) of unrealized losses currently in accumulated other comprehensive income/(loss) is estimated to be transferred into earnings during fiscal 2012.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2011 would have had an aggregate increase in interest cost of 254 million (US$6 million) and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2011 would have had an aggregate reduction in interest cost of 254 million (US$6 million) on our financial statements for fiscal year 2012.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2010 would have had an aggregate increase in interest cost of 249 million and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2010 would have had an aggregate reduction in interest cost of 249 million on our financial statements for fiscal year 2011.

All long-term debts which had a fixed interest rate for at least one year as at the end March 31, 2011 have been considered fixed rate debt. Total outstanding long-term debt as at March 31, 2011 and March 31, 2010 is 55,164 million (US$ 1,239 million) and  55,509 million. As of March 31, 2011 and 2010, approximately 61% and 53.% of the total long-term debt carried floating interest rates. We entered into forward start swaps in fiscal 2010 and 2011, effective from fiscal year 2011 and 2012, thereby reducing our exposure to variable interest rate loans to around 47% as on March 31, 2011 and 41% as on March 31, 2010. Available-for-sale securities (debt mutual funds) are carried at their fair values, which are generally based on market price quotations. As at March 31, 2011 and 2010, the fair value of mutual fund investments is 916 million (US$ 21 million) and 4,523 million against the book value of  912 million (US$21 million) and 4,519 million, respectively.

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD, ZAR and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and US Dollars (for international subsidiaries of Tata Communications) amount of foreign currency settlements received by the Company from, and paid by the Company to, foreign telecommunication administrations and other customers, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2011, the Company had a significant amount of foreign currency denominated receivables (  16,577 million or US$ 372 million) and payables (  4,461 million or US$100 million). As of March 31, 2010, the Company had a significant amount of foreign currency denominated receivables of  10,949 million and payables of  13,313 million. These expose the Company to foreign exchange risks. The aggregate impact of 1% strengthening or weakening of the Rupee against foreign currencies would have had an aggregate beneficial or adverse impact of  121 million (US$ 3 million) and 24 million on the Company’s financial statements for fiscal 2011 and fiscal 2010, respectively.

As at March 31, 2011, we also have external foreign currency long-term debt (maturing on May 3, 2011) and short-term debt exposure on our books of  689 million (US$15 million) and  1,332 million (US$ 30 million), respectively. A 1% strengthening or weakening of the dollar and rupee against the foreign currency long term debt and short-term debt, respectively, would have had an aggregate adverse or beneficial impact of  20 million (US$0.45 million) on our financial statements.

As at March 31, 2010, we had external foreign currency long-term debt and short-term debt exposure on our books of  2,575 million and  890 million, respectively. A 1% strengthening or weakening of the dollar and rupee against the foreign currency long term debt and short-term debt respectively would have had an aggregate adverse or beneficial impact of  8.90 million on our financial statements.

The Company uses foreign currency forward and option contracts (derivative instruments) to manage the exchange risks associated with movements in foreign currencies against functional currencies of the Company. During fiscal 2011, the Company did not use any option contract for managing foreign exchange risk.

As at March 31, 2011, the derivative instruments (forward contracts) not designated as hedge had a net fair value of  273 million recognized as an asset.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by holders of our ADSs :

The fees and charges payable by holders of our ADSs include the following:

(i)	a fee not in excess of US$5 per 100 ADS for the execution and delivery of receipts and the surrender of receipts;

(ii)	a fee not in excess of US$0.02 per ADS for each cash distribution pursuant to the deposit agreement; and

(iii)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS;

(ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

(iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depository with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (e.g. stock dividends), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depository, the depository, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and other payments made by the depositary:

During fiscal 2011, the Depository paid approximately US$52,700 to the NYSE on behalf of the Company for its annual stock exchange listing fees. The Company has not received any other reimbursements or payments from the depository directly or indirectly during fiscal 2011.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2011, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

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

The Company’s internal controls over financial reporting include those policies and procedures that:

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

Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net loss of  5,636 million to the net loss for the year, have not been assessed, except relating to controls over the recording and related disclosure of amounts relating to the investments that are recorded in the Company’s consolidated financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2011.

Our Independent registered public accounting firm, Deloitte Haskins & Sells has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2011

ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Amal Ganguli, one of the Company’s independent directors, joined the Board on July 17, 2006 and was nominated as a member and elected Chairman of the audit committee on October 19, 2006. The Board has determined that Mr. Amal Ganguli is a financial expert. Mr. Ganguli’s relevant experience is described under “Item 6—Directors, Senior Management and Employees.”.

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided to us in fiscal 2010 and 2011:

	Fiscal Year ended March 31
Type of Service	2010	2011	Description of Service
a) Audit Fees	74,173,103	75,079,475	Annual audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	15,117,200	30,281,560	Services related to the quarterly review of financial statements.

c) Tax Fees	52,172,177	26,349,384	Tax audit fees and tax consulting services.

d) All Other Fees	10,407,095	17,503,485	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2010 and 2011, including the fees for tax services set forth above, have been approved by the Company’s audit committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company.

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

4. Pre-approves any other non-audit service by the external auditors not prohibited by Company policy or SEC regulations on a case by-case basis.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by the policy and procedures. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company’s audit committee is composed of four directors, all of whom meet the independence requirements under Rule 10A-3 of the Exchange Act with the exception of Mr. Saurabh Tiwari who is exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv)(E) of the Exchange Act as he is a representative of the Government of India and is not an executive officer of the Company. The Company’s reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G.	CORPORATE GOVERNANCE

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

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of a board of directors is a non-executive director, at least one-third of the board must be comprised of independent directors and if he is an executive director, at least half of the board must be comprised of independent directors. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or at one level below the board, at least one-half of the board of the company must be independent directors. The chairman of our Board is not an executive of the Company nor is he a promoter of the Company or related to any promoter or person occupying management positions at the Board level or at one level below the Board and three out of eleven members of our Board are independent

NYSE rule applicable to U.S. listed companies	Indian law and the Company’s practice

Certain heightened standards apply to “independent directors”. (NYSE Corporate Governance Standard 303A.02)

Under Indian law, a director is “independent” so long as he or she

a. apart from receiving director’s remuneration, does not have any material pecuniary relationships or transactions with the company, its promoters, its directors, its senior management or its holding company, its subsidiaries or associates which may affect the independence of the director;

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

f. is not a substantial shareholder of the Company, i.e. owning two percent or more of its voting shares; and

g. is not less than 21 years of age.

The Company applies this definition in its corporate governance practices.

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

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2010-11 (Page 28 to Page 41) under the headings:

•       Report on corporate governance for the year 2010-11

•       Directors’ Responsibility Statement for the Year 2010-11

•       Secretary Responsibility Statement

•       Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•       Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification for the Year 2010-11.

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

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation in November 2010. Section 303A of the NYSE Corporate Governance Standards states that each listed company must submit an executed Interim Written Affirmation to the NYSE in case there is a change in the composition of the Audit Committee of the Company. Accordingly, an Interim Written Affirmation under Section 303A of Tata Communications Limited was filed on 10 June 2011 which was necessitated by the exit of Mr. PV Kalyanasundaram from the Audit Committee and the appointment of Mr. Uday B Desai as a new member of the Audit Committee. On August 16, 2011, an Interim Written Affirmation under Section 303A of Tata Communications Limited was filed which was necessitated by the exit of Mr. Shahbaz Ali from the Audit Committee and the appointment of Mr. Saurabh Kumar Tiwari as a new Member on the Audit Committee. Mr. Saurabh Kumar Tiwari, because he is a nominee director of the Government of India, is eligible to rely on and relied on a Securities Exchange Act 10A-3 exemption.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The Company’s financial statements included herein are comprised of the consolidated balance sheets of the Company as of March 31, 2010 and 2011 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2009, 2010 and 2011 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The Company’s financial statement pages appear on pages F-1 through F-51. Financial Statements of Neotel (Pty) Limited as of and for the fiscal year ended 2011 pursuant to Rule 3-09 of Regulation S-X are also included herein. The financial statements of Neotel (Pty) Limited appear on pages 1 through 46.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Certificate of Incorporation of Tata Communications Limited, dated March 19, 1986 and as currently in effect.

1.2******	Amendment No. 1 to the Certificate of Incorporation of Tata Communications Limited (reflecting name change to Tata Communications Limited).

1.3#	Articles of Association of Tata Communications Limited, dated April 02, 2004.

1.4*	Memorandum of Association of Tata Communications Limited, dated April 02, 2004.

1.5*******	Memorandum and Articles of Association of Tata Communications Limited, dated April 3, 2008.

1.6*	Certificate for Commencement of Business, dated March 21, 1986

1.7*	Specimen Certificate for Equity Shares of Tata Communications Limited.

2.1*	Form of Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the Government of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.3*****	License Agreement for national long distance services between the President of India and the Company, dated February 8, 2002.

4.4****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.5****	License Agreement for International long distance services between the Department of Telecommunications, Government of India and the Company, dated February 5, 2004.

4.6#	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Tata Communications Limited, dated September 7, 2000.

4.7******	Tata Brand Equity & Business Promotion Agreement, dated December 4, 2007, between Tata Sons Limited and the Company

4.8********	Tata Brand Equity & Business Promotion Agreement, dated February 2nd 2010, between Tata Sons Limited and the 33 subsidiaries of the Company

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.
******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 14, 2008 and incorporated herein by reference.
*******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 15, 2009 and incorporated herein by reference.
********	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 30, 2010 and incorporated herein by reference.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 14, 2011

TATA COMMUNICATIONS LIMITED,

By:	/s/ Vinod Kumar
Name:	Vinod Kumar
Title:	Managing Director and Group CEO

By:	/s/ Sanjay Baweja
Name:	Sanjay Baweja
Title:	Chief Financial Officer

GLOSSARY OF TERMS AND ABBREVIATIONS

Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F (“Annual Report”) the terms mentioned below shall have the following meaning assigned to them;

“1993 Regulation” means the Issue of Foreign Currency Convertible Bonds and Shares (through Depositary Receipt Mechanism) Scheme, 1993;

“3G” means Third Generation;

“ADC” means Access Deficit Charge;

“ADR” means American Depository Receipt;

“ADS” means the Company’s American Depositary Shares listed on the New York Stock Exchange;

“AGR” means Adjusted Gross Revenues;

“AICTE” means the All India Council for Technical Education;

“Annual General Meeting” means the meeting of shareholders held each year;

“Annual Report” means this Annual Report on Form 20-F;

“ANSI” means American National Standards Institute;

“ASC 740-10-25 (formerly FIN 48)” means an interpretation of the Financial Accounting Standards Board Statement No; 109 in respect of Accounting for Uncertainty in Income Taxes;

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

“BSE” means the Bombay Stock Exchange Limited;

“BSNL” means Bharat Sanchar Nigam Limited;

“BT” means British Telecommunications PLC;

“BT Mosaic” means the Cosmos business of British Telecommunications PLC;

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

“CIC” means Credit Information Company;

“CII” means the Confederation of Indian Industry;

“CIN” means Corporate Identity Number;

“CIPRIS” means the French company specializing in selling VNO services to mid-sized companies in Europe that was acquired by the Company in January 2007;

“CIT (A)” means Commissioner of Income Tax (Appeals)

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

“COSO” means the Committee of Sponsoring Organizations of the Treadway Commission;

“CPS” means Carrier Pre-selection

“CRTC” means the Canadian Radio-television and Telecommunications Commission;

“Data Centers” means facilities used to house computer systems and associated components such as telecommunications and storage systems;

“Depository” means the Bank of New York Mellon;

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

“Fiscal Year” means the Company’s financial year running from April 1 to March 31;

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

“GOI” means the Government of India;

“GPSS” means Gateway Packet Switching Services;

“GSM” means Global System for Mobile;

“GVPN” means Government VPN;

“GVS” means Global Voice Services

“GDMS” means Global Data and Managed Services

“HCD” means Home Country Direct;

“HSE Council” means Tata Communications’ Health Safety and Environment Council;

“IaaS” means Infrastructure as a Service;

“ICO” means ICO Global Communications Inc;

“ICX” means Intelligent CAMEL eXchange, an end-to-end service, whose scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners;

“IDC” means Internet Data Center;

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

“Indian Companies Act” means the Indian Companies Act, 1956;

“Indian GAAP” means Indian Generally Accepted Accounting Principles;

“Information and Communications Technology” means all technical” means for processing and communicating information, including methods for communication (communication protocols, transmission techniques, communications equipment, media (communication)), as well as techniques for storing and processing information (computing and data storage);

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

“ISP” means Internet Service Providers;

“IT” means information technology;

“ITAT” means Income Tax Appellate Tribunal (India);

“ITD” means Income Tax Department

“ITEs” means International Telecommunications Entities;

“ITFS” means International Toll Free Service;

“ITSP” or “Internet Telephony Service Provider” means a provider of telephone services provided via the Internet;

“ITU-T” means International Telecommunications Union-Technical;

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

“MPLS” means Multi-Protocol Label Switching;

“MSSPs” or “Managed Security Service Providers” means the providers of outsourced network security services;

“MTNL” means Mahanagar Telephone Nigam Limited;

“MVNO” means Mobile Virtual Network Operator;

“NABCB” means National Accreditation Board for Certifying Bodies;

“Nawras” is a mobile communications provider in the Sultanate of Oman;

“Neotel” means Neotel (Pty) Ltd;

“Networking” means a network of telecommunications links and nodes arranged so that messages may be passed from one part of the network to another over multiple links and through various nodes;

“NGN” means Next Generation Networks;

“NLD” means National Long Distance telephone services;

“NNI” means Network to Network Interface;

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

“PoPs” means Points of Presence;

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

“QDI” means Qualified Dividend Income;

“QFC” means Qualified Foreign Corporation;

“Qtel” means Qatar Telecom (Qtel) Q.S.C.;

“RBI” means Reserve Bank of India established under the Reserve Bank of India Act, 1934;

“Reliance” means Reliance Globalcom Limited, formerly known as ‘FLAG Telecom Group Limited’;

“Retail and Retail Business” means the selling of Company services to individual end-users such as the trueroots® calling card service;

“ ” means Indian Rupees and refers to the currency of India;

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

“SEBI” means Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC” means Securities and Exchange Commission established under the Securities Exchange Act, 1934;

“Section 115AC Regime” means the the special tax regime contained in Section 115AC of the Indian Tax Act;

“Seven Star” means Seven Star Dot Com Pvt Ltd;

“SFAS” means Statements of Financial Accounting Standards;

“SGD” means Singapore Dollars

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

“SMB” means Small and Medium Business;

“SME” means Small and Medium Enterprises;

“SMS” means Short Messaging Service;

“SMW 3” or “SEA-ME-WE 3” means the undersea fiber optic cable system known as SEA-ME-WE 3;

“SMW 4” or “SEA-ME-WE 4” means the undersea fiber optic cable system known as SEA-ME-WE 4;

“SNOSPV” means VSNL SNOSPV Pte Ltd;

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

“SS7” means Signaling System #7;

“ST” means short-term capital gains;

“STM” means Synchronous Transport Module;

“Strategic Partner” means Panatone Finvest Limited, and refers to the strategic partner of the Government of India in relation to the disinvestment of the Company in 2002;

“STT” means Securities Transaction Tax;

“Takeover Code” means the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997;

“TBPS” means Tera Bytes Per Second

“TCBIL” means Tata Communications Banking InfraSolutions Limited;

“TCBL” means Tata Communications (Bermuda) Ltd;

“TCIPL” means Tata Communications International Pte Limited;

“TCISL” means Tata Communications Internet Services Limited;

“TCLL” means Tata Communications Lanka Limited;

“TCNLD” means Tata Communications (Netherlands) BV;

“TCS” means Tata Consultancy Services;

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

“TEC” means Telecommunication Engineering Center;

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

“the Act” means The Indian Companies Act, 1956;

“the Articles” means the Company’s Articles of Association;

“the Board” means the Company’s board of directors;

“the Code” means the Internal Revenue Code of 1986, as amended;

“TIC” means the undersea fiber optic cable system known as Tata Indicom;

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

“UMTS” means Universal Mobile Telecommunications System;

“Unified Messaging Service” means the integration of different electronic messaging and communications media technologies into a single interface;

“Universal 800” means a service offering international toll-free 800 numbers; \

“US Holder” means a beneficial holder of a Share or ADS that is, for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and is under the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

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

TATA COMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Communications Limited and subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 14, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2011, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (y). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells

Mumbai, Maharastra, India

October 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s report on Internal Control over Financial Reporting, management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net loss of 5,636 million to the net loss for the year, have not been assessed, except relating to the Company’s controls over the recording and related disclosures of amounts relating to the investments that are recorded in the consolidated financial statements.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated October 14, 2011, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells

Mumbai, Maharastra, India

October 14, 2011

Tata Communications Limited

Consolidated Balance Sheets

As of March 31, 2010 and 2011

	2010	2011	US$ 2011

	(In millions, except share and per share amounts)
ASSETS

Current assets
Cash and cash equivalents	2,389	6,831	153
Investments	4,641	916	21
Accounts receivable (net of allowances of 2,502 million and 2,452 million as of March 31, 2010 and 2011) (includes 1,492 million and 1,197 million as of March 31, 2010 and 2011 due from related parties)	20,124	19,226	431
Prepaid expenses and other current assets (net of allowances of 655 million and 617 million as of March 31, 2010 and 2011) (includes 124 million and 33 million as of March 31, 2010 and 2011 due from related parties)	6,934	4,836	109

Total current assets	34,088	31,809	714
Investments	4,099	4,100	92
Investments in equity method investees	257	217	5
Advances for investments	—	445	10
Property, plant and equipment, net	106,117	107,838	2,421
Intangible assets, net	2,869	2,837	64
Goodwill	5,809	6,357	143
Advance income taxes (net)	21,617	18,515	416
Other non-current assets (includes 6,670 million and 4,396 million as of March 31, 2010 and 2011 due from related parties)	11,902	11,625	261

Total assets	186,758	183,743	4,126

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (includes 937 million and 1,250 million as of March 31, 2010 and 2011 due to related parties)	30,123	24,758	556
Short-term debt and current portion of long-term debt	18,045	22,727	510
Accrued expenses and other current liabilities (includes 1,399 million and 1,440 million as of March 31, 2010 and 2011 due to related parties)	13,509	17,406	391

Total current liabilities	61,677	64,891	1,457
Long-term debt, net of current portion	43,551	46,100	1,035
Other non-current liabilities (includes 1,741 million as of March 31, 2010 and 2011 due to related parties)	34,211	33,573	754

Total liabilities	139,439	144,564	3,246

Commitments and contingencies (See Note 28)

Shareholders’ equity
Equity shares par value 10 each
Authorized: 300,000,000 shares
Issued and outstanding 285,000,000 shares as of March 31, 2010 and 2011	2,850	2,850	64
Additional paid-in-capital	15,770	15,770	354
Retained earnings	28,902	20,807	467
Accumulated other comprehensive loss	(261)	(316)	(7)

Total Tata Communications Limited shareholders’ equity	47,261	39,111	878
Non-controlling interest in subsidiary	58	68	2

Total shareholders’ equity	47,319	39,179	880

Total liabilities and shareholders’ equity	186,758	183,743	4,126

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statement of Operations

For each of the years ended March 31, 2009, 2010 and 2011

	2009	2010	2011	US$ 2011

	(In millions, except share, per share and per ADS amounts)
Operating revenues:

Revenues from telecommunication services (includes 5,846 million, 4,670 million and 4,607 million in fiscals 2009, 2010 and 2011 from related parties)	97,295	106,080	113,840	2,556

Cost of revenues

Network and transmissions cost (excluding depreciation and amortization of 8,114 million, 11,357 million and 11,962 million in fiscals 2009, 2010 and 2011) (includes 1,444 million, 2,634 million and 3,214 million in fiscals 2009, 2010 and 2011 from related parties)	51,201	61,452	67,213	1,509
License fees (includes 863 million, 794 million and 653 million in fiscals 2009, 2010 and 2011 from related parties)	863	794	664	15

Total cost of revenues	52,064	62,246	67,877	1,524

Operating costs
Depreciation and amortization	10,180	14,074	13,980	314

Other operating costs (includes 1,028 million, 1,072 million and 587 million in fiscals 2009, 2010 and 2011 from related parties)	30,394	31,323	32,347	726

Total operating costs	40,574	45,397	46,327	1,040

Operating income/(loss)	4,657	(1,563)	(364)	(8)

Non-operating income, net:
Gain on sale of investments	4,289	347	138	3

Interest income on income tax refunds	—	2,183	40	1
Interest income from banks and others (includes 188 million, 552 million and 707 million in fiscals 2009, 2010 and 2011 from related parties)	491	673	762	17
Interest expense	(2,732)	(4,188)	(4,088)	(92)

Other non-operating income, net (includes 100 million, 64 million and 88 million in fiscals 2009, 2010 and 2011 from related parties)	971	1,165	1,831	41

Total non-operating income/(loss), net	3,019	180	(1,317)	(30)

Income/(loss) before income taxes	7,676	(1,383)	(1,681)	(38)

Income tax (expense) /benefit	(2,430)	969	(765)	(17)
Dividend tax	(218)	(218)	—	—
Equity in net loss of equity method investees	(1,120)	(3,192)	(5,636)	(127)

Net income/(loss)	3,908	(3,824)	(8,082)	(182)

Net income attributable to non-controlling interest	(22)	(12)	(13)	—

Net income/(loss) attributable to Tata Communications Limited	3,886	(3,836)	(8,095)	(182)

Per share Information:
Basic earnings/(loss) per equity share	13.64	(13.46)	(28.40)	(0.64)
Weighted number of equity shares outstanding	285,000,000	285,000,000	285,000,000	285,000,000
Basic earnings/(loss) per ADS (each ADS represents two equity shares)	27.28	(26.92)	(56.80)	(1.28)

See accompanying notes to consolidated financial statements

Tata Communications Limited

Statements of Changes in Shareholders’ Equity

For each of the years ended March 31, 2009, 2010 and 2011

	Number of equity shares	Equity share capital		Additional paid-in capital		Retained earnings		Accumulated other comprehensive income / (loss)		Total Tata Communications Limited shareholders’ equity		Non- controlling interest		Total shareholders’ equity		Comprehensive income / (loss)
	(In millions, except number of equity shares)
Balance at March 31, 2008	285,000,000		2,850		15,770		31,418		747		50,785		32		50,817
Net income							3,886				3,886		22		3,908		3,908
Net unrealized loss on available-for-sale securities, net of realized gain and net of tax effect of 90 million.									(219)		(219)				(219)		(219)
Foreign currency translation adjustment									(937)		(937)				(937)		(937)
Dividends paid							(1,283)				(1,283)		(4)		(1,287)
Effective portion of net loss on derivative instrument designated as cash flow hedge									(28)		(28)				(28)		(28)
Funded status on employee benefit plans net of tax effect of 271 million									263		263				263		263
Comprehensive income																	2,987
Attributable to
- Equity Shareholders																	2,965
- Non-controlling interest																	22
																	2,987
Balance at March 31, 2009	285,000,000		2,850		15,770		34,021		(174)		52,467		50		52,517
Net loss							(3,836)				(3,836)		12		(3,824)		(3,824)
Net unrealized gain on available-for-sale securities, net of realized gain and net of tax effect of 20 million.									18		18				18		18
Foreign currency translation adjustment									586		586		1		587		587
Dividends paid							(1,283)				(1,283)		(5)		(1,288)
Effective portion of net gain on derivative instrument designated as cash flow hedge									20		20				20		20
Funded status on employee benefit plans net of tax effect of 332 million									(711)		(711)				(711)		(711)
Comprehensive loss																	(3,910)
Attributable to
- Equity Shareholders																	(3,923)
- Non-controlling interest																	13
																	(3,910)
Balance at March 31, 2010	285,000,000		2,850		15,770		28,902		(261)		47,261		58		47,319
Net loss							(8,095)				(8,095)		13		(8,082)		(8,082)
Net unrealized loss on available-for-sale securities, net of realized gain and net of tax effect of 19 million.									(24)		(24)				(24)		(24)
Foreign currency translation adjustment									(227)		(227)		(1)		(228)		(228)
Dividends paid							—				—		(2)		(2)
Effective portion of net loss on derivative instrument designated as cash flow hedge									(31)		(31)				(31)		(31)
Funded status on employee benefit plans net of tax effect of 94 million									227		227				227		227
Comprehensive loss																	(8,138)
Attributable to
- Equity Shareholders																	(8,150)
- Non-controlling interest																	12
																	(8,138)
Balance at March 31, 2011	285,000,000		2,850		15,770		20,807		(316)		39,111		68		39,179

		US$	64	US$	354	US$	467	US$	(7)	US$	878	US$	2	US$	880	US$	(183)

As of March 31, 2011 retained earnings include 10,181 million restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2009, 2010 and 2011

	2009	2010	2011	US$ 2011

	(In millions)
Cash flows from operating activities:
Net income (loss)	3,908	(3,824)	(8,082)	(182)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,180	14,074	13,980	314
Loss on sale of property, plant and equipment, net	15	10	489	11
Gain on sale of available-for-sale investments	(385)	(347)	(138)	(3)
Gain on sale of investment, at cost	(3,904)	—	—	—
Provision for Doubtful debts and Bad debts written off	1,666	823	484	11
Equity in net loss of equity method investees	1,120	3,192	5,636	127
Gain on previously held equity method investee recognized on business acquisition	—	—	(128)	(3)
Joint venture termination fees	—	—	(90)	(2)
Deferred income tax expense (benefit)	650	882	(245)	(6)
Net change in:
Accounts receivable	(8,130)	23	(39)	(1)
Advance income taxes, net	(1,892)	(6,876)	3,103	70
Prepaid expenses, other current and non-current assets	(1,434)	(1,411)	(495)	(11)
Accounts payable, other current and non-current liabilities	12,930	7,867	(2,797)	(63)

Net cash provided by operating activities	14,724	14,413	11,678	262

Cash flows from investing activities:
Purchase of property, plant and equipment	(28,571)	(24,180)	(14,573)	(327)
Purchase of intangible assets	(494)	(882)	(793)	(18)
Proceeds from sale of property, plant and equipment	44	208	106	2
Proceeds from sale of available-for-sale investments	75,733	105,504	22,449	504
Purchase of available-for-sale investments	(78,402)	(102,678)	(18,634)	(418)
Proceeds from sale of investment, at cost	4,242	—	—	—
Purchase of shares in equity method investees	(890)	(808)	(530)	(12)
Loans given to equity method investees	(2,862)	(1,284)	(3,110)	(70)
Acquisition of business, net of cash acquired	—	(149)	(242)	(5)
Change in restricted cash	43	3	(2)	—
Short-term bank deposits	(2,662)	2,662	13	—
Purchase of investments	—	—	(1)	—
Refund of amount paid towards joint venture with China Enterprise Communications.	—	—	748	17
Purchase of convertible promissory note	(585)	—	—	—
Advances for investments	(712)	—	(455)	(10)

Net cash used in investing activities	(35,116)	(21,604)	(15,024)	(337)

Cash flows from financing activities:
Proceeds from long-term borrowings	21,991	10,386	26,501	595
Long-term borrowings repaid	(71)	(997)	(26,442)	(593)
Proceeds from short-term borrowings	19,865	28,212	17,827	400
Short-term borrowings repaid	(17,629)	(32,289)	(10,675)	(240)
Proceeds/(repayment) of bank overdrafts, net	(220)	184	669	15
Dividends paid (includes 966 million and 946 million in fiscals 2009 and 2010 paid to related parties)	(1,283)	(1,283)	—	—
Dividend paid to non-controlling interest of subsidiary	(4)	(5)	(2)	—
Payment of finance lease obligations	(101)	(22)	(31)	(1)

Net cash provided by financing activities	22,548	4,186	7,847	176

Net change in cash flows	2,156	(3,005)	4,501	101
Effect of foreign exchange differences on cash flows	445	344	(59)	(2)
Cash and cash equivalents, beginning of year	2,449	5,050	2,389	54
Cash and cash equivalents, end of year	5,050	2,389	6,831	153
Supplementary cash flow information:
Interest paid (net of interest capitalized)	2,433	3,840	3,976	89
Income taxes paid (refunds)	3,774	4,982	(2,290)	(51)
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	2,450	909	2,010	45

Notes to Consolidated Financial Statements

1. Background

Tata Communications Limited (“Tata Communications India”) and its subsidiaries (collectively “Tata Communications” or “the Company”) offer international and national voice and data transmission services, selling and leasing of bandwidth on undersea cable systems, internet dial up and broadband services, and other value-added services comprised mainly of mobile global roaming and signaling services, transponder lease, data centers, telex and telegraph and television uplinking.

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power Company Limited, and the Government of India (GOI) owned 50.03% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2011.

The consolidated financial statements of Tata Communications include the financial statements of Tata Communications India and its subsidiaries, Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries, Tata Communications Lanka Ltd.(“TCLL”), VSNL SNO SPV Pte Ltd. (“SNOSPV”), Tata Communications Internet Services Limited (“TCISL”), Tata Communications Transformation Services Limited (“TCTSL”), Tata Communications Banking InfraSolutions Limited (“TCBIL”) and S&A Internet Services Private Limited (“SAISPL”).

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

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscals 2009, 2010 and 2011, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances, and unrealized profits and losses on such transactions are eliminated on consolidation.

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

d. Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other current assets, useful lives of property, plant and equipment and intangible assets, asset retirement obligations, retirement benefits, impairment of goodwill and property, plant and equipment and income taxes including valuation of deferred tax assets.

e. Cash and cash equivalents

Cash and cash equivalents represents cash on hand and held with banks including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Notes to Consolidated Financial Statements—(Continued)

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

i. Intangible assets

The Company’s intangible assets include customer relationships, computer software and ISP license. Costs incurred on application development of internal use computer software are capitalized. Capitalization is commenced when the preliminary stage is complete, funding is committed, and it is probable that the project will be completed and the software will perform the function intended. Upgrades and enhancements that result in additional functionality are capitalized. Costs of ongoing maintenance, support and training activities are expensed as incurred. Customer relationships computer software and ISP license are amortized using the straight-line method, over the following estimated economic useful lives:

Years
Customer relationships	1.25 to 14.5
Computer software	3 to 5
ISP License	License term

Notes to Consolidated Financial Statements—(Continued)

j. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses, interest cost and other direct costs incurred till the date the asset is available for use. Interest cost incurred for constructed asset is capitalised up to the date the asset is ready for its intended use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowing has been incurred for the asset. The cost of construction in progress is transferred to the appropriate asset category, when construction is complete and the asset is available for use.

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

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Leasehold improvements	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery	3 to 20
Computers	3 to 6
Motor vehicles	3 to 5
Furniture and fixtures	3 to 15

Cables under IRU arrangements are amortized on a straight-line basis over a period of 15 years or the contracted period of right to use, whichever is lower.

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

Notes to Consolidated Financial Statements—(Continued)

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

Notes to Consolidated Financial Statements—(Continued)

r. Foreign currency

The functional currency of Tata Communications India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries, and VSNL SNOSPV Pte Ltd. is the United States Dollar and that of all other subsidiaries and equity method investees, the currency in the country of incorporation.

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

v. Employee benefit plans

A. Domestic:

a) Defined Contribution plan

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

b) Defined Benefit Plans

-Gratuity

The Company makes annual contributions for Employee’s Gratuity scheme to a fund administered by trustees covering all eligible employees. The plan provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment, an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company accounts for the liability for gratuity benefits payable in future based on an actuarial valuation. The difference between the fair value of plan assets and benefit obligation recognized, is reported in the balance sheet as a net asset or liability.

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

B. International:

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

Notes to Consolidated Financial Statements—(Continued)

w. Fair Value Measurements

Company measures the fair value of financial instruments in accordance with ASC 820-10 “Fair Value Measurement and Disclosure” which establishes the frame work for measuring fair value and also provides certain disclosure requirements. Primarily, AFS investment, derivative assets and liabilities are carried at fair value.

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

x. New accounting pronouncements

In December 2010, the FASB issued ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. ASU 2010–28 amends FASB ASC 350–20 to require performing the second step of the goodwill impairment test if the carrying amount of the reporting unit is zero or negative and if qualitative factors indicate it is more likely than not that goodwill impairment exists. ASU 2010-28 is effective on or after the beginning of the first annual reporting period beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-28 to have a material impact on the Company’s consolidated financial position and results of operations.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-29 to have a material impact on disclosure in its consolidated financial statements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The issuance of ASU 2011-04 results in common fair value measurement and disclosure guidance and minimizes differences between U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 requires disclosure of information about transfers between Level 1 and Level 2 measurements, disclosure of additional information for “level 3” measurements and updates the existing measurement guidance. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

In June, 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011. This ASU does not change the items that must be reported in other comprehensive income. Other than the presentational changes that will be required by ASU 2011-05, the adoption of this ASU will not have a material impact on the Company’s consolidated financial position and results of operations.

In September 2011, the FASB issued ASU 2011-08, “Intangible – Goodwill and others (Topic 350): Testing Goodwill for Impairment”, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying value amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 to have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

Notes to Consolidated Financial Statements—(Continued)

y. Convenience Translation

The consolidated financial statements have been expressed in Indian rupees (“ ”), the Company’s reporting currency. For the convenience of the readers in the United States of America the consolidated financial statements as of and for the year ended March 31, 2011 have been translated into US dollars at US$1.00 =  44.54 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2011. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. Business acquisition

(i)	In fiscal 2010, the Company acquired British Telecom’s Mosaic division and all of the equity interest in S&A Internet Services Pvt. Ltd. for a cash consideration of 155 million. The fair values of net assets acquired was 154 million (including an identifiable intangible assets of 155 million) and resulted in goodwill of 1 million.

(ii)	As of March 31, 2010, the Company held 22.86% equity interest in BitGravity Inc (BitGravity). In September 2010, the Company acquired additional equity interest of 22.86% in BitGravity and in February 2011, the Company acquired controlling interest by purchasing equity interest of 54.28%.

The aggregate purchase consideration and the fair value of previously held interest was  987 million. The fair value of net assets was  394 million (including fair value of identifiable intangible assets of  281 million determined on a provisional basis) resulting in goodwill of  593 million.

The re-measurement of previously held interest on the acquisition date resulted in a gain of  128 million which has been included in other non-operating income.

These acquisitions do not have material impact of the operations of the Company and hence pro-forma disclosures are not presented.

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2010	2011
	(In millions)
Cash	4	1	US$	—

Current account balances and deposits with banks in Indian rupees	1,466	4,253		95

Current account balances and deposits with banks in foreign currencies	919	2,577		58

Total	2,389	6,831	US$	153

5. Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2009	2010	2011
	(In millions)
Beginning balance	2,696	3,218	2,502	US$	56
Additional allowances for the year	2,847	2,284	974		22
Recoveries	(1,181)	(1,461)	(490)		(11)
Uncollectible receivables written off	(1,298)	(1,396)	(527)		(12)
Foreign currency translation adjustment	154	(143)	(7)		—

Ending balance	3,218	2,502	2,452	US$	55

The Company has customer concentration risk, as disclosed in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2010 and 2011, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer has more than 2.1% and 1.7% of outstanding accounts receivable at March 31, 2010 and 2011 respectively.

Notes to Consolidated Financial Statements—(Continued)

Balances due from major customers are as follows:

	As of March 31, 2010
	(In millions, except percentages)
Customer M	666	3%
Customer N	570	3%
Customer O	526	3%
Customer P	479	2%
Customer G	463	2%
Others	17,420	87%

Total	20,124	100%

	As of March 31, 2011
	(In millions, except percentages)
Customer H	2,022	US$	45	10%
Customer Q	780		17	4%
Customer G	481		11	3%
Customer P	352		8	2%
Customer R	342		8	2%
Others	15,249		342	79%

Total	19,226	US$	431	100%

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2010	2011
	(In millions)
Prepaid expenses	2,993	1,968	US$	44
Advances to suppliers and contractors (net of allowances of 118 million and 80 million as of March 31, 2010 and 2011 respectively)	356	236		6
Deferred income taxes (See note 18)	1,339	1,045		23
Recoverable indirect tax	764	540		12
Others (net of allowances of 537 million and 537 million as of March 31, 2010 and 2011 respectively)	1,482	1,047		24

Total	6,934	4,836	US$	109

Notes to Consolidated Financial Statements—(Continued)

7. Investments

Investments consist of the following:

	As of March 31,
	2010	2011
	(In millions)
Current investments
Investments available-for-sale, at fair value	4,641	916	US$	21
Non-current investments
Investments at cost, net	4,099	4,100		92

Total	8,740	5,016	US$	113

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	As of March 31,
	Amortized cost		Gross Unrealized gains		Fair value
	(In millions)
Available-for-sale securities
As of March 31,2010;
Mutual Funds		4,519		4		4,523
Equity shares		70		48		118

Total available-for-sale securities		4,589		52		4,641

As of March 31,2011;
Mutual Funds		912		4		916
Total available-for-sale securities		912		4		916

	US$	21	US$	—	US$	21

Dividends from investments were  225 million,  2 million and  3 million in fiscals 2009, 2010 and 2011 respectively.

In fiscal 2009, the proceeds and gross realized gains from sale of available-for-sale securities were  75,733 million and  385 million, respectively. On sale of these securities, unrealized gains of  190 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2010, the proceeds and gross realized gains from sale of available-for-sale securities were  105,504 million and  347 million, respectively. On sale of these securities, unrealized gain of  19 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2011, the proceeds and gross realized gains from sale of available-for-sale securities were  22,449 million (US$ 504 million) and  138 million (US$ 3 million), respectively. On sale of these securities, unrealized gain of  52 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2009, the Company partially sold its investment in Tata Teleservices Limited (“TTSL”), a cost method investment, with carrying amount of  338 million to NTT Docomo Inc. (“the buyer”) for a cash consideration of  4,242 million and realized a gain of  3,904 million, reducing its ownership interest in TTSL from 14.43% to 10.66%. In the event Company sells any of its remaining ownership interest in TTSL within the period of 3 years, the buyer will have first right to buy shares at fair value. The Company will have the first right to acquire TTSL shares at fair value in the event of a sale of shares by the buyer within a period of 3 years.

The Company, has an option to reacquire TTSL shares at fair value if any of the TTSL’s competitor acquires more than 10% of voting interest in buyer. The buyer has the option to sell the TTSL shares to the Company, at fair value, in the event any competitor of the buyer acquires more than 10% ownership interest in TTSL.

The buyer has an option to acquire additional interests in TTSL from the Company, at fair value, if TTSL does not meet certain performance targets by 2014. Additionally, the buyer has an option (referred to as the put option) to sell its interest in TTSL to the Company at the higher of fair value or 50% of the consideration paid by the buyer in the event TTSL does not meet any of the performance targets by 2014. The Company recognized the sale and recorded a gain, as the Company’s options to reacquire the shares are at fair value and therefore do not provide more than a trivial benefit to the Company. The exercise of put option was not considered probable as of March 31, 2009, and therefore the put option does not preclude the recognition of the sale and consequently the gain in determination of earnings. The put option is in the nature of a guarantee and fair value of guarantee at inception and as of March 31, 2011 was insignificant.

Notes to Consolidated Financial Statements—(Continued)

Additionally, the Company has provided guarantee of  5,485 million relating to representations and warranties in connection with the sale of Company’s investment in TTSL. These representation and warranties mainly relate to the validity of the Company’s title to TTSL shares, validity of the sale and issuance of the shares by the Company and TTSL, validity of TTSL’s telecommunication license. Additionally the guarantee indemnify the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL’s contingent liabilities existing as on the date of sale agreements. The fair value of the guarantee at inception and as of March 31, 2011 was insignificant.

8. Investments in equity method investees

In fiscals 2010 and 2011, the Company’s equity ownership interest in SEPCO Communications Pty Ltd (“SEPCO”) was 43.16%. SEPCO is an investment holding company which owns 51% equity ownership interest in Neotel (Pty) Ltd, a company that provides basic telecommunication services in South Africa. In fiscals 2010 and 2011, the Company directly held 27% equity ownership interest in Neotel. Additionally in fiscals 2010 and 2011, the Company made investments of  678 million and  464 million in preference stocks issued by SEPCO.

In fiscals 2009, 2010 and 2011, the Company’s share of loss in Neotel and SEPCO was  1,122 million,  3,197 million and  5,534 million (US$ 124 million), respectively. Of this loss  890 million,  621 million and  83 million (US$ 2 million) has been allocated against investment and balance excess loss of  232 million,  2,576 million and  5,451 million (US$ 122 million) has been allocated against the loan in fiscal 2009, 2010 and 2011, respectively.

Summarized combined financial information of SEPCO and Neotel accounted for under the equity method is as follows:

	2009	2010	2011
	(In millions)
Revenues	6,159	11,358	14,807	US$	332
Network and transmission cost	3,004	5,744	7,993		179
Loss from continuing operations before taxes	5,875	8,988	11,175		251
Net loss	4,421	6,534	11,293		254

	As of March 31,
	2010	2011
	(In millions)
Current assets	6,011	4,986	US$	112
Non-current assets	22,709	27,261		612
Current liabilities	7,516	8,628		194
Non-current liabilities	31,878	45,774		1,028

Subsequent to the balance sheet date, on May 30, 2011, the SEPCO Group (SEPCO and Neotel collectively referred to as SEPCO Group) became a subsidiary as the Company acquired an additional equity ownership interest in SEPCO of 24.50% for a cash consideration of  2,810 million. As a result of this additional acquisition, Tata Communication’s equity ownership interest in SEPCO increased from 43.16% to 67.66%. As of the date of the issuance of these financial statements the Company is still in the process of determining the fair values of the identifiable assets and liabilities, and that of the ownership interest held by the Company immediately prior to the acquisition date.

In fiscal 2011, the Company paid an advance of  185 million for the purchase of the additional equity ownership in SEPCO as described in the preceding paragraph. Additionally, the Company paid an advance of  260 million for subscription of preference shares in SEPCO. These preference shares were issued by SEPCO subsequent to the balance sheet date. These advances have been reported in the balance sheet as of March 31, 2011 under non-current assets as “Advances for investments”.

In accordance with the agreement dated September 29, 2011 between the shareholders and lenders of the SEPCO Group, the Company has committed to provide additional funding of  3,393 million (US$ 76 million) to the SEPCO Group.

During fiscal years ended 2010 and 2011, Tata Communications had equity ownership interest in United Telecom Limited (“UTL”) of 26.66%. The Company also invested  68 million in UTL during fiscal 2010. In fiscal 2009, 2010 and 2011, the Company’s share of income in UTL was  2 million,  10 million and  19 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

In fiscal 2010 the Company acquired equity ownership interest of 22.86% in BitGravity for  62 million. In September 2010, the Company acquired additional equity an interest of 22.86% for  66 million (US$ 1 million) in BitGravity Inc and in February 2011, the Company acquired controlling ownership interest by purchasing equity interest of 54.28% (refer to note 3 (ii)).

In fiscal 2010 and 2011 (till date of acquisition of control), the Company’s share of loss in BitGravity was  5 million and  121 million, respectively.

9. Property, plant and equipment, net

	As of March 31,
	2010	2011
	(In millions)
Land	663	658	US$	15
Leasehold improvements	975	1,183		27
Buildings	5,913	6,459		145
Plant and machinery	117,933	125,934		2,827
Computers	6,881	7,835		176
Motor vehicles	14	8		—
Furniture and fixtures	1,386	1,485		33

Property, plant and equipment at cost	133,765	143,562		3,223
Less: Accumulated depreciation	(43,625)	(53,561)		(1,202)

	90,140	90,001		2,021
Add: Construction in progress	15,977	17,837		400

Property, plant and equipment, net	106,117	107,838		2,421

As of March 31, 2010 and 2011, plant and machinery include IRU’s as follows:

	As of March 31,
	2010	2011
	(In millions)
IRUs	17,589	18,912	US$	425
Accumulated amortization	(4,943)	(6,151)		(138)

IRUs, net	12,646	12,761		287

Depreciation expense of  9,430 million,  12,999 million and  12,908 million (US$ 290 million) in fiscals 2009, 2010 and 2011 respectively includes IRU amortization expense of  1,078 million,  1,195 million and  1,236 million (US$ 28 million), respectively.

The estimated amortization of IRU’s for each of the five fiscal years subsequent to March 31, 2011 is as follows:

Year ending March 31,	(In millions)
2012	1,280	US$	29
2013	1,280		29
2014	1,280		29
2015	1,280		29
2016	1,259		28
Thereafter	6,382		143

Interest expense of  541 million, 582 million and  646 million (US$ 15 million) was capitalized during fiscals 2009, 2010 and 2011 respectively.

As of March 31, 2011, property, plant and equipment include  1,193 million (US$ 27 million) under capital leases. The accumulated depreciation on leased assets is  797 million (US$ 18 million).

Notes to Consolidated Financial Statements—(Continued)

10. Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2010 and 2011 relate to the costs associated with the removal of long-lived assets mainly cables and certain other telecommunication equipment when they will be retired.

The following is a reconciliation of the asset retirement obligations for fiscals 2010 and 2011.

	2010	2011
	(In millions)
Asset retirement obligations, April 1,	338	546	US$	12
Liabilities incurred during the year	241	57		1
Accretion expense	21	36		1
Liabilities settled during the year	(2)	—		—
Foreign currency translation adjustments	(52)	(7)		—

Asset retirement obligations, March 31,	546	632		14

11. Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying amount
As of March 31, 2010:
Computer software		3,335		1,578		1,757
Customer relationships		2,671		1,561		1,110
ISP License		3		1		2
		6,009		3,140		2,869
As of March 31, 2011:
Computer software		4,182		2,081		2,101
Customer relationships		2,651		1,915		736
ISP License		3		3		—

		6,836		3,999		2,837
	US$	154	US$	90	US$	64

Computer software includes software under development of 620 million and 592 million (US$ 13 million) as of March 31, 2010 and 2011 respectively.

Amortization expenses during fiscals 2009, 2010 and 2011 was 750 million, 1,075 million and  1,072 million (US$ 24 million) respectively. The aggregate amortization expense for intangible assets is estimated to be:

Year ending March 31,	(In millions)
2012	992	US$	22
2013	758		17
2014	262		6
2015	94		2
2016	72		2
Thereafter	67		2

Notes to Consolidated Financial Statements—(Continued)

12. Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2010	2011
	(In millions)
Beginning balance	6,287	5,809	US$	131
Additions during the year	1	593		13
Foreign currency translation adjustment	(479)	(45)		(1)

Ending balance	5,809	6,357	US$	143

The Company’s goodwill is in respect of the following reporting units and segments:

	As of March 31,
Reporting Unit	2010	2011
	(In millions)
International Voice	3,693	3,659	US$	82
Broadband internet through optical fiber	630	630		14
Broadband and Dial-up internet	1,486	1,486		34
Content Delivery Network	—	582		13

Total	5,809	6,357	US$	143

Goodwill of 3,659 million (fiscal 2010 3,693 million) and 2,698 million (fiscal 2010 2,116 million) has been assigned to Global Voice Solutions and Global Data & Managed Services respectively.

The Company performed its annual impairment test as of March 31, 2011. The Company estimated the fair values of the reporting units using an income-based approach and estimated future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

The estimated cash flows were developed using internal forecasts. The discount rates used for the reporting units were based on historical market returns for similar industries of the reporting units.

As of March 31, 2011, the fair values of all the reporting units exceeded the carrying amounts and no impairment loss was recognized in fiscal 2011.

13. Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2010	2011
	(In millions)
Prepaid rent	1,896	1,949	US$	44
Deferred income taxes (See note 18)	498	803		18
Prepaid pension asset	1,399	2,160		48
Loans to equity method investee	3,253	1,497		34
License Fee paid under protest	2,899	2,899		65
Advances to CEC	630	—		—
Others	1,327	2,317		52

Total	11,902	11,625	US$	261

Notes to Consolidated Financial Statements—(Continued)

Secured loans provided to Neotel and SEPCO carry interest at the rate of Johannesburg Inter-bank Agreed Rate (“JIBAR”) plus 2% per annum and unsecured loans carry interest at the rate of JIBAR plus 2.5% per annum. The loans do not have a fixed repayable term.

License Fee paid under protest

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

In January 2008, DoT issued additional license fee demand for fiscals 2003, 2004 and 2005 of 2,950 million for (a) additional payment of license fee (computed on the basis of the TDSAT conclusion) of 829 million, (b) compounded interest of 912 million on unpaid license fees, (c) penalty of 772 million and interest on penalty of 386 million (together referred to as “penalty”) totaling  1,158 million, (all of (a)-(c) aggregating  2,899 million), and (d) an excess claim of 51 million by DoT which has since been adjusted against the demands in subsequent years.

In January 2008, the Company made payment of 2,950 million which has been recorded as license fee paid under protest. The additional license fee and interest totaling 1,741 million demanded by the DoT has been accrued as liability by recognizing an expense. The accrued liability of 1,741 million has not been offset against the payment of 2,950 million pending outcome of the Company’s challenge against the TDSAT conclusion in the Supreme Court of India, as the Company believes that its challenge will be successful in the Supreme Court of India and deduction of bandwidth and other network related costs will be permitted for the purposes of computing license fees.

The Company has not recorded an expense and liability in respect of the DoT’s claim for penalty and interest on penalty totalling  1,158 million as the Company believes that the DoT’s claim will not be sustained, as in accordance with the license agreement penalty and any interest on penalty is payable to the DoT only if the shortfall in license fee paid in fiscal is more than 10% of license fee payable. The DoT terminated the Company’s exclusive right to provide international long distance service in fiscal 2002 and granted a compensation of 793 million (as certified by the Government of India auditors) to the Company (the compensation was paid by the DoT in April 2008). In accordance with the license agreement, the compensation receivable from the DoT should have been offset against the license fee, as the agreement permits the deduction of any amounts due to the Company from the DoT from any amounts payable by the Company to the DoT. The penalty has been computed by the DoT without offsetting the compensation of  793 million. Had the DoT offset the compensation due to the Company against the additional license fee claimed from the Company, consequent to the TDSAT conclusion, the license fee paid would have been short, by lower than 10% of the license fee payable in respect of those fiscal years.

The Company challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and passed the ruling in favour of the Company striking the penalty provisions in the license agreement. Consequently  1,158 million became refundable by DoT. Further, the Company had filed a petition in TDSAT, seeking its direction to DoT for refund of penalty amounting of  1,158 million along with interest thereon at prevailing bank rates. The TDSAT has accepted the Company’s contention and passed the order accordingly on July 13, 2011 for refund of penalty of 1,158 million along with interest thereon. However DoT has disputed both the order of TDSAT and has filed an appeal against TDSAT’s order in the Supreme Court.

Notes to Consolidated Financial Statements—(Continued)

Amounts advanced to CEC

In fiscal 2009 the Company entered into an Equity Joint Venture (EJV) Agreement with the shareholders of China Enterprise Communications Limited (CEC) to acquire a 50% equity interest in CEC subject to the approvals of the requisite government and regulatory bodies in China. An advance of 712 million for such investment was paid in fiscal 2009.

In fiscal 2011 the Company entered into an agreement to terminate the joint venture agreement and received the advance along with termination fee of 90 million (US$ 2 million) (included in other non-operating income).

14. Accounts payable

Accounts payable consists of the following:

	As of March 31,
	2010	2011
	(In millions)
Interconnect charges payable	17,593	18,467	US$	415
Payables for capital and other supplies	12,530	6,291		141

Total	30,123	24,758	US$	556

15. Short-term debt and current portion of long-term debt

Short-term debt comprises:

	As of March 31,
	2010	2011
	(In millions)
Buyers credit	890	1,262	US$	28
Post-shipment loans	—	70		2
Other bank loans	5,197	12,331		276
Current portion of long-term debt	11,958	9,064		204

Total	18,045	22,727		510

Maximum amount of bank debt outstanding during the year	15,231	13,778		309
Weighted average interest rate	7.38%	2.95%
Unutilized lines of short-term credit	9,559	3,272		73

16. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2010	2011
	(In millions)
Unearned revenues	4,198	4,106	US$	92
License fees	754	649		15
Book Overdraft	135	322		7
Deposits from customers and contractors	2,359	5,077		114
Accrued payroll	1,738	2,434		55
Interest payable	763	876		20
Other accrued expenses	2,274	2,320		52
Other current liabilities	1,288	1,622		36

Total	13,509	17,406	US$	391

Other current liabilities include current deferred tax liability of 10 million and Nil respectively for the fiscals 2010 and 2011 respectively. [See note 18]

Notes to Consolidated Financial Statements—(Continued)

17. Long-term debt, net of current portion

Long-term debt comprises the following:

	Interest Rates %	Maturities	As of March 31,
			2010	2011
			(In millions)
Term loan from bank - US$	LIBOR + 4.00%	January 2014	24,754	5,575	US$	125
Term loan from bank - US$	LIBOR + 2.90%	December 2013 - December 2015	—	23,415		526
Term loan from bank - US$	LIBOR + 4.70%	July 2014 - July 2016	4,501	2,230		50
Term loan from bank - US$	LIBOR + 1.35%	March 2012 - March 2020	—	1,443		32
Term loan from bank - US$	LIBOR + 3.75%	November 2014 - November 2016	2,251	446		10
Term loan from bank - South African Rands	JIBAR + 1.26%	May 2011	644	689		16
Term loan from bank - South African Rands	JIBAR + 4.4%	—	1,931	—		—
Loans from finance Company - US$	4%	July 2011 - July 2012	226	299		7
Non convertible debentures to financial institutions*	7.74% -11.70%	November 2011 - July 2019	19,500	19,500		438
Term loans from banks and finance Company	5.95% -10.00%	April 2011 - March 2016	1,702	1,567		35

Total			55,509	55,164	US$	1,239
Less: Current portion of long-term debt			11,958	9,064		204

Long-term debt, net of current portion			43,551	46,100	US$	1,035

The scheduled maturity of long-term debt as of March 31, 2011 is set out as below:

	As at March 31, 2011 (In millions)
Due in the years ending March 31,
2012	9,064	US$	204
2013	4,326		97
2014	15,550		349
2015	13,017		292
2016	10,087		227
2017	1,062		24
2018	170		4
Thereafter	1,888		42

*	The non-convertible debentures to the extent of 12,500 million (US$ 281 million) are secured against the Company’s property plant and equipment with carrying amount of 16,864 million (US$ 379 million).

Notes to Consolidated Financial Statements—(Continued)

18. Income taxes

The income tax expense (benefit) consists of the following:

	For the year ended March 31,
	2009	2010	2011
	(In millions)
Income / (loss) before income taxes
Domestic	7,481	3,244	1,785	US$	40
Foreign	195	(4,627)	(3,466)		(78)

	7,676	(1,383)	(1,681)	US$	(38)
Current income tax expense:
Domestic	1,503	(2,111)	788		18
Foreign	277	260	222		5
Deferred income tax:
Domestic	684	551	43		1
Foreign	(34)	331	(288)		(7)

Total	2,430	(969)	765	US$	17

Tax effects of significant timing differences on the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2009	2010	2011
	(In millions)
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	742	(62)	276	US$	6
Unearned revenues	(219)	249	(84)		(2)
Allowances for uncollectible receivables and other current assets	56	303	(47)		(1)
Interest accrued on Secured Debenture	—	—	(152)		(4)
Expense on account of arbitration settlement	293	—	—		—
Others	(222)	392	(238)		(5)

Total	650	882	(245)	US$	(6)

Notes to Consolidated Financial Statements—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	For the year ended March 31,
	2009	2010	2011
	(In millions)
Income (loss) before income tax	7,676	(1,383)	(1,681)	US$	(38)
Statutory income tax rate	33.99%	33.99%	33.22%		33.22%

Expected income tax expense at statutory rate	2,609	(470)	(558)		(13)
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits	24	—	1		—
Differences arising from different tax rates in other tax jurisdictions.	40	335	397		9
Changes in enacted tax rate for TCL India and its subsidiaries in other tax jurisdictions.	97	25	(9)		—
Changes in valuation allowance including losses of overseas subsidiaries	(38)	2,142	3,258		73
Non deductible interest expense	471	(2)	100		2
Tax rate difference on gains on sale of investments	(766)	(1)	—		—
Uncertain tax position in respect of prior years recognized	—	(2,800)	—		—
Equity in net loss of equity method investee	(553)	(1,087)	(1,839)		(41)
Others, net	546	889	(585)		(13)

Income tax expense (benefit)	2,430	(969)	765	US$	17

Changes in Valuation allowances.

	For the year ended March 31,
	2010	2011
	(In millions)
Beginning Balance	(7,216)	(8,624)	US$	(194)
Change during the year, net	(2,142)	(3,258)		(73)
Effect of foreign currency translation	734	206		5

Ending Balance	(8,624)	(11,676)	US$	(262)

Notes to Consolidated Financial Statements—(Continued)

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	For the year ended March 31,
	2010	2011
	(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	4,693	5,620	US$	126
Losses of equity method investee	1,603	3,442		77
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	2,240	2,286		51
Allowances for uncollectible receivables and other current assets	547	779		18
Unearned revenues	2,351	2,331		52
Employee severance costs	16	—		—
National long distance license fees	192	171		4
Interest and expenses allowed on payment basis	376	912		21
Others	735	801		18

Gross deferred tax assets	12,753	16,342	US$	367
Less : Valuation allowance	(8,624)	(11,676)		(262)

Net deferred tax assets	4,129	4,666		105
Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	5,078	5,403		122
Prepaid pension asset	430	417		9
Others	441	497		11

Total	5,949	6,317	US$	142

Net deferred tax liability	(1,820)	(1,651)	US$	(37)

Current deferred tax asset, net	1,339	1,045	US$	23
Non-current deferred tax asset, net	498	803		18
Current deferred tax liability, net	10	—		—
Non-current deferred tax liability, net	3,647	3,499		79

Deferred tax assets and liabilities in respect of the same taxpaying component and jurisdiction have been offset.

Deferred tax assets on net operating losses, which would expire based on the year of origination are as follows:

Jurisdiction	Deferred Tax Assets on Net Operating Losses in millions
	Fiscal 2011	US$ Fiscal 2011	Expiration of operating losses
US	1,623	37	Between 2012 and 2022
Canada	599	13	Between 2026 and 2031
Hong Kong	104	2	Indefinite
India	706	16	2014 to 2018
Europe	2,588	58	4 years and higher

Tax effect/(benefit) allocated to each component of other comprehensive income are as follows:

	For the year ended March 31,
	2010	2011
	(In millions)
Unrealised (loss)/gain on available-for-sale securities	20	(19)	US$	—
Employee benefit plans	(332)	94		2

Ending Balance	(312)	75	US$	2

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended March 31,
	2010	2011
	(In millions)
Beginning Balance	8,053	6,569	US$	147
Increases related to current year tax positions	1,423	430		10
Decreases related to prior year tax positions	2,907	—		—

Ending Balance	6,569	6,999	US$	157

The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax liability by 6,999 million (US$ 157 million) as of March 31, 2011, and would affect the Company’s effective tax rate.

In fiscal 2010, the Company recognized tax benefit of 2,800 million in respect of a significant tax dispute relating to fiscal 1994 as a result of a favourable decision and conclusion by the Income Tax Appellate Tribunal (referred to as ITAT) that the procedures followed by the taxing authority in disallowing the Company’s tax position was inappropriate and was not in compliance with the Indian tax administrative procedures and regulations. Although, the taxing authority has appealed to the High Court against the ITAT’s decision, the Company on the basis of the ITAT’s decision and supported by legal opinion and judicial precedence (as set by the Supreme Court) has concluded that the Company’s tax position is more likely than not be sustained as it is unlikely that the High Court will allow the taxing authority’s appeal because ITAT’s basis of decision did not relate to interpretation of tax law but on determination of the fact of whether the tax administrative procedures were appropriately followed. The High Court typically deals with interpretation of law and does not assess whether or not the facts were accurately determined. Subsequent to March 31, 2011, High Court has dismissed the case filed by the tax department against the order of ITAT

The Company’s major tax jurisdictions are India, the U.S. and Canada, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2007 through 2010. No tax returns have been subjected for examination in any of the other jurisdictions.

In fiscals 2010 and 2011, the Company has not recorded any interest and penalty on uncertain tax positions. As of March 31, 2011 the Company has an accrual of 344 million (US$ 8 million) towards interest and penalties included in advance taxes (net).

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as these would depend upon the outcome of the matters with various appellate authorities, which are not expected to be concluded / attain finality, within the next 12 months.

19. Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2010	2011
	(In millions)
Deferred Income taxes (See note 18)	3,647	3,499	US$	79
Unearned revenues	25,266	25,184		565
Employee retirement benefits	1,351	1,367		31
Licence fees	1,741	1,741		39
Others	2,206	1,782		40

Total	34,211	33,573	US$	754

Notes to Consolidated Financial Statements—(Continued)

20. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2010	2011
	(In millions)
Net unrealized gain on available-for-sale securities, net of taxes	28	4	US$	—
Foreign currency translation adjustment	87	(140)		(3)
Effective portion of net loss on derivative instrument designated as cash flow hedge	(260)	(291)		(7)
Funded status on employee benefit plans	(116)	111		3

Total	(261)	(316)	US$	(7)

21. Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2009	2010	2011
	(In millions)
Dividend Income	225	2	3	US$	—
Foreign exchange gain (loss), net	(76)	43	339		8
Liabilities no longer required to be settled that have been written back	228	304	625		14
Others	594	816	864		19

Total	971	1,165	1,831	US$	41

Liabilities no longer required to be settled have been written back because of expiry of the statute of limitation period.

22. Retirement benefits

The Company in fiscals 2009, 2010 and 2011 has used March 31 as the measurement date of the funded status of the plans.

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

The following table sets out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

	As of March 31,
	2010	2011
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	347	489	US$	11
Service cost	35	43		1
Interest cost	28	32		1
Liabilities transferred from other companies	2	—		—
Plan Amendment	138	—		—
Actuarial (gain)/loss	(35)	21		—
Benefits paid	(23)	(44)		(1)
Others	(3)	—		—

Benefit obligation, end of the year	489	541	US$	12

Change in plan assets:
Fair value of plan assets, beginning of the year	303	341		8
Actual return on plan assets	32	50		1
Employer contributions	28	149		3
Transfer from other Company	1	—		—
Benefits paid	(23)	(44)		(1)

Fair value of plan assets, end of the year	341	496	US$	11

Accrued liability included in other non-current liabilities	(148)	(45)	US$	(1)
Actuarial (gain) loss and past service cost recognized as a component of accumulated other comprehensive income	*97	*(2)		—

*	This amount includes actuarial gain of 6 million and 23 million on plan assets for the fiscal year 2010 and 2011 respectively.

Net gratuity cost in fiscals 2009, 2010 and 2011 consist of the following:

	As of March 31,
	2009	2010	2011
	(In millions)
Service cost	29	35	43	US$	1
Interest cost	21	28	32		1
Amortization of Past Service Cost	—	7	7		—
Expected Return on plan assets	(24)	(26)	(27)		(1)

Net gratuity cost	26	44	55	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	As of March 31,
	2009	2010	2011
	(%)
Discount rate	7.5	8.25	8.25
Rate of increase in compensation levels of covered employees	5.0-7.0	6	6
Rate of return on plan assets	8	8	8

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

The fair value of Company’s pension plan assets at March 31, by asset category are as follows—

	As of March 31, 2010
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	1	—	—	1
Mutual funds	—	335	—	335
Long Term Bonds	—	5	—	5

Total	1	340	—	341

	As of March 31, 2011
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	2	—	—	2	US$	—
Mutual funds	—	491	—	491		11
Long Term Bonds	—	3	—	3		—

Total	2	494	—	496	US$	11

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Level 2—The fair values of mutual funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

Accumulated benefit obligation was  293 million and  343 million (US$ 8 million) for fiscals 2010 and 2011 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2011 and are as follows:

Year ending March 31,	(In millions)
2012	30
2013	34
2014	44
2015	47
2016	45
2017-2021	303

The Company expects to contribute  47 million to gratuity fund in fiscal 2012.

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

Notes to Consolidated Financial Statements—(Continued)

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2010	2011
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	356	432	US$	10
Service cost	45	40		1
Interest cost	27	35		1
Actuarial loss	59	19		—
Benefits paid	(55)	(72)		(2)

Benefit obligation, end of the year (included in other non-current liabilities)	432	454	US$	10

Actuarial loss recognized as a component of accumulated other comprehensive income	59	19		—

The amounts recognized in the statement of operations for the year ended March 31, 2011:

	As of March 31,
	2009	2010	2011
	(In millions)
Service cost	40	45	40	US$	1
Interest cost	25	27	35		1
Amortization of actuarial loss	—	—	9		—

Net Medical cost	65	72	84	US$	2

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2010 and 2011 is 20%. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Years ended March 31,
	2010		2011
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease
Effect on Service Cost	4	(5)	4	(4)
Effect on Interest Cost	3	(3)	5	(5)
Effect on post-retirement benefit obligation	47	(46)	37	(40)

The assumptions used in accounting for the medical benefit plan are set out below:

	2010	2011
	(%)	(%)
Discount rate	8.25	8.25
Rate of increase in compensation levels of covered employees	6	6

Accumulated benefit obligation was  394 million and  414 million (US$ 9 million) for fiscal 2010 and 2011 respectively.

Notes to Consolidated Financial Statements—(Continued)

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2011 and are as follows:

Year ending March 31,	(In millions)
2012	57
2013	58
2014	59
2015	59
2016	59
2017-2021	291

Pension

In fiscal 2007, the Company purchased participating annuity contracts in respect of its obligation in India relating to employees transferred from the erstwhile Overseas Communication Services (“OCS”). The cost of participation is recognized as an asset and has been stated at fair value of  251 million and  232 million (US$ 5 million) as of March 31, 2010 and 2011. Additionally in fiscals 2010 and 2011, the Company purchased additional annuity contracts for  90 million and  79 million (US$ 2 million) in respect of increase in benefits to OCS employees resulting from cost of living increase. The cost of living increase in pension benefits is at the discretion of Government of India. The cost of purchase of the additional annuity contracts of  144 million,  90 million and  79 million (US$ 2 million) has been recognized as expense in fiscal 2009, 2010 and 2011 respectively.

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

The Company contributed  145 million,  172 million and  200 million (US$ 4 million) to provident fund in fiscals 2009 2010 and 2011 respectively.

(b) Overseas plans:

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

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory				Non-contributory
	2010	2011			2010	2011
	(In millions)
Benefit obligation, beginning of period	2,838	3,871	US$	87	2,380	3,476	US$	78
Service cost	17	20		1	59	69		2
Interest cost	236	220		5	200	201		4
Benefits paid	(227)	(241)		(5)	(211)	(194)		(4)
Actuarial loss	700	103		2	775	11		—
Effect of foreign exchange rate changes	307	152		3	273	136		3
Benefit obligation, end of period	3,871	4,125		93	3,476	3,699		83
Fair value of plan assets, beginning of period	4,410	5,010		112	3,171	3,736		84
Actual return on plan assets	*416	*458		10	**304	**385		8
Contributions	—	—		—	175	237		5
Benefits paid	(227)	(241)		(5)	(212)	(194)		(4)
Effect of foreign exchange rate changes	411	201		5	298	160		4
Fair value of plan assets, end of period	5,010	5,428		122	3,736	4,324		97
Funded status	1,139	1,303		29	260	625		14
Prepaid pension asset	1,139	1,303		29	260	625		14
Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	*538	*(82)		(2)	**657	**(165)		(4)

*	This amount includes actuarial gain of 162 million and 185 million on plan assets for fiscal year 2010 and 2011 respectively.

**	This amount includes actuarial gain of 118 million and 176 million on plan assets for fiscal year 2010 and 2011 respectively.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2010	2011
	(In millions)
Benefit obligation, beginning of period	74	132	US$	3
Service Cost	3	5		—
Interest Cost	7	8		—
Benefits paid	—	—		—
Actuarial loss	33	6		—
Effect of foreign exchange rate changes	15	5		—
Benefit obligation, end of the year (included in other non-current liabilities)	132	156		3
Actuarial loss recognized as a component of accumulated other comprehensive income	33	6		—

Other Post Retirement Plan

The Company also has a post-retirement health care and life insurance plan (“OPEB”).

The following table summarizes changes in benefit obligations for the Companies post- retirement benefit obligations:

	Other Post-retirement Plan
	2010	2011
	(In millions)
Accumulated benefit obligation, beginning of period	73	78	US$	2
Service Cost	1	2		—
Interest Cost	6	4		—
Benefits paid	(10)	(8)		—
Actuarial gain	—	(4)		—
Effect of foreign exchange rate changes	8	2		—
Benefit obligation, end of the year (included in other non-current liabilities)	78	74		2
Actuarial gain recognized as a component of accumulated other comprehensive income	—	(4)		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at 2010 and 2011 is 9.30% and 9.30% respectively. The ultimate weighted-average health care trend is 4.44% and is expected to be attained in the year 2030. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2010		2011
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease
Effect on post-retirement benefit obligation	6	(5)	7	(6)

Notes to Consolidated Financial Statements—(Continued)

The components of pension expense are as follows:

	Year ended March 31,
	2009	2010	2011
	(In millions)
Service cost	107	80	96	US$	2
Interest cost	394	449	433		10
Expected Return on assets	(441)	(440)	(482)		(11)
Amortization of actuarial (gain) loss	1	(38)	(1)		—

Net pension cost	61	51	46	US$	1

The accumulated benefit obligation for all overseas plans as at March 31, 2010 and 2011 is  7,093 million and  7,755 million (US$ 174 million) respectively.

The estimated amount of experience gain that will be amortized from accumulated other comprehensive income are not expected to be material over the next fiscal year ended March 31, 2011.

The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

	Years ended March 31,
	2010	2011
	(%)	(%)
Discount rate used for benefit costs	8.00	5.75
Discount rate used for benefit obligations	5.75	5.50
Expected long-term return on plan assets	5.50	5.50
Inflation	2.25	2.25
Rate of compensation increase	3.25	3.25

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

The asset allocation policy has been revised during the year. The ultimate target is 10% equity, 90% fixed income for the Contributory plan and 20% equity, 80% fixed income for the non-Contributory plan. To minimize the volatility of the returns, the Company selected the passive management approach for its asset mix. As a result, the market value of each asset class is rebalanced, on a quarterly basis, to the benchmark portfolio if the weighting of either the overall fixed-income securities or that of equities weight deviates from the benchmark portfolio by more than plus / minus 3%. In such a case, the fund asset mix is brought back to the benchmark portfolio within 30 days.

Notes to Consolidated Financial Statements—(Continued)

The fair value of Company’s pension plan assets at March 31, by asset category are as follows—

	As of March 31, 2010
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	43	—	—	43
Canadian – Mutual Fund (Equity)	—	877	—	877
Canadian – Mutual Fund (Money Market)	—	355	—	355
Canadian – Mutual Fund (Debt)	—	6,592	—	6,592
US – Mutual Fund (Equity)	—	352	—	352
Other – Mutual Fund (Equity)	—	527	—	527

Total	43	8,703	—	8,746

	As of March 31, 2011
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	27	—	—	27	US$	1
Canadian – Mutual Fund (Equity)	—	736	—	736		16
Canadian – Mutual Fund (Money Market)	—	292	—	292		7
Canadian – Mutual Fund (Debt)	—	7,985	—	7,985		179
Other – Mutual Fund (Equity)	—	712	—	712		16

Total	27	9,725	—	9,752	US$	219

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

The Company expects to contribute  152 million to the non-contributory pension plan in fiscal 2012, based on the valuation as at December 31, 2008.

The Company does not expect to contribute to the contributory pension plan in fiscal 2012, based on the valuation as at December 31, 2008 which showed a surplus.

The overseas subsidiaries post-retirement benefit plans other than contributory and non-contributory pension plans were unfunded. The benefits are funded on a pay-as-you-go basis. The Company funds on a cash basis as benefits are paid and Company expects to pay  6 million in fiscal 2012.

Notes to Consolidated Financial Statements—(Continued)

Estimate future benefit payments for oversees plans

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits (Contributory and Non Contributory)			Other Benefits
	(In millions)
Years ending March 31,
2012	428	US$	10	6	US$	—
2013	437		10	6		—
2014	446		10	7		—
2015	454		10	6		—
2016	463		10	6		—
2017-2021	2,474		56	27		1

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings Plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP in aggregate were approximately  115 million,  123 million and  153 million (US$ 3 million) for the year ended 2009, 2010 and 2011 respectively.

23. Leases

As Lessee:

The Company has leased buildings, satellite channels, office equipment, computer equipment, certain circuit capacities, Automated teller machine (ATM) and ATM related equipments under operating lease arrangements. Operating lease rent expense was  8,606 million,  9,510 million and  8,953 million (US$ 201 million) in fiscals 2009, 2010 and 2011 respectively. Operating lease rentals includes  6,393 million,  7,032 million and  6,804 million (US$ 153 million) in fiscals 2009, 2010 and 2011 respectively, under capacity purchase agreements on specified cables for a stated period of time.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2012	2,653	US$	60
2013	2,355		53
2014	2,212		50
2015	2,118		47
2016	1,938		43
Thereafter	6,754		152

Total minimum lease commitments	18,030	US$	405

The minimum future lease payments have not been reduced by minimum operating sublease rentals of  28 million due in the future under non-cancellable subleases for certain buildings which extend until July 31, 2011.  90 million and  87 million (US$ 2 million) in fiscal 2010 and fiscal 2011 respectively was recognized as sublease rental income.

As Lessor:

IRUs with costs of  505 million and accumulated depreciation of  216 million have been leased under operating lease arrangements. Depreciation expense of  34 million (US$ 1 million) in respect of these assets has been recognized in the fiscal 2009, 2010 and 2011.

Cost and accumulated depreciation of IRUs in which only a portion of capacity has been leased under operating lease arrangements are not readily determinable as these are not allocable to the leased capacity. Lease rental income related to IRU’s was  291 million,  318 million and  147 million (US$ 3 million) in fiscals 2009, 2010 and 2011 respectively.

Notes to Consolidated Financial Statements—(Continued)

Future non-cancelable lease rent payments to be received are as follows:

Years ending March 31,	(In millions)
2012	303	US$	7
2013	281		6
2014	281		6
2015	281		6
2016	282		7
Thereafter	1,825		41
Total minimum lease receipts	3,253	US$	73

24. Fair values measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including investment securities and derivatives. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2011 and 2010

Particulars	Fair Value measurements as at March 31, 2010
	Level 1	Level 2	Level 3	Total
	(In millions)
Assets
Available-for-sale investments	—	4,641	—	4,641
Derivatives not designated as hedging instrument:
Foreign currency contracts included in prepaid expenses and other current assets	—	351	—	351

Total	—	4,992	—	4,992

Liabilities
Derivatives not designated as hedging instrument:
Foreign currency contracts included in accrued expenses and other current liabilities	—	4	—	4
Derivatives designated as hedging instrument:
Interest rate contracts included in accrued expenses and other current liabilities	—	204	—	204
Interest rate contracts included in other non-current liabilities	—	113	—	113

Total	—	321	—	321

Notes to Consolidated Financial Statements—(Continued)

Particulars	Fair Value measurements as at March 31, 2011
	Level 1	Level 2	Level 3	Total
	(In millions)
Assets
Available-for-sale investments	—	916	—	916	US$	21
Derivatives not designated as hedging instrument:
Foreign currency contracts included in prepaid expenses and other current assets	—	273	—	273		6

Total	—	1,189	—	1,189	US$	27

Liabilities
Derivatives not designated as hedging instrument:
Foreign currency contracts included in accrued expenses and other current liabilities	—	1	—	1	US$	—
Interest rate contracts included in accrued expenses and other current liabilities	—	148	—	148		3
Interest rate contracts included in other non-current liabilities	—	107	—	107		3
Derivatives designated as hedging instrument :
Interest rate contracts included in accrued expenses and other current liabilities	—	53	—	53		1
Interest rate contracts included in other non-current liabilities	—	31	—	31		1

Total	—	340	—	340	US$	8

Investments: Investments in liquid and short-term mutual funds which are classified as available-for-sale are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

Derivatives: The fair value is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility, LIBOR rates, swap rates.

Fair Value disclosure of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses, other current liabilities and short term borrowings, approximate their fair values due to the short- term nature of these instruments. The fair value of loan given to equity method investee cannot be reasonably estimated.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

The fair value of the foreign currency long-term loans of 34,097 million (US$ 766 million) is approximately 34,530 million (US$ 775 million) based on indicative market prices of similar instruments and recently negotiated terms at market rates. The term loans and NCDs totaling 21,067 million (US$ 473 million) has an estimated fair value of approximately 22,015 million (US $ 494 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sale transaction as of March 31, 2011. The estimated fair value amounts as of March 31, 2011 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

25. Derivative financial instruments

a) Interest Rate Swap Agreements (“Swaps”)

The Company’s overall risk management objective is to mitigate the negative impact of volatile global markets on its cash flow and earnings. The Company uses interest rate swaps to manage the market risks associated to interest rate movements relating to its variable-rate long-term debt. As of March 31, 2011 the Company had outstanding interest rate swaps designated as cash flow hedges to convert the variable interest rate of its long term debt to a fixed rate with a total notional amount of 2,230 million (US$ 50 million). Additionally, as of March 31, 2011 the Company had outstanding interest rate swaps with total notional amount of  5,575 million (US$ 125 million) which do not qualify for hedge accounting. Under the terms of the swap the Company will pay an interest rate ranging from 2.85% to 3.25% in exchange for the variable interest rate equal to US LIBOR. These swaps expire within three year to five year from the balance sheet date.

The differential paid or received on the swaps designated as hedges is recognized as adjustments to interest expense. The effective portion of the changes in the fair value of the swaps designated as hedges are deferred in accumulated other comprehensive loss and is recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense immediately.

The following table summarizes the activity in accumulated other comprehensive loss related to derivatives designated as cash flow hedges during the year ended March 31, 2010 and 2011:

	(In millions)
	Year ended March 31, 2010	Year ended March 31, 2011
Beginning Balance	280	260	US$	6
Net unrealized loss / (gain)	(48)	205		5
Realized gain/(loss) reclassified into earnings	28	(174)		(4)

Ending balance	260	291	US$	7

Based on the terms of the derivative instruments designated as cash flow hedges, 198 million (US$ 4 million) of unrealized losses currently in accumulated other comprehensive income/(loss) will be transferred into earnings during the fiscal year ending March 31, 2012. In fiscal 2011, 22 million has been recognized in earning for fair value changes on interest rate swaps which do not qualify for hedge accounting.

b) Foreign Exchange Forward Contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in United States dollars, Canadian Dollars, Euros and other currencies. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

Foreign exchange forward and option contracts held by the Company as of fiscals 2010 and 2011 were  8,482 million and  7,038 million (US$ 158 million) respectively. These contracts are for a period between one and ten months.

An exchange gain (loss) of (521) million in fiscal 2009 , 472 million in fiscal 2010 and (151) million in fiscal 2011 on foreign currency forward and option contracts have been recognized in other non-operating income, net.

26. Segment information

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) and allocate resources to and assess the performance of the segments of the Company.

Effective April 1, 2010, the Company changed its operational and organization structure. Consequent to this change, the Company has identified following operating segments:

Global Voice Solutions (GVS)	: GVS includes International and National Long Distance Voice services.
Global Data and Managed Services(GDMS)	: GDMS includes Corporate Data Transmission services, data centers, virtual private network signaling and roaming services, television and other network and managed services.

Notes to Consolidated Financial Statements—(Continued)

Others	: Others primarily comprises of retail internet business

Previously the Company reported following operating segments:

•	Wholesale Voice: comprising of International Long Distance voice services

•	Enterprise and Carrier Data: comprising of Corporate Data Transmission services

•	Others: Comprising of national voice services, retail Internet, data centers, signaling and roaming services and television

Segment information for fiscals 2009, 2010 and 2011 is as follows (all prior period segment information has been recast to conform to the current segment reporting):

	Year ended March 31, 2009
	Global Voice Solutions	Global Data and Managed Services	Others	Total
	(In millions)
Revenues	56,245	38,919	2,131	97,295
Interconnection Charges	41,506	7,263	124	48,893

Net revenues	14,739	31,656	2,007	48,402

Other network and telecommunication costs	455	1,853	—	2,308
License fees	242	621	—	863

Segment results	14,042	29,182	2,007	45,231

Unallocable costs:
Depreciation and amortization				10,180
Other operating costs				30,394

Operating Income				4,657
Non-operating income, net				3,019

Income before income tax				7,676
Income tax expense				(2,430)
Dividend tax				(218)
Equity in net loss of equity method investees				(1,120)

Net income				3,908

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31, 2010
	Global Voice Solutions	Global Data and Managed Services	Others	Total
	(In millions)
Revenues	61,436	42,413	2,231	106,080
Interconnection Charges	49,833	9,162	11	59,006

Net revenues	11,603	33,251	2,220	47,074

Other network and telecommunication costs	376	2,070	—	2,446
License fees	213	581	—	794

Segment results	11,014	30,600	2,220	43,834

Unallocable costs:
Depreciation and amortization				14,074
Other operating costs				31,323

Operating loss				(1,563)
Non-operating income, net				180

Loss before income tax				(1,383)
Income tax benefit				969
Dividend tax				(218)
Equity in net loss of equity method investees				(3,192)

Net loss				(3,824)

	Year ended March 31, 2011
	Global Voice Solutions	Global Data and Managed Services	Others	Total
	(In millions)
Revenues	65,516	46,604	1,720	113,840	US$	2,556
Interconnection Charges	55,065	9,866	50	64,981		1,459

Net revenues	10,451	36,738	1,670	48,859	US$	1,097

Other network and telecommunication costs	433	1,799	—	2,232		50
License fees	3	657	4	664		15

Segment results	10,015	34,282	1,666	45,963	US$	1,032

Unallocable costs:
Depreciation and amortization				13,980		314
Other operating costs				32,347		726

Operating loss				(364)		(8)
Non-operating income, net				(1,317)		(30)

Loss before income tax				(1,681)		(38)
Income tax expense				(765)		(17)
Equity in net loss of equity method investees				(5,636)		(127)

Net loss				(8,082)	US$	(182)

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for Gobal Voice Solutions and Global Data and Managed Services have been allocated based on net revenues from these services.

Telecommunication services are provided utilizing the Company’s property plant and equipments which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Notes to Consolidated Financial Statements—(Continued)

Revenues have been allocated to countries based on location of the customers and are as follows:

	Year ended March 31, 2009	Year ended March 31, 2010	Year ended March 31, 2011
	(In millions)
India	31,984	28,847	30,813	US$	692

United States of America	16,683	19,159	17,893		402

United Kingdom	6,791	11,637	13,167		296

Canada	3,976	4,274	5,849		131

Rest of the world	37,861	42,163	46,118		1,035

Total	97,295	106,080	113,840	US$	2,556

In fiscal 2011, revenue from one customer (customer “H” as referred in Note 5) represents approximately 12 % of the Company’s consolidated revenue mainly in Global Voice Solutions and Global Data & Managed Services segments.

The overseas subsidiaries own approximately 58% of the Company’s property, plant and equipment.

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

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the related party transactions and balances included in the financial statements:

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2011
	(In millions)
													(US$)
Revenues from telecommunication services:-
Global Voice Solutions (including 3,078 million, 1,282 million and 786 million for fiscals 2009, 2010 and 2011 respectively from Tata Teleservices Ltd)	3,885	2,451	1,168	—	—	—	227	509	473	4,112	2,960	1,641	37
Global Data and Managed Services (including 404 million, 317 million and 487 million for fiscals 2009, 2010 and 2011 respectively from Tata Teleservices Ltd)	1,206	1,319	2,323	—	—	—	528	391	643	1,734	1,710	2,966	67

Revenues from telecommunication services total	5,091	3,770	3,491	—	—	—	755	900	1,116	5,846	4,670	4,607	104

Interest income	—	—	—	—	—	—	188	552	707	188	552	707	16
Network and transmission costs :-
Global Voice Solutions (including 280 million, 325 million and 394 million for fiscals 2009, 2010 and 2011 respectively from Tata Teleservices Ltd)	372	408	494	—	—	—	566	1,051	1,344	938	1,459	1,838	41
Global Data and Managed Services (including 81 million, 279 million and 550 million for fiscals 2009, 2010 and 2011 respectively from Tata Teleservices Ltd)	506	842	1,164	—	—	—	—	333	212	506	1,175	1,376	31

Network and transmission costs total	878	1,250	1,658	—	—	—	566	1,384	1,556	1,444	2,634	3,214	72

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
Nature of transactions	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2011
	(In millions)
													(US$)
License fees	—	—	—	863	794	653	—	—	—	863	794	653	15
Loans given	—	—		—	—	—	2,862	1,284	3,110	2,862	1,284	3,110	70
Advances given	—	54	567	—	—	—	—	1	—	—	55	567	13
Advances repaid	—	53	573	—	—	—	—	—	—	—	53	573	13
Dividends paid	109	140	—	857	806	—	—	—	—	966	946	—	—
Other non -operating income	100	64	88	—	—	—	—	—	—	100	64	88	2
Other operating costs	1,028	1,062	577	—	—	—	—	10	10	1,028	1,072	587	13
Purchase of property, plant & equipments	436	399	265	—	—	—	—	—	—	436	399	265	6
Investment in Equity Method Investee	—	—	—	—	—	—	890	808	530	890	808	530	12
Advances for additional ownership interest and preference stock	—	—	—	—	—	—	—	—	455	—	—	455	10

Notes to Consolidated Financial Statements—(Continued)

Year End Balances	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
	2010	2011	2010	2011	2010	2011	2010	2011	2011
	(In millions)
									(US$)
Accounts receivables (including 268 million and 100 million for fiscals 2010 and 2011 respectively from Tata Teleservices Ltd.)	894	632	—	—	598	565	1,492	1,197	27
Accounts payables (including 84 million and 362 million for fiscals 2010 and 2011 respectively from Tata Teleservices Ltd.)	269	587	—	—	668	663	937	1,250	28

Advances given	31	4	—	—	25	23	56	27	1
Other Current Assets	62	—	6	6	—	—	68	6	—

Prepaid expenses and other current assets total	93	4	6	6	25	23	124	33	1

Loans provided (net of adjusted loss in equity method investee of 3,156 million as at fiscal 2010 and 8,607 million as at fiscal 2011)	—	—	—	—	3,253	1,497	3,253	1,497	34
Convertible notes and warrants of equity method investee	—	—	—	—	518	—	518	—	—
License Fee paid under protest	—	—	2,899	2,899	—	—	2,899	2,899	65

Other non-current assets total	—	—	2,899	2,899	3,771	1,497	6,670	4,396	99

Unearned revenues (including 443 million and 366 million for fiscals 2010 and 2011 respectively from Tata Teleservices Ltd.)	645	781	—	—	—	25	645	806	18
License Fees payable	—	—	754	634	—	—	754	634	14

Accrued expenses and other current liabilities Total	645	781	754	634	—	25	1,399	1,440	32

License Fees payable	—	—	1,741	1,741	—	—	1,741	1,741	39

Other non-current liabilities total	—	—	1,741	1,741	—	—	1,741	1,741	39

Advances for investments	—	—	—	—	—	445	—	445	10

Loans to employees comprises of loans to acquire assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees is at 4%. The loans are secured by assets acquired by the employees. As of fiscals 2010 and 2011 amounts receivable from employees aggregated 8 million and 5 million respectively. Interest free short-term advances made to employees aggregated to 1 million and 2 million for fiscals 2010 and 2011, respectively.

The Company also grants interest subsidy in excess of 4% of the interest rate for loans to employees for purchases of property. The cost of interest subsidy 12 million, 12 million and 11 million for fiscals 2009, 2010 and 2011 respectively, is included in other operating cost.

Notes to Consolidated Financial Statements—(Continued)

28. Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2010 and 2011 are 1,221 million and 1,411 million (US$ 32 million) respectively. Bank guarantees are generally provided to government agencies in relation to performance under service agreement. The Company does not anticipate any liability on these guarantees.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled 11,550 million (US$ 259 million) as of March 31, 2011. Out of this total amount 10,644 million (US$ 239 million) is expected to be purchased in 2012.

Other Commercial Commitments

	As of March 31, 2011
	(In millions)
Standby Letters of Credit
Less than 1 year	1,895	US$	43
1 to 3 years	103		2
More than 3 years	37		1

Total amount committed	2,035	US$	46

Contingencies

The Company is involved in a variety of proceedings, claims and litigation arising in the ordinary course of business. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available (with the assistance of external legal counsel wherever necessary). The Company accrues a loss contingency when it is probable that an asset has been impaired or a liability has been incurred as of the balance sheet date, and the amount of loss can be reasonably estimated. In respect of loss contingencies where the reliable estimate of loss is a range, the amount accrued is the better estimate of the loss within the range and when no amount within the range is a better estimate than any other amount, the minimum amount in the range in accrued. Loss contingencies that are reasonably possible but not probable as of the balance sheet date have been disclosed as contingencies with a range of possible loss, whenever it can be estimated.

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

In August, 2004, Teleglobe initiated investigations into potential instances of non-compliance with the United States Foreign Corrupt Practices Act (“FCPA”) by ITXC Corp. (“ITXC”), which it had acquired. Those instances related to ITXC’s operations in certain African countries prior to its acquisition by Teleglobe. Teleglobe also voluntarily notified the SEC and the U.S. Department of Justice (the “DOJ”) of the matter, and the Company thereafter cooperated fully with the SEC and the DOJ. In February 2005, ITXC was made the subject of a formal order of investigation by the SEC in connection with possible violations of the FCPA and related violations of US securities laws. In September 2006, ITXC’s former regional director for Africa pled guilty to criminal violations of the FCPA and was subsequently sentenced to a prison term. In July 2007, two former ITXC sales managers also pled guilty to criminal violations of the FCPA and were subsequently sentenced to probation and ordered to pay fines. All three former ITXC employees also entered into related settlements with the SEC in 2008.

Notes to Consolidated Financial Statements—(Continued)

To the best of the Company’s knowledge, neither the DOJ nor the SEC or any other government authority is currently pursuing any administrative, civil or criminal proceedings against the Company relating to the ITXC matter. The Company believes that the DOJ and SEC have concluded their investigations into the ITXC matter and, consequently, intends to treat this matter as closed.

On February 9, 2007, 21st Century Technologies Ltd. filed a suit against Teleglobe America Inc. before the Federal High Court of Nigeria, Lagos Division, alleging that the Company improperly terminated an Internet Services Agreement pursuant to which the Company rendered Internet access and satellite connectivity services to 21st Century. The suit alleges that the Company’s termination of the agreement was improper, resulting in damages arising to 21st Century. The plaintiff is seeking US$ 2,067,000 as damages. The Company entered a conditional appearance and filed a motion challenging the jurisdiction of the Court to hear the matter in view of the jurisdiction provisions in the applicable Internet Services Agreement. It is and has been Company’s assertion that Virginia, USA constitutes the proper venue for resolution of any disputes based upon the terms of the contract. On 25 October, 2010, the Federal High Court ruled in favor of the Company and held that it lacked jurisdiction to entertain 21st Century’s claim because the internet services agreement entered into by the parties provided that the contract would be governed by the laws of the Commonwealth of Virginia, USA and that any dispute arising from the contract would be resolved by having recourse to the courts of Virginia. 21st Century has not appealed the Federal High Court decision or attempted to bring any further action in the courts of Virginia.

The Company is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, Internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, the FCPA investigations are subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on the Company’s financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of 995 million (US$ 22 million) are disputed by the Company of which an amount of  176 million (US$ 4 million) has been accrued as liability. If the dispute goes against the Company,  819 million (US$ 18 million) will be charged to statement of operations.

b) ADC claim

Telecom Regulatory Authority of India (“TRAI”) reduced the Access Deficit Charge (“ADC”) rates effective April 1, 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to April 1, 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC & currently this matter is pending with Honorable Supreme court. The possible liability on Company is 3,120 million (US$ 70 million).

c) License fees claim

In fiscal 2010, DoT completed their assessment for fiscal 2006 and raised a demand of 1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest thereon is not applicable on a shortfall of a license fee; c) a deductions in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to 41 million including interest up to September 2011.

The DoT has filed an appeal in the Supreme Court against above mentioned judgment of TDSAT dated August 19, 2010 and currently the matter is pending in the Supreme Court of India.

29. Post Balance Sheet events

a. Dividends

Any dividends declared by the Company are based on the profits available for distribution as reported in the statutory financial statement of Tata Communications India prepared in accordance with India GAAP. As of fiscal 2011, the amounts available for distribution, net of dividend tax are 15,202 million. Subsequent to March 31, 2011, the Board of Directors recommended a dividend of  2.00 per equity share, which was approved by the shareholders in the Annual General Meeting held on October 11, 2011.

NEOTEL (PROPRIETARY) LIMITED

REG. NO. 2004/004619/07

GROUP ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

NEOTEL (PTY) LTD

ANNUAL FINANCIAL STATEMENTS

REG. NO. 2004/004619/07

31 March 2011

NEOTEL (PTY) LTD

ANNUAL FINANCIAL STATEMENTS

31 March 2011

DIRECTORS’ RESPONSIBILITY AND APPROVAL OF FINANCIAL STATEMENTS

The directors are required to maintain adequate accounting records and are responsible for the content and integrity of the financial statements and related financial information included in this report. It is their responsibility to ensure that the financial statements fairly present the state of affairs of the Group as at 31 March 2011 and the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards. The external auditors are engaged to express an independent opinion on the financial statements.

The financial statements are prepared in accordance with International Financial Reporting Standards and are based upon appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are responsible for establishing internal controls, systems and procedures that provide reasonable assurance that all assets are safeguarded, transactions properly executed and recorded and that the possibility of material loss or missstatement is minimised. To this end, proper delegation of responsibilities and an adequate approvals framework has been introduced to ensure an acceptable level of risk commensurate with the size of operation. All employees are required to maintain the highest ethical standards in ensuring that the Group’s business is conducted in a manner that, in all reasonable circumstances, is above reproach. While operating risk cannot be fully eliminated, the Group endeavour to minimise it by ensuring that appropriate infrastructure, controls, systems and ethical behaviour are applied and managed within predetermined procedures and constraints

The directors are of the opinion, based on the information and explanations given by management, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the financial statements. However, any system of internal financial control can provide only reasonable, and not absolute, assurance against materials misstatement or loss.

The financial statements have been prepared on the going concern basis, since the directors have every reason to believe that the company has adequate resources in place to continue in operation for the foreseeable future. Further information on going concern is provided on page 45.

The financial statements set out on pages 4 to 45, were approved by the board on 11 October 2011, and were subsequently signed on it’s behalf by:

/s/ S. Joshi	/s/ Kennedy Memani

Managing Director & Chief Executive Officer	Director

12 October 2011	12 October 2011

INDEPENDENT AUDITORS REPORT

TO THE MEMBERS OF NEOTEL (PROPRIETARY) LIMITED

We have audited the accompanying consolidated statement of financial position Neotel (Proprietary) Limited and subsidiaries (“the Company”), as of 31 March 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at 31 March 2011, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying group financial statements have been prepared assuming that the Group will continue as a going concern. The Group’s recurring losses from operations and shareholders’ deficit raise substantial doubt about its ability to continue as a going concern. The factors supporting Management’s going concern assumption are discussed in Note 36 and 37 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche

Registered Auditors

Per Andre Dennis

Partner

12 October 2011

NEOTEL (PTY) LTD

GROUP STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 March 2011

	Notes	2011	2010	2009
		R000	R000	R000

Revenue	4	2,304,989	1,831,065	1,125,215

Interest received	5	25,628	27,358	35,850
Other income		12,923	12,747	18,793
Negative goodwill recognised		—	—	144,996
Payments to other operators		(1,224,052)	(908,803)	(554,277)
Cost of phone devices		(36,641)	(37,491)	(21,192)
Employee expenses		(666,761)	(545,920)	(422,140)
Other expenses		(968,874)	(841,475)	(544,347)
Consulting expenses		(64,641)	(51,068)	(101,399)
Depreciation		(402,901)	(318,748)	(271,516)
Amortisation		(58,165)	(72,370)	(72,891)
Fair value of interest rate swap		(51,486)	(127,848)	—
Finance charges	6	(656,007)	(550,166)	(369,583)
Share of profits from associate	10	584	—	—

Loss before taxation	7	(1,785,404)	(1,582,719)	(1,032,491)

Taxation expense	8	(12,078)	432,714	293,026

Loss for the year		(1,797,482)	(1,150,005)	(739,465)

Other comprehensive income		—	—	—

Total comprehensive loss for the year		(1,797,482)	(1,150,005)	(739,465)

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENT OF FINANCIAL POSITION

at 31 March 2011

	Notes	2011	2010
		R000	R000
ASSETS

Non-current assets
Property, plant and equipment	9	3,120,797	2,683,926
Investment in associate	10	9,584	—
Intangible assets	11	114,448	152,259
Deferred taxation	12	801,812	803,211
Other receivables	13	110,242	68,771
Other investments	14	16,433	30,363

Total Non Current assets		4,173,316	3,738,530

Current assets
Inventories	15	31,759	116,173
Trade and other receivables	16	642,476	753,798
Assets held for sale	9	—	15,724
Other investments	14	11,248	30,095
Cash and cash equivalents	17	74,415	64,744

Total Current assets		759,898	980,534

TOTAL ASSETS		4,933,214	4,719,064

EQUITY AND LIABILITIES

Capital and reserves
Share capital	18	7,199	5,751
Share premium	19	712,624	569,250
Other reserves		3,008	3,008
Accumulated deficit		(4,082,584)	(2,285,102)

Shareholder’s deficit		(3,359,753)	(1,707,093)

Non-current liabilities
Loans from shareholders	20	2,990,039	2,036,238
Loans from financial institutions	21	—	3,164,009
Loans from financial institutions for property purchase	22	137,500	—

Total non current liabilities		3,127,539	5,200,247

Current liabilities
Loan from related party	23	—	47,365
Loans from financial institutions	21	3,851,197	—
Loans from financial institutions for property purchase	22	38	—
Trade and other payables	24	749,331	809,976
License fee payable	25	30,000	78,330
Provisions	26	136,179	64,467
Taxation payable	8	9,746	—
Unearned revenue		177,296	95,061
Other financial liabilities		211,641	130,711

Total current liabilities		5,165,428	1,225,910

Total liabilities		8,292,967	6,426,157

TOTAL EQUITY AND LIABILITIES		4,933,214	4,719,064

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 March 2011

	Ordinary share capital	Preference share capital	Preference share premium	Other reserves	Accumulated deficit	Total
	R000	R000	R000	R000	R000	R000

Balance at 31 March 2008	1	1,125	111,375	3,008	(395,632)	(280,123)

Issue of shares	—	2,375	235,125	—	—	237,500
Total comprehensive loss for the year	—	—	—	—	(739,465)	(739,465)

Balance at 31 March 2009	1	3,500	346,500	3,008	(1,135,097)	(782,088)

Issue of shares	—	2,250	222,750	—	—	225,000
Total comprehensive loss for the year	—	—	—	—	(1,150,005)	(1,150,005)

Balance at 31 March 2010	1	5,750	569,250	3,008	(2,285,102)	(1,707,093)

Issue of shares	—	1,448	143,374	—	—	144,822
Total comprehensive loss for the year	—	—	—	—	(1,797,482)	(1,797,482)

Balance at 31 March 2011	1	7,198	712,624	3,008	(4,082,584)	(3,359,753)

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENTS OF CASH FLOWS

for the year ended 31 March 2011

	Notes	2011	2010	2009
		R000	R000	R000

CASH FLOW FROM OPERATING ACTIVITIES

Cash utilised in operations
Receipts from customers		2,426,727	1,770,825	1,195,993
Payments made to suppliers		(2,722,364)	(2,474,492)	(1,658,296)

Cash flows utilised in operations	27.1	(295,637)	(703,667)	(462,303)
Interest received		25,628	27,358	35,850
Foreign exchange (losses) gains		(16,026)	(75,270)	2,357
Finance charges		(472,920)	(360,800)	(229,088)

Net cash outflow from operating activities		(758,955)	(1,112,379)	(653,184)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment		(820,293)	(1,088,181)	(928,168)
Additions to intangible assets		(16,074)	(35,206)	(21,891)
Acquisition of business	27.2	—	—	(258,023)
Proceeds from disposal of property, plant and equipment		334	217	3
Increase in investment in associate		(9,000)	—	—
Increase in other receivables		(41,471)	—	—
Decrease in other investments		32,777	(60,458)	—

Net cash outflow from investing activities		(853,727)	(1,183,628)	(1,208,079)

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from preference share issue		132,706	191,250	217,214
Proceeds from borrowings from financial institutions		650,000	1,162,135	1,279,107
Proceeds from long term borrowing for property purchase		137,500	—	—
Proceeds from shareholders’ loans		702,147	573,750	637,390

Net cash inflow from financing activities		1,622,353	1,927,135	2,133,711

Net increase/(decrease) in cash and cash equivalents		9,671	(368,872)	272,448

Cash and cash equivalents at the beginning of the year		64,744	433,616	161,168

Cash and cash equivalents at the end of the year		74,415	64,744	433,616

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

1	GENERAL INFORMATION & BASIS OF PREPARATION

Neotel (Proprietry) Limited (“the Company” or “Neotel”) is the first national infrastructure-based competitor in the fixed-line telecommunications sector in South Africa. The Company offers wholesale international voice and data transit, enterprise business solution services for the wholsale and corporate market, and telephony and data services for retail customers.

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

2	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the group may undertake in the future, actual results ultimately differ from those estimates.

The presentation of the results of operations, financial position and cash flows in the financial statements of the group is dependant upon and sensitive to the accounting policies, assumptions, and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgements in the process of applying the group accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, are discussed as follows:

2.1	Interconnect income and payments to other telecommunications operators

In certain instances, Neotel relies on other operators to measure the traffic flows interconnecting with the Group’s network. Estimates are used in these cases to determine the amount of income receivable from or payments the Group needs to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and therefore estimates are used in assessing the likely effect of these adjustments.

2.2	Provisions and contingent liabilities

Management’s judgement is required when recognizing and measuring provisions and when measuring contingent liabilities. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are measured at managements best estimate of the expenditure required to settle the obligation and discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which require management’s judgement. The Group’s required to recognise provisions for legal contingencies when the occurrence of the contingency is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the reporting date.

2.3	Property, plant and equipment and intangible assets

The useful lives of assets are based on management’s judgement. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine optimum useful life expectation for each of the individual items of property, plant and equipment. Due to the rapid technological advancement in the telecommunications industry, the estimation of useful lives could differ significantly on an annual basis.

The estimation of residual values of assets is also based on management’s judgement that the assets will be sold and what their condition will be at the time. For assets that incorporate both a tangible and intangible portion, management uses judgement to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

2	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

2.3	Property, plant and equipment and intangible assets (continued)

Determination of impairment of property, plant and equipment and intangible assets is based on management’s judgement. Management is required to make judgements concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of service and other circumstances that could indicate that impairment exists.

Neotel applies the impairment assessment to its cash-generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less cost to sell. Management’s judgement is also required when assessing whether a previously recognised impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash-generating unit requires management to make assumptions to determine fair value less costs to sell and value in use. A key assumption on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use includes projected revenues, gross margins, average revenue per unit, capital expenditure, expected customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.

2.4	Financial assets

At each reporting date, management assesses whether there are indicators of impairment of financial assets. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management’s judgement is required when determining the expected future cash flows. In measuring impairment, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.

Impairment of receivables

Impairment is raised for estimated losses on trade receivables that are deemed to contain a collection risk. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customer change, actual write-off’s could differ significantly from the impairment.

2.5	Taxation

Management’s judgement is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets on deductible temporary differences and unused tax losses should be recognised or derecognised. The utilization of deferred tax assets will depend on whether Neotel and its subsidiary will generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset.

2.6	Capitalisation of labour costs

Management’s judgement is exercised in determining the labour costs to be capitalised to property, plant and equipment. The amount is arrived at based on an estimated percentage of time spent by personnel who are directly involved with the construction of property, plant and equipment multiplied by their annual salary cost to Neotel. The percentage of time spent, being the best estimate, is derived by considering the average time spent during the month on projects related to the construction of property, plant and equipment.

3	ACCOUNTING POLICIES

3.1	Subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by the Company, are recognised at cost.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.2	Consolidated financial statements (continued)

Interest in subsidiaries

The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the Company and all the entities controlled by the Company as if they are a single economic entity. Control is achieved where the Company has power to govern the financial and operating policies of any entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the date of disposal. Inter-company transactions and the resulting unrealised profits and balances between Group entities are eliminated on consolidation.

Minority interest in the net assets of consolidated subsidiaries are shown separately from the Group’s equity therein. It consists of the amount of those interests at acquisition plus the minorities’ subsequent share of changes in equity of the subsidiary. On acquisition, the minority interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired. Minorities are considered to be equity participants and all transactions with minorities are recorded directly within equity.

Investments in associates

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate.

When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

3.3	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to the location and condition necessary for it to be capable of operating in the manner intended. Interest costs are also capitalised. Depreciation commences from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale in accordance with IFRS 5 or the date that the asset is derecognised. Idle assets continue to attract depreciation. The depreciable amount is determined after deducting the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values, the estimated useful lives of individual assets and the depreciation method thereof are reviewed on an annual basis with the effect of any changes in the estimate accounted for on a prospective basis.

Assets under construction represents network and support equipment and include all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets. Depreciation of these assets commences when they are available for use.

Improvements to assets that are held in terms of operating lease agreements are depreciated on a straight-line basis over the shorter of the remaining useful life of the applicable assets or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be renewed, the lease period equals the period of the initial agreement plus the renewal periods.

Land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at cost, being the fair value at the date of acquisition, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.3	Property, plant and equipment (continued)

Freehold land is not depreciated.

Maintenance and repairs, which neither materially add to the value of the assets nor prolong their useful lives, are expensed in the period incurred. Minor plant and equipment items are also recognised as an expense during the period incurred.

The estimated useful lives assigned to groups of property, plant and equipment are:

ASSETS CLASS	ESTIMATED USEFUL LIFE (YEARS)

Leasehold improvements	Lease period
Plant and Equipment
• Cable (fibre and duct)	0 to 12
• Network equipment	2 to 12
• Other plant and equipment	5 to 20
Furniture and fittings	5 to 10
Motor vehicles	5
Computer equipment	3 to 10
Assets under construction	Not depreciated

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in statement of comprehensive income in the year in which the asset is derecognised.

3.4	Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses.

The following are the main intangible assets:

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

Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets’ expected useful life.

Contractually based customer relationships

Relationships with customer governed by contractual terms embarked on for specified time frames are valued as an intangible asset on acquisition and amortised over the length of the contract against future income to be generated from service provided under such customer contracts.

Favourable leases

Acquired favourable lease terms are valued and amortised over the contract period.

The expected useful lives assigned to intangible assets are:

ASSETS CLASS	ESTIMATED USEFUL LIFE (YEARS)
ECS and ECNS licence	25 years
Computer software	3-5 years
Contractually based customer relationships	period of contract
Favourable lease	period of lease

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.4	Intangible assets (continued)

Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised. The residual value is assumed to be zero unless there is a commitment by a third to purchase the asset at the end of its useful life or there is an active market for the asset that is likely to exist at the end of its useful life, which can be used to estimate the residual value. The useful lives, amortisation methods and residual values are reviewed on an annual basis.

3.5	Impairment of non-current assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of assets is measured using the higher of the fair value less costs to sell and its value in use (which is the present value of the projected cash flows expected to be derived from an asset). Impairment losses are recognised immediately as an expense in profit or loss when the asset’s carrying value exceeds its estimated recoverable amount. Where applicable, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Previously recognised impairment losses, other than for goodwill, are reviewed annually for any indication that they may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through profit or loss if the recoverable amount has increased a a result of a change in the estimates used to determine the recoverable amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. No goodwill impairment losses are reversed.

After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset’s revised carrying amount, less its estimated residual value, on a systemic basis over it’s remaining useful life.

3.6	Taxation

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.6	Taxation (continued)

Current and deferred tax for the year

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.7	Inventory

Inventory is stated at the lower of cost or net realisable value. Cost is determined by the weighted average method and comprises all the costs of purchase, costs of conversion and other costs incurred in bringing inventory to its present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventory to net realisable value and all losses of inventory are recognised as an expense in the period in which the write-down of a loss occurs.

3.8	Financial Instruments

Financial Assets

Loans and receivables

Trade and other receivables (excluding Value Added Taxation “VAT”, prepayments, IRU’s and operating lease receivables), finance loans, lease assets and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the affective interest method less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables where the recognition of interest would be immaterial.

Trade and other receivables are carried at original invoice amount less any impairment loss.

Cash and Cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.

Deposits held on call are classified as loans and receivables by the Group and carried at amortised cost. Due to the short term nature of these, the amortised cost normally approximates its fair value.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted and the Group will not be able to collect all amounts due according to the original terms of the financial asset. For financial assets carried at amortised cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Financial liabilities

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or where appropriate, a shorter period.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.8	Financial Instruments (continued)

Financial liabilities (continued)

Derivative financial instruments

The Group uses derivative financial instruments mainly to reduce exposure to foreign risks and interest rate movements. The Group does not hold or issue derivative financial instruments for financial trading purposes.

The Group’s principal derivative financial instruments are forward foreign exchange contracts and interest rate swaps.

Derivative financial instruments are classified as financial assets at fair value through profit or loss and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the statement of comprehensive income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are neither designated in a hedging relationship nor have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either current assets or current liabilities. Derivatives embedded in other financial instrument or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in fair value of embedded derivatives are recognised in the statement of comprehensive income in the line which most appropriately reflects the nature of the item or transaction.

Derecognition

A financial asset or portion of a financial asset will be derecognised and a gain or loss recognised when the Group’s contractual rights to the cash flow expire or when the entity transfers substantially all the risks and rewards or when the entity loses control.

Financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition of a financial liability, the difference between the consideration and the carrying amount on the settlement date is included in profit or loss.

3.7	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate to settle the obligation, taking into account the risks and uncertainties surrounding the obligation. Where the effect of the time value of money is material, the amount of the provision is the present value of the payments expected to be required to settle the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be reliably measured.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Restructuring

A restructuring provision is recognised when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.8	Employee Benefits

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

Defined contribution plans

A defined contribution plan is a plan under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate entity fund, and will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee services in the current and prior periods. Contributions to defined contribution plans in respect of services during a period are recognised as an employee benefit expense when they are due.

Termination benefits

Termination benefits may be payable when an employee’s employment is terminated before the normal retirement date or an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when the Group has demonstrated it’s commitment to any such plan without the possibility of withdrawal or to provide termination benefit as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after reporting date are discounted to present value.

3.9	Borrowing costs

Financing costs directly attributable with the acquisition or construction of assets that require more than three months to complete and get ready for their intended use, are capitalised to the cost of that asset at the interest rates relating to loans raised for that purpose. Other borrowing costs are expensed as incurred. Capitalisation of borrowing costs cease when substantially all the activities necessary to prepare the asset for its intended use are complete.

3.10	Revenue

Revenue is recognised to the extent that the Group has delivered goods and services under agreements. The revenue can be measured reliably, and it is probable that the associated economic benefits will flow to the Group. Revenue net of discounts, which excludes Value Added Tax (VAT) and sales between Group companies represents the invoiced value of goods or services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. If applicable, revenue is split into separately identifiable components according to the substance of the transaction.

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.10	Revenue (continued)

Revenue from the handset is recognised when the product is delivered, limited to the present value amount of cash that will be receivable over the contract period.

Monthly service revenue received from the customer is recognised over the period in which the service is rendered. Revenue from the sale of prepaid credit is deferred until such time as the customer utilises the airtime.

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

Data

Revenue from data services is recognised only when the Group has performed data communication services under postpaid and prepaid payment arrangements. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the expected average customer relationship period. All other installations and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees (typically monthly fees), which are recognised over the subscription period.

Network Managed Services

Revenue recognition is inherent from progress completion on construction projects rolled out for customers. This involves revenue from construction of infrastructure for customers, and revenue is recognised based on progress completion on defined milestones between Neotel and the customer.

To comply with the accounting standard requirements for Construction Contracts, Neotel recognises progress revenues and milestone billings in accordance with contract terms reached with customers, for the duration of the contract.

Other

Other revenue is recognised when the economic benefits flows to the Group and the earnings process is complete.

Indefeasible Right of Use (IRU)

IRU contracts where Neotel provides the customer unrestricted rights / access to use of Network assets for agreed time period, are usually long term contracts running over a period from 5 to 20 years.

In these agreements the payment for unrestricted right of use of the asset, is being charged and received either upfront or in instalments as per the terms of the contract agreed upon. IRU income is recognised evenly over the period of the contract, but in the case of a deferred payment schedule, the interest component is recognised as per the effective interest rate method.

3.11	Interest income

Interest income is recognised on a time proportion basis according to the effective interest rate method.

3.12	Leases

Operating lease payments are recognised in the statement of comprehensive income on a straight-line basis over the lease term. Assets subject to operating leases are presented according to the nature of the asset.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the net present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligation under the lease is included as a liability in the statement of financial position. Lease finance costs are amortised in the statement of comprehensive income over the lease term using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the statement of comprehensive income over the term of the lease.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.13	Foreign currencies

The functional and presentation currency of the Group is the South African Rand (ZAR). Transactions denominated in foreign currencies are translated, on initial recognition, at the foreign exchange rate at the transaction date.

Monetary assets or liabilities that are denominated in foreign currencies are translated at the rate of exchange at settlement date or reporting date. Exchange differences on the settlement or translation of monetary assets and liabilities are included in gains or losses on re-measurement and disposal of financial instruments in profit or loss in the period in which they arise.

3.14	Comparative figures

Comparative figures are restated in the event of a change in accounting policy or a prior period error.

3.15	Adoption of new and revised International Financial Reporting Standards

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective for the year ended 31 March 2011. The Standards and Interpretations applicable to the Group are presented below.

IFRS 3 (Amendments)	Business Combinations
IFRS 7 (Amendments)	Financial Instruments: Disclosures
IFRS 9	Financial Instruments: Classification and Measurement
IAS 1 (Amendments)	Presentation of Financial Statements
IAS 12 (Amendments)	Income Taxes
IAS 24 (Revised)	Related Party Disclosures
IAS 27 (Amendments)	Consolidated and Separate Financial Statements
IAS 34 (Amendments)	Interim Financial Reporting

Management are in the process of considering the future impact of these standards and interpretations on the financial statements

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

4	Revenue

	2011	2010	2009
	R000	R000	R000

Enterprise services and Wholesale services	1,743,839	1,313,457	960,424
Network and project services	372,776	280,231	138,675
Consumer services	188,374	169,315	26,116
Managed services	—	68,062	—

Total revenue	2,304,989	1,831,065	1,125,215

Included in the enterprise services is IRU (indefeasible right of use) revenue of R7.3 million (2010: R3.4 million).

5	Interest received

Interest received	25,628	27,358	35,850

Included in interest received is IRU (indefeasible right of use) interest of R9.4 million (2010: R497 thousand).

6	Finance charges

Interest on licence fee payable (refer note 25)	(45,330)	12,337	15,661
Interest on loan from related party	1,101	9,534	25,344
Interest on shareholders’ loans	215,305	161,206	116,411
Interest on bank and other loans	437,012	353,199	226,567
Other	60,568	26,276	2,521

	668,656	562,552	386,504
Less capitalised interest
– property, plant and equipment	(12,649)	(12,386)	(16,921)

	656,007	550,166	369,583

The weighted average capitalisation rate on funds borrowed was 10.6% per annum (2009: 12.58%)

7	Loss before taxation

Loss before taxation has been arrived at after charging:

Audit fees	6,100	5,671	5,072
Legal Fees	12,035	9,073	312
Director’s emoluments	4,692	4,457	3,129
Loss / (Profit) on sale of assets	1,281	(93)	97
Provision for doubtful debts	50,455	95,127	11,791

Operations, maintenance and network costs *
Operations costs	179,435	63,156	6,195
Maintenance costs	254,544	188,230	34,487
Network costs	28,807	39,220	22,585

	462,786	290,606	63,267

Operating leases
– Buildings and sites	117,123	81,094	59,684
– Houses	1,688	2,143	68
– Vehicles	623	808	—
– Infrastructure	163,119	139,356	227,000

	282,553	223,401	286,752

(* Balances have been represented in accordance with the nature of the account)

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

7	Loss before taxation (continued)

	2011	2010	2009
	R000	R000	R000

Net foreign exchange gains and losses
– Unrealised losses	51,598	9,782	5,220
– Realised losses	40,084	73,972	13,285
– Unrealised gains	(27,463)	(2,511)	(5,367)
– Realised gains	(48,193)	(5,973)	(15,495)

	16,026	75,270	(2,357)

Depreciation and amortisation
– Depreciation	402,901	318,748	271,516
– Amortisation	58,165	72,370	72,891

	461,066	391,118	344,407

Management and technical fees
– Business service arrangement	33,930	23,369	21,146
– Operations and business support services (“OSS/BSS”)	21,635	52,121	80,568

	55,565	75,490	101,714

Employee benefits expense
– Defined contribution plan	51,729	43,606	36,128
– Medical aid contribution	17,824	15,419	20,074

	69,553	59,025	56,202

8	Taxation

Deferred tax - Current year	(1,393)	427,307	299,590
- Prior year	(6)	5,407	(6,564)

Deferred tax	(1,399)	432,714	293,026

Secondary tax on Companies
- Current	(7,935)	—	—
- Prior	(1,811)	—	—

	(9,746)	—	—

Foreign withholding tax	(933)	—	—

Taxation charge	(12,078)	432,714	293,026

Secondary tax on companies

The Secondary Tax on Companies (STC) arises from interest that is deemed excessive on the foreign shareholder loans in terms of section 31(3) of the Income Tax Act and the provisions relating to Thin Capitalisation. The STC for 2011 is R7.94 million (2010: R1.81 million) which is 10% of the deemed excessive interest. The deemed excessive interest is considered a permanent difference and is not deductible for tax purposes.

Foreign withholding tax

The foreign tax paid of R0.93 million (2010: R0) arises from foreign income earned, which was subject to withholding tax in the foreign country and paid by the foreign customer to the Revenue Authority of their respective countries. The foreign tax credit would be allowed as a deduction from South African tax payable on foreign income in terms of section 6 quat of The Income Tax Act.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

8	Taxation (continued)

	2011	2010	2009
	R000	R000	R000

Reconciliation between accounting profit and tax expense

Accounting loss	(1,785,404)	(1,582,719)	(1,032,491)

Tax at the applicable rate of 28%	(499,913)	(443,161)	(289,097)
Deferred tax asset not recognised	467,761	1,960	—
Depreciation/amortisation of non qualifying assets	9,686	10,439	11,398
Non-taxable income	—	—	(40,598)
Non-deductible expenses	24,616	5,175	16,488
Non-taxable portion of capital gain	(400)	(1,573)	—
Permanent differences on acquisition	—	—	2,562
Learnership allowances	(357)	(147)	(343)
Deferred tax adjustment relating to prior year	6	(5,407)	6,564
Secondary tax on Companies	9,746	—	—
Foreign withholding tax	933	—	—

Tax effect of assessed loss	12,078	(432,714)	(293,026)

Reconciliation of tax rate	%	%	%

Normal rate of taxation	(28.0)	(28.0)	(28.0)

Adjusted for:
– Permanent differences	1.9	0.9	2.9
– Deferred tax asset not recognised	26.1	0	-3.9
– Deferred tax adjustment relating to prior year	—	—	1
– Secondary tax on Companies	0.6	—	—
– Foreign withholding tax	0.1	—	—

Effective tax rate	0.7	(27.1)	(28)

No provision has been made for income tax in the current year as the company has no taxable income. The estimated tax loss available for set off against future taxable income for the Group is R3,941 million (2010: R2,412 million).

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

9	Property, plant and equipment

	Cost R000	Accumulated depreciation R000	Carrying value R000

2011
Land	27,000	—	27,000
Buildings and leasehold improvements	284,610	(41,502)	243,108
Plant and equipment	2,926,218	(884,427)	2,041,791
Furniture and fittings	31,640	(13,812)	17,828
Computer equipment	187,554	(128,251)	59,303
Motor vehicles	222	(157)	65
Assets under construction	731,702	—	731,702

	4,188,946	(1,068,149)	3,120,797
Less assets held for sale	—	—	—

	4,188,946	(1,068,149)	3,120,797

2010
Leasehold improvements	129,331	(24,544)	104,787
Plant and equipment	2,575,556	(556,975)	2,018,581
Furniture and fittings	23,480	(7,499)	15,981
Computer equipment	164,044	(76,651)	87,393
Motor vehicles	388	(201)	187
Assets under construction	472,721	—	472,721

	3,365,520	(665,870)	2,699,650
Less assets held for sale	(18,710)	2,986	(15,724)

	3,346,810	(662,884)	2,683,926

The carrying amount of property, plant and equipment can be reconciled as follows:

	Carrying value at beginning of year	Additions	Reclassification	Transfers	Disposals	Depreciation	Carrying value at end of year
	R000	R000	R000	R000	R000	R000	R000

2011
Land	—	27,000	—	—	—	—	27,000
Buildings and leasehold improvements	104,787	130,749	(77)	24,530	—	(16,881)	243,108
Plant and equipment	2,018,581	38,357	(302)	314,088	(1,504)	(327,429)	2,041,791
Furniture and fittings	15,981	6,016	77	2,144	—	(6,390)	17,828
Computer equipment	87,393	9,138	302	14,659	(58)	(52,131)	59,303
Motor vehicles	187	—	—	—	(52)	(70)	65
Assets under construction	472,721	621,682	—	(362,701)	—	—	731,702
Less assets held for sale	(15,724)	—	15,724	—	—	—	—

	2,683,926	832,942	15,724	(7,280)	(1,614)	(402,901)	3,120,797

2010
Leasehold improvements	17,463	94,464	3,166	(516)	(112)	(9,678)	104,787
Plant and equipment	1,147,006	705,075	20,496	408,318	—	(262,314)	2,018,581
Furniture and fittings	9,944	9,998	41	(909)	—	(3,093)	15,981
Computer equipment	87,430	66,090	(23,685)	1,160	(12)	(43,590)	87,393
Motor vehicles	278	—	(18)	—	—	(73)	187
Assets under construction	694,878	224,940	—	(447,097)	—	—	472,721
Less assets held for sale	—	—	(15,724)	—	—	—	(15,724)

	1,956,999	1,100,567	(15,724)	(39,044)	(124)	(318,748)	2,683,926

All assets are ceded in terms of the Long Term Finance Common Terms Agreement (LFCTA), refer note 21.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

9	Property, plant and equipment (continued)

During the current year, the Group concluded a purchase agreement for the Neovate Park property, situated at 144 Old Pretoria Road Midrand, used by the Group for administration purposes. The cost of the land and buildings is R137.5 million (refer note 22).

Neotel secured long term property funding for the purchase of Neovate Park. It has been funded by two banks, namely Nedbank Limited and Investec Bank Limited. The financing is purely on a “Project recourse” basis without any shareholder recourse or guarantees. The interest rates applicable to each facility is JIBAR plus 4.5% margin. The tenure of the facility is 10 years.

The Group has funding facilities amounting to R4.54 billion with a consortium of financial institutions. The facility has a tenure of between 7.5 years and 10 years from the date of first drawdown and is secured against the assets of the Group. As at 31 March 2011, the Group has drawn down an amount of R4.01 billion on these facilities (refer note 21).

Assets pledged as security

Property, plant and equipment with a carrying amount of approximately R586.8 million (2010: R324.5 million) have been pledged to secure borrowings of the Group (refer note 21). The specific property, plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or sell them to another entity. In addition, the assets of the Group are ceded to the banks (refer note 21).

Assets held for sale

As at 31 March 2010, assets relating to the satellite business with a carrying amount of R15.7 million were held for sale. However during the current year management has integrated the satellite business division with the total product offering, which has resulted in the assets no longer being considered as held for sale.

10	Investments in associates

Name of associate	Place of incorporation	Proportion of voting	Proportion ownership	Principal activity

Number Portability Company (Pty) Ltd	South Africa	20%	20%	Telecommunications

Neotel (Pty) Ltd acquired a 20% investment in Number Portability Company (Pty) Ltd during the current financial year for R9 million. The reporting date of Number Portability Company (Pty) Ltd is 31 December. This was the reporting date established when the company was incorporated. For purposes of applying the equity method of accounting, the financial statements of Number Portability Company (Pty) Ltd for the year ended 31 December 2010 have been used, and appropriate adjustments have been made for the effects of significant transactions between that date and 31 March 2011.

	2011	2010
	R000	R000
Summarised financial information in respect of the Group’s associate is set out below.

Total assets	48,310	—
Total liabilities	(46,113)	—

Net assets	2,197	—

Group’s share of net assets of associate	439	—

Total revenue for the year	15,035	—

Total profit for the year	2,920	—

Cost of investment in associate	9,000	—
Group’s share of profits from associate	584	—

Total investment in associate	9,584	—

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

11	Intangible assets

	Favourable lease contract	License	Computer software	Contractually based customer relationships	Total
	R000	R000	R000	R000	R000

2011
Cost	917	25,000	206,304	112,558	344,779
Accumulated amortisation	(550)	(14,910)	(147,336)	(67,535)	(230,331)

Carrying value	367	10,090	58,968	45,023	114,448

2010
Cost	917	28,000	182,950	112,558	324,425
Accumulated amortisation	(367)	(14,344)	(112,432)	(45,023)	(172,166)

Carrying value	550	13,656	70,518	67,535	152,259

	Carrying value at the beginning of the year	Additions	(Reductions)/ Transfers	Amortisation	Carrying value at the end of the year
	R000	R000	R000	R000	R000

2011
Favourable lease contract	550	—	—	(183)	367
Licence *	13,656	—	(3,000)	(566)	10,090
Computer software	70,518	16,074	7,280	(34,904)	58,968
Contractually based customer relationships	67,535	—	—	(22,512)	45,023

	152,259	16,074	4,280	(58,165)	114,448

2010
Favourable lease contract	734	—	—	(184)	550
Licence *	89,656	—	(72,000)	(4,000)	13,656
Computer software	41,943	35,206	39,044	(45,675)	70,518
Contractually based customer relationships	90,046	—	—	(22,511)	67,535

	222,379	35,206	(32,956)	(72,370)	152,259

(* Refer Note 25)

Neotel capitalised the fixed licence fee for R100 million, payable on the commencement of service, at its net present value, on 9 December 2005, the date of allotment of the licence, duly considering the interest free period until the date of commencement of service. The licence fee is amortised over the period of the licence. On 1 April 2009, the Independent Communications Authority of South Africa (“ICASA”) amended the licence fee regulation, which has resulted in a reduction of the fixed fee by R72 million. During the current year a settlement was reached between Neotel and ICASA of R25 million being final settlement for the licence obligation. This further resulted in a reduction of the fixed fee by R3 million effective 30 September 2010, resulting in a carrying value of the licence fee as at 31 March 2011 of R10.1 million (31 Mar 2010: R13.7 million). The licence term is valid for a period of 25 years from 9 December 2005, the date the licence was granted and can be renewed for a further 25 years.

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

12	Deferred taxation

	2011	2010
	R000	R000

Deferred tax consists of:

Tax losses available for future set off	657,517	700,748
Originating temporary differences on:
– Property, plant and equipment	1,356	(18,848)
– Prepayments	2,926	2,294
– Provisions	64,228	54,685
– Unrealised exchange differences	215	2,377
– Fair value on financial instruments	50,213	35,798
– Income received in advance	42,952	48,142
– Intangible assets	(17,595)	(21,985)

	801,812	803,211

The movement in deferred tax is as follows:
Opening balance	803,211	370,497
Income statement charge
– Adjustment to prior year	(6)	5,407
– Unused tax loses	(43,226)	314,146
– Property, plant and equipment	20,205	(1,363)
– Prepayments	632	2,294
– Provisions	9,543	29,121
– Unrealised exchange differences	(2,162)	2,377
– Fair value on financial instruments	14,415	35,798
– Unearned revenue	(5,190)	41,869
– Intangible assets	4,390	3,065

Closing balance	801,812	803,211

Based on the group’s approved business plans and financial projections, the group is confident of utilising the estimated tax losses within a six year period (2010: four year period). The estimated tax losses excluded from deferred tax asset recognition relate to the wholly owned subsidiary, Neotel Business Support Services (Pty) Ltd of R73.5 million, as well as the current year losses incurred by Neotel of R1.46 billion.

The approved business plan reflects the group becoming profitable with effect from the 2014 tax year, and to fully utilise the deferred tax asset provided for within the 3 years, post turning profitable. Over the year, management have taken extensive steps to restructure the business and based on this, they are confident of tracking the approved business plan.

13	Other receivables

	2011	2010
	R000	R000

Long term portion of other receivables: *
– Prepayments	882	—
– Indefeasible right of use	109,360	68,771

	110,242	68,771

(* Balances have been represented to reflect the nature of the asset)

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

14	Other investments

	2011	2010
	R000	R000

The Group has placed cash of R27.6 million (2010: R60.4 million) respectively, for guarantees issued which is made up as follows:

Greater than twelve months	16,433	30,363
Three to twelve months	11,248	30,095

	27,681	60,458

The Group places cash equivalent to guarantees issued in a restricted call account.

15	Inventories

Finished goods	12,816	30,757
Projects work in progress	18,943	85,416

	31,759	116,173

The cost of inventories recognised as a direct expense during the year was R36.6 million (2010: R44.0 million) in respect of sales of finished goods/CPE devices, and R158.8 million (2010: R29.7 million) in recognition of costs from project work in progress to cost of sales upon projects progress completion. The cost of inventories recognised as an expense includes R8.2m (2010: R1.0m) in respect of write down of inventories to net realisable values.

16	Trade and other receivables

	2011	2010
	R000	R000

Trade receivables - gross	557,518	630,339
Less allowances for doubtful debts	(170,010)	(121,093)

Trade receivables - net	387,508	509,246

Other receivables - short term
– VAT	10,579	16,899
– Prepayments	18,560	18,130
– Indefeasible right of use	152,013	94,599
– Other receivables	73,816	114,924

	642,476	753,798

Except for customer deposits on consumer services, trade and other receivables have been ceded to the consortium of lenders. The Directors consider that the carrying amount of trade receivables approximate their fair value.

The average credit period on sales of services is 30 days. No interest is charged on the trade receivables. A provision for doubtful receivables of R170 million (2010: R121.1 million) has been provided for the group. Before accepting any new customer, the group uses the services of an external credit bureau to assess the potential customer’s credit quality. Of the trade receivables balance at the year end, R217.6 million (2010: R303.4 million) is due from five major customers who constitute 39% (2010: 48%) of the balance at year end and.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

16	Trade and other receivables (continued)

Included in the trade receivables balance are debtors with a carrying amount of R179.8 million (2010: R293.6 million), which are past due at the reporting date against which no provision is raised as there has not been a significant change in the credit quality and the amounts are still considered recoverable.

Included in trade receivables is an amount of R1.89 million (2010: R134.6 million) for the Tata Group of companies that is not being collected due to the fact that R20.9 million (2010: R232.6 million) is owed to the Tata Group of companies.

	2011	2010
	R000	R000

Ageing of past due but not impaired trade receivables

30-60 days	68,376	119,913
60-90 days	38,905	25,767
90-120 days	18,316	24,298
120-180 days	19,503	41,229
> 180 days	34,683	82,412

Total	179,783	293,619

Movement in allowance for doubtful debts

Balance at beginning of the year	121,093	34,022
Reversal of impairment losses	—	(8,056)
Impairment losses recognised on receivables	48,917	95,127

Balance at end of the year	170,010	121,093

Ageing of impaired trade receivables

Current	546	149
30-60 days	1,364	848
60-90 days	824	43,791
90-120 days	3,240	2,007
120-180 days	6,660	6,557
> 180 days	157,376	67,741

Total	170,010	121,093

17	Cash and cash equivalents

Cash and bank balances	74,415	64,744

Cash and cash equivalents comprise cash held by the Group.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

18	Share capital

	2011	2010
	R000	R000

Authorised
Ordinary	1	1
1 000 Ordinary share of par value R1 each

Preference
758 257 250 (2010: 758 257 250)
Cumulative redeemable
Preference shares of par value R0.01 each	7,583	7,583

	7,584	7,584

Issued and fully paid
1 000 Ordinary shares of R1 each	1	1

719 822 500 (2010: 575 000 000)
Cumulative redeemable
Preference shares of R0.01 each	7,198	5,750

	7,199	5,751

The unissued preference shares are under the unrestricted control of the Directors until the next annual general meeting of the shareholders.

During the year, the Company issued 144 822 500 cumulative redeemable preference shares to the existing shareholders. The shares have a par value of R0.01. A dividend is payable at the prime overdraft rate. Together with the issuing of the preference shares the shareholders provided loans to the value of R834.8 million. The proportion of preference share capital subscribed for and loans provided is 1:3.

The preference shares are redeemable, at the Company’s discretion, after the expiry of 36 months and 1 day from the subscription date, in terms of clause 1.8.15 of the shareholders’ agreement. The shares shall be redeemed at the redemption price, being the initial subscription price plus any outstanding dividends.

In terms of clause 1.59 of the LFCTA, all amounts contributed by the shareholders to the Company in the form of equity, subscription for preference shares, loans or otherwise, are to be subordinated to amounts due to the lenders.

19	Share premium

	2011	2010
	R000	R000

719 822 500 (2010: 575 000 000)
cumulative preference shares issued at a premium of R0.99 each	712,624	569,250

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

20	Loans from shareholders

	2011	2010
	R000	R000

Unsecured

Sepco Communications (Pty) Ltd	1,550,952	1,038,573
VSNL SNOSPV Pte Ltd	820,743	549,510
Nexus Connexion (Pty) Ltd	527,146	387,098
Tata Africa Holdings (SA) (Pty) Ltd	91,198	61,057

	2,990,039	2,036,238

The above entities have deferred their right to claim or accept payment of their loan accounts to meet the claims of the other creditors of the Group, until such time as the assets of the Group, fairly valued, exceed its liabilities.

The loans are unsecured and bear interest at the 3 months Johannesburg Interbank Agreed Rate (JIBAR) plus 250 basis points. There are no fixed repayment terms and these loans are subordinated.

Existing equity	Sanctioned or committed	Drawn	Available facility
	R000	R000	R000

Sepco Communications (Pty) Ltd	1,495,845	(1,495,845)	—
VSNL SNOSPV Pte Ltd	791,918	(791,918)	—
Nexus Connexion (Pty) Ltd	557,275	(557,275)	—
Tata Africa Holdings (SA) (Pty) Ltd	87,991	(87,991)	—

	2,933,029	(2,933,029)	—

As referred to in note 21, certain lenders’ covenant breaches arose resulting in an event of default whereby the lenders proposed a restructuring of the debt agreement to address the peak funding shortfall.

The shareholders of the company have resolved that, in its capacity as a Collective Shareholder, to undertake the restructure in accordance with the Restructuring Proposal and to negotiate and entered into the Third Equity Subscription Agreement (TESA) on 29 September 2011 in terms of which the Collective Shareholders agreed to jointly contribute R500 million of additional committed equity and R500 million standby equity / debt as required.

	Sanctioned or committed	Drawn	Available facility
The funding requirement of R1 billion is made up as follows:	R000	R000	R000

Committed equity

Sepco Communications (Pty) Ltd	255,000	(157,590)	97,410
VSNL SNOSPV Pte Ltd	135,000	(83,430)	51,570
Nexus Connexion (Pty) Ltd	95,000	—	95,000
Tata Africa Holdings (SA) (Pty) Ltd	15,000	(9,270)	5,730

	500,000	(250,290)	249,710

Standby equity / debt

Sepco Communications (Pty) Ltd	255,000	—	255,000
VSNL SNOSPV Pte Ltd	135,000	—	135,000
Nexus Connexion (Pty) Ltd	95,000	—	95,000
Tata Africa Holdings (SA) (Pty) Ltd	15,000	—	15,000

	500,000	—	500,000

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

20	Loans from shareholders (continued)

	Sanctioned or committed	Drawn	Available facility
	R000	R000	R000

Furthermore, additional equity is committed as follows:

Sepco Communications (Pty) Ltd	76,500	—	76,500
VSNL SNOSPV Pte Ltd	40,500	—	40,500
Nexus Connexion (Pty) Ltd	28,500	—	28,500
Tata Africa Holdings (SA) (Pty) Ltd	4,500	—	4,500

	150,000	—	150,000

At year end, the shareholders have committed to enter into a Third Equity Subscription Agreements (TESA), which was signed on 29 September 2011, wherein it undertakes to provide equity of R1,150 billion, consisting of R500 million “committed equity”, R500 million of “standby equity / debt” and R150 million of “additional equity”. The standby equity of R500 million will be supported by way of a guarantee from the shareholders, in favour of Neotel. The R500 million standby equity is in lieu of an additional R500 million debt facility which will be raised. The additional equity of R150 million is provided to cover the costs of the debt restructure, interest on the additional facilities, cost of the organisational realignment and any other working capital requirement.

In terms of the Long Term Finance Common Terms Agreement (LFCTA), Neotel is obliged to meet specific financial covenants on a quarterly basis. In the event of a breach of a covenant, the shareholders can cure the same by contributing “new equity” and/or utilising “standby or additional equity” if available. The “new equity, standby equity and additional equity” has the same terms and conditions as all other shareholder funding. To this extent the shareholders have contributed R250.29 million from the committed equity as at 31 March 2011, refer note 21. Subsequent to 31 March 2011, a further R249.71 million was contributed to fund business operations from the “committed equity” and R52.65 million was contributed from the “additional facility” of R150 million.

Based on these commitments, as at the date of approval of the annual financial statements, R597.35 million is available to be drawn from the shareholders, made up of stand by equity of R500 million, and R97.35 million from the additional equity of R150 million.

21	Loans from financial institutions

	2011	2010
	R000	R000

Term loans	3,877,000	3,227,000
Interest accrued	43,299	18,675

	3,920,299	3,245,675
Less: Prepaid finance arrangement fees	(69,102)	(81,666)

	3,851,197	3,164,009

Neotel’s funding is made up of debt and equity. The debt portion to the value of R4.4 billion facility consists of a consortium of banks, namely Nedbank Limited, The Development Bank of Southern Africa (DBSA) Limited, Investec Bank Limited, Infrastructure Finance Corporation Limited (INCA), Industrial Development Corporation of South Africa (IDC), State Bank Limited of India and Deutsche Investitions - und Entwicklungsgesellschaft mbH (DEG). Investec Bank Limited and Nedbank Limited act on behalf of the consortium of lenders as joint mandated lead arrangers (MLA’s). The financing was purely on a “Project recourse” basis without any shareholder recourse or guarantees. The facility is made up of senior debt, subordinated debt and an IDC Mezzanine facility. The interest rates applicable to each facility are as follows:

Types of facility	Interest rate	Tenure of loan	Tenure of loan
		2011 *	2010

Senior term loan facility	JIBAR plus 4.75%	7.5 years	7.5 years
Subordinated term loan facility	JIBAR plus 6.75%	9.5 years	9.5 years
Subordinated term loan facility	JIBAR plus 6.00%	9.5 years	9.5 years
Mezzanine facility	JIBAR plus 2.50%	10 years	10 years

*	(Refer note 37 (c))

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

21	Loans from financial institutions (continued)

The drawdowns on the funding as at 31 March are as follows:

2011

Types of facility	Sanctioned	Drawn	Available Facility *
	R000	R000	R000
Senior term loan facility	3,100,000	(2,765,592)	334,408
Subordinated term loan facility	200,000	(172,823)	27,177
IDC Subordinated term loan facility	800,000	(691,290)	108,710
IDC Mezzanine facility	300,000	(247,295)	52,705

Total	4,400,000	(3,877,000)	523,000

*	These undrawn facilities were on drawstop as at 31 March 2011 due to the covenant breaches referred to below. Refer note 37 (c).

2010

Types of facility	Sanctioned	Drawn	Available Facility
	R000	R000	R000
Senior term loan facility	3,100,000	(2,273,568)	826,432
Subordinated term loan facility	200,000	(146,682)	53,318
IDC Subordinated term loan facility	800,000	(586,727)	213,273
IDC Mezzanine facility	300,000	(220,023)	79,977

Total	4,400,000	(3,227,000)	1,173,000

Ceded rights Neotel:

All rights, claims, entitlements, benefits of other interest including without limitation to debts, insurance proceeds, project revenues, receivables and accounts, ceded agreements, debts, incorporeal, equity guarantees, amounts owing to the Company under any loan agreement, mortgage and notarial bonds excluding the consumer deposit account and Neotel’s share in NBSS are ceded to the consortium of lenders.

Ceded rights NBSS:

All rights, claims, entitlements, benefits of other interest including without limitation to debts, insurance proceeds, project revenues, receivables and accounts, ceded agreements, debts, incorporeal, equity guarantees, amounts owing to the Company under any loan agreement, mortgage and notarial bonds are ceded to the consortium of lenders.

LFCTA Covenant:

In terms of the Long Term Finance Common Terms Agreement (LFCTA), Neotel is obliged to meet specific financial covenants on a quarterly basis. During the current year Neotel breached three consecutive covenants, and this constituted an “event of default”, whereby the lenders stopped any further funding from the available facilities. Due to these covenant breaches and the event of default of the LFCTA, Neotel has reclassified the loans from non-current liabilities to current liabilities in term of IAS 1.

As a result of the consecutive breaches, the Lenders’ Technical Advisor, Detecon International GmbH, conducted a detailed business review based on which a revised financial model and a revised lenders base case (RLBC) were compiled. The financial model showed a peak funding shortfall of R998m to be funded by equity / debt , which necessitated a restructuring of the LFCTA, as well as the Equity Subscription Agreement. Both the Shareholders and the Lenders have approved the RLBC.

Neotel has revised it’s strategy and adopted the RLBC, and the shareholders have passed resolutions to contribute additional equity of R1,150 billion, consisting of R500 million “committed equity”, “standby equity” of R500 million and “additional equity” of R150 million, as contained in the Third Equity Subscription Agreement (TESA). To this extent the shareholders have contributed R250.29 million of the “committed equity” as at 31 March 2011. Subsequent to year end, R249.71 million was contributed to fund operations from the “committed equity” and R52.65 million was contributed from “additional equity” as defined in the TESA (refer note 20).

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

21	Loans from financial institutions (continued)

LFCTA Covenant (continued):

The restructuring was completed as at the signature date of the annual financial statements and the balance of the debt committed by the lenders under the existing facilities were made available for drawdown. As at 31 March 2011, the lenders had made available R160 million of the available facility whilst the drawstop was in place. Subsequent to 31 March 2011 a further R390 million was disbursed, with R133 million available for drawdown as at the signature date of the annual financial statements.

2011

	< 1 year *	2-5 years	>5 years	Total
	R000	R000	R000	R000
Repayment Profile:

Senior term loan facility	2,766,385	—	—	2,766,385
Subordinated term loan facility	691,349	—	—	691,349
IDC Subordinated term loan facility	173,041	—	—	173,041
IDC Mezzanine facility	289,524	—	—	289,524

	3,920,299	—	—	3,920,299

*	In terms of IAS 1 the loans from financial institutions were classified as current liabilities as at 31 March 2011. At the date of approval of these annual financial statements, the restucture process is complete, refer note 37 (c ) where effect is given to the impact of the completion of the Restructure process.

2010

	< 1 year	2-5 years	>5 years	Total
	R000	R000	R000	R000
Repayment Profile:

Senior term loan facility	—	827,579	1,445,989	2,273,568
Subordinated term loan facility	—	25,611	121,071	146,682
IDC Subordinated term loan facility	—	102,442	484,285	586,727
IDC Mezzanine facility	—	—	238,698	238,698

	—	955,632	2,290,043	3,245,675

22	Loans from financial institutions for property purchase

	2011	2010
	R000	R000

Long term loans	137,500	—
Interest accrued - short term	38	—

	137,538	—

Neotel secured long term property funding for the purchase of Neovate Park. The debt portion of R140 million was equally funded by two banks, namely Nedbank Limited and Investec Bank Limited. The financing is purely on a “Project recourse” basis without any shareholder recourse or guarantees. The interest rates applicable to each facility is JIBAR plus 4.5% margin. The tenure of the facility is 10 years.

Land and buildings was pledged as security against the loans.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

22	Loans from financial institutions for property purchase (continued)

	< 1 year	2-5 years	>5 years	Total
	R000	R000	R000	R000
Repayment Profile:

Nedbank Limited	19	16,569	52,181	68,769
Investec Bank Limited	19	16,569	52,181	68,769

	38	33,138	104,362	137,538

23	Loans from related parties

	2011	2010
	R000	R000

Secured
VSNL SNOSPV Pte Ltd	—	47,365

	—	47,365

Loan details:
VSNL SNOSPV Pte Ltd
– Original loan	250,109	250,109
– Less capital called up	(324,466)	(276,000)
– Add interest accrued	74,357	73,256

	—	47,365

This arose from the acquisition of fixed assets to the value of R250.1 million from Transnet Ltd in 2009. The loan was at an interest rate of 3 months Johannesburg Interbank Agreed Rate (JIBAR) plus 2 percentage points. At VSNL SNOSPV Pte Ltd election, the outstanding balance was discharged by 50% of the related party’s subscription for shares or the provision of other funding in terms of the Subscription Agreement. As funding per the existing subscription agreements are fully drawn, this has resulted in this obligation being fully converted to equity and shareholders loans, and therefore settled.

24	Trade and other payables

	2011	2010
	R000	R000

Trade payables	235,935	137,791
Capital expenditure payables	123,343	167,566
Accruals	168,717	299,883
Related party accruals	71,327	146,394
Other payables	150,009	58,342

	749,331	809,976

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The Directors consider that the carrying amount of trade payables approximates their fair value.

25	Licence fee payable

Opening balance	78,330	138,639
Interest reversed	(46,867)	—
Interest payable	1,537	12,336
Variable licence fees paid during the year	—	(645)
Reduction of licence fee payable	(3,000)	(72,000)

Closing balance	30,000	78,330

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

25	Licence fee payable (continued)

The licence fee due represents the fee payable in terms of the licence agreement with the ICASA for the Public Switched Telecommunication Service licence granted to the Group. On 1 April 2009, ICASA amended the licence fee regulation, which has resulted in a reduction of the fixed licence fee by R72 million. During the current year a court matter between Neotel and ICASA was concluded, where a final settlement of R30 million was agreed between the parties as being final settlement for the license obligation, R25 million being the capital portion and R5 million being the final settlement on the interest. Interest on the outstanding balance (if any) shall accrue at the prescribed rate in terms of the Public Finance Management Act. act 1 of 1999 as of 1 May 2011.

26	Provisions

	Opening balance	Raised	Utilised	Closing balance
	R000	R000	R000	R000

2011

Restructure	—	69,881	—	69,881
Bonus	64,467	73,409	(71,578)	66,298

	64,467	143,290	(71,578)	136,179

2010

Restructure	—	—	—	—
Bonus	54,636	64,467	(54,636)	64,467

	54,636	64,467	(54,636)	64,467

Restructure provision

The Group commenced a retrenchment process in December 2010. A restructuring provision has been raised for all staff that have been retrenched as a result of this process. The provision is for the cost of the retrenchment package offered to employees of 3 weeks per completed year of service. The provision includes leave and notice pay, but excludes a bonus.

Bonus provision

Bonuses are payable to all eligible staff in terms of the Group’s remuneration policy. The individual payout is a percentage of the total cost to Group taking into account the employee level, individual performance rating and Group performance. The payment is time apportioned based on the length of time the employee has been employed by the Group in the current year. The actual payments are effected within three months after the financial year subsequent to approval by the Board.

Additional provisions have been provided for staff that have structured their packages to include a 13th cheque payable in December.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

27	Notes to the statements of cash flows:

27.1	Reconciliation of loss for the year to cash generated from operations

	2011	2010	2009
	R000	R000	R000

Loss before taxation	(1,785,404)	(1,582,719)	(1,032,491)

Adjustments for:
Negative goodwill written off	—	—	(144,996)
Depreciation and amortisation	461,066	391,118	344,407
Interest received	(25,628)	(27,358)	(35,850)
Finance costs	656,007	550,166	369,583
Net foreign exchange loss	16,026	75,270	(2,357)
Loss / (Profit) on disposal of property, plant and equipment	1,281	(93)	97
Share of profits from associate	(584)	—	—
Foreign withholding taxes	(933)	—	—
Increase in other financial liabilities	80,930	130,711	—
Decrease in prepaid arrangement fees	12,564	2,293	—

Changes in working capital
Decrease / (Increase) in trade and other receivables	111,322	(405,953)	(232,527)
Decrease / (Increase) in inventories	84,414	(49,194)	(51,659)
Decrease in other financial assets	—	2,133	2,946
Decrease / (Increase) in trade and other payables	(60,645)	105,759	271,314
Increase in provisions	71,712	9,831	49,099
Increase in unearned revenue	82,235	95,061	—
Decrease in licence fee payable	—	(645)	130
Decrease in loan to related party	—	(47)	—

Cash utilised in operations	(295,637)	(703,667)	(462,304)

27.2	Non-cash transactions

Capital contribution amounting to R48.4 million (2010: R135 million) due from VSNL SNOSPV Pte Ltd have been netted off against the loans amounts due to VSNL SNOSPV Pte Ltd. This is in line with the loan agreement for the acquisition of assets.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

27.3	The acquisition of assets and working capital of NBSS have been set off against the loan:

	2011	2010	2009
	R000	R000	R000

Property, plant and equipment	—	—	312,865
Intangibles	—	—	113,475
Deferred taxation	—	—	(59,718)

Fair value of non current assets	—	—	366,622

Working capital
Inventories	—	—	10,989
Trade and other receivables	—	—	117,400
Trade and other payables	—	—	(86,221)
Payroll provisions	—	—	(5,771)

Purchase price for working capital	—	—	36,397

Fair value of total net assets acquired	—	—	403,109
Goodwill (negative)	—	—	(144,996)

Net cash flow on acquisition	—	—	258,113

Consists of:
Purchase price agreement	—	—	230,000
Working capital adjustment	—	—	21,789
Acquisition related transaction costs	—	—	17,458
Settlement of amounts	—	—	(11,224)

	—	—	258,023

Settled as follows:
Payment to vendor	—	—	258,023
Loan account	—	—	—

	—	—	258,023

28	Financial Instruments

(a)	Capital risk management

The Group manage their capital to ensure they will be able to continue as a going concern while maximising the return to the stakeholders through the optimisation of the debt and equity balance.

The Group monitors capital on a basis of debt to equity. Debt comprises interest bearing debt, shareholder loans and any other long term loans. Equity comprises share capital and reserves.

The capital structure of the Group consists of debt which includes the shareholder loans disclosed in Note 20 and equity attributable to shareholders of the Group, comprising issued capital (disclosed in Notes 18 and 19 respectively), reserves and the accumulated deficit.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(a)	Capital risk management (continued)

	2011	2010
	R000	R000
The gearing ratio at the year end was as follows:
Debt	7,008,774	5,329,278
Cash and cash equivalents	(74,415)	(64,744)

Net debt	6,934,359	5,264,534

Shareholders’ deficit	(3,359,753)	(1,707,094)

Neotel engages with the Board, shareholders, and lenders to ensure the group is sufficiently funded. To date, Neotel, the shareholders and the lenders are managing the capital restructuring of the business with the support and co-operation of TCL.

(b)	Interest rate risk management

Interest rate swaps
Nominal value	3,685,609	2,070,000
Fair value *	179,334	127,848

	%	%
Fixed rate	9.01	8.30
Average floating rate	5.55	7.12

(* Included in other financial liabilities)

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed by the Group under interest rate swap contracts where the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on notional principal amounts. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using curves at the end of the reporting period and the credit risk inherent in the contract. These interest rate swaps, classified as level 2, are measured at fair value from inputs other than quoted prices in active markets.

	< 1 year	2-5 years	>5 years	Total
	R000	R000	R000	R000

2011
Interest rate swaps	—	3,685,609	—	3,685,609

2010
Interest rate swaps	—	2,070,000	—	2,070,000

The interest rate swaps are against a floating rate at 3 month JIBAR. The interest is reset every quarter ending 31 March, 30 June, 30 September and 31 December. The resulting gain or loss is recognised in profit or loss. Subsequent to year end, the Group has entered into swaps to the value of R689.3 million with a commencement date of 1 April 2011.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the following would be the impact for the Group:

For 100 basis points higher

Loss for the year would have increased by R20.8 million (2010: R32.4 million)

For 100 basis points lower

Loss for the year would have decreased by R20.8 million (2010: R32.4 million)

The Group’s sensitivity to interest rates have decreased during the current period mainly due to the decrease in variable rate borrowings from shareholders and lenders.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(c)	Credit risk management

Credit risk is the risk of a counterparty defaulting on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate as a means of mitigating the risk of financial loss from defaults.

Trade receivables consists of customers in various sectors of the telecommunications industry. Ongoing credit evaluations are performed on the financial condition of the accounts receivable balances.

(d)	Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, namely currency of the United States of America (US Dollars) and the currency of the European Union (Euro). Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts. These forward exchange contracts, classified as level 2 are measured at fair value derived from inputs other than quoted prices in an active market.

The carrying amount of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2011	2010	2011	2010
	R000	R000	R000	R000

United States Dollars	2,620	3,029	14,841	9,542
Euro	—	—	7,072	44
Botswana Pula	—	—	3,360	55

Foreign currency sensitivity analysis

The following disclosure details the Group’s sensitivity for a 25% (2010: 25%) increase and decrease in the Rand against the relevant foreign currencies. 25% (2010: 25%) is the sensitivity rate used when reporting foreign currency risk internally, for key management’s assessment of the reasonable possible change in foreign exchange rates.

The sensitivity includes only outstanding foreign currency denominated items and adjusts their translation at the year end. For a 25% strengthening of the rand against the relevant currency, the impact is an increase in the profit and other equity of R20.9 million (2010: R12.1 million). For a 25% weakening of the Rand against the relevant currency, the impact is a decrease in profit and other equity for R20.9 million (2010: R12.1 million).

Forward foreign exchange contracts

It is policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments. Exposure to exchange rate fluctuations is constantly monitored and, when the need arises, contracts are entered into.

	Average exchange rate	Foreign currency 000	Contract value R000	Book Value R000
The following table details the forward foreign currency (FC) outstanding contracts at the reporting date:

2011 - Buy EUR

Less than three months	10.481	34	357	328
Three to six months	—	—	—	—
Greater than six months	—	—	—	—

2011 - Buy USD

Less than three months	7.425	4,283	31,800	29,196
Three to six months	8.005	10,914	87,366	75,368
Greater than six months	7.849	2,302	18,071	16,163

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(d)	Foreign currency risk management (continued)

	Average exchange rate	Foreign currency 000	Contract value R000	Book Value R000

2010 - Buy EUR

Less than three months	12.401	68	845	673
Three to six months	—	—	—	—
Greater than six months	—	—	—	—

2010 - Buy USD

Less than three months	7.478	1,498	11,203	10,999
Three to six months	7.567	9,858	74,600	73,431
Greater than six months	8.070	8,250	66,573	65,255

Derivatives designated and effective as hedging instruments are carried at fair value.

	2011	2010
	R000	R000

Foreign currency forward contracts (USD)	(16,510)	(2,692)
Foreign currency forward contracts (EURO)	(29)	(171)

Included in other financial liabilities	(16,539)	(2,863)

(e)	Liquidity risk

The responsibility for liquidity risk management rests with Neotel management and ultimately the Board of Directors, which has implemented an appropriate investment policy for the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing faculties by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 32 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk. Neotel engages with the Board, shareholders and lenders to ensure that the company has adequate funds to cover its commitments in the next twelve months.

	<1 year	2-5 years	>5years	Total
	R000	R000	R000	R000

2011
Trade and other payables	(749,331)	—	—	(749,331)
Licence fee payable	(30,000)	—	—	(30,000)
Loans from shareholders	—	—	(2,990,039)	(2,990,039)
Loans from financial institutions (refer note 21, 22 and 37) *	(3,920,337)	(33,138)	(104,362)	(4,057,837)

2010
Trade and other payables	(751,634)	—	—	(751,634)
Loans from related parties	(47,365)	—	—	(47,365)
Licence fee payable	(78,330)	—	—	(78,330)
Loans from shareholders	—	—	(2,036,238)	(2,036,238)
Loans from financial institutions	—	(2,875,675)	(370,000)	(3,245,675)

*	In terms of IAS 1 the loans from financial institutions were classified as current liabilities as at 31 March 2011. At the date of approval of these annual financial statements, the restucture process is complete, refer note 37 (c) where effect is given to the impact of the completion of the Restructure process.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(e)	Liquidity risk (continued)

The following details the Group’s contractual maturities for its non derivative financial assets:

	<1 year	2-5 years	>5years	Total
	R000	R000	R000	R000

2011
Trade and other receivables	387,508	—	—	387,508
Other investments	11,248	16,433	—	27,681
Cash and bank balances	74,415	—	—	74,415

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	30,095	30,363	—	60,458
Cash and bank balances	64,744	—	—	64,744

(f)	Categories of financial instruments

	Loans and receivables	At fair value through profit or loss	Financial liabilities at amortised cost	Fair value of financial instruments
	R000	R000	R000	R000

2011
Trade and other receivables	387,508	—	—	387,508
Other investments	27,681	—	—	27,681
Cash and cash equivalents	74,415	—	—	74,415
Loans from shareholders	—	—	2,990,039	2,990,039
Loans from financial institutions	—	—	4,057,837	4,057,837
Trade and other payables	—	—	749,331	749,331
Licence fee payable	—	—	30,000	30,000
Other financial liabilities	—	—	211,641	211,641

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	60,458	—	—	60,458
Cash and cash equivalents	64,744	—	—	64,744
Loans from shareholders	—	—	2,036,238	2,036,238
Loans from financial institutions	—	—	3,245,675	3,245,675
Loan from related parties	—	—	47,365	47,365
Trade and other payables	—	—	809,976	809,976
Licence fee payable	—	—	78,330	78,330
Other financial liabilities	—	—	130,711	130,711

The effective rate on cash deposit ranges from 5.10% to 6.40% (2010: 6.10% to 6.40%) Deposits have maturities ranging from 1 to 44 days.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

29	Employee benefits

The Group operates a defined contribution retirement benefit plan for all qualifying employees. The assets are managed separately from the Group by Momentum Group Ltd.

The total expense recognised in the income statement of R51.7 million (2010: R43.6 million) represents contributions payable to this plan by the Group at rates specified in the rules of the plan.

30	Contingencies

ECS and ECNS Licence

The Group was granted a Public Switched Telecommunication Service (PSTS) licence valid for a period of 25 years from 9 December 2005. This licence was converted on 16 January 2009 into an Electronic Communication Service (“ECS”) and Electronic Communication Network Services (“ECNS”) licence. These licences are subject to the fulfilment of certain obligations relating to service levels, roll out targets ad annual licence fees. The Directors believe the obligations are achievable.

Preference dividend

Cumulative preference dividends amounting to R124 million (2010: R74 million) will be declared and paid when the group has distributable cash available, in terms of the Shareholders’ Agreement.

31	Commitments

	2011	2010
	R000	R000

Capital commitments
Capital expenditure authorised and contracted for	417,608	412,440
Capital expenditure authorised but not yet contracted for	237,392	1,352,083

	655,000	1,764,523

Capital commitments comprise of commitments for property, plant and equipment. Management expects these commitments to be financed from borrowings and capital contributions from the Group’s shareholders. The Group has committed to participation in the West Africa Cable System (WACS) to the extent of US $25 million as well as the Seacom Submarine Cable initiative to the extent of US $8.2 million.

Operating lease commitments:

	Total	<1 year	2-5 years	>5 years
	R000	R000	R000	R000

2011
Buildings	18,905	6,835	12,070	—
Houses	610	610	—	—
Vehicles	339	225	85	29
Sites	208,074	39,488	120,727	47,859
Infrastructure network	—	—	—	—

	227,928	47,158	132,882	47,888

2010
Buildings	369,741	19,029	62,971	287,741
Houses	1,539	1,393	146	—
Vehicles	8,876	3,216	5,660	—
Sites	208,853	31,519	116,544	60,790
Infrastructure network	370,000	370,000	—	—

	959,009	425,157	185,321	348,531

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

31	Commitments (continued)

The Group leases buildings, sites, houses and vehicles. The contracts for houses are for periods of up to two years, the vehicle leases are for up to five years and the buildings up to 20 years. The minimum lease payments under the building lease agreements are subject to average annual escalations of 9%. The minimum lease payments on the vehicles are subject to interest rate fluctuations and are adjusted as and when such changes in rates are announced. The monthly lease payments on the office equipment are fixed for the duration of the contracts.

32	Borrowings

The Directors do not have any borrowing powers except for temporary overdrafts. The shareholders, through the Board, issue specific approvals for the Directors to borrow funds on behalf of the Group.

Refer note 37 (b) for undrawn facilities as at the signature date of the annual financial statements

33	Related party disclosures

	2011	2010	2009
	R000	R000	R000

Details of material transactions and balances with related parties were as follows:

Related party balances

Amounts included in share capital and share premium	719,823	575,000

Sepco Communications (Pty) Ltd	372,173	293,250
– VSNL SNOSPV Pte Ltd	160,629	126,567
– Tata Africa Holdings (SA) (Pty) Ltd	29,178	22,991
– Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	18,087	—
– Communitel Telecommunications (Pty) Ltd	91,183	71,846
– Two Telecom Consortium (Pty) Ltd	73,096	71,846

VSNL SNOSPV Pte Ltd	197,032	155,250
Tata Africa Holdings (SA) (Pty) Ltd	21,893	17,250
Nexus Connexion (Pty) Ltd	128,725	109,250

Amounts included in loans from shareholders and related parties	2,990,039	2,036,488

Sepco Communications (Pty) Ltd	1,550,952	1,038,823
– VSNL SNOSPV Pte Ltd	669,478	448,326
– Tata Africa Holdings (SA) (Pty) Ltd	121,622	81,443
– Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	98,430	—
– Communitel Telecommunications (Pty) Ltd	380,201	254,527
– Two Telecom Consortium (Pty) Ltd	281,221	254,527

VSNL SNOSPV Pte Ltd	820,743	549,510
Tata Africa Holdings (SA) (Pty) Ltd	91,198	61,057
Nexus Connexion (Pty) Ltd	527,146	387,098

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

33	Related party disclosures (continued)

	2011	2010	2009
	R000	R000	R000

Amounts included in Trade and other payables

Tata Communications Ltd	28,962	34,148
Tata Communications (UK) Ltd	36,262	141,663
Tata Consultancy Services (SA) (Pty) Ltd	97,121	15,220
Tata Bermuda (Pte) Ltd	42,346	58,125
Tata Communications (France) Ltd	679	—
Telecom Namibia Ltd	939	138
Neotel Business Support Services (Pty) Ltd	—	—
Nexus/Nextube JVs	—	319
Nexus Facilities(Pty) Ltd	5,844	—
Nexus OP Company (Pty) Ltd	408	—
Stallion Security (Pty) Ltd	—	237
EMG Consultants (Pty) Ltd	—	908
Sonke Computer Services Africa (Pty) Ltd	9,735	1,539
Burlington Strategy Advisors (Pty) Ltd	—	125
arivia.Kom Ltd	—	137
Quick Leap Investments 429 (Pty) Ltd	7	125

Amounts included in Trade and other receivables

Tata Communications (UK) Ltd	(281)	125,927
Tata Africa Holdings (SA) (Pty) Ltd	34	(48)
Tata Communications Ltd	839	4,755
Tata Steel (KZN) (Pty) Ltd	126	50
Tata Communications (US) Inc.	—	531
Tata Communications (Americas) Inc.	95	831
Tata Communications (Canada) LLC	1,203	11,978
Tata Communications Transformation Services Ltd	383	1,604
Tata Consultancy Services South Africa (Pty) Ltd	—	—
Neotel Business Support Services (Pty) Ltd	—	—
Telecom Namibia Ltd	(38)	7,279
Sonke Computer Services Africa (Pty) Ltd	69	143
Goodhope Palace Hotels (Pty) Ltd	(1)	—
Amabhubesi Investments (Pty) Ltd	12	—
Eon Consulting (Pty) Ltd	—	—
Nexus Asset Management (Pty) Ltd	2	—

Revenue

Tata Communications (UK) Ltd	110,339	90,577	20,257
Transnet Ltd	—	—	256,734
Tata Africa Holdings (SA) (Pty) Ltd	141	69	46
Tata Communications Ltd	8,741	4,689	44,274
Tata Steel (KZN) (Pty) Ltd	552	277	—
Tata Communications (US) Inc.	1,176	531	—
Tata Communications (Americas) Inc.	—	831	—
Tata Communications (Canada) LLC	13,904	2,756	—
Tata Communications Transformation Services Ltd	1,439	—	—
Tata Consultancy Services (SA) (Pty) Ltd	705	740	597
Neotel Business Support Services (Pty) Ltd	—	—	—
Telecom Namibia Ltd	10,767	1,277	—
Sonke Computer Services Africa (Pty) Ltd	336	155	—
Goodhope Palace Hotels (Pty) Ltd	495	237	—
Amabhubesi Investments (Pty) Ltd	38	—	—
Eon Consulting (Pty) Ltd	28	—	—
Eskom Ltd	—	—	1,461
Nexus Asset Management (Pty) Ltd	10	—	—

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

33	Related party disclosures (continued)

	2011	2010	2009
	R000	R000	R000

Costs charged by related parties are as follows:

Outsourced and consulting services
Tata Consultancy Services (SA) (Pty) Ltd
- OSS/BSS costs	216,981	74,406	22,791
Tata Communications Ltd
- OSS/BSS costs	—	—	50,525
- Technical Services Agreement costs	24,197	24,499	17,621
Nexus OP Company (Pty) Ltd
- Technical Services Agreement costs	10,142	4,437	—
Burlington Strategy Advisors (Pty) Ltd
- Consulting Fee	2,020	2,308	—
Sonke Computer Services Africa (Pty) Ltd
- Consulting Fee	25,509	24,435	—

Payments to other operators
Tata Communications (USA) Ltd	2,977	—
Tata Communications (UK) Ltd	194,278	96,820	44,803
Tata Communications (France) Ltd	799	—	—
Telecom Namibia Ltd	7,284	970	628

Security costs
Stallion Security (Pty) Ltd	802	1,399	—

Vehicle Hire
Tata Communications Ltd	—	8	—

Maintenance charges
Nexus/Nextube JVs	664	19,380	—
Neotel Business Support Services (Pty) Ltd	—	—	—
Sonke Computer Services Africa (Pty) Ltd	1,906	50,598	—

Housekeeping
Nexus Facilities (Pty) Ltd	4,694	—	—

Interest charges
Sepco Communications (Pty) Ltd	110,867	82,211	59,417
– VSNL SNOSPV Pte Ltd	47,860	35,501	25,645
– Tata Africa Holdings (SA) (Pty) Ltd	8,700	6,448	4,658
– Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	3,808	—	—
– Communitel Telecommunications (Pty) Ltd	27,304	20,157	14,557
– Two Telecom Consortium (Pty) Ltd	23,195	20,105	14,557

Transpoint Properties (Pty) Ltd	—	—	34,602
VSNL SNOSPV Pte Ltd	58,668	48,362	—
Tata Africa Holdings (SA) (Pty) Ltd	6,523	—	—
Nexus Connexion (Pty) Ltd	39,247	30,634	22,391

VSNL SNOSPV Pte Ltd Fixed Asset Loan	1,101	9,534	25,344

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

34	Compensation of key management personnel

	2011	2010	2009
	R000	R000	R000

The remuneration of directors and other members of key management personnel during the year was as follows:

Short-term benefits	131,241	86,038	57,659
Post-employment benefits	9,195	7,050	3,943
Termination benefits	8,156	—	—

	148,592	93,088	61,602

35	Directors Emoluments

Executive director’s emoluments
Mr Ajay Pandey	4,692	4,457	3,129

36	Going concern

The Directors reviewed the Group’s cash flow forecasts for the forthcoming twelve month period from the date of approval of the Annual Financial Statements and in light of this review and the current financial position, they are satisfied that the Group has access to adequate resources to continue in operational existence for the foreseeable future. The going concern assumption at the date of approval of the annual financial statements is supported by:

•	Shareholder profile and specifically the backing of Tata Communications Limited and Tata Africa Holdings SA (Pty) Limited who together own 68.5% of Neotel.

•	The support of the shareholders in fulfilling their obligations in respect of the injection of committed equity of R500 million to date (refer note 20).

•	The conclusion and signing of the Third Equity Subscription Agreement (TESA) on 29 September 2011 by all shareholders.

•	The availability of undrawn funding of R597.35 million from shareholders (refer note 37).

•	The availability of undrawn funding facilities of R133 million from the lenders as the retructuring was finalised as at the signature date of the Annual Financial Statements (refer note 21).

•	Management have taken extensive steps to restructure the business and based on this they are confident of achieving the revised lenders business case.

•	The ability of Neotel to manage cash flows on the capital intensive infrastructure projects.

•	The ability of Neotel to manage cash flows associated with its performance against the business plan.

•

The ability of the company under the shareholders’ agreement to initiate a rights issue for the procurement of additional equity in the event that additional funding in the form of new equity is required in terms of the covenants under the long term financing agreement.

37	Post balance sheet events

The Directors are not aware of any material events not otherwise dealt with in the annual financial statements that would affect the operations of the Group significantly, other than:

(a)	Change in shareholding

Subsequent to 31 March 2011, the shareholding of Neotel held by Tata Communications Limited has increased from 41% to 61.5% as a result of the acquisition of shareholding held by Two Telecom Consortium (Pty) Ltd in Sepco Communications (Pty) Ltd.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

37	Post balance sheet events (continued)

(b)	Available facilities

As at the date of these financial statements, the suspensive conditions were fulfilled whereby Financial Close has been achieved on the Neotel Debt Restructure giving effect to the following:

Available facilities as at 11 October 2011

	Sanctioned	Drawn	Available
	R000	R000	R000
Shareholder funding
- Existing equity (first and second subscription agreements)	2,933,029	(2,933,029)	—
- Committed equity	500,000	(500,000)	—
- Standby equity / debt	500,000	—	500,000
- Additional equity	150,000	(52,650)	97,350
Lenders facilities			—
- Long term debt facilities	4,400,000	(4,267,000)	133,000
- Property finance	140,000	(140,000)	—

	8,623,029	(7,892,679)	730,350

The lenders have provided a further R150 million subsequent to year end while the drawstop was still in place and a further R240 million after the restructure was completed. As at the signature date of the Annual Financial Statements, R597.35 million is still available from the shareholders and R133 million from the lenders.

(c)	Funding

As at the date of approval of these annual financial statements, the lenders confirmed that the event of default which existed due to various EBITDA breaches in the period to and including 31 March 2011 is not continuing and that they, (the lenders) are not, and do not intend to request any payment, accelerated or otherwise. Furthemore, the lenders confirmed their intent, as documented in the revised lenders business plan, which was approved by the lenders and Neotel to defer the repayment of the loans by 18 months (save for the loans held by INCA and DEG). The revised repayment plan, as a result of the completion of the restructuring, which is effective as at the signature date of the annual financial statements is reflected below and has the effect of re-instating the long term nature of the loans, and is reflected as follows:

Revised repayment profile of 31 March 2011 balance outstanding at 30 September 2011:

	< 1 year	2-5 years	>5 years	Total
	R000 *	R000	R000	R000

Senior term loan facility	792	827,710	1,937,883	2,766,385
Subordinated term loan facility	59	76,526	614,764	691,349
Subordinated term loan facility	219	19,131	153,691	173,041
Mezzanine facility	—	—	289,524	289,524

	1,070	923,367	2,995,862	3,920,299

(* with reference to 31 March 2011)

