Form 20-F
period 2012-03-31
TATA COMMUNICATIONS LTD
filed 2012-08-15
CIK 1116134

As filed with the Securities and Exchange Commission on August 15, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012

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

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Form 20-F, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “Dollars” or “U.S. Dollars” are to the legal currency of the United States and references to “ ” or “Rupees” or “Indian Rupees” are to the legal currency of India.

Our financial statements are presented in Indian Rupees and are prepared in accordance with United States generally accepted accounting principles or U.S. GAAP. In this Form 20-F, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. For the convenience of the reader, this Form 20-F contains translations of certain Indian Rupee amounts into U.S. Dollars, which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated, or at all. References to “Indian GAAP” are to Indian generally accepted accounting principles. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year. References to years not specified as being fiscal years are to calendar years.

Unless the context otherwise requires, references herein to “we,” “us,” “our,” “the Company”, “our Company” and “Tata Communications” are to Tata Communications Limited and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to Tata Communications Limited.

Tata and Tata Communications are trademarks of Tata Sons Limited in certain countries. Certain other trademarks mentioned in this Form 20-F are trademarks of Tata Communications (Bermuda) Limited in certain countries. All rights are reserved. This Form 20-F may refer to trade names and trademarks of other companies. The mention of these trade names and trademarks in this Form 20-F is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this Form 20-F are the property of their respective owners.

EXCHANGE RATES

All conversion from Indian rupees to U.S. Dollars are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for custom purposes which was 50.89 per $1.00 on March 31, 2012. Unless otherwise specified herein, financial information has been converted into U.S. Dollars at this rate. For more information regarding rates of exchange between Indian Rupees and U.S. Dollars, see “Item 3. Key Information—Exchange Rates.”

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

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that we make on related subjects in our additional filings with the Securities and Exchange Commission (SEC) should be considered. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under “Item 3. Key Information—Risk Factors.”

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

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2010, 2011 and 2012 and the selected balance sheet data as of March 31, 2011 and 2012 are derived from the audited financial statements included in this Form 20-F.

Our selected income statement data for the fiscal years ended March 31, 2008 and 2009 and our selected balance sheet data as of March 31, 2008, 2009 and 2010 are derived from our audited financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2012 has been translated into U.S. Dollars for your convenience.

Fiscal Year ended March 31,

	2008	2009	2010	2011	2012	2012
Income Statement Data	(millions of ) (1)					(millions of US$)
Operating revenue
Revenues from telecommunication services	82,331	97,295	106,080	113,840	139,885		2,749
Cost of revenues:
Network and transmission costs	46,717	51,201	61,452	67,213	76,917		1,512
License fees	848	863	794	664	928		18

Total cost of revenues	47,565	52,064	62,246	67,877	77,845		1,530
Other operating costs:
Depreciation and amortization	7,358	10,180	14,074	13,980	18,329		360
Other operating costs	27,200	30,394	31,323	32,347	43,153		848

Operating income/(loss)	208	4,657	(1,563)	(364)	558		11
Non-operating income/(expense), net:
Gain on sale of investments	145	4,289	347	138	379		7
Interest income from income tax refunds	167	—	2,183	40	101		2
Interest income from banks and others	100	491	673	762	296		6
Interest expense	(1,469)	(2,732)	(4,188)	(4,088)	(7,591)		(149)
Gain on previously held equity method investee recognized on business acquisition	0	0	0	128	11,047		217
Other non-operating income, net	1,767	971	1,165	1,703	446		9

Total non-operating income/(expense), net	710	3,019	180	(1,317)	4,678		92

Income / (loss) before income tax	918	7,676	(1,383)	(1,681)	5,236		103
Income tax (expense) / benefit	(1,280)	(2,430)	969	(765)	(5,138)		(101)
Dividend tax	(218)	(218)	(218)	—	(92)		(2)
Equity in net loss of equity method investees	(393)	(1,120)	(3,192)	(5,636)	(944)		(19)

Net Income/(loss)	(973)	3,908	(3,824)	(8,082)	(938)		(19)
Net income/(loss) attributable to non-controlling interest	(1)	(22)	(12)	(13)	4,250		84

Net income / (loss) attributable to Tata Communications Limited	(974)	3,886	(3,836)	(8,095)	3,312		65
Basic earnings/(loss) per equity share	(3.42)	13.64	(13.46)	(28.40)	11.62	US$	0.23
Weighted average number of shares outstanding(2)	285	285	285	285	285		285
Basic earnings/(loss) per ADS (where each ADS represents two shares)	(6.84)	27.28	(26.92)	(56.80)	23.24	US$	0.46
Dividends per share	4.50	4.50	4.50	—	2.00	US$	0.04
Other financial data
Net cash provided by operating activities	10,401	14,724	14,413	11,678	8,169		161
Net cash used in investing activities	(16,674)	(35,116)	(21,604)	(15,024)	(20,949)		(412)
Dividends	(1,283)	(1,283)	(1,283)	—	(570)		(11)
Net cash (used in)/provided by financing activities	6,738	22,548	4,186	7,847	8,063		158

(1)	Except share data.
(2)	In millions.

As at March 31,

Balance Sheet Data	2008	2009	2010	2011	2012	2012
	(millions of )					(millions of US$)
Total assets	136,323	192,333	186,758	183,743	246,981	4,854
Total debt	30,420	60,229	61,596	68,827	115,447	2,269
Accounts payable	22,245	34,063	30,123	24,758	28,409	558
Accrued expenses and other liabilities	32,841	45,524	47,720	50,979	64,025	1,258
Total liabilities	85,506	139,816	139,439	144,564	207,881	4,085
Total shareholders’ equity of the Company	50,785	52,467	47,261	39,111	37,546	738
Total liabilities and shareholders’ equity	136,323	192,333	186,758	183,743	246,981	4,854

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Indian Rupee price of the Company’s equity shares (Shares) on the Indian stock exchanges and, as a result, will likely affect the market price of the Company’s American Depositary Shares (ADS) that are listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. Dollar conversion by Bank of New York Mellon, as depository for the ADSs (the “Depository”) of any cash dividends paid in Indian Rupees on the Shares represented by the ADS.

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

Fiscal Year Ended March 31,	Period
	End	Average	High	Low
	( )
2012	50.89	48.01	53.71	44.00
2011	44.54	45.46	47.49	43.90
2010	44.95	47.18	50.48	44.94
2009	50.87	46.32	51.96	39.73
2008	40.02	40.00	43.05	38.48

The following table sets forth the high and low exchange rates for the previous six months and is based on the foreign exchange rates certified by Federal Reserve Bank of New York on each business day during the period:

Month	High	Low
	( )
Feb 2012	49.48	48.65
March 2012	51.38	49.14
April 2012	52.65	50.64
May 2012	56.38	52.50
June 2012	57.13	54.91
July 2012	56.22	54.31

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

Telecommunications tariffs in India have declined significantly in recent years as a result of increased competition. Average international call tariffs have declined from approximately 48 (US$ 0.94) per minute in 2002, prior to the termination of our monopoly on the provision of international long distance (ILD) services, to approximately  5 (US$ 0.10) per minute in 2011. The pricing war among service providers in India was carried over to the international calling market with carriers dropping call prices to international markets to as low as 2 (US$ 0.04) per minute in 2012. Market pricing for ILD telecommunications services are expected to decline therefore the prices for our communications services in India and worldwide will be impacted. We expect that the prices for our communications services in India and worldwide will continue to decrease:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as our traffic volumes increase because many of our customer agreements provide for volume-based pricing or contain other provisions for decreases in prices;

•	as a result of technological advances; and

•	as a result of synergies realized through strategic acquisitions by us and our competitors.

Even though the decline in tariffs has resulted in traffic volume growth, they have, and are expected to continue to, materially and adversely affect our revenues. Revenues from our ILD business and related products increased to  65,261 million (US$ 1,282 million) in fiscal 2012 from 61,282 million in fiscal 2011.

Intensifying competition in the Indian telecommunications sector may continue to adversely affect our business.

We have faced a number of new competitors to our ILD business, particularly since the Government of India (GoI) relaxed the licensing conditions and reduced the entry fees for ILD and national long distance (NLD) services in January 2006 (from  250 million and  1 billion, respectively, to  25 million and  25 million, respectively).

There are also an increasing number of players offering various forms of data products, a business in which we have historically been a market leader.

As a result of a recall of the Carrier Access Code (CAC) and Carrier Pre-selection (CPS) implementation in India by the Telecom Regulatory Authority of India (TRAI), many of our end customers do not have the right to choose to use our services, even if we offer the most competitive rates and best quality.

Until 2002, we had a monopoly on the provision of ILD services, and, until 2004, we were the exclusive provider of ILD services for Bharat Sanchar Nigam Limited (BSNL) and Mahanagar Telephone Nigam Limited (MTNL), but since then we have had to compete for business from the access providers in the open market. Currently, access providers (including competitors such as BSNL, MTNL, Bharti, Vodafone and Reliance), which own or control the access telephone networks in India (through which all international calls that we carry that either originate or terminate in India must pass) may choose not to use our ILD or NLD services.

A customer choice regime that was expected to be completed by December 2003 was not implemented due to technical and other reasons. In an order in 2009, the TRAI recalled the directive requiring all service providers to implement CAC/CPS; instead the TRAI recommended the use of calling cards as the customer choice mechanism, which the Department of Telecommunications (DoT) has accepted. Now long distance operators can sell directly to end-customers calling cards for domestic and ILD services. However, there is still uncertainty around the interconnection terms and conditions. We must continue to increase the volume of voice, Internet, data and video transmissions on our network both in India and worldwide in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network, particularly since certain elements of our costs (such as repair and maintenance costs) are fixed.

Illegal international telephony operators have adversely affected our call volumes.

Illegal operators in India offer cheaper services since they do not pay license fees, taxes or Interconnection Usage Charges (IUC) or any other regulatory fees. These illegal operators have captured a part of the incoming ILD traffic into India.

Telecommunications carriers that we do business with could suffer from decreasing margins and financial distress, which may negatively impact our business.

Several telecommunications carriers that we do business with have in the recent past, suffered from reduced profit margins and other significant financial pressures. Some of these companies have been acquired and are undergoing restructurings of their businesses. There is no assurance that we will continue to derive business from these carriers. Further, if any of the major carriers that we do business with encounters financial difficulties or files for bankruptcy, we may be unable to recover amounts owed to us.

Our mobile global roaming business may be adversely affected by changing technologies.

Our wireless mobile global roaming business provides roaming services for Global Systems for Mobile (GSM), Integrated Dispatch Enhanced Network (iDEN), Universal Mobile Telecommunications System (UMTS, 3G) and Enhanced Specialized Mobile Radio (ESMR) networks around the world. With increasing pressure on roaming margins, regulatory caps on inter-operator tariffs (IOTs) in some geographies and increased competition, we expect strong price pressure in our international signaling transport and conversion businesses. Though this price erosion will be partially offset by the continued volume growth in emerging markets, a shift towards more sophisticated signaling and roaming outsourcing solutions targeted at Tier-1 mobile operators and groups will be an imperative to sustain revenues and margins. We are also engaging new segments like hub providers and Application-to-Person (A2P) service providers as both customers and channel partners to drive additional revenue growth.

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

We continuously develop, test and introduce new services so that we can compete for new customers and in new segments of the communications business. Sometimes the introduction of new services requires the successful upgrade or development of new technology, which may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, our new service offerings may not be widely accepted by our customers. If we are not able to successfully complete the development and introduction of new services, including new managed services, in a timely manner, our business could be materially and adversely affected.

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

Our infrastructure may also be vulnerable to cybersecurity risks, which may result in service interruptions, gaining of unauthorized access, loss, theft or corruption of data, and theft of intellectual property or sensitive information, any of which could disrupt or have a material adverse effect on the Company’s business. Such negative consequences could include remedial costs, increased cybersecurity costs, lost revenues, litigation, reputational damage and regulatory penalties.

Our growth may depend upon our successful integration of acquired businesses.

We have made significant acquisitions and investments in recent years, such as an increased equity stake in Neotel, and will continue to explore the possibility of future acquisitions and investments as our business needs require. The integration of acquired businesses involves a number of risks, including:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	regulatory restrictions imposing a constraint on optimal designs for integration of Operations Support Systems—Business Support Systems (OSS-BSS Systems);

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations; and

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

We have entered into a number of significant contracts with certain of our Global Voice Solutions (GVS) and Global Data and Managed Services (GDMS) customers. Failure to meet our commitments under these contracts could result in financial losses and damage our reputation. Our five largest customers collectively accounted for 16% of our revenues in fiscal 2012 and if, due to any reason, we lose any of our major customers or they terminate their respective agreements with our Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

Our profitability may be adversely affected if certain revenue share disputes are decided against our Company.

We are required to pay a certain percentage of our adjusted gross revenue (AGR) to the telecom licensor in India under the terms of our license. We are involved with the licensor in a dispute resolution process under Indian telecom regulations about the definition of AGR. If the matters in dispute are decided against us, we will be required to pay a substantially higher amount than we presently do under the license. See “Item 4-License Fees and Tariffs”.

If certain tax claims made by the Indian tax authorities against us are upheld, our financial condition would be adversely impacted.

Over past fiscal years, the Company has made certain tax holiday and expense claims based on our understanding of the tax laws as reinforced by legal precedent and legal advice received from external tax counsel. The Indian Tax Authority has not accepted our claims and in a few instances has levied penalties against the Company. We have challenged the position taken by the Indian Tax Authority, which are at various stages of adjudication. If all of these disputes are decided against us, it could have an adverse financial implication of 23,755 million. For significant disputes see “Item 8-Legal Proceedings”.

We may not receive additional compensation from the GoI for the early termination of our monopoly on international telephony services.

On April 1, 2002, the GoI allowed private operators to start offering ILD services, thereby terminating our monopoly on offering such services two years ahead of schedule. The GoI compensated us with a package of benefits. The GoI had given an assurance prior to the termination of our monopoly that it would consider additional compensation if it found this necessary following a detailed review. However, prior to the termination of our monopoly, the GoI announced that it viewed the package of benefits that it gave to us as the full and final settlement of all claims arising out of the early termination of our ILD monopoly. We have been pursuing the GoI to consider providing us with additional compensation and in 2005 the Company filed a suit for additional compensation in the Honorable Bombay High Court. On July 7, 2010, the Honorable Bombay High Court ruled that it did not have jurisdiction to entertain this suit in view of the provisions of the TRAI Act, 1997. The Company filed an appeal in the Honorable Bombay High Court in October 2010. This appeal is still pending. There can be no assurance that our claim will be successful or that we will receive any additional compensation from the GoI, or if we do receive compensation, as to the amount, nature or timing of such compensation.

We are subject to extensive regulation and supervision by the GoI, which could adversely affect the operation of our business and prevent us from entering into transactions that are in the best interests of our shareholders.

We must obtain telecommunications licenses from DoT to provide some of our services. DoT retains the right to modify the terms and conditions of our licenses at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. DoT is also empowered to revoke a license granted by it for any breach of the license conditions. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any or revocation of our licenses could have a material adverse effect on our business and prospects.

In May 2011, DoT amended the license conditions to address security related concerns and making it the Company’s responsibility to maintain the security of our networks. It has also required the Company to take certain security measures prescribed in the revised license conditions.

The Company has implemented a number of security measures to comply with the amended DoT license conditions. Some of these measures include use of a security incident and event monitoring tool to detect and monitor intrusions in the core network, as well as access logging to core network devices. The Company periodically engages a CERT-IN empanelled auditor to carry out an audit of the India Core Network, and where applicable complies with equipment induction standards such as Common Criteria.

If the Company breaches the newly amended conditions, it could be liable for a maximum penalty of 500 million, and could be subject to criminal charges. Despite having taken various steps to comply with the amended license conditions, the Company could still be penalized for non-compliance, which could adversely affect the revenues and profitability of the Company.

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

Any disputes between us and the GoI regarding the terms of our telecommunications licenses, as well as any dispute between us and the other service providers in India, is required to be adjudicated by the Telecom Disputes Settlement Appellate Tribunal (TDSAT). Failure to follow TDSAT orders may lead to the imposition of fines and other punitive actions.

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

We have incurred debt, which to a certain extent could restrict our growth and place us at a competitive disadvantage.

We incurred additional debt in fiscal 2012 primarily to finance our capital expenditures and investments. As of March 31, 2012, the outstanding principal amount of our indebtedness was  115,447 million (US$ 2,269 million) as opposed to  68,827 million as on March 31, 2011. If need arises in the future, we may also obtain additional long-term debt and working capital lines of credit to meet future financing needs.

We have floating interest rate loans which are exposed to market interest rate fluctuations. While a portion of our floating rate loans are hedged by interest rate swaps, an increase in the benchmark interest rates could increase the interest cost of the our floating interest rate loans. Our inability to manage the interest cost effectively could have an adverse impact on cash flow and profits.

The consequences on our financial condition and results of operations that could result from our debt include:

•	a limitation on our ability to obtain additional substantial debt financing;

•	accelerated maturity of some or all of our outstanding indebtedness in the event we are unable to meet or restructure the financial covenants contained in our debt agreements;

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

If our vendors fail to obtain the approval of the Telecom Engineering Center (TEC) for the switching equipment that they provide to us, the growth of our interconnection capacities with domestic voice carriers may be limited.

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

We are dependent on third party passive infrastructure providers for collocating our wireless equipment. Any inability of the passive infrastructure providers to comply with service level agreements that provide for site access and uptime might adversely affect our service levels to our customers. We might be unable to obtain suitable alternative arrangements quickly and consequently could experience significant delays and additional costs.

Changes in Royalty charges and license fees for spectrum allocated to the Company by DoT might increase the cost of deployment of wireless access in licensed bands.

The Company is currently using spectrum licensed by DoT for operating wireless access for its customers. Any increase in the royalty charges and license fees by DoT will increase the cost of operation which will have an adverse impact on the cost of providing wireless access to our customers.

We have made, and in the future might make, substantial capital investments in new telecommunications projects which may expose us to liquidity and execution risks.

We have made substantial additional investments in new telecommunications projects, including in connection with technology upgrades and our continuing geographic expansion. We spent approximately 18,894 million (US$ 371.27 million) on capital expenditures in fiscal 2012 and we expect our capital expenditures in fiscal 2013 to be approximately 23,131 million (US$ 454.53 million). Our capital expenditures may increase in the future because of cost overruns or delays in our projects or as we strive to offer new services, improve our capabilities and remain competitive. Uncertainty in the international financial markets may adversely affect our ability to obtain capital when needed or on terms that are attractive. Although there is less uncertainty in the international financial markets, market sentiments have not reverted to pre-crisis levels. Even if we are able to make all of our planned capital expenditures, telecommunications technology evolves rapidly so there can be no assurance that any of our investments in new technology will have a positive impact on our financial results.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (SEBI) rules and regulations and Indian stock exchange listing regulations are creating uncertainty for companies like ours because they sometimes lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

The growth of telecommunications traffic is related to general economic growth and slowdowns in the economy could result in slower growth rates in telecommunications traffic. Economic slowdowns in India and the U.S. pose the greatest risk for us because approximately 24.84% and 13.89% of our operating revenues were from India and the United States, respectively, during fiscal 2012. Commencing in 2007 and continuing into 2012, the U.S. and European securities markets have experienced significant deterioration and volatility and the liquidity of U.S. and European credit markets have substantially tightened, which has had negative repercussions on the global economy. These developments could continue to present risks for an extended period of time for us, including a potential slowdown in our sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect our revenues as well, because the IT sector is a major contributor to our telephony and leased channel revenues.

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

Political instability could result in changes in policy, delay reforms of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our shares, and consequently our ADSs.

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

Any increase in regional or international hostilities, terrorist attacks or other acts of violence or war could have a significant adverse impact on international and Indian financial markets or economic conditions or on the GoI’s policy, thereby disrupting communications. Such political tensions could create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse impact on our business, or the market price of our shares and ADSs.

Conditions in the Indian securities markets may affect the price or liquidity of our shares and ADSs.

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

The Indian stock exchanges have experienced trading interruptions in the past because of regulatory interventions and operational issues. If these interruptions were to recur, it could affect the market price and liquidity of the securities of Indian companies, including our shares and ADSs. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they do, it could affect the market price and liquidity of our shares and ADSs.

We and you may be subject to potential losses arising out of risks associated with the conversion rates between the functional currency of the Company and other foreign currencies.

Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Indian Rupee price of equity shares on the Indian stock exchanges and, as a result, the price of our ADSs in the United States, as well as the U.S. Dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depository under the Depository Agreement will be impacted. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the shares represented by our ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of the Shares in India.

Fluctuations in the exchange rates affect the respective functional currency amount of foreign currency settlements received by the Company from and paid by the Company to foreign telecommunication administrations, other service providers, and payments to vendors for imported equipment and technology and due to foreign currency borrowings.

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

The United States, and from time to time other countries, have laws that may prohibit or restrict their citizens from engaging in certain business activities in certain countries, or that otherwise impose economic sanctions on such countries. International bodies such as the United Nations may also impose sanctions on certain countries from time to time. The United States currently administers economic sanctions and embargoes that target geographic regions and governments. Comprehensive sanctions programs include Burma (Myanmar), Cuba, Iran, Sudan and Syria. Other non-comprehensive programs include the Western Balkans, Belarus, Cote d’Ivoire, Democratic Republic of the Congo, Iraq, Liberia (Former Regime of Charles Taylor), persons undermining the sovereignty of Lebanon or its democratic processes and institutions, Libya, North Korea, Somalia and Zimbabwe as well as other programs targeting individuals and entities located around the world.

As a major provider of international telecommunications services to customers in India, where lawful the Company enters into interconnection agreements with communications providers around the world including agreements with providers located in certain of such countries to facilitate the carrying of telecommunications traffic to and from such countries, and we may do so in the future.

We are substantially owned by some of the Tata group companies and the GoI who have significant rights in relation to the election of our board of directors and may have interests which conflict with those of our other shareholders, including holders of our ADSs.

As of March 31, 2012, 50.03% of our outstanding equity was held by Panatone Finvest Limited and other Tata group companies, and 26.12% was held by the GoI. Panatone Finvest Limited, certain other Tata group companies and the GoI are parties to a Shareholders’ Agreement (the “SHA”) pursuant to which they have agreed on certain matters with respect to our governance and operation, including the composition and election of our board of directors. As a result of their equity holdings and the SHA, Panatone Finvest Limited and the GoI together control all matters submitted to shareholders, including the election of directors. They also have significant control over the matters that come up for consideration at the meetings of our board of directors. There can be no assurance that the interests of Panatone Finvest Limited and the GoI will not differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the GoI of our shares may adversely affect our share price.

As of March 31, 2012, the GoI’s stake in our Company was 26.12%. If or when the GoI decides to reduce its stake in our Company, the manner in which the GoI decides to reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the price of our shares.

We may face potential conflicts of interest relating to our principal shareholder.

Our principal shareholder is part of the Tata group of companies which has diverse business activities and interests. The Tata group or their affiliates could engage in activities, or seek opportunities, that are or could be in competition with our activities or interests. In particular, the Tata group has interests in other companies in the telecommunications sector, such as Tata Teleservices Limited. Tata Teleservices Limited (in which the Company has an equity stake) and its subsidiary Tata Teleservices (Maharashtra) Limited. (together called TTL) hold access licenses in almost all of the telecom markets in India. The Company and TTL have been working together to leverage each other’s strengths. However, these efforts may not provide the desired results.

Disagreements between the Tata group of companies and the GoI concerning our activities could result in a deadlock, which could adversely affect our business.

Panatone Finvest Limited, certain other Tata group companies and the GoI have agreed in the SHA that we will not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. Panatone Finvest Limited, the other Tata group companies and the GoI have also agreed not to transfer their shares in our Company without giving the other certain rights of first refusal and tag-along rights. In the event that Panatone Finvest Limited, the other Tata group companies and the GoI fail to agree on any such matter, their disagreement could result in us not taking advantage of a potential opportunity. Further, any disagreement in relation to raising funds through non-debt sources could result in an inability to implement our capital expenditure plans efficiently.

Our operations and profitability may be adversely affected if the funding required for our plans is delayed.

The Company is dependent on its promoter shareholders, i.e., Panatone Finvest Limited and the GoI, agreeing to the proposals for raising non-debt funds such as subscription to the new shares or monetization of certain assets. This dependency arises in view of the provisions of the SHA and the provisions of the Articles of Association of the Company. If the promoter shareholders do not agree to such proposals for any reason, the Company may not be able to implement its capital expenditure plans efficiently and, as a result, its operations and profitability may be adversely affected.

The demerger of surplus land held by us may not be completed on satisfactory terms.

Under the terms of the SHA, Panatone Finvest Limited agreed to cause us to demerge certain land that we own but were not actively using into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the GoI are currently discussing various options in connection with the demerger. Until such time as the demerger takes place, the lands are under our possession and upkeep. We cannot predict if the demerger will take place or the extent to which expenditure that we might have to incur for the security, upkeep and maintenance of the surplus land will continue. Further, we may have to bear significant costs, including taxes and duties, relating to the demerger, and we cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on our financial condition.

Holders of ADSs have no voting rights.

Investors in ADSs have no voting rights, unlike holders of Shares. It is contemplated that the Depository will exercise its right to vote the shares represented by our ADSs as directed by our board of directors. Investors may withdraw the shares underlying our ADSs and seek to vote the shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays.

There is a limited market for our ADSs.

Even though the ADSs are listed on the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/tender offer by Panatone Finvest Limited, the number of shares represented by ADSs declined from approximately 60 million (representing 21% of the issued and outstanding shares) as of March 31, 2002 to approximately 17.56 million (representing 6.16% of our issued and outstanding shares) as of March 31, 2012. This may affect the liquidity of the market for the ADSs and the price at which they trade.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause the Shares to trade at a discount or premium relative to the market price of the ADSs.

Although the GoI permits two-way fungibility of ADSs, this is still subject to sectoral caps under regulations governing foreign direct investment (FDI) in India, compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993, periodic guidelines issued by the GoI and registration requirements in the United States. Such restrictions on foreign ownership of the underlying equity shares may cause our shares to trade at a discount or premium to our ADSs.

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

Our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws in various jurisdictions worldwide may not prevent misappropriation, and our failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and operating results.

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

As a global company we are exposed to currency and exchange rate fluctuations which may affect our results of operations.

The functional currency of Tata Communications Limited and its Indian subsidiaries is the Indian Rupee, the functional currency of Tata Communications International Pte Limited (TCIPL) and its subsidiaries and VSNL SNOSPV Pte Ltd. (VSNL SNOSPV) is the U.S. Dollar, the functional currency of SEPCO Communications Pty. Ltd (SEPCO) and its subsidiaries is the ZAR and that of all other subsidiaries is the currency in the country of incorporation. We incur network and other expenses and sell our products/services in various countries outside India. Moreover, we have outstanding foreign currency denominated debt and credit facilities in a few jurisdictions. Hence, we are sensitive to fluctuations in foreign currency exchange rates. Adverse changes in exchange rates may have a material adverse effect on our revenues, other income and cost of services sold, gross margin and net income, and hence may have an impact on our business, operating results and financial condition.

Also we expect that a majority of our transactions, both revenue and a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be in foreign currencies, including the U.S. Dollar, the British Pound, the ZAR, the Euro and the Canadian Dollar, for the foreseeable future. Therefore, we expect to continue to experience foreign exchange losses and gains on transactions denominated in foreign currencies in respect of our foreign currency assets and liabilities due to currency fluctuations in the future as well.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and payables and loans to subsidiaries denominated in foreign currencies. These derivative financial instruments may not be able to offset in full the foreign exchange losses, if any.

Additionally, our hedging activities may also result in losses due to volatility in foreign currency markets and the timing of hedging activity. These fluctuations may have an impact on our business, operating results and financial condition.

The uncertainty in the global financial markets primarily caused by the debt crisis in Europe and the volatility of the U.S. markets continue to have negative repercussions on the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and trickling into 2012, certain adverse financial developments have impacted the European, U.S. and global financial markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, volatility and tightening of liquidity in credit markets and the fear of debt defaults led by Greece. While it is difficult to predict how long these conditions will exist and which markets and businesses of our Company may be affected, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers in the financial sector. Moreover, the potential debt crisis in Europe could adversely impact our business in the region.

The global economy may slow down further and as a result our profitability may be adversely impacted by an increase in bad debts.

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

The development of our business in emerging markets such as South Africa may be a critical factor in determining our future ability to sustain or increase the level of our global revenues. Challenges that arise in relation to the development of the business in emerging markets include, but are not limited to, more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local law/regulation and not being able to recruit sufficient personnel with appropriate skills and experience. The failure to exploit potential opportunities appropriately in emerging markets may have a materially adverse effect on our financial condition and results of operations.

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

We seek acquisitions of complementary businesses, technology licensing arrangements, strategic alliances and collaborations to expand our product portfolio and geographical presence as part of our business strategy. Examples of such recent strategic acquisitions, arrangements, collaborations and alliances include:

•	increase of equity stake in Neotel;

•	launch of a Virtual Proxy managed security service in alliance with Zscaler;

•	strategic sourcing agreement with Videotron to route 100% of Videotron’s international voice traffic through our network;

•	acquisition of British Telecom’s Mosaic business to accelerate our media and entertainment capability;

•

collaboration with BIX, Etisalat, Mobily, Nawras and Qtel to construct, operate and maintain the TGN-Gulf undersea cable system which connects Mumbai with Bahrain, Oman, Qatar, Saudi Arabia and United Arab Emirates;

•	collaboration with Mobily to construct, operate and maintain a branch on the TGN-Eurasia undersea cable system to connect Saudi Arabia with Mumbai and Marseille, France;

•	Telepresence inter-connection agreements with British Telecom and Telefonica to enable inter-carrier Telepresence sessions between each company’s respective customers;

•	collaboration with Safaricom to enable it to offer the first public Telepresence suite in East Africa;

•	collaboration with Starwood Hotels, American Express Travel, Carlson Wagonlit Travel and Sabre to offer public Telepresence room services to corporate customers; and

•	acquisition of BitGravity Inc. with respect to development of CDN technology.

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

In addition, integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as have a negative effect on our reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration of our credit rating, increased borrowing costs and interest expenses.

Our increasing reliance on outsourced personnel to develop and maintain our internal IT infrastructure could, if not properly managed, result in a disruption of critical internal services and, as a result, adversely affect our operations.

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

The Company is engaged in continuous productivity initiatives aimed at making the Company more profitable and its operations more efficient. Failure of one or all of these initiatives or mismanagement could have a material adverse effect on our operations and/or profitability.

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

The amount of goodwill, IRU and other intangible assets on our consolidated balance sheet amounted to approximately 21% of the Company’s total assets as of March 31, 2012. Although no significant impairments are currently anticipated, any future diminution in the enterprise value of the reporting business unit may lead to material impairment charges. We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill is subject to impairment review at least annually. Other long-lived assets are reviewed for impairment at least annually or when there is an indication that impairment may have occurred. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see “Item 5 Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Long-Lived Assets and Valuation of Goodwill” and “Item 18 Financial Statements.”

ITEM 4.	INFORMATION ON THE COMPANY

Tata Communications Limited, formerly known as Videsh Sanchar Nigam Limited (VSNL), is a leading global provider of a new world of communications. With a leadership position in emerging markets, the Company leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 240 countries and territories across 400 points of presence (PoPs), and nearly 1 million square feet of data center and collocation space worldwide. Incorporated in 1986, the Company has quickly become a significant global player in the highly competitive telecommunications industry. Over the past several years, the Company has restructured itself from a pure long distance service provider in India to one of the leading integrated communications solutions providers globally. The Company has transformed itself into a global player through a series of organic as well as inorganic growth strategies, while maintaining its focus on ILD voice services.

Today, the Company is one of the world’s largest providers of ILD voice services and operates the world’s first wholly owned cable network ring around the world. The Company’s customer base includes approximately 1,600 global carriers and service providers, 700 mobile operators, over 49,000 business customer relationships (enterprises and small and medium enterprises (SMEs)), 140,000 broadband and Internet subscribers and 365 Wi-Fi public hotspots. The Company’s global transmission network of over 210,000 route kilometers and its IP core with over 400 PoPs, enables a range of services that include traditional TDM voice, VoIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centers, co-location, managed network, managed services, managed hosting, managed storage, mobile signaling and other IP-related services. The Company’s depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, majority ownership in Neotel, an enterprise telecommunications company in South Africa, and strategic investments in operators in Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

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

History and Development of the Company

The Company was incorporated on March 19, 1986 as a limited liability company under the Indian Companies Act, 1956. On April 1, 1986, the Company assumed control and management of all of the assets, liabilities, employees and operations of the Overseas Communications Service, a department of the Ministry of Communications of the GOI. The Company was wholly owned by the GOI until 1992 at which time the GOI sold 12 million shares it owned in the Company to various financial institutions in India. During 1997 and 1999, the Government also sold some of its equity holdings in the Company through the issuance of global depositary receipts (GDRs).These GDRs were converted into ADRs (also referred to as American Depository Shares or ADS) upon the Company’s listing on the New York Stock Exchange on August 15, 2000.

In February 2002, through a competitive bidding process, the GOI selected Panatone Finvest Ltd., a Tata company, as the strategic partner for the sale and purchase of 25% of the then outstanding voting capital of the Company from the GOI. By virtue of this transaction, the GOI’s holdings in the Company were reduced to 27.97% and the Company ceased to be a GOI enterprise. Other Tata companies have since made open market purchases of the Company’s equity shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2012 was 50.03% and that of the GOI was 26.12%.

On March 31, 2002, the Company’s monopoly in ILD in India terminated pursuant to a notice of early termination issued by the GOI. With effect from April 2002, the GOI began to license new operators to provide international telephone services, who now compete with the Company in India.

In recent years, the Company has made a number of acquisitions. They include:

•

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator, Neotel. The Company, through a wholly owned Singapore subsidiary, VSNL SNOSPV, acquired 43.16% of SEPCO, a company incorporated in South Africa, which in turn owns 51% in Neotel. Neotel launched services on August 31, 2006. In January 2009, the Company, through VSNL SNOPSV, acquired an additional 27% stake directly in Neotel. The Company increased its effective holding in Neotel from 49% to 61.5% with effect from May 2011 and further to 64.10% in March 2012 through VSNL SNOSPV. Consequently, Neotel has become a subsidiary of the Company.

•

In May 2008, the Company, through one of its subsidiaries, Tata Communications (Netherlands) BV (TCNLD) entered into a CDN strategic alliance with BitGravity Inc. (BitGravity) to establish a revenue share arrangement. BitGravity has built a next generation CDN technology for the broadcasting industry and large file download applications, which are optimized to deliver HD-quality video on demand, live broadcasts, gaming downloads and applications for the Internet. The Companyinstalled a CDN platform in Europe,

Asia, India and North America (a total of 17 CDN nodes) which are owned and operated by the Company but equipped with BitGravity CDN technology. In August 2008, TCNLD invested $11.5 million in convertible debt issued by BitGravity. On December 14, 2009, TCNLD acquired equity shares in BitGravity representing an equity interest of 22.86% for consideration of approximately US$ 1.4 million. On September 19, 2010, TCNLD acquired another 22.86% of the outstanding equity shares of BitGravity for approximately US$ 1.4 million. In February 2011, TCNLD bought out substantially all other shareholders in BitGravity for US$ 5.82 million such that TCNLD now holds an equity interest of 99.999% in BitGravity and full management control.

•

On January 16, 2010, the Company, through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Ltd., completed its purchase of the business and assets of the Cosmos business of British Telecommunications PLC (BT Mosaic) for cash consideration of $3.2 million. BT Mosaic offers an on-demand digital media management platform that manages content and workflow from production to distribution across collaborative market ecosystems, and provides equipment and professional services exclusively relating to these services.

During fiscal 2008, the Company changed its name from VSNL to Tata Communications Limited. In fiscal 2008, the Company also signed a Brand Equity and Business Promotion Agreement (the BEBP Agreement) with Tata Sons Limited, the owners of the intellectual property rights for the brand and corporate name “Tata”. On February 13, 2008, the Company launched its new identity and brand name worldwide, integrating the former VSNL, VSNL International, Teleglobe and CIPRIS brands. In February 2010, 33 subsidiaries of the Company also entered into the BEBP Agreement with Tata Sons Limited. The Company and its various wholly-owned subsidiaries worldwide operate under the single unified brand name of “Tata Communications”.

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

In the coming years, the Company will continue to focus on its strategy of providing communication solutions and IT infrastructure services to service providers and enterprise customers, in India and globally, with a focus on developing differentiated capabilities in emerging new markets. It is expected that the demand for the Company’s services will remain strong, but will continue to face increased competition and pressure on pricing and margins. The Company will have to manage a two-pronged strategy of driving revenue growth from new markets and services, while continuing to improve the cost structure of its operations. It is expected that the Company will show improving financial performance, based on the strength of demand for communication services in our globally connected world and based on the ability to leverage the investments made over the past several years.

Adapting Business Model to a Changing Environment

The ILD voice industry is in a major transition as voice traffic is shifting from traditional carriers (i.e., fixed-line operators) to emerging mobile, over-the-top players (OTTs) and cable operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session. As the industry continues to consolidate, ILD voice traffic is expected to grow with a renewed focus on customer support and quality of service. The Company is therefore focused on developing solutions and technology to cater to new age communication requirements with continued automation of much of its transactional systems and processes to better support the wholesale business, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the coming years (mobile, OTTs, cable operators).

In June 2009, the Company through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Ltd., entered into a major global voice strategic agreement with British Telecom Plc. (BT). The five-year agreement allows the Company and BT to mutually benefit from shared resources as part of a global supply arrangement. In fiscal 2011, the Company signed a number of other strategic sourcing agreements with various operators such as Videotron, a cable operator and broadband service provider in Canada. Under this agreement, Videotron will route 100% of its international voice traffic through the Company’s network and Videotron will continue to be one of the Company’s key suppliers of telecommunication services in Canada. Subsequently, Company has signed several solution customers across various geographic locations.

In May 2011, Singapore’s Economic Development Board granted Official International Headquarter status to the Company’s TCIPL subsidiary in Singapore. In May 2011, the Company reinforced its commitment to the emerging markets by becoming a 61.5% shareholder in Neotel, South Africa’s second network operator. In February 2012, the Company through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Ltd., signed a multi-year technology service and marketing agreement with Formula One Management. Under the agreement, the company will deliver connectivity to all 20 Formula 1™ race locations over its global network. It will also provide hosting and content delivery services to www.Formula1.com.

Continuing Leadership in India

Currently, the Company has leading market shares in voice and data transmission in India. In ILD voice, the Company commands approximately 24% market share in the ILD inbound business. In enterprise data services, the Company is a market leader with over 22.5% of the market and has won the Enterprise Data Service Provider of the Year award from a leading telecom and technology research firm.

The Company is now specifically addressing the needs of the SME segment in India with solutions that give access agnostic Internet services along with a variety of Internet enabled content applications and managed services.

Differentiated Enterprise Offerings

The Company intends to strengthen its position in network services and continuously develops and introduces new products and services catering to the needs of corporate customers, such as corporate Internet telephony, bandwidth-on-demand and hosted contact centers. Additionally, the Company offers new services, such as Telepresence virtual meeting rooms, content delivery networks, cloud computing or Infrastructure as a Service (IaaS), managed hosting and storage, managed messaging, managed security and other managed products and services.

Growth in Managed Services

The Company has introduced a number of managed services as part of its offerings to enterprise customers on a global basis. Revenue from managed services has grown 26% in fiscal 2012 as against fiscal 2011. These services include:

•	IT Infrastructure Services

•	Colocation Services

•	Managed Hosting Services

•	Managed Storage Services

•	Infrastructure as a Service

•	Security Services

•	CPE-Based Services

•	Cloud-Based Services

•	Professional Services

•	Application Services

•	Collaboration Services

•	Conferencing and Messaging Services

•	Telepresence

•	Hosted Contact Center Services

Infrastructure

The Company’s network is truly global, extending from developed markets to the world’s fastest growing emerging economies. During fiscal 2012, the Company continued investment into its global infrastructure with the launch of its Tata Global Network-Gulf (TGN-Gulf) subsea cable system connecting the Gulf to Mumbai, India. It was closely followed by the completion of the world’s first round-the-world fiber optic cable network with the official launch of its Tata Global Network—Eurasia (TGN-Eurasia) cable. The complete cable ring connects Europe to India, through Egypt, bringing increased capacity, resilience and enhanced communications links to not only the Middle East, but onward to the rest of the world via the Tata Global Network (TGN). The Company also enhanced bandwidth and flexibility to carriers and enterprises around the world with the deployment of 40G coherent optical technology on its Tata Global Network-Atlantic (TGN-Atlantic) cable linking New York to London. These new development of expansions and upgrades to the TGN makes Tata Communications the only provider to offer a truly global network through its world-wide cable network. The cable network boasts significant depth in key emerging markets, including China, India, South Africa and the Gulf region and currently covers nearly 20% of the world’s Internet routes, reaching over 240 countries and territories.

Products and services

In September 2011, the Company became one of the few global carriers to extend its Global IP / VPN service offerings into Pakistan, which resulted in Tata Communications becoming one of the largest global Ethernet providers in the world. In the same month, the

Company launched its network-agnostic Distributed Denial of Service (DDoS) protection, globally. Delivered over a cloud-based infrastructure, DDoS Detection and Mitigation services are available to any enterprise that depends on its Internet availability to serve customers, suppliers, partners and other stake-holders regardless of which service provider supplies it with Internet connectivity.

In December 2011, Tata Communications launched its IPX+ mobile broadband enablement framework which is designed to help capitalize on technology innovations in the mobile broadband space via better inter-provider mobile service delivery and management. Mobile operators have signed up for the new network and have consolidated access to mobile data roaming and transport options. Looking forward, the IPX+ framework will also include Long term Evolution (LTE) Roaming, Voice over LTE (VoLTE), and application enablement solutions for real-time rich media applications. LTE roaming trials are currently underway with multiple service providers.

In January 2012, the Company, together with nine global service providers, announced the launch of the Global Meeting Alliance™, an open ecosystem of leading telecom providers that have aligned to interconnect their respective business video communities. The launch represents one of the largest functioning global collaborations between service providers in business video services.

Strategic overseas expansion, greenfield ventures and acquisitions

The Company believes that its leading Indian market position, growing service offerings and deployment of leading-edge technologies together give it competitive advantages in emerging and underserved markets. With our global legacy-free infrastructure and on-the-ground presence in key markets, the Company aims to leverage its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and SMEs.

The following is a breakdown of the Company’s revenues by geography:

	March 31,
For the fiscal years ended:	2010	2011	2012
	(In millions)
India	28,847	30,813	34,744	US$	683
United States of America	19,159	17,893	19,435		382
United Kingdom	11,637	13,167	15,100		297
South Africa	1,282	1,609	14,643		288
Canada	4,274	5,849	5,567		109
Rest of the world	40,881	44,509	50,396		990

Total	106,080	113,840	139,885	US$	2,749

Africa

In 2008, the Company entered the South African market as a strategic partner to Neotel. In January 2009, the Company through VSNL SNOSPV acquired an additional 27% stake directly in Neotel. The Company increased its effective holding in Neotel from 49% to 61.5% with effect from May 2011 and further to 64.10% in March. Consequently, Neotel has become a subsidiary of the Company. The Company also holds Indefeasible Rights of Use (IRUs) capacity on the privately owned SEA (South & East Africa)cable system (SEACOM), which has landing sites in South Africa, Mozambique, Tanzania and Kenya in Africa, in Mumbai, India, and in Marseille, France. The Company, through its wholly owned subsidiary Tata Communications Transformation Services Limited, also manages the network administration, operations and maintenance functions of this SEACOM cable system. The Company is also actively pursuing joint provisioning agreements in key African countries. In September 2009, the Company announced a joint provisioning agreement with AccessKenya to enable the launch of a Tier 1 Internet Point of Presence in Kenya. Similarly in May 2010, the Company announced a joint provisioning agreement with Infinity Africa to expand further into East Africa and thus reinforce its commitment to emerging markets. It has also announced joint provisioning agreements in Morocco (with INWI), Kenya (with KDN), Nigeria (with Netcom Nigeria) and Ghana (with Vodafone Ghana) to extend MPLS and Ethernet services to these countries. In January 2011, the Company in collaboration with Safaricom, a leading provider of converged communications solutions, enabled the launch of East Africa’s first public Telepresence suite at the Serena Hotels in Kenya and Uganda. International connectivity and management of the Telepresence rooms will be led by Tata Communications, linking Kenya and Uganda to public and private rooms throughout the Company’s network and other collaborative partner networks. The public room network spans 41 locations across five continents.

Asia

On August 18, 2009, the Company announced the completed installation, testing and commissioning of the TGN-Intra Asia (TGN-IA) Cable System, a 6700 kilometer undersea cable system connecting Singapore, Hong Kong, Tokyo, Vietnam and the Philippines. The Company also has network and commercial network alliances with carriers in Thailand, Nepal, the Philippines, South Korea, Vietnam, Singapore, Indonesia and Malaysia. In September 2010, the Company opened its TCX data center in Singapore with 66,000 square feet of data center to provide increased capacity for both domestic and international firms. In March 2011, the Company launched its IaaS offering—InstaComputeTM in Singapore, covering neighboring countries: Malaysia, Hong Kong, Thailand, Indonesia, Vietnam and the Philippines. InstaComputeTM will bring scalable cloud computing services to the region’s large and medium enterprises, the gaming industry, as well as global businesses with an Asia Pacific customer base. Singapore’s Economic Development Board granted official International Headquarter Status to the Company’s TCIPL subsidiary in Singapore. The Company plans to increase its local Singapore workforce by 60% and invest SGD $110 million per year over the next four years to focus on innovation and supporting its customers and the Singapore market. In April 2011, the Company inaugurated its second international gateway in Sri Lanka. Strengthening its seven year presence in the country, the new facility will further strengthen the reliability and stability of the Company’s services to operators and enterprise customers. In March 2012, the Company launched the TGN-Eurasia system, connecting Europe, India, the Gulf and the Middle East with the rest of the world. This cable system completes the Company’s wholly owned round-the-world fiber optic cable network ring. Over the past four years, the Company has also extended its MPLS and Ethernet networks to South Korea (in collaboration with Samsung Networks), Taiwan and the Philippines (in collaboration with PLDT), Vietnam (in collaboration with EVN), Thailand (in collaboration with True Internet), Malaysia (in collaboration with VADS), Indonesia (in collaboration with Indosat and XL.Com), Bangladesh (in collaboration with ADSNL), and New Zealand.

Middle East and North Africa

In the Middle East, the Company is a major investor in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) and South East Asia-Middle East-Western Europe 4 (SEA-ME-WE 4) cable systems that serve the region and the landing party for those systems in India. As part of its expansion in the Middle East, the Company completed construction of the TGN-Gulf and TGN-Eurasia cable systems in collaboration with several major telecommunications operators in the Middle East. These cable systems connect the Middle East to both India and Europe. Furthermore, the Company has expanded its reach into the Middle East and North African enterprise market with strategic alliances for network and managed services. The TGN-Gulf subsea cable system that will act as a gateway to the TGN network connecting the region with high speed bandwidth. In collaboration with Nawras of Oman, Etisalat of UAE, Qtel of Qatar, Bahrain Internet Exchange of Bahrain, and Mobily of Saudi Arabia, the TGN cable system is the first TGN cable to serve the Gulf region and will offer network access to UAE, Oman, Qatar, Bahrain and Saudi Arabia, providing carriers and businesses with a direct route into the emerging markets of the Gulf region.

On March 2, 2009, the Company announced that it will begin offering enterprise network services in the United Arab Emirates (UAE) through a joint provisioning agreement with Etisalat to extend its reach by offering Layer-2 Global Ethernet services into and out of the UAE. Furthermore, on June 8, 2009, the Company announced a strategic alliance with Qtel that will strengthen both companies’ network reach in the region and internationally, and late in 2009 the Company added connectivity to Saudi Arabia in alliance with Mobily. The Company also has other commercial network joint provisioning agreements in Pakistan, Bahrain, Kuwait, Oman, Saudi Arabia, Egypt, Morocco and Turkey for the provision of telecommunication services. In March 2011, the Company introduced the True MidEast plan for its trueroots® customers across the US, UK and Canada. With the True MidEast plan, customers can now call Saudi Arabia, UAE, Kuwait, Bahrain, Qatar, and Oman at competitive rates, using local access numbers.

Achieving synergies with other Tata companies

Achieving synergies with other Tata companies enables the Company to access the former’s existing customer bases and have the opportunity to share infrastructure costs. Accordingly, the Company has and continues to identify synergies and potential opportunities with other Tata companies. In particular, the Company has collaborated with Tata Consultancy Services (TCS), a leading IT services company, on several occasions to jointly provide TCS customers a broad range of end-to-end IT and telecom solutions.

Implementation of the Enterprise-wide Risk Management (ERM) Framework

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

Discussion on Climate Change

It is now generally accepted that the use of fossil energy sources and the related greenhouse gas (GHG) emissions lead to an increase of carbon dioxide (CO2) in the atmosphere and related adverse effects on the global climate. The Company’s commitment to environmental sustainability draws from the rich heritage of the Tata group and its involvement and concern for the environment and society, embodied in the Tata Code of Conduct. The Company’s environmental impacts result from our business operations globally and the products and solutions that we provide to our customers. To that end, Tata Communications has initiatives and programs that reduce the energy waste in our data centers and facilities through operational practices, use of energy efficient systems and use of renewable /alternative energy, such as wind power to reduce the carbon footprint from use of energy in our facilities. Tata Communications offers products like Telepresence that reduce business travel and therefore help our customers to improve their environmental performance towards their sustainability objectives.

We have also established a Health, Safety and Environment (HSE) Council to review the health, safety and environmental issues in our workplace. HSE performance data will be collected, validated and consolidated using a uniform tool. HSE auditing is an integral part of the corporate control process, assuring the Company of adequate systems to ensure legal compliance, consistent HSE standards, and suitable and effective measures for maintaining a high level of health, safety and environmental protection.

The HSE Council is governed by two committees—the Steering Committee and the Coordination Committee. The Steering Committee fulfills the advisory function on matters such as corporate HSE policy, strategy, guidelines and audit programs, while the Coordination Committee coordinates implementation of corporate HSE guidelines, audit programs, training, statutory requirements and program improvements.

Principal Activities

The Company is a leading global communications company offering a broad range of integrated communications services in the following three segments: GVS, GDMS and South Africa Operations.

Set out below is a break-down of the Company’s revenues by segment:

	For the fiscal years ended March 31,
	2010	2011	2012	2012
	(In millions)
GVS	61,436	65,516	68,241	US$	1,341
GDMS	44,644	48,324	56,677	US$	1,114
South Africa Operations	—	—	14,967	US$	294

Total	106,080	113,840	139,885	US$	2,749

Global Voice Solutions

The Company derives a substantial portion of its revenue from GVS which it provides primarily to telecommunications carriers for the delivery of international calls to over 240 countries and territories.

The Company is one of the leading global voice solutions providers in the world, with an estimated 18 % global market share of ILD voice traffic. It fully owns and operates one of the largest international voice networks with coverage in more than 240 countries and territories. It maintains direct and bilateral relationships with leading international voice telecommunication providers. Transporting more than 46.7 billion minutes annually of ILD and more than 8.5 billion minutes of NLD, the Company has a wide range of customers that can be divided into three main categories: mobile, broadband and carriers. In addition, the Company is the worldwide leader in international access voice services (toll-free, home country direct (HCD) and local number services) as well as a leading provider for other value-added services worldwide, such as ISDN, mobile video telephony, audiotext, operator, managed calling cards solutions, voice peering and voice over IPX (IP eXchange) services.

The Company’s portfolio of global voice solutions is comprised of the following:

•

Voice Termination Services (VTS). The Company provides VTS through its global next generation network (NGN), carrying ILD traffic to 240 countries and territories around the world. VTS Prime, VTS Preferred and VTS are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for mobile, retail and broadband services where the highest ratio of voice quality and additional features is required. The Company also offers Managed Termination and Inbound Aggregation Services.

•

ILD Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries around the world. ITFS offers coverage from over 100 countries, UIFN from 45 countries, Local Number Services from 40 countries and HCD from over 110 countries.

•	Universal International Free Phone Service (UIFN). The Company provides UIFN, also known as a “Universal 800” or “Global 800” number in over 45 participating countries.

•

Managed Calling Cards Solution. The Company offers a managed calling cards solution, which enables carriers to have a private-label prepaid calling service with products and rate plans customized to their markets.

•

Audiotext. The Company provides audiotext service which transports traffic to destination numbers promoted by content providers in various countries for voice, data and/or online information services, which may be accessed via the international public telephone network.

•

ISDN. The Company offers ISDN services which provide a high-quality, high-speed, clear channel data solution that delivers data connectivity to over 120 countries and is ideal for video conferencing applications.

•

Mobile Video Telephony. The Company provides mobile video telephony, which enables high quality real time audio-visual communication between mobile subscribers on 3G handsets. As a pioneer in the delivery of Mobile Video Telephony over IP, the Company guarantees end-to-end transport of the User Field Information on its international TDM and IP network.

•	Operator. The Company provides Operator services which allows end-users to originate operator-assisted calls (collect and sent paid) to and from Canada.

•	NLD in India. The Company has a national network of approximately 41,000 route kilometers for provision of national long distance services in India.

Global Data and Managed Services (GDMS)

The Company is one of the world’s largest providers of data services, primarily focusing on international and national private leased circuit enterprise networking (private IP and WAN Ethernet) services and IP transit services. The Company supplies some of the world’s largest international telecommunications providers with transmission backbone services across the Atlantic, the Pacific, Middle East, Africa, Intra-Asia and into and out of India. As a Tier 1 ISP, the Company operates one of the largest IP networks in the world with PoPs around the globe. The Company offers a full range of customized managed and connectivity solutions to cater to the business needs of the top global multinational corporations across the world. In addition to international and national private leased circuits, the Company offers virtual private networks and associated managed services, Ethernet services, Internet access, managed hosting, cloud-based services and Internet telephony. The Company also provides other value-added offerings such as collaboration and conferencing services, managed security services, and other professional services.

Enterprise Data Business

The Company offers customized, end-to-end voice and data solutions as well as managed services to enterprise customers worldwide, including:

•

International Private Leased Circuits (IPLCs). The Company provides international dedicated connectivity for customers who need reliable, 24-hour communications from a fixed point in one country to a fixed point in another. These services are provided using the Company’s international gateways, earth stations and cable stations.

•

National Private Leased Circuits (NPLCs). The Company provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across a particular country, such as India. The Company has set up a countrywide optical fiber cable backbone, which connects national long distance PoPs on a high capacity network.

•	Internet Leased Line Circuits. The Company provides Internet leased lines, a high speed, flexible bandwidth solutions that provides constant Internet access.

•

Dedicated Internet Access Services. The Company provides Internet access service with a dedicated Internet connection. The service provides a flexible bandwidth solution with constant Internet access speed.

•

Frame Relay Services. The Company provides frame relay services, a data transmission technique used to send digital information, such as voice, data, local area network, and wide area network traffic quickly and cost-efficiently to many destinations from one port.

•

Data Center Infrastructure and Application Services. The Company provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in the Company’s data centers across India and the world while connecting to the Company’s global network backbone. The Company operates more than one million square feet of space in data centers and collocation facilities across three continents. The Company has also introduced its IaaS offering which provides secure and elastic, on-demand computing and storage resources to businesses over the network as and when they need them. InstaComputeTM allows organizations to manage their business in line with growing and fluctuating market demands and rapidly evolving technology.

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. The Company operates 118 PoPs to deliver the service across various locations within India. The Company also offers international VPN services across 70 countries and through VNO (managed IPSec connections using third party ISPs) to extend coverage to over 205 countries.

•

Global and Pan-India Ethernet Service. The Company offers metro, national and global Ethernet services across 52 countries. The MEF certified Ethernet services are offered on SDH/SONET, MPLS and our state-of-the-art Next Generation Ethernet platform which operates using the PBB transport protocol.

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

•

IPLC Service. The Company offers IPLC service, which is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls between India and foreign destinations and is primarily suited for large customers such as call centers.

•	MVoIP and IPVoice Connect. To meet the growing ILD calling requirements of enterprise customers, the Company offers VoIP solutions over its Internet and global VPN networks.

•

Business Messaging and Collaboration. The Company provides hosted Microsoft Exchange messaging with security, archiving/storage, and associated collaboration applications. The service is offered as both “Ready Access Business Messaging” as an off-the-shelf software-as-a-service and as “Adaptive Business Messaging” as bespoke customer-dedicated implementations. The Company in collaboration with Google also launched its InstaAppsTM offering which brings global Internet-based collaboration and office tools to companies. This offering includes email and calendar, instant messaging, voice and video chat, as well as office document applications which are accessible to businesses when and where they need them.

•	Business Audio and Web Conferencing. The Company provides global audio and web conferencing services to facilitate communications among globally dispersed teams and audiences.

•

Managed Security Services. Listed in the Gartner Magic Quadrant for MSSPs, the Company is a Tier 1 provider of managed security services that enable the customer to achieve information security compliance and business continuity in the face of continuously evolving security threats. In addition to being SAS-70 Type I and II and ISO-27001 certified, the Company has achieved worldwide Cisco® Managed Services Channel Partner status and Cisco® Powered designations for its managed Firewall, Managed IDS/IPS, Managed Internet and Managed MPLS VPN Services.

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of worldwide virtual meeting room services offering managed Telepresence services for private Telepresence networks and also has a complementary global network of Telepresence public rooms with 41 currently active public rooms across the world on the Company network and alliance partner networks. The Company’s Telepresence exchange service is the first in the world enabling business-to-business Telepresence collaboration to businesses globally, enabling a broader ecosystem of connected rooms for enterprises and their partners. The Company has extended service to 659 connected rooms.

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

•

Global Video Network—Video Connect. The Company launched the world’s leading dedicated global video network called Video Connect, designed to help broadcasters, studios and production houses deliver video content flexibly and cost effectively to media hotspots worldwide. It also enables permanent availability of bandwidth and seamless transmission of video at constant bit rates ensuring round the clock system availability along with analytics to provide reports on video quality.

•

In addition to large enterprises, the Company offers a number of services to SMEs, such as Internet telephony, Internet leased line circuits, content services, broadband through Ethernet and DSL services, net access using Wi-Fi, and enhanced integrated dial-up Internet service combining Internet access, net telephony and value-added services via its Gateway Internet Access Service.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global PoPs over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national PoPs on a high-capacity network. These services are sold as leases or as standard 15-year IRUs. The Company’s global network, known as the Tata Global Network, is comprised of one of the most advanced and largest submarine cable networks in the world and connects over 240 countries and territories with more than 210,000 kilometers of terrestrial and submarine optic fibers. The Company builds and operates its own global ring of cable systems and is part of 80 other consortiums and private cable systems.

•

IP Transit Service. The Company is a Tier 1 ISP and has a global IP backbone with communication nodes located throughout the world. The Company has over 235 IP Transit PoPs strategically located in 29 countries.

•	Local and International Internet Access Service. The Company provides connectivity to customers from virtually any country to one of our Internet nodes on the Company’s global Internet backbone.

•

Managed Node Service. The IP transit service option is designed to enable customers to physically locate nodes in the Company’s facilities while still being an integral part of such customer’s network.

•	White Label Enterprise Service. The Company sells managed network services, such as global VPN and Ethernet, as well as global managed services, such as Telepresence and managed security services.

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

Mobility Services

The Company’s mobility services are tailored to the specific needs of the mobile network operators, providing them with the ability to seamlessly interconnect to other mobile networks as well as to leverage the Company’s suite of innovative roaming and messaging offerings in application service provider mode. The Company’s mobility services include:

•

Wireless Global Roaming. The Company offers a Wireless Global Roaming Service (WGR) to mobile network operators. It allows for the interconnection of signaling between different operating standards, such as the American National Standards Institute (ANSI) and International Telecommunications Union-Technical (ITU-T). It is predominantly used for international roaming of subscribers between networks using either GSM or iDEN™ technologies.

•

SCCP Service. SCCP is an inter-carrier signaling transport service, which relies on global titles of layer 3 of the SS7 protocol layer to route SS7 traffic. Our SCCP service is designed for GSM and ESMR/iDEN™ mobile operators who wish to use our signaling network to interconnect to other mobile networks to allow roaming and SMS delivery. The Company also offers cross-standard SMS termination which provides, among other services, ITU-T based mobile operators with the necessary translation of GSM SMS messages and its delivery to most North American Code Division Multiple Access, or CDMA operators.

•	Managed Roaming Service (Steering of Roaming). The Company offers Managed Roaming service which enables Operators to steer their outbound roaming subscribers to preferred networks.

•

Intelligent CAMEL eXchange (ICX). The Company offers ICX which provides a single point of connectivity for an extensive CAMEL footprint, while allowing Mobile Network Operators (MNO) to maintain bilateral roaming agreements. Offered as a managed service, ICX is an end-to-end service, which scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners.

•

SMS Hub Enablement. The Company provides SHE service which offers a unique method of intelligent SMS routing, allowing greater flexibility and control over co-existing bilateral and hub-based SMS-terminated traffic.

•

Signaling Monitoring, Alarming and Reporting Tool. The Company provides SS7 SMART service which allows mobile operators to monitor the signaling traffic they exchange with carriers worldwide in order to monitor and block potential fraud and unsolicited use of their network. SS7 SMART embedded reporting tools also allow operators to generate traffic reports for the purposes of billing and reconciliation of their SMS interconnection agreements.

•

GRX (GPRS eXchange). The Company offers a service which allows mobile operators to exchange SMS and MMS messaging protocols among themselves, facilitating wider data roaming capabilities for their subscribers.

•

IPX. The Company provides IPX which provides multiple services from the list above across a single IP MPLS connection, providing the mobile operator with seamless, integrated access to multiple services and a large number of other operators.

South Africa Operations

South Africa Operations are carried out by the Company’s subsidiary Neotel, which offers wholesale international voice, and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa. Neotel operates South Africa’s first next generation network and the country’s first CDMA network and had approximately 2400 business customers and 100,000 retail customers. Neotel’s portfolio is comprised of the following products:

•

Voice Termination Services. VTS Prime, VTS and VTS Economy are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for Mobile, Retail and Broadband services where the highest ratio of voice quality and additional features is required. Neotel also offers Managed Termination & Inbound Aggregation Services.

•

ILD Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). Neotel’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries.

•	Managed Calling Cards Solution. This service enables carriers to have a private label prepaid calling service with products and rate plans customized to their markets.

•

Audiotext. This service provides transport traffic to destination numbers promoted by content providers in various countries for voice, data and/or online information services which may be accessed via the international public telephone network.

•	ISDN. Neotel provides Prime Rate Interface services for voice only.

•	NLD in South Africa. Neotel has a national network of about 5,000 kilometers for national long distance NLD services in South Africa.

•

NeoLink Global Time Division Multiple (TDM). Neotel provides international dedicated, point-to-point connectivity for customers who need reliable and secure connectivity solutions between South Africa and Major international cities—NeoLink with TDM Handoff.

•

National Private Leased Circuits (NPLCs). Neotel provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across South Africa.

•

Internet Leased Line Circuits. In order to connect customers to the Internet via Neotel’s PoP in Johannesburg, South Africa, Neotel provides a high speed, flexible bandwidth solutions that provide constant Internet access.

•

Dedicated Internet Access Services. Neotel provides Internet access service with a dedicated Internet connection. The service provides a flexible bandwidth solution with constant Internet access speed.

•

Data Center Infrastructure and Application Services. Neotel provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in Neotel’s data centers across South Africa.

•

NeoVPN—VPN (Virtual Private Network) Services. Neotel offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. Neotel also offers international VPN services across many countries—NeoVPN Global.

•	Ethernet Service. Neotel offers metro and national Ethernet services. Metro Ethernet services are delivered over NeoMetro or NeoLink with Ethernet Handoff.

•

Television Uplinking. Neotel provides television uplinking facilities on a 24 x 7 basis to various broadcasters. Neotel also provides international and domestic relay of television programs and news services via satellite and fiber on a contractual basis as well as on an on-demand basis to various media customers.

•

Transponder Lease Services. Neotel provides transponder capacity to media broadcasters and government institutions in South Africa. Neotel’s Very Small Aperture Terminal (VSAT) service is point to point / multipoint connectivity via satellite, which enables connectivity to remote sites within and outside South Africa.

•

IPLC Service. This service is an uncompressed TDM voice solution for customers making bulk inbound / outbound calls between South Africa and foreign destinations, and is primarily suited for large customers such as call centers.

•	MVoIP and IPVoice Connect. To meet the growing international long distance calling requirements of enterprise customers, Neotel offers VoIP solutions over its Internet and VPN networks.

•

Business Messaging and Collaboration. Neotel provides hosted Microsoft Exchange messaging with security, archiving/storage, and associated collaboration applications. The service is offered as both “Ready Access Business Messaging” as an off-the-shelf software-as-a-service as “Adaptive Business Messaging” and as bespoke customer-dedicated implementations.

•

Business Audio and Web Conferencing. Neotel provides global audio and web conferencing services through its NeoConference solution that facilitates communications among globally dispersed teams and audiences.

•

Managed Security Services. Neotel is a provider of managed security services that enable the customer to achieve information security compliance and business continuity in the face of continuously evolving security threats. Neotel’s Web guard solution provides security for Internet access for any device, and Managed Unified Threat Management (UTM) solutions provide managed firewall and unified threat management services with features that can be customized to customer requirements.

•

White Label Enterprise Service. Neotel sells managed network services, such as Global VPN and Ethernet, as well as global managed CPE (Customer Premises Equipment) services, including Telepresence and managed security services.

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

Revenue Sharing Arrangements in India

Although the Company provides international gateway access out of and into India, in accordance with Indian regulation, an ILD operator is not allowed to access an ‘end user’ directly for voice calls. Therefore all voice calls that either originate or terminate in India must pass through the domestic networks of access providers (i.e., mobile and landline network operators). The Company has entered into interconnection agreements with BSNL, MTNL, and other fixed-line and cellular operators in India.

The commercial terms of the Company’s agreements are based on the IUC announced by the TRAI from time to time. The Company is required to pay termination charges of  0.40 per minute for international incoming traffic to India. The rates for outgoing international traffic are not regulated and are determined between the parties.

License Fees and Tariffs

ILD and NLD Licenses

Under the Company’s ILD and NLD licenses, a license fee is payable annually in an amount equal to 6% of the adjusted gross revenues from the Company’s ILD and NLD services.

In fiscal 2005, the Company filed a dispute with DoT because DoT was including certain income (e.g., investment and interest income, income from the sale of property, plant and equipment, foreign exchange gains and other non-operating income) and excluding certain deductible expenses (e.g., bandwidth and other network related costs) while calculating adjusted gross revenues for purposes of the license fees. DoT refused to consider the Company’s arguments.

In fiscal 2005, the Company also filed a petition with the Telecom Disputes Settlement and Appellate Tribunal (TDSAT) to obtain TDSAT’s clarification on whether or not the basis of DoT’s determination of license fees payable by the Company was appropriate. In August 2007, the TDSAT concluded that license fees were not payable on certain income, such as income from investments, sales of immovable property, plant and equipment, foreign exchange gains and other non-operating income. Additionally, the TDSAT concluded that bandwidth and other similar network costs incurred should not be deducted from revenues in computing license fees.

The Company challenged the TDSAT conclusion in the Supreme Court of India, the outcome of which is currently pending. The Company, on the basis of external legal advice, expects the Supreme Court of India to overturn the TDSAT conclusion and permit deduction of bandwidth and other similar network costs from revenues retrospectively from fiscal 2003 in order to compute license fees.

In January 2008, DoT issued an additional license fee demand for fiscals 2003, 2004 and 2005 of  2,950 million for (a) additional payment of license fees (computed on the basis of the TDSAT conclusion) of  829 million, (b) compounded interest of  912 million on unpaid license fees, (c) a penalty of  772 million and interest on the penalty of  386 million (together referred to as “penalty”) totaling  1,158 million (all of (a)-(c) aggregating  2,899 million), and (d) an excess claim of  51 million by DoT which has since been adjusted against the demands in subsequent years.

In January 2008, the Company made payment of  2,950 million, which the Company recorded as license fees paid under protest. The additional license fees and interest totaling  1,741 million demanded by DoT have been accrued as liabilities by recognizing an expense. The accrued liability of  1,741 million has not been offset against the payment of  2,950 million pending outcome of the Company’s challenge against the TDSAT conclusion in the Supreme Court of India, as the Company believes that its challenge is more likely to be successful in the Supreme Court of India and deduction of bandwidth and other network-related costs will be permitted for the purpose of computing license fees.

The Company has not recorded an expense and liability in respect of DoT’s claim for a penalty and interest on the penalty totaling  1,158 million as the Company believes that DoT’s claim will not be sustained. In accordance with the license agreement, a penalty and any interest on a penalty is payable to DoT only if the shortfall in license fees paid in any fiscal year is more than 10% of the license fees payable. DoT terminated the Company’s exclusive right to provide ILD service in fiscal 2002 and granted a compensation of  793 million (as certified by the GOI’s auditors) to the Company (the compensation was paid by DoT in April 2008). In accordance with the license agreement, the compensation receivable from DoT should have been offset against the license fees, as the agreement permits the deduction of any amounts due to the Company from DoT from any amounts payable by the Company to DoT. The penalty was computed by DoT without offsetting the compensation of  793 million (US$ 15.58 million). Had DoT offset the compensation due to the Company against the additional license fees claimed from the Company, consequent to the TDSAT’s conclusion, the license fees paid would have been short by less than 10% of the license fees payable in respect of those fiscal years.

The Company had also challenged the legality of the penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and ruled in favor of the Company striking the penalty provisions in the license agreement. Consequently,  1,158 million became refundable by DoT. The Company filed a petition in TDSAT seeking it to direct DoT to refund the penalty amounting to  1,158 million, along with interest thereon amounting to  940 million. The TDSAT accepted the Company’s contention and accordingly, on July 13, 2011, ordered DoT to refund the penalty of  1,158 million along with interest thereon of  940 million. DoT has disputed the order of TDSAT and has filed an appeal against the order in the Supreme Court. However, the Supreme Court did not grant a stay against the TDSAT order.

Further the Company filed an execution-application in TDSAT for their order dated July 13, 2011 for refund of 1,158 million along with interest. In response to execution application, TDSAT in its order dated May 9, 2012, directed DoT to refund the amount within seven days’ time along with 9% interest from August 2011 till the date the date of payment. Accordingly, DoT has implemented the TDSAT order dated May 9, 2012 and refunded 1,969 million along with interest on June 7, 2012 to the Company. Out of the said refund, 1,158 million is the penalty and interest on penalty (paid by company to DoT in January 2008) and  811 million is the interest up to June 7, 2012.

In addition to refund stated in above paragraph, DoT refunded the excess interest paid by the Company of  273 million levied on completion of assessment for financial year 2004-05 along with interest of  22 million till June 7, 2012 to the Company.

In fiscal 2010, DoT completed its assessment for fiscal 2006 and raised a demand of  1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest is not applicable on a shortfall of a license fee; c) a deduction in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Therefore, the Company’s liability was reduced to  46 million (including interest) up to July 2012.

DoT has filed an appeal in the Supreme Court against the above mentioned judgment of TDSAT dated August 19, 2010 and the same has been tagged with other similar appeals pending for the previous years.

License fees under the ISP with Internet Telephony (Restricted) License

The Company pays an annual license fee to DoT under its ISP with Internet Telephony (restricted) license in an amount of 6% of AGR. AGR has been defined as gross revenue including certain revenues and excluding certain charges. The Company paid license fees of approximately  80 million for fiscals 2010, 2011 and 2012, representing 6% of AGR, excluding income from non-licensed and financial activities, consistent with the Company’s position that it should be permitted to exclude non-ISP related revenue. The Company, however, has made a provision of approximately  80 million in the event DoT and TDSAT decide against the Company’s position.

Tariffs for IPLC (Half Circuits)

In 2006, TRAI fixed ceilings on tariffs in respect of E-1 (2 MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at  1.3 million,  10.4 million and  29.9 million per annum, respectively. Subsequently, DoT permitted the resale of IPLC services, although it is not clear if any resellers have begun operations. Further, in June 2007, the TRAI directed owners of cable landing stations to allow eligible Indian international telecommunication entities to access international submarine cable capacity on any submarine cable system. This resulted in full capacity landing by eligible Indian international telecommunication entities, which may also result in a reduction in prices of IPLC services.

Domestic Leased Circuit Tariffs

In 2005, TRAI fixed ceilings on tariffs in respect of E-1 (2MBPS line), DS-3 (45 MBPS) and STM-1 (155 MBPS) capacities at  0.85 million,  6.16 million and  16.5 million per annum, respectively.

Sales and Marketing

Global Voice Solutions

The Company’s GVS business unit is focused on international and India long distance voice solutions, which are provided to mobile operators, OTTs, cable companies and carrier customers. The GVS sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with local/regional service provider customers in order for them to sell voice solutions to their end users. The GVS sales team is also responsible for securing supply capacity in support of voice termination services around the world. The team is comprised of a global organization, maintaining a local presence in key markets around the globe. The GVS product and business strategy team is engaged in new product development as well as managing existing product operations to meet customer and market requirements.

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

In India, the Enterprise business unit is structured to service differentiated segments via different pan-India sales groups. Large corporate and government customers are addressed by a direct sales team. In order to improve the focus on our target segments, in fiscal 2012, we moved our indirect and channel partner business which mainly served medium enterprises to our existing SME unit. This will help the Company serve clear sections of the market and benefit from combined synergies.

Internationally, the Enterprise Business Unit is managed in each region through the Company’s direct and indirect teams located in the Americas, Europe and Africa, the Middle East and North Africa (MENA), and Asia. These teams are focused on providing network services and managed services to cater to the business needs of the top 2,000 global multinational corporations as well as the fast growing emerging enterprises in those regions. In addition, the Company’s presence in these geographies is being expanded by leveraging the regional and global alliance partners (system integrators and IT partners) to serve some of the large corporations as well as mid-tier enterprises in these markets.

The SME unit primarily caters to SME business customers in India which primarily consist of small/home offices and small and medium sized enterprises. The large range of the products of this unit includes connectivity and collaboration solutions aimed at improving the productivity of small and medium businesses. The connectivity solutions include Internet leased line, broadband and Wi-Fi solutions, while the collaboration solutions include VoIP, hosted contact center, cloud based business application services and infrastructure as a service offerings. The products of this unit are standardized for mass usage as well as customized in the case of the medium enterprise customers. The channel sales business, with approximately 150 channel partners and serving medium enterprise customers, moved to the SME Unit this fiscal year from the Large Enterprise business.

Carrier Data

For carrier connectivity services, the Company operates a focused sales force predominantly targeting its largest global and India-based carrier customers. For key global customers, the teams are organized under a single global account manager who is based near the customer’s headquarters, and who in turn supports account managers based in regions where the customer also does business. A dedicated team in India supports India-based carriers as well as all global carrier requirements in this particular market.

South Africa Operations

Neotel’s long term strategy is based on three core pillars: leading in IP and converged services, becoming the partner of choice for managed services and occupying a strategic position in South Africa and the South Africa Development Community. Neotel’s positioning will be focused on delivering a superior experience for the customer along each stage of the customer life-cycle through:

•	faster installation times for new connections;

•	quick resolution of customer complaints;

•	simplified billing;

•	“value for money” proposition; and

•	innovative products and services.

Neotel has advanced in its process and service delivery model to the extent that it services a number of large enterprises in South Africa. This trend will continue as the organization matures its capabilities and consolidates its alliances to bring even greater service innovation to South Africa.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, the U.S., Europe and South Africa.

India

The Ministry of Communications of the GoI, through the Telecom Commission and DoT, is responsible for telecom policy and licensing in India. TRAI is responsible for ensuring that the interests of consumers are protected and nurturing conditions for the growth of telecommunications, broadcasting and cable services in a manner and at a pace that will enable India to play a leading role in the emerging global information society. The Company has ILD, NLD, Internet Telephony Service Provider, TV uplinking and unified messaging service licenses in India.

United States

In the U.S., the Federal Communications Commission (FCC) exercises jurisdiction over the facilities and services that the Company uses to provide interstate and international telecommunications services. The FCC may promulgate new rules, revise old rules, or otherwise change regulatory requirements that affect the Company and/or its services and facilities from time to time; if challenged, such changes may be subject to judicial review. The Company is unable to predict future FCC rulings and the results of any subsequent judicial review or how these might affect our operations. State regulatory commissions generally have jurisdiction over intrastate telecommunications services and related facilities, but the Company does not currently provide regulated intrastate services.

The Company has obtained the necessary FCC authority under Section 214 of the Communications Act of 1934, to use on a facilities and resale basis, various transmission media to provide domestic and international switched and private line services on a non-dominant carrier basis, except that the Company is regulated as a dominant carrier on the U.S.—India route. The Company also holds multiple FCC licenses granted under the Cable Landing License Act and FCC rules to own and operate undersea cables that land on U.S. shores. In addition to maintaining the FCC licenses, the Company is subject to various requirements regarding private and common carrier operations, network security obligations, approvals for certain corporate transactions, and certain reports and fees.

Canada

The Canadian Radio-television and Telecommunications Commission (CRTC) is the regulatory authority in Canada that is charged with regulating companies that provide telecommunications services in Canada. Industry Canada is the federal ministry that regulates the use of wireless spectrum in Canada. The Company holds a Basic International Telecommunications Service license issued by the CRTC, which authorizes the Company to operate telecommunications facilities and services used in transporting basic telecommunications service traffic between Canada and other countries. The Company also holds International Submarine Cable licenses, also issued by the CRTC. The Company holds a number of earth station licenses issued by Industry Canada for its earth stations that provide telecommunications services by means of satellites.

European Union

The Company provides international telecommunications services in several of the member states of the European Union (EU). In the EU, the regulation of the telecommunications industry is governed at a supranational level by the European Parliament, Council and Commission. Implementation of EU directives has not been uniform across the Member States. Even with harmonization, the national regulatory agencies continue to be responsible for issuing general authorizations and specific licenses. The Company is required to obtain and maintain a variety of telecommunications authorizations in the countries in which it operates. The Company must comply with a variety of regulatory obligations, including obtaining permits to land its cables in the territories to which they are connected and payment of regulatory fees.

Asia-Pacific Region

The Company holds necessary telecommunications and other licenses that permit it to own and operate assets in key countries and regions, including Taiwan, Japan, Hong Kong and Singapore.

South Africa

The Ministry of Communications in South Africa is responsible for policy formulation on electronic communications. The Independent Communications Authority of South Africa (ICASA) is mandated for regulating the telecommunications, broadcasting and postal industries in the public interest and ensures affordable services of a high quality for all. ICASA issues licenses to telecommunications and broadcasting service providers, enforces compliance with rules and regulations, and protects consumers from unfair business practices and poor quality service. ICASA also hears and decides on disputes and complaints brought against licensees and controls and manage effective use of radio frequency spectrum.

Neotel holds electronic communications service (ECS) and electronic communications network service (ECNS) licenses. Neotel additionally holds satellite hub ground station, satellite uplinking and various radio frequency spectrum licenses in South Africa. Neotel has access to a number of international submarine cable landing stations through its ECNS license issued by ICASA.

Other Markets

The Company is also subject to regulation in several other countries throughout the world in connection with its subsea cable, carrier services and other telecommunications service activities. In these jurisdictions, the Company’s local operating entities hold non-exclusive licenses or operate pursuant to general authorization.

Organizational Structure

The Company is partially owned by some of the Tata group of companies. The Tata Group is comprised of over 100 operating companies in seven business sectors: communications and information technology; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are part of India’s largest and most respected business conglomerates, with estimated revenues of approximately US$ 85 billion in fiscal 2011.

As of March 31, 2012, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.03% of the outstanding equity of the Company, and the Government of India held 26.12%. See “Item 4-History and Development of the Company”.

As of July 31, 2012, the Company and its subsidiaries (including its joint ventures/Equity Method Investees but excluding stock held for investment purposes only) included the following legal entities:

Tata Communications Limited
United Telecom Limited (Nepal Company) (26.66% held by TCL)
S&A Internet Services Private Limited
Tata Communications Transformation Services Ltd
Tata Communications International Pte Ltd
Tata Communications Banking InfraSolutions Limited
Tata Communications Lanka Limited (90% held by TCL)
VSNL SNOSPV Pte Ltd
Tata Communications (Middle East) FZ-LLC
Tata Communications (Australia) Pty Ltd
Tata Communications (Japan) KK
Tata Communications (Taiwan) Ltd
Tata Communications (Netherlands) BV
Tata Communications (Hong Kong) Limited
Tata Communications (Bermuda) Ltd
Tata Communications (Puerto Rico) Inc
Sepco Communications (Pty) Limited[4]
Neotel (Pty) Limited[3]
Tata Communications Services (International) Pte Ltd
Tata Communications (New Zealand) Limited
Tata Communications (Malaysia) Sdn Bhd
Tata Communications Services (Bermuda) Ltd
ITXC IP Holdings S.a r.l.
Number Portability Company (Pty) Ltd[7] (20% held by Neotel (Pty) Ltd)
Neotel Business Support Services
Tata Communications (Nordic) AS
Tata Communications (Poland) SP zoo
Tata Communications (Russia) LLC
Tata Communications (France) SAS
Tata Communications (Spain) SL
Tata Communications (UK) Limited
Tata Communications Deutschland GmbH
Tata Communications (Italy) srl
TCNL 1 BV[6]
Tata Communications (Sweden) AB
Tata Communications (Hungary) LLC
Tata Communications (Switzerland) GmbH
Tata Communications (Belgium) SPRL
TCPoP Communications GmbH
Tata Communications (Portugal) Unipessoal Lda
Tata Communications (Ireland) Ltd
Tata Communications (Canada) Ltd
TCNL 2 BV
Tata Communications (Portugal) Instalacao E Manutencao De Redes Lda[2]
Tata Communications (America) Inc
Tata Communications (Guam) LLC[1]
BitGravity Inc.[5]

Notes

1. 1% owned by Tata Communications (Netherlands) BV
2. 50% owned by Tata Communications (Netherlands) BV
3. 64.1 % effective holding by Tata Communications Limited
4. 67.66% holding by VSNL SNOSPV Pte Ltd
5. Tata Communications (America) Inc. owns 100% of the outstanding Series A Preferred Stock and 99.9999% of the outstanding Common Stock
6. Tata Communications Limited owns 5,400 Class A Shares (30% holding)
7. Effective holding of Tata Communications Limited is 12.82%

Total nos. of entities in this chart: 47 (as at 31 July 2012)

Tata Communications Internet Services Limited (TCISL) filed a scheme of merger with the Honorable High Court of Bombay on May 4, 2011 for the merger of TCISL with the Company. On August 20, 2011, the Honorable High Court of Bombay sanctioned the merger of TCISL with the Company. The merger was effective from April 1, 2010.

Significant Subsidiaries

Tata Communications International Pte Limited

TCIPL (formerly known as VSNL International Pte Limited), incorporated in Singapore, is a wholly owned direct subsidiary of the Company that serves as the Company’s international holding company for the Company’s operations outside of India, with the exception of the Company’s activities in South Africa and Sri Lanka, which are undertaken by different entities. TCIPL also serves as an operating company with significant operations in Singapore, providing customers communications services into and out of Singapore.

Neotel (Pty) Ltd

Neotel was set up as South Africa’s Second National Operator in fiscal 2006. The Company was selected by the South African Government as a strategic partner to participate with a 26% effective stake and provides telecommunication solutions to South African businesses and consumers through the use of innovative technologies. Over the last three years, the Company has increased its effective stake in Neotel to 64.10% by acquiring shares from other partners in the joint venture, thereby assuming the position of majority shareholder in Neotel.

Neotel today employs almost 1,000 people and offers communication services to the wholesale, enterprise and consumer segments in South Africa. Neotel runs South Africa’s first next generation network and the country’s first CDMA network.

Property, Plants and Equipment

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company and its subsidiaries conduct business. The Company’s property, plant and equipment which has a carrying amount of 15,671 million (US$ 308 million) are provided as security against the Company’s non-convertible debentures to the extent of 8,500 million (US$ 167 million). ZAR denominated loans of Neotel are secured against the non-current assets and current assets pertaining to Neotel.

The major services provided by the Company and its subsidiaries for the last fiscal year are based on its bandwidth capacity in various undersea cable and land cable systems and satellites. These assets are briefly described below.

Undersea Cables

The Company has ownership interests and access to capacity in various undersea cables interconnecting the South Asia region, as well as linking that region with Europe, Africa, North America and Asia-Pacific.

The Company owns and operates eight specific fiber-optic cable systems: TGN-Eurasia, operating between Marseille and Mumbai, TGN-Gulf between Mumbai and Al Khobar in Saudi Arabia, with landings in Oman, UAE, Qatar and Bahrain; TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S and a four-fiber pair linear submarine cable system from Japan to Guam; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S. and the UK; TGN-WER, which is a four-fiber pair ring cable system between Portugal, Spain and the UK; TGN-Northern Europe, which is a four-fiber pair linear system from the UK to the Netherlands; Tata Indicom Cable (TIC), which is a 3,100 kilometer eight fiber pair submarine cable system between Chennai, India and Singapore and TGN-Intra Asia, a wholly-owned four fiber pair linear submarine cable system connecting Singapore, Hong Kong, and Tokyo. The TGN-Intra Asia also directly connects to landing parties in Vietnam and in the Philippines through branching units.

In order to meet fast growing bandwidth and diversity requirements in India, the Company has invested in two new submarine cable systems between India and Europe linking Mumbai, India to Marseille, France. The first is a private system and is known as TGN-Eurasia. TGN-Eurasia has a minimum capacity of 1.28 Tbps and went into service in January 2012. The second is a shared system based upon the traditional consortium model and is known as IMEWE (India-Middle East-Western Europe), having a minimum design capacity of 3.84 Tbps and landing in eight countries. This cable went into service in December 2010.

The Company has also secured IRU capacity in the SEACOM. This system was built under a third party initiative and the main segment between South Africa and Mumbai, India was put into service in August 2009. The SEACOM system provides direct connectivity from South Africa and Eastern Africa to India, and will provide direct connectivity to Europe.

The Company also has ownership in the SEA-ME-WE 3 consortium cable, a medium capacity undersea optical fiber cable extending from Germany to Japan and Australia that lands in a total of 33 countries and which carries the Company’s voice, data and Internet traffic between those countries.

The Company also has ownership in SEA-ME-WE4 a high capacity undersea cable system between France and Singapore which lands in 14 countries in Southeast Asia, the Middle East and Europe. Since going into service in 2005, this system has been upgraded twice and is currently undergoing a third upgrade.

The Company has ownership in the Asia Pacific Cable Network 2 (APCN2) consortium cable, a large capacity undersea optical fiber cable ring extending from Singapore to Japan via Hong Kong, the Philippines, South Korea, Taiwan and China which carries some of the Company’s voice, data and Internet traffic between those countries.

The Company has also invested in the S3WS (SAT-3 /SAFE/WACS) undersea cable linking India and Malaysia in the East to Portugal in the West via South Africa. The total length of this link is 28,800 km with a design life of 25 years. The Company operates voice, data and Internet circuits on this undersea cable.

As part of its expansion in the Middle East, the Company, through a wholly owned subsidiary, constructed the TGN-Gulf cable system in alliance with several major telecommunications operators in the Middle East. Work began on the TGN-Gulf cable during October 2009 and was completed in January 2012. The TGN-Gulf cable acts as a gateway to the Tata Global Network connecting the region with reliable high speed bandwidth to many key global cities.

In order to further meet fast growing bandwidth and diversity requirements from Africa to Europe and the U.S., the Company has invested in a new submarine cable system between South Africa and Europe, linking Cape Town, South Africa to London, U.K. along with 12 intermediate landings on the west coast of Africa and Europe. The system is known as WACS (West Africa Cable System). The Company has secured IRU capacity in the PPC-1 (Pipe Pacific Cable 1) cable system that was completed and came in to service in late October 2009. The PPC-1 system provides direct connectivity from the Company’s cable station facility in Guam to Sydney, Australia, and will address the growing needs of Australia for bandwidth and diversity.

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

Points of Presence (PoPs)

The Company, either on its own or through collaborative arrangements with other carriers, has equipped nodes in the Americas, Europe, the Middle East, Africa and Asia Pacific to provide and support the Company’s suite of products and services globally. Our VPN coverage extends to 70 countries with 177 Global VPN (GVPN) PoPs and Network to Network Interface (NNIs) and, through our VNO capability, the Company extends service to over 205 countries. The Company also has over 235 IP Transit PoPs strategically located in 29 countries and 3500 GB of IP backbone capacity that is spread over 5 continents. The Company is one of the top ten Global Tier 1 Providers and has one of the top ten Best Connected Networks with 3200 Petabits of Internet traffic carried every month.

Property and Plants

In addition to the cables and PoPs described above, the Company’s infrastructure includes owned and leased property made up of cable station, collocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below (Note: Telepresence rooms and Partnerships sites are excluded)

Region	Square feet
North America	894,379
Europe	378,688
Asia-Pacific	177,663

The Company also has three large earth station teleports in Canada to operate in the Atlantic and Pacific Ocean regions and one small leased teleport in Denmark to operate in the Indian Ocean region. From these sites, it currently accesses more than 15 different satellites and can use approximately 50 satellite earth station antennas.

Voice Switches

For NLD traffic in India, the Company operates nine TDM switches and an NGN Voice network. For the Company’s ILD traffic, the Company operates 16 NGN Voice international switching facilities of which four are located in India, three in the U.S., two in each of Canada and South Africa (Johannesburg and Cape Town) and one in each of Madrid (Spain), London (U.K.), Frankfurt (Germany), Singapore and Sydney (Australia). All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of terrestrial fiber optic facilities, undersea cable links and satellite transmission facilities.

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

India Domestic Bandwidth Media, Access Network & Data Centers

Since 2002, the Company has deployed NLD connectivity with 216 points of presence on 64,538 segment wise STM-1 equivalent bandwidth. NLD augmentations have been implemented to meet the forecasted growth.

WiMAX

The Company has deployed a wireless access network across India to address the last-mile access requirements of large enterprise and SME businesses. The Company’s wireless access network is based on the state of the art WiMAX technology in the licensed 3.3 -3.4 GHz band and 5.8 GHz UBR band. The Company’s deployment covers 556 towns & cities with 1722 base stations. With this deployment, the Company now has an extensive wireless coverage providing tremendous reach to its customers in these markets.

Data Centers

Tata Communications is one of the largest players in the data center business in India, with 12 facilities covering all the major cities in the country. In addition it operates 30 facilities in key commercial centers around the world. During fiscal 2011, the Company launched the TCX data center in Singapore, which has 66,000 square feet of data center capacity to meet the growing IT outsourcing needs of enterprises in Asia Pacific. The Company also undertook expansion projects in India in the cities of Mumbai, Chennai (2 locations) and Delhi (2 locations) to meet market growth requirements and added 13,500 square feet of data center space in these cities.

In addition to increasing data center capacity during fiscal 2012, the Company made enhancements to its existing hosting and storage services including managed Database Administration, hosted LAN, and new releases of the services portfolio focused on usage based services. In late 2010, the Company expanded in the cloud space to deliver self-service, pay-as-you use data center infrastructure services, accessed through the Internet by launching the IaaS cloud computing offering, branded as InstaComputeTM in the India and Singapore markets. The InstaComputeTM service offers a flexible, scalable, highly available and secured hosted IT infrastructure solution that instantly provides the variable computing power required to meet changing business needs, exactly when needed.

Non-India Domestic Bandwidth Media Carrying Voice, Data and IP Circuits

As of March 31, 2012, the Company operated a total of 1,183,839 international circuits supporting the Company’s voice and data services and products. Of the 1,183,839 international circuits, 1,058,743 circuits were used to support voice services and products. The remaining 125,096 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data and enterprise voice services.

Satellites

In India, the Company has three satellite earth stations in operation. The Company operates a total of 946 Switched TDM voice circuits using one of these earth stations in India, resulting in a total of 195 equivalent 64 Kbps satellite channels. The Company also operates data circuits on these satellites for a total of 8 equivalent 64 Kbps satellite channels. The Company also has three large earth station teleports in Canada and one small leased teleport in Europe. From these sites, it accesses more than 8 different satellites but also has extra antennas that can operate on different satellites if required.

Neotel (Pty) Ltd

Neotel has its head office located at 144 Old Pretoria Road, Midrand, Johannesburg. This office is owned by the Company and is used by Neotel for administrative purposes. The rest of Neotel’s operations are conducted on leased premises situated throughout South Africa. In South Africa, Neotel operates two of the region’s leading data centers, situated in the two main commercial centers, and offers colocation and managed hosting services for carriers and enterprises. The two data centers jointly offer potential expansion to a total of 86,000 square feet. With over 479 points of presence, the Company’s IP core network enables a range of services which include traditional TDM voice, VoIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centers, co-location, managed network, managed services, managed hosting, and other IP-related services. The Company has deployed and commissioned a NGN Voice network to cater to its NLD voice business (wholesale and retail). The NGN infrastructure consists of two soft-switches, one in Johannesburg and one in Cape Town, South Africa. For its ILD traffic, Neotel has integrated its NGN with Tata Communication’s international NGN and there are two integrations points, namely Johannesburg and Cape Town. Neotel has one satellite earth station in operation with 8 dishes operating in KU band and C band.

Other Facilities

The Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2012, the Company owned a high capacity underground fiber optic cable across India, approximately six earth stations, and terrestrial communication links connecting the Company’s National Domestic Switches. These terrestrial communication links include nine TDM Switches, nine NGN Media Gateways and three softswitches and the Company’s international switches (four TDM Switches, nine NGN Media Gateways, three softswitches and one IN Switch) at four of its locations as well as earth stations, cable stations and a variety of hardware used in more than 160 cities in India for the Company’s 124 Internet access nodes in India. As of March 31, 2012, the Company has a high capacity underground fiber optic cable national network of about 41,000 route kilometers.

Demerger of Surplus Land

Under the terms of the SHA signed between the GoI and Panatone Finvest Ltd. at the time of a disinvestment of erstwhile VSNL, it was agreed that certain identified lands would be demerged into a separate company. It was further provided that if, for any reason, the Company could not hive off or demerge the land into a separate entity, alternative courses as stipulated in the SHA would be explored. A draft scheme of demerger was presented to the board of the Company in April 2005, and the parties continue to examine the legality and feasibility of implementing the scheme. The land identified for demerger at different locations measured 773.13 acres.

The VSNL Employees Cooperative Housing Society, Chennai (Society) petitioned the Honorable Delhi High Court for a transfer of 32.5 acres of land situated at Padianallur, Chennai, which was part of the identified surplus land. According to the order of the Honorable High Court and the advice from the GoI, the process of transferring the said land to the Society was completed in July 2009. As a result, the surviving land now measures 740.63 acres having a book value of  1.63 million.

Cyber Security

The Company offers services such as data, voice and managed services, including VoIP solutions, which are vulnerable to cyber security risks not found on the traditional voice network. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service (DDoS) attacks. The Company’s corporate network may also be vulnerable to such attacks.

The Company has implemented various measures to mitigate these cyber security risks, which are briefly described below:

The Company continuously monitors its core network devices for evidence of DDoS attacks, and mitigates them when detected. We have deployed firewalls and intrusion protection systems (IPSs) at the perimeter of our network to prevent malicious attacks from entering the network through vulnerable services. Our 24 x 7 Security Operations Center (SOC) analyzes perimeter defense logs to identify intrusion attempts, and our Security Incident Response Team (SIRT) responds to security incidents reported within the organization and notifies the relevant stakeholders.

Proxies deployed at our perimeter perform user validation and enable URL filtering to prevent users from accessing malicious websites, thereby helping to prevent phishing, malware and related threats. The Company uses two-factor authentication to secure outside access to its network though a VPN, and employs anti-virus software which regularly scans corporate computers for evidence of viruses and worms. We identify risks related to network and application level vulnerabilities by conducting vulnerability assessments and penetration testing, followed by a remediation process. The Company further carries out risk assessments based on the ISO 27001 standard across the globe to identify and mitigate process gaps.

The Company has deployed India-centric security controls to comply with DoT security regulations. These controls include intrusion monitoring for network level attacks using a Security Incident and Event Monitoring (SIEM) tool. We retain access logs for core network devices that contain details such as source and destination IP addresses, user name, and timestamp. The Company also uses standards such as Common Criteria when evaluating and introducing new products and equipment to the network.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2010, 2011 and 2012 and the financial condition of the Company as at March 31, 2011 and 2012 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in this Annual Report prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction

The Company is a facilities-based service provider of a broad range of integrated communications services. The Company generates revenue from three business segments: GVS, GDMS and South Africa Operations.

Global Voice Solutions

The Company is one of the world’s largest ILD voice players with an approximately 18% market share. The Company owns and operates international networks with coverage in more than 240 countries and territories and maintains direct and bilateral relationships with leading international voice telecommunication providers. Traffic into and out of India continues to represent a significant portion of the Company’s ILD Voice segment and the Company is a market leader in terms of the volume of inbound termination of calls to India. In fiscal 2012, the Company carried more than 46.7 billion minutes of ILD voice traffic and more than 8.5 billion minutes of NLD voice traffic.

Over the past several years, the global voice market has experienced an increase in traffic volumes as a result of significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide. However, during recent years the volume growth has stabilized around 4% to 5% due to alternative methods of communications used by consumers.

In India, where the Company is a significant player in ILD voice services, the telecom market is growing rapidly and is expected to be 92 billion minutes by fiscal year 2016 compared with 73 billion minutes in fiscal 2012. According to the latest figures from TRAI, as of March 31, 2012, India’s mobile subscriber base stood at 919.17 million having increased by 13% from 811.59 million as of March 31, 2011, while the fixed-line subscriber base declined by 7% from 34.73 million as of March 31, 2011, to 32.17 million as of March 31, 2012, and the broadband subscriber base reached 13.79 million as of March 31, 2012 having increased by 16% from 11.87 million as of March 31, 2011. In summary, the telecom landscape continues to evolve and operators such as our Company will have to constantly transform themselves to remain competitive by addressing new market segments.

The ILD and NLD voice markets continue to be businesses of scale, with constant pressure on prices and margins. The economic downturn has further increased the pressure on prices for international voice calls. Alternate services, OTTs such as Skype and Google, are growing in popularity and have added to this pressure. Mobile communications continues to grow in relation to fixed voice and there is an increasing use of Voice over Internet Protocol (VoIP) in providing new services evolving in the market.

Emerging technology trend and evolving user applications are the driving force of the company’s new solutions and services to address the challenges and needs of retail service providers such as Mobile, Cable operators and OTTs. To address the new age of communications and challenges of target customers, company is focused in developing solution catering to specific customer segment.

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

Internationally, increasing costs of capital have resulted in the delay and cancellation of private data center facilities, driving more purchases of data center collocation and hosted computing services from external service providers. The Company is one of the largest players in the data center business in India. In September 2010, the Company announced the opening of its state-of-the-art Tata Communications Exchange (TCX) data center in Singapore, built to meet the growing IT outsourcing needs of enterprises in Asia Pacific. It has a total of 66,000 square feet of data center space and provides increased capacity for both domestic and international firms, bringing them cost and resource efficiencies as well as greater IT service availability and performance. The Company’s global and India managed hosting services are aggressively supporting this direction. Along with managed hosting there is an increasing trend on global as well as Indian enterprises to outsource telecom services on a “Managed” basis. The Company has over the years developed other managed services like managed security services, Telepresence and Infrastructure as a Service which enables the Company to capitalize on these emerging trends in the enterprise space. These managed services also enable enterprises to reduce costs of in-house telecom teams and at the same time enable the Company to capture a higher portion of the overall telecom spend of enterprises.

The Company endeavors to continuously develop new products and services to enhance value for its customers. With this in mind, in fiscal 2011 the Company made certain investments in the cloud computing, media and entertainment spaces. In the media and entertainment space, in 2008, the Company entered into a strategic alliance with an award-winning content delivery network (CDN) company, BitGravity. In February 2011, the Company completed its acquisition of a majority interest in BitGravity. This acquisition complements the Company’s global media and enterprise strategy and adds enhanced CDN and streaming capabilities to the growing line-up of value-added hosting, storage, and security services, all of which leverage the Company’s global network. The addition of BitGravity’s product portfolio and its employee skill set further accelerates the delivery of new features and services to the Company’s customers. The Company has also made investments in the cloud computing space to deliver self-service, pay-as-you-use IT application and data center infrastructure services, accessed through the Internet with the launch in fiscal 2011 of its cloud offerings—InstaComputeTM in India and Singapore. InstaComputeTM is an IaaS offering that is secure, elastic and on-demand. Computing and storage resources are delivered to businesses over the Company’s IP backbone and MPLS networks, as and when they need them. The Company plans to extend these offerings to Europe, the U.S. and South Africa. The Company has also combined its next generation managed security solutions with superior Internet leased line products, and launched its Internet Clean Pipe Solution for small and medium business segments. As part of the Global Media and Entertainment Services (GMES) portfolio, Tata Communications unveiled Video Connect and Mosaic. Video Connect is the world’s leading dedicated global video network designed to help broadcasters, studios and production houses deliver video content flexibly and cost effectively to media hotspots worldwide. Mosaic is the Company’s media management platform with which its cloud based media management capability helps media customers improve cross enterprise collaboration for content creation management and multi-format delivery.

The global data market is undergoing rapid changes. With the growing need for bandwidth around the world, there continues to be growth in the demand for submarine cable capacity. During the past year, the Company upgraded capacity on all routes, by a cumulative 1333 Gigabits. The Company also announced the completion of two major cable projects—TGN-Eurasia, connecting India to Europe, and TGN-Gulf, connecting five Middle Eastern countries to the Company’s global network. TGN-Eurasia also completes the Company’s fully owned fiber ring around the world. Tata Communications is one of the world’s leading carriers of Internet traffic and is a global Tier 1 IP provider with an over four Terabit per second (Tbps) meshed network built on 10G backbones. Traffic on the IP-transit network grew by 33.3% over the past year. Availability of large capacity in line with market growth and diversity to provide continuity of services in the event of cable cuts due to acts of man or nature continues to be an important driver of this growth. The addition of these new cables presents both investment opportunities as well as downward price challenges.

The global enterprise market has seen growing demand for network services, data center services, and value-added services. While the global recession has caused delays in decision-making and deferred procurement by some customer segments, information and communications technology investments by enterprises broadly continues to grow. This is motivated by the need for better engagement and service levels with their own customers, the need for higher velocity and flexibility in business, and the growth of global supply chains and markets. Industry leaders are more sharply focused on increasing the ratio of IT budgets that are applied to competitive advantage and innovation versus basic services and compliance. Though the global enterprise market has slowly and steadily emerged from the economic recession, the focus of most CIOs still remains on cost saving IT and telecom solutions.

Also over the past four years the Company has focused on creating its competitive differentiator in emerging markets. Leveraging its strong base in one of the fastest growing emerging markets of India, the Company has further expanded its presence in other emerging markets like the Middle East, South Africa and parts of Asia. Increasing commerce between developed countries and emerging markets in the post slow down era has resulted in an increased need for telecom connectivity to and from emerging markets. The Company is thus in a competitive position to serve the needs of enterprises to and from emerging markets and going ahead the Company expects to continue investing in emerging markets to further strengthen its position. The Company’s future commitments to its initiatives in emerging markets, including its interest in Neotel, are expected to have a positive impact on its financial results and condition going forward. The Company regularly monitors the additional funding requirements in all its markets, including emerging markets. The Company believes that it has the ability to meet all its expected requirements appropriately, duly complying with its debt covenants, as applicable.

In the SME unit business space, the Company offers connectivity, managed services, cloud services, messaging, Internet telephony and a wide variety of content services as a premier ISP. The Company has stepped up its focus on the rapidly growing SME segment and is approaching the market led by a portfolio of business applications which include highly customized Internet Leased Line services along with VoIP and Value Added Services like Security and Web hosting, Hosted Contact Center, Business Application solutions and Infrastructure as Service offerings.

South Africa Operations

South Africa Operations are carried out by the Company’s subsidiary Neotel, which offers wholesale international voice and data transit, and, enterprise business solution services for the wholesale and corporate market and telephony and data services for retail customers in South Africa. The South African fixed line telecom market is currently valued at US$ 6 billion and is projected to grow to US$ 8 billion by 2017, as per the market survey indicators provided by the BMI-T (Business Market Intelligence TechKnowledge) Group. Neotel was set up as South Africa’s Second National Operator in 2005-2006. The Company was selected by the South African Government as a strategic partner to participate in the South African telecom market with a 26% effective stake and provide best practice, cost effective telecommunication solutions to South African businesses and consumers through the use of innovative technologies. The Company has been increasing its stake in Neotel and held 64.10% as on March 31, 2012. Neotel is South Africa’s first converged, voice and data communications network operator. It provides a range of value-added voice and data services for businesses, wholesale network operators and providers and consumers using its pure-IP Next Generation Network, powered by Neotel’s high-performance fiber optic backbone. Neotel connects the major centers in South Africa to each other and to the world, directly linking the country to the Company’s global Tier 1 network.

New Growth Opportunities

TCTSL

With the increasing need for reducing costs, several carriers around the world are looking to rationalize costs and relocate some of their business processes. They are also looking to improve operating efficiencies and network/infrastructure productivity. Leveraging its operating expertise across a wide variety of technology platforms as well as its global experience in different developed and emerging markets around the world, and its relationships with these carriers, the Company is seeking to cater to this need. This initiative is being implemented through Tata Communications Transformation Services Limited (TCTSL), a wholly-owned subsidiary in India. Through its world-class delivery centers in Pune and in Chennai, TCTSL provides business transformation, telecom BPO and consultancy services to telecommunications carriers around the world. TCTSL delivers solutions for all stages of the carrier processes and operations, such as network engineering, design, implementation and operations. TCTSL operations are totally independent, ensuring full confidentiality in managing the business processes of its customers. TCTSL employs approximately 1,202 people.

TCBIL

In order to capture emerging opportunities in the banking and financial services sectors, the Company formed Tata Communications Banking InfraSolutions Limited (TCBIL) in February 2008, as its wholly-owned subsidiary. With a highly experienced team of professionals from the banking and financial services industry, TCBIL commenced commercial operations in April 2009. TCBIL provides infrastructure solutions to the banking industry, including services relating to establishing and operating Automated Teller Machines (ATMs), Electronic Transaction Processing Solutions (ETPS), Check Truncation Services (CTS), and Core Banking Solutions (CBS). During fiscal 2012, TCBIL reached the milestone of managing over 10,000 ATMs, making it one of the largest players in this growing market in India. In August 2012, TCBIL signed a milestone contract to deploy and manage nearly 14000 ATMs for all public sector banks across various states in India.

Other Acquisitions

BitGravity

In fiscal 2011, the Company completed its acquisition of a majority interest in BitGravity, an award-winning content delivery network (CDN) company. The acquisition, initially announced on January 11, 2011, complements the Company’s global media and enterprise strategy. It adds enhanced CDN and streaming capabilities to the Company’s growing line-up of value-added hosting, storage, and security services, and leverages the Company’s global network. The addition of BitGravity’s product portfolio and its employee skill set further accelerates the delivery of new features and services to the Company’s customers.

Acquisitions

As discussed above and elsewhere in this Form 20-F, the Company has completed several acquisitions. See History and Development of the Company in Item 4. The Company sees a growing proportion of its revenues from its international operations and these acquisitions can and will have a significant impact on this trend.

Operating Results

Fiscal Year 2012 Compared to Fiscal Year 2011

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2011 and 2012. In fiscal 2012, we have consolidated Neotel from May 30, 2011 in our financial statements, due to an increase in effective interest from 49% to 61.50% in May 30, 2011. This consolidation led to an increase in the revenue and costs, therefore the operating results discussed in this section for the year ended March 31, 2012 are not comparable with the previous year. Also, since Neotel was an equity method investee for fiscal 2011 and up to May 29, 2011 for fiscal 2012, our share in net loss of equity has also decreased significantly in fiscal 2012.

	2011		2012			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US$ (in millions)	% of revenues	(in millions)%
Operating Revenues	113,840	100.00	139,885	2,749	100.00	26,045	22.88
Cost of Revenues and Other Operating costs	(114,204)	100.32	(139,327)	(2,738)	99.60	25,123	22.00
Non-operating income/(expense), net	(1,317)	1.16	4,678	92	3.34	(5,995)	(455.20)
Income tax (expense) / benefit	(765)	0.67	(5,138)	(101)	3.67	4,373	571.63
Dividend tax	—	—	(92)	(2)	0.07	92	—
Share in net loss of equity method investees	(5,636)	4.95	(944)	(19)	0.67	(4,692)	(83.25)
Net income/(loss) attributable to non-controlling interest	(13)	0.01	4,250	84	3.04	4,263	32,792
Net income (loss)	(8,095)	7.11	3,312	65	2.37	11,407	140.91

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2011 and 2012:

	2011	2012		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Telephone:
ILD and related products	61,282	65,261	1,282	3,978	6.49
NLD	4,234	2,980	59	(1,254)	(29.62)
Corporate data transmission:
Leased circuits and IRUs	11,034	13,015	256	1,981	17.95
Frame relay and MDNS services	379	414	8	35	9.23
Internet leased lines	5,694	5,898	116	204	3.58
Internet (including Corporate IP Transit)	8,242	6,170	121	(2,072)	(25.14)
South Africa Operations	0	14,967	294	14,967	—
Internet Data Center	3,143	3,503	69	361	11.49
Other	19,832	27,677	544	7,845	39.56
Total	113,840	139,885	2,749	26,045	22.88

Telephone

ILD Revenue

ILD with related products constitutes the single largest revenue stream of the Company 46.65% and 53.83% of revenues in fiscal years 2012 and 2011, respectively. Globally, during fiscal 2012, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2012, globally, Tata Communications carried over 46.7 billion minutes of international voice traffic, a growth of about 17% over the previous fiscal year. Traffic to and from India has grown from about 13 billion minutes in fiscal 2011 to about 17 billion minutes in fiscal 2012 and was a major contributor for the increase in revenues. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space.

The Company’s strategic solution offers enable providers to leverage the Company’s scale and routing expertise while reducing their exposure in the low-margin, high-risk international voice termination business. Company has developed solutions to address specific needs of market segments, resulting in increased share of sticky voice traffic on yearly basis.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes decreased by 18% in fiscal 2012 over fiscal 2011. Revenues decreased by 29.62% in fiscal 2012 due to a decrease in net revenue per minute along with a reduction in volumes. New telecom licensees rolled out their services in fiscal 2011 resulting in the addressable market for the Company shrinking further. Gross revenues per minute decreased to  0.35 (US$ 0.007) in fiscal 2012 as compared to  0.41 in fiscal 2011 due to price erosion across the telecom industry.

Increased competition through the issue of new NLD licenses in past years, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, Tata Communications is dependent on getting traffic from these access providers, many of whom have already acquired their own NLD licenses. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. DoT permitted sharing of active infrastructure in fiscal 2011. DoT has yet to accept the TRAI’s recommendation to introduce unrestricted Internet Telephony, particularly PSTN interconnection in India. This may provide new avenues for the Company in the NLD business area, although margins may remain low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our GDMS segment, increased by 17.95% during fiscal 2012. The increase was predominantly due to growth in revenues from other service providers and the addition of new circuits. These services contributed approximately 9.30% and 9.69% in fiscals 2012 and 2011, respectively, of the Company’s total revenues.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were  379 million and  414 million (US$ 8 million) for fiscal 2011 and 2012, respectively. For fiscal 2012, we have seen an increase in revenues to the extent of  35 million (9.23%) over fiscal 2011 revenues due to higher revenues from existing customers.

Internet Leased Lines Revenue

Revenues from Internet leased lines increased by approximately 3.58% in fiscal 2012 as compared to fiscal 2011. The increase was predominantly due to growth in revenues from enterprise customers and the addition of new circuits.

Internet Revenue

Internet revenues decreased by 25.14% in fiscal 2012 as compared to fiscal 2011. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately  5,591 million (US$ 110 million) in fiscal 2012 from  5,273 million in fiscal 2011 due to an increase in usage and revenue from new customers.

Broadband revenues have decreased to  1312 million (US$ 26 million) in fiscal 2012 from 1,602 million in fiscal 2011 as there was more churn of broadband customers due to a focus on broadband services to small and medium businesses across India. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Internet Data Center

Internet data center revenues have grown to  3,503 million (US$ 69 million) in fiscal 2012 from  3,143 million in fiscal 2011 mainly due to an increase in the Company’s data center capacity globally.

South Africa Operations

Our South Africa Operations revenue stream is generated by Neotel. It contributed 10.70% of the Company’s total revenue in fiscal 2012. Neotel offers communication services to the wholesale, enterprise and consumer segments in South Africa and runs South Africa’s first next generation network and the country’s first CDMA network. Neotel had approximately 2,400 business customers and 100,000 retail customers at the end of fiscal 2012.

Other Revenue

Other revenue increased by 39.56% in fiscal 2012 over fiscal 2011 mainly due to an increase in revenues of VPN, Global roaming, Ethernet, hosting and O&M services. VPN revenues have grown to  4,212 million (US$ 83 million) in fiscal 2012 from  3,502 million in fiscal 2011. Global roaming services contributed  4,194 million (US$ 82 million) in fiscal 2012 as against  3,686 million in fiscal 2011. Hosting, Ethernet, TV uplinking and O&M revenue contributed  6,389 million (US$ 126 million) in fiscal 2012 as against  5,437 million in fiscal 2011. Revenue from these services accounted for 19.79% of the Company’s total revenue in fiscal 2012 as compared to 17.42% in fiscal 2011.

Operating Costs

The following table sets forth information regarding the Company’s operating costs for the fiscal years ended March 31, 2011 and 2012.

	2011	2012		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Network and transmission costs
Interconnect charges	64,981	74,018	1,455	9,037	13.91
Rent of landlines	185	144	3	(41)	(22.16)
Space segment utilization charges	205	111	2	(94)	(45.85)
Other transmission costs	1,842	2,644	52	802	43.54
Total	67,213	76,917	1,512	9,704	14.44
License fees	664	928	18	264	39.76
Other operating costs including depreciation and amortization	46,327	61,482	1,208	15,155	32.71
Total operating costs	114,204	139,327	2,738	25,123	22.00

Network and Transmission Costs

Network and transmission cost increased by 14.44% in fiscal 2012 over fiscal 2011 primarily due to the consolidation of the South African Operations from May 2011 in fiscal 2012 and an increase in ILD traffic. As a percentage of revenue, network and transmission costs decreased to 54.99% in fiscal 2012 from 59.04% in fiscal 2011.

Interconnect charges increased by 13.91% in fiscal 2012 as against an increase of 10.13% in fiscal 2011. Consolidation of South Africa Operations contributed  6,938 million to the total of  74,018 million. As a percentage of revenue, interconnect charges decreased from approximately 57.08% in fiscal 2011 to 52.91% in fiscal 2012. The decrease as a percentage of revenue, in fiscal 2012 was due to reduced voice business and due to consolidation of the South African Operations. Revenues from Voice services (ILD and NLD) decreased from 57.55% of total revenues in fiscal 2011 to 48.78% in fiscal 2012 leading to reduction in interconnect charges.

In fiscal 2012, rent of landlines decreased by 22.16% as against a decrease of 11.06% in fiscal 2011. The decrease was due to reduction in off-net charges because of a decrease in average cost per E1 (2MBPS circuits) leased by the Company ( 4,966 per E1in fiscal 2012 as against 9,239 per E1 in fiscal 2011). As a percentage of revenue, rent of landlines decreased from 0.16% in fiscal 2011 to 0.10% in fiscal 2012.

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fiber optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have decreased by 45.85% in fiscal 2012 as against a decrease of 19.92% in fiscal 2011. As a percentage of revenue, space segment utilization charges decreased from 0.18% in fiscal 2011 to 0.08% in fiscal 2012 due to such cost rationalization.

License Fees

The license fee payable by the Company to DoT is 6% of adjusted gross revenues (AGR). The GoI defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the GoI. As explained in Item 4 above, we have certain disputes with the GoI over the calculation of AGR and therefore of license fees. The total amounts paid for ILD, NLD and ISP license fees for fiscals 2012 and 2011 were  928 million (US$ 18 million) and  684 million, respectively. However, from July 1, 2012, Licensor (DoT) increased the fees for ILD & NLD licenses from 6% to 7% and from April 1, 2013 to 8%. Further, from July 1, 2012, the fees for ISP (IT) licenses have increased from 6% to 7% and from April 1, 2013 to 8%, and the LF rates under ISP licenses have been fixed at 4% from July 1, 2012 and 8% from April 1, 2013. Therefore, our license fees will increase going forward.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the GoI provided that the Company would be refunded 10% of the license fees it paid towards NLD services for first the five years (i.e., from fiscal 2002 to fiscal 2006). Accordingly, the Company has taken a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees for that period. Out of the total claim of  802.80 million,  793.10 million was reimbursed by DoT. The balance of the claim of  9.70 million is pending with DoT. The Company has requested that DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 32.71% in fiscal 2012 over fiscal 2011. The increase in other operating cost in fiscal 2012 was primarily due to consolidation of Neotel and due to our infrastructure roll-out and organizational growth. As a percentage of revenue, total other operating costs increased from 40.69% in fiscal 2011 to 43.95% in fiscal 2012. Details of some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from  13,980 million in fiscal 2011 to  18,329 (US$ 360 million) in fiscal 2012 primarily due to capitalization of undersea cables and the Neotel consolidation from May 2011. Net additions in property, plant and equipment (PP&E) and intangible assets increased from  10,624 million during fiscal 2011 to  64,735 million (US$ 1,272 million) during fiscal 2012. The effective rate of depreciation on PP&E was 9.01% and 8.27% in fiscal 2011 and fiscal 2012, respectively. Because of the Neotel consolidation, investments in undersea cable assets, rollout of networks and other PP&E, the Company expects its depreciation charge to increase in the foreseeable future.

•

Manpower costs constituted about 34.41% and 32.55% of other operating costs in fiscal 2012 and fiscal 2011, respectively. These costs increased by 27.54% in fiscal 2012 as against an increase of 17.40% in fiscal 2011. The increase in fiscal 2012 was primarily due to consolidation of Neotel and increase in manpower and normal increments. As of March 31, 2012, the Company had a total of 7,954 employees, of which 5,678 employees (71.39%) were based in India. Outsourced manpower costs increased by 32.62% from  1419 million in fiscal 2011 to  1,882 million (US$ 37 million) in fiscal 2012. Outsourced manpower costs constituted about 3.08% and 3.06% of other operating costs in fiscal 2012 and fiscal 2011.

•

Repairs and maintenance costs constituted about 10.78% and 10.50% of other operating costs in fiscal 2012 and fiscal 2011, respectively. These costs increased by 35.45% in fiscal 2012 as against increased by 6.09% in fiscal 2011 mainly due to consolidation of Neotel in the current year and increase in repairs & maintenance charges on plant and machinery.

•

Legal and professional fees constituted 1.94% and 1.27% of other operating costs in fiscal 2012 and fiscal 2011, respectively. These costs increased by 101.14% in fiscal 2012 as against increase by 36.34% in fiscal 2011. In fiscal 2012 the amount was higher as the Company increased its operations outside India, incurred charges for various advisory services and consolidation of Neotel.

Non-Operating Income /Expense

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2011 and 2012:

	2011	2012		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Gain on sale of investments (net)	138	379	7	241	174.64
Interest income / (expense) net	(3,286)	(7,194)	(141)	3,908	118.93
Dividend income	3	—	—	(3)	(100.00)
Foreign exchange gains / (loss) (net)	339	380	8	41	12.09
Liabilities not required to be settled written back	625	9	—	(616)	(98.56)
Other income (net)	864	11,104	218	10,240	1,185.19
Total	(1,317)	4,678	92	5,995	455.20

Gain on Sale of Investments

The gain on sale of investments was  379 million (US$ 7 million) and  138 million in fiscal 2012 and 2011, respectively. In both the comparatives, the gain on sale of investments was primarily from the sale of mutual fund investments. Profit from the sale of mutual funds increased from  46 million during fiscal 2011 to  379 million (US$ 7 million) during fiscal 2012. The increase was due to a substantially higher level of investments in mutual funds in fiscal 2012 as compared to fiscal 2011. During fiscal 2011, there was also a gain of  92 million (US$ 2 million) on the sale of the Company’s investments in Art Technology Group Inc. (ATG) shares.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others decreased to  296 million (US$ 6 million) in fiscal 2012 from  762 million in fiscal 2011 due to loans made to SEPCO/Neotel in fiscal 2011. During fiscal 2012, the Company had interest expense of 7,591 million on short-term and long-term debt which includes 243 million of mark to market impact on swaps recycled to income statement from Other Comprehensive income pursuant to discontinuance of hedging relationship. During fiscal 2011, the Company had interest expense of  4,088 million on short-term and long-term debt. The increase is primarily due to consolidation of Neotel which contributed 3,396 million. In fiscal 2012 and 2011, the Company had interest income on income tax refunds of  101 million and  40 million related to its India operations, respectively.

Dividend Income

Investments in mutual funds were in debt funds whose return was linked to interest rate movements. In fiscal 2012, the Company’s investments in mutual funds were sold. As these investments were in growth schemes instead of dividend schemes, the impact of a dividend is realized at the time of the sale of the investment. Dividends from mutual funds reduced from  3 million in fiscal 2011 to Nil in fiscal 2012.

Liabilities not required to be settled written back

During fiscal 2012, the Company wrote back liabilities of  9 million (US$ 0.18 million) as against  625 million in fiscal 2011. The reason for liabilities written back in fiscal 2011 is due to the expiration of the statute of limitations period during which the liabilities were not claimed by the creditors.

Other Income (net)

Other income of  11,104 million (US$ 218 million) in fiscal 2012 primarily includes 11,047 million (US$ 217 million) due to remeasurement of interest held in Neotel to fair value prior to business combination as on May 30, 2011. Other income of 864 million in fiscal 2011 primarily included rental and space sharing income of 232 million, the recovery of bad debts, interest income from customers and scrap sales income of 183 million, a gain on the re-measurement of previously held interests in Bit Gravity on the acquisition date of  128 million and termination fee from China Enterprise Communication Limited (CEC) for terminating the joint venture agreement amounting to 90 million. In fiscals 2012 and 2011, other income included rental and space sharing income of 114 million (US$ 2 million) and 232 million, respectively.

Income Tax Expense

The statutory income tax rates in India were 32.445% for fiscal 2012 and 33.22% for fiscal 2011. For fiscal 2012, income tax expense was  5,138 million (US$ 101 million) as against an expense of  765 million for fiscal 2011. Income tax expense of  5,138 million in fiscal 2012 was comprised of  5,914 million tax expense (including  5,164 million tax expense relating to Neotel) and  776 million tax benefit relating to merger of the Company’s wholly owned subsidiary, Tata Communications Internet Services Limited (TCISL) with the Company with effect from April 1, 2010.

As of March 31, 2012, the company evaluated the availability of future taxable income taking into consideration current available evidences including operating trends and recognized the valuation allowance in Neotel. Consequently, there is  5,164 million tax expense for the year.

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, reimbursement of DoT levy by the GoI, claim for capital loss on sale of ICO Global, transfer pricing dispute and penalties would negatively affect the Company’s results of operations by 6,275 million, 5,530 million, 1,077 million, 2,228 million and 8,175 million, respectively. The details are described under “Item 8—Legal Proceedings.”

Taxes and interest relating to these tax disputes (other than penalties) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of  4,956 million (out of a total  8,175 million of penalties imposed by the tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to  3,209 million if the Company is unsuccessful in all of its significant tax disputes. The details are described under “Item 8—Legal Proceedings.”

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscal 2011 and fiscal 2012, the Company’s equity ownership interest in United Telecom Limited (UTL) was 26.66%, in SEPCO was 43.16% and, until May 30, 2011, in Neotel was 27%. SEPCO is an investment company which owns 51% of the equity of Neotel. Therefore, the effective interest of the Company in Neotel was 49.01% in fiscal 2011 and up to May 30, 2011 in fiscal 2012 for purposes of determining the Company’s share in net loss of equity method investees. On May 30, 2011, the Company acquired an additional equity ownership interest in SEPCO of 24.50% thus, the Company’s equity ownership interest in SEPCO increased from 43.16% to 67.66% and its effective interest in Neotel increased from 49.01% to 61.50%. Further SEPCO Group made capital calls during fiscal 2012 from all of its shareholders and because certain of the minority shareholders did not subscribe to these capital calls, their holdings were diluted. As result of the dilution of the minority shareholders, the Company’s effective equity ownership interest in Neotel increased from 61.50% on May 30, 2011 to 64.10% on March 30, 2012. Therefore, Neotel was considered an equity method investee for the period of April 1, 2011 to May 29, 2011 and was consolidated for the rest of fiscal 2012.

The Company’s share in the net loss of equity method investees in fiscal 2012 was  944 million (US$ 19 million) for two months only as compared to  5,636 million in fiscal 2011. Neotel continues to be in its network and customer reach expansion phase which has resulted in the losses. As the business scale of Neotel increases, the Company expects the losses from Neotel to reduce.

Fiscal Year 2011 Compared to Fiscal Year 2010

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2010 and 2011:

	2010		2011			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US$ (in millions)	% of revenues	(in millions)%
Operating Revenues	106,080	100.00	113,840	2,556	100.00	7,760	7.32
Cost of Revenues and Other Operating costs	(107,643)	101.47	(114,204)	(2,564)	100.32	6,561	6.10
Non-operating income/(expense), net	180	0.17	(1,317)	(30)	1.16	1,497	831.67
Income tax (expense) / benefit	969	0.91	(765)	(17)	0.67	1,734	178.95
Dividend tax	(218)	0.21	—	—	—	(218)	(100.00)
Share in net loss of equity method investees	(3,192)	3.01	(5,636)	(127)	4.95	2,444	76.57
Net income/(loss) attributable to noncontrolling interest	(12)	0.01	(13)	(—)	0.01	1	8.33
Net income (loss)	(3,836)	3.62	(8,095)	(182)	7.11	4,259	111.03

Revenues

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2010 and 2011:

	2010	2011		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Telephone:
ILD and related products	57,131	61,282	1,376	4,151	7.27
NLD	4,305	4,234	95	(71)	(1.65)
Corporate data transmission:
Leased circuits and IRUs	13,064	11,034	248	(2,030)	(15.54)
Frame relay and MDNS services	348	379	9	31	8.91
Internet leased lines	4,448	5,694	128	1,246	28.01
Internet (including Corporate IP Transit)	9,452	8,242	185	(1,210)	(12.80)
Other	17,332	22,975	515	5,643	32.56
Total	106,080	113,840	2,556	7,760	7.32

Telephone

ILD Revenue

ILD with related products constitutes the single largest revenue stream of the Company—53.83% and 53.86% of revenues in fiscal years 2011 and 2010, respectively. Globally, during fiscal 2011, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2011, globally, the Company carried over 40 billion minutes of international voice traffic, a growth of about 26% over the previous fiscal year. Traffic to and from India has grown from about 9.76 billion minutes in fiscal 2010 to about 13 billion minutes in fiscal 2011. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space. In fiscal 2010, the Company through its wholly-owned indirect subsidiary, Tata Communications (UK) Ltd., has fully deployed the solution for a major global voice strategic agreement with British Telecom Plc (BT). The 5-year agreement allows Tata Communications and BT to mutually benefit from shared resources as part of a global supply arrangement. The Company has leveraged this deal to sign more strategic sourcing agreements such as a full route outsource agreement with Videotron, one of the largest Canadian cable operators. Under this agreement, Videotron will route 100% of its international voice traffic through the Company’s network and Videotron will continue to be one of the Company’s key suppliers of telecommunication services in Canada. Through it, the Company will become Videotron’s sole provider of international voice termination. By tapping into the Company’s extensive and robust voice infrastructure, Videotron will be able to offer its customers higher quality international calls at competitive rates. The Company’s advanced voice traffic management tools will also allow Videotron to effectively manage operational costs and increase focus on its core businesses and key growth areas.

The Company’s strategic voice traffic outsourcing enables providers to leverage the Company’s scale and routing expertise while reducing their exposure in the low-margin, high-risk international voice termination business.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes increased by 9% in fiscal 2011 over fiscal 2010. However, revenues decreased by 1.65% in fiscal 2011 due to a decrease in net revenue per minute. New telecom licensees rolled out their services in fiscal 2011. These operators did not have their own widespread network, resulting in an increase in NLD traffic. Gross revenues per minute decreased to  0.41 in fiscal 2011 as compared to  0.45 in fiscal 2010 due to price erosion across the telecom industry.

The Company’s NLD traffic grew by over 9% from 9.51 billion minutes in fiscal 2010 to 10.4 billion minutes in fiscal 2011. Increased competition through the issue of new NLD licenses, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. Despite continued shrinkage in the Company’s addressable market and falling tariffs, the Company has increased its market share. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, the Company is dependent on getting traffic from these access providers, many of whom have acquired their own NLD licenses. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. DoT has permitted sharing of active infrastructure. DoT has yet to accept TRAI’s recommendation to introduce unrestricted Internet Telephony, particularly PSTN interconnection in India. This may provide new avenues for the Company in the NLD business area, although margins may remain low.

Corporate Data Transmission

Leased Circuits and IRUs Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our GDMS segment, decreased by 15.54% during fiscal 2011. The decrease was predominantly due to price reductions. These services contributed approximately 9.69% and 12.32% in fiscals 2011 and 2010, respectively, of the Company’s total revenues.

Frame Relay and MDNS Services Revenue

Revenue from frame relay and MDNS services were  348 million and  379 million for fiscal 2010 and 2011, respectively. For fiscal 2011, we have seen a slight increase in revenues to the extent of  31 million (8.91%) over fiscal 2010 revenues due to higher revenues from existing customers.

Internet Leased Lines Revenue

Revenues from Internet leased lines increased by approximately 28% in fiscal 2011 as compared to fiscal 2010. The increase was predominantly due to growth in revenues from enterprise customers and the addition of new circuits.

Internet Revenue

Internet revenues decreased by 12.80% in fiscal 2011 as compared to fiscal 2010. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India, services offered by TCISL and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues decreased to approximately  5,273 million in fiscal 2011 from  6,201 million in fiscal 2010 due to higher price reductions for major customers.

Broadband revenues have decreased to  1,602 million in fiscal 2011 from  2,158 million in fiscal 2010 as there was more churn of broadband customers due to a focus on broadband services to small and medium businesses across India. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Other Revenue

Other revenue increased by 32.56% in fiscal 2011 over fiscal 2010 mainly due to an increase in revenues of VPN, data center services, Global roaming, Ethernet, hosting and operations and maintenance (O&M) services. VPN revenues grew to  3,502 million in fiscal 2011 from  2,008 million in fiscal 2010. IDC revenues grew to  3,143 million in fiscal 2011 from  2,389 million in fiscal 2010. Global roaming services contributed  3,686 million in fiscal 2011 as against  3,184 million in fiscal 2010. Hosting, Ethernet, TV uplinking and O&M revenue contributed  5,437 million in fiscal 2011 as against  4,479 million in fiscal 2010. Revenue from these services accounted for 20.18% of the Company’s total revenue in fiscal 2011 as compared to 16.34% in fiscal 2010.

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

In fiscal 2011, rent of landlines decreased by 11.06% as against a decrease of 26.76% in fiscal 2010. There has been an increase in off-net charges because of an increase in E1s (2MBPS circuits) leased by the Company (22,636 E1s in fiscal 2011 as against 19,799 E1s in fiscal 2010). As a percentage of revenue, rent of landlines decreased from 0.20% in fiscal 2010 to 0.16% in fiscal 2011. The decrease in the rent of landlines in spite of an increase in the number of E1’s was due to a reduction in the price per E1.

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

License Fees

The license fee payable by the Company to DoT is 6% of AGR. The Government of India defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the GoI. As explained under Item 4 above, we have certain disputes with the GoI over the calculation of AGR and therefore of license fees. The total amounts provided towards ILD, NLD and ISP licenses for fiscals 2011 and 2010 were  684 million and  785 million, respectively.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the Government of India provided that the Company would be refunded 10% of the license fees it paid towards NLD services for first five years, i.e. from fiscal 2002 to fiscal 2006. Accordingly, the Company took a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees for that period. Out of the total claim of  802.80 million,  793.10 million was reimbursed by DoT. The balance of the claim of  9.70 million is pending with DoT. The Company has requested that DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 2.05% in fiscal 2011 over fiscal 2010. The increase in other operating cost in fiscal 2011 was primarily due to our infrastructure roll-out and organizational growth. As a percentage of revenue, total other operating costs marginally decreased from 42.80% in fiscal 2010 to 40.69% in fiscal 2011. Details of some of the components of other operating costs were as follows:

•

Depreciation and amortization charges decreased from  14,074 million in fiscal 2010 to  13,980 in fiscal 2011 primarily due to some of the assets reaching the end of their economic useful lives during the year. Net additions in PP&E and intangible assets decreased from  21,175 million during fiscal 2010 to 10,624 million during fiscal 2011. The effective rate of depreciation on PP&E was 9.72% and 9.01% in fiscal 2010 and fiscal 2011, respectively. Because of investments in undersea cable assets, cloud computing assets, rollout of NLD and MAN networks and other PP&E, the Company expects its depreciation charge to increase in the foreseeable future.

Manpower costs constituted about 32.55% and 28.29% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs increased by 17.40% in fiscal 2011 as against an increase of 13.90% in fiscal 2010. The increase in fiscal 2011 was primarily due to an increase in manpower and normal increments. During 2011, the Company incurred severance costs of  269 million. As of March 31, 2011, the Company had a total of 6,539 employees, of which 5,250 employees (80%) were based in India. Outsourced manpower costs decreased by 31.44% from  2,070 million in fiscal 2010 to  1,419 million in fiscal 2011. Outsourced manpower costs constituted about 3.06% and 4.56% of other operating costs in fiscal 2011 and fiscal 2010.

•

Repairs and maintenance costs constituted about 10.50% and 10.10% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs increased by 6.09% in fiscal 2011 as against a decrease by 11.70% in fiscal 2010 mainly due to an increase in repairs and maintenance charges on plants and machinery, primarily cables, in the current year.

•

Legal and professional fees constituted 1.27% and 2.04% of other operating costs in fiscal 2011 and fiscal 2010, respectively. These costs decreased by 36.34% in fiscal 2011 as against an increase of 4.83% in fiscal 2010. In fiscal 2010 the amount was higher as the Company increased its operations outside India and incurred charges for advisory services related to the Company’s compliance with the covenants in its debt agreements.

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

Gain on Sale of Investments

The gain on sale of investments was  138 million and  347 million in fiscals 2011 and 2010, respectively. In fiscal 2011, the gain on sale of investments included a gain on the sale of mutual fund investments and a sale of ATG shares. In fiscal 2010, the gain on sale of investments was primarily from the sale of mutual fund investments. Profit from the sale of mutual funds reduced from  343.60 million during fiscal 2010 to  46.23 million during fiscal 2011. The reduction was due to a substantially lower level of investments in mutual funds in fiscal 2011 as compared to fiscal 2010. During fiscal 2011, there was also a gain of  91.73 million on the sale of the Company’s investments in ATG shares.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others increased to  762 million in fiscal 2011 from  673 million in fiscal 2010 due to loans made to SEPCO Group. During fiscal 2011, the Company had interest expense of  4,088 million on short-term and long-term debt as against  4,188 million in fiscal 2010. The decrease is primarily due to higher capitalization of interest in fiscal 2011 compared to fiscal 2010. In fiscal 2011 and 2010, the Company had interest income on income tax refunds of  40 million and  2,183 million related to its India operations, respectively.

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

Liabilities not required to be settled written back

During fiscal 2011, the Company wrote back liabilities of  625 million as against  304 million in fiscal 2010. The reason for liabilities written back was due to the expiration of the statute of limitations period during which the liabilities were not claimed by the creditors.

Other Income

Other income of  864 million in fiscal 2011 primarily included rental and space sharing income of  232 million, the recovery of bad debts, interest income from customers and scrap sales income of  183 million, a gain on the re-measurement of previously held interests in BitGravity on the acquisition date of  128 million and a termination fee from CEC for terminating the joint venture agreement amounting to  90 million. In fiscals 2011 and 2010, other income included rental and space sharing income of  232 million and  246 million, respectively.

Income Tax Expense

The statutory income tax rates in India were 33.22% for fiscal 2011 and 33.99% for fiscal 2010. For fiscal 2011, income tax expense was  765 million as against an income of  969 million for fiscal 2010. The Company incurred tax expense of  765 million since the Company’s operations outside India incurred losses which could not be set-off against the profits earned by the Company’s operations within India.

Fiscal 2010’s income tax benefit of  969 million was comprised of  1,831 million relating to tax expense and  2,800 million relating to excess tax provisions written back by the Company. The Company incurred tax expense of  1,831 million since the Company’s operations outside of India incurred losses which could not be set-off against the profits earned by the Company’s operations within India. The excess income tax provisions written back amounting to  2,800 million were attributable to the receipt of a favorable order by the Company from the Income Tax Appellate Tribunal (ITAT) pertaining to the reimbursement of DoT levy for fiscal 1994. After reviewing the records produced, the ITAT held that the relevant provisions of the law for reopening of the assessment were not followed by the Income Tax Department (ITD) and therefore quashed the reassessment order summarily. The ITD appealed to the High Court against the ITAT’s decision, but the High Court dismissed the appeal. The time limit allowing the ITD to appeal against the aforesaid Order of the High Court before the next higher judiciary, i.e. Supreme Court, has not yet expired.

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

An unfavorable outcome in the future on the tax disputes in respect of its tax holiday claim under Section 80-IA, claim for capital loss on sale of ICO Global, reimbursement of DoT levy by the GoI and penalties would negatively affect the Company’s results of operations by  6,275 million,  1,077 million,  5,530 million and  8,185 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties) were paid in full and classified as advance income taxes on the balance sheet. Penalties of  4,952 million (out of a total  8,185 million of penalties imposed by the tax authorities) were also paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to  3,233 million if the Company is unsuccessful in all of its significant tax disputes.

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscal 2010 and fiscal 2011, the Company’s equity ownership interest in UTL was 26.66%, in SEPCO was 43.16% and in Neotel was 27%. SEPCO is an investment company which owns 51% of the equity of Neotel. Therefore, the effective interest of the Company in Neotel was 49.01% in fiscal 2010 and 2011 for purposes of determining the Company’s share in net loss of equity method investees.

The Company’s share in the net loss of equity method investees in fiscal 2011 was  5,636 million as compared to  3,192 million in fiscal 2010 because the Company’s share in the net losses from Neotel and SEPCO increased from  3,197 million in fiscal 2010 to  5,534 million in fiscal 2011. Neotel is currently in its network and customer reach expansion phase which resulted in the losses.

Critical Accounting Policies

US GAAP

The Company prepares its statutory financial statements in accordance with Indian GAAP. U.S. GAAP differs in certain material respects from Indian GAAP. Principal differences insofar as they relate to the Company include differences in the measurement basis for acquisitions accounted for using the purchase method, determination of fair value of non-controlling interest and other assets and liabilities on acquisition, valuation of investments, measurement and accounting for impairment loss of long–lived assets, accounting for deferred income taxes, accounting for retirement benefits, compensated absences, financial instruments, proposed dividends and taxes thereon and the presentation and format of the financial statements and related notes.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies apply to and affect significant judgments and estimates used in the preparation of its consolidated financial statements.

Useful lives of Property, Plant and Equipment (PP&E) and Other Intangibles

We estimate the useful lives of property, plant and equipment and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets or the fair valuation done at the time of acquisition, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. The Company’s intangible assets include customer relationships, computer software, brand value and license costs. Customer relationships, computer software, license and spectrum are amortized using the straight-line method, over the estimated useful lives. The purchase of capacity on specified cables for a stated period of time which is substantially lower than the economic lives of the cables, are classified as an operating lease, and recognized as expense on a straight-line basis over the contracted period. Capacity purchase contracts which do not transfer the right to use any specific cable and do not identify capacity in a specific cable, and under which the service provider can meet its obligation by routing the Company’s traffic utilizing capacity in any of its cables depending on availability are accounted for as service contracts. Capacity expense under service contracts are recognized on a straight-line basis over the contract period.

Impairment of Long-Lived Assets

The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. The Company subjects such assets to a test of recoverability based on the undiscounted cash flows from the use or disposition of such assets. If the carrying amount of the asset exceeds the undiscounted cash flows, the Company recognizes an impairment loss measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying value or the fair value less the cost to sell. The undiscounted cash flows calculation uses various assumptions and estimates regarding future revenue, expenses and cash flows projections over the estimated remaining useful life of the asset or asset group. These forecasts are subject to changes in external factors, including adverse regulatory and legal rulings. If the asset is impaired, we recognize an impairment loss, as the difference between the carrying amount and the fair value of the asset. The adjusted carrying amount is the new cost basis.

Valuation of Goodwill

Goodwill is tested for potential impairment on an annual basis, which for the Company is performed on March 31 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments are generally one level below the operating segment and have been identified as international voice (included under the GVS operating segment), broadband Internet through optical fiber, broadband and dial-up Internet, CDN (all included under the GDMS operating segment) and South Africa Operations.

Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. However, if the carrying amount of a reporting unit is zero or negative, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

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

Income Taxes

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of realization of deferred income taxes and the timing of income tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. The Company measures deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income based on internal projections which are updated to reflect current operating trends the character of income needed to realize future tax benefits, and all available evidence. Income tax benefits from tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will sustain upon examination. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are recognized. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our financial condition and results of operations in future periods, as well as final review of our tax returns by taxing authorities, which, as a matter of course, are regularly audited by the Indian and foreign tax authorities. Upon adoption of ASC 740-10-25, the variation due to review could be minimized but may not be altogether eliminated.

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

Determination of non-controlling interest and other Assets and Liabilities on acquisition

Business combination transactions in which the Company obtains control over one or more businesses are accounted under the acquisition method. Identifiable assets acquired and liabilities assumed, and non-controlling interests are recognized at acquisition date fair values. Previously held interests in the acquire are remeasured to fair value at the acquisition date and any resulting gain or loss is recognized in earnings. Goodwill represents the excess of aggregate of the consideration transferred, fair value of the non-controlling interest and in a business combination achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree.

The fair value of property, plant and equipment was estimated using the depreciated replacement cost. Identifiable intangible assets consist mainly of customer relationships and brand. Fair values of customer relationships were determined using the excess earnings method and that of the brand using the royalty relief method.

The fair value of the non-controlling interest was estimated applying the income approach. The fair value measurement is based on forecast of revenues and earnings before interest, taxes, depreciation and amortization (referred to as EBITDA) which consists of significant inputs that are not observable in the market and thus represents a fair value measurement categorized within level 3 of the fair value hierarchy.

Segment Analysis

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) which allocate resources to and assess the performance of the segments of the Company.

Consequent to the merger of TCISL and Tata Communications, the Company changed its operational and organizational structure and realigned the retail internet business to Global Data and managed services. Consequently, the management has the following operating segments:

GVS: includes International and National Long Distance Voice services

GDMS: includes corporate data transmission services data centers, virtual private network, signaling and roaming services, television and other network and managed services.

Effective May 30, 2011 the Company had a new operating segment called South African Operations (SAO) on acquisition of controlling interest in SEPCO Group. SEPCO group is separately assessed by the CODM to allocate resources and assess performance. Product includes wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa

Previously the Company reported following operating segments:

GVS	:	GVS includes ILD and NLD voice services.

GDMS	:	GDMS includes Corporate Data Transmission services, data centers, virtual private network, signaling and roaming services, television and other network and managed services.

Others	:	Others primarily comprises of retail Internet business

Fiscal Year 2012 Compared to Fiscal Year 2011

The following is a summary of segment information for the fiscal years ended March 31, 2011 and March 31, 2012:

Segment	2011		2012				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	(millions)	(millions)	(millions)	US$ (millions)	(millions)	US$ (millions)	(millions)	(millions)%		%
GVS	65,516	10,015	68,241	1,341	11,631	228	2,725	1,616	4.16	16.14
GDMS	48,324	35,948	56,677	1,114	41,544	816	8,353	5,596	17.29	15.57
South Africa Operations	—	—	14,967	294	(1,551)	(30)	14,967	(1,551)	—	—

Total	113,840	45,963	139,885	2,749	51,624	1,014	26,045	5,661	22.88	12.32

Global Voice Solutions

Revenues from our GVS segment increased by 4.16% in fiscal 2012, from  65,516 million in fiscal 2011 to  68,241 million (US$ 1,341 million) in fiscal 2012 primarily due to a continuous focus on increasing volumes. In fiscal 2012 and 2011, the Company carried over 46.7 billion minutes and over 40 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 17 billion minutes in fiscal 2012 and 13 billion minutes in fiscal 2011. However, volumes in NLD services have decreased by approximately 18% to 8.56 billion minutes in fiscal 2012 from 10.39 billion minutes in fiscal 2011 and gross revenue per minute for this business decreased significantly from  0.41 in fiscal 2011 to  0.35 (US$ 0.007) in fiscal 2012. The segment results of GVS increased from  10,015 million in fiscal 2011 to  11,631 million in fiscal 2012, an increase of 16.14% due to increasing volumes.

Segment results of GVS were approximately 17.04% and 15.29% of total GVS revenues for fiscal 2012 and fiscal 2011, respectively.

The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Global Data and Managed Services

Revenues from our GDMS segment increased by 17.29% in fiscal 2012, from  48,324 million in fiscal 2011 to  56,677 million (US$ 1,114 million) in fiscal 2012. Though the Company witnessed volume growth, tariff drops were significant and the Company expects tariffs to continue to be under pressure. Also, other value-added services including mobile roaming and signaling, global roaming, data centers, TV uplinking, VPN and O&M, have all contributed to significant growth in segment revenues.

The segment result of GDMS increased from  35,948 million in fiscal 2011 to  41,544 million (US$ 816 million) in fiscal 2012, an increase of 15.57%. The GDMS segment results were 74.39% and 73.30% of GDMS segment revenue for fiscal 2011 and fiscal 2012, respectively.

South Africa Operations

Revenues from the South Africa Operations segment contributed  14,967 million (US$ 294 million) in fiscal 2012, with a segment results (loss) of  (1,551) million (US$ (30) million). The segment is carried out by the Company’s subsidiary Neotel which offers wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, and telephony and data services for retail customers in South Africa.

Fiscal Year 2011 Compared to Fiscal Year 2010

The following is a summary of segment information for the fiscal years ended March 31, 2010 and March 31, 2011:

Segment	2010		2011				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	(millions)	(millions)	(millions)	US$ (millions)	(millions)	US$ (millions)	(millions)	(millions)%		%
GVS	61,436	11,014	65,516	1,471	10,015	225	4,080	(999)	6.64	(9.07)
GDMS	44,644	32,820	48,324	1,085	35,948	807	3,680	3,128	8.24	9.53
Total	106,080	43,834	113,840	2,556	45,963	1,032	7,760	2,129	7.32	4.86

Global Voice Solutions

Revenues from our GVS segment increased by 6.64% in fiscal 2011, from  61,436 million in fiscal 2010 to  65,516 million in fiscal 2011 primarily because of a continuous focus on increasing volumes. In fiscal 2011 and 2010, the Company carried more than 40 billion minutes and 32.6 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 13 billion minutes in fiscal 2011 and 9.76 billion minutes in fiscal 2010. Similarly, volumes in NLD services have increased by approximately 9% to 10.39 billion minutes in fiscal 2011 from 9.51 billion minutes in fiscal 2010 and gross revenue per minute for this business decreased significantly from  0.45 in fiscal 2010 to  0.41 in fiscal 2011. The segment results of GVS decreased from  11,014 million in fiscal 2010 to  10,015 million in fiscal 2011, a decrease of 9.07% due to a decrease in margins.

Segment results of GVS were approximately 15.29% and 17.93% of total GVS revenues for fiscal 2011 and fiscal 2010, respectively.

Global Data and Managed Services

Revenues from our GDMS segment increased by 8.24% in fiscal 2011, from  44,644 million in fiscal 2010 to  48,324 million in fiscal 2011. Though the Company witnessed volume growth, tariff drops were significant and the Company expects tariffs to continue to be under pressure. Also, other value-added services including mobile roaming and signaling, global roaming, data centers, TV uplinking, VPN and O&M, have all contributed to significant growth in segment revenues.

The segment result of GDMS increased from  32,820 million in fiscal 2010 to  35,948 million in fiscal 2011, an increase of 9.53%. The GDMS segment results were 73.51% and 74.39% of GDMS segment revenue for fiscal 2010 and fiscal 2011, respectively.

Allocation of Costs Among Segments

Revenues and interconnect charges are directly attributable to each segment. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on the utilization of satellite and landlines by the businesses included in each segment. License fees for international voice and corporate data transmission services are allocated based on net revenues generated from these services. Depreciation and certain other costs cannot be allocated to GVS and GDMS, are classified as unallocable costs.

Telecommunication services are provided utilizing the Company’s property, plant and equipment which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Liquidity and Capital Resources

	2010	2011	2012
	( millions)	( millions)	( millions)	(US$ millions)
Cash flows provided by operating activities	14,413	11,678	8,169	161
Cash flows used in investing activities	(21,604)	(15,024)	(20,949)	(412)
Cash flows provided by/(used in) financing activities	4,186	7,847	8,063	158
Effect of foreign exchange on cash flows	344	(59)	644	13
Cash and cash equivalents, beginning of year	5,050	2,389	6,831	134

Cash and cash equivalents, end of year	2,389	6,831	2,758	54

Cash Flows Provided by Operating Activities

The Company generated  14,413 million,  11,678 million and  8,169 million (US$ 161 million) as cash from operating activities for fiscal 2010, fiscal 2011 and fiscal 2012, respectively. During fiscal 2012, there is an increase in net operating profit and decrease in cash flows from operations.

During fiscal 2012, the net impact of working capital and other non-current assets and liabilities changes was an outflow of  3,263 million (US$ 65 million) as against an outflow of  228 million in fiscal 2011 and an outflow of  397 million in fiscal 2010. The outflow of net working capital and other non-current assets and liabilities changes increased due to a combination of a net change in accounts receivable, advance income taxes (net), prepaid expenses and other current assets, other non-current assets, accounts payable and other current and non-current liabilities in fiscal 2012 over fiscal 2011. The changes in working capital and other non-current assets and liabilities arise primarily from the timing of receipts and payments related to our accounts receivable, other current and non-current assets, accounts payable and other current and non-current liabilities.

Cash Flows Used in Investing Activities

The Company used cash amounting to  21,604 million,  15,024 million and  20,949 million (US$ 412 million) towards investing activities during fiscal 2010, fiscal 2011 and fiscal 2012, respectively. The Company’s purchase of tangible and intangible assets net of sale proceeds was increased by  3,427 million in fiscal 2012 as against fiscal 2011. In fiscal 2011, the Company used net cash of  3,815 million during the year from sale of available for sale investments, net of purchases, which in 2012 was  1,291 million (US$ 26 million). The Company, during fiscal 2012, increased its stake in Neotel and provided loans to the extent of  3,445 million (US$ 68 million). The Company made additional investments in Bit Gravity of  308 million and provided loans of  4,028 million to Neotel in fiscal 2011. Also during fiscal 2011, the Company also received a refund which amounted to  748 million from CEC arising from dissolution of a joint venture. In fiscal 2010, a sum of  9.26 million was placed as interest bearing restricted deposits with banks due to statutory / legal requirements which matured in fiscal 2011 and had a value of  13 million. As of March 31, 2011, the Company had  76.25 million of interest bearing restricted deposits with banks due to statutory / legal requirements. As of March 31, 2012, the Company had  95.74 million of interest bearing restricted deposits with banks due to statutory / legal requirements.

Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of  4,186 million in fiscal 2010,  7,847 million in fiscal 2011 and  8,063 million (US$ 158 million) in fiscal 2012. During fiscal 2012, the Company’s proceeds from long-term borrowings net of repayment were  11,636 million, which the Company used for various capital expenditures and to augment growth plans. The Company repaid debt in an aggregate amount of  4,082 million (US$ 80 million) (net of fresh borrowings) in fiscal 2012 ranging from overnight overdrafts to short-term loans for a period up to one year. As of March 31, 2012, the Company had total long-term debt of  104,391 million (US$ 2,051 million) and cash and cash equivalents of  2,758 million (US$ 54 million) as against long-term debt of  55,164 million and cash and cash equivalents of  6,831 million as of March 31, 2011.

The cash flow activities from operating activities, used in investing and financing activities include impact of consolidation of Neotel from May 30, 2011 till March 31, 2012 in our financial statements.

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company for new and existing ventures and debt repayments are discussed below. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The extent to which financing is required in fiscal 2013 is discussed below. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets could be detrimental to the Company’s liquidity position and could cause delays and cost escalations in the Company’s business plans. Management expects to honor all its likely commitments through existing surplus cash and liquid investments and any balance through financing.

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of Directors’ Approval for Investments in South Africa

The Company owns 71.76% in SEPCO. SEPCO in turn owns 51% in Neotel, the second national telecommunications operator in South Africa. In addition to the above, the Company directly owns 27.5% in Neotel. The Board has approved an investment limit of up to US$ 538 million in Neotel.

Planned Capital Expenditures and Cash Requirements

The Company has forecasted total capital expenditures of approximately  19,949 million (US$ 392 million) in its annual operating plan for fiscal 2013 for upgrading facilities and setting up new networks and facilities. This is over and above the planned capital expenditure of 3,182 million (US$ 62.53 million) by Neotel.

The capital expenditures include a planned investment in ongoing cable systems (West Africa Cable system) for approximately  712 million (US$ 14 million).

Fall in Revenues due to Tariff Drops both in Voice and Data

The Company has gradually over the past years witnessed pricing pressures on its products and services, both in the GVS and Other segments. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline. These factors could cause revenues and profits to decline in fiscal 2013 and future periods, which would affect the working capital of the Company.

Unfavorable Resolution of Tax Disputes

An unfavorable outcome in the future in the tax disputes in respect of its tax holiday claim under Section 80-IA, reimbursement of DoT levy by the GoI, claim for capital loss on sale of ICO Global, and transfer pricing disputes and penalties would negatively affect the Company’s results of operations by  6,275 million,  5,530 million,  1,077 million,  2,228 million and  8,175 million, respectively.

Taxes and interest relating to these tax disputes (other than penalties) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of  4,956 million (out of total of  8,175 million of penalties imposed by tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to  3,209 million if the Company is unsuccessful in all of its significant tax disputes.

Details of Loan Facilities and Financing Requirements

In fiscal 2012 and fiscal 2011, the Company’s outstanding loan balance increased by approximately 46,620 million and  7,231 million, respectively, consisting of an decrease in short-term borrowings of  6,610 million and an increase in short-term borrowing of  4,682 million in fiscal 2012 and 2011 respectively, an increase in long-term borrowings of  53,230 million and  2,549 million in fiscal 2012 and fiscal 2011, respectively. The increase in long-term borrowings in fiscal 2012 is mostly attributable to inclusion of borrowings of South African subsidiary Neotel with effect from fiscal 2012. The unsecured short-term borrowings carried a weighted average interest rate of approximately 2.57% per annum and 2.95% per annum in fiscal 2012 and fiscal 2011, respectively. The long-term borrowings consist of secured and unsecured term loans (mainly denominated in U.S. Dollar, ZAR and Rupee). U.S. Dollar denominated loans carried a fixed interest rate of 3.95% and 4% per annum and variable interest rates ranging from Libor plus 65 basis points to 470 basis points per annum, ZAR denominated loans carried a fixed interest rate of 12.73% per annum and variable interest rates ranging from Jibar plus 250 basis points to 675 basis points per annum, and Indian Rupee loans were at interest rates ranging between 5.95% to 11.70% per annum. The maturity dates of these loans range from April 2012 to September 2021. Please refer note 16 in the Company’s consolidated financial statements for additional information. As of March 31, 2012, the Company’s total interest bearing debt was 295% of total shareholders’ equity as compared to 176% on March 31, 2011.

The Company has unutilized lines of short-term credit facilities of  5,921 million (US$ 116 million) and  3,272 million as of March 31, 2012 and March 31, 2011, respectively and  539 million (US$ 11 million) and  484.40 million of long-term credit facilities as of March 31, 2012 and March 31, 2011, respectively.

In fiscal 2013 (excluding the South African subsidiary Neotel), the Company would not require any incremental debt financing as per the annual operating plan for fiscal 2013. Neotel would require an additional financing of approximately  3,420 million (US$ 67 million) to meet its likely commitments which are primarily capital expenditures. The additional financing for Neotel may be obtained by way of equity contributions from shareholders. These contributions will likely to be in ZAR. Further, the Company intends to refinance/repay  9,798 million (US$ 193 million) of short-term loans and  5,061 million (US$ 99 million) of long-term loans maturing in fiscal 2013. The repayment / refinance of the above referenced loans will be through internal accruals and/or loans from Indian and overseas banks / financial institutions. Though the Company has the option to raise financing in various currencies, these loans will likely to be denominated mainly in Indian Rupee, U.S. Dollar and ZAR. The Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approvals (including the GoI).

Details of Loan covenant restrictions applicable to long term U.S. Dollar denominated loans:

For fiscal 2012 and fiscal 2011, the financial loans covenants are applicable to long-term Dollar denominated loans of the company. The financial covenants are based on the annual consolidated financial statements of the Company prepared in accordance with Indian Accounting Standards (referred to as Indian GAAP). In accordance with the loan agreements, for the purpose of calculating our compliance with our covenants, we exclude the financial statements of VSNL SNOSPV, a subsidiary, SEPCO, and UTL, joint ventures and Neotel a subsidiary of SEPCO (referred to as Relevant Group).

A breach of any financial covenant will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2011 and fiscal 2012 are set out in the table below. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table.

No.	Loan balance as of March 31, 2011 to which Financial Covenant is applicable	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2011	Actual level pertaining to financial covenant for the fiscal 2012
1	33,109 million	55,513 million (US$ 1,091 million)	Tangible Net Worth of the Relevant Group	Levels for 11,289 million (US$ 222 million)	Tangible net worth was 46.82 billion	Tangible net worth was 44.09 billion (US$ 0.9 billion)
As of March 31, 2011 and 2012 must exceed 25 billion As of March 31, 2013 must exceed 35 billion. As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 42 billion.
Levels for 44,224 million (US$ 869 million) loan
As of March 31, 2011, 2012 and 2013 must exceed 40 billion. As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 45 billion.

No.	Loan balance as of March 31, 2011 to which Financial Covenant is applicable	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2011	Actual level pertaining to financial covenant for the fiscal 2012

2	33,109 million	55,513 million (US$ 1,091 million)	Ratio of Total Net Fixed Assets of the Relevant Group to Net Debt	Levels for 11,289 million (US$ 222 million) loans Should exceed 1.6 times Levels for 44,224 million (US$ 869 million) loan Should exceed 1.75 times	The ratio of Total Net Fixed Assets to Net Debt was For 9,694 million loans—2.84 times. For 23,415 million loans—2.62 times.	The ratio of Total Net Fixed Assets to Net Debt was For 23,510 million (US$ 462 million) loans—2.34 times. For 32,003 million (US$ 629 million) loans—2.17 times.

3	33,109 million	55,513 million (US$ 1,091 million)	Ratio of Net Debt to EBITDA and limit on Net Debt	Levels for 11,289 million (US$ 222 million) loans	Net Debt to EBITDA ratio was 3.72 times and the Net Debt was US$ 1,326.36 million.	Net Debt to EBITDA ratio was 3.96 times and the Net Debt was US$ 1,487 million.
For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 3.25:1, Net Debt should not exceed US$ 2.3 billion
Levels for 32,003 million (US$ 629 million) loan

For fiscal 2011 if the ratio of Net Debt to EBITDA is greater than 3.00:1, Net Debt should not exceed US$ 2.3 billion

For fiscal 2012 if the ratio of Net Debt to EBITDA is greater than 3.00:1, Net Debt should not exceed US$ 2.5 billion

Levels for 12,221 million (US$ 240 million) loan
For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 3.5:1, Net Debt should not exceed US$ 2.5 billion

No.	Loan balance as of March 31, 2011 to which Financial Covenant is applicable	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2011	Actual level pertaining to financial covenant for the fiscal 2012

4	33,109 million	55,513 million (US$ 1,091 million)	The ratio of EBITDA to Net Interest Expense	Levels for 11,289 million (US$ 222 million) loans	The ratio of EBITDA to Net Interest Expense was 3.76 times.	The ratio of EBITDA to Net Interest Expense was For 43,292 million (US$ 851 million) loans—4.63 times. For 12,221 million (US$ 240 million) loans—5.20 times.
EBITDA in fiscals 2011 to 2014 should exceed Net Interest Expense as follows: 2011—2.25 times 2012—2.75 times 2013—3.10 times 2014 and beyond—3.25 times
Levels for 32,003 million (US$ 629 million) loan
EBITDA in fiscals 2011 to 2014 should exceed Net Interest Expense as follows: 2011—2.25 times 2012—2.75 times 2013—3.75 times 2014 and beyond—4.00 times
Levels for 12,221 million (US$ 240 million) loan
2012—2.75 times 2013—3.10 times 2014 and beyond—3.25 times

5	33,109 million	55,513 million (US$ 1,091 million)	Ratio of Net Debt to EBITDA.	Levels for 11,289 million (US$ 222 million) loans	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2011.	This covenant is applicable from fiscal 2013 onwards and hence not relevant for fiscal 2012.
In fiscal 2013 and beyond, Net Debt should not exceed 3.25 times EBITDA.
Levels for 32,003 million (US$ 629 million) loan
In fiscals 2013 and beyond, Net Debt should not exceed 3.00 times EBITDA.
Levels for 12,221 million (US$ 240 million) loan
In fiscals 2013 and beyond, Net Debt should not exceed 3.50 times EBITDA.

Definitions:

“Tangible Net Worth” means, as at any particular time, shareholders’ funds less (but without double counting) any amount included in shareholders’ funds which is attributable to:

a.	goodwill;

b.	amounts set aside for tax;

c.	minority interests;

d.	the amount by which the net book value of any asset has been written up after March 31, 2006 (or, in the case of a person becoming a member of the Relevant Group after that date, the date on which that person became or becomes a member of the Relevant Group) by way of revaluation or on its transfer from one member of the Relevant Group to another; and

e.	any dividend or other distribution declared, recommended or made by any member of the Group,

But ignoring any variation in the credit or debit balance on the Relevant Group consolidated profit and loss account since the date of the then-latest audited consolidated balance sheet of the Relevant Group except to the extent reflected in any later Relevant Group consolidated profit and loss statement.

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

It may be noted that in case of  23,510 million (US$ 462 million) loans last traded value of TTSL is taken at 100% and in case of  32,003 million (US$ 629 million) loan last traded value of TTSL is taken at 75%.

“Net Debt” means at any time, without double counting, the aggregate net amount of all borrowings of the Relevant Group:

a.	excluding any working capital or similar facilities (the proceeds of which are applied solely towards working capital purposes) which are (i) not made available in cash by way of short term or long term loans; and (ii) not exceeding an aggregate amount of US$ 75,000,000 (or its equivalent in any other currency or currencies); and

b.	reducing by any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means for surplus funds investment by the Relevant Group.

“EBITDA” definition for  43,292 million (US$ 851 million) loans:

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

iii.	any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Relevant Group; and

iv.	extraordinary and exceptional items (excluding tax, license fee refunds and any interest on such refunds); and

b.	after adding back all amounts provided for depreciation and amortization for that Relevant Period, as determined from the financial statements of the Relevant Group.

“EBITDA” definition for  12,221 million (US$ 240 million) loans:

“EBITDA” means, in relation to any relevant fiscal year, the total consolidated profit of the Relevant Group for that relevant fiscal year:

a.	before taking into account:

i.	Interest Expense;

ii.	tax;

iii.	any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Relevant Group; and

iv.	extraordinary and exceptional loss; and

b.	after adding back all amounts provided for depreciation and amortization for that Relevant Period, as determined from the financial statements of the Relevant Group.

For avoidance of doubt, EBITDA for any Relevant Period includes any extraordinary and exceptional gains including Tax and license fee refunds and any interest on such refunds in that Relevant Period.

“Interest Expense” definition for 43,292 million (US$ 851 million) loans:

“Interest Expense” means, in relation to any Relevant Period, the aggregate amount of interest and any other finance charges (whether or not paid, payable or capitalized) accrued by the Relevant Group in the relevant fiscal year in respect of borrowings including:

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

“Interest Expense” definition for  12,221 million (US$ 240 million) loans:

“Interest Expense” means, in relation to any Relevant Period, the amount of interest shown as “interest expense” in the profit and loss account of the Relevant Group in that Relevant Period in respect of borrowings

“Net Interest Expense” means Interest Expense less all income received by the Relevant Group in the relevant fiscal year in respect of any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means of surplus funds investment of the Relevant Group.

Based on the covenants levels as on March 31, 2012, the Company excluding the South African subsidiary Neotel could have raised additional debt of  18,110 million without breaching any of its debt covenants as of March 31, 2012. Accordingly, considering the Company’s current financial position, and taking into account management’s assessment of its business potential, the Company anticipates that it will continue to comply with the covenants described above.

Details of Loan covenant restrictions applicable to Long term ZAR denominated loans:

For fiscal 2012, the financial loans covenants are applicable to long-term ZAR denominated loans in Company’s South African subsidiary Neotel.

A breach of any financial covenant, if not waived will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2012 and beyond are set out below in table. The covenants No. 1 to 4 for fiscal 2012 were waived by lenders.

No.	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant
1	29,342 million (US$ 577 million)	EBITDA Levels	EBITDA in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions
			Sep 30, 2011	:	(420)
			Dec 31, 2011	:	(120)
			Mar 31, 2012	:	400
			Jun 30, 2012	:	760
			Sep 30, 2012	:	1,030
			Dec 31, 2012	:	1,230
			Mar 31, 2013	:	1,310
			Jun 30, 2013	:	1,480
			Sep 30, 2013	:	1,650
			Dec 31, 2013	:	1,800
			Mar 31, 2014	:	1,940
			Jun 30, 2014	:	2,060
			Sep 30, 2014	:	2,170
			Dec 31, 2014	:	2,270
			Mar 31, 2015	:	2,340
			Jun 30, 2015	:	2,420
			Sep 30, 2015	:	2,490
			Dec 31, 2015	:	2,570
			Mar 31, 2016	:	2,650

No.	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant
2	29,342 million (US$ 577 million)	Total Group Revenue Levels	Total Group Revenue in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions
			Sep 30, 2011	:	2,540
			Dec 31, 2011	:	2,840
			Mar 31, 2012	:	3,350
			Jun 30, 2012	:	3,760
			Sep 30, 2012	:	4,070
			Dec 31, 2012	:	4,360
			Mar 31, 2013	:	4,570
			Jun 30, 2013	:	4,870
			Sep 30, 2013	:	5,170
			Dec 31, 2013	:	5,440
			Mar 31, 2014	:	5,670
			Jun 30, 2014	:	5,880
			Sep 30, 2014	:	6,080
			Dec 31, 2014	:	6,270
			Mar 31, 2015	:	6,450
			Jun 30, 2015	:	6,610
			Sep 30, 2015	:	6,770
			Dec 31, 2015	:	6,920

3	29,342 million (US$ 577 million)	Mid-Market Revenue Levels	Mid-Market Revenue in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions
			Sep 30, 2011	:	80
			Dec 31, 2011	:	80
			Mar 31, 2012	:	80
			Jun 30, 2012	:	120
			Sep 30, 2012	:	160
			Dec 31, 2012	:	210
			Mar 31, 2013	:	260
			Jun 30, 2013	:	320
			Sep 30, 2013	:	370
			Dec 31, 2013	:	440
			Mar 31, 2014	:	500
			Jun 30, 2014	:	570
			Sep 30, 2014	:	640
			Dec 31, 2014	:	720
			Mar 31, 2015	:	800
			Jun 30, 2015	:	890
			Sep 30, 2015	:	990
			Dec 31, 2015	:	1,090

No.	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant
4	29,342 million (US$ 577 million)	Capital Costs	The Capital Costs incurred in respect of each Historic Test Period ending on the Quarter Date below shall not exceed or be less than the amount set out next to that Quarter Date (the “Column B Amount”) by more than 10% : ZAR millions
			Sep 30, 2011	:	598
			Dec 31, 2011	:	446
			Mar 31, 2012	:	481
			Jun 30, 2012	:	425
			Sep 30, 2012	:	449
			Dec 31, 2012	:	568
			Mar 31, 2013	:	629
			Jun 30, 2013	:	729
			Sep 30, 2013	:	870
			Dec 31, 2013	:	850
			Mar 31, 2014	:	885
			Jun 30, 2014	:	855
			Sep 30, 2014	:	831
			Dec 31, 2014	:	833
			Mar 31, 2015	:	837
			Jun 30, 2015	:	872
			Sep 30, 2015	:	915
			Dec 31, 2015	:	895
			Mar 31, 2016	:	875

5	29,342 million (US$ 577 million)	Total Debt plus Mezzanine Debt to Shareholder Equity Ratio	The ratio of Total Debt plus Mezzanine Debt to Shareholder Equity shall not exceed 1.5:1 Actual level for Fiscal 2012: 1.14
If Neotel (i) satisfies the undertakings set out in point 1 above (EBITDA) at any Quarter Date; and (ii) breaches any one or more of the undertakings set out in clauses 2, 3 and/or 4 above (the Breached Undertakings) Neotel shall be entitled to request the Agent (acting in its sole and absolute discretion) to waive the Breached Undertakings.

Historic Test Period means last four consecutive financial quarters.

Basis of Calculation

The calculation of ratios and other amounts shall be made by reference to the latest annual financial statements and/or quarterly management Accounts and/or latest updated financial model and other financial information of Neotel, or other period in relation to which the calculation is made.

Other material limitations—Debt and non-debt financing with respect to Tata Communications Limited:

Panatone Finvest Limited and the GoI agreed in the Shareholders’ Agreement that the Company would not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include, among other things, the granting of any security or incurring of indebtedness in excess of the net worth of the Company per se. In the event that Panatone Finvest Limited and the GoI fail to agree on such matter, their disagreement could result in the Company’s inability to borrow funds for future expansion.

However the Board of Directors of the Company including the nominee directors of the GoI and Panatone Finvest Limited agreed to allow the Company to raise debt, create security and provide guarantees for debt which may in the aggregate exceed the net worth of the Company per se by up to  41,990 million, subject to the Company obtaining shareholders’ approval in the event the borrowings of the Company on a unconsolidated basis exceed the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2012 stood at  71,370 million and unconsolidated (standalone) borrowings of the Company as on March 31, 2012 stood at  13,473 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

The authorized share capital of the Company is  4,000 million (  3,000 million as on March 31, 2011) of which the issued share capital is  2,850 million at a par value of  10 per share. The Ministry of Corporate Affairs (MCA) gave effect in its records to an increase in the Company’s authorized capital from  3,000 million to  4,000 million in the current fiscal year 2012. In December 2007, the Company’s Board approved a merger (VBL Merger) of the Company’s wholly owned subsidiary, VSNL Broadband Limited (VBL), with and into the Company. The Honorable Bombay High Court approved the VBL Merger in its order dated 3 April 2009. In December 2011, the MCA gave effect in its records to the VBL Merger, i.e. the MCA merged the records of VBL into the Company. The authorized capital of VBL was  1,000 million and was also merged into the Company by the MCA. Consequently, the authorized capital of the Company increased from  3,000 million to  4,000 million. The Company’s Board approved submitting a proposal to the GoI in fiscal 2010 for its concurrence that, if it is approved by the GoI would result in the authorized share capital of the Company further increasing. The proposal and alternatives are being looked into by the concerned parties. In light of the Company’s expected capital needs and other available sources of funds, including debt and internally generated funds, and the Company’s ability to raise equity if necessary by increasing paid-up capital, without increasing authorized capital, the Company does not believe that the failure to increase its authorized share capital will have an adverse effect on the Company.

Disclosure on Short Term Borrowings:

The Company’s short term borrowings were in the nature of Buyer’s credit, Overdrafts and Bilateral Bank Loans.

Buyers Credit:

Buyer’s credit funds were availed for financing trade imports as and when required. Buyers credit are offered by banks for funding capital goods imports with an option to roll over the facility for a maximum period of three years which results in cash liquidity for a longer period at short term-rates.

The lenders for these transactions are banks and hence there is minimal credit risk.

We availed ourselves of buyer’s credit as and when there were capital imports which resulted in peak borrowing. Our use of buyer’s credit explains the difference between our average borrowings for fiscal 2012 and borrowings outstanding as at March 31, 2012 appearing in Table 1 below.

Overdrafts and Bilateral Bank Loans:

We availed ourselves of bilateral bank loans and overdrafts to meet our working capital shortfalls. The lenders for these transactions are banks, therefore there is minimal credit risk.

Our short-term borrowings were requirement-based resulting in peak borrowing as appearing in the table below. A portion of these short-term borrowings were repaid during the year and a portion were borrowed mid-year which explains the difference between average borrowings for fiscal 2012 and borrowings outstanding as at March 31, 2012 detailed in the table below.

CATEGORY	Currency	Amount Outstanding as at end Mar 2012	Average amount outstanding during the year	Maximum Amount outstanding during the year	Weighted Average Interest rate for the year
		millions	millions	millions	millions
India
Buyers credit	US$	24.71	27.22	30.03	2.55%
Overdrafts		—	11.04	883.26	10.30%

International

Overdrafts	US$	20.37	2.26	28.28	3.25%
Short term borrowings	US$	150	175.44	240	2.62%

SNOSPV
Short term borrowings	US$	—	50.81	75	2.15%
Overdrafts	US$	20	17.50	20	3.50%
TCTSL
Short Term Borrowings	GBP	—	0.59	0.97	1.77%
Overdrafts		4.37	16.86	157.31	12.80%

Off-Balance Sheet Arrangements

The Company provided a guarantee of  5,485 million to the buyer of the shares in TTSL that we owned prior to fiscal 2009 in respect of certain representations and warranties, mainly relating to the validity of our title to and sale of TTSL shares and the validity of TTSL’s telecommunication license.

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2012:

	Payments Due by Period ( millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt	104,391	5,060	47,327	26,569	25,435
Purchase Obligations	6,975	6,342	633	—	—
Other Long Term Contractual Commitments (1)	4,581	3,556	831	89	105
Operating Lease Obligations	21,916	3,410	6,350	4,823	7,333

(1)	The other long term contractual commitments consist primarily of bank guarantees amounting to 1,996 million and standby letters of credit amounting to 2,585 million.

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecast total capital expenditures of approximately  23,131 million (US$ 454.53 million) including a forecast for Neotel in its annual operating plan for fiscal 2013 for upgrading facilities and setting up new networks and facilities. The bulk of the capital expenditures will be made to enhance the transmission capacities and last-mile connectivity of the Company, both inland and offshore, the primary benefit of which will be an expansion in our capacity, but the enhancements will also improve network resilience, expand network reach, optimize our network and enable us to offer newer services and solutions. The data and Internet product businesses of the GDMS segment of the Company will derive the most benefits from these advancements. In addition, the Company expects to make capital expenditures to grow its ILD voice business, including expenditures to develop and acquire information technology assets, sustenance capital expenditures and expenditures to enhance infrastructure. The Company also expects to make capital expenditures to develop infrastructure that will be able to be used in all segments of the Company.

Research and Development, Patents and Licenses

The Company conducts its own internal research and development and strives to protect these efforts through applicable intellectual property rights regimes in order to achieve its strategic goals and to remain a leader in current technological advancements. The main focus of the Company’s internal research and development activity is the exploration of suitable technologies that will enable the Company to best serve its customers, gain a competitive advantage in the telecommunications market and reduce its cost of operations. The research and development that the Company has focused on in recent years has been on access technologies, content delivery systems, tools for network optimization, applications for network inventory systems and Internet applications.

In accordance with the Company’s accounting policy on research and development, all costs incurred in connection with research and development by the Company are charged to the income statement under the relevant line items.

Financial and Management Accounting and Reporting Systems

The Company was subject to various laws and GoI policies in respect of public sector enterprises and followed procedures appropriate for a public sector entity until its privatization in fiscal 2002. Consequently, the Company did not have the financial and management accounting and reporting systems that are typical of private comparable companies outside India. Although the Company initiated various steps to improve its processes and systems, the Company must continue to invest in improving its processes and systems in light of the dynamic conditions and changes within the industry in which it operates. In addition, the Company has grown quickly as a result of significant acquisitions in fiscal 2006. In fiscal 2009, the Company introduced new processes and upgraded the ERP system for its international operations due to which the accounting and reporting systems have significantly stabilized.

In June 2011, the Company upgraded the ERP system for Indian operations to the latest and improved version. The Company migrated most of the entities of the group to a common ERP system in fiscal 2012 and is also implementing a specialized tool for planning and consolidation which is expected to be completed during fiscal 2013.

The Company has made and will continue to make significant efforts to further develop and maintain effective accounting and reporting systems.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Principal Officers

The Company is managed by its board of directors (the “Board”). The Indian Companies Act, 1956 (the “Act”) and the Company’s Articles of Association (the “Articles”) provide for a Board of not less than three and not more than twelve directors.

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

•

If a person who is not a party to the SHA acquires Company shares or the right to appoint directors from the GoI, Panatone Finvest Limited or another party to the SHA and requests the right to nominate one or more directors, such person will be entitled to nominate one or more directors depending on the percentage of equity shares of the Company held by such person.

•	The proportion of representation of the GoI and Pantone Finvest Limited on any committees or sub-committees of the Board must be the same as that of such party on the Board.

•

In the event the Board constitutes a share transfer committee for the purpose of effecting the transfer of Company shares, such share transfer committee must include one nominee each of Panatone Finvest Limited and the GoI.

•	As long as Panatone Finvest Limited holds 25% of the voting equity shares of the Company, one of the directors nominated by Panatone Finvest Limited must be the Managing Director of the Company.

As of July 31, 2012, the Board had eleven directors—three independent directors, two directors nominated by the GoI and six directors nominated by Panatone Finvest Limited.

As reported to the Indian Stock Exchanges, the Company has as its Chairman a non-executive director (Independent Director) and hence as per Clause 49(IA) of the Listing Agreement with Indian Stock Exchanges at least one-third of the Board must be comprised of independent directors. In February 2002, when the GoI transferred 25% of its stake in the Company to Panatone Finvest Limited, SHA and SPA were signed and the said agreements sets forth the rights of Panatone Finvest Limited and the Government to nominate directors on the Board of the Company. The relevant clauses from the agreements were incorporated in the Memorandum and Articles of Association of the Company. Under the Articles of Association and in accordance with the agreements referred to above, the Board is to be comprised of 12 directors, four of which must be independent directors and the Government and Panatone Finvest Limited are entitled to recommend two independent directors each.

As on July 31, 2012, the Board was comprised of 11 directors out of which 3 were independent directors thus falling below the stipulated requirement of having one third of the directors as independent directors. Two out of the three independent directors on the Board were recommended by the Strategic Partner and the remaining one independent director was recommended by the Government. Since June 2011, the Government is in the process of recommending the name of the other independent director. The Company has been requesting the Government time and again to recommend the name of one more independent director. The Government in its letter dated 27 April 2012 indicated that the process for recommending the name of another independent director is being pursued vigorously to complete formalities and obtain approvals within the Government.

Until such time the recommendation of name of one more independent director is received from the Government and the Board appoints one more independent director, the Company will not be compliant with Clause 49(IA) (ii) of the Listing Agreement with Indian Stock Exchanges i.e., to have one third of the directors as independent directors.

Mr. PV Kalyanasundaram, who was nominated by the GoI and appointed as an independent director, ceased to be a director with effect from 20 May 2011. Dr. V.R.S Sampath, who was nominated by the GoI and appointed as an independent director, ceased to be a director with effect from 2 June 2011. On the recommendation of the Government, the Board has appointed Mr. Uday B. Desai as an independent director with effect from. 6 June 2011. With effect from August 9, 2011, Mr. AK Mittal, Senior Deputy Director General (AS), DoT was appointed as a government nominee director in place of Mr. AK Srivastava, then Deputy Director General (AS); and Mr. Saurabh Tiwari, Deputy Director General (LF.II), DoT was appointed as a Government nominee director in place of Mr. Shahbaz Ali.

The business address of each of the directors is the registered office of the Company. As of July 31, 2012, the directors, their positions and terms were as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava	70	Independent Director and Chairman	Liable to retire by rotation	May 2002
Vinod Kumar	47	Managing Director and Group Chief Executive Officer	Non-retiring Director	February 2007
Srinath Narasimhan	50	Director	Non-retiring Director	February 2002
Kishor A. Chaukar	65	Director	Liable to retire by rotation	July 2002
Amal Ganguli	73	Independent Director	Liable to retire by rotation	July 2006
S. Ramadorai	68	Director	Liable to retire by rotation	June 2007
A.R.Gandhi	69	Director	Liable to retire by rotation	September 2007
Dr. Ashok Jhunjhunwala	59	Director	Liable to retire by rotation	October 2008
Uday B Desai	61	Independent Director	Liable to retire by rotation	June 2011
Ajay Kumar Mittal (1)	57	Director (GoI Nominee)	Liable to retire by rotation	August 2011
Saurabh Tiwari (1)	45	Director (GoI Nominee)	Liable to retire by rotation	August 2011

(1)	Typically, nominee directors continue on the Board for so long as the nomination is not changed by the GoI.

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

Set forth below is selected biographical information for the Company’s directors:

MR. SUBODH BHARGAVA

CHAIRMAN

Mr. Subodh Bhargava, born in 1942, holds a Degree in Mechanical Engineering from IIT, Roorkee. He started his career with Balmer Lawrie & Co., Kolkata before joining the Eicher group of companies in Delhi in 1975. On March 31, 2000, he retired as the Group Chairman and Chief Executive and is now the Chairman Emeritus, Eicher group.

He is the past President of CII and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. Over several years, he has been a key spokesperson for Indian industry, contributing to and influencing government policy while simultaneously working with industry to evolve new responses to the changing environment.

He was a member of the Insurance Tariff Advisory Committee, of the Economic Development Board of the government of Rajasthan. He was also the chairman of the National Accreditation Board for Certifying Bodies (NABCB) under the aegis of the Quality Council of India (QCI).

Mr. Bhargava has been closely associated with technical and management education in India. He was the Chairman of the Board of Apprenticeship Training and a Member of the Board of Governors of IIT, Roorkee; The Indian Institute of Foreign Trade, New Delhi; Indian Institute of Management, Indore; and the Entrepreneurship Development Institute of India, Ahmedabad.

He is currently on the Board of Governors of IIM Lucknow, IIM Kashipur and other Institutions for Engineering and Business Management Education; the Centre for Policy Research; and a Member, of the Technology Development Board, Ministry of Science & Technology, Govt. of India.

He has been conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee and the Gaurav Shri Award in 2011 by Agra University. He has also been recognized as the “Best Independent Director 2011” by Asian Center for Corporate Governance and Sustainability.

Mr. Bhargava is the Chairman of the Company.

MR. VINOD KUMAR

MANAGING DIRECTOR & GROUP CEO

Vinod Kumar is Managing Director of the Company. Mr. Kumar joined the Company in April 2004, just when the company was embarking on its international growth. He was closely associated with the acquisitions of TGN and Teleglobe and assumed responsibility as Managing Director of the Company’s international operations. Subsequently, he was promoted to Chief Operating Officer, while managing the GDMS business unit as well as the Engineering and Operations functions. Mr. Kumar was also appointed as a non-executive director on the Company Board in February 2007. In February 2011, Mr. Kumar was appointed as the Managing Director and CEO of the Company.

Mr. Kumar has been at the forefront of the Company’s shift away from traditional network services towards managed services and recently, cloud computing.

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

Mr. Kumar is a Member of the Board of the Economic Development Board, the lead government agency responsible for planning and executing strategies to enhance Singapore’s position as a global business center and grow the Singapore economy. Mr. Kumar is also a Member on the Governing Council of Human Capital Leadership Institute in Singapore, a premier institution for raising human capital management capabilities in Asia.

Mr. Kumar was born in 1965 and graduated with honors in Electrical and Electronic Engineering from the Birla Institute of Technology and Science in India.

MR. NARASIMHAN SRINATH

DIRECTOR

Mr. N. Srinath, born in 1962, has a degree in Mechanical Engineering from IIT (Chennai) and a Management Degree from IIM (Kolkata), specializing in Marketing and Systems.

Since joining the Tata Administrative Services in 1986, Mr. Srinath has held positions in Project Management, Sales & Marketing, and Management in different Tata companies in the ICT sector over the last 25 years.

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

Mr. Srinath joined the Company (then known as VSNL) in 2002 as Director (Operations) when the Tata group was selected as the strategic partner at the Company. He was appointed as the Managing Director and CEO of the Company. Under his leadership, the Company has transformed from a monopoly, public sector undertaking into a global communications services provider offering advanced network, managed and cloud services to customers worldwide.

Mr. Srinath has received several recognitions in the telecom industry. He was named the ‘Telecom CEO of the Year’ in Asia by the leading publishing group Telecom Asia in the 2006 edition of their awards. The Institute of Economic Studies, a research oriented organization, conferred its Udyog Rattan Award on Mr. Srinath in November 2006. In 2008 and 2009, Mr. Srinath was named as the world’s eighth most influential telecom personality by the Global Telecoms Business magazine as well as the ‘Telecom Person of the Year’ by the India-based Voice and Data magazine in 2008.

Since February 1, 2011 he has been the Managing Director of Tata Teleservices Limited one of India’s leading mobile service providers.

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar (65), currently the Managing Director of Tata Industries Limited (TIL), is a post-graduate in Management from the Indian Institute of Management at Ahmedabad.

TIL is the smaller of the two principal holding companies of the Tata Group, one of India’s largest and best-known conglomerate. TIL acts as the new projects promotion arm of the Group, and spearheads the entry of the Group in the emerging, high-tech and sunrise sectors of the economy.

In his capacity as Managing Director of TIL, Mr. Chaukar is responsible for enhancing the value and interest of TIL in TIL divisions and in companies where TIL has made investments. One of the tasks performed in the quest for this value enhancement is to provide strategic direction to these companies.

Mr. Chaukar is a member of the Group Corporate Centre, which is engaged in strategy formulation at the House of Tata. He also chairs the Tata Council for Community Initiatives—the nodal forum of the Group on matters related to corporate sustainability.

Mr. Chaukar is a member of the Board and Advisory Board of several national and international organizations in the Corporate Sustainability and Human Rights space, such as Social Accountability International, New York, Shell Foundation Breathing Space India Advisory Board—New Delhi, and the Tata Memorial Centre—Mumbai.

Mr. Chaukar was previously the managing director of ICICI Securities & Finance Company Ltd. (July 1993 to October 1998), and a member of the Board of Directors of ICICI Ltd. from February 9, 1995 to October 15, 1998. His other experiences include extensive experience with Bhartiya Agro Industries Foundation, an NGO engaged in rural development and Godrej Soaps Ltd.

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli, born in 1939, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Chartered Accountants in England and Wales and a member of the New Delhi Chapter of The Institute of Internal Auditors, Florida, U.S. He was the Chairman and Senior Partner of Pricewaterhouse Coopers (PWC), India until his retirement on 31 March 2003. Besides his qualifications in the area of accounting and auditing, Mr. Ganguli is an alumnus of IMI, Geneva.

Mr. Ganguli, trained in the UK to become a Chartered Accountant. He was seconded as a Partner to PWC, U.K. /U.S. for a year in 1972-73. During his career spanning over 40 years, Mr. Ganguli’s range of work included International Tax advice and planning, cross border investments, Corporate mergers and re-organizations, financial evaluation of projects, management, operational and statutory audit and consulting projects funded by International funding agencies. In the course of his professional career, he has dealt with a variety of clients including US AID, the World Bank, ADB, NTPC, Alcatel, GE, Hindustan Lever, STC, Hewlett Packard and IBM.

Mr. Ganguli is a member of the Board of Directors of a number of companies such as Hughes Communications India Limited, HCL Technologies Limited, New Delhi Television Limited, Century Textiles and Industries Limited, Aricent Technologies (Holdings) Ltd, AVTEC Ltd, ICRA Ltd, and Maruti Suzuki India Ltd.

Mr. Ganguli is a member of the Audit Committees of HCL Technologies Limited, Century Textiles and Industries Limited, and ICRA Ltd. He is chairman of the Audit Committee of the Company, New Delhi Television Ltd, and Maruti Suzuki India Ltd.

Mr. S. RAMADORAI

Vice Chairman, Tata Consultancy Services Limited

In February 2011, the Indian Government appointed Mr. S. Ramadorai as the Advisor to the Prime Minister in the National Skill Development Council, in the rank of Cabinet Minister. The Council, which is headed by the Prime Minister, seeks to develop a strategy for Skill Development at the National level with a view to addressing the skill deficit.

Mr. Ramadorai, is now continues as the Vice—Chairman of Tata Consultancy Services Ltd, a company he has been associated with, for the past 39 years. He took over as CEO in 1996 when the company’s revenues were at $ 155 million and has since then led the company through some of its most exciting phases, including its going public in 2004. In October 2009, he stepped down as CEO, leaving a $ 6 billion global IT services company to his successor, while he took over the mantle of Vice Chairmanship of the company. Today, the company’s revenues stand at US$ 10.17 billion for year ended 31 March, 2012, with an employee base of over 238,583 of the world’s IT consultants in 42 countries.

Mr. Ramadorai is also the Chairman of other Tata companies—Tata Elxsi Ltd, Tata Technologies Ltd, CMC Ltd and CRL Ltd. He is on the Boards of a number of non-Tata companies and educational institutions—Hindustan Unilever Limited, Bombay Stock Exchange and the MIT Sloan School of Management (EMSAB).

In recognition of Mr. Ramadorai’s commitment and dedication to the IT industry he was awarded the Padma Bhushan (India’s third highest civilian honour) in January 2006. In April 2009, he was awarded the CBE (Commander of the Order of the British Empire) by Her Majesty Queen Elizabeth II for his contribution to the Indo-British economic relations.

His academic credentials include a Bachelor’s degree in Physics from Delhi University (India), a Bachelor of Engineering degree in Electronics and Telecommunications from the Indian Institute of Science, Bangalore (India) and a Master’s degree in Computer Science from the University of California—UCLA (U.S.). In 1993, Mr. Ramadorai attended the Sloan School of Management’s highly acclaimed Senior Executive Development Program.

MR. ARUN GANDHI

DIRECTOR

Mr. Arunkumar Ramanlal Gandhi, born in 1943, is a director on the Board of Tata Sons Limited and is a member of the Group Corporate Centre of the Tata Companies. He is a fellow member of the Institute of Chartered Accountants in England and Wales and the Institute of Chartered Accountants of India. He is an associate member of the Chartered Institute of Taxation, London.

Prior to joining Tata Sons Limited, he was with M/s N. M. Raiji & Co., Chartered Accountants. He joined the firm as a partner in July 1969 and in 1993 became a senior partner. The firm has more than 60 years of professional standing. He joined Tata Sons Limited as an Executive Director on 18 August 2003 and continued in that position until 17 August 2008.

Mr. Gandhi has been assisting the Tata group in acquiring diverse assets and companies across the globe. This has enabled the Tata group to acquire critical assets, resources and access to world class R&D facilities.

In the course of his professional career, Mr. Gandhi has worked on numerous mergers and acquisitions both cross border and domestic transactions.

Mr. Gandhi has been a member of various committees constituted by industry forums and regulatory bodies such as SEBI’s Takeover Panel Exemption Committee and the Institute of Chartered Accountants of India’s Accounting Standards Board among various others.

DR. ASHOK JHUNJHUNWALA

DIRECTOR

Dr. Ashok Jhunjhunwala, born in 1953, received his B. Tech degree from IIT, Kanpur, and his MS and Ph.D degrees from the University of Maine. From 1978 to 1981, he was with Washington State University as Assistant Professor. Since 1981, he has been teaching at IIT, Madras, where he leads the Telecommunications and Computer Networks group (TeNeT). This group works with industry in the development of technologies relevant in India. It has incubated several technology companies which work in partnership with TeNeT group to develop Telecom and Banking products for Indian Urban and Rural Markets. He chairs Rural Technology Business Incubator (RTBI) at IIT Madras and Mobile Payment Forum of India (MPFI).

Dr. Ashok Jhunjhunwala was awarded the Padma Shri in the year 2002. He was awarded the Shanti Swarup Bhatnagar Award in 1998, Dr. Vikram Sarabhai Research Award for the year 1997, Millennium Medal in Indian Science Congress in the year 2000 and H.K. Firodia for “Excellence in Science and Technology” for the year 2002, Shri Om Prakash Bhasin Foundation Award for Science & Technology for the year 2004, Jawaharlal Nehru Birth Centenary Lecture Award by INSA for the year 2006, IBM Innovation and Leadership Forum Award by IBM for the year 2006, Honorary Doctorate by the institute of Blekinge Institute of Technology Sweden and Excellence in Science and Technology Award. He is a Fellow of World Wireless Research Forum, IEEE and a number of Indian academies including INAE, IAS, INSA and NAS.

Dr. Jhunjhunwala is a Director on the Board of many other companies such as TTML, Polaris, 3i Infotech, Sasken, Tejas, Exicom and others. He is a member of the Prime Minister’s Scientific Advisory Committee.

DR. UDAY B. DESAI

DIRECTOR

Prof. Uday B. Desai received a B. Tech. degree from the Indian Institute of Technology, Kanpur, India, in 1974, a M.S. degree from the State University of New York, Buffalo, in 1976, and a Ph.D. degree from Johns Hopkins University, Baltimore, U.S.A., in 1979, all in Electrical Engineering.

Since June 2009 he has been a Director of IIT Hyderabad. From 1979 to 1984 he was an Assistant Professor, and from 1984 to 1987 an Associate Professor, in the School of Electrical Engineering Computer Science Department at Washington State University, Pullman, WA, U.S.A. From 1987 to May 2009 he was a Professor in the Electrical Engineering Department at the Indian Institute of Technology—Bombay. He was Dean of Students at IIT-Bombay from Aug 2000 to July 2002. He has held Visiting Associate Professor’s position at Arizona State University, Purdue University, and Stanford University. He was a visiting Professor at EPFL, Lausanne during the summer of 2002. From July 2002 to June 2004 he was the Director of HP-IITM R and D Lab. at IIT-Madras.

His research interest is in wireless communication, cyber physical systems and statistical signal processing. He is also interested in multimedia, image and video processing, artificial neural networks, computer vision, and wavelet analysis. He is the Editor of the book “Modeling and Applications of Stochastic Processes” (Kluwer Academic Press, Boston, U.S.A. 1986) and co-editor of Second Asian Applied Computing Conference, Springer Verlag (2004). He is also a co-author of three books “A Bayesian Approach to Image Interpretation”, “Multifractal based Network Modeling”; “Multihop Mobile Wireless Networks”; “Video shot Boundary Detection”, and “Capacity Enhancement and Interface Mitigation and Interference Mitigation in Multiuser UWB: Capacity Enhancement and Interference Mitigation in Multiuser Ultra Wideband (UWB) Systems”.

Prof. Desai is a senior member of IEEE, a Fellow of INSA (Indian National Science Academy), Fellow of Indian National Academy of Engineering (INAE), and a Fellow of The Institution of Electronic & Telecommunication Engineers (IETE). He is the recipient of the J C Bose Fellowship. He is also the recipient of the Excellence in Teaching Award from IIT-Bombay for 2007. He is on the Technology Advisory Board of Microsoft Research Laboratory in India. He is also on the advisory board of several startups. He is chair of the working group on Convergence Communication and Broadband Technologies of the Department of Electronics and Information Technology, Ministry of Communication and Information Technology. He is on the governing council and boards of several academic institutions. . He is one of the founding members of COMSNETS and also the Society for Cancer Research and Communication. He was the Chair for IEEE Bombay Section 2006-2008. He was also on the Visitation Panel for the University of Ghana.

MR. AJAY KUMAR MITTAL

DIRECTOR

Mr. A. K. Mittal graduated in Engineering in Electronics and Communications in 1976 from the University of Roorkee (now one of the Indian Institutes of Technology). He also holds a Diploma in Management. After working in the R & D division of Indian Telephone Industries Ltd. for about two and a half years, he joined Indian Telecom Service in the erstwhile Posts & Telegraphs Department (now Department of Telecommunications) in February 1979, and was posted as Assistant Divisional Engineer—Telecom. In 1981, he was given charge of setting up the ground segment of New Delhi Satellite Earth Station located at Sikandarabad (U.P) for INSAT—1 series of satellites where he commissioned and then operated SCPC, FDM-FDMA Systems for voice communication as well as TV up linking, Radio up linking, meteorological data up linking and reception systems. He also set up the Network Operations Control Centre (NOCC) for INSAT. Later he was involved in setting up earth stations in remote and hilly areas of some states. As Assistant Director General (Satellite Planning) in the Department of Telecommunication Headquarters in 1987, he was involved in planning satellite communication systems. Thereafter, as Director Telecommunications, he was responsible for operations and maintenance of a large Optical Fiber, Microwave, Coaxial and Satellite Communication Network in the State of U.P.

In 1991, as Director in the Headquarters of the Department of Telecom, he handled regulation and tariffing of telecommunications services. He was responsible for activities relating to the opening up of the telecom sector for competition in 1991 and onwards. This included invitation of bids for basic services, mobile services, radio paging services. He remained in this position for over six years. Subsequently, from 1998 onwards, as General Manager in U.P. (West) Circle of Department of Telecommunications, he headed the Operations and Maintenance Wing, responsible for making policies in respect of operations of all types of services and ensuring that services are maintained as per desired quality of service.

He was deputed to the Headquarters of BSNL, a public sector unit under Ministry of Communications, as Deputy Director General (Network Management) in 2000, where for a period of about seven years; he was in-charge of management of BSNL’s ILD and NLD switching and transmission network. During this period, he set up Network Management Systems, an overlay managed signalling network, a KU Band VSAT Network and a country-wide Managed Leased Line Network. He was also a member of the core team responsible for planning and implementation of the Indo-Srilanka Submarine Cable System. Later, for a period of over two years, while on deputation to BSNL, he worked as General Manager (Mobile Network Planning and Operations) in the J&K State.

Currently, he is working as Senior Deputy Director General in DoT headquarters responsible for the policy on licencing of Access Services and related matters as well as implementation of telecom security related policies.

MR. SAURABH TIWARI

DIRECTOR

Mr. Saurabh K Tiwari, born in 1967, holds a Master’s degree in Political Science with a Certificate of Merit from the University of Allahabad. He completed his MBA with a specialisation in Finance from the National Institute of Financial Management, an autonomous body under the Ministry of Finance, Govt. of India. He recently completed an LLB from the Delhi University. Besides being a Fellow of the University Grants Commission, he has taught Political Philosophy in the Post Graduate Classes of the University of Allahabad for two years.

After passing the Civil Services Examination in 1993, he joined the Indian P&T Accounts and Finance Service. He has wide ranging work experience in the GoI and PSUs. He has handled the Central Area of MTNL, Delhi which provides service to the elite of India including the President, Prime Minister, Union Council of Ministers, Embassies, High Commissions and the Central Business District. He has also served as the Financial Advisor to various units of the Indian Air Force including the Central Air Command, Bamrauli.

He was instrumental in designing and implementing the software for the revision of the pensions of more than two million Defence Pensioners, spread throughout the country, as per the recommendations of the Sixth Pay Commission. His current assignment as Deputy Director General (Licensing Finance), Department of Telecom, Govt. of India involves assessment of revenue in an aggregate approximate amount of  181 thousand crores annually resulting in collection of  11,300/- crores (approx.) in the form of license fees—the single largest contributor to the non-tax revenue of India.

He has attended various trainings and seminars in India and abroad. He has been a regular faculty member of various training institutes. He has been the General Secretary of the Indian P&T Accounts and Finance Service Officers’ Association for almost a decade now (except for 2 years).

Principal Officers

The names and designations of our other principal officers are listed in the table below.

Name	Age	Position	Date of Joining
Aadesh Goyal	49	Global Head HR	February-2010
Ajay Pandey	49	President—Corporate Affairs	July-2011
Allan Chan*	48	President—Global Carrier Solutions	August-2000
John Freeman	42	General Counsel	June-2004
John Hayduk	43	President, Product Management and Service Development	September-2005
Laurie Bowen	51	President Sales & Strategy, Global Data & Mobility	April-2010
Madhusudhan Mysore	49	Chief Network Officer & Head Customer & Services Operations	June-2004
Michel Guyot	54	President—GVS	March-1977
Sanjay Baweja	52	Chief Financial Officer	January-2009
Satish Ranade	59	Company Secretary and Chief Legal Officer	May-1987
Srinivasa Addepalli	37	Senior Vice President—Corporate Strategy	October-2006
Sunil Joshi	48	MD & CEO, Neotel	June-2007
Sunil Rawal	52	Global Head Business Excellence	January-2012

*	Appointed in April 2012.

Set forth below is selected biographical information for the Company’s principal officers:

Mr. Aadesh Goyal, Global Head HR, received his Masters in Management Studies from BITS-Pilani. Mr. Goyal joined the Company in February 2010 as Global Head of Human Resources. He came to us from PeopleStrong HR Services where he was the Chairman and CEO. Earlier, he worked with Aricent/Hughes Software Systems for 16 years where he had joined as part of the start-up team and was also a Director on the Board. He played several roles including Global Head of HR, CEO of its BPO Business, and Head of the Gurgaon Center. He started his career with C-DoT in Project Management and HR & Technology promotion.

Mr. Ajay Pandey, President—Corporate Affairs, has had over 27 years of experience, with over 15 years in the telecommunications industry and has held many positions in the Tata groups’ telecommunications business in various positions of responsibilities at the General Manager level, mainly as Profit Center Head. Prior to this he was the founder MD & Group CEO of Neotel (Since December’2005). He has been involved in five important start-up projects which includes Tata groups’ GSM/CDMA based mobility business.

Mr. Allan Chan, President Global Carrier Solutions, has been with the Company since August 2000. Prior to joining the Company, he served as Vice President, Business Development, Mergers & Acquisitions for Teleglobe, acquired by the Company in 2006. He has also worked in various roles with Bell Canada, Ontario Hydro and Dofasco.

Mr. John Freeman, General Counsel has over 16 years of international, cross border telecommunications experience representing large multinational companies in legal and compliance matters. Prior to joining the Company in April 2004, Mr. Freeman served as General Counsel and Assistant General Counsel to several multinational telecommunications / managed services companies headquartered in Asia, the US and Europe.

Mr. John Hayduk, President, Product Management and Service Development has over 18 years of telecommunications experience. Prior to joining the Company in September 2005, he ran Telcordia’s IMS/Network business unit.

Ms. Laurie Bowen, President, Sales & Strategy—Global Data & Mobility, has over 27 years’ experience in telecommunications working for both BT and IBM prior to joining Tata Communications in April 2010. She holds two BSC degrees in Computer Science and Electrical Engineering.

Mr. Madhusudhan Mysore, Chief Network Officer & Head Customer & Services Operations has been with the Company since June 2004. Prior to that, he worked with various companies, including BPL Mobile AT&T and Lucent Technologies.

Mr. Michel Guyot, President—GVS, has over 30 years of international telecommunications experience and has held a number of key executives positions. He joined the Company in March 1977, and his previous position was Vice President—International Markets for Teleglobe and its predecessor Teleglobe Inc. Mr. Guyot is also the Chairman of the Board of Directors for the Telecommunications Executive Management Institute of Canada.

Mr. Sanjay Baweja, Chief Financial Officer, is a Chartered Accountant and a Cost & Works Accountant and has been with the Company since January 2009. Prior to joining the Company, he was with Emaar MGF Land Limited as Executive President—Corporate Affairs and Chief Risk Officer. He has also worked in several roles across Bharti Airtel, Xerox Modicorp, Digital Equipment and Ballarpur Industries.

Mr. Satish Ranade, Company Secretary and Chief Legal Officer, joined the Company in May 1987 Prior to joining the Company, Mr. Ranade was Deputy Secretary of Maharashtra Elektrosmelt Limited, Mumbai. He is a law graduate and a Fellow Member of the Institute of Company Secretaries of India.

Mr. Srinivasa Addepalli, Senior Vice President—Corporate Strategy, is responsible for strategy formulation and execution and manages all new strategic initiatives including growth plans, entry into new markets and mergers and acquisitions. Mr. Addepalli was named to the Global Telecoms Business 2010, 2011 and 2012 lists of 40 future leaders of the telecom industry under the age of forty. His previous experience includes a business consulting stint with the Tata Strategic Management Group (TSMG), focusing on the telecom and media industries. Subsequently, Mr. Addepalli joined the Tata group Chairman’s Office with responsibility for coordinating the various telecom activities within the Tata companies.

Mr. Sunil Joshi, MD & CEO, Neotel (Pty) Limited, has been with the Company since June 2007. He moved to Neotel in September 2011 and prior to that was handling the Enterprise business at Tata Communications Ltd. He has a total experience of 23 years and has worked in several roles across organizations like HCL Hewlet Packard Limited, Tata IBM Limited and IBM.

Mr. Sunil Rawal, Global Head Business Excellence, is a Mechanical Engineer and MBA in Operations and Industrial Management. He has an experience of over 30 years in Quality, Business Excellence, Business Process Outsourcing, and Automotive production. Prior to joining the Company, he led quality efforts for GE Capital, Wipro Spectramind and Quatrro Global Services.

No director or officer of the Company has any family relationship with any other officer or director of the Company. Other than as described above, there are no arrangements or understandings among any directors or any officers and any other persons regarding their elections to their posts with the Company.

Compensation of Directors and Officers

Non-Executive Directors

Remuneration up to a sum not exceeding 1% per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 349 and 350 of the Indian Companies Act) is distributed amongst the directors of the Company as may be decided by the Board. The Shareholders’ at the 25th Annual General Meeting of the Shareholders held on October 11, 2011 have authorized the Board of Directors or any Committee formed by the Board of Directors to approve the remuneration plan for the directors (other than the whole-time directors) for each year of the period of five years commencing April 1, 2010.

During fiscal 2012, the directors, other than the executive directors, received a sitting fee not exceeding  20,000 (US$ 393) for attending each Board and Audit Committee meeting and  10,000 (US$ 197) per meeting for attending the meetings of the committees of the Board other than the Audit Committee. During fiscal 2012, a total amount of  2,150,000 (US$ 42,248) was paid towards sitting fees.

All directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

The details of the commissions provided and sitting fees paid to our non-executive directors for fiscal 2012 are as follows:

	(Amount in thousands)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava Chairman	619	390
Mr. N. Srinath	190	230
Mr. Kishor A. Chaukar	272	330
Mr. Amal Ganguli	413	360
Mr. S. Ramadorai	83	100
Mr. Arun Gandhi	99	120
Dr. Ashok Jhunjhunwala	190	230
Dr. Uday B Desai [with effect from. 6 June 2011]	272	330
Mr. AK Mittal [1] [with effect from. 9 August 2011]	33	NIL
Mr. Saurabh Kumar Tiwari [1] [with effect from. 9 August 2011]	165	NIL
Directors who ceased to be Directors during the period 1 April 2011—31 March 2012
Mr. Shahbaz Ali [1] [until 9 August 2011]	116	NIL
Mr. A.K. Srivastava [1] [until 9 August 2011]	NIL	NIL
Mr. P.V. Kalyanasundaram [until 20 May 2011]	NIL	NIL
Dr. V.R.S. Sampath [until 2 June 2011]	50	60

Note:

1.	The Government Directors have informed the Company that they shall not accept any sitting fees or commission as their Directorships are considered to be part of their official duty.

Executive Directors and Principal Officers

During fiscal 2012, the aggregate amount of compensation for all directors and principal officers of the Company was approximately  472.86 million (US$ 9.29 million) and individual compensation of executive directors and principal officers located in India was as follows:

	Gross Remuneration
	( )	(US$)
Name	(in millions)
Mr. Vinod Kumar	105.78	2.08
Satish Ranade	11.43	0.22
Madhusudhan MR	27.18	0.53
Sanjay Baweja	28.07	0.55
Srinivasa Addepalli	16.65	0.33
Aadesh Goyal	28.49	0.56
Ajay Pandey	17.03	0.33
Sunil Rawal	6.17	0.12

For fiscal 2012, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for directors and principal officers was approximately  14.64 million (US$ 0.29 million). For fiscal 2012, compensation as given above includes performance pay and Long Term Incentive Plan (LTIP). A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on three main components—company achievement during the fiscal year under consideration, functional imperatives achievement and individual’s achievement. The weight assigned to these three components is based on the grade of the employee. The higher the grade level of the employee, the higher is the weight on the company and functional component. Key imperatives are predefined for the company and each Function/Business unit. The extent to which the bonus will be paid is based on actual achievement against these imperatives. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. An individual performance driven bonus is paid based on the final rating classification of the employee which is determined based on the Performance Management Process guidelines of the Company. Principal Officers and other senior executives of the company have been selected to participate in the LTIP launched in fiscal 2012. The LTIP covers three fiscal years, i.e., 2012, 2013 and 2014. A target incentive has been set for each executive who has been selected to participate. The payment of incentive would happen after the completion of plan period (April 1, 2011 to March 31, 2014). The amount of incentive payable would depend on actual company performance against targets in each of the 3 fiscal years included in the plan and as per the terms of the LTIP. Incentive is payable only to those executives who remain continuously employed during the plan period.

The performance evaluation process for employees of subsidiaries is the same as that for the Company’s employees. Once the final normalized ratings are determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of July 31, 2012, none of the members of the Board held any Shares or options for Shares in the Company. The executive officers of the Company, either individually or as a group, did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

Global Management Committee

The Company established a committee to make strategic co-ordination—the Global Management Committee. The Global Management Committee is tasked with endeavoring to build consensus and increase transparency. It is also authorized to address issues relating to networks, expansion, entry into newer geographies and human resources.

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

The Audit Committee met 7 times during fiscal 2012.

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

(11)	Reviewing the whistleblower mechanism.

Scope of the Audit Committee’s Authority Regarding Whistle blowing:

(1)	To establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

(2)	To take due actions as required under the Company’s Whistleblower Policy from time to time.

Review of Information by the Audit Committee:

The Audit Committee must review the following:

(1)	Management discussion and analysis of financial condition and results of operations;

(2)	Statement of significant related party transactions submitted by management;

(3)	Management letters / letters of internal control weaknesses issued by the statutory auditors;

(4)	Internal audit reports relating to internal control weaknesses; and

(5)	The appointment, removal and terms of remuneration of the chief internal auditor.

Remuneration Committee

Our remuneration committee consists of the following members:

(1)	Mr. Kishor A. Chaukar

(2)	Mr. Subodh Bhargava

(3)	Mr. Ajay Kumar Mittal (with effect from August 9, 2011)

(4)	Mr. A.K. Srivastava (until August 9, 2011)

Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is our remuneration committee’s convener.

The Remuneration Committee met once during fiscal 2012.

The terms of reference of the Remuneration Committee are to review the performance of the executive directors, after considering the Company’s performance, and recommend to the Board remuneration, including salary, perquisites and commissions to be paid to the Company’s executive directors within the overall ceilings approved by the shareholders.

Employees

The Company had 7,954 employees as on March 31, 2012, 6,539 employees as on March 31, 2011, and 6,457 employees as on March 31, 2010. Of these, 2,276 employees, as of March 31, 2012, 1,289 employees as of March 31, 2011 and 1,182 employees as of March 31, 2010 were located outside India.

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

Major Shareholders

As of March 31, 2012, 50.03% of the outstanding equity of the Company was held by following Tata entities: Panatone Finvest Limited (31.10%), Tata Sons Limited (14.22%) and The Tata Power Company Limited (4.71%); while 26.12% continued to be held by the GoI.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of March 31, 2012, including the beneficial ownership of shares of each person or group known by the Company to own beneficially 5% or more of the outstanding shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	88,626,654	31.10
GoI (2)	74,446,885	26.12
Tata Sons Limited	40,533,297	14.22
Life Insurance Corporation of India	10,322,979	3.62
LIC of India Market Plus Growth Fund	5,702,590	2.00
LIC of India Money Plus Growth Fund	5,012,658	1.76

Notes:

1.	Number of shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2012. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.

2.	The shares owned by the GoI are registered in the name of the President of India in the register of shareholders of the Company.

The Company’s ADSs are listed on the New York Stock Exchange. Each ADS represents two Shares. As of March 31, 2012, approximately 17,559,620 Shares (6.16% of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York Mellon, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

Voting Requirements

Under the SHA, the GoI (or any other entity nominated by it) is required to, at all shareholders’ meetings of the Company, exercise the voting rights attached to the Shares held by it in the manner directed in writing by Panatone Finvest Limited, except with respect to those matters listed specifically in the SHA or such matters that require a special resolution under the provisions of the Companies Act. Matters not listed specifically in the SHA or that does not otherwise require a special resolution under the provisions of the Companies Act, generally include only:

a)	receive, consider and adopt the Balance Sheet of the Company, the audited Profit and Loss Account for the year ended on that date, the Auditors’ Report thereon and the Report of the Board of Directors as per Indian GAAP;

b)	Recommendation of a Dividend, if any;

c)	Appointment of retiring directors (if the appointments are permitted by the SHA);

d)	Appointment of new directors (if the appointments are permitted by the SHA); and

e)	Remuneration of Directors;

Related Party Transactions

The related parties of the Company are Panatone Finvest Limited and the GoI (principal owners), Tata Sons Limited (Beneficial Owner), subsidiaries of Tata Sons Limited, equity method investees and the Company’s principal officers and directors. The Company routinely enters into transactions with some of its related parties, such as providing and receiving telecommunication services, incurring network and transmission costs, and paying license fees. Transactions and balances with its own subsidiaries are eliminated on consolidation.

In February 2010, 33 subsidiaries of the Company entered into the BEBP Agreement with Tata Sons Limited. In accordance with the terms of the BEBP Agreement, the companies are required to pay certain amounts to Tata Sons Limited for the right to use the brand name “TATA”. During fiscal 2012, on a consolidated basis the Company accrued an amount of  123 million owing to Tata Sons Limited for the use of the brand name. Please refer to note 27-Related party transactions in the Company’s consolidated financial statements for additional information on related party transactions and balances. These do not include transactions with and among our consolidated subsidiaries, which are eliminated upon consolidation.

ITEM 8.	FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of Form 20-F and the following (which appear below in this report on Form 20-F) are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2011 and 2012;

•	Consolidated Statements of Operations for the fiscal years ended March 31, 2010, 2011 and 2012;

•	Consolidated Statements of Shareholders’ Equity for the fiscal years ended March 31, 2010, 2011 and 2012;

•	Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2010, 2011 and 2012; and

•	Notes to the Consolidated Financial Statements; and

•	Financial Statements of Neotel as of and for the fiscal year ended 2010 and 2011 pursuant to Rule 3-09 of Regulation S-X.

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

Tax Holiday Claim

The Company claimed tax benefits in fiscal years 1996 to 2011 with respect to a portion of its profits pursuant to a tax holiday provision under Section 80IA of the Income Tax Act which permits tax exemptions for a period of 10 years on profits generated by undertakings providing basic or cellular telecommunication services on or after April 1, 1995. The ITD has taken the position that for years through fiscal 2007 (assessment is pending for fiscals 2008-2011 by the ITD) the Company is not entitled to such exemptions on the basis that the earth-stations, Internet and NLD services did not qualify as separate business undertakings and that the Company was not providing basic or cellular telecommunication services. The Company appealed the assessment of the ITD to the Commissioner of income Tax (Appeals) (CIT(A)) but the appeal was dismissed for fiscal years 1996 to 1999 and 2000 to 2005, against which the Company filed an appeal before the ITAT. The Company has appealed the assessment for the ITD to Dispute Resolution Panel (DRP), a panel set up by the GoI as alternate to first level appellate authorities, for fiscal year 2006 and 2007 but the appeal was dismissed by DRP against which the Company filed an appeal before the ITAT. The ITAT denied the appeal only in respect of fiscal year 1996 and 1997 for which only the tax holiday in respect of profits earned by the earth station undertaking was claimed. The Company has appealed the ITAT order before the High Court. The Company obtained legal opinions from tax lawyers and tax accountants following the denials by the CIT(A) and ITAT, all of whom are considered leading tax experts in India, in support of the Company’s position. Similarly, for fiscal 2008 the Company received a draft order of assessment from ITD and disputed the draft order of assessment before DRP and the matter is pending for disposition.

Based on facts and information available about the operation of an earth station, expert opinions and judicial precedence, the Company concluded that earth stations qualify as separate business undertakings as they independently engage in an activity to generate profits, and income from earth stations can be identified. Additionally, even though ITAT denied the Company’s claim, one of the ITAT members concurred with the Company’s position that earth stations qualify as separate business undertakings.

The ITD also denied the Company’s claim on the basis that the earth stations increased the output and improved services without changing the substance of these services. The Company does not agree with the ITD’s basis of denial, and the Company’s belief is supported by legal precedent and professional experts’ opinions as substantial investments in earth stations have enabled the Company to significantly increase its ability to carry traffic with substantially improved quality, which has resulted in a substantial increase in revenues.

The ITD also denied the Company’s claim on the basis that the earth station is one link in a long chain of telecommunication services and therefore is not eligible for a tax holiday under Section 80-IA. The Company’s claim, supported by an expert opinion, is that the earth station is an identifiable link engaged in a revenue generating activity and therefore qualifies for a tax holiday.

The ITD also denied Company’s the claim on the basis that the Company had been providing telecommunication services since fiscal 1986 and therefore was not eligible for the tax holiday which was available to undertakings that commenced providing telecommunication services from fiscal 1995. The Company, based on judicial precedent and expert opinions, believes that the earth stations which commenced operations during fiscal 1995 qualify as undertakings and therefore are eligible for a tax holiday.

The CIT(A) and the ITAT agreed with the ITD’s assessment and denied the Company’s tax holiday claim. The CIT(A) denied the claim on a similar basis as that of the ITD while ITAT has denied the Company’s claim on one more additional premise that the Company does not provide either basic or cellular telecommunication service and therefore does not qualify for a tax holiday.

In evaluating the Company’s position on the tax holiday following the ITAT decision that the Company does not provide basic or cellular telecommunication services and to assess the “more-likely than not” threshold of its position being sustained in the High Court, the Company relied on a letter from the GoI granting an exclusive right to the Company to provide basic telecommunication service. In addition, based on expert opinions, the Company in its appeal to the Bombay High Court submitted that the ITAT has gone beyond the disputed matter as the ITD had accepted that the Company provides basic telecommunication services.

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

Based on the Company’s analysis of its tax position in respect of the tax holiday claim supported by the legal opinions, the tax appeal mechanism, the appeal and resolution process in India, and the basis of the CIT(A)’s and ITAT’s decision and on the basis that the CIT(A) and ITAT typically do not render decisions which may result in interpretation of law, the Company believes that it is more likely than not that the Company’s tax holiday will be sustained by the Bombay High Court or by the Supreme Court.

If the disputed claims for fiscal years 1996 to 2007 are decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately  6,275 million (US$ 123 million) including interest as of March 31, 2012, excluding penalties, the potential magnitude of which is discussed below.

Reimbursement of DoT Levy

During fiscal year 1994, the Company received reimbursements from the GoI in respect of license fees paid by the Company. The Company believes that the reimbursements do not qualify as taxable income. However, the ITD has taken the position that the reimbursements should be treated as income and have assessed the amounts owed by the Company at approximately  3,303 million (US$ 65 million) (including interest assessed as on March 31, 2009, but excluding penalties, the potential magnitude of which is discussed below). The Company paid the entire amount under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed CIT(A)’s decision to ITAT, which ruled in favor of the Company. After reviewing the records produced, the ITAT held that the relevant provisions of the law for reopening the assessment were not followed by the ITD and therefore quashed the reassessment order summarily. However, the ITD filed an appeal before the High Court which has since been dismissed by the High Court. The ITD has the right to appeal the High Court’s ruling, before the Supreme Court. The Company does not have any information as to whether the ITD has filed any suit in the Supreme Court against the aforesaid order of the High Court.

Based on such judicial analysis and the favorable opinions of legal counsel, the Company is of the view that no provision is required to be created in the Company’s books for covering the aforesaid liability.

If the above appeal has been filed by the ITD and if it is decided in favor of the ITD, the Company’s profit statements would be adversely affected by approximately  5,530 million (US$ 109 million) including interest but excluding penalties pertaining to a reimbursement of DoT levy and other small disputed issues.

ICO Global Communications Inc. (ICO) Loss Write-Off Issue

The Company wrote-off  5,128 million (US$ 101 million) and  52 million (US$ 1 million), during fiscal years 2000 and 2001, respectively, with regard to its investment in the shares of ICO, which filed for bankruptcy protection in the United States in 2000. The write-off was not recognized by the ITD. As a result, the ITD assessed tax and interest of  2,000 million (US$ 39 million) and  21 million (US$ 0.4 Million), respectively, which the Company paid under protest. The Company appealed the assessment to CIT(A), but the appeal was dismissed. The Company then appealed the decision of CIT(A) to ITAT. The Company has consulted a number of tax experts including leading tax lawyers and tax accountants in India. All these experts opined in support of the Company’s position. The Company evaluated its tax position upon each unfavorable ruling including consulting tax experts and obtaining legal and other expert opinions. None of the experts changed their opinion to agree with the ruling of the CIT(A). If the ITAT decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately  1,077 million (US$ 21 million) including interest but excluding penalties.

Transfer Pricing Dispute

During December 2010, the Company received a draft order of assessment for fiscal 2007 from the ITD. The ITD made additions of  4,478 million (US$ 88 million) to the taxable income of the Company due to adjustments to the arm’s length price for various inter-company transactions pertaining to international telecommunication services. The Company disputed the draft order of assessment before the DRP. The DRP upheld most of the observations of the ITD and confirmed the adjustments. The Company filed appeal before the next appellate authority i.e. ITAT against the final assessment order of the ITD pursuant to the order of DRP and the matter is pending for disposition.

Similarly, during December 2011, the Company received a draft order of assessment for fiscal 2008 from the ITD. The ITD proposed additions of  4,810 million (US$ 95 million) to the taxable income of the Company due to adjustments to the arm’s length price for various inter-company transactions pertaining to international telecommunication services. The Company disputed the draft order of assessment before DRP and the matter is pending for disposition.

Based on the legal opinion received from senior counsel, the Company believes that the chances of the above assessment being upheld at higher levels are remote.

If the above appeal for fiscal 2007 are decided against the Company, the aggregate negative impact to the Company’s profit statement would be approximately  2,228 million (US$ 44 million) including interest but excluding penalties. The ITAT has granted stay on which interest @ 1% per month is payable till the amount is paid in total.

Tax Penalties

The ITD levied penalties against the Company totaling  8,175 million (US$ 161 million) relating to the tax holiday claims, ICO loss write-offs and other miscellaneous claims made by the Company in fiscals 2000, 2001, 2002, 2003 and 2004 which were not accepted by the ITD. The Company appealed to CIT(A) which granted relief of  3,219 million (US$ 63 million) in respect of penalties levied in fiscals 2000 through 2004. Thus, CIT(A) confirmed the levy of penalties on the tax holiday claim, ICO investment write-offs and on other miscellaneous claims amounting to  4,956 million (US$ 97 million) for fiscal 2000 through 2004. The Company has filed an appeal against the penalty sustained by CIT(A) before ITAT. Based on the information available to the Company, the ITD appealed the decision of CIT(A) to ITAT for a penalty amount of  3,209 million (US$ 63 million). Both appeals are pending for adjudication. The imposition of a penalty is adjudicated independently and is not dependent on the outcome of the claim. A penalty would be sustainable only when it is concluded that the Company provided inaccurate facts. If all of the appeals are decided against the Company, the aggregate negative impact to its profit statements would be  8,175 million (US$ 161 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strength of its position vis-à-vis the ITD’s position.

An unfavorable outcome in the future on the tax holiday claim, reimbursement of DoT levy, ICO loss write-off, transfer pricing disputes including interest and penalties would negatively affect the Company’s results of operations by  6,275 million,  5,530 million,  1,077 million,  2,228 million and  8,175 million, respectively.

Taxes and interest relating to these tax disputes, as of March 31, 2012, were paid in full (except for (i) pending demand of  1,971 million for fiscal 2007 for which ITAT has granted the stay on recovery of the same, which stay is currently in operation till December 2012, on which interest @ 1% per month is payable till the amount is paid in total, (ii) TDS orders of  35 million where the demand has been raised by the TDS officers purely due to technical deficiencies and data entry errors which are under rectification) and classified as advance income taxes on the balance sheet. Penalties of  4,956 million out of  8,175 million imposed by the tax authorities have also been paid and classified as advance income taxes on the balance sheet.

Tata Communications International Pte Ltd.—Possible non-compliance with U.S. Foreign Corrupt Practices Act (FCPA)

In April 2010, the Company voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission the results of an internal investigation conducted by outside counsel for the Company relating to the activities of a reseller of one of the Company’s subsidiaries, TCIPL. The internal investigation found evidence that the reseller may have offered and made improper payments to officials of a government purchaser in a Southeast Asian country in connection with the resale of the Company’s products. The investigation also found evidence that the Company’s sales consultant in the country was aware of the reseller’s potentially improper activities. The investigation did not reveal any prior involvement or knowledge regarding these activities by senior management of the Company or its subsidiary.

The Company has taken remedial action, including terminating its relationship with the sales consultant and with the reseller. The Company cannot predict the ultimate consequences of these matters at this time, nor can it reasonably estimate the potential liability, if any, under the U.S. Foreign Corrupt Practices Act related to these matters. However, based on the facts currently known, the Company does not believe that these matters will have a material adverse effect on its business, financial condition, results of operations or cash flow.

License Disputes

The Company has pending disputes with DoT. See Item 4-License Fees and Tariffs.

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

Dividends

Although the amount varies, it is customary, though not mandatory, for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. In addition, the board of directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of s ADRs are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s Depositary for the ADSs, The Bank of New York Mellon, in Rupees and, except as otherwise described in the Deposit Agreement, will be converted by the Depository into U.S. Dollars and distributed, net of the “Depository” fees and expenses, to the holders of such ADRs.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The directors recommended that a 20% of face value of Share as dividend to be paid for the fiscal year ended March 31, 2012.

The following table sets forth the annual dividends paid per Share in each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
		US$(1)
2012	2.00	0.04
2011	NIL	NIL
2010	4.50	0.10
2009	4.50	0.09
2008	4.50	0.11

(1)	The conversion of the dividends paid per Share from Indian Rupees to U.S. Dollars is based on the Noon Buying Rate at each respective dividend payment date. There can be no assurance that any future dividends will be declared or paid.

ITEM 9.	THE OFFER AND LISTING

The Company’s shares are currently listed on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE).

The Company’s ADSs, represented by ADRs, are listed on the New York Stock Exchange (NYSE) and each ADS represents two shares. The ADSs were issued by The Bank of New York Mellon as Depository pursuant to a Deposit Agreement. On July 31, 2012 the last reported sale price for the Company’s ADSs was US$ 8.70 (source: NYSE).

The number of outstanding Shares of the Company as of March 31, 2012 was 285,000,000. As of March 31, 2012, there were 67,470 record holders of the Shares listed and traded on the Indian stock exchanges and approximately 8,779,810 of the Company’s ADRs (equivalent to 17,559,620 Shares). The shares of the Company are compulsorily traded in dematerialized form on the BSE and NSE. Price History

The table below sets forth the price history of the Shares and ADSs on the BSE, NSE and NYSE for the periods indicated.

	BSE Price per Share[1] (In )		NSE Price per Share[2] (In )		NYSE Price per ADS[3] (In US$)
Fiscal	High	Low	High	Low	High	Low
2012	263.75	176.30	265.90	166.65	11.75	6.74
2011	354.30	192.65	354.40	170.10	15.39	8.78
2010	651.00	273.20	660.00	271.80	27.46	12.10
2009	585.00	320.00	560.00	323.05	28.69	13.51
2008	783.00	360.50	783.00	359.00	40.36	16.29

Fiscal	High	Low	High	Low	High	Low
2012
First Quarter	263.75	182.15	265.90	182.10	11.75	8.11
Second Quarter	234.75	185.30	235.00	179.00	10.47	7.12
Third Quarter	217.00	176.30	217.30	166.65	8.37	6.74
Fourth Quarter	263.20	210.15	263.35	205.40	10.24	8.10

2011
First Quarter	293.90	230.25	293.50	225.00	13.81	9.02
Second Quarter	354.30	256.00	354.40	248.65	15.15	10.93
Third Quarter	342.25	235.00	342.50	236.00	15.39	10.73
Fourth Quarter	270.00	192.65	268.65	170.10	11.98	8.78

Month	High	Low	High	Low	High	Low
July 2012	266.35	232.00	265.95	227.20	9.25	8.21
June 2012	234.90	201.60	234.95	201.00	8.31	7.24
May 2012	240.35	190.65	242.55	197.45	9.07	7.12
April 2012	240.30	210.10	242.30	215.15	9.05	8.47
March 2012	245.20	212.10	245.30	210.10	9.79	8.45
Feb 2012	263.20	220.40	263.35	220.25	10.24	8.98

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

ITEM 10.	ADDITIONAL INFORMATION

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

Purpose

The purpose of the Company is:

•

Managing, controlling and maintaining the operations of the Overseas Communications Service of DoT, Ministry of Communications, and GoI, with all its assets and liabilities, including contractual rights and obligations, on such terms and conditions as may be prescribed by the GoI from time to time.

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

Qualification and Retirement. A director need not hold any of the Company’s shares to qualify as a director. There is no mandatory retirement for directors over a certain age, but the appointment / continuation of a director has to be approved either by the shareholders, by a special resolution or by the GoI.

Voting on Proposals. The Indian Companies Act specifies that a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested should be through a disclosure to the Board by the concerned director of the nature of his concern or interest. Such disclosure can be made as a general notice to the Board, which notice of disclosure shall expire at the end of the fiscal year in which it is given.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the Company details of the beneficial owner. While it is unclear under Indian law whether Section 187C applies to holders of ADRs of a company, investors who exchange ADRs for shares are subject to Section 187C. Failure to comply with Section 187C would not affect the obligation of a company to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which such declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to 1,000 for each day such failure continues. Furthermore, any charge, promissory note or any other collateral agreement created, executed or entered into by the registered owner of any share in respect of which a declaration is required under Section 187C has not been made is not enforceable by the beneficial owner or any person claiming through him.

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

Notwithstanding anything to the contrary contained in the SHA, in the event any of the aforesaid items of business mentioned above is not approved by the Board or shareholders at a meeting or otherwise, then such non-approved items shall not be implemented by the Company. Panatone Finvest Limited and the GoI shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board or the shareholders shall not be considered as a subject matter of dispute, difference, disagreement or the like between the GoI and Panatone Finvest Limited and the non-approval of such item of business will not be referred to arbitration under the SHA.

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

•

A person who holds more than 15% of the shares or voting rights in any company is required to make, within 21 days from the fiscal year ended March 31, annual disclosure of its holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed within 30 days from the fiscal year ended March 31, as well as the record date of the company for the purposes of declaration of a dividend).

•

Promoters or persons in control of a company are also required to make annual disclosure in respect of their holdings in the same manner within 21 days from the fiscal year ended March 31, as well as the record date of the company for the purpose of a declaration of a dividend.

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

•

An acquirer who, together with persons acting in concert with it, holds between 15% and 55% of the shares or voting rights of a company cannot acquire additional shares or voting rights that would entitle it to exercise more than 5% of the voting rights in any fiscal year ended on March 31, unless such acquirer makes a public announcement offering to acquire an additional 20% of the shares of the company.

•

Any further acquisition of shares or voting rights by an acquirer who holds 55% of the shares or voting rights in a company triggers the same public announcement requirements. Such acquirer, however, may without making a public announcement under the Takeover Code , acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights entitling him up to 5% voting rights in the target company subject to the following:

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

On June 4, 2010, the Central Government amended the Securities Contracts (Regulation) Rules, 1956 and inserted Rule 19A to the Securities Contracts (Regulation) Rules, 1957 (SCRR). Pursuant to the said amendment all listed companies (except public sector companies) are required to maintain a minimum threshold level of public holding to the extent of 25% within a period of 3 years from the commencement of the Securities Contracts (Regulation) (Amendment) Rules, 2010, i.e. before 3 June 2013. This provision was incorporated in the Listing Agreement by inserting Clause 40A in the Listing Agreement.

Under the present regulations, the ‘public shareholding’ as referred to under SCRR and Listing Agreement excludes the shares held by the promoters and promoter group as well as the equity shares held by custodian against depositary receipts issued overseas. The public shareholding of the Company for the purpose of SCRR and the Listing Agreement is about 17.69% which is below the required level of 25%. The Company is in discussion with the promoters, the Stock Exchanges and the SEBI to decide on the course to become compliant with the minimum public shareholding requirement of SCRR and the Listing Agreement.

Material Contracts

The Company’s material contracts are entered into in the ordinary course of business and include rate sharing agreements and interconnect agreements with international and domestic telecommunication providers and agreements for the use of cable capacity to provide the Company’s services.

Disclosure of Pledged Shares

Generally, a promoter or every person forming part of the promoter group shall, within 7 working days from the date of creation of the pledge on the shares of that company held by him, report the details of such pledge of shares to that company. Further a promoter or every person forming part of the promoter group of any company shall, within 7 working days from the date of invocation of pledge on shares of that company pledged by him, report the details of the invocation of such pledge to that company.

That company shall in turn disclose the information received to the stock exchanges on which the shares of the company are listed, within 7 working days of the receipt thereof, if, during any quarter ending March, June, September and December of any year the total number of shares pledged during the quarter along with the shares already pledged exceeds:

•	25,000 or

•	1% of the total paid up capital of the company whichever is lower.

Restriction on issue of shares with superior rights

The SEBI amended the Listing Agreement in July 2009 to add a restriction on the issue by a listed company of shares in any manner which may confer on any person, rights as to voting or dividends, that are superior to the rights of equity shares that are already listed.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the regulations issued by the Reserve Bank of India (RBI) under FEMA 1999.

The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted to nonresidents / non-resident Indians (NRIs) for the acquisition of shares by way of transfer as follows:

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

f. Sale of Shares by Non-Resident to Resident—Private Arrangement: General permission is also available for a transfer of shares or convertible debentures by way of sale under private arrangement by a person resident outside India to a person resident in India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

The above general permission also covers transfer by a resident to a non-resident of shares or convertible debentures of an Indian company, engaged in an activity earlier covered under the government route but now falling under the automatic route of the RBI, as well as a transfer of shares by a non-resident to an Indian company under a buyback and / or capital reduction scheme of the company. However, this general permission is not available in the case of a transfer of shares or debentures, from a Resident to a Non- Resident / Non-Resident Indian, of an entity engaged in any activity in the financial services sector (i.e. banks, NBFCs, ARCs, CICs, insurance companies, infrastructure companies in the securities market such as stock exchanges, clearing corporations, depositories and commodity exchanges).

With effect from November 29, 2001, Overseas Corporate Bodies (OCBs) are not permitted to invest under the Portfolio Investment Scheme in India. However, the OCBs which have already made investments under the Portfolio Investment Scheme may continue to hold such shares and convertible debentures until such time as these are sold on a stock exchange.

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

The procedure for the conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker must purchase shares from a stock exchange after verifying with the custodian as to the availability of “head room” (i.e. the number of ADSs/GDSs originally issued minus the number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) after the purchase, the Indian broker places the domestic shares with the custodian; (iv) the custodian advises the overseas depositary on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depository issues ADSs/GDSs to the investor. Holders, who seek to sell in India any Shares received upon surrender of any ADS, and to convert the Rupee proceeds of such sale into foreign currency and remit such foreign currency outside of India, will require the approval of the Reserve Bank of India for each such transaction. Although such approvals are generally forthcoming, there can be no assurance that any such approval can be obtained in a timely manner or at all.

In order to bring the ADR/GDR guidelines in alignment with SEBI’s guidelines on domestic capital issues, the GoI has issued the following additional guidelines on ADRs/GDRs under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

An Indian company which is not eligible to raise funds from the Indian Capital Market, including a company which has been restrained from accessing the securities market by the SEBI, is not eligible to issue (i) Foreign Currency Convertible Bonds (FCCBs) and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

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

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the GoI under the Issue of Foreign Currency Convertible Bonds and Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Regulation”), as modified from time to time, promulgated by the Government. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

Foreign Direct Investment (FDI)

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

•

A majority of directors of telecom companies, the chief officer in charge of technical network operations, the chief security officer and the officers/officials dealing with the lawful interception of messages must be resident Indian citizens. The chairman, managing director, chief executive officer and/or chief financial officer, if foreign nationals, must be security vetted by the Ministry of Home Affairs (MHA). Security vetting is required annually.

•	No telecom company may transfer any accounting information, user information or details of network and infrastructure to any person or place outside India.

•	Each telecom company must provide traceable identities of their subscribers.

•	No traffic originating and terminating in India may be routed outside India.

•	Remote access to networks may only be provided to approved location(s) abroad through approved location(s) in India.

•	Privacy of voice and data must be maintained and monitoring may only be done if authorized by the Union / State Home Secretaries.

•	Telecom companies provide monitoring facilities to the GoI from a centralized location.

The Company obtained permission for remote access of its network equipment from DoT. Some applications by the Company seeking additional permissions for remote access were made and the approval is pending.

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

The Overseas Corporate Bodies (OCBs) at least 60% owned by non-resident Indians or persons of Indian origin have been since September 16, 2003 derecognized as a class of investors in India.

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

SEBI-registered foreign institutional investors have been permitted to purchase shares and convertible debentures of an Indian company through offer/private placement. This is subject to investment ceilings prescribed under the Foreign Exchange Management Act. Indian companies are permitted to issue such shares provided that: (i) in the case of a public offer, the price of shares to be issued is not less than the price at which shares are issued to residents and (ii) in the case of an issue by private placement, the price is not less than the price arrived at under SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable. Purchases can also be made of Partly Convertible Debentures/ Fully Convertible Debentures/ Right Renunciations/Warrants/Units of Domestic Mutual Fund Schemes.

Foreign institutional investors may not engage in short selling and must take delivery of securities purchased and give delivery of securities sold. There may not be any squaring off of transactions during the no-delivery period of a security.

Foreign institutional investors may form a 100% debt fund and get such fund registered with SEBI. Investment in debt securities by foreign institutional investors are is subject to limits stipulated by SEBI.

Voting Rights

Holders of the Company’s ADSs will not be entitled to instruct the Depository how to vote the Shares underlying the ADSs. Rather, each holder, by accepting an ADR, authorized and directed the Depository to vote the deposited Shares as instructed by the Board or give a proxy or power of attorney to vote the deposited Shares to a person designated by the Board. However, the Depository will only do this upon the Company’s legal counsel issuing an opinion to the Depository stating that it is legal for the Depository to do so and that doing so will not expose the Depository to legal liability. If the Company does not provide the legal opinion referred to above, the Depository will not vote the deposited Shares or give a proxy or power of attorney to anyone else to vote the deposited Shares.

Taxation

Indian Taxation

General

The following summarizes the material Indian tax consequences for investors in ADSs and Shares received upon redemption of ADSs who are non-residents as defined in the Indian Income Tax Act, 1961 (Indian Tax Act), whether of Indian origin or not, who acquire ADSs or Shares (upon redemption) and who hold such ADSs or Shares (upon redemption) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. This is primarily based on the provisions of the Indian Tax Act, including the special tax regime contained in Section 115AC (the “Section 115AC Regime), read with the Finance Act for the relevant year, Finance (No.2 Act), 2004 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. A non-resident investor has an option to be governed by the provisions of the Act or the provisions of a tax treaty that India has entered into with another country of which the non-resident investor is a tax resident, whichever is more beneficial.

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

Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor and will be as applicable for short-term capital gains (ST) as given in the table below. However, in such a case, there is also a concessional rate of tax available, if the sale is entered on a recognized stock exchange and such transaction of sale would apply to the STT as described below under “Securities Transaction Tax”.

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

Securities Transaction Tax

As per Chapter VII of the Finance (No. 2 Act), 2004 (as amended), STT is payable as follows:

Sr. No.	Taxable Securities Transaction	Rate	Payable by
1.	Purchase of an equity share in a company, where— (a) the purchase is on a recognized stock exchange; and (b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.	0.125%	Purchaser

2.	Sale of an equity share in a company, where— (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.	0.125%	Seller

3.	Sale of an equity share in a company, where— (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled otherwise than by the actual delivery or transfer of such share.	0.025%	Seller

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

United States Federal Taxation

The following summary describes the material United States federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid U.S. federal income tax, persons owning 10% or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the U.S. Dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depository to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

As used herein, the term “U.S. Holder” means a beneficial holder of a Share or ADS that is, for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the U.S., (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and is under the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds the Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.

Ownership of ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying Shares that are represented by such ADSs. Deposits or withdrawals of Shares by U.S. Holders in exchange for ADSs will not be subject to United States federal income tax. However, the United States Treasury has expressed concerns that parties to whom depositary Shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends

To the extent that distributions paid by the Company with respect to its Shares or ADSs do not exceed its earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends. If these dividends constitute qualified dividend income (QDI), individual U.S. Holders of the Company’s Shares or ADSs will generally pay tax on such dividends received during taxable years prior to January 1, 2013 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Assuming the Company is not a passive foreign investment company (as discussed below), dividends paid will be QDI if the Company is a qualified foreign corporation (QFC) at the time the dividends are paid. The Company believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by the Company to be QDI for United States federal income tax purposes. Corporate holders receiving dividends paid by the Company will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The amount of any dividend paid in Indian Rupees will equal the U.S. Dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of Shares, or by the Depository, in the case of ADSs, regardless of whether the Indian Rupees are converted into U.S. Dollars. It is expected that the Depository will, in the ordinary course, convert the Indian Rupees received by it as distributions in the Depository into U.S. Dollars. If the Indian Rupees received as a dividend are not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a basis in the Indian Rupees equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is United States source.

Dividends paid on the Shares or ADSs will be treated as income from sources outside the United States and will generally constitute “passive income”. Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S.Holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under United States federal income tax principles for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Shares or ADSs), and the balance in excess of the adjusted basis will be taxed as a capital gain recognized on a sale or exchange. Consequently, distributions in excess of the Company’s current and accumulated earnings and profits would not give rise to foreign source income with respect to such excess.

Distributions of Shares or rights to subscribe for Shares that are received as part of a pro rata distribution to all shareholders of the Company in certain circumstances should not be subject to United States federal income tax. The basis of any new Shares or rights so received will be determined by allocating the U.S. Holder’s basis in the old Shares between the old Shares and the new Shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of any rights received will be zero if (1) the fair market value of the rights is less than 15% of the fair market value of the old Shares at the time of distribution or (2) the rights are not exercised and thus expire.

Taxation of Capital Gains

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the U.S. Holder’s tax basis in the right, Share or ADS. Such gain or loss will be a capital gain or loss and it will be a long-term capital gain or loss if the holding period of the U.S. Holder exceeds one year. Current law generally provides that long-term capital gains realized by individuals are subject to federal income tax at a maximum rate of 15% for taxable years prior to January 1, 2013. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

Under certain circumstances described under “Indian Taxation—Taxation of Capital Gains” in this report, a U.S. Holder may be subject to Indian tax upon the disposition of rights, Shares or ADSs. In such circumstances and subject to applicable limitations, such U.S. Holder may elect to treat the gain as foreign source income and to credit the Indian tax against its United States federal income tax liability with respect to the gain. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of rights, Shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such rights, Shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of rights, Shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of rights, Shares or ADSs.

Estate Taxation

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding rate may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the US Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the IRS certain information with respect to his or her beneficial ownership of Shares or ADSs, unless such Shares or ADSs are held on his or her behalf by a financial institution, as defined in Section 6038D of the Code. The new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. US Holders should consult their own tax advisors regarding the application of the new law in their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•

on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income. The Company does not believe that it currently satisfies either of the tests for passive foreign investment company status. The Company will be required to determine its status as a passive foreign investment company on an annual basis. No assurance can be given that the Company will not be considered a passive foreign investment company in future taxable years. If the Company were to be a passive foreign investment company for any taxable year, U.S. Holders would be required to either:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions” (as the term is defined in relevant provisions of the U.S. tax laws) and on any gain on a sale or other disposition of Shares or ADSs;

•

if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of the Company’s income; or

•

if the Shares or ADSs are “marketable” and a mark-to-market election is made, mark-to-market the Shares or ADSs each taxable year and recognize ordinary gain and, generally to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

In addition, if we become a passive foreign investment company all U.S. Holders would be required to file an annual report with respect to their Shares or ADSs.

If the Company is treated as a passive foreign investment company, the Company does not plan to provide information necessary for the “qualified electing fund” election. Notwithstanding the foregoing, U.S. Holders should consult their own tax advisors regarding the adverse United States federal income tax consequences of owning the stock of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

South Africa Taxation

Basis of taxation

Residents are taxed on worldwide income; nonresidents are taxed on South African-source income and on capital gains arising from the disposal of immovable property and assets of a permanent establishment in South Africa. Foreign—source income derived by residents is subject to corporation tax in the same way as South African-source income.

Taxation of dividends

Prior to April 1, 2012, dividends received by a South African company from another South African company are exempt from corporation tax, although the Secondary Tax on Companies (STC), calculated on the net amount of dividends declared at a rate of 10%, is imposed on the payer of the dividends (subject to exemption). On April 1, 2012, STC was abolished and replaced by a dividends withholding tax (see below). Dividends received from a foreign company are in principle subject to income tax, although various exemptions exist. For example, a foreign dividend will be exempt where the recipient holds at least 20% of the shares and voting rights of the company declaring the dividend. With effect from April 1, 2012, this threshold decreased to 10%. When the foreign dividend is taxable, a credit for withholding tax suffered is generally available.

Capital gains

50% of capital gains are included in taxable income and taxed at the normal income tax rate applicable; however, gains on the sale of substantial foreign shareholdings are exempt if certain conditions are satisfied. The rate of inclusion in taxable income of gains made on sale of assets has been increased to 66.67% effective from April 1, 2012.

WITHHOLDING TAX

Dividends

With effect from April 1, 2012, dividends paid to individuals and foreign persons are subject to a 15% dividends withholding tax (subject to the provisions of any applicable tax treaty). Prior to this date, withholding tax was not imposed on dividends.

Interest

South Africa does not levy a withholding tax on interest. However, with effect from 1 January 2013, withholding tax at the rate of 10% will be levied (subject to certain exemptions) on interest paid to nonresidents, unless reduced under a tax treaty.

Royalties

The withholding tax on royalties paid to a nonresident is 12% unless the rate is reduced under a tax treaty.

Other

Where a purchaser of South African immovable property makes a payment to a nonresident, the purchaser must withhold a percentage of the amount payable, depending on whether the seller is an individual, a company or a trust.

A final withholding tax of 15% is withheld on gross payments to nonresident entertainers and sportspersons who earn income in South Africa.

Other taxes on corporations

Payroll tax

A 1% payroll levy (“skills development levy”) is imposed on all employers, but companies with annual payroll costs below ZAR 500,000 are exempt.

Real property tax

Municipal authorities’ levy “rates” on the occupation of real property. Rates are deductible in calculating corporation tax liability

Social security

Employers must contribute the equivalent of 1% of gross income for each employee (up to a capped amount), plus a similar 1% deduction from the employee, to the Unemployment Insurance Fund.

Securities Transfer Tax (STT)

Securities Transfer Tax is levied on the transfer of securities (including shares) at a rate of 0.25%.

VALUE ADDED TAX

Taxable transactions

VAT is levied on the sale of goods and the provision of services.

Rates

The standard rate is 14%; certain transactions are zero-rated or exempt.

Registration

A person making standard or zero-rated supplies of more than ZAR 1 million per year is obliged to register. Nonresidents that carry on an enterprise in South Africa are required to register.

Filing and payment

VAT returns are generally submitted every 2 months, but businesses with an annual turnover in excess of ZAR 30 million must submit monthly returns. Returns must be submitted by the last working day of the following month. Payment in full must accompany the return.

TAX TREATIES

South Africa has concluded more than 60 tax treaties with other countries.

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

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over-the-Counter (OTC) interest rate swaps, a derivative financial instrument, to reduce the interest rate risk related to these activities. As on March 31, 2012, we had interest rate swaps of  36,885 million (US$ 725 million) and forward starting interest rate swaps of  4,716 million (US$ 93 million) effective from fiscal year 2013 and 2014 onwards out of total floating rate long-term debt of  89,513 million (US$ 1,759 million). As on March 31, 2011, we had forward starting interest rate swaps of  6,690 million effective from fiscal year 2011 and  1,115 million effective from fiscal year 2012 onwards out of total floating rate long-term debt of  33,798 million. In respect of the interest rate swaps that are designated as cash flow hedges, the effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive income/ (loss) and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. For fiscal 2012, there was no ineffectiveness on forward dated swaps of  4,716 million (US$ 93 million) designated as cash flow hedges. Based on the terms of the derivative instruments designated as cash flow hedges,  156 million (US$ 3 million) of unrealized losses currently in accumulated other comprehensive income/ (loss) is estimated to be transferred into earnings during fiscal 2013. During fiscal 2011 we incurred net expense of  22 million because of the partial ineffectiveness of interest rate swaps.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2012 would have had an aggregate increase in interest cost of  524 (US$ 10.3 million) and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2012 would have had an aggregate reduction in interest cost of  524 (US$ 10.3 million) on our financial statements for fiscal year 2013.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2011 would have had an aggregate increase in interest cost of  254 million and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2011 would have had an aggregate reduction in interest cost of  254 million on our financial statements for fiscal year 2012.

All long-term debts which had a fixed interest rate for at least one year as at March 31, 2012 have been considered fixed rate debt. Total outstanding long-term debt as at March 31, 2012 and March 31, 2011 was  104,391 million (US$ 2,051 million) and  55,164 million respectively. As of March 31, 2012 and March 31, 2011, approximately 86% and 61% respectively of the total long-term debt carried floating interest rates. The unhedged variable interest rate loans comprised approximately 59% as on March 31, 2012 and 47% as on March 31, 2011 of the total long term variable rate debt for the respective years. Available-for-sale securities (debt mutual funds) are carried at their fair values, which are generally based on market price quotations. As at March 31, 2012 there were no mutual fund investments outstanding. As at March 31, 2011 the fair value of mutual fund investments was  916 million against the book value of  912 million.

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD, ZAR and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and U.S. Dollars (for international subsidiaries of Tata Communications) amount of foreign currency settlements received by the Company from, and paid by the Company to, foreign telecommunication administrations and other customers, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2012, the Company had a significant amount of foreign currency denominated receivables (  9,547 million or US$ 188 million) and payables (  4,317 million or US$ 85 million). As of March 31, 2011, the Company had a significant amount of foreign currency denominated receivables (  16,577 million) and payables (  4,461 million). These expose the Company to foreign exchange risks. The aggregate impact of 1% strengthening or weakening of the Rupee against foreign currencies would have had an aggregate beneficial or adverse impact of  52 million (US$ 1.02 million) and  121 million on the Company’s financial statements for fiscal 2012 and fiscal 2011, respectively.

As at March 31, 2012, we also had external foreign currency short-term debt exposure on our books of  1,258 million (US$ 24.72 million) respectively. A 1% strengthening or weakening of the Dollar and Rupee against the foreign currency short-term debt, would have had an aggregate adverse or beneficial impact of  12.58 million (US$ 0.25 million) on our financial statements.

As at March 31, 2011, we also had external foreign currency long-term debt (maturing on May 3, 2011) and short-term debt exposure on our books of  689 million and  1,332 million, respectively. A 1% strengthening or weakening of the Dollar and Rupee against the foreign currency long term debt and short-term debt, respectively, would have had an aggregate adverse or beneficial impact of  20 million on our financial statements.

The Company uses foreign currency forward and option contracts (derivative instruments) to manage the exchange risks associated with movements in foreign currencies against functional currencies of the Company. During fiscal 2012, the Company did not use any option contract for managing foreign exchange risk.

As at March 31, 2012, the derivative instruments (forward contracts) not designated as hedges had a net fair value of  76 million recognized as liability.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by holders of our ADSs:

The fees and charges payable by holders of our ADSs include the following:

(i)	a fee not in excess of US$ 5 per 100 ADSs for the execution and delivery of receipts and the surrender of receipts;

(ii)	a fee not in excess of US$ 0.02 per ADS for each cash distribution pursuant to the deposit agreement; and

(iii)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or equity share underlying an ADS;

(ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

(iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depository with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e. stock dividends), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

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

Fees and other payments made by the depositary:

During fiscal 2012, the Depository paid approximately US$ 53,542 to the NYSE on behalf of the Company for its annual stock exchange listing fees. The Company has not received any other reimbursements or payments from the depository directly or indirectly during fiscal 2012.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

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

Due to inherent limitations, including the possibility of human errors, the circumventing or overriding of controls, or fraud, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has excluded Sepco Pty Ltd and its subsidiaries from its assessment of internal control over financial reporting except relating to control over the recording and related disclosure of amounts relating to the investments that are recorded in the Company’s consolidated financial statements and which constitute  10,173 million (US$ 200 million) and  31,450 million (US$ 618 million) of net liabilities and total assets respectively,  14,967 million (US$ 294 million) of revenues and  11,114 million (US$ 218 million) of loss of the consolidated financial statements as of and for the year ended March 31, 2012. Such exclusion was in accordance with SEC guidance that an assessment of a recently (May 30, 2011) acquired business may be omitted in management’s report on internal control over financial reporting in the year of acquisition.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2012.

Our Independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Amal Ganguli, one of the Company’s independent directors, joined the Board on July 17, 2006 and was nominated as a member and elected Chairman of the Audit Committee on October 19, 2006. The Board has determined that Mr. Amal Ganguli is a financial expert. Mr. Ganguli’s relevant experience is described under “Item 6—Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

The Company has adopted the Tata Code of Conduct, which is applicable to all employees of the Company, including the executive directors, the Chief Executive Officer, the Chief Financial Officer and all other key executive officers of the Company.

The Company undertakes to provide a copy of the Code of Conduct to any person without charge who requests it in writing to Tata Communications Limited, Office of Company Secretary and Chief Legal Officer, 4th Floor, Tower C, Plot nos C21 & C36, ‘G’ Block, BKC, Mumbai-400098, India.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided to us in fiscals 2011 and 2012:

	Fiscal Year ended March 31,
Type of Service	2011	2012	Description of Service
a) Audit Fees	75,079,475	104,230,396	Annual audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	30,281,560	29,584,400	Services related to the quarterly review of financial statements.

c) Tax Fees	26,349,384	13,269,295	Tax audit fees and tax consulting services.

d) All Other Fees	17,503,485	13,552,008	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2011 and 2012, including the fees for tax services set forth above, have been approved by the Company’s Audit Committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company.

Audit Committee Pre-Approval Policy and Procedures

Policy

Our Audit Committee pre-approves the following professional services provided to the Company and its subsidiaries by its external auditors:

(1)	All audit services; and

(2)	All non-audit services, including tax services.

Procedures

Our Audit Committee:

1. Reviews and approves, prior to the engagement of the external auditors, on an annual basis, the specific financial/statutory audits for the fiscal year to be rendered by the external auditors.

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

The Company’s Audit Committee is composed of four directors, all of whom meet the independence requirements under Rule 10A-3 of the Exchange Act with the exception of Mr. Saurabh Tiwari who is exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv)(E) of the Exchange Act as he is a representative of the GoI and is not an executive officer of the Company. We believe that the Company’s reliance on such exemption does not materially adversely affect the ability of our Audit Committee to act independently.

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

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)

Under Indian law, if the chairman of a board of directors is a non-executive director, at least one-third of the board must be comprised of independent directors and if he is an executive director, at least half of the board must be comprised of independent directors. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or at one level below the Board, at least one-half of the Board of the company must be independent directors. The chairman of our Board is not an executive of the Company nor is he a promoter of the Company or related to any promoter or person occupying management positions at the Board level or at one level below the Board. As reported to the Indian Stock Exchanges, the Company has as its Chairman a non-executive director (Independent Director) and hence as per Clause 49(IA) of the Listing Agreement at least one-third of the Board must be comprised of independent directors. In February 2002, when the GoI transferred 25% of its stake in the Company to the Strategic Partner, a Shareholders Agreement and a Share Purchase Agreement were signed and the said agreements set forth the rights of the Strategic Partner and the Government to nominate directors to the Board of the Company. The relevant clauses from the agreements were incorporated in the Memorandum and Articles of Association of the Company. Under the Articles of Association and in accordance with the agreements referred to above, the Board must is to be comprised of 12 directors, four of which must be independent directors and the Government and the Strategic Partner are entitled to recommend two independent directors each.

As of March 31, 2012, the Board was comprised of 11 directors out of which 3 were independent directors thus falling below the requirement of having one third of the directors be independent directors. Two out of the three independent directors on the Board were recommended by the Strategic Partner and the remaining one independent director was recommended by the Government. Since June 2011, the Government is in the process of recommending the other independent director. The Company has been requesting the Government time and again to recommend the name of one more independent director. In its letter dated April 27, 2012, the Government intimated that the process for recommending the name of another independent director is being pursued vigorously in order to complete formalities and obtain approvals within the Government.

Until the Company receives such name from the Government and the Board appoints one more independent director, the Company is not compliant with Clause 49(IA) (ii) of the Listing Agreement, which requires one third of the Company’s directors to be independent.

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

d. is not a partner or an executive or was not a partner or an executive during the preceding three years, of any of the following:

i.       the statutory audit firm or the internal audit firm that is associated with the Company, or

ii.      the legal firm(s) and consulting firm(s) that have a material association with the Company;

e. is not a material supplier, service provider, customer, lessor or lessee of the Company, which may affect independence of the director;

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

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2011-12 (Page 21 to Page 35) under the headings:

•  Report on corporate governance for the year 2011-12

•  Directors’ Responsibility Statement for the Year 2011-12

•  Secretary Responsibility Statement

•  Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•  Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification for the Year 2011-12.

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

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation 2011. Mr. Saurabh Kumar Tiwari, because he is a nominee director of the GoI, is eligible to rely on and relied on a Securities Exchange Act 10A-3 exemption.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The Company’s financial statements included herein are comprised of the consolidated balance sheets of the Company as of March 31, 2011 and 2012 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2010, 2011 and 2012 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The Company’s financial statement pages appear on pages F-1 through F-52. Financial Statements of Neotel as of and for the fiscal years ended 2010 and 2011 pursuant to Rule 3-09 of Regulation S-X are also included herein. The financial statements of Neotel appear on pages 1 through 45 for fiscal 2011 and pages 1 through 56 for fiscal 2010.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Certificate of Incorporation of Tata Communications Limited, dated March 19, 1986 and as currently in effect.

1.2******	Amendment No. 1 to the Certificate of Incorporation of Tata Communications Limited (reflecting name change to Tata Communications Limited).

1.3#	Articles of Association of Tata Communications Limited, dated April 2, 2004.

1.4*	Memorandum of Association of Tata Communications Limited, dated April 2, 2004.

1.5*******	Memorandum and Articles of Association of Tata Communications Limited, dated April 3, 2008.

1.6*	Certificate for Commencement of Business, dated March 21, 1986.

1.7*	Specimen Certificate for Equity Shares of Tata Communications Limited.

2.1*	Form of Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.2**	Amendment No. 1 to Deposit Agreement, among Tata Communications Limited, The Bank of New York, as Depositary and owners and beneficial owners of American Depositary Receipts issued thereunder (including as an exhibit the form of American Depositary Receipt).

2.3***	Shareholders’ Agreement among the President of India, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited, dated February 13, 2002.

2.4***	Share Purchase Agreement among the GoI, Panatone Finvest Limited, Tata Sons Limited, Tata Power Company Limited, Tata Iron and Steel Company Limited and Tata Industries Limited and the Company dated February 6, 2002.

4.3*****	License Agreement for NLD services between the President of India and the Company, dated February 8, 2002.

4.4****	License Agreement for Provision of Internet Service (including Internet Telephony) between the President of India and the Company, dated May 3, 2002.

4.5****	License Agreement for ILD services between the Department of Telecommunications, GoI and the Company, dated February 5, 2004.

4.6#	Letter from the Ministry of Communications, Department of Telecommunications regarding termination of the monopoly granted to Tata Communications Limited, dated September 7, 2000.

4.7******	Tata Brand Equity & Business Promotion Agreement, dated December 4, 2007, between Tata Sons Limited and the Company.

4.8********	Tata Brand Equity & Business Promotion Agreement, dated February 2, 2010, between Tata Sons Limited and the 33 subsidiaries of the Company.

Exhibit Number	Description

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration Statement No. 001-15118) filed with the Commission on October 13, 2000 and incorporated herein by reference.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 1, 2001 and incorporated herein by reference.
***	Previously filed as an exhibit to the Schedule 13D filed on February 15, 2002, by Panatone Finvest Limited and Tata Sons Limited relating to the purchase of shares of the Company.
****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 27, 2002 and incorporated herein by reference.
*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 2, 2006.
******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 14, 2008 and incorporated herein by reference.
*******	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on October 15, 2009 and incorporated herein by reference.
********	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 30, 2010 and incorporated herein by reference.
#	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F (Registration No. 001-15118) filed with the Commission on September 29, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

August 15, 2012

TATA COMMUNICATIONS LIMITED,

By:	/s/ Vinod Kumar
Name:	Vinod Kumar
Title:	Managing Director and Group CEO

By:	/s/ Sanjay Baweja
Name:	Sanjay Baweja
Title:	Chief Financial Officer

GLOSSARY OF TERMS AND ABBREVIATIONS

Unless otherwise specified or the context requires otherwise in this Annual Report on Form 20-F (Annual Report) the terms mentioned below shall have the following meaning assigned to them;

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

“CIT(A)” means Commissioner of Income Tax (Appeals)

“Cochin Port Trust” means the body of the GoI that manages the port of Kochi;

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

“Dishnet” means a broadband ISP in India that was acquired by the Company in 2004 and is now part of Tata Indicom Broadband;

“DoT” means Department of Telecom, GoI;

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

“FCC” means the Federal Communications Commission in the U.S.;

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

“GAAP” means Generally Accepted Accounting Principles;

“Gartner Magic Quadrant” means the proprietary research tool developed by Gartner Inc. a U.S.-based research and advisory firm;

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

“GPSS” means Gateway Packet Switching Services;

“GSM” means Global System for Mobile;

“GVPN” means Government VPN;

“GVS” means Global Voice Solutions;

“GDMS” means Global Data and Managed Services;

“HCD” means Home Country Direct;

“HSE Council” means the Tata Communications Health Safety and Environment Council;

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

“ISP” means Internet Service Provider;

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

“MEF” means Metro Ethernet Forum Test;

“MHA” means Ministry of Home Affairs, GoI;

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

“OSS-BSS Systems” means Operations Support Systems—Business Support Systems;

“OTC” means Over the Counter;

“PoPs” means Points of Presence;

“PP&E” means Property, Plant and Equipment;

“PRC” means Peoples Republic of China;

“Promoter” refers to the Strategic Partner, its principals and the GoI;

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

“SEACOM” means the SEA (South & East Africa) undersea fiber optic cable system known as SEACOM;

“SEBI” means Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC” means Securities and Exchange Commission established under the Securities Exchange Act, 1934;

“Section 115AC Regime” means the special tax regime contained in Section 115AC of the Indian Tax Act;

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

“SNOSPV” means VSNL SNOSPV Pte Ltd;

“SONET” means Synchronous Optical Networking;

“SOX” means Sarbanes-Oxley Act, 2002, also known as the Public Company Accounting Reform and Investor Protection Act of 2002;

“South Africa Operations” refers to the business segment providing services carried out by the Company’s subsidiary, Neotel.

“SPA” or “Share Purchase Agreement” refers to Share Purchase Agreement dated 6th February 2002, among the Company, the Government, the Strategic Partner wherein the Government agreed to sell to the Strategic Partner, 25% of the equity shareholding of the Company;

“Space Segment” means usage time of a satellite service;

“SS7” means Signaling System #7;

“ST” means short-term capital gains;

“STM” means Synchronous Transport Module;

“Strategic Partner” means Panatone Finvest Limited, and refers to the strategic partner of the GoI in relation to the disinvestment of the Company in 2002;

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

“TDSAT” means Telecom Disputes Settlement Appellate Tribunal established under the TRAI Act, 1997;

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

“Tier 1 ISP” means an ISP with a Tier 1 network being a network that can reach every other network on the Internet;

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

“Universal 800” means a service offering international toll-free 800 numbers; \

“U.S. Holder” means a beneficial holder of a Share or ADS that is, for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the United States and is under the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

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

TATA COMMUNICATIONS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Tata Communications Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2011 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Communications Limited and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2012, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (z). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Haskins & Sells
Chartered Accountants Mumbai, Maharashtra, India

August 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Item 15 under Control and Procedure of the accompanying Form 20–F titled Management’s Report on Internal Control Over Financial Reporting, Management excluded from its assessment the internal control over financial reporting at SEPCO Pty Ltd and its subsidiaries, which were acquired on May 30, 2011 and whose financial statements constitute  10,173 million (US$ 200 million) and  31,450 million (US$ 618 million) of net liabilities and total assets respectively, 14,967 million (US$ 294 million) of revenues and  11,114 million (US$ 218 million) of net loss of the consolidated financial statements as of and for the year ended March 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at SEPCO Pty Ltd and its subsidiaries.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated August 15, 2012, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells
Chartered Accountants Mumbai, Maharashtra, India
August 15, 2012

Tata Communications Limited

Consolidated Balance Sheets

As of March 31, 2011 and 2012

			US$
	2011	2012	2012
	(in millions, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	6,831	2,758	54
Investments	916	—	—
Accounts receivable (net of allowances of 2,452 million and 3,267 million as of March 31, 2011 and 2012) (includes 1,197 million and 1,472 million as of March 31, 2011 and 2012 due from related parties)	19,226	26,212	515
Prepaid expenses and other current assets (net of allowances of 617 million and 687 million, as of March 31, 2011 and 2012) (includes 33 million and 98 million as of March 31, 2011 and 2012 due from related parties)	4,836	7,754	152

Total current assets	31,809	36,724	721
Investments	4,100	4,104	81
Investments in equity method investees	217	313	6
Advances for investments	445	—	—
Property, plant and equipment, net	107,838	141,093	2,772
Intangible assets, net	2,833	6,047	119
Goodwill	6,361	29,430	579
Advance income taxes (net)	18,515	17,167	337
Other non-current assets (includes 4,396 million and 2,899 million as of March 31, 2011 and 2012 due from related parties)	11,625	12,103	239

Total assets	183,743	246,981	4,854

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes 1,250 million and 1,182 million as of March 31, 2011 and 2012 due to related parties)	24,758	28,409	558
Short-term debt and current portion of long-term debt	22,727	16,117	317
Accrued expenses and other current liabilities (includes 1,440 million and 1,552 million as of March 31, 2011 and 2012 due to related parties)	17,406	23,296	458

Total current liabilities	64,891	67,822	1,333
Long-term debt, net of current portion	46,100	99,330	1,952
Other non-current liabilities (includes 1,741 million as of March 31, 2011 and 2012 due to related parties)	33,573	40,729	800

Total liabilities	144,564	207,881	4,085

Commitments and contingencies (See Note 28)
Shareholders’ equity
Equity shares par value 10 each
Authorized: 400,000,000 shares; Previous Year 300,000,000 shares (See Note 19)
Issued and outstanding 285,000,000 shares as of March 31, 2011 and 2012	2,850	2,850	56
Additional paid-in-capital	15,770	15,506	305
Retained earnings	20,807	23,549	463
Accumulated other comprehensive loss	(316)	(4,359)	(86)

Total Tata Communications Limited shareholders’ equity	39,111	37,546	738
Non-controlling interest in subsidiary	68	1,554	31

Total shareholders’ equity	39,179	39,100	769

Total liabilities and shareholders’ equity	183,743	246,981	4,854

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Operations

For each of the years ended March 31, 2010, 2011 and 2012

				US$
	2010	2011	2012	2012
	(in millions, except share, per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services (includes 4,670 million, 4,607 million and 4,180 million in fiscals 2010, 2011 and 2012 from related parties)	106,080	113,840	139,885	2,749

Cost of revenues
Network and transmissions cost (excluding depreciation and amortization of 11,357 million, 11,962 million and 15,320 million in fiscals 2010, 2011 and 2012) (includes 2,634 million, 3,214 million and 3,287 million in fiscals 2010, 2011 and 2012 from related parties)	61,452	67,213	76,917	1,512
License fees (includes 794 million, 653 million and 841 million in fiscals 2010, 2011 and 2012 from related parties)	794	664	928	18

Total cost of revenues	62,246	67,877	77,845	1,530

Operating costs
Depreciation and amortization	14,074	13,980	18,329	360
Other operating costs (includes 1,072 million, 587 million and 1,591 million in fiscals 2010, 2011 and 2012 from related parties)	31,323	32,347	43,153	848

Total operating costs	45,397	46,327	61,482	1,208

Operating income/(loss)	(1,563)	(364)	558	11
Non-operating income/(loss), net:
Gain on sale of investments	347	138	379	7
Interest income on income tax refunds	2,183	40	101	2
Interest income from banks and others (includes 552 million, 707 million and 163 million in fiscals 2010, 2011 and 2012 from related parties)	673	762	296	6
Interest expense (includes Nil, Nil and 111 million in fiscals 2010, 2011 and 2012 from related parties)	(4,188)	(4,088)	(7,591)	(149)
Fair value gain on previously held interest in equity method investee recognised on business acquisition	—	128	11,047	217
Other non-operating income, net (includes 64 million, 88 million and 51 million in fiscals 2010, 2011 and 2012 from related parties)	1,165	1,703	446	9

Total non-operating income/(loss), net	180	(1,317)	4,678	92

Income/(loss) before income taxes	(1,383)	(1,681)	5,236	103
Income tax (expense) /benefit	969	(765)	(5,138)	(101)
Dividend tax	(218)	—	(92)	(2)

Equity in net loss of equity method investees	(3,192)	(5,636)	(944)	(19)

Net income/(loss)	(3,824)	(8,082)	(938)	(19)

Net (income)/loss attributable to non-controlling interest	(12)	(13)	4,250	84

Net income/(loss) attributable to Tata Communications Limited	(3,836)	(8,095)	3,312	65

Per share Information:
Basic earnings/(loss) per equity share	(13.46)	(28.40)	11.62	0.23
Weighted number of equity shares outstanding	285,000,000	285,000,000	285,000,000	285,000,000
Basic earnings/(loss) per ADS (each ADS represents two equity shares)	(26.92)	(56.80)	23.24	0.46

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Changes in Shareholders’ Equity

For each of the years ended March 31, 2010, 2011 and 2012

	Number of equity shares	Equity share capital		Additional paid-in capital		Retained earnings		Accumulated other comprehensive income / (loss)		Total Tata Communications Limited shareholders’ equity		Non- controlling interest		Total shareholders’ equity		Comprehensive income / (loss)
	(In millions, except number of equity shares)
Balance at March 31, 2009	285,000,000		2,850		15,770		34,021		(174)		52,467		50		52,517
Net loss							(3,836)				(3,836)		12		(3,824)		(3,824)
Net unrealized gain on available-for-sale securities, net of realized gain and net of tax effect of 20 million.									18		18				18		18
Foreign currency translation adjustment									586		586		1		587		587
Dividends paid							(1,283)				(1,283)		(5)		(1,288)
Effective portion of net gain on derivative instrument designated as cash flow hedge									20		20				20		20
Funded status on employee benefit plans net of tax effect of 332 million									(711)		(711)				(711)		(711)
Comprehensive loss																	(3,910)
Attributable to
- Equity Shareholders																	(3,923)
- Non-controlling interest																	13
																	(3,910)

Balance at March 31, 2010	285,000,000		2,850		15,770		28,902		(261)		47,261		58		47,319
Net loss							(8,095)				(8,095)		13		(8,082)		(8,082)
Net unrealized loss on available-for-sale securities, net of realized gain and net of tax effect of 19 million.									(24)		(24)				(24)		(24)
Foreign currency translation adjustment									(227)		(227)		(1)		(228)		(228)
Dividends paid													(2)		(2)
Effective portion of net loss on derivative instrument designated as cash flow hedge									(31)		(31)				(31)		(31)
Funded status on employee benefit plans net of tax effect of 94 million									227		227				227		227
Comprehensive loss																	(8,138)
Attributable to
- Equity Shareholders																	(8,150)
- Non-controlling interest																	12
																	(8,138)

Balance at March 31, 2011	285,000,000		2,850		15,770		20,807		(316)		39,111		68		39,179
Fair Value of Non Controlling Interest on acquisition													1,146		1,146
Issue of shares to Non Controlling Interest													4,556		4,556
Changes in ownership interest in subsidiary					(264)						(264)		264		—
Net Income/( loss)							3,312				3,312		(4,250)		(938)		(938)
Net realized gain on available-for-sale securities reclassified net of tax effect of 1 million.									(3)		(3)				(3)		(3)
Foreign currency translation adjustment									(3,959)		(3,959)		(225)		(4,184)		(4,184)
Dividends paid							(570)				(570)		(5)		(575)
Effective portion of net gain on derivative instrument designated as cash flow hedge									268		268				268		268
Funded status on employee benefit plans net of tax effect of 150 million									(349)		(349)				(349)		(349)
Comprehensive Income																	(5,206)
Attributable to
- Equity Shareholders																	(731)
- Non-controlling interest																	(4,475)
																	(5,206)

Balance at March 31, 2012	285,000,000		2,850		15,506		23,549		(4,359)		37,546		1,554		39,100

		US$	56	US$	305	US$	463	US$	(86)	US$	738	US$	31	US$	769	US$	(102)

As of March 31, 2012 and 2011, retained earnings include 7,308 million and 10,181 million restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2010, 2011 and 2012

	2010	2011	2012	US$ 2012
	(in millions)
Cash flows from operating activities:
Net income (loss)	(3,824)	(8,082)	(938)	(19)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,074	13,980	18,329	360
Loss/ (gain) on sale of property, plant and equipment, net	10	489	(31)	(1)
Gain on sale of available-for-sale investments	(347)	(138)	(379)	(7)
Allowances for Doubtful debts (Net of recoveries)	823	484	647	13
Equity in net loss of equity method investees	3,192	5,636	944	19
Fair value gain on previously held interest in equity method investee recognised on business acquisition	—	(128)	(11,047)	(217)
Joint venture termination fees	—	(90)	—	—
Deferred income tax expense (benefit)	882	(245)	3,907	77
Net change in:
Accounts receivable	23	(39)	(3,993)	(78)
Advance income taxes, net	(6,876)	3,103	1,283	25
Prepaid expenses, other current and non current assets	(1,411)	(495)	(6,964)	(137)
Accounts payable, other current and non-current liabilities	7,867	(2,797)	6,411	126

Net cash provided by operating activities	14,413	11,678	8,169	161

Cash flows from investing activities:
Purchase of property, plant and equipment	(24,180)	(14,573)	(18,103)	(356)
Purchase of intangible assets	(882)	(793)	(791)	(16)
Proceeds from sale of property, plant and equipment	208	106	207	4
Proceeds from sale of available-for-sale investments	105,504	22,449	51,648	1,015
Purchase of available-for-sale investments	(102,678)	(18,634)	(50,357)	(989)
Purchase of shares in equity method investees	(808)	(530)	(255)	(5)
Loans given to equity method investees	(1,284)	(3,110)	(765)	(15)
Acquisition of business, net of cash acquired	(149)	(242)	(1,313)	(26)
Change in restricted cash	3	(2)	(19)	—
Short-term bank deposits	2,662	13	12	—
Inter Corporate Deposit given	—	—	(1,400)	(28)
Inter Corporate Deposit matured	—	—	1,300	26
Purchase of investments	—	(1)	(1)	—
Loan to non-controlling interest of subsidiaries	—	—	(1,112)	(22)
Refund of amount paid towards joint venture with China Enterprise Communications.	—	748	—	—
Advances for investments	—	(455)	—	—

Net cash used in investing activities	(21,604)	(15,024)	(20,949)	(412)

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2010, 2011 and 2012

	2010	2011	2012	US$ 2012
	(in millions)
Cash flows from financing activities:
Proceeds from long-term borrowings	10,386	26,501	21,049	413
Long-term borrowings repaid	(997)	(26,442)	(9,413)	(185)
Proceeds from short-term borrowings	28,212	17,827	21,402	421
Short-term borrowings repaid	(32,289)	(10,675)	(27,223)	(535)
Proceeds of bank overdrafts, net	184	669	1,739	34
Loan from non-controlling interest of subsidiary	—	—	1,112	22
Dividends paid (includes 946 million, Nil and 407 million in fiscals 2010, 2011 and 2012 paid to related parties)	(1,283)	—	(570)	(11)
Dividend paid to non-controlling interest of subsidiary	(5)	(2)	(5)	—
Payment of finance lease obligations	(22)	(31)	(28)	(1)

Net cash provided by financing activities	4,186	7,847	8,063	158

Net change in cash flows	(3,005)	4,501	(4,717)	(93)
Effect of foreign exchange differences on cash flows	344	(59)	644	13
Cash and cash equivalents, beginning of year	5,050	2,389	6,831	134
Cash and cash equivalents, end of year	2,389	6,831	2,758	54
Supplementary cash flow information:
Interest paid (net of interest capitalized)	3,840	3,976	7,819	154
Income taxes paid (refunds)	4,982	(2,290)	(107)	(2)
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	909	2,010	3,206	63
Supplementary disclosure of non-cash financing activity:
Loan from non-controlling interest converted to preference shares in SEPCO group	—	—	4,556	90

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

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power Company Limited, and the GOI owned 50.03% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2012.

The consolidated financial statements of Tata Communications include the financial statements of Tata Communications India and its subsidiaries, Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries, SEPCO Communications Pty Ltd,(SEPCO) and its subsidiaries, Tata Communications Lanka Ltd.(“TCLL”), VSNL SNO SPV Pte Ltd. (“SNOSPV”), Tata Communications Transformation Services Limited (“TCTSL”), Tata Communications Banking InfraSolutions Limited (“TCBIL”), and S&A Internet Services Private Limited (“SAISPL”).

On May 30, 2011, the Company through its wholly-owned subsidiary SNOSPV acquired an additional equity ownership interest of 24.50% in SEPCO. Consequently, the SEPCO Group (SEPCO and Neotel collectively referred to as SEPCO Group) became a subsidiary. As a result of this additional acquisition, Tata Communication’s equity ownership interest in SEPCO increased from 43.16% to 67.66% and effective interest in Neotel increased from 49.01% to 61.50% as on May 30, 2011. Neotel offers wholesale and carrier services, enterprise business solutions, mid-market and retail consumer related telephony and data services. The assets, liabilities and results of SEPCO group are included in consolidated financial statements with effect from May 30, 2011. [See note 3(i)].

In India, the Company is regulated by Department of Telecommunications (DoT), GoI and the TRAI. In Singapore and Hong Kong, the Company is regulated by the Infocomm Development Authority of Singapore and the Office of the Telecommunications Authority of the Special Administrative Region, respectively. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and the U.S. Federal Communications Commission, under the Communications Act of 1934, as amended. In the United Kingdom, the Company is regulated by the Office of Communications. In South Africa, the Company is regulated by Independent Communications Authority of South Africa (ICASA). In other areas of the world, the Company is subject to various foreign regulations.

2. Significant Accounting Policies

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

b. Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscals 2010, 2011 and 2012, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances, and unrealized profits and losses on such transactions are eliminated on consolidation.

c. Investments in equity method investee

Investments in entities where the Company has significant influence, generally where the Company controls between 20% and 50% of the voting stocks of such entities, are accounted for using the equity method. Investments in equity method investees are initially recorded at cost and is adjusted in subsequent periods to reflect the Company’s share of earnings or loss of the equity method investee and any impairment. The Company’s equity in net loss of equity method investees in excess of the equity ownership interest is recognized in the statement of operations as an adjustment to other investments.

d. Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other current assets, useful lives of property, plant and equipment and intangible assets, residual values of property, plant and equipment, asset retirement obligations, retirement benefits, impairment of goodwill and property, plant and equipment and income taxes including valuation of deferred tax assets.

e. Business Combination

Business combination transactions in which the Company obtains control over one or more businesses are accounted under the acquisition method. Identifiable assets acquired and liabilities assumed, and non-controlling interests are recognized at acquisition date fair values. Previously held interests in the acquiree are remeasured to fair value at the acquisition date and any resulting gain or loss is recognized in earnings. Goodwill represents the excess of aggregate of the consideration transferred, fair value of the non-controlling interest and in a business combination achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree over the fair value of the assets acquired and liabilities assumed.

f. Cash and cash equivalents

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

h. Accounts receivable

Accounts receivable are stated at their expected realizable values, net of allowances for uncollectible receivables. Accounts receivable and payable are disclosed on a net basis where a legal right of set-off exists. These payables and receivables are generally settled on a net basis.

Allowances for accounts receivables are provided when collection is not probable based on current information and historical experience, including the current creditworthiness of each customer. Account balances are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote.

i. Goodwill

Goodwill is assessed for impairment on an annual basis on March 31 or earlier when events or circumstances indicate that the carrying amount of goodwill exceeds its implied fair value.

Goodwill impairment assessment is a two-step test. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the impairment loss amount, if any. However, if the carrying amount of a reporting unit is zero or negative, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

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

j. Intangible assets

The Company’s intangible assets include customer relationships, computer software, licenses, favorable leases and brand. Costs incurred on application development of internal use computer software are capitalized. Capitalization is commenced when the preliminary stage is complete, funding is committed, and it is probable that the project will be completed and the software will perform the function intended. Upgrades and enhancements that result in additional functionality are capitalized. Costs of ongoing maintenance, support and training activities are expensed as incurred. Customer relationships computer software, ISP license and Favorable Lease are amortized using the straight-line method, over the following estimated economic useful lives:

Years

Customer relationships	7 to 14.5
Computer software	3 to 6
Licenses	License term
Favorable Lease	Period of Lease
Brand	Indefinite

k. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes purchase price, taxes and duties, installation expenses, interest cost and other direct costs incurred till the date the asset is available for use. Interest incurred for constructed asset is capitalised up to the date the asset is ready for its intended use based on the weighted average rate of all borrowings. The cost of construction in progress is transferred to the appropriate asset category, when construction is complete and the asset is available for use.

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

Depreciation is charged on a straight-line basis over the estimated economic useful lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years

Leasehold improvements	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery	2 to 20
Computers	3 to 5
Motor vehicles	3 to 5
Furniture and fixtures	3 to 15
Cables under IRU arrangements are amortized on a straight-line basis over a period of 15 years or the contracted period of right to use, whichever is lower.

l. Asset retirement obligation

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

m. Impairment of long-lived assets

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

n. Derivative financial instruments

The Company uses derivative financial instruments such as forward exchange contracts to mitigate the risk of changes in foreign exchange rates. The Company is also exposed to market risks associated with changes in interest rates. The Company uses derivative instruments such as interest rate swaps to manage its exposure to interest rate movements relating to its variable-rate long-term debts. The counterparty to these contracts is generally a bank.

In respect of cash flow and net investment hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

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

Gains and losses on hedging instruments designated as hedges of the net investments in foreign operations are recognised in foreign currency translation reserve included in accumulated other comprehensive income to the extent that the hedging relationship is effective. In addition, both the fair value of changes excluded from the Company’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as net investment hedges are reported in other non-operating income/loss in the consolidated statement of operations. Gains and losses accumulated in the other comprehensive income are included in the statement of operations when the foreign operation is disposed off.

Changes in fair value of derivative instruments that are not designated as a hedge are recorded immediately in other non-operating income/expense.

o. Revenue recognition

Revenues from voice, data and mobile roaming services are recognized based on usage when the minutes of voice calls are processed or data transmitted, based on contracted rates. Capacity contracts which convey the right to use a specified capacity on an identified fiber for a stated period of time, which is substantially lower than its economic useful life are classified as operating lease arrangements. These contracts typically range for a period between one and three years. Capacity contracts which do not convey the right to use a specified capacity on an identified fiber cable are accounted as service arrangements. Revenues from capacity contracts under operating lease and service arrangements are recognized on a straight line basis over the period of the contracts. Amounts received in advance for any services are recorded as deferred revenue. In the event that a customer terminates an IRU prior to the expiry of the contract and releases the Company from the obligation to provide future services, the remaining unamortized deferred revenue is recognized in the period the contract is terminated. Revenues from internet services are recognized based on usage by subscribers/ customers.

Revenue from sale of software licenses not requiring significant production, modification or customization is recognized, when delivery has occurred, the fee is fixed, collectability is probable and the Company does not have any remaining obligation.

Revenue is recognized when collectability is reasonably assured. The Company evaluates collectability assessing a number of factors including credit worthiness and past transaction history of customers.

p. Non-monetary transactions

Exchange of network capacities with other telecommunication service providers are recorded as non-monetary transactions and measured at the carrying amount of the capacities relinquished, as these exchanges are for similar productive assets used to provide telecommunication services to customers.

q. Cost recognition

Cost and expenses are recognized as incurred and are classified according to their functions as follows:

Network and transmission costs

Network and transmission costs primarily include interconnect charges paid or payable to domestic and foreign carriers for the termination of voice and data traffic, costs related to satellite, terrestrial and subsea leased circuits for the network backbone.

License fees

License fees are payable to the Department of Telecommunication (DoT), GOI for international long distance (“ILD”), national long distance (“NLD”) and internet service provider (“ISP”) licenses and are computed in accordance with the respective license fee agreements. In South Africa, the Company holds an electronic communications service (ECS) and electronic communications network service (ECNS) licenses. The Company additionally holds satellite hub ground station, satellite uplinking and various radio frequency spectrum licenses in South Africa and has access to a number of International Submarine Cable landing stations through its ECNS license issued by ICASA.

Operating costs

Operating costs primarily include employee compensation and other related costs, outsourced manpower costs, repairs and maintenance, utilities, advertising and marketing, legal and professional fees, allowances for uncollectible accounts receivables and other current assets, travel, insurance and other administrative costs.

r. Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave entitled at each balance sheet date.

s. Foreign currency

The functional currency of Tata Communications India and its Indian subsidiaries is the Indian Rupee, whereas the functional currency of TCIPL and its subsidiaries and VSNL SNOSPV Pte Ltd. is the United States Dollar, the functional currency of SEPCO Group is South African Rands (ZAR) and that of all other subsidiaries and equity method investees, the currency in the country of incorporation.

Foreign currency transactions are converted into the functional currency at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into functional currency using the exchange rates prevailing on the balance sheet dates. Gains and losses on translation of foreign currency denominated monetary assets and liabilities are included in determination of earnings except gains and losses on foreign currency intra-entity transaction that are of a long term investment nature are recorded in foreign currency translation reserve in accumulated other comprehensive income.

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

t. Operating leases and service contracts

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

u. Income taxes

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

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on technical merits that the tax positions will sustain upon examination. Tax positions that met recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax expense in the statement of operations and reduced from advance income taxes which are presented in the balance sheet under non-current assets. Interest income on repayment of income taxes is presented separately in the statement of operations as an element of non-operating income.

v. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. The Company did not have any dilutive potential equity shares outstanding in any of the periods presented.

w. Employee benefit plans

A.	Domestic:

a) Defined Contribution plan

•	Provident Fund

The Company makes contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of the TATA Communications Employees’ Provident Fund Trust. Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits which is expensed as incurred.

b) Defined Benefit Plans

•	Gratuity

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

•	Medical Benefit

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

•	Pension Plan

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

The Company also has a defined contribution plan in South Africa under which the it pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee services in the current and prior periods. Contributions to defined contribution plans in respect of services during a period are recognised as an employee benefit expense when they are due.

•	Actuarial gain (loss)

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

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable and consists of the following three levels:

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 — Inputs which are unobservable reflecting internal assumptions are used in pricing assets or liabilities.

y. New accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in USGAAP and IFRS.” The issuance of ASU 2011-04 results in common fair value measurement and disclosure guidance and minimizes differences between USGAAP and International Financial Reporting Standards (IFRS). ASU 2011-04 requires disclosure of information about transfers between Level 1 and Level 2 measurements, disclosure of additional information for “Level 3” measurements and updates the existing measurement guidance. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the Company’s consolidated financial position, results of operations or disclosures.

In June 2011, the FASB issued ASU 2011-05 “Comprehensive Income (Topic 220): presentation of comprehensive income. The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will be applied retrospectively. Subsequently, in December 2011, the FASB issued update accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The remaining requirements of the guidance issued in June 2011 will become effective as originally issued. The Company is in the process of assessing the effect of adoption of ASU 2011-05 on the consolidated financial statement.

In September 2011, the FASB issued ASU 2011-08, “Intangible — Goodwill and others (Topic 350): Testing Goodwill for Impairment”, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying value amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is in the process of assessing the effect of adoption of ASU 2011-08 on the consolidated financial statement.

In December 2011, the FASB issued ASU 2011-11 “Balance Sheet (Topic 201): Disclosure about Offsetting Assets and Liabilities”. The new accounting guidance requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under USGAAP and IFRS. The new guidance is effective for fiscal years beginning on or after January 1, 2013. The Company is in the process of assessing the effect of adoption of ASU 2011-11 on the consolidated financial statement.

In July 2012, the FASB issued ASU 2012-02 “Intangibles — Goodwill and Other (Topic 350): Testing indefinite-lived intangible assets for Impairment”. Under the revised guidance the entities testing impairment of indefinite-lived intangible assets other than goodwill have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Entities electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company is in the process of assessing the effect of adoption of ASU 2012-02 on the consolidated financial statement.

z. Convenience Translation

The consolidated financial statements have been expressed in Indian rupees (“ ”), the Company’s reporting currency. For the convenience of the readers in the United States of America the consolidated financial statements as of and for the year ended March 31, 2012 have been translated into US dollars at US$ 1.00 =  50.89 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2012. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3. Business acquisition

(i)	On May 30, 2011, the Company acquired an additional ownership interest in SEPCO of 24.50% for a cash consideration of 2,806 million including the assumption of loans given by seller to SEPCO. As a result of this additional acquisition, Tata Communication’s equity ownership interest in SEPCO increased from 43.16% to 67.66% and effective interest in Neotel increased from 49.01% to 61.50% as on May 30, 2011. Consequently, the SEPCO Group became a subsidiary and has been consolidated from date of acquisition of controlling interest. As on March 31, 2012, the Company subscribed to additional shares of SEPCO Group, due to which the Company’s effective ownership interest in SEPCO Group increased from 61.50% to 64.10%.

As on March 31, 2011, the Company’s equity ownership interest in SEPCO Communications Pty Ltd (“SEPCO”) was 43.16%. SEPCO is an investment holding company which owns 51% equity ownership interest in Neotel (Pty) Ltd. Further the Company directly held 27% equity ownership interest in Neotel.

The following table summarises the consideration paid for SEPCO Group and fair value of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in SEPCO Group.

At May 30, 2011	In millions
Consideration
Cash	2,806	US$	55
Fair value of Company’s previously held interest prior to business combination	11,821		232

	14,627	US$	287

Recognized amount of identifiable assets acquired and liabilities assumed

	In millions
Cash and cash equivalents	758	US$	15
Account Receivable	2,882		57
Prepaid and other assets	826		16
Property, Plant and Equipment	23,862		469
Identifiable intangible assets	3,188		62
Deferred tax assets (net)	5,252		103
Account payable and other liabilities	(9,190)		(181)
Borrowings	(33,968)		(667)

Total identifiable net liabilities	(6,390)		(126)
Non-controlling interest	(1,146)		(23)
Goodwill	22,163		436

	14,627	US$	287

The total gross amounts of accounts receivables is  4,094 million (US$ 80 million) of which  1,212 million (US$ 23 million) is expected to be uncollectible.

The fair value of property, plant and equipment was estimated using the depreciated replacement cost. Identifiable intangible assets consist mainly of  1,022 million and  1,592 million relating to customer relationships and ‘Neotel’ brand respectively. Fair values of customer relationships were determined using the excess earnings method and that of the brand using the royalty relief method.

The fair value of the non-controlling interest was estimated applying the income approach. The fair value measurement is based on forecast of revenues and earnings before interest, taxes, depreciation and amortization (referred to as EBITDA) which consists of significant inputs that are not observable in the market and thus represents a fair value measurement categorized within level 3 of the fair value hierarchy as described in note 2(x). Key assumptions include a discount rate of 17.70%, terminal value based on a long term sustainable growth rate in EBITDA of 4% and adjusted because of the lack of control and marketability that market participants would consider when measuring the fair value of non-controlling interest in SEPCO Group.

The remeasurement of the Company’s previously held interest in SEPCO group to fair value resulted in a gain of  11,047 Million (US$ 217 million) which has been recognised in the statement of operations for fiscal 2012.

The goodwill is attributable to the expected profitability of the acquired business and to the strong lead that this acquisition provides in South Africa and other African markets which are expected to grow significantly. Goodwill is not deductible for tax purposes.

The following table presents supplemental unaudited pro-forma results of operations for fiscals 2011 and 2012 giving effect to the acquisition relating to SEPCO Group, as if it had occurred on April 1, 2010:

	As of March 31,
	2011	2012
	(unaudited)
	(In millions)
Revenues from telecommunication services	126,607	142,177	US$	2,794
Net loss	(14,101)	(13,002)		(255)

The supplemental unaudited pro-forma results of for fiscal 2012 were adjusted to exclude  11,047 million of gain on re-measurement of previously held interest in SEPCO group to fair value.

(ii)	In fiscal 2010, the Company acquired equity ownership of 22.86% in BitGravity, Inc (BitGravity) for 62 million. In September 2010, the Company acquired additional equity interest of 22.86% in BitGravity for 66 million and in February 2011, the Company acquired controlling interest by purchasing equity interest of 54.28% for 265 million. The aggregate purchase consideration including the fair value of previously held equity shares and convertible debt including interest accrued thereon was 987 million. The fair value of net assets was 390 million (including fair value of identifiable intangible assets of 276 million resulting in goodwill of 597 million. The re-measurement of previously held interest on the acquisition date resulted in a gain of 128 million which has been included in non-operating income. The impact of fair valuation of convertible debt was insignificant on the date of acquisition.

In fiscal 2011, the fair values of the identifiable intangible assets were recognized at provisional amounts because the Company was in the process of ascertaining and evaluating the information required to complete the valuation of these identified intangibles. There were no significant adjustments required to the provisional amounts on completion of valuation in fiscal 2012.

This acquisition does not have material impact on the operations of the Company and pro-forma disclosures have not been presented.

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2011	2012
	(In millions)
Cash	1	1	US$	—
Current account balances and deposits with banks in Indian rupees	4,253	611		12
Current account balances and deposits with banks in foreign currencies	2,577	2,146		42

Total	6,831	2,758	US$	54

5.	Accounts receivable

Changes in the allowances for uncollectible accounts receivables are as follows:

	As of March 31,
	2010	2011	2012
	(In millions)

Beginning balance	3,218	2,502	2,452	US$	48
Additional allowances for the year	2,284	974	1,070		21
Recoveries	(1,461)	(490)	(423)		(8)
Uncollectible receivables written off	(1,396)	(527)	—		—
Foreign currency translation adjustment	(143)	(7)	168		3

Ending balance	2,502	2,452	3,267	US$	64

The Company has customer concentration risk, as disclosed in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2011 and 2012, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer has more than 1.7% and 1.8% of outstanding accounts receivable at March 31, 2011 and 2012 respectively.

Balances due from major customers are as follows:

	As of March 31, 2011
	(In millions, except percentages)
Customer H	2,022	10%
Customer Q	780	4%
Customer G	481	3%
Customer P	352	2%
Customer R	342	2%
Others	15,249	79%

Total	19,226	100%

	As of March 31, 2012
	(In millions, except percentages)
Customer H	2,958	US$	58	11%
Customer F	1,349		27	5%
Customer Q	808		16	3%
Customer G	613		12	2%
Customer C	464		9	2%
Others	20,020		393	77%

Total	26,212	US$	515	100%

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2011	2012
	(In millions)
Prepaid expenses	1,968	3,439	US$	68
Advances to suppliers and contractors (net of allowances of 80 million and 70 million as of March 31, 2011 and 2012 respectively)	236	325		6
Deferred income taxes (See note 17)	1,045	2,132		42
Recoverable indirect tax	540	672		13
Derivative financial instruments	273	—		—
Others (net of allowances of 537 million and 617 million as of March 31, 2011 and 2012 respectively)	774	1,186		23

Total	4,836	7,754	US$	152

7. Investments

Investments consist of the following:

	As of March 31,
	2011	2012
	(In millions)
Current investments
Investments available-for-sale, at fair value	916	—	US$	—
Non-current investments
Investments at cost, net	4,100	4,104		81

Total	5,016	4,104	US$	81

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	Amortized cost		Gross Unrealized gains		Fair value
	(In millions)
Available-for-sale securities
As of March 31, 2011;
Mutual Funds		912		4		916

Total available-for-sale securities		912		4		916

As of March 31, 2012;
Mutual Funds		—		—		—

Total available-for-sale securities		—		—		—

	US$	—	US$	—	US$	—

Dividends from investments were 2 million, 3 million and Nil in fiscals 2010, 2011 and 2012 respectively.

In fiscal 2010, the proceeds and gross realized gains from sale of available-for-sale securities were  105,504 million and  347 million, respectively. On sale of these securities, unrealized gain of 19 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2011, the proceeds and gross realized gains from sale of available-for-sale securities were  22,449 million and  138 million, respectively. On sale of these securities, unrealized gain of 52 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2012, the proceeds and gross realized gain from sale of available-for-sale securities were  51,648 million (US$ 1,015 million) and 379 million (US$ 7 million), respectively. On sale of these securities, realized gain of  4 million were reclassified from accumulated other comprehensive income / (loss) to earnings.

In fiscal 2009, the Company partially sold its investment in Tata Teleservices Limited (“TTSL”), a cost method investment, with carrying amount of 338 million to NTT Docomo Inc. (“the buyer”) for a cash consideration of  4,242 million and realized a gain of  3,904 million, reducing its ownership interest in TTSL from 14.43% to 10.66%. As of March 31, 2012, the Company’s effective ownership interest was reduced from 10.66% to 9.33% on account of non-subscription of rights issue of TTSL by the Company. In the event Company sells any of its remaining ownership interest in TTSL within the period of 3 years, the buyer will have first right to buy shares at fair value. The Company will have the first right to acquire TTSL shares at fair value in the event of a sale of shares by the buyer within a period of 3 years.

The Company, has an option to reacquire TTSL shares at fair value if any of the TTSL’s competitor acquires more than 10% of voting interest in buyer. The buyer has the option to sell the TTSL shares to the Company, at fair value, in the event any competitor of the buyer acquires more than 10% ownership interest in TTSL.

The buyer has an option to acquire additional interests in TTSL from the Company, at fair value, if TTSL does not meet certain performance targets by 2014. Additionally, the buyer has an option (referred to as the put option) to sell its interest in TTSL to the Company at the higher of fair value or 50% of the consideration paid by the buyer in the event TTSL does not meet any of the performance targets by 2014. The Company recognized the sale and recorded a gain, as the Company’s options to reacquire the shares are at fair value and therefore do not provide more than a trivial benefit to the Company. The exercise of put option was not considered probable as of March 31, 2009, and therefore the put option does not preclude the recognition of the sale and consequently the gain in determination of earnings. The put option is in the nature of a guarantee and fair value of guarantee at inception and as of March 31, 2012 was insignificant.

Additionally, the Company has provided guarantee of  5,485 million relating to representations and warranties in connection with the sale of Company’s investment in TTSL. These representation and warranties mainly relate to the validity of the Company’s title to TTSL shares, validity of the sale and issuance of the shares by the Company and TTSL, validity of TTSL’s telecommunication license. Additionally the guarantee indemnify the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL’s contingent liabilities existing as on the date of sale agreements. The fair value of the guarantee at inception and as of March 31, 2012 was insignificant.

8.	Investments in equity method investees

In fiscal 2011 and till May 29, 2011, the Company’s equity ownership interest in SEPCO Communications Pty Ltd (“SEPCO”) was 43.16%. SEPCO is an investment holding company which owns 51% equity ownership in Neotel (Pty) ltd, a company that provides telecommunications services in South Africa. In fiscal 2011 and till May 29, 2011, the Company directly held 27% equity ownership interest in Neotel. Additionally, the Company made investments of  464 million and  255 million in fiscal 2011 and till May 29, 2011 respectively. As described in note 3(i), the Company acquired majority equity ownership interest in SEPCO on May 30, 2011.

In fiscals 2010, 2011 and till May 29, 2011, the Company’s share of loss in SEPCO group was  3,197 million,  5,534 million and  972 million (US$ 19 million) respectively. Of this loss of  621 million,  83 million and  452 (US$ 9 million) has been allocated against investment and balance excess loss of  2,576 million, 5,451 million and  520 million (US$ 10 million) has been allocated against loans in fiscal 2010, 2011 and 2012, respectively.

Summarized combined financial information of SEPCO and Neotel accounted for under the equity method is as follows:

	2010	2011	2012*
	(In millions)
Revenues	11,358	14,807	2,607	US$	51
Network and transmission cost	5,744	7,993	1,278		25
Loss from continuing operations before taxes	8,988	11,175	1,985		39
Net loss	6,524	11,293	1,985		39

*	Till the date of acquisition.

As of March 31, 2011
(In millions)
Current assets	4,986
Non-current assets	27,261
Current liabilities	8,628
Non-current liabilities	45,774

In fiscal 2010 the Company acquired equity ownership interest of 22.86% in BitGravity for 62 million. In September 2010, the Company acquired additional equity an interest of 22.86% for 66 million in BitGravity Inc and in February 2011, the Company acquired controlling ownership interest by purchasing equity interest of 54.28% (refer to note 3 (ii)).

In fiscal 2010 and 2011 (till date of acquisition of control), the Company’s share of loss in BitGravity as an equity method investee was 5 million and 121 million, respectively.

In fiscal 2012, Neotel (Pty) Ltd has equity ownership interest of 20% in Number Portability Company (Pty) Limited. The share of income in Number Portability Company (Pty) Limited was 12 million.

During fiscal years ended 2011 and 2012, Tata Communications had equity ownership interest in United Telecom Limited (“UTL”) of 26.66%. In fiscal 2010, 2011 and 2012, the Company’s share of income in UTL was 10 million, 19 and 16 million, respectively.

9. Property, plant and equipment, net

	As of March 31,
	2011	2012
	(In millions)
Land	658	921	US$	18
Leasehold improvements	1,183	1,405		28
Buildings	6,459	8,637		170
Plant and machinery	125,934	181,235		3,561
Computers	7,835	8,854		174
Motor vehicles	8	7		—
Furniture and fixtures	1,485	1,806		35

Property, plant and equipment at cost	143,562	202,865		3,986
Less: Accumulated depreciation	(53,561)	(72,761)		(1,430)

	90,001	130,104		2,556
Add: Construction in progress	17,837	10,989		216

Property, plant and equipment, net	107,838	141,093		2,772

As of March 31, 2011 and 2012, plant and machinery include IRU’s as follows:

	As of March 31,
	2011	2012
	(In millions)
IRUs	18,912	23,745	US$	467
Accumulated amortization	(6,151)	(8,243)		(162)

IRUs, net	12,761	15,502		305

Depreciation expense of 12,999 million, 12,908 million and 16,781 million (US$ 330 million) in fiscals 2010, 2011 and 2012 respectively includes IRU amortization expense of 1,195 million, 1,236 million and 1,485 million (US$ 29 million), respectively.

The estimated amortization of IRU’s for each of the five fiscal years subsequent to March 31, 2012 is as follows:

	Year ending March 31,
	(In millions)
2013	1,627	US$	32
2014	1,627		32
2015	1,621		32
2016	1,609		32
2017	1,567		31
Thereafter	7,451		146

Interest expense of 582 million, 646 million and 489 million (US$ 10 million) was capitalized during fiscals 2010, 2011 and 2012 respectively.

As of March 31, 2012, property, plant and equipment include 1,310 million (US$ 26 million) under capital leases. The accumulated depreciation on leased assets is 967 million (US$ 19 million).

Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2011 and 2012 relate to the costs associated with the removal of long-lived assets mainly cables and certain other telecommunication equipment when they will be retired.

The following is a reconciliation of the asset retirement obligations for fiscals 2011 and 2012.

	2011	2012
	(In millions)
Asset retirement obligations, April 1,	546	632	US$	12
Liabilities incurred during the year	57	48		1
Accretion expense	36	24		1
Foreign currency translation adjustments	(7)	94		2

Asset retirement obligations, March 31,	632	798		16

10. Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying amount
As of March 31, 2011:
Computer software		4,178		2,081		2,097
Customer relationships		2,651		1,915		736
License		3		3		—
		6,832		3,999		2,833
As of March 31, 2012:
Computer software		6,524		3,588		2,936
Customer relationships		3,997		2,596		1,401
Brand “Neotel”		1,614		—		1,614
License		69		6		63
Favorable Lease		60		27		33

		12,264		6,217		6,047

	US$	241	US$	122	US$	119

Computer software includes software under development of 592 million and 498 million (US$ 10 million) as of March 31, 2011 and 2012 respectively.

Amortization expenses during fiscals 2010, 2011 and 2012 was 1,075 million, 1,072 million and 1,548 million (US$ 30 million) respectively. The aggregate amortization expense for intangible assets is estimated to be:

Year ending March 31,	(In millions)
2013	1,701	US$	33
2014	831		16
2015	512		10
2016	180		4
2017	169		3
Thereafter	542		11

11. Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2011	2012
	(In millions)
Beginning balance	5,809	6,361	US$	125
Additions during the year	597	22,163		436
Foreign currency translation adjustment	(45)	906		18

Ending balance	6,361	29,430	US$	579

The Company’s goodwill is in respect of the following reporting units and segments:

Reporting Unit	As of March 31,
	2011	2012
	(In millions)
International Voice	3,659	4,178	US$	82
Global Data and Managed Services - India	2,116	2,116		42
Content Delivery Network	586	668		13
South Africa Operations	—	22,468		442

Total	6,361	29,430	US$	579

Goodwill of  4,178 million (US$ 82 million) (fiscal 2011  3,659 million),  2,784 million (US$ 55 million) (fiscal 2011  2,702 million) and  22,468 million (US$ 442 million) has been assigned to Global Voice Solutions, Global Data & Managed Services and South Africa Operations respectively.

The Company performed its annual impairment test as of March 31, 2012. The Company estimated the fair values of the reporting units using an income-based approach and estimated future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

The estimated cash flows were developed using internal forecasts. The discount rates used for the reporting units were based on historical market returns for similar industries of the reporting units.

As of March 31, 2012, the fair values of all the reporting units exceeded the carrying amounts and no impairment loss was recognized in fiscal 2012.

12. Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2011	2012
	(In millions)
Prepaid Rent	1,949	1,933	US$	38
Prepaid expense	1,997	2,473		49
Deferred income taxes (See note 17)	803	790		16
Prepaid pension asset	2,160	2,142		42
Loans to equity method investee (including interest receivables)	1,497	—		—
License Fee paid under protest	2,899	2,899		57
Others	320	1,866		37

Total	11,625	12,103	US$	239

At March 31, 2012, Others included an amount of  1,208 million extended by the Company to non-controlling shareholders in Neotel earning an interest of 15% per annum for the first six months, 18% per annum in the next six months and 20% per annum thereafter. The amount doesn’t have fixed repayment term and is secured against the non-controlling interest’s equity shares in Neotel.

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

The Company has challenged the TDSAT conclusion in the Supreme Court of India, the outcome of which is currently pending. The Company, on the basis of external legal opinion, expects the Supreme Court of India to overturn the TDSAT conclusion and permit deduction of bandwidth and other similar network costs from the revenues, retrospectively from fiscal 2003 and onwards in order to compute license fees.

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

The Company has not recorded an expense and liability in respect of the DoT’s claim for penalty and interest on penalty totaling  1,158 million as the Company believes that the DoT’s claim will not be sustained, as in accordance with the license agreement penalty and any interest on penalty is payable to the DoT only if the shortfall in license fee paid in fiscal is more than 10% of license fee payable. The DoT terminated the Company’s exclusive right to provide international long distance service in fiscal 2002 and granted a compensation of  793 million (as certified by the Government of India auditors) to the Company (the compensation was paid by the DoT in April 2008). In accordance with the license agreement, the compensation receivable from the DoT should have been offset against the license fee, as the agreement permits the deduction of any amounts due to the Company from the DoT from any amounts payable by the Company to the DoT. The penalty has been computed by the DoT without offsetting the compensation of  793 million (US$ 16 million). Had the DoT offset the compensation due to the Company against the additional license fee claimed from the Company, consequent to the TDSAT conclusion, the license fee paid would have been short, by lower than 10% of the license fee payable in respect of those fiscal years.

The Company challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT accepted the Company’s position and passed the ruling in favour of the Company striking the penalty provisions in the license agreement. Consequently  1,158 million became refundable by DoT. Further, the Company had filed a petition in TDSAT, seeking its direction to DoT for refund of penalty amounting of  1,158 million along with interest thereon at prevailing bank rates. The TDSAT has accepted the Company’s contention and passed the order accordingly on July 13, 2011 for refund of penalty of  1,158 million along with interest. DoT has disputed both the order of TDSAT and has filed an appeal against TDSAT’s order in the Supreme Court. However Supreme Court did not grant any stay against the TDSAT order.

Further the Company filed an execution-application in TDSAT for their order dated July 13, 2011 for refund of  1,158 million along with interest. In response to execution application, TDSAT in its order dated May 9, 2012, directed DoT to refund the amount within seven days’ time along with 9% interest from August 2011 till the date the date of payment. Accordingly DoT has implemented the TDSAT order dated May 9, 2012 and refunded  1,969 million along with interest on June 7, 2012 to the Company. Of the refund,  1,158 million is the penalty and interest on penalty (paid by the Company to DoT in January 2008) and  811 million is the interest received up to June 7, 2012.

The DoT additionally refunded the excess interest paid by the Company of  273 million levied on completion of assessment for financial year 2004-05 along with interest of  22 million till June 7, 2012 to the Company.

13. Accounts payable

Accounts payable consists of the following:

	As of March 31,
	2011	2012
	(In millions)
Interconnect charges payable	18,467	16,767	US$	329
Payables for capital and other supplies	6,291	11,642		229

Total	24,758	28,409	US$	558

14. Short-term debt and current portion of long-term debt

Short-term debt comprises:

	As of March 31,
	2011	2012
	(In millions)
Buyers credit	1,262	1,258	US$	25
Post-shipment loans	70	—		—
Other bank loans	12,331	9,798		193
Current portion of long-term debt	9,064	5,061		99

Total	22,727	16,117		317

Maximum amount of bank debt outstanding during the year	13,778	15,075		296
Weighted average interest rate	2.95%	2.57%
Unutilized lines of short-term credit	3,272	5,921		116

15. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2011	2012
	(In millions)
Unearned revenues	4,106	5,548	US$	109
License fees	649	696		14
Book overdraft	322	296		6
Deposits from customers and contractors	5,077	2,128		42
Accrued payroll	2,434	4,287		84
Interest payable	876	669		13
Other accrued expenses	2,320	6,348		125
Derivative financial instruments	202	1,571		31
Other current liabilities	1,420	1,753		34

Total	17,406	23,296	US$	458

Other current liabilities include current deferred tax liability of  Nil million and  1 million respectively for the fiscals 2011 and 2012 respectively [See note 17].

16. Long-term debt, net of current portion

Long-term debt comprises the following:

	Interest Rates %	Maturities	As of March 31,
			2011	2012
			(In millions)
Term loan from bank - US$	LIBOR + 4.00%	January 2014	5,575	6,365	US$	125
Term loan from bank - US$	LIBOR + 2.90%	December 2013 - December 2015	23,415	38,954		765
Term loan from bank - US$	LIBOR + 4.70%	July 2014 - July 2016	2,230	2,546		50
Term loan from bank - US$	LIBOR + 1.35%	September 2012 - March 2020	1,443	1,869		37
Term loan from bank - US$	LIBOR + 3.75%	November 2014 - November 2016	446	509		10
Term loan from bank - US$	LIBOR + 0.65%	September 2012 to July 2021	—	5,270		104
Term loan from bank - ZAR	JIBAR + 1.26%	May 2011	689	—		—
Term loan from bank - ZAR#	JIBAR + 4.75%	March - 2018	—	16,937		333
Term loan from bank - ZAR#	JIBAR + 6.75%	March - 2020	—	1,325		26
Term loan from Financial Institution - ZAR#	JIBAR + 4.75%	September - 2016 to March 2018	—	2,033		40
Term loan from bank - ZAR#	JIBAR + 5.21%	September - 2016	—	1,329		26
Term loan from Financial Institution - ZAR#	JIBAR + 2.50%	March - 2020	—	2,437		48
Term loan from Financial Institution - ZAR#	JIBAR + 6.00%	March - 2020	—	5,301		104
Term loan from bank - ZAR#	12.73% - Fixed	September - 2020	—	930		18
Term loan from Non-Controlling shareholders of Neotel - ZAR@	JIBAR + 2.50%		—	4,638		91
Loans from finance Company - US$	4% - Fixed	July 2012 - December 2016	299	963		19
Non convertible debentures *	9.50% - 11.70%	November 2012 - July 2019	19,500	11,500		226
Term loans from banks and finance Company	5.95% - 10.00%	April 2011 - March 2016	1,567	1,485		29

Total			55,164	104,391	US$	2,051

Less: Current portion of long-term debt			9,064	5,061		99

Long-term debt, net of current portion			46,100	99,330	US$	1,952

The scheduled maturity of long-term debt as of March 31, 2012 is set out as below:

	As at March 31, 2012
	(In millions)
Due in the years ending March 31,
2013	5,061	US	$ 99
2014	18,483		363
2015	28,844		567
2016	17,130		337
2017	9,439		185
Thereafter	25,434		500

*	The non-convertible debentures to the extent of 8,500 million (US$ 167 million) are secured against the Company’s property plant and equipment with carrying amount of 15,671 million (US$ 308 million).

#

The ZAR denominated loans of the Company to the extent of  30,292 million (US$ 595 million) are secured against the Property, Plant and Equipment’s, other non-current assets and current assets pertaining to South Africa Operations with carrying amount of  34,282 million (US$ 674 million).

@	As on March 31, 2012, loans from Neotel’s non-controlling shareholders of 4,638 million is payable upon settlement of all bank loans.

In Fiscal 2012, loans from SEPCO group’s non-controlling interest of  4,556 million have been converted into preference shares of SEPCO group. These preference shares are redeemable solely at the option of the issuer. The preference share carry cumulative dividends of JIBAR plus 2.5% distributable at the issuer’s option.

17. Income taxes

The income tax expense (benefit) consists of the following:

	For the year ended March 31,
	2010	2011	2012
	(In millions)
Income / (Loss) before income taxes
Domestic	3,244	1,785	2,287	US$	45
Foreign	(4,627)	(3,466)	2,949		58

	(1,383)	(1,681)	5,236	US$	103
Current income tax expense:
Domestic	(2,111)	788	1,884	US$	37
Foreign	260	222	(653)		(13)
Deferred income tax:
Domestic	551	43	(1,640)		(32)
Foreign	331	(288)	5,547		109

Total	(969)	765	5,138	US$	101

Tax effects of significant timing differences on the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2010	2011	2012
	(In millions)
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	(62)	276	(122)	US$	(2)

Unearned revenues	249	(84)	41		1
Allowances for uncollectible receivables and other current assets	303	(47)	(188)		(4)

Net Operating Loss	—	—	5,028		99

Minimum alternate tax credit	—	—	(183)		(3)

Interest and expenses allowed on payment basis	—	(152)	(638)		(13)

Tax on undistributed earnings of subsidiary	—	—	126		2
Others	392	(238)	(157)		(3)

Total	882	(245)	3,907	US$	77

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	For the year ended March 31,
	2010	2011	2012
	(In millions)
Income (loss) before income tax	(1,383)	(1,681)	5,236	US$	103

Statutory income tax rate	33.99%	33.22%	32.45%		32.45%

Expected income tax expense/(benefit) at statutory rate	(470)	(558)	1,699		33
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits	—	1	(7)		—

Differences arising from different tax rates in other tax jurisdictions	335	397	580		11
Changes in enacted tax rate for TCL India and its subsidiaries in other tax jurisdictions	25	(9)	434		9

Changes in valuation allowance including losses of overseas subsidiaries	2,142	3,258	4,608		91
Equity in net loss of equity method investee	(1,087)	(1,839)	3,442		68

Fair value gain on investment of Neotel	—	—	(3,584)		(71)

Non deductible interest expense	(2)	100	—		—
Tax rate difference on gains on sale of investments	(1)	—	—		—
Tax on undistributed earnings of subsidiary	—	—	126		2

Uncertain tax position in respect of prior year recognized	(2,800)	—	—		—

Others, net	889	(585)	(2,160)		(42)

Income tax expense/(benefit)	(969)	765	5,138	US$	101

Changes in valuation allowances

	For the year ended March 31,
	2011	2012
	(In millions)
Beginning balance	(8,624)	(11,676)	US$	(229)
Increase on account of business combination	—	(2,465)		(48)
Change during the year, net	(3,258)	(4,608)		(91)
Effect of foreign currency translation	206	(1,470)		(29)

Ending Balance	(11,676)	(20,219)	US$	(397)

During fiscal 2012, Tata Communications Internet Service Limited (TCISL), a wholly owned subsidiary of Tata Communications Limited was merged with Tata Communications Limited. Consequent to this re-organization, there has been a reduction in the current tax expense of  380 million because of utilization of tax loss and an increase in deferred tax benefit of  397 million, because of reversal of valuation allowance relating to tax loss carry forward as these losses are expected to be realized on account of probable sufficient future tax profits.

Change in valuation allowance during the year includes  6,736 million relating to Neotel’s net operating losses carry-forward. As of March 31, 2012, the Company evaluated the availability of future taxable income taking into consideration current available evidences including operating trends and recognized the valuation allowance.

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	For the year ended March 31,
	2011	2012
	(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	5,620	16,271	US$	320
Losses of Equity Method investee	3,442	—		—
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	2,286	3,307		65
Allowances for uncollectible receivables and other current assets	779	1,067		21
Unearned revenues	2,331	3,762		74
National long distance license fees	171	154		3
Interest and expenses allowed on payment basis	912	2,031		40
Minimum alternate tax credit	—	183		3
Others	801	1,612		32

Gross deferred tax assets	16,342	28,387	US$	558
Less : Valuation allowance	(11,676)	(20,219)		(397)

Net deferred tax assets	4,666	8,168		161

Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	5,403	7,781		153
Prepaid pension asset	417	448		9
Tax on undistributed earnings of Subsidiary	—	126		2
Others	497	69		1

Total	6,317	8,424	US$	165

Net deferred tax (liability) / Assets	(1,651)	(256)	US$	(4)

Current deferred tax asset, net	1,045	2,132	US$	42
Non-current deferred tax asset, net	803	790		16
Current deferred tax liability, net	—	1		—
Non-current deferred tax liability, net	3,499	3,177		62

Deferred tax assets and liabilities in respect of the same taxpaying component and jurisdiction have been offset.

Deferred tax assets on net operating losses, which would expire based on the year of origination are as follows:

Jurisdiction	Deferred Tax Assets on Net Operating Losses
	Fiscal 2012 (In millions)			Expiration of operating losses
US	2,708	US$	53	Between 2013 and 2023
Canada	1,302		26	Between 2027 and 2032
India	173		3	2015 to 2019
APAC	268		5	Unlimited
Europe	2,119		42	4 years and higher
South Africa	9,701		191	Unlimited

Tax effect/(benefit) allocated to each component of other comprehensive income are as follows:

	For the year ended March 31,
	2011	2012
	(In millions)
Unrealised (loss)/gain on available-for-sale securities	(19)	(1)	US$	—
Employee benefit plans	94	(150)		(3)

Ending Balance	75	(151)	US$	(3)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended March 31,
	2011	2012
	(In millions)
Beginning Balance	6,569	6,999	US$	138
Increase on account of business combinations	—	64		1
Increases related to current year tax positions	430	347		7
Decreases related to prior year tax positions	—	(26)		(1)
Foreign currency translation	—	28		1

Ending Balance	6,999	7,412	US$	146

The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax liability by  7,412 million (US$ 146 million) as of March 31, 2012, and would affect the Company’s effective tax rate.

In fiscal 2010, the Company recognized tax benefit of  2,800 million in respect of a significant tax dispute relating to fiscal 1994 as a result of a favourable decision and conclusion by the Income Tax Appellate Tribunal (referred to as ITAT) that the procedures followed by the taxing authority in disallowing the Company’s tax position was inappropriate and was not in compliance with the Indian tax administrative procedures and regulations. Although, the taxing authority has appealed to the High Court against the ITAT’s decision, the Company on the basis of the ITAT’s decision and supported by legal opinion and judicial precedence (as set by the Supreme Court) has concluded that the Company’s tax position is more likely than not be sustained as it is unlikely that the High Court will allow the taxing authority’s appeal because ITAT’s basis of decision did not relate to interpretation of tax law but on determination of the fact of whether the tax administrative procedures were appropriately followed. The High Court typically deals with interpretation of law and does not assess whether or not the facts were accurately determined. In fiscal 2012, High Court has dismissed the case filed by the tax department against the order of ITAT.

The Company’s major tax jurisdictions are India, the U.S., South Africa and Canada, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2007 through 2010. No tax returns have been subjected for examination in any of the other jurisdictions.

In fiscals 2011 and 2012, the Company has not recorded any interest and penalty on uncertain tax positions. As of March 31, 2012 the Company has an accrual of  344 million (US$ 7 million) towards interest and penalties included in advance tax (net).

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as these would depend upon the outcome of the matters with various appellate authorities, which are not expected to be concluded / attain finality, within the next 12 months.

18.	Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2011	2012
	(In millions)
Deferred Income taxes (See note 17)	3,499	3,177	US$	62
Unearned revenues	25,184	32,170		632
Employee retirement benefits	1,367	1,197		24
License fees	1,741	1,741		34
Derivative financial instruments	138	218		4
Others	1,644	2,226		44

Total	33,573	40,729	US$	800

19.	In fiscal 2012, the authorized share capital of the Company increased from 3,000 million (300,000,000 shares) to 4,000 million (400,000,000 shares) as a result of the Ministry of Corporate Affairs in India giving effect to the merger of wholly owned subsidiary VSNL Broadband Limited into Tata Communications Limited.

20. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2011	2012
	(In millions)
Net unrealized gain on available-for-sale securities, net of taxes	3	—	US$	—
Foreign currency translation adjustment	(139)	(4,098)		(81)
Effective portion of net loss on derivative instrument designated as cash flow hedge	(291)	(23)		—
Funded status on employee benefit plans	111	(238)		(5)

Total	(316)	(4,359)	US$	(86)

21. Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2010	2011	2012
	(In millions)
Dividend Income	2	3	—	US$	—
Foreign exchange gain, net	43	339	380		8
Liabilities no longer required to be settled that have been written back	304	625	9		—
Others (net)	816	736	57		1

Total	1,165	1,703	446	US$	9

Liabilities no longer required to be settled have been written back because of expiry of the statute of limitation period.

22. Retirement benefits

The Company in fiscals 2010, 2011 and 2012 has used March 31 as the measurement date of the funded status of the plans.

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

The following table sets out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2011	2012
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	489	541	US$	11
Service cost	43	45		1
Interest cost	32	43		1
Actuarial (gain)/loss	21	20		—
Benefits paid	(44)	(29)		(1)

Benefit obligation, end of the year	541	620	US$	12

Change in plan assets:
Fair value of plan assets, beginning of the year	341	496		10
Actual return on plan assets	50	33		1
Employer contributions	149	42		1
Benefits paid	(44)	(29)		(1)

Fair value of plan assets, end of the year	496	542	US$	11

Accrued liability included in other current liabilities 69 million (fiscal 2011 Nil) and 9 million in other non-current liabilities (fiscal 2011 45 million)	(45)	(78)	US$	(1)
Actuarial (gain) loss and past service cost recognized as a component of accumulated other comprehensive income	*(2)	*27		1

*	This amount includes actuarial gain /(loss) of 23 million and (7) million on plan assets for the fiscal year 2011 and 2012 respectively.

Net gratuity cost in fiscals 2010, 2011 and 2012 consist of the following:

	As of March 31,
	2010	2011	2012
	(In millions)
Service cost	35	43	45	US$	1
Interest cost	28	32	43		1
Amortization of Past Service Cost	7	7	7		—
Expected Return on plan assets	(26)	(27)	(40)		(1)

Net gratuity cost	44	55	55	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	As of March 31,
	2010	2011	2012
	(%)
Discount rate	8.25	8.25	8.50
Rate of increase in compensation levels of covered employees	6	6	6.0-10.0
Rate of return on plan assets	8	8	8

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

The fair value of Company’s pension plan assets at March 31, by asset category are as follows—

	As of March 31, 2011
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	2	—	—	2
Mutual funds	—	491	—	491
Long Term Bonds	—	3	—	3

Total	2	494	—	496

	As of March 31, 2012
	(In millions)
	Level 1	Level 2	Level 3	Total
Mutual funds	—	541	—	541	US$	11
Long Term Bonds	—	1	—	1		—

Total	—	542	—	542	US$	11

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Level 2—The fair values of mutual funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

Accumulated benefit obligation was  343 million and  451 million (US$ 9 million) for fiscals 2011 and 2012 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2012 and are as follows:

Year ending March 31,	(In millions)
2013	64
2014	78
2015	86
2016	85
2017	91
2018-2023	493

The Company expects to contribute 61 million to gratuity fund in fiscal 2013.

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2011	2012
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	432	454	US$	9
Service cost	40	5		—
Interest cost	35	35		—
Actuarial loss	19	94		2
Benefits paid	(72)	(68)		(1)
Benefit obligation, end of the year (included in other current liabilities 37 million (fiscal 2011 Nil) and other non-current liabilities 483 million (fiscal 2011 454 million)	454	520	US$	10
Actuarial loss recognized as a component of accumulated other comprehensive income	19	94		2

The amounts recognized in the statement of operations for the year ended March 31, 2012:

	As of March 31,
	2010	2011	2012
	(In millions)
Service cost	45	40	5	US$	—
Interest cost	27	35	35		1
Amortization of actuarial loss	—	9	11		—

Net Medical cost	72	84	51	US$	1

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2011 and 2012 is 2%. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Years ended March 31,
	2011		2012
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease
Effect on Service Cost	4	(4)	—	—
Effect on Interest Cost	5	(5)	1	(1)
Effect on post-retirement benefit obligation	37	(40)	13	(11)

The assumptions used in accounting for the medical benefit plan are set out below:

	2011	2012
	(%)	(%)
Discount rate	8.25	8.50
Rate of increase in compensation levels of covered employees	6	6.0-10.0

Accumulated benefit obligation was 414 million and 479 million (US$ 9 million) for fiscal 2011 and 2012 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2012 and are as follows:

Year ending March 31,	(In millions)
2013	39
2014	41
2015	43
2016	44
2017	45
2018-2023	247

Pension

In fiscal 2007, the Company purchased participating annuity contracts in respect of its obligation in India relating to employees transferred from the erstwhile Overseas Communication Services (“OCS”). The cost of participation is recognized as an asset and has been stated at fair value of  232 million and  237 million (US$ 5 million) as of March 31, 2011 and 2012. Additionally in fiscals 2011 and 2012, the Company purchased additional annuity contracts for  79 million and 155 million (US$ 3 million) in respect of increase in benefits to OCS employees resulting from cost of living increase. The cost of living increase in pension benefits is at the discretion of Government of India. The cost of purchase of the additional annuity contracts of  90 million,  79 million and  155 million (US$ 3 million) has been recognized as expense in fiscal 2010, 2011 and 2012 respectively.

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

The Company contributed  172 million, 200 million and 222 million (US$ 4 million) to provident fund in fiscals 2010 2011 and 2012 respectively.

(b)	International plans:

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

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory				Non-contributory
	2011	2012			2011	2012
	(In millions)

Benefit obligation, beginning of period	3,871	4,125	US$	81	3,476	3,699	US$	73

Service cost	20	24		—	69	71		1

Interest cost	220	230		5	201	210		4

Benefits paid	(241)	(264)		(5)	(194)	(211)		(4)

Actuarial loss	103	332		6	11	788		16

Effect of foreign exchange rate changes	152	458		9	136	413		8

Benefit obligation, end of period	4,125	4,905		96	3,699	4,970		98

Fair value of plan assets, beginning of period	5,010	5,428		106	3,736	4,324		85

Actual return on plan assets	*458	*706		14	**385	**539		11

Contributions	—	—		—	237	163		3

Benefits paid	(241)	(264)		(5)	(194)	(211)		(4)

Effect of foreign exchange rate changes	201	603		12	160	492		10

Fair value of plan assets, end of period	5,428	6,473		127	4,324	5,307		105

Funded status	1,303	1,568		31	625	337		7

Prepaid pension asset	1,303	1,568		31	625	337		7

Actuarial (gain) loss recognized as a component of accumulated other comprehensive income	*(82)	*(127)		(2)	**(165)	**451		9

*	This amount includes actuarial gain of 185 million and 458 million on plan assets for fiscal year 2011 and 2012 respectively.
**	This amount includes actuarial gain of 176 million and 337 million on plan assets for fiscal year 2011 and 2012 respectively.

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2011	2012
	(In millions)
Benefit obligation, beginning of period	132	156	US$	3
Service Cost	5	5		—
Interest Cost	8	9		—
Actuarial loss	6	29		1
Effect of foreign exchange rate changes	5	19		—

Benefit obligation, end of the year (included in other non-current liabilities)	156	218		4
Actuarial loss recognized as a component of accumulated other comprehensive income	6	29		1

Other Post Retirement Plan

The Company also has a post-retirement health care and life insurance plan (“OPEB”).

The following table summarizes changes in benefit obligations for the Companies post- retirement benefit obligations:

	Other Post-retirement Plan
	2011	2012
	(In millions)
Accumulated benefit obligation, beginning of period	78	74	US$	2
Service Cost	2	2		—
Interest Cost	4	4		—
Benefits paid	(8)	(6)		—
Actuarial gain	(4)	11		—
Effect of foreign exchange rate changes	2	9		—
Benefit obligation, end of the year (included in other non-current liabilities)	74	94		2
Actuarial loss (gain) recognized as a component of accumulated other comprehensive income	(4)	11		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at 2011 and 2012 is 9.30% and 8.94% respectively. The ultimate weighted-average health care trend is 4.44% and is expected to be attained in the year 2030. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components. Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2011		2012
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease

Effect on post-retirement benefit obligation	7	(6)	10	(8)

The components of pension expense are as follows:

	Year ended March 31,
	2010	2011	2012
	(In millions)
Service cost	80	96	102	US$	2
Interest cost	449	433	453		9
Expected Return on assets	(440)	(482)	(450)		(9)
Amortization of actuarial (gain) loss	(38)	(1)	(1)		—

Net pension cost	51	46	104	US$	2

The accumulated benefit obligation for all overseas plans as at March 31, 2011 and 2012 is 7,755 million and 9,808 million (US$ 193 million) respectively.

The estimated amount of experience gain that will be amortized from accumulated other comprehensive income are not expected to be material over the next fiscal year ended March 31, 2013.

The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

	Years ended March 31,
	2011	2012
	(%)	(%)
Discount rate used for benefit obligations	5.50	4.50
Expected long-term return on plan assets	5.50	4.50
Inflation	2.25	2.00
Rate of compensation increase	3.25	3.00

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

The fair value of Company’s pension plan assets at March 31, by asset category are as follows—

	As of March 31, 2011
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	27	—	—	27
Canadian – Mutual Fund (Equity)	—	736	—	736
Canadian – Mutual Fund (Money Market)	—	292	—	292
Canadian – Mutual Fund (Debt)	—	7,985	—	7,985
Other – Mutual Fund (Equity)	—	712	—	712

Total	27	9,725	—	9,752

	As of March 31, 2012
	(In millions)
	Level 1	Level 2	Level 3	Total
Cash	21	—	—	21	US$	—
Canadian – Mutual Fund (Equity)	—	846	—	846		17
Canadian – Mutual Fund (Money Market)	—	288	—	288		6
Canadian – Mutual Fund (Debt)	—	9,709	—	9,709		191
Other – Mutual Fund (Equity)	—	916	—	916		18

Total	21	11,759	—	11,780	US$	232

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

The Company expects to contribute 225 million to the non-contributory pension plan in fiscal 2013, based on the valuation as at December 31, 2011.

The Company does not expect to contribute to the contributory pension plan in fiscal 2013, based on the valuation as at December 31, 2011 which showed a surplus.

The overseas subsidiaries post-retirement benefit plans other than contributory and non-contributory pension plans were unfunded. The benefits are funded on a pay-as-you-go basis. The Company funds on a cash basis as benefits are paid and Company expects to pay 8 million in fiscal 2013.

Estimate future benefit payments for oversees plans

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits (Contributory and Non Contributory)		Other Benefits
	(In millions)
Years ending March 31,
2013	542	US$ 11	8	US$ —
2014	552	11	8	—
2015	562	11	7	—
2016	572	11	7	—
2017	583	11	7	—
2018-2021	3,092	61	30	1

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings Plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP in aggregate were approximately 123 million, 153 million and 170 million (US$ 3 million) for the year ended, 2010, 2011 and 2012 respectively.

In addition to above, there are defined contribution plan for qualifying employees in South Africa. The assets are managed separately by Momentum Group Limited. Employer contribution to this plan was 282 million for fiscal 2012.

23. Leases

As Lessee:

The Company has leased buildings, satellite channels, office equipment, computer equipment, certain circuit capacities, Customer Premise Equipment (CPE) sites, Automated teller machine (ATM) and ATM related equipments under operating lease arrangements. Operating lease rent expense was 9,510 million, 8,953 million and 14,393 million (US$ 283 million) in fiscals 2010, 2011 and 2012 respectively. Operating lease rentals includes, 7,032 million, 6,804 million and 7,358 million (US$ 145 million) in fiscals 2010, 2011 and 2012 respectively, under capacity purchase agreements on specified cables for a stated period of time.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2013	3,410	US$	67
2014	3,274		64
2015	3,076		60
2016	2,780		55
2017	2,043		40
Thereafter	7,333		144

Total minimum lease commitments	21,916	US$	430

The minimum future lease payments have not been reduced by minimum operating sublease rentals of 258 million due in the future under non-cancellable subleases for certain buildings which extend until December, 2020. 87 million and 46 million (US$ 1 million) in fiscal 2011 and fiscal 2012 respectively was recognized as sublease rental income.

As Lessor:

IRUs with costs of 505 million and accumulated depreciation of 250 million have been leased under operating lease arrangements. Depreciation expense of 34 million, (US$ 1 million) in respect of these assets has been recognized in fiscal 2010, 2011 and 2012.

Cost and accumulated depreciation of IRUs in which only a portion of capacity has been leased under operating lease arrangements are not readily determinable as these are not allocable to the leased capacity. Lease rental income related to IRU’s was 318 million, 147 million and 317 million (US$ 6 million) in fiscals 2010, 2011 and 2012 respectively.

Future non-cancelable lease rent payments to be received are as follows:

Years ending March 31,	(In millions)
2013	371	US$	7
2014	328		6
2015	328		6
2016	329		7
2017	326		6
Thereafter	2,004		40

Total minimum lease receipts	3,686	US$	72

24. Fair values measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including investment securities and derivatives. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2011 and 2012

	Fair Value measurements as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Particulars	(In millions)
Assets
Available-for-sale investments	—	916	—	916
Derivatives not designated as hedging instrument:
Foreign currency contracts included in prepaid expenses and other current assets	—	273	—	273

Total	—	1,189	—	1,189

Liabilities

Derivatives not designated as hedging instrument:
Foreign currency contracts included in accrued expenses and other current liabilities	—	1	—	1
Interest rate contracts included in accrued expenses and other current liabilities	—	148	—	148
Interest rate contracts included in other non-current liabilities	—	107	—	107
Derivatives designated as hedging instrument:
Interest rate contracts included in accrued expenses and other current liabilities	—	53	—	53
Interest rate contracts included in other non-current liabilities	—	31	—	31

Total	—	340	—	340

	Fair Value measurements as at March 31, 2012
	Level 1	Level 2	Level 3	Total
Particulars	(In millions)

Liabilities

Derivatives not designated as hedging instrument:
Foreign currency contracts included in accrued expenses and other current liabilities	—	76	—	76	US$	1
Interest rate swap contracts included in accrued expenses and other current liabilities	—	1,176	—	1,176		23
Interest rate swap contracts included in other non-current liabilities	—	242	—	242		5

Derivatives designated as hedging instrument:
Foreign Currency contracts included in accrued expenses and other current liabilities	—	319	—	319		6
Interest rate swap contracts included in other non-current liabilities	—	(24)	—	(24)		—

Total	—	1,789	—	1,789	US$	35

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

Fair Value disclosure of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses, other current liabilities and short term borrowings, approximate their fair values due to the short-term nature of these instruments.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair values of securities without readily determinable market values cannot be reasonably estimated.

The fair value of the foreign currency long-term loans of  91,406 million (US$ 1,796 million) is approximately  91,621 million (US$ 1,800 million) based on indicative market prices of similar instruments and recently negotiated terms at market rates. The term loans and NCDs totaling  12,985 million (US$ 255 million) has an estimated fair value of approximately  12,988 million (US$ 255 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date.

Estimation of fair value of financial instrument relies on management judgment, however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sale transaction as of March 31, 2012. The estimated fair value amounts as of March 31, 2012 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25. Derivative financial instruments

a)	Interest Rate Swap Agreements (“Swaps”)

The Company’s overall risk management objective is to mitigate the negative impact of volatile global markets on its cash flow and earnings. The Company uses interest rate swaps to manage the market risks associated to interest rate movements relating to its variable-rate long-term debt. As of March 31, 2012 the Company had outstanding forward dated interest rate swaps designated as cash flow hedges to convert the variable interest rate of its long term debt to a fixed rate with a total notional amount of  4,716 million (US$ 93 million). Additionally, as of March 31, 2012 the Company had outstanding interest rate swaps with total notional amount of  36,885 million (US$ 725 million) which do not qualify for hedge accounting. Under the terms of the swaps the Company will pay an interest rate ranging from 1.45% to 3.25% in exchange for the variable interest rate equal to US$ LIBOR and interest rate ranging from 8.28% to 9.93% in exchange for the variable interest equal to 3 month JIBAR. These swaps expire within one year to six years from the balance sheet date.

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

The following table summarizes the activity in accumulated other comprehensive loss related to derivatives designated as cash flow hedges during the year ended March 31, 2011 and 2012:

	(In millions)
	Year ended March 31, 2011	Year ended March 31, 2012
Beginning Balance-loss	260	291	US$	6
Net unrealized loss/(gain) for the year	205	(25)		—
Realized gain/(loss) reclassified into earnings	(174)	(243)		(5)

Ending balance–loss	291	23	US$	1

Based on the terms of the derivative instruments designated as cash flow hedges, 156 million (US$ 3 million) of unrealized losses currently in accumulated other comprehensive loss will be transferred to interest expense in the statement of operations in the fiscal year ending March 31, 2013. In fiscal 2012, 160 million (US$ 3 million) has been recognized in interest expense for fair value changes on interest rate swaps which do not qualify for hedge accounting.

b)	Foreign Exchange Forward Contracts

The Company uses foreign currency forward and option contracts to manage the exchange risks associated with movements in United States Dollar, Canadian Dollar, Euro and other currencies.

The Company had outstanding foreign exchange forward contracts with total notional amount of  7,038 million and  2,047 million (US$ 40 million) as of fiscals 2011 and 2012 respectively. These contracts are for a period between 15 days and one year. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

An exchange gain/(loss) of  472 million in fiscal 2010,  (151) million in fiscal 2011 and  (75) million in fiscal 2012 on foreign currency forward and option contracts have been recognized in other non-operating income.

The Company has also entered into forward contracts to hedge the exchange risks associated with its net investments in Neotel. As at March 31, 2012, outstanding forward exchange contracts with notional value of  3,972 million (US$ 78 million) qualifying for hedge accounting have been designated as hedge of net investment. These contracts have a maturity period between six months and ten months. In fiscal 2012, the Company recognized exchange loss of  1,008 million (US$ 20 million) relating to the designated forward contracts in foreign currency translation reserve included in other comprehensive loss. Exchange gain on amount of forward contracts excluded from assessment of hedge effectiveness of  154 million (US$ 3 million) has been included as exchange gain in other non-operating income.

26. Segment information

The Board of Directors and the Managing Director of the Company together as a group constitute the “Chief Operating Decision Makers” (CODM) which allocate resources to and assess the performance of the segments of the Company.

Consequent to the merger of TCISL and Tata Communications, the Company changed its operational and organizational structure and realigned the retail internet business to Global Data and managed services. Consequently, the management has following operating segments:

Global Voice Solutions (GVS): includes International and National Long Distance Voice services

Global Data and Managed Services (GDMS): includes corporate data transmission services data centers, virtual private network, signaling and roaming services, television and other network and managed services.

Effective May 30, 2011 the Company had a new operating segment called South African Operations (SAO) on acquisition of controlling interest in SEPCO Group. SEPCO group is separately assessed by the CODM to allocate resources and assess performance. Product includes wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Previously the Company reported following operating segments:

Global Voice Solutions (GVS)	:	GVS includes International and National Long Distance Voice services.
Global Data and Managed Services(GDMS)	:	GDMS includes Corporate Data Transmission services, data centers, virtual private network, signaling and roaming services, television and other network and managed services.
Others	:	Others primarily comprises of retail internet business.

Segment information for fiscals 2010, 2011 and 2012 is as follows (all prior period segment information has been restated):

	Year ended March 31, 2010
	Global Voice Solutions	Global Data and Managed Services	Total
	(In millions)
Revenues	61,436	44,644	106,080
Interconnection Charges	49,833	9,173	59,006

Net revenues	11,603	35,471	47,074

Other network and telecommunication costs	376	2,070	2,446
License fees	213	581	794

Segment results	11,014	32,820	43,834

Unallocable costs:
Depreciation and amortization			14,074
Other operating costs			31,323
Operating loss			(1,563)
Non-operating income, net			180
Loss before income tax			(1,383)
Income tax benefit			969
Dividend tax			(218)
Equity in net loss of equity method investees			(3,192)

Net loss			(3,824)

	Year ended March 31, 2011
	Global Voice Solutions	Global Data and Managed Services	Total
	(In millions)

Revenues	65,516	48,324	113,840
Interconnection Charges	55,065	9,916	64,981

Net revenues	10,451	38,408	48,859

Other network and telecommunication costs	433	1,799	2,232
License fees	3	661	664

Segment results	10,015	35,948	45,963

Unallocable costs:
Depreciation and amortization			13,980
Other operating costs			32,347
Operating loss			(364)
Non-operating loss, net			(1,317)
Loss before income tax			(1,681)
Income tax expense			(765)
Equity in net loss of equity method investees			(5,636)

Net loss			(8,082)

	Year ended March 31, 2012
	Global Voice Solutions	Global Data and Managed Services	South African Operations	Total
	(In millions)
Revenues	68,241	56,677	14,967	139,885	US$	2,749
Interconnection Charges	56,058	11,022	6,938	74,018		1,455

Net revenues	12,183	45,655	8,029	65,867	US$	1,294

Other network and telecommunication costs	439	2,027	433	2,899		57

License fees	113	759	56	928		18

Depreciation and amortization	—	—	2,731	2,731		54
Other operating costs	—	1,325	6,360	7,685		151

Segment results	11,631	41,544	(1,551)	51,624	US$	1,014

Unallocable costs:
Depreciation and amortization				15,598		306
Other operating costs				35,468		697

Operating Income				558		11
Non-operating income, net				4,678		92
Income before income tax				5,236		103
Dividend Tax				(92)		(2)
Income tax expense				(5,138)		(101)
Equity in net loss of equity method investees				(944)		(19)

Net loss				(938)	US$	(19)

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Depreciation and certain other costs which are not allocated to GVS and GDMS are classified as unallocable costs.

Telecommunication services are provided utilizing the Company’s property plant and equipments which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

The following table sets forth information regarding the Company’s revenues:

	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2012
	(In millions)
				US$
GVS
International long distance and related products	57,131	61,282	65,261	1,282
National long distance	4,305	4,234	2,980	59
GDMS
Leased circuits and IRUs	13,064	11,034	13,015	256
Frame relay and MDNS services	348	379	414	8
Internet leased lines	4,448	5,694	5,898	116
Internet (including Corporate IP Transit)	9,452	8,242	6,170	121
Internet Data Center	2,389	3,143	3,503	69
Other	14,943	19,832	27,677	544
South Africa Operations	—	—	14,967	294

Total	106,080	113,840	139,885	2,749

Revenues have been allocated to countries based on location of the customers and are as follows:

	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2012
	(In millions)
India	28,847	30,813	34,744	US$	683
United States Of America	19,159	17,893	19,435		382
United Kingdom	11,637	13,167	15,100		297
South Africa	1,282	1,609	14,643		288
Canada	4,274	5,849	5,567		109
Rest of the world	40,881	44,509	50,396		990

Total	106,080	113,840	139,885	US$	2,749

In fiscal 2012, revenue from one customer (customer “H” as referred in Note 5) represents approximately 11 % of the Company’s consolidated revenue substantially from the two segments, Global Voice Solutions and Global Data & Managed Services.

The overseas subsidiaries own approximately 64% of the Company’s property, plant and equipment of which 16% is located in South Africa.

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

The following table summarizes the related party transactions and balances included in the financial statements:

Nature of transactions	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012	2012
	(In millions)
													(US$)

Revenues from telecommunication services:-
Global Voice Solutions (including, 1,282 million, 786 million and 815 million for fiscals 2010, 2011 and 2012 respectively from Tata Teleservices Ltd)	2,451	1,168	1,069	—	—	—	509	473	83	2,960	1,641	1,152	23
Global Data and Managed Services (including, 317 million, 487 million and 783 million for fiscals 2010, 2011 and 2012 respectively from Tata Teleservices Ltd)	1,319	2,323	2,913	—	—	—	391	643	115	1,710	2,966	3,028	59

Revenues from telecommunication services total	3,770	3,491	3,982	—	—	—	900	1,116	198	4,670	4,607	4180	82

Interest income	—	—	—	—	—	—	552	707	163	552	707	163	3
Interest expense	—	—	111	—	—	—	—	—	—	—	—	111	2
Network and transmission costs :-
Global Voice Solutions (including, 325 million, 394 million 522 million for fiscals 2010, 2011 and 2012 respectively from Tata Teleservices Ltd)	408	494	621	—	—	—	1,051	1,344	793	1,459	1,838	1,414	28
Global Data and Managed Services (including, 279 million, 550 million and 917 million for fiscals 2010, 2011 and 2012 respectively from Tata Teleservices Ltd)	842	1,164	1,841	—	—	—	333	212	32	1,175	1,376	1,873	37

Network and transmission costs total	1,250	1,658	2,462	—	—	—	1,384	1,556	825	2,634	3,214	3,287	65

Nature of transactions	Year ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012	2012
	(In millions)
													(US$)

License fees	—	—	—	794	653	841	—	—	—	794	653	841	17

Loans given	—	—	—	—	—	—	1,284	3,110	765	1,284	3,110	765	15

Advances given	54	567	103	—	—	—	1	—	—	55	567	103	2

Advances repaid	53	573	15	—	—	—	—	—	—	53	573	15	—

Advance received	—	—	201	—	—	—	—	—	—	—	—	201	4

Dividends paid	140	—	81	806	—	326	—	—	—	946	—	407	8

Other non-operating income	64	88	51	—	—	—	—	—	—	64	88	51	1

Other operating costs	1,062	577	1,582	—	—	—	10	10	9	1,072	587	1,591	31

Purchase of property, plant & equipments	399	265	102	—	—	—	—	—	—	399	265	102	2

Investment in Equity Method Investee	—	—	—	—	—	—	808	530	255	808	530	255	5

Advances for additional ownership interest and preference stock	—	—	—	—	—	—	—	455	—	—	455	—	—

	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
	2011	2012	2011	2012	2011	2012	2011	2012	2012
	(In millions)
Year End Balances									(US$)
Accounts receivables (including 100 and 642 million for fiscals 2011 and 2012 respectively from Tata Teleservices Ltd.)	632	1,464	—	—	565	8	1,197	1,472	29
Accounts payables (including 362 and 345 million for fiscals 2011 and 2012 respectively from Tata Teleservices Ltd.)	587	1,023	—	—	663	159	1,250	1,182	23
Advances given (including Nil and 90 million for fiscals 2011 and 2012 respectively from Tata Teleservices Ltd.)	4	92	—	—	23	—	27	92	2

Other Current Assets	—	—	6	6	—	—	6	6	—

Prepaid expenses and other current assets total	4	92	6	6	23	—	33	98	2

Loans provided and interest receivables (net of adjusted loss in equity method investee of 8,607 million as at fiscal 2011 and Nil as at fiscal 2012)	—	—	—	—	1,497	—	1,497	—	—
License Fee paid under protest	—	—	2,899	2,899	—	—	2,899	2,899	57

Other non-current assets total	—	—	2,899	2,899	1,497	—	4,396	2,899	57

Advance received (including Nil and 201 million for fiscals 2011 and 2012 respectively from Tata Teleservices Ltd.)	—	201	—	—	—	—	—	201	4
Unearned revenues (including 366 and 356 million for fiscals 2011 and 2012 respectively from Tata Teleservices Ltd.)	781	716	—	—	25	—	806	716	14
License Fees payable	—	—	634	635	—	—	634	635	12

Accrued expenses and other current liabilities Total	781	917	634	635	25	—	1,440	1,552	30

License Fees payable	—	—	1,741	1,741	—	—	1,741	1,741	34

Other non-current liabilities total	—	—	1,741	1,741	—	—	1,741	1,741	34

Advances for investments	—	—	—	—	445	—	445	—	—

28. Commitments and contingencies

Commitments

Bank Guarantees

Bank guarantees outstanding for fiscal years 2011 and 2012 are  1,411 million and  1,996 million (US$ 39 million) respectively. Bank guarantees are generally provided to government agencies in relation to performance under service agreement. The Company does not anticipate any liability on these guarantees.

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled  6,975 million (US$ 137 million) as of March 31, 2012. Out of this total amount  6342 million (US$ 125 million) is expected to be purchased in fiscal 2013.

Other Commercial Commitments

	As of March 31, 2012 (In millions)
Standby Letters of Credit
Less than 1 year	1,956	US$	39
1 to 3 years	620		12
More than 3 years	9		—

Total amount committed	2,585	US$	51

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

The Company is routinely party to suits for collection, commercial disputes, claims from customers and/or suppliers over reconciliation of payments for voice minutes, circuits, Internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, the FCPA investigations are subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur, such an outcome could have a material adverse impact on the Company’s financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of 955 million (US$ 19 million) are disputed by the Company of which an amount of 255 million (US$ 5 million) has been accrued as liability. If the dispute goes against the Company, 700 million (US$ 14 million) will be charged to statement of operations.

b)	ADC claim

Telecom Regulatory Authority of India (“TRAI”) reduced the Access Deficit Charge (“ADC”) rates effective April 1, 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to April 1, 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC & currently this matter is pending with Honorable Supreme Court. The possible liability on Company is 3,120 million (US$ 61 million).

c)	License fees claim

In fiscal 2010, DoT completed their assessment for fiscal 2006 and raised a demand of 1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest thereon is not applicable on a shortfall of a license fee; c) a deductions in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to 46 million including interest up to July 2012.

The DoT has filed an appeal in the Supreme Court against above mentioned judgment of TDSAT dated August 19, 2010 and currently the matter is pending in the Supreme Court.

29. Post Balance Sheet events

Dividends

Any dividends declared by the Company are based on the profits available for distribution as reported in the statutory financial statement of Tata Communications India prepared in accordance with India GAAP. As of fiscal 2012, the amounts available for distribution, net of dividend tax are 9,115 million. Subsequent to March 31, 2012, the Board of Directors recommended a dividend of 2 per equity share, which is approved by the shareholders in the Annual General Meeting held on July 27, 2012.

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

Deloitte & Touche

Registered Auditors

Per Andre Dennis

Partner

12 October 2011

NEOTEL (PTY) LTD

GROUP STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 March 2011

	Notes	2011	2010	2009
		R’000	R’000	R’000

Revenue	4	2,304,989	1,831,065	1,125,215

Interest received	5	25,628	27,358	35,850
Other income		12,923	12,747	18,793
Negative goodwill recognised		—	—	144,996
Payments to other operators		(1,224,052)	(908,803)	(554,277)
Cost of phone devices		(36,641)	(37,491)	(21,192)
Employee expenses		(666,761)	(545,920)	(422,140)
Other expenses		(968,874)	(841,475)	(544,347)
Consulting expenses		(64,641)	(51,068)	(101,399)
Depreciation		(402,901)	(318,748)	(271,516)
Amortisation		(58,165)	(72,370)	(72,891)
Fair value of interest rate swap		(51,486)	(127,848)	—
Finance charges	6	(656,007)	(550,166)	(369,583)
Share of profits from associate	10	584	—	—

Loss before taxation	7	(1,785,404)	(1,582,719)	(1,032,491)

Taxation expense	8	(12,078)	432,714	293,026

Loss for the year		(1,797,482)	(1,150,005)	(739,465)

Other comprehensive income		—	—	—

Total comprehensive loss for the year		(1,797,482)	(1,150,005)	(739,465)

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENT OF FINANCIAL POSITION

at 31 March 2011

	Notes	2011	2010
		R’000	R’000
ASSETS

Non-current assets
Property, plant and equipment	9	3,120,797	2,683,926
Investment in associate	10	9,584	—
Intangible assets	11	114,448	152,259
Deferred taxation	12	801,812	803,211
Other receivables	13	110,242	68,771
Other investments	14	16,433	30,363

Total Non Current assets		4,173,316	3,738,530

Current assets
Inventories	15	31,759	116,173
Trade and other receivables	16	642,476	753,798
Assets held for sale	9	—	15,724
Other investments	14	11,248	30,095
Cash and cash equivalents	17	74,415	64,744

Total Current assets		759,898	980,534

TOTAL ASSETS		4,933,214	4,719,064

EQUITY AND LIABILITIES

Capital and reserves
Share capital	18	7,199	5,751
Share premium	19	712,624	569,250
Other reserves		3,008	3,008
Accumulated deficit		(4,082,584)	(2,285,102)

Shareholder’s deficit		(3,359,753)	(1,707,093)

Non-current liabilities
Loans from shareholders	20	2,990,039	2,036,238
Loans from financial institutions	21	—	3,164,009
Loans from financial institutions for property purchase	22	137,500	—

Total non current liabilities		3,127,539	5,200,247

Current liabilities
Loan from related party	23	—	47,365
Loans from financial institutions	21	3,851,197	—
Loans from financial institutions for property purchase	22	38	—
Trade and other payables	24	749,331	809,976
License fee payable	25	30,000	78,330
Provisions	26	136,179	64,467
Taxation payable	8	9,746	—
Unearned revenue		177,296	95,061
Other financial liabilities		211,641	130,711

Total current liabilities		5,165,428	1,225,910

Total liabilities		8,292,967	6,426,157

TOTAL EQUITY AND LIABILITIES		4,933,214	4,719,064

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 March 2011

	Ordinary share capital	Preference share capital	Preference share premium	Other reserves	Accumulated deficit	Total
	R’000	R’000	R’000	R’000	R’000	R’000

Balance at 31 March 2008	1	1,125	111,375	3,008	(395,632)	(280,123)

Issue of shares	—	2,375	235,125	—	—	237,500
Total comprehensive loss for the year	—	—	—	—	(739,465)	(739,465)

Balance at 31 March 2009	1	3,500	346,500	3,008	(1,135,097)	(782,088)

Issue of shares	—	2,250	222,750	—	—	225,000
Total comprehensive loss for the year	—	—	—	—	(1,150,005)	(1,150,005)

Balance at 31 March 2010	1	5,750	569,250	3,008	(2,285,102)	(1,707,093)

Issue of shares	—	1,448	143,374	—	—	144,822
Total comprehensive loss for the year	—	—	—	—	(1,797,482)	(1,797,482)

Balance at 31 March 2011	1	7,198	712,624	3,008	(4,082,584)	(3,359,753)

See accompanying notes to the group financial statements

NEOTEL (PTY) LTD

GROUP STATEMENTS OF CASH FLOWS

for the year ended 31 March 2011

	Notes	2011	2010	2009
		R’000	R’000	R’000

CASH FLOW FROM OPERATING ACTIVITIES

Cash utilised in operations
Receipts from customers		2,426,727	1,770,825	1,195,993
Payments made to suppliers		(2,722,364)	(2,474,492)	(1,658,296)

Cash flows utilised in operations	27.1	(295,637)	(703,667)	(462,303)
Interest received		25,628	27,358	35,850
Foreign exchange (losses) gains		(16,026)	(75,270)	2,357
Finance charges		(472,920)	(360,800)	(229,088)

Net cash outflow from operating activities		(758,955)	(1,112,379)	(653,184)

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment		(820,293)	(1,088,181)	(928,168)
Additions to intangible assets		(16,074)	(35,206)	(21,891)
Acquisition of business	27.2	—	—	(258,023)
Proceeds from disposal of property, plant and equipment		334	217	3
Increase in investment in associate		(9,000)	—	—
Increase in other receivables		(41,471)	—	—
Decrease in other investments		32,777	(60,458)	—

Net cash outflow from investing activities		(853,727)	(1,183,628)	(1,208,079)

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from preference share issue		132,706	191,250	217,214
Proceeds from borrowings from financial institutions		650,000	1,162,135	1,279,107
Proceeds from long term borrowing for property purchase		137,500	—	—
Proceeds from shareholders’ loans		702,147	573,750	637,390

Net cash inflow from financing activities		1,622,353	1,927,135	2,133,711

Net increase/(decrease) in cash and cash equivalents		9,671	(368,872)	272,448

Cash and cash equivalents at the beginning of the year		64,744	433,616	161,168

Cash and cash equivalents at the end of the year		74,415	64,744	433,616

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

Previously recognised impairment losses, other than for goodwill, are reviewed annually for any indication that they may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through profit or loss if the recoverable amount has increased a result of a change in the estimates used to determine the recoverable amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. No goodwill impairment losses are reversed.

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

3.11	Borrowing costs

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

for the year ended 31 March 2011

3	ACCOUNTING POLICIES (continued)

3.12	Revenue (continued)

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

3.13	Interest income

Interest income is recognised on a time proportion basis according to the effective interest rate method.

3.14	Leases

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

Management are in the process of considering the future impact of these standards and interpretations on the financial statements

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2011

4	Revenue

	2011	2010	2009
	R’000	R’000	R’000

Enterprise services and Wholesale services	1,743,839	1,313,457	960,424
Network and project services	372,776	280,231	138,675
Consumer services	188,374	169,315	26,116
Managed services	—	68,062	—

Total revenue	2,304,989	1,831,065	1,125,215

Included in the enterprise services is IRU (indefeasible right of use) revenue of R7.3 million (2010: R3.4 million).

5	Interest received

Interest received	25,628	27,358	35,850

Included in interest received is IRU (indefeasible right of use) interest of R9.4 million (2010: R497 thousand).

6	Finance charges

Interest on licence fee payable (refer note 25)	(45,330)	12,337	15,661
Interest on loan from related party	1,101	9,534	25,344
Interest on shareholders’ loans	215,305	161,206	116,411
Interest on bank and other loans	437,012	353,199	226,567
Other	60,568	26,276	2,521

	668,656	562,552	386,504

Less capitalised interest
- property, plant and equipment	(12,649)	(12,386)	(16,921)

	656,007	550,166	369,583

The weighted average capitalisation rate on funds borrowed was 10.6% per annum (2009: 12.58%)

7	Loss before taxation

Loss before taxation has been arrived at after charging:

Audit fees	6,100	5,671	5,072
Legal Fees	12,035	9,073	312
Director’s emoluments	4,692	4,457	3,129
Loss / (Profit) on sale of assets	1,281	(93)	97
Provision for doubtful debts	50,455	95,127	11,791

Operations, maintenance and network costs *
Operations costs	179,435	63,156	6,195
Maintenance costs	254,544	188,230	34,487
Network costs	28,807	39,220	22,585

	462,786	290,606	63,267

Operating leases
- Buildings and sites	117,123	81,094	59,684
- Houses	1,688	2,143	68
- Vehicles	623	808	—
- Infrastructure	163,119	139,356	227,000

	282,553	223,401	286,752

(* Balances have been represented in accordance with the nature of the account)

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

7	Loss before taxation (continued)

	2011	2010	2009
	R’000	R’000	R’000

Net foreign exchange gains and losses
- Unrealised losses	51,598	9,782	5,220
- Realised losses	40,084	73,972	13,285
- Unrealised gains	(27,463)	(2,511)	(5,367)
- Realised gains	(48,193)	(5,973)	(15,495)

	16,026	75,270	(2,357)

Depreciation and amortisation
- Depreciation	402,901	318,748	271,516
- Amortisation	58,165	72,370	72,891

	461,066	391,118	344,407

Management and technical fees
- Business service arrangement	33,930	23,369	21,146
- Operations and business support services (“OSS/BSS”)	21,635	52,121	80,568

	55,565	75,490	101,714

Employee benefits expense
- Defined contribution plan	51,729	43,606	36,128
- Medical aid contribution	17,824	15,419	20,074

	69,553	59,025	56,202

8	Taxation

Deferred tax - Current year	(1,393)	427,307	299,590
- Prior year	(6)	5,407	(6,564)

Deferred tax	(1,399)	432,714	293,026

Secondary tax on Companies
- Current	(7,935)	—	—
- Prior	(1,811)	—	—

	(9,746)	—	—

Foreign withholding tax	(933)	—	—

Taxation charge	(12,078)	432,714	293,026

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

8	Taxation (continued)

	2011	2010	2009
	R’000	R’000	R’000

Reconciliation between accounting profit and tax expense

Accounting loss	(1,785,404)	(1,582,719)	(1,032,491)

Tax at the applicable rate of 28%	(499,913)	(443,161)	(289,097)
Deferred tax asset not recognised	467,761	1,960	—
Depreciation/amortisation of non qualifying assets	9,686	10,439	11,398
Non-taxable income	—	—	(40,598)
Non-deductible expenses	24,616	5,175	16,488
Non-taxable portion of capital gain	(400)	(1,573)	—
Permanent differences on acquisition	—	—	2,562
Learnership allowances	(357)	(147)	(343)
Deferred tax adjustment relating to prior year	6	(5,407)	6,564
Secondary tax on Companies	9,746	—	—
Foreign withholding tax	933	—	—

Tax effect of assessed loss	12,078	(432,714)	(293,026)

Reconciliation of tax rate	%	%	%

Normal rate of taxation	(28.0)	(28.0)	(28.0)

Adjusted for:
- Permanent differences	1.9	0.9	2.9
- Deferred tax asset not recognised	26.1	0	-3.9
- Deferred tax adjustment relating to prior year	—	—	1
- Secondary tax on Companies	0.6	—	—
- Foreign withholding tax	0.1	—	—

Effective tax rate	0.7	(27.1)	(28)

No provision has been made for income tax in the current year as the company has no taxable income. The estimated tax loss available for set off against future taxable income for the Group is R3,941 million (2010: R2,412 million).

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

9	Property, plant and equipment

	Cost R’000	Accumulated depreciation R’000	Carrying value R’000

2011
Land	27,000	—	27,000
Buildings and leasehold improvements	284,610	(41,502)	243,108
Plant and equipment	2,926,218	(884,427)	2,041,791
Furniture and fittings	31,640	(13,812)	17,828
Computer equipment	187,554	(128,251)	59,303
Motor vehicles	222	(157)	65
Assets under construction	731,702	—	731,702

	4,188,946	(1,068,149)	3,120,797
Less assets held for sale	—	—	—

	4,188,946	(1,068,149)	3,120,797

2010
Leasehold improvements	129,331	(24,544)	104,787
Plant and equipment	2,575,556	(556,975)	2,018,581
Furniture and fittings	23,480	(7,499)	15,981
Computer equipment	164,044	(76,651)	87,393
Motor vehicles	388	(201)	187
Assets under construction	472,721	—	472,721

	3,365,520	(665,870)	2,699,650
Less assets held for sale	(18,710)	2,986	(15,724)

	3,346,810	(662,884)	2,683,926

The carrying amount of property, plant and equipment can be reconciled as follows:

	Carrying value at beginning of year	Additions	Reclassification	Transfers	Disposals	Depreciation	Carrying value at end of year
	R’000	R’000	R’000	R’000	R’000	R’000	R’000

2011
Land	—	27,000	—	—	—	—	27,000
Buildings and leasehold improvements	104,787	130,749	(77)	24,530	—	(16,881)	243,108
Plant and equipment	2,018,581	38,357	(302)	314,088	(1,504)	(327,429)	2,041,791
Furniture and fittings	15,981	6,016	77	2,144	—	(6,390)	17,828
Computer equipment	87,393	9,138	302	14,659	(58)	(52,131)	59,303
Motor vehicles	187	—	—	—	(52)	(70)	65
Assets under construction	472,721	621,682	—	(362,701)	—	—	731,702
Less assets held for sale	(15,724)	—	15,724	—	—	—	—

	2,683,926	832,942	15,724	(7,280)	(1,614)	(402,901)	3,120,797

2010
Leasehold improvements	17,463	94,464	3,166	(516)	(112)	(9,678)	104,787
Plant and equipment	1,147,006	705,075	20,496	408,318	—	(262,314)	2,018,581
Furniture and fittings	9,944	9,998	41	(909)	—	(3,093)	15,981
Computer equipment	87,430	66,090	(23,685)	1,160	(12)	(43,590)	87,393
Motor vehicles	278	—	(18)	—	—	(73)	187
Assets under construction	694,878	224,940	—	(447,097)	—	—	472,721
Less assets held for sale	—	—	(15,724)	—	—	—	(15,724)

	1,956,999	1,100,567	(15,724)	(39,044)	(124)	(318,748)	2,683,926

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

	2011	2010
	R’000	R’000
Summarised financial information in respect of the Group’s associate is set out below.

Total assets	48,310	—
Total liabilities	(46,113)	—

Net assets	2,197	—

Group’s share of net assets of associate	439	—

Total revenue for the year	15,035	—

Total profit for the year	2,920	—

Cost of investment in associate	9,000	—
Group’s share of profits from associate	584	—

Total investment in associate	9,584	—

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

11	Intangible assets

	Favourable lease contract	License	Computer software	Contractually based customer relationships	Total
	R’000	R’000	R’000	R’000	R’000

2011
Cost	917	25,000	206,304	112,558	344,779
Accumulated amortisation	(550)	(14,910)	(147,336)	(67,535)	(230,331)

Carrying value	367	10,090	58,968	45,023	114,448

2010
Cost	917	28,000	182,950	112,558	324,425
Accumulated amortisation	(367)	(14,344)	(112,432)	(45,023)	(172,166)

Carrying value	550	13,656	70,518	67,535	152,259

	Carrying value at the beginning of the year	Additions	(Reductions)/ Transfers	Amortisation	Carrying value at the end of the year
	R’000	R’000	R’000	R’000	R’000

2011
Favourable lease contract	550	—	—	(183)	367
Licence *	13,656	—	(3,000)	(566)	10,090
Computer software	70,518	16,074	7,280	(34,904)	58,968
Contractually based customer relationships	67,535	—	—	(22,512)	45,023

	152,259	16,074	4,280	(58,165)	114,448

2010
Favourable lease contract	734	—	—	(184)	550
Licence *	89,656	—	(72,000)	(4,000)	13,656
Computer software	41,943	35,206	39,044	(45,675)	70,518
Contractually based customer relationships	90,046	—	—	(22,511)	67,535

	222,379	35,206	(32,956)	(72,370)	152,259

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

12	Deferred taxation

	2011	2010
	R’000	R’000

Deferred tax consists of:

Tax losses available for future set off	657,517	700,748
Originating temporary differences on:
- Property, plant and equipment	1,356	(18,848)
- Prepayments	2,926	2,294
- Provisions	64,228	54,685
- Unrealised exchange differences	215	2,377
- Fair value on financial instruments	50,213	35,798
- Income received in advance	42,952	48,142
- Intangible assets	(17,595)	(21,985)

	801,812	803,211

The movement in deferred tax is as follows:
Opening balance	803,211	370,497
Income statement charge
- Adjustment to prior year	(6)	5,407
- Unused tax loses	(43,226)	314,146
- Property, plant and equipment	20,205	(1,363)
- Prepayments	632	2,294
- Provisions	9,543	29,121
- Unrealised exchange differences	(2,162)	2,377
- Fair value on financial instruments	14,415	35,798
- Unearned revenue	(5,190)	41,869
- Intangible assets	4,390	3,065

Closing balance	801,812	803,211

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

13	Other receivables

	2011	2010
	R’000	R’000

Long term portion of other receivables: *
- Prepayments	882	—
- Indefeasible right of use	109,360	68,771

	110,242	68,771

(* Balances have been represented to reflect the nature of the asset)

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

14	Other investments

	2011	2010
	R’000	R’000

The Group has placed cash of R27.6 million (2010: R60.4 million) respectively, for guarantees issued which is made up as follows:

Greater than twelve months	16,433	30,363
Three to twelve months	11,248	30,095

	27,681	60,458

The Group places cash equivalent to guarantees issued in a restricted call account.

15	Inventories

Finished goods	12,816	30,757
Projects work in progress	18,943	85,416

	31,759	116,173

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

16	Trade and other receivables

	2011	2010
	R’000	R’000

Trade receivables - gross	557,518	630,339
Less allowances for doubtful debts	(170,010)	(121,093)

Trade receivables - net	387,508	509,246

Other receivables - short term
- VAT	10,579	16,899
- Prepayments	18,560	18,130
- Indefeasible right of use	152,013	94,599
- Other receivables	73,816	114,924

	642,476	753,798

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

	2011	2010
	R’000	R’000

Ageing of past due but not impaired trade receivables

30-60 days	68,376	119,913
60-90 days	38,905	25,767
90-120 days	18,316	24,298
120-180 days	19,503	41,229
> 180 days	34,683	82,412

Total	179,783	293,619

Movement in allowance for doubtful debts

Balance at beginning of the year	121,093	34,022
Reversal of impairment losses	—	(8,056)
Impairment losses recognised on receivables	48,917	95,127

Balance at end of the year	170,010	121,093

Ageing of impaired trade receivables

Current	546	149
30-60 days	1,364	848
60-90 days	824	43,791
90-120 days	3,240	2,007
120-180 days	6,660	6,557
> 180 days	157,376	67,741

Total	170,010	121,093

17	Cash and cash equivalents

Cash and bank balances	74,415	64,744

Cash and cash equivalents comprise cash held by the Group.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

18	Share capital

	2011 R’000	2010 R’000

Authorised
Ordinary	1	1
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

19	Share premium

	2011 R’000	2010 R’000

719 822 500 (2010: 575 000 000)
cumulative preference shares issued at a premium of R0.99 each	712,624	569,250

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

20	Loans from shareholders

	2011	2010
	R’000	R’000

Unsecured

Sepco Communications (Pty) Ltd	1,550,952	1,038,573
VSNL SNOSPV Pte Ltd	820,743	549,510
Nexus Connexion (Pty) Ltd	527,146	387,098
Tata Africa Holdings (SA) (Pty) Ltd	91,198	61,057

	2,990,039	2,036,238

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

Existing equity	Sanctioned or committed R’000	Drawn R’000	Available facility R’000

Sepco Communications (Pty) Ltd	1,495,845	(1,495,845)	—
VSNL SNOSPV Pte Ltd	791,918	(791,918)	—
Nexus Connexion (Pty) Ltd	557,275	(557,275)	—
Tata Africa Holdings (SA) (Pty) Ltd	87,991	(87,991)	—

	2,933,029	(2,933,029)	—

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

The funding requirement of R1 billion is made up as follows:	Sanctioned or committed R’000	Drawn R’000	Available facility R’000

Committed equity

Sepco Communications (Pty) Ltd	255,000	(157,590)	97,410
VSNL SNOSPV Pte Ltd	135,000	(83,430)	51,570
Nexus Connexion (Pty) Ltd	95,000	—	95,000
Tata Africa Holdings (SA) (Pty) Ltd	15,000	(9,270)	5,730

	500,000	(250,290)	249,710

Standby equity / debt

Sepco Communications (Pty) Ltd	255,000	—	255,000
VSNL SNOSPV Pte Ltd	135,000	—	135,000
Nexus Connexion (Pty) Ltd	95,000	—	95,000
Tata Africa Holdings (SA) (Pty) Ltd	15,000	—	15,000

	500,000	—	500,000

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

20	Loans from shareholders (continued)

	Sanctioned or committed R’000	Drawn R’000	Available facility R’000

Furthermore, additional equity is committed as follows:

Sepco Communications (Pty) Ltd	76,500	—	76,500
VSNL SNOSPV Pte Ltd	40,500	—	40,500
Nexus Connexion (Pty) Ltd	28,500	—	28,500
Tata Africa Holdings (SA) (Pty) Ltd	4,500	—	4,500

	150,000	—	150,000

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

21	Loans from financial institutions

	2011 R’000	2010 R’000

Term loans	3,877,000	3,227,000
Interest accrued	43,299	18,675

	3,920,299	3,245,675
Less: Prepaid finance arrangement fees	(69,102)	(81,666)

	3,851,197	3,164,009

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

Types of facility	Interest rate	Tenure of loan 2011 *	Tenure of loan 2010

Senior term loan facility	JIBAR plus 4.75%	7.5 years	7.5 years
Subordinated term loan facility	JIBAR plus 6.75%	9.5 years	9.5 years
Subordinated term loan facility	JIBAR plus 6.00%	9.5 years	9.5 years
Mezzanine facility	JIBAR plus 2.50%	10 years	10 years

*	(Refer note 37 (c))

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

21	Loans from financial institutions (continued)

The drawdowns on the funding as at 31 March are as follows:

2011

Types of facility	Sanctioned R’000	Drawn R’000	Available Facility * R’000
Senior term loan facility	3,100,000	(2,765,592)	334,408
Subordinated term loan facility	200,000	(172,823)	27,177
IDC Subordinated term loan facility	800,000	(691,290)	108,710
IDC Mezzanine facility	300,000	(247,295)	52,705

Total	4,400,000	(3,877,000)	523,000

*	These undrawn facilities were on drawstop as at 31 March 2011 due to the covenant breaches referred to below. Refer note 37 (c).

2010

Types of facility	Sanctioned R’000	Drawn R’000	Available Facility R’000
Senior term loan facility	3,100,000	(2,273,568)	826,432
Subordinated term loan facility	200,000	(146,682)	53,318
IDC Subordinated term loan facility	800,000	(586,727)	213,273
IDC Mezzanine facility	300,000	(220,023)	79,977

Total	4,400,000	(3,227,000)	1,173,000

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

2011

	< 1 year * R’000	2-5 years R’000	>5 years R’000	Total R’000
Repayment Profile:

Senior term loan facility	2,766,385	—	—	2,766,385
Subordinated term loan facility	691,349	—	—	691,349
IDC Subordinated term loan facility	173,041	—	—	173,041
IDC Mezzanine facility	289,524	—	—	289,524

	3,920,299	—	—	3,920,299

*	In terms of IAS 1 the loans from financial institutions were classified as current liabilities as at 31 March 2011. At the date of approval of these annual financial statements, the restucture process is complete, refer note 37 (c ) where effect is given to the impact of the completion of the Restructure process.

2010

	< 1 year R’000	2-5 years R’000	>5 years R’000	Total R’000
Repayment Profile:

Senior term loan facility	—	827,579	1,445,989	2,273,568
Subordinated term loan facility	—	25,611	121,071	146,682
IDC Subordinated term loan facility	—	102,442	484,285	586,727
IDC Mezzanine facility	—	—	238,698	238,698

	—	955,632	2,290,043	3,245,675

22	Loans from financial institutions for property purchase

	2011 R’000	2010 R’000

Long term loans	137,500	—
Interest accrued - short term	38	—

	137,538	—

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

22	Loans from financial institutions for property purchase (continued)

	< 1 year R’000	2-5 years R’000	>5 years R’000	Total R’000
Repayment Profile:

Nedbank Limited	19	16,569	52,181	68,769
Investec Bank Limited	19	16,569	52,181	68,769

	38	33,138	104,362	137,538

23	Loans from related parties

	2011 R’000	2010 R’000

Secured
VSNL SNOSPV Pte Ltd	—	47,365

	—	47,365

Loan details:
VSNL SNOSPV Pte Ltd
- Original loan	250,109	250,109
- Less capital called up	(324,466)	(276,000)
- Add interest accrued	74,357	73,256

	—	47,365

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

24	Trade and other payables

	2011 R’000	2010 R’000

Trade payables	235,935	137,791
Capital expenditure payables	123,343	167,566
Accruals	168,717	299,883
Related party accruals	71,327	146,394
Other payables	150,009	58,342

	749,331	809,976

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

26	Provisions

	Opening balance R’000	Raised R’000	Utilised R’000	Closing balance R’000

2011

Restructure	—	69,881	—	69,881
Bonus	64,467	73,409	(71,578)	66,298

	64,467	143,290	(71,578)	136,179

2010

Restructure	—	—	—	—
Bonus	54,636	64,467	(54,636)	64,467

	54,636	64,467	(54,636)	64,467

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

27	Notes to the statements of cash flows:

27.1	Reconciliation of loss for the year to cash generated from operations

	2011 R’000	2010 R’000	2009 R’000

Loss before taxation	(1,785,404)	(1,582,719)	(1,032,491)

Adjustments for:
Negative goodwill written off	—	—	(144,996)
Depreciation and amortisation	461,066	391,118	344,407
Interest received	(25,628)	(27,358)	(35,850)
Finance costs	656,007	550,166	369,583
Net foreign exchange loss	16,026	75,270	(2,357)
Loss / (Profit) on disposal of property, plant and equipment	1,281	(93)	97
Share of profits from associate	(584)	—	—
Foreign withholding taxes	(933)	—	—
Increase in other financial liabilities	80,930	130,711	—
Decrease in prepaid arrangement fees	12,564	2,293	—

Changes in working capital
Decrease / (Increase) in trade and other receivables	111,322	(405,953)	(232,527)
Decrease / (Increase) in inventories	84,414	(49,194)	(51,659)
Decrease in other financial assets	—	2,133	2,946
Decrease / (Increase) in trade and other payables	(60,645)	105,759	271,314
Increase in provisions	71,712	9,831	49,099
Increase in unearned revenue	82,235	95,061	—
Decrease in licence fee payable	—	(645)	130
Decrease in loan to related party	—	(47)	—

Cash utilised in operations	(295,637)	(703,667)	(462,304)

27.2	Non-cash transactions

Capital contribution amounting to R48.4 million (2010: R135 million) due from VSNL SNOSPV Pte Ltd have been netted off against the loans amounts due to VSNL SNOSPV Pte Ltd. This is in line with the loan agreement for the acquisition of assets.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

27.3	The acquisition of assets and working capital of NBSS have been set off against the loan:

	2011 R’000	2010 R’000	2009 R’000

Property, plant and equipment	—	—	312,865
Intangibles	—	—	113,475
Deferred taxation	—	—	(59,718)

Fair value of non current assets	—	—	366,622

Working capital
Inventories	—	—	10,989
Trade and other receivables	—	—	117,400
Trade and other payables	—	—	(86,221)
Payroll provisions	—	—	(5,771)

Purchase price for working capital	—	—	36,397

Fair value of total net assets acquired	—	—	403,109
Goodwill (negative)	—	—	(144,996)

Net cash flow on acquisition	—	—	258,113

Consists of:
Purchase price agreement	—	—	230,000
Working capital adjustment	—	—	21,789
Acquisition related transaction costs	—	—	17,458
Settlement of amounts	—	—	(11,224)

	—	—	258,023

Settled as follows:
Payment to vendor	—	—	258,023
Loan account	—	—	—

	—	—	258,023

28	Financial Instruments

(a)	Capital risk management

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

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(a)	Capital risk management (continued)

	2011 R’000	2010 R’000
The gearing ratio at the year end was as follows:
Debt	7,008,774	5,329,278
Cash and cash equivalents	(74,415)	(64,744)

Net debt	6,934,359	5,264,534

Shareholders’ deficit	(3,359,753)	(1,707,094)

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

	< 1 year R’000	2-5 years R’000	>5 years R’000	Total R’000

2011
Interest rate swaps	—	3,685,609	—	3,685,609

2010
Interest rate swaps	—	2,070,000	—	2,070,000

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

The carrying amount of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2011 R’000	2010 R’000	2011 R’000	2010 R’000

United States Dollars	2,620	3,029	14,841	9,542
Euro	—	—	7,072	44
Botswana Pula	—	—	3,360	55

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

	Average exchange rate	Foreign currency 000	Contract value R’000	Book Value R’000
The following table details the forward foreign currency (FC) outstanding contracts at the reporting date:

2011 - Buy EUR

Less than three months	10.481	34	357	328
Three to six months	—	—	—	—
Greater than six months	—	—	—	—

2011 - Buy USD

Less than three months	7.425	4,283	31,800	29,196
Three to six months	8.005	10,914	87,366	75,368
Greater than six months	7.849	2,302	18,071	16,163

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(d)	Foreign currency risk management (continued)

	Average exchange rate	Foreign currency 000	Contract value R’000	Book Value R’000

2010 - Buy EUR

Less than three months	12.401	68	845	673
Three to six months	—	—	—	—
Greater than six months	—	—	—	—

2010 - Buy USD

Less than three months	7.478	1,498	11,203	10,999
Three to six months	7.567	9,858	74,600	73,431
Greater than six months	8.070	8,250	66,573	65,255

Derivatives designated and effective as hedging instruments are carried at fair value.

	2011 R’000	2010 R’000

Foreign currency forward contracts (USD)	(16,510)	(2,692)
Foreign currency forward contracts (EURO)	(29)	(171)

Included in other financial liabilities	(16,539)	(2,863)

(e)	Liquidity risk

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

	<1 year R’000	2-5 years R’000	>5years R’000	Total R’000

2011
Trade and other payables	(749,331)	—	—	(749,331)
Licence fee payable	(30,000)	—	—	(30,000)
Loans from shareholders	—	—	(2,990,039)	(2,990,039)
Loans from financial institutions (refer note 21, 22 and 37) *	(3,920,337)	(33,138)	(104,362)	(4,057,837)

2010
Trade and other payables	(751,634)	—	—	(751,634)
Loans from related parties	(47,365)	—	—	(47,365)
Licence fee payable	(78,330)	—	—	(78,330)
Loans from shareholders	—	—	(2,036,238)	(2,036,238)
Loans from financial institutions	—	(2,875,675)	(370,000)	(3,245,675)

*	In terms of IAS 1 the loans from financial institutions were classified as current liabilities as at 31 March 2011. At the date of approval of these annual financial statements, the restucture process is complete, refer note 37 (c) where effect is given to the impact of the completion of the Restructure process.

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

28	Financial Instruments (continued)

(e)	Liquidity risk (continued)

The following details the Group’s contractual maturities for its non derivative financial assets:

	<1 year R’000	2-5 years R’000	>5years R’000	Total R’000

2011
Trade and other receivables	387,508	—	—	387,508
Other investments	11,248	16,433	—	27,681
Cash and bank balances	74,415	—	—	74,415

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	30,095	30,363	—	60,458
Cash and bank balances	64,744	—	—	64,744

(f)	Categories of financial instruments

	Loans and receivables R’000	At fair value through profit or loss R’000	Financial liabilities at amortised cost R’000	Fair value of financial instruments R’000

2011
Trade and other receivables	387,508	—	—	387,508
Other investments	27,681	—	—	27,681
Cash and cash equivalents	74,415	—	—	74,415
Loans from shareholders	—	—	2,990,039	2,990,039
Loans from financial institutions	—	—	4,057,837	4,057,837
Trade and other payables	—	—	749,331	749,331
Licence fee payable	—	—	30,000	30,000
Other financial liabilities	—	—	211,641	211,641

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	60,458	—	—	60,458
Cash and cash equivalents	64,744	—	—	64,744
Loans from shareholders	—	—	2,036,238	2,036,238
Loans from financial institutions	—	—	3,245,675	3,245,675
Loan from related parties	—	—	47,365	47,365
Trade and other payables	—	—	809,976	809,976
Licence fee payable	—	—	78,330	78,330
Other financial liabilities	—	—	130,711	130,711

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

31	Commitments

	2011 R’000	2010 R’000

Capital commitments
Capital expenditure authorised and contracted for	417,608	412,440
Capital expenditure authorised but not yet contracted for	237,392	1,352,083

	655,000	1,764,523

Capital commitments comprise of commitments for property, plant and equipment. Management expects these commitments to be financed from borrowings and capital contributions from the Group’s shareholders. The Group has committed to participation in the West Africa Cable System (WACS) to the extent of US$25 million as well as the Seacom Submarine Cable initiative to the extent of US$8.2 million.

Operating lease commitments:

	Total R’000	<1 year R’000	2-5 years R’000	>5 years R’000

2011
Buildings	18,905	6,835	12,070	—
Houses	610	610	—	—
Vehicles	339	225	85	29
Sites	208,074	39,488	120,727	47,859
Infrastructure network	—	—	—	—

	227,928	47,158	132,882	47,888

2010
Buildings	369,741	19,029	62,971	287,741
Houses	1,539	1,393	146	—
Vehicles	8,876	3,216	5,660	—
Sites	208,853	31,519	116,544	60,790
Infrastructure network	370,000	370,000	—	—

	959,009	425,157	185,321	348,531

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

Refer note 37 (b) for undrawn facilities as at the signature date of the annual financial statements

33	Related party disclosures

	2011 R’000	2010 R’000	2009 R’000

Details of material transactions and balances with related parties were as follows:

Related party balances

Amounts included in share capital and share premium	719,823	575,000

Sepco Communications (Pty) Ltd	372,173	293,250
- VSNL SNOSPV Pte Ltd	160,629	126,567
- Tata Africa Holdings (SA) (Pty) Ltd	29,178	22,991
- Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	18,087	—
- Communitel Telecommunications (Pty) Ltd	91,183	71,846
- Two Telecom Consortium (Pty) Ltd	73,096	71,846

VSNL SNOSPV Pte Ltd	197,032	155,250
Tata Africa Holdings (SA) (Pty) Ltd	21,893	17,250
Nexus Connexion (Pty) Ltd	128,725	109,250

Amounts included in loans from shareholders and related parties	2,990,039	2,036,488

Sepco Communications (Pty) Ltd	1,550,952	1,038,823
- VSNL SNOSPV Pte Ltd	669,478	448,326
- Tata Africa Holdings (SA) (Pty) Ltd	121,622	81,443
- Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	98,430	—
- Communitel Telecommunications (Pty) Ltd	380,201	254,527
- Two Telecom Consortium (Pty) Ltd	281,221	254,527

VSNL SNOSPV Pte Ltd	820,743	549,510
Tata Africa Holdings (SA) (Pty) Ltd	91,198	61,057
Nexus Connexion (Pty) Ltd	527,146	387,098

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

33	Related party disclosures (continued)

	2011 R’000	2010 R’000	2009 R’000

Amounts included in Trade and other payables

Tata Communications Ltd	28,962	34,148
Tata Communications (UK) Ltd	36,262	141,663
Tata Consultancy Services (SA) (Pty) Ltd	97,121	15,220
Tata Bermuda (Pte) Ltd	42,346	58,125
Tata Communications (France) Ltd	679	—
Telecom Namibia Ltd	939	138
Neotel Business Support Services (Pty) Ltd	—	—
Nexus/Nextube JVs	—	319
Nexus Facilities(Pty) Ltd	5,844	—
Nexus OP Company (Pty) Ltd	408	—
Stallion Security (Pty) Ltd	—	237
EMG Consultants (Pty) Ltd	—	908
Sonke Computer Services Africa (Pty) Ltd	9,735	1,539
Burlington Strategy Advisors (Pty) Ltd	—	125
arivia.Kom Ltd	—	137
Quick Leap Investments 429 (Pty) Ltd	7	125

Amounts included in Trade and other receivables

Tata Communications (UK) Ltd	(281)	125,927
Tata Africa Holdings (SA) (Pty) Ltd	34	(48)
Tata Communications Ltd	839	4,755
Tata Steel (KZN) (Pty) Ltd	126	50
Tata Communications (US) Inc.	—	531
Tata Communications (Americas) Inc.	95	831
Tata Communications (Canada) LLC	1,203	11,978
Tata Communications Transformation Services Ltd	383	1,604
Tata Consultancy Services South Africa (Pty) Ltd	—	—
Neotel Business Support Services (Pty) Ltd	—	—
Telecom Namibia Ltd	(38)	7,279
Sonke Computer Services Africa (Pty) Ltd	69	143
Goodhope Palace Hotels (Pty) Ltd	(1)	—
Amabhubesi Investments (Pty) Ltd	12	—
Eon Consulting (Pty) Ltd	—	—
Nexus Asset Management (Pty) Ltd	2	—

Revenue

Tata Communications (UK) Ltd	110,339	90,577	20,257
Transnet Ltd	—	—	256,734
Tata Africa Holdings (SA) (Pty) Ltd	141	69	46
Tata Communications Ltd	8,741	4,689	44,274
Tata Steel (KZN) (Pty) Ltd	552	277	—
Tata Communications (US) Inc.	1,176	531	—
Tata Communications (Americas) Inc.	—	831	—
Tata Communications (Canada) LLC	13,904	2,756	—
Tata Communications Transformation Services Ltd	1,439	—	—
Tata Consultancy Services (SA) (Pty) Ltd	705	740	597
Neotel Business Support Services (Pty) Ltd	—	—	—
Telecom Namibia Ltd	10,767	1,277	—
Sonke Computer Services Africa (Pty) Ltd	336	155	—
Goodhope Palace Hotels (Pty) Ltd	495	237	—
Amabhubesi Investments (Pty) Ltd	38	—	—
Eon Consulting (Pty) Ltd	28	—	—
Eskom Ltd	—	—	1,461
Nexus Asset Management (Pty) Ltd	10	—	—

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

33	Related party disclosures (continued)

	2011 R’000	2010 R’000	2009 R’000

Costs charged by related parties are as follows:

Outsourced and consulting services
Tata Consultancy Services (SA) (Pty) Ltd
- OSS/BSS costs	216,981	74,406	22,791
Tata Communications Ltd
- OSS/BSS costs	—	—	50,525
- Technical Services Agreement costs	24,197	24,499	17,621
Nexus OP Company (Pty) Ltd
- Technical Services Agreement costs	10,142	4,437	—
Burlington Strategy Advisors (Pty) Ltd
- Consulting Fee	2,020	2,308	—
Sonke Computer Services Africa (Pty) Ltd
- Consulting Fee	25,509	24,435	—

Payments to other operators
Tata Communications (USA) Ltd	2,977	—
Tata Communications (UK) Ltd	194,278	96,820	44,803
Tata Communications (France) Ltd	799	—	—
Telecom Namibia Ltd	7,284	970	628

Security costs
Stallion Security (Pty) Ltd	802	1,399	—

Vehicle Hire
Tata Communications Ltd	—	8	—

Maintenance charges
Nexus/Nextube JVs	664	19,380	—
Neotel Business Support Services (Pty) Ltd	—	—	—
Sonke Computer Services Africa (Pty) Ltd	1,906	50,598	—

Housekeeping
Nexus Facilities (Pty) Ltd	4,694	—	—

Interest charges
Sepco Communications (Pty) Ltd	110,867	82,211	59,417
- VSNL SNOSPV Pte Ltd	47,860	35,501	25,645
- Tata Africa Holdings (SA) (Pty) Ltd	8,700	6,448	4,658
- Communitel Telecommunications (Pty) Ltd / VSNL SNOSPV Trust *	3,808	—	—
- Communitel Telecommunications (Pty) Ltd	27,304	20,157	14,557
- Two Telecom Consortium (Pty) Ltd	23,195	20,105	14,557

Transpoint Properties (Pty) Ltd	—	—	34,602
VSNL SNOSPV Pte Ltd	58,668	48,362	—
Tata Africa Holdings (SA) (Pty) Ltd	6,523	—	—
Nexus Connexion (Pty) Ltd	39,247	30,634	22,391

VSNL SNOSPV Pte Ltd Fixed Asset Loan	1,101	9,534	25,344

NEOTEL (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (continued)

for the year ended 31 March 2011

34	Compensation of key management personnel

	2011 R’000	2010 R’000	2009 R’000

The remuneration of directors and other members of key management personnel during the year was as follows:

Short-term benefits	131,241	86,038	57,659
Post-employment benefits	9,195	7,050	3,943
Termination benefits	8,156	—	—

	148,592	93,088	61,602

35	Directors Emoluments

Executive director’s emoluments
Mr Ajay Pandey	4,692	4,457	3,129

36	Going concern

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

As at the date of these financial statements, the suspensive conditions were fulfilled whereby Financial Close has been achieved on the Neotel Debt Restructure giving effect to the following:

Available facilities as at 11 October 2011

	Sanctioned R’000	Drawn R’000	Available R’000
Shareholder funding
- Existing equity (first and second subscription agreements)	2,933,029	(2,933,029)	—
- Committed equity	500,000	(500,000)	—
- Standby equity / debt	500,000	—	500,000
- Additional equity	150,000	(52,650)	97,350
Lenders facilities			—
- Long term debt facilities	4,400,000	(4,267,000)	133,000
- Property finance	140,000	(140,000)	—

	8,623,029	(7,892,679)	730,350

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

Revised repayment profile of 31 March 2011 balance outstanding at 30 September 2011:

	< 1 year R’000 *	2-5 years R’000	>5 years R’000	Total R’000

Senior term loan facility	792	827,710	1,937,883	2,766,385
Subordinated term loan facility	59	76,526	614,764	691,349
Subordinated term loan facility	219	19,131	153,691	173,041
Mezzanine facility	—	—	289,524	289,524

	1,070	923,367	2,995,862	3,920,299

(* with reference to 31 March 2011)

ITEM 18.	FINANCIAL STATEMENTS

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

The financial statements set out on pages 4 to 56 which have been prepared on the going concern basis were approved by the board and subsequently signed on its behalf by:

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

Deloitte & Touche

Per Andre Dennis

Partner

3 November 2010

NEOTEL (PROPRIETARY) LIMITED

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 March 2010

	Notes	2010 R’000	2009 R’000	2008 R’000
Revenue	4	1,831,065	1,125,215	218,524

Interest received	5	27,358	35,850	11,081
Other income		12,747	18,793	96
Negative goodwill recognised		—	144,996	—
Payments to other operators		(908,803)	(554,277)	(136,974)
Cost of phone devices		(37,491)	(21,192)	—
Employee expenses		(545,920)	(422,140)	(145,395)
Other expenses		(841,475)	(544,347)	(131,968)
Consulting expenses		(51,068)	(101,399)	(60,258)
Depreciation		(318,748)	(271,516)	(75,590)
Amortisation		(72,370)	(72,891)	(19,676)
Fair value of interest rate swap		(127,848)	—	—
Finance charges	6	(550,166)	(369,583)	(92,152)

Loss before taxation	7	(1,582,719)	(1,032,491)	(432,312)

Taxation	8	432,714	293,026	111,542

Loss for the year		(1,150,005)	(739,465)	(320,770)

Other comprehensive income		—	—	—

Total comprehensive loss for the year		(1,150,005)	(739,465)	(320,770)

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED

GROUP STATEMENT OF FINANCIAL POSITION

As at 31 March 2010

	Notes	2010 R’000	2009 R’000
Assets

Non current assets
Property, plant and equipment	9	2,683,926	1,956,999
Intangible assets	10	152,259	222,379
Deferred taxation asset	11	803,211	388,855
Other investments	12	30,363	—

Total non current assets		3,669,759	2,568,233

Current assets
Inventories	13	116,173	66,979
Trade and other receivables	14	904,235	500,575
Assets held for sale	9	15,724	—
Other financial assets		—	2,133
Other investments	12	30,095	—
Cash and cash equivalents	15	64,744	433,616

Total current assets		1,130,971	1,003,303

Total assets		4,800,730	3,571,536

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED

GROUP STATEMENT OF FINANCIAL POSITION (continued)

As at 31 March 2010

	Notes	2010 R’000	2009 R’000
Equity and liabilities

Capital and reserves
Share capital	16	5,751	3,501
Share premium	17	569,250	346,500
Other reserves		3,008	3,008
Accumulated deficit		(2,285,102)	(1,135,097)

Shareholders’ deficit		(1,707,093)	(782,088)

Non-current liabilities
Loan from shareholders	18	2,036,238	1,200,031
Deferred tax liability	11	—	18,358
Licence fee payable	19	—	121,328
Loans from financial institutions	20	3,245,675	2,064,865

Total non current liabilities		5,281,913	3,404,582

Current liabilities
Loan from related parties	21	47,365	172,878
Trade and other payables	22	809,976	704,217
Licence fee payable	19	78,330	17,311
Provisions	23	64,467	54,636
Unearned revenue		95,061	—
Other financial liabilities		130,711	—

Total current liabilities		1,225,910	949,042

Total liabilities		6,507,823	4,353,624

Total equity and liabilities		4,800,730	3,571,536

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED

GROUP STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2010

	Ordinary share capital R’000	Preference share capital R’000	Preference share premium R’000	Other reserves R’000	Accumulated deficit R’000	Total R’000

Balance at 1 April 2007	1	375	37,125	3,008	(74,862)	(34,353)

Issue of shares	—	750	74,250	—	—	75,000
Total comprehensive loss for the year	—	—	—	—	(320,770)	(320,770)

Balance at 31 March 2008	1	1,125	111,375	3,008	(395,632)	(280,123)

Issue of shares	—	2,375	235,125	—	—	237,500
Total comprehensive loss for the year	—	—	—	—	(739,465)	(739,465)

Balance at 31 March 2009	1	3,500	346,500	3,008	(1,135,097)	(782,088)

Issue of shares	—	2,250	222,750	—	—	225,000
Total comprehensive loss for the year	—	—	—	—	(1,150,005)	(1,150,005)

Balance at 31 March 2010	1	5,750	569,250	3,008	(2,285,102)	(1,707,093)

See accompanying notes to group financial statements

NEOTEL (PROPRIETARY) LIMITED

GROUP STATEMENT OF CASH FLOWS

For the year ended 31 March 2010

	Notes	2010 R’000	2009 R’000	2008 R’000

Cash flows from operating activities
Cash utilised in operations
Receipts from customers		1,770,825	1,195,993	117,021
Payments to suppliers and employees		(2,474,492)	(1,658,296)	(237,157)

Cash flows utilised in operations	24.1	(703,667)	(462,303)	(120,136)

Interest received		27,358	35,850	11,081
Foreign exchange (losses) gains		(75,270)	2,357	96
Finance charges		(360,800)	(229,088)	(50,194)

Net cash outflow from operating activities		(1,112,379)	(653,184)	(159,153)

Cash flows from investing activities
Additions to property, plant and equipment		(1,088,181)	(928,168)	(694,651)
Additions to intangible assets		(35,206)	(21,891)	(74,192)
Acquisition of business	24.3	—	(258,023)	—
Proceeds from disposal of property, plant and equipment		217	3	99
Increase in other investments		(60,458)	—	—

Net cash outflow from investing activities		(1,183,628)	(1,208,079)	(768,744)

Cash flows from financing activities
Proceeds from preference share issue		191,250	217,214	56,500
Proceeds from long term borrowings		1,162,135	1 279,107	785,758
Increase in shareholders’ loans		573,750	637,390	183,750

Net cash inflow from financing activities		1,927,135	2,133,711	1,026,008

Net (decrease) increase in cash and cash equivalents		(368,872)	272,448	98,111
Cash and cash equivalents at the beginning of the year		433,616	161,168	63,057

Cash and cash equivalents at end of the year		64,744	433,616	161,168

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

The estimated useful lives assigned to groups of property, plant and equipment are:

ASSET CLASS	ESTIMATED USEFUL LIFE (YEARS)

Leasehold improvements	Lease period

Plant and equipment
• Cable (fibre and duct)	0 to 12
• Network equipment	2 to 12
• Other plant and equipment	5 to 20
Furniture and fittings	5 to 10
Motor vehicles	5
Computer equipment	3 to 10
Assets under construction	Nil

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.3.	Property, plant and equipment (continued)

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

Favourable leases

Acquired favourable lease terms are valued and amortised over the contract period.

The expected useful lives assigned to intangible assets are:

ASSET CLASS	ESTIMATED USEFUL LIFE (YEARS)

Public Switch Telecommunication Services
(“PSTS”) licence	25 years
Computer Software	3 - 5 years
Contractually based customer relationships	period of contract
Favourable lease	period of lease

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

3.	ACCOUNTING POLICIES (continued)

3.4.	Intangible assets (continued)

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

•	Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received

•	Monthly service revenue received from the customer is recognised in the period in which the service is rendered.

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

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000	2008 R’000

4.	REVENUE

Enterprise services and Wholesale services	1,313,457	960,424	176,301
Network services	280,231	138,675	42,198
Consumer services	169,315	26,116	25
Managed services	68,062	—	—

	1,831,065	1,125,215	218,524

5.	INTEREST RECEIVED

Interest received from banks	27,358	35,850	11,081

6.	FINANCE CHARGES

Interest on licence fee payable	12,337	15,661	14,658
Interest on loan from related party	9,534	25,344	29,139
Interest on shareholders’ loans	161,206	116,411	31,898
Interest on bank and other loans	353,199	226,567	50,194
Other	26,276	2,521	—

	562,552	386,504	125,889

Less: capitalised interest - property, plant and equipment	(12,386)	(16,921)	(33,737)

	550,166	369,583	92,152

7.	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging:

Audit fees	5,671	5,072	1,145
Director’s emoluments	4,457	3,129	2,681
Consulting fees	27,119	80,253	24,136
(Profit) / loss on sale of assets	(93)	97	8
Provision for doubtful debts	95,127	11,791	1,679

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

7.	LOSS BEFORE TAXATION (continued)

2010	2009	2008
R’000	R’000	R’000

Operations, maintenance and network costs*	337,536	165,259	11,995

Operating leases
- Buildings and sites	81,094	59,684	9,491
- Houses	2,143	68	3,102
- Vehicles	808	—	1,058
- Infrastructure	139,356	227,000	38,000
- Office equipment	—	—	84

	223,401	286,752	51,735

Net foreign exchange gains and losses
- unrealised losses	9,782	5,220	1,493
- realised losses	73,972	13,285	5,283
- unrealised gains	(2,511)	(5,367)	(5,174)
- realised gains	(5,973)	(15,495)	(96)

	75,270	(2,357)	1,506

Depreciation and amortisation
- Depreciation of property, plant and equipment	318,748	271,516	75,590
- Amortisation of intangible assets	72,370	72,891	19,676

	391,118	344,407	95,266

Management and technical fees
- Business Services Agreement	23,369	21,146	20,289
- Operations and business support services (“OSS/BSS”)	52,121	80,568	15,833

	75,490	101,714	36,122

Employee benefits expense
- Defined contribution plan	43,606	36,128	6,859
- Medical aid contribution	15,419	20,074	3,565

	59,025	56,202	10,424

(* Includes infrastructure lease costs and OSS/BSS costs)

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010	2009	2008
R’000	R’000	R’000

8.	TAXATION

Deferred tax - current year	427,307	299,590	111,701
- prior year	5,407	(6,564)	(159)

Taxation credit per income statement	432,714	293,026	111,542

Reconciliation between accounting profit and tax expense

Accounting loss	(1,582,719)	(1,032,491)	(432,312)

Tax at the applicable rate of 28% (2009: 28%)	(443,161)	(289,097)	(125,371)

Tax effect of adjustments on taxable income
Deferred tax asset not recognised	1,960	—	3,378
Depreciation/amortisation of non-qualifying assets	10,439	11,398	—
Non-taxable income	—	(40,598)	5,391
Non-deductible expenses	5,175	16,488	—
Non-taxable portion of capital gain	(1,573)	—	—
Permanent differences on acquisition	—	2,562	—
Learnerships allowances	(147)	(343)	—
Change in rate relating to deferred tax	—	—	4,901
Deferred tax adjustment relating to prior year	(5,407)	6,564	159

Tax effect of assessed loss	(432,714)	(293,026)	(111,542)

Reconciliation of tax rate	%	%	%
Normal rate of taxation	(28.0)	(28.0)	(29.0)

Adjusted for:
Permanent differences	0.9	2.7	2.0
- Permanent differences on acquisition	—	0.2	—
- Non taxable income	—	(3.9)	—
- Deferred tax adjustment relating to prior year	(0.3)	0.6	—

Effective tax rate	(27.4)	(28.4)	(26.0)

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

8.	TAXATION (continued)

No provision has been made for income tax in the current year as the Group has no taxable income. The estimated tax loss available for set off against future taxable income for the Group is R2 431.7 million (2009: R1 380.7 million).

9.	PROPERTY, PLANT AND EQUIPMENT

	Cost R’000	Accumulated depreciation R’000	Carrying value R’000
2010
Leasehold improvements	129,331	(24,544)	104,787
Plant and equipment	2,575,556	(556,975)	2,018,581
Furniture and fittings	23,480	(7,499)	15,981
Computer equipment	164,044	(76,651)	87,393
Motor vehicles	388	(201)	187
Assets under construction	472,721	—	472,721

	3,365,520	(665,870)	2,699,650
Less assets held for sale	(18,710)	2,986	(15,724)

	3,346,810	(662,884)	2,683,926

2009
Leasehold improvements	36,386	(18,923)	17,463
Plant and equipment	1,431,723	(284,717)	1,147,006
Furniture and fittings	13,620	(3,676)	9,944
Computer equipment	131,171	(43,741)	87,430
Motor vehicles	407	(129)	278
Assets under construction	694,878	—	694,878

	2,308,185	(351,186)	1,956,999

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying amount of property, plant and equipment can be reconciled as follows:

	Carrying value at beginning of year R’000	Additions R’000	Reclassification R’000	Transfers R’000	Disposals R’000	Depreciation R’000	Carrying value at end of year R’000
2010

Leasehold improvements	17,463	94,464	3,166	(516)	(112)	(9,678)	104,787
Plant and equipment	1,147,006	705,075	20,496	408,318	—	(262,314)	2,018,581
Furniture and fittings	9,944	9,998	41	(909)	—	(3,093)	15,981
Computer equipment	87,430	66,090	(23,685)	1,160	(12)	(43,590)	87,393
Motor vehicles	278	—	(18)	—	—	(73)	187
Assets under construction	694,878	224,940	—	(447,097)	—	—	472,721
Assets held for sale	—	—	(15,724)	—	—	—	(15,724)

	1,956,999	1,100,567	(15,724)	(39,044)	(124)	(318,748)	2,683,926

2009

Leasehold improvements	17,078	391	9,520	824	—	(10,350)	17,463
Plant and equipment	543,560	425,650	157,169	248,574	—	(227,947)	1,147,006
Furniture and fittings	1,260	10,563	256	111	—	(2,246)	9,944
Computer equipment	61,112	8,742	41,818	6,751	(100)	(30,893)	87,430
Motor vehicles	271	28	59	—	—	(80)	278
Assets under construction	347,380	499,715	104,043	(256,260)	—	—	694,878

	970,661	945,089	312,865	—	(100)	(271,516)	1,956,999

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

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

10.	INTANGIBLE ASSETS

	Favourable lease contract R’000	Licence R’000	Computer software R’000	Contractually based customer relationships R’000	Total R’000
2010
Cost	917	28,000	182,950	112,558	324,425
Accumulated amortisation	(367)	(14,344)	(112,432)	(45,023)	(172,166)

Carrying value	550	13,656	70,518	67,535	152,259

2009
Cost	917	100,000	104,113	112,558	317,588
Accumulated amortisation	(183)	(10,344)	(62,170)	(22,512)	(95,209)

Carrying value	734	89,656	41,943	90,046	222,379

	Carrying value at the beginning of year R’000	Additions R’000	(Reductions) /transfers R’000		Amortisation R’000	Carrying value at the end of year R’000
2010
Favourable lease contract	734	—	—		(184)	550
Licence	89,656	—	(72,000	)*	(4,000)	13,656
Computer software	41,943	35,206	39,044		(45,675)	70,518
Contractually based customer relationships	90,046	—	—		(22,511)	67,535

	222,379	35,206	(32,956)		(72,370)	152,259

2009
Favourable lease contract	—	917	—		(183)	734
Licence	93,656	—	—		(4,000)	89,656
Computer software	66,248	21,891	—		(46,196)	41,943
Contractually based customer relationships	—	112,558	—		(22,512)	90,046

	159,904	135,366	—		(72,891)	222,379

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

2010 R’000	2009 R’000

11.	DEFERRED TAXATION

Deferred tax consists of:

Tax losses available for future set off	700,748	381,195
Originating temporary differences on:
- Property, plant and equipment	(18,848)	(17,117)
- Prepayments	2,294	—
- Provisions	54,685	25,564
- Unrealised exchange differences	2,377	—
- Fair value on financial instruments	35,798	—
- Unearned revenue	48,142	6,273
- Intangible assets	(21,985)	(25,418)

	803,211	370,497

Disclosed as:
- Deferred tax asset	803,211	388,855
- Deferred tax liability	—	(18,358)

	803,211	370,497

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

11.	DEFERRED TAXATION (continued)

2010 R’000	2009 R’000

The movement in deferred tax is as follows:
Opening balance	370,497	137,189
Acquisition of business	—	(59,718)
Income statement charge
- Adjustment to prior year	5,407	(6,564)
- Unused tax losses	314,146	248,453
- Property, plant and equipment	(1,363)	22,984
- Prepayments	2,294	—
- Provisions	29,121	21,798
- Unrealised exchange differences	2,377	—
- Fair value on financial instruments	35,798	—
- Unearned revenue	41,869	—
- Intangible assets	3,065	6,355

Closing balance	803,211	370,497

Based on the Group’s approved business plans and financial projections, the Group is confident of utilising the estimated tax losses within a four year period (2009: five year period). The losses excluded from deferred tax asset recognition relate specifically to the wholly owned subsidiary, Neotel Business Support Services (Pty) Ltd.

12.	OTHER INVESTMENTS

The Group have placed cash of R57.6 million and R60.4 million respectively, for guarantees issued - made up as follows:

Greater than twelve months	30,363	—
Three to twelve months	30,095	—

	60,458	—

The group places cash equivalent to guarantees issued in a restricted call account.

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000

13.	INVENTORIES

Finished goods	116,173	66,979

The cost of inventories recognised as an expense during the year was R44.0 million (2009: R21.6 million). The cost of inventories recognised as an expense includes R1.0 million (2009: R 7.5 million) in respect of write down of inventories to net realisable value.

14.	TRADE AND OTHER RECEIVABLES

Trade receivables - gross	630,339	315,751
Less allowances for doubtful debts	(121,093)	(34,022)

	509,246	281,729
Trade receivables - net

Other receivables
- Purchase price adjustment receivable from Transnet Ltd	—	11,224
- VAT	16,899	62,877
- Prepaid loan arrangement fees	81,666	83,959
- Prepayments	18,130	25,432
- Indefeasible right of use	163,370	—
- Other receivables	114,924	35,354

	904,235	500,575

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

	2010 R’000	2009 R’000

Ageing of past due but not impaired

30 - 60 days	119,913	—
60 - 90 days	25,767	11,663
90 - 120 days	24,298	17,875
120 - 180 days	41,229	41,963
> 180 days	82,412	37,274

Total	293,619	108,775

Movement in the allowance for doubtful debts

Balance at beginning of the year	34,022	2,370
On acquisition of business	—	19,861
Reversal of impairment losses	(8,056)	—
Impairment losses recognised on receivables	95,127	11,791

Balance at end of the year	121,093	34,022

Ageing of impaired trade receivables

Current	149	—
30 - 60 days	848	—
60 - 90 days	43,791	—
90 - 120 days	2,007	—
120 - 180 days	6,557	13,520
> 180 days	67,741	20,502

Total	121,093	34,022

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000

15.	CASH AND CASH EQUIVALENTS

Cash and bank balances	64,744	338,821
Short term deposits	—	94,795

	64,744	433,616

Cash and cash equivalents comprise cash held by the Group and short term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

16.	SHARE CAPITAL

Authorised
Ordinary
1,000 Ordinary shares of par value R1 each	1	1

Preference
758,257,250 (2009: 531,000,000)
Cumulative redeemable preference shares of par value R0.01 each	7,583	5,310

Issued and fully paid
1,000 Ordinary shares of R1 each	1	1

575,000,000 (2009: 350,000,000)
Cumulative redeemable preference shares of R0.01	5,750	3,500

	5,751	3,501

The unissued ordinary and preference shares are under the unrestricted control of the Directors until the next annual general meeting of the shareholders.

During the year, the Company issued 225,000,000 cumulative redeemable preference shares to the existing shareholders. The shares have a par value of R0.01 and were issued at a premium of R0.99. A dividend is payable at 75% of the prime overdraft rate. Together with the issuing of the preference shares the shareholders provided loans to the value of R675,000,000. The proportion of preference share capital subscribed for and loans provided is 1:3.

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

2010 R’000	2009 R’000

17.	SHARE PREMIUM

575,000,000 (2009: 350,000,000) cumulative preference shares issued at a premium of R0.99 each	569,250	346,500

18.	LOANS FROM SHAREHOLDERS

Unsecured
Sepco Communications (Pty) Ltd	1,038,573	612,112
VSNL SNOSPV Pte Ltd	549,510	359,705
Nexus Connexion (Pty) Ltd	387,098	228,214
Tata Africa Holdings (SA) (Pty) Ltd	61,057	—

	2,036,238	1,200,031

The above entities have deferred their right to claim or accept payment of their loan accounts to meet the claims of the other creditors of the Group, until such time as the assets of the Group, fairly valued, exceed their liabilities.

The loans are unsecured and bear interest at the 3 months Johannesburg Interbank Agreed Rate (“JIBAR”) plus 250 basis points.

	Sanctioned R’000	Drawn R’000	Available facility R’000

Sepco Communications (Pty) Ltd	1,496,000	1,173,000	323,000
VSNL SNOSPV Pte Ltd	792,000	621,000	171,000
Nexus Connexion (Pty) Ltd	557,333	437,000	120,333
Tata Africa Holdings (SA) (Pty) Ltd	88,000	69,000	19,000

	2,933,333	2,300,000	633,333

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000

19.	LICENCE FEE PAYABLE

Opening balance	138,639	122,848
Variable licence fees raised during the year	—	645
Variable licence fees paid during the year	(645)	(515)
Interest payable	12,336	15,661
Reduction of licence fee payable	(72,000)	—

Closing balance	78,330	138,639

Licence fees consists of the following:
- Fixed licence fees due - long term	—	121,328
- Fixed licence fees due - short term	78,330	16,666
- Variable licence fees due - short term	—	645

	78,330	138,639

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

20.	LOANS FROM FINANCIAL INSTITUTIONS

	2010 R’000	2009 R’000

Long term loans	3,227,000	2,064,685
Interest accrued*	18,675	180

	3,245,675	2,064,865

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

Type of facility	Interest rate	Tenure of loan
Senior term loan facility	JIBAR plus 4.75%	7.5 years
Subordinated term loan facility	JIBAR plus 6.75%	9.5 years
IDC subordinated term loan facility	JIBAR plus 6%	9.5 years
IDC Mezzanine facility	JIBAR Plus 2.5%	10 years

The drawdowns on the long term funding as at 31 March 2010 are as follows:

Type of facility	Sanctioned R’000	Drawn R’000	Available facility R’000

Senior term loan facility	3,100,000	2,273,568	826,432
Subordinated term loan facility	200,000	146,682	53,318
IDC subordinated term loan facility	800,000	586,727	213,273
IDC Mezzanine facility	300,000	220,023	79,977

Total	4,400,000	3,227,000	1,173,000

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

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000

21.	LOANS FROM RELATED PARTIES

Secured
VSNL SNOSPV Pte Ltd	47,365	171,813
Eskom Enterprises (Pty) Ltd	—	1,065

	47,365	172,878

Loans details:

VSNL SNO SPV Pte Ltd
- Original loan	250,109	250,109
- Less capital called up	(276,000)	(141,000)
- Add interest accrued	73,256	62,704

	47,365	171,813

The above loan of R47.3 million (2009: R171.8 million) arises from the acquisition of fixed assets to the value of R250.1 million from Transnet Ltd in the prior years. The loan bears interest at an interest rate of 3 months JIBAR plus 2 percentage points. At VSNL SNOSPV Pte Ltd’s election, the outstanding balance will be discharged by 50% of the related party’s subscription for shares or the provision of other funding in terms of the Subscription Agreement. Any outstanding balance after the related party has met all its financial obligations as contemplated in the Subscription Agreement shall be repaid by the Group to VSNL SNOSPV Pte Ltd in cash (without any deduction or set off) within 20 business days.

2010 R’000	2009 R’000

22.	TRADE AND OTHER PAYABLES

Trade payable	137,791	96,224
Capital expenditure payables	167,566	98,330
Accruals	299,883	316,848
Related party accruals	146,394	76,911
Other payables	58,342	115,904

	809,976	704,217

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The Directors consider that the carrying amount of trade payables approximates their fair value.

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

Opening balance R’000	Business acquisition R’000	Raised R’000	Utilised R’000	Closing balance R’000

23.	PROVISIONS

2010
Bonus	54,636	—	64,467	(54,636)	64,467

2009
Bonus	20,000	—	34,636	—	54,636

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

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010	2009	2008
R’000	R’000	R’000

24.	NOTES TO THE CASH FLOW STATEMENTS

24.1	Reconciliation of loss for the year to cash generated from operations

Loss before taxation	(1,582,719)	(1,032,491)	(432,312)

Adjustments for:
Negative goodwill written off	—	(144,996)	—
Depreciation and amortisation	391,118	344,407	95,266
Investment income	(27,358)	(35,850)	(11,081)
Finance costs	550,166	369,583	92,152
Net foreign exchange loss	75,270	(2,357)	(96)
(Profit) loss on disposal of property, plant and equipment	(93)	97	8

Changes in working capital
Increase in trade and other receivables	(403,660)	(232,527)	(135,419)
Increase in inventories	(49,194)	(51,658)	(4,332)
Decrease in other financial assets	2,133	2,946	(5,079)
Increase in trade and other payables	105,759	271,314	263,946
Increase in provisions	9,831	49,099	16,296
Increase in other financial liabilities	130,711	—	—
Increase in unearned revenue	95,061	—	—
Decrease in licence fee payable	(645)	130	515
Decrease in loan to related parties	(47)	—	—

Cash utilised in operations	(703,667)	(462,303)	(120,136)

24.2	Non-cash transactions

Capital contribution amounting to R135 million (2009: R75 million) due from VSNL SNOSPV Pte Ltd has been netted off against the loan amounts due to Transnet Ltd and Eskom Enterprises (Pty) Ltd. This is in line with the loan agreements for the acquisition of assets from both parties.

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

24.	NOTES TO THE CASH FLOW STATEMENTS (continued)

24.3	Neotel acquired the Transtel Telecoms, the commercial telecommunications division of Transnet Limited. The details of the acquisition are reflected below:

	2010 R’000	2009 R’000	2008 R’000

Property, plant and equipment	—	312,865
Intangibles	—	113,475	—
Deferred taxation	—	(59,718)	—

Fair value of non-current assets	—	366,622	—

Working capital	—		—
Inventories	—	10,989	—
Trade and other receivables	—	117,400	—
Trade and other payables	—	(86,221)	—
Payroll provisions	—	(5,771)	—

Purchase price for working capital	—	36,397	—

Fair value of total net assets acquired	—	403,019	—
Goodwill (negative)	—	(144,996)	—

Net Cash flow on acquisition	—	258,023	—

Consists of:
Purchase price agreement	—	230,000	—
Working capital adjustment	—	21,789	—
Acquisition related transaction costs	—	17,458	—
Settlement of amounts	—	(11,224)	—

	—	258,023	—

Settled as follows:

Payment to vendor	—	258,023	—
Loan account	—	—	—

	—	258,023	—

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS

(a)	Capital risk management

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

	2010 R’000	2009 R’000

The gearing ratio at the year end was as follows:

Debt	5,329,278	3,576,413
Cash and cash equivalents	(64,744)	(433,616)

Net debt	5,264,534	3,142,797

Shareholders’ deficit	1,707,094	782,088

(b)	Interest rate risk management

Interest rate swaps
Nominal value	2,070,000	—
Fair value *	127,848	—

Fixed rate	8.295%	—
Average floating rate	7.123%	—

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

(d)	Foreign currency risk management

The Group undertake certain transactions denominated in foreign currencies, namely the currency of the United States of America (US Dollars) and the currency of the European Union (Euro). Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amount of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2010	2009	2010	2009

United States Dollars	3,029	725	9,542	51,026
Euro	—	—	44	—
Botswana	—	—	55	—

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

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(d)	Foreign currency risk management (continued)

	Average rate	Foreign currency $’000	Contract value R’000	Market to market value R’000

The following table details the forward foreign currency (FC) outstanding contracts at the reporting date:

2010 - Buy EUR

Less than three months	12.401	68	845	673
Three to six months	—	—	—	—
Greater than six months	—	—	—	—

2010 - Buy USD

Less than three months	7.478	1,498	11,203	10,999
Three to six months	7.567	9,858	74,600	73,431
Greater than six months	8.070	8,250	66,573	65,255

2009 - Buy USD

Less than three months	9.56	12,158	116,222	116,993
Three to six months	9.65	2,092	20,187	20,322
Greater than six months	9.95	14,866	147,935	149,162

There are no outstanding contracts in Euro currency in the prior year.

	2010 R’000	2009 R’000

Foreign currency forward contracts (USD)	(2,692)	2,133
Foreign currency forward contracts (EURO)	(171)	—

Included in other financial (liabilities) / assets	(2,863)	2,133

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(e)	Liquidity risk

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

	<1 year R’000	2 - 5 years R’000	>5 years R’000	Total R’000

2010
Trade and other payables	(751,634)	—	—	(751,634)
Loans from related parties	(47,365)	—	—	(47,365)
Licence fee payable	(78,330)	—	—	(78,330)
Loans from shareholders	—	—	(2,036,238)	(2,036,238)
Loans from financial institutions	—	(2,875,675)	(370,000)	(3,245,675)

2009
Trade and other payables	704,217	—	—	704,217
Loans from related parties	(1,065)	(171,813)	—	(172,878)
Licence fee payable	(17,311)	(121,328)	—	(138,639)
Loans from shareholders	—	—	(1,200,031)	(1,200,031)
Loans from financial institutions	—	(2,064,865)	—	(2,064,865)

The following details the Group’s contractual maturities for its non derivative financial assets:

	<1 year R’000	2 - 5 years R’000	>5 years R’000	Total R’000

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	30,095	30,363	—	60,458
Cash and bank balances	64,744	—	—	64,744

2009
Trade and other receivables	500,575	—	—	500,575
Cash and bank balances	433,616	—	—	433,616

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

25.	FINANCIAL INSTRUMENTS (continued)

(f)	Categories of financial instruments

	Loans and receivables R’000	At fair value through profit and loss R’000	Financial liabilities at amortised cost R’000	Fair value of financial instruments R’000

2010
Trade and other receivables	509,246	—	—	509,246
Other investments	60,458	—	—	60,458
Cash and cash equivalents	64,744	—	—	64,744
Loans from shareholders	—	—	2,036,238	2,036,238
Loans from financial institutions	—	—	3,245,675	3,245,675
Loan from related parties	—	—	47,365	47,365
Trade and other payables	—	—	751,634	751,634
Licence fee payable	—	—	78,330	78,330
Other financial liabilities	—	—	130,711	130,711

2009
Trade and other receivables	500,575	—	—	500,575
Other financial assets	—	2,133	—	2,133
Cash and cash equivalents	433,616	—	—	433,616
Loans from shareholders	—	—	1,200,031	1,200,031
Licence fee payable	—	—	121,328	121,328
Loans from financial institutions	—	—	2,064,865	2,064,865
Loan from related parties	—	—	172,878	172,878
Trade and other payables	—	—	704,217	704,217
Licence fee payable	—	—	17,311	17,311

Effective interest rate on cash deposits ranges from 6.10% to 6.40% (2009: 8.55% to 8.95%).

Cash deposits have maturities ranging from 1 to 34 days.

26.	EMPLOYEE BENEFITS

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

2010 R’000	2009 R’000

28.	COMMITMENTS

Capital commitments
Capital expenditure authorised and contracted for	412,440	751,855
Capital expenditure authorised but not yet contracted for	1,352,083	1,892,000

	1,764,523	2,643,855

Capital commitments comprise of commitments for property, plant and equipment. Management expects these commitments to be financed from borrowings and capital contributions from the Group’s shareholders. The Group has committed to participation in the East African Submarine System (EASSy) to the extent of US$9 million as well as the Seacom Submarine Cable initiative to the extent of US$ 16 million.

Operating lease commitments:

2010	Total R’000	< 1 year R’000	2 - 5 years R’000	> 5 years R’000
Buildings	369,741	19,029	62,971	287,741
Houses	1,538	1,393	146	—
Vehicles	8,876	3,216	5,660	—
Sites	208,853	31,519	116,544	60,790
Infrastructure network	370,000	370,000	—	—

	959,008	425,157	185,321	348,531

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

28.	COMMITMENTS (continued)

	Total R’000	< 1 year R’000	1 - 5 years R’000	> 5 years R’000
2009
Buildings	408,955	36,974	113,765	258,216
Houses	1,537	1,384	153	—
Vehicles	17,887	9,711	5,275	2,901
Sites	125,459	22,286	65,216	37,957
Infrastructure network	658,000	288,000	370,000	—

	1,211,838	358,355	554,409	299,074

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

	Mezzanine Facility R’000	Senior term loan R’000	Subordinated term loan R’000	Total R’000

Facility available	300,000	3,100,000	1,000,000	4,400,000
Amount drawn	(220,023)	(2,273,568)	(733,409)	(3,227,000)

Facility available	79,977	826,432	266,591	1,173,000

Interest on loan	18,495	228,282	81,292	328,069

Borrowings

The Directors do not have any borrowing powers except for temporary overdrafts. The shareholders, through the Board, issue specific approvals for the Directors to borrow funds on behalf of the Group.

The draw downs on the shareholders funding as at 31 March 2010 are as follows:

	Sanctioned R’000	Drawn R’000	Available facility R’000

Sepco Communication (Pty) Ltd	1,496,000	1,173,000	323,000
VSNL SNOSPV Pte Ltd	792,000	690,000	102,000
Nexus Connexion (Pty) Ltd	557,333	437,000	120,333
Tata Africa Holdings (SA) (Pty) Ltd	88,000	—	88,000

Total	2,933,333	2,300,000	633,333

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

2010 R’000	2009 R’000	2008 R’000

30.	DIRECTORS’ EMOLUMENTS

Executive director’s emoluments
Mr Ajay Pandey	4,457	3,129	2,681

31.	RELATED PARTY DISCLOSURES

Details of material transactions and balances with related parties were as follows:

Related party balances

Amounts included in share capital and share premium

Sepco Communications (Pty) Ltd	293,250	176,715
- VSNL SNOSPV Pte Ltd	126,567	76,271
- Tata Africa Holdings (SA) (Pty) Ltd	22,991	13,854
- Communitel Telecommunications (Pty) Ltd	71,846	43,295
- Two Telecom Consortium (Pty) Ltd	71,846	43,295

Transpoint Properties (Pty) Ltd *	—	103,950
VSNL SNOSPV Pte Ltd *	155,250	—
Tata Africa Holdings (SA) (Pty) Ltd *	17,250	—
Nexus Connexion (Pty) Ltd	109,250	65,835

(* - The shareholding was sold between these related parties)

Amounts included in loans from shareholders and related parties

Sepco Communications (Pty) Ltd	1,038,573	612,112
- VSNL SNOSPV Pte Ltd	448,326	264,188
- Tata Africa Holdings (SA) (Pty) Ltd	81,443	47,990
- Communitel Telecommunications (Pty) Ltd	254,527	149,967
- Two Telecom Consortium (Pty) Ltd	254,277	149,967

VSNL SNOSPV Pte Ltd	549,510	531,474
Tata Africa Holdings (SA) (Pty) Ltd	61,057	—
Nexus Connexion (Pty) Ltd	387,098	228,214
Eskom Enterprises (Pty) Ltd	—	1,065

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

31.	RELATED PARTY DISCLOSURES (continued)

	2010 R’000	2009 R’000

Amounts included in ‘Trade and other Payables’ and ‘Accruals’

Tata Communications Ltd	34,148	—
Tata Communications (UK) Ltd	141,663	38,145
Tata Consultancy Services (Pty) Ltd	15,220	—
Tata Bermuda (Pte) Ltd	58,125	—
Telecom Namibia Ltd	138	9
Neotel Business Support Services (Pty) Ltd	—	—
Nexus/Nextube JVs	319	—
Stallion Security (Pty) Ltd	237	—
EMG Consultants (Pty) Ltd	908	—
arivia.Kom Ltd	137	—
Sonke Computer Services Africa (Pty) Ltd	1,539	—
Burlington Strategy Advisors (Pty) Ltd	125	—

Amounts included in ‘Trade and other receivables’

Tata Communications (UK) Ltd	125,927	48,647
Eskom Enterprises (Pty) Ltd	—	1,540
Transnet Ltd	—	33,151
Tata Africa Holdings (SA) (Pty) Ltd	(48)	16
Neotel Business Support Services (Pty) Ltd	—	—
Tata Communications Ltd	4,755	23,400
Tata Steel (KZN) (Pty) Ltd	50	—
Telecom Namibia Ltd	7,279	—
Sonke Computer Services Africa (Pty) Ltd	143	—
Tata Communications (US) Inc.	531	—
Tata Communications (Americas) Inc	831	—
Tata Communications (Canada) LLC	11,978	—
Tata Communications Transformation	1,604	—
arivia.Kom Ltd	—	748

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

31.	RELATED PARTY DISCLOSURES (continued)

	2010 R’000	2009 R’000	2008 R’000

Related party transactions

Revenue

Tata Communications (UK) Ltd	90,577	20,257	10,517
Transnet Ltd	—	256,734	20,658
Tata Africa Holdings (SA) (Pty) Ltd	69	46	182
Tata Consultancy Services (Pty) Ltd	740	597	103
Tata Communications Ltd	4,689	44,274	—
Tata Steel (KZN) (Pty) Ltd	277	—	—
Eskom Ltd	—	1,461	—
Telecom Namibia Ltd	1,277	—	—
Sonke Computer Services Africa (Pty) Ltd	155	—	—
Tata Communications (US) Inc.	531	—	—
Tata Communications (Americas) Inc	831	—	—
Tata Communications (Canada) LLC	2,756	—	—
Good Hope Palace Hotels (Pty) Ltd	237	—	—

Costs charged by related parties are as follows:

Outsourced and consulting services

Tata Consultancy Services (Pty) Ltd
- OSS/BSS costs	74,406	22,791	10,605
Tata Communications Ltd
- OSS/BSS costs	—	50,525	4,928
- Technical Services Agreement costs	24,499	17,621	19,778
- Reimbursement of out of pocket costs	—	—	511
Nexus/Nextube JVs
- Technical Services Agreement costs	4,437	—	—
Burlington Strategy Advisors (Pty) Ltd
- Consulting fee	2,308	—	—
Sonke Computer Services Africa (Pty) Ltd
- Consulting fee	24,435	—	—
Transnet Ltd	—	—	148

Payments to other operators
Tata Communication (UK) Ltd	96,820	44,803	40,823
Transnet Ltd	—	5,059	—
Telecom Namibia	970	628	—

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

31.	RELATED PARTY DISCLOSURES (continued)

	2010 R’000	2009 R’000	2008 R’000

Costs charged by related parties are as follows:

Security costs
Stallion Security Services (Pty) Ltd	1,399	—	—
Eskom Enterprises (Pty) Ltd	—	—	129

Rentals

Transnet Ltd	—	1,309	2,827
Eskom Enterprises (Pty) Ltd	—	1,141	563

Vehicle hire
Tata Communications Ltd	8	—	—
Tata Africa Holdings (SA) (Pty) Ltd	—	—	394
Transnet Ltd	—	—	33

Telephone costs
Transnet Ltd	—	2,388	279
Eskom Enterprises (Pty) Ltd	—	—	880

Maintenance Charges
Transnet Ltd	—	2,484	2,480
Nexus/Nextube JVs	19,380	—	—
Sonke Computer Services Africa (Pty) Ltd	50,598	—	—

Electronic data costs
Eskom Enterprises (Pty) Ltd	—	534	—

Energy costs
Eskom Enterprises (Pty) Ltd	—	1	—
Transnet Ltd	—	1	—

Parking costs
Transnet Ltd	—	48	—

NEOTEL (PROPRIETARY) LIMITED

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS (continued)

For the year ended 31 March 2010

31.	RELATED PARTY DISCLOSURES (continued)

	2010 R’000	2009 R’000	2008 R’000
Operating leases
Transnet Ltd	—	6,609	—

Personnel costs
Transnet Ltd	—	6	—

Interest charges
Sepco Communications (Pty) Ltd	82,211	59,417	16,262
- VSNL SNOSPV Pte Ltd	35,501	25,645	7,024
- Tata Africa Holdings (SA) (Pty) Ltd	6,448	4,658	1,276
- Communitel Telecommunications (Pty) Ltd	20,157	14,557	3,981
- Two Telecom Consortium (Pty) Ltd	20,105	14,557	3,981

Transpoint Properties (Pty) Ltd	—	34,602	9,554
VSNL SNOSPV Pte Ltd	48,362	—	—
Nexus Connexion (Pty) Ltd	30,634	22,391	6,083

32.	COMPENSATION OF KEY MANAGEMENT PERSONNEL

Short term benefits	93,088	57,659	12,086

33.	GOING CONCERN

The Directors have reviewed the Company’s cash flow statement for the forthcoming year to 31 March 2011 and, in light of this review and the current financial position, they are satisfied that the Company has access to adequate resources to continue in operational existence for the foreseeable future. The going concern assumption is supported by

•	Undrawn committed funding facilities of R1,806 billion

•	Shareholder profile and specifically Tata Communications Limited & Tata Africa Holdings SA (Pty) Limited together owns 56% of the company

•	The ability to manage the cash outflows on the capital intensive infrastructure project

•

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

The Directors are not aware of any material events not otherwise dealt with in the annual financial statements that would affect the operations of the Group significantly, other than:

•	The acquisition of a 20% investment in Number Portability Company (Proprietary) Limited for an amount of R9 million;

•	The intention to purchase the Midrand property subject to successful raising of funding and requisite approvals; and

•	The intention to dispose of the satellite business, subject to conclusion of several conditions precedent in the agreement.

