Form 20-F/A
period 2012-03-31
TATA COMMUNICATIONS LTD
filed 2012-08-29
CIK 1116134

As filed with the Securities and Exchange Commission on August 29, 2012

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2012, which was originally filed with the Securities and Exchange Commission on August 15, 2012, is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the filing of the Form 20–F.

ITEM 19.	EXHIBITS

The exhibits contained in our Form 20-F are hereby amended solely in order to insert Exhibit 101.

Exhibit Number	Description

101#*	Financial information from the Registrant’s Annual Report on Form 20-F for the period ended March 31, 2012, filed with the SEC on August 15, 2012, formatted in eXtensible Business Reporting Language (XBRL):

	(i)	Consolidated Balance Sheets as of March 31, 2011 and 2012

	(ii)	Consolidated Statements of Operations for each of the years ended March 31, 2010, 2011 and 2012

	(iii)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended March 31, 2010, 2011 and 2012

	(iv)	Consolidated Statements of Cash Flows for each of the years ended March 31, 2010, 2011 and 2012

	(v)	Notes to Consolidated Financial Statements

#	Submitted electronically herewith.
*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A No.1 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

August 29, 2012

TATA COMMUNICATIONS LIMITED,

By:	/s/ Vinod Kumar
Name:	Vinod Kumar
Title:	Managing Director and CEO

By:	/s/ SANJAY BAWEJA
Name:	Sanjay Baweja
Title:	Chief Financial Officer