Form 20-F
period 2013-03-31
TATA COMMUNICATIONS LTD
filed 2013-07-31
CIK 1116134

As filed with the Securities and Exchange Commission on July 31, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013

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

None

Securities registered pursuant to Section 12(g) of the Act:

Equity Shares, par value 10 per share*

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

*	Not for trading, but only in connection with the previous listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange. The American Depositary Shares have been delisted from the New York Stock Exchange effective June 7, 2013.

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

EXCHANGE RATES

All conversion from Indian Rupees to U.S. Dollars are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for custom purposes which was 54.52 per $1.00 on March 31, 2013. Unless otherwise specified herein, financial information has been converted into U.S. Dollars at this rate. For more information regarding rates of exchange between Indian Rupees and U.S. Dollars, see “Item 3. Key Information—Exchange Rates.”

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

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that we make on related subjects in our additional filings with the Securities and Exchange Commission (SEC) should be considered. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under “Item 3. Key Information—Risk Factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data. The consolidated financial data has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with US GAAP, along with the notes thereto. Our selected income statement data for the fiscal years ended March 31, 2011, 2012 and 2013 and the selected balance sheet data as of March 31, 2012 and 2013 are derived from the audited financial statements included in this Form 20-F.

Our selected income statement data for the fiscal years ended March 31, 2009 and 2010 and our selected balance sheet data as of March 31, 2009, 2010 and 2011 are derived from our audited financial statements not included in this annual report. Our selected financial data and our financial statements are presented in Indian rupees. Financial data as of and for the fiscal year ended March 31, 2013 has been translated into U.S. Dollars for your convenience.

Fiscal Year ended March 31,

	2009	2010	2011	2012	2013	2013
Income Statement Data	(Millions of ) (1)					(Millions of US$)
Operating revenue
Revenues from telecommunication services	97,295	106,080	113,840	139,885	171,800		3,151
Cost of revenues:
Network and transmission costs	51,201	61,452	67,213	76,917	94,916		1,741
License fees	863	794	664	928	1,387		25

Total cost of revenues	52,064	62,246	67,877	77,845	96,303		1,766
Other operating costs:
Depreciation and amortization	10,180	14,074	13,980	18,329	20,557		378
Other operating costs	30,394	31,323	32,347	43,153	55,169		1,012

Operating income/(loss)	4,657	(1,563)	(364)	558	(229)		(5)
Non-operating income/(expense), net:
Gain on sale of investments	4,289	347	138	379	180		3
Interest income from income tax refunds	—	2,183	40	101	86		2
Interest income from banks and others	491	673	762	296	148		3
Interest expense	(2,732)	(4,188)	(4,088)	(7,591)	(7,876)		(145)
Gain on previously held equity method investee recognized on business acquisition	—	—	128	11,047	—		—
Gain/(loss) on sale of property, plant and equipment, net	(15)	(10)	(489)	31	2,023		37
Other non-operating income, net	986	1,175	2,192	415	575		11

Total non-operating income/(expense), net	3,019	180	(1,317)	4,678	(4,864)		(89)

Income / (loss) before income tax	7,676	(1,383)	(1,681)	5,236	(5,093)		(94)
Income tax (expense) / benefit	(2,430)	969	(765)	(5,138)	(2,028)		(37)
Dividend tax	(218)	(218)	—	(92)	(92)		(2)
Equity in net loss of equity method investees	(1,120)	(3,192)	(5,636)	(944)	(234)		(4)

Net Income/(loss)	3,908	(3,824)	(8,082)	(938)	(7,447)		(137)
Net income/(loss) attributable to non-controlling interest	(22)	(12)	(13)	4,250	1,152		21

Net income / (loss) attributable to Tata Communications Limited	3,886	(3,836)	(8,095)	3,312	(6,295)		(116)
Basic earnings/(loss) per equity share	13.64	(13.46)	(28.40)	11.62	(22.09)	US$	(0.41)
Weighted average number of Shares outstanding(2)	285	285	285	285	285		285
Basic earnings/(loss) per ADS (where each ADS represents two Shares)	27.28	(26.92)	(56.80)	23.24	(44.18)	US$	(0.82)
Dividends per share	4.50	4.50	—	2.00	2.00	US$	0.04
Other financial data
Net cash provided by operating activities	14,724	14,413	11,678	8,169	17,169		315
Net cash used in investing activities	(35,116)	(21,604)	(15,024)	(20,949)	(24,488)		(449)
Dividends	(1,283)	(1,283)	—	(570)	(570)		(10)
Net cash provided by financing activities	22,548	4,186	7,847	8,063	10,446		191

(1)	Except share data.
(2)	In millions.

As at March 31,

Balance Sheet Data	2009	2010	2011	2012	2013	2013
	(Millions of )					(Millions of US$)
Total assets	192,333	186,758	183,743	246,981	256,756	4,709
Total debt	60,229	61,596	68,827	115,447	128,201	2,351
Accounts payable	34,063	30,123	24,758	28,409	30,321	556
Accrued expenses and other liabilities	45,524	47,720	50,979	64,025	72,195	1,324
Total liabilities	139,816	139,439	144,564	207,881	230,717	4,231
Total shareholders’ equity of the Company	52,467	47,261	39,111	37,546	25,067	460
Total liabilities and shareholders’ equity	192,333	186,758	183,743	246,981	256,756	4,709

Exchange Rates

Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Indian Rupee price of the Company’s equity Shares (“Shares”) on the Indian stock exchanges and, will likely affect the market price of the Company’s American Depositary Shares (“ADSs”). The Company’s ADSs were listed on the New York Stock Exchange from August 15, 2000 until we voluntarily delisted trading of the ADSs on the New York Stock Exchange effective June 7, 2013, and since then have traded, and currently trade, on the over-the-counter market.

The fluctuations in the exchange rate will also affect the U.S. Dollar conversion by Bank of New York Mellon, as depository for the ADSs (the “Depository”) of any cash dividends paid in Indian Rupees on the Shares represented by the ADS and on the cash proceeds from the sale by the Depository of the Shares represented by any ADSs that remain outstanding as at August 13, 2013. See “Item 4. Information on the Company—Delisting from the New York Stock Exchange” and “Item 8. Financial Information—“Dividends”.

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

Fiscal Year Ended March 31,	Period
	End	Average	High	Low
	( )

2013	54.52	54.48	57.13	50.64
2012	50.89	48.01	53.71	44.00
2011	44.54	45.46	47.49	43.90
2010	44.95	47.18	50.48	44.94
2009	50.87	46.32	51.96	39.73

The following table sets forth the high and low exchange rates for the previous six months and is based on the foreign exchange rates certified by Federal Reserve Bank of New York on each business day during the period:

Month	High	Low
	( )
January 2013	55.20	53.21
February 2013	54.47	52.99
March 2013	54.92	54.06
April 2013	54.91	53.68
May 2013	56.50	53.65
June 2013	60.70	56.43

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

Market pricing for International wholesale termination services in India and worldwide are expected to decline therefore the margins for our wholesale voice communications services in India and worldwide will be impacted. We also expect that the prices for wholesale voice and non-voice services in India and worldwide will continue to decrease due to some of the following factors:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as our traffic volumes increase because many of our customer agreements provide for volume-based pricing or contain other provision for decrease in prices;

•	as a result of technological advances; and

•	as a result of synergies realized through strategic acquisitions by us and our competitors.

Even though the decline in tariffs has resulted in traffic volume growth, it has, and is expected to continue to, materially and adversely affect our revenues. Revenues from international wholesale voice business and related products increased to  82,779 million (US$ 1,518 million) in fiscal 2013 from  65,261 million in fiscal 2012, while total traffic volume grew by 15% during the same period.

De-regulations, new entrants in International wholesale voice business and increasing competition in the Indian telecommunications sector may continue to adversely affect our business.

We have faced a number of new competitors to our international long distance (“ILD”) business, particularly since the Government of India (GoI) relaxed the licensing conditions and reduced the entry fees for ILD and national long distance (“NLD”) services in January 2006 (from  250 million and  1 billion, respectively, to  25 million and  25 million, respectively).

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

Until 2002, we had a monopoly on the provision of ILD services, and, until 2004, we were the exclusive provider of ILD services for Bharat Sanchar Nigam Limited (BSNL) and Mahanagar Telephone Nigam Limited (MTNL), but since then we have had to compete for business from the access providers in the open market. Currently, access providers (including competitors such as BSNL, MTNL, Bharti, Vodafone and Reliance), which own or control the access telephone networks in India (through which all international calls that we carry that either originate or terminate in India must pass) may choose not to use our ILD or NLD services. As more service providers expand their NLD networks and new mobile service providers commence their NLD operations, thus allowing them to carry their captive traffic on their own network, there has been a reduction in the market for NLD services in India. NLD traffic volume has reduced by 2% between fiscal 2012 and 2013.

Illegal international telephony operators have adversely affected our call volumes.

Illegal operators in India offer cheaper services since they do not pay license fees, taxes or Interconnection Usage Charges (IUC) or any other regulatory fees. These illegal operators have captured a part of the incoming ILD traffic into India.

Telecommunications carriers that we do business with, could suffer from decreasing margins and financial distress, which may negatively impact our business.

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

Company revenue could be impacted by market consolidation and new entrants entering in to the existing markets

The Company’s revenue can be adversely impacted on account of market consolidation in some regions, where some regional carriers are acquired by large wholesale carriers, opening up of licensing in closed markets which could mean our customers may lose control of international traffic out of their home country and Over The Top (OTT) players (also called Next Generation players) may exploit internet to deliver international voice services without using a carrier network. OTT players have started impacting revenue of traditional service providers (mobile network operators or MNOs) in matured markets.

Our mobile global roaming business may be adversely affected by changing technologies.

Our wireless mobile global roaming business provides roaming services for Global Systems for Mobile (GSM), Integrated Dispatch Enhanced Network (iDEN), Universal Mobile Telecommunications System (UMTS, 3G) and Enhanced Specialized Mobile Radio (ESMR) networks around the world. With increasing pressure on roaming margins, regulatory caps on inter-operator tariffs (IOTs) in some geographies and increased competition, we expect strong price pressure in our international signaling transport and conversion businesses. Though this price erosion will be partially offset by the continued volume growth in emerging markets, a shift towards more sophisticated signaling and roaming outsourcing solutions targeted at Tier-1 mobile operators and groups will be necessary to sustain revenues and margins. We are also engaging new segments like hub providers and Application-to-Person (A2P) service providers as both customers and channel partners to drive additional revenue growth.

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

•

difficulties and costs of compliance with foreign laws and regulations that impose restrictions on our investments and operations, and penalties for non-compliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in Indian and U.S. laws and regulations relating to foreign trade and investment.

Failure to complete development, testing and the timely introduction of new services, including managed services, could affect our ability to compete in the industry.

We continuously develop, test and introduce new services so that we can compete for new customers and in new segments of the communications business. Sometimes the introduction of new services requires the successful upgrade of technology or development of new technology, which may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, our new service offerings may not be widely accepted by our customers. If we are not able to successfully complete the development and introduction of new services, including new managed services, and incorporates customer feedback in a timely manner, our business could be materially and adversely affected.

Our technical infrastructure is vulnerable to damage, interruptions and failures which may result in reduced traffic, reduced revenues and harm to our reputation.

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

Our infrastructure may also be vulnerable to cyber security risks, which may result in service interruptions, gaining of unauthorized access, loss, theft or corruption of data, and theft of intellectual property or sensitive information, any of which could disrupt or have a material adverse effect on the Company’s business. Such negative consequences could include remedial costs, increased cyber security costs, lost revenues, litigation, reputational damage and regulatory penalties.

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

The Company is in the process of implementing its strategy in respect to Neotel, which became a subsidiary of the Company in May 2011 following an initial series of non-majority stake investments. There can be no guarantee that the Company’s investment in Neotel, which is currently loss-making, or any other acquisition made by the Company will ultimately be profitable.

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

We have entered into a number of significant contracts with certain of our Global Voice Solutions (“GVS”) and Global Data and Managed Services (“GDMS”) customers. Failure to meet our commitments under these contracts could result in financial losses and damage our reputation. Our five largest customers collectively accounted for 18% of our revenues in fiscal 2013 and if, due to any reason, we lose any of our major customers or they terminate their respective agreements with our Company, it could negatively impact our revenues as well as our profitability and cash generation ability.

Our profitability may be adversely affected if certain revenue share disputes are decided against our Company.

We are required to pay a certain percentage of our adjusted gross revenue (“AGR”) to the telecom licensor in India under the terms of our license. We are involved with the licensor in a dispute resolution process under Indian telecom regulations about the definition of AGR. If the matters in dispute are decided against us, we will be required to pay a substantially higher amount than we presently do under the license. See “Item 4-Information on the Company-License Fees and Tariffs”.

If certain tax claims made by the Indian tax authorities against us are upheld, our financial condition would be adversely impacted.

Over past fiscal years, the Company has made certain tax holiday and expense claims based on our understanding of the tax laws as reinforced by legal precedent and legal advice received from external tax counsel. The Income Tax Department, GoI (“ITD”) has not accepted our claims and in a few instances has levied penalties against the Company. We have challenged the position taken by the ITD, which are at various stages of adjudication. If all of these disputes are decided against us, it could have an adverse financial implication of  25,303 million. For significant disputes see “Item 8-Legal Proceedings”.

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

We must obtain telecommunications licenses from DoT to provide some of our services. DoT retains the right to modify the terms and conditions of our licenses, at any time if in its opinion, it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunication sector. DoT is also empowered to revoke a license granted by it for any breach of the license conditions. A change in certain significant terms of any of the licenses, such as their duration, the range of services permitted or the scope of exclusivity, if any or the revocation of our licenses could have a material adverse effect on our business and prospects.

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

We must also annually obtain various radio spectrum operating licenses from the Wireless Planning and Co-ordination Wing of the Ministry of Communications and Information Technology of the GoI (“WPC”). The non-renewal or modification of these licenses, or punitive action by the GoI for continuing these services without renewal of the licenses, could adversely affect us.

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

We have interests in a large number of geographic areas throughout the world and must comply with an extensive range of requirements that are meant to regulate and supervise the licensing, construction and operation of telecommunications networks and services. These requirements are likely to increase with our overseas expansion. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws that apply to the telecommunications industry. We cannot provide any assurances that governments in the countries in which we intend to operate will issue or renew licenses, we need on acceptable terms or at all.

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

We incurred additional debt, in fiscal 2013 primarily to finance our capital expenditures and investments. As of March 31, 2013, the outstanding principal amount of our indebtedness was  128,201 million (US$ 2,351 million) as opposed to  115,447 million as on March 31, 2012. If need arises in the future, we may also obtain additional long-term debt and working capital lines of credit to meet future financing needs.

We have floating interest rate loans which are exposed to market interest rate fluctuations. While a portion of our floating rate loans are hedged by interest rate swaps, an increase in the benchmark interest rates could increase the interest cost of our floating interest rate loans. Our inability to manage the interest cost effectively could have an adverse impact on cash flow and profits.

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

In addition, the financial covenants contained in the agreements governing the Company’s outstanding indebtedness may limit our ability to borrow additional funds and may affect our flexibility in planning for, and reacting to, changes in the economy and the telecommunications industry. As part of a pro-active approach to managing our levels of debt, and in light of the current operating environment the Company faces, we have recently obtained waivers of certain financial covenants under some of our existing debt facilities. Going forward, if we were to breach any of our existing or future debt covenants and be unable to obtain a waiver in respect of such breach, we could face accelerated maturity of some or all of our outstanding indebtedness, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

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

We have made substantial additional investments in new telecommunications projects, including in connection with technology upgrades and our continuing geographic expansion. We spent approximately  17,781 million (US$ 326 million) on capital expenditures in fiscal 2013 and we expect our capital expenditures in fiscal 2014 to be approximately  31,654 million (US$ 581 million). Our capital expenditures may increase in the future because of cost overruns or delays in our projects or as we strive to offer new services, improve our capabilities and remain competitive. Uncertainty in the international financial markets may adversely affect our ability to obtain capital when needed or on terms that are attractive. Although there is less uncertainty in the international financial markets, market sentiments have not reverted to pre-crisis levels. Even if we are able to make all of our planned capital expenditures, telecommunications technology evolves rapidly so there can be no assurance that any of our investments in new technology will have a positive impact on our financial results.

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

Our efforts to comply with evolving corporate governance and public disclosure laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. The Company’s ADRs have already been delisted from the NYSE with effect from June 7, 2013 and the Company intends to deregister under Securities Act as soon as it is eligible to do so.

Our business may be adversely affected by any slowdown in economic growth in India, the United States or other countries where we conduct business or by a slowdown in the growth of the IT sector.

The growth of telecommunications traffic is related to general economic growth and slowdowns in the economy could result in slower growth rates in telecommunications traffic. Economic slowdowns in India and the U.S. pose the greatest risk for us because approximately 24.09% and 12.85% of our operating revenues during fiscal 2013 were from India and the United States, respectively, Commencing in 2007 and continuing into 2013, the U.S. and European securities markets have experienced significant deterioration and volatility and the liquidity of U.S. and European credit markets have substantially tightened, which has had negative repercussions on the global economy. These developments could continue to present risks for an extended period of time for us, including a potential slowdown in our sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect our revenues as well, because the IT sector is a major contributor to our telephony and leased channel revenues.

In India, economic growth has decelerated in recent years, foreign direct investment has declined and inflation concerns remain. Whilst it is difficult to predict how long these conditions will exist and which markets and businesses of the Company may be affected, these developments could continue to present risks for an extended period of time for the Company, including a potential slowdown in its sales to customers in the financial sector. Slowdowns in the IT sector might adversely affect the Company’s revenue as well, because the IT sector is a major contributor to the Company’s telephony and leased channel revenue. Moreover, the on-going debt crisis in Europe could adversely impact the Company’s business in that region if the crisis situation continues or deteriorates.

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

Political instability could result in policy changes, delay reforms of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our Shares.

Terrorist attacks and other acts of violence or war involving India, the United States and other countries could adversely affect the financial markets and our business.

Terrorist attacks and other acts of violence or war may negatively affect the Indian markets where our Shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence and make travel more difficult.

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

Conditions in the Indian securities markets may affect the price or liquidity of our Shares.

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

The Indian stock exchanges have experienced trading interruptions in the past because of regulatory interventions and operational issues. If these interruptions were to recur, it could affect the market price and liquidity of the securities of Indian companies, including our Shares. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Similar problems could occur in the future and, if they do, it could affect the market price and liquidity of our Shares.

The delisting of our ADSs from the New York Stock Exchange and our intended deregistration under the U.S. Securities Exchange Act of 1934, may influence the trading opportunities for our Shares and ADSs.

We voluntarily delisted trading of our ADSs on the New York Stock Exchange effective June 7, 2013. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as the Company can terminate its registration under it.

Following the delisting from the New York Stock Exchange, the ADSs have traded on the U.S. over-the-counter market. The over-the-counter market is a significantly more limited market than the New York Stock Exchange, and as a result, trading volume in the ADSs may be limited and investors may not have sufficient liquidity, which may make it more difficult for holders of the ADSs to sell their securities. In addition, the delisting and the termination of our ADR Program may result in holders of the Company’s ADRs surrendering their ADRs in exchange for the underlying Shares and selling them on the Indian Exchanges. The termination of our ADR Program will also mean that, on and from August 13, 2013, the Depository will start to sell the Shares underlying any ADRs that remain outstanding as at that date. Such sales could affect the price of our Shares on the Indian Exchanges.

The Company and you may be subject to potential losses arising out of risks associated with the conversion rates between the functional currency of the Company and other foreign currencies.

Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Indian Rupee price of equity Shares on the Indian stock exchanges and, as a result, the price of our ADSs in the United States, as well as the U.S. Dollar value of the proceeds a holder would receive upon the sale in India of any equity Shares received in exchange for the surrendered ADSs. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by our ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of the Shares in India.

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

We are organized under the laws of India. All of the Company’s directors and many of its officers are Indian nationals and all or a significant portion of the assets of all of the directors and officers and a substantial portion of our assets are located in India. As a result, it may be difficult for investors to effect service of process outside India on us or on such directors or officers or to enforce judgments against them obtained from courts outside India, including judgments predicated on the civil liability provisions of the United States federal securities laws.

Dealings with telecommunication service providers in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us.

The United States, and from time to time other countries, have laws that may prohibit or restrict their citizens from engaging in certain business activities in certain countries, or that otherwise impose economic sanctions on such countries. International bodies such as the United Nations may also impose sanctions on certain countries from time to time. The United States currently administers economic sanctions and embargoes that target geographic regions and governments. Comprehensive sanctions programs include Cuba, Iran, North Korea, The Republic of Sudan and Syria. Other non-comprehensive programs include the Western Balkans, Belarus, Cote d’Ivoire, Democratic Republic of the Congo, Iraq, Liberia (Former Regime of Charles Taylor), persons undermining the sovereignty of Lebanon or its democratic processes and institutions, Libya, Somalia and Zimbabwe as well as other programs targeting individuals and entities located around the world.

To remain competitive with other global providers of telecommunications services who offer global networks, the Company requires the ability to receive and terminate traffic around the world. Specifically, the Company, through its Canadian subsidiary, Tata Communications (Canada) Limited (“TCC”), holds a 0.0661% interest in the UGARIT cable system consortium, a cable system connecting Cyprus to Syria. The Company formerly had an arrangement with the Telecommunications Company of Iran for the exchange of international voice telecommunications traffic. This relationship, which the Company terminated on or prior to February 5, 2013, as further described below, was created at the time that the Company was the government-owned exclusive provider of international telecommunications services in India. For more details regarding this relationship see “Item 4 Information on the Company”. In Cuba, the Company has several agreements, through TCC, with Empresa de Telecomunicaciones de Cuba S.A., which is organized under the laws of Cuba. The connection point for these services is in Canada. The Company accordingly necessarily derives a qualitatively and quantitatively immaterial amount of its revenue from these sanctioned countries. The Company does not have (nor has it ever had) fixed assets located in Syria, Cuba, Iran or Sudan. However, some customers or vendors may elect not to do business with the Company due to these contacts with sanctioned countries which may adversely impact the Company business and operating results.

We are substantially owned by some of the Tata group companies and the GoI who have significant rights in relation to the election of our board of directors and may have interests which conflict with those of our other shareholders, including holders of our ADSs.

As of March 31, 2013, 50.03% of our outstanding equity was held by Panatone Finvest Limited and other Tata group companies, and 26.12% was held by the GoI. Panatone Finvest Limited, certain other Tata group companies and the GoI are parties to a Shareholders’ Agreement (the “SHA”) pursuant to which they have agreed on certain matters with respect to our governance and operation, including the composition and election of our board of directors. As a result of their equity holdings and the SHA, Panatone Finvest Limited and the GoI together control all matters submitted to shareholders, including the election of directors. They also have significant control over the matters that come up for consideration at the meetings of our board of directors. There can be no assurance that the interests of Panatone Finvest Limited and the GoI will not differ from the interests of our other shareholders, including the holders of ADSs.

Future sales by the GoI of our Shares may adversely affect our share price.

As of March 31, 2013, the GoI’s stake in our Company was 26.12%. If or when the GoI decides to reduce its stake in our Company, the manner in which the GoI decides to reduce its stake and the selection of the buyer of such stake, may have an adverse impact on the price of our Shares.

We may face potential conflicts of interest relating to our principal shareholder.

Our principal shareholder is part of the Tata group of companies which has diverse business activities and interests. The Tata group or their affiliates could engage in activities, or seek opportunities, that are or could be in competition with our activities or interests. In particular, the Tata group has interests in other companies in the telecommunications sector, such as Tata Teleservices Limited. Tata Teleservices Limited (in which the Company has an equity stake) and its subsidiary Tata Teleservices (Maharashtra) Limited. (together called “TTL”) hold access licenses in almost all of the telecom markets in India. The Company and TTL have been working together to leverage each other’s strengths. However, these efforts may not provide the desired results.

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

Under the terms of the SHA, Panatone Finvest Limited agreed to cause us to demerge certain land that we own but were not actively using into a separate company. No time period was specified in the agreement for such demerger. The Company, Panatone Finvest Limited and the GoI are currently discussing various options in connection with the demerger. For more details see “Item 4 – History and Development of the Company – Demerger of Surplus Land”. Until such time as the demerger takes place, the lands are under our possession and upkeep. We cannot predict if the demerger will take place or the extent to which expenditure that we might have to incur for the security, upkeep and maintenance of the surplus land will continue. Further, we may have to bear significant costs, including taxes and duties, relating to the demerger, and we cannot predict what effect, if any, the demerger and the legal and valuation process relating to the demerger will have on our financial condition.

Holders of ADSs have no voting rights.

Investors in the ADSs have no voting rights, unlike holders of Shares. It is contemplated that the Depository will exercise its right to vote the Shares represented by our ADSs as directed by our board of directors. Investors may surrender their ADRs in exchange for the Shares underlying our ADSs and seek to vote the Shares obtained from the exchange.

There is a limited market for our ADSs.

Even though the ADSs are currently being traded on the over-the-counter market, which is a significantly more limited market than the New York Stock Exchange, there is no assurance that any trading market for the ADSs will be sustained. Subsequent to the open/tender offer by Panatone Finvest Limited, the number of Shares represented by ADSs declined from approximately 60 million (representing 21% of the issued and outstanding Shares) as of March 31, 2002 to approximately 14 million (representing 4.97% of our issued and outstanding Shares) as of March 31, 2013. This may affect the liquidity of the market for the ADSs and the price at which they trade. In addition, the ADR Program has been terminated and as such, as soon as practicable after August 13, 2013, the Depository will sell the ordinary Shares underlying any ADRs that have not been theretofore surrendered. The Depository will hold un-invested net proceeds of any such sale, for the pro-rata benefit of the holders of any such outstanding ADSs.

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

As a global company we are exposed to currency and exchange rate fluctuations which may affect the results of our operations.

The functional currency of Tata Communications Limited and its Indian subsidiaries is the Indian Rupee, the functional currency of Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries and VSNL SNOSPV Pte Ltd. (“VSNL SNOSPV”) is the U.S. Dollar, the functional currency of SEPCO Communications Pty. Ltd (“SEPCO”) and its subsidiaries is the ZAR and that of all other subsidiaries is the currency in the country of incorporation. We incur network and other expenses and sell our products/services in various countries outside India. Moreover, we have outstanding foreign currency denominated debt and credit facilities in a few jurisdictions. Hence, we are sensitive to fluctuations in foreign currency exchange rates. Adverse changes in exchange rates may have a material adverse effect on our revenues, other income and cost of services sold, gross margin and net income, and hence may have an impact on our business, operating results and financial condition.

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

We use derivative financial instruments such as foreign exchange forward contracts and cross currency swap contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and payables, loans availed of from external parties in currencies different than the functional currency of the entity and loans to subsidiaries denominated in foreign currencies. These derivative financial instruments may not be able to offset in full the foreign exchange losses, if any.

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

•	collaboration with Mobily to construct, operate and maintain a branch on the TGN-Eurasia undersea cable system to connect Saudi Arabia with Mumbai and Marseille, France;

•	Telepresence inter-connection agreements with British Telecom and Telefonica to enable inter-carrier Telepresence sessions between each company’s respective customers;

•	collaboration with Safaricom to enable it to offer the first public Telepresence suite in East Africa; and

•	collaboration with Starwood Hotels, American Express Travel, Carlson Wagonlit Travel and Sabre to offer public Telepresence room services to corporate customers

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

We are dependent on effective information technology (IT) systems. These systems support key business functions such as our research and development (“R&D”) and billing capabilities, and are an important means of internal communication and communication with customers and suppliers. Any significant disruption of these IT systems or the failure of new IT systems to integrate with existing IT systems could materially and adversely affect our operations. We also have a number of outsourcing arrangements in respect of critical processes, services and the support of our IT infrastructure and our increasing dependency on these outsource service providers could impact our ability to deliver on business targets and to maintain our compliance status and reputation. Risk associated with outsource service providers is mitigated by our contracting approach which enables us to monitor closely any degradation in services and enact staged remedies.

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

An increasing amount of intangible assets, goodwill and other long lived assets on our books may lead to impairment charges in the future.

The amount of goodwill, IRU and other intangible assets on our consolidated balance sheet amounted to approximately 19% of the Company’s total assets as of March 31, 2013 . Although no impairments are currently anticipated, any future diminution in the enterprise value of the reporting business unit may lead to material impairment charges. We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill is subject to impairment review at least annually. Other long-lived assets are reviewed for impairment at least annually or when there is an indication that impairment may have occurred. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see “Item 5 - Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Long-Lived Assets and Valuation of Goodwill” and “Item 18 Financial Statements.”

ITEM 4. INFORMATION ON THE COMPANY

Tata Communications Limited, formerly known as Videsh Sanchar Nigam Limited (“VSNL”), is a leading global provider of a new world of communications. With a leadership position in emerging markets, the Company leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries and territories across 400 Points of Presence (“PoPs”), and nearly 1 million square feet of data center and collocation space worldwide. Incorporated in 1986, the Company has quickly become a significant global player in the highly competitive telecommunications industry. Over the past several years, the Company has restructured itself from a pure long distance service provider in India to one of the leading integrated communications solutions providers globally. The Company has transformed itself into a global player through a series of organic as well as inorganic growth strategies, while maintaining its focus on ILD voice services.

Today, the Company is one of the world’s largest providers of ILD voice services and operates the world’s first wholly owned cable network ring around the world. The Company’s customer base includes approximately 1,600 global carriers and service providers, 700 mobile operators, over 3,000 large corporations including 260 companies listed in the Forbes list of companies, 2,000 MNCs, 140,000 broadband and Internet subscribers and 365 Wi-Fi public hotspots The Company’s global transmission network of over 210,000 route kilometers and its IP core with over 400 PoPs, enables a range of services that include traditional TDM voice, VoIP, private leased circuits, IP VPN, Internet access, global Ethernet, data centers, co-location, managed network, managed services, managed hosting, managed storage, mobile signaling and other IP-related services. The Company’s depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, majority ownership in Neotel which is, an enterprise telecommunications company in South Africa, and strategic investments in operators in Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

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

In February 2002, through a competitive bidding process, the GoI selected Panatone Finvest Ltd., a Tata company, as the strategic partner for the sale and purchase of 25% of the then outstanding voting capital of the Company from the GoI. By virtue of this transaction, the GoI’s holdings in the Company were reduced to 27.97% and the Company ceased to be a GoI enterprise. Other Tata companies have since made open market purchases of the Company’s equity Shares, and the consolidated shareholding of the Tata companies in the Company as of March 31, 2013 was 50.03% and that of the GoI was 26.12%.

On March 31, 2002, the Company’s monopoly in ILD in India terminated pursuant to a notice of early termination issued by the GoI. With effect from April 2002, the GoI began to license new operators to provide international telephone services, who now compete with the Company in India.

In recent years, the Company has made a number of acquisitions. They include:

•

In February 2005, the South African government selected the Company as a strategic investor in the country’s proposed second national telecommunications operator, Neotel. The Company, through a wholly owned Singapore subsidiary, VSNL SNOSPV, acquired 43.16% of SEPCO, a company incorporated in South Africa, which in turn owns 51% in Neotel. Neotel launched services on August 31, 2006. In January 2009, the Company, through VSNL SNOPSV, acquired an additional 27% stake directly in Neotel. The Company increased its effective holding in Neotel from 49% to 61.5% with effect from May 2011 and further to 64.10% in March 2012 and 67.32% in March 2013 through VSNL SNOSPV. Consequently, Neotel has become a subsidiary of the Company in fiscal 2012.

•

In May 2008, the Company, through one of its subsidiaries, Tata Communications (Netherlands) BV (“TCNLD”) entered into a CDN strategic alliance with BitGravity Inc. (“BitGravity”) to establish a revenue share arrangement. BitGravity has built a next generation CDN technology for the broadcasting industry and large file download applications, which are optimized to deliver HD-quality video on demand, live broadcasts, gaming downloads and applications for the Internet. The Company installed a CDN platform in Europe, Asia, India and North America (a total of 17 CDN nodes) which are owned and operated by the Company but equipped with BitGravity CDN technology. In August 2008, TCNLD invested $11.5 million in convertible debt issued by BitGravity. On December 14, 2009, TCNLD acquired equity Shares in BitGravity representing an equity interest of 22.86% for consideration of approximately US$ 1.4 million. On September 19, 2010, TCNLD acquired another 22.86% of the outstanding equity Shares of BitGravity for approximately US$ 1.4 million. In February 2011, TCNLD bought out substantially all other shareholders in BitGravity for US$ 5.82 million such that TCNLD now holds an equity interest of 99.999% in BitGravity and full management control. In January 2012, BitGravity entered into a strategic software licensing and joint patent ownership agreement with Juniper Networks Inc. (“Juniper”) in the CDN technology space whereby Juniper acquired perpetual and irrevocable license rights to the service management layer of BitGravity CDN technology, allowing Juniper to offer the BitGravity platform. This in turn provides a base for the Company to grow its managed and communication services to the carrier industry.

•

On January 16, 2010, the Company, through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Ltd., completed its purchase of the business and assets of the Cosmos business of British Telecommunications PLC (BT Mosaic) for cash consideration of US$ 3.2 million. BT Mosaic offers an on-demand digital media management platform that manages content and workflow from production to distribution across collaborative market ecosystems, and provides equipment and professional services exclusively relating to these services.

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

Delisting from The New York Stock Exchange

The Company’s Board of Directors has approved a proposal to delist its American Depositary Receipts (“ADRs”), from the New York Stock Exchange (NYSE) and to terminate its ADR Program. The Board made this decision after considering the recent low trading volume of the Company’s ADRs on the NYSE, compliance with the Securities and Exchange Board of India’s (SEBI) mandate on minimum public shareholding, and the associated costs of maintaining the listing and related obligations. The Company will now concentrate all trading of its ordinary Shares on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange Limited (NSE) in India.

On May 28, 2013 the Company had filed a Form 25 with the U.S. Securities and Exchange Commission and consequent to the filing, the delisting of its American Depositary Shares, as evidenced by ADRs, from the New York Stock Exchange has become effective at the close of business of June 7, 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) has become effective on July 14, 2013. As per the process, holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary Shares in the Company at any time prior to August 13, 2013. From August 14, 2013, the depositary will start to sell the remaining underlying Shares. These sales are likely to occur progressively driven by market depth.

IDC Hive off

The Company’s Board of Directors has, in its meeting held on March 1 2013, approved a proposal to transfer the Company’s Indian Internet Data Centre (“IDC”) business into a wholly-owned subsidiary on a “going concern” basis, subject to obtaining approval of the shareholders and creditors of both the companies, and subject to receipt of the necessary approval from relevant regulatory authorities and from the Bombay High Court. This transaction is intended to strengthen Company’s core competencies, create more value for the Company’s IDC business and maximize overall shareholder value. The Company has obtained necessary “no objection” from the Indian Stock Exchanges and has filed its application before the High Court, Mumbai. Further process for obtaining High Court approval is in process.

Other Organizational changes

The Company is focused on its long-term growth, operational performance, efficiency and market competitiveness and regularly assesses its on-going business needs and priorities. As part of its initiative to enhance the long-term efficiency of the business, during fiscal 2013, it undertook certain organizational changes to better align itself to its current and prospective business requirements. As a result, approximately 300 positions in the Company across various functions and locations globally became redundant. As a result, the Company has incurred a one-time expense amounting to approximately  854 million (US$ 16 million) in respect of this exercise.

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

Adapting Business Model to a Changing Environment

The ILD voice industry is undergoing a major transition as voice traffic is seen to be shifting from traditional carriers (i.e., fixed-line operators) to emerging mobile, OTT’s and cable operators. The shift in ownership of end-user subscribers is coincident with a technology shift from a minutes-based unit model to a multi-media session. As the industry continues to consolidate, ILD voice traffic is expected to grow with a renewed focus on customer support and quality of service. The Company is therefore focused on developing solutions and technology to cater to new age communication requirements with continued automation of much of its transactional systems and processes to better support the wholesale business, and restructuring the organization to better penetrate those segments expected to experience the highest growth rate in the coming years (mobile, OTTs, cable operators).

In June 2009, the Company through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Limited., entered into a major global voice strategic agreement with British Telecommunications Plc. (“BT”). The five-year agreement allows the Company and BT to mutually benefit from shared resources as part of a global supply arrangement. In fiscal 2011, the Company signed a number of other strategic sourcing agreements with various operators such as Videotron, a cable operator and broadband service provider in Canada. Under this agreement, Videotron routes 100% of its international voice traffic through the Company’s network and Videotron will continue to be one of the Company’s key suppliers of telecommunication services in Canada. Subsequently, Company has signed several solution customers across various geographic locations.

In May 2011, Singapore’s Economic Development Board granted Official International Headquarter status to Tata Communications International Pte. Ltd., the Company’s wholly owned direct subsidiary in Singapore. The Company reinforced its commitment to expansion in emerging markets by increasing its investments in Neotel, South Africa’s second largest network operator to 67.32% . In February 2012, the Company through its wholly-owned indirect U.K. subsidiary, Tata Communications (UK) Limited., signed a multi-year technology service and marketing agreement with Formula One Management. Under the agreement, the Company will deliver connectivity to all 20 Formula 1™ race locations over its global network and it will also provide hosting and content delivery services to www.Formula1.com.

Continuing Leadership in India

Currently, the Company has leading market share in voice and data transmission in India. In ILD voice, the Company commands approximately 24% market share in the ILD inbound business. In enterprise data services, the Company is a market leader with over 21% of the market and has in May 2012 won the Enterprise Data Service Provider of the Year award from a leading telecom and technology research firm.

The Company is specifically addressing the needs of the SME segment in India with solutions that give access agnostic Internet services along with a variety of Internet enabled content applications and managed services.

Differentiated Enterprise Offerings

The Company intends to strengthen its position in network services and continuously develops and introduces new products and services catering to the needs of corporate customers, such as corporate Internet telephony, bandwidth-on-demand and hosted contact centers. Additionally, the Company offers new services, such as Telepresence virtual meeting rooms, content delivery networks, cloud computing and Infrastructure as a Service (IaaS), managed hosting and storage, managed messaging, managed security and other managed products and services.

Growth in Managed Services

The Company has introduced a number of managed services as part of its offerings to enterprise customers on a global basis. Revenue from managed services has grown 18% in fiscal 2013 as against fiscal 2012. These services include:

•	IT Infrastructure Services

•	Colocation Services

•	Managed Hosting Services

•	Managed Storage Services

•	Infrastructure as a Service

•	Security Services

•	CPE-Based Services

•	Cloud-Based Services

•	Application Services

•	Collaboration Services

•	Conferencing and Messaging Services

•	Telepresence

•	Hosted Contact Center Services

•	Network management and outsourcing services provided by Company’s wholly owned subsidiary, TCTSL. See Item 5 Operating and Financial Review and Prospects – New Growth Opportunities.

•	Infrastructure Solutions to banking industry provided by Company’s wholly owned subsidiary, TCPSL. See Item 5 Operating and Financial Review and Prospects – New Growth Opportunities.

Continuing Investment in Global Infrastructure for a New World of Communications

The Company intends to continue to invest in its global network, the Tata Global Network, or TGN, extending from developed markets to the world’s fastest growing emerging economies. During fiscal 2012 and the first half of fiscal 2013, the Company continued investment into its global infrastructure with the launch of a subsea cable system connecting several countries in the Middle East to Mumbai, India. It was closely followed by the completion of the world’s first round-the-world fiber optic cable network with the official launch of its Tata Global Network cable in Eurasia. The complete cable ring now connects Europe to India, through Egypt, bringing increased capacity, resilience and enhanced communication links to not only the Middle East, but onward to the rest of the world via the TGN. The Company also enhanced bandwidth and flexibility to carriers and enterprises around the world with the deployment of optical technology on its TGN cable linking New York to London. This new development of expansions and upgrades to the TGN allows Tata Communications to offer a truly global network through its world-wide cable network. The cable network boasts significant depth in key emerging markets, including China, India, South Africa and the Gulf region, and currently covers nearly 20% of the world’s Internet routes, reaching over 200 countries and territories.

Products and services

In September 2011, the Company became one of the few global carriers to extend its Global IP / VPN service offerings into Pakistan. In the same month, the Company launched its network-agnostic Distributed Denial of Service (DDoS) protection, globally. Delivered over cloud-based infrastructure, DDoS Detection and Mitigation services are available to any enterprise that depends on its Internet availability to serve customers, suppliers, partners and other stake-holders regardless of which service provider supplies it with Internet connectivity.

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

In June 2012, the Company launched a low latency network which can seamlessly connect major financial capitals in Asia, the United Kingdom and the United States. The network was the first low latency service that offered a pure multipoint Ethernet platform to the financial services sector and other global industries, accelerating global high frequency trading and other low latency applications. Designed for companies that require a secure, reliable and fast low latency solution, the network can enable financial firms to execute a high frequency trade between locations, such as London and Hong Kong or New York and Singapore, in milliseconds, through a single network and single supplier model.

In February 2013, the Company announced the world’s first cloud-based policy management solution that enables MNOs to create differentiated mobile data services quickly and with significantly less capital investment. As mobile broadband subscribers increase, the service brings more efficient network optimisation for a higher quality user experience. Tata Communications’ Hosted Policy Engine allows MNOs to move beyond flat-rate data packages to deliver targeted data service offers for new revenue streams.

In February 2013, the Company announced the expansion of its managed services for MNOs looking to grow their mobile broadband offering as 4G continues to gather pace globally. Building on its extensive portfolio of mobile services, including IPX+ connectivity, voice, messaging, and signaling, the Company introduced two new solutions—the Virtual Private Roaming Hub which consolidates roaming operations and the LTE Roaming Service to streamline roaming for 4G networks. Tata Communications also launched the Managed SMS Firewall to protect MNOs and consumers against mobile spam. With the accelerated growth in mobile data spurred by greater smartphone proliferation, MNOs are looking for ways to generate increased revenue, reduce customer churn and ensure service continuity as they migrate to 4G. Tata Communications’ managed services simplify the interconnection of MNO communities, ensuring smoother end-to-end service delivery and management across networks, resulting in quality and efficiency gains. Tata Communications’ interworking across the mobile ecosystem ensures faster time to market for new services and lower total cost of ownership for MNOs.

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

The following is a breakdown of the Company’s revenues by geography:

	March 31,
For the fiscal years ended:	2011	2012	2013
	(In millions)
India	30,813	34,744	41,387	US$	759
United States of America	17,893	19,435	22,082		405
United Kingdom	13,167	15,100	19,500		358
South Africa	1,609	14,643	18,453		338
Canada	5,849	5,567	6,137		113
Rest of the world	44,509	50,396	64,241		1,178
Total	113,840	139,885	171,800	US$	3,151

Africa

In 2008, the Company entered the South African market as a strategic partner to Neotel. In January 2009, through VSNL SNOSPV the Company acquired an additional 27% stake directly in Neotel. The Company increased its effective holding in Neotel from 49% to 61.5% with effect from May 2011 and as on March 31, 2013, it holds 67.32%. Consequently, Neotel has become a subsidiary of the Company with effect from May 2011. The Company also holds Indefeasible Rights of Use (IRUs) capacity on the privately owned SEACOM (South & East Africa) cable system, which has landing sites in South Africa, Mozambique, Tanzania and Kenya in Africa, in Mumbai, India, and in Marseille, France. The Company’s wholly owned subsidiary Tata Communications Transformation Services Limited, also manages the network administration, operations and maintenance functions of this SEACOM cable system. The Company is also actively pursuing joint provisioning agreements in key African countries. In September 2009, the Company announced a joint provisioning agreement with AccessKenya to enable the launch of a Tier 1 Internet Point of Presence in Kenya. Similarly in May 2010, the Company announced a joint provisioning agreement with Infinity Africa to expand further into East Africa and thus reinforce its commitment to emerging markets. It has also announced joint provisioning agreements in Morocco (with INWI), Kenya (with KDN), Nigeria (with Netcom Nigeria) and Ghana (with Vodafone Ghana) to extend MPLS and Ethernet services to these countries. In January 2011, the Company in collaboration with Safaricom, a leading provider of converged communications solutions, enabled the launch of East Africa’s first public Telepresence suite at the Serena Hotels in Kenya and Uganda. International connectivity and management of the Telepresence rooms will be led by Tata Communications, linking Kenya and Uganda to public and private rooms throughout the Company’s network and other collaborative partner networks. The public room network spans 43 locations across the world.

Asia

On August 18, 2009, the Company announced the completed installation, testing and commissioning of the TGN-Intra Asia (TGN-IA) Cable System, a 6700 kilometer undersea cable system connecting Singapore, Hong Kong, Tokyo, Vietnam and the Philippines. The Company also has network and commercial network alliances with carriers in Thailand, Nepal, the Philippines, South Korea, Vietnam, Singapore, Indonesia and Malaysia. In September 2010, the Company opened its Tata Communications Exchange (TCX) data center in Singapore with 66,000 square feet of data center to provide increased capacity for both domestic and international firms. In March 2011, the Company launched its IaaS offering—InstaComputeTM in Singapore, covering neighboring countries: Malaysia, Hong Kong, Thailand, Indonesia, Vietnam and the Philippines. InstaComputeTM will bring scalable cloud computing services to the region’s large and medium enterprises, including the gaming industry, as well as global businesses with an Asia Pacific customer base. Singapore’s Economic Development Board granted official International Headquarter Status to Tata Communications International Pte. Limited, the Company’s wholly owned direct subsidiary in Singapore. The Company will continue to invest in Singapore to focus on innovation and supporting its customers and the Singapore market. In April 2011, the Company inaugurated its second international gateway in Sri Lanka. Strengthening its eight year presence in the country, the new facility will further strengthen the reliability and stability of the Company’s services to operators and enterprise customers. In March 2012, the Company launched the TGN-Eurasia system, connecting Europe, India, the Gulf and the Middle East with the rest of the world. This cable system completes the Company’s wholly owned round-the-world fiber optic cable network ring. Over the past five years, the Company has also extended its MPLS and Ethernet networks to South Korea (in collaboration with Samsung Networks), Taiwan and the Philippines (in collaboration with PLDT), Vietnam (in collaboration with EVN), Thailand (in collaboration with True Internet), Malaysia (in collaboration with VADS), Indonesia (in collaboration with Indosat and XL.Com), Bangladesh (in collaboration with ADSNL), and New Zealand.

Middle East and North Africa

In the Middle East, the Company is a major investor in the South East Asia-Middle East-Western Europe 3 (SEA-ME-WE 3) and South East Asia-Middle East-Western Europe 4 (SEA-ME-WE 4) cable systems that serve the region and the landing party for those systems in India. As part of its expansion in the Middle East, the Company completed construction of the TGN-Gulf and TGN-Eurasia cable systems in collaboration with several major telecommunications operators in the Middle East. These cable systems connect the Middle East to both India and Europe. Furthermore, the Company has expanded its reach into the Middle East and North African enterprise market with strategic alliances for network and managed services. The TGN-Gulf subsea cable system will act as a gateway to the TGN network connecting the region with high speed bandwidth. In collaboration with Nawras of Oman, Etisalat of UAE, Qtel of Qatar, Bahrain Internet Exchange of Bahrain, and Mobily of Saudi Arabia, the TGN cable system is the first TGN cable to serve the Gulf region and will offer network access to UAE, Oman, Qatar, Bahrain and Saudi Arabia, providing carriers and businesses with a direct route into the emerging markets of the Gulf region.

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

Discussion on Climate Change

It is now generally accepted that the use of fossil energy sources and the related greenhouse gas (GHG) emissions lead to an increase of carbon dioxide (CO2) in the atmosphere and related adverse effects on the global climate. The Company’s commitment to environmental sustainability draws from the rich heritage of the Tata group and its involvement and concern for the environment and society, embodied in the Tata Code of Conduct. The Company’s environmental impact results from our business operations globally and the products and solutions that we provide to our customers. Tata Communications offers products like Telepresence that reduce business travel and therefore help our customers to improve their environmental performance towards their sustainability objectives.

Tata Communications undertakes initiatives and programs that reduce the energy waste in our data centers and facilities through operational practices, use of energy efficient systems and use of renewable /alternative energy, such as wind power to reduce the carbon footprint from use of energy in our facilities. The Company has adopted a focused approach in this area which includes sourcing green power from wind and solar farms both at ‘off site’ and ‘on site’ facilities for our cable landing stations and data centers thereby reducing our carbon footprint. At our sites in Chennai and Bangalore in India, more than 50% of the total power consumption is from renewable sources. For its international facilities and PoPs, the Company uses renewable sources of energy and, in particular, out of our total energy consumption at our facilities in Canada, America and United Kingdom, up to 90%, 33% and 33% respectively, is from renewable sources. Our TCX data center located at Singapore and our data center at Chennai are LEED certified. One of the data center facilities currently being developed by us is located at a LEED pre-certified green building. 12 of our data center facilities are ISO 14001 certified. The Company continues its efforts to power up its offices, data centers and cable landing stations using solar energy, where deemed viable, through the installation roof top solar power panels and ‘ground based on site’ large solar power plants. We have ambitious plans for setting up roof top and ground mounted solar plants at our facilities in India. The Company has executed power purchase agreements for 4 such roof top solar power plants with an aggregate capacity of 400 KW and an additional 4 MW facility is under discussion and proposed to be made operational in fiscal 2015. We are also currently testing a new concept and technology involving geo thermal cooling in a closed loop at our upcoming facility in Greater Kailash, New Delhi, India.

We have also established a Health, Safety and Environment (HSE) Council to review the health, safety and environmental issues in our workplace. HSE performance data will be collected, validated and consolidated using an uniform tool. HSE auditing is an integral part of the corporate control process, assuring the Company of adequate systems to ensure legal compliance, consistent HSE standards, and suitable and effective measures for maintaining a high level of health, safety and environmental protection.

The HSE Council is governed by two committees—the Steering Committee and the Coordination Committee (Task Force). The Steering Committee fulfills the advisory function on matters such as corporate HSE policy, strategy, guidelines and audit programs, while the Coordination Committee coordinates implementation of corporate HSE guidelines, audit programs, training, statutory requirements and program improvements.

Principal Activities

The Company is a leading global communications company offering a broad range of integrated communications services in the following three segments: GVS, GDMS and South Africa Operations.

Set out below is a break-down of the Company’s revenues by segment:

	For the fiscal years ended March 31,
	2011	2012	2013	2013
	(In millions)
GVS	65,516	68,241	85,535	US$	1,569
GDMS	48,324	56,677	67,417	US$	1,236
South Africa Operations	—	14,967	18,848	US$	346

Total	113,840	139,885	171,800	US$	3,151

Global Voice Solutions

The Company derives a substantial portion of its revenue from GVS which it provides primarily to telecommunications carriers for the delivery of international calls to over 200 countries and territories.

The Company is one of the leading global voice solutions providers in the world, with an estimated 19 % global market share of ILD voice traffic. It fully owns and operates one of the largest international voice networks with coverage in more than 200 countries and territories. It maintains direct and bilateral relationships with leading international voice telecommunication providers. Transporting more than 53.7 billion minutes annually of ILD and more than 8.35 billion minutes of NLD, the Company has a wide range of customers that can be divided into three main categories: mobile, broadband and carriers. In addition, the Company is the worldwide leader in international access voice services (toll-free, home country direct (HCD) and local number services) as well as a leading provider for other value-added services worldwide, such as ISDN, mobile video telephony, audiotext, solutions, voice peering and voice over IPX (IP eXchange) services.

The Company’s portfolio of global voice solutions comprises the following:

•

Voice Termination Services (VTS). The Company provides VTS through its global next generation network (NGN), carrying ILD traffic to 200 countries and territories around the world. VTS Prime, VTS Prime over IPX, VTS Preferred, VTS Call center, VTS Corporate and VTS are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for mobile, retail and broadband services where the highest ratio of voice quality and additional features is required.

•

In responding to market trends, the Company has developed solution oriented services to facilitate Retail Service providers to focus on core businesses while increasing long-term stickiness of business for Company. Some of the popular solutions offered are Managed Termination, Inbound Aggregation, SIM Bypass, Virtual PoP and Customer Aggregation Services.

•

ILD Inbound Services or “Access Services” (Toll-Free, Local Number Services, HCD). The Company’s access services are fully automated, caller-dialed service options, which allow users to receive toll-free calls from various countries around the world. ITFS offers coverage from over 108 countries, Local Number Services from 56 countries and HCD from over 100 countries.

•	Universal International Free Phone Service (UIFN). The Company provides UIFN, also known as a “Universal 800” or “Global 800” numbers in over 50 participating countries.

•

Audiotext. The Company provides audiotext service which transports traffic to destination numbers promoted by content providers in various countries for voice, data and/or online information services, which may be accessed via the international public telephone network.

•

ISDN. The Company offers ISDN services which provide a high-quality, high-speed, clear channel data solution that delivers data connectivity to over 460 networks across more than 100 countries and is ideal for video conferencing applications.

•

Mobile Video Telephony. The Company provides mobile video telephony, which enables high quality real time audio-visual communication between mobile subscribers on 3G handsets. As a pioneer in the delivery of Mobile Video Telephony over IP, the Company guarantees end-to-end transport of the User Field Information on its international TDM and IP network.

•	NLD in India. The Company has a national network of approximately 49,000 route kilometers for provision of national long distance services in India.

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

•	Internet Leased Line Circuits. The Company provides internet leased lines, a high speed, flexible bandwidth solutions that provide constant Internet access.

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

•

Global VPN (Virtual Private Network) Services. The Company offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. The Company operates 118 PoPs to deliver the service across various locations within India. The Company also offers international VPN services across 64 countries and through VNO (managed IPSec connections using third party ISPs) to extend coverage to over 190 countries.

•

Global and Pan-India Ethernet Service. The Company offers metro, national and global Ethernet services across 51_ countries. The Metro Ethernet Forum (MEF) certified Ethernet services are offered on SDH/SONET, MPLS and our state-of-the-art Next Generation Ethernet platform which operates using the PBB transport protocol. The Company offers Ethernet services over a dedicated Low Latency network to 6 new locations globally.

•

Television Uplinking. The Company provides television uplinking facilities on a 24x7 basis to various broadcasters. The Company also provides international and domestic relay of television programs and news services via satellite and fiber on a contractual basis as well as on an on-demand basis to various media customers. The Company also uses digital satellite news gathering terminals for “on-site” live video uplinking.

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

•

Business Messaging and Collaboration. The Company provides hosted Microsoft Exchange messaging with security, archiving/storage and associated collaboration applications. The service is offered as both “Ready Access Business Messaging” as an off-the-shelf software-as-a-service and as “Adaptive Business Messaging” as bespoke customer-dedicated implementations. The Company in collaboration with Google also launched its InstaAppsTM offering which brings global Internet-based collaboration and office tools to companies. This offering includes email and calendar, instant messaging, voice and video chat, as well as office document applications which are accessible to businesses when and where they need them.

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

•

Telepresence Virtual Meeting Room Services. The Company is a leading global provider of worldwide virtual meeting room services offering managed Telepresence services for private Telepresence networks and also has a complementary global network of Telepresence public rooms with 43 currently active public rooms across the world on the Company network and alliance partner networks. The Company’s Telepresence exchange service is the first in the world enabling business-to-business Telepresence collaboration to businesses globally, enabling a broader ecosystem of connected rooms for enterprises and their partners. The Company has extended service to 1,910 connected rooms.

•

On demand video conferencing services. In July 2013, the Company has launched Jamvee™, a worldwide on-demand video conference service that is complementary to its global network of managed private and public Telepresence rooms. This service expands the network to the much larger installed base of industry standards-based video conferencing endpoints including “soft-endpoints” that consist of software that runs on personal computers and mobile devices equipped with High Definition (HD) Webcam’s. This allows the Company’s customers to attend a video conference with Telepresence and other endpoints at any time and over any supported device. The conference service enables intra-company and business-to-business video collaboration to businesses globally, enabling a broader ecosystem of connected rooms for enterprises and their partners and customers. It also supports individual subscriber access via an on-line Self-Service Portal and a free-downloadable software client for major personal computers (e.g. Microsoft® Windows™ and Apple® Mac OS® X) and mobile device operating systems (e.g. Apple® iOS™ and Google® Android™). The service can be accessed via private, dedicated links using the Company’s world-wide network and via public access from video conferencing endpoints that connected to the Internet, ISDN and audio-only endpoints via the PSTN.

•

Media Management Platform. The Media Management Solution Suite enables the collaboration, storage and transformation of media content amongst the players in the media ecosystem. Media Management is an evolution of the earlier Mosaic concept wherein the company has defocused from coding and creating new platforms and instead focused on technology partnerships to create services. The Media Movement portfolio focuses on movement of live or file based content globally. Video connect is the flagship product of Media movement solution suite which focuses on live broadcast contribution and distribution feeds. The Company has specific focus on sports broadcasting and aspires to emerge as preferred service provider for sports broadcast contribution from stadium venues as well as distribution to right holding broadcasters globally. The Company has several reputed customers and sporting events to its credit in the past financial year. Video connect is also pioneering the next phase of broadcast technology transmission in 2K and 4K formats. Video Connect differs from its competitors by offering unmatched 4x protection to video feeds enabled by Tata Communications owned global subsea fiber network and aims to leverage its pioneering position in IP to evolve a converged video, data and voice offering for Broadcasters and sports right holders.

The Media Movement and Media Management Solution Suite, through its various product offerings provides a comprehensive service portfolio to Media customers positioning Tata Communications Media Services as a single stop shop across customer needs for Media and IT needs, with enterprise grade Service support.

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

•

Content Delivery Network (CDN) Service. As more and more people consume digital content over the internet on different kinds of end-devices, enterprises and content companies often find the delivery of such content over the internet to be a challenge. The Company’s CDN solution enables the delivery of any form of content, anywhere in the world, to any end-user device and thus is a critical service that is provided to enterprises and content owners to help them deliver an assured quality of experience to their end-users. The Company’s CDN portfolio comprises of the following products.

•	Live streaming of video over the internet

•	Delivery of video on demand

•	Large file object delivery for gaming and software companies

•	Web content acceleration

•	Dynamic application acceleration.

For all the above applications, end-users are delivered the content directly from Company’s nodes that are situated close to their end-user locations. This minimizes latency that would otherwise be experienced in delivering the content over the internet. As a result enterprises and content customers using the Company’s CDN solutions are not required to scale their web infrastructure in order to deliver their content globally. They are able to offload all the elasticity to the Company’s CDN solutions while simultaneously improving the quality of experience to their end-users.

Carrier Data Business

The Company’s portfolio of carrier data services is comprised of the following main product lines:

•

Global Transmission Services. The Company’s Global Transmission Services, including IPLC and NPLC services, provide customers with dedicated high-speed connections between the Company’s network of global PoPs over which they can transport voice, data, facsimile, messaging and video conferencing. Within India, the Company operates a countrywide optical fiber cable backbone, which connects national PoPs on a high-capacity network. These services are sold as leases or as standard 15-year IRUs. The Company’s global network, known as the Tata Global Network, is comprised of one of the most advanced and largest submarine cable networks in the world and connects over 180 countries and territories with more than 210,000 kilometers of terrestrial and submarine optic fibers. The Company builds and operates its own global ring of cable systems and is part of 50 other consortiums and private cable systems.

•

IP Transit Service. The Company is a Tier 1 ISP and has a global IP backbone with communication nodes located throughout the world. The Company has over 120 IP Transit PoPs strategically located in 31 countries.

•	Local and International Internet Access Service. The Company provides connectivity to customers from virtually any country to one of our Internet nodes on the Company’s global Internet backbone.

•

White Label/Resell Enterprise Service. The Company sells managed network services, such as Global VPN and Ethernet, as well as global managed services, such as business video and managed security services through service provider Partner channels.

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

•

Intelligent CAMEL eXchange (ICX). The Company offers ICX which provides a single point of connectivity for an extensive CAMEL footprint, while allowing MNOs to maintain bilateral roaming agreements. Offered as a managed service, ICX is an end-to-end service, which scope covers normalization, testing and monitoring of the MNO’s SS7 connections to their CAMEL roaming partners.

•

Intelligent Routing Services. The Company provides IRS service which offers a unique method of intelligent SMS routing, allowing greater flexibility and control over co-existing bilateral and hub-based SMS-terminated traffic.

•	GRX (GPRS eXchange). The Company offers a service which allows mobile operators to deliver data roaming capabilities for their subscribers as they travel outside of their home network.

•

IPX Connect. The Company provides IPX which provides multiple services from the list above along with voice and video across a single IP MPLS connection, providing the mobile operator with seamless, integrated access to multiple services and a large number of other operators, as well as data roaming in 4G with migration path from GRX.

•

LTE Roaming. The Company offers LTE Roaming, which supports Diameter Signaling over IPX, for mobile operators moving to 4G with policy management through Diameter protocol as a streamlined managed service to simplify the complexity of roaming interconnect arrangements across mobile operators.

•	Managed SMS Firewall. The Company offers a service that prevents frauds and spam attacks in the form of SMS messages to mobile operator networks and their subscribers.

South Africa Operations

South Africa Operations are carried out by the Company’s subsidiary Neotel. Neotel offers wholesale international voice and data transit, enterprise business solution services for the wholesale and enterprise market, and telephony and data services for small enterprise customers in South Africa. Neotel operates South Africa’s first next generation network and the country’s first CDMA network and had approximately 4,150 business customers and 160,000 retail customers. Neotel’s portfolio is comprised of the following products:

•

Voice Termination Services. VTS Prime, VTS and VTS Economy are solutions designed to meet each customer’s specific needs in terms of voice quality and price. VTS Prime is ideal for Mobile, Retail and Broadband services where the highest ratio of voice quality and additional features is required. Neotel also offers Managed Termination and Inbound Aggregation Services.

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

•	ISDN. Neotel provides Prime Rate Interface services for voice only.

•	NLD in South Africa. Neotel has a national network of about 15,000 kilometers for NLD services in South Africa.

•

NeoLink Global—Time Division Multiple (TDM). Neotel provides international dedicated, point-to-point connectivity for customers who need reliable and secure connectivity solutions between South Africa and major international cities—NeoLink with TDM Handoff.

•	Neolink. Neotel provides dedicated point-to-point domestic leased lines for customers who need reliable, secure and dedicated connectivity between their offices across South Africa.

•

NeoInternet In order to connect customers to the Internet via Neotel’s PoPs in Johannesburg and Cape Town, South Africa, Neotel provides high speed, flexible bandwidth solutions that provide dedicated internet access.

•

Neotel’s Internet Protocol (IP) superhighway forms part of the core of the Internet in South Africa by means of extensive peering relationships with the country’s major Internet Service Providers (ISPs) and Content Providers as well as leveraging the extensive footprint of Tata Communications’ Global IP network to provide fast and reliable access to the World Wide Web.

•

Data Center Infrastructure and Application Services. Neotel provides customers the option of outsourcing their mission-critical systems operation through system collocation, server hosting, storage, and application hosting in Neotel’s data centers across South Africa.

•

NeoOne VPN (Virtual Private Network) Services. Neotel offers VPN services based on MPLS technology. Both layer 2 and layer 3 services are supported. NeoOne VPN offers single flat rate high speed access and fully converged offering delivered on Neotel’s Carrier Class IP MPLS network. It enables seamless access to Neotel’s entire bouquet of IP services with minimal service interruptions and includes end to end management. NeoLink Global VPN is MPLS delivered to South Africa and major international cities—300 locations, in 200 countries on 6 continents

•	Ethernet Service. Neotel offers metro and national Ethernet services. Metro Ethernet services are delivered over NeoMetrolink or NeoLink with Ethernet Handoff.

•

Television Uplinking. Neotel provides television uplinking facilities on a 24x7 basis to various broadcasters. Neotel also provides international and domestic relay of television programs and news services via satellite and fiber on a contractual basis as well as on an on-demand basis to various media customers.

•

NeoSat. Neotel’s Very Small Aperture Terminal (VSAT) service provides point-to-point / multipoint connectivity via satellite, which enables connectivity to remote sites within and outside South Africa.

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

•

Managed Security Services. Neotel is a provider of managed security services that enable the customer to achieve information security compliance and business continuity in the face of continuously evolving security threats. Neotel’s Web Guard solution provides security for Internet access from any device, and Managed Unified Threat Management (UTM) solutions provide managed firewall and unified threat management services with features that can be customized to customer requirements.

•

White Label Enterprise Service. Neotel sells managed network services, such as Global VPN and Ethernet, as well as global managed CPE (Customer Premises Equipment) services, including Telepresence and managed security services.

Payments to and from Carriers

The Company has entered into telecommunication agreements with more than 1,600 foreign telecommunications administrations or carriers that govern the rates of payment by the Company for use of their facilities in connecting international calls, and by the foreign administrations or carriers to the Company for the use of its facilities in connecting international calls billed abroad.

The practice among carriers for settlement of traffic is based on commercial agreements reached between the carriers exchanging traffic. Based on the agreed upon rate negotiated with each foreign telecommunications administration or carrier, the Company makes payments to the administration or carrier for outgoing traffic and receives payments from such administration or carrier for incoming traffic. Settlements between the Company and the major carriers are generally made monthly, although settlements for long-term reciprocal traffic exchange relationships (otherwise referred to as bi-laterals) can be made quarterly or annually. Settlements are made on a net basis at the applicable settlement rate. Exchange of network capacity for the transport of voice and data traffic with other telecommunications service providers are recorded as non-monetary transactions and measured at the carrying value of the capacities exchanged by the Company.

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

License Fees and Tariffs

ILD and NLD Licenses

Under the Company’s ILD and NLD licenses, a license fee is payable annually in an amount equal to 7% (6% for April-June 2012) of the adjusted gross revenues from the Company’s ILD and NLD services.

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

The Company challenged the TDSAT conclusion in the Supreme Court of India, the outcome of which is currently pending. The Company, on the basis of external legal opinion, expects the Supreme Court of India to overturn the TDSAT conclusion and permit deduction of bandwidth and other similar network costs from revenues, retrospectively from fiscal 2003 and onwards in order to compute license fees.

In January 2008, DoT issued an additional license fee demand for fiscals 2003, 2004 and 2005 of  2,950 million for (a) additional payment of license fees of  829 million, (b) compounded interest of  912 million on unpaid license fees, (c) a penalty of  772 million and interest on the penalty of  386 million (together referred to as “penalty”) totaling  1,158 million (all of (a)-(c) aggregating  2,899 million), and (d) an excess claim of  51 million by DoT which has since been adjusted against the demands in subsequent years.

In January 2008, the Company made payment of  2,950 million which the Company recorded as license fees paid under protest. The additional license fees and interest totaling  1,741 million demanded by DoT has been accrued as liabilities by recognizing an expense. The accrued liability of  1,741 million has not been offset against the payment of  2,950 million pending the outcome of the Company’s challenge against the TDSAT conclusion in the Supreme Court of India, as the Company believes that its challenge will be successful in the Supreme Court of India and deduction of bandwidth and other network-related costs will be permitted for the purpose of computing license fees.

The Company has not recorded an expense and liability in respect to DoT’s claim for a penalty and interest on the penalty amounting to a total of  1,158 million as the Company believes that DoT’s claim will not be sustained. In accordance with the license agreement, a penalty and any interest on a penalty is payable to DoT only if the shortfall in license fees paid in any fiscal year is more than 10% of the license fees payable. The DoT terminated the Company’s exclusive right to provide ILD service in fiscal 2002 and granted a compensation of  793 million (as certified by the GoI’s auditors) to the Company (the compensation was paid by DoT in April 2008). In accordance with the license agreement, the compensation receivable from DoT should have been offset against the license fees, as the agreement permits the deduction of any amounts due to the Company from DoT from any amounts payable by the Company to DoT. The penalty was computed by DoT without offsetting the compensation of  793 million (US$ 16 million). Had the DoT offset the compensation due to the Company against the additional license fees claimed from the Company, consequent to the TDSAT’s conclusion, the license fees paid would have been short by less than 10% of the license fees payable in respect of those fiscal years.

The Company challenged the legality of the penalty provisions in the license agreement in TDSAT. TDSAT ruled in favor of the Company. Consequently,  1,158 million became refundable by DoT. Further, the Company filed a petition in TDSAT seeking it to direct DoT to refund the penalty amounting to  1,158 million, along with interest thereon at prevailing bank rates. The TDSAT accepted the Company’s contention and accordingly, on July 13, 2011 and October 18, 2011, ordered DoT to refund the penalty of  1,158 million along with interest. DoT has disputed both the orders of TDSAT and has filed an appeal against the order in the Supreme Court. However, the Supreme Court did not grant a stay against the TDSAT’s refund order.

Further the Company filed an execution-application in TDSAT for their order dated July 13, 2011 and October 18, 2011 for refund of  1,158 million along with interest. In response to the execution application, TDSAT in its order dated May 9, 2012, directed DoT to refund the amount within seven days’ time along with 9% interest from August 2011 till the date of payment. Accordingly, DoT has implemented the TDSAT order dated May 9, 2012 and refunded 2,262 million along with interest on June 7, 2012 to the Company. Out of the said refund, 1,158 million is the penalty and interest on penalty (paid by company to DoT in January 2008) and  1,104 million is the interest up to June 7, 2012. Accordingly the Company has adjusted the cash received against the amount paid under protest of  1,158 million. The interest amount of  1,104 million has been included under non-current liability, because the matter is pending in the Supreme Court of India. The Company does not expect resolution by the Supreme Court of India in the next 12 months.

In fiscal 2010, DoT completed its assessment for fiscal 2006 and raised a demand of  1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT, in its order dated August 19, 2010, held: (a) a license fee is not applicable on non-telecom income and other miscellaneous income; (b) penalty and interest is not applicable on a shortfall of a license fee; (c) a deduction in AGR for cost items is not allowed; and (d) a suo-moto inter-license adjustment by the licensee is not permitted. Therefore, the Company’s liability was reduced to  51 million (including interest) up to June 2013.

The DoT has filed an appeal in the Supreme Court against above mentioned judgment of TDSAT dated August 19, 2010 and currently the matter is pending in the Supreme Court.

On February 19, 2013, DoT issued license fee demand for fiscal year 2007 and 2008, based on special audit reports of auditors appointed by DoT. The total demand is for  1,931 million, being  929 million for fiscal 2007 and  1,002 million for fiscal 2008, including  1,021 million, being interest as on February 28, 2013. Further, the liability as on 30th June (including interest) is  2,018 million. However, the Company has challenged the said demand notice in the Madras High Court, which has vide its orders dated March 1, 2013, granted a stay-order against the said demand.

License fees under the ISP with Internet Telephony (Restricted) License

The Company pays an annual license fee to DoT under its ISP with Internet Telephony (restricted) license in an amount of 7% (6% for April-June 2012) of AGR. AGR has been defined as gross revenue including certain revenues and excluding certain charges. The Company paid license fees of approximately  114.70 million for fiscals 2011, 2012 and 2013, representing 6% of AGR, (7% with effect from July-2012 onwards) excluding income from non-licensed and financial activities, consistent with the Company’s position that it should be permitted to exclude non-ISP related revenue. The Company, however, has made a provision of approximately  114.70 million in the event DoT and TDSAT decide against the Company’s position.

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

Sales and Marketing

Global Voice Solutions

The Company’s GVS business unit is focused on international and India long distance voice solutions, which are provided to mobile operators, OTTs, cable companies and carrier customers. The GVS sales team is the primary interface with telecommunication operator customers throughout the world. The team is responsible for building relationships with local/regional service provider customers in order for them to sell voice solutions to their end users. The GVS sales team is also responsible for securing supply capacity in support of voice termination services around the world. The team comprises a global organization and maintain a local presence in key markets around the globe. The GVS product and business strategy team is engaged in new product development as well as managing existing product operations to meet customer and market requirements. In responding to changing market conditions, recently, GVS product has introduced new solutions to address challenges faced by Retail Service Providers (RSPs) while securing long-term voice business relationship with the Company. These solutions are considered unique in the market place as no major wholesale carrier players are offering similar solutions to RSP segment.

Global Data and Managed Services

Enterprise Data

The Company’s Enterprise data business unit provides a suite of managed network and connectivity solutions, managed services (including managed infrastructure) and application services to enterprises worldwide to meet their business needs and growth requirements with a focus on specializing in emerging markets. The business needs of enterprises are taken into consideration as our global product management organization develops launches and broadens enterprise services in all markets. Each region has a direct and an indirect (Channel Partner) strategy, and through well-defined strategies, the Company provides customized solutions that meet the needs of enterprise customers on a regional as well as global basis.

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

The SME unit primarily caters to SME business customers in India which primarily consist of small/home offices and small and medium sized enterprises. The large range of the products of this unit includes connectivity and collaboration solutions aimed at improving the productivity of small and medium businesses. The connectivity solutions include Internet leased line, broadband and Wi-Fi solutions, while the collaboration solutions include VoIP, hosted contact center, cloud based business application services and infrastructure as a service offerings. The products of this unit are standardized for mass usage as well as customized in the case of the medium enterprise customers. The channel sales business, with approximately 150 channel partners and serving medium enterprise customers, moved to the SME Unit from the Large Enterprise business in fiscal year 2012.

Global Carrier Solutions (GCS)

The Company’s GCS business unit brings connectivity, managed enterprise, and mobility solutions to service providers worldwide, including global telecommunications service providers, mobile operators, regional service providers, and national service providers such as cable operators and ISPs. As a strategic partner to service providers, GCS brings solutions to service providers to extend global reach both in network and services, expand service portfolio for new revenue streams, and enhance efficiency and profitability with managed services, The GCS sales team develops customer relationships through local regional teams, a Global Account Management team for major accounts with India and international requirements, and a sales desk for smaller accounts. To capture segment market opportunities, initiative teams such as Partner Services and Mobile Broadband are engaged to develop segment solutions and markets, working with the GCS strategy and marketing team.

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

Seasonality

Our main business is not significantly affected by seasonal trends.

Government Regulations

The business of the Company and its subsidiaries is subject to comprehensive regulation by various governmental bodies around the world, including in India, U.S., Europe and South Africa.

India

The Ministry of Communications and Information Technology of the GoI, through the Telecom Commission and DoT, is responsible for telecom policy and licensing in India. TRAI is responsible for ensuring that the interests of consumers are protected and nurturing conditions for the growth of telecommunications, broadcasting and cable services in a manner and at a pace that will enable India to play a leading role in the emerging global information society. The Company has ILD, NLD, Internet Telephony Service Provider, TV uplinking and unified messaging service licenses in India.

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

Canada

The Canadian Radio-television and Telecommunications Commission (CRTC) is the regulatory authority in Canada charged with regulating companies that provide telecommunications services to the public in Canada. Industry Canada is the federal ministry that regulates the use of wireless spectrum in Canada, it is also the ministry charged with licensing international submarine cable operators. The Company holds a Basic International Telecommunications Services license issued by the CRTC, which authorizes the Company to carry telecommunications traffic between Canada and other countries. The Company is also registered with the CRTC as a Reseller of Telecommunications Services; resellers sell or lease a telecommunications service, with or without adding value, provided by a Canadian Carrier to the Reseller. The Company also holds International Submarine Cable licenses as well as a number of earth station licenses for its earth stations that provide telecommunications services by means of satellites, issued by Industry Canada.

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

Asia-Pacific Region

The Company holds necessary telecommunications and other licenses that permit it to own and operate assets in key countries and regions, including Taiwan, Japan, Hong Kong, Malaysia and Singapore.

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

Organizational Structure

The Company is partially owned by some of the Tata group of companies. The Tata group consists of over 100 operating companies in seven business sectors: communications and information technology; engineering; materials; services; energy; consumer products; and chemicals. The Tata companies are part of India’s largest and most respected business conglomerates, with estimated revenues of approximately US$ 100.09 billion in fiscal 2012.

As of March 31, 2013, Panatone Finvest Limited, in conjunction with certain other Tata companies, held 50.03% of the outstanding equity of the Company, and the GoI held 26.12%. See “Item 4-History and Development of the Company”.

As of July 30, 2013, the Company and its subsidiaries (including its joint ventures/Equity Method Investees but excluding stock held for investment purposes only) included the following legal entities:

Tata Communications Limited
United Telecom Limited (Nepal Company) (26.66% held by TCL)
S&A Internet Services Private Limited
Tata Communications Transformation Services Ltd
Tata Communications International Pte Ltd
Tata Communications Payment Solutions Limited
Tata Communications Lanka Limited (90% held by TCL)
VSNL SNOSPV Pte Ltd
Tata Communications (Middle East) FZ-LLC
Tata Communications Services (International) Pte Ltd
Tata Communications (Australia) Pty Ltd
Tata Communications (Japan) KK
Tata Communications (Taiwan) Ltd
Tata Communications (Netherlands) BV
Tata Communications (Hong Kong) Limited
Tata Communications (Bermuda) Ltd
Tata Communications Services (Bermuda) Ltd
ITXC IP Holdings S.a r.l.
Tata Communications (Puerto Rico) Inc
Sepco Communications (Pty) Limited[4]
Neotel (Pty) Limited[3]
Number Portability Company (Pty) Ltd[7]
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
Tata Communications (Ireland) Ltd
Tata Communications (Canada) Ltd
TCNL 2 BV
Tata Communications (Portugal) Instalacao E Manutencao De Redes Lda[2]
Tata Communications (America) Inc
Tata Communications (Guam) LLC[1]
BitGravity Inc.[5]

Notes

1. 1% owned by Tata Communications (Netherlands) BV
2. 50% owned by Tata Communications (Netherlands) BV
3. 61.5 % holding by VSNL SNOSPV Pte Ltd
4. 67.66% holding by VSNL SNOSPV Pte Ltd
5. Tata Communications (America) Inc. owns 100% of the outstanding Series A Preferred Stock and 99.9999% of the outstanding Common Stock
6. Tata Communications Limited owns 5,400 Class A Shares (30% holding)
7. 20% holding by Neotel (Pty) Limited
8. Tata Communications (Netherlands) BV and Tata Communications (Hong Kong) Limited holds 1 share each

Significant Subsidiaries

Tata Communications International Pte Ltd.

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

Neotel (Pty) Ltd

Neotel was set up as South Africa’s Second National Operator in fiscal 2006. The Company was selected by the South African Government as a strategic partner to participate with a 26% effective stake and provides telecommunication solutions to South African businesses and consumers through the use of innovative technologies. Over the last four years, the Company has increased its effective stake in Neotel to 67.32% by acquiring shares from other partners in the joint venture, thereby assuming the position of majority shareholder in Neotel.

Neotel today employs almost 1,000 people and offers communication services to the wholesale, enterprise and consumer segments in South Africa. Neotel runs South Africa’s first next generation network and the country’s first CDMA network.

Property, Plant and Equipment

The Company’s operations are conducted from owned and leased properties in the various locations in which the Company and its subsidiaries conduct business. The Company’s property, plant and equipment which has a carrying amount of  3,205 million (US$ 59 million) are provided as security against the Company’s non-convertible debentures to the extent of  2,500 million (US$ 46 million). ZAR denominated loans of Neotel are secured against the non-current assets and current assets pertaining to Neotel.

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

The Company owns and operates eight specific fiber-optic cable systems: TGN-Eurasia, operating between Marseille and Mumbai, TGN-Gulf operating between Mumbai and Al Khobar in Saudi Arabia, with landings in Oman, UAE, Qatar and Bahrain; TGN-Pacific, an eight-fiber pair ring cable system between Japan and the West Coast of the U.S and a four-fiber pair linear submarine cable system from Japan to Guam; TGN-Atlantic, which is a four-fiber pair ring cable system between the East Coast of the U.S. and the UK; TGN-WER, which is a four-fiber pair ring cable system between Portugal, Spain and the UK; TGN-Northern Europe, which is a four-fiber pair linear system from the UK to the Netherlands; Tata Indicom Cable, which is a 3,100 kilometer eight fiber pair submarine cable system between Chennai, India and Singapore and TGN-Intra Asia, a wholly-owned four fiber pair linear submarine cable system connecting Singapore, Hong Kong, and Tokyo. The TGN-Intra Asia also directly connects to landing parties in Vietnam and in the Philippines through branching units.

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

The Company also has ownership in SEA-ME-WE4 a high capacity undersea cable system between France and Singapore which lands in 14 countries in Southeast Asia, the Middle East and Europe. Since going into service in 2005, this system has been upgraded three times and a fourth upgrade planned.

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

In order to further meet fast growing bandwidth and diversity requirements from Africa to Europe and the U.S., the Company has invested in a new submarine cable system between South Africa and Europe, linking Cape Town, South Africa to London, U.K. along with 12 intermediate landings on the west coast of Africa and Europe. The system known as WACS (West Africa Cable System) went in to service in fiscal 2013. The Company has secured IRU capacity in the PPC-1 (Pipe Pacific Cable 1) cable system that was completed and came in to service in late October 2009. The PPC-1 system provides direct connectivity from the Company’s cable station facility in Guam to Sydney, Australia, and will address the growing needs of Australia for bandwidth and diversity.

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

Points of Presence (PoPs)

The Company, either on its own or through collaborative arrangements with other carriers, has equipped nodes in the Americas, Europe, the Middle East, Africa and Asia Pacific to provide and support the Company’s suite of products and services globally. Our VPN coverage extends to 64 countries with 177 Global VPN (GVPN) PoPs and Network to Network Interface (NNIs) and, through our VNO capability, the Company extends service to over 194 countries. The Company also has over 220 IP Transit PoPs strategically located in over 30 countries and approximately 6,100 Gigabytes of IP backbone capacity that is spread over 6 continents. The Company is one of the top ten Global Tier 1 Providers and has one of the top ten Best Connected Networks with 4500 Petabits of internet traffic carried every month.

Property and Plant

In addition to the cables and PoPs described above, the Company’s infrastructure includes owned and leased property made up of cable station, colocation, rack and cabinet space in collocation centers in 20 countries with those material properties detailed below (Note: Telepresence rooms and Partnerships sites are excluded)

Square feet
Region
North America	894,379
Europe	378,688
Asia-Pacific	192,363

The Company also has two large earth station teleports in Canada to operate in the Atlantic and Pacific Ocean regions two small leased teleports in Denmark to operate in the Indian Ocean region and a satellite in Pennant Point, Canada accessing on the Atlantic region, which is not visible from Laurentides station. From these sites, it currently accesses more than 16 different satellites. Both the Company owned earth stations in Canada have more than 40 satellite antennas on their premise which includes 5 owned by Inmarsat but that are operated by Company’s personnel.

Voice Switches

For NLD traffic in India, the Company operates 12 voice switching facilities. For ILD traffic, the Company operates 16 Voice international switching facilities of which four are located in India, three in the U.S., two in each of Canada and South Africa (Johannesburg and Cape Town) and one in each of Madrid (Spain), London (U.K.), Frankfurt (Germany), Singapore and Sydney (Australia). All gateways route international traffic (including transit traffic) to and from the domestic telecommunications network using a combination of terrestrial fiber optic facilities, undersea cable links and satellite transmission facilities.

NGN

The Company has deployed and commissioned an NGN Voice network to cater to its NLD voice business. The infrastructure consists of soft-switches in Mumbai, Delhi, Chennai and Ernakulam India. The network was commissioned in July 2007 and its usage has now been extended to include international traffic.

Similarly, for its ILD traffic, the Company has deployed NGN Voice soft-switch components for international requirements in twelve locations (Los Angeles, Newark, New York, Montreal, Toronto, London, Madrid, Frankfurt, Sydney, Singapore, Johannesburg and Cape Town).

India Domestic Bandwidth Media, Access Network and Data Centers

Since 2002, the Company has deployed NLD connectivity with 216 points of presence on 81,790 segment wise STM-1 equivalent bandwidth. NLD augmentations have been implemented to meet the forecasted growth.

Wireless Access

The Company has deployed a wireless access network across India to address the last-mile access requirements of enterprise businesses. This wireless access network is based on state of the art WiMAX technology in licensed 3.3 -3.4 GHz band and unlicensed 5.8 GHz band. In all, 2,069 points of presence on wireless media are deployed covering 493 towns and cities within India. With this deployment, the Company now has an extensive wireless coverage reaching out to customers located deep in the market.

Data Centers

Tata Communications is one of the largest players in the data center business in India, with 11 facilities covering all the major cities in the country. In addition it operates 30 facilities in key commercial centers around the world. During fiscal 2013, the Company increased its capacity at Singapore TCX data center by about 10,000 square feet. The Company also undertook expansion projects in India in the cities of Mumbai, Bangalore and Pune and commenced building a new data center in Delhi to meet market growth requirements and added 15,000 square feet of data center space in these cities.

In addition to increasing data center capacity during fiscal 2013, the Company actively focused on offering public and private cloud services to its customers out of its data centers, besides Managed Hosting and Security Services. The Company today offers a range of Managed Services from its data centers that include colocation services, Managed Hosting Services, Managed Security Services, Public and Private cloud services. The Company’s Board of Directors has, in its meeting held on March 1 2013, approved a proposal to transfer the Company’s Indian Internet Data Centre (IDC) business into a wholly-owned subsidiary on a “going concern” basis, subject to obtaining approval of the shareholders and creditors of both the companies, and subject to receipt of the necessary approval from relevant regulatory authorities and from the Bombay High Court. For more details see “Item 4—Information on the Company History and Development of the Company”.

Non-India Domestic Bandwidth Media Carrying Voice, Data and IP Circuits

As of March 31, 2013, the Company operated a total of 1,666,964 international circuits supporting the Company’s voice and data services and products. Of the 1,666,964 international circuits, 1,063,493 circuits were used to support voice services and products. The remaining 603,471 circuits are a combination of backbone circuits connecting the Company’s extensive global data networks to provide data and enterprise voice services.

Satellites

In India, the Company has three satellite earth stations in operation. The Company operates a total of 15 Switched TDM voice circuits using one of these earth stations in India, resulting in a total of 15 equivalent 64 Kbps satellite channels. The Company also operates data circuits on these satellites for a total of 4 equivalent 64 Kbps satellite channels. The Company also has three large earth station teleports in Canada and one small leased teleport in Europe. From these sites, it accesses more than 7 different satellites and also has extra antennas that can operate on different satellites if required.

Neotel (Pty) Ltd

Neotel has its head office located at 144 Old Pretoria Road, Midrand, Johannesburg. Neotel owns this property and uses it for administrative purposes. The rest of Neotel’s operations are conducted on leased premises situated throughout South Africa. In South Africa, Neotel operates two of the region’s leading data centers, situated in the two main commercial centers, and offers colocation and managed hosting services for carriers and enterprises. The two data centers jointly offer potential expansion to a total of 86,000 square feet. With over 479 points of presence, the Company’s IP core network enables a range of services which include traditional TDM voice, VoIP, private leased circuits, IP VPN, Internet access, Global Ethernet, data centers, colocation, managed network, managed services, managed hosting, and other IP-related services. The Company has deployed and commissioned a NGN Voice network to cater to its NLD voice business (wholesale and retail). The NGN infrastructure consists of two soft-switches, one in Johannesburg and one in Cape Town, South Africa. For its ILD traffic, Neotel has integrated its NGN with the Company’s international NGN at two integrations points, Johannesburg and Cape Town. Neotel has one satellite earth station in operation with 8 dishes operating in KU band and C band.

Other Facilities

The Company’s infrastructure includes various facilities used primarily for its various specialized and value-added Enterprise and Internet services. As of March 31, 2013, the Company owned a high capacity underground fiber optic cable across India, approximately three earth stations, and terrestrial communication links connecting the domestic switches with cable stations and a variety of hardware used in more than 160 cities in India for the Company’s 294 IP PoP’s in India. As of March 31, 2013, the Company has a high capacity underground fiber optic cable national network of about 49,000 route kilometers.

Demerger of Surplus Land

Under the terms of the Share Purchase Agreement (“SPA”) and Shareholders’ Agreements (“SHA”) signed between the GoI and Panatone Finvest Limited (the parties) at the time of disinvestment, it was agreed that certain identified lands would be demerged into a separate company. It was further agreed that if, for any reason, the Company cannot hive off or demerge the land into a separate entity, alternative courses that were also stipulated in the SHA would be explored. A draft scheme of demerger was presented to the Board in April 2005, which was forwarded to the GoI with the Board’s observations. The Board and the Company’s management have also been exploring other alternatives with the GoI and Panatone Finvest Limited. The Company has been regularly following up the matter with the GoI and has addressed several communications to both the GoI and Panatone Finvest Limited, highlighting the urgency for resolution and also the need for non-debt funding.

The GoI wrote a letter to SEBI on May 28, 2013 in connection with the minimum public shareholding requirement. In the said letter, while requesting for extension of time by six months for the Company to become compliant with the minimum public shareholding requirement and stated that the agreement for acquisition of 51.12% Shares in Hemisphere Properties India Limited (“HPIL”) (which will hold the demerged/surplus land) had been finalized and on execution of the agreement, HPIL will become a GoI Company. The GoI also stated that the scheme of arrangement of demerger of surplus land would be placed shortly before the boards of the Company and HPIL for ratification.

In June 2013, the GoI vide letter addressed to Panatone Finvest Limited (“Panatone”) had communicated that the shareholder’s agreement and share purchase agreement (collective known as ‘agreements’ elsewhere in this paragraph) for acquisition of shares in HPIL has been approved by the Ministry of Communications and Information Technology in the form enclosed with the letter. The letter also stated that the date of execution of these agreements would be finalized in consultation with Panatone in due course of time. Panatone vide a letter in June 2013 addressed to GoI has sent to the GoI three copies of these agreements signed by Panatone and conveyed that GoI and Panatone would need to deliberate on the manner in which the initial shareholding of HPIL of 50,000 shares should be dealt with and suggested that both the parties should transfer at par value of this shareholding of 50,000 to Tata Communications Limited. In another letter in July 2013 to GoI, Panatone Finvest Limited has enquired with GoI whether these agreement signed and forwarded to GoI in July 2013 have been counter-signed by relevant GoI authority. Through the said letter Panatone also enquired with GoI as to whom the share certificates and transfer forms should be sent and from whom in the GoI, Panatone should collect the agreed payment for the shares. It is understood that GoI is yet to revert.

The land identified under the SHA for demerger at different locations in India measured 773.13 acres. The VSNL Employees Cooperative Housing Society, Chennai (the Society) moved the Honorable Delhi High Court in respect of their long pending issue of the transfer of 32.5 acres of land situated at Padianallur, Chennai, which was part of the identified surplus land. According to the order of the Honorable High Court and as per the advice of the GoI, the said 32.5 acres of land was transferred to the Society was completed in July 2009. Thereafter, Panatone Finvest Limited has written to the GoI to exclude the 32.5 acres of land so transferred to the Society, from the 773.13 acres mentioned in the SHA as the land identified to be demerged. The current balance of surplus land is 740.63 acres having a book value of  1.63 million (US$ 0.03 million).

Cyber Security

The Company offers services such as data, voice and managed services, including VoIP solutions, which are vulnerable to cyber security risks not found on the traditional voice network. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and DDoS attacks. The Company’s corporate network may also be vulnerable to such attacks.

The Company has implemented various measures to mitigate these cyber security risks, which are briefly described below:

The Company continuously monitors its core network devices for evidence of DDoS attacks, and mitigates them when detected. We have deployed firewalls and intrusion protection systems (IPSs) at the perimeter of our network to prevent malicious attacks from entering the network through vulnerable services. Our 24×7 Security Operations Center (SOC) analyzes perimeter defense logs to identify intrusion attempts, and our Security Incident Response Team (SIRT) responds to security incidents reported within the organization and notifies the relevant stakeholders.

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

Tata Communications Limited 20-F Iran Disclosure, Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITR Act”), which added Section 13(r) to the Securities Exchange Act of 1934, we are required to disclose whether Tata Communications Limited (“TCL”) or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the U.S. by non-U.S. entities and even when they were conducted in compliance with applicable law1. Our disclosures for fiscal year ended March 31, 2013 are below.

As noted above, TCC had a contractual relationship with the Telecommunication Infrastructure Company of Iran (“TIC”). TCL had a contractual relationship with TIC as well. Both TCL and TCC terminated their contractual relationships with TIC via letters dated January 5, 2013 and January 17, 2013 respectively. Both contract terminations were effective on or before February 5, 2013. As such, the Company believes it has satisfied the requirements for the safe harbor under Section 218 of the ITR Act. Prior to the termination of the contractual relationships, both TCC and TCL had been involved in long-term relationships with TIC, and its former parent company the Telecommunications Company of Iran (“TCI”). The history of these relationships dates back decades, as the companies or their predecessors have been primary telephone operators in the international long distance market in their respective countries. On November 20, 2007, the Company was advised, pursuant to a general notification issued by TCI, of its pending reorganization and privatization by the Iranian government and that “since the ownership of Iranian International Switching Center has been transferred to the state-run TIC, all telecommunication activities such as Total Accounting Rate (TAR), Hubbing Services, Signaling Services will be performed by TIC.

Prior to this privatization, TIC was a wholly owned subsidiary of TCI. As of the privatization in 2008, TIC has operated and continues to operate as part of the Iranian Ministry of Information and Communications Technologies.

The contract between TCC and TIC (“the TCC/TIC contract”) involved the provision of fixed and mobile voice services, including IDDD (International Direct Distance Dialing), HCD (Home Country Direct), ITFS (International Toll Free Service), Operator and ISDN (Integrated Services Digital Network) traffic. The contract, a Total Accounting Rate (“TAR”) Agreement, sets out differential rates based on the volume of the bilateral voice termination traffic, i.e., from TCC to TIC and from TIC to TCC, and it covered all countries, except for India. The contract between TCL and TIC (“the TCL/TIC contract”) only pertained to the exchange of international voice traffic between India and Iran.

On November 11, 2011, the Government of Canada issued new sanctions against Iran under its Special Economic Measures Act (the “Canadian Iran Regulations”). Of relevance to the TCC/TIC relationship, the new sanctions contain explicit prohibitions on the provision of financial services: (i) to any person in Iran; (ii) from any person in Iran; (iii) for the benefit of any person in Iran; or (iv) on the direction or order of any person in Iran2 . The Canadian Iran Regulations contain grandfathering provisions that exempt from this prohibition those financial services required to be provided further to contracts “entered into before November 22, 2011”3 . The TAR Agreement at issue with TIC was last amended on August 30, 2011, prior to the grandfathering date of November 22, 2011.

On September 17, 2012, TCC sought permission from the Canadian regulator, the Minister of Foreign Affairs, to be allowed the opportunity to obtain payment from TIC for telecommunications services rendered up to the end of 2012 . TCC stated that while it believed that the contract with TIC, since it was entered into prior to November 21, 2011, was exempt from the restriction on conducting financial services with entities in Iran, it was making this filing out of an “abundance of caution.”

[1]	31 CFR § 560.508 (“[A]ll transactions of common carriers incident to the receipt or transmission of telecommunications and mail between the United States and Iran are authorized.”) This “telecommunications exception” to the Iranian Transactions Regulations and Sanctions, as amended, authorizes the provision of telecommunications services between the US and Iran without an OFAC license. Additionally, as part of the Foreign Relations Authorization Act, Fiscal Years 1994 and 1995, Congress amended Section 203(b) of International Emergency Economic Powers Act (“IEEPA”) to incorporate the so-called Berman Amendment, which in this context would permit U.S. companies or their foreign subsidiaries to provide telecommunications services between foreign countries and Iran without obtaining a license from OFAC. See 50 USC § 1702(b).
[2]	See s. 5(d) of Canada’s Special Economic Measures (Iran) Regulations.
[3]	See s. 5(d)(i) of Canada’s Special Economic Measures (Iran) Regulations.

On October 17, 2012, the Minister of Foreign Affairs, in a letter ruling, deemed that a permit was not required for TCC to obtain payment from TIC. Since TIC still had a substantial balance due to TCC, TCC attempted to secure payment of this balance from TIC. These efforts resulted in TCC waiting until February 5, 2013 to terminate services to TIC, but those collection efforts did not prove to be successful. As described above, both TCC and TCL terminated services to TIC on or before February 5, 2013.

During the fiscal year ended March 31, 2013, gross revenues and net profits attributable to the TCC/TIC agreement, for TCC as a customer of TIC services,4 were, US$ 94,570 and US$ 22,788 respectively. During the fiscal year ended March 31, 2013, gross revenues and net profits attributable to the TCC/TIC agreement, for TCC as a supplier of services to TIC, were, US$ 41 and (US$ 65) respectively. During the fiscal year ended March 31, 2013, gross revenues and net profits attributable to the TCL/TIC agreement, were, US$ 331,954 and US$ 115 respectively.

To our knowledge, none of the services provided by the Company to Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Moreover, the services provided by the Company to Iran are specifically authorized under the Iranian Transactions and Sanctions Regulations or the Berman Amendment. Finally, the limited magnitude of the revenue amounts supports the conclusion that the sums involved would not likely have been significant enough to be used by the Government of Iran to fund human rights abuses.

ITEM 4 A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations for the fiscal years ended 2011, 2012 and 2013 and the financial condition of the Company as at March 31, 2012 and 2013 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in this Annual Report prepared in accordance with US GAAP. The Company’s fiscal year ends on March 31 of each year, and therefore all references to a particular fiscal year are to the twelve months ended March 31 of such year.

Introduction

The Company is a facilities-based service provider of a broad range of integrated communications services. The Company generates revenue from three business segments: GVS, GDMS and South Africa Operations.

Global Voice Solutions

The Company is one of the world’s largest ILD voice players with an approximately 19% market share. The Company owns and operates international networks with coverage in more than 200 countries and territories and maintains direct and bilateral relationships with leading international voice telecommunication providers. Traffic in and out of India continues to represent a significant portion of the Company’s ILD Voice segment and the Company is a market leader in terms of the volume of inbound termination of calls to India. In fiscal 2013, the Company carried more than 53.7 billion minutes of ILD voice traffic and more than 8.3 billion minutes of NLD voice traffic.

Over the past several years, the global voice market has experienced an increase in traffic volumes as a result of significant growth in telephone density in developing countries and high growth rates in the number of cellular subscribers worldwide. However, during recent years the volume growth has stabilized around 4% to 5% due to alternative methods of communications options available to consumers.

In India, where the Company is a significant player in ILD voice services market, the telecom market is growing rapidly and is expected to be more than 92 billion minutes by fiscal year 2016 compared with 83 billion minutes in fiscal 2013. According to the latest figures from TRAI, as of March 31, 2013, India’s mobile subscriber base stood at 861 million as on March 31 2013, having declined by 6% from 919.17 million as of March 31, 2012, while the fixed-line subscriber base declined by 6% from 32.17 million as of March 31, 2012, to 30.36 million as of March 31, 2013. The broadband subscriber base reached 15 million as of March 31, 2013 having increased by 9% from 13.79 million as of March 31, 2012. In summary, the telecom landscape continues to evolve and operators such as our Company will have to constantly transform themselves to remain competitive by addressing new market segments.

The ILD and NLD voice markets continue to be businesses of scale, with constant pressure on prices and margins. The economic downturn has further increased the pressure on prices for international voice calls. Alternate services, including OTTs such as Skype and Google, are growing in popularity and have added to this pressure. Mobile communications continue to grow in relation to fixed voice and there is an increasing use of Voice over Internet Protocol (VoIP) in providing new services evolving in the market.

Emerging technology trends and evolving user applications are the driving force of the Company’s new solutions and services to address the challenges and needs of retail service providers such as Mobile, Cable operators and OTTs. To address the new age of communications and challenges of target customers, the Company is focused on developing solution catering to specific customer segments.

The Company is focused on emerging markets in the Middle East, Africa and Asia region to address the growing needs of new and upcoming Retail Service Providers (RSPs) to adopt Next generation services, by offering infrastructure services under the name of Voice Business Applications. A major focus is to build a long-term partnership with the customers, by offering solutions to address their margin pressure as well as incremental revenue generating opportunities by cross leveraging other Business Units solutions into the wholesale segment.

[4]	TCC both supplied traffic for termination to TIC and received traffic for termination from TIC therefore it was both a customer and supplier of services.

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

Internationally, increasing costs of capital have resulted in the delay and cancellation of private data center facilities, driving more purchases of data center colocation and hosted computing services from external service providers. The Company is one of the largest players in the data center business in India. In September 2010, the Company also announced the opening of its state-of-the-art TCX data center in Singapore, built to meet the growing IT outsourcing needs of enterprises in Asia Pacific. It has a total of 66,000 square feet of data center space and provides increased capacity for both domestic and international firms, bringing cost and resource efficiencies as well as greater IT service availability and performance. The Company’s global and India managed hosting services are aggressively supporting this direction. Along with managed hosting there is an increasing trend on global as well as Indian enterprises to outsource telecom services on a “managed” basis. The Company has over the years developed other managed services like managed security services, Telepresence and Infrastructure as a Service which enables the Company to capitalize on these emerging trends in the enterprise space. These managed services also enable enterprises to reduce costs of in-house telecom teams and at the same time enable the Company to capture a higher portion of the overall telecom spend of enterprises.

The Company endeavors to continuously develop new products and services to enhance value for its customers. With this in mind, in fiscal 2011 the Company made certain investments in the cloud computing, media and entertainment spaces. In the media and entertainment space, in 2008, the Company entered into a strategic alliance with an award-winning content delivery network (CDN) company, BitGravity. In February 2011, the Company completed its acquisition of a majority interest in BitGravity. This acquisition strongly complements the Company’s global media and enterprise strategy by a complete solution mix—hosting, storage, security and now end to end delivery. The addition of BitGravity’s product portfolio and its employee skill set further accelerates the delivery of new features and services to the Company’s customers. The Company has also made investments in the cloud computing space to deliver self-service, pay-as-you-use IT application and data center infrastructure services, accessed through the Internet with the launch in fiscal 2011 of its cloud offerings—InstaComputeTM in India and Singapore. InstaComputeTM is an IaaS offering that is secure, elastic and on-demand. Computing and storage resources are delivered to businesses over the Company’s IP backbone and MPLS networks, as and when they need them. The Company plans to extend these offerings to Europe, the U.S. and South Africa. The Company has also combined its next generation managed security solutions with superior Internet leased line products, and launched its Internet Clean Pipe Solution for small and medium business segments.

As part of Company’s Media Management services, it provides Media Management Solution Suite that enables the collaboration, storage and transformation of media content amongst the players in the media ecosystem. Media Management is an evolution of the earlier Mosaic concept wherein the company has defocussed from coding or creating new platforms and instead focused on technology partnerships to create services. The Media Movement portfolio focusses on movement of live or file based content globally. Video connect is the flagship product of Media movement solution suite which focusses on live broadcast contribution and distribution feeds.

The global data market is undergoing rapid changes. With the growing need for bandwidth around the world, there continues to be growth in the demand for submarine cable capacity. The Company also announced the completion of two major cable projects—TGN-Eurasia, connecting India to Europe, and TGN-Gulf, connecting five Middle Eastern countries to the Company’s global network. TGN-Eurasia also completes the Company’s fully owned fiber ring around the world. Tata Communications is one of the world’s leading carriers of Internet traffic and is a global Tier 1 IP provider with an over six Terabit per second (Tbps) meshed network built on 10G backbones. Traffic on the IP-transit network grew by 40% over the past year. Availability of large capacity in line with market growth and diversity to provide continuity of services in the event of cable cuts due to acts of man or nature continues to be an important driver of this growth. The addition of these new cables presents both investment opportunities as well as downward price challenges.

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

Also over the past five years the Company has focused on creating its competitive differentiator in emerging markets. Leveraging its strong base in one of the fastest growing emerging markets of India, the Company has further expanded its presence in other emerging markets like the Middle East, South Africa and parts of Asia. Increasing commerce between developed countries and emerging markets in the post slow down era has resulted in an increased need for telecom connectivity to and from emerging markets. The Company is thus in a competitive position to serve the needs of enterprises to and from emerging markets and going ahead the Company expects to continue investing in emerging markets to further strengthen its position. The Company’s future commitments to its initiatives in emerging markets, including its interest in Neotel, are expected to have a positive impact on its financial results and condition going forward. The Company regularly monitors the additional funding requirements in all its markets, including emerging markets. The Company believes that it has the ability to meet all its expected requirements appropriately, duly complying with its debt covenants, as applicable.

South Africa Operations

South Africa Operations are carried out by the Company’s subsidiary Neotel, which offers wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market and telephony and data services for retail customers in South Africa. The South African fixed line telecom market is currently valued at US$ 6.2 billion and is projected to grow to US$ 8 billion by 2017, as per the market survey indicators provided by the BMI-T (Business Market Intelligence TechKnowledge) Group. Neotel was set up as South Africa’s Second National Operator in 2005-2006. The Company was selected by the South African Government as a strategic partner to participate in the South African telecom market with 26% effective stake and provide best practice, cost effective telecommunication solutions to South African businesses and consumers through the use of innovative technologies. The Company has been increasing its stake in Neotel and held 67.32% as of March 31, 2013. Neotel is South Africa’s first converged, voice and data communications network operator. It provides a range of value-added voice and data services for businesses, wholesale network operators and providers and consumers using its pure-IP Next Generation Network, powered by Neotel’s high-performance fiber optic backbone. Neotel connects the major centers in South Africa to each other and to the world, directly linking the country to the Company’s global Tier 1 network.

New Growth Opportunities

TCTSL

With the increasing need for reducing costs, several carriers around the world are looking to rationalize costs and relocate some of their business processes. They are also looking to improve operating efficiencies and network/infrastructure productivity. Leveraging its operating expertise across a wide variety of technology platforms as well as its global experience in different developed and emerging markets around the world, and its relationships with these carriers, the Company is seeking to cater to this need. This initiative is being implemented through Tata Communications Transformation Services Limited (“TCTSL”), a wholly-owned subsidiary in India. Through its world-class delivery centers in Pune and in Chennai, TCTSL provides business transformation, telecom BPO and consultancy services to telecommunications carriers around the world. TCTSL delivers solutions for all stages of the carrier processes and operations, such as network engineering, design, implementation and operations. TCTSL operations are totally independent, ensuring full confidentiality in managing the business processes of its customers. TCTSL employs approximately 1,360 people.

TCPSL

In order to capture emerging opportunities in the banking and financial services sectors, the Company formed Tata Communications Banking InfraSolutions Limited (“TCBIL”) in February 2008, as its wholly-owned subsidiary. During fiscal 2013, TCBIL has undergone a name change and is now called Tata Communications Payment Solutions Limited (“TCPSL”). With a highly experienced team of professionals from the banking and financial services industry, TCPSL commenced commercial operations in April 2009. TCPSL provides infrastructure solutions to the banking industry, including services relating to establishing and operating Automated Teller Machines (ATMs), Electronic Transaction Processing Solutions (ETPS), Check Truncation Services (CTS), and Core Banking Solutions (CBS). During fiscal 2013, TCPSL reached the milestone of managing over 13,000 ATMs, making it one of the largest players in this growing market in India. In August 2012, TCPSL signed a milestone contract to deploy and manage nearly 14000 ATMs for all public sector banks across various states in India. In May 2013, TCPSL became the first company to receive The Reserve Bank of India (RBI) approval to set up and operate white-label ATMs (WLAs) in India. White-label ATMs are automated teller machines operated and managed by entities that are not banks and can be used by the customers of all banks.

Other Acquisitions

As discussed above and elsewhere in this Form 20-F, the Company has completed several acquisitions. See “Item-4 Information on the Company History and Development of the Company”. The Company sees a growing proportion of its revenues from its international operations and these acquisitions can and will have a significant impact on this trend.

Operating Results

Fiscal Year 2013 Compared to Fiscal Year 2012

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2012 and 2013:

	2012		2013			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US$ (in million)	% of revenues	(in million)%
Operating Revenues	139,885	100.00	171,800	3,151	100.00	31,915	22.82
Cost of Revenues and Other Operating costs	(139,327)	99.60	(172,029)	(3,156)	100.13	32,702	23.47
Non-operating income/(expense), net	4,678	3.34	(4,864)	(89)	2.83	9,542	203.98
Income tax (expense) / benefit	(5,138)	3.67	(2,028)	(37)	1.18	(3,110)	(60.53)
Dividend tax	(92)	0.07	(92)	(2)	0.05	—	—
Share in net loss of equity method investees	(944)	0.67	(234)	(4)	0.14	(710)	(75.21)
Net income/(loss) attributable to non-controlling interest	4,250	3.04	1,152	21	0.67	(3,098)	(72.89)
Net income (loss)	3,312	2.37	(6,295)	(116)	3.66	(9,607)	(290.06)

Revenue

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2012 and 2013:

	2012	2013		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Telephone:
ILD and related products	65,261	82,779	1,518	17,518	26.84
NLD	2,980	2,756	51	(224)	(7.52)
Corporate data transmission:
Leased circuits and IRUs	13,015	16,446	301	3,431	26.36
Internet leased lines	5,898	7,265	133	1,367	23.18
Internet (including Corporate IP Transit)	6,170	7,011	129	841	13.63
Internet Data Center	3,503	3,781	69	278	7.94
South Africa Operations	14,967	18,848	346	3,881	25.93
Other	28,091	32,914	604	4,823	17.17
Total	139,885	171,800	3,151	31,915	22.82

Telephone

ILD Revenue

ILD with related products constitutes the single largest revenue stream of the Company with 48.18% and 46.65 % of revenues in fiscal years 2013 and 2012, respectively. Globally, during fiscal 2013, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2013, globally, Tata Communications carried over 53.7 billion minutes of international voice traffic, a growth of about 15% over the previous fiscal year. Traffic to and from India has grown from about 17 billion minutes in fiscal 2012 to about 22 billion minutes in fiscal 2013 and was a significant contributor for the increase in revenues. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space.

The Company’s strategic solution offers enable providers to leverage the Company’s scale and routing expertise while reducing their exposure in the low-margin, high-risk international voice termination business. Company has successfully deployed solutions to address specific needs of market segments, resulting in increased share of sticky voice traffic on yearly basis. The Company is uniquely positioned to be the pioneer in solutions segment, as none of the competing wholesale carriers have a comparable product portfolio in this segment. The Company is also focused on developing a wholesale version of some of the successful enterprise business unit solutions to enable the customers to offer white label solutions in their home market.

NLD Revenue

NLD is a revenue stream that is generated by the Company’s India operations. NLD volumes decreased by 2% in fiscal 2013 over fiscal 2012. Due to the shrinking addressable market revenues decreased by 7.52% in fiscal 2013 due to a decrease in net revenue per minute along with a reduction in volumes. New telecom licensees rolled out their services in fiscal 2012 resulting in the addressable market for the Company shrinking further. Gross revenues per minute decreased to  0.33 (US$ 0.006) in fiscal 2013 as compared to  0.35 in fiscal 2012 due to price erosion across the telecom industry.

Increased competition through the issue of new NLD licenses by DoT in past years, along with other regulatory initiatives, has reduced the gap between NLD and local tariffs. The Company has a strong network infrastructure and interconnect agreements with all basic and cellular mobile service operators in India to carry NLD traffic to and from their networks. However, the Company is dependent on getting traffic from these access providers, many of whom have already acquired their own NLD licenses. While increased competition in the long distance space affects our business, it also opens up opportunities to share the Company’s network infrastructure with new licensees. DoT permitted sharing of active infrastructure in fiscal 2011. The National Telecom Policy announced in 2012 will open up greater opportunity for the Company to expand the addressable market, but the timeline for implementing the same is ambiguous at the moment.

Corporate Data Transmission

Leased Circuits and IRU Revenue

Revenue from leased circuits (international and national) and IRUs, which form a substantial part of the revenue generated by our GDMS segment, increased from  13,015 million in fiscal 2012 to  16,446 million (US$ 301 million) in fiscal 2013. The increase was predominantly due to growth in revenues from other service providers and the addition of new circuits. These services contributed approximately 9.57% and 9.30 % in fiscals 2013 and 2012, respectively, of the Company’s total revenues.

Internet Leased Lines Revenue

Revenues from Internet leased lines increased from  5,898 million in fiscal 2012 as compared to  7,265 million (US$ 133 million) in fiscal 2013. The increase was predominantly due to growth in revenues from enterprise customers and the addition of new circuits.

Internet Revenue

Internet revenues increased from  6,170 million in fiscal 2012 as compared to  7,011 million (US$ 129 million) in fiscal 2013. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately  5,930 million (US$ 109 million) in fiscal 2013 from  5,591 million in fiscal 2012 mainly due to the Rupee weakening against the Dollar during fiscal 2013 as all the revenue is in USD.

Broadband revenues have decreased to  1,026 million (US$ 19 million) in fiscal 2013 from  1,312 million in fiscal 2012 as there was more churn of broadband retail customers due to a focus on broadband services to small and medium businesses across India. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

Internet Data Center

Internet data center revenues have grown to  3,781 million (US$ 69 million) in fiscal 2013 from  3,503 million in fiscal 2012 mainly due to an increase in the Company’s data center capacity globally and increased sales to customers.

South Africa Operations

Our South Africa Operations revenue stream is generated by Neotel. It contributed 10.97% of the Company’s total revenue in fiscal 2013. Revenue for fiscal 2012 represents revenue from May 30, 2011. Neotel offers communication services to the wholesale, enterprise and consumer segments in South Africa and runs South Africa’s first next generation network and the country’s first CDMA network. Neotel had approximately 4,150 business customers and 161,000 retail customers at the end of fiscal 2013.

Other Revenue

Other revenue increased from  28,091 million in fiscal 2012 as compared to  32,914 million (US$ 604 million) in fiscal 2013 mainly due to an increase in revenues of VPN, Global roaming, Ethernet, hosting and O&M services and Frame Relay and MDNS services. VPN revenues have grown to  4,984 million (US$ 91 million) in fiscal 2013 from  4,212 million in fiscal 2012. Global roaming services contributed  4,543 million (US$ 83 million) in fiscal 2013 as against  4,194 million in fiscal 2012. Hosting, Ethernet, TV uplinking and O&M revenue contributed  7,936 million (US$ 146 million) in fiscal 2013 as against  6,389 million in fiscal 2012. Revenue from frame relay and MDNS services were  414 million and  528 million (US$ 10 million) for fiscal 2012 and 2013, respectively due to higher revenues from existing customers. Revenue from these services accounted for 19.16% of the Company’s total revenue in fiscal 2013 as compared to 20.08 % in fiscal 2012.

Operating Costs

The following table sets forth information regarding the Company’s operating costs for the fiscal years ended March 31, 2012 and 2013.

	2012	2013		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Network and transmission costs
Interconnect charges	74,018	91,680	1,682	17,662	23.86
Rent of landlines	144	111	2	(33)	(22.92)
Space segment utilization charges	111	18	0	(93)	(83.78)
Other transmission costs	2,644	3,107	57	463	17.51
Total	76,917	94,916	1,741	17,999	23.40
License fees	928	1,387	25	459	49.46
Other operating costs including depreciation and amortization	61,482	75,726	1,390	14,244	23.17
Total operating costs	139,327	172,029	3,156	32,702	23.47

Network and Transmission Costs

Network and transmission costs increased by 23.40% in fiscal 2013 over fiscal 2012 primarily due to increase in ILD traffic. As a percentage of revenue, network and transmission costs increased to 55.25% in fiscal 2013 from 54.99 % in fiscal 2012.

Interconnect charges increased by 23.86% in fiscal 2013 over fiscal 2012. As a percentage of revenue, interconnect charges increased from approximately 52.91 % in fiscal 2012 to 53.36% in fiscal 2013. The increase in fiscal 2013 was mainly due to the growth in ILD traffic. The Company operates in global markets where the pricing of its products and services is extremely competitive, impacting the cost to revenue ratio.

In fiscal 2013, rent of landlines decreased by 22.92% over fiscal 2012. As a percentage of revenue, rent of landlines decreased from 0.10% in fiscal 2012 to 0.06% in fiscal 2013. The decrease was due to reduction in off-net charges because of a decrease in average cost per E1 (2MBPS circuits) leased by the Company (  3,292 per E1in fiscal 2013 as against  4,966 per E1 in fiscal 2012).

The Company continues to rationalize its space segment utilization charges by surrendering surplus capacity and utilizing its fiber optic cable infrastructure for carrying voice and data traffic. The space segment utilization charges have decreased by 83.78% in fiscal 2013 as against a decrease of 45.85 % in fiscal 2012. As a percentage of revenue, space segment utilization charges decreased from 0.08 % in fiscal 2012 to 0.01% in fiscal 2013 due to such cost rationalization.

License Fees

The license fee payable by the Company to DoT is 7% (6% for April-June-2012) of adjusted gross revenues (AGR). The GoI defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the GoI. As explained in Item 4 above, we have certain disputes with the GoI over the calculation of AGR and therefore of license fees. The total amounts paid for ILD, NLD and ISP license fees for fiscals 2013 and 2012 were  1,387 million (US$ 25 million) and  928 million, respectively. However, from April 1, 2013, DoT has increased the fees for ILD, ISP (IT) & NLD licenses from 7 % to 8%. License fee rates under ISP licenses have been fixed at 4% from July 1, 2012 and 8% from April 1, 2013.

As part of the compensation to the Company for the early termination of its exclusivity in providing ILD services, the GoI provided that the Company would be refunded 10% of the license fees it paid towards NLD services for the first five years (i.e., from fiscal 2002 to fiscal 2006). Accordingly, the Company has taken a net charge of 5% of the revenues from NLD services in its financial statements and recorded a receivable from the Government of 10% of the license fees for that period. Out of the total claim of  802.80 million,  793.10 million was reimbursed by DoT. The balance of the claim of  9.70 million is pending with DoT. The Company has requested that DoT refund the balance of the claim.

Other Operating Costs

Other operating costs increased by 23.17% in fiscal 2013 over fiscal 2012. The increase in other operating cost in fiscal 2013 was primarily due to organizational growth and certain initiatives taken by the Company to enhance its long term efficiency. As a percentage of revenue, total other operating costs increased from 43.95 % in fiscal 2012 to 44.08% in fiscal 2013. Details of some of the components of other operating costs were as follows:

•

Depreciation and amortization charges increased from  18,329 million in fiscal 2012 to  20,557 (US$ 378 million) in fiscal 2013 primarily due to capitalization of undersea cables. In fiscal 2013, the Company and its subsidiary (Tata Communications International Pte Ltd.) has reassessed the useful economic life of undersea cables and has revised the useful life of undersea cables from 15 years to 20 years and batteries from 8/12 years to 4 years. The change in useful lives mainly relates to undersea cables because of technological advancement of certain equipment enabling the existing undersea cable carry higher capacity traffic for additional period of time. This has resulted in lower depreciation charge of  1,020 million (US$ 19 million) (net) for the year. Net additions in property, plant and equipment (PP&E) and intangible assets decreased from  64,735 million during fiscal 2012 to  23,635 million (US$ 434 million) during fiscal 2013. The effective rate of depreciation on PP&E was 8.27 % and 8.25% in fiscal 2012 and fiscal 2013, respectively. Because of the investments in undersea cable assets, rollout of networks and other PP&E, the Company expects its depreciation charge to increase in the foreseeable future.

•

Manpower costs constituted about 32.69% and 34.41% of other operating costs in fiscal 2013 and fiscal 2012, respectively. These costs increased by 17.64% in fiscal 2013 as against an increase of 27.54 % in fiscal 2012. The increase in fiscal 2013 was primarily due to increments given during the year and a one time expense amounting to  854 million (US$ 16 million) on account of around 300 positions in the Company becoming redundant due to certain organizational changes to align to the Company’s current and prospective business requirements. As of March 31, 2013, the Company had a total of 7,673 employees, of which 5,453 employees (71.07%) were based in India. Outsourced manpower costs increased by 26.32% from  1,882 million in fiscal 2012 to  2,378 million (US$ 44 million) in fiscal 2013. Outsourced manpower costs constituted about 3.14% and 3.08% of other operating costs in fiscal 2013 and fiscal 2012.

•

Repairs and maintenance costs constituted about 11.28 % and 10.78 % of other operating costs in fiscal 2013 and fiscal 2012, respectively. These costs increased by 29.64% in fiscal 2013 as against increase of 35.45 % in fiscal 2012. Increase in fiscal 2013 is mainly due to increase in repairs & maintenance charges on plant and machinery.

•

Legal and professional fees constituted 1.94% and 1.94% of other operating costs in fiscal 2013 and fiscal 2012, respectively. These costs increased by 23.88% in fiscal 2013 as against increase by 101.14 % in fiscal 2012. In fiscal 2012 the amount was higher as the Company increased its operations outside India, incurred charges for various advisory services. In fiscal 2013, legal and professional charges have increased mainly on account of additional cost incurred on issue of bonds on the Singapore stock exchange and new contracts entered in to by the Company.

Non-Operating Income /Expense

The following table sets forth information regarding the Company’s non-operating income for the fiscal years ended March 31, 2012 and 2013:

	2012	2013		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Gain on sale of investments (net)	379	180	3	(199)	(52.51)
Interest income / (expense) net	(7,194)	(7,642)	(140)	448	6.23
Foreign exchange gain / (loss) (net)	380	(179)	(3)	(559)	147.11
Gain/(loss) on sale of property, plant and equipment, net	31	2,023	37	1,992	6,425.81
Liabilities not required to be settled written back	9	149	3	140	1,555.56
Other income (net)	11,073	605	11	(10,468)	(94.54)
Total	4,678	(4,864)	(89)	(9,542)	(203.98)

Gain on Sale of Investments

The gain on sale of investments was 180 million (US$ 3 million) and 379 million in fiscal 2013 and 2012, respectively. In both the comparatives, the gain on sale of investments was primarily from the sale of mutual fund investments. The decrease was due to a substantially higher level of average investments in mutual funds in fiscal 2012 as compared to fiscal 2013.

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others decreased to 148 million (US$ 3 million) in fiscal 2013 from 296 million in fiscal 2012 due to reduction in interest on bank deposits. In fiscal 2013 and 2012, the Company also had interest income on income tax refunds of 86 million (US$ 2 million) and 101 million related to its India operations, respectively. During fiscal 2013, the Company had interest expense of 7,876 million (US$ 145 million) on short-term and long-term debt which includes  159 million of mark to market impact on swaps recycled to income statement from other comprehensive loss. During fiscal 2012, the Company had an interest expense of 7,591 million on short-term and long-term debt. The increase is primarily due to the Company replacing short term debt with long term to mitigate refinancing risk.

Gain/(loss) on sale of property, plant and equipment, net.

This primarily includes sale of land and building in Chennai (India) in fiscal 2013 for a consideration of 1,923 million (US$ 35 million) resulting in a profit of 1,896 million (US$ 35 million).

Liabilities not required to be settled written back

Based on reconciliations performed and also on account of expiration of the limitation period according to the applicable statute of limitation, the Company reversed liabilities no longer required to the extent of 149 million (US$ 3 million) as against  9 million in fiscal 2012.

Other Income (net)

Other income was 605 million (US$ 11 million) and 11,073 million in fiscal 2013 and 2012 respectively. Other income in fiscal 2012 primarily includes 11,047 million due to the remeasurement of the interest held in Neotel to fair value prior to the business combination as on May 30, 2011. Other income of 605 million in fiscal 2013 primarily included rental income of  56 million, settlement of legal disputes with customers, other claims received 185 million and 77 million sale of license to TTSL.

Income Tax Expense

The statutory income tax rates in India were 32.445% for fiscal 2013 and 32.445% for fiscal 2012. For fiscal 2013, income tax expense was 2,028 million (US$ 37 million) as against an expense of 5,138 million for fiscal 2012. Income tax expense of  5,138 million in fiscal 2012 comprised of 5,914 million tax expense (including 5,164 million tax expense relating to Neotel) and  776 million tax benefit relating to merger of the Company’s wholly owned subsidiary, Tata Communications Internet Services Limited (TCISL) with the Company with effect from April 1, 2010.

In fiscal 2012, the Company recognized the valuation allowance in Neotel. Consequently, there was 5,164 million tax expense for fiscal 2012.

An unfavorable outcome in the future regarding the tax disputes in respect to its tax holiday claim under Section 80-IA, the claim for capital loss on sale of ICO Global, transfer pricing dispute and penalties would negatively affect the Company’s results of operations by  6,275 million, 1,077 million, 5,275 million and 8,175 million, respectively. The details are described under “Item 8—Legal Proceedings.”

Taxes and interest relating to these tax disputes (except for (i) the pending demand of 1,521 million for fiscal 2007 for which ITAT has granted the stay on recovery of the same, which stay is currently in operation until November 2013, (ii) the pending demand of  1,438 million for fiscal 2008 against the recovery of which a stay has been granted by ITAT until November 2013, and (iii) the pending finalization, tax amount of 1,581 million pertaining to the Transfer Pricing Dispute for fiscal 2009 which is not yet payable) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of 4,956 million (out of a total  8,175 million of penalties imposed by the tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to 3,209 million if the Company is unsuccessful in all of its significant tax disputes. The details are described under “Item 8—Legal Proceedings.”

The Company continues to be subject to other significant claims by the revenue authorities in respect of income tax matters. These are described under “Item 8—Legal Proceedings.”

Share in Net Loss of Equity Method Investees

During fiscal 2012 and fiscal 2013, the Company’s equity ownership interest in United Telecom Limited (UTL) was 26.66%, in SEPCO was 43.16% and, until May 30, 2011, in Neotel was 27%. SEPCO is an investment company which owns 51% of the equity of Neotel. Therefore, in fiscal 2012, the effective interest of the Company in Neotel was 49.01% up to May 30, 2011 for purposes of determining the Company’s share in net loss of equity method investees. On May 30, 2011, the Company acquired an additional equity ownership interest in SEPCO of 24.50% resulting in increase in stake in SEPCO from 43.16% to 67.66% and effective interest in Neotel from 49.01% to 61.50%, thereby acquiring the controlling stake. Therefore, Neotel was considered an equity method investee for the period of April 1, 2011 to May 29, 2011 in fiscal 2012 and was consolidated for the rest of fiscal 2012 and for whole of fiscal 2013.

The Company’s share in the net loss of equity method investees in fiscal 2013 was 234 million (US$ 4 million) as compared to  944 million in fiscal 2012. In fiscal 2013, the share in net loss of equity method investee is majorly against the Company investments in UTL. In fiscal 2012, the share in net loss of equity method investee was majorly for UTL and 2 months for Neotel. The share in net loss of UTL in fiscal 2013 is 263 million (US$ 5 million). However, the Company has absorbed losses of 237 million which is only to the extent of the remaining value of investments.

Fiscal Year 2012 Compared to Fiscal Year 2011

The following table sets forth information regarding the Company’s net income for the fiscal years ended March 31, 2011 and 2012. In fiscal 2012, we have consolidated Neotel from May 30, 2011 in our financial statements, due to an increase in effective interest from 49% to 61.50% in May 30, 2011. This consolidation led to an increase in the revenue and costs, and therefore the operating results discussed in this section for the year ended March 31, 2012 are not comparable with the previous year. Also, since Neotel was an equity method investee for fiscal 2011 and up to May 29, 2011 for fiscal 2012, our share in net loss of equity has also decreased significantly in fiscal 2012.

	2011		2012			Increase / (Decrease)	Increase / (Decrease)
	(in millions)	% of revenues	(in millions)	US$ (in millions)	% of revenues	(in millions)%
Operating Revenues	113,840	100.00	139,885	2,749	100.00	26,045	22.88
Cost of Revenues and Other Operating costs	(114,204)	100.32	(139,327)	(2,738)	99.60	25,123	22.00
Non-operating income/(expense), net	(1,317)	1.16	4,678	92	3.34	(5,995)	(455.20)
Income tax (expense) / benefit	(765)	0.67	(5,138)	(101)	3.67	4,373	571.63
Dividend tax	—	—	(92)	(2)	0.07	92	—
Share in net loss of equity method investees	(5,636)	4.95	(944)	(19)	0.67	(4,692)	(83.25)
Net income/(loss) attributable to non-controlling interest	(13)	0.01	4,250	84	3.04	4,263	32,792
Net income (loss)	(8,095)	7.11	3,312	65	2.37	11,407	140.91

Revenue

The following table sets forth information regarding the Company’s revenues for the fiscal years ended March 31, 2011 and 2012:

	2011	2012		Increase / (Decrease)	Increase / (Decrease)
	(in millions)	(in millions)	US$ (in millions)	(in millions)%
Telephone:
ILD and related products	61,282	65,261	1,282	3,978	6.49
NLD	4,234	2,980	59	(1,254)	(29.62)
Corporate data transmission:
Leased circuits and IRUs	11,034	13,015	256	1,981	17.95
Internet leased lines	5,694	5,898	116	204	3.58
Internet (including Corporate IP Transit)	8,242	6,170	121	(2,072)	(25.14)
South Africa Operations	—	14,967	294	14,967	—
Internet Data Center	3,143	3,503	69	361	11.49
Other	20,211	28,091	552	7,880	38.99
Total	113,840	139,885	2,749	26,045	22.88

Telephone

ILD Revenue

ILD with related products constitutes the single largest revenue stream of the Company 46.65% and 53.83% of revenues in fiscal years 2012 and 2011, respectively. Globally, during fiscal 2012, there were further reductions in tariff and interconnect rates, increasing the downward pressure on margins and revenues. However, this downward pressure was counterbalanced by traffic volumes continuing to increase. Globally, the Company continues to focus on increasing volumes and thus revenues, while cutting costs to improve margins. During fiscal 2012, globally, the Company carried over 46.7 billion minutes of international voice traffic, a growth of about 17% over the previous fiscal year. Traffic to and from India has grown from about 13 billion minutes in fiscal 2011 to about 17 billion minutes in fiscal 2012 and was a major contributor for the increase in revenues. Increasing competition is expected to shrink the Company’s addressable market and hence affect this business adversely. Management believes that the Company’s scale, global reach, innovative solutions, expertise and strong business relationships give it the capability to compete successfully in this space.

The Company’s strategic solution offers enable providers to leverage the Company’s scale and routing expertise while reducing their exposure in the low-margin, high-risk international voice termination business. The Company has developed solutions to address specific needs of market segments, resulting in increased share of sticky voice traffic on yearly basis.

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

Internet Revenue

Internet revenues decreased by 25.14% in fiscal 2012 as compared to fiscal 2011. Internet revenues include revenues from retail dial-up and broadband services offered by the Company in India and corporate IP transit services offered by the Company across the globe. Corporate IP transit services revenues increased to approximately 5,591million (US$ 110 million) in fiscal 2012 from  5,273 million in fiscal 2011 due to an increase in usage and revenue from new customers.

Broadband revenues have decreased to 1,312 million (US$ 26 million) in fiscal 2012 from 1,602 million in fiscal 2011 as there was more churn of broadband customers due to a focus on broadband services to small and medium businesses across India. The Company continues to focus on broadband services to small and medium businesses across India and plans to strengthen its product, delivery and customer service in this domain. The tariffs in the broadband business will continue to be under pressure due to increased competition in this space.

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

Other Revenue

Other revenue increased by 39.56% in fiscal 2012 over fiscal 2011 mainly due to an increase in revenues of VPN, Global roaming, Ethernet, hosting and O&M services. VPN revenues have grown to 4,212 million (US$ 83 million) in fiscal 2012 from  3,502 million in fiscal 2011. Global roaming services contributed 4,194 million (US$ 82 million) in fiscal 2012 as against  3,686 million in fiscal 2011. Hosting, Ethernet, TV uplinking and O&M revenue contributed 6,389 million (US$ 126 million) in fiscal 2012 as against 5,437 million in fiscal 2011. Revenue from frame relay and MDNS services were 379 million and  414 million (US$ 8 million) for fiscal 2011 and 2012, respectively due to higher revenues from existing customers. Revenue from these services accounted for 20.08% of the Company’s total revenue in fiscal 2012 as compared to 17.75% in fiscal 2011.

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

License Fees

The license fee payable by the Company to DoT prior to July 1, 2012, is 6% of adjusted gross revenues (AGR). The GoI defines AGR as gross call revenues less access charges actually paid to other carriers for carrying calls less service and sales taxes paid to the GoI. As explained in Item 4 above, we have certain disputes with the GoI over the calculation of AGR and therefore of license fees. The total amounts paid for ILD, NLD and ISP license fees for fiscals 2012 and 2011 were 928 million (US$ 18 million) and 684 million, respectively. However, from July 1, 2012, DoT increased the fees for ILD and NLD licenses from 6% to 7% and from April 1, 2013 to 8%. Further, from July 1, 2012, the fees for ISP (IT) licenses have increased from 6% to 7% and from April 1, 2013 to 8% and the license fee rates under ISP licenses have been fixed at 4% from July 1, 2012 and 8% from April 1, 2013. Therefore, our license fees will increase going forward.

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

•

Manpower costs constituted about 34.41% and 32.55% of other operating costs in fiscal 2012 and fiscal 2011, respectively. These costs increased by 27.54% in fiscal 2012 as against an increase of 17.40% in fiscal 2011. The increase in fiscal 2012 was primarily due to consolidation of Neotel and increase in manpower and normal increments. As of March 31, 2012, the Company had a total of 7,954 employees, of which 5,678 employees (71.39%) were based in India. Outsourced manpower costs increased by 32.62% from 1,419 million in fiscal 2011 to 1,882 million (US$ 37 million) in fiscal 2012. Outsourced manpower costs constituted about 3.08% and 3.06% of other operating costs in fiscal 2012 and fiscal 2011.

•

Repairs and maintenance costs constituted about 10.78% and 10.50% of other operating costs in fiscal 2012 and fiscal 2011, respectively. These costs increased by 35.45% in fiscal 2012 as against increased by 6.09% in fiscal 2011 mainly due to consolidation of Neotel in the current year and increase in repairs and maintenance charges on plant and machinery.

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

Interest Income/Expense (Net)

Net interest represents the net interest accrued by the Company on its bank and other deposits and borrowings under its overdraft facilities. Interest income from banks and others decreased to 296 million (US$ 6 million) in fiscal 2012 from 762 million in fiscal 2011 due to loans made to SEPCO/Neotel in fiscal 2011. During fiscal 2012, the Company had interest expense of 7,591 million on short-term and long-term debt which includes 243 million of mark to market impact on swaps recycled to income statement from Other Comprehensive loss pursuant to discontinuance of hedging relationship. During fiscal 2011, the Company had interest expense of 4,088 million on short-term and long-term debt. The increase is primarily due to consolidation of Neotel which contributed 3,396 million. In fiscal 2012 and 2011, the Company had interest income on income tax refunds of 101 million and  40 million related to its India operations, respectively.

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

Liabilities not required to be settled written back

Based on reconciliations performed and also on account of expiration of the limitation period according to the applicable statute of limitation, the Company reversed liabilities no longer required to the extent 9 million (US$ 0.18 million) as against 625 million in fiscal 2011.

Other Income (net)

Other income of 11,104 million (US$ 218 million) in fiscal 2012 primarily includes 11,047 million (US$ 217 million) due to remeasurement of interest held in Neotel to fair value prior to business combination as on May 30, 2011. Other income of  864 million in fiscal 2011 primarily included rental and space sharing income of 232 million, the recovery of bad debts, interest income from customers and scrap sales income of 183 million, a gain on the re-measurement of previously held interests in BitGravity on the acquisition date of 128 million and termination fee from China Enterprise Communication Limited (CEC) for terminating the joint venture agreement amounting to 90 million. In fiscals 2012 and 2011, other income included rental and space sharing income of 114 million (US$ 2 million) and 232 million, respectively.

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

Useful lives of Property, Plant and Equipment (PP&E) and Other Intangibles

We estimate the useful economic lives of property, plant and equipment and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Such estimated life is based on historical experience with similar assets or the fair valuation done at the time of acquisition, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful economic lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. The Company’s intangible assets include customer relationships, computer software, brand value and license costs. Customer relationships, computer software, license and spectrum are amortized using the straight-line method, over the estimated useful economic lives. The purchase of capacity on specified cables for a stated period of time which is substantially lower than the economic lives of the cables, are classified as an operating lease, and recognized as expense on a straight-line basis over the contracted period. Capacity purchase contracts which do not transfer the right to use any specific cable and do not identify capacity in a specific cable, and under which the service provider can meet its obligation by routing the Company’s traffic utilizing capacity in any of its cables depending on availability are accounted for as service contracts. Capacity expense under service contracts are recognized on a straight-line basis over the contract period.

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

Legal claims against the Company

There are a number of legal proceedings covering a wide range of matters pending or threatened against us. We have accrued for loss contingencies that are probable and where the loss amount can be reasonably estimated. The judgments we make with regard to whether to establish an accrual are based on an evaluation of all relevant factors by internal and external legal counsel, as well as subject matter experts and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Claims are continually monitored and revalued as new information is obtained. We may not establish our liability for a particular matter until long after the litigation is filed, once a liability becomes probable and estimable. In respect of loss contingencies where the reliable estimate of loss is a range, the amount accrued is the better estimate of the loss within the range and when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued.

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

Uncertain tax positions are recognized using the more-likely-than-not threshold determined solely based on the technical merits that the tax positions sustain upon examination. Tax positions that met the recognition threshold are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions are classified as income tax expense in the statement of operations and reduced from advance income taxes which are presented in the balance sheet under non-current assets.

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

Determination of non-controlling interest and other assets and liabilities on acquisition

Business combination transactions in which the Company obtains control over one or more businesses are accounted under the acquisition method. Identifiable assets acquired and liabilities assumed, and non-controlling interests are recognized at acquisition date fair values. Previously held interests are remeasured to fair value at the acquisition date and any resulting gain or loss is recognized in earnings. Goodwill represents the excess of aggregate of the consideration transferred, fair value of the non-controlling interest and in a business combination achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree.

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

GVS: includes International and National Long Distance Voice services.

GDMS: includes corporate data transmission services data centers, virtual private network, signaling and roaming services, television and other network and managed services.

South Africa Operations (SAO): includes operations conducted by SEPCO group.

Effective May 30, 2011, the Company had a new operating segment called South African Operations (SAO) on acquisition of controlling interest in SEPCO group. SEPCO group is separately assessed by the CODM to allocate resources and assess performance. Product includes wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Fiscal Year 2013 Compared to Fiscal Year 2012

The following is a summary of segment information for the fiscal years ended March 31, 2012 and March 31, 2013:

Segment	2012		2013				Increase / (Decrease)		Increase / (Decrease)
	Revenues	Results	Revenues		Results		Revenues	Results	Revenues	Results
	(millions)	(millions)	(millions)	US$ (millions)	(millions)	US$ (millions)	(millions)	(millions)%		%
GVS	68,241	11,631	85,535	1,568	13,851	254	17,294	2,220	25.34	19.09
GDMS	56,677	41,544	67,417	1,237	47,245	867	10,740	5,701	18.95	13.72
South Africa Operations	14,967	(1,551)	18,848	346	(137)	(3)	3,881	1,414	25.93	(91.17)
Total	139,885	51,624	171,800	3,151	60,959	1,118	31,915	9,335	22.82	18.08

Global Voice Solutions

Revenues from our GVS segment increased by 25.34% in fiscal 2013, from 68,241 million in fiscal 2012 to 85,535 million (US$ 1,568 million) in fiscal 2013 primarily due to a continuous focus on increasing volumes. In fiscal 2013 and 2012, the Company carried over 53.7 billion minutes and over 46.7 billion minutes, respectively, of international voice traffic. The Indian business of the Company carried international traffic of approximately 22.29 billion minutes in fiscal 2013 and 17 billion minutes in fiscal 2012. However, volumes in NLD services have decreased by approximately 2% to 8.35 billion minutes in fiscal 2013 from 8.56 billion minutes in fiscal 2012 and gross revenue per minute for this business decreased significantly from 0.35 in fiscal 2012 to 0.33 (US$ 0.006) in fiscal 2013. The segment results of GVS increased from 11,631 million in fiscal 2012 to 13,851 million in fiscal 2013, an increase of 19.09% due to increasing volumes.

Segment results of GVS were approximately 16.19% and 17.04 % of total GVS revenues for fiscal 2013 and fiscal 2012, respectively.

The retentions per minute are in line with the pricing prevailing in the highly competitive global voice markets in which the Company operates. Though on a blended basis the Company has been able to maintain its retentions, these are expected to decrease in the foreseeable future.

Global Data and Managed Services

Revenues from our GDMS segment increased by 18.95% in fiscal 2013, from 56,677 million in fiscal 2012 to 67,417 million (US$ 1,237 million) in fiscal 2013. Though the Company witnessed volume growth, tariff drops were significant and the Company expects tariffs to continue to be under pressure. Also, other value-added services including mobile roaming and signaling, global roaming, data centers, TV uplinking, VPN and O&M, have all contributed to significant growth in segment revenues.

The segment result of GDMS increased from 41,544 million in fiscal 2012 to 47,245 million (US$ 867 million) in fiscal 2013, an increase of 13.72%. The GDMS segment results were 73.30 % and 70% of GDMS segment revenue for fiscal 2012 and fiscal 2013, respectively.

South Africa Operations

Revenues from the South Africa Operations segment increase by 25.93% in fiscal 2013 from 14,967 million in fiscal 2012 to  18,848 million (US$ 346 million) in fiscal 2013. Similarly, the segment results from South Africa Operations increased from  (1,551) million in fiscal 2012 to (137) million (US$ (3) million) in fiscal 2013. The segment is carried out by the Company’s subsidiary Neotel which offers wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, and telephony and data services for retail customers in South Africa.

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

Allocation of Costs Among Segments

Revenues and interconnect charges are directly attributable to each segment. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on the utilization of satellite and landlines by the businesses included in each segment. License fees for GVS and GDMS are allocated based on net adjusted gross revenues from these services. Depreciation and certain other costs that cannot be allocated to GVS and GDMS, are classified as unallocable costs.

Telecommunication services are provided utilizing the Company’s property, plant and equipment which do not generally make a distinction between the types of service. As a result, assets and expenses relating to those assets are not allocated to segments.

Liquidity and Capital Resources

	2011	2012	2013
	( millions)	( millions)	( millions)	(US$ millions)
Cash flows provided by operating activities	11,678	8,169	17,169	315
Cash flows used in investing activities	(15,024)	(20,949)	(24,488)	(449)
Cash flows provided by/(used in) financing activities	7,847	8,063	10,446	191
Effect of foreign exchange on cash flows	(59)	644	(176)	(3)
Cash and cash equivalents, beginning of year	2,389	6,831	2,758	51

Cash and cash equivalents, end of year	6,831	2,758	5,709	105

Cash Flows Provided by Operating Activities

The Company generated 11,678 million, 8,169 million and 17,169 million (US$ 315 million) as cash from operating activities for fiscal 2011, fiscal 2012 and fiscal 2013, respectively. During fiscal 2013, there is an increase in net operating loss and cash flows from operations.

During fiscal 2013, the net impact of working capital and other non-current assets and liabilities changes was an inflow of 5,529 million (US$ 101 million) as against an outflow of 3,263 million in fiscal 2012 and an outflow of 228 million in fiscal 2011. The inflow of net working capital and other non-current assets and liabilities changes increased due to a combination of a net change in accounts receivable, advance income taxes (net), prepaid expenses and other current assets, other non-current assets, accounts payable and other current and non-current liabilities in fiscal 2013 over fiscal 2012. The changes in working capital and other non-current assets and liabilities arise primarily from the timing of receipts and payments related to our accounts receivable, other current and non-current assets, accounts payable and other current and non-current liabilities.

Cash Flows Used in Investing Activities

The Company used cash amounting to 15,024 million, 20,949 million and 24,488 million (US$ 449 million) towards investing activities during fiscal 2011, fiscal 2012 and fiscal 2013, respectively. The Company’s purchase of tangible and intangible assets net of sale proceeds decreased by  3,071 million in fiscal 2013 as against fiscal 2012. In fiscal 2012, the Company used net cash of  1,291 million during the year from the sale of available for sale investments, net of purchases, which in 2013 was (5,504) million (US$ (101) million). The Company, during fiscal 2012, purchased controlling stake in Neotel leading to outflow of 1,568 million. During fiscal 2011, the Company made additional investments in BitGravity of  308 million and provided loans of 4,028 million to Neotel. Also during fiscal 2011, the Company received a refund which amounted to  748 million from CEC arising from dissolution of a joint venture. As of March 31, 2013, the Company had 3,415 million of interest bearing restricted deposits with banks due to statutory / legal requirements.

Cash Flows Provided by (Used in) Financing Activities

The Company generated capital resources from its financing activities to the extent of  7,847 million in fiscal 2011,  8,063 million in fiscal 2012 and  10,446 million (US$ 191 million) in fiscal 2013. During fiscal 2013, the Company’s proceeds from long-term borrowings net of repayment were  12,728 million (US$ 233 million), which the Company used for various capital expenditures and to augment growth plans. The Company repaid short term debt in an aggregate amount of 728 million (US$ 13 million) (net of fresh borrowings) in fiscal 2013 ranging from overnight overdrafts to short-term loans for a period up to one year. During fiscal 2013, the Company purchased additional stake in Neotel from its minority shareholder leading to cash outflow of 921 million (US$ 17 million). As of March 31, 2013, the Company had total long-term debt of  117,434 million (US$ 2,154 million) and cash and cash equivalents of  5,709 million (US$ 105 million) as against long-term debt of  104,391 million and cash and cash equivalents of  2,758 million as of March 31, 2012.

The cash flow from operating activities, used in investing and financing activities include impact of consolidation of Neotel from May 30, 2011.

Other than the normal business capital expenditures related to its existing businesses and related working capital requirements, the known and likely commitments of the Company for new and existing ventures and debt repayments are discussed below. The Company will have to explore options to raise financial resources either in the domestic or global markets or both to meet its likely commitments. The extent to which financing is required in fiscal 2014 is discussed below. The terms and conditions under which financing will be available cannot be determined and are subject to fluctuations and uncertainties. Any problems in obtaining favorable credit ratings and access to the financial markets could be detrimental to the Company’s liquidity position and could cause delays and cost escalations in the Company’s business plans. Management expects to honor all its likely commitments through existing surplus cash and liquid investments and any balance through financing.

The following factors are expected to impact the Company’s liquidity and capital resources:

Board of Directors’ Approval for Investments in South Africa

The Company owns 73.17% in SEPCO. SEPCO in turn owns 51% in Neotel, the second national telecommunications operator in South Africa. In addition to the above, the Company directly owns 30% in Neotel. The Board has approved an investment limit of up to US$ 538 million in Neotel.

Planned Capital Expenditures and Cash Requirements

The Company has forecasted total capital expenditures of approximately 28,393 million (US$ 521 million) in its annual operating plan for fiscal 2014 for upgrading facilities and setting up new networks and facilities. This is over and above the planned capital expenditure of 3,260 million (US$ 60 million) by Neotel.

Tariff Drops both in Voice and Data

The Company has witnessed over the past years gradually pricing pressures on its products and services, both in the GVS and other segments. Further, the entry into the India enterprise business of major international carriers who have capacities on international cables may cause prices of many of our enterprise products and services to decline.

Unfavorable Resolution of Tax Disputes

An unfavorable outcome in the future of the tax disputes in respect to the tax holiday claim under Section 80-IA, the claim for capital loss on sale of ICO Global, and the transfer pricing disputes and penalties would negatively affect the Company’s results of operations by 6,275 million, 1,077 million, 5,275 million, and 8,175 million, respectively.

Taxes and interest relating to these tax disputes (except for (i) the pending demand of 1,521 million for fiscal 2007 for which ITAT has granted the stay on recovery of the same, which stay is currently in operation until November 2013, (ii) the pending demand of  1,438 million for fiscal 2008 against the recovery of which a stay has been granted by ITAT until November 2013, and (iii) the pending finalization, tax amount of 1,581 million pertaining to the Transfer Pricing Dispute for fiscal 2009 which is not yet payable) have been paid in full and classified as advance income taxes on the balance sheet. Penalties of 4,956 million (out of a total  8,175 million of penalties imposed by the tax authorities) have also been paid and classified as advance income taxes on the balance sheet, which may result in an additional future penalty payment of up to 3,209 million if the Company is unsuccessful in all of its significant tax disputes.

Details of Loan Facilities and Financing Requirements

In fiscal 2013 and fiscal 2012, the Company’s outstanding loan balance increased by approximately 12,754 million and 46,620 million, respectively, consisting of an increase in short-term borrowings of 15,525 million and a decrease in short-term borrowing of 6,610 million in fiscal 2013 and 2012 respectively, decrease in long-term borrowings of 2,771 million and an increase in long term borrowings of 53,230 million in fiscal 2013 and fiscal 2012, respectively. The unsecured short-term borrowings carried a weighted average interest rate of approximately 3.28% per annum and 2.57% per annum in fiscal 2013 and fiscal 2012, respectively. The long-term borrowings consist of secured and unsecured term loans as well as fixed rate notes (mainly denominated in U.S. Dollar, ZAR, SGD and Rupee). U.S. Dollar denominated loans carried a fixed interest rate of 3.95% per annum and variable interest rates ranging from Libor plus 65 basis points to 470 basis points per annum, ZAR denominated loans carried a fixed interest rate of 12.71% per annum and variable interest rates ranging from Jibar plus 250 basis points to 675 basis points per annum, SGD denominated fixed rate notes carried interest rate of 4.25% and SGD denominated loan carried a variable interest rate of SOR plus 330 basis points per annum and Indian Rupee loans were at interest rates ranging from 9% to 11.25% per annum. The maturity dates of these loans and notes range from April 2013 to September 2021. Please refer note 17 in the Company’s consolidated financial statements for additional information. As of March 31, 2013, the Company’s total interest bearing debt was 492% of total shareholders’ equity as compared to 295% on March 31, 2012.

The Company has unutilized lines of short-term credit facilities of 11,135 million (US$ 204 million) and 5,921 million as of March 31, 2013 and March 31, 2012, respectively and NIL and 539 million of long-term credit facilities as of March 31, 2013 and March 31, 2012, respectively.

In fiscal 2014 (excluding the South African subsidiary Neotel), the Company will not require any incremental debt financing as per the annual operating plan for fiscal 2014. Neotel will require additional financing of approximately 1,925 million (US$ 35 million) to meet its likely commitments which are primarily capital expenditures. The additional financing for Neotel may be obtained by way of equity contributions from shareholders. These contributions will likely to be in ZAR. Further, the Company intends to refinance/repay 10,767 million (US$ 197 million) of short-term loans and 20,875 million (US$ 383 million) of long-term loans maturing in fiscal 2014. The repayment / refinancing of the above referenced loans will be through internal accruals and/or loans from Indian and overseas banks / financial institutions. Though the Company has the option to raise financing in various currencies, these loans will likely be denominated mainly in Indian Rupee, U.S. Dollar, SGD and ZAR. The Company may also obtain financing through one or more equity offerings which would be subject to shareholders’ approval (including the GoI).

Details of Loan covenant restrictions applicable to long term U.S. Dollar denominated loans:

For fiscal 2013 and fiscal 2012, financial loan covenants are applicable to long-term Dollar denominated loans of the company. The financial covenants are based on the annual consolidated financial statements of the Company prepared in accordance with Indian Accounting Standards (referred to as Indian GAAP). In accordance with the loan agreements, for the purpose of calculating our compliance with our covenants, we exclude the financial statements of VSNL SNOSPV, a subsidiary, SEPCO and UTL, joint ventures and Neotel a subsidiary of SEPCO (referred to as the Relevant Group).

A breach of any financial covenant will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2012 and fiscal 2013 are set out in the table below. The terms defined in the loan agreements that are used in the financial covenants are detailed after the table.

No.	Loan balance as of March 31, 2012 to which Financial Covenant is applicable	Loan balance as of March 31, 2013 to which Financial Covenant is applicable	Financial Covenant	Threshold level pertaining to the financial covenant	Actual level pertaining to financial covenant for the fiscal 2012	Actual level pertaining to financial covenant for the fiscal 2013
1	55,513 million	60,762 million (US$ 1,118 million)	Tangible Net Worth of the Relevant Group	Levels for 8,726 million (US$ 161 million)	Tangible net worth was 44.09 billion	Tangible net worth was 42.85 billion (US$ 0.8 billion)
As of March 31, 2011 and 2012 must exceed 25 billion As of March 31, 2013 must exceed 35 billion. As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 42 billion.
Levels for 46,603 million (US$ 858 million) loan

As of March 31, 2011, 2012 and 2013 must exceed 40 billion.

As of March 31, 2014 and annual periods ending beyond March 31, 2014 must exceed 45 billion.

Levels for 5,434 million (US$ 100 million) loan

As of March 31, 2013 must exceed  35 billion.

As of March 31, 2014 must exceed  40 billion.

2	55,513 million	60,762 million (US$ 1,118 million)	Ratio of Total Net Fixed Assets of the Relevant Group to Net Debt

Levels for 5,434 million (US$ 100 million) loans

Should exceed 1.5 times

Levels for 8,726 million (US$ 161 million) loan

Should exceed 1.6 times

Levels for 46,603 million (US$ 858 million) loan

Should exceed 1.75 times

				The ratio of Total Net Fixed Assets to Net Debt was For 23,510 million loans—2.34 times. For 32,003 million loans—2.17 times.	The ratio of Total Net Fixed Assets to Net Debt was For 27,201 million (US$ 501 million) loans 2.32 times. For 33,561 million (US$ 618 million) loans 2.16 times.

3	55,513 million	60,762 million (US$ 1,118 million)	Ratio of Net Debt to EBITDA and limit on Net Debt	Levels for 13,042 million (US$ 240 million) loan For fiscal 2013, the ratio of Net Debt to EBITDA should not exceed 4:1, Net Debt should not exceed US$ 2.5 billion	Net Debt to EBITDA ratio was 3.96 times and the Net Debt was US$ 1,487 million.	Net Debt to EBITDA ratio was 3.46 times.

4	55,513 million	60,762 million (US$ 1,118 million)	The ratio of EBITDA to Net Interest Expense

Levels for 8,726 million (US$ 161 million) loans

EBITDA in fiscals 2011 to 2014 should exceed Net Interest Expense as follows:

2011—2.25 times

2012—2.75 times

2013—3.10 times

2014 and beyond—3.25 times

Levels for 33,561 million (US$ 618 million) loan

EBITDA in fiscals 2011 to 2014 should exceed Net Interest Expense as follows:

2011—2.25 times

2012—2.75 times

2013—3.75 times

2014 and beyond—4.00 times

Levels for 13,042 million (US$ 240 million) loan

2012—2.75 times

2013—3.10 times

2014 and beyond—3.25 times

Levels for 5433 million (US$ 100 million) loan

2014 and beyond—3.25 times

					The ratio of EBITDA to Net Interest Expense was For 43,292 million (US$ 851 million) loans—4.63 times. For 12,221 million (US$ 240 million) loans—5.20 times	The ratio of EBITDA to Net Interest Expense was For 42,287 million (US$ 778 million) loans—4.95 times. For 18,476 million (US$ 340 million) loans—5.59 times.

5	55,513 million	60,762 million (US$ 1,118 million)	Ratio of Net Debt to EBITDA.

Levels for 8,726 million (US$ 161 million) loans

In fiscal 2014 and beyond, Net Debt should not exceed 3.25 times EBITDA.

Levels for 33,561 million (US$ 618 million) loan

In fiscals 2014 and beyond, Net Debt should not exceed 3.00 times EBITDA.

Levels for 13,042 million (US$ 240 million) loan

For any relevant fiscal year in which the ratio of Net Debt to EBITDA is greater than 4:1, Net Debt should not exceed US$ 2.5 billion

In fiscals 2014 and beyond, Net Debt should not exceed 3.50 times EBITDA.

This covenant is applicable from fiscal 2014 onwards and hence not relevant for fiscal 2012.

This covenant is applicable from fiscal 2014 onwards and hence not relevant for fiscal 2013.

For 13,042 million (US$ 240 million) loans—

Net Debt to EBITDA ratio was 3.46 times.

Net Debt was US$ 1.46 billion

Definitions:

“Tangible Net Worth” means, as at any particular time, Shareholders’ Funds less (but without double counting) any amount included in shareholders’ funds which is attributable to:

a.	goodwill;

b.	amounts set aside for tax;

c.	minority interests;

d.	the amount by which the net book value of any asset has been written up after March 31, 2006 (or, in the case of a person becoming a member of the Relevant Group after that date, the date on which that person became or becomes a member of the Relevant Group) by way of revaluation or on its transfer from one member of the Relevant Group to another;

e.	any dividend or other distribution declared, recommended or made by any member of the Group; and

f.	Foreign Exchange Translation Reserves.

But ignoring any variation in the credit or debit balance on the Relevant Group consolidated profit and loss account since the date of the then-latest audited consolidated balance sheet of the Relevant Group except to the extent reflected in any later Relevant Group consolidated profit and loss statement.

“Shareholders’ Funds” means, as at any particular time, the aggregate of:

(a) the amount paid up or credited as paid up on the issued share capital of the Parent Guarantor (other than any Shares which are expressed to be redeemable); and

(b) the amount standing to the credit of the consolidated reserves of the Parent Guarantor including general reserves, any share premium account and capital redemption account and any other reserves, but excluding foreign exchange translation reserves (however described in or interpreted in accordance with the GAAP applicable to the original financial statements).

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

It may be noted that in case of 27,201 million (US$ 501 million) loans last traded value of TTSL is taken at 100% and in case of  33,561million (US$ 618 million) loan last traded value of TTSL is taken at 75%.

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

“EBITDA” definition for 42,287 million (US$ 778 million) loans:

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

“EBITDA” definition for 18,476 million (US$ 340 million) loans:

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

“Interest Expense” definition for 42,287 million (US$ 778 million) loans:

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

“Interest Expense” definition for 18,476 million (US$ 340 million) loans:

“Interest Expense” means, in relation to any Relevant Period, the amount of interest shown as “interest expense” in the profit and loss account of the Relevant Group in that Relevant Period in respect of borrowings.

“Net Interest Expense” means Interest Expense less all income received by the Relevant Group in the relevant fiscal year in respect of any cash and/or cash equivalents and investments made in mutual funds, bank deposits and any other available means of surplus funds investment of the Relevant Group.

Based on the covenants levels as on March 31, 2013, the Company excluding the South African subsidiary Neotel could have raised additional debt of 18,643 million without breaching any of its debt covenants as of March 31, 2013. Accordingly, considering the Company’s current financial position, and taking into account management’s assessment of its business potential, the Company anticipates that it will continue to comply with the covenants described above.

Details of Loan covenant restrictions applicable to Long term ZAR denominated loans:

For fiscal 2013, the financial loans covenants are applicable to long-term ZAR denominated loans in the Company’s South African subsidiary Neotel.

A breach of any financial covenant, if not waived will result in an event of default under the applicable loan agreement and will give the lenders the right to demand immediate loan repayments. The financial covenants that are applicable for fiscal 2013 and beyond are set out below in table.

No.	Loan balance as of March 31, 2013 to which Financial Covenant is applicable	Financial Covenant	Threshold & Actual level pertaining to the financial covenant
1	26,175 million (US$ 481 million)	EBITDA Levels	EBITDA in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions

					Threshold	Actual
			Jun 30, 2012	:	79	Waived
			Sep 30, 2012	:	168	227
			Dec 31, 2012	:	280	344
			Mar 31, 2013	:	447	512
			Jun 30, 2013	:	622	—
			Sep 30, 2013	:	816	—
			Dec 31, 2013	:	1,046	—
			Mar 31, 2014	:	1,304	—
			Jun 30, 2014	:	1,604	—
			Sep 30, 2014	:	1,957	—
			Dec 31, 2014	:	2,346	—
			Mar 31, 2015	:	2,802	—

No.	Loan balance as of March 31, 2013 to which Financial Covenant is applicable	Financial Covenant	Threshold & Actual level pertaining to the financial covenant
2	26,175 million (US$ 481 million)	Total Group Revenue Levels	Total Group Revenue in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions

					Threshold	Actual
			Jun 30, 2012	:	741	Waived
			Sep 30, 2012	:	778	783
			Dec 31, 2012	:	827	827
			Mar 31, 2013	:	890	854
			Jun 30, 2013	:	942	—
			Sep 30, 2013	:	973	—
			Dec 31, 2013	:	1055	—
			Mar 31, 2014	:	1094	—
			Jun 30, 2014	:	1146	—
			Sep 30, 2014	:	1211	—
			Dec 31, 2014	:	1278	—
			Mar 31, 2015	:	1370	—

No.	Loan balance as of March 31, 2013 to which Financial Covenant is applicable	Financial Covenant	Threshold & Actual level pertaining to the financial covenant
3	26,175 million (US$ 481 million)	Cash Flow Available for Debt Service	The Cash Flow Available for Debt Service in respect of each Historic Test Period ending on the Quarter Date shall exceed the amount set out next to that Quarter Date below: ZAR millions

					Threshold	Actual
			Jun 30, 2012	:	(146)	Waived
			Sep 30, 2012	:	(314)	(81)
			Dec 31, 2012	:	(306)	(146)
			Mar 31, 2013	:	(128)	(91)
			Jun 30, 2013	:	(30)	—
			Sep 30, 2013	:	68	—
			Dec 31, 2013	:	195	—
			Mar 31, 2014	:	115	—
			Jun 30, 2014	:	616	—
			Sep 30, 2014	:	870	—
			Dec 31, 2014	:	1,133	—
			Mar 31, 2015	:	1,061	—

OTHER FINANCIAL COVENANTS

Total Debt plus Mezzanine Debt to Shareholder Equity Ratio

The ratio of Total Debt plus Mezzanine Debt to Shareholder Equity shall not exceed 1.5:1.

Actual level for Fiscal 2012: 1.14

Actual Levels for Fiscal 2013: 1.05

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

Other material limitations—Debt and non-debt financing with respect to Tata Communications Limited:

Panatone Finvest Limited and the GoI agreed in the Shareholders’ Agreement that the Company would not undertake certain corporate actions unless at least one director nominated by each of them (in the case of a Board meeting) or at least one authorized representative nominated by each of them (in the case of a shareholder meeting) consents to such action. These actions include, among other things, the granting of any security or incurring of indebtedness in excess of the net worth of the Company per se. In the event that Panatone Finvest Limited and the GoI fail to agree on such matters, their disagreement could result in the Company’s inability to borrow funds for future expansion.

However, the Board of Directors of the Company including the nominee directors of the GoI and Panatone Finvest Limited agreed to allow the Company to raise debt, create security and provide guarantees for debt which may in the aggregate exceed the net worth of the Company per se by up to 41,990 million, subject to the Company obtaining shareholders’ approval in the event the borrowings of the Company on a unconsolidated basis exceed the unconsolidated net worth of the Company as per Indian GAAP. The unconsolidated net worth of the Company as per Indian GAAP as on March 31, 2013 stood at 75,164 million and unconsolidated (standalone) borrowings of the Company as on March 31, 2013 stood at 7,747 million. In view of the above approval and the fact that the unconsolidated borrowings are well within the unconsolidated net worth of the Company, management believes that the Company has no material restrictions to raise additional debt necessary to fund its expansion plans.

The authorized share capital of the Company is 4,000 million ( 4,000 million as on March 31, 2012) of which the issued share capital is 2,850 million at a par value of 10 per share. The Ministry of Corporate Affairs (MCA) gave effect in its records to an increase in the Company’s authorized capital from 3,000 million to 4,000 million in the fiscal year 2012. In December 2007, the Company’s Board approved a merger (VBL Merger) of the Company’s wholly owned subsidiary, VSNL Broadband Limited (VBL), with and into the Company. The Honorable Bombay High Court approved the VBL Merger in its order dated April 3, 2009. In December 2011, the MCA gave effect in its records to the VBL Merger, i.e. the MCA merged the records of VBL into the Company. The authorized capital of VBL was 1,000 million and was also merged into the Company by the MCA. Consequently, the authorized capital of the Company increased from 3,000 million to 4,000 million. The Company’s Board approved submitting a proposal to the GoI in fiscal 2010 for its concurrence that, if it is approved by the GoI this would result in the authorized share capital of the Company further increasing. The proposal and alternatives are being looked into by the concerned parties. In light of the Company’s expected capital needs and other available sources of funds, including debt and internally generated funds, and the Company’s ability to raise equity if necessary by increasing paid-up capital, without increasing authorized capital, the Company does not believe that the failure to increase its authorized share capital will have an adverse effect on the Company.

Disclosure on Short Term Borrowings:

The Company’s short term borrowings were in the nature of Buyer’s credit, Overdrafts and Bilateral Bank Loans.

Buyers Credit:

Buyer’s credit funds were availed of for financing trade imports as and when required. Buyer’s credit are offered by banks for funding capital goods imports with an option to roll over the facility for a maximum period of three years which results in cash liquidity for a longer period at short term-rates.

The lenders for these transactions are banks and hence there is minimal credit risk.

We availed ourselves of buyer’s credit as and when there were capital imports which resulted in peak borrowing. Our use of buyer’s credit explains the difference between our average borrowings for fiscal 2013 and borrowings outstanding as at March 31, 2013 appearing in Table 1 below.

Overdrafts and Bilateral Bank Loans:

We availed ourselves of bilateral bank loans and overdrafts to meet our working capital shortfalls. The lenders for these transactions are banks, therefore there is minimal credit risk.

Our short-term borrowings were requirement-based resulting in peak borrowing as appearing in the table below. A portion of these short-term borrowings were repaid during the year and a portion were borrowed mid-year which explains the difference between average borrowings for fiscal 2013 and borrowings outstanding as at March 31, 2013 detailed in the table below.

Category	Currency	Amount Outstanding as at end Mar 2013	Average amount outstanding during the year	Maximum Amount outstanding during the year	Weighted Average Interest rate for the year
		Millions	Millions	Millions	Millions
India
Buyer’s credit	US$	27.55	29.65	38.61	2.63%
Overdrafts		—	243.58	4,090.33	11.40%
International
Overdrafts	US$	51.20	29.37	74.41	3.25%
Short term borrowings	US$	35	134.99	150	2.44%
SNOSPV
Short term borrowings	US$	30	22.36	30	2.73%
Overdrafts	US$	—	11.49	20.04	3.50%
Neotel
Short term borrowings	ZAR	504.24	76.73	504.24	8.44%

TCTSL

Overdrafts		—	2.20	92.18	12.40%

Off-Balance Sheet Arrangements

The Company has provided a guarantee relating to representations and warranties made in connection with the sale of the Company’s investment in TTSL. These representation and warranties mainly relate to the validity of the Company’s title to TTSL Shares, validity of the sale and issuance of the Shares by the Company and TTSL, validity of TTSL’s telecommunication license. Additionally the guarantee indemnifies the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL’s contingent liabilities existing as on the date of the sale agreements. The share of the Company in respect of specified contingent liabilities is 417 million (US$ 8 million).

Table of Aggregate Contractual Obligations

The Company had the following contractual and commercial commitments related to normal business activities as of March 31, 2013:

	Payments Due by Period ( in millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt	117,434	20,875	60,933	20,858	14,768
Purchase Obligations	5,931	5,615	316	—	—
Operating Lease Obligations	25,203	5,135	8,048	5,257	6,763

The Company is not involved in any trading activities.

Capital Expenditures

The Company has forecast total capital expenditures of approximately 31,654 million (US$ 581 million) including a forecast for Neotel in its annual operating plan for fiscal 2014 for upgrading facilities and setting up new networks and facilities. The bulk of the capital expenditures will be made to enhance the transmission capacities and last-mile connectivity of the Company, both inland and offshore, the primary benefit of which will be an expansion in our capacity, but the enhancements will also improve network resilience, expand network reach, optimize our network and enable us to offer newer services and solutions. The data and Internet product businesses of the GDMS segment of the Company will derive the most benefits from these advancements. In addition, the Company expects to make capital expenditures to grow its ILD voice business, including expenditures to develop and acquire information technology assets, sustenance capital expenditures and expenditures to enhance infrastructure. The Company also expects to make capital expenditures to develop infrastructure that will be able to be used in all segments of the Company.

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

In June 2011, the Company upgraded the ERP system for Indian operations to the latest and improved version. The Company migrated most of the entities of the group to a common ERP system in fiscal 2012 and is also implementing a specialized tool for planning and consolidation which is expected to be completed during fiscal 2014.

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

Under the Articles and in accordance with the SHA and SPA, the composition of the Board is determined as follows:

The Board is to be comprised of 12 directors. At least three-fourth of the total number of directors must, at all times, be Indian nationals.

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

•

If a person who is not a party to the SHA acquires Company’s Shares or the right to appoint directors from the GoI, Panatone Finvest Limited or another party to the SHA and requests the right to nominate one or more directors, such person will be entitled to nominate one or more directors depending on the percentage of equity Shares of the Company held by such person.

•	The proportion of representation of the GoI and Pantone Finvest Limited on any committees or sub-committees of the Board must be the same as that of such party on the Board.

•

In the event the Board constitutes a share transfer committee for the purpose of effecting the transfer of Company’s Shares, such share transfer committee must include one nominee each of Panatone Finvest Limited and the GoI.

•	As long as Panatone Finvest Limited holds 25% of the voting equity Shares of the Company, one of the directors nominated by Panatone Finvest Limited must be the Managing Director of the Company.

As of July 30, 2013, the Board had ten directors—three independent directors, two directors nominated by the GoI and five directors nominated by Panatone Finvest Limited. The Company has received a letter from Panatone Finvest Limited which was placed before the Board of Directors in May 2013. The letter recommends appointment of Mr. Bharat Vasani on the Board of the Company in the stead of Mr Arun Gandhi who earlier resigned from the Board. The Board decided that as per the requirement of the operating licences of the Company, Mr. Vasani would be appointed on the Board as an additional director only after receiving necessary GoI clearance.

As reported to the Indian Stock Exchanges, the Company has as its Chairman a non-executive director (Independent Director) and hence as per Clause 49(IA) of the Listing Agreement with Indian Stock Exchanges at least one-third of the Board must be comprised of independent directors. In February 2002, when the GoI transferred 25% of its stake in the Company to Panatone Finvest Limited, SHA and SPA were signed and the said agreements sets forth the rights of Panatone Finvest Limited and the GoI to nominate directors on the Board of the Company. The relevant clauses from the agreements were incorporated in the Memorandum and Articles of Association of the Company. Under the Articles of Association and in accordance with the agreements referred to above, the Board is to be comprised of 12 directors, 4 of which must be independent directors and the GoI and Panatone Finvest Limited are entitled to recommend two independent directors each.

As on July 30, 2013, the Board was comprised of 10 directors of which 3 were independent directors thus falling below the stipulated requirement of having one third of the directors as independent directors. Two out of the three independent directors on the Board were recommended by the Panatone Finvest Limited and the remaining one independent director was recommended by the GoI. Since June 2011, the GoI is in the process of recommending the name of the other independent director. The Company has requested the GoI time and again to recommend the name of one more independent director. The GoI in its letter dated April 27, 2012 indicated that the process for recommending the name of another independent director is being pursued vigorously to complete formalities and obtain approvals within the GoI.

Until such time that the recommendation of one more independent director is received from the GoI and the Board appoints one more independent director, the Company will not be compliant with Clause 49(IA) (ii) of the Listing Agreement with Indian Stock Exchanges i.e., to have one third of the directors as independent directors.

The business address of each of the directors is the registered office of the Company. As of July 30, 2013, the directors, their positions and terms were as follows:

Name	Age	Position	Term	Director Since
Subodh Bhargava	71	Independent Director and Chairman	Liable to retire by rotation	May 2002

Vinod Kumar	48	Managing Director and Group Chief Executive Officer	Non-retiring Director	February 2007

Srinath Narasimhan	51	Director	Liable to retire by rotation	February 2002

Kishor A. Chaukar	66	Director	Liable to retire by rotation	July 2002

Amal Ganguli	74	Independent Director	Liable to retire by rotation	July 2006

S. Ramadorai	69	Director	Liable to retire by rotation	June 2007

Dr. Ashok Jhunjhunwala	60	Director	Liable to retire by rotation	October 2008

Uday B Desai	62	Independent Director	Liable to retire by rotation	June 2011

Ajay Kumar Mittal (1)	58	Director (GoI Nominee)	Non-retiring Director	August 2011

Saurabh Tiwari (1)	46	Director (GoI Nominee)	Non-retiring Director	August 2011

(1)	Typically, nominee directors continue on the Board for so long as the nomination is not changed by the GoI.

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

Mr. Bhargava has been closely associated with technical and management education in India. He was the Chairman of the Board of Apprenticeship Training and Member of the Board of Governors of IIT, Roorkee; The Indian Institute of Foreign Trade, New Delhi; Indian Institute of Management, Indore; the Entrepreneurship Development Institute of India, Ahmedabad.

He is currently on the Board of Governors of IIM Lucknow, IIM, Kashipur and other Institutions for Engineering and Business Management Education; the Centre for Policy Research; Member, Technology Development Board, Ministry of Science & Technology, Govt. of India.

He has been conferred with the first IIT Roorkee Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee and the Gaurav Shri Award in 2011 by Agra University. He has also been recognized as the “Best Independent Director 2011” by Asian Center for Corporate Governance and Sustainability.

Mr. Bhargava is the Chairman of Tata Communications Ltd; GlaxoSmithKline Consumer Healthcare Ltd; TRF Ltd; Tata Communications International Pte Ltd and also Advisory Board, Wartsila India Ltd and Director on the boards of several Indian Corporates such as Tata Steel Ltd; Tata Motors Ltd; Larsen & Toubro Ltd. etc.

MR. VINOD KUMAR

MANAGING DIRECTOR & GROUP CEO

Mr. Vinod Kumar is Managing Director of Tata Communications Limited and CEO of the Tata Communications group, part of the USD 83.5 billion Tata Companies.

Mr. Kumar joined Tata Communications in April 2004, just when the company was embarking on its international growth. He was closely associated with the acquisitions of TGN and Teleglobe and assumed responsibility as Managing Director of the company’s international operations. Subsequently, he was promoted to Chief Operating Officer, whilst managing the Global Data Business Unit as well as the Engineering and Operations functions. Mr. Kumar was also appointed as a non-executive director on the Board of Tata Communications Limited in February 2007. In February 2011, Mr. Kumar was appointed as the Managing Director and Group CEO of Tata Communications Limited.

Mr. Kumar has been at the forefront of Tata Communications’ shift away from traditional network services towards managed services and recently, cloud computing. With over 20 years of experience in the global telecom industry, Mr. Kumar has an impressive track record in developing business strategies and creating fast growth organizations across the world.

Prior to Tata Communications, he was Senior Vice President of Asia Netcom, responsible for generating top-line growth including strategy formulation, product marketing and sales. He was actively involved in the financial restructuring and eventual asset sale of Asia Global Crossing to China Netcom, resulting in the formation of Asia Netcom. In 1999, Mr. Kumar joined World Com Japan as Chief Executive Officer. Prior to this, he held various senior positions in Global One in the United States and Asia where he has had major responsibilities in market management, sales, marketing, product management, multinational account management and operations.

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

Since joining the Tata Administrative Services in 1986, Mr. Srinath has held positions in Project Management, Sales & Marketing, and Management in different Tata companies in the ICT sector over the last 27 years.

On completing his probation with the TAS in 1987, Mr. Srinath joined Tata Honeywell, a start-up in the business of process control systems, as Project Executive working till late 1988 on securing various statutory approvals and funding necessary for the project. He then moved to Tata Industries as Executive Assistant to the Chairman, an assignment he handled till March 1992. In that period, he was also part of the team that set up Tata Information Systems (later Tata IBM). From June 1992 to February 1998 he handled a number of assignments in Tata Information Systems Limited in Sales & Marketing to enterprise customers in the banking, retail, petroleum and process manufacturing sectors.

In March 1998, Mr. Srinath returned to Tata Industries as General Manager (Projects) responsible for overseeing the project implementation of Tata Teleservices fixed line telecom service in the state of Andhra Pradesh. In April 1999, he took over as the Chief Operating Officer of Tata Teleservices responsible for Sales, Customer Service, Networks and Information Technology.

From late 2000 till February 2002, he was the Chief Executive Officer of Tata Internet Services, a start-up Internet services business serving retail and enterprise customers. Mr. Srinath joined Tata Communications (then known as VSNL) in 2002 as Director (Operations) when the Tata group was selected as the strategic partner at the company. He was appointed as the Managing Director of Tata Communications Limited & CEO of the Tata Communications global group of companies in February 2007. Under his leadership, Tata Communications has transformed from a monopoly, public sector undertaking into a global communications services provider offering advanced network, managed and cloud services to customers worldwide.

Mr. Srinath has received several recognitions in the telecom industry. He was named the ‘Telecom CEO of the Year’ in Asia by the leading publishing group Telecom Asia in the 2006 edition of their awards. The Institute of Economic Studies (IES), a research oriented organization, conferred its Udyog Rattan Award on Mr. Srinath in November 2006. In 2008 and 2009, Mr. Srinath was named as the world’s eighth most influential telecom personality by the Global Telecoms Business magazine as well as the ‘Telecom Person of the Year’ by the India-based Voice and Data magazine in 2008.

Since February 1, 2011, he has been appointed as the Managing Director of Tata Teleservices Limited one of India’s leading mobile service providers.

MR. KISHOR A. CHAUKAR

DIRECTOR

Mr. Kishor A. Chaukar (65) retired in August 2012, from being the Managing Director of Tata Industries Limited (TIL). TIL is the smaller of the two principal holding companies of the Tata group, India’s largest and the best-known conglomerate. TIL acts as the new projects-promotion arm of the Group, and spearheads the entry of the group in the emerging high-tech and sunrise sectors of the economy.

While at TIL, Mr. Chaukar was also a member of the Group Corporate Centre, which is engaged in strategy formation at the House of Tata. Mr. Chaukar chaired for several years the Tata Council for Community Initiatives (TCCI) – the nodal forum of the group on matters related to Corporate Sustainability, and was a member of the Board and Advisory Board of some national and international organisations in the Corporate Sustainability and Human Rights space.

Mr. Chaukar is a Member of the Boards of several Tata companies and the Chairman of Tata Teleservices (Maharashtra) Ltd., Tata Business Support Services. Mr. Chaukar is a Trustee of BAIF Development Research Foundation.

Prior to joining Tatas, Mr. Chaukar was the Managing Director of ICICI Securities & Finance Company Limited (July 1993 to October 1998), and a member of the Board of Directors of ICICI Limited from (February 9, 1995 to October 15, 1998). During 1975-85, he served as an Executive Secretary of Bharatiya Agro Industries Foundation, an NGO engaged in extending relevant technology into rural India for generating economically remunerative employment.

He holds a BA degree in Economics from Karnataka University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. He also holds a DEA in Rural Economics from the University of Dijon, France.

MR. AMAL GANGULI

DIRECTOR

Mr. Amal Ganguli, born in 1939, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Chartered Accountants in England and Wales and a member of the New Delhi Chapter of The Institute of Internal Auditors, Florida, USA. He was the Chairman and Senior Partner of Price Waterhouse Coopers (PWC), India till his retirement on March 31, 2003. Besides his qualifications in the area of accounting and auditing, Mr. Ganguli is an alumnus of IMI, Geneva.

Mr. Ganguli, trained in the UK to become a Chartered Accountant. He was seconded as a Partner to PWC, UK/USA for a year in 1972-73. During his career spanning over 40 years, Mr. Ganguli’s range of work included International Tax advice and planning, cross border investments, Corporate mergers and re-organizations, financial evaluation of projects management, operational and statutory audit and consulting projects funded by International funding agencies. In the course of his professional career, he has dealt with a variety of clients including US AID, World Bank, ADB, NTPC, Alcatel, GE, Hindustan Lever, STC, Hewlett Packard and IBM.

Mr. Ganguli is a member of the Board of Directors of several companies such as Hughes Communications India Limited, HCL Technologies Limited, New Delhi Television Limited, Century Textiles and Industries Limited, Aricent Technologies (Holdings) Ltd, AVTEC Ltd, ICRA Ltd, Maruti Suzuki India Ltd and others.

Mr. Ganguli is a member of Audit Committees of HCL Technologies Limited, Century Textiles and Industries Limited, and ICRA Ltd. He is chairman of the Audit Committee of New Delhi Television Ltd, Tata Communications Ltd and Maruti Suzuki India Ltd.

Mr. S. RAMADORAI

DIRECTOR

Mr. S. Ramadorai was recently appointed as the Chairman of National Skill Development Corporation (NSDC) the Public Private Partnership arm of the GoI for creating large, for-profit vocational institutions. However, this is not his first foray into public service. In 2011, the GoI had appointed him as the Adviser to the Prime Minister in the National Council on Skill Development, in the rank of a Cabinet Minister. Recently, the Council was subsumed into the National Skill Development Agency (NSDA) in June 2013.

Mr. Ramadorai continues as the Vice—Chairman of Tata Consultancy Services Ltd, a company he has been associated with, for the past 41 years. He took over as CEO in 1996 when the company’s revenues were at $ 155 million and has since then led the company through some of its most exciting phases, including its going public in 2004. In October 2009, he stepped down as CEO, leaving a USD 6 billion global IT services company to his successor, while he took over the mantle of Vice Chairmanship of the company. Today, the company’s revenues stand at USD 11.06 billion for year ended March 31, 2013, with an employee base of over 276,000 of the world’s best trained IT consultants in 44 countries.

Mr. Ramadorai is also the Chairman of other Tata companies—Tata Elxsi Ltd, Tata Technologies Ltd and CMC Ltd. He is on the Boards of a number of non Tata companies and educational institutions—Hindustan Unilever Limited, BSE Limited and the MIT Sloan School of Management (EMSAB).

In recognition of Mr. Ramadorai’s commitment and dedication to the IT industry he was awarded the Padma Bhushan (India’s third highest civilian honour) in January 2006. In April 2009, he was awarded the CBE (Commander of the Order of the British Empire) by Her Majesty Queen Elizabeth II for his contribution to the Indo-British economic relations.

His academic credentials include a Bachelors degree in Physics from Delhi University (India), a Bachelor of Engineering degree in Electronics and Telecommunications from the Indian Institute of Science, Bangalore (India) and a Masters degree in Computer Science from the University of California—UCLA (USA). In 1993, Mr. Ramadorai attended the Sloan School of Management’s highly acclaimed Senior Executive Development Program.

Mr. Ramadorai is a well recognized global leader and technocrat who has participated in the Indian IT journey from a mere idea in 1960’s to a mature industry today. Mr. Ramadorai captured this exciting journey in a wonderfully personalized book titled ‘The TCS Story and beyond’ which was published in 2011 and remained on top of the charts for several months.

DR. ASHOK JHUNJHUNWALA

DIRECTOR

Dr. Ashok Jhunjhunwala, born in 1953, received his B.Tech degree from IIT, Kanpur, and his MS and Ph. D degrees from the University of Maine. From 1978 to 1981, he was with Washington State University as Assistant Professor. Since 1981, he has been teaching at IIT, Madras, where he leads the Telecommunications and Computer Networks group (TeNeT). This group works with industry in the development of technologies relevant in India. It has incubated several technology companies which work in partnership with TeNeT group to develop Telecom and Banking products for Indian Urban and Rural Markets. He chairs Rural Technology Business Incubator (RTBI) at IIT Madras and Mobile Payment Forum of India (MPFI).

Dr. Jhunjhunwala has been awarded the Padma Shri in the year 2002. He has been awarded Shanti Swarup Bhatnagar Award in 1998, Dr. Vikram Sarabhai Research Award for the year 1997, Millennium Medal in Indian Science Congress in the year 2000 and H.K. Firodia for “Excellence in Science and Technology” for the year 2002, Shri Om Prakash Bhasin Foundation Award for Science & Technology for the year 2004, Awarded Jawaharlal Nehru Birth Centenary Lecture Award by INSA for the year 2006, IBM Innovation and Leadership Forum Award by IBM for the year 2006, recently awarded Honorary Doctorate by the Blekinge Institute of Technology Sweden and Excellence in Science and Technology Award.

He is a Fellow of World Wireless Research Forum, IEEE and Indian academies including INAE, IAS, INSA and NAS. Dr. Jhunjhunwala is a Director on the Board of many other companies such as TTML, Polaris, 3i Infotech, Sasken, Tejas, Exicom and others. He is a member of Prime Minister’s Scientific Advisory Committee.

DR. UDAY B. DESAI

DIRECTOR

Dr. Uday B. Desai received the B. Tech. degree from Indian Institute of Technology, Kanpur, India, in 1974, the M.S. degree from the State University of New York, Buffalo, in 1976, and the Ph.D. degree from The Johns Hopkins University, Baltimore, U.S.A., in 1979, all in Electrical Engineering.

Since June 2009 he is the Director of IIT Hyderabad. From 1979 to 1984 he was an Assistant Professor in the School of Electrical Engineering and Computer Science Department at Washington State University, Pullman, WA, U.S.A. and an Associate Professor at the same place from 1984 to 1987. From 1987 to May 2009 he was a Professor in the Electrical Engineering Department at the Indian Institute of Technology—Bombay. He was Dean of Students at IIT-Bombay from August 2000 to July 2002. He has held Visiting Associate Professor’s position at Arizona State University, Purdue University, and Stanford University. He was a visiting Professor at EPFL, Lausanne during the summer of 2002. From July 2002 to June 2004 he was the Director of HP-IITM R and D Lab. at IIT-Madras.

His research interest is in wireless communication, cyber physical systems and statistical signal processing. He is also interested in multimedia, image and video processing, artificial neural networks, computer vision and wavelet analysis. He is the Editor of the book “Modeling and Applications of Stochastic Processes” (Kluwer Academic Press, Boston, U.S.A. 1986) and co-editor of Second Asian Applied Computing Conference, Springer Verlag (2004). He is also a co-author of four research monographs.

Dr. Desai is a senior member of IEEE, a Fellow of INSA (Indian National Science Academy), Fellow of Indian National Academy of Engineering (INAE), and a Fellow of The Institution of Electronic & Telecommunication Engineers (IETE). He is the recipient of J C Bose Fellowship. He is also the recipient of the Excellence in Teaching Award from IIT-Bombay for 2007. He is on the Strategic Advisory Board of Microsoft Research Laboratory, India. He is chair of the working group on Convergence Communication and Broadband Technologies of Department of Electronics and Information Technology, Ministry of Communication and Information Technology. He is on the governing council and boards of several academic institutions. He is one of the founding members of COMSNETS and also Society for Cancer Research and Communication. He was the Chair for IEEE Bombay Section 2006-2008. He was also on the Visitation Panel for University of Ghana.

MR. AJAY KUMAR MITTAL

DIRECTOR

Mr. A. K. Mittal did his Graduation in Engineering in Electronics and Communications in 1976 from the University of Roorkee (now one of the Indian Institutes of Technology). He also holds a Diploma in Management. After working in the R&D wing of Indian Telephone Industries Ltd. for about two and a half years, he joined Indian Telecom Service in the erstwhile Posts & Telegraphs Department (now Department of Telecommunications) in February 1979, and was posted as Assistant Divisional Engineer- Telecom. In 1981, he was given charge of setting up the ground segment of New Delhi Satellite Earth Station located at Sikandrabad (U.P) for INSAT—1 series of satellites where he commissioned and then operated SCPC, FDM-FDMA Systems for voice communication as well as TV up linking, Radio up linking, meteorological data up linking and reception systems etc. He also set up the Network Operations Control Centre (NOCC) for INSAT. Later he was involved in setting up earth stations in remote and hilly areas of some states. As Assistant Director General (Satellite Planning) in the Department of Telecommunication Headquarter in 1987, he was involved in planning of satellite communication systems. Thereafter, as Director Telecommunications, he was responsible for operations and maintenance of a large Optical Fiber, Microwave, Coaxial and Satellite Communication Network in the State of U.P.

In 1991, as Director in the Headquarter of Department of Telecom, he handled regulation and tariffing of telecommunications services. He was responsible for activities relating to opening up of telecom sector for competition 1991 onwards. This included invitation of bids for basic services, mobile services, radio paging services etc. He remained in this position for over 6 years. Subsequently, from 1998 onwards, as General Manager in U.P. (West) Circle of Department of Telecommunications, he headed the Operations and Maintenance Wing, responsible for making policies in respect of operations of all types of services and ensuring that services are maintained as per desired Q.o.S.

He was deputed to the Headquarters of BSNL, a public sector unit under Ministry of Communications, as Deputy Director General (Network Management) in the year 2000 where for a period of about 7 years; he was in-charge of management of BSNL’s international and national long distance switching and transmission network. During this period, he set up Network Management Systems, overlay managed signaling network, KU Band VSAT Network and country-wide Managed Leased Line Network. He was also a member of the core team responsible for planning and implementation of Indo-Srilanka Submarine Cable System. Later, for a period of over two years, while on deputation to BSNL, he worked as General Manager (Mobile Network Planning and Operations) in J&K State.

He worked as Senior Deputy Director General in DoT headquarters where he looked after policy on licensing of Access Services and related matters as well as implementation of telecom security related policies. Currently, he is posted as Senior Deputy Director General and Head of Telecom Engineering Centre New Delhi, which is an arm of DoT responsible for setting national standards.

MR. SAURABH TIWARI

DIRECTOR

Mr. Saurabh K Tiwari, born in 1967, holds a Master’s degree in Political Science with a Certificate of Merit from the University of Allahabad. He completed his MBA with specialisation in Finance from National Institute of Financial Management, an autonomous body under Ministry of Finance, Govt. of India. He has recently completed LLB from the Delhi University. Besides being a Fellow of the University Grants Commission, he has taught Political Philosophy in the Post Graduate Classes of the University of Allahabad for two years.

After clearing the Civil Services Examination in 1993, he joined the Indian P&T Accounts and Finance Service. He has wide ranging work experience in the Government of India and PSUs. He has handled the Central Area of MTNL, Delhi which provides service to the elite of India including the President, Prime Minister, Union Council of Ministers, Embassies, High Commissions and the Central Business District. He has also served as the Financial Advisor to various units of the Indian AirForce including the Central Air Command, Bamrauli.

He was instrumental in designing and implementing the software for the revision of pension of more than two million Defence Pensioners, spread throughout the country, as per the recommendations of the Sixth Pay Commission. His assignment as Deputy Director General (Licensing Finance), Department of Telecom, Govt. of India involves assessment of revenue to the tune of Two Lakh crore annually resulting in collection of 12,300/- crores (approx.) in the form of licence fee—the single largest contributor to the non-tax revenue of the Union. Mr Tiwari has recently taken over as Deputy Director General (Finance, Establishment), Department of Telecom, Govt. of India wherein he is responsible for Human Resource Management and Financial Management in the Department of Telecom. He is also a Technical Advisor to Government Accounting Standards Advisory Board.

He has attended various trainings and seminars in India and abroad. Besides, he has been a regular faculty in various Training Institutes. Mr. Tiwari has exemplary leadership qualities. He was the General Secretary of the Indian P&T Accounts and Finance Service Officers’ Association for almost a decade now (except for 2 years). An avid sportsperson, he has won various awards in games like Athletics, Volleyball, Football, Badminton, Cricket and Tennis.

Principal Officers

The names and designations of our other principal officers are listed in the table below.

Name	Age	Position	Date of Joining
Aadesh Goyal	50	Chief Human Resource Officer	February-2010

Allan Chan*	49	President – Global Carrier Solutions	August-2000

John Freeman	43	General Counsel	June-2004

Genius Wong	51	Senior Vice President – Global Network Services	March-2007

John Hayduk	45	President, Product Management and Service Development	September-2005

Julie Woods-Moss	48	Chief Marketing Officer & Chief Executive Officer of Nextgen Business	April-2012

Madhusudhan Mysore	50	Chief Network Officer & Head Customer & Services Operations	June-2004

Michel Guyot	55	President – GVS	March-1977

Ranganath Salgame	52	Chief Marketing Officer of Data Centre Business	July-2012

Sanjay Baweja	53	Chief Financial Officer	January-2009

Satish Ranade	59	Company Secretary and Chief Legal Officer	May-1987

Srinivasa Addepalli	38	Chief Strategy Officer	October-2006

Sumeet Walia	42	Global Head- Enterprise Business	July-1998

Sunil Joshi	49	MD & CEO, Neotel	June-2007

Sunil Rawal	53	Global Head Business Excellence	January-2012

*	Appointed in April 2012.

Set forth below is selected biographical information for the Company’s principal officers:

Mr. Aadesh Goyal, Chief Human Resource Officer, received his Masters in Management Studies from BITS-Pilani. Mr. Goyal joined the Company in February 2010 as Global Head of Human Resources. He came to us from PeopleStrong HR Services where he was the Chairman and CEO. Earlier, he worked with Aricent/Hughes Software Systems for 16 years where he had joined as part of the start-up team and was also a Director on the Board. He played several roles including Global Head of HR, CEO of its BPO Business and Head of the Gurgaon Center. He started his career with C-DoT in Project Management and HR & Technology promotion.

Mr. Allan Chan, President Global Carrier Solutions, has been with the Company since August 2000. Prior to joining the Company, he served as Vice President, Business Development, Mergers & Acquisitions for Teleglobe, acquired by the Company in 2006. He has also worked in various roles with Bell Canada, Ontario Hydro and Dofasco.

Ms. Genius Wong is Senior Vice President for Global Network Services at Tata Communications, is based in Hongkong. Genuis is responsible for P&L for network service and Layer 1 to 3 Engineering. Prior to joining Tata Communications in early 2007, Miss Wong was Vice President, Product Management and Service Engineering with Asia Netcom (Currently known as Pacnet), where she oversaw P&L responsibility for the business as well as responsible for Service Platform Engineering. Before joining Asia Netcom, Miss Wong was General Manager, Product Management for Wharf Telecom responsible for product management across the consumer, enterprise, and service provider segments. She was instrumental in the start-up of this company. She has also worked with IBM IGN, where she was a major player in establishing the IGN service in Hong Kong.

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

Ms. Julie Woods-Moss, Chief Marketing Officer at Tata Communications has held her current position since September 2012 and is responsible for all companywide marketing and communications. She is also CEO of Nextgen business at Tata Communications, with P&L responsibility for business with the “silicon valley’s” around the globe. She has more than 20 years’ experience in senior executive roles with leading international corporations including IBM, UPC and BT. Miss Julie is a member of the Marketing 50 and was recognized in 2012 by Women of Enterprise and Inspiration as a member of the global Power 50

Mr. Madhusudhan Mysore, Chief Network Officer & Head Customer & Services Operations has been with the Company since June 2004. Prior to that, he worked with various companies, including BPL Mobile, AT&T and Lucent Technologies.

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

Mr. Ranganath Salgame, Chief Executive Officer, Growth Ventures for Tata Communications. In his role at Tata Communications he leads a portfolio of high growth global business ventures, focused on value creation. Mr. Salgame is a global business leader with operating experience in over 30 countries, having partnered with business and government leaders across diverse cultural environments, in developed as well as emerging markets. Mr. Salgame has been a transformative growth leader throughout his career, having made market changing impacts at Cisco Systems, Verizon Communications and PwC.

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

Mr. Srinivasa Addepalli, Chief Strategy Officer, is responsible for strategy formulation and execution and manages all new strategic initiatives including growth plans, entry into new markets and mergers and acquisitions. Mr. Addepalli was named to the Global Telecoms Business 2010, 2011 and 2012 lists of 40 future leaders of the telecom industry under the age of forty. His previous experience includes a business consulting stint with the Tata Strategic Management Group (TSMG), focusing on the telecom and media industries. Subsequently, Mr. Addepalli joined the Tata group Chairman’s Office with responsibility for coordinating the various telecom activities within the Tata companies.

Mr. Sumeet Walia, Head of Global Enterprise Business for Tata Communications. In his role, Mr. Walia is responsible for driving the growth of Tata Communications’ Enterprise business across all verticals globally, including Large Enterprises and Transformational Sales. He has more than 20 years of telecom experience and has been with the Tata group for the last 13 years. Prior to the Tata group, he was a part of Hughes Telecom.

Mr. Sunil Joshi, MD & CEO, Neotel (Pty) Limited, has been with the Company since November 2008. He moved to Neotel in September 2011 and prior to that was handling the Enterprise business at Tata Communications Ltd. He has a total experience of 23 years and has worked in several roles across organizations like HCL, Hewlett Packard Limited, Tata IBM Limited and IBM.

Mr. Sunil Rawal, Global Head Business Excellence, is a Mechanical Engineer and MBA in Operations and Industrial Management. He has an experience of over 30 years in Quality, Business Excellence, Business Process Outsourcing and Automotive production. Prior to joining the Company, he led quality efforts for GE Capital, Wipro Spectramind and Quatrro Global Services.

No director or officer of the Company has any family relationship with any other officer or director of the Company. Other than as described above, there are no arrangements or understandings among any directors or any officers and any other persons regarding their elections to their posts with the Company.

Compensation of Directors and Officers

Non-Executive Directors

Remuneration up to a sum not exceeding 1% per annum of the net profits of the Company (calculated in accordance with the provisions of Sections 198, 349 and 350 of the Indian Companies Act, 1956) is distributed amongst the directors of the Company as may be decided by the Board. The Shareholders’ at the 25th Annual General Meeting of the Shareholders held on October 11, 2011 have authorized the Board of Directors or any Committee formed by the Board of Directors to approve the remuneration plan for the directors (other than the whole-time directors) for each year of the period of five years commencing April 1, 2010.

During fiscal 2013, the directors, other than the executive directors, received a sitting fee not exceeding  20,000 (US$ 367) for attending each Board and Audit Committee meeting and 10,000 (US$ 183) per meeting for attending the meetings of the committees of the Board other than the Audit Committee. During fiscal 2013, a total amount of 1,850,000 (US$ 33,933) was paid towards sitting fees.

All directors are also reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and committee meetings.

The details of the commissions provided and sitting fees paid to our non-executive directors for fiscal 2013 are as follows:

	(Amount in thousands)
Name of the Director	Commission	Sitting Fees
Mr. Subodh Bhargava Chairman	680	310
Mr. N. Srinath	173	140
Mr. Kishor A. Chaukar	358	270
Mr. Amal Ganguli	544	320
Mr. S. Ramadorai	74	60
Dr. Ashok Jhunjhunwala	247	200
Dr. Uday B Desai	494	400
Mr. AK Mittal	87	NIL
Mr. Saurabh Kumar Tiwari	408	NIL
Directors who ceased to be Directors during the period 1 April 2012 – 31 March 2013

Mr. Arun Gandhi [until 15 March 2013]	185	150

Note:

1.	The GoI Directors have informed the Company that they shall not accept any sitting fees or commission as their Directorships are considered to be part of their official duty.

Executive Directors and Principal Officers

During fiscal 2013, the aggregate amount of compensation for all directors and principal officers of the Company was approximately  677.48 million (US$ 12.43 million) and individual compensation of executive directors and principal officers located in India was as follows:

	Gross Remuneration
	( )	(US$)
Name	(in millions)
Vinod Kumar	114.11	2.09
Sanjay Baweja	43.39	0.80
Aadesh Goyal	36.67	0.67
Ranganath Salgame	34.96	0.64
Madhusudhan MR	31.58	0.58
Sumeet Walia	27.38	0.50
Srinivasa Addepalli	23.98	0.44
Sunil Rawal	20.02	0.37
Satish Ranade	12.95	0.24

For fiscal 2013, the aggregate amount set aside or accrued by the Company to provide pension, retirement or similar benefits for directors and principal officers was approximately 15.38 million (US$ 0.28 million). For fiscal 2013, compensation as given above includes performance pay and Long Term Incentive Plan (LTIP). A performance pay scheme is in place that is applicable to all employees, including heads of the various business units and support functions in the Company. This performance pay is based on three main components—Company achievement during the fiscal year under consideration, functional imperatives achievement and individual’s achievement. The weight assigned to these three components is based on the grade of the employee. The higher the grade level of the employee, the higher is the weight on the company and functional component. Key imperatives are predefined for the Company and each Function/Business unit. The extent to which the bonus will be paid is based on actual achievement against these imperatives. The individual’s performance is assessed by his superior and is reviewed by the next level manager, after which the assessed ratings are normalized on a company-wide scale, as appropriate. An individual performance driven bonus is paid based on the final rating classification of the employee which is determined based on the Performance Management Process guidelines of the Company. Principal Officers and other senior executives of the company have been selected to participate in the LTIP launched in fiscal 2012 (Plan 1) and 2013 (Plan 2). The LTIP covers three fiscal years, i.e., Plan 1:2012, 2013 and 2014 and Plan 2: 2013, 2014 and 2015. A target incentive has been set for each executive who has been selected to participate. The payment of incentive would happen after the completion of the plan period (Plan 1: April 1, 2011 to March 31, 2014 and Plan 2: April 1, 2012 to March 31, 2015). The amount of incentive payable would depend on actual company performance against targets in each of the 3 fiscal years included in the plan and as per the terms of the LTIP. Incentive is payable only to those executives who remain continuously employed during the plan period. The final incentive payable for employees of subsidiaries is the same as that for the Company’s employees. Once the final incentive payable is determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

The performance evaluation process for employees of subsidiaries is the same as that for the Company’s employees. Once the final normalized ratings are determined for the employees of subsidiaries, these are communicated to their respective parent companies, which are responsible for making the payment.

Share Ownership

As of July 30, 2013, none of the members of the Board held any Shares or options for Shares in the Company. The executive officers of the Company, either individually or as a group, did not beneficially own more than one percent of the Company’s issued and outstanding Shares.

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

Audit Committee

The Audit Committee consists of the following members:

(i) Mr. Amal Ganguli (Chairman)

(ii) Mr. Subodh Bhargava

(iii) Mr. Uday B Desai (iv) Mr. Saurabh Tiwari

Mr. Satish Ranade, Company Secretary and Chief Legal Officer of the Company, is the Audit Committee’s Secretary.

The Audit Committee met 7 times during fiscal 2013.

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

(11)	Reviewing the whistleblower mechanism.

Scope of the Audit Committee’s Authority Regarding Whistle blowing:

(1)	To establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

(2)	To take due actions as required under the Company’s Whistleblower Policy from time to time.

Review of Information by the Audit Committee:

The Audit Committee must review the following:

(1)	Management discussion and analysis of financial condition and results of operations;

(2)	Statement of significant related party transactions submitted by management;

(3)	Management letters / letters of internal control weaknesses issued by the statutory auditors;

(4)	Internal audit reports relating to internal control weaknesses; and

(5)	The appointment, removal and terms of remuneration of the chief internal auditor.

Remuneration Committee

Our remuneration committee consists of the following members:

(1)	Mr. Kishor A. Chaukar

(2)	Mr. Subodh Bhargava

(3)	Mr. Ajay Kumar Mittal

Mr. Satish Ranade, Company Secretary and Chief Legal Officer, is our remuneration committee’s convener.

The Remuneration Committee met once during fiscal 2013.

The terms of reference of the Remuneration Committee are to review the performance of the executive directors, after considering the Company’s performance, and recommend to the Board remuneration, including salary, perquisites and commissions to be paid to the Company’s executive directors within the overall ceilings approved by the shareholders.

Employees

The Company had 7,673 employees as on March 31, 2013, 7,954 employees as on March 31, 2012, and 6,539 employees as on March 31, 2011. Of these, 2220 employees, as of March 31, 2013, 2,276 employees as of March 31, 2012 and 1,289 employees as of March 31, 2011 were located outside India.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of July 5, 2013, 48.87% of the outstanding equity of the Company was held by the following Tata entities: Panatone Finvest Limited (31.10%), Tata Sons Limited (13.07%) and The Tata Power Company Limited (4.71%); while 26.12% continued to be held by the GoI.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Shares as of July 5, 2013, including the beneficial ownership of Shares of each person or group known by the Company to own beneficially 5% or more of the outstanding Shares, as reported by such persons.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage
Panatone Finvest Limited	88,626,654	31.10
GoI (2)	74,446,885	26.12
Tata Sons Limited	37,237,639	13.07
Life Insurance Corporation of India	10,211,714	3.58
LIC of India Market Plus Growth Fund	5,702,590	2.00
LIC of India Money Plus Growth Fund	5,012,658	1.76

Notes:

1.	Number of Shares and percentage ownership is based on 285,000,000 Shares outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such Shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. All Shares issued in India have the same voting rights. We have not issued different classes of securities.
2.	The Shares owned by the GoI are registered in the name of the President of India in the register of shareholders of the Company.
3.	In order to comply with the minimum public shareholding requirement in India, since May 30, 2013, Tata Sons Limited has sold an aggregate 3,295,658 equity Shares of Tata Communications equity Shares representing 1.16% of the share capital.

The Company has voluntarily delisted trading of its ADSs on the New York Stock Exchange effective June 7, 2013, and since then have traded, and currently trade, on the over-the-counter market. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as the Company can terminate its registration under it.

As of July 5, 2013, approximately 11,185,026 Shares (3.92% of the total Shares outstanding as of such date) were held by the custodian, ICICI Bank Limited, for The Bank of New York Mellon, as depositary for the Company’s ADSs. The Company is unable to estimate the percentage of ADSs or Shares held in the United States or the number of record holders in the United States.

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

In February 2010, 33 subsidiaries of the Company entered into the BEBP Agreement with Tata Sons Limited. In accordance with the terms of the BEBP Agreement, the companies are required to pay certain amounts to Tata Sons Limited for the right to use the brand name “TATA”. During fiscal 2013, on a consolidated basis the Company accrued an amount of 125 million owing to Tata Sons Limited for the use of the brand name. Please refer to note 28-Related party transactions in the Company’s consolidated financial statements for additional information on related party transactions and balances. These do not include transactions with and among our consolidated subsidiaries, which are eliminated upon consolidation.

ITEM 8. FINANCIAL INFORMATION

We have elected to provide financial statements of the Company pursuant to Item 18 of Form 20-F and the following (which appear below in this report on Form 20-F) are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of March 31, 2012 and 2013;

•	Consolidated Statements of Operations for the fiscal years ended March 31, 2011, 2012 and 2013;

•	Consolidated Statements of Shareholders’ Equity for the fiscal years ended March 31, 2011, 2012 and 2013;

•	Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2011, 2012 and 2013; and

•	Notes to the Consolidated Financial Statements; and

•

There have not been any significant changes in the Company’s financial condition, other than those stated in the consolidated financial statements attached to this Form 20-F and as otherwise described in this annual report, since the date of the attached annual consolidated financial statements.

Legal Proceedings

Tax Holiday Claim

The Company claimed tax benefits in fiscal years 1996 to 2012 with respect to a portion of its profits pursuant to a tax holiday provision under Section 80IA of the Income Tax Act which permits tax exemptions for a period of 10 years on profits generated by undertakings providing basic or cellular telecommunication services on or after April 1, 1995. For fiscal 1996 to 2009, the ITD has disallowed such exemptions on the grounds that earth-stations, Internet and NLD services are not separate undertakings and that the Company did not provide basic or cellular telecommunication services. The Company has taken the position that the earth stations qualify as separate undertakings, and it is able to identify income from earth stations. The Company appealed ITD’s assessment to the first level appellate authorities i.e. to the Commissioner of Income Tax (Appeals) (CIT(A)) but its appeal pertaining to fiscal years 1996 to 1999 and 2000 to 2005 were dismissed. The Company has appealed ITD’s assessment for fiscal 2006, 2007 and 2008 to Dispute Resolution Panel (DRP), a panel set up by the GoI as alternate to first level appellate authorities but these appeals were dismissed. Subsequently, the Company filed appeals before the ITAT, which denied the appeal only in respect of fiscal year 1996, 1997 and 1998 for which only the tax holiday in respect of profits earned by the earth station undertakings was claimed. The Company has since appealed against such ITAT orders before the High Court, obtaining legal opinions from tax lawyers and tax accountants in support of the Company’s position. The Company has filed appeal before the Dispute Resolution Panel constituted under the Act (“DRP”) for fiscal 2009, which is pending disposal. Assessment for fiscal 2010 to 2012 remains pending.

In addition to the reasoning above, the ITD also denied the Company’s tax holiday claim on the basis of three other reasons: (1) that the earth stations increased the output and improved services without changing the substance of these services. (2) that the earth station is one link in a long chain of telecommunication services and therefore is not eligible for a tax holiday under Section 80-IA; and (3) that the Company had been providing telecommunication services since fiscal 1986 and therefore was not eligible for the tax holiday which was available to undertakings that commenced providing telecommunication services from fiscal 1995 or thereafter.

The Company disagrees with all three of these bases for denial, supporting its belief with legal precedent and professional experts’ opinions. The Company has asserted that substantial investments in earth stations have enabled the Company to significantly increase its ability to carry traffic with substantially improved quality, which has resulted in a substantial increase in revenues. The Company also claims that the earth station is an identifiable link engaged in revenue generating activity, and therefore qualifies for tax holiday. The Company believes that the earth stations which commenced operations during fiscal 1995 qualify as undertakings, thus making the Company eligible for the tax holiday.

The CIT(A) and the ITAT agreed with the ITD’s assessment and denied the Company’s tax holiday claim. on a similar basis as that of the ITD, while ITAT has denied the Company’s claim on one more additional premise that the Company does not provide either basic or cellular telecommunication service and therefore does not qualify for a tax holiday. In its further appeal to the High Court, the Company relied on a letter from the GoI granting an exclusive right to the Company to provide basic telecommunication services and the Company also asserted in its appeal that the ITAT has gone beyond the disputed matter as the ITD had accepted that the Company provides basic telecommunication services. Based on the Company’s analysis of its tax position in respect of the tax holiday claim supported by the legal opinions, the tax appeal mechanism, the appeal and resolution process in India, and the basis of the CIT(A)’s and ITAT’s decision and on the basis that the CIT(A) and ITAT typically do not render decisions which may result in interpretation of law, the Company believes that it is more likely than not that the Company’s tax holiday will be sustained by the Bombay High Court or by the Supreme Court.

If the disputed claims for fiscal years 1996 to 2009 are decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately 6,275 million (US$ 115 million) including interest as of March 31, 2013, excluding penalties, the potential magnitude of which is discussed below.

ICO Global Communications Inc. (ICO) Loss Write-Off Issue

The Company wrote-off 5,128 million (US$ 94 million) and 52 million (US$ 1 million), during fiscal years 2000 and 2001, respectively, with regard to its investment in the Shares of ICO, which filed for bankruptcy protection in the United States in 2000. The write-off was not recognized by the ITD. As a result, the ITD assessed tax and interest of 2,000 million (US$ 37 million) and  21 million (US $ 0.4 million), respectively, which the Company paid under protest. The Company appealed the assessment to CIT (A), but the appeal was dismissed. The Company then appealed the decision of CIT (A) to ITAT. The Company has consulted a number of tax experts including leading tax lawyers and tax accountants in India. All these experts opined in support of the Company’s position. The Company evaluated its tax position upon each unfavorable ruling including consulting tax experts and obtaining legal and other expert opinions. None of the experts changed their opinion to agree with the ruling of the CIT (A). If the case is ultimately decided against the Company, the aggregate negative impact to the Company’s profit statements would be approximately  1,077 million (US$ 20 million) including interest but excluding penalties.

Transfer Pricing Dispute

The Company received a draft order of assessment for fiscal 2007 and 2008 from the ITD. The ITD making additions of  4,478 million (US$ 82 million) and 3,936 million (US$ 72 million) respectively to the taxable income of the Company due to adjustments to the arm’s length price for various inter-company transactions pertaining to international telecommunication services. The Company disputed the draft order of assessment before the DRP. The DRP upheld most of the observations of the ITD and confirmed the adjustments. The Company filed appeal before the next appellate authority i.e. ITAT against the final assessment order of the ITD pursuant to the order of DRP and the matter is pending for disposition.

Similarly, during April 2013, the Company received a draft order of assessment for fiscal 2009 from the ITD. The ITD proposed additions of  4,050 million (US$ 74 million) to the taxable income of the Company due to adjustments to the arm’s length price for various inter-company transactions pertaining to international telecommunication services. The Company disputed the draft order of assessment before DRP and the matter is pending for disposition.

Based on the legal opinion received from senior counsel, the Company believes that the chances of the above assessment being upheld at higher levels are remote.

If the above appeal for fiscal 2007 to 2009 are decided against the Company, the aggregate negative impact to the Company’s profit statement would be approximately 5,275 million (US$ 97 million) including interest but excluding penalties. The ITAT has granted stay against the recovery of the consequential tax demand pertaining to fiscal 2007 and 2008 on which interest @ 1% per month is payable till the amount is paid in total.

Tax Penalties

The ITD levied penalties against the Company totaling 8,175 million (US$ 150 million) relating to the tax holiday claims, ICO loss write-offs and other miscellaneous claims made by the Company in fiscals 2000 through 2004. Thus, CIT (A) confirmed the levy of penalties on the tax holiday claim, ICO investment write-offs and on other miscellaneous claims amounting to  4,956 million (US$ 91 million) for fiscal 2000 through 2004. The Company has filed an appeal against the penalty sustained by CIT (A) before ITAT. Based on the information available to the Company, the ITD appealed the decision of CIT (A) to ITAT for a penalty amount of  3,209 million (US$ 59 million). Both appeals are pending for adjudication. The imposition of a penalty is adjudicated independently and is not dependent on the outcome of the claim. A penalty would be sustainable only when it is concluded that the Company provided inaccurate facts. If all of the appeals are decided against the Company, the aggregate negative impact to its profit statements would be  8,175 million (US$ 150 million). The Company has not currently provided for this amount in its books of accounts in light of its understanding of the law and its advice from legal counsel on the strength of its position vis-à-vis the ITD’s position.

An unfavorable outcome in the future on the tax holiday claim, ICO loss write-off, transfer pricing disputes including interest and penalties would negatively affect the Company’s results of operations by 6,275 million, 1,077 million, 5,275 million and  8,175 million, respectively.

Taxes and interest relating to these tax disputes, as of March 31, 2013, were paid in full (except for (i) pending demand of  1,521 million for fiscal 2007 for which ITAT has granted the stay on recovery of the same, which stay is currently in operation till November 2013, (ii) pending demand of 1,438 million for fiscal 2008 against the recovery of which a stay has been granted by ITAT till November 2013, and (iii) pending finalization, tax amount of 1,581 million pertaining to the Transfer Pricing Dispute for fiscal 2009 which is not yet payable, as explained above in the relevant para). Penalties of  4,956 million out of  8,175 million imposed by the tax authorities have also been paid and classified as advance income taxes on the balance sheet.

Broadband Infraco (BBI) dispute with Neotel on contested services

The disputed matter relates to BBI, which is in the process of arbitration. BBI has lodged a claim for payment of US$ 14 million on contested leasing of data link services under the Right of Use agreement, which has now been superseded by the current MSA between Neotel and BBI. The Company’s management is of the opinion that the likelihood of the claim being awarded against Neotel is remote and not probable, based on the current MSA terms. Due to management’s belief that the claim is not likely to be decided in BBI’s favor, no accrual has been raised.

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

ESIC Dispute

Employee State Insurance Corporation (“ESIC”) issued recovery proceedings against the Company alleging non-compliance of Employee State Insurance Act (“ESI Act”) by the Company. Pursuant to the above, ESIC issued demand notices in January 2013 for recovery of 256 million, which also included penal interest @ 12 % per annum. Thereafter, ESIC also issued prohibitory orders directing them to freeze the accounts of the Company till further orders. Despite Company’s representation that it had not received any show cause notices earlier, ESIC refused to vacate the prohibitory orders. Consequently, Company made payment of 256 million under protest and thereafter, filed an application before Employees State Insurance Court (“Court”) for refund.

Company further received demand notices in February 2013 demanding ESI contributions of 36 million relating to the period June 1, 2012 to January 31, 2013 and an amount of 120 million, being damages levied on account of late payment for the period from 2008 till 2013.

In the last hearing on 27 June 2013, Court directed ESIC not to carry out any coercive action and also ordered ESIC to carry out detailed inspection of Books of the Company. The said inspection has been carried out and ESIC is expected to file its report shortly.

The Company believes that the demand by the ESIC is untenable and unsustainable in law as the same is raised purely on ad-hoc basis without verification of the records and returns filed by the Company. Further, the demand relates to payments made to contractors who have substantially complied with the provisions of the ESI Act and have discharged their liability to ESIC. If the Court decides against the Company, the aggregate negative impact to the Company’s profit statements would be approximately  412 million (US$ 8 million).

License Disputes

The Company has pending disputes with DoT. See Item 4-Information on the Company License Fees and Tariffs.

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

Dividends

Although the amount varies, it is customary, though not mandatory, for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders attending the annual general meeting of shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. In addition, the board of directors is empowered to approve interim dividends. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Owners of ADRs are entitled to receive dividends payable in respect of the Shares represented by their ADSs. The Shares represented by ADSs rank pari passu with the existing Shares of the Company in respect of dividends. Cash dividends in respect of the Shares represented by the ADSs will be paid to the Company’s Depositary for the ADSs, The Bank of New York Mellon, in Rupees and, except as otherwise described in the Deposit Agreement, will be converted by the Depository into U.S. Dollars and distributed, net of the “Depository” fees and expenses, to the holders of such ADRs. We have been informed by the Depository that it will continue to collect and distribute cash dividends payable on any ADRs that are outstanding through August 13, 2013 (at which time it will start to sell the Shares underlying any such outstanding ADRs), notwithstanding the delisting of the Company’s ADSs from the NYSE and termination of the Company’s ADR Program.

With respect to Shares issued by the Company during a particular fiscal year, dividends declared and paid for such fiscal year generally would be prorated from the date of issuance to the end of such fiscal year. Holders of ADRs would only receive dividends prorated from the date of issuance of the underlying Shares to the end of the fiscal year for which such dividends are declared and paid.

The directors recommended that a 30% of face value of Share be paid as a dividend for the fiscal year ended March 31, 2013.

The following table sets forth the annual dividends paid per Share in each of the fiscal years indicated.

For the Fiscal Year Ended March 31,	Actual Dividend paid per Share
		US$ (1)

2013	2.00	0.04
2012	2.00	0.04
2011	NIL	NIL
2010	4.50	0.10
2009	4.50	0.09
2008	4.50	0.11

(1)	The conversion of the dividends paid per Share from Indian Rupees to U.S. Dollars is based on the Noon Buying Rate at each respective dividend payment date. There can be no assurance that any future dividends will be declared or paid.

ITEM 9. THE OFFER AND LISTING

The Company’s Shares are currently listed on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited in India (NSE).

The Company’s Board of Directors has approved a proposal to delist its American Depositary Receipts (ADRs), from the New York Stock Exchange (NYSE) and to terminate its ADR Program. The Company has derived a number of important benefits from its NYSE listing since 2000 including the financial reporting discipline which has been implemented to comply with U.S. reporting company requirements. The Company is committed to continuing the highest standards of corporate governance and internal controls and will continue to be subject to the comprehensive reporting and governance requirements of the Indian Exchanges. The Company’s decision to delist from the NYSE, deregister with the SEC and terminate its ADR Program does not call into question the Company’s strategic vision for the US which has been one of its core markets in its overall global strategy and will continue to be so moving forward.

The Board reached this decision after considering the recent low trading volume of the Company’s ADRs on the NYSE, compliance with the Securities and Exchange Board of India’s (SEBI) mandate on minimum public shareholding, and the associated costs of maintaining the listing and related obligations. The Company will now concentrate all trading of its ordinary Shares on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE) in India.

The Company’s Board of Directors has approved a proposal to delist its American Depositary Receipts (ADRs), from the New York Stock Exchange (NYSE) and to terminate its ADR Program. The Board made this decision after considering the recent low trading volume of the Company’s ADRs on the NYSE, compliance with the Securities and Exchange Board of India’s (SEBI) mandate on minimum public shareholding, and the associated costs of maintaining the listing and related obligations. The Company will now concentrate all trading of its ordinary Shares on the Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE) in India.

On May 28, 2013 the Company had filed a Form 25 with the U.S. Securities and Exchange Commission and consequent to the filing, the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of June 7, 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) has become effective on 14 July 2013. As per the process, holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary Shares in the Company at any time prior to 13 August 2013. From August 14, the depositary will start to sell the remaining underlying Shares. These sales are likely to occur progressively driven by market depth.

On June 7, 2013 the last reported sale price for the Company’s ADSs was US$ 6.62 (source: NYSE).

The number of outstanding Shares of the Company as of July 5, 2013 was 285,000,000. As of July 5, 2013, there were 61,823 record holders of the Shares listed and traded on the Indian stock exchanges and approximately 5,592,513 of the Company’s ADRs (equivalent to 11,185,026 Shares). The Shares of the Company are compulsorily traded in dematerialized form on the BSE and NSE.

Price History

The table below sets forth the price history of the Shares and ADSs on the BSE, NSE and NYSE for the periods indicated.

	BSE Price per Share[1] (In )		NSE Price per Share[2] (In )		NYSE Price per ADS[3] (In US$)
Fiscal	High	Low	High	Low	High	Low
2013	260.00	201.30	260.20	201.25	9.80	7.21
2012	263.75	176.30	265.90	166.65	11.75	6.74
2011	354.30	192.65	354.40	170.10	15.39	8.78
2010	651.00	273.20	660.00	271.80	27.46	12.10
2009	585.00	320.00	560.00	323.05	28.69	13.51

Fiscal	High	Low	High	Low	High	Low
2013
First Quarter	237.50	201.30	238.85	201.25	9.02	7.21
Second Quarter	260.00	224.85	260.20	224.90	9.25	7.92
Third Quarter	253.85	222.95	253.65	222.70	9.80	8.01
Fourth Quarter	252.50	212.05	252.55	212.35	9.17	7.68

2012
First Quarter	263.75	182.15	265.90	182.10	11.75	8.11
Second Quarter	234.75	185.30	235.00	179.00	10.47	7.12
Third Quarter	217.00	176.30	217.30	166.65	8.37	6.74
Fourth Quarter	263.20	210.15	263.35	205.40	10.24	8.10

Month	High	Low	High	Low	High	Low
July 2013 (Up to July 15, 2013)	177.75	170.70	177.95	171.05	5.85	5.48
June 2013	196.85	152.55	197.30	152.85	6.79	4.87
May 2013	239.10	206.90	239.15	206.50	8.70	7.14
April 2013	230.35	223.10	230.60	223.20	8.44	7.97
March 2013	233.90	212.05	233.95	212.35	8.62	7.68
Feb 2013	233.55	220.30	233.80	220.55	8.60	8.03

1)	Source: Bombay Stock Exchange Limited (BSE)
2)	Source: National Stock Exchange of India Limited (NSE)
3)	Source: New York Stock Exchange (NYSE)

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

The purposes of the Company are:

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

Changing Rights of Shareholders. Our shareholders can authorize the Company to issue new Shares upon such terms and conditions determined by our shareholders or the Board. Section 86 of the Indian Companies Act allows for the issuance of new Shares with differential rights and privileges with respect to voting, dividends or otherwise if the issuance is approved by the shareholders, but the Memorandum of Association of the Company would need to be amended and accordingly a new class of Shares could be issued. The Articles of Association allow for variation of the rights attached to each class of Shares with it approved by a three-fourths majority of the Shareholders present and voting at a general meeting of that class as provided in the Indian Companies Act (Section 106).

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

Under the Indian Companies Act, dividends are payable only in cash to registered shareholders, the shareholder’s order or the shareholder’s banker’s order on a record date fixed prior to the relevant annual general meeting. The Indian Companies Act further provides that any dividends that remain unpaid or unclaimed after the 30 day period are to be transferred to a special bank account opened by the Company at an approved bank. The Company transfers any dividends that remain unclaimed in the special bank account for seven years from the date of the transfer to an Investor Education and Protection fund established by the GoI. Once transferred to this fund, such unclaimed dividends may not be claimed.

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

Notwithstanding anything to the contrary contained in the SHA, in the event any of the aforesaid items of business mentioned above is not approved by the Board or shareholders at a meeting or otherwise, such non-approved items shall not be implemented by the Company. Panatone Finvest Limited and the GoI shall not directly or indirectly take any steps to cause the Company to implement such items of business. The non-approval of the aforesaid items of business at a meeting or otherwise of the Board or the shareholders shall not be considered as a subject matter of dispute, difference, disagreement or the like between the GoI and Panatone Finvest Limited and the non-approval of such item of business will not be referred to arbitration under the SHA.

Acquisition by the Company of its Own Shares

Under the Indian Companies Act 1956, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own Shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the Shares it has so acquired within a prescribed time period. A company is not permitted to acquire its own Shares for treasury operations.

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

The general requirement to make a public announcement does not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company (but not a “sick industrial company”) pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has, at the end of the previous fiscal year, accumulated losses resulting in the erosion of more than 50% (but less than 100%) of the total sum of its paid-up capital and free reserves at the end of the previous fiscal year. A “sick industrial company” is a company registered for more than five years and engaged in an industry listed in Schedule 1 of the Industries (Development and Regulation) Act, 1951 which has, at the end of any fiscal year, accumulated losses equal to or exceeding its entire net worth.

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

On June 4, 2010, the GoI amended the Securities Contracts (Regulation) Rules, 1956 and inserted Rule 19A to the Securities Contracts (Regulation) Rules, 1957 (SCRR). Pursuant to the said amendment all listed companies (except public sector companies) are required to maintain a minimum threshold level of public holding to the extent of 25% within a period of 3 years from the commencement of the Securities Contracts (Regulation) (Amendment) Rules, 2010, i.e. before 3 June 2013. This provision was incorporated in the Listing Agreement by inserting Clause 40A in the Listing Agreement.

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

•	25,000 or

•	1% of the total paid up capital of the company, whichever is lower.

Restriction on issue of Shares with superior rights

The SEBI amended the Listing Agreement in July 2009 to add a restriction on the issue by a listed company of Shares in any manner which may confer on any person, rights as to voting or dividends, that are superior to the rights of equity Shares that are already listed.

Exchange Controls and Other Limitations Affecting Security Holders

Foreign investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA), 1999 and are subject to the regulations issued by the Reserve Bank of India (RBI) under FEMA 1999.

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

In both the above cases, if the transferee had an existing venture or association in India on January 12, 2005, through an investment/technical collaboration/trademark agreement in the same field in which the Indian company, whose Shares are transferred, is engaged, he has to obtain prior permission of the Secretariat of Industrial Assistance (SIA)/Foreign Investment Promotion Board (FIPB) to acquire the Shares. This restriction is, however, not applicable to the transfer of Shares for investments made by Venture Capital Funds registered with SEBI; investments by multinational financial institutions; where the existing joint venture investment by either of the parties is less than 3%; where the existing joint venture / collaboration is defunct or sick or for a transfer of Shares of an Indian company engaged in the information technology sector or in the mining sector, if the existing joint venture or technology transfer/trademark agreement of the person to whom the Shares is to be transferred are also in the information technology sector or in the mining sector for same area/mineral.

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

e. Sale of Shares by Resident to Non-resident: A person resident in India can transfer by way of sale Shares or convertible debentures (including transferring a subscriber’s Shares), of an Indian company in sectors other than the financial services sector (e.g. banks, Non-Banking Financial Companies (NBFC), insurance companies, Asset Reconstruction Companies (ARCs), Credit Information Companies (CICs), infrastructure companies in the securities market viz. clearing corporations, depositories and Commodity Exchanges) under private arrangement to a person resident outside India, subject to the guidelines under master circular no.13/210-11 dated July 1, 2010 issued by the Reserve Bank of India on Foreign Direct Investments in India.

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

The above general permission also covers transfer by a resident to a non-resident of Shares or convertible debentures of an Indian company, engaged in an activity earlier covered under the government route but now falling under the automatic route of the RBI, as well as a transfer of Shares by a non-resident to an Indian company under a buyback and / or capital reduction scheme of the company. However, this general permission is not available in the case of a transfer of Shares or debentures, from a Resident to a Non-Resident / Non-Resident Indian, of an entity engaged in any activity in the financial services sector (i.e. banks, NBFCs, ARCs, CICs, insurance companies, infrastructure companies in the securities market such as stock exchanges, clearing corporations, depositories and commodity exchanges).

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

Restrictions on a Sale of the Shares Underlying the Company’s American Depositary Receipts and Repatriation of the Sale Proceeds

ADRs issued by Indian companies to non-residents have free transferability outside India. The GoI permits two-way fungibility of ADRs. However, this is still subject to sectoral caps and certain conditions, including compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and periodic guidelines issued by the GoI. Such restrictions on foreign ownership of the underlying Shares may cause the Company’s Shares to trade at a discount or premium to its ADSs.

In February 2002, the RBI issued a circular stating that the terms of Regulations 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase Shares of an Indian company on behalf of a person resident outside India for the purpose of converting those Shares into ADSs/GDRs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the GoI. This would mean that ADSs converted into Indian Shares may be converted back into ADSs, subject to the limits of sectoral caps.

The Operative Guidelines for the limited two-way fungibility under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 has also been approved by the GoI.

These guidelines provide that a re-issuance of ADSs/GDRs are permitted to the extent that ADSs/GDRs have been redeemed for underlying Shares and sold in the domestic market. The re-issuance must be within specified limits. The conditions to be satisfied in this regard are: (i) the Shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDR; (iii) the Shares are purchased with the permission of the custodian of the ADSs/GDRs of the Indian company and are deposited with the custodian; and (iv) the number of Shares so purchased shall not exceed the number of ADSs/GDRs converted into underlying Shares.

The procedure for the conversion of Shares into ADSs/GDRs is as follows: (i) on request by the overseas investor for the acquisition of Shares for re-issuance of ADSs/GDRs, the SEBI registered broker must purchase Shares from a stock exchange after verifying with the custodian as to the availability of “head room” (i.e. the number of ADSs/GDRs originally issued minus the number of ADSs/GDRs outstanding further adjusted for ADSs/GDRs redeemed into underlying Shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the Shares in the name of the overseas depository; (iii) after the purchase, the Indian broker places the domestic Shares with the custodian; (iv) the custodian advises the overseas depositary on the custody of domestic Shares and to issue corresponding ADSs/GDRs to the investor; and (v) the overseas depository issues ADSs/GDRs to the investor. Holders, who seek to sell in India any Shares received upon surrender of any ADS, and to convert the Rupee proceeds of such sale into foreign currency and remit such foreign currency outside of India, will require the approval of the Reserve Bank of India for each such transaction. Although such approvals are generally forthcoming, there can be no assurance that any such approval can be obtained in a timely manner or at all.

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

General

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the GoI under the Issue of Foreign Currency Convertible Bonds and Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Regulation”), as modified from time to time, promulgated by the GoI. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian Tax Law.

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

(ii) electronic mail; and

(iii) voicemail.

Regardless of whether the FDI limit is 74% or 49%, the following apply to all FDI in the telecom sector:

•	Direct and indirect foreign investments in telecom companies may not exceed 74%.

•	The Indian shareholding may not be less than 26% of all Telecom companies.

•	The status of foreign holdings must be declared to the GoI on a half-yearly basis.

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

Investment by Foreign Institutional Investors

In September 1992, the GoI issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated / institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors are required to obtain an initial registration from SEBI and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act 1999. Foreign institutional investors must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations 1995. When they receive the initial registration, foreign institutional investors also obtain general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act 1999. Together, the initial registration and the Reserve Bank of India’s general permission enable registered foreign institutional investors to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for Shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, and income received by way of interest and any compensation received for the sale or renunciation of rights offerings of Shares.

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

Foreign institutional investors may form a 100% debt fund and get such fund registered with SEBI. Investment in debt securities by foreign institutional investors are subject to limits stipulated by SEBI.

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

Taxation

Indian Taxation

General

The following summarizes the material Indian tax consequences for investors in ADSs and Shares received upon redemption of ADSs who are non-residents as defined in the Indian Income Tax Act, 1961 (the “Indian Tax Act”), whether of Indian origin or not, who acquire ADSs or Shares (upon redemption) and who hold such ADSs or Shares (upon redemption) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. This is primarily based on the provisions of the Indian Tax Act, including the special tax regime contained in Section 115AC (the “Section 115AC” Regime), read with the Finance Act for the relevant year, Finance (No.2 Act), 2004 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. A non-resident investor has an option to be governed by the provisions of the Income Tax Act or the provisions of a tax treaty that India has entered into with another country of which the non-resident investor is a tax resident, whichever is more beneficial.

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

Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor and will be as applicable for short-term capital gains (STCG) as given in the table below. However, in such a case, there is also a concessional rate of tax available, if the sale is entered on a recognized stock exchange and such transaction of sale would apply to the STT as described below under “Securities Transaction Tax”.

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

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Bombay Stock Exchange Limited or the National Stock Exchange Limited on the date on which the depositary advises the custodian of such redemption and not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

Exemption of Capital Gains

As explained above, any gain arising on the sale of an equity share of a company held for more than 12 months will be exempt from tax if the sale is entered into on a recognized stock exchange and such transaction of sale is chargeable to STT.

Tax Deduction at Source

There is no withholding tax on long-term capital gains where such gains are exempt under the Income Tax Act. Tax on other long-term and short-term capital gains is deducted at the source by the payer.

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

Securities Transaction Tax

As per Chapter VII of the Finance (No. 2 Act), 2004 (as amended), STT is payable as follows:

Sr. No.	Taxable Securities Transaction	Rate	Payable by
1.	Purchase of an equity share in a company, where— (a) the purchase is on a recognized stock exchange; and (b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.	0.1%	Purchaser
2.	Sale of an equity share in a company, where— (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.	0.1%	Seller
3.	Sale of an equity share in a company, where— (a) the sale is on a recognized stock exchange; and (b) the contract for the sale of such share is settled otherwise than by the actual delivery or transfer of such share.	0.025%	Seller

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

United States Federal Taxation

The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of Shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, it deals only with Shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, corporations that accumulate earnings to avoid U.S. federal income tax, persons owning 10% or more of the voting stock of the Company, persons subject to the alternative minimum tax or persons whose “functional currency” is not the U.S. Dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, in each case, possibly with retroactive effect so as to result in U.S federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depository to the Company and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of Shares or ADSs should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under foreign, state or local tax laws.

As used herein, the term “U.S. Holder” means a beneficial holder of a Share or ADS that is, for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation, or entity taxable as a corporation, created or organized in or under the laws of the U.S or any political subdivision thereof, (3) an estate the income of which is subject to U.S federal income taxation regardless of its source or (4) a trust (X) which is subject to the supervision of a court within the U.S and is under the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds the Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisor.

Ownership of ADSs

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying Shares that are represented by such ADSs. Deposits or withdrawals of Shares by U.S. Holders in exchange for ADSs will not be subject to United States federal income tax. However, the U.S. Treasury has expressed concerns that parties to whom depositary Shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends

Subject to the rules on passive foreign investment companies discussed below, to the extent that distributions paid by the Company with respect to its Shares or ADSs do not exceed its earnings and profits, as calculated for United States federal income tax purposes, such distributions will be taxed as dividends.

With respect to non-corporate U.S. Holders including individual U.S. Holders, dividends may constitute “qualified dividend income” and thus may be taxed at the lower applicable capital gains rate of 15%, provided that (1) either (a) the ADSs or Shares are readily tradable on an established securities market in the United States or (b) the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information provision, (2) the Company is not passive foreign investment company (as discussed below) for either its taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met (Beginning January 1, 2013, the maximum rate increases to 20%, plus the addition of a 3.8% “Medicare Surtax”). In connection with clause (1) (a) above, although ADSs are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, effective June 7, 2013, the ADSs are no longer listed on the NYSE. However, in connection with clause 1(b) above, the United States has entered into an income tax treaty with the Republic of India that is a qualifying income tax treaty. The Company believes that it is a qualified resident of India for purposes of the treaty and is eligible for the benefits of the treaty. If this is correct and if the Company is not a passive foreign investment company, as discussed below, U.S. Holders that meet certain holding period requirements would be eligible for the lower tax rate for dividends paid with respect to our ADSs or Shares. Corporate holders receiving dividends paid by the Company will not benefit from the reduced tax rate on dividends available to individual holders. In addition, dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The amount of any dividend paid in Indian Rupees will equal the U.S. Dollar value of the Indian Rupees received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of Shares, or by the Depository, in the case of ADSs, regardless of whether the Indian Rupees are converted into U.S. Dollars. It is expected that the Depository will, in the ordinary course, convert the Indian Rupees received by it as distributions in the Depository into U.S. Dollars. If the Indian Rupees received as a dividend are not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a basis in the Indian Rupees equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Indian Rupees will be treated as ordinary income or loss that is U.S source.

Dividends paid on the Shares or ADSs will be treated as income from sources outside the U.S. and will generally constitute “passive income”. Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Shares or ADSs), and the balance in excess of the adjusted basis will be taxed as a capital gain recognized on a sale or exchange. Consequently, distributions in excess of the Company’s current and accumulated earnings and profits would not give rise to foreign source income with respect to such excess.

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

Taxation of Capital Gains

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on the sale or exchange of a right, Share or ADS in an amount equal to the difference between the amount realized for the right, Share or ADS and the U.S. Holder’s tax basis in the right, Share or ADS. Such gain or loss will be a capital gain or loss and it will be a long-term capital gain or loss if the holding period of the U.S. Holder exceeds one year. Long-term capital gains realized by individuals are subject to federal income tax at preferential rates. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. Certain limitations exist on the deductibility of capital losses for both corporate and individual taxpayers.

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

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of rights, Shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of rights, Shares or ADSs.

Estate Taxation

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the Shares or ADSs owned by such holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the Shares or ADSs or the proceeds received on the sale, exchange, or redemption of the Shares or ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding rate may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number to the Company or its payment agent or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the IRS certain information with respect to his or her beneficial ownership of Shares or ADSs, unless such Shares or ADSs are held on his or her behalf by a financial institution, as defined in Section 6038D of the Code. The new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their own tax advisors regarding the application of the new law in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not face material commodity price or equity price market risks. Our exposures to financial risks derive primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate swaps, cross currency swaps and currency forwards and options, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to:

•	Our long-term debt, which is normally utilized to finance capital expenditures and acquisitions, and

•	Our investment in debt-based mutual funds (available-for-sale securities).

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We enter into financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into Over-the-Counter (OTC) interest rate swaps, a derivative financial instrument, to reduce the interest rate risk related to these activities. As of March 31, 2013, we had interest rate swaps of 25,796 million (US$ 475 million) out of total floating rate long-term debt of 97,479 million (US$ 1,788 million). As of March 31, 2012, we had interest rate swaps of .36,885 million and forward starting interest rate swaps of 4,716 million effective from fiscal year 2013 and 2014 onwards out of total floating rate long-term debt of 89,513 million. In respect of the interest rate swaps that are designated as cash flow hedges, the effective portion of the changes in fair value of the swaps are deferred in accumulated other comprehensive income/ (loss) and are recognized as interest expense when the hedged item affects earnings. The impact to earnings associated with hedge ineffectiveness is recorded in interest expense. Based on the terms of the derivative instruments designated as cash flow hedges,  33 million (US$ 1 million) of unrealized losses accumulated as other comprehensive income/ (loss) is estimated to be transferred into earnings during fiscal 2014.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2013 would have had an aggregate increase in interest cost of 643 million (US$ 12 million) and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2013 would have had an aggregate reduction in interest cost of 643 million (US$ 12 million) on our financial statements for fiscal year 2014.

A 1% increase in the interest rates on our unhedged floating rate long-term loans as on March 31, 2012 would have had an aggregate increase in interest cost of 524 million and a 1% decrease in the interest rates on our unhedged floating rate long-term loans as on March 31, 2012 would have had an aggregate reduction in interest cost of 524 million on our financial statements for fiscal year 2013.

All long-term debts which had a fixed interest rate for at least one year as at March 31, 2013 have been considered fixed rate debt. Total outstanding long-term debt as at March 31, 2013 and March 31, 2012 was 117,434 million (US$ 2,154 million) and  104,391 million respectively. As of March 31, 2013 and March 31, 2012, approximately 83% and 86 % respectively of the total long-term debt carried floating interest rates. The unhedged variable interest rate loans comprised approximately 61% as on March 31, 2013 and 59 % as on March 31, 2012 of the total long term variable rate debt for the respective years. Available-for-sale securities (debt mutual funds) are carried at their fair values, which are generally based on market price quotations. As at March 31, 2013 the fair value of mutual fund investments was 5,689 million against the book value of 5,684 million. As at March 31, 2012 there were no mutual fund investments outstanding.

Foreign Exchange Risk

The Company is exposed to market risk from changes in foreign currency exchange rates because its costs and revenues are denominated in several currencies (primarily INR, US$, EUR, CAD, ZAR and GBP). Fluctuations in the exchange rates between these currencies affect the Indian Rupee and U.S. Dollars (for international subsidiaries of Tata Communications) amount of foreign currency settlements received by the Company from, and paid by the Company to, foreign telecommunication administrations and other customers, the revenues and operating costs of the Company and payments for imported equipment and technology. As of March 31, 2013, the Company had a significant amount of foreign currency denominated receivables (  9,333 million or US$ 171 million) and payables ( 5,372 million or US$ 99 million). As of March 31, 2012, the Company had a significant amount of foreign currency denominated receivables 9,547 million and payables 4,317 million. These expose the Company to foreign exchange risks. The aggregate impact of 1% strengthening or weakening of the Rupee against foreign currencies would have had an aggregate beneficial or adverse impact of 40 million (US$ 0.73 million) and 52 million on the Company’s financial statements for fiscal 2013 and fiscal 2012, respectively.

During fiscal 2013, the Company borrowed a SGD denominated long term foreign currency floating rate loan as well as a fixed rate long term unsecured note aggregating to 13,607 million (US$ 249 million). This exposes the Company to currency risk for interest and principal repayment as the subsidiaries with functional currency of US$ have availed such debts. Out of above, the Company has entered into cross currency swaps pertaining to interest and principal repayment cash flow related to fixed rate note of  10,912 million (US$ 200 million) in order to hedge currency risk associated with interest and principal payment. As of March 31, 2013, an SGD denominated floating loan was unhedged and exposed to currency fluctuation between SGD and US$.

As of March 31, 2013, we also had external foreign currency short-term and long term debt exposure on our books of  1,497 million (US$ 27 million) and 2,669 million (US$ 49 million). A 1% strengthening or weakening of the Dollar and Rupee against the foreign currency long term debt and short-term debt, would have had an aggregate adverse or beneficial impact of  41.66 million (US$ 0.76 million) on our financial statements, till the time exposure is hedged.

As of March 31, 2012, we also had external foreign currency short-term debt exposure on our books of 1,258 million. A 1% strengthening or weakening of the Dollar and Rupee against the foreign currency short-term debt, would have had an aggregate adverse or beneficial impact of 12.58 million on our financial statements.

The Company uses foreign currency forward and option contracts (derivative instruments) to manage the exchange risks associated with movements in foreign currencies against functional currencies of the Company. During fiscal 2013, the Company did not use any option contracts for managing foreign exchange risk.

As of March 31, 2013, the derivative instruments (forward contracts) not designated as hedges had a net fair value of  46 million recognized as an asset.

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

Fees and other payments made by the depositary:

During fiscal 2013, the Depository paid approximately US$ 80,000 to the NYSE on behalf of the Company for its annual stock exchange listing fees. The Company has not received any other reimbursements or payments from the depository directly or indirectly during fiscal 2013.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation as of March 31, 2013, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosures.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2013.

Our Independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided to us in fiscals 2012 and 2013:

	Fiscal Year ended March 31,
Type of Service	2012	2013	Description of Service
a) Audit Fees	104,230,396	103,089,444	Annual audit of financial statements under U.S. GAAP and Indian GAAP.

b) Audit-Related Fees	29,584,400	44,145,500	Services related to the quarterly review of financial statements.

c) Tax Fees	13,269,295	4,328,350	Tax audit fees and tax related services.

d) All Other Fees	13,552,008	11,287,510	Statutory and regulatory attestations and fees for acquisition due diligence.

The above professional services are covered within the scope of audit and permitted non-audit services as defined by SEC regulations. All fees disclosed for the fiscal years ended March 31, 2012 and 2013, including the fees for tax services set forth above, have been approved by the Company’s Audit Committee subject to the policy and procedures described below. The appointment of and services provided by our principal accountant for our subsidiaries were ratified by the Audit Committee of the Company.

Audit Committee Pre-Approval Policy and Procedures

Policy

The Audit Committee pre-approves the following professional services provided to the Company and its subsidiaries by its external auditors:

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

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and the Company’s practice under Indian law. We voluntarily delisted trading of our ADSs on the NYSE effective June 7, 2013.

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

As of March 31, 2013, the Board was comprised of 10 directors out of which 3 were independent directors thus falling below the requirement of having one third of the directors be independent directors. Two out of the three independent directors on the Board were recommended by the Strategic Partner and the remaining one independent director was recommended by the Government. Since June 2011, the Government is in the process of recommending the other independent director. The Company has been requesting the Government time and again to recommend the name of one more independent director. The Government intimated that the process for recommending the name of another independent director is being pursued vigorously in order to complete formalities and obtain approvals within the Government.

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

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)

Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2012-13 (Page 21 to Page 35) under the headings:

•      Report on corporate governance for the year 2012-13

•      Directors’ Responsibility Statement for the Year 2012-13

•      Secretary Responsibility Statement

•      Declaration regarding compliance by Board Members and Senior Management Personnel with Company’s Code of Conduct.

•      Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification for the Year 2012-13.

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

Section 303.A.12 (c) of the NYSE Corporate Governance Standards states that each listed company must submit an executed Written Affirmation annually to the NYSE. The Company submitted its Foreign Private Issuer Section 303A Annual Written Affirmation 2012. Mr. Saurabh Kumar Tiwari, because he is a nominee director of the GoI, is eligible to rely on and relied on a Securities Exchange Act 10A-3 exemption.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The Company’s financial statements included herein are comprised of the consolidated balance sheets of the Company as of March 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the fiscal years ended March 31, 2011, 2012 and 2013 prepared in accordance with U.S. GAAP, which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB). The Company’s financial statement pages appear on pages F-1 through F-52.

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

July 31, 2013

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

“CERT-IN” means the Indian Computer Emergency Response Team

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

“DoT” means the Department of Telecom, Ministry of Communication & Information Technology of the GoI;

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

“Finance Act” is the Act passed by the Indian Parliament through which the annual fiscal policies of the Government of India are governed and the tax laws are amended and duty rates are prescribed each year;

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

“GCS” means Global Carrier Solutions

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

“ITD” means Income Tax Department, GoI

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

“OCS” means Overseas Communications Service;

“OSS-BSS Systems” means Operations Support Systems—Business Support Systems;

“O&M” means operations and maintenance charges;

“OTC” means Over the Counter;

“OTT” means Over the Top players (Next Generation Players)

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

“Securities Act” means the United States Securities Act, 1933

“Section 115AC Regime” means the special tax regime contained in Section 115AC of the Indian Tax Act;

“Seven Star” means Seven Star Dot Com Pvt Ltd;

“SFAS” means Statements of Financial Accounting Standards;

“SGD” means Singapore Dollars

“SHA” or “Shareholders Agreement” means the Shareholders Agreement dated February 13, 2002, entered into between the Government of India and Panatone Finvest Limited along with its principals, to record their agreement as to the manner in which the Company’s commercial operations, corporate governance and other affairs will be conducted and to grant to each other certain other rights and obligations;

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

“SPA” or “Share Purchase Agreement” refers to Share Purchase Agreement dated February 6, 2002, among the Company, the Government of India and Panatone Finvest Limited wherein the Government agreed to sell to Panatone Finvest Limited, 25% of the equity shareholding of the Company;

“Space Segment” means usage time of a satellite service;

“SS7” means Signaling System #7;

“STCG” means short-term capital gains;

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

“TCIPL” means Tata Communications International Pte Ltd.;

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

“US GAAP” means the United States generally accepted accounting principles;

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

“WPC” means Wireless Planning and Co-ordination Wing of the Ministry of Communications, Government of India;

“ZAR” means South African Rand or the lawful currency of South Africa;

Table of Contents

TATA COMMUNICATIONS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Communications Limited and subsidiaries as of March 31, 2012 and 2013, and the results of their operations, comprehensive loss and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 31, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2013, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts, and in our opinion, such translation has been made in conformity with the basis stated in note 2(z). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, Maharashtra, India

July 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Communications Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Communications Limited and subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated July 31, 2013, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, Maharashtra, India

July 31, 2013

Tata Communications Limited

Consolidated Balance Sheets

As of March 31, 2012 and 2013

	2012	2013	US$ 2013
	(in millions, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	2,758	5,709	105
Short-term bank deposits	181	3,415	63
Investments (at fair value)	—	5,689	104
Accounts receivable (net of allowances of 3,267 million and 4,157 million as of March 31, 2012 and 2013) (includes 1,472 million and 1,550 million as of March 31, 2012 and 2013 due from related parties)	26,212	32,110	589
Prepaid expenses and other current assets (net of allowances of 687 million and 719 million, as of March 31, 2012 and 2013) (includes 98 million and 275 million as of March 31, 2012 and 2013 due from related parties)	7,573	7,948	146

Total current assets	36,724	54,871	1,007
Investments (at cost)	4,104	4,109	75
Investments in equity method investees	313	17	—
Property, plant and equipment, net	141,093	139,810	2,564
Intangible assets, net	6,047	5,724	105
Goodwill	29,430	27,150	498
Advance income taxes (net)	17,167	14,093	259
Other non-current assets (includes 2,899 million and 1,741 million as of March 31, 2012 and 2013 due from related parties)	12,103	10,982	201

Total assets	246,981	256,756	4,709

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes 1,182 million and 2,324 million as of March 31, 2012 and 2013 due to related parties)	28,409	30,321	556
Short-term debt and current portion of long-term debt	16,117	31,642	580
Accrued expenses and other current liabilities (includes 1,552 million and 1,406 million as of March 31, 2012 and 2013 due to related parties)	23,296	25,482	467

Total current liabilities	67,822	87,445	1,603
Long-term debt, net of current portion	99,330	96,559	1,771
Other non-current liabilities (includes 1,741 million and 2,845 million as of March 31, 2012 and 2013 due to related parties)	40,729	46,713	857

Total liabilities	207,881	230,717	4,231

Commitments and contingencies (See Note 29)
Shareholders’ equity
Equity shares par value 10 each
Authorized: 400,000,000 shares
Issued and outstanding 285,000,000 shares as of March 31, 2012 and 2013	2,850	2,850	52
Additional paid-in-capital	15,506	14,885	273
Retained earnings	23,549	16,684	306
Accumulated other comprehensive loss	(4,359)	(9,352)	(171)

Total Tata Communications Limited shareholders’ equity	37,546	25,067	460
Non-controlling interest in subsidiary	1,554	972	18

Total shareholders’ equity	39,100	26,039	478

Total liabilities and shareholders’ equity	246,981	256,756	4,709

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statement of Operations

For each of the years ended March 31, 2011, 2012 and 2013

				US$
	2011	2012	2013	2013
	(in millions, except share, per share and per ADS amounts)
Operating revenues:
Revenues from telecommunication services (includes 4,607 million, 4,180 million and 5,684 million in fiscals 2011, 2012 and 2013 from related parties)	113,840	139,885	171,800	3,151

Cost of revenues
Network and transmissions cost (excluding depreciation and amortization of 11,962 million, 15,320 million and 18,059 million in fiscals 2011, 2012 and 2013) (includes 3,214 million, 3,287 million and 3,773 million in fiscals 2011, 2012 and 2013 to related parties)	67,213	76,917	94,916	1,741
License fees (includes 653 million, 841 million and 928 million in fiscals 2011, 2012 and 2013 to related parties)	664	928	1,387	25

Total cost of revenues	67,877	77,845	96,303	1,766

Operating costs
Depreciation and amortization	13,980	18,329	20,557	378
Other operating costs (includes 587 million, 1,591 million and 2,153 million in fiscals 2011, 2012 and 2013 to related parties)	32,347	43,153	55,169	1,012

Total operating costs	46,327	61,482	75,726	1,390

Operating income/(loss)	(364)	558	(229)	(5)
Non-operating income, net:
Gain on sale of investments	138	379	180	3
Interest income on income tax refunds	40	101	86	2
Interest income from banks and others (includes 707 million, 163 million and Nil in fiscals 2011, 2012 and 2013 from related parties)	762	296	148	3
Interest expense (includes Nil, 111 million and Nil in fiscals 2011, 2012 and 2013 to related parties)	(4,088)	(7,591)	(7,876)	(145)
Fair value gain on previously held interest in equity method investee recognized on business acquisition	128	11,047	—	—
Gain/(loss) on sale of property, plant and equipment, net	(489)	31	2,023	37
Other non-operating income, net (includes 88 million, 51 million and 126 million in fiscals 2011, 2012 and 2013 from related parties)	2,192	415	575	11

Total non-operating income/(loss), net	(1,317)	4,678	(4,864)	(89)

Income/(loss) before income taxes	(1,681)	5,236	(5,093)	(94)
Income tax (expense)/benefit	(765)	(5,138)	(2,028)	(37)
Dividend tax	—	(92)	(92)	(2)
Equity in net loss of equity method investees	(5,636)	(944)	(234)	(4)

Net income/(loss)	(8,082)	(938)	(7,447)	(137)

Net (income)/loss attributable to non-controlling interest	(13)	4,250	1,152	21

Net income/(loss) attributable to Tata Communications Limited	(8,095)	3,312	(6,295)	(116)

Per share Information:
Basic earnings/(loss) per equity share	(28.40)	11.62	(22.09)	(0.41)
Weighted number of equity shares outstanding	285,000,000	285,000,000	285,000,000	285,000,000
Basic earnings/(loss) per ADS (each ADS represents two equity shares)	(56.80)	23.24	(44.18)	(0.82)

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Comprehensive Loss

For each of the years ended March 31, 2011, 2012 and 2013

				US$
	2011	2012	2013	2013
	(in millions)
Net loss	(8,082)	(938)	(7,447)	(137)

Net unrealized gain/(loss) on available-for-sale securities, net of realized gain and net of tax effect of 19 million, 1 million and 1 million in fiscal 2011, 2012 and 2013.	(24)	(3)	4	—
Foreign currency translation adjustment	(228)	(4,184)	(3,621)	(66)
Effective portion of fair value gain/(loss) on derivative instrument designated as cash flow hedge	(31)	268	(16)	—
Funded status on employee benefit plans net of tax effect of 94 million, 150 million and 208 million in fiscal 2011, 2012 and 2013.	227	(349)	(527)	(10)

Other comprehensive loss, net of tax	(56)	(4,268)	(4,160)	(76)

Comprehensive loss	(8,138)	(5,206)	(11,607)	(213)

Comprehensive Loss attributable to Tata Communications Limited	(8,150)	(731)	(11,288)	(207)
Comprehensive Loss attributable to non-controlling interest	12	(4,475)	(319)	(6)

	(8,138)	(5,206)	(11,607)	(213)

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Changes in Shareholders’ Equity

For each of the years ended March 31, 2011, 2012 and 2013

	Number of equity shares	Equity share capital		Additional paid-in capital		Retained earnings		Accumulated other comprehensive loss		Total Tata Communications Limited shareholders’ equity		Non- controlling interest		Total shareholders’ equity
	(In millions, except number of equity shares)
Balance at March 31, 2010	285,000,000		2,850		15,770		28,902		(261)		47,261		58		47,319
Net loss							(8,095)				(8,095)		13		(8,082)
Other comprehensive loss, net of tax									(55)		(55)		(1)		(56)
Dividends paid							—				—		(2)		(2)

Balance at March 31, 2011	285,000,000		2,850		15,770		20,807		(316)		39,111		68		39,179
Fair Value of non-controlling interest on acquisition													1,146		1,146
Issue of shares to non-controlling interest													4,556		4,556
Changes on ownership interest in subsidiary					(264)						(264)		264		—
Net Income/(loss)							3,312				3,312		(4,250)		(938)
Other comprehensive loss, net of tax									(4,043)		(4,043)		(225)		(4,268)
Dividends paid							(570)				(570)		(5)		(575)

Balance at March 31, 2012	285,000,000		2,850		15,506		23,549		(4,359)		37,546		1,554		39,100
Issue of shares to non-controlling interest	—		—		—		—		—		—		66		66
Changes on ownership interest in subsidiary	—		—		(621)		—		—		(621)		(300)		(921)
Net loss	—		—		—		(6,295)		—		(6,295)		(1,152)		(7,447)
Other comprehensive loss, net of tax									(4,993)		(4,993)		833		(4,160)
Dividends paid	—		—		—		(570)		—		(570)		(29)		(599)

Balance at March 31, 2013	285,000,000		2,850		14,885		16,684		(9,352)		25,067		972		26,039

		US$	52	US$	273	US$	306	US$	(171)	US$	460	US$	18	US$	478

Non-controlling interest includes preference shares of 5,177 million and 5,792 million as of March 31, 2013 and 2012 respectively, redeemable only at the option of the issuer.

As of March 31, 2013 and 2012, retained earnings include 3,501 million and 7,308 million respectively, restricted for non-convertible debenture (NCD) redemption

See accompanying notes to consolidated financial statements

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2011, 2012 and 2013

				US$
	2011	2012	2013	2013
	(in millions)
Cash flows from operating activities:
Net loss	(8,082)	(938)	(7,447)	(137)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,980	18,329	20,557	378
Loss/ (gain) on sale of property, plant and equipment, net	489	(31)	(2,023)	(37)
Gain on sale of available-for-sale investments	(138)	(379)	(180)	(3)
Allowances for doubtful debts (Net of recoveries)	484	647	892	16
Equity in net loss of equity method investees	5,636	944	234	4
Fair value gain on previously held interest in equity method investee recognized on business acquisition	(128)	(11,047)	—	—
Joint venture termination fees	(90)	—	—	—
Deferred income tax expense /(benefit)	(245)	3,907	(393)	(7)
Net change in:
Accounts receivable	(39)	(3,993)	(6,002)	(110)
Advance income taxes, net	3,103	1,283	3,074	56
Prepaid expenses, other current and non -current assets	(495)	(6,964)	1,003	18
Accounts payable, other current and non-current liabilities	(2,797)	6,411	7,454	137

Net cash provided by operating activities	11,678	8,169	17,169	315

Cash flows from investing activities:
Purchase of property, plant and equipment	(14,573)	(18,103)	(15,978)	(293)
Purchase of intangible assets	(793)	(791)	(1,803)	(33)
Proceeds from sale of property, plant and equipment	106	207	2,165	40
Proceeds from sale of available-for-sale investments	22,449	51,648	49,189	902
Purchase of available-for-sale investments	(18,634)	(50,357)	(54,693)	(1,003)
Purchase of shares in equity method investees	(530)	(255)	—	—
Return of investment by equity method investee	—	—	58	1
Loans given to equity method investees	(3,110)	(765)	—	—
Acquisition of business, net of cash acquired	(242)	(1,313)	—	—
Change in restricted cash	(2)	(19)	(8)	—
Decrease /(increase) in short-term bank deposits	13	12	(3,252)	(60)
Inter corporate deposit placed and other loans	—	(2,512)	(864)	(16)
Proceeds from repayment of inter-corporate deposit and other loans	—	1,300	700	13
Purchase of investments	(1)	(1)	(2)	-
Refund of amount paid towards joint venture	748	—	—	—
Advances for investments	(455)	—	—	—

Net cash used in investing activities	(15,024)	(20,949)	(24,488)	(449)

Tata Communications Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2011, 2012 and 2013

				US$
	2011	2012	2013	2013
	(in millions)
Cash flows from financing activities:
Proceeds from long-term borrowings	26,501	22,161	19,881	364
Long-term borrowings repaid	(26,442)	(9,413)	(7,153)	(131)
Proceeds from short-term borrowings	17,827	21,402	16,336	300
Short-term borrowings repaid	(10,675)	(27,223)	(18,653)	(342)
Proceeds of bank overdrafts, net	669	1,739	1,589	29
Purchases of additional ownership interest in subsidiary from non-controlling interest	—	—	(921)	(17)
Dividends paid (includes Nil, 407 million and 407 million in fiscals 2011, 2012 and 2013 paid to related parties)	—	(570)	(570)	(10)
Dividend paid to non-controlling interest of subsidiary	(2)	(5)	(29)	(1)
Payment of finance lease obligations	(31)	(28)	(34)	(1)
Net cash provided by financing activities	7,847	8,063	10,446	191
Net change in cash flows	4,501	(4,717)	3,127	57
Effect of foreign exchange differences on cash flows	(59)	644	(176)	(3)
Cash and cash equivalents, beginning of year	2,389	6,831	2,758	51
Cash and cash equivalents, end of year	6,831	2,758	5,709	105
Supplementary cash flow information:
Interest paid (net of interest capitalized)	3,976	7,819	7,695	141
Income taxes paid (refunds)	(2,290)	(107)	(793)	(15)
Supplementary disclosure of non-cash investing activity:
Payables for capital purchases	2,010	3,206	2,315	42
Supplementary disclosure of non-cash financing activity:
Loan from non-controlling interest converted to non-redeemable preference shares in SEPCO group	—	4,556	—	—

Notes to Consolidated Financial Statements

1.	Background

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

The Tata group, directly and indirectly through Tata Sons Limited, Panatone Finvest Limited and Tata Power Company Limited, and the GOI owned 50.03% and 26.12%, respectively of the Company’s equity shares, as of March 31, 2013.

The consolidated financial statements of Tata Communications include the financial statements of Tata Communications India and its subsidiaries, Tata Communications International Pte Ltd. (“TCIPL”) and its subsidiaries, SEPCO Communications Pty Ltd,(SEPCO) and its subsidiaries, Tata Communications Lanka Ltd.(“TCLL”), VSNL SNO SPV Pte Ltd. (“SNOSPV”), Tata Communications Transformation Services Limited (“TCTSL”), Tata Communications Payment Solutions Limited (“TCPSL”) (formerly known as Tata Communications Banking Infrasolutions Limited), and S&A Internet Services Private Limited (“SAISPL”).

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

In India, the Company is regulated by the Department of Telecommunications (DoT), GoI and the TRAI. In Singapore and Malaysia, the Company is regulated by the Infocomm Development Authority of Singapore and by the Malaysian Communications and Multimedia Commission, respectively. In Hong Kong and Taiwan, the Company is regulated by the Office of the Communications Authority of the Special Administrative Region and by the National Communications Commission respectively. In Japan the Company is regulated by the Ministry of Internal Affairs and Communications. In North America, the Company is regulated by the Canadian Radio-television and Telecommunications Commission and Industry Canada, and by the U.S. Federal Communications Commission pursuant to, the Communications Act of 1934, as amended. In the United Kingdom, the Company is regulated by the Office of Communications. In South Africa, the Company is regulated by Independent Communications Authority of South Africa (ICASA). In other parts of the world, the Company is subject to various foreign regulations.

2.	Significant Accounting Policies

a.	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

b.	Basis of consolidation

The Company consolidates all entities in which it has control. In addition, the Company reviews its relationships with other entities to assess if it is the primary beneficiary of a variable interest entity. If the determination is made that it is the primary beneficiary, then that entity is consolidated. In fiscals 2011, 2012 and 2013, the Company was not the primary beneficiary of any variable interest entity. Inter-company transactions, balances and unrealized profits and losses on such transactions are eliminated on consolidation.

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

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts receivable and other current assets, useful lives of property, plant and equipment and intangible assets, residual values of property, plant and equipment, asset retirement obligations, retirement benefits, impairment of goodwill, intangible assets, property, plant and equipment and income taxes including valuation of deferred tax assets.

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

Cash and cash equivalents represents cash on hand and held with banks including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

g.	Investments

Investments in securities with readily determinable market values are classified as available-for-sale securities and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income. Realized gains and losses on sale of securities are recorded on the trade date and the cost in respect of available-for-sale securities sold is determined on a weighted average basis.

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

The Company’s intangible assets include customer relationships, computer software, licenses, favorable leases and brand. Costs incurred on application development of internal use computer software are capitalized. Capitalization is commenced when the preliminary stage is complete, funding is committed, and it is probable that the project will be completed and the software will perform the function intended. Upgrades and enhancements that result in additional functionality are capitalized. Costs of ongoing maintenance, support and training activities are expensed as incurred. Customer relationships, computer software and favorable lease are amortized using the straight-line method, over the following estimated economic useful lives:

Years
Customer relationships	7 to 10
Computer software	3 to 8
Licenses	License term
Favorable Lease	Period of Lease
Brand	Indefinite

k.	Property, plant and equipment

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

Depreciation is charged on a straight-line basis over the estimated useful economic lives of property, plant and equipment. Land is not depreciated. The estimated useful economic lives are as follows:

Years
Leasehold improvements	Lesser of useful life or term of lease
Buildings	12 to 58
Plant and machinery	2 to 20
Computers	3 to 8
Motor vehicles	3 to 5
Furniture and fixtures	3 to 15

Cables under IRU arrangements are amortized on a straight-line basis over the useful life of the cable or the contracted period of right to use, whichever is lower.

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

The Company uses derivative financial instruments such as forward exchange contracts and derivative instruments such as cross currency swap contracts to mitigate the risk of changes in foreign exchange rates. The Company is also exposed to market risks associated with changes in interest rates. The Company uses derivative instruments such as interest rate swaps to manage its exposure to interest rate movements relating to its variable-rate long-term debts. The counterparty to these contracts is generally a bank.

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

Benefits under the pension plan covered by purchased annuity contracts are excluded from benefit obligations. On the date of purchase, the excess of the purchase price of the participating annuity contract over the price of an equivalent non participating annuity contract is recognized as an asset and is subsequently measured at fair value.

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

The Company also has a defined contribution plan in South Africa under which it pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee services in the current and prior periods. Contributions to defined contribution plans in respect of services during a period are recognised as an employee benefit expense when they are due.

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

In December 2011, the FASB issued ASU 2011-11 “Balance Sheet (Topic 201): Disclosure about Offsetting Assets and Liabilities”. The new accounting guidance requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under USGAAP and IFRS. Further in January 2013, the FASB issued ASU 2013-01 “Balance Sheet (Topic 201): Clarifying the scope of Disclosures about Offsetting Assets and Liabilities”. The amendments clarify that the scope of Update 2011-11 applies to derivatives instruments accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The new guidance as well as the clarification is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years. The Company is in the process of assessing the effect of adoption of ASU 2011-11 and ASU 2013-01 on the Company’s consolidated financial positions and results of operations.

In July 2012, the FASB issued ASU 2012-02 “Intangibles—Goodwill and Other (Topic 350): Testing indefinite-lived intangible assets for Impairment”. Under the revised guidance the entities testing impairment of indefinite-lived intangible assets other than goodwill have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Entities electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company is in the process of assessing whether or not to elect the option to evaluate the qualitative factors in future years.

In February 2013, the FASB issued ASU 2013-02 “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new guidance is effective prospectively for reporting periods beginning after December 15, 2012. Other than the presentation changes that would be required by ASU 2013-02, the adoption of this ASU will not have a material impact on the Company’s consolidated financial positions and results of operations.

In February 2013, the FASB issued ASU 2013-04 “Liabilities (Topic 405)—Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”. The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update’s scope that exist at the beginning of an entity’s fiscal year of adoption. The adoption of ASU 2013-04 will not have a material impact on the Company’s consolidated financial positions and results of operations.

z.	Convenience Translation

The consolidated financial statements have been expressed in Indian rupees (“ ”), the Company’s reporting currency. For the convenience of the readers in the United States of America the consolidated financial statements as of and for the year ended March 31, 2013 have been translated into US dollars at US$ 1.00 = 54.52 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2013. Such convenience translation should not be construed as a representation that the Indian rupee amounts have been or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.	Business acquisition

i.	On May 30, 2011, the Company acquired an additional ownership interest in SEPCO of 24.50% for a cash consideration of 2,806 million including the assumption of loans given by seller to SEPCO. As a result of this additional acquisition, Tata Communication’s equity ownership interest in SEPCO increased from 43.16% to 67.66% and effective interest in Neotel increased from 49.01% to 61.50% as on May 30, 2011. Consequently, the SEPCO Group became a subsidiary and has been consolidated from the date of acquisition of controlling interest. As on March 31, 2012, the Company subscribed to additional shares of SEPCO Group, due to which the Company’s effective ownership interest in SEPCO Group increased from 61.50% to 64.10%.

The following table summarises the consideration paid for SEPCO Group and fair value of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in SEPCO Group.

At May 30, 2011	In millions
Consideration
Cash	2,806
Fair value of Company’s previously held interest prior to business combination	11,821

14,627

Recognized amount of identifiable assets acquired and liabilities assumed
In millions
Cash and cash equivalents	758
Accounts Receivable	2,882
Prepaid and other assets	826
Property, plant and equipment	23,862
Identifiable intangible assets	3,188
Deferred tax assets (net)	5,252
Account payable and other liabilities	(9,190)
Borrowings	(33,968)

Total identifiable net liabilities	(6,390)

Non-controlling interest	(1,146)
Goodwill	22,163

14,627

The total gross amounts of accounts receivables was 4,094 million of which 1,212 million was expected to be uncollectible.

The fair value of property, plant and equipment was estimated using the depreciated replacement cost. Identifiable intangible assets consist mainly of 1,022 million and 1,592 million relating to customer relationships and ‘Neotel’ brand respectively. Fair values of customer relationships were determined using the excess earnings method and that of the brand using the royalty relief method.

The fair value of the non-controlling interest was estimated applying the income approach. The fair value measurement is based on forecast of revenues and earnings before interest, taxes, depreciation and amortization (referred to as EBITDA) which consists of significant inputs that are not observable in the market and thus represents a fair value measurement categorized within level 3 of the fair value hierarchy as described in note 2(x). Key assumptions include a discount rate of 17.70%, terminal value based on a long term sustainable growth rate in EBITDA of 4%, and adjusted because of the lack of control and marketability that market participants would consider when measuring the fair value of non-controlling interest in SEPCO Group.

The remeasurement of the Company’s previously held interest in SEPCO Group to fair value resulted in a gain of  11,047 million which has been recognised in the statement of operations for fiscal 2012.

The goodwill is attributable to the expected profitability of the acquired business and to the strong lead that this acquisition provides in South Africa and other African markets which are expected to grow significantly. Goodwill is not deductible for tax purpose.

The following table presents unaudited supplemental pro-forma results of operations for fiscals 2011 and 2012 giving effect to the acquisition relating to SEPCO Group, as if it had occurred on April 1, 2010:

	As of March 31,
	2011	2012
	(unaudited)
	(In millions)
Revenues from telecommunication services	126,607	142,177
Net loss	(14,101)	(13,002)

The supplemental unaudited pro-forma results for fiscal 2012 were adjusted to exclude 11,047 million of gain on re-measurement of previously held interest in SEPCO Group to fair value.

During the fiscal 2013, the Company acquired a further 2.38% equity ownership interest in SEPCO Group for cash consideration of 922 million (US$ 17 million) thereby increasing its equity ownership interest to 66.48%. Further, the Company subscribed to additional shares of SEPCO Group including the unsubscribed equity calls of non-controlling shareholders, due to which the Company’s effective interest in SEPCO Group increased to 67.32% as on March 31, 2013.

ii.	In fiscal 2010, the Company acquired equity ownership of 22.86% in BitGravity, Inc (BitGravity) for 62 million. In September 2010, the Company acquired additional equity interest of 22.86% in BitGravity for 66 million and in February 2011, the Company acquired controlling interest by purchasing equity interest of 54.28% for 265 million. The aggregate purchase consideration including the fair value of previously held equity shares and convertible debt including interest accrued thereon was 987 million. The fair value of net assets was 390 million (including fair value of identifiable intangible assets of 276 million resulting in goodwill of 597 million. The re-measurement of previously held interest on the acquisition date resulted in a gain of 128 million which has been included in non-operating income. The impact of fair valuation of convertible debt was insignificant on the date of acquisition.

This acquisition does not have material impact on the operations of the Company and pro-forma disclosures have not been presented.

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2012	2013
	(In millions)
Cash	1	1	US$	—
Current account balances and deposits with banks in Indian rupees	611	3,001		55
Current account balances and deposits with banks in foreign currencies	2,146	2,707		50

Total	2,758	5,709	US$	105

Cash and cash equivalents of 1,149 million and 1,126 million as of March 31, 2013 and 2012, respectively are held in South Africa.

5.	Short-term bank deposits

Short-term bank deposits as of March 31, 2013 includes restricted deposit of 2,964 million (US$ 54 million) placed with a bank as a collateral for increase in credit limit extended to a subsidiary.

6.	Accounts receivable

Changes in the allowances for uncollectible accounts receivable are as follows:

	As of March 31,
	2011	2012	2013
	(In millions)
Beginning balance	2,502	2,452	3,267	US$	60
Additional allowances for the year	974	1,070	1,255		23
Recoveries	(490)	(423)	(363)		(7)
Uncollectible receivables written off	(527)	—	(57)		(1)
Foreign currency translation adjustment	(7)	168	55		1

Ending balance	2,452	3,267	4,157	US$	76

The Company has customer concentration risk, as disclosed in the table below showing the aggregated accounts receivable for five largest customers as of March 31, 2012 and 2013, respectively. Tata Communications’ exposure to other customers is diversified, and no other single customer has more than 1.8% and 1.9% of outstanding accounts receivable at March 31, 2012 and 2013 respectively.

Balances due from major customers are as follows:

	As of March 31, 2012
	(In millions, except percentages)
Customer H	2,958	11%
Customer F	1,349	5%
Customer Q	808	3%
Customer G	613	2%
Customer C	464	2%
Others	20,020	77%

Total	26,212	100%

	As of March 31, 2013
	(In millions, except percentages)
Customer H	3,715	US$	68	12%
Customer Q	1,838		34	6%
Customer G	888		16	3%
Customer S	786		15	2%
Customer R	618		11	2%
Others	24,265		445	75%

Total	32,110	US$	589	100%

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of March 31,
	2012	2013
	(In millions)
Prepaid expenses	3,439	3,112	US$	57
Advances to suppliers and contractors (net of allowances of 70 million and 131 million as of March 31, 2012 and 2013 respectively)	325	265		5
Deferred income taxes (See note 18)	2,132	2,405		44
Recoverable indirect tax	672	1,103		20
Derivative financial instruments	—	51		1
Others (net of allowances of 617 million and 588 million as of March 31, 2012 and 2013 respectively)	1,005	1,012		19

Total	7,573	7,948	US$	146

8.	Investments

Investments consist of the following:

	As of March 31,
	2012	2013
	(In millions)
Current investments
Investments available-for-sale, at fair value	—	5,689	US$	104
Non-current investments
Investments at cost, net	4,104	4,109		75

Total	4,104	9,798	US$	179

Information on unrealized gains and losses from investments in available-for-sale securities is as follows:

	Amortized cost		Gross Unrealized gains		Fair value
	(In millions)
Available-for-sale securities
As of March 31,2012;
Mutual Funds		—		—		—

Total available-for-sale securities		—		—		—

As of March 31,2013;
Mutual Funds		5,684		5		5,689

Total available-for-sale securities		5,684		5		5,689

	US$	104	US$	—	US$	104

Dividends from investments were 3 million, Nil and Nil in fiscals 2011, 2012 and 2013 respectively.

In fiscal 2011, the proceeds and gross realized gains from sale of available-for-sale securities were 22,449 million and 138 million, respectively. On sale of these securities, unrealized gain of 52 million were reclassified from accumulated other comprehensive loss to earnings.

In fiscal 2012, the proceeds and gross realized gain from sale of available-for-sale securities were 51,648 million and 379 million, respectively. On sale of these securities, unrealized gain of 4 million were reclassified from accumulated other comprehensive loss to earnings.

In fiscal 2013, the proceeds and gross realized gain from sale of available-for-sale securities were 49,189 million (US$ 902 million) and 180 million (US$ 3 million), respectively. On sale of these securities, unrealized gain of Nil were reclassified from accumulated other comprehensive loss to earnings.

In fiscal 2009, the Company partially sold its investment in Tata Teleservices Limited (“TTSL”), a cost method investment, with carrying amount of 338 million to NTT Docomo Inc. (“the buyer”) for a cash consideration of 4,242 million and realized a gain of 3,904 million, reducing its ownership interest in TTSL from 14.43% to 10.66%. As of March 31, 2013, the Company’s effective ownership interest is 9.33%. The carrying value of TTSL investment is 4,074 million (US$ 75 million) as on March 31, 2013.

The Company has an option to reacquire TTSL shares at fair value if any of the TTSL’s competitor acquires more than 10% of voting interest in buyer. The buyer has the option to sell the TTSL shares to the Company, at fair value, in the event any competitor of the buyer acquires more than 10% ownership interest in TTSL.

The buyer has an option to acquire additional interests in TTSL from the Company, at fair value, if TTSL does not meet certain performance targets by 2014. Additionally, the buyer has an option (referred to as the put option), to sell its interest in TTSL to the Company at the higher of fair value or 50% of the consideration paid (dependent on current applicable Indian foreign exchange regulations) by the buyer in the event TTSL does not meet any of the performance targets by 2014. The Company recognized the sale and recorded a gain, as the Company’s options to reacquire the shares are at fair value and therefore do not provide more than a trivial benefit to the Company. The exercise of put option was not considered probable as of March 31, 2009, and therefore the put option does not preclude the recognition of the sale and consequently the gain in determination of earnings. The put option is in the nature of a guarantee and fair value of guarantee at inception and as of March 31, 2013 was insignificant.

The Company has provided guarantee relating to representations and warranties in connection with the sale of Company’s investment in TTSL. These representation and warranties mainly relate to the validity of the Company’s title to TTSL shares, validity of the sale and issuance of the shares by the Company and TTSL, validity of TTSL’s telecommunication license. Additionally the guarantee indemnify the buyer against any loss on account of unrecorded or undisclosed liabilities, and for any loss that the buyer may incur in relation to TTSL’s contingent liabilities existing as on the date of sale agreements. The share of the Company in respect of specified contingent liabilities is 417 million (US$ 8 million).

9.	Investments in equity method investees

Till May 29, 2011, the Company’s effective equity ownership interest in SEPCO Group was 49.01%. Additionally, the Company made investments of 255 million in fiscal 2012 (till date of acquisition of control). As described in note 3(i), the Company acquired majority equity ownership interest in SEPCO Group on May 30, 2011.

In fiscals 2011 and 2012 (till date of acquisition of control), the Company’s share of loss in SEPCO Group was 5,534 million and 972 million respectively. Of this loss of 83 million and 452 million has been allocated against investment and balance excess loss of 5,451 million and 520 million has been allocated against loans in fiscal 2011 and 2012 (till date of acquisition of control), respectively.

Summarized combined financial information of SEPCO Group accounted for under the equity method is as follows:

	2011	2012*
	(In millions)
Revenues	14,807	2,607
Network and transmission cost	7,993	1,278
Loss from continuing operations before taxes	11,175	1,985
Net loss	11,293	1,985

*	Till the date of acquisition.

In fiscal 2011 (till the date of acquisition of control in BitGravity), the Company’s share of loss in BitGravity as an equity method investee was 121 million.

In fiscal 2012 and 2013, Neotel (Pty) Ltd has equity ownership interest of 20% in Number Portability Company (Pty) Limited. In fiscal 2012 and 2013, the share of income in Number Portability Company (Pty) Limited was 12 million and 3 million respectively.

During fiscal years ended 2011 and 2012, Tata Communications had equity ownership interest in United Telecom Limited (“UTL”) of 26.66%. In fiscal 2011, 2012 and 2013, the Company’s share of income /(loss) in UTL was 19 million,  16 million and  (237) million, respectively.

10.	Property, plant and equipment, net

	As of March 31,
	2012	2013
	(In millions)
Land	921	926	US$	17
Leasehold improvements	1,405	1,950		36
Buildings	8,637	8,478		155
Plant and machinery	181,235	201,770		3,701
Computers	8,854	9,646		177
Motor vehicles	7	7		—
Furniture and fixtures	1,806	1,937		35

Property, plant and equipment at cost	202,865	224,714		4,121
Less: Accumulated depreciation	(72,761)	(92,533)		(1,697)

	130,104	132,181		2,424
Add: Construction in progress	10,989	7,629		140

Property, plant and equipment, net	141,093	139,810	US$	2,564

As of March 31, 2012 and 2013, plant and machinery include IRU’s as follows:

	As of March 31,
	2012	2013
	(In millions)
IRUs	23,745	26,990	US$	495
Accumulated amortization	(8,243)	(10,337)		(190)

IRUs, net	15,502	16,653	US$	305

The estimated amortization of IRU’s for each of the five fiscal years subsequent to March 31, 2013 is as follows:

	Year ending March 31,
	(In millions)
2014	1,645	US$	30
2015	1,468		27
2016	1,457		27
2017	1,450		27
2018	1,447		26
Thereafter	9,186		168

Interest expense of 646 million, 489 million and 191 million (US$ 4 million) was capitalized during fiscals 2011, 2012 and 2013 respectively.

Depreciation expense of 12,908 million, 16,781 million and 18,541 million (US$ 341 million) in fiscals 2011, 2012 and 2013 respectively includes IRU amortization expense of 1,236 million, 1,485 million and 1,665 million (US$ 31 million), respectively.

In fiscal 2013, the Company and its subsidiary has reassessed the useful economic life of undersea cables and has revised the useful life of undersea cables from 15 years to 20 years and batteries from 8/12 years to 4 years. The change in useful lives mainly relates to undersea cables because of technological advancement of certain equipments enabling the existing undersea cable to carry higher capacity traffic for additional period of time. This has resulted in lower depreciation charge of 1,020 million (US$ 19 million) (net) for the year. This has resulted in a decrease of loss per share by 3.58 due to change in the useful economic life.

In fiscal 2013, the Company sold land and buildings in Chennai for a consideration of 1,923 million (US$ 35 million) resulting in a profit on sale of 1,896 Million (US$ 35 million).

As of March 31, 2013, property, plant and equipment include 1,314 million (US$ 24 million) under capital leases. The accumulated depreciation on leased assets is 961 million (US$ 18 million).

Asset retirement obligations

The Company’s asset retirement obligations for fiscals 2012 and 2013 relate to the costs associated with the removal of long-lived assets mainly cables and certain other telecommunication equipment when they will be retired.

The following is a reconciliation of the asset retirement obligations for fiscals 2012 and 2013.

	2012	2013
	(In millions)
Asset retirement obligations, April 1,	632	798	US$	15
Liabilities incurred during the year	48	29		—
Accretion expense	24	43		1
Foreign currency translation adjustments	94	54		1

Asset retirement obligations, March 31,	798	924	US$	17

11.	Intangible Assets

	(In millions)
	Gross carrying amount		Accumulated amortization		Net carrying amount
As of March 31, 2012:
Computer software		6,524		3,588		2,936
Customer relationships		3,997		2,596		1,401
Brand “Neotel”		1,614		—		1,614
License		69		6		63
Favorable lease		60		27		33

		12,264		6,217		6,047

As of March 31, 2013:
Computer software		8,463		5,079		3,384
Customer relationships		4,046		3,185		861
Brand “Neotel”		1,426		—		1,426
License		62		9		53
Favorable lease		53		53		—

		14,050		8,326		5,724
	US$	258	US$	153	US$	105

Computer software includes software under development of 498 million and 72 million (US$ 1 million) as of March 31, 2012 and 2013 respectively.

Amortization expenses during fiscals 2011, 2012 and 2013 was 1,072 million, 1,548 million and 2,016 million (US$ 37 million) respectively. The aggregate amortization expense for intangible assets is estimated to be:

Year ending March 31,	(In millions)
2014	1,505	US$	28
2015	1,149		21
2016	486		9
2017	360		7
2018	315		6
Thereafter	411		8

12.	Goodwill

The following table presents the movement in carrying value of goodwill:

	As of March 31,
	2012	2013
	(In millions)
Beginning balance	6,361	29,430	US$	540
Additions during the year	22,163	—		—
Foreign currency translation adjustment	906	(2,280)		(42)

Ending balance	29,430	27,150	US$	498

The Company’s goodwill is in respect of the following reporting units and segments:

Reporting Unit	As of March 31,
	2012	2013
	(In millions)
International Voice	4,178	4,459	US$	82
Global Data and Managed Services India	2,116	2,116		39
Content Delivery Network	668	713		13
South Africa Operations	22,468	19,862		364

Total	29,430	27,150	US$	498

Goodwill of 4,459 million (US$ 82 million) (fiscal 2012 4,178 million), 2,829 million (US$ 52 million) (fiscal 2012  2,784 million) and 19,862 million (US$ 364 million) (fiscal 2012 22,468 million) has been assigned to Global Voice Solutions, Global Data & Managed Services and South Africa Operations respectively.

The Company performed its annual impairment test as of March 31, 2013. The Company estimated the fair values of the reporting units using an income-based approach and estimated future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology and network infrastructure.

The estimated cash flows were developed using internal forecasts. The discount rates used for the reporting units were based on historical market returns for similar industries of the reporting units.

As of March 31, 2013, the fair values of all the reporting units exceeded the carrying amounts and no impairment loss was recognized in fiscal 2013.

13.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2012	2013
	(In millions)
Prepaid Rent	1,933	1,911	US$	35
Prepaid expense	2,473	2,493		46
Deferred income taxes (See note 18)	790	454		8
Prepaid pension asset	2,142	1,808		33
Amount paid under protest
• License Fee	2,899	1,741		32
• Others	—	256		5
Others	1,866	2,319		42

Total	12,103	10,982	US$	201

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

In January 2008, DoT issued additional license fee demand for fiscals 2003, 2004 and 2005 of 2,950 million for (a) additional payment of license fee of 829 million, (b) compounded interest of 912 million on unpaid license fees, (c) penalty of 772 million and interest on penalty of 386 million (together referred to as “penalty”) totaling 1,158 million, (all of (a)-(c) aggregating 2,899 million), and (d) an excess claim of 51 million by DoT which has since been adjusted against the demands in subsequent years.

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

The Company challenged the legality of penalty provisions in the license agreement in TDSAT. TDSAT ruled in favour of the Company. Consequently  1,158 million became refundable by DoT. Further, the Company had filed a petition in TDSAT, seeking its direction to DoT for refund of penalty amounting of 1,158 million along with interest thereon at prevailing bank rates. The TDSAT has accepted the Company’s contention and passed the order accordingly on July 13, 2011 and October 18, 2011 for refund of penalty of  1,158 million along with interest. DoT has disputed both the order of TDSAT and has filed an appeal against TDSAT’s order in the Supreme Court of India. However Supreme Court of India did not grant any stay against the TDSAT’s refund order.

Further the Company filed an execution-application in TDSAT for their orders dated July 13, 2011 and October 18, 2011 for refund of 1,158 million along with interest. In response to execution application, TDSAT in its order dated May 9, 2012, directed DoT to refund the amount within seven days’ time along with 9% interest from August 2011 till the date of payment. Accordingly DoT, on June 7, 2012 refunded an amount of 2,262 million to the Company, including interest of 1,104 million. Accordingly the Company has adjusted the cash received against the amount paid under protest of 1,158 million. The interest amount of 1,104 million has been included under non-current liability, because the matter is still pending in the Supreme Court of India. The Company does not expect resolution by the Supreme Court of India in the next 12 months.

14.	Accounts payable

Accounts payable consists of the following:

	As of March 31,
	2012	2013
	(In millions)
Interconnect charges payable	16,767	17,834	US$	327
Payables for capital and other supplies	11,642	12,487		229

Total	28,409	30,321	US$	556

15.	Short-term debt and current portion of long-term debt

Short-term debt comprises:

	As of March 31,
	2012	2013
	(In millions)
Buyers credit	1,258	1,497	US$	27
Other bank loans	9,798	9,270		170
Current portion of long-term debt	5,061	20,875		383

Total	16,117	31,642	US$	580

Maximum amount of bank debt outstanding during the year	15,075	21,622	US$	397
Weighted average interest rate	2.57%	3.28%
Unutilized lines of short-term credit	5,921	11,135	US$	204

16.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities comprise the following:

	As of March 31,
	2012	2013
	(In millions)
Unearned revenues	5,548	6,627	US$	121
License fees	696	665		12
Deposits from customers and contractors	2,128	963		18
Accrued payroll	4,287	4,740		87
Interest payable	669	606		11
Other accrued expenses	6,348	9,257		170
Derivative financial instruments	1,571	411		7
Other current liabilities	2,049	2,213		41

Total	23,296	25,482	US$	467

Other current liabilities include current deferred tax liability of 1 million and 1 million respectively for the fiscals 2012 and 2013 respectively [See note 18].

17.	Long-term debt, net of current portion

Long-term debt comprises the following:

	Interest Rates %	Maturities	As of March 31,
			2012	2013
			(In millions)
Term loan from bank – US$	LIBOR + 4.00%	January 2014	6,365	6,793	US$	125
Term loan from bank – US$	LIBOR + 2.90%	December 2013 to December 2015	38,954	41,570		762
Term loan from bank – US$	LIBOR + 4.70%	July 2014 to July 2016*	2,546	2,717		50
Term loan from bank – US$	LIBOR + 1.35%	March 2012 to March 2020	1,869	1,933		35
Term loan from bank – US$	LIBOR + 3.75%	November 2014 to November 2016*	509	543		10
Term loan from bank – US$	LIBOR + 0.65%	September 2012 to September 2021	5,270	5,032		92
Term loan from bank – US$	LIBOR + 3.55%	December 2015 to December 2017	—	5,434		100
Term loan from bank – SGD	SOR + 3.30%	January 2016	—	2,669		49
Term loan from bank – ZAR#	JIBAR + 4.75%	December 2014 to March 2018	16,937	15,573		286
Term loan from bank – ZAR#	JIBAR + 6.75%	December 2014 to March 2020	1,325	1,176		22
Term loan from Financial Institution – ZAR#	JIBAR + 4.75%	June 2013 to September 2016	2,033	1,211		22
Term loan from bank – ZAR#	JIBAR + 5.21%	June 2013 to September 2016	1,329	1,175		22
Term loan from Financial Institution – ZAR#	JIBAR + 2.50%	December 2014 to March 2020	2,437	2,338		43
Term loan from Financial Institution – ZAR#	JIBAR + 6.00%	December 2014 to March 2020	5,301	4,702		86
Term loan from bank – ZAR#	12.71% – Fixed	Quarterly until September 2020	930	807		15
Loans from non-controlling shareholders of Neotel – ZAR@	JIBAR + 2.50%		4,638	4,613		84
Fixed Rate Senior Unsecured Notes – SG$**	4.25% – Fixed	February 2016	—	10,938		200
Loans from finance Company – US$	3.95% – Fixed	October 2012 to October 2017	963	1,290		24
Non convertible debentures ***	9.50% – 11.25% – Fixed	July 2012 to July 2019	11,500	5,500		101
Term loans from banks and finance Company	9.0% –10.00% – Fixed	June 2014 to October 2015	1,485	1,420		26

Total			104,391	117,434	US$	2,154
Less: Current portion of long-term debt			5,061	20,875		383

Long-term debt, net of current portion			99,330	96,559	US$	1,771

The scheduled maturity of long-term debt as of March 31, 2013 is set out as below:

	As at March 31, 2013
	(In millions)
Due in the years ending March 31,
2014	20,875	US$	383
2015	29,187		535
2016	31,746		582
2017	9,625		177
2018	11,233		206
Thereafter	14,768		271

*	The Company has given prepayment notice to the bank in March 31, 2013 and subsequently repaid the loan in April, 2013.
**	The SG$ 250,000,000 4.25 per cent. Senior notes due in 2016 (the “Notes”) was issued by Tata Communications (Netherlands) B.V. (a subsidiary of TCIPL) (the “Issuer”). The Notes constitute senior unsecured obligations of the Issuer and will rank at all times pari passu without any preference among themselves and at least equally with all other present and future outstanding unsecured and unsubordinated obligations of the Issuer but, in the event of insolvency, only to the extent permitted by applicable laws relating to creditors’ rights. These notes are guaranteed by the Company.
***	The non-convertible debentures to the extent of 2,500 million (US$ 46 million) are secured against Tata Communications India’s property plant and equipment with carrying amount of 3,205 million (US$ 59 million).
#

The ZAR denominated loans of the Company to the extent of 26,982 million (US$ 495 million) are secured against the property, plant and equipment’s, other non-current assets and current assets pertaining to South Africa Operations with carrying amount of 27,715 million (US$ 508 million).

@	As on March 31, 2013, loans from Neotel’s non-controlling shareholders of 4,613 million (US$ 84 million) is payable upon settlement of all bank loans of Neotel.

18.	Income taxes

The income tax expense/(benefit) consists of the following:

	For the year ended March 31,
	2011	2012	2013
	(In millions)
Income /(Loss) before income taxes
Domestic	1,785	2,287	5,005	US$	92
Foreign	(3,466)	2,949	(10,098)		(186)

	(1,681)	5,236	(5,093)	US$	(94)
Current income tax expense:
Domestic	788	1,884	2,313	US$	42
Foreign	222	(653)	108		2
Deferred income tax:
Domestic	43	(1,640)	(543)		(10)
Foreign	(288)	5,547	150		3

Total	765	5,138	2,028	US$	37

Tax effects of significant timing differences on the income tax expense (benefit) are as follows:

	For the year ended March 31,
	2011	2012	2013
	(In millions)
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	276	(122)	(343)	US$	(6)

Unearned revenues	(84)	41	175		3
Allowances for uncollectible receivables and other current assets	(47)	(188)	(82)		(1)

Net operating loss	—	5,028	172		3

Minimum alternate tax credit	—	(183)	—		—

Interest and expenses allowed on payment basis	(152)	(638)	(550)		(10)

Tax on undistributed earnings of subsidiary	—	126	(9)		—
Others	(238)	(157)	244		4

Total	(245)	3,907	(393)	US$	(7)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	For the year ended March 31,
	2011	2012	2013
	(In millions)
Income /(loss) before income tax	(1,681)	5,236	(5,093)	US$	(94)
Statutory income tax rate	33.22%	32.45%	32.45%		32.45%

Expected income tax expense/(benefit) at statutory rate	(558)	1,699	(1,652)		(31)
Adjustments to reconcile expected income tax expense to reported income tax expense:
State taxes, net of federal tax benefits	1	(7)	(7)		—
Differences arising from different tax rates in other tax jurisdictions and income taxed at differential rate	397	580	883		16
Changes in enacted tax rate for TCL India and its subsidiaries in other tax jurisdictions	(9)	434	373		7
Changes in valuation allowance including losses of overseas subsidiaries	3,258	4,608	2,125		39
Equity in net loss of equity method investee	(1,839)	3,442	(77)		(1)

Fair value gain on investment of Neotel	—	(3,584)	—		—

Non deductible interest expense	100	—	—		—
Tax on undistributed earnings of subsidiary	—	126	(9)		—
Others, net	(585)	(2,160)	392		7

Income tax expense/(benefit)	765	5,138	2,028	US$	37

Changes in valuation allowances

	For the year ended March 31,
	2012	2013
	(In millions)
Beginning balance	(11,676)	(20,219)	US$	(371)
Increase on account of business combination	(2,465)	—		—
Increases for the current year	(4,608)	(2,125)		(39)
Reduction in deferred tax assets and corresponding valuation allowance pertaining to earlier years	—	1,622		30
Effect of foreign currency translation	(1,470)	869		16

Ending Balance	(20,219)	(19,853)	US$	(364)

In fiscal 2012, Tata Communications Internet Service Limited (TCISL), a wholly owned subsidiary of Tata Communications Limited was merged with Tata Communications Limited. Consequent to this re-organization, there has been a reduction in the current tax expense of  380 million because of utilization of tax loss and an increase in deferred tax benefit of  397 million because of reversal of valuation allowance relating to tax loss carry forward, as these losses are expected to be realized on account of probable sufficient future tax profits.

Change in valuation allowance in fiscal 2012 includes  6,736 million relating to Neotel’s net operating losses carry-forward. The Company evaluated the availability of future taxable income taking into consideration current available evidences including operating trends and recognized the valuation allowance.

The deferred income tax balance sheet accounts result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	For the year ended March 31,
	2012	2013
	(In millions)
Tax effect of:
Deferred tax assets:
Net operating losses carry-forwards	16,271	16,404	US$	301
Losses of equity method investee	—	77		1
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	3,307	2,097		38
Allowances for uncollectible receivables and other current assets	1,067	1,276		23
Unearned revenues	3,762	3,520		65
National long distance license fees	154	143		3
Interest and expenses allowed on payment basis	2,031	3,022		55
Minimum alternate tax credit	183	183		3
Others	1,612	1,481		28

Gross deferred tax assets	28,387	28,203	US$	517
Less: Valuation allowance	(20,219)	(19,853)		(364)

Net deferred tax assets	8,168	8,350		153

Deferred tax liabilities:
Differences in carrying amounts of property, plant and equipment for accounting and income tax purposes	7,781	7,414		136
Prepaid pension asset	448	418		8
Tax on undistributed earnings of subsidiary	126	117		2
Others	69	78		1

Total	8,424	8,027	US$	147

Net deferred tax (liability)/Assets	(256)	323	US$	6

Current deferred tax asset, net	2,132	2,405	US$	44
Non-current deferred tax asset, net	790	454		8
Current deferred tax liability, net	1	1		—
Non-current deferred tax liability, net	3,177	2,535		46

Deferred tax assets and liabilities in respect of the same taxpaying component and jurisdiction have been offset.

Deferred tax assets on net operating losses, which would expire based on the year of origination are as follows:

Jurisdiction	Deferred Tax Assets on Net Operating Losses
	Fiscal 2013 (In millions)			Expiration of operating losses
US	2,372	US$	44	Between 2018 and 2032
Canada	1,209		22	Between 2026 and 2033
India	632		12	2016 to 2020
APAC	227		4	Unlimited
Europe	2,142		39	4 years and higher
South Africa	9,822		180	Unlimited

Tax effect/(benefit) allocated to each component of other comprehensive loss are as follows:

	For the year ended March 31,
	2011	2012	2013
	(In millions)
Unrealised (loss)/gain on available-for-sale securities	(19)	(1)	1	US$	—
Employee benefit plans	94	(150)	(208)		(4)

Ending Balance	75	(151)	(207)	US$	(4)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended March 31,
	2012	2013
	(In millions)
Beginning Balance	6,999	7,412	US$	136
Increase on account of business combinations	64	—		—
Increases related to current year tax positions	347	272		5
Decreases related to prior year tax positions	(26)	(64)		(1)
Foreign currency translation	28	5		—

Ending Balance	7,412	7,625	US$	140

The Company’s total unrecognized tax benefits, if recognized, would reduce the tax liability by  7,625 million (US$ 140 million) as of March 31, 2013, and would affect the Company’s effective tax rate.

The Company’s major tax jurisdictions are India, the U.S., South Africa and Canada, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal 2009 through 2012. The Company has received notices for examination in U.S., Canada, Netherland, France and Belgium.

In fiscals 2012 and 2013, the Company has not recorded any interest and penalty on uncertain tax positions. As of March 31, 2013 the Company has an accrual of  344 million (US$ 6 million) towards interest and penalties included in advance tax (net).

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as these would depend upon the outcome of the matters with various appellate authorities, which are not expected to be concluded / attain finality, within the next 12 months.

19.	Other non-current liabilities

Other non-current liabilities include the following:

	As of March 31,
	2012	2013
	(In millions)
Deferred Income taxes (See note 18)	3,177	2,535	US$	46
Unearned revenues	32,170	37,672		691
Employee retirement benefits	1,197	926		17
License fees	1,741	1,741		32
Interest received relating to license fees litigation (See note 13)	—	1,104		20
Derivative financial instruments	218	70		1
Others	2,226	2,665		50

Total	40,729	46,713	US$	857

20.	Accumulated other comprehensive loss

The cumulative balances included in accumulated other comprehensive loss are:

	As of March 31,
	2012	2013
	(In millions)
Net unrealized gain on available-for-sale securities, net of taxes	—	4	US$	—
Foreign currency translation adjustment	(4,098)	(8,552)		(156)
Effective portion of net loss on derivative instrument designated as cash flow hedge	(23)	(39)		(1)
Funded status on employee benefit plans	(238)	(765)		(14)

Total	(4,359)	(9,352)	US$	(171)

21.	Other operating costs

As part of its initiative to enhance the long-term efficiency of the business, during the year, the Company undertook certain organizational changes to align its current and prospective business requirements. These changes involved certain positions in the Company becoming redundant and the Company incurred one time expense of  854 million (US$ 16 million) in respect of this exercise which is included in other operating costs in the consolidated statements of operations.

22.	Other non-operating income, net

Other non-operating income consists of the following:

	As of March 31,
	2011	2012	2013
	(In millions)
Dividend Income	3	—	—	US$	—
Foreign exchange gain/(loss), net	339	380	(179)		(3)
Liabilities no longer required to be settled that have been written back	625	9	149		3
Others (net)	1,225	26	605		11

Total	2,192	415	575	US$	11

Liabilities no longer required to be settled have been written back because of expiry of the statute of limitation period.

23.	Retirement benefits

The Company in fiscals 2011, 2012 and 2013 has used March 31 as the measurement date of the funded status of the plans.

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

The following table sets out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2012	2013
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	541	620	US$	11
Service cost	45	54		1
Interest cost	43	50		1
Actuarial loss	20	48		1
Benefits paid	(29)	(101)		(2)
Transfer to other company	—	(23)		—

Benefit obligation, end of the year	620	648	US$	12

Change in plan assets:
Fair value of plan assets, beginning of the year	496	542		10
Expected return on plan assets	33	59		1
Employer contributions	42	86		2
Transfer to other company	—	(23)		—
Benefits paid	(29)	(101)		(2)

Fair value of plan assets, end of the year	542	563	US$	11

Accrued liability included in other current liabilities 75 million (fiscal 2012 69 million) and 10 million in other non-current liabilities (fiscal 2012 9 million)	(78)	(85)	US$	(1)
Actuarial (gain)/loss and past service cost recognized as a component of accumulated other comprehensive loss	*27	*33		1

*	This amount includes actuarial gain/(loss) of (7) million and 15 million on plan assets for the fiscal 2012 and 2013 respectively.

Net gratuity cost in fiscals 2011, 2012 and 2013 consist of the following:

	As of March 31,
	2011	2012	2013
	(In millions)
Service cost	43	45	54	US$	1
Interest cost	32	43	50		1
Amortization of past service cost	7	7	7		—
Actual return on plan assets	(27)	(40)	(43)		(1)

Net gratuity cost	55	55	68	US$	1

The assumptions used in accounting for the gratuity plans are set out below:

	As of March 31,
	2011	2012	2013
	(%)
Discount rate	8.25	8.50	8
Rate of increase in compensation levels of covered employees	6	6.0-10.0	6.0-10.0
Rate of return on plan assets	8	8	8

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

The fair value of Company’s gratuity plan assets at March 31, by asset category are as follows:—

	As of March 31, 2012
	(In millions)
	Level 1	Level 2	Level 3	Total
Mutual funds	—	541	—	541
Long Term Bonds	—	1	—	1

Total	—	542	—	542

	As of March 31, 2013
	(In millions)
	Level 1	Level 2	Level 3	Total
Mutual funds	—	563	—	563	US$	11

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Level 2—The fair values of mutual funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

Accumulated benefit obligation was  451 million and  471 million (US$ 9 million) for fiscals 2012 and 2013 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications gratuity obligation as of March 31, 2013 and are as follows:

Year ending March 31,	(In millions)
2014	218
2015	270
2016	268
2017	286
2018	311
2019-2024	1,735

The Company expects to contribute  75 million to gratuity fund in fiscal 2014.

Medical Benefits

The Company reimburses domiciliary and hospitalization expenses incurred by eligible and qualifying employees and their dependent family members not exceeding certain specified limits under the Tata Communications employee’s medical reimbursement scheme. The scheme provides for cashless hospitalization where the claims are directly settled / reimbursed by the Company.

The following table sets out the amounts recognized in the Company’s consolidated financial statements.

	As of March 31,
	2012	2013
	(In millions)
Change in benefit obligation:
Benefit obligation, beginning of the year	454	520	US$	10
Service cost	5	6		—
Interest cost	35	43		1
Actuarial loss	94	92		2
Benefits paid	(68)	(93)		(2)
Benefit obligation, end of the year (included in other current liabilities 39 million (fiscal 2012 37 million) and other non-current liabilities 529 million (fiscal 2012 483 million))	520	568	US$	11
Actuarial loss recognized as a component of accumulated other comprehensive loss	94	92		2

The amounts recognized in the statement of operations for the year ended March 31, 2013:

	As of March 31,
	2011	2012	2013
	(In millions)
Service cost	40	5	6	US$	—
Interest cost	35	35	43		1
Amortization of actuarial loss	9	11	17		—

Net Medical cost	84	51	66	US$	1

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care cost trend rate used to determine the accumulated post-retirement benefit obligation calculated as at March 31, 2012 and 2013 is 2%. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Year ended March 31,
	2012		2013
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease
Effect on Interest Cost	1	(1)	1	(1)
Effect on post-retirement benefit obligation	13	(11)	13	(12)

The assumptions used in accounting for the medical benefit plan are set out below:

	2012	2013
	(%)	(%)
Discount rate	8.50	8
Rate of increase in compensation levels of covered employees	6.0-10.0	6.0-10.0

Accumulated benefit obligation was  479 million and  523 million (US$ 10 million) for fiscal 2012 and 2013 respectively.

The expected benefit payments to be paid for future service are based on the same assumptions used to measure Tata Communications medical obligation as on March 31, 2013 and are as follows:

Year ending March 31,	(In millions)
2014	41
2015	43
2016	45
2017	46
2018	48
2019-2024	312

Pension

In fiscal 2007, the Company purchased participating annuity contracts in respect of its obligation in India relating to employees transferred from the erstwhile Overseas Communication Services (“OCS”). The cost of participation is recognized as an asset and has been stated at fair value of  237 million and  296 million (US$ 5 million) as of March 31, 2012 and 2013. Additionally in fiscals 2012 and 2013, the Company purchased additional annuity contracts for  155 million and  81 million (US$ 1 million) in respect of increase in benefits to OCS employees resulting from cost of living increase. The cost of living increase in pension benefits is at the discretion of Government of India. The cost of purchase of the additional annuity contracts of  79 million,  155 million and  81 million (US$ 1 million) has been recognized as expense in fiscal 2011, 2012 and 2013 respectively.

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

The Company contributed  200 million,  222 million and  251 million (US$ 5 million) to provident fund in fiscals 2011, 2012 and 2013 respectively.

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

The following table summarizes changes in benefit obligations and in the plan assets for the contributory and non-contributory defined benefit pension plans:

	Pension Plans
	Contributory				Non-contributory
	2012	2013			2012	2013
	(In millions)

Benefit obligation, beginning of the year	4,125	4,905	US$	90	3,699	4,970	US$	91

Service cost	24	18		—	71	96		2

Interest cost	230	228		4	210	235		5

Benefits paid	(264)	(326)		(6)	(211)	(328)		(6)

Actuarial loss	332	265		4	788	406		7

Effect of foreign exchange rate changes	458	226		4	413	224		4

Benefit obligation, end of the year	4,905	5,316		96	4,970	5,603		103

Fair value of plan assets, beginning of the year	5,428	6,473		118	4,324	5,307		97

Expected return on plan assets	*706	*264		5	**539	**237		4

Contributions	—	—		—	163	258		5

Benefits paid	(264)	(326)		(6)	(211)	(328)		(6)

Effect of foreign exchange rate changes	603	303		6	492	243		5

Fair value of plan assets, end of the year	6,473	6,714		123	5,307	5,717		105

Funded status	1,568	1,398		27	337	114		2

Prepaid pension asset	1,568	1,398		27	337	114		2

Actuarial (gain) / loss recognized as a component of accumulated other comprehensive loss	*(127)	*270		5	**451	**393		7

*	This amount includes actuarial gain/(loss) of 458 million and (5) million on plan assets for fiscal 2012 and 2013 respectively.
**	This amount includes actuarial gain of 337 million and 13 million on plan assets for fiscal year 2012 and 2013 respectively.

The following table summarizes changes in benefit obligations for the Companies Supplemental Employee Retirement Plan:

	Supplemental Employee Retirement Plan
	2012	2013
	(In millions)
Benefit obligation, beginning of the year	156	218	US$	4
Service Cost	5	3		—
Interest Cost	9	8		—
Benefits paid	—	(260)		(5)
Actuarial loss	29	51		1
Effect of foreign exchange rate changes	19	13		—
Benefit obligation, end of the year (included in other non-current liabilities)	218	33		—
Actuarial loss recognized as a component of accumulated other comprehensive loss	29	51		1

Other Post Retirement Plan

The Company also has a post-retirement health care and life insurance plan (“OPEB”).

The following table summarizes changes in benefit obligations for the Company’s post- retirement benefit obligations:

	Other Post-retirement Plan
	2012	2013
	(In millions)
Benefit obligation, beginning of the year	74	94	US$	2
Service Cost	2	3		—
Interest Cost	4	4		—
Benefits paid	(6)	(6)		—
Actuarial gain	11	(18)		—
Effect of foreign exchange rate changes	9	5		—
Benefit obligation, end of the year (included in other non-current liabilities)	94	82		2
Actuarial loss/(gain) recognized as a component of accumulated other comprehensive loss	11	(18)		—

The health care cost trend rate has a significant effect on the amounts reported. The assumed health care trend rate used to determine the accumulated post-retirement benefit obligation calculated as at 2012 and 2013 is 8.94% and 8.38% respectively. The ultimate weighted-average health care trend is 4.43% and is expected to be attained in the year 2030. A one-percentage-point change in assumed health care cost trend rates would not have any material impact on service cost components and interest cost components.

Effect on post-retirement benefit obligation is as follows:

	Years ended March 31,
	2012		2013
	1-Percentage-Point
	( millions)
	Increase	Decrease	Increase	Decrease

Effect on post-retirement benefit obligation	10	(8)	7	(7)

The components of pension expense are as follows:

	Year ended March 31,
	2011	2012	2013
	(In millions)
Service cost	96	102	120	US$	2
Interest cost	433	453	475		9
Expected Return on assets	(482)	(450)	(493)		(9)
Amortization of actuarial (gain)/loss	(1)	(1)	90		2

Net pension cost	46	104	192	US$	4

The accumulated benefit obligation for all overseas plans as at March 31, 2012 and 2013 is  9,808 million and  10,616 million (US$ 195 million) respectively.

The estimated amount of experience gain that will be amortized from accumulated other comprehensive loss are not expected to be material over the next fiscal 2014.

The assumptions used in accounting for the pension plans and the other benefit plans on a weighted-average basis are as follows:

	Years ended March 31,
	2012	2013
	(%)	(%)
Discount rate used for benefit obligations	4.50	4.00
Expected long-term return on plan assets	4.50	4.00
Inflation	2.00	2.00
Rate of compensation increase	3.00	3.00

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

The asset allocation policy is same as the previous year. The ultimate target is 10% equity, 90% fixed income for the contributory plan and 20% equity, 80% fixed income for the non-contributory plan. The portfolio manager has the flexibility to vary around the target without the need for immediate rebalancing. Allowed ranges are ±2% for asset classes with weights of up to 20% and ±4% for asset classes with weights over 20%. If the asset allocation moves outside of the allowable range, the portfolio manager will be responsible for initiating action to rebalance the portfolio back within the allowable range within 60 days.

The fair value of Company’s pension plan assets at March 31, by asset category are as follows:

	As of March 31, 2012 (In millions)
	Level 1	Level 2	Level 3	Total
Cash	21	—	—	21
Canadian – Mutual Fund (Equity)	846	—	—	846
Canadian – Mutual Fund (Money Market)	288	—	—	288
Canadian – Mutual Fund (Debt)	9,709	—	—	9,709
Other – Mutual Fund (Equity)	916	—	—	916

Total	11,780	—	—	11,780

	As of March 31, 2013 (In millions)
	Level 1	Level 2	Level 3	Total
Cash	19	—	—	19	US$	—
Canadian – Mutual Fund (Equity)	947	—	—	947		17
Canadian – Mutual Fund (Money Market)	272	—	—	272		5
Canadian – Mutual Fund (Debt)	10,190	—	—	10,190		187
Other – Mutual Fund (Equity)	1,003	—	—	1,003		19

Total	12,431	—	—	12,431	US$	228

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Level 1—The fair values of the registered mutual funds are measured using the net asset value (“NAV”) and are categorized by the ability to redeem investments at the measurement date.

Cash flows

Contributions

In Canada, an actuarial valuation is required every three years by the Pension Benefits Standards Act, 1985 for the purpose of contribution. The Company commissioned an independent actuarial consultant for both defined benefit plans.

The Company expects to contribute  150 million to the non-contributory pension plan in fiscal 2014, based on the valuation as at December 31, 2011.

The Company does not expect to contribute to the contributory pension plan in fiscal 2014, based on the valuation as at December 31, 2011 which showed a surplus.

The overseas subsidiaries post-retirement benefit plans other than contributory and non-contributory pension plans were unfunded. The benefits are funded on a pay-as-you-go basis. The Company funds on a cash basis as benefits are paid and Company expects to pay  8 million in fiscal 2014.

Estimate future benefit payments for overseas plans

The following benefit payments table provides expected benefit payments based on past and future services.

	Pension Benefits (Contributory and Non Contributory)			Other Benefits
	(In millions)
Years ending March 31,
2014	569	US$	10	8	US$	—
2015	569		10	9		—
2016	574		11	8		—
2017	574		11	8		—
2018	574		11	7		—
2019-2022	2,945		54	34		1

Defined contribution Plans

In addition to these pension plans, there are defined contribution plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code for U.S. employees, a Registered Retirement Savings Plan (“RRSP”) for Canadian employees, enabling qualified employees to contribute on a tax-deferred basis and a Group Stakeholder Pension Plan (“GSPP”) for UK employees, enabling qualified employees to contribute on a tax-deferred basis. Employer contributions to the 401(k) plan, RRSP and GSPP in aggregate were approximately  153 million,  170 million and  216 million (US$ 4 million) for the year ended, 2011, 2012 and 2013 respectively.

In addition to above, there are defined contribution plan for qualifying employees in South Africa. The assets are managed separately by Momentum Group Limited. Employer contributed  282 million and  377 million (US$ 7 million) to this plan in fiscal 2012 and 2013 respectively.

24.	Leases

As Lessee:

The Company has leased buildings, satellite channels, office equipment, computer equipment, certain circuit capacities, Customer premise equipment (CPE) sites, Automated teller machine (ATM) and ATM related equipments under operating lease arrangements. Operating lease rent expense was  8,953 million,  14,393 million and  15,264 million (US$ 280 million) in fiscals 2011, 2012 and 2013 respectively. Operating lease rentals includes,  6,804 million,  7,358 million and  8,269 million (US$ 152 million) in fiscals 2011, 2012 and 2013 respectively, under capacity purchase agreements on specified cables for a stated period of time.

The future minimum non-cancelable lease rental payments are as follows:

Years ending March 31,	(In millions)
2014	5,135	US$	94
2015	4,272		78
2016	3,776		69
2017	2,977		55
2018	2,280		42
Thereafter	6,763		124

Total minimum lease commitments	25,203	US$	462

The minimum future lease payments have not been reduced by minimum operating sublease rentals of  333 million due in the future under non-cancellable subleases for certain buildings which extend until December, 2020.  87 million,  46 million and  33 million (US$ 1 million) in fiscal 2011, 2012 and 2013 respectively was recognized as sublease rental income.

As Lessor:

IRUs with costs of  505 million and accumulated depreciation of  284 million have been leased under operating lease arrangements. Depreciation expense of  34 million (US$ 1 million) in respect of these assets has been recognized in the fiscal 2011, 2012 and 2013.

Cost and accumulated depreciation of IRUs in which only a portion of capacity has been leased under operating lease arrangements are not readily determinable as these are not allocable to the leased capacity. Lease rental income related to IRUs was  147 million,  317 million and  418 million (US$ 8 million) in fiscals 2011, 2012 and 2013 respectively.

Future non-cancelable lease rent payments to be received are as follows:

Years ending March 31,	(In millions)
2014	409	US$	7
2015	358		6
2016	359		7
2017	358		7
2018	358		7
Thereafter	1,978		36
Total minimum lease receipts	3,820	US$	70

25.	Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including investment securities and derivatives. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2012 and 2013

	Fair Value measurements as at March 31, 2012
	Level 1	Level 2	Level 3	Total
Particulars	(In millions)
Liabilities

Derivatives not designated as hedging instrument:
Foreign currency contracts included in accrued expenses and other current liabilities	—	76	—	76
Interest rate swap contracts included in accrued expenses and other current liabilities	—	1,176	—	1,176
Interest rate swap contracts included in other non-current liabilities	—	242	—	242

Derivatives designated as hedging instrument:
Foreign Currency contracts included in accrued expenses and other current liabilities	—	319	—	319
Interest rate swap contracts included in other non-current liabilities	—	(24)	—	(24)

Total	—	1,789	—	1,789

	Fair Value measurements as at March 31, 2013
	Level 1	Level 2	Level 3	Total
Particulars	(In millions)

Assets

Derivatives not designated as hedging instrument:

Foreign currency contracts included in other current assets	—	51	—	51	US$	1

Available-for-sale investments	—	5,689	—	5,689		104

Total	—	5,740	—	5,740	US$	105

Liabilities

Derivatives not designated as hedging instrument:

Currency swap contracts included in other non-current liabilities	—	7	—	7	US$	—
Foreign Currency contracts included in accrued expenses and other current liabilities	—	5	—	5		—
Interest rate swap contracts included in accrued expenses and other current liabilities	—	321	—	321		6

Derivatives designated as hedging instrument:
Interest rate swap contracts included in accrued expenses and other current liabilities	—	85	—	85		1
Interest rate swap contracts included in other non-current liabilities	—	63	—	63		1

Total	—	481	—	481	US$	8

Investments: Investments in liquid and ultra short-term mutual funds which are classified as available-for-sale are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement date.

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

Available-for-sale securities with readily determinable fair value are carried at their fair values, which are generally based on market price quotations.

The fair value of the foreign currency long-term loans of  110,514 million (US$ 2,027 million) is approximately  111,255 million (US$ 2,041 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date and recently negotiated terms at market rates. The term loans and NCDs totaling  6,920 million (US$ 127 million) has an estimated fair value of approximately  7,031 million (US$ 129 million) based on the discounted future cash flows at market interest rate prevailing as of balance sheet date.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair value are not necessarily indicative of all the amounts the Company could have realized in a sale transaction as of March 31, 2013. The estimated fair value amounts as of March 31, 2013 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

26.	Derivative financial instruments

a)	Interest Rate Swap Agreements (“Swaps”)

The Company’s overall risk management objective is to mitigate the negative impact of volatile global markets on its cash flow and earnings. The Company uses interest rate swaps to manage the market risks associated to interest rate movements relating to its variable-rate long-term debt. As of March 31, 2013 the Company had outstanding interest rate swaps designated as cash flow hedges to convert the variable interest rate of its long term debt to a fixed rate with a total notional amount of  16,286 million (US$ 299 million). Additionally, as of March 31, 2013 the Company had outstanding interest rate swaps with total notional amount of  9,510 million (US$ 174 million) which do not qualify for hedge accounting. Under the terms of the swaps the Company will pay an interest rate ranging from 0.57% to 3.25% in exchange for the variable interest rate equal to US$ LIBOR. These swaps expire within one year to five years from the balance sheet date.

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

The following table summarizes the activity in accumulated other comprehensive loss related to derivatives designated as cash flow hedges during the year ended March 31, 2012 and 2013:

	(In millions)
	Year ended March 31, 2012	Year ended March 31, 2013
Beginning balance-loss	291	23	US$	1
Net unrealized loss/(gain) for the year	(25)	175		3
Realized gain/(loss) reclassified into earnings	(243)	(159)		(3)

Ending balance – loss	23	39	US$	1

Based on the terms of the derivative instruments designated as cash flow hedges,  33 million (US$ 1 million) of unrealized gain currently in accumulated other comprehensive income will be transferred to interest expense in the statement of operations in the fiscal 2014.

In fiscal 2013,  181 million (US$ 3 million) has been recognized in interest expense for fair value changes on interest rate swaps which do not qualify for hedge accounting.

b)	Foreign Exchange Forward Contracts

The Company uses foreign currency forward contracts to manage the exchange risks associated with movements in United States Dollar, Canadian Dollar, Euro and other currencies.

The Company had outstanding foreign exchange forward contracts with total notional amount of  2,047 million and  2,891 million (US$ 53 million) as of fiscals 2012 and 2013 respectively. These contracts are for a period between 2 days and six months. Although these contracts are effective as hedges from an economic perspective they do not qualify for hedge accounting.

An exchange gain/(loss) of  (151) million,  (75) million and  211 million (US$ 4 million) in fiscal 2011, 2012 and 2013 respectively on foreign currency forward contracts have been recognized in other non-operating income, net.

c)	Cross Currency Swap

The Company uses cross currency swaps/contracts to manage the exchange risks associated with movements in foreign currencies associated with long term loan liabilities, primarily SG$ loan liabilities. Although these contracts are effective as hedges from an economic perspective but they are not designated as hedges.

As at March 31, 2013 the Company had open cross currency swap contracts of SG$ 250 million equivalent to  10,912 million (US$ 200 million).

Under the terms of the cross currency swap the Company will pay an interest rate ranging from 4.52% per annum to 4.54% per annum on US$ principal in exchange for the fixed interest rate of 4.25% on SG$ principal. The entire cross currency swaps will expire in three years from balance sheet date.

The Company recognizes outstanding cross currency swaps at fair value. Changes in fair value on these swaps are recognized in the statement of operations.

The differences of interest paid and received on the above cross currency swaps are recognized under interest expense.

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

South Africa Operations (SAO) (effective from May 30, 2011 on acquisition of controlling interest in SEPCO Group): SAO includes enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Segment information for fiscals 2011, 2012 and 2013 is as follows:

	Year ended March 31, 2011
	Global Voice Solutions	Global Data and Managed Services	Total
	(In millions)
Revenues	65,516	48,324	113,840
Interconnection Charges	55,065	9,916	64,981

Net revenues	10,451	38,408	48,859

Other network and telecommunication costs	433	1,799	2,232
License fees	3	661	664

Segment results	10,015	35,948	45,963

Unallocable costs:
Depreciation and amortization			13,980
Other operating costs			32,347
Operating loss			(364)
Non-operating loss, net			(1,317)
Loss before income tax			(1,681)
Income tax expense			(765)
Equity in net loss of equity method investees			(5,636)

Net loss			(8,082)

	Year ended March 31, 2012
	Global Voice Solutions	Global Data and Managed Services	South African Operations	Total
	(In millions)
Revenues	68,241	56,677	14,967	139,885
Interconnection Charges	56,058	11,022	6,938	74,018

Net revenues	12,183	45,655	8,029	65,867

Other network and telecommunication costs	439	2,027	433	2,899
License fees	113	759	56	928
Depreciation and amortization	—	—	2,731	2,731
Other operating costs	—	1,325	6,360	7,685

Segment results	11,631	41,544	(1,551)	51,624

Unallocable costs:
Depreciation and amortization				15,598
Other operating costs				35,468
Operating income				558
Non-operating income, net				4,678
Profit before income tax				5,236
Dividend Tax				(92)
Income tax expense				(5,138)
Equity in net loss of equity method investees				(944)

Net loss				(938)

	Year ended March 31, 2013
	Global Voice Solutions	Global Data and Managed Services	South African Operations	Total
	(In millions)
Revenues	85,535	67,417	18,848	171,800	US$	3,151
Interconnection Charges	71,368	13,763	6,549	91,680		1,682

Net revenues	14,167	53,654	12,299	80,120	US$	1,469

Other network and telecommunication costs	316	2,366	554	3,236		59
License fees	—	962	425	1,387		25
Depreciation and amortization	—	—	3,215	3,215		59
Other operating costs	—	3,081	8,242	11,323		208

Segment results	13,851	47,245	(137)	60,959	US$	1,118

Unallocable costs:
Depreciation and amortization				17,342		319
Other operating costs				43,846		804
Operating loss				(229)		(5)
Non-operating income, net				(4,864)		(89)
Loss before income tax				(5,093)		(94)
Dividend Tax				(92)		(2)
Income tax expense				(2,028)		(37)
Equity in net loss of equity method investees				(234)		(4)

Net loss				(7,447)	US$	(137)

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

The following table sets forth information regarding the Company’s revenues:

	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2013
	(In Millions)
				US$
GVS
International long distance and related products	61,282	65,261	82,779	1,518
National long distance	4,234	2,980	2,756	51

GDMS
Leased circuits and IRUs	11,034	13,015	16,446	301
Internet leased lines	5,694	5,898	7,265	133
Internet (including Corporate IP Transit)	8,242	6,170	7,011	129
Internet Data Center	3,143	3,503	3,781	69
Other	20,211	28,091	32,914	604
South Africa Operations	—	14,967	18,848	346

Total	113,840	139,885	171,800	3,151

Revenues have been allocated to countries based on location of the customers and are as follows:

	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2013
	(In millions)
India	30,813	34,744	41,387	US$	759
United States Of America	17,893	19,435	22,082		405
United Kingdom	13,167	15,100	19,500		358
South Africa	1,609	14,643	18,453		338
Canada	5,849	5,567	6,137		113
Rest of the world	44,509	50,396	64,241		1,178

Total	113,840	139,885	171,800	US$	3,151

In fiscal 2013, revenue from one customer (customer “H” as referred in Note 6) represents approximately 10% of the Company’s consolidated revenue from all the reported segments.

The overseas subsidiaries own approximately 65 % of the Company’s property, plant and equipment of which 13 % is located in South Africa.

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

The following table summarizes the related party transactions and balances included in the financial statements:

	Years ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013	2013
	(In millions)
Nature of transactions													(US$)
Revenues from telecommunication services:-
Global Voice Solutions (including 786 million, 815 million and 1,119 million for fiscals 2011, 2012 and 2013 respectively from Tata Teleservices Ltd.)	1,168	1,069	1,421	—	—	—	473	83	30	1,641	1,152	1,451	27
Global Data and Managed Services (including 487 million, 783 million and 1,383 million for fiscals 2011, 2012 and 2013 respectively from Tata Teleservices Ltd.)	2,323	2,913	4,221	—	—	—	643	115	12	2,966	3,028	4,233	78

Revenues from telecommunication services total	3,491	3,982	5,642	—	—	—	1,116	198	42	4,607	4,180	5,684	105

Interest income	—	—	—	—	—	—	707	163	—	707	163	—	—
Interest expense	—	111	—	—	—	—	—	—		—	111	—	—
Network and transmission costs :-
Global Voice Solutions (including 394 million, 522 million 1,677 million for fiscals 2011, 2012 and 2013 respectively from Tata Teleservices Ltd.)	494	621	1,734	—	—	—	1,344	793	345	1,838	1,414	2,079	38
Global Data and Managed Services (including 550 million, 917 million and 679 million for fiscals 2011, 2012 and 2013 respectively from Tata Teleservices Ltd.)	1,164	1,841	1,694	—	—	—	212	32	—	1,376	1,873	1,694	31

Network and transmission costs total	1,658	2,462	3,428	—	—	—	1,556	825	345	3,214	3,287	3,773	69

	Year ended March 31,
	Beneficial Owner and Subsidiaries			Principal Owners			Equity Method Investees			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013	2013
	(In millions)
Nature of transactions													(US$)
License fees	—	—	—	653	841	928	—	—	—	653	841	928	17

Loans given	—	—	—	—	—	—	3,110	765	—	3,110	765	—	—

Advances given	567	103	2	—	—	—	—	—	—	567	103	2	—

Advances recovered	573	15	91	—	—	—	—	—	—	573	15	91	2

Advance received	—	201	3	—	—	—	—	—	—	—	201	3	—

Advance repaid	—	—	195	—	—	—	—	—	—	—	—	195	4

Dividends paid	—	81	81	—	326	326	—	—	—	—	407	407	7

Other non-operating income, net	88	51	126	—	—	—	—	—	—	88	51	126	2

Other operating costs	577	1,582	2,153	—	—	—	10	9	—	587	1,591	2,153	39
Purchase of property, plant & equipments	265	102	1,023	—	—	—	—	—	—	265	102	1,023	19
Sale of property, plant & equipments	—	—	5	—	—	—	—	—	—	—	—	5	—
Purchase of additional ownership interest in subsidiary	—	—	921	—	—	—	—	—	—	—	—	921	17
Investment in equity method investee	—	—	—	—	—	—	530	255	—	530	255	—	—
Return of investment from equity method investee	—	—	—	—	—	—	—	—	58	—	—	58	1
Advances for additional ownership interest and preference stock	—	—	—	—	—	—	455	—	—	455	—	—	—

Year End Balances	As of March 31
	Beneficial Owner and Subsidiaries		Principal Owners		Equity Method Investees		Total
	2012	2013	2012	2013	2012	2013	2012	2013	2013
	(In millions)
									(US$)
Accounts receivables (including 642 million and 334 million for fiscals 2012 and 2013 respectively from Tata Teleservices Ltd.)	1,464	1,545	—	—	8	5	1,472	1,550	28
Accounts payable (including 345 million and 1,289 million for fiscals 2012 and 2013 respectively from Tata Teleservices Ltd.)	1,023	2,267	—	—	159	57	1,182	2,324	43
Advances given (including 90 million and 79 million for fiscals 2012 and 2013 respectively from Tata Teleservices Ltd.)	92	269	—	—	—	—	92	269	5
Other Current Assets	—	—	6	6	—	—	6	6	—

Prepaid expenses and other current assets total	92	269	6	6	—	—	98	275	5

Other non-current assets (License fee paid under protest)	—	—	2,899	1,741	—	—	2,899	1,741	32
Advance received (including 201 million and Nil for fiscals 2012 and 2013 respectively from Tata Teleservices Ltd.)	201	57	—	—	—	—	201	57	1
Unearned revenues (including 356 million and Nil for fiscals 2012 and 2013 respectively from Tata Teleservices Ltd.)	716	707	—	—	—	—	716	707	13

License fees payable	—	—	635	642	—	—	635	642	12

Accrued expenses and other current liabilities Total	917	764	635	642	—	—	1,552	1,406	26

Interest received relating to license fees litigation	—	—	—	1,104	—	—	—	1,104	20

License fees payable	—	—	1,741	1,741	—	—	1,741	1,741	32

Other non-current liabilities total	—	—	1,741	2,845	—	—	1,741	2,845	52

29.	Commitments and contingencies

Commitments

Capital commitments

Capital commitments represent expenditures, principally relating to the construction of new buildings, undersea cables and expansion of transmission equipment, which had been committed under contractual arrangements with the majority of payments due within a period of one year. The amount of these commitments totaled  5,931 million (US$ 109 million) as of March 31, 2013. Out of this total amount  5,615 million (US$ 103 million) is expected to be purchased in fiscal 2014.

Contingencies

The Company is involved in a variety of proceedings, claims and litigation arising in the ordinary course of business. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available (with the assistance of external legal counsel wherever necessary). The Company accrues a loss contingency when it is probable that an asset has been impaired or a liability has been incurred as of the balance sheet date and the amount of loss can be reasonably estimated. In respect of loss contingencies where the reliable estimate of loss is a range, the amount accrued is the better estimate of the loss within the range and when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. Loss contingencies that are reasonably possible but not probable as of the balance sheet date have been disclosed as contingencies with a range of possible loss, whenever it can be estimated.

The following is a description of material claims and losses where a potential loss is reasonably possible but not probable.

a)	Business related claims

In April 2010, the Company voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission the results of an internal investigation conducted by outside counsel for the Company relating to the activities of a reseller of one of the Company’s subsidiaries, Tata Communications International Pte Ltd. The internal investigation found evidence that the reseller may have offered and made improper payments to officials of a government purchaser in a Southeast Asian country in connection with the resale of the Company’s products. The investigation also found evidence that the Company’s sales consultant in the country was aware of the reseller’s potentially improper activities. Such activities may have violated the U.S. Foreign Corrupt Practices Act (“FCPA”). The investigation did not reveal any prior involvement or knowledge regarding these activities by senior management of the Company or its subsidiary. The Company has taken remedial action, including terminating its relationship with the sales consultant and with the reseller. The Company cannot predict the ultimate consequences of these matters at this time, nor can we reasonably estimate the potential liability, if any, related to these matters. However, based on the facts currently known, we do not believe that these matters will have a material adverse effect on our business, financial condition, results of operations or cash flow. Even so, the FCPA investigation is subject to inherent uncertainties and management’s view of this matter may change in the future.

The Company is routinely party to suits for collection, commercial disputes, claims from employees, customers and/or suppliers and others in the ordinary course of its business, including claims over reconciliation of payments for voice minutes, circuits, internet bandwidth and/or access to the public switched telephone network, leased equipment, and claims from estates of bankrupt companies alleging that we received preferential payments from such companies prior to their bankruptcy filings. While management currently believes that resolving such suits and claims, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, litigation is subject to inherent uncertainties and management’s view of this matter may change in the future. If an unfavorable final outcome were to occur in respect of such suits, claims and disputes, such an outcome could have a material adverse impact on the Company’s financial position and results of operations for the period in which the effect becomes reasonably estimable. Claims against the Company of  2,164 million (US$ 40 million) are disputed by the Company of which an amount of  432 million (US$ 8 million) has been accrued as liability. If the dispute goes against the Company,  1,732 million (US$ 32 million) will be charged to statement of operations.

b)	ADC claim

Telecom Regulatory Authority of India (“TRAI”) reduced the Access Deficit Charge (“ADC”) rates effective April 1, 2007. All telecom services providers including NLD and ILD Operators in India are bound by the TRAI regulations; accordingly Tata Communications recorded the cost relating to ADC at revised rates as directed by TRAI. However, BSNL continued to bill at the ADC rate applicable prior to April 1, 2007. BSNL had filed an appeal against the TRAI directive of reduction in ADC and currently this matter is pending with Supreme Court of India. The possible liability on Company is  3,120 million (US$ 57 million).

c)	License fees claim

i.	In fiscal 2010, DoT completed their assessment for fiscal 2006 and raised a demand of 1,046 million. The Company challenged DoT’s order in the TDSAT and TDSAT in its order dated August 19, 2010, held: a) a license fee is not applicable on non-telecom income and other miscellaneous income; b) penalty and interest thereon is not applicable on a shortfall of a license fee; c) a deductions in AGR for cost items is not allowed; d) a suo-moto inter-license adjustment by the licensee is not permitted. Hence, the Company’s liability was reduced to 51 million including interest up to June 2013.

The DoT has filed an appeal in the Supreme Court of India against above mentioned judgment of TDSAT dated August 19, 2010 and currently the matter is pending in the Supreme Court of India.

ii.	On February 19, 2013, DoT issued license fee demand for fiscal year 2007 and 2008, based on special audit reports of auditors appointed by DoT. The total demand is for 1,931 million, being 929 million for fiscal 2007 and 1,002 million for fiscal 2008, including 1,021 million, being interest as on February 28, 2013. Further, the liability as on 30th June (including interest) is 2,018 million. However, the Company has challenged the said demand notice in the Madras High Court, which has vide its orders dated March 1, 2013, granted a stay-order against the said demand.

d)	ESIC claim

Employee State Insurance Corporation (“ESIC”) issued recovery proceedings against the Company alleging non-compliance of Employee State Insurance Act (“ESI Act”) by the Company. Pursuant to the above, ESIC issued demand notices in January 2013 for recovery of 256 million, which also included penal interest @ 12 % per annum. Thereafter, ESIC also issued prohibitory orders directing them to freeze the accounts of the Company till further orders. Despite Company’s representation that it had not received any show cause notices earlier, ESIC refused to vacate the prohibitory orders. Consequently, Company made payment of 256 million under protest and thereafter, filed an application before Employees State Insurance Court (“Court”) for refund. The Company further received demand notices in February 2013 demanding ESI contributions of 36 million relating to the period June 1, 2012 to January 31, 2013 and an amount of 120 million, being damages levied on account of late payment for the period from 2008 till 2013.

In the last hearing on June 27, 2013, Court directed ESIC not to carry out any coercive action and also ordered ESIC to carry out detailed inspection of the books of the Company. The said inspection has been carried out and ESIC is expected to file its report shortly.

The Company believes that the demand by the ESIC is untenable and unsustainable in law as the same is raised purely on ad-hoc basis without verification of the records and returns filed by the Company. Further, the demand relates to payments made to contractors who have substantially complied with the provisions of the ESI Act and have discharged their liability to ESIC. If the Court decides against the Company, the 412 million (US$ 8 million) will be charged to statement of operations.

30.	Post Balance Sheet events

i	Dividends

Any dividends declared by the Company are based on the profits available for distribution as reported in the statutory financial statements of Tata Communications India prepared in accordance with Indian GAAP. As of fiscal 2013, the amounts available for distribution, net of dividend tax is  10,276 million. Subsequent to March 31, 2013, the Board of Directors recommended a dividend of  3 per equity share, which has been approved by the shareholders in the Annual General Meeting, held on July 26, 2013.

ii	The Company’s Board of Directors has approved a proposal to delist its American Depositary Receipts (“ADRs”), from the New York Stock Exchange (NYSE) and to terminate its ADR Program. On May 28, 2013 the Company had filed a Form 25 with the U.S. Securities and Exchange Commission and consequent to the filing, the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of June 7, 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) has become effective on July 14, 2013.